                                  BUDGET REVIEW

                                      2006

                                    [GRAPHIC]

                                  BUDGET REVIEW

                                      2006

                                NATIONAL TREASURY

                            REPUBLIC OF SOUTH AFRICA

                                15 February 2006

2006 Budget Review
--------------------------------------------------------------------------------

ISBN: 0-621-36398-7
RP: 09/2006

The Budget Review is compiled with the latest available information from departmental and other sources. Some of this information is unaudited or subject to revision.

To obtain copies please contact:

               Communication Directorate
               National Treasury
               Private Bag X115
               Pretoria
               0001
               South Africa
               Tel: +27 12 315 5948
               Fax: +27 12 315 5160

The Budget Review is also available on the Internet at: www.treasury.gov.za

ii

FOREWORD

South Africa entered 2006 with a level of optimism befitting our young democracy, balanced by the sober reflection of how much more we need to achieve.
While we continue to make progress, the pressing challenges of social and economic development are a constant reminder of how much farther we need to travel.

Over the past year we have further defined these challenges and moved ahead with determination to address them. The accelerated and shared growth initiative and the foundation of South Africa's new social security agency are two recent and important steps taken to address the dual challenges of economic growth and social development.

The 2006 Budget takes advantage of the robust economic growth we have experienced in 2004 and 2005 to provide significant funding for a wide range of government programmes. These allocations support more rapid growth, and improve the breadth and quality of public services.

The national budget is always a work in progress - a snapshot of the fiscal and economic aspirations of our society at any given time. This process needs continuous attention and renewal. In line with previous budgets, the 2006 Budget
Review reflects innovation and change.

The process of developing the budget incorporated a variety of improvements in
2005, including the development of a capital budgets committee to better assess infrastructure spending plans, and more extended reviews of policy. The latter have been reflected in revisions to chapter formats, with a fuller description of the policy behind government expenditure decisions in Chapter 6. The consolidated national and provincial numbers have been enhanced to better demonstrate the expenditure of public entities. And as in previous Budget
Reviews, we have tried to improve the transparency of our discussion of policy, revenue and expenditure in support of ever-greater accountability.

The Budget Review benefits immeasurably from the prodding, questioning and views of colleagues inside and outside the National Treasury and its sister institutions - the South African Revenue Service and Statistics South Africa -
along with the South African Reserve Bank, the Financial and Fiscal Commission,
and government in general.

Minister of Finance Trevor Manuel and Deputy Minister of Finance Jabu Moleketi
have provided vigorous and thoughtful leadership and guidance to the efforts of the National Treasury in all of its endeavours. A special note of appreciation goes out to members of Cabinet and the Ministers' Committee on the Budget for
their unflagging support and commitment to a sound budget process.

/s/ Lesetja Kganyago
-----------------------------------
LESETJA KGANYAGO
DIRECTOR-GENERAL: NATIONAL TREASURY

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                                                                        Contents
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Consolidated government accounts and the public sector borrowing

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2006 Budget Review
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vi

                                                                        Contents
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TABLES

2.1  Annual percentage change in GDP and consumer price inflation,

2.5  Key labour market indicators, September 2001 to September 2005

3.3  Revised estimates of main budget revenue and expenditure, 2004/05

3.6  RDP Fund grants and foreign technical co-operation, 2002/03
     - 2008/09 ...........................................................    52

4.6  Personal income tax rate and bracket adjustments, 2005/06 and
     2006/07 .............................................................    71

4.10 Total combined fuel levy on leaded petrol and diesel, 2004/05 -
     2006/07 .............................................................    80

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5.10 Maturity distribution of domestic marketable bonds, 2003/04
     - 2005/06 ...........................................................    97

6.2  Consolidated government expenditure by function, 2005/06 - 2008/09 ..   105

7.4  Preliminary 2004/05 expenditure outcome and 2005/06 revised
     estimates ...........................................................   125
7.5  Revised provincial expenditure estimates, 2004/05 and 2005/06 .......   126
7.6  Central government administration: expenditure by vote, 2002/03
     - 2008/09 ...........................................................   127
7.7  Financial and administrative services: expenditure by vote,
     2002/03 - 2008/09 ...................................................   129
7.8  Social services: expenditure by vote, 2002/03 - 2008/09 .............   130
7.9  Projected costs in relation to the acquisition of strategic
     armaments ...........................................................   131
7.10 Justice and protection services: expenditure by vote, 2002/03
     - 2008/09 ...........................................................   131
7.11 Economic services and infrastructure: expenditure by vote, 2002/03
     - 2008/09 ...........................................................   132

7.17 Consolidated provincial expenditure according to function, 2002/03
     - 2008/09 ...........................................................   137
7.18 National transfers to local government, 2002/03 - 2008/09 ...........   138

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                                                                        Contents
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FIGURES

2.10 Growth in mortgage advances and residential investment, 1970 - 2005 ..   36

5.2  BESA turnover and international participation in the domestic bond

                                                                              ix

                                                                               1

OVERVIEW OF THE 2006 BUDGET

Supported by further economic reforms, South Africa's historic expansion - six years of uninterrupted growth - is set to continue. The economic growth rate is expected to average nearly 5 per cent a year over the medium term, and a more rapid rate of growth is within reach. As government takes determined steps to promote accelerated and shared growth, it also recognises that the test of the quality of a democracy is the efficacy with which it fosters human development and reduces poverty among the most marginalised. This is the dual challenge at the centre of the 2006 Budget proposals.

Government's basic policy aims remain reconstruction and development: meeting basic needs, growing the economy and promoting social development.

With R82 billion added to departmental expenditure plans over the next three years, the 2006 Budget furthers the objectives of human development and poverty reduction, emphasising education and the built environment. The fiscal stance offsets the impact of the commodity price cycle and robust consumption spending on the current account deficit.

The Budget emphasises the need to reinforce modernisation and competitiveness, widen participation and employment, foster small business growth and build cohesive communities. Major investments by the private and public sectors will strengthen economic infrastructure and, alongside tax relief for companies, support further investment and employment creation. Substantial tax relief for individuals, enhanced service delivery and augmented social assistance transfers will further raise living standards and improve the lives of all South Africans.

Government recognises that capacity constraints limit the state's ability to spend effectively. Real expenditure has grown rapidly in recent years and will continue to expand over the medium term as focused reforms strengthen financial and service delivery capacity in the public sector.

STATE OF THE ECONOMY AND POLICY PRIORITIES

The economic outlook for South Africa continues to      ECONOMIC GROWTH TO
improve. The economy is expected to grow by an          AVERAGE ABOUT 5 PER CENT
annual average of about 5 per cent over the
medium-term expenditure framework (MTEF) period.
Stronger growth in domestic production, greater
profitability of commodity exports in particular,
increased employment and rising household incomes
have led to sustained increases in private and public
sector investment, and in household consumption. Over
the medium term, increased productive capacity,
improved competitiveness, policy reform and a
stronger performance by manufactured exports are
expected to support accelerated growth.

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ECONOMIC POLICY REMAINS     The present buoyancy in the economy is fuelled in
FOCUSED ON LONG-TERM        part by strong consumption spending by households,
GOALS                       and the impact of favourable terms of trade on
                            national income and financial conditions. However,
                            economic policy remains focused on long-term goals.
                            Greater capital expenditure by the public sector
                            overall, targeted tax relief and expenditure
                            allocations in key areas, and a sound fiscal
                            position - with a budget deficit averaging 1,4 per
                            cent over the MTEF period - form a policy framework
                            aimed at sustainable and broad-based growth.

                            The fiscal stance supports the objectives of
                            accelerated and shared growth by enabling strong
                            real growth in expenditure and extending the current
                            economic expansion, while offsetting the impact of
                            high household consumption spending on the current
                            account deficit, prices and the exchange rate.

                            The international economic environment is generally
                            supportive of the current growth phase, with capital
                            inflows totalling R78,5 billion in the first nine
                            months of 2005 more than balancing the substantial
                            current account deficit.

DOMESTIC COST OF CAPITAL    While the domestic cost of capital has fallen to
AT RECORD LOWS AS           record lows, interest rate and growth differentials
INVESTMENT GROWS            continue to draw savings in from the rest of the
                            world. This has enabled South Africa to raise
                            foreign reserves from US$7,6 billion in 2001 to
                            US$22,2 billion at the end of January 2006.

                            Broad-based economic growth has contributed to rapid
                            growth in tax revenue, supporting a sound fiscal
                            position and enabling progressive increases in
                            expenditure. Tax revenue is expected to grow by 17,5
                            percent or R62,1 billion in 2005/06. The 2006 Budget
                            provides R19,1 billion in further tax relief,
                            supporting greater investment and consumption by
                            households and business.

SIGNIFICANT INCREASES IN    South Africa's development challenge is not only
REAL EXPENDITURE FOR        about faster growth, but also about broadening
SOCIAL AND ECONOMIC         participation and accelerating the pace of social
OBJECTIVES                  advancement. Government's consistent and measured
                            fiscal stance enables a significant further increase
                            in real levels of expenditure in support of social
                            and economic objectives. Real growth in government
                            expenditure after debt costs has averaged 9,5 per
                            cent a year over the past three years and is
                            expected to rise by 7,9 per cent in 2006/07,
                            averaging 6,4 per cent over the MTEF period.

ESKOM AND TRANSNET          Room is made in South Africa's domestic capital
INFRASTRUCTURE PROGRAMMES   markets for greater borrowing for infrastructure
GATHER PACE OVER MEDIUM     investment by non-financial public enterprises,
TERM                        particularly Eskom and Transnet. As their investment
                            programmes gather momentum, the public sector
                            borrowing requirement is projected to increase to
                            2,4 per cent of GDP in 2008/09.

                                          Chapter 1: Overview of the 2006 Budget
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Figure 1.1 GDP growth and inflation, 2002 - 2008(1)

                                    [GRAPHIC]

(1.) 2002 to 2004 are actuals. 2005 is an estimate. 2006 - 2009 are forecasts.

POLICY PRIORITIES

The expansionary trend that began in 2001, with         R82 billion in
government increasing real expenditure in pursuit of    additional expenditure
social and economic objectives, continues in the 2006   provided
Budget. Over the next three years the main budget
framework provides an additional R82 billion in
expenditure, not including replacement transfers for
the RSC levies(1), which are eliminated from 30 June
2006.

Additional funding supports a wide range of public
sector programmes, with a strong emphasis on economic
infrastructure, education and health. Public sector
infrastructure spending totals about R372 billion
over the MTEF period.

Significant additional funding is directed to
housing, community development and industrial
infrastructure.

Government recognises that capacity constraints limit   Steps to improve the
the state's ability to spend effectively. The 2006      efficiency of public
Budget places particular emphasis on improving the      service delivery
efficiency of public service delivery. Regulatory
practice is under review. Technical support to boost
planning and financial capacity in provincial and
local government receives new impetus.

The reorganisation of the courts is strengthened and
the criminal justice system reinforced. Allocations
support enhanced public security and strengthened
crime prevention, with the goal of reducing contact
crime by 7 to 10 per cent a year, partly through
concentrating law enforcement in identified priority
areas. Police capacity is increased and a new
reservist system is put in place.

The 2006 Budget further shifts social service           Quality enhancements in
expenditure towards quality improvements in             education, health care,
education, health care and support for                  housing and welfare
poverty-focused community development and welfare
services. The hospital revitalisation programme
receives R900 million in additional

----------
(1)  Regional Services Council and Joint Services Board levies.

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2006 Budget Review
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                            funding. Targeted support is provided to
                            municipalities for capacity building, basic services
                            and local economic development. A discussion paper
                            on possible alternative tax sources to strengthen
                            the local government revenue base has been published
                            for comment.

Framework aims to improve   Government's medium-term strategic framework seeks
social, cultural and        to enhance the social, cultural and economic welfare
economic welfare            of all South Africans as reflected in the following
                            key objectives:

                            o    Accelerating the pace of economic growth, and
                                 the rate of investment in productive capacity

                            o    Promoting opportunities for the participation
                                 of marginalised communities in economic
                                 activity, and improving the quality of the
                                 livelihoods of the poor

                            o    Maintaining a progressive social security net,
                                 alongside investment in community services and
                                 human development

                            o    Improving the capacity and effectiveness of the
                                 state, including combating crime and promoting
                                 service-oriented public administration

                            o    Building regional and international
                                 partnerships for growth and development.

                            The sections below summarise these key social and
                            economic objectives in relation to the 2006 Budget.
                            An extensive discussion of policy priorities and
                            challenges for public service delivery is found in
                            Chapter 6.

                            ACCELERATING ECONOMIC GROWTH

GDP growth to rise to 5,2   Gross domestic product (GDP) growth is expected to
per cent in 2008            maintain its current pace in 2006, before moderating
                            in 2007 and accelerating to 5,2 per cent in 2008.
                            Economic growth in 2004 and 2005 was buoyed by
                            robust consumer demand and rising business
                            investment, supported by benign inflation, low
                            interest rates, rising values of property and
                            financial assets, strong commodity prices and a
                            generally improved economic outlook.

                            Government's economic reforms have placed the
                            economy in a position to grow at a more rapid rate.
                            The fiscal stance presented in the 2006 Budget
                            firmly supports the objectives of accelerated and
                            shared growth.

                            INFRASTRUCTURE INVESTMENT

R34 billion added to        Infrastructure development provides the basis for
infrastructure spending     businesses to expand industrial investment and
over the medium term        create jobs. Major funding increases are allocated
                            for infrastructure and capital spending in
                            transport, community development and the built
                            environment. The 2006 Budget adds R34 billion to
                            capital and infrastructure spending over the MTEF.

                                          Chapter 1: Overview of the 2006 Budget
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Additional funding for the Gautrain rapid rail          ADDITIONAL FUNDING FOR
project, local transport infrastructure and other       TRANSPORT INFRASTRUCTURE
transport projects totals more than R14 billion over    TOTALS R14 BILLION
the next three years. The national roads agency is
expected to spend R9,5 billion on government funded
roads over this period. The merger of the South
African Rail Commuter Corporation with Metrorail is
under way, and increased funding is provided to
refurbish carriages and purchase new rolling stock. A
sound fiscal position over the medium and long term
will allow further expansion and integration of
national, provincial and metropolitan public
transport.

Substantial financing is also provided for other        ALLOCATION SUPPORTS
social and economic infrastructure. The Coega           EXPANDED INVESTOR
industrial development zone is allocated R1,5 billion   ACTIVITY AT COEGA
to complete bulk infrastructure to prepare sites for
further development by investors. Development and
refurbishment of water schemes is also supported.

Government infrastructure spending is supplemented by
major investment commitments by state-owned
enterprises. Investment spending on rail and ports
infrastructure, for example, will increase markedly
over the next three years, totalling about R32
billion.

SMALL BUSINESS, INNOVATION AND SKILLS DEVELOPMENT

Small business support programmes will be               NEW SUPPORT FOR SMALL
revitalised, spending on skills development is          BUSINESS AND LAND REFORM
increasing rapidly and agricultural support for land    BENEFICIARIES
reform beneficiaries will be stepped up. Tax
adjustments are made to help small businesses
succeed.

Raising South Africa's rate of economic growth and
sustaining a more rapid pace requires greater
knowledge creation and new business development in
competitive markets. The 2006 Budget recognises the
contribution of science and technology to sustained
growth by providing tax incentives to boost
technology investment - and funding allocations to
bolster partnerships between business and research
institutions.

Continuous upgrading of South Africa's skills base is   INCENTIVES FOR
important for industrial development, employment        LEARNERSHIPS ARE
creation and rising income levels. Complementing        EXTENDED
major new allocations for school education, R2,4
billion is proposed for higher education and the
recapitalisation and upgrading of further education
colleges. Tax incentives for learnerships introduced
in the 2001 Budget, due to expire this year, will be
extended for an additional five years. The benefit
amounts are revised upwards to maintain the real
value of the incentives to employers.

MACROECONOMIC FOUNDATIONS FOR GROWTH

The economic growth strategy rests on a sound and
sustainable macroeconomic platform. Government has
set a 3 to 6 per cent target range for consumer price
inflation excluding mortgage costs, which remains the
central monetary policy objective of the Reserve
Bank. The fiscal stance accommodates robust growth in
real expenditure, while the level of government debt
remains moderate.

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2006 Budget Review
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                            INCREASING PARTICIPATION, PROMOTING OPPORTUNITY

DIRECT INITIATIVES TO       A key element of sustained growth and social
OVERCOME                    progress is broadening access to economic activity,
MARGINALISATION             most directly through the creation of new
                            employment. But overcoming economic and social
                            marginalisation requires more intensive backing and
                            reform. Government's regulatory frameworks need to
                            ensure that markets can expand beyond their old
                            limits to include new consumers and producers,
                            embracing innovative approaches and new products.
                            Enhancing the viability of small businesses,
                            fostering new market opportunities, and providing
                            public services increases social inclusion and
                            economic participation.

NEW SUPPORT FOR             The 2006 Budget broadens the reach of government's
EXPANDED PUBLIC WORKS       expanded public works and employment programmes by
AND EMPLOYMENT              allocating R4 billion for early childhood
PROGRAMMES                  development and workers in social welfare, community
                            health and home-based care. The Small Enterprise
                            Development Agency is supported - as are the
                            measures embodied in the National Credit Bill to
                            reduce the constraints to participation caused by
                            unfair and poorly functioning credit markets.

                            Economic participation receives further support
                            through policy initiatives targeting land reform,
                            complementary agricultural support programmes, and
                            housing and community investment.

                            A facility to help national and provincial
                            departments obtain the services of transaction
                            advisors for PPP projects has been amended to
                            include funding for municipal feasibility studies
                            and procurement. Broadening economic participation
                            also depends on improved living conditions in
                            residential communities. Government's comprehensive
                            plan for sustainable human settlements builds on the
                            established housing subsidy programme, extending
                            support for social housing initiatives and
                            accelerating the upgrading of informal settlements.

R23 BILLION FOR             Over the medium term R23 billion will be spent on
INTEGRATED HOUSING          the integrated housing settlement grant. In
SETTLEMENT GRANT OVER       addition, substantial new investment is provided for
MTEF                        municipal roads and transport facilities,
                            electrification, water services and sanitation.
                            Project Consolidate is strengthened to support
                            municipal service delivery.

                            Stronger public-private linkages are being developed
                            through the Financial Sector Charter and the housing
                            initiative announced in 2005 to provide more than
                            R40 billion for housing finance. The 2006 Budget
                            includes funding for a new neighbourhood development
                            programme, aimed in part at encouraging private
                            investment in low-income communities to create
                            vibrant residential areas.

STRENGTHENING BEE           Enhancing black economic empowerment remains a key
REMAINS A CHALLENGE         area of government's efforts to expand
                            participation. A number of industry-level charters
                            to define the parameters of BEE were initiated in
                            2005, and more are expected in coming years.
                            Achieving a greater spread of empowerment remains a
                            challenge for business and the public sector.

                                          Chapter 1: Overview of the 2006 Budget
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--------------------------------------------------------------------------------
2006 BUDGET HIGHLIGHTS

THE ECONOMY AND FISCAL STANCE

o    GDP growth of 4,9 per cent for 2006, averaging about 5 per cent over the forecast period.

o    CPIX inflation averaging 4,5 per cent over the MTEF.

o    A main budget deficit of 0,5 per cent for 2005/06, 1,5 per cent for
     2006/07, 1,4 per cent in 2007/08 and 1,2 per cent in 2008/09.

o    Real growth in national government non-interest spending by an annual average of 6,4 per cent.

o    Provincial expenditure rises by an annual average of 12 per cent.

o    National budget revenue increases to R411,1 billion in 2005/06, or R11 billion more than expected at the time of the Medium Term Budget Policy
     Statement.

o    Borrowing costs decline as a percentage of GDP from 3,3 per cent in 2005/06 to 2,7 per cent in 2008/09.

TAX AND EXCHANGE CONTROL PROPOSALS

o    Total tax relief of R19,1 billion.(2)

o    Personal income tax relief of R13,5 billion, including raising the level of the top marginal tax rate to R400 000.

o    Transfer duty relief of R4,5 billion.

o    Reduction in the retirement fund tax from 18 per cent to 9 per cent.

o    Turnover limits raised from R6 million to R14 million and adjustments made to a range of monetary thresholds provide tax relief to small businesses.

o    Learnership allowances extended to 2011 and limits raised to R30 000 per year for new employees.

o    Withdrawal of the RSC levies, reducing business tax burden by R7 billion in
     2006/07.

o    The offshore foreign currency allowance for individuals is raised to R2 million.

MAIN CHANGES TO SPENDING OVER THE MTEF

o    An additional R82 billion in spending and R24 billion to replace the RSC levies.

o    R30,9 billion more for the provincial equitable share to support improvements in school education, health, welfare services and provincial infrastructure.

o    R8,7 billion for local government infrastructure and services.

o    R6,6 billion for education, health and welfare.

o    R16,2 billion for housing and community development.

o    R12,9 billion for economic infrastructure investment.

o    R3,0 billion for industrial development, science and technology.

o    R5,4 billion to justice and crime prevention and improve access to justice services.

o    R4,6 billion to international relations and defence.

o    R8,0 billion for investment in public administration.
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ACHIEVING EQUITY AND HUMAN DEVELOPMENT

The full realisation of human dignity and the freedom
to pursue economic opportunity are incompatible with
the poverty that continues to afflict a large number
of South Africans. Sustained progress in reducing
poverty requires continued economic expansion, job
creation, and quality public services that enable
people to improve their living standards. Financial
assistance needs to be complemented by public
assistance - health care, schools, roads and more.

----------
(2)  Not including impact of the withdrawal of the
     RSC levies.

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2006 Budget Review
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SOCIAL SERVICE PRIORITIES        Government continues to expand the income
INCLUDE ADDRESSING THE IMPACT    security net and welfare services, and seeks to
OF HIV AND AIDS                  develop stronger partnerships with
                                 non-governmental welfare organisations.
                                 Addressing the impact of HIV and AIDS, care of
                                 child-headed households and appropriate
                                 management of children in conflict with the law
                                 are among the social service priorities for the
                                 2006 Budget.

                                 Income support to the most vulnerable has grown
                                 rapidly over the past five years. Social
                                 assistance grants to the elderly, the disabled
                                 and to support vulnerable children now reach
                                 more than 10 million beneficiaries. Social
                                 security and welfare spending will exceed R73
                                 billion in 2005/06, nearly one-fifth of
                                 consolidated non-interest expenditure.

MORE THAN 7 MILLION CHILD        The extension of the child support grant to
SUPPORT GRANT RECIPIENTS         qualifying children between the ages of 11 and
                                 14 was completed in 2005/06, bringing the
                                 estimated number of child support grant
                                 recipients at the end of 2005 to more than 7
                                 million. Income support to poor families
                                 through the old age grant, disability grants,
                                 foster care and child support grants has been
                                 the fastest-growing category of government
                                 expenditure since 2001. Household surveys
                                 indicate these transfers have contributed
                                 significantly to poverty reduction. Social
                                 assistance grants to individuals will increase
                                 by 5,5 per cent on average in 2006/07.

                                 Government has made significant progress in
                                 consolidating the delivery of social
                                 assistance. Beginning this year, grants will be
                                 administered by the South African Social
                                 Security Agency, incorporating the present
                                 provincial social security administration
                                 components. Welfare services will remain a
                                 provincial function. Basic social service
                                 delivery will be further supported by an
                                 expansion in employment of community health
                                 workers, home- and community-based care
                                 services, and support for early childhood
                                 development programmes.

MAJOR SUPPORT TO REVITALISE      Primary health care has strengthened
HOSPITALS, HIRE MORE PERSONNEL   significantly in recent years, but funding for
                                 hospital services has lagged behind need. The
                                 2006 Budget makes significant increases in
                                 allocations for hospitals, including further
                                 investment in physical rehabilitation and
                                 modernisation of health facilities and
                                 provision for increases in medical personnel.
                                 Funding is also provided for the extension of
                                 emergency medical services.

EDUCATION FUNDING INCLUDES       Education remains the largest category of
PROVISION FOR NO-FEE SCHOOLS     government spending. The 2006 Budget allocates
                                 major resources to the further development of
                                 the education system, with increases specified
                                 for the upgrading of information systems, the
                                 implementation of no-fee schools, expansion of
                                 pre-school enrolment and curricular
                                 improvements. Higher education and further
                                 education colleges receive an additional R2,4
                                 billion over the next three years.

                                 Additional initiatives include:

                                 o    Increased funding for school buildings,
                                      facilities and curriculum materials

                                 o    Progressive expansion of early childhood
                                      education opportunities

                                           Chapter1: Overview of the 2006 Budget
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o    A new national subsidy programme for community
     libraries

o    Increased funding for school sport and community
     sport participation.

IMPROVING THE CAPACITY OF THE STATE

Enhancing the quality of public administration is       TECHNICAL CAPACITY OF
essential for translating the availability of public    MUNICIPALITIES TARGETED
monies into public services - and then into social      FOR UPGRADING
and economic outcomes. Government's medium-term
development strategy focuses on the improvement of
public-sector institutions, especially the technical
and managerial capacity of municipalities and service
delivery departments.

Particular emphasis is placed on strengthening crime    NEW INITIATIVES TO
prevention and public security. Government aims to      PREVENT CRIME, INCREASE
reduce contact crime by 7 to 10 per cent a year,        PUBLIC SECURITY
partly through concentrating law enforcement in
identified priority areas and reducing the number of
illegal firearms. The response to organised crime,
corruption and fraud has also been reinforced.

A range of initiatives to expand the quality and
capacity of the public service include:

o    Consideration of regulatory impact assessments
     to vet policy proposals

o    Upgrading capacity in government departments to
     address regulatory frameworks and interaction
     with industry

o    Reorganisation and decentralisation of the
     courts under the Re Aga Boswa programme -
     including the introduction of dedicated and
     specialist courts

o    Modernisation of information systems in a number
     of departments, including the National Treasury,
     Home Affairs and the South African Police
     Service

o    Increasing the capacity of the police, military,
     and correctional services through skills
     acquisition and more personnel; establishment of
     a police reservist system; and the expansion of
     prison space

o    Revitalising the South African Management
     Development Institute and the Public Service
     Education and Training Authority to help develop
     managerial capacity

o    Increased support for municipalities and
     provinces to develop financial and service
     delivery capacity

o    Improved coordination of local public services
     through multipurpose community centres and
     phased in employment of local community
     development workers

o    Enhanced road traffic management systems and
     streamlined traffic administration in the
     interests of public safety.

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2006 Budget Review
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                            INTERNATIONAL PARTNERSHIPS

CONSOLIDATING THE           South Africa's international engagement is organised
DEVELOPMENT AGENDA          around four themes: consolidation of the development
FOR AFRICA                  agenda for Africa, cooperation between developing
                            nations, improved global governance and
                            strengthening bilateral relations.

                            Regional integration remains a key policy
                            initiative. The revised Southern African Customs
                            Union (SACU) Agreement, which establishes new
                            institutions and operating procedures, has been
                            implemented. The SACU agreement reflects a shared
                            commitment to a development-oriented distribution of
                            customs and excise revenue between its members, and
                            further work on the distribution formula will
                            determine its full impact on the region in the years
                            ahead.

                            SACU's new approach to international trade is
                            evidenced in current talks with the United States
                            government as well as in last year's Mercosur(3)
                            pact. Regional development initiatives through SACU
                            and the Southern African Development Community
                            (SADC) will be strengthened. South Africa has taken
                            responsibility for hosting the Pan-African
                            Parliament, and will continue to support the
                            coordinating secretariat of the New Partnership for
                            Africa's Development (NEPAD) and the institutions of
                            the SADC and African Union (AU).

NEW FUNDS FOR               The 2006 Budget further supports South Africa's
PEACEKEEPING                international role by providing additional funds for
OPERATIONS                  expanded peacekeeping capacity and the
                            recapitalisation of the African Renaissance Fund.
                            South Africa's diplomatic presence on the African
                            continent and in Asia is extended and deepened, in
                            part through the funding of infrastructure
                            acquisitions, and in part through increased
                            contributions to the AU.

                            Defence modernisation and military skills
                            development are prioritised in response to the
                            expanded demands of African peacekeeping.

                            ECONOMIC POLICY AND OUTLOOK

                            Chapter 2 reviews South Africa's broad economic
                            policy, and provides analysis of recent trends and
                            presents the macroeconomic forecast.

ROBUST GROWTH TO            South Africa's brisk economic expansion is expected
CONTINUE OVER THE           to continue as the domestic and international
MEDIUM TERM                 economic environment improves. The 5 per cent growth
                            rate estimated for 2005 will be followed by a
                            forecasted growth rate of 4,9 per cent in 2006. A
                            slight moderation in domestic growth is expected in
                            2007 as global growth softens. Further advances in
                            economic growth are expected as microeconomic
                            reforms are realised over the short to medium term
                            and participation in economic activity increases.
                            The pace of domestic growth is projected to increase
                            to 5,2 per cent in 2008.

                            Spending by households is expected to be underpinned
                            by gains in real wages, significant employment
                            growth and strong terms of trade.

                            ----------
                            (3)  The Common Market of the South (Mercado Comun
                                 del Sur) - a regional trade agreement that
                                 includes Argentina, Brazil, Paraguay and
                                 Uruguay.

                                          Chapter 1: Overview of the 2006 Budget
--------------------------------------------------------------------------------

With the inflation outlook firmly within the target
band, monetary policy will remain stable,
providing households with the opportunity to reduce
debt levels and supporting saving.

Growth in investment spending is expected to continue   INVESTMENT SPENDING
on an upward trend as companies improve their           SUPPORTED BY CAPITAL
capacity to meet buoyant domestic demand and seek new   FLOWS, EXPORT GROWTH
opportunities abroad. It is expected that investment
spending will grow by more than 9 per cent in 2006,
rising to about 10 per cent in 2008, supported by
increased capital flows and better export growth.
Fixed investment should rise to 19 per cent of GDP by
the end of 2008, as government investment in
infrastructure continues to gather pace. Public
sector investment as a percentage of GDP is expected
to rise to 6,8 per cent by 2008 from the current
level of 4,9 per cent.

The 2005 export performance was stronger than
originally anticipated, as businesses took advantage
of favourable world economic conditions and export
prices strengthened. However, non-resource exports
remained volatile in 2004 and 2005. An improving
international economic environment should raise
export growth rates to an average of about 6,7 per
cent a year.

Accelerated growth in imports in recent years           CAPITAL IMPORTS GROWTH
reflects strong gains in investment and consumption.    SUGGESTS BUSINESSES
Capital imports have been especially robust,            ARE UPGRADING CAPACITY
suggesting major upgrading of capacity by South
African companies. Imports are expected to rise by an
annual average of 7,9 per cent over the next three
years.

Money supply and credit extension have increased,
consistent with high levels of business and consumer
confidence, and in line with the moderate costs of
short- and long-term borrowing.

The negative balance on the current account has grown   CURRENT ACCOUNT DEFICIT
in recent years alongside rising gross domestic         TRENDS UPWARDS WITH
expenditure. Part of the deficit is accounted for by    DOMESTIC EXPENDITURE
rising imports of capital and consumption goods, and
another part by higher income payments for foreign
investment and transfers to SACU member states. In
the face of strong domestic growth some deterioration
of the current account deficit is expected. However,
improved exports of manufactured goods, continued
strength in commodity exports and prices, and some
slowing of household consumption of durable goods
will provide a moderating influence.

Inflation expectations have converged within the        INFLATION EXPECTATIONS
target band of 3 to 6 per cent. CPIX inflation          HAVE CONVERGED WITHIN
increased by 3,9 per cent in 2005, and is expected to   TARGET RANGE
remain well within the target range over the medium
term.

                                                                              11

2006 Budget Review
--------------------------------------------------------------------------------

                            The economic outlook is summarised in Table 1.1.

                            TABLE 1.1 MACROECONOMIC OUTLOOK - SUMMARY

                                                                2005      2006     2007      2008
                                                              ESTIMATE           FORECAST
                            ---------------------------------------------------------------------

                            REAL GROWTH
                               Household consumption              6,7%    4,9%       4,4%    4,7%
                               Capital formation                  8,0%    9,4%       9,7%    9,9%
                               Exports                           12,6%    7,1%       6,2%    6,7%
                               Imports                           10,9%    9,4%       7,2%    7,2%
                            GROSS DOMESTIC PRODUCT                5,0%    4,9%       4,7%    5,2%
                            ---------------------------------------------------------------------
                            Consumer price inflation (CPIX)       3,9%    4,3%       4,5%    4,8%
                            ---------------------------------------------------------------------
                            Balance of Payments current          -4,2%   -4,4%      -4,3%   -4,2%
                            account (percentage of GDP)
                            ---------------------------------------------------------------------

                            FISCAL POLICY AND TAX CONSIDERATIONS

                            OVERALL FISCAL POLICY STANCE

                            Chapter 3 provides a full discussion of fiscal
                            policy and performance.

EXPANSIONARY FISCAL         The 2006 Budget continues the expansionary fiscal
STANCE INITIATED IN 2001    stance initiated five years ago, primarily by
CONTINUES                   providing additional resources for infrastructure
                            investment, and increasing social and economic
                            programme spending. Key features of the 2006 Budget
                            include:

                            o    Real average growth in non-interest expenditure
                                 of 6,4 per cent a year over the MTEF period,
                                 excluding the RSC levy replacement transfers

                            o    Revenue growing to 26,4 per cent of GDP in
                                 2005/06, declining to 26 per cent in 2006/07 as
                                 a result of tax relief, and thereafter growing
                                 at a similar rate to nominal GDP

                            o    A decrease in the main budget deficit in
                                 2005/06 to 0,5 per cent of GDP, increasing to
                                 1,5 per cent in 2006/07 before declining to 1,2
                                 per cent in 2008/09

                            o    A continued decline in debt service costs as a
                                 percentage of GDP from 3,3 per cent in 2005/06
                                 to 2,7 per cent in 2008/09

REAL GROWTH IN NON-         Real growth in non-interest expenditure averaged 9,5
INTEREST EXPENDITURE        per cent over the past three years. Government will
AVERAGE 9,5 PER CENT OVER   reinforce the fiscal contribution to economic
PAST 3 YEARS                expansion as growth in capital expenditure rises
                            relative to current expenditure. Alongside continued
                            vigorous revenue growth, the negative government
                            savings position is expected to be reversed by 2008.

                            The fiscal stance provides room for borrowing for
                            key infrastructure investments while maintaining a
                            declining debt-to-GDP ratio. Declining interest
                            costs and real growth in targeted areas of
                            expenditure contribute strongly to economic growth
                            over the next three years. Borrowing for capital
                            projects by provinces and municipalities, and for
                            investment spending by state-owned enterprises, will
                            raise the aggregate public sector borrowing
                            requirement to between 2 and 2,5 per cent of GDP.

                                          Chapter 1: Overview of the 2006 Budget
--------------------------------------------------------------------------------

FISCAL FRAMEWORK

At R411,1 billion, estimated main budget revenue for    ESTIMATED MAIN BUDGET
2005/06 is R41,2 billion higher than the 2005 Budget    REVENUE IS R41,2 BILLION
estimate. While noninterest expenditure for 2005/06     HIGHER THAN ANTICIPATED
was broadly on target, the revenue overrun, combined    IN 2005
with debt service costs savings of R2 billion,
results in the deficit falling to an estimated R7,9
billion, or 0,5 per cent of GDP.

Non-interest expenditure grows in real terms by 7,9     R82 BILLION IN NEW
per cent in 2006/07, 5,9 per cent in 2007/08 and 5,4    EXPENDITURE IN 2006
per cent in 2008/09. While R24 billion to compensate    BUDGET
for the abolition of RSC levies is included in the
main budget as national transfers to local
government, they are in effect a change in the
financing of existing local government expenditure.
Therefore, of the R106 billion increase in the main
budget baseline, R82 billion is new general
government expenditure.

TABLE 1.2 CONSOLIDATED NATIONAL BUDGET FRAMEWORK

R BILLION                                 2005/06   2006/07   2007/08   2008/09
-------------------------------------------------------------------------------
NATIONAL REVENUE FUND
   Revenue                                  411,1     446,4     492,0     547,1
   Expenditure                              419,0     472,7     519,2     571,3
   Main budget deficit                       -7,9     -26,4     -27,2     -24,2
      Percentage of GDP                      -0,5%     -1,5%     -1,4%     -1,2%
--------------------------------------------------------------------------------
RDP FUND AND FOREIGN TECHNICAL CO-OPERATION
   Revenue                                    1,6       1,6       1,6       1,6
   Expenditure                                1,3       1,4       1,4       1,4
--------------------------------------------------------------------------------
SOCIAL SECURITY FUNDS
   Revenue                                   19,8      19,3      20,6      21,9
   Expenditure                               13,4      14,3      16,0      17,2
--------------------------------------------------------------------------------
CONSOLIDATED NATIONAL BUDGET
   Revenue                                  429,8     467,2     514,1     570,6
      Percentage of GDP                      27,6%     27,2%     27,3%     27,2%
   Expenditure                              430,9     488,4     536,5     589,8
   Deficit                                   -1,1     -21,2     -22,4     -19,3
--------------------------------------------------------------------------------
GDP                                       1 559,6   1 714,5   1 884,9   2 095,9
================================================================================

Debt service costs as a share of GDP continue their
long-term decline. Stable interest rates and
lower-than-anticipated borrowing results in debt
service costs declining from 3,3 per cent of GDP in
2005/06 to 3,0 per cent in 2006/07, and 2,7 per cent
by 2008/09.

TABLE 1.3 MAIN BUDGET EXPENDITURE FRAMEWORK

R BILLION                                 2005/06   2006/07   2007/08   2008/09
--------------------------------------------------------------------------------
TOTAL EXPENDITURE                           419,0     472,7     519,2     571,3
Less:
   Debt service costs                        51,2      52,0      53,3      55,7
   Contingency reserve                         --       2,5       5,0       8,0
--------------------------------------------------------------------------------
TOTAL ALLOCATIONS                           367,8     418,2     460,8     507,6
   Percentage increase                       14,5%     13,7%     10,2%     10,1%
================================================================================

                                                                              13

2006 Budget Review
--------------------------------------------------------------------------------

ROBUST ECONOMY              Robust economic conditions have contributed to a
CONTRIBUTES TO STRONGER     stronger consolidated national budget position. The
NATIONAL CONSOLIDATED       consolidated national government budget deficit
BUDGET POSITION             rises from 0,1 per cent of GDP in 2005/06 to 1,2 per
                            cent in 2006/07 before declining to 0,9 per cent in
                            2008/09.

                            REVENUE TRENDS AND TAX PROPOSALS

                            TAX POLICY

                            Chapter 4 reviews tax policy, discusses revenue
                            trends and presents the tax proposals for 2006/07.

TAX BURDEN CONTINUES TO     To ensure that South Africa's developmental needs
DECLINE FOR INDIVIDUALS     can be funded, Government's approach to revenue
AND BUSINESS                balances several key components: broadening the tax
                            base, improving tax administration and reducing the
                            tax burden. Tax reforms enacted over the past decade
                            have been broadly in step with international trends.
                            The real burden of taxation for both businesses and
                            individuals has declined in recent years,
                            contributing to greater formal economic activity,
                            and much-improved tax compliance.

                            Over the medium term, the tax framework supports the
                            goals of accelerated and shared economic growth by
                            promoting long-term retirement savings, fostering a
                            thriving environment for small business development,
                            encouraging investment in technology and supporting
                            skills development and home ownership. The South
                            African Revenue Service (SARS) is also implementing
                            several reforms aimed at reduced compliance costs,
                            enhanced service, and improved tax and customs
                            administration.

ABOLITION OF RSC LEVIES     Elimination of the RSC levies amounts to effective
AMOUNTS TO R24 BILLION IN   tax relief of R24 billion over the MTEF period.
TAX RELIEF FOR BUSINESS     Potential replacement taxes have been mooted in a
                            discussion paper released by the National Treasury
                            late in 2005, but implementation of an alternative
                            tax is not anticipated in 2006/07.

                            REVENUE TRENDS AND MEDIUM-TERM PROJECTIONS

                            Based on revised macroeconomic projections outlined
                            in Chapter 2 and supported by a period of buoyant
                            corporate activity and consumer demand, main budget
                            revenue estimates for 2005/06 are revised upwards
                            (by 11,1 per cent) to R411,1 billion. In the 2005
                            Budget, revenue was anticipated to be R369,9 billion
                            after accounting for tax proposals.

                                          Chapter 1: Overview of the 2006 Budget
--------------------------------------------------------------------------------

TABLE 1.4 SUMMARY OF TAX PROPOSALS

                                            2005/06          2006/07
                                        BUDGET    REVISED     BUDGET
R BILLION                             ESTIMATE   ESTIMATE   ESTIMATE
--------------------------------------------------------------------
Tax revenue (gross)                      372,8      417,1      475,9
Non-tax revenue                            9,1        8,2        9,3
Less: SACU payments                      -12,1      -14,1      -19,7
--------------------------------------------------------------------
TOTAL REVENUE                            369,9      411,1
REVENUE BEFORE TAX PROPOSALS                                   465,5
--------------------------------------------------------------------
TAX PROPOSALS                                                  -19,1
   (Net) personal income tax relief                            -12,1
   Retirement fund tax                                          -2,4
   Small business (relief)                                      -0,4
   Transfer duty relief                                         -4,5
   Taxes on goods and services                                   0,3
--------------------------------------------------------------------
REVENUE AFTER TAX PROPOSALS                                    446,4
====================================================================

Taxes on income and profits are expected to be 13,9
per cent higher than the original budget estimate.
Personal income tax is estimated to reach R125,8
billion, or R8,9 billion more than the original
budget estimate.

The revised estimate for corporate income tax is        HIGHER CORPORATE PROFITS
R84,9 billion, which is 23,6 per cent higher than       SUPPORT INCREASED
originally budgeted. Corporate income tax and the       REVENUE COLLECTION
secondary tax on companies are expected to generate
R16,2 billion and R3,2 billion respectively more than
budgeted as a result of higher-than-expected
corporate profits.

KEY TAX PROPOSALS

South Africa's stable fiscal and financial position     PERSONAL INCOME TAX RATE
enables government to put forward a series of           RELIEF OF R13,5 BILLION
progressive tax proposals in the 2006 Budget,
including:

o    Personal income tax rate relief of R13,5 billion

o    Reduction in the retirement fund tax from 18 per
     cent to 9 per cent

o    Withdrawal of the RSC levies, amounting to
     effective tax relief of R24 billion

o    Relief for small businesses by increasing
     various qualifying monetary thresholds

o    An extension of the learnership allowance to
     promote skills development to 2011

o    Transfer duty relief of R4,5 billion

o    Incentives for research and development

o    Increasing the biodiesel fuel tax concession.

The significant personal income tax relief proposed     INDIVIDUAL TAX BURDEN
in the 2006 Budget takes into account the effects of    REDUCED AND NUMBER OF
inflation and provides for a real reduction in the      THOSE EXEMPT GROWS
tax burden on individuals. The tax threshold for
2006/07 is raised by 14,3 per cent to R40 000,
increasing the

                                                                              15

2006 Budget Review
--------------------------------------------------------------------------------

                            number of people exempt from paying income tax.
                            Wider income tax brackets and an increase in the
                            upper tax bracket to R400 000 provide further
                            relief. For taxpayers over the age of 65, the
                            threshold is raised to R65 000.

                            The retirement fund regulatory reform process will
                            move forward in 2006. Various amendments to the tax
                            treatment of retirement funds are under
                            consideration. As a first step to help South
                            Africans accumulate adequate savings for retirement,
                            and taking into account the continued low interest
                            rate environment, the tax on retirement funds will
                            be reduced from 18 per cent to 9 per cent from 1
                            March 2006.

                            ASSET AND LIABILITY MANAGEMENT

                            DEBT STRATEGY AND MARKETS

CAREFUL POLICY CHOICES      A decade of prudent fiscal policy, careful monetary
RESULT IN CONTINUOUS        policy choices and proactive debt management has
REDUCTION IN COST OF        contributed to a continuous reduction in the cost of
CAPITAL                     capital in South Africa. Real interest costs on
                            domestic borrowing lie 45 basis points (or 0,45
                            percentage points) above borrowing costs in major
                            world capital markets. While this achievement is
                            partly a function of international forces - capital
                            costs for a range of developing economies have
                            fallen in recent years - South Africa's stronger
                            performance has been driven by forward-looking
                            policy decisions.

SOUTH AFRICA'S SOVEREIGN    Today South African capital markets are deeper,
CREDIT RATINGS UPGRADED     interest costs less volatile and foreign reserves
IN 2005                     higher than ever before. A robust debt management
                            framework supports continuous decision making about
                            the composition, maturity structure and timing of
                            debt issuance. Each of these factors has played a
                            role in the continued improvement in South Africa's
                            credit rating since 1994. In 2005 all three major
                            ratings agencies upgraded South Africa's sovereign
                            debt, putting the country on a par with Poland,
                            Chile, Mexico and Thailand.

                            Chapter 5 outlines South Africa's management of
                            public debt, reviews developments in the domestic
                            and international debt markets, and updates current
                            issues in state asset management.

                            TABLE 1.5 PROJECTED STATE DEBT AND DEBT COSTS

                            R BILLION                     2005/06   2006/07   2007/08   2008/09
                            --------------------------------------------------------------------

                            NET LOAN DEBT (END OF YEAR)     481,0     507,1     544,7     581,4
                               Percentage of GDP             30,8%     29,6%     28,9%     27,7%
                               Net domestic debt            409,4     431,1     453,6     474,0
                               Foreign debt                  71,6      76,0      91,1     107,4
                            --------------------------------------------------------------------
                            STATE DEBT COST                  51,2      52,0      53,3      55,7
                               Percentage of expenditure     12,2%     11,0%     10,3%      9,8%
                               Percentage of GDP              3,3%      3,0%      2,8%      2,7%
                            ====================================================================

                                          Chapter 1: Overview of the 2006 Budget
--------------------------------------------------------------------------------

BORROWING REQUIREMENT, DEBT COSTS AND DEBT TRENDS

Government's net borrowing requirement for 2005/06 is   NET BORROWING
estimated at R10,3 billion, and will increase to        REQUIREMENT GROWS
average R24,4 billion per year over the next three
years.

Gross government debt is projected to reach R533,9
billion at the end of 2005/06. Taking into account
cash balances of R52,9 billion, net government debt
amounts to R481 billion. This is equivalent to 30,8
per cent of GDP, down from a high of 48,1 per cent of
GDP in 1996/97. Foreign debt is 13,4 per cent of
total gross debt, and 4,6 per cent of GDP.

The net borrowing requirement for 2006/07 is expected
to be R24,6 billion. This will be financed through
net issuances of:

o    R5,8 billion of domestic short-term loans

o    R8,7 billion of domestic long-term loans

o    R2,4 billion in foreign loans

o    Cash balances of R7,8 billion.

In 2005/06, state debt cost is estimated to be R2       STATE DEBT COSTS
billion lower than budgeted at R51,2 billion as a       CONTINUE TO FALL
result of prudent debt management, lower borrowing
requirement, lower interest rates and rand strength.
State debt cost is estimated at R52 billion in
2006/07, increasing gradually at an average annual
rate of 3,5 per cent to R55,7 billion in 2008/09.

MEDIUM-TERM EXPENDITURE ESTIMATES

POLICY PRIORITIES AND SPENDING TRENDS

The division of additional resources between the        BUDGET PROVIDES R18,5
three spheres of government, and spending trends by     BILLION FOR THE BUILT
sector and economic classification, are discussed in    ENVIRONMENT
Chapter 7. A more detailed review of new spending
allocations for each national government department
is set out in the Estimates of National Expenditure.

In line with the 2005 Medium Term Budget Policy
Statement and government's strategic framework, the
2006 Budget provides additional allocations of:

o    R8,7 billion for local government infrastructure
     and services.

o    R6,6 billion for education, health and welfare.

o    R16,2 billion for housing and community
     development.

o    R12,9 billion for economic infrastructure
     investment.

o    R3,0 billion for industrial development, science
     and technology.

o    R5,4 billion to justice and crime prevention and
     improve access to justice services.

o    R4,6 billion to international relations and
     defence.

o    R8,0 billion for investment in public
     administration.

                                                                              17

2006 Budget Review
--------------------------------------------------------------------------------

                            TABLE 1.6 CONSOLIDATED EXPENDITURE - ECONOMIC
                            CLASSIFICATION

                                                            2005/06   2006/07   2007/08   2008/09
                                                            REVISED      MEDIUM-TERM ESTIMATES
                            R BILLION                      ESTIMATE
                            ---------------------------------------------------------------------

                            CURRENT PAYMENTS                  229,8     256,4     279,4     303,4
                               Compensation of employees      155,9     174,7     189,0     202,0
                               Other current payments          73,9      81,6      90,4     101,4
                            TRANSFERS AND SUBSIDIES           151,2     175,6     193,4     213,3
                               Other government entities       51,7      66,8      71,7      79,3
                               Business enterprises            19,0      17,5      19,8      22,8
                               Households and non-profit       80,4      91,3     101,8     111,2
                               institutions
                            PAYMENTS FOR CAPITAL ASSETS        23,9      28,6      33,9      37,9
                            UNALLOCATED                          --       2,5       5,0       8,0
                            ---------------------------------------------------------------------
                            CONSOLIDATED NON-INTEREST         404,9     463,1     511,6     562,6
                            EXPENDITURE
                               Percentage increase              3,6%     14,4%     10,5%     10,0%
                            ---------------------------------------------------------------------

                            TABLE 1.7 CONSOLIDATED EXPENDITURE GROWTH

                                                                 2005/06    2006/07   % AVERAGE
                                                                                        GROWTH
                                                                 REVISED     BUDGET    2005/06-
                            R BILLION                           ESTIMATE   ESTIMATE    2008/09
                            -------------------------------------------------------------------

                            Education                               83,6       92,1        9,7%
                            Health                                  48,8       54,5        9,4%
                            Welfare and social security             73,1       80,6        9,8%
                            Housing and other social services       24,4       34,8       25,0%
                            Police, prisons and courts              47,0       52,4        9,7%
                            Defence and intelligence                27,0       27,2        2,9%
                            Economic services                       71,8       85,0       13,0%
                            General administration                  29,3       34,0       11,7%
                            Unallocated                               --        2,5
                            -------------------------------------------------------------------
                            NON-INTEREST EXPENDITURE               404,9      463,1       11,6%
                            Interest                                55,7       55,7        2,3%
                            -------------------------------------------------------------------
                            TOTAL EXPENDITURE                      460,6      518,9       10,5%
                            ===================================================================

                            Table 1.6 provides a breakdown of consolidated
                            government expenditure by economic classification
                            for the MTEF. Table 1.7 shows consolidated
                            government expenditure by service area and growth in
                            expenditure from 2005/06 to 2006/07.

                            DIVISION OF REVENUE IN THE 2006 BUDGET

PROVINCES GET LARGEST       The total main budget of R418,2 billion in 2006/07
PERCENTAGE OF ADDITIONAL    is divided among the three spheres of government,
RESOURCES                   after making provision for state debt cost and
                            unallocated amounts. National departments will
                            receive 51,4 per cent of available resources, while
                            42,3 per cent is allocated to the nine provinces and
                            6,3 per cent to the 284 municipalities.

                            The distribution of additional allocations, in line
                            with the policy priorities described earlier, is as
                            follows:

                                          Chapter 1: Overview of the 2006 Budget
--------------------------------------------------------------------------------

o    Provincial governments receive R30,9 billion
     over the next three years for the provincial
     equitable share, and R12,1 billion to supplement
     conditional grants.

o    Local government receives R8,7 billion, in
     addition to the replacement of RSC levies within
     the national budget framework.

o    National departments are allocated an additional
     R30,5 billion.

The anticipated growth and distribution of
consolidated national and provincial expenditure, net
of interest payments, over the MTEF period are
summarised in Table 1.8.

TABLE 1.8 DIVISION OF REVENUE

R BILLION                      2005/06   2006/07   2007/08   2008/09
--------------------------------------------------------------------
National allocations             196,4     215,0     234,0     254,5
Provincial allocations           154,5     176,7     196,4     217,5
   Equitable share               135,3     150,8     167,7     187,1
   Conditional grants             19,2      25,9      28,6      30,4
Local government allocations      16,9      26,5      30,5      35,6
--------------------------------------------------------------------
TOTAL ALLOCATIONS                367,8     418,2     460,8     507,6
--------------------------------------------------------------------
CHANGES TO BASELINE
National allocations               4,1       6,3       9,4      14,7
Provincial allocations             0,5       7,8      13,4      21,8
   Equitable share                  --       3,5       9,5      17,9
   Conditional grants              0,5       4,3       3,8       4,0
Local government allocations       0,5       8,3      10,5      13,9
--------------------------------------------------------------------
TOTAL                              5,1      22,4      33,3      50,4
====================================================================

OTHER BUDGET DOCUMENTATION

In addition to the Budget Review, the National          NATIONAL TREASURY ISSUES
Treasury produces a series of other documents           A RANGE OF DOCUMENTS TO
relating to the Budget:                                 ACCOMPANY BUDGET

o    The Budget Speech delivered by the Minister of
     Finance on Budget Day outlines the main policy
     features of the Budget.

o    The Division of Revenue Bill sets out the
     division of nationally raised revenue across the
     three spheres of government, equitable share and
     conditional grant allocations to provinces and
     local government.

o    The Appropriation Bill sets out the amounts to
     be appropriated by Parliament for each national
     vote, and the purpose of each programme.

o    The Estimates of National Expenditure provides
     detailed information on allocations to national
     departments, key policy developments and
     measurable objectives for each programme.

o    The Estimates of National Revenue sets out the
     main revenue estimates both before and after tax
     policy changes.

o    The People's Guide is a popular summary of the
     budget produced in all 11 official languages as
     well as Braille.

                                                                              19

2006 Budget Review
--------------------------------------------------------------------------------

                            These documents and Intergovernmental Fiscal Review,
                            to be produced in April 2006, are available on the
                            National Treasury web site at www.treasury.gov.za.

                                                                               2

ECONOMIC POLICY AND OUTLOOK

The South African economy is expected to grow by about 5 per cent a year over the next three years. This positive outlook is supported by buoyant international economic conditions and the stable foundation laid during more than a decade of prudent macroeconomic management. Monetary and fiscal policies have helped to create an environment of low inflation, moderate interest rates and reduced costs of capital. Industrial restructuring and financial reforms have increased productivity, boosted real wages and improved competitiveness.
Tangible gains have been registered as living standards improve, resulting in some measurable poverty reduction. Recent data revisions confirm that economic growth has been stronger than previously thought.

Realising the more rapid rate of economic growth that is within reach, however, requires stepping up the pace of reform and making further improvements to public policy. Economic policy will continue to emphasise the importance of industrial innovation and increasing exports to help drive greater investment and expand employment. Further adjustments to regulatory and tax design will help to lower the costs of doing business. Expenditure on infrastructure investment, service delivery, education and skills development aims to ensure that economic growth benefits all South Africans. The accelerated and shared growth initiative will introduce further reforms to relieve constraints to economic expansion and improve the competitiveness of certain sectors. Over the long term, sustaining macroeconomic stability remains a central priority, particularly given variations in the international business cycle and commodity prices, which are currently at high levels.

CPIX inflation should remain within the target range of 3 to 6 per cent over the
MTEF period. Public and private sector investment will continue to grow vigorously. Household consumption, which has been a strong driver of GDP growth, is expected to moderate somewhat from the very high rate of growth experienced in 2005.

OVERVIEW OF ECONOMIC CONDITIONS AND POLICY

South Africa's brisk economic expansion is expected     BRISK ECONOMIC EXPANSION
to continue, with estimated growth rates of 4,9 per     TO CONTINUE OVER THE
cent in 2006, 4,7 per cent in 2007 and 5,2 per cent     MEDIUM TERM
in 2008. Further advances in economic growth are
expected as policy reforms are realised over the
medium term and participation in economic activity
increases.

Improved policy coordination remains a central focus
of government and the Reserve Bank. Principal
economic challenges include promoting a more
sustained expansion of key sectors of the economy and
fostering greater industrial innovation. A more
appropriate industrial, trade and competition policy
stance is being developed to achieve these goals.

                                                                              21

2006 Budget Review
--------------------------------------------------------------------------------

INFRASTRUCTURE INVESTMENT   Government spending on infrastructure will broaden
TO BROADEN ECONOMIC         economic activity while providing an expanded
ACTIVITY                    platform for industrial growth. Reducing constraints
                            to employment creation in the labour market will
                            directly boost household consumption and reduce
                            poverty.

                            Policy adjustments will maximise structural factors
                            that support more rapid economic expansion in the
                            long term. These include the upgrading of productive
                            capacity and the steady development of a
                            better-skilled workforce. Public sector
                            infrastructure projects will develop and refurbish
                            major transportation links, create new sources of
                            electricity, expand the road network and build new
                            houses. Government's efforts to broaden and deepen
                            the skills base will be strengthened by the
                            extension of the learnership programme to boost
                            youth employment.

                            Accelerated and sustained growth depends to a large
                            extent on raising the pace of investment and
                            appropriate economic policy reforms. The growth
                            outlook is also sensitive to international
                            developments. Global concerns include the persistent
                            risk of renewed international financial contagion
                            associated with financial imbalances in some major
                            world economies, and the risk of unanticipated
                            shifts in global commodity prices - including the
                            price of oil.

GROWTH FORECAST TO BE       The medium-term forecast expects economic growth to
ADJUSTED AS POLICY          average about 5 per cent. As government's integrated
REFORMS TAKE EFFECT         policy reforms begin to take effect, the growth
                            forecast will be revised accordingly.

                            FIGURE 2.1 REAL GROWTH AND CPIX INFLATION, 2003 -
                            2008

                                                  [GRAPHIC]

                            DOMESTIC OUTLOOK

                            As constraints to employment creation are reduced,
                            rising income from employment and real wage gains
                            will support robust household consumption spending,
                            which is expected to average 4,7 per cent growth
                            over the forecast period. While household debt
                            levels have increased as a result of lower borrowing
                            costs, they remain moderate by international
                            standards.

                                          Chapter 2: Economic policy and outlook
--------------------------------------------------------------------------------

Investment is expected to remain vigorous, rising to    INVESTMENT GROWTH TO
nearly 10 per cent annual growth by 2008. By the end    REACH NEARLY 10 PER CENT
of 2008, fixed investment is expected to rise to 19     A YEAR
per cent of GDP. Healthy levels of private
investment, supported by appropriate market
regulation, industrial policy and technological
innovation, will be matched by consistently stronger
investment by general government and state-owned
enterprises. A range of large infrastructure projects
will reach construction phase over the next three
years, lending momentum to investment and growth.
Infrastructure development at the community level
will support the growth of small businesses, local
trade and employment.

The South African economy has benefited from rising
commodity prices. On 31 January 2006, the platinum
price reached US$1 081/oz from a level of US$472/oz
in January 2002, while the gold price reached
US$572/oz.

Export growth is expected to strengthen from an         EXPORT GROWTH CONTINUES
annual average of 1,1 per cent between 2002 and 2004    TO STRENGTHEN
to 6,7 per cent over the next three years, as both
commodities and manufactured exports respond to
rising global demand, and as competitiveness
improves. Export levels will be boosted by
adjustments to trade policy and sector-specific
approaches to improve competitiveness. Sustained
growth in both developed and developing markets will
support South African exports in coming years.

Although overall import growth is expected to
moderate as consumer demand softens, imports of
capital goods will remain high as the public sector
investment programme gathers pace. Consequently, the
deficit on the current account of the balance of
payments is expected to remain near present levels of
4,3 per cent in the period ahead.

A large surplus on the financial account in 2005        STRONG INTERNATIONAL
reflects South Africa's growing attractiveness to       DEMAND FOR SOUTH AFRICAN
international investors for both long-term direct       ASSETS
investment and shorter-term portfolio assets. The net
inflow of foreign direct investment amounted to R35,7
billion during the first nine months of 2005.

The relative appeal of South African assets is
expected to continue to attract savings from the rest
of the world. Gross foreign exchange reserves have
risen from US$7,6 billion in 2001 to US$22,2 billion
at the end of January 2006, as the Reserve Bank
bought foreign exchange to eliminate the net open
foreign currency position and build reserves.

Between 1995 and 2005, the value of the rand averaged   MODERATE FISCAL POSITION
R6,42 to the US dollar. In the second half of 2005,     IMPROVES CURRENCY
the rand strengthened by 5,6 per cent, partly in        OUTLOOK
response to higher commodity prices. Over the medium
term some improvement in the competitiveness of the
currency is expected as world economic growth gathers
pace and reserves continue to accumulate. The
moderate fiscal position also supports the rand,
placing less upward pressure on prices in the
economy.

                                                                              23

2006 Budget Review
--------------------------------------------------------------------------------

LOW INFLATION WILL HELP     CPIX inflation, which averaged 3,9 per cent during
SUSTAIN LOW INTEREST        2005, is expected to remain well within the target
RATE ENVIRONMENT            range of 3 to 6 per cent over the medium term,
                            averaging 4,5 per cent a year. This will help
                            sustain the low interest rate environment that
                            supports corporate investment and household
                            consumption.

--------------------------------------------------------------------------------
MAPPING OUT GROWTH

Government has adopted an accelerated and shared growth initiative to put the economy on a higher growth path. The Deputy President chairs the task team working on this initiative and has made documentation on the plans available.
Government has also commissioned a panel of international experts to comment on constraints to more rapid growth and help to identify ways to boost long-term economic expansion.

The panel held an initial series of workshops in January 2006, addressing the following issues:

o    The level and the stability of the exchange rate in an export-led growth strategy

o    The role of public infrastructure in lowering the costs of participating in the economy

o    The importance of appropriate, efficiently administered labour market institutions and empowerment policies to support employment growth, taking account of the legacy of apartheid in the labour market

o    The role of modern industrial policy, appropriate competition and trade policies

o    The need to increase innovation and investment in new technology in competitive markets

o    The role of financial markets in supporting investment activity, and tools to enable firms to appropriately manage risk and to focus on their core activities.

The panel will address specific outputs in the period ahead and research papers will be made available.
--------------------------------------------------------------------------------

                            GLOBAL DEVELOPMENTS

STEADY GLOBAL GROWTH        Over the medium term, world economic growth is
EXPECTED IN 2006            expected to remain fairly healthy. The global
                            economy grew by an estimated 4,3 per cent in 2005,
                            and global growth is expected to increase by about
                            4,4 per cent in 2007. As indicated in Table 2.1,
                            growth in the developing world remains vigorous.
                            Commodity prices reached their highest level in more
                            than two decades in 2005, driven by increased demand
                            and tight supply conditions. Oil and platinum led
                            this trend.

US GROWTH EXPECTED AT 3,4   Growth in the United States economy in 2005 was
PER CENT IN 2006            accompanied by a slight increase in inflation and
                            rising interest rates - although real interest rates
                            remain low by historical standards. The trade
                            deficit and current account balances deteriorated in
                            2005 and the US dollar weakened against the rand.
                            Growth in the world's largest economy is expected to
                            be 3,4 per cent in 2006.

                            Modest growth is expected in Europe over the medium
                            term. Domestic demand in most major European
                            economies remains sluggish and growth prospects are
                            largely dependent on Europe's export performance.
                            Expansion of the euro area to the east will help.

UPTURN IN JAPAN IS          From growth averaging below 1 per cent in 2001 and
SIGNIFICANT FOR SOUTH       2002, the Japanese economy is slowly improving, as
AFRICAN EXPORTS             financial and other constraints are reduced and
                            consumer confidence is restored. The world's
                            second-largest economy is projected to grow by more
                            than 2 per cent in 2005 and 2006. This will
                            favourably affect South African exports to Japan,
                            which increased from 5 per cent of total exports in
                            2001 to more than 9 per cent in 2004.

                                          Chapter 2: Economic policy and outlook
--------------------------------------------------------------------------------

TABLE 2.1 ANNUAL PERCENTAGE CHANGE IN GDP AND CONSUMER PRICE INFLATION, SELECTED
          REGIONS/COUNTRIES, 2004 - 2006

REGION / COUNTRY                  2004   2005   2006   2004   2005   2006
PERCENTAGE                          GDP PROJECTIONS    CPI PROJECTIONS(1)
-------------------------------------------------------------------------
WORLD(2)                           5,1    4,3    4,3    3,7    3,9    3,7
   USA(3)                          4,2    3,6    3,4    2,7    3,4    2,8
   Euro area(3)                    1,8    1,4    1,9    2,1    2,2    2,0
   UK(3)                           3,2    1,7    2,1    1,3    2,1    2,0
   Japan(3)                        2,3    2,5    2,2    0,0   -0,2    0,2
EMERGING MARKETS AND DEVELOPING    7,3    6,4    6,1    5,8    5,9    5,7
COUNTRIES(2)
DEVELOPING ASIA(2)                 8,2    7,8    7,2    4,2    4,2    4,7
   CHINA(2)                        9,5    9,0    8,2    3,9    3,0    3,8
   INDIA(2)                        7,3    7,1    6,3    3,8    3,9    5,1
AFRICA(2)                          5,3    4,5    5,9    7,8    8,2    7,0
   South Africa(4)                 4,5    5,0    4,9    4,3    3,9    4,3
-------------------------------------------------------------------------

(1.) The targeted rate of inflation, CPIX, used for South Africa.

(2.) IMF, World Economic Outlook, September 2005.

(3.) Consensus Forecast, January 2006.

(4.) National Treasury, January 2006.

--------------------------------------------------------------------------------

RISING COMMODITY PRICES

Commodity prices have rallied significantly since 2001, when perceptions of geopolitical risk fed through into the price of oil and other commodities. This trend has been sustained by global growth, increased speculative activity and rising demand for precious metals. Platinum and oil prices have doubled since
2000, while the gold price has risen by 60 per cent.

Indications are that crude oil prices will remain at levels in excess of US$50 per barrel over the medium term. During 2005/06, daily world demand for crude oil is expected to grow by 1,6 million barrels, while daily supply is only expected to rise by 1,3 million barrels. Spare crude oil production and refining capacity are at their lowest levels in three decades, reflecting years of under-investment. Political instability in key oil-producing regions contributes to the upward pressure on prices.

Since 1999 global demand for platinum has outstripped supply. The price of platinum rose from US$354/oz in January 1999 to more than US$1 000/oz in January
2006, reflecting increased use of catalytic converters in motor vehicle manufacturing. Catalytic converters absorb nearly half the platinum produced globally. Although the market for platinum jewellery has softened somewhat in response to rising prices, this remains the second-largest source of demand.
South Africa is the world's largest platinum supplier, accounting for 78 per cent of all platinum production in 2005.

SUPPLY AND DEMAND OF PLATINUM, 1996 - 2005

THOUSAND OUNCES (OZ)         1996-2000    2001    2002    2003    2004    2005
------------------------------------------------------------------------------
SUPPLY
   South Africa                3,694     4,100   4,450   4,630   4,970   5,120
   Other                       1,406     1,760   1,520   1,570   1,490   1,470
------------------------------------------------------------------------------
TOTAL SUPPLY                   5,100     5,860   5,970   6,200   6,460   6,590
==============================================================================
DEMAND
   Autocatalyst                1,399     1,990   2,025   2,625   2,855   3,060
   Jewellery                   2,458     2,590   2,820   2,510   2,160   2,020
   Industrial applications     1,035     1,055     955     805     955   1,005
   Other                         454       595     670     590     620     625
------------------------------------------------------------------------------
TOTAL DEMAND                   5,346     6,230   6,470   6,530   6,590   6,710
==============================================================================

Source: Platinum 2005 Interim Review, Johnson Matthey

--------------------------------------------------------------------------------

Developing countries, particularly in Asia, are         DEVELOPING COUNTRIES IN
expected to post strong growth rates for 2005 and       ASIA SET A VERY HIGH
2006. China's GDP grew by more than 9 per cent during   GROWTH PACE
2005, bringing the world's most populous nation

                                                                              25

2006 Budget Review
--------------------------------------------------------------------------------

                            into the running for the world's fourth-largest
                            economy. Although the rapid pace of expansion is
                            expected to moderate in 2006, growth should remain
                            robust. Growth in the Indian economy is expected to
                            soften from an estimated 7,1 per cent in 2005 to 6,3
                            per cent in 2006.

COMMODITY EXPORTS TO        Economic growth in Africa continues to gather pace,
PUSH AFRICAN GROWTH TO      rising from 4,5 per cent in 2005 to an expected 5,9
5,9 PER CENT IN 2006        per cent in 2006. Rapid growth of commodity exports
                            will drive this expansion - particularly as West
                            African oil producers increase capacity. Africa
                            provides a growing market for South African
                            businesses seeking to expand beyond the Southern
                            African Customs Union (SACU).

                            The value of direct investment by South African
                            companies into the rest of the continent amounted to
                            R23 billion at the end of 2004, an increase of 45
                            per cent from the previous year. South African
                            exports to the rest of Africa increased by 20,3 per
                            cent in 2005, while imports grew by 30,7 per cent.
                            In rand terms, exports rose from R39,0 billion in
                            2004 to 46,8 billion in 2005. Over the same period,
                            imports from the rest of Africa increased to R17,2
                            billion from 13,2 billion.

--------------------------------------------------------------------------------
AN OVERVIEW OF DEVELOPMENTS IN THE AFRICAN CONTINENT

Africa is experiencing its best economic performance in nearly a decade, with
GDP growth increasing from 2,2 per cent in 1990 to an estimated 4,5 per cent during 2005. This upward trend is supported by a strong expansion of primary exports (particularly oil), favourable weather conditions and robust domestic demand in many countries. Agricultural production has recovered following a drought that affected parts of eastern, central and southern Africa in 2003, and new oil fields have come on line in southern and central Africa.

AFRICA: MACROECONOMIC INDICATORS, 1990 - 2006

PERCENTAGE OF GDP      1990   1996   2000   2001   2002   2003   2004   2005(1)   2006(2)
-----------------------------------------------------------------------------------------

Real GDP growth rate    2,2    5,6    3,3    4,1    3,6    4,6    5,3       4,5       5,9
Inflation              15,1   28,0   13,1   12,2    9,6   10,4    7,8       8,2       7,0
Total debt service      6,5    6,3    6,3    6,3    4,9    4,7    4,3       4,0       3,1
Total external debt    59,9   67,5   60,8   58,5   56,4   50,0   42,8      36,0      29,5
=========================================================================================

Source: IMF World Economic Outlook, September 2005

(1.) Estimate.

(2.) Forecast.

While much of Africa's improved performance is a result of increased oil exports and high commodity prices, there are signs that economic reforms are beginning to have a positive effect in a number of countries. These reforms include more focused macroeconomic policy, fiscal consolidation and structural improvements.
These measures will place countries in a better position to export their products to major world markets if protectionist barriers to trade are reduced.
The five fastest growing economies in 2005 were Angola, Chad, Republic of Congo,
Sudan and Sierra Leone.

Inflation has continued to decline over the past decade, reaching an estimated
8,2 per cent in 2005. Lower inflation has boosted private sector confidence and investment. FDI flows also increased strongly, from US$3,9 billion in 1993 to an estimated US$19,5 billion during 2005. Higher prices and supply shortages have attracted international investment in new exploration and production facilities.

Strengthening of regional economic groupings has received renewed attention and the New Partnership for Africa's Development (NEPAD) has been at the core of regional development policy. NEPAD's African Peer Review Mechanism is expected to provide a candid assessment of the political and economic conditions in
African countries and assist countries in improving policy reforms. Indications are that countries are increasingly designing policy to address deficiencies hindering the achievement of the United Nations Millennium Development Goals,
with an increased focus on poverty reduction and infrastructure provision.
--------------------------------------------------------------------------------

                                          Chapter 2: Economic policy and outlook
--------------------------------------------------------------------------------

FIGURE 2.2 CURRENT AND FINANCIAL ACCOUNT BALANCES,
           1990 - 2005

                      [GRAPHIC]

BALANCE OF PAYMENTS

CURRENT ACCOUNT

Rising imports have contributed to a trade deficit      CURRENT ACCOUNT DEFICIT
and increasing payments to the other members of SACU.   ESTIMATED AT
Together, these two factors have pushed the current     4,2 PER CENT IN THE
account deficit to an estimated 4,2 per cent of GDP     FIRST 9 MONTHS OF 2005
in the first nine months of 2005. The deficit on the
services and income account has remained between 2,6
and 3,6 per cent of GDP since 1994, as foreign-owned
firms operating in South Africa maintain dividend
payments to shareholders abroad.

The deterioration in the trade balance in 2005 came
about despite a relatively strong export performance.
Although export volumes grew faster than imports
during 2005, higher oil prices and rising prices of
other imported goods significantly raised the value
of imports.

FIGURE 2.3 GROWTH IN MERCHANDISE IMPORTS AND EXPORTS,
           1990 - 2005

                      [GRAPHIC]

                                                                              27

2006 Budget Review
--------------------------------------------------------------------------------

                            After rising significantly in the early 1990s, the
                            openness of the South African economy (as measured
                            by export and imports as a percentage of GDP) has
                            stabilised at approximately 54 per cent in 2003 and
                            2004.

                            Export performance

                            Between 1994 and 2004, the volume of exports rose on
                            average by 4 per cent a year. This was driven by a
                            programme of trade liberalisation and other
                            export-supportingpolicies. Although export growth
                            was broad-based, the base metals group benefited the
                            most, accounting for 18 per cent of total export
                            value, against 12,6 per cent in 2001. Transport
                            equipment exports (including motor vehicles) grew
                            rapidly, reaching 10 per cent of total export value
                            in 2005.

TABLE 2.2 COMPOSITION OF EXPORTS

PRODUCTS                               VALUE 2005     PERCENTAGE     PERCENTAGE SHARE OF TOTAL
                                        R MILLION   CHANGE ON 2004         2002     2005
----------------------------------------------------------------------------------------------

Precious and semi-precious stones         82 408          2,8%            19,6%    25,0%
Base metals                               59 133          3,2%            13,5%    17,9%
Mineral products                          47 459         37,3%            13,9%    14,4%
Transport (including motor vehicles)      32 960         26,1%             8,3%    10,0%
Machinery                                 28 916         13,3%             8,6%     8,8%
Chemical products                         21 909         23,2%             6,4%     6,6%
Food products                             11 572         13,6%             3,9%     3,5%
Textiles                                   4 455         -9,2%             2,3%     1,4%
Other                                     41 164          8,8%            23,5%    12,5%
----------------------------------------------------------------------------------------------
TOTAL                                    329 976         12,1%           100,0%   100,0%
==============================================================================================

Source: South African Revenue Service, January 2006

                            Export growth in 2005 was the strongest since 1998,
                            with export value increasing by over 12 per cent.
                            Rising commodity prices raised the value of mineral
                            product exports by 37,3 per cent. Manufacturing also
                            performed well, with export volume up by about 8 per
                            cent and export value increasing by 16 per cent.
                            Motor vehicles and components and basic chemicals
                            led the sector, with export values increasing by
                            26,1 per cent and 23,2 per cent, respectively.

                            Import performance

IMPORTS UP IN 2005,         The value of imports grew by 14,8 per cent during
REFLECTING DEMAND FOR       2005. Imports of mechanical appliances and
CAPITAL GOODS               electrical goods were especially strong, reflecting
                            buoyant demand for capital goods due to robust
                            investment growth. The value of mineral products,
                            including oil, grew by 13,6 per cent. Strong
                            consumer demand increased the level of imported
                            durables, particularly motor vehicles, which grew by
                            13,8 per cent in 2005.

                                          Chapter 2: Economic policy and outlook
--------------------------------------------------------------------------------

TABLE 2.3 COMPOSITION OF IMPORTS

PRODUCTS                               VALUE 2005     PERCENTAGE     PERCENTAGE SHARE OF TOTAL
                                        R MILLION   CHANGE ON 2004         2002     2005
----------------------------------------------------------------------------------------------

Machinery                                  91 346        15,2%             27,8%    26,2%
Transport (including motor vehicles)       45 557        13,8%              9,3%    13,0%
Mineral products (incl. oil)               52 925        13,6%             13,2%    15,2%
Equipment                                  30 626        17,3%              9,0%     8,8%
Chemical products                          31 503        13,8%             11,1%     9,0%
Base metals                                14 654        13,9%              4,2%     4,2%
Textiles                                   11 213        11,3%              3,2%     3,2%
Other                                      71 387        16,1%             22,2%    20,4%
----------------------------------------------------------------------------------------------
TOTAL                                     349 211        14,8%            100,0%   100,0%
==============================================================================================

Source: South African Revenue Services, January 2006

--------------------------------------------------------------------------------
SOUTH AFRICA'S CURRENT ACCOUNT DEFICIT

The deficit on the current account of the balance of payments widened to 4,2 per cent of GDP in the first nine months of 2005. The size of the deficit reflects more rapid economic growth and is more than offset by a strong financial account surplus.

SUMMARY OF CURRENT ACCOUNT, 1990 - 2005

PERCENTAGE OF GDP                             1990   2000   2003   2004   2005(1)
---------------------------------------------------------------------------------

Exports (excl. gold)                          15,4   21,1   20,6   20,3      21,1
Gold exports                                   5,8    3,0    2,6    2,1       1,7
---------------------------------------------------------------------------------
Exports                                       21,2   24,1   23,2   22,4      22,8
Imports                                       15,4   20,5   21,1   22,5      23,6
---------------------------------------------------------------------------------
TRADE BALANCE                                  5,8    3,6    2,1   -0,1      -0,8
Net service receipts                          -0,3   -0,6   -0,2   -0,6      -0,8
Net income receipts                           -3,8   -2,4   -2,8   -2,0      -1,9
---------------------------------------------------------------------------------
CURRENT ACCOUNT BALANCE EXCL. SACU PAYMENTS    1,7    0,6   -0,9   -2,7      -3,5
SACU payments and other current transfers     -0,3   -0,7   -0,5   -0,7      -0,7
---------------------------------------------------------------------------------
CURRENT ACCOUNT BALANCE INCL. SACU PAYMENTS    1,4   -0,1   -1,4   -3,4      -4,2
=================================================================================

(1.)   First nine months

Current transfers consist almost entirely of SACU payments and are projected to reach 1 per cent of GDP in 2006. This reflects growth in customs and excise revenue and the revision of the SACU revenue-sharing formula. The payments are financed by customs and excise taxes and do not need to be matched by flows on the financial account. After adjusting for these payments, the current account deficit falls to 3,2 per cent of GDP over the medium term.

Supported by trade liberalisation, non-gold exports have risen substantially, from 14,5 per cent of GDP in 1994 to 21,1 percent of GDP in the first nine months of 2005. Consequently, while gold exports have declined in importance, total exports have remained relatively stable as a proportion of GDP.

As indicated in the table, since 1990, the rise in imports as a proportion of
GDP has led to an overall deterioration of the trade balance from 5,8 per cent to -0,8 per cent of GDP in the first nine months of 2005. The largest categories of imports are investment goods (primarily electrical machinery), transport equipment (including motor vehicles) and oil-related products. This reflects strong investment growth, increased demand for durable goods and a rise in the oil price.

The services and income account has remained consistently in deficit. In particular, there has been a rise in net dividend payments as a result of increased foreign direct investment. Receipts from transportation and travel now exceed R50 billion, underlining the increasing importance of tourism as a source of foreign exchange.

Flows on the financial account adequately cover the current account deficit and
South Africa's external position remains stable. In the first three quarters of
2005, the cumulative net inflow of capital was R78,5 billion, compared with the current account deficit (excluding SACU payments) of R42,6 billion.

--------------------------------------------------------------------------------

                                                                              29

2006 Budget Review
--------------------------------------------------------------------------------

                            FINANCIAL ACCOUNT

INCREASING NET FOREIGN      The surplus on the financial account of the balance
DIRECT INVESTMENT INFLOWS   of payments (including unrecorded transactions)
                            reached 5,3 per cent of GDP in the first nine months
                            of 2005 compared to 4,2 per cent in the first nine
                            months of 2004. Although portfolio inflows remained
                            buoyant in 2005, the majority of inflows were
                            foreign direct investment.

                            Net foreign direct investment inflows in the first
                            nine months of 2005 reached R35,7 billion compared
                            to net outflows of R3,6 billion for 2004 as a whole.
                            This accounted for more than 45 per cent of inflows
                            recorded in the financial account, mainly related to
                            the acquisition of a controlling stake in ABSA Bank
                            Ltd by the UK-based Barclays Plc.

RALLY IN GOLD AND           Net portfolio capital inflows accounted for 48 per
PLATINUM PRICES             cent of the financial account. Portfolio inflows
STIMULATED DEMAND FOR       were dominated by net equity inflows, which reached
RESOURCE SHARES             R47,2 billion in 2005, and reflected the rally in
                            gold and platinum prices that stimulated foreign
                            demand for South African resource shares.

                            EXCHANGE RATE AND INTERNATIONAL RESERVES

THE TRADE-WEIGHTED VALUE    Following the sharp depreciation in the currency
OF THE RAND HAS             during 2001 and the subsequent correction, the
STABILISED SINCE 2001       annual trade-weighted value of the rand has
                            stabilised (see Figure 2.4). This suggests a decline
                            in the long-term volatility of the currency,
                            assisted by a stable and consistent policy mix, and
                            the prudent accumulation of foreign exchange
                            reserves.

RESERVE BANK CONTINUES TO   The accumulation of foreign exchange reserves by the
ACCUMULATE FOREIGN          Reserve Bank continued in 2005, with gross gold and
EXCHANGE RESERVES           other foreign exchange reserves reaching US$22,2
                            billion at the end of January 2006. At the same
                            time, the net international liquidity position
                            increased to US$18,7 billion from US$11,4 billion in
                            December 2004.

                            FIGURE 2.4 AVERAGE TRADE-WEIGHTED EXCHANGE RATE,
                            1995 - 2005

                                                  [GRAPHIC]

IMPORT COVER HAS            Import cover improved from seven weeks at the end of
INCREASED TO 12,5 WEEKS     2003 to 12,5 weeks at the end of September 2005.
                            From the end of 2003 to the end of 2004, the ratio
                            of gross reserves to short-term foreign currency
                            denominated debt improved from 70 to 140,5 per cent.

                                          Chapter 2: Economic policy and outlook
--------------------------------------------------------------------------------

FIGURE 2.5 RESERVES AND INTERNATIONAL LIQUIDITY
           POSITION, 1995 - 2005

                      [GRAPHIC]

--------------------------------------------------------------------------------
FURTHER STEPS IN THE LIBERALISATION OF EXCHANGE CONTROLS

Since 1994 South Africa has gradually relaxed exchange controls on companies, financial institutions and individuals. These steps were taken in an environment of macroeconomic stability and enhanced financial regulation. The timing and pace of these reforms resulted in a significant relaxation of exchange controls without any shocks to the economy or to the financial system.

OFFSHORE INVESTMENT BY INDIVIDUALS

At the time of the 2005 Medium Term Budget Policy Statement, the Minister of
Finance committed to further reforms of the exchange control limit on offshore investment by individuals upon the completion of the exchange control and tax amnesty process. As outlined in Chapter 4, the adjudication of all exchange control and tax amnesty applications is now complete. The amnesty process has enabled South Africans to regularise their offshore financial investments and laid the foundation for a more orderly process of portfolio diversification. It is now proposed that the offshore individual allowance be increased from R750
000 to R2 million per person.

CORPORATE AND MANDATED PARASTATAL INVESTMENT IN AFRICA

To promote the realisation of NEPAD development goals through more direct investments in Africa, the exchange control requirement that companies and mandated parastatals must obtain a majority (i.e. 50 per cent + 1) interest in all foreign direct investments is replaced with the lower requirement of a significant interest of at least 25 per cent. Further, the requirement that loans issued by development finance institutions to African companies or projects have a 50 per cent South African content falls away. These measures will also support the growth of South African businesses and the domestic economy.

The Reserve Bank will provide further details of these exchange control reforms.
--------------------------------------------------------------------------------

REAL OUTPUT TRENDS

The economy continues to exhibit vigorous and           BROAD-BASED GROWTH
broad-based growth across most sectors. Real GDP        ACROSS MOST SECTORS
growth is expected to average 5 per cent for 2005.
Construction, retail trade, transport and
communication and the financial sector grew strongly
in the past year.

                                                                              31

2006 Budget Review
--------------------------------------------------------------------------------

                            FIGURE 2.6 SECTOR GROWTH, 2004 AND 2005 (FIRST NINE
                            MONTHS)

                                                 [GRAPHIC]

                            AGRICULTURE

FIELD CROP PERFORMANCE      Real output in the agriculture, forestry and fishing
BOOSTS AGRICULTURAL         sector improved during 2005, from a 2,7 per cent
OUTPUT                      decline in the first nine months of 2004 to a 5,5
                            per cent increase in the first nine months of 2005.
                            This was largely due to an improvement in field crop
                            output, which grew by 9,1 per cent compared to 2004.
                            Horticulture production increased by a modest 0,5
                            per cent, while animal production expanded by 1 per
                            cent. Table 2.4 indicates revised intentions to
                            plant.

                            TABLE 2.4 REVISED INTENTIONS TO PLANT - SUMMER CROP

                                          AREA PLANTED     AREA PLANTED    INTENTIONS TO PLANT
                                            2004/05           AS AT               AS AT
                            HECTARES                     19 JANUARY 2006       OCTOBER 2005
                            ------------------------------------------------------------------

                            White maize      2 024 960           954 150               744 360
                            Yellow maize     1 198 480           593 700               627 180
                            Sorghum             86 500            26 570                30 300
                            Groundnuts          40 000            44 200                65 000
                            Sunflower          460 000           491 510               592 100
                            Soybean            150 000           208 090               231 800
                            Dry beans           49 300            55 250                58 600
                            ==================================================================

                            Source: Crop Estimates Committee (NDA), January 2006

                            While food price inflation has remained low in
                            recent years, the price of white maize on the South
                            African Futures Exchange has increased from R561/ton
                            in March 2005 to R1 056/ton for March 2006 delivery.

                            MINING

STRONG COMMODITY PRICES     The mining sector grew by 3,6 per cent in the first
HELPED SUSTAIN GROWTH IN    nine months of 2005. Growth slowed in the third
MINING SECTOR               quarter following wage strikes in August. Production
                            of platinum group metals continued to grow strongly
                            in 2005, as capacity increased and demand soared.
                            Platinum breached US$1 000/oz in December 2005 and
                            stayed above that level throughout January 2006.
                            Coal production experienced steady growth. Gold
                            production continued to decline despite prices
                            increasing by nearly 10 per cent in 2005.

                                          Chapter 2: Economic policy and outlook
--------------------------------------------------------------------------------

FIGURE 2.7 MINING PRODUCTION, 1990 - 2005(1)

                      [GRAPHIC]

1. Seasonally adjusted

--------------------------------------------------------------------------------
REVISED ESTIMATES OF GDP

The national accounts statistics are revised by Statistics South Africa (Stats
SA) and the Reserve Bank each November to improve the accuracy of GDP estimates.
The revisions take account of information (such as financial statements)
released after Stats SA publishes the first preliminary GDP estimates in
February.

In November 2005, the average real growth rate for 2004 was revised upwards from
3,7 to 4,5 per cent, largely due to higher growth reported in construction
(growth revised upwards by 4,3 percentage points), finance and real estate (up
3,7 percentage points), manufacturing (up 2 percentage points) and electricity
(up 0,4 percentage points). Growth was revised downwards in agriculture, mining, trade and accommodation, transport and communication, personal services and general government services. Gross domestic expenditure growth was revised upwards as revisions in household consumption and inventory growth offset a downward adjustment in investment growth. The figure shows how the revisions affect 2004 sectoral growth.

REVISED AVERAGE GROWTH BY SECTOR, 2004

                                    [GRAPHIC]
--------------------------------------------------------------------------------

                                                                              33

2006 Budget Review
--------------------------------------------------------------------------------

                            MANUFACTURING

CAPACITY UTILISATION        The manufacturing sector grew by 3,8 per cent in the
REACHED ABOVE 85 PER CENT   first nine months of 2005, supported by growth in
IN SEPTEMBER 2005           domestic consumption and exports. Growth took place
                            across most subsectors. The strong growth in demand
                            for manufactured goods resulted in capacity
                            utilisation reaching 85,7 per cent in September 2005
                            from 83,1 per cent in 2003.

                            The transport (11,1 per cent), glass and
                            non-metallic minerals (8,8 per cent), food and
                            beverages (6,4 per cent), and furniture (7,0 per
                            cent) subsectors reported above-average output
                            growth during 2005. The level of fixed investment
                            also grew strongly at a rate of 12,1 per cent.
                            Production in the two largest subsectors - basic
                            chemicals and iron and steel - grew by over 1 per
                            cent during 2005.

                            FIGURE 2.8 MANUFACTURING PERFORMANCE INDICATORS,
                            2000 - 2005

                                                [GRAPHIC]

                            Domestic vehicle production has increased steadily,
                            from 310 333 vehicles in 1998 reaching a peak of 523
                            873 vehicles. The increase was consistent across all
                            categories of vehicles, with the largest growth
                            being passenger vehicles. Production in passenger
                            vehicles has almost doubled since 1998. New vehicle
                            exports account for 26,7 per cent of total
                            production and are expected to continue growing as
                            new and existing export programmes gain momentum.

                            Increased competitiveness and better export
                            opportunities are expected to support further growth
                            over the period ahead.

                            CONSTRUCTION

INFRASTRUCTURE PROJECTS     The construction sector expanded by nearly 10 per
BOOST CONSTRUCTION DEMAND   cent in the first nine months of 2005 compared with
                            the same period in 2004. A rise in the number of
                            building contracts awarded, major infrastructure
                            projects, and new residential and commercial
                            projects, are expected to support a high rate of
                            growth over the forecast period.

                            The spillover effects of the construction boom have
                            been widespread, as reflected by reported employment
                            gains and growth in input

                                          Chapter 2: Economic policy and outlook
--------------------------------------------------------------------------------

industries. Cement sales, for example, have increased
substantially over the past four years, rising from
7,9 million tons in 2000 to 10,6 million tons at the
end of 2004. By the end of the third quarter of 2005,
cement sales had increased by a further 11,5 per cent
compared to the same period in 2004.

FIGURE 2.9 ANNUAL GROWTH IN CONSTRUCTION, 1995 - 2005

                      [GRAPHIC]

TRANSPORT AND COMMUNICATIONS

Robust growth in the transport and communications       A DECADE OF GROWTH IN
sector has been sustained for more than 10 years in     RESPONSE TO DEMAND FOR
response to fundamental changes taking place in these   NEW PRODUCTS AND GRADUAL
industries, demand for new and better products and      LIBERALISATION
services, and gradual liberalisation. The sector grew
at 5,8 per cent in the first nine months of 2005,
with annual growth averaging 6,5 per cent since 1997.

The telecommunications industry has experienced
healthy growth, primarily due to the buoyant
cellphone market. The three mobile operators service
about 49 per cent of the population. The sector has
also grown its market share in the rest of the
African continent. Two South African cellphone
providers have nearly 15,5 million subscribers
outside South Africa.

The second network operator, licensed in December
2005, is expected to begin offering commercial
services in the second half of 2006.

FINANCIAL SECTOR AND BUSINESS SERVICES

The financial sector experienced 8,3 per cent growth    MORTGAGE ADVANCES, LOW
in the first nine months of 2005. The buoyant growth    BORROWING COSTS BOOST
rate can be attributed to healthy performance by        BANKING SECTOR
banks and business services, partly as a result of
strong growth of mortgage advances and the generally
low cost of borrowing.

Growth in this sector is expected to remain robust as
banks and other financial institutions broaden the
reach of their services to provide

                                                                              35

2006 Budget Review
--------------------------------------------------------------------------------

                            affordable and appropriate products to the
                            low-income sector in terms of their Financial Sector
                            Charter commitments.

--------------------------------------------------------------------------------
DEVELOPMENTS IN THE RETIREMENT SAVINGS INDUSTRY

Costs in the retirement funding and insurance sector came under scrutiny in the past two years. Rulings by the Pension Funds Adjudicator in 2005 were a further indication of growing discontent among contributors to retirement annuity funds.
Many complaints arose as a result of inadequate disclosure to fund members.

The need to offer consumers a better deal on early termination of their policies led to a statement of intent signed by the Minister of Finance and representatives of the long-term insurance industry in December 2005. The document contains proposals under which retirement annuitants and endowment policyholders who terminated or reduced contributions will be guaranteed certain minimum surrender values.

Various technical issues require further attention to ensure the realisation of all the provisions in the statement of intent. These include:

o    A clarification of the jurisdiction of the long-term insurance ombudsman,
     Pension Funds Adjudicator and Financial Advisory and Intermediary Services
     Act ombudsman

o    A review of commissions regulated under the Long-Term Insurance Act.

In broad terms, the minimum standards will apply to policies during which the premium cessation or reduction took place after 1 January 2001. The statement of intent also includes a commitment to examine other cost issues, including disclosure standards and consumer education. In any review of regulatory changes, broad-based consultation will take place, with the interests of consumers prioritised. This should help re-establish consumer confidence in the sector, and support the goal of South Africans making adequate provision for retirement.
--------------------------------------------------------------------------------

                            FIGURE 2.10 GROWTH IN MORTGAGE ADVANCES AND
                                        RESIDENTIAL INVESTMENT, 1970 - 2005

                                                  [GRAPHIC]

                            Real estate services continued to benefit from the
                            thriving residential property market as the number
                            of new housing developments multiplied and the
                            secondary housing market expanded, supported by
                            rising wealth effects.

                            Last year the competition authorities noted that
                            fixed-percentage pricing and other fixed user
                            charges are widespread in this sector.

                                          Chapter 2: Economic policy and outlook
--------------------------------------------------------------------------------

EMPLOYMENT AND REMUNERATION

There appears to be a growing alignment of employment   GROWING ALIGNMENT OF
and economic growth trends, with measured employment    EMPLOYMENT AND ECONOMIC
rising in recent years. Formal sector job creation      GROWTH
appears to be concentrated in construction,
transport, retail and wholesale trade, and business
services.

The Labour Force Survey (LFS) for September 2005
indicates an increase in total employment from about
11,2 million jobs in September 2001 to 12,3 million
jobs in September 2005. This represents a 2,5 per
cent annual increase in employment since 2001 and an
improved labour absorption rate in the economy. The
pace of job creation is currently about 350 000 a
year. As indicated in Table 2.5, the rate of
unemployment declined from 29,4 per cent in September
2001 to 26,7 per cent in September 2005. The number
of recipients of unemployment benefits has also
declined in recent years, from about 577 000 in 2000
to about 440 000 in the beginning of 2005.

TABLE 2.5 KEY LABOUR MARKET INDICATORS, SEPTEMBER
          2001 TO SEPTEMBER 2005 (OFFICIAL DEFINITION
          OF UNEMPLOYMENT)

LABOUR MARKET CATEGORY R                SEP 2001(1)   SEP 2005
THOUSANDS
--------------------------------------------------------------
Employed                                     11 181     12 301
Unemployed (official definition)              4 655      4 487
--------------------------------------------------------------
TOTAL ECONOMICALLY ACTIVE (EMPLOYED &        15 836     16 788
UNEMPLOYED)
Not economically active                      12 281     12 909
--------------------------------------------------------------
TOTAL AGED 15 - 65 YEARS                     28 117     29 697
Unemployment rate                             29,4%      26,7%
Labour force participation rate               56,3%      56,5%
Labour absorption rate                        39,8%      41,4%
--------------------------------------------------------------

(1.) Revised on the basis of the new population estimates.

Source: Labour Force Survey, September 2001, September 2005

The rate of increase in nominal wages in the formal     NOMINAL WAGE GROWTH
non-agricultural sector slowed from an annual average   SLOWS IN 2005
of 9,1 percent in 2004 to 7,9 per cent in the third
quarter of 2005. The moderation of wage increases in
2005 will contribute to a low inflation environment
over the medium term.

DOMESTIC EXPENDITURE

Real gross domestic expenditure has been a major
driver of economic growth since 2000. Household
consumption expenditure contributed 2,6 percentage
points to GDP growth between 2000 and 2004, and
investment spending contributed one percentage point
to growth over the same period.

                                                                              37

2006 Budget Review
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
IMPROVING THE QUALITY OF LABOUR MARKET STATISTICS

In 2005, as part of its efforts to provide accurate information, Stats SA worked with the International Monetary Fund to review the quality of labour market data.

A task team reviewed the Labour Force Survey (LFS), concentrating on:

o    The frequency of the survey and the relevance of the definitions used

o    The sample design, use of weights and estimation processes

o    The population coverage of the survey

o    The contents and extensiveness of the questionnaire.

Suggestions for improving the quality of the LFS included:

o    Simplifying tools used to collect labour market data

o    Using more focused, quarterly surveys to better understand labour market dynamics

Detailed recommendations have been forwarded to Stats SA and the Minister of
Finance for consideration. The review is set to continue. Stats SA will consult widely to ensure that all concerns regarding labour force data are taken into account.
--------------------------------------------------------------------------------

GROSS DOMESTIC              Gross domestic expenditure is projected to grow at a
EXPENDITURE PROJECTED TO    rate of 5,3 per cent over the MTEF period, with a
GROW AT 5,3 PER CENT        marked shift from consumption spending to investment
OVER THE MTEF               as government and the public sector launch
                            substantial infrastructure programmes and private
                            investment remains robust.

                            GROSS FIXED CAPITAL FORMATION

NEW PRODUCTIVE CAPACITY     Gross fixed capital formation continues to rise
ADDED TO ECONOMY            steadily, adding new productive capacity to the
                            economy to meet strong demand and enhance
                            competitiveness. Investment is estimated to have
                            expanded by 8 per cent in 2005. Private sector gross
                            fixed capital formation, though still firm at an
                            estimated 6,7 per cent for 2005, is off the high of
                            9,7 per cent realised in 2004.

                            Investment spending in the utilities sector grew by
                            just over 30 per cent in 2005. Strong investment
                            growth has also taken place in financial
                            intermediation, insurance, real estate and business
                            services. A range of large investments in mining and
                            manufacturing are also expected, as indicated in
                            Table 2.6.

CORPORATE SAVINGS ARE       Corporate savings remain the largest source of
THE LARGEST SOURCE OF       investment finance, followed closely by foreign
INVESTMENT FINANCE          direct investment, which increased significantly as
                            a source of funds in 2005. Domestic saving is
                            expected to improve in response to rising real
                            income.

PREPARATIONS FOR 2010       As the preparations for the 2010 Soccer World Cup
SOCCER WORLD CUP            and public sector infrastructure programmes unfold,
                            investment growth should accelerate to an average of
                            9,7 per cent per year over the medium term.

                                         Chapter 2: Economic policy and outlook
--------------------------------------------------------------------------------

TABLE 2.6 MAJOR PRIVATE SECTOR INVESTMENTS PLANNED OVER THE MTEF PERIOD

SECTOR AND COMPANY               PROJECT                        APPROXIMATE VALUE   DURATION
-------------------------------------------------------------------------------------------------------

MINING
Steel (Highveld)                 Technology upgrade             R 1,6 billion       Four years
Platinum (Impala)                Impala Shafts 16 and 20        R 6,6 billion       Five to eight years
Coal (Klipspruit)                New mine                       R 1,2 billion       Start 2006
Iron ore (Sishen)                Expansion and upgrade          R 4 billion         Two to three years
MANUFACTURING
Motor industry (across sector)   Investment programme           R 6,4 billion       In progress
Petrochemical (Sasol)            Synthetic and unleaded fuels   R 12 billion        To complete 2006
Cement manufacturers             Expansion projects             R 4,4 billion       In progress
-------------------------------------------------------------------------------------------------------

Source: Engineering News; Nedbank Capex Survey 2005

HOUSEHOLD CONSUMPTION EXPENDITURE

Growth in household consumption remains strong, with
growth for 2005 estimated at 6,7 per cent - the
fastest rate of increase since 1981.

Current consumption levels are driven by employment     CONSUMPTION OF DURABLE
growth, rising real wages, smaller households, the      GOODS RECORDS STRONG
increase in wealth due to buoyant asset prices and a    INCREASE
favourable credit environment. The consumption of
durable and semi-durable goods recorded increases
above 17 per cent in the first nine months of 2005.
Durable goods consumption has been underpinned by
strong vehicle sales, which rose by 26 per cent
during 2005, as consumers took advantage of a
favourable credit environment.

MONEY SUPPLY AND CREDIT EXTENSION

Household debt as a percentage of disposable income -   HOUSEHOLD DEBT TRENDS
mainly in the form of mortgage advances - has been      UPWARD AS DEBT SERVICE
trending upward since 2003. In the third quarter of     COSTS DECLINE
2005 this ratio reached an all-time high of 63,4 per
cent. However, non-performing loans and provisions
for bad debt in the banking sector remain at historic
lows. This is due to declining debt service costs
(financing cost to income), which have come down from
a high of 14,8 per cent in 1998 to an average rate of
6,6 per cent in 2005.

Since 2003, mortgage advances have accounted for more
than half of the growth in core private sector credit
extension.

Growth in broad money supply (M3) increased from 13,2   GROWTH IN BROAD MONEY
per cent in 2004 to an average of 16 per cent in        SUPPLY INCREASED TO AN
2005. Growth in the money aggregates has remained       AVERAGE OF 16 PER CENT
strong in line with the increase in the transactional
demand for money.

                                                                              39

2006 Budget Review
--------------------------------------------------------------------------------

                            FIGURE 2.11 HOUSEHOLD DEBT AND DEBT SERVICE COSTS,
                            1980 - 2005

                                                  [GRAPHIC]

                            INFLATION

CPIX INFLATION REMAINS      Consumer price inflation excluding mortgage costs
FIRMLY WITHIN TARGET BAND   (CPIX) has remained within the 3 to 6 per cent
                            target range since September 2003. During 2005,
                            after reaching a low of 3,1 per cent in February,
                            CPIX inflation rose to 4,8 per cent in August before
                            receding to 4 per cent in December. Lower inflation
                            expectations and a slowdown in services inflation
                            offset the upward pressure resulting from higher oil
                            prices. Frequent oil price movements, however, did
                            contribute to volatility in the transport component
                            of the CPIX basket.

                            Excluding the transport component, CPIX inflation
                            was stable for the year to December 2005 at about
                            2,8 per cent. Food inflation remained subdued,
                            averaging 2 per cent during 2005, although food
                            prices have begun to increase in recent months.

IMPORTED COMPONENTS MAY     Producer price inflation remained low at an average
PUSH UP PRODUCER PRICE      level of 3,1 per cent in 2005 but has increased in
INFLATION                   recent months. This is mainly due to the increase in
                            the imported component flowing from higher oil
                            prices. In the period ahead, inflation pressures
                            from South Africa's trading partners may increase,
                            which could result in an increase in producer price
                            inflation.

                                          Chapter 2: Economic policy and outlook
--------------------------------------------------------------------------------

FIGURE 2.12 CONTRIBUTION OF FOOD AND TRANSPORT TO
            CPIX INFLATION, 2000 - 2005

                      [GRAPHIC]

The inflation expectations of all surveyed groups, as
measured by the Bureau for Economic Research
Inflation Expectation Survey, moved in a narrow range
during 2005. While showing a slight increase in the
third quarter survey, inflation expectations should
remain well within the inflation target band for
2006.

DOMESTIC OUTLOOK

The strong output growth recorded in 2005 should        STRONG OUTPUT GROWTH SET
continue over the medium term, supported by robust      TO CONTINUE
growth in investment and consumption spending and a
reasonably healthy external position. Recent data
revisions indicate that economic growth is stronger
than anticipated in the 2005 Budget or the Medium
Term Budget Policy Statement.

Growth in household consumption spending should
soften slightly from the levels realised in 2005,
while remaining above 4 per cent over the medium
term. Spending by households will be underpinned by
significant employment growth, gains in real wages
and a relatively stable currency. With inflation
firmly contained within the target band, monetary
policy should also remain broadly stable, supporting
consumption going forward and providing households
with the opportunity to reduce debt levels and
increase savings.

Growth in investment spending is expected to increase   INVESTMENT SPENDING
as companies improve their capacity to meet buoyant     EXPECTED TO GROW
domestic demand and seek new markets abroad. It is      STRONGLY
expected that investment will grow by 9,4 per cent in
2006, reaching 9,9 per cent in 2008. Residential
investment is expected to moderate slightly as
property price growth eases. Over the same period,
government and the public corporations project
large-scale public investment spending.

                                                                              41

2006 Budget Review
--------------------------------------------------------------------------------

                            The 2005 export performance was stronger than
                            anticipated, as businesses took full advantage of
                            the upturn in world economic conditions and rising
                            export prices. Continued strong export growth is
                            foreseen over the medium term as the public and
                            private sectors make concerted efforts to improve
                            the logistics and transport services available to
                            exporters. Export growth is expected to average
                            about 6,7 per cent over the forecast period. Imports
                            are projected to continue to record solid increases,
                            growing by 9,4 per cent in 2006, then easing over
                            the remainder of the forecast period.

                            The projected annual average for the current account
                            deficit over the next three years is 4,3 per cent.
                            The 2005 outcome of 3,9 per cent is lower than the
                            projection made in the Medium Term Budget Policy
                            Statement.

TABLE 2.7 MACROECONOMIC PROJECTIONS, 2002 - 2008

CALENDAR YEAR                         2002      2003      2004      2005       2006      2007       2008
                                               ACTUAL             ESTIMATE             FORECAST
---------------------------------------------------------------------------------------------------------

Percentage change unless otherwise indicated
Final household consumption             3,2       3,5       6,5        6,7       4,9        4,4       4,7
Final government consumption            4,6       6,5       6,9        4,9       4,8        4,7       4,8
Gross fixed capital formation           3,7       8,3       8,8        8,0       9,4        9,7       9,9
Gross domestic expenditure              4,9       5,2       7,5        4,8       5,6        5,0       5,4
Exports                                 0,5       0,3       2,5       12,6       7,1        6,2       6,7
Imports                                 5,1       8,8      14,1       10,9       9,4        7,2       7,2
REAL GDP GROWTH                         3,7       3,0       4,5        5,0       4,9        4,7       5,2
---------------------------------------------------------------------------------------------------------
GDP deflator                           10,5       4,4       5,6        4,3       5,2        4,9       5,4
GDP AT CURRENT PRICES (R BILLION)   1 168,8   1 257,0   1 386,7    1 518,9   1 674,6    1 839,0   2 038,9
---------------------------------------------------------------------------------------------------------
CPIX (Metropolitan and urban,           9,3       6,8       4,3        3,9       4,3        4,5       4,8
average for year)
Current account balance                -0,6      -1,3      -3,4       -4,2      -4,4       -4,3      -4,2
(percentage of GDP)
---------------------------------------------------------------------------------------------------------

TABLE 2.8 MACROECONOMIC PROJECTIONS, 2005/06 - 2008/09

FISCAL YEAR                          2005/06             2006/07             2007/08        2008/09
                                  2005    REVISED     2005    REVISED     2005    REVISED
R BILLION                        BUDGET              BUDGET              BUDGET
---------------------------------------------------------------------------------------------------

GDP AT CURRENT PRICES           1 528,6   1 559,6   1 674,0   1 714,5   1 847,3   1 884,9   2 095,9
Real GDP growth                     4,1       4,9       3,9       4,8       4,4       4,7       5,3
GDP inflation                       4,6       4,7       5,4       4,9       5,7       5,0       5,6
CPIX (Metropolitan and urban)       4,2       4,2       5,3       4,2       5,3       4,5       5,0
---------------------------------------------------------------------------------------------------

                                                                               3

FISCAL POLICY

The fiscal stance presented in the 2006 Budget provides for robust growth in public services and infrastructure investment, founded on an outstanding revenue performance over the past year and the continuing strength of the financial environment. Sustained increases in expenditure on transport, education and health will support economic development, lower business costs, improve skills levels and raise living standards.

The fiscal framework provides for additional resources totalling R82 billion, and a further R24 billion to replace the RSC levies. Excluding the RSC levy transfers, non-interest expenditure will increase in real terms by 7,9 per cent in 2006/07, with an average increase of 6,4 per cent over the medium-term expenditure framework (MTEF) period. Sustained economic growth has maintained the buoyancy of government revenue. Capital spending is projected to rise strongly over the medium term.

The budget deficit is projected to increase to 1,5 per cent of GDP next year, and then to decline to 1,2 per cent in 2008/09. The low deficit reflects careful macroeconomic management during a time of strong commodity prices and high consumer demand. The public sector borrowing requirement is expected to grow from 0,6 per cent of GDP in 2005/06 to 2,4 per cent of GDP by 2008/09 as a result of public enterprises' capital expenditure programmes and an increase in the main budget deficit.

OVERVIEW

In the past year the South African economy has          ROBUST CONSUMPTION AND
registered a strong performance, with GDP growth of     INVESTMENT SUPPORT
about 5 per cent expected for 2005/06. This has been    GROWTH PERFORMANCE
supported by robust growth in consumption and credit
spending, rising levels of investment and external
demand. Inflation has remained relatively stable
despite volatile oil prices.

The budget framework presented in this chapter
continues the expansionary fiscal stance announced in
the 2001 Budget. Continued buoyancy and resulting
confidence in the economy once again enable a major
expansion of government's social and economic
programmes. At the same time, the economy is
experiencing a boom in commodity prices, contributing
to large capital inflows and strong consumer
spending. The fiscal stance outlined here supports
growth, while moderating the impact of consumption
expenditure on the current account of the balance of
payments, prices and the exchange rate.

                                                                              43

2006 Budget Review
--------------------------------------------------------------------------------

NON-INTEREST EXPENDITURE    Key features of the 2006 Budget include:
INCREASES BY R82,2
BILLION                     o    Non-interest expenditure (excluding transfers
                                 to replace the RSC levies) increases by R82
                                 billion - representing real growth of 6,4 per
                                 cent over the medium term

                            o    Revenue grows to 26,4 per cent of GDP in
                                 2005/06, then declines to about 26 per cent in
                                 each of the forecast years as a result of tax
                                 relief

                            o    The main budget deficit as a percentage of GDP
                                 decreases in 2005/06 to 0,5 per cent, and is
                                 expected to average 1,4 per cent over the MTEF
                                 period ahead

                            o    Debt service costs continue to decline as a
                                 percentage of GDP, from 3,3 per cent in 2005/06
                                 to 2,7 per cent in 2008/09

                            o    Strong real growth in capital allocations in
                                 line with government's commitment to supporting
                                 economic growth through infrastructure
                                 development.

                            FISCAL POLICY: GOALS, TRENDS AND TARGETS

                            Key fiscal indicators are summarised in Table 3.1.
                            These figures outline South Africa's fiscal
                            performance since 2000 and list medium-term
                            projections. With the exception of the public sector
                            borrowing requirement, these figures are based on
                            national accounts aggregates and are not directly
                            comparable with the cash-based budgets used in
                            government accounts.

                            TABLE 3.1 FISCAL TRENDS AND PROJECTIONS

                            CALENDAR YEAR                           2000 - 2004   2004 - 2008
                            -----------------------------------------------------------------

                            Average annual real growth
                               Gross fixed capital formation
                                  General government(1)                    4,8%         10,0%
                                  Public corporations                      7,4%         15,0%
                               Government consumption expenditure
                                  Compensation of employees                1,1%          3,0%
                                  Non-wage                                13,3%          8,4%

                            FISCAL YEAR                              2000/01   2004/05   2008/09
                            --------------------------------------------------------------------

                            Percentage of GDP
                               Interest on public debt                  5,5%      4,0%      3,5%
                               General government savings              -1,8%     -1,6%      0,6%
                               Public sector borrowing requirement      1,9%      1,7%      2,4%
                               General government tax revenue          25,0%     26,8%     26,5%
                            --------------------------------------------------------------------

                            (1.) General government refers to the accounts of
                                 national government, provincial government and
                                 local government, the social security funds,
                                 extra-budgetary institutions, adjusted to net
                                 out flows between government institutions.

POLICY ALLOWS STATE TO      Fiscal policy aims to contribute to growth and
MEET EXPENDITURE            improved public services over the long term. Revenue
COMMITMENTS                 collection and expenditure are managed in a way that
                            safeguards government's ability to meet expenditure
                            commitments over the course of the business cycle,
                            while ensuring that the tax burden does not inhibit
                            investment or participation by individuals and
                            companies in the formal economy.

                                                        Chapter 3: Fiscal policy
--------------------------------------------------------------------------------

In support of accelerated and shared growth, general    GENERAL GOVERNMENT
government capital formation will accelerate            CAPITAL FORMATION
strongly, averaging real growth of 10 per cent over     ACCELERATES STRONGLY
the next three years. Following a period of 7,4 per
cent average real growth between 2000 and 2004,
investment by the non-financial(1) public enterprises
will increase to an average real growth rate of 15
per cent as capital spending projects are executed
over the medium term.

Over the three-year period, growth in general
government consumption will decelerate as a result of
lower expected inflation. Compensation of employees
is set to experience real growth of 3 per cent as
public sector employment increases.

Increases in capital expenditure relative to current    DISSAVING SHOULD BE
expenditure, combined with the collection of more       ELIMINATED BY 2008
revenue than anticipated, have led to a decline in
general government dissaving, from 2,1 percent of GDP
in 2004 to 0,6 per cent in 2005, as shown in Figure
3.1. Continued strong growth in capital budgets and
more stable and predictable growth in social security
transfers will support this trend. It is anticipated
that dissaving will be eliminated by 2008, which will
provide further support to economic growth by
ensuring that government contributes positively to
savings within the economy.

Figure 3.1 Government savings, 1990 - 2005

                      [GRAPHIC]

The general government tax revenue-to-GDP ratio         TAX REVENUE-TO-GDP RATIO
increased from 25 per cent in 2000/01 to 26,8 per       INCREASED TO 26,8 PER
cent in 2004/05. This is mainly the result of an        CENT IN 2004/05
increase in consumption and incomes, supported by
favourable cyclical factors. While economic
performance has been broad-based, particularly robust
growth in consumption and profits of commodity
exporters have resulted in a higher revenue-to-GDP
ratio. The trend is expected to moderate as household
spending on durable goods recedes and commodity
prices moderate.

----------
(1)  Including enterprises such as Denel, Eskom, Telkom and Transnet, but excluding public enterprises involved in financing activities, such as the
     Land Bank and Development Bank of Southern Africa.

                                                                              45

2006 Budget Review
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
INFRASTRUCTURE EXPENDITURE: ESTIMATES AND TRENDS

Total public sector infrastructure and related estimates, which include the three spheres of government, major public enterprises and extra-budgetary entities, amount to about R372 billion over the next three years. A more buoyant infrastructure expenditure policy outlook by municipalities and increased allocations from the fiscus drive these increases. The 2006 Budget allocates an additional R34 billion over baseline for capital projects over the next three years. Overall growth in expenditure has increased at an annual average of 11,4 per cent between 2002/03 and 2005/06, while the R372 billion medium-term estimate represents an average annual growth rate of 14,2 per cent.

2006 MTEF CAPITAL EXPENDITURE AND INFRASTRUCTURE MAINTENANCE

                                2002/03     2003/04     2004/05    2005/06      2006/07     2007/08     2008/09
                                                                   REVISED         MEDIUM-TERM ESTIMATES
R MILLION                                                         ESTIMATE
---------------------------------------------------------------------------------------------------------------

National departments (1,2)        5,952       6,022       7,262       7,835       8,884      10,578      12,381
Provincial departments (2)       15,491      19,642      21,586      24,412      31,989      36,201      40,669
Municipalities                   13,100      16,687      17,053      24,759      26,046      27,296      28,524
Public private partnerships         849       1,552       1,106       1,594       3,776       4,776       3,672
(3)
Extra-budgetary public            2,854       3,053       3,470       3,650       4,116       4,521       4,927
entities
Non-financial public             26,803      21,375      22,145      27,566      37,694      42,092      43,662
enterprises
---------------------------------------------------------------------------------------------------------------
TOTAL                            65,049      68,331      72,622      89,816     112,505     125,464     133,835
===============================================================================================================
percentage of GDP                  5.4%        5.3%        5.1%        5.8%        6.6%        6.7%        6.4%
GDP                           1,198,344   1,281,438   1,419,991   1,559,580   1,714,528   1,884,866   2,095,911
---------------------------------------------------------------------------------------------------------------

(1.) Transfers between spheres have been netted out.

(2.) Includes maintenance of infrastructure assets.

(3.) Capital expenditure on PPPs overseen by the Treasury PPP Unit, S A National
     Roads Agency, Department of Public Works, and at municipal level, with MIIU assistance.

The municipal infrastructure grant (MIG) is increased by R800 million and cumulatively totals R21,5 billion over the MTEF period. This grant supports basic water infrastructure, sanitation (including bucket system eradication), roads and other infrastructure. The National Electrification Programme, which helps provide electricity to low-income households, rises by R280 million, to
R4,4 billion over the three-year period. A new R2,5 billion neighbourhood development partnership grant is established (see Chapter 6). Assistance amounting to R3 billion is provisionally set aside to build stadiums for the
2010 Soccer World Cup.

Funding for hospital revitalisation increases by R900 million, bringing the cumulative total to R4,1 billion over the MTEF. The provincial infrastructure grant, which funds the construction of schools, clinics, provincial roads and other infrastructure, receives R15,1 billion over the next three years.

An additional R1,7 billion is allocated for the upgrading of informal settlements, bringing national and provincial housing expenditure to R23 billion over the medium term. A further R1,1 billion is allocated for police stations and related infrastructure, and R500 million is added for new courts for improved access to justice.

Economic infrastructure expenditure includes additional allocations to the transport sector totalling R14,3 billion, with R1,9 billion for road infrastructure, R1,6 billion for passenger rail and R3,5 billion for public transport infrastructure and systems. An estimated R14 billion will be spent on the Gautrain rapid rail project over the MTEF period, with costs to be shared between the province and national government.

The Department of Water Affairs and Forestry is to spend nearly R4 billion on the new De Hoop dam and other dam projects and water schemes. Research and development infrastructure is supported through an additional allocation of R1,2 billion to the Department of Science and Technology, and R580 million to the
Department of Public Enterprises for the pebble bed modular reactor.

Infrastructure development by public enterprises account for about a third of overall capital estimates over the medium term. Revised nominal estimates by both Eskom and Transnet are almost R50 billion and R33 billion respectively.
Other major public sector projects include the TCTA Berg River Dam and the R2,5 billion pipeline from the Vaal dam to Knoppiesfontein in support of mainly Eskom and Sasol projects.
--------------------------------------------------------------------------------

                                                        Chapter 3: Fiscal policy
--------------------------------------------------------------------------------

THE BUDGET FRAMEWORK

Figure 3.2 illustrates the different levels of
government accounts. Starting with the main budget,
each successive layer includes the revenue and
expenditure of additional spheres of government. The
main budget is composed of all expenditure financed
by the National Revenue Fund, and includes transfers
to other spheres of government. Consolidating the
main budget with other spheres of government requires
that these transfers be netted out and that
additional sources of expenditure and revenue be
included.

FIGURE 3.2 STRUCTURE OF GOVERNMENT ACCOUNTS

--------------------------------------------------------------------------------
                                     Expenditure financed
              MAIN                   from National Revenue
             BUDGET       ---------- Fund
        ---------------
          CONSOLIDATED                Main budget + social
        NATIONAL BUDGET   ----------- security funds + RDP funds
   -------------------------
   CONSOLIDATED NATIONAL AND             Consolidated national
      PROVINCIAL ACCOUNTS      --------- budget + provincial accounts
-------------------------------
CONSOLIDATED GENERAL GOVERNMENT   --------- Consolidated national
-------------------------------             and provincial + extra
                                            budgetary institutions +
                                            local government accounts
--------------------------------------------------------------------------------

THE MAIN BUDGET

The main budget, set out in Table 3.2, consists of
the receipts of the National Revenue Fund, and
expenditure either voted by Parliament or allocated
by statutory appropriation. South Africa's "budget
deficit" is the difference between revenue and
expenditure on the main budget.

As a result of the country's strong economic            CORPORATE PROFITABILITY
performance over the past year, it is expected that     HAS RECOVERED SINCE
main budget revenue for the current year and over the   MID-2004
MTEF period will exceed estimates presented in the
2005 Budget. Due to buoyant internal and foreign
demand conditions, corporate profitability has
recovered substantially since mid-2004, while
vigorous consumer spending has boosted VAT receipts.
In line with employment growth and annual wage
increases, personal income tax receipts have
increased strongly. This trajectory of economic
expansion, along with improved tax compliance and
administration, will provide a strong continuing
boost to main budget revenue.

The total revenue of the National Revenue Fund is       SACU TRANSFERS ARE
derived from gross tax revenue and departmental         EXPECTED TO BE ABOVE
receipts, less payments to Namibia, Botswana,           ESTIMATES
Swaziland and Lesotho in terms of the Southern
African Customs Union (SACU) Agreement. Due to
higher-than-projected customs duties and increased
imports from South Africa to other members of the
customs union, transfers to our SACU partners will
exceed the estimates made in the 2005 Budget,
reaching R19,7 billion in 2006/07, R20,3 billion in
2007/08 and R22,5 billion in 2008/09.

                                                                              47

2006 Budget Review
--------------------------------------------------------------------------------

                            Included in these figures is a share of customs and
                            excise duties collected in the union, as well as a
                            significant development component paid to SACU
                            partner countries.

TABLE 3.2 MAIN BUDGET FRAMEWORK, 2002/03 - 2008/09

                                    2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
                                                OUTCOME                 REVISED         MEDIUM-TERM ESTIMATES
R MILLION                                                              ESTIMATE
-------------------------------------------------------------------------------------------------------------------

REVENUE (NATIONAL REVENUE FUND)
Tax revenue (gross)                 282 210     302 508     354 980     417 050     456 786     501 670     558 106
Departmental and other                4 558       6 646       6 202       8 180       9 320      10 677      11 436
receipts and repayments
Less: SACU payments                  -8 259      -9 723     -13 328     -14 145     -19 744     -20 344     -22 451
-------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                       278 508     299 431     347 854     411 085     446 362     492 003     547 091
Percentage of GDP                     23,2%       23,4%       24,5%       26,4%       26,0%       26,1%       26,1%
-------------------------------------------------------------------------------------------------------------------
EXPENDITURE
State debt cost                      46 808      46 313      48 851      51 160      52 049      53 324      55 716
Percentage of GDP                      3,9%        3,6%        3,4%        3,3%        3,0%        2,8%        2,7%
Current payments(1)                  52 948      57 854      63 450      72 809      82 481      89 667      96 444
Transfers and subsidies             187 496     220 104     250 826     289 353     329 319     363 582     402 077
Payments for capital assets(1)        4 273       4 439       5 414       5 653       6 376       7 601       9 030
Contingency reserve                      --          --          --          --       2 500       5 000       8 000
-------------------------------------------------------------------------------------------------------------------
TOTAL EXPENDITURE                   291 524     328 709     368 541     418 976     472 725     519 174     571 268
Percentage of GDP                     24,3%       25,7%       26,0%       26,9%       27,6%       27,5%       27,3%
-------------------------------------------------------------------------------------------------------------------
DEFICIT                             -13 016     -29 278     -20 687      -7 891     -26 363     -27 171     -24 177
Percentage of GDP                     -1,1%       -2,3%       -1,5%       -0,5%       -1,5%       -1,4%       -1,2%
-------------------------------------------------------------------------------------------------------------------
Gross domestic product            1 198 344   1 281 438   1 419 991   1 559 580   1 714 528   1 884 866   2 095 911
===================================================================================================================

(1.) Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.

TOTAL TAX REVENUE OF        As a result of substantial increases in gross tax
R417,1 BILLION IN CURRENT   revenue, total tax revenue is expected to be R417,1
YEAR                        billion in the current year. Strong revenue growth
                            in 2005/06 raises main budget revenue as a
                            percentage of GDP from 24,5 per cent in 2004/05 to
                            26,4 per cent in 2005/06. Over the next three years
                            main budget revenue as a percentage of GDP is
                            expected to be broadly stable at about 26 per cent.

                            Real non-interest expenditure, excluding RSC levy
                            transfers, grows strongly at an average rate of 6,4
                            per cent over the next three years, rising by 7,9
                            per cent in 2006/07, 5,9 per cent in 2007/08 and 5,4
                            per cent in 2008/09.

GROWTH IN CURRENT           Growth in current expenditure is robust over the
EXPENDITURE DRIVEN BY       MTEF period, but particularly in the first year,
SPENDING ON JUSTICE         driven by spending on justice and protection
AND PROTECTION SERVICES     services, social services and central government
                            administration. Capital expenditure continues to
                            grow, with major projects targeted at transport and
                            community-related infrastructure. Transfers and
                            subsidies include many of the large capital
                            investment projects that will be undertaken by
                            provincial and local government, as well as social
                            grant transfers to households.

                            Debt service costs as a share of GDP continue their
                            long-term decline, freeing additional resources for
                            productive expenditure. Lower-than-anticipated debt
                            stock and stable interest rates result in debt
                            service costs declining from 3,3 per cent of GDP in
                            2005/06 to 3 per cent in 2006/07, and to 2,7 per
                            cent by 2008/09.

                                                        Chapter 3: Fiscal policy
--------------------------------------------------------------------------------

A contingency reserve is set aside for the period
ahead. The reserve in the first year allows for the
possibility of unforeseen, adverse economic
conditions or natural occurrences that would
otherwise put pressure on the budget framework. In
the outer years, the reserve is partly drawn down to
fund new priorities. The contingency reserve for the
MTEF period is R2,5 billion in the first year, R5
billion in the second year and R8 billion in the
third year.

As a result of the increases in revenue and the         BUDGET DEFICIT OF
revisions to historical GDP data, the deficit as a      1,5 PER CENT OF GDP IN
proportion of GDP is expected to be 0,5 per cent in     2006/07
2005/06, compared with the 3,1 per cent estimate
presented in the 2005 Budget. Strong growth in
non-interest expenditure and a decrease in the tax
burden results in the deficit increasing to 1,5 per
cent in 2006/07 and 2007/08, falling to 1,2 per cent
in 2008/09.

REVISIONS TO 2004/05 AND 2005/06 MAIN BUDGET
ESTIMATES

The main budget outcome for 2004/05 and the revised
estimates for 2005/06 are presented in Table 3.3.
These are discussed further in Chapters 4 and 7,
while Annexure B provides details of main budget
revenue, expenditure and financing for these and
earlier years.

TABLE 3.3 REVISED ESTIMATES OF MAIN BUDGET REVENUE AND EXPENDITURE, 2004/05 AND
          2005/06

                                                               2004/05                           2005/06               % CHANGE
                                                     BUDGET    OUTCOME   DEVIATION    BUDGET     REVISED   DEVIATION   2004/05-
R MILLION                                           ESTIMATE                         ESTIMATE   ESTIMATE                2005/06
-------------------------------------------------------------------------------------------------------------------------------

REVENUE
Direct taxes                                         193 968   200 063       6 095    206 333    234 350      28 017      17,1%
Indirect taxes                                       139 725   154 917      15 191    166 441    182 700      16 259      17,9%
Other revenue                                          6 590     6 202        -388      9 148      8 180        -968      31,9%
Less: SACU payments                                  -13 328   -13 328          --    -12 053    -14 145      -2 092       6,1%
-------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                        326 956   347 854      20 898    369 869    411 085      41 216      18,2%
===============================================================================================================================
EXPENDITURE
State debt cost                                       50 432    48 851      -1 581     53 125     51 160      -1 965       4,7%
Current payments(1)                                   64 123    63 450        -673     72 193     72 809         616      14,8%
Transfers and subsidies                              246 455   250 826       4 371    284 346    289 353       5 008      15,4%
Payments for capital assets(1)                         5 394     5 414          20      6 155      5 653        -502       4,4%
Contingency reserve                                    2 500        --      -2 500      2 000         --      -2 000       0,0%
-------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENDITURE                                    368 904   368 541        -363    417 819    418 976       1 157      13,7%
   Increase in non-interest allocated expenditure                            3 718                             5 122
-------------------------------------------------------------------------------------------------------------------------------
DEFICIT                                              -41 948   -20 687      21 261    -47 950     -7 891      40 059
===============================================================================================================================

(1.) Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.

Revenue in 2004/05 grew by R9,9 billion above the
revised estimate in the 2005 Budget Review, resulting
in a deficit outcome for 2004/05 that is R21,3
billion lower than budgeted. The revised deficit for
2005/06 is R7,9 billion.

Non-interest expenditure in 2004/05 totalled R319,7     ESTIMATED NON-INTEREST
billion - R3,7 billion higher than the estimate         EXPENDITURE GROWTH OF
published in the 2004 Budget Review. Despite            10,4 PER CENT IN 2005/06
underspending and savings of R3,5 billion, revised

                                                                              49

2006 Budget Review
--------------------------------------------------------------------------------

                            non-interest expenditure for 2005/06 is projected to
                            be R5,1 billion higher than the estimate in the 2005
                            Budget Review, mainly due to transfers to the Road
                            Accident Fund and Denel. Non-interest expenditure
                            grew in real terms by 8,8 per cent in 2004/05 and is
                            projected to grow by 10,4 per cent in 2005/06.

DEBT SERVICE COSTS          As a result of low debt stock, and stable
CONTINUE TO DECLINE         international and domestic interest rates, realised
                            debt service costs were R1,6 billion lower than
                            estimated in 2004/05, and are expected to come in R2
                            billion below budget in 2005/06. Debt service costs
                            as a percentage of GDP continued to decline over the
                            past two years, signalling the continued
                            sustainability of fiscal policy. Despite the decline
                            in debt service costs, the increase in non-interest
                            expenditure results in the revised estimate of
                            expenditure for 2005/06 being R1,2 billion higher
                            than the 2005 Budget estimate.

                            CHANGES TO MEDIUM-TERM FORWARD ESTIMATES

IN KEEPING WITH             The 2006 Budget adjusts the forward estimates from
FORECAST, TAX REVENUE       the 2005 Budget for 2006/07 and 2007/08 to take
WILL REMAIN BUOYANT         account of changes in the economic environment, and
                            adds projections for 2008/09. The main changes to
                            the budget framework are set out in Table 3.4 and
                            summarised below:

TABLE 3.4 MAIN BUDGET MEDIUM-TERM ESTIMATES, 2006/07 - 2008/09

                                           2006/07                          2007/08               2008/09
                                  2005       2006    CHANGE TO     2005       2006    CHANGE TO     2006
                                 FORWARD    BUDGET    BASELINE    FORWARD    BUDGET    BASELINE    BUDGET
R MILLION                       ESTIMATE                         ESTIMATE
---------------------------------------------------------------------------------------------------------

REVENUE
Direct taxes                     232 472   252 058      19 586    254 186   279 198      25 012   314 155
Indirect taxes                   181 682   204 729      23 047    199 540   222 472      22 932   243 951
Other revenue                      6 846     9 320       2 474      7 068    10 677       3 609    11 436
Less: SACU payments              -15 573   -19 744      -4 172    -16 151   -20 344      -4 193   -22 451
---------------------------------------------------------------------------------------------------------
TOTAL REVENUE                    405 427   446 362      40 935    444 643   492 003      47 360   547 091
   Percentage of GDP               23,6%     26,0%                  23,6%     26,1%                 26,1%
---------------------------------------------------------------------------------------------------------
EXPENDITURE
State debt cost                   56 603    52 049      -4 554     59 381    53 324      -6 057    55 716
Current payments(1)               78 579    82 481       3 902     84 873    89 667       4 795    96 444
Transfers and subsidies          310 906   329 319      18 413    335 984   363 582      27 598   402 077
Payments for capital assets(1)     6 305     6 376          71      6 656     7 601         944     9 030
Contingency reserve                4 000     2 500      -1 500      8 000     5 000      -3 000     8 000
---------------------------------------------------------------------------------------------------------
TOTAL EXPENDITURE                456 393   472 725      16 332    494 894   519 174      24 280   571 268
   Percentage of GDP               26,6%     27,6%                  26,3%     27,5%                 27,3%
---------------------------------------------------------------------------------------------------------
DEFICIT                          -50 966   -26 363      24 603    -50 251   -27 171      23 080   -24 177
=========================================================================================================

(1.) Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.

                            o  In keeping with the revised economic forecast,
                               tax revenues remain at buoyant levels

                            o  Debt service costs are reduced as a result of the
                               favourable interest rate outlook and lower debt
                               stock

                            o  Non-interest expenditure increases by R106,2
                               billion, of which R24 billion is allocated to
                               replace the RSC levies

                                                        Chapter 3: Fiscal policy
--------------------------------------------------------------------------------

o    Deficit projections rise to R26,4 billion in
     2006/07 and R27,2 billion in 2007/08, declining
     to R24,2 billion in 2008/09.

The RSC levies will be abolished on 30 June 2006. For   NATIONAL GOVERNMENT
local governments to meet their obligations,            TRANSFERS COMPENSATE FOR
particularly in terms of poverty alleviation and        REMOVAL OF RSC LEVY
social and economic development, it is important to
maintain existing levels of revenue. In support of
this national government will provide compensating
transfers to the relevant municipalities. The current
budget framework contains new allocations for this
purpose of R7 billion in 2006/07, R8 billion in
2007/08 and R9 billion in 2008/09. While main budget
expenditure increases by these amounts, overall
(general government) levels of expenditure are not
affected, as this is a change in the source of
financing of existing local government expenditure.

The removal of this levy is effectively tax relief      REMOVAL OF RSC LEVIES
amounting to R24 billion over the three-year period.    AMOUNTS TO EFFECTIVE TAX
However, this reduction in the overall tax burden is    RELIEF OF R24 BILLION
not reflected in the main budget revenue line because
the levy was collected at municipal level and did not
form part of the National Revenue Fund.

THE CONSOLIDATED NATIONAL GOVERNMENT BUDGET

The consolidated national budget presents the extent
of expenditure that falls within the national sphere.
It supplements the finances of the National Revenue
Fund, set out in the main budget framework, with
receipts and expenditure of the RDP Fund,
international development assistance grants, and the
accounts of the social security funds. The
consolidated national budget framework is set out in
Table 3.5.

Due to surpluses on the Unemployment Insurance Fund     SURPLUSES ON THE UIF AND
(UIF) and the Compensation Funds, the deficit of the    COMPENSATION FUNDS
consolidated national government budget is lower than
that of the main budget. The deficit rises from 0,1
per cent of GDP in 2005/06 to 1,2 per cent in 2006/07
and 2007/08, before declining to 0,9 per cent in
2008/09. More detailed breakdowns of revenue and
expenditure generated through international
cooperation agreements and the social security funds
are set out in Tables 3.6 and 3.7 respectively.

For 2005/06, total foreign assistance in support of
various government projects is expected to be R1,6
billion, and will average at that level annually over
the medium term. Foreign technical assistance remains
an important part of efforts by government and
non-governmental organisations to address the urgent
social and developmental challenges facing South
Africa.

                                                                              51

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 3.5 CONSOLIDATED NATIONAL BUDGET FRAMEWORK, 2004/05 - 2008/09

                                      2004/05           2005/06           2006/07     2007/08     2008/09
R MILLION                             OUTCOME      BUDGET     REVISED          MEDIUM-TERM ESTIMATES
----------------------------------------------------------------------------------------------------------

NATIONAL REVENUE FUND (MAIN BUDGET)
REVENUE                                347 854     369 869     411 085     446 362     492 003     547 091
EXPENDITURE
   State debt cost                      48 851      53 125      51 160      52 049      53 324      55 716
      Percentage of GDP                   3,4%        3,5%        3,3%        3,0%        2,8%        2,7%
   Contingency reserve                      --       2 000          --       2 500       5 000       8 000
   Non-interest allocations(1)         319 690     362 694     367 816     418 176     460 850     507 552
TOTAL EXPENDITURE                      368 541     417 819     418 976     472 725     519 174     571 268
   Percentage increase                   12,1%       12,9%       13,7%       12,8%        9,8%       10,0%
DEFICIT                                -20 687     -47 950      -7 891     -26 363     -27 171     -24 177
   Percentage of GDP                     -1,5%       -3,1%       -0,5%       -1,5%       -1,4%       -1,2%
----------------------------------------------------------------------------------------------------------
RDP FUND AND FOREIGN TECHNICAL CO-OPERATION
Receipts and technical                   1 634       1 500       1 624       1 550       1 550       1 550
co-operation
Expenditure                              1 597       1 300       1 254       1 350       1 350       1 350
----------------------------------------------------------------------------------------------------------
SOCIAL SECURITY FUNDS
Revenue                                 14 346      16 430      19 812      19 274      20 561      21 923
Expenditure                             10 817      12 060      13 352      14 288      16 017      17 199
----------------------------------------------------------------------------------------------------------
CONSOLIDATED NATIONAL BUDGET(2)
REVENUE                                363 830     387 783     429 817     467 182     514 110     570 560
EXPENDITURE                            380 951     431 162     430 878     488 359     536 536     589 813
   Percentage of GDP                     26,8%       28,2%       27,6%       28,5%       28,5%       28,1%
   Percentage increase                   12,2%       12,7%       13,1%       13,3%        9,9%        9,9%
DEFICIT                                -17 121     -43 379      -1 060     -21 177     -22 427     -19 253
   Percentage of GDP                     -1,2%       -2,8%       -0,1%       -1,2%       -1,2%       -0,9%
----------------------------------------------------------------------------------------------------------
Gross domestic product               1 419 991   1 528 633   1 559 580   1 714 528   1 884 866   2 095 911
==========================================================================================================

(1.) Includes transfers to provinces and local government, the National Skills
     Fund and sectoral skills development funds.

(2.) Flows between funds are netted out.

TABLE 3.6 RDP FUND GRANTS AND FOREIGN TECHNICAL COOPERATION, 2002/03 - 2008/09

                                  2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
                                            OUTCOME              REVISED      MEDIUM-TERM ESTIMATES
R MILLION                                                       ESTIMATE
------------------------------------------------------------------------------------------------------

RDP FUND
Receipts                           1 143     1 088     1 034        974       900       900       900
Disbursements                      1 306     1 090       997        604       700       700       700
------------------------------------------------------------------------------------------------------
SURPLUS (+) / DEFICIT (-)           -163        -2        37        370       200       200       200
Technical cooperation (in kind)      600       600       600        650       650       650       650
------------------------------------------------------------------------------------------------------
TOTAL FOREIGN ASSISTANCE           1 743     1 688     1 634      1 624     1 550     1 550     1 550
======================================================================================================

                            SOCIAL SECURITY FUNDS

                            Composition of social security funds and overall
                            trends

                            South Africa's contributory and non-contributory
                            social security mechanisms aim to alleviate poverty
                            or provide temporary income support. The
                            non-contributory components make up the greater part
                            of the social security system and amount to R52
                            billion in 2005/06, R57,7 billion in 2006/07 and
                            R68,3 billion by 2008/09. These social

                                                        Chapter 3: Fiscal policy
--------------------------------------------------------------------------------

assistance transfers are funded from general
revenues, voted to the Department of Social
Development.

The means-tested cash benefits of the various grants
target the poor. The following grants are available:
old age pension; disability grants; child support
grants, foster care; care dependency; war veterans;
and grant in aid. The South African Social Security
Agency has been established to centralise the grants
payment system, promoting greater efficiency and
improved service delivery as responsibility is
removed from the provinces.

Complementing these programmes are the contributory
social security funds that provide conditional income
support to contributing employers, employees and road
users. These include the UIF, the Compensation Funds
and the Road Accident Fund (RAF). These funds are
financed through mandatory levies and taxes.

The social security funds are expected to run a         SOCIAL SECURITY FUNDS
combined surplus of R6,5 billion in 2005/06,            TO RUN JOINT SURPLUS
representing an increase of 83 per cent compared to     OF R6,5 BILLION IN
the previous financial year. This reflects              2005/06
substantial cash surpluses at the UIF and
Compensation Funds and a R2,7 billion fiscal
injection to support the ailing RAF. The overall
balance of the social security funds is expected to
remain in surplus over the forecast period.

TABLE 3.7 SOCIAL SECURITY FUNDS, 2002/03 - 2008/09

                               2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
                                         OUTCOME              REVISED      MEDIUM-TERM ESTIMATES
R MILLION                                                    ESTIMATE
---------------------------------------------------------------------------------------------------

UNEMPLOYMENT INSURANCE FUND
Revenue                          4 546     5 895     6 774      7 583     8 336     9 140     9 996
Expenditure                      2 470     2 577     2 941      3 573     4 060     4 614     5 244
COMPENSATION FUNDS
Revenue                          3 497     3 781     2 948      3 938     4 265     4 507     4 756
Expenditure                      2 789     2 413     2 300      3 163     3 062     3 220     3 396
ROAD ACCIDENT FUND
Revenue                          3 264     3 894     4 624      8 291     6 673     6 913     7 171
Expenditure                      3 575     4 413     5 576      6 616     7 167     8 182     8 559
---------------------------------------------------------------------------------------------------
TOTAL: SOCIAL SECURITY FUNDS
Tax revenue                      9 600    11 941    12 969     14 888    16 645    17 583    18 578
Non-tax revenue                  1 606     1 618     1 373      2 220     2 626     2 974     3 341
Grants received                    101        10         4      2 704         4         4         4
---------------------------------------------------------------------------------------------------
TOTAL REVENUE                   11 307    13 570    14 346     19 812    19 274    20 561    21 923
TOTAL EXPENDITURE                8 834     9 403    10 817     13 352    14 288    16 017    17 199
===================================================================================================
SURPLUS                          2 473     4 167     3 529      6 460     4 986     4 544     4 723
===================================================================================================

Unemployment Insurance Fund

The UIF provides short-term income relief to
contributing employees in the event of unemployment,
maternity or adoption of a child, illness and death.
The UIF experienced persistent deficits during the
last decade but began implementing a successful
turnaround strategy in 2001.

                                                                              53

2006 Budget Review
--------------------------------------------------------------------------------

UIF IS IN A SOUND           In 2004/05, the fund ran a cash surplus of R3,8
FINANCIAL POSITION FOR      billion. Revenue collected increased by 14,9 per
THE NEXT DECADE             cent from R5,9 billion in 2003/04 to R6,8 billion in
                            2004/05. The third actuarial valuation in March 2005
                            indicated that, in terms of cash flow, the fund is
                            in a sound financial position for the next 10 years.
                            It also required the fund to set up reserves
                            amounting to R8,7 billion. By the end of March 2005,
                            the fund had accumulated R10,2 billion in reserves,
                            with R9,8 billion being invested in the Public
                            Investment Corporation.

--------------------------------------------------------------------------------
THREE MEASURES OF FISCAL SUSTAINABILITY

Following a period of consolidation between 1997 and 2000, South Africa's fiscal policy entered an expansionary phase in 2001. While real non-interest expenditure has grown strongly over the past five years, the main budget deficit and debt service costs have declined substantially as a percentage of GDP. This has released substantial resources to expand the social security net and improve public service delivery.

The chart below presents three measures of fiscal sustainability at the consolidated national, social security funds and provincial level.

The conventional deficit is the difference between revenue and expenditure. It shows the extent to which government must borrow from domestic and international financial markets to meet its total spending commitments. Since 1993/94, the conventional balance improved from a deficit of 9 per cent of GDP to a balanced position in 2005/06. Strong real growth in non-interest expenditure and tax relief in 2006/07 result in the balance deteriorating marginally before improving again towards the end of the MTEF.

The primary balance measures the difference between revenue and non-interest expenditure. It shows the extent to which revenue covers expenditure, before taking into account finance costs. The table below shows that substantial progress has been made from a deficit of 4 per cent of GDP in 1992/93 to a primary surplus since 1995. The primary balance is expected to remain positive in the period ahead. The convergence between the conventional and primary balances since 1999/00 is indicative of declining debt service costs as a percentage of GDP.

The current balance measures the difference between current revenue and current expenditure. A negative number for this measure shows that government is borrowing to finance current expenditure, while a positive number shows that borrowing is for capital purposes only. Following the progress registered between 1993/94 and 2001/02 in turning this measure from a large deficit to a surplus, it is expected that the current fiscal stance will result in the surplus continuing to grow. It is anticipated that government will begin to contribute positively to savings by 2008/09.

                                   [GRAPHIC]
--------------------------------------------------------------------------------

                            Compensation Funds

                            The Compensation Funds support employees who
                            experience loss of income as a result of injuries,
                            death or disease in the course of employment. Funds
                            are raised through assessed levies on companies.

                                                        Chapter 3: Fiscal policy
--------------------------------------------------------------------------------

Expenditure by the Compensation Funds is estimated to   COMPENSATION FUNDS
increase from R2,3 billion in 2004/05 to R3,2 billion   CONTINUE TO MAINTAIN
in 2005/06 as a result of efforts to address payment    SURPLUSES
backlogs and increased medical service costs.
However, with these backlogs addressed in 2005/06,
expenditure is expected to be relatively stable while
revenue continues to grow. This results in the
Compensation Funds' surplus growing from R775 million
in 2005/06 to R1,4 billion in 2008/09.

Road Accident Fund

The RAF, funded out of a dedicated fuel levy on
petrol and diesel sales, provides benefits to victims
of road accidents caused by third parties for bodily
injuries, loss of income or loss of financial support
following the death of a principal income earner.

The RAF's fuel levy revenue has increased steadily      RAF STILL AILING DESPITE
from R3,3 billion in 2002/03 to R5,5 billion in         CONSISTENT GROWTH IN
2005/06. This increase is driven by annual increases    REVENUE
of 5 cents per litre in the fuel levy in 2004/05 and
2005/06 and increased fuel sales as a result of the
growing number of vehicles on the roads. In 2005/06,
in addition to fuel levy revenue, the RAF will
receive a once-off transfer payment of R2,7 billion
from the fiscus. This transfer is to address a
liquidity crisis resulting mainly from the scheduled
payments to claimants, and also to repay debt
associated with the diesel rebate due to SARS. This
raises total revenue to R8,3 billion for 2005/06.

Despite growth in revenue, the RAF has not been able
to keep pace with the growing number of claims. As a
result, the claims backlog has grown from about R15,4
billion in 2002/03 to an estimated R25,3 billion in
2005/06. Since 2002/03, the number of road accidents
has increased and the RAF has increased its capacity
to settle claims. As a result the RAF's expenditure
has repeatedly outstripped revenue. Persistent and
escalating deficits reached R952 million in 2004/05.
In 2005/06 the RAF is expected to have a surplus as a
result of the transfer payment from the fiscus, but
deficits are expected to persist over the medium
term.

In 2005/06 the Minister of Transport appointed a new    TURNAROUND STRATEGY
board and CEO for the RAF and a turnaround strategy     BEING IMPLEMENTED AT RAF
has been developed. This strategy is based on
improving operational efficiency, reducing
operational costs, and eliminating fraud and
corruption. The RAF Amendment Act (2005) will limit
claims for future loss of income and general damages
to reduce fund's exposure in the future, but the
anticipated savings will not be realised until
2007/08.

CONSOLIDATED GOVERNMENT ACCOUNTS AND THE PUBLIC
SECTOR BORROWING REQUIREMENT

Table 3.8 summarises the consolidated expenditure of
government. The table is arranged by economic
classification, providing insight into how
expenditure is distributed within the economy.
Transfers to municipalities for capital expenditure
purposes are recorded as transfers to municipalities
and not as capital spending.

                                                                              55

2006 Budget Review
--------------------------------------------------------------------------------

                            The consolidated government account includes
                            national, provincial and social security fund
                            expenditure, as published in previous years, and
                            spending by various public entities and government
                            business enterprises. A list of all entities
                            included in the consolidation is included in
                            Annexure D, along with an explanation of the
                            consolidation process.

TABLE 3.8 CONSOLIDATED GOVERNMENT EXPENDITURE, 2002/03 - 2008/09

                                  2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
                                            OUTCOME              REVISED      MEDIUM-TERM ESTIMATES
R MILLION                                                       ESTIMATE
------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS
Compensation of employees         119 085   130 336   140 965    155 920   174 743   188 964   202 049
Goods and services                 48 888    56 301    61 737     73 763    81 610    90 406   101 360
Interest and rent on land          49 866    49 857    52 446     55 769    55 750    56 965    59 597
   State debt cost                 46 808    46 313    48 851     51 160    52 049    53 324    55 716
Financial transactions in             168       193       842         49        --        --        --
assets and liabilities
------------------------------------------------------------------------------------------------------
TOTAL CURRENT PAYMENTS            218 008   236 688   255 990    285 500   312 103   336 335   363 005
   Real growth (1)                             2,9%      3,9%       7,1%      4,9%      3,1%      2,8%
------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES(2)
Municipalities                     11 178    15 671    17 633     20 743    29 693    34 169    39 630
Departmental agencies and          15 005    16 074    15 000     19 256    24 466    23 915    24 900
accounts
Universities and technikons         8 008     8 964     9 972     10 795    11 645    12 521    13 509
Public corporations and private     9 900    11 630    14 208     19 025    17 504    19 792    22 832
enterprises
Foreign governments and               702       818       709        940     1 031     1 145     1 263
international organisations
Non-profit institutions             4 063     5 341     5 734      6 294     8 056     9 438    10 730
Households                         42 949    53 445    63 444     74 155    83 225    92 385   100 469
------------------------------------------------------------------------------------------------------
TOTAL TRANSFERS AND                91 806   111 943   126 701    151 208   175 620   193 364   213 334
SUBSIDIES
   Real growth (1)                            15,5%      8,8%      14,6%     11,4%      5,3%      5,1%
------------------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS
Buildings and other fixed          10 375    12 041    12 927     16 463    21 577    26 392    29 394
structures
Machinery and equipment             5 241     5 522     6 592      6 697     6 630     7 025     7 944
Cultivated assets & land and          175       171       113        340       219       214       222
subsoil assets
Software and other intangible       1 137     1 198       596        441       217       242       316
assets
------------------------------------------------------------------------------------------------------
TOTAL PAYMENTS FOR CAPITAL         16 928    18 932    20 228     23 940    28 642    33 874    37 876
ASSETS
   Real growth (1)                             6,0%      2,7%      13,6%     14,8%     13,2%      6,5%
------------------------------------------------------------------------------------------------------
UNALLOCATED                            --        --        --         --     2 500     5 000     8 000
------------------------------------------------------------------------------------------------------
CONSOLIDATED EXPENDITURE(3)       326 741   367 562   402 919    460 649   518 866   568 572   622 215
CONSOLIDATED NON-INTEREST         277 031   317 865   350 554    404 921   463 118   511 608   562 619
EXPENDITURE(3)
   Percentage of GDP                23,1%     24,8%     24,7%      26,0%     27,0%     27,1%     26,8%
   Real growth (1)                             8,7%      6,0%      10,9%      9,7%      5,7%      4,8%
------------------------------------------------------------------------------------------------------

(1.) Deflated using the CPIX deflator.

(2.) Including capital transfers.

(3.) Including national contingency reserve.

                            Table 3.8 illustrates the following trends:

                            o    Real non-interest expenditure of consolidated
                                 government grows at an average rate of 6,7 per
                                 cent over the MTEF period

                                                        Chapter 3: Fiscal policy
--------------------------------------------------------------------------------

o    Consolidated government capital expenditure
     grows at an average of 11,4 per cent in real
     terms

o    Transfers to municipalities for both current and
     capital expenditure programmes grow at an
     average rate of 19,3 per cent in real terms

o    Transfers to households grow by 5,8 per cent in
     real terms, illustrating government's continued
     commitment to provide targeted income support to
     the poor and vulnerable.

--------------------------------------------------------------------------------
FOCUS ON KEY INFRASTRUCTURE SECTORS

The table below summarises estimates of infrastructure expenditure by sector across the spheres of government and relevant public entities. The table focuses on particular sectors comprising about 68 per cent of the R372 billion total estimated public sector infrastructure-related spending over the MTEF, and does not attempt to provide a complete breakdown of public sector capital formation.

CAPITAL/INFRASTRUCTURE EXPENDITURE ESTIMATES IN KEY SECTORS

SECTOR                                      2002/03   2003/04   2004/05   2005/06   2006/07   2007/08   2008/09     MTEF
R MILLION                                                                              MEDIUM-TERM ESTIMATES       TOTAL
------------------------------------------------------------------------------------------------------------------------

WATER (DWAF, water boards, TCTA &             4 966     5 038     4 531     6 039     7 422     6 176     5 706   19 304
municipal)
SANITATION (municipal & DWAF)                   782     1 565     1 368     2 297     2 422     2 494     2 606    7 522
ELECTRICITY (Eskom & municipal)               6 427     7 294     8 981    13 233    18 018    18 719    21 310   58 047
HOUSING (national, provincial & municipal     5 828     5 206     5 185     8 398     9 594    11 075    11 746   32 415
EDUCATION INFRASTRUCTURE (provincial)         1 046     1 610     2 277     2 481     3 022     3 351     3 894   10 267
HEALTH (provincial)                           4 501     4 901     5 030     6 381     6 744     7 425     8 087   22 255
ROADS (SANRAL, provincial & municipal)        9 079    11 175    10 810    13 851    16 310    22 079    24 791   63 180
RAIL (SARCC & Spoornet)                       1 891     2 245     2 147     4 465     5 090     6 321     6 380   17 791
PORTS (NPA & SAPO)                            1 659     1 589     2 221     2 843     5 244     5 172     4 268   14 684
COURTS (national)                               271       244       245       253       980       851       831    2 662
POLICE INFRASTRUCTURE (national)                257       314       368       447       498       708     1 188    2 394
PRISONS (national)                              164       204       100       235       398       451       570    1 419
------------------------------------------------------------------------------------------------------------------------

Over the medium term, estimated expenditure in the water sector, which includes dams, bulk pipelines, reticulation, and treatment plants, amounts to just over
R19 billion. Compared to the three previous years (from 2002/03), the sanitation aggregate estimate more than doubles, to R7,5 billion.

The electricity sector is projected to spend R58 billion over the MTEF period, growing at an average annual rate of about 17 per cent and driven by Eskom power generation, transmission and distribution project and household electrification projects at municipal level.

Housing sector expenditure is expected to be R32 billion, with a growth rate of about 12 per cent over the next three years. Aggregate spending on schools and other education infrastructure reaches R10 billion with an average annual growth rate of about 16 per cent. Hospitals, clinics and other health capital add up to
R22 billion over the MTEF period, growing by 8 per cent a year.

Estimated expenditure on roads over the next three years is R63 billion, with an average annual growth rate of more than 21 per cent. Passenger and freight rail investments total R18 billion (excluding Gautrain), while investment in ports and port operations infrastructure is expected to be R15 billion.

Protection services expenditure on courts, police stations, prisons and associated infrastructure is expected to total R6,5 billion over the next three years, with high growth rates of between 34 and 49 per cent in each of the sectors. These numbers exclude defence infrastructure and acquisitions.
--------------------------------------------------------------------------------

Compensation for employees remains the largest
component of current expenditure. The government wage
bill grows from R155,9 billion in 2005/06 to R202,1
billion in 2008/09. This is due to an expansion of
employment in priority areas such as health care,
justice and policing; moderate wage increases (cost
of living adjustments); and personnel

                                                                              57

2006 Budget Review
--------------------------------------------------------------------------------

                            reforms such as the introduction of the Government
                            Employees' Medical Scheme.

COMMITMENT TO STABILISING   The three-year wage agreement signed in 2004 has
WAGE BILL                   contributed to stabilising salary expectations in
                            government, with remuneration adjustments linked to
                            inflation expectations, while also allowing for
                            moderate real wage increases. Government is
                            committed to stabilising the wage bill, while
                            ensuring that service delivery improves through
                            appropriate compensation.

                            THE CONSOLIDATED GENERAL GOVERNMENT ACCOUNT

                            The consolidated general government account
                            represents the full extent of the revenue and
                            expenditure of all levels of government. These
                            estimates are made by aggregating the revenue and
                            expenditure of the main budget, the social security
                            funds, technical cooperation accounts, the
                            provinces, extra-budgetary institutions (including
                            universities and technikons) and local authorities.
                            Flows between institutions are simultaneously netted
                            out. The consolidated general government account for
                            2004/05 is set out in Table 3.9.

TABLE 3.9 CONSOLIDATED ACCOUNTS OF GENERAL GOVERNMENT, 2004/05(1)

                                  MAIN     SOCIAL    PROVINCES        EXTRA-            LOCAL       CONSOLIDATED
                                 BUDGET   SECURITY                  BUDGETARY      AUTHORITIES(3)      GENERAL
R MILLION                                   FUNDS                INSTITUTIONS(2)                     GOVERNMENT
----------------------------------------------------------------------------------------------------------------

Current receipts                347 173     14 342       6 088             8 997           73 458        450 057
   Tax receipts (net of SACU)   341 652     12 969       3 525               167           21 443        379 757
   Non-tax receipts               5 520      1 373       2 562             8 830           52 015         70 300
Sales of capital assets             682         --          57               837               58          1 634
----------------------------------------------------------------------------------------------------------------
TOTAL OWN ACCOUNT RECEIPTS      347 854     14 342       6 145             9 834           73 516        451 691
   Percentage of total            77,0%       3,2%        1,4%              2,2%            16,3%         100,0%
Transfers received(4)             1 634          4     137 920            39 727           17 939          1 634
----------------------------------------------------------------------------------------------------------------
TOTAL RECEIPTS                  349 488     14 346     144 065            49 561           91 455        453 325
================================================================================================================
Current payments                113 100      1 358     114 204            40 194           84 613        353 469
   Compensation of employees     41 447        637      87 644            15 148           25 168        170 044
   Goods and services            22 083        721      26 330            23 192           55 356        127 682
   Interest                      48 851         --          10               442            1 524         50 827
   Other current payments           718         -0         220             1 412            2 565          4 915
Transfers and subsidies(5)      250 826      9 447      17 531             4 772               --         86 986
Payments for capital assets       6 212         11      10 198             3 470           15 231         35 123
----------------------------------------------------------------------------------------------------------------
TOTAL PAYMENTS                  370 138     10 817     141 933            48 436           99 844        475 577
   Percentage of total            77,8%       2,3%       29,8%             10,2%            21,0%         100,0%
----------------------------------------------------------------------------------------------------------------
SURPLUS (+)/DEFICIT (-)         -20 650      3 529       2 132             1 125           -8 389        -22 253
Extraordinary payments           -9 787         --          --                --               --         -9 787
Extraordinary receipts            2 492         --          --                --               --          2 492
----------------------------------------------------------------------------------------------------------------
FINANCING REQUIREMENT (-)       -27 945      3 529       2 132             1 125           -8 389        -29 547
   Percentage of GDP              -2,0%       0,2%        0,2%              0,1%            -0,6%          -2,1%
----------------------------------------------------------------------------------------------------------------

(1.) Due to classification differences and other adjustments, these estimates do not correspond fully to the government finance accounts published by the
     South African Reserve Bank.

(2.) Including universities and technikons.

(3.) Including the net financing requirement of local government enterprises.

(4.) RDP Fund grants are included in the main budget. Grants received by other spheres are transfers from the main budget or from provinces to local authorities.

(5.) Including transfers and subsidies to other spheres of government.

                                                        Chapter 3: Fiscal policy
--------------------------------------------------------------------------------

In 2004/05, general government raised R451,7 billion,   CONSOLIDATED GENERAL
or 31,8 per cent of GDP, in revenue. Of this, 77,0      GOVERNMENT DEFICIT IN
per cent was collected by national government.          2004/05 OF 1,6 PER CENT
General government expenditure in 2004/05 totalled      OF GDP
R475,6 million, representing 33,5 per cent of GDP. Of
this, 31,4 per cent and 22,1 per cent was at
provincial and local government level respectively.
The consolidated general government deficit is the
sum of the deficits of all the spheres and
extra-budgetary institutions and accounts. In
2004/05, the consolidated general government deficit
was 1,6 per cent of GDP.

It is expected that consolidated general government
revenue will begin to adjust in 2006/07 due to the
elimination of the RSC levies. Abolition of these
levies reduces the overall tax burden on the economy
by about R7 billion in 2006/07, R8 billion in 2007/08
and R9 billion in 2008/09.

It is expected that consolidated general government
revenue will begin to adjust in 2006/07 due to the
elimination of the RSC levies. Abolition of these
levies reduces the overall tax burden on the economy
by about R7 billion in 2006/07, R8 billion in 2007/08
and R9 billion in 2008/09.

THE PUBLIC SECTOR BORROWING REQUIREMENT

The public sector borrowing requirement set out in      INCREASE IN CAPITAL
Table 3.10 includes the consolidated general            INVESTMENT DRIVES
government deficit and the financing requirement of     BORROWING REQUIREMENT
the non-financial public enterprises.

TABLE 3.10 PUBLIC SECTOR BORROWING REQUIREMENT(1), 2002/03 - 2008/09

                                 2002/03     2003/04    2004/05    2005/06     2006/07     2007/08     2008/09
                                            OUTCOME                REVISED          MEDIUM-TERM ESTIMATES
R MILLION                                                          ESTIMATE
--------------------------------------------------------------------------------------------------------------

MAIN BUDGET
Main budget deficit               13 016      29 278     20 687       7 891     26 363      27 171      24 177
Extraordinary payments             7 971       7 443      9 787       8 871         --          --          --
Extraordinary receipts            -8 168      -1 598     -2 492      -6 497     -1 700      -1 450      -1 450
--------------------------------------------------------------------------------------------------------------
FINANCING REQUIREMENT             12 820      35 123     27 983      10 265     24 663      25 721      22 727
RDP Fund                             163           2        -37        -370       -200        -200        -200
Social security funds             -2 473      -4 167     -3 529      -6 460     -4 986      -4 544      -4 723
Provinces                          3 177       2 909     -2 132      -1 822        557         -35        -768
Extra-budgetary institutions      -1 108      -1 249     -1 126      -1 630     -1 596      -1 453      -1 206
Local authorities and local        6 139       5 116      8 388       9 185     10 057      11 013      12 059
government enterprises
--------------------------------------------------------------------------------------------------------------
GENERAL GOVERNMENT DEFICIT        18 719      37 734     29 547       9 167     28 496      30 502      27 888
   Percentage of GDP                1,6%        2,9%       2,1%        0,6%       1,7%        1,6%        1,3%
Non-financial public              -4 882      -8 582     -5 754         930     12 046      13 008      21 529
enterprises(2)
--------------------------------------------------------------------------------------------------------------
PUBLIC SECTOR BORROWING           13 837      29 152     23 793      10 097     40 542      43 510      49 417
REQUIREMENT
   Percentage of GDP                1,2%        2,3%       1,7%        0,6%       2,4%        2,3%        2,4%
--------------------------------------------------------------------------------------------------------------
Gross domestic product         1 198 344   1 281 438  1 419 991   1 559 580  1 714 528   1 884 866   2 095 911
==============================================================================================================

(1.) Due to classification and timing differences, these estimates do not correspond fully with the South African Reserve Bank's estimates of the public sector borrowing requirement.

(2.) Public corporations and central government enterprises.

                                                                              59

2006 Budget Review
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ESKOM INFRASTRUCTURE INVESTMENT

Eskom's revised 5-year capital expenditure plan includes R49,7 billion to be spent over the MTEF period. The 5-year estimate has been revised to R98 billion from the previously published R110 billion. Overall, however, capacity in electricity generation will be increased due to the recommissioning of previously mothballed power plants. Major projects include the return to service of the Camden (R1,5 billion), Grootvlei (R3 billion) and Komati (3,6 billion)
power-stations. The Kriel power station refurbishment is expected to cost R1,1 billion over the 5-year expenditure plan.

ESKOM HOLDINGS CAPEX

R MILLION               2005/06   2006/07   2007/08   2008/09   2009/10   2010/11   5 YR PLAN
---------------------------------------------------------------------------------------------

Generation                5 582    10 228     9 089    11 026    14 320    17 009      61 672
Transmission              1 093     1 630     2 876     3 143     3 271     1 653      12 573
Distribution              3 589     3 056     3 557     3 506     3 657     3 957      17 733
Corporate                   437       405       348       354       349       348       1 804
Other                        --        35        57       364     1 282     2 678       4 416
---------------------------------------------------------------------------------------------
TOTAL FUNDED BY ESKOM    10 701    15 354    15 927    18 393    22 879    25 645      98 198
=============================================================================================

Other electricity generation projects include open cycle gas turbine projects in
Atlantis and in Mossel Bay, which together amount to R2 billion and will be completed by 2007 and 2010 respectively. Also over five years, an investment of
R4 billion is expected for the combined cycle gas turbine plants at Saldanha and
Coega. Two major hydroelectric pump storage projects that are in progress are
Braamhoek (R200 million budgeted for 2006/07) and Steelport (R50 million in
2006/07), with a further R5 billion and R1,5 billion to be spent on the respective projects over the next five years. Eskom will also be a partner on the Inga River hydroelectric project in the Democratic Republic of Congo, with budgeted expenditure of R1,6 billion over 5 years.

TRANSNET INFRASTRUCTURE INVESTMENT

Transnet is in the process of revising its infrastructure plan as part of its broader corporate plan. The table reflects Transnet's best estimates at the time of the 2005 Medium Term Budget Policy Statement. Transnet reports that, except for the widening and deepening of the entrance channel to the Durban Harbour, all major projects within the previous corporate plan have commenced.

TRANSNET CAPEX

R MILLION             2005/06   2006/07   2007/08   2008/09    TOTAL
--------------------------------------------------------------------
Spoornet                3 777     3 880     4 429     4 352   12 660
NPA                     1 727     3 671     4 152     3 571   11 394
SAPO                    1 116     1 573     1 020       697    3 290
Petronet                   --       132       161     1 338    1 631
--------------------------------------------------------------------
TOTAL CORE BUSINESS     6 620     9 256     9 762     9 958   28 975
SAA                       853       506     2 307       507    3 320
Other                     692       180       134       134      448
--------------------------------------------------------------------
TOTAL FOR TRANSNET      8 164     9 942    12 202    10 598   32 743
====================================================================

Investments by Transnet in 2005/06 include capacity expansion on the Orex line and Coal Line. Further investments are targeted to improve port efficiencies, including: additional berths; expansion of the multipurpose terminal at Richards
Bay; Durban's Pier 1 conversion for containers; reconstruction of Island View;
Cape Town container terminal expansion; and the purchase and commissioning of port superstructure. The construction of the multi-product petroleum pipeline has begun and is on track, as are other projects to address bottlenecks in the logistics chain. Feasibility studies on additional projects are under way.
--------------------------------------------------------------------------------

                            From relatively high levels in 2003/04, the public
                            sector borrowing requirement as a percentage of GDP
                            declined in 2004/05 due to a reduction in the main
                            budget deficit. A lower financing requirement in
                            2005/06 is expected to reduce the borrowing
                            requirement further to

                                                        Chapter 3: Fiscal policy
--------------------------------------------------------------------------------

0,6 per cent of GDP. Over the medium term,
infrastructure and capital expenditure at all levels
of government is expected to accelerate, and part of
this will be financed through greater claims by the
public sector on capital markets. It is expected that
this borrowing increase will translate into greater
economic growth as a result of investment in
productive capacity.

Extraordinary receipts make provision in 2005/06 for    EXTRAORDINARY RECEIPTS
premiums on bonds issued of R1,5 billion and a          MAKE PROVISION FOR
R200million transfer from the agricultural debt         PREMIUMS ON BONDS ISSUED
account. Over the medium term, provision is made for
higher premiums on loan issues, while 2006/07 also
contains foreign exchange amnesty proceeds and
special dividends from Eskom and Telkom.

No provision is made at this stage for proceeds from
the restructuring of state-owned enterprises. Looking
ahead, the focus will remain on their profitability-
with a view to ensuring that they are able to deliver
on infrastructure and service commitments that will
contribute to economic development.

Extraordinary payments in 2005/06 include the final     NO EXTRAORDINARY
issuance of bonds to the Reserve Bank in terms of the   PAYMENTS ANTICIPATED
Gold and Foreign Exchange Contingency Reserve           OVER THE MEDIUM TERM
Account Defrayal Act (2003), and R4,3 billion
relating to the settling of the Saambou Bank
contingent liability. No extraordinary payments are
anticipated over the MTEF period.

A more detailed discussion of extraordinary receipts
and payments is presented in Chapter 5.

PUBLIC PRIVATE PARTNERSHIPS

While capital budgets at all levels of government are   PPPS ENHANCE PUBLIC
showing strong real growth, public private              SECTOR INFRASTRUCTURE
partnerships (PPPs) are an additional mechanism to      AND SERVICE DELIVERY
provide public goods, services and infrastructure.
Governments worldwide are undertaking large projects
in partnership with the private sector. While not a
substitute for government capital spending, PPPs
offer an alternative means to develop infrastructure,
housing and other public requirements. The Gautrain
rapid rail link is one example of a recent PPP
venture, and follows a series of toll roads,
hospitals, government buildings and tourism
initiatives that have attracted significant amounts
of private sector investment.

In 2005, the PPP unit of the National Treasury          UP TO FIVE NEW PPP
approved four feasibility studies, nine procurement     PROJECTS WILL REACH
documents and two value-for-money reports.              FINANCIAL CLOSURE IN
It is expected that up to five PPP projects will        FIRST HALF OF 2006/07
reach financial closure in the first half of the
2006/07 financial year.

Significant PPP projects in process include the
creation of an independent power producer to enhance
the national electricity supply, Gautrain and the
Munitoria office accommodation project for the city
of Tshwane.

The table below shows the total project value of the
22 of the 51 projects under consideration for which
comprehensive feasibility studies have been
completed. Outer year estimates are expected to rise

                                                                              61

2006 Budget Review
--------------------------------------------------------------------------------

                            as more projects are approved for PPP consideration.
                            These numbers exclude national toll roads undertaken
                            by the Roads Agency.

                            TABLE 3.11 PPP PROJECT CAPITAL VALUE BY SECTOR(1)

                            SECTOR                   2006/07   2007/08  2008/09
                            R MILLION                   MEDIUM-TERM ESTIMATES
                            ---------------------------------------------------
                            Health care                  247        59        9
                            Transport                  5 633     6 196    4 314
                            Other infrastructure         293       590      295
                            Serviced accommodation     1 632       811       --
                            Information technology       155       362       --
                            ---------------------------------------------------
                            TOTAL                      7 960     8 018    4 618
                            ===================================================

                            (1.) Includes government capital contributions.

                                                                               4

REVENUE TRENDS AND TAX PROPOSALS

Buoyant corporate activity, a strong housing market, rising levels of imports, employment gains, real wage increases, robust consumption spending and continued
improvements in tax collection capacity have contributed to across-the-board revenue increases over the past two years, over and above what was projected in
2004 and 2005. It is estimated that main budget revenue for the current fiscal year will rise to R411,1 billion.

The 2006 tax proposals reduce the tax burden on individuals and businesses, expand the tax base and simplify tax administration. A range of initiatives aims to stimulate investment, innovation, employment and skills development, thereby contributing to economic growth.

Government continues its efforts to open the way for entrepreneurs and the development of small firms with a series of proposals that include tax relief and a tax amnesty for small businesses. To promote skills development and employment creation, particularly among youth, an extension of the learnership allowance is proposed. In keeping with efforts to accelerate economic growth and international competitiveness, incentives are proposed to foster research and development by South African companies.

Government is able to offer gross personal income tax relief of R13,5 billion.
Raising the tax threshold to R40 000 effectively exempts many low-income earners from income tax. Similarly, the substantial transfer duty relief reduces the cost of property transactions at all levels, and eases the financial burden on first-time and low-income home buyers. To help South Africans accumulate adequate savings for retirement, a reduction in the retirement fund tax from 18 per cent to 9 per cent is proposed.

OVERVIEW

Over the past decade South Africa has implemented       BUOYANT REVENUE
major reforms to broaden the tax base, reduce           COLLECTION SHOWS SUCCESS
marginal tax rates and improve the administration of    OF TAX REFORM
tax collection. These reforms have been broadly in
step with international tax reform trends and have
bolstered government's revenue-raising capacity. The
buoyant revenue collections and tax relief measures
implemented over the past few years are evidence of
the success of the tax reform agenda.

In the medium term, the tax policy framework supports
the goals of accelerated and shared economic growth by
promoting long-term retirement savings, reducing the
costs of tax compliance and the tax

                                                                              63

2006 Budget Review
--------------------------------------------------------------------------------

                            burden on all businesses, fostering small business
                            development, boosting investment in research and
                            development (R&D), supporting skills development and
                            encouraging home ownership. The monetary thresholds
                            of the two top personal income tax brackets are
                            increased substantially - by 30 and 33 per cent
                            respectively. The top marginal tax rate will now
                            start at R400 000 a year, providing substantial
                            relief for middle-income earners.

A LOWER TAX BURDEN FOR      Proposed adjustments reinforce the long-term growth
BUSINESSES                  path by reducing the costs of tax compliance,
                            broadening the tax base and lowering the tax burden
                            on key economic activities. The 2006 Budget takes
                            into account the elimination of RSC levies, which
                            will be abolished on 30 June 2006. This decision
                            effectively grants substantial tax relief for
                            business, reduces their administrative burden and
                            directly reduces the cost of employment. A
                            consultative process has been initiated with a
                            discussion paper exploring possible options for
                            replacing the levies.

SARS IMPLEMENTING REDUCED   The South African Revenue Service (SARS) is also
COMPLIANCE COSTS AND        implementing a package of reduced compliance costs,
ENHANCED SERVICE            enhanced service, and improved tax and customs
                            administration. To encourage small businesses to
                            become tax compliant, a tax amnesty is proposed.
                            During 2006, legislation will be submitted to
                            Parliament providing tax concessions for the
                            international football association's operations
                            during the 2010 Soccer World Cup.

                            This chapter explains the main tax proposals
                            included in the 2006 Budget and reviews revenue
                            collections and estimates for 2005/06. Annexure C
                            elaborates on these and other technical proposals.

                            MAIN TAX PROPOSALS

NET TAX RELIEF OF R19,1     The 2006 Budget tax proposals amount to net tax
BILLION                     relief of R19,1 billion, in addition to reduced tax
                            liabilities arising from abolition of the RSC
                            levies. The proposals include:

                            Tax relief

                            o    Income tax rate reduction of R13,5 billion for
                                 individuals

                            o    Tax relief of R7 billion for business resulting
                                 from abolition of the RSC levies

                            o    Tax amnesty for small businesses

                            o    Tax on retirement funds reduced from 18 per
                                 cent to 9 per cent

                            o    Transfer duty thresholds raised to R500 000 and
                                 R1 million

                            o    Monetary thresholds for qualifying small
                                 businesses increased

                            o    Monetary thresholds for capital gains and
                                 estate duty increased

                            o    Extension of the learnership allowance until
                                 2011 and incentives to encourage the intake of
                                 learners with disabilities

                            o    Incentives to boost expenditure on R&D

                            o    Ad valorem excise duties abolished on certain
                                 products

                                     Chapter 4: Revenue trends and tax proposals
--------------------------------------------------------------------------------

o    Increase in the biodiesel fuel tax concession to
     40 per cent of the general fuel levy.

Tax increases

o    Increase in the Road Accident Fund levy by 5
     cents a litre

o    Increase in excise duty on tobacco products by
     between 4,7 and 10,2 per cent

o    Increase in excise duty on alcohol products by
     between 9 and 20 per cent.

CONSOLIDATED NATIONAL REVENUE ESTIMATES

Table 4.1 sets out the consolidated national revenue    CONSOLIDATED NATIONAL
for 2004/05 to 2008/09, consisting of main budget       REVENUE EXPECTED TO
revenue, the receipts of social security funds and      INCREASE AT AVERAGE
foreign technical assistance. Consolidated national     RATE OF 9,9 PER CENT
revenue amounted to R363,8 billion in 2004/05, which
is 6,6 per cent higher than the 2004 Budget estimate.
Between 2005/06 and 2008/09, taking into account the
tax proposals, consolidated national revenue is
expected to increase at an annual average rate of 9,9
per cent.

While the main budget revenue-to-GDP ratio is
estimated to increase to 26,4 per cent in 2005/06 due
to higher-than-anticipated collection, the ratio
declines to 26 per cent in 2006/07 after taking into
account the effects of the tax proposals.

TABLE 4.1 CONSOLIDATED NATIONAL REVENUE, 2004/05 - 2008/09

                                   2004/05         2005/06         2006/07   2007/08   2008/09
                                   OUTCOME    BUDGET     REVISED      MEDIUM-TERM ESTIMATES
R MILLION                                    ESTIMATE   ESTIMATE
----------------------------------------------------------------------------------------------

Total tax revenue                  354 980    372 774    417 050   456 786   501 670   558 106
Less: SACU payments                -13 328    -12 053    -14 145   -19 744   -20 344   -22 451
Non-tax revenue(1)                   6 202      9 148      8 180     9 320    10 677    11 436
----------------------------------------------------------------------------------------------
MAIN BUDGET REVENUE(2)             347 854    369 869    411 085   446 362   492 003   547 091
   Percentage of GDP                 24,5%      23,7%      26,4%     26,0%     26,1%     26,1%
----------------------------------------------------------------------------------------------
SOCIAL SECURITY FUNDS
Tax revenue                         12 969     14 580     14 888    16 645    17 583    18 578
Non-tax revenue(3)                   1 377      1 850      4 924     2 630     2 978     3 345
----------------------------------------------------------------------------------------------
TOTAL SOCIAL SECURITY REVENUE       14 346     16 430     19 812    19 274    20 561    21 923
RDP fund receipts and technical      1 634      1 500      1 624     1 550     1 550     1 550
co-operation
----------------------------------------------------------------------------------------------
CONSOLIDATED NATIONAL REVENUE(4)   363 830    387 783    429 817   467 182   514 110   570 559
==============================================================================================

(1.) Includes departmental revenue, transactions in assets and liabilities, and foreign grants received. The Budget estimate for 2005/06 includes an amount for the proceeds of the foreign exchange amnesty

(2.) Included over the medium term is the on-budget financing as replacement of the RSC levies.

(3.) Includes own revenue, sale of capital assets and grants received.

(4.) Transfers between funds have been netted out.

NATIONAL BUDGET REVENUE - REVISED ESTIMATES

Table 4.2 highlights budget estimates and revenue
outcomes of the major tax instruments for 2004/05 and
projected revenue outcomes for

                                                                              65

2006 Budget Review
--------------------------------------------------------------------------------

                            2005/06. Tables 2 and 3 in Annexure B set out these
                            numbers in greater detail.

                            REVENUE OUTCOME FOR 2004/05

PERSONAL INCOME TAX,        Audited results show that main budget revenue for
COMPANY TAX AND VAT         2004/05 was R347,9 billion, or 6,4 per cent higher
CONTRIBUTED TO HIGHER       than the budget estimate of R327 billion.
2004/05 REVENUE             Significant deviations from the original estimates
                            include:

                            o    Personal income tax up by R5 billion

                            o    Company tax up by R2 billion

                            o    Value-added tax (VAT) up by R8,7 billion

                            o    Trade taxes up by R2,8 billion.

TABLE 4.2 MAIN BUDGET ESTIMATES AND REVENUE OUTCOME, 2004/05 AND 2005/06

                                           2004/05                           2005/06               2004/05-
                                 BUDGET    OUTCOME   DEVIATION    BUDGET     REVISED   DEVIATION    2005/06
R MILLION                       ESTIMATE                         ESTIMATE   ESTIMATE               % CHANGE
-----------------------------------------------------------------------------------------------------------

TAXES ON INCOME AND PROFITS      189 198   195 219       6 021    200 855    228 730      27 875      17,2%
   Personal income tax           105 938   110 982       5 044    116 890    125 760       8 870      13,3%
   Company tax                    68 800    70 782       1 982     68 715     84 900      16 185      19,9%
   Secondary tax on companies      6 760     7 487         727      8 700     11 850       3 150      58,3%
   Tax on retirement funds         6 000     4 406      -1 594      4 900      4 500        -400       2,1%
   Other                           1 700     1 562        -138      1 650      1 720          70      10,1%
TAXES ON PAYROLL AND               4 300     4 443         143      4 908      5 000          92      12,5%
WORKFORCE
TAXES ON PROPERTY                  6 870     9 013       2 143      9 820     11 120       1 300      23,4%
DOMESTIC TAXES ON GOODS          121 549   131 983      10 433    143 091    152 370       9 279      15,4%
AND SERVICES
   Value-added tax                89 500    98 158       8 658    105 975    115 000       9 025      17,2%
   Specific excise duties         13 112    13 067         -45     14 509     14 599          90      11,7%
   Levies on fuel                 17 409    19 190       1 781     20 650     20 700          50       7,9%
   Other                           1 529     1 568          39      1 957      2 071         114      32,1%
TAXES ON INTERNATIONAL TRADE      10 476    13 286       2 810     13 200     18 960       5 760      42,7%
AND TRANSACTIONS
STAMP DUTIES AND FEES              1 300     1 168        -132        900        870         -30     -25,5%
STATE MISCELLANEOUS                   --      -131        -131         --         --          --    -100,0%
REVENUE(1)
-----------------------------------------------------------------------------------------------------------
TOTAL TAX REVENUE                333 694   354 980      21 287    372 774    417 050      44 276      17,5%
Departmental revenue               5 944     5 520        -424      8 502      7 454      -1 048      35,0%
Transactions in assets and           646       682          35        646        726          80       6,5%
liabilities
Less: SACU payments              -13 328   -13 328          --    -12 053    -14 145      -2 092       6,1%
-----------------------------------------------------------------------------------------------------------
MAIN BUDGET REVENUE              326 956   347 854      20 898    369 869    411 085      41 216      18,2%
===========================================================================================================

(1.) Revenue received by SARS in respect of taxation which could not be allocated to a specific tax instrument.

                            REVISED ESTIMATES FOR 2005/06

MAIN BUDGET REVENUE FOR     Based on the revised macroeconomic projections
2005/06 IS REVISED          outlined in Chapter 2 and the revenue trends, the
UPWARDS BY 11,1 PER CENT    main budget revenue estimate for 2005/06 is revised
                            upwards by 11,1 per cent to R411,1 billion. In the
                            2005 Budget, main budget revenue for 2005/06 was
                            anticipated to be R369,9 billion after accounting
                            for tax proposals. The increased

                                     Chapter 4: Revenue trends and tax proposals
--------------------------------------------------------------------------------

revenue estimates stem largely from buoyant consumer
spending and increased corporate profits.

Taxes on income and profits are estimated to be 13,9    TAXES ON INCOME AND
per cent higher than the original budget estimate.      PROFITS ESTIMATED TO
Personal income tax is estimated to reach R125,8        BE 13,9 PER CENT
billion, which is R8,9 billion above the original
budget estimate, partly as a result of employment
growth. Over the past two years the number of
personal income tax filers increased by about 700
000.

The revised estimate for corporate income tax is
R84,9 billion, which is 23,6 per cent higher than
originally budgeted. Corporate income tax and the
secondary tax on companies are expected to generate
R16,2 billion and R3,2 billion respectively more than
budgeted as a result of higher-than-expected
corporate profits, particularly in the financial and
telecommunications sectors.

The skills development levy is expected to raise R5     SKILLS DEVELOPMENT LEVY
billion, R92 million higher than the budget estimate.   TO RAISE R5 BILLION

VAT receipts are expected to total R115 billion,
about R9 billion above the 2005 Budget estimate. The
revised estimated revenue from specific excise duties
of R14,6 billion is R90 million higher than
estimated. Fuel levies should raise R20,7 billion, in
line with expectations.

Customs duty revenues are revised upwards by R5,6
billion as a result of higher import volumes and the
greater value of imports, reflecting strong economic
growth and the buying power of the rand.

REVENUE TRENDS AND TAX

Main budget revenue as a percentage of GDP is           MAIN BUDGET REVENUE AS
estimated to increase to approximately 26,4 per cent    PERCENTAGE OF GDP
in 2005/06. Over the past five years the contribution   INCREASES TO 26,4 PER
of direct taxes as a percentage of total gross tax      CENT
revenue declined from 58 per cent to about 56,4 per
cent, and that of indirect tax increased from 41,9
per cent to 43,6 per cent.

In the nine years leading up to 1991/92, corporate
income tax revenues as a percentage of GDP averaged
about 5,1 per cent, decreasing to an average of 2,9
per cent between 1992/93 and 2000/01, and rising to
an average of 4,8 per cent in the period 2001/02 to
2005/06. The average shares of personal income tax
revenues as a percentage of GDP for the corresponding
periods were 7,2, 9,4 and 8 per cent respectively.

The reduction of the personal income tax-to-GDP ratio   R48,5 BILLION OF
is a reflection of the R48,5 billion personal income    PERSONAL INCOME TAX
tax relief granted over the past five years. The        RELIEF GRANTED OVER PAST
increase in the tax-to-GDP ratio for company tax        FIVE YEARS
revenues indicates increased profitability and
improved compliance.

Table 4.3 sets out actual revenue collections for
2002/03-2004/05 and estimates for 2005/06-2008/09.
More detail is provided in Tables 2 and 3 of Annexure
B.

                                                                              67

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 4.3 MAIN BUDGET REVENUE, 2002/03 - 2008/09

                                2002/03     2003/04      2004/05    2005/06      2006/07    2007/08     2008/09
                                             ACTUAL                 REVISED           MEDIUM-TERM ESTIMATES
R MILLION                                                           ESTIMATE
----------------------------------------------------------------------------------------------------------------

Taxes on income and profits      164 566     171 963     195 219     228 730     245 816     272 315     306 560
Taxes on payroll and               3 352       3 896       4 443       5 000       5 600       6 150       6 800
workforce
Taxes on property                  5 085       6 707       9 013      11 120       8 922      12 023      12 845
Domestic taxes on goods           97 582     110 174     131 983     152 370     171 885     184 776     203 366
and services
Taxes on international trade       9 620       8 414      13 286      18 960      23 600      25 420      27 440
and transactions
Stamp duties and fees              1 572       1 360       1 168         870         964         987       1 095
State miscellaneous                  433          -7        -131          --          --          --          --
revenue(1)
----------------------------------------------------------------------------------------------------------------
TOTAL TAX REVENUE                282 210     302 508     354 980     417 050     456 786     501 670     558 106
Departmental revenue               4 192       5 931       5 520       7 454       8 585       9 610      10 300
Transactions in assets               366         715         682         726         735       1 067       1 136
and liabilities
Less: SACU payments               -8 259      -9 723     -13 328     -14 145     -19 744     -20 344     -22 451
----------------------------------------------------------------------------------------------------------------
MAIN BUDGET REVENUE              278 508     299 431     347 854     411 085     446 362     492 003     547 091
   Percentage of GDP               23,2%       23,4%       24,5%       26,4%       26,0%       26,1%       26,1%
----------------------------------------------------------------------------------------------------------------
Gross domestic product         1 198 344   1 281 438   1 419 991   1 559 580   1 714 528   1 884 866   2 095 911
================================================================================================================

(1.) Revenue received by SARS in respect of taxation which could not be allocated to a specific tax instrument.

--------------------------------------------------------------------------------
COMPLETION OF EXCHANGE CONTROL AND TAX AMNESTY ADJUDICATION PROCESS

The amnesty unit has completed the adjudication of all applications received since the announcement of the exchange control and tax amnesty by the Minister of Finance on 26 February 2003.

The amnesty gave South Africans an opportunity to voluntarily declare their offshore assets and to regularise their foreign asset holdings and tax affairs without fear of criminal or civil prosecution. Regularisation entailed the payment of a 10 per cent levy if the foreign assets were kept offshore, or 5 per cent if the assets were repatriated to South Africa. An additional 2 per cent levy was payable for violating certain domestic tax laws. The closing date for applications was extended to 29 February 2004. The Reserve Bank also issued regulations to deal with various challenges and concerns presented by certain complex offshore structures.

The amnesty unit has adjudicated all of the 42 672 applications (after allowing for 456 duplicates) it received since the announcement of the amnesty nearly three years ago. Of this number, 42 184 applications were approved; 924 applications of the total received applications (43 128 including duplicates)
were withdrawn, deleted or voided; and 20 applications were declined. The amnesty process has raised R2,9 billion in levies.

When the amnesty process was announced in 2003, it had four objectives: (i) to broaden the tax base and increase future revenue collection through disclosure of assets (both legal and illegal); (ii) to enable South Africans to regularise their affairs without being prosecuted; (iii) to provide the South African
Revenue Service (SARS) and the Reserve Bank with details of foreign assets; (iv)
and to facilitate repatriation of foreign assets to South Africa, without fear of recrimination.

The amnesty process has successfully achieved all these objectives. A total of
R68,6 billion worth of foreign assets have been disclosed under the amnesty process. Approximately 70% of these disclosed assets were illegal, while an approximate 30 per cent were legal or legalised through the Reserve Bank. It is estimated that the income tax base has been increased by an estimated R1,4 billion, which is likely to increase the collection of personal income taxes by an estimated R400 million per annum. SARS and Reserve Bank will also be able to fully update their records on the basis of the information disclosed.

All the approved applications will be sanitised and submitted to SARS and the
Reserve Bank with highly restricted access. Unsuccessful applications will be retained at the National Treasury with the necessary security. These procedures will ensure that the objective of having enabled South Africans to regularise their affairs without fear of prosecution or recrimination is fully safeguarded.

Lastly, the R2,9 billion of revenue raised through the levies is a further indication of the success of the amnesty process, and will be used for social development and community infrastructure.
--------------------------------------------------------------------------------

                                      Chapter4: Revenue trends and tax proposals
--------------------------------------------------------------------------------

Between 2002/03 and 2005/06, main budget revenue grew
at an annual average rate of 13,9 per cent, largely as
a result of growth in the collection of taxes on
goods and services, which increased at an average
annual rate of 16 per cent. Taxes on income and
profits increased at an average annual rate of 17,6
per cent. Taking into account revenue trends, policy
changes and macroeconomic projections, main budget
revenue is expected to grow at an annual average rate
of 10 per cent over the medium term.

REVENUE ESTIMATES AND TAX PROPOSALS - 2006/07

Table 4.4 sets out the estimates of revenue before      MAIN BUDGET REVENUE
tax proposals for 2006/07, based on the macroeconomic   ESTIMATED TO BE R465,5
assumptions set out in Chapter 2 and the existing tax   BILLION BEFORE TAX
structure. Annexure C contains additional proposals     CHANGES
of a more technical nature.

TABLE 4.4 ESTIMATES OF REVENUE BEFORE TAX PROPOSALS,2006/07

                                 2005/06     2006/07    PERCENTAGE
                                 REVISED   BEFORE TAX     CHANGE
R MILLION                       ESTIMATE    PROPOSALS
------------------------------------------------------------------
TAXES ON INCOME AND PROFITS      228 730     260 741       14,0%
   Personal income tax           125 760     144 600       15,0%
   Company tax                    84 900      95 601       12,6%
   Secondary tax on companies     11 850      13 850       16,9%
   Tax on retirement funds         4 500       4 800        6,7%
   Other                           1 720       1 890        9,9%
TAXES ON PAYROLL AND               5 000       5 600       12,0%
WORKFORCE
TAXES ON PROPERTY                 11 120      13 462       21,1%
DOMESTIC TAXES ON GOODS AND      152 370     171 537       12,6%
SERVICES
   Value-added tax               115 000     132 200       15,0%
   Excise duties                  15 799      16 608        5,1%
   Levies on fuel                 20 700      21 800        5,3%
   Other                             871         929        6,7%
TAXES ON INTERNATIONAL TRADE      18 960      23 600       24,5%
AND TRANSACTIONS
STAMP DUTIES AND FEES                870         974       12,0%
------------------------------------------------------------------
TOTAL TAX REVENUE                417 050     475 914       14,1%
Departmental revenue               7 454       8 585       15,2%
Transactions in assets and           726         735        1,2%
liabilities
Less: SACU payments              -14 145     -19 744       39,6%
------------------------------------------------------------------
MAIN BUDGET REVENUE              411 085     465 489       13,2%
------------------------------------------------------------------

Main budget revenue in 2006/07 is estimated to be
R465,5 billion before any tax changes are proposed.
Personal income tax is estimated to increase by 15
per cent to R144,6 billion. Company tax and VAT are
projected to raise R95,6 billion and R132,2 billion
respectively.

                                                                              69

2006 Budget Review
--------------------------------------------------------------------------------

                            OVERVIEW OF 2006/07 TAX PROPOSALS

PROPOSALS AIM TO            The 2006 tax proposals are designed to stimulate
STIMULATE GROWTH            business, investment, innovation, economic growth,
                            home ownership and skills development, while
                            concurrently improving the equity and efficiency of
                            the tax system. Table 4.5 provides the anticipated
                            revenue effects of the tax proposals set out in this
                            budget. The net effect is to reduce total tax
                            revenue by R19,1 billion.

TABLE 4.5 SUMMARY EFFECTS OF TAX PROPOSALS, 2006/07

                                                                EFFECT OF TAX
R MILLION                                                         PROPOSALS
---------------------------------------------------------------------------------------

Tax revenue                                                                     475 914
Non-tax revenue                                                                   9 320
Less: SACU payments                                                             -19 744
---------------------------------------------------------------------------------------
MAIN BUDGET REVENUE, BEFORE TAX PROPOSALS                                       465 489
BUDGET 2006/07 PROPOSALS:                                                       -19 127
TAXES ON INDIVIDUALS AND COMPANIES                                    -14 925
Personal income tax                                                   -12 125
-----------------------------------------------------------------------------
Adjust personal income tax rate structure                             -13 500
Increase in interest and dividend exemption under 65 years                -50
Increase in interest and dividend exemption 65 years and over             -45
Increase thresholds for learnership allowances                            -80
Increase PAYE withholding rate on motor allowances and                  1 370
fringe benefit on company cars
Capping of medical scheme contributions                                   180
Corporate income tax                                                   -2 400
-----------------------------------------------------------------------------
Reduction in retirement fund tax                                       -2 400
Small business tax relief                                                -400
-----------------------------------------------------------------------------
TAXES ON PROPERTY                                                      -4 540
Increase thresholds of donations tax and estate duty                      -40
Adjust table for transfer duties                                       -4 500
STAMP DUTIES                                                              -10
Increase threshold exemption for stamp duties on leases                   -10
TAXES ON GOODS AND SERVICES                                               348
Increase in duties on alcohol                                             725
Increase in duties on tobacco products (52% incidence)                    645
Abolish ad valorem excise duties on certain products                      -22
Zero rating of municipal property rates                                -1 000
---------------------------------------------------------------------------------------
MAIN BUDGET REVENUE (AFTER TAX PROPOSALS)                                       446 362
=======================================================================================

                            RELIEF FOR INDIVIDUALS

                            PERSONAL INCOME TAX

PERSONAL INCOME TAX         Under the proposals made in the 2006 Budget, South
RELIEF OF R13,5 BILLION     Africans will benefit from significant personal
                            income tax relief that takes into account the
                            effects of inflation and provides for a real
                            reduction in the individual tax burden. It is
                            proposed to raise the income tax threshold by 14,3
                            per cent to R40 000, to widen the individual income
                            tax brackets and to increase the upper tax bracket
                            from R300 000 to R400 000, with 73 per cent of the
                            income tax relief benefiting those earning R250 000
                            or less.

                                     Chapter 4: Revenue trends and tax proposals
--------------------------------------------------------------------------------

Personal income tax rate relief of R13,5 billion is
proposed. The suggested rate schedule is set out in
Table 4.6.

The main adjustments are:

o    The primary rebate is raised to R7 200 from R6
     300, increasing the income tax threshold by 14,3
     per cent to R40 000

o    The tax threshold for taxpayers age 65 and over
     is raised to R65 000 from R60 000, an increase
     of 8,3 per cent.

o    Brackets are adjusted to provide relief across
     the income spectrum.

The distribution of the tax relief is as follows:

o Threshold to R60 000   13 per cent

o R60 000 to R150 000    36 per cent

o R150 000 toR250 000    24 per cent

o R250 000 and above     27 per cent

Table 4.6 shows the effect of these adjustments and
detailed examples are provided in Annexure C.

TABLE 4.6 PERSONAL INCOME TAX RATE AND BRACKET ADJUSTMENTS, 2005/06 AND 2006/07

                     2005/06                                            2006/07
TAXABLE INCOME (R)   RATES OF TAX                  TAXABLE INCOME (R)   RATES OF TAX
---------------------------------------------------------------------------------------------------

0 - 80 000           18% of each R1                0 - 100 000          18% of each R1
80 001 - 130 000     R14 400 + 25% of the amount   100 001 - 160 000    R18 000 + 25% of the amount
                     above R80 000                                      above R100 000
130 001 - 180 000    R26 900 + 30% of the amount   160 001 - 220 000    R33 000 + 30% of the amount
                     above R130 000                                     above R160 000
180 001 - 230 000    R41 900 + 35% of the amount   220 001 - 300 000    R51 000 + 35% of the amount
                     above R180 000                                     above R220 000
230 001 - 300 000    R59 400 + 38% of the amount   300 001 - 400 000    R79 000 + 38% of the amount
                     above R230 000                                     above R300 000
300 001 and above    R86 000 + 40% of the amount   400 001 and above    R117 000 + 40% of the amount
                     above R300 000                                     above R400 000
---------------------------------------------------------------------------------------------------
REBATES                                            REBATES
Primary              R6 300                        Primary              R7 200
Secondary            R4 500                        Secondary            R4 500
TAX THRESHOLD                                      TAX THRESHOLD
Below age 65         R35 000                       Below age 65         R40 000
Age 65 and over      R60 000                       Age 65 and over      R65 000
---------------------------------------------------------------------------------------------------

INTEREST AND DIVIDEND INCOME EXEMPTION

The domestic interest and dividend exemption is         INTEREST AND DIVIDEND
currently R15 000 for taxpayers under the age of 65,    EXEMPTION THRESHOLD
and R22 000 for taxpayers age 65 and over. This         INCREASED
exemption encourages a culture of savings and helps
retired South Africans to retain interest income.
From 1 March 2006, the exemption threshold will
increase to R16 500 (10 per cent) for taxpayers
younger than 65 years and to R24 500 (11,4 per cent)
for taxpayers age 65 and over. It is also proposed to
increase the proportion of the exemption applicable
to foreign interest income and dividends from R2 000
to R2 500 per year.

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2006 Budget Review
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                            TRANSFER DUTY

A LOWER TAX BURDEN ON       Property prices have increased substantially over
ALL PROPERTY TRANSACTIONS   the past few years, making it difficult for many
                            people to purchase their first house. To ease the
                            burden on first-time and lower-income home buyers,
                            the exempt threshold for transfer duty will be
                            increased significantly from R190 000 to R500 000,
                            and the second threshold from R330 000 to R1
                            million.

TABLE 4.7 PROPOSED RATES OF TRANSFER DUTY, 2006/07

PROPERTY VALUE          RATES OF TAX
---------------------------------------------------------------------
R0 - R500 000           0%
R500 001 - R1 000 000   5% on the value above R500 000
R1 000 001 and above    R25 000 plus 8% on the value above R1 000 000
---------------------------------------------------------------------

TRANSFER DUTY RATE FOR      It is also proposed to reduce the flat 10 per cent
COMPANIES AND TRUSTS IS     transfer duty rate for companies and trusts to 8 per
REDUCED TO 8 PER CENT       cent. These amendments will bring significant relief
                            of R4,5 billion to home buyers, and will come into
                            effect on 1 March 2006. Table 4.8 illustrates the
                            effect of these adjustments.

TABLE 4.8 CURRENT AND PROPOSED TRANSFER DUTY

PROPERTY VALUE    CURRENT    PERCENTAGE OF   PROPOSED   PERCENTAGE OF   TAX REDUCTION
                   DUTY         VALUE          DUTY        VALUE
-------------------------------------------------------------------------------------

     R 500 000    R 20 600            4.1%        R 0            0.0%        R 20 600
     R 550 000    R 24 600            4.5%    R 2 500            0.5%        R 22 100
     R 600 000    R 28 600            4.8%    R 5 000            0.8%        R 23 600
     R 650 000    R 32 600            5.0%    R 7 500            1.2%        R 25 100
     R 700 000    R 36 600            5.2%   R 10 000            1.4%        R 26 600
     R 800 000    R 44 600            5.6%   R 15 000            1.9%        R 29 600
   R 1 000 000    R 60 600            6.1%   R 25 000            2.5%        R 35 600
   R 1 500 000   R 100 600            6.7%   R 65 000            4.3%        R 35 600
-------------------------------------------------------------------------------------

                            STAMP DUTIES

THRESHOLD EXEMPTION FOR     It is proposed to increase the threshold exemption
STAMP DUTIES INCREASES TO   for stamp duties on leases from R200 to R500 per
R500                        agreement from 1 March 2006, reducing the compliance
                            burden for taxpayers entering into lower-value
                            rental agreements, and the administrative burden on
                            SARS.

                            INDIVIDUAL MONETARY THRESHOLDS

                            The tax system contains a number of monetary
                            thresholds that have not been changed for some time.
                            Some of these thresholds are adjusted upwards to
                            take into account the effects of inflation.

                            It is proposed that the annual donations tax
                            exemption be increased from R30 000 to R50 000 and
                            the estate duty exemption be increased from R1,5
                            million to R2,5 million, effective from 1 March
                            2006.

                            CAPITAL GAINS

                            The following proposals are made for tax years
                            commencing on or after 1 March 2006:

                                     Chapter 4: Revenue trends and tax proposals
--------------------------------------------------------------------------------

o    The annual capital gain/loss exclusion will
     increase from R10 000 to R12 500

o    The primary residence exclusion will increase
     from R1 million to R1,5 million

o    The exclusion on death will increase from
     R50 000 to R60 000.

MOTOR VEHICLE ALLOWANCES

As announced in the 2005 Budget, the deemed private     DEEMED PRIVATE
kilometres (i.e. the number of kilometres assumed to    KILOMETRES INCREASED TO
have been driven for private use) for individuals who   18 000 PER YEAR
receive motor vehicle allowances will be increased to
18 000 per year, and the monthly taxable fringe
benefit of a company car will be increased to 2,5 per
cent of the determined value of the vehicle,
effective from 1 March 2006. To ensure that the
correct amount of income tax is collected through the
PAYE system during the year, the percentage of the
monthly motor vehicle allowances subject to tax will
be increased from 50 per cent to 60 per cent from 1
March 2006. A new cost table will be published.

MEDICAL SCHEME CONTRIBUTIONS AND MEDICAL EXPENSES

A revised tax regime for medical scheme contributions   REVISED TAX REGIME FOR
and other medical expenses was announced in the 2005    MEDICAL SCHEME
Budget. The purpose of this new regime is to shift      CONTRIBUTIONS TAKES
the tax benefits in favour of middle and lower-income   EFFECT 1 MARCH 2006
earners. This new regime introduces monthly monetary
caps for tax-free medical scheme contributions (with
the caps to be adjusted annually) and increases the
threshold for individual tax-deductible medical
expenses from 5 to 7,5 per cent of income. Taxpayers
65 years and older will continue to enjoy a full
deduction for all medical expenses. These changes
take effect on 1 March 2006.

PROMOTING RETIREMENT SAVINGS

Proposals developed in the course of 2005 represent     PROGRESS WITH RETIREMENT
significant progress in the retirement fund             FUND REGULATORY REFORM
regulatory reform process. To help South Africans
accumulate adequate savings for retirement, and
taking into account the stabilisation of interest
rates at lower levels, the tax on retirement funds
will be reduced from 18 per cent to 9 per cent from 1
March 2006 at an estimated cost of R2,4 billion.

This reduction will be accompanied by regulatory
reforms in areas such as cost disclosure, commission
structure and fund governance. The National Treasury
will issue a discussion paper on proposed regulatory
and tax reforms. These reforms will aim to ensure
that the benefits of the lower tax rate are passed on
to retirement fund members in the form of improved
returns, and that retirement savings are not depleted
by excessive charges and penalties. Further
information is provided in a box on developments in
the retirement savings industry in Chapter 2.

                                                                              73

2006 Budget Review
--------------------------------------------------------------------------------

                            RELIEF FOR BUSINESS

                            RSC LEVY REFORM

FALLING AWAY OF RSC         By eliminating the RSC levies from 30 June 2006, the
LEVIES AMOUNTS TO           2006 Budget provides significant direct tax relief
SUBSTANTIAL CORPORATE TAX   to business, amounting to R7 billion for 2006/07 and
REDUCTION                   totalling R24 billion over the MTEF period. The
                            administrative burden will be significantly lowered
                            for all businesses, as RSC levies required monthly
                            submissions. Since one of the levies is imposed on
                            payroll, its removal will effectively lower the
                            costs of job creation.

                            SMALL BUSINESS

THRESHOLDS AND EXEMPTIONS   Small businesses play a valuable role in stimulating
INCREASED FOR SMALL         economic activity, job creation, poverty alleviation
BUSINESS                    and broadening development. In addition to the
                            benefits of removing the burden of the RSC levies,
                            government has made considerable efforts to improve
                            the economic environment for small business.
                            Following the tax stimulus measures introduced in
                            the 2005 Budget, the monetary tax thresholds for
                            small business will be adjusted as follows:

                            o    For small business corporations, the following
                                 amendments will come into effect for tax years
                                 ending on or after 1 April 2006:

                                 o    Firms with an annual turnover of up to R14
                                      million (increased from a level of R6
                                      million) will qualify for the special
                                      graduated corporate tax regime

                                 o    The taxable income threshold for the
                                      reduced corporate tax rate of 10 per cent
                                      will be increased from R250 000 to
                                      R300 000

                                 o    The small business income tax exemption
                                      threshold will be increased from R35 000
                                      to R40 000.

                            o    The one-time capital gains tax relief for small
                                 business will increase from R500 000 to
                                 R750 000 with effect from tax years commencing
                                 on or after 1 March 2006.

                            o    Immediate 100 per cent depreciation exists for
                                 individual small items purchased for business
                                 purposes. This threshold will increase from
                                 R2 000 to R5 000 for assets purchased on or
                                 after 1 March 2006.

                            o    The VAT threshold for both small farmers
                                 (Category D) and small business four-monthly
                                 filers (Category F) will increase from R1
                                 million to R1,2 million for tax periods
                                 commencing on or after 1 July 2006.

                            It is estimated that these changes will cost R400
                            million.

                            In addition, the "small business corporation" and
                            "deemed employee" definitions that affect some small
                            businesses will be amended.

                            TAX AMNESTY FOR SMALL BUSINESS

GREATER WILLINGNESS TO      Although small businesses play a valuable economic
ENTER THE TAX SYSTEM        and developmental role, many were historically
                            marginalised. They were

                                     Chapter 4: Revenue trends and tax proposals
--------------------------------------------------------------------------------

excluded from the economic mainstream, operated
informally and remained outside the tax system. A
growing understanding of the economic benefits of a
more formal approach to doing business, of why it is
necessary to pay tax, of the tax system's
requirements, and of the risks of non-compliance have
now led to greater willingness to enter the tax
system.

An obstacle to becoming tax compliant faced by these
small businesses is the fear of the consequences of
past non-compliance, which include possible liability
for additional tax, interest and prosecution. This
fear makes the decision to enter the tax system a
difficult one. Government is therefore proposing a
tax amnesty to ensure that small businesses can
overcome this obstacle.

The proposed amnesty will allow SARS to waive taxes     PROPOSED AMNESTY ALLOWS
due by small businesses for years of assessment         FOR SARS TO WAIVE TAXES
ending on or before 31 March 2004, where the turnover   DUE FOR CERTAIN PERIOD
for the 2005 year of assessment does not exceed R5
million. This waiver will require submission of an
income tax return for 2005 as well as a
non-disclosure penalty of 10 per cent based on
taxable income for 2005. It will not be available to
taxpayers who have already disclosed the amounts
concerned, or who have been formally notified that
they are under investigation before applying for
amnesty. It is also proposed to waive penalties,
additional taxes and interest on the underlying taxes
due.

A two-phase approach is proposed, with the first
phase of the amnesty focused on the taxi industry,
since access to the taxi recapitalisation programme
is dependent on tax compliance. The first phase of
the amnesty will take effect on 1 August 2006 and
will be open until 31 May 2007. The second phase of
the amnesty for other small businesses will take
effect later in the year. Small businesses that do
not take advantage of this opportunity to enter the
tax system voluntarily will be the subject of SARS
enforcement activities and subject to additional tax,
interest and prosecution.

REVISED COOPERATIVE TAXATION

In view of the Cooperatives Act (2005), the tax
dispensation will be adjusted. Amendments will also
provide cooperatives that operate like small business
corporations with the same level of benefits enjoyed
by those companies.

STIMULATING INVESTMENT AND ECONOMIC GROWTH

INCENTIVES FOR OIL AND GAS

South Africa has a long history of special oil and      INCENTIVES TO SUPPORT
gas contracts known as OP 26 leases with private        OIL AND GAS EXPLORATION
companies. These leases include tax and other
incentives to facilitate oil and gas exploration.
With the OP 26 leases about to expire, certain tax
incentives need to be renewed. These incentives will
be renewed in legislation, which is a more
transparent method of granting exemptions. Proposed
amendments will include the removal of the 40 per
cent discretionary

                                                                              75

2006 Budget Review
--------------------------------------------------------------------------------

                            surcharge on oil and gas profits, and accelerated
                            depreciation for drilling.

                            REVIEW OF REVENUE VERSUS CAPITAL DISTINCTION

WORKING TOWARDS IMPROVING   The disposal of assets (including shares) at a gain
CRITERIA FOR                generally triggers a tax, either as ordinary revenue
DISTINGUISHING REVENUE      or capital gains, depending on whether the asset is
FROM CAPITAL GAINS          purchased with the intent to resell. This question
                            of intent is largely governed by judicial decision.
                            However, an exception in the Income Tax Act (1962)
                            allows taxpayers to elect capital treatment for the
                            sale of listed shares held for at least five years.
                            Evidence suggests that the current test creates
                            uneven results, especially for the ownership of
                            shares. A review of the revenue versus capital
                            distinction will begin in 2006.

                            INCENTIVES FOR INTELLECTUAL CAPITAL AND TRAINING

                            Extension and increase of the learnership allowance

LEARNERSHIP TAX ALLOWANCE   In 2002, government introduced the learnership tax
EXTENDED TO 2011            allowance to encourage on-the-job training and to
                            enhance skills development. This allowance, set to
                            expire in October 2006, has boosted the number of
                            learnerships. In support of the extension of the
                            National Skills Development Strategy, it is proposed
                            that this allowance be extended to October 2011. The
                            maximum initial allowances will increase from
                            R17 500 to R20 000 per year for existing employees
                            and from R25 000 to R30 000 for new employees.
                            Similarly, the maximum allowance upon the completion
                            of the learnership will increase from R25 000 to
                            R30 000 for agreements entered into from 1 March
                            2006, at an estimated cost of R80 million.
                            Consideration will be given to increasing the
                            allowance for business process outsourcing.

MORE FAVOURABLE ALLOWANCE   Given the additional expenses associated with
TO PROMOTE ENROLMENT OF     employing disabled persons as learners, a more
DISABLED LEARNERS           favourable allowance will be introduced effective 1
                            July 2006. An employer will be allowed to deduct an
                            initial allowance of 150 per cent of the annual
                            salary of an existing learner with a disability, up
                            to a maximum of R40 000; and 175 per cent for an
                            unemployed learner with a disability, up to a
                            maximum of R50 000. The tax allowance for disabled
                            persons completing a learnership will be 175 per
                            cent of the employee's annual salary, up to a
                            maximum of R50 000.

                            Enhancement of scholarships and bursaries

ALL EMPLOYEE BURSARIES      Employee scholarships and bursaries are tax-exempt,
AND SCHOLARSHIPS TO         unless viewed as being in lieu of salary
BECOME TAX-EXEMPT           compensation. The need to draw such a distinction
                            creates unnecessary difficulties in application. To
                            simplify matters, bursaries and scholarships for
                            current and future employees will be tax-exempt as
                            long as the employer's funds go directly to tuition
                            and tuition-related expenses, and the employee
                            agrees to repay the employer if the employee fails
                            to fulfil their scholarship or bursary obligations.
                            This proposal will take effect from 1 March 2007.

                                     Chapter 4: Revenue trends and tax proposals
--------------------------------------------------------------------------------

Enhancement of research and development

To encourage businesses to increase investment in       DEDUCTION FOR R&D
R&D, the deduction for current R&D expenditure will     EXPENSES INCREASED
be increased from 100 per cent to 150 per cent. In
addition, the depreciation allowance for capital
expenditure will be increased from the current
40:20:20:20 to 50:30:20. Some modification of the R&D
definition may be required as part of these
amendments.

INTERGOVERNMENTAL COORDINATION

STRENGTHENING THE FINANCIAL POSITION OF MUNICIPALITIES

Zero-rating of municipal property rates

It is proposed to zero-rate municipal property rates    VAT ZERO-RATING FOR
for VAT purposes for tax periods commencing on or       MUNICIPAL PROPERTY
after 1 July 2006. This will result in a loss of        RATES
revenue to the fiscus and additional revenue of
approximately R1 billion for category A and B
municipalities for the municipal fiscal year 2006/07.
This proposal will also help to simplify
municipalities' accounting and tax records.

Income tax treatment of parastatals and municipalities

The tax system lacks a uniform framework for            REALIGNMENT OF TAX
parastatals, municipalities and municipal entities.     FRAMEWORK FOR
Taxable versus tax-exempt status is often dealt with    PARASTATALS
on a case-by-case basis. In view of these
shortcomings, the income tax status of these entities
will be realigned in 2006 or 2007. An immediate issue
to be considered is the income tax status of
industrial development zone management companies and
regional electricity distributors, both of which are
central to key government initiatives.

VAT treatment of appropriations and grants

Government is completing its three-year effort to
clarify the VAT treatment of appropriations and
grants at the national level. The next step in this
process is to provide greater clarity at the
municipal level. Attention will focus on grants
by national and provincial governments to
municipalities, and on grants by municipalities to
municipal entities. As a general rule, grants to
municipalities should be zero- rated, with some
exceptions (e.g. public bus transportation). Some of
these changes may be retroactive to eliminate VAT
assessments already raised.

Diamond export levy

A proposed diamond export levy aims to reinforce        A MEASURE TO SUPPORT
regulatory measures to ensure an adequate supply of     DOMESTIC BENEFICIATION
rough diamonds for the local market, thereby
promoting domestic beneficiation. The levy will be
designed to provide credits for local sales that
would act as an offset in the determination of the
export levy.

                                                                              77

2006 Budget Review
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                            Synthetic fuels

                            The synthetic fuel industry accounts for about 35
                            per cent of domestic liquid petroleum sales. This
                            industry developed with extensive government
                            support. From 1979 to 1995, the Equalisation Fund,
                            created under the Central Energy Fund Act (1977),
                            gave tariff protection to the industry (Sasol and
                            Mossgas, which is now PetroSA). Funds were collected
                            from motorists using the fuel levy to compensate the
                            industry in times of low oil prices. According to an
                            agreement with the previous government, when the oil
                            price rose above US$28,50 a barrel, Sasol paid
                            25 per cent of revenues over that level into the
                            Equalisation Fund. This was effective until 1995.

INVESTIGATE A WINDFALL      Given the price determination process (import parity
TAX ON ADDITIONAL           pricing and partial regulation), the industry is in
INCOME BY THE               a position to reap substantial economic rents when
SYNTHETIC FUEL INDUSTRY     crude oil prices are high. Such windfall gains
                            should be shared with the public. A task force will
                            accordingly be appointed to examine this issue for
                            possible legislative resolution.

                            Mining and other environmental rehabilitation funds

                            Rehabilitation funds address long-term environmental
                            concerns and aim to ensure that adequate
                            environmental protection is maintained when a
                            business closes. Tax relief is granted to mining
                            enterprises that make financial provision for
                            rehabilitation in the form of trust funds. This
                            relief entails a deduction for reserves as well as
                            the tax-free build-up of those reserves. Government
                            has received requests from the industry to consider
                            the use of insurance products to facilitate
                            rehabilitation of defunct mines. To provide the
                            industry with greater flexibility, the current
                            income tax exemption for mining rehabilitation
                            trusts will be extended to insurance products and
                            other instruments dedicated solely to rehabilitation
                            funding.

                            Legal changes are expected that will extend
                            environmental rehabilitation requirements to sectors
                            other than mining. The current tax incentive for
                            rehabilitation will be extended as required.

                            CONSUMPTION TAXES

                            EXCISE DUTIES: ALCOHOLIC BEVERAGES

EXCISE DUTY ON WINE,        Excise duties on sparkling wine, unfortified wine,
BEER AND OTHER ALCOHOLIC    fortified wine, malt beer, alcoholic fruit beverages
BEVERAGES INCREASES         and spirits increase by 20 per cent, 12,5 per cent,
                            9,4 per cent, 9 per cent, 9 per cent and 9,5 per
                            cent respectively with immediate effect. These
                            adjustments are expected to raise about R725 million
                            in additional revenue, and are in accordance with
                            the policy decision to maintain a total tax burden
                            (excise duties plus VAT) of 23, 33 and 43 per cent
                            on wine products, malt beer and spirits
                            respectively. No increase in the excise duty on
                            traditional beer is proposed.

                                     Chapter 4: Revenue trends and tax proposals
--------------------------------------------------------------------------------

TABLE 4.9 CHANGES IN SPECIFIC EXCISE DUTIES, 2006/07

                                 CURRENT               PROPOSED        CHANGE IN EXCISE DUTIES
PRODUCT                      EXCISE DUTY RATE      EXCISE DUTY RATE        NOMINAL    REAL
----------------------------------------------------------------------------------------------

Malt beer                     R33,65 / litre       R36,68 / litre             9,0%    4,8%
                           of absolute alcohol   of absolute alcohol
                             (57,20c /average     (62,35c /average
                                340ml can)           340ml can)
----------------------------------------------------------------------------------------------
Traditional African beer      7,82c / litre         7,82c / litre             0,0%   -4,2%
----------------------------------------------------------------------------------------------
Traditional African beer       34,70c / kg           34,70c / kg              0,0%   -4,2%
powder
----------------------------------------------------------------------------------------------
Unfortified wine             140,52c / litre       158,09c / litre           12,5%    8,3%
----------------------------------------------------------------------------------------------
Fortified wine                263,14c/ litre        287,88c/ litre            9,4%    5,2%
----------------------------------------------------------------------------------------------
Sparkling wine                387,99c/ litre        465,58c/ litre           20,0%   15,8%
----------------------------------------------------------------------------------------------
Ciders and alcoholic         168,24c / litre       183.38c / litre            9,0%    4,8%
fruit beverages              (57,20c /average     (62,35c /average
                               340 ml can)           340 ml can)
----------------------------------------------------------------------------------------------
Spirits                      R50,42/ litre of       R55,21 / litre            9,5%    5,3%
                             absolute alcohol    of absolute alcohol
                                (R16,26 /             (R17,80 /
                              750 ml bottle)       750 ml bottle)
----------------------------------------------------------------------------------------------
Cigarettes                     504,44c / 20          556,08c / 20            10,2%    6,0%
                                cigarettes            cigarettes
----------------------------------------------------------------------------------------------
Cigarette tobacco             747,30c / 50g         782,47c / 50g             4,7%    0,5%
----------------------------------------------------------------------------------------------
Pipe tobacco                  190,60c / 25g         206,55c / 25g             8,3%    4,1%
----------------------------------------------------------------------------------------------
Cigars                         R32,59/ 23g           R34,16/ 23g              4,8%    0,6%
----------------------------------------------------------------------------------------------

EXCISE DUTIES: TOBACCO PRODUCTS

The excise duties on cigarettes, cigarette tobacco,     EXCISE DUTY ON TOBACCO
pipe tobacco and cigars will increase by 10,2 per       PRODUCTS INCREASED
cent, 4,7 per cent, 8,3 per cent and 4,8 per cent
respectively with immediate effect and are expected
to raise about R645 million in additional revenue.
These increases are in line with the policy decision
to maintain a total tax burden (excise duties plus
VAT) of 52 per cent on all categories of tobacco
products.

Given that cigars are significantly more expensive
than other categories of tobacco products, the total
tax burden on cigars as a percentage of the
retail-selling price will be reviewed. The method of
calculating the total tax burden on cigarette tobacco
will also be reviewed.

Ad valorem excise duties

A number of products on the list of items subject to
ad valorem excise duties no longer exist or generate
very little revenue. In the case of some items, such
as fax machines, the tax is no longer appropriate. It
is proposed to abolish duties on these products
effective from 1 April 2006 as indicated in Annexure
C.

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2006 Budget Review
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                            FUEL TAXES

                            General fuel levy

NO INCREASE IN THE GENERAL  Over the past several years government has limited
FUEL LEVY FOR 2006/07       increases in the general fuel levy to a level at or
                            below the expected annual inflation rate.
                            Considering the revenue overrun in 2005/06 and the
                            impact of higher world oil prices on the local
                            prices of petrol and diesel, no increase in the
                            general fuel levy is proposed for 2006/07.

                            Road Accident Fund levy

RAF FUEL LEVY TO INCREASE   The value of claims lodged with the Road Accident
BY5 CENTS                   Fund (RAF) increased significantly in recent years,
                            mostly as a result of an increase in the number of
                            car accidents. The RAF Amendment Act will
                            limit claims for future loss of income and general
                            damages to reduce the fund's exposure in the future,
                            but the anticipated savings will not be realised
                            until 2007/08.

                            The RAF fuel levy is to increase by 5 cents per
                            litre effective 5 April 2006 to allow the fund to
                            settle its expected road accident claims for
                            2006/07, while savings resulting from the
                            legislative amendments will allow it to reduce its
                            claims backlog over time.

TABLE 4.10 TOTAL COMBINED FUEL LEVY ON LEADED PETROL AND DIESEL, 2004/05 -
2006/07

                                      2004/05             2005/06              2006/07
                               93 OCTANE   DIESEL   93 OCTANE   DIESEL   93 OCTANE   DIESEL
                                 PETROL               PETROL               PETROL
-------------------------------------------------------------------------------------------

General fuel levy                  111,0     95,0       116,0    100,0       116,0    100,0
Road Accident Fund levy             26,5     26,5        31,5     31,5        36,5     36,5
Customs and Excise levy              4,0      4,0         4,0      4,0         4,0      4,0
Equalization Fund levy                --       --          --       --          --       --
Illuminating Paraffin marker          --      0,2          --      0,2          --      0,2
-------------------------------------------------------------------------------------------
TOTAL                              141,5    125,7       151,5    135,7       156,5    140,7
Pump price: Gauteng                408,0    347,5       420,0    384,5       550,0    517,8
(as in February)(1)
-------------------------------------------------------------------------------------------
Taxes as% of pump price            34,7%    36,2%       36,1%    35,3%       28,5%    27,2%
-------------------------------------------------------------------------------------------

(1.) Diesel(0,05% sulphur) wholesale price (retail price not regulated).

                            Biodiesel fuel tax rebate

BIODIESEL FUEL TAX REBATE   As announced in 2002, biodiesel will in future be
AT 40 PER CENT OF THE       classified as a fuel levy good, making it zero-rated
GENERAL FUEL LEVY           for VAT and subject to fuel taxes. However, the
                            original proposed rebate of 30 per cent on the
                            general fuel levy was based on the limited
                            information about production costs available in
                            2002. A review of international practice indicates
                            that to support the industry the rebate should be
                            set at 40 per cent of the general fuel levy. Given
                            the emerging character of the industry, this is
                            expected to have a limited effect on the fiscus.

                                     Chapter 4: Revenue trends and tax proposals
--------------------------------------------------------------------------------

Extension of diesel refund scheme to peak power
generation

In response to capacity constraints in electricity      LARGE DIESEL POWER
generation, four diesel-powered electricity             PLANTS TO RECEIVE A FULL
generation plants are planned. Eskom will build two     REFUND OF GENERAL FUEL
plants, and two independent power producers will        LEVY AND RAF LEVY
build the others. Diesel power plants with a capacity
of more than 200 MW will receive a full refund of the
general fuel levy and the RAF levy.

POLICY COHERENCE: REMOVAL OF ANOMALIES

Public benefit organisations

Since 2001, government has continued to adjust tax
rules for public benefit organisations (PBOs).
Further proposed adjustments include:

o    Refining the list of tax-exempt PBO activities

o    Exempting foreign PBOs operating in South Africa

o    Extending deductible donation status for PBOs
     committed to "Conservation, Environment & Animal
     Welfare"

o    The alignment of the statutory tax rates for the
     taxable trading activities of all PBOs
     irrespective of their legal form

o    Relaxing the rules for permissible investments

o    Streamlining the dual registration process.

South African organisations receiving development
assistance

Some South African organisations receive development
assistance pursuant to international agreements under
which their management is accountable to government.
International organisations offering such assistance
often seek to ensure that aspects of these assistance
packages remain tax-exempt. Although the National
Treasury is part of the overall process, the Minister
of Finance does not have the legislative authority to
grant full or partial income tax exemption in these
cases. This legislative weakness will be corrected.

Recreational clubs

Recreational clubs operating for the benefit of their   TAX TREATMENT OF
members are tax-exempt and subject to few               RECREATIONAL CLUBS TO BE
restrictions. Some clubs appear to be claiming          REVIEWED
exemption irrespective of whether their amenities are
used by the general public or by their members.
Furthermore, some clubs are starting to conduct more
trading activities to raise funds beyond membership
contributions. As a result, the taxation of
recreational clubs will be reviewed.

VAT place of supply

The VAT treatment of internationally traded services
presents challenges to tax authorities worldwide.
Government seeks to provide greater clarity in this
area, especially for telecommunications. Due
consideration will be given to the current work of
the OECD concerning VAT treatment of internationally
traded services.

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                            MEASURES TO ENHANCE TAX ADMINISTRATION

                            Corporate income tax

SARS TO MODERNISE           SARS plans to modernise the corporate income tax
CORPORATE INCOME TAX        administrative system. A move to a full
ADMINISTRATION              self-assessment system, which will provide faster
                            turnaround times and greater certainty, is being
                            explored. The system would be reliant on a number of
                            building blocks, including greater reliance on
                            taxpayer integrity, an advance rulings system to
                            resolve cases of doubt, more clearly defined
                            disclosure requirements, a shift from returns to be
                            assessed to returns of tax owing, e-filing, more
                            consistent interest charges, enhanced risk
                            identification, and well-defined penalty systems for
                            non-disclosure and underdeclarations of income.

ADVANCE TAX RULING SYSTEM   The advance tax ruling system will be brought into
TO BE BROUGHT INTO          operation on a phased basis starting in 2006. A
OPERATION                   managed pilot programme of e-filing for large
                            company income tax returns will also commence.
                            Amendments will be proposed to align the provisional
                            tax system for all taxpayers more closely with
                            current incomes, rather than historical "basic
                            amounts" for years of assessment commencing on or
                            after 1 March 2007.

                            Provisions relating to interest paid and received
                            will be reviewed to remove discretions and the
                            inconsistent bases of calculation. The current STC
                            dividend cycle system will be reviewed and
                            additional guidance with regard to penalties to be
                            imposed for non-disclosure and under-declaration of
                            income will be issued.

                            General anti-avoidance rule

                            Government received various comments in response to
                            the discussion paper on the general anti-avoidance
                            rule released by SARS in November 2005. These
                            comments will be evaluated before legislation is
                            finalised in the latter half of 2006.

                            Personal income tax

EXTENSION OF E-FILING TO    The record 3,7 million individual income tax returns
CERTAIN INDIVIDUALS         filed in 2005 is evidence of a growing culture of
                            tax compliance. To help individuals file their
                            returns and to speed up processing, some e-filing
                            for individual income tax returns will be introduced
                            by June 2006. SARS will select employers who provide
                            employees' tax information electronically and will
                            make e-filing available to those employers for
                            employees who earn only a basic salary or wage.

                            The introduction of e-filing for individuals will be
                            accompanied by the matching of information from
                            third parties, such as employers, against
                            information provided in returns.

                                                                               5

ASSET AND LIABILITY MANAGEMENT

Sound macroeconomic policy and fiscal management have played a central role in building South Africa's reputation as a credible and competitive borrower. The approach to debt management has also helped to develop the financial sector as a source of capital for the public and private sectors. Improved access to capital and the development of specialised debt instruments for private borrowers have given a boost to domestic economic activity.

The fiscus has directly benefited from declining debt service costs, which have freed additional resources for social expenditure. In 1998, for each rand of revenue collected, government spent 24 cents to service debt; by 2005 only 14 cents of every rand were spent on debt service - and this will decrease to 10 cents per rand by 2009. Careful management of debt stock also contributes to an improved international position and a more stable exchange rate over time.

Government's net borrowing requirement for 2005/06 was R43,2 billion lower than projected. Net government debt as a percentage of GDP is expected to decline over the medium term to 27,7 per cent. Foreign debt as a percentage of total gross debt remains low at 13,4 per cent.

Financing government's borrowing requirement at the lowest cost within acceptable levels of risk will remain a central priority in the period ahead.
New emphasis will be placed on improving the financial performance and corporate governance of state-owned entities, enabling them to better contribute to the development of the country's infrastructure base and to economic growth.

All three major rating agencies upgraded South Africa's sovereign debt status during the course of 2005. This translates into a lower risk premium on South
African investments and further reduces borrowing costs.

OVERVIEW

Government has worked to place the management of        LOW DEBT LEVEL
national debt on a sound footing, and as a result,      CONTRIBUTES TO FINANCIAL
debt service costs have been driven down sharply.       SUSTAINABILITY
Debt as a percentage of GDP has reached historic
lows, increasing the financial sustainability of the
economy in coming years. This has contributed
directly to an improved credit rating, enhancing
South Africa's ability to borrow competitively in
capital markets at lower rates of interest.

The decision by all three major rating agencies to
upgrade South Africa's sovereign credit rating in
2005 reflects substantial progress in

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                            improving the country's competitiveness as an
                            investment destination. Further upgrades are
                            expected as the level of official foreign exchange
                            reserves increases and urgent social challenges such
                            as unemployment, poverty, HIV and AIDS, and income
                            inequality are addressed.

INTERNATIONAL               With a stable economic environment and sophisticated
PARTICIPATION IN DOMESTIC   financial markets, South Africa is one of a small
CAPITAL MARKET IS GROWING   group of countries that can finance its total
                            borrowing requirement in the domestic market. The
                            depth of the market, low transaction costs and a
                            thriving secondary market have increased the
                            attractiveness of South African assets to
                            international investors. International participation
                            in the domestic capital market continues to grow.

                            Government's debt policy emphasises further
                            reductions in the cost of servicing debt, and
                            concomitant increases in additional resources for
                            economic development and poverty relief.

                            Prudent debt management has also contributed to
                            deeper and healthier capital and financial markets.
                            The successful issuance of very long-term government
                            bonds signals strong positive sentiment about the
                            long-term future of the economy, and reflects a
                            fundamental shift in the financing options available
                            to South African business. The market-deepening
                            impact of this policy is demonstrated by the
                            expansion of the corporate bond market in recent
                            years.

FOCUS ON FINANCIAL          The restructuring of state-owned entities over the
PERFORMANCE AND             past decade generated proceeds that were used to
GOVERNANCE OF STATEOWNED    reduce borrowing requirements and state debt. In the
ENTITIES                    period ahead, government will work to improve
                            financial performance and corporate governance at
                            these entities, enabling them to make a larger
                            contribution to economic development through
                            infrastructure investment.

                            In 2006/07, government intends to fund its R24,7
                            billion borrowing requirement through two new
                            fixed-income bonds, US$1 billion equivalent
                            borrowing in international capital markets, and
                            repurchase and reverse repurchase transactions,
                            taking sound risk management principles into
                            account.

                            This chapter provides a summary of asset and
                            liability management activities for 2005/06,
                            describes the funding proposal for 2006/07 and
                            reviews the debt portfolio.

                            DEVELOPMENTS IN SOUTH AFRICA'S DEBT MARKETS

                            DOMESTIC BOND MARKET DEVELOPMENTS

YIELDS ON GOVERNMENT        In a global environment characterised by relatively
BONDS CONTINUED TO FALL     low interest rates and subdued inflation in major
                            world markets, the yields on government bonds
                            continued to fall in 2005 and into 2006. From a
                            comparative perspective, as demonstrated in the
                            difference in yield, South Africa's cost of capital
                            has fallen to a level closer to that enjoyed by
                            developed economies.

                            Domestic nominal bond yields reached historic low
                            levels on 16 January 2006, with the yield on the
                            R186 (10,5%; 2025/26/27)

                                       Chapter 5: Asset and liability management
--------------------------------------------------------------------------------

falling to 6,97 per cent. Demand for inflation-linked
bonds grew during 2005/06, with the real yields on
the R198 (3,8%; 2008) and the R189 (6,25%; 2013)
bonds declining to all-time lows of 2,2 and 2,6 per
cent respectively, from 3,5 and 3,7 per cent in 2004.

The decline in yields also reduced the real interest    INTEREST RATE
rate differential between South African and             DIFFERENTIAL BETWEEN US,
equivalent US bonds from a high of 220 basis points     SOUTH AFRICAN BONDS
in January 2005 to a historic low of 45 basis points    NARROWS
in December 2005, as illustrated in Figure 5.1.

FIGURE 5.1 COMPARISONS OF REAL YIELDS (US VS. RSA), 2005

                      [GRAPHIC]

Participation by international investors in the         TURNOVER ON BOND
domestic bond market grew from below 11 percent in      EXCHANGE OF SOUTH AFRICA
2003 to more than 16,4 per cent in 2005, reflecting     DECLINED MARGINALLY
positive global sentiment about the South African
economy. As a result of the relative attractiveness
of equity investments compared to bonds, turnover on
the Bond Exchange of South Africa declined
marginally, from R8,4 trillion in 2004 to R8,1
trillion in 2005.

The corporate bond market continues to develop          STRONG GROWTH IN
rapidly. Corporate bonds of about R50 billion were      CORPORATE BONDS
issued in 2005, including securitised issues and R30
billion worth of commercial paper. Trading remained
relatively low due to the "buy-and-hold" approach of
many investors, but as the market continues to grow,
turnover is expected to rise and transaction costs to
decline. The corporate bond market also experienced
further innovation with the first bond listing by a
non-resident bank and the first securitisation of
residential mortgages.

Turnover in municipal bonds increased from R13          TURNOVER INCREASES IN
billion in 2004 to R21 billion in 2005 as investors     MUNICIPAL BOND MARKET
diversified. Municipal bonds are not underwritten by
government guarantees. The development of the
municipal bond market was given further impetus by
the decline in government bond issuance and low bond
yields.

Liquidity levels - reflected by turnover ratios
(Table 5.1) in domestic bonds - are high, and spread
across the yield curve, including the

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                            longer-term R186 bonds. This compares favourably
                            with liquidity in larger developed-economy bond
                            markets.

                            TABLE 5.1 TURNOVER IN DOMESTIC BONDS, 2003 - 2005

                            BOND                          2003   2004   2005
                            TIMES                          TURNOVER RATIO(1)
                            ------------------------------------------------
                            Fixed-income
                               R153 (13%; 2009/10/11)     33,5   28,4   32,1
                               R157 (13,5%; 2014/15/16)   19,9   19,5   25,2
                               R186 (10,5%; 2025/26/27)   10,3    9,5   10,8
                               R194 (10%; 2007/08/09)     26,7   26,9   18,8
                               R201 (8,75%; 2014)          4,9   12,7    7,7
                               R203 (8,25%; 2017)           --   13,6   16,1
                               R204 (8%; 2018)              --   10,5   17,8
                               R206 (7,5%; 2014)            --     --    8,5
                               R207 (7,25%; 2020)           --     --    6,4
                            Inflation-linked
                               R189 (6,25%; 2013)          0,9    0,6    0,6
                               R197 (5,5%; 2023)           2,3    0,7    0,8
                               R198 (3,8%; 2008)           3,7    3,8    8,1
                               R202 (3,45%; 2033)          7,2    3,4    1,8
                            ------------------------------------------------

                            (1.) Turnover ratio represents the market turnover
                                 divided by the nominal outstanding issue of a
                                 bond.

                            FIGURE 5.2 BESA TURNOVER AND INTERNATIONAL
                            PARTICIPATION IN THE DOMESTIC BOND MARKET, 2004 AND
                            2005

                                                  [GRAPHIC]

                            ISSUANCE IN INTERNATIONAL CAPITAL MARKETS

NET FOREIGN LOAN ISSUANCE   Net foreign loan issuance was revised downwards,
WAS REVISED DOWNWARDS       from a planned R12 billion to R0,7 billion, as
                            strong revenue growth reduced government's need to
                            borrow in international capital markets in 2005/06.

                            In January 2005, Moody's upgraded South Africa from
                            Baa2 to Baa1. In August, both S&P and Fitch Ratings
                            followed with upgrades from BBB to BBB+, the top
                            notch of the BBB ratings. The improved sovereign
                            credit ratings had a positive effect on South
                            Africa's risk

                                       Chapter 5: Asset and liability management
--------------------------------------------------------------------------------

spreads relative to other emerging markets, which
translate into lower borrowing costs on the global
capital markets. Growing confidence in South Africa
is evident in the performance of foreign currency
denominated bonds as shown in Table 5.2.

TABLE 5.2 PERFORMANCE OF FOREIGN BONDS(1)
---------------------------------------------------------------------------
BOND        COUPON    ISSUE DATE    MATURITY DATE      ISSUE       AVERAGE
                                                      SPREAD     SPREAD FOR
                                                                    2005
R MILLION      %                                      BPS(2)       BPS(2)
---------------------------------------------------------------------------
United States dollar
      300    8,375   October 1996    October 2006          195           56
    1 500    9,125       May 1999        May 2009   362/275(3)           86
    1 000    7,375     April 2002      April 2012          240           97
    1 000    6,500      June 2004       June 2014          195           96
      500    8,500      June 1997       June 2017          183          108
Euro
      500    6,750       May 1999        May 2006          328           29
      500    7,000     April 2001      April 2008          272           45
    1 250    5,250       May 2003        May 2013          142           82
---------------------------------------------------------------------------

(1.) Excluding three yen-bonds, since these bonds are
     held by buy-and-hold investors and are therefore
     not trading.

(2.) Spreads (percentages) are quoted relative to
     underlying international benchmark bonds. One
     basis point (bp) is 0,01 of a per cent.

(3.) This bond was issued at 362 bps over the US
     Treasury bond in 1999 and was reopened in 2000
     at a spread of 275 bps over the US Treasury.

FIGURE 5.3 EURORAND BOND MARKET ISSUES AND
REDEMPTIONS, 1995-2005

                      [GRAPHIC]

The eurorand bond market

The issuance of eurorand bonds increased from R6,8      ROBUST DEMAND FOR
billion in 2004 to R11,3 billion in 2005. On a net      EURORAND BONDS BROADENS
basis, issuance increased from just over R3,1 billion
to R7,8 billion, with maturities ranging from 2 to 20
years. A variety of issuers were involved in this
market, which was dominated by the main multilateral
development finance institutions. Robust demand for
these bonds and a relatively stable currency have
increased the number of foreign borrowers considering
issuing rand-denominated debt. Increased demand for
eurorand bonds is a strong

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2006 Budget Review
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                            signal of confidence in the South African economy,
                            and contributes positively to raising capital in
                            rand.

                            SNAPSHOT OF NATIONAL GOVERNMENT DEBT IN 2005/06

NET BORROWING REQUIREMENT   Government's net borrowing requirement for 2005/06
ESTIMATED AT R10,3          is estimated at R10,3 billion. This is R43,2 billion
BILLION IN 2005/06          lower than the projection made in the 2005 Budget as
                            a result of a lower budget deficit and higher
                            extraordinary receipts, and despite prepayment of
                            realised losses on the gold and foreign exchange
                            contingency reserve account, and prepayment of the
                            Saambou Bank liability.

                            FIGURE 5.4 NET DEBT AND DEBT SERVICE COST DECLINING,
                            1998 - 2009(1)

                                                  [GRAPHIC]

                            (1.) The values for 2006 -2009 are forecasts.

TWO NEW SINGLE MATURITY     Two new single maturity fixed-income bonds, the R206
FIXED-INCOME BONDS WERE     (7,5%; 2014) and the R207 (7,25%; 2020), were
INTRODUCED                  introduced in the domestic market, and R3,2 billion
                            and R6,1 billion of these bonds were issued
                            respectively. Total issuance of government retail
                            bonds is expected to rise by R500 million to a total
                            of R1,8 billion in 2005/06. Gross government debt
                            is estimated at R533,9 billion. Taking into account

                                       Chapter 5: Asset and liability management
--------------------------------------------------------------------------------

cash balances of R52,9 billion, net government debt
amounts to R481 billion. This is equivalent to 30,8
per cent of GDP, down from a high of 48,1 per cent of
GDP in 1996/97. Foreign debt is 13,4 per cent of
total gross debt, or 4,6 per cent of GDP.

State debt costs continue to decline as a result of     STATE DEBT COSTS
prudent cash and debt management policies, and a        DECLINED TO 3,3 PER CENT
stable macroeconomic environment. The cost of           OF GDP
servicing government's debt is estimated to be R51,2
billion, a saving of R2 billion against budget. State
debt costs as a percentage of GDP declined to 3,3 per
cent from 3,4 per cent in 2004/05.

BORROWING REQUIREMENT

The net amount government needs to borrow is the sum
of the main budget deficit, extraordinary receipts
and extraordinary payments. Table 5.3 sets out the
net borrowing requirements for 2004/05, a revised
estimate for 2005/06 and estimates for the period
ahead.

In 2005/06 the net borrowing requirement is expected
to amount to R10,3 billion, increasing to an annual
average of R24,4 billion over the next three years.

TABLE 5.3 NET BORROWING REQUIREMENT, 2004/05 - 2008/09

                                         2004/05   2005/06             2006/07   2007/08   2008/09
R MILLION                                OUTCOME   BUDGET    REVISED      MEDIUM-TERM ESTIMATES
--------------------------------------------------------------------------------------------------

Budget deficit                            20 687    47 950     7 891    26 363    27 171    24 177
Extraordinary receipts                    -2 492    -1 529    -6 497    -1 700    -1 450    -1 450
   Premiums on loan transactions (1)      -2 464      -503    -2 000    -1 500    -1 200    -1 200
   Restructuring proceeds                    -28        --        --        --        --        --
   Special dividends                          --        --    -1 697        --        --        --
   Agricultural Debt Account surrender        --    -1 026      -150      -200      -250      -250
   Foreign Exchange amnesty proceeds          --        --    -2 650        --        --        --
Extraordinary payments                     9 787     7 000     8 871        --        --        --
   Premiums on loan transactions (1)         326        --        --        --        --        --
   Defrayal of GFECRA losses (2)           9 461     7 000     4 539        --        --        --
   Saambou Bank liability                     --        --     4 332        --        --        --
--------------------------------------------------------------------------------------------------
TOTAL                                     27 982    53 421    10 265    24 663    25 721    22 727
==================================================================================================

(1.) Premiums received or incurred on loan issues, bond switch transactions and conversions of foreign loans.

(2.) Payments made to the Reserve Bank to defray realised losses on the Gold and
     Foreign Exchange Contingency Reserve Account.

EXTRAORDINARY RECEIPTS

In 2005/06, provision was made for extraordinary        EXTRAORDINARY RECEIPTS
receipts of R1,5 billion, composed of premiums of       OF R6,5 BILLION IN
R503 million on bonds issued to finance the borrowing   2005/06
requirement, and the transfer of R1 billion from the
agricultural debt account held at the Corporation for
Public Deposits to the National Revenue Fund.
Extraordinary receipts are expected to increase by R5
billion to R6,5 billion due to higher premiums on
loan issues, foreign exchange amnesty proceeds
previously provided for under departmental revenue,
and special dividends from Eskom and Telkom,
partially offset by lower transfers

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2006 Budget Review
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                            from the agricultural debt account at the
                            Corporation for Public Deposits.

                            On average, R1,3 billion a year is provided for
                            premiums on bond issues over the MTEF period. The
                            amount will vary depending on the bonds issued and
                            the absolute level of interest rates.

                            EXTRAORDINARY PAYMENTS

NO EXTRAORDINARY PAYMENTS   No extraordinary payments are expected over the
EXPECTED OVER THE MEDIUM    medium term. Extraordinary payments in 2005/06
TERM                        include R4,5 billion in bonds issued to the Reserve
                            Bank in terms of the Gold and Foreign Exchange
                            Contingency Reserve Account Defrayal Act (2003).
                            This is R2,5 billion lower than budgeted due to
                            advances to the Reserve Bank in 2004/05. The
                            liability of R4,3 billion relating to Saambou Bank
                            originally expected to be paid in 2007/08 will be
                            settled in 2005/06.

                            MONTHLY BORROWING REQUIREMENTS

                            Expected monthly cash flow requirements for 2006/07
                            are shown in Figure 5.5, which indicates seasonally
                            high expenditure in April and interest payments in
                            August and February. The redemption of the first
                            maturity tranche of the R194 (10%; 2007/08/09) bond,
                            totalling R22,6 billion, will require further cash
                            in February 2007.

                            FIGURE 5.5 MONTHLY GROSS SURPLUS/DEFICIT BEFORE
                                       BORROWING, 2006/07(1)

                                                  [GRAPHIC]

                            (1.) The values for 2006/07 are forecasts.

                            FINANCING OF THE BORROWING REQUIREMENT

                            Table 5.4 provides information on the funding of
                            government's net borrowing requirement for 2004/05,
                            revised estimates for 2005/06, and projections for
                            2006/07 to 2008/09.

                                       Chapter 5: Asset and liability management
--------------------------------------------------------------------------------

TABLE 5.4 FINANCING OF NET BORROWING REQUIREMENT, 2004/05 - 2008/09

                                        2004/05        2005/06        2006/07   2007/08   2008/09
R MILLION                               OUTCOME    BUDGET   REVISED      MEDIUM-TERM ESTIMATES
-------------------------------------------------------------------------------------------------

Domestic short-term loans (net)           6 132     4 974     5 850     5 800     5 750     5 750
   Treasury bills                         6 000     6 000     6 000     6 000     6 000     6 000
   Corporation for Public Deposits          132    -1 026      -150      -200      -250      -250
Domestic long-term loans (net)           33 409    25 768    23 306     8 694    16 529    22 996
   Market loans                          50 300    45 140    45 141    44 500    47 000    48 000
   Extraordinary issues                   9 461     7 000     4 539        --        --        --
   Redemptions                          -26 352   -26 372   -26 374   -35 806   -30 471   -25 004
Foreign loans (net)                       4 538    12 039       742     2 415     3 638     2 362
   Market loans                           6 404     9 390        --     6 227     6 836     7 872
   Arms procurement loan agreements       3 407     4 708     3 164     3 569     2 940     2 139
   World Bank loans(1)                       62        --        50        13        14         8
   Redemptions (including revaluation    -5 335    -2 059    -2 472    -7 394    -6 152    -7 657
   of loans)
Change in cash and other balances(2)    -16 097    10 640   -19 633     7 754      -196    -8 381
   Opening balance                       14 773    20 640    33 278    54 411    48 157    49 853
      Cash balance                       12 669    19 140    30 870    52 911    46 657    48 353
      Surrenders/late requests            1 922     1 500     2 408     1 500     1 500     1 500
      Cash flow adjustment(3)               182        --        --        --        --        --
   Closing balance                      -30 870   -10 000   -52 911   -46 657   -48 353   -58 234
      Sterilisation deposits(4)              --        --   -36 000   -37 600   -39 300   -41 100
      Operational cash                  -30 870   -10 000   -16 911    -9 057    -9 053   -17 134
-------------------------------------------------------------------------------------------------
TOTAL(5)                                 27 982    53 421    10 265    24 663    25 721    22 727
=================================================================================================

(1.) Loans to provide financial and technical support for the municipal financial management project.

(2.) A positive change indicates a reduction in cash balances.

(3.) Represents a reconciliation of actual revenue and actual expenditure against National Revenue Fund flows.

(4.) Deposits made with the Reserve Bank to regulate internal monetary conditions as provided for in Section 71(e) of the PFMA. See sterilising excess money market liquidity box.

(5.) Full details are reflected in Table 1 of Annexure B.

The net borrowing requirement excludes loan             TOTAL LOAN REDEMPTIONS
redemptions, which also need to be financed. The        WERE R415 MILLION HIGHER
scheduled loan redemptions for 2004/05 and 2005/06      THAN EXPECTED
and medium-term estimates are set out in Table 5.5.
Total loan redemptions amounted to R28,8 billion in
2005/06, R415 million more than anticipated. This is
mainly due to the net impact of the prepayment of a
US$89 million arms procurement loan (R653 million)
and a lower rand value of foreign loan redemptions
due to the stronger currency (R240 million).
Government's borrowing requirement is financed
through domestic short- and long-term loans, foreign
loans and changes in cash balances.

DOMESTIC SHORT-TERM LOANS

Short-term borrowing in the domestic market consists    SHORT-TERM LOANS UP R5,9
of treasury bill issuances and borrowing from the       BILLION
Corporation for Public Deposits. In 2005/06
short-term loans increased by a net R5,9 billion,
with a slightly lower average yield than budgeted of
6,8 per cent. To develop the treasury bill yield
curve, the range of 3- and 6-month treasury bills was
extended to include 9-month bills.

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--------------------------------------------------------------------------------

TABLE 5.5 LOAN REDEMPTIONS, 2004/05 - 2008/09

                                  2004/05     2005/06          2006/07   2007/08   2008/09
R MILLION                         OUTCOME   BUDGET   REVISED      MEDIUM-TERM ESTIMATES
------------------------------------------------------------------------------------------

Domestic loans                     26 352   26 372    26 374    35 806    30 471    25 004
Foreign loans                       5 335    2 059     2 472     7 394     6 153     7 657
   Principal                        4 039    1 311     1 964     6 004     5 531     5 204
   Revaluation                      1 296      748       508     1 390       622     2 453
------------------------------------------------------------------------------------------
TOTAL                              31 687   28 431    28 846    43 200    36 624    32 661
------------------------------------------------------------------------------------------
Excludes:
Source bonds in switch auctions    16 771    7 000     4 539        --        --        --
------------------------------------------------------------------------------------------

STOCK OF TREASURY BILLS TO  From 2006/07 to 2008/09, the stock of treasury bills
INCREASE BY R6 BILLION A    will annually increase by R6 billion, with issuance
YEAR OVER MEDIUM TERM       spread over all maturities. Treasury bills of one
                            month and shorter maturities will be considered for
                            bridging finance purposes.

                            Borrowing from the Corporation for Public Deposits
                            will decrease by R150 million in 2005/06, and by
                            R700 million over the next three years, due to a
                            transfer from the agricultural debt account to the
                            exchequer account. Borrowing from the corporation in
                            2006/07 will be for bridging finance purposes and to
                            sterilise the money market impact of flows on
                            government's accounts.

                            DOMESTIC LONG-TERM LOANS

2005/06 DOMESTIC            Despite revenue overruns, the 2005/06 domestic
LONG-TERM LOAN ISSUANCE     long-term loan issuance to the market will remain at
WILL REMAIN AT R45,1        the budgeted level of R45,1 billion. This is done to
BILLION                     pre-fund the borrowing requirement for 2006/07. Bond
                            issuance to the Reserve Bank in terms of the Gold
                            and Foreign Exchange Contingency Reserve Account
                            Defrayal Act decreased to R4,5 billion from an
                            originally expected R7 billion.

                            Table 5.6 provides a breakdown of the R37,8 billion
                            in government bonds issued for the purposes of
                            financing in 2005/06 up to 31 January 2006.
                            Fixed-income bonds remain the major source of
                            financing, constituting 71,3 per cent of total
                            issuance, while inflation-linked bonds and floating
                            rate notes account for 22,6 per cent and 6,1 per
                            cent, respectively. Fixed-income bonds were issued
                            at a weighted average yield of 8,1 per cent, while
                            inflation-linked bonds were issued at a weighted
                            average yield of 2,9 per cent.

                            The fixed-income bond issuances in 2005/06 were
                            concentrated in the 10- to 19-year maturities. In
                            line with government's objective of enhancing price
                            discovery and efficiency in the bond market, 84,8
                            per cent of the fixed-income bond issuances were in
                            single maturity bonds.

NEW 2021 AND 2036           In 2006/07, net domestic long-term bond issuance
FIXED-INCOME BONDS          will be R8,7 billion, averaging R19,8 billion over
                            the next two fiscal years. Issuance will be in the
                            existing fixed-income benchmark bonds - the R153,
                            R157, R186, R201, R203, R204, R206 and the R207. New
                            fixed-income bonds in the 2021 and 2036 maturity
                            areas will be introduced to spread issuance over the
                            medium to long term, and to satisfy investor demand
                            for very long-term bonds.

                                       Chapter 5: Asset and liability management
--------------------------------------------------------------------------------

TABLE 5.6 DOMESTIC BONDS ISSUED FOR FINANCING, 2005/06

AS AT 31 JANUARY 2006         CASH    AVERAGE
                              VALUE    YIELD
R MILLION                               %
---------------------------------------------
Fixed-income                 26 982     8,07
   R153 (13%; 2009/10/11)       288     8,34
   R157 (13,5%;2014/15/16)    1 752     8,24
   R186 (10,5%;2025/26/27)    2 060     7,47
   R201 (8,75%;2014)          2 527     8,17
   R203 (8,25%;2017)          4 502     8,23
   R204 (8%; 2018)            6 202     8,25
   R206 (7,5%; 2014)          3 162     7,97
   R207 (7,25%;2020)          6 050     7,92
   Retail                       439     8,63
Inflation-linked              8 532     2,89
   R189 (6,25%;2013)          3 578     2,96
   R197 (5,5%; 2023)          2 511     2,89
   R198 (3,8%;2008)           1 916     2,71
   R202 (3,45%;2033)            527     3,16
Floating rate                 2 300
   R205 (floating; 2012)      2 300     6,88
---------------------------------------------
TOTAL                        37 814
=============================================

Demand for inflation-linked bonds by international      GROWING DEMAND FOR
fund managers and domestic pension funds continued to   INFLATION-LINKED BONDS
rise in 2005/06. The concentration of
inflation-linked bond issuance was in the
shorter-dated R189 and R198 bonds, which constituted
64,4 per cent of the total inflation-linked bond
issuance, followed by longer-maturity R197 and R202
bonds.

Introduced in 2005, issuance of the R205 (2012)         NO NEW FLOATING RATE
floating rate note was R2,3 billion up to 31 January    NOTE IN 2006/07
2006. No new floating rate notes will be introduced
in 2006/07.

In 2005/06, sales of RSA retail bonds will contribute
approximately R500 million to finance the borrowing
requirement.

The National Treasury allows the Reserve Bank to        SWITCHES OF R4,5 BILLION
convert its current bond portfolio into cash or         WERE EFFECTED WITH
short-term interest-bearing instruments. Switches of    RESERVE BANK
R4,5 billion were effected with the Reserve Bank in
2005/06. The nominal value of government's debt
portfolio declined by R273 million due to these
transactions.

In 2006/07 government will enter into repurchase and
reverse repurchase bond transactions. These will be
used to provide bridging finance for the National
Revenue Fund, to enhance efficiency of the primary
and secondary inflation-linked bond markets, to
optimise returns on investments and to manage
investment counter-party risk.

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                            FOREIGN LOANS

CAPITAL MARKET LOAN WAS     Foreign loan issues as at 31 January 2006 are set
SHELVED DUE TO LOWER        out in Table 5.7. In 2005/06, provision was made for
BORROWING REQUIREMENT       foreign capital market loans equivalent to US$1,5
                            billion (R9,4 billion) and US$752 million (R4,7
                            billion) for arms procurement. The capital market
                            loan was shelved due to a lower borrowing
                            requirement. To date, R2,9 billion has been
                            borrowed. A further R300 million will be drawn on
                            the arms procurement loan agreements.

                            TABLE 5.7 FOREIGN LOAN ISSUES, 2005/06

                            AS AT 31 JANUARY 2006
                            R MILLION
                            ------------------------------------------------------------

                            Market loans                                              --
                            Concessionary: World Bank Loan                            43
                            Arms procurement loan agreements                       2 821
                               AKA-Commerzbank (Submarines)                          820
                               AKA-Commerzbank (Corvettes)                             5
                               Societe Generale (Corvettes)                          211
                               Mediocredito Centrale (Light utility helicopters)      99
                               Barclays (Hawk /Gripen)                             1 686
                            ------------------------------------------------------------
                            TOTAL                                                  2 864
                            ============================================================

                            Government has also drawn R43 million on a World
                            Bank loan facility to provide technical support for
                            the municipal financial management project.

US$1 BILLION EQUIVALENT     In 2006/07, the equivalent of US$1 billion will be
WILL BE BORROWED TO COVER   borrowed in the international market to cover
MATURING FOREIGN DEBT       maturing foreign debt. Including the disbursements
                            on arms procurement loan agreements and the World
                            Bank loan, government will raise the equivalent of
                            US$1,6 billion, US$1,4 billion and US$1,3 billion
                            over the MTEF period.

                            CASH BALANCES

HIGHER OPENING CASH         For 2005/06, the opening cash balance in accounts
BALANCE DUE TO REVENUE      with the Reserve Bank, and the tax and loan accounts
OVERRUNS                    with commercial banks, amounted to R33,3 billion
                            against a budgeted amount of R20,6 billion. The
                            higher opening balance is due to revenue overruns in
                            2004/05 and the net of R2,4 billion surrenders and
                            late requests by departments.

                            In 2005 government drew on its cash deposits with
                            commercial banks for deposit in an interest-bearing
                            account with the Reserve Bank. This contributes to
                            the resources available to the Reserve Bank to
                            "sterilise" the excess cash created in the money
                            market when purchasing foreign exchange reserves.
                            The sterilisation deposits with the Reserve Bank are
                            not available to finance government's borrowing
                            requirement, as this would increase the money
                            supply.

                            On 31 March 2006, sterilisation deposits are
                            projected to be R36 billion, increasing to R41,1
                            billion in 2009 as a result of capitalised interest.
                            In addition, cash balances for operational

                                       Chapter 5: Asset and liability management
--------------------------------------------------------------------------------

purposes (cash excluding sterilisation deposits) are
projected to be R16,9 billion, bringing total cash
balances to R52,9 billion at the end of 2005/06.

In 2006/07, operational cash balances will be reduced   CASH BALANCES WILL BE
by R7,8 billion to finance part of the borrowing        REDUCED TO FINANCE
requirement. These balances are expected to average     BORROWING
R9,1 billion over the next two years, increasing to
R17,1 billion in 2008/09.

Government's surplus cash is invested in the tax and
loan accounts with commercial banks and special
investment accounts at the Reserve Bank. For 2005/06,
interest earned is estimated at R2,2 billion, which
is R0,6 billion higher than in 2004/05. It is
estimated that interest earned will further increase
to average R3,1 billion over the medium term, largely
due to the sterilisation deposit.

--------------------------------------------------------------------------------
STERILISING EXCESS MONEY MARKET LIQUIDITY

South Africa has historically had a weak international liquidity position, reflected by a negative net open foreign currency position (NOFP). This resulted in external vulnerability, which was partly responsible for the volatility in the financial markets and capital flows. Periodic and severe weakness in the currency fed through into inflation, forcing interest rates up and preventing foreign investment. Rating agencies raised concerns about external creditworthiness and susceptibility to shocks.

To improve macroeconomic stability and lower the cost of capital, government and the Reserve Bank agreed to eliminate the NOFP and improve the level of official reserves. By 2004/05, net official reserves had increased to US$12,4 billion from a negative position of US$23,2 billion in 1998.

Further increases in reserves were difficult to achieve because of the impact on cash levels in the banking sector and money market. To add to reserve levels over the past year, the National Treasury helped "sterilise" excess cash by drawing R36 billion from its deposits with commercial banks and holding these balances in an interest-bearing sterilization account with the Reserve Bank.
This enabled a further increase in net official reserves to US$18,7 billion in
January 2006.

The higher level of reserves has led to greater domestic and international confidence in macroeconomic policy and has reduced external vulnerability. The cost of capital has continued to decline, and the sovereign credit rating has reached the top notch of the investment-grade BBB ratings. Improved stability has contributed directly and indirectly to South Africa's present sustained economic expansion and buoyant government revenue.
--------------------------------------------------------------------------------

SIZE AND STRUCTURE OF GOVERNMENT'S DEBT PORTFOLIO

TOTAL DEBT

The increase in net loan debt of R10,1 billion since
31 March 2005 is explained in Table 5.8.

TABLE 5.8 INCREASE IN GOVERNMENT DEBT, 2005/06

R MILLION
------------------------------------------------------------------
Financing of net borrowing requirement (net of change in    29 898
cash balances)
Discount on new loans                                          806
Revaluation of foreign debt portfolio                        1 404
------------------------------------------------------------------
INCREASE IN GROSS LOAN DEBT                                 32 108
Change in cash balances at bank(1)                         -22 041
------------------------------------------------------------------
INCREASE IN NET LOAN DEBT                                   10 067
==================================================================

(1.) A positive change indicates a reduction in cash balances.

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2006 Budget Review
--------------------------------------------------------------------------------

                            After taking into account the bank balances of the
                            National Revenue Fund, total net loan debt is
                            anticipated to be R481 billion at the end of March
                            2006, and average R544,4 billion over the MTEF.

NET LOAN DEBT AS            The composition of government debt for the period
PERCENTAGE OF GDP           2002/03 to 2008/09 is summarised in Table 5.9. Net
DECREASES                   loan debt decreased to a projected 30,8 per cent of
                            GDP at the end of 2005/06, from 33,2 per cent at the
                            end of 2004/05. Based on current projections of
                            borrowing requirements, interest rates and exchange
                            rates, total net loan debt as a percentage of GDP is
                            expected to continue to decrease, averaging 28,7 per
                            cent over the next three years.

TABLE 5.9 TOTAL GOVERNMENT DEBT, 2002/03 - 2008/09

END OF PERIOD                       2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
R BILLION                                     OUTCOME             ESTIMATE      MEDIUM-TERM ESTIMATES
--------------------------------------------------------------------------------------------------------

Domestic debt                        351,9     390,5     432,4      462,3     477,8     502,0     532,2
Foreign debt(1)                       74,3      64,7      69,4       71,6      76,0      91,1     107,4
--------------------------------------------------------------------------------------------------------
GROSS LOAN DEBT                      426,2     455,2     501,8      533,9     553,8     593,1     639,6
Less: National Revenue Fund bank      -9,7     -12,7     -30,9      -52,9     -46,7     -48,4     -58,2
balances
--------------------------------------------------------------------------------------------------------
NET LOAN DEBT(2)                     416,5     442,5     470,9      481,0     507,1     544,7     581,4
--------------------------------------------------------------------------------------------------------
As percentage of GDP :
   Net loan debt                      34,8      34,5      33,2       30,8      29,6      28,9      27,7
   Foreign debt                        6,2       5,0       4,9        4,6       4,4       4,8       5,1
As percentage of gross loan debt:
   Foreign debt                       17,4      14,2      13,8       13,4      13,7      15,4      16,8
--------------------------------------------------------------------------------------------------------

(1.) Forward estimates are based on National Treasury's projections of exchange rates.

(2.) Net loan debt is calculated with due account of the bank balances of the
     National Revenue Fund (balances of government's accounts with the Reserve
     Bank and the tax and loans accounts with commercial banks).

FOREIGN DEBT FALLS TO       Over the same period, foreign debt as a percentage
4,6 PER CENT OF GDP IN      of GDP is estimated to increase to 5,1 per cent.
2005/06 RISING TO 5,1 IN    Foreign debt as a percentage of gross loan debt will
OUTER YEAR                  increase to 16,8 per cent. A more comprehensive
                            picture of government debt since 1995/96 is provided
                            in Table 8 of Annexure B.

                            MATURITY AND COMPOSITION OF GOVERNMENT DEBT

MODERATE DECREASE IN        The average maturity and duration of domestic
MATURITY OF DOMESTIC DEBT   marketable bonds is reflected in Table 5.10. The
                            average maturity has decreased from 8,1 years in
                            2004/05 to 8 years in 2005/06. The weighted average
                            term (duration) of interest and redemption cash
                            flows has increased from 5,2 years for 2004/05 to
                            5,3 years for 2005/06. This can be attributed to the
                            issuance of more medium- and long-term bonds and the
                            growing prevalence of inflation-linked bonds.

                                       Chapter 5: Asset and liability management
--------------------------------------------------------------------------------

TABLE 5.10 MATURITY DISTRIBUTION OF DOMESTIC MARKETABLE BONDS,
           2003/04 - 2005/06

YEARS                    2003/04   2004/05         2005/06
                                                  ESTIMATES
PERCENTAGE OF TOTAL            PORTFOLIO     FUNDING   PORTFOLIO
----------------------------------------------------------------
0 - 3                       21.6      22.2       4.7        22.0
3 - 7                       33.6      32.7       8.1        25.3
7 - 10                      13.4      16.9      29.7        24.3
10 - 19                     19.5      18.8      50.5        18.8
Longer than 19              11.9       9.4       7.0         9.6
----------------------------------------------------------------
Years
   Average duration(1)       4.9       5.2       7.3         5.3
   Average maturity          8.1       8.1      11.2         8.0
----------------------------------------------------------------

(1.) The weighted average term (duration) of
     interest and redemption cash flows.

The composition of domestic debt, categorised by
instrument, is displayed in Table 5.11.

TABLE 5.11 COMPOSITION OF DOMESTIC DEBT BY INSTRUMENT,
           2002/03 - 2005/06

END OF PERIOD                 2002/03   2003/04   2004/05    2005/06
R BILLION                               OUTCOME             ESTIMATE
--------------------------------------------------------------------
Bonds                           327,9     360,0     395,8      419,9
   Fixed-income                 299,4     314,9     338,7      350,8
   Floating rate                  0,6       7,6       8,8       11,5
   Zero coupon                    2,3       2,3       2,3        2,2
   Inflation-linked              25,6      35,2      44,7       53,6
   Retail                          --        --       1,3        1,8
Treasury bills                   23,3      29,9      36,1       42,0
   Shorter than 91-days(1)        1,2       1,3       1,6        1,5
   91-days                       17,0      23,4      29,3       28,0
   182-days                       5,1       5,2       5,2        7,8
   273-days                        --        --        --        4,7
Other(2)                          0,7       0,6       0,5        0,4
--------------------------------------------------------------------
TOTAL                           351,9     390,5     432,4      462,3
====================================================================

(1.) Mainly 1-day bills issued to the Corporation for
     Public Deposits.

(2.) Loan levies, former regional authorities and
     Namibian debt.

By the end of 2005/06, fixed-income bonds are           FIXED-INCOME BONDS TO
expected to comprise 75,9 per cent, floating rate       MAKE UP 75,9 PER CENT OF
bonds 2,5 per cent and inflation-linked bonds 11,6      DOMESTIC DEBT
per cent of the total domestic debt. Treasury bills
will constitute 9,1 per cent of total domestic debt,
with 3-month bills representing 66,7 per cent of
total treasury bills.

A currency breakdown of foreign debt obligations from   DECLINE IN US DOLLAR
2002/03 is set out in Table 5.12. Among other things,   DEBT
it indicates a decline in US dollar borrowing from a
high of 54,2 per cent in 2002/03 to an estimated 44,2
per cent in 2005/06.

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2006 Budget Review
--------------------------------------------------------------------------------

                            TABLE 5.12 CURRENCY BREAKDOWN OF FOREIGN DEBT,
                                       2002/03 - 2005/06

                            END OF PERIOD          2002/03   2003/04   2004/05    2005/06
                            PERCENTAGE OF TOTAL                                  ESTIMATE
                            -------------------------------------------------------------

                            Euro                      28,2      44,6      42,7       41,1
                            United States dollar      54,2      36,4      43,1       44,2
                            Japanese yen              14,6      15,3      10,2        9,5
                            British pound              2,1       2,6       2,7        2,7
                            Swedish krone              0,5       0,6       0,7        1,7
                            Gold                       0,4       0,5       0,6        0,8
                            =============================================================

                            CONTINGENT LIABILITIES

                            Contingent liabilities of R157,9 billion are
                            disclosed in the consolidated financial statements
                            of national government as at 31 March 2005. This
                            information is summarised in Table 5.13.

                            A guarantees certification committee, made up of
                            officials from the National Treasury, manages the
                            granting of borrowing powers to general government
                            bodies and the issuing of guarantees to state- owned
                            entities. The committee's mandate has been broadened
                            to include all other contingent liabilities that may
                            affect the budget. This committee reviews financial
                            and other risk exposures before making a
                            recommendation to the Minister of Finance.

                            TABLE 5.13 COMPOSITION OF CONTINGENT LIABILITIES,
                                       2002/03 - 2004/05

                            END OF PERIOD                             2002/03   2003/04   2004/05
                            R BILLION
                            ---------------------------------------------------------------------

                            Guarantees                                   69,4      78,1      76,0
                               Domestic                                  47,2      58,8      57,2
                               Foreign                                   22,2      19,3      18,8
                            Road Accident Fund                           23,8      18,5      23,1
                            Post retirement medical assistance           14,3      37,0      37,0
                            Export Credit Insurance Corp. S.A. Ltd.       9,2       7,5       7,5
                            Government pension funds                      3,0       3,0       3,0
                            SASRIA reinsurance cover                      1,0       1,0       1,0
                            Unemployment Insurance Fund                   1,3       2,5       2,5
                            Other(1)                                      0,1       7,5       7,8
                            ---------------------------------------------------------------------
                            TOTAL                                       122,1     155,1     157,9
                            =====================================================================

                            (1.) Mainly represents departmental commitments
                                 relating to capped leave.

NEW GUARANTEES OF R1,6      Government's guarantee exposure in 2005/06 grew by
BILLION IN 2005/06          R1,6 billion, of which R1,5 billion was issued to
                            the Land Bank and R94 million to the Development
                            Bank of Southern Africa.

                            Guarantee fees of R47,8 million were received from
                            state-owned entities in 2005/06. Details of
                            government's guarantee commitments are set out in
                            Table 9 of Annexure B.

                                       Chapter 5: Asset and liability management
--------------------------------------------------------------------------------

STATE DEBT COST

State debt cost is influenced by the volume of debt,
new borrowing requirements, interest rates and the
value of the currency. Trends and projections of
state debt cost between 2004/05 and 2008/09 are set
out in Table 5.14.

TABLE 5.14 STATE DEBT COST, 2004/05 - 2008/09

                                   2004/05      2005/06      2006/07  2007/08  2008/09
R MILLION                          OUTCOME  BUDGET  REVISED    MEDIUM-TERM ESTIMATES
--------------------------------------------------------------------------------------

Domestic                            44 576  47 714   46 699   47 366   47 811   49 067
Foreign                              4 275   5 411    4 461    4 683    5 513    6 649
--------------------------------------------------------------------------------------
TOTAL                               48 851  53 125   51 160   52 049   53 324   55 716
======================================================================================
State debt cost as percentage of:
   GDP                                 3,4    3,5       3,3      3,0      2,8      2,7
   GDP-accrual(1)                      3,8     --       3,5      3,3      3,0      2,9
   Revenue                            14,0   14,4      12,5     11,7     10,8     10,2
--------------------------------------------------------------------------------------

(1.) State debt cost adjusted for the amortisation of discount on bond issues and expressed as a percentage of GDP.

In 2005/06, state debt cost is estimated to be R2       R2 BILLION SAVING IN
billion lower than the budgeted amount of R53,1         STATE DEBT COST
billion, as a result of prudent debt management,
lower borrowing requirements, lower interest rates
and currency appreciation. State debt cost is
estimated at R52 billion in 2006/07, increasing
gradually at an average year-on-year rate of 3,5 per
cent to R55,7 billion in 2008/09.

FIGURE 5.6 STATE DEBT COST CONTINUES TO DECLINE, 1998 - 2009(1)

                      [GRAPHIC]

(1.) The values for 2006 - 2009 are forecasts.

State debt cost as a percentage of GDP is projected     STATE DEBT COST
to decline further to an historic low of 2,7 per cent   DECLINING TO 2,7 PER
in 2008/09 from 5,6 per cent in 1998/99. As a           CENT OF GDP
percentage of revenue and expenditure, debt service
cost will fall to 10,2 and 9,8 per cent respectively
by 2008/09. Measured as a percentage of expenditure,
over the past nine years this decline in debt service
costs has released significant additional resources
for economic development and poverty relief, roughly
equivalent to R100 billion.

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2006 Budget Review
--------------------------------------------------------------------------------

                            The adjusted state debt cost ratios are also shown
                            in Table 5.14. Net government debt on an
                            accrual-adjusted basis is on average 3 per cent
                            lower than the nominal aggregates over the medium
                            term.

                            ASSET MANAGEMENT

STATE-OWNED ENTITIES ARE    Government intends to improve the financial
STRATEGIC DRIVERS OF        performance, operational efficiency and
ECONOMIC GROWTH AND         cost-effectiveness of service provision at
DEVELOPMENT                 state-owned entities. Over the past year the major
                            state-owned enterprises have been focusing on their
                            core functions and planning the disposal of non-core
                            businesses. As strategic drivers of economic growth
                            and development, these entities have begun to invest
                            financial resources in key infrastructure projects
                            that will attract higher levels of sustainable
                            investment in the economy.

                            The National Treasury is conducting an assessment of
                            the treasury operations of state-owned entities,
                            reviewing the mandates of development finance
                            institutions and evaluating policies relating to
                            financial distribution and capital structures.

                            RISK MANAGEMENT DEVELOPMENTS

GOVERNMENT HAS A            As reported in the 2005 Budget Review, the National
COMPREHENSIVE STRATEGY TO   Treasury has widened the scope of risk management
MANAGE RISK                 from a market risk analysis of the state's debt
                            portfolio to a government-wide risk management
                            approach. Substantial progress has been made in this
                            regard.

                            Management of debt exposes government to market,
                            liquidity, counterparty credit and operational
                            risks. Market risk is managed through a balanced
                            choice of fixed, floating and index-linked debt, and
                            a preferred level and composition of foreign debt.
                            Liquidity risk is actively managed through
                            maintaining a smooth debt maturity profile and
                            regularly updating forecasted cash flows. Credit
                            risk related to investments is managed within
                            approved limits. Social, economic and political
                            factors that may affect South Africa's international
                            credit rating are monitored. The risk associated
                            with the issuing of financial guarantees by
                            government is managed by establishing risk ratings
                            for guaranteed counterparties.

                                                                               6

POLICY PRIORITIES AND PUBLIC SERVICE DELIVERY

South Africa's development challenge is not limited to more rapid growth - it is also about broadening participation and accelerating the pace of social advancement.

The 2006 Budget proposals give greater impetus to social development and public service delivery, continuing the strong focus on reducing poverty and extending basic services to all South Africans. Additional support targets a wide range of expanded programmes in housing, education, health, skills development, social security, justice and fighting crime.

Government recognises the need to moderate consumption expenditure and ensure that investment enjoys priority in the allocation of available resources. A structural acceleration of growth, if it is to be sustained and shared by all, must rest on both broad-based capital formation and efficient public service delivery. Major public infrastructure investments are planned for the period ahead, and initiatives to improve the quality and efficiency of public administration are being strengthened.

South Africa's main "network industries" - transport, communications, water and energy supply - confront a series of complex strategic challenges with long-term consequences for growth and development. Several investment programmes, industrial policy initiatives and regulatory reforms aim to ensure that both infrastructure capacity and improved economic performance underpin accelerated economic growth and rising living standards.

African development and peacekeeping initiatives, as part of government's broad international efforts to encourage peace and security, receive further support over the period ahead.

SHARED GROWTH: MEDIUM-TERM POLICY PRIORITIES

GROWTH, ECONOMIC PARTICIPATION AND SOCIAL DEVELOPMENT

South Africa's economic and social policies flow from   BUDGET REFLECTS
the democratic values and respect for human dignity     PROGRESSIVE
enshrined in the Constitution. Through the annual       IMPLEMENTATION OF
budget, Government seeks to ensure that social and      SOCIAL, ECONOMIC RIGHTS
economic rights are progressively realised, that the
legacy of historical injustice is redressed, and that
future generations will enjoy the fruits of
broad-based development and robust economic growth.

In keeping with leading international approaches to
development, Government's growth strategy focuses
both on physical investment

2006 Budget Review
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                            and on human capital. It fosters a climate for
                            robust and sustained investment in productive
                            capacity, and it promotes investment in people's
                            skills and well-being.

THE GROWTH CHALLENGE        But circumstances differ from one country to
INCLUDES ADDRESSING         another, and South Africa's development strategy and
HISTORICAL BARRIERS TO      priorities must also take account of the
BROAD-BASED                 post-apartheid landscape. This includes historically
DEVELOPMENT                 fragmented governance arrangements, barriers to
                            black land and business ownership, highly uneven
                            education and training systems, and inefficient
                            spatial planning and infrastructure networks. The
                            policy framework summarised in this chapter seeks to
                            overcome the barriers to growth embedded in this
                            inherited legacy, and to open up opportunities that
                            have historically been denied to the majority of
                            South Africans.

                            As outlined in Chapter 2, South Africa's economic
                            performance has steadily improved over the past five
                            years, and a coordinated initiative aimed at
                            sustained annual growth of 6 per cent or more is
                            under way. However, there are sharp divisions
                            between the modern economy and marginalised
                            communities, between formal employment and the
                            insecurity of the unemployed, between rich and poor.

CAUSES OF UNEMPLOYMENT      The causes of unemployment are embedded in both the
INCLUDE SPATIAL             physical and sectoral structure of the economy,
FRAGMENTATION AND SKILLS    shaped for so long by barriers to urbanisation and
SHORTFALLS                  modernisation, and the distribution of skills and
                            human capability, also held back for decades by
                            apartheid policy and structures.

                            Economic growth has accelerated since 2001 from
                            about 3 per cent a year to just below 5 per cent,
                            raising the pace of job creation to about 350 000 a
                            year at present. The widening social security net
                            now provides income support to 10 million people.
                            Basic water, sanitation, housing and electricity
                            services contribute significantly to poverty
                            reduction. The policy framework outlined below
                            builds on these foundations, while highlighting
                            several more complex challenges to be addressed if
                            the momentum of growth and development is to be
                            sustained and reinforced.

                            MEDIUM-TERM BUDGET PRIORITIES

SUSTAINED GROWTH DEPENDS    The 2006 Budget presents a series of proposals to
ON CAPITAL FORMATION AND    accelerate and deepen social development and public
EFFICIENT SERVICE           service delivery over the period ahead. Government
DELIVERY                    is mindful of the need to moderate consumption
                            expenditure and ensure that investment enjoys
                            priority in the allocation of available resources. A
                            structural acceleration of growth, if it is to be
                            sustained and shared by all, must rest on both
                            capital formation and efficient public service
                            delivery.

                            This chapter provides brief summaries of key social
                            and economic development policy initiatives that
                            extend over the MTEF period.

                            o    A core priority is to strengthen education and
                                 improve performance of the labour market.
                                 Investing in people and ensuring that skills
                                 development complements employment creation are
                                 critical platforms on which to build future
                                 prosperity.

                        Chapter 6: Policy priorities and public service delivery
--------------------------------------------------------------------------------

TABLE 6.1 2006 BUDGET PRIORITIES - ADDITIONAL MTEF ALLOCATIONS

R MILLION                                                      2006/07   2007/08   2008/09     TOTAL
----------------------------------------------------------------------------------------------------

PROVINCIAL EQUITABLE SHARE                                       3 511     9 517    17 853    30 881
   includes school education, health care, welfare services,
   provincial roads, agriculture and economic development
EDUCATION, HEALTH AND WELFARE
Higher education and recapitalisation of FET institutions          350       750     1 300     2 400
Revitalisation of hospitals and forensic pathology services        340       554       657     1 551
Social grants and SA Social Security Agency administration         660       910     1 090     2 660
HOUSING AND COMMUNITY DEVELOPMENT
Housing grants                                                     800     1 200     1 500     3 500
Municipal infrastructure, transport and water schemes            1 180     1 470     3 100     5 750
Community libraries, cultural institutions, sports promotion       170       428       843     1 441
Neighbourhood development partnerships                              50       950     1 500     2 500
Soccer World Cup infrastructure                                    400     1 000     1 600     3 000
ECONOMIC INFRASTRUCTURE INVESTMENT
National roads and rail rehabilitation                             600     1 100     1 800     3 500
Gautrain rapid rail link                                         3 241     2 151     1 736     7 128
Industrial development zones and other infrastructure              445       790     1 050     2 285
INDUSTRIAL DEVELOPMENT, SCIENCE & TECHNOLOGY
Research and Development                                           285       430       640     1 355
Pebble Bed Modular Reactor & NECSA                                 650       120       110       880
Tourism promotion                                                   20        60       100       180
Regulatory capacity                                                199       187       214       600
JUSTICE AND CRIME PREVENTION
Courts administration and capacity                                 350       550       900     1 800
SA Police Service infrastructure and personnel                     509       962     2 095     3 566
INTERNATIONAL RELATIONS AND DEFENCE
Military skills development                                        100       200       300       600
Defence modernisation, IT and infrastructure                       691       940     1 430     3 061
Foreign Affairs capacity and African Renaissance Fund              229       320       367       916
PUBLIC ADMINISTRATION CAPACITY
Maintenance and investment in government accommodation             988     1 095     1 198     3 281
Municipal equitable share & Project consolidate                    563       730       967     2 260
National Treasury - SARS & financial management systems            420       680       840     1 940
Statistics SA                                                      168       123       274       565
Other adjustments                                                1 389     1 789     3 073     6 251
Less: Infrastructure announced in 2005 & savings                -2 922    -3 669    -5 102   -11 693
----------------------------------------------------------------------------------------------------
TOTAL POLICY ADJUSTMENTS                                        15 386    25 337    41 435    82 158
====================================================================================================

o    Alongside an expanded income security net,         FOCUS ON SOCIAL
     shared growth must also involve targeted welfare   SECURITY, HOUSING,
     services and stronger partnerships with            INFRASTRUCTURE AND
     non-governmental welfare organisations.            INDUSTRIAL DEVELOPMENT
     Addressing the impact of HIV and AIDS, care of
     child-headed households and appropriate
     management of children in conflict with the law
     are among the social service priorities.

o    Housing delivery needs to be accelerated,
     together with municipal capacity building, and
     investment by both the public and the private
     sectors to improve the quality of life in poor
     neighbourhoods.

o    Economic infrastructure upgrades will include
     new power generation capacity, rehabilitation
     and expansion of road and rail

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                                 transport networks, improved water resource
                                 management and modernisation of communications.

                            o    Industrial development, investment in science
                                 and technology, and employment creation will
                                 receive additional support. Initiatives
                                 promoting small business development and more
                                 effective economic regulation are aimed in part
                                 at bridging the divide between the formal and
                                 informal economies.

REDUCED CRIME,              o    Reducing crime, improving the performance of
STRENGTHENED DIPLOMACY           courts and security services, and improving
IMPROVED PUBLIC                  traffic management and enforcement remain key
ADMINISTRATION                   priorities.

                            o    South Africa continues to extend and deepen its
                                 diplomatic presence on the African continent
                                 and participation in various international
                                 forums. Defence modernisation and military
                                 skills development are boosted over the period
                                 ahead.

                            o    Public administration reform is now strongly
                                 focused on building local government capacity,
                                 training and organisational reforms are under
                                 way across the public service, together with
                                 investment in improved government accommodation
                                 and information systems.

ADDITIONAL ALLOCATIONS      Flowing from these broad policy commitments, the
FLOW FROM BROAD POLICY      2006 Budget proposals include additional allocations
COMMITMENTS                 for the spending programmes and priorities
                            summarised in Table 6.1. Policy considerations
                            underlying these expenditure proposals are discussed
                            in more detail below, together with the anticipated
                            medium-term expenditure trends.

                            CONSOLIDATED GOVERNMENT EXPENDITURE

GOVERNMENT PRIORITIES ARE   A functional classification of consolidated
REFLECTED IN THE            government expenditure is set out in Table 6.2. This
FUNCTIONAL BREAKDOWN OF     takes into account consolidated national, provincial
EXPENDITURE                 and social security fund expenditure, as published
                            in previous years, and also spending by various
                            public entities and government business enterprises.
                            These include 22 sector education and training
                            authorities, the research councils and SA Bureau of
                            Standards, water boards and the Water Services
                            Trading Account, the South African National Roads
                            Agency, the Post Office, the Airports Company, the
                            State Information Technology Agency, the
                            Trans-Caledon Tunnel Authority and various other
                            entities. Explanatory notes on the consolidation are
                            provided in Annexures B and D. A list of all
                            entities included in the consolidation is found in
                            Table D.1.

                            Although local government and some public entities
                            are not accounted for in these aggregates, the
                            projections provide a broader indication than has
                            previously been published of the functional
                            breakdown of general government expenditure and the
                            anticipated trends in consolidated spending over the
                            medium term.

A GROWING SHARE OF          Since 2002/03 there has been a rise in the share of
NON-INTEREST EXPENDITURE    social and economic services in total non-interest
FOR SOCIAL AND ECONOMIC     expenditure. Interest on debt has fallen from 15,3
SERVICES                    per cent of consolidated expenditure in 2002/03 to a
                            projected 9,7 per cent in 2008/09. Consolidated
                            non-interest expenditure increased at an annual
                            average of 13,5 per cent between 2002/03 and 2005/06
                            and is budgeted to grow by 11,6 per cent a year over
                            the next three years.

                        Chapter 6: Policy priorities and public service delivery
--------------------------------------------------------------------------------

TABLE 6.2 CONSOLIDATED GOVERNMENT EXPENDITURE BY FUNCTION, 2005/06 - 2008/09

                                        2005/06   2006/07   2007/08   2008/09   AVERAGE ANNUAL GROWTH
                                        REVISED      MEDIUM-TERM ESTIMATES       2002/03-   2005/06-
R MILLION                              ESTIMATE                                   2005/06   2008/09
-----------------------------------------------------------------------------------------------------

PROTECTION SERVICES                      74 057    79 630    85 578    91 570       10,4%       7,3%
   Defence and intelligence              27 043    27 246    28 062    29 448        8,0%       2,9%
   Police                                30 315    33 859    37 024    40 049       13,1%       9,7%
   Prisons                                9 984    10 900    12 058    12 748        9,0%       8,5%
   Justice                                6 715     7 625     8 434     9 325       11,2%      11,6%
SOCIAL SERVICES                         229 856   262 060   290 013   318 664       14,9%      11,5%
   Education                             83 574    92 112   101 257   110 348       10,5%       9,7%
   Health                                48 770    54 533    59 022    63 897       11,4%       9,4%
   Social security and welfare           73 128    80 615    88 319    96 825       20,8%       9,8%
   Housing                                7 806     9 220    11 202    12 260       11,6%      16,2%
   Community development                 16 577    25 581    30 214    35 334       31,5%      28,7%
ECONOMIC SERVICES                        71 751    84 954    94 049   103 580       12,8%      13,0%
   Water schemes and related             11 386    13 822    12 846    13 585        5,7%       6,1%
   services
   Fuel and energy                        2 824     3 204     3 540     3 940       17,9%      11,7%
   Agriculture, forestry and fishing      8 956    11 490    13 019    13 852       17,0%      15,6%
   Mining, manufacturing and              2 306     2 503     2 673     2 900       22,1%       7,9%
   construction
   Transport and communication           26 502    33 269    39 519    43 625       11,7%      18,1%
   Other economic services               19 777    20 666    22 453    25 678       15,8%       9,1%
GENERAL GOVERNMENT SERVICES              29 258    33 973    36 968    40 805       12,4%      11,7%
AND UNALLOCABLE EXPENDITURE
-----------------------------------------------------------------------------------------------------
ALLOCATED EXPENDITURE                   404 921   460 618   506 608   554 619       13,5%      11,1%
Interest                                 55 728    55 748    56 964    59 596        3,9%       2,3%
Contingency reserve                          --     2 500     5 000     8 000
-----------------------------------------------------------------------------------------------------
CONSOLIDATED EXPENDITURE(1)             460 649   518 866   568 572   622 215       12,1%      10,5%
-----------------------------------------------------------------------------------------------------

(1.) Consisting of national, provincial, social security funds and selected public entities. Refer to Annexure D for a detailed list of entities included.

Within the protection services cluster, expenditure
on defence and intelligence declines as a share of
the total, as outlays on the special defence
procurement programme are phased down, while strong
growth is anticipated in police and justice
functions.

Social services account for 56,9 per cent of            EDUCATION REMAINS THE
allocated expenditure in 2006/07. Education remains     LARGEST CATEGORY OF
the single largest category of spending, followed by    SPENDING
social assistance grant programmes and social welfare
services. Over the next three years, housing and
investment in community development will expand by
16,2 per cent and 28,7 per cent a year respectively,
signalling Government's renewed focus on improving
the quality of life in underserved residential
neighbourhoods.

Within the economic services cluster, spending on       BUDGET PROVIDES STRONG
transport infrastructure is the largest category and    SUPPORT FOR TRANSPORT
will continue to grow strongly over the period ahead,   INFRASTRUCTURE
together with further investment in water schemes and
related services. Spending on "other economic
services", including environmental services and
tourism promotion, labour market services, skills
development and various multi-purpose programmes, has
also increased sharply since 2002/03 and will
continue to expand in real terms.

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                            Infrastructure investment makes up a steadily
                            growing share of general government expenditure. But
                            the greater part of public sector capital formation
                            is undertaken and financed by state-owned
                            enterprises, without recourse to tax revenue.
                            Anticipated investment expenditure by public sector
                            corporations is outlined in Chapter 3, and more
                            details of national and provincial spending plans
                            are set out in Chapter 7.

                            INVESTING IN PEOPLE AND MEETING SKILLS NEEDS

EDUCATION REMAINS THE       Education remains the largest category of government
LARGEST CATEGORY OF         spending, accounting for 20,0 per cent of allocated
SPENDING                    expenditure in 2006/07. Strong growth in
                            occupational training activities financed through
                            the National Skills Fund and sector education and
                            training authorities (SETAs) is also anticipated
                            over the MTEF period.

                            The uneven quality of schooling, weaknesses in
                            education administration, differentiated
                            qualifications and salaries of teachers, and
                            inadequacies in skills development programmes have
                            to be addressed as part of South Africa's strategy
                            for sustained growth and poverty reduction.
                            Initiatives in progress are focused both on
                            expanding the resources allocated to schools and
                            further education institutions, and on addressing
                            institutional and managerial challenges and critical
                            curricular reform needs.

--------------------------------------------------------------------------------
HIGHER EDUCATION FUNDING

The 2006 Budget adds a further R2 billion in funding for higher education institutions, providing for annual average growth of 9,3 per cent over the
7-year period since 2002/03, and a total higher education allocation of R11,8 billion in 2006/07. The additional resources are mainly used for an increase in the block grants to institutions, and to provide for infrastructure development at some of the merged campuses.

NATIONAL STUDENT FINANCIAL AID SCHEME (NSFAS)

Funds available to the NSFAS increased to nearly R1,2 billion in 2005, of which government contributed R864 million. This enabled about 114 000 academically able students who would otherwise be unable to afford to pursue higher education studies to do so. The NSFAS has improved the recovery of loans to reach a level of more than R20 million per month. This allowed for R300 million to be re-injected into the scheme during 2005. The entity is currently developing a new allocations formula in line with higher education needs and transformation imperatives for the equitable distribution of funds. Government's contribution to the NSFAS over the next three years amounts to R3,2 billion, of which approximately 7 per cent is earmarked for teacher education programmes.

SUPPORT FOR FURTHER EDUCATION AND TRAINING COLLEGES

Over the MTEF period, R1,9 billion is proposed for the recapitalisation of further education and training (FET) colleges. The 50 multi-campus institutions offer a variety of vocational education programmes.

In 2005/06, the Department of Education completed work to inform the distribution of the allocation. This included a database of skills and human resource development reports, a database of all programmes offered at public FET colleges, an audit of infrastructure at 223 campus sites and a survey of equipment and information technology availability and utilisation.

A connectivity project will be implemented early in the recapitalisation process. This will provide a network relay between campuses for data transfer,
e-mail and internet usage, support for an information management system and capacity for e-learning functions.

The recapitalisation programme will complement the broader FET college sector plan, which addresses the mission and location of colleges, and the funding framework, and identifies reforms needed to enhance their contribution to skills development.
--------------------------------------------------------------------------------

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                        Chapter 6: Policy priorities and public service delivery
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It has been agreed that schools serving low-income      LOW INCOME SCHOOLS TO BE
communities should no longer charge fees.               PROVIDED WITH INCREASED
Implementation will be phased in by provincial          FUNDING
education departments once the required school-level
data and systems are in place. Increased provincial
equitable share allocations include additional
resources for these schools, further expansion of
enrolment of grade R (preschool) learners, improved
facilities and resources for special needs education,
improved monitoring and evaluation of general
education, and implementation of the new curriculum
for grades 10-12. A national qualification for school
principals has been introduced, along with an
advanced certificate in mathematics, science and
technology education.

Substantial allocations are made in the 2006 Budget
for recapitalisation of further education
institutions, investment in critical teaching skills
and the Dinaledi initiative aimed at creating centres
of excellence in maths and science at 400 high
schools.

The Department of Labour also proposes to develop an    EMPLOYMENT SERVICES TO
employment services system to assist both work          ASSIST WORK SEEKERS
seekers and employers, enhance the occupational
alignment of skills development programmes and
improve the functioning of the labour market. An
integrated and interactive database will be in place
by March 2007.

SOCIAL SECURITY, HEALTH AND COMMUNITY SERVICES

The extension of the child support grant to             MORE THAN 7 MILLION
qualifying children between the ages of 11 and 14 was   RECEIVE CHILD SUPPORT
completed in 2005/06, bringing the estimated number     GRANTS
of child support grant recipients at the end of 2005
to more than 7 million. Income support to poor
families through the old age grant, disability
grants, foster care and child support grants has been
the fastest-growing category of government
expenditure since 2001, and now amounts to 3,4 per
cent of GDP.

--------------------------------------------------------------------------------
INVESTMENT IN HEALTH SERVICES

Improving access to primary health care services is a central policy priority.
Over 700 new clinics have been built; user fees have been removed at primary care level, patient visits increased from 80 million to 100 million over the past four years, and primary health care expenditure has increased by more than
R3 billion in real terms during this period.

The 2006 Budget expands the hospital revitalisation programme. This involves the physical upgrading or replacement of entire hospitals, with subcomponents for medical equipment, hospital management and quality improvement. An additional
R900 million is added to the grant over the medium term, and the previous hospital management and quality improvement grant will be phased into this programme. This will raise national budget support for improvements in provincial hospitals from R1,2 billion in 2005/06 to R2 billion in 2008/09.

Over the next three years 46 hospitals will receive support. The programme includes the complete upgrading of Chris Hani Baragwanath Hospital, construction of two new district hospitals in Soweto, completion of the three rural regional hospitals in the Western Cape, two new 250-bed hospitals in KwaMashu and four replacement hospitals in Limpopo. The larger projects will not be completed within this MTEF period. Although under-expenditure is anticipated in the
2005/06 year, steps are being taken to progressively strengthen programme and project management, and address obstacles to delivery.

In addition, the number of personnel in the health sector is being progressively increased (by 12 240 over the past year). Regional hospitals that offer specialist medical, surgical, obstetric and paediatric services will be strengthened so that each has at least a minimum number of medical specialists.
Increased attention will be given to day surgery and improving outpatient care to improve efficiency.
--------------------------------------------------------------------------------

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2006 Budget Review
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NEW NATIONAL AGENCY TO      In 2006 the South African Social Security Agency
ADMINISTER SOCIAL GRANTS    will take over responsibility for the administration
                            of social grants from provinces. Funding has been
                            provided for investment in improved administrative
                            systems, an inspectorate and an appeals capacity
                            with the Department of Social Development. Reviews
                            have been undertaken of the application of the means
                            test and of the definition of disability for free
                            health care and disability grants, which will assist
                            in improving administrative fairness.

                            Additional initiatives over the period ahead are
                            focused on the social development and welfare needs
                            of vulnerable groups. Recently enacted legislation
                            requires progressive extension of services to older
                            persons, improved protection of children, and
                            appropriate management and care of children in
                            conflict with the law. These are far-reaching
                            reforms, with implications both for provincial
                            social development services and several national
                            departments. Strong growth in provincial spending on
                            welfare services is anticipated over the period
                            ahead.

HOME AND COMMUNITY BASED    Following the realignment of salaries in the health
SERVICES TO BE EXPANDED     sector, employment of health staff has increased by
                            12 240 since March 2004. A phased expansion of
                            employment in several areas of basic social service
                            delivery is also in progress. Supplementary funding
                            has been allocated to provinces for expanding home-
                            and community-based care services, along with
                            support for early childhood development programmes.
                            More funding has been set aside for encouraging
                            greater local participation in sports.

--------------------------------------------------------------------------------
EXPANDED PUBLIC WORKS AND EMPLOYMENT PROGRAMMES

Government's expanded public works and employment programmes aim to create 1 million work opportunities for the unskilled, marginalised unemployed over five years. At least 40 per cent of jobs are targeted for women, 30 per cent for youth and 2 per cent for disabled workers. In its first year, a total of 3 734 projects were registered for the expanded public works programme, involving expenditure of R3,24 billion and creation of 176 000 net work opportunities
(i.e., additional jobs to those that would have been created if the projects had been undertaken through machine-intensive methods).

Expanded public works and employment programmes cover four priority sectors:

o    Infrastructure projects - Funds are allocated through the municipal infrastructure grant and the provincial infrastructure grants. Activities include maintenance of low-volume roads, trenching, storm water drains and sidewalks.

o    Environmental programmes - Initiatives include the Working for Water and
     Working on Fire projects, and a wide range of local environmental improvement efforts.

o    Social service programmes - Projects include partnerships with non-governmental organisations for home-based community care and early childhood development, expanded employment of community health workers through local clinics and hospitals.

o    Income-generating activities - Economic sector projects include food security projects, arts and crafts, agro-processing and local call centres.

Funds for these programmes are allocated to national departments, provinces and municipalities through the normal budgeting process, with support for labour-intensive methods and appropriate technical and administrative oversight.
--------------------------------------------------------------------------------

                            The 2006 Budget provides substantially increased
                            allocations for investment in hospital facilities,
                            boosting health personnel numbers and improving
                            emergency medical services. Primary health care
                            services will be further strengthened, together with
                            environmental

108

                        Chapter 6: Policy priorities and public service delivery
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health services under municipal administration.
Several national health care initiatives will also be
reinforced, including a coordinated response to
multiple-drug resistant tuberculosis,
interdepartmental coordination to address water and
vector-borne diseases, and further reinforcement of
HIV and AIDS prevention and treatment programmes. An
estimated 112 000 patients were enrolled for
anti-retroviral therapy by December 2005, and good
progress has been made in reducing the incidence of
malaria.

HOUSING AND NEIGHBOURHOOD DEVELOPMENT

Government has adopted a comprehensive plan for         COMPREHENSIVE PLAN FOR
sustainable human settlements - building on the         SUSTAINABLE HUMAN
established housing subsidy programme, extending        SETTLEMENTS RECEIVES
further support for social housing initiatives and      MAJOR NEW FUNDING
accelerating the upgrading of informal settlements.
Over the next three years R23 billion will be spent
on the integrated housing settlement grant,
contributing to over 500 000 new or improved housing
units. Investment in municipal roads and transport
facilities, electrification, water services and
sanitation will also receive additional funds. In
keeping with the objectives of the expanded public
works programme, labour-intensive approaches will be
adopted in many of these activities.

In recognition of the rapid pace of urbanisation,
particularly in faster-growing coastal cities, special
attention has been given to the enhancement of
institutional capacity at local government level.
Deficiencies in municipal planning and project
management are acknowledged constraints. More rapid
progress will depend in part on improved professional
and technical capacity, sound financing arrangements
and stronger management systems.

--------------------------------------------------------------------------------
PROGRESS WITH LAND RESTITUTION

Progress in the settlement of land restitution claims up to the end of January
2006 is as follows:

There were 79 696 claims lodged with the National Land Claims Commission, of which 68 730 claims have been settled, benefiting 186 862 households. Some 1 007
247 hectares have been restored to claimants at a total cost of R2,2 billion. In addition, more than R2,3 billion has been paid out as financial compensation to urban claimants.

Of the 68 730 claims settled, 18 749 were for land restoration on which development took place in both urban (15 060) and rural (3 689) areas. About 12 per cent of claims settled were rural and 88 per cent were urban. The outstanding urban claims are prioritised for settlement by 2006/07. The remaining rural claims (7 000) are scheduled for settlement by March 2008. The
Department of Land Affairs has allocated grants amounting to R677 million for the planning and development of the land delivered to the claimants.
--------------------------------------------------------------------------------

The Financial Sector Charter creates substantial new    FINANCIAL SECTOR CHARTER
opportunities for bridging South Africa's economic      CREATES OPPORTUNITIES TO
divide. Its point of departure is that lasting          BRIDGE ECONOMIC DIVIDE
foundations for social and community development need
to be built on the joint mobilisation of public and
private sector resources. Against a background in
which housing the poor was presumed to be a state
responsibility, community development was a
bureaucratic function and business activity in
low-income neighbourhoods was left to the informal
sector, this is largely new territory. It requires
new thinking, new policies, new project designs and
new institutions.

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2006 Budget Review
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--------------------------------------------------------------------------------
NEIGHBOURHOOD DEVELOPMENT PARTNERSHIP GRANT

In support of the development of sustainable human settlements, a new grant for neighbourhood development projects will be introduced in 2006, with a budget of
R2,5 billion over the MTEF period.

The new programme will support partnership projects that mobilise private and public sector investment in the construction of new and improved community facilities, including public parks and recreational spaces; transport facilities such as bus stops, taxi ranks and pedestrian links; buildings for government administrative, welfare and social services; trading facilities and infrastructure for lease or development as commercial premises; and buildings or structures for community purposes. Its aim is to accelerate improvements in living conditions and economic activity in townships and under-served residential neighbourhoods.

The programme will include technical assistance to help municipalities design these projects. This assistance will be targeted to identify potential sites for node development; assess the need for community facilities; undertake feasibility studies and project design and costing; tender for private partners and arrange co-funding; and obtain the necessary planning and building plan approvals.

In keeping with the principles of the Financial Sector Charter, Government seeks to support co-financing of transformational local infrastructure investment through this initiative. The neighbourhood development partnership grant will be administered by a new unit in the National Treasury, supported by an advisory committee of both public and private sector specialists.
--------------------------------------------------------------------------------

RURAL COMMUNITIES NEED      The goal is that low-income urban neighbourhoods and
INCOME-GENERATING GROWTH    informal settlements should, over time, attract
AND DEVELOPMENT             investment and improvements that create vibrant
                            residential environments, business opportunities,
                            employment and greater social cohesion. Similarly,
                            in underdeveloped rural communities, infrastructure
                            and services need to be accompanied by
                            income-generating growth and development. Investment
                            in housing stock, backed by appropriately designed
                            lending arrangements, can be well-targeted to the
                            poor both directly and indirectly, including
                            promotion of secondary housing markets.

                            Alongside reform of the housing policy framework,
                            there is a compelling case for raising the level of
                            government investment in housing and related
                            infrastructure considerably over the decade ahead.

MULTIPLE ASPECTS OF         More rapid progress in community development has
COMMUNITY DEVELOPMENT       several complementary aspects:

                            o    Mobilising Financial Sector Charter resources
                                 through effective infrastructure investment,
                                 housing and community partnerships

                            o    Strengthening city and district planning
                                 departments

                            o    Integrating government investment in social,
                                 community and administrative services into
                                 local development plans

                            o    Encouraging private sector and non-governmental
                                 participation in small business support and
                                 local economic development

                            o    Stepping up housing support and related
                                 infrastructure investment.

                            ECONOMIC INFRASTRUCTURE INVESTMENT

INFRASTRUCTURE              Infrastructure development underpins improved
DEVELOPMENT UNDERPINS       residential living conditions, expanded industrial
IMPROVED LIVING             investment and job creation. There are also
CONDITIONS, JOB CREATION    investment requirements and regulatory challenges to
                            address in the main "network industries" -
                            transport, communications, water and energy supply.
                            These sectors involve various government agencies,
                            state-owned enterprises and private sector
                            undertakings, and their

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development is partly dependent on appropriate
cost-recovery through tariffs and other charges.

There are several constraints to more rapid
infrastructure development.

After two decades of relative stagnation, the
construction industry is straining to meet demand in
several respects. Engineering expertise has been
depleted, project management capacity is under stress
and there is upward pressure on prices. With steady
growth in business, these supply constraints will
ease over time, although major projects may need to
draw to some extent on imported engineering capacity.

--------------------------------------------------------------------------------
Upgrading commuter rail infrastructure

South Africa's commuter rail system faces urgent challenges. There are about 2,2 million passenger trips per day on this network, which comprises 3 115 kilometres of track and associated assets, such as power and signalling systems,
478 stations and more than 4 000 coaches.

Trains are often late, security is poor and there are safety concerns. Ageing signalling and track infrastructure and deteriorating rolling stock contribute to the service delivery challenges. The low fare structure contributes less than a third of total costs, requiring government subsidies to cover the balance of operating expenses and capital expenditure. Capital costs in this sector are substantial: a new coach costs R12 million, and refurbishment and upgrading costs range from R2,2 million for a standard coach to R4,7 million for a motor coach.

The 2006 Budget allocates an additional R1,6 billion to the Department of
Transport for passenger rail infrastructure over the MTEF. The table below shows the government subsidies, totalling R11,5 billion over the next three years, with particularly strong growth in allocations for capital investment.

Capital and operational subsidy allocations

                      2002/03   2003/04   2004/05   2005/06   2006/07   2007/08   2008/09
R million                                                        Medium-term estimates
-----------------------------------------------------------------------------------------

Capital subsidy           691       665       655       688     1 030     1 516     2 018
Operational subsidy     1 386     1 679     1 873     2 156     2 152     2 259     2 485
-----------------------------------------------------------------------------------------
Total                   2 077     2 344     2 529     2 845     3 181     3 775     4 503
=========================================================================================

The South African Rail Commuter Corporation (SARCC), an agency of the Department of Transport, has responsibility for ensuring that rail commuter services are provided in the public interest, and is the custodian of commuter rail assets.
Metrorail, a division of Transnet, operates the train service on behalf of the
SARCC.

Over the past two years SARCC has upgraded 868 coaches at a total cost of about
R1,6 billion. In 2006/07 SARCC plans to refurbish more than 500 coaches at a cost of about R2,5 billion. Other infrastructure projects to be undertaken over the medium term include improvements to signalling and telecommunications
(amounting to R4 billion by 2007/08). Railway police are being reintroduced, along with closed-circuit television monitoring at stations, and these are to be rolled out nationally by the South African Police Service and SARCC respectively.

A consolidation of the three passenger rail entities (SARCC, Metrorail and
Shosholoza Meyl) into a single structure has begun. A national commuter rail plan will lay the foundation for optimising public transport modes in metropolitan areas and refocus passenger rail into higher-capacity corridors, ensuring a more sustainable service, improved operations and revenue and proper maintenance of assets.
--------------------------------------------------------------------------------

Broader participation and empowerment in the            EMPOWERMENT NEEDED AND
construction industry must also be achieved. The        CONSTRUCTION INDUSTRY
building and construction sector provides substantial
opportunities for empowerment and new business
development, but it is also important to retain and
fully employ existing professional and specialised
capacity. A key element in the policy response to the
infrastructure development challenge is the
strengthening of engineering faculties and
accelerating student enrolment in engineering and
technical fields.

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--------------------------------------------------------------------------------
GAUTRAIN

The Gautrain Rapid Rail Link, scheduled to begin operation in 2010, is intended to provide a reliable and convenient alternative to the increasingly congested roads connecting Tshwane, Johannesburg and Johannesburg International Airport.

Gautrain is a project of the Gauteng provincial government, registered as a public private partnership (PPP) because its construction and initial operation will be undertaken by a private concessionaire.

In August 2004, the cabinet recognised the project as one of national significance, to be funded on a 50:50 cost-sharing basis between the Gauteng province and national government. An amount of R7,1 billion of the national share is allocated over the next three years. The total development cost to government of the Gautrain project, which takes into account the outcome of public consultations in terms of the National Conservation Act and other regulatory obligations, is R20,0 billion in 2005 prices, with a further R2,4 billion investment to be made by the private sector concessionaire.

This initiative will provide new impetus to the social and industrial development of South Africa's economic heartland, while serving as a catalyst for further modernisation of both public transport and regional planning frameworks. About 93 000 job opportunities are expected to be created during the construction and commissioning phase; an estimated R5 billion in additional economic output will be injected into Gauteng during construction; and 54 000 people will be employed in the operation and maintenance of the system.

Gautrain is procured as a PPP in accordance with National Treasury regulations.
It is a fixed-price contract, within which the private party must deliver the full train service on time, on budget and to the stringent international standards set in the agreement, along with strong black economic empowerment requirements. All cost overruns and delays, in both the development and operating periods, are for the private party's account. Risk associated with anticipated versus actual ridership is shared between the private party and government.
--------------------------------------------------------------------------------

                            Technical progress in the communications sector has
                            made it possible to reduce costs significantly and
                            extend access to basic telephony, radio, television
                            and internet-based communication through market
                            growth. South Africa has diversified radio and
                            television broadcasting and seen rapid growth of
                            cellular telephony and internet services following
                            partial liberalisation, and Telkom's fixed-line
                            service will face competition in the coming year. A
                            rapid expansion of broadband data network
                            availability is planned for the period ahead.

COMMUNICATIONS REGULATORY   Several aspects of the regulatory environment have
ENVIRONMENT STILL           yet to be resolved. For several reasons - not least
EVOLVING                    its contribution to rapid education progress and to
                            creating growth opportunities for other service
                            sector industries - increased competition and lower
                            costs in the communications sector will bring
                            sizeable social and economic benefits to business,
                            government, civil society and households.

R100 BILLION TO BE          In the energy sector, there have also been
INVESTED IN ELECTRICITY     cost-reducing technology advances, but on the other
GENERATION OVER NEXT        hand there are the cost-raising consequences of oil
DECADE                      and gas price trends, and of more stringent
                            environmental standards. Investment of about R100
                            billion over the next decade in electricity
                            generation capacity is planned, to be shared between
                            Eskom and independent power producers, and work is
                            in progress on a nuclear reactor design with
                            potential for global use. In addition, a
                            comprehensive restructuring of the electricity
                            distribution sector is under way.

URGENT INFRASTRUCTURE       Several other pressing issues need to be addressed.
CHALLENGES FACE             There are signs that parts of the electricity
ELECTRICITY SECTOR          reticulation infrastructure are in serious
                            disrepair. There is also an urgent need to
                            accelerate substitution of safer and more efficient
                            energy sources than the widely used paraffin

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and coal or wood-burning stoves for household heating
and cooking. In all of these areas there are
important regulatory and pricing issues to address,
in addition to long-term planning and project
management challenges. There are also various options
to explore for mobilising private sector capacity in
support of public investment, project management and
technology change.

Water infrastructure and services are also undergoing   WATER SECTOR UNDERGOING
considerable restructuring - transfer of                RESTRUCTURING
responsibility for local and regional services to
municipalities, on the one hand, and consolidation of
the main bulk infrastructure systems in a national
water utility on the other. Over time, water charges
may need to rise somewhat in real terms in drier
parts of the country, but there is also scope for
better demand management and systems productivity
improvements.

--------------------------------------------------------------------------------
NATIONAL WATER RESOURCE INFRASTRUCTURE AGENCY

Current arrangements governing the development, augmentation, operations, maintenance and rehabilitation of water resources infrastructure, and its regulation, are in adequate. The Department of Water Affairs and Forestry currently performs all these functions.

Government has decided to establish a consolidated water utility to deal with the development, operations, maintenance and rehabilitation of water resources infrastructure. The Department of Water Affairs and Forestry will retain both the economic and safety regulatory functions.

The rationale for devolving water resource infrastructure management to an agency is that raw water is a strategic and scarce resource with social and economic attributes, supplied on a monopolistic basis in the absence of an effective market mechanism. The sustainable supply of raw water depends on revenue generated on a full cost recovery basis. Water infrastructure management has to operate on a business-like footing, on the strength of an independent balance sheet, a long-term operational mandate and an appropriate risk management framework. The development of water infrastructure requires substantial capital investment, financed primarily through cost recovery from users, rather than taxpayers, on the basis of an economically sound water tariff system.

The agency will be a statutory corporation, mandated and accountable for operational management of national water resources infrastructure through its own legislation, a shareholder agreement and the National Water Resources
Strategy. Government will provide oversight. The development of any major new water resources infrastructure scheme will require a specific project mandate.
The agency will come into operation on 1 April 2008.
--------------------------------------------------------------------------------

The water sector will undergo a broader regulatory      A REGULATORY OVERHAUL IS
overhaul, with associated environmental oversight.      PLANNED FOR THE WATER
Water infrastructure and services involve important     SECTOR
long-term planning, financing and tariff-setting
issues, particularly given South Africa's
circumstances of relative water scarcity and
competing social and economic water needs.

Ensuring that infrastructure policy, planning and
project management do not impede social and economic
development involves, in sum, several complementary
strategic priorities:

o    Improved research, analysis and network systems
     planning, supported by expanded professional and
     technical training

o    Sector-specific policy reforms and institutional
     restructuring in the transport, communications,
     energy and water sectors - and effective
     coordination between national, provincial and
     local authorities

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                            o    Improved regulatory oversight, including
                                 promotion of competition where appropriate, and
                                 oversight of tariff setting and demand
                                 management

                            o    Accelerated investment in infrastructure and
                                 related services, supported by sound long-term
                                 planning, mobilisation of technology advances
                                 and improved project management capacity.

                            INDUSTRIAL DEVELOPMENT AND THE REGULATORY
                            ENVIRONMENT

BUSINESS NEEDS TO           More rapid economic growth requires that South
IDENTIFY AREAS IN WHICH     African businesses identify products and production
IT CAN BE GLOBALLY          techniques in which they can achieve comparative
COMPETITIVE                 advantage in global markets. It also requires a
                            favourable investment environment and sound
                            regulatory arrangements, and the development of a
                            more systematic industrial policy.

                            The state provides a legal framework that governs
                            property rights and promotes sound labour relations.
                            Policy and regulatory arrangements promote good
                            corporate governance, encourage research and
                            development, provide for spatial planning and
                            protect intellectual property. Government provides
                            several industrial support programmes, promotes
                            trade opportunities, encourages foreign direct
                            investment, fosters skills development and oversees
                            immigration policies. Successful industrial policy
                            design and implementation depend also on effective
                            consultation and collaboration between the public
                            and private sectors.

GROWTH INITIATIVE AIMS      These are intricate and difficult aspects of
TO REDUCE CONSTRAINTS       economic development, and are undertaken in various
TO ECONOMIC DEVELOPMENT     ways in different countries. South Africa's current
                            economic growth initiative aims to focus attention
                            on those aspects that are either holding back
                            development potential unnecessarily, or have the
                            potential to open up new opportunities. Special
                            attention has to go to creating employment
                            opportunities and broadening black economic
                            participation.

SMALL BUSINESS SUPPORT      Initiatives focused on small business development
INITIATIVES RECEIVE NEW     and broadening economic participation enjoy priority
ATTENTION                   in the 2006 Budget. These include investment in
                            facilities for informal traders, improving access of
                            small businesses to finance, skills development
                            programmes, land reform and stepped-up support for
                            emerging farmers. Several tax threshold adjustments
                            and administrative reforms will also contribute to a
                            more favourable environment for small enterprise
                            development.

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--------------------------------------------------------------------------------
SCIENCE AND TECHNOLOGY - INVESTING IN FUTURE OPPORTUNITIES

South Africa seeks to strengthen its own research and technology capacity, while also strengthening international partnerships.

PEBBLE BED MODULAR REACTOR (PBMR)

The PBMR is a high-temperature, closed-cycle gas turbine power conversion system that promises to provide an efficient and safe nuclear power generation alternative. Government will own 51 per cent of the total equity in the project, including shares held by the Industrial Development Corporation and Eskom, with the balance held by both local and international investment partners.

During the initial feasibility stage (up to June 2004) R1,45 billion was spent on the development of the PBMR technology and the design of the demonstration power plant and pilot fuel plant. Allocations of R600 million and R580 million were made in 2004/05 and 2005/06, and a further R580 million is budgeted for
2006/07.

The project is organised into three stages:

o    Design, verification and testing: By December 2006 work on the remaining technology and design issues is expected to be finished, the environmental impact assessment and nuclear licensing processes will be completed, and contracts for plant component supply and construction ready for final decision

o    Manufacturing, construction and cold commissioning: construction of the demonstration plant is expected to be completed by June 2010

o    Fuel load and nuclear testing, leading to full commercial operation by December 2012.

LARGE TELESCOPES

In the past 12 months, two major telescopes have gone into operation in South
Africa: the Southern African Large Telescope (SALT) - the most powerful optical telescope in the southern hemisphere - and the High Energy Stereoscopic System -
the most powerful gamma ray telescope in the world. The Karoo Array Telescope will also be developed.

SALT was designed and built at the South African Astronomical Observatory in
Sutherland. The Department of Science and Technology contributed about a third of the total US$36 million finance cost, with partners in Europe, the United
States and New Zealand contributing the balance.

SATELLITE DEVELOPMENT

The Department of Science and Technology is taking the lead in a satellite development project - part of a three-year integrated capacity-building initiative for the aerospace industry. The intention is to increase satellite engineering capacity and launch South Africa's second micro satellite.
--------------------------------------------------------------------------------

Several key projects have been identified for the
period ahead:

o    Development of a biofuels industry

o    Improved coordination of national, provincial and
     local spatial and economic development planning

o    Repositioning of the industrial policy framework
     to include coherent and synchronised sectoral
     initiatives and targets

o    Lowering the costs of telecommunications and
     other information network services

o    Building and growing a business process
     outsourcing and "offshoring" industry

o    Accelerating tourism growth and associated
     business promotion

o    Promoting R&D, in part through targeted science
     and technology expenditure.

Considerable progress has been made over the past       WORK UNDERWAY ON
decade in building economic regulatory capacity.        REGULATORY IMPACT
South Africa has an effective competition authority     ASSESSMENTS
and labour relations institutions, independent bodies
to oversee parts of the energy, transport and
communications

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                            sectors, and an environmental impact assessment
                            framework. Work is in progress on regulatory impact
                            assessments. Further evolution of regulatory
                            institutions, and ensuring that they promote
                            development without unduly inhibiting enterprise, is
                            an integral part of the economic growth agenda.

--------------------------------------------------------------------------------
SUPPORT FOR THE BUSINESS PROCESS OUTSOURCING INDUSTRY

Business services have experienced strong global growth in recent years. The business process outsourcing industry (including IT and technical services, call centre services, financial accounting and administration, human resource functions and data conversion) is a priority for government given its considerable job creation potential.

Drawing on research conducted in collaboration with the Business Trust and the
South African call centre industry, government is developing a support programme for business process outsourcing. Measures under consideration include:

o    Enhancing the benefits of the learnership allowance to lower the costs of training and expand the skills pool required to sustain the industry

o    A funding mechanism to assist in the start-up costs of new activities

o    The development of techno-parks through PPP arrangements.

An initial amount of R70 million has been allocated for the 2006/07 financial year for the development of the business process outsourcing sector support programme.
--------------------------------------------------------------------------------

                            POLICE, THE COURTS AND TRAFFIC ENFORCEMENT

                            Crime prevention and public security are core
                            government responsibilities.

FOCUS ON REDUCTION OF       Government aims to reduce contact crime by 7 to 10
CONTACT CRIME BY 7-10       per cent a year, through concentrating law
PER CENT A YEAR             enforcement operations in identified priority areas,
                            reducing the number of illegal firearms and
                            improving safekeeping of legal firearms, combating
                            substance abuse, and implementing a range of social
                            crime prevention measures targeted at the most
                            vulnerable groups.

                            Progress is being registered in the criminal justice
                            system. In 2004/05 the percentage of cases referred
                            to court and concluded increased for all categories
                            of crime. In addition, government's response to
                            organised crime, corruption and fraud has been
                            reinforced.

--------------------------------------------------------------------------------
A NEW RESERVE POLICE SERVICE

A new reserve police service is being formed, for which an additional R265 million is allocated over the MTEF period. The Department of Safety and Security will appoint approximately 30 000 reserve members over the next three years. The new service is intended to enhance rural safety and security. Active participation of communities will contribute to social cohesion and broadening of the capacity of the security forces.

The new system will provide for the introduction of a rank structure and remuneration. The planned rotational basis may not exceed seven days per month per reservist. There are approximately 30 000 active SAPS reservists and it is envisaged that over time the new reserve service will be drawn from this pool and the present 50 000 South African National Defence Force commando members. It is intended that reserve service levels should be steadily increased over the years ahead.

Reservists will be utilised in four categories: functional policing; support services; specialised support functions (such as doctors, social workers and pilots); and rural and urban safety. Reservists undergo an outcomes-based in-service training programme to enhance their skills and competencies. Reserve members will also be recruited, trained and deployed to form a decentralised capacity for the area crime combating units at police station level, sector policing and other specialist functions, including financial management.
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
RE AGA BOSWA

The Department of Justice and Constitutional Development receives an additional
R1,3 billion over the next three years for enhancing court capacity, and R500 million for improved access to the courts and justice services. A new court management model to enhance administrative capacity is being phased in through a programme called Re Aga Boswa (in Sotho, "we are rebuilding").

Re Aga Boswa introduces professional court managers who assume day-to-day responsibility for the management and running of courts, allowing magistrates and judges to use their time more effectively. The programme will also develop an effective court information management system, and devolve budgetary and decision-making powers to the courts. Implementation of the new model has resulted in the phasing out of regional offices, with their capacity and resources redirected to the courts. A 2003 pilot model in KwaZulu-Natal yielded clear benefits for the judicial system. The model has since been extended to all provinces. Completion of the next phase of the programme will benefit 417 courts nationwide.

The table below shows that in recent years the department has succeeded in increasing the number of cases diverted for alternative resolution outside of the criminal justice system - mainly as referrals to social workers in the
Department of Social Development. Increases are also evident in respect of the conviction rate. Re Aga Boswa will focus court management on case flow, particularly on increasing the number of cases finalised.

NUMBER                              2002/03   2003/04   2004/05
---------------------------------------------------------------
Cases diverted                       14,809    17,937    18,981
Cases finalised                     405,503   393,307   378,405
Cases where verdict is guilty       330,728   328,271   320,938
---------------------------------------------------------------
Conviction rate                       81.6%     83.5%     84.8%
Monthly average outstanding cases   182,218   179,392   187,288
---------------------------------------------------------------

Note: These statistics exclude maintenance cases and traffic offences.
--------------------------------------------------------------------------------

Strengthening of the criminal justice system has
several interrelated aspects, including improved
coordination between departments, improved case flow
management, modernisation of information and
communication technology systems, reducing the
numbers of awaiting trial and awaiting sentence
prisoners. Security at railways, borderlines and
ports of entry and exit is being stepped-up.

The 2006 Budget provides for the appointment of
approximately 800 additional prosecutors as well as
salary alignment with job content. The SAPS plans to
increase employment from 148 970 in 2004/05 to
178 910 in 2008/09, contributing further to both
visible sector policing and improved crime detection.

The 2006 Budget makes provision for construction and    FOUR NEW PRISONS WILL
operation of four new prisons at Rietvlei, Port         HELP ALLEVIATE
Shepstone, East London and Paarl towards the end of     OVERCROWDING
the MTEF period. In addition, four prisons are
already planned for 2006/07. More effective
management of personnel will be achieved through
phasing in a seven-day establishment. Progress is
also being made in developing and implementing
rehabilitation services for prisoners and parolees.

Progress has also been made in building dedicated
capacity to improve road traffic management and law
enforcement, and to streamline the administration and
adjudication of road traffic offences. Rapid growth
in the number of vehicles and the unacceptably high
numbers of serious accidents and deaths on the roads
highlight the importance of this aspect of public
safety and order.

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--------------------------------------------------------------------------------
THE COST OF ROAD ACCIDENTS

On average, 30-35 people die on South African roads each day, another 20 are permanently disabled and 100 are seriously injured. In 2005 there were 11 616 fatal accidents, a 10,9 per cent increase on the 2004 total. The CSIR has estimated that road accidents have an overall annual cost equivalent to R38 billion.

In 2004/05 the Road Accident Fund spent R5,5 billion in settling the claims of road accident victims, and the accumulated claims backlog rose to an estimated
R24 billion.

Driver behaviour and vehicle fitness contribute to most road accidents, and these factors can only be mitigated through consistent and rigorous road traffic management.

The implementation of road traffic management initiatives is largely the responsibility of provinces and municipalities as mandated by the National Road
Traffic Amendment Act (1999). National government's role is to support road traffic management and safety by setting policy and legislation, developing road traffic information systems and promoting innovative road traffic practices and technology.

The Department of Transportation has established the Road Traffic Management
Corporation and the Road Traffic Infringement Agency, which are mandated to support and coordinate road traffic management. The Road Traffic Management
Corporation began operating in 2005, and its immediate priorities include coordinated and targeted campaigns to reduce accidents, better training for traffic law enforcement officers, improving accident and traffic information, and better regulation of drivers' licenses and vehicle roadworthiness.
--------------------------------------------------------------------------------

                            INTERNATIONAL RELATIONS, PEACE AND SECURITY

DIPLOMATIC EFFORTS          South Africa's international engagement is organised
CONTINUE TO EMPHASISE       around four themes: consolidation of the development
AFRICAN PEACE AND           agenda for Africa, cooperation between developing
DEVELOPMENT                 nations, improved global governance and
                            strengthening of bilateral relations. Particular
                            priority goes to work in Africa, including support
                            for the African Union (AU) and its long-term goal of
                            political and economic integration.

                            South Africa now has 116 missions in 102 countries,
                            including representation in 37 countries in Africa.
                            In the context of Government's growth strategy,
                            investment promotion and expanding market access for
                            South African exports and tourism are key foreign
                            relations priorities.

                            The New Partnership for Africa's Development (NEPAD)
                            has been given impetus by support of the G8 leading
                            industrial countries for the Africa Action Plan and
                            the establishment of the Africa Partnership Forum to
                            address difficulties in project implementation. The
                            2006 Budget includes further allocations to the
                            African Renaissance Fund for targeted development
                            projects, as well as support for African regional
                            and multilateral institutions. The African Peer
                            Review Mechanism review of South Africa should be
                            completed during 2006.

STRENGTHENING SUPPORT FOR   South Africa will continue to deepen its support for
THE AFRICAN UNION PEACE     the AU Peace and Security Council, which became
AND SECURITY COUNCIL        operational in December 2003. It aims to establish
                            an African standby force by 2010, made up of five
                            stand-by brigades, one in each region of the AU,
                            supported by an early warning system with national
                            and regional components, and a Peace Fund to support
                            the activities of the Peace and Security Council.

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MILITARY SKILLS DEVELOPMENT

The SANDF operates a voluntary two-year military skills development system
(MSDS). The MSDS has two goals: to enhance the SANDF's mission readiness through annual intakes of young, fit and healthy members, representative of South
Africa's population; and to provide development opportunities for young people.
An additional R600 million is allocated to skills development over the three-year period.

The majority of MSDS recruits are matriculated school leavers between the ages of 18 and 22. Annual intake has increased from 1 817 in 2003 to 4 304 in January
2006 - bringing the accumulated intake to approximately 10 per cent of the
SANDF's current force strength.

The MSDS forms the first career stage in the SANDF's new service system. In their first year of training, all MSDS members undergo basic training before going on to formative training - either as officers or as junior leaders in the non-commissioned officers' cadre - and functional training in specialist combat, technical or support areas. The second year of MSDS service is devoted to continued specialist functional training and operational utilisation. This includes training for pilots and navigators, naval combat officers, divers, fire fighters, catering personnel, communications personnel, VIP drivers and medical orderlies.

Participants may also take up tertiary studies at the Military Academy in
Saldanha. To date, 359 MSDS officers have completed the Certificate in Military
Studies. The majority of MSDS recruits have been found suitable for further contract appointment into the SANDF on completion of their training programmes.
--------------------------------------------------------------------------------

The African Renaissance and International Cooperation
Fund aims to enhance cooperation between South Africa
and other countries, particularly African states,
through the promotion of good governance,
humanitarian assistance, human resources development
and conflict resolution. The fund has contributed to
the peace process in Burundi, a pre-election public
support programme and post-conflict reconstruction
and development in the Democratic Republic of the
Congo, and monitoring the Zimbabwean elections.

The 2006 Budget also provides for further               BUDGET FUNDS SANDF
modernisation of the South African National Defence     MODERNISATION PROGRAMME
Force (SANDF), investment in military infrastructure
and strengthening of the military skills development
system. The SANDF has actively participated in a
range of peacekeeping operations on the African
continent.

PUBLIC ADMINISTRATION REFORM

Economic growth that is not accompanied by improved     A MORE EFFICIENT PUBLIC
productivity and more effective public service          SERVICE IS IMPORTANT FOR
delivery will inevitably lose momentum, and is          ECONOMIC GROWTH
unlikely to contribute to balanced and equitable
development. Public administration reform has several
aspects to it: improved human resource management,
governance and accountability arrangements, use of
management information systems and effective
coordination across government departments, agencies
and levels of administration.

Administrative capacity at the local government level   SUPPORT FOR LOCAL
is a critical priority over the medium term. Under      GOVERNMENT CAPACITY
the auspices of the Department of Provincial and        BUILDING
Local Government, 136 municipalities are under
special review through Project Consolidate.
Initiatives aimed at strengthening both national and
provincial support for improved municipal governance,
performance and accountability include a major
training and capacity-building drive over the next
five years, and recruitment of skilled expertise.

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2006 Budget Review
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LOCAL GOVERNMENT CAPACITY BUILDING

Several initiatives are in progress to improve local level service delivery and management capacity.

o    Project Consolidate provides hands-on support to identified municipalities, focused on five key performance areas: municipal transformation and institutional development, financial viability, basic service delivery and infrastructure, local economic development, and good governance.

o    In April 2005, service delivery facilitators were deployed to 20 Project
     Consolidate municipalities to assist in addressing critical service delivery, local governance and billing-related challenges. Important lessons from this initiative will be carried forward into work in other municipalities in 2006.

o    A national capacity-building framework for local government was adopted in
     2004. A web-based capacity assessment tool was developed to assist municipalities to determine their capacity requirements, with associated timeframes and budgetary allocations. It was piloted in four district municipalities in Mpumalanga and Limpopo and developments are underway to extend it to all municipalities. Financial and infrastructure management training has been provided to employees from selected municipalities and an accredited course on local government has been developed. Good progress was also made in assisting municipalities with the development of asset management plans.

o    The integrated sustainable rural development programme and the urban renewal programme include targeted support for improved local service delivery management. A programme of economic development support for the key urban and rural development nodes has commenced, in partnership with the Business Trust. It will lead in due course to targeted development interventions, based on economic profiles of each nodal area.

o    Since mid-2005, the entire Cabinet has been engaged in a municipal izimbizo campaign of interaction with elected municipal representatives, senior local government officials and ward committee members. Specific action plans to address the challenges in over 100 Project Consolidate municipalities have flowed from these consultations, for implementation in
     2006.

o    A financial management support program for municipalities was established in 2001. It includes the secondment of 30 experienced international advisors to local municipalities to support the piloting of budget reforms, a financial management support grant linked to an internship training programme in economics and finance, and support for the implementation of the Municipal Financial Management Act.

o    The community development worker programme established in 2003 is well under way, and it is foreseen that a total of 2 840 community development workers will be deployed by March 2006.
--------------------------------------------------------------------------------

                            Harmonisation of public service employment
                            arrangements across the three levels of government
                            remains a central reform objective. The phasing in
                            of a new affordable medical scheme arrangement for
                            the public service, known as the Government
                            Employees Medical Scheme, has begun. A policy paper
                            on a unified public service has been prepared and
                            implementation plans are being developed.
                            Initiatives aimed at common standards for
                            governance, financial management and corporate
                            structure of public entities are also under way.

TREASURY TO PUT IN PLACE    The National Treasury is taking the lead in
A NEW INTEGRATED            developing an integrated financial management system
FINANCIAL MANAGEMENT        to replace the present accounting, supply chain
SYSTEM                      management and personnel systems in use by national
                            and provincial departments.

                            The Department of Public Service and Administration
                            has initiated work on scarce skills and managerial
                            challenges in the public service, with particular
                            attention to housing administration, education,
                            health and justice. Implications for management
                            systems, performance evaluation, remuneration and
                            skills development will be reviewed in the year
                            ahead.

120

                                                                               7

DIVISION OF REVENUE AND
MEDIUM-TERM EXPENDITURE
ESTIMATES

The 2006 Medium Term Expenditure Framework (MTEF) provides for strong real growth of expenditure by national, provincial and local government, supporting the objectives of economic growth, broad-based empowerment and social development. The proposed division of revenue takes into account the policy considerations and allocations for priority programmes set out in Chapter 6, and the service delivery responsibilities and fiscal capacities of national departments, provinces and municipalities.

Transfers from national revenue to provinces will increase by 12,1 per cent a year, from R154,5 billion in 2005/06 to R217,5 billion in 2008/09. Increased allocations for provinces provide for improvements in education, health care and social welfare services, and continued growth in infrastructure investment and maintenance spending.

Allocations for national department functions rise from R196,4 billion in
2005/06 to R254,5 billion in 2008/09, and include strong growth injustice and crime prevention, accelerated investment in transport and water infrastructure, and increased funding for social assistance grants and higher education.
Transfers to municipalities increase from R16,9 billion to R35,6 billion over the three-year period, including compensation for loss of the RSC levies.

OVERVIEW OF THE DIVISION OF REVENUE

Building on the policy priorities set out in Chapter    DIVISION OF REVENUE
6, this chapter presents the division of revenue        TAKES INTO ACCOUNT
between the three spheres of government, taking into    FISCAL CAPACITIES OF
account their respective responsibilities and fiscal    GOVERNMENT SPHERES
capacities. It highlights additional allocations over
the MTEF period, covers the composition of national
transfers to provinces and municipalities, and
describes major spending trends.

Annexure E, published as an explanatory memorandum to
accompany the 2006 Division of Revenue Bill,
summarises the recommendations of the Financial and
Fiscal Commission (FFC) for the 2006 Budget, and puts
forward Government's response to those
recommendations. It also provides a detailed account
of the formulas used to apportion resources between
provinces and municipalities, and gives detailed
information on conditional grants - transfers to
provinces and

                                                                             121

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--------------------------------------------------------------------------------

                            municipalities from national departments that are
                            earmarked for specific programmes.

PROVINCIAL AND LOCAL        The division of revenue proposed for the MTEF period
GOVERNMENT GET HALF OF      is set out in Table 7.1, together with the
NATIONALLY RAISED REVENUE   expenditure outcomes in 2002/03 to 2004/05 and
                            revised estimates for 2005/06. After setting aside
                            provision for debt service costs and a contingency
                            reserve, 51,4 per cent of nationally raised revenue
                            is allocated to national departments, 42,3 per cent
                            to provinces and 6,3 per cent to municipalities.

                            Total expenditure from the National Revenue Fund in
                            2006/07 is expected to amount to R472,7 billion, of
                            which R52,0 billion will go to servicing state debt.
                            After setting aside a contingency reserve of R2,5
                            billion, a total of R418,2 billion is divided
                            between the three spheres of government. Excluding
                            provision for future contingencies, non-interest
                            spending is budgeted to grow by an average of 11,3
                            per cent annually, from R367,8 billion in 2005/06 to
                            R507,6 billion in 2008/09.

A CONTINGENCY RESERVE IS    Amounts totalling R4,0 billion are set aside, but
SET ASIDE TO COVER          not yet allocated, to a vote over the MTEF period
UNFORESEEABLE EXPENDITURE   for investment in stadiums in preparation for the
                            2010 Soccer World Cup, and for the implementation of
                            the Government Employees' Medical Scheme. The
                            unallocated contingency reserve rises from R2,5
                            billion in 2006/07 to R8 billion in 2008/09. It
                            includes provision for an Alexkor land claim
                            settlement and capital funding of state-owned
                            enterprises, not yet accurately quantified. The
                            reserve also makes allowance for unforeseeable and
                            unavoidable expenditure in 2006/07, and possible
                            further spending priorities in 2007/08 and 2008/09.

R106,2 BILLION AVAILABLE    Table 7.2 sets out the additional allocations
FOR ADDITIONAL SPENDING     relative to baseline projections derived from the
TO IMPROVE SERVICE          2005 Budget forward estimates for 2006/07 and
DELIVERY AND QUALITY        2007/08, and Treasury projections for 2008/09.(1)
                            Over the next three years R106,2 billion is
                            allocated for additional spending: R22,4 billion in
                            2006/07, R33,3 billion in 2007/08 and R50,4 billion
                            in 2008/09. In addition, a total of R10,5 billion
                            for transport and community infrastructure announced
                            as new initiatives in the 2005 Budget is now
                            allocated to departments.

                            The 2006 MTEF provides for real growth in
                            non-interest expenditure of 7 per cent a year
                            between 2005/06 and 2008/09.(2)

                            ----------
                            (1)  Baseline projections for 2008/09, assuming "no
                                 policy change", represented an average nominal
                                 increase of 7,5 per cent on 2007/08 forward
                                 estimates.

                            (2)  Real growth estimates are based on the
                                 projected GDP deflator (see Table 2.2) as an
                                 index of inflation.

122

            Chapter 7: Division of revenue and medium-term expenditure estimates
--------------------------------------------------------------------------------

TABLE 7.1 DIVISION OF NATIONALLY RAISED REVENUE, 2002/03 - 2008/09

                              2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
                                        OUTCOME              REVISED      MEDIUM-TERM ESTIMATES
R MILLION                                                   ESTIMATE
--------------------------------------------------------------------------------------------------

State debt cost                46 808    46 313    48 851     51 160    52 049    53 324    55 716
Non-interest expenditure      244 716   282 396   319 690    367 816   420 676   465 850   515 552
   Percentage increase          13,7%     15,4%     13,2%      15,1%     14,4%     10,7%     10,7%
--------------------------------------------------------------------------------------------------
TOTAL EXPENDITURE             291 524   328 709   368 541    418 976   472 725   519 174   571 268
   Percentage increase          10,9%     12,8%     12,1%      13,7%     12,8%      9,8%     10,0%
Contingency reserve                --        --        --         --     2 500     5 000     8 000
--------------------------------------------------------------------------------------------------
DIVISION OF AVAILABLE FUNDS
   NATIONAL DEPARTMENTS       129 297   148 142   168 018    196 429   214 964   233 996   254 495
   PROVINCES                  107 317   122 673   137 836    154 528   176 679   196 351   217 481
      Equitable share          93 895   107 538   120 885    135 292   150 753   167 701   187 100
      Conditional grants       13 422    15 135    16 951     19 237    25 926    28 649    30 382
   LOCAL GOVERNMENT             8 102    11 581    13 837     16 859    26 532    30 503    35 575
Equitable share                 4 187     6 350     7 678      9 643    18 058    20 076    22 775
   RSC levy replacement            --        --        --         --     7 000     8 000     9 000
Conditional grants              3 916     5 231     6 159      7 215     8 474    10 428    12 801
--------------------------------------------------------------------------------------------------
TOTAL                         244 717   282 396   319 690    367 816   418 176   460 850   507 552
--------------------------------------------------------------------------------------------------
Percentage shares
   National departments         52,8%     52,5%     52,6%     53,4%      51,4%     50,8%     50,1%
   Provinces                    43,9%     43,4%     43,1%     42,0%      42,3%     42,6%     42,8%
   Local government              3,3%      4,1%      4,3%      4,6%       6,3%      6,6%      7,0%
--------------------------------------------------------------------------------------------------

TABLE 7.2 ADDITIONAL ALLOCATIONS IN THE 2006 MTEF

R MILLION                              2006/07   2007/08   2008/09     TOTAL
----------------------------------------------------------------------------
FUNDS AVAILABLE OVER 2005 BUDGET
NATIONAL DEPARTMENTS                     6 303     9 436    14 742    30 481
PROVINCES                                7 791    13 352    21 806    42 949
Equitable share                          3 511     9 517    17 853    30 881
Conditional grants                       4 280     3 835     3 953    12 068
LOCAL GOVERNMENT                         8 292    10 549    13 887    32 728
Equitable share                          7 543     8 705     9 967    26 215
   RSC levy replacement                  7 000     8 000     9 000    24 000
Conditional grants                         749     1 844     3 920     6 513
----------------------------------------------------------------------------
TOTAL                                   22 386    33 337    50 435   106 158
----------------------------------------------------------------------------
Total excluding RSC levy replacement    15 386    25 337    41 435    82 158
============================================================================

Over the next three years additional allocations of     LARGEST SHARE OF
R30,5 billion are earmarked for national departments,   ADDITIONAL RESOURCES IS
R42,9 billion for provinces and R32,7 billion for       ALLOCATED TO PROVINCES
local government. The sizeable allocation to local
government includes R24 billion in compensation for
the abolition of the RSC levies.

Government expenditure is either authorised through     ALLOWANCE IS MADE FOR A
the main appropriation bill tabled at the time of the   R2,5 BILLION CONTINGENCY
Budget, and subsequent adjustments appropriations, or   RESERVE IN 2006/07
through direct appropriation in terms of provisions
of the Constitution, the Public Finance Management
Act (PFMA, 1999) and other statutes identified in
schedule 5 of the PFMA. Table 7.3 summarises
expenditure on direct charges and appropriated
amounts since 2002/03, and medium-term projections.
For the 2006/07 year, direct charges on the National
Revenue Fund

                                                                             123

2006 Budget Review
--------------------------------------------------------------------------------

                            amounting to R209,6 billion are anticipated, and the
                            main appropriation provides for expenditure of
                            R260,0 billion. Allowance is made for a further R600
                            million that is not yet allocated, and a R2,5
                            billion contingency reserve. Past expenditure
                            against appropriations by vote, amounts proposed for
                            2006/07 and forward estimates for the 2007/08 and
                            2008/09 years are summarised in Table 4 of Annexure
                            B, and set out in detail in the 2006 Estimates of
                            National Expenditure.

TABLE 7.3 MAIN BUDGET APPROPRIATION, 2002/03 - 2008/09

                                2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
                                          OUTCOME              REVISED      MEDIUM-TERM ESTIMATES
R MILLION                                                     ESTIMATE
----------------------------------------------------------------------------------------------------

DIRECT CHARGES TO THE NATIONAL REVENUE FUND
   State debt cost               46 808    46 313    48 851     51 160    52 049    53 324    55 716
   Provincial equitable share    93 895   107 538   120 885    135 292   150 753   167 701   187 100
   Skills development funds       3 259     3 777     4 725      4 934     5 500     6 000     6 500
   Other statutory amounts          874       923     1 035      1 261     1 274     1 358     1 439
   Standing appropriations           30        28        25         22        23        24        26
----------------------------------------------------------------------------------------------------
TOTAL                           144 866   158 579   175 522    192 669   209 599   228 408   250 781
----------------------------------------------------------------------------------------------------
APPROPRIATION BY VOTE
   Main appropriation           143 177   170 248   195 009    223 906   260 026   284 466   310 347
   Adjustments                    4 776     2 929     1 216      5 866        --        --        --
   Contingency reserve               --        --        --         --     2 500     5 000     8 000
   Unallocated amounts               --        --        --         --       600     1 300     2 140
----------------------------------------------------------------------------------------------------
TOTAL                           147 953   173 177   196 225    229 771   263 126   290 766   320 487
Savings and underspending        -1 295    -3 047    -3 206     -3 464        --       --         --
----------------------------------------------------------------------------------------------------
TOTAL EXPENDITURE               291 524   328 709   368 541    418 976   472 725   519 174   571 268
====================================================================================================

                            REVISED EXPENDITURE ESTIMATES

                            REVISED NATIONAL BUDGET ESTIMATES

                            Table 7.4 sets out the main budget expenditure,
                            revised estimates and preliminary outcome for the
                            2004/05 national budget, and the revised estimate
                            for 2005/06. The revised estimates take into account
                            rollovers of unspent funds from the previous year,
                            additional amounts announced in the main budget but
                            not allocated to a vote, allocations for
                            unforeseeable and unavoidable expenditure approved
                            by the Treasury Committee, self-financing
                            expenditure, identified savings and other
                            adjustments.

TOTAL EXPENDITURE OF        Total expenditure in 2004/05 amounted to R368,5
R368,5 BILLION IN 2004/05   billion, which is 0,1 per cent less than the revised
                            budget estimate of R370,1 billion, and 12,1 per cent
                            more than in 2003/04. Debt service costs were R1,6
                            billion less than the original estimate. An amount
                            of R4,3 billion was added to the provincial
                            equitable share allocations and R3,1 billion in net
                            changes to national department appropriations in the
                            adjustments budget, against provision of R3,5
                            billion in the main budget for contingencies and
                            infrastructure projects. Spending amounted to R3,2
                            billion less than the adjusted appropriation by
                            vote.

                            For the 2005/06 year state debt costs are expected
                            to be R1,9 billion less than the budget estimate.
                            The 2005 adjustments appropriation made provision
                            for the following:

124

            Chapter 7: Division of revenue and medium-term expenditure estimates
--------------------------------------------------------------------------------

o    R1,4 billion in unspent funds rolled over from
     2004/05

o    R1,1 billion for infrastructure projects
     anticipated but not appropriated in the main
     budget

o    R1,1 billion for unforeseeable and unavoidable
     expenditure

o    R0,7 billion in respect of self-financing
     expenditure.

The main Treasury Committee allocations in this
adjustments appropriation were for water supplies in
drought-affected municipalities (R311 million), a
contribution to the World Food Programme's relief
efforts in the SADC region (R140 million), a
supplementary amount for the primary school nutrition
programme (R200 million) and drought assistance to
farmers (R120 million).

TABLE 7.4 PRELIMINARY 2004/05 EXPENDITURE OUTCOME AND 2005/06 REVISED ESTIMATE

                                                            2004/05                          2005/06
                                                BUDGET    REVISED   PRELIMINARY    BUDGET   ADJUST-    REVISED
R MILLION                                                ESTIMATE       OUTCOME               MENTS   ESTIMATE
--------------------------------------------------------------------------------------------------------------

DIRECT CHARGES TO THE NATIONAL REVENUE FUND
State debt cost                                 50 432     48 901      48 851      53 125    -1 965     51 160
Provincial equitable shares                    116 594    120 885     120 885     134 706       585    135 292
Skills development funds                         4 300      4 300       4 725       5 000       -66      4 934
Other statutory amounts                            963        975       1 035       1 060       201      1 261
Standing appropriations                             34         44          25          22        --         22
--------------------------------------------------------------------------------------------------------------
TOTAL DIRECT CHARGES                           172 322    175 105     175 522     193 913    -1 245    192 669
--------------------------------------------------------------------------------------------------------------
APPROPRIATION BY VOTE
Main appropriation                             193 082    192 890     196 225     221 406      -590
Adjustments
   Approved rollovers from previous year                    1 988                             1 446
      National departments                                  1 761                               902
      Transfers to provinces                                   30                               387
      Transfers to local government                           197                               158
   Unforeseeable and unavoidable expenditure                1 648                             5 751
      National departments                                  1 648                               580
      Transfers to provinces                                   --                               161
      Transfers to local government                            --                               311
      Denel                                                    --                             2 000
      Road Accident Fund                                       --                             2 700
   Other adjustments                                         -383                             1 758
      Self financing expenditure                              166                               700
      Savings identified by departments                    -1 129                                -5
      Infrastructure investment projects                       --                             1 063
      Other adjustments                                       580                                --
--------------------------------------------------------------------------------------------------------------
SUBTOTAL                                       193 082    196 143     196 225     221 406     8 366    229 771
Contingency reserve                              2 500                              2 000    -2 000
Unallocated                                      1 000                                500      -500
--------------------------------------------------------------------------------------------------------------
TOTAL APPROPRIATION                            196 582    196 143     196 225     223 906     5 866    229 771
Underspending and savings                                  -1 135      -3 206                           -3 464
--------------------------------------------------------------------------------------------------------------
TOTAL                                          196 582    195 008     193 019     223 906     5 866    226 307
--------------------------------------------------------------------------------------------------------------
TOTAL EXPENDITURE                              368 904    370 113     368 541     417 819     4 621    418 976
   Percentage increase over Budget                                      -0,1%                             0,3%
   Percentage increase over previous year                               12,1%                            13,7%
--------------------------------------------------------------------------------------------------------------

                                                                             125

2006 Budget Review
--------------------------------------------------------------------------------

SECOND ADJUSTMENTS          A second adjustments appropriation for 2005/06, to
APPROPRIATION FOR RAF AND   be tabled in February 2006, provides for R2,7
DENEL                       billion to supplement the reserves of the Road
                            Accident Fund and R2 billion in capital funding for
                            Denel. Taking into account anticipated savings and
                            underspending of R3,5 billion, the revised estimate
                            of expenditure in 2005/06 is R419,0 billion, or 0,3
                            per cent higher than the main budget estimate, and
                            13,7 per cent more than the 2004/05 expenditure
                            outcome.

                            REVISED PROVINCIAL EXPENDITURE ESTIMATES

                            A summary account of the provincial budget outcomes
                            for 2004/05 and revised estimates for 2005/06 is set
                            out in Table 7.5.

                            Total provincial expenditure in 2004/05 amounted to
                            R141,9 billion, or 0,9 per cent less than the
                            original budget estimates published by provincial
                            treasuries in February 2004 and 4 per cent lower
                            than the adjusted appropriation for that year. The
                            adjusted appropriations of provinces for 2005/06
                            amount to R164,3 billion, which is an increase of
                            15,7 per cent on the 2004/05 outcome.

TABLE 7.5 REVISED PROVINCIAL EXPENDITURE ESTIMATES: 2004/05 AND 2005/06

                               2004/05                            2005/06
                MAIN BUDGET      ADJUSTED     OUTCOME   MAIN BUDGET      ADJUSTED
R MILLION                     APPROPRIATION                           APPROPRIATION
-----------------------------------------------------------------------------------

Eastern Cape         22 502          22 084    21 598        23 392          23 904
Free State            9 737          10 215     9 706        10 583          11 103
Gauteng              24 872          25 708    24 787        26 604          27 579
KwaZulu-Natal        28 294          29 600    28 039        32 802          33 779
Limpopo              18 316          19 320    18 729        20 643          21 367
Mpumalanga           10 144          10 640    10 032        11 297          12 027
Northern Cape         3 486           3 480     3 321         3 721           3 993
North West           11 469          11 855    11 111        12 843          13 529
Western Cape         14 475          15 016    14 610        16 389          16 972
-----------------------------------------------------------------------------------
TOTAL               143 294         147 919   141 933       158 274         164 254
===================================================================================

                            MEDIUM-TERM EXPENDITURE ESTIMATES: NATIONAL VOTES

NATIONAL DEPARTMENT         The 2006 MTEF provides for spending on national
SPENDING OF R214 BILLION    votes of R214,9 billion in 2006/07, R233,9 billion
IN 2006/07                  in 2007/08 and R254,5 billion in 2008/09, excluding
                            conditional grants. With effect from 2006/07, social
                            assistance grants will be administered by the South
                            African Social Security Agency and will no longer be
                            financed through conditional grants or appear on
                            provincial budgets. The provincial share of the
                            overall budget decreases accordingly.

                            To allow for consistent comparison of trends,
                            adjustments are backdated to 2002/03 in the tables
                            below where possible.

                            Table 4 of Annexure B sets out past expenditure by
                            national votes, and the proposed allocations for the
                            MTEF period, together with conditional grant
                            allocations for provinces and municipalities.
                            Details are provided in the Estimates of National
                            Expenditure, together with

126

            Chapter 7: Division of revenue and medium-term expenditure estimates
--------------------------------------------------------------------------------

discussion of legislative and policy developments,
programme objectives and service delivery targets.

Significant adjustments to national department
allocations are briefly noted below.

CENTRAL GOVERNMENT ADMINISTRATION

Table 7.6 sets out past expenditure and medium-term     PRESIDENCY TO STRENGTHEN
allocations of the central government administration    RESEARCH AND POLICY
departments. Budget allocations to the Presidency for   CAPACITY
the period ahead include provision for strengthening
research and policy capacity, and the initiation of a
national income dynamics survey to improve monitoring
and analysis of household income and poverty trends.
Parliament receives upward adjustments for enhancing
internal capacity and improved support for committee
work.

TABLE 7.6 CENTRAL GOVERNMENT ADMINISTRATION: EXPENDITURE BY VOTE, 2002/03 -
2008/09

                                  2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
                                            OUTCOME              REVISED      MEDIUM-TERM ESTIMATES
R MILLION                                                       ESTIMATE
------------------------------------------------------------------------------------------------------

APPROPRIATION BY VOTE(1)
The Presidency                        139       143       168        193       256       270       279
Parliament                            307       449       581        500       782       836       882
Foreign Affairs                     2 371     2 164     2 393      2 612     3 042     3 409     3 646
Home Affairs                        1 430     2 022     2 069      2 941     2 800     3 054     3 743
                                    6 570     9 456    13 138     15 978    24 903    27 824    31 453
Provincial and Local Government
   Local government equitable       4 187     6 350     7 678      9 643    18 058    20 076    22 775
   share
   Grants to local government       1 959     2 593     4 902      5 947     6 465     7 349     8 253
   Grants to provinces                241       260       220         41        --        --        --
Public Works                        1 745     2 025     2 244      2 149     3 080     3 495     3 873
   Grants to local government         260       262        --         --        --        --        --
------------------------------------------------------------------------------------------------------
                                   12 562    16 258    20 594     24 373    34 864    38 888    43 875
STATUTORY APPROPRIATIONS
The Presidency                          2         2         2          2         2         2         2
Parliament                            173       191       204        212       229       241       254
------------------------------------------------------------------------------------------------------
TOTAL                              12 737    16 451    20 800     24 587    35 096    39 131    44 131
======================================================================================================

(1.) Departmental MTEF allocations now include provision for government accommodation costs, formerly budgeted on the Public Works vote. The reported outcomes for 2002/03 - 2005/06 in this table include corresponding shifts of expenditure from Public Works to other departments, for comparability.

The Department of Foreign Affairs receives a further    INCREASES FOR THE
R229 million in 2006/07, R320 million in 2007/08 and    AFRICAN RENAISSANCE FUND
R367 million in 2008/09, mainly to recapitalise the     AND CONTRIBUTIONS TO THE
African Renaissance Fund, contribute to the African     AU
Union (AU) and acquire properties abroad for
diplomatic purposes. These adjustments will also
contribute to covering South Africa's increasing
representation in Asia, and the construction of a new
headquarters for the department.

The turnaround strategy implemented by the Department
of Home Affairs receives an additional R410 million
over the medium term. The Independent Electoral
Commission receives further support

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                            amounting to R18 million, R30 million and R420
                            million over the respective years of the MTEF to
                            cover costs related to preparation of the 2009
                            national and provincial elections.

                            Allocations to the Provincial and Local Government
                            vote include the local government equitable share,
                            the municipal infrastructure grant (MIG) and support
                            for municipal capacity-building initiatives.
                            Additional funding of R45 million for Project
                            Consolidate is provided, and upward adjustments are
                            made for the Commission on the Resolution of
                            Traditional Disputes, and the Commission on
                            Cultural, Religious and Linguistic Communities.

R1,9 BILLION FOR THE        Expenditure previously included on the Public Works
DECENTRALISATION OF         vote for maintenance of government accommodation,
OFFICE ACCOMMODATION        rates and municipal charges and property leases has
                            been devolved to client departments with effect from
                            2006/07. The devolved allocations include an
                            additional R1,9 billion to contribute to improved
                            maintenance and adjustments in leasing costs, while
                            a total of R300 million is retained for the Tshwane
                            inner-city development programme. An additional R380
                            million is allocated for rehabilitation and
                            construction of improved facilities at border posts.

--------------------------------------------------------------------------------
TRANSFER OF ACCOMMODATION-RELATED BUDGETS

For nearly 40 years the Department of Public Works has been the custodian of the state's immovable assets. This includes providing accommodation to national departments and various national government agencies, either through state-owned facilities or leasing of privately owned office accommodation.

While this has the advantage of consolidating property management capacity in a single administration, it meant that departmental managers were not accountable for the infrastructure and accommodation at their disposal. The accountability requirements of the Public Finance Management Act call for reforms to the financial management of government property and accommodation services. In line with the act, a phased devolution of accommodation-related budgets to national user departments will be implemented from 1 April 2006. The Department of Public
Works (DPW) will, in turn, charge departments for the provision of accommodation services.

The DPW will use the income generated through a trading account to manage, maintain and replace state-owned properties, and pay for leases on behalf of national departments to third parties.

Departments will be required to pay an accommodation charge for the utilisation of state-owned facilities, and will reimburse the DPW for leasing costs incurred on their behalf. The DPW will continue to exercise ownership responsibility for state property, including payment of municipal rates.
--------------------------------------------------------------------------------

                            FINANCIAL AND ADMINISTRATIVE SERVICES

NATIONAL TREASURY TO        The additional R543 million in 2006/07, R859 million
REPLACE OUTDATED            in 2007/08 and R1 billion in 2008/09 allocated to
FINANCIAL SYSTEMS           the National Treasury includes funds for the
                            replacement of outdated financial management
                            systems. Of these adjustments, allocations of R220
                            million, R330 million and R420 million are made to
                            SARS to strengthen revenue collection and customs
                            operations.

                            An additional R45 million is allocated to the
                            Department of Public Enterprises over the next three
                            years, mainly to strengthen internal capacity and
                            contribute to parastatal restructuring initiatives.
                            An amount of R580 million is provided in 2006/07 as
                            funding for the pebble-bed modular reactor company.

                            The 2006/07 allocation to Public Service and
                            Administration includes R76 million to implement a
                            new incapacity leave and ill-health

128

            Chapter 7: Division of revenue and medium-term expenditure estimates
--------------------------------------------------------------------------------

retirement framework for the public service, and R210
million is provided over the MTEF to strengthen
departmental capacity.

--------------------------------------------------------------------------------
GOVERNMENT EMPLOYEES' MEDICAL SCHEME (GEMS)

Government has established GEMS, a closed medical scheme for public servants, to provide government employees with better-value and affordable access to medical care cover.

Currently about 40 per cent of public servants do not take advantage of the medical scheme membership benefit that is part of the standard employment offer.
The cost of this benefit to the state as employer is more than R5 billion a year, but this expenditure disproportionately benefits higher-income employees.
The main impediment to medical scheme membership appears to be the cost of alternative options.

The introduction of an official government medical scheme is intended to take advantage of the economies of scale available to the state as employer, and of best practice in the design and management of medical schemes. The GEMS benefit plans provide an affordable option for all public service employees.

Member enrolment commenced from 1 January 2006. GEMS offers five benefit plans differentiated by cost and benefits, with member contributions related to income. The 2006 Budget framework sets aside a total of R6 billion over the next three years to allow for the take-up of medical scheme membership by public service employees not currently covered.
--------------------------------------------------------------------------------

Additional allocations to Statistics South Africa
include funding for an improved income and
expenditure survey, and enhancements to labour
statistics and consumer price data series. An
additional R126 million is allocated in 2008/09 for
preliminary work ahead of the 2011 census.

TABLE 7.7 FINANCIAL AND ADMINISTRATIVE SERVICES: EXPENDITURE BY VOTE, 2002/03 -
2008/09

                                2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
                                          OUTCOME              REVISED      MEDIUM-TERM ESTIMATES
R MILLION                                                     ESTIMATE
----------------------------------------------------------------------------------------------------

APPROPRIATION BY VOTE(1)
Government Communication            159       186       211        253       288       319       346
and Information System
National Treasury                 9 863    12 112    13 510     13 958    15 548    18 510    19 769
   South African Revenue          3 502     3 792     4 603      4 254     4 846     5 237     5 559
   Service
   Secret Services                1 329     1 771     2 117      2 330     2 223     2 334     2 444
   Grants to provinces            1 950     2 534     3 348      3 731     4 118     5 324     5 697
   Grants to local government       306       705       586        549       599     1 499     1 700
Public Enterprises                  211        84       679      2 676       683       118       128
Public Service and                  139       156       129        188       326       256       275
Administration
Public Service Commission            62        69        77         92        96       102       107
South African Management             31        37        34         57        59        57        57
Development Institute
Statistics South Africa             376       300       371        711     1 074       930     1 085
----------------------------------------------------------------------------------------------------
                                 10 840    12 944    15 011     17 935    18 075    20 292    21 767
STATUTORY APPROPRIATIONS
State debt cost                  46 808    46 313    48 851     51 160    52 049    53 324    55 716
Provincial equitable share       93 895   107 538   120 885    135 292   150 753   167 701   187 100
----------------------------------------------------------------------------------------------------
TOTAL                           151 543   166 796   184 747    204 387   220 877   241 318   264 582
====================================================================================================

(1.) Departmental MTEF allocations now include provision for government accommodation costs, formerly budgeted on the Public Works vote. The reported outcomes for 2002/03 - 2005/06 in this table include corresponding shifts of expenditure from Public Works to other departments, for comparability.

                                                                             129

2006 Budget Review
--------------------------------------------------------------------------------

                            SOCIAL SERVICES

LIBRARY SERVICES TO         Additional allocations of R58 million, R280 million
RECEIVE A BOOST OVER THE    and R656 million are made to the Department of Arts
NEXT THREE YEARS            and Culture over the next three years. Of these
                            amounts, R565 million is allocated to support the
                            shift of library services from municipalities to
                            provinces, and to provide for recapitalisation of
                            the service in 2007/08 and 2008/09. A baseline
                            adjustment of R170 million is made for cultural
                            institutions. The Pan South African Language Board
                            is allocated an additional R8 million, R10 million
                            and R12 million.

SUPPORT FOR HIGHER          The Department of Education receives an additional
EDUCATION                   R350 million in 2006/07, R650 million in 2007/08 and
                            R1 billion in 2008/09 to increase funding to higher
                            education institutions. The department also receives
                            R35 million, R37 million and R40 million for maths
                            and science teacher development, and the
                            implementation of the new curriculum for grades 11
                            and 12. A further R400 million is allocated for the
                            recapitalisation of further education and training
                            colleges, bringing the total available for this
                            initiative from 2005/06 to 2008/09 to R2 billion.

INCREASED INVESTMENT IN     Additional allocations on the Health vote provide
HOSPITAL INFRASTRUCTURE     for accelerated investment in rehabilitation and
                            revitalisation of hospitals, development of the
                            medical schemes' Risk Equalisation Fund and
                            establishment of forensic pathology capacity in
                            provincial health departments.

TABLE 7.8 SOCIAL SERVICES: EXPENDITURE BY VOTE, 2002/03 - 2008/09

                                2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
                                          OUTCOME              REVISED      MEDIUM-TERM ESTIMATES
R MILLION                                                     ESTIMATE
----------------------------------------------------------------------------------------------------

APPROPRIATION BY VOTE(1)
Arts and Culture                    610       924     1 114      1 129     1 318     1 534     1 976
Education                         9 326    10 557    11 340     12 612    14 129    15 343    16 690
   Grants to provinces              936     1 136       991      1 248     1 713     1 900     2 195
Health                            2 973     3 223     3 523      4 079     4 696     5 006     5 293
   Grants to provinces            6 353     6 783     7 444      8 907    10 033    10 721    11 343
Labour                            1 337     1 072     1 164      1 350     1 513     1 597     1 677
Social Development(2)            30 223    39 357    47 766     55 789    62 005    67 222    73 347
   Grants to provinces               11        --        --         --        --        --        --
Sport and Recreation SA             173       224       283        459       352       399       450
   Grants to local government        84       122       134         --        --        --        --
   Grants to provinces               --        --         9         24       119       154       205
----------------------------------------------------------------------------------------------------
                                 44 642    55 357    65 189     75 417    84 014    91 101    99 434
STATUTORY APPROPRIATIONS
Labour: Skills development        3 259     3 777     4 725      4 934     5 500     6 000     6 500
----------------------------------------------------------------------------------------------------
TOTAL                            47 901    59 134    69 915     80 351    89 514    97 101   105 934
====================================================================================================

(1.) Departmental MTEF allocations now include provision for government accommodation costs, formerly budgeted on the Public Works vote. The reported outcomes for 2002/03 - 2005/06 in this table include corresponding shifts of expenditure from Public Works to other departments, for comparability.

(2.) Includes provision for social grants. The reported outcomes for 2002/03 -
     2005/06 in this table include corresponding shifts of expenditure for comparability.

130

            Chapter 7: Division of revenue and medium-term expenditure estimates
--------------------------------------------------------------------------------

The Social Development vote includes R57,7 billion
for social assistance grants to households in
2006/07, rising to R68,3 billion in 2008/09. Funding
is also provided for the South African Social
Security Agency and establishment of an inspectorate
to contribute to oversight of social security
administration.

JUSTICE AND PROTECTION SERVICES

Revisions to the Department of Defence baselines of     R4 BILLION FOR DEFENCE
R485 million in 2006/07, R1,4 billion in 2007/08 and    MODERNISATION, SKILLS
R2,1 billion in 2008/09 support the infrastructure      AND INFRASTRUCTURE
and equipment modernisation programme, military
skills development and improvements in health
services.

The strategic defence procurement programme stretches
over 12 years, with the final payment due in 2011/12.
Table 7.9 reflects the annual cost projections.
Taking into account revised exchange rate projections
and rescheduling of some payments, the total cost of
the programme is expected to amount to R44,8 billion,
compared with the 2005 Budget estimate of R45,6
billion.

TABLE 7.9 PROJECTED COSTS IN RELATION TO THE ACQUISITION OF STRATEGIC ARMAMENTS

R MILLION         2000/01   2002/03   2002/03   2003/04   2004/05   2005/06
------------------------------------------------------------------------------------

Costs               2 901     4 223     6 342     5 864     4 502     6 331
------------------------------------------------------------------------------------
                  2006/07   2007/08   2008/09   2009/10   2010/11   2011/12    TOTAL
------------------------------------------------------------------------------------
Projected costs     4 536     3 633     3 158     1 160     1 098     1 045   44 793
------------------------------------------------------------------------------------

Additional allocations of R350 million in 2006/07,
R550 million in 2007/08 and R900 million in 2008/09
to the Department of Justice and Constitutional
Development support improved management of court
cases, and efforts to modernise the justice system.

TABLE 7.10 JUSTICE AND PROTECTION SERVICES: EXPENDITURE BY VOTE, 2002/03 -
2008/09

                             2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
                                       OUTCOME              REVISED       MEDIUM-TERM ESTIMATES
R MILLION                                                  ESTIMATE
-------------------------------------------------------------------------------------------------

APPROPRIATION BY VOTE(1)
Correctional Services          7 505     7 850     8 829      9 769    10 631    11 767    12 451
Defence                       19 473    20 505    20 201     23 516    23 830    24 666    25 734
Independent Complaints            36        41        47         55        66        74        83
Directorate
Justice and Constitutional     3 987     4 236     4 670      5 456     6 270     6 953     7 688
Development
Safety and Security           20 380    22 693    25 415     29 361    32 558    35 559    38 483
-------------------------------------------------------------------------------------------------
                              51 381    55 325    59 162     68 157    73 354    79 019    84 439
STATUTORY APPROPRIATIONS
Justice and Constitutional       699       730       829      1 047     1 043     1 115     1 183
Development: Judges and
Magistrates salaries
-------------------------------------------------------------------------------------------------
TOTAL                         52 080    56 055    59 991     69 204    74 397    80 134    85 622
=================================================================================================

(1.) Departmental MTEF allocations now include provision for government accommodation costs, formerly budgeted on the Public Works vote. The reported outcomes for 2002/03 - 2005/06 in this table include corresponding shifts of expenditure from Public Works to other departments, for comparability.

                                                                             131

2006 Budget Review
--------------------------------------------------------------------------------

                            The Department of Safety and Security receives a
                            further R510 million, R962,4 million and R2,1
                            billion over the MTEF period to increase police
                            capacity and introduce a paid reservist system, and
                            to help the SAPS prepare for the 2010 Soccer World
                            Cup.

                            ECONOMIC SERVICES AND INFRASTRUCTURE

ALLOCATIONS SUPPORT         Additional allocations of R109 million in 2006/07,
TOURISM MARKETING AND       R322 million in 2007/08 and R434 million in 2008/09
PROMOTION                   to the Department of Environmental Affairs and
                            Tourism provide for a range of infrastructure
                            projects, and tourism marketing and promotion.

                            The Department of Science and Technology receives
                            additional amounts of R428 million, R465 million and
                            R675 million, mainly for research infrastructure,
                            strategic research and development programmes and to
                            retain and train scientists.

R2,3 BILLION FOR            Additions of R416 million, R565 million and R765
INDUSTRIAL POLICY           million to the baseline allocations of the
DEVELOPMENT                 Department of Trade and Industry are for industrial
                            policy development and industrial development zones.

TABLE 7.11 ECONOMIC SERVICES AND INFRASTRUCTURE: EXPENDITURE BY VOTE, 2002/03 -
2008/09

                                2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
                                          OUTCOME              REVISED      MEDIUM-TERM ESTIMATES
R MILLION                                                     ESTIMATE
----------------------------------------------------------------------------------------------------

APPROPRIATION BY VOTE(1)
Agriculture                         933     1 195     1 408      1 912     1 958     2 193     2 300
   Grants to provinces               24        66       344        410       345       462       484
Communications                      895       850     1 664      1 043     1 280     1 305     1 374
Environmental Affairs and         1 384     1 456     1 661      1 767     2 018     2 413     2 632
Tourism
Housing                           4 218     4 560     4 808      5 256     6 861     8 576     9 451
   Grants to provinces            3 907     4 355     4 589      4 868     6 350     7 938     8 721
Land Affairs                      1 102     1 636     2 022      2 963     4 852     5 678     5 994
   Grants to provinces               --        --         6          8         8        --        --
Minerals and Energy               1 867     1 812     1 876      2 272     2 548     2 717     2 954
   Grants to local government       225       245       196        313       391       407       458
Science and Technology            1 101     1 392     1 633      2 044     2 614     2 908     3 250
Trade and Industry                2 107     2 349     2 522      3 146     3 666     3 958     4 327
Transport                         5 718     6 233     6 680     10 554    12 870    13 599    15 513
   Grants to local government        40         9        --        242       519       624     1 790
Water Affairs and Forestry        3 743     4 251     3 858      3 759     4 477     4 809     5 626
   Grants to local government     1 043     1 295       341        165       500       550       600
----------------------------------------------------------------------------------------------------
TOTAL                            23 071    25 733    28 132     34 714    43 144    48 156    53 422
====================================================================================================

(1.) Departmental MTEF allocations now include provision for government accommodation costs, formerly budgeted on the Public Works vote. The reported outcomes for 2002/03 - 2005/06 in this table include corresponding shifts of expenditure from Public Works to other departments, for comparability.

ADDITIONAL R8,1 BILLION     The Department of Transport is allocated an
FOR ROAD INFRASTRUCTURE,    additional R694 million, R1,2 billion and R1,9
COMMUTER RAIL AND           billion over the next three years for road
PUBLIC TRANSPORT            infrastructure, and for the recapitalisation of
                            passenger rail networks and coaches. Of these
                            allocations, R239 million is earmarked for the
                            restructuring of the RAF, transport regulation, and
                            rural transport strategy. The new public transport
                            infrastructure and systems grant to local government
                            receives R700 million in 2006/07, R1 billion in

132

            Chapter 7: Division of revenue and medium-term expenditure estimates
--------------------------------------------------------------------------------

2007/08 and R1,8 billion in 2008/09. A total of R7,1
billion is allocated as a conditional grant for the
Gautrain rapid rail project.

The Department of Water Affairs and Forestry receives
an additional R599 million in 2006/07, R543 million
in 2007/08 and R1 billion in 2008/09 for the
construction of the De Hoop dam and the refurbishment
of water schemes.

REVISIONS TO THE PROVINCIAL BUDGET FRAMEWORK

ADDITIONAL ALLOCATIONS AND PROVINCIAL POLICY
PRIORITIES

National transfers account for 96,5 per cent of the
resources available to provinces. The remainder is
from own revenue sources, which consist mainly of
motor vehicle license fees, hospital fees and
gambling taxes.

The 2006 Budget provides for total additional           ALLOCATIONS STRENGTHEN
provincial spending of R7,8 billion in 2006/07 and      PROVINCES' ABILITY TO
R13,4 billion in 2007/08 over the forward estimates     PROVIDE SOCIAL SERVICES
published in the 2005 Budget Review, and an increase
of R21,8 billion to the 2008/09 baseline allocation.
The provincial equitable share baselines are revised
upwards by R30,9 billion and conditional grants are
increased by R12,1 billion over the next three years.

Alongside social service priorities, discussed in
greater detail in Chapter 6, the revised provincial
equitable share will also allow for substantial
growth in spending on rehabilitation and maintenance
of provincial roads, agricultural support for
emerging farmers and bolstering provincial tourism.

TABLE 7.12 PROVINCIAL REVENUE, 2005/06 - 2008/09

                                2005/06        2006/07   2007/08   2008/09
                           BUDGET    REVISED      MEDIUM-TERM ESTIMATES
R MILLION                           ESTIMATE
--------------------------------------------------------------------------
TRANSFERS FROM NATIONAL   153 981    154 528   176 679   196 351   217 481
   Equitable share        135 292    135 292   150 753   167 701   187 100
   Conditional grants      18 689     19 237    25 926    28 649    30 382
OWN REVENUE                 5 772      6 787     6 331     6 747     7 087
--------------------------------------------------------------------------
TOTAL                     159 753    161 316   183 011   203 097   224 568
--------------------------------------------------------------------------
Percentage growth
TRANSFERS FROM NATIONAL                          14,3%     11,1%     10,8%
   Equitable share                               11,4%     11,2%     11,6%
   Conditional grants                            34,8%     10,5%      6,0%
OWN REVENUE                                      -6,7%      6,6%      5,0%
--------------------------------------------------------------------------
TOTAL                                            13,4%     11,0%     10,6%
==========================================================================

Provinces have responsibility for the implementation    INCREASED EMPLOYMENT IN
of several social service employment programmes. It     COMMUNITY SERVICES
is anticipated that about R4 billion over the
three-year period will be allocated to
employment-intensive programmes for community health
services, home and community-based care and early
childhood development, and associated training
projects. Conditional grants to provinces include

                                                                             133

2006 Budget Review
--------------------------------------------------------------------------------

                            substantial allocations to support housing
                            development, hospital infrastructure, further
                            education and training colleges, and Gautrain.

                            REVISED PROVINCIAL BUDGET FRAMEWORK

                            Table 7.12 shows the revised provincial budget
                            framework for 2005/06 and the MTEF period.

ALLOCATIONS TO PROVINCES    National transfers to provinces increase from R154,5
GROW BY 12,1 PER CENT A     billion in 2005/06 to R176,7 billion in 2006/07.
YEAR                        Over the three-year period provincial transfers are
                            projected to grow at an average annual rate of 12,1
                            per cent to R217,5 billion in 2008/09. Provincial
                            own revenue, which makes up 3,5 per cent of
                            available resources for provinces, remains broadly
                            stable over the next three years. Table 7.13 sets
                            out the national transfers by province. Further
                            details of the provincial allocations are contained
                            in Annexure E.

TABLE 7.13 TOTAL TRANSFERS TO PROVINCES, 2004/05 - 2008/09

                2004/05        2005/06        2006/07   2007/08   2008/09
R MILLION       OUTCOME    BUDGET   REVISED      MEDIUM-TERM ESTIMATES
-------------------------------------------------------------------------
Eastern Cape     21 490    24 708    24 776    27 453    30 542    33 715
Free State        9 214    10 201    10 239    11 282    12 633    13 898
Gauteng          24 061    25 256    25 362    32 106    34 450    37 815
KwaZulu-Natal    26 515    31 708    31 859    36 018    40 693    45 683
Limpopo          18 279    20 274    20 327    22 612    25 309    28 233
Mpumalanga        9 959    11 009    11 043    12 435    14 035    15 641
Northern Cape     3 386     3 700     3 750     4 367     4 863     5 174
North West       11 284    12 423    12 427    13 999    15 650    17 318
Western Cape     13 648    14 702    14 744    16 407    18 177    20 004
-------------------------------------------------------------------------
TOTAL           137 836   153 981   154 528   176 679   196 351   217 481
=========================================================================

                            Table 7.14 shows the main categories of national
                            transfers to provinces for 2006/07. Total transfers
                            are R176,7 billion, of which 85,3 per cent or R150,8
                            billion is allocated as an unconditional equitable
                            share, and 14,7 per cent or R25,9 billion as
                            conditional grants.

TABLE 7.14 TRANSFERS TO PROVINCES, 2006/07

                EQUITABLE                      CONDITIONAL GRANTS                        TOTAL
                  SHARE     HEALTH     PROVINCIAL     HOUSING   EDUCATION   OTHER(1)
                                     INFRASTRUCTURE
R MILLION                                 GRANT
----------------------------------------------------------------------------------------------

Eastern Cape       24 643      905              742       762         320         81    27 453
Free State          9 595      780              243       523         103         38    11 282
Gauteng            23 362    3 077              408     1 758         226      3 276    32 106
KwaZulu-Natal      32 052    1 601              870     1 048         362         83    36 018
Limpopo            20 616      406              729       521         267         73    22 612
Mpumalanga         11 227      300              317       421         127         42    12 435
Northern Cape       3 452      539              202       105          42         28     4 367
North West         12 347      495              354       613         135         56    13 999
Western Cape       13 459    1 930              253       599         130         36    16 407
----------------------------------------------------------------------------------------------
TOTAL             150 753   10 033            4 118     6 350       1 713      3 713   176 679
==============================================================================================

(1.) Includes grants in the national departments of Agriculture, Land Affairs,
     Sport and Recreation South Africa and Transport.

134

            Chapter 7: Division of revenue and medium-term expenditure estimates
--------------------------------------------------------------------------------

THE EQUITABLE SHARE

The forward estimates for the provincial equitable
share published in last year's budget are revised
upwards by R3,5 billion in 2006/07, R9,5 billion in
2007/08 and R17,9 billion in 2008/09, resulting in
growth of 11,4 per cent between 2005/06 and 2006/07
and 11,4 per cent over the MTEF period. Provincial
equitable share allocations by province, and the
formula for calculating these allocations, are set
out in Part 3 of Annexure E.

TABLE 7.15 PROVINCIAL EQUITABLE SHARES, 2004/05 - 2008/09

                2004/05        2005/06        2006/07   2007/08   2008/09
R MILLION       OUTCOME    BUDGET   REVISED      MEDIUM-TERM ESTIMATES
-------------------------------------------------------------------------
Eastern Cape     19 329    22 326    22 326    24 643    27 189    30 091
Free State        7 887     8 719     8 719     9 595    10 567    11 666
Gauteng          19 847    20 860    20 860    23 362    26 072    29 190
KwaZulu-Natal    23 689    28 502    28 502    32 052    35 957    40 446
Limpopo          16 775    18 463    18 463    20 616    22 993    25 726
Mpumalanga        9 059    10 029    10 029    11 227    12 559    14 086
Northern Cape     2 874     3 142     3 142     3 452     3 790     4 174
North West       10 149    11 151    11 151    12 347    13 669    15 175
Western Cape     11 277    12 100    12 100    13 459    14 906    16 546
-------------------------------------------------------------------------
TOTAL           120 885   135 292   135 292   150 753   167 701   187 100
=========================================================================

CONDITIONAL GRANTS TO PROVINCES

After the transfer of responsibility for social         CONDITIONAL GRANTS
assistance grants to national government, and several   GROW TO R30,4 BILLION
other adjustments to specific grant frameworks,
conditional grants are budgeted to grow from
R19,2 billion in 2005/06 to R30,4 billion in 2008/09.
Growth is mainly due to the upward revision of some
conditional grants, along with the introduction of
the forensic pathology services grant, and the
further education and training college sector grant.

The integrated housing and human settlement             HOUSING PROGRAMME
development grant is allocated an additional            ALLOCATED R23,0 BILLION
R3,0 billion over the next three years to implement
the comprehensive housing strategy. In total, the
housing programme is allocated R23,0 billion over the
next three years.

The hospital revitalisation grant, which assists
provinces to transform and modernise infrastructure
and equipment, is allocated an additional R900
million over the next three years, bringing its total
allocation to R5,1 billion.

Table 7.16 sets out all the conditional grants to
provinces over the MTEF period. A detailed
explanation of each conditional grant is contained in
Annexure E.

                                                                             135

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 7.16 CONDITIONAL GRANTS TO PROVINCES, 2005/06 - 2008/09

R MILLION                                               2005/06   2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------

AGRICULTURE                                                 410       345       462       484
   Agricultural disaster management grant                   120        --        --        --
   Comprehensive agricultural support programme grant       250       300       415       435
   Land care programme grant: poverty relief and             40        45        47        49
   infrastructure development
EDUCATION                                                 1 248     1 713     1 900     2 195
   Further education and training college sector             --       470       595       795
   recapitalisation grant
   HIV and AIDS (life skills education) grant               136       144       152       162
   National school nutrition programme grant              1 112     1 098     1 153     1 238
HEALTH                                                    8 907    10 033    10 721    11 343
   Comprehensive HIV and AIDS grant                       1 150     1 567     1 646     1 735
   Forensic pathology services grant                        271       525       551       467
   Health professions training and development grant      1 520     1 520     1 596     1 676
   Hospital revitalisation grant                          1 256     1 440     1 707     1 983
   National tertiary services grant                       4 709     4 981     5 221     5 482
HOUSING                                                   4 868     6 350     7 938     8 721
   Integrated housing and human settlement                4 868     6 350     7 938     8 721
   development grant
LAND AFFAIRS                                                  8         8        --        --
   Land distribution: Alexandra urban renewal project         8         8        --        --
   grant
NATIONAL TREASURY                                         3 731     4 118     5 324     5 697
   Provincial infrastructure grant                        3 731     4 118     5 324     5 697
PROVINCIAL AND LOCAL GOVERNMENT                              41        --        --        --
   Disaster relief grant                                     41        --        --        --
SPORT AND RECREATION SOUTH AFRICA                            24       119       154       205
   Mass sport and recreation participation programme         24       119       154       205
   grant
TRANSPORT                                                    --     3 241     2 151     1 736
   Gautrain rapid rail link                                  --     3 241     2 151     1 736
---------------------------------------------------------------------------------------------
TOTAL                                                    19 237    25 926    28 649    30 382
=============================================================================================

                            CONSOLIDATED PROVINCIAL BUDGET ESTIMATES

                            Table 7.17 sets out actual aggregated expenditure
                            trends for the past three years and preliminary
                            provincial MTEF budgets for the next three years.
                            The MTEF expenditure projections are based on
                            indicative provincial budget figures, and should not
                            be taken as accurate aggregations of the 2006
                            provincial budgets. These budget projections reflect
                            strong alignment with the priorities set out in the
                            2005 Medium Term Budget Policy Statement.

STRONG GROWTH IN            Taking into account the revised provincial equitable
PROVINCIAL EXPENDITURE      shares, conditional grants and provincial own
OVER THE MTEF               revenue, provinces are expected to spend R183,6
                            billion in 2006/07, R203,1 billion in 2007/08 and
                            R223,8 billion in 2008/09. The following key trends
                            emerge:

                            o    Social services spending (which now excludes
                                 social assistance programmes) accounts for 74
                                 per cent of provincial spending.

                            o    Investment in social and economic
                                 infrastructure continues its strong growth over
                                 the next three years. Provinces are currently
                                 spending 62,6 per cent more on capital assets
                                 than in 2002/03.

136

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     Government's infrastructure delivery and
     improvement plan is improving the quality and
     speed of provincial infrastructure, enabling
     provinces to sustain much higher spending plans.
     Provinces plan to spend R51,8 billion over the
     next three years on capital assets.

o    Compensation of employees constitutes 57 per
     cent of total provincial spending because
     education and health are personnel intensive.
     Personnel expenditure is set to grow moderately
     over the next three years, mainly to support
     educator pay progression and career advancement,
     staff improvements in the health sector, and
     broadening of employment in basic social welfare
     and household care services.

TABLE 7.17 CONSOLIDATED PROVINCIAL EXPENDITURE ACCORDING TO FUNCTION, 2002/03 -
2008/09

                                         2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
                                                   OUTCOME              REVISED      MEDIUM-TERM ESTIMATES
R MILLION                                                              ESTIMATE
-------------------------------------------------------------------------------------------------------------

Education                                 53 225    60 353    64 795     71 802    79 277    87 404    95 427
Health                                    33 054    37 172    40 780     46 354    51 707    56 080    60 829
Welfare                                    2 748     3 199     3 628      4 909     5 376     6 296     7 640
Housing and community                      7 502     8 359     8 656      9 812    11 592    13 756    15 049
development
Public works, roads and                   10 560    11 981    13 039     15 198    20 627    22 503    24 270
transport
Other functions                            9 189    10 777    11 035     11 418    14 990    17 024    20 584
-------------------------------------------------------------------------------------------------------------
TOTAL EXPENDITURE                        116 278   131 841   141 933    159 494   183 568   203 062   223 800
TOTAL REVENUE                            113 101   128 932   144 065    161 316   183 011   203 097   224 568
-------------------------------------------------------------------------------------------------------------
SURPLUS (+) / DEFICIT (-)                 -3 177    -2 909     2 132      1 822      -557        35       768
-------------------------------------------------------------------------------------------------------------
ECONOMIC CLASSIFICATION
Current payments                          94 439   105 048   114 204    126 505   142 631   156 478   171 159
   Of which compensation                  73 679    80 710    87 644     94 429   105 786   114 085   121 631
Transfers and subsidies                   14 096    17 227    17 531     20 618    26 251    29 364    32 721
Payments for capital assets                7 743     9 565    10 198     12 371    14 686    17 221    19 920
-------------------------------------------------------------------------------------------------------------
Percentage shares of total expenditure
   Social services                         76,6%     76,4%     76,9%      77,2%     74,3%     73,8%     73,2%
   Other functions(1)                      23,4%     23,6%     23,1%      22,8%     25,7%     26,2%     26,8%
-------------------------------------------------------------------------------------------------------------

(1.) Includes Housing and community development and Public works, roads and transport.

LOCAL GOVERNMENT BUDGET FRAMEWORK REVISIONS

Over the next three years government will work to
reinforce a stable, dynamic and efficient system of
local government that provides more rapid delivery of
quality free basic services to households that cannot
afford them. Building on the successes of the past,
over the medium term government seeks to ensure that:

o    Free basic services (water, sanitation and
     electricity) are provided to all qualifying
     communities

o    A proper waste management system is in place

o    The bucket system is eradicated

o    The built environment develops, with all the
     necessary infrastructure to bring about
     sustainable communities

o    Financial management and the capacity of
     municipalities to delivery quality services is
     deepened

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                            o    The delivery of municipal infrastructure
                                 contributes to job creation.

REVISED LOCAL               The national budget framework adds R8,3 billion in
GOVERNMENT BASELINES        2006/07, R10,5 billion in 2007/08 and R13,9 billion
TO EXPEDITE ROLLOUT OF      in 2008/09 to the local government budget framework.
FREE BASIC SERVICES         Over the next three years, local government
                            equitable share baselines are revised upwards by
                            R1,6 billion to expedite the rollout of free basic
                            services. The revised equitable share also
                            contributes to councillor remuneration and to
                            compensate for removal of the RSC levies.

                            Additional allocations to conditional grants amount
                            to R6,5 billion. These revisions to the local
                            government budget framework should allow
                            municipalities to speed up service delivery and
                            enhance the quality of their services.

TABLE 7.18 NATIONAL TRANSFERS TO LOCAL GOVERNMENT, 2002/03 - 2008/09

                                     2002/03   2003/04   2004/05    2005/06   2006/07   2007/08   2008/09
                                               OUTCOME              REVISED       MEDIUM-TERM ESTIMATES
R MILLION                                                          ESTIMATE
---------------------------------------------------------------------------------------------------------

DIRECT TRANSFERS TO LOCAL GOVERNMENT
EQUITABLE SHARE AND RELATED            4 230     6 623     7 811      9 808    18 558    20 626    23 375
Equitable Share(1)                     4 187     6 350     7 678      9 643    18 058    20 076    22 775
Water and Sanitation Operating            43       273       133        165       500       550       600
INFRASTRUCTURE                         3 472     4 102     5 258      6 302     7 225     9 129    11 801
Municipal Infrastructure Grant         1 865     2 442     4 440      5 436     6 265     7 149     8 053
Public Transport Infrastructure           --        --        --        242       519       624     1 790
and Systems
Local Neighbourhood                       --        --        --         --        50       950     1 500
Development Partnership Grant
National Electrification                 225       245       196        313       391       407       458
Programme
Implementation of Water                  999     1 022       208         --        --        --        --
Services Projects
Disaster Relief                           --        --       280        311        --        --        --
Poverty Relief Funds and other(2)        383       393       134         --        --        --        --
CURRENT TRANSFERS                        400       856       768        749       749       749       400
Restructuring Grant                      151       494       388        350       350       350        --
Financial Management Grant               155       211       198        199       199       199       200
Municipal Systems Improvement             94       151       182        200       200       200       200
Grant
---------------------------------------------------------------------------------------------------------
SUB TOTAL DIRECT TRANSFERS(3)          8 102    11 581    13 837     16 859    26 532    30 503    35 575
---------------------------------------------------------------------------------------------------------
INDIRECT TRANSFERS TO LOCAL GOVERNMENT
Water and Sanitation Operating           656       817       819        904       491       490       531
National Electrification Programme       740       796       819        863       977     1 016     1 143
---------------------------------------------------------------------------------------------------------
SUB TOTAL INDIRECT TRANSFERS           1 396     1 613     1 638      1 767     1 468     1 506     1 673
---------------------------------------------------------------------------------------------------------
TOTAL                                  9 498    13 194    15 474     18 626    28 000    32 010    37 249
=========================================================================================================

(1.) Includes main local government equitable share, replacement of RSC levies and special support for councillor remuneration.

(2.) Includes phasing out of poverty relief grants and Urban Transport Fund.

(3.) Reflects local government's share of the division of revenue.

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--------------------------------------------------------------------------------
MUNICIPAL INFRASTRUCTURE TRANSFERS

Every year the national government makes large transfers to municipalities to support development of infrastructure, particularly in low-income communities.
Funding is targeted to assist the building of township roads, water reticulation, sanitation systems, electricity connections, street lighting, community halls, and other infrastructure needs. The municipal infrastructure grant (MIG) provides the bulk of these subsidies.

The MIG is a conditional grant, under which funds must be spent on infrastructure and in previously disadvantaged areas. The conditions also ensure that it makes use of labour-intensive construction methods in line with the expanded public works programme.

The table below shows aggregate infrastructure grants from national to local government since 1998/99 growing by 24,7 per cent a year to 2005/06, and then rising by 26,2 per cent a year over the MTEF. From 2004, a number of separately administered grants were phased into the MIG, as reflected in the table.

NATIONAL TRANSFERS TO LOCAL GOVERNMENT, 1998/99 - 2008/09

                                 1998/99  1999/00  2000/01  2001/02  2002/03  2003/04  2004/05  2005/06  2006/07  2007/08  2008/09
R MILLION                                                                                                  MEDIUM-TERM ESTIMATES
----------------------------------------------------------------------------------------------------------------------------------

CMIP                                 703      696      851      996    1 723    2 285       --       --       --       --       --
Water Services Project               520      626      725      757      999    1 022      217      139       --       --       --
Community Based Public Works         152      356      374      357      260      262       --       --       --       --       --
Local Economic Development            --       10       78       87      143      117       --       --       --       --       --
Fund
Sport and Recreation Facilities       --       --       --       36       84      122      134       --       --       --       --
National Electrification              --       --       --       --      225      245      251      313      391      407      458
Programme
Urban Transport Fund                  --       30       22       38       40        9       --       --       --       --       --
Municipal Infrastructure Grant        --       --       --       --       --       41    4 481    5 436    6 265    7 149    8 053
Public Transport Infrastructure       --       --       --       --       --       --       --      242      519      624    1 790
& Systems Fund
Neighbourhood Development             --       --       --       --       --       --       --       --       50      950    1 500
Partnership Grant
Other                                 --       --        6       33       --       --      280      311       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                              1 375    1 718    2 056    2 304    3 474    4 103    5 363    6 441    7 225    9 129    11801
==================================================================================================================================

The MIG remains the largest single infrastructure allocation from the National
Treasury and has been increased in this budget by R800 million to R21,5 billion over the three-year period. Another large grant, the national electrification programme, which provides electricity connections to poor households, has been increased by R280 million to R4,4 billion over the MTEF.

Since the inception of the MIG in 2004/05, government has transferred about R10 billion to municipalities to help them alleviate infrastructure backlogs.
Currently there are 3 419 infrastructure projects planned or under construction in 253 municipalities.

The MIG is complemented by other initiatives to support improved delivery and alleviate capacity constraints at local government level, such as Project
Consolidate. These initiatives include strengthening municipal leadership and administration, anti-corruption programmes, development of reliable integrated billing systems and establishing a pool of retired engineers to mentor graduates on construction projects.
--------------------------------------------------------------------------------

The MIG receives an additional R800 million over the
MTEF period. However, the incorporation of the
integrated electrification programme into the
infrastructure grant planned for 2006/07 has been
deferred until electricity distribution industry
restructuring is completed.

REVISED LOCAL GOVERNMENT BUDGET FRAMEWORK

National transfers to local government occur mainly
through an unconditional equitable share and
conditional grants. Conditional grants are allocated
for infrastructure, capacity building and
restructuring. With the revisions to the forward
estimates set out above, direct national transfers to
local government increase from R16,9 billion in
2005/06 to R26,5 billion in 2006/07. Table 7.18 sets
out the revised national transfers to local
government.

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                            Excluding transfers to replace the RSC levies, the
                            equitable share component grows by 7,7 per cent per
                            year in real terms over the MTEF period, from R9,6
                            billion in 2005/06 to R13,8 billion in 2008/09. This
                            should position municipalities to accelerate the
                            delivery of free basic services to households.

                            The division of the local government equitable share
                            among municipalities is based on a formula that
                            targets poverty and favours poor municipalities with
                            less revenue-raising capacity. The new formula was
                            introduced at the start of 2005/06 and will be fully
                            implemented by 2007/08. Full details are found in
                            Annexure E.

                            CONDITIONAL GRANTS TO LOCAL GOVERNMENT

RATIONALISATION OF LOCAL    The number of grants to local government has been
GOVERNMENT GRANTS REDUCES   reduced, simplifying the transfer system and the
ADMINISTRATIVE BURDEN       associated administrative burden, providing a
                            greater degree of certainty and improving
                            flexibility for municipalities. The local government
                            restructuring grant is phased into the local
                            government equitable share in 2008/09. The
                            consolidation of all infrastructure grants was
                            supposed to be completed in 2006/07. However, as
                            mentioned earlier, the incorporation of the
                            integrated electrification programme has been
                            delayed. After these minor changes to the local
                            government conditional grant framework, spending on
                            conditional grants is budgeted to grow from R7,2
                            billion in 2005/06 to R12,8 billion in 2008/09.

GRANT BUILDS MUNICIPAL      Municipal budgets need to reflect the correct
TECHNICAL SKILLS AND        balance between current and infrastructure spending.
PLANNING CAPACITY           Capacity-building and restructuring grants support
                            municipalities in developing their planning,
                            budgeting, financial management and technical
                            skills. The local government restructuring grant is
                            phased into the local government equitable share in
                            2008/09 as the programme comes to an end. As a
                            result, the funding for capacity building and
                            restructuring decline from R750 million in 2007/08
                            to R400 million in 2008/09.

                            The public transport infrastructure and systems
                            grant, and the new local neighbourhood development
                            partnership grant, are allocated R2,9 billion and
                            R2,5 billion respectively over the three-year
                            period. These grants support local government
                            projects that will provide a foundation for
                            sustainable neighbourhoods, while simultaneously
                            attracting private sector investment in
                            under-serviced communities.

                            CONCLUSION

                            The division of additional resources set out in this
                            chapter puts each sphere of government in a position
                            to contribute to the vision of shared and
                            accelerated growth that underpins the 2006 Budget.
                            Strong growth in national transfers to provinces,
                            including earmarked funding for FET colleges, will
                            contribute to broader and deeper skills development,
                            while municipalities are being placed in a position
                            to accelerate the provision of free basic services.

140

                                                                               A

GLOSSARY

ACCOUNTING OFFICER             The civil servant in a department who is
                               accountable to Parliament for financial
                               management, usually the director-general or head
                               of the department.

ACCRUAL                        An accounting convention by which payments and
                               receipts are recorded as they occur, even if no
                               cash flow takes place.

AD VALOREM DUTIES              Duties levied on commodities as a certain
                               percentage of their value.

ADJUSTMENTS ESTIMATE           Presentation to Parliament of the amendments to
                               be made to the appropriations voted in the main
                               budget for the year.

ADMINISTERED PRICES            Prices set outside ordinary market processes,
                               through administrative decisions by government, a
                               public entity or a regulator.

AFRICAN RENAISSANCE AND        A fund established by government to enhance
INTERNATIONAL COOPERATION      cooperation and promote democracy, good
FUND                           governance and socioeconomic development, and to
                               provide international humanitarian assistance.

ALLOCATED EXPENDITURE          The part of the national budget that can be
                               divided between the national, provincial and
                               local spheres of government, after debt interest
                               and the contingency reserve have been taken into
                               account.

AMORTISATION                   The repayment of a loan by instalments over the
                               duration of the loan.

APPROPRIATION                  The approval by Parliament of spending from the
                               National Revenue Fund, or by a provincial
                               legislature from a provincial revenue fund.

ASSET SWAP                     An arrangement whereby financial institutions are
                               permitted to exchange a portfolio of South
                               African shares and securities for a portfolio of
                               foreign shares and securities. This enables South
                               African investors to diversify offshore, while
                               minimising the impact on domestic financial
                               markets and the rand.

BALANCE OF PAYMENTS            A summary statement of all the international
                               transactions of the residents of a country with
                               the rest of the world over a particular period of
                               time.

BASELINE                       The initial allocations used during the budget
                               process, derived from the previous year's forward
                               estimates

BOND                           A certificate of debt issued by a government or
                               corporation guaranteeing payment of the original
                               investment plus interest by a specified future
                               date.

BUDGET COUNCIL                 A body established to coordinate financial
                               relations between national and provincial
                               government, comprising the Minister and Deputy
                               Minister of Finance and the nine provincial MECs
                               for finance.

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BUDGET DEFICIT/SURPLUS         The difference between budgeted expenditure and
                               budgeted revenue. If expenditure exceeds revenue
                               the budget is in deficit.

CAPITAL ASSET                  Property of any kind, including assets that are
                               movable or immovable, tangible or intangible,
                               fixed or circulating, but excluding trading stock
                               held for the purpose of realising a financial or
                               economic return.

CAPITAL EXPENDITURE            Expenditure on assets that last for a year or
                               more, such as buildings, land, infrastructure and
                               equipment.

CAPITAL FORMATION              A measure of the net increase in the country's
                               total stock of capital goods, after allowing for
                               depreciation.

CAPITAL GAINS TAX              Tax levied on the income realised from the
                               disposal of a capital asset by a taxpayer. A
                               capital gain is the excess of the selling price
                               over the purchase price of the capital asset.

CAPITAL GOODS                  Durable goods used over a period of time for the
                               production of other goods. See also intermediate
                               goods.

CAPITAL FLOW                   A flow of investments in and out of the country.

CAPITAL-OUTPUT RATIO           The ratio of the stock of capital employed to the
                               output produced.

CATEGORY A, B AND C            The Constitution establishes three categories of
MUNICIPALITIES                 municipality: Category A, or metropolitan
                               municipalities; Category B, or local
                               municipalities; and Category C, or district
                               municipalities.

COLLECTIVE BARGAINING          Negotiations between employees and employers on
                               procedures and rules to cover conditions of work
                               and rates of pay.

CONDITIONAL GRANTS             Allocations of money from one sphere of
                               government to another, conditional on certain
                               services being delivered or on compliance with
                               specified requirements.

CONSOLIDATED EXPENDITURE       Total expenditure by national and provincial
                               government, social security funds, and transfers
                               to municipalities and public entities.

CONSOLIDATED GENERAL           National, provincial and local government, as
GOVERNMENT                     well as extra-budgetary government institutions
                               and social security funds.

CONSUMPTION EXPENDITURE        Expenditure on goods and services, including
                               salaries, which are used up within a short period
                               of time, usually a year. See also current
                               expenditure.

CONTINGENCY RESERVE            An amount that is not allocated in advance,
                               intended to accommodate changes to the economic
                               environment and to meet unforeseeable and
                               unavoidable spending pressures.

CONTINGENT LIABILITIES         A government obligation that will only result in
                               expenditure upon the occurrence of a specific
                               event - such as a government guarantee.

CONTROLLED FOREIGN ENTITY      A foreign business in which South Africans hold a
                               greater than 50 per cent interest, usually of the
                               share capital of a company.

CORPORATISATION                The transformation of state-owned enterprises
                               into commercial entities, subject to commercial
                               legal requirements and governance structures,
                               while retaining state ownership.

COST-PUSH INFLATION            Inflation that is caused by an increase in
                               production costs, such as wages or oil prices.

142

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--------------------------------------------------------------------------------

COUPON (BOND)                  The periodic interest payment made to the
                               bondholders during the life of the bond. The
                               interest is usually paid twice a year.

CPIX INFLATION                 A measurement of the price increases of a basket
                               of consumer goods and services. This measure
                               differs from the consumer price index in that it
                               excludes mortgage costs.

CREDIT RATING                  An indicator of the risk of default by a borrower
                               or the riskiness of a financial instrument.

CROWDING-IN                    Increase of private investment through the
                               income-raising effect of government spending
                               financed by deficits.

CROWDING-OUT                   A fall in private investment or consumption as a
                               result of rising government expenditure financed
                               in the financial markets, thereby competing with
                               firms or persons for borrowed funds; that is,
                               firms and households unable to borrow at a low
                               rate of interest curtail their investment and
                               consumption spending.

CURRENT ACCOUNT                The difference between total imports and total
                               exports, also taking into account service
                               payments and receipts, interest, dividends and
                               transfers. The current account can be in deficit
                               or surplus.

CURRENT EXPENDITURE (SEE       Government expenditure on goods and services,
CONSUMPTION EXPENDITURE)       such as salaries, rent, maintenance and interest
                               payments.

DEBT SERVICE COSTS             The cost of interest on government debt.

DEBT SWITCHING                 The restructuring of the term structure and
                               maturity profile of government debt.

DEPRECIATION (CAPITAL)         A reduction in the value of fixed capital as a
                               result of wear and tear or redundancy.

DEPRECIATION (EXCHANGE RATE)   A reduction in the external value of a currency.

DERIVATIVE FINANCIAL           A financial asset that derives its value from an
INSTRUMENT                     underlying asset, which may be a physical asset
                               such as gold, or a financial asset such as a
                               government bond.

DESIGNATED COUNTRIES           Foreign countries from which income may be exempt
                               from South African tax under certain
                               circumstances. See also double tax agreement.

DIRECT TAXES                   Taxes charged on taxable income or capital of
                               individuals and legal entities.

DISPOSABLE INCOME              Total income by households less all taxes and
                               employee contributions.

DISSAVING                      The excess of current expenditure, including the
                               depreciation of fixed capital, over current
                               income. The shortfall is either financed by
                               assets or borrowing.

DIVISION OF REVENUE            The allocation of funds between the spheres of
                               government, as required by the Constitution. See
                               also equitable share.

DOMESTIC DEMAND                The total level of spending in an economy,
                               including imports but excluding exports.

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DOUBLE TAX AGREEMENT           An agreement between two countries to prevent
                               income that is taxed in one country from being
                               taxed in the other as well. See also designated
                               countries.

ECONOMIC GROWTH                An increase in the total amount of output, income
                               and spending in the economy.

ECONOMICALLY ACTIVE            The part of the population that is of working age
POPULATION                     and is either employed or seeking work.

ECONOMIC RENTS                 The difference between the return made by a
                               factor of production (capital or labour) and the
                               return necessary to keep the factor in its
                               current occupation. For example: a firm making
                               excess profits is earning economic rent. True
                               economic rents can be taxed without distorting
                               production decisions.

EFFECTIVE TAX RATE             Actual tax liability (or a reasonable estimate
                               thereof) expressed as a percentage of a pre-tax
                               income base rather than as a percentage of
                               taxable income, i.e. tax rates that take into
                               account not only the statutory or nominal tax
                               rate, but also other aspects of the tax system
                               (e.g. allowable deductions), which determine the
                               tax liability.

EMERGING MARKETS               A name given by international investors to
                               middle-income economies.

EQUALISATION FUND LEVY         A dedicated fuel levy used to subsidise the local
                               synthetic fuel industry. It is also used to
                               smooth the impact of fluctuations in the
                               international oil price (and exchange rate) on
                               the domestic fuel price.

EQUITABLE SHARE                The allocation of revenue to the national,
                               provincial and local spheres of government as
                               required by the Constitution. See also division
                               of revenue.

EXCHANGE CONTROL               Rules that regulate the flow of currency out of
                               South Africa, or restrict the amount of foreign
                               assets held by South African individuals and
                               companies.

EXCISE DUTIES                  Taxes on the manufacture or sale of certain
                               domestic or imported products. Excise duties are
                               usually charged on products such as alcoholic
                               beverages, tobacco and petroleum.

EXTRA-BUDGETARY INSTITUTIONS   Public entities not directly funded from the
                               fiscus.

FINANCIAL ACCOUNT              A statement of all financial transactions between
                               the nation and the rest of the world, including
                               portfolio and fixed investment flows and
                               movements in foreign reserves.

FINANCIAL AND FISCAL           An independent body established by the
COMMISSION (FFC)               Constitution to make recommendations to
                               Parliament and provincial legislatures about
                               financial issues affecting the three spheres of
                               government.

FINANCIAL YEAR                 The 12 months according to which companies and
                               organisations budget and account. See also fiscal
                               year.

FISCAL DRAG                    The effect of inflation on average or effective
                               tax rates. Under an unindexed progressive income
                               tax system, the effective tax rate is increased
                               when money incomes increase, even though real
                               incomes may not be increasing. This happens
                               because taxpayers are pushed into higher income
                               tax brackets where higher marginal rates apply.

144

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--------------------------------------------------------------------------------

FISCAL INCIDENCE               The way in which (or the range or extent) fiscal
                               policy affects the economy.

FISCAL POLICY                  Policy on tax, spending and borrowing by the
                               government.

FISCAL YEAR                    The 12 months on which government budgets are
                               based, beginning 1 April and ending 31 March of
                               the subsequent calendar year.

FIXED INVESTMENT               Spending on buildings, machinery and equipment
                               contributing to production capacity.

FOREIGN DIRECT INVESTMENT      Movements of international capital entailing the
(FDI)                          purchase or establishment of ownership and
                               control of a domestic operation by a foreign
                               company.

FORWARD BOOK                   The total amount of contracts for the future
                               exchange of foreign currency entered into by the
                               Reserve Bank at any given point in time.

FORWARD COVER                  Transactions involving an agreed exchange rate at
                               which foreign currency will be purchased or sold
                               at a future date.

FORWARD MARKETS                Markets in which currencies, commodities or
                               securities are bought and sold at agreed prices
                               for delivery at specified future dates.

FUEL LEVY                      An excise tax on liquid fuels.

FUNCTION SHIFT                 The movement of a function from one departmental
                               vote or sphere of government to another.

FUNDED PENSION ARRANGEMENTS    A pension scheme in which expected future
                               benefits are funded in advance and as entitlement
                               accrues.

GDP INFLATION                  A measure of the total increase in prices in the
                               whole economy. Unlike CPI inflation, GDP
                               inflation includes price increases in goods that
                               are exported and intermediate goods such as
                               machines, but excludes imported goods.

GOLD AND FOREIGN EXCHANGE      Reserves held by the South African Reserve Bank
RESERVE ACCOUNT                to meet foreign exchange obligations and to
                               maintain liquidity in the presence of external
                               shocks.

GOVERNMENT DEBT                The total amount of money owed by the government
                               as a consequence of its borrowing in the past.

GROSS DOMESTIC PRODUCT (GDP)   A measure of the total national output, income
                               and expenditure in the economy. GDP per head is
                               the simplest overall measure of welfare, although
                               it does not take account of the distribution of
                               income, nor of goods and services that are
                               produced outside the market economy, such as work
                               within the household.

GROSS FIXED CAPITAL            The addition to a country's fixed capital stock
FORMATION                      during a specific period, before provision for
                               depreciation.

HEDGING                        An action taken by a buyer or seller to protect
                               income against changes in prices, interest rates
                               or exchange rates.

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HORIZONTAL EQUITY              A key principle in taxation that holds that
                               similarly situated taxpayers should face a
                               similar tax treatment or tax burden, i.e.
                               taxpayers earning the same amount of income or
                               capital should be accorded equal treatment.

IMPORT PARITY PRICING          When a firm sells goods locally at the price that
                               customers would pay if they were to import the
                               same goods from another country.

INFLATION                      An increase in the general level of prices.

INFLATION TARGETING            A monetary policy framework intended to achieve
                               price stability over a certain period of time.
                               The Reserve Bank and government agree on a target
                               range to be achieved over a stipulated period.

INTERMEDIATE GOODS             Goods produced to be used as inputs in the
                               production of final goods.

INVENTORIES                    Stocks of goods held by firms. An increase in
                               inventories reflects an excess of output
                               relative to spending over a period.

INVESTMENT                     The flow of expenditure on new capital goods.

LABOUR INTENSITY               The relative amount of labour that is required to
                               produce a fixed quantity of output.

LIQUIDITY                      The ease with which assets can be bought and
                               sold.

LIQUIDITY REQUIREMENTS         The amount of liquid or freely convertible assets
                               that banks are required to hold relative to their
                               liabilities, for prudential and regulatory
                               purposes.

M3                             The broadest definition of money supply in South
                               Africa, including notes and coins, demand and
                               fixed deposits, and credit.

MACROECONOMICS                 The branch of economics that deals with the whole
                               economy - including issues such as growth,
                               inflation, unemployment and the balance of
                               payments.

MARGINAL LENDING RATE          A penalty rate of interest charged by the Reserve
                               Bank for lending to financial institutions in the
                               money market in excess of the daily liquidity
                               provided to the money market at the repurchase
                               rate. See also repurchase agreements.

MARGINAL INCOME TAX RATE       The rate of tax on an incremental unit of income.

MARKETABLE SECURITIES          Tradeable financial securities listed with a
                               securities exchange.

MEDIUM TERM EXPENDITURE        The technical committee responsible for
COMMITTEE (MTEC)               evaluating the MTEF budget submissions of
                               national departments and making recommendations
                               to the Minister of Finance regarding allocations
                               to national departments.

MEDIUM-TERM EXPENDITURE        The three-year spending plans of national and
FRAMEWORK (MTEF)               provincial governments, published at the time of
                               the Budget.

MICROECONOMICS                 The branch of economics that deals with the
                               behaviour of individual firms, consumers and
                               markets.

MINISTERS' COMMITTEE ON THE    The political committee that considers key policy
BUDGET                         and budgetary issues that pertain to the budget
                               process before they are tabled in Cabinet.

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MINMEC                           A MinMEC is a political forum where national
                                 and provincial departments in the same sector
                                 discuss policy issues. It consists of the
                                 national Minister and the nine provincial MECs,
                                 supported by key departmental officials.

MONETARY POLICY                  Policy concerning total money supply, exchange
                                 rates and the general level of interest rates.

MONEY SUPPLY                     The total stock of money in an economy.

NATIONAL BUDGET                  The projected revenue and expenditures that
                                 flow through the National Revenue Fund. It does
                                 not include spending by provinces or local
                                 government from their own revenues.

NATIONAL REVENUE FUND            The consolidated account of the national
                                 government into which all taxes, fees and
                                 charges collected by SARS and departmental
                                 revenue must be paid.

NEGOTIABLE CERTIFICATE OF        Short-term deposit instruments issued by banks,
DEPOSIT (NCD)                    at a variable interest rate, for a fixed
                                 period.

NET EXPORTS                      Exports less imports.

NET INTERNATIONAL LIQUIDITY      See net open foreign currency position.
POSITION

NET OPEN FOREIGN CURRENCY        Gold and foreign exchange reserves minus
POSITION (NOFP)                  oversold forward book. The figure is expressed
                                 in dollars.

NOMINAL EXCHANGE RATES           The current rate of exchange between the rand
                                 and foreign currencies.

                                 The "effective" exchange rate is a
                                 trade-weighted average of the rates of exchange
                                 with other currencies.

NOMINAL WAGE                     The return, or wage, to employees at the
                                 current price level.

NON-FINANCIAL PUBLIC             Government-owned or controlled organisations in
ENTERPRISES                      goods and non-financial services, trading as
                                 business enterprises. Includes Eskom, Telkom,
                                 SABC, Transnet, etc.

NON-INTEREST EXPENDITURE         Total expenditure by government less debt
                                 service costs.

NON-TAX REVENUE                  Income received by the government as a result
                                 of administrative charges, licences, fees,
                                 sales of goods and services, etc.

OPPORTUNITY COST                 The value of that which must be given up to
                                 achieve or acquire something. It is represented
                                 by the next highest valued alternative use of a
                                 resource.

ORGANISATION FOR ECONOMIC        An organisation of 29 mainly industrialised
COOPERATION AND                  member countries. South Africa is not a member.
DEVELOPMENT (OECD)

OUTPUTS                          Goods and services delivered by government.

PERSONAL SAVING RATE             Saving as a percentage of disposable income.

PORTFOLIO INVESTMENT             Investment in financial assets such as stocks
                                 and bonds.

PRIMARY DEFICIT/SURPLUS          The difference between total revenue and
                                 non-interest expenditure.

PRIMARY SECTOR                   The agricultural and mining sectors of the
                                 economy.

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PRIVATE SECTOR CREDIT            Credit provided to the private sector by banks.
EXTENSION                        This includes all loans, credit cards and
                                 leases.

PRIVATISATION                    The full or partial sale of state-owned
                                 enterprises to private individuals or
                                 companies.

PRODUCER PRICE INFLATION         Price increases measured by the producer price
(PPI)                            index (PPI), a measure of the prices paid based
                                 mainly on published price lists by producers.

PRODUCTIVITY                     A measure of the amount of output generated
                                 from every unit of input.

                                 Typically used to measure changes in labour
                                 efficiency.

PUBLIC ENTITIES                  Companies, agencies, funds and accounts that
                                 are fully or partly owned by government or
                                 public authorities and are regulated by law.

PUBLIC BENEFIT ORGANISATIONS     Organisations that are mainly funded by
                                 donations from the public and other
                                 institutions, which engage in social activities
                                 meeting the needs, interest and the well-being
                                 of the general public.

PUBLIC GOODS                     Goods and services that would not be provided
                                 in a pure free-market system (e.g. defence),
                                 and are largely provided by government.

PUBLIC INVESTMENT                A government-owned investment management
CORPORATION (PIC)                company that invests funds on behalf of
                                 public-sector entities. Its largest client is
                                 the Government Employees Pension Fund.

PUBLIC PRIVATE PARTNERSHIPS      A contractual arrangement whereby a private
(PPPS)                           party performs part of a government function
                                 and assumes the associated risks. In return,
                                 the private party receives a fee according to
                                 predefined performance criteria.

PUBLIC SECTOR                    National government, provincial government,
                                 local government, extra-budgetary governmental
                                 institutions, social security funds and
                                 non-financial public enterprises.

PUBLIC SECTOR BORROWING          The consolidated cash borrowing requirement of
REQUIREMENT (PSBR)               general government and public enterprises.

RATING AGENCY                    Institutions that evaluate the ability of
                                 countries or other borrowers to honour their
                                 international and domestic debt obligations.
                                 Credit ratings are used by international
                                 investors as indications of sovereign risk.

REAL EFFECTIVE EXCHANGE RATE     A measure of the rate of exchange of the rand
                                 relative to a trade-weighted average of South
                                 Africa's trading partners' currencies, adjusted
                                 for price trends in South Africa and the
                                 countries included.

REAL EXCHANGE RATE               The level of the exchange rate taking account
                                 of inflation differences.

REAL EXPENDITURE                 Expenditure measured in constant prices, i.e.
                                 after taking account of inflation.

REAL WAGE                        The return, or wage, to employees, measured at
                                 a constant price level.

RECESSION                        A period in which national output and income
                                 declines. A recession is usually defined as two
                                 consecutive quarters of negative growth.

REGIONAL INTEGRATION             An economic policy intended to boost economic
                                 activity in a geographical area extending
                                 beyond one country.

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REGIONAL SERVICES COUNCIL        The RSC levy (referred to as the Joint Services
(RSC) LEVY                       Board levy in KwaZulu-Natal) was introduced in
                                 1985 to fund the local provision of basic
                                 services.

REMUNERATION                     The costs of personnel including salaries,
                                 housing allowances, car allowances and other
                                 benefits received by personnel.

REPO RATE                        The rate of interest that the Reserve Bank pays
                                 on repurchase agreements with money
                                 market participants.

REPURCHASE AGREEMENTS            Short-term contracts between the Reserve Bank
                                 and private banks in the money market to
                                 sell specified amounts of money at an
                                 interest rate determined by daily auction.

RESERVES (FOREIGN EXCHANGE)      Holdings of foreign exchange, either of the
                                 Reserve Bank only or of the Reserve Bank and
                                 domestic banking institutions.

RESIDENCE-BASED INCOME TAX       A tax system in which the worldwide income
SYSTEM                           accruing to a resident of a country is subject
                                 to the taxes of that country.

SAVING                           The difference between income and spending.

SECONDARY REBATE                 A rebate from income tax, in addition to the
                                 primary rebate, that is available to taxpayers
                                 65 and over.

SECONDARY SECTOR                 The part of the economy concerned with the
                                 manufacture of goods.

SECONDARY TAX ON COMPANIES       Tax on dividends declared by a company,
(STC)                            calculated at the rate of 12,5 per cent of the
                                 net amount of dividends declared.

SECTION 21 COMPANY               Non-profit entities registered in terms of
                                 Section 21 of the Companies Act.

SERVICE AND TRANSFER             Services involve transactions of non-tangible
PAYMENTS                         commodities, while transfers are unrequited
                                 transactions that do not generate a counter
                                 economic value (e.g. gifts and grants).

SKILLS DEVELOPMENT LEVY          A payroll tax designed to finance training
                                 initiatives, in terms of the skills development
                                 strategy.

SOURCE-BASED INCOME TAX          A system in which income is taxed in the
SYSTEM                           country where the income originates.

SOUTHERN AFRICAN CUSTOMS         An agreement that allows for the unrestricted
UNION (SACU)                     flow of goods and services between South
                                 Africa, Botswana, Namibia, Lesotho and
                                 Swaziland.

SOUTHERN AFRICAN                 A regional governmental organisation that
DEVELOPMENT COMMUNITY            promotes collaboration, economic integration
(SADC)                           and technical cooperation throughout Southern
                                 Africa. Member nations are South Africa,
                                 Botswana, Namibia, Lesotho, Swaziland,
                                 Mozambique, Zimbabwe, Zambia, Angola, Malawi,
                                 Tanzania, the Democratic Republic of Congo,
                                 Mauritius and the Seychelles.

SOVEREIGN DEBT RATING            An assessment of the likelihood that a
                                 government will default on its debt
                                 obligations.

SPECIFIC EXCISE DUTY             A tax on each unit of output or sale of a good,
                                 unrelated to the value of a good.

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STANDING APPROPRIATIONS        Government's expenditure obligations that do not
                               require a vote or statutory provision, including
                               contractual guarantee commitments and
                               international agreements.

STATUTORY APPROPRIATIONS       Amounts appropriated to be spent in terms of
                               statutes and not requiring appropriation by vote.

SYNDICATED LOAN                A large loan in which a group of banks, headed by
                               a lead manager, work together to provide funds
                               which they solicit from their clients for the
                               borrower.

TAX AMNESTY                    A period allowed by tax authorities during which
                               taxpayers who are outside the tax net, but should
                               be registered for tax purposes, can register for
                               tax without incurring penalties.

TAX AVOIDANCE                  When individuals or businesses legitimately use
                               provisions in the tax law to reduce their tax
                               liability.

TAX BASE                       The aggregate value of income, sales or
                               transactions on which particular taxes are
                               levied.

TAX EVASION                    When individuals or businesses illegally reduce
                               their tax liability.

TAX GAP                        A measure of tax evasion that emerges from
                               comparing the tax liability or tax base declared
                               to the tax authorities with the tax liability or
                               tax base calculated from other sources.

TAX INCENTIVES                 Specific provisions in the tax code that provide
                               favourable tax treatment to individuals and
                               businesses to encourage specific behaviour or
                               activities.

TAX INCIDENCE                  The final distribution of the burden of tax.
                               Statutory incidence defines where the law
                               requires a tax to be levied. Economic incidence
                               refers to those who experience a decrease in real
                               income as a result of the imposition of a tax.

TAX LOOPHOLES                  Unintended weakness in the legal provisions in
                               the tax system used by taxpayers to avoid paying
                               tax liability.

TAX-TO-GDP RATIO               For public finance comparison purposes a
                               country's tax burden, or tax-to-GDP ratio, is
                               computed by taking the total tax payments for a
                               particular fiscal year as a fraction or
                               percentage of the GDP for that year.

TERMS OF TRADE                 The weighted average price of a country's exports
                               relative to its imports.

TERTIARY SECTOR                The part of the economy concerned with the
                               provision of services.

TOTAL FACTOR PRODUCTIVITY      An index used to measure the efficiency of all
(TFP)                          inputs that contribute to the production process.
                               Increases in TFP are usually attributable to
                               technological improvements.

TRADE BALANCE                  The monetary record of a country's net imports
                               and exports of physical merchandise.

TRADE REGIME                   The system of tariffs, quotas and quantitative
                               restrictions applied to protect domestic
                               industries, together with subsidies and
                               incentives used to promote international trade.

TRADE-WEIGHTED RAND            The value of the rand pegged to or expressed
                               relative to a market basket of selected foreign
                               currencies.

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TRADEMARK                      A legal right pointing distinctly to the origin
                               or ownership of merchandise to which it is
                               applied and legally reserved for the exclusive
                               use of the owner as maker or seller.

TREASURY COMMITTEE             The Cabinet committee that evaluates all requests
                               for additional funds for unavoidable and
                               unforeseen expenditure during a financial year.

UNALLOCATED RESERVES           Potential expenditure provision not allocated to
                               a particular use. Mainly consists of the
                               contingency reserve and amounts of money left
                               unallocated by provinces.

UNIT LABOUR COST               The cost of labour per unit of output. Calculated
                               by dividing average wages by productivity (output
                               per worker per hour).

USER CHARGE                    Payments made in exchange for direct benefits
                               accrued, e.g. road toll fees.

VERTICAL DIVISION              The division of revenue between spheres of
                               government.

VERTICAL EQUITY                A doctrine in taxation that holds that
                               differently situated taxpayers should be treated
                               differently in terms of income tax provisions;
                               i.e. taxpayers with more income and/or capital
                               should pay more tax.

VIREMENT                       The transfer of resources from one programme to
                               another within the same department during the
                               financial year.

VOTE                           An appropriation voted by Parliament.

WITHHOLDING TAX                Tax on income deducted at source. Withholding
                               taxes are widely used in respect of dividends,
                               interest and royalties.

YIELD                          A financial return or interest paid to buyers of
                               government bonds. The yield/rate of return on
                               bonds takes into account the total of annual
                               interest payments, the purchase price, the
                               redemption value and the amount of time remaining
                               until maturity.

YIELD CURVE                    A graph showing the relationship between the
                               yield on bonds of the same credit quality but
                               different maturity at a given point in time.

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152

                                                                               B

STATISTICAL TABLES

Explanatory notes

1 Main Budget: Revenue, expenditure, deficit and financing,

5 Consolidated national, provincial and social security funds expenditure:
  Economic classification, 2002/03 to 2008/09.............................   174
6 Consolidated national, provincial and social security funds expenditure:
  Functional classification, 2002/03 to 2008/09...........................   176
7 Consolidated government expenditure: Functional and economic
  classification, 2002/03 to 2008/09......................................   178
8 Total debt of government, 1981/82 to 2008/09............................   180
9 Financial guarantees: Amounts drawn on government guarantees,
  2001/02 to 2004/05......................................................   184

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EXPLANATORY NOTES ON THE STATISTICAL TABLES

GENERAL REMARKS

This annexure presents details of the main budget, consolidated national and provincial expenditure, consolidated government expenditure, government debt and financial guarantees. While government revenues are concentrated at the national government level, expenditure shifted from the national towards the provincial sphere after 1994. Equitable share transfers to the nine provinces as a statutory commitment of government began in 1998/99, and the 1998 Budget marked the introduction of the local government equitable share. The 2006 Budget sees a major amendment to the national budget data due to the shifting of the responsibility for social assistance grants from the provinces to the Department of Social Development. The historical data has been amended for this function shift from the 1999/2000 financial year.

Since more than 60 per cent of total expenditure on the main budget comprises transfer payments to other levels of general government, economic and functional classifications of national budget expenditure are not comprehensive. For purposes of analysis, it would be preferable to present economic and functional classifications of the expenditure of general government. This requires information on expenditure at all levels of general government and on its financing through revenue, balances brought forward and transfer payments
(mainly from the national budget). This information is not readily available for local government, making it impossible to present consolidated general government finances at the time of the national budget. Historical data on general government finances are, however, published by the Reserve Bank in its
Quarterly Bulletin and by Statistics South Africa.

TREATMENT OF FOREIGN GRANTS TO THE RECONSTRUCTION AND DEVELOPMENT PROGRAMME
(RDP) FUND

Prior to 1999/00 foreign grants were paid to the National Revenue Fund and expenditure was included in departmental appropriations. From 1999/00 onwards, no foreign grants for RDP-related purposes have been included in the appropriations of national departments. All foreign technical assistance and other RDP-related grants are paid to the RDP Fund account that is separated from the accounts of government. Departments incur expenditure on RDP-related projects from an RDP Grant account, which is cleared with requisitions from the
RDP Fund account. However, disbursements of foreign grants and technical assistance are included in the consolidated national and provincial expenditure estimates in Tables 5 and 6.

In 2002/03 and 2003/04, amounts of R117,5 million and R66,7 million respectively were included in revenue as grants received from international donors. These were contributions towards defraying expenditure on the Burundi peacekeeping mission, appropriated on the budget of the Department of Defence.

ADJUSTMENTS DUE TO FUNCTION SHIFTS

In the 2006 Budget a number of function shifts have been implemented that impact on the presentation of the government accounts. These include:

o    The establishment of the South African Social Security Agency (SASSA),
     responsible for administering the delivery of social assistance grants, resulting in function shifts between national and provincial government and public entities. The shifting of this function to national result in transfers to provincial revenue funds being reclassified as transfers to households and transfers to departmental agencies and accounts. The historic data in this publication has been amended to cater for this function shift as from the 2002/03 financial year. Where such amendments have been made, appropriate explanatory footnotes are provided.

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o    The 2006 Budget introduces an accommodation charge payable by national departments for the use of government properties, levied by the property management trading account and included in the books of the Department of
     Public Works. This results in the presentation of individual departments being amended to provide for these accommodation charges and a new trading account being introduced for the Department of Public Works. For purposes of the presentation of the national budget aggregates in Table 1 of this annexure, the revenue and expenditure of this account has been consolidated with that of the rest of national government. A detailed discussion on the establishment of the trading account is included in the 2006 Estimates of
     National Expenditure.

o    Expenditure related to Regional Services Council (RSC) levies, previously included as a departmental expenditure item, is now presented as a transfer to local government forming part of the local government equitable share.
     This adjustment is affected in the government accounts as from the 2006/07 financial year.

o    Indirect grants to local government, previously included in transfers to local government in the Water Services Trading Account, have now been shifted to the Department of Water Affairs budget. From here the funds are spent on the appropriate goods and services and capital asset items used in the maintenance and upgrading of water schemes. Once refurbished, these schemes are transferred to local government as in-kind transfers that are not recorded in the cash government account.

ADJUSTMENTS DUE TO TRANSACTIONS IN GOVERNMENT STOCK

As part of the restructuring of government's debt portfolio, bonds are repurchased or switched into new government bonds. In the process, government may make a capital profit, which is a book entry change in the discount on government bonds and is regarded as an extraordinary receipt. As such, capital profit does not represent an actual cash flow and is regarded as a "book profit", recorded as a negative receipt and loan redemption for analysis purposes.

A premium may also be accrued or be payable when restructuring government's debt portfolio. Premiums paid are accounted for as extraordinary payments and premiums received as extraordinary receipts.

SOURCES OF INFORMATION

The information in Tables 1 to 6 on national and provincial government finances is obtained from the following sources:

o    Reports of the Auditor-General on the Appropriation and Miscellaneous
     Accounts in respect of General Affairs (1987/88 to 1993/94), the Accounts
     of the National Government (1994/95 to 1999/00), Audited Annual Financial
     Statements of National Departments (2000/01 to 2004/05) and the Revenue
     Accounts of the former self-governing territories and TBVC states.

o    Reports of the Auditor-General on the Appropriation Accounts of the nine provinces, Audited Annual Financial Statements of Provincial Departments,
     as well as draft Financial Statements for some of the provinces.

o    Printed Estimates of Revenue and Expenditure for the national and provincial budgets.

o    The Reserve Bank.

o    The Development Bank of Southern Africa.

o    Annual statements of the Branches: Inland Revenue and Customs and Excise
     (previously of the Department of Finance) and of the South African Revenue
     Service.

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o    Monthly press releases of the National Treasury, published in terms of
     Section 32 of the Public Finance Management Act.

In some cases the information on revenue of the former self-governing territories, TBVC states and the new provinces in Table 2 was either preliminary or a budget estimate. Where data was incomplete, collections of a particular tax have been adjusted by the average growth in collections of that tax in the rest of the self-governing territories and TBVC states. Hence the information in
Table 2 cannot be regarded as actual and audited.

REVENUE, EXPENDITURE, BUDGET DEFICIT AND FINANCING (TABLE 1)

Table 1 summarises the main budget balances since 1999/2000 and medium-term estimates to 2008/09. To be in line with the economic reporting format, the revenue classification has been amended to show transactions in assets and liabilities separately, which was previously included in non-tax current revenue.

Repayments of loans and advances, which were previously shown as negative expenditure, have been reclassified as revenue. Given that the same amount is added to both revenue and expenditure, the national budget deficit is unaffected.

Appropriations by vote are divided into current payments, transfers and subsidies, and payments for capital assets. Both current and capital transfers are included in transfers and subsidies, in line with the requirements of the economic reporting format. Expenditure from 1999/2000 has been reclassified to be in line with the new classification principles introduced in 2004/05.

The size of the deficit figures presented in this table differ from those presented in budgets prior to 1995/96, as a number of items that were previously regarded as "below-the-line" expenditure have been included in total expenditure. In addition, revaluations of foreign loan obligations are now excluded from expenditure, in keeping with international practice.

Under loan redemptions and financing, short-term loans include the net result of transactions in treasury bills. Long-term loans include all transactions in government bonds (i.e. new loan issues, repayments on maturity, consolidations, repurchases and switches).

Loans issued for extraordinary purposes represent the settlement of extraordinary payments by means of government bonds issues. It excludes extraordinary payments in cash.

Prior to the 1998 Budget Review, transfers from the Strategic Fuel Fund and the
National Supplies Procurement Fund, as well as proceeds from the sale and restructuring of state assets, were treated as financing items. These, together with extraordinary payments unrelated to expenditure, are now shown below the deficit and before financing. The reclassification does not affect the budget deficit.

Transfers between the former state revenue account, the stabilisation account and the tax reserve account are shown in Table 1 as part of the changes in cash and other balances.

MAIN BUDGET REVENUE (TABLES 2 AND 3)

Table 2 presents a summary of revenue and the details are set out in Table 3.
Main budget revenue collections are recorded on an adjusted cash basis (cash book - revenue recorded as it is received in the ledgers of SARS). Tax revenue is classified according to standard international categories and departmental revenue according to the requirements of the economic reporting format.

Certain receipts into the National Revenue Fund are not regarded as revenue.
These include proceeds from the sale of state assets, transfers from the IMF deposit account, transfers from the tax reserve account, adjustments due to transactions in government stock and proceeds from the sales of fuel stocks.

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The historical data presented in Table 3 have been reclassified to be in line with the economic reporting format introduced in 2004/05. However, a large portion of the data cannot be reclassified, as departments captured these revenue transactions within their ledgers as miscellaneous revenue. These amounts are therefore reported as unspecified revenue.

MEDIUM-TERM EXPENDITURE ESTIMATES BY VOTES (TABLE 4)

Table 4 contains estimates of expenditure on national budget votes for the period 2001/02 to 2008/09. In 2004/05, amounts appropriated in the main budget and the adjusted estimates as well as preliminary estimates of spending on each vote are shown. The historical numbers have been adjusted for function shifts between various departments and therefore the detail amounts of some departments might differ from financial statements produced by those departments. However, total expenditure is not influenced by these changes.

CONSOLIDATED NATIONAL AND PROVINCIAL BUDGETS (TABLES 5 AND 6)

Tables 5 and 6 show the economic and functional classification of payments for consolidated national and provincial government and the social security funds.
The social security funds include the Unemployment Insurance Fund, the Road
Accident Fund and the compensation funds. The national expenditure figures are for the 2006 Budget. In the provinces, however, expenditure estimates are preliminary, as their budgets are tabled after the national budget. Provincial estimates are based on preliminary budget statements provided by the provinces and are subject to change before being tabled in the provincial legislature.

National Treasury introduced a new economic classification in the 2005 Budget, which brings budget reporting in line with international best practice, thereby improving transparency and accountability. Given that departments are not yet totally familiar with some of the concepts of this new classification, it will take some time before departments will be in a position to make completely accurate classifications.

During the conversion from the old to the new economic format and the reclassification of historical data, a few misclassifications have been identified and rectified. This results in the data in Tables 5 and 6 not being strictly comparable to the same tables published in previous budgets. Some of the major amendments to the economic and functional classifications can be summarised as follows:

o    The municipal infrastructure grant (MIG) to local government, in the
     Department of Provincial and Local Government previously classified as part of general government services and unallocatable expenditure has been allocated to specific functions, influencing mainly water schemes and related services, transport and communication, fuel and energy and housing.

o    RSC levies payable by departments and municipal rates and taxes payable by the Department of Public Works are compulsory fees due to local government.
     These amounts were previously classified as goods and services in the economic table but are now classified as transfers to municipalities, in line with international classification standards.

o    The full set of accounts for the Mines and Works Compensation Fund has been included in the account for the social security funds, resulting in an upward adjustment of consolidated expenditure in all years. Consequently, data provided in this budget review would not be strictly comparable with the same data published in previous publications.

o    A number of transfers to extra-budgetary institutions were previously erroneously included as transfers to households and non-profit institutions. These classifications have been amended to be in line with the latest version of the schedules of public entities listed in the Public
     Finance Management Act and are now included in transfers to departmental agencies and accounts.

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o    Small amounts spent on current maintenance previously classified as capital expenditure is now correctly reflected as current payments.

CONSOLIDATED GOVERNMENT BUDGET (TABLE 7)

Table 7 shows the economic and functional classification of payments for the consolidated government budget, which consists of the consolidated national, provincial and social security numbers presented in Tables 5 and 6 combined with entities forming part of the general government sector, as well as some government business enterprises.

This consolidation extends the coverage of the budget accounts by including an additional 42 public entities (including 22 SETAs and the SASSA), 5 major public entities, 18 government business enterprises (including 15 water boards) and the
Water Services Trading Account. This results in a coverage that is wider than the normal general government account, but that still excludes all the big public corporations included in the public sector account.

The government budget consolidation includes all entities controlled and mainly financed by government revenue, where such revenue is defined as either taxes, levies and administrative or service fees prescribed by government, or direct budgetary support in the form of transfer payments. This consolidation also includes a number of government business enterprises, based on the principle that they sell most of their goods and services produced to government institutions or departments at regulated prices and are therefore not businesses in the true sense of the word.

Based on this principle these entities are broadly identified as one of the following:

o    Enterprises that sell mainly to government departments or institutions, have no clear competitors and whose prices are therefore not clearly market related

o    Science councils that conduct research or fulfil a regulatory or advisory function, where regulatory or administration fees are determined by government

o    Government-regulated businesses that are primarily financed by a dedicated tax, administration fee or levy, the level of which is dictated by government.

The consolidated government budget covers 33,8 per cent or 66 of a total of 195 entities, but represents roughly 76 per cent of total expenditure of all entities included in the general government sector. A discussion on the consolidation procedures followed as well as a detailed list of all entities included in the consolidation is included in Annexure D.

In the consolidation process all intra-entity transactions must be eliminated.
However, in the accounting systems of government and many of its agencies not all intra-entity transactions are identified, complicating the consolidation process. In the consolidated government account all identifiable transactions have been eliminated, these broadly includes the following:

o    Transactions involving transfers from one government unit to another, including transfers made by national departments to public entities, and transfers from public entities to other public entities (i.e. Water
     Services Trading Account transfers to water boards).

o    Taxes paid by business enterprises to national government.

o    Purchases of goods and services from other government units included in the consolidation, which includes purchases by departments of computer services from the State Information Technology Agency, transactions between the
     Trans-Caledon Tunnel Authority, water boards and the Water Services Trading
     Account.

158

                                                  Annexure B: Statistical tables
--------------------------------------------------------------------------------

TOTAL DEBT OF GOVERNMENT (TABLE 8)

Table 7 shows the major components of government debt. Total net government loan debt is calculated taking into account the cash balances of the National Revenue
Fund. Realised losses on the Gold and Foreign Exchange Contingency Reserve
Account is also disclosed. The projections for 2005/06 to 2008/09 are based on national budget data.

FINANCIAL GUARANTEES: AMOUNTS DRAWN ON GOVERNMENT GUARANTEES (TABLE 9)

The national government furnishes guarantees to various institutions that will realise as liabilities to the state only if these institutions are unable to meet their commitments. It is not possible to anticipate the portion of these guarantees that will realise as liabilities to the national government, and they are therefore disclosed as contingent liabilities in government's Statement of
Liabilities and Financially Related Assets. Amounts drawn in respect of guarantees and interest on these amounts, if guaranteed, are disclosed.

                                                                             159

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 1
MAIN BUDGET:
REVENUE, EXPENDITURE, DEFICIT AND FINANCING 1)

                                                         1999/00    2000/01    2001/02     2002/03    2003/04     2004/05
                                                        ------------------------------------------------------------------
                                                                       ACTUAL OUTCOME                 PRELIMINARY OUTCOME

R MILLION
--------------------------------------------------------------------------------------------------------------------------

REVENUE
   Tax revenue (gross)                                  201 386,0  220 334,1  252 298,3   282 209,6  302 507,5  354 980,3
   Less: SACU payments                                   -7 197,3   -8 396,1   -8 204,8    -8 259,4   -9 722,7  -13 327,8
   Departmental receipts                                  3 824,9    3 498,0    4 087,6     4 191,9    5 931,4    5 520,4
   TOTAL CURRENT REVENUE                                198 013,6  215 436,1  248 181,0   278 142,1  298 716,3  347 172,8
   Transactions in assets and liabilities           2)      148,8      155,7       81,4       365,6      714,9      681,6
                                                        ------------------------------------------------------------------
MAIN BUDGET REVENUE                                     198 162,4  215 591,9  248 262,4   278 507,7  299 431,2  347 854,4

EXPENDITURE                                         3)
   Statutory and standing appropriations                117 059,4  126 959,5  137 239,4   144 866,2  158 579,3  175 521,8
      Cost of servicing state debt                  4)   44 289,7   46 320,9   47 580,7    46 807,7   46 312,9   48 851,2
      Provincial equitable share                         71 590,7   79 397,0   85 994,7    93 895,3  107 538,4  120 884,5
      Other                                         5)    1 179,0    1 241,6    3 664,0     4 163,2    4 727,9    5 786,1
   Appropriated by vote                                  97 690,5  106 974,5  125 665,1   146 657,7  170 129,9  193 019,4
      Current payments                              6)   39 848,9   41 647,6   46 720,9    52 044,0   56 902,7   62 389,3
      Transfers and subsidies                       7)   54 540,3   62 831,7   74 419,0    90 341,2  108 788,2  125 216,3
      Payments for capital assets                   8)    3 301,2    2 495,3    4 525,1     4 272,5    4 439,1    5 413,9
   Plus:Unallocated funds                                      --         --         --          --         --         --
      Contingency reserve                                      --         --         --          --         --         --
                                                        ------------------------------------------------------------------
TOTAL EXPENDITURE                                       214 749,9  233 934,0  262 904,5   291 524,0  328 709,2  368 541,2
BUDGET DEFICIT                                          -16 587,6  -18 342,2  -14 642,2   -13 016,2  -29 278,0  -20 686,8
   Deficit as percentage of GDP                             -2,0%      -1,9%      -1,4%       -1,1%      -2,3%      -1,5%
   Extraordinary transfers                          9)   -1 485,4   -2 299,3   -2 077,7    -7 971,3   -7 443,5   -9 787,4
   Extraordinary receipts                           10)   7 238,3    2 984,2    4 159,1     8 167,9    1 598,2    2 492,0
                                                        ------------------------------------------------------------------
NET BORROWING REQUIREMENT                               -10 834,7  -17 657,3  -12 560,8   -12 819,6  -35 123,3  -27 982,1
                                                        ------------------------------------------------------------------
FINANCING
CHANGE IN LOAN LIABILITIES

   DOMESTIC SHORT-TERM LOANS (NET)                        1 884,1    4 978,9   -7 966,6     4 213,9    6 694,8    6 132,0

   DOMESTIC LONG-TERM LOANS (NET)                         3 031,9    6 406,3   -9 871,3    -3 017,4   31 123,1   33 409,4
   Loans issued for financing:                            1 546,5    4 182,7  -12 087,9    -6 940,3   24 037,4   24 588,1
   New loans                                             21 218,4   20 312,0   14 647,1    15 549,9   51 404,9   53 131,4
   Less: Discount                                        -3 685,8     -964,6     -323,3      -355,0     -730,7   -2 191,6
         Redemptions (net of book profit)               -15 981,0  -15 161,6  -22 433,4   -21 624,9  -26 636,8  -26 351,7
         Buy backs                                           -5,1       -3,1   -3 978,3      -510,3         --         --

   Loans issued for switching:                                 --      -57,4    2 216,6       270,2     -119,9     -639,5
   New loans                                              5 575,8    5 563,8   40 914,1     7 674,8   10 166,5   16 316,8
   Less: Discount                                          -601,5     -168,5   -1 675,3      -246,5     -116,0     -185,4
         Loans switched (net of book profit)             -4 974,3   -5 452,7  -37 022,2    -7 158,1  -10 170,4  -16 770,9

   Loans issued for extraordinary purposes:               1 485,4    2 281,0         --     3 652,7    7 205,6    9 460,8
   New loans                                              1 485,4    2 281,0         --     7 652,7    7 276,4    9 460,8
   Less: Discount                                              --         --         --          --      -70,8         --
         Buy back (net of book profit)                         --         --         --    -4 000,0         --         --

   FOREIGN LOANS (NET)                                    8 513,9    1 901,8   33 130,8    14 310,1    1 045,1    4 537,9
   Market loans                                          13 259,6    1 987,5   29 873,7    11 039,2   10 656,8    6 551,0
   Arms procurement loan agreements                            --    1 976,9    3 383,1     4 880,7    3 770,9    3 407,0
   Less: Discount on issues of new loans                    -67,2         --      -57,1      -226,0      -80,7      -85,1
         Redemptions (including revaluation of loans)    -4 678,5   -2 062,6      -68,9    -1 383,8  -13 301,9   -5 335,0

CHANGE IN CASH AND OTHER BALANCES (- INCREASE)           -2 595,2    4 370,3   -2 732,1    -2 687,0   -3 739,7  -16 097,2
                                                        ------------------------------------------------------------------
TOTAL FINANCING (NET)                                    10 834,7   17 657,3   12 560,8    12 819,6   35 123,3   27 982,1
==========================================================================================================================
Gross domestic product (GDP)                              837 240    951 682  1 048 755   1 198 344  1 281 438  1 419 991
--------------------------------------------------------------------------------------------------------------------------

1)   This table summarises revenue, expenditure and the main budget balance since 1999/00. As available data are incomplete, the estimates are not fully consistent with other sources, such as the government finance statistics series of the Reserve Bank.

2)   Transactions in assets and liabilities includes recovery of loans and advances and sale of capital assets. Transfers from the National Supplies
     Procurement Fund and Strategic Fuel Fund are excluded.

3)   Expenditure for 1999/00 has been reclassified to be in line with the new economic reporting format.

4)   Excluding discount on the sales of new government stock, premium on debt portfolio restructuring and revaluation of foreign loan repayments.
     Including management costs.

5)   Includes standing appropriations comprising realised guarantee liabilities, subscriptions payments to IDA and IBRD, as well as valuation adjustment payments to the

160

                                                  Annexure B: Statistical tables
--------------------------------------------------------------------------------

                                  TABLE 1
                                  MAIN BUDGET:
                                  REVENUE, EXPENDITURE, DEFICIT AND FINANCING 1)

            2005/06               2006/07    2007/08     2008/09
-----------------------------------------------------------------
  BUDGET    REVISED   DEVIATION          BUDGET ESTIMATE
 ESTIMATE   ESTIMATE
                                                                                                                  R MILLION
---------------------------------------------------------------------------------------------------------------------------

                                                                      REVENUE
372 774,3  417 050,0   44 275,7  456 786,0  501 670,3  558 105,5         Tax revenue (gross)
-12 052,9  -14 144,9   -2 092,0  -19 744,4  -20 344,2  -22 450,5         Less: SACU payments
  8 502,4    7 454,1   -1 048,3    8 585,1    9 609,7   10 300,2         Departmental receipts
369 223,8  410 359,1   41 135,3  445 626,7  490 935,8  545 955,2         TOTAL CURRENT REVENUE
    645,7      725,9       80,2      735,0    1 067,2    1 135,8  2)     Transactions in assets and liabilities
-----------------------------------------------------------------
369 869,5  411 085,1   41 215,6  446 361,7  492 003,0  547 091,0      MAIN BUDGET REVENUE

                                                                  3)  EXPENDITURE
193 913,5  192 668,8   -1 244,7  209 599,2  228 408,0  250 781,0         Statutory and standing appropriations
 53 125,0   51 160,0   -1 965,0   52 049,0   53 324,0   55 716,0  4)        Cost of servicing state debt
134 706,2  135 291,6      585,4  150 752,9  167 701,4  187 099,8            Provincial equitable share
  6 082,3    6 217,2      134,9    6 797,3    7 382,6    7 965,1  5)        Other
221 405,7  226 307,1    4 901,4  260 025,7  284 465,8  310 346,9         Appropriated by vote
 71 110,8   71 526,0      415,2   80 983,5   87 984,7   94 439,0  6)        Current payments
144 139,6  149 127,8   56 392,6  173 066,2  189 880,6  208 477,7  7)        Transfers and subsidies
  6 155,2    5 653,3     -502,0    5 976,0    6 600,5    7 430,2  8)        Payments for capital assets
    500,0         --     -500,0      600,0    1 300,0    2 140,0         Plus: Unallocated funds
  2 000,0         --   -2 000,0    2 500,0    5 000,0    8 000,0               Contingency reserve
-----------------------------------------------------------------
417 819,2  418 975,9    1 156,7  472 724,9  519 173,8  571 267,8      TOTAL EXPENDITURE

-47 949,7   -7 890,8   40 058,9  -26 363,3  -27 170,8  -24 176,9      BUDGET DEFICIT
    -3,1%      -0,5%       2,6%      -1,5%      -1,4%      -1,2%         Deficit as percentage of GDP
 -7 000,0   -8 871,0   -1 871,0         --         --         --  9)     Extraordinary transfers
  1 528,7    6 497,0    4 968,3    1 700,0    1 450,0    1 450,0  10)    Extraordinary receipts
-----------------------------------------------------------------
-53 421,0  -10 264,8   43 156,2  -24 663,3  -25 720,8  -22 726,9      NET BORROWING REQUIREMENT
-----------------------------------------------------------------
                                                                      FINANCING
                                                                      CHANGE IN LOAN LIABILITIES

  4 974,0    5 850,0      876,0    5 800,0    5 750,0    5 750,0         DOMESTIC SHORT-TERM LOANS (NET)

 25 768,1   23 305,8   -2 462,3    8 693,9   16 529,0   22 995,7         DOMESTIC LONG-TERM LOANS (NET)
 18 768,1   19 065,4      297,3    8 693,9   16 529,0   22 995,7         Loans issued for financing:
 48 431,4   46 219,9   -2 211,5   45 488,9   48 918,4   49 416,6         New loans
 -3 291,0     -781,0    2 510,0     -989,4   -1 918,0   -1 416,5         Less: Discount
-26 372,3  -26 373,5       -1,2  -35 805,6  -30 471,4  -25 004,4               Redemptions (net of book profit)
       --         --         --         --         --         --               Buy backs

       --     -298,6     -298,6         --         --         --         Loans issued for switching:
  7 000,0    4 265,7   -2 734,3         --         --         --         New loans
       --      -25,0      -25,0         --         --         --         Less: Discount
 -7 000,0   -4 539,2    2 460,8         --         --         --               Loans switched (net of book profit)

  7 000,0    4 539,0   -2 461,0         --         --         --         Loans issued for extraordinary purposes:
  7 000,0    4 539,0   -2 461,0         --         --         --         New loans
       --         --         --         --         --         --         Less: Discount
       --         --         --         --         --         --               Buy back (net of book profit)

 12 038,7      741,8  -11 296,9    2 415,1    3 638,0    2 362,3         FOREIGN LOANS (NET)
  9 390,0       50,0   -9 340,0    6 240,0    6 850,0    7 880,0         Market loans
  4 708,0    3 164,2   -1 543,8    3 568,7    2 940,5    2 139,4         Arms procurement loan agreements
       --         --         --         --         --         --         Less: Discount on issues of new loans
 -2 059,3   -2 472,4     -413,1   -7 393,6   -6 152,5   -7 657,1               Redemptions (including revaluation of loans)
 10 640,2  -19 632,8  -30 273,0    7 754,3     -196,2   -8 381,1      CHANGE IN CASH AND OTHER BALANCES (- INCREASE)
-----------------------------------------------------------------
 53 421,0   10 264,8  -43 156,2   24 663,3   25 720,8   22 726,9      TOTAL FINANCING (NET)
---------------------------------------------------------------------------------------------------------------------------
1 528 633  1 559 580     30 947  1 714 528  1 884 866  2 095 911      Gross domestic product (GDP)
---------------------------------------------------------------------------------------------------------------------------

     IMF and other statutory appropriations such as judges salaries and skills development funds.

6)   Includes compensation of employees, payments for goods and services, interest on overdue accounts, rent on land and financial transactions in assets and liabilities.

7)   Includes current and capital transfers and subsidies to business, households, foreign countries and other levels and funds of general government.

8)   Includes acquisition and own account construction, construction of new assets and the cost of upgrading, improving and extensions to existing capital assets.

9)   Includes premiums received on destination bonds in switch auctions, previously recorded as revenue.

10)  Includes proceeds from the sales of state assets and strategic supplies.
     Also included is "book profit" on domestic government bond buy-backs and source bonds issued in switch auctions, previously included as non-tax revenue, which does not represent actual cash receipts and is therefore excluded from revenue.

                                                                             161

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 2
MAIN BUDGET:
SUMMARY OF REVENUE 1)

                                                  1988/89    1989/90    1990/91    1991/92    1992/93    1993/94    1994/95
                                                 ---------------------------------------------------------------------------
                                                                       ACTUAL COLLECTIONS
R MILLION
----------------------------------------------------------------------------------------------------------------------------

TAXES ON INCOME AND PROFITS                      26 671,1   34 430,7   39 580,9   44 661,6   47 559,4   50 933,7    61 004,7
   Persons and individuals                       14 910,4   20 008,8   24 149,6   29 968,9   33 833,0   37 805,3    44 972,8
   Gold mines                                     1 694,7    1 016,1      644,4      523,7      421,5      622,5     1 172,7
   Other mines                                    1 312,8    1 791,5    2 246,0    1 048,9      575,7      508,6       457,2
   Companies                                2)    8 236,0   11 013,3   11 870,5   12 490,8   12 126,0   10 359,3    11 961,3
   Secondary tax on companies                          --         --         --         --         --      876,7     1 303,6
   Tax on retirement funds                             --         --         --         --         --         --          --
   Other                                    3)      517,2      601,1      670,4      629,3      603,1      761,4     1 137,1
TAXES ON PAYROLL AND WORKFORCE                         --         --         --         --         --         --          --
   Skills development levy                  4)         --         --         --         --         --         --          --
----------------------------------------------------------------------------------------------------------------------------
TAXES ON PROPERTY                                   823,0    1 033,6    1 098,2    1 127,8    1 187,5    1 500,9     2 074,7
   Donations tax                                      3,2        4,3        6,5        6,8       18,0       39,0       104,4
   Estate duty                                      136,5       75,9       82,0       78,7       84,9      118,3       125,3
   Marketable securities tax                        138,5      278,1      243,3      199,8      164,5      267,0       431,4
   Transfer duties                                  544,8      675,3      766,4      842,6      920,1    1 076,7     1 413,5
   Demutualisation charge                   5)         --         --         --         --         --         --          --
----------------------------------------------------------------------------------------------------------------------------
DOMESTIC TAXES ON GOODS AND SERVICES             18 196,0   23 684,1   25 722,3   28 140,9   29 551,5   38 949,2    44 070,3
   Value-added tax/sales tax                6)   13 123,0   16 752,1   18 260,7   18 791,8   17 506,1   25 449,0    29 288,4
   Specific excise duties                         2 293,5    2 578,4    2 888,5    3 360,1    4 099,5    4 628,3     5 431,3
   Ad valorem excise duties                         215,3      263,6      455,9      465,2      336,5      338,7       372,9
   Levies on fuel                                 2 555,6    4 080,7    4 103,8    5 421,3    7 083,1    7 860,2     8 351,5
   Air departure tax                                   --         --         --         --         --         --          --
   Other                                    7)        8,6        9,3       13,3      102,5      526,4      673,0       626,1
----------------------------------------------------------------------------------------------------------------------------
TAXES ON INTERNATIONAL TRADE AND
TRANSACTIONS                                      4 358,8    4 903,7    4 697,6    4 321,1    4 644,7    5 246,9     5 606,4
   Customs duties                                 2 466,0    2 193,8    2 502,3    2 736,1    2 961,1    3 413,4     4 247,0
   Import surcharges                              1 875,6    2 625,4    2 075,3    1 455,5    1 520,9    1 756,1     1 170,8
   Other                                    8)       17,2       84,6      119,9      129,5      162,7       77,3       188,5
----------------------------------------------------------------------------------------------------------------------------
STAMP DUTIES AND FEES                               469,3      685,2      657,3      712,2      760,4      846,7       942,9
----------------------------------------------------------------------------------------------------------------------------
STATE MISCELLANEOUS REVENUE (SMR)           9)       14,5       29,2       41,9       35,2       25,8       10,3        75,6
----------------------------------------------------------------------------------------------------------------------------
TOTAL TAX REVENUE (GROSS)                        50 532,6   64 766,6   71 798,1   78 998,8   83 729,3   97 487,7   113 774,5
DEPARTMENTAL REVENUE                       10)    2 013,0    2 052,4    1 993,1    1 606,5    1 920,2    2 088,3     1 586,2
TRANSACTIONS IN ASSETS AND LIABILITIES               35,9       87,4      126,5      133,9      210,8      187,4       216,0
LESS: SACU PAYMENTS                        11)   -1 114,0   -1 365,8   -1 800,9   -2 760,3   -2 984,1   -3 089,4    -3 248,8
----------------------------------------------------------------------------------------------------------------------------
TOTAL BUDGET REVENUE                             51 467,5   65 540,6   72 116,8   77 979,0   82 876,1   96 674,0   112 327,9
============================================================================================================================

CURRENT REVENUE                                  51 431,6   65 453,2   71 990,3   77 845,1   82 665,3   96 486,6   112 112,0
   Direct taxes                                  26 810,8   34 511,0   39 669,4   44 747,2   47 662,3   51 091,0    61 234,4
   Indirect taxes                                23 707,3   30 226,4   32 086,9   34 216,5   36 041,2   46 386,4    52 464,5
   State Miscellaneous Revenue (SMR)                 14,5       29,2       41,9       35,2       25,8       10,3        75,6
   Departmental revenue (including grants)        2 013,0    2 052,4    1 993,1    1 606,5    1 920,2    2 088,3     1 586,2
   Less: SACU payments                           -1 114,0   -1 365,8   -1 800,9   -2 760,3   -2 984,1   -3 089,4    -3 248,8
TRANSACTIONS IN ASSETS AND LIABILITIES               35,9       87,4      126,5      133,9      210,8      187,4       216,0
----------------------------------------------------------------------------------------------------------------------------
RECEIPTS NOT REGARDED AS REVENUE           12)      602,0    3 772,0      333,6      959,0    1 221,5    1 583,7     1 201,0
----------------------------------------------------------------------------------------------------------------------------

1)   Figures prior to 1994/95 (representing the former State Revenue Account)
     are adjusted to be comparable to the current National Revenue Fund (see introductory notes to this statistical annexure). Figures prior to 1995/96 include collections by the former TBVC states and self-governing territories.

2)   Figures prior to 1999/00 exclude receipts from mining companies. Figures from 1999/00 onwards include receipts from all companies.

3)   Including interest on overdue tax, non-resident shareholders' tax, non-residents' tax on interest and tax on undistributed profits.

4)   Levy on payroll dedicated to skills development.

5)   The 1998/99 and the 1999/00 figures include receipts of the demutualisation charge amounting to R278,5 million and R577,0 million respectively, which were not included in the budget estimates.

6)   Including sales duty, which was replaced by a general sales tax in July
     1978. The value added tax replaced the general sales tax in September 1991.

7)   Including various levies, mining leases and ownership, cinematographic tax and other special levies imposed since 1974/75, as well as receipts of the

162

                                                  Annexure B: Statistical Tables
--------------------------------------------------------------------------------

                                                           TABLE 2
                                                           MAIN BUDGET:
                                                           SUMMARY OF REVENUE 1)

 1995/96     1996/97     1997/98     1998/99     1999/00     2000/01     2001/02
---------------------------------------------------------------------------------
                                ACTUAL COLLECTIONS

----------------------------------------------------------------------------------------------------------------------------------

 68 883,8    82 876,1    95 003,6   108 021,5   116 148,9   126 146,1   147 310,4       TAXES ON INCOME AND PROFITS
 51 179,3    59 519,8    68 342,4    77 733,9    85 883,8    86 478,9    90 389,5          Persons and individuals
    893,7       507,7       332,5       188,6          --          --          --          Gold mines
    714,8     1 341,6     1 349,4     1 946,1          --          --          --          Other mines
 14 059,0    16 985,0    19 696,4    20 388,0    20 971,6    29 491,8    42 354,5    2)    Companies
  1 262,2     1 337,9     1 446,4     1 930,8     3 149,9     4 031,3     7 162,7          Secondary tax on companies
       --     2 565,5     3 229,7     5 098,8     5 330,4     5 219,8     6 190,6          Tax on retirement funds
    774,8       618,6       606,8       735,3       813,1       924,3     1 213,1    3)    Other
       --          --          --          --         0,1     1 257,4     2 717,3       TAXES ON PAYROLL AND WORKFORCE
       --          --          --          --         0,1     1 257,4     2 717,3    4)    Skills development levy
----------------------------------------------------------------------------------------------------------------------------------
  2 233,9     2 359,3     2 618,4     2 830,5     3 808,4     3 978,8     4 628,3       TAXES ON PROPERTY
     61,0        46,7        17,7         9,1        15,2        32,1        20,6          Donations tax
    181,3       181,8       302,6       256,4       304,2       442,7       481,9          Estate duty
    462,9       397,3       442,3       721,1     1 090,4     1 102,1     1 212,8          Marketable securities tax
  1 528,7     1 733,5     1 855,8     1 565,4     1 821,6     2 401,9     2 913,0          Transfer duties
       --          --          --       278,5       577,0          --          --    5)    Demutualisation charge
----------------------------------------------------------------------------------------------------------------------------------
 48 881,7    53 572,9    60 619,0    66 270,8    72 304,7    79 091,6    86 888,4       DOMESTIC TAXES ON GOODS AND SERVICES
 32 768,2    35 902,9    40 095,6    43 985,4    48 376,8    54 455,2    61 056,6    6)    Value-added tax/sales tax
  6 075,0     5 912,4     7 425,8     8 052,8     8 886,1     9 126,6     9 797,2          Specific excise duties
    400,2       718,7       581,6       518,9       584,3       693,9       776,1          Ad valorem excise duties
  8 928,0    10 391,6    12 091,2    13 640,0    14 289,8    14 495,3    14 923,2          Levies on fuel
       --          --          --          --          --        85,8       296,4          Air departure tax
    710,2       647,2       424,8        73,7       167,7       234,9        38,8    7)    Other
----------------------------------------------------------------------------------------------------------------------------------
  6 169,6     7 200,5     5 638,6     6 052,5     6 778,1     8 226,6     8 680,1       TAXES ON INTERNATIONAL TRADE AND
                                                                                        TRANSACTIONS
  5 325,9     6 518,0     6 055,7     5 985,7     6 517,8     7 853,6     8 632,2          Customs duties
    456,7        -5,9        -1,4         1,6         0,4         0,0         0,5          Import surcharges
    387,1       688,4      -415,7        65,2       259,9       372,9        47,5    8)    Other
----------------------------------------------------------------------------------------------------------------------------------
  1 024,8     1 202,4     1 483,8     1 489,0     1 618,9     1 561,6     1 767,2       STAMP DUTIES AND FEES
----------------------------------------------------------------------------------------------------------------------------------
     84,1       121,2       -36,0       179,3       727,0        72,0       306,7    9) STATE MISCELLANEOUS REVENUE (SMR)
----------------------------------------------------------------------------------------------------------------------------------
127 278,0   147 332,3   165 327,4   184 843,6   201 386,0   220 334,1   252 298,3       TOTAL TAX REVENUE (GROSS)

  2 460,2     3 353,8     3 157,7     3 931,6     3 824,9     3 498,0     4 087,6   10) DEPARTMENTAL REVENUE
    154,7       168,9       141,7       806,9       148,8       155,7        81,4       TRANSACTIONS IN ASSETS AND LIABILITIES
 -3 890,1    -4 362,7    -5 237,2    -5 576,7    -7 197,3    -8 396,1    -8 204,8   11) LESS: SACU PAYMENTS
----------------------------------------------------------------------------------------------------------------------------------
126 002,7   146 492,4   163 389,6   184 005,4   198 162,4   215 591,9   248 262,4       TOTAL BUDGET REVENUE
----------------------------------------------------------------------------------------------------------------------------------
125 848,0   146 323,4   163 247,9   183 198,5   198 013,6   215 436,1   248 181,0       CURRENT REVENUE
 69 126,1    83 104,6    95 323,9   108 565,5   117 045,3   127 878,3   150 530,1          Direct taxes
 58 067,7    64 106,6    70 039,5    76 098,8    83 613,8    92 383,8   101 461,5          Indirect taxes
     84,1       121,2       -36,0       179,3       727,0        72,0       306,7          State Miscellaneous Revenue (SMR)
  2 460,2     3 353,8     3 157,7     3 931,6     3 824,9     3 498,0     4 087,6          Departmental revenue (including grants)
 -3 890,1    -4 362,7    -5 237,2    -5 576,7    -7 197,3    -8 396,1    -8 204,8          Less: SACU payments
    154,7       168,9       141,7       806,9       148,8       155,7        81,4       TRANSACTIONS IN ASSETS AND LIABILITIES
----------------------------------------------------------------------------------------------------------------------------------
  1 391,4     1 629,4     2 947,4     2 757,6     7 238,3     2 984,5     4 159,1   12) RECEIPTS NOT REGARDED AS REVENUE
----------------------------------------------------------------------------------------------------------------------------------

     Universal Service Fund since 1998/99 and the Human Resources Fund for
     1998/99 and 1999/00.

8)   Including diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.

9)   Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types. Previously shown as part of other non-tax revenue.

10)  Premiums received on destination bonds on switch options, previously included in revenue, are now reflected under extraordinary receipts, but includes domestic and foreign grants previously shown separately as Grants received (RDP Fund).

11)  South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central Revenue
     Fund of Namibia up to independence are included.

12)  Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are not regarded as revenue.

                                                                             163

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 2
MAIN BUDGET:
SUMMARY OF REVENUE 1)

                                                  2002/03     2003/04     2004/05            2005/06                2006/07
                                                 ---------------------------------------------------------------------------------
                                                                                                  % CHANGE      BUDGET ESTIMATES
                                                                ACTUAL                REVISED    ON ACTUAL     BEFORE      AFTER
                                                             COLLECTIONS             ESTIMATES     2004/05       TAX PROPOSALS
R MILLION
----------------------------------------------------------------------------------------------------------------------------------

TAXES ON INCOME AND PROFITS                      164 565,9   171 962,8   195 219,1   228 730,0       17,2%   260 740,5   245 815,5
   Persons and individuals                        94 336,7    98 495,1   110 981,9   125 760,0       13,3%   144 600,0   132 475,0
   Companies                               2)     55 745,1    60 880,8    70 781,9    84 900,0       19,9%    95 600,5    95 200,5
   Secondary tax on companies                      6 325,6     6 132,9     7 487,1    11 850,0       58,3%    13 850,0    13 850,0
   Tax on retirement funds                         6 989,7     4 897,7     4 406,1     4 500,0        2,1%     4 800,0     2 400,0
   Other                                   3)      1 169,0     1 556,3     1 562,2     1 720,0       10,1%     1 890,0     1 890,0

TAXES ON PAYROLL AND WORKFORCE                     3 352,1     3 896,4     4 443,3     5 000,0       12,5%     5 600,0     5 600,0
   Skills development levy                 4)      3 352,1     3 896,4     4 443,3     5 000,0       12,5%     5 600,0     5 600,0
----------------------------------------------------------------------------------------------------------------------------------
TAXES ON PROPERTY                                  5 084,6     6 707,5     9 012,6    11 120,0       23,4%    13 462,0     8 922,0
   Donations tax                                      17,7        17,1        25,2        30,0       19,1%        32,0        30,0
   Estate duty                                       432,7       417,1       506,9       590,0       16,4%       650,0       612,0
   Marketable securities tax                       1 205,2     1 101,1     1 365,9     1 800,0       31,8%     2 070,0     2 070,0
   Transfer duties                                 3 429,0     5 172,1     7 114,6     8 700,0       22,3%    10 710,0     6 210,0
----------------------------------------------------------------------------------------------------------------------------------
DOMESTIC TAXES ON GOODS AND SERVICES              97 581,9   110 173,5   131 982,8   152 370,0       15,4%   171 537,0   171 884,5
   Value-added tax/sales tax               6)     70 149,9    80 681,8    98 157,9   115 000,0       17,2%   132 200,0   131 200,0
   Specific excise duties                         10 422,6    11 364,6    13 066,7    14 599,0       11,7%    15 246,0    16 615,5
   Ad valorem excise duties                        1 050,2     1 016,2     1 015,2     1 200,0       18,2%     1 362,0     1 340,0
   Levies on fuel                                 15 333,8    16 652,4    19 190,4    20 700,0        7,9%    21 800,0    21 800,0
   Air departure tax                                 324,8       367,2       412,2       440,0        6,8%       460,0       460,0
   Other                                   7)        300,7        91,5       140,5       431,0      206,8%       469,0       469,0
----------------------------------------------------------------------------------------------------------------------------------
TAXES ON INTERNATIONAL TRADE AND
   TRANSACTIONS                                    9 619,7     8 414,3    13 285,7    18 960,0       42,7%    23 600,0    23 600,0
   Customs duties                                  9 330,7     8 479,4    12 888,4    18 600,0       44,3%    23 200,0    23 200,0
   Other                                   8)        289,1       -65,1       397,3       360,0       -9,4%       400,0       400,0
----------------------------------------------------------------------------------------------------------------------------------
STAMP DUTIES AND FEES                              1 572,4     1 360,1     1 167,7       870,0      -25,5%       974,0       964,0
----------------------------------------------------------------------------------------------------------------------------------
STATE MISCELLANEOUS REVENUE (SMR)          9)        433,0        -7,1      -130,9          --          --          --          --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL TAX REVENUE (GROSS)                        282 209,6   302 507,5   354 980,3   417 050,0       17,5%   475 913,5   456 786,0

DEPARTMENTAL REVENUE                       10)     4 191,9     5 931,4     5 520,4     7 454,1       35,0%     8 585,1     8 585,1
TRANSACTIONS IN ASSETS AND LIABILITIES               365,6       714,9       681,6       725,9        6,5%       735,0       735,0
LESS: SACU PAYMENTS                        11)    -8 259,4    -9 722,7   -13 327,8   -14 144,9        6,1%   -19 744,4   -19 744,4
----------------------------------------------------------------------------------------------------------------------------------
TOTAL BUDGET REVENUE                             278 507,7   299 431,2   347 854,4   411 085,1       18,2%   465 489,2   446 361,7
----------------------------------------------------------------------------------------------------------------------------------
CURRENT REVENUE                                  278 142,1   298 716,3   347 172,8   410 359,1       18,2%   464 754,2   445 626,7
   Direct taxes                                  168 368,4   176 293,5   200 194,5   234 350,0       17,1%   267 022,5   252 057,5
   Indirect taxes                                113 408,2   126 221,1   154 916,7   182 700,0       17,9%   208 891,0   204 728,5
   State Miscellaneous Revenue (SMR)                 433,0        -7,1      -130,9          --          --          --          --
   Departmental revenue (including grants)         4 191,9     5 931,4     5 520,4     7 454,1       35,0%     8 585,1     8 585,1
   Less: SACU payments                            -8 259,4    -9 722,7   -13 327,8   -14 144,9        6,1%   -19 744,4   -19 744,4
TRANSACTIONS IN ASSETS AND LIABILITIES               365,6       714,9       681,6       725,9        6,5%       735,0       735,0
----------------------------------------------------------------------------------------------------------------------------------
RECEIPTS NOT REGARDED AS REVENUE           12)     8 167,9     1 598,2     2 492,0     6 497,2      160,7%     1 700,0     1 700,0
----------------------------------------------------------------------------------------------------------------------------------

1)   Figures prior to 1994/95 (representing the former State Revenue Account)
     are adjusted to be comparable to the current National Revenue Fund (see introductory notes to this statistical annexure). Figures prior to 1995/96 include collections by the former TBVC states and self-governing territories.

2)   Figures prior to 1999/00 exclude receipts from mining companies. Figures from 1999/00 onwards include receipts from all companies.

3)   Including interest on overdue tax, non-resident shareholders' tax, non-residents' tax on interest and tax on undistributed profits.

4)   Levy on payroll dedicated to skills development.

5)   The 1998/99 and the 1999/00 figures include receipts of the demutualisation charge amounting to R278,5 million and R577,0 million respectively which were not included in the budget estimates.

6)   Including sales duty, which was replaced by a general sales tax in July
     1978. The value added tax replaced the general sales tax in September 1991.

7)   Including various levies, mining leases and ownership, cinematographic tax and other special levies imposed since 1974/75, as well as receipts of the

164

                                                  Annexure B: Statistical Tables
--------------------------------------------------------------------------------

                                                           TABLE 2
                                                           MAIN BUDGET:
                                                           SUMMARY OF REVENUE 1)

          2006/07                         2007/08                    2008/09
----------------------------------------------------------------------------------
 % CHANGE        % OF                       % CHANGE ON                   % CHANGE
ON REVISED   TOTAL BUDGET               AFTER TAX PROPOSALS                  ON
  2005/06       REVENUE     ESTIMATES         2006/07         ESTIMATES    2007/08

-----------------------------------------------------------------------------------------------------------------------------------

      7,5%          55,1%   272 315,0                 10,8%   306 560,0      12,6%       TAXES ON INCOME AND PROFITS
      5,3%          29,7%   148 850,0                 12,4%   169 200,0      13,7%          Persons and individuals
     12,1%          21,3%   104 000,0                  9,2%   116 000,0      11,5%   2)     Companies
     16,9%           3,1%    14 800,0                  6,9%    16 300,0      10,1%          Secondary tax on companies
    -46,7%           0,5%     2 600,0                  8,3%     2 800,0       7,7%          Tax on retirement funds
      9,9%           0,4%     2 065,0                  9,3%     2 260,0       9,4%   3)     Other

     12,0%           1,3%     6 150,0                  9,8%     6 800,0      10,6%       TAXES ON PAYROLL AND WORKFORCE
     12,0%           1,3%     6 150,0                  9,8%     6 800,0      10,6%   4)     Skills development levy
-----------------------------------------------------------------------------------------------------------------------------------
    -19,8%           2,0%    12 023,0                 34,8%    12 845,0       6,8%       TAXES ON PROPERTY
        --           0,0%        33,0                 10,0%        35,0       6,1%          Donations tax
      3,7%           0,1%       700,0                 14,4%       760,0       8,6%          Estate duty
     15,0%           0,5%     2 190,0                  5,8%     2 350,0       7,3%          Marketable securities tax
    -28,6%           1,4%     9 100,0                 46,5%     9 700,0       6,6%          Transfer duties
-----------------------------------------------------------------------------------------------------------------------------------
     12,8%          38,5%   184 775,6                  7,5%   203 366,0      10,1%       DOMESTIC TAXES ON GOODS AND SERVICES
     14,1%          29,4%   142 000,0                  8,2%   157 000,0      10,6%   6)     Value-added tax/sales tax
     13,8%           3,7%    16 950,6                  2,0%    18 230,0       7,5%          Specific excise duties
     11,7%           0,3%     1 400,0                  4,5%     1 500,0       7,1%          Ad valorem excise duties
      5,3%           4,9%    23 400,0                  7,3%    25 500,0       9,0%          Levies on fuel
      4,5%           0,1%       500,0                  8,7%       550,0      10,0%          Air departure tax
      8,8%           0,1%       525,0                 11,9%       586,0      11,6%   7)     Other
-----------------------------------------------------------------------------------------------------------------------------------
     24,5%           5,3%    25 420,0                  7,7%    27 440,0       7,9%       TAXES ON INTERNATIONAL TRADE AND
                                                                                            TRANSACTIONS
     24,7%           5,2%    25 000,0                  7,8%    27 000,0       8,0%          Customs duties
     11,1%           0,1%       420,0                  5,0%       440,0       4,8%   8)     Other
-----------------------------------------------------------------------------------------------------------------------------------
     10,8%           0,2%       986,7                  2,4%     1 094,5      10,9%       STAMP DUTIES AND FEES
-----------------------------------------------------------------------------------------------------------------------------------
                       --          --                                --              9)  STATE MISCELLANEOUS REVENUE (SMR)
-----------------------------------------------------------------------------------------------------------------------------------
      9,5%         102,3%   501 670,3                  9,8%   558 105,5      11,2%       TOTAL TAX REVENUE (GROSS)

     15,2%           1,9%     9 609,7                 11,9%    10 300,2       7,2%   10) DEPARTMENTAL REVENUE
      1,2%           0,2%     1 067,2                 45,2%     1 135,8       6,4%       TRANSACTIONS IN ASSETS AND LIABILITIES
     39,6%          -4,4%   -20 344,2                  3,0%   -22 450,5      10,4%   11) LESS: SACU PAYMENTS
-----------------------------------------------------------------------------------------------------------------------------------
      8,6%         100,0%   492 003,0                 10,2%   547 091,0      11,2%       TOTAL BUDGET REVENUE
-----------------------------------------------------------------------------------------------------------------------------------
      8,6%          99,8%   490 935,8                 10,2%   545 955,2      11,2%       CURRENT REVENUE
      7,6%          56,5%   279 198,0                 10,8%   314 155,0      12,5%          Direct taxes
     12,1%          45,9%   222 472,3                  8,7%   243 950,5       9,7%          Indirect taxes
                       --          --                                --                     State Miscellaneous Revenue (SMR)
     15,2%           1,9%     9 609,7                 11,9%    10 300,2       7,2%          Departmental revenue (including grants)
     39,6%          -4,4%   -20 344,2                  3,0%   -22 450,5      10,4%          Less: SACU payments
      1,2%           0,2%     1 067,2                 45,2%     1 135,8       6,4%       TRANSACTIONS IN ASSETS AND LIABILITIES
-----------------------------------------------------------------------------------------------------------------------------------
    -73,8%           0,4%       712,2                -58,1%       712,2         --   12) RECEIPTS NOT REGARDED AS REVENUE
-----------------------------------------------------------------------------------------------------------------------------------

     Universal Service Fund since 1998/99 and the Human Resources Fund for
     1998/99 and 1999/00.

8)   Including diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections

9)   Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types. Previously shown as part of other non-tax revenue.

10)  Premiums received on destination bonds on switch options, previously included in revenue, are now reflected under extraordinary receipts, but includes domestic and foreign grants previously shown separately as Grants received (RDP Fund).

11)  South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central Revenue Fun of Namibia up to independence are included.

12)  Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are no regarded as revenue.

                                                                             165

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 3
MAIN BUDGET:
REVENUE - DETAILED CLASSIFICATION

                                                     2002/03       2003/04                            2004/05
------------------------------------------------------------------------------------------------------------------------------------
                                                             ACTUAL              BEFORE         AFTER        REVISED        ACTUAL
                                                          COLLECTIONS                TAX PROPOSALS           ESTIMATE     COLLECTION
R THOUSANDS
------------------------------------------------------------------------------------------------------------------------------------

TAXES ON INCOME AND PROFITS                        164 565 931   171 962 773   193 260 200   189 198 200   189 900 000   195 219 114
   Income tax on persons and individuals            94 336 679    98 495 130   110 000 000   105 938 000   110 950 000   110 981 881
   Tax on corporate income
      Companies                                     55 745 054    60 880 803    68 800 000    68 800 000    65 450 000    70 781 871
      Secondary tax on companies                     6 325 581     6 132 930     6 760 000     6 760 000     7 600 000     7 487 073
      Tax on retirement funds                        6 989 650     4 897 650     6 000 000     6 000 000     4 500 000     4 406 121
   Other
      Interest on overdue income tax                 1 168 967     1 556 260     1 700 200     1 700 200     1 400 000     1 562 168
------------------------------------------------------------------------------------------------------------------------------------
TAXES ON PAYROLL AND WORKFORCE                       3 352 054     3 896 435     4 300 000     4 300 000     4 600 000     4 443 296
   Skills development levy                           3 352 054     3 896 435     4 300 000     4 300 000     4 600 000     4 443 296
------------------------------------------------------------------------------------------------------------------------------------
TAXES ON PROPERTY                                    5 084 644     6 707 470     6 970 000     6 870 000     8 928 000     9 012 634
   Estate, inheritance and gift taxes
      Donations tax                                     17 696        17 131        20 000        20 000        28 000        25 189
      Estate duty                                      432 726       417 130       450 000       450 000       500 000       506 914
   Taxes on financial and capital
      transactions
      Marketable securities tax                      1 205 176     1 101 147     1 200 000     1 200 000     1 200 000     1 365 902
      Transfer duties                                3 429 046     5 172 062     5 300 000     5 200 000     7 200 000     7 114 629
------------------------------------------------------------------------------------------------------------------------------------
DOMESTIC TAXES ON GOODS AND SERVICES                97 581 850   110 173 530   119 417 411   121 549 411   129 033 280   131 982 800
   Value-added tax                                  70 149 852    80 681 755    89 500 000    89 500 000    95 500 000    98 157 875
   Specific excise duties
      Beer                                           3 007 130     3 448 727     3 660 000     3 984 400     3 966 000     3 963 493
      Sorghum beer and sorghum flour                    37 656        38 989        36 911        36 911        36 000        42 448
      Wine and other fermented beverages               544 656       513 667       407 000       521 800       695 000       739 748
      Mineral water                                     15 486         8 659            --            --            --            --
      Spirits                                        1 131 377     1 200 950     1 617 000     1 837 300     1 638 000     1 507 530
      Cigarettes and cigarette tobacco               4 213 328     4 698 781     4 416 000     5 147 100     5 340 000     5 348 515
      Pipe tobacco and cigars                          370 553       336 262       557 000       619 400       364 000       389 370
      Petroleum products                      1)       680 739       786 786       765 000       765 000       806 000       802 312
      Revenue from neighbouring countries     2)       421 701       331 755       200 000       200 000       130 000       273 237
   Ad valorem excise duties                          1 050 184     1 016 151     1 140 000       910 000     1 100 000     1 015 184
   Levies on fuel                                   15 333 757    16 652 388    16 500 000    17 409 000    18 800 000    19 190 431
   Taxes on specific services
      Levy on financial services                           770          -206            --            --            --        -2 807
   Taxes on use of goods or permission to use
   goods or to perform activities
      Air departure tax                                324 757       367 163       380 000       380 000       420 000       412 176
      Plastic bags levy                                     --            --        90 000        90 000        40 000        41 214
   Mining leases and ownership
      Other mines                                      270 339        64 958       108 500       108 500       105 000         2 226
   Other
      Universal Service Fund                            29 565        26 745        40 000        40 000        93 280        99 848
------------------------------------------------------------------------------------------------------------------------------------
TAXES ON INTERNATIONAL TRADE AND TRANSACTIONS        9 619 759     8 414 278    10 476 000    10 476 000    11 650 000    13 285 694
   Import duties
      Customs duties                                 9 330 656     8 479 415     9 500 000     9 500 000    11 500 000    12 888 364
      Import surcharges                                     19            --            --            --            --            --
   Other
      Ordinary levy                                      5 130           591       650 000       650 000            --           103
      Miscellaneous customs and excise
         receipts                                      283 954       -65 728       326 000       326 000       150 000       397 227
------------------------------------------------------------------------------------------------------------------------------------
OTHER TAXES                                          1 572 419     1 360 087     1 570 000     1 300 000     1 150 000     1 167 655
   Stamp duties and fees                             1 572 419     1 360 087     1 570 000     1 300 000     1 150 000     1 167 655
------------------------------------------------------------------------------------------------------------------------------------
STATE MISCELLANEOUS REVENUE (SMR)             3)       432 997        -7 064            --            --            --      -130 927
------------------------------------------------------------------------------------------------------------------------------------
TOTAL TAX REVENUE (GROSS)                          282 209 654   302 507 509   335 993 611   333 693 611   345 261 280   354 980 266
====================================================================================================================================

1)   Specific excise duties on petrol, distillate fuel, residual fuel and base oil.

2)   Excise duties which are collected by the BLNS countries, former self-governing territories and TBVC states.

3)   Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types.

4)   South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central

166

                                                  Annexure B: Statistical Tables
--------------------------------------------------------------------------------

                                               TABLE 3
                                               MAIN BUDGET:
                                               REVENUE - DETAILED CLASSIFICATION

                       2005/06                                   2006/07
------------------------------------------------------------------------------------------------------------------------------------
    BUDGET ESTIMATES                      % CHANGE ON
   BEFORE        AFTER        REVISED       2004/05        BEFORE        AFTER
      TAX PROPOSALS           ESTIMATE       ACTUAL           TAX PROPOSALS
                                                                                                                         R THOUSANDS
------------------------------------------------------------------------------------------------------------------------------------

211 350 000   200 855 000   228 730 000        17,2%    260 740 500   245 815 500      TAXES ON INCOME AND PROFITS
124 000 000   116 890 000   125 760 000        13,3%    144 600 000   132 475 000         Income tax on persons and individuals
                                                                                          Tax on corporate income
 72 100 000    68 715 000    84 900 000        19,9%     95 600 500    95 200 500            Companies
  8 700 000     8 700 000    11 850 000        58,3%     13 850 000    13 850 000            Secondary tax on companies
  4 900 000     4 900 000     4 500 000         2,1%      4 800 000     2 400 000            Tax on retirement funds
                                                                                          Other
  1 650 000     1 650 000     1 720 000        10,1%      1 890 000     1 890 000            Interest on overdue income tax
------------------------------------------------------------------------------------------------------------------------------------
  5 000 000     4 908 000     5 000 000        12,5%      5 600 000     5 600 000      TAXES ON PAYROLL AND WORKFORCE
  5 000 000     4 908 000     5 000 000        12,5%      5 600 000     5 600 000         Skills development levy
------------------------------------------------------------------------------------------------------------------------------------
 10 270 000     9 820 000    11 120 000        23,4%     13 462 000     8 922 000      TAXES ON PROPERTY
                                                                                          Estate, inheritance and gift taxes
     30 000        30 000        30 000        19,1%         32 000        30 000            Donations tax
    540 000       540 000       590 000        16,4%        650 000       612 000            Estate duty
                                                                                          Taxes on financial and capital
                                                                                             transactions
  1 300 000     1 300 000     1 800 000        31,8%      2 070 000     2 070 000            Marketable securities tax
  8 400 000     7 950 000     8 700 000        22,3%     10 710 000     6 210 000            Transfer duties
------------------------------------------------------------------------------------------------------------------------------------
141 085 000   143 091 300   152 370 000        15,4%    171 537 000   171 884 500      DOMESTIC TAXES ON GOODS AND SERVICES
106 250 000   105 975 000   115 000 000        17,2%    132 200 000   131 200 000         Value-added tax
                                                                                          Specific excise duties
  4 120 000     4 510 000     4 450 000        12,3%      4 580 000     5 022 000            Beer
     40 000        40 000        45 000         6,0%         46 000        46 000            Sorghum beer and sorghum flour
    700 000       810 000       650 000       -12,1%        670 000       743 000            Wine and other fermented beverages
         --            --            --          --              --            --            Mineral water
  1 670 000     1 860 000     1 900 000        26,0%      2 050 000     2 260 000            Spirits
  5 320 000     5 897 800     6 070 000        13,5%      6 340 000     6 950 000            Cigarettes and cigarette tobacco
    360 000       402 200       350 000       -10,1%        360 000       394 500            Pipe tobacco and cigars
    820 000       819 300       860 000         7,2%        920 000       920 000   1)       Petroleum products
    170 000       170 000       274 000         0,3%        280 000       280 000   2)       Revenue from neighbouring countries
  1 200 000     1 190 000     1 200 000        18,2%      1 362 000     1 340 000         Ad valorem excise duties
 19 700 000    20 650 000    20 700 000         7,9%     21 800 000    21 800 000         Levies on fuel
                                                                                          Taxes on specific services
         --            --            --                          --            --            Levy on financial services
                                                                                          Taxes on use of goods or permission to use
                                                                                             goods or to perform activities
    430 000       462 000       440 000         6,8%        460 000       460 000            Air departure tax
     90 000        90 000        90 000       118,4%         94 000        94 000            Plastic bags levy
                                                                                          Mining leases and ownership
    110 000       110 000       150 000     6 638,5%        160 000       160 000            Other mines
                                                                                          Other
    105 000       105 000       191 000        91,3%        215 000       215 000            Universal Service Fund
------------------------------------------------------------------------------------------------------------------------------------
 13 200 000    13 200 000    18 960 000        42,7%     23 600 000    23 600 000      TAXES ON INTERNATIONAL TRADE AND TRANSACTIONS
                                                                                          Import duties
 13 000 000    13 000 000    18 600 000        44,3%     23 200 000    23 200 000            Customs duties
         --            --            --          --              --            --            Import surcharges
                                                                                          Other
         --            --            --          --              --            --            Ordinary levy
                                                                                             Miscellaneous customs and excise
    200 000       200 000       360 000        -9,4%        400 000       400 000               receipts
------------------------------------------------------------------------------------------------------------------------------------
  1 250 000       900 000       870 000       -25,5%        974 000       964 000      OTHER TAXES
  1 250 000       900 000       870 000       -25,5%        974 000       964 000         Stamp duties and fees
------------------------------------------------------------------------------------------------------------------------------------
         --            --            --          --              --            --   3) STATE MISCELLANEOUS REVENUE (SMR)
------------------------------------------------------------------------------------------------------------------------------------
382 155 000   372 774 300   417 050 000        17,5%    475 913 500   456 786 000      TOTAL TAX REVENUE (GROSS)
====================================================================================================================================

     Revenue Fund of Namibia up to independence are included.

5)   Unallocated departmental revenue previously classified by departments as miscellaneous revenue.

6)   Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are not regarded as revenue. The 2005/06 revised estimate includes the proceeds from the foreign exchange amnesty.

                                                                             167

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 3
MAIN BUDGET:
REVENUE - DETAILED CLASSIFICATION

                                                              2002/03     2003/04                        2004/05
                                                            -----------------------------------------------------------------------

                                                                    ACTUAL             BEFORE      AFTER       REVISED     ACTUAL
                                                                  COLLECTIONS            TAX PROPOSALS        ESTIMATE   COLLECTION
R THOUSANDS
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL TAX REVENUE (GROSS)                                   282 209 654 302 507 509 335 993 611 333 693 611 345 261 280 354 980 266
===================================================================================================================================
Less: SACU payments                                      4)  -8 259 425  -9 722 697 -13 327 791 -13 327 791 -13 327 791 -13 327 791
   Payments in terms of Customs Union agreements
      (sec. 51(2) of Act 91 of 1964)                         -8 259 425  -9 722 697 -13 327 791 -13 327 791 -13 327 791 -13 327 791
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL TAX REVENUE (NET OF SACU PAYMENTS)                    273 950 229 292 784 812 322 665 820 320 365 820 331 933 489 341 652 475
===================================================================================================================================
SALES OF GOODS AND SERVICES OTHER THAN CAPITAL ASSETS           966 335   2 448 943   2 465 000   2 465 000   1 910 000   2 205 593
   Sales of goods and services produced by departments
      Administrative fees                                       708 769   1 820 509   1 700 000   1 700 000   1 280 000   1 611 604
      Other sales                                               207 488     614 840     750 000     750 000     470 000     448 075
   Sales of scrap, waste, arms and other used current goods      50 078      13 594      15 000      15 000     160 000     145 914
-----------------------------------------------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                                              117 495     130 121       6 000       6 000       4 500       3 740
   of which: foreign grants received                            117 495      66 685          --          --          --
-----------------------------------------------------------------------------------------------------------------------------------
FINES, PENALTIES AND FORFEITS                                   185 188     344 109     240 000     240 000     395 000     387 653
   of which: foreign exchange amnesty proceeds                       --          --          --          --          --          --
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST, DIVIDENDS AND RENT ON LAND                          2 910 473   3 008 272   3 233 180   3 233 180   3 183 868   2 923 380
   Interest
      Cash balances                                             216 690     144 900     130 000     130 000     128 504     133 931
      Corporation for Public Deposits                            28 878      40 375      43 200      43 200      68 120      90 819
      Exchequer deposits                                      1 269 605   1 779 616   1 500 000   1 500 000   1 700 000   1 504 448
      Other                                                     126 397          --          --          --          --          --
   Dividends
      ACSA                                                      119 000     246 177     256 270     256 270     170 000     170 086
      Central Energy Fund                                       290 000     189 221     303 431     303 431          --          --
      Eskom                                                     560 000          --     594 941     594 941     569 000     569 000
      Industrial Development Corporation                         55 000      55 000      57 255      57 255      60 000          --
      Operating surpluses of accounts and enterprises            72 906          --      10 000      10 000          --          --
      Reserve Bank                                                7 136     170 664     187 730     187 730      73 157      73 157
      SA Broadcasting Corporation                                 1 791       1 780       1 853       1 853       1 780          --
      Telkom                                                         --     186 797          --          --     228 307     228 307
      SAFCOL                                                         --      68 000          --          --      30 000      30 000
      Denel                                                          --          --          --          --          --          --
      Other                                                          --       1 588          --          --          --      15 864
   Rent on land                                                 163 070     124 154     148 500     148 500     155 000     107 768
-----------------------------------------------------------------------------------------------------------------------------------
OTHER REVENUE                                                    12 426          --          --          --          --          --
   Unspecified                                           5)      12 426          --          --          --          --          --
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL DEPARTMENTAL REVENUE                                    4 191 917   5 931 445   5 944 180   5 944 180   5 493 368   5 520 366
===================================================================================================================================
TOTAL CURRENT REVENUE                                       278 142 146 298 716 257 328 610 000 326 310 000 337 426 857 347 172 841
===================================================================================================================================
SALES OF CAPITAL ASSETS                                          57 848      16 493      16 200      16 200      43 143      26 187
TRANSACTIONS IN ASSETS AND LIABILITIES
   (RECOVERIES OF LOANS)                                        307 749     698 409     630 000     630 000     490 189     655 377
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BUDGET REVENUE                                        278 507 743 299 431 159 329 256 200 326 956 200 337 960 189 347 854 405
===================================================================================================================================
Receipts not regarded as revenue                         6)   8 167 881   1 598 205   2 742 100   2 742 100   1 646 059   2 492 046
   Proceeds from state asset restructuring                    7 994 094       9 182   2 500 000   2 500 000      13 333      26 018
   Adjustments due to transactions in government stock          173 787   1 589 023     242 100     242 100   1 632 726   2 466 028
-----------------------------------------------------------------------------------------------------------------------------------

1)   Specific excise duties on petrol, distillate fuel, residual fuel and base oil.

2)   Excise duties which are collected by the BLNS countries, former self-governing territories and TBVC states.

3)   Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types.

4)   South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central

168

                                                  Annexure B: Statistical Tables
--------------------------------------------------------------------------------

                                               TABLE 3
                                               MAIN BUDGET:
                                               REVENUE - DETAILED CLASSIFICATION

------------------------------------------------------------------------------------------------------------------------------------
                      2005/06                           2006/07
-----------------------------------------------------------------------
    BUDGET ESTIMATES                % CHANGE ON
   BEFORE       AFTER      REVISED     2004/05     BEFORE       AFTER
      TAX PROPOSALS        ESTIMATE    ACTUAL        TAX PROPOSALS
                                                                                                                         R THOUSANDS
------------------------------------------------------------------------------------------------------------------------------------

382 155 000 372 774 300 417 050 000       17,5% 475 913 500 456 786 000    TOTAL TAX REVENUE (GROSS)
====================================================================================================================================
-12 052 901 -12 052 901 -14 144 921        6,1% -19 744 393 -19 744 393 4) Less: SACU payments
                                                                              Payments in terms of Customs Union agreements
-12 052 901 -12 052 901 -14 144 921        6,1% -19 744 393 -19 744 393          (sec. 51(2) of Act 91 of 1964)
------------------------------------------------------------------------------------------------------------------------------------
370 102 099 360 721 399 402 905 079       17,9% 456 169 107 437 041 607    TOTAL TAX REVENUE (NET OF SACU PAYMENTS)
====================================================================================================================================
  2 005 000   2 005 000   2 495 028       13,1%   2 579 493   2 579 493    SALES OF GOODS AND SERVICES OTHER THAN CAPITAL ASSETS
                                                                              Sales of goods and services produced by departments
  1 340 000   1 340 000   1 976 602       22,6%   2 037 220   2 037 220          Administrative fees
    495 000     495 000     369 269      -17,6%     386 255     386 255          Other sales
    170 000     170 000     149 157        2,2%     156 018     156 018       Sales of scrap, waste, arms and other used current
                                                                                 goods
------------------------------------------------------------------------------------------------------------------------------------
      4 800       4 800       5 563       48,7%       5 819       5 819    TRANSFERS RECEIVED
         --          --          --         --           --          --       of which: foreign grants received
------------------------------------------------------------------------------------------------------------------------------------
  2 815 000   2 815 000     239 732      -38,2%     250 760     250 760    FINES, PENALTIES AND FORFEITS
  2 400 000   2 400 000                     --           --          --            of which: foreign exchange amnesty proceeds
------------------------------------------------------------------------------------------------------------------------------------
  3 677 601   3 677 601   4 713 741       61,2%   5 748 998   5 748 998    INTEREST, DIVIDENDS AND RENT ON LAND
                                                                              Interest
    135 486     135 486     190 719       42,4%     261 600     261 600          Cash balances
     70 846      70 846       4 000      -95,6%          --          --          Corporation for Public Deposits
  1 876 000   1 876 000   1 731 000       15,1%   1 528 000   1 528 000          Exchequer deposits
         --          --     458 272         --    1 742 000   1 742 000          Other
                                                                              Dividends
    178 500     178 500     234 000       37,6%     245 700     245 700          ACSA
    208 616     208 616          --         --           --          --          Central Energy Fund
    619 334     619 334     981 000       72,4%     800 000     800 000          Eskom
     59 602      59 602      65 000         --       70 000      70 000          Industrial Development Corporation
         --          --          --         --           --          --          Operating surpluses of accounts and enterprises
     80 656      80 656      76 815        5,0%      80 656      80 656          Reserve Bank
      1 929       1 929       1 780         --        1 780       1 780          SA Broadcasting Corporation
    239 722     239 722     828 192      262,8%     869 602     869 602          Telkom
     31 500      31 500      30 000         --       31 500      31 500          SAFCOL
     10 410      10 410          --         --           --          --          Denel
         --          --          --         --           --          --          Other
    165 000     165 000     112 963        4,8%     118 160     118 160       Rent on land
------------------------------------------------------------------------------------------------------------------------------------
         --          --          --         --           --          --    OTHER REVENUE
         --          --          --         --           --          -- 5)    Unspecified
------------------------------------------------------------------------------------------------------------------------------------
  8 502 401   8 502 401   7 454 064       35,0%   8 585 070   8 585 070    TOTAL DEPARTMENTAL REVENUE
====================================================================================================================================
378 604 500 369 223 800 410 359 143       18,2% 464 754 177 445 626 677    TOTAL CURRENT REVENUE
====================================================================================================================================
    130 000     130 000      70 008      167,3%      73 229      73 229    SALES OF CAPITAL ASSETS
                                                                           TRANSACTIONS IN ASSETS AND LIABILITIES
    515 690     515 690     655 928        0,1%     661 754     661 754       (RECOVERIES OF LOANS)
------------------------------------------------------------------------------------------------------------------------------------
379 250 190 369 869 490 411 085 079       18,2% 465 489 160 446 361 660    TOTAL BUDGET REVENUE
====================================================================================================================================
  1 528 700   1 528 700   6 497 240      160,7%   1 700 000   1 700 000 6) Receipts not regarded as revenue
         --          --   4 497 240         --      200 000     200 000       Proceeds from state asset restructuring
  1 528 700   1 528 700   2 000 000      -18,9%   1 500 000   1 500 000       Adjustments due to transactions in government stock
------------------------------------------------------------------------------------------------------------------------------------

     Revenue Fund of Namibia up to independence are included.

5)   Unallocated departmental revenue previously classified by departments as miscellaneous revenue.

6)   Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund but are not regarded as revenue. The 2005/06 revised estimate includes the proceeds from the foreign exchange amnesty.

                                                                             169

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 4
MAIN BUDGET: EXPENDITURE DEFRAYED FROM THE
NATIONAL REVENUE FUND BY VOTE

                                                    2001/02                     2002/03                          2003/04
                                                 --------------------------------------------------------------------------------
                                                 EXPENDITURE  EXPENDITURE            OF WHICH           EXPENDITURE    OF WHICH
                                                  ON BUDGET    ON BUDGET     TRANSFERS     TRANSFERS     ON BUDGET     TRANSFERS
                                                     VOTE         VOTE          TO          TO LOCAL        VOTE          TO
R MILLION                                          OUTCOME      OUTCOME    PROVINCES 1)  GOVERNMENT 2)    OUTCOME    PROVINCES 1)
---------------------------------------------------------------------------------------------------------------------------------

CENTRAL GOVERNMENT ADMINISTRATION
   The Presidency                                      101,2        138,8            --             --        142,7            --
   Parliament                                          269,6        307,4            --             --        448,5            --
   Foreign Affairs                                   1 994,6      2 370,8            --             --      2 163,8            --
   Home Affairs                                      1 119,5      1 430,0            --             --      2 022,0            --
   Provincial and Local Government                   4 653,1      6 570,0         241,2        6 145,8      9 456,3         259,6
      of which: Local government equitable           4 186,8      4 186,8            --        4 186,8      6 350,4            --
      share
   Public Works                                      3 705,2      1 745,4            --          259,8      2 024,5            --
FINANCIAL AND ADMINISTRATIVE SERVICES
   Government Communication and Information            122,7        158,5            --             --        186,0            --
      System
   National Treasury                                 8 164,6      9 863,0       1 950,0          306,0     12 111,9       2 534,5
   Public Enterprises                                  196,4        210,5            --             --         84,0            --
   Public Service and Administration                    99,1        138,6            --             --        155,9            --
   Public Service Commission                            52,7         62,0            --             --         69,3            --
   South African Management Development                 22,8         30,7            --             --         36,9            --
      Institute
   Statistics South Africa                             897,9        376,3            --             --        300,3            --
SOCIAL SERVICES
   Arts and Culture                                    442,8        609,9            --             --        924,1            --
   Education                                         8 616,4      9 326,4         936,1             --     10 557,0       1 135,9
   Health                                            6 223,9      7 135,9       6 353,3             --      7 735,6       6 783,2
   Labour                                            1 396,8      1 336,6            --             --      1 071,8            --
   Social Development                               23 793,7     30 223,1          10,8             --     39 357,3            --
   Sport and Recreation South Africa                   101,1        172,6            --           83,8        224,1            --
JUSTICE AND PROTECTION SERVICES
   Correctional Services                             6 549,2      7 505,5            --             --      7 849,7            --
   Defence                                          16 044,6     19 472,9            --             --     20 504,7            --
   Independent Complaints Directorate                   26,7         35,6            --             --         41,3            --
   Justice and Constitutional Development            3 268,3      3 986,6            --             --      4 236,4            --
   Safety and Security                              17 670,4     20 380,1            --             --     22 692,9            --
ECONOMIC SERVICES AND INFRASTRUCTURE
   Agriculture                                         871,1        933,3          24,0             --      1 194,8          66,4
   Communications                                    1 128,3        895,3            --             --        849,5            --
   Environmental Affairs and Tourism                 1 064,1      1 384,3            --             --      1 455,6            --
   Housing                                           3 721,2      4 218,1       3 906,7             --      4 560,0       4 355,2
   Land Affairs                                        976,2      1 102,3            --             --      1 635,9            --
   Minerals and Energy                               1 233,4      1 867,0            --          224,8      1 812,5            --
   Science and Technology                            1 004,4      1 101,4            --             --      1 391,6            --
   Trade and Industry                                1 713,0      2 107,2            --             --      2 349,2            --
   Transport                                         4 936,9      5 718,2            --           39,7      6 232,5            --
   Water Affairs and Forestry                        3 483,1      3 743,4            --        1 042,5      4 251,5            --
                                                 --------------------------------------------------------------------------------
                                                   125 665,1    146 657,7      13 422,1        8 102,5    170 129,9      15 134,8
Plus:
   Unallocated funds/Projected underspending              --           --            --             --           --            --
   Contingency reserve                                    --           --            --             --           --            --
                                                 --------------------------------------------------------------------------------
SUBTOTAL: APPROPRIATIONS BY VOTE                   125 665,1    146 657,7      13 422,1        8 102,5    170 129,9      15 134,8
Plus:
DIRECT CHARGES ON THE NATIONAL REVENUE FUND
   State debt cost (National Treasury)              47 580,7     46 807,7            --             --     46 312,9            --
   Provincial equitable share                       85 994,7     93 895,3      93 895,3             --    107 538,4     107 538,4
      (National Treasury)                    3)
   Skills levy and Setas (Labour)                    2 541,0      3 259,5            --             --      3 777,0            --
   Members' remuneration (Parliament)                  162,3        172,8            --             --        191,3            --
   Judges and Magistrates salaries (Justice            665,1        699,2            --             --        729,7            --
   and Const. Dev.)
   President and Deputy President salaries               1,6          1,7            --             --          1,7            --
   (The Presidency)
   Standing appropriations                             294,0         30,0            --             --         28,2            --
                                                 --------------------------------------------------------------------------------
MAIN BUDGET EXPENDITURE                            262 904,5    291 524,0     107 317,4        8 102,5    328 709,2     122 673,1
---------------------------------------------------------------------------------------------------------------------------------

1)   Includes provincial equitable share and conditional grants allocated to provinces.

2)   Includes local government equitable share and conditional grants allocated to local government.

170

                                                  Annexure B: Statistical Tables
--------------------------------------------------------------------------------

                                      TABLE 4
                                      MAIN BUDGET: EXPENDITURE DEFRAYED FROM THE
                                      NATIONAL REVENUE FUND BY VOTE

   2003/04                           2004/05                    2005/06
-----------------------------------------------------------------------------
  OF WHICH                           OF WHICH
  TRANSFERS                 TRANSFERS       TRANSFERS                ADJUSTED
  TO LOCAL     PRELIMINARY      TO          TO LOCAL       BUDGET     APPRO-
GOVERNMENT 2)    OUTCOME    PROVINCES 1)  GOVERNMENT 2)   ESTIMATE   PRIATION                                             R MILLION
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                  CENTRAL GOVERNMENT ADMINISTRATION
           --        167,7            --             --      213,5      216,5        The Presidency
           --        580,8            --             --      677,3      672,4        Parliament
           --      2 393,1            --             --    2 595,1    2 737,1        Foreign Affairs
           --      2 069,4            --             --    2 972,7    3 119,1        Home Affairs
      8 943,5     13 138,2         220,5       12 579,7   15 580,8   15 979,0        Provincial and Local Government
      6 350,4      7 677,5            --        7 677,5    9 643,3    9 643,3           of which: Local government equitable
                                                                                        share
        262,4      2 244,4            --             --    5 554,1    2 358,9        Public Works
                                                                                  FINANCIAL AND ADMINISTRATIVE SERVICES
           --        211,3            --             --      249,1      258,3        Government Communication and Information
                                                                                        System
        704,8     13 510,0       3 348,4          585,9   13 990,7   14 194,5        National Treasury
           --        678,7            --             --       92,0    2 675,9        Public Enterprises
           --        128,5            --             --      167,7      188,4        Public Service and Administration
           --         77,0            --             --       82,1       92,4        Public Service Commission
           --         34,4            --             --       57,0       57,0        South African Management Development
                                                                                        Institute
           --        371,2            --             --      691,3      741,4        Statistics South Africa
                                                                                  SOCIAL SERVICES
           --      1 113,8            --             --    1 082,7    1 133,0        Arts and Culture
           --     11 340,4         990,5             --   12 397,1   12 629,9        Education
           --      8 454,9       7 443,5             --    9 825,2   10 039,4        Health
           --      1 163,5            --             --    1 314,0    1 382,3        Labour
           --     47 766,3            --             --   56 549,1   56 121,7        Social Development
        121,9        282,5           9,0          133,8      203,6      458,9        Sport and Recreation South Africa
                                                                                  JUSTICE AND PROTECTION SERVICES
           --      8 828,8            --             --    9 234,1    9 888,9        Correctional Services
           --     20 201,3            --             --   22 459,4   23 516,2        Defence
           --         47,0            --             --       49,5       54,8        Independent Complaints Directorate
           --      4 670,0            --             --    5 072,1    5 456,0        Justice and Constitutional Development
           --     25 414,5            --             --   28 457,0   29 361,3        Safety and Security
                                                                                  ECONOMIC SERVICES AND INFRASTRUCTURE
           --      1 408,2         343,8             --    1 684,7    1 996,6        Agriculture
           --      1 663,9            --             --    1 017,5    1 046,8        Communications
           --      1 660,5            --             --    1 723,1    1 782,8        Environmental Affairs and Tourism
           --      4 808,4       4 589,1             --    5 191,7    5 272,5        Housing
           --      2 022,0           6,3             --    3 881,5    3 927,1        Land Affairs
        245,1      1 876,4            --          196,1    2 117,6    2 271,6        Minerals and Energy
           --      1 632,9            --             --    1 986,6    2 044,5        Science and Technology
           --      2 521,9            --             --    3 076,3    3 332,6        Trade and Industry
          9,1      6 679,9            --             --    7 602,2   10 741,0        Transport
      1 294,5      3 857,7            --          341,1    3 557,4    4 022,5        Water Affairs and Forestry
-----------------------------------------------------------------------------
     11 581,3    193 019,4      16 951,1       13 836,7  221 405,8  229 771,3
                                                                                  Plus:
           --           --            --             --         --         --        Unallocated funds/Projected underspending
           --           --            --             --    2 500,0   -2 500,0        Contingency reserve
-----------------------------------------------------------------------------
     11 581,3    193 019,4      16 951,1       13 836,7  223 905,8  227 271,3     SUBTOTAL: APPROPRIATIONS BY VOTE
                                                                                  Plus:
                                                                                  DIRECT CHARGES ON THE NATIONAL REVENUE FUND
           --     48 851,2            --             --   53 125,0   51 849,0        State debt cost (National Treasury)
           --    120 884,5     120 884,5             --  134 706,2  135 291,6 3)     Provincial equitable share (National Treasury)
           --      4 725,4            --             --    5 000,0    4 934,0        Skills levy and Setas (Labour)
           --        203,9            --             --      208,3      213,1        Members' remuneration (Parliament)
           --        829,4            --             --      850,0      850,0        Judges and Magistrates salaries (Justice and
                                                                                        Const. Dev.)
           --          2,0            --             --        2,0        2,0        President and Deputy President salaries (The
                                                                                        Presidency)
           --         25,4            --             --       22,0       22,0        Standing appropriations
-----------------------------------------------------------------------------
     11 581,3    368 541,2     137 835,6       13 836,7  417 819,2  420 433,1     MAIN BUDGET EXPENDITURE
-----------------------------------------------------------------------------------------------------------------------------------

3)   Provincial equitable share, excluding conditional grants to provinces.

                                                                             171

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 4
MAIN BUDGET: EXPENDITURE DEFRAYED FROM THE
NATIONAL REVENUE FUND BY VOTE

                                                                      2005/06                                 2006/07
                                                      ------------------------------------------------------------------------------
                                                                           OF WHICH                                OF WHICH
                                                      PROJECTED   TRANSFERS      TRANSFERS                TRANSFERS     TRANSFERS
                                                         VOTE         TO          TO LOCAL      BUDGET        TO          TO LOCAL
R MILLION                                              OUTTURN   PROVINCES 1)  GOVERNMENT 2)   ESTIMATE  PROVINCES 1)  GOVERNMENT 2)
------------------------------------------------------------------------------------------------------------------------------------

CENTRAL GOVERNMENT ADMINISTRATION
   The Presidency                                         193,5            --             --      255,9            --             --
   Parliament                                             499,6            --             --      782,1            --             --
   Foreign Affairs                                      2 612,1            --             --    3 042,1            --             --
   Home Affairs                                         2 940,7            --             --    2 800,4            --             --
   Provincial and Local Government                     15 978,3          40,7       15 590,5   24 903,4            --       24 523,2
      of which: Local government equitable share        9 643,3            --        9 643,3   18 057,9            --       18 057,9
  Public Works                                          2 148,9            --             --    3 080,2            --             --

FINANCIAL AND ADMINISTRATIVE SERVICES
   Government Communication and Information               252,6            --             --      288,0            --             --
      System
   National Treasury                                   13 958,0       3 730,8          548,7   15 547,9       4 118,1          598,7
   Public Enterprises                                   2 675,9            --             --      683,5            --             --
   Public Service and Administration                      188,4            --             --      325,6            --             --
   Public Service Commission                               92,1            --             --       96,3            --             --
   South African Management Development Institute          57,0            --             --       58,9            --             --
   Statistics South Africa                                711,5            --             --    1 074,5            --             --

SOCIAL SERVICES
   Arts and Culture                                     1 129,2            --             --    1 318,5            --             --
   Education                                           12 611,7       1 248,4             --   14 129,2       1 712,5             --
   Health                                               9 788,7       8 906,9             --   11 270,0      10 033,4             --
   Labour                                               1 349,9            --             --    1 512,7            --             --
   Social Development                                  55 789,0            --             --   62 005,5            --             --
   Sport and Recreation South Africa                      458,9          24,0             --      352,2         119,0             --

JUSTICE AND PROTECTION SERVICES
   Correctional Services                                9 768,9            --             --   10 630,7            --             --
   Defence                                             23 516,2            --             --   23 830,1            --             --
   Independent Complaints Directorate                      54,8            --             --       65,9            --             --
   Justice and Constitutional Development               5 456,0            --             --    6 269,9            --             --
   Safety and Security                                 29 361,3            --             --   32 557,7            --             --

ECONOMIC SERVICES AND INFRASTRUCTURE
   Agriculture                                          1 911,6         410,0             --    1 957,6         344,5             --
   Communications                                       1 042,7            --             --    1 280,2            --             --
   Environmental Affairs and Tourism                    1 766,8            --             --    2 018,1            --             --
   Housing                                              5 255,5       4 867,9             --    6 860,9       6 349,9             --
   Land Affairs                                         2 963,4           8,0             --    4 852,2           8,0             --
   Minerals and Energy                                  2 271,6            --          313,1    2 548,3            --          391,1
   Science and Technology                               2 044,5            --             --    2 614,1            --             --
   Trade and Industry                                   3 145,5            --             --    3 665,9            --             --
   Transport                                           10 553,6            --          241,7   12 870,5         519,0          519,0
   Water Affairs and Forestry                           3 758,9            --          164,5    4 476,5            --          500,0
                                                      ------------------------------------------------------------------------------
                                                      226 307,1      19 236,6       16 858,6  260 025,7      25 926,4       26 532,0
Plus:
   Unallocated funds/Projected underspending                 --            --             --      600,0            --             --
   Contingency reserve                                       --            --             --    2 500,0            --             --
                                                      ------------------------------------------------------------------------------
SUBTOTAL: APPROPRIATIONS BY VOTE                      226 307,1      19 236,6       16 858,6  263 125,7      25 926,4       26 532,0
Plus:
DIRECT CHARGES ON THE NATIONAL REVENUE FUND
   State debt cost (National Treasury)                 51 160,0            --             --   52 049,0            --             --
   Provincial equitable share (National               135 291,6     135 291,6             --  150 752,9     150 752,9             --
      Treasury)                                   3)
   Skills levy and Setas (Labour)                       4 934,0            --             --    5 500,0            --             --
   Members' remuneration (Parliament)                     211,9            --             --      229,2            --             --
   Judges and Magistrates salaries (Justice and         1 047,3            --             --    1 042,7            --             --
      Const. Dev.)
   President and Deputy President salaries (The             2,0            --             --        2,1            --             --
      Presidency)
   Standing appropriations                                 22,0            --             --       23,3            --             --
                                                      ------------------------------------------------------------------------------
MAIN BUDGET EXPENDITURE                               418 975,9     154 528,3       16 858,6  472 724,9     176 679,4       26 532,0
------------------------------------------------------------------------------------------------------------------------------------

1)   Includes provincial equitable share and conditional grants allocated to provinces.

2)   Includes local government equitable share and conditional grants allocated to local government.

172

                                                  Annexure B: Statistical Tables
--------------------------------------------------------------------------------

                                      TABLE 4
                                      MAIN BUDGET: EXPENDITURE DEFRAYED FROM THE
                                      NATIONAL REVENUE FUND BY VOTE
                2007/08                                 2008/09
------------------------------------------------------------------------------
                     OF WHICH                                OF WHICH
             TRANSFERS     TRANSFERS                 TRANSFERS     TRANSFERS
  BUDGET        TO          TO LOCAL      BUDGET        TO          TO LOCAL
 ESTIMATE  PROVINCES 1)  GOVERNMENT 2)   ESTIMATE  PROVINCES 1)  GOVERNMENT 2)                                            R MILLION
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                   CENTRAL GOVERNMENT ADMINISTRATION
    269,6            --             --      278,6            --             --        The Presidency
    835,7            --             --      881,9            --             --        Parliament
  3 409,4            --             --    3 645,5            --             --        Foreign Affairs
  3 053,8            --             --    3 742,6            --             --        Home Affairs
 27 824,4            --       27 424,2   31 453,0            --       31 027,9        Provincial and Local Government
 20 075,6            --       20 075,6   22 774,8            --       22 774,8           of which: Local government equitable share
  3 494,6            --             --    3 873,2            --             --        Public Works

                                                                                   FINANCIAL AND ADMINISTRATIVE SERVICES
    319,5            --             --      345,9            --             --        Government Communication and Information
                                                                                      System
 18 510,4       5 324,0        1 498,7   19 769,4       5 696,7        1 700,0        National Treasury
    118,0            --             --      127,7            --             --        Public Enterprises
    255,7            --             --      275,1            --             --        Public Service and Administration
    101,5            --             --      106,6            --             --        Public Service Commission
     57,1            --             --       57,0            --             --        South African Management Development
                                                                                      Institute
    930,2            --             --    1 085,0            --             --        Statistics South Africa

                                                                                   SOCIAL SERVICES
  1 534,0            --             --    1 975,9            --             --        Arts and Culture
 15 342,9       1 899,6             --   16 690,3       2 195,4             --        Education
 12 015,1      10 721,0             --   12 702,8      11 343,2             --        Health
  1 596,9            --             --    1 677,4            --             --        Labour
 67 222,1            --             --   73 347,4            --             --        Social Development
    399,2         154,0             --      450,4         205,0             --        Sport and Recreation South Africa

                                                                                   JUSTICE AND PROTECTION SERVICES
 11 767,5            --             --   12 451,2            --             --        Correctional Services
 24 665,8            --             --   25 733,8            --             --        Defence
     73,9            --             --       83,4            --             --        Independent Complaints Directorate
  6 953,3            --             --    7 688,2            --             --        Justice and Constitutional Development
 35 559,0            --             --   38 482,8            --             --        Safety and Security

                                                                                   ECONOMIC SERVICES AND INFRASTRUCTURE
  2 193,5         461,7             --    2 299,7         483,9             --        Agriculture
  1 305,1            --             --    1 373,6            --             --        Communications
  2 412,8            --             --    2 632,3            --             --        Environmental Affairs and Tourism
  8 575,6       7 937,9             --    9 450,9       8 721,4             --        Housing
  5 677,5            --             --    5 994,3            --             --        Land Affairs
  2 716,9            --          406,6    2 954,3            --          457,6        Minerals and Energy
  2 908,5            --             --    3 250,5            --             --        Science and Technology
  3 957,6            --             --    4 327,4            --             --        Trade and Industry
 13 599,3       2 151,0          624,0   15 513,1       1 736,0        1 790,0        Transport
  4 809,3            --          550,0    5 626,0            --          600,0        Water Affairs and Forestry
------------------------------------------------------------------------------
284 465,8      28 649,3       30 503,5  310 346,9      30 381,6       35 575,5
                                                                                   Plus:
  1 300,0            --             --    2 140,0            --             --        Unallocated funds/Projected underspending
  5 000,0            --             --    8 000,0            --             --        Contingency reserve
------------------------------------------------------------------------------
290 765,8      28 649,3       30 503,5  320 486,9      30 381,6       35 575,5     SUBTOTAL: APPROPRIATIONS BY VOTE
                                                                                   Plus:
                                                                                   DIRECT CHARGES ON THE NATIONAL REVENUE FUND
 53 324,0            --             --   55 716,0            --             --        State debt cost (National Treasury)
167 701,4     167 701,4             --  187 099,8     187 099,8             --  3)    Provincial equitable share (National
                                                                                         Treasury)
  6 000,0            --             --    6 500,0            --             --        Skills levy and Setas (Labour)
    241,4            --             --      254,0            --             --        Members' remuneration (Parliament)
  1 114,5            --             --    1 182,8            --             --        Judges and Magistrates salaries (Justice and
                                                                                         Const. Dev.)
      2,2            --             --        2,4            --             --        President and Deputy President salaries (The
                                                                                         Presidency)
     24,5            --             --       26,0            --             --        Standing appropriations
------------------------------------------------------------------------------
519 173,8     196 350,7       30 503,5  571 267,8     217 481,4       35 575,5     MAIN BUDGET EXPENDITURE
-----------------------------------------------------------------------------------------------------------------------------------

3) Provincial equitable share, excluding conditional grants to provinces.

                                                                             173

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 5
CONSOLIDATED NATIONAL, PROVINCIAL AND SOCIAL SECURITY
FUNDS EXPENDITURE: ECONOMIC CLASSIFICATION 1)

                                                 2002/03             2003/04                   2004/05          2005/06
                                               ------------------------------------------------------------------------
                                                             % OF                 % OF                 % OF     REVISED
                                                 OUTCOME    TOTAL     OUTCOME    TOTAL     OUTCOME    TOTAL    ESTIMATE
R MILLION
-----------------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS
   Compensation of employees                   109 941,1    35,3%   119 887,9    34,4%   129 728,4    33,7%   143 134,2
   Goods and services                           39 452,5    12,7%    44 892,5    12,9%    49 167,2    12,8%    58 328,1
   Interest and rent on land                    46 963,9    15,1%    46 472,8    13,3%    48 932,4    12,7%    51 200,9
   Financial transactions in assets and            168,3     0,1%       193,3     0,1%       841,7     0,2%        48,9
   liabilities
TOTAL CURRENT PAYMENTS                         196 525,8    63,2%   211 446,6    60,6%   228 669,8    59,4%   252 712,1

TRANSFERS AND SUBSIDIES
   Provinces and municipalities                 10 926,1     3,5%    15 411,4     4,4%    17 288,1     4,5%    20 367,5
      Provincial agencies and funds                 58,2     0,0%       160,7     0,0%        93,0     0,0%        93,6
      Municipalities                            10 867,9     3,5%    15 250,8     4,4%    17 195,0     4,5%    20 273,9
         of which: Local government share 2)     4 186,8     1,3%     6 350,4     1,8%     7 677,5     2,0%     9 643,3
   Departmental agencies and accounts           26 579,5     8,5%    29 522,3     8,5%    31 037,3     8,1%    37 359,7
      Social security funds                           --       --          --       --          --       --          --
      Entities                                  26 579,5     8,5%    29 522,3     8,5%    31 037,3     8,1%    37 359,7
   Universities and technikons                   7 531,0     2,4%     8 388,2     2,4%     9 343,0     2,4%     9 954,0
   Public corporations and private               8 814,7     2,8%     9 726,1     2,8%    12 407,5     3,2%    15 399,7
      enterprises
      Public corporations                        5 836,0     1,9%     6 240,9     1,8%     8 635,8     2,2%    11 177,8
         Subsidies on production                 4 102,6     1,3%     4 328,9     1,2%     4 584,0     1,2%     5 110,4
         Other transfers                         1 733,3     0,6%     1 912,0     0,5%     4 051,8     1,1%     6 067,4
      Private enterprises                        2 978,7     1,0%     3 485,2     1,0%     3 771,7     1,0%     4 221,8
         Subsidies on production                 2 623,3     0,8%     2 893,6     0,8%     3 208,4     0,8%     3 516,7
         Other transfers                           355,4     0,1%       591,7     0,2%       563,3     0,1%       705,2
   Foreign governments and international           700,9     0,2%       817,6     0,2%       709,4     0,2%       939,6
      organisations
   Non-profit institutions                       4 062,7     1,3%     5 340,6     1,5%     5 734,1     1,5%     6 293,7
   Households                                   42 936,6    13,8%    53 439,8    15,3%    63 437,6    16,5%    74 149,2
      Social benefits                           36 937,3    11,9%    46 615,1    13,4%    56 345,3    14,6%    65 329,8
      Other transfers to households              5 999,3     1,9%     6 824,7     2,0%     7 092,3     1,8%     8 819,3
TOTAL TRANSFERS AND SUBSIDIES                  101 551,5    32,6%   122 646,1    35,1%   139 956,8    36,3%   164 463,3

PAYMENTS FOR CAPITAL ASSETS
   Buildings and other fixed structures          8 682,9     2,8%    10 097,5     2,9%    11 420,3     3,0%    12 694,2
      Buildings                                  4 362,7     1,4%     5 272,0     1,5%     6 678,1     1,7%     7 568,2
      Other fixed structures                     4 320,2     1,4%     4 825,5     1,4%     4 742,1     1,2%     5 126,0
   Machinery and equipment                       4 266,6     1,4%     4 622,4     1,3%     4 821,9     1,3%     5 550,4
      Transport equipment                          873,1     0,3%     1 128,5     0,3%     1 359,4     0,4%     1 491,4
      Other machinery and equipment              3 393,6     1,1%     3 493,9     1,0%     3 462,5     0,9%     4 059,0
   Cultivated assets                                 0,1     0,0%        19,9     0,0%         2,5     0,0%         2,4
   Software and other intangible assets             55,3     0,0%        54,9     0,0%       125,7     0,0%       233,5
   Land and subsoil assets                          42,2     0,0%        72,4     0,0%        51,2     0,0%       186,8
TOTAL PAYMENTS FOR CAPITAL ASSETS               13 047,1     4,2%    14 867,1     4,3%    16 421,6     4,3%    18 667,4
                                               ------------------------------------------------------------------------
SUBTOTAL: VOTES AND STATUTORY AMOUNTS          311 124,5   100,0%   348 959,7   100,0%   385 048,3   100,0%   435 842,8

PLUS:
   Contingency reserve                                --       --          --       --          --       --          --
                                               ------------------------------------------------------------------------
TOTAL CONSOLIDATED EXPENDITURE                 311 124,5   100,0%   348 959,7   100,0%   385 048,3   100,0%   435 842,8
-----------------------------------------------------------------------------------------------------------------------

1)   These figures were estimated by the National Treasury and may differ from data published by Statistics South Africa and the South African Reserve
     Bank. The numbers in this table are not strictly comparable to those published in previous years due to the reclassification of expenditure items for previous years. Data for the history years have been

174

                                                  Annexure B: Statistical Tables
--------------------------------------------------------------------------------

                           TABLE 5
                           CONSOLIDATED NATIONAL, PROVINCIAL AND SOCIAL SECURITY
                           FUNDS EXPENDITURE: ECONOMIC CLASSIFICATION 1)

2005/06         2006/07               2007/08              2008/09
-----------------------------------------------------------------------
  % OF       BUDGET     % OF       BUDGET     % OF      BUDGET     % OF
 TOTAL     ESTIMATE    TOTAL     ESTIMATE    TOTAL    ESTIMATE    TOTAL
                                                                                                              R MILLION
-----------------------------------------------------------------------------------------------------------------------

                                                                             CURRENT PAYMENTS
  32,8%   161 042,2     32,5%   174 330,8    32,1%   186 272,6    31,2%         Compensation of employees
  13,4%    66 986,1     13,5%    74 834,2    13,8%    84 494,7    14,2%         Goods and services
  11,7%    52 050,7     10,5%    53 324,8     9,8%    55 716,8     9,3%         Interest and rent on land
   0,0%          --        --          --       --          --       --         Financial transactions in assets
                                                                                   and liabilities
  58,0%   280 079,1     56,6%   302 489,8    55,7%   326 484,1    54,8%      TOTAL CURRENT PAYMENTS

                                                                             TRANSFERS AND SUBSIDIES
   4,7%    29 879,8      6,0%    34 567,6     6,4%    40 200,8     6,7%         Provinces and municipalities
   0,0%       422,0      0,1%       628,1     0,1%       834,4     0,1%            Provincial agencies and funds
   4,7%    29 457,8      5,9%    33 939,5     6,2%    39 366,4     6,6%            Municipalities
   2,2%    18 057,9      3,6%    20 075,6     3,7%    22 774,8     3,8%   2)          of which: Local government share
   8,6%    43 719,1      8,8%    45 295,7     8,3%    48 503,7     8,1%         Departmental agencies and accounts
     --          --        --          --       --          --       --            Social security funds
   8,6%    43 719,1      8,8%    45 295,7     8,3%    48 503,7     8,1%            Entities
   2,3%    10 858,2      2,2%    11 688,9     2,2%    12 644,2     2,1%         Universities and technikons
   3,5%    14 137,9      2,9%    15 716,8     2,9%    18 182,2     3,1%         Public corporations and private
                                                                                   enterprises
   2,6%     9 514,7      1,9%    10 772,8     2,0%    12 758,8     2,1%            Public corporations
   1,2%     5 490,0      1,1%     6 561,5     1,2%     7 409,7     1,2%               Subsidies on production
   1,4%     4 024,7      0,8%     4 211,3     0,8%     5 349,2     0,9%               Other transfers
   1,0%     4 623,2      0,9%     4 944,0     0,9%     5 423,4     0,9%            Private enterprises
   0,8%     3 701,2      0,7%     3 856,5     0,7%     4 191,9     0,7%               Subsidies on production
   0,2%       922,0      0,2%     1 087,5     0,2%     1 231,4     0,2%               Other transfers
   0,2%     1 031,5      0,2%     1 145,0     0,2%     1 262,9     0,2%         Foreign governments and
                                                                                   international organisations
   1,4%     8 055,8      1,6%     9 438,1     1,7%    10 730,3     1,8%         Non-profit institutions
  17,0%    83 219,8     16,8%    92 378,6    17,0%   100 463,1    16,9%         Households
  15,0%    71 385,5     14,4%    78 073,6    14,4%    84 926,6    14,2%            Social benefits
   2,0%    11 834,4      2,4%    14 304,9     2,6%    15 536,5     2,6%            Other transfers to households
  37,7%   190 902,1     38,5%   210 230,8    38,7%   231 987,2    38,9%      TOTAL TRANSFERS AND SUBSIDIES

                                                                             PAYMENTS FOR CAPITAL ASSETS
   2,9%    15 699,8      3,2%    19 018,0     3,5%    22 254,9     3,7%         Buildings and other fixed
                                                                                   structures
   1,7%     9 279,7      1,9%    10 294,4     1,9%    11 920,4     2,0%            Buildings
   1,2%     6 420,1      1,3%     8 723,6     1,6%    10 334,5     1,7%            Other fixed structures
   1,3%     5 898,1      1,2%     6 314,8     1,2%     7 132,2     1,2%         Machinery and equipment
   0,3%     1 498,2      0,3%     1 617,2     0,3%     1 779,1     0,3%            Transport equipment
   0,9%     4 399,9      0,9%     4 697,5     0,9%     5 353,0     0,9%            Other machinery and equipment
   0,0%         0,3      0,0%         0,4     0,0%         0,4     0,0%         Cultivated assets
   0,1%        83,4      0,0%        99,0     0,0%       169,0     0,0%         Software and other intangible
                                                                                   assets
   0,0%        84,9      0,0%        95,3     0,0%       103,7     0,0%         Land and subsoil assets
   4,3%    21 766,5      4,4%    25 527,4     4,7%    29 660,1     5,0%      TOTAL PAYMENTS FOR CAPITAL ASSETS
-----------------------------------------------------------------------
 100,0%   492 747,7     99,5%   538 248,0    99,1%   588 131,4    98,7%      SUBTOTAL: VOTES AND STATUTORY AMOUNTS

                                                                             PLUS:
     --     2 500,0      0,5%     5 000,0     0,9%     8 000,0     1,3%         Contingency reserve
-----------------------------------------------------------------------
 100,0%   495 247,7    100,0%   543 248,0   100,0%   596 131,4   100,0%      TOTAL CONSOLIDATED EXPENDITURE
-----------------------------------------------------------------------------------------------------------------------

     adjusted accordingly.

2)   Includes equitable share and conditional grants to local government.

                                                                             175

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 6
CONSOLIDATED NATIONAL, PROVINCIAL AND SOCIAL SECURITY
FUNDS EXPENDITURE: FUNCTIONAL CLASSIFICATION 1)

                                                        2002/03            2003/04             2004/05         2005/06
                                                  ---------------------------------------------------------------------
                                                  ESTIMATED   % OF    ESTIMATED   % OF    ESTIMATED   % OF     REVISED
                                                   OUTCOME    TOTAL    OUTCOME    TOTAL    OUTCOME    TOTAL    ESTIMATE
R MILLION
-----------------------------------------------------------------------------------------------------------------------

GENERAL GOVERNMENT SERVICES AND
   UNALLOCATABLE EXPENDITURE                 2)    19 332,6     7,3%   22 446,4     7,4%   24 284,5     7,2%   25 513,8

PROTECTION SERVICES                                55 026,5    20,8%   59 663,3    19,7%   64 261,9    19,1%   73 738,3
   Defence and intelligence                        21 060,4     8,0%   22 576,1     7,5%   22 651,2     6,7%   26 196,0
   Police                                          21 323,8     8,1%   23 800,3     7,9%   26 787,9     8,0%   30 792,7
   Prisons                                          7 731,5     2,9%    8 085,9     2,7%    9 076,8     2,7%   10 008,3
   Justice                                          4 910,8     1,9%    5 201,1     1,7%    5 746,0     1,7%    6 741,4

SOCIAL SERVICES                                   151 800,3    57,4%  177 520,6    58,7%  199 085,4    59,2%  227 979,1
   Education                                       62 012,2    23,5%   70 130,1    23,2%   75 485,1    22,5%   83 437,0
   Health                                          34 391,6    13,0%   38 673,3    12,8%   42 319,4    12,6%   47 751,8
   Social security and welfare                     42 218,3    16,0%   52 158,0    17,2%   62 462,5    18,6%   74 303,4
   Housing                                          5 602,4     2,1%    5 977,3     2,0%    6 544,2     1,9%    7 666,3
   Community development                     3)     7 575,8     2,9%   10 582,0     3,5%   12 274,1     3,7%   14 820,6

ECONOMIC SERVICES                                  38 157,4    14,4%   43 016,4    14,2%   48 565,3    14,4%   57 451,6
   Water schemes and related services               4 657,9     1,8%    5 346,5     1,8%    5 792,8     1,7%    6 108,7
   Fuel and energy                                  1 724,4     0,7%    1 674,6     0,6%    1 902,9     0,6%    2 823,7
   Agriculture, forestry and fishing                5 291,8     2,0%    6 425,9     2,1%    7 127,8     2,1%    8 572,8
   Mining, manufacturing and construction           1 135,9     0,4%    1 449,7     0,5%    1 570,9     0,5%    2 115,5
   Transport and communication                     14 289,4     5,4%   15 616,0     5,2%   17 862,4     5,3%   19 875,7
   Other economic services                   4)    11 058,0     4,2%   12 503,7     4,1%   14 308,6     4,3%   17 955,2
                                                  ---------------------------------------------------------------------
SUBTOTAL: VOTES AND STATUTORY AMOUNTS             264 316,8   100,0%  302 646,8   100,0%  336 197,1   100,0%  384 682,8

PLUS:
      Contingency reserve                                --       --         --       --         --       --         --
                                                  ---------------------------------------------------------------------
TOTAL NON-INTEREST EXPENDITURE                    264 316,8       --  302 646,8       --  336 197,1       --  384 682,8

INTEREST                                           46 807,7       --   46 312,9       --   48 851,2       --   51 160,0
                                                  ---------------------------------------------------------------------
TOTAL CONSOLIDATED EXPENDITURE                    311 124,5       --  348 959,7       --  385 048,3       --  435 842,8
=======================================================================================================================

1)   These figures were estimated by the National Treasury and may differ from data published by Statistics South Africa. The numbers in this table is not strictly comparable to those published in previous years due to the allocation of some of the unallocable expenditure for previous years. Data for the history years has been adjusted accordingly.

2)   Mainly general administration, cost of raising loans and unallocatable capital expenditure.

176

                                                  Annexure B: Statistical Tables
--------------------------------------------------------------------------------

                           TABLE 6
                           CONSOLIDATED NATIONAL, PROVINCIAL AND SOCIAL SECURITY
                           FUNDS EXPENDITURE: FUNCTIONAL CLASSIFICATION 1)

2005/06         2006/07             2007/08            2008/09
--------------------------------------------------------------------
  % OF      BUDGET     % OF     BUDGET     % OF     BUDGET     % OF
 TOTAL     ESTIMATE   TOTAL    ESTIMATE   TOTAL    ESTIMATE   TOTAL
                                                                                                            R MILLION
---------------------------------------------------------------------------------------------------------------------

                                                                         GENERAL GOVERNMENT SERVICES AND
  6,6%     31 002,9     7,0%   33 701,6     6,9%   37 310,9     7,0%  2)    UNALLOCATABLE EXPENDITURE

 19,2%     79 380,3    18,0%   85 550,4    17,6%   91 435,2    17,2%     PROTECTION SERVICES
  6,8%     26 509,9     6,0%   27 518,1     5,7%   28 751,8     5,4%        Defence and intelligence
  8,0%     34 286,4     7,8%   37 469,8     7,7%   40 517,2     7,6%        Police
  2,6%     10 928,9     2,5%   12 096,7     2,5%   12 808,8     2,4%        Prisons
  1,8%      7 655,1     1,7%    8 465,7     1,7%    9 357,4     1,8%        Justice

 59,3%    260 918,4    59,2%  288 599,9    59,5%  317 048,7    59,5%     SOCIAL SERVICES
 21,7%     91 994,8    20,9%  101 154,4    20,9%  110 236,0    20,7%        Education
 12,4%     53 515,6    12,1%   57 973,8    12,0%   62 814,7    11,8%        Health
 19,3%     81 896,3    18,6%   89 715,5    18,5%   98 333,2    18,5%        Social security and welfare
  2,0%      9 051,7     2,1%   11 019,1     2,3%   12 062,2     2,3%        Housing
  3,9%     24 460,0     5,6%   28 737,1     5,9%   33 602,6     6,3%  3)    Community development

 14,9%     69 397,1    15,7%   77 072,2    15,9%   86 620,6    16,3%     ECONOMIC SERVICES
  1,6%      7 231,2     1,6%    7 933,7     1,6%    9 154,5     1,7%        Water schemes and related services
  0,7%      3 204,0     0,7%    3 539,5     0,7%    3 940,2     0,7%        Fuel and energy
  2,2%     11 218,0     2,5%   12 707,7     2,6%   13 507,3     2,5%        Agriculture, forestry and fishing
  0,5%      2 304,6     0,5%    2 475,1     0,5%    2 682,3     0,5%        Mining, manufacturing and construction
  5,2%     26 796,0     6,1%   30 128,8     6,2%   33 937,8     6,4%        Transport and communication
  4,7%     18 643,3     4,2%   20 287,4     4,2%   23 398,6     4,4%  4)    Other economic services
--------------------------------------------------------------------
100,0%    440 698,7   100,0%  484 924,0   100,0%  532 415,4   100,0%     SUBTOTAL: VOTES AND STATUTORY AMOUNTS

                                                                         PLUS:
    --      2 500,0       --    5 000,0       --    8 000,0       --           Contingency reserve
--------------------------------------------------------------------
    --    443 198,7       --  489 924,0       --  540 415,4       --     TOTAL NON-INTEREST EXPENDITURE

    --     52 049,0       --   53 324,0       --   55 716,0       --     INTEREST
--------------------------------------------------------------------
    --    495 247,7       --  543 248,0       --  596 131,4       --     TOTAL CONSOLIDATED EXPENDITURE
=====================================================================================================================

3)   Including cultural, recreational and sport services.

4)   Including tourism, labour and multi-purpose projects.

                                                                             177

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 7
CONSOLIDATED GOVERNMENT EXPENDITURE 1)

                                                                 2002/03           2003/04             2004/05          2005/06
                                                           ----------------   -----------------   ------------------   ---------
                                                                       % OF                % OF                % OF     REVISED
                                                            OUTCOME   TOTAL    OUTCOME    TOTAL    OUTCOME     TOTAL    ESTIMATE
R MILLION
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
   CURRENT PAYMENTS                                        218 007,8   66,7%  236 687,6    64,4%  255 989,6    63,5%   285 500,5
      Compensation of employees                            119 085,2   36,4%  130 336,4    35,5%  140 964,6    35,0%   155 919,9
      Goods and services                                    48 887,9   15,0%   56 301,4    15,3%   61 737,0    15,3%    73 763,0
      Interest and rent on land                             49 866,4   15,3%   49 856,6    13,6%   52 446,3    13,0%    55 768,7
      Financial transactions in assets and liabilities         168,3    0,1%      193,3     0,1%      841,7     0,2%        48,9

   TRANSFERS AND SUBSIDIES                                  91 805,5   28,1%  111 942,7    30,5%  126 701,4    31,4%   151 208,2
      Provincial agencies and municipalities                11 236,2    3,4%   15 832,0     4,3%   17 725,9     4,4%    20 837,0
      Departmental agencies and accounts                    14 947,2    4,6%   15 913,3     4,3%   14 907,2     3,7%    19 162,8
      Universities and technikons                            8 008,3    2,5%    8 964,3     2,4%    9 972,0     2,5%    10 795,3
      Public corporations and private enterprises            9 899,9    3,0%   11 630,3     3,2%   14 208,5     3,5%    19 025,3
      Foreign governments and international organisations      701,9    0,2%      817,7     0,2%      709,4     0,2%       939,6
      Non-profit institutions                                4 062,7    1,2%    5 340,6     1,5%    5 734,1     1,4%     6 293,7
      Households                                            42 949,5   13,1%   53 444,5    14,5%   63 444,4    15,7%    74 154,5

   PAYMENTS FOR CAPITAL ASSETS                              16 927,6    5,2%   18 931,6     5,2%   20 228,1     5,0%    23 940,3
      Buildings and other fixed structures                  10 375,1    3,2%   12 040,6     3,3%   12 926,9     3,2%    16 462,7
      Machinery and equipment                                5 240,9    1,6%    5 522,0     1,5%    6 592,3     1,6%     6 696,7
      Cultivated assets                                          5,4    0,0%       24,8     0,0%       13,5     0,0%        13,6
      Software and other intangible assets                   1 136,8    0,3%    1 197,6     0,3%      595,8     0,1%       440,5
      Land and subsoil assets                                  169,4    0,1%      146,5     0,0%       99,6     0,0%       326,8
                                                           ---------------------------------------------------------------------
   SUBTOTAL: ECONOMIC CLASSIFICATION                       326 741,0  100,0%  367 561,9   100,0%  402 919,1   100,0%   460 649,0
--------------------------------------------------------------------------------------------------------------------------------
FUNCTIONAL CLASSIFICATION
   GENERAL GOVERNMENT SERVICES AND UNALLOCABLE
   EXPENDITURE                                        2)    20 592,0    6,3%   24 575,1     6,7%   26 229,0     6,5%    29 257,6

   PROTECTION SERVICES                                      55 009,3   16,8%   59 930,9    16,3%   64 326,7    16,0%    74 057,3
      Defence and intelligence                              21 450,7    6,6%   23 365,9     6,4%   23 190,3     5,8%    27 042,9
      Police                                                20 964,2    6,4%   23 318,6     6,3%   26 354,5     6,5%    30 315,2
      Prisons                                                7 715,4    2,4%    8 070,0     2,2%    9 052,3     2,2%     9 983,9
      Justice                                                4 879,0    1,5%    5 176,3     1,4%    5 729,6     1,4%     6 715,3

   SOCIAL SERVICES                                         151 480,3   46,4%  177 756,1    48,4%  200 559,6    49,8%   229 855,6
      Education                                             61 868,1   18,9%   69 986,8    19,0%   75 572,2    18,8%    83 574,5
      Health                                                35 246,5   10,8%   39 320,5    10,7%   43 115,7    10,7%    48 770,4
      Social security and welfare                           41 466,6   12,7%   51 280,0    14,0%   61 366,5    15,2%    73 127,9
      Housing                                                5 612,1    1,7%    6 066,5     1,7%    6 591,8     1,6%     7 806,3
      Community development                           3)     7 286,9    2,2%   11 102,4     3,0%   13 913,4     3,5%    16 576,5

   ECONOMIC SERVICES                                        49 949,2   15,3%   55 603,1    15,1%   59 438,8    14,8%    71 750,8
      Water schemes and related services                     9 649,8    3,0%   10 792,6     2,9%   10 448,0     2,6%    11 385,9
      Fuel and energy                                        1 724,4    0,5%    1 674,6     0,5%    1 902,9     0,5%     2 823,7
      Agriculture, forestry and fishing                      5 585,3    1,7%    6 754,2     1,8%    7 477,9     1,9%     8 956,0
      Mining, manufacturing and construction                 1 266,4    0,4%    1 603,6     0,4%    1 730,6     0,4%     2 306,0
      Transport and communication                           18 991,2    5,8%   20 696,7     5,6%   21 868,1     5,4%    26 502,1
      Other economic services                         4)    12 732,0    3,9%   14 081,4     3,8%   16 011,2     4,0%    19 777,2

   INTEREST                                                 49 710,3      --   49 696,7      --    52 365,1       --    55 727,8
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL: FUNCTIONAL CLASSIFICATION                        326 741,0  100,0%  367 561,9   100,0%  402 919,1   100,0%   460 649,0

PLUS:
   Contingency reserve                                            --      --         --       --         --       --          --
                                                           ---------------------------------------------------------------------
TOTAL CONSOLIDATED EXPENDITURE                             326 741,0      --  367 561,9       --  402 919,1       --   460 649,0
================================================================================================================================

1)   Consisting of national and provincial government, social security funds and selected public entities. Refer to Annexure D for a detailed list of entities included. In some cases figures were estimated by the National
     Treasury and may differ from data published by Statistics South Africa and the Reserve Bank.

178

                                                  Annexure B: Statistical Tables
--------------------------------------------------------------------------------

                                          TABLE 7
                                          CONSOLIDATED GOVERNMENT EXPENDITURE 1)

2005/06         2006/07             2007/08            2008/09
-------   -----------------   -----------------   ------------------
  % OF       BUDGET    % OF     BUDGET     % OF     BUDGET     % OF
 TOTAL     ESTIMATE   TOTAL   ESTIMATE    TOTAL   ESTIMATE    TOTAL
                                                                                                                         R MILLION
----------------------------------------------------------------------------------------------------------------------------------

                                                                            ECONOMIC CLASSIFICATION
 62,0%    312 103,5    60,4%  336 334,7    59,7%  363 004,9    59,1%           CURRENT PAYMENTS
 33,8%    174 742,8    33,8%  188 963,5    33,5%  202 048,6    32,9%              Compensation of employees
 16,0%     81 610,5    15,8%   90 406,3    16,0%  101 359,5    16,5%              Goods and services
 12,1%     55 750,2    10,8%   56 964,9    10,1%   59 596,7     9,7%              Interest and rent on land
  0,0%           --      --          --      --          --      --               Financial transactions in assets and liabilities

 32,8%    175 620,5    34,0%  193 363,7    34,3%  213 333,6    34,7%           TRANSFERS AND SUBSIDIES
  4,5%     30 115,1     5,8%   34 796,9     6,2%   40 464,1     6,6%              Provincial agencies and municipalities
  4,2%     24 044,3     4,7%   23 286,8     4,1%   24 065,5     3,9%              Departmental agencies and accounts
  2,3%     11 644,6     2,3%   12 520,7     2,2%   13 509,3     2,2%              Universities and technikons
  4,1%     17 503,8     3,4%   19 791,6     3,5%   22 832,1     3,7%              Public corporations and private enterprises
  0,2%      1 031,5     0,2%    1 145,1     0,2%    1 262,9     0,2%              Foreign governments and international
                                                                                     organisations
  1,4%      8 055,8     1,6%    9 438,1     1,7%   10 730,3     1,7%              Non-profit institutions
 16,1%     83 225,3    16,1%   92 384,5    16,4%  100 469,4    16,4%              Households

  5,2%     28 642,1     5,5%   33 873,9     6,0%   37 876,5     6,2%           PAYMENTS FOR CAPITAL ASSETS
  3,6%     21 576,7     4,2%   26 392,4     4,7%   29 393,5     4,8%              Buildings and other fixed structures
  1,5%      6 629,6     1,3%    7 025,4     1,2%    7 944,3     1,3%              Machinery and equipment
  0,0%         10,3     0,0%       10,4     0,0%       10,4     0,0%              Cultivated assets
  0,1%        216,9     0,0%      241,9     0,0%      316,5     0,1%              Software and other intangible assets
  0,1%        208,6     0,0%      203,9     0,0%      211,7     0,0%              Land and subsoil assets
--------------------------------------------------------------------
100,0%    516 366,1   100,0%  563 572,3   100,0%  614 215,0   100,0%           SUBTOTAL: ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
                                                                            FUNCTIONAL CLASSIFICATION
                                                                               GENERAL GOVERNMENT SERVICES AND UNALLOCABLE
  6,4%     33 973,1     6,6%   36 968,5     6,6%   40 805,0     6,6%   2)      EXPENDITURE

 16,1%     79 630,1    15,4%   85 577,7    15,2%   91 569,9    14,9%           PROTECTION SERVICES
  5,9%     27 246,4     5,3%   28 061,6     5,0%   29 448,0     4,8%              Defence and intelligence
  6,6%     33 858,5     6,6%   37 024,0     6,6%   40 048,9     6,5%              Police
  2,2%     10 899,9     2,1%   12 058,1     2,1%   12 747,8     2,1%              Prisons
  1,5%      7 625,2     1,5%    8 434,0     1,5%    9 325,3     1,5%              Justice

 49,9%    262 060,1    50,8%  290 013,3    51,5%  318 664,5    51,9%           SOCIAL SERVICES
 18,1%     92 111,6    17,8%  101 257,4    18,0%  110 348,4    18,0%              Education
 10,6%     54 532,6    10,6%   59 022,2    10,5%   63 897,4    10,4%              Health
 15,9%     80 615,2    15,6%   88 318,6    15,7%   96 824,6    15,8%              Social security and welfare
  1,7%      9 220,0     1,8%   11 201,5     2,0%   12 260,2     2,0%              Housing
  3,6%     25 580,6     5,0%   30 213,6     5,4%   35 333,9     5,8%   3)         Community development

 15,6%     84 954,3    16,5%   94 048,8    16,7%  103 579,7    16,9%           ECONOMIC SERVICES
  2,5%     13 822,0     2,7%   12 845,6     2,3%   13 584,7     2,2%              Water schemes and related services
  0,6%      3 204,0     0,6%    3 539,5     0,6%    3 940,2     0,6%              Fuel and energy
  1,9%     11 490,3     2,2%   13 019,2     2,3%   13 852,0     2,3%              Agriculture, forestry and fishing
  0,5%      2 503,0     0,5%    2 672,8     0,5%    2 899,8     0,5%              Mining, manufacturing and construction
  5,8%     33 268,8     6,4%   39 518,8     7,0%   43 625,2     7,1%              Transport and communication
  4,3%     20 666,2     4,0%   22 452,9     4,0%   25 677,9     4,2%   4)         Other economic services

    --     55 748,5       --   56 964,0       --   59 595,9       --           INTEREST
----------------------------------------------------------------------------------------------------------------------------------
100,0%    516 366,1   100,0%  563 572,3   100,0%  614 215,0   100,0%        SUBTOTAL: FUNCTIONAL CLASSIFICATION

                                                                            PLUS:
    --      2 500,0       --    5 000,0       --    8 000,0       --           Contingency reserve
--------------------------------------------------------------------
    --    518 866,1       --  568 572,3       --  622 215,0       --        TOTAL CONSOLIDATED EXPENDITURE
==================================================================================================================================

2)   Mainly general administration, cost of raising loans and unallocatable capital expenditure.

3)   Including cultural, recreational and sport services.

4)   Including tourism, labour and multi-purpose projects.

                                                                             179

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 8
TOTAL DEBT OF GOVERNMENT 1)

                                         1981/82   1982/83   1983/84   1984/85   1985/86   1986/87   1987/88
R MILLION
------------------------------------------------------------------------------------------------------------

   Marketable domestic debt               17 405    20 980    23 894    28 651    33 544    39 956    47 385
      Government bonds                    16 710    20 199    23 463    27 797    32 808    39 195    47 173
      Treasury bills                         695       781       431       854       736       761       212
      Bridging bonds                          --        --        --        --        --        --        --
   Non-marketable domestic debt     3)     3 416     3 320     4 183     4 187     3 646     4 443     7 675
                                         -------------------------------------------------------------------
   Total domestic debt                    20 821    24 300    28 077    32 838    37 190    44 399    55 060
   Total foreign debt               4)     1 118     1 229     1 441     2 201     2 295     2 446     2 442
                                         -------------------------------------------------------------------
   TOTAL LOAN DEBT GROSS                  21 939    25 529    29 518    35 039    39 485    46 845    57 502
   Cash balances                           2 099     3 336     2 818       893     1 081     1 573     1 588
   TOTAL LOAN DEBT NET                    19 840    22 193    26 700    34 146    38 404    45 272    55 914
                                         -------------------------------------------------------------------
   Gold and Foreign Exchange
      Contingency Reserve Account   5)       174       892       655     2 033     1 940     3 469     2 554
------------------------------------------------------------------------------------------------------------
COMPOSITION OF DEBT (EXCLUDING CASH
   BALANCES):
   Marketable domestic debt                79,3%     82,2%     80,9%     81,8%     85,0%     85,3%     82,4%
      Government bonds                     76,2%     79,1%     79,5%     79,3%     83,1%     83,7%     82,0%
      Treasury bills                        3,2%      3,1%      1,5%      2,4%      1,9%      1,6%      0,4%
      Bridging bonds                        0,0%      0,0%      0,0%      0,0%      0,0%      0,0%      0,0%
   Non-marketable domestic debt     3)     15,6%     13,0%     14,2%     11,9%      9,2%      9,5%     13,3%
                                         -------------------------------------------------------------------
   Total domestic debt                     94,9%     95,2%     95,1%     93,7%     94,2%     94,8%     95,8%
   Total foreign debt               4)      5,1%      4,8%      4,9%      6,3%      5,8%      5,2%      4,2%
------------------------------------------------------------------------------------------------------------
PERCENTAGES OF GDP:
   Total domestic debt                     27,9%     28,5%     28,6%     28,7%     28,3%     28,5%     30,3%
   Total foreign debt                       1,5%      1,4%      1,5%      1,9%      1,7%      1,6%      1,3%
   Total loan debt gross                   29,4%     29,9%     30,1%     30,6%     30,1%     30,1%     31,6%
   Total loan debt net                     26,6%     26,0%     27,2%     29,8%     29,3%     29,1%     30,7%
------------------------------------------------------------------------------------------------------------

Sources: National Treasury and South African Reserve Bank.

1)   Debt of the central government, excluding extra-budgetary institutions and social security funds.

2)   As projected at the end of January 2006.

3)   Includes non-marketable treasury bills, retail bonds, former Namibian loans and loan levies.

180

                                                  Annexure B: Statistical Tables
--------------------------------------------------------------------------------

                                                     TABLE 8
                                                     TOTAL DEBT OF GOVERNMENT 1)

1988/89   1989/90   1990/91   1991/92   1992/93   1993/94   1994/95
                                                                                                   R MILLION
------------------------------------------------------------------------------------------------------------

 61 124    72 923    85 546   104 646   138 681   181 460   225 662         Marketable domestic debt
 60 860    71 026    82 824   100 662   132 853   174 892   210 191            Government bonds
    264     1 897     2 722     3 984     5 828     6 568     7 018            Treasury bills
     --        --        --        --        --        --     8 453            Bridging bonds
  5 386     6 883     7 989     6 520     4 703     3 310     5 705   3)    Non-marketable domestic debt
-------------------------------------------------------------------
 66 510    79 806    93 535   111 166   143 384   184 770   231 367         Total domestic debt
  2 227     2 090     1 770     2 940     2 348     5 201     8 784   4)    Total foreign debt
-------------------------------------------------------------------
 68 737    81 896    95 305   114 107   145 731   189 970   240 151         TOTAL LOAN DEBT GROSS
  3 785    11 181     8 524     9 762     4 750     4 591     6 665         Cash balances
 64 952    70 715    86 781   104 345   140 981   185 379   233 486         TOTAL LOAN DEBT NET
-------------------------------------------------------------------
                                                                            Gold and Foreign Exchange
 11 158    14 140    10 351    12 508     8 934     2 190     4 147   5)    Contingency Reserve Account
------------------------------------------------------------------------------------------------------------
                                                                         COMPOSITION OF DEBT (EXCLUDING CASH
                                                                            BALANCES):
  88,9%     89,0%     89,8%     91,7%     95,2%     95,5%     94,0%            Marketable domestic debt
  88,5%     86,7%     86,9%     88,2%     91,2%     92,1%     87,5%               Government bonds
   0,4%      2,3%      2,9%      3,5%      4,0%      3,5%      2,9%               Treasury bills
   0,0%      0,0%      0,0%      0,0%      0,0%      0,0%      3,5%               Bridging bonds
   7,8%      8,4%      8,4%      5,7%      3,2%      1,7%      2,4%   3)    Non-marketable domestic debt
-------------------------------------------------------------------
  96,8%     97,4%     98,1%     97,4%     98,4%     97,3%     96,3%         Total domestic debt
   3,2%      2,6%      1,9%      2,6%      1,6%      2,7%      3,7%   4)    Total foreign debt
------------------------------------------------------------------------------------------------------------
                                                                         PERCENTAGES OF GDP:
  30,3%     30,6%     31,2%     32,3%     37,5%     41,8%     46,5%         Total domestic debt
   1,0%      0,8%      0,6%      0,9%      0,6%      1,2%      1,8%         Total foreign debt
  31,3%     31,4%     31,8%     33,2%     38,1%     43,0%     48,3%         Total loan debt gross
  29,6%     27,1%     29,0%     30,3%     36,8%     41,9%     47,0%         Total loan debt net
------------------------------------------------------------------------------------------------------------

                      Sources: National Treasury and South African Reserve Bank.

4)   Valued at appropriate foreign exchange rates up to 31 March 2005 as at the end of each period. Forward estimates are based on exchange rates prevailing at 31 December 2005, projected to depreciate in line with inflation differentials.

5)   Forward cover losses on the Gold and Foreign Exchange Contingency Reserve
     Account on 31 March 2006 represents an estimated balance on the account. No provision for any profits or losses on this account has been made for subsequent years.

                                                                             181

2006 Budget Review
--------------------------------------------------------------------------------

TABLE 8
TOTAL DEBT OF GOVERNMENT 1)

                                          1995/96   1996/97   1997/98   1998/99   1999/00   2000/01   2001/02
R MILLION
-------------------------------------------------------------------------------------------------------------

      Marketable domestic debt            263 844   290 424   318 773   344 938   354 705   365 141   348 455
         Government bonds                 248 877   276 124   301 488   325 938   332 705   339 641   330 545
         Treasury bills                    10 700    14 300    17 285    19 000    22 000    25 500    17 910
         Bridging bonds                     4 267        --        --        --        --        --        --
      Non-marketable domestic debt   3)     4 700     6 421     2 778     2 013       998     2 382     2 030
                                          -------------------------------------------------------------------
      Total domestic debt                 268 544   296 845   321 551   346 951   355 703   367 523   350 485
      Total foreign debt 4)                10 944    11 394    14 560    16 276    25 799    31 938    82 009
                                          -------------------------------------------------------------------
      TOTAL LOAN DEBT GROSS               279 488   308 239   336 111   363 227   381 502   399 461   432 494
      Cash balances                         8 630     2 757     4 798     5 166     7 285     2 650     6 549
      TOTAL LOAN DEBT NET                 270 858   305 482   331 313   358 061   374 217   396 811   425 945
                                          -------------------------------------------------------------------
      Gold and Foreign Exchange
         Contingency Reserve Account 5)        --     2 169        73    14 431     9 200    18 170    28 024
-------------------------------------------------------------------------------------------------------------
COMPOSITION OF DEBT (EXCLUDING CASH
   BALANCES):
      Marketable domestic debt              94,4%     94,2%     94,8%     95,0%     93,0%     91,4%     80,6%
         Government bonds                   89,0%     89,6%     89,7%     89,7%     87,2%     85,0%     76,4%
         Treasury bills                      3,8%      4,6%      5,1%      5,2%      5,8%      6,4%      4,1%
         Bridging bonds                      1,5%      0,0%      0,0%      0,0%      0,0%      0,0%      0,0%
      Non-marketable domestic debt   3)      1,7%      2,1%      0,8%      0,6%      0,3%      0,6%      0,5%
                                          -------------------------------------------------------------------
      Total domestic debt                   96,1%     96,3%     95,7%     95,5%     93,2%     92,0%     81,0%
      Total foreign debt             4)      3,9%      3,7%      4,3%      4,5%      6,8%      8,0%     19,0%
-------------------------------------------------------------------------------------------------------------
PERCENTAGES OF GDP:
      Total domestic debt                   47,6%     46,7%     45,9%     45,8%     42,5%     38,6%     33,4%
      Total foreign debt                     1,9%      1,8%      2,1%      2,1%      3,1%      3,4%      7,8%
      Total loan debt gross                 49,5%     48,5%     48,0%     48,0%     45,6%     42,0%     41,2%
      Total loan debt net                   48,0%     48,1%     47,3%     47,3%     44,7%     41,7%     40,6%
-------------------------------------------------------------------------------------------------------------

Sources: National Treasury and South African Reserve Bank.

1)   Debt of the central government, excluding extra-budgetary institutions and social security funds.

2)   As projected at the end of January 2006.

3)   Includes non-marketable treasury bills, retail bonds, former Namibian loans and loan levies.

182

                                                  Annexure B: Statistical Tables
--------------------------------------------------------------------------------

                                                     TABLE 8
                                                     TOTAL DEBT OF GOVERNMENT 1)

                                             2)
2002/03   2003/04   2004/05   2005/06   2006/07   2007/08   2008/09
                                                                                                    R MILLION
-------------------------------------------------------------------------------------------------------------

350 047   388 538   428 886   458 601   473 603   496 560   524 745          Marketable domestic debt
327 997   359 938   394 436   418 151   427 153   444 110   466 295             Government bonds
 22 050    28 600    34 450    40 450    46 450    52 450    58 450             Treasury bills
     --        --        --        --        --        --        --             Bridging bonds
  1 910     1 999     3 498     3 746     4 227     5 468     7 444   3)     Non-marketable domestic debt
-------------------------------------------------------------------
351 957   390 537   432 384   462 347   477 830   502 028   532 189          Total domestic debt
 74 286    64 670    69 405    71 552    75 983    91 065   107 371   4)     Total foreign debt
-------------------------------------------------------------------
426 243   455 207   501 789   533 899   553 813   593 093   639 560          TOTAL LOAN DEBT GROSS
  9 730    12 669    30 870    52 911    46 657    48 353    58 234          Cash balances
416 513   442 538   470 919   480 988   507 156   544 740   581 326          TOTAL LOAN DEBT NET
-------------------------------------------------------------------
                                                                      5)     Gold and Foreign Exchange
 36 577    18 036    5 292        557       557       557       557             Contingency Reserve Account
-------------------------------------------------------------------
                                                                          COMPOSITION OF DEBT (EXCLUDING CASH
                                                                             BALANCES):
  82,1%     85,4%  85,5%        85,9%     85,5%     83,7%     82,0%             Marketable domestic debt
  77,0%     79,1%  78,6%        78,3%     77,1%     74,9%     72,9%             Government bonds
   5,2%      6,3%   6,9%         7,6%      8,4%      8,8%      9,1%             Treasury bills
   0,0%      0,0%   0,0%         0,0%      0,0%      0,0%      0,0%             Bridging bonds
   0,4%      0,4%   0,7%         0,7%      0,8%      0,9%      1,2%   3)     Non-marketable domestic debt

  82,6%     85,8%  86,2%        86,6%     86,3%     84,6%     83,2%          Total domestic debt
  17,4%     14,2%  13,8%        13,4%     13,7%     15,4%     16,8%   4)  Total foreign debt

                                                                          PERCENTAGES OF GDP:
  29,4%     30,5%  30,4%        29,6%     27,9%     26,6%     25,4%          Total domestic debt
   6,2%      5,0%   4,9%         4,6%      4,4%      4,8%      5,1%          Total foreign debt
  35,6%     35,5%  35,3%        34,2%     32,3%     31,5%     30,5%          Total loan debt gross
  34,8%     34,5%  33,2%        30,8%     29,6%     28,9%     27,7%          Total loan debt net
-------------------------------------------------------------------------------------------------------------

                      Sources: National Treasury and South African Reserve Bank.

4)   Valued at appropriate foreign exchange rates up to 31 March 2005 as at
     Forward estimates are based on exchange rates the end of each period.
     prevailing at 31 December 2005, projected to depreciate in line with inflation differentials.

5)   Forward cover losses on the Gold and Foreign Exchange Contingency Reserve
     Account on 31 March 2006 represents an estimated balance on the account. No provision for any profits or losses on this account has been made for subsequent years.

                                                                             183

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--------------------------------------------------------------------------------

TABLE 9
FINANCIAL GUARANTEES:
AMOUNTS DRAWN ON GOVERNMENT GUARANTEES

                                                                         2001/02                       2002/03
                                                               ---------------------------------------------------------
                                                               DOMESTIC   FOREIGN    TOTAL   DOMESTIC   FOREIGN    TOTAL
R MILLION
------------------------------------------------------------------------------------------------------------------------

GENERAL GOVERNMENT SECTOR                                         7 910        --    7 910      7 762        --    7 762

   National Government                                            7 910        --    7 910      7 762        --    7 762

      Former Regional Authorities                                   562        --      562        459        --      459
      Guarantee scheme for housing loans to employees               705        --      705        720        --      720
      Guarantee scheme for motor vehicles - senior officials         21        --       21         22        --       22
      SA National Roads Agency Ltd.                               5 608        --    5 608      5 623        --    5 623
      Universities and Technikons                                 1 014        --    1 014        938        --      938

PUBLIC ENTERPRISES                                               45 487    30 658   76 145     38 777    22 187   60 964

   Non-financial                                                 33 522    14 238   47 760     32 764     8 609   41 373

      Aventura                                                       38        --       38         --        --       --
      Bank Note Company                                              12        --       12         14        --       14
      Central Energy Fund                                            --     3 491    3 491         --     2 071    2 071
      Eskom                                                          --     2 406    2 406         --       206      206
      Irrigation Board                                              305        --      305        313        --      313
      Kalahari East Water Board                                      53        --       53         53        --       53
      Komati Basin Water Authority                                1 067        --    1 067      1 676        --    1 676
      Lesotho Highlands Development Authority                        74     3 420    3 494         84       521      605
      SA Nuclear Energy Corporation                                 277        --      277         31        --       31
      Telkom South Africa                                         4 615        65    4 680      4 592        26    4 618
      Trans-Caledon Tunnel Authority                             13 525       478   14 003     14 700       469   15 169
      Transnet                                                   13 556     4 378   17 934     11 301     5 316   16 617

   Financial                                                     11 965    16 420   28 385      6 013    13 578   19 591

      Development Bank of Southern Africa                            --    12 010   12 010         --    11 293   11 293
      Industrial Development Corporation of South Africa             --     4 410    4 410         --     2 285    2 285
      Land Bank                                                      43        --       43         58        --       58
      National Housing Board                                        283        --      283        283        --      283
      South African Housing Trust Ltd                               539        --      539         --        --       --
      South African Reserve Bank                                 11 100        --   11 100      5 672        --    5 672

PRIVATE SECTOR                                                      516        --      516        398        --      398

   Agricultural Co-operatives                                       147        --      147        105        --      105
   Servcon Housing Solutions (Pty) Ltd                              369        --      369        293        --      293

FOREIGN SECTOR                                                       91        --       91        232        --      232

   Foreign central banks and governments                             91        --       91        232        --      232
                                                               ---------------------------------------------------------
TOTAL                                                            54 004    30 658   84 662     47 169    22 187   69 356
------------------------------------------------------------------------------------------------------------------------

184

                                                  Annexure B: Statistical Tables
--------------------------------------------------------------------------------

                                          TABLE 9
                                          FINANCIAL GUARANTEES:
                                          AMOUNTS DRAWN ON GOVERNMENT GUARANTEES

          2003/04                    2004/05
-----------------------------------------------------
DOMESTIC   FOREIGN   TOTAL  DOMESTIC  FOREIGN   TOTAL
                                                                                                          R MILLION
-------------------------------------------------------------------------------------------------------------------

   6 099        --   6 099     8 288       --   8 288  GENERAL GOVERNMENT SECTOR

   6 099        --   6 099     8 288       --   8 288     National Government

     268        --     268       322       --     322        Former Regional Authorities
     716        --     716       638       --     638        Guarantee scheme for housing loans to employees
      15        --      15        18       --      18        Guarantee scheme for motor vehicles - senior officials
   5 100        --   5 100     6 655       --   6 655        SA National Roads Agency Ltd.
      --        --      --       655       --     655        Universities and Technikons

  52 372    19 283  71 655    48 685   18 774  67 459  PUBLIC ENTERPRISES

  47 702     6 054  53 756    44 046    5 611  49 657     Non-financial

      --        --      --        --       --      --        Aventura
      --        --      --        --       --      --        Bank Note Company
      --     1 404   1 404        --      667     667        Central Energy Fund
      --       155     155        --      156     156        Eskom
     198        --     198        65       --      65        Irrigation Board
      54        --      54        16       --      16        Kalahari East Water Board
   1 675        --   1 675     1 641       --   1 641        Komati Basin Water Authority
      62       412     474        33      464     497        Lesotho Highlands Development Authority
      30        --      30        20       --      20        SA Nuclear Energy Corporation
   4 608        94   4 702     4 655       94   4 749        Telkom South Africa
  19 090        --  19 090    18 913      322  19 235        Trans-Caledon Tunnel Authority
  21 985     3 989  25 974    18 703    3 908  22 611        Transnet

   4 670    13 229  17 899     4 639   13 163  17 802     Financial

      --    11 569  11 569        --   11 726  11 726        Development Bank of Southern Africa
      --     1 660   1 660        --    1 437   1 437        Industrial Development Corporation of South Africa
     198        --     198        81       --      81        Land Bank
      --        --      --        --       --      --        National Housing Board
      --        --      --        --       --      --        South African Housing Trust Ltd
   4 472        --   4 472     4 558       --   4 558        South African Reserve Bank

     304        --     304       205       --     205  PRIVATE SECTOR

     100        --     100        --       --      --     Agricultural Co-operatives
     204        --     204       205       --     205     Servcon Housing Solutions (Pty) Ltd

      --        --      --        --       --      --  FOREIGN SECTOR

      --        --      --        --       --      --     Foreign central banks and governments
-----------------------------------------------------
  58 775    19 283  78 058    57 178   18 774  75 952  TOTAL
-------------------------------------------------------------------------------------------------------------------

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186

                                                                               C

SUMMARY OF TAX PROPOSALS

DIRECT TAX PROPOSALS

PERSONAL INCOME TAX RATE AND BRACKET STRUCTURE

The primary rebate is increased to R7 200 a year for all individuals. The secondary rebate remains at R4 500 a year for individuals age 65 and over. The rates of tax in respect of the 2005/06 tax year and those proposed for the
2006/07 tax year are set out in Table C.1.

TABLE C.1 PERSONAL INCOME TAX RATE AND BRACKET ADJUSTMENTS

                     2005/06                                            2006/07
TAXABLE INCOME (R)   RATES OF TAX                  TAXABLE INCOME (R)   RATES OF TAX
----------------------------------------------------------------------------------------------------

0 - 80 000           18% of each R1                0 - 100 000          18% of each R1
80 001 - 130 000     R14 400 + 25% of the amount   100 001 - 160 000    R18 000 + 25% of the amount
                     above R80 000                                      above R100 000
130 001 - 180 000    R26 900 + 30% of the amount   160 001 - 220 000    R33 000 + 30% of the amount
                     above R130 000                                     above R160 000
180 001 - 230 000    R41 900 + 35% of the amount   220 001 - 300 000    R51 000 + 35% of the amount
                     above R180 000                                     above R220 000
230 001 - 300 000    R59 400 + 38% of the amount   300 001 - 400 000    R79 000 + 38% of the amount
                     above R230 000                                     above R300 000
300 001 and above    R86 000 + 40% of the amount   400 001 and above    R117 000 + 40% of the amount
                     above R300 000                                     above R400 000
----------------------------------------------------------------------------------------------------
REBATES                                            REBATES
Primary              R6 300                        Primary              R7 200
Secondary            R4 500                        Secondary            R4 500

TAX THRESHOLD                                      TAX THRESHOLD
Below age 65         R35 000                       Below age 65         R40 000
Age 65 and over      R60 000                       Age 65 and over      R65 000
----------------------------------------------------------------------------------------------------

The proposed tax schedule eliminates the effects of inflation on income tax liabilities and results in a reduced tax liability for taxpayers at all income levels. These tax reductions are set out in Tables C.2 and C.3.

The average tax rates (tax as a percentage of taxable income) for individuals are illustrated in Figures C.1 and C.2.

                                                                             187

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TABLE C.2 INCOME TAX PAYABLE, 2006/07 (TAXPAYERS YOUNGER THAN 65)

TAXABLE INCOME (R)   2005 RATES (R)   PROPOSED RATES (R)   TAX REDUCTIONS (R)   % CHANGE
----------------------------------------------------------------------------------------

        40 000               900                 --                 900           100,0
        45 000             1 800                900                 900            50,0
        50 000             2 700              1 800                 900            33,3
        55 000             3 600              2 700                 900            25,0
        60 000             4 500              3 600                 900            20,0
        65 000             5 400              4 500                 900            16,7
        70 000             6 300              5 400                 900            14,3
        75 000             7 200              6 300                 900            12,5
        80 000             8 100              7 200                 900            11,1
        85 000             9 350              8 100               1 250            13,4
        90 000            10 600              9 000               1 600            15,1
       100 000            13 100             10 800               2 300            17,6
       120 000            18 100             15 800               2 300            12,7
       150 000            26 600             23 300               3 300            12,4
       200 000            42 600             37 800               4 800            11,3
       250 000            60 700             54 300               6 400            10,5
       300 000            79 700             71 800               7 900             9,9
       400 000           119 700            109 800               9 900             8,3
       500 000           159 700            149 800               9 900             6,2
     1 000 000           359 700            349 800               9 900             2,8
----------------------------------------------------------------------------------------

TABLE C.3 INCOME TAX PAYABLE, 2006/07 (TAXPAYERS OLDER THAN 65)

TAXABLE INCOME (R)   2005 RATES (R)   PROPOSED RATES (R)   TAX REDUCTIONS (R)   % CHANGE
----------------------------------------------------------------------------------------

        65 000               900                 --                 900           100,0
        70 000             1 800                900                 900            50,0
        75 000             2 700              1 800                 900            33,3
        80 000             3 600              2 700                 900            25,0
        85 000             4 850              3 600               1 250            25,8
        90 000             6 100              4 500               1 600            26,2
        95 000             7 350              5 400               1 950            26,5
       100 000             8 600              6 300               2 300            26,7
       120 000            13 600             11 300               2 300            16,9
       150 000            22 100             18 800               3 300            14,9
       200 000            38 100             33 300               4 800            12,6
       250 000            56 200             49 800               6 400            11,4
       300 000            75 200             67 300               7 900            10,5
       500 000           155 200            145 300               9 900             6,4
     1 000 000           355 200            345 300               9 900             2,8
----------------------------------------------------------------------------------------

188

                                            Annexure C: Summary of tax proposals
--------------------------------------------------------------------------------

FIGURE C.1 AVERAGE TAX RATES FOR PEOPLE UNDER AGE 65

                                    [GRAPHIC]

FIGURE C.2 AVERAGE TAX RATES FOR PEOPLE AGE 65 AND OVER

                                    [GRAPHIC]

                                                                             189

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--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
INTERNATIONAL TAX AGREEMENTS

International tax agreements are important for encouraging investment and trade flows between countries.

In 2005/06, considerable progress was once again made in reaching agreements with other countries for the avoidance of double taxation and the prevention of fiscal evasion. The present position is as follows:

o    Comprehensive agreements (57) are in force with Algeria, Australia,
     Austria, Belarus, Belgium, Botswana, Bulgaria, Canada, Croatia, Cyprus, the
     Czech Republic, Denmark, Egypt, Ethiopia, Finland, France, Germany, Greece,
     Hungary, India, Indonesia, Iran, Ireland, Israel, Italy, Japan, Korea,
     Lesotho, Luxembourg, Malawi, Malta, Mauritius, Namibia, the Netherlands,
     New Zealand, Norway, Oman, Pakistan, the People's Republic of China,
     Poland, Romania, the Russian Federation, the Seychelles, Singapore, the
     Slovak Republic, Swaziland, Sweden, Switzerland, Taiwan, Thailand, Tunisia,
     Uganda, Ukraine, the United Kingdom, the United States of America, Zambia
     and Zimbabwe. An older agreement with the United Kingdom (1946) applies also to Grenada and Sierra Leone.

o    Comprehensive agreements (9) have been ratified with Brazil, the Democratic
     Republic of Congo, Gabon, Ghana, Kuwait, Malaysia, Nigeria, Rwanda and
     Turkey.

o    Comprehensive agreements (2) have been signed but not ratified with the
     Netherlands (renegotiated) and Tanzania.

o    New comprehensive agreements (16) are in the process of negotiation or are being finalised with Bangladesh, Chile, Cuba, Estonia, Latvia, Lithuania,
     Morocco, Mozambique, Portugal, Qatar, Saudi Arabia, Serbia and Montenegro,
     Spain, Sri Lanka, the United Arab Emirates and Vietnam.

o    Old comprehensive agreements (6) are in the process of renegotiation, signing or ratification with Germany, Malawi, Namibia, Switzerland, Zambia and Zimbabwe. Where agreements are being renegotiated, the existing agreements remain effective until the new agreements enter into force.

o    Limited sea and air transport agreements (3) are in force with Brazil,
     Portugal and Spain.

Further information on the status of the agreements is available on the SARS website (www.sars.gov.za) under Income Tax/International Treaties.

AGREEMENTS FOR MUTUAL ADMINISTRATIVE ASSISTANCE BETWEEN CUSTOMS ADMINISTRATIONS

Agreements covering all aspects of assistance, including exchange of information, technical assistance, surveillance, investigations and visits by officials are as follows:

o    Agreements (6) are in force with Algeria, France, Mozambique, the
     Netherlands, the United Kingdom and the United States of America.

o    Agreements (2) have been ratified by South Africa with the Czech Republic and Zambia.

o    Agreements (3) have been signed but not ratified with the Democratic
     Republic of Congo, Norway and Turkey.

o    Agreements (9) are in the process of negotiation or are being finalised with Angola, Brazil, Iran, Israel, Malawi, Nigeria, Tanzania, Uganda and
     Zimbabwe.

AGREEMENTS FOR MUTUAL AND TECHNICAL ASSISTANCE IN RESPECT OF VALUE-ADDED TAX

o    Agreements (6) are in the process of negotiation or are being finalised with Botswana, Lesotho, Malawi, Namibia, Swaziland and Zimbabwe.
--------------------------------------------------------------------------------

INDIRECT TAX PROPOSALS

SPECIFIC EXCISE DUTIES

It is proposed that the customs and excise duties in Section A of Part 2 of
Schedule No.1 of the Customs and Excise Act, No. 91 of 1964, be amended with effect from 15 February 2006 to the extent shown in Table C.4.

190

                                            Annexure C: Summary of tax proposals
--------------------------------------------------------------------------------

TABLE C.4 SPECIFIC EXCISE DUTIES

---------------------------------------------------------------------------------------------------------------------
TARIFF   TARIFF                   DESCRIPTION                            2005/06                     2006/07
ITEM    HEADING                                                   PRESENT RATE OF DUTY       PROPOSED RATE OF DUTY
                                                                  EXCISE        CUSTOMS      EXCISE        CUSTOMS
---------------------------------------------------------------------------------------------------------------------

104.00           Prepared foodstuffs; beverages, spirits and
                 vinegar; tobacco
---------------------------------------------------------------------------------------------------------------------
104.01    19.01  Malt extract; food preparations of flour,
                 groats, meal starch or malt extract, not
                 containing cocoa or containing less than 40
                 per cent by mass of cocoa calculated on a
                 totally defatted basis, not elsewhere
                 specified or included; food preparations of
                 goods of headings 04.01 to 04.04, not
                 containing cocoa or containing less than 5
                 per cent by mass of cocoa calculated on a
                 totally defatted basis not elsewhere
                 specified or included:

   .10           Traditional African beer powder as defined      34.7 c/kg     34.7 c/kg     34.7 c/kg     34.7 c/kg
                 in Additional Note 1 to Chapter 19
---------------------------------------------------------------------------------------------------------------------
104.10    22.03  Beer made from malt

   .10           Traditional African beer as defined in          7.82 c/l      7.82 c/l      7.82 c/l      7.82 c/l
                 Additional Note 1 to Chapter 22

   .20           Other                                         3 364.98 c/l  3 364.98 c/l  3 667.82 c/l  3 667.82 c/l
                                                                of absolute  of absolute    of absolute  of absolute
                                                                  alcohol       alcohol       alcohol      alcohol
---------------------------------------------------------------------------------------------------------------------
104.15    22.04  Wine of fresh grapes, including fortified
                 wines; grape must, other than that of
                 heading no. 20.09

          22.05  Vermouth and other wine of fresh grapes
                 flavoured with plants or aromatic substances

   .02           Sparkling wine                                 387.99 c/l    387.99 c/l    465.58 c/l    465.58 c/l

   .04           Unfortified wine                               140.52 c/l    140.52 c/l    158.09 c/l    158.09 c/l

   .06           Fortified wine                                 263.14 c/l    263.14 c/l    287.88 c/l    287.88 c/l
---------------------------------------------------------------------------------------------------------------------
104.17    22.06  Other fermented beverages, (for example,
                 cider, perry and mead); mixtures of
                 fermented beverages and mixtures of
                 fermented beverages and non-alcoholic
                 beverages, not elsewhere specified or
                 included:

   .05           Traditional African beer as defined in          7.82 c/l      7.82 c/l      7.82 c/l      7.82 c/l
                 Additional Note 1 to Chapter 22

   .15           Other fermented beverages, unfortified         168.24 c/l    168.24 c/l    183.38 c/l    183.38 c/l

   .17           Other fermented beverages, fortified           333.65 c/l    333.65 c/l    365.35 c/l    365.35 c/l

   .22           Mixtures of fermented beverages and mixtures   168.24 c/l    168.24 c/l    183.38 c/l    183.38 c/l
                 of fermented beverages and non-alcoholic
                 beverages

   .90           Other                                          333.65 c/l    333.65 c/l    365.35 c/l    365.35 c/l
---------------------------------------------------------------------------------------------------------------------
104.20    22.07  Undenatured ethyl alcohol of an alcoholic
                 strength by volume of 80 per cent volume or
                 higher; ethyl alcohol and other spirits,
                 denatured, of any strength

          22.08  Undenatured ethyl alcohol of an alcoholic
                 strength by volume of less than 80 per cent
                 volume; spirits, liqueurs and other
                 spirituous beverages:
---------------------------------------------------------------------------------------------------------------------

                                                                             191

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--------------------------------------------------------------------------------

TABLE C.4 SPECIFIC EXCISE DUTIES

---------------------------------------------------------------------------------------------------------------------
TARIFF   TARIFF                   DESCRIPTION                            2005/06                     2006/07
ITEM    HEADING                                                   PRESENT RATE OF DUTY       PROPOSED RATE OF DUTY
                                                                  EXCISE        CUSTOMS      EXCISE        CUSTOMS
---------------------------------------------------------------------------------------------------------------------

   .10           Wine spirits, manufactured by the             5 042.01 c/l  4 945.88 c/l  5 521.00 c/l  5 521.00 c/l
                 distillation of wine                           of absolute  of absolute    of absolute  of absolute
                                                                  alcohol       alcohol       alcohol       alcohol

   .15           Spirits, manufactured by the distillation of  5 042.01 c/l  5 028.11 c/l  5 521.00 c/l  5 521.00 c/l
                 any sugar cane product                         of absolute   of absolute   of absolute   of absolute
                                                                  alcohol       alcohol       alcohol       alcohol

   .25           Spirits, manufactured by the distillation of  5 042.01 c/l  4 996.01 c/l  5 521.00 c/l  5 521.00 c/l
                 any grain product                              of absolute   of absolute   of absolute  of absolute
                                                                  alcohol       alcohol        alcohol      alcohol

   .29           Other spirits                                 5 042.01 c/l  5 042.01 c/l  5 521.00 c/l  5 521.00 c/l
                                                                of absolute   of absolute   of absolute  of absolute
                                                                  alcohol       alcohol       alcohol       alcohol

   .40           Liqueurs and other spirituous beverages       5 042.01 c/l  5 042.01 c/l  5 521.00 c/l  5 521.00c/l
                                                                of absolute   of absolute   of absolute  of absolute
                                                                  alcohol       alcohol       alcohol      alcohol
---------------------------------------------------------------------------------------------------------------------
104.30    24.02  Cigars, cheroots, cigarillos and cigarettes,
                 of tobacco or of tobacco substitutes

   .10           Cigars, cheroots, and cigarillos, of tobacco   141 676.55    141 676.55    148 515.70    148 515.70
                 or of tobacco substitutes                       c/kg net      c/kg net      c/kg net      c/kg net

   .20           Cigarettes, of tobacco or of tobacco           252.22 c/10   252.22 c/10   278.04 c/10  278.04 c/10
                 substitutes                                    cigarettes    cigarettes    cigarettes   cigarettes
---------------------------------------------------------------------------------------------------------------------
104.35    24.03  Other manufactured tobacco and manufactured
                 tobacco substitutes; "homogenised" or
                 "reconstituted" tobacco; tobacco extracts
                 and essences:

   .10           Cigarette tobacco and substitutes thereof       14 946.05    14 946.05      15 649.41     15 649.41
                                                                 c/kg net      c/kg net      c/kg net      c/kg net

   .20           Pipe tobacco and substitutes thereof            7 624.01      7 624.01      8 261.93      8 261.93
                                                                 c/kg net      c/kg net      c/kg net      c/kg net
---------------------------------------------------------------------------------------------------------------------

AD VALOREM EXCISE DUTIES

It is proposed that the relevant sections in Section B of Part 2 of Schedule
No.1 of the Customs and Excise Act, No. 91 of 1964, be deleted with effect from
1 April 2006 to the extent shown in Table C.5.

TABLE C.5 AD VALOREM EXCISE DUTIES TO BE ABOLISHED

TARIFF    TARIFF                             DESCRIPTION
ITEM     HEADING
-------------------------------------------------------------------------------
118.10  3301.90.10  Aqueous distillates and aqueous solutions of essential oils
124.35    8476.00   Automatic goods vending machines
124.37    8517.21   Facsimile machines
124.37    8517.90   Parts of facsimile transmission apparartus
126.01    8701.20   Road tractors
-------------------------------------------------------------------------------

MISCELLANEOUS AMENDMENTS

In addition to the proposals described in Chapter 4, the 2006 legislation will contain miscellaneous amendments to the various tax acts. These amendments stem from problems identified in the current legislation as detected over the course of the year through internal review and public comments. Some of these amendments eliminate perceived loopholes while others ensure that tax

192

                                            Annexure C: Summary of tax proposals
--------------------------------------------------------------------------------

legislation does not inadvertently hinder legitimate non-tax motivated transactions. These amendments are expected to have a limited impact on revenue for the fiscus.

MISCELLANEOUS AMENDMENTS TO THE INCOME TAX ACT (1962)

The list of income tax amendments provided below is divided into two categories.
The first category represents proposed changes for which there is a firm commitment. The second category represents changes that will depend on the underlying facts provided by taxpayers and other interested parties. Public comments will generally be solicited with respect to the latter category.

PROPOSED CHANGES

INDIVIDUAL

o    Foreign inherited assets: No rules exist for determining the base cost of foreign-located assets received as an inheritance from a foreign estate.
     Foreign assets received in this manner should generally enter the South
     African tax jurisdiction at market value.

o    Fringe benefit taxation of employee-residential accommodation: Employees receiving free or discounted residential accommodation are subject to fringe benefit taxation. This form of fringe benefit taxation is based on a formula, which is partly based on prior-year salary less R20 000. The R20
     000 amount will be doubled toR40 000.

o    Travel benefits for employees engaged in the transport business:
     Cross-border travel benefits up to R500 for transport business employees are not subject to fringe benefit taxation. This R500 monetary cap rule will be deleted as obsolete.

o    Bursaries for employee relatives: Under current law, low-income employees can receive an annual tax-free bursary of up to R2 000 for their relatives.
     It is questionable whether this form of bursary operates as an effective means for subsidising lower-income education, thereby requiring reconsideration or adjustment.

o    Subsistence expenditure for foreign travel: Employees who travel abroad on business may receive a subsistence allowance to cover meals and incidental expenses. In order to reduce record keeping in calculating the taxable portion of the allowance, provision is made for an amount which is deemed to have been spent for each day during which the employee is away from his or her usual place of residence. This amount is not a fair reflection of the actual expenses likely to be incurred in all countries, especially neighbouring countries. Consideration will be given to fixing amounts per country that are more closely aligned with the actual costs likely to be incurred for the 2006/07 tax year.

BUSINESS

o    Vesting of amounts by trust: Depreciable assets are subject to potential capital gain treatment and recoupment of the prior depreciation benefit when sold. However, some have argued that the current rules create a possible mismatch between the granting of depreciation and recoupment on disposal by a trust. This potential anomaly will be rectified.

o    Collective investment scheme unit/share buy-backs: The tax system treats certain gains as a dividend when a company enters into a buy-back of its own shares. While this tax principle is fundamentally sound for standard companies, dividend treatment could under certain circumstances be inappropriate with respect to collective investment schemes (i.e. deemed companies for tax purposes). It is proposed that dividend treatment be clarified by way of legislative amendment or interpretation.

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o    Dividend-interest swaps involving collective investment schemes: The act contains anti-avoidance rules to prevent the swap of tax-free dividends and other taxable income. It has come to the attention of SARS that certain collective investment schemes are designing yet another set of arrangements that allow for the conversion of taxable income in favour of tax-free dividends for investors. Legislation will be proposed to ensure that the current anti-avoidance rules effectively encompass these arrangements.

o    Grant funds used to purchase depreciable property: In 2005, Government enacted a regulatory framework for exempting Government grants from income tax. At issue is the next step - the use of tax-free Government grants.
     Proposed legislation will address the entitlement to depreciation for depreciable assets acquired with tax-free grants.

o    Instalment sales involving mining property: Taxpayers disposing of mining property must treat the disposal as occurring at an "effective value"
     determined by the Department of Minerals and Energy. It is uncertain how this rule applies when the consideration received on sale is payable in instalments that cannot be quantified with any real certainty (e.g.
     dependent on future profits), especially in light of the new rules that defer taxation of unquantifiable payments. This uncertainty will be clarified.

o    Leasehold improvements: The deductibility of leasehold improvements on
     Government land was previously addressed in the context of public-private partnerships. This issue is now creating difficulties in terms of other
     Government-sponsored projects, thereby requiring remedial legislation.

o    Artificial repurchase transactions: Repurchase schemes have been identified that attempt to deduct amounts that economically represent loan capital.
     These schemes are based on the spurious argument that the payments at issue are "manufactured interest" (as opposed to interest) and that a rule against double deduction or inclusion exists only for the latter (although both are taken into account in determining the accrual of interest). It is accordingly proposed that the tax rules for repurchase schemes be revisited to eliminate any of these arguments.

o    SETA grants: Under present law, taxpayers are arguably eligible for a double tax benefit under the SETA regime. While taxpayers should be able to deduct the initial payment for SETA participation, payout of the SETA funds to a taxpayer should be a tax-neutral event (be included as income when the payout is received, and amounts incurred in respect of employee training should be deductible). This potential anomaly will be rectified.

o    Removal of allowance for general employee housing: The act has historically allowed for special depreciation allowances for employee housing. While a case can be made for the continued use of employee housing allowances in terms of mining and farming employees, special depreciation allowances for other forms of employee housing should be deleted to the extent these allowances are no longer of practical use.

o    Company formations: A taxpayer that disposes of shares shortly after receiving those shares in a tax-free company formation may be forced to treat the gain on those shares as ordinary revenue if the taxpayer transferred mainly ordinary revenue assets to the company pursuant to the tax-free company formation. While this treatment is designed to prevent taxpayers from artificially converting ordinary revenue assets into capital shares, the level of gain triggered on the disposal of the shares may be excessive given the overall construct of the corporate reorganisation regime. It is proposed that this gain be limited to the gain existing at the time of company formation.

o    Share-for-share acquisitions: Share-for-share company acquisitions can be tax-free under certain conditions. One condition is that the acquiring company must obtain meaningful ownership over the target company's shares.
     In the case of listed target companies, this acquisition of meaningful ownership can occur over 90 days, whereas unlisted companies must

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     satisfy this level of ownership on the day of acquisition. It is proposed that the 90-day period should be made available for unlisted company acquisitions as well.

o    Reduction of base cost to prevent double benefits: Taxpayers generally receive base cost for expenditure incurred with respect to an asset unless that expenditure was already accounted for (e.g. already deducted). This exception properly prevents any double counting for expenditure incurred.
     However, it appears that this rule against double counting applies even if the prior benefit was denied (e.g. as reduction of assessed loss upon creditor cancellation of debt). This anomaly will be rectified.

o    Denial of double deductions: Taxpayers cannot claim double deductions for the same underlying expenditure or loss. It is argued by some that this rule against double deductions does not apply if the deductions claimed occur in different years. The law will accordingly be clarified to the extent necessary.

o    Recoupments for dividends and donations: Disposals of depreciable assets trigger recoupment, including the disposal of these assets by way of a dividend or donation. However, in the case of a dividend or donation, the rules often do not trigger appropriate results. For instance, the recoupment equals the market value of the asset donated or distributed, not just the portion representing prior depreciation. Transfers for consideration below market value should also be treated as donations to the extent of the discount, even if not viewed as donations under case law.

o    Foreign companies and the "connected person" test: The act contains a number of anti-avoidance rules to prevent schemes between connected persons. In some circumstances, the term "connected person" arguably is only determined with reference to domestic companies. This situation will be corrected.

CHANGES DEPENDENT UPON AVAILABLE FACTS

INDIVIDUALS

o    Medical adjustments: The revised tax system for medical scheme contributions and other medical expenses will take effect as of 1
     March 2006. Operational implementation of this new system may generate the need for ongoing adjustments to ensure a smooth transition. Consideration will also be given to introducing a higher cap for adult dependants and a lower cap for child dependants instead of the current caps.

o    Share options: In 2004, Government substantially revised the tax treatment of share options to prevent executives and other high-income employees from receiving tax preferences for consideration that effectively represents deferred salary. The myriad of share option schemes continues to generate issues that require ongoing minor legislative adjustments. One form of share option scheme already identified involves unlisted companies with a repurchase price based on a formula using weighted average earnings rather than market value.

o    Redistribution agreements: Assets transferred upon death trigger capital gains tax unless the assets are transferred to a spouse. Potential unfairness arises when a spouse enters into a redistribution agreement that swaps unwanted inherited assets with those inherited by another family member. The problem is that the capital gains tax is typically triggered on the swap, even though no gain would have arisen had the spouse received the desired asset directly as an inheritance.

BUSINESS

o    Post-retirement medical coverage: Many employers provide post-retirement medical coverage to former employees that must be fully reflected for financial reporting purposes as a future

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     financial liability. Corporations are accordingly exploring options that will limit this impact. The viability of some options may require regulatory and ancillary tax changes.

o    Controlled foreign companies (CFCs): In 1997, Government enacted the CFC regime for South African-controlled foreign companies as a necessary adjunct to the relaxation of exchange controls, and expanded it with the move to worldwide taxation for South African residents. These rules require a careful balance between capital export neutrality (i.e. equal tax treatment for all South African-owned operations) and the opposing need for international competitiveness. While a number of adjustments have already taken place since the introduction of the CFC regime to account for practical realities, it appears that some anomalies remain. Any changes envisioned will not deviate from the core philosophy of the CFC rules developed over the past few years. The list of issues requiring possible further examination includes:

     o    Treatment of certain CFC mobile businesses as qualifying business establishments

     o    Treatment of royalties that are central to core active CFC business operations

     o    Offshore business operations that are subject to the CFC diversionary rules even though the CFC's activities represent no threat to the
          South African tax base

     o    Taxation of a CFC business operating in multiple countries within a single economic market

     o    Clarification of the "country of residence" concept.

o    CFC currency anomaly: A longstanding policy position has been taken to tax liquid portfolio currency gains regardless of whether those gains exist in the hands of a South African resident or a CFC. It appears that a technical problem may exist that prevents this desired taxation of CFC liquid portfolio currency gains. This technical problem will be corrected as necessary.

o    Financial instrument holding companies: Preferential tax treatment is unavailable for the restructuring of companies owning mainly financial instruments. For purposes of this test, financial instruments with a tax cost equal to market value are ignored because these assets do not contain any built-in gain or loss that could benefit from the preferential tax treatment of the company restructuring rules. Concerns have been raised that other financial instruments posing little threat to the fiscus count against a tax preferred company restructuring.

o    Cross-issues: If a company issues shares in exchange for assets, the company is not subject to capital gains tax and normally obtains a base cost in the assets received equal to their market value. However, current law specifically provides for a zero base cost result if two companies issue their own shares in exchange for one another. A similar zero base cost result exists for debt. While sound reasons exist for the zero base cost approach, some have questioned whether this approach is too rigid, especially given the need for cross-issues as a means of satisfying other
     Government regulatory requirements.

o    Minority shares: Share-for-share transactions, amalgamations and other company acquisitions sometimes create situations in which minority shareholders are forced to exchange their shares. This forced exchange may trigger tax if the minority shareholders fail to satisfy certain technical requirements (i.e. the requirement to hold a 20 per cent share interest in the acquiring company). Consideration will be given to relaxing these requirements in limited circumstances, depending in part on whether this relaxation can be achieved without violating the integrity of the overall corporate restructuring regime.

o    Capital gains tax implementation date issues: Problems may continue to arise around the 1 October implementation date for calculating capital gains and losses. As in prior years, these issues will be addressed based on the strength of the underlying facts presented.

o    Secondary tax on companies (STC) anti-avoidance: Corporate distributions to shareholders are subject to a 12,5 per cent STC charge when those distributions represent underlying profits. Corporate distributions that fail to represent profits can be distributed free of STC. In 2005,
     Government identified schemes seeking to avoid the STC by artificially separating distributions

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     from profits. This separation typically was achieved through the corporate restructuring rules, especially the rules allowing for the tax-free transfer of assets within a group of companies. These schemes were most acute in terms of distributions involving foreign shares that also benefited from the participation exemption from the capital gains tax.
     While Government sought to close the latter set of schemes, additional legislation may be required to overcome further attempts to circumvent the
     STC. Otherwise, more comprehensive changes to the STC will be held back until finalisation of corporate law reform undertaken by the Department of
     Trade and Industry.

o    Subsidiary distributions of parent company shares: In 2005, Government introduced a rule to neutralise transactions that sought to avoid STC by having a subsidiary distribute the shares of its parent company as a dividend. It appears that this anti-avoidance rule did not cover all eventualities, thereby requiring further possible legislation.

MISCELLANEOUS AMENDMENTS TO THE VALUE-ADDED TAX ACT (1991)

o    Credits for excess consideration: Taxpayers fail to account for VAT on amounts received that are in excess of invoice value. Consideration will be given to clarifying the imposition of VAT on the excess received as well as allowing input credits when the excess is refunded.

o    Irrecoverable debts: Vendors who purchase goods or services must reverse any input credits claimed if the vendor ultimately fails to make payment within a 12-month period. In order to ensure that output tax is properly accounted for, provision must be made to shorten the period of reversal if vendors deregister within the 12-month period.

o    Bare dominium financing structures: Vendors may not claim inputs for exempt supplies. However, certain taxpayers are entering into bare dominium structures designed to disguise actual financial services as rental payments, thereby misusing the statutory exception to the financial services definition. As a result, input credits are claimed even though no subsequent taxable supply is made. The VAT implications will accordingly be clarified either by legislative amendment or interpretation.

o    Industrial Development Zones (IDZs): Government created IDZs to encourage the development of trade as well as to stimulate foreign and local investment in particular areas. Consistent with this philosophy, current
     VAT legislation generally provides that the supply of goods and services into a Customs Controlled Area (CCA) within an IDZ will be zero-rated.
     However, this zero-rating needs to be limited so that it does not apply to goods or services artificially routed through the CCA or to goods or services that are not economically used, consumed or transformed in the
     CCA.

o    Entertainment for independent contractors: Vendors cannot claim inputs for entertainment expenses, except in limited circumstances (such as personal subsistence in the case of overnight business travel for employees).
     Certain taxpayers are putting forth a case for expanding these exceptions to include comparable expenses for independent contractors. Consideration of expanding relief to this form of entertainment will depend on the facts presented.

o    Imported services: Imported services are subject to VAT at the standard rate. The relevant imported services provisions will be reviewed so that this policy is fully maintained.

o    Documentary evidence for zero-rated exports: Vendors receive zero-rated treatment for exports only upon documentary proof acceptable to the
     Commissioner. This requirement will be upgraded to permit the Commissioner to prescribe the documentary proof required.

o    Documentary proof for deemed inputs: Vendors must be in possession of prescribed documents to claim input credits. However, as a practical matter, vendors cannot be in possession of these documents if the supply giving rise to the credits is a legislatively "deemed supply". The provisions relating to these documentary requirements will be remedied.

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o    Additional assessments: The VAT Act provides SARS with the authority to issue one assessment. It is proposed that SARS be given the authority to issue additional assessments to the extent that further controversies subsequently arise. This authority to issue additional assessments will be akin to the authority SARS currently has in issuing additional assessments in terms of the Income Tax Act.

MISCELLANEOUS AMENDMENTS TO THE CUSTOMS AND EXCISE ACT (1964)

o    General duties and powers of officers: As part of its effort to promote information sharing, SARS is seeking to enhance its exchange of information with other customs administrations, especially in terms of mutual assistance agreements. This enhancement will require a refinement of the relevant sections.

o    Biodiesel: Operational implementation of the biodiesel fuel rebate may need further adjustments to ensure smooth operation. Amendments will be made accordingly to the extent required.

o    Security seals: SARS officials may under general provisions apply security seals. In order to facilitate compliance and service delivery, consideration will be given to introducing specific provisions for the application of seals by SARS and by other parties (e.g. external economic and logistic operators in the safeguarding of goods in transit).

o    Licensing: Legislative changes will be made to provide for the licensing of all port, terminal and similar operations (whether private or public) to achieve more effective customs control.

o    International agreements: South Africa has acceded to certain annexures of the Convention on Temporary Admission (Istanbul Convention) with possible further accessions to follow. This accession will require conforming amendments under domestic law. Other conforming amendments will be required under domestic law in light of the International Trade Administration Act
     (2002) as well as certain standards contained in the Marrakesh Agreement.

o    Rebates of excise duties: Legal changes may be required as the review of
     Schedule No. 6 is now complete.

o    Record keeping: The act is outmoded in terms of its private record keeping requirements. The act will accordingly be aligned with other tax acts, all of which provide for a five-year retention period for records.

o    Service of notices: The act is outmoded in terms of its administrative processes for the service of notice requirements. Consideration will accordingly be given to alignment of the act with the Income Tax Act and the Admiralty Jurisdiction Regulation Act (1983).

o    Large-scale scanner: The first mobile, state-of-the-art, large-scale scanner is likely to be commissioned in the third quarter of 2006 with further scanners to follow. Legislative amendments to support the effective use of such scanners will be required.

o    Electronic communication: Large clearing and forwarding houses, importers, carriers and other supply chain participants will be required to communicate electronically with SARS to facilitate risk management, reduce error rates and speed up processing.

MISCELLANEOUS AMENDMENTS TO OTHER TAXES, DUTIES AND CHARGES

o    Uncertificated securities tax imposed on listed collective investment schemes: Listed collective investment schemes (e.g. index funds)
     potentially face double charges in terms of the uncertificated securities tax - one at the collective investment scheme level and another at the level of the holders of participatory interests (unit holders). This potential double charge is

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     inconsistent with the treatment of unlisted collective investment schemes, which are subject to only one level of comparable charges at the collective investment scheme level.

o    Transfer duty upon divorce: The transfer of real estate upon divorce is subject to transfer duty unless the marriage was in community of property.
     Transfer duty relief should in principle be extended to transfers arising from all types of unions.

o    Collecting estate duty on property falling outside the formal estate process: According to a recent court decision, SARS may not collect estate duty from an executor in respect of property subject to estate duty but not directly under the control of the executor. This decision puts SARS at a severe disadvantage in terms of collecting estate duty for property of this kind. Legislation will be enacted to provide SARS with the right to appoint collecting agents for property of this kind.

o    Unemployment insurance contributions: Government has been working to resolve certain anomalies between the Unemployment Insurance Contributions
     Act (2002) and the Unemployment Insurance Act (2001) for over two years. Of concern is the fact that certain parties are seemingly required to contribute even though they lack the potential of fully receiving benefits.
     Given recent progress, this matter should be resolved within the coming fiscal year.

SARS GENERAL ADMINISTRATION

o    De minimis payments and refunds: The payment of small amounts of tax or payout of small refunds often costs taxpayers or SARS more in administration costs than the actual amount paid or refunded. The rules for dealing with these de minimis payments or refunds vary among the different tax acts. It is proposed that these de minimis rules be aligned and that the SARS Commissioner be given authority to set and adjust the numerical de minimis thresholds as required.

o    SARS power to collect third party income tax data: In addition to some general powers, the Income Tax Act contains a variety of specific provisions allowing for certain types of third party data requests. This use of specific provisions is antiquated and the SARS Commissioner should instead be given the freedom of more general powers to request relevant third party data as needed.

o    Reportable arrangements: Government previously introduced an enhanced reporting regime for transactions that are likely to entail a high-risk of tax avoidance. This regime is intended to act as a supplement to the general anti-avoidance rule highlighted in Chapter 4 but has unfortunately not generated the desired level of reporting. This regime will accordingly be adjusted to achieve its objective.

o    National Treasury access to public entity data: The National Treasury currently has access to taxpayer data for tax policy design and revenue estimation. This limited access is insufficient in the case of public entities given National Treasury's role in appropriating funds. The
     National Treasury should accordingly be given access to individual taxpayer data to the extent the taxpayer involved is subject to the Public Finance
     Management Act (1999) and the Municipal Finance Management Act (2003).

TECHNICAL CORRECTIONS

In addition to the miscellaneous amendments above, the 2006 legislation will contain technical corrections. These technical corrections will address typing and grammatical issues, incorrect or misleading headings or definitions, misplaced cross-references, differences between the English and Afrikaans text, obsolete provisions (e.g., updating tax acts in light of other non-tax legislative

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changes), incorporation of regulations into law and problems relating to effective dates. These technical corrections may also occasionally include changes to legislation clearly at odds with legislative intent as well as obvious ambiguities and omissions, especially in terms of legislation promulgated since 2005. These changes are not intended to have any meaningful revenue impact or represent any change in policy. Technical corrections will be made during the upcoming year only as time permits.

TAX EXPENDITURES IN SOUTH AFRICA

An International Monetary Fund delegation visited South Africa in March 2002 and issued the Observance of Standards and Codes: Fiscal Transparency Report. In
terms of this review process, South Africa has given an undertaking to introduce a basic tax expenditure statement, with further development towards a comprehensive quantitative statement on revenues foregone, once the information management systems at SARS are fully developed.

This statement covers tax expenditures at the national government level. The detail of the main tax expenditures with the policy rationale and intended beneficiaries is provided in Tables C.6 to C.10.

TABLE C.6 TAX EXPENDITURES - PERSONAL INCOME TAX EXPENDITURES

---------------------------------------------------------------------------------------------------------------
SOURCE                                               RATIONALE FOR TAX EXPENDITURE AND INTENDED
                                                     BENEFICIARIES
---------------------------------------------------------------------------------------------------------------

Rating formula on lump sum benefits                  Providing relief for retirement

Exemption of R30 000 on certain lump sum payments

Exemption of war pensions

Exemption of disability pensions

Exemption of compensations paid in terms of the      Providing relief to taxpayers receiving payments due to
Workmen's Compensation Act or the Compensation for   detrimental work-related circumstances
Occupational Injuries and Diseases Act

Exemption of allowances payable in terms of the
Unemployment Insurance Act
---------------------------------------------------------------------------------------------------------------
Exemption on interest income - R16 500 for persons   Incentivising the propensity to save and to provide tax
under the age of 65 and R24 500 for persons age 65   relief for pensioners receiving fixed-interest income
and over
---------------------------------------------------------------------------------------------------------------
Broad-based employee equity participation            Incentivising initiatives to empower employees
---------------------------------------------------------------------------------------------------------------
Exemption of certain foreign dividends               Encouraging the repatriation of dividends
---------------------------------------------------------------------------------------------------------------
Exemption for employees working abroad               Aligning tax treatment of South African nationals working
Introducing withhold tax on payments to visiting     abroad and foreign nationals working temporarily in
entertainers and sports people                       South Africa

Partially relaxing capital gains tax rules for
visiting skilled expatriates
---------------------------------------------------------------------------------------------------------------
Exemption of a bona fide scholarship or bursary      Incentivising education initiatives
---------------------------------------------------------------------------------------------------------------
Deductions for donations to public benefit           Assisting non-profit organisations to obtain funding
organisations
---------------------------------------------------------------------------------------------------------------
Deductions for pension fund and retirement annuity   Encouraging saving for retirement, thereby reducing the
fund contributions                                   need for state assistance
---------------------------------------------------------------------------------------------------------------
Individual taxpayers pay capital gains tax only at   Low effective capital gains tax rate for individuals to
an effective rate of up to 10 per cent               prevent lock-in effect
---------------------------------------------------------------------------------------------------------------
Exemption of medical contributions up to certain     Encouraging taxpayers to obtain medical scheme cover
limits
---------------------------------------------------------------------------------------------------------------

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                                            Annexure C: Summary of tax proposals
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TABLE C.7 TAX EXPENDITURES - CORPORATE INCOME TAX EXPENDITURES

-------------------------------------------------------------------------------------------------------------------------
SOURCE                                                    RATIONALE FOR TAX EXPENDITURE AND INTENDED BENEFICIARIES
-------------------------------------------------------------------------------------------------------------------------

Companies declaring a dividend pay a 12,5 per cent        Lower tax rate on dividends distributed to mitigate company
secondary tax on companies                                double tax
-------------------------------------------------------------------------------------------------------------------------
Exemption for real property body corporates and similar   Eliminating the tax burden for entities formed solely for
associations                                              purposes of managing the collective interests common to all its members
-------------------------------------------------------------------------------------------------------------------------
Additional deduction for certain research and             Incentivising certain research and development undertaken in
development expenditure                                   South Africa

Accelerated depreciation for research and
development buildings
-------------------------------------------------------------------------------------------------------------------------
Accelerated depreciation for urban development zones      Countering urban decay
-------------------------------------------------------------------------------------------------------------------------
Exemption for certain government grants and               Reducing the circular flow of money between government and the
infrastructure government grants to public private        private sector and eliminating the tax burden for corporate
partnerships                                              expenditure on government property
-------------------------------------------------------------------------------------------------------------------------
Special rules for small businesses: reduced tax rate      Incentivising the growth and development of the small business
and accelerated depreciation on certain assets            sector
-------------------------------------------------------------------------------------------------------------------------
Business reinvestment deferral                            Providing cash-flow benefit to businesses to encourage
                                                          re-investment growth
-------------------------------------------------------------------------------------------------------------------------
Corporates pay capital gains tax only at an effective     Low effective capital gains tax rate for corporates to prevent
rate of 15 per cent                                       lock-in effect
-------------------------------------------------------------------------------------------------------------------------
Additional deduction for learnership agreements           Encouraging job creation by lowering the cost of hiring new employees
-------------------------------------------------------------------------------------------------------------------------
100% deduction for mining extraction operations           Incentivising mining extraction operations
-------------------------------------------------------------------------------------------------------------------------
Gold mining formula (including STC exemption)             Incentivising gold mining extraction operations
-------------------------------------------------------------------------------------------------------------------------
Three-year accelerated depreciation write-off for         Encouraging investments in renewable energy
biofuels industries
-------------------------------------------------------------------------------------------------------------------------
Exemption for specially formed mining rehabilitation      Protecting and rehabilitating South Africa's natural resources trusts Introducing tax relief for rehabilitation
reserve funds
-------------------------------------------------------------------------------------------------------------------------
Introducing a tonnage tax                                 Promoting investment in the South African shipping industry
-------------------------------------------------------------------------------------------------------------------------
Partial taxation for certain public benefit               Assisting entities that help meet government objectives
organisations
-------------------------------------------------------------------------------------------------------------------------

TABLE C.8 TAX EXPENDITURES - ESTATE DUTY AND DONATION TAX

-------------------------------------------------------------------------------------------------------------------------
SOURCE                                                    RATIONALE FOR TAX EXPENDITURE AND INTENDED BENEFICIARIES
-------------------------------------------------------------------------------------------------------------------------

Estate duty:                                              Alleviating the overall tax burden of estate duty.

o    Deduction of R2,5 million of the dutiable value of
     an estate for individuals.
-------------------------------------------------------------------------------------------------------------------------
Donation tax:                                             Concession to assist taxpayers when making small donations.

o    An annual tax exemption for individual donations
     of less than R50 000.
-------------------------------------------------------------------------------------------------------------------------

TABLE C.9 TAX EXPENDITURES - FUEL TAXES

-------------------------------------------------------------------------------------------------------------------------
SOURCE                                                    RATIONALE FOR TAX EXPENDITURE AND INTENDED BENEFICIARIES
-------------------------------------------------------------------------------------------------------------------------

Fuel taxes

o    40 per cent rebate of the general fuel levy on       To promote the bio-diesel industry and account for its
     bio-diesel                                           environmental and socioeconomic advantages

o    Varying rates of refunds of the general fuel levy    To improve the international competitiveness of those sectors
     and/or Road Accident Fund levy on diesel             that rely heavily on diesel inputs
                                                          To exclude certain off-road diesel users from the Road Accident
                                                          Fund levy
-------------------------------------------------------------------------------------------------------------------------

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TABLE C.10 TAX EXPENDITURES - VALUE-ADDED TAX EXPENDITURES

-------------------------------------------------------------------------------------------------------------------------
SOURCE                                                    RATIONALE FOR TAX EXPENDITURE AND INTENDED BENEFICIARIES
-------------------------------------------------------------------------------------------------------------------------

VAT registration threshold of R300 000 of taxable         Incentivising the growth and development of the small business
supplies per annum                                        sector
-------------------------------------------------------------------------------------------------------------------------
Exempt supplies includes:                                 No input credit can be claimed on exempt supplies

o    The supply of financial services                     Persons delivering only exempt supplies are deemed not to be carrying on an enterprise and cannot register as a vendor for
o    The supply of residential accommodation              VAT purposes

o    The supply of road transport                         Exemptions from VAT are generally applied to non-fee based financial services as it is difficult to determine the
o    The supply of rail transport                         value-added

o    Trade union subscriptions                            Educational services and public transport are exempted to
                                                          provide some relief, as well as for administrative
o    The sale or letting of land outside the republic     considerations
     scheme for the aged
                                                          The exclusion of the vendor from the VAT regime (although costs
o    The supply of services to members in the course of   including VAT are passed on to the consumer), is a solution in
     management of a sectional title body corporate, a    balancing the needs of the under-privileged (by not charging
     share block company and any housing development      VAT on the service) against revenue considerations
     scheme for the aged

o    The supply of educational services by approved
     educational institutions

o    The supply of creche or after-school for children

o    The supply by an association not for gain or
     certain donated goods

o    The letting of land for the purpose of
     constructing a residential dwelling
-------------------------------------------------------------------------------------------------------------------------
Zero-rated supplies of services include:

o    The transport of passengers and goods to and from    An enterprise that makes only zero-rate supplies may register
     an export country                                    as a VAT vendor and may reclaim VAT on input costs (supplies received)
o    Certain services rendered to non-residents who are
     outside the country

o    The insuring of passengers and goods

o    The arranging of international transport

o    Services rendered outside the republic to a user
     in the republic - excluding telecommunication
     services

o    Welfare activities, such as the provision of food,
     meals, board, lodging, clothing, or other
     necessaries, comforts or amenities to aged or
     indigent persons, children, or physically or
     mentally handicapped persons
-------------------------------------------------------------------------------------------------------------------------
Zero-rated supplies of goods:

o    The supply of animal feed, animal remedy,            The zero-rating of primary agriculture supply is to assist
     fertilizer, pesticide, plants and seed for farming   farmers
     purposes

o    The supply of basic foodstuffs: brown bread, maize   The zero-rating of basic foodstuffs and illuminating
     meal, samp, mealie rice, dried mealies, dried        paraffin is intended to provide relief to the poor
     beans, lentils, pilchards or sardinella, milk
     powder, rice, vegetables, fruit, vegetable oil,
     cultured milk, brown wheaten meal, eggs, edible
     legumes

o    The supply of illuminating paraffin

o    The supply of petrol and diesel fuel                 Petrol and diesel fuel are subject to fuel levies

o    The supply of goods that are exported                The zero-rating of exports is in line with
                                                          international practice of the "destination principle" -
                                                          where VAT is intended to be levied in the jurisdiction
                                                          where consumption occurs
-------------------------------------------------------------------------------------------------------------------------

202

                                                                               D

GOVERNMENT ACCOUNTS

INTRODUCTION

South Africa's national government accounts are presented in Annexure B. The structure of the reporting tables is based on the recommendations in the most recent version of Government Finance Statistics(1) (GFS), published in 2001. It is also in line with the recommendations in the System of National Accounts(2)
(SNA), published in 1993. However, to take into account the specific nature of the South African environment, certain modifications to the structure of the account and the labelling of the receipt and payment items have been made relative to GFS recommendations.

The GFS presentation also differs in some respects from the presentation in
Chapter 2 of the Budget Review, which is based on the SNA.

This annexure describes the structure of the government account for South Africa and it explains deviations between GFS recommendations and the way government statistics within the national accounts are compiled and presented. It also contains a section describing the salient characteristics of the part of the SNA system that deals with government statistics.

RECORDING BASIS

Both the SNA and the 2001 GFS recommend that items should be recorded on an accrual basis, implying that all government transactions, even those that do not give rise to cash flows, should be included in the government account. Examples of transactions that do not give rise to cash flows are changes in inventories, depreciation and accrued interest. Another consequence of accrual accounting is that the time of recording should coincide with the underlying economic event.
This means that the entry does not necessarily coincide with the timing of the resultant cash flow, but rather with the change of ownership or when economic value is created, transformed or extinguished. For example, in accrual accounting debt repayment should be recorded when the debt expires, whether or not this coincides with an actual repayment that gives rise to a cash flow.

The recommendation to use accrual accounting for government financial statements was first made in the 2001 GFS. Government has declared its intention, over time, to follow this recommendation but in the near future the practice to present government data on cash basis will continue. This implies that the transaction is recorded when the cash flow occurs and hence does not match the timing of the underlying economic event. However, in some instances modified cash principles are applied. This includes the recording of expenditure at the time of recording the transaction in the cashbook (i.e. at the time the transaction is processed in the financial system and the cheque is issued) and accruing interest on some types of government debt (i.e. on zero coupon bonds).

In strict cash accounting, the time of recording should coincide with the actual cash flow. However, in South Africa, entries for the national budget data are made in the time period in which transactions have been captured on the financial systems. For auditing and budgeting control purposes, the national budget system allows for a complementary period for each transaction. This

----------
(1)  International Monetary Fund, 2001, Government Financial Statistics.
     Washington, D.C.: IMF.

(2)  United Nations, 1993, System of National Accounts 1993.
     Brussels/Luxembourg, New York, Paris, Washington, D.C.: Inter-Secretariat
     Working Group on National Accounts.

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is a period after the financial year-end during which books remain open so that all transactions relating to that specific year can be finalised. These transactions may be summarised as follows:

o    Tax payments made during the financial year but not recorded by the South
     African Revenue Service until after the end of the financial year.

o    Late requests for funds by government departments to settle obligations relating to the specific financial year.

o    Surrenders of unspent funds by government departments, i.e. funds requested by the departments but not used.

o    Corrections to revenue, expenditure or financing transactions that were, for example, erroneously classified.

o    Adjustments to the expenditure data, for auditing and Parliamentary purposes, to show only authorised expenditure for the particular financial year (i.e. excluding all unauthorised spending).

THE NEW ECONOMIC REPORTING FORMAT

The new economic reporting format (ERF) was introduced in the 2004 Budget. This new format, which is based on international best practice, replaced the old
"standard item" classification. The ERF was developed using the GFS format as a basis, but adapted for the peculiarities of the South African environment. The introduction of this new budget format was supported by the introduction of a new standard chart of accounts (SCOA), which is fully aligned to the ERF and provides for posting level details of the budget within the financial systems.

In the economic format, as well as in the chart, each item label reflects the actual content of the item and is identified by this descriptive label. In addition, item labels such as "other" or "miscellaneous" have studiously been avoided, as their content is unclear and lacks transparency. This has ensured that all classifications are consistent across all national and provincial departments, improving the quality of information provided to legislatures and assisting in the policy-making process.

To assist departments with the use of the new format, and to protect the integrity of the chart, the National Treasury initiated a number of change management initiatives. These include the design and implementation of a detailed training programme, the setup of a classification committee and a call centre to support implementation. The aim of these initiatives is to improve consistency in the application of the new classification rules and to recommend appropriate amendments to the chart of accounts and the financial system. The classification committee regularly issues classification circulars that provide feedback to practitioners on amendments made to the chart of accounts. These circulars ensure that consistency is maintained as changes are made to the chart.

The structure of the ERF is discussed in detail in the annexure to the 2006
Estimates of National Expenditure, issued by the National Treasury, and is summarised in brief in the next section.

STRUCTURE OF THE GOVERNMENT ACCOUNT

The South African reporting format organises the multitude of government transactions into three broad categories: receipts, payments and financing. The budget deficit or surplus is calculated as receipts less payments, which is equal to total financing but with the opposite sign.

204

                                                 Annexure D: Government accounts
--------------------------------------------------------------------------------

RECEIPTS

Government receipts are divided into taxes, sales, transfers, fines, interest, dividends and rent on land as well as financial transactions in assets and liabilities. Taxes are classified according to the type of activity on which they are levied, including income, profits, consumption of domestic goods and services, and international trade. Sales are disaggregated into sales of capital assets and other sales. Transfers are unrequited receipts; i.e. the party making the transfer does not receive anything of similar value directly in return.
These are classified according to unit, for example, other government units, private corporations, households, etc. Fines consist of all compulsory receipts imposed by a court or quasi-judicial body. Interest, dividends and rent on land includes all revenue associated with ownership of financial assets and land.

Financial transactions in assets and liabilities covers two financial transactions only. The first is repayments of loans and advances previously extended to employees and public corporations for policy purposes. The rationale for recording this financial transaction as revenue is that it is fundamentally different from other financial transactions, which are market oriented and thus appear as financing items. The second is associated with stale cheques from previous accounting periods. The temporary increase in revenue before a new cheque is issued is recorded as a receipt. The reason for recording it in this way is because the system does not allow that expenditure for the current period is reduced due to a cancellation of a payment from a previous accounting period.
Remaining financial transactions, for example borrowing and repayment of loans on market basis, are not included under this category but under financing.

PAYMENTS

Payments are divided into three broad categories, namely current payments, transfers and subsidies and payments for capital assets.

Current payments

Current payments provides for funds directly spent by the department. Detail is provided on the following items:

o    Compensation of employees: This category includes all personnel-related expenditure, i.e. all payments to government employees, both salaries and social contributions. Social contributions represent the amounts paid by government for pensions or social security into a social security scheme on behalf of its employees. An example would be payments into the Unemployment
     Insurance Fund.

o    Goods and services: This item refers to all government payments in exchange for goods and services, but excluding capital assets and goods used by government for construction of and improvements to capital assets. This item would in most instances be the second largest spending item for departments. The specific details of purchases of each department are provided, giving an indication of the largest spending items by department.
     For example, in an education department school books could be listed, while in a health department medicines might appear. This allows the classification to be adapted for the particular data needs of each department, thereby facilitating oversight and policy analysis.

o    Interest and rent on land: This item is defined as payment for the use of borrowed money (interest on loans and bonds) and use of land (rent). It is distinguished from the repayment of borrowed money, which is classified under financing.

o    Financial transactions in assets and liabilities: This item consists mainly of lending to employees and public corporations for policy purposes. The reason for expensing this payment

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     rather than treating it as financing is that, unlike other financial transactions, the purpose of the transaction is not market oriented.

Transfers and subsidies

The second part of the payments table provides for funds that are transferred to other institutions, businesses and individuals, and therefore does not constitute final expenditure by the department. This item therefore includes all unrequited, non-repayable payments by government; i.e. payments for which no goods or services are received in return.

The category transfers and subsidies is subdivided into the various targeted recipients or beneficiaries receiving funding from government, for example other levels of general government, households, non-profit institutions and public corporations. This allows for the separation of all transfers from expenditure controlled directly by departments.

Transfers and subsidies includes current as well as capital transfers. In the past, capital expenditure included capital transfers. This led to ambiguity, because these numbers could be interpreted as exaggerating the actual contribution to capital formation made by government. By including capital transfers with other transfers, a much clearer picture is provided of government spending on capital.

Payments for capital assets

In economic terms, it is important to identify capital expenditure as a separate item, because this shows Government's contribution to capital formation and its spending on new infrastructure, including improvements/extensions to existing infrastructure. Capital assets are divided into five categories:

o    Buildings and other fixed structures

o    Machinery and equipment

o    Cultivated assets

o    Software and other intangible assets

o    Land and sub-soil assets.

Payments for capital assets covers purchases of new assets, as well as extensions and improvements to existing assets. This includes own-account construction - that is, when government units engage in capital projects on own account. An example is the Department of Public Works constructing a new road.
In this case, certain payment categories are capitalised. The relevant payment categories capitalised are compensation of employees, and goods and services.

These two payment categories are not capitalised unless payments are directly associated with a capital project. A capital project is defined as a project executed by the government unit to construct a new asset or
upgrade/improve/extend an existing capital asset. However, payments on current projects, namely maintenance and repair of existing capital assets, are not capitalised.

FINANCING

The broad classification category, financing, encompasses all financial transactions other than financial transactions in assets and liabilities, which are included as part of receipts and payments. The financing items represent transactions in items on the balance sheet. Items recorded under financing reflect the sources of funds obtained to cover a government deficit or the use of funds available from a government surplus. The most important items under financing are government borrowing, repayments of the principal component of loans incurred in previous periods, and transactions in government deposits and cash balances.

206

                                                 Annexure D: Government accounts
--------------------------------------------------------------------------------

At the highest level, a distinction is made according to residence of the other party to the transaction; i.e. between financing originating from domestic and foreign sources. These two components are then disaggregated by transaction category (loan, deposit, bond, etc.).

FUNCTIONAL CLASSIFICATION

The GFS recommends that each government payment should be classified in two ways, namely according to its functional and economic characteristics. The new reporting format is in compliance with this recommendation. The items in the economic classification have been described above, under the heading payments.
The main function of the economic classification is to categorise transactions according to type of object or input, for example, compensation of employees, interest payment, etc. This is crucial, as data must be classified this way for calculation of the surplus or deficit, as well as government's contribution to the economy in the form of output, value added and final consumption.

The functional classification is complementary to the economic classification.
It serves to distinguish transactions by policy purpose or type of outlay. This is also referred to as expense by output. Its main purpose is to facilitate understanding of how funds available to government have been spent. Examples would be health, education, administration, judicial services, and so on.

The broad categories in the functional classification are listed below:

o    General government services refer to those indispensable activities performed by the state, the benefits of which cannot be allocated to specific groups, businesses or individuals. These include fiscal management, general personnel management, and conduct of external affairs, public order and safety.

o    Protection services include all services that ensure the safety and security of communities, namely defence, police, justice and prisons.

o    Social services are supplied directly to the community, households or individuals, and include education, health care, social security and welfare, housing, community development and recreational and cultural activities.

o    Economic services cover government expenditure associated with the regulation and more efficient operation of the business sector. This category incorporates government objectives such as economic development, the redressing of regional imbalances and employment creation. Economic services provided to industries include trade promotion, geological surveys and the inspection and regulation of particular industries.

Expenditure in a particular budget vote may cover more than one function; for example, spending in the health vote may include spending on education for medical training.

INTRODUCTION OF CONSOLIDATED ACCOUNTS

The presentation format of the consolidated government accounts includes the accounts of national and provincial government, and the social security funds.
In the 2006 Budget Review the coverage has been extended to include some of the entities of central government, currently classified as extra-budgetary agencies, as well as some important public sector entities involved in infrastructure financing and development.

This presentation is broadly in line with the GFS requirement that the accounts of general government be presented on a consolidated basis. In the consolidation process all relevant spheres of government are included and all intergovernmental transactions are eliminated. This is done to ensure that only the interaction of the general government units with non-governmental units is

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recorded. The resultant accounts reflect more accurately the financial position of the whole of general government and the impact of its activity on the economy at large.

To present a true consolidated general government account, the accounts of both national and provincial departments must be consolidated with their associated public entities. The accounts of the social security funds and local authorities are then added to give the consolidated general government account.

As a final step, all government business enterprises should be included and consolidated with the general government units. This would result in the consolidated public sector account.

The following dimensions are considered during the consolidation process:

o    Coverage, referring to the choice of entities to be included in the consolidation. Firstly, entities belonging to the general government sector should be consolidated. To this consolidation should be added all business enterprises, but privately owned entities should always be excluded. The consolidation of the general government sector includes all entities that are mainly controlled and financed by government and provide goods and services at non-market prices. The public sector includes all state-owned entities and local authority trading accounts providing goods and services at market-related prices.

o    Elimination of inter-entity transactions. In the consolidation process all intra-entity transactions must be eliminated. For this to be accurate, all such transactions must be easily identifiable. However, in the accounting systems of government and many of its agencies not all intra-entity transactions are identified. In many instances where goods and services are procured from other government units, elimination is impossible as such transactions cannot be separated from other transactions in this category.
     However, all transactions involving transfers from one government unit to another can be identified and have been eliminated from the consolidation.

o    Basis of accounting. Entity accounts can only be consolidated if such accounts are compiled using the same basis of accounting. In South Africa, the national and provincial governments are on cash basis of accounting, while local authorities and public entities use the accrual basis of accounting. To provide data for consolidation, the accounts of the public entities have been adjusted to cash accounts.

In the 2006 Budget Review some central government entities and business enterprises have been consolidated. Due to the large number of entities at the national level, as well as difficulties experienced with the transformation to cash accounts for some of the smaller entities, only a selection of entities have been included in the consolidation. The selection was based on the entity's contribution to infrastructure development and skills improvement in the economy. In the consolidation process transfers and other identifiable goods and services were netted out, with the rest of the transactions being aggregated.

The consolidation seeks to include the bulk of the associate entities based on their total contribution to expenditure levels, resulting in an estimated 76 per cent coverage of spending of general government entities. In future budgets the
National Treasury will endeavour to include more entities to provide the full picture of spending by the public sector. The consolidation in this budget includes all the entities listed in Table D.1.

208

                                                 Annexure D: Government accounts
--------------------------------------------------------------------------------

TABLE D.1 LIST OF PUBLIC ENTITIES INCLUDED IN CONSOLIDATION

----------------------------------------------------------------------------------------------------
Department                                 PFMA       Public Entity
                                           Schedule
----------------------------------------------------------------------------------------------------

Department of Home Affairs                     1      Independent Electoral Commission

National Treasury                             3a      South African Revenue Service

Department of Public Service and              3a      State Information Technology Agency
Administration

Department of Arts and Culture                3a      Freedom Park Trust

Department of Health                          3a      South African Medical Research Council

                                              3a      National Health Laboratory Service

Department of Labour                          3a      Sector Education and Training Authorities
                                                      (22 included in consolidation)

                                                      National Skills Fund

                                              3a      National Productivity Institute

Department of Social Development              3a      South African Social Security Agency

Department of Defence                          2      Armaments Corporation of South Africa

Department of Agriculture                     3a      Agricultural Research Council

Department of Communications                   2      South African Post Office Limited

Department of Environmental Affairs and       3a      South African National Parks
Tourism

                                              3a      Marine Living Resources Fund

                                              3a      South African Weather Service

                                              3a      SA National Biodiversity Institute

                                              3a      Greater St. Lucia Wetland Park Authority

                                              3a      South African Tourism Board

Department of Housing                         3a      National Home Builders Registration Council

Department of Minerals and Energy             3a      Council for Geoscience

                                              3b      Council for Mineral Technology

Department of Science and Technology          3a      Human Sciences Research Council

                                              3b      Council for Scientific and Industrial Research

                                              3a      National Research Foundation

Department of Trade and Industry              3b      SA Bureau of Standards

Department of Transport                       3a      South African National Roads Agency

                                               2      Airports Company of South Africa

Department of Water Affairs and Forestry      3b      Waterboards (15 included in consolidation)

                                              3a      Water Research Commission

                                               2      Trans-Caledon Tunnel Authority

                                                      Water Services Trading Account
----------------------------------------------------------------------------------------------------

NATIONAL BUDGET DATA VERSUS GFS RECOMMENDATIONS

As mentioned above, compilation of national budget data published in Annexure B is based on GFS guidelines. GFS principles are used for the classification of all transactions at detailed level. However, there are important differences in the final presentation of the data. This explains why the presentation of the government accounts in this publication differs from that published in the
Quarterly Bulletin of the Reserve Bank, which strictly adheres to GFS recommendations.

The differences between the National Treasury format and that of the Reserve
Bank is mainly in the structure of the account presented compared to that of the
GFS, as well as the use of different labelling for some items. However, due to the fact that the same basis of classification is used at

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the detailed level, it is possible to convert the South African Government tables into a GFS table with a very high degree of accuracy. This is useful for purposes of international comparison.

The most important structural difference is that the receipt and payments tables include both current and capital transactions in the South African reporting format. This is in variance to the GFS presentation of the government account, where current and capital transactions are presented in separate sub-accounts.

Differences in item labelling includes the following:

o    The South African presentation does not include any unclear terms such as other and miscellaneous.

o    The term grant is not used in South Africa. In the GFS, the term grant includes all (transfer) funds flowing from one level of government to another level. However, in the South African context, the majority of funds flowing to other levels of government are not appropriated as grants but are identified as direct charges on the National Revenue Fund and are therefore included under transfers.

o    More detail is provided on the various transfer categories in the South
     African presentation to enhance transparency and facilitate the monitoring process, especially on the payment side.

o    Finally, in the South African presentation, certain items are labelled more clearly than in the GFS version. For example, instead of using the term sales of goods and services for sales of goods and services produced by government, the label used in the South African presentation is simply sales of goods and services produced by a department. The intention is to enhance transparency and facilitate understanding of the various transaction categories.

NATIONAL BUDGET DATA VERSUS THE NATIONAL ACCOUNTS PRESENTATION

The SNA is a coherent, consistent and integrated set of macroeconomic accounts, balance sheets and tables based on a set of internationally agreed concepts, definitions, classifications and accounting rules. It provides a comprehensive accounting framework within which economic data can be compiled and presented in a format designed for economic analysis, decision taking and policy making. The national accounts are compiled for a succession of periods, thus providing a continuous flow of information for monitoring, analysis and evaluation of economic performance.

The SNA provides a framework for calculating GDP, gross national income (GNI), savings, capital formation and other key economic variables. National accounts data pertain to all resident units in a given economy, which is divided into five sectors. The government is one of these five sectors.

In the national accounts, entries are made to reflect the perspective of all resident economic units, whereas the government account reflects the government perspective only. This inevitably leads to some differences in the accounting frameworks for the national accounts and the government account. For example, own-account construction is recorded as payments for capital assets in the government account with a counter-entry to reflect the use of financial assets or incurrence of a financial liability to finance the transaction. In the national accounts, on the other hand, the recording of the transaction is not complete until entries have also been made to reflect the production of a capital asset and the input in the production process of the asset. The productive activity is shown as output in the national accounts. The input is compensation of employees and the goods and services used in the production process. The values for output and compensation of employees/goods and services can be derived from the government account for national accounts purposes, but are not directly shown in the financial statements of government. This implies that the values of compensation of employees and goods and services in the government account differ

210

                                                 Annexure D: Government accounts
--------------------------------------------------------------------------------

from compensation of employees and goods and services payable by government in the national accounts.

Indeed the government account is different in many ways from the national accounts framework, which provides the foundation for the statistics presented in Chapter 2. In addition, as discussed above, the government accounts used in
South Africa differs from the government account drawn up in the GFS. The most important differences are highlighted in Table D.2 below:

TABLE D.2 DIFFERENCES BETWEEN SOUTH AFRICAN REPORTING FORMAT AND GOVERNMENT
          STATISTICS IN THE 1993 SNA AND 2001 GFS

---------------------------------------------------------------------------------------------------------------------------
                        BUDGET DATA                       GFS                               SNA
---------------------------------------------------------------------------------------------------------------------------

Basis of reporting      Mainly cash basis; i.e. mainly    Accrual basis; i.e. including     Accrual.
                        cash transactions are included    all non-cash transactions, for
                        in the account. Thus, estimates   example remuneration in kind
                        for consumption of fixed          and consumption of fixed
                        capital and                       capital, In addition, the time
                        remuneration-in-kind are not      of recording reflects the
                        included in the account. In       underlying economic event, not
                        addition, the time of recording   the cash flow. For example,
                        reflects the cash flow. For       goods and services are recorded
                        example, goods and services are   when they are used in the
                        recorded when they are            production process, not when
                        purchased.                        they are purchased.
---------------------------------------------------------------------------------------------------------------------------
Compensation of         Does not include compensation     Does not include                  Includes compensation of
employees               of employees paid out to          compensation of employees         employees payable to government
                        government employees who are      payable to government             employees, who are engaged in
                        engaged in government             employees who are engaged in      government own-account
                        own-account construction in       government own-account            construction in association
                        association with a capital        construction in association       with a capital project.
                        project.                          with a capital project.
---------------------------------------------------------------------------------------------------------------------------
Goods and services      Does not include purchases of     Does not include the value of     Includes the value of goods
                        goods and services used in        goods and services used in        and services used in
                        connection with a capital         connection with a capital         connection with a capital
                        project within the context of     project within the context of     project within the context of
                        government own-account            government own-account            government own-account
                        construction.                     construction.                     construction.
---------------------------------------------------------------------------------------------------------------------------
Sales by government     This item is explicitly shown     This item is explicitly shown     This item is not shown anywhere
                        in the government account.        in the government account.        in the national accounts.
                                                                                            Instead it is used to estimate
                                                                                            final consumption by
                                                                                            government.
---------------------------------------------------------------------------------------------------------------------------
Output, final           These variables are not           These variables are not           These variables are explicitly
consumption, savings,   explicitly shown in the           explicitly shown in the           shown in the accounts.
disposable income       government account, but the       government account, but the       Estimates for these variables
                        account can be used as a          account can be used as a          have been made from data in the
                        framework to derive values for    framework to derive values        government account.
                        them.                             for them.
---------------------------------------------------------------------------------------------------------------------------

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212

                                                                               E

EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

BACKGROUND

Section 214(1) of the Constitution of South Africa requires that every year a
Division of Revenue Act determine the equitable division of nationally raised revenue between the three spheres of government. The Intergovernmental Fiscal
Relations Act (1997) reinforces section 214 of the Constitution by promoting cooperative governance on fiscal, budgetary and financial matters and by prescribing the process for determining the equitable sharing and allocation of revenue raised nationally. Sections 9 and 10(4) of the act set out the consultation process to be followed with the Financial and Fiscal Commission
(FFC), including the process of considering recommendations made with regard to the equitable division of nationally raised revenue.

This explanatory memorandum to the 2006 Division of Revenue Bill fulfils the requirement set out in section 10(5) of the Intergovernmental Fiscal Relations
Act that requires the Division of Revenue Bill to be accompanied by an explanatory memorandum detailing how the bill takes account of the matters listed in section 214(2) (a) to (j) of the Constitution, government's response to the recommendations of the Financial and Fiscal Commission, and any
assumptions and formulae used in arriving at the respective divisions among provinces and municipalities. The explanatory memorandum contains five parts:

o    Part 1 describes the division of resources between the three spheres of government

o    Part 2 sets out how the FFC's recommendations on the 2006 division of revenue have been taken into account

o    Part 3 explains the formula and criteria for the division of the provincial equitable share and for conditional grants to provinces.

o    Part 4 sets out the formula and criteria for the division of the local government equitable share and conditional grants between municipalities.

o    Part 5 summarises issues that will form part of subsequent reviews of provincial and local government fiscal frameworks.

This memorandum should be read with the Division of Revenue Bill. The Division of Revenue Bill and its underlying allocations are the culmination of extensive consultation processes between the three spheres of government. The Budget
Council and Budget Forum deliberated on the matters discussed in this memorandum at meetings held on 18 July 2005 and 13 October 2005. The approach to local government allocations was discussed with organised local government at several technical meetings with the South African Local Government Association (SALGA), culminating in a meeting of the Budget Forum (Budget Council plus SALGA) on 18
July 2005 and 13 October 2005. An extended Cabinet meeting, involving cabinet ministers, premiers of provinces and the chairperson of SALGA was held on 19
October 2005 and agreed on the final budget priorities and the division of revenue over the next three years.

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PART 1: THE 2006 DIVISION OF REVENUE

Taking into account government's spending priorities, the revenue-raising capacity and functional responsibilities of each sphere, inputs from various intergovernmental forums and the recommendations of the FFC, and excluding debt service costs, the total to be shared between the three spheres amounts to
R362,7 billion, R395,8 billion and R427,5 billion over each of the MTEF years.
The 2006 division of revenue seeks to strengthen the ability of provinces and municipalities to provide basic services and perform the functions allocated to them, and provide for their developmental and other needs. This year's division of revenue is framed in the backdrop of the accelerated and shared growth initiative. Further, the design of the equitable share formulae for both provincial and local governments are such that these spheres have desirable, stable and predictable revenue shares, and that economic and fiscal disparities that exist are addressed. Section 6 of the Division of Revenue Bill also ensures that the provincial and local governments are protected against any shocks should revenue shortfalls from nationally raised revenue arise.

GOVERNMENT'S POLICY PRIORITIES FOR THE 2006 MTEF

Government seeks, through the annual Budget, to redress the legacy of historical injustice, provide for the progressive realisation of basic social rights, address economic disparities, and ensure that future generations will enjoy the fruits of broad-based development and robust economic growth. Government's priorities over the medium term centre on promoting economic growth through an increase in the rate of productive investment in the economy; improving the quality of livelihoods for the marginalised by encouraging employment and enterprise development; maintaining a social security net while mobilising human resources and investing in community services; improving the state's capacity by enhancing public administration; and promoting international and regional partnerships for growth and development. To achieve these objectives the following form the core areas that the 2006 Budget will be supporting:

o    Education and the labour market: A core priority for the period ahead is to strengthen education and improve performance of the labour market.
     Investing in people and ensuring that skills development complements employment creation, are critical platforms on which to build future prosperity.

o    Targeted welfare services: Alongside an expanded income security net, shared growth must also involve targeted welfare services and stronger partnerships with non-governmental welfare organisations. Addressing the impact of HIV and AIDS, care of child-headed households and appropriate management of children in conflict with the law are among the social service priorities for the 2006 Budget.

o    Improving the built environment: Housing delivery needs to be accelerated, together with municipal capacity building and investment by both the public and the private sectors in improving the quality of life in poor neighbourhoods.

o    Investment in economic infrastructure: Economic infrastructure for a more rapidly growing economy includes power generation capacity, rehabilitation and expansion of road and rail transport networks, improved water resource management and modernisation of communications.

o    Industrial development and employment creation: Industrial development and employment creation will be boosted over the period ahead through several sectoral growth initiatives, improved spatial and intergovernmental planning and targeted research and technology investment. Small business development and more effective economic regulation are aimed in part at bridging the divide between the formal and informal sectors.

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o    Support for the integrated justice system: The challenge of reducing crime, improving the performance of courts and security services and improving safety on our roads remain key priorities for the years ahead.

o    Matters of national interest: South Africa continues to extend and deepen its diplomatic presence on the African continent and participation in various international forums. Defence modernisation and military skills development are prioritised for the 2006 Budget in line with South Africa's current and potential involvement in international affairs.

o    Strengthening service delivery capacity: Public administration reform is strongly focused on building local government capacity and improving training activities across the public service.

Table E.1 shows how the additional allocations are apportioned to the different priority areas across the three spheres of government.

TABLE E.1 2006 BUDGET PRIORITIES - ADDITIONAL MTEF ALLOCATIONS, 2006/07 -
2008/09

----------------------------------------------------------------------------------------------------
R MILLION                                                      2006/07   2007/08   2008/09    TOTAL
----------------------------------------------------------------------------------------------------

PROVINCIAL EQUITABLE SHARE                                       3 511     9 517    17 853    30 881
   includes school education, health care, welfare services,
   provincial roads, agriculture and economic development

EDUCATION, HEALTH AND WELFARE
Higher education and recapitalisation of FET institutions          350       750     1 300     2 400
Revitalisation of hospitals and forensic pathology services        340       554       657     1 551
Social grants and SA Social Security Agency administration         660       910     1 090     2 660
HOUSING AND COMMUNITY DEVELOPMENT
Housing grants                                                     800     1 200     1 500     3 500
Municipal infrastructure, transport and water schemes            1 180     1 470     3 100     5 750
Community libraries, cultural institutions, sports promotion       170       428       843     1 441
Neighbourhood development partnerships                              50       950     1 500     2 500
Soccer World Cup infrastructure                                    400     1 000     1 600     3 000
ECONOMIC INFRASTRUCTURE INVESTMENT
National roads and rail rehabilitation                             600     1 100     1 800     3 500
Gautrain rapid rail link                                         3 241     2 151     1 736     7 128
Industrial development zones and other infrastructure              445       790     1 050     2 285
INDUSTRIAL DEVELOPMENT, SCIENCE & TECHNOLOGY
Research and Development                                           285       430       640     1 355
Pebble Bed Modular Reactor & NECSA                                 650       120       110       880
Tourism promotion                                                   20        60       100       180
Regulatory capacity                                                199       187       214       600
JUSTICE AND CRIME PREVENTION
Courts administration and capacity                                 350       550       900     1 800
SA Police Service infrastructure and personnel                     509       962     2 095     3 566
INTERNATIONAL RELATIONS AND DEFENCE
Military skills development                                        100       200       300       600
Defence modernisation, IT and infrastructure                       691       940     1 430     3 061
Foreign Affairs capacity and African Renaissance Fund              229       320       367       916
PUBLIC ADMINISTRATION CAPACITY
Maintenance and investment in government accommodation             988     1 095     1 198     3 281
Municipal equitable share & Project consolidate                    563       730       967     2 260
National Treasury - SARS & financial management systems            420       680       840     1 940
Statistics SA                                                      168       123       274       565
Other adjustments                                                1 389     1 789     3 073     6 251
Less: Infrastructure announced in 2005 & savings                -2 922    -3 669    -5 102   -11 693
----------------------------------------------------------------------------------------------------
TOTAL POLICY ADJUSTMENTS                                        15 386    25 337    41 435    82 158
====================================================================================================

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FISCAL FRAMEWORK

Table E.2 presents medium-term macroeconomic forecasts for the 2006 Budget. It sets out the growth assumptions and fiscal policy targets on which the fiscal framework is based.

TABLE E.2 MEDIUM-TERM MACROECONOMIC ASSUMPTIONS, 2005/06 - 2008/09

------------------------------------------------------------------------------------------------
                                 2005/06              2006/07            2007/08         2008/09
                              2005      2006      2005      2006      2005      2006      2006
R BILLION                    BUDGET    BUDGET    BUDGET    BUDGET    BUDGET    BUDGET    BUDGET
------------------------------------------------------------------------------------------------

Gross domestic product      1 528,6   1 559,6   1 674,0   1 714,5   1 847,3   1 884,9   2 095,9
   Real GDP growth             4,1%      4,9%      3,9%      4,8%      4,4%      4,7%      5,3%
   GDP inflation               5,7%      4,6%      5,2%      5,4%      5,3%      5,7%      4,7%
------------------------------------------------------------------------------------------------
NATIONAL BUDGET FRAMEWORK
Revenue                       369,9     411,1     405,4     446,4     444,6     492,0     547,1
   Percentage of GDP          24,2%     26,4%     24,2%     26,0%     24,1%     26,1%     26,1%
Expenditure                   417,8     419,0     456,4     472,7     494,9     519,2     571,3
   Percentage of GDP          27,3%     26,9%     27,3%     27,6%     26,8%     27,5%     27,3%
Budget deficit                -47,9      -7,9     -51,0     -26,4     -50,3     -27,2     -24,2
   Percentage of GDP          -3,1%     -0,5%     -3,0%     -1,5%     -2,7%     -1,4%     -1,2%
------------------------------------------------------------------------------------------------

Table E.3 sets out the impact of policy decisions on the division of revenue.

TABLE E.3 DIVISION OF REVENUE BETWEEN SPHERES OF GOVERNMENT, 2002/03 - 2008/09

                           2002/03   2003/04   2004/05   2005/06   2006/07   2007/08   2008/09
R MILLION                            OUTCOME             REVISED      MEDIUM-TERM ESTIMATES
----------------------------------------------------------------------------------------------

National departments       129 297   148 142   168 018   196 429   214 964   233 996   254 495
Provinces                  107 317   122 673   137 836   154 528   176 679   196 351   217 481
   Equitable share          93 895   107 538   120 885    135292   150 753   167 701   187 100
   Conditional grants       13 422    15 135    16 951    19 237    25 926    28 649    30 382
Local government             8 102    11 581    13 837    16 859    26 532    30 503    35 575
   Equitable share           4 187     6 350     7 678     9 643    18 058    20 076    22 775
   Conditional grants        3 916     5 231     6 159     7 215     8 474    10 428    12 801
----------------------------------------------------------------------------------------------
NON-INTEREST ALLOCATIONS   244 717   282 396   319 690   367 816   418 176   460 850   507 552
   Percentage increase       13,7%     15,4%     13,2%     15,1%     13,7%     10,2%     10,1%
State debt cost             46 808    46 313    48 851    51 160    52 049    53 324    55 716
Contingency reserve             --        --        --        --     2 500     5 000     8 000
----------------------------------------------------------------------------------------------
MAIN BUDGET EXPENDITURE    291 525   328 709   368 541   418 976   472 725   519 174   571 268
   Percentage increase       10,9%     12,8%     12,1%     13,7%     12,8%      9,8%     10,0%
----------------------------------------------------------------------------------------------
Percentage shares
   National departments      52,8%     52,5%     52,6%     53,4%     51,4%     50,8%     50,1%
   Provinces                 43,9%     43,4%     43,1%     42,0%     42,3%     42,6%     42,8%
   Local government           3,3%      4,1%      4,3%      4,6%      6,3%      6,6%      7,0%
----------------------------------------------------------------------------------------------

Table E.4 shows how additional resources are divided among the three spheres of government. The new priorities and additional allocations are accommodated through reprioritisation and growth in the resource envelope.

TABLE E.4 CHANGES OVER BASELINE, 2006/07 - 2008/09

R MILLION               2006/07   2007/08   2008/09
---------------------------------------------------
National departments      6 303     9 436    14 742
Provinces                 7 791    13 352    21 806
Local government          8 292    10 549    13 887
---------------------------------------------------
ALLOCATED EXPENDITURE    22 386    33 337    50 435
===================================================

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Table E.5 sets out Schedule 1 of the Division of Revenue Bill, which reflects the legal division of revenue between the three spheres. In this division, the national share includes all conditional grants to the other two spheres in line with section 214(1) of the Constitution, and the provincial and local government allocations reflect their equitable shares only.

TABLE E.5 SCHEDULE 1 OF THE DIVISION OF REVENUE BILL, 2006/07 - 2008/09

                   2006/07   2007/08   2008/09

                  COLUMN A        COLUMN B
R MILLION       ALLOCATION   FORWARD ESTIMATES
----------------------------------------------
National(1,2)      303 914   331 397   361 393
Provincial         150 753   167 701   187 100
Local               18 058    20 076    22 775
----------------------------------------------
TOTAL              472 725    519174   571 268
==============================================

1.   National share includes conditional grants to provinces and local government, debt service cost and the contingency reserve.

2.   The direct charges for the provincial equitable share are netted out.

The 2006 Budget Review sets out in detail how the constitutional issues and government's priorities are taken into account in the 2006 division of revenue.
It focuses on the economic and fiscal policy considerations, revenue issues, debt and financing considerations and expenditure plan of government. Aspects of national, provincial and local government financing are discussed in some detail in chapters 6 and 7. For this reason, this memorandum should be read with the
2006 Budget Review.

PART 2: RESPONSE TO THE RECOMMENDATIONS OF THE FINANCIAL AND FISCAL COMMISSION

Section 214 of the Constitution and section 9 of the Intergovernmental Fiscal
Relations Act require the FFC to make recommendations in April every year, or soon after, on the division of revenue for the coming budget. The FFC complied with this obligation by tabling its submission entitled Annual Submission for the Division of Revenue 2006/07 in Parliament in April 2005. The FFC also submitted two supplementary proposals in December 2005. The first supplementary submission makes a recommendation on the development component of the local government equitable share formula. The second proposal deals with the financing of municipal health services.

This part of the explanatory memorandum complies with the Constitution and section 10 of the Intergovernmental Fiscal Relations Act by setting out how government has taken into account the FFC's recommendations when determining the division of revenue for the 2006 MTEF. The FFC proposals, although covering a broad range of issues, are divided into two main parts. The first part deals mainly with the division of revenue and focuses on the following areas:

o    It reviews the conditional grant system as it pertains to the national tertiary services and the health professions training and development grants;

o    It makes proposals on the financing of social welfare services now that the social security grant function has shifted to the national sphere.

o    It analyses the framework on the assignment of powers and functions in the intergovernmental system and outlines a number of unresolved issues in this regard.

o    It reviews the institutional and funding framework for housing.

o    It outlines the current policy, legislative, and funding framework for transport provision.

o    It makes proposals on the financing of municipal health services.

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2006 Budget Review
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o    It makes recommendations on the developmental component of the local government equitable share.

The second part is work in progress and deals with the FFC's work on learner support material, to which no response is provided at this stage.

REVIEW OF HEALTH CONDITIONAL GRANTS

FFC proposal on the national tertiary services grant

In relation to the national tertiary services grant (NTSG) the FFC recommends that government continue using the conditional grant mechanism to finance tertiary services. Most tertiary services and other specialised health services are currently provided in some, but not all provinces, and spill-over effects in relation to tertiary and other highly specialised health services are likely to persist in the short to medium term. The FFC also recommends that government clarify why the NTSG is only meant to compensate provinces for cross-boundary flows/referrals relating to level 3 (tertiary) health care services and not level 2 (secondary) health care services. The FFC further recommends that government develop a national policy framework that clearly defines the required minimum level of service for all hospital services, distinguishing clearly between the requirements for secondary and tertiary health care services. The framework should also indicate expected service levels, human resource requirements, financial and capital resource requirements, and the funding mechanism for the provision of tertiary and secondary health care services.

Government's response

Government agrees that the conditional grant mechanism should be retained for national tertiary services, as these and other highly specialised services are disproportionately spread across the country, and spillovers persist. However, government is of the view that the grant be reformed to accommodate the modernisation of tertiary services (MTS) proposals. Ultimately certain basic tertiary services (e.g. basic ophthalmology), once well established in all provinces, should shift to the equitable share.

This grant is not extended to level 2 (secondary) health services as it targets highly specialised tertiary services that require national planning. Level 2 health services are considered to be a function that all provinces should provide. Further, the extent of spillover of level 2 services is not known as the data to capture this is inadequate.

The recommendation that a national policy framework be developed that clearly defines the required minimum level of service for all hospital services, distinguishing clearly between the requirements for secondary and tertiary healthcare services, is supported, albeit within a clearly defined range.

FFC proposal on the health professions training and development grant

The FFC recommends that the Health Professions Training and Development Grant
(HTPDG) be kept as a conditional grant and that its framework be tightened to ensure that it is used only to fund accredited qualifications and training.

Government's response

Government agrees that the HTPDG should be retained as a conditional grant.
Further, government recognises the need for the grant to be redesigned to improve its efficiency and to make sure that it is used only to fund accredited qualifications and training.

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THE FINANCING OF SOCIAL WELFARE SERVICES

FFC proposal on the financing of social welfare services through the provincial equitable share

Anticipating the possible disjuncture between the national payment of social security grants and the provincial delivery of social welfare services, the FFC recommends that specific consideration be given to allocating funds to social welfare services in the provincial equitable share.

Government's response

Government agrees that financing of social welfare services should be augmented through the provincial equitable share and has made substantial allocations for the function over the next three years.

FFC proposal on the setting of norms and standards for the delivery of a defined minimum basket of social welfare services by provinces

The FFC recommends that government work faster to set the norms and standards for the delivery of a defined minimum basket of social welfare services by provinces. In particular, government should define the basket of social welfare services, and develop a rigorous, transparent and robust way of calculating the reasonable operating costs of efficient and effective social welfare services.
To ensure uniformity and compliance, government should set norms and standards informed by national legislation and policies, country level priorities and norms, while local needs, goals and anticipated outcomes should be reflected at the provincial level.

Government's response

Government supports the need to have a clearly defined basket of social welfare services, and norms and standards at which these should be delivered. Government is undertaking a study to clearly define this basket. This will apply especially to statutory services and will provide for provincial flexibility to deliver the services based on available resources, and in line with the provinces'
circumstances, given that these services are often delivered by NGOs.

FRAMEWORK FOR THE ASSIGNMENT OF POWERS AND FUNCTIONS IN SOUTH AFRICA'S
INTERGOVERNMENTAL SYSTEM

FFC proposal on the framework on the assignment of powers and functions to local government

The FFC recommends that the Department of Provincial and Local Government's framework on the assignment of powers and functions to local government and the instruments that give effect to the framework should be finalised as a matter of urgency.

In addition, an intergovernmental assignment framework that applies to all three spheres of government should be developed. This framework should seek to identify the location of powers and functions according to generally accepted intergovernmental fiscal principles as outlined in sections 41(1), 126, and 156 of the Constitution; ensure that agreement on funding arrangements is reached before a function is assigned; develop criteria for assessing whether a sphere of government has sufficient capacity to fulfil a function; and rationalise the institutional arrangements for assigning or delegating functions. In addition, monitoring capacity should be established in the national sphere of government to ensure that assignment and delegation processes are consistent with the intergovernmental framework for the assignment of functions.

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2006 Budget Review
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The FFC further recommends that for any function that may be assigned or delegated, government should develop a clear definition of that function, and develop norms and standards for that function, to understand service level responsibilities and concomitant funding implications.

Government's response

Government agrees that the framework on the assignment of powers and functions to local government and the instruments that give effect to it should be finalised as a matter of urgency. The current framework provides for the assignment of powers and functions to the local sphere only. Government supports the need to develop an intergovernmental assignment framework that applies to all three spheres. Such a framework should clearly define a function to be assigned, the roles and responsibilities of each party in such assignment and assess its concomitant funding implications. However, not every function lends itself to tightly defined norms and standards.

ASSESSMENT OF THE INSTITUTIONAL AND FUNDING FRAMEWORK FOR HOUSING DELIVERY

FFC proposals on housing delivery

The FFC proposals on the institutional and funding framework for housing delivery discuss steps to speed up service delivery; accreditation of municipalities; management of rental schemes; and alignment of new housing subsidies, municipal infrastructure and the local government equitable share to ensure the sustained delivery of basic services.

The FFC proposes that government address housing delivery bottlenecks to reduce underspending in provinces. It further proposes that where municipalities have the capacity to become accredited to administer housing programmes, government should ensure that funds are available to administer the function; consider the funding implications of any policy changes; and funding gaps, particularly in municipalities with weak capacity.

Rental housing for low-income earners is becoming a permanent feature of the housing programme. In this regard, the FFC proposes that a sustainable financial framework for the demand for rental housing schemes be developed.

Lastly, the FFC proposes that consideration be given to link new housing subsidies with the municipal infrastructure grant (MIG) and the equitable share formula to ensure that municipalities can deliver basic services to poor households.

Government's response

The speedy delivery of quality low-cost housing remains one of government's key developmental goals. Government fully supports the FFC's recommendation that all bottlenecks to reduce underspending in provinces be addressed. Government is providing technical assistance to provinces and municipalities to unblock stalled housing projects and fast-track emergency housing delivery. These interventions also aim to improve the built environment and to ensure sustainable human settlements. The accreditation of municipalities is one such intervention. Government agrees with the FFC that accreditation should be done in a manner that does not destabilise the financial viability of municipalities.
The Housing Act (1997) stipulates how such accreditation should take place.
However, given the process and requirements for accreditation, it is doubtful that municipalities with poor fiscal capacity would be considered for accreditation.

Government agrees that a sustainable financial framework for the ongoing demands for rental housing schemes should be developed. The new social housing policy provides this framework, while the 2006 Budget provides for the establishment of a social housing regulatory authority and social housing institutions to manage this portfolio.

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--------------------------------------------------------------------------------

Government supports the principle that increases in the housing conditional grant be matched by increases in the MIG and the local government equitable share. In the current budget, the housing conditional grant, MIG and the local government equitable share are growing on more or less the same trajectory.
However, it should be noted that the local government equitable share supports municipalities, particularly the poorer ones, to deliver free basic services, and that municipalities should augment these from their own resources. The proposed alignment may prove very difficult given the lag that exists between when a subsidy is approved and when a house is completed. Secondly, MIG does not target new housing only - it also funds the development of municipal infrastructure in existing housing settlements. Thirdly, MIG and the local government equitable share are pro-poor, and linking them to new subsidies would introduce a regressive element, since poor municipalities (with a lesser demand for housing) would not be receiving the funds needed to roll-out free basic services. It is thus clear that the important equity and fiscal capacity considerations purported by the FFC will not be achieved through alignment.

TRANSPORT FUNDING ISSUES

FFC proposal on transport funding issues

The FFC recommends that criteria and processes for classifying all roads and assigning each class of roads to the respective sphere of government or category of local government be developed as a matter of urgency. Further, it proposes that the length and condition of all roads, and the estimated expenditure needed for rehabilitation and maintenance, be assessed; and that government should develop a coherent funding framework for roads. This framework should consider the role of the provincial equitable share and existing provincial funding and the MIG.

The FFC also propose that government:

o    Consider the devolution of bus and taxi subsidies to municipalities where the capacity exists to manage these services.

o    Implement mechanisms to improve the efficiency of intermodal transport planning.

o    Address certain issues that need to be resolved for setting up transport authorities, including funding arrangements and how the authorities'
     governing bodies are constituted.

Government's response

Government agrees that the process of reclassifying roads and their assignment to the various spheres of government should be completed, a condition analysis of the road network should be undertaken, and that a funding framework for roads should be developed. A technical roads coordinating body is currently working on this.

Government has always held the view that the bus and taxi subsidies should be devolved to municipalities, and the newly established transport authorities are expected to play a key role in this process.

Government supports the proposal that mechanisms be put in place to improve the efficiency of intermodal transport planning.

DECENTRALISATION OF HEALTH CARE

FFC proposal on the decentralisation of health care

The FFC recommends that environmental health care be added to the list of basic services under the local government equitable share formula, and that a detailed
'environmental health care package' be developed.

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Government's response

Government agrees that environmental health care services should be included in the package of basic services funded through the local government equitable share. The 2006 Budget provides for the phasing in of environmental health care services until the estimated costs of providing the service are matched. At the same time, the basic component of the local government equitable share formula is adjusted to include environmental health care services in metropolitan and district municipalities.

On the need to develop an environmental health care package, government is of the view that its elements are adequately listed in the National Health Act
(2003).

DEVELOPMENT COMPONENT OF LOCAL GOVERNMENT EQUITABLE SHARE FORMULA

FFC proposal on the development component of equitable share formula

The FFC proposes that the development component not be incorporated in the local government equitable share formula as it will not result in an overall increase in the local government equitable share but will result in the realignment of the relative shares within the same envelope. The FFC is of the view that the developmental needs of local governments should be better accounted for by designing a formula that fully accounts for the full expenditure needs of local government. This will require:

o    Recognition that for municipalities to fully engage in stimulating local economic development, they need not provide four basic services, but additional services covering a wide array of public services such as all-weather road, street lights, and environmental health care, public transport, housing, etc.

o    Designing a process of "costing out" a full array of local services to ensure that the basic services and the development needs of municipalities are taken into account in the formula, and together account for the full expenditure needs of local government.

Government's response

Government agrees that the development component should not be included in the formula, as its inclusion will not result in an overall increase in the local government equitable share and may create unintended distortions in municipal equitable shares. Government also notes the FFC comments that the development needs of local governments would be better accounted for by designing a formula that fully accounts for the full expenditure needs of local government.
Government would welcome specific proposals from the FFC as to how this could be achieved.

PART 3: PROVINCIAL ALLOCATIONS

Sections 214 and 227 of the Constitution require that an equitable share of nationally raised revenue be allocated to the provincial sphere of government to enable the provinces to provide basic services and perform the other functions allocated to them.

PROVINCIAL EQUITABLE SHARE

The provincial equitable share allocation is the main source of revenue for funding provincial expenditure. The provincial equitable share is R150,8 billion in 2006/07, R167,7 billion in 2007/08, and R187,1 billion in 2008/09. The division of the equitable share allocation among provinces is done through an objective redistributive formula.

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--------------------------------------------------------------------------------

TABLE E.6 TOTAL TRANSFERS TO PROVINCES, 2006/07

                EQUITABLE   CONDITIONAL     TOTAL
R MILLION         SHARE        GRANTS     TRANSFERS
---------------------------------------------------
Eastern Cape       24 643         2 810      27 453
Free State          9 595         1 687      11 282
Gauteng            23 362         8 744      32 106
KwaZulu-Natal      32 052         3 965      36 018
Limpopo            20 616         1 996      22 612
Mpumalanga         11 227         1 208      12 435
Northern Cape       3 452           916       4 367
North West         12 347         1 653      13 999
Western Cape       13 459         2 948      16 407
---------------------------------------------------
Total             150 753        25 926     176 679
===================================================

The equitable share formula

The equitable share formula is reviewed and updated every year for new data, taking account the recommendations of the FFC. For the 2006 Budget the formula was updated for data and the weights remained unchanged. The formula (Table E.7)
consists of four main components and two smaller elements, which capture the relative demand for services between provinces and take into account particular provincial circumstances:

o    An education share (51 per cent) based on the size of the school-age population (ages 5-17) and the average number of learners (Grade R to 12)
     enrolled in public ordinary schools for the past three years

o    A health share (26 per cent) based on the proportion of the population with and without access to medical aid

o    A basic share (14 per cent) derived from each province's share of the national population

o    An institutional component (5 per cent) divided equally between the provinces

o    A poverty component (3 per cent) reinforcing the redistributive bias of the formula

o    An economic output component (1 per cent) based on GDP by region (GDP-R)
     data.

TABLE E.7 DISTRIBUTING THE EQUITABLE SHARE, PERCENTAGES BY PROVINCE

                EDUCATION   HEALTH   BASIC SHARE   POVERTY   ECONOMIC   INSTITU-   TARGET
PERCENTAGE                                                   ACTIVITY    TIONAL    SHARES
-----------------------------------------------------------------------------------------

Weighting            51,0     26,0          14,0       3,0        1,0        5,0    100,0
-----------------------------------------------------------------------------------------
Eastern Cape         17,4     15,3          14,4      21,0        8,1       11,1     16,1
Free State            5,8      6,1           6,1       7,1        5,5       11,1      6,2
Gauteng              13,8     17,7          19,8      11,2       33,0       11,1     15,6
KwaZulu-Natal        22,8     21,7          20,9      23,1       16,5       11,1     21,6
Limpopo              15,1     12,7          11,8      17,1        6,5       11,1     13,8
Mpumalanga            7,6      7,2           7,0       6,6        7,0       11,1      7,5
Northern Cape         1,7      1,8           1,8       2,1        2,4       11,1      2,2
North West            7,7      8,4           8,2       8,0        6,5       11,1      8,1
Western Cape          8,2      9,2          10,1       3,8       14,5       11,1      8,8
-----------------------------------------------------------------------------------------
Total               100,0    100,0         100,0     100,0      100,0      100,0    100,0
=========================================================================================

Table E.7 shows the structure and distribution of shares by component. The components of the formula are neither indicative budgets nor guidelines as to how much should be spent on those functions. Rather, the education and health components are weighted broadly in line with

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expenditure patterns to provide an indication of relative need for the purpose of allocating funds. Provincial executive councils have discretion regarding the determination of departmental allocations for each function, taking into account the priorities that underpin the division of revenue.

The phasing-in of the formula

The formula has been updated for the latest available data, which results in shifts in individual provincial equitable shares. To avoid disruptive adjustments in provincial allocations and to ensure stability in provincial budgets, government agreed to phase in the impact of the new formula over the next three years, from 2006/07 to 2008/09, as shown in Table E.8.

TABLE E.8 PHASING IN THE EQUITABLE SHARE, 2005/06 - 2008/09

                  2005/06     2006/07   2007/08          2008/09
PERCENTAGE      BASE SHARES             3-YEAR PHASING
----------------------------------------------------------------
Phasing            Year 1      Year 2    Year 3           Year 4
----------------------------------------------------------------
Eastern Cape         16,5        16,4      16,2             16,1
Free State            6,4         6,4       6,3              6,2
Gauteng              15,5        15,5      15,6             15,6
KwaZulu-Natal        21,1        21,2      21,4             21,6
Limpopo              13,7        13,7      13,7             13,8
Mpumalanga            7,4         7,4       7,5              7,5
Northern Cape         2,3         2,3       2,3              2,2
North West            8,2         8,2       8,1              8,1
Western Cape          8,9         8,9       8,9              8,8
----------------------------------------------------------------
TOTAL               100,0       100,0     100,0            100,0
================================================================

Education component

The education component is assigned a weight of 51 per cent of the equitable share formula. This weight is derived from average provincial spending on education in total provincial spending for the past three years excluding conditional grants. The education component is intended to enable provinces to fund school education, which accounts for roughly 80 per cent of provincial education spending. For the 2005 MTEF, government decided that the new formula should use the school-age population (5 to 17 years) and enrolment elements to reflect the relative demand for education, with each element assigned a weight of 50 per cent. Table E.9 shows the weighted target shares for the 2006 MTEF after updating the education component for new data.

TABLE E.9 CALCULATION OF EDUCATION COMPONENT

                     2005/06               2006 MEDIUM-TERM ESTIMATES
                    WEIGHTED       ENROLMENT   SCHOOL-AGE    WEIGHTED TARGET
                SHARE PERCENTAGE                 (5-17)     SHARE PERCENTAGE
THOUSANDS
----------------------------------------------------------------------------
Weighting                             1           1
----------------------------------------------------------------------------
Eastern Cape           17,4           2 113       2 219            17,4
Free State              5,8             697         760             5,8
Gauteng                13,9           1 659       1 786            13,8
KwaZulu-Natal          22,8           2 744       2 946            22,8
Limpopo                14,9           1 850       1 915            15,1
Mpumalanga              7,6             921         969             7,6
Northern Cape           1,7             203         222             1,7
North West              7,7             897       1 021             7,7
Western Cape            8,2             960        1095             8,2
----------------------------------------------------------------------------
TOTAL                 100,0          12 044      12 933           100,0
============================================================================

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Health component

The health component is assigned a weight of 26 per cent of the equitable share formula. This weight is derived from average provincial spending on health in total provincial spending for the past three years excluding conditional grants.
The health component (Table E. 10) addresses the need for provinces to deliver health care. As all citizens are eligible for health services, the provincial shares of the total population form the basis for the health share. Within the health component, people without medical aid are assigned a weight four times the weight of those with medical aid, on the grounds that the former group is likely to use public health care more. The proportions of the population with and without medical aid are taken from the 2002 and 2003 General Household
Surveys (GHS) and applied to average total population derived from the 2001
Census and the 2002 and 2003 GHS figures.

TABLE E.10 CALCULATION OF HEALTH COMPONENT

                    WITH        WITHOUT     WEIGHTED SHARE
THOUSANDS       MEDICAL AID   MEDICAL AID     PERCENTAGE
----------------------------------------------------------
Weighting             1             4
----------------------------------------------------------
Eastern Cape            629        24 057         15,3
Free State              416         9 397          6,1
Gauteng               2 295        26 363         17,7
KwaZulu-Natal         1 040        34 079         21,7
Limpopo                 373        20 116         12,7
Mpumalanga              391        11 187          7,2
Northern Cape           131         2 790          1,8
North West              455        13 167          8,4
Western Cape          1 181        13 770          9,2
----------------------------------------------------------
TOTAL                 6 912       154 926        100,0
==========================================================

Poverty component

A poverty component is assigned a weight of 3 per cent and provides some degree of redistribution within the formula. The poor population is defined as those whose incomes fall in quintiles 1 and 2 based on the 2000 Income and Expenditure
Survey. Each province's share is then expressed as the percentage of the "poor"
population residing in that province, where the population figure is the average population from the census 2001 and the 2002 and 2003 GHS. Table E.11 shows the new shares of the poverty component.

TABLE E.11 CALCULATION OF POVERTY COMPONENT

                IES SURVEY 2000   BASIC COMPONENT    POVERTY       WEIGHTED
                    (Q1+Q2)            VALUE        INDEX(1)   SHARE PERCENTAGE
THOUSANDS          PERCENTAGE
-------------------------------------------------------------------------------
Eastern Cape          56,4              6 614          3 732         21,0
Free State            45,7              2 778          1 270          7,1
Gauteng               21,9              9 051          1 982         11,2
KwaZulu-Natal         43,0              9 576          4 113         23,1
Limpopo               56,3              5 402          3 041         17,1
Mpumalanga            36,9              3 188          1 175          6,6
Northern Cape         44,0                839            369          2,1
North West            37,9              3 748          1 422          8,0
Western Cape          14,6              4 610            671          3,8
-------------------------------------------------------------------------------
TOTAL                100,0             45 807         17 635        100,0
===============================================================================

(1.) IES Survey 2000 (Q1% + Q2%) multiply by Basic Component value.

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Economic activity component

The economic activity component is a proxy for provincial tax capacity and is assigned a weight of 1 per cent. Table E.12 shows the new target shares for the economic activity component based on the 2001 GDP-R data.

TABLE E.12 ECONOMIC ACTIVITY SHARES

                                                      2006 MEDIUM-TERM ESTIMATES
PERCENTAGE                                                   GDP-R, 2003
--------------------------------------------------------------------------------
Eastern Cape                                                      8.1
Free State                                                        5.5
Gauteng                                                          33.0
KwaZulu-Natal                                                    16.5
Limpopo                                                           6.5
Mpumalanga                                                        7.0
Northern Cape                                                     2.4
North West                                                        6.5
Western Cape                                                     14.5
--------------------------------------------------------------------------------
TOTAL                                                           100.0
================================================================================

Institutional component

The institutional component recognises that some costs associated with running a provincial government, and providing services, are not directly related to the size of a province's population. It is therefore distributed equally between provinces, as was the case in the previous formula. It constitutes 5 per cent of the total equitable share, of which each province gets 11,1 per cent.

Basic component

The basic component is derived from each province's share of the total population of the country and is assigned a weight of 14 per cent. The average population of the 2001 Census and the 2002, 2003 and 2004 GHS determines this component. The inclusion of GHS population estimates ensures that population data used in the formula is not very outdated. Table E.13 shows the new weighted target share.

TABLE E.13 BASIC COMPONENT SHARES

                POPULATION            GENERAL HOUSEHOLD          AVERAGE(1)    WEIGHTED
                   2001                    SURVEY                               SHARE
THOUSANDS         CENSUS     JULY 2002   JULY 2003   JULY 2004                PERCENTAGE
----------------------------------------------------------------------------------------

Eastern Cape       6 437       6 483       6 505       7 030        6 614         14,4
Free State         2 707       2 719       2 741       2 947        2 778          6,1
Gauteng            8 837       9 077       9 443       8 848        9 051         19,8
KwaZulu-Natal      9 426       9 531       9 765       9 581        9 576         20,9
Limpopo            5 274       5 313       5 415       5 608        5 402         11,8
Mpumalanga         3 123       3 178       3 252       3 200        3 188          7,0
Northern Cape        823         819         818         897          839          1,8
North West         3 669       3 721       3 799       3 801        3 748          8,2
Western Cape       4 524       4 612       4 757       4 547        4 610         10,1
----------------------------------------------------------------------------------------
TOTAL             44 820      45 453      46 495      46 459       45 807        100,0
========================================================================================

(1.) Average of 2001 Census Population and Population of General Household
     Surveys of 2002, 2003 and 2004.

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CONDITIONAL GRANTS TO PROVINCES

There are two types of provincial conditional grants, classified as Schedule 4 and 5 grants. Governance arrangements for the two types differs, as Schedule 4 grants are more general grants that supplement various programmes also funded by the province, such as infrastructure and central hospitals. Transfer and spending accountability arrangements differ, as more than one national or provincial department may be responsible for different outputs expected from the grant, so accountability is broader and more comprehensive, and related to entire programmes rather than specific projects. Schedule 5 grants are specific conditional grants, with specific responsibilities for both the transferring and receiving provincial accounting officers.

Changes to conditional grant framework

A major change in the provincial fiscal framework for the 2006 MTEF is the shift of the social security grant function from the provincial to the national sphere of government. The South African Social Security Agency (SASSA) is now in a
position to fully administer the social assistance function. From 1 April 2006, social security assistance will no longer be administered as a conditional grant but will be funded from SASSA through the Department of Social Development.

To streamline the delivery of programmes, government agreed to further rationalise the conditional grant system:

o    The programmes funded through the integrated social development and HIV and
     AIDS grants administered by the Department of Social Development, and the
     integrated nutrition grant administered by the Department of Health, are from 1 April 2006, funded through the provincial equitable share.

o    The human settlement and redevelopment grant, administered by the
     Department of Housing, is phased into the integrated housing and human settlement development grant to enable government to deliver on its comprehensive housing strategy in a systematic way.

o    The hospital management and quality improvement grant, which facilitates management development and financial management capacity, is phased into the hospital revitalisation grant.

Table E.14 provides a summary of conditional grants by sector and province for
2006/07.

TABLE E.14 CONDITIONAL GRANTS TO PROVINCES, 2006/07

                AGRICUL-   EDUCATION   HEALTH   HOUSING   NATIONAL     SPORT &    TRANSPORT    TOTAL
                 TURE(1)                                  TREASURY   RECREATION
R MILLION                                                               SA
----------------------------------------------------------------------------------------------------

Eastern Cape          64         320      905       762        742           17          --    2 810
Free State            28         103      780       523        243           10          --    1 687
Gauteng               18         226    3 077     1 758        408           17       3 241    8 744
KwaZulu-Natal         62         362    1 601     1 048        870           21          --    3 965
Limpopo               58         267      406       521        729           15          --    1 996
Mpumalanga            32         127      300       421        317           10          --    1 208
Northern Cape         22          42      539       105        202            6          --      916
North West            45         135      495       613        354           11          --    1 653
Western Cape          24         130    1 930       599        253           12          --    2 948
----------------------------------------------------------------------------------------------------
TOTAL                353       1 713   10 033     6 350      4 118          119       3 241   25 926
====================================================================================================

(1.) Includes Land Affairs.

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More detailed information, including the framework and formula for each grant, is provided in Appendix E1 of the Division of Revenue Bill. The frameworks provide the conditions for each grant, the outputs expected, the allocation criteria used for dividing the grant between provinces, the audit outcome in
2004/05 and any other material issues to be addressed. Table E.15 presents a summary of all the conditional grants listed in Schedules 4 and 5 of the bill for the 2006 MTEF.

TABLE E.15 CONDITIONAL GRANTS TO PROVINCES, 2005/06 - 2008/09

R MILLION                                                 2005/06   2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------

AGRICULTURE                                                   410       345       462       484
   Agricultural disaster management grant                     120        --        --        --
   Comprehensive agricultural support programme grant         250       300       415       435
   Land care programme grant: poverty relief and               40        45        47        49
   infrastructure development
EDUCATION                                                   1 248     1 713     1 900     2 195
   Further education and training college sector               --       470       595       795
   recapitalisation grant
   HIV and AIDS (life skills education) grant                 136       144       152       162
   National school nutrition programme grant                1 112     1 098     1 153     1 238
HEALTH                                                      8 907    10 033    10 721    11 343
   Comprehensive HIV and AIDS grant                         1 150     1 567     1 646     1 735
   Forensic pathology services grant                          271       525       551       467
   Health professions training and development grant        1 520     1 520     1 596     1 676
   Hospital revitalisation grant                            1 256     1 440     1 707     1 983
   National tertiary services grant                         4 709     4 981     5 221     5 482
HOUSING                                                     4 868     6 350     7 938     8 721
   Integrated housing and human settlement development      4 868     6 350     7 938     8 721
   grant
LAND AFFAIRS                                                    8         8        --        --
   Land distribution: Alexandra urban renewal project           8         8        --        --
   grant
NATIONAL TREASURY                                           3 731     4 118     5 324     5 697
   Provincial infrastructure grant                          3 731     4 118     5 324     5 697
PROVINCIAL AND LOCAL GOVERNMENT                                41        --        --        --
   Disaster relief grant                                       41        --        --        --
SPORT AND RECREATION SOUTH AFRICA                              24       119       154       205
   Mass sport and recreation participation programme           24       119       154       205
   grant
TRANSPORT                                                      --     3 241     2 151     1 736
   Gautrain rapid rail link                                    --     3 241     2 151     1 736
-----------------------------------------------------------------------------------------------
TOTAL                                                      19 237    25 926    28 649    30 382
===============================================================================================

Agriculture grants

The land care programme is allocated R140 million over the next three years.
This programme promotes sustainable use and management of natural resources by encouraging and empowering communities to take responsibility for the management of resources to support food security and job creation through increased productivity. Other objectives of this grant relate to taking care of resources such as water, soil and land.

The comprehensive agriculture support programme (CASP) is allocated R300 million, R415 million and R435 million over the MTEF years to promote and facilitate agricultural development to farmers benefiting from the land reform programme. The programme seeks to provide management, capacity building and business development support to emerging farmers. In addition, the programme aims to further expand farm infrastructure for dipping, fencing, and the rehabilitation of irrigation schemes.

228

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--------------------------------------------------------------------------------

Education grants

The national school nutrition programme seeks to improve nutrition of poor school children and to enhance active learning capacity and improve attendance in schools. The programme targets about 16 000 schools in poor communities at which about 5,5 million learners will be fed for approximately 156 school days.
The programme is allocated R1,1 billion in 2006/07, R1,2 billion in 2007/08 and
R1,2 billion in 2008/09.

The FET recapitalisation grant is introduced in 2006/07 to fund the recapitalisation of further education and training institutions in order to equip them to provide more appropriate courses that facilitate the modernisation of skills critical to the needs of the economy. The recapitalisation targets the rehabilitation of infrastructure (modernisation of equipment and facilities), improved governance and administration, and greater curriculum flexibility. The grant is allocated R470 million in 2006/07, R595 million in 2007/08 and R795 million in 2008/09.

The HIV and AIDS (life skills) programme grant provides care and support to children infected and affected by HIV and AIDS. In addition, the grant is spent on the provision of life skills training, sexuality and HIV and AIDS education in primary and secondary schools. The grant is allocated R144 million in
2006/07, R152 million in 2007/08 and R162 million in 2008/09. The programme is now fully integrated into the school system, with learner and teacher support material provided for grades 1 to 9.

Health grants

The national Department of Health administers the greatest number of conditional grants. The department also has responsibility for the largest grants, five of which comprise 38,7 per cent of total conditional grants and 5,7 per cent of national transfers to provinces. Health grants are R10 billion in 2006/07, R10,7 billion in 2007/08 and R1 1,3 billion in 2008/09.

The national tertiary services grant (NTSG) (schedule 4 grant) is allocated R4,9 billion in 2006/07, R5,2 billion in 2007/08 and R5,5 billion in 2008/09, to fund national tertiary services delivered in 27 hospitals across the nine provinces, and to ensure equitable access to a minimum level of tertiary health services.
These services tend to be concentrated in larger cities such as Johannesburg,
Pretoria, Cape Town, Durban and Bloemfontein. Consequently, the Western Cape and
Gauteng receive 63,6 per cent of the grant as they provide the largest proportion of these high-level, sophisticated services for the benefit of the health sector countrywide. Government is reviewing its long-term vision for such hospitals and for tertiary services, their distribution between provinces, the restructuring required to effect transformation, and the link between financing of academic hospitals and university medical faculties. This vision will be finalised through the Modernisation of Tertiary Services Project, which is examining a 10-year framework for future provision of highly specialised services.

The health professions training and development grant (HPTD) compensates provinces for their role in supporting teaching and training of health science students. It enables the shifting of teaching activities from central to regional and district hospitals. It is allocated R1,5 billion in 2006/07, R1,6 billion in 2007/08 and R1,7 billion in 2008/09.

The hospital revitalisation grant plays a key role in transforming and modernising infrastructure and equipment in hospitals. It funds the upgrading and replacement of hospital infrastructure and focuses primarily on projects in which an entire hospital is upgraded. The grant also includes a component aimed at improving systems for medical equipment. The hospital management and quality improvement grant which facilitates a range of management development initiatives, including personnel, and procurement delegations and financial management capacity, is phased into the Hospital Revitalisation Grant.

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The comprehensive HIV and AIDS grant enables the health sector to develop a specific response to HIV and AIDS. The grant supports, in addition to HIV and
AIDS prevention programmes, specific interventions that include voluntary counselling and testing, prevention of mother-to-child transmission, post-exposure prophylaxis and home-based care. The grant is allocated R1,6 billion in 2006/07, R1,6 billion in 2007/08 and R1,7 billion in 2008/09.

Housing grants

Government approved a comprehensive housing strategy to speed up housing delivery and develop sustainable human settlements. To streamline the funding for housing development, the housing subsidy grant, which provides subsidies for low-income housing, and the human settlement redevelopment grant, which funds projects that aim to address dysfunctional human settlements, have been subsumed into the integrated housing and human settlements grant.

To implement the comprehensive housing strategy, R2 billion is added to the new integrated housing and human settlement redevelopment grant over the next three years. The is allocated R6,4 billion in 2006/07, R7,9 billion in 2007/08 and
R8,7 billion in 2008/09.

A major change expected over the medium term relates to the accreditation of municipalities in terms of the Housing Act (1997). Municipalities, particularly the ones with sufficient capacity, will be encouraged to apply for accreditation.

Land Affairs grants

The land redistribution: Alexandra urban renewal project grant contributes to the purchase of land for the relocation and settlement of Alexandra residents and other qualifying beneficiaries. The grant is allocated R8 million in
2006/07, after which it is phased out.

National Treasury grants

In line with government's commitment to sustain social and economic infrastructure investment in provinces, R1 billion is added to the provincial infrastructure grant bringing its allocation over the next three years to R15,1 billion. The grant is allocated R4,1 billion in 2006/07, R5,3 billion in 2007/08 and R5,7 billion in 2008/09. The growth in this grant enables government to direct funds to provinces with large backlogs, without neglecting provinces that have inherited higher levels of infrastructure. Provinces are expected to use these funds mainly for rehabilitation and construction of roads, schools and health facilities, and to address infrastructure needs for rural development focusing on agriculture. Since this is a Schedule 4 grant, provincial treasuries administer the grant and allocations are made to line departments. To deal effectively with backlogs, the provincial division has been effected using a combination of the equitable share formula, a roads element and a backlog component.

Sports and Recreation grants

The Department of Sport and Recreation is allocated R119 million in 2006/07,
R154 million in 2007/08 and R205 million in 2008/09 to promote mass participation by historically disadvantaged communities in a selected number of development sporting activities.

Transport grant

The Department of Transport is allocated R3,2 billion in 2006/07, R2,1 billion in 2007/08 and R1,7 billion in 2008/09 as national government's contribution to the construction phase of the Gautrain rapid rail project.

230

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--------------------------------------------------------------------------------

PART 4: LOCAL GOVERNMENT FISCAL FRAMEWORK AND ALLOCATIONS

THE LOCAL GOVERNMENT FISCAL FRAMEWORK

In 2004, the local government fiscal framework was subjected to a two-part review. The first part was completed and saw the introduction of a new equitable share formula on 1 April 2005. The second part is still under way and covers matters pertaining to local government taxes, among other things. In exercising their revenue powers, it is important that municipalities do so in a manner that does not impact materially on national macroeconomic policy imperatives, such as inflation targeting. Legislation will be prepared in 2006 to deal with the abolition of the RSC levies from 1 July 2006.

Further work will inter alia focus on an assessment of the impact and implementation of the new property rates legislation, the alignment between the functional and fiscal division of powers and functions between Category B
(local) and Category C (district) municipalities, and other related matters that affect the local government fiscal framework, such as the restructuring of the electricity distribution industry.

In preparation for the local government elections in March this year, the
Demarcation Board completed the delimiting of municipal wards, while cross-boundary municipalities have been eradicated. The local government equitable share formula and the MIG allocations have been updated to reflect changes in population, poverty and service delivery indicators arising from this.

NATIONAL TRANSFERS TO LOCAL GOVERNMENT

National allocations to local government (Table E.3) grow from a revised allocation of R16,9 billion in 2005/06 to R26,5 billion in 2006/07, R30,5 billion in 2007/08 and R35,6 billion by the end of the MTEF in 2008/09. Table
E.3 indicates that the share of nationally raised revenue for local government rises from 4,6 per cent in 2005/06 to 7,0 per cent in 2008/09. The sharp rise is mainly due to the R7 billion, R8 billion and R9 billion added to compensate local government for RSC levies.

All grants to municipalities are published to enable them to plan fully for their coming 2006/07 budgets, and to promote better accountability by ensuring that all national allocations are included in municipal budgets. The allocations are published for both the national and municipal financial years. The allocation in terms of the national financial year serves as the legal appropriation requirement for national and provincial transferring departments.
The allocations in terms of the municipal financial year facilitate proper reconciliation for audit purposes. From the 2006/07 financial year, the equitable share allocations for the national and municipal financial year are aligned and payments will be made in three tranches within the municipal financial year.

THE LOCAL GOVERNMENT EQUITABLE SHARE

The equitable share allocation to the local sphere of government takes account of the fiscal capacity, fiscal efficiency, developmental needs, extent of poverty and backlogs in municipalities, to the extent that such information is available. Table E.16 shows that the equitable share increases by R9,6 billion from the 2005/06 to R22,8 billion in 2008/09.

                                                                             231

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TABLE E.16 NATIONAL TRANSFERS TO LOCAL GOVERNMENT, 2002/03 - 2008/09

                                       2002/03   2003/04   2004/05   2005/06   2006/07   2007/08   2008/09
R MILLION                                        OUTCOME             REVISED      MEDIUM-TERM ESTIMATES
----------------------------------------------------------------------------------------------------------

DIRECT TRANSFERS TO LOCAL GOVERNMENT
EQUITABLE SHARE AND RELATED              4 230     6 623     7 811     9 808    18 558    20 626    23 375
Equitable Share(1)                       4 187     6 350     7 678     9 643    18 058    20 076    22 775
Water and Sanitation Operating              43       273       133       165       500       550       600
INFRASTRUCTURE                           3 472     4 102     5 258     6 302     7 225     9 129    11 801
Municipal Infrastructure Grant           1 865     2 442     4 440     5 436     6 265     7 149     8 053
Public Transport Infrastructure             --        --        --       242       519       624     1 790
and Systems
Local Neighbourhood                         --        --        --        --        50       950     1 500
Development Partnership Grant
National Electrification                   225       245       196       313       391       407       458
Programme
Implementation of Water                    999     1 022       208        --        --        --        --
Services Projects
Disaster Relief                             --        --       280       311        --        --        --
Poverty Relief Funds and other(2)          383       393       134        --        --        --        --
CURRENT TRANSFERS                          400       856       768       749       749       749       400
Restructuring Grant                        151       494       388       350       350       350        --
Financial Management Grant                 155       211       198       199       199       199       200
Municipal Systems Improvement               94       151       182       200       200       200       200
Grant
----------------------------------------------------------------------------------------------------------
SUB TOTAL DIRECT TRANSFERS(3)            8 102    11 581    13 837    16 859    26 532    30 503    35 575
----------------------------------------------------------------------------------------------------------
INDIRECT TRANSFERS TO LOCAL
GOVERNMENT
Water and Sanitation Operating             656       817       819       904       491       490       531
National Electrification Programme         740       796       819       863       977     1 016     1 143
----------------------------------------------------------------------------------------------------------
SUB TOTAL INDIRECT TRANSFERS             1 396     1 613     1 638     1 767     1 468     1 506     1 673
----------------------------------------------------------------------------------------------------------
TOTAL                                    9 498    13 194    15 474    18 626    28 000    32 010    37 249
==========================================================================================================

(1.) Includes main local government equitable share, replacement of RSC levies and special support for councillor remuneration.

(2.) Includes phasing out of poverty relief grants and Urban Transport Fund.

(3.) Reflects local government's share of the division of revenue.

Equitable share formula

The structure and components of the formula are summarised in the text box below:

--------------------------------------------------------------------------------
           STRUCTURE OF THE LOCAL GOVERNMENT EQUITABLE SHARE FORMULA

                          GRANT = BS + D + I - R +/- C

                                      where

                BS is the basic services component

                D is the development component

                I is the institutional support component

                R is the Revenue Raising Capacity Correction and

                C is a correction and stabilisation factor.
--------------------------------------------------------------------------------

232

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--------------------------------------------------------------------------------

The basic services component

Municipalities are expected to provide water, sanitation, electricity, refuse removal and other basic services. The purpose of the basic services component is to enable municipalities to provide basic services and free basic services to poor households. For each of the subsidised basic services there are two levels of support: a full subsidy for those households that actually receive services from the municipality, and a partial subsidy for unserviced households, currently set at a third of the cost of the subsidy to serviced households.

The characteristics of the basic services component are:

o    Supporting only poor households earning less than R800 per month

o    Distinguishing between poor households provided with services and those provided with lesser or no services

o    Recognising water reticulation, sanitation, refuse removal and electricity reticulation as the core services

o    As from 1 April 2006, environmental health care services are included as a basic service. Since environmental health by its nature is delivered to all individuals in a municipality, this subcomponent is calculated on all households, not only the poor ones.

--------------------------------------------------------------------------------
                          THE BASIC SERVICES COMPONENT

   BS=[WATER SUBSIDY 1*POOR WITH WATER + WATER SUBSIDY 2*POOR WITHOUT WATER] +
     [SANITATION SUBSIDY 1*POOR WITH SANITATION + SANITATION SUBSIDY 2*POOR
                              WITHOUT SANITATION] +
  [REFUSE SUBSIDY 1*POOR WITH REFUSE + REFUSE SUBSIDY 2*POOR WITHOUT REFUSE] +
    [ELECTRICITY SUBSIDY 1*POOR WITH ELECTRICITY + ELECTRICITY SUBSIDY 2*POOR
                             WITHOUT ELECTRICITY] +
          [ENVIRONMENTAL HEALTHCARE SUBSIDY*TOTAL NUMBER OF HOUSEHOLDS]
--------------------------------------------------------------------------------

The institutional support component

The institutional support component is particularly important for poor municipalities, which often are unable to raise sufficient revenue to fund the basic costs of administration and governance. Such funding gaps make it impossible for poor municipalities to provide basic services to all their residents, clients and businesses. The component supplements the funding of a municipality for administrative and governance costs, but does not fully fund the entire administration and governance cost of a municipality; this remains the primary responsibility of each municipality.

--------------------------------------------------------------------------------
                           THE INSTITUTIONAL COMPONENT

      There are two elements to the institutional component: administrative capacity and local electoral accountability - the grant therefore is as follows:

     I = BASE ALLOCATION + [ADMIN SUPPORT * POPULATION] + [COUNCIL SUPPORT
                               * NUMBER OF SEATS]

                    Where the values used in the formula are:

             I = R350 000 + [R1*POPULATION] + [R36 000* COUNCILLORS]
--------------------------------------------------------------------------------

The "base allocation" is an amount that will go to every municipal structure
(except for a district management area). The second term of this formula recognises that costs go up with population. The third term is a contribution to the cost of maintaining councillors for the legislative and

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oversight role. The number of "seats" that will be recognised for purposes of the formula is determined by the Minister for Provincial and Local Government.

The I component for the 2006 MTEF takes into account all changes that may occur when new councils take over after the local government elections to be held later this year, e.g. the new number of council seats per municipality.

The local government budget framework makes provision for a revised remuneration framework for councillors. The elements of the revised remuneration framework include:

o    Grading municipalities from 1 to 6 on new criteria - total population and total own revenue. The same criteria is also used to grade district municipalities.

o    Classifying mayors and executive committee members as full-time in all grades of municipalities whilst all other councillors are regarded part-time. The current full-time status of speakers in grade 6 (metros) is maintained

o    Benchmarking the upper salary limits of mayors against certain posts in the provincial legislature, and cascading the rest downwards, depending on the grading of the municipality.

o    Special financial support to poorer municipalities - grades 1, 2 and 3

However, the formula has not been adjusted to incorporate the new remuneration framework. In the interim the additional funding will be distributed separately from the equitable share (but included in schedule 3 of the Division of Revenue
Act) until the most appropriate mechanism is found.

The development component

The development component was set at zero when the current formula was introduced on 1 April 2005 pending an investigation on how best to capture the factor in the formula.

The revenue-raising capacity correction

This mechanism raises additional resources to fund the cost of basic services and administrative infrastructure. The basic approach is to use the relationship between demonstrated revenue-raising capacity among municipalities that report information and objective municipal information from Statistics South Africa
(Stats SA) to proxy revenue-raising capacity for all municipalities. The revenue that should be available to a municipality then is converted to a "correction"
by imposing a "tax" rate of 5 per cent. In the case of the RSC levy replacement grant the correction is based on the actual grant to each municipality.

Stabilising constraint

With the publication of three-year budget allocations, a guarantee mechanism is applied to the indicative outer-year baseline amounts with the aim of ensuring that municipalities are given what they were "promised" in the previous MTEF round of allocations, as far as this is possible. An additional constraint is to ensure that allocations are not negative due to the revenue-raising correction.
The 2006 MTEF provides guarantees of 100 per cent and 90 per cent on the allocations for the respective outer years of the MTEF cycle.

One important point to note in this regard is that the allocations published for the 2006/07 financial year are still based largely on the 2004/05 model, since the allocations made by that model were guaranteed for the past two years.
Similarly the indicative allocations published for 2007/08 are based on the new model.

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                   Annexure E: Explanatory memorandum to the Division of Revenue
--------------------------------------------------------------------------------

Other considerations in applying the formula

The formula as outlined above has to be modified somewhat in order to take account of some of the intricacies of the allocation process. In particular one needs to ensure that powers and functions are taken into account and that the overall budget balances.

a)   Powers and functions

     The local government system has a number of asymmetries, not only between different categories of municipalities, but also within the same category of municipalities. Firstly, there is the broad division of the sphere into
     Category A, B and C municipalities. Secondly, the division of powers and functions between Category B and C municipalities differs - and this is also true between the different Category B municipalities within the same
     Category C district. In order to deal with these differences the model has to ensure that the allocations made in terms of the "basic services"
     component have to go to the municipality that actually performs the function.

b)   Balancing allocations

     The "horizontal division" of allocations made between municipalities depends on the size of the overall allocation that is made to the local government sphere, normally determined through a separate consultative process to determine the equitable share of nationally raised for each of the three spheres of government (i.e. the "vertical division"). Since there is no guarantee that allocations made in terms of the vertical division add up precisely to the amount allocated to the local government equitable share, such allocations need to be adjusted to fit within the constraints outlined above.

--------------------------------------------------------------------------------
                     RESCALING OF THE BS, D AND I COMPONENTS

   The simplest way of making the system balance is to rescale the BS, D and I components to the available budget, hence the formula actually becomes:

                  GRANT = ADJUSTMENT FACTOR*(BS + D + I) - R +/- C

 This adjustment factor is calculated so as to ensure that the system balances.
--------------------------------------------------------------------------------

     To deal with the constraints, municipalities are divided into two groups.
     Those municipalities that require a "top-up" in order to meet the stabilising constraints and those that do not. The total size of the top up is calculated and this is deducted from those that do not require a top up in proportion to the "surplus".

Measurement Issues

The integrity of the data is as important as the set of equations in determining whether the allocations meet the constitutional requirement of equity.
Measurement itself is a dynamic issue -new data sets become available, while existing data series might be discontinued. Thus, the allocation process is subject to regular changes and innovation. The allocations for the 2006 MTEF account for all the data changes caused by the elimination of cross-boundary municipalities.

a)   Poverty

     The baseline information for the measurement of poverty comes from Census
     2001. The "income" method is used to estimate poverty at a municipal level as it allows for a cross-tabulation of poverty against servicing levels.

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b)   Servicing levels

     A key ingredient in the current formula is the subsidy received by poor households for various services delivered to them. The subsidy amounts have been updated in the current formula, using a more recent study by the
     Department of Provincial and Local Government. The service costs remain at
     R130 per month for a serviced household and R45 per month for an unserviced household (see Table E.17 below). In addition, all households receive approximately R12 a year towards the provision of environmental health care services.

     TABLE E.17 SERVICE COSTS

     SERVICE COSTS PER MONTH      1998      SERVICED      UNSERVICED
     RAND                      ESTIMATES   HOUSEHOLDS   HOUSEHOLDS(1)
     ----------------------------------------------------------------
     Electricity                  36,0         40,0          15,0
     Water                        20,0         30,0          10,0
     Refuse                       20,0         30,0          10,0
     Sanitation                   10,0         30,0          10,0
     ----------------------------------------------------------------
     TOTAL                        86,0        130,0          45,0
     ================================================================

     (1.) One third of serviced households (2004 DPLG study).

c)   Revenue-raising capacity

     Information on revenue collected (by source) is only available from each municipality, and even where a municipality is able to provide such information, it must be comparable between municipalities so as not to expose the formula to data manipulation. The lack of such information requires the use of alternative research. For the new formula an imputation process using municipal revenue data and census information was undertaken.
     This process has the advantage that it leads to measures of revenue-raising capacity that are highly correlated with actual revenues raised; and
     municipalities cannot manipulate it in order to influence their equitable share allocations.

Phasing-in of the new formula

The formula is being phased in and takes full effect in the 2007/08 financial year.

THE WATER SERVICE OPERATING SUBSIDY

This is a transitional operational grant closely related to the local government equitable share and, in principle, should be part of the equitable share grant.
It is an indirect grant, used to fund 321 water schemes in municipalities through the water trading account on the vote of the Department of Water Affairs and Forestry. The department administered a number of these schemes in poor areas prior to 1994. The operating grant (direct and indirect) amounts to R934,4 million in 2005/06, R991 million in 2006/07, R1 040 million in 2007/08 and R1
131 million in 2008/09 or a total of R3,2 billion over the MTEF.

The department is in the process of transferring the schemes over the next three years, for which funding will be phased out from 2008/09. It plans to conclude bilateral negotiations with municipalities by 31 March 2006. All funds on this programme will subsequently be transferred directly to municipalities in terms of the provisions of the transfer agreements.

The transfer of water schemes involves the transfer of both assets and staff, and the resulting operating costs of salaries and free basic services. The 321 schemes employ 8 094 staff and supply water to 53 municipalities. So far 38 agreements have been signed, 659 staff transferred, 1 636 staff seconded and 169 schemes with a total asset value of approximately R3,4 billion. Over 40 per cent of the staff are to be transferred to municipalities in Limpopo. Estimated once-off

236

                   Annexure E: Explanatory memorandum to the Division of Revenue
--------------------------------------------------------------------------------

personnel-related costs over the three years amount to R393 million. Full costs for the operations of the schemes are being finalised. The medium-term plan is to transfer at least 1 900 staff in 2005/06 and the remainder of the staff in the 2006/07 and 2007/08 financial years.

All receiving municipalities will be required to conclude formal transfer agreements where the latest effective date of the transfer agreement is 31 March
2006. The operating and transfer subsidy will be treated as a grant-in-kind until the effective date of transfer. Thereafter, it will be treated as a conditional grant up to 2008/09 and subsequently phased into the equitable share. The operating subsidy will cover staff-related costs and direct operating and maintenance costs, while provision is also made for the refurbishment of infrastructure. The allocation per municipality will be according to the operational budget for each scheme and the funding requirements identified and agreed in the transfer agreement. Clear performance targets will be set with the assistance of the Department of Provincial and Local Government and SALGA to
complete the process.

CONDITIONAL GRANTS TO LOCAL GOVERNMENT

Schedules 4, 6, 6A and 7 of the Division of Revenue Bill provide for the conditional grants to municipalities. Despite the growing importance of the unconditional equitable share grant, conditional grants still form a significant portion of national grants to local government. In particular, conditional grants are used to incorporate national priorities in municipal budgets; promote national norms and standards; address backlogs and regional disparities in municipal infrastructure; and effect transition by supporting municipal capacity building and restructuring.

Total conditional grants to municipalities, including the water operating subsidy, increase from R7,0 billion in 2005/06 to R7,9 billion in 2006/07, R9,9 billion in 2007/08 and R12,2 billion in 2008/09. There are two categories of conditional grants - infrastructure and capacity-building/ restructuring grants.
The most significant development for 2006/07 is the deferment of the Integrated
Electricity Programme (INEP) into the MIG. Below is a summary of all the conditional grants listed in Schedules 4, 6 and 7 of the 2006 Division of
Revenue Bill.

INFRASTRUCTURE CONDITIONAL GRANTS TO LOCAL GOVERNMENT

National transfers for infrastructure amount to R8,2 billion, R9,2 billion and
R9,8 billion for each of the MTEF years. The municipal infrastructure, public transport infrastructure and national electrification programmes are the infrastructure transfers to local government.

Municipal infrastructure grant

The largest infrastructure transfers - R6,3 billion, R7,1 billion and R8,1 billion over the MTEF years - are through the MIG, which supports government's objective of expanding the delivery of basic services to poor households and alleviating poverty. The grant also seeks to stimulate local economic development and job creation over the medium term. Municipalities are required to dedicate a portion of their capital budgets to labour-based infrastructure methods to meet the objectives of the expanded public works programme. This grant is listed on Schedule 4 of the Division of Revenue Bill, as it supplements municipal allocations for infrastructure. For this reason, the role of national departments in relation to this grant is limited to enforcing compliance, with the conditions set out in its framework and monitoring performance by receiving municipalities. Its conditions are more flexible, designed to support the capital budgets of municipalities, and to facilitate integrated development planning.

The role of national and provincial government is to support and monitor policy outcomes of municipal infrastructure investments. Crucially, the policy reform around infrastructure grants will bring the grant system in line with the general direction and path of the intergovernmental system, which is focused on improving the capacity, efficiency, effectiveness, sustainability and

                                                                             237

2006 Budget Review
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accountability of the local government sphere, and making integrated development plans the primary mechanisms for intergovernmental coordination.

The MIG formula comprises of a vertical and horizontal division. The vertical division allocates resources to sectors or other priority areas; the horizontal division is determined based on a formula that takes account of poverty, backlogs, and municipal powers and functions. There are five main components of the formula, as demonstrated in the box below.

--------------------------------------------------------------------------------
                           MIG(F) = B + P + E + N + M

     B Basic residential infrastructure (new and rehabilitation of existing ones) Proportional allocations for water supply and sanitation, electricity, roads and 'other' (Street lighting and solid waste removal)

      P Public municipal service infrastructure (new and rehabilitation of existing ones)

    E Allocation for social institutions and micro-enterprises infrastructure

                    N Allocation to all nodal municipalities

      M Negative or positive allocation related to past performance of each municipality relative to grant conditions
--------------------------------------------------------------------------------

Over the 2006 MTEF, R21,5 billion is available for the MIG programme. The ring-fenced allocation for the eradication of bucket sanitation system is phased into the local government equitable share in 2007/08 as the programme will be completed by that time. The special infrastructure fund also winds up in
2007/08, which will release additional resources for the horizontal division of revenue. The 2006 MTEF provision also makes provision for bulk infrastructure.
The incorporation of the electricity programme (which includes both municipal and Eskom programmes) into the MIG is, however, deferred until the completion of the restructuring of the electricity distribution industry. This requires a rescaling of the weights of the B component to its original split. The rescaling and weighted shares per sector are illustrated in Table E.18.

TABLE E.18 MUNICIPAL INFRASTRUCTURE GRANT (MIG) ALLOCATIONS PER SECTOR, 2005/06
- 2008/09

                                                           2005/06           2006/07        2007/08               2008/09
WEIGHTS                                                                                ADJUSTED WEIGHTS
-------------------------------------------------------------------------------------------------------------------------

MUNICIPAL INFRASTRUCTURE GRANT (A)
Special Municipal Infrastructure Fund and Management (b)
Ring-fenced allocation: Eradication of Bucket Sanitation
System (c)
Bulk infrastructure (d)
Municipal Infrastructure Grant (formula)                   (a)-(b)   (a)-(b)-(c)-(d)    (a)-(b)-(c)-(d)   (a)-(b)-(c)-(d)
-------------------------------------------------------------------------------------------------------------------------
of which Municipal Infrastructure Grant (formula)
   B COMPONENT                                               75,0%             75,0%              75,0%             75,0%
      Water and sanitation                                   72,0%             72,0%              72,0%             72,0%
      Electricity                                             0,0%              0,0%               0,0%              0,0%
      Roads                                                  23,0%             23,0%              23,0%             23,0%
      Other                                                   5,0%              5,0%               5,0%              5,0%
   P COMPONENT                                               15,0%             15,0%              15,0%             15,0%
   E COMPONENT                                                5,0%              5,0%               5,0%              5,0%
   N COMPONENT                                                5,0%              5,0%               5,0%              5,0%
-------------------------------------------------------------------------------------------------------------------------

Table E.19 shows the respective amounts that flow through the vertical division of the MIG funds.

238

                   Annexure E: Explanatory memorandum to the Division of Revenue
--------------------------------------------------------------------------------

TABLE E.19 MUNICIPAL INFRASTRUCTURE GRANT (MIG) ALLOCATIONS PER SECTOR, 2005/06
- 2008/09

                                                               2005/06       2006/07   2007/08   2008/09
WEIGHTS                                                                       ADJUSTED WEIGHTS
--------------------------------------------------------------------------------------------------------

MUNICIPAL INFRASTRUCTURE GRANT (A)                                   5 436     6 265     7 149     8 053
Special Municipal Infrastructure Fund and Management (b)               129        72        38        --
Ring-fenced allocation: Eradication of Bucket                          200       400       600        --
Sanitation System (c)
Bulk infrastructure (d)                                                           28        30        50
Municipal Infrastructure Grant (formula)                             5 107     5 765     6 479     8 003
--------------------------------------------------------------------------------------------------------
of which Municipal Infrastructure Grant (formula)
   B COMPONENT                                             75,0%     3 830     4 324     4 860     6 002
     Water and sanitation                                  72,0%     2 758     3 113     3 499     4 322
     Electricity                                            0,0%        --        --        --        --
     Roads                                                 23,0%       881       995     1 118     1 381
     Other                                                  5,0%       192       216       243       300
   P COMPONENT                                             15,0%       766       865       972     1 200
   E COMPONENT                                              5,0%       255       288       324       400
   N COMPONENT                                              5,0%       255       288       324       400
--------------------------------------------------------------------------------------------------------

The public transport infrastructure and systems grant

This grant supports municipal transport infrastructure. It is allocated R519 million in 2006/07, R624 million in 2007/08 and R1,8 billion in 2008/09.

Capacity-building and restructuring grants

The neighbourhood development partnership grant (NDPG) is introduced to provide municipalities with technical assistance to develop appropriate project proposals for property developments in townships and new residential neighbourhoods. The grant will be administered by the National Treasury and is allocated R50 million in 2006/07, R950 million in 2007/08 and R1,5 billion in
2008/09.

The capacity-building grants were set up to assist municipalities in building management, planning, technical, budgeting and financial management skills.
These grants are capped at R749 million in 2006/07 and 2007/08, and reduced to
R400 million in 2008/09, when the restructuring grant is phased into the equitable share.

The financial management grant under the National Treasury vote funds the modernisation of financial management, including building in-house municipal capacity to implement multi-year budgeting, link integrated development plans to budgets, produce quality and timely in-year and annual reports, and generally supports municipalities in the implementation of the Municipal Finance
Management Act (2003). Allocations over the 2006 MTEF amount to R598 million.

The restructuring grant under the National Treasury vote is a demand-driven grant and is aimed at funding municipal restructuring initiatives of a financial, institutional and developmental nature that are locally designed and supported. Only large municipalities are eligible for this grant. The grant has been capped at R350 million per year and is phased into the local government equitable share in 2008/09.

The municipal systems improvement grant (MSIG) under the vote of the Department of Provincial and Local Government focuses on stabilising municipal and governance systems, planning and implementation management support centres, reviewing integrated development plans and implementing the Municipal Systems
Act (2000). The grant is allocated R200 million a year over the next three years.

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2006 Budget Review
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PART 5: FUTURE WORK ON SUB-NATIONAL FISCAL FRAMEWORKS

CROSS-CUTTING ISSUE: DATA

The review of the provincial and local government fiscal frameworks has highlighted major problems associated with a lack of consistent and comparable data for a number of key variables that are important in informing policy, decision making and resource allocation within each sphere. This problem hampers a number of possible improvements that could be effected to the resource allocation formulae for equitable shares and conditional grants. In some cases it implies that components of formulae use outdated information. This problem needs urgent attention.

In this regard a number of initiatives are under way or are being considered.
Firstly, departments are encouraged to establish and improve systems for maintaining administration records, for example health records on utilisation of health care services classified by gender. Relevant national departments have a central role to play insofar as ensuring consistency in approaches to recordkeeping, measurement and comparability. A process for verifying and accrediting information has to be part of this process. Secondly, on the issue of capital and infrastructure, there is a clear need to put in place mechanisms for defining and measuring backlogs, taking account of the dynamic nature of population migration across provinces, and between rural and urban areas. This is vitally important for both the provincial and municipal government infrastructure grants. Thirdly, major users of information have to communicate with Stats SA with the view of presenting their information needs and agreeing how such requirements can be met, as well as the regularity with which certain information can be gathered.

PROVINCIAL FISCAL FRAMEWORK ISSUE FOR FUTURE BUDGETS

In reviewing the provincial fiscal framework for the 2006 Budget the following issues have been identified as requiring further work:

o    The first issue relates to the major hospital grants, which will be reviewed ahead of the 2007 Budget. Among other things, the review will seek to determine whether the current trends in total allocations for these grants and their distribution among provinces are consistent with their original and future policy objectives.

o    The second issue relates to the implications of the newly demarcated provincial boundaries, which will take effect from 1 March 2006 or at the commencement of sections 2 to 4 of the Constitution Twelfth Amendment Act
     (2005). The implementation of the Cross-boundary Municipalities Laws Repeal and Related Matters Act (2005) necessitates arrangements concerning the financing of provinces. The implementation of the financial aspects of the changes is only taking place from 1 April 2006. All allocation formulas and provincial budgets will have to be realigned to the new provincial boundaries.

LOCAL GOVERNMENT FISCAL FRAMEWORK ISSUES FOR FUTURE BUDGETS

The national framework for municipal taxation powers is determined by section
229 of the Constitution, which empowers municipalities to impose property taxes and surcharge on fees for municipal services, subject to national regulation.
Other taxes, levies and duties appropriate to local government or to the category of local government may also be allocated in terms of national legislation. A review of the local government fiscal framework is under way and is aligned to and complements the work on the reform of the local government equitable share formula discussed above.

240

                   Annexure E: Explanatory memorandum to the Division of Revenue
--------------------------------------------------------------------------------

REFORM OF REGIONAL SERVICES COUNCIL (RSC) LEVIES

The Regional Services Council (RSC) levies (referred to as Joint Services Board levies in KwaZulu-Natal) were introduced in 1985 and 1990 respectively to fund the provision of basic services such as water, electricity, sewerage and bulk waste to under-serviced communities. Metropolitan (Category A) and district
(Category C) municipalities have access to this source of revenue. RSC levies consist of two components, a regional services levy and a regional establishment levy, calculated on payroll and turnover respectively. The RSC levy is allowed in terms of section 21 in Schedule 6 of the Constitution until the national legislation required for section 229(1)(b) is enacted.

Recognising that the RSC levies performed poorly with regard to the generally accepted principles of sound taxation (e.g. equity, efficiency, certainty, simplicity, ease of administration), the Minister of Finance announced in the
2005 Budget that RSC levies would be phased out on 30 June 2006. However, for municipalities to meet their expenditure obligations, especially in terms of poverty alleviation and social and economic development, it is important to maintain existing levels of revenue. The 2005 Medium Term Budget Policy
Statement indicated that national government would compensate municipalities for lost revenue within the national budget framework, and that options for alternative tax or revenue sharing arrangements were under consideration.

To ensure a smooth transition from the old to the new system, allocations in the short- to medium-term will be based on historical RSC levy income collected.
Actual RSC levies collected as obtained from audited financial statements for the 2004/05 financial year were used (and where not available, unaudited ones were used) and converted to a base for the 2005/06 financial year using actual growth rates in RSC levies income for the last three years. Growth rates were adjusted to 5 per cent in instances where lower growth rates were realised. A correction was made to the base amounts of metropolitan municipalities to take account of the zero-rating of property tax that will be implemented from 1 July
2006. The base amount (2005/06) was then allocated in terms of available funding for the 2006 Budget (R7 billion in 2006/07, R8 billion in 2007/08 and R9 billion in 2008/09). Similar to RSC levies, the replacement grant should be prioritised towards basic services and infrastructure development in under-serviced communities.

Overarching legislation will be submitted to Parliament during the first quarter of 2006 to deal with the abolition of RSC levies.

Allocations for the 2006 Budget will be subject to any further reforms to replace RSC levies with alternative sources of revenue as discussed in the 2005
Medium Term Budget Policy Statement. A discussion document on Options for the
Replacement of RSC and JSB levies has been released for comment by 31 March 2006
(obtainable at www.treasury.gov.za). The discussion document highlights the following options as possible replacement sources:

o    VAT ZERO-RATING of municipal property rates as from 1 July 2006 is estimated to result in just under a R1 billion benefit to Category A and B municipalities

o    TAX SHARING OF AN EXISTING NATIONAL TAX INSTRUMENT (such as general fuel levy)

o    A SURCHARGE ON USER CHARGES FOR MUNICIPAL SERVICES, including a municipal electricity surcharge

o    GRANTS could perform two functions, namely:

     o    A guaranteed revenue source for municipalities or categories of municipalities and

     o    A transitional funding mechanism to smooth any possible shocks from the abolition of RSC levies.

o    A NEW OWN REVENUE SOURCE OR SOURCES FOR MUNICIPALITIES, such as a local government business tax (possibly complemented with a business license fee for companies falling outside the local business tax system).

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RESTRUCTURING OF THE ELECTRICITY DISTRIBUTION INDUSTRY AND THE ESTABLISHMENT OF
REGIONAL ELECTRICITY DISTRIBUTORS (REDS)

The restructuring of electricity distribution, if not correctly implemented, could have a significant negative impact on larger municipalities that distribute electricity. Alternative restructuring models were considered to limit the fiscal risk and exposure of these municipalities, including the revision of the six REDs boundaries.

In September 2005, Cabinet approved a plan to accelerate the implementation of
REDs. In this regard, the six metro REDs need to be set up as soon as possible after the 2006 local government elections. Selected municipalities will be given the option to form part of the metro RED or the national RED. The remainder of the country will be covered under a national RED, or a limited number of REDs, incorporating Eskom distributional capacity.

The governance structure and financial framework will, however, be more complex for the national RED, and any other non-metro RED(s) subject to financial viability, given the large number of municipalities that may be involved.
Further work is required to determine the optimal governance structure and fiscal arrangements of the national RED(s) to ensure that these municipalities are also able to play their service authority role in determining electricity priorities within their jurisdiction. The roll out of the national RED is targeted for 2007.

Legislation to regulate the restructuring of the electricity distribution industry (the Electricity Distribution Industry Restructuring Bill) to
complement existing local government legislation and legislation to regulate the electricity reticulation function (the Electricity Reticulation Bill) is likely to be put into the parliamentary process during 2006.

IMPLEMENTATION OF THE LOCAL GOVERNMENT: MUNICIPAL PROPERTY RATES ACT

Although the Municipal Property Rates Act took effect from 2 July 2005, the new property rating and valuation system will only take effect when a council has adopted its rates policy and has prepared the first valuation roll in terms of the act (municipalities are required to bring their valuation records up to date within four years of the effective date of the legislation). The act also requires that a rate levied on newly rateable property must be phased-in over a period of three financial years. It extends or increasingly extends property rates to public service infrastructure and state properties. Most metropolitan and larger urban municipalities are targeting 1 July 2007 as the earliest date for introducing new valuation rolls in terms of the act.

ALIGNMENT BETWEEN THE FUNCTIONAL AND FISCAL DIVISION OF POWERS AND FUNCTIONS
BETWEEN CATEGORY B (LOCAL) AND CATEGORY C (DISTRICT) MUNICIPALITIES

National legislation in terms of sections 155 and 229 of the Constitution may regulate how fiscal powers and functions are to be divided or shared between
Category B and C municipalities. At present, property taxes are allocated to
Category A and B municipalities. Property tax is allocated to Category B municipalities on the basis that they are responsible for functions such as water, sanitation, electricity and refuse removal. Due to an asymmetric division of powers and functions between Category B and C municipalities, certain
Category C municipalities will be responsible for the water function, but the
Category B municipalities will still have all the property tax. Similarly, although certain Category C municipalities have no major functions to perform, they may have access to RSC levies (or subsequent funding sources to replace RSC levies).

Joint work is currently being undertaken by National Treasury and the Department of Provincial and Local Government to improve the alignment between the functional and fiscal division of powers and functions between Category B and C municipalities.

The Division of Revenue Bill, attendant documentation (schedules indicating division and grant frameworks), and background material are available on the
National Treasury website (www.treasury.gov.za).

242

                                                                               F

                         SUMMARY OF THE NATIONAL BUDGET

                                                                             243

2006 Budget Review
--------------------------------------------------------------------------------

SUMMARY OF THE NATIONAL BUDGET

                                                                                  2005/06          2006/07     2007/08   2008/09
                                                                            ------------------------------------------------------
                                                                             BUDGET     REVISED    BUDGET    MEDIUM TERM ESTIMATES
                                                                            ESTIMATE   ESTIMATE   ESTIMATE
R MILLION
----------------------------------------------------------------------------------------------------------------------------------

REVENUE

   ESTIMATE OF REVENUE BEFORE TAX PROPOSALS                                                        465 489

   TAX PROPOSALS

      TAXES ON INDIVIDUAL AND COMPANIES                                                            -14 925

         Personal income tax                                                                       -12 125
            Adjust personal income tax rate structure                                              -13 500
            Increase in interest and dividend exemption under 65 years                                 -50
            Increase in interest and dividend exemption 65 years and over                              -45
            Increase thresholds for learnership allowances                                             -80
            Increase PAYE withholding rate on motor allowances and fringe                            1 370
            benefit on company cars
            Capping of medical scheme contributions                                                    180

         Corporate income tax
            Reduction in retirement fund tax                                                        -2 400

         Small business tax relief
            Increase in monetary thresholds                                                           -400

      TAXES ON PROPERTY                                                                             -4 540
            Increase thresholds of donations tax and estate duty                                       -40
            Adjust table for transfer duties                                                        -4 500

      STAMP DUTIES                                                                                     -10
         Increase threshold exemption for stamp duties on leases

      TAXES ON GOODS AND SERVICES                                                                      348

         Increase in duties on alcohol                                                                 725
         Increase in duties on tobacco products (52% incidence)                                        645
         Abolish ad valorem excise duties on certain products                                          -22
         Zero rating of municipal property rates                                                    -1 000
----------------------------------------------------------------------------------------------------------------------------------
ESTIMATE OF REVENUE AFTER TAX PROPOSALS                                      369 869    411 085    446 362     492 003   547 091
Percentage change from previous year                                                                  8,6%       10,2%     11,2%
----------------------------------------------------------------------------------------------------------------------------------
EXPENDITURE

   STATUTORY AND STANDING APPROPRIATIONS                                     193 913    192 669    209 599     228 408   250 781

      Cost of servicing state debt                                            53 125     51 160     52 049      53 324    55 716
      Provincial equitable share                                             134 706    135 292    150 753     167 701   187 100
      Skills development levy                                                  3 259      4 934      5 500       6 000     6 500
      Other 1)                                                                 2 823      1 283      1 297       1 383     1 465

   APPROPRIATED BY VOTE                                                      221 406    226 307    260 026     284 466   310 347

      Current payments                                                        71 111     71 526     80 983      87 985    94 439
      Transfers and subsidies                                                144 140    149 128    173 066     189 881   208 478
      Payments for capital assets                                              6 155      5 653      5 976       6 601     7 430

   PLUS:
      Unallocated funds                                                          500         --        600       1 300     2 140
      Contingency reserve                                                      2 000         --      2 500       5 000     8 000
----------------------------------------------------------------------------------------------------------------------------------
ESTIMATE OF NATIONAL EXPENDITURE                                             417 819    418 976    472 725     519 174   571 268
      Percentage change from previous year                                                           12,8%        9,8%     10,0%
----------------------------------------------------------------------------------------------------------------------------------
2005 BUDGET ESTIMATE OF EXPENDITURE                                                     417 819    456 393     494 894
      Increase / decrease (-)                                                             1 157     16 332      24 280
----------------------------------------------------------------------------------------------------------------------------------

1)   Salaries of Members of Parliament, salaries of judges and standing appropriations (claims on guarantees and subscriptions to funds of the
     World Bank, African Development Bank and International Monetary Fund).

244

                                      Annexure F: Summary of the National Budget
--------------------------------------------------------------------------------

                                                  SUMMARY OF THE NATIONAL BUDGET

                                                                 2005/06          2006/07     2007/08   2008/09
                                                           ------------------------------------------------------
                                                            BUDGET     REVISED    BUDGET    MEDIUM TERM ESTIMATES
                                                           ESTIMATE   ESTIMATE   ESTIMATE
R MILLION
-----------------------------------------------------------------------------------------------------------------

REVENUE                                                     369 869    411 085    446 362     492 003   547 091

EXPENDITURE                                                 417 819    418 976    472 725     519 174   571 268
-----------------------------------------------------------------------------------------------------------------
NATIONAL BUDGET DEFICIT                                     -47 950     -7 890    -26 363     -27 171   -24 177
Percentage of GDP                                             -3,6%      -0,5%      -1,5%       -1,4%     -1,2%

Plus: Extraordinary transfers                                -7 000     -8 871         --          --        --
Less: Extraordinary receipts                                  1 529      6 496      1 700       1 450     1 450

NET BORROWING REQUIREMENT                                   -53 421    -10 265    -24 663     -25 721   -22 727
-----------------------------------------------------------------------------------------------------------------
FINANCING

CHANGE IN LOAN LIABILITIES

   DOMESTIC SHORT-TERM LOANS (NET)                            4 974      5 850      5 800       5 750     5 750

   DOMESTIC LONG-TERM LOANS (NET)                            25 768     23 306      8 694      16 529    22 996

      Loans issued for financing:                            18 768     19 065      8 694      16 529    22 996
      New Loans                                              48 431     46 220     45 489      48 918    49 417
      Less: Discount                                         -3 291       -781       -989      -1 918    -1 417
            Redemptions (net of book profit)                -26 372    -26 374    -35 806     -30 471   -25 004

      Loans issued for switching                                 --       -299         --          --        --
      New Loans                                               7 000      4 266         --          --        --
      Less: Discount                                             --        -25         --          --        --
            Loans switched (net of bookprofit)               -7 000     -4 539         --          --        --

   Loans issued for extraordinary purposes                    7 000      4 539         --          --        --
   New Loans                                                  7 000      4 539         --          --        --

   FOREIGN LOANS (NET)                                       12 039        742      2 415       3 638     2 362

   Market loans                                               9 390         50      6 240       6 850     7 880
   Arms procurement loan agreements                           4 708      3 164      3 569       2 941     2 139
   Less: Discount on issues of new loans                         --         --         --          --        --
            Redemptions (including revaluation of loans)     -2 059     -2 472     -7 394      -6 153    -7 657

CHANGE IN CASH BALANCES                                      10 640    -19 633      7 754        -196    -8 381
-----------------------------------------------------------------------------------------------------------------
TOTAL FINANCING (NET)                                        53 421     10 265     24 663      25 721    22 727
=================================================================================================================

                                                                             245

                              ESTIMATES OF NATIONAL
                                   EXPENDITURE

                                      2006

RP: 08/2006
ISBN: 0-621-36397-9

Printed by FormeSet Printers Cape

To obtain additional copies of this document, please contact:

National Treasury
Private Bag X115
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0001
South Africa

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The document is also available on the Internet at: www.treasury.gov.za

                         [REPUBLIC OF SOUTH AFRICA LOGO]

                              ESTIMATES OF NATIONAL
                                   EXPENDITURE

                                      2006

                                NATIONAL TREASURY

                                  FEBRUARY 2006

                                    FOREWORD

The Estimates of National Expenditure (ENE) is the product of an extensive consultative and policy review process, designed to ensure the efficient allocation of public funds to be appropriated for government programmes over the next three years.

The publication provides comprehensive coverage of the outcome of three financial years (2002/03 - 2004/05), the revised budget for 2005/06, and estimated expenditure for the MTEF period. Expenditure information is published alongside the key policy developments for each vote, expenditure trends and service delivery commitments for each spending programme, as well as a summary of the financial performance and activities of a selected group of public entities.

Our ability to publish the information here is something we are proud of, and I am grateful to my colleagues in national departments and agencies for their partnership, contributions and advice during the budget process and in finalising the 2006 ENE.

But while we pat ourselves on the back for achieving an efficient allocation process and a comprehensive budget document, we should be mindful of the work that lies ahead, as described in the service delivery commitments we are so eager to publish. Our efforts will be wasted if it ends here.

Let me suggest ways in which this publication can be best used. Besides being a valuable reference document for various institutions, the ENE is essentially the contract between Parliament and the 34 votes. It details the basis for an appropriation, through which the accounting officer of a national department or entity - and I include myself in this group - articulates how public funds will be spent and the performance level that can be expected. For example, the measurable objective of the Financial Accounting and Reporting programme of
National Treasury is:

"... to achieve accountability to the general public - by promoting transparency and effective management in respect of revenue, expenditure, assets and liabilities in South Africa's public sector"

One of the measures that relates to this objective is to have in place a completed set of accounting policies and practices that are in line with generally recognised accounting practice (GRAP) standards by March 2007.

I expect Parliament to hold me accountable for the achievement of the objectives of each of the programmes of the National Treasury, and I am sure my fellow accounting officers have made the same commitment in relation to the numerous objectives, measures and targets that relate to their policy mandate and vote.

Now that available resources have been efficiently allocated and reported in the
ENE, let us also ensure that expenditure of public funds achieves its intended policy outcomes, and improve the welfare of South Africans.

/s/ Lesetja Kganyago
-------------------------------------
LESETJA KGANYAGO
DIRECTOR-GENERAL: NATIONAL TREASURY

CONTENTS

OVERVIEW ................................................................      i

INFORMATION CONTAINED IN EACH CHAPTER ...................................   xvii

CENTRAL GOVERNMENT ADMINISTRATION

FINANCIAL AND ADMINISTRATIVE SERVICES

SOCIAL SERVICES

JUSTICE AND PROTECTION SERVICES

ECONOMIC SERVICES AND INFRASTRUCTURE

CONTENTS (ALPHABETICALLY)

OVERVIEW ................................................................      i

INFORMATION CONTAINED IN EACH CHAPTER ...................................   xvii

Vote 25:   Agriculture ..................................................    551
Vote 14:   Arts and Culture .............................................    261
Vote 26:   Communications ...............................................    581
Vote 20:   Correctional Services ........................................    439
Vote 21:   Defence ......................................................    461
Vote 15:   Education ....................................................    291
Vote 27:   Environmental Affairs and Tourism ............................    611
Vote 3:    Foreign Affairs ..............................................     29
Vote 7:    Government Communication and Information System ..............    105
Vote 16:   Health .......................................................    327
Vote 4:    Home Affairs .................................................     43
Vote 28:   Housing ......................................................    641
Vote 22:   Independent Complaints Directorate ...........................    493
Vote 23:   Justice and Constitutional Development .......................    505
Vote 17:   Labour .......................................................    357
Vote 29:   Land Affairs .................................................    667
Vote 30:   Minerals and Energy ..........................................    693
Vote 8:    National Treasury ............................................    125
Vote 2:    Parliament ...................................................     17
Vote 5:    Provincial and Local Government ..............................     59
Vote 9:    Public Enterprises ...........................................    165
Vote 10:   Public Service and Administration ............................    189
Vote 11:   Public Service Commission ....................................    217
Vote 6:    Public Works .................................................     85
Vote 1:    Presidency ...................................................      1
Vote 24:   Safety and Security ..........................................    529
Vote 31:   Science and Technology .......................................    725
Vote 18:   Social Development ...........................................    389
Vote 12:   South African Management Development Institute ...............    231
Vote 19:   Sport and Recreation South Africa ............................    419
Vote 13:   Statistics South Africa ......................................    243
Vote 32:   Trade and Industry ...........................................    755
Vote 33:   Transport ....................................................    799
Vote 34:   Water Affairs and Forestry ...................................    839

ANNEXURE: Definition of economic reporting format .......................    871

INTRODUCTION

The Estimates of National Expenditure is tabled in conjunction with the
Appropriation Bill, and serves to:

o    provide members of Parliament with information on how departments plan to spend the money that is authorised by the legislature

o    help Parliament and society to keep departments accountable to the service delivery commitments made in each of the chapters

o    provide parliamentary committees with a valuable source of information that can assist them in performing their oversight functions.

In keeping with ongoing improvements to the way that public finances are managed and reported, several changes have been made to the format of the 2006 ENE, which also reflect several reforms that come into effect on 1 April 2006. The main reform is the transfer of office accommodation costs from the Department of
Public Works to individual departments, which makes an important managerial function the responsibility of departmental accounting officers.

The 2006 ENE extends the coverage of government accounts with more extensive reporting on the activities and financial performance of public entities.

REPORTING ON SERVICE DELIVERY COMMITMENTS

The Estimates of National Expenditure details:

o    the budgets of national departments for the next three financial years

o    expenditure outcomes for the past three years

o    the revised estimates for the current financial year that ends on 31 March
     2006.

The seven-year coverage of expenditure is provided alongside key achievements and future service delivery commitments. The ENE presents the above information for each of the 34 national votes, and aims to improve accountability and transparency, and facilitate the review and monitoring of government's spending plans and service delivery.

Service delivery commitments are presented primarily as measurable objectives for each spending programme, as required by section 27 of the Public Finance
Management Act (1999). While the format of programme objectives will differ, depending on the type of service that is delivered, a measurable objective provides a clear statement of the impact that the programme will have on the public. It should also provide an indication of the key outputs delivered and the level of performance that can be expected. Some measurable objectives are set out here to show how they can vary in format and content.

                                                                               i

2006 Estimates of National Expenditure

SAMPLE OF MEASURABLE OBJECTIVES PUBLISHED IN 2006 ENE

--------------------------------------------------------------------------------
VOTE                        PROGRAMME                 MEASURABLE OBJECTIVE
--------------------------------------------------------------------------------
Department of Trade   Consumer and Corporate   Business certainty and access to
and Industry          Regulation               redress by economic citizens,
                                               through the provision of
                                               appropriate policy framework,
                                               legislation and regulation, as
                                               well as efficient and fair
                                               regulatory services.
--------------------------------------------------------------------------------
Department of         Transport Policy,        Create an efficient transport
Transport             Research and Economic    system by developing policies
                      Analysis                 that improve safety, travel
                                               times, reduce delays, increase
                                               service predictability for the
                                               region and international spheres
                                               and domestic users.
--------------------------------------------------------------------------------
Department of         Visible Policing         Discourage all crimes, through
Safety and Security                            providing a proactive and
                                               responsive policing service that
                                               will prevent the priority crimes
                                               rate from increasing.
--------------------------------------------------------------------------------
Statistics South      Economic Statistics      Inform economic decision-making
Africa                                         by providing accurate, relevant
                                               and timely economic statistical
                                               information through the
                                               application of internationally
                                               acclaimed practices.
--------------------------------------------------------------------------------

This is a sample of the more than 150 measurable objectives contained in the
ENE, which also reports on about 780 key outputs and targets that relate to the specific objectives. The measurable objective for the Visible Policing programme, for example, is reported alongside the key outputs and targets that the programme plans to achieve. One such target is that the SAPS will recover at least 85% of stolen firearms. The programme will also establish sector policing at 169 high contact crime stations over the MTEF period. Another example of a service delivery target published in the ENE commits the Consumer and Corporate
Regulations programme to resolve at least 1 000 consumer complaints within 3 days.

When considered in conjunction with strategic plans and annual reports, the ENE should add to the array of tools that members of Parliament use to hold departments accountable to specific service delivery commitments.

MANAGING STATE PROPERTY MORE EFFICIENTLY

Funds that were previously allocated to the Department of Public Works will be devolved to user departments from 1 April 2006. This is in keeping with the provisions of the White Paper on Public Works, which states that, '... in future, the annual capital and expenditure budgets of all national departments will include provisions for their individual accommodation requirements'.

With the implementation of this reform, individual votes will report separately the actual cost of maintenance, property rates, and municipal services and leasing. These costs are shown under the Administration programme's Property
Management subprogramme.

This type of reporting increases transparency and allows for greater accountability. More importantly, it provides an incentive for managers to make informed decisions about office accommodation that may be more affordable and more conducive to the type of service that is provided, and also lead to the more efficient use of space.

With the exception of the South African Police Service, departments that occupy state property will enter into an agreement with the Department of Public Works to provide a property management service, in terms of which the user department pays amounts earmarked on its budget to the Department of Public Works for maintenance, property rates, and municipal services and leasing.

As the capacity to manage properties increases, more departments may decide to take full control of their own maintenance, lease and rental agreements, and the payment of municipal services.

EXPENDITURE FRAMEWORK

Government's budget is set within a medium-term expenditure framework (MTEF).
While retaining an annual appropriation to spending programmes in 2006/07, the planning and budgeting framework also includes the estimated amounts that government will spend in 2007/08 and 2008/09. The longer

                                                                    Introduction

budget horizon of the MTEF provides greater certainty and assures the public that money has been set aside for service delivery commitments. In particular, the framework provides better coverage of budget commitments for funding medium-term projects, such as infrastructure investments and policies that are phased in over a two- to three-year period.

In the 2005 Budget, the Minister of Finance also tabled an estimate of government expenditure for 2006/07 and 2007/08, in addition to the budget for
2005/06. Following the tabling of the 2005 Budget in February last year, government reviewed its policies and spending programmes and agreed to allocate an additional R30,5 billion, or 29,7 per cent of new money, to national departments to take forward key priorities over the next three years.

The revised national budget framework provides for total additional spending by national departments of R6,3 billion in 2006/07, R9,4 billion in 2007/08 and
R14,7 billion in 2008/09. A summary of additional funding to national departments is provided here:

ADDITIONAL ALLOCATIONS

Additional amounts of R27 million in 2006/07, R29 million in 2007/08 and R26 million in 2008/09 are allocated to THE PRESIDENCY to improve capacity, host the disabled persons international conference, and initiate a national income dynamics study. R10 million is included in the first year to make provision for the 30th commemoration of June 16.

PARLIAMENT'S baseline over the medium-term period rises by R135 million to expand capacity, strengthen the oversight role of committees through improving research capacity, and implement various projects to improve service delivery.

The DEPARTMENT OF FOREIGN AFFAIRS receives a further R229 million in 2006/07,
R370 million in 2007/08 and R367 million in 2008/09, mainly to recapitalise the
African Renaissance Fund and contribute to the African Union. These adjustments will also increase South Africa's representation in Asia, and be used to acquire new properties for diplomatic purposes. R50 million of the amount in 2007/08 will go towards constructing new accommodation for the department.

The turnaround strategy implemented by the DEPARTMENT OF HOME AFFAIRS receives a further R410 million over the MTEF. The Independent Electoral Commission receives an additional R468 million over the MTEF to prepare and manage the national and provincial elections scheduled for 2009.

The DEPARTMENT OF PROVINCIAL AND LOCAL GOVERNMENT is allocated an additional R57 million over the MTEF to support Project Consolidate and deepen the capacity of the Commission on Traditional Leadership Disputes and Claims, and the Commission
for the Promotion and Protection of the Rights of Cultural, Religious and
Linguistic Communities.

Additional amounts of R780 million in 2006/07, R957 million in 2007/08 and R1,1 billion in 2008/09 to the DEPARTMENT OF PUBLIC WORKS support the transfer of accommodation costs to relevant departments, and contribute to reducing the maintenance backlog. A total of R300 million will go to the implementation of the Tshwane inner city programme over the next three years. An additional R380 million is allocated for rehabilitating and improving facilities at border posts. GOVERNMENT COMMUNICATIONS AND INFORMATION SYSTEMS receives an additional
R133,6 million over the MTEF to provide for the launch of a government magazine, the continued rollout of multipurpose community centres, and increased transfers to the International Marketing Council and the Media Development and Diversity
Agency.

The additional R2,4 billion allocated to NATIONAL TREASURY will fund the replacement of outdated financial management systems and provide for a transfer to the Vaccine Fund. Of these adjustments, R970 million is allocated to the
South African Revenue Service to strengthen revenue collection and customs operations. The new neighbourhood development partnership grant will receive R50 million

                                                                             iii

2006 Estimates of National Expenditure

in 2006/07 for planning and establishment, and thereafter be allocated R950 million in 2007/08 and R1,5 billion in 2008/09 to fund municipal projects.

An additional R75 million is allocated to the DEPARTMENT OF PUBLIC ENTERPRISES over the next three years to strengthen internal capacity, and support the Joint
Project Facility. In addition, the department will receive R580 million to provide further funding for the Pebble Bed Modular Reactor company.

In 2006/07, the allocation to PUBLIC SERVICE AND ADMINISTRATION includes R78 million for implementing an incapacity leave and ill-health retirement management framework. Amounts of R60 million, R70 million and R80 million are allocated for strengthening departmental capacity over the MTEF.

STATISTICS SOUTH AFRICA receives R168 million in 2006/07, R123 million in
2007/08 and R232 million in 2008/09 to do a community survey in 2006/07 and
2007/08 and a national census in 2008/09.

An additional allocation of R994 million is made to the DEPARTMENT OF ARTS AND
CULTURE over the next three years. As part of this allocation, R565 million is allocated to finalise work on shifting library services from municipalities to provinces and to provide for recapitalising the service in 2007/08 and 2008/09.
A baseline adjustment of R170 million is made for cultural institutions. The Pan
South African Language Board is allocated an additional R30 million.

The DEPARTMENT OF EDUCATION receives an additional R350 million in 2006/07, R650 million in 2007/08 and R1 billion in 2008/09 to increase the level of funding to higher education institutions. The department also receives R112 million over the next three years for maths and science teacher development and implementing the new curriculum for grades 10 to 12. A further R400 million is allocated for the recapitalisation of further education and training colleges over the MTEF.

The DEPARTMENT OF HEALTH receives an additional R34 million for the rollout of the Risk Equalisation Fund. Conditional grants set aside for hospital revitalisation and forensic pathology increase by R1,4 billion and R1,5 billion, respectively, over the next three years.

The DEPARTMENT OF SOCIAL DEVELOPMENT will receive an additional R60 million to launch the Inspectorate for Social Security Assistance that will oversee and regulate the South African Social Security Agency. Social assistance transfers will increase by R650 million in 2006/07, R800 million in 2007/08 and R950 million in 2008/09. A further R100 million is added to the existing social assistance administration conditional grant. An additional R100 million is also allocated over the next three years to improve the integrity of grant administration, especially related to fraud prevention and detection, and eligibility reviews of grant recipients.

SPORTS AND RECREATION SOUTH AFRICA receives R471 million over baseline to increase participation in sports and recreation programmes, and more specifically, to extend the mass participation programme to educators and learners. Of these amounts, a further R35 million is included to support government's role in co-ordinating major sporting events.

Additional allocations of R110 million to the DEPARTMENT OF CORRECTIONAL
SERVICES are for ICT facilities.

Revisions to the DEPARTMENT OF DEFENCE baselines of R876 million in 2006/07,
R1,4 billion in 2007/08 and R2,1 billion in 2008/09 support its ongoing infrastructure and equipment modernisation programme, military skills development and improvements in health services. Savings of R633 million is realised through the strategic defence procurement package.

The INDEPENDENT COMPLAINTS DIRECTORATE receives a further R4 million in 2006/07,
R7 million in 2007/08 and R13 million in 2008/09, primarily to strengthen its oversight role.

Additional allocations of R350 million in 2006/07, R550 million in 2007/08 and
R900 million in 2008/09 to the DEPARTMENT OF JUSTICE AND CONSTITUTIONAL
DEVELOPMENT support the effective and

                                                                    Introduction

efficient management of court cases, and efforts to modernise the justice system to improve service delivery.

The DEPARTMENT OF SAFETY AND SECURITY receives a further R3,6 billion over the
MTEF to increase police capacity provide for the introduction of a paid reservist system, and assist SAPS with preparations for the 2010 Soccer World
Cup.

R431 million in additional allocations to the DEPARTMENT OF COMMUNICATIONS represent an increase in transfer payments to the Independent Communications
Authority of South Africa, and to Sentech to upgrade its signal distribution infrastructure.

An additional allocation of R865 million over the medium term to the DEPARTMENT
OF ENVIRONMENTAL AFFAIRS AND TOURISM will provide for a range of infrastructure projects and for tourism marketing and promotion.

Additional resources totalling R3 billion over the next three years will provide for a step up in the integrated housing and human settlement development grant.
In the DEPARTMENT OF HOUSING, the Social Housing programme receives an increase of R110 million in 2006/07, R180 million in 2007/08 and R280 million in 2008/09.

The DEPARTMENT OF MINERALS AND ENERGY receives a further allocation of R400 million for increased capacity and a step up in the transfers to the Nuclear
Energy Corporation of South Africa and the National Nuclear Regulator.

The DEPARTMENT OF SCIENCE AND TECHNOLOGY receives an additional R428 million in
2006/07, R465 million in 2007/08 and R675 million in 2008/09, mainly for targeted research and development, and to retain and train scientists.
Additional resources also include an amount of R158 million in 2006/07 for new office accommodation for the department.

An addition of R2,3 billion to the DEPARTMENT OF TRADE AND INDUSTRY over the next three years provides support to industrial development zones and the development of an industrial policy for the country. Additional resources also make provision for a further transfer of R580 million to the Pebble Bed Modular
Reactor company in 2006/07.

The DEPARTMENT OF TRANSPORT is allocated an additional R694 million, R1,2 billion and R1,9 billion over the MTEF for road infrastructure, and for the recapitalisation of passenger rail networks and coaches. Of these allocations,
R239 million is earmarked for the restructuring of the Road Accident Fund, transport regulation, and a rural transport strategy. The new public transport infrastructure and systems grant to local government receives R700 million in
2006/07, R1 billion in 2007/08 and R1,8 billion in 2008/09. A total of R7,1 billion is allocated as a conditional grant for the Gautrain Rapid Rail Link.

The DEPARTMENT OF WATER AFFAIRS AND FORESTRY receives an additional R599 million in 2006/07, R543 million in 2007/08 and R1 billion in 2008/09 for the construction of the De Hoop Dam and the refurbishment of water schemes.

OVERVIEW OF EXPENDITURE

The main budget provides for total expenditure of R472,7 billion in 2006/07, increasing to R571,3 billion in 2008/09. Real non-interest expenditure grows strongly at a rate of 7 per cent a year over the MTEF. The estimates also include a contingency reserve to deal with unforeseen circumstances. This provides for allocations that may be voted in the Adjusted Estimates of National
Expenditure later in the year to provide for expenditure that is currently unforeseen and that is unavoidable. In subsequent budgets, any unused funds in the contingency reserve may be drawn down to accommodate adverse macroeconomic developments, make funds available following natural or other disasters, or respond to any new government priorities.

                                                                               v

2006 Estimates of National Expenditure

How all these funds are allocated is detailed in the pages of this publication, with a consolidated account provided in the summary tables here.

Table 1: Main budget framework

Table 2: Additional allocation to national votes

Table 3: Expenditure by national vote: 2002/03 to 2008/09

Table 4: Economic classification of expenditure: 2002/03 to 2008/09

Table 5: Amounts to be appropriated from the National Revenue Fund for 2006/07

Table 6a: Conditional grants to provinces

Table 6b: Conditional grants to local government (municipalities)

Table 7: Training expenditure per vote

Table 8: Infrastructure spending by vote

TABLE 1 MAIN BUDGET FRAMEWORK, 2002/03 - 2008/09

                                      2002/03    2003/04    2004/05    2005/06    2006/07    2007/08    2008/09

                                           AUDITED OUTCOME            REVISED        MEDIUM-TERM ESTIMATES
R MILLION                                                             ESTIMATE
---------------------------------------------------------------------------------------------------------------

REVENUE (NATIONAL REVENUE FUND)
Tax revenue (gross)                   282 210    302 508    354 980    417 050    456 786    501 670    558 106
Departmental & other receipts, and      4 558      6 646      6 202      8 180      9 320     10 677     11 436
repayments
Less: SACU payments                    -8 259     -9 723    -13 328    -14 145    -19 744    -20 344    -22 451
---------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                         278 508    299 431    347 854    411 085    446 362    492 003    547 091
Percentage of GDP                       23.2%      23.4%      24.5%      26.4%      26.0%      26.1%      26.1%
---------------------------------------------------------------------------------------------------------------
EXPENDITURE
State debt cost                        46 808     46 313     48 851     51 160     52 049     53 324     55 716
Percentage of GDP                        3.9%       3.6%       3.4%       3.3%       3.0%       2.8%       2.7%
Current payments(1)                    52 948     57 854     63 450     72 809     82 481     89 667     96 444
Transfers and subsidies               187 496    220 104    250 826    289 353    329 319    363 582    402 077
Payments for capital assets(1)          4 273      4 439      5 414      5 653      6 376      7 601      9 030
Contingency reserve                        --         --         --         --      2 500      5 000      8 000
---------------------------------------------------------------------------------------------------------------
TOTAL EXPENDITURE                     291 524    328 709    368 541    418 976    472 725    519 174    571 268
Percentage of GDP                       24.3%      25.7%      26.0%      26.9%      27.6%      27.5%      27.3%
---------------------------------------------------------------------------------------------------------------
DEFICIT                               -13 016    -29 278    -20 687     -7 891    -26 363    -27 171    -24 177
Percentage of GDP                       -1.1%      -2.3%      -1.5%      -0.5%      -1.5%      -1.4%      -1.2%
---------------------------------------------------------------------------------------------------------------
Gross domestic product              1 198 344  1 281 438  1 419 991  1 559 580  1 714 528  1 884 866  2 095 911
---------------------------------------------------------------------------------------------------------------

1.   Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.

                                                                    Introduction

TABLE 2 ALLOCATION OF ADDITIONAL FUNDS TO NATIONAL DEPARTMENTS, INCLUDING
CONDITIONAL GRANTS, 2006/07 - 2008/09

                                             2006/07   2007/08   2008/09   TOTAL

R THOUSANDS                                          MEDIUM-TERM ESTIMATES
---------------------------------------------------------------------------------

CENTRAL GOVERNMENT ADMINISTRATION              1 317     1 759     2 532    5 608
 1. The Presidency                                27        29        26       82
 2. Parliament                                    40        45        50      135
 3. Foreign Affairs                              229       370       367      966
 4. Home Affairs                                  78       130       670      878
 5. Provincial and Local Government               23        28         6       57
 6. Public Works                                 920     1 157     1 413    3 490
FINANCIAL AND ADMINISTRATIVE SERVICES          1 536     2 075     2 982    6 593
 7. Government Communication and
    Information System                            27        47        59      133
 8. National Treasury                            593     1 809     2 538    4 940
 9. Public Enterprises                           600        25        30      655
10. Public Service and Administration            147        70        80      297
11. Public Service Commission                      1         1         1        3
12. SA Management Development Institute           --        --        --       --
13. Statistics South Africa                      168       123       274      565
SOCIAL SERVICES                                1 799     2 925     4 188    8 912
14. Arts and Culture                              58       280       656      994
15. Education                                    385       787     1 340    2 512
16. Health                                       577       792       907    2 276
17. Labour                                        --        --        --       --
18. Social Development                           660       910     1 090    2 660
19. Sport and Recreation South Africa            119       156       195      470
JUSTICE AND PROTECTION SERVICES                1 740     2 943     5 131    9 814
20. Correctional Services                         --        40        70      110
21. Defence                                      876     1 384     2 053    4 313
22. Independent Complaints Directorate             4         7        13       24
23. Justice and Constitutional Development       350       550       900    1 800
24. Safety and Security                          510       962     2 095    3 567
ECONOMIC SERVICES AND INFRASTRUCTURE           7 166     7 673    10 081   24 920
25. Agriculture                                   --        --        --       --
26. Communications                               135       105       105      345
27. Environmental Affairs and Tourism            109       322       434      865
28. Housing                                      800     1 200     1 500    3 500
29. Land Affairs                                  --        --        --       --
30. Minerals and Energy                           94       152       154      400
31. Science and Technology                       428       465       675    1 568
32. Trade and Industry                           366       565       765    1 696
33. Transport                                  4 635     4 321     5 411   14 367
34. Water Affairs and Forestry                   599       543     1 037    2 179
---------------------------------------------------------------------------------
TOTAL                                         13 558    17 375    24 914   55 847
=================================================================================

                                                                             vii

2006 Estimates of National Expenditure

TABLE 3 EXPENDITURE BY NATIONAL VOTE 2002/03 TO 2008/09

                                                                                                           ADJUSTED
                                                                        AUDITED OUTCOME               APPROPRIATION
                                                            -------------------------------------------------------
R THOUSAND                                                      2002/03       2003/04       2004/05         2005/06
-------------------------------------------------------------------------------------------------------------------

CENTRAL GOVERNMENT ADMINISTRATION
The Presidency                                                  138 790       142 699       167 694         216 463
Parliament                                                      307 361       448 541       580 768         672 412
Foreign Affairs                                               2 370 814     2 163 769     2 393 085       2 737 130
Home Affairs                                                  1 430 029     2 022 015     2 069 443       3 119 074
Provincial and Local Government                               6 569 957     9 456 254    13 138 230      15 978 993
Public Works                                                  1 745 369     2 024 509     2 244 409       2 358 871
FINANCIAL AND ADMINISTRATION SERVICES
Government Communication and Information System                 158 531       185 989       211 291         258 276
National Treasury                                             9 862 981    12 111 911    13 509 961      14 194 467
Public Enterprises                                              210 531        83 966       678 686       2 675 908
Public Service and Administration                               138 604       155 921       128 537         188 433
Public Service Commission                                        61 961        69 272        76 976          92 435
South African Management Development Institute                   30 740        36 938        34 387          57 047
Statistics South Africa                                         376 310       300 266       371 234         741 357
SOCIAL SERVICES
Arts and Culture                                                609 905       924 057     1 113 751       1 133 020
Education                                                     9 326 444    10 557 016    11 340 379      12 629 916
Health                                                        7 135 936     7 735 555     8 454 861      10 039 399
Labour                                                        1 336 574     1 071 848     1 163 530       1 382 305
Social Development                                           30 223 068    39 357 272    47 766 267      56 121 745
Sport and Recreation South Africa                               172 629       224 087       282 530         458 912
JUSTICE AND PROTECTION SERVICES
Correctional Services                                         7 505 453     7 849 714     8 828 792       9 888 887
Defence                                                      19 472 911    20 504 686    20 201 343      23 516 178
Independent Complaints Directorate                               35 583        41 280        46 984          54 791
Justice and Constitutional Development                        3 986 575     4 236 415     4 670 011       5 456 030
Safety and Security                                          20 380 135    22 692 887    25 414 522      29 361 276
ECONOMIC SERVICES AND INFRASTRUCTURE
Agriculture                                                     933 263     1 194 776     1 408 183       1 996 592
Communications                                                  895 349       849 545     1 663 933       1 046 828
Environmental Affairs and Tourism                             1 384 299     1 455 644     1 660 500       1 782 839
Housing                                                       4 218 095     4 559 955     4 808 423       5 272 509
Land Affairs                                                  1 102 318     1 635 880     2 021 990       3 927 132
Minerals and Energy                                           1 867 016     1 812 453     1 876 428       2 271 580
Science and Technology                                        1 101 446     1 391 582     1 632 877       2 044 455
Trade and Industry                                            2 107 166     2 349 229     2 521 895       3 332 556
Transport                                                     5 718 184     6 232 543     6 679 868      10 741 005
Water Affairs and Forestry                                    3 743 405     4 251 462     3 857 677       4 022 512
-------------------------------------------------------------------------------------------------------------------
TOTAL APPROPRIATION BY VOTE                                 146 657 733   170 129 938   193 019 445     229 771 329
Plus:
DIRECT CHARGES ON THE NATIONAL REVENUE FUND
State debt cost (National Treasury)                          46 807 724    46 312 940    48 851 192      51 849 000
Provincial equitable share (National Treasury)               93 895 283   107 538 362   120 884 502     135 291 632
Skills development programme (Labour)                         3 259 460     3 777 008     4 725 396       4 934 000
Judges and Magistrates salaries (Justice and Constitional       699 235       729 703       829 355         849 977
Development)
Members remuneration (Parliament)                               172 829       191 331       203 903         213 149
President and Deputy President salaries (The Presidency)          1 684         1 744         2 001           1 993
-------------------------------------------------------------------------------------------------------------------
TOTAL DIRECT CHARGES ON THE NATIONAL REVENUE FUND           291 493 948   328 681 026   368 515 794     422 911 080
Standing appropriations                                          30 021        28 162        25 401          22 000
Unallocated                                                          --            --            --              --
Contingency reserve                                                  --            --            --              --
Projected underspending                                              --            --            --     (2 500 000)
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                       291 523 969   328 709 188   368 541 195     420 433 080
===================================================================================================================

                                                                    Introduction

                         TABLE 3 EXPENDITURE BY NATIONAL VOTE 2002/03 TO 2008/09

    REVISED
   ESTIMATE      MEDIUM-TERM EXPENDITURE ESTIMATES
-----------------------------------------------------
    2005/06       2006/07       2007/08       2008/09                                          R THOUSAND
---------------------------------------------------------------------------------------------------------

                                                        CENTRAL GOVERNMENT ADMINISTRATION
    193 463       255 923       269 592       278 622   The Presidency
    499 570       782 133       835 727       881 889   Parliament
  2 612 130     3 042 149     3 409 363     3 645 538   Foreign Affairs
  2 940 674     2 800 405     3 053 800     3 742 585   Home Affairs
 15 978 267    24 903 440    27 824 445    31 453 046   Provincial and Local Government
  2 148 870     3 080 181     3 494 610     3 873 159   Public Works
                                                        FINANCIAL AND ADMINISTRATION SERVICES
    252 576       288 037       319 456       345 893   Government Communication and Information System
 13 957 967    15 547 945    18 510 385    19 769 440   National Treasury
  2 675 908       683 457       117 966       127 703   Public Enterprises
    188 433       325 610       255 735       275 058   Public Service and Administration
     92 095        96 328       101 531       106 573   Public Service Commission
     57 047        58 918        57 126        56 954   South African Management Development Institute
    711 462     1 074 483       930 189     1 084 996   Statistics South Africa
                                                        SOCIAL SERVICES
  1 129 220     1 318 476     1 534 019     1 975 924   Arts and Culture
 12 611 734    14 129 233    15 342 923    16 690 271   Education
  9 788 672    11 269 996    12 015 132    12 702 763   Health
  1 349 902     1 512 749     1 596 865     1 677 385   Labour
 55 788 952    62 005 460    67 222 108    73 347 351   Social Development
    458 912       352 153       399 222       450 439   Sport and Recreation South Africa
                                                        JUSTICE AND PROTECTION SERVICES
  9 768 887    10 630 712    11 767 489    12 451 186   Correctional Services
 23 516 178    23 830 105    24 665 776    25 733 754   Defence
     54 791        65 906        73 891        83 367   Independent Complaints Directorate
  5 456 030     6 269 880     6 953 270     7 688 202   Justice and Constitutional Development
 29 361 276    32 557 731    35 559 045    38 482 774   Safety and Security
                                                        ECONOMIC SERVICES AND INFRASTRUCTURE
  1 911 592     1 957 648     2 193 490     2 299 656   Agriculture
  1 042 690     1 280 194     1 305 073     1 373 612   Communications
  1 766 839     2 018 053     2 412 771     2 632 277   Environmental Affairs and Tourism
  5 255 509     6 860 883     8 575 608     9 450 890   Housing
  2 963 366     4 852 196     5 677 519     5 994 335   Land Affairs
  2 271 580     2 548 272     2 716 913     2 954 312   Minerals and Energy
  2 044 455     2 614 093     2 908 479     3 250 497   Science and Technology
  3 145 533     3 665 912     3 957 583     4 327 364   Trade and Industry
 10 553 597    12 870 458    13 599 312    15 513 071   Transport
  3 758 912     4 476 545     4 809 347     5 625 984   Water Affairs and Forestry
-----------------------------------------------------------------------------------------------------------------
226 307 085   260 025 664   284 465 760   310 346 870   TOTAL APPROPRIATION BY VOTE
                                                        Plus:
                                                        DIRECT CHARGES ON THE NATIONAL REVENUE FUND
 51 160 000    52 049 000    53 324 000    55 716 000   State debt cost (National Treasury)
135 291 632   150 752 930   167 701 393   187 099 825   Provincial equitable share (National Treasury)
  4 934 000     5 500 000     6 000 000     6 500 000   Skills development programme (Labour)
  1 047 296     1 042 665     1 114 547     1 182 789   Judges and Magistrates salaries (Justice and Constitional
                                                        Development)
    211 876       229 218       241 367       253 979   Members remuneration (Parliament)
      1 989         2 113         2 219         2 352   President and Deputy President salaries (The Presidency)
-----------------------------------------------------------------------------------------------------------------
418 953 878   469 601 590   512 849 286   561 101 815   TOTAL DIRECT CHARGES ON THE NATIONAL REVENUE FUND
     22 000        23 320        24 486        26 029   Standing appropriations
         --       600 000     1 300 000     2 140 000   Unallocated
         --     2 500 000     5 000 000     8 000 000   Contingency reserve
         --            --            --            --   Projected underspending
-----------------------------------------------------------------------------------------------------------------
418 975 878   472 724 910   519 173 772   571 267 844   TOTAL
=================================================================================================================

                                                                              ix

2006 Estimates of National Expenditure

TABLE 4 ECONOMIC CLASSIFICATION OF EXPENDITURE 2002/03 TO 2008/09

                                                                                                     ADJUSTED
                                                                  AUDITED OUTCOME               APPROPRIATION
                                                      -------------------------------------------------------
R THOUSAND                                                2002/03       2003/04       2004/05         2005/06
-------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS
COMPENSATION OF EMPLOYEES                              35 699 944    38 525 892    41 447 275      48 882 299
Salaries and wages                                     28 031 735    30 316 452    32 867 932      38 731 761
Social contributions                                    7 668 209     8 209 440     8 579 342      10 150 539
GOODS AND SERVICES                                     17 388 648    19 435 113    21 648 828      25 355 012
INTEREST AND RENT ON LAND                              46 841 591    46 347 455    48 851 805      51 850 650
Interest                                               46 835 819    46 340 744    48 851 193      51 849 000
Rent on land                                                5 772         6 711           612           1 650
FINANCIAL TRANSACTIONS IN ASSETS AND LIABILITIES           51 760       111 419       691 991           1 200
UNAUTHORISED EXPENDITURE                                       --            --            --              --
-------------------------------------------------------------------------------------------------------------
TOTAL CURRENT PAYMENTS                                 99 981 943   104 419 879   112 639 899     126 089 161
-------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES TO:
PROVINCES AND MUNICIPALITIES                          116 059 247   135 065 945   152 623 682     172 347 990
PROVINCES                                             107 375 564   122 833 791   137 928 601     154 691 889
Provincial Revenue Funds                              107 317 364   122 673 126   137 835 558     154 528 280
Provincial agencies and funds                              58 200       160 665        93 043         163 609
MUNICIPALITIES                                          8 683 683    12 232 154    14 695 081      17 656 101
Municipal bank accounts                                 8 683 683    12 232 154    14 695 063      17 656 101
Municipal agencies and funds                                   --            --            18              --
DEPARTMENTAL AGENCIES AND ACCOUNTS                     24 813 841    26 987 529    29 057 611      37 482 355
Social security funds                                     344 983        18 010        12 013       2 714 001
Departmental agencies (non-business entities)          24 468 858    26 969 519    29 045 598      34 768 354
UNIVERSITIES AND TECHNIKONS                             7 528 529     8 382 933     9 328 397       9 933 311
PUBLIC CORPORATIONS AND PRIVATE ENTERPRISES             7 267 427     7 784 493     9 798 720      12 385 735
PUBLIC CORPORATIONS                                     4 879 098     5 001 346     6 681 093       8 863 973
Subsidies on products or production                     3 752 124     3 755 564     3 924 796       4 290 181
Other transfers                                         1 126 974     1 245 782     2 756 297       4 573 792
PRIVATE ENTERPRISES                                     2 388 329     2 783 147     3 117 627       3 521 762
Subsidies on products or production                     2 338 106     2 644 668     2 909 289       3 165 003
Other transfers                                            50 223       138 479       208 338         356 759
FOREIGN GOVERNMENTS AND INTERNATIONAL ORGANISATIONS       700 792       817 578       709 244       1 019 454
NON-PROFIT INSTITUTIONS                                   325 759       484 999       574 509         576 136
HOUSEHOLDS                                             30 543 886    40 298 589    48 369 862      57 187 410
Social benefits                                        29 217 477    38 465 238    46 506 605      53 276 361
Other transfers to households                           1 326 409     1 833 351     1 863 257       3 911 049
-------------------------------------------------------------------------------------------------------------
TOTAL TRANSFERS AND SUBSIDIES                         187 239 481   219 822 066   250 462 025     290 932 391
-------------------------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS
BUILDINGS AND OTHER FIXED STRUCTURES                    2 194 552     2 261 307     2 691 101       3 267 110
Buildings                                               1 734 511     1 712 877     2 262 303       2 594 574
Other fixed structures                                    460 041       548 430       428 798         672 536
MACHINERY AND EQUIPMENT                                 2 043 091     2 157 632     2 656 671       2 402 625
Transport equipment                                       676 138       926 136     1 063 079         939 206
Other machinery and equipment                           1 366 953     1 231 496     1 593 592       1 463 419
CULTIVATED ASSETS                                              63            89           271              25
SOFTWARE AND OTHER INTANGIBLE ASSETS                       17 686        18 795        65 827         219 768
LAND AND SUBSOIL ASSETS                                    17 132         1 258            --              --
-------------------------------------------------------------------------------------------------------------
TOTAL PAYMENTS FOR CAPITAL ASSETS                       4 272 524     4 439 081     5 413 870       5 889 528
-------------------------------------------------------------------------------------------------------------
TOTAL                                                 291 493 948   328 681 026   368 515 794     422 911 080
=============================================================================================================
Standing appropriations                                    30 021        28 162        25 401          22 000
Unallocated                                                    --            --            --              --
Contingency reserve                                            --            --            --              --
Projected underspending                                        --            --            --     (2 500 000)
-------------------------------------------------------------------------------------------------------------
TOTAL                                                 291 523 969   328 709 188   368 541 195     420 433 080
=============================================================================================================

x

                                                                    Introduction

               TABLE 4 ECONOMIC CLASSIFICATION OF EXPENDITURE 2002/03 TO 2008/09

    REVISED
   ESTIMATE      MEDIUM-TERM EXPENDITURE ESTIMATES
-----------------------------------------------------
    2005/06       2006/07       2007/08       2008/09                                            R THOUSAND
-----------------------------------------------------------------------------------------------------------

                                                        CURRENT PAYMENTS
 47 914 575    54 080 725    58 866 978    62 971 152   COMPENSATION OF EMPLOYEES
 37 959 422    43 350 817    47 166 164    50 317 676   Salaries and wages
  9 955 154    10 729 908    11 700 814    12 653 477   Social contributions
 25 154 648    28 616 064    30 986 759    33 447 822   GOODS AND SERVICES
 51 170 738    52 050 749    53 324 768    55 716 806   INTEREST AND RENT ON LAND
 51 160 000    52 049 000    53 324 000    55 716 000   Interest
     10 738         1 749           768           806   Rent on land
     38 526            --            --            --   FINANCIAL TRANSACTIONS IN ASSETS AND
                                                        LIABILITIES
         --            --            --            --   UNAUTHORISED EXPENDITURE
-----------------------------------------------------------------------------------------------------------
124 278 487   134 747 538   143 178 505   152 135 780   TOTAL CURRENT PAYMENTS
-----------------------------------------------------------------------------------------------------------
                                                        TRANSFERS AND SUBSIDIES TO:
172 145 644   204 414 189   228 554 886   255 177 650   Provinces and municipalities
154 489 608   177 101 383   196 978 817   218 315 778   PROVINCES
154 395 999   176 679 371   196 350 704   217 481 422   Provincial Revenue Funds
     93 609       422 012       628 113       834 356   Provincial agencies and funds
 17 656 036    27 312 806    31 576 069    36 861 872   MUNICIPALITIES
 17 656 036    27 312 806    31 376 069    36 501 872   Municipal bank accounts
         --            --       200 000       360 000   Municipal agencies and funds
 37 418 586    36 891 901    39 311 065    42 849 722   DEPARTMENTAL AGENCIES AND ACCOUNTS
  2 714 001        11 601        12 131        12 856   Social security funds
 34 704 585    36 880 300    39 298 934    42 836 866   Departmental agencies (non-business
                                                        entities)
  9 933 311    10 840 705    11 668 590    12 622 504   UNIVERSITIES AND TECHNIKONS
 12 280 737    11 063 442    11 619 911    12 518 585   PUBLIC CORPORATIONS AND PRIVATE
                                                        ENTERPRISES
  8 813 973     7 451 477     7 884 578     8 475 545   PUBLIC CORPORATIONS
  4 290 181     4 747 093     5 475 468     6 343 951   Subsidies on products or production
  4 523 792     2 704 384     2 409 110     2 131 594   Other transfers
  3 466 764     3 611 965     3 735 333     4 043 039   PRIVATE ENTERPRISES
  3 164 942     3 335 169     3 448 432     3 745 305   Subsidies on products or production
    301 822       276 796       286 901       297 734   Other transfers
    938 582       976 430     1 088 975     1 206 764   FOREIGN GOVERNMENTS AND INTERNATIONAL ORGANISATIONS
    576 205     1 005 831     1 243 096     1 431 421   NON-PROFIT INSTITUTIONS
 55 729 070    63 685 529    69 583 743    75 729 195   HOUSEHOLDS
 52 974 108    59 058 759    64 102 790    69 893 015   Social benefits
  2 754 962     4 626 770     5 480 953     5 836 180   Other transfers to households
-----------------------------------------------------------------------------------------------------------
289 022 135   328 878 027   363 070 264   401 535 841   TOTAL TRANSFERS AND SUBSIDIES
-----------------------------------------------------------------------------------------------------------
                                                        PAYMENTS FOR CAPITAL ASSETS
  2 821 436     3 317 020     3 952 146     4 641 907   BUILDINGS AND OTHER FIXED STRUCTURES
  2 333 574     3 059 385     3 518 766     4 304 320   Buildings
    487 862       257 635       433 380       337 587   Other fixed structures
  2 646 249     2 610 929     2 585 001     2 702 169   MACHINERY AND EQUIPMENT
  1 199 878     1 066 956     1 113 143     1 167 214   Transport equipment
  1 446 371     1 543 973     1 471 858     1 534 955   Other machinery and equipment
        158            --            --            --   CULTIVATED ASSETS
    185 413        47 926        63 299        86 049   SOFTWARE AND OTHER INTANGIBLE ASSETS
         --           150            70            70   LAND AND SUBSOIL ASSETS
-----------------------------------------------------------------------------------------------------------
  5 653 256     5 976 025     6 600 516     7 430 194   TOTAL PAYMENTS FOR CAPITAL ASSETS
-----------------------------------------------------------------------------------------------------------
418 953 878   469 601 590   512 849 286   561 101 815   TOTAL
===========================================================================================================
     22 000        23 320        24 486        26 029   Standing appropriations
         --       600 000     1 300 000     2 140 000   Unallocated
         --     2 500 000     5 000 000     8 000 000   Contingency reserve
         --            --            --            --   Projected underspending
-----------------------------------------------------------------------------------------------------------
418 975 878   472 724 910   519 173 772   571 267 844   TOTAL
===========================================================================================================

                                                                              xi

2006 Estimates of National Expenditure

TABLE 5 AMOUNTS TO BE APPROPRIATED FROM THE NATIONAL REVENUE FUND FOR 2006/07

                                           APPROPRIATED       CURRENT     TRANSFERS    PAYMENTS          TO BE     INCREASE/
                                             (INCLUDING      PAYMENTS           AND         FOR   APPROPRIATED    (DECREASE)
                                              STATUTORY                   SUBSIDIES     CAPITAL
                                               AMOUNTS)                                  ASSETS
                                           -------------------------------------------------------------------
R THOUSAND                                      2005/06                          2006/07
----------------------------------------------------------------------------------------------------------------------------

CENTRAL GOVERNMENT ADMINISTRATION
The Presidency                                  215 456       225 352        26 407       6 277        258 036        42 580
Parliament                                      885 561       830 570       158 061      22 720      1 011 351       125 790
Foreign Affairs                               2 595 071     2 158 818       485 579     397 752      3 042 149       447 078
Home Affairs                                  2 972 711     1 844 348       361 169     594 888      2 800 405     (172 306)
Provincial and Local Government              15 580 777       322 600    24 574 782       6 058     24 903 440     9 322 663
Public Works                                  5 554 051     1 251 595     1 226 310     602 276      3 080 181   (2 473 870)
FINANCIAL AND ADMINISTRATION SERVICES
Government Communication and Information        249 130       192 937        93 083       2 017        288 037        38 907
System
National Treasury                           201 821 899    54 476 774   163 860 550      12 551    218 349 875    16 527 976
Public Enterprises                               91 983       101 905       581 086         466        683 457       591 474
Public Service and Administration               167 726       323 027           409       2 174        325 610       157 884
Public Service Commission                        82 050        94 654            92       1 582         96 328        14 278
South African Management Development             57 047        33 466        23 063       2 389         58 918         1 871
Institute
Statistics South Africa                         691 257     1 031 654           812      42 017      1 074 483       383 226
SOCIAL SERVICES
Arts and Culture                              1 082 699       232 999     1 080 681       4 796      1 318 476       235 777
Education                                    12 397 064       575 864    13 546 832       6 537     14 129 233     1 732 169
Health                                        9 825 237       808 864    10 433 090      28 042     11 269 996     1 444 759
Labour                                        6 313 977     1 117 202     5 872 945      22 602      7 012 749       698 772
Social Development                           56 549 127       277 304    61 722 516       5 640     62 005 460     5 456 333
Sport and Recreation South Africa               203 628       177 242       172 336       2 575        352 153       148 525
JUSTICE AND PROTECTION SERVICES
Correctional Services                         9 234 085     9 234 476        32 348   1 363 888     10 630 712     1 396 627
Defence                                      22 459 432    14 896 326     8 635 529     298 250     23 830 105     1 370 673
Independent Complaints Directorate               49 522        64 034            72       1 800         65 906        16 384
Justice and Constitutional Development        5 922 038     6 050 504       803 017     459 024      7 312 545     1 390 507
Safety and Security                          28 456 995    30 599 004       375 728   1 582 999     32 557 731     4 100 736
ECONOMIC SERVICES AND INFRASTRUCTURE
Agriculture                                   1 684 738       882 202     1 042 387      33 059      1 957 648       272 910
Communications                                1 017 503       304 320       968 884       6 990      1 280 194       262 691
Environmental Affairs and Tourism             1 723 111       615 129     1 388 862      14 062      2 018 053       294 942
Housing                                       5 191 712       373 512     6 483 438       3 933      6 860 883     1 669 171
Land Affairs                                  3 881 513       990 648     3 806 189      55 359      4 852 196       970 683
Minerals and Energy                           2 117 585       534 923     2 008 633       4 716      2 548 272       430 687
Science and Technology                        1 986 639       180 770     2 299 469     133 854      2 614 093       627 454
Trade and Industry                            3 076 331       769 869     2 887 190       8 853      3 665 912       589 581
Transport                                     7 602 159       538 852    12 293 670      37 936     12 870 458     5 268 299
Water Affairs and Forestry                    3 557 412     2 635 794     1 632 808     207 943      4 476 545       919 133
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                       415 297 225   134 747 538   328 878 027   5 976 025    469 601 590    54 304 365
============================================================================================================================

                                                                    Introduction

TABLE 6A SUMMARY OF CONDITIONAL GRANTS TO PROVINCES(1)

                                                                       ADJUSTED     REVISED
                                      AUDITED OUTCOME             APPROPRIATION    ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATES
                              -------------------------------------------------------------------------------------------------
R THOUSAND                       2002/03     2003/04     2004/05        2005/06     2005/06     2006/07     2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------------------

CENTRAL GOVERNMENT
ADMINISTRATION
Provincial and Local             241 244     259 552     220 459             --      40 700          --          --          --
Government
FINANCIAL MANAGEMENT
AND ADMINISTRATION SERVICES
National Treasury              1 950 000   2 534 488   3 348 362      3 730 773   3 730 773   4 118 119   5 324 025   5 696 707
SOCIAL SERVICES
Education                        936 100   1 135 930     990 504      1 048 444   1 248 444   1 712 507   1 899 633   2 195 392
Health                         6 353 263   6 783 153   7 443 544      8 665 835   8 906 855  10 033 366  10 720 982  11 343 229
Social Development                10 800          --          --        526 391          --          --          --          --
Sport and Recreation South            --          --       9 000         24 000      24 000     119 000     154 000     205 000
Africa
ECONOMIC SERVICES
AND INFRASTRUCTURE
Agriculture                       24 000      66 400     343 800        290 000     410 000     344 500     461 725     483 887
Housing                        3 906 674   4 355 239   4 589 137      4 867 876   4 867 876   6 349 949   7 937 946   8 721 382
Land Affairs                          --          --       6 250          8 000       8 000       8 000          --          --
Transport                             --          --          --             --          --   3 241 000   2 151 000   1 736 000
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                         13 422 081  15 134 762  16 951 056     19 161 319  19 236 648  25 926 441  28 649 311  30 381 597
===============================================================================================================================

(1). Detail provided in the Division of Revenue Act (2006).

TABLE 6B SUMMARY OF CONDITIONAL GRANTS TO LOCAL GOVERNMENT (MUNICIPALITIES)(1)

                                                                       ADJUSTED     REVISED
                                      AUDITED OUTCOME             APPROPRIATION    ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATES
                              -------------------------------------------------------------------------------------------------
R THOUSAND                       2002/03     2003/04     2004/05        2005/06     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

Provincial and Local           1 959 030   2 593 163   4 902 185      5 636 161   5 947 161   6 465 300   7 348 564   8 253 090
Government
Public Works                     259 820     262 357          --             --          --          --          --          --
FINANCIAL MANAGEMENT
AND ADMINISTRATION SERVICES
National Treasury                306 000     704 830     585 898        548 740     548 740     598 657   1 498 657   1 700 000
SOCIAL SERVICES
Sport and Recreation South        83 780     121 878     133 840             --          --          --          --          --
Africa
ECONOMIC SERVICES
AND INFRASTRUCTURE
Minerals and Energy              224 763     245 091     196 102        258 000     313 132     391 130     406 627     457 637
Transport                         39 744       9 100          --             --     241 710     519 000     624 000   1 790 000
Water Affairs and Forestry     1 042 511   1 294 500     341 145        172 292     164 512     500 000     550 000     600 000
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                          3 915 648   5 230 919   6 159 170      6 615 193   7 215 255   8 474 087  10 427 848  12 800 727
===============================================================================================================================

(1). Detail provided in the Division of Revenue Act (2006).

                                                                            xiii

2006 Estimates of National Expenditure

TABLE 7 SUMMARY OF TRAINING EXPENDITURE PER VOTE 2002/03 TO 2008/09

                                                                              ADJUSTED
                                                 AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                           -------------------------------------------------------------------------------
R THOUSAND                                 2002/03   2003/04   2004/05         2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------

CENTRAL GOVERNMENT ADMINISTRATION
The Presidency                                 532       770       886             900       1 000       1 240       1 500
Parliament                                     500     2 938     5 116           7 135       8 253       8 690       8 690
Foreign Affairs                              2 718     2 341     3 386           7 354      10 695      13 182      17 281
Home Affairs                                 5 912     7 046    20 033          27 191      31 831      35 495      38 659
Provincial and Local Government              1 047     2 679     2 686           1 600       1 390       1 463       1 537
Public Works                                 6 979     7 046    14 451           7 965      21 000      26 500      31 500
FINANCIAL AND ADMINISTRATION SERVICES
Government Communication and Information     1 462     2 969     3 472           2 612       2 634       2 892       3 030
System
National Treasury                            5 851     6 417     5 439           5 984       6 580       7 240       7 962
Public Enterprises                           1 965     1 313       877             714         857         921       1 008
Public Service and Administration            1 046     1 280     1 445           1 600       2 179       2 289       2 412
Public Service Commission                      519       393       658             507         867         649         758
South African Management Development           191       172       222             215         251         265         279
Institute
Statistics South Africa                      3 534     3 366     2 942           3 202      12 290      12 643      13 378
SOCIAL SERVICES
Arts and Culture                               624       638       670             690         750         789         818
Education                                    2 646     6 116       497           1 782       2 289       2 519       2 444
Health                                         725     1 237     1 386           1 158       4 200       4 410       4 631
Labour                                       7 002     6 342    37 470           7 937       8 159       8 559       8 980
Social Development                             571       682       953           1 120       1 248       1 317       1 385
Sport and Recreation South Africa              343       267       461             409       1 632       1 805       2 024
JUSTICE AND PROTECTION SERVICES
Correctional Services                       53 467    52 066    77 021         107 886     113 463     124 905     139 243
Defence                                     47 340    76 047    64 006          73 901      77 413      77 955      81 893
Independent Complaints Directorate             325       245       392             414         440         465         489
Justice and Constitutional Development      37 545    36 198    10 351          10 991      11 482      12 061      12 749
Safety and Security                        350 757   369 101   436 556         481 832     554 719     577 455     625 201
ECONOMIC SERVICES AND INFRASTRUCTURE
Agriculture                                  2 979     6 363     5 258           6 621       7 658       8 051       8 586
Communications                               3 294     2 968     3 995           3 772       3 311       3 466       3 675
Environmental Affairs and Tourism            1 099     1 175     1 865           2 227       2 391       2 542       2 700
Housing                                      2 399       951     2 504           5 563       5 728       5 898       6 080
Land Affairs                                 7 128     8 456     9 331          10 042      10 211       9 721      10 118
Minerals and Energy                          3 283     5 028     3 856           4 915       5 184       5 495       5 756
Science and Technology                         212     2 452     2 681           4 479       4 939       5 000       5 300
Trade and Industry                           4 016    10 802     4 318          12 883      12 235      12 788      13 145
Transport                                    4 086     3 832     3 508           3 287       3 431       3 637       3 855
Water Affairs and Forestry                  38 151    43 261    36 003          40 647      44 012      46 463      48 755
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                      600 248   672 957   764 695         849 535     974 721   1 028 770   1 115 821
==========================================================================================================================

                                                                    Introduction

TABLE 8 SUMMARY OF INFRASTRUCTURE SPENDING PER VOTE 2002/03 TO 2008/09

                                                                                     ADJUSTED
                                                    AUDITED OUTCOME             APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATES
                                         -------------------------------------------------------------------------------------------
R THOUSAND                                  2002/03      2003/04      2004/05         2005/06      2006/07      2007/08      2008/09
------------------------------------------------------------------------------------------------------------------------------------

CENTRAL GOVERNMENT ADMINISTRATION
Foreign Affairs                              87 700       77 602       56 703         132 000      253 000      316 000      223 000
Home Affairs                                 19 542       28 992       35 952          20 376      104 913       53 500       55 994
Provincial and Local Government           1 865 199    2 286 762    4 439 942       5 436 161    6 265 300    7 148 564    8 053 090
Public Works                                155 027      316 832      342 849         439 165      556 297      814 550    1 004 500
FINANCIAL AND ADMINISTRATION SERVICES
National Treasury                         1 984 920    2 546 488    3 354 699       3 750 773    4 168 119    6 274 025    7 196 707
SOCIAL SERVICES
Arts and Culture                             90 449      216 544      286 569         216 086      305 008      244 064      451 522
Education                                    12 822       42 805           --              --           --           --           --
Health                                      158 480      382 820      838 005       1 047 218    1 280 284    1 539 296    1 801 264
JUSTICE AND PROTECTION SERVICES
Correctional Services                       676 213      493 371      879 805         982 950    1 007 570    1 057 886    1 137 227
Defence                                     140 736      130 012      154 143         197 522      210 281      482 633      644 472
Justice and Constitutional Development      271 138      258 017      270 483         317 975      268 134      293 622      305 977
Safety and Security                         256 840      314 479      368 369         446 569      498 185      708 494    1 188 165
ECONOMIC SERVICES AND INFRASTRUCTURE
Agriculture                                  33 115       36 614       40 088          60 736       47 970       48 183       50 107
Communications                               36 710           --           --         100 000      150 000      150 000           --
Environmental Affairs and Tourism           237 000      269 326      237 364         158 002      169 776      325 556      395 090
Housing                                   3 800 674    4 246 239    4 473 597       4 843 480    6 349 949    7 937 946    8 721 382
Land Affairs                                  2 745        8 391        2 624           8 461        9 129        9 524       10 162
Minerals and Energy                         225 000      245 000      251 000         313 000    1 368 000    1 423 000    1 600 000
Science and Technology                           --           --           --              --      243 000      265 000      385 000
Trade and Industry                           58 200      164 482       93 043         268 640      491 942      701 540      911 361
Transport                                 1 112 072    1 129 694    1 159 276       1 495 343    5 767 550    5 746 428    6 834 627
Water Affairs and Forestry                2 024 758    2 307 630      600 572         627 672      802 322      940 070      988 055
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    13 249 340   15 502 100   17 885 083      20 862 129   30 316 729   36 479 881   41 957 702
====================================================================================================================================

Amounts include Mega infrastructure projects and programmes (over R250 million), other large infrastructure projects (over R20 million), groups of small projects or programmes, infrastructure transfers to other spheres, agencies and departments, fixed installations transferred to households and capital infrastructure maintenance. Details are provided in the annexure to each vote.

                                                                              xv

2006 Estimates of National Expenditure

INFORMATION CONTAINED IN EACH CHAPTER

The votes are arranged according to the functional groupings:

o    central government administration

o    financial and administrative services

o    social services

o    justice and protection services

o    economic services and infrastructure development.

This facilitates the analysis of interdepartmental initiatives and service delivery. The functional groupings in the ENE are informal and not consistent with the more rigorous functional classification of expenditure reported in the
Budget Review.

The chapters for each of the 34 votes contain the following information:

ACCOUNTABILITY INFORMATION

                                                2006/07        2007/08   2008/09
RAND THOUSAND                             TO BE APPROPRIATED
--------------------------------------------------------------------------------
MTEF ALLOCATIONS
   OF WHICH:
   Current payments
   Transfers and subsidies
   Payments for capital assets
--------------------------------------------------------------------------------
STATUTORY AMOUNTS
--------------------------------------------------------------------------------
Executive authority
Accounting officer
--------------------------------------------------------------------------------

The amount TO BE APPROPRIATED reflects the expenditure allocation for 2006/07 and corresponds with the 2006 Appropriation Bill. Estimates for the two outer years of the expenditure framework, 2007/08 and 2008/09, are also included. The appropriated and estimated totals are disaggregated into CURRENT PAYMENTS,
TRANSFERS AND SUBSIDIES, and PAYMENTS FOR CAPITAL ASSETS.

The EXECUTIVE AUTHORITY and ACCOUNTING OFFICER are specified to improve accountability.

AIM

The aim paragraph captures the social and economic outcomes that the department wishes to achieve, and corresponds with the Appropriation Bill.

PROGRAMME PURPOSES

Each programme is listed individually together with its purpose, as stated in the Appropriation Bill.

                                                                            xvii

2005 Estimates of National Expenditure

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

This section describes the department's strategic direction over the period under review. It includes policy developments and legislative changes that frame departmental spending plans.

EXPENDITURE ESTIMATES

The first table sets out expenditure first by PROGRAMME and then by ECONOMIC
CLASSIFICATION, showing:

o    AUDITED OUTCOMES for 2002/03 to 2004/05

o    the ADJUSTED APPROPRIATION and the REVISED ESTIMATE for 2005/06

o    the MEDIUM-TERM EXPENDITURE ESTIMATES for 2006/07 to 2008/09.

AUDITED OUTCOMES are presented as in the annual financial statements, with adjustments for structural changes and the devolution of the costs for leases and accommodation charges from the Department of Public Works.

ADJUSTED APPROPRIATION as presented to Parliament, shows the amendments made to the appropriation voted in the main budget for the year, with adjustments for structural changes and the devolution of the costs for leases and accommodation charges from the Department of Public Works.

The REVISED ESTIMATE for 2005/06 represents National Treasury's estimate, in consultation with departments, of estimated expenditure outcomes. This does not imply a change in the amount voted to the department in the 2005/06 adjusted appropriations.

The spending figures for 2006/07 make up the proposed appropriation that will form the basis for the main Appropriation Bill that has to be approved by
Parliament to fund from the National Revenue Fund. The direct charge on the
National Revenue Fund - statutory appropriations - are amounts appropriated to be spent in terms of statutes and not requiring appropriation by vote.

The MEDIUM-TERM EXPENDITURE ESTIMATES for 2007/08 and 2008/09 will form the basis for planning the 2007 Budget.

For comparability, where programme structures have been changed in recent years, expenditure has, where possible, been reallocated for all years according to the new programme structure.

EXPENDITURE TRENDS

The main expenditure trends and programme structure changes in the vote over the seven-year period are described, giving effect to policy development and service delivery objectives.

Where appropriate, average annual growth rates are calculated. Unless indicated
otherwise, these reflect nominal growth rates rather than real growth. Where real growth estimates are provided, expenditure estimates are deflated by CPIX.

A short description is provided on science and technology activities, historical expenditure trends and the departmental capacity to implement science and technology activities and funding of sector-specific research and development strategies.

A concise summary of the new allocations to the programme's baseline, as approved by Cabinet, is also provided.

Unless otherwise stated, the change in expenditure for a department over the
MTEF period, refers to the average annual growth rate between 2005/06 and
2008/09.

DEPARTMENTAL RECEIPTS

All departmental receipts for 2005/06 are described, as well as the anticipated revenue for the new MTEF period.

INFORMATION ON EACH PROGRAMME

Each programme section opens with a brief description of the programme and subprogrammes, which delineates, for the purpose of the Public Finance
Management Act, the activities and functions that may be accommodated within the approved programme structure.

Programme 1 is always Administration, which includes spending on the ministry, the director-general's office and central corporate services.

EXPENDITURE ESTIMATES (PER PROGRAMME)

Tables for each programme set out expenditure by SUBPROGRAMME and ECONOMIC
CLASSIFICATION. The table shows:

o    AUDITED OUTCOMES for 2002/03 to 2004/05

o    the ADJUSTED APPROPRIATION and REVISED ESTIMATES for 2005/06

o    the MEDIUM-TERM EXPENDITURE ESTIMATES for 2006/07 to 2008/09.

EXPENDITURE TRENDS (PER PROGRAMME)

Important expenditure trends for each programme are explained over the seven-year framework Reprioritisation, reflected in changes in the division of expenditure between programmes, is highlighted where significant. A detailed summary of the changes to the programme's baseline, as approved by Cabinet, is also provided.

Unless otherwise stated, the change in expenditure for a programme or subprogramme over the MTEF period, refers to the average annual growth rate between 2005/06 and 2008/09.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

Measurable objectives are defined as quantifiable results that can be achieved within a foreseeable time.

Information about service delivery outputs and targets are presented in two parts:

o    RECENT OUTPUTS highlight the main outputs achieved by the programme in 2005 in relation to the service delivery targets specified by the department in previous years.

o    SELECTED MEDIUM-TERM OUTPUT TARGETS sets out, for each subprogramme, the key service delivery outputs, with their measures and indicators, and their targets, over the medium term.

PUBLIC ENTITIES REPORTING TO THE MINISTER

Information on each of the public entities consists of the following:

o    the key legislative mandates in terms of which the entity was established and within which it operates

o    the financial data being presented for the entity, focusing on the sources of funding for the entity, key spending areas and expenditure trends, and an analysis of some of the more important items contained on the entity's balance sheet

o    the key outputs produced in the previous reporting periods and the strategic focus and planned outputs for the next MTEF period.

                                                                             xix

2005 Estimates of National Expenditure

ANNEXURES

Standard detailed tables are included in the annexure to each vote. These include:

o    Summary of expenditure trends and estimates per programme and economic classification

o    Summary of personnel numbers and compensation of employees

o    Summary of expenditure on training

o    Summary of conditional grants to provinces and local government
     (municipalities)

o    Summary of official development expenditure

o    Summary of expenditure on infrastructure

o    Summary of departmental public-private partnerships projects

                                                                          VOTE 1

PRESIDENCY

                                       2006/07         2007/08   2008/09
R THOUSAND                       TO BE APPROPRIATED
--------------------------------------------------------------------------
MTEF ALLOCATIONS                       255 923         269 592   278 622
   OF WHICH:
   Current payments                    223 239         238 405   246 071
   Transfers and subsidies              26 407          24 716    25 754
   Payments for capital assets           6 277           6 471     6 796
--------------------------------------------------------------------------
STATUTORY AMOUNTS                        2 113           2 219     2 352
--------------------------------------------------------------------------
Executive authority              Minister in the Presidency
Accounting officer               Chief Operating Officer in the Presidency
--------------------------------------------------------------------------

AIM

The aim of the Presidency is to provide leadership in developing and managing government's strategic agenda.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide effective and efficient administration for the Presidency.

PROGRAMME 2: SUPPORT SERVICES TO THE PRESIDENT AND DEPUTY PRESIDENT

Provide planning and strategic co-ordination of services to the political principals in their executive responsibilities.

PROGRAMME 3: COMMUNICATIONS

Provide communication, research and information services to enable the
Presidency to communicate effectively with the public and within government.

PROGRAMME 4: CABINET OFFICE

Provide strategic and administrative services to enable Cabinet to plan, make decisions on and ensure the implementation of government's agenda.

PROGRAMME 5: POLICY CO-ORDINATION

Provide policy advice and monitoring and evaluation services to enable the
Presidency, Cabinet and government to plan, co-ordinate and ensure the implementation of government's programmes.

PROGRAMME 6: NATIONAL YOUTH COMMISSION

Transfer voted funds to enable the National Youth Commission to fulfil its statutory mandate.

                                                                               1

2006 Estimates of National Expenditure

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The priority areas which continue to shape the Presidency are: strengthening the strategic leadership and organisational capacity of the Presidency to ensure better planning and service delivery; bringing the president and the deputy president closer to the public; and supporting the increasing involvement of the president in continental and international initiatives for economic development, good governance and peace. On a policy level, the emphasis has been on strengthening interventions aimed at integrating the second economy and the first economy to achieve government's objective of creating jobs and eradicating poverty.

Strengthening the strategic leadership and organisational capacity of the
Presidency

Support structures for the president, deputy president and minister has now been fully established. CabEnet and the leader of government business unit will strengthen strategic leadership and focus on institutional cohesion, improved service delivery and the effective alignment of operations with strategic objectives. The Forum of South African Directors-General (Fosad), led by the
director-general in the Presidency, has successfully facilitated provincial participation in the work of the director-general clusters.

Bringing the president and deputy president closer to the public

The Presidency, in close co-operation with other departments and spheres of government, continued with its imbizo programme, a key outreach initiative through which the president, deputy president and Cabinet meet with communities nationally to find out how service delivery is being experienced. The key izimbizo were the municipal izimbizo, part of the Department of Provincial and
Local Government's Project Consolidate, in which mayors and ward committees and the president and deputy president debated the issues and problems of local government and service delivery.

The Presidency continued improving its systems for partnerships with stakeholders through the presidential working groups, presidential advisory councils, the South African National Aids Council and the Moral Regeneration
Movement.

Support for the president's international role

The Presidency, together with other departments, has played a key role in supporting the president in carrying out his international mandate. There has been considerable progress in: the implementation of Nepad programmes; the establishment of the Pan African Parliament in South Africa; peace initiatives in Africa and moves towards restructuring the UN Security Council specifically and the UN reform process in general; improved capacity of the regional economic communities; implementation of infrastructure projects; and an appraisal of the progress made by African countries in achieving the millennium development goals. The Presidency also contributed to South Africa's successful bid to host the 2010 Soccer World Cup.

Improved integration of policy processes across government

Integrating policy processes across government remains a key challenge. The main internal structures to meet this challenge are the Cabinet office and the policy unit, which provide strategic and technical support and administrative support to the five director-general clusters.

The main focus of the Presidency over the 2006 medium-term expenditure framework
(MTEF) period will be: facilitating the implementation of the government-wide monitoring and evaluation system; facilitating the use of appropriate performance indicators for government's programme of action; improving policy review and co-ordination systems; aligning the programme of action, and monitoring and evaluating its impact; and facilitating actions for government to achieve its strategic agenda.

2

                                                          Vote 1: The Presidency

EXPENDITURE ESTIMATES

TABLE 1.1 THE PRESIDENCY

PROGRAMME                                                        ADJUSTED    REVISED
                                    AUDITED OUTCOME         APPROPRIATION   ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                              -----------------------------------------------------------------------------------------
R thousand                    2002/03   2003/04   2004/05            2005/06              2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------------

1. Administration              66 644    67 848    83 192          96 068     88 068      106 901   113 950   124 435
2. Support Services to         31 280    29 253    31 282          43 169     41 169       54 473    44 368    46 440
   the President and
   Deputy President
3. Communications               7 473     9 657    10 008          13 413     12 413       17 077    18 809    21 550
4. Cabinet Office               5 733     5 718     6 782          18 816      8 816       22 960    24 152    25 362
5. Policy Co-ordination        13 894    16 735    21 073          27 014     25 014       35 284    47 699    39 187
6. National Youth              13 766    13 488    15 357          17 983     17 983       19 228    20 614    21 647
   Commission
-----------------------------------------------------------------------------------------------------------------------
SUBTOTAL                      138 790   142 699   167 694         216 463    193 463      255 923   269 592   278 622
-----------------------------------------------------------------------------------------------------------------------
DIRECT CHARGE ON                1 684     1 744     2 001           1 993      1 989        2 113     2 219     2 352
NATIONAL REVENUE FUND
Salary of the President           924       923     1 130           1 075      1 066        1 140     1 197     1 269
Salary of the Deputy              760       821       871             918        923          973     1 022     1 083
President
-----------------------------------------------------------------------------------------------------------------------
TOTAL                         140 474   144 443   169 695         218 456    195 452      258 036   271 811   280 974
=======================================================================================================================
Change to 2005 Budget estimate                                      3 000   (20 004)       27 000    29 000    26 000
-----------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS              115 651   124 728   147 889         188 874    165 651      225 352   240 624   248 423
Compensation of                64 928    73 176    83 915         107 066     95 960      122 076   131 350   140 372
employees
Goods and services             50 507    51 552    63 672          81 808     69 691      103 276   109 274   108 051
of which:
Communication                   6 069     5 745     7 400           7 539      7 539        7 923     8 344     8 760
Computer Services                 689     1 038     2 998          13 984      3 984       17 821    18 857    19 803
Inventory                       3 623     4 594     3 424           4 318      4 318        4 486     4 723     4 960
Operating leases                1 671     2 133     1 631           1 769      1 769        1 839     1 936     2 033
Travel and subsistence         16 031    16 528    20 185          25 785     25 785       27 101    28 537    30 013
Venues and facilities           2 269     2 265     4 552           2 478      2 478        2 602     2 730     2 867
Mint of                         4 327     3 554     3 524           3 141      3 141        3 298     3 463     3 636
decorations/medals
Financial transactions in         216        --       302              --         --           --        --        --
assets and liabilities
TRANSFERS AND SUBSIDIES        13 988    13 724    17 030          25 827     26 046       26 407    24 716    25 754
Provinces and                     222       236       266             239        290           82        --        --
municipalities
Departmental agencies          13 766    13 488    16 357          24 983     24 983       23 228    24 614    25 647
and accounts
Public corporations and            --        --         7              92        158        3 097       102       107
private enterprises
Households                         --        --       400             513        615           --        --        --
PAYMENTS FOR CAPITAL           10 835     5 991     4 776           3 755      3 755        6 277     6 471     6 796
ASSETS
Machinery and equipment        10 835     5 991     3 879           3 637      3 153        6 127     6 321     6 638
Software and other                 --        --       897             118        602          150       150       158
intangible assets
-----------------------------------------------------------------------------------------------------------------------
TOTAL                         140 474   144 443   169 695         218 456    195 452      258 036   271 811   280 974
=======================================================================================================================

EXPENDITURE TRENDS

Expenditure grows steadily over the seven-year-period due to the building of capacity, especially at top management level, funding for the CabEnet project and an increase in transfers to the National Youth Commission. Having risen from
R138,8 million in 2002/03 to R216,5 million in 2005/06, at an average annual rate of 16 per cent, it is expected to rise more slowly at a rate of 8,8 per cent, to R278,6 million by 2008/09.

                                                                               3

2006 Estimates of National Expenditure

In the 2006 Budget, the Presidency receives additions to the baseline of R27 million, R29 million and R26 million over the MTEF period, which will be used for additional staff and for the national income dynamic survey.

A one-off allocation in 2006/07 has been made for the commemoration of the 30th anniversary of the 1976 uprisings (R10 million) and for hosting the seventh world assembly of Disabled People International Congress (R3 million).

DEPARTMENTAL RECEIPTS

Departmental receipts consist mainly of the recovery of loans and advances, and the renting of state property. Receipts are deposited into the National Revenue
Fund.

TABLE 1.2 DEPARTMENTAL RECEIPTS

                                                                             ADJUSTED
                                                AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                                          ---------------------------------------------------------------------------
R thousand                                2002/03   2003/04   2004/05         2005/06    2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                         271       882       509             314        115       119       123
Sales of goods and services produced by        74        94        67              91         90        93        95
department
Transfers received                             --       728        22              --         --        --        --
Interest, dividends and rent on land           29        28         5               8          8         8         8
Financial transactions in assets and          168        32       415             215         17        18        20
liabilities
---------------------------------------------------------------------------------------------------------------------
TOTAL                                         271       882       509             314        115       119       123
=====================================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 1.3 ADMINISTRATION

SUBPROGRAMME                                                       ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Minister (1)                         691       747       791             837          887       934       981
Management                        12 804    14 736    23 622          29 093       30 747    32 191    33 708
Corporate Services                53 149    52 365    58 779          66 138       75 267    80 825    89 746
---------------------------------------------------------------------------------------------------------------
TOTAL                             66 644    67 848    83 192          96 068      106 901   113 950   124 435
===============================================================================================================
Change to 2005 Budget estimate                                            --        2 000     4 000     8 978
---------------------------------------------------------------------------------------------------------------

(1) Payable as from 1 April 2005. Salary: R 669 462 Car allowance: R 167 365

4

                                                          Vote 1: The Presidency

TABLE 1.3 ADMINISTRATION (CONTINUED)

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                        56 357    63 521    79 073          91 940      101 239   108 043   118 232
Compensation of employees               30 731    36 539    42 357          53 130       60 417    65 338    69 136
Goods and services                      25 546    26 982    36 605          38 810       40 822    42 705    49 096
of which:
Communication                            3 967     3 759     5 131           4 929        5 180     5 455     5 728
Computer Services                          689     1 038     2 903           3 554        3 735     3 933     4 130
Consultants, contractors and special       373     1 378     3 207           3 664        3 851     4 055     4 258
services
Inventory                                2 773     2 892     2 665           2 732        2 871     3 024     3 175
Travel and subsistence                   3 898     5 036     6 916           7 226        7 595     7 997     8 397
Mint of decorations/medals               4 327     3 554     3 524           3 141        3 298     3 463     3 636
Financial transactions in assets and        80        --       111              --           --        --        --
liabilities
TRANSFERS AND SUBSIDIES                     88        93       495             583          133       102       107
Provinces and municipalities                88        93       135             103           36        --        --
Public corporations and private             --        --         7              92           97       102       107
enterprises
Households                                  --        --       353             388           --        --        --
PAYMENTS FOR CAPITAL ASSETS             10 199     4 234     3 624           3 545        5 529     5 805     6 096
Machinery and equipment                 10 199     4 234     2 727           3 427        5 379     5 655     5 938
Software and other intangible assets        --        --       897             118          150       150       158
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   66 644    67 848    83 192          96 068      106 901   113 950   124 436
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure is expected to continue its steady growth over the MTEF, but at a lower average annual rate of 9 per cent, compared to 13 per cent between 2002/03 and 2005/06. Expenditure is projected to increase from R96,1 million in 2005/06 to R124,4 million in 2008/09 as administrative capacity is strengthened.

The additional allocation in the 2006 Budget of R23 million is for phasing in new posts over the MTEF to create the necessary capacity to deal with the requirement of the Public Finance Management Act (1999) (PFMA), which is to set up internal audit and internal control units.

PROGRAMME 2: SUPPORT SERVICES TO THE PRESIDENT AND DEPUTY PRESIDENT

The Support Services to the President and Deputy President programme plans and co-ordinates services to the political principals.

There are two subprogrammes:

o    The President's Office provides executive management services to the president and the minister in The Presidency.

o    The Deputy President's Office supports the deputy president.

                                                                               5

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 1.4 SUPPORT SERVICES TO THE PRESIDENT AND DEPUTY PRESIDENT

SUBPROGRAMME                                                                   ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

President's Office                           20 016    18 588    20 467          31 479       42 274    31 584    33 016
Deputy President's Office                    11 264    10 665    10 815          11 690       12 199    12 784    13 424
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        31 280    29 253    31 282          43 169       54 473    44 368    46 440
==========================================================================================================================
Change to 2005 Budget estimate                                                    6 000       15 000     3 000     3 000
--------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                             30 884    28 206    29 215          35 883       46 901    39 818    41 862
Compensation of employees                    15 857    15 066    16 313          19 910       21 926    23 022    24 174
Goods and services                           14 904    13 140    12 827          15 973       24 975    16 796    17 688
of which:
Communication                                 1 469     1 258     1 400           1 753        1 842     1 940     2 037
Inventory                                       285       385       438           1 032        1 032     1 087     1 141
Travel and subsistence                        7 627     7 123     8 091          10 488       11 023    11 607    12 237
Financial transactions in assets                123        --        75              --           --        --        --
and liabilities
TRANSFERS AND SUBSIDIES                          82        83     1 092           7 186        7 022     4 000     4 000
Provinces and municipalities                     82        83        60              66           22        --        --
Departmental agencies and                        --        --     1 000           7 000        4 000     4 000     4 000
accounts
Public corporations and private                  --        --        --              --        3 000        --        --
enterprises
Households                                       --        --        32             120           --        --        --
PAYMENTS FOR CAPITAL ASSETS                     314       964       975             100          550       550       578
Machinery and equipment                         314       964       975             100          550       550       578
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        31 280    29 253    31 282          43 169       54 473    44 368    46 440
==========================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                                          --        --     1 000           7 000        4 000     4 000     4 000
South African Chapter of the                     --        --     1 000           1 000        1 000     1 000     1 000
African Renaissance
Isigodlo Trust                                   --        --        --           3 000        3 000     3 000     3 000
Africa Institute of South Africa                 --        --        --           3 000           --        --        --
PUBLIC CORPORATIONS
CURRENT                                          --        --        --              --        3 000        --        --
Development Bank of Southern                     --        --        --              --        3 000        --        --
Africa
--------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure has been rising over the seven-year-period without following a strictly increasing pattern, due to the type of activities in the programme, such as international peace initiatives and the imbizo programme. Expenditure increased more rapidly from R31,3 million in 2002/03 to R43,2 million in
2005/06, at an average annual rate of 11,3 per cent. Over the MTEF, the rate is much lower at 2,5 per cent, with expenditure rising to R46,4 million in 2008/09.
The main drivers of growth in this programme are personnel and personnel-related expenditure.

Of the additional allocation, R10 million is for the commemoration of the 30th anniversary of the 1976 uprisings in 2006/07. R3 million per year was also allocated to the spousal office over the MTEF.

6

                                                          Vote 1: The Presidency

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Political principals have had robust engagements with South Africans. A range of sectors is increasingly being met via amongst others, izimbizo, regular interactions with the presidential and other working groups and international advisory forums. The working groups include: trade unions, black business, commercial agriculture, religious leaders' forum, higher education, youth, and a working group on women. All incoming and outgoing state and official visits were managed in close partnership with the Department of Foreign Affairs.

SELECTED MEDIUM-TERM OUTPUT TARGETS

SUPPORT SERVICES TO THE PRESIDENT, DEPUTY PRESIDENT

MEASURABLE OBJECTIVE: Effective execution of responsibilities by the principals through well planned, co-ordinated and sustainable support services.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                OUTPUT                                          MEASURE / INDICATOR                       TARGET
-----------------------------------------------------------------------------------------------------------------------------------

President's Office          Programme with stakeholders and civil society   Partnerships will be established          December 2006
                            International programme to consolidate the      Interventions and initiatives set         December 2006
                            African agenda                                  in motion

                            Spousal outreach programme in line with         Alignment of spousal programmes with      100%
                            government's strategic agenda                   government's national programme of
                                                                            action and international agenda
-----------------------------------------------------------------------------------------------------------------------------------
Deputy President's Office   Partnerships with stakeholders from civil       Programme for co-ordination with          December 2006
                            society and the public sector                   stakeholders from civil society and the
                                                                            public sector

                            Liaison between the office of the deputy        Programme for liaison                     December 2006
                            president and the policy co-ordination and
                            advisory services unit on government's
                            broader programme of socio-economic
                            development
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: COMMUNICATIONS

The Communications programme provides communications, research and information services to enable the Presidency to communicate effectively with the public and within government. It supports the work of all three principals in the
Presidency (the president, deputy president).

There are three subprogrammes:

o    Public Participation/Relations provides logistic and public relations services and support for outreach events, including imbizos and visits to the Presidency.

o    Research and Speech Writing monitors the media, provides research and drafting services for speeches and other writing, provides library and information services, operates the website, and produces internal and external communications products.

o    Media, Stakeholder and General Communication provides comprehensive logistics and media liaison services to the three principals and support services to journalists.

                                                                               7

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 1.5 COMMUNICATIONS

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Public Participation/Relations        --        --        --           1 114        4 450     4 895     5 580
Research and Speech Writing        3 435     5 126     2 646           7 273        4 860     5 346     6 094
Media, Stakeholder and General     4 038     4 531     7 362           5 026        7 767     8 568     9 876
Communication
---------------------------------------------------------------------------------------------------------------
TOTAL                              7 473     9 657    10 008          13 413       17 077    18 809    21 550
===============================================================================================================
Change to 2005 Budget estimate                                            --        3 000     4 000     5 999
---------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   7 320     8 974     9 963          13 338       17 018    18 759    21 498
Compensation of employees          5 376     6 643     6 940           9 877       12 902    14 142    16 110
Goods and services                 1 944     2 331     3 023           3 461        4 116     4 617     5 388
of which:
Communication                        319       316       432             390          410       432       453
Inventory                            167       169       147             266          280       294       309
Travel and subsistence             1 061     1 332     1 649           1 715        1 802     1 898     1 993
TRANSFERS AND SUBSIDIES               17        20        21              25            9        --        --
Provinces and municipalities          17        20        21              25            9        --        --
PAYMENTS FOR CAPITAL ASSETS          136       663        24              50           50        50        53
Machinery and equipment              136       663        24              50           50        50        53
---------------------------------------------------------------------------------------------------------------
TOTAL                              7 473     9 657    10 008          13 413       17 077    18 809    21 550
===============================================================================================================

EXPENDITURE TRENDS

Expenditure rose from R7,5 million in 2002/03 to R13,4 million in 2005/06, an average annual rate of 21,5 per cent. It is expected to increase further over the MTEF at a slower rate of 17,1 per cent, reaching R21,6 million by 2008/09.

Much of the new expenditure over the MTEF is for increasing capacity in the deputy director-general's office for day to day administrative and financial management, and for new internal communications and research resources functions, such as the increased demand for foreign language translations, in the Public Participation/Relations and Research and Speech Writing
subprogrammes.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Cabinet decisions resulted in the Presidency being involved in more imbizos than before. Municipal imbizos are now a feature of government.

The Research and Speech Writing subprogramme has been reorganised and will be able to produce internal communication materials and other publications.

8

                                                          Vote 1: The Presidency

SELECTED MEDIUM-TERM OUTPUT TARGETS

COMMUNICATIONS

MEASURABLE OBJECTIVE: Effective communication by the Presidency with the public and all stakeholders through pro-active and reactive communication services and research, information and drafting services.

---------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME              OUTPUT                             MEASURE / INDICATOR                        TARGET
---------------------------------------------------------------------------------------------------------------------

Public                    Logistics and public relations     Public participation and external          March 2007
Participation/Relations   services and support               relations unit fully
                                                             capacitated
---------------------------------------------------------------------------------------------------------------------
Research and Speech       Written products for external      Fully capacitated writing unit             March 2007
Writing                   communication

                          Internal communications            Internal communications unit established   March 2007
---------------------------------------------------------------------------------------------------------------------
Media, Stakeholder and    Effective liaison with the media   Full complement of media liaison staff     By March 2007
General Communication                                        employed
---------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: CABINET OFFICE

Through its one subprogramme of the same name, the Cabinet Office programme provides strategic and administrative services to enable Cabinet to plan, make decisions on and ensure the implementation of the agenda of government.

EXPENDITURE ESTIMATES

TABLE 1.6 CABINET OFFICE

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Cabinet Office                           5 733     5 718     6 782          18 816       22 960    24 152    25 362
---------------------------------------------------------------------------------------------------------------------
TOTAL                                    5 733     5 718     6 782          18 816       22 960    24 152    25 362
=====================================================================================================================
Change to 2005 Budget estimate                                             (3 000)           --        --        --
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                         5 654     5 693     6 659          18 793       22 861    24 142    25 351
Compensation of employees                3 562     3 640     4 641           5 857        6 204     6 514     6 840
Goods and services                       2 089     2 053     2 012          12 936       16 657    17 628    18 511
of which:
Computer Services                           --        --        --          10 424       14 017    14 851    15 596
Operating leases                           361       357       256             247          260       273       287
Travel and subsistence                   1 100       927     1 004           1 346        1 415     1 490     1 564
Financial transactions in assets and         3        --         6              --           --        --        --
liabilities
TRANSFERS AND SUBSIDIES                     11        11        14              13            4        --        --
Provinces and municipalities                11        11        14              13            4        --        --
PAYMENTS FOR CAPITAL ASSETS                 68        14       109              10           95        10        11
Machinery and equipment                     68        14       109              10           95        10        11
---------------------------------------------------------------------------------------------------------------------
TOTAL                                    5 733     5 718     6 782          18 816       22 960    24 152    25 361
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure grew rapidly, at an average annual rate of 48,6 per cent, from R5,7 million in 2002/03 to R18,8 million in 2005/06, due to provisions for CabEnet.
Expenditure is predicted to stabilise over the MTEF, rising at a growth rate of
10,5 per cent to reach R25,4 million by 2008/09.

                                                                               9

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The Cabinet Office programme managed all meetings as planned for the year.

SELECTED MEDIUM-TERM OUTPUT TARGETS

CABINET OFFICE

MEASURABLE OBJECTIVE: Efficient delivery systems and a well planned and effectively implemented government agenda, through planning and integrated decision-making processes and services.

------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME     OUTPUT                                        MEASURE / INDICATOR                               TARGET
------------------------------------------------------------------------------------------------------------------------------

Cabinet Office   Electronic management system for Cabinet      CabEnet rolled out in conjunction with the        By March 2007
                 (CabEnet)                                     Department of Public Service and Administration
                                                               and the State Information Technology Agency to
                                                               all Cabinet members, deputy ministers,
                                                               directors-general and relevant support staff

                 Systems and processes to support the leader   Fully established office of the leader of         By March 2007
                 of government business                        government business
------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: POLICY CO-ORDINATION

The Policy Co-ordination programme provides policy advice and monitoring and evaluation services to enable the Presidency, Cabinet and government to plan, co-ordinate and ensure the implementation of government's programmes.

There are four subprogrammes:

o    Policy Co-ordination, in co-operation with the Cabinet Office, works with government structures to co-ordinate activities and policy formulation, and monitors policy implementation.

o    Office on the Status of Women facilitates the development of a national gender policy framework, and co-ordinates activities in the areas of gender equity and equality.

o    Office on the Status of Disabled Persons monitors the implementation of the integrated national disability strategy, and co-ordinates and promotes research and interdepartmental initiatives to improve the delivery of services to disabled people.

o    Office on the Rights of the Child promotes children's rights by co-ordinating and monitoring interdepartmental initiatives.

EXPENDITURE ESTIMATES

TABLE 1.7 POLICY CO-ORDINATION

SUBPROGRAMME                                                           ADJUSTED
                                          AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                    ------------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

Policy Co-ordination                  6 456     8 841     9 929          15 097       22 753    34 543    25 372
Office on the Status of Women         3 057     3 767     4 957           3 588        3 773     3 961     4 159
Office on the Status of Disabled      1 987     2 629     3 473           4 805        5 052     5 304     5 570
Persons
Office on the Rights of the Child     2 394     1 498     2 714           3 524        3 706     3 891     4 086
------------------------------------------------------------------------------------------------------------------
TOTAL                                13 894    16 735    21 073          27 014       35 284    47 699    39 187
==================================================================================================================
Change to 2005 Budget estimate                                               --        7 000    18 000     8 000
------------------------------------------------------------------------------------------------------------------

10

                                                          Vote 1: The Presidency

TABLE 1.7 POLICY CO-ORDINATION (CONTINUED)

                                                                      ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06       2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                    13 752    16 590    20 978          26 927        35 220    47 643    39 128
Compensation of employees            7 718     9 544    11 663          16 299        18 514    20 115    21 760
Goods and services                   6 024     7 046     9 205          10 628        16 706    27 528    17 368
of which:
Communication                          223       314       327             329           346       364       382
Consultants, contractors and           694       601       594             681         5 716    15 754     4 991
special services
Inventory                              356     1 101       152             246           259       272       286
Travel and subsistence               2 345     2 110     2 525           5 010         5 266     5 545     5 822
Venues and facilities                1 588     1 579     3 652           1 021         1 072     1 125     1 181
Financial transactions in assets        10        --       110              --            --        --        --
and liabilities
TRANSFERS AND SUBSIDIES                 24        29        51              37            11        --        --
Provinces and municipalities            24        29        36              32            11        --        --
Households                              --        --        15               5            --        --        --
PAYMENTS FOR CAPITAL ASSETS            118       116        44              50            53        56        59
Machinery and equipment                118       116        44              50            53        56        59
------------------------------------------------------------------------------------------------------------------
TOTAL                               13 894    16 735    21 073          27 014        35 284    47 699    39 187
==================================================================================================================

EXPENDITURE TRENDS

Expenditure grew rapidly, at an average annual rate of 24,8 per cent, from R13,9 million in 2002/03 to R27 million in 2005/06, to support the expanding capacity in the policy co-ordination and advisory services unit. Over the MTEF, expenditure grows at a growth rate of 13,2 per cent, reaching R39,2 million by
2008/09.

An additional allocation of R24 million over the MTEF is to fund a national income dynamics study to be undertaken over the period.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Policy co-ordination

The Presidency played a key role in developing the accelerated and shared growth initiative (ASGI-SA) and aligning provincial growth and development strategies with national programmes and the medium-term strategic framework. It also produced the macro-social report to take forward some of the reflections in the
Ten Year Review and the scenario planning process.

Office on the Status of Women

To inform and monitor gender mainstreaming in government, the Office on the
Status of Women reviewed South Africa's compliance with the Beijing Platform for
Action and developed content for and reviewed the gender mainstreaming training manual.

                                                                              11

2006 Estimates of National Expenditure

Office on the Status of Disabled Persons

As part of its responsibility for the integrated national disability strategy, the Office on the Status of Disabled Persons evaluated 20 municipalities'
implementation of the strategy and developed a training programme with the South
African Management Development Institute.

Office on the Rights of the Child

The Office on the Rights of the Child engaged key stakeholders in developing the institutional framework for co-ordinating an integrated child rights approach in government. In partnership with Statistics South Africa, it has developed the initial child rights indicators for inclusion in the national monitoring and evaluation framework.

SELECTED MEDIUM-TERM OUTPUT TARGETS

POLICY CO-ORDINATION

MEASURABLE OBJECTIVE: Well planned and implemented government programmes through effective, integrated and strategic policy advice and evaluation systems.

------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME             OUTPUT                                MEASURE / INDICATOR                              TARGET
------------------------------------------------------------------------------------------------------------------------------

Policy Co-ordination     Planning framework                    Medium-term strategic framework revised          June 2006

                         Monitoring and evaluation of          Establish chief directorate for monitoring and   July 2006
                         programme of action                   evaluation

                         National income dynamics study        Pilot household study complete                   End of 2006/07
------------------------------------------------------------------------------------------------------------------------------
Gender, disability and   Strengthen capacity of government     Manual on mainstreaming gender, disability and   December 2006
children's rights        officials for gender, disability      children's rights
issues                   and children's rights mainstreaming

                         Monitor and evaluate gender,          Agreed set of indicators to monitor              July 2006
                         disability and children's rights      implementation
                         mainstreaming

                                                               Critical review of gender, disability and        December 2006
                                                               children's rights structures and focal points
------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: NATIONAL YOUTH COMMISSION

The National Youth Commission programme makes transfers to the commission, which reports to the minister in the Presidency.

EXPENDITURE ESTIMATES

TABLE 1.8 NATIONAL YOUTH COMMISSION

SUBPROGRAMME                                                                   ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

National Youth Commission                    13 766    13 488    15 357          17 983       19 228    20 614    21 647
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        13 766    13 488    15 357          17 983       19 228    20 614    21 647
==========================================================================================================================
Change to 2005 Budget estimate                                                      --            --        --         0
--------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                      13 766    13 488    15 357          17 983       19 228    20 614    21 647
Departmental agencies and accounts           13 766    13 488    15 357          17 983       19 228    20 614    21 647
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        13 766    13 488    15 357          17 983       19 228    20 614    21 647
==========================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                                      13 266    13 488    15 357          17 983       19 228    20 614    21 647
National Youth Commission                    13 266    13 488    15 357          17 983       19 228    20 614    21 647
CAPITAL                                         500        --        --              --           --        --        --
National Youth Commission                       500        --        --              --           --        --        --
--------------------------------------------------------------------------------------------------------------------------

12

                                                          Vote 1: The Presidency

EXPENDITURE TRENDS

The transfer to the National Youth Commission is expected to increase steadily over the seven-year period, rising from R13,8 million in 2002/03 to R21,6 million in 2008/09, at an average annual rate of 7,8 per cent, because the commission's responsibilities have increased.

PUBLIC ENTITIES REPORTING TO THE MINISTER

NATIONAL YOUTH COMMISSION

The National Youth Commission was established in terms of the National Youth
Commission Act (1996) and amended in 2000. Its main objective is to facilitate, co-ordinate and monitor integrated policies and programmes that promote youth development in South Africa and Africa. Over the 2006 MTEF, the commission will focus on a broad review of the youth development strategy in South Africa and in particular ensure that the planned accelerated and shared growth initiative interventions contribute to youth economic empowerment.

In 2005, the commission facilitated a national youth service programme in conjunction with the Umsobomvu Youth Fund and the Presidency. The commission also continued to bring together intergovernmental and other role-players to discuss and modernise interventions in youth development in South Africa.

                                                                              13

2006 Estimates of National Expenditure

ANNEXURE

VOTE 1: THE PRESIDENCY

Table 1A: Summary of expenditure trends and estimates per programme and economic classification

Table 1B: Summary of personnel numbers and compensation of employees

Table 1C: Summary of expenditure on training

Table 1D: Summary of official development assistance expenditure

14

                                                          Vote 1: The Presidency

TABLE 1.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC
CLASSIFICATION

PROGRAMME                           APPROPRIATION    AUDITED           APPROPRIATION             REVISED
                                   MAIN    ADJUSTED  OUTCOME    MAIN     ADDITIONAL   ADJUSTED  ESTIMATE
                                  ----------------------------------------------------------------------
R thousand                             2004/05       2004/05               2005/06               2005/06
--------------------------------------------------------------------------------------------------------

1. Administration                  84 355    86 349   83 192   96 068           --      96 068    88 068
2. Support Services to the         35 272    34 999   31 282   37 169        6 000      43 169    41 169
   President and Deputy
   President
3. Communications                   9 907     9 897   10 008   13 413           --      13 413    12 413
4. Cabinet Office                   6 998     6 978    6 782   21 816      (3 000)      18 816     8 816
5. Policy Co-ordination            21 347    22 272   21 073   27 014           --      27 014    25 014
6. National Youth                  15 357    15 357   15 357   17 983           --      17 983    17 983
   Commission
--------------------------------------------------------------------------------------------------------
SUBTOTAL                          173 236   175 852  167 694  213 463        3 000     216 463   193 463
--------------------------------------------------------------------------------------------------------
DIRECT CHARGE ON NATIONAL           1 882     1 940    2 001    1 993           --       1 993     1 989
REVENUE FUND
Salary of the President             1 012     1 070    1 130    1 075           --       1 075     1 066
Salary of the Deputy President        870       870      871      918           --         918       923
--------------------------------------------------------------------------------------------------------
TOTAL                             175 118   177 792  169 695  215 456        3 000     218 456   195 452
========================================================================================================

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  154 066   157 474  147 889  190 979      (2 105)     188 874   165 651
Compensation of employees          90 497    90 497   83 915  107 579        (513)     107 066    95 960
Goods and services                 63 569    66 977   63 672   83 400      (1 592)      81 808    69 691
Financial transactions in assets       --        --      302       --           --          --        --
and liabilities
TRANSFERS AND SUBSIDIES            15 584    16 650   17 030   19 222        6 605      25 827    26 046
Provinces and municipalities          227       293      266      239           --         239       290
Departmental agencies and          15 357    16 357   16 357   18 983        6 000      24 983    24 983
accounts
Public corporations and private        --        --        7       --           92          92       158
enterprises
Households                             --        --      400       --          513         513       615
PAYMENTS FOR CAPITAL ASSETS         5 468     3 668    4 776    5 255      (1 500)       3 755     3 755
Machinery and equipment             5 468     3 668    3 879    5 255      (1 618)       3 637     3 153
Software and intangible assets         --        --      897       --          118         118       602
--------------------------------------------------------------------------------------------------------
TOTAL                             175 118   177 792  169 695  215 456        3 000     218 456   195 452
========================================================================================================

                                                                              15

2006 Estimates of National Expenditure

TABLE 1.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                                ADJUSTED
                                                   AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                             ------------------------------------------------------------------------------
                                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)                     64 928    73 176    83 915         107 066      122 076   131 350   140 372
Unit cost (R thousand)                           142       160       179             192          199       199       200
Compensation as % of total                    100.0%    100.0%    100.0%          100.0%       100.0%    100.0%    100.0%
Personnel numbers (head count)                   457       457       469             558          613       659       702
---------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)                     64 928    73 176    83 915         107 066      122 076   131 350   140 372
UNIT COST (R THOUSAND)                           142       160       179             192          199       199       200
PERSONNEL NUMBERS                                457       457       469             558          613       659       702
(HEAD COUNT)
---------------------------------------------------------------------------------------------------------------------------

TABLE 1.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                                ADJUSTED
                                                   AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                             -------------------------------------------------------------------------------
                                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)                         213       308       354             360          400       520       600
Number of employees trained (head count)         137       125       144             208          240       265       265
Bursaries (employees)
Expenditure per programme (R thousand)           319       462       532             540          600       720       900
Number of employees (head count)                  55        94        90             124          143       162       160
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                            532       770       886             900        1 000     1 240     1 500
NUMBER OF EMPLOYEES                              192       219       234             332          383       427       425
----------------------------------------------------------------------------------------------------------------------------

TABLE 1.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR                      PROJECT         CASH/                                      ADJUSTED
                                           KIND           AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                                   ------------------------------------------------------------------------------
R thousand                                         2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------------------

FOREIGN
Sweden              Support                Cash      6 651     5 169       306              --           --        --        --
Flanders            Awareness Raising      Cash         --       379     1 249              --           --        --        --
(Flemish/Belgium)   Campaign
Denamark            Economic               Cash         --        --        53              --           --        --        --
                    Development and
                    Empowerment of
                    Disabled
Denmark             The promotion of       Kind        109     1 338        --              --           --        --        --
                    the RDP of South
                    Africa
Netherlands         National Gender        Kind          9        --        --              --           --        --        --
                    Audit
United Nations      Building capacity in   Cash        764        --        --              --           --        --        --
                    South Africa
GTZ                 Policy Co-             Cash      1 867        --        --              --           --        --        --
                    ordination
Denmark             Ten Year Review                     --       257        --              --           --        --        --
Belgium             Planning Post                       --        --       429              45           --        --        --
Sweden              Gender, Disability                  --        --       781              --           --        --        --
                    and Children
                    Research Project
GTZ                 Planning Post                       --        --        --           1 600        1 500     1 200     1 800
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                9 400     7 143     2 818           1 645        1 500     1 200     1 800
=================================================================================================================================

16

                                                                          VOTE 2

PARLIAMENT

--------------------------------------------------------------------------------
                                         2006/07           2007/08      2008/09
R THOUSAND                          TO BE APPROPRIATED
--------------------------------------------------------------------------------
MTEF ALLOCATIONS                         782 133           835 727     881 889
   OF WHICH:
   Current payments                      601 352           633 405     666 502
   Transfers and subsidies               158 061           178 398     190 213
   Payments for capital assets            22 720            23 924      25 174
--------------------------------------------------------------------------------
STATUTORY AMOUNTS                        229 218           241 367     253 979
--------------------------------------------------------------------------------
Executive authority              Parliament
Accounting officer               Secretary to Parliament
--------------------------------------------------------------------------------

AIM

The aim of the vote is to provide the support services required by Parliament to fulfil its constitutional functions, to assist political parties represented in
Parliament to secure administrative support and service constituents, and to provide members of Parliament with the necessary facilities.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Manage Parliament, providing procedural and legal advice and support; facilitate public involvement in parliamentary processes; facilitate Parliament's legislative and oversight processes; and provide institutional support and corporate services.

PROGRAMME 2: MEMBERS' FACILITIES

Provide telephone, travel and other facilities for MPs, and fund medical aid contributions and travel facilities for certain former members.

PROGRAMME 3: ASSOCIATED SERVICES

Provide financial support to political parties represented in Parliament and pay membership fees to certain interparliamentary bodies.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

Building a democratic Parliament which is transparent and responsive to the electorate, and which develops and follows a legislative agenda that is aimed at accelerating the transformation of South African society, has been Parliament's overriding policy and strategic objective since 1994.

In recent years, and in particular 2002/03, the demand on members of Parliament
(MPs) to engage in oversight activities and participate in international organisations, events and forums has increased. Public participation activities have also increased.

                                                                              17

2006 Estimates of National Expenditure

Improving service delivery to Parliament

The parliamentary service provides the services required by members of
Parliament to perform their constitutional functions, including passing legislation, overseeing organs of state and the executive, facilitating public involvement in the legislative process, exercising co-operative governance, providing a platform for public consideration of issues, and reviewing the
Constitution. The work of the parliamentary service can be broadly classified into two types of service: those relating directly to parliamentary procedures, such as procedural and legislative services, and those related to the functioning of Parliament, such as human resources services, ICT and technical services, protection services and accommodation services.

The parliamentary service continued to put in place a range of steps to improve general service delivery. Some key infrastructure and ICT projects include: an enterprise resource planning system; a new travel system for MPs; and the launch of the parliamentary democracy offices project, which aims to bring MPs closer to the public by setting up parliamentary information offices. There is a continuing need for project management skills to assist in implementing these projects.

Current challenges and initiatives

The parliamentary service is faced with various challenges, like improving and developing parliamentary processes, including the oversight, public participation and international participation processes. Other key issues include implementing institutional policy, developing institutional systems, improving human resources capacity, improving communication and service delivery, and providing accommodation and facilities.

Several initiatives have either been completed or are under way to address these challenges. New systems to be implemented include an electronic document management system, an institutional intranet and the refurbishment of certain committee rooms.

An important development is a new strategic plan, and establishing institutional mechanisms to align strategic planning, business planning and budgeting. During
2003/04, new budget processes were put in place. Key objectives and outputs were prioritised, and systems were improved and integrated. These will be further improved by the new enterprise resource planning system. Training staff in the operation of all new systems is an ongoing focus.

The legislation and oversight function has received attention, and the language services section was re-engineered, with the transcription service moved from one platform to another. A survey was conducted on the research and legal capacity needs of the parliamentary committees, and a process started for developing and documenting standard operating procedures. Strengthening the research function to improve Parliament's oversight function will receive considerable attention in the medium term. This should place Parliament in a better position to hold the executive accountable for service delivery.

Restructuring the parliamentary service

The restructuring of the parliamentary service is in progress: key positions in the office of the secretary have been identified and partially filled; the finance management office and a number of other key sections are to be significantly reorganised, strengthened and expanded. A performance management system, focusing on linking individual and organisational performance, has been implemented. The relocation of parliamentary service staff to a single building in the latter part of 2004/05 should also contribute to better service delivery.

18

                                                              Vote 2: Parliament

EXPENDITURE ESTIMATES

TABLE 2.1 PARLIAMENT

-------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                               ADJUSTED    REVISED       MEDIUM-TERM EXPENDITURE
                                          AUDITED OUTCOME          APPROPRIATION   ESTIMATE             ESTIMATE
                                  ---------------------------------------------------------------------------------------------
R thousand                        2002/03    2003/04    2004/05           2005/06               2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------------------

1.  Administration                172 188    246 968    314 016      393 794        290 805     472 332    497 366     523 354
2.  Members'
    Facilities                     99 919     86 992    109 672      182 457        113 172     151 912    159 963     168 322
3.  Associated
    Services                       60 947     71 778     75 236       96 161         95 593     157 889    178 398     190 213
4.  Changes in
    Retained Revenue              (25 693)    42 803     81 844           --             --          --         --          --
-------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                          307 361    448 541    580 768      672 412        499 570     782 133    835 727     881 889
-------------------------------------------------------------------------------------------------------------------------------
DIRECT CHARGE ON                  172 829    191 331    203 903      213 149        211 876     229 218    241 367     253 979
NATIONAL REVENUE FUND
                                 ----------------------------------------------------------------------------------------------
Members' Remuneration             172 829    191 331    203 903      213 149        211 876     229 218    241 367     253 979
                                 ----------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                             480 190    639 872    784 671      885 561        711 446   1 011 351  1 077 094   1 135 868
-------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                            --       (174 115)     41 500     48 000      53 001
-------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  414 230    558 211    669 704      770 078        595 429     830 570    874 772     920 481
                                 ----------------------------------------------------------------------------------------------
Compensation of
employees                         295 261    343 789    391 684      468 198        386 677     534 593    562 926     592 341
Goods and services
of which:                         144 662    171 619    196 176      301 880        208 752     295 977    311 845     328 140
Communication                      14 767     13 689     14 682       15 840         10 953      16 296     17 160      18 056
Computer Services                      --      2 683      2 512        6 080          4 204       8 752      9 216       9 697
Consultants, contractors
and special services                7 568     40 132     36 334       40 131         27 751      39 529     41 624      43 799
Inventory                          14 969      9 087      9 355       11 755          8 129      17 930     18 880      19 867
Maintenance repair and
running cost                           --      2 173      2 272        3 348          2 315       3 226      3 397       3 574
Operating leases                       --      1 844      2 256        4 457          3 082       4 369      4 601       4 841
Travel and subsistence             88 696     83 806     97 609      172 681        119 410     161 807    170 383     179 286
Financial transactions in
assets and liabilities            (25 693)    42 803     81 844           --             --          --         --          --
                                 ----------------------------------------------------------------------------------------------
TRANSFERS AND
SUBSIDIES                          61 587     72 517     75 986       96 826         96 826     158 061    178 398     190 213
                                 ----------------------------------------------------------------------------------------------
Provinces and
municipalities                        640        739        750          665            665         172         --          --
Foreign governments and
international
organisations                       1 355         --      1 542        1 043          1 043       1 043      1 098       1 156
Non-profit institutions            59 592     71 778     73 694       95 118         95 118     156 846    177 300     189 057
                                 ----------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL
ASSETS                              4 373      9 144     38 981       18 657         19 191      22 720     23 924      25 174
                                 ----------------------------------------------------------------------------------------------
Machinery and
equipment                           4 373      9 144     38 981       18 657         19 191      22 720     23 924      25 174
                                 ----------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                             480 190    639 872    784 671      885 561        711 446   1 011 351  1 077 094   1 135 868
-------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure grew rapidly between 2002/03 and 2005/06, rising from R480,2 million to R885,6 million, an average annual increase of 29,8 per cent. It is expected to increase further over the medium-term expenditure framework (MTEF), albeit at a slower rate of 9,5 per cent.

The increases between 2002/03 and 2005/06 provided for increased capacity, and for some specific projects, including the restructuring of Parliament's offices and services, and implementing the language policy and new management processes.
This increase was offset against negative spending in the Revenue programme.

                                                                              19

2006 Estimates of National Expenditure

The 2006 Budget set out additional allocations of R41,5 million for 2006/07, R48 million for 2007/08 and R53 million for 2008/09. These allocations are for capacity building and increases in members' remuneration.

DEPARTMENTAL RECEIPTS

Income, generated mainly from the sale of assets, commissions from insurance agencies for deductions from salaries, the parliamentary catering service and interest earned, is projected to be R8,9 million in 2006/07, rising to R9,9 million in 2008/09. Interest decreases over the medium term, as it is anticipated that the current bank balance will not be sustained.

TABLE 2.2 DEPARTMENTAL RECEIPTS

--------------------------------------------------------------------------------------------------------------------
                                                                          ADJUSTED
                                          AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM RECEIPTS ESTIMATE
                                   ---------------------------------------------------------------------------------
R thousand                         2002/03     2003/04    2004/05          2005/06    2006/07    2007/08    2008/09
--------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                11 195     13 830     16 479           14 823      8 940      9 414      9 906
                                   ---------------------------------------------------------------------------------
Sales of goods and services
produced by department                7 326      6 363      6 309            6 763      6 614      6 965      7 328
Sales of scrap, waste and other
used current goods                       55         --         --               --         --         --         --
Fines, penalties and forfeits             2         --         --               --         --         --         --
Interest, dividends and rent on
land                                  3 387      7 467      9 876            7 560      2 326      2 449      2 577
Sales of capital assets                 425         --        294              500         --         --         --
                                   ---------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                11 195     13 830     16 479           14 823      8 940      9 414      9 906
--------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The objective of the Administration programme is to provide the core support services required by Parliament to fulfil its legislative and oversight functions, and to provide the auxiliary support services required to enable the institution to function smoothly. It carries out its functions through six subprogrammes, whose activities include providing procedural support to the
National Assembly and the National Council of Provinces, human resources and ICT services, and general administrative and support services

EXPENDITURE ESTIMATES

TABLE 2.3 ADMINISTRATION

------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                              ADJUSTED
                                          AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04    2004/05          2005/06     2006/07      2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------

Office of the Secretary             41 031     116 948    140 775          187 825     249 190      262 397     276 108
National Assembly                    3 447       4 662      5 149           10 039      11 045       11 630      12 238
National Council of Provinces        5 414       6 090     10 114           16 615      20 252       21 325      22 440
Legislation and Oversight           59 197      56 715     75 602           97 234      99 614      104 894     110 375
Corporate Services                  14 885      17 537     30 776           30 205      35 139       37 001      38 935
Institutional Support               48 214      45 016     51 600           51 876      57 092       60 118      63 259
------------------------------------------------------------------------------------------------------------------------
TOTAL                              172 188     246 968    314 016          393 794     472 332      497 366     523 354
------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                              (8 043)     13 851        6 663       7 011
------------------------------------------------------------------------------------------------------------------------

20

                                                              Vote 2: Parliament

TABLE 2.3 ADMINISTRATION (CONTINUED)

------------------------------------------------------------------------------------------------------------------------
                                                                          ADJUSTED
                                          AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04    2004/05          2005/06    2006/07       2007/08    2008/09
------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                    167 175    237 085    284 976          375 862    451 377        475 481    500 326
                                   -------------------------------------------------------------------------------------
Compensation of employees           111 012    130 664    170 161          237 557    285 754        300 899    316 622
Goods and services                   56 163    106 421    114 815          138 305    165 623        174 583    183 705
of which:
Communication                         4 792      5 521      7 421            5 902      7 755          8 166      8 593
Computer Services                        --      2 683      2 512            6 080      8 752          9 216      9 697
Consultants, contractors and
special services                      7 568     40 132     36 334           27 381     36 694         38 639     40 658
Inventory                            14 965      9 087      9 355           11 252     17 401         18 323     19 281
Maintenance repair and running
cost                                     --      2 173      2 272            3 348      3 226          3 397      3 574
Operating leases                         --      1 844      2 256            4 457      4 369          4 601      4 841
Travel and subsistence               15 595     26 995     28 406           40 321     51 424         54 149     56 979
                                   -------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                 640        739        750              665        172             --         --
                                   -------------------------------------------------------------------------------------
Provinces and municipalities            640        739        750              665        172             --         --
                                   -------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           4 373      9 144     28 290           17 267     20 783         21 884     23 028
                                   -------------------------------------------------------------------------------------
Machinery and equipment               4 373      9 144     28 290           17 267     20 783         21 884     23 028
                                   -------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
TOTAL                               172 188    246 968    314 016          393 794    472 332        497 366    523 354
------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased rapidly between 2002/03 and 2005/06, rising from R172,2 million to R393,8 million, an average annual increase of 31,8 per cent, as a result of the restructuring of offices and services.

Over the MTEF, expenditure is expected to continue to rise, but at a slower rate of 9,9 per cent, reaching R523,4 million by 2008/09. The increases will be used for a number of projects aimed at achieving strategic objectives and to continue the restructuring of offices and services.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The following projects have been successfully implemented: finalising
Parliament's vision implementation programme; implementing a new travel system for members; establishing an organisational development and policy unit; hosting the UN forum; launching the new black rod to the National Council of Provinces;
and completing a human resources audit and developing a competency framework.

The following projects have made considerable progress: the pilot Parliamentary democracy offices project in four provinces (Limpopo, North West, Northern Cape, and Mpumalanga); upgrading and refurnishing accommodation; and launching the
African Peer Review Mechanism.

                                                                              21

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

ADMINISTRATION

MEASURABLE OBJECTIVE: Improve the capacity of MPs by providing administrative and procedural support services for parliamentary processes so that Parliament is able to fulfil its constitutional mandate.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                    OUTPUT                                  MEASURE/INDICATOR             TARGET
------------------------------------------------------------------------------------------------------------------------------------

Office of the Secretary         Register of MPs' interests              Accurate and up-to-date       100% accuracy
                                                                        register

                                Public participation                    Percentage of                 100% implemented
                                                                        participation activities
                                                                        successfully conducted
------------------------------------------------------------------------------------------------------------------------------------
National Assembly               Procedural advice and guidance on       Quality and timeliness of     In accordance with
                                parliamentary proceedings               procedural advice provided    requirements of National
                                                                                                      Assembly and the speaker
------------------------------------------------------------------------------------------------------------------------------------
National Council of Provinces   Procedural advice and guidance on       Quality and timeliness of     In accordance with
                                parliamentary proceedings               procedural and legal          requirements of the National
                                                                        advice provided               Council of Provinces and its
                                                                                                      chairperson

                                Provision of provincial legislature     Successful facilitation of    100% facilitated
                                and local government liaison service    provincial mandates
------------------------------------------------------------------------------------------------------------------------------------
Legislation and Oversight       Production of papers and records        Accuracy and timeliness       100% accuracy within the
                                relating to parliamentary                                             given timeframes
                                proceedings

                                Library and research services           Percentage of information     95% delivered within
                                                                        and research requests         requested timeframes
                                                                        delivered within given
                                                                        timeframes
------------------------------------------------------------------------------------------------------------------------------------
Corporate Services              Provision of human resources            Quality and timeliness of     100% in accordance with
                                services and ICT services               services according to         requests
                                                                        requests
------------------------------------------------------------------------------------------------------------------------------------
Institutional Support           Provisioning services, catering         Quality and timeliness of     100% in accordance with
                                services, household services            services according to         requests
                                ,artwork management, and                requests
                                documentation management
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 2: MEMBERS' FACILITIES

Members' Facilities provides telephone, travel and other logistical facilities for MPs, and also funds medical aid contributions and travel facilities for certain former members.

There are two subprogrammes:

o     National Assembly provides telephone, travel and other logistical facilities for members of the National Assembly.

o     National Council of Provinces provides telephone, travel and other logistical facilities for members of the National Council of Provinces.

EXPENDITURE ESTIMATES

TABLE 2.4 MEMBERS' FACILITIES

------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                              ADJUSTED
                                          AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04    2004/05          2005/06     2006/07       2007/08    2008/09
------------------------------------------------------------------------------------------------------------------------

National Assembly                   85 026      76 645     95 749          115 813     131 408       138 373    145 603
National Council of Provinces       14 893      10 347     13 923           66 644      20 504        21 591     22 719
------------------------------------------------------------------------------------------------------------------------
TOTAL                               99 919      86 992    109 672          182 457     151 912       159 963    168 322
------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                               3 285     (37 115)      (39 460)   (41 522)
------------------------------------------------------------------------------------------------------------------------

22

                                                              Vote 2: Parliament

TABLE 2.4 MEMBERS' FACILITIES (CONTINUED)

------------------------------------------------------------------------------------------------------------------------
                                                                          ADJUSTED
                                          AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04    2004/05          2005/06     2006/07       2007/08    2008/09
------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                     99 919     86 992     98 981          181 067     149 975       157 924    166 176
                                   -------------------------------------------------------------------------------------
Compensation of employees            11 420     21 794     17 620           17 492      19 621        20 661     21 741
Goods and services
of which:                            88 499     65 198     81 361          163 575     130 354       137 263    144 435
Communication                         9 975      8 168      7 261            9 938       8 541         8 994      9 464
Consultants, contractors and
special services                         --         --         --           12 750       2 835         2 985      3 141
Travel and subsistence               73 101     56 811     69 203          132 360     110 383       116 233    122 307
                                   -------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS              --         --     10 691            1 390       1 937         2 040      2 146
                                   -------------------------------------------------------------------------------------
Machinery and equipment                  --         --     10 691            1 390       1 937         2 040      2 146
                                   -------------------------------------------------------------------------------------

                                   -------------------------------------------------------------------------------------
TOTAL                                99 919     86 992    109 672          182 457     151 912       159 963    168 322
------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased rapidly from R99,9 million in 2002/03 to R182,5 million in
2005/06, an average annual rate of 22,2 per cent. This growth went towards the rising cost of air travel, and additional costs following the 2004/05 elections.

The decline in expenditure in 2006/07 and the negative growth rate of 2,7 per cent over the subsequent years of the MTEF is due to changes to the member base after the elections and the effect of certain policy changes relating to members' entitlements.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

In 2004/05, Parliament provided 454 members with the necessary telephone, travel and logistical facilities, and funded medical aid contributions and travel facilities for former members. Parliament also provided training for members, including training relating to public finance and economics, corporate governance, oversight, and computer training for disabled members.

SELECTED MEDIUM-TERM OUTPUT TARGETS

MEMBERS' FACILITIES

MEASURABLE OBJECTIVE: Provide facilities to members and former members of
Parliament according to internal policy, so that they may fulfil their functions efficiently and effectively.

-----------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                          OUTPUT                              MEASURE/INDICATOR               TARGET
-----------------------------------------------------------------------------------------------------------------

National Assembly                     Facilities to members and           Turnaround time on claims       4 days
                                      former members of the National      received
                                      Assembly
-----------------------------------------------------------------------------------------------------------------
National Council of Provinces         Facilities to members and           Turnaround time on claims       4 days
                                      former members of the National      received
                                      Council of Provinces
-----------------------------------------------------------------------------------------------------------------

PROGRAMME 3: ASSOCIATED SERVICES

There are four subprogrammes:

o     Political Party Support provides financial support to political parties represented in Parliament.

o     Constituency Support provides financial support to the constituency offices of political parties represented in Parliament.

o     Party Leadership Support provides financial support to leaders of political parties represented in Parliament.

                                                                              23

2006 Estimates of National Expenditure

o     Membership Fees funds membership fees to certain interparliamentary bodies so that Parliament may continue its involvement in international participation programmes and in the activities of interparliamentary associations.

EXPENDITURE ESTIMATES

TABLE 2.5 ASSOCIATED SERVICES

------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                              ADJUSTED
                                          AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04    2004/05          2005/06     2006/07       2007/08    2008/09
------------------------------------------------------------------------------------------------------------------------

Political Party Support              23 086     31 451     30 360          31 688       47 287        52 780     56 151
Constituency Support                 34 971     38 126     40 041          59 956      105 911       120 678    128 864
Party Leadership Support              1 149      2 162      3 293           3 474        3 648         3 841      4 042
Membership Fees                       1 741         39      1 542           1 043        1 043         1 098      1 156
------------------------------------------------------------------------------------------------------------------------
TOTAL                                60 947     71 778     75 236          96 161      157 889       178 398    190 213
------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                (85)      56 350        71 274     77 491
------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES              60 947     71 778     75 236          96 161      157 889       178 398    190 213
                                   -------------------------------------------------------------------------------------
Foreign governments and
international organisations           1 355         --      1 542           1 043        1 043         1 098      1 156
Non-profit institutions              59 592     71 778     73 694          95 118      156 846       177 300    189 057
                                   -------------------------------------------------------------------------------------

                                   -------------------------------------------------------------------------------------
TOTAL                                60 947     71 778     75 236          96 161      157 889       178 398    190 213
------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
------------------------------------------------------------------------------------------------------------------------
FOREIGN GOVERNMENTS AND INTERNATIONAL ORGANISATIONS
CURRENT                               1 355         --      1 542           1 043        1 043         1 098      1 156
                                   -------------------------------------------------------------------------------------
International associations            1 355         --      1 542           1 043        1 043         1 098      1 156
                                   -------------------------------------------------------------------------------------
NON-PROFIT INSTITUTIONS
CURRENT                              59 592     71 778     73 694          95 118      156 846       177 300    189 057
                                   -------------------------------------------------------------------------------------
Association staff membership            386         39         --              --           --            --         --
Political party support              23 086     31 451     30 360          31 688       47 287        52 780     56 151
Constituency allowance               34 971     38 126     40 041          59 956      105 911       120 678    128 864
Party leadership support              1 149      2 162      3 293           3 474        3 648         3 841      4 042
------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure grew steadily from R60,9 million in 2002/03 to R96,2 million in
2005/06, an average annual increase of 16,4 per cent. This is due to the 2005/06 increase in financial support to the constituency offices of political parties presented in Parliament. The sharp increase of 64,2 per cent in 2006/07 compared to 2005/06 is because of increases in political party allowances and general member support.

This is taken further over the MTEF, when expenditure is predicted to grow at a rate of 25,5 per cent, reaching R190,2 million by 2008/09.

24

                                                              Vote 2: Parliament

TABLE 2.6 CHANGES IN RETAINED REVENUE

------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                              ADJUSTED
                                          AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04    2004/05          2005/06     2006/07       2007/08    2008/09
------------------------------------------------------------------------------------------------------------------------

Changes in Retained Revenue        (25 693)     42 803     81 844               --          --            --         --
------------------------------------------------------------------------------------------------------------------------
TOTAL                              (25 693)     42 803     81 844               --          --            --         --
------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   (25 693)     42 803     81 844               --          --            --         --
                                  --------------------------------------------------------------------------------------
Financial transactions in assets
and liabilities                    (25 693)     42 803     81 844               --          --            --         --
                                  --------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
TOTAL                              (25 693)     42 803     81 844               --          --            --         --
------------------------------------------------------------------------------------------------------------------------

                                                                              25

2006 Estimates of National Expenditure

ANNEXURE

VOTE 2: PARLIAMENT

Table 2.A: Summary of expenditure trends and estimates per programme and economic classification

Table 2.B: Summary of personnel numbers and compensation of employees

Table 2.C: Summary of expenditure on training

26

                                                              Vote 2: Parliament

TABLE 2.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC
CLASSIFICATION

-----------------------------------------------------------------------------------------------------------------------
PROGRAMME                             APPROPRIATION       AUDITED               APPROPRIATION                  REVISED
                                    MAIN      ADJUSTED    OUTCOME     MAIN       ADDITIONAL       ADJUSTED    ESTIMATE
                                   ------------------------------------------------------------------------------------
R thousand                               2004/05          2004/05                   2005/06                    2005/06
-----------------------------------------------------------------------------------------------------------------------

1.  Administration                 340 927     328 934    314 016    401 837          (8 043)      393 794      290 805
2.  Members' Facilities            169 720     169 720    109 672    179 172           3 285       182 457      113 172
3.  Associated Services             77 490      77 490     75 236     96 246             (85)       96 161       95 593
4.  Changes in Retained                 --          --     81 844         --              --            --           --
    Revenue
-----------------------------------------------------------------------------------------------------------------------
SUBTOTAL                           588 137     576 144    580 768    677 255          (4 843)      672 412      499 570
-----------------------------------------------------------------------------------------------------------------------
DIRECT CHARGE ON NATIONAL          196 534     208 527    203 903    208 306           4 843       213 149      211 876
REVENUE FUND
                                   ------------------------------------------------------------------------------------
Members' Remuneration              196 534     208 527    203 903    208 306           4 843       213 149      211 876
                                   ------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL                              784 671     784 671    784 671    885 561              --       885 561      711 446
-----------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   659 864     659 864    669 704    736 062          34 016       770 078      595 429
                                   ------------------------------------------------------------------------------------
Compensation of employees          389 549     406 266    391 684    456 468          11 730       468 198      386 677
Goods and services                 270 315     253 598    196 176    279 594          22 286       301 880      208 752
Financial transactions in assets
and liabilities                         --          --     81 844         --              --            --           --
                                   ------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES             78 371      78 371     75 986     97 171            (345)       96 826       96 826
                                   ------------------------------------------------------------------------------------
Provinces and municipalities           881         881        750        925            (260)          665          665
Foreign governments and
international organisations            533         533      1 542        793             250         1 043        1 043
Non-profit institutions             76 957      76 957     73 694     95 453            (335)       95 118       95 118
                                   ------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS         46 436      46 436     38 981     52 328         (33 671)       18 657       19 191
                                   ------------------------------------------------------------------------------------
Machinery and equipment             46 436      46 436     38 981     52 328         (33 671)       18 657       19 191
                                   ------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL                              784 671     784 671    784 671    885 561              --       885 561      711 446
-----------------------------------------------------------------------------------------------------------------------

TABLE 2.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

---------------------------------------------------------------------------------------------------------------------------
                                                                           ADJUSTED
                                          AUDITED OUTCOME             APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATES
                                   ----------------------------------------------------------------------------------------
                                   2002/03     2003/04     2004/05          2005/06     2006/07      2007/08      2008/09
---------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)          295 261     343 789     391 684          468 198     534 593      562 926      592 341
Unit cost (R thousand)                 232         257         285              302         309          325          342
Compensation as % of total           100.0%      100.0%      100.0%           100.0%      100.0%       100.0%       100.0%
Personnel numbers (head count)       1 271       1 340       1 373            1 549       1 730        1 730        1 730
---------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)          295 261     343 789     391 684          468 198     534 593      562 926      592 341
UNIT COST (R THOUSAND)                 232         257         285              302         309          325          342
PERSONNEL NUMBERS (HEAD
COUNT)                               1 271       1 340       1 373            1 549       1 730        1 730        1 730
---------------------------------------------------------------------------------------------------------------------------

                                                                              27

2006 Estimates of National Expenditure

TABLE 2.C SUMMARY OF EXPENDITURE ON TRAINING

------------------------------------------------------------------------------------------------------------------------
                                                                          ADJUSTED
                                          AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATES
                                   -------------------------------------------------------------------------------------
                                   2002/03     2003/04    2004/05          2005/06    2006/07       2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)               500       2 399      4 636            6 135      7 497         7 894       7 894
BURSARIES (EMPLOYEES)
Expenditure (R thousand)                --         539        480            1 000        756           796         796
------------------------------------------------------------------------------------------------------------------------
TOTAL                                  500       2 938      5 116            7 135      8 253         8 690       8 690
------------------------------------------------------------------------------------------------------------------------

28

                                                                          VOTE 3

FOREIGN AFFAIRS

--------------------------------------------------------------------------------
                                      2006/07            2007/08       2008/09
R THOUSAND                       TO BE APPROPRIATED
--------------------------------------------------------------------------------
MTEF ALLOCATIONS                     3 042 149           3 409 363    3 645 538
  OF WHICH:
  Current payments                   2 158 818           2 365 020    2 486 872
  Transfers and subsidies              485 579             564 603      654 470
  Payments for capital assets          397 752             479 740      504 196
--------------------------------------------------------------------------------
STATUTORY AMOUNTS                        --                  --            --
--------------------------------------------------------------------------------
Executive authority              Minister of Foreign Affairs
Accounting officer               Director-General of Foreign
                                 Affairs
--------------------------------------------------------------------------------

AIM

The Department of Foreign Affairs formulates, co-ordinates, implements and manages South Africa's foreign policy and international relations programmes throughout the world.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Conduct the overall policy development and management of the department.

PROGRAMME 2: FOREIGN RELATIONS

Promote relations with foreign countries and participate in international organisations and institutions, in pursuit of South Africa's national values and foreign policy objectives.

PROGRAMME 3: PUBLIC DIPLOMACY AND PROTOCOL

Promote an understanding, domestically and internationally, of South Africa's role and position in international relations. Provide protocol services.

PROGRAMME 4: INTERNATIONAL TRANSFERS

Fund membership fees and transfers to international organisations.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The Department of Foreign Affairs will continue to implement its strategic priorities as informed by the foreign policy objectives of the South African government and outlined in the programme of the international relations, peace and security cluster, namely: consolidating the African agenda; global governance; South-South co-operation; and strengthening bilateral relations.

Consolidating the African agenda

The department's engagement in Africa will continue to be anchored on:
strengthening the African Union (AU) and its structures; promoting integration and development through the Southern African Development community (SADC);
promoting the implementation of the New Partnership

                                                                              29

2006 Estimates of National Expenditure

for Africa's Development (Nepad); supporting peace, security, stability and post conflict reconstruction initiatives; and strengthening bilateral relations.

Strengthening the African Union and its structures

The AU Commission is in the process of being set up, and posts are being filled steadily. South Africa's secondment policy should be finalised in early 2006 to enable candidates that are currently in government structures to apply for positions.

The revised scale of assessment, based on the AU's mission and strategy, has been finalised and adopted. The scale is informed by a member state's capacity to contribute to the AU budget. South Africa will pay 15 per cent of the total
AU budget from January 2006.

South Africa is the host of the AU's Pan-African Parliament.

South Africa will continue to actively support the AU Peace and Security
Council. Work on its sub-structures has progressed well, but needs to be concluded by establishing: the African standby force (by 2010); the Panel of the
Wise, made up of some highly experienced mediators; an early warning system with national and regional components; and a fund to support the council's actions.

Activities around the African diaspora will increase during 2006. The South
African/Caribbean diaspora conference was held in Jamaica in March 2005 and an
African diaspora summit will be held in South Africa in 2007.

Implementation of Nepad

Over the last three years, South Africa has been a key driver of the Nepad process. At national level, South Africa will continue to implement the Nepad priority sectors.

The review of South Africa by the African Peer Review Mechanism has begun, and should be completed by the end of 2006. A national programme of action would then need to be developed and accepted by the broad spectrum of South African stakeholders.

On the international front, South Africa will continue to interact with key continental and international partners and stakeholders to access support for
Nepad.

Strengthening SADC

Support for harmonising and rationalising the regional economic communities, as well as for the regional integration process is a priority. For South Africa, this applies specifically to the southern and eastern geographic regions, SADC and the Common Market for Eastern And Southern Africa (Comesa).

National departments are expected to begin implementing the regional indicative strategic development plan.

Another priority is the recruitment process in the SADC secretariat and ensuring that suitable South African candidates are appointed within the framework of the quota system.

Peace, stability and post-conflict reconstruction in Africa

The focus is increasingly on active engagement with and tangible support for
Africa's regional peace initiatives and processes. The revised White Paper on
South African Participation in International Peace Missions (1999) and the draft
AU post-conflict and reconstruction policy framework are major instruments for facilitating South Africa's engagement in the continental peace and development agenda. Furthermore, as part of the AU and SADC collective, South Africa is involved in creating the African standby force, the regional SADC brigade and the SADC national early warning centre.

30

                                                         Vote 3: Foreign Affairs

Global governance

Reforming the UN will continue to dominate the multilateral agenda in 2006. The
South African delegation played an important role in the 2005 UN world summit, including in the Africa Group, the Group of 77 (G77) and China, and the
Non-Aligned Movement, and currently co-chairs negotiations on the Human Rights
Council. Among other multilateral platforms, South Africa will continue to pursue the interests of Africa and the South through its leadership of the G77 and China.

South Africa will continue with its active engagement as a board member of the
International Atomic Energy Agency, where disarmament and non-proliferation of weapons are dealt with.

South Africa has ratified 11 of the 12 UN conventions on terrorism. The convention on the physical protection of nuclear materials is in the process of being ratified.

South Africa will continue to support and encourage initiatives aimed at bringing a lasting solution to the Israel/Palestine situation.

South Africa will also continue to support multilateral initiatives that are aimed at bringing peace and stability to Iraq.

A key challenge is to promote development issues in international debates. South
Africa will continue to be engaged in: reforming the international financial institutions; multilateral trade talks, in particular the Doha round; and
following up the implementation of the outcomes of international conferences in the social, environmental and economic fields, including the World Summit on
Sustainable Development and World Summit on the Information Society.

South-South co-operation

The India, Brazil, South Africa (IBSA) dialogue forum remains of strategic importance to South Africa. The forthcoming IBSA head of state and government summit is scheduled for the second half of 2006.

South Africa's and Africa's interaction with Asia has been given added impetus by the successful Asia-African summit held in Jakarta in April 2005, where the
New Asian-African Strategic Partnership was launched. The partnership will focus on pragmatic ways of addressing the development of Asian and African countries.
A secretariat will be created in the Department of Foreign Affairs. South Africa will continue to work towards synchronising the activities of several existing
Africa-Asia co-operation forums.

As chair of the G77 for 2006, South Africa will carry a substantial additional responsibility. The 132 members of the organisation must be co-ordinated to co-operate in promoting the South's development agenda, and South Africa must make sure that the outcomes of the 2005 high-level summit are implemented in a balanced way.

The strengthening of South Africa's bilateral relations, particularly with countries in Africa, is a high-level strategic objective. Cabinet has thus decided that South Africa should have resident representation in each African country by 2008, and at least three resident representations will be opened during 2006/07.

                                                                              31

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 3.1 FOREIGN AFFAIRS

------------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                            ADJUSTED      REVISED
                                    AUDITED OUTCOME             APPROPRIATION     ESTIMATE       MEDIUM-TERM EXPENDITURE ESTIMATE
                           ---------------------------------------------------------------------------------------------------------
R thousand                   2002/03     2003/04      2004/05              2005/06               2006/07      2007/08       2008/09
------------------------------------------------------------------------------------------------------------------------------------

1.  Administration           354 198     377 591      465 775         531 574      446 574       673 723      838 873       836 853
2.  Foreign                1 643 854   1 391 978    1 510 540       1 736 546    1 726 546     1 783 845    1 901 697     2 044 630
    Relations
3.  Public                    61 949      78 645      140 846         112 480      112 480       111 051      116 086       122 141
    Diplomacy and
    Protocol
4.  International            310 813     315 555      275 924         356 530      326 530       473 530      552 707       641 914
    Transfers
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                      2 370 814   2 163 769    2 393 085       2 737 130    2 612 130     3 042 149    3 409 363     3 645 538
------------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                        142 059       17 059       125 565      240 912       302 822
------------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS           1 864 489   1 673 867    1 892 203       2 132 840    2 082 840     2 158 818    2 365 020     2 486 872
                           ---------------------------------------------------------------------------------------------------------
Compensation of            1 077 750     953 354    1 058 368       1 399 758    1 349 758     1 392 501    1 478 983     1 569 592
employees
Goods and services           785 339     720 513      833 835         733 082      733 082       766 317      886 037       917 279
of which:
Communication                 47 067      48 948       54 120          57 534       57 534        60 385       64 480        68 730
Computer Services             12 605      13 955       15 302          16 154       16 154        17 240       19 405        20 686
Consultants,                   4 254       9 387       21 111           6 000        6 000         5 000        4 000            --
contractors and special
services
Inventory                      6 244       6 165        6 565           7 142        7 142         8 060        9 800        11 162
Maintenance repair            13 500      15 760       16 822          17 500       17 500        17 890       19 540        20 700
and running cost
Operating leases             214 979     214 803      227 319         249 239      249 239       244 028      331 822       312 637
Travel and subsistence       114 072     135 660      147 380         152 992      152 992       150 640      146 039       155 380
Public transport             125 598     128 678      130 659         136 025      136 025       175 427      187 970       196 247
Other                        247 020     147 157      214 557          90 496       90 496        87 647      102 981       131 737
Financial transactions         1 400          --           --              --           --            --           --            --
in assets and
liabilities
                           ---------------------------------------------------------------------------------------------------------
TRANSFERS AND                317 527     323 373      290 108         373 013      343 013       485 579      564 603       654 470
SUBSIDIES
                           ---------------------------------------------------------------------------------------------------------
Provinces and
municipalities                 6 714       7 818       14 184          16 483       16 483        12 049       11 896        12 556
Foreign governments          310 813     315 555      275 924         356 530      326 530       473 530      552 707       641 914
and international
organisations
                           ---------------------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL         188 798     166 529      210 774         231 277      186 277       397 752      479 740       504 196
ASSETS
                           ---------------------------------------------------------------------------------------------------------
Buildings and other           84 319      67 440       94 972         132 866       97 866       261 000      334 000       350 440
fixed structures
Machinery and                 90 793      99 089      112 802          98 411       88 411       136 752      145 740       153 756
equipment
Software and other                --          --        3 000              --           --            --           --            --
intangible assets
Land and subsoil              13 686          --           --              --           --            --           --            --
assets
                           ---------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTAL                      2 370 814   2 163 769    2 393 085       2 737 130    2 612 130     3 042 149    3 409 363     3 645 538
------------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure is expected to increase more rapidly over the medium-term expenditure framework (MTEF) than over the 2002/03 to 2005/06 period, the average annual growth rate rising from 4,9 per cent to 10 per cent. About two-thirds of the department's expenditure is in foreign currencies, so overall expenditure is heavily influenced by the exchange rate.

32

                                                         Vote 3: Foreign Affairs

The Foreign Relations programme takes, on average, 58,5 per cent of the department's budget, and is predicted to increase over the 2006 MTEF at a growth rate of 5,6 per cent, from R1,7 billion in 2005/06 to R2 billion in 2008/09. The department has increased its representation from 99 countries in 2002/03 to 111 countries in 2005/06. The number of missions will continue to increase over the
MTEF term by at least three missions per financial year.

In the 2006 Budget, the department received additional allocations of R78 million, R189 million and R247 million over the three years of the MTEF. This provides for a head office building, contributions to both the AU and the
African Renaissance Fund, and capital works on state-owned properties at the foreign missions.

DEPARTMENTAL RECEIPTS

Receipts come from interest on mission bank accounts, rent on state-owned property, VAT refunds from missions from previous financial years, foreign exchange gains and the sale of capital items. From 2006/07 to 2008/09, receipts are expected to increase by 10,8 per cent.

TABLE 3.2 DEPARTMENTAL RECEIPTS

----------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION        MEDIUM-TERM RECEIPTS ESTIMATE
                                         -----------------------------------------------------------------------------------------
R thousand                               2002/03      2003/04      2004/05        2005/06      2006/07      2007/08       2008/09
----------------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                     66 705       49 737       37 376         19 569       20 744       21 781        22 979
                                         -----------------------------------------------------------------------------------------
Sales of goods and services               26 715        7 297           --         15 019       15 921       16 717        17 636
produced by department
Transfers received                            25          183          416             --           --           --            --
Interest, dividends and rent on land       1 442        1 376        3 066          4 550        4 823        5 064         5 343
Sales of capital assets                   30 760          701          843             --           --           --            --
Financial transactions in assets and       7 763       40 180       33 051             --           --           --            --
liabilities
                                         -----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     66 705       49 737       37 376         19 569       20 744       21 781        22 979
----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services. The programme also provides consular and agency services in Pretoria and abroad, purchases vehicles for the department, and provides housing and office accommodation, including maintenance, to all staff members abroad.

EXPENDITURE ESTIMATES

TABLE 3.3 ADMINISTRATION

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                         -----------------------------------------------------------------------------------------
R thousand                               2002/03      2003/04      2004/05        2005/06      2006/07      2007/08       2008/09
----------------------------------------------------------------------------------------------------------------------------------

Minister(1)                               10 860          809          791            837          887          934           981
Deputy Ministers(2)                        4 235          958        1 296          1 329        1 409        1 484         1 558
Management                                 4 517       24 961       11 849         19 004       50 330       53 341        56 287
Corporate Services                       215 469      237 600      352 291        308 014      319 632      334 256       277 009
Government Motor Transport                    --          572        2 685            900          900          945           997
Statutory                                      4           --           --             --           --           --            --
Foreign and Domestic Properties
Management                               119 113      112 691       96 863        201 490      300 565      447 913       500 021
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    354 198      377 591      465 775        531 574      673 723      838 873       836 853
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     75 025      165 565      301 107       269 510
----------------------------------------------------------------------------------------------------------------------------------

(1)   Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

(2)   Payable as from 1 April 2005. Salary: R 544 123. Car allowance: R 136 030.

(3)   Payable as from 1 April 2005. Salary: R 519 399. Car allowance: R 129 849.

                                                                              33

2006 Estimates of National Expenditure

TABLE 3.3 ADMINISTRATION (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                         -----------------------------------------------------------------------------------------
R thousand                               2002/03      2003/04      2004/05        2005/06      2006/07      2007/08       2008/09
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                         259 243      296 317      338 036        357 142      362 930      450 525       429 076
                                         -----------------------------------------------------------------------------------------
Compensation of employees                102 294      108 714      152 606        166 110      175 359      184 127       194 254
Goods and services                       155 549      187 603      185 430        191 032      187 571      266 398       234 822
of which:
Communication                             13 234       15 932       17 850         18 954       20 695       22 980        25 700
Computer Services                          7 945        8 015        8 375          8 965        9 450       10 965        11 570
Inventory                                  3 788        3 472        3 670          3 972        4 560        5 500         6 582
Operating leases                          31 413       35 089       40 160         43 364       47 565      121 913        76 921
Travel and subsistence                    15 167       37 215       40 530         44 892       48 780       49 600        52 328
Public Transport                          19 412       20 569       20 685         22 754       25 029       27 532        29 183
Financial transactions in assets           1 400           --           --             --           --           --            --
and liabilities
                                         -----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                       52           67           77            432           81           --            --
                                         -----------------------------------------------------------------------------------------
Provinces and municipalities                  52           67           77            432           81           --            --
                                         -----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS               94 903       81 207      127 662        174 000      310 712      388 348       407 777
                                         -----------------------------------------------------------------------------------------
Buildings and other fixed structures      76 833       67 440       94 972        132 232      261 000      334 000       350 440

Machinery and equipment                   18 070       13 767       32 690         41 768       49 712       54 348        57 337
                                         -----------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    354 198      377 591      465 775        531 574      673 723      838 873       836 853
----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Work on the master systems plan continues, and revamping the network infrastructure will be complete by the end of 2006/07. The sharp increase in the
Management subprogramme in 2006/07 is due to greater spending on the offices of the minister and deputy-minister. With the devolution of funds from the
Department of Public Works, increased spending on acquiring properties abroad, and the provision for the new head office, the programme will grow at an average annual rate of 16,3 per cent over the MTEF.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Foreign Affairs received the following amounts: R47,6 million in 2006/07, R51,9 million in 2007/08 and R55,8 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: FOREIGN RELATIONS

The Foreign Relations programme promotes relations with foreign countries and facilitates the department's participation in international organisations and institutions, in pursuit of South Africa's national values and foreign policy objectives. While these objectives are applicable to all regions, the emphasis may differ depending on current circumstances or anticipated developments in a particular region. The subprogrammes reflect the regions.

34

                                                         Vote 3: Foreign Affairs

EXPENDITURE ESTIMATES

TABLE 3.4 FOREIGN RELATIONS

---------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                         ----------------------------------------------------------------------------------------
R thousand                               2002/03      2003/04      2004/05        2005/06      2006/07      2007/08       2008/09
---------------------------------------------------------------------------------------------------------------------------------

Bilateral Relations Management
Africa                                   133 964      109 857       98 407        195 440      152 851      162 022       166 711
Asia and Australasia                       8 644        8 951       40 273         25 692       27 234       28 868        31 182
Americas and Europe                       36 250       37 899       31 163         37 671       39 931       42 327        44 655
Multilateral                              33 413       30 274       31 904         61 838       49 017       51 958        54 816
Diplomatic Representation                422 446      373 188      347 626        392 711      475 670      509 782       574 978
Africa
Asia and Australasia                     212 118      175 771      283 122        331 165      349 695      364 452       387 642
Americas and Europe                      685 225      567 739      604 743        623 413      606 635      655 492       692 332
Multilateral                             111 794       88 299       73 302         68 616       82 813       86 796        92 315
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  1 643 854    1 391 978    1 510 540      1 736 546    1 783 845    1 901 697     2 044 630
---------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     36 672     (161 690)    (232 571)     (207 023)
---------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                       1 550 983    1 306 912    1 429 403      1 677 054    1 698 033    1 811 825     1 949 814
                                         ----------------------------------------------------------------------------------------
Compensation of employees                947 500      814 717      871 176      1 180 756        1 161        1 234         1 311
                                                                                                   319          487           649
Goods and services                       603 483      492 195      558 227        496 298      536 714      577 338       638 165
of which:
Communication                             30 908       31 583       34 600         36 800       37 800       39 500        40 600
Computer Services                          3 560        4 600        5 470          5 589        5 890        6 450         6 960
Maintenance repair and running            13 500       15 760       16 822         17 500       17 890       19 540        20 700
cost
Operating leases                         183 566      179 714      187 159        205 875      196 463      209 909       235 716
Travel and subsistence                    87 821       90 716       98 760         99 200       92 310       85 989        92 027
Public Transport                          97 444       98 493       99 396        101 635      137 599      146 359       152 140
                                         ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                      284          221        3 995          4 215          220           --            --
                                         ----------------------------------------------------------------------------------------
Provinces and municipalities                 284          221        3 995          4 215          220           --            --
                                         ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS               92 587       84 845       77 142         55 277       85 592       89 872        94 815
                                         ----------------------------------------------------------------------------------------
Buildings and other fixed                  7 486           --           --             --           --           --            --
structures
Machinery and equipment                   71 415       84 845       77 142         55 277       85 592       89 872        94 815
Land and subsoil assets                   13 686           --           --             --           --           --            --
                                         ----------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  1 643 854    1 391 978    1 510 540      1 736 546    1 783 845    1 901 697     2 044 630
---------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure rises steadily over the seven-year-period, from R1,6 billion in
2002/03 to R2 billion in 2008/09, an average annual rate of 3,7 per cent.
Between 2005/06 and 2008/09, the growth rate of 5,6 per cent is considerably higher than the 1,8 per cent during the 2002/03 to 2005/06 period. The rapid increase over the MTEF is mainly due to the expansion of foreign representation, particularly in Africa and Asia.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

During 2004, much has been achieved in promoting the African agenda, including efforts to improve the functioning of regional economic communities, and the AU and Nepad. South Africa was elected a member of the AU's Peace and Security
Council for three years and chaired the

                                                                              35

2006 Estimates of National Expenditure

council in July 2004. The department focused on further integrating SADC, establishing the Pan African Parliament, reviewing Nepad and stimulating implementation projects.

Through active interventions, South Africa supported peace and security efforts in Africa. South Africa was appointed by the AU to spearhead the resolution of the political crisis in Cote d'Ivoire and to chair the committee on the reconstruction of the Sudan.

During 2005/06, new missions were opened in Brazzaville (Congo), N'djamena
(Chad) and Conakry (Guinea). In Asia, missions were opened in Colombo (Sri
Lanka) and Suva (Fiji). South Africa appointed its first ambassadors to
Kazakhstan and the Philippines, and upgraded the mission in Beijing with the appointment of a minister plenipotentiary in a newly created post.

In September 2005, South Africa signed the Convention for the Suppression of
Acts of Nuclear Terrorism, which is now recognised as the 13th UN counter-terrorism convention. Arrangements for ratifying this convention are being made.

SELECTED MEDIUM-TERM OUTPUT TARGETS

FOREIGN RELATIONS

MEASURABLE OBJECTIVE: Promote South Africa's foreign policy internationally and within multilateral institutions, through diplomatic interventions to strengthen foreign relations.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                         MEASURE/INDICATOR                              TARGET
------------------------------------------------------------------------------------------------------------------------------------

Bilateral and Multilateral   Strengthening of AU and its    Remaining structures of the AU set up          March 2007
Relations Management         structures
                                                            Alternative sources of funding identified      August 2006
                             Functional SADC and            Finalise the implementation of restructuring   March 2007
                             structures                     process of the SADC and its structures
                                                            Number of UN conventions ratified              3 conventions
------------------------------------------------------------------------------------------------------------------------------------
Diplomatic                   Increased foreign              Number of new missions opened in Africa,       3 in Africa
Representation               representation                 Asia and Middle East                           2 in Asia/the Middle East
                                                                                                           1 in the Caribbean
                                                                                                           1 in Eastern Europe
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: PUBLIC DIPLOMACY AND PROTOCOL

The Public Diplomacy and Protocol programme markets South Africa's foreign policy objectives, projects a positive image of South Africa and Africa, and provides state protocol services. There are two subprogrammes:

o     Public Diplomacy deals with media liaison, engagement with national stakeholders, and promoting South Africa's policies and programmes at home and abroad.

o     Protocol deals with protocol administration, protocol ceremonial services, state visits, diplomatic liaison, and intergovernmental or provincial protocol services; organises international conferences; and manages guesthouses.

EXPENDITURE ESTIMATES

TABLE 3.5 PUBLIC DIPLOMACY AND PROTOCOL

---------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                         ----------------------------------------------------------------------------------------
R thousand                               2002/03      2003/04      2004/05        2005/06      2006/07      2007/08       2008/09
---------------------------------------------------------------------------------------------------------------------------------

Public Diplomacy                          15 031       17 615       36 180         25 000       26 500       28 090        29 635
Protocol                                  46 918       61 030      104 666         87 480       84 551       87 996        92 506
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     61 949       78 645      140 846        112 480      111 051      116 086       122 141
---------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     22 362       16 690       32 376        33 827
---------------------------------------------------------------------------------------------------------------------------------

36

                                                         Vote 3: Foreign Affairs

TABLE 3.5 PUBLIC DIPLOMACY AND PROTOCOL (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                         ----------------------------------------------------------------------------------------
R thousand                               2002/03      2003/04      2004/05        2005/06      2006/07      2007/08       2008/09
---------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                          54 263       70 638      124 764         98 644       97 855      102 670       107 981
                                         ----------------------------------------------------------------------------------------
Compensation of employees                 27 956       29 923       34 586         52 892       55 823       60 369        63 689
Goods and services                        26 307       40 715       90 178         45 752       42 032       42 301        44 292
of which:
Inventory                                  2 456        2 693        2 895          3 170        3 500        4 300         4 580
Travel and subsistence                    11 084        7 729        8 090          8 900        9 550       10 450        11 025
Public Transport                           8 742        9 616       10 578         11 636       12 799       14 079        14 924
                                         ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    6 378        7 530       10 112         11 836       11 748       11 896        12 556
                                         ----------------------------------------------------------------------------------------
Provinces and municipalities               6 378        7 530       10 112         11 836       11 748       11 896        12 556
                                         ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                1 308          477        5 970          2 000        1 448        1 520         1 604
                                         ----------------------------------------------------------------------------------------
Buildings and other fixed                     --           --           --            634           --           --            --
structures
Machinery and equipment                    1 308          477        2 970          1 366        1 448        1 520         1 604
Software and other intangible                 --           --        3 000             --           --           --            --
assets
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     61 949       78 645      140 846        112 480      111 051      116 086       122 141
---------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increases at a stable average annual rate of 12 per cent, from R61,9 million in 2002/03 to R122,1 million in 2008/09. The main cost driver is marketing and promotion activities. Over the MTEF, expenditure will increase at a growth rate of 2,8 per cent, mainly due to the additional funding provided for protocol services.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The department continued to promote its activities and those of the ministry, as well as South Africa's foreign policy priority areas. This included publications such as the strategic plan, annual report, audio-visual and photographic coverage of principals at the department and in the Presidency in outgoing and incoming visits, and media liaison. The department's imbizo, which took place in
Cape Town in 2005, was an effective tool for reaching stakeholders. The department took part in national promotional and marketing events and supported the efforts of the International Marketing Council in promoting and marketing a positive image of South Africa abroad. Some significant promotional events were
Freedom Day celebrations and Africa Day celebrations, as well as various international exhibitions, conference, sporting events, film festivals and exchange programmes.

The department managed the logistics for international presidential visits and helped with the logistics for the international visits of former presidents.

The department provided protocol services during the hosting of various international conferences and summits and the presidential inauguration.

During 2004/05, the department began developing an interactive diplomatic website. The department has finished the first phase of developing an interactive website for regulation of the diplomatic community. The second phase has already begun.

                                                                              37

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

PUBLIC DIPLOMACY AND PROTOCOL

MEASURABLE OBJECTIVE: Project a positive image of South Africa by marketing the department's programmes and providing protocol services.

--------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME        OUTPUT                                      MEASURE/INDICATOR                         TARGET
--------------------------------------------------------------------------------------------------------------------------

Public Diplomacy    Building and projecting a positive image    Roll out Brand SA through a number of     111 missions
                    of South Africa                             missions
--------------------------------------------------------------------------------------------------------------------------
Protocol            Interactive information exchange with the   Complete the second phase of the          December 2006
                    diplomatic community accredited to South    interactive diplomatic website
                    Africa
--------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: INTERNATIONAL TRANSFERS

The International Transfers programme funds fees and contributions to various international organisations through its one subprogramme, International
Organisations.

EXPENDITURE ESTIMATES

TABLE 3.6 INTERNATIONAL TRANSFERS

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                         -----------------------------------------------------------------------------------------
R thousand                               2002/03      2003/04      2004/05        2005/06      2006/07      2007/08       2008/09
----------------------------------------------------------------------------------------------------------------------------------

International Organisations              310 813      315 555      275 924        356 530      473 530      552 707       641 914
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    310 813      315 555      275 924        356 530      473 530      552 707       641 914
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      8 000      105 000      140 000       206 508
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  310 813      315 555      275 924        356 530      473 530      552 707       641 914
                                         -----------------------------------------------------------------------------------------
Foreign governments and                  310 813      315 555      275 924        356 530      473 530      552 707       641 914
international organizations
                                         -----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    310 813      315 555      275 924        356 530      473 530      552 707       641 914
----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------------
FOREIGN GOVERNMENTS AND INTERNATIONAL ORGANISATIONS
CURRENT                                  310 813      315 555      275 924        356 530      473 530      552 707       641 914
                                         -----------------------------------------------------------------------------------------
Commonwealth Fund for Technical            9 300           --           --             --           --           --            --
Co-operation
World Food Programme                     170 000      100 000           --             --           --           --            --
United Nations Development                 5 620          950          950            950          950          998         1 093
Programme
Southern African Development               2 663       17 847       25 764         12 665       12 665       13 298        14 561
Community: Membership Fees
Other International Organisations          3 973        3 927        3 851          7 120        7 120        7 476         8 187
Manpower secondment
African Union                             15 059       14 500       31 374         80 000      155 000      161 000       172 495
New Partnership for Africa's              19 200       25 000       70 500         30 000       30 000       31 250        34 219
Development
Commonwealth: Membership Fees              7 344        7 000        5 078          7 000        7 000        7 350         8 048
United Nations: Membership Fees           70 796       76 000       44 107         80 000       80 000       84 000        91 980
Indian Ocean Rim Research Centre              --           49           --            120          120          126           138
Humanitarian Aid                           6 858       10 000       34 707         21 000       13 000       13 650        14 947
Bacterial and Toxic Weapons                   --          414           --            414          414          435           476
Convention
African, Caribbean and Pacific:               --        2 087        1 838          2 200        2 200        2 310         2 529
Membership Fee
Bureau of International Exposition:           --           25           --             25           25           26            28
Membership Fees
----------------------------------------------------------------------------------------------------------------------------------

38

                                                         Vote 3: Foreign Affairs

TABLE 3.6 INTERNATIONAL TRANSFERS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                         -----------------------------------------------------------------------------------------
R thousand                               2002/03      2003/04      2004/05        2005/06      2006/07      2007/08       2008/09
----------------------------------------------------------------------------------------------------------------------------------

Comprehensive Test Ban Treaty                 --        2 306        2 396          4 986        4 986        5 235         5 732
South Centre                                  --        1 000        1 007          1 000        1 000        1 050         1 150
Perrez-Guerrero Trust Fund                    --           50           --             50           50           53            58
United Nations Development                    --        4 400        4 352          9 000        9 000        9 450        10 348
Programme: Local Office Costs
African Renaissance Fund                      --       50 000       50 000        100 000      150 000      215 000       275 925
                                         -----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    310 813      315 555      275 924        356 530      473 530      552 707       641 914
----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Payments are influenced by changes in the exchange rate, as most are made at the missions abroad. During 2002/03 and 2003/04, contributions of R170 million and
R100 million were made to the World Food Programme.

Over the 2006 MTEF, expenditure will increase at the rapid average annual rate of 21,7 per cent, from R356,5 million in 2005/06 to R641,9 million in 2008/09.
This is influenced by the increase in South Africa's contribution to the AU, from 8,2 per cent to 15 per cent of the AU's total budget. Transfer payments to the African Renaissance Fund will increase, due to the recapitalisation of the fund and the expansion of the projects that it supports.

                                                                              39

2006 Estimates of National Expenditure

ANNEXURE TABLES

Table A: Summary of expenditure trends and estimates per programme and economic classification

Table B: Summary of personnel numbers and compensation of employees

Table C: Summary of expenditure on training

Table D: Summary of official development assistance expenditure

Table E: Summary of expenditure on infrastructure

Table F: Summary of departmental public-private partnerships projects

40

                                                         Vote 3: Foreign Affairs

TABLE 3.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC
CLASSIFICATION

----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                    APPROPRIATION         AUDITED                 APPROPRIATION                  REVISED
                                          MAIN       ADJUSTED      OUTCOME         MAIN     ADDITIONAL      ADJUSTED     ESTIMATE
                                       -------------------------------------------------------------------------------------------
R thousand                                    2004/05              2004/05                   2005/06                      2005/06
----------------------------------------------------------------------------------------------------------------------------------

1.  Administration                       366 912      448 784      465 775        456 549       75 025      531 574       446 574
2.  Foreign Relations                  1 751 020    1 694 238    1 510 540      1 699 874       36 672    1 736 546     1 726 546
3.  Public Diplomacy and                 135 122      144 802      140 846         90 118       22 362      112 480       112 480
    Protocol
4.  International Transfers              232 760      298 985      275 924        348 530        8 000      356 530       326 530
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  2 485 814    2 586 809    2 393 085      2 595 071      142 059    2 737 130     2 612 130
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                       2 091 198    2 086 853    1 892 203      2 014 234      118 606    2 132 840     2 082 840
                                       -------------------------------------------------------------------------------------------
Compensation of employees              1 306 670    1 235 919    1 058 368      1 399 758           --    1 399 758     1 349 758
Goods and services                       784 528      850 934      833 835        614 476      118 606      733 082       733 082
                                       -------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  233 179      299 409      290 108        348 927       24 086      373 013       343 013
                                       -------------------------------------------------------------------------------------------
Provinces and municipalities                 419          424       14 184            397       16 086       16 483        16 483
Foreign governments and                  232 760      298 985      275 924        348 530        8 000      356 530       326 530
international organisations
                                       -------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS              161 437      200 547      210 774        231 910         (633)     231 277       186 277
                                       -------------------------------------------------------------------------------------------
Buildings and other fixed                 54 209       77 981       94 972        112 232       20 634      132 866        97 866
structures
Machinery and equipment                  104 228      119 566      112 802        119 678      (21 267)      98 411        88 411
Software and intangible assets             3 000        3 000        3 000             --           --           --            --
                                       -------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  2 485 814    2 586 809    2 393 085      2 595 071      142 059    2 737 130     2 612 130
----------------------------------------------------------------------------------------------------------------------------------

TABLE 3.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

----------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATES
                                       -------------------------------------------------------------------------------------------
                                         2002/03      2003/04      2004/05        2005/06      2006/07      2007/08       2008/09
----------------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)              1 077 750      953 354    1 058 368      1 399 758    1 392 501    1 478 983     1 569 592
Unit cost (R thousand)                       295          261          273            360          342          346           349
Compensation as % of total                 100.0%       100.0%       100.0%         100.0%       100.0%       100.0%        100.0%
Personnel numbers (head                    3 655        3 655        3 875          3 884        4 076        4 280         4 493
count)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)              1 077 750      953 354    1 058 368      1 399 758    1 392 501    1 478 983     1 569 592
UNIT COST (R THOUSAND)                       295          261          273            360          342          346           349
PERSONNEL NUMBERS (HEAD                    3 655        3 655        3 875          3 884        4 076        4 280         4 493
COUNT)
----------------------------------------------------------------------------------------------------------------------------------
D. LEARNERSHIPS
Payments for learnerships (R                  --           --           --          4 000        4 000        4 000         4 000
thousand) (G&S)
Number of learnerships (head                  --           --           --             39           79           79            79
count)
----------------------------------------------------------------------------------------------------------------------------------

                                                                              41

2006 Estimates of National Expenditure

TABLE 3.C SUMMARY OF EXPENDITURE ON TRAINING

----------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATES
                                         -----------------------------------------------------------------------------------------
                                         2002/03      2003/04      2004/05        2005/06      2006/07      2007/08       2008/09
----------------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure(R thousand)                    2 156        1 716        2 937          7 000       10 314       12 784        16 859
Number of employees trained
(head count)                                 734          656        1 095          1 165        1 630        2 140         2 696
BURSARIES (EMPLOYEES)

Expenditure (R thousand)                     562          625          449            354          381          398           422
Number of employees
(head count)                                 104          116           95             76           81           86            91
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      2 718        2 341        3 386          7 354       10 695       13 182        17 281
NUMBER OF EMPLOYEES                          838          772        1 190          1 241        1 711        2 226         2 787
----------------------------------------------------------------------------------------------------------------------------------

TABLE 3.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

----------------------------------------------------------------------------------------------------------------------------------
DONOR             PROJECT       CASH/                                           ADJUSTED
                                KIND              AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                         -----------------------------------------------------------------------------------------
R thousand                               2002/03      2003/04      2004/05       2005/06       2006/07      2007/08       2008/09
----------------------------------------------------------------------------------------------------------------------------------

FOREIGN
United        Goodwill Action   Cash         111           --           --             --           --           --            --
Kingdom

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                        111           --           --             --           --           --            --
----------------------------------------------------------------------------------------------------------------------------------

TABLE 3.E SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

----------------------------------------------------------------------------------------------------------------------------------
DESCRIPTION              SERVICE DELIVERY OUTPUTS                                ADJUSTED
                                              AUDITED OUTCOME               APPROPRIATION           MEDIUM-TERM EXPENDITURE
                                                                                                            ESTIMATE
                                         -----------------------------------------------------------------------------------------
R thousand                               2002/03      2003/04      2004/05        2005/06      2006/07      2007/08       2008/09
----------------------------------------------------------------------------------------------------------------------------------

GROUPS OF SMALL PROJECTS OR PROGRAMMES
Construction of missions  Ten residence   87 700       77 602       56 703         34 594      192 269      214 200       223 000
                          (Heads of missions)
MAINTENANCE ON INFRASTRUCTURE (CAPITAL)
Maintanance
projects                                      --           --           --         97 406       60 731      101 800            --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     87 700       77 602       56 703        132 000      253 000      316 000       223 000
----------------------------------------------------------------------------------------------------------------------------------

TABLE 3.F SUMMARY OF DEPARTMENTAL PUBLIC-PRIVATE PARTNERSHIP PROJECTS

----------------------------------------------------------------------------------------------------------------------------------
                                                                                   BUDGET
                                                                    TOTAL     EXPENDITURE       MEDIUM-TERM EXPENDITURE ESTIMATE
                                                                   COST OF    ----------------------------------------------------
R thousand                                                         PROJECT        2005/06      2006/07      2007/08       2008/09
----------------------------------------------------------------------------------------------------------------------------------

PROJECTS IN PREPARATION, REGISTERED IN TERMS OF TREASURY             6 000         12 000        6 000      124 000       131 000
REGULATION 16(1)
                                                                   ---------------------------------------------------------------
PPP unitary charge                                                      --             --           --      124 000       131 000
Advisory fees                                                        6 000         12 000        6 000           --            --
                                                                   ---------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                6 000         12 000        6 000      124 000       131 000
----------------------------------------------------------------------------------------------------------------------------------

1.    Only projects that have received Treasury Approval: 1

42

                                                                          VOTE 4

HOME AFFAIRS

                                           2006/07             2007/08     2008/09
R THOUSAND                           TO BE APPROPRIATED
-----------------------------------------------------------------------------------

MTEF ALLOCATIONS                          2 800 405           3 053 800   3 742 585
   OF WHICH:
   Current payments                       1 844 348           1 990 089   2 274 762
   Transfers and subsidies                  361 169             441 084     850 375
   Payments for capital assets              594 888             622 627     617 448
-----------------------------------------------------------------------------------
STATUTORY AMOUNTS                                --                  --          --
-----------------------------------------------------------------------------------
Executive authority              Minister of Home Affairs
Accounting officer               Director-General of Home
                                 Affairs
-----------------------------------------------------------------------------------

AIM

The aim of the Department of Home Affairs is to protect and regulate the interests of the inhabitants of the Republic of South Africa regarding their individual status, identity and specific rights and powers, and to promote a supporting service for this.

Programme purposes

PROGRAMME 1: ADMINISTRATION

Provide for the overall management of the department, and provide information systems support to line functions.

PROGRAMME 2: DELIVERY OF SERVICES

Deliver the department's core services: granting rights and citizenship to eligible people and controlling immigration according to South Africa's skills and investment needs.

PROGRAMME 3: AUXILIARY AND ASSOCIATED SERVICES

Provide support to the Film and Publication Board, the Government Printing Works
and the Independent Electoral Commission. Provide for upgrading and maintaining buildings and accommodation. Purchase vehicles for departmental use.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

In 2003, the Department of Home Affairs developed a turnaround strategy to address its shortcomings in key areas such as immigration services, technology and infrastructure, and in service delivery across the department. The strategy has had a significant impact. During the past year, much of the department's focus has been on the turnaround strategy and targeted operational improvements.
There have therefore been no significant changes to major legislation and policies. The South African Citizenship Act (1995) and the Births and Deaths
Registration Act (1992) are the main pillars underpinning civic services, while the new Immigration Act (2002) continues to guide immigration policy.

                                                                              43

2006 Estimates of National Expenditure

Citizen registration

A core function of the Department of Home Affairs is to record the identity and status of all South African citizens. This is crucial to managing and regulating social, economic and political activities, and is the foundation for democracy and development. Many South Africans are unregistered, and the department has instituted a survey which will provide vital information for correctly registering all citizens. Initiatives such as electronic registration at hospitals, pilot integrated client service consoles in identified offices, mobile registration units and unique identity numbers will need to be broadened and sustained over the medium term.

Ongoing education campaigns, business process reviews and quality control measures aim to counter significant corruption and fraud in acquiring South
African citizenship, including through fraudulent marriages. A complete review of the civic affairs legislative framework is imminent to ensure that loopholes are closed and that the legislation aligns with the Constitution and with government policy.

The department's IT strategy will play a key role in citizen registration. The home affairs national identification system (HANIS) and the smart card will also improve identification and curb corruption. These instruments will enable instant access to converted digital information. Information in the population register will also be up to date and accurate.

National immigration

The national immigration branch was launched in 2005 and has the potential to radically transform and professionalise the department's immigration function, but capacity building is imperative.

Improved interactions with key stakeholders and role-players, and concluding agreements with neighbouring countries, are critical for effective border control and law enforcement.

The improvement of refugee management has been identified as a high priority, with special emphasis on eradicating all backlog cases, improved capacity and a review of the Refugees Act (1998). The department will also improve and expand on its capacity to provide information to other departments.

The work of improving government services at ports of entry has started in earnest, through the establishment of the interdepartmental border control operational co-ordinating committee, chaired by the department. Among its tasks, the committee is to look at developing infrastructure and improving border posts.

Service delivery

The first phase of the client service centre has been finalised. It will be converted into a fully-fledged 24-hour client service centre that will enable the public, other government departments and the private sector to make enquiries about progress with applications, and it will clear blockages and fast-track processes.

To deliver a service to all South Africans, the department requires a global footprint; a 10-year plan for rolling out home affairs representation abroad has been developed. The department needs to be represented by senior officials in countries where international organisations such as the International
Organisation for Migration, the UN High Commissioner for Refugees and the
African Union are based, and where South Africa's trade links and tourism market are expanding. Personnel will be placed in 10 missions each financial year.

The department is also strengthening its capacity in front offices. The Service
Delivery subprogramme has been established within the Delivery of Services programme to realise the department's commitment to Batho Pele principles. To improve access to services, a proposal on opening priority offices has been developed, based on research which maps all offices and services

44

                                                            Vote 4: Home Affairs

countrywide, including proposed offices and services. The research provides a gap analysis and highlights unserviced areas. The department has also introduced mobile units to service deeply rural and marginalised urban areas. The online registration of births and deaths has been introduced at hospitals. These initiatives will be expanded upon in the future.

EXPENDITURE ESTIMATES

TABLE 4.1 HOME AFFAIRS

PROGRAMME                                                              ADJUSTED     REVISED
                                        AUDITED OUTCOME           APPROPRIATION    ESTIMATE  MEDIUM-TERM EXPENDITURE ESTIMATE
                                ---------------------------------------------------------------------------------------------
R thousand                        2002/03    2003/04    2004/05         2005/06               2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------------

1. Administration                 172 386    232 479    501 570         427 265    385 265    491 210    516 497    578 173
2. Delivery of                    956 988  1 015 562    912 401       1 570 688  1 434 288  1 712 400  1 898 017  2 099 949
   Services
3. Auxiliary and                  300 655    773 974    655 472       1 121 121  1 121 121    596 795    639 286  1 064 463
   Associated
   Services
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                           1 430 029  2 022 015  2 069 443       3 119 074  2 940 674  2 800 405  3 053 800  3 742 585
=============================================================================================================================
Change to 2005 Budget estimate                                          146 363   (32 037)    173 144    233 805    781 591
-----------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  904 001  1 250 551   1 301 456      1 537 706  1 495 706  1 844 348  1 990 089  2 274 762
Compensation of                   530 959    660 348     648 772        845 650    803 650  1 055 481  1 208 866  1 388 007
employees
Goods and services                372 097    588 682     652 643        692 056    692 056    788 867    781 223    886 755
of which:
Communication                      25 829     36 875      37 696         49 641     49 641     56 139     54 820     62 536
Computer Services                   1 269     28 356     122 827         58 913     58 913     68 372     70 189     79 441
Consultants,                      111 597    135 927     152 100        289 822    289 822    322 765    305 534    350 248
contractors and
special services
Inventory                          89 536     63 040      85 462         71 888     71 888     80 234     76 317     87 418
Maintenance repair                  4 445      3 592      57 568         15 453     15 453     17 678     17 651     20 062
and running cost
Operating leases                   49 939     56 488      65 752         78 209     78 209     96 862    108 965    120 502
Travel and                         56 252     68 450      61 054         63 311     63 311     71 937     70 836     80 691
subsistence
Municipal services                 13 055     13 772      14 458         15 604     15 604     18 282     19 840     21 089
Financial transactions                945      1 521          41             --         --         --         --         --
in assets and
liabilities
TRANSFERS AND                     216 504    673 675     541 678        955 958    955 958    361 169    441 084    850 375
SUBSIDIES
Provinces and                       1 771      2 306       2 153          2 782      2 782      2 191      2 468      2 666
municipalities
Departmental                      214 756    671 160     533 760        951 221    951 221    357 433    436 879    845 839
agencies and
accounts
Households                           (23)        209       5 765          1 955      1 955      1 545      1 737      1 870
PAYMENTS FOR CAPITAL              309 524     97 789     226 309        625 410    489 010    594 888    622 627    617 448
ASSETS
Buildings and other                19 542     26 345      20 094         64 576     64 576    104 913    53 500      55 994
fixed structures
Machinery and                     289 982     71 444     182 368        379 951    279 951    489 975    559 417    534 199
equipment
Software and other                     --         --      23 847        180 883    144 483         --      9 710     27 255
intangible assets
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                           1 430 029  2 022 015   2 069 443      3 119 074  2 940 674  2 800 405  3 053 800  3 742 585
=============================================================================================================================

                                                                              45

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure grew rapidly between 2002/03 and 2005/06, increasing from R1,4 billion to R3,1 billion, an average annual increase of 29,7 per cent. It is expected to rise at a lower rate of 6,3 per cent over the 2006 medium-term expenditure framework (MTEF), reaching R3,7 billion by 2008/09. The sharp increase in 2005/06 is mainly due to large increases in transfers to the
Independent Electoral Commission (IEC) for the local government elections as well as for filling vacant posts. The large increase in 2003/04 is also due to transfers to the IEC.

Over the MTEF, expenditure on compensation of employees,
on average 35,4 per cent of the department's budget, is expected to grow strongly again, at an average rate of 18 per cent, as the department expands its capacity.

In the 2006 Budget, the department received additional allocations of R78 million for 2006/07, R130 million for 2007/08 and R670 million for 2008/09. The funds have been allocated as follows for these years: IEC - R18 million, R30 million and R420 million; capacity building - R60 million, R100 million and R250 million (including costs for filling posts and lease accommodation); and
devolution of funds from the Department of Public Works - R95,1 million R103,8 million and R111,6 million.

DEPARTMENTAL RECEIPTS

Income is generated mainly from issuing passports, and identity, travel and other official documents.

TABLE 4.2 DEPARTMENTAL RECEIPTS

                                                                        ADJUSTED
                                              AUDITED OUTCOME      APPROPRIATION    MEDIUM-TERM RECEIPTS ESTIMATE
                                       --------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05        2005/06    2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                  222 796   316 623   302 095        293 596    317 127   332 983   349 632
Sales of goods and services            226 818   317 107   295 416        291 980    309 499   324 974   341 223
produced by department
Sales of scrap, waste and other used         8        11        --             --         --        --        --
current goods
Fines, penalties and forfeits          (3 363)     (323)     6 257            617      6 570     6 898     7 243
Interest, dividends and rent on land     (667)     (172)         1            793        840       882       926
Sales of capital assets                     --        --       497             --         --        --        --
Financial transactions in assets and        --        --      (76)            206        218       229       240
liabilities
-----------------------------------------------------------------------------------------------------------------
TOTAL                                  222 796   316 623   302 095        293 596    317 127   332 983   349 632
=================================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

46

                                                            Vote 4: Home Affairs

EXPENDITURE ESTIMATES

TABLE 4.3 ADMINISTRATION

SUBPROGRAMME                                                        ADJUSTED
                                      AUDITED OUTCOME          APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06     2006/07    2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Minister(1)                          691       747       791             837         887        934        981
Deputy Minister(2)                   547       551       601             649         688        725        761
Management                        25 546    41 188    37 826         118 595     175 572    196 643    214 748
Corporate Services                96 627   128 511   400 870         159 832     188 518    208 508    234 809
Information Services (GITO)       48 975    61 482    61 482         147 352     125 545    109 687    126 874
---------------------------------------------------------------------------------------------------------------
TOTAL                            172 386   232 479   501 570         427 265     491 210    516 497    578 173
===============================================================================================================
Change to 2005 Budget estimate                                        71 368    (43 331)   (47 582)   (14 110)
---------------------------------------------------------------------------------------------------------------

(1)  Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

(2)  Payable as from 1 April 2005. Salary: R 519 399. Car allowance: R 129 849.

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 162 111   218 353   330 834         347 912      444 471    484 244    541 577
Compensation of employees         75 574    90 786    89 667         180 238      248 525    280 617    311 534
Goods and services                85 914   127 068   241 167         167 674      195 946    203 627    230 043
of which:
Communication                      7 491    11 103    12 434          17 907       20 927     21 745     24 570
Computer Services                    878    24 120    99 794          51 115       59 724     62 066     70 117
Consultants, contractors and      41 517    45 867    46 200          20 144       23 533     24 456     27 628
special services
Inventory                          5 134     5 002    12 336           8 150        9 523      9 896     11 180
Maintenance repair and running     4 062       466     7 102           8 947       10 464     10 874     12 284
cost
Travel and subsistence            18 174    22 835    25 640          27 939       32 664     33 945     38 348
Financial transactions in            623       499        --              --           --         --         --
assets and liabilities
TRANSFERS AND SUBSIDIES              452       767     2 703           1 194        1 233      1 378      1 488
Provinces and municipalities         451       672       490             929          959      1 072      1 158
Households                             1        95     2 213             265          274        306        330
PAYMENTS FOR CAPITAL ASSETS        9 823    13 359   168 033          78 159       45 506     30 875     35 108
Machinery and equipment            9 823    13 359   161 209          29 166       45 506     30 875     32 853
Software and other intangible         --        --     6 824          48 993           --         --      2 255
assets
---------------------------------------------------------------------------------------------------------------
TOTAL                            172 386   232 479   501 570         427 265      491 210    516 497    578 173
===============================================================================================================

EXPENDITURE TRENDS

Expenditure grows steadily over the seven-year-period, rising from R172,4 million in 2002/03 to R427,3 million in 2005/06, at an average annual rate of
35,3 per cent. It is expected to increase at a lower rate of 10,6 per cent, reaching R578,2 million in 2008/09. The large increase of R269,1 million to
R501,6 million in 2004/05 was mainly due to a reprioritisation process. The one-off increase in 2005/06 in the Information Services subprogramme was because of the rollout of the basic accounting system (BAS) to a number of offices that did not have the system before. The increase in expenditure over the MTEF is mainly attributable to capacity building.

PROGRAMME 2: DELIVERY OF SERVICES

The Delivery of Services programme comprises three main branches: civic services, service delivery and national immigration. It grants rights and powers to citizens and deals with travel and passport matters, citizenship and population registration. It also controls immigration according to South
Africa's skills and investment needs, and controls visitors who enter the country temporarily.

                                                                              47

2006 Estimates of National Expenditure

There are seven subprogrammes:

o    Travel Documents and Citizenship issues passports and other travel documents, provides financial assistance to citizens abroad, and determines and grants citizenship.

o    Population Register maintains a register of citizens and immigrants who have acquired the right to permanent residence, as well as registers of births, deaths and marriages.

o    Service Delivery develops systems for improving the department's service delivery.

o    Admissions issues temporary and permanent residence permits.

o    Immigration Control deals with the deportation of illegal immigrants.

o    Refugee Affairs administers refugees and asylum seekers.

o    Board and Committees considers all appeals against the decisions of the standing committee for refugee affairs.

EXPENDITURE ESTIMATES

TABLE 4.4 DELIVERY OF SERVICES

SUBPROGRAMME                                                            ADJUSTED
                                           AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ---------------------------------------------------------------------------------
R thousand                         2002/03     2003/04   2004/05         2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Travel Documents and Citizenship    25 568      36 628    36 308          56 604      40 955      45 542      52 226
Population Register                431 658     262 186   222 842         602 330     607 141     544 230     578 161
Service Delivery                   426 279     583 639   528 924         662 204     838 744     909 048   1 028 704
Admissions                          10 740      14 401    11 686          16 457      19 811      21 111      22 401
Immigration Control                 58 576     112 478    99 988         218 669     188 674     358 875     398 332
Refugee Affairs                      2 093       2 899     6 018           4 301       4 836       5 029       5 205
Board and Committees                 2 074       3 331     6 635          10 123      12 239      14 182      14 920
--------------------------------------------------------------------------------------------------------------------
TOTAL                              956 988   1 015 562   912 401       1 570 688   1 712 400   1 898 017   2 099 949
====================================================================================================================
Change to 2005 Budget estimate                                          (71 618)      83 331     122 582     235 742
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   678 896     959 291   874 554       1 095 981   1 284 733   1 377 040   1 591 594
Compensation of employees          455 385     569 562   559 105         665 412     806 956     928 249   1 076 473
Goods and services                 223 189     388 707   315 408         430 569     477 777     448 791     515 121
of which:
Communication                       18 338      25 772    25 262          31 734      35 212      33 075      37 966
Computer Services                      391       4 236    23 033           7 798       8 648       8 123       9 324
Consultants, contractors and        70 080      90 060   105 900         269 678     299 232     281 078     322 620
special services
Inventory                           84 402      58 038    73 126          63 738      70 711      66 421      76 238
Maintenance repair and running         383         479    34 608           6 506       7 214       6 777       7 778
cost
Travel and subsistence              38 078      45 615    35 414          35 372      39 273      36 891      42 343
Financial transactions in assets       322       1 022        41              --          --          --         --
and liabilities
TRANSFERS AND SUBSIDIES              1 296       1 748     5 215           3 543       2 503       2 827       3 048
Provinces and municipalities         1 320       1 634     1 663           1 853       1 232       1 396       1 508
Households                            (24)         114     3 552           1 690       1 271       1 431       1 540
PAYMENTS FOR CAPITAL ASSETS        276 796      54 523    32 632         471 164     425 164     518 150     505 307
Machinery and equipment            276 796      54 523    15 609         339 274     425 164     508 440     480 307
Software and other intangible           --          --    17 023         131 890          --       9 710      25 000
assets
--------------------------------------------------------------------------------------------------------------------
TOTAL                              956 988   1 015 562   912 401       1 570 688   1 712 400   1 898 017   2 099 949
====================================================================================================================

48

                                                            Vote 4: Home Affairs

EXPENDITURE TRENDS

Expenditure increased rapidly, from R957 million in 2002/03 to R1,6 billion in
2005/06, at an average annual rate of 18 per cent, although the trend has not been even over this period.

Expenditure on the Population Register subprogramme increases from R222,8 million in 2004/05 to R602,3 million in 2005/06, mainly as a result of the following: ID infrastructure, back record conversion, immigration and live capture, new population register, and e-passport. Expenditure on the Service
Delivery subprogramme increases from R528,9 million in 2004/05 to R662,2 million in 2005/06, largely as a result of establishing the national immigration branch.
Expenditure on the Immigration Control subprogramme increases from R100 million in 2004/05 to R218,7 million in 2005/06, largely as a result of tightening control at the Lindela Centre, an increase in the number of deportations, and refugee control.

Over the 2006 MTEF, expenditure increases at an growth rate of 10,2 per cent, reaching R2,1 billion in 2008/09, to address shortcomings in key areas such as immigration control, IT and IT management, infrastructure and service delivery improvement.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Civic services and service delivery

As the department's IT infrastructure has not been upgraded in all areas and is still being restructured, applications for passports, identity and travel documents, as well as birth, death and marriage certificates, could not be always be processed within the targeted time in 2005/06. Upgrading IT infrastructure will be addressed over the medium term through the department's
IT-Ingwe projects, which will replace the present outdated manual systems with fully automated systems.

Visas and permits

95 per cent of visa applications were processed within the prescribed 10-day period. Most South African missions abroad process visa applications within four days of receiving them. Delays are caused mainly by incomplete applications.

Illegal foreigners and refugees

Most illegal foreigners continue to be deported, but a small percentage of those detained are released due to logistical or legal obstacles to deportation. From
April 2004 to October 2005, 25 393 asylum applications were received, but only
22 per cent were processed. To address this backlog, the department launched a six-month project in September 2005, appointing staff and acquiring premises for four refugee reception offices.

SELECTED MEDIUM-TERM OUTPUT TARGETS

DELIVERY OF SERVICES

MEASURABLE OBJECTIVE: Grant specified rights and citizenship to eligible people by issuing valid documents within the targeted delivery period; control the immigration of various categories of foreigners into and out of the country within the prescribed delivery targets.

-------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME           OUTPUT                       MEASURE/INDICATOR                TARGET
-------------------------------------------------------------------------------------------------------------------

Travel Documents and   Passports and other travel   Percentage of requested          80% passports and travel
Citizenship            documents, and emergency     documents processed correctly    documents within 6 weeks
                       travel documents             within the target delivery       95% of all temporary passports
                                                    period                           within 1 week
-------------------------------------------------------------------------------------------------------------------

                                                                              49

2006 Estimates of National Expenditure

-------------------------------------------------------------------------------------------------------------------

                                                                                     Emergency travel certificates
                                                                                     on the spot

                       Citizenship granted          Percentage of applications       80% of applications
                                                    finalised correctly within the   finalised within 8 weeks
                                                    targeted delivery period

                       Identity documents issued    Percentage of requested
                                                    documents correctly issued       80% correctly processed,
                                                    within the targeted delivery     within 1 month for a permanent
                                                    period                           document and 7 days for a
                                                                                     temporary document
-------------------------------------------------------------------------------------------------------------------
Population Register    New recordings on            Percentage of requests for       95% correctly processed within
                       population register          recordings processed             1 day
                       (issued birth, marriage      correctly within the
                       and death certificates)      targeted delivery period
-------------------------------------------------------------------------------------------------------------------
Service Delivery       Improved client relations    Steps taken to improve client    Ongoing Client is Always Right
                                                    relations                        campaign
-------------------------------------------------------------------------------------------------------------------
Admissions             Permanent and temporary      Percentage of temporary and      100% issued correctly, within
                       residence permits            permanent residence permits      6 to 8 weeks for temporary
                                                    processed correctly within the   residence permits, and 18
                                                    targeted delivery period         months for permanent residence

                       Visas                        Percentage of visas issued       95% issued correctly within
                                                    correctly within the             10 days by end January 2007
                                                    targeted delivery period
-------------------------------------------------------------------------------------------------------------------
Immigration Control    Illegal foreigners           Percentage of detained illegal   90% deported, within 30 days
                       deported                     foreigners successfully          from date of arrest, or 90
                                                    deported within the prescribed   days with a warrant of a court
                                                    limits and targeted period
-------------------------------------------------------------------------------------------------------------------
Refugee Affairs        Asylum granted to refugees   Percentage of requests           80% processed, within 3 months
                                                    processed and certificates       for initial processing and a
                                                    issued within the targeted       further 3 months for appeals
                                                    delivery period
-------------------------------------------------------------------------------------------------------------------
Board and Committees   Appeals processed            Percentage of appeal             90% finalised by end February
                                                    cases finalised                  2007
-------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: AUXILIARY AND ASSOCIATED SERVICES

The main function of the Auxiliary and Associated Services programme is to fund the Film and Publication Board, the Government Printing Works and the
Independent Electoral Commission. Expenditure for departmental vehicles and capital works is also included in this programme.

There are five subprogrammes:

o    Film and Publication Board funds the classification work of the Film and
     Publication Board and the Film and Publication Review Board.

o    Government Printing Works augments the Government Printing Works trading account, which supplies printing and stationery to government.

o    Government Motor Transport purchases vehicles for departmental use, and funds allocations under the subsidised motor transport scheme.

o    Independent Electoral Commission provides for the establishment and composition of the IEC to manage elections and referendums, and makes provision for the establishment of an electoral court, in terms of the
     Independent Electoral Commission Act (1996).

o    Property Management manages the properties occupied by the department.

EXPENDITURE ESTIMATES

TABLE 4.5 AUXILIARY AND ASSOCIATED SERVICES

SUBPROGRAMME                                                        ADJUSTED             MEDIUM-TERM
                                         AUDITED OUTCOME         APPROPRIATION       EXPENDITURE ESTIMATE
                                   -------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05      2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

Film and Publication Board           4 000     5 200     6 680         6 774       7 233     7 667     8 024
Government Printing Works               --    25 000       178           189         200       212       222
Government Motor Transport           3 363     3 562     5 550        11 511      19 305     20102    21 039
Independent Electoral Commission   210 756   640 960   526 902       944 258     350 000   429 000   837 593
Property Management                 82 536    99 252   116 162       158 389     220 057   182 305   197 585
------------------------------------------------------------------------------------------------------------
TOTAL                              300 655   773 974   655 472     1 121 121     596 795   639 286  1064 463
============================================================================================================
Change to 2005 Budget estimate                                       146 613     133 144   158 805   559 958
------------------------------------------------------------------------------------------------------------

50

                                                            Vote 4: Home Affairs

TABLE 4.5 AUXILIARY AND ASSOCIATED SERVICES (CONTINUED)

                                                                               ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06     2006/07   2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                             62 994    72 907    96 068          93 813     115 144   128 805     141 591
Goods and services                           62 994    72 907    96 068          93 813     115 144   128 805     141 591
Maintenance repair and running cost              --     2 647    15 858              --          --        --          --
Operating leases                             49 939    56 488    65 752          78 209      96 862   108 965     120 502
Minicipal services                           13 055    13 772    14 458          15 604      18 282    19 840      21 089
TRANSFERS AND SUBSIDIES                     214 756   671 160   533 760         951 221     357 433   436 879     845 839
Departmental agencies and accounts          214 756   671 160   533 760         951 221     357 433   436 879     845 839
PAYMENTS FOR CAPITAL ASSETS                  22 905    29 907    25 644          76 087     124 218    73 602      77 033
Buildings and other fixed structures         19 542    26 345    20 094          64 576     104 913    53 500      55 994
Machinery and equipment                       3 363     3 562     5 550          11 511      19 305    20 102      21 039
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                       300 655   773 974   655 472       1 121 121     596 795   639 286   1 064 463
==========================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                     214 756   671 160   533 760         951 221     357 433   436 879     845 839
Film and Publication Board                    4 000     5 200     6 680           6 774       7 233     7 667       8 024
Government Printing Works                        --    25 000       178             189         200       212         222
Independent Electoral Commission            210 756   640 960   526 902         944 258     350 000   429 000     837 593
--------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Transfers to the Independent Electoral Commission make up much of the expenditure of this programme: the large movements in the allocations are because the IEC's costs are driven by the electoral cycle.

The large expenditure increase in 2003/04, of 157,4 per cent compared to the previous year, was mainly due to the 2004 national elections. The increase in expenditure in 2005/06, by 71 per cent compared to the previous year, is because of the 2005 local government elections. The substantial increase in expenditure on the Government Motor Transport programme in 2005/06 is due to the department's decision to buy new vehicles for the national immigration branch.

In the 2006 Budget, additional funds of R38 million in 2006/07, R55 million in
2007/08 and R450 million in 2008/09 were mainly for transfers to the IEC, including for leased accommodation. The considerable increase in expenditure in
2008/09, of 77,9 per cent compared to the previous year, is for the general elections in 2009.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Home Affairs received the following amounts: R95,1 million in 2006/07, R103,8 million in 2007/08 and R111,6 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

                                                                              51

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

Film and Publication Board

From April 2004 to March 2005, the Film and Publication Board processed a total of 9 246 submissions. More film products were exempt than targeted, but fewer were classified. Fewer interactive games were classified than targeted.

The Independent Electoral Commission

E-procurement has significantly brought down the IEC's costs. During 2002/03, for instance, it resulted in a saving of 6 per cent of the procurement budget.
The 2004/05 saving was 4,6 per cent. The implementation of the municipal financial system has significantly reduced fraud and corruption.

The 2004 elections saw a significant increase in voter turnout, attributable to targeted registration, the increased use of IT, and better use of the media.
There were shorter queues at voting stations and fewer objections to the election results.

SELECTED MEDIUM-TERM OUTPUT TARGETS

AUXILIARY AND ASSOCIATED SERVICES

MEASURABLE OBJECTIVES: Make timely transfer payments to the Film and Publication
Board, the Government Printing Works and the Independent Electoral Commission;
and provide support services to ensure effective service delivery.

-----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME            OUTPUT                        MEASURE/INDICATOR              TARGET
-----------------------------------------------------------------------------------------------------------------------------

Film and Publication    Classification of films,      Number of films,               5 000 films for the exemption of film
Board                   interactive computer          publications and               products, 4 500 submissions for the
                        games and publications        interactive computer           classification of film product in public
                                                      games classified within the    and home entertainment, 250 submissions
                                                      target delivery period         of publications, and 1 000 submissions
                                                                                     for the exemption of interactive
                                                                                     computer games within turnaround time of
                                                                                     2 to 4 days

                        Registration of all traders   Number of distributors and     1 200 registrations within turnaround
                        in films and interactive      exhibitors registered within   time of 24 hours
                        computer games                the target delivery period
-----------------------------------------------------------------------------------------------------------------------------
Independent Electoral   National, provincial and      Number of additional           2 000 additional voting stations by end
Commission              local elections and by-       voting stations required       February 2006
                        elections

                                                      Number of voter                2 voter registration drives by end
                                                      registration drives            February 2006
-----------------------------------------------------------------------------------------------------------------------------

INDEPENDENT ELECTORAL COMMISSION

The Independent Electoral Commission is a constitutional institution reporting directly to Parliament. Its vision is to strengthen constitutional democracy through free and fair elections.

There were 14 650 voting stations catering for 18,1 million registered voters for the national and provincial elections of 2004. The number of voting stations has increased to 19 000 for the 2006 local government elections, partly due to the increase in the number of registered voters, but also to encourage voting.
This applies particularly to rural areas, where voters have had to travel long distances, but is as applicable in the many rapidly expanding informal settlements in urban areas.

52

                                                            Vote 4: Home Affairs

TABLE 4.6 FINANCIAL SUMMARY FOR THE INDEPENDENT ELECTORAL COMMISSION (IEC)

                                          OUTCOME                              MEDIUM-TERM ESTIMATE
                               -----------------------------               ---------------------------
                                AUDITED   AUDITED    AUDITED   ESTIMATED
                                                                OUTCOME
                               -----------------------------------------------------------------------
R thousand                      2002/03   2003/04    2004/05     2005/06   2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                  12 165    19 102     11 224       9 242       551       301       600
TRANSFERS RECEIVED              210 756   640 960    526 902     964 258   350 551   429 301   839 266
------------------------------------------------------------------------------------------------------
TOTAL REVENUE                   222 921   660 062    538 126     973 500   351 102   429 602   839 866
======================================================================================================
EXPENSES
CURRENT EXPENSE                 246 326   612 914    588 328   1 006 139   356 109   423 239   845 584
Compensation of employees        83 606   187 996    173 356     334 930   155 917   164 127   282 769
Goods and services              156 101   409 016    397 479     652 764   184 965   247 161   543 326
Depreciation                      6 619    15 902     17 493      18 445    15 227    11 951    19 489
TOTAL EXPENSES                  246 326   612 914    588 328   1 006 139   356 109   423 239   845 584
======================================================================================================
SURPLUS / (DEFICIT)            (23 405)    47 148   (50 202)    (32 639)   (5 007)     6 363   (5 718)
------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
------------------------------------------------------------------------------------------------------
Carrying value of assets         38 875    38 185     35 962      46 549    40 342    41 406    62 437
Inventory                           399    40 579      1 461         500       500       300       500
Receivables and prepayments      14 519    30 938     15 948      17 150     1 650     1 650    22 700
Cash and cash equivalents        83 533   131 222     60 053      19 300     1 500     1 500     1 500
------------------------------------------------------------------------------------------------------
TOTAL ASSETS                    137 326   240 924    113 424      83 499    43 992    44 856    87 137
======================================================================================================
Capital and reserves             66 192   113 340     63 138      30 499    25 492    31 856    26 137
Trade and other payables         63 389   113 842     36 189      38 000    13 000     8 000    55 000
Provisions                        7 745    13 742     14 097      15 000     5 500     5 000     6 000
------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES    137 326   240 924    113 424      83 499    43 992    44 856    87 137
======================================================================================================

Data provided by the Independent Electoral Commission.

PUBLIC ENTITIES REPORTING TO THE MINISTER

FILM AND PUBLICATION BOARD

The Film and Publication Board is a statutory body established by the Film and
Publications Act (1996) as amended. The act regulates the creation, production, possession, exhibition and distribution of films, interactive computer games and publications. The board is also responsible for monitoring adult premises.

In 2004, the board classified 9 246 film products (including music DVDs and interactive computer games). As part of its efforts to protect children from being used in pornography, the board has established a hotline for reporting this.

Compliance monitors, or inspectors, have been appointed in the major cities to monitor distributors on site to ensure that films are distributed in compliance with all the legal requirements of the act. Currently, there are inspectors in
Cape Town, Port Elizabeth, Durban, Nelspruit, Rustenburg, Kimberly and
Johannesburg. This will be extended to other areas in the next financial year.

The board is funded by an annual transfer from the department: R7,2 million for
2006/07, R7,7 million for 2007/08 and R8 million for 2008/09.

                                                                              53

2006 Estimates of National Expenditure

GOVERNMENT PRINTING WORKS

The Government Printing Works provides stationery and related items to government departments, provincial governments and local authorities. It publishes, markets and distributes government publications. The Government
Printing Works also provides related services to other African countries, such as printing high security documents for Namibia, Malawi and Swaziland, and ballot papers for the Tanzanian government. In line with a Cabinet resolution,
National Treasury has re-listed the Government Printing Works as a schedule 3A national public entity. The enabling legislation is scheduled for submission to
Parliament in 2006/07.

During 2004/05, the Government Printing Works printed and distributed 1 212 editions of the Government Gazette. In addition, 1 360 editions of various provincial gazettes were also printed.

The largest source of revenue for the Government Printing Works is sales by market establishments. On average, 99 per cent of revenue comes from this source, with additional revenue in the form of transfers. Over the medium term, the entity is projected to maintain a comfortable surplus, well above its projected expenditure. The balance sheet is equally strong, with R330 million in capital and reserves, rising to over R446,3 million by 2008/09.

TABLE 4.7 FINANCIAL SUMMARY FOR THE GOVERNMENT PRINTING WORKS (GPW)

                                                  OUTCOME                              MEDIUM-TERM ESTIMATE
                                        ---------------------------                ---------------------------
                                        AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                       OUTCOME
                                        ----------------------------------------------------------------------
R thousand                              2002/03   2003/04   2004/05      2005/06   2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                         505 767   502 985   472 063      441 324   494 094   505 244   540 522
Sale of goods and services other than   498 507   498 108   469 743      438 924   491 594   502 544   537 722
capital assets
of which:
Sales by market establishments          498 507   498 108   469 743      438 924   491 594   502 544   537 722
Other non-tax revenue                     7 260     4 877     2 320        2 400     2 500     2 700     2 800
TRANSFERS RECEIVED                           --        --       178          189       200       212       222
--------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           505 767   502 985   472 241      441 513   494 294   505 456   540 744
==============================================================================================================
EXPENSES
CURRENT EXPENSE                         475 580   445 105   440 476      393 345   440 605   475 637   507 966
Compensation of employees                38 471    42 629    42 762       42 973    45 551    47 965    50 363
Goods and services                      431 237   394 522   384 754      334 644   378 194   396 782   423 493
Depreciation                              5 872     7 954    12 960       15 728    16 860    30 890    34 110
TRANSFERS AND SUBSIDIES                  30 187    57 880        --           --        --        --        --
--------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          505 767   502 985   440 476      393 345   440 605   475 637   507 966
==============================================================================================================
SURPLUS/(DEFICIT)                            --        --    31 765       48 168    53 689    29 819    32 778
--------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------
Carrying value of assets                 27 656    48 739    43 270       39 024   200 251   138 751   145 826
Inventory                               107 147   109 934   119 282      129 282   116 354   104 719   115 190
Receivables and prepayments             114 586   125 395   131 786      144 965   130 469   117 400   105 600
Cash and cash equivalents                    --    52 828    79 235       95 174     8 561   118 542   140 246
--------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            249 389   336 896   373 573      408 445   455 635   47 9412   506 862
==============================================================================================================
Capital and reserves                    161 743   247 031   281 766      329 934   383 723   413 542   446 320
Borrowings                               25 309        --        --           --        --        --        --
Post retirement benefits                 55 806    82 235    82 262       68 957    62 062    55 856    50 300
Trade and other payables                  6 531     7 630     9 545        9 554     9 850    10 014    10 242
--------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES            249 389   336 896   373 573      408 445   455 635   479 412   506 862
==============================================================================================================

Data provided by the Government Printing Works

54

                                                            Vote 4: Home Affairs

ANNEXURE

VOTE 4: HOME AFFAIRS

Table 4.A: Summary of expenditure trends and estimates per programme and economic classification

Table 4.B: Summary of personnel numbers and compensation of employees

Table 4.C: Summary of expenditure on training

Table 4.D: Summary of expenditure on infrastructure

                                                                              55

2006 Estimates of National Expenditure

TABLE 4.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC
CLASSIFICATION

PROGRAMME                             APPROPRIATION        AUDITED               APPROPRIATION                 REVISED
                                    MAIN      ADJUSTED     OUTCOME      MAIN        ADDITIONAL    ADJUSTED    ESTIMATE
                                 -------------------------------------------------------------------------------------
R thousand                               2004/05           2004/05                   2005/06                   2005/06
----------------------------------------------------------------------------------------------------------------------

1. Administration                  275 508     502 267     501 570     355 897          71 368     427 265     385 265
2. Delivery of Services          1 417 600   1 257 453     912 401   1 642 306        (71 618)   1 570 688   1 434 288
3. Auxiliary and Associated        580 384     698 105     655 472     974 508         146 613   1 121 121   1 121 121
   Services
----------------------------------------------------------------------------------------------------------------------
TOTAL                            2 273 492   2 457 825   2 069 443   2 972 711         146 363   3 119 074   2 940 674
======================================================================================================================

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 1 081 684   1 317 807   1 301 456   1 299 059         238 647   1 537 706   1 495 706
Compensation of employees          678 599     736 872     648 772     849 967         (4 317)     845 650     803 650
Goods and services                 403 085     580 935     652 643     449 092         242 964     692 056     692 056
Financial transactions in               --          --          41          --              --          --          --
assets and liabilities
TRANSFERS AND SUBSIDIES            512 076     537 666     541 678     894 215          61 743     955 958     955 958
Provinces and municipalities         2 059       3 776       2 153       2 856            (74)       2 782       2 782
Departmental agencies and          509 888     533 761     533 760     891 221          60 000     951 221     951 221
accounts
Households                             129         129       5 765         138           1 817       1 955       1 955
PAYMENTS FOR CAPITAL ASSETS        679 732     602 352     226 309     779 437       (154 027)     625 410     489 010
Buildings and other fixed           58 689      78 493      20 094      71 776         (7 200)      64 576      64 576
structures
Machinery and equipment            471 043     401 853     182 368     572 783       (192 832)     379 951     279 951
Software and intangible assets     150 000     122 006      23 847     134 878          46 005     180 883     144 483
----------------------------------------------------------------------------------------------------------------------
TOTAL                            2 273 492   2 457 825   2 069 443   2 972 711         146 363   3 119 074   2 940 674
======================================================================================================================

TABLE 4.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                ADJUSTED
                                  AUDITED OUTCOME          APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                             -------------------------------------------------------------------------------
                             2002/03   2003/04   2004/05         2005/06     2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)    530 959   660 348   648 772         845 650   1 055 481   1 208 866   1 388 007
Unit cost (R thousand)            87       110       101             119         123         128         133
Compensation as % of total    100.0%    100.0%     98.8%           97.8%       98.9%       99.2%       99.4%
Personnel numbers              6 070     5 986     6 406           7 125       8 553       9 480      10 419
(head count)
B. PART-TIME AND TEMPORARY CONTRACT EMPLOYEES
Compensation (R thousand)         --        --     3 338           5 792       4 546       4 546       4 546
Unit cost (R thousand)                               334              49         303         303         303
Compensation as % of total                          0.5%            0.7%        0.4%        0.4%        0.3%
Personnel numbers                 --        --        10             118          15          15          15
(head count)
------------------------------------------------------------------------------------------------------------

56

                                                            Vote 4: Home Affairs

TABLE 4.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES (CONTINUE)

                                                                  ADJUSTED
                                     AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                               -------------------------------------------------------------------------------
                               2002/03   2003/04   2004/05         2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------

C. INTERNS
Compensation of interns             --        --     4 500          13 635       7 200       5 400       3 600
(R thousand)
Unit cost (R thousand)                                  18              27          36          36          36
Number of interns                   --        --       250             505         200         150         100
--------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)      530 959   660 348   656 610         865 077   1 067 227   1 218 812   1 396 153
UNIT COST (R THOUSAND)              87       110        99             112         122         126         133
PERSONNEL NUMBERS                6 070     5 986     6 666           7 748       8 768       9 645      10 534
(HEAD COUNT)
--------------------------------------------------------------------------------------------------------------
D. LEARNERSHIPS
Payments for learnerships (R        --        --        --              --       5 400       8 400       4 800
thousand) (G&S)
Number of learnerships (head        --        --        --              --         300         350         200
count)
--------------------------------------------------------------------------------------------------------------

TABLE 4.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                    ADJUSTED
                                         AUDITED OUTCOME       APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure(R thousand)            4 667     5 492    17 052          24 191       28 331    31 495    34 659
Number of employees trained       15 388     2 867     2 379           5 000        6 000     7 000     7 000
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)           1 245     1 554     2 981           3 000        3 500     4 000     4 000
Number of employees (head            237       280       358             373          450       500       650
count)
----------------------------------------------------------------------------------------------------------------
TOTAL                              5 912     7 046    20 033          27 191       31 831     35495    38 659
NUMBER OF EMPLOYEES               15 625     3 147     2 737           5 373        6 450     7 500     7 650
----------------------------------------------------------------------------------------------------------------

TABLE 4.D SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

DESCRIPTION                       SERVICE DELIVERY OUTPUTS           ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05         2005/06     2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

Construction of buildings              --     7 234     6 420             761      14 664    24 955    33 738
Repair and Maintenance projects    19 542    21 758    29 532          19 615      90 249    28 545    22 256
----------------------------------------------------------------------------------------------------------------
TOTAL                              19 542    28 992    35 952          20 376     104 913    53 500    55 994
================================================================================================================

                                                                              57

2006 Estimates of National Expenditure

58

                                                                          VOTE 5

PROVINCIAL AND LOCAL GOVERNMENT

                                    2006/07           2007/08      2008/09
R THOUSAND                     TO BE APPROPRIATED
---------------------------------------------------------------------------
MTEF ALLOCATIONS                  24 903 440         27 824445   31 453 046
 of which:
 Current payments                    322 600           342 597      361 149
 Transfers and subsidies          24 574 782        27 477 479   31 087 309
 Payments for capital assets           6 058             4 369        4 587
---------------------------------------------------------------------------
STATUTORY AMOUNTS                         --                --           --
---------------------------------------------------------------------------
Executive authority            Minister for Provincial and Local Government
Accounting officer             Director-General of Provincial and Local
                               Government
---------------------------------------------------------------------------

AIM

The aim of the Department of Provincial and Local Government is to develop and promote a national system of integrated and co-operative governance and to support provincial and local government.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide for the management, leadership and administration of the department.

PROGRAMME 2: GOVERNANCE, POLICY AND RESEARCH

Provide policy advice and research support for the development and monitoring of: intergovernmental relations and the performance of provincial government;
provincial-municipal relations; integrated development planning; local economic development; the institutions of traditional leadership; and international and donor relations.

PROGRAMME 3: URBAN AND RURAL DEVELOPMENT

Manage, co-ordinate, monitor and measure the effectiveness of the integrated implementation of the urban renewal programme and the integrated sustainable rural development programme across all spheres of government.

PROGRAMME 4: SYSTEMS AND CAPACITY BUILDING

Provide capacity-building and hands-on support programmes to local government.
Provide a national disaster management centre. Promote intergovernmental fiscal relations. Regulate and monitor the local government institutional and administrative framework.

PROGRAMME 5: FREE BASIC SERVICES AND INFRASTRUCTURE

Strengthen local government capacity to increase access to basic services, including free basic services for all communities, to enable municipalities to meet their constitutional mandate.

                                                                              59

2006 Estimates of National Expenditure

PROGRAMME 6: PROVINCIAL AND LOCAL GOVERNMENT TRANSFERS

Provide for the transfer of conditional grants directly administered by the department to the provincial and local spheres of government.

PROGRAMME 7: FISCAL TRANSFERS

Provide for financial transfers to various authorities and institutions in terms of the relevant legislation or founding agreements.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The role of the Department of Provincial and Local Government is to develop appropriate policies and legislation to promote integration in government's development programmes and service delivery. It aims to provide strategic interventions, support and partnerships to facilitate policy implementation in the provinces and local government, and create enabling mechanisms for communities to participate in governance.

Municipal reform

The department has a key role to play in building the capabilities of a developmental state, across all spheres of government, to address the specific challenges of the two economies. From December 2000, the department has supported the local government transformation process through the three consecutive but overlapping phases of establishment, consolidation and sustainability. The department initiated Project Consolidate in 2004, which is aimed at providing hands-on support to 136 targeted municipalities for two years to address the specific challenges that these municipalities face.

Legal framework

With the Local Government: Municipal Structures Act (1998), the Local Government
Municipal Systems Act (2000) and the Disaster Management Act (2002) in place, the department is now focusing on implementing the Local Government Municipal
Property Rates Act (2004).

The Traditional Leadership and Governance Framework Act (2003) provides for norms and standards for specific legislation for the provincial sphere. Each provincial government affected by this act had to introduce its own legislation.
All six affected provinces passed such legislation in 2005. The act recognises traditional leaders and traditional affairs, and regulates relations between traditional leaders and government.

The Intergovernmental Relations Framework Act (2005) provides greater certainty and predictability on intergovernmental co-ordination through its framework. The act also provides greater clarity on the status, role and purpose of intergovernmental structures, as well as the mechanisms for intergovernmental co-operation on priority setting, budgeting and implementation.

Municipal grant administration

The Department of Provincial and Local Government is responsible for administering and managing a system of intergovernmental transfers. The consolidation of grants to municipalities, which began in 2002/03, will continue over the 2006 medium-term expenditure framework (MTEF) period, with the integration of the grants for electricity after the regional electricity distributor (REDS) have been established. The aim is to have three main sources of income for local government from national government: the municipal infrastructure grant for capital expenditure, the municipal systems improvement grant for capacity-building, and the local government equitable share for operating expenditure.

60

                                         Vote 5: Provincial and Local Government

The rollout of the municipal infrastructure grant, which is a consolidation of key municipal infrastructure grants from national departments for funding infrastructure programmes, started in April 2004. The grant funds projects for water and sanitation services, roads, storm-water infrastructure, solid waste disposal, community services and other municipal services included in the integrated development plans (IDP). Projects typically involve local contractors and are labour intensive, targeting women and youth for employment and training in line with the expanded public works programme.

The department is working closely with other departments to integrate national government capacity-building grants to municipalities into a single, consolidated grant - the local government capacity-building grant. All capacity-building grants are being phased in so that municipalities will have more flexibility, discretion and decision-making power in how they use their funding.

Development planning

The Department of Provincial and Local Government continues to support municipalities to develop integrated development plans, which are participatory, strategic and implementation-oriented municipal planning instruments. IDP review hearings were held in all nine provinces and covered the 47 district and 6 metro municipal areas. These hearings brought together all three spheres of government and key role-players to examine municipal IDPs. Proposals to make each IDP more realistic and sustainable were made, and will be incorporated into future reviews. The main outcome was an improved understanding and commitment across government about local level development challenges and how to improve service delivery.

Work will continue to consolidate the new planning system. Municipalities will get direct strategic support as well as support through the provinces and planning implementation management support centres. The department is active in its support to The Presidency initiative to align the national spatial development perspective (NSDP), the provincial growth and development strategies
(PGDS) and IDPs. The model for this alignment was approved by Cabinet in
February 2005. The NSDP is being updated and was extensively discussed during the IDP hearings. Guidelines for PGDSs were developed, and an assessment of IDPs was conducted leading to stronger synergy between PGDSs and IDPs.

Intergovernmental relations

Effective intergovernmental relations are necessary for unified action to reverse the effects of poverty and underdevelopment. Since 2001, the Department of Provincial and Local Government has introduced a number of measures to improve intergovernmental co-ordination, or collaborated with other national departments to do this.

The priority over the next decade for the governance and administration cluster is to constitute a government capable of addressing the development challenges arising from the co-existence of two economies and of implementing its programmes, particularly at the local level. Government must function as a cohesive force for social and economic transformation, directing its leadership, resources and services at the poor in a targeted and sustainable way. The implementation of the Intergovernmental Relations Framework Act (2005) will be the department's key focus over the medium term. The emphasis will be on achieving outcomes-based intergovernmental relations through a support programme and monitoring system.

Rural development and urban renewal

The integrated sustainable rural development programme (ISRDP) and the urban renewal programme (URP), which co-ordinate projects for improving service delivery and alleviating poverty, will continue to focus on their key target groups - the poor, the marginalised, the underdeveloped and the disadvantaged.
The programmes need to maximise the impact of all government resources and know-how in the 21 identified rural and urban nodes. Following a

                                                                              61

2006 Estimates of National Expenditure

review of progress on the nodes, interventions to support the nodes financially and technically have been crafted for national sector departments and the clusters of the forum of South African directors-general (Fosad). The interventions will be implemented from 2006/07.

A guide for national departments' participation in implementing the ISRDP and
URP has also been finalised, setting out the specific roles and responsibilities for each department or cluster in relation to the nodes.

A programme for hands-on local economic development support for the nodes has now begun in partnership with the Business Trust. The programme intends to do economic profiles of the nodes and undertake appropriate local economic development interventions, per node.

Challenges for the medium term

The main challenge is for the whole of government to achieve an integrated capacity-building programme, targeted at improving local level service delivery.
The twin focus of Project Consolidate - hands-on support and refining the policy and regulatory environment - will have to be intensified. Strengthening the macro-organisation of the state, focused on local level delivery and efforts at improving local government in five key performance areas, will require dedicated attention in the department. The five areas are: municipal transformation and institutional development, financial viability, basic service delivery and infrastructure, local economic development and good governance

EXPENDITURE ESTIMATES

TABLE 5.1 PROVINCIAL AND LOCAL GOVERNMENT

PROGRAMME                                                          ADJUSTED      REVISED
                                  AUDITED OUTCOME             APPROPRIATION     ESTIMATE     MEDIUM-TERM EXPENDITURE ESTIMATE
                         ------------------------------------------------------------------------------------------------------
R thousand                 2002/03     2003/04      2004/05             2005/06               2006/07      2007/08      2008/09
-------------------------------------------------------------------------------------------------------------------------------

1. Administration           66 426      88 222      102 762         103 640      105 733      123 993      128 201      135 218
2. Governance,              18 431      20 371       20 473          24 041       24 846       29 287       30 813       34 480
   Policy and
   Research
3. Urban and Rural           4 819       3 371        5 536           8 953        8 296       10 729       11 280       11 844
   Development
4. Systems and              36 951      64 237       70 708          91 139       87 978      109 798      118 630      120 298
   Capacity Building
5. Free Basic               11 199      14 154       27 092          37 227       37 421       40 458       41 803       45 623
   Services and
   Infrastructure
6. Provincial and        6 387 087   9 203 092   12 840 923      15 631 202   15 631 202   24 523 240   27 424 184   31 027 857
   Local
   Government
   Transfers
7. Fiscal Transfers         45 044      62 807       70 736          82 791       82 791       65 935       69 534       77 727
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                    6 569 957   9 456 254   13 138 230      15 978 993   15 978 267   24 903 440   27 824 445   31 453 046
===============================================================================================================================
Change to 2005 Budget estimate                                      398 216      397 490    6 414 591    7 621 783    9 673 168
-------------------------------------------------------------------------------------------------------------------------------

62

                                         Vote 5: Provincial and Local Government

TABLE 5.1 PROVINCIAL AND LOCAL GOVERNMENT (CONTINUED)

                                                                    ADJUSTED      REVISED
                                   AUDITED OUTCOME             APPROPRIATION     ESTIMATE     MEDIUM-TERM EXPENDITURE ESTIMATE
                          ------------------------------------------------------------------------------------------------------
R thousand                2002/03       2003/04      2004/05             2005/06               2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS            136 220     190 667      229 728         267 505      265 569      322 600      342 597      361 149
Compensation of              46 315      51 846       71 918         103 556       94 345      140 400      147 900      155 327
employees
Goods and services           89 558     136 529      157 681         163 949      171 203      182 200      194 697      205 823
of which:
Communication                 4 412       5 715        6 686           6 259        5 102        7 181        7 570        7 897
Computer Services               576         823        1 208           2 254        2 567        2 342        2 468        2 591
Consultants,                 36 688      60 484       49 141          57 840       58 630       75 435       79 127       85 894
contractors and
special services
Inventory                     1 965       2 736        3 222           3 286        3 841        4 819        5 108        5 301
Maintenance repair              917       1 345        1 657           2 190        1 760        1 594        1 678        1 762
and running cost
Operating leases             13 194      15 329       17 896          19 844       20 729       20 816       22 425       24 132
Travel and subsistence       18 736      35 282       34 529          27 661       28 681       25 304       27 121       29 455
Financial transactions          347       2 292          129              --           21           --           --           --
in assets and
liabilities
TRANSFERS AND SUBSIDIES   6 427 895   9 258 091   12 902 962      15 705 000   15 705 166   24 574 782   27 477 479   31 087 309
Provinces and             6 387 225   9 203 250   12 841 143      15 631 565   15 631 504   24 523 418   27 424 184   31 027 857
municipalities
Departmental agencies        40 670      52 501       60 126          67 814       67 814       49 724       51 572       57 597
and accounts
Public corporations and          --          78           52             121           62           --           --           --
private enterprises
Foreign governments              --         190          114              --           --           --           --           --
and international
organisations
Non-profit                       --       1 500        1 500           5 500        5 500        1 590        1 670        1 800
institutions
Households                       --         572           27              --          286           50           53           55
PAYMENTS FOR CAPITAL          5 842       7 496        5 540           6 488        7 532        6 058        4 369        4 587
ASSETS
Machinery and                 5 842       6 366        5 100           6 249        6 982        6 038        4 348        4 565
equipment
Software and                     --       1 130          440             239          550           20           21           22
other intangible
assets
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                     6 569 957   9 456 254   13 138 230      15 978 993   15 978 267   24 903 440   27 824 445   31 453 046
================================================================================================================================

EXPENDITURE TRENDS

Expenditure increased at an average annual rate of 34,5 per cent between 2002/03 and 2005/06, and is expected to rise further over the 2006 MTEF, reaching R31,5 billion in 2008/09, an increase of 25,3 per cent, which includes an additional amount of R26,3 billion over the 2006 MTEF.

The growth is mainly due to the provisions for the local government equitable share and the municipal infrastructure grant, which on average account for 69,4 per cent and 27,6 per cent of the department's budget over the 2006 MTEF, respectively. The increase in the transfer amounts offsets the growth in expenditure in operational costs (total expenditure excluding transfers), which consumed 2,2 per cent of the department's total expenditure in 2002/03, dropping to 1,5 per cent in 2006/07.

DEPARTMENTAL RECEIPTS

Departmental receipts are limited and arise from the collection of parking fees, commissions on insurance policy deductions, subsidised vehicles and bursary repayments.

                                                                              63

2006 Estimates of National Expenditure

TABLE 5.2 DEPARTMENTAL RECEIPTS

                                                                     ADJUSTED
                                        AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                                  ---------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05         2005/06    2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS               1 202       599       806              92        92        94       101
Sales of goods and services            46        54        61              56        56        56        60
produced by department
Sales of scrap, waste and other        --         2         1               1         1         1         1
used current goods
Interest, dividends and rent on        23         5         2              30        30        32        34
land
Sales of capital assets                --        82        --              --        --        --        --
Financial transactions in           1 133       456       742               5         5         5         5
assets and liabilities
-------------------------------------------------------------------------------------------------------------
TOTAL                               1 202       599       806              92        92        94       101
=============================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 5.3 ADMINISTRATION

SUBPROGRAMME                                                         ADJUSTED
                                        AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

Minister(1)                           691       747       791             837          887       934       981
Deputy Minister(2)                    536       603       625             649          688       725       761
Management                          3 409     5 315     4 930           4 464        9 229     9 711    10 195
Corporate Services                 45 821    57 054    69 369          64 338       75 441    78 650    82 586
Monitoring and Evaluation           2 425     6 746     9 765          14 052       17 088    15 873    16 666
Government Motor Transport             --       485        --             734          774       815       856
Property Management                13 197    14 980    17 153          18 566       19 886    21 493    23 173
Special Functions: Authorised         347     2 292       129              --           --        --        --
Losses
----------------------------------------------------------------------------------------------------------------
TOTAL                              66 426    88 222   102 762         103 640      123 993   128 201   135 218
================================================================================================================
Change to 2005 Budget estimate                                         22 866       33 287    32 429    31 969
----------------------------------------------------------------------------------------------------------------

(1)  Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

(2)  Payable as from 1 April 2005. Salary: R 519 399. Car allowance: R 129 849.

ECONOMIC CLASSIFICATION

CURRENT PAYMENTS                   62 255    82 356    98 100       98 929      121 200   125 337   132 210
Compensation of employees          24 572    25 591    33 060       41 642       53 516    56 352    59 170
Goods and services                 37 336    54 473    64 911       57 287       67 684    68 985    73 040
of which:
Communication                       4 165     5 389     6 339        5 163        6 057     6 379     6 697
Computer Services                     481       663       836        2 054        2 136     2 249     2 361
Consultants, contractors and        2 976    16 486     6 051        6 627       10 476     8 924     9 372
special services
Inventory                           1 005     1 383     1 741        1 996        3 336     3 513     3 689
Maintenance repair and running        683       940     1 187        1 722        1 577     1 660     1 743
cost
Operating leases                   13 035    15 093    17 532       19 315       20 428    22 017    23 703
Travel and subsistence              6 599     6 754     7 499        8 394        8 159     8 592     9 022
Financial transactions in assets      347     2 292       129           --           --        --        --
and liabilities
-----------------------------------------------------------------------------------------------------------

64

                                         Vote 5: Provincial and Local Government

TABLE 5.3 ADMINISTRATION (CONTINUED)

                                                                     ADJUSTED
                                        AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05      2005/06         2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                72       338       169          258             124        53        55
Provinces and municipalities           72        77       100          137              74        --        --
Public corporations and                --        67        52          121              --        --        --
private enterprises
Households                             --       194        17           --              50        53        55
PAYMENTS FOR CAPITAL ASSETS         4 099     5 528     4 493        4 453           2 669     2 811     2 952
Machinery and equipment             4 099     5 373     4 402        4 214           2 649     2 790     2 930
Software and other intangible          --       155        91          239              20        21        22
assets
----------------------------------------------------------------------------------------------------------------
TOTAL                              66 426    88 222   102 762      103 640         123 993   128 201   135 218
================================================================================================================

EXPENDITURE TRENDS

Expenditure grew steadily from R66,4 million in 2002/03 to R103,6 million in
2005/06, at an average annual rate of 16 per cent.

It is expected to increase at a lower rate of 9,3 per cent over the MTEF, reaching R135,2 million by 2008/09. The increase is mainly in the areas of monitoring and evaluation, communication, information systems and general office support systems, to improve service delivery and outputs.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Provincial and Local Government received the following amounts: R19,9 million in
2006/07, R21,5 million in 2007/08 and R23,2 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: GOVERNANCE, POLICY AND RESEARCH

The Governance, Policy and Research programme supports: the development of integrated and co-operative governance, constitutional principles and practices in intergovernmental relations, and an integrated system of planning and delivery. Activities include research and policy-making related to provincial and local government and the institutions of traditional leadership.

Apart from the Management subprogramme, there are five subprogrammes:

o    Intergovernmental Relations supports constitutional principles and practices in intergovernmental relations.

o    Development Planning supports the development of integrated and co-operative governance.

o    Local Economic Development provides support to municipalities to build the required capacity for local economic development.

o    Traditional Leadership and Institutions focuses on research and policy-making related to the institutions of traditional leadership.

o    International and Donor Relations manages relations with donors and international support.

                                                                              65

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 5.4 GOVERNANCE, POLICY AND RESEARCH

SUBPROGRAMME                                                       ADJUSTED
                                        AUDITED OUTCOME       APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   --------------------------------------------------------------------------
R thousand                         2002/03  2003/04  2004/05        2005/06    2006/07     2007/08    2008/09
-------------------------------------------------------------------------------------------------------------

Management                           1 514    2 324    1 957          1 153      1 358       1 428      1 499
Intergovernmental Relations          5 861    4 611    5 008          6 457      8 338       8 773     10 527
Development Planning                 5 142    3 746    3 256          4 783      5 313       5 591      5 871
Local Economic Development           1 562    3 332    2 834          1 965      3 130       3 294      3 459
Traditional Leadership and           4 352    4 490    4 367          5 203      6 013       6 325      6 642
Institutions
International and Donor Relations       --    1 868    3 051          4 480      5 135       5 402      6 482
-------------------------------------------------------------------------------------------------------------
TOTAL                               18 431   20 371   20 473         24 041     29 287      30 813     34 480
=============================================================================================================
Change to 2005 Budget estimate                                      (1 500)      (632)       (817)        380
-------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                    18 146   19 879   20 249         23 944     29 260      30 813     34 480
Compensation of employees            7 860    8 367   12 446         15 657     19 629      20 668     21 702
Goods and services                  10 286   11 512    7 803          8 287      9 631      10 145     12 778
of which:
Consultants, contractors and         5 056    6 402    2 326          2 631      3 558       3 745      5 058
special services
Inventory                              254      281      302            264        239         252        264
Maintenance repair and running           1        1        1             --         --          --         --
cost
Operating leases                       102      113      122            150        107         112        118
Travel and subsistence               3 614    3 561    3 797          2 911      3 374       3 553      4 730
TRANSFERS AND SUBSIDIES                 23      227      162             56         27          --         --
Provinces and municipalities            23       26       38             56         27          --         --
Public corporations and                 --       11       --             --         --          --         --
private enterprises
Foreign governments and                 --      190      114             --         --          --         --
international organisations
Households                              --       --       10             --         --          --         --
PAYMENTS FOR CAPITAL ASSETS            262      265       62             41         --          --         --
Machinery and equipment                262      265       62             41         --          --         --
-------------------------------------------------------------------------------------------------------------
TOTAL                               18 431   20 371   20 473         24 041     29 287      30 813     34 480
=============================================================================================================

EXPENDITURE TRENDS

Expenditure rose from R18,4 million in 2002/03 to R24 million in 2005/06, at an average annual rate of 9,3 per cent. It is expected to continue to grow at a rate of 12,8 per cent over the 2006 MTEF, reaching R34,5 million by 2008/09. The growth is due to increased commitments in intergovernmental and international relations.

Expenditure on the International and Donor Relations subprogramme is expected to rise from R1,9 million in 2003/04 to R6,5 million in 2008/09, a rate of 28,3 per cent, to cater for South Africa's increasing involvement in the Southern
African Development Community (SADC) region and the rest of Africa in governance and local government matters.

Expenditure in the Local Economic Development subprogramme increases in 2003/04 due to the finalisation of the social plan grant, and decreases again in 2004/05 to accommodate the existing staff establishment. Increases over the medium term are in response to prioritising these activities, which are also supplemented by foreign donor funding.

66

                                         Vote 5: Provincial and Local Government

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The 2005 targets were met, as follows.

Legal framework

The Intergovernmental Relations Framework Act (2005) was promulgated in August
2005. The act was workshopped with all nine provinces, all of which have begun to implement it. Guidelines governing the assignment of powers and functions were also gazetted.

Development planning

The integrated development plan review process was completed, and a report submitted to the July 2005 Cabinet lekgotla. Guidelines on provincial growth and development strategies were introduced in conjunction with the Presidency. A revised urban development framework was finalised for submission to Cabinet in the new year.

Traditional leadership

The six affected provinces passed the legislation required by the Traditional
Leadership and Governance Framework Act (2003). The Commission on Traditional
Leadership Disputes and Claims has begun processing disputes. A policy framework on Khoisan traditional leadership is at an advanced stage of development, and will be completed in 2006/07.

International and donor relations

Standard operating procedures for managing donor funds were introduced in the department. Several countries undergoing governance reform, including the
Democratic Republic of Congo, received active support. The SADC forum of local government ministers has adopted a proposal to establish a local government desk and a protocol on local government.

SELECTED MEDIUM-TERM OUTPUT TARGETS

GOVERNANCE, POLICY AND RESEARCH

MEASURABLE OBJECTIVE: Maintain effective and predictable intergovernmental relations between national government, provinces and municipalities to improve governance in accordance with government's five-year programme of action by developing and implementing policies, systems and programmes of support.

-----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                                 MEASURE/INDICATORS                    TARGET
-----------------------------------------------------------------------------------------------------------------------

Intergovernmental Relations  Intergovernmental Relations Framework  Practitioners manual introduced       June 2006
                             Act (2005) implemented                 Report on implementation of act       December 2006
                                                                    submitted to Cabinet
-----------------------------------------------------------------------------------------------------------------------
Development Planning         Adoption of IDPs and budgets improved  IDP review covering the IDPs of all   June 2006
                                                                    districts and metros

                             Legislation to improve regulation of   Draft bill introduced                 August 2006
                             planning
-----------------------------------------------------------------------------------------------------------------------
Local Economic Development   Local economic development framework   Local economic development framework  May 2006
                             implemented                            linked to national and provincial
                                                                    strategies
-----------------------------------------------------------------------------------------------------------------------
Traditional Leadership       Traditional Leadership  Framework      Plan for establishing district        June 2006
and Institutions             Governance Act (2003) implemented      houses, as required by the act,
                                                                    adopted by MinMEC
-----------------------------------------------------------------------------------------------------------------------
International and            Charter on local government in SADC    Protocol adopted by SADC Council      February
Donor Relations                                                                                           2007

                             Expenditure of donor fund improved     System to monitor expenditure of      June 2006
                                                                    donor funds introduced
-----------------------------------------------------------------------------------------------------------------------

                                                                              67

2006 Estimates of National Expenditure

PROGRAMME 3: URBAN AND RURAL DEVELOPMENT

The Urban and Rural Development programme supports the effective implementation of the presidential urban renewal programme and the presidential integrated sustainable rural development programme. Activities involve formulating practical approaches and systems for strengthening co-operation between the spheres of government and government agencies and non-governmental partners.
Activities also centre on developing and maintaining information systems for improved monitoring and evaluation of the programme.

Apart from the Management subprogramme, there are four subprogrammes:

o    Urban Renewal Programme Management provides support to and co-ordination across government for the programme.

o    Urban Renewal Monitoring and Evaluation manages a national system to enable reporting and impact assessment.

o    Integrated Sustainable Rural Development Programme Management provides support to and co-ordination across government for the programme.

o    Integrated Sustainable Rural Development Monitoring and Evaluation manages a national system to enable reporting and impact assessment.

EXPENDITURE ESTIMATES

TABLE 5.5 URBAN AND RURAL DEVELOPMENT

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Management                            --       360     1 294           1 912        2 115     2 222     2 333
Urban Renewal Programme            2 412     1 383       860           1 784        1 880     1 977     2 076
Management
Urban Renewal Monitoring and          --       365       978           1 827        1 985     2 089     2 193
Evaluation
Integrated Sustainable Rural       2 407       691     1 051           1 758        2 458     2 584     2 713
Development Programme
Management
Integrated Sustainable Rural          --       572     1 353           1 672        2 291     2 408     2 529
Development Monitoring and
Evaluation
---------------------------------------------------------------------------------------------------------------
TOTAL                              4 819     3 371     5 536           8 953       10 729    11 280    11 844
===============================================================================================================
Change to 2005 Budget estimate                                         (300)        (572)     (659)   (1 027)
---------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   4 180     3 220     5 465           8 935       10 652    11 216    11 776
Compensation of employees              3     1 018     3 620           5 604        7 379     7 770     8 158
Goods and services                 4 177     2 202     1 845           3 331        3 273     3 446     3 618
of which:
Consultants, contractors and       2 802     1 630       232           1 493        1 839     1 936     2 033
special services
Inventory                             47        33        48              99           35        37        39
Maintenance repair and running         2         1         2              10           --        --        --
cost
Operating leases                      12         9        13              80           41        43        45
Travel and subsistence               612       471     2 040           1 106          859       905       950
---------------------------------------------------------------------------------------------------------------

68

                                         Vote 5: Provincial and Local Government

TABLE 5.5 URBAN AND RURAL DEVELOPMENT (CONTINUED)

                                                                  ADJUSTED
                                     AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                               ------------------------------------------------------------------------------
R thousand                     2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES             --         2        11              18           16        --        --
Provinces and municipalities        --         2        11              18           16        --        --
PAYMENTS FOR CAPITAL ASSETS        639       149        60              --           61        64        67
Machinery and equipment            639       149        60              --           61        64        67
-------------------------------------------------------------------------------------------------------------
TOTAL                            4 819     3 371     5 536           8 953       10 729    11 280    11 844
=============================================================================================================

EXPENDITURE TRENDS

The rapid growth in expenditure from R4,8 million to R9 million over the 2003
MTEF, an average annual increase of 22,9 per cent, was due to the increase in capacity for the required planning, co-ordination and monitoring of the urban and rural development programmes. Given the programme's predominantly co-ordinating, monitoring and evaluation role, the increase in expenditure is expected to stay at a lower rate of 9,8 per cent over the 2006 MTEF, reaching
R11,8 million in 2008/09.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Interventions for Fosad clusters and nodal projects were completed, and aligned to the programmes announced by the president in the 2004 and 2005 state of the nation addresses and government's programme of action for 2005/06. Working sessions were held with national sector departments and clusters, to facilitate planning and funding for the nodes from 2006/07. Existing nodal anchor projects were analysed to determine the links with other sectors, the current contribution of stakeholders, and the nodes' funding and resource needs.

SELECTED MEDIUM-TERM OUTPUT TARGETS

URBAN AND RURAL DEVELOPMENT

MEASURABLE OBJECTIVE: Improve service delivery and development opportunities in the nodal municipalities of the urban renewal programme and the integrated sustainable rural development programme by implementing and maintaining alignment and integration protocols across all spheres of government.

--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                              OUTPUT                                MEASURE/INDICATORS        TARGET
--------------------------------------------------------------------------------------------------------------------

Urban Renewal Programme Management        Alignment and integration             Nodal IDPs reviewed       March 2007
                                          protocols implemented and
                                          maintained
--------------------------------------------------------------------------------------------------------------------
Urban Renewal Monitoring and Evaluation   Strategic management of information   Frequency of monitoring   Quarterly
                                                                                and evaluation
--------------------------------------------------------------------------------------------------------------------
Integrated Sustainable Rural              Alignment and integration             Nodal IDPs reviewed       March 2007
Development Programme Management          protocols implemented and
                                          maintained
--------------------------------------------------------------------------------------------------------------------
Integrated Sustainable Rural              Strategic management of information   Frequency of monitoring   Quarterly
Development Monitoring and Evaluation                                           and evaluation

                                          Impact of programme monitored         Nodal impact assessment   July 2006
                                          and evaluated
--------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: SYSTEMS AND CAPACITY BUILDING

The Systems and Capacity Building programme provides support to local government to promote development, and manages the national disaster management centre. The main emphasis of the programme is on building systems, in particular financial management, administrative and institutional systems, managing performance and building capacity.

                                                                              69

2006 Estimates of National Expenditure

Apart from Management, there are nine subprogrammes:

o    Intergovernmental Fiscal Relations manages policy and disbursement of the local government equitable share and the municipal systems improvement grant, and fosters sound intergovernmental fiscal relations.

o    Local Government Institutional and Administrative Systems promotes institutional and sound administrative support to promote development and service delivery.

o    Capacity Building Systems supports the implementation of fiscal, administrative, performance management and capacity-building systems.

o    Disaster Management administers the Disaster Management Act (2002) and manages the national disaster management centre.

o    Municipal Performance Monitoring and Support implements and supports performance management systems and monitors the performance of municipalities for targeted support and recognition of performance excellence.

o    Municipal Leadership Development Programme develops and co-ordinates standardised leadership development for senior local government officials and councillors.

o    Anti-Corruption co-ordinates and provides support for implementing the local government anti-corruption strategy.

o    Local Government Equity and Development co-ordinates support for mainstreaming gender, disability, HIV and Aids, and youth issues, into local government development programmes.

o    Project Consolidate provides hands-on support for implementing government's programme of action and addresses service delivery challenges in a targeted number of municipalities.

EXPENDITURE ESTIMATES

TABLE 5.6 SYSTEMS AND CAPACITY BUILDING

SUBPROGRAMME                                                          ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

Management                           1 724     1 639     1 156           1 268        1 205     1 269     2 830
Intergovernmental Fiscal            16 797     3 232     4 132          19 827        6 078     6 474    14 702
Relations
Local Government Institutional       1 883     3 618     3 620           4 220        5 430     5 712     5 998
and Administrative Systems
Capacity Building Systems            4 413     4 316     2 075           5 172           --        --    23 026
Disaster Management                  8 241    32 588    30 945          41 137       34 142    36 032    39 834
Municipal Performance Monitoring     3 893    18 844    24 941          12 673       20 590    21 203    24 566
and Support
Municipal Leadership Development        --        --     1 556           1 774        2 440     2 567     3 080
Programme
Anti-Corruption                         --        --     1 765           2 863        2 728     2 872     3 016
Local Government Equity and             --        --       518           2 205        2 936     3 092     3 246
Development
Project Consolidate                     --        --        --              --       34 249    39 409        --
-----------------------------------------------------------------------------------------------------------------
TOTAL                               36 951    64 237    70 708          91 139      109 798   118 630   120 298
=================================================================================================================
Change to 2005 Budget estimate                                          23 190       29 334    35 089    30 235
-----------------------------------------------------------------------------------------------------------------
ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                    36 367    62 990    70 241          84 064      106 791   117 506   119 118
Compensation of employees           10 371    11 947    14 031          21 835       34 639    36 533    38 393
Goods and services                  25 996    51 043    56 210          62 229       72 152    80 973    80 725
of which:
Consultants, contractors and        19 749    26 472    25 104          28 517       42 835    46 671    48 598
special
services
Inventory                              407       707       824             587          638       705       678
Maintenance repair and running         231       402       466             457            2         2         2
cost
Travel and subsistence               4 061    19 300    14 748           5 291        5 041     5 784     5 186
-----------------------------------------------------------------------------------------------------------------

70

                                         Vote 5: Provincial and Local Government

TABLE 5.6 SYSTEMS AND CAPACITY BUILDING (CONTINUED)

                                                                      ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                 32        35        42           6 034           30        --        --
Provinces and municipalities            32        35        42              84           30        --        --
Departmental agencies and               --        --        --           1 950           --        --        --
accounts Non-profit institutions        --        --        --           4 000           --        --        --
PAYMENTS FOR CAPITAL ASSETS            552     1 212       425           1 041        2 977     1 124     1 180
Machinery and equipment                552       237       425           1 041        2 977     1 124     1 180
Software and other intangible           --       975        --              --           --        --        --
assets
-----------------------------------------------------------------------------------------------------------------
TOTAL                               36 951    64 237    70 708          91 139      109 798   118 630   120 298
=================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
-----------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES CURRENT                 --        --        --           1 950           --        --        --
Council of Geoscience                   --        --        --           1 950           --        --        --
NON-PROFIT INSTITUTIONS CURRENT         --        --        --           4 000           --        --        --
The South African Red Cross             --        --        --           4 000           --        --        --
Society
=================================================================================================================

EXPENDITURE TRENDS

Expenditure is expected to rise steadily over the seven-year period, from R37 million in 2002/03 to R120,3 million in 2008/09, an average annual increase of
21,7 per cent. Much of the growth is on the Municipal Performance Monitoring and
Support and Capacity Building Systems subprogrammes for implementing and supporting performance management and capacity-building systems in municipalities and monitoring municipalities' performance.

The continued high level of expenditure for the Disaster Management subprogramme, accounting for, on average, 34,9 per cent of the programme's budget over the 2006 MTEF, is to provide for the Working on Fire project, which contributes to aerial support in certain fire-fighting operations.

A separate subprogramme has been created from 2006/07 for the specific allocations approved for Project Consolidate, which in previous years, together with the profiling of municipalities, was included under Intergovernmental
Fiscal Relations. The personnel and funds allocated to the Capacity Building
Systems subprogramme have been moved to the Project Consolidate subprogramme for
2006/07 and 2007/08.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Last year's targets were met, as follows.

Disaster management

The final national disaster management framework was published in the Government
Gazette in April 2005 and draft regulations were published for public comment in
September 2005. Several provinces receiving aerial support to extinguish bush and forest fires through the Working on Fire programme and the South African Air
Force.

                                                                              71

2006 Estimates of National Expenditure

Local government

Following the review of the local government equitable share formula, a revised formula was used to make disbursements to municipalities. A draft report on the remuneration of municipal councillors has also been finalised by the department and the South African Local Government Association.

Project Consolidate

In April 2005, a group of experts, known as service delivery facilitators and drawn primarily from the local government sector, were deployed to 20 Project
Consolidate municipalities to help address critical service delivery, local governance and billing challenges.

SELECTED MEDIUM-TERM OUTPUT TARGETS

SYSTEMS AND CAPACITY BUILDING

MEASURABLE OBJECTIVES: A sustainable system of local government that fosters integrated development and service delivery through monitoring and support for building capacity and developing systems.

------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME             OUTPUT                                            MEASURE/INDICATOR            TARGET
------------------------------------------------------------------------------------------------------------------------------

Intergovernmental        Management and administration of local            Frequency of disbursement    Quarterly
Fiscal Relations         government equitable share and municipal          and management of grants
                         systems improvement grant                         in line with the Division
                                                                           of Revenue Act

                         Support to municipalities to comply with local    Phased implementation of     Ongoing
                         government finance legislation with a focus on    the Local Government:
                         Project Consolidate municipalities                Municipal Property Rates
                                                                           Act (2004)
------------------------------------------------------------------------------------------------------------------------------
Local Government         Regulation of local government administrative     Publish first set of key     March 2007
Institutional and        systems in line with the Municipal Systems        regulations on
Administrative Systems   Act (2000)                                        administrative systems in
                                                                           local government

                         Legislation and implementation of legislation     Table legislation on         March 2007
                         for unified conditions of employment              unified conditions of
                                                                           employment in local
                                                                           government
------------------------------------------------------------------------------------------------------------------------------
Disaster Management      Implementation of the Disaster Management         Functional disaster          December 2006
                         Act (2002)                                        management structures
                                                                           established and
                                                                           regulations under the act
                                                                           finalised

                         Disaster management plans submitted by the        Evaluation of disaster       November 2006
                         three spheres of government                       management plans
------------------------------------------------------------------------------------------------------------------------------
Municipal Performance    Local government performance management           Local government             December 2006
Monitoring and Support                                                     performance management
                                                                           framework developed

                         National monitoring and early warning system      Frequency of performance     Quarterly
                         established                                       reports per key
                                                                           performance area submitted

                                                                           Percentage of early          100%
                                                                           warning signs and areas
                                                                           addressed
------------------------------------------------------------------------------------------------------------------------------
Municipal Leadership     Establishment of a leadership development         Leadership development       March 2007
Development              programme responsible for capacity building       programme for first cohort
Programme                and leadership development programmes for         of councillors and senior
                         councillors and senior local government           local government officials
                         officials                                         launched

Anti-Corruption          Local government anti-corruption strategy and     All municipalities           March 2007
                         implementation plan                               developing and
                                                                           implementing
                                                                           anti-corruption strategies
                                                                           based on framework
                                                                           provided
------------------------------------------------------------------------------------------------------------------------------
Local Government         Gender policy for local government                Gender policy framework      December 2006
Equity and Development                                                     developed

                         Co-ordinated developmental local governance       Framework and                March 2007
                         responses to HIV and Aids                         implementation plan in
                                                                           place
------------------------------------------------------------------------------------------------------------------------------
Project Consolidate      Progressive deployment of service delivery        Number of municipalities     All 136 municipalities
                         facilitators and appropriate resources from       receiving hands-on support   March 2007
                         national and provincial government, state-
                         owned enterprises and key stakeholders to
                         effect progress in the 5 key performance
                         areas

                         Refinement of the policy, regulatory and          Guidelines and regulations   March 2007
                         fiscal environment of local government            and appropriate amendments
                                                                           to legislation
------------------------------------------------------------------------------------------------------------------------------

72

                                         Vote 5: Provincial and Local Government

PROGRAMME 5: FREE BASIC SERVICES AND INFRASTRUCTURE

The Free Basic Services and Infrastructure programme supports local government to enable it to deliver sustainable infrastructure and increase access to basic services, including free basic services such as water and electricity.

Apart from the Management subprogramme, there are four subprogrammes:

o    Municipal Infrastructure manages the implementation of the municipal infrastructure grant.

o    Free Basic Services Co-ordination helps municipalities implement free basic services.

o    Municipal Services Partnerships promotes the participation of the private sector, the public sector, non-governmental organisations and community-based organisations in service delivery.

o    Public Participation and Empowerment facilitates effective interaction and communication between municipalities and communities.

EXPENDITURE ESTIMATES

TABLE 5.7 FREE BASIC SERVICES AND INFRASTRUCTURE

SUBPROGRAMME                                                           ADJUSTED
                                          AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                    ------------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

Management                               --     1 173     1 912           2 375        1 834     1 929     2 026
Municipal Infrastructure              8 509     9 643    17 276          25 354       27 668    28 343    29 761
Free Basic Services Co-ordination       935       956     2 949           3 580        3 762     3 958     4 750
Municipal Service Partnerships           --        --     1 547           3 099        4 024     4 234     5 080
Public Participation and              1 755     2 382     3 408           2 819        3 170     3 339     4 006
Empowerment
------------------------------------------------------------------------------------------------------------------
TOTAL                                11 199    14 154    27 092          37 227       40 458    41 803    45 623
==================================================================================================================
Change to 2005 Budget estimate                                          (2 500)      (4 531)       451     1 043
------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                     10 922    13 898    26 600          36 517       40 081    41 433    45 235
Compensation of employees             2 534     3 637     7 496          15 527       19 804    20 855    21 898
Goods and services                    8 388    10 261    19 104          20 990       20 277    20 578    23 337
of which:
Communication                            10        12        22             166          221       232       244
Consultants, contractors and          6 015     7 838    14 177          13 972       13 530    13 471    15 010
special
services
Inventory                               149       188       271             290          445       469       492
Operating leases                          4        56       163             210          240       253       265
Travel and subsistence                1 192     1 445     1 654           4 159        3 467     3 651     4 698
TRANSFERS AND SUBSIDIES                   7        12        22              57           26        --        --
Provinces and municipalities              7        12        22              57           26        --        --
PAYMENTS FOR CAPITAL ASSETS             270       244       470             653          351       370       388
Machinery and equipment                 270       244       121             653          351       370       388
Software and other intangible            --        --       349              --           -         --        --
assets

------------------------------------------------------------------------------------------------------------------
TOTAL                                11 199    14 154    27 092          37 227      40 458     41 803    45 623
==================================================================================================================

EXPENDITURE TRENDS

Expenditure increased rapidly from R11,2 million in 2002/03 to R37,2 million in
2005/06, an average annual increase of 49,2 per cent. The increase was due to expanded capacity for the introduction of free basic services, the administration of the municipal infrastructure grant and the encouragement of public participation and partnerships in the local government sphere. With free basic services and public participation both priorities of the programme, there were sharp increases in expenditure in the Free Basic Services Co-ordination and
Public Participation and

                                                                              73

2006 Estimates of National Expenditure

Empowerment subprogrammes in 2004/05 and higher levels of expenditure over the
MTEF. Growth over the MTEF is expected to decline to a growth rate of 7 per cent, reaching R45,6 million in 2008/09. The management of the municipal infrastructure grant accounts for, on average, 67,4 per cent of the programme's total expenditure over the medium term.

SERVICE DELIVERY OBJECTIVE AND INDICATORS

RECENT OUTPUTS

Last year's targets were met as follows.

Free basic services

A study on challenges facing the provision of free basic services was done, and a free basic services portal was set up at the same time. The portal will provide a platform for a database to monitor the provision of free basic services in municipalities.

Infrastructure

The approved plan to mobilise retired engineers, young graduates and students to help municipalities implement the municipal infrastructure grant is being piloted. Provincial task teams have been set up to improve the capacity of municipalities to implement infrastructure.

Municipal services partnerships

Municipal services partnership workshops were facilitated in the nine provinces with National Treasury, the Municipal Infrastructure Investment Unit and the
Department of Water Affairs and Forestry's joint response task team. The guidelines and a standardised contract for municipal services partnerships have been finalised and will be available soon.

Public participation and empowerment

A total of 1 454 community development workers are now in learnerships and deployed in various municipalities by the Department of Public Service and
Administration and the Department of Provincial and Local Government. The
deployment of community development workers was complemented by a national workshop on public participation, which brought different stakeholders together to discuss ways of improving public participation.

SELECTED MEDIUM-TERM OUTPUT TARGETS

FREE BASIC SERVICES AND INFRASTRUCTURE

MEASURABLE OBJECTIVE: Strengthen the capacity of municipalities to deliver sustainable infrastructure and increase access to basic services through project management and infrastructure planning. Facilitate the provision of engineering services.

-----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                                 MEASURE/INDICATORS                    TARGET
-----------------------------------------------------------------------------------------------------------------------

Municipal Infrastructure     Management of the implementation       Percentage transfer of the            100%
                             of the municipal infrastructure        indicative amount of R7,5 billion
                             grant                                  to municipalities
-----------------------------------------------------------------------------------------------------------------------
Free Basic Services          Accelerated delivery of free basic     Current baseline of current free      March 2007
Co-ordination                services                               basic services spending to indigent
                                                                    households established

                             Monitoring the provision of free       Percentage of municipalities with     80%
                             basic services                         functional indigent registers
-----------------------------------------------------------------------------------------------------------------------
Municipal Services           Promote the public sector as a         Promotion strategy finalised          April 2006
Partnerships                 preferred service delivery option
-----------------------------------------------------------------------------------------------------------------------

74

                                         Vote 5: Provincial and Local Government

-----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                  OUTPUT                                  MEASURE/INDICATORS              TARGET
---------------------------------------------------------------------------------------------------------------

Public Participation         Community development worker programme  Support unit for community       June 2007
and Empowerment                                                      development worker programme
                                                                     established

                             Development, implementation and         Policy framework implemented in  March 2007
                             monitoring of policy framework for      all Project Consolidate
                             public participation through ward       municipalities
                             committees
-----------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: PROVINCIAL AND LOCAL GOVERNMENT TRANSFERS

The Provincial and Local Government Transfers programme is responsible for disbursing the equitable share and specific conditional grants to the provincial and local spheres of government.

The two subprogrammes, Provincial Transfers and Local Government Transfers, make transfers to provinces and local government respectively.

EXPENDITURE ESTIMATES

TABLE 5.8 PROVINCIAL AND LOCAL GOVERNMENT TRANSFERS

SUBPROGRAMME                                                                      ADJUSTED
                                                      AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                           -----------------------------------------------------------------------------------
R thousand                                   2002/03    2003/04     2004/05        2005/06     2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------------

Provincial Transfers
   Local Government Capacity                 241 244    232 339     220 459             --          --          --          --
   Building
   Disaster Relief                                --     27 213          --         40 700          --          --          --
Local Government Transfers
   Equitable Share                         4 186 813  6 350 377   7 677 546      9 643 341  18 057 940  20 075 620  22 774 767
   Municipal Systems                          93 831    150 993     182 243        200 000     200 000     200 000     200 000
   Improvement Programme
Municipal Infrastructure Grant             1 865 199  2 442 170   4 480 675      5 436 161   6 265 300   7 148 564   8 053 090
Disaster Relief                                   --         --     280 000        311 000          --          --          --
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      6 387 087  9 203 092  12 840 923     15 631 202  24 523 240  27 424 184  31 027 857
==============================================================================================================================
Change to 2005 Budget estimate                                                     351 700   6 354 705   7 552 290   9 604 570
------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    6 387 087  9 203 092  12 840 923     15 631 202  24 523 240  27 424 184  31 027 857
Provinces and municipalities               6 387 087  9 203 092  12 840 923     15 631 202  24 523 240  27 424 184  31 027 857
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      6 387 087  9 203 092  12 840 923     15 631 202  24 523 240  27 424 184  31 027 857
==============================================================================================================================
DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
------------------------------------------------------------------------------------------------------------------------------
PROVINCES AND MUNICIPALITIES
PROVINCES
PROVINCIAL REVENUE FUNDS
CURRENT                                      241 244    259 552     220 459         40 700          --          --          --
Local Government Capacity                    241 244    232 339     220 459             --          --          --          --
Building
Disaster Relief                                   --     27 213          --         40 700          --          --          --
MUNICIPALITIES
MUNICIPAL BANK ACCOUNTS
CURRENT                                    4 314 124  6 539 778   8 180 522     10 154 341  18 257 940  20 275 620  22 974 767
Equitable Share Transfer to                4 186 813  6 350 377   7 677 546      9 643 341  18 057 940  20 075 620  22 774 767
Municipalities
Municipal Systems                             93 831    150 993     182 243        200 000     200 000     200 000     200 000
Improvement Programme
Disaster Relief                                   --         --     280 000        311 000          --          --          --
Municipal Infrastructure Grant                33 480     38 408      40 733             --          --          --          --
CAPITAL                                    1 831 719  2 403 762   4 439 942      5 436 161   6 265 300   7 148 564   8 053 090
Municipal Infrastructure Grant             1 831 719  2 403 762   4 439 942      5 436 161   6 265 300   7 148 564   8 053 090
------------------------------------------------------------------------------------------------------------------------------

                                                                              75

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

The programme provides for the local government equitable share and the department's conditional grants.

The increasing investment in infrastructure is reflected in the substantial growth of the municipal infrastructure grant, which increases from R1,9 billion in 2002/03 to R5,4 billion in 2005/06, an average annual increase of 42,8 per cent. It is expected to rise further, at an average annual rate of 14 per cent, reaching R8,1 billion in 2008/09.

The equitable share is expected to continue to grow strongly over the seven-year-period, rising from R4,2 billion in 2002/03 to R9,6 billion in
2005/06, an annual increase of 32,1 per cent. The equitable share is expected to rise further over the MTEF at a 33,2 per cent growth rate reaching R22,8 billion in 2008/09.

The increase over the medium term makes provision for an increase in free basic services, the Regional Services Council levies, and additional councillor subsidies in poorer municipalities.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

In 2005, the funding provided through the municipal systems improvement grant supported the implementation of core municipal systems, the operations of the planning implementation management support centres; and the implementation of the revenue growth programmes.

SELECTED MEDIUM-TERM OUTPUT TARGETS

PROVINCIAL AND LOCAL GOVERNMENT TRANSFERS

MEASURABLE OBJECTIVE: Reinforce the pace and quality of municipal infrastructure development and promote the reforming and restructuring of service delivery by municipalities by managing the transfer of the equitable share and conditional grants to the provincial and local spheres.

--------------------------------------------------------------------------------------------------------------
SUBPROGRAMME        OUTPUT                       MEASURE/INDICATORS                                     TARGET
--------------------------------------------------------------------------------------------------------------

Local Government    Equitable share              Disbursement of quarterly equitable share              100%
Equitable Share     allocations transferred to   allocations to all complying municipalities in terms
                    all municipalities           of the Division of Revenue Act
--------------------------------------------------------------------------------------------------------------
Municipal Systems   Transfer of the              Transfer of grant in compliance with the               100%
Improvement         grant to                     requirements of the Division of Revenue Act, with
Programme           municipalities               clearly defined outputs and conditions, and a
                                                 payments schedule
--------------------------------------------------------------------------------------------------------------
Municipal           Transfer of the              Transfer of grant in compliance with the               100%
Infrastructure      grant to                     requirements of the Division of Revenue Act, with
Grant               municipalities               clearly defined outputs and conditions, and a
                                                 payments schedule
--------------------------------------------------------------------------------------------------------------

PROGRAMME 7: FISCAL TRANSFERS

The Fiscal Transfers programme makes funds available to public authorities and other institutions in terms of the agreements between government and the individual authority or institution.

Each subprogramme reflects a separate transfer. There are seven subprogrammes:

o    South African Local Government Association represents the local sphere of government and is recognised in terms of the Organised Local Government Act
     (1997).

o    Municipal Demarcation Board is a constitutional body established in terms of the Municipal Demarcation Board Act (1998).

o    Municipal Infrastructure Investment Unit plays a leading role in developing municipal services partnerships to accelerate the equitable delivery of municipal services.

o    SA Cities Network was established to further the co-operation between South
     African cities and maximise the benefits through exchange of information.

76

                                         Vote 5: Provincial and Local Government

o    The Commission for the Promotion and Protection of the Rights of Cultural,
     Religious and Linguistic Communities (CRL Commission) is a constitutional body established in terms of its 2002 act.

o    Commission on Traditional Leadership Disputes and Claims was established in terms of the Traditional Leadership Framework Governance Act (2003).

o    National House of Traditional Leaders was established by legislation, according to the Constitution, to represent the interests of the traditional community and advise government.

EXPENDITURE ESTIMATES

TABLE 5.9 FISCAL TRANSFERS

SUBPROGRAMME                                                                   ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

South African Local Government               22 000    20 250    17 300          18 385       19 494    20 461    22 058
Association
Municipal Demarcation Board                  11 670    14 311    22 523          24 959       16 827    17 664    19 043
Municipal Infrastructure Investment Unit      7 000    10 000    10 600          11 234           --        --        --
South African Cities Network                     --     1 500     1 500           1 500        1 590     1 670     1 800
Cultural, Religious and Linguistic               --     9 140     9 703          11 286       13 403    13 447    16 496
Communities
Commission on Traditional Leadership             --        --       681           7 120        6 363     7 598     8 957
Disputes and Claims
National House of Traditional Leaders         4 374     7 606     8 429           8 307        8 258     8 694     9 373
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        45 044    62 807    70 736          82 791       65 935    69 534    77 727
==========================================================================================================================
Change to 2005 Budget estimate                                                    4 760        3 000     3 000     5 999
--------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                              4 350     8 324     9 073          15 116       14 617    16 292    18 330
Compensation of employees                       975     1 286     1 265           3 291        5 433     5 722     6 006
Goods and services                            3 375     7 038     7 808          11 825        9 184    10 570    12 324
of which:
Communication                                   195       257       256             296          281       295       310
Consultants, contractors and special             90     1 656     1 251           4 600        3 197     4 379     5 823
services
Inventory                                       103       144        36              50          126       133       139
Operating leases                                 41        58        66              89           --        --        --
Travel and subsistence                        2 658     3 751     4 791           5 800        4 404     4 637     4 870
TRANSFERS AND SUBSIDIES                      40 674    54 385    61 633          67 375       51 318    53 242    59 397
Provinces and municipalities                      4         6         7              11            4        --        --
Departmental agencies and accounts           40 670    52 501    60 126          65 864       49 724    51 572    57 597
Non-profit institutions                          --     1 500     1 500           1 500        1 590     1 670     1 800
Households                                       --       378        --              --           --        --        --
PAYMENTS FOR CAPITAL ASSETS                      20        98        30             300           --        --        --
Machinery and equipment                          20        98        30             300           --        --        --
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        45 044    62 807    70 736          82 791       65 935    69 534    77 727
==========================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                      40 670    52 501    60 126          65 864       49 724    51 572    57 597
South African Local Government               22 000    20 250    17 300          18 385       19 494    20 461    22 058
Association
Municipal Infrastructure Investment Unit      7 000    10 000    10 600          11 234           --        --        --
Municipal Demarcation Board                  11 670    14 311    22 523          24 959       16 827    17 664    19 043
Commission for the Promotion and                 --     7 940     9 703          11 286       13 403    13 447    16 496
Protection of the Rights of Cultural,
Religious and Linguistic Communities
NON-PROFIT INSTITUTIONS
CURRENT                                          --     1 500     1 500           1 500        1 590     1 670     1 800
South African Cities Network                     --     1 500     1 500           1 500        1 590     1 670     1 800
--------------------------------------------------------------------------------------------------------------------------

                                                                              77

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure increased rapidly from R45 million in 2002/03 to R82,8 million in
2005/06, an average annual increase of 22,5 per cent. Over the MTEF, expenditure is expected to grow more slowly, rising from R65,9 million in 2006/07 to R77,7 million in 2008/09 at a growth rate of 8,6 per cent. This reflects the movements in the transfers to the entities that the programme funds.

The Municipal Infrastructure Investment Unit will wind up its operations by
March 2006, which is why no further allocations have been made to it. The unit was set up for a specific period to develop municipal services partnerships to accelerate equitable delivery of municipal services.

The Municipal Demarcation Board received increased transfers in both 2004/05 and
2005/06 due to the 2006 local government elections.

The 2006 Budget provides additional allocations of R3 million for 2006/07, R3 million for 2007/08 and R6 million for 2008/09, for the Commission for the
Promotion and Protection of the Rights of Cultural, Religious and Linguistic
Communities and the Commission on Traditional Leadership Disputes and Claims.
The increase in this subprogramme provides for assistance to the commission to facilitate negotiations where there are disputes and claims.

SERVICE DELIVERY OBJECTIVE AND INDICATORS

RECENT OUTPUTS

South African Local Government Association

The South African Local Government Association is now an integrated unitary structure which incorporates the provincial structures. Major work has been done in the municipal salary and wage negotiations.

Municipal Demarcation Board

The final ward boundaries were handed over to the Independent Electoral
Commission in preparation for the local government elections. The board completed all processes to end cross-boundary municipalities.

Municipal Infrastructure Investment Unit

Total disbursements for 2004/05 were R10,6 million. Of the 41 current projects,
3 are likely to be completed at the end of 2005/06, with anticipated disbursements of R11,2 million.

SA Cities Network

In 2005, three pilot seminars were successfully launched on: urban migration and how cities cope with the phenomenon, determining the state of preparedness to host the 2010 Soccer World Cup, and the launch of the HIV and Aids research series. The second edition of the State of Cities report is scheduled to be launched in July 2006.

Commission on Traditional Leadership Disputes and Claims

Set up in November 2004, the commission became fully operational in 2005/06 and conducted hearings in all provinces concerning matters affecting traditional kings and queens, as required by legislation.

78

                                         Vote 5: Provincial and Local Government

National House of Traditional Leaders

Significant advances were made in discussions with SADC and other African countries on common issues, including the possible establishment of an African house of traditional leaders.

PUBLIC ENTITIES REPORTING TO THE MINISTER

MUNICIPAL INFRASTRUCTURE INVESTMENT UNIT

The Municipal Infrastructure Investment Unit (MIIU) is a non-profit company created in 1998 to leverage private sector resources to deliver service backlogs in municipalities. The MIIU has the status of an association incorporated under section 21 of the Companies Act (1973). It was conceived as a five-year intervention to develop a market for technical assistance for project preparation in the sphere of municipal infrastructure and services.

The unit provides technical and legal services to municipalities that have a keen interest in entering into partnership arrangements, and helps municipalities find innovative solutions to critical problems with the financing and management of essential municipal services. In previous years, the MIIU received grant funding both from government and from international donors.

The MIIU was initially scheduled to wind down its operations in March 2003.
Cabinet subsequently extended its lifespan to March 2006. Plans are under way to close operations in accordance with the Companies Act (1973).

SOUTH AFRICAN LOCAL GOVERNMENT ASSOCIATION

The South African Local Government Association (SALGA) was created in 1996 and registered as a non-profit association. SALGA has a mandate to represent the interests of organised local government in the intergovernmental relations system. It promotes sound labour practices, giving voice to the interests of local government at national and provincial levels and in intergovernmental processes, as well as building the capacity of local government. The organisation was recognised by government in January 1998 as the one national organisation representing the majority of provincial organisations in terms of section 2 of the Organised Local Government Act (1997).

SALGA is funded through a combination of sources, including a national government grant, membership fees from provincial and local government associations that are voluntary members, and donations from the donor community for specific projects.

The budget for 2005/06 reflected total expenditure of R153,2 million against revenue of R161,9 million. Approximately half the estimated expenditure for
2005/06 was funded from membership levies, 11,4 per cent from the national government grant and 33,4 per cent from donor funding (for specific projects).
Over the medium to long term, the government grant should become a smaller proportion of total funding. Total transfers received by SALGA increase from
R73,4 million in 2005/06 to R85,5 million in 2008/09. This allows for a steadily growing surplus over the medium term.

The main areas of achievement in 2005/06 have been improved internal controls and organisational structures, improved relationships with international communities, particularly in Africa, successful implementation of the annual salary increase sector wide, and a substantial increase in the collection ratio of membership fees. The new SALGA strategy responds to the challenges facing organised local government, addresses past weaknesses, and drives forward the process of consolidating the local government transformation process. A focus will be on supporting improvements in local government service delivery, particularly in areas such as the provision of water services.

                                                                              79

2006 Estimates of National Expenditure

TABLE 5.10 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN LOCAL GOVERNMENT ASSOCIATION
(SALGA)

                                                  OUTCOME                                MEDIUM-TERM ESTIMATE
                                    ---------------------------------               ---------------------------
                                       AUDITED   AUDITED    UNAUDITED   ESTIMATED
                                                                         OUTCOME
                                    -----------------------------------------------------------------------------
R thousand                               2002/03    2003/04     2004/05     2005/06   2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                           3 890       1 956      15 288      88 549    93 862    98 837   103 778
TRANSFERS RECEIVED                       26 078      29 522      24 300      73 385    72 183    81 420    85 491
-----------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                            29 968      31 478      39 588     161 934   166 045   180 256   189 269
=================================================================================================================
EXPENSES
CURRENT EXPENSE                          39 285      60 459      98 640      96 149    96 313   106 763   112 003
Compensation of employees                17 075      28 212      46 870      49 390    54 022    56 885    59 729
Goods and services                       21 952      31 719      50 636      46 055    41 576    49 126    51 483
Depreciation                                258         266         808         674       714       752       790
Interest, dividends and rent on land         --         262         326          30        --        --        --
TRANSFERS AND SUBSIDIES                   3 441      11 805       6 662      57 061    60 485    63 691    66 876
-----------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                           42 726      72 264     105 302     153 210   156 797   170 454   178 878
=================================================================================================================
SURPLUS / (DEFICIT)                    (12 758)    (40 786)    (65 714)       8 724     9 248     9 803    10 391
-----------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
-----------------------------------------------------------------------------------------------------------------
Carrying value of assets                    962       1 496       7 769       8 050     8 533     8 985     9 435
Investments                                  --          --       4 202          --        --        --        --
Receivables and prepayments                3050       6 958      21 942       5 272     3 290     3 093     2 907
Cash and cash equivalents                  8531       6 482       8 309       8 760     9 636    10 600    11 660
-----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             12 543      14 936      42 222      22 082    21 459    22 678    24 001
=================================================================================================================
Capital and reserves                      1 183     (1 366)      18 081      12 846    16 902    18 418    19 709
Borrowings                                   --          --         957          --        --        --        --
Trade and other payables                 11 360      15 229      20 647       6 534     1 680     1 196     1 028
Provisions                                   --       1 073       2 537       2 702     2 878     3 065     3 264
-----------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             12 543      14 936      42 222      22 082    21 459    22 678    24 001
=================================================================================================================

Data provided by the South African Local Government Association.

80

                                         Vote 5: Provincial and Local Government

ANNEXURE

VOTE 5: PROVINCIAL AND LOCAL GOVERNMENT

Table 5.A: Summary of expenditure trends and estimates per programme and economic classification

Table 5.B: Summary of personnel numbers and compensation of employees

Table 5.C: Summary of expenditure on training

Table 5.D: Summary of conditional grants to provinces and local government
           (municipalities)(1)

Table 5.E: Summary of official development assistance expenditure

Table 5.F: Summary of expenditure on infrastructure

                                                                              81

2006 Estimates of National Expenditure

TABLE 5.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC
CLASSIFICATION

PROGRAMME                                APPROPRIATION          AUDITED                APPROPRIATION                   REVISED
                                      MAIN       ADJUSTED       OUTCOME      MAIN        ADDITIONAL      ADJUSTED     ESTIMATE
                                   -------------------------------------------------------------------------------------------
R thousand                                 2004/05             2004/05                       2005/06                   2005/06
------------------------------------------------------------------------------------------------------------------------------

1. Administration                      88 266      103 782      102 762       80 774          22 866      103 640      105 733
2. Governance, Policy and              26 978       26 043       20 473       25 541         (1 500)       24 041       24 846
   Research
3. Urban and Rural                      9 878        9 020        5 536        9 253           (300)        8 953        8 296
   Development
4. Systems and Capacity                64 819       66 748       70 708       67 949          23 190       91 139       87 978
   Building
5. Free Basic Services and             28 989       35 753       27 092       39 727         (2 500)       37 227       37 421
   Infrastructure
6. Provincial and Local            12 566 924   12 840 924   12 840 923   15 279 502         351 700   15 631 202   15 631 202
   Government Transfers
7. Fiscal Transfers                    64 914       72 264       70 736       78 031           4 760       82 791       82 791
------------------------------------------------------------------------------------------------------------------------------
TOTAL                              12 850 768   13 154 534   13 138 230   15 580 777         398 216   15 978 993   15 978 267
==============================================================================================================================

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                      222 168      246 204      229 728      229 018          38 487      267 505      265 569
Compensation of employees             108 185       96 344       71 918      121 056        (17 500)      103 556       94 345
Goods and services                    113 983      149 860      157 681      107 962          55 987      163 949      171 203
Financial transactions in assets           --           --          129           --              --           --           21
and liabilities
TRANSFERS AND SUBSIDIES            12 623 193   12 902 923   12 902 962   15 345 969         359 031   15 705 000   15 705 166
Provinces and municipalities       12 567 267   12 841 266   12 841 143   15 279 865         351 700   15 631 565   15 631 504
Departmental agencies and              44 923       50 423       60 126       64 604           3 210       67 814       67 814
accounts
Public corporations and private            --           31           52           --             121          121           62
enterprises
Foreign governments and                    --           --          114           --              --           --           --
international organisations
Non-profit institutions                 9 503        9 703        1 500        1 500           4 000        5 500        5 500
Households                              1 500        1 500           27           --              --           --          286
PAYMENTS FOR CAPITAL ASSETS             5 407        5 407        5 540        5 790             698        6 488        7 532
Machinery and equipment                 5 407        5 407        5 100        5 551             698        6 249        6 982
Software and intangible assets             --           --          440          239              --          239          550
------------------------------------------------------------------------------------------------------------------------------
TOTAL                              12 850 768   13 154 534   13 138 230   15 580 777         398 216   15 978 993   15 978 267
==============================================================================================================================

TABLE 5.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                ADJUSTED
                                 AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                             ----------------------------------------------------------------------------
                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)    46 315    51 846    71 527         120 953      140 013   147 493   154 899
Unit cost (R thousand)          167       173       209             263          280       295       310
Compensation as % of total   100.0%    100.0%     99.5%           99.9%        99.7%     99.7%     99.7%
Personnel numbers (head         277       300       342             460          500       500       500
count)
C. INTERNS
Compensation of interns          --        --       391             103          387       407       428
(R thousand)
Unit cost (R thousand)                               15              26           14        14        14
Number of interns                --        --        26               4           28        29        30
--------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)    46 315    51 846    71 918         121 056      140 400   147 900   155 327
UNIT COST (R THOUSAND)          167       173       195             261          266       280       293
PERSONNEL NUMBERS               277       300       368             464          528       529       530
(HEAD COUNT)
--------------------------------------------------------------------------------------------------------

82

                                         Vote 5: Provincial and Local Government

TABLE 5.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                 ADJUSTED
                                      AUDITED OUTCOME       APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -----------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06       2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)             928     2 523     2 546           1 350           990     1 042     1 095
Number of employees trained          132       233       233             140           126       126       126
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)             119       156       140             250           400       421       442
Number of employees (head              2        63        50              70            90        90        90
count)
--------------------------------------------------------------------------------------------------------------
TOTAL                              1 047     2 679     2 686           1 600         1 390     1 463     1 537
NUMBER OF EMPLOYEES                  134       296       283             210           216       216       216
==============================================================================================================

TABLE 5.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT
(MUNICIPALITIES)(1)

                                                                                    ADJUSTED
                                                        AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                              --------------------------------------------------------------------------------
R thousand                                      2002/03    2003/04    2004/05        2005/06    2006/07    2007/08    2008/09
------------------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO PROVINCES
6. PROVINCIAL AND LOCAL GOVERNMENT TRANSFERS
Local Government Capacity Building              241 244    232 339    220 459             --         --         --         --
Disater Relief                                       --     27 213         --         40 700         --         --         --
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                           241 244    259 552    220 459         40 700         --         --         --
==============================================================================================================================
CONDITIONAL GRANTS TO LOCAL GOVERNMENT
(MUNICIPALITIES)
6. PROVINCIAL AND LOCAL GOVERNMENT TRANSFERS
Municipal Systems Improvement Programme          93 831    150 993    182 243        200 000    200 000    200 000    200 000
Municipal Infrastructure Grant                1 865 199  2 442 170  4 439 942      5 436 161  6 265 300  7 148 564  8 053 090
Disaster Relief                                      --         --    280 000        311 000         --         --         --
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                         1 959 030  2 593 163  4 902 185      5 947 161  6 465 300  7 348 564  8 253 090
==============================================================================================================================

(1.) Detail provided in the Division of Revenue Act (2006).

TABLE 5.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR              PROJECT            CASH/                                      ADJUSTED
                                      KIND           AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                              ------------------------------------------------------------------------------
R thousand                                    2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------------------

LOCAL
Dept of Foreign    African            Cash         --        --        --           2 000           --        --        --
Affairs            Renaissance Fund
FOREIGN
Norway             Local Government   cash      2 479     2 160     2 379              --           --        --        --
                   Capacity Building
Norway             Project Viability  cash      2 736     1 902     1 600              --           --        --        --
Norway             SADC: Local        cash         --        --     2 083             512           --        --        --
                   Government
                   Framework
Norway             White Paper on     cash         --        --        --              --           --        --        --
                   Traditional
                   Leaders
Norway             Mbombela support   cash         --       562       725              --           --        --        --
Norway             SALGA              cash         --     2 766        --              --           --        --        --
Norway             Municipal          cash      3 287     1 141       966              --           --        --        --
                   Demarcation
                   Board
Norway             Disaster           cash         --        --       359              --           --        --        --
                   Management
                   training
Norway             Technical co-      cash         --        --       237              --           --        --        --
                   operation and
                   support
Norway             Knowledge sharing  cash         --        --       447             312           --        --        --
                   facility
----------------------------------------------------------------------------------------------------------------------------

                                                                              83

2006 Estimates of National Expenditure

TABLE 5.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE (CONTINUED)

DONOR              PROJECT            CASH/                                      ADJUSTED
                                      KIN           AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                              ------------------------------------------------------------------------------
R thousand                                    2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------------------

Norway             Project economic   cash         --        --       420              --           --        --        --
                   viability of
                   municipalities
European Union     Local Government   cash      4 023     4 639    42 000              --           --        --        --
                   support
                   Mpumalanga/Limp
                   opo
Netherlands        Sectorial Budget   cash      9 315    11 792    19 355          26 822           --        --        --
                   support
Netherlands        Masibambane        cash         --       547     1 500           1 800        1 500        --        --
                   project
Conseil de L'      Winter school      cash        204        --         2              --           --        --        --
Europe             intergovermental
                   relations
Conseil de L'      Local government   cash         --        --         4              --           --        --        --
Europe             workshops
UNDP               White Paper on     cash         --        --       443              --           --        --        --
                   Disaster
                   Management
UNDP               Capacity Building  cash         --        --     5 222           9 758        4 884        --        --
                   for local
                   governance
Raoul Wallenberg   Conference on      cash         --        --        23              --           --        --        --
                   Traditional
                   Leaders
UKDFID             Consolidation of   Kind         --        --    27 750          27 750       22 200    22 200    21 100
                   Municipal
                   Transformation
                   Programme
UKDFID             Local government   Kind     10 625    38 100    38 100          38 100       38 100        --        --
                   support
UKDFID             LOGOSUL            Kind        410        --        --              --           --        --        --
USAID              Local Government   Kind    102 520    15 950     7 628           7 343        4 501        --        --
                   Support
                   Programme
USAID              Municipal          Kind         --        --    18 245          15 607       15 573        --        --
                   Infrastructure
                   Investment
                   Framework
GTZ                Strengthening      Kind      7 272     7 611     8 625          12 684       16 000    16 000    16 000
                   Local Government
AusAid             Local Governance   Kind     10 198    10 246    10 246              --           --        --        --
                   Partnership
                   "Ubundlelwane"
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                         153 069    97 416   188 359         142 688      102 758    38 200    37 100
============================================================================================================================

TABLE 5.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

DESCRIPTION                     SERVICE DELIVERY OUTPUTS                                  ADJUSTED
                                                            AUDITED OUTCOME          APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                                    --------------------------------------------------------------------------------
R thousand                                            2002/03    2003/04    2004/05        2005/06    2006/07    2007/08    2008/09
------------------------------------------------------------------------------------------------------------------------------------

INFRASTRUCTURE TRANSFERS TO OTHER SPHERES, AGENCIES AND DEPARTMENTS
Municipal Infrastructure Grant  Basic bulk          1 865 199  2 286 762  4 439 942      5 436 161  6 265 300  7 148 564  8 053 090
                                connector and
                                internal
                                infrastructure for
                                municipal services
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                               1 865 199  2 286 762  4 439 942      5 436 161  6 265 300  7 148 564  8 053 090
====================================================================================================================================

84

                                                                          VOTE 6

PUBLIC WORKS

                                           2006/07              2007/08     2008/09
R THOUSAND                           TO BE APPROPRIATED
-----------------------------------------------------------------------------------

MTEF ALLOCATIONS                          3 080 181           3 494 610   3 873 159
   of which:
   Current payments                       1 251 595           1 311 341   1 382 838
   Transfers and subsidies                1 226 310           1 361 121   1 456 048
   Payments for capital assets              602 276             822 148   1 034 273
-----------------------------------------------------------------------------------
STATUTORY AMOUNTS                                --                  --          --
-----------------------------------------------------------------------------------
Executive authority Accounting   Minister of Public Works
officer                          Director-General of Public
                                 Works
-----------------------------------------------------------------------------------

AIM

The Department of Public Works aims to: provide and manage the accommodation, housing, land and infrastructure needs of national departments; co-ordinate the national expanded public works programme; and optimise growth, employment and transformation in the construction and property industries.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide strategic leadership, support services and overall management of the department.

PROGRAMME 2: PROVISION OF LAND AND ACCOMMODATION

Provide and manage an immovable property portfolio which supports the economical and efficient delivery of various government services.

PROGRAMME 3: NATIONAL PUBLIC WORKS PROGRAMME

Promote the growth and transformation of the construction and property industries; promote uniformity and best practice in construction and immovable asset management in the public sector; and co-ordinate the national implementation of the expanded public works programme.

PROGRAMME 4: AUXILIARY AND ASSOCIATED SERVICES

Provide for various services including: compensation for losses on the government-assisted housing scheme; assistance to organisations for the preservation of national memorials; grants-in-aid; and meeting protocol responsibilities on state functions.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The Department of Public Works is committed to managing and improving the state's immovable property portfolio.

                                                                              85

2006 Estimates of National Expenditure

Devolution of accommodation-related budgets

From April 2006, the devolution of accommodation costs will be implemented.
Client departments will be charged for using accommodation facilities, for both state-owned properties and leased properties. The department will create a trading entity, which will be used for recording receipts, payments and service charges relating to the provision of accommodation to departments. The affected departments will then be required to pay a commensurate charge for using state-owned and leased properties. The funds will be used to manage, maintain and replace state-owned properties and pay for leases to third parties on behalf of departments. Departments will have to enter into a memorandum of understanding with the Department of Public Works which specifies the roles and responsibilities of the two parties.

Four key objectives and three strategic drivers

The Department of Public Works has identified four key objectives for the medium-term expenditure framework (MTEF) period:

o    improve the management of the state's immovable property portfolio

o    use accommodation-related programmes, such as maintenance contracts, to contribute to economic growth

o    contribute to job creation and poverty alleviation through further rollout of the expanded public works programme

o    provide leadership in the transformation of the construction and property industries.

To achieve these, three strategic drivers have been identified:

o    The first is service. This largely comprises the implementation of the service delivery improvement programme, which will define service delivery and quality standards to improve work planning, resource allocation and work management.

o    The second is capacity. The 1997 Public Works White Paper on the skills of employees identified the need for a human resources development programme aligned with the skills and competencies required to manage the department's core business.

o    The third is asset management. The focus will be on improving the implementation of asset management policies, ensuring an acceptable return on investment from government properties, and implementing the devolution of accommodation-related budgets to departments, and the management of fixed property (as will be legislated from the government-wide immovable asset management policy). The latter two both flow from the 1997 Public
     Works White Paper.

The expanded public works programme

The expanded public works programme is one of many government interventions which aim to create additional work opportunities and training to address unemployment and poverty. Through using labour intensive methods to deliver government services, the programme aims to give unemployed people a chance to get work experience and training and so improve their chances in the labour market.

The Department of Public Works co-ordinates the expanded public works programme across all spheres of government, making sure that its national objectives and targets are met. The department is also responsible for informing the public about the programme.

Service delivery improvement programme

The service delivery improvement programme was initiated in 2005/06 to help the department define service delivery and quality standards to the satisfaction of its clients. The initial phase of the programme will be implemented over three years and will focus on customer relationship

86

                                                            Vote 6: Public Works

management, project and contract management, property management and in-house facilities management.

Re Kgabisa Tshwane programme

In 2004, the Re Kgabisa Tshwane programme was implemented in response to a mandate from the presidential programme of action. A partnership involving the
Department of Public Works, the Department of Public Service and Administration
and the City of Tshwane metropolitan municipality, aims to develop a framework for improving the physical working environment of national government departments in the inner city of Tshwane. Government will also achieve substantial economies of scale with departments sharing services and facilities like auditoria, archives and communication facilities. The public will benefit from a more productive and accessible public service. Government's continued
investment in the inner city will also stimulate private sector investment and create opportunities for small, micro and medium enterprises (SMME) and broad-based black economic empowerment (BEE) service providers and entrepreneurs.

Contribution to Nepad

In line with the New Partnership for Africa's Development (Nepad) principles, a joint peacekeeping skills development project is being implemented in conjunction with the Department of Defence. The department has also started establishing a forum of Southern African Development Community (SADC) ministers of public works to strengthen the construction industry regionally.

EXPENDITURE ESTIMATES

TABLE 6.1 PUBLIC WORKS

PROGRAMME                                                            ADJUSTED      REVISED
                                     AUDITED OUTCOME            APPROPRIATION     ESTIMATE       MEDIUM-TERM EXPENDITURE ESTIMATE
                            --------------------------------------------------------------------------------------------------------
R thousand                    2002/03     2003/04     2004/05             2005/06                2006/07       2007/08       2008/09
------------------------------------------------------------------------------------------------------------------------------------

1. Administration             374 393     419 796     497 052         551 880       592 086      593 211       607 830       643 249
2. Provision of Land        1 049 317   1 280 552   1 608 660       1 668 193     1 417 986    2 369 024     2 762 080     3 095 211
   and Accommodation
3. National Public            306 449     310 644      96 875         121 391       121 391       98 808       104 605       113 321
   Works Programme
4. Auxiliary and               15 210      13 517      41 822          17 407        17 407       19 138        20 095        21 378
   Associated Services
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                       1 745 369   2 024 509   2 244 409       2 358 871     2 148 870    3 080 181     3 494 610     3 873 159
====================================================================================================================================
Change to 2005 Budget estimate                                    (3 195 180)   (3 405 181)  (2 879 599)   (3 082 996)   (3 124 414)
------------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS              784 922     859 174   1 185 928       1 122 610     1 120 273    1 251 595     1 311 341     1 382 838
Compensation of               350 066     420 645     450 944         539 555       539 555      655 829       708 544       753 749
employees
Goods and services            395 644     431 796     663 232         583 055       571 630      595 766       602 797       629 089
of which:
Communication                  20 086      21 711      21 129          18 491        18 491       19 396        19 584        20 586
Computer Services               8 778       9 736      10 828          13 216        13 216       13 862        12 550        13 198
Consultants, contractors       59 292      58 596      82 305          95 110        95 110       69 203        71 968        78 372
and special services
Inventory                      30 953      25 409      29 070          36 643        36 643       38 459        51 874        54 340
Maintenance repair and          9 542         992      68 966          21 575        21 575       26 583        27 861        29 154
running cost
Operating leases              101 615     114 722     138 058         186 575       186 575      163 822       178 515       192 173
Travel and subsistence         46 530      49 174      59 024          52 360        52 360       61 517        61 543        63 778
Owned and Leasedhold           71 456      75 379      79 133          85 407        85 406      100 063       108 596       115 433
property expenditure
Interest and rent on land       5 164       4 531          --              --         9 088           --            --            --
Financial transactions in      34 048       2 202      71 752              --            --           --            --            --
assets and liabilities

                                                                              87

2006 Estimates of National Expenditure

TABLE 6.1 PUBLIC WORKS (CONTINUES)

                                                                   ADJUSTED     REVISED
                                   AUDITED OUTCOME            APPROPRIATION    ESTIMATE    MEDIUM-TERM EXPENDITURE ESTIMATE
                          -------------------------------------------------------------------------------------------------
R thousand                  2002/03     2003/04     2004/05            2005/06              2006/07     2007/08     2008/09
---------------------------------------------------------------------------------------------------------------------------

TRANSFERS AND               765 082     818 956     723 034         694 244     696 116   1 226 310   1 361 121   1 456 048
SUBSIDIES
Provinces and               736 793     785 135     676 923         643 558     643 558     710 452     836 570     889 325
municipalities
Departmental agencies        16 870      24 542      29 864          37 566      37 566     501 577     509 634     550 873
and accounts
Public corporations and          --          --          47              50          50         254         254         254
private enterprises
Foreign governments          11 314       9 279      14 282          12 651      12 651      13 916      14 612      15 545
and international
organisations
Households                      105          --       1 918             419       2 291         111          51          51
PAYMENTS FOR CAPITAL        195 365     346 379     335 447         542 017     332 481     602 276     822 148   1 034 273
ASSETS
Buildings and other         165 562     326 054     292 919         469 287     259 287     545 797     781 050     993 100
fixed structures
Machinery and                26 357      20 298      42 504          72 653      72 653      56 479      41 098      41 173
equipment
Software and other               --          --          24              77         541          --          --          --
intangible assets
Land and subsoil              3 446          27          --              --          --          --          --          --
assets
---------------------------------------------------------------------------------------------------------------------------
TOTAL                     1 745 369   2 024 509   2 244 409       2 358 871   2 148 870   3 080 181   3 494 610   3 873 159
===========================================================================================================================

EXPENDITURE TRENDS

Expenditure increased steadily from R1,7 billion in 2002/03 to R2,4 billion in
2005/06, an average annual rate of 10,6 per cent. The sharp increase of 10,9 per cent in 2004/05 was due to additional funds allocated for arrears on municipal rates and services. A 5,1 per cent increase in 2005/06 reflects this one-off allocation.

In 2006/07, there is a large increase of 30,6 per cent because of a special allocation earmarked for a start-up capital contribution for the new trading entity. The increase also provides additional funds for the expanded public works programme, the Re Kgabisa Tshwane programme and ports of entry (such as road and railway border posts, international airports, and harbours).
Expenditure for 2007/08 and 2008/09 is expected to rise by 13,5 per cent and
10,8 per cent respectively. Additional funding for the expanded public works programme, the Re Kgabisa Tshwane programme and ports of entry calculated against the net effect of the devolution of funds to other votes has reduced the department's baseline allocation over the 2006 MTEF period.

DEPARTMENTAL RECEIPTS

The main sources of revenue for the department are letting property and official quarters, and the sale of state-owned land, buildings and structures, including redundant military bases and properties that are no longer cost-effective to maintain. Over the past three years, average revenue collection per year was about R37 million. The significant increase in 2006/07 is because of one state-owned property (worth around R300 million) that will be disposed of in that year.

88

                                                            Vote 6: Public Works

TABLE 6.2 DEPARTMENTAL RECEIPTS

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                                       ---------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06    2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                   34 166    36 017    41 194          76 759    314 360    63 687    67 751
Sales of goods and services             10 402    10 809    22 917          18 826     10 456    10 303    10 960
produced by department
Sales of scrap, waste and other             74        10       281               8          9         8         8
used current goods
Fines, penalties and forfeits            1 633     2 710     2 262             842        999     1 000     1 064
Interest, dividends and rent on land     2 349     1 600     1 762           1 004      1 030     1 000     1 063
Sales of capital assets                 10 197     8 002     8 291          46 444    300 500    50 000    53 192
Financial transactions in assets         9 511    12 886     5 681           9 635      1 366     1 376     1 464
and liabilities
------------------------------------------------------------------------------------------------------------------
TOTAL                                   34 166    36 017    41 194          76 759    314 360    63 687    67 751
==================================================================================================================

PROGRAMME 1: ADMINISTRATION

Administration provides strategic leadership, support services and overall management of the department.

EXPENDITURE ESTIMATES

TABLE 6.3 ADMINISTRATION

SUBPROGRAMME                                                         ADJUSTED
                                        AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

Minister(1)                           691       707       798             837          887       934       981
Deputy Minister(2)                    536       539       609             618          655       690       725
Management                         66 309    77 711    46 583          54 671       74 673    71 758    76 145
Corporate Services                143 305   161 359   243 810         274 152      269 636   264 993   276 652
Property Management               163 552   179 480   205 252         221 602      247 360   269 455   288 746
----------------------------------------------------------------------------------------------------------------
TOTAL                             374 393   419 796   497 052         551 880      593 211   607 830   643 249
================================================================================================================
Change to 2005 Budget estimate                                        279 878      262 580   263 014   276 417
----------------------------------------------------------------------------------------------------------------

(1)  Payable as from 1 April 2005. Salary: R669 462. Car allowance: R167 365.

(2)  Payable as from 1 April 2005. Salary: R494 661. Car allowance: R123 665.

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  360 876   399 947   472 174         494 222      551 652   581 310   616 678
Compensation of employees          91 064    96 951   119 028         156 291      181 784   191 923   204 168
Goods and services                269 795   302 996   353 146         337 931      369 868   389 387   412 510
of which:
Communication                      15 247    16 742    18 082          15 042       15 794    15 803    16 593
Computer services                   8 476     9 418    10 464          12 856       13 499    12 174    12 782
Consultants, contractors           27 405    37 513    33 484          36 726       38 562    38 490    39 415
and special services
Inventory                           8 427     7 621     7 864           9 871       10 365     9 883    10 222
Operating leases                   94 747   106 892   129 055         139 151      150 401   164 117   176 735
Travel and subsistence             25 748    28 609    31 788          32 260       33 873    32 567    33 195
Owned and Leasedhold               71 456    75 379    79 133          85 407      100 063   108 596   115 433
property expenditure
Financial transactions in              17        --        --              --           --        --        --
assets and liabilities
TRANSFERS AND SUBSIDIES               383        --       469             489          200       100       100
Provinces and municipalities          284        --       348             379          100        --        --
Public corporations and private        --        --        43              50           50        50        50
enterprises
Households                             99        --        78              60           50        50        50
----------------------------------------------------------------------------------------------------------------

                                                                              89

2006 Estimates of National Expenditure

TABLE 6.3 ADMINISTRATION (CONTINUED)

                                                                     ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

PAYMENTS FOR CAPITAL ASSETS        13 134    19 849    24 409          57 169       41 359    26 420    26 471
Buildings and other fixed             274        --        --              --           --        --        --
structures
Machinery and equipment            12 860    19 849    24 387          57 169       41 359    26 420    26 471
Software and other                     --        --        22              --           --        --        --
intangible assets
----------------------------------------------------------------------------------------------------------------
TOTAL                             374 393   419 796   497 052         551 880      593 211   607 830   643 249
================================================================================================================

EXPENDITURE TRENDS

Expenditure increases strongly from R374,4 million in 2002/03 to R551,9 million in 2005/06, an average annual increase of 13,8 per cent. The sharp increases in
2003/04 by 12,1 per cent and in 2004/05 by 18,4 per cent are because of the department's improved management and administrative capacity and information systems. The increase of 11 per cent in 2005/06 is because of upgrading an integrated information system.

Over the MTEF, the rate of increase slows down to an average of about 5,2 per cent. As part of the department's devolution process provision was made for the management costs of properties belonging to the department. From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of Public Works received the following amounts: R247,4 million in 2006/07, R269,5 million in
2007/08 and R288,7 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: PROVISION OF LAND AND ACCOMMODATION

The Provision of Land and Accommodation programme's main objective is to provide and manage state-owned immovable property, accommodating all national departments and institutions in improved, suitable and economical properties that help them deliver on their mandate.

There are four subprogrammes:

o    Capital Works (Public Works) funds the acquisition and construction of infrastructure for other national departments.

o    Property Management funds the accommodation solutions that the department will implement for client departments, which will be accounted for through the trading entity.

o    Asset Management ensures that the immovable property portfolio that is owned and used for delivering various government services yields functional, economical and social benefits to the state.

o    Augmentation of the Property Management Trading Entity is a special subprogramme created to receive funds to be transferred to the new trading entity.

90

                                                            Vote 6: Public Works

EXPENDITURE ESTIMATES

TABLE 6.4 PROVISION OF LAND AND ACCOMMODATION

SUBPROGRAMME                                                                    ADJUSTED
                                                AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                       -------------------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05         2005/06       2006/07       2007/08       2008/09
----------------------------------------------------------------------------------------------------------------------------------

Capital Works (Public Works)             120 621     271 069     292 655         372 180       493 450       713 450       896 208
Property Management
of which:
   Office Accommodation, Official          6 729       7 684       8 849          47 292         9 900        10 701        11 556
   Quarters and Unimproved Property
   Maintenance, Repair and Renovation     53 267      54 763      65 959          76 985        73 347        89 600       119 892
   of Buildings
   Cleaning of Buildings and Tending of  127 174      63 594     160 899         152 658       158 292       170 172       183 621
   Gardens
   Municipal Services                     13 482      14 223      57 415          16 115        18 830        20 435        21 720
   Rates on State Properties             476 343     522 748     675 615         642 230       710 131       836 570       889 325
   Administration                             --          --     148 247           9 227       223 087       237 623       228 570
Asset Management
of which:
   Construction Advisory Services         34 251      26 794       1 090          42 749         3 096         3 268         3 456
   Property Advisory Services             90 456      70 764           7         112 899         8 002         8 556         9 161
   Key Accounts Management               116 886     169 671      15 305         183 241        25 000        26 717        28 701
   Asset Procurement and Operating         4 338       3 394       2 862           5 415         3 207         3 461         3 738
   Partnership System
   Administration                          5 770      75 848     179 757          7 2012       192 682       185 527       201 263
Augmentation of the Property                  --          --          --              --       450 000       456 000       498 000
Management Trading Entity
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  1 049 317   1 280 552   1 608 660       1 668 193     2 369 024     2 762 080     3 095 211
==================================================================================================================================
Change to 2005 Budget estimate                                               (3 513 150)   (3 154 601)   (3 359 960)   (3 417 709)
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                         390 974     431 723     619 424         540 295       647 650       673 828       700 146
Compensation of employees                251 553     314 994     317 313         363 625       455 394       497 038       528 749
Goods and services                       100 255     110 020     230 359         176 670       192 256       176 790       171 397
of which:
Communication                              4 611       4 729       2 793           3 221         3 382         3 551         3 729
Consultants, contractors and special      18 345       11934       7 913           4 862         6 401         6 721         7 057
services
Inventory                                 22 162      17 405      20 803          26 413        27 734        41 621        43 702
Maintenance repair and running cost        8 600          --      67 923          20 000        24 929        26 125        27 331
Operating leases                           6 729       7 684       8 857          47 292        13 282        14 252        15 285
Travel and subsistence                    18 804      18 738      23 719          17 152        24 644        25 876        27 170
Interest and rent on land                  5 164       4 531          --              --            --            --            --
Financial transactions in assets and      34 002       2 178      71 752              --            --            --            --
liabilities
TRANSFERS AND SUBSIDIES                  476 672     522 748     678 276         643 480     1 160 607     1 292 774     1 387 529
Provinces and municipalities             476 666     522 748     676 530         643 122       710 343       836 570       889 325
Departmental agencies and accounts            --          --          --              --       450 000       456 000       498 000
Public corporations and private               --          --           4              --           204           204           204
enterprises
Households                                     6          --       1 742             358            60            --            --
PAYMENTS FOR CAPITAL ASSETS              181 671     326 081     310 960         484 418       560 767       795 478     1 007 536
Buildings and other fixed structures     165 288     326 054     292 919         469 287       545 797       781 050       993 100
Machinery and equipment                   12 937          --      18 039          15 054        14 970        14 428        14 436
Software and other intangible assets          --          --           2              77            --            --            --
Land and subsoil assets                    3 446          27          --              --            --            --            --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  1 049 317   1 280 552   1 608 660       1 668 193     2 369 024     2 762 080     3 095 211
==================================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------------
MUNICIPALITIES                           476 666     522 748     676 530         643 122      710 343        836 570       889 325
CURRENT
Rates on State Properties                476 343     522 748     675 615         642 230      710 131        836 570       889 325
Regional Services Council                    323          --         915             892          212             --            --
levies
PUBLIC ENTITIES                               --          --          --              --      450 000        456 000       498 000
CURRENT
Property Management Trading Entity            --          --          --              --      450 000        456 000       498 000
----------------------------------------------------------------------------------------------------------------------------------

                                                                              91

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure grew rapidly between 2002/03 and 2008/09 from R1,1 billion to R3,1 billion respectively, at an average annual rate of 17,1 per cent. The 25,6 per cent increase in 2004/05 is attributable to additional funds earmarked for reducing the backlog on municipal rates and services. This was a one-off allocation, so it is not carried through to 2005/06, which has a low increase of
3,7 per cent.

The special allocation under the new Augmentation of the Property Management
Trading Entity subprogramme is for the trading entity activities. Additional funding for the Re Kgabisa Tshwane programme and ports of entry resulted in a 42 per cent increase in 2006/07, taking expenditure to R2,4 billion. The rise in capital works spending, evident in the additional amounts of R130 million, R200 million and R350 million for each of the MTEF years, is for funding the Re
Kgabisa Tshwane programme and to upgrade ports of entry.

The devolution process impacts on the administration arrangements of the department and its regional offices, and the department is in the process of defining the administrative expenditure of this programme accordingly.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

A framework within which the standard of accommodation can be improved affordably has been developed.

Achievements relating to clients are: the completion of 9 police stations in prioritised areas, the refurbishment and construction of 9 magistrate's courts in various centres, the implementation of the repair and maintenance programme on 12 proclaimed fishing harbours, and the construction of chanceries in the
Democratic Republic of Congo and Germany.

Other achievements are the construction of refugee reception offices in Cape
Town, Durban and Port Elizabeth.

SELECTED MEDIUM-TERM OUTPUT TARGETS

PROVISION OF LAND AND ACCOMMODATION

MEASURABLE OBJECTIVE: Accommodate all national departments and their agencies in suitable facilities, and facilitate payment of property rates and services to municipalities on their behalf.

-------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                                      MEASURE/INDICATOR                         TARGET
-------------------------------------------------------------------------------------------------------------------------

Capital Works      Accommodation according to clients' needs   Percentage of projects completed          100%
(Public Works)                                                 as per programme agreed with              projects
                                                               clients                                   completed
-------------------------------------------------------------------------------------------------------------------------
Property           Procurement of leased accommodation for     Percentage requests for leased            100% of requests
Management         client departments and institutions         accommodation within budget attended to   attended to

                   Well maintained buildings                   Percentage compliance of leased           100% leased
                                                               buildings with Occupational Health and    buildings comply
                                                               Safety Act (1993)
-------------------------------------------------------------------------------------------------------------------------
Asset Management   Strategic management of immovable           Percentage of completed asset             75% by March 2008
                   property                                    management plans, aligned to clients'     By March 2007
                                                               service delivery plans

                   Development of property performance         Performance standards document
                   standards                                   completed
-------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: NATIONAL PUBLIC WORKS PROGRAMME

The main objective of the National Public Works Programme programme is to promote growth and transformation in the construction and property industries and co-ordinate the national implementation of the expanded public works programme.

92

                                                            Vote 6: Public Works

Apart from Administration going forward, there are three subprogrammes:

o    Construction Industry Development Programme creates an enabling environment for transforming, reconstructing and developing the construction industry.

o    Expanded Public Works Programme co-ordinates the use of government expenditure to create additional employment opportunities by introducing labour-intensive delivery methods for needed services.

o    Property Industry Development Programme provides leadership and guidance on the property industry, and sets best practices on compiling and maintaining immovable assets registers and administering rights over state and private land.

EXPENDITURE ESTIMATES

TABLE 6.5 NATIONAL PUBLIC WORKS PROGRAMME

SUBPROGRAMME                                                           ADJUSTED
                                          AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                    ------------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

Construction Industry Development    31 448    32 942    72 350          34 295       55 943    58 014    61 659
Programme
Community-based Public Works        275 001   277 702        --              --           --        --        --
Programme
Expanded Public Works                    --        --    24 525          51 781       33 240    36 742    41 568
Programme
Property Industry Development            --        --        --          10 200        8 858     9 029     9 215
Programme
Administration                           --        --        --          25 115          767       820       879
------------------------------------------------------------------------------------------------------------------
TOTAL                               306 449   310 644    96 875         121 391       98 808   104 605   113 321
==================================================================================================================
Change to 2005 Budget estimate                                           38 781       13 179    14 745    17 724
------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                     30 865    25 721    68 618          86 579       50 637    54 464    64 164
Compensation of employees             7 449     8 700    14 603          19 639       18 651    19 583    20 832
Goods and services                   23 387    16 997    54 015          66 940       31 986    34 881    43 332
of which:
Consultants, contractors and         13 542     9 149    40 908          53 522       24 240    26 757    31 900
special services
Travel and subsistence                1 978     1 827     3 517           2 948        3 000     3 100     3 413
Financial transactions in assets         29        24        --              --           --        --        --
and liabilities
TRANSFERS AND SUBSIDIES             275 024   284 474    28 179          34 382       48 021    49 891    48 891
Provinces and municipalities        259 843   262 387        45              57            9        --        --
Departmental agencies and            15 181    22 087    28 036          34 325       48 012    49 891    48 891
accounts
Households                               --        --        98              --           --        --        --
PAYMENTS FOR CAPITAL ASSETS             560       449        78             430          150       250       266
Machinery and equipment                 560       449        78             430          150       250       266
------------------------------------------------------------------------------------------------------------------
TOTAL                               306 449   310 644    96 875         121 391       98 808   104 605   113 321
==================================================================================================================

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES
------------------------------------------------------------------------------------------------------------------
MUNICIPALITIES CAPITAL              259 820   262 357        --              --           --        --        --
Community-based Public Works        259 820   262 357        --              --           --        --        --
Programme
PUBLIC ENTITIES
CURRENT                              15 181    22 087    28 036          34 325       48 012    49 891    48 891
Construction Industry Development    13 181    20 087    25 036          31 325       40 012    39 891    36 891
Board
Council for the Built Environment     2 000     2 000     3 000           3 000        8 000    10 000    12 000
------------------------------------------------------------------------------------------------------------------

                                                                              93

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Between 2002/03 and 2005/06 expenditure follows an uneven trend, which results in negative growth rates. The Community-based Public Works Programme subprogramme was devolved to municipalities at the end of 2003/04, which explains the large reduction in expenditure from 2004/05.

Over the 2006 MTEF, the budget increases from R98,8 million to R113,3 million between 2006/07 and 2008/09 respectively, which includes additional funds for the Expanded Public Works Programme subprogramme as well as increased transfers to the Construction Industry Development Board and the Council for the Built
Environment under the Construction Industry Development Programme subprogramme.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Charters for both the construction sector and the property industry were launched.

The contractor incubator programme was launched, and 81 contractor companies have been accepted onto it, of which 32 per cent are companies owned by women.

The expanded public works programme was successfully launched in all nine provinces by September 2004. In its first year of implementation 223 410 gross work opportunities were created from approximately 3 400 projects. This translates into 174 845 net work opportunities, namely the number of additional jobs that were created through the use of labour-intensive methods. Of the individuals who benefited, 38 per cent were women, 41 per cent were youth and
0,5 per cent were people with disabilities. Overall, R3,2 billion was spent on implementing projects, with more than R823 million on wages.

SELECTED MEDIUM-TERM OUTPUT TARGETS

NATIONAL PUBLIC WORKS PROGRAMME

MEASURABLE OBJECTIVE: Regulate the built environment, transform the construction and property industries, and co-ordinate the expanded public works programme across all spheres of government.

-------------------------------------------------------------------------------------------------------
SUBPROGRAMME            OUTPUT                     MEASURE/INDICATOR            TARGET
-------------------------------------------------------------------------------------------------------

Construction Industry   Construction industry      Charter gazetted             By December 2006
Development Programme   transformation charter

                        Contractors who graduate
                        as sustainable                                          At least 50 contractors
                        contractors and exit the   Number of contractors who    by December 2008
                        contractor incubator       graduate
                        programme
-------------------------------------------------------------------------------------------------------
Expanded Public Works   Short-term jobs            Number of temporary jobs     270 000 temporary jobs
Programme                                          created                      for 2006/07
                                                                                (1 million temporary
                                                                                jobs over 5 years from
                                                                                2004/05)

                        Access to training         Percentage of expanded
                                                   public works programme       100% of expanded public
                                                   workers accessing training   works programme workers
-------------------------------------------------------------------------------------------------------
Property Industry       Legislation and            Promulgation of the          By end 2006
Development Programme   regulations to govern      Government Immovable
                        immovable asset            Asset Management Act and
                        management in government   regulations
-------------------------------------------------------------------------------------------------------

PROGRAMME 4: AUXILIARY AND ASSOCIATED SERVICES

The main objective of the Auxiliary and Associated Services programme is to fund various auxiliary and associated services.

There are five main subprogrammes:

94

                                                            Vote 6: Public Works

o    Compensation for Losses provides compensation for losses incurred in the state housing guarantee scheme when public servants fail to fulfil their obligations.

o    Assistance to Organisations for Preservation of National Memorials provides funding to the Commonwealth War Graves Commission and to the UN for
     maintaining national memorials.

o    Parliamentary Villages Management Board provides financial assistance to the board.

o    State Functions provides for the acquisition of logistical facilities for state functions.

o    Sector Education and Training Authority contributes to the Construction
     Sector and Education and Training Authority (CETA).

EXPENDITURE ESTIMATES

TABLE 6.6 AUXILIARY AND ASSOCIATED SERVICES

SUBPROGRAMME                                                          ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

Compensation for Losses              2 057     1 435     1 266           1 423        1 565     1 643     1 748
Distress Relief                         --        --        --               1            1         1         1
Loskop Settlement                       --        --        --               1            1         1         1
Assistance to Organisations for     11 314     9 279    14 282          12 651       13 916    14 612    15 545
Preservation of National Memorials
Parliamentary Villages               1 689     1 734     1 828           1 516        1 667     1 750     1 862
Management Board
State Functions                        150       348    24 446              90           90        95       101
SETA                                    --       721        --           1 725        1 898     1 993     2 120
-----------------------------------------------------------------------------------------------------------------
TOTAL                               15 210    13 517    41 822          17 407       19 138    20 095    21 378
=================================================================================================================
Change to 2005 Budget estimate                                           (689)        (757)     (795)     (846)
-----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                     2 207     1 783    25 712           1 514        1 656     1 739     1 850
Goods and services                   2 207     1 783    25 712           1 514        1 656     1 739     1 850
TRANSFERS AND SUBSIDIES             13 003    11 734    16 110          15 893       17 482    18 356    19 528
Departmental agencies                1 689     2 455     1 828           3 241        3 565     3 743     3 982
and accounts
Foreign governments and             11 314     9 279    14 282          12 651       13 916    14 612    15 545
international organisations
Households                              --        --        --               1            1         1         1
-----------------------------------------------------------------------------------------------------------------
TOTAL                               15 210    13 517    41 822          17 407       19 138    20 095    21 378
=================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
-----------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                              1 689     2 455     1 828           3 241        3 565     3 743     3 982
Construction Education                  --       721        --           1 725        1 898     1 993     2 120
and Training Authority
Parliamentary Villages               1 689     1 734     1 828           1 516        1 667     1 750     1 862
Management Board
FOREIGN GOVERNMENTS AND INTERNATIONAL ORGANISATIONS
CURRENT                             11 314     9 279    14 282          12 651       13 916    14 612    15 545
Commonwealth War Graves             11 314     9 279    14 282          12 651       13 916    14 612    15 545
Commission
-----------------------------------------------------------------------------------------------------------------
TOTAL                               13 003    11 734    16 110          15 893       17 482    18 356    19 528
=================================================================================================================

EXPENDITURE TRENDS

Expenditure trends were unsteady between 2002/03 and 2005/06. In 2003/04 there was a substantial drop of 11 per cent due to an improvement in the exchange rate
(contributions to foreign organisations are done in foreign currencies). The sudden sharp increase (209,4 per cent) in

                                                                              95

2006 Estimates of National Expenditure

2004/05 was because of state functions, such as the presidential inauguration ceremony and 10 Years of Freedom celebrations.

Expenditure is expected to resume a steady growth rate over the 2006 MTEF, increasing from R17,4 million in 2005/06 to R21,4 million in 2008/09, an average annual increase of 7,1 per cent.

TRADING ENTITIES

PROPERTY MANAGEMENT TRADING ENTITY

As part of the devolution of accommodation-related budget to client departments, the Department of Public Works will establish a trading entity in April 2006.
The devolution will be accounted for in the books of the trading entity. The service delivery improvement programme will also be implemented under the auspices of the trading entity. The trading entity will be a focused functional entity of the department, maintaining its own set of financial records, which will be consolidated with the department's. The department's accounts and other departments' accounts will change to reflect the new arrangement for accommodation costs. To provide consistent time series data, the associated historical data will be adjusted to present a full set of financial data for the seven years of the MTEF. The budgets will be devolved to national departments as follows:

o    Maintenance and municipal rates charges - These will be included on departmental budgets as accommodation charges and will be paid to the trading entity in lieu of the benefit derived for using state facilities.

o    Leases - Although funds for lease commitments with private sector parties will be devolved, the function for procuring leases will remain with the
     Department of Public Works. This means that departments will be responsible only for paying monthly rentals and the Department of Public Works will continue managing the lease agreements on behalf of the departments.

o    Municipal service charges - Both the funds for paying municipal service charges and the related function will be devolved to departments. The trading entity will charge a fee for acting as an administering agent, if departments choose to use this service.

TABLE 6.7 PROPERTY MANAGEMENT TRADING ENTITY

                                                        OUTCOME                                      MEDIUM-TERM ESTIMATE
                                              ---------------------------------               ---------------------------------
                                                AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                                    OUTCOME
                                              ---------------------------------------------------------------------------------
R thousand                                      2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

RECEIPTS
SALES OF GOODS AND SERVICES PRODUCED BY       2 620 369   2 837 317   3 265 757   3 506 967   4 035 459   4 497 453   4 813 664
ACCOUNT                                         836 855     878 136   1 104 180   1 170 080   1 434 343   1 681 047   1 795 891
Accommodation charges
Operating leases                                892 707   1 019 462   1 175 061   1 272 161   1 353 631   1 462 558   1 578 679
Municipal Services                              848 389     894 970     939 539   1 014 025   1 187 486   1 288 847   1 371 094
Municipal management fees                        42 419      44 749      46 977      50 701      60 000      65 000      68 000
TRANSFERS RECEIVED                                   --          --          --          --     450 000     456 000     498 000
-------------------------------------------------------------------------------------------------------------------------------
TOTAL RECEIPTS                                2 620 369   2 837 317   3 265 757   3 506 967   4 485 459   4 953 453   5 311 664
===============================================================================================================================
PAYMENTS
PAYMENTS BY ACTIVITY                          2 620 369   2 837 317   3 265 757   3 506 967   4 485 459   4 953 453   5 311 664
Office Accommodation, Official Quarters and     892 707   1 019 462   1 175 061   1 272 161   1 353 631   1 462 558   1 578 679
Unimproved Property
Maintenance, Repair and Renovation of           580 362     596 656     740 039     838 769   1 494 272   1 677 356   1 804 254
Buildings
Municipal Services                              890 808     939 719     986 516   1 064 726   1 247 486   1 353 847   1 439 094
Rates on State Properties                       256 493     281 480     364 141     331 311     390 070     459 691     489 637
-------------------------------------------------------------------------------------------------------------------------------
TOTAL PAYMENTS                                2 620 369   2 837 317   3 265 757   3 506 967   4 485 459   4 953 453   5 311 664
===============================================================================================================================
SURPLUS /(DEFICIT)                                   --          --          --          --          --          --          --
===============================================================================================================================

96

                                                            Vote 6: Public Works

TABLE 6.7 PROPERTY MANAGEMENT TRADING ENTITY (CONTINUED)

                                            OUTCOME                                   MEDIUM-TERM ESTIMATE
                               ---------------------------------               ---------------------------------
                                 AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                    OUTCOME
                               ---------------------------------------------------------------------------------
R thousand                       2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION OF
PAYMENTS
CURRENT PAYMENTS               2 015 660   2 197 843   2 457 593   2 672 986   2 953 117   3 186 005   3 405 853
Compensation of employees             --          --          --          --          --          --         --
Goods and services             2 015 660   2 197 843   2 457 593   2 672 986   2 953 117   3 186 005   3 405 853
of which:
Maintenance repair and           232 145     238 662     296 016     336 100     352 000     369 600     388 080
running cost
Operating leases                 892 707   1 019 462   1 175 061   1 272 159   1 353 631   1 462 558   1 578 679
Municipal services               890 808     939 719     986 516   1 064 726   1 247 486   1 353 847   1 439 094
TRANSFERS AND SUBSIDIES TO       256 493     281 480     364 141     331 312     390 070     459 691     489 637
Provinces and municipalities     256 493     281 480     364 141     331 312     390 070     459 691     489 637
PAYMENTS FOR CAPITAL ASSETS      348 216     357 994     444 022     502 669   1 142 272   1 307 756   1 416 174
Buildings and other              348 216     357 994     444 022     502 669   1 142 272   1 307 756   1 416 174
fixed structures
----------------------------------------------------------------------------------------------------------------
TOTAL PAYMENTS                 2 620 369   2 837 317   3 265 757   3 506 967   4 485 459   4 953 453   5 311 664
================================================================================================================

Data provided by the Department of Public Works

PUBLIC ENTITIES REPORTING TO THE MINISTER

CONSTRUCTION INDUSTRY DEVELOPMENT BOARD

The Construction Industry Development Board (CIDB) was established by the
Construction Industry Development Board Act (2000) as a statutory body (schedule
3A public entity) to provide leadership to stakeholders and stimulate sustainable growth, reform and improvements in the construction sector, and to improve its role in the economy. The board, which is responsible to the Minister of Public Works, comprises private and public sector individuals appointed by the minister on the basis of their knowledge and expertise.

Aligned with government's supply chain management reform, the CIBD has developed and rolled out the standard for uniformity in construction procurement. In partnership with National Treasury and the Department of Public Works, the
infrastructure delivery management system toolkit has moved into implementation in selected departments across the nine provinces. CIDB best practice guidelines have been widely disseminated, including guidelines on labour-based construction to support job creation and on the expanded public works programme.

Revenue for the CIDB comes mainly from transfers (about 89 per cent in 2006/07), which rise until 2006/07, after which they decline. Any shortfall in revenue will be made up from contributions from users of the expanding services of the
CIDB. Excluding depreciation (non-cash charge), the CIDB expects to run a balanced budget over the 2006 MTEF period.

The CIDB's strategy is to optimise the contribution of the construction industry to meeting the national demand for construction, promote national social and economic development objectives, industry performance and competitiveness, and improve value to clients. The board contributes to developing the construction industry by addressing the role and the contribution of all who add value to the construction delivery process, including: public and private sector clients and investors; built environment professionals; constructors, materials manufacturers and suppliers; training institutions, regulatory bodies; and
research institutions. The CIDB will foster the active contribution of stakeholders and will promote development through partnership.

                                                                              97

2006 Estimates of National Expenditure

TABLE 6.8 FINANCIAL SUMMARY FOR THE CONSTRUCTION INDUSTRY DEVELOPMENT BOARD
(CIDB)

                                               OUTCOME                             MEDIUM-TERM ESTIMATE
                                     ---------------------------               ---------------------------
                                     AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                    OUTCOME
                                     ---------------------------------------------------------------------
R thousand                           2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                          498       320     1 373       4 800     4 800     7 300     7 762
TRANSFERS RECEIVED                    13 181    20 087    25 036      33 511    40 012    39 891    36 891
----------------------------------------------------------------------------------------------------------
TOTAL REVENUE                         13 679    20 407    26 409      38 311    44 812    47 191    44 653
==========================================================================================================
EXPENSES
CURRENT EXPENSE                       11 143    19 939    26 084      38 594    45 106    47 960    44 178
Compensation of employees              3 056     5 539     7 311       9 819    12 866    13 637    14 456
Goods and services                     7 512    13 263    17 458      27 572    31 340    33 023    28 372
Depreciation                             575     1 137     1 315       1 203       900     1 300     1 350
TRANSFERS AND SUBSIDIES                   39       121       165         180       191       202       214
----------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                        11 182    20 060    26 249      38 774    45 297    48 162    44 392
==========================================================================================================
SURPLUS / (DEFICIT)                    2 497       347       160       (463)     (485)     (971)       261
==========================================================================================================

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------------
Carrying value of assets               2 852     2 715     3 022       3 028     3 228     3 094     2 980
Inventory                                 52        --        --          --        --        --        --
Receivables and prepayments            2 715     3 259     3 253       1 822     1 187       800     1 050
Cash and cash equivalents                484       833     3 669       2 079     2 197     1 430     1 305
----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           6 103     6 807     9 944       6 929     6 612     5 324     5 335
==========================================================================================================
Capital and reserves                   4 934     5 281     5 441       4 978     4 493     3 522     3 783
Trade and other payables                 935       980     3 797       1 200     1 368     1 100       832
Provisions                               234       546       706         751       751       702       720
----------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES           6 103     6 807     9 944       6 929     6 612     5 324     5 335
==========================================================================================================

Data provided by the Construction Industry Development Board

COUNCIL FOR THE BUILT ENVIRONMENT

The Council for the Built Environment was established by the Council for the
Built Environment Act (2000). The council's main objective is to implement government's strategy for transforming the built environment professions by:
promoting appropriate standards of health, safety and environmental protection;
promoting sound governance in the built environment; and promoting human resources development. Board members were appointed by the Minister of Public
Works in March 2002, and the council began its operations in September 2002.

The council has a relatively small budget of R4,2 million in 2005/06. However, annual expenditure is expected to more than double over the 2006 MTEF, as capacity is expanded to meet the council's mandate. During 2005/06, 65 per cent of the council's funds comprised a transfer from the Department of Public Works, while the balance was received from professional groupings registered with the council. Total expenditure for 2006/07 is estimated at R11,3 million, which is mostly covered by government transfers. Additional funding from external sources may be required if the planned expanded capacity materialises.

By the end of 2005/06, the council had five staff members. The immediate challenge is to strengthen capacity to deliver key outputs.

98

                                                            Vote 6: Public Works

ANNEXURE

VOTE 6: PUBLIC WORKS

Table 6.A: Summary of expenditure trends and estimates per programme and economic classification

Table 6.B: Summary of personnel numbers and compensation of employees per programme

Table 6.C: Summary of expenditure on training per programme

Table 6.D: Summary of conditional grants to provinces and local government
           (municipalities)

Table 6.E: Summary of official development assistance expenditure

Table 6.F: Summary of expenditure on infrastructure

Table 6.G: Summary of departmental public-private partnership projects

                                                                              99

2006 Estimates of National Expenditure

TABLE 6.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC
CLASSIFICATION

PROGRAMME                               APPROPRIATION        AUDITED               APPROPRIATION                REVISED
                                       MAIN     ADJUSTED     OUTCOME      MAIN       ADDITIONAL     ADJUSTED    ESTIMATE
                                   -------------------------------------------------------------------------------------
R thousand                                2004/05            2004/05                  2005/06                    2005/06
------------------------------------------------------------------------------------------------------------------------

1. Administration                    240 583     480 323     497 052     272 691         279 189     551 880     592 086
2. Provision of Land and           4 493 251   1 886 992   1 608 660   5 181 343          (3 513   1 668 193   1 417 986
   Accommodation                                                                            150)
3. National Public Works              68 970      68 970      96 875      82 610          38 781     121 391     121 391
   Programme
4. Auxiliary and Associated           17 119      17 119      41 822      17 407              --      17 407      17 407
   Services
-------------------------------------------------------------------------------------------------------------------------
TOTAL                              4 819 923   2 453 404   2 244 409   5 554 051     (3 195 180)   2 358 871   2 148 870
========================================================================================================================

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   3 300 813   1 235 637   1 185 928   3 501 328     (2 378 718)   1 122 610   1 120 273
Compensation of employees            619 840     464 844     450 944     626 134        (86 579)     539 555     539 555
Goods and services                 2 676 171     765 991     663 232   2 870 151     (2 287 096)     583 055     571 630
Interest and rent on land              4 802       4 802          --       5 043         (5 043)          --       9 088
Financial transactions in assets          --          --      71 752          --              --          --          --
and liabilities
TRANSFERS AND SUBSIDIES              844 434     812 786     723 034     998 405       (304 161)     694 244     696 116
Provinces and municipalities         801 012     769 364     676 923     947 867       (304 309)     643 558     643 558
Departmental agencies and             31 136      31 136      29 864      37 536              30      37 566      37 566
accounts
Public corporations and private           --          --          47          --              50          50          50
enterprises
Foreign governments and               11 935      11 935      14 282      12 651              --      12 651      12 651
international organisations
Households                               351         351       1 918         351              68         419       2 291
PAYMENTS FOR CAPITAL ASSETS          674 676     404 979     335 447   1 054 318       (512 301)     542 017     332 481
Buildings and other fixed            632 636     362 289     292 919   1 011 494       (542 207)     469 287     259 287
structures
Machinery and equipment               42 015      42 665      42 504      42 799          29 854      72 653      72 653
Software and intangible assets            --          --          24          --              77          77         541
Land and subsoil assets                   25          25          --          25            (25)          --          --
------------------------------------------------------------------------------------------------------------------------
TOTAL                              4 819 923   2 453 402   2 244 409   5 554 051     (3 195 180)   2 358 871   2 148 870
========================================================================================================================

TABLE 6.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                      ADJUSTED
                                            AUDITED OUTCOME      APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                   -------------------------------------------------------------------------------
                                   2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)          363 802   391 225   450 947         626 134      655 829   708 544   753 749
Unit cost (R thousand)                  80        88        97             105          110       119       126
Compensation as % of total          100.0%    100.0%    100.0%          100.0%       100.0%    100.0%    100.0%
Personnel numbers (head count)       4 573     4 470     4 671           5 969        5 969     5 969     5 969
------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)          363 802   391 225   450 947         626 134      655 829   708 544   753 749
UNIT COST (R THOUSAND)                  80        88        97             105          110       119       126
PERSONNEL NUMBERS                    4 573     4 470     4 671           5 969        5 969     5 969     5 969
(HEAD COUNT)
------------------------------------------------------------------------------------------------------------------

100

                                                            Vote 6: Public Works

TABLE 6.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                    ADJUSTED
                                        AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
----------------------------------------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)           4 697     4 644    12 288           6 738       18 000    22 000    25 000
Number of employees                  939       919     2 457           1 339        3 600      4400     5 000
trained (head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)           2 282     2 402     2 163           1 227        3 000     4 500     6 500
----------------------------------------------------------------------------------------------------------------
TOTAL                              6 979     7 046    14 451           7 965       21 000    26 500    31 500

NUMBER OF EMPLOYEES                1 396     1 399     2 890           1 584        4 200     5 300      6300
================================================================================================================

TABLE 6.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT
(MUNICIPALITIES)(1)

                                                                            ADJUSTED
                                               AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                         ------------------------------------------------------------------------------
R thousand                               2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO LOCAL GOVERNMENT
(MUNICIPALITIES)
3. NATIONAL PUBLIC WORKS PROGRAMME
Community- based Public Works            259 820   262 357        --          --               --        --        --
Programme
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                    259 820   262 357        --          --               --        --        --
=======================================================================================================================

1.   Detail provided in the Division of Revenue Act (2006).

TABLE 6.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR            PROJECT     CASH/                                      ADJUSTED
                             KIND          AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                     ------------------------------------------------------------------------------
R thousand                           2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------------

FOREIGN      Institutional   Cash      1 423     4 122       338              --           --        --        --
European     strengthening
Union
-------------------------------------------------------------------------------------------------------------------
TOTAL                                  1 423     4 122       338              --           --        --        --
===================================================================================================================

TABLE 6.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

DESCRIPTION                                 SERVICE DELIVERY OUTPUTS
                                                                             ADJUSTED
                                                AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ------------------------------------------------------------------------------
R thousand                                2002/03   2003/04   2004/05         2005/06     2006/07   2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------

Cape Town Parliamentary Precinct               --        --        --           5 500      59 229    79 201      79 160
OTHER LARGE INFRASTRUCTURE PROJECTS (OVER R20 MILLION)
Upgrading of infrastructure                    --        --        --          15 800      43 523   160 064     105 234
Upgrading of civil infrastructure and          --        --        --          10 000      62 035    18 470       8 479
electrical installations
Construction of accommodation                  --        --        --           1 500      24 004    39 432      19 354
Complete refurbishment                         --        --        --              --       6 337    78 213     121 548
Purchase of property                           --        --        --          24 000      29 000        --          --
Upgrading of engineering service               --        --        --           2 740       8 137    10 600       1 524
and sinkhole repairs
Dolomite risk management                       --     6 785     7 041          10 439       5 192     1 367          --
Installation of security access                --     3 571     3 841           8 029       6 128        --          --
control
Security measures                              --     2 109     2 181             200         222        --          --
Construction of retractable roof               --        --        --              --          --        --      14 852
Construction of Building                       --        --        --           5 103      12 319    32 191      31 092

                                                                             101

2006 Estimates of National Expenditure

TABLE 6.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE (CONTINUES)

DESCRIPTION                                 SERVICE DELIVERY OUTPUTS
                                                                             ADJUSTED
                                                AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ------------------------------------------------------------------------------
R thousand                                2002/03   2003/04   2004/05         2005/06     2006/07   2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------

Development for a National                     --        --        --          36 000      73 300   116 500     167 540
Government precinct
Border control projects                        --        --        --          54 200      68 232    23 573     205 010
Dolomite risk management                       --        --        --          37 540      35 205   131 409     150 885
Prestige projects                          45 248   106 028   132 968         128 571      79 882    42 536      14 826
Rehabilitation of various centres          65 112   152 576   138 395          38 058      23 724    21 202      25 767
Maintenance and repair on                  44 667    45 763    58 423          61 485       3 206    15 262      19 256
prestige accomodation
Maintenance and repair on various              --        --        --              --      16 622    44 530      39 973
buildings
------------------------------------------------------------------------------------------------------------------------
TOTAL                                     155 027   316 832   342 849         439 165     556 297   814 550   1 004 500
========================================================================================================================

TABLE 6.G SUMMARY OF DEPARTMENTAL PUBLIC-PRIVATE PARTNERSHIP PROJECTS

                                                                 BUDGET
                                                    TOTAL   EXPENDITURE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                                  COST OF   ----------------------------------------------
R thousand                                        PROJECT       2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------

PROJECTS IN PREPARATION, REGISTERED IN TERMS OF    15 771         1 700           --        --       --
TREASURY REGULATION 16(1)
Advisory fees                                      15 771         1 700           --        --       --

----------------------------------------------------------------------------------------------------------
TOTAL                                              15 771         1 700           --        --       --
==========================================================================================================

1.   Only projects that have received Treasury Approval: 1

102

                                                                          VOTE 7

GOVERNMENT COMMUNICATION AND INFORMATION SYSTEM

                                       2006/07        2007/08   2008/09
R THOUSAND                       TO BE APPROPRIATED
-----------------------------------------------------------------------
MTEF ALLOCATIONS                       288 037        319 456   345 893
   OF WHICH:
   Current payments                    192 937        210 159   221 396
   Transfers and subsidies              93 083        107 087   122 180
   Payments for capital assets           2 017          2 210     2 317
-----------------------------------------------------------------------
STATUTORY AMOUNTS                           --             --        --
-----------------------------------------------------------------------
Executive authority   Minister in The Presidency
Accounting officer    Chief Executive Officer Government Communication
                      and Information System
-----------------------------------------------------------------------

AIM

The aim of the Government Communication and Information System (GCIS) is to
provide a comprehensive communication service on behalf of government to facilitate the involvement of the majority of South Africans in governance, reconstruction and development, nation building and reconciliation.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

The Administration programme provides overall management of the department.

PROGRAMME 2: POLICY AND RESEARCH

Conduct communication research to provide communication advice on governance, and monitor the development and implementation of government programmes from a communication perspective.

PROGRAMME 3: GOVERNMENT AND MEDIA LIAISON

Co-ordinate effective, integrated and comprehensive communication and media liaison services across government.

PROGRAMME 4: PROVINCIAL AND LOCAL LIAISON

Support development communication and extend government's information infrastructure through partnerships with provincial and local government.
Facilitate the establishment of multipurpose community centres to make services and information more accessible to the public, particularly the disadvantaged.

PROGRAMME 5: COMMUNICATION SERVICE AGENCY

Provide core communication services to GCIS and other government departments, both in-house and through outsourcing.

                                                                             105

2006 Estimates of National Expenditure

PROGRAMME 6: INTERNATIONAL MARKETING AND MEDIA DEVELOPMENT

Market South Africa internationally and promote local media development and diversity.

PROGRAMME 7: GOVERNMENT PUBLICATION

Create a communications vehicle that provides citizens with information on economic and other opportunities and how these can be accessed.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS FOR 2002/03 - 2008/09

GCIS is responsible for government's communication system, which ensures that the public is informed about what government does. GCIS also ensures that South
Africa is marketed abroad through the International Marketing Council (IMC), and promotes the development of media diversity through support for the Media
Development and Diversity Agency (MDDA).

Its strategic objectives include:

Professionalising government communicators

GCIS has continued to strengthen and professionalise government communicators through a joint initiative with Unilever, the Nelson Mandela-Rhodes Foundation, and the School of Public and Development Management at the University of the
Witwatersrand.

Prioritising development communication and direct dialogue

In promoting direct dialogue, GCIS has co-ordinated the izimbizo programmes for the president and deputy president, as well as the national izimbizo focus weeks, which include political principals from all three spheres of government engaging directly with the public about government's programme of action.

More information has been disseminated through the increased number of government information centres and multipurpose community centres.

A new government magazine, Vuk'uzenzele, provides citizens with information on economic and other opportunities and how these can be accessed. Initially under the Communication Service Agency programme, a new programme, Government
Publication, has been created, partly because the purpose and measurable objectives of the Communication Service Agency programme are not aligned with those of the magazine, and partly because it can be better managed in a separate programme. This also allows for establishing a trading account for the revenue generated through advertising, running a separate bank account and publishing a set of financial statements.

Democratising the communication environment

The Media Development and Diversity Agency provides support primarily to community media projects and small commercial media projects. It continues to expand its activities to meet its mandate, as defined by the MDDA Act (2002). In its first two years, it funded 74 media development projects.

Marketing South Africa locally and abroad

The International Marketing Council has developed a marketing brand with the pay-off line Alive with Possibility. Using Brand SA, it has marketed South
Africa, locally and abroad, for tourism and investment and as a place to live.

                         Vote 7: Government Communication and Information System

EXPENDITURE ESTIMATES

TABLE 7.1 GOVERNMENT COMMUNICATION AND INFORMATION SYSTEM

PROGRAMME                                                           ADJUSTED    REVISED
                                       AUDITED OUTCOME         APPROPRIATION   ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 -----------------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05            2005/06              2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

1. Administration                 41 258    44 839    48 396          65 936     65 936       66 197    71 253    75 054
2. Policy and                      7 106     9 511     9 488          10 376     10 376       11 649    12 568    13 181
   Research
3. Government and                 11 104    12 866    13 582          15 911     15 911       18 170    19 405    20 360
   Media Liaison
4. Provincial and                 22 376    25 939    30 002          36 681     36 681       41 245    41 946    44 012
   Local Liaison
5. Communication                  23 689    23 148    36 909          30 103     30 103       36 026    39 349    41 116
   Service Agency
6. International                  52 998    69 686    72 914          76 269     76 269       93 045   107 087   122 180
   Marketing and
   Media Development
7. Government                         --        --        --          23 000     17 300       21 705    27 848    29 990
   Publication
--------------------------------------------------------------------------------------------------------------------------
TOTAL                            158 531   185 989   211 291         258 276    252 576      288 037   319 456   345 893
==========================================================================================================================
change to 2005 budget estimate                                         9 146      3 446       36 984    57 775    70 604
--------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 145 380   108 003   131 558         176 386    170 686      192 937   210 159   221 396
Compensation of                   48 541    55 239    63 062          81 474     81 474       81 966    86 310    90 626
employees
Goods and services                96 434    52 649    68 280          94 912     89 212      110 971   123 849   130 770
of which:
Communication                      3 237     3 616     5 536           7 824      7 824       14 597    11 876    11 646
Computer Services                  2 202     2 754     3 978           6 221      6 221        6 782     7 444     7 801
Consultants,                       6 179     7 497     7 945          18 512     12 812       20 942    23 159    24 838
contractors and
special services
Inventory                          9 221     8 770    15 629          23 261     23 261       24 733    31 073    32 796
Maintenance repair                    --        --       580             251        251          274       301       315
and running cost
Operating leases                   6 485     7 369     9 946          10 894     10 894       11 689    12 830    13 446
Travel and                         4 855     5 879     8 069           8 766      8 766       11 685    12 826    13 442
subsistence
Financial transactions               405       115       216              --         --           --        --        --
in assets and
liabilities
TRANSFERS AND                      3 151    69 817    73 119          76 539     76 539       93 083   107 087   122 180
SUBSIDIES
Provinces and                        151       131       192             223        223           38        --        --
municipalities
Departmental                       3 000    69 686    72 914          76 269     76 269       93 045   107 087   122 180
agencies and
accounts
Households                            --        --        13              47         47           --        --        --
PAYMENTS FOR CAPITAL              10 000     8 169     6 614           5 351      5 351        2 017     2 210     2 317
ASSETS
Machinery and                     10 000     8 169     6 262           4 473      4 473        2 017     2 210     2 317
equipment
Software and other                    --        --       352             878        878           --        --        --
intangible assets
--------------------------------------------------------------------------------------------------------------------------
TOTAL                            158 531   185 989   211 291         258 276    252 576      288 037   319 456   345 893
==========================================================================================================================

                                                                             107

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

The substantial expenditure increase is at an average annual rate of 17,7 per cent from 2002/03 to 2005/06. Increases over the MTEF will average 10,2 per cent as the department reprioritises and redistributes the budget. The increase from
R211,3 million to R258, 3 million between 2004/05 and 2005/06 was mainly due to the production and distribution of the government magazine, Vuk'uzenzele, launched in September 2005 (R23 million).

The 2006 Budget adjustments to baseline of R27,2 million (2006/07), R47,2 million (2007/08) and R59,2 million (2008/09) over the medium term were made for: Vuk'uzenzele, the International Marketing Council, the Media Development
and Diversity Agency, and multipurpose community centres, which were all identified as new priorities.

DEPARTMENTAL RECEIPTS

Departmental receipts are derived mainly from the sale of publications, photos and videos and interest on outstanding debt. Departmental receipts are likely to increase over the medium term due to advertising revenue from 'Vuk'uzenzele'.

TABLE 7.2 DEPARTMENTAL RECEIPTS

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                                       ---------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06    2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                      679     8 393     4 282             540      3 000     3 028     3 057
Sales of goods and services                277       273       251             210      2 670     2 681     2 692
produced by department
Interest, dividends and rent on land        23        47       613              90         90        95       100
Sales of capital assets                     --         1        --              --         --        --        --
Financial transactions in assets and       379     8 072     3 418             240        240       252       265
liabilities
------------------------------------------------------------------------------------------------------------------
TOTAL                                      679     8 393     4 282             540      3 000     3 028     3 057
==================================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services. The project desk co-ordinates
GCIS-driven projects and those done on behalf of other departments.

EXPENDITURE ESTIMATES
TABLE 7.3 ADMINISTRATION

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Management                         3 481     3 723     3 931           4 533        4 546     4 846     5 086
Corporate Services                31 292    33 747    36 016          52 257       51 867    55 832    58 564
Property Management                6 485     7 369     8 449           9 146        9 784    10 575    11 404
---------------------------------------------------------------------------------------------------------------
TOTAL                             41 258    44 839    48 396          65 936       66 197     71253    75 054
===============================================================================================================
Change to 2005 Budget estimate                                        10 514        6 045     6 772     7 220
---------------------------------------------------------------------------------------------------------------

                         Vote 7: Government Communication and Information System

TABLE 7.3 ADMINISTRATION (CONTINUED)

                                                                        ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      -----------------------------------------------------------------------------
R thousand                            2002/03   2003/04   2004/05        2005/06      2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                       35 297    39 551    44 752         62 322       65 318    70 303    74 057
Compensation of employees              17 491    18 962    21 134         26 904       27 522    28 981    30 431
Goods and services                     17 401    20 474    23 568         35 418       37 796    41 322    43 626
of which:
Communication                             452       565       555          1 238        1 349     1 481     1 552
Computer Services                       2 195     2 745     3 837          6 017        6 559     7 199     7 545
Consultants, contractors and            2 020     2 527     2 256          5 508        6 004     6 544     6 858
special services
Inventory                                 772       966     1 088          2 117        2 308     2 533     2 655
Maintenance repair and running cost        --        --       580            250          273       300       314
Operating leases                        6 485     7 369     9 942         10 894       11 689    12 830    13 446
Travel and subsistence                  1 145     1 432     1 443          3 138        3 420     3 754     3 934
Financial transactions in assets          405       115        50             --           --        --        --
and liabilities
TRANSFERS AND SUBSIDIES                    55        56        61             94           12        --        --
Provinces and municipalities               55        56        61             78           12        --        --
Households                                 --        --        --             16           --        --        --
PAYMENTS FOR CAPITAL ASSETS             5 906     5 232     3 583          3 520          867       950       997
Machinery and equipment                 5 906     5 232     3 231          2 642          867       950       997
Software and other intangible assets       --        --       352            878           --        --        --
-------------------------------------------------------------------------------------------------------------------
TOTAL                                  41 258    44 839    48 396         65 936       66 197    71 253    75 054
===================================================================================================================

EXPENDITURE TRENDS

Expenditure grew at an average annual rate of 16,9 per cent between 2002/03 and
2005/06. The bulk of the increases are due to: more personnel; a new learnership programme, and additional allocations for E-gateway and the Promotion of Public
Access to Information Act (2000). Expenditure is expected to slow down its rate of increase over the 2006 MTEF to an average of 4,4 per cent. The increase is mainly due to the additional allocations for E-Gateway and the Promotion of
Public Access to Information Act (2000) and to the devolution of funds from the
Department of Public Works.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Government Communication and Information System received the following amounts:
R9,8 million in 2006/07, R10,6 million in 2007/08 and R11,4 million in 2008/09.
Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: POLICY AND RESEARCH

The Policy and Research programme does research and provides information and advice on the public's government-related information needs and preferences, and advises other departments on procuring advertising services. It assesses how departmental communication strategies are aligned with the national strategy. It monitors the implementation and impact of government's communication policies and programmes, and it provides institutional support to the Media Development and Diversity Agency.

                                                                             109

2006 Estimates of National Expenditure

Apart from the Management subprogramme, there are two subprogrammes:

o    Policy contributes to media, communication and information policy, and government policy in general.

o    Research researches the information and communication needs of government and the public.

EXPENDITURE ESTIMATES

TABLE 7.4 POLICY AND RESEARCH

SUBPROGRAMME                                                          ADJUSTED
                                            AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------
R thousand                            2002/03  2003/04  2004/05        2005/06     2006/07    2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

Management                              1 226      757      848            921         955      1 017      1 067
Policy                                  2 075    3 216    2 811          3 939       3 689      3 950      4 144
Research                                3 805    5 538    5 829          5 516       7 005      7 601      7 970
----------------------------------------------------------------------------------------------------------------
TOTAL                                   7 106    9 511    9 488         10 376      11 649     12 568     13 181
================================================================================================================
Change to 2005 Budget estimate                                              12         595        961        970
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        6 860    9 250    9 448         10 362      11 647     12 568     13 181
Compensation of employees               3 131    3 997    4 056          4 485       4 813      5 068      5 321
Goods and services                      3 729    5 253    5 392          5 877       6 834      7 500      7 860
of which:
Consultants, contractors and special    2 942    3 653    4 591          4 439       4 839      5 311      5 566
services
Travel and subsistence                     --       --      208            238         259        284        298
TRANSFERS AND SUBSIDIES                     9       14       13             14           2         --         --
Provinces and municipalities                9       14       13             14           2         --         --
PAYMENTS FOR CAPITAL ASSETS               237      247       27             --          --         --         --
Machinery and equipment                   237      247       27             --          --         --         --
----------------------------------------------------------------------------------------------------------------
TOTAL                                   7 106    9 511    9 488         10 376      11 649     12 568     13 181
================================================================================================================

EXPENDITURE TRENDS

The Media Development and Diversity Agency's budget was shifted to the
International Marketing and Media Development programme.

Expenditure over the MTEF is expected to grow at an average annual rate of 8,3 per cent. This is mainly due to qualitative and quantitative research to strengthen government communication, the mass campaign on economic opportunities, and the imbizo programme.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The media content analysis project has continued to give government departments and Cabinet insight into trends in the media coverage of government's programme of action. Plans are in place to extend this service to other interested departments. Among other achievements, 29 research reports were produced for other departments.

                         Vote 7: Government Communication and Information System

SELECTED MEDIUM-TERM OUTPUT TARGETS

POLICY AND RESEARCH

MEASURABLE OBJECTIVE: Inform government communication strategy and programmes by analysing and producing research reports on the public's communication needs.

--------------------------------------------------------------------------------------------------------------
SUBPROGRAMME   OUTPUT                                              MEASURE/INDICATOR          TARGET
--------------------------------------------------------------------------------------------------------------

Policy         Policy development                                  Policy proposals adopted   90%
                                                                   as percentage of those
                                                                   produced
--------------------------------------------------------------------------------------------------------------
Research       Research on public's communication needs about      Length of time taken to    2 months after
               government programmes as requested by departments   produce a report           request received
--------------------------------------------------------------------------------------------------------------

PROGRAMME 3: GOVERNMENT AND MEDIA LIAISON

The Government and Media Liaison programme promotes co-ordination and integration among government communicators through forums, and makes sure that departments develop their own communication strategies in line with the national communication strategy. It also makes sure that the domestic and foreign media are kept informed on government's programmes and that there is a comprehensive and coherent media and government liaison service for South Africa.

Apart from the Management subprogramme there are five subprogrammes.

o    National Liaison promotes interdepartmental co-ordination on communication matters and assists, where possible, to improve the communication environment in government departments.

o    International and Media Liaison co-ordinates an international marketing campaign for South Africa in collaboration with stakeholders, and develops and manages an international exchange programme.

o    News Services provides government- and development-related stories to print and electronic media nationwide, daily.

o    Client Training Services co-ordinates training for government communicators in all spheres of government.

o    Parliamentary Liaison co-ordinates parliamentary media briefings.

EXPENDITURE ESTIMATES

TABLE 7.5 GOVERNMENT AND MEDIA LIAISON

SUBPROGRAMME                                                         ADJUSTED
                                        AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

Management                          2 905     3 117     2 581           3 778        3 763     4 012     4 210
National Liaison                    2 324     2 564     3 281           3 423        3 889     4 157     4 361
International and Media Liaison     3 283     4 347     2 944           3 660        4 102     4 392     4 608
News Services                       1 995     2 838     3 018           2 976        3 894     4 150     4 355
Client Training Services              597        --        --              --           --        --        --
Parliamentary Liaison                  --        --     1 758           2 074        2 522     2 694     2 826
----------------------------------------------------------------------------------------------------------------
TOTAL                              11 104    12 866    13 582          15 911       18 170    19 405    20 360
================================================================================================================
Change to 2005 Budget estimate                                          (898)        (532)     (420)     (496)
----------------------------------------------------------------------------------------------------------------

                                                                             111

2006 ESTIMATES OF NATIONAL EXPENDITURE

TABLE 7.5 GOVERNMENT AND MEDIA LIAISON (CONTINUED)

                                                                      ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06     2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                    10 463    12 268    13 169          15 752      17 835    19 043    19 981
Compensation of employees            7 743     8 760     9 408          10 546      11 970    12 604    13 234
Goods and services                   2 720     3 508     3 734           5 206       5 865     6 439     6 747
of which:
Communication                          448       615       620             734         800       878       920
Consultants, contractors and           451       619       609             984       1 073     1 178     1 234
special
services
Inventory                              293       402       392             478         521       572       599
Travel and subsistence                 750     1 030     1 174           1 644       1 792     1 967     2 061
Financial transactions in assets        --        --        27              --          --        --        --
and
liabilities
TRANSFERS AND SUBSIDIES                 23        26        29              32           5        --        --
Provinces and municipalities            23        26        29              32           5        --        --
PAYMENTS FOR CAPITAL ASSETS            618       572       384             127         330       362       379
Machinery and equipment                618       572       384             127         330       362       379
-----------------------------------------------------------------------------------------------------------------
TOTAL                               11 104    12 866    13 582          15 911      18 170    19 405    20 360
=================================================================================================================

EXPENDITURE TRENDS

Expenditure increases at an average annual rate of 12,7 per cent between 2002/03 and 2005/06, and at 8,6 per cent between 2005/06 and 2008/09. The increase over the MTEF is mainly due to inflation-related adjustments and salary increases.
Major cost drivers are: the South African Press Association news service, izimbizo, media briefing weeks, the BuaNews service, and the journal for government communicators. Expenditure on the Client Training Services subprogramme stopped in 2002/03 due to structural changes to the programme and the same applies to the Parliamentary Liaison subprogramme, which became a subprogramme in 2004/05.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

In the last three years, there were road shows to promote BuaNews and assess its impact. Three issues of Bua magazine were produced during the year with 5 000 copies per issue, against the target of four issues.

Government communicators' co-ordination forums, cluster media briefings, media briefings, and parliamentary briefings were all close to their targets for the number of meetings held.

The target of 13 000 visits to the website could not be assessed, because there are no measuring systems in place.

The planned handbooks for communicators were not produced; instead research on the effectiveness of Bua magazine was done.

                         Vote 7: Government Communication and Information System

SELECTED MEDIUM-TERM OUTPUT TARGETS

GOVERNMENT AND MEDIA LIAISON

MEASURABLE OBJECTIVE: Effective communication of government's message through integrated communication strategies and improved liaison with national and foreign media, and better co-ordination of communication activities across government.

----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME            OUTPUT                         MEASURE/INDICATOR               TARGET
----------------------------------------------------------------------------------------------------------------------

National Liaison        Management of communicators'   Communicators' forums meet      3 government communicators'
                        co-ordinating structures       regularly                       forums meetings a year

                                                                                       Pre-Cabinet meeting whenever
                                                                                       the Cabinet meets

                                                                                       3 ministerial liaison officer
                                                                                       forum meetings a year

                                                                                       Monthly meetings of
                                                                                       communication clusters

                        Strategic communication to     Number of issues of Bua         6 issues a year
                        government communicators       magazine published on the
                                                       website a year
----------------------------------------------------------------------------------------------------------------------
International and       Better relations with the      Frequency of cluster media      Bimonthly briefings
Media Liaison           media                          briefings

                                                       Number of media briefings by    At least 2 briefings
                                                       the president

                                                       Number of media  networking     4 events
                                                       events

                        Better reporting on the        Frequency of articles on the    Quarterly
                        implementation of              programme of action published
                        government's programme of      by the media
                        action
----------------------------------------------------------------------------------------------------------------------
News Services           Government and development-    Number of news and feature      3 news and feature articles per
                        related news                   articles produced and           day
                                                       distributed per day to all
                                                       domestic and foreign media
----------------------------------------------------------------------------------------------------------------------
Parliamentary Liaison   Communication and media        Frequency of state of the       Once a year at the
                        liaison support to             nation address and media        opening of Parliament
                        government departments in      briefing week Frequency of      Bimonthly briefings
                        Parliament                     cluster media briefings
----------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: PROVINCIAL AND LOCAL LIAISON

The Provincial and Local Liaison programme supports the provision of development communication and information to the public through provincial and local liaison, and the extension and consolidation of government's communication system. It facilitates the establishment of multipurpose community centres to make services and information more accessible to the public, particularly the disadvantaged.

Apart from the Management subprogramme, there are four subprogrammes:

o    Institutional Development develops and maintains GCIS regional offices and co-ordinates government's multipurpose community centres programme.

o    Local Liaison and Information Management promotes development communication and local content, and supports local communication and information systems.

o    Provincial and Local Liaison Administration develops the capacity of government communicators to implement communication principles and provides administrative services to the directorate.

o    Regional Office Liaison is responsible for government information centres and communication partnerships in municipality districts.

                                                                             113

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 7.6 PROVINCIAL AND LOCAL LIAISON

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Management                         3 740     4 378     4 537           1 203        1 035     1 104     1 158
Institutional Development             --        --        --           1 655        3 753     1 867     1 959
Local Liaison and Information         --        --        --           1 713        1 805     1 924     2 019
Management
Provincial and Local Liaison          --        --        --           1 323        1 521     1 625     1 705
Administration
Regional Office Liaison           18 636    21 561    25 465          30 787       33 131    35 426    37 171
---------------------------------------------------------------------------------------------------------------
TOTAL                             22 376    25 939    30 002          36 681       41 245    41 946    44 012
===============================================================================================================
Change to 2005 Budget estimate                                            --        1 203   (2 588)   (2 838)
---------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  20 936    25 457     29 380         36 259       41 123    41 829    43 889
Compensation of employees         14 377    16 976     20 773         25 544       24 971    26 295    27 609
Goods and services                 6 559     8 481      8 516         10 715       16 152    15 534    16 280
of which:
Communication                        983     1 228     1 619           2 182        2 378     2 610     2 735
Consultants, contractors and          39        49        23              88           96       105       110
special services Inventory           342       428       511             761          829       910       953
Travel and subsistence             2 172     2 714     4 095           2 867        5 254     5 767     6 044
Financial transactions in             --        --        91              --           --        --        --
assets and liabilities
TRANSFERS AND SUBSIDIES               46        32        77             103           14        --        --
Provinces and municipalities          46        32        64              72           14        --        --
Households                            --        --        13              31           --        --        --
PAYMENTS FOR CAPITAL ASSETS        1 394       450       545             319          108       117       123
Machinery and equipment            1 394       450       545             319          108       117       123
---------------------------------------------------------------------------------------------------------------
TOTAL                             22 376    25 939    30 002          36 681       41 245    41 946    44 012
===============================================================================================================

EXPENDITURE TRENDS

Expenditure increased at an average annual rate of 17,9 per cent between 2002/03 and 2005/06, and at 6,3 per cent between 2005/06 and 2008/09. The increase is mainly due to higher operational costs linked to the appointment of additional communication officers in the regional offices, and the additional allocation for establishing more multipurpose community centres.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Multipurpose community centres By the end of November 2005, 77 multipurpose community centres (MPCC) were operational, against the target of 100 MPCCs by
2007. Research on the impact and operations of the centres was conducted in 28
MPCCs.

In 2005/06, 80 information points of presence were established in local municipalities and other strategic positions, in addition to the 160 already established. However, there is still much work to be done to reach the target of
5 000 information points by 2007.

                         Vote 7: Government Communication and Information System

There are 105 government information centres established countrywide in MPCCs, metros and local municipalities, against the target of establishing 120 centres by 2007.

SELECTED MEDIUM-TERM OUTPUT TARGETS

PROVINCIAL AND LOCAL LIAISON

MEASURABLE OBJECTIVE: Development networks to establish one-stop government information centres in rural district and local municipalities.

--------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                    OUTPUT                          MEASURE/INDICATOR             TARGET
--------------------------------------------------------------------------------------------------------------------------

Institutional Development       Multipurpose community          Number of centres             27 centres
                                centres Research into           established
                                community based                 Number of community-based     At least 3 visits per month
                                information needs               visits
--------------------------------------------------------------------------------------------------------------------------
Local Liaison and Information   Networks for the distribution   Number of focus groups        40 focus groups by end March
Management                      of communication material in    and coverage in rural areas   2007
                                rural areas
--------------------------------------------------------------------------------------------------------------------------
Provincial and Local Liaison    Monitoring and evaluation of    Frequency of monitoring       Monthly reports
Administration                  multi- purpose community        and evaluation reports
                                centres
--------------------------------------------------------------------------------------------------------------------------
Regional Office Liaison         Government information          Number of information         1 in every MPCC
                                centres                         centres established

                                Development communication       Number of district            Quarterly cluster forums and
                                partnerships                    forums held                   government  communicators'
                                                                                              forums
--------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: COMMUNICATION SERVICE AGENCY

The Communication Service Agency programme produces and disseminates communication products.

Apart from the Management subprogramme, there are three subprogrammes:

o    Marketing manages government's corporate identity; develops strategies for marketing, events management, public relations and advertising; and buys space in the media.

o    Product Development develops broadcast strategies for inclusion in campaign and project communication plans, produces videos and radio programmes, does graphic design and layout and exhibition design, and provides photographic services for national and provincial departments.

o    Content Development identifies government's communication needs, identifies the public's information needs, and develops a content strategy for individual and transversal campaigns, as well as providing editorial services and producing the SA Yearbook.

EXPENDITURE ESTIMATES

TABLE 7.7 COMMUNICATION SERVICE AGENCY

SUBPROGRAMME                                                        ADJUSTED
                                        AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Management                         1 262     1 501     1 716           1 911        1 856     1 969     2 067
Marketing                         12 360     7 356    20 876          13 395       15 110    16 728    17 393
Product Development                7 908    12 006    11 694          11 405       13 268    14 364    15 063
Content Development                2 159     2 285     2 623           3 392        5 792     6 288     6 593
---------------------------------------------------------------------------------------------------------------
TOTAL                             23 689    23 148    36 909          30 103       36 026    39 349    41 116
===============================================================================================================
Change to 2005 Budget estimate                                      (23 482)      (4 232)     3 002     2 879
---------------------------------------------------------------------------------------------------------------

                                                                             115

2006 Estimates of National Expenditure

TABLE 7.7 COMMUNICATION SERVICE AGENCY (CONTINUED)

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                  21 833    21 477    34 809          28 860       35 309    38 568    40 298
Compensation of employees          5 799     6 544     7 691          11 495        9 985    10 514    11 041
Goods and services                16 034    14 933    27 070          17 365       25 324    28 054    29 257
of which:
Communication                      1 354     1 208     2 681           3 587        9 980     6 808     6 335
Inventory                          7 814     6 974    13 556           6 495        9 989    10 964    11 490
Travel and subsistence               788       703     1 149             879          960     1 054     1 105
TRANSFERS AND SUBSIDIES               18         3        25              27            5        --        --
Provinces and municipalities          18         3        25              27            5        --        --
PAYMENTS FOR CAPITAL ASSETS        1 838     1 668     2 075           1 216          712       781       818
Machinery and equipment            1 838     1 668     2 075           1 216          712       781       818
---------------------------------------------------------------------------------------------------------------
TOTAL                             23 689    23 148    36 909          30 103       36 026    39 349    41 116
===============================================================================================================

EXPENDITURE TRENDS

Expenditure increased at an average annual rate of 8,3 per cent from 2002/03 to
2005/06, mainly due to: the Ten Years of Freedom celebrations, the presidential inauguration, the state of the nation address, and the 16 Days of Activism
Against Gender Violence campaign. The sharp decrease in expenditure on the
Marketing subprogramme in 2005/06 was due to the shifting of responsibility for the new government magazine Vuk'uzenzele from this programme to the Government
Publication programme.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

In line with its targets, the Communication Service Agency (CSA) contributed to various government campaigns through radio, video and print during 2005.

Fewer print and radio advertisements were placed than targeted, and fewer designs and exhibitions were produced, but significantly more briefs were received and campaigns implemented, and more video programmes were produced. The
CSA's coverage of presidential and deputy presidential imbizos was above target.

Two issues of the magazine Vuk'uzenzele were published in October and December
2005, meeting the target of 1 million copies every two months.

SELECTED MEDIUM-TERM OUTPUT TARGETS

COMMUNICATION SERVICE AGENCY

MEASURABLE OBJECTIVE: Produce and distribute information through appropriate platforms and mechanisms to reach all the intended public.

------------------------------------------------------------------------------------------------------------
SUBPROGRAMME   OUTPUT                                MEASURE/INDICATOR             TARGET
------------------------------------------------------------------------------------------------------------

Marketing      Briefs for advertising agencies and   Number of briefs              11 briefs for outsourcing
               media placement agencies                                            60 media briefs

               Equitable advertising reports         Number of advertising spend   4 per year
                                                     reports per year

               Research on the advertising           Number of research reports    1 report per year
               transformation index                  benchmarked against the
                                                     previous year's report
------------------------------------------------------------------------------------------------------------

                         Vote 7: Government Communication and Information System

--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME          OUTPUT                      MEASURE/INDICATOR                     TARGET
--------------------------------------------------------------------------------------------------------------------

Product Development   Comprehensive products in   Number and type of products           At least 25 radio
                      support of key government                                         advertisements; 8 other
                      information campaigns                                             advertisements; 66 events
                                                                                        covered by video; 15 events
                                                                                        covered by photographs,
                                                                                        including 8 izimbizo; 130
                                                                                        designs and 16 exhibitions
--------------------------------------------------------------------------------------------------------------------
Content Development   SA Yearbook                 Number of SA Yearbooks produced on    45 000 soft cover books of
                                                  time to specification                 23 chapters by March 2007
                                                                                        June 2006

                      Coherent integration of     Content strategy finalised
                      content and creative
                      representation in
                      communication campaigns

                                                  Information to popularise the state   1 tabloid story for the
                                                  of the nation address and             state of the nation address
                                                  government's programme of action      and 1 photo story for the
                                                  published                             programme of action by March
                                                                                        2007
--------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: INTERNATIONAL MARKETING AND MEDIA DEVELOPMENT

The International Marketing and Media Development programme markets South Africa to the international community and promotes development and diversity in the
South African media. It makes transfer payments to the two public entities under the control of the GCIS, the International Marketing Council and the Media
Development and Diversity Agency.

EXPENDITURE ESTIMATES

TABLE 7.8 INTERNATIONAL MARKETING AND MEDIA DEVELOPMENT

SUBPROGRAMME                                                                   ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

International Marketing Council              49 998    62 686    65 914          69 269       83 425    97 096   111 722
Media Development and Diversity               3 000     7 000     7 000           7 000        9 620     9 991    10 458
Agency
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        52 998    69 686    72 914          76 269       93 045   107 087   122 180
==========================================================================================================================
Change to 2005 Budget estimate                                                       --       12 200    22 200    32 878
--------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                             49 991        --        --              --           --        --        --
Goods and services                           49 991        --        --              --           --        --        --
Other                                        49 991        --        --              --           --        --        --
TRANSFERS AND SUBSIDIES                       3 000    69 686    72 914          76 269       93 045   107 087   122 180
Departmental agencies and accounts            3 000    69 686    72 914          76 269       93 045   107 087   122 180
PAYMENTS FOR CAPITAL ASSETS                       7        --        --              --           --        --        --
Machinery and equipment                           7        --        --              --           --        --        --
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        52 998    69 686    72 914          76 269       93 045   107 087   122 180
==========================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                       3 000    69 686    72 914          76 269       93 045   107 087   122 180
International Marketing Council                  --    62 686    65 914          69 269       83 425    97 096   111 722
Media Development and Diversity               3 000     7 000     7 000           7 000        9 620     9 991    10 458
Agency

EXPENDITURE TRENDS

The programme's budget increased by 25,4 per cent from 2002/03 to 2003/04 when the International Marketing Council was established. In 2004/05, the Media
Development and

                                                                             117

2006 Estimates of National Expenditure

Diversity Agency was moved from the Policy and Research programme to this programme. The budget increased at an average annual rate of 12,9 per cent between 2002/03 and 2005/06 and by 17 per cent between 2005/06 and 2008/09. Due to high international marketing costs, the budget of the International Marketing
Council has increased by R10 million (2006/07), R20 million (2007/08) and R30 million (2008/09) over the MTEF. To expand the functions of the MDDA, it was allocated an additional R2,2 million per year over the MTEF.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

International Marketing Council

In the process of building awareness of Brand South Africa in other countries:

o    The booklet South African Story has been translated into six foreign languages and distributed to embassies around the world.

o    10 more taxis in London have been used to advertise South Africa as a place to do business with and to visit, bringing the total to 20.

o    The web portal has reached the 1,6-million mark in terms of page views.

o    A trade and investment mission, comprising top South African business personalities and small, medium and micro enterprise business owners, led by the IMC chair, visited Europe to foster business relationships with their European counterparts.

Media Development and Diversity Agency

Some R13,3 million was received from broadcasting clients between April 2004 and
June 2005. Highlights include:

o    Two tenders have been awarded for a project tracking system and research into disadvantaged audiences with Stellenbosch University.

o    The MDDA has approved support to over 80 projects.

o    Approval was granted for feasibility studies into community television.

o    Six print managers from publications supported by the MDDA received bursaries to attend the University of Rhodes' Sol Plaatje course.

o    Innovation leaders were appointed to facilitate resource mobilisation workshops in all nine provinces.

SELECTED MEDIUM-TERM OUTPUT TARGETS

INTERNATIONAL MARKETING AND MEDIA DEVELOPMENT

MEASURABLE OBJECTIVE: Improved international perceptions of South Africa as a result of establishing and marketing Brand South Africa internationally. Media development and diversity through channelling resources and support to the small media sector.

-----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                      OUTPUT                     MEASURE/INDICATOR                      TARGET
-----------------------------------------------------------------------------------------------------------------------

International Marketing Council   Integration of brand       Frequency of reports to relevant       Daily reports
                                  message into stakeholder   parties and government communicators
                                  communication

                                                             Frequency of economic and tourism      Monthly reports
                                                             reports
-----------------------------------------------------------------------------------------------------------------------
Media Development and             Research relating to       Number of research projects on         2 research projects
Diversity Agency                  media development and      media development and diversity
                                  diversity
-----------------------------------------------------------------------------------------------------------------------

                         Vote 7: Government Communication and Information System

PROGRAMME 7: GOVERNMENT PUBLICATION

Through its one subprogramme, the Government Publication programme produces and distributes Vuk'uzenzele magazine, which provides citizens with information on economic and other opportunities and how these can be accessed.

EXPENDITURE ESTIMATES

TABLE 7.9 GOVERNMENT PUBLICATION

SUBPROGRAMME                                                                     ADJUSTED             MEDIUM-TERM
                                                 AUDITED OUTCOME              APPROPRIATION       EXPENDITURE ESTIMATE
                                                -------------------------------------------------------------------------
R thousand                                      2002/03   2003/04   2004/05      2005/06      2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------------------

Vuk'uzenzele magazine                              --        --        --         23 000       21 705    27 848    29 990
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                              --        --        --         23 000       21 705    27 848    29 990
=========================================================================================================================
Change to 2005 Budget estimate                                                    23 000       21 705    27 848    29 990
-------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                                   --        --        --         22 831       21 705     27848    29 990
Compensation of employees                          --        --        --          2 500        2 705     2 848     2 990
Goods and services                                 --        --        --         20 331       19 000    25 000    27 000
Consultants, contractors and special services      --        --        --          7 000        8 000     9 000    10 000
Inventory                                          --        --        --         13 331       11 000    16 000    17 000
PAYMENTS FOR CAPITAL ASSETS                        --        --        --            169           --        --        --
Machinery and equipment                            --        --        --            169           --        --        --
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                              --        --        --         23 000       21 705    27 848    29 990
=========================================================================================================================

EXPENDITURE TRENDS

This new programme will be effective in 2006/07 (funds for 2005/06 shifted from programme 5), and the budget allocation for the MTEF is R21,7 million for
2006/07, R27,8 million for 2007/08 and R30 million for 2008/09, increasing at a average rate of 9,2 per cent.

SERVICE-DELIVERY OBJECTIVES AND INDICATORS

SELECTED MEDIUM-TERM OUTPUT TARGETS

GOVERNMENT PUBLICATION

MEASURABLE OBJECTIVE: Produce and disseminate a magazine that improves government's unmediated and direct communication.

----------------------------------------------------------------------------------------------
SUBPROGRAMME               OUTPUT     MEASURE/INDICATOR               TARGET
----------------------------------------------------------------------------------------------

Vuk'uzenzele magazine      Magazine   Regular publication of target   1 million copies every 2
                                      number of magazine              months
----------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

INTERNATIONAL MARKETING COUNCIL

The International Marketing Council is mandated to position South Africa by 2010 as one of the highly considered, non-traditional markets in terms of world trade, investment and tourism. The IMC develops and implements a proactive and co-ordinated international marketing and communication strategy for South Africa by building and developing a South Africa brand internationally; its main objective is marketing South Africa through the Brand South Africa campaign.

                                                                             119

2006 Estimates of National Expenditure

During 2005/06, the IMC budget of R70,5 million came under some pressure, resulting in a small deficit. Over the 2006 MTEF, transfers from government grow from R69,3 million (2005/06) to R111,7 million in 2008/09. In spite of this significant growth in revenue, the IMC budget remains barely in balance over the medium term due to the high cost of procuring goods and services in their international advertising campaign. In 2006/07, these costs take up 86,2 per cent of the total budget. The other big cost driver is compensation of employees, which takes up about 14 per cent of the budget.

Going forward, the IMC will continue with its multi-pronged strategy Africa both internationally and locally, enlisting the co-operation of public entities, the private sector and non-governmental organisations.

TABLE 7.10 FINANCIAL SUMMARY FOR THE INTERNATIONAL MARKETING COUNCIL (IMC)

                                         OUTCOME                             MEDIUM-TERM ESTIMATE
                               ---------------------------               ---------------------------
                               AUDITED   AUDITED   AUDITED   ESTIMATED
                                                              OUTCOME
                               ---------------------------------------------------------------------
R thousand                     2002/03   2003/04   2004/05    2005/06    2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                   --       1 869     1 029     1 200       1 300     1 350     1 355
TRANSFERS RECEIVED                --      62 689    66 788    69 296      83 425    97 096   111 722
----------------------------------------------------------------------------------------------------
TOTAL REVENUE                     --      64 558    67 817    70 496      84 725    98 446   113 077
====================================================================================================
EXPENSES
CURRENT EXPENSE                   --      63 789    67 748    71 148      84 871    98 306   113 231
Compensation of employees         --       8 076     9 378    10 404      11 456    12 588    13 833
Goods and services                --      55 591    58 187    60 543      73 193    85 474    99 130
Depreciation                      --         122       183       201         221       244       268
----------------------------------------------------------------------------------------------------
TOTAL EXPENSES                    --      63 789    67 748    71 148      84 871    98 306   113 231
====================================================================================================
SURPLUS / (DEFICIT)               --         769        69      (652)       (146)      140      (154)
====================================================================================================

BALANCE SHEET SUMMARY

Carrying value of assets          --         414       829     1 138       1 361     1 581     1 831
Receivables and prepayments       --         126       756       556         506       466       406
Cash and cash equivalents         --       6 732     1 143        66         100        50         6
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                      --       7 272     2 728     1 760       1 967     2 097     2 243
====================================================================================================
Capital and rreserves             --         769       838       186          40       180        26
Trade and other payables          --       6 339     1 682     1 346       1 676     1 640     1 913
Provisions                        --         164       208       229         252       277       305
----------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES      --       7 272     2 728     1 760       1 967     2 097     2 243
====================================================================================================

Data provided by the International Marketing Council.

MEDIA DEVELOPMENT AND DIVERSITY AGENCY

The Media Development and Diversity Agency was set up by the Media Development
and Diversity Agency Act (2002) to enable 'historically disadvantaged communities and persons not adequately served by the media' to gain access to the media. Its main beneficiaries are community media and small commercial media.

The MDDA's objective is to promote development and diversity in the South
African media throughout South Africa, consistent with the right to freedom of expression, in particular freedom of the press and other media, and freedom to receive and impart information or ideas. The MDDA will thus encourage ownership and control of, and access to, the media by historically disadvantaged communities and historically diminished indigenous language and cultural groups.
It will also encourage the channelling of resources to community and small commercial media, and

                         Vote 7: Government Communication and Information System

human resources development and capacity building in the media industry, especially among historically disadvantaged groups.

                                                                             121

2006 Estimates of National Expenditure

ANNEXURE

VOTE 7: GOVERNMENT AND COMMUNICATION AND INFORMATION SYSTEM

Table 7.A: Summary of expenditure trends and estimates per programme and economic classification

Table 7.B: Summary of personnel numbers and compensation of employees

Table 7.C: Summary of expenditure on training

                         Vote 7: Government Communication and Information System

TABLE 7.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC
CLASSIFICATION

PROGRAMME                           APPROPRIATION     AUDITED            APPROPRIATION             REVISED
                                   MAIN    ADJUSTED   OUTCOME     MAIN    ADDITIONAL   ADJUSTED   ESTIMATE
                                 -------------------------------------------------------------------------
R thousand                            2004/05         2004/05                     2005/06          2005/06
----------------------------------------------------------------------------------------------------------

1. Administration                 39 803     49 317    48 396    55 422       10 514     65 936     65 936
2. Policy and Research             9 658      9 536     9 488    10 364           12     10 376     10 376
3. Government and Media           15 597     14 795    13 582    16 809        (898)     15 911     15 911
   Liaison
4. Provincial and Local           30 716     29 832    30 002    36 681           --     36 681     36 681
   Liaison
5. Communication Service          34 461     35 204    36 909    30 585        (482)     30 103     30 103
   Agency
6. International Marketing        72 914     72 914    72 914    76 269           --     76 269     76 269
   and Media Development
7. Government Publication             --         --        --    23 000           --     23 000     17 300
----------------------------------------------------------------------------------------------------------
TOTAL                            203 149    211 598   211 291   249 130        9 146    258 276    252 576
==========================================================================================================

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 126 198    134 124   131 558   170 351        6 204    176 555    170 855
Compensation of employees         62 550     64 404    63 062    74 335        4 639     78 974     78 974
Goods and services                63 648     69 720    68 280    96 016        1 565     97 581     91 881
Financial transactions in             --         --       216        --           --         --         --
assets and liabilities
TRANSFERS AND SUBSIDIES           73 071     73 124    73 119    76 469           70     76 539     76 539
Provinces and municipalities         157        210       192       200           23        223        223
Departmental agencies and         72 914     72 914    72 914    76 269           --     76 269     76 269
accounts
Households                            --         --        13        --           47         47         47
PAYMENTS FOR CAPITAL ASSETS        3 880      4 350     6 614     2 310        2 872      5 182      5 182
Machinery and equipment            3 880      4 350     6 262     2 310        1 994      4 304      4 304
Software and intangible assets        --         --       352        --          878        878        878
----------------------------------------------------------------------------------------------------------
TOTAL                            203 149    211 598   211 291   249 130        9 146    258 276    252 576
==========================================================================================================

TABLE 7.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                ADJUSTED
                                    AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                             -------------------------------------------------------------------------------
                             2002/03   2003/04   2004/05         2005/06       2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)     48 379    55 107    62 762          78 674        81 516    85 860    90 176
Unit cost (R thousand)           134       127       145             171           173       182       191
Compensation as % of total     99.7%     99.8%     99.5%           99.6%         99.5%     99.5%     99.5%
Personnel numbers (head          362       434       432             459           471       471       471
count)
C. INTERNS
Compensation of interns          162       132       300             300           450       450       450
(R thousand)
Unit cost (R thousand)             6         6        12              12            18        18        18
Number of interns                 27        22        25              25            25        25        25
------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)     48 541    55 239    63 062          78 974        81 966    86 310    90 626
UNIT COST (R THOUSAND)           125       121       138             163           165       174       183
PERSONNEL NUMBERS (HEAD          389       456       457             484           496       496       496
COUNT)
------------------------------------------------------------------------------------------------------------
D. LEARNERSHIPS
Payments for learnerships         --        --        --             243           265       291       305
(R thousand) (G&S)
Number of learnerships            --        --        --              10            10        10        10
(head count)
------------------------------------------------------------------------------------------------------------

                                                                             123

2006 Estimates of National Expenditure

TABLE 7.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                    ADJUSTED
                                        AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATES
                                 --------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06       2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)            1059     2 466     2 872           1 912         2 084     2 288     2 397
Number of employees                  138       116       304             111           248       111       285
trained (head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)             403       503       600             700           550       604       633
Number of employees (head             76        38        62              58            58        63        66
count)
-----------------------------------------------------------------------------------------------------------------
TOTAL                               1462     2 969     3 472           2 612         2 634     2 892     3 030
NUMBER OF EMPLOYEES                  214       154       366             285           306       335       351
=================================================================================================================

                                                                          VOTE 8

NATIONAL TREASURY

                                        2006/07            2007/08       2008/09
R THOUSAND                        TO BE APPROPRIATED
--------------------------------------------------------------------------------
MTEF ALLOCATIONS                       15 547 945       18 510 385    19 769 440
   of which:
   Current payments                     2 427 774        2 700 204     2 884 650
   Transfers and subsidies             13 107 620       15 797 220    16 871 088
   Payments for capital assets             12 551           12 961        13 702
--------------------------------------------------------------------------------
STATUTORY AMOUNTS                     202 801 930      221 025 393   242 815 825
--------------------------------------------------------------------------------
Executive authority              Minister of Finance
Accounting officer               Director-General of the National Treasury
--------------------------------------------------------------------------------

AIM

The aim of National Treasury is to promote economic development, good governance, social progress and rising living standards through the accountable, economical, equitable and sustainable management of public finances.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide strategic management and administrative support to National Treasury, giving managerial leadership to the work of the department.

PROGRAMME 2: ECONOMIC PLANNING AND BUDGET MANAGEMENT

Provide professional advice and support to the Minister of Finance on economic and fiscal policy, international financial relations, financial regulation, tax policy, intergovernmental financial relations and public finance development.
Manage the annual budget process.

PROGRAMME 3: ASSET AND LIABILITY MANAGEMENT

Manage government's financial assets and liabilities.

PROGRAMME 4: FINANCIAL MANAGEMENT AND SYSTEMS

Manage and regulate government's supply chain processes, implement and maintain standardised financial systems, and co-ordinate the implementation of the Public
Finance Management Act (1999) and related capacity-building initiatives.

PROGRAMME 5: FINANCIAL ACCOUNTING AND REPORTING

Set new, and improve existing, accounting policies and practices to ensure compliance with generally recognised accounting practices (GRAP), prepare consolidated financial statements, and improve the efficiency of financial reporting in the public service.

                                                                             125

2006 Estimates of National Expenditure

PROGRAMME 6: PROVINCIAL AND LOCAL GOVERNMENT TRANSFERS

Manage conditional grants to the provincial and local spheres of government.

PROGRAMME 7: CIVIL AND MILITARY PENSIONS, CONTRIBUTIONS TO FUNDS AND OTHER
BENEFITS

Provide for pension and post-retirement medical benefit obligations to former employees of state departments and bodies, and for similar benefits to retired members of the military.

PROGRAMME 8: FISCAL TRANSFERS

Transfer funds to other governments, public authorities and institutions in terms of the legal provisions governing financial relations between government and the particular authority or institution, including international development institutions of which government is a member.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

Macroeconomic policies and fiscal reform

The long-term sustainability of South Africa's public finances requires a sound fiscal framework. The country's stable fiscal position has enabled it to adopt a more expansionary fiscal stance over the past few years. Such an expansionary budget framework allows for an increased spending envelope from which government can fund priority programmes. National Treasury continues to strengthen its fiscal analysis capacity, improving its understanding of fiscal trends and their effect on long-term growth and investment. The expected increase in infrastructure spending over the medium term would require that National
Treasury and other departments improve the planning, co-ordination and monitoring of projects of a capital nature to ensure efficiency and quality spending.

National Treasury's fiscal reform programme is guided by the objective of promoting sustainable growth, development and poverty reduction. The reforms seek to improve budgetary transparency, spending efficiency and effectiveness and financial management. The Treasury continues to develop monitoring and reporting systems to increase spending transparency and accountability, and thus improve service delivery by other departments and agencies.

Government's macroeconomic policies are aimed at meeting the challenges of South
Africa's social and economic development in the context of an increasingly interdependent global environment. The key priority is to increase growth to a higher and more sustainable level of at least 6 per cent, in line with government's accelerated and shared growth initiative (ASGI-SA).

Treasury's macroeconomic policy objectives include deepening South Africa's financial markets, gradually liberalising exchange controls, improving oversight of the financial sector, improving consumer protection, and combating money laundering and the financing of terrorism. Efforts to achieve macroeconomic convergence with the rest of the Southern African region continue with National
Treasury's active involvement in the Southern African Development Community
(SADC) on issues such as taxation, investment and regional economic integration.

Intergovernmental fiscal relations

National Treasury places great value on building a good intergovernmental financial and fiscal relations system. This is necessary to achieve service delivery targets and for efficient government spending. The regular publication of trends in spending on both provincial and local government level has empowered legislators to improve the quality of policy-making and spending at this level of government.

                                                       Vote 8: National Treasury

At the local government level, the priority will be to reinforce budget reform and financial management. Building on the solid legal foundation of the
Municipal Finance Management Act (2003) (MFMA), municipalities will get targeted support to improve their financial management capacity and to strengthen the link between policy, planning and budgets. Reform of the provincial and municipal revenue-sharing arrangements has been concluded and is being operationalised.

Government has been encouraging local government structures to be viewed as key delivery grid-points. However, capacity is not adequate and needs to be strengthened for overall delivery of services, particularly in delivering infrastructure projects at local municipal level. Over time, the grant allocations to municipalities have increased, and will continue to do so. While the largest share of revenue still goes to provinces, grant allocations to the smallest and poorest municipalities have nevertheless increased significantly over the years; directly supporting local municipal capacity to deliver on their mandate. In future, it is anticipated that a review will be undertaken of conditional grants. A revision of the equitable share formula is also envisaged due to the abolishment of the Regional Services Council levies during 2006.

Financial management reforms

As part of its ongoing financial management reforms, National Treasury has established a supply chain management office to assist departments with the management of transversal contracts and also to ensure alignment of supply chain management practices with the PFMA. This development will see the establishment of departmental supply chain management units under the responsibility of the chief financial officer. It will ensure clarity of authority and accountability lines as well as minimising risk and improving the sourcing processes and procedures.

Progress is being made with changes to the financial systems. National Treasury has completed the development of the integrated financial management system
(IFMS) master plan, user requirements and prospectus, and is busy with phase 2.
This will involve a detailed design of the architectural platform of the IFMS, the establishment of a primary systems integrator with SITA and the completion of certain public private partnership (PPP) arrangements to share financial and technical risk.

National Treasury's improvements to financial accounting and reporting continue to make steady progress, with improvements introduced to the formats for financial reporting for national and provincial government; aligning formats of the annual financial statements to the prescribed GRAP standards.

National Treasury will continue to build and upgrade internal audit capacity in government. Its work will focus on implementing audit and risk management frameworks as well as providing support to the internal audit function throughout government.

Appropriate tax policies

Tax policy orientation has for some time been geared towards supporting a higher growth path for the South African economy. While a number of administrative changes have been introduced to ensure consistency, fairness and certainty, government has also provided tax relief for individuals and corporates.

To improve the tax system, several measures will be introduced on the taxation of motor vehicles and medical schemes. Also, to encourage investment in fixed property, transfer duties will be reduced. Furthermore, the systematic reduction of the corporate tax rate should encourage corporates to invest in large-scale investment projects.

                                                                             127

2006 Estimates of National Expenditure

Managing public sector debt and government assets

Another priority for National Treasury is the prudent management of government's financial assets and liabilities. The main debt management objective remains financing the borrowing requirements at the lowest cost within acceptable levels of risk. Management of government assets places emphasis on improving state-owned entities' financial performance and operational efficiencies.
Developments in government-wide risk management supported by prudent cash and debt management policies and improving efficiencies in the management of state-owned entities have all contributed to a continuing decline in debt service cost. This has freed new resources to promote economic development and poverty relief.

Enhancement for budget process

Political oversight of the budget process has been increased through an earlier and more detailed review of budget proposals by the Ministers' Committee on the
Budget.

These enhancements have improved the alignment between spending decisions and
Government's strategic objectives.

International financial relations

The Treasury continues to play a significant role in the development of policies that are affected by South African involvement in international affairs and particularly on the African continent. The department continues to engage actively at regional and international level both with multilateral institutions and with finance ministries and related authorities in other countries, focusing on financial and fiscal support for New Partnership for Africa's Development
(Nepad) initiatives. Increased work in the Southern African Customs Union (SACU)
and SADC is another focus area. Furthermore, National Treasury will require increased capacity to support reforms including macroeconomic convergence, multi-year budget processes, and tax harmonisation.

Organisational environment

National Treasury's organisational environment and strategic direction is informed by five external strategic focus areas: promoting sustainable economic growth and work opportunities; reducing poverty; ensuring good governance and accountability; promoting optimal allocation and utilisation of financial resources in all spheres of government; and maintaining macroeconomic stability.
These are augmented by four internal strategic priorities: improving co-ordination and communication; matching resources to workloads; developing human resource strategies to address attraction and retention challenges; and
developing management skills.

A major challenge for National Treasury has been filling vacancies and attracting appropriate skills. The department has developed a plan to reduce its vacancy rate and has embarked on the establishment of a talent pool to ensure that it enlists the services of the best possible skills. The enhancement of the department's successful internship programme will also continue to add to this talent pool.

                                                       Vote 8: National Treasury

EXPENDITURE ESTIMATES

TABLE 8.1 NATIONAL TREASURY

PROGRAMME                                                         ADJUSTED     REVISED
                                AUDITED OUTCOME              APPROPRIATION     ESTIMATE       MEDIUM-TERM EXPENDITURE ESTIMATE
                     ------------------------------------------------------------------------------------------------------------
R thousand              2002/03       2003/04       2004/05             2005/06               2006/07       2007/08       2008/09
---------------------------------------------------------------------------------------------------------------------------------

1. Administration       123 017       108 266       109 406        160 633      145 633       135 362       141 732       155 113
2. Economic              86 422       106 436       135 734        169 949      162 949       246 656       259 070       245 530
   Planning and
   Budget
   Management
3. Asset and             20 062        51 867        26 260         30 843       29 343        45 474        47 739        50 482
   Liability
   Management
4. Financial            258 016       234 313       226 416        296 276      213 276       559 798       725 387       827 954
   Management
   and Systems
5. Financial             49 823        44 717        31 902         57 990       47 990        86 684        92 076        98 916
   Accounting
   and Reporting
6. Provincial         2 256 000     3 239 318     3 934 260      4 279 513    4 279 513     4 716 776     6 822 682     7 396 707
   and Local
   Government
   Transfers
7. Civil and          1 895 922     2 288 452     1 921 319      2 080 805    2 060 805     2 217 532     2 338 308     2 452 688
   Military
   Pensions,
   Contributions
   to Funds and
   Other Benefits
8. Fiscal             5 173 719     6 038 542     7 124 664       7118 458    7 018 458     7 539 663    8 083 391      8 542 050
   Transfers
---------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL              9 862 981    121 11 911    13 509 961     14 194 467   13 957 967    15 547 945    18 510 385    19 769 440
---------------------------------------------------------------------------------------------------------------------------------
DIRECT CHARGE ON    140 703 007   153 85 1302   169 735 694    187 140 632  186 451 632   202 801 930   221 025 393   242 815 825
NATIONAL REVENUE
FUND
Provinces            93 895 283   107 538 362   120 884 502    135 291 632  135 291 632   150 752 930   167 701 393   187 099 825
Equitable Share
State Debt Costs     46 807 724    46 312 940    48 851 192     51 849 000   51 160 000    52 049 000    53 324 000    55 716 000
---------------------------------------------------------------------------------------------------------------------------------
TOTAL               150 565 988   165 963 213   183 245 655    201 335 099   200409 599   218 349 875   239 535 778   262 585 265
=================================================================================================================================
Change to 2005 Budget estimate                                   (486 800)  (1 412 300)      (79 411)     5 664 123    14 376 217
---------------------------------------------------------------------------------------------------------------------------------

                                                                             129

2006 Estimates of National Expenditure

TABLE 8.1 NATIONAL TREASURY (CONTINUED)

                                                                     ADJUSTED      REVISED
                                     AUDITED OUTCOME            APPROPRIATION     ESTIMATE     MEDIUM-TERM EXPENDITURE ESTIMATE
                         --------------------------------------------------------------------------------------------------------
R thousand                   2002/03      2003/04      2004/05        2005/06                 2006/07       2007/08      2008/09
---------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT                   48 538 403   48 094 558   50 570 433     53 845 612   53 030 112   54 476 774   56 024 204   58 600 650
PAYMENTS
Compensation of              107 277      127 363      162 315        216 524      188 524      294 005      325 882      348 270
employees
Social                     1 228 462    1 259 073    1 199 958      1 319 965    1 319 965    1 386 042    1 466 494    1 539 944
contributions for
retired employees
Goods and                    394 138      394 132      356 353        460 123      361 623      747 727      907 828      996 436
services
of which:
Communication                  7 117        6 851        8 611         16 153       16 153        9 220        9 792        10 392
Computer                       1 539        1 034      189 487        237 582      157 582      319 176      477 614      557 447
Services
Consultants,                 280 325      312 967       64 688         70 428       51 928      292 564      288 615      271 278
contractors and
special services
Inventory                      8 174        8 351       16 091         13 246       13 246       14 711       15 682       16 643
Maintenance                    1 696        1 222        3 101          5 603        5 603        3 246        3 398        3 606
repair and
running cost
Operating leases              11 411       12 817       15 321         16 898       16 898       16 801       18 089       20 253
Travel and                    15 846       15 841       15 716         36 392       36 392       46 400       48 577       51 555
subsistence
Personnel                      3 510        8 616        6 363          2 122        2 122        3 005        3 193        3 389
Agency Fees
Audit fees                     5 049        6 626        5 139          8 187        8 187       11 543       11 827       12 552
Municipal                      5 577        5 884        6 177          6 666        6 666        7 810        8 476        9 010
Services
Interest and rent         46 807 724   46 312 940   48 851 192     51 849 000   51 160 000   52 049 000   53 324 000   55 716 000
on land
Financial                        802        1 050          615             --           --           --           --           --
transactions in
assets and
liabilities
TRANSFERS AND            101 992 559  117 856 197  132 665 238    147 467 726  147 357 726  163 860 550  183 498 613  203 970 913
SUBSIDIES
Provinces and             96 151 603  110 778 055  124 819 255    139 571 756  139 571 756  155 469 756  174 524 075  194 496 532
municipalities
Departmental               4 893 217    5 634 106    6 773 404      6 652 817    6 652 817    7 148 282    7 663 896    8 099 711
agencies and
accounts
Universities and                  --           --          795          5 000        5 000        5 000        5 000        5 000
technikons
Public                            --          200           --         50 500          500          500           --           --
corporations and
private
enterprises
Foreign                      299 629      429 315      366 907        443 896      393 896      423 667      452 883      476 875
governments and
international
organisations
Non-profit                        50           52           56             58           58           62           65          68
institutions
Households                   648 060    1 014 469      704 821        743 699      733 699      813 283      852 694      892 727
PAYMENTS FOR                  35 026       12 458        9 984         21 761       21 761       12 551       12 961       13 702
CAPITAL ASSETS
Buildings and                  5 600           --           --             --           --           --           --           --
other fixed
structures
Machinery and                 29 426       11 770        8 378         20 460       20 460       12 196       12 572       13 289
equipment
Software and                      --          688        1 606          1 301        1 301          355          389          413
other intangible
assets
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                    150 565 988  165 963 213  183 245 655    201 335 099  200 409 599  218 349 875  239 535 778  262 585 265
=================================================================================================================================

                                                       Vote 8: National Treasury

EXPENDITURE TRENDS

Most of the department's direct expenditure goes towards transfer payments, including provincial and local government transfers, civil and military pensions payments, and transfers to the South African Revenue Service (SARS) and the
Secret Services.

Between 2002/03 and 2005/06, expenditure increased from R9,9 billion to R14,2 billion at an average annual rate of 12,9 per cent. The increase went mainly towards transfers, and there were also significant increases in the department's core programmes.

Expenditure is expected to increase substantially over the 2006 medium-term expenditure framework (MTEF) period, mainly due to increases in transfers to
SARS, the implementation of the improved financial management system (IFMS)
project and the introduction of the neighbourhood development partnership grant.
Expenditure is expected to reach R19,8 billion in 2008/09. Much of the future increase will go towards provincial and local government transfers.

Included in the additional allocations of the 2006 Budget are: R200 million in
2006/07, R350 million in 2007/08 and R420 million in 2008/09 for implementing the IFMS; R336 million (2006/07), R502 million (2007/08) and R601 million
(2008/09) for the South African Revenue Service; and R50 million (2006/07), R950 million (2007/08) and R1,5 billion (2008/09) for the neighbourhood development partnership grant.

DIRECT CHARGES ON THE NATIONAL REVENUE FUND

The department is responsible for the main statutory transfers to provincial governments. More information on these transfers can be found in chapter 7 and annexure E of the 2006 Budget Review and the 2006 Division of Revenue Bill. In
addition, the National Treasury vote includes a provision for servicing government's debt obligations, which are direct charges against the National
Revenue Fund in terms of section 73 of the PFMA. In 2005/06, expenditure on state debt costs will be R689 million lower than indicated in the 2005 Adjusted
Estimates Budget, mainly due to lower borrowing requirements and lower domestic interest rates, and lower foreign interest payments due to the appreciation of the rand.

DEPARTMENTAL RECEIPTS

The main item of revenue is the interest on government deposits, and interest and dividends received from the South African Reserve Bank. Over the medium term, revenue is expected to decrease from R3,5 billion in 2006/07 to R3,1 billion in 2008/09, due to lower domestic interest rates, especially interest on exchequer investments.

TABLE 8.2 DEPARTMENTAL RECEIPTS

                                                                            ADJUSTED
                                               AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                                      -------------------------------------------------------------------------------
R thousand                              2002/03    2003/04    2004/05        2005/06    2006/07    2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                 1 485 043  2 131 387  1 941 457      1 983 973  3 486 659  3 377 324  3 148 819
Sales of goods and services              10 232     12 295     43 916         39 573     41 552     45 707     48 509
produced by department
Fines, penalties and forfeits               555    100 000    150 000            642        675        742        787
Interest, dividends and rent on land  1 457 683  2 009 569  1 742 186      1 920 490  3 420 000  3 304 000  3 071 000
Sales of capital assets                      --         --        307             --         --         --         --
Financial transactions in assets and     16 573      9 523      5 048         23 268     24 432     26 875     28 523
liabilities
---------------------------------------------------------------------------------------------------------------------
TOTAL                                 1 485 043  2 131 387  1 941 457      1 983 973  3 486 659  3 377 324  3 148 819
=====================================================================================================================

                                                                             131

2006 Estimates of National Expenditure

PROGRAMME 1: ADMINISTRATION

Administration provides strategic management and administrative support to
National Treasury, giving managerial leadership to the work of the department.

EXPENDITURE ESTIMATES

TABLE 8.3 ADMINISTRATION

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Minister(1)                          691       747       791             837          887       934       981
Deputy Minister(2)                   511       552       625             680          721       759       797
Management                        26 423    12 898    14 196          24 216       28 487    30 513    31 944
Corporate Services                79 271    76 211    73 737         113 228       81 333    83 517    93 472
Property Management               16 121    17 858    20 057          21 672       23 934    26 009    27 919
---------------------------------------------------------------------------------------------------------------
TOTAL                            123 017   108 266   109 406         160 633      135 362   141 732   155 113
===============================================================================================================
Change to 2005 Budget estimate                                        48 817       17 553    19 326    25 203
---------------------------------------------------------------------------------------------------------------

(1)  Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

(2)  Payable as from 1 April 2005. Salary: R 544 123. Car allowance: R 136 030.

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  93 995    94 707   104 983         146 978      132 304   138 180   151 343
Compensation of employees         28 912    31 174    36 884          49 416       61 933    65 847    69 884
Goods and services                65 053    63 046    68 092          97 562       70 371    72 333    81 459
of which:
Communication                      3 996     3 937     6 374          12 168        2 478     2 696     2 861
Computer Services                    507       707     3 509           3 196        3 345     3 759     3 989
Consultants, contractors and      27 640    23 090    12 162          21 473       13 708    11 569    12 278
special services
Inventory                          1 960     2 374     3 125           3 752        2 998     3 246     3 445
Maintenance repair and running     1 024     1 031     1 877           3 584        1 965     2 057     2 183
cost
Operating leases                  10 338    11 711    14 163          15 232       16 184    17 443    19 567
Travel and subsistence             5 431     4 414     4 402          10 208       13 274    14 080    14 943
Audit fees                         4 983     4 620     5 139           6 198        6 709     6 764     7 179
Municipal Services                 5 577     5 884     6 177           6 666        7 810     8 476     9 010
Financial transactions in             30       487         7              --           --        --        --
assets and liabilities
TRANSFERS AND SUBSIDIES              180     4 717       278             338          176       165       175
Provinces and municipalities          84        92       112             116           16        --        --
Departmental agencies and             96       118       166             140          160       165       175
accounts
Households                            --     4 507        --              82           --        --        --
PAYMENTS FOR CAPITAL ASSETS       28 842     8 842     4 145          13 317        2 882     3 387     3 595
Buildings and other fixed          5 600        --        --              --           --        --        --
structures
Machinery and equipment           23 242     8 378     2 804          12 336        2 632     3 087     3 276
Software and other intangible         --       464     1 341             981          250       300       318
assets
---------------------------------------------------------------------------------------------------------------
TOTAL                            123 017   108 266   109 406         160 633      135 362   141 732   155 113
===============================================================================================================

                                                       Vote 8: National Treasury

TABLE 8.3 ADMINISTRATION (CONTINUED)

                                                                        ADJUSTED
                                           AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                     ------------------------------------------------------------------------------
R thousand                           2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                   96       118       166             140          160       165       175
Finance, Accounting,                      96       118       166             140          160       165       175
Management, Consulting and
other Financial Services
(Fasset) Sector Education and
Training Authority
-------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure between 2002/03 and 2004/05 decreased from R123 million to R109,4 million, due to delays in re-scoping the document management system project, the review of structures for IT and the refurbishment of office accommodation.
Expenditure increased in 2005/06, by 46,8 per cent compared to the previous year, reaching R160,6 million, as the projects were implemented.

There will be a moderate increase in expenditure between 2005/06 and 2008/09, from R135,4 million to R155,1 million, an average annual increase of 7 per cent.
The increase is due to the devolution of funds from the Department of Public
Works and capacity building in corporate services.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. National Treasury received the following amounts: R23,9 million in 2006/07, R26 million in 2007/08 and R27,9 million in 2008/09. Expenditure has been adjusted for 2002/03 to
2005/06.

PROGRAMME 2: ECONOMIC PLANNING AND BUDGET MANAGEMENT

The Economic Planning and Budget Management programme provides for professional advice and support to the Minister of Finance on economic and fiscal policy, international financial relations, financial regulation, tax policy, intergovernmental financial relations and public finance development, and for the management of the annual budget process.

There are four subprogrammes:

o    Public Finance manages National Treasury's relations with other national departments, provides budgetary support to departments, and advises the minister and the rest of National Treasury on departmental and government cluster matters. Focus areas include: departmental and sectoral financing and budgeting; monitoring financial management, expenditure and service delivery; policy analysis and policy development support; and, through the technical assistance unit, project management support for development programmes and initiatives.

o    Budget Office provides fiscal policy advice, oversees expenditure planning and the national budget process, leads the budget reform programme, co-ordinates international technical assistance and donor finance, supports
     PPPs, and compiles public finance statistics.

o    Intergovernmental Relations co-ordinates fiscal relations between national, provincial and local government, and promotes sound provincial and municipal budgetary planning, reporting and financial management.

o    Economic Policy is responsible for providing macroeconomic analysis and policy advice, managing international financial relations, formulating tax policy and legislation, and co-

                                                                             133

2006 Estimates of National Expenditure

     ordinating with the South African Reserve Bank on various areas of monetary policy, and with the Financial Services Board on the regulation of financial services.

EXPENDITURE ESTIMATES

TABLE 8.4 ECONOMIC PLANNING AND BUDGET MANAGEMENT

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Public Finance                          19 024    26 892    35 354          36 164       39 800    42 432    45 330
Budget Office                           17 159    30 339    39 998          40 466       57 752    56 503    59 780
Intergovernmental Relations             13 587    19 691    24 034          52 084       65 633    66 243    52 138
Economic Policy                         36 652    29 514    36 348          41 235       83 471    93 892    88 282
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   86 422   106 436   135 734         169 949      246 656   259 070   245 530
=====================================================================================================================
Change to 2005 Budget estimate                                              18 188       83 600    88 394    64 391
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        83 948    97 623   125 574         156 135      230 104   243 293   229 644
Compensation of employees               43 372    58 178    73 642          96 227      120 191   136 369   148 785
Goods and services                      40 576    39 440    51 928          59 908      109 913   106 924    80 859
of which:
Communication                            1 209       954       695           1 282        1 505     1 601     1 699
Computer Services                          275       188       184             549          725       767       814
Consultants, contractors and special    24 697    18 425    24 808          31 985       86 339    81 481    53 680
services
Inventory                                3 708     4 498     8 251           5 409        5 615     5 971     6 337
Maintenance repair and running cost        106        87       101             529          106       111       118
Operating leases                           316       345       510             514          534       559       593
Travel and subsistence                   6 460     8 547     7 860          10 484       12 922    13 191    14 000
Personnel Agency Fees                    1 833     3 304     3 011           1 459        1 218     1 340     1 422
Financial transactions in assets and        --         5         4              --           --        --        --
liabilities
TRANSFERS AND SUBSIDIES                    130     7 447     7 019          11 794       14 519    14 000    14 000
Provinces and municipalities               130       176       224             294           19        --        --
Departmental agencies and accounts          --     6 000     6 000           6 000        9 000     9 000     9 000
Universities and technikons                 --        --       795           5 000        5 000     5 000     5 000
Public corporations and private             --       200        --             500          500        --        --
enterprises
Foreign governments and                     --     1 000        --              --           --        --        --
international organisations
Households                                  --        71        --              --           --        --        --
PAYMENTS FOR CAPITAL ASSETS              2 344     1 366     3 141           2 020        2 033     1 777     1 886
Machinery and equipment                  2 344     1 349     3 044           1 946        1 928     1 688     1 791
Software and other intangible assets        --        17        97              74          105        89        94
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   86 422   106 436   135 734         169 949      246 656   259 070   245 530
=====================================================================================================================

                                                       Vote 8: National Treasury

TABLE 8.4 ECONOMIC PLANNING AND BUDGET MANAGEMENT (CONTINUED)

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
---------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND
ACCOUNTS
PUBLIC ENTITIES
CURRENT                                     --     6 000     6 000           6 000        9 000     9 000     9 000
Project Development Facility-Trading        --     6 000     6 000           6 000        9 000     9 000     9 000
Account
UNIVERSITIES AND TECHNIKONS
CURRENT                                     --        --       795           5 000        5 000     5 000     5 000
University of Cape Town                     --        --       795           5 000        5 000     5 000     5 000
PUBLIC CORPORATIONS AND PRIVATE ENTERPRISES
PRIVATE ENTERPRISES
OTHER TRANSFERS
CURRENT                                     --       200        --             500          500        --        --
Finmark Trust                               --       200        --              --           --        --        --
Centre for Development and                  --        --        --             500          500        --        --
Enterprises
FOREIGN GOVERNMENTS AND INTERNATIONAL ORGANISATIONS
CURRENT                                     --     1 000        --              --           --        --        --
African Union                               --     1 000        --              --           --        --        --
---------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased rapidly from R86,4 million in 2002/03 to R169,9 million in
2005/06, at an average annual rate of 25,3 per cent, mainly due to increases in analytical and advisory capacity as well as improvements in the quality of economic and fiscal planning.

2006/07 and 2007/08 will be characterised by increased spending due to the implementation of the infrastructure delivery improvement programme (IDIP), capacity building, research projects, increased transfer to the project development facility trading account and the secretariat for the G20 in 2007/08.
The IDIP programme will be scaled down by 2008/09, resulting in a reduction of total expenditure by 5,2 per cent compared to the previous year. The decrease has been offset against the increase in expenditure, as spending on the 2010
World Cup unit has been included in the outer years of the MTEF.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Public finance

Improvements were made to departments' measurable objectives in 2004, making them more realistic. The technical assistance unit supported 51 projects as part of its project management support.

Budget office

Through the PPP unit, 4 transactions were concluded and 53 projects registered between 2002 and 2005. By the end of 2004/05, the project development facility, established as a National Treasury trading account by the PPP unit in 2003, had committed more than R12 million in transaction advisory support to institutions undertaking PPPs.

                                                                             135

2006 Estimates of National Expenditure

The Collaborative Africa Budget Reform Initiative, CABRI, launched in South
Africa in December 2004, hosted its second budget seminar at the end of 2005.
The budget seminar was attended by budget officials from seventeen African countries, representatives from regional and international institutions and donors.

Intergovernmental relations

The division facilitated comprehensive reviews of both the provincial and local government equitable share formulas, which culminated in new formulas in the
2005 Budget. The implementation of the Municipal Finance Management Act (2003)
marked the start of the formal process of extending several of the reforms implemented at national and provincial levels to municipalities.

Economic policy

The division's outputs include research on accelerating growth in South Africa, the treatment of tax medical deductions and a replacement tax for the Regional
Services Council levy, and retirement pension reforms, including greater transparency on costs in the life assurance industry. Key highlights include the contracting of internal and local panels to assess government's accelerated and shared growth initiative and the compensation agreement with the major life policy companies for the early surrender or amendment of retirement annuities and endowment polices.

SELECTED MEDIUM-TERM OUTPUT TARGETS

ECONOMIC PLANNING AND BUDGET MANAGEMENT

MEASURABLE OBJECTIVE: Promote growth, social development and poverty reduction through sound economic, fiscal and financial policies, efficient revenue measures, and the effective, efficient and appropriate allocation of public funds.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                               MEASURE/INDICATOR                  TARGET
------------------------------------------------------------------------------------------------------------------------------------

Public Finance     Sectoral and departmental policy     Timely and relevant analysis       Assessment of policy priorities for
                   advice                               and advice                         medium term

                   Expenditure analysis                 Quality of expenditure             Introduction of new in-year expenditure
                                                        estimates                          monitoring system during medium term and
                                                                                           phasing in of consolidated departmental
                                                                                           and agency estimates and expenditure
                                                                                           reports from 2006/07

                   Project management support           Improved project and financial     Growth in project flow and measured
                   (technical assistance unit)          management                         progress in service delivery of
                                                                                           client departments and agencies from
                                                                                           medium term
------------------------------------------------------------------------------------------------------------------------------------
Budget Office      Annual budget framework and          Integrity of budget framework:     Moderate budget deficit and sound fiscal
                   division of revenue                  fiscal sustainability, structure   framework
                                                        and trends in fiscal indicators

                   Budget Review, Estimates of          Quality of budget                  Timely publication, accuracy of scope and
                   National Expenditure,                documentation                      quality of content
                   appropriation legislation, treasury
                   guidelines and public finance
                   statistics

                   PPP agreements                       Increased PPP oversight            Restructuring of PPP advisory and
                                                        capacity                           regulatory functions

                   International co-operation           Alignment of official              Improved co-ordination between ODA
                   agreements                           development assistance (ODA)       planning and budget process in the medium
                                                        with government priorities         term
------------------------------------------------------------------------------------------------------------------------------------

                                                       Vote 8: National Treasury

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                               MEASURE/INDICATOR                  TARGET
------------------------------------------------------------------------------------------------------------------------------------

Intergovernmental  Support for provincial and           Number of provinces and            9 provincial treasuries and 157 high- and
Relations          municipal development                municipalities in which financial  medium-capacity municipalities over the
                                                        management programmes and          medium term
                                                        reforms have been
                                                        implemented in order to
                                                        implement the MFMA

                   Facilitate infrastructure delivery   Provincial infrastructure plans    Appointment of technical assistants to
                   and improvements in provinces        complying with guidelines          assist provincial departments to prepare
                                                        provided by National Treasury      plans
------------------------------------------------------------------------------------------------------------------------------------
Economic Policy    Macroeconomic policy analysis        Coherence of economic policy       Sustainable growth and development
                   and advice

                   Financial sector policy advice,      Deepening financial markets        Stable financial sector
                   legislation and regulations

                   Tax policy analysis and advice       Tax policy reforms and revision    Robust tax revenue performance and
                                                        of tax legislation                 structural adjustments of the overall tax
                                                                                           system
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: ASSET AND LIABILITY MANAGEMENT

The Asset and Liability Management programme manages government's financial asset and liability portfolio in a way that ensures prudent cash management, asset restructuring, financial management and optimal management of government's domestic and foreign debt portfolio.

Apart from Management, there are four subprogrammes:

o    Asset Management monitors and enforces government bodies' and public entities' corporate governance compliance with the PFMA, and co-ordinates the borrowing activities of public entities in line with Treasury regulations.

o    Liability Management provides for government's liquidity needs, and manages domestic and foreign debt.

o    Financial Operations is responsible for managing government's liquidity requirements, and making sure that all government's debt transactions are accounted for and reported on, in terms of the PFMA and all other multilateral institutions' reporting requirements. It also provides for the systems used for storing information required by the different sections of the programme.

o    Strategy and Risk Management develops and maintains a government-wide risk management framework and ensures that the strategies adopted by the Asset and Liability Management programme are in line with the agreed framework.

EXPENDITURE ESTIMATES

TABLE 8.5 ASSET AND LIABILITY MANAGEMENT

SUBPROGRAMME                                                        ADJUSTED
                                         AUDITED OUTCOME       APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Management                         7 021    31 143     3 008           7 520       11 953    11 829    12 509
Asset Management                   2 207     4 934     5 634           4 462        7 734     8 274     8 750
Liability Management               4 414     6 007     7 466           6 141       10 473    11 210    11 854
Financial Operations               3 812     7 563     7 073           7 971        9 474    10 152    10 735
Strategy and Risk Management       2 608     2 220     3 079           4 749        5 840     6 274     6 634
---------------------------------------------------------------------------------------------------------------
TOTAL                             20 062    51 867    26 260          30 843       45 474    47 739    50 482
===============================================================================================================
Change to 2005 Budget estimate                                      (18 879)        (460)     (482)     (695)
---------------------------------------------------------------------------------------------------------------

                                                                             137

2006 Estimates of National Expenditure

TABLE 8.5 ASSET AND LIABILITY MANAGEMENT (CONTINUED)

                                                                      ADJUSTED
                                            AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------
R thousand                            2002/03  2003/04  2004/05        2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                       19 447   50 750   25 326         29 690     44 964      47 207     49 917
Compensation of employees              11 186   13 789   17 658         22 186     25 886      27 961     29 275
Goods and services                      8 261   36 958    7 668          7 504     19 078      19 246     20 643
of which:
Communication                             420      419      129            249        999       1 049      1 113
Computer Services                         145      139    2 724          2 744      4 293       3 721      3 949
Consultants, contractors and special    4 076   32 609      120            499        376         401        426
services
Inventory                                 713      365      415            241      1 228       1 289      1 368
Maintenance repair and running cost       112        9    1 001             37      1 047       1 097      1 164
Operating leases                          146      139       42             82         44          46         49
Travel and subsistence                  1 625    1 134      858          1 410      3 377       3 546      3 763
Personnel Agency Fees                     628      501      380             74        760         798        847
Audit Fees                                 --    1 060       --            591      1 276       1 340      1 422
Financial transactions in assets and       --        3       --             --         --          --         --
liabilities
TRANSFERS AND SUBSIDIES                    33      186       54             53          3          --         --
Provinces and municipalities               33       41       54             53          3          --         --
Households                                 --      145       --             --         --          --         --
PAYMENTS FOR CAPITAL ASSETS               582      931      880          1 100        507         532        565
----------------------------------------------------------------------------------------------------------------
Machinery and equipment                   582      725      869          1 100        507         532        565
Software and other intangible assets       --      206       11             --         --          --         --
----------------------------------------------------------------------------------------------------------------
TOTAL                                  20 062   51 867   26 260         30 843     45 474      47 739     50 482
================================================================================================================

EXPENDITURE TRENDS

Between 2002/03 and 2004/05, this programme underspent its budget by an average of 38 per cent. This was due mainly to the delayed starting dates of special projects such as the review of state-owned enterprises' treasury operations, the review of the mandates of development finance institutions (DFIs), and the development of internal systems that cater for the division's needs. These projects are expected to be implemented over the 2006 MTEF, which should result in total expenditure increasing more rapidly from R30,8 million in 2005/06 to
R50,5 million in 2008/09, at an average rate of 17,8 per cent.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Prudent debt and cash management strategies enable government to meet its borrowing requirement. These strategies also contributed to lowering government debt and the cost of servicing debt-to-GDP ratios. Following government's stable record of macroeconomic policy and fiscal management, all three major rating agencies upgraded South Africa's sovereign credit rating to BBB+.

The scope of risk management was broadened from a market risk analysis of government's debt portfolio to a government-wide risk management approach.
Liquidity and refinancing risk, inflation risk and currency risk are managed by determining an optimal debt maturity profile, a balanced choice between fixed and floating rate debt, and a preferred level and composition of

                                                       Vote 8: National Treasury

foreign debt. Country and credit risks are associated, among others, with cash deposits held with counterparties and guarantees provided to state-owned entities (contingent liability).

Emphasis continues to be on improving financial performance, increasing levels of operational efficiency and cost-effective service provision by the state-owned entities. Improved financial performance will be supported by initiatives that include an assessment of treasury operations of state-owned entities, a review of the mandates of development finance institutions, and an evaluation of policies concerning financial distribution and capital stakeholders.

SELECTED MEDIUM-TERM OUTPUT TARGETS

ASSET AND LIABILITY MANAGEMENT

MEASURABLE OBJECTIVE: Manage government's asset and liability portfolio in a way that ensures prudent cash management, asset restructuring, financial management and optimal management of government's domestic and foreign debt portfolio.

------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME          OUTPUT                           MEASURE/INDICATOR           TARGET
------------------------------------------------------------------------------------------------------------------

Asset Management      Present the report on the       Percentage of DFIs reviewed  55% by 31 March 2007
                      review of mandates of
                      development finance
                      institutions (DFIs)

                      Present the report on the       Percentage of SOEs reviewed  60% by 31 March 2007
                      review of SOEs' treasury
                      operations

                      SOE dividend policy formulated  Financial modelling of       60% modelled by 31 March 2007
                                                      appropriate dividend policy
                                                      for SOEs
------------------------------------------------------------------------------------------------------------------
Liability Management  Financing of government's       Annual total government      Net positive issuance of
                      net borrowing requirements      borrowing needs fully met    R50,4 billion by 31 March 2007

                      Reduce debt service cost        Debt service cost declines   3,4% of GDP by 31 March 2007
                                                      as percentage of GDP
------------------------------------------------------------------------------------------------------------------
Financial Operations  Sound cash flow forecasts       Government's liquidity       Forecasting of R1,1 flows by 31
                                                      requirements met every time  trillion of cash March 2007

                      Optimise return on investment   Reduction of  non-interest   31 March 2008
                                                      bearing liquidity buffer

                      Fully automated and integrated  Straight-through processing  Acquisition and integration
                      treasury management systems                                  of middle and front office
                                                                                   system by 31 March 2008
------------------------------------------------------------------------------------------------------------------
Strategy and Risk     Minimising and mitigating risks Performance against
Management            emanating from government debt  benchmarks:
                      portfolio (market risk)
                                                      Floating vs fixed debt       30% floating and 70% fixed
                                                                                   by 31 March 2007

                                                      Foreign debt vs domestic     20% foreign and 80% domestic
                                                      debt                         by 31 March 2007

                      Minimising and mitigating       Adherence to the surplus     20%-29% per counterparty by
                      counterparty risks emanating    cash benchmarked investment  31 March 2007
                      from the investment of surplus  ratios with 4 commercial
                      cash                            banks

                                                      Capping of the investment    50% of capital and reserves
                                                      per counterparty             by 2007
------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: FINANCIAL MANAGEMENT AND SYSTEMS

The Financial Management and Systems programme manages and regulates government's supply chain processes, implements and maintains standardised financial systems, and co-ordinates the implementation of the PFMA and related capacity-building initiatives.

Apart from Management, there are three subprogrammes:

o    Supply Chain Management develops policy that regulates the supply chain processes in the public sector, monitors policy outcomes, and facilitates and manages transversal term contracts on behalf of government.

o    PFMA Implementation and Co-ordination provides for National Treasury's monitoring role in the implementation of the PFMA and related training initiatives.

                                                                             139

2006 Estimates of National Expenditure

o    Financial Systems is responsible for maintaining and improving existing financial management systems, and replacing outdated systems with those that comply with the PFMA and GRAP.

EXPENDITURE ESTIMATES

TABLE 8.6 FINANCIAL MANAGEMENT AND SYSTEMS

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05      2005/06         2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Management                               4 363     1 080     1 151        1 231           1 345     1 413     1 514
Supply Chain Management                 10 205    19 392    30 567       34 828          32 128    34 105    36 064
PFMA Implementation and Co-              5 114    10 347     5 250       14 327          15 076    15 895    16 809
ordination
Financial Systems                      238 334   203 494   189 448      245 890         511 249   673 974   773 567
Operational costs                       21 904    18 935    26 033       34 358          51 293    58 656    61 884
Basic Accounting System (BAS)           76 091    64 561    59 183       65 078          85 040    85 005    90 564
Persal                                  42 005    44 256    39 259       44 087          53 888    57 621    59 368
Logis                                   51 453    37 280    34 226       48 257          46 358    48 889    51 650
Vulindlela                              34 219    16 953    20 641       18 123          24 267    25 531    26 897
Financial Management System             12 662    10 934     4 965           --                        --        --
(FMS)
Intergrated Financial Management            --    10 575     5 141       35 987         250 403   398 272   483 204
System (IFMS)
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  258 016   234 313   226 416      296 276         559 798   725 387   827 954
=====================================================================================================================
Change to 2005 Budget estimate                                           14 277         189 075   335 726   414 405
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                       254 760   233 361   225 354      292 847         556 405   721 865   824 216
Compensation of employees               21 307    20 289    23 487       31 200          56 535    61 079    64 076
Goods and services                     233 453   213 071   201 867      261 647         499 870   660 786   760 140
of which:
Communication                            1 279     1 361     1 306        1 698           2 179     2 267     2 406
Computer Services                          510        --   182 529      230 018         305 735   464 019   543 019
Consultants, contractors and special   188 615   206 454     6 145          843         172 069   176 618   185 436
services
Inventory                                1 036       701     3 882        1 965           2 271     2 357     2 501
Maintenance repair and running cost        425        71        66        1 034              69        72        76
Travel and subsistence                   1 788     1 503     1 211        4 876           5 639     5 917     6 280
Audit Fees                                  66       946        --        1 398           2 280     2 385     2 531
Financial transactions in assets and        --         1        --           --              --        --        --
liabilities
TRANSFERS AND SUBSIDIES                     64        54        71           94               9        --        --
Provinces and municipalities                64        54        71           94               9        --        --
PAYMENTS FOR CAPITAL ASSETS              3 192       898       991          335           3 384     3 522     3 738
Machinery and equipment                  3 192       897       834        3 089           3 384     3 522     3 738
Software and other intangible assets        --         1       157          246              --        --        --
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  258 016   234 313   226 416      296 276         559 798   725 387   827 954
=====================================================================================================================

EXPENDITURE TRENDS

A decrease in expenditure of 9,2 per cent from 2002/03 to 2003/04 was a result of the delayed development and implementation of the integrated financial management system. The sharp increase in expenditure by 30,9 per cent in 2005/06 compared to the previous year is due to the implementation of the integrated financial management system and continuous work on other systems such as the basic accounting system, Logis and Persal. In the subsequent years between
2006/07 and 2008/09, expenditure is expected to increase rapidly from R559,8 million to

                                                       Vote 8: National Treasury

R828 million respectively, at an average annual rate of 21,6 per cent, due to the implementation of the IFMS. The IFMS received additional budget allocations for 2006/07 of R200 million, growing to R350 million in 2007/08 and R420 million in 2008/09.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Supply chain management

Supply chain management has been implemented in all national and provincial departments and in the majority of constitutional institutions and schedule 3A and 3C public entities. Municipal supply chain management regulations were promulgated in May 2005. To assist municipalities with the implementation, a generic supply chain policy, guide for accounting officers, municipal bidding documents and an implementation checklist were issued.

Implementing and co-ordinating the PFMA

During the second quarter of 2005, the PFMA implementation unit submitted detailed reports to the Standing Committee on Public Accounts (SCOPA) and the
Portfolio Committee on Finance on all initiatives undertaken by the National
Treasury to help departments, constitutional institutions and public entities to implement the PFMA. National Treasury has engaged external training service providers to help with training for supply chain management, the standard chart of accounts, risk management and internal auditing.

Better financial systems

During 2004, across all departments, trading accounts and revenue funds as prescribed and approved by the accountant general, full migration from the financial management system (FMS) to the basic accounting system (BAS) and the implementation of the standard chart of accounts, was achieved. Cabinet approved the master system plan to continue with the IFMS project. This points to a marked improvement in government's financial and human resources management systems as a whole.

SELECTED MEDIUM-TERM OUTPUT TARGETS

FINANCIAL MANAGEMENT AND SYSTEMS

MEASURABLE OBJECTIVE: Regulate and oversee public sector supply chain management and standardise financial systems of national and provincial government, while-
co-ordinating the implementation of the PFMA.

-----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME          OUTPUT                             MEASURE/INDICATOR                    TARGET
-----------------------------------------------------------------------------------------------------------------------

Supply Chain          Regulate and monitor supply        Implement consistent legislative     Phased implementation
Management            chain management policy in         and policy framework                 strategy and reports to
                      government                                                              Cabinet as and when
                                                                                              required

                      Facilitate the arrangement of      Reduced turnaround time              Reduce average turnaround
                      general transversal contracts on                                        time from 5 months to 3
                      behalf of government                                                    months
-----------------------------------------------------------------------------------------------------------------------
PFMA Implementation   Co-ordinate implementation of      Report to Portfolio Committee of     July 2006
and Co-ordination     PFMA and related training          Finance and SCOPA on progress with
                      initiatives, as well as monitor    PFMA implementation
                      implementation in institutions
                      to which the act applies           PFMA Amendment Bill submitted to     August 2006
                                                         Parliament
-----------------------------------------------------------------------------------------------------------------------

                                                                             141

2006 Estimates of National Expenditure

-----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME          OUTPUT                             MEASURE/INDICATOR                    TARGET
-----------------------------------------------------------------------------------------------------------------------

Financial Systems     Implement, maintain and            Percentage of availability and       System 98% available
                      improve financial management       stability of financial systems       during office hours
                      systems                            within office hours

                                                         IFMS phased implementation           Quarterly progress
                                                                                              reports to Cabinet
-----------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: FINANCIAL ACCOUNTING AND REPORTING

The Financial Accounting and Reporting programme seeks to achieve accountability to the general public by promoting transparency and effectiveness in the delivery of public services, especially in the management of revenue, expenditure, assets and liabilities. It sets new, and improves existing government accounting policies and practices to ensure compliance with the standards of GRAP; prepares consolidated financial statements; and tries to improve the timeliness, accuracy and efficiency of financial reporting.

There are six subprogrammes:

o    Financial Reporting for National Accounts is responsible for accounting for the National Revenue Fund and the RDP Fund, banking services for national government, and preparing consolidated financial statements.

o    Financial Management Improvement includes improving financial management and providing training, developing and implementing accounting policies, and internal audit services. It also assists the Institute for Public
     Finance and Auditing.

o    Investment of Public Monies accommodates augmentation of the Public
     Investment Corporation's bank account.

o    Service Charges (Commercial Banks) provides for bank service charges for all departments' deposit accounts.

o    Audit Statutory Bodies provides for compensation for certain shortfalls of statutory bodies and municipalities in terms of the Auditor-General Act
     (1995).

o    Contingent Liabilities: Reinsurance Liabilities provides for reinsurance granted to insurers arising from loss or damage to property, funds payments or consequential loss as a result of riots in terms of the Reinsurance of
     Damages and Losses Act (1989), and grants loans and advances to such insurers in terms of the act.

EXPENDITURE ESTIMATES

TABLE 8.7 FINANCIAL ACCOUNTING AND REPORTING

SUBPROGRAMME                                                             ADJUSTED
                                            AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      ------------------------------------------------------------------------------
R thousand                            2002/03   2003/04   2004/05         2005/06      2006/07    2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------

Financial Reporting for National       25 090    23 445    19 651          33 897       51 536     55 225    59 766
Accounts
Financial Management Improvement        7 222     2 453     4 424           9 764       20 046     21 049    22 603
Investment of Public Monies                --        --        --               1            1          1         1
Service Charges (Commercial             5 634     7 624       160              27           --         --        --
Banks)
Audit Statutory Bodies                 11 877    11 195     7 667          14 300       15 100     15 800    16 545
Contingent Liabilities: Reinsurance        --        --        --               1            1          1         1
Liabilities
-------------------------------------------------------------------------------------------------------------------
TOTAL                                  49 823    44 717    31 902          57 990       86 684     92 076    98 916
===================================================================================================================
Change to 2005 Budget estimate                                           (27 644)     (11 835)   (11 956)  (11 494)
-------------------------------------------------------------------------------------------------------------------

                                                       Vote 8: National Treasury

TABLE 8.7 FINANCIAL ACCOUNTING AND REPORTING (CONTINUED)

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                  34 283    29 230    23 106          36 912       63 075    67 538    73 225
Compensation of employees          2 500     3 933    10 644          17 495       29 460    34 626    36 251
Goods and services                31 783    25 297    12 462          19 417       33 615    32 912    36 975
of which:
Communication                        213       180       107             756        2 059     2 179     2 313
Computer Services                    102        --       541           1 075        5 078     5 348     5 676
Consultants, contractors and      20 285    16 069     7 117           1 543        5 192     2 919     3 098
special
services
Inventory                            757       413       418           1 879        2 599     2 819     2 992
Maintenance repair and running        29        24        56             419           59        61        65
cost
Operating leases                     101        23        37             656           39        41        44
Travel and subsistence               542       243     1 385           9 414       11 188    11 843    12 569
Personnel Agency Fees                 93       371       570             626          597       625       663
---------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES           15 474    15 066     7 969          19 089       19 864    20 795    21 772
Provinces and municipalities           9        12        32              54            3        --        --
Departmental agencies and         15 465    15 037     7 937          19 035       19 861    20 795    21 772
accounts
Households                            --        17        --              --           --        --        --
PAYMENTS FOR CAPITAL ASSETS           66       421       827           1 989        3 745     3 743     3 919
Machinery and equipment               66       421       827           1 989        3 745     3 743     3 919
---------------------------------------------------------------------------------------------------------------
TOTAL                             49 823    44 717    31 902          57 990       86 684    92 076    98 916
===============================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
---------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND
ACCOUNTS
PUBLIC ENTITIES
CURRENT                           15 273    14 787     7 937          19 035       19 861    20 795    21 772
Accounting Standards Board         3 396     3 592       270           4 733        4 759     4 993     5 227
Audit (Auditor-General)           11 877    11 195     7 667          14 302       15 102    15 802    16 545
CAPITAL                              192       250        --              --           --        --        --
Accounting Standards Board           192       250        --              --           --        --        --
---------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure decreased in 2003/04 and 2004/05 to R44,7 million and R31,9 million respectively, mainly due to the decline in expenditure on consultants and also due to lower claims than anticipated in relation to statutory audit fees and the phased transfer of bank services charges to individual departments. Expenditure is expected to grow at an average annual rate of 19,5 per cent over the 2006
MTEF, from R58 million in 2005/06 to R98,9 million in 2008/09, due to higher expenditure on consultancy fees, the public audit forum and skills assessment.

                                                                             143

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Financial reporting for national accounts

In 2004/05, a standardised financial reporting template was prepared and published. The unit improved on ledger closure dates and contributed to the refined in-year monitoring system to facilitate punctual monthly, quarterly and annual reporting.

Improving financial management

During 2004/05, the generic accrual accounting policies for all entities were finalised. The asset management framework policy, for recognition of assets, was finalised and the implementation drive started afterwards. An asset management guide was developed to facilitate the implementation of the asset management framework. The division has been able to conduct internal audit reviews across national and provincial departments to ensure compliance.

SELECTED MEDIUM-TERM OUTPUT TARGETS

FINANCIAL ACCOUNTING AND REPORTING

MEASURABLE OBJECTIVE: Achieve accountability to the general public by promoting transparency and effective management in relation to revenue, expenditure, and assets and liabilities in South Africa's public sector.

--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME              OUTPUT                            MEASURE/INDICATOR                TARGET
--------------------------------------------------------------------------------------------------------------------

Financial Reporting for   Monthly statement of National     Timely publishing of accurate    30 days after month end
National Accounts         Revenue Fund actual revenue and   report
                          expenditure

                          Specimen formats for annual       Completed formats that comply    31 March 2006 and 2007
                          financial statements and          with government prescripts
                          consolidated annual financial
                          statements and conduct
                          implementation sessions

                          Consolidated annual financial     Accurate and timely audited      30 September 2006
                          statements for national           consolidated annual financial
                          government                        statements for national
                                                            government
--------------------------------------------------------------------------------------------------------------------
Financial Management      Accounting policies and           Completed set of accounting      100% alignment to GRAP
Improvement               practices in support of the       policies and practices in line   standards
                          framework for the transition      with GRAP standards and
                          from cash to accrual accounting   adhering to local and
                                                            international best practices

                          Approved internal audit and       Completed set of accounting      100% alignment by March
                          risk management frameworks for    policies and practices in line   2007
                          national and provincial           with GRAP standards
                          departments

                          Internal audit and risk           Percentage compliance with       By March 2007:
                          management frameworks for         frameworks                       100% national
                          national and provincial                                            100% provincial
                          departments

                          Public sector audit committee     Public sector audit committee    30 April 2006
                          forum                             forum established

                                                            Review effectiveness of forum    31 March 2007
                                                            and report to Director-General
                                                            on refinements
--------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: PROVINCIAL AND LOCAL GOVERNMENT TRANSFERS

The Provincial and Local Government Transfers programme manages conditional grants to the provincial and local spheres of government expenditure estimates.

There are three subprogrammes:

o    Provincial Infrastructure Grant provides for the transfers to provinces and for monitoring. The grant supports accelerated infrastructure development and maintenance for roads, schools, health facilities and rural development.

                                                       Vote 8: National Treasury

o    Local Government Financial Management and Restructuring Grants provides for the transfers to municipalities, and is responsible for the design and monitoring of the financial management grant and the restructuring grant, which are for piloting budget and financial reforms. The implementation of the Municipal Finance Management Act (2003) also falls under this subprogramme. From 2008/09, the local government restructuring grant will be part of the provincial equitable share.

o    Neighbourhood Development Partnership Grant provides for the transfer to municipalities for the design of partnership projects and co-financing the construction of new and improved community facilities.

EXPENDITURE ESTIMATES

TABLE 8.8 PROVINCIAL AND LOCAL GOVERNMENT TRANSFERS

SUBPROGRAMME                                                                         ADJUSTED
                                                     AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                            -------------------------------------------------------------------------------------
R thousand                                    2002/03     2003/04   2004/05           2005/06     2006/07     2007/08     2008/09
---------------------------------------------------------------------------------------------------------------------------------

Provincial Infrastructure Grant             1 950 000   2 534 488   3 348 362       3 730 773   4 118 119   5 324 025   5 696 707
Local Government Financial                    306 000     704 830     585 898         548 740     548 657     548 657     200 000
Mnagement and Restructuring
Grants
Neighbourhood Developmnent                         --          --          --              --      50 000     950 000   1 500 000
Partnership Grant
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       2 256 000   3 239 318   3 934 260       4 279 513   4 716 776   6 822 682   7 396 707
=================================================================================================================================
Change to 2005 Budget estimate                                                             --      50 000     950 000   1 164 003
---------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                     2 256 000   3 239 318   3 934 260       4 279 513   4 716 776   6 822 682   7 396 707
Provinces and municipalities                2 256 000   3 239 318   3 934 260       4 279 513   4 716 776   6 822 682   7 396 707
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       2 256 000   3 239 318   3 934 260       4 279 513   4 716 776   6 822 682   7 396 707
=================================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
---------------------------------------------------------------------------------------------------------------------------------
PROVINCES AND MUNICIPALITIES
PROVINCES
CAPITAL                                     1 950 000   2 534 488   3 348 362       3 730 773   4 118 119   5 324 025   5 696 707
Provincial Infrastucture Grant              1 550 000   2 334 488   3 348 362       3 730 773   4 118 119   5 324 025   5 696 707
Flood Rehablilitation                         400 000     200 000          --              --          --          --          --
MUNICIPALITIES
CURRENT                                       306 000     704 830     585 898         548 740     598 657   1 498 657   1 700 000
Local Government Restructuring                151 000     494 000     387 900         350 000     350 000     350 000          --
Financial Management:                         111 000     151 000     129 000         132 500     145 250     145 250     150 000
Municipalities
Financial Management:                          44 000      59 830      68 998          66 240      53 407      53 407      50 000
Development Bank of Southern
Africa
Neighbourhood Developmnent                         --          --          --              --      50 000     950 000   1 500 000
Partnership Grant
---------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The provincial infrastructure grant, which contains the bulk of the programme's expenditure, accounting on average for 82,8 per cent over the seven-year period, addresses the backlogs in provincial infrastructure. Expenditure on the grant has increased rapidly from R2 billion in 2002/03 to R3,7 billion in 2005/06, at an average annual rate of 24,1 per cent. This growth is expected to continue to rise, with expenditure reaching R5,7 billion in 2008/09, an average increase of
15,2 per cent. This grant supports an increasing need for capital infrastructure in the provinces, hence the increase in both periods.

                                                                             145

2006 Estimates of National Expenditure

The local government financial grant amounted to R198 million in both 2004/05 and 2005/06. All the allocations were disbursed in 2004/05. These conditional grants were all disbursed as municipalities met the conditions.

Over the 2006 MTEF, R700 million has been allocated to the restructuring grant
(R350 million each year). This grant is phased out at the end of 2007/08.

The 2006 Budget includes R50 million (2006/07), R950 million (2007/08) and R1,5 billion (2008/09) for the neighbourhood development partnership grant. This is a new grant to municipalities for the design of partnership projects and for co-financing the construction of new and better community facilities.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The more detailed framework of these grants was published in appendix E2 with the Division of Revenue Act (2005). The formulation of IDIP was done to address challenges facing provinces in the delivery of infrastructure, which it is implementing with the Department of Public Works and the Development Bank of
Southern Africa.

SELECTED MEDIUM-TERM OUTPUT TARGETS

PROVINCIAL AND LOCAL GOVERNMENT TRANSFERS

MEASURABLE OBJECTIVE: Improve the pace and quality of provincial infrastructure investment and asset maintenance, promote financial management reforms in municipalities, and restructure service delivery in municipalities with large budgets.

--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                      OUTPUT                       MEASURE/INDICATOR           TARGET
--------------------------------------------------------------------------------------------------------------------------------

Provincial Infrastructure Grant   Monitoring provincial        Transfers made according    Transfers made by 31 March 2007 in
                                  infrastructure development   to conditions               compliance with the requirements of
                                                                                           the Division of Revenue Act

                                                               Reporting on compliance,    Quarterly reporting
                                                               transfers and spending
--------------------------------------------------------------------------------------------------------------------------------
Local Government Financial and    Monitoring of municipal      Transfers made according    Transfers made by 31 March 2007 in
Restructuring Management Grants   financial management         to conditions               compliance with the requirements of
                                  reforms and restructuring                                the Division of Revenue Act

                                                               Regular reporting per       Quarterly reporting as per stated
                                                               grant                       criteria and conditions

                                  Funding assistance to        Number of approved          Managing and overseeing compliance
                                  restructure and modernise    applications and            with conditions of grants by
                                  service delivery in          settings of conditions      successful municipalities by 2008
                                  large- budget
                                  municipalities
--------------------------------------------------------------------------------------------------------------------------------
Neighbourhood Development         Establish new unit           Appointment of personnel    May 2006
Development Partnership Grant                                  and setup of systems

                                  Technical assistance to      Number of municipalities    10 by March 2007
                                  municipalities
--------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 7: CIVIL AND MILITARY PENSIONS, CONTRIBUTIONS TO FUNDS AND OTHER
BENEFITS

The key objective of the Civil and Military Pensions, Contributions to Funds and
Other Benefits programme is to provide for pension and post-retirement medical benefit obligations to former employees of state departments and bodies, and for similar benefits to retired members of the military.

                                                       Vote 8: National Treasury

There are two subprogrammes:

o    Civil Pensions and Contributions to Funds provides for the payment of benefits out of pension and other funds to the beneficiaries of various public sector bodies in terms of different statutes, collective bargaining agreements and other commitments.

o    Military Pensions and Other Benefits provides for the payment of military pension benefits and medical claims arising from treatment for disability, medical assistance-devices, and other related expenses, in terms of statutory commitments.

EXPENDITURE ESTIMATES

TABLE 8.9 CIVIL AND MILITARY PENSIONS, CONTRIBUTIONS TO FUNDS AND OTHER BENEFITS

SUBPROGRAMME                                                                    ADJUSTED
                                                AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       -------------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

Civil Pensions and Contributions to    1 762 101   2 148 823   1 782 619       1 936 694   2 064 774   2 177 912   2 284 762
Funds
Military Pensions and Other Benefits     133 821     139 629     138 700         144 111     152 758     160 396     167 926
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                  1 895 922   2 288 452   1 921 319       2 080 805   2 217 532   2 338 308   2 452 688
============================================================================================================================
Change to 2005 Budget estimate                                                  (98 000)    (98 000)    (98 000)   (132 977)
----------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                       1 244 246   1 275 947   1 214 898       1 334 050   1 400 922   1 482 121   1 556 304
Social contributions for retired       1 228 462   1 259 073   1 199 958       1 319 965   1 386 042   1 466 494   1 539 944
employees
Goods and services                        15 012      16 320      14 336          14 085      14 880      15 627      16 360
Consultants, contractors and special      15 012      16 320      14 336          14 085      14 880      15 627      16 360
services
Financial transactions in assets and         772         554         604              --          --          --          --
liabilities
TRANSFERS AND SUBSIDIES                  651 676   1 012 505     706 421         746 755     816 610     856 187     896 384
Foreign governments and                    3 566       2 724       1 544           3 080       3 265       3 428       3 589
international organisations
Non-profit institutions                       50          52          56              58          62          65          68
Households                               648 060   1 009 729     704 821         743 617     813 283     852 694     892 727
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                  1 895 922   2 288 452   1 921 319       2 080 805   2 217 532   2 338 308   2 452 688
============================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------
FOREIGN GOVERNMENTS AND
INTERNATIONAL ORGANISATIONS
CURRENT                                    3 566       2 724       1 544           3 080       3 265       3 428       3 589
United Kingdom Tax                         3 566       2 724       1 544           3 080       3 265       3 428       3 589
NON-PROFIT INSTITUTIONS
CURRENT                                       50          52          56              58          62          65          68
SA Legion                                     50          52          56              58          62          65          68
HOUSEHOLDS
----------------------------------------------------------------------------------------------------------------------------

                                                                             147

2006 Estimates of National Expenditure

TABLE 8.9 CIVIL AND MILITARY PENSIONS, CONTRIBUTIONS TO FUNDS AND OTHER BENEFITS
(CONTINUED)

                                                                           ADJUSTED
                                              AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------------
R thousand                            2002/03     2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------------

SOCIAL BENEFITS
CURRENT                               648 060   1 009 729   704 821         743 617      813 283   852 694   892 727
Civil Pensions                        515 947     872 192   568 288         601 581      662 725   694 608   727 219
of which:
Contributions to provident                469         538       550             817          866       909       952
funds for associated                       38          45        36             136          144       151       158
institutions Parliamentary
awards
Other beneficiaries                    41 668      47 329    50 405          51 350       54 431    57 153    59 836
Pension benefit: President of RSA         640         687       724             718          811       849       889
Political Office Bearers' Fund         14 019     415 480    16 800          18 820       19 949    20 946    21 929
Awards in respect of temporary,       179 232     192 235   230 583         220 000      258 200   269 860   282 530
total or partial disablement or
death as a result of injury on duty
Special Pensions                      279 881     215 878   269 190         309 739      328 323   344 739   360 924
Augmentation of civil pensions             --          --        --               1            1         1         1
Military Pensions                     132 113     137 537   136 533         142 036      150 558   158 086   165 508
of which:
Ex-service                             48 457      47 407    45 250          48 000       50 880    53 424    55 932
SA Citizen Force                       71 428      76 660    79 750          80 000       84 800    89 040    93 220
Civil Protection                           19          19        19              36           38        40        42
Other Benefits Ex-servicemen           12 209      13 451    11 514          14 000       14 840    15 582    16 314
----------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Government's contributions to medical schemes consume the largest part of this programme, accounting on average for 62,5 per cent of programme's budget, and growing from R1,3 billon in 2005/06 to R1,5 billion in 2008/09, at an average annual rate of 2,3 per cent. The pre-1992 medical aid benefits as a result of regulating the scheme have been phased out as from 1 July 2005. Following recent spending trends, the-pre 1992 medical scheme benefits have expected savings of
R98 million across the medium term. Despite the savings, the programme still grows by 5,6 per cent over the medium term compared to the 3,2 per cent between
2002/03 and 2005/06.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Through reviewing administrative systems, it became clear that the administration of pensions and contributions needed to be re-engineered.
Business analysts have compiled draft functional specifications for workflow processes, and these are being evaluated. The preferred application is also being reconsidered due to the shortcomings noted in the functioning of the system, financial considerations and changing market perceptions about the pensions administration system.

                                                       Vote 8: National Treasury

SELECTED MEDIUM-TERM OUTPUT TARGET

CIVIL AND MILITARY PENSIONS, CONTRIBUTIONS TO FUNDS AND OTHER BENEFITS

MEASURABLE OBJECTIVE: Ensure that benefits and awards are paid to beneficiaries of departments, state-aided bodies and other specified bodies, in terms of legislation, collective-bargaining agreements and other commitments.

---------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME             OUTPUT                                       MEASURE/INDICATOR                 TARGET
---------------------------------------------------------------------------------------------------------------------------------

Civil Pensions and       Payment of pension benefits and              Number of beneficiaries paid      13 314 beneficiaries paid
Contributions to Funds   contributions to funds (Including special    monthly                           monthly by March 2007
                         pensions)

                         Payment of contributions to medical aid      Contributions paid for a number   134 892 members per
                         schemes on behalf of members.                of members                        month

                         Payment of risk and administrative fees to   Number of members per month       900 members paid monthly
                         the Political Bearers Pension Fund
---------------------------------------------------------------------------------------------------------------------------------
Military Pensions and    Payment of military pension benefits         Number of beneficiaries per       5 133 beneficiaries paid
Other Benefits                                                        month                             monthly by March 2007

                         Payment to service providers for medical     Number of claims paid monthly     401 claims monthly by
                         expenses                                     to service providers              March 2007
---------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 8: FISCAL TRANSFERS

The Fiscal Transfers programme makes funds available to other governments, public authorities and institutions in terms of the legal provisions governing the financial relations between government and the particular authority of institution, including international development institutions of which government is a member.

The subprogrammes reflect the different transfers. Domestic transfers are made to the Development Bank of Southern Africa, the South African Revenue Service,
and the Financial and Fiscal Commission for the fulfilment of their statutory obligations. In addition, funds are paid to augment the Secret Services account for intelligence gathering, and for the Financial Intelligence Centre.

Foreign transfer payments are made to: the Highly Indebted Poor Countries
Initiative, which provides debt relief to poor countries in terms of a bilateral agreement between the donor countries and the International Monetary Fund (IMF);
the World Bank Group; the African Development Bank; Lesotho, Namibia and
Swaziland (Common Monetary Area Compensation subprogramme) for the rand monetary area agreement; the Commonwealth Fund for Technical Co-operation; and the
Vaccination Fund in line with an agreement with the Global Alliance for Vaccines and Immunisation (GAVI).

                                                                             149

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 8.10 FISCAL TRANSFERS

SUBPROGRAMME                                                                    ADJUSTED
                                                  AUDITED OUTCOME          APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05         2005/06         2006/07     2007/08     2008/09
---------------------------------------------------------------------------------------------------------------------------------

Common Monetary Area                     128 925     292 835     250 987         276 500         311 804     327 402     342 773
Compensation (CMA)
Development Bank of Southern                  --          --          --          50 000              --          --          --
Africa
World Bank Group                              --          --          --              --               1           1           1
Highly Indebted Poor Countries            54 400      44 700      39 505              --              --          --          --
Initiative
African Development Bank                 112 738      85 436      72 581         154 316          98 597     114 552     122 512
South African Revenue Service          3 501 950   3 792 007   4 602 509       4 254 302       4 845 560   5 237 038   5 559 338
Financial and Fiscal Commission           12 038      12 679      17 869          19 660          19 205      20 178      21 125
Secret Services                        1 328 668   1 771 265   2 117 057       2 330 063       2 223 086   2 334 240   2 443 827
Financial Intelligence Centre             35 000      37 000      21 866          23 617          31 410      42 480      44 474
Commonwealth Fund for Technical               --       2 620       2 290           3 000           3 000          --          --
Cooperation
The Global Alliance for Vaccines and          --          --          --           7 000           7 000       7 500       8 000
Immunization
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  5 173 719   6 038 542   7 124 664       7 118 458       7 539 663   8 083 391   8 542 050
=================================================================================================================================
Change to 2005 Budget estimate                                                   267 000         249 001     414 501     403 022
---------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                5 173 719   6 038 542   7 124 664       7 118 458       7 539 663   8 083 391   8 542 050
Departmental agencies and accounts     4 877 656   5 612 951   6 759 301       6 627 642       7 119 261   7 633 936   8 068 764
Public corporations and private               --          --          --          50 000              --          --          --
enterprises
Foreign governments and                  296 063     425 591     365 363         440 816         420 402     449 455     473 286
international organisations
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  5 173 719   6 038 542   7 124 664       7 118 458       7 539 663   8 083 391   8 542 050
=================================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
---------------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND
ACCOUNTS
PUBLIC ENTITIES

CURRENT                                4 303 114   4 858 730   5 718 802       5 798 316       6 015 398   6 375 881   6 677 139
South African Revenue Services         2 952 408   3 457 459   4 113 559       3 803 868       4 148 100   4 405 705   4 614 467
Secret Services Account                1 328 668   1 363 592   1 569 324       1 955 216       1 822 068   1 913 172   2 002 992
Financial Intelligence Centre             10 000      25 000      18 050          19 572          26 025      36 826      38 555
Financial and Fiscal Commission           12 038      12 679      17 869          19 660          19 205      20 178      21 125
CAPITAL                                  574 542     754 221   1 040 499         829 326       1 103 863   1 258 055   1 391 625
South African Revenue Services           549 542     334 548     488 950         450 434         697 460     831 333     944 870
Secret Services Account                       --     407 673     547 733         374 847         401 018     421 068     440 836
Financial Intelligence Centre             25 000      12 000       3 816           4 045           5 385       5 654       5 919
PUBLIC CORPORATIONS AND PRIVATE ENTERPRISES
PUBLIC CORPORATIONS
OTHER TRANSFERS
CURRENT                                       --          --          --          50 000              --          --          --
Development Bank of Southern                  --          --          --          50 000              --          --          --
Africa
---------------------------------------------------------------------------------------------------------------------------------

                                                       Vote 8: National Treasury

TABLE 8.10 FISCAL TRANSFERS (CONTINUED)

                                                                      ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

FOREIGN GOVERNMENTS AND
INTERNATIONAL ORGANISATIONS
CURRENT                            183 325   340 155   292 782         286 500      321 804   334 902   350 773
Lesotho,Namibia & Swaziland        128 925   292 835   250 987         276 500      311 804   327 402   342 773
Highly Indebted Poor Countries      54 400    44 700    39 505              --           --        --        --
Initiative (HIPC)
Commonwealth Fund for Technical         --     2 620     2 290           3 000        3 000        --        --
Cooperation
The Global Alliance for Vaccines        --        --        --           7 000        7 000     7 500     8 000
and Immunization
CAPITAL                            112 738    85 436    72 581         154 316       98 598   114 553   122 513
African Development Bank           112 738    85 436    72 581         154 316       98 597   114 552   122 512
World Bank                              --        --        --              --            1         1         1
-----------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The programme's largest expenses are allocated to the South African Revenue
Services, which account on average for 64 per cent of the programme's budget over the seven-year-period. A substantial amount of total expenditure is consumed by Secret Services, which make up on average 29 per cent over the indicated years. Expenditure increased from R5,2 billion in 2002/03 to R7,1 billion in 2005/06, at an average annual rate of 11,2 per cent, mainly due to additional allocations for SARS.

Expenditure is expected to increase from R7,5 billion in 2006/07 to R8,5 million in 2008/09, at a rate of 6,3 per cent, due to the increased transfers to SARS related to capacity building and project improvement.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Lesotho, Namibia and Swaziland

The Common Monetary Area (CMA) countries (Lesotho, Namibia, Swaziland and South
Africa) meet annually with a view to reconcile their respective interests in the formulation, modification and implementation of the monetary and exchange policies for the CMA and in regard to any other matters arising from the
Multilateral Monetary Agreement between CMA members. Recent issues for discussion include a paper on the review of the role of the Commission and a study on an optimal currency arrangement for the CMA countries and the Southern
African Development Community.

African Development Bank and African Development Fund

South Africa will contribute R39,9 million to the African Development Fund to be paid in three equal instalments of R13,3 million. South Africa's contribution to
IDA 14 (the 14th contribution to the International Development Agency) will amount to R107,8 million. These contributions will be made in line with provisions for an accelerated encashment schedule over a three-year period.

Secret services

In 2004/05, many international and domestic terrorist cells were infiltrated.
This division also focuses on criminal organisations involved in drugs, the trafficking of firearms and vehicles, corruption, commercial crime, cyber crime and child abuse.

                                                                             151

2006 Estimates of National Expenditure

Commonwealth Fund for Technical Co-operation

South Africa has been a regular contributor to the Commonwealth Fund for
Technical Co-operation since 1994, through the Department of Foreign Affairs.
From 2003/04, transfers to the fund have been made from National Treasury's vote. The fund's primary function is to serve as the development finance arm of the Commonwealth.

SELECTED MEDIUM-TERM OUTPUT TARGETS

FISCAL TRANSFERS

MEASURABLE OBJECTIVE: Meet international and other statutory financial obligations and the costs of effectively and efficiently raising revenue for the purpose of the state. Finance intelligence gathering and other secret services in the national interest.

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                    OUTPUT                                     MEASURE/INDICATOR                        TARGET
----------------------------------------------------------------------------------------------------------------------------------

Financial Intelligence Centre   Monitoring and analysis of financial       Number of reports on unusual and         15 000 reports
                                transactions for evidence of laundering    suspicious transactions                  per year
                                activities
----------------------------------------------------------------------------------------------------------------------------------
South African Revenue Service   Optimise revenue collection                Reduction in tax loopholes, improved     By 2008/09
                                                                           assessment quality, debt collection,
                                                                           compliance and large tax base of
                                                                           contributing entities.

                                Improved trade administration and border   Increase coverage of interventions,      By 2008/09
                                control                                    staff capacity and competence,
                                                                           non-intrusive X ray scanning, canine
                                                                           units, establishment of trans-national
                                                                           corridors and Integrated border
                                                                           service
----------------------------------------------------------------------------------------------------------------------------------

TRADING ACCOUNTS

PROJECT DEVELOPMENT FACILITY

The project development facility (PDF) is a single-function trading entity in
National Treasury's PPP unit, created in accordance with the PFMA. Its role is to pay for services provided by consultants (transaction advisors) on contract to a department or public entity for a PPP. After the financial close of the
PPP, the funds are recovered from the successful private party bidder.

The PDF is currently committed to funding seven projects. This represents the full commitment of available funds. All the projects meet the PDF criteria for prioritising social services projects. The PDF is currently being amended to allow municipalities to apply for funding for transaction advisors.

PPP projects supported by PDF funding                                    Amount funded (R)
------------------------------------------------------------------------------------------

Free State Department of Health - Trompsburg and Ladybrand hospitals             1 861 913
KwaZulu-Natal Department of Transport - Vukuzakhe plant depot                    1 081 011
Eastern Cape Department of Health - Pharmaceuticals                              3 146 696
Eastern Cape Department of Health - Settlers and Port Alfred hospitals             496 060
Western Cape Department of Health - Rehabilitation centre                        2 925 000
Department of Labour ICT convergence PPP: Phase 1                                1 960 000
Western Cape Department of Health - Swellendam hospital                            561 450
------------------------------------------------------------------------------------------
TOTAL                                                                           12 032 130
==========================================================================================

PUBLIC ENTITIES REPORTING TO THE MINISTER

SOUTH AFRICAN REVENUE SERVICE

The South African Revenue Service Act (1997) gives the South African Revenue
Service (SARS) the mandate to perform the following central tasks: collect revenues that are due; ensure maximum compliance with legislation; and provide a customs service that will maximise revenue collection, protect the borders and facilitate trade.

                                                       Vote 8: National Treasury

SARS funding comprises a grant from National Treasury, commissions earned on the collection of skills development levies and UIF, and interest received on any temporary cash balances. The transfers received rise from R4,3 billion in
2005/06 to R5,6 billion in 2008/09. This revenue largely funds goods and services and compensation of employees. The accounting deficit shown below is of no material concern as it arises from non-cash expenses (depreciation).
Moreover, SARS has a strong balance sheet with substantial cash reserves.

Since the 1997 financial year, net revenue collections by SARS have increased from a base of R125 billion to R353,8 billion in 2005, representing a consistent year-on-year growth of 13,9 per cent. This has been supported by a growing tax register from 3,4 million to 7,2 million (Income Tax, VAT and PAYE)
representing a consistent year-on-year increase of 8,7 per cent. These strong trends are also supported by significant improvements in its service provision during the last three years, including the launch of eFiling, the national rollout of call centres, upgrading of branch offices, introduction of the large business centre, and small business offerings.

The main priorities for the year ahead will be to increase investment in small business development, education and outreach, debt management, risk management, increasing human capacity and modernising programmes, which would involve product redesign, process automation, and core system consolidation and replacement. SARS recently introduced the Khanyisile series of publications to address taxpayer education, and is in the process of launching the community tax helper's programme.

TABLE 8.11 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN REVENUE SERVICE (SARS)

                                                     OUTCOME                                   MEDIUM-TERM ESTIMATE
                                        --------------------------------               ----------------------------------
                                         AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                            OUTCOME
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08      2008/09
-------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                          224 464     261 990     226 310     192 147     204 958     219 794     239 473
TRANSFERS RECEIVED                     3 073 360   3 326 322   4 037 289   4 254 302   4 845 560   5 237 038   5 559 338
-------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                          3 297 824   3 588 312   4 263 599   4 446 449   5 050 518   5 456 832   5 798 811
=========================================================================================================================
EXPENSES
CURRENT EXPENSE                        2 873 803   3 555 058   4 303 765   4 872 819   5 173 194   5 511 516   5 818 067
Compensation of employees              1 630 463   2 074 150   2 307 029   2 585 551   2 902 630   3 105 376   3 320 146
Goods and services                     1 129 016   1 304 507   1 770 268   2 050 678   2 052 667   2 251 583   2 374 103
Depreciation                             114 300     176 390     226 461     236 590     217 897     154 557     123 818
Interest, dividends and rent on land          24          11           7          --          --          --          --
TRANSFERS AND SUBSIDIES                    4 391       5 312       6 009       9 974      10 644      11 177      11 701
-------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                         2 878 194   3 560 370   4 309 774   4 882 793   5 183 838   5 522 693   5 829 768
=========================================================================================================================
SURPLUS / (DEFICIT)                      419 630      27 942     (46 175)   (436 344)   (133 320)    (65 861)    (30 957)
=========================================================================================================================

BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                 297 405     504 096     510 421     445 270     311 839     245 973     215 005
Receivables and prepayments               42 982      47 129      33 015      34 580      36 223      37 949      39 760
Cash and cash equivalents              1 050 695     946 997   1 134 118     745 376     774 836     804 053     834 739
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           1 391 082   1 498 222   1 677 554   1 225 226   1 122 898   1 087 975   1 089 504
=========================================================================================================================
Capital and reserves                   1 092 022   1 119 967   1 073 700     637 446     504 126     438 265     407 308
Trade and other payables                 183 130     214 338     396 875     366 810     385 151     404 408     424 629
Provisions                               115 930     163 917     206 979     220 970     233 621     245 302     257 567
-------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES           1 391 082   1 498 222   1 677 554   1 225 226   1 122 898   1 087 975   1 089 504
=========================================================================================================================

Data provided by the South African Revenue Service

                                                                             153

2006 Estimates of National Expenditure

DEVELOPMENT BANK OF SOUTHERN AFRICA

The Development Bank of Southern Africa (DBSA) is a schedule 2 public entity governed by the Development Bank of Southern Africa Act (1997). DBSA plays a triple role of financier, advisor and partner, by mobilising finance and expertise for development projects. Most of these projects provide communities with access to affordable basic services such as water and sanitation, transport, electricity and communication. Although it prioritises infrastructure backlogs, the bank also funds projects that support social, institutional and economic infrastructure development.

DBSA provides an array of products and services to its clients including direct loans, consulting and advisory services, which allow it to generate substantial own revenue amounting to R2,4 billion in 2005/06, rising to R2,8 billion by
2008/09. It has a substantial investment portfolio amounting to R6,4 billion and a loan book valued at R17,1 billion in 2005/06. Total borrowings amounted to
R12,8 billion in the same year. The DBSA's financial position remains robust over the MTEF period.

The leading strategic thrust toward 2014 will be to broaden and deepen its development impact, with special attention to eliminating backlogs in basic services, promoting job creation and stimulating local economic development. The bank will undertake a larger number of projects, in particular smaller and medium-sized projects with greater impact on local economic development. The bank will develop new, targeted infrastructure programmes, and create a new concessional finance window for historically neglected and under-resourced localities.

The DBSA will also continue to play a catalytic role as initiator or advisor to other institutions in the provision of finance. These knowledge and financial partnerships are a key component of the bank's long-term strategy to support the financing of local government by deepening and widening the market and providing finance at affordable terms.

TABLE 8.12 FINANCIAL SUMMARY FOR THE DEVELOPMENT BANK OF SOUTHERN AFRICA (DBSA)

                                                     OUTCOME                                   MEDIUM-TERM ESTIMATE
                                        ---------------------------------               ---------------------------------
                                          AUDITED     AUDITED     AUDITED    ESTIMATED
                                                                              OUTCOME
                                        ---------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                         2 312 141   2 560 589   2 414 188   2 399 486   2 569 765   2 678 929   2 822 732
Sale of goods and services other than          --          --          --          --          --          --          --
capital assets
of which:
Other non-tax revenue                   2 312 141   2 560 589   2 414 188   2 399 486   2 569 765   2 678 929   2 822 732
Interest on investments                   609 717     757 683     622 327     472 787     437 041     354 431     340 747
Interest on loans advanced              1 672 836   1 776 887   1 699 010   1 821 031   1 990 399   2 164 152   2 304 892
Other                                      29 588      26 019      92 851     105 668     142 325     160 346     177 093
-------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           2 312 141   2 560 589   2 414 188   2 399 486   2 569 765   2 678 929   2 822 732
=========================================================================================================================
EXPENSES
CURRENT EXPENSE                         1 308 510   1 517 789   1 562 054   1 454 745   1 488 655   1 588 055   1 597 029
Compensation of employees                 185 421     240 030     232 582     271 965     305 531     320 621     336 461
Goods and services                        149 342     167 619     254 900     133 901     143 231     171 104     176 548
Depreciation                                6 785       9 369      13 090      14 370       8 279       9 403      10 895
Interest, dividends and rent on land      966 962   1 100 771   1 061 482   1 034 509   1 031 614   1 086 927   1 073 125
TRANSFERS AND SUBSIDIES                    98 629     325 082      39 426      45 267     118 951     130 041     145 214
-------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          1 407 139   1 842 871   1 601 480   1 500 012   1 607 606   1 718 096   1 742 243
=========================================================================================================================
SURPLUS / (DEFICIT)                       905 002     717 718     812 708     899 474     962 159     960 833   1 080 489
=========================================================================================================================

                                                       Vote 8: National Treasury

TABLE 8.12 FINANCIAL SUMMARY FOR THE DEVELOPMENT BANK OF SOUTHERN AFRICA (DBSA)
(CONTINUED)

                                               OUTCOME                                      MEDIUM-TERM ESTIMATE
                               ------------------------------------                ------------------------------------
                                  AUDITED      AUDITED      AUDITED    ESTIMATED
                                                                         OUTCOME
                               ----------------------------------------------------------------------------------------
R thousand                        2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets          120 955      129 893      145 058      192 280      227 045      232 541      237 846
Long term investments           5 277 886    6 003 694    6 912 633    6 417 340    5 693 893    5 605 209    4 938 992
Loans                          14 125 274   15 551 816   15 606 714   17 101 910   19 044 833   20 365 368   21 756 732
Receivables and prepayments        89 265       85 645       96 581      103 179      110 253      117 832      125 957
Cash and cash equivalents       1 305 768    1 913 410    2 006 530    1 938 317    1 380 819    1 250 763      919 187
-----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                   20 919 148   23 684 458   24 767 516   25 753 026   26 456 843   27 571 713   27 978 714
=======================================================================================================================
Capital and reserves           10 231 348    (554 071)    (329 464)   12 251 186   12 952 104   13 660 837   14 485 331
Borrowings                     10 225 613   23 502 232   24 423 174   12 791 454   12 755 708   13 121 019   12 660 388
Post retirement benefits           66 095      105 086       96 452      104 168      112 502      121 502      131 222
Trade and other payables          352 984      602 959      525 016      606 218      636 529      668 355      701 773
Provisions                         43 108       28 252       52 338           --           --           --           --
-----------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES   20 919 148   23 684 458   24 767 516   25 753 026   26 456 843   27 571 713   27 978 714
=======================================================================================================================

Data provided by the Development Bank of Southern Africa

FINANCIAL INTELLIGENCE CENTRE

The Financial Intelligence Centre (FIC) was established in terms of the
Financial Intelligence Centre Act (2001) (FICA) and has been operational since
February 2002. The FIC has implemented customer due diligence measures enabling it to operate as an independent state agency, and has implemented regulations supporting the act since June 2003. The FIC's core mandate is to process, analyse and interpret information disclosed to it by accountable institutions in the private sector. The FIC analyses the information and thereafter make referrals to law enforcement authorities, intelligence services and SARS for investigation and prosecution if necessary.

The FIC was established as a project by National Treasury and although now an autonomous entity, continues to receive a range of support services and funding from National Treasury. Over the medium term, the FIC will receive R31,4 million in 2006/07, R42,5 million in 2007/08 and R44,5 million in 2008/09 from the
Treasury.

The FIC is also mandated to co-ordinate all other anti-money-laundering matters and matters relating to combating the financing of terrorism. The major objectives of the FIC in the medium term include: timeous capture, analysis and referrals of suspicious transaction reports to law enforcement authorities
(approximately 15 000 such report per year); implementing measures to effectively manage the exchange of information with law enforcement authorities and other financial intelligence units worldwide; developing a risk based compliance framework; undertaking legislative amendments to the FICA to comply with the revised international standards; introducing new reporting requirements as set out in the act; and preparing for the evaluation of the FIC's operations and infrastructure in South Africa in 2007.

FINANCIAL SERVICES BOARD

The Financial Services Board is a statutory body established in terms of the
Financial Services Board Act (1990). It supervises the activities of non-banking financial institutions and services, and acts in an advisory capacity to the
Minister of Finance. A further function of the board is to promote programmes and initiatives by financial institutions and bodies representing the financial services industry to inform and educate users and potential users of financial products and services. The board is financed by the financial services industry, with no contribution from government.

                                                                             155

2006 Estimates of National Expenditure

The board supervises institutions and services in terms of 13 acts. Functions include regulatory control over long and short-term insurance, retirement funds, friendly societies, capital markets, financial advisory and intermediate services (FAIS), insider trading and collective investment schemes and central security depositories responsible for the safe custody of securities. The board is also responsible for the financial supervision of the Road Accident Fund and supervising compliance with money-laundering control measures in the Financial
Intelligence Centre Act (2001) (FICA).

During 2004/05, several pieces of legislation supporting the regulatory and supervisory framework were established. Two new acts were passed to further strengthen the integrity on the overall regulatory framework and improve the prospect of continued financial stability. The Financial Services Board prepared a medium-term resource plan in 2005, which indicated that the staff complement would have to increase in order to implement the financial advisory and intermediary services department's registrations and expand their regulatory functions.

The budgeted surplus for 2004/05 (excluding income from fines and penalties) was approximately R15,6 million compared to the actual surplus of approximately R7,6 million. However, the actual surplus was below budget due to further unexpected delays in the implementation of FAIS. It is anticipated that the FAIS-related accumulated deficit of approximately R31,4 million at year-end will be recouped during the medium term.

Objectives for 2006 are: hosting the 2006 annual meeting of the financial action task force, assisting in rewriting the Pension Funds Act (1956), and further work on the issue of internal models in life and short term insurance and on protecting policyholders in light of the Fedsure inspection report. Other aspects relate to: finalising the licensing process in terms of the Financial
Advisory and Intermediary Services Act (2002) and introducing a dedicated risk-based supervision approach for financial intermediaries and advisors, focusing on fund raising for the financial services consumer education initiative, and shifting increasingly to legislative enforcement.

TABLE 8.13 FINANCIAL SUMMARY FOR THE FINANCIAL SERVICES BOARD (FSB)

                                                          OUTCOME                             MEDIUM-TERM ESTIMATE
                                                ---------------------------               ---------------------------
                                                AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                                OUTCOME
                                                ---------------------------------------------------------------------
R thousand                                      2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                                  96 618   113 379   141 649     176 542   199 210   209 000   220 000
Sale of goods and services other than capital    91 723   101 522   127 001     173 786   195 954   203 000   215 000
assets
of which:
Non-market est. sales                            91 723   101 522   127 001     173 786   195 954   203 000   215 000
Other non-tax revenue                             4 895    11 857    14 648       2 756     3 256     6 000     5 000
---------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                    96 618   113 379   141 649     176 542   199 210   209 000   220 000
=====================================================================================================================
EXPENSES
CURRENT EXPENSE                                  96 197   107 321   125 463     167 037   189 743   197 784   211 917
Compensation of employees                        64 091    69 811    79 315     110 562   120 460   125 110   134 676
Goods and services                               30 145    35 044    43 078      53 032    65 487    68 130    72 255
Depreciation                                      1 791     2 460     3 069       3 443     3 796     4 544     4 986
Interest, dividends and rent on land                170         6         1          --        --        --        --
TRANSFERS AND SUBSIDIES                             268       306     2 410         437       469        --        --
---------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                   96 465   107 627   127 873     167 474   190 212   197 784   211 917
=====================================================================================================================
SURPLUS / (DEFICIT)                                 153      5752    13 776       9 068     8 998    11 216     8 083
=====================================================================================================================

                                                       Vote 8: National Treasury

TABLE 8.13 FINANCIAL SUMMARY FOR THE FINANCIAL SERVICES BOARD (FSB) (CONTINUED)

                                         OUTCOME                             MEDIUM-TERM ESTIMATE
                               ---------------------------               ---------------------------
                               AUDITED   AUDITED   AUDITED   ESTIMATED
                                                              OUTCOME
                               ---------------------------------------------------------------------
R thousand                     2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets         5 740     5 817     5 989       9 176    10 280    10 686    10 150
Investments                      7 445    27 207    43 561      20 016    21 000    21 000    21 500
Inventory                          417       427       424         500       500       500       500
Receivables and prepayments     10 536     9 349    13 317      23 300    21 900    20 800    19 400
Cash and cash equivalents       35 041    36 175    42 449      42 275    51 785    63 195    73 814
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                    59 179    78 975   105 740      95 267   105 465   116 181   125 364
====================================================================================================
Capital and reserves            27 222    32 975    46 755      56 067    64 065    75 281    83 364
Post retirement benefits        13 196    15 303    12 619      15 000    16 000    16 000    17 000
Trade and other payables        15 133    19 575    25 935      19 200    19 900    19 900    20 000
Provisions                       3 628     4 268     4 645       5 000     5 500     5 000     5 000
Managed funds                       --     6 854    15 786          --        --        --        --
----------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES    59 179    78 975   105 740      95 267   105 465   116 181   125 364
====================================================================================================

Data provided by the Financial Services Board

PUBLIC INVESTMENT CORPORATION

The Public Investment Corporation (PIC) is a corporate body governed in terms of the Public Investment Corporation Act (2004). The corporation was officially launched in April 2005, before which it was known as the Public Investment
Commissioners. The PIC's predecessor was a statutory body governed in terms of the Public Investment Commissioners Act (1984).

The PIC invests funds on behalf of the South African public sector. There are currently 40 entities or clients whose funds are managed by PIC. The largest of these is the Government Employees Pension Fund, which accounts for 91 per cent of assets under management. Assets managed by the PIC have grown from R221 billion in 2000 to R461 billion as at 31 March 2005. The PIC also manages a number of properties which provide office, retail, industrial, and other rental space. It is effectively self-funded, and produces its own annual report, which is tabled in Parliament. The PIC reports to the Minister of Finance.

ACCOUNTING STANDARDS BOARD

The Accounting Standards Board (ASB), established in the latter part of 2002 in accordance with the PFMA (1999), as amended, is mainly responsible for setting the accounting standards of generally recognised accounting practice (GRAP) in government. The ASB sets standards and guidelines for financial statements as required by section 216 (a) of the Constitution of South Africa.

During 2004/05, the ASB approved and issued a framework for the preparation of financial statements. The standards of GRAP for the following were approved:
inventories; leases; investment property; property, plant and equipment; segment reporting; and investment in associates. The draft standards of GRAP for the following were issued for public comment: interest in joint ventures, provisions, contingent liabilities and contingent assets.

Over the medium term, the board aims to develop and issue a core set of GRAP that would be available for implementation by all spheres of government. This is in line with the movement towards accrual accounting by national and provincial governments in the long term, and the implementation of the master systems plan for transversal systems.

                                                                             157

2006 Estimates of National Expenditure

Over the medium term, the ASB receives transfers of R4,8 million in 2006/07, R5 million in 2007/08 and R5,2 million in 2008/09 from National Treasury.

SOUTH AFRICAN SPECIAL RISK INSURANCE ASSOCIATION

The South African Special Risk Insurance Association (SASRIA) was established in
1979 and was registered in terms of section 21 of the Companies Act (1973) but in 1998, the conversion of SASRIA Act (1998) made government the sole shareholder. The goal of SASRIA is to create an environment for positive growth and change, by lending stability and peace of mind to all South Africans, even in the face of special risks.

A significant reduction in the number of strikes and other setbacks had a positive effect on SASRIA results for 2004 and 2005. For the year ending 31
December 2004, SASRIA had an increase in gross premium income to R375,2 million, which is 13,1 per cent up from the previous year. The underwriting surplus for the year amounted to R159 million. The organisation receives no transfers from government due to its ability to generate own revenue through premiums. Over the medium term, SASRIA maintains a strong financial position underpinned by a strong balance sheet, with investments rising to above R2,1 billion by 2007/08.

SASRIA's monopoly as the sole supplier of insurance cover for special risks will be eased by the final phase of the restructuring of SASRIA, which is full privatisation. The company will be able to explore new avenues and develop new extraordinary products. In anticipation of this, SASRIA has invested heavily in developing a more customer-centred operational model. Key to this is a major IT initiative, with new programmes and operating systems designed to maximise interconnectivity and data sharing between all players in the industry. This will streamline communications, boost transparency and ultimately provide a faster and more cost effective service for all stakeholders. The Minister of
Finance has set a five-year target for privatisation, to allow the industry as a whole to prepare itself for this.

TABLE 8.13 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN SPECIAL RISK INSURANCE
ASSOCIATION (SASRIA)

                                                  OUTCOME                             MEDIUM-TERM ESTIMATE
                                        ---------------------------               ---------------------------
                                        AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                       OUTCOME
                                        ---------------------------------------------------------------------
R thousand                              2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                         378 274   477 868   525 293     518 000   590 000   625 000   670 000
Sale of goods and services other than   251 600   331 663   375 214     398 000   458 000   475 000   500 000
capital assets
of which:
Sales by market establishments          251 600   331 663   375 214     398 000   458 000   475 000   500 000
Other non-tax revenue                   126 674   146 205   150 079     120 000   132 000   150 000   170 000
-------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           378 274   477 868   525 293     518 000   590 000   625 000   670 000
=============================================================================================================
EXPENSES
CURRENT EXPENSE                         166 694   286 822   215 720     361 694   225 011   239 423   256 315
Compensation of employees                 4 423     7 054     8 633       9 000     9 999    10 420    11 200
Goods and services                      162 031   279 481   206 768     351 994   214 112   228 013   244 055
Depreciation                                240       287       319         700       900       990     1 060
TRANSFERS AND SUBSIDIES                     327       375       362         400       355       300       350
-------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          167 021   287 197   216 082     362 094   225 366   239 723   256 665
=============================================================================================================
SURPLUS / (DEFICIT)                     211 253   190 671   309 211     155 906   364 634   385 277   413 335
=============================================================================================================
Tax payment                              63 764    60 357    19 850      45 000   105 000   110 000   119 000
-------------------------------------------------------------------------------------------------------------

                                                       Vote 8: National Treasury

TABLE 8.13 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN SPECIAL RISK INSURANCE
ASSOCIATION (SASRIA) (CONTINUED)

                                            OUTCOME                                   MEDIUM-TERM ESTIMATE
                               ---------------------------------               ---------------------------------
                                 AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                    OUTCOME
                               ---------------------------------------------------------------------------------
R thousand                       2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
----------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets             636         683       3 066       3 400       2 540       1 620       1 400
Investments                    1 086 757   1 292 806   1 497 008   1 700 000   1 900 000   2 144 000   2 415 000
Receivables and prepayments      104 989      66 373     109 997      67 465      88 389      97 156     106 311
Cash and cash equivalents         17 329      28 427       6 612       3 000       3 570       5 000       6 200
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                   1 209 711   1 388 289   1 616 683   1 773 865   1 994 499   2 247 776   2 528 911
================================================================================================================
Capital and reserves           1 042 273   1 172 587   1 461 948   1 576 865   1 836 499   2 111 776   2 406 111
Trade and other payables          90 959      93 858      75 866      91 000      78 000      66 000      57 800
Provisions                        76 479     121 844      78 869     106 000      80 000      70 000      65 000
----------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES   1 209 711   1 388 289   1 616 683   1 773 865   1 994 499   2 247 776   2 528 911
================================================================================================================

Data provided by the South Africa Special Risk Insurance Association

                                                                             159

2006 Estimates of National Expenditure

ANNEXURE

VOTE 8: NATIONAL TREASURY

Table 8.A: Summary of expenditure trends and estimates per programme and economic classification

Table 8.B: Summary of personnel numbers and compensation of employees

Table 8.C: Summary of expenditure on training

Table 8.D: Summary of conditional grants to provinces and local government
           (municipalities)

Table 8.E: Summary of official development assistance expenditure

Table 8.F: Summary of expenditure on infrastructure

                                                       Vote 8: National Treasury

TABLE 8.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC
CLASSIFICATION

PROGRAMME                               APPROPRIATION             AUDITED                 APPROPRIATION                     REVISED
                                    MAIN          ADJUSTED        OUTCOME          MAIN      ADDITIONAL      ADJUSTED      ESTIMATE
                                  -------------------------------------------------------------------------------------------------
R thousand                               2004/05                  2004/05                       2005/06                     2005/06
-----------------------------------------------------------------------------------------------------------------------------------

1. Administration                     101 879       163 655       109 406       111 816          48 817       160 633       145 633
2. Economic Planning and              140 207       150 864       135 734       151 761          18 188       169 949       162 949
   Budget Management
3. Asset and Liability                 42 271        53 876        26 260        49 722        (18 879)        30 843        29 343
   Management
4. Financial Management               352 455       351 730       226 416       281 999          14 277       296 276       213 276
   and Systems
5. Financial Accounting                66 182        65 180        31 902        85 634        (27 644)        57 990        47 990
   and Reporting
6. Provincial and Local             3 889 260     3 934 260     3 934 260     4 279 513              --     4 279 513     4 279 513
   Government Transfers
7. Civil and Military               2 163 966     2 063 966     1 921 319     2 178 805        (98 000)     2 080 805     2 060 805
   Pensions, Contributions to
   Funds and Other Benefits
8. Fiscal Transfers                 7 185 511     7 258 442     7 124 664     6 851 458         267 000     7 118 458     7 018 458
-----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                           13 941 731    14 041 973    13 509 961    13 990 708         203 759    14 194 467    13 957 967
-----------------------------------------------------------------------------------------------------------------------------------
DIRECT CHARGE ON NATIONAL         210 403 402   170 501 502   169 735 694   187 831 191       (690 559)   187 140 632   186 451 632
REVENUE FUND
Provinces Equitable Share         159 971 402   120 884 502   120 884 502   134 706 191         585 441   135 291 632   135 291 632
State Debt Costs                   50 432 000    49 617 000    48 851 192    53 125 000     (1 276 000)    51 849 000    51 160 000
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                             224 345 133   184 543 475   183 245 655   201 821 899       (486 800)   201 335 099   200 409 599
===================================================================================================================================

ECONOMIC CLASSIFICATION

                                        APPROPRIATION             AUDITED                 APPROPRIATION                     REVISED
                                      MAIN        ADJUSTED        OUTCOME          MAIN      ADDITIONAL      ADJUSTED      ESTIMATE
                                  -------------------------------------------------------------------------------------------------
R thousand                                 2004/05                2004/05                    2005/06                        2005/06
-----------------------------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS                   52 606 159    51 718 719    50 570 433    55 199 879     (1 354 267)    53 845 612    53 030 112
Compensation of employees           1 705 076     1 556 654     1 362 273     1 672 492       (136 003)     1 536 489     1 508 489
Goods and services                    469 083       545 065       356 353       402 387          57 736       460 123       361 623
Interest and rent on land          50 432 000    49 617 000    48 851 192    53 125 000     (1 276 000)    51 849 000    51 160 000
Financial transactions in                  --            --           615            --              --            --            --
assets and liabilities
TRANSFERS AND SUBSIDIES           171 726 957   132 792 505   132 665 238   146 609 329         858 397   147 467 726   147 357 726
Provinces and municipalities      163 861 142   124 819 344   124 819 255   138 985 831         585 925   139 571 756   139 571 756
Departmental agencies and           6 775 489     6 782 379     6 773 404     6 402 817         250 000     6 652 817     6 652 817
accounts
Universities and technikons                --            --           795            --           5 000         5 000         5 000
Public corporations and private        40 001        40 001            --        40 000          10 500        50 500           500
enterprises
Foreign governments and               391 590       462 046       366 907       436 896           7 000       443 896       393 896
international organisations
Non-profit institutions                    55            55            56            58              --            58            58
Households                            658 680       688 680       704 821       743 727            (28)       743 699       733 699
PAYMENTS FOR CAPITAL ASSETS            12 017        32 251         9 984        12 691           9 070        21 761        21 761
Machinery and equipment                12 017        20 853         8 378        12 417           8 043        20 460        20 460
Software and intangible assets             --        11 398         1 606           274           1 027         1 301         1 301
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                             224 345 133   184 543 475   183 245 655   201 821 899       (486 800)   201 335 099   200 409 599
===================================================================================================================================

                                                                             161

2006 Estimates of National Expenditure

TABLE 8.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                ADJUSTED
                                  AUDITED OUTCOME          APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                             -------------------------------------------------------------------------------
                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)    107 277   127 363   160 635         138 013      203 019   225 571   316 370
Unit cost (R thousand)           126       148       184             158          222       247       346
Compensation as % of total    100.0%    100.0%     99.0%           97.8%        98.3%     98.3%     98.8%
Personnel numbers                849       859       873             873          914       914       914
(head count)

C.INTERNS
Compensation of interns           --        --     1 680           3 100        3 575     3 900     3 900
(R thousand)
Unit cost (R thousand)                                60              62           65        65        65
Number of interns                 --        --        28              50           55        60        60
------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)    107 277   127 363   162 315         141 113      206 594   229 471   320 270
UNIT COST (R THOUSAND)           126       148       180             153          213       236       329
PERSONNEL NUMBERS (HEAD          849       859       901             923          969       974       974
COUNT)
------------------------------------------------------------------------------------------------------------

TABLE 8.C SUMMARY OF EXPENDITURE ON TRAINING

                                                               ADJUSTED
                                   AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                            -------------------------------------------------------------------------------
                            2002/03   2003/04   2004/05         2005/06      2006/07    2007/08   2008/09
-----------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)      5 851     6 417     4 812           5 294        5 821      6 405     7 045
Number of employees              59        51       311             342          377        413       456
trained (head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)         --        --       627             690          759        835       917
Number of employees (head        --        --        48              54           58         64        70
count)
-----------------------------------------------------------------------------------------------------------
TOTAL                         5 851     6 417     5 439           5 984        6 580      7 240     7 962
NUMBER OF EMPLOYEES              59        51       359             396          435        477       526
===========================================================================================================

TABLE 8.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT
(MUNICIPALITIES)(1)

                                                                              ADJUSTED
                                             AUDITED OUTCOME             APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                    --------------------------------------------------------------------------------------
R thousand                            2002/03     2003/04     2004/05          2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO PROVINCES
6. PROVINCIAL AND LOCAL GOVERNMENT TRANSFERS
Provincial Infrastructure Grant     1 550 000   2 334 488   3 348 362        3 730 773   4 118 119   5 324 025   5 696 707
Provincial Infrastructure - Flood     400 000     200 000          --               --          --          --          --
Rehabilitation
--------------------------------------------------------------------------------------------------------------------------
TOTAL                               1 950 000   2 534 488   3 348 362        3 730 773   4 118 119   5 324 025   5 696 707
==========================================================================================================================

                                                       Vote 8: National Treasury

TABLE 8.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT
(MUNICIPALITIES)(1) (CONTINUED)

                                                                           ADJUSTED
                                              AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------
R thousand                              2002/03   2003/04   2004/05         2005/06    2006/07     2007/08     2008/09
-----------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO LOCAL GOVERNMENT (MUNICIPALITIES)
6. PROVINCIAL AND LOCAL GOVERNMENT TRANSFERS
Local Government Restructuring Grant    151 000   494 000   387 900         350 000    350 000     350 000          --
Financial Management Grant -            111 000   151 000   129 000         132 500    145 250     145 250     150 000
Municipalities
Financial Management Grant -             44 000    59 830    68 998          66 240     53 407      53 407      50 000
Development Bank of South Africa
Neighbourhood Development Partnership        --        --        --              --     50 000     950 000   1 500 000
Grant
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                   306 000   704 830   585 898         548 740    598 657   1 498 657   1 700 000
=======================================================================================================================

(1)  Detail provided in the Division of Revenue Act (2006).

TABLE 8.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR                  PROJECT       CASH/                                  ADJUSTED
                                     KIND         AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                            --------------------------------------------------------------------------
R thousand                                  2002/03  2003/04  2004/05        2005/06     2006/07    2007/08    2008/09
----------------------------------------------------------------------------------------------------------------------

FOREIGN
                  Acquired Immuno                25       --       --             --          --         --         --
                  Deficiency
                  Syndrome (AIDS)
                  programme
European Union    Technical          Cash     1 529    1 118    9 862          1 802       3 639         --         --
(EU)              Assistance Team
European Union    Financial          Cash     3 713      443      444             --          --         --         --
(EU)              Management
                  Improvement
                  Programme
International     Development Co-    Cash        18       22       --             --          --         --         --
Development       operation
Research Centre-  Information
Canada (IDRC)     Systems
European Union    International      Cash       585    1 702    1 702          1 702          --         --         --
                  Development Co-
                  operation Support
                  Programme
European Union    Finance and        Cash        --    3 115       --             --          --         --         --
Commission        Investment
                  Protocol-FISCU
United Kingdom    Support to         Kind        --       --       --             --          --         --         --
                  Economic Reform
                  Project 1 (SERP)
United Kingdom    Support to         Kind        --    2 978       --             --          --         --         --
                  Economic Reform
                  Project 2 (SERP)
Sweden            Revised Budget     Kind        --       --       --             --          --         --         --
                  Reporting Formats
United States of  Support for        Kind        --       --       --             --          --         --         --
America (USA)     Economic Growth
                  and Analysis
                  (SEGA)
United States of  Chemonics          Kind        --       --       --          2 600          --         --         --
America (USA)
United States of  US Treasury        Kind        --       --       --             --          --         --         --
America (USA)     Secondment
German Technical  Economic Policy    Kind        --       --       --             --          --         --         --
Co-operation      and Advisory
(GTZ)             Programme
IMF               Short course (G    Kind        27       --       --             --          --         --         --
                  Marincowitz)
----------------------------------------------------------------------------------------------------------------------

                                                                             163

2006 Estimates of National Expenditure

TABLE 8.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE (CONTINUED)

DONOR                    PROJECT       CASH/                                  ADJUSTED
                                       KIND         AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                              --------------------------------------------------------------------------
R thousand                                    2002/03  2003/04  2004/05        2005/06    2006/07     2007/08    2008/09
------------------------------------------------------------------------------------------------------------------------

DFID               Short course (P     Kind        --       17       --             --         --         --          --
                   Bologo)
IMF                Conference (E       Kind        --       45       --             --         --         --          --
                   Masilela)
United Kingdom     Siyakha (SARS       Kind     2 230       --       --             --         --         --          --
                   transformation)
                   Support to Tax
                   Policy
Switzerland        Development Co-     Cash        --      114       --             --         --         --          --
                   operation
                   Information
                   Systems
Japan              Development Co-     Cash        --       --       67             --         --         --          --
International Co-  operation
operation Agency   Information
(JICA)             Systems
DFID               Strengthening the   Kind        --       --    2 564          5 898      2 798         --          --
                   Impact of Pro-Poor
                   Programmes
                   (SIPP)
US AID             Aid programme       Kind        --       --       --         15 269     15 269         --          --
DFID               Conference-         Cash        --       --    1 590             --         --         --          --
                   Commission for
                   Africa Secretariat
DCI                Collaborative       Cash        --       --      315             --         --         --          --
                   African Budget
                   Reform Initiative
DFID               Strengthening the   Kind        --       --       --             --         --         --          --
                   Impact of pro-Poor
                   Programmes
                   (SIPP)
Belgian            Capacity Survey     Kind        --       --       --            450         --         --          --
Development        for Provincial
Corporation        PPP's
------------------------------------------------------------------------------------------------------------------------
TOTAL                                           8 127    9 554   16 544         27 721     21 706         --          --
========================================================================================================================

TABLE 8.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

DESCRIPTION                               SERVICE DELIVERY OUTPUTS                        ADJUSTED
                                                              AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                                    --------------------------------------------------------------------------------
R thousand                                            2002/03    2003/04    2004/05      2005/06      2006/07    2007/08    2008/09
------------------------------------------------------------------------------------------------------------------------------------

INFRASTRUCTURE TRANSFERS TO OTHER SPHERES, AGENCIES AND DEPARTMENTS
Provincial Infrastructure Grant  Conditional grant  1 950 000  2 534 488  3 348 362      3 730 773  4 118 119  5 324 025   5 696 707
                                 to supplement
                                 provincial
                                 infrastructure
                                 projects

Neighberhood Development         Co-financing the          --         --         --             --     50 000    950 000   1 500 000
Partnership Grant                construction of
                                 new and improved
                                 community
                                 facilities

MAINTENANCE ON INFRASTRUCTURE (CAPITAL)

Refurbishment of 40 Church                              4 414      3 000         --             --         --         --          --
Square
Refurbishment of 240                                   30 506      9 000      6 337          5 000         --         --          --
Vermeulen Street
Refurbishment of SITA                                      --         --         --         15 000         --         --          --
Centurion
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                               1 984 920  2 546 488  3 354 699      3 750 773  4 168 119  6 274 025   7 196 707
====================================================================================================================================

                                                                          VOTE 9

PUBLIC ENTERPRISES

                                       2006/07        2007/08   2008/09
R THOUSAND                       TO BE APPROPRIATED
-----------------------------------------------------------------------
MTEF ALLOCATIONS                       683 457        117 966   127 703
   OF WHICH:
   Current payments                    101 905        116 857   126 540
   Transfers and subsidies             581 086            620       650
   Payments for capital assets             466            489       513
-----------------------------------------------------------------------
STATUTORY AMOUNTS                           --             --        --
-----------------------------------------------------------------------
Executive authority              Minister of Public Enterprises
Accounting officer               Director-General of Public Enterprises
-----------------------------------------------------------------------

AIM

The aim of the Department of Public Enterprises is to provide an effective state-owned enterprises shareholder management system, and to support and promote economic efficiency and competitiveness for a better life for all South
Africans.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide simple and effective management systems and practices for the department.

PROGRAMME 2: ANALYSIS AND RISK MANAGEMENT

Provide in-depth analysis of the financial, operational and socio-economic performance of state-owned enterprises (SOEs) and systematically identify risks arising from the business of SOEs.

PROGRAMME 3: LEGAL, GOVERNANCE AND SECRETARIAT

Provide clear SOE mandates and ensure governance systems comply with government policy. Provide advisory and secretariat services to the department and the economic and employment cluster.

PROGRAMME 4: CORPORATE STRATEGY AND STRUCTURE

Develop strategies that leverage the core and non-core assets and capabilities of SOEs to optimise their economic impact.

PROGRAMME 5: CORPORATE FINANCE AND TRANSACTIONS

Oversee, manage and execute transactions such as initial public offerings (IPO), joint ventures and disposals of non-core operations of SOEs.

                                                                             165

2006 Estimates of National Expenditure

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

Introduction

The Department of Public Enterprises has shareholder-related oversight responsibilities for state-owned enterprises. In addition, the department must develop and help implement strategies that optimise the positive impact of SOEs on the economy in general, and in particular on accelerating economic growth. To this end, the department is working at reducing the costs of generalised inputs and improving the quality of SOE services. Apart from this role of shareholder oversight, the department is also involved in managing the SOEs at the enterprise, industry and broader sectoral and regional development level.

Competitive SOE pricing

The department is partly responsible for ensuring that SOE pricing is consistent with the objectives of efficient service delivery that will enable accelerated economic growth in South Africa. The department will promote a pricing policy that supports economic growth and development.

Enterprise level shareholder management

Shareholder management at the enterprise level focuses on ensuring that the enterprise is sustainable and that it contributes to national competitiveness.
Specific tasks for meeting this objective include: a review of business plans, corporate plans and investment plans; international benchmarking of similar industries in areas such as operational efficiency, cost structures and governance processes; financial analysis and benchmarking to ensure the sustainability and competitiveness of the SOE; productivity and efficiency reviews and developing pricing models to ensure pricing is sustainable and competitive; and an operational review against critical performance indicators to ensure that the organisation is efficiently managed and customers receive a competitive service.

Industry level shareholder management

The department also wants to ensure that SOEs contribute to the structural efficiency of the industries within which they operate. There are two levels at which this efficiency will be measured and acted on by the department: optimal industry structure and public-private sector delivery. The department needs to make sure that the optimal industry structure is achieved for key SOEs, in particular in input industries such as energy and transport. This means that for each industry a strategic role is defined for the SOE, and the contribution other players can make is identified and facilitated. The department plays a role in deciding how the private sector participates in SOE dominated industries. In consultation with stakeholders, the department looks at issues like accessing investments, intellectual capital, technology and new markets. In addition, private sector participation can help to provide a benchmark for the efficiency and competitiveness of the SOEs.

Sectoral and regional economic development

One of the department's objectives is to use SOEs as a catalyst for economic development in South Africa and the rest of Africa. The economic development goal is at both a generalised and a targeted level. The department has identified areas for alignment between internal mechanisms to influence and enable accelerated growth in selected strategic sectors. It will be working with the economic and employment cluster and the Department of Trade and Industry to ensure that these mechanisms are incorporated into sector development strategies and that optimal co-ordination across government is achieved.

                                                      Vote 9: Public Enterprises

Targeted regions within South Africa

Government is committed to a more equitable geographic spread of economic activity and opportunities, aiming to identify and catalyse the latent economic potential in different regions of South Africa. Ideally, SOE investments in these regions should enable economic activity in the second economy and encourage private sector investment and more competition. To this end, the department must facilitate the provision of infrastructure. It will work with other government departments to improve the role of SOEs in regions that are of strategic importance to the long-term competitiveness of the South African economy.

The rest of Africa

To ensure that the expertise and capacity within SOEs are used for the benefit of accelerated development in the Southern African Development Community (SADC)
region as well as the rest of Africa, the department provides a strategic framework for SOEs to identify, champion and participate in appropriate opportunities. South Africa can contribute considerably to African development and has already participated in successful infrastructure projects.

Future developments

The department needs to report on the financial performance of SOEs and reduce government's risks from the activities of SOEs.

A sector strategy will be finalised for the local defence-related industry to ensure its consolidation and the development of an optimal industry structure.
The department will prioritise overseeing Denel's turnaround strategy over the medium term.

The joint project facility has been established to provide finance for developing projects that improve the value of an industry or that can leverage off the assets and capabilities of an SOE to the benefit of the SOE and the economy as a whole. Five areas have been identified for projects that the facility will develop: ICT, property, pipeline and energy, Africa, and human resources development. The facility will facilitate the rapid development of projects to the point where an investment case has been proven and accepted by relevant stakeholders and financial investors. Highly skilled project managers, who will report to the department, will develop the projects.

EXPENDITURE ESTIMATES

TABLE 9.1 PUBLIC ENTERPRISES

PROGRAMME                                             ADJUSTED     REVISED
                         AUDITED OUTCOME         APPROPRIATION    ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                     ----------------------------------------------------------------------------------------
R thousand           2002/03   2003/04   2004/05         2005/06                2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------

1.  Administration    30 533    37 114    36 358          43 441      45 641     44 329    49 510    53 700
2.  Analysis and       4 371     6 008    13 943          13 772      13 272     16 723    18 966    21 096
    Management
3.  Legal,             5 700     5 543     6 096           9 091       8 091     15 204    17 827    20 045
    Governance and
    Secretariat
4.  Corporate          6 067     6 120   606 578         589 292     588 592    600 764    23 943    24 762
    Strategy and
    Structure
5.  Corporate        163 860    29 181    15 711       2 020 312   2 020 312      6 437     7 722     8 100
    Finance and
    Transactions
-------------------------------------------------------------------------------------------------------------
TOTAL                210 531    83 966   678 686       2 675 908   2 675 908    683 457   117 966   127 703
=============================================================================================================
Change to 2005 Budget estimate                         2 583 925   2 583 925    603 701    29 105    34 488
-------------------------------------------------------------------------------------------------------------

                                                                             167

2006 Estimates of National Expenditure

TABLE 9.1 PUBLIC ENTERPRISES (CONTINUED)

                                                           ADJUSTED     REVISED
                              AUDITED OUTCOME         APPROPRIATION    ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                          ----------------------------------------------------------------------------------------
R thousand                2002/03   2003/04   2004/05            2005/06             2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS          207 434    74 613    67 219          78 841      77 991    101 905   116 857   126 540
Compensation of            25 525    30 088    34 970          48 083      46 583     57 888    61 395    66 908
employees
Goods and services        181 909    44 482    32 249          30 758      31 408     44 017    55 462    59 631
of which:
Communication                 301     2 780     2 200           1 636       1 386      2 799     3 313     3 475
Computer Services              --       641     1 315             497         497      8 209     8 971     9 435
Consultants,              166 109    25 432     6 966           5 187       5 187      7 520    11 435    11 890
contractors and
special services
Inventory                   1 350     1 526     2 354             754         754      3 127     3 607     3 784
Operating leases                8       774     3 360           3 890       3 890      3 873     4 300     4 686
Travel and                  1 624     7 124     5 498           4 753       4 303     10 040    12 355    12 960
subsistence
Interest and rent on           --         1        --              --          --         --        --        --
land
Financial transactions         --        42        --              --          --         --        --        --
in assets and
liabilities
TRANSFERS AND               1 573     8 571   609 032       2 596 540   2 596 540    581 086       620       650
SUBSIDIES
Provinces and                  73        93       110             133         133         49        --        --
municipalities
Departmental                1 500     8 342     6 922           3 626       3 626        437        --        --
agencies and
accounts
Public corporations            --        --   602 000       2 592 781   2 592 781    580 000        --        --
and private
enterprises
Households                     --       136        --              --          --        600       620       650
PAYMENTS FOR CAPITAL        1 524       782     2 435             527       1 377        466       489       513
ASSETS
Machinery and               1 524       782     2 338             527         527        466       489       513
equipment
Software and other             --        --        97              --         850         --        --        --
intangible assets
------------------------------------------------------------------------------------------------------------------
TOTAL                     210 531    83 966   678 686       2 675 908   2 675 908    683 457   117 966   127 703
==================================================================================================================

EXPENDITURE TRENDS

The high expenditure for 2002/03 of R210,5 million is due to costs related to the listing of Telkom in March 2003. Some of the costs for the IPO, reflected in the Corporate Finance and Transactions programme, included the appointment of transaction advisors, lawyers and accountants, as well as actual transactional costs.

The transfer payment to the Pebble Bed Modular Reactor (PBMR) company was transferred from the Department of Trade and Industry. The historical numbers were also shifted and this is the reason for the high expenditure numbers for
2004/05.

The increase in expenditure in 2005/06 is due to the recapitalisation of Denel
(R2 billion), a refund of R12,7 million to Alexkor for costs during the cancelled strategic equity partnership process and the funds shifted for the
PBMR (R580 million) payment. The changes to the department's programme structure resulted in significant changes in expenditure items in 2005/06. Over the 2006 medium-term expenditure framework (MTEF) period, compensation of employees increased significantly. This is because a number of vacancies will be filled.
Goods and services increased to cover revamping the Cape Town and Pretoria offices and installing a security system.

                                                      Vote 9: Public Enterprises

The joint project facility for SOEs is effective from 2005/06. In the 2006
Budget, R10 million a year has been added to fund the facility's operational activities. The baseline increased by R10 million, R15 million and R20 million over the 2006 MTEF to strengthen capacity, while R580 million was added in
2006/07 for the PBMR payment. Between 2006/07 and 2008/09, the department's budget decreased from R683,5 million in 2006/07 to R127,7 million in 2008/09.

DEPARTMENTAL RECEIPTS

Departmental receipts are accumulated from dividends, proceeds from the sale of
SOEs, and minor items such as commissions on insurance premiums.

The income for 2002/03 was mainly from dividends from Transnet (R 1,6 billion)
and Eskom (R549 million). The income for 2003/04 was from dividends from Safcol
(R68 million) and Aventura (R13,6 million), and proceeds from the sale of Sun
Air (R6 million). In 2004/05, dividends of R569 million were received from Eskom and R30 million from Safcol. In 2005/06, dividends of R1,6 billion were received from Eskom.

TABLE 9.2 DEPARTMENTAL RECEIPTS

                                                                            ADJUSTED
                                              AUDITED OUTCOME          APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                                       -----------------------------------------------------------------------------
R thousand                               2002/03   2003/04   2004/05         2005/06    2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                  2 169 386    87 718   599 179       1 643 250         64        67        70
Sales of goods and services produced          16        --        23              17         26        28        29
by department
Sales of scrap, waste and other used           2        --         2               1          5         5         5
current goods
Interest, dividends and rent on land   2 169 343    87 359   599 036       1 643 006         12        13        14
Financial transactions in assets and          25       359       118             226         21        21        22
liabilities
--------------------------------------------------------------------------------------------------------------------
TOTAL                                  2 169 386    87 718   599 179       1 643 250         64        67        70
====================================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 9.3 ADMINISTRATION

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Minister (1)                         816       876       791             837          887       934       981
Management                         3 322     4 660     6 090          16 200       13 341    14 009    14 695
Corporate Services                26 164    31 334    26 463          23 149       25 905    29 917    32 964
Property Management                  231       244     3 014           3 255        4 196     4 650     5 060
---------------------------------------------------------------------------------------------------------------
TOTAL                             30 533    37 114    36 358          43 441       44 329    49 510    53 700
===============================================================================================================
Change to 2005 Budget estimate                                         7 962        6 721     8 795    10 991
---------------------------------------------------------------------------------------------------------------

(1)  Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

                                                                             169

2006 Estimates of National Expenditure

TABLE 9.3 ADMINISTRATION (CONTINUED)

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                        29 451    36 463    34 466          43 093       43 571    48 744    52 897
Compensation of employees               13 785    16 923    15 120          24 961       30 313    31 819    34 817
Goods and services                      15 666    19 497    19 346          18 132       13 258    16 925    18 080
of which:
Communication                              301     1 810       940           1 011        1 181     1 299     1 363
Computer Services                           --       385     1 000             350        2 601     2 911     3 078
Consultants, contractors and special     5 314    10 548     3 546           1 632          600       740       776
services
Inventory                                  540       610     1 899             597        1 505       956     1 003
Operating leases                             8       774     3 360           3 741        3 873     4 300     4 686
Travel and subsistence                   1 211     3 804     3 706           3 183        1 650     1 850     1 941
Interest and rent on land                   --         1        --              --           --        --        --
Financial transactions in assets and        --        42        --              --           --        --        --
liabilities
TRANSFERS AND SUBSIDIES                     39       188        19              73          619       620       650
Provinces and municipalities                39        52        19              73           19        --        --
Households                                  --       136        --              --          600       620       650
PAYMENTS FOR CAPITAL ASSETS              1 043       463     1 873             275          139       146       153
Machinery and equipment                  1 043       463     1 776             275          139       146       153
Software and other intangible assets        --        --        97              --           --        --        --
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   30 533    37 114    36 358          43 441       44 329    49 510    53 700
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure increased between 2002/03 and 2005/06, from R30,5 million to R43,4 million, at an average annual rate of 12,5 per cent, and will continue to grow at an average rate of 7,3 per cent over the 2006 MTEF to reach R53,7 million.
This is due to internal capacity building.

The increased budget over the 2006 MTEF will be used for provincial roadshows and improved public relations to align different SOE restructuring initiatives.
Other projects include branded stationery with the department's new corporate identity, upgrading central IT hardware and software, upgrading the security system, the devolution of accommodation-related budgets to national departments, and introducing rental charges for state-owned accommodation. Most of the increased budget has been added to the Management subprogramme.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Public Enterprises received the following amounts: R3,7 million in 2006/07, R4,1 million in 2007/08 and R4,5 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: ANALYSIS AND RISK MANAGEMENT

The main aim of the Analysis and Risk Management programme is to analyse the financial operations and socioeconomic performance of SOEs to ensure that this is in line with performance compacts and manage key risks flowing from SOE activities.

The programme is responsible for comparative benchmarking and SOE-related risk management, and reporting at the macro level.

                                                      Vote 9: Public Enterprises

Apart from the Management component, there are two subprogrammes:

o    Analysis continuously analyses the performance of SOEs, focusing on their operations and financials, and the role they play in socioeconomic development.

o    Risk Management is responsible for risk analysis; advises on section 54 of
     PFMA applications from SOEs and materiality frameworks; reports on risks, vulnerabilities and potential shocks in and across SOEs; and advises on risk mitigation plans.

EXPENDITURE ESTIMATES

TABLE 9.4 ANALYSIS AND RISK MANAGEMENT

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Management                         1 295     2 265     2 941           2 278        5 913     5 639     6 517
Analysis                             320     1 602     5 242           8 402        6 578     9 047     9 819
Risk Management                    2 756     2 141     5 760           3 092        4 232     4 280     4 759
---------------------------------------------------------------------------------------------------------------
TOTAL                              4 371     6 008    13 943          13 772       16 723    18 966    21 096
===============================================================================================================
Change to 2005 Budget estimate                                          (91)        2 428     2 913     4 257
---------------------------------------------------------------------------------------------------------------
ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                   4 264     5 876    13 808          13 654       16 713    18 966    21 096
Compensation of employees          1 572     2 219     7 389          10 381        6 941     7 278     8 701
Goods and services                 2 692     3 657     6 419           3 273        9 772    11 688    12 396
of which:
Computer Services                     --       128       198              77        2 804     3 382     3 548
Consultants, contractors and       1 060       780     1 655             450        2 500     3 695     3 876
special services
Travel and subsistence                75     1 450       362             402        1 250     1 140     1 196
TRANSFERS AND SUBSIDIES                7        12        26              18           10        --        --
Provinces and municipalities           7        12        26              18           10        --        --
PAYMENTS FOR CAPITAL ASSETS          100       120       109             100           --        --        --
Machinery and equipment              100       120       109             100           --        --        --
---------------------------------------------------------------------------------------------------------------
TOTAL                              4 371     6 008    13 943          13 772       16 723    18 966    21 096
===============================================================================================================

EXPENDITURE TRENDS

Expenditure increased rapidly between 2002/03 and 2004/05, due to capacity building, the appointment of consultants on various projects, and the development of an integrated SOE database. Because there is a new structure with historical numbers shifted accordingly, expenditure decreased during 2005/06.

Over the 2006 MTEF, expenditure is expected to rise from R13,8 million in
2005/06 to R21,1 million in 2008/09 at an average annual rate of 15,3 per cent.
This increase is mainly driven by a need to fill vacancies to focus on financial analysis. In addition, risk management and benchmarking systems will be put in place to improve the risk reporting by the SOEs and improve the unit's analytical capabilities in relation to exercising oversight on SOEs.

                                                                             171

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Risk assessment in SOEs

The programme did a high level assessment on the status of risk management in
SOEs, which was then used as a guide to develop the SOE risk management framework, scheduled to be implemented in April 2006. The programme also established the SOE risk forum, where the department and its SOEs meet to discuss issues related to risk and compliance with the Public Finance Management
Act (1999).

Operations and financial analysis

Denel's technical insolvency was resolved and a CFOs forum was established.
Research was conducted on Eskom's operations and current benchmarking practice.
The strategic key performance indicators for both Eskom's and Transnet's shareholder compacts were identified.

SELECTED MEDIUM-TERM OUTPUT TARGETS

ANALYSIS AND RISK MANAGEMENT

MEASURABLE OBJECTIVE: Exercise strong oversight of SOEs and their impact on the economy (locally and internationally), and monitor the vulnerabilities of SOEs through risk management frameworks, resulting in protected shareholder value.

---------------------------------------------------------------------------------------------------------------
SUBPROGRAMME      OUTPUT                                      MEASURE/INDICATOR            TARGET
---------------------------------------------------------------------------------------------------------------

Analysis          Report on financial performance of SOEs     Frequency of early warning   Quarterly
                  against agreed targets                      reporting on the financial
                                                              performance of SOEs
---------------------------------------------------------------------------------------------------------------
Risk Management   Management and reduction of risks to        Frequency of risk            Quarterly
                  government through the activities of SOEs   management reviews

                  Implementation and monitoring of SOEs'      Frequency of risk            June 2006 and
                  compliance with the risk management         management reviews           quarterly thereafter
                  framework
---------------------------------------------------------------------------------------------------------------

PROGRAMME 3: LEGAL, GOVERNANCE AND SECRETARIAT

The Legal, Governance and Secretariat programme provides clear mandates for SOEs and ensures SOEs' governance systems comply with government policy. The programme also provides advisory and secretariat services to the department and the economic and employment cluster. The programme has a distinctly legal focus, as it interprets, develops and records factual frameworks in relation to powers, functions and duties, and formal decisions, and so all legal activities were centralised in one programme this year.

There are three subprogrammes:

o    Legal and Litigation provides internal legal services and oversight support to SOEs.

o    Governance and Secretariat has a distinct role in the interface with SOEs,
     National Treasury and other government departments. A substantial portion of the secretariat's workload relates to the economic and employment cluster.

o    Legal Transactions provides shareholder oversight of legal aspects of strategically important transactions.

                                                      Vote 9: Public Enterprises

EXPENDITURE ESTIMATES

TABLE 9.5 LEGAL, GOVERNANCE AND SECRETARIAT

SUBPROGRAMME                                                       ADJUSTED
                                       AUDITED OUTCOME         APPROPRATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 -----------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05        2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------

Management                         3 080     2 809     1 175          1 893        3 006     4 157     4 361
Legal and Litigation                 576       658     2 441          1 577        3 877     6 049     6 488
Governance and Secretariat         2 044     2 076     2 480          5 621        4 268     4 482     4 702
Legal Transactions                    --        --        --             --        4 053     3 139     4 495
--------------------------------------------------------------------------------------------------------------
TOTAL                              5 700     5 543     6 096          9 091       15 204    17 827    20 045
==============================================================================================================
Change to 2005 Budget estimate                                          111        6 032     6 865     8 546

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   5 596     5 517     5 900          8 986       14 964    17 585    19 791
Compensation of employees          1 947     2 198     3 000          3 451        9 318     9 869    10 353
Goods and services                 3 649     3 319     2 900          5 535        5 646     7 716     9 439
of which:
Communication                         --        --       280            120          296       350       367
Computer Services                     --       128       117             55        1 402       382       401
Consultants, contractors and       1 493     1 254       475          2 415        1 770     2 000     2 098
special services
Inventory                            270       305       455             40          196       396       415
Maintenance repair and                --       181       192             --           --        --        --
running cost
Operating leases                      --        --        --             54           --        --        --
Travel and subsistence               178       870       548            417          920     2 305     2 418
Printing and Publications             --        --        --             --          250       150       157
Other                              1 708       581       834          2 434          812     2 133     3 582
TRANSFERS AND SUBSIDIES                7         6        23             11            9        --        --
Provinces and municipalities           7         6        23             11            9        --        --
PAYMENTS FOR CAPITAL ASSETS           97        20       173             94          231       242       254
Machinery and equipment               97        20       173             94          231       242       254
--------------------------------------------------------------------------------------------------------------
TOTAL                              5 700     5 543     6 096          9 091       15 204    17 827    20 045
==============================================================================================================

EXPENDITURE TRENDS

Expenditure increased between 2002/03 and 2005/06, from R5,7 million to R9,1 million, at an average annual rate of 16,8 per cent, due to the restructuring of the department and capacity building.

Growth over the 2006 MTEF is faster, at an average annual rate of 30,2 per cent.
This increase is expected to be disbursed for greater capacity, filling of new posts and contracting in specialist services to support the implementation of the shareholder management model. The model involves maintenance of an up-to-date SOE board database of suitable candidates, regular board inductions, shareholder compact negotiations and monitoring of all SOEs.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Most outputs as set out in the 2005 ENE were met. A shareholder management plan was developed and will be submitted to Cabinet. The protocol on corporate governance was finalised and a policy framework on restructuring SOEs developed.

                                                                             173

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

LEGAL, GOVERNANCE AND SECRETARIAT

MEASURABLE OBJECTIVE: Develop effective governance and policy frameworks that ensure that all SOE activities are performed with integrity and honesty and in compliance with appropriate legislation.

-------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                              MEASURE/INDICATOR                    TARGET
-------------------------------------------------------------------------------------------------------------------

Legal and Litigation         Provision of internal legal         Reduction and swift resolution of    By March 2007
                             advisory services                   litigation cases, where possible

                             Management of legislative           Promulgated legislation              By March 2007
                             process in the department
-------------------------------------------------------------------------------------------------------------------
Governance and Secretariat   Implementation and monitoring of    Project implemented                  By March 2007
                             the shareholder management model
                             project

                             Communicator of key decisions to    Clear lines of communication with    By March 2007
                             stakeholders                        SOEs

                                                                 Frequency of SOE audit compliance    Quarterly
                                                                 report
-------------------------------------------------------------------------------------------------------------------
Legal Transactions           Legal oversight support to SOEs     Duly processed transactions          By March 2007

                             Transactions of strategic           Reduction of legal risks in SOE      By March 2007
                             importance including                transactions
                             consideration of PFMA
                             section54(2) applications
-------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: CORPORATE STRATEGY AND STRUCTURE

The objective of the Corporate Strategy and Structure programme is to optimise the contribution of SOEs to economic growth through delivery of core SOE mandates, projects aimed at ensuring industrial efficiency, and leveraging SOEs to catalyse broader development.

Apart from the management component, the programme is divided into five subprogrammes:

o    Transport Unit manages government's investments in the transport industry, particularly Transnet and South African Airways.

o    Energy develops strategy and structure for Eskom and the industry in which it operates and implements government's energy policies to ensure delivery on government's economic growth objectives.

o    Strategy defines and implements industry structures and SOE strategies that will optimise industry efficiency in the defence, forestry, diamond mining and IT sectors.

o    Economic Research Unit facilitates research aimed at ensuring that SOEs'
     capital expenditure, investment plans and corporate strategies are in line with government's overarching economic objectives, with a particular emphasis on fiscal risk exposure.

o    Joint Project Facility develops projects that improve industrial efficiency and effectiveness through leveraging the assets and capabilities of SOEs to benefit the whole economy.

EXPENDITURE ESTIMATES

TABLE 9.6 CORPORATE STRATEGY AND STRUCTURE

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Management                         4 204     4 233     2 417           2 525        2 631     3 413     3 580
Transport Unit                       654       698     1 054           3 205        3 311     4 282     4 492
Energy                             1 209     1 189   603 107         583 562      581 616     1 728     2 076
Strategy                              --        --        --              --        2 157     3 352     3 516
Economic Research Unit                --        --        --              --        1 049     1 168     1 097
Joint Project Facility                --        --        --              --       10 000    10 000    10 000
---------------------------------------------------------------------------------------------------------------
TOTAL                              6 067     6 120   606 578         589 292      600 764    23 943    24 762
===============================================================================================================
Change to 2005 Budget estimate                                       578 228      589 036    10 921    11 102
---------------------------------------------------------------------------------------------------------------

                                                      Vote 9: Public Enterprises

TABLE 9.6 CORPORATE STRATEGY AND STRUCTURE (CONTINUED)

                                                                     ADJUSTED
                                        AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05         2005/06       2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                    5 966     6 095     6 382           9 220        20 661    23 842    24 656
Compensation of employees           3 977     1 789     3 972           6 918         7 115     7 471     7 837
Goods and services                  1 989     4 306      2410           2 302        13 546    16 371    16 819
of which:
Consultants, contractors and        1 312     1 461     1 141             409         2 650     5 000     5 140
special services
Inventory                             270       305        --              42         1 050     1 710     1 794
Travel and subsistence                 60       872       647             432         5 389     6 158     6 460
TRANSFERS AND SUBSIDIES                 4         5   600 023         580 020       580 007        --        --
Provinces and municipalities            4         5        23              20             7        --        --
Public corporations and private        --        --   600 000         580 000       580 000        --        --
enterprises
PAYMENTS FOR CAPITAL ASSETS            97        20       173              52            96       101       106
Machinery and equipment                97        20       173              52            96       101       106
----------------------------------------------------------------------------------------------------------------
TOTAL                               6 067     6 120   606 578         589 292       600 764    23 943    24 762
================================================================================================================

DETAILS OF TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------
PUBLIC CORPORATIONS
OTHER TRANSFERS
CURRENT                                --        --   600 000         580 000       580 000        --        --
Pebble Bed Modular Reactor             --        --   600 000         580 000       580 000        --        --
----------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Excluding the PBMR allocation, expenditure is expected to increase significantly over the 2006 MTEF, rising from R9,3 million in 2005/06 to R24,8 million in
2008, an average annual rate of 38,6 per cent. In the energy subprogramme, the increase will be used to support electricity generation strategies including the introduction of Independent Power Producers (IPPs), pricing mechanisms to support the long-term electricity investment plans and the Electricity
Distribution Industry Restructuring project. In transport, the increase will be used for co-funding of intergovernmental projects including Department of
Environmental Affairs and Tourism (DEAT) Airlift strategy, the DTI and Dot
National Corridor Performance management (NCPM) project. Additional funding will be used to support the revitalisation of the automotive and iron-ore industrial lines. In the strategy subprogramme, the increase will be used to support the establishment of the Defence Evaluation and Research Institute. With regards to the Pebble Bed Modular Reactor (PBMR) the increase will support the production of a stable shareholder's Agreement and monitor progress on the construction of the Demonstration and Fuel Plants.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Transport

Current and planned work focuses on using Transnet's operational strengths in transporting freight to increase the export and competitiveness of South African manufactured goods. To deliver on the economic growth objective, the department approved the Transnet strategy, which aims to refocus the holding company's business operations.

                                                                             175

2006 Estimates of National Expenditure

Energy

Over the past few years, South Africa's surplus generation capacity has been steadily reduced due to substantial and sustained growth in the demand for electricity. To provide both Eskom and the end-user with greater electricity pricing certainty and help Eskom fund new projects, a new multi-year pricing methodology has been introduced by the National Electricity Regulator in consultation with the department.

Defence-related industries

Denel, the state arms company, experienced significant challenges in 2004/05 and suffered financial losses amounting to R1,6 billion. Denel's turnaround strategy has been completed and its recapitalisation estimates have also been finalised.
The department is working closely with National Treasury on Denel's turnaround strategy towards profitability.

Forestry

The department is currently working with the Department of Water Affairs and
Forestry to define the future role of Safcol in forestry development.

SELECTED MEDIUM-TERM OUTPUT TARGETS

CORPORATE STRATEGY AND STRUCTURE

MEASURABLE OBJECTIVE: Ensure that SOEs' corporate strategies and structures are aligned with government's broad economic and developmental objectives, thereby establishing an environment in which SOEs are globally competitive while maintaining low, sustainable costs.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME     OUTPUT                                                         MEASURE/INDICATOR                 TARGET
------------------------------------------------------------------------------------------------------------------------------------

Transport Unit   A strategy for the Ngqurha container terminal and the          Strategy framework produced       By December 2006
                 introduction of private operators or partners in container handling operations
                 A strategy and subsequent implementation of divestment of      Strategy framework produced       By November 2006
                 the Blue Train
                 Separation of South African Airways from Transnet              Transaction completed and SAA     By March 2007
                                                                                operating as a new SOE
------------------------------------------------------------------------------------------------------------------------------------
Energy           1 000 Megawatts open cycle gas turbine (Eskom)                 Operational plant established     By June 2007
                 Establishment of regional energy distributors                  Number of operational REDS        6 metro REDs and 1
                                                                                established                       national RED by
                                                                                                                  June 2007
------------------------------------------------------------------------------------------------------------------------------------
Strategy         Defence:
                 Work with the Department of Defence and Armscor to             A 10 year national defence        By March 2007
                 increase local market access for Denel and the local           capex plan and increased local
                 defence-related industry by aligning the defence acquisition   defence spend
                 policy, and the publication of a 10 year defence capex plan
                 Work with the Department of Defence and the Council for        DERI established and Denel's      By March 2007
                 Scientific and Industrial Research to establish the Defence    Overberg test range transferred
                 Evaluation and Research Institute (DERI) to ensure the         to DERI
                 rationalisation of national testing facilities and increased access to product development and scientific advice for the
                 South African National Defence Force and the local
                 defence-related industry
                 Forestry:
                 Forestry development programmes identified in partnership      Programmes identified and         By April 2007
                 with Department of Water Affairs and Forestry and the          implemented
                 Department of Trade and Industry
------------------------------------------------------------------------------------------------------------------------------------
Economic         Impact analysis of joint Transnet and Eskom capex              Analysis reports finalised        By April 2007
Research Unit    programme
------------------------------------------------------------------------------------------------------------------------------------
Joint Project    Specialised telecoms infrastructure                            Broadband infrastructure          By May 2007
Facility                                                                        available at internationally
                                                                                competitive rates
                 Specialised property development initiatives: development      Disposal of SOE non-core          March 2007
                 impact of use of some non-core land for housing and urban      properties
                 development; maximise shareholder value through disposal
                 of commercially valuable non-core properties
------------------------------------------------------------------------------------------------------------------------------------

                                                      Vote 9: Public Enterprises

PROGRAMME 5: CORPORATE FINANCE AND TRANSACTIONS

The Corporate Finance and Transactions programme is responsible for carrying out all SOE-related transactions in the department through a specialist transactions execution and management unit.

Apart from the Management subprogramme, there are three subprogrammes:

o    Corporate Finance develops optimal financing structures for SOEs, taking into account the nature and extent of their finance requirements, their ability to access capital markets, their financial position, and the objective of the transaction (namely promoting broad-based black economic empowerment (BEE)). The unit also acts as mediator and liaison between the provider of finance (the corporate bank) and the SOE.

o    Transaction Specialist Services manages, executes and reports on approved
     SOE transactions, in accordance with the strategy, legal requirements and appropriate transaction model.

o    Initial Public Offering prepares identified SOEs for their listing on the domestic and international equity exchange markets.

EXPENDITURE ESTIMATES

TABLE 9.7 CORPORATE FINANCE AND TRANSACTIONS

SUBPROGRAMME                                                                ADJUSTED
                                              AUDITED OUTCOME          APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       --------------------------------------------------------------------------------
R thousand                               2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------------

Management                                    --        --        --       2 014 766        3 007     2 844     2 983
Corporate Finance                            608       646     4 668           1 075        1 626     3 347     3 511
Transaction Specialist Services               --        --     4 121             845        1 367     1 531     1 606
Initial Public Offering                  163 252    28 535     6 922           3 626          437        --        --
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                    163 860    29 181    15 711       2 020 312        6 437     7 722     8 100
=======================================================================================================================
Change to 2005 Budget estimate                                             1 997 715        (516)     (389)     (408)
-----------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                         162 157    20 662     6 663           3 888        5 996     7 722     8 101
Compensation of employees                  4 244     6 959     5 489           2 372        4 201     4 958     5 201
Goods and services                       157 913    13 703     1 174           1 516        1 795     2 764     2 900
of which:
Consultants, contractors and special     156 929    11 389       150             281           --        --        --
services
Travel and subsistence                       100       129       235             319          831       902       946
TRANSFERS AND SUBSIDIES                    1 516     8 360     8 941       2 016 418          441        --        --
Provinces and municipalities                  16        18        19              11            4        --        --
Departmental agencies and                  1 500     8 342     6 922           3 626          437        --        --
accounts
Public corporations and private               --        --     2 000       2 012 781           --        --        --
enterprises
PAYMENTS FOR CAPITAL ASSETS                  187       159       107               6           --        --        --
Machinery and equipment                      187       159       107               6           --        --        --
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                    163 860    29 181    15 711       2 020 312        6 437     7 722     8 101
=======================================================================================================================

                                                                             177

2006 Estimates of National Expenditure

Table 9.7 Corporate Finance and Transactions (continued)

                                                                 ADJUSTED
                                   AUDITED OUTCOME          APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                             -------------------------------------------------------------------------------
 R thousand                  2002/03   2003/04   2004/05          2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

DETAILS OF TRANSFERS AND
SUBSIDIES:
PUBLIC ENTITIES
CURRENT                        1 500     8 342     6 922            3 626          437        --        --
Diabo Trust                    1 500     4 505     3 119            3 152          437        --        --
Khulisa Trust                     --     3 837     3 803              474           --        --        --
PUBLIC CORPORATIONS
OTHER TRANSFERS
CURRENT                           --        --     2 000           12 781           --        --        --
Alexkor                           --        --     2 000           12 781           --        --        --
CAPITAL                           --        --        --        2 000 000           --        --        --
DENEL                             --        --        --        2 000 000           --        --        --
------------------------------------------------------------------------------------------------------------
TOTAL                          1 516     8 360     8 941        2 016 418          441        --        --
============================================================================================================

EXPENDITURE TRENDS

Expenditure fluctuates significantly, due to the listing of the Telkom IPO in
March 2003, which takes the total expenditure to R163,9 million in 2002/03, the recapitalisation of Denel in 2005/06, and the termination of contributions to the Diabo and Khulisa trusts in 2005/06 and 2006/07, respectively. Expenditure is expected to stabilise over the 2006 MTEF, reaching R8,1 million by 2008/09, due to the restructuring of the department and the reprioritisation of projects.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

There has been little progress on the Alexkor land claim by the Richtersveld community.

There has been little progress with the various land claims on the land where the Aventura resorts are located.

Transnet's disposal of its 5 per cent stake in MTN has been abandoned. Despite
Transnet's wish to dispose of its non-core assets, it became clear that the proposed disposal would not be beneficial.

Denel is implementing its turnaround strategy. It is also disposing of its non-core entities, focusing the company and injecting some cash into the business.

The A400M aeroplanes programme has been signed with the relevant stakeholder.
The programme is now being implemented with various South African companies.

SUMMARY OF PROCEEDS FROM RESTRUCTURING OF SOES: 2002/03 TO 2005/06

--------------------------------------------------------------------------------------------------------
SOE                        DATE            PERCENTAGE STAKE   PROCEEDS (RM)   TRANSFERRED TO
                                           SOLD                               NATIONAL REVENUE FUND (RM)
--------------------------------------------------------------------------------------------------------

Turbomeca/Aerospace        April 2002      51                 30              N/A
MTN                        August 2002     N/A                1 100           1 100
Apron Services             November 2002   51                 117             N/A
Aventura Kareekloof        January 2003    100                1,75            N/A
Aventura Eiland            January 2003    100                5,6             N/A
Aventura Heidelbergkloof   January 2003    100                6,5             N/A
--------------------------------------------------------------------------------------------------------

                                                      Vote 9: Public Enterprises

SUMMARY OF PROCEEDS FROM RESTRUCTURING OF SOES: 2002/03 TO 2005/06

---------------------------------------------------------------------------------------------------
SOE                   DATE            PERCENTAGE STAKE   PROCEEDS (RM)   TRANSFERRED TO
                                      SOLD                               NATIONAL REVENUE FUND (RM)
---------------------------------------------------------------------------------------------------

Aventura Roodeplaat   June 2003       100                 16,2             N/A
CEF                   March 2003      N/A                1 500           1 500
ESKOM                 March 2003      N/A                  549             549
Telkom                March 2003       25                4 100           4 100
Aventura              July 2003       100                  101              13
Safcol                December 2003   N/A                   68              68
Safcol                December 2004   N/A                   30              30
Safcol                December 2005   N/A                   30              30
---------------------------------------------------------------------------------------------------
TOTAL PROCEEDS                                           7 655           7 390
===================================================================================================

SELECTED MEDIUM-TERM OUTPUT TARGETS

CORPORATE FINANCE AND TRANSACTIONS

MEASURABLE OBJECTIVE: Successful government-led transactions through efficient and effective financial and project management within the recommended timeframes.

-----------------------------------------------------------------------------------------------------------------
SUBPROGRAMME          OUTPUT                                            MEASURE/INDICATOR              TARGET
-----------------------------------------------------------------------------------------------------------------

Corporate Finance     Optimal financing strategies aligned with         Financing strategy supported   Annually
                      corporate structure and strategy of the SOEs      by research and benchmarked
                                                                        data

                      Reports on the optimal capital structure and      Published report               Annually
                      adequacy of SOEs

                      Asset and liability management strategies for     Strategies approved            Annually
                      each SOE
-----------------------------------------------------------------------------------------------------------------
Transaction           Framework on the disposal of non-core             Published framework            Annually
Specialist Services   businesses in each SOE

                      Report on the viability of public private         Published report               Annually
                      partnerships, joint ventures and concessions

                      Strategy on listing SOEs on equity markets        Published strategy             March 2006
-----------------------------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

TRANSNET

Transnet Limited is a public company with the South African government as its sole shareholder.

As the holding company behind some of South Africa's largest national transport businesses, Transnet is responsible for making sure that the country's transport industries operate efficiently, and that they form an integral part of the overall economy. Transnet comprises nine divisions - Spoornet, the National
Ports Authority, South African Port Operations, Petronet, freightdynamics,
Propnet, Metrorail, Transtel and Transwerk - as well as a number of subsidiaries, most notably South African Airways (SAA), and support businesses.

It is apparent that the four-point turnaround strategy, announced in August
2004, affected the results for Transnet for 2004/05 positively. Two of the major value destroyers, the SAA hedge book and US dollar-based iron ore contract, have been resolved during the year under review. The hedge book has been closed and the iron ore contract was renegotiated to address the embedded derivatives.
Moreover, there has been significant progress in restructuring the group's balance sheet. There has also been progress on closing and disposing of loss-making and non-core businesses, notwithstanding resistance from the unions.

Financial results for the six months ending in September 2005 were released in
December 2005. Group revenue for the period has increased by R1,8 billion to
R24,2 billion, an increase of 7,4 per cent compared to the previous period.
Operating expenses increased by 9 per cent to R21

                                                                             179

2006 Estimates of National Expenditure

billion because of the significantly increased energy costs for SAA and
Spoornet. Profit from operations, before fair value adjustments and finance costs of R3,1 billion, is 4,7 per cent below the prior period. While all the core business units grew operating profit compared to the prior period, SAA recorded a loss of R240 million. SAA's performance was negatively impacted by the strike, higher fuel prices and lower passenger yields. Accordingly, group operating margins declined from 14 per cent to 13 per cent.

On the whole, Transnet ended 2004/05 on a high note, with material improvements in profitability, cash flow, capital structure and segment contribution margins, albeit with the contribution of soft accounting transactions, such as one-off income statement credits during 2004/05 and the non-recurrence of 2003/04 impairments of investments included in operating expenditure. It is unclear whether this level of financial performance is sustainable over the medium term.

Looking forward, Transnet faces significant challenges, including increased competition, old infrastructure, inefficiencies in certain core operations and high gearing. Profitability will remain under pressure, but is expected to materially exceed that of the prior year, particularly given the current upswing in the economy and the buoyant trade flows that rely upon the Transnet transport network.

ESKOM

The South African government is the sole shareholder of Eskom Holdings Limited, a vertically integrated operation that generates, transmits and distributes electricity. Eskom generates approximately 95 per cent of the electricity used in South Africa. It is regulated in terms of licences granted by the National
Electricity Regulator in terms of the Electricity Act (1987) and the National
Nuclear Regulator in terms of the National Nuclear Regulatory Act (1999).

Through its subsidiary, Eskom Enterprises (Pty) Limited, Eskom also undertakes other non-regulated activities related to the energy and electricity supply industry, including providing electricity and related services to African countries connected to the South African grid and the rest of Africa. Eskom
Enterprises was transformed into Enterprises Division and given a new revised mandate: to project manage and build the new capacity. This has freed and enabled line divisions to concentrate on the day-to-day business of managing the generation, transporting, trading and retailing of electricity.

Eskom's financial year-end changed to 31 March 2005, resulting in a 15-month reporting period for 2004/05, which creates a comparability challenge for the income statement items. The Eskom group recorded a net profit of R5,2 billion for the 15 months ended 31 March 2005, while Eskom Holdings (regulated business)
had a net profit before tax of R6,4 billion, which is higher than budget by R2,1 billion. The favourable variance is mainly due to the additional 2,968 GWh energy sold (R720 million), and a favourable variance of R727 million on interest and finance charges. The financial performance of Eskom Enterprises showed improvement as it recorded a net profit of R35 million (compared to the
2003 R719 million loss). Eskom's investment in Eskom Enterprises has however been impaired as a result of the impairment of two investments in the accounting records of Eskom Enterprises.

In terms of Eskom's revised business model, its core markets are, in order of priority, South Africa, the SADC region, and the rest of Africa. The new strategy aims at higher levels of investment, better overall system efficiency for the economy, improved technological capacity, improved management of public assets, enhanced human resources capacity, sustainable non-recourse financing options and better customer service. Eskom's revised business model was developed to ensure that the organisation would remain robust and ready to meet challenges. Another important feature of the revised business model is that
Eskom retains its competitive edge and is well positioned to capitalise on unfolding opportunities in South Africa and Africa.

                                                      Vote 9: Public Enterprises

DENEL

Denel (Pty) Ltd was incorporated as a private company in April 1992 when it separated from the Armaments Corporation of South Africa (Armscor). At the time, the industrial and manufacturing activities of Armscor were integrated into
Denel. The main aim of the company is to create economic value by transforming its technological capabilities into superior defence and commercial projects and related services for global markets.

Denel posted a net loss of R1,6 billion for the financial year ending 31 March
2005, materially exceeding the budgeted net loss of R383 million. The net loss is mainly attributable to sales targets not being met (R469 million less sales than target), losses on contracts (Rooivalk provision amounting to R670 million)
and impairments not budgeted for (R148 million). The net loss effectively depleted the capital and reserves leaving Denel technically insolvent at year-end, with total liabilities exceeding total assets by R770 million. This position is worsened by the fact that Denel has been using externally sourced cash to fund all of its operational and investing activities. In fact, Denel has not been able to produce positive cash flows from operating activities for several years.

Before year-end, several steps were taken by government to address Denel's technical insolvency over the short term, including issuing government guarantees to the value of R1,5 billion in favour of Nedbank and arranging with
Nedbank to subordinate their loans of R1,5 billion to Denel in favour of all
Denel creditors. As Denel does not have the financial means to settle the loans with Nedbank it could soon find itself in contravention of the Nedbank loan covenants calling on government's guarantees. Government will have to consider various options for a long-term solution, among which would be the possible recapitalisation of Denel and other public entities that face insolvency. An amount of R2 billion has been made available to Denel towards the end of 2005/06 as a short-term rescue package.

Looking ahead, Denel still faces considerable challenges and opportunities, but is beginning to benefit from strategies started in previous years. The group has mature products from which it is able to leverage the investment previously made in research and development. Denel will continue to invest in research and development to maintain its technological capabilities, which requires sustainable profitability. To this end, management has embarked on several initiatives to cut costs and regain financial control.

TABLE 9.8 FINANCIAL SUMMARY FOR THE DENEL GROUP

                                                     OUTCOME                                      MEDIUM-TERM ESTIMATE
                                       -----------------------------------                 ---------------------------------
                                         AUDITED     AUDITED       AUDITED     ESTIMATED
                                                                                 OUTCOME
                                       -------------------------------------------------------------------------------------
R Thousand                               2002/03     2003/04       2004/05       2005/06     2006/07     2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                        4 433 000   4 511 000     3 830 800     3 206 111   3 062 797   3 477 412   3 913 412
----------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                          4 431 000   4 513 000     3 826 300     3 206 111   3 062 797   3 477 412   3 913 412
============================================================================================================================
EXPENSES
CURRENT EXPENSE                        4 475 000   4 871 000     5 404 300     5 049 657   3 373 806   3 674 988   4 058 903
Compensation of employees              1 713 000   1 902 000     2 002 600     1 801 471   1 937 551   1 934 613   2 039 833
Goods and services                     2 560 000   2 683 000     3 152 400     2 947 012   1 303 568   1 452 139   1 645 709
Depreciation                             107 000     121 000       129 100       114 398      81 677      81 332      85 703
Interest, dividends and rent on land      95 000     165 000       120 200       186 776      51 010     206 904     287 658
TRANSFERS AND SUBSIDIES                   29 000      20 000        26 400         9 842         113         113         146
----------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                         4 504 000   4 891 000     5 430 700     5 059 499   3 373 919   3 675 101   4 059 049
============================================================================================================================
SURPLUS / (DEFICIT)                     (73 000)   (378 000)   (1 604 400)   (1 853 388)   (311 122)   (197 689)   (145 637)
----------------------------------------------------------------------------------------------------------------------------
Tax payment                               29 000      27 000        21 700        11 699         113         113         146
----------------------------------------------------------------------------------------------------------------------------
Outside shareholders Interest                 --     (7 000)         4 700          125           --          --          --

                                                                             181

2006 Estimates of National Expenditure

TABLE 9.8 FINANCIAL SUMMARY FOR THE DENEL GROUP (CONTINUED)

                                            OUTCOME                                     MEDIUM-TERM ESTIMATE
                               ---------------------------------               -------------------------------------
                                 AUDITED     AUDITED    AUDITED    ESTIMATED
                                                                     OUTCOME
                               -------------------------------------------------------------------------------------
R Thousand                       2002/03     2003/04    2004/05      2005/06     2006/07       2007/08       2008/09
--------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets       1 077 200   1 054 100     912 900     481 301   1 099 712     1 235 085     1 346 251
Investments                      294 900     247 500     229 400     741 507     795 640       844 658       909 262
Inventory                      1 285 700   1 322 100   1 258 600   1 336 391   1 066 261     1 168 958     1 261 670
Receivables and prepayments    1 153 600   1 173 500   1 027 300     758 826     748 063       861 522       884 041
Cash and cash equivalents        442 600     294 700     305 500     502 957      47 882        48 198        48 597
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                   4 254 000   4 091 900   3 733 700   3 820 982   3 757 558     4 158 421     4 449 821
====================================================================================================================
Capital and reserves           1 388 300     843 700   (759 600)   (532 705)   (848 945)   (1 046 634)   (1 192 271)
Borrowings                       849 600     907 800   1 353 300     821 352   1 613 369     2 679 018     3 683 668
Trade and other payables       1 558 000   1 881 800   1 829 800   1 430 871   1 310 678     1 554 204     1 444 860
Provisions                       458 100     458 600   1 310 200   2 101 464   1 682 456       971 833       513 564
--------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES   4 254 000   4 091 900   3 733 700   3 820 982   3 757 558     4 158 421     4 449 821
====================================================================================================================

Data provided by the Denel Group

ALEXKOR

Alexkor Limited's core business is mining diamonds on land, along rivers, on beaches, and in the sea along the north-west coast of South Africa. Alexkor is a juristic entity established in terms of the Alexkor Limited Act (1992) and is wholly owned by government. It was set up to be a self-sufficient operation and has two divisions: Alexander Bay Mining (identified as non-core activities) and
Alexander Bay Trading.

Alexkor's financial performance for the period ending 31 March 2005 (9 months)
has been poor, with revenue falling by 42 per cent to R152 million during
2004/05 (compared to 2003/04's R265 million for 12 months) The main reason is a
34 per cent decrease in mining production, which arose from a lack of sea-days to perform shallow marine mining, as well as no deeper marine mining activities.
As a result, net losses amount to R5 million. Other loss-making factors include the R10 million provision for post-retirement medical aid benefits and the R5,5 million loss by Alexander Bay Trading.

Alexkor did not perform an actuarial valuation on the post-retirement defined benefit pension fund as the company's policy requires every three years. The financial status of this pension fund and its impact on the financial performance and position of Alexkor is thus unknown, and represents a potential risk.

Alexkor's quarterly report for the six months ending 30 September 2005 already indicates a loss of R24,5 million, deteriorating the net financial position from
R35,5 million capital and reserves to a mere R12 million. Alexkor will be technically insolvent before 31 March 2006 if this loss-making trend continues.
The department therefore requires monthly management reports (over and above the quarterly reports) as well as Alexkor's forecast for the remainder of the financial year.

ARIVIA.KOM

Arivia.kom (Pty) Ltd is an ICT solutions and services provider with three main shareholders: Denel (Pty) Ltd (22,98 per cent), Transnet Limited (31,96 per cent), and Eskom Enterprises (Pty) Ltd (45,06 per cent). It aims to become the dominant ICT solutions provider in Africa. The group has offices in Nigeria,
Ghana and Botswana. Arivia.kom is structured into four operating divisions and four wholly-owned subsidiaries.

                                                      Vote 9: Public Enterprises

A preliminary review of the 2005 financial statements found that the group's audit report was unqualified. Revenue fell by 7 per cent to R1,6 billion (R1 billion in 2004). Earnings before interest, taxation, depreciation and amortisation fell by 6 per cent to R200 million (compared to R215 million in
2004), but a decrease in depreciation and income from investments allowed earnings before tax to remain largely unchanged at R90 million. Net profit for the year increased by 14,7 per cent to R64,1 million (compared to R56 million in
2004), which is partly due to the utilisation of tax savings. Compared to the previous period, net cash flow from operating activities fell by 65 per cent.
Nonetheless, cash holdings amounted to R206 million at year end.

The group has established an ICT consulting division to ensure their participation in the growing African ICT market. In 2004, the business improvement strategy office was established to drive the implementation of
Arivia.kom's strategy with three focused initiatives: driving economies of scale across the organisation; supporting the group's programme to diversify its revenue streams; and ensuring an end-to-end offering to deliver value-adding solutions to clients.

SAFCOL

The main aim of the South African Forestry Company Limited (Safcol) is to
develop the South African forestry industry by optimising its assets according to accepted commercial management practices and conservation principles. Safcol acquired the commercial forestry and related activities of the forestry branch of the Department of Water Affairs and Forestry in April 1993. The company owns
332 000ha of commercial tree plantations and other assets, including MTO
Forestry (Pty) Ltd, Amatola Forestry Company (Pty) Ltd and Komatiland Forests
(Pty) Ltd.

Safcol reported a net profit after tax of R252 million for 2004/05, which is much higher than the net profit of R43 million reported for 2003/04. Despite the decline in revenue, operating profit increased by 413,6 per cent to R333 million during 2004/05, attributable to the increase in the fair value of plantations, which has added R329 million (R75 million in 2004) to pre-tax profits. Safcol retains large amounts of cash reserves, which increased from R89 million at 30
June 2004 to R181 million at 30 June 2005.

Safcol did not comply with certain of its statutory obligations, which is related to a lack of predetermined and disclosed performance targets and performance measurement. The department and Safcol have already met to address such compliance through the conclusion of a shareholder compact. The department has also identified additional conditions (related to the Komatiland Forests share sale agreement) that need to be addressed by Safcol.

As government will no longer involve itself in the direct management of commercial plantations, the Department of Water Affairs and Forestry, together with the Department of Public Enterprises, is involved in restructuring the state's commercial forests. Land will be leased to private operators, with agreed conditions relating to environmental, social and commercial responsibilities. The restructuring of Safcol, which began in 1999, will eventually see the transfer of state forest land to the private sector.

                                                                             183

2006 Estimates of National Expenditure

TABLE 9.10 FINANCIAL SUMMARY FOR THE SA FORESTRY COMPANY LIMITED (SAFCOL)

                                                           OUTCOME                                   MEDIUM-TERM ESTIMATE
                                                -------------------------------               ---------------------------------
                                                AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                                   OUTCOME
                                                -------------------------------------------------------------------------------
R Thousand                                      2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                                 729 429     682 434     687 549     361 414     520 191     544 955     550 435
Sale of goods and services other than capital   677 257     667 239     639 432     349 838     483 243     505 955     529 735
assets
of which:
Sales by market establishments                  677 257     667 239     639 432     349 838     483 243     505 955     529 735
Other non-tax revenue                            52 172      15 195      48 117      11 576      36 948      39 000      20 700
-------------------------------------------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                               28 868      14 719       1 264          --          --          --          --
-------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                   758 297     697 153     688 813     361 414     520 191     544 955     550 435
===============================================================================================================================
EXPENSES
CURRENT EXPENSE                                 619 632     653 893     325 999     334 222     441 898     462 410     481 088
Compensation of employees                       201 237     206 108     189 583     107 748     148 836     155 831     163 155
Goods and services                              372 315     367 607      77 849     179 430     243 212     255 225     267 234
Depreciation                                     25 954      28 327      26 622      16 279      18 171      18 828      19 607
Interest, dividends and rent on land             20 126      51 851      31 945      30 765      31 679      32 526      31 092
TRANSFERS AND SUBSIDIES                          16 486      21 348      19 730      10 620      14 913      15 640      16 350
-------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                  636 118     675 241     345 729     344 842     456 811     478 051     497 438
-------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                             122 179      21 912     343 084      16 572      63 380      66 905      52 997
===============================================================================================================================
Tax payment                                      36 239      34 858     121 402          --          --          --          --
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET SUMMARY

Carrying value of assets                        397 501     802 757     986 471     985 544     988 124     989 045     990 332
Investments                                      87 564      51 870     116 630     140 767     165 767     185 767     193 267
Inventory                                        39 496      36 864      13 676      16 360      16 360      14 500      14 500
Receivables and prepayments                     126 207     128 850      97 294      58 365      68 000      68 914      70 743
Cash and cash equivalents                       107 507      88 737     180 823     160 692     193 021     233 436     264 948
-------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                    758 275   1 109 078   1 394 894   1 361 728   1 431 272   1 491 662   1 533 790
===============================================================================================================================
Capital and reserves                            574 147     787 638   1 036 008   1 052 580   1 115 960   1 182 865   1 235 862
Borrowings                                       14 457      13 770      10 746       8 810      10 302      11 348      11 718
Post retirement benefits                         16 214      17 203       9 291      10 457      10 661      11 000      11 660
Trade and other payables                         77 956      76 431      84 004      36 863      46 332      46 432      36 532
Provisions                                       75 501     214 036     254 845     253 018     248 017     240 017     238 018
-------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                    758 275   1 109 078   1 394 894   1 361 728   1 431 272   1 491 662   1 533 790
===============================================================================================================================

Data provided by the SA Forestry Company Limited

AVENTURA

Aventura (Pty) Ltd operates eight self-catering resorts around the country. This business was sold in July 2003 to Forever Resorts, and Aventura is no longer on government's books. All that remains is the transfer of land to Forever Resorts following the resolution of the land claims.

PEBBLE BED MODULAR REACTOR

The Pebble Bed Modular Reactor (Pty) Ltd (PBMR) company was established in 1999 by Eskom as a vehicle for pursuing and commercialising its research into an alternative nuclear electricity generation technology. Following Cabinet's memorandum in April 2000 to launch the company,

                                                      Vote 9: Public Enterprises

the PBMR went through a detailed feasibility phase, during which external partners were secured. Government envisages that it will own 51 per cent of total equity in the project, which will include ownership by the Industrial
Development Corporation (15 per cent) and Eskom (6 per cent). Local and international investors will subscribe to the balance of 49 per cent.

A period of constant reviews and viability studies by various independent parties followed. These concluded that while the technology is feasible, the economic feasibility is questionable for a start-up venture, if no cognisance is taken of the socio- and macroeconomic benefits. During 2002 and 2003, Eskom requested the government to assist directly in the development of the technology.

Following the withdrawal of Exelon, government decided to restructure the joint venture participation and to mandate the Industrial Development Corporation to oversee the development of the pebble bed modular reactor on behalf of government. Meanwhile, the PBMR company has finalised the designs for most of the components, begun to staff up and start with skills development, and is in a position to begin ordering hardware for the construction of the demonstration reactor at Koeberg.

Revenue to date is limited to net interest received, and transfers received include receipts from government and all other funders. All expenses are capitalised against either the demonstration reactor plant or the pilot fuel plant, but are written off in the company's annual financial statements. During the initial feasibility stage (up to June 2004), R1,5 billion was spent on the development of PBMR technology and the design of the demonstration reactor plant and pilot fuel plant. The PBMR company received R600 million from government in
2004/05. Another R580 million was awarded for 2005/06 and R2006/07.

Some of the biggest challenges that now face the company are:

o    obtaining a positive record of decision for the environmental impact assessment from the Department of Environment and Tourism for both the demonstration plant at Koeberg and the pilot fuel plant at Pelindaba

o    securing sufficient funding to commit to long-term manufacturing contracts with suppliers

o    finalising a shareholders' agreement between the present investors and introducing new investors in 2006.

                                                                             185

2006 Estimates of National Expenditure

ANNEXURE

VOTE 9: PUBLIC ENTERPRISES

Table 9.A: Summary of expenditure trends and estimates per programme and economic classification

Table 9.B: Summary of personnel numbers and compensation of employees

Table 9.C: Summary of expenditure on training

Table 9.D: Summary of official development assistance expenditure

                                                      Vote 9: Public Enterprises

TABLE 9.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC
CLASSIFICATION

PROGRAMME                           APPROPRIATION     AUDITED            APPROPRIATION                 REVISED
                                   MAIN    ADJUSTED   OUTCOME    MAIN      ADDITIONAL     ADJUSTED    ESTIMATE
                                  ----------------------------------------------------------------------------
R thousand                             2004/05        2004/05               2005/06                    2005/06
--------------------------------------------------------------------------------------------------------------

1. Administration                 36 549     38 063    36 358   35 479           7 962      43 441      45 641
2. Analysis and Risk               9 600     10 365    13 943   13 863            (91)      13 772      13 272
   Management
3. Legal, Governance and           8 383     10 333     6 096    8 980             111       9 091       8 091
   Secretariat
4. Corporate Strategy and          5 823    606 578   606 578   11 064         578 228     589 292     588 592
   Structure
5. Corporate Finance and          15 633     15 052    15 711   22 597       1 997 715   2 020 312   2 020 312
   Transactions
--------------------------------------------------------------------------------------------------------------
TOTAL                             75 988    680 391   678 686   91 983       2 583 925   2 675 908   2 675 908
==============================================================================================================

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  67 885     69 079    67 219   72 698           6 143      78 841      77 991
Compensation of employees         42 825     37 835    34 970   52 845         (4 762)      48 083      46 583
Goods and services                25 060     31 244    32 249   19 853          10 905      30 758      31 408
TRANSFERS AND SUBSIDIES            7 051    609 065   609 032   18 758       2 577 782   2 596 540   2 596 540
Provinces and municipalities         129        143       110      132               1         133         133
Departmental agencies and          6 922      6 922     6 922    5 626         (2 000)       3 626       3 626
accounts
Public corporations and private       --    602 000   602 000   13 000       2 579 781   2 592 781   2 592 781
enterprises
PAYMENTS FOR CAPITAL ASSETS        1 052      2 247     2 435      527              --         527       1 377
Machinery and equipment            1 052      2 247     2 338      527              --         527         527
Software and intangible assets        --         --        97       --              --          --         850
--------------------------------------------------------------------------------------------------------------
TOTAL                             75 988    680 391   678 686   91 983       2 583 925   2 675 908   2 675 908
==============================================================================================================

TABLE 9.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)         25 525    29 944    34 694          47 763       57 294    60 675    66 116
Unit cost (R thousand)               169       212       259             312          374       397       432
Compensation as % of total        100.0%     99.5%     99.2%           99.3%        99.0%     98.8%     98.8%
Personnel numbers (head count)       151       141       134             153          153       153       153
Unit cost (R thousand)                          --
Personnel numbers (head count)        --        27        --              --           --        --        --
C. INTERNS
Compensation of interns (R            --       144       276             320          594       720       792
thousand)
Unit cost (R thousand)                          24        12               8           33        36        38
Number of interns                     --         6        23              41           18        20        21
----------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)         25 525    30 088    34 970          48 083       57 888    61 395    66 908
UNIT COST (R THOUSAND)               169       173       223             248          339       355       385
PERSONNEL NUMBERS (HEAD              151       174       157             194          171       173       174
COUNT)
----------------------------------------------------------------------------------------------------------------

                                                                             187

2006 Estimates of National Expenditure

TABLE 9.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)           1 613       910       683             481          579       614       670
BURSARIES (EMPLOYEES)
Expenditure (R thousand)             352       403       194             233          278       307       338
----------------------------------------------------------------------------------------------------------------
TOTAL                              1 965     1 313       877             714          857       921     1 008
================================================================================================================

TABLE 9.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR              PROJECT        CASH/                                      ADJUSTED
                                  KIND          AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ------------------------------------------------------------------------------
R thousand                                2002/03   2003/04   2004/05         2005/06     2006/07   2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------

DFID         Restructuring        Kind         --     6 881    81 600              --          --        --         --
             activities
DFID         Energy sector        Kind        296     2 117        --              --          --        --         --
             specialist
DFID         Ports specialist     Kind         --     3 009        --              --          --        --         --
DFID         Overseas             Kind         --        --        --              --          --        --         --
             Development
             Institute (ODI)
DFID         Corporate            Kind         --        --        --              --          --        --         --
             governance
DFID         Performance          Kind        442        --        --              --          --        --         --
             monitoring
DFID         Training             Kind        407        --        --              --          --        --         --
DFID         Support to           Kind         --        --        --           1 000       1 062        19         --
             restructuring of
             Public Enterprises
             in South Africa
USAID        Training             Kind         --     8 311    19 036              --          --        --         --
USAID        Project management   Kind         --        --        --              --          --        --         --
             systems
USAID        Ports study          Kind         --        --        --              --          --        --         --
USAID        Preliminary study    Kind         --        --        --              --          --        --         --
             or ports
             restructuring
USAID        Corporate            Kind         --        --        --              --          --        --         --
             governance
USAID        Audit of SOE's       Kind         --        --        --              --          --        --         --
USAID        Training of SOE's    Kind         --        --        --              --          --        --         --
             dircectors
USAID        Database             Kind         --        --        --              --          --        --         --
             enhancements
------------------------------------------------------------------------------------------------------------------------
TOTAL                                       1 145    20 318   100 636           1 000       1 062        19         --
========================================================================================================================

                                                                         VOTE 10

PUBLIC SERVICE AND ADMINISTRATION

                                       2006/07
R THOUSAND                       TO BE APPROPRIATED   2007/08   2008/09
-----------------------------------------------------------------------
MTEF ALLOCATIONS                       325 610        255 735   275 058
-----------------------------------------------------------------------
   OF WHICH:
   Current payments                    323 027        253 423   272 705
   Transfers and subsidies                 409            447       470
   Payments for capital assets           2 174          1 865     1 883
-----------------------------------------------------------------------
STATUTORY AMOUNTS                           --             --        --
-----------------------------------------------------------------------
Executive authority              Minister for the Public Service and
                                 Administration
Accounting officer               Director-General of Public Service and
                                 Administration
-----------------------------------------------------------------------

AIM

The aim of the Department of Public Service and Administration is to lead the modernisation of the public service, by assisting government departments to implement their management policies, systems and structural solutions, within a generally applicable framework of norms and standards, to improve service delivery.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide policy, strategic leadership and overall management of the department.

PROGRAMME 2: INTEGRATED HUMAN RESOURCE MANAGEMENT AND DEVELOPMENT

Develop and implement an integrated human resources development strategy, monitor employment practices, and improve the health and well-being of public service employees.

PROGRAMME 3: MANAGEMENT OF COMPENSATION

Develop and implement compensation policies and guidelines for the public sector and ensure coordinated bargaining.

PROGRAMME 4: INFORMATION AND TECHNOLOGY MANAGEMENT

Ensure the effective use of information and IT in government, and facilitate the use of IT for modernising government and establishing e-government practices within an acceptable information security environment.

PROGRAMME 5: SERVICE DELIVERY IMPROVEMENT

Engage in supportive interventions and partnerships, which improve both efficiency and effectiveness, and innovative learning and knowledge-based modes and practices of service delivery in the public service.

                                                                             189

2006 Estimates of National Expenditure

PROGRAMME 6: PUBLIC SECTOR ANTI-CORRUPTION

Establish strategies to fight corruption and improve ethical conduct and practices in the public sector.

PROGRAMME 7: INTERNATIONAL AND AFRICAN AFFAIRS

Establish and maintain bilateral and multilateral relations on governance and public administration through implementing global and continental programmes and projects for improving governance and public administration.

PROGRAMME 8: PLANNING, MONITORING AND EVALUATION

Establish a system for planning, monitoring and evaluation that will enable accountability for the transformation of the public sector.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The Department of Public Service and Administration's mandate is to promote effective and efficient service delivery, which is central to the transformation of government. Representivity in the public service continues to improve and IT is being appropriately applied to have a positive impact on service delivery.
The department's engagements and relationships in Africa and across the globe are also aimed at improved governance and public administration. With a new focus on monitoring and evaluation, and support being given for effective implementation of new polices across government, the department strengthens its human resources and service delivery practices.

In order for the department to cope with its expanded mandate, an internal restructuring process resulted in the former programme 2: Integrated Human
Resources to be split into two programmes: Integrated Human Resource Management and Development and Management of Compensation.

Reform of human resources practices

The department has made good progress in transforming human resources management in the public service through new policies and agreements, including an agreement on transforming and restructuring the public service. Implementing this resolution (the Public Service Co-ordinating Bargaining Council (PSCBC)
Resolution 7 of 2002) was the main focus during 2003/04, and paved the way for all departments to restructure their organisations to provide better service.

Since then, the department has developed, negotiated and implemented new frameworks, policies and agreements. During 2005/06, a total cost to employer package was implemented for the middle management service. A review of the senior management service, focusing on the remuneration of this level, is currently under way. The Government Employees Medical Scheme was registered in
January 2005 and members began enrolling in January 2006. The policy and procedure on incapacity leave and ill-health retirement for public service employees will be implemented in 2006/07. Work on the personnel expenditure review began in 2005/06 and will be completed in 2006/07.

Service delivery improvement (Batho Pele)

The rollout of the Batho Pele change management engagement programme, an outreach programme designed to communicate and instil Batho Pele values, began during 2003/04 and will continue over the medium term.

                                      Vote 10: Public Service and Administration

As part of the Batho Pele thrust, the Centre for Public Service Innovation was established in 2001. A review of public entities was done, with a view to designing a comprehensive and coherent policy and regulatory framework.

A community development worker (CDW) programme was set up in 2003, and a CDW learnership programme began in provinces in early 2004. CDWs are part of government's drive to ensure service delivery to poor and marginalised communities by providing a bridge between government and the citizens. The implementation and rollout is under way and 2 840 CDWs should be deployed by
March 2006.

IT and communication

The department is responsible for adopting approaches to IT to improve
e-government and service delivery. The department is also responsible for overseeing the functions of the State Information Technology Agency (SITA).
Regulations for the SITA Act (2002) were developed, approved and amended in
October 2005. To address the major concerns of integrated service delivery, the department, in conjunction with SITA, has been working on the Batho Pele Gateway project, directed at improving citizens' access to government services through
IT.

During 2002/03 and 2003/04, the department developed and rolled out the Batho
Pele Gateway communication campaign that focused on back office transformation and the important link with ICT to improve service delivery. The first phase of the project, providing a 24-hour IT window for accessing government services, was launched in August 2004. The second phase, the development of transaction capacity, will be rolled out over the medium term. This project continues to be a major focus area.

Anti-corruption

Following a Cabinet decision, a unit for anti-corruption and high profile cases against government officials was set up in April 2001. Initially, the department focused on building internal capacity to manage high profile cases. This has allowed the department to implement the public service anti-corruption strategy, and to support government's efforts through appropriate research, conferences and workshops on international and regional protocols on corruption.

The Prevention and Combating of Corrupt Activities Act was passed in 2004 and a national anti-corruption summit was held in March 2005. South Africa will be hosting the Global Forum V on Fighting Corruption and Safeguarding Integrity in
2007. Over the medium term, the department will consolidate the legislative and policy responsibilities of the Minister for the Public Service and
Administration, and it will also make sure that South Africa complies with international, continental and regional conventions on corruption.

Governance and public administration in Africa and internationally

The department's role internationally and in Africa in the area of public administration gained momentum after the establishment of the New Partnership for Africa's Development (Nepad).

The Minister for Public Service and Administration hosted the fourth pan-African ministers of public service conference in May 2003 and the African regional conference, Reinventing Government, in January 2005. The department has also been engaged in the regional support initiative in the Democratic Republic of
Congo and has committed itself to help rebuild Sudan. Another major priority for
2005/06, which will continue for most of the medium term, is the implementation of the African Peer Review Mechanism (APRM).

                                                                             191

2006 Estimates of National Expenditure

Monitoring and evaluation

Government needs to be accountable for the processes, outputs and outcomes of public administration and make sure that citizens are sufficiently informed for evaluating the efficiency and effectiveness of the public service. Through the new monitoring and evaluation function, the department will be in a position to measure and address any failure to comply with legislation and regulations governing the public service, and thus prevent the failure of service delivery.
Mechanisms will include an early warning system, which will provide a basis for interventions in departments and provinces. In 2005/06, the department established a new programme to deal with monitoring and evaluation. Improved monitoring and evaluation is linked to the imperative to improve public management and service delivery.

EXPENDITURE ESTIMATES

TABLE 10.1 PUBLIC SERVICE AND ADMINISTRATION

PROGRAMME                                                    ADJUSTED    REVISED
                                AUDITED OUTCOME         APPROPRIATION   ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                          -----------------------------------------------------------------------------------------
R thousand                2002/03   2003/04   2004/05         2005/06                 2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------------

1. Administration          31 729    33 668    38 699          48 562     45 012       52 137    57 416    60 580
2. Integrated              15 085    18 229    18 424          26 956     28 856       38 579    46 034    49 755
   Human Resource
   Management and
   Development
3. Management of            9 314    13 470    24 187          26 999     26 999      100 667    21 520    24 928
   Compensation
4. Information and         63 072    65 677    19 869          18 713     18 713       24 714    25 790    27 127
   Technology
   Management
5. Service Delivery        16 703    20 159    22 008          46 128     47 778       65 737    78 928    86 133
   Improvement
6. Public Sector            1 321     1 482     1 800           5 897      5 897       24 124     7 450     7 231
   Anti-Corruption
7. International and        1 380     3 236     3 550          12 617     12 617       12 683     8 488     6 858
   African Affairs
8. Planning,                   --        --        --           2 561      2 561        6 969    10 109    12 446
   Monitoring and
   Evaluation
-------------------------------------------------------------------------------------------------------------------
TOTAL                     138 604   155 921   128 537         188 433    188 433      325 610   255 735   275 058
===================================================================================================================
Change to 2005 Budget                                          20 707     20 707      148 262    71 370    81 475
estimate
-------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS           88 607    98 988   125 025         183 786    183 786      323 027   253 423   272 705
Compensation of            45 991    49 757    58 758          73 824     73 824       93 463   100 828   107 272
employees
Goods and services         42 616    49 231    66 267         109 962    109 962      229 564   152 595   165 433
of which:
Communication               2 746     2 751     2 424           3 208      3 208        4 367     4 382     4 643
Computer services           1 919     2 746     3 346           3 696      3 696        6 963     8 099     7 988
Consultants,               16 743    19 909    27 100          59 922     59 922      129 163    63 306    74 356
contractors and
special services
Inventory                   3 625     4 596     5 343           6 857      6 857       12 201     9 886    10 447
Maintenance repair          1 189     1 206       709             547        547          870     1 080     1 146
and running cost
Operating leases              838       942     1 075           1 162      1 162        1 262     1 370     1 475
Travel and                  7 428     8 999    13 813          11 690     11 690       50 337    38 459    38 141
subsistence
-------------------------------------------------------------------------------------------------------------------

                                      Vote 10: Public Service and Administration

TABLE 10.1 PUBLIC SERVICE AND ADMINISTRATION (CONTINUED)

                                                                 ADJUSTED    REVISED
                                    AUDITED OUTCOME         APPROPRIATION   ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                              -----------------------------------------------------------------------------------------
R thousand                    2002/03   2003/04   2004/05         2005/06                 2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------------

TRANSFERS AND                  45 329    50 265       332             419        419          409       447       470
SUBSIDIES
Provinces and                     144       149       178             214        214          147        --        --
municipalities
Departmental                   45 002    50 002        --               2          2            2         2         2
agencies and
accounts
Public corporations                --        --        --              18         18           --        --        --
and private
enterprises
Foreign governments               183       114       138             185        185          260       445       468
and international
organisations
Households                         --        --        16              --         --           --        --        --
PAYMENTS FOR CAPITAL ASSETS     4 668     6 668     3 180           4 228      4 228        2 174     1 865     1 883
Machinery and                   4 153     6 642     3 116           4 014      4 014        1 908     1 643     1 645
equipment
Software and other                515        26        64             214        214          116       152       168
intangible assets
Land and subsoil                   --        --        --              --         --          150        70        70
assets
-----------------------------------------------------------------------------------------------------------------------
TOTAL                         138 604   155 921   128 537         188 433    188 433      325 610   255 735   275 058
=======================================================================================================================

EXPENDITURE TRENDS

Expenditure is expected to increase at a high rate over the seven-year-period.
In particular, overall spending increases from R138,6 million in 2002/03 to
R188,4 million in 2005/06, an average annual increase of 10,8 per cent. Over the
2006 medium-term expenditure framework (MTEF), expenditure is expected to rise further, reaching R275,1 million by 2008/09, at an average annual rate of 13,4 per cent.

The increase in the Administration programme over the medium term is due mainly to the community development workers and compensation of employees. The
Planning, Monitoring and Evaluation programme was created in 2005/06, resulting in a baseline increase of R2,5 million, R7 million and R10 million during
2005/06, 2006/07 and 2007/08, respectively.

The 23,1 per cent increase in expenditure in the Service Delivery Improvement programme over the 2006 MTEF, taking spending from R46,1 million in 2005/06 to
R86,1 million in 2008/09, will be used mainly to fund Batho Pele, the revitalisation programme and the integrated public service delivery programme.
Included in the 2006 Budget is a R15 million allocation for the Service Delivery
Improvement Programme for support to the Democratic Republic of Congo. The sharp increase in the allocation for the Public Sector Anti-Corruption programme in
2006/07 is directly linked to hosting the Global Forum V on Fighting Corruption and Safeguarding Integrity and the national anti-corruption programme. The sharp increase in expenditure in the International and African Affairs programme in
2005/06 is due to expenditure related to the African Peer Review Mechanism.
Expenditure for 2007/08 and 2008/09 for the Public Sector Anti-Corruption and
International and African Affairsprogrammes declines because the Global Forum and African Peer Review Mechanism projects will be completed by 2007/08.

There is a 2,6 per cent decline in the Management of Compensation programme between 2005/06 and 2008/09 due to the phasing out of the medical scheme.

Expenditure on compensation of employees grows at a rate of 13,3 per cent over the 2006 MTEF, because of the department's focus on increasing its internal capacity. The reduction of the transfer

                                                                             193

2006 Estimates of National Expenditure

of funds to the State Information Technology Agency during 2004/05 has significantly decreased overall expenditure in the Information and Technology
Management programme.

DEPARTMENTAL RECEIPTS

Departmental receipts for 2005/06 were generated from parking fees, interest on bursary debts, stale cheques, the sale of assets, commissions, and recovery of the previous year's expenditure. R8,6 million was received as one-off self-financing: R7,8 million was from the Centre for Public Service Innovation, which was incorporated into the department with effect from April 2005; a R1 million donation was received from the African Renaissance Fund for activities in the Democratic Republic of Congo. Receipts are anticipated to remain relatively stable over the medium term.

TABLE 10.2 DEPARTMENTAL RECEIPTS

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                                       ---------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06     2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                      235     8 774       863           8 902         178       181       188
Sales of goods and services                 19        33        41              40          40        40        40
produced by department
Transfers received                          89      8677       448           8 612          --        --        --
Sales of capital assets                     --        --       150             200          --        --        --
Financial transactions in assets and       127        64       224              50         138       141       148
liabilities
------------------------------------------------------------------------------------------------------------------
TOTAL                                      235     8 774       863           8 902         178       181       188
==================================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 10.3 ADMINISTRATION

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Minister 1                                 692       851       958             837          887       934       981
Management                               5 896     5 733     6 061           8 155       10 550    11 869    12 612
Corporate Services                      24 303    26 142    30 605          38 408       39 438    43 243    45 512
Property Management                        838       942     1 075           1 162        1 262     1 370     1 475
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   31 729    33 668    38 699          48 562       52 137    57 416    60 580
=====================================================================================================================
Change to 2005 Budget estimate                                               8 841        7 815     9 804    10 587
---------------------------------------------------------------------------------------------------------------------

1    Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

                                      Vote 10: Public Service and Administration

TABLE 10.3 ADMINISTRATION (CONTINUED)

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06     2006/07   2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                        29 807    32 462    36 836          46 017      51 659    56 963     60 112
Compensation of employees               15 530    16 274    19 281          22 178      25 275    27 376     29 259
Goods and services of which:            14 277    16 188    17 555          23 839      26 384    29 587     30 853
Communication                            1 560     1 416     1 238           1 530       1 554     1 681      1 743
Computer services                        1 919     2 746     3 252           3 058       4 035     4 954      5 081
Consultants, contractors and special       247       430       794             848       3 599     4 954      5 081
services
Inventory                                1 699     1 921     1 173           2 110       2 198     2 397      2 448
Maintenance repair and running cost        897       838       513             252         488       719        767
Operating leases                           838       942     1 075           1 162       1 262     1 370      1 475
Travel and subsistence                   3 634     4 055     3 941           3 964       7 003     7 722      8 060
TRANSFERS AND SUBSIDIES                     56        52       212             103         109       117        123
Provinces and municipalities                53        48        59              76          60        --         --
Foreign governments and                      3         4       137              27          49       117        123
international organisations
Households                                  --        --        16              --          --        --         --
PAYMENTS FOR CAPITAL ASSETS              1 866     1 154     1 651           2 442         369       336        345
Machinery and equipment                  1 372     1 154     1 610           2 381         338       304        311
Software and other intangible assets       494        --        41              61          31        32         34
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   31 729    33 668    38 699          48 562      52 137    57 416     60 580
=====================================================================================================================

EXPENDITURE TRENDS

Over the 2006 MTEF, the average annual increase in expenditure is expected to be lower than between 2002/03 to 2004/05, at 7,6 per cent compared to 15,9 per cent. The sharp increase in 2005/06 is a result of expenditure related to the department's relocation to new premises, the launch of the community development workers project and the outsourcing of internal audit functions.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The department received the following amounts: R1,3 million in 2006/07, R1,4 million in 2007/08 and R1,5 million in 2008/09. Expenditure has been adjusted for 2002/03 to
2005/06.

PROGRAMME 2: INTEGRATED HUMAN RESOURCES MANAGEMENT AND DEVELOPMENT

The Integrated Human Resources Management and Development programme aims to develop, implement and improve human resources management and development practices in the public service, thus ensuring the effective and appropriate use of human capacity for service delivery.

Apart from Management there are four subprogrammes:

o    Employment Practice and Career Management develops transversal policies, prescripts and interventions in the various areas of the senior management service. It is also responsible for competency profiling, human resources planning, employment equity, and the proper positioning and structuring of the human resources function in the public service.

                                                                             195

2006 Estimates of National Expenditure

o    Employee Health and Wellness promotes and manages health and wellness in the public service by developing and implementing policies and strategies and documenting good practices.

o    Human Resource Development Strategy aims to improve the competency levels of public servants through strategies and interventions such as internships, learnerships and skills programmes.

o    Public Service Education and Training Authority (PSETA) develops a co-ordinated framework for providing appropriate and adequate public service education and training.

EXPENDITURE ESTIMATES

TABLE 10.4 INTEGRATED HUMAN RESOURCE MANAGEMENT AND DEVELOPMENT

                                                                          ADJUSTED
SUBPROGRAMME                                 AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06     2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Management                               1 329     2 039     2 782           1 665       1 388     1 451     1 543
Employment Practice and Career           5 289     5 069     5 566           8 359      10 627    12 291    11 078
Management
Employee Health and Wellness             2 160     3 158     3 271           6 792       8 488     8 636     9 976
Human Resource Development               1 290     1 966     1 602           2 784       3 196     3 383     3 471
Strategy
Public Service Education and             5 017     5 997     5 203           7 356      14 880    20 273    23 687
Training Authority
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   15 085    18 229    18 424          26 956      38 579    46 034    49 755
=====================================================================================================================
Change to 2005 Budget estimate                                            (30 609)    (12 297)   (2 143)     (831)
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        15 043    17 793    17 530          26 441      38 018    45 882    49 580
Compensation of employees                8 929    10 600    10 917          12 867      19 096    21 494    23 370
Goods and services                       6 114     7 193     6 613          13 574      18 922    24 388    26 210
of which:
Communication                              367       524       437             417         608       643       674
Computer services                           --        --        92             120         231       237       244
Consultants, contractors and special       398     2 468     1 675           9 663       7 259    10 924     9 878
services
Inventory                                  844     1 094     1 011             696       1 397     1 533     1 523
Maintenance repair and running cost         54        83         4              40          38        40        46
Travel and subsistence                   1 257     1 604     1 763           2 176       7 140     8 604    11 348
TRANSFERS AND SUBSIDIES                     27        32        33              42          51        56        59
Provinces and municipalities                27        32        33              42          30        --        --
Foreign governments and                     --        --        --              --          21        56        59
international organisations
PAYMENTS FOR CAPITAL ASSETS                 15       404       861             473         510        96       116
Machinery and equipment                     15       404       852             378         510        96       116
Software and other intangible assets        --        --         9              95          --        --        --
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   15 085    18 229    18 424          26 956      38 579    46 034    49 755
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure shows very strong growth throughout the whole period from 2002/03 to
2008/09. Overall spending grew from R15,1 million in 2002/03 to R27 million in
2005/06, at an average annual rate of 21,3 per cent. The growth is mainly due to additional funding for combating and preventing HIV and Aids in the public service, and the implementation of a restricted membership medical scheme for the public service in 2005/06. The main contributor to the increases in the budget over the 2006 MTEF is the additional allocation for the Public Service
Education and Training Authority (PSETA), with expenditure expected to reach
R49,8 million by 2008/09, growing at a rate of 22,7 per cent.

                                      Vote 10: Public Service and Administration

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Senior management system

Cabinet has approved the voluntary implementation by departments of the senior management competency assessment system.

Employee health and wellness

The communication campaign has been expanded in partnership with the Soul City
Institute, which uses multimedia to provide access to relevant information to all public service employees. A successful national public service employee health and wellness indaba was held in October 2005.

The policy and procedure on incapacity leave and ill-health retirement for public service employees will be implemented in 2006/07. Work on the personnel expenditure review began in 2005/06 and will be completed in 2006/07.

Public Service Education and Training Authority

PSETA aligned its sector skills plan with the new national skills development strategy for 2005-2010 and, in line with the required procedure for all the
SETAs, submitted it to the Department of Labour.

SELECTED MEDIUM-TERM OUTPUT TARGETS

INTEGRATED HUMAN RESOURCE MANAGEMENT AND DEVELOPMENT

MEASURABLE OBJECTIVE: Ensure effective and appropriate use of human resources through targeted interventions that improve management and overall capacity

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME              OUTPUT                                 MEASURE/INDICATOR                             TARGET
-------------------------------------------------------------------------------------------------------------------------------

Human Resource            Integrated financial management        Human resources domain developed (A part of   By March 2007
Development Strategy      system                                 the integrated financial management system)
-------------------------------------------------------------------------------------------------------------------------------
Employment Practice and   Appropriate employment policies,       Interventions to improve human resource       2006-2008
Career Management         frameworks and practices established   management practices implemented
(EPCM)

                          Interventions implemented to improve   Employment equity targets and programmes      Starting in 2006
                          and sustain employment equity in the   approved
                          public service

                          Interventions implemented to improve   Effective and efficient human resources       2006-2007
                          and sustain human resource planning    planning established
                          in the public service
-------------------------------------------------------------------------------------------------------------------------------

                                                                             197

2006 Estimates of National Expenditure

-----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME          OUTPUT                                 MEASURE/INDICATOR                               TARGET
-----------------------------------------------------------------------------------------------------------------------

Employee Health and   A comprehensive health and wellness    Guidelines developed and approved               March 2006
Wellness (EHW)        framework for the Public Service

                                                             An implementation strategy developed and        June 2006
                                                             approved

                                                             Guidelines implemented by all departments       March 2008

                      A national framework for the global    An approved strategy for GIPA in implementing   June 2006
                      programme, greater involvement of      the EHW programme
                      employees living with HIV and Aids
                      (GIPA)

                      A needs-based capacity building plan   Deadline for plan                               March 2007
                      for the public service in place

                      A monitoring and evaluation plan for   A monitoring framework developed and            June 2006
                      the implementation of the EHW          approved
                      programme                              Framework implemented                           March 2007
-----------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: MANAGEMENT OF COMPENSATION

The Management of Compensation programme was previously included in the
Integrated Human Resources programme. It develops and implements compensation policies and guidelines, and ensures co-ordinated bargaining.

Apart from Management there are two subprogrammes:

o    Remuneration and Conditions of Service makes sure that appropriate remuneration and related policies and practices are developed and implemented, while managing and monitoring the growth of the wage bill.

o    Negotiations and Labour Relations determines labour relations policies for the public service. It engages with employee representatives to improve appropriate labour relations and facilitate stable relations between the state as employer and unions representing public servants. It also provides for an appropriate negotiations framework to negotiate on behalf of the state as the employer.

EXPENDITURE ESTIMATES

TABLE 10.5 MANAGEMENT OF COMPENSATION

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ---------------------------   -------------   --------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06     2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Management                                  --        --        --              --       3 003     4 412     7 720
Remuneration and Conditions of           5 904     7 217    15 769          23 081      92 452    11 121    10 936
Service
Negotiations and Labour Relations        3 410     6 253     8 418           3 918       5 212     5 987     6 272
---------------------------------------------------------------------------------------------------------------------
TOTAL                                    9 314    13 470    24 187          26 999     100 667    21 520    24 928
=====================================================================================================================
Change to 2005 Budget estimate                                               4 286      76 601   (3 292)   (1 125)
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                         9 206    13 429    24 158          26 663     100 584    21 398    24 791
Compensation of employees                7 537     7 689     9 481          10 988      11 034    11 939    12 776
Goods and services                       1 669     5 740    14 677          15 675      89 550     9 459    12 015
of which:
Communication                              226       281       244             277         344       466       483
Consultants, contractors and special       133     3 020     9 153          12 936      83 188     1 900     5 521
services
Inventory                                  236       145       165             581         830       907       798
Maintenance repair and running cost        153       157       168             129         184       152       158
Travel and subsistence                     601     1 327     3 781           1 149       2 794     3 499     2 787
---------------------------------------------------------------------------------------------------------------------

                                      Vote 10: Public Service and Administration

TABLE 10.5 MANAGEMENT OF COMPENSATION (CONTINUED)

                                                                          ADJUSTED
                                              AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                     23        23        29              30           25        30        32
Provinces and municipalities                23        23        29              30           15        --        --
Foreign governments and                     --        --        --              --           10        30        32
international organisations
PAYMENTS FOR CAPITAL ASSETS                 85        18        --             306           58        92       105
Machinery and equipment                     64        --        --             306           --        --        --
Software and other intangible assets        21        18        --              --           58        92       105
---------------------------------------------------------------------------------------------------------------------
TOTAL                                    9 314    13 470    24 187          26 999      100 667    21 520    24 928
=====================================================================================================================

EXPENDITURE TRENDS

The expenditure pattern is generally uneven due to a number of short-term projects in this programme. The budget increased from R9,3 million in 2002/03 to
R27 million in 2005/06, an average annual increase of 42,6 per cent. The main reason for the growth was the implementation of a restricted membership medical scheme for public servants (the Government Employees Medical Scheme became self sufficient from January 2006). The increase in 2006/07 is due to the increased rollout of the policy and procedure on incapacity leave and ill-health retirement and the programme's involvement in the single public service programme. A unified system of public administration, management and governance that covers the whole public sector has been identified as necessary for reaching South Africa' developmental goals.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Remuneration and conditions of service

The scarce skills framework for the public service was introduced as part of the multi-term agreement (Public Service Co-ordinating Bargaining Council (PSCBC)
Resolution 2 of 2004). The pilot project for the policy and procedure on incapacity leave and ill-health retirement for public service employees started in three pilot sites in 2003: SAPS, the Department of Correctional Services and
Free State province. In response to an instruction from the president, the project will be fully implemented in all departments in 2006.

The middle management service total package dispensation for salary levels 11 and 12 was implemented in July 2005. Cabinet approved the registration of the restricted membership medical scheme for public service employees in January
2005. A revised employer subsidy formula is in the process of being developed.
The first members were registered in January 2006.

Negotiations and labour relations

A labour relations forum for national departments was established and meets every two months. A computer-based labour relations news page was developed, and the first newsletter has been posted. Templates for a website database on discipline and grievances have been designed, and further technical development for implementation is being investigated.

                                                                             199

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

MANAGEMENT OF COMPENSATION

MEASURABLE OBJECTIVE: Ensure that appropriate remuneration and conditions of service policies and practices are developed and implemented in order to attract, recruit and retain high calibre skilled employees.

----------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                  OUTPUT                      MEASURE/INDICATOR                       TARGET
----------------------------------------------------------------------------------------------------------------

Remuneration and Conditions   Public sector wage policy   2005 personnel expenditure review       June 2006
of Service                                                report finalised

                                                          Public sector wage policy developed     September 2006
                              Policy and procedure on     PILIR rolled out to all public          December 2006
                              incapacity leave and        service departments
                              ill-health retirement for
                              public service employees
                              (PILIR)
----------------------------------------------------------------------------------------------------------------
Negotiations and Labour       Improved collective         Agreements concluded:
Relations                     bargaining and              Multi term salary agreement             April 2007
                              functioning of structures   Employer initiated exit package and     June 2006
                                                          Basic
                                                          Conditions of Employment Act            April 2006
                                                          Matters arising from PSCBS Resolution
                                                          2/04
----------------------------------------------------------------------------------------------------------------

PROGRAMME 4: INFORMATION AND TECHNOLOGY MANAGEMENT

The Information and Technology Management programme aims to ensure the effective use of information and IT in government, and facilitate the use of IT for modernising government and establishing e-government practices. The subprogrammes were restructured in 2006/07 to align functions and increase capacity correctly.

Apart from Management, there are four subprogrammes:

o    E-govt Architecture and Integration provides support and leadership to national and provincial departments as well as to the State Information
     Technology Agency (SITA) to develop a government-wide architecture and system integration plan.

o    Government Chief Information Officer Operations develops policies, strategies and regulations on ICT across the public service; oversees SITA;
     provides secretarial services to the Government Information Technology
     Officers' Council and oversees all ICT initiatives in the public service.

o    Government Chief Information Officer Projects support all national and provincial departments on significant transversal projects and e-government projects.

o    State Information Technology Agency provides IT, information systems and related services to or on behalf of participating organs of the state; acts as an agent of government; and develops and maintains government IT systems.

EXPENDITURE ESTIMATES

TABLE 10.6 INFORMATION AND TECHNOLOGY MANAGEMENT

SUBPROGRAMME                                                              ADJUSTED
                                              AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06     2006/07    2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Management                                  --       581     1 189           1 635       1 713      1 809     1 902
E-govt Architecture and Integration         --        --        --              --       2 949      3 395     3 563
Government Chief Information Officer        --        --        --              --       4 797      4 879     5 154
Operations
Government Chief Information Officer    18 070    15 094    18 680          17 076      15 253     15 705    16 506
Projects
State Information Technology Agency     45 002    50 002        --               2           2          2         2
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   63 072    65 677    19 869          18 713      24 714     25 790    27 127
=====================================================================================================================
Change to 2005 Budget estimate                                            (19 795)    (21 007)   (22 371)  (23 442)
---------------------------------------------------------------------------------------------------------------------

                                      Vote 10: Public Service and Administration

TABLE 10.6 INFORMATION AND TECHNOLOGY MANAGEMENT (CONTINUED)

                                                                               ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                             15 545    10 870    19 717          18 370       24 188    25 229    26 537
Compensation of employees                     3 041     2 576     3 633           6 329        8 977     9 565    10 073
Goods and services                           12 504     8 294    16 084          12 041       15 211    15 664    16 464
of which:
Communication                                   233       154       146             303          238       248       257
Consultants, contractors and special         11 490     7 010    14 336          10 100       12 953    13 291    13 969
services
Inventory                                       211        55        97             378          417       437       459
Maintenance repair and running cost              21        22         3              73           78        83        87
Travel and subsistence                          364       371       643             772          896       941       989
TRANSFERS AND SUBSIDIES                      45 010    50 010        11              16           17        20        21
Provinces and municipalities                      8         8        11              14            9        --        --
Departmental agencies and accounts           45 002    50 002        --               2            2         2         2
Foreign governments and                          --        --        --              --            6        18        19
international organisations
PAYMENTS FOR CAPITAL ASSETS                   2 517     4 797       141             327          509       541       569
Machinery and equipment                       2 517     4 797       127             318          509       541       569
Software and other intangible assets             --        --        14               9           --        --        --
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        63 072    65 677    19 869          18 713       24 714    25 790    27 127
==========================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND
ACCOUNTS
PUBLIC ENTITIES
CURRENT                                           1         1        --               1            1         1         1
State Information Technology                      1         1        --               1            1         1         1
Agency
CAPITAL                                      45 001    50 001        --               1            1         1         1
State Information Technology                 45 001    50 001        --               1            1         1         1
Agency
--------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The reduction of the transfer of funds to the State Information Technology
Agency during 2004/05 has significantly decreased overall expenditure i this programme. Excluding the SITA transfers, expenditure increases at an average annual rate of 7 per cent, raising total expenditure from R18,1 million in
2002/03 to R27,1 million in 2008/09. The growth rate is considerably higher over the 2006 MTEF than over the 2002/03 to 2005/06 period, due to additional funding to develop and implement e-government projects. A constant expenditure of R2 000 is projected for SITA to keep the subprogramme in existence for any future transfers. Two new subprogrammes were created, Government Chief Information
Officer Operations and E-govt Architecture and Integration. These will be funded from the Government Chief Information Officer Operations subprogramme.

In the Government Chief Information Officer Operations subprogramme, the slightly higher expenditure in 2004/05 compared to 2005/06 is a result of rollovers from 2003/04 for work done by SITA on the first phase of the Batho
Pele Gateway project.

                                                                             201

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

IT plans

Only a small number of departments and provinces have completed and submitted IT plans and project reports. The electronic inventory for government information systems, which was finalised in January 2006, will help departments comply electronically with these requirements as set out in the IT planning guidelines.

Broadened IT access for the public

During 2005/06, the Batho Pele Gateway project was improved by updating the content and language of the site and by its migration to a more robust infrastructure.

SITA

Regulations under the SITA Amendment Act (2002) and the Public Service Act
(1994) were concluded in October 2005.

SELECTED MEDIUM-TERM OUTPUT TARGETS

INFORMATION AND TECHNOLOGY MANAGEMENT

MEASURABLE OBJECTIVE: Improve access to government services by providing a single, 24-hour IT window in a steady and efficient manner.

-------------------------------------------------------------------------------------------------------
SUBPROGRAMME                   OUTPUT               MEASURE/INDICATOR                        TARGET
-------------------------------------------------------------------------------------------------------

Government Chief Information   Oversight of SITA    Disaster recovery plans for SITA ready   June 2006
Officer Operations                                  for implementation

                               Government website   Websites and content co-ordinated and    March 2007
                               integration          integrated across three spheres of
                                                    government
-------------------------------------------------------------------------------------------------------

PROGRAMME 5: SERVICE DELIVERY IMPROVEMENT

The Service Delivery Improvement programme engages in: supportive interventions and partnerships, which improve both efficiency and effectiveness; innovative learning; and knowledge-based modes and practices of service delivery. The subprogrammes were restructured in 2006/07 as part of the department's internal restructuring programme. Apart from Management there are four subprogrammes:

o    Government Internal Consulting Services provides targeted technical support, such as advisory services and direct intervention, to departments and provinces to improve institutional efficiency and effectiveness in service delivery.

o    Centre for Public Service Innovation aims to influence the work culture in government and develop an environment which supports innovation.

o    Macro-organisation of the State advises the minister on the macro-organisation of the state to improve service delivery and good governance.

o    Learning and Knowledge Management facilitates learning, knowledge management and research in support of improved service delivery to reform the public service.

                                      Vote 10: Public Service and Administration

EXPENDITURE ESTIMATES

TABLE 10.7 SERVICE DELIVERY IMPROVEMENT

                                                                          ADJUSTED
SUBPROGRAMME                                 AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Management                               1 427     1 653     3 699           2 757        1 333     1 432     1 598
Government Internal Consulting          10 364    13 404    10 086          13 549       35 596    28 101    28 364
Services
Centre for Public Service Innovation        --        --        --          10 465        6 642    11 500    12 943
Macro organisation of the State          2 931     2 595     4 908          12 814       16 407    30 751    35 448
Learning and Knowledge                   1 981     2 507     3 315           6 543        5 759     7 144     7 780
Management
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   16 703    20 159    22 008          46 128       65 737    78 928    86 133
=====================================================================================================================
Change to 2005 Budget estimate                                              43 031       61 867    74 793    81 791
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        16 489    19 832    21 459          45 446       65 488    78 250    85 449
Compensation of employees                9 549    10 575    13 001          17 162       20 043    22 191    23 749
Goods and services                       6 940     9 257     8 458          28 284       45 445    56 059    61 700
of which:
Communication                              291       279       280             484        1 368     1 057     1 093
Computer services                           --        --        --              --        1 424     1 324     1 324
Consultants, contractors and special     4 475     6 336        69          12 816       13 599    25 615    31 245
services
Inventory                                  567     1 317     2 802           2 816        5 882     4 352     4 502
Maintenance repair and running cost         56        92        15              36           22        24        25
Travel and subsistence                   1 320       536     2 819           2 658       17 333    12 897    11 316
TRANSFERS AND SUBSIDIES                     29        32        39              68           39        45        47
Provinces and municipalities                29        32        39              36           20        --        --
Public corporations and private             --        --        --              18           --        --        --
enterprises
Foreign governments and                     --        --        --              14           19        45        47
international organisations
PAYMENTS FOR CAPITAL ASSETS                185       295       510             614          210       633       636
Machinery and equipment                    185       287       510             565          183       605       607
Software and other intangible assets        --         8        --              49           27        28        29
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   16 703    20 159    22 008          46 128       65 737    78 928    86 133
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure grows rapidly over the seven-year-period. An average annual growth rate of 40,3 per cent between 2002/03 and 2005/06 takes total expenditure from
R16,7 million to R46,1 million, due to additional funding for provincial interventions. The budget is expected to reach R86,1 million in 2008/09, growing at a lower rate of 23,1 per cent over the 2006 MTEF. The increase is because of additional funding appropriated for the integrated public service delivery programme. The increase in expenditure in the Learnership and Knowledge
Management subprogramme in 2005/06 is because a number of projects that were managed by Learnership and Knowledge Management subprogramme were funded by the
Macro-organisation of the State subprogramme. These were then moved to the
Learnership and Knowledge Management subprogramme so that expenditure could be accounted for at the place of responsibility.

RECENT OUTPUTS

Service delivery improvement partnerships

During 2004/05, the department embarked on a targeted support programme in
Kwa-Zulu Natal that will run until mid-2006. Institutional support was also provided to Sudan and the Democratic

                                                                             203

2006 Estimates of National Expenditure

Republic of Congo via the regional support initiative in the areas of public service administration, in line with a co-operative agreement with the two countries. Support to provinces and other government institutions is an integral part of the work of the department and will remain a focus area over the medium term.

A draft policy framework for the governance and administration of public sector institutions and a draft guide for appointments to boards of public sector institutions was submitted to Cabinet.

As part of the single public service programme, the department has compiled an implementation strategy, an access framework, and a work plan. A framework for managing joint programmes is currently before Cabinet for approval.

The learning and knowledge management framework is being finalised to help entrench a culture of learning and knowledge-sharing in the public service. As part of this process, a sectoral analysis programme in the health, education and housing sectors has been initiated to improve the understanding of sectoral service delivery constraints.

Batho Pele campaigns included imbizos, letsema, Public Service Week and Africa
Public Service Day.

Learning and knowledge management

Three editions of the Service Delivery Review were published. Several learning networks were maintained and workshops were hosted, including a national monitoring and evaluation workshop, two Batho Pele learning network workshops, an intervention learning workshop in Kwa-Zulu-Natal, a human resources forum and the annual research colloquium was launched. The annual learning academy and the annual public management conversation were hosted in Western Cape.

SELECTED MEDIUM-TERM OUTPUT TARGETS

SERVICE DELIVERY IMPROVEMENT

MEASURABLE OBJECTIVE: Improve service delivery through targeted interventions to selected departments and the provision of supportive frameworks and learning products.

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                OUTPUT                                MEASURE/INDICATOR                     TARGET
----------------------------------------------------------------------------------------------------------------------------

Macro-organisation of the   Public entity legislation developed   Deadline for enactment of             March 2007
State                                                             legislation
----------------------------------------------------------------------------------------------------------------------------
Government Internal         Improved service delivery in the      Number of trainers trained in         900 trainers trained
Consulting Services         public service through effective      provincial and national departments   by March 2008
                            implementation of Batho Pele
                            and provision of turnaround support
                            and institution building to the
                            public service
----------------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: PUBLIC SECTOR ANTI-CORRUPTION

The Public Sector Anti-Corruption programme establishes and implements strategies to fight corruption and improve ethical conduct in the public service.

There are three subprogrammes:

o    Anti-Corruption Policy facilitates the development and implementation of public sector anti-corruption policies.

o    Anti-Corruption Monitoring and Evaluation monitors and evaluates the national integrity framework, underpinned by research, the development of indicators, and the management of the corruption management information system.

o    International Anti-Corruption Co-operation ensures government's active participation in and compliance with bilateral, multilateral, regional and international agreements, and regional and international initiatives; and
     provides support to other countries.

                                      Vote 10: Public Service and Administration

EXPENDITURE ESTIMATES

TABLE 10.8 PUBLIC SECTOR ANTI-CORRUPTION

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Anti-Corruption Policy                   1 321     1 482     1 800           2 779        9 395     3 139     2 569
Anti-Corruption Monitoring and              --        --        --           1 447        2 483     3 350     3 871
Evaluation
International Anti-Corruption Co-           --        --        --           1 671       12 246       961       791
operation
---------------------------------------------------------------------------------------------------------------------
TOTAL                                    1 321     1 482     1 800           5 897       24 124     7 450     7 231
=====================================================================================================================
Change to 2005 Budget estimate                                               2 336       20 262     3 387     2 965
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                         1 318     1 479     1 796           5 893       24 000     7 384     7 226
Compensation of employees                  991       970     1 315           1 728        3 902     3 322     3 291
Goods and services                         327       509       481           4 165       20 098     4 062     3 935
of which:
Communication                               40        32        24              34           68        77        82
Consultants, contractors and special        --        --         3           3 736        7 030     2 447     2 617
services
Inventory                                   58        24        61              95        1 292        74        14
Travel and subsistence                     195       371       288             222        7 039       462       537
TRANSFERS AND SUBSIDIES                      3         3         4               4            4         5         5
Provinces and municipalities                 3         3         4               4            3        --        --
Foreign governments and                     --        --        --              --            1         5         5
international organisations
PAYMENTS FOR CAPITAL ASSETS                 --        --        --              --          120        61        --
Machinery and equipment                     --        --        --              --          120        61        --
---------------------------------------------------------------------------------------------------------------------
TOTAL                                    1 321     1 482     1 800           5 897       24 124     7 450     7 231
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure grows steeply from R1,3 million in 2002/03 to R5,9 million in
2005/06, at an average annual rate of 64,7 per cent. Two new subprogrammes were created in 2005/06: Anti-Corruption Monitoring and Evaluation and International
Anti-Corruption Co-operation to account for the department's increasing involvements in these areas. Over the 2006 MTEF, the growth rate is expected to slow down to 7 per cent, reaching R7,2 million by 2008/09. The sharp increase in expenditure in 2006/07, to R24,1 million, is due to a one-off provision for the
Global Forum V on Fighting Corruption and Safeguarding Integrity and the
national anti-corruption programme.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Anti-corruption policy

A full-scale implementation audit of the public service anti-corruption strategy was carried out to identify levels of compliance and to identify possible implementation and policy gaps. Together with the impact assessment of the national anti-corruption framework that starts in April 2006, the data from the implementation audit informs the anti-corruption policy review.

Anti-corruption monitoring and evaluation

An audit was completed of the implementation of the requirements for minimum anti-corruption capacity in departments. It showed that departments are demonstrating greater institutional

                                                                             205

2006 Estimates of National Expenditure

capacity. Departments expressed a need for further support and as a result a comprehensive and practical guide on minimum anti-corruption capacity was developed and distributed to all departments.

International anti-corruption co-operation

The African Union Convention on the Prevention and Combating of Corruption was
ratified during 2005. And the process for acceding to the Organisation for
Economic Co-operation and Development (OECD) Convention on the Bribery of
Foreign Public Officials in International Business Transactions began.

Bilateral level support was given to the Democratic Republic of Congo to develop and implement a training and awareness programme on a code of conduct for public officials.

SELECTED MEDIUM-TERM OUTPUT TARGETS

PUBLIC SECTOR ANTI-CORRUPTION PROGRAMME

MEASURABLE OBJECTIVE: Prevent and combat corruption and improve the integrity of governance systems in the public sector by establishing and implementing strategies.

---------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                        OUTPUT                            MEASURE/INDICATOR                TARGET
---------------------------------------------------------------------------------------------------------------------

Anti-Corruption Monitoring and      Information on corruption and     Frequency of reports presented   Annual reports
Evaluation                          efficacy of anti-corruption       to Cabinet
                                    measures
---------------------------------------------------------------------------------------------------------------------
International Anti-Corruption Co-   Participation in and compliance   Global Forum V on Fighting       March 2007
operation                           with bilateral, multilateral,     Corruption and Safeguarding
                                    regional and international        Integrity hosted
                                    instruments and agreements
---------------------------------------------------------------------------------------------------------------------

PROGRAMME 7: INTERNATIONAL AND AFRICAN AFFAIRS

Through its one subprogramme of the same name, the International and African
Affairs programme establishes and maintains bilateral and multilateral relations on governance and public administration by implementing global and continental programmes and projects for improving governance and public administration.

EXPENDITURE ESTIMATES

TABLE 10.9 INTERNATIONAL AND AFRICAN AFFAIRS

SUBPROGRAMME                                                           ADJUSTED
                                          AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                    ------------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

International and African Affairs     1 380     3 236     3 550          12 617       12 683     8 488     6 858
------------------------------------------------------------------------------------------------------------------
TOTAL                                 1 380     3 236     3 550          12 617       12 683     8 488     6 858
==================================================================================================================
Change to 2005 Budget estimate                                           10 056        8 052     1 083     (917)
------------------------------------------------------------------------------------------------------------------

                                      Vote 10: Public Service and Administration

TABLE 10.9 INTERNATIONAL AND AFRICAN AFFAIRS (CONTINUED)

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                         1 199     3 123     3 529          12 402       12 509     8 303     6 664
Compensation of employees                  414     1 073     1 130           1 356        2 478     2 082     1 707
Goods and services                         785     2 050     2 399          11 046       10 031     6 221     4 957
of which:
Computer services                           --        --         2              --           --        --        --
Consultants, contractors and special        --       645     1 070           9 435          235       125       125
services
Inventory                                   10        40        34             139          148       148       163
Travel and subsistence                      57       735       578             546        7 093     3 278     2 147
TRANSFERS AND SUBSIDIES                    181       113         4             149          156       164       172
Provinces and municipalities                 1         3         3               5            4        --        --
Foreign governments and                    180       110         1             144          152       164       172
international organisations
PAYMENTS FOR CAPITAL ASSETS                 --        --        17              66           18        21        22
Machinery and equipment                     --        --        17              66           18        21        22
---------------------------------------------------------------------------------------------------------------------
TOTAL                                    1 380     3 236     3 550          12 617       12 683     8 488     6 858
=====================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
---------------------------------------------------------------------------------------------------------------------
FOREIGN GOVERNMENTS AND INTERNATIONAL ORGANISATIONS
CURRENT                                    180       110         1             144          152       164       172
International Institute of                  25        19        --              19           20        21        22
Administrative Services
International Personnel Management          --        --        --               4            4         4         4
Association (IPMA)
Commonwealth Association for                36        16        --              23           24        25        26
Public Administration and
Management
African Association for Public              11        --        --              14           14        15        16
Administration and Management
Centre for Training and Research in        108        75        --              84           88        92        97
Administration for Development
Gifts and Donations                         --        --         1              --            2         7         7
---------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Before 2002/03, expenditure for this programme was incurred in the
Administration programme, until it became a separate programme. Expenditure increased rapidly, from R1,4 million in 2002/03 to R12,6 million in 2005/06, at an average annual rate of 109,1 per cent. The increase is mainly due to additional funding allocated for the African Peer Review Mechanism project from
2005/06 to 2007/08. The decline in overall expenditure in 2008/09, to R6,9 million, is due to the termination of this funding.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

African Peer Review Mechanism

During 2005/06, the Minister of Public Service and Administration was nominated to be the champion for the African Peer Review Mechanism. The department hosted conferences on the APRM during the later part of 2005, and implementation will continue over the medium term.

                                                                             207

2006 Estimates of National Expenditure

Bilateral agreements

An agreement between Sweden and South Africa on development co-operation concerning public service support in the Democratic Republic of Congo will be effective from April 2006.

Implementation of the African governance and public administration programme

A capacity development leadership project on e-governance was initiated with the
E-Africa Commission. A train the trainer programme for African management institutes has also begun, funded by the Japan International Development Agency.
E-governance initiatives which have been championed by the e-Africa Commission
Conference were held in South Africa in 2003 before the Pan African Ministers
Conference. The Admin Executive Council and executive committee were launched in
August 2005 and adopted concrete plans for service delivery. Knowledge exchange and policy learning has been improved through hosting public administration departments from Ghana, Rwanda, Ethiopia and the Democratic Republic of Congo in
2004/05.

SELECTED MEDIUM-TERM OUTPUT TARGETS

INTERNATIONAL AND AFRICAN AFFAIRS

MEASURABLE OBJECTIVE: Improve governance and public administration through leadership and projects that foster change globally and in Africa.

------------------------------------------------------------------------------------------------------
SUBPROGRAMME                OUTPUT                MEASURE/INDICATOR                      TARGET
------------------------------------------------------------------------------------------------------

International and African   African Peer Review   Country assessment report and          By March 2006
Affairs                     Mechanism             national programme of action
                                                  submitted to the APRM review panel
------------------------------------------------------------------------------------------------------

PROGRAMME 8: PLANNING, MONITORING AND EVALUATION

Through its Integrated Monitoring, Evaluation and Reporting subprogramme, the
Planning, Monitoring and Evaluation programme manages a system for planning, monitoring and evaluating the programmes that enable the transformation of the public sector.

EXPENDITURE ESTIMATES

TABLE 10.10 PLANNING, MONITORING AND EVALUATION

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Integrated Monitoring, Evaluation           --        --        --           2 561        6 969    10 109    12 446
and Reporting
---------------------------------------------------------------------------------------------------------------------
TOTAL                                       --        --        --           2 561          969    10 109    12 446
=====================================================================================================================
Change to 2005 Budget estimate                                               2 561        6 969    10 109    12 446
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            --        --        --           2 554        6 581    10 014    12 346
Compensation of employees                   --        --        --           1 216        2 658     2 859     3 047
Goods and services                          --        --        --           1 338        3 923     7 155     9 299
of which:
Communication                               --        --        --              70          116       122       215
Computer services                           --        --        --             400        1 030     1 480     1 230
Consultants, contractors and special        --        --        --             388        1 300     4 050     5 920
services
Maintenance repair and running cost         --        --        --               6           12        13        13
Travel and subsistence                      --        --        --             203        1 039     1 056       957
---------------------------------------------------------------------------------------------------------------------

                                      Vote 10: Public Service and Administration

TABLE 10.10 PLANNING, MONITORING AND EVALUATION (CONTINUED)

                                                                  ADJUSTED
                                     AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                               ------------------------------------------------------------------------------
R thousand                     2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES             --        --        --               7            8        10          10
Provinces and municipalities        --        --        --               7            6        --          --
Foreign governments and             --        --        --              --            2        10          10
international organisations
PAYMENTS FOR CAPITAL ASSETS         --        --        --              --          380        85          90
Machinery and equipment             --        --        --              --          230        15          20
Land and subsoil assets             --        --        --              --          150        70          70
-------------------------------------------------------------------------------------------------------------
TOTAL                               --        --        --           2 561        6 969    10 109      12 446
=============================================================================================================

EXPENDITURE TRENDS

The programme was established in 2005/06. Expenditure is expected to increase over the 2006 MTEF from R2,6 million in 2005/06 to R12,4 million in 2008/09, an average annual increase of 69,4 per cent. This reflects the phased approach for implementing monitoring and evaluation and providing information on the transformation of the public service.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Framework for monitoring and evaluation

Cabinet approved the government-wide monitoring and evaluation framework in July
2005. The framework is being implemented under the leadership of The Presidency.

Early warning system

The early warning system's name was changed to the Public Management Watch
(PMW). The PMW was presented to Cabinet in December 2005 and implementation is expected to begin soon.

Integrated and comprehensive management information system

Cabinet approved the rollout of the second phase of the integrated financial management systems (IFMS) project, of which management information is one aspect. The IFMS is implemented under the leadership of National Treasury.

SELECTED MEDIUM-TERM OUTPUT TARGETS

PLANNING, MONITORING AND EVALUATION

MEASURABLE OBJECTIVE: Improve accountability for processes, outputs and outcomes on public administration, and provide information to evaluate the efficiency and effectiveness of service delivery.

------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME               OUTPUT                            MEASURE/INDICATOR                        TARGET
------------------------------------------------------------------------------------------------------------------

Integrated Monitoring,     Government-wide monitoring and    Frequency of reports on public service   Quarterly
Evaluation and Reporting   evaluation system                 management

                                                             Reporting formats for departments        July 2006
                                                             developed and fully
                                                             functioning GWM&E Database developed
                                                             Public Management Watch system fully
                                                             implemented Frequency of human
                                                             resources utilisation reports            Annually

                           Human resources information for   Human resources portal operational       By July 2006
                           decision-makers

                           Monitoring and evaluation of      Frequency of reports on the              Annually
                           Department of Public Service      implementation of selected policies
                           and Administration policies
------------------------------------------------------------------------------------------------------------------

                                                                             209

2006 Estimates of National Expenditure

PUBLIC ENTITIES REPORTING TO THE MINISTER

STATE INFORMATION TECHNOLOGY AGENCY

The State Information Technology Agency (SITA) is the only public entity reporting to the Minister for Public Service and Administration. It is a private company that was established in terms of the State Information Technology Agency
Act (1998) to enable government to improve service delivery to the public by providing IT, information systems and related services. It was formed from the amalgamation of Central Computer Services in the former Department of Finance,
Info Plan in the Department of Defence, and the information management systems section of the South African Police Service. SITA received transfer payments from the department until 2003/04, and then became fully self-sufficient.

SITA is working on a number of strategic initiatives that form the core of its work programme for the 2006 MTEF. These include: the Batho Pele Gateway project;
E-Health (electronic patient records); E-Education (modernisation of IT systems within the Department of Education); and the integrated financial management system. In the past year, SITA was focused internally on Tswelopele, SITA's turnaround strategy, which has contributed to increased revenues and thus a sounder financial position for the organisation as a whole.

The 2005 financial year results showed a material improvement on those of 2004.
Revenue totalling R2,6 billion is up by 14,5 per cent from the previous year.
Operating profits, at R72,5 million, are 147,9 per cent higher than the previous year, mainly due to the higher revenue and cost containment initiatives. Net profit before tax at R88,6 million is 71,6 per cent up on the previous year, and the gross profit margin, at 18,3 per cent, is slightly lower than the previous year. This is mainly due to the capping of prices on one of the transversal systems. Cash generated from operating activities, at R349,9 million, is 5,9 times higher than in the previous year. The improved cash flow can be attributed mainly to an increase in payables at year-end.

SITA's future direction will be driven by two major developments. First, the implementation of a government telecommunications and convergence strategy will put SITA at the cutting edge of technology, and the introduction of voice-over-IP technology could significantly reduce costs to government. Second,
Project Consolidate is a government programme spearheaded by the Department of
Provincial and Local Government and aims to help municipalities create capacity for service delivery. SITA's specific contribution will be IT solutions.

TABLE 10.11 FINANCIAL SUMMARY FOR THE STATE INFORMATION TECHNOLOGY AGENCY (SITA)

                                                      OUTCOME                                  MEDIUM-TERM ESTIMATE
                                        ---------------------------------               ---------------------------------
                                          AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                             OUTCOME
                                        ---------------------------------------------------------------------------------
R Thousand                                2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                         2 005 903   2 330 407   2 658 729   2 709 750   2 980 425   3 276 968   3 603 064
Sale of goods and services other than   1 967 581   2 303 610   2 636 756   2 686 750   2 955 425   3 250 968   3 576 064
capital assets
of which:
Sales by market establishments          1 967 581   2 303 610   2 636 756   2 686 750   2 955 425   3 250 968   3 576 064
Other non-tax revenue                      38 322      26 797      21 973      23 000      25 000      26 000      27 000
-------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           2 005 903   2 330 407   2 658 729   2 709 750   2 980 425   3 276 968   3 603 064
=========================================================================================================================

                                      Vote 10: Public Service and Administration

TABLE 10.11 FINANCIAL SUMMARY FOR THE STATE INFORMATION TECHNOLOGY AGENCY (SITA)
(CONTINUED)

                                                    OUTCOME                                   MEDIUM-TERM ESTIMATE
                                       ---------------------------------               ---------------------------------
                                        AUDITED     AUDITED     AUDITED    ESTIMATED
                                                                            OUTCOME
                                       ---------------------------------------------------------------------------------
R Thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------

EXPENSES
CURRENT EXPENSE                        1 883 361   2 275 687   2 566 431   2 602 141   2 810 747   3 035 166   3 277 790
Compensation of employees                617 026     916 388     967 785   1 104 335   1 187 160   1 276 197   1 371 912
Goods and services                     1 182 265   1 233 687   1 451 349   1 296 856   1 407 290   1 527 325   1 657 811
Depreciation                              74 247     121 237     141 474     197 058     211 837     227 725     244 804
Interest, dividends and rent on land       9 823       4 376       5 823       3 893       4 460       3 919       3 263
TRANSFERS AND SUBSIDIES                    2 670       3 059       3 665         956       1 027       1 104       1 187
------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                         1 886 031   2 278 747   2 570 097   2 603 097   2 811 775   3 036 271   3 278 978
========================================================================================================================
SURPLUS / (DEFICIT)                      119 871      51 661      88 632     106 653     168 650     240 697     324 086
========================================================================================================================
Tax payment                               37 034      16 575      29 329      30 930      48 909      69 802      93 985
------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                 400 685     427 945     403 720     406 577     621 450     866 201   1 212 467
Investments                               38 513      39 690      38 573      38 573      38 573      38 573      38 573
Receivables and prepayments              431 573     506 776     711 559     724 290     778 637     776 740     815 395
Cash and cash equivalents                546 430     451 003     664 892     580 000     638 000     701 800     771 980
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           1 417 201   1 425 414   1 818 744   1 749 440   2 076 661   2 383 315   2 838 415
========================================================================================================================
Capital and reserves                     656 811     691 896     751 199     826 923     946 664   1 117 560   1 347 661
Borrowings                                41 601      36 401      31 200      26 000      20 800      15 600      10 400
Post retirement benefits                  60 867      71 158      69 765      75 346      81 374      89 511      98 462
Trade and other payables                 609 136     549 802     855 523     730 000     935 822   1 059 644   1 275 841
Provisions                                48 786      76 157     111 057      91 171      92 000     101 000     106 050
------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES           1 417 201   1 425 414   1 818 744   1 749 440   2 076 661   2 383 315   2 838 415
========================================================================================================================

Data provided by the State Information Technology Agency

                                                                             211

2006 Estimates of National Expenditure

ANNEXURE

VOTE 10: PUBLIC SERVICE AND ADMINISTRATION

Table 10.A: Summary of expenditure trends and estimates per programme and economic classification

Table 10.B: Summary of personnel numbers and compensation of employees

Table 10.C: Summary of expenditure on training

Table 10.D: Summary of official development assistance expenditure

                                      Vote 10: Public Service and Administration

TABLE 10.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

PROGRAMME                            APPROPRIATION     AUDITED             APPROPRIATION               REVISED
                                    MAIN    ADJUSTED   OUTCOME     MAIN      ADDITIONAL    ADJUSTED   ESTIMATE
                                  ----------------------------------------------------------------------------
R thousand                              2004/05        2004/05                 2005/06                 2005/06
--------------------------------------------------------------------------------------------------------------

1. Administration                  32 045     40 072    38 699    39 721           8 841     48 562     45 012
2. Integrated Human                26 579     22 173    18 424    31 551         (4 595)     26 956     28 856
   Resource Management
   and Development
3. Management of                   13 801     24 586    24 187    26 014             985     26 999     26 999
   Compensation
4. Information and                 21 769     26 294    19 869    22 713         (4 000)     18 713     18 713
   Technology Management
5. Service Delivery                27 519     26 565    22 008    38 508           7 620     46 128     47 778
   Improvement
6. Public Sector Anti-              1 907      1 837     1 800     3 097           2 800      5 897      5 897
   Corruption
7. International and African        3 006      3 844     3 550     3 561           9 056     12 617     12 617
   Affairs
8. Planning, Monitoring and            --         --        --     2 561              --      2 561      2 561
   Evaluation
--------------------------------------------------------------------------------------------------------------
TOTAL                             126 626    145 371   128 537   167 726          20 707    188 433    188 433
==============================================================================================================

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  125 008    143 024   125 025   163 971          19 815    183 786    183 786
Compensation of employees          61 645     61 753    58 758    70 421           3 403     73 824     73 824
Goods and services                 63 363     81 271    66 267    93 550          16 412    109 962    109 962
TRANSFERS AND SUBSIDIES               312        320       332       361              58        419        419
Provinces and municipalities          170        178       178       205               9        214        214
Departmental agencies and               2          2        --         2              --          2          2
accounts
Public corporations and private        --         --        --        --              18         18         18
enterprises
Foreign governments and                --         --       138       154              31        185        185
international organisations
Non-profit institutions               140        140        --        --              --         --         --
Households                             --         --        16        --              --         --         --
PAYMENTS FOR CAPITAL ASSETS         1 306      2 027     3 180     3 394             834      4 228      4 228
Machinery and equipment             1 195      1 868     3 116     3 214             800      4 014      4 014
Software and intangible assets        111        159        64       180              34        214        214
--------------------------------------------------------------------------------------------------------------
TOTAL                             126 626    145 371   128 537   167 726          20 707    188 433    188 433
==============================================================================================================

TABLE 10.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                ADJUSTED
                                   AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                             -------------------------------------------------------------------------------
                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME
CONTRACT EMPLOYEES
Compensation (R thousand)     45 991    49 758    58 758          73 824       93 463   100 828   107 272
Unit cost (R thousand)           204       210       179             209          257       256       252
Compensation as % of total    100.0%     99.9%    100.0%           99.9%       100.0%    100.0%    100.0%
Personnel numbers                226       237       328             353          364       394       425
(head count)
Unit cost (R thousand)
------------------------------------------------------------------------------------------------------------

                                                                             213

2006 Estimates of National Expenditure

TABLE 10.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES
(CONTINUED)

                                                                      ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                   -------------------------------------------------------------------------------
                                   2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

C. INTERNS

Compensation of interns                 22        44        22              40           40        40        40
(R thousand)
Unit cost (R thousand)                   2         2         2               2            2         2         2
Number of interns                       11        22        11              20           20        20        20
------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)           46 013    49 802    58 780          73 864       93 503   100 868   107 312
UNIT COST (R THOUSAND)                 194       192       173             198          243       244       241
PERSONNEL NUMBERS                      237       259       339             373          384       414       445
(HEAD COUNT)
------------------------------------------------------------------------------------------------------------------

TABLE 10.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                      ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                   -------------------------------------------------------------------------------
                                   2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)               866     1 060     1 164           1 313        1 892     2 002     2 125
Number of employees trained            124        73       115             124          147       163       152
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)               180       220       281             287          287       287       287
Number of employees (head count)        27        33        61              61           61        61        61
------------------------------------------------------------------------------------------------------------------
TOTAL                                1 046     1 280     1 445           1 600        2 179     2 289     2 412
NUMBER OF EMPLOYEES                    151       106       176             185          208       224       213
------------------------------------------------------------------------------------------------------------------

TABLE 10.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR                  PROJECT        CASH/                                      ADJUSTED           MEDIUM-TERM
                                      KIND          AUDITED OUTCOME         APPROPRIATION       EXPENDITURE ESTIMATE
                                              -------------------------------------------------------------------------
R thousand                                    2002/03   2003/04   2004/05         2005/06   2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------------

LOCAL
Deloitte and        Funding of one    Cash        332        --        --              --        --        --        --
Touche              post
Public Service      Funding Flight,   Cash        266        --        --              --        --        --        --
Centre Bargaining   Accommodation
Council             and Allowances
FOREIGN
DFID                Funding of 3      Cash        740        --        --              --        --        --        --
                    posts
GTZ                 RDP Fund          Cash        401        --        --              --        --        --        --
DFID                Public Service    Cash         --        10        --              --        --        --        --
                    Transformation
                    Support
                    Programme
European Union      Integrated        Cash         --       280        --              --        --        --        --
                    Implementation
                    Programme
CIDA                HIV and Aids      Kind         --        --        --              --        --        --        --
DFID                Interprovincial   Kind         --        47        --              --        --        --        --
                    Support
                    Programme
DFID, NBC,          Integrated        Kind         --        --        --              --        --        --        --
                    Human
PSCBA,CIDA          Resources
DFID                Service           Kind         --     2 626        --              --        --        --        --
                    Delivery
                    Improvement
GTZ                 Public Service    Kind         --    10 000     5 220           4 800     1 800        50        50
                    Reform
                    Programme
-----------------------------------------------------------------------------------------------------------------------

                                      Vote 10: Public Service and Administration

TABLE 10.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE (CONTINUED)

DONOR                   PROJECT       CASH/                                      ADJUSTED           MEDIUM-TERM
                                       KIND         AUDITED OUTCOME         APPROPRIATION       EXPENDITURE ESTIMATE
                                              -------------------------------------------------------------------------
R thousand                                    2002/03   2003/04   2004/05         2005/06   2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------------

DFID                Integrated        Cash         --    50 000     2 710           6 388     5 400        --        --
                    Provincial
                    Suport
                    Programme
DFID                Anti-Corruption   Cash         --        --        --              --        --        --        --
                    Unit
United Nations      Center for Crime  Cash         --        --        --              --        --        --        --
                    Prevention
United Nations      Information and   Kind         --        --        --              --        --        --        --
                    Technology
                    Management
Netherlands, DFID   Information and   Cash         --        --        --              --        --        --        --
                    Technology
                    Management
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                           1 739    62 963     7 930          11 188     7 200        50        50
=======================================================================================================================

                                                                             215

2006 Estimates of National Expenditure

                                                                         VOTE 11

PUBLIC SERVICE COMMISSION

                                       2006/07        2007/08   2008/09
R THOUSAND                       TO BE APPROPRIATED
-----------------------------------------------------------------------
MTEF ALLOCATIONS                        96 328        101 531   106 573
   OF WHICH:
   Current payments                     94 654        100 313   105 296
   Transfers and subsidies                  92             27        29
   Payments for capital assets           1 582          1 191     1 248
-----------------------------------------------------------------------
STATUTORY AMOUNTS                           --             --        --
-----------------------------------------------------------------------
Executive authority              Minister for the Public Service and
                                 Administration
Accounting officer               Director-General of the Office of the
                                 Public Service Commission
-----------------------------------------------------------------------

AIM

The aim of the Public Service Commission is to promote the constitutional values and principles of public administration in the public service.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Manage, organise and provide administrative support to the Public Service
Commission (PSC) and the office.

PROGRAMME 2: INVESTIGATIONS AND HUMAN RESOURCE REVIEWS

Enable the commission to improve labour relations and management, carry out audits and investigations into public administration practices, promote anti-corruption practices, and review the implementation of human resources policies in the public service.

PROGRAMME 3: MONITORING AND EVALUATION

Establish a high standard of public service leadership, good governance and improved service delivery through public participation.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

Monitoring and evaluation

The Public Service Commission is mandated to monitor and evaluate management practices and service delivery in the public service and to make recommendations on improvements. The PSC's transversal public service monitoring and evaluation system has been running since 2001 and is continuing to mature as it gets applied in more departments. The system investigates adherence to the constitutional values and principles governing public administration. Research was conducted in selected national and provincial departments, and 14 individual departmental research reports were produced.

                                                                             217

2006 Estimates of National Expenditure

National public service anti-corruption hotline/National anti-corruption forum

The PSC reviewed the effectiveness of the current whistle-blower hotlines to identify ways of improving public service anti-corruption strategy. The outcome showed that hotlines had been incompletely and unevenly implemented, with some operating well, and others ineffective. In August 2003, Cabinet approved the establishment of a single national public service anti-corruption hotline to be housed and managed by the PSC. The national anti-corruption hotline became operational from September 2004.

Individual cases of corruption and other related matters are reported to the PSC for investigation. Once cases have been investigated, the PSC compiles reports for the parliamentary portfolio committee or the responsible executive authority. The PSC has established a dedicated anti-corruption hotline unit, which deals with the alleged corruption matters referred to it by all public sector institutions. The PSC also tracks the implementation of its recommendations.

In excess of 2 400 calls relating to alleged corruption and service delivery complaints have been processed by the national anti-corruption hotline for referral to departments as at December 2005. Management of the hotline has placed significant additional demands on the office's capacity, especially in relation to human resources.

The national anti-corruption forum was launched in June 2001 and the PSC took on the extra function of providing the secretariat to the forum. The secretariat has to do strategic research and give advice on preventing and combating corruption, liaise with various stakeholders in the forum, source donor funding, and give strategic direction on the latest trends in preventing and combating corruption. The second national anti-corruption summit took place in March 2005, where a number of action-based resolutions were adopted. Emanating from the summit, the forum launched a national programme of action, reflecting the resolve of all sectors to fight corruption.

Citizen satisfaction surveys

In 2001/02, with the assistance of donor funds and technical support from
Statistics South Africa, the PSC developed a citizen satisfaction survey and piloted it in the departments of education, housing, health and social development. The survey helps to measure the gaps between citizens' expectations about particular services and their experience of service delivery. Once gaps are identified, it becomes possible to determine how to better meet expectations. The PSC believes that a comprehensive approach to measuring citizen satisfaction can bring considerable benefits to public service delivery institutions. It will enhance Batho Pele and help to develop a service delivery culture throughout the public service.

The PSC views these services as important for gauging the state's success in making a material impact on the lives of citizens by promoting citizen-centred service delivery. The pilot survey was successful, and during 2003/04, the PSC initiated another citizen satisfaction survey in the criminal justice sector, which was completed in September 2004. The survey covered the departments of correctional services, justice and constitutional development, and safety and security. A survey in the economic services and infrastructure sector is at an advanced stage, but will only be completed in 2005/06. The survey will also be rolled out to selected provinces.

Citizen's forums

Citizens' forums have evolved as a unique PSC development to promote public participation. The forums involve institutions that are independent of the executive, like the commission itself and provincial legislatures, which participate jointly with citizens to propose practical ways of improving service delivery and to inform and standardise government's approach to development. The
PSC piloted the concept in the Mpumalanga health department, where the focus was on the primary healthcare programme, and in the Eastern Cape social development department, where the focus was on the poverty alleviation programme.

                                              Vote 11: Public Service Commission

Improvements in labour relations

The new grievance rules, emanating from Resolution 14 of 2002 of the Public
Service Coordinating Bargaining Council, aim to establish a uniform approach and method for dealing with grievances. The PSC is currently evaluating the management of grievances and the efficiency of grievance procedures within departments. An advocacy programme was started, and the PSC has distributed guidelines to help departments implement the new rules. Because the functions of the PSC and the Public Protector sometimes overlap, the two organisations signed a memorandum of understanding agreeing that the Public Protector will deal with complaints from the public and the PSC will deal with complaints from public servants.

Financial interests of public servants

The PSC has also taken on additional mandates. These include managing a register of financial interests of senior managers in the public service and reporting on cases of financial misconduct in the public service, according to the Public
Finance Management Act (1999) (PFMA). Thus, each year, senior management service members are required to disclose to their executing authorities all financial interests which are subject to registration, in line with chapter 3 of the public service regulations.

EXPENDITURE ESTIMATES

TABLE 11.1 PUBLIC SERVICE COMMISSION

PROGRAMME                                                           ADJUSTED    REVISED
                                       AUDITED OUTCOME         APPROPRIATION   ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 -----------------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06                 2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

1. Administration                 31 224    33 740    37 287          46 513     47 232       48 418    50 709    53 392
2. Investigations and             13 939    16 290    19 233          23 487     23 490       24 883    26 366    27 617
   Human Resource
   Reviews
3. Monitoring and                 16 798    19 242    20 456          22 435     21 373       23 027    24 456    25 564
   Evaluation
--------------------------------------------------------------------------------------------------------------------------
TOTAL                             61 961    69 272    76 976          92 435     92 095       96 328   101 531   106 573
==========================================================================================================================
Change to 2005 Budget estimate                                        10 385     10 045        7 806     8 358     8 928
--------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  61 036    67 968    75 874          90 504     90 180       94 654   100 313   105 296
Compensation of                   43 800    46 071    50 442          58 323     57 919       64 533    68 663    72 162
employees
Goods and services                17 049    21 673    25 422          32 181     32 261       30 121    31 650    33 134
of which:
Communication                      1 353     2 444     1 896           2 655      2 720        2 343     2 261     2 372
Computer Services                    877     1 917     2 235           1 949      2 098        1 980     2 039     2 143
Consultants, contractors           1 141     1 389     3 668           6 250      5 745        5 482     5 522     5 731
and special services
Inventory                          1 098     1 709     1 927           1 461      1 377        3 227     3 389     3 721
Travel and subsistence             3 578     2 072     5 540           8 905      9 232        6 270     6 735     6 748
Personnel agency fees                 --        --       240              44         44           --        --        --
Municipal services                   573       604       634             685        685          802       871       925
Financial transactions in            187       224        10              --         --           --        --        --
assets and liabilities
TRANSFERS AND SUBSIDIES              128       133       171             202        186           92        27        29
Provinces and                        128       133       149             181        165           66        --        --
municipalities
Foreign governments and               --        --        22              21         21           26        27        29
international
organisations
PAYMENTS FOR CAPITAL                 797     1 171       931           1 729      1 729        1 582     1 191     1 248
ASSETS
Machinery and equipment              797     1 100       868           1 729      1 729        1 582     1 191     1 248
Software and other                    --        71        63              --         --           --        --        --
intangible assets
--------------------------------------------------------------------------------------------------------------------------
TOTAL                             61 961    69 272    76 976          92 435     92 095       96 328   101 531   106 573
==========================================================================================================================

                                                                             219

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure increased rapidly between 2002/03 and 2005/06 from R62 million to
R92,4 million, an average annual increase of 14,3 per cent. It is expected to rise at a rate of 4,9 per cent over the medium-term expenditure framework (MTEF)
period, reaching R106,6 million by 2008/09. Most of the expenditure goes to compensation of employees (around 67 per cent of total budget), because the
PSC's structure has 14 commissioners and 41 officials in the senior management structure.

Rollovers of R4 million in 2005/06 resulted in an increase of voted main appropriated funds from R82 million to R86 million. R3 million was for the
KwaZulu-Natal intervention programme and R1 million was for projects that were committed in the previous financial year and only finalised in 2005/06.

The main reason for the decrease in payments for capital assets from 2005/06 to
2007/08 is that special funds were earmarked for upgrading IT infrastructure: R1 million, R1,5 million, and R1,5 million over the MTEF. A portion of capital expenditure is classified under current expenditure if valued at less than R5
000.

DEPARTMENTAL RECEIPTS

The commission receives very small amounts of money as departmental receipts, including commissions from financial institutions for deductions from employees'
salaries on their behalf, as reflected under sales of goods and services. Other financial transactions include the capital repayment of loans on bursaries, fees charged for parking facilities, private use of telephone and stale cheques.

TABLE 11.2 DEPARTMENTAL RECEIPTS

                                                                             ADJUSTED
                                                AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                                          ---------------------------------------------------------------------------
R thousand                                2002/03   2003/04   2004/05         2005/06    2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                         238       229       189             201        224       228       233
Sales of goods and services produced by        24        32        33              37         37        35        37
department
Interest, dividends and rent on land           23        15        30              14         25        25        26
Financial transactions in assets and          191       182       126             150        162       168       170
liabilities
---------------------------------------------------------------------------------------------------------------------
TOTAL                                         238       229       189             201        224       228       233
=====================================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the Public
Service Commission and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 11.3 ADMINISTRATION

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Public Service Commission          8 442     9 106    10 354          11 813       12 077    12 663    13 234
Management                         3 296     4 399     3 749           5 434        4 735     5 116     5 361
Corporate Services                14 953    15 108    17 336          22 937       24 800    25 572    26 869
Property Management                4 533     5 127     5 848           6 329        6 806     7 358     7 928
---------------------------------------------------------------------------------------------------------------
TOTAL                             31 224    33 740    37 287          46 513       48 418     50709    53 392
===============================================================================================================
Change to 2005 Budget estimate                                        11 215       10 642    10 431    11 181
---------------------------------------------------------------------------------------------------------------

TABLE 11.3 ADMINISTRATION (CONTINUED)

                                                                  ADJUSTED
                                     AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                               ------------------------------------------------------------------------------
R thousand                     2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                30 373    32 515    36 319           44700       46 778    49 491    52 115
Compensation of employees       18 564    19 098    21 072          26 054       29 796    31 660    33 303
Goods and services              11 660    13 244    15 242          18 646       16 982    17 831    18 812
of which:
Communication                    1 353     1 573       815           1 726        1 121     1 082     1 134
Computer Services                  877     1 171     1 535           1 614        1 980     2 039     2 143
Inventory                          795       685     1 147             762          816       846       854
Travel and subsistence           1 690       602     2 525           4 680        3 392     3 537     3 635
Municipal services                 573       604       634             685          802       871       925
Financial transactions in          149       173         5              --           --        --        --
assets and liabilities
TRANSFERS AND SUBSIDIES             54        54        84             101           58        27        29
Provinces and municipalities        54        54        62              80           32        --        --
Foreign governments and             --        --        22              21           26        27        29
international organisations
PAYMENTS FOR CAPITAL               797     1 171       884           1 712        1 582     1 191     1 248
ASSETS
Machinery and equipment            797     1 100       821           1 712        1 582     1 191     1 248
Software and other                  --        71        63              --           --        --        --
intangible assets
-----------------------------------------------------------------------------------------------------------
TOTAL                           31 224    33 740    37 287          46 513       48 418    50 709    53 392
===========================================================================================================

EXPENDITURE TRENDS

Expenditure increased sharply in 2005/06, by 24,7 per cent, compared to the previous year. The increase is due to the devolution of funds from the
Department of Public Works and the increase in travel and subsistence.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The PSC received the following amounts: R6,8 million R7,4 million and R7,9 million over the MTEF.
Expenditure has been adjusted for 2002/03 to 2005/06.

Expenditure is expected to grow steadily over the MTEF, from R46,5 million in
2005/06 to R53,4 million in 2008/09, an average annual increase of 4,7 per cent.
The growth is mainly because of the devolution of funds from the Department of
Public Works.

Compensation of employees, which on average accounts for 62 per cent of the programme's expenditure, will continue to grow at a rate of 8,5 per cent over the MTEF, contributing to the growth of total expenditure.

PROGRAMME 2: INVESTIGATIONS AND HUMAN RESOURCE REVIEWS

The Investigations and Human Resource Reviews programme aims to enable the
Public Service Commission to improve labour relations and management, carry out public administration audits and investigations, promote anti-corruption practices, and review the implementation of human resources policies in the public service.

There are three subprogrammes:

                                                                             221

2006 Estimates of National Expenditure

o    Labour Relations Improvement is committed to improving public service through sound labour relations and human resources management practices.

o    Public Administration Investigations aims to combat corruption in the public service by carrying out audits and investigations into public administration practices.

o    Professional Ethics and Human Resource Reviews is responsible for establishing and promoting a culture of professional and ethical behaviour, and reviewing the implementation of human resources policies.

TABLE 11.4 INVESTIGATIONS AND HUMAN RESOURCE REVIEWS

SUBPROGRAMME                                                          ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

Labour Relations Improvement         4 108     5 216     4 957           6 224        6 072     6 589     6 895
Public Administration                6 343     3 625     8 566           9 448        9 621    10 215    10 705
Investigations
Professional Ethics and Human        3 488     7 449     5 710           7 815        9 190     9 562    10 017
Resource Reviews
-----------------------------------------------------------------------------------------------------------------
TOTAL                               13 939    16 290    19 233          23 487       24 883    26 366    27 617
=================================================================================================================
Change to 2005 Budget estimate                                          (1 906)      (2 715)   (2 510)   (2 645)
-----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                    13 904    16 253    19 169          23 434       24 863    26 366    27 617
Compensation of employees           11 856    12 389    14 679          16 281       18 353    19 545    20 531
Goods and services                   2 031     3 815     4 489           7 153        6 510     6 821     7 086
of which:
Consultants, contractors and            39       193     1 296           3 548        3 045     3 028     3 117
special services
Inventory                              303       473       489             556        1 351     1 426     1 697
Travel and subsistence                 973       819     1 569           2 111        1 054     1 330     1 166
Financial transactions in assets        17        49         1              --           --        --        --
and liabilities
TRANSFERS AND SUBSIDIES                 35        37        43              53           20        --        --
Provinces and municipalities            35        37        43              53           20        --        --
PAYMENTS FOR CAPITAL ASSETS             --        --        21              --           --        --        --
Machinery and equipment                 --        --        21              --           --        --        --
-----------------------------------------------------------------------------------------------------------------
TOTAL                               13 939    16 290    19 233          23 487       24 883    26 366    27 617
=================================================================================================================

EXPENDITURE TRENDS

Expenditure is expected to double over the seven-year-period, from R13,9 million in 2002/2003 to R27,6 million in 2008/09, an average annual increase of 12,1 per cent. The increase is mainly due to the cost of investigating public service administration practices, a rise in the number of grievances being referred to the PSC for adjudication and national anti-corruption programmes. The introduction of the national public service anti-corruption hotline will also contribute to an increase in expenditure, between 2004/05 and 2006/07 under the
Professional Ethics and Human Resource Reviews subprogramme. Expenditure for managing the anti-corruption hotline is R985 000 in 2004/05, R2 million in
2005/06 and R3 million in for 2006/07.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Improved labour relations
For the PSC to achieve its objective of investigating grievances and monitoring and evaluating the implementation of the grievance rules, four additional posts were created. In 2005/06, 74 per cent

                                              Vote 11: Public Service Commission

of grievances and complaints received were successfully assessed, compared to the target of 80 per cent.

Public administration investigations

Investigations on public administration and anti-corruption are taking place.
Eight final reports, four draft reports for comment and five desktop audits covering, among others, corruption, procurement, fraud and maladministration, have been submitted to the relevant executing authorities so that they can implement the recommendations.

A total of 81 service delivery cases emanating from the national anti-corruption hotline have been finalised. Although the hotline is strictly for reporting corruption and corruption related acts, complaints relating to service delivery are also reported. This trend was not anticipated and has lead to a substantial increase in the number of cases dealt with. In turn, this has led to more demands on the PSC's human resources capacity, as it has more than doubled the number of investigations. The PSC has been involved in capacity building in
Eastern Cape and KwaZulu-Natal.

Professional ethics and human resources reviews

The national public service anti-corruption hotline was launched in September
2004. A total of 2 147 reports were generated: 1 178 related to corruption and
969 related to service delivery. Cases were referred to departments for further handling, and feedback on 121 cases has been received.

The national anti-corruption forum held six meetings to promote ethics, and hosted a summit in March 2005.

By the end of September 2005, 60 per cent of senior management service members had disclosed their financial interests for 2004/05, as required. The PSC is also working on guidelines for managing conflicts of interest in departments.

A draft report on gender mainstreaming initiatives in the public service is being compiled. A draft report has also been compiled on the extent to which the policy framework on managing HIV and Aids in the workplace has been implemented by departments.

SELECTED MEDIUM-TERM OUTPUT TARGETS

INVESTIGATIONS AND HUMAN RESOURCE REVIEWS

MEASURABLE OBJECTIVE: Improve public service labour and ethics practices by providing information and support on investigations and reviews to departments.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME              OUTPUT                              MEASURE/INDICATOR                             TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Labour Relations          Investigations of grievances and    Percentage of grievances and complaints       80% of grievances
Improvement               complaints                          successfully assessed                         and complaints

                          Management of poor performance in   Number of research reports produced           1 report
                          the public service
-----------------------------------------------------------------------------------------------------------------------------------
Public Administration     Investigations on public            Number of reports with recommendations        5 reports
Investigations            administration practices and        produced
                          anti-corruption

                          Information and statistics from     Number of reports on financial misconduct     1 report
                          departments on financial
                          misconduct
-----------------------------------------------------------------------------------------------------------------------------------
Professional Ethics and   Functions of the secretariat to     Number of implementation committee meetings   8 meetings
Human Resource Reviews    the national anti-corruption
                          forum                               Number of projects relating to                3 projects by June 2006
                                                              the implementation of the national
                                                              anti-corruption forum resolutions

                                                              Number of national anti-corruption forum      5 exco meetings and
                                                              meetings                                      2 full forum meetings

                          Financial disclosure framework      Frequency of declarations of financial        Annually
                                                              interests
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             223

2006 Estimates of National Expenditure

PROGRAMME 3: MONITORING AND EVALUATION

The Monitoring and Evaluation programme aims to enable the Public Service
Commission to establish a high standard of public service leadership, good governance and improved service delivery through public participation.

There are three subprogrammes:

o    Governance Monitoring promotes good governance and improves governance practices in the public service.

o    Leadership and Performance Improvement aims to promote a high standard of public service leadership and to encourage improvements in service delivery.

o    Service Delivery and Quality Assurance promotes improved service delivery through public participation.

EXPENDITURE ESTIMATES

TABLE 11.5 MONITORING AND EVALUATION

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Governance Monitoring                    7 487     6 924     7 070           8 667        9 563    10 143    10 569
Leadership and Performance               6 351     4 353     4 878           5 672        5 625     5 971     6 248
Improvement
Service Delivery and Quality             2 960     7 965     8 508           8 096        7 839     8 342     8 747
Assurance
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   16 798    19 242    20 456          22 435       23 027    24 456    25 564
=====================================================================================================================
Change to 2005 Budget estimate                                               1 076        (121)       437       392
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        16 759    19 200    20 386          22 370       23 013    24 456    25 564
Compensation of employees               13 380    14 584    14 691          15 988       16 384    17 458    18 328
Goods and services                       3 358     4 614     5 691           6 382        6 629     6 998     7 236
of which:
Consultants, contractors and special     1 102     1 032     2 324           2 318        2 437     2 494     2 614
services
Inventory                                   --       551       291             143        1 060     1 117     1 170
Travel and subsistence                     915       651     1 446           2 114        1 824     1 868     1 947
Financial transactions in assets and        21         2         4              --           --        --        --
liabilities
TRANSFERS AND SUBSIDIES                     39        42        44              48           14        --        --
Provinces and municipalities                39        42        44              48           14        --        --
PAYMENTS FOR CAPITAL ASSETS                 --        --        26              17           --        --        --
Machinery and equipment                     --        --        26              17           --        --        --
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   16 798    19 242    20 456          22 435       23 027    24 456    25 564
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure is expected to continue to increase steadily over the seven-year-period, rising from R16,8 million in 2002/03 to R25,6 million in
2008/09, an average annual increase of 7,2 per cent. Spending is mainly on compensation of employees, because the branch has 16 officials under the senior management structure.

Expenditure on the Service Delivery and Quality Assurance subprogramme more than doubled in 2004/05 compared to 2002/03, to support funding for citizen satisfaction surveys and citizens' forums in the provinces.

                                              Vote 11: Public Service Commission

An additional annual allocation of R1 million over the MTEF period has been provided for programme evaluation, currently of the poverty relief programme.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The 2005 targets were met, as follows:

Governance monitoring

An audit on reporting requirements and monitoring and evaluation systems in the public service is nearly finished. Ten provincial departments were assessed using the PSC's public service monitoring and evaluation system. In addition, guidelines on the verification of qualifications were completed and workshopped.
The PSC was invited to play a more active role in Africa, advocating the importance of monitoring and evaluation.

Leadership and performance improvement

The PSC continued to assess the quality of performance agreements of heads of departments. New guidelines for the 2004/05 evaluation of heads of departments were published. In 2002/03, the framework for evaluating heads of departments became mandatory in the provinces. A template on organisational performance assessment has been finalised to complement the heads-of-department evaluations.
33 evaluations have been conducted in national departments and 86 in provincial departments.

A database has been developed to consolidate all the government poverty reduction projects as a contribution to improved service delivery.

Service delivery and quality assurance

Three Batho Pele compliance audits began in April 2005 and will be finished by the end of 2005/06.

Four major reports were completed on key service delivery areas, including learner support materials in the criminal justice sector. Several guide documents on service delivery are being finalised.

A framework on how to conduct inspections of service delivery sites was also completed. The framework will be used from 2006/07 to do announced and unannounced visits to service delivery sites and collect monitoring data.

SELECTED MEDIUM-TERM OUTPUT TARGETS

MONITORING AND EVALUATION

MEASURABLE OBJECTIVE: Improve leadership in government, governance and service delivery, by providing departments with information on and analysis of monitoring and evaluation.

----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME             OUTPUT                             MEASURE/INDICATOR                      TARGET
----------------------------------------------------------------------------------------------------------------------

Governance Monitoring    Information on quality of the      Comprehensive report on the state of   March 2007
                         public service                     the public service

                         Information on fraud prevention    Comprehensive report with relevant     March 2007
                         strategies in departments          findings and recommendations
----------------------------------------------------------------------------------------------------------------------

                                                                             225

2006 Estimates of National Expenditure

----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME             OUTPUT                             MEASURE/INDICATOR                      TARGET
----------------------------------------------------------------------------------------------------------------------

Leadership and           Management of the heads of         Number of evaluations of heads of      Maximum 33 national
Performance Improvement  department performance evaluation  department who qualify for evaluation  and 85 provincial

                         Evaluation of government's         Comprehensive report with relevant     March 2007
                         poverty reduction programmes       findings and recommendations
----------------------------------------------------------------------------------------------------------------------
Service Delivery and     Evaluation of compliance with      Number of service delivery evaluation  1 report
Quality Assurance        selected Batho Pele principles     reports with recommendations

                         Service delivery inspections       Comprehensive report with relevant     March 2007
                                                            findings and recommendations
----------------------------------------------------------------------------------------------------------------------

                                              Vote 11: Public Service Commission

ANNEXURE

VOTE 11: PUBLIC SERVICE COMMISSION

Table 11.A: Summary of expenditure trends and estimates per programme and economic classification

Table 11.B: Summary of personnel numbers and compensation of employees

Table 11.C: Summary of expenditure on training

Table 11.D: Summary of official development assistance expenditure

                                                                             227

2006 Estimates of National Expenditure

TABLE 11.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

PROGRAMME                          APPROPRIATION     AUDITED            APPROPRIATION               REVISED
                                  MAIN    ADJUSTED   OUTCOME    MAIN      ADDITIONAL    ADJUSTED   ESTIMATE
                                 --------------------------------------------------------------------------
R thousand                            2004/05        2004/05                  2005/06               2005/06
-----------------------------------------------------------------------------------------------------------

1. Administration                31 498     37 400    37 287   35 298          11 215     46 513     47 232
2. Investigations and            21 851     21 549    19 233   25 393         (1 906)     23 487     23 490
   Human Resource
   Reviews
3. Monitoring and                19 732     19 980    20 456   21 359           1 076     22 435     21 373
   Evaluation
-----------------------------------------------------------------------------------------------------------
TOTAL                            73 081     78 929    76 976   82 050          10 385     92 435     92 095
===========================================================================================================

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 72 318     77 610    75 874   80 138          10 366     90 504     90 180
Compensation of employees        53 636     52 843    50 442   60 563         (2 240)     58 323     57 919
Goods and services               18 682     24 767    25 422   19 575          12 606     32 181     32 261
Financial transactions in            --         --        10       --              --         --         --
assets and liabilities
TRANSFERS AND SUBSIDIES             221        137       171      183              19        202        186
Provinces and municipalities        221        137       149      183             (2)        181        165
Foreign governments and              --         --        22       --              21         21         21
international organisations
PAYMENTS FOR CAPITAL ASSETS         542      1 182       931    1 729              --      1 729      1 729
Machinery and equipment             542      1 182       868    1 729              --      1 729      1 729
Software and intangible assets       --         --        63       --              --         --         --
-----------------------------------------------------------------------------------------------------------
TOTAL                            73 081     78 929    76 976   82 050          10 385     92 435     92 095
===========================================================================================================

TABLE 11.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                ADJUSTED
                                   AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                             -------------------------------------------------------------------------------
                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)     43 800    46 071    50 003          58 032       64 144    68 272    71 769
Unit cost (R thousand)           198       208       226             257          284       302       318
Compensation as % of total    100.0%    100.0%     99.1%           99.5%        99.4%     99.4%     99.5%
Personnel numbers                221       221       221             226          226       226       226
(head count)
B. PART-TIME AND TEMPORARY CONTRACT EMPLOYEES
Compensation (R thousand)         --        --       199              51          101       103       105
Unit cost (R thousand)                               100              10           34        34        35
Compensation as % of total                          0.4%            0.1%         0.2%      0.1%      0.1%
Personnel numbers                 --        --         2               5            3         3         3
(head count)
C. INTERNS
Compensation of interns           --        --       240             240          288       288       288
(R thousand)
Unit cost (R thousand)                                24              24           29        29        29
Number of interns                 --        --        10              10           10        10        10
-----------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)     43 800    46 071    50 442          58 323       64 533    68 663    72 162
UNIT COST (R THOUSAND)           198       208       216             242          270       287       302
PERSONNEL NUMBERS                221       221       233             241          239       239       239
(HEAD COUNT)
-----------------------------------------------------------------------------------------------------------

                                              Vote 11: Public Service Commission

TABLE 11.C SUMMARY OF EXPENDITURE ON TRAINING PER PROGRAMME

                                                                      ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                   -------------------------------------------------------------------------------
                                   2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
                                   -------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)               322       204       526             317          455       337       430
Number of employees trained            128        67        73              73           75        80        75
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)               197       189       132             190          412       312       328
Number of employees (head count)        10        23        32              12           11        13        15
------------------------------------------------------------------------------------------------------------------
TOTAL                                  519       393       658             507          867       649       758
NUMBER OF EMPLOYEES                    138        90       105              85           86        93        90
==================================================================================================================

TABLE 11.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR                PROJECT          CASH/                                      ADJUSTED
                                       KIND         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                              ------------------------------------------------------------------------------
R thousand                                    2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------------------

FOREIGN
DFID         Capacity building:       Kind        100       555        --              --           --        --       --
             OPSC
DFID         Publications             Kind         60       533        --              --           --        --       --
DFID         Evaluation               Kind         --       182        --              --           --        --       --
             methodology training
DFID         Support services         Kind         --        --        --              --           --        --       --
DFID         Management of            Kind         13        53        --              --           --        --       --
             Suspensions project
DFID         Handling of appeals      Kind         34        73        --              --           --        --       --
DFID         Procedures for           Kind        134       146        --              --           --        --       --
             dealing with
             complaints
DFID         Provincial Workshops     Kind         70        95        --              --           --        --       --
             and training
DFID         Project on disability    Kind         --        --        --              --           --        --       --
             equity
DFID         Verification of          Kind         --       635        --              --           --        --       --
             qualifications
DFID         Blacklisting             Kind         --       308        --              --           --        --       --
DFID         Code of Conduct          Kind         --       863        --              --           --        --       --
             Publication
DFID         Anti-Corruption          Kind         --        64        --              --           --        --       --
             Hotlines
DFID         Whistleblowing           Kind         --       203        --              --           --        --       --
DFID         Professional and         Kind         --        --        --              --           --        --       --
             ethical behavior
DFID         Monitoring and           Kind        400       707        --              --           --        --       --
             Evaluation Advisor for
             OPSC
DFID         Development of           Kind         --        --        --              --           --        --       --
             monitoring and
             evaluation system for
             PSC
DFID         The Causes and           Kind        100        93        --              --           --        --       --
             Effects of mobility in
             the Senior
             Management Sevice
             and among
             Professional Staff in
             the Public Service
DFID         Customer Satisfaction    Kind         --        --        --              --           --        --       --
             Survey
DFID         Citizen Satisfaction     Kind      1 244     2 744        --              --           --        --       --
             Survey
DFID         Citizen's Forums         Kind        110        47        --              --           --        --       --
----------------------------------------------------------------------------------------------------------------------------

                                                                             229

2006 Estimates of National Expenditure

TABLE 11.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR                PROJECT          CASH/                                      ADJUSTED
                                       KIND         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                              ------------------------------------------------------------------------------
R thousand                                    2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------------------

DFID         Evaluation of the        Kind        320       315        --              --           --        --        --
             Housing Subsidy
             Scheme
DFID         Evaluation of Land       Kind        260       260        --              --           --        --        --
             Administration
             Systems in the
             Eastern Cape
DFID         Study tour               Kind         --       532        --              --           --        --        --
GTZ          Skills Profiling         Kind         --       282        --              --           --        --        --
GTZ          Evaluation of            Kind         --       431        --              --           --        --        --
             Performance
             Management Systems
             in the Public Service
GTZ          Monitoring and           Kind         --       343       135              --           --        --        --
             Evaluation Advisor for
             OPSC
GTZ          Reemployment of          Kind         --       741        --              --           --        --        --
             Public Servants
             retired due to
             ill-health
GTZ          Production of Cabinet    Kind         --        27        --              --           --        --        --
             Video on Citizen's
             Forums
GTZ          Personnel expenditure    Kind        760        --        --              --           --        --        --
GTZ          Equipment and            Kind        159        --        --              --           --        --        --
             material
GTZ          Consultancy fees         Kind      1 139        --        --              --           --        --        --
GTZ          Counterpart upgrading    Kind        135        --        --              --           --        --        --
GTZ          Travel expenses          Kind         19        --        --              --           --        --        --
GTZ          Local subsidies          Kind         67        --        --              --           --        --        --
GTZ          Administrative costs     Kind        119        --        --              --           --        --        --
GTZ          Other costs              Kind        111        --        --              --           --        --        --
Ford         Audit of Affirmative     Kind      1 400        --        --              --           --        --        --
Foundation   Action in the Public
             Service
GTZ          Anti-Corruption          KInd         --        --        --             320           --        --        --
             Summit
Embassy of   Anti-Corruption          KInd         --        --        --             320           --        --        --
France       Summit
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                           6 754    10 232       135             640           --        --        --
============================================================================================================================

                                                                         VOTE 12

SOUTH AFRICAN MANAGEMENT DEVELOPMENT INSTITUTE

                                       2006/07        2007/08   2008/09
R THOUSAND                       TO BE APPROPRIATED
-----------------------------------------------------------------------
MTEF ALLOCATIONS                       58 918          57 126    56 954
   OF WHICH:
   Current payments                    33 466          34 293    35 208
   Transfers and subsidies             23 063          21 216    19 307
   Payments for capital assets          2 389           1 617     2 439
-----------------------------------------------------------------------
STATUTORY AMOUNTS                          --              --        --
-----------------------------------------------------------------------
Executive authority              Minister for the Public Service and
                                 Administration
Accounting officer               Director-General of the South African
                                 Management Development Institute
-----------------------------------------------------------------------

AIM

The aim of the South African Management Development Institute (SAMDI) is to
provide practical, client-driven, organisational development interventions that lead to improved performance and service delivery in the public sector.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Facilitate the overall management of SAMDI and provide support services for its organisational functions.

PROGRAMME 2: PUBLIC SECTOR ORGANISATIONAL AND STAFF DEVELOPMENT

Render an administration function to the training trading account, and serve to augment the training trading account.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The South African Management Development Institute's niche responsibility is capacity building, as a specialised part of the present wider emphasis on building the capability of the state. SAMDI's programmes make a vital contribution to a strong, efficient and effective public service, which can meet the professional development needs of public servants.

Developments within the organisation

2004/05 has been characterised by some significant milestones being achieved, among them the introduction of various internal structures and systems to improve SAMDI's operations and service delivery, including: a redesigned quality development and assurance system; a streamlined monitoring and evaluation function through an electronic statistics system; and a blueprint to establish
SAMDI's e-learning capacity.

                                                                             231

2006 Estimates of National Expenditure

A further noteworthy achievement has been the successful implementation of
SAMDI's new training model, which involves strategic partnerships with key departments to strengthen their capacity to deliver on their core functions.

Quality standards, guidelines and norms are being finalised, and increasingly all curricula will meet the national qualifications framework (NQF) principles.
SAMDI is also now able to make sure that its curricula can meet the needs of individual clients by including case studies and incorporating learning-by-doing research processes.

Internal strategic objectives

While SAMDI's monthly training statistics - person training days (PTD) - are testament to its strong implementation and targets orientation, they do not do justice to SAMDI's many initiatives to improve the quality of both training and service delivery in the public sector. For instance, SAMDI has developed:

o    rigorous standards for programme development, approval and review, which ensure that the South African Qualifications Authority (SAQA), NQF and
     relevant Sector Education and Training Authorities (SETA) standards are met

o    an international relations strategy informed by the parameters set out by the Department of Foreign Affairs's and SAMDI's strategic priorities

o    a donor relations position paper informed by the fact that SAMDI is increasingly regarded as a provider of choice of management and leadership development by multinational funders, bilateral partners, and donor agencies.

While building internal capacity, SAMDI has also drawn on the expertise and knowledge of visiting scholars, associates and practitioners from the public, academic, private and international sectors to align the organisation with national and global trends.

The current monitoring and evaluation framework is under review to ensure its appropriateness and alignment with developments in the field. The framework focuses on external training activities and internal operational activities.
SAMDI's ability to monitor progress against the achievement of its operational objectives, and the implementation of an early warning system in a number of key areas, have increased management's ability to solve problems and redirect activities.

External strategic objectives

SAMDI's strategy has always been to seek donor funding for specific strategic projects and for when its own funding streams are insufficient. In practice, this has often amounted to seed money, which SAMDI has used to develop products which can later be institutionalised to scale. SAMDI's new marketing and communications strategy will improve the interface between SAMDI and its clients and stakeholders. SAMDI has also worked intensively with the Government
Communication Information System (GCIS) to develop a new SAMDI brand, following government guidelines. The symbolism of the new branding reflects the principles of Batho Pele.

SAMDI is fully integrated into various African Union and New Partnership for
Africa's Development (Nepad) programmes, and will continue with setting up a programme of action for the African Management Development Institute Network.
SAMDI also presents training programmes for individuals from Africa.

Future developments

Future SAMDI training will be supported by three initiatives currently under way:

o    an e-learning programme

                         Vote 12: South African Management Development Institute

o    a new model for training and development, through which SAMDI will co-ordinate a network of public officials who have a record of good service delivery, including elected officials

o    the involvement of line managers in the process of identifying who needs training and in what area, in order to improve service delivery. This requires a proper analysis of the real causes of the experienced problem, and a clear understanding of each person's role in the value chain of delivery.

EXPENDITURE ESTIMATES

TABLE 12.1 SA MANAGEMENT DEVELOPMENT INSTITUTE

PROGRAMME                                                           ADJUSTED    REVISED
                                       AUDITED OUTCOME         APPROPRIATION   ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 -----------------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05            2005/06              2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

1. Administration                 11 469    11 648    23 713          30 159     30 159       32 712    32 577    34 136
2. Public Sector                  19 271    25 290    10 674          26 888     26 888       26 206    24 549    22 818
   Organisational and
   Staff Development
--------------------------------------------------------------------------------------------------------------------------
TOTAL                             30 740    36 938    34 387          57 047     57 047       58 918    57 126     56954
==========================================================================================================================
Change to 2005 Budget estimate                                            --         --          350       375   (2 521)
--------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  25 542    12 074    22 542          29 806     29 806       33 466    34 293    35 208
Compensation of                   16 981     8 268     7 876          11 524     11 524       14 617    15 494    16 423
employees
Goods and services                 8 527     3 806    14 666          18 282     18 282       18 849    18 799    18 785
of which:
Communication                        260       320       258             181        181          200       215       230
Computer Services                  2 249       218     2 151           2 345      2 345        2 494     2 622     2 760
Consultants, contractors             497       391     6 263           4 770      4 770        5 009     5 260     5 520
and special services
Inventory                            377       339     1 233             882        882          940       995     1 045
Maintenance repair and               227       216       352             570        570          600       630       660
running cost
Operating leases                     258       216       990           1 586      1 586        3 844     4 037     4 237
Travel and subsistence               990       436       375           2 016      2 016        2 101     2 190     2 340
Venues and Facilities                405       394       427             500        500          524       549       576
Financial transactions in             34        --        --              --         --           --        --        --
assets and liabilities
TRANSFERS AND                      4 317    24 255    10 097          24 785     24 785       23 063    21 216    19 307
SUBSIDIES
Provinces and                         47        22        24              31         31            4        --        --
municipalities
Departmental agencies              4 270    24 233    10 073          24 754     24 754       23 059    21 216    19 307
and accounts
PAYMENTS FOR CAPITAL                 881       609     1 748           2 456      2 456        2 389     1 617     2 439
ASSETS
Machinery and                        881       505     1 690           2 456      2 456        2 389     1 617     2 439
equipment
Software and other                    --       104        58              --         --           --        --        --
intangible assets
--------------------------------------------------------------------------------------------------------------------------
TOTAL                             30 740    36 938    34 387          57 047     57 047       58 918    57 126     56954
==========================================================================================================================

EXPENDITURE TRENDS

Expenditure increased marginally at an average annual rate of 5,8 per cent, from
R30,7 million in 2002/03 to R34,4 million in 2004/05. It reached a peak in
2005/06, mainly due to an increased demand for SAMDI's training programmes and to internal capacity building. However, it is expected to decrease over the medium-term expenditure framework (MTEF) to reach R57 million by 2008/09, since it was decided that the trading account should become more self-sustainable.

                                                                             233

2006 Estimates of National Expenditure

DEPARTMENTAL RECEIPTS

Departmental receipts are mainly commissions on insurance premiums deducted from employees' salaries, parking fees and interest on departmental debt.

Revenue from SAMDI's training services is received by the training trading account and does not form part of the departmental receipts.

TABLE 12.2 DEPARTMENTAL RECEIPTS

                                                                             ADJUSTED
                                                AUDITED OUTCOME         APPROPRIATION     MEDIUM-TERM RECEIPTS ESTIMATE
                                          ------------------------------------------------------------------------------
R thousand                                2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                       1 247     3 076        27              39           40        42        44
Sales of goods and services produced by        25        27        27              28           28        29        30
department
Financial transactions in assets and        1 222     3 049        --              11           12        13        14
liabilities
------------------------------------------------------------------------------------------------------------------------
TOTAL                                       1 247     3 076        27              39           40        42        44
========================================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 12.3 ADMINISTRATION

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Management                               1 264     2 202     2 607           3 786        3 720     3 945     4 187
Corporate Services                      10 205     9 446    21 106          26 373       28 642    28 257    29 549
Property Management                         --        --        --              --          350       375       400
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   11 469    11 648    23 713          30 159       32 712    32 577    34 136
=====================================================================================================================
Change to 2005 Budget estimate                                               1 660        1 491     1 649     1 723
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        10 570    11 021    22 122          27 676       30 320    30 960    31 697
Compensation of employees                6 486     7 579     7 546          10 135       12 442    13 189    13 980
Goods and services                       4 051     3 442    14 576          17 541       17 878    17 771    17 717
of which:
Computer Services                        1 002       205     2 141           2 310        2 449     2 572     2 700
Consultants, contractors and special       452       380     6 250           4 770        5 009     5 260     5 520
services
Travel and subsistence                     486       436       375           1 406        1 476     1 550     1 630
TRANSFERS AND SUBSIDIES                     18        18        24              27           3         --        --
Provinces and municipalities                18        18        24              27           3         --        --
PAYMENTS FOR CAPITAL ASSETS                881       609     1 567           2 456        2 389     1 617     2 439
Machinery and equipment                    881       505     1 509           2 456        2 389     1 617     2 439
Software and other intangible assets        --       104        58              --           --        --        --
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   11 469    11 648    23 713          30 159       32 712    32 577    34 136
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure rose rapidly between 2002/03 and 2005/06, from R11,5 million to
R30,2 million respectively, an average annual rate of 38 per cent, as a result of two large increases in spending in 2004/05 and 2005/06. In 2004/05, expenditure grew by R12,1 million (or 103,6 per cent) from

                         Vote 12: South African Management Development Institute

2003/04, mainly due to capacity building in supply chain management and auxiliary services (R3,3 million); strengthening the internal audit function
(R1,5 million); expanding the IT infrastructure and support services (R1,2 million); and outsourcing financial reporting to professional service providers in the office of the chief financial officer (R5,8 million).

Expenditure is expected to increase marginally over the MTEF at an average of
4,2 per cent, taking total spending to R34,1 million by 2008/09, primarily because of inflationary adjustments.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
South African Management Development Institute received the following amounts:
R350 000 in 2006/07, R375 000 in 2007/08 and R400 000 in 2008/09. Expenditure
has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: PUBLIC SECTOR ORGANISATIONAL AND STAFF DEVELOPMENT

The Public Sector Organisational and Staff Development programme provides demand-driven organisational development interventions to the public sector, as well as administering and augmenting the training trading account.

There are two subprogrammes:

o    Public Sector Organisational and Staff Development administers the training trading account and co-ordinates the training of chief directorates located in the training trading account.

o    Augmentation of Training Trading Account provides monthly transfers to augment the trading account.

EXPENDITURE ESTIMATES

TABLE 12.4 PUBLIC SECTOR ORGANISATIONAL AND STAFF DEVELOPMENT

SUBPROGRAMME                                                          ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

Public Sector Organisational and    15 001     1 057       601           2 134        3 147     3 333     3 511
Staff Development
Augmentation of Training Trading     4 270    24 233    10 073          24 754       23 059    21 216    19 307
Account
-----------------------------------------------------------------------------------------------------------------
TOTAL                               19 271    25 290    10 674          26 888       26 206    24 549    22 818
=================================================================================================================
Change to 2005 Budget estimate                                         (1 660)      (1 141)   (1 274)   (4 245)
-----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                    14 972     1 053       420           2 130        3 146     3 333     3 511
Compensation of employees           10 495       689       330           1 389        2 175     2 305     2 443
Goods and services                   4 476       364        90             741          971     1 028     1 068
Financial transactions in assets         1        --        --              --           --        --        --
and liabilities
TRANSFERS AND SUBSIDIES              4 299    24 237    10 073          24 758       23 060    21 216    19 307
Provinces and municipalities            29         4        --               4            1        --         -
Departmental agencies and            4 270    24 233    10 073          24 754       23 059    21 216    19 307
accounts
PAYMENTS FOR CAPITAL ASSETS             --        --       181              --           --        --        --
Machinery and equipment                 --        --       181              --           --        --        --
-----------------------------------------------------------------------------------------------------------------
TOTAL                               19 271    25 290    10 674          26 888       26 206    24 549    22 818
=================================================================================================================

                                                                             235

2006 Estimates of National Expenditure

TABLE 12.4 PUBLIC SECTOR ORGANISATIONAL AND STAFF DEVELOPMENT (CONTINUED)

                                                                               ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
DEPARTMENTAL AGENCIES AND ACCOUNTS
CURRENT                                       4 270    24 233    10 073          24 754       23 059    21 216    19 307
Augmentation of Training Trading              4 270    24 233    10 073          24 754       23 059    21 216    19 307
Account
--------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased by R6 million or 31,2 per cent from 2002/03 to 2003/04, due to a more rapid augmentation of the training trading account and the transfer of training functions from the programme to this account.

The decrease in expenditure of 57,8 per cent from 2003/04 to 2004/05 is due mainly to a lower augmentation of the training trading account and the secondment of the office of the deputy director-general for organisational development and training services to the Department of Public Service and
Administration during 2003/04. The decrease was offset by an increase in expenditure due to the appointment in the same year of the deputy director-general for customer service and co-ordination.

An increase in expenditure follows in 2005/06, taking the total amount to R26,9 million, of which R24,8 million was used for augmenting the training trading account. This trend will continue over the 2006 MTEF, as the bulk of expenditure
(on average 87,8 per cent) goes to augmenting the trading account. The decline in transfer payments to the training trading account over the 2006 MTEF, due to the expectation that the account will create more revenue, reflects a decrease of total expenditure at a rate of negative 5,3 per cent.

SELECTED MEDIUM-TERM OUTPUT TARGETS

PUBLIC SECTOR ORGANISATIONAL AND STAFF DEVELOPMENT

MEASURABLE OBJECTIVE: Co-ordinate and manage the training of officials in national and provincial departments and local government, thereby improving performance and service delivery in the public sector.

------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                       OUTPUT                             MEASURE/INDICATOR                  TARGET
------------------------------------------------------------------------------------------------------------------------------

Public Sector Organisational and   Manage and co-ordinate the chief   The number of personnel training   131 351PTD - 2006/07
Staff Development                  directorates in the training       days (PTD)                         139 835 PTD - 2007/08
                                   trading account                                                       155 436 PTD - 2008/09
------------------------------------------------------------------------------------------------------------------------------
Augmentation of Training           Transfers to the trading Account   Timely transfers                   Monthly
Trading Account
------------------------------------------------------------------------------------------------------------------------------

TRAINING TRADING ACCOUNT

The Training Trading Account (TTA) includes the following chief directorates:

o    management, leadership and development

o    change management and service delivery improvement

o    corporate resource management training

o    quality development and assurance

o    business

o    research and knowledge management.

The first three provide training delivery services; the other three provide support to the delivery process in the following areas: curriculum development and review, training needs analyses, client

                         Vote 12: South African Management Development Institute

relationship management, marketing, international relations, monitoring and evaluation, planning and reporting.

Revenue from training interventions increased by R4,7 million (45,6 per cent)
from 2002/03 to 2003/04, and by R11,4 million (76,5 per cent) from 2003/04 to
2004/05 due to the increased demand for training services. Growth in revenue from training interventions is expected to continue over the MTEF, and the increased activity is also reflected in projected growth in spending on compensation of employees and goods and services.

Transfers received (mainly the augmentation of the training trading account through the Public Sector Organisational and Staff Development programme)
decreased by 57,5 per cent between 2003/04 and 2004/05, from R24,4 million to
R10,4 million, and will decrease marginally over the MTEF. Total revenue over the MTEF is expected to cover budgeted operating expenses.

TABLE 12.5 FINANCIAL SUMMARY FOR THE TRAINING TRADING ACCOUNT

                                                          OUTCOME                             MEDIUM-TERM ESTIMATE
                                                ---------------------------               ---------------------------
                                                AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                               OUTCOME
                                                ---------------------------------------------------------------------
R thousand                                      2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                                  11 282    15 566    26 490      26 841    33 000    38 500    44 000
Sale of goods and services other than capital    10 201    14 853    26 218      26 591    32 750    38 250    43 750
assets
of which:
Sales by market establishments                   10 201    14 853    26 218      26 591    32 750    38 250    43 750
Other non-tax revenue                             1 081       713       272         250       250       250       250
TRANSFERS RECEIVED                                5 794    24 448    10 385      24 912    23 217    21 374    19 353
---------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                    17 076    40 014    36 875      51 753    56 217    59 874    63 353
=====================================================================================================================
EXPENSES
CURRENT EXPENSE                                  14 038    30 672    30 320      50 979    56 266    59 918    63 392
Compensation of employees                         6 201    14 570    14 997      21 995    27 885    29 558    31 332
Goods and services                                7 837    15 887    14 961      28 696    28 093    30 072    31 884
Depreciation                                         --       215       362         288       288       288       176
TRANSFERS AND SUBSIDIES                               9        51        47          63        81        86        91
---------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                   14 047    30 723    30 367      51 042    56 347    60 004    63 483
=====================================================================================================================
SURPLUS / (DEFICIT)                               3 029     9 291     6 508         711     (130)     (130)     (130)
=====================================================================================================================

BALANCE SHEET SUMMARY
---------------------------------------------------------------------------------------------------------------------
Carrying value of assets                            458       502     1 217         929       641       353       177
Inventory                                            --       310       324         324       324       324       324
Receivables and prepayments                       5 353     4 411    16 667      16 667    16 667    16 667    16 667
Cash and cash equivalents                         3 961    17 601     9 070       9 070     9 070     9 070     9 070
---------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                      9 772    22 824    27 278      26 990    26 702    26 414    26 238
=====================================================================================================================
Capital and reserves                              2 476    11 228    17 736      18 447    18 317    18 187    18 057
Trade and other payables                          6 082    10 044     8 099       7 100     6 942     6 784     6 738
Provisions                                        1 214     1 552     1 443       1 443     1 443     1 443     1 443
---------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                      9 772    22 824    27 278      26 990    26 702    26 414    26 238
=====================================================================================================================

Data provided by SAMDI

                                                                             237

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

In 2004/05, the training trading account achieved a total of 70 552 person-training days (PTD), 93 per cent of the target of 75 865. (PTD is the number of training courses multiplied by the number of training days per course multiplied by the number of persons trained.) The PTD increased by 50 per cent in 2004/05 from 2003/04. By October 2005, 47 390 PTD had been achieved, 41 per cent of the total for 2005/06.

The National Treasury vote funds two new capacity-building programmes for public servants, namely project management and financial management.

                         Vote 12: South African Management Development Institute

ANNEXURE

VOTE 12: SOUTH AFRICAN MANAGEMENT DEVELOPMENT INSTITUTE

Table 12.A: Summary of expenditure trends and estimates per programme and economic classification

Table 12.B: Summary of personnel numbers and compensation of employees

Table 12.C: Summary of expenditure on training

Table 12.D: Summary of official development assistance expenditure

                                                                             239

2006 Estimates of National Expenditure

TABLE 12.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

PROGRAMME                          APPROPRIATION     AUDITED            APPROPRIATION               REVISED
                                  MAIN    ADJUSTED   OUTCOME    MAIN      ADDITIONAL    ADJUSTED   ESTIMATE
                                 --------------------------------------------------------------------------
R thousand                            2004/05        2004/05                2005/06                 2005/06
-----------------------------------------------------------------------------------------------------------

1. Administration                26 492     29 054    23 713   28 499           1 660     30 159     30 159
2. Public Sector                 14 395     11 833    10 674   28 548         (1 660)     26 888     26 888
   Organisational and Staff
   Development
-----------------------------------------------------------------------------------------------------------
TOTAL                            40 887     40 887    34 387   57 047              --     57 047     57 047
===========================================================================================================

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 29 978     29 791     22542   30 996         (1 190)      29806     29 806
Compensation of employees        11 255      9 659     7 876   13 694         (2 170)     11 524     11 524
Goods and services               18 723     20 132    14 666   17 302             980     18 282     18 282
TRANSFERS AND SUBSIDIES          10 104     10 101     10097   24 788             (3)     24 785     24 785
Provinces and municipalities         31         28        24       34             (3)         31         31
Departmental agencies and        10 073     10 073    10 073   24 754              --     24 754     24 754
accounts
PAYMENTS FOR CAPITAL ASSETS         805        995      1748    1 263           1 193      2 456      2 456
Buildings and other fixed            50         --        --       --              --         --         --
structures
Machinery and equipment             755        995     1 690    1 263           1 193      2 456      2 456
Software and intangible assets       --         --        58       --              --         --         --
-----------------------------------------------------------------------------------------------------------
TOTAL                            40 887     40 887    34 387   57 047              --     57 047     57 047
===========================================================================================================

TABLE 12.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)         16 681     7 998     7 756          11 140       14 233    15 087    15 992
Unit cost (R thousand)               190       138       141             157          198       207       216
Compensation as % of total         98.8%     96.7%     98.5%           96.7%        97.4%     97.4%     97.4%
Personnel numbers (head count)        88        58        55              71           72        73        74
C. INTERNS
Compensation of interns              210       270       120             384          384       407       431
(R thousand)
Unit cost (R thousand)                 9        12         5              24           21        23        24
Number of interns                     23        22        22              16           18        18        18
----------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)         16 891      8268     7 876          11 524       14 617    15 494     16423
UNIT COST (R THOUSAND)               152       103       102             132          162       170       179
PERSONNEL NUMBERS                    111        80        77              87           90        91        92
(HEAD COUNT)
----------------------------------------------------------------------------------------------------------------

                         Vote 12: South African Management Development Institute

TABLE 12.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)             141       150       161             115          146       155       164
Number of employees trained           56        39        51              59           63        65        68
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)              50        22        61             100          105       110       115
Number of employees                   15        10        16              19           22        24        25
(head count)
----------------------------------------------------------------------------------------------------------------
TOTAL                                191       172       222             215          251       265       279
NUMBER OF EMPLOYEES                   71        49        67              78           85        89        93
================================================================================================================

TABLE 12.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR          PROJECT     CASH/                                      ADJUSTED
                           KIND           AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

FOREIGN
European     Training      Cash     24 945        --        --              --           --        --        --
Commission
Flanders     Training -    Cash         --     2 869     2 164           5 067           --        --        --
             Integrated
             Management
             Development
             Programme
-----------------------------------------------------------------------------------------------------------------
TOTAL                               24 945     2 869     2 164           5 067           --        --        --
=================================================================================================================

                                                                             241

2006 Estimates of National Expenditure

                                                                         VOTE 13

STATISTICS SOUTH AFRICA

                                        2006/07        2007/08     2008/09
R THOUSAND                        TO BE APPROPRIATED
--------------------------------------------------------------------------
MTEF ALLOCATIONS                       1 074 483       930 189   1 084 996
OF WHICH:
   Current payments                    1 031 654       899 621   1 048 692
   Transfers and subsidies                   812           526         639
   Payments for capital assets            42 017        30 042      35 665
--------------------------------------------------------------------------
STATUTORY AMOUNTS                             --            --          --
--------------------------------------------------------------------------
Executive authority               Minister of Finance
Accounting officer                Statistician-General of Statistics South
                                  Africa
--------------------------------------------------------------------------

AIM

The aim of Statistics South Africa is to provide a relevant and accurate body of statistics on the dynamics in the economy and society through the application of internationally acclaimed practices.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide sound infrastructure, support and strategic direction to enable
Statistics South Africa to achieve its mandate.

PROGRAMME 2: ECONOMIC STATISTICS

Produce economic statistics to meet user requirements.

PROGRAMME 3: POPULATION AND SOCIAL STATISTICS

Produce population and social statistics to meet user requirements.

PROGRAMME 4: QUALITY AND INTEGRATION

Provide expertise on quality and methodology for official statistics, build the national statistics system, compile national accounts and analyse statistical data.

PROGRAMME 5: STATISTICAL SUPPORT AND INFORMATICS

Promote and provide better access to official statistics by optimising the management of information in the production and use of official statistics.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

Statistics South Africa's vision is to become the preferred supplier of quality statistics, providing stakeholders and the public with high quality statistical information.

                                                                             243

2006 Estimates of National Expenditure

Between 1999 and 2003, Stats SA was particularly focused on its internal transformation. In 2004 and 2005, it turned to its core function of providing high quality statistical information for informing socio-economic policy and decision-making. In March 2004, Cabinet agreed that a population census would be carried out every ten years instead of every five years. The next census will be conducted in 2011. A community survey will be done during 2006/07 to update major trends in social data.

To fulfil its vision and mission, Stats SA has identified five strategic themes to guide its activities:

Providing relevant statistical information to meet user needs

Stats SA aims to meet the growing and changing demands of users by expanding and refocusing its products and services. It will concentrate on establishing a sustainable user management system to track ongoing user needs and satisfaction.

Enhancing the quality of products and services

The integrity of empirical data is essential for its effective use in decision-making. Statistical data and information need to be accurate and comparable across different statistical series. The strategy for enhancing the quality of products and services will focus on improving the accuracy, timeliness and coverage of statistical information, as well as on developing sound methodologies based on internationally acclaimed practices.

Building human capacity

Well-trained staff members are essential for generating sustainable quality products and services. Stats SA's investment in human resources aims to transfer knowledge, broaden the strategic skills base and raise staff motivation. The organisation aims to be an employer of choice that attracts and retains valuable employees. This will be supported by establishing a learning centre, creating an enabling corporate culture and environment, identifying the required core competencies, aligning individual goals with organisational goals and strategy, and making sure that employees are treated fairly and equitably.

Ensuring good governance

Stats SA is committed to focusing on compliance with regulatory frameworks, such as the Public Finance Management Act (1999) and Treasury regulations, and on improving administrative processes and service delivery. Stats SA aims to:
implement a risk management strategy in the corporate support areas; implement an integrated planning, budgeting and reporting system; improve the quality and usefulness of management information; and implement an integrated approach to managing change across the organisation.

The national statistics system: Developing and promoting statistical advocacy and partnerships

Stats SA has been mandated to co-ordinate official statistics in South Africa.
The national statistics system (NSS) is an integrated network for improving the quality and comparability of official statistics, and minimising unnecessary overlaps and duplication. It aims to uphold the integrity of statistical information throughout government for effective governance, policy development and decision-making. This will be achieved by:

o    developing indicators to inform national priorities, and developing a framework for statistical standards and classifications for producing official statistics

o    promoting integration among producers of official statistics

o    integrating and improving the quality of registers across government.

                                                Vote 13: Statistics South Africa

EXPENDITURE ESTIMATES

TABLE 13.1 STATISTICS SOUTH AFRICA

PROGRAMME                                                            ADJUSTED    REVISED
                                        AUDITED OUTCOME         APPROPRIATION   ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                  -----------------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05            2005/06              2006/07   2007/08     2008/09
---------------------------------------------------------------------------------------------------------------------------

1. Administration                  80 522    82 697    94 727         115 473    123 068      152 744   169 423     191 876
2. Economic                        28 234    44 896    51 973         161 741    141 969      172 090   150 904     249 256
   Statistics
3. Population and                 185 362    59 918    86 495         278 096    248 645      546 087   367 388     381 532
   Social Statistics
4. Quality and                     13 533    20 189    25 224          33 754     34 571       47 379    62 336      68 924
   Integration
5. Statistical                     68 659    92 566   112 815         152 293    163 209      156 183   180 138     193 408
   Support and
   Informatics
---------------------------------------------------------------------------------------------------------------------------
TOTAL                             376 310   300 266   371 234         741 357    711 462    1 074 483   930 189   1 084 996
===========================================================================================================================
Change to 2005 Budget estimate                                         50 100    20 205       193 716   150 823     261 986
---------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  356 519   285 488   356 449         702 842    673 672    1 031 654   899 621   1 048 692
Compensation of                   157 782   154 711   195 050         318 278    313 485      475 411   469 997     553 604
employees
Goods and services                196 340   128 578   161 398         384 564    360 187      556 243   429 624     495 088
of which:
Communication                      10 944    14 595    15 262          26 838     24 253       26 099    20 772      24 478
Computer Services                  14 345    23 314    20 971          40 480     37 571       36 890    32 757      36 810
Consultants, contractors           57 163    24 895    26 447         112 500    110 890      137 750    85 371      93 504
and special services
Inventory                          48 514     5 876     8 378          20 142     18 272       49 027    25 609      28 271
Maintenance repair and              6 293     1 012     3 014          11 977      8 985       17 512    17 527      19 655
running cost
Operating leases                   15 280    19 270    29 269          21 922     20 287       48 176    49 444      54 076
Travel and subsistence             20 468    21 490    26 775         109 193    105 389      178 310   134 060     162 641
Equipment < R5000                     576     1 557     3 234          19 562     15 663       15 810    14 942      16 356
Interest and rent on land              --        --         1              --         --           --        --          --
Financial transactions in           2 397     2 199        --              --         --           --        --          --
assets and liabilities
TRANSFERS AND                         928       755       868           1 260      1 217          812       526         639
SUBSIDIES
Provinces and                         647       526       642             956      1 009          356        --          --
municipalities
Non-profit institutions                --        --        --              --         70           --        --          --
Households                            281       229       226             304        138          456       526         639
PAYMENTS FOR CAPITAL               18 863    14 023    13 917          37 255     36 573       42 017    30 042      35 665
ASSETS
Machinery and                      16 793    14 023    13 037          37 003     36 363       30 006    17 014      21 038
equipment
Software and other                  2 070        --       880             252        210       12 011    13 028      14 627
intangible assets
---------------------------------------------------------------------------------------------------------------------------
TOTAL                             376 310   300 266   371 234         741 357    711 462    1 074 483   930 189   1 084 996
===========================================================================================================================

EXPENDITURE TRENDS

The department is involved in conducting large-scale surveys, which account for most of the overall spending. In 2002/03 and 2003/04, spending was R376,3 million and R300,3 million respectively. The decrease in 2003/04 arises from a decline in spending on the 2001 census. The 44,4 per cent increase in 2004/05 in the Population and Social Statistics programme represents increased coverage for the labour force survey as well as for producing official statistics on mortality, marriages, divorces, live births, tourism and migration. The
Statistical Support and Informatics programme increased its spending from
2003/04 to 2004/05 by 21,9 per cent. Expenditure was for new ICT infrastructure for data storage and backup, for updating the sample

                                                                             245

2006 Estimates of National Expenditure

frame for collecting economic statistics and for the spatial framework. Total spending grew at an average annual rate of 25,4 per cent between 2002/03 and
2005/06.

Total expenditure in 2005/06 increases by a substantial 99,7 per cent from the previous year. This is because of extra funds provided in the Economic
Statistics programme for the income and expenditure survey and allocations for the community survey in the Population and Social Statistics programme.

Spending increases rapidly over the 2006 MTEF at an average of 13,5 per cent.
The substantial increase between 2005/06 and 2006/07 represents additions to the baseline of R168 million, R123 million and R106 million, for the income and expenditure, community, and labour force surveys, respectively. There is also an allocation of R126 million in 2008/09 for the 2011 census.

DEPARTMENTAL RECEIPTS

A large portion of revenue received by Stats SA comes from the sale of publications, which accounted for approximately 61 per cent of total revenue in
2003/04. Most publications sold in 2003/04 were related to the results of the
2001 census. Revenue then decreased in 2004/05, with the sale of publications accounting for 75 per cent of revenue. Looking ahead, revenue is projected at
R5,6 million by the end of 2005/06. This is due to the reimbursements from the national departments of health and agriculture for surveys outsourced by Stats
SA. Revenue stabilises again over the medium term, as provision is made for revenue generated from the sale of publications.

TABLE 13.2 DEPARTMENTAL RECEIPTS

                                                                      ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                                   ---------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06    2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                1 287     2 636     1 227           5 595      1 350     1 430     1 516
Sales of goods and services            135     1 606       915             511        970     1 028     1 090
produced by department
Sales of scrap waste and other           9         3        --              --         18        19        21
used current goods
Interest dividends and rent on         114       113        49             146         83        87        92
land
Sales of capital assets                 --        99        --              --         --        --        --
Financial transactions in assets     1 029       815       263           4 938        279       296       313
and liabilities
--------------------------------------------------------------------------------------------------------------
TOTAL                                1 287     2 636     1 227           5 595      1 350     1 430     1 516
==============================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services, including the statistician-general and deputy directors-general.

Apart from the Management subprogramme, there are two subprogrammes:

o    Corporate Services includes finance and procurement, human resources management, human capacity development, facilities management, security and logistics.

o    Property Management includes funding for accommodation.

                                                Vote 13: Statistics South Africa

EXPENDITURE ESTIMATES

TABLE 13.3 ADMINISTRATION

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Management                        14 255    13 647    17 661          24 517       24 681    29 191    35 684
Corporate Services                49 197    49 719    54 949          67 023       82 822    94 221   106 187
Property Management               17 070    19 331    22 117          23 933       45 241    46 011    50 005
---------------------------------------------------------------------------------------------------------------
TOTAL                             80 522    82 697    94 727         115 473      152 744   169 423   191 876
===============================================================================================================
Change to 2005 Budget estimate                                      (30 491)        1 521     6 762    20 106
---------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  79 488    80 181    92 773         106 919      141 451   160 118   180 032
Compensation of employees         26 048    34 312    41 094          52 849       65 803    74 850    85 341
Goods and services                53 440    45 869    51 678          54 070       75 648    85 268    94 691
of which:
Communication                      6 440     4 286     3 952           5 119        3 295     3 981     4 679
Computer Services                  3 715     3 320     2 072           1 114        3 082     5 540     5 959
Consultants contractors and        6 939     5 240     4 436           6 549        4 411     5 430     7 045
special services
Inventory                          1 994     1 137     2 171           3 163        3 439     4 209     4 587
Maintenance repair and running     1 518       487     1 781           1 204        2 783     3 894     4 404
cost
Operating leases                  15 280    17 548    21 566          21 914       44 876    45 644    49 776
Travel and subsistence             4 330     3 342     4 285           6 257        4 195     5 029     6 329
Equipment < R5000                     --       450       800           3 832        4 100     4 800     5 600
Interest and rent on land             --       --          1              --           --        --        --
TRANSFERS AND SUBSIDIES               82       229       148             197           77        34        36
Provinces and municipalities          80       107       125             197           49        --        --
Households                             2       122        23              --           28        34        36
PAYMENTS FOR CAPITAL ASSETS          952     2 287     1 806           8 357       11 216     9 271    11 808
Machinery and equipment              952     2 287     1 796           8 294        7 934     6 298     7 657
Software and other intangible         --        --        10              63        3 282     2 973     4 151
assets
---------------------------------------------------------------------------------------------------------------
TOTAL                             80 522    82 697    94 727         115 473      152 744   169 423   191 876
===============================================================================================================

EXPENDITURE TRENDS

Expenditure between 2002/03 and 2005/06 averaged R93,4 million a year. Funds were provided to increase support for deputy directors-general as well as for the statistician-general, which resulted in an average annual growth rate of
12,8 per cent between 2002/03 and 2005/06. The allocation for 2005/06 increases by 21,9 per cent from 2004/05 for filling key vacant posts.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The department of
Statistics South Africa received the following amounts: R25,7 million in
2006/07, R27,8 million in 2007/08 and R30 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: ECONOMIC STATISTICS

The Economic Statistics programme aims to produce economic statistics to meet user requirements.

                                                                             247

2006 Estimates of National Expenditure

Apart from the Management subprogramme, there are three subprogrammes:

o    Industry and Trade Statistics provides information on turnover and volumes in various economic sectors.

o    Employment and Price Statistics provides information on employment in the formal nonagricultural sectors, and on price indices such as the consumer and producer price indices.

o    Financial Statistics tracks public sector spending and the financial performance of private sector organisations.

EXPENDITURE ESTIMATES

TABLE 13.4 ECONOMIC STATISTICS

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Management                                  --        --        --           1 729        1 821     1 912     2 003
Industry and Trade Statistics            8 942    15 258    16 732          22 751       31 959    47 276    49 545
Employment and Price Statistics         10 846    20 358    23 565         118 045      114 476    75 539   170 243
Financial Statistics                     8 446     9 280    11 676          19 216       23 834    26 177    27 465
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   28 234    44 896    51 973         161 741      172 090   150 904   249 256
=====================================================================================================================
Change to 2005 Budget estimate                                              35 371       55 977   (2 118)    87 665
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        28 150    42 019    50 613         153 045      165 445   144 691   240 596
Compensation of employees               25 488    32 069    39 391          92 174       98 357   103 168   158 326
Goods and services                       2 662     9 950    11 222          60 871       67 088    41 523    82 270
of which:
Communication                              631     2 606     3 396           8 504        8 116     5 831     8 181
Computer Services                           --     3 374       324             237        2 560     1 800     3 908
Consultants contractors and special         20     1 069     1 448           6 228       12 913     8 851    11 382
services
Inventory                                1 461       884     1 387           6 942        9 800     6 400     7 784
Travel and subsistence                     501     1 047     2 793          26 671       18 316     8 381    28 884
TRANSFERS AND SUBSIDIES                     84       104       123             579          424       402       500
Provinces and municipalities                80       101       123             278           74        --        --
Households                                   4         3        --             301          350       402       500
PAYMENTS FOR CAPITAL ASSETS                 --     2 773     1 237           8 117        6 221     5 811     8 160
Machinery and equipment                     --     2 773     1 223           8 117        6 221     5 811     8 160
Software and other intangible assets        --        --        14              --           --        --        --
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   28 234    44 896    51 973         161 741      172 090   150 904   249 256
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure averaged R71,7 million a year between 2002/03 and 2005/06, growing at an average annual rate of 78,9 per cent.

The allocation for the Employment and Price Statistics subprogramme increased substantially to R118 million in 2005/06 to provide for the direct collection method for compiling the consumer price index (CPIX). (Stats SA currently uses the postage method.) An additional R48 million has been provided in 2006/07 for the income and expenditure survey, while R30 million has been allocated for collecting labour force statistics.

The allocation for the income and expenditure survey decreases to R5 million in
2007/08, increasing to R88 million in 2008/09 when the coverage of the survey is expanded. The allocation for the labour statistics survey increases to R40 million in 2007/08 and R60 million in 2008/09,

                                                Vote 13: Statistics South Africa

including amounts to increase the skills and capacity to conduct these surveys.
These additional amounts result in a growth rate of 15,5 per cent over the medium term.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Stats SA produced industry and trade, employment, price and financial statistics.

Monthly statistical releases were published on seven industries. Quarterly releases were published on the use of production capacity by large manufacturing enterprises and on short-stay accommodation. Annual releases were published on short-stay accommodation. All of these are in line with set targets.

The rollout of the CPIX direct price collection methodology was completed in the nine provinces and the larger metros. The CPIX and producer price index were released every month within a month after the reference month. An income and expenditure survey started in September 2005 and will continue for a year.

Quarterly releases were published on the financials of various sectors of the private sector. Quarterly Regional Services Council levies and quarterly financial statistics of municipalities were published.

SELECTED MEDIUM-TERM OUTPUT TARGETS

ECONOMIC STATISTICS

MEASURABLE OBJECTIVE: Inform economic decision-making by providing accurate, relevant and timely economic statistical information through the application of internationally acclaimed practices.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME           OUTPUT                                    MEASURE/INDICATOR                        TARGET
------------------------------------------------------------------------------------------------------------------------------------

Industry and Trade     Statistical information in the primary,   Number of economic sectors reported on   7 economic sectors
Statistics             secondary, tertiary, services and         Frequency of reports                     Monthly, quarterly, annual
                       transport sectors of the economy                                                   and periodic reports
------------------------------------------------------------------------------------------------------------------------------------
Employment and Price   Statistical information on employment     Number of industries on which labour     8 industries
Statistics             and earnings                              market trends are reported

                                                                 Frequency of reports                     Quarterly reports

                       Statistical information on price          CPIX collection methodology in line      100% rollout of CPIX
                       changes                                   with international best practice         direct price collection
                                                                                                          methodology

                                                                 Number of commodities' price movements   1 500 consumer products
                                                                 collected                                1 700 producer products

                                                                 Frequency of reports                     Monthly reports

                                                                 Conduct income and expenditure survey    September 2006
------------------------------------------------------------------------------------------------------------------------------------
Financial Statistics   Financial information on mining,          Number of economic sectors reported on   8 economic sectors
                       manufacturing, trade, electricity,
                       construction, transport, services and     Frequency of reports                     Quarterly and annual
                       government                                                                         reports
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: POPULATION AND SOCIAL STATISTICS

The Population and Social Statistics programme aims to produce population and social statistics to meet user needs by conducting a 10-yearly population census, providing health and vital statistics, and conducting social surveys.

Apart from the Management subprogramme, there are three subprogrammes:

o    Population Census and Statistics plans, co-ordinates and monitors all aspects of the population count in terms of the methodology, the content, the logistics of the fieldwork and administration. It also produces reports on a wide range of population and demographic themes.

                                                                             249

2006 Estimates of National Expenditure

o    Health and Vital Statistics publishes statistics on births, deaths, marriages, divorces, tourism, and migration, all based on administrative records.

o    Social Statistics does detailed investigations of the labour market and the living conditions of the population.

EXPENDITURE ESTIMATES

TABLE 13.5 POPULATION AND SOCIAL STATISTICS

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Management                                 969     1 138       924           1 683        1 821     1 912     2 003
Population Census and Statistics       149 024    24 472    17 041         211 888      466 525   248 965   261 133
Health and Vital Statistics             10 297     5 903    27 499           8 791        8 568    10 495    11 357
Social Statistics                       25 072    28 405    41 031          55 734       69 173   106 016   107 039
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  185 362    59 918    86 495         278 096      546 087   367 388   381 532
=====================================================================================================================
Change to 2005 Budget estimate                                              10 145      106 348   104 507   103 930
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                       179 260    59 225    85 648         266 713      524 185   355 185   368 790
Compensation of employees               55 066    20 357    29 619          68 445      169 865   123 546   127 966
Goods and services                     121 797    36 669    56 029         198 268      354 320   231 639   240 824
of which:
Communication                            2 137     1 473     1 545           5 788       10 755     6 688     7 089
Consultants contractors and special     47 421    14 799    18 527          93 225      113 629    64 277    67 855
services
Inventory                               43 451     2 391     2 526           7 048       32 162    11 059    11 723
Maintenance repair and running cost      4 362       330       650           9 061       10 604    11 240    11 914
Travel and subsistence                  12 846    11 402    15 643          70 425      139 510   102 389   108 072
Personnel agency fees                       --        --     8 834              86        9 364     9 926    10 521
Financial transactions in assets and     2 397     2 199        --              --           --        --        --
liabilities
TRANSFERS AND SUBSIDIES                    338       120       152             205          135        10        11
Provinces and municipalities               331       112       144             205          127        --        --
Households                                   7         8         8              --            8        10        11
PAYMENTS FOR CAPITAL ASSETS              5 764       573       695          11 178       21 767    12 193    12 731
Machinery and equipment                  3 694       573       688          11 178       13 167     2 293     2 431
Software and other intangible assets     2 070        --         7              --        8 600     9 900    10 300
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  185 362    59 918    86 495         278 096      546 087   367 388   381 532
=====================================================================================================================

EXPENDITURE TRENDS

Spending on this programme is very erratic, because not all surveys are done annually. This explains the fall in expenditure up to 2003/04 when census data processing was completed and results disseminated. Spending increases from
2005/06 and over the medium term expenditure framework (MTEF), as expenditure begins on the community survey project and planning starts for the 2011 census.

The 2005/06 budget for the Population Census and Statistics subprogramme increased substantially to R211,9 million, of which R191 million is for the community survey and R21 million for permanent personnel for the 2011 census. A comprehensive research programme to support the development of population census methodologies and content has also been developed.

                                                Vote 13: Statistics South Africa

The total earmarked for the community survey is R370,5 million in 2006/07 and
R101,8 million in 2007/08. Funds have been included in the 2006 Budget to research appropriate methods for collecting information on poverty and new methodologies for re-engineering the labour force survey.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Stats SA is in the process of planning the new community survey to be conducted in February 2007. Final agreement was reached with the Statistics Council on the sample approach and design for the community survey. The process is running slightly behind target due to decisions on the enumerator areas.

On target were:

o    an annual release on 2003 marriages and divorces

o    monthly releases on tourism and migration

o    the labour force survey results

o    the historical series of revised estimates

o    a new survey on employers and the self employed.

SELECTED MEDIUM-TERM OUTPUT TARGETS

POPULATION AND SOCIAL STATISTICS

MEASURABLE OBJECTIVE: Inform policy and planning processes by providing relevant and accurate population and social statistics using ethical and internationally acclaimed methodologies.

---------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                       OUTPUT                            MEASURE/INDICATOR                  TARGET
---------------------------------------------------------------------------------------------------------------------------------

Population Census and Statistics   Comprehensive demographic         Pilot community survey conducted   February 2006
                                   information on population
                                   dynamics at all levels of         Community survey conducted         February 2007
                                   society to inform social and
                                   economic development              Census 2011 strategy finalised     December 2006

                                                                     Methodologies and policies         March 2007
                                                                     developed

                                                                     Monitoring and evaluation          March 2007
                                                                     framework developed

                                                                     Research conducted on mortality    March 2007
                                                                     and disability

                                                                     Percentage completion of           33% completed
                                                                     allocation of addresses and
                                                                     standardised formats for
                                                                     physical addresses
---------------------------------------------------------------------------------------------------------------------------------
Health and Vital Statistics        Statistical information to        Number of releases and reports     12 monthly and 5 annual
                                   reflect changing profile of the   produced                           series produced
                                   population in relation to
                                   births, deaths, marriages and
                                   divorces, tourism and migration
---------------------------------------------------------------------------------------------------------------------------------
Social Statistics                  Statistical information on the    Number of reports produced         1 annual report
                                   living conditions of South
                                   Africans

                                   Statistical information on        Number of releases produced        1 6-monthly release and
                                   labour market dynamics                                               1 annual release

                                                                     Labour force survey re-            1 report on pilot
                                                                     engineered                         1 report on questionnaire
                                                                                                        design

                                   Statistical information on the    Survey conducted                   October 2006
                                   tourism sector

                                   Statistical information on        Report on research and             1 report by March 2007
                                   poverty                           stakeholder consultations
---------------------------------------------------------------------------------------------------------------------------------

                                                                             251

2006 Estimates of National Expenditure

PROGRAMME 4: QUALITY AND INTEGRATION

The Quality and Integration programme aims to improve the integration, quality and use of official statistics.

Apart from the Management subprogramme, there are four subprogrammes:

o    Quality and Methodology provides technical expertise for producing official statistics.

o    Integrative Analysis compiles thematic reports based on data sourced throughout the statistics system, and estimates mid-year population projections.

o    National Accounts produces the GDP and other integrative statistical products.

o    National Statistics System is responsible for co-ordinating statistics throughout government.

EXPENDITURE ESTIMATES

TABLE 13.6 QUALITY AND INTEGRATION

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Management                                 764       928       972           1 729        1 821     1 912     2 003
Quality and Methodology                  2 809     5 468     7 994          12 112       17 648    23 857    28 081
Integrative Analysis                     3 474     5 134     5 729           6 879       10 394    12 549    13 152
National Accounts                        4 091     5 228     6 235           7 505       10 407    12 284    12 403
National Statistics System               2 395     3 431     4 294           5 529        7 109    11 734    13 285
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   13 533    20 189    25 224          33 754       47 379    62 336    68 924
=====================================================================================================================
Change to 2005 Budget estimate                                             (4 571)      (9 005)   (9 203)   (6 621)
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        13 491    18 946    24 248          32 745       46 432    61 272    67 764
Compensation of employees               12 768    16 477    20 773          24 164       33 235    41 105    44 571
Goods and services                         723     2 469     3 475           8 581       13 197    20 167    23 193
of which:
Communication                              216       647       726           1 021        1 047     1 110     1 177
Computer Services                           --        22        11             221          234     1 248     1 323
Consultants contractors and special         68       545       644           2 852        2 864     3 036     3 218
services
Inventory                                  146       293       252             934          967     1 025     1 086
Travel and subsistence                     161       429       709           1 225        4 337     5 157     5 466
TRANSFERS AND SUBSIDIES                     42       101        64              73           49        28        32
Provinces and municipalities                39        49        64              73           25        --        --
Households                                   3        52        --              --           24        28        32
PAYMENTS FOR CAPITAL ASSETS                 --     1 142       912             936          898     1 036     1 128
Machinery and equipment                     --     1 142       684             910          864       980     1 060
Software and other intangible assets        --        --       228              26           34        56        68
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   13 533    20 189    25 224          33 754       47 379    62 336    68 924
=====================================================================================================================

EXPENDITURE TRENDS

Initial funding for this programme was low, with an average annual allocation of
R23,2 million between 2002/03 and 2005/06, although expenditure growth has been substantial, at an average annual rate of 35,6 per cent.

The growth rate slows down to 26,9 per cent over the MTEF, reaching a total expenditure of R68,9 million. Spending on the Quality and Methodology subprogramme increases by 45,7 per cent from 2005/06 to 2006/07. The increase is associated with improving standards and methodology for producing official statistics. Spending on this subprogramme is then maintained

                                                Vote 13: Statistics South Africa

at an average of R20,4 million a year over the 2006 MTEF. The National Accounts subprogramme also increases substantially in 2006/07 to provide for periodic reporting on 95 economic sectors.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Stats SA is now in a position to annually draw new samples for all economic series in August. As part of the organisation's quality management approach, the first standard operating procedure policy document was introduced to standardise the sign-off of statistical releases in Stats SA.

The national accounts estimates for South Africa have been benchmarked, and the real estimates were re-based to the 2000 reference year in line with international best practice. Strategic partnerships in the national statistics system were set up and service level agreements signed with four departments.

SELECTED MEDIUM-TERM OUTPUT TARGETS

QUALITY AND INTEGRATION

MEASURABLE OBJECTIVE: Provide integrated social, economic and demographic information, according to acclaimed best practice, to improve the quality and use of national statistics.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                             MEASURE/INDICATOR                  TARGET
------------------------------------------------------------------------------------------------------------------------------------

Quality and Methodology      Statistical quality and            Percentage of surveys whose        All surveys on economic series
                             methodology support services       statistical methodology complies   comply and
                             to all producers of                with international standards
                             statistics                                                            85% of surveys on population and
                                                                                                   social series comply
------------------------------------------------------------------------------------------------------------------------------------
Integrative Analysis         Thematic reports on South          Number of reports produced         2 reports on aspects of South
                             Africa's demography and society                                       Africa's demography

                                                                                                   2 reports on the development
                                                                                                   profile of localities by
                                                                                                   September 2006
------------------------------------------------------------------------------------------------------------------------------------
National Accounts            Information about the level of     Frequency and number of sectors    Quarterly, annual and periodic
                             economic activity                  reported on                        information on the performance
                                                                                                   of 34 sectors
------------------------------------------------------------------------------------------------------------------------------------
National Statistics System   Statistical advocacy and           Number of memoranda of             4 MoUs
                             partnerships within the national   understanding (MoU) signed with
                             statistics system                  partners

                                                                Number of departments in which     3 departments
                                                                statistical capacity audits have
                                                                been conducted

                                                                Number of departments in which     5 departments
                                                                registers and administrative
                                                                records have been reviewed

                                                                Draft statistical master plan      March 2007
                                                                compiled

                                                                Standards developed                Certification framework finalised
                                                                                                   Draft compendium of definitions
                                                                                                   compiled

                             Compendium of indicators           Compendium of indicators           1st draft by July 2006
                                                                developed for Forum of South
                                                                African Directors-General
                                                                clusters
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: STATISTICAL SUPPORT AND INFORMATICS

The Statistical Support and Informatics programme aims to optimise the use of technology in the production and use of official statistics, to promote and provide better access to official statistics, and to develop provincial capacity to support the production and use of official statistics.

                                                                             253

2006 Estimates of National Expenditure

Apart from the Management subprogramme, there are six subprogrammes:

o    Geography provides geographical information and a mapping service to the department and other national statistics system partners.

o    System of Registers maintains the business-sampling frame.

o    Statistical Information Services promotes and distributes statistical information to users at national, provincial and local level.

o    Provincial Co-ordination provides a fieldwork service for surveys and disseminates information to users at provincial and local levels.

o    Statistical Data Management supports data governance across statistical series and develops the statistical data warehouse.

o    Programme Office co-ordinates and monitors all programmes, projects and operations across the organisation.

EXPENDITURE ESTIMATES

TABLE 13.7 STATISTICAL SUPPORT AND INFORMATICS

SUBPROGRAMME                                                          ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

Management                              --       171     1 077           1 672        1 821     1 912     2 003
Geography                           11 206     8 282     9 723           9 357       13 969    14 401    15 117
System of Registers                  4 927     6 570    10 911          11 897       14 363    24 921    26 117
Statistical Information Services     7 608    10 833    13 347          14 931       17 167    18 025    18 907
Provincial Co-ordination            25 978    37 885    41 303          56 599       61 431    72 192    82 248
Statistical Data Management         17 529    26 492    34 113          50 131       40 624    38 891    38 750
Programme Office                     1 411     2 333     2 341           7 706        6 808     9 796    10 266
-----------------------------------------------------------------------------------------------------------------
TOTAL                               68 659    92 566   112 815         152 293      156 183   180 138   193 408
=================================================================================================================
Change to 2005 Budget estimate                                          39 646       38 875    50 875    56 906
-----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                    56 130    85 117   103 167         143 420      154 141   178 355   191 510
Compensation of employees           38 412    51 496    64 173          80 646      108 151   127 328   137 400
Goods and services                  17 718    33 621    38 994          62 774       45 990    51 027    54 110
of which:
Communication                        1 520     5 583     5 643           6 406        2 886     3 162     3 352
Computer Services                    8 158    15 049    18 500          33 711       19 609    20 785    22 033
Consultants contractors and          2 715     3 242     1 392           3 646        3 933     3 777     4 004
special services
Inventory                            1 462     1 171     2 042           2 055        2 659     2 916     3 091
Travel and subsistence               2 630     5 270     3 345           4 615       11 952    13 104    13 890
TRANSFERS AND SUBSIDIES                382       201       381             206          127        52        60
Provinces and municipalities           117       157       186             203           81        --        --
Households                             265        44       195               3           46        52        60
PAYMENTS FOR CAPITAL ASSETS         12 147     7 248     9 267           8 667        1 915     1 731     1 838
Machinery and equipment             12 147     7 248     8 646           8 504        1 820     1 632     1 730
Software and other intangible           --        --       621             163           95        99       108
assets
-----------------------------------------------------------------------------------------------------------------
TOTAL                               68 659    92 566   112 815         152 293      156 183   180 138   193 408
=================================================================================================================

EXPENDITURE TRENDS

Average annual spending between 2002/03 and 2005/06 was R106,6 million, representing an average annual rate of 30,4 per cent. The substantial increase in 2005/06 includes amounts for establishing a data warehouse under the
Statistical Data Management subprogramme as well as for

                                                Vote 13: Statistics South Africa

providing infrastructure for the current regional offices under the Provincial
Co-ordination subprogramme.

Spending is then maintained at an average of R170,5 million between 2005/06 and
2008/09, with an average growth rate of 8,3 per cent. Funds have been provided for the allocation of physical addresses to provide a unified spatial framework for demarcating enumerator areas for the population census in 2011.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Collaboration between the departments of labour, trade and industry, the South
African Revenue Service and Stats SA continues to improve the integration of information used for the business register.

Stats SA has linked to the latest municipal and ward boundaries and this information is now reflected in the spatial framework. Stats SA is leading a team of intergovernmental role-players in the national address project. Concepts and definitions for allocating addresses have been compiled.

There have been 10 per cent more visitors to Stats SA's website per month.

SELECTED MEDIUM-TERM OUTPUT TARGETS

STATISTICAL SUPPORT AND INFORMATICS

MEASURABLE OBJECTIVE: Improve service delivery and increase accessibility through supporting the entire statistical production cycle with best practice information management infrastructure

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME               OUTPUT                               MEASURE/INDICATOR                        TARGET
------------------------------------------------------------------------------------------------------------------------------------

Geography                  Updated spatial framework and        Percentage progress in imagery           25% progress
                           database
                                                                Percentage progress in links with        100% progress
                                                                boundaries

                                                                Percentage progress in place names       25% progress
------------------------------------------------------------------------------------------------------------------------------------
System of Registers        Sample frame for the collection of   Percentage coverage and completeness     100% coverage of income tax
                           economic statistics                  of the business register                 registered businesses

                                                                                                         85% correctly classified
                                                                                                         businesses
------------------------------------------------------------------------------------------------------------------------------------
Statistical Information    Accessibility of Stats SA's          Number of documents downloaded           850 000 documents
Services                   statistics
                                                                Percentage increase in customer          2% increase
                                                                satisfaction index
------------------------------------------------------------------------------------------------------------------------------------
Provincial Co-ordination   Fieldwork capacity within Stats SA   Number of completed questionnaires for   130 000 questionnaires
                           for surveys and censuses;            all household-based surveys              Youth profiles compiled per
                           statistical information solutions                                             province
                           to provincial and local
                           stakeholders; and statistical        Percentage implementation of regional    80% implementation
                           geographical information services    offices
                           to all provincial stakeholders
------------------------------------------------------------------------------------------------------------------------------------
Statistical Data           A statistical data warehouse with    Percentage of products produced with     60% products produced with
Management                 standardised metadata                standardised metadata which is in the    metadata
                                                                metadata repository

                                                                Percentage rollout of data management    20% rollout
                                                                facility
------------------------------------------------------------------------------------------------------------------------------------
Programme Office           Project management approach          Number of priority projects supported    6 projects
                           implemented in accordance with
                           project management framework

                           Management information system        Number of components developed,          10 components
                                                                improved and implemented
------------------------------------------------------------------------------------------------------------------------------------

                                                                             255

2006 Estimates of National Expenditure

ANNEXURE

VOTE 13: STATISTICS SOUTH AFRICA

Table 13.A: Summary of expenditure trends and estimates per programme and economic classification

Table 13.B: Summary of personnel numbers and compensation of employees

Table 13.C: Summary of expenditure on training

Table 13.D: Summary of official development assistance expenditure

                                                Vote 13: Statistics South Africa

TABLE 13.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

PROGRAMME                                 APPROPRIATION     AUDITED                   APPROPRIATION               REVISED
                                         MAIN   ADJUSTED    OUTCOME        MAIN         ADDITIONAL    ADJUSTED   ESTIMATE
                                       -----------------------------------------------------------------------------------
R thousand                                   2004/05        2004/05                       2005/06                 2005/06
--------------------------------------------------------------------------------------------------------------------------

1. Administration                       92 076    122 251    94 727          92 201          23 272    115 473    123 068
2. Economic Statistics                 107 903    102 357    51 973         128 099          33 642    161 741    141 969
3. Population and Social               139 371    141 782    86 495         269 634           8 462    278 096    248 645
   Statistics
4. Quality and Integration              33 986     32 475    25 224          40 054         (6 300)     33 754     34 571
5. Statistical Support and             130 546    123 442   112 815         161 269         (8 976)    152 293    163 209
   Informatics
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                  503 882    522 307   371 234         691 257          50 100    741 357    711 462
==========================================================================================================================

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                       477 881    487 482   356 449         664 092          38 750    702 842    673 672
Compensation of employees              240 661    240 589   195 050         311 754           6 524    318 278    313 485
Goods and services                     237 220    246 893   161 398         352 338          32 226    384 564    360 187
Interest and rent on land                   --         --         1              --              --         --         --
TRANSFERS AND SUBSIDIES                    720        784       868             935             325      1 260      1 217
Provinces and municipalities               720        710       642             935              21        956      1 009
Non-profit institutions                     --         --        --              --              --         --         70
Households                                  --         74       226              --             304        304        138
PAYMENTS FOR CAPITAL ASSETS             25 281     34 041    13 917          26 230          11 025     37 255     36 573
Buildings and other fixed                   24         --        --              --              --         --         --
structures
Machinery and equipment                 23 492     29 857    13 037          23 420          13 583     37 003     36 363
Software and intangible assets           1 765      4 184       880           2 810         (2 558)        252        210
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                  503 882    522 307   371 234         691 257          50 100    741 357    711 462
==========================================================================================================================

TABLE 13.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                           ADJUSTED
                                             AUDITED OUTCOME          APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                       --------------------------------------------------------------------------------
                                       2002/03    2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)              157 782    154 711   195 050         318 278      473 411   466 997   549 604
Unit cost (R thousand)                     185        136       192             229          249       252       285
Compensation as % of total              100.0%     100.0%    100.0%          100.0%        99.6%     99.4%     99.3%
Personnel numbers (head count)             851      1 140     1 014           1 389        1 900     1 850     1 930
C. INTERNS
Compensation of interns (R thousand)        --         --        --              --        2 000     3 000     4 000
Unit cost (R thousand)                                                                        67        79        83
Number of interns                           --         --        --              --           30        38        48
-----------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)              157 782    154 711   195 050         318 278      475 411   469 997   553 604
UNIT COST (R THOUSAND)                     185        136       192             229          246       249       280
PERSONNEL NUMBERS (HEAD COUNT)             851      1 140     1 014           1 389        1 930     1 888     1 978
-----------------------------------------------------------------------------------------------------------------------

                                                                             257

2006 Estimates of National Expenditure

TABLE 13.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)           1 648     1 621       937           1 070       10 051    10 292    10 910
Number of employees trained          286     1 218     1 173           1 257        1 110     1 174     1 217
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)           1 886     1 745     2 005           2 132        2 239     2 351     2 468
Number of employees                  126       152       210             210          219       229       238
(head count)
----------------------------------------------------------------------------------------------------------------
TOTAL                              3 534     3 366     2 942           3 202       12 290    12 643    13 378
NUMBER OF EMPLOYEES                  412     1 370     1 383           1 467        1 329     1 403     1 455
================================================================================================================

TABLE 13.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR           PROJECT          CASH/                                  ADJUSTED
                                 KIND        AUDITED OUTCOME       APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ---------------------------------------------------------------------------
R thousand                              2002/03  2003/04  2004/05        2005/06      2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------------

FOREIGN
Switzerland     Local            Cash     2 569       --       --             --           --        --        --
                Government
                Capacity
                Building
Switzerland     Local            Cash       446    1 200    1 714             --           --        --        --
                Government
                Non-financial
                Census
Norway          Time Series and  Cash     2 938       --       --             --           --        --        --
                Gender Studies
SIDA            Institutional    Cash       199       --       --             --           --        --        --
                Co-operation
Paris21         Conference       Cash       138       --       --             --           --        --        --
SADC            Tourism          Cash         3       --       --             --           --        --        --
                satellite
                account
Sweden          Improving the    Cash        --       --    2 000          2 000        2 000        --        --
                capacity and
                competence of
                Stats SA
United Kingdom  Improving the    Cash        --       --    2 000          2 000        2 000        --        --
                capacity and
                competence of
                Stats SA
Canada          Improving the    Cash        --       --    2 000          2 000        2 000        --        --
                capacity and
                competence of
                Stats SA
-------------------------------------------------------------------------------------------------------------------
TOTAL                                     6 293    1 200    7 714          6 000        6 000        --        --
===================================================================================================================

                                                                         VOTE 14

ARTS AND CULTURE

                                       2006/07          2007/08     2008/09
R THOUSAND                       TO BE APPROPRIATED
---------------------------------------------------------------------------
MTEF ALLOCATIONS                      1 318 476       1 534 019   1 975 924
   OF WHICH:
   Current payments                     232 999         241 928     256 545
   Transfers and subsidies            1 080 681       1 286 949   1 713 970
   Payments for capital assets            4 796           5 142       5 409
---------------------------------------------------------------------------
STATUTORY AMOUNTS                            --              --          --
---------------------------------------------------------------------------
Executive authority              Minister of Arts and Culture
Accounting officer               Director-General of Arts and Culture
---------------------------------------------------------------------------

AIM

The aim of the Department of Arts and Culture is to develop and preserve South
African culture to ensure social cohesion and nation building.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Conduct the overall management of the department, and provide centralised support services.

PROGRAMME 2: ARTS AND CULTURE IN SOCIETY

Develop and promote arts and culture in South Africa, and mainstream its role in social development.

PROGRAMME 3: NATIONAL LANGUAGE SERVICE

Develop and promote the official languages of South Africa and enhance the linguistic diversity of the country.

PROGRAMME 4: CULTURAL DEVELOPMENT AND INTERNATIONAL CO-OPERATION

Improve economic and other development opportunities for South African arts and culture, nationally and globally, through mutually beneficial partnerships, thereby ensuring the sustainability of the sector.

PROGRAMME 5: HERITAGE PROMOTION

Develop and monitor the implementation of policy, legislation and strategic direction for identifying, conserving and promoting cultural heritage.

PROGRAMME 6: NATIONAL ARCHIVES, RECORDS, META-INFORMATION AND HERALDIC SERVICES

Guide, sustain and develop the archival, heraldic and information resources of
South Africa to empower citizens through full and open access to these resources.

                                                                             261

2006 Estimates of National Expenditure

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03-2008/09

Since 2002, the Department of Arts and Culture has been responsible for transforming South Africa's arts, culture and heritage landscape. Currently, the department's key objective is to increase and redirect the arts and culture budget to serve South Africa's wide artistic and cultural needs. The department will also allocate resources to arts institutions to encourage broad-based participation in arts and culture.

Promoting arts and culture for social cohesion

The department will continue to support initiatives for social cohesion while contributing to other government objectives such as poverty alleviation and job creation. Through its strategy for broader participation, the department will continue to focus on inclusion and integration, especially through supporting programmes for disabled people, youth, women and children.

Promoting linguistic diversity

In collaboration with the Government Communication and Information System, the
department will engage in a nationwide language awareness campaign on the national language policy framework and how stakeholders can best promote it. The
Telephone Interpreting Service of South Africa (TISSA) and the language research and development centres will be pivotal to the framework.

Linguistic diversity is further promoted by the national language service, which translates and edits in all 11 official languages. Making official documents available in the African languages has helped to improve the status of the indigenous languages.

Supporting the cultural industries

Part of the strategy for growing the cultural industries is to maximise the economic potential of the craft, music, film, publishing, design, visual arts, and technical services industries. To this end, the department develops management capacity, engages in advocacy and networking, and sets up public private partnerships and other initiatives that use culture as a tool for urban regeneration.

The department supports sustainable empowerment opportunities such as training and job creation in the arts, culture, heritage and tourism sectors by allocating resources that will ensure a return on investments. In this way it will meet its own objectives and contribute to broader government initiatives.

To improve the impact of arts and culture at the community level, the department is giving technical support to municipalities and developing a monitoring and evaluation framework for projects that have already been implemented. Setting up effective partnerships with the private sector and other strategic partners, such as the Marketing, Advertising, Publishing, Printing and Packaging Sector
Education and Training Authority (MAPPP-SETA), will form the basis of the framework for the second economy.

International partnerships

In line with its policy of developing partnerships with other countries, the department is involved in: cultural agreements with various African countries;
the partnership between India, Africa and Brazil; the Swedish-South African partnership programme; and strategic collaboration with Belgium, Sweden and the
UK.

Transforming the heritage sector

The establishment of the National Heritage Council in 2004 has been a positive development for the heritage sector. As part of its mandate to transform the heritage sector, the department is

                                                       Vote 14: Arts and Culture

involved in a number of national legacy projects: the Khoisan Legacy project in
Northern Cape, the Sarah Bartmann monument and the Luthuli Museum in Eastern
Cape. Through the Transformation Fund, funding has been given to museums to train staff, present education and outreach programmes, and do audience development projects. The department continues to broaden access to institutions by improving museum buildings and infrastructure. It is also concerned with making collections more secure and is carrying out a national audit of all heritage collections to limit criminal activities, including fraudulent international trade.

Archives, heraldry and libraries

The department is responsible for making a range of information accessible to the public through its archives and libraries. It also promotes national reconciliation and social cohesion by transforming and popularising heraldic and other national symbols. The national flag will be the main focus through the
Flag in Every School project in partnership with the Department of Education.
The Bureau of Heraldry will speed up its work to develop and register heraldic representations for local governments.

The department provides archival support for New Partnership for Africa's
Development (Nepad) projects such as the Timbuktu manuscripts project and the
African archives agenda. The library and information sector is realigning its programmes with government objectives, such as improving literacy, and addressing the funding of community libraries and promoting a culture of reading. Funds have been made available in 2006/07 to develop a model for funding community libraries, on the basis of which significant funding will be made available in future years to transform the community library system.

Heritage legislation is currently being reviewed and amended to address legislative and policy challenges facing the heritage sector. The current policy and legislative regime is characterised by duplication and overlaps.

The Cape Town Archives Repository will be transferred to Western Cape in April
2006.

EXPENDITURE ESTIMATES

TABLE 14.1 ARTS AND CULTURE

PROGRAMME                                                    ADJUSTED     REVISED
                               AUDITED OUTCOME          APPROPRIATION    ESTIMATE    MEDIUM-TERM EXPENDITURE ESTIMATE
                         ---------------------------------------------------------------------------------------------
R thousand               2002/03   2003/04     2004/05           2005/06               2006/07     2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------

1.   Administration       44 554    65 932      81 685          85 845      85 845      93 145     100 418     105 957
2.   Arts and Culture    152 615   192 011     232 802         200 680     200 680     227 821     247 369     267 711
     in Society
3.   National             47 710    43 919      69 239          63 257      63 257      91 036      97 601     105 093
     Language
     Service
4.   Cultural             78 501   121 672     140 047         165 995     164 195     183 975     203 013     212 149
     Development and
     International Co-
     operation
5.   Heritage            241 687   440 222     532 286         550 073     548 073     635 225     597 950     831 786
     Promotion
6.   National             44 838    60 301      57 692          67 170      67 170      87 274     287 668     453 228
     Archives,
     Records, Meta-
     Information and
     Heraldic Services
----------------------------------------------------------------------------------------------------------------------
TOTAL                    609 905   924 057   1 113 751       1 133 020   1 129 220   1 318 476   1 534 019   1 975 924
======================================================================================================================
Change to 2005 Budget estimate                                  50 321      46 521      84 114     309 239     687 548
----------------------------------------------------------------------------------------------------------------------

                                                                             263

2006 Estimates of National Expenditure

TABLE 14.1 ARTS AND CULTURE (CONTINUED)

                                                                ADJUSTED    REVISED
                                  AUDITED OUTCOME          APPROPRIATION    ESTIMATE    MEDIUM-TERM EXPENDITURE ESTIMATE
                           ---------------------------------------------------------------------------------------------
R thousand                 2002/03   2003/04     2004/05            2005/06              2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS           102 317   162 404     199 433         195 582     195 582     232 999     241 928     256 545
Compensation of             43 621    56 872      71 952          85 254      85 254     101 981     108 247     113 628
employees
Goods and services          58 696   105 532     127 481         110 328     110 328     131 018     133 681     142 917
of which:
Communication                4 989     6 577       6 173           4 400       4 400       3 708       4 005       4 212
Consultants, contractors     6 963    41 635      49 522          24 208      24 208      38 664      35 513      38 787
and special services
Inventory                      490     3 931       4 838           1 780       1 780         320         336         353
Operating leases            16 317    18 183      21 494          23 123      23 123      25 702      28 536      30 693
Travel and subsistence      16 956    21 993      33 490          44 750      44 750      52 960      56 085      59 097
Municipal services           5 457     5 757       6 044           6 523       6 523       7 642       8 293       8 815
TRANSFERS AND              505 167   752 713     908 489         933 076     929 276   1 080 681   1 286 949   1 713 970
SUBSIDIES
Provinces and                  113       158         230             238         238          77     200 000     360 000
municipalities
Departmental agencies      420 927   628 719     729 032         751 788     749 788     880 204     884 666   1 143 896
and accounts
Households                  84 127   123 836     179 227         181 050     179 250     200 400     202 283     210 074
PAYMENTS FOR CAPITAL         2 421     8 940       5 829           4 362       4 362       4 796       5 142       5 409
ASSETS
Machinery and                2 421     8 940       5 829           4 362       4 362       4 796       5 142       5 409
equipment
------------------------------------------------------------------------------------------------------------------------
TOTAL                      609 905   924 057   1 113 751       1 133 020   1 129 220   1 318 476   1 534 019   1 975 924
========================================================================================================================

EXPENDITURE TRENDS

The department's budget grew at an average annual rate of 22,9 per cent between
2002/03 and 2005/06, mainly due to additional resources for capital projects such as the development of Freedom Park and the upgrading and maintenance of the
Robben Island Museum.

Growth is slightly lower over the 2006 MTEF, at an average rate of 20,4 per cent. The growth over the MTEF is mainly due to additional resources for the development of Freedom Park, an upward adjustment of baseline financial assistance to declared cultural institutions, and the improvement of public and community library services. Transfers to heritage and arts institutions still dominate expenditure on the vote.

The 2006 Budget increased the allocation to the department by R84,1 million in
2006/07, R309,2 million in 2007/08 and R687,5 million in 2008/09. These increases are mainly for:

o    a baseline adjustment to the National Archives for accountability (R10 million in each of the MTEF years)

o    an increase to the baseline of cultural institutions (R30 million in
     2006/07, R60 million in 2007/08 and R80 million in 2008/09)

o    establishing community library services (R5 million in 2006/07 to perform a detailed assessment of the present situation of library services, and implementation costs of R200 million in 2007/08 and R360 million in
     2008/09)

o    a baseline adjustment for the Pan South African Language Board (PanSALB)
     (R8 million in 2006/07, R10 million in 2007/08 and R12 million in 2008/09)

o    extension of the archives building, where special construction methods and equipment are required, especially for the preservation of digital and electronic archives (R50 million in 2008/09 only)

o    increase to the Freedom Park capital project (R144 million in 2008/09 only).

                                                       Vote 14: Arts and Culture

DEPARTMENTAL RECEIPTS

Departmental receipts include mainly miscellaneous items such as debt repayments and revenue generated through service fees charged by the National Archives for copying documents and registering coats of arms. All receipts are deposited into the National Revenue Fund.

TABLE 14.2 DEPARTMENTAL RECEIPTS

                                                                 ADJUSTED
                                    AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                              ---------------------------------------------------------------------------
R thousand                    2002/03   2003/04   2004/05         2005/06    2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS             359     7 946     4 496             483        505       530       558
Sales of goods and services       359     7 946     4 496             483        505       530       558
produced by department
---------------------------------------------------------------------------------------------------------
TOTAL                             359     7 946     4 496             483        505       530       558
=========================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 14.3 ADMINISTRATION

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Minister (1)                          --        --     1 036             836          887       934       980
Deputy Minister (2)                   --        --       643             685          721       759       797
Management                         4 940    13 237    25 503          34 272       36 170    38 240    39 788
Corporate Services                17 840    28 755    26 965          20 406       22 023    23 656    24 884
Property Management               21 774    23 940    27 538          29 646       33 344    36 829    39 508
---------------------------------------------------------------------------------------------------------------
TOTAL                             44 554    65 932    81 685          85 845       93 145   100 418   105 957
===============================================================================================================
Change to 2005 Budget estimate                                        34 146       38 344    42 329    44 852
---------------------------------------------------------------------------------------------------------------

(1)  Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

(2)  Payable as from 1 April 2005. Salary: R 544 123. Car allowance: R 136 030.

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS                  43 646    61 468    78 542          83 436       90 620    97 718   103 117
Compensation of employees         11 488    17 550    26 542          31 080       34 212    35 682    37 536
Goods and services                32 158    43 918    52 000          52 356       56 408    62 036    65 581
of which:
Communication                      1 303     3 011     2 426           2 250        1 075     1 205     1 267
Consultants, contractors and       1 204     8 233     7 607           2 560        2 500     2 700     2 840
special services
Inventory                            257     2 120     2 120             300          320       336       353
Operating leases                  16 317    18 183    21 494          23 123       25 702    28 536    30 693
Travel and subsistence             5 248     3 239    10 744          17 400       18 874    20 810    21 449
Municipal services                 5 457     5 757     6 044           6 523        7 642     8 293     8 815
TRANSFERS AND SUBSIDIES               27        46       148              94           25        --        --
Provinces and municipalities          27        46        82              94           25        --        --
Households                            --        --        66              --           --        --        --
PAYMENTS FOR CAPITAL ASSETS          881     4 418      2995           2 315        2 500     2 700     2 840
Machinery and equipment              881     4 418     2 995           2 315        2 500     2 700     2 840
---------------------------------------------------------------------------------------------------------------
TOTAL                             44 554    65 932    81 685          85 845       93 145   100 418   105 957
===============================================================================================================

                                                                             265

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Spending has increased rapidly from 2002/03 to 2005/06 at an average annual rate of 24,4 per cent, mainly to cater for the newly established separate ministry in
April 2004, increases in travel and subsistence costs and operating leases.

Growth is more moderate over the MTEF, increasing at a rate of 7,3 per cent.
Goods and services dominates expenditure, averaging more than 60 per cent over the medium term.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Arts and Culture received the following amounts: R33,3 million in 2006/07, R36,8 million in 2007/08 and R39,5 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: ARTS AND CULTURE IN SOCIETY

The Arts and Culture in Society programme develops and promotes arts and culture in South Africa and mainstreams its role in social development.

There are two subprogrammes:

o    Promotion of Arts and Culture in South Africa is responsible for developing the literary, visual and performing arts through financial assistance to various performing arts institutions. It also supports social development through moral regeneration activities directed at out-of-school youth and rehabilitating prisoners.

o    National Arts Council supports the various disciplines of arts and culture through grants.

EXPENDITURE ESTIMATES

TABLE 14.4 ARTS AND CULTURE IN SOCIETY

SUBPROGRAMME                                                          ADJUSTED
                                         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

Promotion of Arts and Culture in   112 273   149 939   188 134         152 786      165 740   180 443   196 313
South Africa
National Arts Council               40 342    42 072    44 668          47 894       62 081    66 926    71 398
-----------------------------------------------------------------------------------------------------------------
TOTAL                              152 615   192 011   232 802         200 680      227 821   247 369   267 711
=================================================================================================================
Change to 2005 Budget estimate                                           2 736       18 000    25 000    33 796
-----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                    10 241    25 212    17 777          17 236       15 383    16 315    17 297
Compensation of employees            3 131     4 440     4 073           5 500        6 830     7 180     7 550
Goods and services                   7 110    20 772    13 704          11 736        8 553     9 135     9 747
of which:
Consultants, contractors and         1 552    17 453     7 108           4 436        1 813     2 920     3 209
special services
Travel and subsistence               3 046     2 277     3 546           4 500        5 770     6 008     6 320
TRANSFERS AND SUBSIDIES            141 856   165 428   213 873         183 234      212 218   230 824   250 172
Provinces and municipalities             7        13        13              16            5        --        --
Departmental agencies and          119 567   135 588   150 411         159 468      181 038   203 138   220 885
accounts
Households                          22 282    29 827    63 449          23 750       31 175    27 686    29 287
PAYMENTS FOR CAPITAL ASSETS            518     1 371     1 152             210          220       230       242
Machinery and equipment                518     1 371     1 152             210          220       230       242
-----------------------------------------------------------------------------------------------------------------
TOTAL                              152 615   192 011   232 802         200 680      227 821   247 369   267 711
=================================================================================================================

                                                       Vote 14: Arts and Culture

TABLE 14.4 ARTS AND CULTURE IN SOCIETY (CONTINUED)

                                                                               ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                     119 567   135 588   150 411         159 468      181 038   203 138   220 885
State Theatre                                16 618    17 895    19 377          20 550       23 683    27 140    29 825
Artscape                                     18 915    20 213    21 845          24 434       27 800    31 490    34 436
Playhouse Company                            15 894    11 360    18 520          20 042       23 145    26 565    29 216
Performing Arts Centre of the                12 960    14 108    18 803          16 930       19 646    22 665    24 906
Free State
Market Theatre                                6 391    12 135     9 602          11 030       14 492    16 984    18 727
Windybrow Theatre                             2 447     5 305     4 493           4 699        5 581     6 480     7 197
KwaZulu-Natal Philharmonic                    3 000     3 000     3 000           3 180           --        --        --
Orchestra
Cape Philharmonic Orchestra                      --     3 000     3 000           3 180           --        --        --
Gauteng Orchestra                                --     3 000     3 000           3 180           --        --        --
Business Arts South Africa                    3 000     3 500     4 103           4 349        4 610     4 887     5 180
National Arts Council                        40 342    42 072    44 668          47 894       62 081    66 927    71 398
HOUSEHOLDS
OTHER TRANSFERS
CURRENT                                      22 282    29 827    63 449          23 750       31 175    27 686    29 287
Financial Assistance Projects                22 282    29 827    63 449          23 750       31 175    27 686    29 287
--------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure growth remains stable at an average annual rate of around 9,8 per cent between 2002/03 and 2008/09. The decline in expenditure in 2005/06 is due to one-off allocations for the 10 Years of Freedom celebrations in the previous two financial years.

The responsibility for the funding of the KwaZulu-Natal, Cape and Gauteng orchestras was shifted to the National Arts Council, which explains the rapid increase in financial assistance to the council from 2006/07 and the equivalent end of subsidies for the orchestras. The council will also be responsible for funding the Cape Town Jazz Orchestra.

Due to the baseline adjustment for the performing arts councils, their financial assistance increases at a rate of almost 14,7 per cent over the MTEF.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

In 2005, the programme met most of its targets and continued its aim to broaden access in performing arts.

It provided financial support to all its arts and culture institutions. The process for setting up the new board of the National Arts Council was completed.
The Cape Town Jazz Orchestra was also set up, and many arts and culture festivals, such as Macufe and the Cape Town international jazz festival, contributed to improving cultural tourism and creating jobs for artists.

The department also participated in funding initiatives aimed at strengthening social cohesion. It supported the annual 16 Days of Activism against Women and
Child Abuse, and funded several youth initiatives. Arts education projects also continued to receive financial support. Special programmes on women, gender and human rights, such as Mosadi wa Konokono (a socio-cultural

                                                                             267

2006 Estimates of National Expenditure

economic campaign), were supported, and will continue over the 2006 MTEF. 26 community arts centres, compared to a target of 24, were provided with funds to run youth programmes.

SELECTED MEDIUM-TERM OUTPUT TARGETS

ARTS AND CULTURE IN SOCIETY

MEASURABLE OBJECTIVE: Increase and facilitate access to and broader participation in arts and culture through policy formulation, legislation and equitable funding.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME             OUTPUT                                       MEASURE/INDICATOR                   TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Promotion of Arts and    Annual grants to all institutions, large     Number of arts programmes           10 arts programmes within
Culture in South Africa  scale performing arts and orchestras,        supported to broaden access to      the playhouses
                         Business Arts South Africa, and to the       performing arts facilities
                         moral regeneration movement

                         Grants for programmes in community           Number of functional community art  24 community arts centres arts centres and support to arts festivals,  centres
                         disability arts, and creative arts

                         Support for disability, youth, women,        Provide financial support to and    Fund and participate in
                         gender and children programmes               participate in arts festivals       15 festivals
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: NATIONAL LANGUAGE SERVICE

The National Language Service programme develops and promotes the official languages of South Africa and aims to improve the country's linguistic diversity. The programme provides a number of language services for official documentation, develops and promotes national language policy, and gives advice on standardising and disseminating information on a range of terminology.

There are two subprogrammes:

o    National Language Service is responsible for promoting the national language policy as well as developing strategies for implementing it.

o    Pan South African Language Board receives transfer funding and is responsible for creating an environment conducive to developing, using and promoting the 11 official languages as well as the Khoe, Nama, San and
     South African sign languages.

EXPENDITURE ESTIMATES

TABLE 14.5 NATIONAL LANGUAGE SERVICE

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

National Language Service         21 600    22 285    44 562          36 281       51 941    54 001    57 981
Pan South African Language        26 110    21 634    24 677          26 976       39 095    43 600    47 112
Board
---------------------------------------------------------------------------------------------------------------
TOTAL                             47 710    43 919    69 239          63 257       91 036    97 601   105 093
===============================================================================================================
Change to 2005 Budget estimate                                       (4 500)       16 000    20 000    23 463
---------------------------------------------------------------------------------------------------------------

                                                       Vote 14: Arts and Culture

TABLE 14.5 NATIONAL LANGUAGE SERVICE (CONTINUED)

                                                                              ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                             18 814    18 492    34 482          31 600       46 967    48 808    52 518
Compensation of employees                    10 513     8 803    11 722          12 000       17 490    18 539    19 416
Goods and services                            8 301     9 689    22 760          19 600       29 477    30 269    33 102
of which:
Communication                                 1 178       435     1 152           1 200        1 302     1 378     1 449
Consultants, contractors and                  2 683     6 455    18 870          15 812       25 475    26 095    28 712
special services
Travel and subsistence                        2 082     1 452     1 536           1 299        2 300     2 365     2 488
TRANSFERS AND SUBSIDIES                      28 413    25 055    34 042          31 017       43 286    47 971    51 710
Provinces and municipalities                     26        25        36              41           11        --        --
Departmental agencies and                    26 304    21 634    24 677          26 976       39 095    43 600    47 112
accounts
Households                                    2 083     3 396     9 329           4 000        4 180     4 371     4 598
PAYMENTS FOR CAPITAL ASSETS                     483       372       715             640          783       822       865
Machinery and equipment                         483       372       715             640          783       822       865
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        47 710    43 919     69239          63 257       91 036    97 601   105 093
==========================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                      26 304    21 634    24 677          26 976       39 095    43 600    47 112
Pan South African Language                   26 304    21 634    24 677          26 976       39 095    43 600    47 112
Board
HOUSEHOLDS
OTHER TRANSFERS
CURRENT                                       2 083     3 396     9 329           4 000        4 180     4 371     4 598
Financial Assistance Projects                 2 083     3 396     9 329           4 000        4 180     4 371     4 598
--------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increases steadily at an average annual rate of 14,1 per cent from
2002/03 to 2008/09.

Expenditure on the Pan South African Language Board increases faster over the
MTEF, from R27 million in 2005/06 to R47,1 million in 2008/09, at a rate of 20,4 per cent. The increase is due to the baseline adjustment to improve the institution's head office capacity and to increase language development and the promotion of multilingualism. A one-off allocation of R11,9 million to implement the national language policy framework and language code of conduct contributes to the abnormally high provision for the National Language Service subprogramme
(and goods and services) in 2004/05.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The National Language Service programme met most of its 2005 targets. There are delays, however, in finalising and implementing the national language policy, which will receive closer attention over the 2006 MTEF.

                                                                             269

2006 Estimates of National Expenditure

Terminology projects

The mathematics terminology dictionary, launched early in 2004, was distributed nationally to primary schools with the help of the Department of Education. The
ICT parliamentary/political and natural science projects were launched in
September 2005.

Telephone interpreting service

Ten government departments and public entities have installed the telephone interpreting service (TISSA) and joined the department as partners in the project. 39 interpreters have been employed on a two-year contract.

Translating and editing

There was a decrease of 22 per cent in overall demand for English translation and editing this year, due to the lower demand from the departments of foreign affairs, science and technology, and arts and culture. Demand for translation from Afrikaans into English doubled, mainly from the Department of Environmental
Affairs and Tourism and from The Presidency. Overall demand for foreign languages translation increased by 20 per cent. French was in highest demand, followed by Spanish and Portuguese. The demand for Chinese translation increased by 83 per cent. In African languages, there was an increase of 44 per cent and
32 per cent in documents translated into isiNdebele and siSwati, respectively.

SELECTED MEDIUM-TERM OUTPUT TARGETS

NATIONAL LANGUAGE SERVICE

MEASURABLE OBJECTIVE: Develop, promote and protect the 11 official languages through policy formulation, legislation and implementation of the language policy to allow South Africans to realise their language rights.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME        OUTPUT                         MEASURE/INDICATOR                       TARGET
------------------------------------------------------------------------------------------------------------------------------------

National Language   Facilitate implementation of   Awareness campaign completed            December 2006
Service             national language policy

                    South African Language         South African Language Practitioners'   September 2006
                    Practitioners' Council         Council Bill finalised

                    Implementation of telephone    Number of government department sites   100 sites by the start of the financial
                    interpreting service (TISSA)   that implement TISSA                    year

                                                   Number of interpreters employed         80 interpreters by June 2006

                    Language bursary scheme        Number of students benefiting from      80 students
                                                   the bursary scheme

                    Human language technologies    Establishment of HLT unit to and HLT    HLT unit established by April 2006
                    (HLT)                          centre
                                                                                           HLT centre operational by March 2007

                    Terminology co-ordination      Number of secondary term creation       Secondary term creation for HIV and
                    and development                projects                                Aids, soccer terms and economic sciences

                    Original indigenous            Annual literature awards                October 2006
                    literature promotion
------------------------------------------------------------------------------------------------------------------------------------
Pan South African   Development, research,         Number of national language bodies      For 9 official languages by December 2007
Language Board      terminology, standardisation   established
                    and recording of languages
                                                   Guidelines for sign language and Khoe   December 2009
                                                   and San

                                                   Number of projects to develop           1 project for each of the 11 official
                                                   languages funded                        languages

                    Develop various lexicography   Guidelines for 9 official languages     By December 2007
                    products

                    Promote awareness of           Number of provincial language           4 provinces by December 2007
                    multilingualism                committees established
                                                                                           5 remaining provinces by December 2009
------------------------------------------------------------------------------------------------------------------------------------

                                                       Vote 14: Arts and Culture

PROGRAMME 4: CULTURAL DEVELOPMENT AND INTERNATIONAL CO-OPERATION

The Cultural Development and International Co-operation programme improves economic and other development opportunities for South African arts and culture, nationally and globally, through mutually beneficial partnerships, ensuring the sustainability of the sector.

There are three subprogrammes:

o    Cultural Development supports the cultural industries and the development of arts and training.

o    International Co-operation participates in bi-national commissions, secures official development assistance and builds international partnerships.

o    National Film and Video Foundation channels funding to the National Film and Video Foundation and supports South Africa's film and video industry.

EXPENDITURE ESTIMATES

TABLE 14.6 CULTURAL DEVELOPMENT AND INTERNATIONAL COOPERATION

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Cultural Development              50 214    71 215    57 709         125 400      135 944   143 190   149 391
International Cooperation         10 006    29 167    47 618          15 986       21 945    32 172    33 863
National Film and Video           18 281    21 290    34 720          24 609       26 086    27 651    28 895
Foundation
---------------------------------------------------------------------------------------------------------------
TOTAL                             78 501   121 672   140 047         165 995      183 975   203 013   212 149
===============================================================================================================
Change to 2005 Budget estimate                                            --           --        --   (1 405)
---------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   5 413    19 763    21 541          20 380       21 595    22 882    25 232
Compensation of employees          2 147     6 589     8 039          12 980       13 759    15 650    16 435
Goods and services                 3 266    13 174    13 502           7 400        7 836     7 232     8 797
of which:
Consultants, contractors and         345     6 206     5 182             200          866       568       597
special services
Travel and subsistence             1 781     5 397     7 550           6 400        6 770     6 664     8 200
TRANSFERS AND SUBSIDIES           73 088   101 210   118 198         145 295      162 020   179 731   186 496
Provinces and municipalities           5        18        26              20            9        --        --
Departmental agencies and         18 281    21 290    34 720          24 609       26 086    27 651    28 895
accounts
Households                        54 802    79 902    83 452         120 666      135 925   152 080   157 601
PAYMENTS FOR CAPITAL ASSETS           --       699       308             320          360       400       421
Machinery and equipment               --       699       308             320          360       400       421
---------------------------------------------------------------------------------------------------------------
TOTAL                             78 501   121 672   140 047         165 995      183 975   203 013   212 149
===============================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
---------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                           18 281    21 290    34 720          24 609       26 086    27 651    28 895
National Film and Video           18 281    21 290    34 720          24 609       26 086    27 651    28 895
Foundation
HOUSEHOLDS
OTHER TRANSFERS
CURRENT                           54 802    79 902    83 452         120 666      135 925   152 080   157 601
Cultural Industries               20 000    31 240    10 229          36 200       38 372    40 674    42 157
Investing in Culture Programme    30 185    39 975    57 709          74 700       82 202    85 134    88 965
Promote Arts and Culture           4 617     8 687    15 514           9 766       15 351    26 272    26 479
Internationally
---------------------------------------------------------------------------------------------------------------

                                                                             271

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure grows rapidly at an average annual rate of almost 28,4 per cent between 2002/03 and 2005/06, mainly due to increased allocations for support to the cultural industries and the Investing in Culture programme. Growth over the medium term slows down to a rate of 8,5 per cent.

The Cultural Development and International Co-operation programme is dominated by transfer payments, the largest being to the Investing in Culture programme, under the Cultural Development subprogramme. The fluctuating trend in the funding of the National Film and Video Foundation is due to a one-off allocation of R11,9 million in 2004/05 to implement the film fund to improve and strengthen the local film industry.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The programme met most of its 2005 targets and improved opportunities for South
African artists.

Investing in culture

Arts and culture training was accredited through the partnership with the
MAPPP-SETA on 14 learnerships and 16 skills programmes. The programmes increased beneficiaries' employability as well as providing them with support that will enable them to become self-sustainable.

An archival paper mill was established during 2005 through the partnership with
Phumani Paper and the Johannesburg University, which created 100 jobs, mainly for women, at 20 project sites in North West, Eastern Cape, Limpopo, Free State and Gauteng.

Film and TV market

The Feature Film Fund supported over 26 South African feature films.

Cultural industries

The cultural industries received diverse support through the music industry task team, the print industry cluster council and the annual South African Music
Week. South African Fashion Week created a number of opportunities for young designers from previously disadvantaged communities, some of whom are now making orders for international buyers.

Book publishing saw the birth of the Xilovu xa Vutivi (Fountain of Knowledge)
book project for African indigenous languages. The National Craft Indaba provided markets and distribution for South African crafters. The craft sector continued to be a major focus with the consolidation of the Beautiful Things exhibition nationally and internationally.

International co-operation

The draft Convention on the Protection and Promotion of the Diversity of
Cultural Expressions was adopted at the 33rd session of the UNESCO general conference in October 2005. The EU-South Africa trade development co-operation agreement came under review in November 2005. The department provided inputs on article cultural co-operation between South Africa and the EU.

                                                       Vote 14: Arts and Culture

SELECTED MEDIUM-TERM OUTPUT TARGETS

CULTURAL DEVELOPMENT AND INTERNATIONAL CO-OPERATION

MEASURABLE OBJECTIVE: Increase the access and participation of grassroots art practitioners in cultural industry economic activities through training, legislation and international opportunities.

--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                             MEASURE/INDICATOR                  TARGET
--------------------------------------------------------------------------------------------------------------------------------

Cultural Development         Mapping cultural industries        Audit and research report of       December 2006
                                                                activities in the cultural
                                                                industries sector published
                             Provide annual grants to support   Number of projects supported       15 projects
                             strategic projects
                             Sustainable empowerment            Number of projects supported       120 projects
                             opportunities through training
                             and job creation in arts,          Number of learnerships completed   25 learnerships
                             culture and heritage sector
                                                                Number of job opportunities        3 300 jobs, of which targeted
                                                                created                            beneficiaries are 60% women,
                                                                                                   30% youth and 2% disabled
--------------------------------------------------------------------------------------------------------------------------------
International Co-operation   Impact of multilateral             Number of programmes supported     2 programmes
                             agreements optimised               by UNESCO
                             Impact of bilateral agreements     Number of co-production treaties   3 co-production treaties
                             optimised                          Number of bilateral partnerships   5 bilateral partnerships
--------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: HERITAGE PROMOTION

The Heritage Promotion programme develops and monitors the implementation of policy, legislation and strategic direction for identifying, conserving and promoting cultural heritage.

There are five subprogrammes:

o    Heritage Institutions funds and determines policy for declared institutions in terms of the Cultural Institutions Act (1998), and for heritage bodies.

o    South African Heritage Resources Agency develops norms and standards for managing and protecting heritage resources and managing conservation-worthy places.

o    Promotion of Heritage supports a range of organisations and activities, promotes South African heritage, and supports the repatriation of cultural and heritage objects.

o    The South African Geographical Names Council is responsible for standardising geographical names.

o    Capital Works provides and administers capital grants to associated institutions for maintenance and other capital projects.

EXPENDITURE ESTIMATES

TABLE 14.7 HERITAGE PROMOTION

SUBPROGRAMME                                                                  ADJUSTED
                                                 AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                           ------------------------------------------------------------------------------
R thousand                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------------------

Heritage Institutions                      148 927   264 039   294 487         276 306      359 927   318 727   446 309
South African Heritage Resources Agency     12 550    15 160    16 512          24 298       30 757    33 496    34 964
Promotion of Heritage                       10 835    20 098    44 752          48 687       45 350    35 412    36 762
South African Geographical Names Council        36       279     4 553           4 500        4 770     5 056     5 328
Capital Works                               69 339   140 646   171 982         196 282      194 421   205 259   308 423
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                      241 687   440 222   532 286         550 073      635 225   597 950   831 786
=========================================================================================================================
Change to 2005 Budget estimate                                                  23 509          600    14 900   218 461
-------------------------------------------------------------------------------------------------------------------------

                                                                             273

2006 Estimates of National Expenditure

TABLE 14.7 HERITAGE PROMOTION (CONTINUED)

                                                                              ADJUSTED
                                                  AUDITED OUTCOME          APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                             ------------------------------------------------------------------------------
R thousand                                   2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                               5 301    10 388    22 396          18 000       19 313    20 485    21 592
Compensation of employees                      3 160     4 286     5 872           7 000        7 820     8 265     8 634
Goods and services                             2 141     6 102    16 524          11 000       11 493    12 220    12 958
of which:
Consultants, contractors and special             227       597    10 304           1 000        1 800     2 000     2 187
services
Travel and subsistence                         1 169     3 208     4 455           9 215        9 586    10 163    10 711
TRANSFERS AND SUBSIDIES                      236 386   429 034   509 828         531 846      615 679   577 225   809 942
Provinces and municipalities                       7        10        18              15            4        --        --
Departmental agencies and accounts           232 519   420 045   487 534         501 386      589 875   562 538   795 024
Households                                     3 860     8 979    22 276          30 445       25 800    14 687    14 918
PAYMENTS FOR CAPITAL ASSETS                       --       800        62             227          233       240       252
Machinery and equipment                           --       800        62             227          233       240       252
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                        241 687   440 222   532 286         550 073      635 225   597 950   831 786
============================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                      142 070   203 501   200 965         285 300      283 867   316 813   342 601
National Heritage Council                         --        --    16 700          17 400       26 673    41 712    51 648
Northern Flagship Institutions                26 762    29 201    34 881          34 247       38 502    41 069    43 539
Iziko Museums of Cape Town                    27 823    30 163    32 256          34 160       38 310    40 883    43 348
Natal Museum: Pietermaritzburg                 5 709     6 083     7 122           7 526        9 678    10 386    11 070
National Museum: Bloemfontein                 11 671    13 685    14 908          15 869       18 421    19 629    20 788
Die Afrikaanse Taalmuseum: Paarl               1 247     1 386     1 756           1 854        2 665     2 883     3 095
The National English Literary Museum:          2 578     3 006     3 619           3 914        4 849     5 297     5 634
Grahamstown
Voortrekker Museum: Pietermaritzburg           3 953     4 767     5 307           5 968        7 014     7 479     7 928
War Museum of the Boer Republics:              2 686     2 992     3 498           3 795        4 723     5 063     5 392
Bloemfontein
Robben Island Museum: Cape Town               23 731    25 356    26 899          63 008       31 029    33 262    35 395
William Humphreys Art Gallery: Kimberley       1 788     1 985     2 407           2 576        3 432     3 694     3 950
Engelenburg House Art Collection: Pretoria       120       143       161             171          181       192       202
Nelson Mandela Museum: Umtata                  3 226     6 000     6 860           7 962       12 240    12 976    13 686
Constitutional Hill: Johannesburg                 --        --        --               1           --        --        --
Luthuli Museum                                    --        --     3 526           3 758        4 384     4 723     5 250
Khoi-San Project                                  --        --        --           1 169        1 239     1 313     1 384
Freedom Park Trust: Pretoria                   4 146    48 846    20 000          38 002       45 000    47 700    50 000
Transformation for Heritage Institutions      12 376    14 528        --          15 122           --        --        --
South African Heritage Resources Agency       14 254    15 160    16 512          24 298       30 757    33 496    34 964
South African Geographical Names Council          --       200     4 553           4 500        4 770     5 056     5 328
CAPITAL                                       90 449   216 544   286 569         216 086      306 008   245 725   452 423
Capital Works                                 69 339   140 646   171 982         196 282      194 421   205 259   308 423
Freedom Park Trust: Pretoria                  21 110    75 898   114 587          19 804      111 587    40 466   144 000
HOUSEHOLDS
OTHER TRANSFERS
CURRENT                                        3 860     8 979    22 276          30 445       25 800    14 687    14 918
Promotion of Heritage                          3 860     8 979    22 276          30 445       25 800    14 687    14 918

                                                       Vote 14: Arts and Culture

EXPENDITURE TRENDS

Expenditure grew at an average annual rate of 31,5 per cent between 2002/03 and
2005/06. Growth over the MTEF slows down to a rate of 14,8 per cent, due to the decline in the capital transfers to Freedom Park as the project nears completion by 2009.

Transfer payments comprise, on average, 97 per cent of the programme's total expenditure over the MTEF and contribute on average 43 per cent of the department's total expenditure. The South African Geographical Names Council became fully functional in 2004/05 and so expenditure reflects a high increase for that year.

The higher than normal expenditure on the Promotion of Heritage subprogramme from 2004/05 to 2006/07 is for the national heritage inventory audit.
Expenditure on the Capital Works subprogramme increases from R69,3 million in
2002/03 to R308,4 million in 2008/09 to provide for all capital projects co-ordinated by the department, except for the separate provision for the
Freedom Park project.

The high expenditure on goods and services for 2004/05 was for hosting the World
Heritage Committee meeting.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

In 2005, the programme met most of its targets to identify, conserve and promote
South Africa's heritage - one of the core functions of the department.

Promoting living heritage

The theme for heritage month in September 2005 was Celebrating Our Indigenous
Foods, which highlighted and profiled the nutritious and economic value of indigenous food. The programme included music and dance, indigenous and traditional knowledge and practices, and icons of South African cultural heritage and their stories.

Repatriation of cultural and heritage artefacts

In the African Skies project, the Dutch government handed over anti-apartheid archives to the South African government. Similarly, the South African government handed over Namibian archival records to the Namibian government.

Capital works

The construction of the first phase of Freedom Park was completed in March 2004, namely the garden of remembrance. The intermediate phase is in progress and will be completed in 2006. Phase 2, which will make Freedom Park fully functional, is projected to be finalised in 2009.

The second phase of the Nelson Mandela Museum as well as the Samora Machel project was completed in 2005. 2006 will see the start of the development of the
Sarah Bartmann monument and the Khoisan Legacy project.

                                                                             275

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

HERITAGE PROMOTION

MEASURABLE OBJECTIVE: Ensure the transformation of the heritage landscape as a vehicle for nation building and social cohesion, by implementing heritage policies and legislation.

--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                OUTPUTS                             MEASURE/INDICATORS                 TARGET
--------------------------------------------------------------------------------------------------------------------------------

Heritage Institutions       A performance management system     Key performance indicators         March 2007
                            for institutions                    developed
                            Transformation budget disbursed     Equity and measurable targets      March 2007
                                                                established and met in line with
                                                                Matimu report
                            Reporting and performance           Frequency of reporting within      Quarterly reports
                            management system for declared      given financial reporting cycle
                            cultural institutions
--------------------------------------------------------------------------------------------------------------------------------
South African Heritage      Provincial heritage resource        Number of agencies established     9 agencies established by
Resources Agency            agencies set up                                                        April 2006
--------------------------------------------------------------------------------------------------------------------------------
Promotion of Heritage       National strategy to protect and    Strategic and implementation plan  December 2006
                            promote South African intangible    approved by Cabinet
                            cultural heritage

                            Implementation of current legacy    Completed capital works projects   Khoisan Legacy Project
                            projects                                                               completed in 2009
                                                                                                   Sarah Bartmann monument
                                                                                                   completed in 2008
--------------------------------------------------------------------------------------------------------------------------------
South African Geographical  Symbolic restitution by             Number of places named or          300 names standardised by
Names Council               transformation of place names       renamed                            June 2006
--------------------------------------------------------------------------------------------------------------------------------
Capital Works               Capital grants to associated and    Number of institutions covered by  All institutions by June 2006 other institutions for maintenance  infrastructure plan
                            and other capital projects
--------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: NATIONAL ARCHIVES, RECORDS, META-INFORMATION AND HERALDIC SERVICES

The National Archives, Records, Meta-Information and Heraldic Services programme guides, sustains and develops the archival, heraldic and information resources of South Africa to empower citizens through full and open access to these resources.

There are two subprogrammes:

o    National Archives of South Africa provides for acquiring and managing public and non-public records with enduring value. It includes the Bureau of Heraldry, which registers heraldic representations, names, special names, and the uniforms of associations and institutions, advises on heraldic matters, and provides financial assistance to related initiatives.

o    National Library Service funds libraries and institutions to provide information services and makes related policy.

EXPENDITURE ESTIMATES

TABLE 14.8 NATIONAL ARCHIVES, RECORDS, META-INFORMATION AND HERALDIC SERVICES

SUBPROGRAMME                                                           ADJUSTED
                                          AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                    ------------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

National Archives of South Africa    20 582    30 139    26 002          27 821       43 164   239 929   401 248
National Library Service             24 256    30 162    31 690          39 349       44 110    47 739    51 980
------------------------------------------------------------------------------------------------------------------
TOTAL                                44 838    60 301    57 692          67 170       87 274   287 668   453 228
==================================================================================================================
Change to 2005 Budget estimate                                          (5 570)       11 170   207 010   368 382
------------------------------------------------------------------------------------------------------------------

                                                       Vote 14: Arts and Culture

TABLE 14.8 NATIONAL ARCHIVES, RECORDS, META-INFORMATION AND HERALDIC SERVICES
(CONTINUED)

                                                                              ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                             18 902    27 081    24 695          24 930       39 121    35 720    36 789
Compensation of employees                    13 182    15 204    15 704          16 694       21 870    22 931    24 057
Goods and services                            5 720    11 877     8 991           8 236       17 251    12 789    12 732
of which:
Communication                                   386     1 662       722             950        1 331     1 422     1 496
Consultants, contractors and                    952     2 691       451             200        6 210     1 230     1 242
special services
Travel and subsistence                        3 630     6 420     5 659           5 936        9 660    10 075     9 929
TRANSFERS AND SUBSIDIES                      25 397    31 940    32 400          41 590       47 453   251 198   415 650
Provinces and municipalities                     41        46        55              52           23   200 000   360 000
Departmental agencies and                    24 256    30 162    31 690          39 349       44 110    47 739    51 980
accounts
Households                                    1 100     1 732       655           2 189        3 320     3 459     3 670
PAYMENTS FOR CAPITAL ASSETS                     539     1 280       597             650          700       750       789
Machinery and equipment                         539     1 280       597             650          700       750       789
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        44 838    60 301    57 692          67 170       87 274   287 668   453 228
==========================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------
MUNICIPAL AGENCIES AND FUNDS

CURRENT                                          --        --        --              --           --   200 000   360 000
Library Services                                 --        --        --              --           --   200 000   360 000
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                      24 256    30 162    31 690          39 349       44 110    47 739    51 980
National Library of South Africa             19 866    22 734    24 850          30 527       33 358    36 287    38 530
South African Library for the Blind           3 766     4 242     4 864           6 699        7 501     8 067     8 858
South African Blind Workers                     624       586     1 976           2 123        3 251     3 385     4 592
Organisation
Transformation for Library                       --     2 600        --              --           --        --        --
Services
HOUSEHOLDS
OTHER TRANSFERS
CURRENT                                       1 100     1 732       655           2 189        3 320     3 459     3 670
Financial Assistance Projects                 1 100     1 732       655           2 189        3 320     3 459     3 670

EXPENDITURE TRENDS

Expenditure increases rapidly over the MTEF at an average annual rate of almost
89 per cent. The increase is mainly due to the additional allocation of R200 million in 2007/08 and R360 million in 2008/09 for community library services.
The higher than normal expenditure on goods and services and capital assets in
2003/04 was for the International Archives Congress and the South African-Mali
project to restore the Timbuktu manuscripts.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The programme met most of its 2005 targets.

                                                                             277

2006 Estimates of National Expenditure

National orders

Six new national orders were successfully awarded on two occasions in 2005 and two ceremonies are planned for 2006 in conjunction with The Presidency.
Investigations into the possible inauguration of two more national orders are under way.

National symbols

There were a number of exhibitions on national symbols, including at the Rand
Easter Show and the MTN science centre display. The main feature in the drive to popularise national symbols was the Flag in Every School project, which was launched in conjunction with the Department of Education in Western Cape in
September 2005.

The National Archives

The National Archives continued to publish guides and manuals for managing paper and electronic records in government departments. Extensive efforts are being made to encourage South Africans to donate material to the National Archives and a major event was held in November 2005 to honour musical veterans of the 1950s and encourage them to donate material to the film archives. Archival documents on the imprisonment of former president Nelson Mandela on Robben Island were exhibited at the Mandela Foundation and at the Constitutional Court.

Libraries and meta-information

The department and the National Council for Library and Information Services
co-sponsored two symposiums on promoting a reading culture, for both sighted and visually impaired communities. The symposiums identified challenges, and these will be addressed in 2006.

SELECTED MEDIUM-TERM OUTPUT TARGETS

NATIONAL ARCHIVES, RECORDS, META-INFORMATION AND HERALDIC SERVICES

MEASURABLE OBJECTIVE: Enable transparency and evidence-based good governance of archives, records, published information, and the heraldic and symbolic inheritance of South Africa through institutional management, regulation and development.

-----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUTS                             MEASURE/INDICATORS                  TARGET
-----------------------------------------------------------------------------------------------------------------------------

National Archives of South   Capacity-building programmes for    Number of capacity-building         1 per province by
Africa                       managing records                    programmes in provinces             December 2006

                             Archives infrastructure             Approval process completed and      October 2006
                                                                 tenders issued

                             Nepad projects                      Training of Malian conservators     November 2007
                                                                 in the South Africa-Mali Timbuktu
                                                                 manuscripts project

                             Heraldic representations designed   Number of new national orders       210 new designs

                             National symbols promoted           Number of schools with national     100 schools per province
                                                                 flags
-----------------------------------------------------------------------------------------------------------------------------
National Library Service     Community libraries funded          Funding model developed             October 2006
-----------------------------------------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

NATIONAL HERITAGE COUNCIL

The National Heritage Council was officially constituted on 26 February 2004 in terms of the National Heritage Council Act (1999). The council creates an enabling environment for preserving, protecting and promoting South African heritage. It has significantly improved the coordinated development of the heritage sector. Its other objectives are: to protect, preserve and promote the content and heritage which reside in orature to make it accessible and dynamic;
to integrate living heritage in the council and all other heritage authorities and institutions at national,

                                                       Vote 14: Arts and Culture

provincial and local level; to promote and protect indigenous knowledge systems, and to intensify support for promoting the history and culture of all South
Africans, and particularly to support research and publication on slavery in
South Africa.

Government transfers to the National Heritage Council started at R16,7 million in 2004/05, rose to R17,4 million in 2005/06, and further increase to R51,6 million in 2008/09.

In December 2005, South African artists, cultural activists, indigenous knowledge and heritage practitioners participated in the African Peer Review
Mechanism consultative conference. They gave their views on the African Peer
Review Mechanism and assessed how well South Africa is progressing in adopting good policies, standards and practices and the impact that these have had on the arts, culture and heritage sector and the economy.

Over the 2006 MTEF, the council will lead the process of appraising heritage assets and then oversee a transformation and reintegration programme in the form of a heritage transformation charter.

CULTURAL INSTITUTIONS

In terms of the Cultural Institutions Act (1998), the Minister of Arts and
Culture declared the entities listed below as cultural institutions. Their role is to formulate policy, receive, preserve and manage all cultural property, of whatever kind.

o    Northern Flagship Institution, Pretoria

o    Iziko Museum, Cape Town

o    Natal Museum, Pietermaritzburg

o    National Museum, Bloemfontein

o    Die Afrikaanse Taalmuseum, Paarl

o    The National English Literary Museum, Grahamstown

o    Voortrekker Museum, Pietermaritzburg

o    War Museum of the Boer Republics, Bloemfontein

o    Robben Island Museum, Cape Town

o    William Humphreys Art Gallery, Kimberley

o    Engelenburg House Art Collection, Pretoria

o    Nelson Mandela Museum, Umtata

Generating limited revenue of their own revenue through entrance fees and special exhibitions and through some donor assistance, the institutions are dependent on annual transfers from the department. Details of the transfers are reflected under the Heritage Promotion programme.

                                                                             279

2006 Estimates of National Expenditure

TABLE 14.9 FINANCIAL SUMMARY FOR THE MUSEUMS (CONSOLIDATED)

                                                  OUTCOME                             MEDIUM-TERM ESTIMATE
                                        ---------------------------               ---------------------------
                                        AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                       OUTCOME
                                        ---------------------------------------------------------------------
R Thousand                              2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                          53 589    63 657    76 300      81 525    75 525    82 149    89 565
Sale of goods and services other than    49 080    57 590    69 318      76 426    71 011    77 511    84 811
capital assets
of which:
Admin fees                                  802       375     1 943       2 137     2 351     2 586     2 845
Sales by market establishments           30 418    36 309    39 386      43 349    47 678    52 431    57 659
Non-market est. sales                    17 860    20 906    27 989      30 939    20 983    22 494    24 308
Other non-tax revenue                     4 509     6 067     6 982       5 099     4 514     4 638     4 754
TRANSFERS RECEIVED                      112 462   125 162   141 878     188 823   177 048   188 235   199 221
-------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           166 051   188 819   218 178     270 348   252 573   270 384   288 786
=============================================================================================================
EXPENSES
CURRENT EXPENSE                         170 558   183 045   182 682     248 483   234 551   251 650   269 840
Compensation of employees               101 587   111 256   115 245     131 967   151 917   162 214   171 835
Goods and services                       56 319    66 218    61 978     110 639    75 861    81 694    89 408
Depreciation                             10 526     5 204     5 418       5 832     6 723     7 687     8 537
Interest, dividends and rent on land      2 126       367        41          45        50        55        60
TRANSFERS AND SUBSIDIES                   7 818     9 824    14 141      17 886     8 192      8686     8 477
-------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          178 376   192 869   196 823     266 368   242 743   260 337   278 317
=============================================================================================================
SURPLUS / (DEFICIT)                    (12 325)   (4 050)    21 355       3 980     9 830    10 047    10 469
=============================================================================================================

BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------
Carrying value of assets                 45 716    39 908    44 897      74 487   105 039   138 176   173 544
Investments                              11 816    14 462    25 959      27 870    28 262    28 661    28 759
Inventory                                 1 882     2 533     2 130       2 183     2 386     2 562     2 760
Receivables and prepayments               5 055    13 099     4 572       3 265     3 020     2 906     2 805
Cash and cash equivalents                28 177    34 242    52 212      33 629    29 462    26 118    24 222
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             92 646   104 244   129 770     141 433   168 170   198 422   232 090
=============================================================================================================
Capital and reserves                     49 779    45 900    77 754      91 376   117 983   147 555   179 623
Borrowings                                  170         3        --          --        --        --        --
Post retirement benefits                  7 332    14 273    14 218      14 189    14 184    14 186    14 189
Trade and other payables                 24 980    33 063    23 788      21 738    22 947    24 759    26 747
Provisions                                9 825     9 790    11 244      11 861    11 756    11 350    10 959
Managed funds                               561     1 216     2 767       2 269     1 300       572       572
-------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             92 646   104 244   129 770     141 433   168 170   198 422   232 090
=============================================================================================================

Data provided by the Department of Arts and Culture

SOUTH AFRICAN HERITAGE RESOURCES AGENCY

The South African Heritage Resources Agency (SAHRA) is a statutory organisation established in terms of the National Heritage Act (1999) as the single national administrative management body for protecting of South Africa's cultural heritage. The agency co-ordinates the identification, assessment and management of the national estate. It aims to introduce an integrated system to enable provincial and local authorities to protect and manage heritage resources

The main source of funding for SAHRA comes from a Parliamentary allocation through the Department of Arts and Culture, and the remaining funding is from other sources such as the Lotto Board, donor funding and own income. Transfers by the department increase at an average annual

                                                       Vote 14: Arts and Culture

rate of 16,1 per cent over the seven years under review, from R14,3 million in
2002/03 to R35 million in 2008/09. Additional external funding may be required to bridge a relatively small projected deficit.

The following strategic areas have been prioritised: heritage improvement, cultural and natural integration, heritage tourism, transformation, and global initiatives.

TABLE 14.10 FINANCIAL SUMMARY FOR THE SA HERITAGE RESOURCES AGENCY (SAHRA)

                                                  OUTCOME                             MEDIUM-TERM ESTIMATE
                                        ---------------------------               ---------------------------
                                        AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                       OUTCOME
                                        ---------------------------------------------------------------------
R Thousand                              2002/03   2003/04   2004/05    2005/06    2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                             888       932     1 034      1 150      1 300       900       900
Sale of goods and services other than        --        --       427        400        400       300       300
capital assets
of which:
Admin fees                                   --        --       427        400        400       300       300
Other non-tax revenue                       888       932       607        750        900       600       600
TRANSFERS RECEIVED                       14 254    15 160    16 512     29 298     30 757    33 496    34 964
-------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                            15 142    16 092    17 546     30 448     32 057    34 396    35 864
=============================================================================================================
EXPENSES
CURRENT EXPENSE                          14 439    15 745    15 935     25 181     29 009    31 278    33 713
Compensation of employees                 7 334     8 444     8 147     12 170     14 211    15 101    16 616
Goods and services                        6 452     6 535     5 801     10 900     13 057    14 066    14 986
Depreciation                                653       766       642        766        766       766       766
Interest, dividends and rent on land         --        --     1 345      1 345        975     1 345     1 345
TRANSFERS AND SUBSIDIES                   2 028     3 527     3 905      5 919      6 159     6 489     5 842
-------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                           16 467    19 272    19 840     31 100     35 168    37 767    39 555
=============================================================================================================
SURPLUS / (DEFICIT)                     (1 325)   (3 180)   (2 294)      (652)    (3 111)   (3 371)   (3 691)
=============================================================================================================

BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------
Carrying value of assets                 34 329    34 277    33 797     33 797     33 797    33 797    33 797
Investments                               9 651    10 312    16 587     17 300     18 200    19 100    19 900
Receivables and prepayments                 934     1 274       536        536        400       350       300
Cash and cash equivalents                   538        13       890        900      1 000     1 500     2 000
TOTAL ASSETS                             45 452    45 876    51 810     52 533     53 397    54 747    55 997
Capital and reserves                     37 183    34 003    31 710     31 058     27 947    24 576    20 885
Trade and other payables                    629       725       224        504        500       600       650
Provisions                                   --        --        --        772      1 280     1 550     1 849
Managed funds                             7 640    11 148    19 876     20 199     23 670    28 021    32 613
-------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             45 452    45 876    51 810     52 533     53 397    54 747    55 997
=============================================================================================================

Data provided by the SA Heritage Resources Agency

ARTS INSTITUTIONS

The following arts institutions are helping to create a sustainable performing arts industry based on the principles of access, excellence, diversity and redress.

o    State Theatre

o    Playhouse Company

o    ArtsCape

                                                                             281

2006 Estimates of National Expenditure

o    Market Theatre

o    Performing Arts Council of the Free State

o    Windybrow Theatre

The institutions receive annual transfers from the department, but also generate own revenue through entrance fees, donor assistance and sponsorships. Details of the transfers to these institutions are reflected under the Arts and Culture in
Society programme.

TABLE 14.11 FINANCIAL SUMMARY FOR THE PERFORMING ARTS COUNCILS (CONSOLIDATED)

                                                  OUTCOME                             MEDIUM-TERM ESTIMATE
                                        ---------------------------               ---------------------------
                                        AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                       OUTCOME
                                        ---------------------------------------------------------------------
R Thousand                              2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                          40 870    48 584   102 800      71 287    77 354    84 509    94 474
Sale of goods and services other than     7 171     6 910     9 144       7 870     9 093     9 808    10 474
capital assets
of which:
Sales by market establishments            7 171     6 705     9 107       7 787     8 593     9 258     9 974
Non-market est. sales                        --       205        37          83       500       550       500
Other non-tax revenue                    33 699    41 674    93 656      63 417    68 261    74 701    84 001
TRANSFERS RECEIVED                       91 974   114 488   123 745     124 428   124 084   142 103   154 223
-------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           132 844   163 072   226 545     195 715   201 438   226 612   248 697
=============================================================================================================
EXPENSES
CURRENT EXPENSE                         109 542   135 021   185 016     176 705   184 328   198 871   209 711
Compensation of employees                54 705    58 112    79 085      83 611    90 074    95 798   102 459
Goods and services                       51 626    71 344    98 361      85 471    85 468    94 301    98 317
Depreciation                              2 526     5 499     7 533       7 586     8 744     8 725     8 883
Interest, dividends and rent on land        685        66        37          37        41        47        53
TRANSFERS AND SUBSIDIES                  12 170    14 596    10 015       7 975     8 391    12 113    14 311
-------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          121 712   149 617   195 031     184 680   192 719   210 984   224 022
=============================================================================================================
SURPLUS / (DEFICIT)                      11 132    13 454    31 514      11 035     8 720    15 628    24 675
=============================================================================================================

BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------
Carrying value of assets                 15 476    20 349    58 078      63 265    69 028    68 840    69 493
Investments                               3 669       109     9 131      10 120    11 118    12 122    13 246
Inventory                                 1 290     1 811     2 075       2 287     2 523     2 788     3 084
Receivables and prepayments               7 876    30 793    12 345       6 765     7 009     7 308     7 667
Cash and cash equivalents                30 560    28 365    74 967      46 872    45 414    48 134    50 033
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             58 871    81 427   156 596     129 308   135 092   139 191   143 523
=============================================================================================================
Capital and reserves                     26 204    40 393    70 459      76 747    78 500    80 267    84 334
Borrowings                                  809       516       516          --        --        --        --
Post retirement benefits                  5 487     5 049     6 459       6 460     6 487     6 537     6 587
Trade and other payables                 22 505    30 758    66 199      32 492    36 461    38 021    37 465
Provisions                                3 866     4 711    12 962      13 610    13 644    14 366    15 137
-------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             58 871    81 427   156 596     129 308   135 092   139 191   143 523
=============================================================================================================

Data provided by the Department of Arts and Culture

BUSINESS ARTS SOUTH AFRICA

Business Arts South Africa (BASA) was founded in 1997 as a joint initiative of the department and the business sector. It is a section 21 company, registered as a public benefit organisation. Its mandate is to promote and encourage mutually beneficial and sustainable business-arts

                                                       Vote 14: Arts and Culture

partnerships that will, over the longer term, benefit civil society. BASA's first and ongoing initiative is the BASA supporting grant scheme, a vehicle to encourage and incentivise corporate sponsorship of the arts. In 2004/05, BASA made grants totalling R3,5 million, leveraging a further R15,5 million in corporate support for the arts.

In addition, BASA initiates and supports a range of programmes referred to as special projects, specifically to raise the profile of the arts and to mainstream arts and cultural activity. Key among these projects are various media partnerships.

BASA's corporate membership has remained steady at around 105 members.
Fluctuations are due to shifts in focus areas, mergers and closures, and new members. The role of regional representatives is constantly under review. To date, membership growth has been significant in KwaZulu-Natal and Western Cape.

NATIONAL FILM AND VIDEO FOUNDATION

The National Film and Video Foundation was established in terms of the National
Film and Video Foundation Act (1997) to develop and promote the film and video industry in South Africa. It provides for and encourages the creation of opportunities for people from disadvantaged communities to participate in the industry. The foundation also promotes local film and video products; supports the development of and access to the industry; and addresses historical imbalances in infrastructure, skills, and resources in the industry.

In 2005, the foundation disbursed grants to the value of R28,6 million for developing and producing feature films, short films, television series, documentaries and animation projects, as well as for 74 bursary students. The grants also ensured a South African presence at major local and international film markets, festivals and exhibitions. Grants awarded in support of the industry will amount to R16,1 million.

Government transfers are a key source of funding. Transfers in the 2006 MTEF increase at an average annual rate of 8 per cent, from R24,6 million in 2005/06 to R28,9 million in 2008/09.

Developing and producing local content in genres with wide appeal is a high priority for the foundation. This will be achieved by: establishing the South
African Film Portfolio; supporting script development; producing specific genre films that reflect and develop a South African aesthetic; targeted support for local market development; and supporting co-production projects.

The foundation plans to research a national strategy for film education and training, and to develop sector information systems for to measure sector performance and the related economic and job multiplier effects. Information on the film and video industry will be published regularly.

NATIONAL ARTS COUNCIL

In terms of the National Arts Council Act (1997), the council facilitates opportunities for people to practice and appreciate the arts. The council also promotes the general application of the arts in the community, fosters the expression of the national identity by means of the arts, promotes freedom in the practice of the arts, and gives historically disadvantaged people greater access to the arts. Other functions include addressing historical imbalances in the provision of infrastructure, and promoting opportunities for artists nationally and internationally.

Expenditure is expected to increase by approximately 10 per cent between 2005/06 and 2006/07, mainly due to the cost of filling vacancies. Over the 2006 MTEF, expenditure is expected to stabilise at an average of R55 million a year. After transfers, goods and services is the biggest expenditure item. This relates to advertising, monitoring projects, travel and accommodation, and other operating costs.

                                                                             283

2006 Estimates of National Expenditure

The council receives about 95 per cent of total revenue from transfers, which increase at an average annual rate of 10 per cent over the 2006 MTEF. Other income generated by the council is mainly investment income and rental income.
Most revenue goes towards project grants.

In 2005/06, the council made grants to approximately 800 projects and 57 performing arts companies in theatre, dance, music, literature, visual arts and craft. From 2007 to 2009, approximately 1 000 projects will be funded each year.
The council will continue to focus on projects with national significance.

TABLE 14.12 FINANCIAL SUMMARY FOR THE NATIONAL ARTS COUNCIL (NAC)

                                         OUTCOME                             MEDIUM-TERM ESTIMATE
                               ---------------------------               ---------------------------
                               AUDITED   AUDITED   AUDITED   ESTIMATED
                                                              OUTCOME
                               ---------------------------------------------------------------------
R Thousand                     2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
TAX REVENUE                        195       141       347         184       262       262       262
NON-TAX REVENUE                  3 091     3 727     2 661       1 002     1 200     1 300     1 400
TRANSFERS RECEIVED              40 342    46 709    49 289      47 894    50 768    53 808    57 037
----------------------------------------------------------------------------------------------------
TOTAL REVENUE                   43 628    50 577    52 297      49 080    52 230    55 370    58 699
====================================================================================================
EXPENSES
CURRENT EXPENSE                  5 878     6 630    11 601      11 789    12 154    14 014    14 650
Compensation of employees        2 784     3 578     4 460       6 630     5 144     6 089     6 255
Goods and services               2 951     2 792     6 816       4 659     6 260     7 175     7 895
Depreciation                       143       260       325         500       750       750       500
TRANSFERS AND SUBSIDIES         38 718    35 239    46 499      35 291    42 576    40 356    42 375
----------------------------------------------------------------------------------------------------
TOTAL EXPENSES                  44 596    41 869    58 100      47 080    54 730    54 370    57 025
====================================================================================================
SURPLUS / (DEFICIT)              (968)     8 708   (5 803)       2 000   (2 500)     1 000     1 674
====================================================================================================

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------
Carrying value of assets         3 477     3 707     3 490       5 377     6 627     6 877     6 877
Receivables and prepayments        373       695     1 708         200       200       200       200
Cash and cash equivalents       21 791    33 971    43 264      20 000    18 000    16 000    20 000
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                    25 641    38 373    48 462      25 577    24 827    23 077    27 077
====================================================================================================
Capital and reserves             3 742    12 449     6 646       2 707       207     1 207     2 881
Trade and other payables           302       326     1 251      22 206    23 956    21 206    23 532
Provisions                      21 597    25 598    40 565         500       500       500       500
----------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES    25 641    38 373    48 462      25 577    24 827    23 077    27 077
====================================================================================================

Data provided by the National Arts Council

FREEDOM PARK

Freedom Park is a national government project, approved by Cabinet in June 1998, and executed via the Freedom Park Trust. Freedom Park is situated on a 52ha site on Salvokop Hill in Pretoria, and on completion will be a national monument and museum. Construction is divided into phase 1, an intermediate phase and phase 2.
The park has three elements: a garden of remembrance; commemorative spaces; and
Inqolobane, which includes information resources and hospitality facilities. The objective of Freedom Park is to establish visible cultural structures that celebrate and commemorate diverse and important South African events, spanning pre-history to colonisation to the struggle for democracy, and ending with a vision for the future.

Financial assistance to Freedom Park consists of its normal subsidy for operational expenditure (R45 million in 2006/07, R47,7 million in 2007/08 and
R50 million in 2008/09) and a capital grant for the infrastructure. The capital grant totals R527,5 million from 2002/03 to 2008/09. Original

                                                       Vote 14: Arts and Culture

estimates reflected that the capital project would be completed in 2005/06, but due to unforeseen delays completion is now expected by 2009.

Phase 1, which includes a ring road, parking, ablution facilities, an information kiosk and Isivivane, the symbolic burial site, was completed in
2004. The tender for constructing the intermediate phase was awarded in October and is scheduled for full completion by 2009. The intermediate phase will have at its centre Sikhumbuto, the major memorial element commemorating those who died for freedom. It will also have a hospitality suite, Moshate. Phase 2 will consist of: Tiva (a still body of water surrounded by a botanical garden); a pan-African archive, and an administrative block which will house the offices of the Freedom Park Trust.

TABLE 14.13 FINANCIAL SUMMARY FOR THE FREEDOM PARK TRUST (FPT)

                                                 OUTCOME                             MEDIUM-TERM ESTIMATE
                                       ---------------------------               ---------------------------
                                       AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                      OUTCOME
                                       ---------------------------------------------------------------------
R Thousand                             2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                            953     1 007     1 071       3 958     1 990        38        35
TRANSFERS RECEIVED                      25 271   119 342   141 719      59 856   156 587    88 166   194 000
------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           26 224   120 349   142 790      63 814   158 577    88 204   194 035
============================================================================================================
EXPENSES
CURRENT EXPENSE                         11 209    50 396    48 723      40 194    41 951    44 178    46 082
Compensation of employees                4 051     5 943    11 893      17 564    15 450    16 376    17 759
Goods and services                       6 807    42 685    29 637      20 233    24 104    25 404    26 087
Depreciation                               351     1 769     6 988       2 397     2 397     2 397     2 236
Interest, dividends and rent on land        --        --       205          --        --        --        --
TRANSFERS AND SUBSIDIES                     30       640       166         203       227       239       249
------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          11 239    51 036    48 889      40 397    42 178    44 417    46 331
============================================================================================================
SURPLUS / (DEFICIT)                     14 985    69 313    93 900      23 417   116 399    43 787   147 704
============================================================================================================
BALANCE SHEET SUMMARY
------------------------------------------------------------------------------------------------------------
Carrying value of assets                 2 927    52 664    63 730     131 333   308 435   367 170   512 837
Receivables and prepayments              1 606     8 991     5 571       3 346     3 350     3 343     3 347
Cash and cash equivalents               14 733    27 858   129 047      78 980    17 579         0         0
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            19 265    89 514   198 348     213 658   329 364   370 512   516 184
============================================================================================================
Capital and reserves                    16 897    86 210   180 110     203 527   319 925   363 712   511 416
Borrowings                                  --        --       890         692       495       297        --
Trade and other payables                 2 193     3 014    17 348       8 156     7 584     5 062     3 240
Provisions                                 175       290        --       1 283     1 360     1 441     1 528
------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES            19 265    89 514   198 348     213 658   329 364   370 512   516 184
============================================================================================================

Data provided by the Freedom Park Trust

PAN SOUTH AFRICAN LANGUAGE BOARD

The Pan South African Language Board (PanSALB) is a Constitutional institution that actively promotes an awareness of multilingualism as a national resource and supports previously marginalised languages. It is mandated by law to investigate complaints about language rights violations from any individual, organisation or institution. The institution receives annual transfers, which are detailed under the National Language Service programme.

PanSALB creates conditions for the development of languages through its national lexicography units and national language bodies. It also ensures multilingualism and the use of the official languages, Khoe, Nama, San and South African sign language through its provincial language

                                                                             285

2006 Estimates of National Expenditure

committees, and funds research studies and projects on all language matters.
These activities are in accordance with the provisions of the Pan South African
Language Board Act (1995).

LIBRARIES

During the 1990s, the former Department of Arts, Culture, Science and Technology began a review of all legislation under its jurisdiction, including the National
Libraries Act (1985).

In 1996, the minister appointed a working group to advise him on the future of the two national libraries. The most important recommendation was that the two national libraries be amalgamated to form one national library on two sites
(Cape Town and Pretoria). The new National Library of South Africa aims to revitalise and transform the institution in alignment with the goals of the new democracy. It was set up in November 1999.

Apart from the main national library, the department oversees smaller libraries serving sectors of society that have special needs in terms of accessing public information, including the South African Library for the Blind and the South
African Blind Workers' Organisation (section 21 company), also known as
Literature for the Visually Handicapped.

Together, the various libraries preserve national documentary heritage and promote awareness of it, and provide for related matters. They receive annual transfers, detailed under the National Archives, Records, Meta-Information and
Heraldic Services programme.

TABLE 14.14 FINANCIAL SUMMARY FOR THE NATIONAL LIBRARIES CONSOLIDATED

                                         OUTCOME                             MEDIUM-TERM ESTIMATE
                               ---------------------------               ---------------------------
                               AUDITED   AUDITED   AUDITED   ESTIMATED
                                                              OUTCOME
                               ---------------------------------------------------------------------
R Thousand                     2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                  4 603     2 294     2 167       1 910     2 404     2 455     2 493
TRANSFERS RECEIVED              25 262    28 418    35 218      40 380    44 134    47 086    49 758
----------------------------------------------------------------------------------------------------
TOTAL REVENUE                   29 865    30 711    37 385      42 290    46 538    49 541    52 250
====================================================================================================
EXPENSES
CURRENT EXPENSE                 30 020    32 301    33 756      41 062    47 329    51 010    54 267
Compensation of employees       18 939    21 494    22 424      24 243    28 345    31 835    33 933
Goods and services              10 385     9 761    10 176      15 122    16 675    16 255    17 003
Depreciation                       696     1 047     1 155       1 696     2 310     2 920     3 331
TRANSFERS AND SUBSIDIES            978       540       551         720       951       970     1 010
----------------------------------------------------------------------------------------------------
TOTAL EXPENSES                  30 997    32 841    34 307      41 782    48 280    51 980    55 277
====================================================================================================
SURPLUS / (DEFICIT)            (1 132)   (2 130)     3 078         508   (1 742)   (2 439)   (3 026)
====================================================================================================

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------
Carrying value of assets         1 453     2 726     6 042       5 508     5 952     5 532     4 556
Investments                      6 628     4 156     6 333       8 036     5 938     3 909     2 558
Receivables and prepayments      1 130     1 555     1 913       1 113       713       613       713
Cash and cash equivalents        2 022       741       885         685       562       548       487
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                    11 233     9 177    15 172      15 342    13 165    10 601     8 314
====================================================================================================
Capital and reserves             6 294     4 164     9 607      10 116     8 268     5 820     2 782
Trade and other payables         2 812     2 549     2 359       2 020     1 691     1 576     2 326
Provisions                       2 125     2 463     3 206       3 206     3 206     3 206     3 206
----------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES    11 232     9 177    15 172      15 342    13 165    10 601     8 314
====================================================================================================

Data provided by the Department of Arts and Culture

                                                       Vote 14: Arts and Culture

ANNEXURE

VOTE 14: ARTS AND CULTURE

Table 14.A: Summary of expenditure trends and estimates per programme and economic classification

Table 14.B: Summary of personnel numbers and compensation of employees

Table 14.C: Summary of expenditure on training

Table 14.D: Summary of official development assistance expenditure

Table 14.E: Summary of expenditure on infrastructure

                                                                             287

2006 Estimates of National Expenditure

TABLE 14.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

PROGRAMME                          APPROPRIATION         AUDITED               APPROPRIATION                REVISED
                                  MAIN      ADJUSTED     OUTCOME      MAIN        ADDITIONAL   ADJUSTED    ESTIMATE
                               -------------------------------------------------------------------------------------
R thousand                            2004/05            2004/05                  2005/06                    2005/06
--------------------------------------------------------------------------------------------------------------------

1. Administration                 39 312      76 050      81 685      51 699          34 146      85 845      85 845
2. Arts and Culture in           218 153     238 575     232 802     197 944           2 736     200 680     200 680
   Society
3. National Language              78 049      76 109      69 239      67 757         (4 500)      63 257      63 257
   Service
4. Cultural Development          148 992     151 046     140 047     165 995              --     165 995     164 195
   and International Co-
   operation
5. Heritage Promotion            593 675     598 458     532 286     526 564          23 509     550 073     548 073
6. National Archives,             63 397      58 144      57 692      72 740         (5 570)      67 170      67 170
   Records, Meta-
   Information and Heraldic
   Services
--------------------------------------------------------------------------------------------------------------------
TOTAL                          1 141 578   1 198 382   1 113 751   1 082 699          50 321   1 133 020   1 129 220
====================================================================================================================

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 191 681     238 822     199 433     168 770          26 812     195 582     195 582
Compensation of employees         78 746      76 630      71 952      94 060         (8 806)      85 254      85 254
Goods and services               112 935     162 192     127 481      74 710          35 618     110 328     110 328
TRANSFERS AND SUBSIDIES          946 200     955 863     908 489     909 567          23 509     933 076     929 276
Provinces and municipalities         191         212         230         238              --         238         238
Departmental agencies and        792 921     788 837     729 032     729 383          22 405     751 788     749 788
accounts
Households                       153 088     166 814     179 227     179 946           1 104     181 050     179 250
PAYMENTS FOR CAPITAL ASSETS        3 697       3 697       5 829       4 362              --       4 362       4 362
Machinery and equipment            3 697       3 697       5 829       4 362              --       4 362       4 362
--------------------------------------------------------------------------------------------------------------------
TOTAL                          1 141 578   1 198 382   1 113 751   1 082 699          50 321   1 133 020   1 129 220
====================================================================================================================

TABLE 14.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)         43 621    56 872    71 952          84 174      101 981   108 247   113 628
Unit cost (R thousand)               142       164       192             211          220       234       245
Compensation as % of total        100.0%    100.0%    100.0%           98.7%       100.0%    100.0%    100.0%
Personnel numbers (head count)       307       346       375             399          463       463       463
C. INTERNS
Compensation of interns               --        --        --           1 080         --         --         --
(R thousand)
Unit cost (R thousand)                                                    36
Number of interns                     --        --        --              30         --         --         --
----------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)         43 621    56 872    71 952          85 254      101 981   108 247   113 628
UNIT COST (R THOUSAND)               142       164       192             199          220       234       245
PERSONNEL NUMBERS                    307       346       375             429          463       463       463
(HEAD COUNT)
----------------------------------------------------------------------------------------------------------------

                                                       Vote 14: Arts and Culture

TABLE 14.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)             497       510       536             552          600       631       654
Number of employees trained           60        62        66              69           74        78        83
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)             127       128       134             138          150       158       164
Number of employees (head             44        50        53              55           59        62        66
count)
----------------------------------------------------------------------------------------------------------------
TOTAL                                624       638       670             690          750       789       818
NUMBER OF EMPLOYEES                  104       112       119             124          133       140       149
================================================================================================================

TABLE 14.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR        PROJECT       CASH/                                     ADJUSTED
                           KIND          AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------
R thousand                         2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------

FOREIGN
Flanders     Community     Cash         --     1 042     1 147              --        1 168        --        --
             Arts Centre
             &
             Education
Flanders     Arts Culture  Cash         --       843        --           3 657        2 708        --        --
             Education
             and
             Training
Flanders     Culture       Cash         --        --        --             360           --        --        --
             Policy
             Project
Sweden       SIDA          Cash         --        --     1 954           3 334           --        --        --
             Partnership
             programme
-----------------------------------------------------------------------------------------------------------------
TOTAL                                   --     1 885     3 101           7 351        3 876        --        --
=================================================================================================================

TABLE 14.E SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

DESCRIPTION                         SERVICE DELIVERY OUTPUTS                         ADJUSTED
                                                        AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                                  ------------------------------------------------------------------------------
R thousand                                        2002/03   2003/04   2004/05      2005/06         2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------------

MEGA INFRASTRUCTURE PROJECTS AND PROGRAMMES (OVER R250 MILLION)
National Library of SA:             Long-term         144        --    18 105         116 812      144 084        --        --
Pretoria Campus: Construction       and
on new building                     increased
                                    access
                                    to
                                    resources
                                    and
                                    national
                                    documentary
                                    heritage
National Archives: additional                          84        --        --              41        1 621    33 524   200 000
accommodation
Establishment of Freedom                           21 110    75 898   114 587          19 804      111 587    40 466   144 000
Park
OTHER LARGE INFRASTRUCTURE PROJECTS (OVER R20 MILLION)
Construction of Nelson                              7 733     9 523    19 749           9 655          775        --        --
Mandela Museum
Internal upgrading and repair                      15 018     8 524     9 928              --           --        --        --
of Robben Island Museum
Repair of main break water                             --     2 535    30 148           1 550          202        --        --
walls on Robben Island
Museum
Extension of main and                                  --     2 313    36 420           4 800          150        --        --
secondary break waters on
Robben Island Museum
GROUPS OF SMALL PROJECTS OR PROGRAMMES
Upgrading, repair and maintenance                  46 360   117 751    57 632          63 424       46 589   170 074   107 522
in various Heritage Institutions
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                              90 449   216 544   286 569         216 086      305 008   244 064   451 522
================================================================================================================================

                                                                             289

2006 Estimates of National Expenditure

                                                                         VOTE 15

EDUCATION

                                     2006/07          2007/08      2008/09
R THOUSAND                    TO BE APPROPRIATED
--------------------------------------------------------------------------
MTEF ALLOCATIONS                  14 129 233       15 342 923   16 690 271
   OF WHICH:
   Current payments                  575 864          534 886      563 710
   Transfers and subsidies        13 546 832       14 751 863   16 067 805
   Payments for capital assets         6 537           56 174       58 756
--------------------------------------------------------------------------
STATUTORY AMOUNTS                         --               --           --
--------------------------------------------------------------------------
Executive authority   Minister of Education
Accounting officer    Director-General of Education
--------------------------------------------------------------------------

AIM

The aim of the Department of Education is to develop, maintain and support the
South African education and training system for the 21st century.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide for policy formulation and the overall management of the department.

PROGRAMME 2: SYSTEM PLANNING AND MONITORING

Provide strategic direction in the development, implementation and monitoring of education policies, programmes and projects.

PROGRAMME 3: GENERAL EDUCATION

Manage the development, implementation, monitoring, evaluation and maintenance of national policy, programmes and systems for general education and quality assurance.

PROGRAMME 4: FURTHER EDUCATION AND TRAINING

Provide strategic direction to the further education and training sector. Manage the planning, development, evaluation, monitoring and maintenance of national policy, programmes and systems for further education and training, including national assessments and quality assurance systems.

PROGRAMME 5: QUALITY PROMOTION AND DEVELOPMENT

Provide strategic direction for the development of policies and education programmes to ensure continuous improvement of the quality of learning.

PROGRAMME 6: HIGHER EDUCATION

Provide strategic direction and develop policy and regulatory frameworks for an effective and efficient higher education system so that it contributes to fulfilling South Africa's human resources, research and knowledge needs.

                                                                             291

2006 Estimates of National Expenditure

PROGRAMME 7: AUXILIARY AND ASSOCIATED SERVICES

Co-ordinate and promote effective international relations and give support and advisory services to provincial education departments.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03- 2008/09

Education is a major driver of development in South Africa

All the key policy developments of the period under review have been aimed at ensuring an enabling environment for driving transformation in education. These include the implementation of the national curriculum statement, teacher development, adult basic education and training (ABET), inclusive education, literacy, recapitalising further education and training (FET), the national school nutrition programme and higher education. All contribute to economic growth, progress in social development and greater social equity. HIV and Aids prevention programmes, early childhood development, educator provisioning, and employment conditions also help to meet social development objectives. Other departmental priorities that contribute to greater equity in society are democratic education governance, gender equity and education labour relations.

Improved systems for planning, budgeting and monitoring

A number of amendments were made to the South African Schools Act (1996) and the
Employment of Educators Act (1998) to improve the governance and funding of schools and education human resources management. The Education Laws Amendment
Bill of 2005, which has been published for public comment, aims at strengthening the policy on no-fee schools and access for the poor to free education.

To improve the quality of teaching and promote sound labour relations, a number of collective agreements were concluded. In 2003/04, a new salary progression and career-path system was concluded. An integrated quality management system, through which educators are assessed for pay progressions, was agreed on and implementation began in 2004/05. In 2005/06, the payment of backlogs for educators who did not receive progression payments in 2005 were eliminated. The heads of education departments committee approved a draft agreement on performance rewards for educators during 2004/05, which, together with an agreement on incentives, will be finalised in 2006.

A revised model for distributing educator posts, which allocated 5 per cent of the posts to poorer schools, was finalised in 2002. In 2004, draft norms and standards for allocating school support staff (administrative and service) were developed. These norms and standards are currently being discussed with provincial education departments, because provinces are key employers and must implement the norms and standards.

A comprehensive review of the resourcing, financing and cost of education began in 2002. The policy on funding public schools was revised in 2004. The Council of Education Ministers approved the draft norms and standards for funding adult basic education and training centres (ABET) in June 2005. The draft norms and standards for funding public FET colleges and Grade R in public schools and community-based sites were developed in 2005. Public comments are currently being considered.

To improve the quality of education management information, the education management information system has been made a priority, with full integration between the Department of Education and provincial education departments envisaged by 2010.

In 2004, the department began to develop standards for school infrastructure, including minimum requirements for basic services like water and sanitation. A comprehensive audit of all infrastructure, which will inform a capital investment plan to address unsafe school infrastructure,

                                                              Vote 15: Education

is underway and will be completed in March 2007. There are backlogs in infrastructure delivery due to the many agencies involved. Strategies to deal with the backlogs are being implemented.

Teacher development and teacher allocations to schools

The department considers the development of teachers, school managers and school governing bodies a high priority. The medium-term goals are to ensure that all teachers are qualified and to improve the overall quality of teaching and management. The department will continue reducing the number of unqualified teachers in the system. Policy frameworks for teacher development and education management were initiated during the period under review and are all nearing completion.

Capacity-building programmes, including a national qualification for principals and a national professional diploma in education, were introduced to upgrade underqualified teachers, including principals. A mathematics, science and technology advanced certificate in education was introduced to reskill and train teachers across the general education and training band for implementing the national curriculum statement.

Improving access and quality in general education

The national curriculum statement for grades R to 9 became policy in April 2002.
Related teachers' guides for developing learning programmes were created for the eight learning areas and the foundation phase. These have been translated into all the official languages. The national curriculum statement was successfully implemented from grades R to 3 in 2004, and in grades 4 to 6 in 2005. The department will concentrate on implementing it in the senior phase in 2006 and
2007.

The department aims to remove all barriers to learning, so that children with special education needs, including the most vulnerable, are able to participate fully. An audit of special schools has been finalised and the first stages of the White Paper on Building an Inclusive Education and Training System are being implemented. Learner access to Grade R is increasing, and the department expects to meet its target of implementing Grade R in all public primary schools by
2010.

The department will focus on improving the outcomes of education in the early years of schooling and beyond. An integrated plan on early childhood development in collaboration with the departments of health and social development was completed at the end of 2005 for implementation from 2006 and beyond.

Developments in further education and training

Further education and training encompasses grades 10 to 12 in schools and FET colleges. Policies, interventions and funds have been dedicated to expanding access to and improving the quality of education and training in FET schools and colleges.

Over the medium term, the department will devote its attention to developing and implementing modern, relevant and high-level curricula and assessment in grades
10 to 12, including improving the quality of teaching and learner performance in mathematics, science and technology in those grades. ICT for teaching and learning will also be introduced and expanded. The department will continue with the FET college recapitalisation programme, aimed at improving governance and administration, the rehabilitation of buildings and other infrastructure, improving curricula to produce graduates with the skills needed to contribute to accelerated economic growth, establishing learner support units and developing youth programmes and interventions. The department will also continue to deliver credible and reliable examinations for ABET level 4, the senior certificate and
FET colleges.

                                                                             293

2006 Estimates of National Expenditure

Transformation in higher education

The restructuring of the higher education system was consolidated in 2005/06. In addition to national planning, funding and quality assurance mechanisms and processes, the focus will be on supporting institutions to achieve national human resources development goals and objectives, such as enrolments and graduations in the fields of science, engineering and technology. The department will continue providing technical and financial support (including recapitalisation) to institutions after the restructuring of the higher education institutional landscape. The National Student Financial Aid Scheme also supports these objectives; it continues to be refined and aligned with national development needs to address urgent skills requirements.

The new funding framework, which came into effect for public institutions in
2004, has been complemented by a student enrolment planning framework, which aims to sustainably increase student enrolments. Institutional enrolment plans will be agreed between the department and public higher education institutions within agreed performance criteria, such as throughput rates, in order to determine funding in future years.

Systemic performance indicators in the higher education system will be introduced and consolidated in the planning process from 2006 onwards, and they will be used to assess the planned development of the sector.

A collaborative sectoral funding review between the department and National
Treasury has started, in a bid to assess the resource needs of the higher education sector. The findings of this review will inform allocations from 2006 so that higher education can contribute to human resources development in the medium to long term.

EXPENDITURE ESTIMATES

TABLE 15.1 EDUCATION

PROGRAMME                                                               ADJUSTED     REVISED
                                          AUDITED OUTCOME          APPROPRIATION    ESTIMATE    MEDIUM-TERM EXPENDITURE ESTIMATE
                                ------------------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05           2005/06              2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------------

1. Administration                  81 058      90 706      99 591        124 741     117 257     171 813     182 187     188 827
2. System Planning                 32 131      57 246      22 402         42 288      41 323      55 304      62 225      64 956
   and Monitoring
3. General Education              282 083     323 052     223 083        249 720     247 825     243 317     264 482     289 200
4. Further Education               89 131     110 434     150 364        223 984     221 484     670 887     778 148     985 403
   and Training
5. Quality Promotion              535 693     782 056     878 863      1 157 175   1 144 957   1 141 976   1 196 936   1 283 015
   and Development
6. Higher Education             8 043 477   8 952 567   9 911 391     10 808 154  10 806 691  11 806 793  12 821 619  13 839 551
7. Auxiliary and                  262 871     240 955      54 685         23 854      32 197      39 143      37 326      39 319
   Associated Services
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                           9 326 444  10 557 016  11 340 379     12 629 916  12 611 734  14 129 233  15 342 923  16 690 271
================================================================================================================================
Change to 2005 Budget estimate                                           232 852     214 670     403 050     806 530   1 361 033
--------------------------------------------------------------------------------------------------------------------------------
ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                  319 822     373 150     400 071        525 582     510 000     575 864     534 886     563 710
Compensation of                   135 437     160 981     174 565        197 199     189 199     217 854     226 470     235 842
employees
Goods and services                184 333     200 873     200 443        328 383     320 801     358 010     308 416     327 868
of which:
Communication                       6 291       7 164       6 313          5 942       6 442       6 883       7 243       7 895
Computer Services                   7 476      11 076      11 290         24 822      21 822      32 839      35 146      35 299
Consultants, contractors           52 582      52 266      34 131         74 271      70 604     115 407      71 629      80 440
and special services
Inventory                           4 357       6 107       8 598         32 641      17 641      24 831      31 636      30 750
Maintenance repair and                510          --       2 100          3 303       4 853       1 986       2 216       2 444
running cost
Operating leases                   11 906      15 159      17 776         19 088      20 123      19 640      21 563      23 173
--------------------------------------------------------------------------------------------------------------------------------

                                                              Vote 15: Education

TABLE 15.1 EDUCATION (CONTINUED)

                                                                   ADJUSTED     REVISED
                                     AUDITED OUTCOME          APPROPRIATION    ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                           ------------------------------------------------------------------------------------------------
R thousand                   2002/03     2003/04     2004/05           2005/06           2006/07     2007/08     2008/09
---------------------------------------------------------------------------------------------------------------------------

Travel and subsistence        31 433      49 778      70 308         74 009      74 009      90 389      70 985      77 429
Printing and publication      51 802      41 077      36 208         31 360      46 360       8 081      10 893      11 672
Financial transactions in         52      11 296      25 063             --          --          --          --          --
assets and liabilities
TRANSFERS AND              8 993 943  10 131 699  10 933 174     12 090 008  12 090 008  13 546 832  14 751 863  16 067 805
SUBSIDIES
Provinces and                936 501   1 136 408     991 023      1 249 072   1 249 072   1 712 660   1 899 634   2 195 391
municipalities
Departmental agencies        523 309     606 917     632 622        930 598     930 598     995 813   1 185 457   1 251 603
and accounts
Universities and           7 520 276   8 373 458   9 302 907      9 899 491   9 899 491  10 828 620  11 656 151  12 609 708
technikons
Foreign governments and       13 857      13 578       5 529         10 673      10 673       9 739      10 621      11 103
international
organizations
Households                        --       1 338       1 093            174         174          --          --          --
PAYMENTS FOR CAPITAL          12 679      52 167       7 134         14 326      11 726       6 537      56 174      58 756
ASSETS
Buildings and other fixed      8 574      42 596          --             --          --          --      50 290      52 643
structures
Machinery and                  4 105       9 571       5 906         13 410      10 810       5 026       3 913       3 857
equipment
Software and other                --          --       1 228            916         916       1 511       1 971       2 256
intangible assets
---------------------------------------------------------------------------------------------------------------------------
TOTAL                      9 326 444  10 557 016  11 340 379     12 629 916  12 611 734  14 129 233  15 342 923  16 690 271
===========================================================================================================================

EXPENDITURE TRENDS

Expenditure is expected to continue to grow strongly, having risen from R9,3 billion in 2002/03 to R12,6 billion in 2005/06, an average annual growth rate of
10,6 per cent. It is expected to rise to R16,7 billion in 2008/09, an average annual growth of 9,7 per cent over the medium-term expenditure framework (MTEF).

Expenditure is dominated by the Higher Education programme, representing on average 84,9 per cent of total expenditure, and consisting mainly of transfers to higher education institutions and the National Student Financial Aid Scheme.
The strong growth in provincial transfers over the 2006 MTEF is due to the provision for the recapitalisation of FET colleges, which is reflected as a conditional grant under the Further Education and Training programme. As a result, this programme grows at an average rate of 63,9 per cent over the 2006
MTEF.

The rapid increase in expenditure on compensation of employees from 2002/03 to
2005/06 is due to: the increase in spending on examiners and moderators; an increase in the department's staff complement from 790 in 2002/03 to 896 in
2005/06; improvements in conditions of service; and salaries for 9 co-ordinators and 198 educators in the Ikhwelo project.

The 2006 Budget increased the allocation to the department by R403,1 million for
2006/07, R806,5 million for 2007/08 and R1,4 billion for 2008/09. These increases are mainly for:

o    subsidies to higher education institutions: R350 million in 2006/07, R650 million in 2007/08 and R1 billion in 2008/09

o    human resources systems, teacher development and the improvement of mathematics, science and technology: R20 million in 2006/07, R27 million in
     2007/08 and R30 million in 2008/09

o    implementing the national curriculum statement: R15 million in 2006/07, R10 million in 2007/08 and R10 million in 2008/09

o    the recapitalisation of FET colleges: R100 million in 2007/08 and R300 million in 2008/09

o    funds devolved from the Department of Public Works for property management:
     R18,1 million in 2006/07, R19,5 million in 2007/08 and R21 million in
     2008/09.

                                                                             295

2006 Estimates of National Expenditure

DEPARTMENTAL RECEIPTS

The main revenue sources for the department are the repayment of government loans by higher education institutions and fees for technical examinations.

TABLE 15.2 DEPARTMENTAL RECEIPTS

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                                       ---------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06    2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                   10 812    27 803     9 374           6 292      6 340     6 352     6 367
Sales of goods and services                655       707       719             693        769       784       800
produced by department
Sales of scrap, waste and other used        15        18         9              22          6         7         8
current goods
Transfers received                         786    19 225     1 697              --         --        --        --
Interest, dividends and rent on land     4 583     4 504     4 391           4 375      4 308     4 240     4 173
Financial transactions in assets and     4 773     3 349     2 558           1 202      1 257     1 321     1 386
liabilities
------------------------------------------------------------------------------------------------------------------
TOTAL                                   10 812    27 803     9 374           6 292      6 340     6 352     6 367
==================================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 15.3 ADMINISTRATION

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R thousand                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Minister (1)                         684       875       857             837          887       934       981
Deputy Minister (2)                  519       657       667             649          688       725       761
Management                        30 955    32 212    38 737          39 866       46 665    48 960    51 370
Corporate Services                36 869    43 390    43 872          66 663      105 523   112 038   114 682
Property Management               12 031    13 572    15 458          16 726       18 050    19 530    21 033
---------------------------------------------------------------------------------------------------------------
TOTAL                             81 058    90 706    99 591         124 741      171 813   182 187   188 827
===============================================================================================================
Change to 2005 Budget estimate                                       (8 215)        5 542     7 091     4 181
---------------------------------------------------------------------------------------------------------------

(1)  Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

(2)  Payable as from 1 April 2005. Salary: R 519 399. Car allowance: R 129 849.

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  79 264    84 947    96 170         121 768      170 043   130 646   134 858
Compensation of employees         38 571    41 073    44 842          48 682       56 421    58 642    61 281
Goods and services                40 668    43 868    51 322          73 086      113 622    72 004    73 577
of which:
Communication                      2 635     3 035     3 261           2 368        2 818     2 955     3 156
Computer Services                  3 252     4 043     2 998           8 098        1 749     1 819     1 896
Consultants, contractors and       3 920     3 706     6 345          13 156       54 261     6 730     7 037
   special services
Inventory                          1 688     2 939     2 189           2 424        4 223     4 539     4 801
Operating leases                  10 618    12 523    14 913          15 842       17 131    18 966    20 380
---------------------------------------------------------------------------------------------------------------

                                                              Vote 15: Education

TABLE 15.3 ADMINISTRATION (CONTINUED)

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Travel and subsistence                   7 587     8 585    10 430          10 716       10 803    11 399    12 043
Financial transactions in assets and        25         6         6              --           --        --        --
liabilities
TRANSFERS AND SUBSIDIES                    310       443       307             316          152       120       125
Provinces and municipalities               111       122       136             156           42        --        --
Departmental agencies and                  199       321        81             101          110       120       125
accounts
Households                                  --        --        90              59           --        --        --
PAYMENTS FOR CAPITAL ASSETS              1 484     5 316     3 114            2657        1 618    51 421    53 844
Buildings and other fixed structures        --        --        --              --           --    50 290    52 643
Machinery and equipment                  1 484     5 316     3 031           2 460        1 458       964     1 020
Software and other intangible assets        --        --        83             197          160       167       181
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   81 058    90 706    99 591         124 741      171 813   182 187   188 827
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure increased at an average annual rate of 15,5 per cent, from R81,1 million in 2002/03 to R124,7 million in 2005/06. It is expected to rise further, at an average rate of 14,8 per cent, reaching R188,8 million in 2008/09. Much of the increase in total expenditure is due to costs associated with the planned new office building for the department, for which construction is expected to begin in March 2006. This also explains the high consultancy fees in 2005/06 and
2006/07.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Education received the following amounts: R18,1 million in 2006/07, R19,5 million in 2007/08 and R21 million in 2008/09. Expenditure has been adjusted for
2002/03 to 2005/06.

PROGRAMME 2: SYSTEM PLANNING AND MONITORING

The System Planning and Monitoring programme provides strategic direction for education policies, programmes and projects.

There are three subprogrammes:

o    Education Human Resources Planning is responsible for human resources management, developing college and school educators, and for educator labour relations.

o    Information Monitoring and Evaluation develops information systems for the education and training sector, and monitors and evaluates the performance of the education system.

o    Financial and Physical Planning and Analysis focuses on cross-cutting aspects, such as financial and physical resource planning and co-ordination with provinces for implementing national policy, and provides support to provinces on budgetary matters.

                                                                             297

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 15.4 SYSTEM PLANNING AND MONITORING

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Education Human Resources                5 342     5 281    10 263          10 057       17 749    18 775    19 422
Planning
Information Monitoring and              10 935     6 143     5 985          23 187       27 662    33 175    34 781
Evaluation
Financial and Physical Planning and     15 854    45 822     6 154           9 044        9 893    10 275    10 753
Analysis
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   32 131    57 246    22 402          42 288       55 304    62 225    64 956
=====================================================================================================================
Change to 2005 Budget estimate                                               5 390       13 348     7 017     6 737
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        23 159    14 050    21 045          41 139       53 957    60 441    62 888
Compensation of employees                9 627    10 693    16 044          18 255       21 273    22 114    23 109
Goods and services                      13 532     3 357     5 000          22 884       32 684    38 327    39 779
of which:
Consultants, contractors and special    11 351       861     2 165          14 268       22 764    26 888    27 694
services
Travel and subsistence                     861       769     1 415           4 944        3 605     4 364     4 643
Printing and publication                   322       435       249             681          302       390       388
Financial transactions in assets and        --        --         1              --           --        --        --
liabilities
TRANSFERS AND SUBSIDIES                     28        32        40              56           19        --        --
Provinces and municipalities                28        32        40              56           19        --        --
PAYMENTS FOR CAPITAL ASSETS              8 944    43 164     1 317           1 093        1 328     1 784     2 068
Buildings and other fixed structures     8 574    42 596        --              --           --        --        --
Machinery and equipment                    370       568       443             578          318       319       341
Software and other intangible assets        --        --       874             515        1 010     1 465     1 727
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   32 131    57 246    22 402          42 288       55 304    62 225    64 956
=====================================================================================================================

EXPENDITURE TRENDS

Over the MTEF, expenditure rises from R42,3 million in 2005/06 to R65 million, an average annual rate of 15,4 per cent. The strong decline in overall spending in 2004/05 is because the Thuba Makote rural schools building project was phased out from April 2004, which also explains the spending trend for buildings and other fixed structures.

Spending on compensation of employees increased rapidly in 2004/05, because of the restructuring of the department and the establishment of a budget office to support and monitor provincial education departments. The rapid increase in spending in 2005/06 in the Information Monitoring and Evaluation subprogramme and consultancy services is mainly due to earmarked funds allocated for the education management information system. The increased expenditure in the
Education Human Resources Planning subprogramme for 2004/05 and 2005/06 is mainly due to the payment of claims from the Western Cape Education Department for seconded personnel to the Education Labour Relations Council. The increased spending from 2006/07 is for the human resources and information quality management system.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The education human resources planning programme tried to ensure an effective legal framework in the education system by implementing the revised legislative framework. The Education Laws

                                                              Vote 15: Education

Amendment Bill was tabled in the National Assembly and National Council of
Provinces in November 2005.

The baseline evaluation of teachers for the integrated quality management system, which ought to be implemented in all provinces, was completed during
2005/06, but the final evaluation has been delayed due to a dispute with unions.

During 2005, the department continued to monitor school infrastructure expenditure by coordinating monthly and quarterly reports, submitted by provinces, on financial and non-financial data.

The development of a database of financial and non-financial information for education economic analysis, systems and capacity was completed in September
2005.

SELECTED MEDIUM-TERM OUTPUT TARGETS

SYSTEM PLANNING AND MONITORING

MEASURABLE OBJECTIVE: Provide strategic direction in the development, implementation and monitoring of education policies, programmes and projects.

-----------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                    MEASURE/INDICATOR                         TARGET
-----------------------------------------------------------------------------------------------------------------

Education Human              Human resources           Review report on HRD and publish list     By December 2006
Resources Planning           development               of scarce and critical skills
                             (HRD) strategy and
                             report on
                             scarce and critical
                             skills

                             Improved career path      New career path and salary structure      By July 2006
                             and salary structure      implemented
                             for educators
-----------------------------------------------------------------------------------------------------------------
Information Monitoring and   Learner records           National learners' records database       By March 2007
Evaluation                                             developed and piloted

                             Audited school data       National 2% sample survey conducted       By December 2006

                             Annual system indicator   Monitoring and evaluation framework       By March 2007
                             report                    developed to produce an annual system
                                                       indicator report
-----------------------------------------------------------------------------------------------------------------
Financial and Physical       Funding policies          Funding policies for schools, Grade R,    By December 2006
Planning and Analysis                                  ABET and FET colleges published as
                                                       national norms and standards

                             Updated register of       Audit of physical facilities and basic    By March 2007
                             school needs              infrastructure for
                                                       public schools, early childhood
                                                       development and ABET
                                                       centres, and district, circuit and other
                                                       offices in all provinces

                             Funding norms and         Funding norms and standards and           By March 2007
                             standards,                infrastructure policy
                             infrastructure policy     revised and finalised
-----------------------------------------------------------------------------------------------------------------

PROGRAMME 3: GENERAL EDUCATION

The General Education programme manages national policy, programmes and systems for general education, and quality assurance.

There are three subprogrammes:

o    General Education and Training Curriculum and Assessment develops and implements the curriculum and related programmes and systems for general education and for evaluating and maintaining policy initiatives.

o    Institutional and Human Resources Development develops policies and programmes to promote the development of educators and management and governance capacity, and evaluates qualifications for employment in education.

o    Quality Promotion and Assurance strengthens the education system's understanding of the performance of learners and institutions, and increases the levels of accountability for educational outcomes at all levels of the system.

                                                                             299

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 15.5 GENERAL EDUCATION

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

General Education and Training         250 967   283 272   181 056         199 871      187 553   200 179   218 560
Curriculum and Assessment
Institutional and Human Resources       25 451    34 936    34 760          40 566       44 574    52 303    57 670
Development
Quality Promotion and Assurance          5 665     4 844     7 267           9 283       11 190    12 000    12 970
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  282 083   323 052   223 083         249 720      243 317   264 482   289 200
=====================================================================================================================
Change to 2005 Budget estimate                                              24 622       12 547    22 913    34 455
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        94 419   109 064    84 708         112 133       97 920   111 909   126 449
Compensation of employees               19 475    22 636    22 686          28 060       31 049    32 014    33 182
Goods and services                      74 924    86 428    62 020          84 073       66 871    79 895    93 267
of which:
Consultants, contractors and special    19 113    33 029    21 476          18 251       26 661    29 597    36 526
services
Inventory                                  384       431     2 855          26 474        9 230    12 193    13 722
Travel and subsistence                   9 626    15 255    19 594          19 688       14 739    13 621    15 482
Printing and publication                41 421    29 974    14 473          16 826        6 070     8 300     9 000
Financial transactions in assets and        20        --         2              --           --        --        --
liabilities
TRANSFERS AND SUBSIDIES                186 510   213 023   137 726         136 588      144 595   151 796   162 004
Provinces and municipalities           186 510   211 636   136 681         136 373      144 495   151 696   161 904
Foreign governments and                     --       100        62             100          100       100       100
international organizations
Households                                  --     1 287       983             115           --        --        --
PAYMENTS FOR CAPITAL ASSETS              1 154       965       649             999          802       777       747
Machinery and equipment                  1 154       965       524             971          647       607       582
Software and other intangible assets        --        --       125              28          155       170       165
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  282 083   323 052   223 083         249 720      243 317   264 482   289 200
=====================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
---------------------------------------------------------------------------------------------------------------------
PROVINCES
CURRENT                                186 458   211 579   136 621         136 293      144 471   151 696   161 904
HIV and Aids (Life Skills Education)   133 458   126 049   134 151         136 293      144 471   151 696   161 904
Grant
Early Childhood Development             53 000    85 530     2 470              --           --        --        --
---------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure reflects a decline in 2004/05, due to the phasing out of the early childhood development conditional grant. Over the 2006 MTEF, expenditure will increase from R249,7 million in 2005/06 to R289,2 million in 2008/09, an average annual increase of 5 per cent. The increase is mainly attributed to the additional allocations for implementing the national curriculum statement, teacher development and improving the quality of teaching and learner performance in mathematics, science and technology.

                                                              Vote 15: Education

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The General Education programme managed to meet most of its 2005 targets, which are closely linked to activities in provincial education departments. Some of the targets were exceeded, such as the significant increase in Grade R learners.

More children and adults receiving formal education

Systems and programmes were provided to increase access to formal education and improve learner and institutional performance in early childhood education, special needs education, grades 1 to 9, and in adult, children's and youth literacy.

The field testing of the White Paper on Building an Inclusive Education and
Training System is in process and service providers for project management and for the human resources development programme have been appointed. A proposal for a linkage programme (study visits, joint research projects and student exchange programmes) has been developed in partnership with the Finnish board of education.

The national curriculum statement

The implementation of the national curriculum statement began in 2005. It has been successfully introduced in the intermediate phase. An orientation programme was conducted for Grade 7 teachers. In addition, approximately 2 100 provincial officials and 200 000 foundation phase and intermediate phase teachers across the nine provinces have been orientated to implement the national curriculum statement. A team has been set up to monitor these orientation sessions.

Evaluation

The report on the systemic evaluation that was conducted at Grade 6 level in
2004 was completed. A plan of action that supports appropriate interventions to address the recommendations arising from the report has been developed, and will be implemented from 2006/07.

In response to the requirements of the national policy on whole school evaluation, the first phase of the quality promotion and assurance database system was developed. Phase 2, for further professional and technical development on the system, is planned for completion during the first half of
2006.

More teachers for maths and science

During 2005, the department increased the number of teachers teaching scarce skills subjects and subjects in critical need areas (like maths and science) by
500, improved the quality of teachers by facilitating teacher support systems, and increased the number of schools supported by this initiative. This was in response to the need to expand national assessments, strengthen school-based assessments, and facilitate teacher support systems to improve learner performance.

Systems in place for better school governance

A report was finalised on the state of governance in public schools, with recommendations for strengthening the model for democratic school governance.
Advocacy flyers on the rights and responsibilities of parents, learners and public schools were developed. A toll-free line for public enquiries was opened.
The department conducted orientation and capacity-building programmes on co-operative discipline as an alternative to corporal punishment, and on school records management, and provided provincial and district officials with management training.

                                                                             301

2006 Estimates of National Expenditure

Career pathing and training for education managers and school governors

The policy on career and training development structures for education managers and school governors was gazetted in 2005. An advanced certificate in education
(ACE)(Ed.Man) was gazetted in June 2004, and the compilation of the management plan for standardisation of B.Ed.(Hons), M.Ed. and D.Ed. is in process. Specific courses on co-operative discipline and on women in management have been run in all the provinces. The department is monitoring the impact of the training through site visits and questionnaires.

SELECTED MEDIUM-TERM OUTPUTS AND TARGETS

GENERAL EDUCATION

MEASURABLE OBJECTIVE Improve education in the foundation, intermediate and senior phases, by implementing the national policy for outcomes-based education and related teacher development and quality assurance programmes.

-----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                      OUTPUT                       MEASURE/INDICATOR             TARGET
-----------------------------------------------------------------------------------------------------------------------------

General Education and Training    National curriculum          Number of teachers provided   All teachers in the senior phase
Curriculum and Assessment         statement implemented in     with assessment guidelines    by January 2007
                                  the senior phase

                                  Monitoring and evaluation    Monitoring and evaluation     By March 2007
                                  system                       system established

                                                               Percentage of schools         5% of senior phase schools,
                                                               monitored and evaluated for   Grade R and special schools
                                                               curriculum-related
                                                               programmes
-----------------------------------------------------------------------------------------------------------------------------
Institutional and Human           Programmes for improved      Standard for principalship    By March 2007
Resources Development             school management and        finalised and a national
                                  governance and for           principalship course
                                  improved quality of          developed
                                  learning across the system   Number of potential school    20 000 nationally
                                                               principals from quintile 1
                                                               and 2 schools registered
                                                               and doing the ACE course
-----------------------------------------------------------------------------------------------------------------------------
Quality Promotion and Assurance   Improved whole-school        Principals and other          By March 2007
                                  evaluation                   relevant stakeholders
                                                               trained in the school
                                                               self-evaluation process

                                  Intervention strategies to   Reports on national           1 national report, 1 report for
                                  improve quality              assessment in mathematics     all education districts or
                                                               and literacy at Grade- 3      regions, and 1 report on each
                                                               level                         assessed school
-----------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: FURTHER EDUCATION AND TRAINING

The Further Education and Training programme provides strategic direction to the further education and training sector and manages related national policy, programmes and systems, including national assessment and quality assurance systems.

There are three subprogrammes:

o    Educational Measurement, Assessment and Public Examinations promotes the integrity of national assessments and the existence of quality assurance systems in further education and training.

o    Further Education and Training Schools manages national policy, programmes and systems for further education and training, and is also responsible for curriculum enrichment, focusing on improving maths, science and technology,
     ICT training in schools, and youth development programmes.

o    Further Education and Training College Programmes, Qualifications and
     Institutional Support provides the framework, co-ordination and support for further education and training.

                                                              Vote 15: Education

EXPENDITURE ESTIMATES

TABLE 15.6 FURTHER EDUCATION AND TRAINING

SUBPROGRAMME                                                                  ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06        2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

Education Measurement, Assessment            58 305    74 333    69 622          90 002         88 415    92 407    96 546
and Public Examinations
Further Education and Training Schools       22 577    33 709    75 419          73 062         72 736    75 748    78 450
Further Education and Training College        8 249     2 392     5 323          60 920        509 736   609 993   810 407
Programmes, Qualifications and
Institutional Support
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        89 131   110 434   150 364         223 984        670 887   778 148   985 403
==========================================================================================================================
Change to 2005 Budget estimate                                                   12 075          6 555   110 628   281 475
--------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                             76 195    93 711   110 687         177 010        158 086   138 712   144 053
Compensation of employees                    47 209    48 721    51 871          66 145         67 579    70 532    73 160
Goods and services                           28 983    33 700    51 768         110 865         90 507    68 180    70 893
of which:
Communication                                 1 665     1 656     1 434           1 800          1 395     1 464     1 663
Computer Services                             4 062     7 006     5 860          15 864         17 418    17 795    17 600
Consultants, contractors and special          4 727     3 129       294          20 068          3 316     3 396     3 784
services
Inventory                                     1 504     1 253     1 366           1 797          6 775    10 386     7 694
Operating leases                              1 239     2 486     2 755           3 121          2 318     2 372     2 583
Travel and subsistence                        7 367    13 225    20 863          21 963         45 220    23 859    27 798
Printing and publication                      5 726     3 696    16 753           6 417          1 251     1 369     1 408
Financial transactions in assets and              3    11 290     7 048              --             --        --        --
liabilities
TRANSFERS AND SUBSIDIES                      12 243    15 581    38 631          39 970        511 459   638 343   840 226
Provinces and municipalities                    151       157       167             213        470 036   595 000   795 000
Departmental agencies and accounts           12 092    15 374    38 461          39 757         41 423    43 343    45 226
Households                                       --        50         3              --             --        --        --
PAYMENTS FOR CAPITAL ASSETS                     693     1 142     1 046           7 004          1 342     1 093     1 124
Machinery and equipment                         693     1 142       978           6 871          1 258     1 003     1 032
Software and other intangible assets             --        --        68             133             84        90        92
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        89 131   110 434   150 364         223 984        670 887   778 148   985 403
==========================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------
PROVINCIAL REVENUE FUNDS
CURRENT                                          --        --        --              --        470 000   595 000   795 000
Further Education and Training College           --        --        --              --        470 000   595 000   795 000
Sector Recapitalisation Grant
DEPARTMENTAL AGENCIES AND ACCOUNTS
CURRENT                                      12 092    15 374    38 461          39 757         41 423    43 343    45 226
South African Qualifications Authority       10 579    11 270    26 646          32 067         33 991    35 691    37 297
Umalusi                                       1 513     4 104    11 815           7 690          7 432     7 652     7 929
--------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure grows very strongly, from R89,1 million in 2002/03 to R224 million in 2005/06, reaching R985,4 million in 2008/09. The first significant increase, in 2004/05, is mainly due to the rewriting and implementation of the further education and training curriculum for grades 10 to12. The second significant increase, starting in 2005/06, is due to the FET college recapitalisation programme, with a total projected cost of R2 billion from 2005/06 to 2008/09.
The project will be

                                                                             303

2006 Estimates of National Expenditure

funded through a provincial conditional grant, which explains the growth of transfers to provinces and municipalities.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

During the period under review, a key focus of the Further Education and
Training programme was on implementing outcomes-based education in grades 10 to
12. Specific attention was also given to the recapitalisation and funding framework of FET colleges.

Phasing in of outcomes-based education

In 2004, national core training teams trained provincial training teams in all provinces to implement the national curriculum statement for grades 10 to 12.
There was monitoring and support during both generic and subject-specific training. Furthermore, learning programme guidelines were finalised and aligned with subject statements, and have been distributed for printing by the provinces. The national senior certificate, a qualification at level 4 on the national qualifications framework, was developed.

The integration of ICT

The department has started implementing the e-learning strategies set out in the
White Paper on E-Education (2004). During 2005, the department collaborated with private sector companies Microsoft and Symantec for software for schools, and negotiated with the Department of Communication to provide an e-rate (discounted rate for connectivity) for schools.

Youth development programmes

The ministers of education and labour signed a memorandum of understanding to fast-track the delivery of skills programmes through FET colleges, funded by the
Umsobomvu Youth Fund. An investment of R3,2 million was made by the Umsobomvu
Youth Fund to benefit 200 young people studying at public FET colleges in programmes related to construction and engineering.

External examinations

The department developed a national strategy for improving levels of learner competence and skills in the senior certificate, as part of the strategy to support schools with less than 50 per cent matric passes.

FET institutions

During 2004/05, the department developed a draft funding framework policy for funding norms and standards for FET colleges. The department also began developing more relevant programmes to address skills shortages. The FET college merger process was completed and new governance and management systems put in place.

SELECTED MEDIUM-TERM OUTPUT TARGETS

FURTHER EDUCATION AND TRAINING

MEASURABLE OBJECTIVE: Improve student capacity by improving further education and training and by implementing national policy for outcomes-based education, including national assessments and quality assurance systems.

SUBPROGRAMME                      OUTPUT                         MEASURE/INDICATOR                         TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Educational Measurement,          Improved integrity of          Percentage irregular practices            100% irregular practices
Assessment and Public             assessment and public          eliminated                                eliminated
                                  examinations
-----------------------------------------------------------------------------------------------------------------------------------

                                                              Vote 15: Education

-----------------------------------------------------------------------------------------------------------------------------------

Examinations                      Systems for external           Improved performance in under-performing  No school performs
                                  examinations and site-based    schools                                   under 50% by 2008
                                  assessment and regulations
                                  for conducting public
                                  examinations
-----------------------------------------------------------------------------------------------------------------------------------
Further Education and Training    Mathematics, science and       Number of Dinaledi schools monitored for  400 schools
Schools                           technology education strategy  performance and participation (schools identified as part of the strategy to
                                                                 improve teaching and learner performance
                                                                 in maths, science and technology)

                                  Implementation of the          Provincial officials and grades 10 to 12  By December 2006 national curriculum statement  teachers trained in 29 subjects
                                                                 Number of grade 10 to 12 teachers using   All teachers by 2008
                                                                 the national catalogue for selecting
                                                                 textbooks
-----------------------------------------------------------------------------------------------------------------------------------
Further Education and Training    FET college recapitalisation   Level of progress in refurbishing         Phase 1 completed in all
College Programmes,               programme                      infrastructure and implementing new       FET colleges
Qualifications and Institutional                                 learning programmes
Support
                                  Registration of private FET    Percentage of private FET colleges        100% registered
                                  institutions                   registered

                                  Programmes targeted at youth   Career guidance booklet updated and       By end 2007
                                  in FET colleges and secondary  distributed
                                  schools
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: QUALITY PROMOTION AND DEVELOPMENT

The Quality Promotion and Development programme provides strategic direction for developing policies and education programmes to ensure continuous improvements in the quality of learning.

There are three subprogrammes:

o    Adult Learning and School Enrichment Programmes manages policy, programmes and systems for adult education and school enrichment.

o    Health and Wellness Promotion manages policies on the overall wellness of educators and learners, and manages and monitors the national school nutrition programme.

o    Equity in Education develops policies and programmes for promoting gender equity, non-racialism and values in education.

EXPENDITURE ESTIMATES

TABLE 15.7 QUALITY PROMOTION AND DEVELOPMENT

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       -------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06     2006/07     2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------

Adult Learning and School                6 349    59 169    35 065          21 065      15 035      15 675      16 017
Enrichment Programmes
Health and Wellness Promotion          521 666   715 859   837 683       1 129 170   1 114 921   1 170 414   1 256 253
Equity in Education                      7 678     7 028     6 115           6 940      12 020      10 847      10 745
----------------------------------------------------------------------------------------------------------------------
TOTAL                                  535 693   782 056   878 863       1 157 175   1 141 976   1 196 936   1 283 015
======================================================================================================================
Change to 2005 Budget estimate                                             197 580     (4 619)     (6 298)      14 154
----------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                        14 167    43 162    45 993          42 877      43 248      43 491      44 168
Compensation of employees                7 633    21 356    21 150          14 631      17 561      18 254      19 075
Goods and services                       6 534    21 806    24 841          28 246      25 687      25 237      25 093
of which:
Consultants, contractors and special       109     7 932     3 499           8 163       4 956       2 299       2 339
services
Inventory                                  459     1 215     1 341             825       2 103       2 286       2 274
Travel and subsistence                   3 275     6 380    14 633          11 345       9 541      11 473      10 924
Printing and publication                 1 634     5 091     3 462           5 341         166         526         543
Financial transactions in assets and        --        --         2              --          --          --          --
liabilities
----------------------------------------------------------------------------------------------------------------------

                                                                             305

2006 Estimates of National Expenditure

TABLE 15.7 QUALITY PROMOTION AND DEVELOPMENT (CONTINUED)

                                                                               ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                            -------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06     2006/07     2007/08     2008/09
---------------------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                     521 344   738 101   832 280       1 112 199   1 098 050   1 152 938   1 238 487
Provinces and municipalities                521 344   711 685   832 264       1 112 199   1 098 050   1 152 938   1 238 487
Departmental agencies and                        --    26 416        --              --          --          --          --
accounts
Households                                       --       --         16              --          --          --          --
PAYMENTS FOR CAPITAL ASSETS                     182       793       590           2 099         678         507         360
Machinery and equipment                         182       793       576           2 083         671         502         354
Software and other intangible assets             --        --        14              16           7           5           6
---------------------------------------------------------------------------------------------------------------------------
TOTAL                                       535 693   782 056   878 863       1 157 175   1 141 976   1 196 936   1 283 015
===========================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
---------------------------------------------------------------------------------------------------------------------------
PROVINCES
CURRENT                                     521 322   711 620   832 200       1 112 151   1 098 036   1 152 938   1 238 487
National School Nutrition                   521 322   711 620   832 200       1 112 151   1 098 036   1 152 938   1 238 487
Programme Grant
---------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The significant growth in expenditure over the seven-year period, at an average annual rate of 15,7 per cent, is due to increased allocations for the national school nutrition programme.

The high level of expenditure on the Adult Learning and School Enrichment
Programmes subprogramme in 2003/04 is because of the poverty relief allocation for the Ikhwelo project, which also explains the once-off transfers to certain
SETAs in 2003/04. The Ikhwelo project was phased out in 2003/04. The subprogramme also shows relatively high expenditure in 2004/05, due to celebrations for the tenth anniversary of democracy.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The programme met most of its 2005 targets and addressed a number of new matters.

Sustainable school nutrition for poorest learners nationally

During 2005, meals were served to 5 million of the poorest learners at 16 000 schools across the country, compared to a target of 15 000. Food preparation shelters were also set up, and schools were encouraged to set up their own food gardens. 12 813 food gardens are being developed, and more schools are being targeted.

Health promotion.

During 2005, HIV and Aids resource guides were distributed to all schools.
Educators have also been trained as master trainers on how to integrate life skills and HIV and Aids into the curriculum.

Equity in education

Between 2003 and 2005, 1 550 educators were trained in the advanced certificate in education, specialising in race and values.

                                                              Vote 15: Education

Adult literacy

About 250 000 learners (including illiterate learners) attended adult basic education and training (ABET) classes (levels 1 to 4) and 90 000 learners have enrolled for programmes beyond ABET level 4. 17 000 ABET educators were employed on contract to give classes to these learners, and 133 additional co-ordinators were employed on contract to monitor the delivery of basic literacy classes.

School enrichment programmes

During 2005, learners participated in various national and international celebrations marking the 50th anniversary of the Freedom Charter, with the aim of developing and promoting national identity and enhancing cultural life through music and dance.

SELECTED MEDIUM-TERM OUTPUT TARGETS

QUALITY PROMOTION AND DEVELOPMENT

MEASURABLE OBJECTIVE: Improve education by developing and implementing programmes that address socio-economic risk, including school nutrition, HIV and
Aids, race and gender equity, values in education, adult learning and school enrichment programmes.

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                OUTPUT                           MEASURE/INDICATOR             TARGET
----------------------------------------------------------------------------------------------------------------------------

Adult Learning and School   Social cohesion and learner      Increase in specific groups   More than 60% increase in farm
Enrichment Programmes       access to sport, art, culture    of learners participating     and rural communities, learners
                            and music and strategies         in sport, art, culture and    with disabilities and girls
                                                             music

                                                             Percentage of specific        30% of life orientation educators
                                                             groups of teachers trained    and arts and culture educators in
                                                             in curriculum enrichment      GET trained
                                                             programmes

                            Literate adults up to ABET       Number of new adult           25 000 new learners enrolled
                            level 4                          learners in ABET programmes
----------------------------------------------------------------------------------------------------------------------------
Equity in Education         Promotion of racial and gender   Distribution of advocacy      To all schools
                            equity, a culture of human       materials Percentage          75% of institutions compliant
                            rights, national identity and    institutions compliant with
                            values in education in all       the values of non-racism
                            learning institutions            and equality

                            Booklet on national symbols      Distribution of booklet       To all schools
                            developed
----------------------------------------------------------------------------------------------------------------------------
Health and Wellness         Programmes for improved health   Learners screened for         All primary school learners from
Promotion                   in education and school          health problems and           Grade R to Grade 4
                            nutrition                        referrals provided
                                                             Number of learners and        Over 5 million learners in more
                                                             institutions reached by the   than 17 000 institutions
                                                             programmes
----------------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: HIGHER EDUCATION

The Higher Education programme provides strategic direction and develops policy and regulatory frameworks for the higher education system so that it contributes to fulfilling the human resources, research and knowledge needs of South Africa.

There are two subprogrammes:

o    Higher Education Planning and Management provides management support services to the higher education system and is responsible for managing government transfers and subsidies to higher education institutions and agencies.

o    Higher Education Policy and Development registers private higher education institutions and liaises with constituencies in higher education.

                                                                             307

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 15.8 HIGHER EDUCATION

SUBPROGRAMME                                                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ----------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

Higher Education Planning and           8 039 246   8 947 069   9 905 768      10 800 918   11 797 617   12 812 021   13 829 464
Management
Higher Education Policy and                 4 231       5 498       5 623           7 236        9 176        9 598       10 087
Development
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   8 043 477   8 952 567   9 911 391      10 808 154   11 806 793   12 821 619   13 839 551
================================================================================================================================
Change to 2005 Budget estimate                                                    (1 410)      353 558      652 278    1 006 469
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           10 429      12 170      12 223          15 857       23 364       23 096       23 205
Compensation of employees                   7 466       9 443       9 604          11 422       13 283       13 806       14 427
Goods and services                          2 959       2 727       2 616           4 435       10 081        9 290        8 778
of which:
Consultants, contractors and special          423         288          41             130        3 001        2 103        2 419
services
Travel and subsistence                        855       1 203       1 270           2 259        4 074        3 688        3 876
Financial transactions in assets and            4          --           3              --           --           --           --
liabilities
TRANSFERS AND SUBSIDIES                 8 032 828   8 939 858   9 898 921      10 792 025   11 782 910   12 798 145   13 815 960
Provinces and municipalities                   21          26          29              41           10           --           --
Departmental agencies and accounts        511 018     564 806     594 080         890 740      954 280    1 141 994    1 206 252
Universities and technikons             7 520 276   8 373 458   9 302 907       9 899 491   10 828 620   11 656 151   12 609 708
Foreign governments and                     1 513       1 568       1 904           1 753           --           --           --
international organisations
Households                                     --          --           1              --           --           --           --
PAYMENTS FOR CAPITAL ASSETS                   220         539         247             272          519          378          386
Machinery and equipment                       220         539         183             245          469          352          349
Software and other intangible assets           --          --          64              27           50           26           37
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   8 043 477   8 952 567   9 911 391      10 808 154   11 806 793   12 821 619   13 839 551
================================================================================================================================

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                   511 018     564 806     594 080         890 740      954 280    1 141 994    1 206 252
National Student Financial Aid            500 132     544 893     583 200         864 092      926 378    1 112 697    1 175 267
Scheme
Council on Higher Education                10 886      19 913      10 880          26 648       27 902       29 297       30 985
UNIVERSITIES AND TECHNIKONS
CURRENT                                 7 343 499   8 204 862   9 164 718       9 769 598   10 728 394   11 571 151   12 539 708
Higher Education Institutions           7 343 499   8 204 862   9 164 718       9 769 598   10 728 394   11 571 151   12 539 708
CAPITAL                                   176 777     168 596     138 189         129 893      100 226       85 000       70 000
Higher Education Institutions             176 777     168 596     138 189         129 893      100 226       85 000       70 000
FOREIGN GOVERNMENTS AND INTERNATIONAL
ORGANISATIONS
CURRENT                                     1 513        1568       1 904           1 753           --           --           --
Fulbright Commission                        1 513       1 568       1 654           1 753           --           --           --
Association for African Universities           --          --         250              --           --           --           --
--------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure consists mainly of transfer payments to higher education institutions and the National Student Financial Aid Scheme. Expenditure is
expected to grow steadily at an average annual rate of 8,6 per cent over the
2006 MTEF. Due to the additional allocation for subsidies to higher education institutions, the growth rate in transfer payments to higher education institutions remains stable, at an annual average of 9 per cent, over the seven-year period.

                                                              Vote 15: Education

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The Higher Education programme met most of its targets during 2005.

Progress with higher education institution mergers

The five mergers for 2005 took place as planned, resulting in a new institutional landscape of 23 institutions compared to the original 36. Interim councils and interim management for the merged institutions are also in place and considerable progress has been made in integrating key administrative systems, policies and procedures. Most institutions have progressed well in harmonising conditions of service and benefits, with three having completed the process. Proposals have been developed for consolidating academic programmes and structures, and these will be implemented in the coming years.

Frameworks for funding and enrolment planning

The funding framework was consolidated and proposals for sustainable student enrolment planning for higher education were made early in 2005. The enrolment planning framework will only be finalised late in 2006, after discussion and consultation with all higher education institutions.

The total allocation to the National Student Financial Aid Scheme increased to
R1,164 billion in 2005, which enabled about 114 000 poor but academically able students to pursue higher education studies. R60 million of the allocation was allocated to high-priority teacher education programmes.

SELECTED MEDIUM-TERM OUTPUT TARGETS

HIGHER EDUCATION

MEASURABLE OBJECTIVE: Improve the access, efficiency and outputs of the higher education system through governance, planning, monitoring, and financing frameworks.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                OUTPUT                                 MEASURE/INDICATOR                              TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Higher Education Planning   Reviewed funding of higher education   Approved changes in the funding framework      By September 2006
and Management              and performance indicators for the     implemented
                            higher education system                Performance indicators (including equity and   By December 2006
                                                                   graduation rates developed
-----------------------------------------------------------------------------------------------------------------------------------
Higher Education Policy     Policy and frameworks for creative     Policy for measurement of research outputs     By July 2006
and Development             and performing arts                    for performing and creative arts revised
                            Registration of private higher         Review report on regulatory framework for      March 2007
                            education institutions, including      the registration of private higher education
                            their annual reporting framework and   institutions produced
                            instruments
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 7: AUXILIARY AND ASSOCIATED SERVICES

The Auxiliary and Associated Services programme co-ordinates and promotes effective international relations, gives support and advisory services to provincial education departments, monitors provincial budgets and cash flows, and manages donor and conditional grant funding.

There are two subprogrammes:

o    International Relations and UNESCO develops, promotes and cultivates international relations, and supports the UN Educational, Scientific and
     Cultural Organisation (UNESCO) in the education sector.

o    Financial Support Services monitors provincial budgets and cash flows, provides support and advice to provincial education departments for overall management, organisational structures

                                                                             309

2006 Estimates of National Expenditure

     and all aspects of corporate services, and manages, monitors and reports on donor and conditional grant funding.

EXPENDITURE ESTIMATES

TABLE 15.9 AUXILIARY AND ASSOCIATED SERVICES

SUBPROGRAMME                                                              ADJUSTED           MEDIUM-TERM
                                             AUDITED OUTCOME         APPROPRIATION      EXPENDITURE ESTIMATE
                                       -------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06   2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

International Relations and UNESCO      16 536    19 564     8 112          15 169    21 289    18 485    19 326
Financial Support Services             246 335   221 391    46 573           8 685    17 854    18 841    19 993
----------------------------------------------------------------------------------------------------------------
TOTAL                                  262 871   240 955    54 685          23 854    39 143    37 326    39 319
================================================================================================================
Change to 2005 Budget estimate                                               2 810    16 119    12 901    13 562
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        22 189     16046    29 245          14 798    29 246    26 591    28 089
Compensation of employees                5 456     7 059     8 368          10 004    10 688    11 108    11 608
Goods and services                      16 733     8 987     2 876           4 794    18 558    15 483    16 481
of which:
Computer Services                           --        --         2              20    10 225    10 912    11 691
Consultants, contractors and special    12 939     3 321       311             235       448       616       641
services
Inventory                                   84       117        83             658       470       364       410
Travel and subsistence                   1 862     4 361     2 103           3 094     2 407     2 581     2 663
Financial transactions in assets and        --        --    18 001              --        --        --        --
liabilities
TRANSFERS AND SUBSIDIES                240 680   224 661    25 269           8 854     9 647    10 521    11 003
Provinces and municipalities           228 336   212 750    21 706              34         8        --        --
Foreign governments and                 12 344    11 910     3 563           8 820     9 639    10 521    11 003
international organisations
Households                                  --         1        --              --        --        --        --
PAYMENTS FOR CAPITAL ASSETS                  2       248       171             202       250       214       227
Machinery and equipment                      2       248       171             202       205       166       179
Software and other intangible assets        --        --        --              --        45        48        48
----------------------------------------------------------------------------------------------------------------
TOTAL                                  262 871   240 955    54 685          23 854    39 143    37 326    39 319
================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:

PROVINCES

CURRENT                                228 320   212 731    21 683              --        --        --        --
Financial Management and Quality       228 320   212 731    21 683              --        --        --        --
Enhancement
FOREIGN GOVERNMENTS AND INTERNATIONAL
ORGANISATIONS
CURRENT                                 12 344    11 910     3 563           8 820     9 639    10 521    11 003
UNESCO (United Nations                  11 844    10 910     2 553           7 200     7 919     8 711     9 103
Educational Scientific and Cultural
Organisation)
Commonwealth of Learning                   500     1 000     1 000           1 300     1 400     1 450     1 500
Association for the Development of          --        --        10              10        10        10        10
Education in Africa
India-Brazil-South Africa Trilateral        --        --        --             310       310       350       390
Commission
----------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The substantial drop in expenditure in 2004/05 is due mainly to the phasing out of the financial management and quality enhancement conditional grant to provinces, under the Financial Support Services subprogramme. There was also a sharp decrease in the annual membership fee to

                                                              Vote 15: Education

UNESCO during 2004/05. The decline was influenced by exchange rate movements and because the USA joined UNESCO as a new member country and makes large contributions. The increased expenditure over the 2006 MTEF can mainly be attributed to budget monitoring and support activities to provincial education departments.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

During the period under review, the programme met most of its targets, including establishing a customer care centre to minimise undue delays in responding to public queries.

The department launched the UN Literacy Decade and the UN Decade on Education
for Sustainable Development. The department also facilitated inputs by various stakeholders into the conventions on heritage and cultural diversity, and co-ordinated a paper on the information society that was submitted to the world summit.

During 2005, the Financial Support Services subprogramme gave priority to monitoring, evaluating and reporting on the procurement, distribution and retrieval of learning and teaching support materials. The subprogramme also gave administrative support to public entities and provincial education departments, including evaluating the CEO and other management posts in three public entities and auditing outstanding disciplinary cases in the Eastern Cape department of education.

SELECTED MEDIUM-TERM OUTPUT TARGETS

AUXILIARY AND ASSOCIATED SERVICES

MEASURABLE OBJECTIVE: Improve effective international relations, monitor and report on budgets, cash flow, donor and grant funding, provide financial support and advisory services to education departments.

----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                  OUTPUT                           MEASURE/INDICATOR                     TARGET
----------------------------------------------------------------------------------------------------------------------

Financial Support Services    Reports on the use of donor      Frequency of progress reports on      Quarterly
                              funds and conditional grants,    conditional grants and donor funds
                              provincial expenditure and       submitted to the minister, donors,
                              performance, and the             the National Council of Provinces
                              administrative capacity of       and National Treasury
                              provincial education
                              departments

                                                               Frequency of reports to the           Monthly
                                                               minister on provincial financial
                                                               performance

                                                               Database for donor funds compiled     By June 2006

                                                               Framework established for the         By September 2007
                                                               monitoring administrative capacity
                                                               of provinces

                              Improved procurement,            Monitoring tool refined and report    By January 2007
                              distribution and retrieval       submitted to minister
                              system for learning and
                              teaching support materials
----------------------------------------------------------------------------------------------------------------------
International Relations and   Procedural guidelines on         Guidelines developed for              By December 2006
UNESCO                        educational                      educational co-operation
                              co-operation                     internationally and in Africa

                              UNESCO programmes and projects   UNESCO activities within              By March 2007
                                                               national departments, co-operating
                                                               organisations and civil society
                                                               integrated
----------------------------------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

COUNCIL ON HIGHER EDUCATION

The Council on Higher Education (CHE) was established in terms of the Higher
Education Act (1997) and is responsible for:

o    advising the minister on all policy matters related to higher education

o    executive responsibility for quality assurance in higher education and training

                                                                             311

2006 Estimates of National Expenditure

o    monitoring and evaluating the achievement of policy goals and objectives, including reporting on the state of South African higher education

o    promoting students' access to higher education.

The CHE also publishes an annual report on the state of higher education for submission to Parliament, and convenes an annual summit of higher education stakeholders. In addition, the council has been given the mandate to accredit private providers and programmes for quality assurance.

Transfers to the CHE will be R27,9 million in 2006/07, R29,3 million in 2007/08 and R31 million in 2008/09. Other revenue comprises donor funds and interest on investments. This allows the council to run a small surplus after expenses. The balance sheet shows a strong asset position, with investments projected at about
R30 million in 2008/09 compared to liabilities of less than R2 million.

In 2006, the CHE will advise the minister on, in particular, the appropriate scope and structure of the higher education system, language policy, new funding arrangements for higher education, and new academic policies.

TABLE 15.10 FINANCIAL SUMMARY FOR THE COUNCIL ON HIGHER EDUCATION (CHE)

                                                OUTCOME                         MEDIUM-TERM ESTIMATE
                                       -------------------------              ------------------------
                                       AUDITED  AUDITED  AUDITED  ESTIMATED
                                                                   OUTCOME
                                       ---------------------------------------------------------------
R Thousand                             2002/03  2003/04  2004/05   2005/06   2006/07  2007/08  2008/09
------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                          3 896    3 385    3 264     2 776     3 275    3 500    3 500
Sale of goods and services other than       --       --       --        --        --       --       --
capital assets
of which:
Other non-tax revenue                    3 896    3 385    3 264     2 776     3 275    3 500    3 500
TRANSFERS RECEIVED                      16 810   20 282   22 460    30 527    30 668   30 297   30 985
------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           20 706   23 667   25 724    33 303    33 943   33 797   34 485
======================================================================================================
EXPENSES
CURRENT EXPENSE                         16 489   18 898   23 305    27 080    27 952   30 537   31 365
Compensation of employees                6 243    7 908   10 373    10 647    11 253   11 917   12 379
Goods and services                      10 045   10 735   12 586    16 070    16 300   18 181   18 498
Depreciation                               201      255      346       363       399      439      488
Interest, dividends and rent on land        --       --       --        --        --       --       --
TRANSFERS AND SUBSIDIES                     22      156      162       163       174      200      215
------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          16 511   19 054   23 467    27 243    28 126   30 737   31 580
======================================================================================================
SURPLUS / (DEFICIT)                      4 195    4 613    2 257     6 060     5 817    3 060    2 905
======================================================================================================

BALANCE SHEET SUMMARY
------------------------------------------------------------------------------------------------------
Carrying value of assets                   762      894    1 127     1 237     1 300    1 412    1 351
Investments                             14 568   20 893   13 872    21 261    25 298   27 519   30 351
Receivables and prepayments                483    1 330    1 698        78       137      147      152
Cash and cash equivalents                    9      798    1 546       496       978      895    1 125
------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            15 822   23 915   18 243    23 072    27 713   29 973   32 979
======================================================================================================
Capital and reserves                    10 817   11 275   13 534    19 592    25 409   28 469   31 374
Trade and other payables                 4 930   12 567    4 239     2 959     1 504      704      755
Provisions                                  75       73      470       521       800      800      850
------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES            15 822   23 915   18 243    23 072    27 713   29 973   32 979
======================================================================================================

Data provided by the Council on Higher Education

                                                              Vote 15: Education

EDUCATION LABOUR RELATIONS COUNCIL

The Education Labour Relations Council (ELRC) is a statutory bargaining council in the public education sector established in terms of the Labour Relations Act
(1995). It is responsible for negotiating agreements on matters of mutual interest and settling disputes between parties to the council. It also analyses
South African education, and keeps abreast of international developments and trends.

The council does not receive transfers from the department, but earns revenue through levies on employees and employers, and interest on investments.

During 2005, the Human Sciences Research Council presented its research findings commissioned by the ELRC, on what determines the supply and demand of educators.
The initial findings on post-provisioning norms and workloads for educators were also presented to the council. The research has implications beyond the education sector. It is currently in an advanced stage and is due to be completed this year.

In 2006, the ELRC will continue to build an effective, efficient and caring council that aims to deliver labour peace and a better quality of education by resolving disputes and facilitating effective negotiations.

GENERAL AND FURTHER EDUCATION AND TRAINING QUALITY ASSURANCE COUNCIL

The General and Further Education and Training Quality Assurance Council, also known as Umalusi, was established in terms of the General and Further Education and Training Quality Assurance Act (2001). Its major functions: monitoring the suitability and adequacy of standards and qualifications; assuring the quality of learner assessments at exit points; and promoting quality improvement among providers of education in these bands.

In 2005, the criteria for the moderation of question papers were revised and the assessment outcomes for the vocational education and training exams and the adult basic education and training (ABET) exams were standardised. Moderator training workshops for each of these were convened, and the moderation of assessment instruments for 2006 exams is in progress. The qualifications and assessment committee has approved a policy on concessions and directives for reporting irregularities. Furthermore, Umalusi evaluated and reported on 180 schools and 40 ABET and 40 FET provider portfolios. A total of 11 assessment bodies were evaluated.

In 2006, Umalusi will be responsible for: improving and maintaining a system for quality assuring qualifications, programmes and assessment; establishing a system for evaluation and accreditation; and establishing, maintaining and improving the IT system and certification of learner achievements.

Transfers to Umalusi will be R7,4 million in 2006/07, R7,7 million in 2007/08 and R7,9 million in 2008/09. Other revenue sources include fees charged for issuing certificates, and accrediting service providers, and interest on investments. Allowance has been made for an inflationary growth in expenses in line with historic expenditure. The estimated outcome for 2005/06 shows a deficit of R500 000. This is expected to improve over the 2006 MTEF. Moreover, the small deficit poses little risk when compared to the strong asset position, with R12 million in investments and over R4 million in cash.

                                                                             313

2006 Estimates of National Expenditure

TABLE 15.11 FINANCIAL SUMMARY FOR THE GENERAL AND FURTHER EDUCATION AND TRAINING
QUALITY ASSURANCE COUNCIL

                                                  OUTCOME                             MEDIUM-TERM ESTIMATE
                                        ---------------------------               ---------------------------
                                        AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                       OUTCOME
                                        ---------------------------------------------------------------------
R thousand                              2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                           7 856    11 791     8 164      16 713    22 082    27 552    32 555
Sale of goods and services other than     6 644    10 733     7 228      15 513    21 553    26 944    31 855
capital assets
of which:
Admin fees                                6 644    10 733     7 228      15 513    21 553    26 944    31 855
Other non-tax revenue                     1 212     1 058       936       1 200       529       608       700
TRANSFERS RECEIVED                        5 902     6 286    15 384       8 446     7 432     7 652     7 929
-------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                            13 758    18 077    23 548      25 159    29 514    35 204    40 484
=============================================================================================================
EXPENSES
CURRENT EXPENSE                          14 400    15 661    18 341      25 547    29 573    35 263    40 394
Compensation of employees                 5 274     6 152     9 043      10 080    11 994    13 793    15 862
Goods and services                        8 729     9 106     8 719      14 856    17 264    21 117    24 283
Depreciation                                397       403       579         611       315       353       249
Interest, dividends and rent on land         --        --        --          --        --        --        --
TRANSFERS AND SUBSIDIES                      48        45        50         123       141       162       187
-------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                           14 448    15 706    18 391      25 670    29 714    35 425    40 581
=============================================================================================================
SURPLUS / (DEFICIT)                       (690)     2 371     5 157       (511)     (200)     (221)      (97)
=============================================================================================================
BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------
Carrying value of assets                    549       966     1 278         713     1 124     1 218     1 474
Investments                              10 109     7 460    11 500      12 000    12 000    12 000    12 000
Receivables and prepayments                 454     2 443       805         926     1 065     1 172     1 289
Cash and cash equivalents                   835     2 245     5 421       5 058     4 562     4 379     4 178
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             11 947    13 114    19 004      18 697    18 751    18 769    18 941
=============================================================================================================
Capital and reserves                      9 177    11 548    16 705      16 194    15 994    15 773    15 676
Trade and other payables                  2 396     1 032     1 464       1 584     1 746     1 884     2 042
Provisions                                  374       534       835         919     1 011     1 112     1 223
-------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             11 947    13 114    19 004      18 697    18 751    18 769    18 941
=============================================================================================================

Data provided by the Umalusi Council of Quality Assurance and Further Education
and Training

NATIONAL STUDENT FINANCIAL AID SCHEME

The National Student Financial Aid Scheme (NSFAS), which was established in terms of the National Student Financial Aid Scheme Act (1999), is responsible for: administering and allocating loans and bursaries to eligible students;
developing criteria and conditions for granting loans and bursaries in consultation with the minister; raising funds; recovering loans; maintaining and analysing a database; and doing research on using financial resources more effectively. The NSFAS also advises the minister on student financial aid.

In 2005, for the first time, NSFAS made advance payments available to institutions to cover upfront payments for those students who were likely to be
NSFAS recipients. The success of this process is currently being evaluated. The total awards amount managed by the NSFAS for 2005 was approximately R1,2 billion.

Transfers to NSFAS will be R926,4 million in 2006/07, R1,1 billion in 2007/08 and R1,2 billion in 2008/09. Other revenue comprises donor funds, the repayment of study loans and interest on investments. This combined revenue leaves the
NSFAS with a large surplus of about R1 billion. This is partly explained by the improved recovery of loans, with recoveries in excess of R20 million per
month.In 2006, the NSFAS will continue to make it possible for the rural poor, the disadvantaged, disabled persons and women to access higher education. It is developing a new allocations formula, in line with higher education needs and transformation imperatives, for the equitable distribution of funds.

                                                              Vote 15: Education

TABLE 15.12 FINANCIAL SUMMARY FOR THE NATIONAL STUDENT FINANCIAL AID SCHEME
(NSFAS)

                                                     OUTCOME                                   MEDIUM-TERM ESTIMATE
                                        ---------------------------------               ---------------------------------
                                          AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                             OUTCOME
                                        ---------------------------------------------------------------------------------
R Thousand                                2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                            60 480     164 498     240 429     295 550     317 400     339 300     362 200
Sale of goods and services other than          --          --          --          --          --          --          --
capital assets
Other non-tax revenue                      60 480     164 498     240 429     295 550     317 400     339 300     362 200
Interest on investments                    27 965      33 654      31 838      35 000      37 000      39 000      42 000
Interest on loans advanced                 32 508     130 680     208 591     260 000     280 000     300 000     320 000
Other                                           7         164          --         550         400         300         200
TRANSFERS RECEIVED                        591 562     719 116     737 673   1 025 961   1 108 696   1 321 521   1 432 000
-------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                             652 042     883 614     978 102   1 321 511   1 426 096   1 660 821   1 794 200
=========================================================================================================================
EXPENSES
CURRENT EXPENSE                            38 674     947 651    (60 433)      33 626      37 162      41 044      44 709
Compensation of employees                   5 597       6 326       7 334      11 441      13 069      14 225      15 557
Goods and services                         32 090     940 628    (68 680)      21 210      23 098      25 804      28 117
Depreciation                                  987         697         913         975         995       1 015       1 035
Interest, dividends and rent on land           --          --          --          --          --          --          --
TRANSFERS AND SUBSIDIES                   211 330     252 711     302 715     362 653     434 071     519 540     621 842
-------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                            250 004   1 200 362     242 282     396 279     471 234     560 584     666 551
=========================================================================================================================
SURPLUS / (DEFICIT)                       402 038   (316 748)     735 820     925 232     954 862   1 100 237   1 127 649
=========================================================================================================================

BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                    1 879       5 826       5 795       6 055       6 535       6 417       6 293
Long term investments                     366 526     341 503     342 802     350 000     400 000     450 000     500 000
Loans                                   2 143 150   1 985 971   2 709 023   3 622 910   4 516 900   5 527 721   6 571 526
Receivables and prepayments                27 146      29 512      24 026      25 300      25 320      25 350      25 380
Cash and cash equivalents                     443          29          79          51          51          51          51
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            2 539 144   2 362 841   3 081 725   4 004 316   4 948 806   6 009 539   7 103 250
=========================================================================================================================
Capital and reserves                    2 432 113   2 327 983   3 062 898   4 003 116   4 947 426   6 008 079   7 101 710
Borrowings                                    433           4          --          --          --          --          --
Trade and other payables                    6 092      10 400       7 141         800       1 000       1 100       1 200
Provisions                                100 506      24 454      11 686         400         380         360         340
-------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES            2 539 144   2 362 841   3 081 725   4 004 316   4 948 806   6 009 539   7 103 250
=========================================================================================================================

Data provided by the National Student Financial Aid Scheme

SOUTH AFRICAN COUNCIL FOR EDUCATORS

The South African Council for Educators (SACE) was established in terms of the
South African Council for Educators Act (2000) and is responsible for the registration, promotion and professional development of educators, and for setting, maintaining and protecting their ethical and professional standards.
8 966 educators were registered at SACE in 2005, bringing the total to 473 925 registered educators.

The council does not receive funds from the department, and relies on membership fees from educators and interest on investments.

                                                                             315

2006 Estimates of National Expenditure

SOUTH AFRICAN QUALIFICATIONS AUTHORITY

The South African Qualifications Authority (SAQA) is a statutory body established in terms of the South African Qualifications Authority Act (1995).
SAQA focuses on ensuring access, quality, redress and development for all learners, through an integrated national framework of learning achievements. It has three main deliverables: registering qualifications and standards on the national qualifications framework, establishing a system-wide quality assurance system; and establishing a national learners' record database.

In 2005, SAQA's new standard setting system was implemented, a discussion document for rationalising qualifications on the NQF was developed, the unit standards project (the checking of all registered unit standards) was completed, and the mathematics fundamentals for level 4 qualifications were checked and cleared. The loading of Umalusi senior certificate data was also completed and
5,5 million learner records are now in the national learners' records database.
Furthermore, 1 902 applications were registered and 1 526 certificates of evaluation were issued to individuals.

In 2006, SAQA will continue to provide leadership and professional expertise to ensure that high-quality, nationally relevant and internationally comparable unit standards and qualifications are registered on the NQF. SAQA has an important role to play in the effort to develop appropriate scarce skills, particularly in technical fields. In this context, the NQF will remain a priority, and SAQA will continue to target strategic areas for skills development such as the further education and training sector.

Transfers to SAQA will be R34 million in 2006/07, R35,7 million in 2007/08 and
R37,3 million in 2008/09. Other revenue comprises donor funds, fees charged for processing private higher education institutions' applications, and interest on investments, allowing SAQA to maintain a small surplus of about R1 million over the MTEF.

TABLE 15.13 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN QUALIFICATIONS AUTHORITY
(SAQA)

                                                  OUTCOME                             MEDIUM-TERM ESTIMATE
                                        ---------------------------               ---------------------------
                                        AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                       OUTCOME
                                        ---------------------------------------------------------------------
R thousand                              2002/03   2003/04   2004/05    2005/06    2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                           5 690     3 858     4 744      6 479     12 648     6 298     6 587
Sale of goods and services other than     5 057     2 365     2 440      2 373      2 953     3 101     3 225
capital assets
of which:
Non-market est. sales                     5 057     2 365     2 440      2 373      2 953     3 101     3 225
Other non-tax revenue                       633     1 493     2 304      4 106      9 695     3 197     3 362
TRANSFERS RECEIVED                       35 108    35 747    45 913     61 703     38 391    38 691    39 297
-------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                            40 798    39 605    50 656     68 182     51 039    44 989    45 884
=============================================================================================================
EXPENSES
CURRENT EXPENSE                          38 204    40 516    48 011     64 369     49 528    43 075    44 313
Compensation of employees                14 831    16 665    17 722     23 344     23 983    17 268    17 527
Goods and services                       18 638    18 981    25 320     36 057     20 488    20 681    21 661
Depreciation                              4 735     4 869     4 968      4 968      5 058     5 126     5 125
Interest, dividends and rent on land         --        --        --         --         --        --        --
TRANSFERS AND SUBSIDIES                     191       271       447        507        467       486       505
-------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                           38 395    40 786    48 458     64 877     49 995    43 561    44 818
=============================================================================================================
SURPLUS / (DEFICIT)                       2 403   (1 182)     2 198      3 306      1 044     1 428     1 066
=============================================================================================================

                                                              Vote 15: Education

TABLE 15.13 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN QUALIFICATIONS AUTHORITY
(SAQA) (CONTINUED)

                                         OUTCOME                             MEDIUM-TERM ESTIMATE
                               ---------------------------               ---------------------------
                               AUDITED   AUDITED   AUDITED   ESTIMATED
                                                              OUTCOME
                               ---------------------------------------------------------------------
R thousand                     2002/03   2003/04   2004/05    2005/06    2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets        29 340    30 226    26 104     25 732     21 718    18 020    13 961
Inventory                           78        70       109        109        109       109       109
Receivables and prepayments      1 083     1 398     2 054      2 054      2 054     2 054     2 055
Cash and cash equivalents       36 825    14 190    30 370      1 235      1 130     5 356    15 524
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                    67 326    45 883    58 639     29 131     25 012    25 540    31 650
====================================================================================================
Capital and reserves            33 065    27 463    25 786     24 140     20 021    20 548    26 659
Trade and other payables        33 933    17 187    31 606      3 746      3 746     3 746     3 746
Provisions                         328     1 233     1 246      1 246      1 246     1 246     1 246
----------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES    67 326    45 883    58 639     29 131     25 012    25 540    31 650
====================================================================================================

Data provided by the South African Qualifications Authority

                                                                             317

2006 Estimates of National Expenditure

ANNEXURE

VOTE 15: EDUCATION

Table 15.A: Summary of expenditure trends and estimates per programme and economic classification

Table 15.B: Summary of personnel numbers and compensation of employees

Table 15.C: Summary of expenditure on training

Table 15.D: Summary of conditional grants to provinces and local government
            (municipalities)

Table 15.E: Summary of official development assistance expenditure

Table 15.F: Summary of departmental public private partnership projects

Table 15.G: Summary of financial assistance to higher education institutions,
            2005/06

Table 15.H: Summary of financial assistance to higher education institutions,
            2006/07

                                                              Vote 15: Education

TABLE 15.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

PROGRAMME                              APPROPRIATION          AUDITED              APPROPRIATION                 REVISED
                                    MAIN       ADJUSTED       OUTCOME      MAIN      ADDITIONAL    ADJUSTED     ESTIMATE
                                 ----------------------------------------------------------------------------------------
R thousand                               2004/05             2004/05                  2005/06                     2005/06
-------------------------------------------------------------------------------------------------------------------------

1. Administration                   106 231      119 876       99 591      132 956      (8 215)      124 741      117 257
2. System Planning and               33 611       35 628       22 402       36 898        5 390       42 288       41 323
   Monitoring
3. General Education                215 892      232 666      223 083      225 098       24 622      249 720      247 825
4. Further Education and            179 614      183 431      150 364      211 909       12 075      223 984      221 484
   Training
5. Quality Promotion and            874 244      903 561      878 863      959 595      197 580    1 157 175    1 144 957
   Development
6. Higher Education               9 908 545    9 908 521    9 911 391   10 809 564      (1 410)   10 808 154   10 806 691
7. Auxiliary and Associated          26 820       36 870       54 685       21 044        2 810       23 854       32 197
   Services
-------------------------------------------------------------------------------------------------------------------------
TOTAL                            11 344 957   11 420 553   11 340 379   12 397 064      232 852   12 629 916   12 611 734
=========================================================================================================================

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                    443 333      496 381      400 071      463 424       62 158      525 582      510 000
Compensation of employees           199 084      212 833      174 565      205 511      (8 312)      197 199      189 199
Goods and services                  244 249      283 548      200 443      257 913       70 470      328 383      320 801
Financial transactions in                --           --       25 063           --           --           --           --
assets and liabilities
TRANSFERS AND SUBSIDIES          10 896 351   10 913 490   10 933 174   11 889 082      200 926   12 090 008   12 090 008
Provinces and municipalities        961 277      991 100      991 023    1 048 936      200 136    1 249 072    1 249 072
Departmental agencies and           617 816      617 622      632 622      930 592            6      930 598      930 598
accounts
Universities and technikons       9 300 504    9 300 504    9 302 907    9 899 491           --    9 899 491    9 899 491
Foreign governments and              16 754        4 264        5 529       10 063          610       10 673       10 673
international organisations
Households                               --           --        1 093           --          174          174          174
PAYMENTS FOR CAPITAL ASSETS           5 273       10 682        7 134       44 558     (30 232)       14 326       11 726
Buildings and other fixed                --           --           --       27 170     (27 170)           --           --
structures
Machinery and equipment               5 273       10 682        5 906       17 388      (3 978)       13 410       10 810
Software and intangible assets           --           --        1 228           --          916          916          916
-------------------------------------------------------------------------------------------------------------------------
TOTAL                            11 344 957   11 420 553   11 340 379   12 397 064      232 852   12 629 916   12 611 734
=========================================================================================================================

TABLE 15.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                                   ADJUSTED
                                                 AUDITED OUTCOME              APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                                -------------------------------------------------------------------------------
                                                2002/03   2003/04   2004/05         2005/06       2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)                        93 579   109 244   122 718         146 498       165 884   172 153   180 174
Unit cost (R thousand)                              207       200       196             211           218       227       237
Compensation as % of total                        69.1%     67.9%     70.3%           74.3%         76.1%     76.0%     76.4%
Personnel numbers (head                             453       546       626             693           760       760       760
count)
B. PART-TIME AND TEMPORARY CONTRACT EMPLOYEES
Compensation (R thousand)                        41 858    51 737    50 791          48 835        50 029    52 299    53 569
Unit cost (R thousand)                              242       575       260             334           325       340       348
Compensation as % of total                        30.9%     32.1%     29.1%           24.8%         23.0%     23.1%     22.7%
Personnel numbers (head                             173        90       195             146           154       154       154
count)
-------------------------------------------------------------------------------------------------------------------------------

                                                                             319

2006 Estimates of National Expenditure

TABLE 15.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES
(CONTINUED)

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

C. INTERNS
Compensation of interns               --        --     1 056           1 866        1 941     2 018     2 099
(R thousand)
Unit cost (R thousand)                24        27        28              29           30
Number of interns                     --        --        44              69           70        70        70
----------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)        135 437   160 981   174 565         197 199      217 854   226 470   235 842
UNIT COST (R THOUSAND)               216       253       202             217          221       230       240
PERSONNEL NUMBERS                    626       636       865             908          984       984       984
(HEAD COUNT)
----------------------------------------------------------------------------------------------------------------

TABLE 15.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)           2 366     1 201       280           1 460        1 888     2 104     2 015
Number of employees trained          366       112       263             244          270       262       251
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)             280     4 915       217             322          401       415       429
Number of employees                    9        28        16              15           34        34        33
(head count)
----------------------------------------------------------------------------------------------------------------
TOTAL                              2 646     6 116       497           1 782        2 289     2 519     2 444
NUMBER OF EMPLOYEES                  375       140       279             259          304       296       284
================================================================================================================

TABLE 15.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT
(MUNICIPALITIES)(1)

                                                                              ADJUSTED
                                                AUDITED OUTCOME          APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                         ---------------------------------------------------------------------------------
R thousand                               2002/03    2003/04    2004/05         2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO PROVINCES
3. GENERAL EDUCATION
HIV and Aids (Life Skills Education)     133 458     126 049   134 151         136 293     144 471     151 696     161 904
Grant
Early Childhood Development               53 000      85 530     2 470              --          --          --          --
4. FURTHER EDUCATION AND TRAINING
Further Education and Training College        --          --        --              --     470 000     595 000     795 000
Sector Recapitalisation Grant
5. QUALITY PROMOTION AND DEVELOPMENT
National School Nutrition Programme      521 322     711 620   832 200       1 112 151   1 098 036   1 152 938   1 238 487
Grant
7. AUXILIARY AND ASSOCIATED SERVICES
Financial Management and Quality         228 320     212 731    21 683              --          --          --          --
Enhancement in Education
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                    936 100   1 135 930   990 504       1 248 444   1 712 507   1 899 634   2 195 391
==========================================================================================================================

(1) Detail provided in the Division of Revenue Act (2006).

                                                              Vote 15: Education

TABLE 15.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR                PROJECT                 CASH/                                      ADJUSTED
                                             KIND            AUDITED OUTCOME       APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                                        ---------------------------------------------------------------------------
R thousand                                              2002/03  2003/04  2004/05        2005/06       2006/07  2007/08  2008/09
-----------------------------------------------------------------------------------------------------------------------------------

LOCAL
Billiton             Special advisors for    Kind         2 000       --       --             --            --       --       --
                     Minister
Education Labour     Umalusi Conference      Cash            --      200       --             --            --       --       --
Relations Council
Education Labour     Tirisano School         Cash            --    4 933       --             --            --       --       --
                     Choral
Relations Council    Eisteddfod and HIV
                     and Aids
Education Labour     Amount included in      Cash            --   14 202       --             --            --       --       --
                     the
Relations Council    Adjustments Estimate
Education Labour     Ikhwelo                 Cash            --       --   12 000             --            --       --       --
Relations Council
Education Labour     Historical records &    Cash            --       --    1 096             --            --       --       --
Relations Council    security system of
                     examination function
Education Labour     School enrichment and   Cash            --       --    1 106             --            --       --       --
Relations Council    gender equity
First National Bank  Tirisano School Choral  Kind         5 000       --       --             --            --       --       --
                     Eisteddfod
Multi Choice         Teacher Awards          Cash           300       --      400             --            --       --       --
Old Mutual           Teacher Awards          Cash           400       --       --             --            --       --       --
Spoornet             Heritage Celebration    Kind           800    1 982    1 250             --            --       --       --
FOREIGN
Belgium              Whole School            Cash            --       --      100             --            --       --       --
                     Development
Belgium-Flenders     Development of Phase    Cash            --       --       --             --         3 500    2 000      900
                     3&4 of Quality
                     Promotion
                     and Assurance
                     Monitoring
                     and Evaluation system
Carnegie             History Project         Kind         3 605       --       --             --            --       --       --
Carnegie             South Africa            Kind            --    5 070    2 188          7 781         8 520    6 602       --
                     undergraduate Women's
                     Scholarship Programme
DANCED               KZN Literacy            Cash            87      566      339          1 500            --       --       --
                     initiative programme
DANCED               National Environment    Cash            84        1      628             --            --       --       --
                     Education Programme
DANCED               NEEP Co-ordinator       Cash            --      776       --             --            --       --       --
                     salary
DANCED               NEEP GET Project        Kind         3 774       --       --             --            --       --       --
DFID                 2nd Commonwealth of     Kind         1 057    1 057       --             --            --       --       --
                     Learning
DFID                 Accelerated             Cash            --       --       --             --        10 000       --       --
                     Certificate in
                     Education (ACE)
DFID                 ACE on Values and       Kind            69       --       --             --            --       --       --
                     Human Rights
DFID                 Advance Certificate     Kind            --       --       --          4 000            --       --       --
                     in Education
DFID                 CHE                     Kind            --       --    1 260             --            --       --       --
DFID                 Emerging Initiatives    Kind            --    3 817    2 458             --            --       --       --
                     in
                     Education
DFID                 EMIS                    Kind            --    1 115      380          1 000           579       --       --
DFID                 FET Reform of           Kind           465      844      799          2 000         1 500    1 000       --
                     Technical college
DFID                 Higher Education        Kind/Cash    1 863    4 283      732          5 300            --       --       --
DFID                 HIV and AIDS EMIS       Kind            --       --    2 346          1 000           500   78 894       --
DFID                 Language in Education   Kind           273       --       --             --            --       --       --
                     Policy
DFID                 Language Skills         Kind            --      474       72             --            --       --       --
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             321

2006 Estimates of National Expenditure

TABLE 15.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE (CONTINUED)

DONOR                PROJECT                 CASH/                                      ADJUSTED
                                             KIND            AUDITED OUTCOME       APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                                        ---------------------------------------------------------------------------
R thousand                                              2002/03  2003/04  2004/05        2005/06       2006/07  2007/08  2008/09
-----------------------------------------------------------------------------------------------------------------------------------

DFID                 Life skills             Kind            --      386    2 303          1 300         1 300    1 300       --
DFID                 Life skills             Cash            --      253       69             --            --       --       --
DFID                 Mergers of HEI          Cash            --      293      264             --            --       --       --
DFID                 Project Management      Kind           348      460      322             --            --       --       --
DFID                 Race and Values and     Kind            --    3 791    4 059             --            --       --       --
                     Human rights
DFID                 Salary of skills        Cash           316       47       --             --            --       --       --
                     development project
                     co-ordinator
DFID                 Skills development      Kind            78      362       --             --            --       --       --
                     co-ordinator
DFID                 Whole School            Kind         1 523    3 673    4 117             --            --       --       --
                     Evaluation
European Union       Eastern Cape Schools    Cash         (187)    1 089   30 881             --            --       --       --
                     Reconstruction
European Union       EU School Building      Cash            --       --       --            200           200      200       --
                     Programme
European Union       Higher Education HIV    Cash            --       --       --         22 828        22 828   22 828   22 828
                     and Aids
European Union       Implementation of SA    Cash         1 067      850       --             --            --       --       --
                     Schools Act
European Union       SAQA                    Cash        27 626       --    7 444             --            --       --       --
European Union       School Building         Cash            --       --       --        113 100       113 100  113 100       --
                     project:
                     EC/KZN/Limpopo
European Union       School Infrastructure   Cash            --       --       --         44 991       227 080  227 080   10 640
                     Support Programme
European Union       SISP School Building    Cash            --       --       --             --           800  300 000   60 000
                     Programme
European Union       Technical and           Kind            --       --    5 838         16 856        16 856       --       --
                     Business
                     Education Initiative
                     in SA (TABEISA)
European Union       Technical Support       Cash            --    1 835       --             --            --       --       --
European Union       Library books and       Cash        19 627    4 457       --             --            --       --       --
                     training of HDI'S
Finland              Enhancement of the      Kind        13 969       --       --             --            --       --       --
                     Quality of Educators
                     in Higher Education
Finland              First Stage of                          --       --       --             --        37 584       --       --
                     Implementing
                     Education
                     White Paper 6 on
                     Inclusive Education
Finland              ICT in Higher           Kind            --   12 000       --         12 000        12 000       --       --
                     Education
Finnish              Special Needs           Cash            --       --       12         37 584            --       --       --
                     Education
Flemish              Whole School            Cash            --       --       --            750         3 000       --       --
                     Development
France               Curr 2005 RNCS          Cash            --       --    6 684             --            --       --       --
France               Grade 6: Systemic       Cash            --       --       --            600            --       --       --
                     Evaluation
France               Maths and Science       Cash         3 199    1 818      208          2 167            --       --       --
France               System                  Kind            --      179       --             --            --       --       --
France               Training of Education   Cash            --       49        1             --            --       --       --
                     Executives
House of             Cover accommodation     Cash            --       --        1             --            --       --       --
Commons in           expenses
London
Ireland              Refund for Minister     Cash            --       90       --             --            --       --       --
                     and
                     Spouse airtickets and
                     Accommodation
Japan                School Building         Kind            --       --   25 000             --            --       --       --
                     Programme
Japan                World Bank              Cash            --       --       --          6 400            --       --       --
Netherlands          Farmers-task            Cash            --       --       --             --           500       --       --
                     team-farm schools
Netherlands          Framework for Teacher   Cash            --       --       --             --         1 000    1 083    1 084
                     Education
-----------------------------------------------------------------------------------------------------------------------------------

                                                              Vote 15: Education

TABLE 15.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE (CONTINUED)

DONOR              PROJECT                     CASH/                                      ADJUSTED
                                               KIND             AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                                          --------------------------------------------------------------------------
R thousand                                                2002/03  2003/04  2004/05        2005/06      2006/07  2007/08  2008/09
------------------------------------------------------------------------------------------------------------------------------------

Netherlands        Infrastructure management   Cash            --       --       --             --       25 981   29 554   28 154
                   system
Netherlands        Monitoring and              Cash            --       --       --             --        1 000    1 084    1 083
                   Implementation of RNCS
                   teacher development
Netherlands        National Teaching Awards    Cash            --       --       --             --        2 919    3 162    3 163
Netherlands        Physical Planning School    Cash            --       --       --             --        2 200       --       --
                   Infrastructure
Netherlands        Reconstruction of schools   Cash         5 113    6 286       --             --           --       --       --
                   in Limpopo
Netherlands        Sectoral budget support     Cash        52 189   13 527   74 353         61 562       48 000   52 000   52 000
                   programme
Netherlands        Technology and English      Cash            --       --       --             --        5 000    5 417    5 417
                   second Language Projects
Netherlands        Upgrading of                Cash            --       --       --             --       10 800   11 700   11 700
                   un&underqualified
                   educators and MSTP
Netherlands        Education Audits and        Cash            --       --       --             --       15 981   18 721   17 321
Sectoral Budget    Infrastructure Programme
Support (NSBS)
Netherlands        Emerging Initiatives        Cash            --       --       --             --       10 000   10 833   10 833
Sectoral Budget
Support (NSBS)
Netherlands        Mid Term                    Cash            --       --       --             --        1 300       --    1 400
Sectoral Budget
Support (NSBS)
Norway             Higher Education Policy     Kind        23 990   20 380   10 000         10 000       18 330   18 330   18 340
                   (SANTED)
Parliamentary      Parliamentary Millenium     Kind            --       32       --             --           --       --       --
Millenium Project  Project
Royal Netherlans   History Project             Kind            --       --      661             --        2 641       --       --
Embassy
Shuttlelworth      EMGD Standard for           Cash            --       --       --             --          700       --       --
Foundation         Principalship and
                   Management ACE
SIDA               ABET                        Cash         8 117       28       --             --           --       --       --
SIDA               Audit of Special Education  Kind         4 933       32       --             --           --       --       --
                   Provisioning
SIDA               Education Management        Kind         5 253    4 252       --             --           --       --       --
                   Information System
SIDA               EMGD Capacity Building      Kind         5 792      725       --             --           --       --       --
SIDA               Exchange Programme          Cash           203       --       --             --           --       --       --
SIDA               First Stage of              Cash            --       --       --             --       18 420       --       --
                   Implementing Education
                   White Paper 6 on Inclusive
                   Education
SIDA               Gender Equity Programme     Kind         1 938      137       --             --           --       --       --
SIDA               Inclusive Education         Cash            --       --       --         20 870       18 000    2 870       --
SIDA               SANLI                       Cash         1 076       --       --             --           --       --       --
Sweden             Human Resource              Cash            --       --       --             --       12 000   12 676       --
                   Development in 30 nodal
                   area districts and 60
                   schools
Swedish            Special Needs Education     Cash            --       --       11          8 870        5 200    6 800       --
Swiss              Human Rights in the         Cash            --       --       --             --        4 630       --       --
Development        Curriculum
Agency
Swiss              All Africa Minister         Kind            --      500       --             --           --       --       --
Development Corp   Conference on Open &
                   Distance Learning
Swiss              Values in Curriculum        Kind/Cash       --      153    1 852          1 000           --       --       --
Development Corp   Project

                                                                             323

2006 Estimates of National Expenditure

TABLE 15.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE (CONTINUED)

DONOR       PROJECT                       CASH/                                  ADJUSTED
                                          KIND             AUDITED OUTCOME  APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                                          -----------------------------------------------------------------
R thousand                                       2002/03  2003/04  2004/05        2005/06       2006/07  2007/08  2008/09
---------------------------------------------------------------------------------------------------------------------------

Taiwan      Alternatives to Corporal      Cash        --      421       --             --            --       --       --
            Punishment
Taiwan      Brencon Dundee Rotary         Cash        20       --       --             --            --       --       --
            Project
Taiwan      Distribution of NCS           Cash        --       --       --         11 000            --       --       --
            document
Taiwan      NCS Advocacy                  Cash        --       --       --          5 490            --       --       --
USAID       College Fund                  Kind       477      770       --             --            --       --       --
USAID       Development of business       Kind    12 243       --       --             --            --       --       --
            plans for conditional grants
USAID       Grade 6: Systemic             Cash        --       --       --            293            --       --       --
            Evaluation
USAID       Integrated education          Cash        --       --       --             --             1    1 470        1
            programme                                                                               400               543
USAID       IPE-PRYE Donations-           Cash        --       --       --             --           814      381       --
            Result 9&10
USAID       National working group of     Cash       109       --       --             --            --       --       --
            higher education
USAID       Participation of teacher      Kind       811    1 457       --             --            --       --       --
            representatives in C2005
USAID       Policy support for higher     Kind     1 158       --       --             --            --       --       --
            education
USAID       Technical Assistants for      Kind        --       --       --          2 200         2 321    2 449       --
            Policy Costing
USAID       USAID-IEP Project Results     Kind        --       --       --             --           814      381       --
            9&10
World Bank  PHRD Grant                    Cash        --       --    5 153          6 400            --       --       --
World Bank  PHRD Grant: Education         Cash        --       --      179             --            --       --       --
            Africa Reform Programme
World Bank  Cover transort and            Cash        --       --       45             --            --       --       --
            conference cost
SIDA        School Register of needs      Kind     3 386      418       --             --            --       --       --
---------------------------------------------------------------------------------------------------------------------------
TOTAL                                            214 151  120 070  206 611        409 042       669 298  931 915      246
                                                                                                                      406
===========================================================================================================================

TABLE 15.F SUMMARY OF DEPARTMENTAL PUBLIC-PRIVATE PARTNERSHIP PROJECTS

                                                              BUDGET
                                                    TOTAL   EXPENDITURE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                                  COST OF   ----------------------------------------------
R thousand                                        PROJECT       2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------

PROJECTS IN PREPARATION, REGISTERED IN TERMS OF        --         2 000        5 000    52 290    54 643
TREASURY
REGULATION 16 (1)
PPP unitary charge                                     --            --          --     50 290    52 643
Advisory fees                                          --         2 000        5 000     2 000     2 000
----------------------------------------------------------------------------------------------------------
TOTAL                                                  --         2 000        5 000    52 290    54 643
==========================================================================================================

                                                              Vote 15: Education

TABLE 15.G: SUMMARY OF FINANCIAL ASSISTANCE TO HIGHER EDUCATION INSTITUTIONS,
2005/06

HIGHER EDUCATION INSTITUTION             BLOCK GRANT                         EARMARKED GRANT                            TOTAL
                                                      -------------------------------------------------------------------------
                                                      INTEREST AND                                HIGHER EDUCATION
                                                        REDEMPTION  AD HOC          NSFAS           RESTRUCTURING
                                                                            --------------------
                                                                               GENERAL   TEACHER
R thousand                                                                  ALLOCATION  TRAINING
-------------------------------------------------------------------------------------------------------------------------------

Cape Peninsula University of Technology      392 460         8 104      --      44 590     3 155                --     448 309
Cape Town                                    475 040         5 908      --      26 317     2 762                --     510 027
Central University of Technology, Free       144 212         3 161      --      21 907     1 005                --     170 285
State
Durban Institute of Technology               342 855         4 400      --      49 598       225                --     397 078
Fort Hare                                    127 191           900      --      12 335       852                --     141 278
Free State                                   404 871         2 908      --      24 755     3 930                --     436 464
KwaZulu-Natal                                712 935         9 554      --      62 976     3 590                --     789 055
Mangosuthu                                   109 906           840      --      20 599         -                --     131 345
Nelson Mandela Metropolitan University       355 064         5 399      --      29 691     2 364                --     392 518
North West University                        480 319         4 519      --      29 402     6 291                --     520 531
Pretoria                                     815 002         1 250      --      34 382     3 589                --     854 223
Rhodes                                       124 490           823      --       4 933       583                --     130 829
Stellenbosch                                 477 411         5 093      --       6 285        44                --     488 833
Tshwane University of Technology             700 125         7 343      --      96 595     3 865                --     807 928
Unisa                                        895 240        26 895      --      38 368     2 868                --     963 371
University of Johannesburg                   604 190         9 750      --      58 785       777                --     673 502
University of Limpopo                        325 447         7 640      --      35 395     5 651                --     374 133
Vaal University of Technology                192 397         3 200      --      39 651        --                --     235 248
Venda                                        135 780         4 183      --      23 318     2 984                --     166 265
Walter Sisulu University of Science and      303 078         6 530      --      48 126     7 757                --     365 491
Technology, Eastern Cape
Western Cape                                 276 773           480      --      28 054     2 409                --     307 716
Witwatersrand University                     522 295         8 317      --      31 039     2 594                --     564 245
Zululand                                     139 357         2 696      --      22 471     2 705                --     167 229
Foundation teaching programmes                    --            --  91 000          --        --                --      91 000
Restructuring                                     --            --      --          --        --           550 000     550 000
Unallocated                                   72 160            --      --      14 520        --                --      86 680
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      9 128 598       129 893  91 000     804 092    60 000           550 000  10 763 583
===============================================================================================================================

                                                                             325

2006 Estimates of National Expenditure

TABLE 15.H: SUMMARY OF FINANCIAL ASSISTANCE TO HIGHER EDUCATION INSTITUTIONS,
2006/07

HIGHER EDUCATION INSTITUTION            BLOCK GRANT                         EARMARKED GRANT                             TOTAL
                                                     --------------------------------------------------------------------------
                                                     INTEREST AND                                 HIGHER EDUCATION
                                                       REDEMPTION   AD HOC         NSFAS            RESTRUCTURING
                                                                            --------------------
                                                                               GENERAL   TEACHER
R thousand                                                                  ALLOCATION  TRAINING
-------------------------------------------------------------------------------------------------------------------------------

Cape Peninsula University of                426 756         7 203    7 759      45 762        --                --      487 480
Technology
Cape Town                                   523 517         3 975    4 955      26 317        --                --      558 764
Central University of Technology, Free      166 112         2 830    1 845      26 288        --                --      197 075
State
Durban Institute of Technology              353 870         3 835    3 232      54 570        --                --      415 507
Fort Hare                                   131 277           424    1 000      14 802        --                --      147 503
Free State                                  432 078         2 836    4 439      26 723        --                --      466 076
KwaZulu-Natal                               735 839         9 375    6 000      63 355        --                --      814 569
Mangosuthu                                  113 437           840    6 193      39 989        --                --      160 459
Nelson Mandela Metropolitan University      414 028         4 592   10 035      30 990        --                --      459 645
North West University                       526 536         4 119    5 820      29 398        --                --      565 873
Pretoria                                    952 371           550    4 185      37 985        --                --      995 091
Rhodes                                      137 798           668    2 338       4 933        --                --      145 737
Stellenbosch                                529 058         4 570      720       7 542        --                --      541 890
Tshwane University of Technology            772 229         5 757    6 109     101 205        --                --      885 300
Unisa                                       957 937        17 721    3 020      39 843        --                --    1 018 521
University of Johannesburg                  679 656         6 673    9 495      70 535        --                --      766 359
University of Limpopo                       336 389         2 893    4 700      24 662        --                --      368 644
Vaal University of Technology               212 773         2 600        -      43 159        --                --      258 532
Venda                                       137 688         4 080    3 000      25 029        --                --      169 797
Walter Sisulu University of Science         313 611         6 551    9 793      49 368        --                --      379 323
and Technology, Eastern Cape
Western Cape                                297 879           296    4 100      28 050        --                --      330 325
Witwatersrand University                    577 610         5 358    3 262      34 434        --                --      620 664
Zululand                                    149 432         2 480    2 500      22 467        --                --      176 879
Foundation teaching programmes                   --            --       --          --        --                --           --
Restructuring                                    --            --       --          --        --           568 000      568 000
Infrastructure development                       --            --  100 000          --        --                --      100 000
Unallocated                                  78 013            --       --      15 972    63 000                --      156 985
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     9 955 894       100 226  204 500     863 378    63 000           568 000   11 754 998
===============================================================================================================================

                                                                         VOTE 16

HEALTH

                                        2006/07              2007/08      2008/09
R THOUSAND                        TO BE APPROPRIATED
----------------------------------------------------------------------------------

MTEF ALLOCATIONS                      11 269 996           12 015 132   12 702 763
OF WHICH:
Current payments                         808 864              862 693      907 776
Transfers and subsidies               10 433 090           11 128 245   11 769 556
Payments for capital assets               28 042               24 194       25 431
----------------------------------------------------------------------------------
STATUTORY AMOUNTS                             --                   --           --
----------------------------------------------------------------------------------
Executive authority           Minister of Health
Accounting officer            Director-General of Health
----------------------------------------------------------------------------------

AIM

The aim of the Department of Health is to promote the health of all people in
South Africa through a caring and effective national health system based on the primary healthcare approach.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide overall management for the department, as well as strategic planning, legislative and communication services and centralised administrative support.

PROGRAMME 2: STRATEGIC HEALTH PROGRAMMES

Co-ordinate a range of strategic national health programmes through developing policies and systems and monitoring. Manage and fund key programmes.

PROGRAMME 3: HEALTH SERVICE DELIVERY

Support the delivery of health services, primarily in the provincial and local spheres of government.

PROGRAMME 4: HUMAN RESOURCES

Develop and assist provinces to implement a comprehensive long-term national human resources plan, which will ensure an equitable distribution of health human resources.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

In 2005/06, the department changed its programme structure. This year was the second year of implementation of the priorities for the national health system
(NHS) for 2004 to 2009, adopted by the National Health Council (the minister and members of the provincial executive councils) in May 2004. The department's strategic plan for 2005/06 to 2007/08 has given further impetus to the implementation process.

                                                                             327

2006 Estimates of National Expenditure

Primary healthcare

The district health system, which is the vehicle for providing primary healthcare, was strengthened during 2004/05, particularly through clarifying the roles of provinces and municipalities. District health planning guidelines will facilitate a more systematic planning process and improve implementation and monitoring. The key policy thrust during 2006/07 is to strengthen primary healthcare delivery in the 13 rural and 8 urban nodes.

Hospitals

The hospital revitalisation programme has demonstrated that improving physical infrastructure is important for both providing quality health services to patients and creating a good environment for health personnel. The programme will be significantly expanded over the next three years, and will include 46 active hospital projects in 2006/07. In 2004/05, the department finalised plans for modernising specialist tertiary hospital services, and in 2006/07, a detailed implementation plan will be developed and costed. Major initiatives will include implementing and monitoring hospital improvement plans, focusing on the basics, such as keeping hospitals clean, improving basic maintenance, managing staff performance and improving training for hospital managers. The department will support provinces to speed up the delegation of authority to hospital managers, which will facilitate effective and speedy decision-making at hospital level.

Key health service delivery strategies

Over the MTEF period, the department will also support provinces to implement the national disaster management policy, in particular the improved emergency medical services ambulance system. An injury prevention strategy has been completed, and an implementation unit will be established.

Significant progress was made in developing the health charter during 2005/06, with both the public and private sectors and other stakeholders working together. The charter aims to improve access to, equity in and the quality of health services and to promote broad-based black economic empowerment (BEE).

Tuberculosis

A tuberculosis (TB) crisis plan has been developed and will be initiated in
February 2006, focusing on the two worst performing provinces, KwaZulu-Natal and
Eastern Cape. In addition, four of the worst performing health districts will be targeted for urgent intervention, beginning in January 2006. The aim of the interventions is, in the short term, to increase the number of TB patients testing negative for TB within three months of treatment, and to increase the cure rates in the medium term.

HIV and Aids

A key policy decision has been to expand the operational plan for comprehensive
HIV and Aids care, management and treatment to the sub-district (local municipality) level, since the target of having one site in each of the 53 districts has been met. The department developed a monitoring framework for the plan, and supported all nine provinces to monitor implementation. Monitoring revealed that while progress on implementation was steady, it was being inhibited by the limited availability of key health personnel. More home- and community-based care programmes (HCBC) were established, with each service point linked to two HCBC programmes.

With the African region of the World Health Organisation declaring 2006 as the year of accelerated prevention of HIV, South Africa's strategy for 2006/07 and beyond will include intersectoral and health aspects. The intersectoral aspects will entail: promoting development, alleviating poverty, and addressing gender inequities. The health aspects will entail: strengthening

                                                                 Vote 16: Health

social mobilisation, including a greater focus on youth; expanding and improving treatment of sexually transmitted infections; offering group counselling in addition to individual counselling; and increasing access to female condoms.

Food fortification

During 2005/06, the department developed a monitoring system for tracking the impact of the food fortification programme. The responsibility for the monitoring lies with environmental health practitioners employed by municipalities, and training for this will be fast-tracked.

Medicines

During 2004/05, the department continued to improve on the provision of safe and affordable medicines in both the public and private health services. The standard treatment guidelines and essential drug lists for primary healthcare were reviewed, and the review of hospital level adult and paediatric books is near completion. In the course of implementing the Pharmacy Amendment Act
(1997), substantial progress has been made in granting licences to qualifying applicants for pharmacy premises. Policy priorities going forward will be to strengthen the Medicines Control Council to ensure the safety and quality of medicines, to improve medicine supply chain management, and to improve the way health facilities prescribe and use medicines.

During 2004/05, both the Pretoria High Court and the Constitutional Court upheld government's right to license health professionals to dispense medicines, as contemplated in the legislation.

Human resources

The human resources strategic framework will help provinces comply with the
National Health Act (2003) requirement that the national Department of Health, provincial departments and health districts all have human resources plans.

The development of the framework has highlighted the need to increase the number of health professionals that the public health sector is able to train, recruit and retain. It is also imperative to ensure that health professionals have the necessary skills, including a caring and compassionate attitude. Going forward, the department will look into the reopening of the nursing training institutions.

The development of the regulations and policy framework for community caregivers, previously referred to as community health workers, is nearing completion.

Health financing issues

Significant work on the Risk Equalisation Fund has been done this year and the budget contains funding for putting the infrastructural and organisational requirements into operation in preparation for implementation in 2007. The
Council for Medical Schemes will do further research in 2006/07 to finalise the formula and prepare for implementation.

Work on social health insurance will continue with National Treasury. This will include looking at options for public finance subsidies.

Legislation

Much progress has been made in the area of health legislation. Eight of the eleven envisaged bills were passed in 2004/05. A key achievement was the proclamation of the National Health Act (2003), which replaces the Health Act
(1977). Implementing the Mental Health Care Act (2002), which provides a rights-based framework for the care of patients with mental health problems, has been slower than expected due to resource constraints. Some provinces have been unable to muster the resources required, for instance, to set up mental health review boards. This will be addressed

                                                                             329

2006 Estimates of National Expenditure

during 2006/07. Various pieces of legislation will be tabled in Parliament during 2006/07, including: the Tobacco Products Control Amendment Bill, the
Health Professions Amendment Bill, the Medicines and Related Substances
Amendment Bill, and the Allied Health Profession Amendment Bill.

EXPENDITURE ESTIMATES

TABLE 16.1 HEALTH

PROGRAMME                                                             ADJUSTED    REVISED
                                        AUDITED OUTCOME          APPROPRIATION   ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                ---------------------------------------------------------------------------------------------
R thousand                        2002/03    2003/04    2004/05           2005/06             2006/07     2007/08     2008/09
-----------------------------------------------------------------------------------------------------------------------------

1. Administration                 112 242    117 434    145 764        167 771    164 380     188 067     195 467     205 914
2. Strategic Health               709 183    788 428  1 213 380      1 689 176  1 589 176   2 105 211   2 217 976   2 330 915
   Programmes
3. Health Service               6 272 951  6 771 545  7 057 983      8 124 917  7 981 608   8 907 558   9 526 669  10 083 100
   Delivery
4. Human                           41 560     58 148     37 734         57 535     53 508      69 160      75 020      82 834
   Resources
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                           7 135 936  7 735 555  8 454 861     10 039 399  9 788 672  11 269 996  12 015 132  12 702 763
=============================================================================================================================
Change to 2005 Budget estimate                                         214 162   (36 565)     611 584     830 323     948 495
-----------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  480 501    607 427    633 190        746 830    639 412     808 864     862 693     907 776
Compensation of                   167 578    177 743    190 808        209 119    209 119     240 030     251 826     264 777
employees
Goods and services                312 324    426 576    442 290        537 711    430 293     568 834     610 867     642 999
of which:
Communication                      14 360     16 413     14 118         11 569     11 569      12 028      12 798      13 480
Computer Services                  10 577     14 141     10 750          8 483      8 483       1 148       1 230       1 315
Consultants,                       44 273     73 328     38 897         57 451     57 451      31 520      34 285      36 080
contractors and
special services
Inventory                          83 067     89 992    166 174        172 099    172 099     160 522     169 154     172 797
Maintenance repair                  1 484      1 563      1 686          1 949      1 949       2 490       2 713       2 920
and running cost
Operating leases                   19 080     21 945     25 290         29 433     29 433      30 331      32 782      35 296
Travel and                         32 509     49 484     77 388         89 985     89 985      56 569      62 253      65 473
subsistence
Accomodation                        1 892      1 986      2 497          2 646      2 646       3 238       3 794       4 053
charges
Municipal services                  3 290      3 470      3 643          3 932      3 932       4 607       5 000       5 314
Financial transactions                599      3 108         92             --         --          --          --          --
in assets and
liabilities
TRANSFERS AND                   6 634 561  7 107 816  7 795 277      9 254 991  9 122 710  10 433 090  11 128 245  11 769 556
SUBSIDIES
Provinces and                   6 353 799  6 783 766  7 444 080      8 907 504  8 775 223  10 034 005  10 720 982  11 343 229
municipalities
Departmental                      200 069    222 649    253 104        233 055    233 055     289 860     289 476     300 550
agencies and
accounts
Foreign governments                    --         --         --          1 000      1 000          --          --          --
and international
organisations
Non-profit institutions            68 323     94 901     95 319        113 397    113 397     109 225     117 787     125 777
Households                         12 370      6 500      2 774             35         35          --          --          --
PAYMENTS FOR CAPITAL               20 874     20 312     26 394         37 578     26 550      28 042      24 194      25 431
ASSETS
Buildings and other                 7 769         72      7 719          5 581      5 581       5 000          --          --
fixed structures
Machinery and                      11 128     16 114     18 525         24 870     13 842      23 042      24 194      25 431
equipment
Software and other                  1 977      4 126        150          7 127      7 127          --          --          --
intangible assets
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                           7 135 936  7 735 555  8 454 861     10 039 399  9 788 672  11 269 996  12 015 132  12 702 763
=============================================================================================================================

                                                                 Vote 16: Health

EXPENDITURE TRENDS

Historical numbers have been adjusted for three function shifts: the exclusion of the integrated nutrition programme conditional grant from all years, the inclusion of past expenditure on forensic pathology by the South African Police
Service and the inclusion of property management expenditure due to the devolution of this function from the Department of Public Works. Expenditure grows steadily, rising from R7,1 billion in 2002/03 to R12,7 billion in 2008/09, an average annual growth rate of 10 per cent. Most of the allocation consists of transfers to provinces and other institutions (for example, R10,4 billion in
2006/07, which represents approximately 92,6 per cent), while expenditure on the core budget is R837 million. The biggest growth was in the HIV and Aids subprogramme in the Strategic Health Programmes programme, which has risen from
R454,6 million to R2,2 billion from 2002/03 to 2008/09. The hospital revitalisation programme in the Health Service Delivery programme rises from
R775 million in 2002/03 to R2 billion in 2008/09 (including the hospital management and quality improvement grant).

For the 2006 MTEF, the department received additional funding for:

o    project management and the Risk Equalisation Fund (R15 million for 2006/07,
     R9 million for 2007/08 and R10 million for 2008/09)

o    the hospital revitalisation programme (R100 million for 2006/07, R300 million for 2007/08 and R500 million for 2008/09)

o    the Medical Research Council to accommodate a VAT adjustment (R31,9 million for 2006/07, R32,1 million for 2007/08, and R30,1 million for 2008/09)

o    forensic pathology services (R525,2 million for 2006/07, R551,4 million for
     2007/08 and R466,9 million for 2008/09), including baseline allocations shifted from SAPA and the provinces.

DEPARTMENTAL RECEIPTS

Due to the nature of its activities, the department does not have a large inflow of funds. The relatively large amount collected in 2004/05 was from registering doctors to dispense medicines.

TABLE 16.2 DEPARTMENTAL RECEIPTS

                                                                          ADJUSTED
                                              AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                                       ---------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06    2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                   14 821     4 173    18 114           5 595      5 901     6 226     6 596
Sales of goods and services              9 003       593    11 491           4 456      4 719     4 999     5 295
produced by department
Sales of scrap, waste and other used         2         4        11               4          4         4         5
current goods
Transfers received                          31        --         2              --         --        --        --
Interest, dividends and rent on land        --       703       115              78         83        88        93
Financial transactions in assets and     5 785     2 873     6 495           1 057      1 095     1 135     1 203
liabilities
------------------------------------------------------------------------------------------------------------------
TOTAL                                   14 821     4 173    18 114           5 595      5 901     6 226     6 596
==================================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

                                                                             331

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 16.3 ADMINISTRATION

SUBPROGRAMME                                                              ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06        2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Minister 1                                 691       746       791             837            887       934       981
Deputy Minister 2                           --       644       593             680            721       759       797
Management                               4 966     7 001    10 172          16 543         20 862    21 976    23 075
Corporate Services                      83 477    83 115   104 472         117 587        130 571   133 634   139 991
Property Management                     23 108    25 928    29 736          32 124         35 026    38 164    41 070
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  112 242   117 434   145 764         167 771        188 067   195 467   205 914
=====================================================================================================================
Change to 2005 Budget estimate                                              31 199         48 952    48 263    51 215
---------------------------------------------------------------------------------------------------------------------

1 Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

2 Payable as from 1 April 2005. Salary: R 544 123. Car allowance: R 136 030.

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                       102 838   112 898   134 344         155 050        178 832   191 224   201 465
Compensation of employees               43 454    43 857    53 385          60 099         64 666    68 068    71 383
Goods and services                      58 785    65 933    80 867          94 951        114 166   123 156   130 082
of which:
Communication                            6 363     9 052     7 248           7 111          8 116     8 583     9 033
Computer Services                        2 088     2 555     2 000           5 665            101       113       124
Consultants, contractors and special     5 886     6 180     5 025           4 866          3 055     3 446     3 549
services
Inventory                                2 718     2 771     4 356           4 932          5 375     5 899     6 290
Maintenance repair and running cost        135       153       197             259            582       640       706
Operating leases                        18 281    20 936    24 172          26 233         28 635    30 964    33 377
Travel and subsistence                   1 914    11 124    16 329          15 877          9 102     9 957    10 311
Accomodation charges                     1 892     1 986     2 497           2 646          3 238     3 794     4 053
Municipal services                       3 290     3 470     3 643           3 932          4 607     5 000     5 314
Financial transactions in assets and       599     3 108        92              --             --        --        --
liabilities
TRANSFERS AND SUBSIDIES                    146       180       518             416            437       252       265
Provinces and municipalities               146       180       177             181            196        --        --
Departmental agencies and accounts          --        --       193             210            241       252       265
Households                                  --        --       148              25             --        --        --
PAYMENTS FOR CAPITAL ASSETS              9 258     4 356    10 902          12 305          8 798     3 991     4 184
Buildings and other fixed structures     7 769        72     7 719           5 581          5 000        --        --
Machinery and equipment                  1 489     3 207     3 145           3 226          3 798     3 991     4 184
Software and other intangible assets        --     1 077        38           3 498             --        --        --
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  112 242   117 434   145 764         167 771        188 067   195 467   205 914
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure increased at an average annual rate of 14,3 per cent from 2002/03 to
2005/06, mainly due to strengthening senior management in strategic planning, human resources and legal services. Growth slows down over the MTEF to approximately 7,1 per cent and includes provisions for better management of project and conditional grants.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Health received the following amounts: R35 million in 2006/07, R38,2 million in
2007/08 and R41,1 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

                                                                 Vote 16: Health

PROGRAMME 2: STRATEGIC HEALTH PROGRAMMES

The Strategic Health Programmes programme co-ordinates a range of strategic national health programmes by developing policies and systems and through monitoring, and manages and funds key programmes.

There are five subprogrammes:

o    Maternal, Child and Women's Health and Nutrition formulates and monitors policies, guidelines, and norms and standards for maternal, child and youth, and women's health and nutrition.

o    Medicines Regulatory Affairs supports the Medicines Control Council, and ensures that medicines meet approved specifications and standards.

o    HIV and Aids develops policy and administers the national HIV and Aids and sexually transmitted infection programmes, including co-ordinating the comprehensive HIV and Aids plan and the conditional grant.

o    Pharmaceutical Policy and Planning regulates and co-ordinates the procurement of pharmaceutical supplies to ensure that essential drugs are affordable and available, promotes rational drug use by consumers and healthcare workers, and administers legislation on food safety and related matters. It also deals with policy on the provision and management of health technology, especially medical equipment.

o    Communicable Diseases is responsible for the control of infectious diseases, including tuberculosis, and for several occupational health functions, including the Medical Bureau for Occupational Diseases and the
     Compensation Commission for Occupational Diseases.

EXPENDITURE ESTIMATES

TABLE 16.4 STRATEGIC HEALTH PROGRAMMES

SUBPROGRAMME                                                                ADJUSTED
                                              AUDITED OUTCOME          APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ---------------------------------------------------------------------------------
R thousand                             2002/03   2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------

Maternal, Child and Women's Health      32 088    25 450      22 282          25 025      27 093      28 819      30 391
Medicines Regulatory Affairs            20 330    25 807      32 052          20 994      29 093      30 554      32 221
HIVand Aids                            454 588   676 230   1 107 408       1 566 302   1 976 920   2 082 949   2 188 412
Pharmaceutical Policy and Planning      18 823    17 980      21 988          29 636      24 863      26 112      27 537
Communicable Disease                   183 354    42 961      29 650          47 219      47 242      49 542      52 354
------------------------------------------------------------------------------------------------------------------------
TOTAL                                  709 183   788 428   1 213 380       1 689 176   2 105 211   2 217 976   2 330 915
========================================================================================================================
Change to 2005 Budget estimate                                              (83 755)    (20 950)    (13 365)    (14 032)
------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                       251 806   348 020     355 273         418 724     425 015     450 963     465 736
Compensation of employees               50 633    55 392      83 201          70 973      83 568      87 747      92 493
Goods and services                     201 173   292 628     272 072         347 751     341 447     363 216     373 243
of which:
Communication                            3 932     3 023       2 165           2 085       1 316       1 385       1 434
Computer Services                        5 431     8 556       7 755           2 565         415         430         458
Consultants, contractors and special    33 845    62 398      18 142          39 970      11 441      11 791      12 147
services
Inventory                               70 875    78 784     132 000         158 440     145 343     153 052     155 642
Maintenance repair and running cost        162       175         198             211         237         278         314
Operating leases                           498       531         557             653         701         766         805
Travel and subsistence                  21 217    29 140      45 101          41 678      15 686      16 737      17 844

                                                                             333

2006 Estimates of National Expenditure

TABLE 16.4 STRATEGIC HEALTH PROGRAMMES (CONTINUED)

SUBPROGRAMME                                                                           ADJUSTED
                                                           AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                                     ----------------------------------------------------------------------------
R thousand                                           2002/03  2003/04    2004/05      2005/06      2006/07    2007/08     2008/09
---------------------------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                              455 424  439 382    853 509    1 265 467    1 674 329  1 760 852   1 858 681
Provinces and municipalities                         357 413  333 786    735 541    1 150 332    1 567 423  1 645 575   1 735 423
Departmental agencies and accounts                    21 500    8 000     29 036        5 000        2 100      2 130       2 355
Foreign governments and                                   --       --         --        1 000           --         --          --
international organisations
Non-profit institutions                               64 141   91 096     86 306      109 135      104 806    113 147     120 903
Households                                            12 370    6 500      2 626           --           --         --          --
PAYMENTS FOR CAPITAL ASSETS                            1 953    1 026      4 598        4 985        5 867      6 161       6 498
Machinery and equipment                                1 058      763      4 598        2 920        5 867      6 161       6 498
Software and other intangible assets                     895      263         --        2 065           --         --          --
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                709 183  788 428  1 213 380    1 689 176    2 105 211  2 217 976   2 330 915
=================================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
---------------------------------------------------------------------------------------------------------------------------------
PROVINCES AND MUNICIPALITIES
PROVINCES
PROVINCIAL REVENUE FUNDS
CURRENT                                              357 209  333 556    735 381    1 150 108    1 567 214  1 645 575   1 735 423
Integrated Nutrition Programme                            --       --         --           --           --         --          --
Grant
Comprehensive HIV and Aids Grant                     210 209  333 556    735 381    1 150 108    1 567 214  1 645 575   1 735 423
Cholera epidemic: KwaZulu-Natal                      147 000       --         --           --           --         --          --
DEPARTMENTAL AGENCIES AND ACCOUNTS
SOCIAL SECURITY FUNDS
CURRENT                                                6 500    3 000      4 000        5 000        2 100      2 130       2 355
Mines and Works Compensation                           6 500    3 000      4 000        5 000        2 100      2 130       2 355
Fund
PUBLIC ENTITIES
CURRENT                                               15 000    5 000     25 036           --           --         --          --
National Health Laboratory Services                       --       --     20 000           --           --         --          --
(cancer register)
South African National Aids Council                   10 000       --         --           --           --         --          --
MRC Malaria Lubombo Spartial                           5 000    5 000      5 000           --           --         --          --
Development Initiative
Donation and Gifts                                        --       --         36           --           --         --          --
FOREIGN GOVERNMENTS AND INTERNATIONAL ORGANISATIONS
CURRENT                                                   --       --         --        1 000           --         --          --
SADC Regional HIV and AIDS Trust                          --       --         --        1 000           --         --          --
Fund
NON-PROFIT INSTITUTIONS
CURRENT                                               64 141    91096     86 306      109 135      104 806    113 147     120 903
Maternal Child and Women's Health:                       310      350        370          422          930        977       1 030
Non-Governmental Organisations
HIV and AIDS: Non-Governmental                        31 331   43 378     40 186       49 745       52 730     55 367      58 390
Organisations
Tuberculosis: Non-Governmental                         2 500    1 368      2 800        2 968        3 146      3 303       3 483
Organisations
South African AIDS Vaccine Initiative                  5 000   10 000     10 000       10 000        5 000      8 000      10 000
Life Line                                                 --   11 000      7 000       15 000       10 000     10 500      11 000
LoveLife                                              25 000   25 000     23 000       23 000       23 000     23 000      23 000
Soul City                                                 --       --      2 950        8 000       10 000     12 000      14 000
HOUSEHOLDS
SOCIAL BENEFITS
CURRENT                                               12 370    6 500      2 201           --           --         --          --
Poverty Relief                                        12 370    6 500      2 201           --           --         --          --
---------------------------------------------------------------------------------------------------------------------------------

                                                                 Vote 16: Health

EXPENDITURE TRENDS

Expenditure grows from R709,2 million in 2002/03 to R2,3 billion in 2008/09, at an average annual rate of 21,9 per cent. The growth is predominately in the HIV and Aids subprogramme, which also houses the comprehensive HIV and Aids plan and consequently the HIV and Aids conditional grants to provinces.

A large part of the Maternal, Child and Women's Health subprogramme previously consisted of the integrated nutrition programme conditional grant to provinces.
The grant will be phased into the equitable share in 2006/07. The subprogramme's core budget remains constant over the 2006 MTEF with annual average growth slightly above inflation at 6,1 per cent.

The allocation for the Medicines Regulatory Affairs subprogramme increases from
R20,9 million in 2002/03 to R32,2 million in 2008/09, to strengthen its performance in registering medicines and its support for the Medicines Control
Council.

The allocation for the HIV and Aids subprogramme grows strongly, at an average annual rate of 29,9 per cent from 2002/03 to 2008/09. This is mainly due to high growth in the HIV and Aids conditional grant to provinces. The large jump in funding from 2003/04 to 2004/05 is for the comprehensive HIV and Aids plan, which includes the funding for anti-retroviral treatment. Funds for condoms increase from R70,8 million in 2002/03 to R147,9 million in 2008/09. R40 million has been earmarked for managing, supporting and monitoring the HIV and Aids plan in 2006/07. Transfers include R52,7 million for HIV and Aids NGOs, R23 million to loveLife and R10 million to Lifeline.

The budget of the Pharmaceutical Policy and Planning subprogramme decreases from
R29,6 million in 2005/06 to R24,8 million in 2006/07 as a special allocation for health technology has been terminated. The increase in 2005/06 was partly a result of upgrading the medical stores administration system (Medsas) system, which was done partly to monitor a R3 billion tender awarded to supply anti-retroviral medicines.

Expenditure in the Communicable Diseases subprogramme grows from R43 million in
2003/04 to R52,4 million in 2008/09. This includes payments to the Mines and
Works Compensation Fund for a particular group of pensioners. The high level of expenditure in 2002/03 was for a one-off payment to KwaZulu-Natal to deal with a cholera epidemic.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Maternal, child and women's health and nutrition

The department extended the implementation of the integrated management of childhood illnesses (IMCI) strategy to all 53 health districts during 2004/05.
This included training trainers and increasing the percentage of IMCI trained public health workers who manage children to almost 60 per cent. The integrated nutrition programme, which includes youth nutrition, was also extended to all 53 health districts.

The department set a 60 per cent target for the provision of phase one school health services in all provinces. At present, three provinces (KwaZulu-Natal,
North West and Mpumalanga) provide all (100 per cent) the phase 1 school health services, and two other provinces (Free State and Gauteng) have achieved the 60 per cent target. KwaZulu-Natal has already progressed to phase 2 of the programme. Problems identified at school are then referred to primary healthcare facilities for follow-up.

                                                                             335

2006 Estimates of National Expenditure

Nutrition supplements were provided in a targeted way in 2004/05 to people living with chronic and other debilitating diseases. In addition, guidelines on maternal nutrition in the context of HIV and Aids were completed and distributed to provinces.

By the end of 2004/05, 70 per cent (against a target of 75 per cent) of health districts had reached immunisation coverage of more than 80 per cent. However, a few sub-districts were found to have far lower coverage. Steps are being taken to ensure that these sub-districts improve their coverage rates as a matter of urgency.

The number of public health facilities that provided termination of pregnancy
(TOP) services during 2004/05 increased by 10 per cent compared to 2003/04. A seven-year (1997 to 2004) evaluation report on the implementation of the Choice on Termination of Pregnancy Act (1996) was produced. The key findings show that
South Africa has successfully translated the act into reality, despite many challenges. Over a seven-year period, access had increased annually, with a total of 344 477 TOPs recorded at public health facilities nationally between
1997 and 2004. Of this, 76,4 per cent had been conducted in the first trimester of pregnancy (as recommended). Only 11 per cent of TOP services were provided to women under the age of 18 years. Fifty-five per cent of health facilities authorised to perform TOP services actually provided them, against a national target of 45 per cent.

Communicable diseases control

Efforts to strengthen rapid responses to epidemics have continued. Health personnel in all nine provinces have been trained in epidemic preparedness and response.

The malaria strategy achieved a 72 per cent reduction in malaria cases and a 50 per cent reduction in related deaths, due to better collaboration with neighbouring countries as well as better control within South Africa. Coverage of indoor residual house spraying increased to 83 per cent of targeted homes in endemic areas against a target of 100 per cent. Furthermore, all the malaria-endemic provinces, KwaZulu-Natal, Limpopo and Mpumalanga, are now using the more effective artesunate-based combination therapy for malaria.

From 2005/06, the Mines and Works Compensation Fund was deregistered as a public entity and incorporated (as an entity) into the Communicable Diseases subprogramme. Transfers from government were R5 million for 2005/06 and decrease to R2,4 million in 2008/09. A process to rationalise the various compensation funds has been initiated by the Department of Labour.

HIV and Aids

Preventive efforts against HIV and Aids were consolidated during the reporting period. Condom distribution for 2004/05 was 347 million against a target of 400 million. 1,1 million female condoms have been distributed in 2004/05, against the target of 2,9 million.

In 2004/05, more than 80 per cent of all public health facilities offered voluntary counselling and testing (for which the target was 90 per cent). The target of 60 per cent of public health facilities offering the mother-to-child programme was achieved, compared to 64 per cent and 41 per cent respectively in the previous two years. The treatment component of the comprehensive HIV and
Aids plan has been expanded to 192 sites in all 53 health districts and in more than 170 local municipalities, compared to only 139 accredited facilities in
2004/05. From the beginning of the programme in April 2004 to December 2005, over 100 000 patients had started anti-retroviral therapy.

TB control

TB has continued to pose a formidable challenge to the public health system, with escalating incidence associated with HIV infection and low cure rates (56,7 per cent against a target of

                                                                 Vote 16: Health

65 per cent). Efforts to counter this focused on improving the directly observed treatment short course (DOTS) programme. A significant proportion of TB patients accepted testing in 2004/05. The Department of Health has declared TB to be a national crisis and is working with provinces to reduce treatment interruption, further improve the quality of the DOTS programme, assist districts with supervision and monitoring systems, and strengthen laboratory services.

SELECTED MEDIUM-TERM OUTPUT TARGETS

STRATEGIC HEALTH PROGRAMMES

MEASURABLE OBJECTIVE: Strengthen policies and programmes for communicable diseases (including for HIV and Aids prevention and care, sexually transmitted infections and tuberculosis) and for maternal, child and women's health and nutrition. Ensure that all medicines are safe and affordable and that essential medicines are available at all times in the public health sector.

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME            OUTPUT                                 MEASURE/INDICATOR                                 TARGET
----------------------------------------------------------------------------------------------------------------------------

Maternal, Child and     Reduction in infant, child and youth   Percentage of districts with more than 90% full   80%
Women's Health and      morbidity and mortality                immunisation coverage
Nutrition
                                                               Percentage of health districts implementing the   60%
                                                               household and community component of the
                                                               integrated management of childhood illnesses
                                                               strategy

                                                               Percentage of health facilities with maternity    40%
                                                               beds assessed as baby-friendly

                        Reduction in maternal morbidity        Percentage of institutions implementing           80%
                        and mortality                          recommendations from 'Saving Mothers Saving
                                                               Babies' reports
----------------------------------------------------------------------------------------------------------------------------
HIV and Aids            Improved interventions to deal with    Percentage of public health facilities offering   100%
                        the HIV and Aids epidemic              voluntary counselling and testing

                                                               Number of male condoms distributed                450 million

                                                               Number of female condoms distributed              3,5 million

                                                               Percentage of health facilities that offer        100%
                                                               prevention of mother-to-child transmission
                                                               programme

                        Assistance to districts to develop     Percentage of new smear-positive TB cases cured   85%
                        supervision and monitoring systems     at the first attempt
                        for community DOTS
                        Good quality TB laboratory             Percentage of health districts with turnaround    80%
                        services                               time of 48 hours or less
----------------------------------------------------------------------------------------------------------------------------
Pharmaceutical Policy   Strategies to improve pharmaceutical   Number of items out of stock for 4 weeks or       None
and Planning            procurement management and use         more at depot level

                        Monitoring of procurement and supply   Percentage of expired stock of medicines at       0%
                        of all anti-retrovirals for the        depot level
                        comprehensive HIV and Aids plan
----------------------------------------------------------------------------------------------------------------------------
Communicable            Better malaria control                 Number of malaria-affected provinces              3 provinces
Diseases                                                       implementing the recommendations from the Roll
                                                               Back Malaria survey

                        Expanded occupational health           Number of applications from ex-miners processed   35 000
                        services                               by the Medical Bureau for Occupational Diseases
----------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: HEALTH SERVICE DELIVERY

The Health Service Delivery programme supports the delivery of health services, primarily in the provincial and local spheres of government.

There are six subprogrammes:

o    Non-Communicable Diseases establishes guidelines on chronic diseases, disability, older people, oral health and mental health, and is also responsible for: transferring forensic mortuaries from the South African
     Police Service to provincial health departments; developing a national forensic pathology service; rationalising blood transfusion services; and
     liaising with the National Health Laboratory Service, including the
     National Institute of Communicable Diseases and the National Centre for
     Occupational Diseases.

o    Hospital Services deals with national policy on hospital and emergency medical services. It is also responsible for the conditional grant for the revitalisation of hospitals.

                                                                             337

2006 Estimates of National Expenditure

o    Health Economics is a new subprogramme dealing with health economics research, medical schemes, social health insurance and public private partnerships.

o    Health Information, Research and Evaluation develops and maintains a national health information system, and commissions and co-ordinates research. It does disease surveillance and epidemiological analyses, and monitors and evaluates health programmes. It develops norms and standards, and other mechanisms for improving the quality of healthcare services, and oversees the activities of the Medical Research Council.

o    Primary Health Care, District Health and Development promotes and co-ordinates the district health system and monitors primary healthcare and activities related to the integrated sustainable rural development programme and the urban renewal programme. It also deals with policy and monitoring for health promotion and environmental health.

o    Office of Standards Compliance deals with quality assurance, licensing and the certificates of need required in terms of the new National Health Act
     (2003). It also deals with radiation control.

EXPENDITURE ESTIMATES

TABLE 16.5 HEALTH SERVICE DELIVERY

SUBPROGRAMME                                                                    ADJUSTED
                                                AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       --------------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05         2005/06     2006/07     2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------

Non-Communicable Disease                 203 704     260 595     259 464         388 291     636 381     668 162      589 491
Hospital Services                      5 877 093   6 289 289   6 576 942       7 499 587   7 958 670   8 544 416    9 167 332
Health Economics                           6 443       7 244       7 863          13 947      28 567      16 371       17 190
Health Information Research and          159 958     184 028     189 836         187 214     239 866     250 507      259 513
Evaluation
PHC, Districts Health and                 11 028      13 561      14 575          21 403      24 141      26 279       27 593
Development
Office of the Standard of Compliance      14 725      16 828       9 303          14 475      19 933      20 934       21 981
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                  6 272 951   6 771 545   7 057 983       8 124 917   8 907 558   9 526 669   10 083 100
=============================================================================================================================
Change to 2005 Budget estimate                                                   269 418     584 315     793 726      905 531
-----------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          84 945      88 986     106 158         116 455     136 786     146 409      158 715
Compensation of employees                 61 641      65 645      40 106          64 511      71 162      74 616       78 359
Goods and services                        23 304      23 341      66 052          51 944      65 624      71 793       80 356
of which:
Communication                              2 432       2 595       2 705           1 817       1 632       1 730        1 809
Computer Services                          2 287       2 205          40             233         401         426          454
Consultants, contractors and special       2 697       2 638      14 030          11 644      14 492      16 170       17 461
services
Inventory                                  7 385       6 792      28 098           7 880       8 453       8 695        9 260
Maintenance repair and running cost        1 187       1 235       1 291           1 319       1 485       1 577        1 652
Operating leases                             301         478         561             589         656         698          728
Travel and subsistence                     5 925       5 768      12 633          14 099      16 462      17 726       18 803
TRANSFERS AND SUBSIDIES                6 178 991   6 668 254   6 941 250       7 989 059   8 758 279   9 367 141    9 910 610
Provinces and municipalities           5 996 240   6 449 800   6 708 362       7 756 942   8 466 341   9 075 407    9 607 806
Departmental agencies and accounts       178 569     214 649     223 875         227 845     287 519     287 094      297 930
Non-profit institutions                    4 182       3 805       9 013           4 262       4 419       4 640        4 874
Households                                    --          --          --              10          --          --           --
PAYMENTS FOR CAPITAL ASSETS                9 015      14 305      10 575          19 403      12 493      13 119       13 775
Machinery and equipment                    7 933      11 519      10 463          18 042      12 493      13 119       13 775
Software and other intangible assets       1 082       2 786         112           1 361          --          --           --
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                  6 272 951   6 771 545   7 057 983       8 124 917   8 907 558   9 526 669   10 083 100
=============================================================================================================================

                                                                 Vote 16: Health

TABLE 16.5 HEALTH SERVICE DELIVERY

                                                                               ADJUSTED
                                               AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                      -------------------------------------------------------------------------------------
R thousand                              2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
---------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
PROVINCES AND MUNICIPALITIES
PROVINCES
PROVINCIAL REVENUE FUNDS
CURRENT                               5 277 054   5 639 613   5 974 361       6 651 320   6 827 802   7 191 223   7 559 848
Health Professions Training and       1 299 248   1 333 499   1 434 132       1 520 180   1 520 180   1 596 189   1 675 999
Development Grant
National Tertiary Services Grant      3 727 077   3 994 774   4 273 005       4 709 386   4 981 149   5 221 206   5 482 266
Hospital Management and Quality         126 000     133 404     122 200         150 342          --          --          --
Improvement Grant
Forensic Pathology Services             124 729     143 436     145 024         271 412     326 473     373 828     401 583
Malaria and cholera prevention               --      34 500          --              --          --          --          --
CAPITAL                                 719 000     809 984     733 802       1 105 427   1 638 350   1 884 184   2 047 958
Hospital Revitalisation Grant           649 000     717 628     733 802       1 105 427   1 439 647   1 706 629   1 982 663
Hospital Construction: Pretoria          70 000      92 356          --              --          --          --          --
Academic
Forensic Pathology Services                  --          --          --              --     198 703     177 555      65 295
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                 178 569     214 649     223 875         227 845     287 519     287 094     297 930
National Health Laboratory Services      30 111      48 494      52 879          60 216      59 195      62 163      65 271
Medical Research Council                145 498     163 195     167 892         164 304     212 110     221 290     228 836
National Health Laboratory Services         287         287         304             322         341         358         376
(cancer register)
Council for Medical Schemes               2 673       2 673       2 800           3 003      15 873       3 283       3 447
NON-PROFIT INSTITUTIONS
CURRENT                                   4 182        3805       9 013           4 262       4 419       4 640       4 874
Health Promotion: Non-                      405         521         253             800         848         890         935
Governmental Organisations
Environmental Health: Non-                   --          --          --              78          83          87          91
Governement Organisation
Mental Health: Non-Governmental           1 047         444         180             358         280         294         309
Organisations
South African Community                     130         130         130             130         138         145         152
Epidemiology Network on Drug Use
South African Federation for Mental         200         200         200             200         212         223         234
Health
World Bank Foundation of South               --          --           6              --          --          --          --
Africa
Council for the Blind                       400         510         424             449         476         500         525
Health Systems Trust                      2 000       2 000       7 820           2 247       2 382       2 501       2 626
---------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure has grown steadily, rising from R6,3 billion in 2002/03 to an expected R10,1 billion in 2008/09, an average annual increase of 8,2 per cent.

Most of the expenditure is in the Hospital Services subprogramme, consisting mainly of conditional grants to provinces. This subprogramme has grown significantly, given the need to modernise the national hospital stock: the hospital revitalisation grant will grow by 21,5 per cent over the MTEF, from
R775 million in 2002/03 (including the hospital management and quality improvement grant) to R1,9 billion in 2008/09. Allocations for the national tertiary services grant and the health professions training grant have stagnated, and a reform process will inform future funding requirements. Growth for the management unit in the department (excluding grants)

                                                                             339

2006 Estimates of National Expenditure

remains strong, at 22,8 per cent over the MTEF. The aim is to increase the capacity to manage conditional grants and to develop a modern national emergency medical service.

The allocation for the Non-Communicable Diseases subprogramme grows strongly over the MTEF at 14,9 per cent, due to the imminent shift of forensic pathology
(medico-legal mortuary) services from the South African Police Service to provincial departments of health in 2006/07, which will be funded for five years by a conditional grant to provinces.

The allocation for the Health Economics subprogramme grows by 7,2 per cent over the MTEF, with a spike in 2006/07 due to an increase in the transfer payment to the Council for Medical Schemes for preparatory work for implementing the Risk
Equalisation Fund.

The allocation for the Health Information, Research and Evaluation subprogramme increases by 11,5 per cent over the 2006 MTEF, mainly due to the additional allocation to the Medical Research Council for the new requirement that it pays
VAT.

SERVICE DELIVERY OUTPUTS AND INDICATORS

RECENT OUTPUTS

The recorded backlog in medical assistive devices from 2003/04 and 2004/05 was eliminated.

The number of cataract surgery operations done in 2004/05 (1 039 per million)
exceeded the target (950 per million).

Healthy lifestyle campaigns have included Move for Health workshops, mass walks and screening for blood sugar, blood pressure and body mass index. Community and school-based gardens were established and house-to-house health education programmes were conducted. Partnerships on healthy lifestyles were expanded from
15 to 24 partners, mainly from the private sector, non-governmental organisations and community-based organisations.

Provision of the wider basket of comprehensive primary care services improved in most health districts during 2004/05, and use of the services improved marginally, from 96 million to just over 100 million visits per year.

The hospital revitalisation programme entered its fourth year of implementation in 2004/05, and four new hospitals were built: one in Mpumalanga, two in
Northern Cape and one in North West. While management and delivery on the programme is improving and additional hospitals have been added, underspending continues to be a problem. All provinces produced hospital management improvement plans. In partnership with the University of KwaZulu-Natal, the department developed a training course for public hospital managers.

SELECTED MEDIUM-TERM OUTPUT TARGETS

HEALTH SERVICE DELIVERY

MEASURABLE OBJECTIVES: Strengthen the delivery of primary healthcare through the district health system. Revitalise hospital services by upgrading or replacing hospitals.

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME           OUTPUT                              MEASURE/INDICATOR                            TARGET
-------------------------------------------------------------------------------------------------------------------------------

Non-Communicable       Expanded cataract surgery project   Number of operations per million             1 400 operations per
Diseases                                                                                                million
                       Better epidemic preparedness and    Number of provinces implementing policy      All 9 provinces
                       response                            guidelines
                       Implementation of Mental Health     Percentage of health districts with mental   60% of health districts
                       Care Act (2002)                     health and substance abuse services
                                                           integrated into primary healthcare
-------------------------------------------------------------------------------------------------------------------------------

                                                                 Vote 16: Health

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME           OUTPUT                              MEASURE/INDICATOR                            TARGET
-------------------------------------------------------------------------------------------------------------------------------

Hospital Services      Authority delegated to hospital     Audit report on the capacity of hospital     June 2006
                       managers                            managers to exercise delegated authority
                       Effective hospital revitalisation   Number of business cases accepted for the    63 business cases
                       programme                           revitalisation programme
                       Effective delegation of authority   Number of provinces with authority           9 provinces by
                       to hospital CEOs                    delegated to CEOs                            September 2006
                       Better emergency medical            Number of provinces implementing emergency   All 9 provinces
                       (ambulance) services                medical services information system
                       Better disaster management          Number of provinces implementing a           All 9 provinces
                                                           nationally agreed disaster management
                                                           strategy
-------------------------------------------------------------------------------------------------------------------------------
Health Information     Strategies to improve quality of    Percentage of revitalisation hospitals       90% of hospitals
Evaluation and         care                                implementing quality mechanisms
Research
-------------------------------------------------------------------------------------------------------------------------------
Primary Health Care,   Functional health districts         Percentage of health districts with a        80% of districts
District Health and                                        primary healthcare expenditure of at least
Development                                                R220 per person
                                                           Percentage of health districts with health   80% of districts
                                                           plans using national planning guidelines
                                                           Percentage of health sub-districts           60% of sub-districts
                                                           offering the full primary healthcare
                                                           package
                                                           Percentage of primary healthcare             50% of facilities
                                                           facilities visited by a supervisor at
                                                           least once a month
-------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: HUMAN RESOURCES

The Human Resources programme was initiated as a separate programme in 2005/06.
It supports human resources for health at both the national and provincial levels. It also includes activities to co-ordinate international health relations, including donor support.

There are three subprogrammes:

o    Human Resources is responsible for developing human resources policies, norms and standards, and for the efficient management of the employees of the national Department of Health.

o    Bargaining Council and Employee Relations provides the resources and expertise for bargaining in the national Public Health and Welfare Sectoral
     Bargaining Council.

o    International Health Liaison liaises with the international health community, manages participation in international organisations, co-ordinates regional health co-operation with members of the Southern
     African Development Community (SADC), facilitates implementation of the New
     Partnership for Africa's Development (Nepad) health strategy, and identifies and co-ordinates donor and foreign assistance resources.

EXPENDITURE ESTIMATES

TABLE 16.6 HUMAN RESOURCES

SUBPROGRAMME                                                         ADJUSTED
                                        AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

Human Resources                     6 789     6 923     8 190           9 400       15 866    16 147    16 950
Bargaining Council and Employee     1 034     2 687     2 797           6 984        8 190     9 001     9 490
Relations
International Health Liaison       31 376    48 538    26 747          41 151       45 104    49 872    56 394
South African Countries             2 361        --        --              --           --        --        --
Development Community
----------------------------------------------------------------------------------------------------------------
TOTAL                              41 560    58 148    37 734          57 535       69 160    75 020    82 834
================================================================================================================
Change to 2005 Budget estimate                                        (2 700)        (733)     1 699     5 780
----------------------------------------------------------------------------------------------------------------

                                                                             341

2006 Estimates of National Expenditure

TABLE 16.6 HUMAN RESOURCES (CONTINUED)

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                        40 912    57 523    37 415          56 601       68 231    74 097    81 860
Compensation of employees               11 850    12 849    14 116          13 536       20 634    21 395    22 542
Goods and services                      29 062    44 674    23 299          43 065       47 597    52 702    59 318
of which:
Communication                            1 633     1 743     2 000             556          964     1 100     1 204
Computer Services                          771       825       955              20          231       261       279
Consultants, contractors and special     1 845     2 112     1 700             971        2 532     2 878     2 923
services
Inventory                                2 089     1 645     1 720             847        1 351     1 508     1 605
Maintenance repair and running cost         --        --        --             160          186       218       248
Operating leases                            --        --        --           1 958          339       354       386
Travel and subsistence                   3 453     3 452     3 325          18 331       15 319    17 833    18 515
TRANSFERS AND SUBSIDIES                     --        --        --              49           45        --        --
Provinces and municipalities                --        --        --              49           45        --        --
PAYMENTS FOR CAPITAL ASSETS                648       625       319             885          884       923       974
Machinery and equipment                    648       625       319             682          884       923       974
Software and other intangible assets        --        --        --             203           --        --        --
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   41 560    58 148    37 734          57 535       69 160    75 020    82 834
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure on the Human Resources programme grows from R41,6 million in 2002/03 to an expected R82,8 million in 2008/09, representing just over 12,2 per cent annual growth in the programme.

The International Health Liaison subprogramme, which is responsible for the department's international obligations, accounts for most of this programme's expenditure, amounting to an expected R45,1 million in 2006/07. The expenditure fluctuations in this subprogramme are partly due to the changes on the exchange rate.

SERVICE DELIVERY OUTPUTS AND INDICATORS

RECENT OUTPUTS

Human resources strategic framework

A human resources strategic framework was produced and disseminated. This will inform the development of a national human resources plan, as required by the
National Health Act (2003). The strategic framework has also highlighted the need to increase the supply, recruitment and retention of health workers in the public sector.

Mid-level health workers

Strides were made towards finalising the scopes of practices for mid-level workers and other health professionals during 2005/06. A team established to develop a curriculum for medical assistants completed its consultations with key stakeholders.

                                                                 Vote 16: Health

Community caregivers

In collaboration with the Department of Social Development a new policy on community caregivers has been developed to harmonise the efforts of the two departments in home- and community-based care. The number of home- and community-based care programmes has also increased substantially. Attention is being given to developing standardised training programmes, accreditation systems, qualifications and career paths.

Strengthening bilateral and multilateral relations

The department continued its objective of strengthening existing and expanding bi-lateral and multi-lateral relations with key international partners in
2004/05. The department signed a bilateral agreement for recruiting doctors and entered into two tri-lateral agreements called SA-Rwanda-Cuba and Mali-SA-Cuba, also focusing on improving the supply of doctors in Africa. A draft policy on official development assistance was developed in March 2005, with the aim of strengthening donor co-ordination. Grants were sourced from the international community for projects in Limpopo and Eastern Cape to the value of Yen 491 million (R28 million) and Yen 1 billion (R62 million) respectively. Italian
Co-operation provided funding of R80 million for various projects in
KwaZulu-Natal, Gauteng and Mpumalanga.

SELECTED MEDIUM-TERM OUTPUT TARGETS

HUMAN RESOURCES

MEASURABLE OBJECTIVE: Develop and implement a comprehensive national health human resources plan. Represent the Department of Health's interests in the
Public Health and Welfare Sectoral Bargaining Council.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME           MEASURABLE OBJECTIVE                 MEASURE/INDICATOR                            TARGET
------------------------------------------------------------------------------------------------------------------------------------

Human Resources        Long-term national health human      Plan tabled before National Health Council   By March 2006
                       resources plan                       and published for public comment

                                                            Number of provinces with HR Plan based       6 provinces by 2007/08
                                                            on the national HR plan

                                                            Number of health districts with HR plans     28 out of 53 health
                                                            based on national and provincial HR plans    districts in
                                                                                                         2008/09

                       Expanded community services          Community services for nurses                By January 2007
                                                            implemented

                       Training for expansion of            Number of health workers trained to          13 805 by March 2007
                       comprehensive HIV and Aids plan      implement the plan

                       Better community caregiver           National community caregiver (community      By March 2007
                       programme                            health worker) framework implemented

                                                            Regulations for community caregivers         March 2007
                                                            developed

                       Skilled managers                     Skills development policy adopted            March 2007
------------------------------------------------------------------------------------------------------------------------------------
Bargaining Council     Employment equity-related policies   Employment equity plan finalized             March 2007
                       and plans developed and reviewed

                                                            Disability strategy finalised                December 2006
------------------------------------------------------------------------------------------------------------------------------------
International Health   Implementation of bi and multi-      Number of agreements and other bi-lateral    2 agreements and other bi-
Liaison                lateral agreements strengthened      agreements implemented and reviewed          lateral agreements
                                                                                                         implemented and reviewed
                                                                                                         with strategic countries

                                                            Number of reports on international trends    4 reports on international
                                                            provided to Minister and DOH                 trends provided to minister
                                                                                                         and Department of Health
------------------------------------------------------------------------------------------------------------------------------------

                                                                             343

2006 Estimates of National Expenditure

PUBLIC ENTITIES REPORTING TO THE MINISTER

MEDICAL RESEARCH COUNCIL

The Medical Research Council (MRC) is the largest research body of its kind in
South Africa, established in accordance with the Medical Research Council Act
(1991).

It undertakes leading scientific research in a very wide range of areas including clinical, health systems and public health. Tasks include research to support strengthening the health system and co-ordinating the South African Aids vaccine initiative. The MRC is also an active participant in the malaria research lead programme (also undertaking vaccine research), and the tuberculosis lead programme. It operates closely with linked university research units.

The MRC's recent achievements include strengthening the national health research infrastructure, and improving the integration of public health research with basic and clinical research. The MRC notes in its annual report 2004/05 that over the next few years, it seeks to become a leader in the field of biotechnology, in natural medicines, (such as the evaluation of traditional medicines) and the development of drugs, vaccines and medical devices. To build capacity, the MRC will also provide training to black, especially African, and women researchers at doctoral and post-doctoral level.

The MRC's recent achievements against its strategic outputs for 2005 include:
157 new posts created, contributions to the reduction in the prevalence of smoking, seven policy briefs presented to government, 568 published outputs in the South African medical database, 39 MRC scientists serving on international panels, 2 patents registered, 176 PhD graduates enrolled (49 obtained) and 208
MSc graduates enrolled (42 obtained).

The Medical Research Council's strategic research priorities for 2006 to 2009 cover tuberculosis; heart disease and stroke; violence and injury; HIV and Aids;
nutrition; pneumonia; malaria; diabetes; women, maternal and child health;
mental health; cancer; traditional medicines; biotechnology; health promotion and behavioural science; health systems; and e-health.

The MRC allocation will amount to approximately R358 million in 2006/07, of which R340 million is in the form of transfers from a variety of local and international sources. The Department of Health contributes R212 million towards these transfers. The MRC generates substantial external funding. It has substantial assets and its financial statements have been unqualified for several years. A detailed overview of the MRC's performance in recent years can be found in its annual report available on MRC's website: www.mrc.ac.za

TABLE 16.7 FINANCIAL SUMMARY FOR THE MEDICAL RESEARCH COUNCIL (MRC)

                                                          OUTCOME                             MEDIUM-TERM ESTIMATE
                                                ---------------------------               ---------------------------
                                                AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                               OUTCOME
                                                ---------------------------------------------------------------------
R Thousand                                      2002/03   2003/04   2004/05    2005/06    2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                                  14 570    19 005    17 563     18 022     18 025    18 025    18 025
Sale of goods and services other than capital     2 938     4 115     3 812      4 000      4 000     4 000     4 000
assets
of which:
Non-market est. sales                             2 938     4 115     3 812      4 000      4 000     4 000     4 000
Other non-tax revenue                            11 632    14 891    13 751     14 022     14 025    14 025    14 025
TRANSFERS RECEIVED                              240 271   278 936   317 616    330 000    340 000   353 000   368 000
---------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                   254 841   297 941   335 179    348 022    358 025   371 025   386 025
=====================================================================================================================

                                                                 Vote 16: Health

TABLE 16.7 FINANCIAL SUMMARY FOR THE MEDICAL RESEARCH COUNCIL (MRC) (CONTINUED)

                                                 OUTCOME                             MEDIUM-TERM ESTIMATE
                                       ---------------------------               ---------------------------
                                       AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                      OUTCOME
                                       ---------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05    2005/06    2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

EXPENSES
CURRENT EXPENSE                        189 156   222 793   247 055    255 149    266 213   278 983   290 637
Compensation of employees              109 719   132 387   150 118    156 912    166 329   176 460   186 085
Goods and services                      66 859    80 369    81 633     82 432     84 219    86 418    88 097
Depreciation                            12 538    10 025    15 300     15 800     15 660    16 100    16 450
Interest, dividends and rent on land        40        12         5          5          5         5         5
TRANSFERS AND SUBSIDIES                 59 940    66 174    81 995     83 815     87 019    89 246    93 556
------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                         249 095   288 967   329 050    338 964    353 232   368 230   384 194
============================================================================================================
SURPLUS / (DEFICIT)                      5 746     8 974     6 128      9 058      4 793     2 795     1 831
------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
------------------------------------------------------------------------------------------------------------
Carrying value of assets                55 119    62 136    62 332     65 000     66 400    66 700    68 600
Investments                            165 906   214 676   226 439    266 070    266 188   268 483   269 410
Inventory                                  395       674       698        680        700       700       700
Receivables and prepayments              8 189    16 151    15 516     16 570     17 825    18 125    18 130
Cash and cash equivalents                4 468    14 579    48 025     12 011     12 011    12 011    12 011
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           234 078   308 216   353 010    360 331    363 124   366 019   368 851
============================================================================================================
Capital and reserves                    85 012    96 029   102 607    112 480    117 273   120 068   121 900
Post retirement benefits                21 483    50 190    54 551     54 551     54 551    54 551    54 551
Trade and other payables               119 718   153 407   186 380    183 300    181 300   181 400   181 400
Provisions                               7 865     8 590     9 472     10 000     10 000    10 000    11 000
------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES           234 078   308 216   353 010    360 331    363 124   366 019   368 851
============================================================================================================

Data provided by the Medical Research Council

NATIONAL HEALTH LABORATORY SERVICE

The National Health Laboratory Service (NHLS) was established in 2003/04, in terms of the National Health Laboratory Service Act (2000), to form a single public health laboratory service. The NHLS is a national network of integrated pathology laboratories using common laboratory management systems and transport networks. There are approximately 250 laboratories in the NHLS, employing about
3 500 people. Their activities comprise diagnostic laboratory services, research, teaching and training, and producing serum for anti-snake venom and reagents. The laboratories provide laboratory diagnostic services to the national public health service in eight of the nine provinces. The services include microbiology, virology, chemical pathology, haematology, parasitology, immunology and others.

The NHLS's recent achievements against its targets for 2005 include: 208 medical technologist posts filled, 24 CD4 operating sites established, 9 viral load laboratories established, all requests for CD4 tests processed, all requests for viral load tests processed, 12 per cent of laboratories' infrastructure upgraded, 54 per cent of non-international suppliers met BEE procurement requirements, and 100 per cent participation in the NHLS quality assurance framework. Laboratories have been established in areas that were previously underserviced because of their remoteness. To speed up health services cost-effectively in outlying areas, the NHLS piloted a short messaging system
(SMS) project for transmitting urgent laboratory results in rural Eastern Cape.
The SMS project is now being expanded nationally.

The NHLS has published its annual report, combining two previous financial periods with the 2005 reporting period.

                                                                             345

2006 Estimates of National Expenditure

The achievements of the NHLS for its first 42 months of existence (October 2001 to March 2005) are available on the NHLS website
(www.nhls.ac.za/pub_annual.html). The report details the turnaround in financial performance during this period:

Net losses for the 18-month period ending March 2003 were R100 million, due mainly to a R148,6 million provision for post-retirement medical provisions for its employees. In 2003/04, a net loss of R23,2 million was incurred and in
2004/05, the NHLS made a profit of R99,9 million. The NHLS's major source of revenue is the sale of analytical laboratory services to users such as provincial departments of health. Total revenue is expected to amount to R1,4 billion, R1,5 billion and R1,6 billion (an increase of 4,7 per cent) over the
MTEF period. The National Institute for Communicable Diseases and the National
Institute for Occupational Diseases (which form part of the NHLS) receive transfer payments from the Department of Health of R30,8 million and R24,1 million respectively in 2006/07.

TABLE 16.8 FINANCIAL SUMMARY FOR THE NATIONAL HEALTH LABORATORY SERVICE (NHLS)

                                                             OUTCOME                                  MEDIUM-TERM ESTIMATE
                                                --------------------------------               ---------------------------------
                                                  AUDITED    AUDITED     AUDITED   ESTIMATED
                                                                                    OUTCOME
                                                --------------------------------------------------------------------------------
R thousand                                        2002/03    2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                                   970 662    898 351   1 077 923   1 274 911   1 332 290   1 401 566   1 466 045
Sale of goods and services other than capital     944 541    885 865   1 055 684   1 249 898   1 306 143   1 374 063   1 437 270
assets
of which:
Sales by market establishments                    944 541    885 865   1 055 684   1 249 898   1 306 143   1 374 063   1 437 270
Other non-tax revenue                              26 122     12 486      22 239      25 014      26 147      27 503      28 775
TRANSFERS RECEIVED                                 19 187     65 887      86 764      72 278      75 531      79 458      83 113
--------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                     989 849    964 238   1 164 687   1 347 190   1 407 821   1 481 024   1 549 158
================================================================================================================================
EXPENSES
CURRENT EXPENSE                                 1 083 056    978 443   1 053 419   1 240 106   1 346 884   1 428 457   1 495 083
Compensation of employees                         598 103    584 755     602 335     694 440     744 842     786 898     819 208
Goods and services                                471 768    379 416     428 938     502 410     546 588     581 496     610 183
Depreciation                                       13 185     13 847      19 250      40 280      52 467      57 068      62 683
Interest, dividends and rent on land                   --        425       2 895       2 975       2 987       2 996       3 009
TRANSFERS AND SUBSIDIES                             6 780      8 983      11 403      11 856      12 293      12 637      12 919
--------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                  1 089 836    987 426   1 064 822   1 251 961   1 359 177   1 441 094   1 508 002
================================================================================================================================
SURPLUS / (DEFICIT)                              (99 987)   (23 188)      99 865      95 228      48 644      39 930      41 156
--------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                          129 995    147 314     184 623     275 183     320 676     357 045     397 845
Investments                                             4         --          --          --          --          --          --
Inventory                                          22 603     12 057       5 255      41 153      44 779      47 634      49 973
Receivables and prepayments                       164 462    199 194     276 460     287 494     300 442     316 068     330 609
Cash and cash equivalents                          40 026     88 926      88 531      51 641      78 126     102 759     125 505
--------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                      357 090    447 491     554 869     655 471     744 024     823 506     903 932
================================================================================================================================
Capital and reserves                               45 306     31 578     131 445     226 673     275 317     315 247     356 403
Borrowings                                             --      2 582       3 843       4 684       5 586       6 544       7 567
Post retirement benefits                          148 612    173 921     194 866     219 307     245 947     274 319     304 110
Trade and other payables                          115 353    155 987     141 969     121 147     127 383     132 492     137 036
Provisions                                         47 819     83 423      82 746      83 660      89 791      94 904      98 816
--------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                      357 090    447 491     554 869     655 471     744 024     823 506     903 932
================================================================================================================================

Data provided by the National Health Laboratory Service

                                                                 Vote 16: Health

COUNCIL FOR MEDICAL SCHEMES

The Council for Medical Schemes, established in terms of the Medical Schemes Act
(1998), regulates and supervises the private medical scheme industry. There are more than 160 medical schemes, with a total annual contribution flow of about
R52,2 billion in 2004/05, servicing approximately 7 million beneficiaries.

The council's work has brought greater stability to medical schemes, which have now built substantial financial reserves, a clear regulatory environment and specified prescribed minimum benefits (PMBs). The council has focused on creating a policy and business environment conducive to the fair treatment of beneficiaries of medical schemes. The expertise of the office of the registrar has been used for developing key policies around the Risk Equalisation Fund and setting up a restricted medical scheme for public servants. A set of 27 common chronic conditions has been successfully included into the PMBs. In tandem with the development of government's HIV and Aids policy, the council expanded the
PMBs in 2005 to include the provision of anti-retroviral therapy. The council closely monitors the financial health of medical schemes, has a well-developed system of reporting by schemes and operates a complaints system to deal with problems in the industry. A major policy challenge is to widen access to medical schemes and the council is contributing to the development of low income medical scheme proposals for consideration by the minister.

The council is funded mainly through levies on the industry in terms of the
Council for Medical Schemes Levies Act (2000). During 2006/07, the council will receive additional funding of R15,9 million to prepare for the implementation of the Risk Equalisation Fund in 2007. The financial statements have been unqualified for several years. Copies of annual reports are on the council's website: www.medicalschemes.com/publications

TABLE 16.9 FINANCIAL SUMMARY FOR THE COUNCIL FOR MEDICAL SCHEMES (CMS)

                                                          OUTCOME                             MEDIUM-TERM ESTIMATE
                                                ---------------------------               ---------------------------
                                                AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                               OUTCOME
                                                ---------------------------------------------------------------------
R thousand                                      2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                                  29 293    29 998    30 099      61 497    62 805    61 730    64 809
Sale of goods and services other than capital    26 818    28 520    29 383      60 797    62 085    60 980    64 029
assets
of which:
Admin fees                                       26 818    28 520    29 383      60 797    62 085    60 980    64 029
Other non-tax revenue                             2 475     1 478       716         700       720       750       780
TRANSFERS RECEIVED                                2 673     2 673     2 800       3 003    15 873     3 283     3 447
---------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                    31 966    32 671    32 899      64 500    78 678    65 013    68 256
=====================================================================================================================
EXPENSES
CURRENT EXPENSE                                  34 698    36 007    37 106      42 169    74 591    70 819    68 445
Compensation of employees                        18 373    18 896    19 812      21 268    22 480    23 604    25 020
Goods and services                               14 947    15 848    16 130      19 405    50 539    45 747    42 060
Depreciation                                      1 378     1 263     1 164       1 496     1 572     1 468     1 365
Interest, dividends and rent on land                 --        --        --          --        --        --        --
---------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                   34 698    36 007    37 106      42 169    74 591    70 819    68 445
=====================================================================================================================
SURPLUS / (DEFICIT)                             (2 732)   (3 336)   (4 207)      22 331     4 087   (5 806)     (189)
=====================================================================================================================

                                                                             347

2006 Estimates of National Expenditure

TABLE 16.9 FINANCIAL SUMMARY FOR THE COUNCIL FOR MEDICAL SCHEMES (CMS)
(CONTINUED)

                                         OUTCOME                             MEDIUM-TERM ESTIMATE
                               ---------------------------               ---------------------------
                               AUDITED   AUDITED   AUDITED   ESTIMATED
                                                              OUTCOME
                               ---------------------------------------------------------------------
R thousand                     2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets         3 337     2 597     1 993      10 265     7 424     5 310     3 860
Receivables and prepayments      1 851       406       726         909       830       730       946
Cash and cash equivalents        8 563    10 114     9 116       7 005    12 000    13 500     9 500
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                    13 751    13 117    11 835      18 179    20 254    19 540    14 306
====================================================================================================
Capital and reserves            12 081     8 745     4 538      12 056    16 143    10 337    10 148
Trade and other payables           786     2 771     6 426       5 103     3 430     8 770     3 885
Provisions                         879     1 595       706       1 020       681       433       273
----------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES    13 746    13 111    11 670      18 179    20 254    19 540    14 306
====================================================================================================

Data provided by the Council For Medical Schemes

                                                                 Vote 16: Health

ANNEXURES

VOTE 16: HEALTH

Table 16.A: Summary of expenditure trends and estimates per programme and economic classification

Table 16.B: Summary of personnel numbers and compensation of employees

Table 16.C: Summary of expenditure on training

Table 16.D: Summary of conditional grants to provinces and local governments
            (municipalities)

Table 16.E: Summary of official development assistance expenditure

Table 16.F: Summary of expenditure on infrastructure

                                                                             349

2006 Estimates of National Expenditure

TABLE 16.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

PROGRAMME                            APPROPRIATION         AUDITED               APPROPRIATION                  REVISED
                                    MAIN      ADJUSTED     OUTCOME      MAIN       ADDITIONAL    ADJUSTED      ESTIMATE
                                 --------------------------------------------------------------------------------------
R thousand                              2004/05            2004/05                  2005/06                     2005/06
-----------------------------------------------------------------------------------------------------------------------

1. Administration                  112 153     153 910     145 764     136 572          31 199      167 771     164 380
2. Strategic Health              1 450 352   1 479 490   1 320 518   1 772 931        (83 755)    1 689 176   1 589 176
   Programmes
3. Health Service Delivery       7 171 024   7 167 400   7 057 983   7 855 499         269 418    8 124 917   7 981 608
4. Human Resources                  54 336      47 336      37 734      60 235         (2 700)       57 535      53 508
-----------------------------------------------------------------------------------------------------------------------
TOTAL                            8 787 865   8 848 136   8 561 999   9 825 237         214 162   10 039 399   9 788 672
=======================================================================================================================

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   698 402     737 603     633 190     699 810          47 020      746 830     639 412
Compensation of employees          192 862     190 830     190 808     209 119              --      209 119     209 119
Goods and services                 505 540     546 773     442 290     490 691          47 020      537 711     430 293
Financial transactions in               --          --          92          --              --           --          --
assets and liabilities
TRANSFERS AND SUBSIDIES          8 053 356   8 072 100   7 902 415   9 097 514         157 477    9 254 991   9 122 710
Provinces and municipalities     7 655 272   7 655 272   7 551 218   8 666 478         241 026    8 907 504   8 775 223
Departmental agencies and          305 404     305 410     253 118     317 639        (84 584)      233 055     233 055
accounts
Foreign governments and                 --          --          --          --           1 000        1 000       1 000
international organisations
Non-profit institutions             45 136      45 136      95 319     113 397              --      113 397     113 397
Households                          47 544      66 282       2 760          --              35           35          35
PAYMENTS FOR CAPITAL ASSETS         36 107      38 433      26 394      27 913           9 665       37 578      26 550
Buildings and other fixed            9 600       9 600       7 719       2 700           2 881        5 581       5 581
structures
Machinery and equipment             16 724      19 050      18 525      17 926           6 944       24 870      13 842
Software and intangible assets       9 783       9 783         150       7 287           (160)        7 127       7 127
-----------------------------------------------------------------------------------------------------------------------
TOTAL                            8 787 865   8 848 136   8 561 999   9 825 237         214 162   10 039 399   9 788 672
=======================================================================================================================

TABLE 16.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)        167 578   177 743   190 808         209 119      240 030   251 826   264 777
Unit cost (R thousand)               144       133       162             170          195       204       215
Compensation as % of total        100.0%    100.0%    100.0%           99.8%       100.0%    100.0%    100.0%
Personnel numbers (head            1 165     1 334     1 181           1 233        1 233     1 233     1 233
count)
C. INTERNS
Compensation of interns (R            --        --        39             492           --        --        --
thousand)
Unit cost (R thousand)                                     3              18
Number of interns                     --        --        13              28           --        --        --
----------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)        167 578   177 743   190 847         209 611      240 030   251 826   264 777
UNIT COST (R THOUSAND)               144       133       160             166          195       204       215
PERSONNEL NUMBERS (HEAD            1 165     1 334     1 194           1 261        1 233     1 233     1 233
COUNT)
----------------------------------------------------------------------------------------------------------------

                                                                 Vote 16: Health

TABLE 16.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                    ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure per programme (R         347       646       943             775        3 675     3 859     4 052
thousand)
Number of employees trained          284       349       616             572          502       625       688
(head count)
BURSARIES (EMPLOYEES)
Expenditure per programme (R         378       591       443             383          525       551       579
thousand)
Number of employees (head             84        91        82              54           68        80        88
count)
----------------------------------------------------------------------------------------------------------------
TOTAL                                725     1 237     1 386           1 158        4 200     4 410     4 631
NUMBER OF EMPLOYEES                  368       440       698             626          570       705       776
================================================================================================================

TABLE 16.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT
(MUNICIPALITIES)(1)

                                                                           ADJUSTED
                                            AUDITED OUTCOME           APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ---------------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05        2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO PROVINCES
2. STRATEGIC HEALTH PROGRAMMES
Cholera Epidemic KZN                 147 000          --          --             --           --           --           --
Comprehensive HIV and Aids Grant     210 209     333 556     735 381      1 150 108    1 567 214    1 645 575    1 735 423
3. HEALTH SERVICE DELIVERY
Hospital Revitalisation Grant        649 000     717 628     733 802      1 105 427    1 439 647    1 706 629    1 982 663
Hospital Construction Grant           70 000      92 356          --             --           --           --           --
Health Professions Training and    1 299 248   1 333 499   1 434 132      1 520 180    1 520 180    1 596 189    1 675 999
Development Grant
National Tertiary Services Grant   3 727 077   3 994 774   4 273 005      4 709 386    4 981 149    5 221 206    5 482 266
Hospital Management and Quality      126 000     133 404     122 200        150 342           --           --           --
Improvement Grant
Forensic Pathology Services          124 729     143 436     145 024        271 412      525 176      551 383      466 878
Malaria and Cholera Prevention            --      34 500          --             --           --           --           --
--------------------------------------------------------------------------------------------------------------------------
TOTAL                              6 353 263   6 783 153   7 443 544      8 906 855   10 033 366   10 720 982   11 343 229
==========================================================================================================================

(1)  Detail provided in the Division of Revenue Act (2006).

TABLE 16.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR                    PROJECT       CASH/                                      ADJUSTED
                                       KIND          AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                               ------------------------------------------------------------------------------
R thousand                                     2002/03   2003/04   2004/05         2005/06     2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------------------

FOREIGN
European Union      Public health               53 721        --        --              --          --        --        --
                    sector support
                    programme

Flemish             Provisioning and               421        --        --              --          --        --        --
Government          maintenance of
                    assistive
                    devices

Italian                                Kind         --        --        --             314          --        --        --
Corporation
Centre for                             Cash         --        --        --              90          --        --        --
Disease Control
and Prevention
European Union                         Cash         --        --        --             800          --        --        --
WHO                                    Kind         --        --        --              86          --        --        --
Family Health                          Kind         --        --        --             268          --        --        --
International
Centre for                             Cash         --        --        --              65          --        --        --
Disease Control
and Prevention

                                                                             351

2006 Estimates of National Expenditure

TABLE 16.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE (CONTINUED)

DONOR               PROJECT            CASH/                                      ADJUSTED
                                       KIND          AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                               ------------------------------------------------------------------------------
R thousand                                     2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------------------------------

Belgium                                Kind         --        --        --             129           --        --        --
Technical Co-
operation
United State                           Kind         --        --        --              16           --        --        --
Government
Organization for                       Kind         --        --        --               9           --        --        --
Economic co-
operation
Food and                               Kind         --        --        --               9           --        --        --
Agricultural
Organization
Tuberculocis                           Kind         --        --        --               5           --        --        --
Coalition for
Technical
Assistance
WHO                                    Kind         --        --        --             140           --        --        --
UNFPA                                  Kind         --        --        --           1 352           --        --        --
USAID                                  Kind         --        --        --              33           --        --        --
Applicants                             Kind         --        --        --              66           --        --        --
Spanish                                Kind         --        --        --              25           --        --        --
Government
Food&Allergy                           Kind         --        --        --               3           --        --        --
Consulting&Testi
ng Services
DFID                                   Kind         --        --        --              44           --        --        --
Unifoods                               Kind         --        --        --               7           --        --        --
WHO SAMC                               Kind         --        --        --              10           --        --        --
UNICEF                                 Kind         --        --        --             170           --        --        --
Swift Micro                            Kind         --        --        --               3           --        --        --
ECSA                                   Kind         --        --        --              10           --        --        --
WHO                                    Kind         --        --        --              46           --        --        --
WHO                                    Kind         --        --        --              42           --        --        --
American                               Kind         --        --        --              85           --        --        --
Embassy
JHPIEGO                                Kind         --        --        --             184           --        --        --
Populations                            Kind         --        --        --              21           --        --        --
Council
AVIMA                                  Kind         --        --        --              12           --        --        --
UNICEF                                 Kind         --        --        --               9           --        --        --
UNDF, Thailand                         Kind         --        --        --               8           --        --        --
SADAC                                  Kind         --        --        --               7           --        --        --
Glaxo Kline Smith                      Kind         --        --        --              10           --        --        --
World Diabetic                         Kind         --        --        --              12           --        --        --
Foundation
WHO                                    Kind         --        --        --              29           --        --        --
Markinor Thinkinh                      Kind         --        --        --               1           --        --        --
European Union                         Cash         --        --        --              37           --        --        --
Centre for                             Cash         --        --        --              90           --        --        --
Disease Control
and Prevention
Italian                                Kind         --        --        --              80           --        --        --
Corporation
Discovery Health                       Kind         --        --        --              16           --        --        --
Pharmaceutical                         Kind         --        --        --               6           --        --        --
Federation
WHO                                    Kind         --        --        --              35           --        --        --
Organisors                             Kind         --        --        --               6           --        --        --
JICA                                   Kind         --        --        --             304           --        --        --
BINKO Ltd                              Kind         --        --        --              48           --        --        --
DFID                                   Kind         --        --        --             650        2 333     2 333     2 334
WHO                                    Kind         --        --        --             155           --        --        --
Danish                                 Kind         --        --        --             300           --        --        --
SADC Secretariat                       Kind         --        --        --              17           --        --        --
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                           54 142        --        --           5 864        2 333     2 333     2 334
=============================================================================================================================

                                                                  Vote16: Health

TABLE 16.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

DESCRIPTION                SERVICE DELIVERY OUTPUTS                        ADJUSTED
                                                 AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                           --------------------------------------------------------------------------
R thousand                                 2002/03  2003/04  2004/05        2005/06    2006/07    2007/08     2008/09
---------------------------------------------------------------------------------------------------------------------

MEGA INFRASTRUCTURE PROJECTS AND PROGRAMMES (OVER R250 MILLION)
Madadeni                   620 bed              --       --       --             --     14 185     41 625    144 594
                           revitalision
Chris Hani 3               Revitalise and       --       --       --             --     49 213     73 037    288 765
                           downscale to
                           a 1500 beds
OTHER LARGE INFRASTRUCTURE PROJECTS (OVER R20 MILLION)
Hlabisa                    New 308 bed          --       --       --             --     54 866     25 773     76 782
                           hospital
Lebowakgomo                Revitalise and   42 000   18 810   19 301          3 500         --         --         --
                           upgrade to
                           241 beds
Jane Furse                 Revitalise and       --   19 143   56 357         20 800         --         --         --
                           downscale to
                           252 beds
Dilokong                   Revitalise and       --   31 449   26 048         56 800      4 358         --         --
                           downscale to
                           252 beds
Nkhensani                  Revitalise and       --   15 894    7 900         36 300      4 415         --         --
                           upgrade to
                           363 beds
Maphuta Malatjie           Revitalise and       --       --       --         55 000     11 001      9 859      7 009
                           downscale to
                           93 beds
Letaba                     Revitalise and       --       --       --             --     17 369     18 622     11 334
                           upgrade to
                           400 beds
Thabamoopo                 A 1152 bed           --       --       --             --     11 580      9 749         --
                           revitalisation
Piet Retief                Revitalise and   38 939   35 031   37 725             --         --         --         --
                           downscale to
                           140 beds
Themba                     Revitalise and       --    5 424    5 236         12 835     11 147      8 215         --
                           downscale to
                           212 beds
Rob Ferreira               Revitalise and       --    4 647   20 281         21 932     19 047     19 169         --
                           downscale to
                           212 beds
Ermelo                     Revitalise and       --       --    4 050         28 000     23 159     27 932     29 826
                           upgrade to
                           735 beds
Colesburg                  Revitalise and      250   16 939   10 600             --         --         --         --
                           upgrade to 35
                           beds
Calvinia                   Revitalise and       --   10 930   10 600             --         --         --         --
                           downscale to
                           35 beds
Psychiatric (West End)     Revitalise and       --       --   35 100         30 000     99 585    109 539         --
                           upgrade to
                           310 beds
Barkely West               Revitalise and       --       --       --         12 000     20 843         --         --
                           upgrade to 55
                           beds
Upington (Gordonia)        Revitalise and       --       --    1 200         20 000     69 478     98 585     27 589
                           upgrade to
                           231 beds
De Aar                     Revitalise and       --       --       --         17 000     69 478     98 585     28 335
                           upgrade to
                           190 beds
Postmasburg                Revitalise and       --       --       --             --     11 580     16 431         --
                           upgrade to 55
                           beds
Moreteletsi / George       Revitalise and       --       --   50 000         50 000     88 584     28 754      4 474
Stegmann                   downscale to
                           296 beds
---------------------------------------------------------------------------------------------------------------------

                                                                             353

2006 Estimates of National Expenditure

TABLE 16.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE (CONTINUED)

DESCRIPTION                SERVICE DELIVERY OUTPUTS                        ADJUSTED
                                                 AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                           --------------------------------------------------------------------------
R thousand                                 2002/03  2003/04  2004/05        2005/06    2006/07    2007/08     2008/09
---------------------------------------------------------------------------------------------------------------------

Vryburg                    Revitalise and       --       --   38 500         30 000     50 950     32 040      6 394
                           upgrade to
                           120 beds
Brits                      Revitalise and       --       --       --         15 000      8 106     27 385     37 283
                           upgrade to
                           175 beds
Jubilee                    Revitalise and       --       --       --             --     28 949     43 816     59 653
                           downscale to
                           288 beds
Tshwaragano                Revitalise and       --       --       --         20 000      5 790     27 385     37 283
                           downscale to
                           175 beds
Vredenburg                 Revitalise and       --    8 948   38 798         13 574      5 484      2 738      2 237
                           upgrade to 80
                           beds
George                     Revitalise and       --   20 831   38 981         14 712      1 737         --         --
                           upgrade to
                           265 beds
Worcester (Eben Donges)    Revitalise and   18 900   33 430   75 195         37 245     31 836      7 278        800
                           upgrade to
                           315 beds
Paarl                      Revitalise and       --       --       --         49 010     45 610     38 339     62 520
                           upgrade to
                           326 beds
Khayelitsha                New 230 bed          --       --       --         11 000     33 581     26 837     36 537
                           hospital
Frontier                   Revitalise and   11 300    1 846   13 887         35 500     15 343     35 491      8 948
                           upgraded to
                           400 beds
St. Elizabeth's            Revitalise and       --    7 887   15 254         19 000     21 972     16 979      9 433
                           upgrade to
                           410 beds
Mary Theresa               Revitalise and       --   33 673   81 783         41 750      6 948         --         --
                           upgrade to
                           248 beds
Rietvlei                   Revitalise and       --   18 932   14 564         20 050     11 001      9 311     17 896
                           downscale to
                           205 beds
St. Lucy's                 Revitalise and       --       --       --         26 000     15 633     30 123     73 074
                           downscale to
                           154 beds
St. Patrick's              Revitalise and       --       --       --             --     12 159     26 289     12 676
                           downscale to
                           245 beds
Boitumelo                  Revitalise and    1 200    9 265   65 737         25 681     17 764     11 304         --
                           downscale to
                           246 beds
Pelonomi                   Revitalise and       --    9 672   11 169         30 500     23 622     19 169     30 127
                           downscale to
                           346 beds
Mamelodi                   Revitalise and       --    7 394   40 000         51 929     54 507     26 982      1 357
                           upgrade to
                           250 beds
Zola                       Revitalise and       --   34 195       --         28 000     54 479     58 795     26 788
                           downscale to
                           250 beds
CHB 1                      New 210 bed          --        --      --          7 000     11 580     46 147     75 715
                           hospital
Natalspruit                Revitalise and       --    1 345   15 000             --     17 369    136 924    186 414
                           downscale to
                           500 beds
Sebokeng                   Revitalise and       --       --       --             --     15 258      9 169         --
                           downscale to
                           384 beds
Germiston                  Revitalise and       --       --       --             --     23 391     25 742     82 022
                           upgrade to
                           149 beds
---------------------------------------------------------------------------------------------------------------------

                                                                 Vote 16: Health

TABLE 16.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE (CONTINUED)

DESCRIPTION                SERVICE DELIVERY OUTPUTS                        ADJUSTED
                                                 AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                           --------------------------------------------------------------------------
R thousand                                 2002/03  2003/04  2004/05        2005/06    2006/07    2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

Tembisa                    Revitalise and       --       --       --             --     29 180     10 954      9 694
                           downscale to
                           544 beds
Daveyton                   New 300 bed          --       --       --             --     14 475     52 031     70 837
                           hospital
King George V              Revitalise and   45 891   26 291   67 186        132 662     75 579     80 391     55 405
                           downscale to
                           960 beds
Ngwelezane / Lower         Revitalise and       --   10 844   12 779         45 934     39 457     41 000     67 068
Umfolozi                   downscale to
                           859 beds
Dr. Pixley Seme            New 250 bed          --       --   17 322         20 000     14 926     53 502     99 710
                           hospital
Dr. John Dube              New 250 bed          --       --       --             --     13 711     57 300    112 684
                           hospital
GROUPS OF SMALL PROJECTS
OR PROGRAMMES
Medical Bureau for         Repair and           --       --    7 453          7 600         --         --         --
Occupational Diseases      Maintenance
Johannesburg Forensic      Electrical           --       --       --            700         --         --         --
Laboratory                 upgrade
Pretoria Forensic          Wheelchair           --       --       --            124         --         --         --
Laboratort                 accessibility
Gas Store                  Building             --       --       --             80         --         --         --
                           additional
                           store
---------------------------------------------------------------------------------------------------------------------
TOTAL                                      158 480  382 820  838 005      1 047 218  1 280 284  1 539 296  1 801 264
=====================================================================================================================

                                                                             355

2006 Estimates of National Expenditure

                                                                         VOTE 17

LABOUR

                                       2006/07          2007/08     2008/09
R THOUSAND                       TO BE APPROPRIATED
---------------------------------------------------------------------------
MTEF ALLOCATIONS                      1 512 749       1 596 865   1 677 385
   OF WHICH:
   Current payments                   1 117 202       1 162 692   1 199 091
   Transfers and subsidies              372 945         392 283     429 157
   Payments for capital assets           22 602          41 890      49 137
---------------------------------------------------------------------------
STATUTORY AMOUNTS                     5 500 000       6 000 000   6 500 000
---------------------------------------------------------------------------
Executive authority              Minister of Labour
Accounting officer               Director-General
                                 of Labour
---------------------------------------------------------------------------

AIM

The aim of the Department of Labour is to play a significant role in reducing unemployment, poverty and inequality, through policies and programmes developed in consultation with role-players and aimed at: improved economic efficiency and productivity; skills development and employment creation; sound labour relations; eliminating inequality and discrimination in the workplace; and
alleviating poverty in the workplace; as well as to play a significant role in improving employment and protecting and improving workers' rights and benefits.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Conduct the overall management of the department and provide support and advisory services.

PROGRAMME 2: SERVICE DELIVERY

Protect the health and safety of workers, and implement and enforce Department of Labour policies.

PROGRAMME 3: EMPLOYMENT AND SKILLS DEVELOPMENT SERVICES/HUMAN RESOURCES
DEVELOPMENT

Achieve the strategic objectives and equity targets of the national skills development strategy and contribute to the achievement of the strategic objectives of the national human resources development strategy.

PROGRAMME 4: LABOUR POLICY AND LABOUR MARKET PROGRAMMES

Establish an equitable and sound labour relations environment and promote South
Africa's interests in international labour matters through research, analysing and evaluating labour policy and providing data and statistics on the labour market, including providing support to institutions that promote social dialogue.

                                                                             357

2006 Estimates of National Expenditure

PROGRAMME 5: SOCIAL INSURANCE

Provide for administrative and other support services to the Unemployment
Insurance Fund (UIF) and the Compensation Fund, and manage government's contribution to the activities of these funds.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03-2008/09

The Department of Labour has developed a 10-point strategic plan to address key government priorities in the second decade of democracy. The focus will be on:
encouraging growth and development in the first economy and increasing the ability to create employment, addressing the needs of vulnerable and poor people in the second economy, promoting social security in an effort to contribute to poverty alleviation, and addressing racial and gender inequality.

Improving employment creation

The Department of Labour formulates labour market legislation and policies that contribute to creating employment in a way that protects workers' rights.
Legislation and policies are aimed at developing good labour market practices, promoting healthy and safe working environments, eliminating discrimination and increasing compliance with labour legislation. By complying with international labour standards, improving working conditions and promoting productivity, South
Africa can participate and compete in the global arena.

The Skills Development Act (1998) and the Skills Development Levies Act (1999)
were developed to promote employment in South Africa by addressing the skills shortage through the national skills development strategy, launched in 2000. The strategy for 2005-2010 seeks to support economic growth for employment creation and poverty eradication, promote productive and equitable citizenship by aligning skills development with national strategies for growth and development, and accelerating broad-based black economic empowerment (BEE). The strategy is critical in realising government's goal of halving South Africa's unemployment by 2014 by providing the skills the economy requires. Promoting employment equity will assist in transforming South Africa into a non-racial and non-sexist society. Better alignment between the further education and training sector, business and the Sector Education and Training Authorities (SETAs) has resulted in a more demand-driven strategy.

The national skills development strategy's learnership apprenticeships and internship programmes target unemployed youth, since 75 per cent of the unemployed are between 15 and 34 years' old. A special project with the
Department of Education aims to meet the challenges of having 800 000 learners in adult basic education and training (ABET) by March 2010. ABET enhances the basic skills of people beyond their school-going years and tackles long-term unemployment. The national skills development strategy is closely aligned with the expanded public works programme, which targets people with low skills levels and the unemployed by providing them with work experience and equipping them with skills.

Remote access e-technology and multi-skilling training of staff in the labour centres and business units are aimed at improving the quality of and access to the department's suite of integrated labour services. The career information and guidance system was developed and successfully piloted in labour centres in all provinces. The system provides employment services to job seekers and learners seeking to access learnerships. Further development will allow for the registration of private employment agencies, enabling a job matching process, and the development of a database on all graduates will further promote job matching. Employment service practitioners will extend this information into the second economy to facilitate access to economic opportunities. This system will be rolled out in collaboration with the Umsobomvu Youth Fund and implemented in all labour centres and multipurpose community centres.

                                                                 Vote 17: Labour

Alleviating poverty by addressing the needs of vulnerable people

The Department of Labour addresses the needs of vulnerable people by setting and enforcing norms and standards that ensure that all existing and new jobs are equitable and do not jeopardise workers' rights. The protection of workers has advanced over the last three years through the setting of minimum wages and working conditions for the following sectors: domestic workers, the taxi industry, security, wholesale and retail, and contract cleaning. Substantial progress was made with data collection in the hospitality sector, and the investigation included a review of four sectoral determinations. The welfare sector investigation has been prioritised for completion in 2006.

In 2005, Cabinet ratified the child labour action programme. Over the medium term, the department will focus on implementing the programme and raising awareness of it. Progress has been made in aligning child labour institutional structures with the policy framework developed by the Office on the Rights of the Child in The Presidency. The worst forms of child labour have been targeted, resulting in projects on the commercial and sexual exploitation of children, child trafficking and on children used by adults to commit illegal activities.

The department has prioritised social protection by investigating ways to improve the services provided by the Unemployment Insurance Fund (UIF) and the
Compensation Fund. Currently, occupational health and safety responsibilities fall under the departments of labour, health, and minerals and energy. These three line departments have developed a draft national policy and bill in line with Cabinet's decision to integrate the occupational health and safety and compensation functions.

Legislative reforms have contributed to improved revenue flows for the UIF, resulting in the accumulation of large cash surpluses. The Department of Labour is researching various policy options for addressing the increasing reserves while maintaining the fund's long-term financial sustainability. The UIF investigated its business processes to promote more efficient service delivery, resulting in the initiation of a ring-fenced public entity. This involves recruiting and re-skilling staff, especially in the financial area, as well as institutional reform to support the new business environment. Key priorities for the UIF are to finalise and improve the employer and employee databases and improve support to database users by 2007.

Promoting employment equity

To improve the implementation of the Employment Equity Act (1998), the department is developing amendments to the regulations, to be published at the end of March 2006. The amendments aim to refine data collection, tighten the enforcement of the act and improve the scope of the department's employment equity monitoring and related operations. To improve substantive compliance, the director-general's review system has been developed and is due for implementation in 2006/07. By August 2007, the department aims to publish a code of good practice on the integration of employment equity into human resource policies and practices, as well as amendments to the code of good practice on the handling of sexual harassment cases in the workplace. Efforts to align the
Broad-Based Black Economic Empowerment Act (2003) with the Employment Equity Act
(1998) continue through discussions with the Department of Trade and Industry.

                                                                             359

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 17.1 LABOUR

PROGRAMME                                                               ADJUSTED    REVISED
                                           AUDITED OUTCOME         APPROPRIATION   ESTIMATE  MEDIUM-TERM EXPENDITURE ESTIMATE
                                  -------------------------------------------------------------------------------------------
R thousand                          2002/03    2003/04    2004/05            2005/06           2006/07    2007/08     2008/09
-----------------------------------------------------------------------------------------------------------------------------

1. Administration                   280 111    306 454    316 112        312 247    307 137    336 239    359 653     379 480
2. Service Delivery                 342 311    374 687    428 969        570 665    555 447    623 370    647 409     666 577
3. Employment and Skills            115 901    106 003    112 491        142 579    138 061    186 409    201 649     206 479
   Development Services/
   Human Resources
   Development
4. Labour Policy and Labour         259 768    269 694    297 945        347 813    340 256    357 230    378 153     414 348
   Market Programmes
5. Social Insurance                 338 483     15 010      8 013          9 001      9 001      9 501     10 001      10 501
-----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                          1 336 574  1 071 848  1 163 530      1 382 305  1 349 902  1 512 749  1 596 865   1 677 385
-----------------------------------------------------------------------------------------------------------------------------
DIRECT CHARGE ON NATIONAL         3 259 460  3 777 008  4 725 396      4 934 000  4 934 000  5 500 000  6 000 000   6 500 000
REVENUE FUND
Sector Education and Training     2 611 797  3 021 606  3 780 317      3 947 200  3 947 200  4 400 000  4 800 000   5 200 000
Authorities
National Skills Fund                647 663    755 402    945 079        986 800    986 800  1 100 000  1 200 000   1 300 000
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                             4 596 034  4 848 856  5 888 926      6 316 305  6 283 902  7 012 749  7 596 865   8 177 385
=============================================================================================================================
Change to 2005 Budget estimate                                             2 328   (30 075)   (18 750)     88 940     325 571
-----------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                    600 953    716 352    800 146      1 025 908    993 413  1 117 202  1 162 692   1 199 091
Compensation of employees           306 468    337 965    371 495        475 342    447 269    535 118    562 059     590 752
Goods and services                  293 839    378 260    428 129        550 566    546 144    582 084    600 633     608 339
of which:
Communication                        25 164     48 310     54 503         46 118     46 118     52 228     54 839      58 267
Computer Services                    18 416     30 420     34 515         69 444     69 444     44 927     47 173      49 437
Consultants, contractors and         40 202     18 846     21 262        106 756    106 756     90 837     90 388      95 891
special services
Inventory                            18 474     36 484     40 994         16 202     14 198     17 345     19 213      23 703
Maintenance repair and running       25 245      4 419      4 985         65 164     65 164     73 749     52 097      57 408
cost
Operating leases                     42 415     47 802     55 853         60 260     60 260     65 660     72 021      77 586
Travel and subsistence               65 731     84 606     95 064         83 975     84 638     84 996     89 246      98 581
Municipal Services                   11 133     11 744     12 329         13 307     13 307     15 590     16 919      17 985
Financial transactions in assets        646        127        522             --         --         --         --          --
and liabilities
TRANSFERS AND SUBSIDIES           3 875 132  4 082 193  5 049 835      5 275 671  5 275 763  5 872 945  6 392 283   6 929 157
Provinces and municipalities            908      1 489      1 095          1 457      1 457      1 543         --          --
Departmental agencies and         3 811 500  4 022 218  4 989 795      5 225 594  5 225 594  5 820 866  6 339 095   6 873 366
accounts
Foreign governments and              15 508      7 804      5 737          5 900      5 928      6 313      6 755       7 228
international organisations
Non-profit institutions              43 095     48 738     51 783         42 720     42 720     44 223     46 433      48 563
Households                            4 121      1 944      1 425             --         64         --         --          --
PAYMENTS FOR CAPITAL ASSETS         119 949     50 311     38 945         14 726     14 726     22 602     41 890      49 137
Buildings and other fixed           103 004     42 959     36 847          7 857      7 857      6 954     25 023      31 090
structures
Machinery and equipment              16 945      7 352      2 020          6 651      6 651     15 413     16 608      17 762
Software and other intangible            --         --         78            218        218        235        259         285
assets
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                             4 596 034  4 848 856  5 888 926      6 316 305  6 283 902  7 012 749  7 596 865   8 177 385
=============================================================================================================================

EXPENDITURE TRENDS

The department's expenditure decreased between 2002/03 and 2003/04, due to the success of the UIF's turnaround strategy, which resulted in the fund deferring
R250 million in 2003/04 and a further R150 million in 2004/05 to the National
Revenue Fund, of the R1,3 billion parliamentary allocation transferred to the fund in 2001. Expenditure between 2004/05 and 2005/06 increased by 18,8 per cent due to increased capacity for inspection and enforcement services. Expenditure over

                                                                 Vote 17: Labour

the medium-term expenditure framework (MTEF) period is expected to rise by an average annual rate of 6,7 per cent.

Statutory spending, which refers to the skills development levies transferred to the National Skills Fund and the SETAs, grew at an average of 14,8 per cent between 2002/03 and 2005/06, compared to an increase of 9,6 over the medium term.

DEPARTMENTAL RECEIPTS

The department collects modest amounts of revenue. Receipts from fines and forfeitures from prosecutions in terms of labour legislation flow through the
Department of Justice.

TABLE 17.2 DEPARTMENTAL RECEIPTS

                                                                      ADJUSTED
                                            AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM RECEIPTS ESTIMATE
                                      -----------------------------------------------------------------------
R thousand                            2002/03  2003/04  2004/05        2005/06    2006/07  2007/08  2008/09
-------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                   4 587    4 749    4 465          4 472      4 459    4 684    4 898
Sales of goods and services             2 199    2 281    2 741          2 260      2 270    2 384    2 493
produced by department
Sales of scrap, waste and other used       14       --       --             17         19       20       21
current goods
Fines, penalties and forfeits             112       96       99             95         90       95       99
Interest, dividends and rent on land    1 217       --      239            820        810      851      890
Sales of capital assets                    --       --      232             --         --       --       --
Financial transactions in assets and    1 045    2 372    1 154          1 280      1 270    1 334    1 395
liabilities
-------------------------------------------------------------------------------------------------------------
TOTAL                                   4 587    4 749    4 465          4 472      4 459    4 684    4 898
=============================================================================================================

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 17.3 ADMINISTRATION

SUBPROGRAMME                                                    ADJUSTED
                                      AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                --------------------------------------------------------------------------
R thousand                      2002/03  2003/04  2004/05        2005/06      2006/07  2007/08  2008/09
----------------------------------------------------------------------------------------------------------

Minister 1                          726      688      747            837          887      934      981
Management                        9 928   11 425   11 799          9 158        9 706   10 190   10 679
Corporate Services              135 900  192 701  199 932        228 685      244 396  259 589  272 249
Capital Works                    80 009   42 094   35 452             --           --       --       --
Property Management              53 548   59 546   68 182         73 567       81 250   88 940   95 571
----------------------------------------------------------------------------------------------------------
TOTAL                           280 111  306 454  316 112        312 247      336 239  359 653  379 480
==========================================================================================================
Change to 2005 Budget estimate                                    37 965       43 752   49 541   55 164
----------------------------------------------------------------------------------------------------------

1    Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

                                                                             361

2006 Estimates of National Expenditure

TABLE 17.3 ADMINISTRATION (CONTINUED)

                                                                ADJUSTED
                                        AUDITED OUTCOME    APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                       -------------------------------------------------------------------------
R thousand                             2002/03   2003/04         2004/05   2005/06   2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                       182 995   260 905         281 684   308 886   333 726   357 200   376 909
Compensation of employees               37 477    40 046          40 807    54 357    57 628    60 509    63 413
Goods and services                     144 872   220 732         240 355   254 529   276 098   296 691   313 496
of which:
Communication                            5 559    22 364           7 368    11 573    12 269    12 882    13 500
Computer Services                       18 406    30 420          86 396    42 788    44 927    47 173    49 437
Consultants, contractors and special    29 740    16 286           7 695    73 488    78 969    82 917    86 897
services
Inventory                                2 440    19 230          23 154     5 500     6 000     6 300     6 602
Maintenance repair and running cost     12 206     1 766           1 297     2 809     2 917     3 354     4 020
Operating leases                        42 415    47 802          55 853    60 260    65 660    72 021    77 586
Travel and subsistence                  10 375    27 461          11 768    17 038    18 063    18 966    19 876
Municipal Services                      11 133    11 744          12 329    13 307    15 590    16 919    17 985
Financial transactions in assets and       646       127             522        --        --        --        --
liabilities
TRANSFERS AND SUBSIDIES                    109       201             148       167       177        --        --
Provinces and municipalities               109       173             128       167       177        --        --
Households                                  --        28              20        --        --        --        --
PAYMENTS FOR CAPITAL ASSETS             97 007    45 348          34 280     3 194     23 36     2 453     2 571
Buildings and other fixed structures    91 045    42 959          33 766        --        --        --        --
Machinery and equipment                  5 962     2 389             436     3 194     2 336     2 453     2 571
Software and other intangible assets        --        --              78        --        --        --        --
----------------------------------------------------------------------------------------------------------------
TOTAL                                  280 111   306 454         316 112   312 247   336 239   359 653   379 480
================================================================================================================

EXPENDITURE TRENDS

Spending by this programme increased from R280,1 million in 2002/03 to R312,2 million in 2005/06, at an average annual rate of 3,7 per cent. Spending over the
2006 MTEF is expected to increase on average by 6,7 per cent a year, reaching
R379,5 million in 2008/09. Spending by the Management subprogramme decreased by
22,4 per cent in 2005/06, compared to 2004/05, due to decreased spending on goods and services.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Labour received the following amounts: R81,3 million in 2006/07, R88,9 million in 2007/08 and R95,6 million in 2008/09. Expenditure has been adjusted for
2002/03 to 2005/06.

PROGRAMME 2: SERVICE DELIVERY

The Service Delivery programme is the primary programme that ensures that the
Department of Labour's legislation and policies are implemented in an integrated way.

There are six subprogrammes:

o    Management Support Services is responsible for managing and supporting provincial offices, labour centres and visiting points.

o    Beneficiary Services provides services to unemployed people and people injured on duty, in accordance with the Unemployment Insurance Act (2001)
     and the Compensation for Occupational Injuries and Diseases Act (1993) by
     administering, processing and finalising applications for payment.

                                                                 Vote 17: Labour

o    Employment Services facilitates access to employment and income-generating opportunities for the under- and unemployed by implementing a range of policies and programmes.

o    Inspection and Enforcement Services makes sure that employers and employees comply with labour legislation.

o    Labour Market Information and Statistics researches and monitors development in the labour market by analysing the impact of various acts and job-creation programmes and by assessing internal capacity.

o    Occupational Health and Safety promotes health and safety in the workplace through regulating dangerous activities and the use of plant and machinery.

EXPENDITURE ESTIMATES

TABLE 17.4 SERVICE DELIVERY

SUBPROGRAMME                                                    ADJUSTED
                                        AUDITED OUTCOME    APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                       -------------------------------------------------------------------------
R thousand                             2002/03   2003/04         2004/05   2005/06   2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

Management Support Services            103 642   109 225         114 323   195 495   234 377   238 167   228 765
Beneficiary Services                        --        --              --         1         1         1         1
Employment Services                     70 107    82 181         111 209   120 461   129 377   136 646   145 586
Inspection and Enforcement             134 479   157 121         176 336   221 285   222 507   233 632   250 814
Services
Labour Market Information and           12 156    13 612          13 799    16 807    18 608    19 538    21 015
Statistics
Occupational Health and Safety          21 927    12 548          13 302    16 616    18 500    19 425    20 396
----------------------------------------------------------------------------------------------------------------
TOTAL                                  342 311   374 687         428 969   570 665   623 370   647 409   666 577
================================================================================================================
Change to 2005 Budget estimate                                              31 390    33 804    25 266    15 938
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                       318 038   367 539         422 094   561 186   614 231   623 511   635 567
Compensation of employees              213 834   245 018         274 492   346 738   388 848   409 540   430 017
Goods and services                     104 204   122 521         147 602   214 448   225 383   213 971   205 550
of which:
Communication                           18 965    25 028          46 302    33 200    38 382    40 301    42 316
Consultants, contractors and special     1 485       562           6 151     4 085     4 561     4 798     5 038
services
Inventory                                6 874    10 080          11 142     3 421     3 500     4 675     4 909
Maintenance repair and running cost      8 171       588           3 091    57 479    65 973    43 608    45 788
Travel and subsistence                  44 666    50 228          75 406    55 832    56 057    58 860    61 803
TRANSFERS AND SUBSIDIES                  4 806     3 374           2 566     1 546     1 634       583       612
Provinces and municipalities               640     1 087             798     1 020     1 078        --        --
Non-profit institutions                    253       456             422       526       556       583       612
Households                               3 913     1 831           1 346        --        --        --        --
PAYMENTS FOR CAPITAL ASSETS             19 467     3 774           4 309     7 933     7 505    23 315     30398
Buildings and other fixed structures    11 090        --           3 081     6 057     3 766    19 389    26 276
Machinery and equipment                  8 377     3 774           1 228     1 872     3 739     3 926     4 122
Software and other intangible assets        --        --              --         4        --        --        --
----------------------------------------------------------------------------------------------------------------
TOTAL                                  342 311   374 687         428 969   570 665   623 370   647 409   666 577
================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES
----------------------------------------------------------------------------------------------------------------
NON-PROFIT INSTITUTIONS
CURRENT                                    253       456             422       526       556       583       612
SA National Council for the Blind          152       219             192       214       226       237       249
Deaf Federation of South Africa             88        59              69       140       148       155       163
National Council for the Physically         13       178             161       172       182       191       200
Disabled
----------------------------------------------------------------------------------------------------------------

                                                                             363

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure increased significantly from 2004/05 to 2005/06, from R429 million to R570,7 million, mainly because of the Management Support Services subprogramme. This programme showed growth of 71 per cent due to the filling of posts and the concomitant costs associated with these posts. Expenditure increased further as the department purchased mobile units and experienced an increase in accidents requiring investigation. Spending from 2002/03 to 2005/06 grew at an average annual rate of 18,6 per cent.

Growth over the MTEF is expected to slow down to an average of 5,3 per cent due to the reallocation of funds for capital works projects being spread across all the department's programmes for their use of office space.

Spending by the Occupational Health and Safety subprogramme decreased by 42,8 per cent from 2002/03 to 2003/04, because the inspectorate function was transferred to the Inspection and Enforcement Services subprogramme, for providing integrated inspection services. However, from 2004/05 to 2005/06, this subprogramme shows a significant increase in spending, of 24,9 per cent, for specific investigations into certain occupational health and safety incidents
(like the incidents at Sasol.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Successful blitz inspections and advocacy campaigns were conducted, targeting high-risk industries, namely the agriculture, construction, manufacturing and the wholesale and retail trade sectors. The inspections are part of a co-ordinated national strategy and programme of action, in which provincial offices conduct workplace inspections and audits, simultaneously ensuring compliance with labour legislation, and include inspections of workplaces employing domestic workers and farm workers.

R197 million was allocated from the National Skills Fund towards training approximately 53 990 unemployed people, of which 59 per cent were youth, 57 per cent were women and 3,1 per cent were people with disabilities. Therefore this target was broadly achieved.

90 per cent of the unemployment insurance claims were finalised within six weeks, while 46 per cent of the Compensation for Occupational Injuries and
Diseases Act (1993) claims were paid within 90 days.

A 36 per cent increase in employer compliance with labour legislation was achieved, with 178 443 employers complying in 2004/05 compared to 131 031 employers in the previous year.

SELECTED MEDIUM-TERM OUTPUT TARGETS

SERVICE DELIVERY

MEASURABLE OBJECTIVE: Ensure the effective, efficient and integrated implementation of legislation, standards, guidelines and policies through the provision of inspection and enforcement services, employment services, and labour market information and statistical services.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                  OUTPUT                            MEASURE/INDICATOR                    TARGET
------------------------------------------------------------------------------------------------------------------------------------

Management Support Services   Adequately capacitated            Percentage staff capacity            95% staff capacity maintained
                              administrative support services   maintained

                                                                Frequency of service delivery        Visits at least once per week
                                                                mobile units visiting rural and
                                                                outlying communities
------------------------------------------------------------------------------------------------------------------------------------

                                                                 Vote 17: Labour

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                  OUTPUT                            MEASURE/INDICATOR                    TARGET
------------------------------------------------------------------------------------------------------------------------------------

Beneficiary Services          Efficient social safety net       Percentage of claims processed       90% of UIF claims processed and
                                                                by both UIF and Compensation         paid within 6 weeks of
                                                                Fund                                 receiving complete
                                                                                                     documentation 75% of
                                                                                                     Compensation Fund claims
                                                                                                     processed and paid within 90
                                                                                                     days of receiving complete
                                                                                                     documentation
------------------------------------------------------------------------------------------------------------------------------------
Employment Services           Skills development initiatives    Percentage of identified skills      At least 70% of initiatives
                              that support provincial growth    development initiatives (including   supported
                              and development strategies and    nodal and expanded public works
                              equity priorities                 programme interventions)
                                                                supported

                              Improved access to employment     Career information and guidance      March 2006
                              services                          system developed and
                                                                implemented

                                                                Percentage of unemployed and         70% placement rate, within 2
                                                                underemployed on allocated           months of completion of
                                                                training projects successfully       training, with employment for
                                                                placed                               at least 3 months
------------------------------------------------------------------------------------------------------------------------------------
Inspection and Enforcement    Compliance with labour            Percentage of employment             At least 70% inspected, and
Services                      legislation and sectoral          equity designated employers          procedurally compliant within
                              determinations                    inspected and procedurally           90 days of inspection
                                                                compliant

                                                                Percentage of labour-related         100%
                                                                complaints investigated, reported
                                                                and settled
------------------------------------------------------------------------------------------------------------------------------------
Labour Market Information     Labour market information and     Frequency of reports, surveys        Quarterly trend analysis
and Statistics                statistics for stakeholders       and studies                          reports that include
                                                                                                     performance reviews
------------------------------------------------------------------------------------------------------------------------------------
Occupational Health and       Safe and healthy working          Number of workplaces in high         At least 500
Safety                        environment                       risk industries inspected and
                                                                audited per year
                                                                National occupational health and     March 2007
                                                                safety authority in place
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: EMPLOYMENT AND SKILLS DEVELOPMENT SERVICES/HUMAN RESOURCE
DEVELOPMENT

This programme focuses on implementing the national skills development strategy and contributes to implementing the national human resources development strategy.

There are six subprogrammes:

o    Skills Development Funding manages the National Skills Fund, and funds projects identified in the national skills development strategy as national priorities or other projects related to achieving the purposes of the
     Skills Development Act (1998) as determined by the directorgeneral.

o    SETA Co-ordination makes sure that the national skills development strategy is implemented effectively and efficiently at the sector level and is responsible for performance management and support to the 23 SETAs.

o    Indlela increases access to work-based qualifications, assesses apprenticeships at different levels and in different fields of learning, and conducts education and training which contributes to meeting the national skills development strategy scarce skills and training targets.

o    Training of Staff funds staff training programmes and makes sure that the skills for implementing legislation are available.

o    Administrative Auxiliary Services is responsible for a branch performance management system to make sure that national skills development strategy targets are met across implementing agencies (namely, the SETAs, the
     National Skills Fund, the Umsobomvu Youth Fund and the National
     Productivity Institute) and that reports are consolidated and distributed quarterly to the National Skills Authority, the department and the interdepartmental human resources development committee.

                                                                             365

2006 Estimates of National Expenditure

o    National Productivity Institute supports government-led strategic initiatives that affect job creation and retention, productivity and competitiveness.

EXPENDITURE ESTIMATES

TABLE 17.5 EMPLOYMENT AND SKILLS DEVELOPMENT SERVICES/ HUMAN RESOURCES
DEVELOPMENT

SUBPROGRAMME                                                              ADJUSTED
                                              AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

Skills Development Policy Advice        13 059     5 079       198              --           --        --        --
and Planning
Skills Development Funding              39 948    43 400    41 964          49 864       53 517    55 892    62 050
Seta Co-ordination                       5 029     9 460    11 480          17 173       24 232    25 444    26 716
Indlela                                 25 493    18 148    23 901          34 072       46 666    56 120    53 619
Training of Staff                        1 320       614       262           1 676        1 777     1 866     1 956
Administrative Auxiliary Services       10 091     7 468    11 439          15 860       34 848    35 690    35 501
National Productivity Institute         20 961    21 834    23 247          23 934       25 369    26 637    26 637
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  115 901   106 003   112 491         142 579      186 409   201 649   206 479
=====================================================================================================================
Change to 2005 Budget estimate                                             (4 600)       11 681    19 084    15 552
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        60 271    46 850    50 848          75 350       88 208    96 929    97 472
Compensation of employees               37 769    33 150    31 315          45 454       57 091    58 945    62 668
Goods and services                      22 502    13 700    19 533          29 896       31 117    37 984    34 804
of which:
Communication                              187       535       602           1 345        1 482     1 556     2 303
Computer Services                           --        --     3 184           1 652           --        --        --
Consultants, contractors and special     1 120        43     3 091           4 862        2 052     2 155     3 189
services
Inventory                                5 513     3 422     3 914           3 574        3 590     3 770     5 579
Maintenance repair and running cost      2 925     1 735       441           3 369        3 007     3 157     4 673
Travel and subsistence                   6 595     3 387     3 202           6 158        6 783     7 122    10 541
TRANSFERS AND SUBSIDIES                 52 619    58 233    61 361          64 365       86 228    89 436    93 729
Provinces and municipalities               107       130        95             180          193        --        --
Departmental agencies and               52 321    58 035    61 220          64 185       86 035    89 436    93 729
accounts
Households                                 191        68        46              --           --        --        --
PAYMENTS FOR CAPITAL ASSETS              3 011       920       282           2 864       11 973    15 284    15 278
Buildings and other fixed structures       869        --        --           1 800        3 188     5 634     4 814
Machinery and equipment                  2 142       920       282           1 064        8 785     9 650    10 464
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  115 901   106 003   112 491         142 579      186 409   201 649   206 479
=====================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES
---------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                 52 321    58 035    61 220          64 185       86 035    89 436    93 729
National Skills Fund                    31 360    36 201    37 973          40 251       42 666    44 799    46 949
National Productivity Institute         20 961    21 834    23 247          23 934       25 369    26 637    27 908
National Qualifications Framework           --        --        --              --       18 000    18 000    18 872
---------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure declined slightly in 2003/04, due to the restructuring of this programme: the Employment Services subprogramme was transferred to the Service
Delivery programme. Spending from 2004/05 to 2005/06 increased by R30,1 million, at a rate of 26,7 per cent. This can be attributed to the Skills Development
Funding and the SETA Co-ordination subprogrammes, as

                                                                 Vote 17: Labour

more staff were hired to manage and monitor performance and service delivery by the National Skills Fund and the SETAs in relation to the skills strategy. This also resulted in increased goods and services costs associated with these appointments.

Spending by the SETA-Co-ordination subprogramme decreased by 21 per cent from
2003/04 to 2004/05, because a large number of staff were hired by SETAs in
2003/04, resulting in increased vacancies and decreased spending on personnel and goods and services. Furthermore, expenditure increased by 49 per cent in
2004/05 to 2005/06 due to: the vacancies being filled, the phasing out of
European Union (EU) appointed officials and the appointment of permanent staff to the department, and goods and services costs related to the new appointments.
An average annual growth rate of 13,1 per cent over the MTEF period will support the implementation of the national skills development strategy.

Spending on the Training of Staff subprogramme increased significantly from R262
000 in 2004/05 to R1,7 million in 2005/06. This subprogramme was previously funded from EU donor funds. When the EU programme closed in December 2004, all training interventions had to be funded through the fiscus.

Expenditure on the Administrative Auxiliary Services subprogramme increased by
119,7 per cent in 2005/06 to 2006/07, due to R18 million being allocated to restructure the national qualifications framework (NQF). This funding was appropriated to the department in the 2005 Budget, in the outer years, to develop the policy and establish the Trade, Occupational and Professional
Quality Assurance Council (TOP Council). Progress in revising the NQF has been slow as the policy process remains unresolved. Expenditure for the Skills
Development Policy Advice and Planning subprogramme declines to zero in 2005/06 as this subprogramme was transferred to the Labour Policy and Labour Market
Programmes programme. During the transition, both departmental and EU expenditure decreased significantly. This subprogramme was phased out as it was integrated into the Labour Policy and Labour Market Programmes programme's budget and policy research agenda.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

National Skills Fund

The National Skills Fund is largely committed to achieving the annual targets of the national skills development strategy. Achievements against actual expenditure include:

o    For the period ending November 2005,the NSF committed a total of R181 million to a total of 7 330 unemployed learners on various learnerships.

o    For the 2005 academic year, an amount of R26,2 million was allocated to the
     National Research Foundation (NRF) for awarding bursaries to post-graduate students in areas of scarce skills, for Honours through to post-doctoral studies. A total of 984 bursaries was awarded, 77 per cent of which went to black students, 53 per cent to women and 7,4 per cent to people with disabilities.

o    R49 million was allocated to the National Students Financial Aid Scheme for awarding bursaries to under-graduate students in areas of scarce skills. At the end of September 2005, 529 bursaries were awarded, all to students with disabilities, of which 89 per cent were black and 44 per cent were women.

o    For the period ending September 2005 a total of 37 035 unemployed people were trained on social development initiative projects: 62 per cent were young black people, 57 per cent were women and 2,64 per cent were people with disabilities. The total amount spent on training amounted to R77,6 million.

                                                                             367

2006 Estimates of National Expenditure

SETAs

All SETAs have shown vast improvement in 2004/05 and have played a significant role in implementing the national skills development strategy, as follows:

o    6 306 557 workers were enrolled in structured SETA learning programmes and
     6 123 937 had completed their studies, exceeding the target in the strategy.

o    650 organisations and business units committed themselves to participating in the Investors in People (IiP) project and 100 of these, cumulatively from 2001 to 2005, achieved recognition against the standard. This is an increase of 346 companies that have committed to IiP compared to the 304 committed companies in the previous year.

o    For the year ended March 2005, 4 364 large companies paid levies with 73 per cent receiving grants. This represents 97 per cent of large firms participating in skills development, which exceeds the target in the strategy.

o    Government departments have increased their expenditure on training from
     R724,4 million in 2003/04 to R794,9 million in 2004/05.

o    The number of SMMEs paying skills levies as at the end of March 2005 was
     139 866, of which 8 793 were medium and 131 073 were small enterprises.

o    The total number of learnership agreements and apprenticeship contracts increased from 69 306 to 109 647 for unemployed people below the age of 35.

SELECTED MEDIUM-TERM OUTPUT TARGETS

EMPLOYMENT AND SKILLS DEVELOPMENT SERVICES/HUMAN RESOURCE DEVELOPMENT

MEASURABLE OBJECTIVE: Achieve the success indicators of the national skills development strategy targets through managing service level agreements and providing support services to all SETAs and the effective management of the strategy.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                             MEASURE/INDICATOR                   TARGET
------------------------------------------------------------------------------------------------------------------------------------

Skills Development Funding   Projects and programmes in line    Proportion of available funds       At least 80% of available funds
                             with national skills development   spent or committed                  spent or committed by March
                             strategy priorities funded                                             2006

                                                                Amount of ABET funding spent on     R121 million spent on 20 000
                                                                targeted number of unemployed       unemployed learners
                                                                learners

                                                                Amount of funds to train targeted   R270 million to train
                                                                number of career guidance           500 counsellors and enrol
                                                                counsellors and enrol unemployed    7 500 unemployed learners
                                                                learners in critical skills areas
------------------------------------------------------------------------------------------------------------------------------------
SETA Co-ordination           Management of SETA                 Performance indicators and          23 SETAs sign SLAs with at least
                             performance in terms of national   service level agreements (SLA)      15 Setas achieving satisfactory
                             skills development strategy        concluded and regularly managed     assessments against indicators
                             targets and indicators             with all SETAs

                                                                Number of employed and              50 000 learners enter and 25 000
                                                                unemployed learners enter and       learners complete training
                                                                complete training programmes        programmes linked to scarce
                                                                linked to scarce skills             skills

                                                                Number of youth trained and         2 000 learners trained and
                                                                mentored to form new ventures       mentored
                                                                (through new venture creation
                                                                learnership)
------------------------------------------------------------------------------------------------------------------------------------

                                                                 Vote 17: Labour

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                             MEASURE/INDICATOR                   TARGET
------------------------------------------------------------------------------------------------------------------------------------

Indlela                      Improved assessment services       Timely assessment of apprentice     All applicants assessed within 2
                                                                applications                        months of receiving application
------------------------------------------------------------------------------------------------------------------------------------
Administration Auxiliary     Management of employment and       Workplans of branch finalised and   February 2005
Services                     skills development services and    performance of the branch against   Quarterly and annual
                             human resources development        the workplan conducted timeously    assessments
                             programmes' strategy and policy
                             processes
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: LABOUR POLICY AND LABOUR MARKET PROGRAMMES

This programme is responsible for establishing an equitable and sound labour relations environment and promoting South Africa's interests in international labour matters.

There are five subprogrammes:

o    Labour Relations promotes an equitable and peaceful labour relations environment, including support to the Commission for Conciliation,
     Mediation and Arbitration (CCMA).

o    Labour Policy mainly aims to support policy formulation and the drafting of legislation in the department and in government in general, through researching, analysing and developing labour policy and providing labour market information and statistics.

o    International Labour Matters represents government at the International
     Labour Organisation and the African Regional Labour Council.

o    NEDLAC promotes economic growth, participation in economic decision-making and social equity by seeking consensus and agreements on social and economic policy and all proposed labour legislation between community organisations, labour, business and government.

o    Sheltered Employment is responsible for the administrative, production and financial control of the employment centres for the disabled, subsidising operating losses and capital expenditure of work centres for the disabled, and subsidising workshops for the blind in accordance with approved standards.

EXPENDITURE ESTIMATES

TABLE 17.6 LABOUR POLICY AND LABOUR MARKET PROGRAMMES

SUBPROGRAMME                                                           ADJUSTED
                                          AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                    ------------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

Labour Relations                    181 354   190 090   216 819         248 267      258 680   274 850   303 974
Labour Policy                         4 488     5 325     7 407          27 523       21 399    22 200    25 545
International Labour Matters         22 344    16 906    12 175          17 046       18 453    19 472    20 193
National Economic Development and     7 366     7 823     9 146          11 551       12 712    13 348    13 989
Labour Council
Sheltered Employment                 44 216    49 550    52 398          43 426       45 986    48 283    50 647
------------------------------------------------------------------------------------------------------------------
TOTAL                               259 768   269 694   297 945         347 813      357 230   378 153   414 348
==================================================================================================================
Change to 2005 Budget estimate                                           16 999        5 865     9 219    28 516
------------------------------------------------------------------------------------------------------------------

                                                                             369

2006 Estimates of National Expenditure

TABLE 17.6 LABOUR POLICY AND LABOUR MARKET PROGRAMMES (CONTINUED)

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                        39 649    41 058    45 520          80 486       81 037    85 052    89 143
Compensation of employees               17 388    19 751    24 881          28 793       31 551    33 065    34 654
Goods and services                      22 261    21 307    20 639          51 693       49 486    51 987    54 489
of which:
Communication                              453       383       231              --           95       100       148
Computer Services                           --        --       509           1 353           --        --        --
Consultants, contractors and special     7 857     1 955     4 325          24 321        5 255       518       767
services
Inventory                                3 647     3 752     2 784           3 707        4 255     4 468     6 613
Maintenance repair and running cost      1 943       330       156           1 507        1 852     1 978     2 927
Travel and subsistence                   4 095     3 530     4 688           4 947        4 093     4 298     6 361
TRANSFERS AND SUBSIDIES                219 655   228 367   252 351         266 592      275 405   292 263   324 315
Provinces and municipalities                52        99        74              90           95        --        --
Departmental agencies and              161 236   172 165   195 166         218 408      225 330   239 658   269 136
accounts
Foreign governments and                 15 508     7 804     5 737           5 900        6 313     6 755     7 228
international organisations
Non-profit institutions                 42 842    48 282    51 361          42 194       43 667    45 850    47 951
Households                                  17        17        13              --           --        --        --
PAYMENTS FOR CAPITAL ASSETS                464       269        74             735          788       838       890
Machinery and equipment                    464       269        74             521          553       579       605
Software and other intangible assets        --        --        --             214          235       259       285
---------------------------------------------------------------------------------------------------------------------
TOTAL                                  259 768   269 694   297 945         347 813      357 230   378 153   414 348
=====================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES
---------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                161 236   172 165   195 166         218 408      225 330   239 658   269 136
Commission for Conciliation,           145 740   156 410   174 612         197 945      203 171   216 391   244 804
Mediation and Arbitration
Development Institute for                8 130     7 932    11 408           8 912        9 447     9 919    10 373
Training,Support and Education for
Labour
National Economic Development and        7 366     7 823     9 146          11 551       12 712    13 348    13 959
Labour Council
FOREIGN GOVERNMENTS AND INTERNATIONAL ORGANISATIONS
CURRENT                                 15 508     7 804     5 737           5 900        6 313     6 755     7 228
International Labour Organisation       14 358     6 804     5 365           3 248        5 885     6 297     6 749
African Regional Labour Advisory         1 150     1 000       372           2 652          428       458       479
Council
NON-PROFIT INSTITUTIONS
CURRENT                                 42 842    48 282    51 361          42 194       43 667    45 850    47 951
Subsidised Workshops for the Blind       5 966     5 629     5 970           6 328        6 707     7 042     7 365
South African Youth Council                 --        --        --           1 000           --        --        --
Subsidised Work-Centers for the         36 876    42 653    45 391          34 866       36 960    38 808    40 586
Disabled
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure increased steadily from 2002/03 until 2004/05. A significant increase followed in 2005/06, bringing the level to R347,8 million. This is mainly because of the increase in the Labour Policy subprogramme's expenditure, which increased from R7,4 million in 2004/05 to R27,5 million in 2005/06 as a result of the various labour market policy research projects commissioned by the department as well as the integration of the Skills Development Policy Advice

                                                                 Vote 17: Labour

and Planning subprogramme into the Employment and Skills Development
Services/Human Resource Development programme.

In 2005/06, spending on goods and services increased significantly by 150,1 per cent or R31,1 million for the following projects: the research, monitoring and evaluation agenda, the employment equity enforcement strategy, the child labour action programme, the protection of vulnerable workers, and compliance with the employment equity act director general's review system.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Substantial progress has been made with reviewing the farm worker sectoral determination, and the sheltered employment and forestry investigations have been completed. Wages for domestic workers have been reviewed and increases were published for implementation in December 2005.

A child labour action programme implementation committee - consisting of stakeholders representing government, organised business and labour as well as
NGOs - was established and is functioning well. The department is currently costing the programme, and this will be finalised by March 2006.

The third edition of the Labour Market Review, a bi-annual publication on labour market issues and trends, with strategic analyses from respected scholars, was published in 2004/05. Other key publications include the Annual Industrial
Action Report during 2004/05. A research report was completed and presented to a research seminar on the cost-benefit analysis of training in South Africa and an annual state of skills report was published in 2005. A five-year research, monitoring and evaluation agenda has been approved with implementation due to start in 2005/06.

At the growth and development summit (GDS) in July 2003, the Department of
Labour was tasked with monitoring the progress of government's agreements at the summit. The third progress report on the summit's agreements between government and its social partners was submitted and presented to the presidential joint working group meeting in July 2005.

SELECTED MEDIUM-TERM OUTPUT TARGETS

LABOUR POLICY AND LABOUR MARKET PROGRAMMES

MEASURABLE OBJECTIVE: Develop labour legislation and policy to reduce conflict and inequalities and improve working conditions and equity in the labour market, including through fulfilling South Africa's obligations to international and regional organisations.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                                MEASURE/INDICATOR                         TARGET
------------------------------------------------------------------------------------------------------------------------------------

Labour Relations   Minimum conditions of employment      Publish sectoral determinations within    Welfare - December 2006
                   and wages for vulnerable workers in   set timeframes                            Hospitality - March 2007
                   various sectors
                                                         Review the existing sectoral              Private security - June 2006
                                                         determinations within the set timelines   Contract cleaning - November 2006
                                                                                                   Civil engineering - January 2007
                   National programme of action on the   Implement communication campaign on       August 2006 to March 2007
                   elimination of child labour           CLAP reaching internal  stakeholders/
                                                         government departments

                                                         Departmental child labour desk            August 2006
                                                         implemented and operational

                                                         Training of staff on CLAP                 September 2006

                                                         Develop performance indicators to
                                                         monitor the implementation of the CLAP    December 2006
------------------------------------------------------------------------------------------------------------------------------------

                                                                             371

2006 Estimates of National Expenditure

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                   OUTPUT                             MEASURE/INDICATOR                     TARGET
------------------------------------------------------------------------------------------------------------------------------------

Labour Policy                  Labour market information system   Up-to-date and accessible labour      Capture new information
                                                                  market information statistics         within 1 month of being made
                                                                  captured  timeously                   available
                                                                  Number of reports published           5 reports published by the
                                                                                                        end of 2006

                               Labour market research,            Agenda implemented                    March 2006
                               monitoring and evaluation agenda
------------------------------------------------------------------------------------------------------------------------------------
International Labour Matters   Participation in International     Percentage participation as a         100% participation
                               Labour Organisation governing      titular member in all
                               body meetings and international    meetings and conferences
                               labour conferences
------------------------------------------------------------------------------------------------------------------------------------
National Economic              Transfer payment to Nedlac         Percentage of negotiations engaging   80% of agreements concluded
Development and Labour                                            business, labour, the community and
Council                                                           government to reach consensus

                                                                  Monitor, evaluate and report on the   Reports due in March 2006
                                                                  progress of the agreements signed
                                                                  by stakeholders at the Growth and
                                                                  Development Summit
------------------------------------------------------------------------------------------------------------------------------------
Sheltered Employment           Restructured sheltered             Turnaround strategy agreed            By March 2006
                               employment centres
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: SOCIAL INSURANCE

The Social Insurance programme contributes to the Unemployment Insurance Fund, and funds the Compensation Fund, which compensates civil servants for accidents or illnesses while on duty.

EXPENDITURE ESTIMATES

TABLE 17.7 SOCIAL INSURANCE

SUBPROGRAMME                                                                  ADJUSTED
                                                 AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                           ------------------------------------------------------------------------------
R thousand                                 2002/03   2003/04   2004/05         2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------------

Unemployment Insurance                     327 000     7 000        --               1            1          1          1
Compensation Fund                           11 483     8 010     8 013           9 000        9 500     10 000     10 500
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                      338 483    15 010     8 013           9 001        9 501     10 001     10 501
=========================================================================================================================

Change to 2005 Budget estimate                                                (13 426)     (13 852)   (14 170)   (14 777)
-------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    338 483    15 010     8 013           9 001        9 501     10 001     10 501
Departmental agencies and                  338 483    15 010     8 013           9 001        9 501     10 001     10 501
accounts
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                      338 483    15 010     8 013           9 001        9 501     10 001     10 501
=========================================================================================================================

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES
-------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
SOCIAL SECURITY FUNDS
CURRENT                                    338 483    15 010     8 013           9 001        9 501     10 001     10 501
Unemployment Insurance Fund                327 000     7 000        --               1            1          1          1
Compensation Fund                           11 483     8 010     8 013           9 000        9 500     10 000     10 500
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                      338 483    15 010     8 013           9 001        9 501     10 001     10 501
=========================================================================================================================

EXPENDITURE TRENDS

Legislative changes relieve the department of contributing R7 million per year to the UIF. The allocation has been reduced to a nominal R1 000 per year starting from 2005/06 because the department is obliged to include, in its budgetary submission, any future requests from the UIF for funding from the fiscus. The average annual growth rate is 5,3 per cent during the MTEF.

                                                                 Vote 17: Labour

A reduction of the provisions for administrative costs relating to injuries sustained on duty by civil servants was made because this allocation was substantially underutilised in the past. Baseline allocations to the fund were based on these revised requirements

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

For the year ended March 2005, the Compensation Fund paid R604 million in compensation to beneficiaries compared with R493 million in 2003/04. Medical payments amounted to R1 billion, slightly lower than the R1,2 billion in
2003/04; R314 million was paid in the form of pensions to beneficiaries compared to R277 million in the previous year. Total claims expenditure amounted to R1,95 billion in 2004/05, marginally lower than the R1,97 billion for the year ended
March 2004. Beneficiary claims (payments to injured employees on either a temporary or permanent disability basis) paid in 2003/04 totalled R493 million, pension claims (payments to pensioners who are permanently disabled because of their injury on duty) R277 million and medical treatment (payments to medical service providers for treatment of injured employees) R1,2 billion.

The number of compensation awards decreased by 20,7 per cent, but this is on par with the number of awards made in 2001/2002 and 2002/03. The number of occupational diseases claims finalised increased by nearly 233,8 per cent due to: increased capacity in the section, the impact of the finalisation of the occupational diseases policy, and the increased awareness and compliance by statekeholders.

The total value of UIF benefits paid in 2004/05 declined by 28,8 per cent, possibly the result of fewer claims being made as individuals exhaust their 238 days benefit credits over a four-year period.

SELECTED MEDIUM-TERM OUTPUTS TARGETS

SOCIAL INSURANCE

MEASURABLE OBJECTIVES: Support and ensure sound administration of the
Compensation Fund and manage government financial assistance to the funds, for efficiency and financial sustainability.

------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME             OUTPUT                      MEASURE/INDICATOR                   TARGET
------------------------------------------------------------------------------------------------------------------------------

Unemployment Insurance   Improved service delivery   Percentage of claims finalised on   80% of claims finalised within 4
Fund                                                 time                                weeks

                                                     Punctual processing of benefit      All benefit claims processed within 6
                                                     applications                        weeks
------------------------------------------------------------------------------------------------------------------------------
Compensation Fund        Effective and sustainable   Punctual payments of benefits       All benefits fully paid by end of
                         Compensation Fund                                               financial year
------------------------------------------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

NATIONAL SKILLS FUND

The National Skills Fund (NSF) was established in 1999 in terms of the Skills
Development Act (1998). The Skills Development Levies Act (1999) allows for the
NSF to be funded through a 20 per cent top-slice of the skills development levies collected by the South African Revenue Service (SARS), with a maximum of
2 per cent for administration. The Minister of Labour approves the NSF's spending in line with the national skills development strategy and on the advice of the National Skills Authority (NSA).

The national skills development strategy sets the NSF's medium-term service delivery indicators and targets. Funds and resources are channelled into nationally prioritised projects through nine dedicated funding windows, each focusing on a unique group of beneficiaries. The biggest funding

                                                                             373

2006 Estimates of National Expenditure

window is the social development initiatives window, which focuses on the unemployed and under-employed. The Letsema project, which targeted 5 000 unemployed youth is a good example of the typical beneficiary group.

Through the social development initiatives window, the NSF has committed R1,8 billion to the SETAs for strategic community level projects and for unemployed learners via the national learnership campaign. R541 million remains to be transferred to the various SETAs in 2005/06. The NSF has also contributed funds to the training component of the expanded public works programme. For the period ending November 2005, the NSF committed R181 million to 7 330 unemployed learners on various learnerships.

In 2004/05, the NSF accumulated revenue of R1,1 billion, 87 per cent being derived from the skills development levy. Expenditure was R1,2 billion resulting in a net deficit of R97 million. The NSF has invested R1,2 billion of its cash surpluses. Of the skills development levies collected in 2004/05, R945,1 million was transferred to the NSF and the transfer for 2006/07 is projected to increase to R1,1 billion. The skills levy is projected to grow at an average annual rate of 10,8 per cent over the medium term compared to an average growth of 15,4 per cent between 2002/03 to 2005/06.

The cash and cash equivalents in 2004/05 amounted to R1,2 billion, are projected to decrease by R258 million in 2005/06 and continue to decline over the medium term as committed spending accelerates and the spending pressures to fund the expanded public works programmes increase. The significant increase of 63,2 per cent in spending on transfers and subsidies, from R498 million in 2003/04 to
R813 million in 2004/05, can be attributed to increased spending in the various funding windows in terms of the skills development strategy targets.

TABLE 17.8 FINANCIAL SUMMARY FOR THE NATIONAL SKILLS FUND (NSF)

                                            OUTCOME                                    MEDIUM-TERM ESTIMATE
                               ---------------------------------               ---------------------------------
                                 AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                    OUTCOME
                               ---------------------------------------------------------------------------------
R THOUSAND                       2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
----------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
TAX REVENUE                      647 663     755 402     945 079     986 800   1 120 000   1 230 000   1 360 000
NON-TAX REVENUE                  119 821     134 654      97 845      74 000      63 000      44 000      35 000
TRANSFERS RECEIVED                35 360      40 656      42 351      42 408      42 666      44 799      46 949
----------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                    802 844     930 712   1 085 275   1 103 208   1 225 666   1 318 799   1 441 949
================================================================================================================
EXPENSES
CURRENT EXPENSE                   86 213     209 031     369 528     418 570     437 805     458 611     477 613
Goods and services                86 213     209 031     369 528     418 570     437 805     458 611     477 613
TRANSFERS AND SUBSIDIES          443 906     498 165     812 982     941 840     996 007   1 080 224   1 197 785
----------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                   530 118     707 196   1 182 510   1 360 409   1 433 812   1 538 835   1 675 398
================================================================================================================
SURPLUS / (DEFICIT)              272 726     223 516    (97 235)   (257 201)   (208 146)   (220 036)   (233 449)
================================================================================================================

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------------------
Receivables and prepayments       15 574      14 966       2 491          --          --          --          --
Cash and cash equivalents      1 063 596   1 286 285   1 201 525     943 724     735 578     515 542     282 093
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                   1 079 170   1 301 251   1 204 016     943 724     735 578     515 542     282 093
================================================================================================================
Capital and reserves           1 074 644   1 298 160   1 200 925     943 724     735 578     515 542     282 093
Trade and other payables           4 526       3 091       3 091          --          --          --          --
----------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES   1 079 170   1 301 251   1 204 016     943 724     735 578     515 542     282 093
================================================================================================================

Data provided by the Department of Labour

UNEMPLOYMENT INSURANCE FUND

The Unemployment Insurance Fund (UIF) provides short-term unemployment insurance as legislated in the Amended Unemployment Insurance Act (2003). It strives to contribute to the

                                                                 Vote 17: Labour

alleviation of poverty in South Africa by providing effective short-term unemployment insurance to all workers who qualify for unemployment and related benefits. The fund is financed by a dedicated tax on the wage bill, where employers and employees each contribute 1 per cent of earnings. The majority of revenue is collected through SARS in terms of the Unemployment Insurance
Contributions Act (2002), and is then transferred to the fund.

In light of the fund's positive cash flow, the fund was able to meet its operational expenditure requirements, and the UIF commissioner requested that the approved additional allocations for 2004/05 be suspended. The fund realised a surplus of R3,8 billion Contributions collected increased by 5 per cent from
R5,7 billion in 2003/04 to R6 billion in 2004/05. The third actuarial valuation in March 2005 determined that the UIF has a strong cash flow position for the next 10 years, requiring that it set up reserves of R8,7 billion. At the end of
March 2005, the fund had accumulated R10,2 billion in reserves, with R9,8 million being channelled to the Public Investment Corporation.

As a direct result of the new legislation and the inclusion of high income earners in the unemployment insurance net, the net surplus, before allowing for actuarial reserves and other provisions, increased from R3,3 billion in 2003/04 to R3,8 billion in 2004/05. The net surplus is projected to grow at an average annual rate of 5,8 per cent over the medium term.

An independent review of the corporate form of the fund as a public entity was completed in March 2005, with the report due early in 2006. As a result of the review, and to improve efficiencies, the UIF will begin to transform the fund into a ring-fenced departmental agency. The fund has made substantial improvements in terms of financial viability and service delivery. New information management systems will improve the quality and turnaround times of claims processing, provide speedier responses to client enquiries, and fully integrate the fund's financial system. Another priority for the medium term is the recruitment and re-skilling of appropriate resources to manage the new business environment.

The data in the following table provides only cash information extracted from the entity's cash flow statement and excludes all accrual transactions like provisions and depreciation. This makes the data compatible with other government data. Details on beneficiaries and other data are contained in the fund's annual report. In 2004/05, approved claims increased by nearly 13 per cent compared to the previous year, but the total value of benefits paid declined by nearly 29 per cent.

TABLE 17.9 SUMMARY OF REVENUE AND EXPENSES FOR THE UNEMPLOYMENT INSURANCE FUND
(UIF)

                                                                             MEDIUM-TERM ESTIMATE
                        ---------------------------------               -----------------------------
                          AUDITED     AUDITED     AUDITED   ESTIMATED
                                                             OUTCOME
                        -----------------------------------------------------------------------------
R Thousand                2002/03     2003/04     2004/05     2005/06     2006/07   2007/08   2008/09
-----------------------------------------------------------------------------------------------------

REVENUE
   Tax revenue          4 344 700   5 734 937   6 026 905   6 765 656   7 238 762     7 744     8 286
                                                                                        985       644
   Non-tax revenue        107 783     153 139     746 854     817 272   1 097 506     1 395     1 708
                                                                                        221       996
   Transfers received      94 000       7 000                       1           1         1         1
-----------------------------------------------------------------------------------------------------
TOTAL REVENUE           4 546 483   5 895 076   6 773 759   7 582 929   8 336 269     9 140     9 995
                                                                                        207       641
=====================================================================================================

                                                                             375

2006 Estimates of National Expenditure

TABLE 17.9 SUMMARY OF REVENUE AND EXPENSES FOR THE UNEMPLOYMENT INSURANCE FUND
(UIF) (CONTINUED)

                                                                                               MEDIUM-TERM ESTIMATE
                                        ---------------------------------               ---------------------------------
                                          AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                              OUTCOME
                                        ---------------------------------------------------------------------------------
R Thousand                                2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

EXPENSES
   Current expenses                     2 442 650   2 571 022   2 940 075   3 570 054   4 057 014   4 610 612   5 238 973
      Compensation of employees           230 062     241 993     219 907     292 000     309 000     327 540     347 192
      Goods and services                  141 728     190 360     228 991     269 000     310 000     354 520     401 000
      Transfer payments and subsidies   2 070 860   2 093 870   2 484 470   2 958 054   3 384 014   3 871 312   4 428 781
      Other expenditure                                44 799       6 707      51 000      54 000      57 240      62 000
                                        ---------------------------------------------------------------------------------
   Capital expenditure                     27 030       5 502         846       2 625       2 975       3 175       5 500
                                        ---------------------------------------------------------------------------------
      Transfer payments                        --          --          --          --          --          --          --
      Fixed assets                         27 030       5 502         846       2 625       2 975       3 175       5 500
-------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          2 469 680   2 576 524   2 940 921   3 572 679   4 059 989   4 613 787   5 244 473
=========================================================================================================================
SURPLUS / (DEFICIT)                     2 076 803   3 318 552   3 832 838   4 010 250   4 276 280   4 526 420   4 751 168
=========================================================================================================================

Audited financial statements for 2000/01, 2001/02 and 2002/03 adjusted for 12 months.

Data provided by the Unemployment Insurance Fund

NATIONAL PRODUCTIVITY INSTITUTE

The National Productivity Institute (NPI) is mandated by government, labour and business to improve productivity and thus contribute to South Africa's socioeconomic development and competitiveness. It aims to improve the productive capacity of the economy through interventions that encourage social dialogue and collaboration between partners.

In the public sector, the NPI makes interventions in local government, public enterprises and education and training. Support to local government targets various municipalities where the NPI has established a co-ordinating structure for public private partnerships. Several departments, notably education, labour, and trade and industry have working agreements with the NPI. The NPI has also worked with Spoornet, Eskom, Transwerk and the SABC to improve levels of operational efficiency and cost effectiveness. In the private sector, the NPI collaborates with numerous partners on a variety of projects including initiatives in the lumber, forestry, furniture and clothing sectors, to mention a few. Over the next three years, the NPI will focus on service delivery. About
66 per cent of revenue comes from government transfers via the NSF; additional funds come from donors as well as from project management fees in terms of the social plan and work place challenge programmes.

Transfers received amounted to R41,7 million in 2004/05 compared to R37,3 million in 2003/04, and are expected to increase by 25,5 per cent over the medium term, due to substantial increases in funding of the social plan and work place challenge programmes.

As part of its drive to improve service delivery, a major review of the activities of the NPI has been commissioned to give the organisation a clear picture of what it is delivering, and, to what extent. This review will be shared with the newly appointed Social Plan Productivity and Advisory Council. A review will also be undertaken with its social partners to ensure that NPI's aims and objectives meet their needs.

                                                                 Vote 17: Labour

TABLE 17.10 FINANCIAL SUMMARY FOR THE NATIONAL PRODUCTIVITY INSTITUTE (NPI)

                                                 OUTCOME                             MEDIUM-TERM ESTIMATE
                                       ---------------------------               ---------------------------
                                       AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                      OUTCOME
                                       ---------------------------------------------------------------------
R Thousand                             2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                         15 493    14 545     9 854      17 697    18 760    19 884    21 078
TRANSFERS RECEIVED                      41 521    37 275    41 690      36 934    67 501    60 582    63 074
------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           57 014    51 820    51 544      54 631    86 261    80 466    84 152
============================================================================================================
EXPENSES
CURRENT EXPENSE                         54 321    53 044    52 580      63 993    86 172    80 368    84 052
Compensation of employees               20 984    23 074    22 607      29 330    31 383    33 580    35 930
Goods and services                      32 733    29 233    29 516      34 177    54 274    46 243    47 544
Depreciation                               585       726       409         435       461       488       517
Interest, dividends and rent on land        19        11        48          51        54        57        61
TRANSFERS AND SUBSIDIES                    157        97        80          85        90        96       101
------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          54 478    53 141    52 660      64 078    86 262    80 464    84 153
============================================================================================================
SURPLUS / (DEFICIT)                      2 536   (1 321)   (1 116)     (9 447)       (1)         2       (1)
============================================================================================================

BALANCE SHEET SUMMARY
------------------------------------------------------------------------------------------------------------
Carrying value of assets                 1 110       737       865         875       864       848       822
Inventory                                  112        71        80          82        83        84        84
Receivables and prepayments              7 744     3 039     4 814       4 682     4 650     4 650     4 650
Cash and cash equivalents               18 541    18 820    16 103       4 431     5 646     5 970     6 214
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            27 507    22 667    21 862      10 070    11 243    11 552    11 770
============================================================================================================
Capital and reserves                    19 962    16 575    15 461       6 015     6 016     6 015     6 015
Borrowings                                 238     3 374     2 205          --        --        --        --
Trade and other payables                 6 272     1 519     2 819       2 581     3 650     3 850     3 950
Provisions                               1 035     1 199     1 377       1 474     1 577     1 687     1 805
------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES            27 507    22 667    21 862      10 070    11 243    11 552    11 770
============================================================================================================

Data provided by the National Productivity Institute

COMPENSATION FUND

The Compensation Fund, established in accordance with the amended Compensation for Injuries and Diseases Act (1997), provides compensation for disablement resulting from occupational injuries, diseases or death. It is financed from levies paid by employers. The Department of Labour contributes to the fund for the medical costs of injuries and diseases sustained by government officials on duty.

The revenue of the Compensation Fund consists mainly of annual assessments paid by the registered employers on a basis of a percentage or fixed rate of the annual earnings of their employees. The act, however, makes provision for a minimum assessment to ensure that the assessment is not less than the administration costs. The Compensation Fund is also protected by provisions which permit the imposition of penalties on employers who fail to pay assessments, or render wage returns, at a rate of 10 per cent of the assessment.

For the financial year ending March 2005, awards for compensation for injuries on duty decreased by 20,7 per cent compared to the previous year. Repudiated claims increased. Many old cases where no further information could be obtained had to be adjudicated and finalised in terms of the backlog strategy. In
2006/07, the fund will continue to revise its policies in line with the
Constitution and develop new policies in conjunction with social partners to ensure uniformity in

                                                                             377

2006 Estimates of National Expenditure

the handling of compensation for occupational diseases. The fund will also continue to improve management, information systems, service delivery and maintain the financial viability of the fund.

Expenditure in respect of transfers and subsidies reflects a nominal growth of
38,6 per cent from 2004/05 to 2005/06 due to the reduction in the claims backlog in 2004/05. Spending on goods and services increases by 94 per cent from 2004/05 to 2005/06 due to renovations to Compensation House, upgrading the telephone system and a communications project. Surpluses in 2003/04 were at R1,4 billion, declining to R688,4 million in 2004/05 and are expected to increase thereafter to R1,3 billion in 2008/09. The decrease by 60,2 per cent from 2005/06 to
2006/07 is due to an expected increase in claims, especially from the medical profession.

The data presented in the table below provide only cash information extracted from the entity's cash flow statement, and exclude all accrual transactions, like provisions and depreciation. This makes the data compatible with national government's data.

TABLE 17.11 SUMMARY OF REVENUE AND EXPENSES FOR THE COMPENSATION FUND

                                                                                         MEDIUM-TERM ESTIMATE
                                  ---------------------------------               ---------------------------------
                                    AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                       OUTCOME
                                  ---------------------------------------------------------------------------------
R Thousand                          2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------

REVENUE
   Tax revenue                    2 011 742   2 344 176   2 418 536   2 567 545   2 747 273   2 912 110   3 086 836
   Non-tax revenue                1 367 398   1 342 501     485 154   1 159 000   1 300 000   1 370 000   1 436 200
-------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                     3 379 140   3 686 677   2 903 690   3 726 545   4 047 273   4 282 110   4 523 036
===================================================================================================================
EXPENSES
   Current expenses               2 702 678   2 318 622   2 209 944   3 010 210   2 904 147   3 057 196   3 226 193
                                  ---------------------------------------------------------------------------------
      Compensation of employees      93 400      97 486      95 772     155 000     175 000     185 500     196 630
      Goods and services            127 673     270 436     181 736     352 796     373 964     396 402     420 186
      Transfer payments and       2 428 303   1 924 717   1 805 237   2 502 414   2 355 183   2 475 294   2 609 377
         subsidies
      Other expenditure              53 302      25 983     127 199          --          --          --          --
                                  ---------------------------------------------------------------------------------
   Capital expenditure               13 476       1 871       5 331       7 500       7 811       8 280       8 776
                                  ---------------------------------------------------------------------------------
      Transfer payments                  --          --          --          --          --          --          --
      Fixed assets                   13 476       1 871       5 331       7 500       7 811       8 280       8 776
-------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                    2 716 154   2 320 493   2 215 275   3 017 710   2 911 958   3 065 475   3 234 969
===================================================================================================================
SURPLUS / (DEFICIT)                 662 986   1 366 184     688 415     708 835   1 135 315   1 216 635   1 288 067
===================================================================================================================

Audited financial statements for 2002/03 adjusted for 12 months.

Data provided by the Compensation Fund

SECTOR EDUCATION AND TRAINING AUTHORITIES

In March 2000, the Minister of Labour established 25 Sector Education and
Training Authorities (SETAs) in terms of the Skills Development Act (1998) to promote skills development across various sectors of the economy. The main function of a SETA is to: develop appropriate sector skills; develop and register learnership programmes; quality assurance of qualifications and standards of programmes in their sectors; disburse national skills development levy funds; and provide information about the sector to recruitment service providers.

In March 2005, the Minister of Labour launched the updated national skills development strategy, NSDS: 2005-2010. A review process resulted in the minister re-establishing 23 SETAs while 2 new merged SETAs came into being. The first is the Agricultural SETA (AgriSETA) comprising the Primary Agriculture Education and Training Authority (previously known as PAETA) and the Sector Education and
Training Authority for Secondary Agriculture (previously known as SETASA). The second is the Safety and Security SETA (SASSETA) which formerly comprised of the
Diplomacy, Intelligence, Defence and Trade Training Authority (DIDTETA) and
Police,

                                                                 Vote 17: Labour

Private Security, Legal and Correctional Services Sector Education and Training
Authority (POSLEC).

SETAs receive contributions from an estimated 193 000 employers and 80 per cent of the skills development levies collected. In some instances an additional amount is contributed by various government departments. Consolidated SETA revenue amounted to R4,5 billion for 2004/05, while expenditure totalled R4,3 billion. For 2005/06, SETAs are projected to run a deficit of R137 million for the first time, with an expected deficit of R360,8 million in 2008/09. The SETAs hold employer mandatory grants in trust for approximately 18 months. This has contributed to the increase in cash and cash equivalents in 2004/05, amounting to R4,1 billion. The launch of NSDS: 2005-2010 will accelerate the disbursement of grants as submissions and payment timeframes are clearly defined in the funding regulations. The targets and service delivery indicators are highlighted in the NSDS: 2005- 2010. Moreover, these are converted into tangible, measurable targets and objectives in the service level agreements signed between the SETAs and the Department of Labour before the start of the next financial year.

Skills development levy transfers to the Setas increased from R2,7 billion in
2002/03 to R3,1 billion in 2004/05. The average annual growth in skills levies transferred to the SETAs from 2002/03 to 2005/06 is 13,2 per cent, which is expected to slow over the medium term to 11,3 per cent as a result of the exemption to small businesses with a payroll of less than R500 000 from complying with the Skills Development Levies Act (1999).

TABLE 17.12 FINANCIAL SUMMARY FOR THE CONSOLIDATED SECTOR EDUCATION AND TRAINING
AUTHORITIES

                                                    OUTCOME                                   MEDIUM-TERM ESTIMATE
                                       ---------------------------------               ---------------------------------
                                         AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                             OUTCOME
                                       ---------------------------------------------------------------------------------
R Thousand                               2002/03     2003/04     2004/05    2005/06      2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                          260 479     333 485     298 926     232 285     235 148     218 533     217 950
TRANSFERS RECEIVED                     2 843 950   3 259 588   4 171 482   4 283 060   4 659 967   5 089 232   5 611 613
Skills development transfers           2 720 501   3 052 063   3 560 828   3 947 200   4 480 309   4 920 271   5 440 344
Other transfers                          123 449     207 525     610 654     335 860     179 659     168 961     171 269
------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                          3 104 429   3 593 073   4 470 408   4 515 345   4 895 115   5 307 765   5 829 563
========================================================================================================================
EXPENSES
CURRENT EXPENSE                          473 428     633 964   1 244 659     984 432   1 033 045   1 067 302   1 168 282
Compensation of employees                120 283     160 692     191 480     218 798     291 119     317 829     349 015
Goods and services                       340 630     459 222   1 035 915     747 249     723 915     731 473     800 308
Depreciation                              12 453      14 014      17 183      18 062      16 813      16 743      17 638
Interest, dividends and rent on land          61          36          81         323       1 198       1 258       1 321
TRANSFERS AND SUBSIDIES                1 621 188   2 236 658   3 023 350   3 667 681   4 049 285   4 510 382   5 022 064
Employer grant                         1 543 782   1 950 276   2 701 642   3 172 631   3 425 421   3 786 518   4 248 200
Descretionary grant                       77 406     286 382     321 708     495 050     623 864     723 864     773 864
------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                         2 094 616   2 870 622   4 268 009   4 652 113   5 082 330   5 577 684   6 190 346
========================================================================================================================
SURPLUS / (DEFICIT)                    1 009 814     722 451     202 399   (136 768)   (187 215)   (269 919)   (360 784)
========================================================================================================================

                                                                             379

2006 Estimates of National Expenditure

TABLE 17.12 FINANCIAL SUMMARY FOR THE CONSOLIDATED SECTOR EDUCATION AND TRAINING
AUTHORITIES (CONTINUED)

                                             OUTCOME                                  MEDIUM-TERM ESTIMATE
                               ---------------------------------               ---------------------------------
                                 AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                    OUTCOME
                               ---------------------------------------------
R Thousand                       2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
----------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets          47 767      50 227      46 655      60 454      44 007      47 298      43 164
Long term investments              4 502       4 915       5 112          --          --          --          --
Inventory                             88          36          25          14          25          25          25
Receivables and prepayments      633 002     794 740     690 988     669 436     715 248     733 618     762 684
Cash and cash equivalents      2 959 633   3 652 275   4 138 425   3 777 946   3 476 926   3 139 017   2 677 044
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                   3 644 993   4 502 192   4 881 204   4 507 850   4 236 206   3 919 958   3 482 917
================================================================================================================
Capital and reserves           2 494 063   3 499 628   3 679 818   3 856 835   3 458 653   3 117 839   2 676 096
Borrowings                            74          43          --          --          --          --          --
Post retirement benefits           2 083       2 630       1 906       1 906       1 906       1 906       1 906
Trade and other payables       1 019 928     857 743     995 521     610 626     756 157     780 534     785 092
Provisions                       128 845     142 148     203 959      38 483      19 490      19 680      19 824
----------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES   3 644 993   4 502 192   4 881 204   4 507 850   4 236 206   3 919 958   3 482 917
================================================================================================================

Data provided by the Department of Labour

22 Operational Sector Education and Training Authorities as at 30 September 2005

NATIONAL ECONOMIC DEVELOPMENT AND LABOUR COUNCIL

The aim of the National Economic Development and Labour Council's (Nedlac) is to
build consensus through tripartite participation in decision-making on labour and socioeconomic matters. Nedlac consists of four separate chambers: labour market, trade and industry, public finance and monetary policy, and development.
Representatives at these chambers are from organised business, organised labour, community and development organisations, and from government. Nedlac considers all proposed labour legislation and significant changes to social and economic policy before it is introduced to Parliament.

In 2005, Nedlac celebrated its tenth anniversary, with the growth and development summit (GDS), held in June 2003, considered a major highlight in its history. The council is responsible for monitoring the progress and implementation of the GDS agreement, which constituted one of its key tasks.
Achievements to date include: the Umzansi account (the outcome of the 2002
Nedlac financial sector summit) where there are currently 1,3 million account holders of which 56 per cent are female; and the Consumer Credit Bill, currently before Parliament, one of whose aims is to regulate the micro-credit sector.

Nedlac is largely funded by government transfers, which amounted to R9,1 million in 2004/05 and is expected to increase at an annual average rate of 6,5 per cent over the medium term. Total expenditure grew by 39,7 per cent from 2003/04 to
2004/05 as a result of Nedlac's tenth birthday celebrations. Other cost-drivers over the MTEF period include the planned renovation of the Nedlac building and the acquisition of new computers, an increase in chamber meetings, and the recruitment of additional staff. For 2005/06, Nedlac projects a breakeven situation, which is expected to continue over the medium term.

Nedlac constituencies have reaffirmed their commitment to social dialogue and to working together to address the challenges facing South Africa by focusing on:
raising public awareness of Nedlac; developing capabilities to deliver quality outcomes; giving effect to the commitments in the GDS agreement and evaluating the extent to which Nedlac agreements contribute to social and economic transformation in South Africa. Areas that need further attention relate to reviewing the recruitment and remuneration policies to ensure a well-resourced, high-level secretariat, as well as reviewing the role it plays to become more proactive in leading processes.

                                                                 Vote 17: Labour

TABLE 17.13 FINANCIAL SUMMARY FOR THE NATIONAL ECONOMIC, DEVELOPMENT AND LABOUR
COUNCIL (NEDLAC)

                                                 OUTCOME                             MEDIUM-TERM ESTIMATE
                                       ---------------------------               ---------------------------
                                       AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                      OUTCOME
                                       ---------------------------------------
R Thousand                             2002/03   2003/04   2004/05     2005/06   2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                            621       489       336         430       403       434       484
TRANSFERS RECEIVED                       7 366     7 673     9 146      11 551    12 712    13 348    13 959
------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                            7 987     8 162     9 482      11 981    13 115    13 782    14 443
============================================================================================================
EXPENSES
CURRENT EXPENSE                          8 004     6 219     8 701      11 802    12 712    13 704    14 355
Compensation of employees                3 332     2 192     3 061       3 620     3 631     3 769     4 000
Goods and services                       4 334     3 669     5 236       7 762     8 623     9 440     9 789
Depreciation                               337       355       385         420       458       495       567
Interest, dividends and rent on land        --         3        19          --        --        --        --
TRANSFERS AND SUBSIDIES                     44        49        59         179       403        78        88
------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                           8 048     6 268     8 759      11 981    13 115    13 782    14 443
============================================================================================================
SURPLUS / (DEFICIT)                       (61)     1 893       723          --        --        --        --
============================================================================================================
BALANCE SHEET SUMMARY
Carrying value of assets                 1 857     1 717     1 766       2 081     2 310     2 372     2 480
Receivables and prepayments                534       724     3 113       1 950     1 710     1 440     1 300
Cash and cash equivalents                2 792     3 335     2 801       1 000     1 200     1 100     1 070
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             5 184     5 776     7 681       5 031     5 220     4 912     4 850
============================================================================================================
Capital and reserves                     4 566     5 335     7 182       4 549     4 769     4 597     4 629
Trade and other payables                   618       441       439         420       391       250       158
Provisions                                  --        --        59          62        60        65        63
------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             5 184     5 776     7 681       5 031     5 220     4 912     4 850
============================================================================================================

Data provided by the National Economic Development and Labour Council

COMMISSION FOR CONCILIATION, MEDIATION AND ARBITRATION

The Commission for Conciliation, Mediation and Arbitration (CCMA) was
established in terms of the Labour Relations Act (1995), as amended. The CCMA's key priorities are to provide high quality dispute resolution and prevention services, improve service delivery, and build capacity in the bargaining councils and similar institutions.

As at November 2005, a total number of 10 814 cases were referred, of which 2
893 were referred in Gauteng and 1 621 in the Western Cape, representing the highest number of cases referred to in these provinces. The highest referring issues in dispute relate to: unfair dismissal disputes (79 per cent); unfair labour practices (7 per cent); and matters of mutual interest (4 per cent). The best settlement rate was achieved in the Free State, with a settlement rate of
77 per cent, followed by Northern Cape, at 75 per cent. The CCMA has enjoyed a national settlement rate of 70 per cent since its inception. The national multilingual call-centre dealing with requests for labour-related advice and
CCMA case-related queries, dealt with 198 226 calls in 2004/05. This reflects an increase of 4 per cent.

Government transfers to the CCMA amounted to R174,6 million in 2004/05, increasing to R197,9 million for 2005/06. This represents an increase of 13,4 per cent due to the CCMA's case management system. Transfers over the medium term are expected to grow at an average annual rate of 7,4 per cent. Total expenditure and revenue is projected to rise, on average, at 7,6 per cent and
7,8 per cent, respectively, over the medium term. The CCMA projects deficits in
2006/07 and 2007/08.

                                                                             381

2006 Estimates of National Expenditure

Projected outputs for 2006 include: improving basic CCMA dispute resolution services, setting up specialist services with distinctive competencies, developing an appropriate regulatory system for dispute resolution, strengthening the organisation's research capabilities, and improving support services to the organisation.

TABLE 17.14 FINANCIAL SUMMARY FOR THE COMMISSION FOR CONCILIATION, MEDIATION AND
ARBITRATION (CCMA)

                                                           OUTCOME                              MEDIUM-TERM ESTIMATE
                                                ----------------------------               -----------------------------
                                                 AUDITED   AUDITED   AUDITED   ESTIMATED
                                                                                OUTCOME
                                                ------------------------------------------------------------------------
R Thousand                                       2002/03   2003/04   2004/05     2005/06    2006/07    2007/08   2008/09
------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                                    1 971     3 795     4 162       4 467       5548      7 144      8938
Sale of goods and services other than capital        588     1 536     2 043       2 121      2 219      2 858     3 575
assets
Of which:
Sales by market establishments                       588     1 536     2 043       2 121      2 219      2 858     3 575
Other non-tax revenue                              1 383     2 259     2 119       2 346      3 329      4 286     5 363
TRANSFERS RECEIVED                               145 740   156 410   174 612     197 945    203 171    216 391   244 804
------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                    147 711   160 205   178 774     202 412    208 719    223 535   253 742
------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                                  149 343   154 943   177 177     199 550    216 042    230 692   245 513
Compensation of employees                         65 710    72 560    79 348      83 837     95 908    102 205   108 924
Goods and services                                79 344    78 421    94 167     113 002    116 330    123 969   132 117
Depreciation                                       4 274     3 933     3 649       2 698      3 789      4 502     4 455
Interest, dividends and rent on land                  15        29        13          13         15         16        17
TRANSFERS AND SUBSIDIES                            2 312     3 493     3 317       2 769      5 653      6 023     6 420
------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                   151 655   158 436   180 494     202 319    221 695    236 715   251 933
========================================================================================================================
SURPLUS / (DEFICIT)                              (3 944)     1 769   (1 720)          93   (12 976)   (13 180)     1 809
------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                           9 031     5 972     5 775       5 523      7 116      8 349    10 006
Inventory                                            245       380       476         866        810      1 578     2 034
Receivables and prepayments                        3 056     3 431     3 854       3 623      4 361      5 928     6 582
Cash and cash equivalents                          7 020    21 091    25 612      27 956     13 871      5 860     9 961
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                      19 352    30 874    35 717      37 968     26 158     21 715    28 583
========================================================================================================================
Capital and reserves                               9 636    11 405     9 685      10 116    (1 496)   (10 006)   (5 977)
Borrowings                                             1        46        --          --         --         --        --
Trade and other payables                           5 931    10 547    15 779      18 124     15 783     13 024    12 367
Provisions                                         3 784     8 876    10 253       9 728     11 871     18 697    22 193
------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                      19 352    30 874    35 717      37 968     26 158     21 715    28 583
========================================================================================================================

Data provided by the Commission for Conciliation, Mediation and Arbitration

UMSOBOMVU YOUTH FUND

The Umsobomvu Youth Fund (UYF) was established in January 2001, to create a platform for job creation, skills development and entrepreneurial programmes that target the unemployed youth in South Africa. Creating jobs and developing skills among young South Africans are the main aims of the Umsobomvu Youth Fund.
The UYF has three main programmes:

o    Contact, Information and Counselling (CIC)- aimed at providing young people with information and counselling support in relation to careers, employment, self-employment, health and well-being, and citizenship.

                                                                 Vote 17: Labour

o    Skills Development and Transfer (SD&T) - aimed at providing young people with a platform to acquire life and technical skills as well as work experience.

o    Youth Entrepreneurship - provides entrepreneurship education, business development and financial support to aspirant entrepreneurs, start-up and existing businesses.

Over the past 36 months, R490 million rand has been committed to 73 projects.
The CIC division's achievements and targets include: an internet portal, launched in 2004, and estimated to have over 3 million 'hits' with a target of
1,5 million hits for the year ending 31 March 2006; the unemployed graduates database, JOBSO (a jobs and opportunities seekers' database), was launched by the president in December 2005, and to date has 70 000 names registered, nearly
5,000 young people have had job referrals, 250 successful permanent placements have been made and at the launch, 20 corporate employers pledged to take 4 000 candidates from the database.

The skills development and training division consists of the school-to-work programme and the national youth service programme. The number of participants in the two programmes aggregated to 17 022 participants at 31 March 2005 in over
55 projects. It is estimated that this division will reach about 13 000 participants in 2005/06.

In the business development support division, a total of 7 284 young people consisting of 4 880 males and 2 404 females were provided with business development support since the service began. An amount of R76,5 million has been raised for young entrepreneurs to start or expand their entities. UYF successfully organised the second annual national conference in youth entrepreneurship in Mpumalanga as part of the Youth Month activities in June
2005.

Business opportunity support systems (BOSS) is a new programme launched in
December 2005 aimed at helping groups of youth entrepreneurs access identified business opportunities through technical assistance and funding, which will focus on providing employment opportunities. The programme aims to help a minimum of 200 young entrepreneurs to secure R50 million worth of business opportunities. The Entrepreneurship 2010 campaign is a collaborative effort between UYF, the SA Youth Chamber of Commerce, the National African Chamber of
Commerce (Nafcoc) Youth Chamber and the Youth Chamber of Mining in an effort to raise the prominence of entrepreneurship by 2010. Over the next three years, the fund will continue to support initiatives, through strategic partnerships that promote employment for the youth.

The surplus over the MTEF period decreases due to the initial grant from government decreasing year-on-year as more cash is disbursed to projects. From a surplus of R29,5 million in 2005/06, the UYF projects a deficit of R5,2 million in 2008/09. Over the medium term, total revenue declines at an annual average rate of 15 per cent while total expenses increase at an annual rate of 6 per cent. No new transfers to the UYF are forseen in the next few years.

                                                                             383

2006 Estimates of National Expenditure

TABLE 17.15 FINANCIAL SUMMARY FOR THE UMSOBOMVU YOUTH FUND (UYF)

                                                            OUTCOME                               MEDIUM-TERM ESTIMATE
                                                -------------------------------               ---------------------------
                                                 AUDITED     AUDITED    AUDITED   ESTIMATED
                                                                                   OUTCOME
                                                -------------------------------------------------------------------------
R Thousand                                        2002/03     2003/04   2004/05    2005/06    2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                                    91 475      94 751    72 144     58 999     57 418    36 413    34 306
Sale of goods and services other than capital          --       1 416       664      8 084     19 199     5 419     6 232
assets
Other non-tax revenue                              91 475      93 335    71 480     50 915     38 219    30 994    28 074
Other                                                  --          --     2 932      1 335      3 747     7 062     7 768
TRANSFERS RECEIVED                                     --          --        --         --         --        --        --
-------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                      91 475      94 751    72 144     58 999     57 418    36 413    34 306
=========================================================================================================================
EXPENSES
CURRENT EXPENSE                                    11 185      32 057    30 622     29 259     32 447    34 697    39 176
Compensation of employees                           3 224       7 194     9 479     11 876     12 696    13 586    16 338
Goods and services                                  7 452      23 952    20 094     15 338     17 563    18 769    20 332
Depreciation                                          509         911     1 049      2 045      2 188     2 342     2 507
TRANSFERS AND SUBSIDIES                                47          73       112        226        264       283       304
-------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                     11 232      32 130    30 734     29 485     32 711    34 980    39 480
=========================================================================================================================
SURPLUS / (DEFICIT)                                80 243      62 621    41 410     29 514     24 707     1 433   (5 174)
=========================================================================================================================

BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                            3 495       4 880     9 022     11 462      7 982     3 974     2 944
Long term investments                              20 000      26 768    44 958     62 707     90 273    56 978    41 978
Loans                                                  --      10 234     8 999     54 923     88 691    70 629    60 035
Receivables and prepayments                         3 076       7 238    11 981         --         --        --        --
Cash and cash equivalents                       1 040 038     961 753   839 403    496 813    264 096   175 323   153 714
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                    1 066 609   1 010 873   914 363    625 905    451 042   306 904   258 671
=========================================================================================================================
Capital and reserves                            1 061 597     994 034   892 795    618 484    443 621   299 483   251 250
Trade and other payables                            2 843      12 918    15 022      3 500      3 500     3 500     3 500
Provisions                                          2 169       3 921     6 546      3 921      3 921     3 921     3 921
-------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                    1 066 609   1 010 873   914 363    625 905    451 042   306 904   258 671
=========================================================================================================================

Data provided by the Usobomvu Youth Fund

                                                                 Vote 17: Labour

ANNEXURE

VOTE 17: LABOUR

Table 17.A: Summary of expenditure trends and estimates per programme and economic classification

Table 17.B: Summary of personnel numbers and compensation of employees

Table 17.C: Summary of expenditure on training

Table 17.D: Summary of official development assistance expenditure

Table 17.E: Summary of departmental public-private partnership projects

                                                                             385

2006 Estimates of National Expenditure

TABLE 17.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

PROGRAMME                             APPROPRIATION        AUDITED               APPROPRIATION                 REVISED
                                    MAIN      ADJUSTED     OUTCOME      MAIN       ADDITIONAL     ADJUSTED    ESTIMATE
                                 -------------------------------------------------------------------------------------
R thousand                              2004/05           2004/05                   2005/06                    2005/06
----------------------------------------------------------------------------------------------------------------------

1. Administration                  251 886     336 219     316 112     274 282       37 965        312 247     307 137
2. Service Delivery                477 439     487 797     428 969     539 275       31 390        570 665     555 447
3. Employment and Skills           140 976     135 972     112 491     147 179       (4 600)       142 579     138 061
   Development Services/
   Human Resources
   Development

4. Labour Policy and Labour        299 892     315 351     297 945     330 814       16 999        347 813     340 256
   Market Programmes
5. Social Insurance                 21 540      21 540       8 013      22 427      (13 426)         9 001       9 001
----------------------------------------------------------------------------------------------------------------------
SUBTOTAL                         1 191 733   1 296 879   1 163 530   1 313 977       68 328      1 382 305   1 349 902
----------------------------------------------------------------------------------------------------------------------
DIRECT CHARGE ON NATIONAL        4 300 000   4 300 000   4 725 396   5 000 000      (66 000)     4 934 000   4 934 000
REVENUE FUND
Sector Education and Training    3 440 000   3 440 000   3 780 317   4 000 000      (52 800)     3 947 200   3 947 200
Authorities
National Skills Fund               860 000     860 000     945 079   1 000 000      (13 200)       986 800     986 800
----------------------------------------------------------------------------------------------------------------------
TOTAL                            5 491 733   5 596 879   5 888 926   6 313 977        2 328      6 316 305   6 283 902
======================================================================================================================

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   798 701     857 019     800 146     89 1039      134 869      1 025 908     993 413
Compensation of employees          454 888     411 617     371 495     512 400      (37 058)       475 342     447 269
Goods and services                 343 813     445 402     428 129     378 639      171 927        550 566     546 144
Financial transactions in               --          --         522          --           --             --          --
assets and liabilities
TRANSFERS AND SUBSIDIES          4 624 691   4 637 636   5 049 835   5 350 368      (74 697)     5 275 671   5 275 763
Provinces and municipalities         1 345       1 301       1 095       1 476          (19)         1 457       1 457
Departmental agencies and        4 611 827   4 624 327   4 989 795   5 295 020      (69 426)     5 225 594   5 225 594
accounts
Foreign governments and             11 023      11 023       5 737      12 152       (6 252)         5 900       5 928
international organisations
Non-profit institutions                496         496      51 783      41 720        1 000         42 720      42 720
Households                              --         489       1 425          --           --             --          64
PAYMENTS FOR CAPITAL ASSETS         68 341     102 224      38 945      72 570      (57 844)        14 726      14 726
Buildings and other fixed           63 641      94 005      36 847      67 459      (59 602)         7 857       7 857
structures
Machinery and equipment              4 697       7 719       2 020       5 107        1 544          6 651       6 651
Software and intangible assets           3         500          78           4          214            218         218
----------------------------------------------------------------------------------------------------------------------
TOTAL                            5 491 733   5 596 879   5 888 926   6 313 977        2 328      6 316 305   6 283 902
======================================================================================================================

                                                                 Vote 17: Labour

TABLE 17.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                ADJUSTED
                                    AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                             -------------------------------------------------------------------------------
                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)    306 468   337 965   371 495         475 342      535 118   562 059   590 751
Unit cost (R thousand)            79        87       120             112          126       133       139
Compensation as % of total    100.0%    100.0%     98.6%           96.6%        95.9%     96.1%     96.3%
Personnel numbers              3 872     3 883     3 097           4 235        4 235     4 235     4 235
(head count)
C. INTERNS
Compensation of interns           --        --     5 409          16 762       22 883    22 883    22 883
(R thousand)
Unit cost (R thousand)                                37              70           70        70        70
Number of interns                 --        --       146             241          329       329       329
------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)    306 468   337 965   376 904         492 104      558 001   584 942   613 634
UNIT COST (R THOUSAND)            79        87       116             110          122       128       134
PERSONNEL NUMBERS              3 872     3 883     3 243           4 476        4 564     4 564     4 564
(HEAD COUNT)
------------------------------------------------------------------------------------------------------------
D. LEARNERSHIPS
Payments for learnerships         --        --     4 377           4 242        5 284     5 284     5 284
(R thousand) (G&S)
Number of learnerships            --        --       227             220          274       274       274
(head count)

TABLE 17.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                ADJUSTED
                                    AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                             -------------------------------------------------------------------------------
                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure per programme      6 899     6 252    37 322           7 821        8 069     8 473     8 895
(R thousand)
Number of employees trained    3 872     3 883     3 097           4 235        4 235     4 235     4 235
(head count)
BURSARIES (EMPLOYEES)
Expenditure per programme        103        90       148             116           90        86        85
(R thousand)
Number of employees               29        22        29              31           30        29        29
(head count)
------------------------------------------------------------------------------------------------------------
TOTAL                          7 002     6 342    37 470           7 937        8 159     8 559     8 980
NUMBER OF EMPLOYEES            3 901     3 905     3 126           4 266        4 265     4 264     4 264
============================================================================================================

TABLE 17.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR            PROJECT              CASH/                                      ADJUSTED
                                      KIND           AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                              ------------------------------------------------------------------------------
R thousand                                    2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------------------

FOREIGN
Denmark          Skills development               427        --        --              --           --        --          --
European Union   Skills development            35 127        --        --              --           --        --          --
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                          35 554        --        --              --           --        --          --
============================================================================================================================

                                                                             387

2006 Estimates of National Expenditure

TABLE 17.E SUMMARY OF DEPARTMENTAL PUBLIC-PRIVATE PARTNERSHIP PROJECTS

                                                                    BUDGET
                                                       TOTAL   EXPENDITURE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                                     COST OF   ----------------------------------------------
R thousand                                           PROJECT       2005/06      2006/07   2007/08   2008/09
-------------------------------------------------------------------------------------------------------------

PROJECTS SIGNED IN TERMS OF TREASURY REGULATION 16        --        48 911       60 248    66 273    72 900
PPP unitary charge                                        --        48 911       60 248    66 273    72 900
-------------------------------------------------------------------------------------------------------------
TOTAL                                                     --        48 911       60 248    66 273    72 900
=============================================================================================================

1. Only projects that have received Treasury Approval: 1

                                                                         VOTE 18

SOCIAL DEVELOPMENT

                                     2006/07          2007/08     2008/09
R THOUSAND                      TO BE APPROPRIATED
--------------------------------------------------------------------------
MTEF ALLOCATIONS                    62 005 460      67 222 108  73 347 351
   OF WHICH:
   Current payments                    277 304         305 720     338 729
   Transfers and subsidies          61 722 516      66 910 446  73 002 382
   Payments for capital assets           5 640           5 942       6 240
--------------------------------------------------------------------------
STATUTORY AMOUNTS                           --              --          --
--------------------------------------------------------------------------
Executive authority             Minister of Social Development
Accounting officer              Director-General of Social Development
--------------------------------------------------------------------------

AIM

The aim of the Department of Social Development is to ensure the provision of comprehensive, integrated, sustainable and quality social development services against vulnerability and poverty and to create an enabling environment for sustainable development in partnership with those committed to building a caring society.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide for policy and strategic direction by the ministry and top management, and for overall management and support services to the department.

PROGRAMME 2: COMPREHENSIVE SOCIAL PROTECTION

Develop a comprehensive system of social security with norms and standards for service delivery; facilitate financial and economic planning for social security in line with developmental objectives; monitor and evaluate social security services delivered; and assess the impact of policies implemented.

PROGRAMME 3: SOCIAL SECURITY TRANSFERS AND ADMINISTRATION

Make funds available to administer and pay social assistance in terms of the
Social Assistance Act (1992) and improve the integrity of social grant administration.

PROGRAMME 4: SOCIAL WELFARE SERVICES

Ensure the delivery and accessibility of integrated social welfare services to vulnerable groups.

PROGRAMME 5: DEVELOPMENT AND RESEARCH

Create an enabling environment for the delivery of integrated social development services through development and population activities.

                                                                             389

2006 Estimates of National Expenditure

PROGRAMME 6: STRATEGY, REGULATORY AND OVERSIGHT MANAGEMENT

Provide strategic guidance on social policy development, co-ordination and evaluation; facilitate and develop the department's strategic plan; align strategy with business to ensure efficient and optimal institutional performance; oversee all entities, agencies and boards reporting to the department; provide a leadership role in co-ordinating monitoring and evaluation across the sector.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The Department of Social Development is instrumental in providing a safety net for the poor and vulnerable by formulating social assistance policy and integrated developmental social welfare services. These efforts will result in expanding and improving the services available to poor South Africans, and over time allow a growing share of South Africans to support themselves and participate productively in the economy.

Comprehensive social security

With government's 2001 commitment to establish a comprehensive social security system, the department expanded the provision of income support to the poor and vulnerable by extending the child support grant to children up to the age of 14.
In 2001/02, social grants made up 2 per cent of GDP and this is expected to increase to 3,3 per cent by 2007/08. Currently, over 10,8 million South Africans receive social grants. There are more than 2,1 million grants for old age pensions, 1,2 million disability grants and 6,5 million grants for income support to children, which include child support, care dependency and foster care grants.

Institutional reform of the social security service delivery system

Along with the marked growth in the number of beneficiaries, there have also been improvements in the quality and efficiency of social grants expenditure.
With the establishment of the South African Social Security Agency (SASSA) in
April 2005 as a focused specialist institution, the department envisages the level of fraud and leakage in the system to drop significantly as well as improvements in the management and administration of the social grants system.
The agency will be a schedule 3A public entity responsible for administering the delivery of social assistance grants and overseeing the transfer of these responsibilities from the provinces.

While the department will continue to be responsible for policy and oversight in the critical areas of social assistance, its role as co-ordinator of all areas of social security will be reinforced. Over the next three years, the department will focus on getting SASSA fully operational and building and expanding the social insurance or contributory system of social security.

Centralising the responsibility for social grant administration saw a large shift of funding from the provincial equitable share to conditional grant funding via the department in 2005/06. This involved reorganising the structure of the department's budget and introducing a new programme for funding social assistance payments and administration by provinces. In the future, this funding mechanism will adjust to the new system of funds being transferred to SASSA.

Improving social welfare service delivery

The focus in 2006/07 is on expanding social welfare service delivery by implementing the Older Persons Bill, the Children's Bill and the Child Justice
Bill, which require the state to progressively extend services to older persons, improve the protection of children and set up systems for the management and care of children in conflict with the law. Other key priorities are reviewing existing legislation on substance abuse and on the social service professions, and developing new legislation on the management and funding of the private social welfare sector. Extra capacity for developmental social welfare services will be created to promote social integration and the

                                                     Vote 18: Social Development

protection of individuals, families and communities so that they can function optimally within society and progressively decrease their dependency on the state.

With the establishment of SASSA, the department can now focus more on social welfare services, which were not previously given adequate attention and resources. The service delivery model launched in 2005 provides the framework for delivering social welfare services, and defines the nature, scope and levels of services and the role of all spheres of government and organs of civil society in social service delivery. The model also provides a framework for service integration between all components of the department to promote sustainable livelihoods of communities.

Creating an enabling environment for sustainable livelihoods

A key priority over the medium term will be designing and implementing policies and best practice models for poverty alleviation and community development. To this end, the department will review existing bills, policies, strategies and programmes to develop a comprehensive national poverty alleviation policy that will ensure a coherent response to the poverty problem by all actors in the development domain.

Civil society, including non-governmental organisations (NGOs), plays a pivotal role in community development and poverty alleviation. The Non-Profit
Organisations Act (1997) has been implemented to make sure that the NGO environment is conducive to the development of the sector. A recent assessment of the act's impact so far points to the need for several issues to be addressed in 2006. These include capacity within the sector to ensure effective compliance with the act and the fragmented legislative framework.

Population policy

The population policy for South Africa mandates the department to continuously monitor and evaluate progress with its implementation. Joint population and development projects have been envisaged in the Southern African Development
Communities (SADC) region. Draft chapters for the report on the state of the population, which covers aspects of population and development at local government level, together with relevant research and other technical information on local government produced since 2004, have been synthesised into a comprehensive population and development strategy for local government. The strategy will be finalised in consultation with national and provincial stakeholders in 2006.

Research projects will continue to focus on key issues relating to: families;
children and youth; population ageing and elderly people; HIV and Aids and its impact on population trends and dynamics; home/community-based care appraisals;
population, environment and development; reproductive health; and local government programmes and projects.

                                                                             391

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 18.1 SOCIAL DEVELOPMENT

PROGRAMME                                                             ADJUSTED      REVISED
                                    AUDITED OUTCOME              APPROPRIATION     ESTIMATE     MEDIUM-TERM EXPENDITURE ESTIMATE
                          --------------------------------------------------------------------------------------------------------
R thousand                   2002/03      2003/04      2004/05             2005/06               2006/07      2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------------

1. Administration             58 928       71 230       82 536         106 145       99 937      116 590      122 946      129 283
2. Comprehensive              77 475      160 756      114 904         200 436      184 071       48 866       51 935       55 898
   Social Protection
3. Social Security        29 625 403   38 902 661   47 385 329      55 558 738   55 250 700   61 535 515   66 716 985   72 799 508
   Transfers and
   Administration
4. Social Welfare             19 685       24 082       38 795          90 904       89 125      104 131      107 462      112 874
   Services
5. Development and           441 577      198 543      144 703         165 522      165 119      172 516      181 924      192 978
   Research
6. Strategy,                      --           --           --              --           --       27 842       40 856       56 810
   Regulatory and
   Oversight
   Management
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                     30 223 068   39 357 272   47 766 267      56 121 745   55 788 952   62 005 460   67 222 108   73 347 351
==================================================================================================================================
Change to 2005 Budget estimate                                       (427 382)    (760 175)      118 544      344 748      497 842
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS             134 250      195 756      241 163         344 580      308 232      277 304      305 720      338 729
Compensation of               54 929       67 493       87 897         112 471      109 925      124 845      131 707      138 592
employees
Goods and services            79 307      128 263      152 455         232 109      198 307      152 459      174 013      200 137
of which:
Communication                  3 959        8 991       12 546           6 147        5 289       11 940       13 075       14 157
Computer Services              3 558       12 712       38 508          54 288       52 741        7 171        7 885        8 639
Consultants,                  51 411       78 095       54 085         113 753       85 302       80 559       95 913      115 056
contractors and
special services
Inventory                      3 221        6 980       11 687          16 601       16 144       12 555       14 089       15 350
Maintenance repair               939          857          859           1 315        1 268        2 534        2 694        2 978
and running cost
Operating leases               5 406        6 168        8 716           7 703        7 703        8 209        8 880        9 583
Travel and                     6 700        9 009       20 704          23 572       21 130       16 818       18 705       20 179
subsistence
Municipal Services               335          353          371             400          400          469          509          541
Financial transactions            14           --          811              --           --           --           --           --
in assets and
liabilities
TRANSFERS AND             30 084 337   39 157 679   47 519 287      55 770 940   55 463 836   61 722 516   66 910 446   73 002 382
SUBSIDIES
Provinces and                 10 939          168          274             284          278          107           --           --
municipalities
Departmental               1 531 664    1 995 876    2 241 370       3 656 907    3 656 907    3 938 418    4 216 090    4 591 013
agencies and
accounts
Foreign governments            1 143          613          590             793          793        1 321        1 390        1 466
and international
organisations
Non-profit institutions        5 107        6 034        7 245          42 643       42 643       47 561       47 908       50 141
Households                28 535 484   37 154 988   45 269 808      52 070 313   51 763 215   57 735 109   62 645 058   68 359 762
PAYMENTS FOR CAPITAL           4 481        3 837        5 817           6 225       16 884        5 640        5 942        6 240
ASSETS
Machinery and                  4 481        3 837        4 433           5 535       16 194        4 920        5 184        5 444
equipment
Software and other                --           --        1 384             690          690          720          758          796
intangible assets
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                     30 223 068   39 357 272   47 766 267      56 121 745   55 788 952   62 005 460   67 222 108   73 347 351
==================================================================================================================================

                                                     Vote 18: Social Development

EXPENDITURE TRENDS

There have been significant changes in both the size and the structure of the budget of the department. Moving the social assistance function to the department from provinces in 2005/06 and shifting conditional grants from the department into the provincial equitable share from 2006/07 have driven these changes. The new programme structure reflects these changes as well as the increased focus on social welfare services policies and the department's support role in implementing and monitoring these policies.

The department's expenditure increased at an annual average rate of 22,9 per cent between 2002/03 and 2005/06. The increase includes R4,9 billion (the total over 2003/04 and 2004/05) for the gradual extension of the child support grant to children up to their 14th birthday. From 2005/06, funding for the social assistance function, previously administered at provincial level, forms part of the funds allocated to the department. The funding for the administration and payment of the social assistance grants increases from R3,4 billion in 2005/06 to R4,1 billion in 2008/09, while funding for the payment of social assistance grants grows by 9,5 per cent over the 2006 MTEF to a projected R68,3 billion in
2008/09. Allocations for getting SASSA fully operational amount to R135 million in 2006/07, R158,3 million in 2007/08, and R167 million in 2008/09.

Expenditure on departmental agencies and accounts increases progressively between 2002/03 and 2005/06 (33,7 per cent) as well as over the 2006 MTEF at 7,9 per cent. This growth accounts for all funds transferred to the SASSA, including social assistance administration funds.

The history data for 2002/03, 2003/04 and 2004/05 for the Social Security
Transfers and Administration programme has been amended to take into account the function shift of social assistance transfer expenditure from the equitable share to the department.

Expenditure on goods and services increases by 43 per cent from 2002/03 to
2005/06 and grows at a negative rate of 4,8 per cent over the 2006 MTEF. The steep increase relates mainly to the establishment of SASSA and one-off special projects like the costing of legislation, while the negative growth rate reflects a return to normalised expenditure on this item.

Additional amounts for the 2006 MTEF allocations include:

o    R650 million (2006/07); R800 million (2007/08) and R950 million (2008/09)
     for social grant transfers

o    R40 million (2007/08) and R60 million (2008/09) for social grant administration

o    R50 million (2007/08 and 2008/09) for social grant administration and integrity

o    R10 million (2006/07), R20 million (2007/08) and R30 million (2008/09) has been allocated for regulatory/oversight of SASSA

From 2006/07, the HIV and Aids community-based care conditional grant funding of
R138 million (2006/07), R142 million (2007/08) and R149 million (2008/09), and the integrated social development services conditional grant funding of R411 million (2006/07), R431 million (2007/08) and R452 million (2008/09) will be shifted to the equitable share allocation to provinces. The history data for
2002/03, 2003/04 and 2004/05 for both conditional grants has been amended to show this shift.

The core budget (less transfers and subsidies) grows at 36,2 per cent from
2002/03 to 2005/06 and then at 0,6 per cent over the 2006 MTEF. A large proportion of the department's core budget, 28,5 per cent of its total expenditure in 2006/07, goes on consultants, contractors and special services.
These service providers will perform critical support functions to improve the capacity of the department to undertake policy reviews, develop new legislation and regulations, and perform its new oversight and regulatory functions.

                                                                             393

2006 Estimates of National Expenditure

DEPARTMENTAL RECEIPTS

As a policy-making department, the Department of Social Development is not involved in income generation. Departmental receipts, such as the interest on debt, cancellation of uncashed cheques, parking fees for senior managers, recoveries of private telephone expenses, and breach of study contracts, are the main items of revenue. All departmental receipts are deposited into the National
Revenue Fund.

TABLE 18.2 DEPARTMENTAL RECEIPTS

                                                                        ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM RECEIPTS ESTIMATE
                                       ---------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06    2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                      429        36       115             120        120       126       144
Sales of goods and services                 24        26        --              20         20        21        24
produced by department
Interest, dividends and rent on land        20        10        78              25         25        26        28
Financial transactions in assets and       385        --        37              75         75        79        92
liabilities
------------------------------------------------------------------------------------------------------------------
TOTAL                                      429        36       115             120        120       126       144
==================================================================================================================

PROGRAMME 1: ADMINISTRATION

Administration conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 18.3 ADMINISTRATION

SUBPROGRAMME                                                        ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ------------------------------------------------------------------------------
R THOUSAND                       2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------

Minister (1)                         737       918     1 535             837          887       934       981
Deputy Minister (2)                  362         1     1 448             680          721       759       797
Management                         4 699     5 442     5 627          10 209       12 017    12 571    13 125
Corporate Services                46 894    58 348    66 438          86 315       93 687    98 657   103 582
Property Management                5 741     6 521     7 488           8 103        8 678     9 389    10 124
Government Motor Transport           495       --         --               1          600       636       674
---------------------------------------------------------------------------------------------------------------
TOTAL                             58 928    71 230    82 536         106 145      116 590   122 946   129 283
===============================================================================================================
Change to 2005 Budget estimate                                         8 103       12 654    13 811    10 402
---------------------------------------------------------------------------------------------------------------

(1)  Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

(2)  Payable as from 1 April 2005. Salary: R 544 123. Car allowance: R 136 030.

                                                     Vote 18: Social Development

TABLE 18.3 ADMINISTRATION (CONTINUED)

                                                                          ADJUSTED
                                             AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ------------------------------------------------------------------------------
R thousand                             2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                        56 181    69 738    79 016         102 475      113 065   119 278   125 425
Compensation of employees               30 219    34 728    37 761          48 765       59 441    62 593    65 722
Goods and services                      25 948    35 010    40 444          53 710       53 624    56 685    59 703
of which:
Communication                            2 267     5 414     4 790           4 795        3 945     4 121     4 489
Computer Services                        1 414     1 877     1 721           1 831        4 477     5 044     5 544
Consultants, contractors and special    10 642    14 214    11 236          26 464       25 414    26 211    26 844
services
Inventory                                1 544     2 082     2 002           4 494        4 845     5 412     5 895
Maintenance repair and running cost        588       622       674           1 154          854       954     1 039
Operating leases                         5 406     6 168     8 716           7 703        8 209     8 880     9 583
Travel and subsistence                   3 327     3 121     9 508           4 354        4 047     4 249     4 628
Municipal Services                         335       353       371             400          469       509       541
Financial transactions in assets and        14        --       811              --           --        --        --
liabilities
TRANSFERS AND SUBSIDIES                     77        81       200             141           46        --        --
Provinces and municipalities                77        81       114             141           46        --        --
Foreign governments and                     --        --         6              --           --        --        --
international organisations
Non-profit institutions                     --        --        80              --           --        --        --
PAYMENTS FOR CAPITAL ASSETS              2 670     1 411     3 320           3 529        3 479     3 668     3 858
Machinery and equipment                  2 670     1 411     2 060           2 839        2 759     2 910     3 062
Software and other intangible assets        --        --     1 260             690          720       758       796
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   58 928    71 230    82 536         106 145      116 590   122 946   129 283
=====================================================================================================================

EXPENDITURE TRENDS

Expenditure increased strongly between 2002/03 and 2005/06, growing at an average annual rate of 21,7 per cent. The increase to R106 million in 2005/06 is related to the progressive strengthening of strategic and oversight capacity in the office of the director-general. It is also for improving capacity for human resources and financial management (including supply chain and asset management)
to effectively implement policies, legislation and directives relating to these critical support functions. Travel and subsistence expenditure varies over the period, due to costs associated with parliamentary service responsibilities, increased monitoring of service delivery at provincial level, and additional obligations related to monitoring and reporting on international agreements.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Social Development received the following amounts: R8,7 million in 2006/07, R9,4 million in 2007/08 and R10,1 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: COMPREHENSIVE SOCIAL PROTECTION

The Comprehensive Social Protection programme: develops and monitors policies for a comprehensive social security system, including social assistance and social insurance; develops norms and standards; and assesses the social, economic and fiscal impact of social security programmes. Key activities include developing and monitoring policy for social assistance to children and families, people with disabilities, and older people, and proposing contributory arrangements in line with macroeconomic goals and development objectives.

                                                                             395

2006 Estimates of National Expenditure

Apart from the Administration subprogramme there are four subprogrammes:

o    Policy and Research develops policies for the benefit of vulnerable groups within the social security context.

o    Service Delivery Assurance monitors and evaluates the policy impact of the social security system.

o    Economics of Social Protection supports the development of strategies for financing social insurance programmes to support contributory schemes to improve self reliance.

o    Contributions funds contributions to international social security organisations.

EXPENDITURE ESTIMATES

TABLE 18.4 COMPREHENSIVE SOCIAL PROTECTION

SUBPROGRAMME                                                    ADJUSTED
                                      AUDITED OUTCOME      APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                ----------------------------------------------------------------------------
R thousand                      2002/03  2003/04  2004/05        2005/06    2006/07      2007/08     2008/09
------------------------------------------------------------------------------------------------------------

Policy and Research              13 064   75 283   24 935         61 065     31 510       32 380      33 290
Service Delivery Assurance        2 265    7 329   32 002         29 538      7 255        8 455       9 877
Economics of Social Protection   59 611   73 470   51 654        102 683      4 545        5 233       6 554
Contributions                       922      404      375            498        528          556         584
Administration                    1 613    4 270    5 938          6 652      5 028        5 311       5 593
------------------------------------------------------------------------------------------------------------
TOTAL                            77 475  160 756  114 904        200 436     48 866       51 935      55 898
============================================================================================================
Change to 2005 Budget estimate                                    80 706   (88 342)    (101 134)   (110 840)
------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 49 944   85 518   96 937        151 720     32 972       36 014      39 936
Compensation of employees         8 010   10 187   15 318         20 938      9 557       10 322      11 148
Goods and services               41 934   75 331   81 619        130 782     23 415       25 692      28 789
of which:
Communication                       805    2 248    7 033            171      2 040        2 311       2 433
Computer Services                 2 144   10 835   36 787         52 457      2 344        2 454       2 673
Consultants, contractors and     35 343   53 467   27 720         62 651      9 389       11 035      12 812
special services
Inventory                           807    3 780    5 899          8 482      3 783        3 801       4 144
Maintenance repair and running       21       30       55             65        855          860         980
cost
Travel and subsistence            1 550    3 410    3 570          6 014      3 456        3 654       3 786
TRANSFERS AND SUBSIDIES          26 742   74 351   16 794         47 556     15 544       15 556      15 584
Provinces and municipalities     10 820       27       47             58         16           --          --
Foreign governments and             922      404      379            498        528          556         584
international organisations
Households                       15 000   73 920   16 368         47 000     15 000       15 000      15 000
PAYMENTS FOR CAPITAL ASSETS         789      887    1 173          1 160        350          365         378
Machinery and equipment             789      887    1 073          1 160        350          365         378
Software and other intangible        --       --      100             --         --           --          --
assets
------------------------------------------------------------------------------------------------------------
TOTAL                            77 475  160 756  114 904        200 436     48 866       51 935      55 898
============================================================================================================

                                                     Vote 18: Social Development

TABLE 18.4 COMPREHENSIVE SOCIAL PROTECTION (CONTINUED)

                                                                                     ADJUSTED
                                                           AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
R thousand                                           2002/03  2003/04  2004/05        2005/06      2006/07  2007/08  2008/09
-------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
PROVINCES AND MUNICIPALITIES
PROVINCES PROVINCIAL REVENUE FUNDS
CURRENT                                               10 800       --       --             --           --       --       --
Improvement of Social Security                        10 800       --       --             --           --       --       --
System
FOREIGN GOVERNMENTS AND INTERNATIONAL ORGANISATIONS
CURRENT                                                  922      404      379            498          528      556      584
International Social Security                            922      404      375            498          528      556      584
Association Membership Fees
Donations and Gifts                                       --       --        4             --           --       --       --
HOUSEHOLDS
OTHER TRANSFERS
CURRENT                                               15 000   73 920   16 368         47 000       15 000   15 000   15 000
Disaster Relief Fund                                  10 000   70 000   10 000         42 000       10 000   10 000   10 000
Social Relief Fund                                     5 000    3 920    6 368          5 000        5 000    5 000    5 000
-------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure grew at 37,3 per cent from 2002/03 to 2005/06 because of policy development on a number of comprehensive social security issues, and for monitoring and assessing the impact of existing policies. The large increase in goods and services of 60,2 per cent from 2004/05 to 2005/06 relates mainly to the use of consultants to complete special research projects.

Over the 2006 MTEF, expenditure decreases considerably because SASSA takes over specific functions in the administration of social security. The largest portion of funds shifted from this programme has been allocated to the Social Security
Transfers and Administration programme to further fund the Grant Administration
Integrity subprogramme and to create the baseline of the new Strategy,
Regulatory and Oversight Management programme.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

A demographic and financial model for projecting eligible grant beneficiaries and associated costs has been developed.

A disabilities assessment tool for providing free healthcare and disability grants was developed in consultation with the Department of Health, National
Treasury and stakeholders from organisations representing the disabled.

An extensive report on the impact of social grants was released in December
2004, focusing on: poverty reduction, promoting household development and the use of services, participation in the labour market, and labour productivity.

                                                                             397

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

COMPREHENSIVE SOCIAL PROTECTION

MEASURABLE OBJECTIVE: Develop a comprehensive social security system, determine clear norms and standards for service delivery to ensure compliance with service delivery goals.

--------------------------------------------------------------------------------------------------------------------------
SUB PROGRAMME                OUTPUT                              MEASURE/INDICATOR                          TARGET
--------------------------------------------------------------------------------------------------------------------------

Policy and Research          Research reports on disability,     Costed options and proposals to Cabinet    June 2006
                             children and family benefits from
                             a social security perspective       Implementation plan on progressive         September 2006
                                                                 realisation of all social security
                                                                 rights
                             Policy on retirement reform         Policy proposals on reform of retirement   June 2006
                                                                 provisions
--------------------------------------------------------------------------------------------------------------------------
Service Delivery Assurance   Assess the effectiveness and        Complete study on perverse incentives in   June 2006
                             efficiency of social security       the social security system
                             spending Study on household         Comprehensive panel survey and first       August 2007
                             impact of social grants             draft of impact study completed
--------------------------------------------------------------------------------------------------------------------------
Economics of Social          Social budget                       Comprehensive social budget covering       February 2007
Protection                                                       public and private expenditure
                             Costing financial and fiscal        Social security targets for public and     September 2006
                             implications of social security     private benefits revised
                             policies
--------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: SOCIAL SECURITY TRANSFERS AND ADMINISTRATION

The Social Security Transfers and Administration programme provides funding to administer and pay social assistance in terms of the Social Assistance Act
(1992), focuses on improving the integrity of social grant administration, and facilitates the South African Social Security Agency (SASSA) becoming fully operational.

There are four subprogrammes:

o    Social Assistance Transfers funds the payment of social assistance grants to eligible beneficiaries.

o    Social Assistance Administration funds the administration costs involved in paying social assistance grants

o    South African Social Security Agency funds the establishment and operational costs of the agency.

o    Grant Administration Integrity funds service delivery and social grant administration improvements, such as fraud prevention and detection and eligibility reviews of beneficiaries.

EXPENDITURE ESTIMATES

TABLE 18.5 SOCIAL SECURITY TRANSFERS AND ADMINISTRATION

SUBPROGRAMME                                                                    ADJUSTED
                                                   AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                       -------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05         2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

Social Assistance Transfers            28 190 484   37 010 068   45 253 440      52 023 313   57 720 109   62 630 058   68 344 762
Social Assistance Administration        1 434 919    1 887 482    2 099 922       3 382 055    3 584 320    3 774 190    4 130 267
South African Social Security Agency           --        5 111       25 918         110 000      135 000      158 250      166 954
Grant Administration Integrity                 --           --        6 049          43 370       96 086      154 487      157 525
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  29 625 403   38 902 661   47 385 329      55 558 738   61 535 515   66 716 985   72 799 508
==================================================================================================================================
Change to 2005 Budget estimate                                                          200      702 134      949 839    1 159 355
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                29 625 403   38 902 661   47 385 329      55 558 738   61 535 515   66 716 985   72 799 508
Departmental agencies and accounts      1 434 919    1 892 593    2 131 889       3 535 425    3 815 406    4 086 927    4 454 746
Households                             28 190 484   37 010 068   45 253 440      52 023 313   57 720 109   62 630 058   68 344 762
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  29 625 403   38 902 661   47 385 329      55 558 738   61 535 515   66 716 985   72 799 508
==================================================================================================================================

                                                     Vote 18: Social Development

TABLE 18.5 SOCIAL SECURITY TRANSFERS AND ADMINISTRATION (ADMINISTRATION)

                                                                                 ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                        -------------------------------------------------------------------------------------------
R thousand                                 2002/03      2003/04      2004/05         2005/06      2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
DEPARTMENTAL AGENCIES AND
ACCOUNTS
PUBLIC ENTITIES
CURRENT                                  1 434 919    1 892 593    2 131 889       3 535 425    3 815 406    4 086 927    4 454 746
South African Social Security Agency            --        5 111       25 918         110 000      135 000      158 250      166 954
(SASSA Establishment)
South African Social Security Agency            --           --        6 049          43 370       96 086      154 487      157 525
(Grant Administration Integrity)South
 African Social Security Agency          1 434 919    1 887 482    2 099 922       3 382 055    3 584 320    3 774 190    4 130 267
(Social Assistance Administration)
HOUSEHOLDS
SOCIAL BENEFITS
CURRENT                                 28 190 484   37 010 068   45 253 440      52 023 313   57 720 109   62 630 058   68 344 762
Social Assistance Transfers             28 190 484   37 010 068   45 253 440      52 023 313   57 720 109   62 630 058   68 344 762
===================================================================================================================================

EXPENDITURE TRENDS

The department funded the establishment of the South African Social Security
Agency, which explains the large increases in goods and services, consultants, machinery and equipment, and maintenance repair and running costs between
2003/04 and 2005/06.

Funding for this programme includes R1,2 billion in 2003/04 and R3,7 billion in
2004/05 for extending the child support grant. From 2005/06, funding the social assistance function, previously administered at provincial level, forms part of the funds allocated to the department. Funding for the payment and administration of social assistance grants amounts to R55,4 billion in 2005/06,
R61,3 billion in 2006/07, R66,4 billion in 2007/08 and R72,5 billion in 2008/09.
This represents an average annual growth of 9,4 per cent over the 2006 MTEF.

Funding of R110 million (2005/06), R135 million (2006/07), R158 million
(2007/08) and R167 million (2008/09) is allocated for SASSA to become fully operational, representing 14,9 per cent growth over the period. This includes funding of R50 million in 2005/06, R70 million in 2006/07 and R90 million in
2007/08 allocated for this function in the 2005 Budget.

Additional allocations of R50 million in 2007/08 and R50 million in 2008/09 will fund improvements to the integrity of the social grant administration system.

This programme oversees all the transfers related to the agency and thus has no costs for compensation of employees or goods and services.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

As part of the oversight responsibility for the delivery of social grants, the department developed a cash flow forecasting model and a monitoring framework for the social assistance conditional grant, resulting in monthly reports on expenditure and actual beneficiaries per grant type from provinces.

Important milestones have been met with SASSA's becoming fully operational.
These include:

o    refurbishing the building to house the head office

o    appointing executive and general managers for improved capacity to manage the social security function

                                                                             399

2006 Estimates of National Expenditure

o    completing the ring-fencing of staff and related assets and liabilities for the social assistance function shift from provinces to the agency, and completing detailed process maps and monitoring them

o    implementing the service delivery improvement programme

o    replacing core IT and related systems.

SELECTED MEDIUM-TERM OUTPUT TARGETS

SOCIAL SECURITY TRANSFERS AND ADMINISTRATION

MEASURABLE OBJECTIVE Strengthen the social grants administration system to serve all eligible beneficiaries through improved administration and management of funds transferred to the South African Social Security Agency.

------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                  OUTPUT                           MEASURE/INDICATORS               TARGET
------------------------------------------------------------------------------------------------------------------------------

Social Assistance Transfers   Funding of social grant          Estimated number of              Old age grant: 2 178 125
                              payments                         beneficiaries by March 2007      War veterans grant: 2 440
                                                                                                Disability grant: 1 382 565
                                                                                                Foster care grant: 351 735
                                                                                                Care dependency grant: 79 358
                                                                                                Child support grant: 7 212 285
------------------------------------------------------------------------------------------------------------------------------
Social Assistance             Transfer of funds in line with   Frequency of transfer of funds   Monthly
Administration                mandate and delivery goals       in line with projected cash
                              ensured                          flow needs
------------------------------------------------------------------------------------------------------------------------------
South African Social          Transfer of funds in line with   Frequency of transfer of funds   Monthly
Security Agency               mandate and delivery goals       in line with projected cash
                              ensured                          flow needs
------------------------------------------------------------------------------------------------------------------------------
Grant Administration          Transfer of funds in line with   Frequency of transfer of funds   Monthly
Integrity                     mandate and delivery goals       in line with projected cash
                              ensured                          flow needs
------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: SOCIAL WELFARE SERVICES

The Social Welfare Services programme ensures that integrated social welfare services are accessible and delivered to vulnerable groups.

Apart from the Administration programme, there are 11 subprogrammes:

o    Service Standards co-ordinates overarching policies, legislation, programmes, and norms and standards for social welfare service delivery by both government and the non-government sector, and provides support to the
     South African Council for Social Service Professions.

o    Substance Abuse, Prevention and Rehabilitation develops and monitors policies, legislation, and norms and standards for substance abuse, and serves as the secretariat for the Central Drug Authority.

o    Care and Services to Older Persons develops and monitors policies, legislation, and norms and standards for welfare services to older people.

o    Services to People with Disabilities develops and monitors policies, legislation, and norms and standards for welfare services to people with disabilities.

o    Child Care and Protection Services develops, monitors and facilitates the implementation of policies, legislation and programmes to protect, empower and support children.

o    Families develops, monitors and facilitates the implementation of policies, legislation and programmes to empower families.

o    Victim Empowerment develops, monitors and facilitates the implementation of policies, legislation and programmes to empower victims of crime and violence.

o    Social Crime Prevention develops, monitors and facilitates the implementation of policies, legislation and programmes to protect, empower and support children, youth and adult offenders and victims in the criminal justice process.

o    HIV and Aids co-ordinates access to social development services for people, families and communities affected by HIV and Aids, encourages community participation, and strengthens mutual aid opportunities.

                                                     Vote 18: Social Development

o    National Institutions and Professional Bodies provides management and support to national councils and other professional bodies, and administers payments to these institutions.

o    Contributions funds contributions to international federations and organisations.

EXPENDITURE ESTIMATES

TABLE 18.6 SOCIAL WELFARE SERVICES

SUBPROGRAMME                                                                         ADJUSTED
                                                        AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                                 -------------------------------------------------------------------------------
R thousand                                       2002/03   2003/04   2004/05         2005/06     2006/07     2007/08    2008/09
--------------------------------------------------------------------------------------------------------------------------------

Service Standards                                  2 163     1 433     2 809           7 015       3 872       4 074       4 279
Substance Abuse, Prevention and Rehabilitation     1 238     2 416     3 809           3 471       3 880       4 084       4 288
Care and Services to Older Persons                 1 022     1 549     3 725           3 280       6 028       6 346       6 822
Services to People with Disabilities               1 204       555     1 610           2 220       3 259       3 430       3 602
Child Care and Protection Services                 2 144     4 198     5 453          10 347       8 404       8 845       9 287
Families                                             709     1 453     2 755           3 131       3 461       3 642       3 824
Victim Empowerment                                   851     1 744     3 305           3 158       3 717       3 914       4 109
Social Crime Prevention                            1 408     1 142     1 248           2 786       4 718       4 967       5 215
HIV and Aids                                       3 653     3 376     5 245          45 562      55 266      56 025      58 699
National Institutions and Professional Bodies      3 788     4 326     4 452           4 719       6 194       6 522       6 848
Contributions                                         87        79        71             150         159         167         182
Administration                                     1 418     1 811     4 313           5 065       5 173       5 446       5 719
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                             19 685    24 082    38 795          90 904     104 131     107 462     112 874
================================================================================================================================
Change to 2005 Budget estimate                                                     (131 391)   (125 218)   (128 355)   (144 001)
--------------------------------------------------------------------------------------------------------------------------------
ECONOMIC CLASSIFICATION

CURRENT PAYMENTS                                  13 923    17 175    30 883          46 938      56 085      59 064      62 195
Compensation of employees                          7 111     9 559    14 079          18 986      25 172      26 491      27 805
Goods and services                                 6 812     7 616    16 804          27 952      30 913      32 573      34 390
of which:
Communication                                        502       871       148             299       2 584       2 713       2 954
Consultants, contractors and special services      3 240     3 505     9 514          15 928      15 447      16 047      16 414
Inventory                                            611       755     1 932           2 400       1 926       2 547       2 774
Maintenance repair and running cost                  144       102        85              53         175         180         196
Travel and subsistence                             1 146     1 544     4 121           6 694       4 877       5 148       5 608
TRANSFERS AND SUBSIDIES                            5 212     6 144     7 277          42 838      47 374      47 689      49 934
Provinces and municipalities                          18        30        44              45          21          --          --
Foreign governments and international                 87        80        68             150         159         167         181
organisations
Non-profit institutions                            5 107     6 034     7 165          42 643      47 194      47 522      49 753
PAYMENTS FOR CAPITAL ASSETS                          550       763       635           1 128         672         709         745
Machinery and equipment                              550       763       629           1 128         672         709         745
Software and other intangible assets                  --        --         6              --          --          --          --
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                             19 685    24 082    38 795          90 904     104 131     107 462     112 874
================================================================================================================================

                                                                             401

2006 Estimates of National Expenditure

TABLE 18.6 SOCIAL WELFARE SERVICES (CONTINUED)

                                                                                      ADJUSTED
                                                          AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                                     ----------------------------------------------------------------------------
R thousand                                           2002/03  2003/04  2004/05         2005/06       2006/07  2007/08  2008/09
---------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
PROVINCES AND MUNICIPALITIES
FOREIGN GOVERNMENTS AND INTERNATIONAL ORGANISATIONS
CURRENT                                                   87       80       68             150           159      167      181
International Social Services (ISS)                       87       45       59             105           111      117      127
International Council on Alcohol and                      --       10        9              14            15       16       17
Addiction (ICAA)
International Federation for the                          --       20       --              24            25       26       28
Aged
United Nations for Drug Abuse                             --        5       --               7             8        8        9
Control
NON-PROFIT INSTITUTIONS
CURRENT                                                5 107    6 034    7 165          42 643        47 194   47 522   49 753
Non Government Organisations                           1 319    1 708    2 713          37 924        41 000   41 000   42 905
National Councils                                      3 788    4 326    4 452           4 719         6 194    6 522    6 848
---------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Increases in expenditure are due to progressive provisioning for strengthening and expanding capacity for developing social development services policies, strategies, programmes, and norms and standards. Expenditure grows on average by
66,5 per cent per year from 2002/03 to 2005/06, and then by 7,5 per cent between
2005/06 and 2008/09. Expenditure on transfers to non-government organisations increased strongly between 2002/03 and 2005/05 at an average annual rate of
218,6 per cent due to additional funding received for the loveLife groundBreaker programme in 2005.

The HIV and Aids conditional grant that was part of this programme shifts to provinces as part of the equitable share in 2006/07. This function shift is reflected in the history data as well, hence no expenditure is reflected for those years. Regardless of the removal of the conditional grant, the expenditure on the HIV and Aids subprogramme increases by 8,8 per cent over the 2006 MTEF due to transfers to non-government organisations for the loveLife groundBreaker programme. The 23,2 per cent increase over the 2006 MTEF in the Social Crime
Prevention subprogramme relates to the implementation of the Child Justice Bill to improve the functioning of the integrated justice system. Expenditure on the
Child Care and Protection Services subprogramme grows negatively over the 2006
MTEF, at a rate of 3,5 per cent. In the preceding years, funds were allocated for one-off projects like the costing of drafts of the Children's Bill (2003).

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Service standards

The service delivery model, which provides a framework for the delivery of social welfare services, was finalised and is being implemented.

A policy on financial awards to NGOs and service providers has been finalised.
14 national organisations have been funded, and 5 have been assessed for funding.

The review of social workers' salaries has been completed. A capacity-building programme for all social services professionals was conducted nationally, reaching 1 800 participants.

                                                     Vote 18: Social Development

The new Social Services Professions Council is in place and the professional boards for social workers and child and youth care workers have been set up to ensure that the council functions effectively.

Prevention and rehabilitation for substance abuse

The policy on substance abuse has been finalised and is being costed. There has been consultation on the 2005-2010 national drug master plan, which has been approved within the department. The legislation is currently under review. The national youth awareness programme Ke Moja ('No thanks' I am fine without drugs)
has been rolled out to all provinces. The pilot of minimum norms and standards in the five government facilities is under way and training on the assessment technique was conducted.

Care and services for older people

The department has approved frail care guidelines and a protocol on the management of elder abuse. The draft guidelines on community-based care for older people have been developed, and consultation will be finalised by March
2006. The legislation on older people has been debated and passed in the
National Council of Provinces.

Services for people with disabilities

The draft policy on disability for the social development sector has been finalised. The national guidelines on the management of protective workshops await Cabinet approval. A technical committee has been established to develop guidelines for support services to children with disabilities.

Child care and protection services

The Children's Bill (section 75) has been passed by Parliament and the costing of full implementation will be finalised by March 2006. The early childhood development guidelines have been approved to facilitate the expansion of services in the provinces as part of the implementation of the expanded public works programme. The strategy for child abuse and neglect has been approved within the department.

Empowering victims

The full implementation of the victim empowerment policy has been costed and the policy is awaiting final approval. A three-year strategy for implementing the policy has also been finalised.

Families

A final draft of the family policy has been developed and is awaiting approval.

Preventing social crime

Draft unit standards for training assistant probation officers have been completed and 76 people have been trained. 392 probation officers and assistant probation officers have been trained in restorative justice principles. Minimum norms and standards for diversion programmes are in place.

HIV and Aids

40 496 orphans and other children made vulnerable by HIV and Aids were identified and received appropriate care and support services. 11 035 visits to and contacts with child-headed households were made to give counselling and support services. The programme reached 50 596 families and distributed 40 718 food parcels. 2 925 children were referred for foster care placement.

                                                                             403

2006 Estimates of National Expenditure

Counselling and support was provided to 25 282 beneficiaries. 1 058 caregivers were trained on issues to do with HIV and Aids care and support, and 2 988 caregivers received stipends.

Research was commissioned to investigate the relative costs and effectiveness of models of home/community-based care and support. The research will help to plan the rollout of the home/community-based care programmes and strengthen the expanded public works programme.

SELECTED MEDIUM-TERM OUTPUT TARGETS

PROGRAMME NAME: SOCIAL WELFARE SERVICES

MEASURABLE OBJECTIVE: Develop, facilitate, and monitor the implementation of effective policies and strategies on integrated welfare services that meet the needs of all vulnerable groups.

-----------------------------------------------------------------------------------------------------------------------------------
SUB PROGRAMME                 OUTPUT                            MEASURE/INDICATORS                          TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Service Standards             Review of the white paper for     White paper revised, costed and consulted   March 2007
                              welfare

                              Review and implementation of      Revised legislation developed               March 2007
                              the Social Service Professions
                              Act (1978)
-----------------------------------------------------------------------------------------------------------------------------------
Substance Abuse, Prevention   Review of substance abuse         Substance abuse legislation reviewed and    June 2006
and Rehabilitation            legislation                       tabled in Parliament

                              Technical and financial           Functional secretariat and full             March 2007
                              assistance to Central Drug        participation by all relevant departments
                              Authority
-----------------------------------------------------------------------------------------------------------------------------------
Care and Services to Older    Guidelines for service delivery   Community-based care model for services     March 2007
Persons                       to older persons                  developed

                              New legislation for older         Regulations in place                        March 2007
                              persons in place
-----------------------------------------------------------------------------------------------------------------------------------
Services to People with       Policy for people with            Research and costing on needs of people     March 2007
Disabilities                  disabilities within the social    with disabilities conducted
                              development context developed
                              and approved

                              Integrated guidelines on          Training of stakeholders on the             March 2007
                              rehabilitation                    guidelines
-----------------------------------------------------------------------------------------------------------------------------------
Child Care and Protection     New child care legislation        Promulgation and introduction of            June 2006
Services                                                        Children's Bill

                                                                Development of regulations on the           March 2007
                                                                Children's Bill

                              Strategies to prevent and         Computerised child protection register      March 2007
                              combat child abuse, neglect and   fully functioning
                              exploitation
                                                                Implementation and monitoring of the        March 2007
                                                                policy on child abuse, neglect and
                                                                exploitation

                              Policies to promote the           Implementation of the national integrated   March 2007
                              well-being of children            early childhood development plan
-----------------------------------------------------------------------------------------------------------------------------------
Families                      Family policy implemented         Programmes and guidelines to address the    March 2007
                                                                needs of vulnerable families initiated
                                                                and developed
-----------------------------------------------------------------------------------------------------------------------------------
Victim Empowerment            Prevention of victimisation,      Number of one-stop centres and shelters     2 centres
                              and services for women and        for women victims of domestic violence
                              their children                    set up

                              Monitoring and evaluation of      Impact of the national resource             March 2007
                              victim empowerment policy         directorate on quality of the provision
                              services                          of victim empowerment policy services
                                                                evaluated
-----------------------------------------------------------------------------------------------------------------------------------
Social Crime Prevention       Professionalisation of            Legislation and regulations reviewed        March 2007
                              probation services

                              Social cluster responsibilities   Departmental social crime prevention        March 2007
                                                                strategy developed and approved

                              Training and capacity building    Number of probation and assistant           600 officers
                              programme                         probation officers trained                  by January
                                                                                                            2007

                                                                Number of volunteer assistant probation     500 volunteer
                                                                officers trained as part of the national    officers
                                                                youth service programme
-----------------------------------------------------------------------------------------------------------------------------------

                                                     Vote 18: Social Development

----------------------------------------------------------------------------------------------------------------------
SUB PROGRAMME               OUTPUT                           MEASURE/INDICATORS                       TARGET
----------------------------------------------------------------------------------------------------------------------

HIV and Aids                Strengthening and rollout of     Percentage of projects complying with    50% of projects
                            home/community-based care and    norms and standards for
                            support                          home/community-based care
                                                             programmes developed

                                                             Number of home/community-based care      200 projects
                                                             projects receiving management training
                                                             and being monitored

                            Implementation of expanded       Number of caregivers trained             5 800
                            public works programme within                                             caregivers
                            home/community-based care and    Database for orphans and vulnerable      March 2007
                            support programme                children established in each province

                            Implementation of HIV and Aids   Implementation guidelines and action     September
                            management programme for         plan developed                           2006
                            children and youth in
                            residential care

                            Expansion of the loveLife        Number of loveLife outlets established   50 outlets
                            programme                        in farm schools, informal settlements,
                                                             clinics and NGOs
----------------------------------------------------------------------------------------------------------------------
National Institutions and   Payments in accordance with      Frequency of payments                    Quarterly or bi-
Bodies                      service level agreements                                                  annually
----------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: DEVELOPMENT AND RESEARCH

The Development and Research programme develops, monitors and facilitates the implementation of appropriate policies, strategies and programmes for sustainable livelihood and human and population development. This includes mainstreaming national and international development obligations like the
Millennium Development Goals and the commitments set at the World Summit on
Sustainable Development. A further focus will be on implementing the recommendations of the impact assessment of the Non-Profit Organisations Act
(1997).

Apart from the Administration programme there are nine subprogrammes:

o    Sustainable Livelihood develops, monitors and facilitates the implementation of policies, strategies and programmes that will impact on poverty and underdevelopment to reduce the dependency of the poor and vulnerable on social grants.

o    Policy Development and Service Standards develops, monitors and facilitates the implementation of policies and programmes for community development practice. It also creates an enabling environment governed by the norms and standards that are necessary for effective and efficient service delivery.

o    Institutional Capacity Building of NPOs develops policies and programmes to create an enabling environment for non-profit organisations to provide ingenuity and initiative in the fight against poverty.

o    Youth Development develops, monitors and facilitates the implementation of policies, legislation and programmes to protect, empower and encourage vulnerable youth to be self-reliant.

o    Population and Development Strategy provides policy, monitoring and planning advice on government's population policy.

o    Population and Development Research manages research in support of policy development and implementation.

o    Population and Development Support Programmes implements intergovernmental population and development programmes and disseminates population and development information.

o    National Development Agency oversees the transfer of funding to the
     National Development Agency.

o    Contributions funds contributions to international federations and organisations.

                                                                             405

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 18.7 DEVELOPMENT AND RESEARCH

SUBPROGRAMME                                                               ADJUSTED
                                              AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                        -------------------------------------------------------------------------------
R thousand                              2002/03   2003/04   2004/05      2005/06         2006/07    2007/08     2008/09
-----------------------------------------------------------------------------------------------------------------------

Sustainable Livelihood                  330 983    77 558    11 793       14 839          17 326     18 832      20 091
Policy Development and Service            1 302     2 201     3 207        5 867           8 092      8 541       8 955
Standards
Institutional Capacity Building of        2 677     2 852     3 524        3 892           4 234      4 496       5 728
NPOs
Youth Development                            --        --     1 273        2 786           3 399      3 578       3 756
Population and Development Strategy       2 598     4 412     5 002        4 940           5 019      5 281       5 546
Population and Development                3 273     5 003     5 075        4 646           5 872      6 180       6 489
Research
Population and Development Support           --       753     2 670        3 118           3 475      3 657       3 840
Programmes
National Development Agency              96 745   103 283   109 481      121 482         123 012    129 163     136 267
Contributions                               126       129       137          145             155        162         170
Administration                            3 873     2 352     2 541        3 807           1 932      2 034       2 136
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                   441 577   198 543   144 703      165 522         172 516    181 924     192 978
=======================================================================================================================
Change to 2005 Budget estimate                                         (385 000)       (410 526)  (430 269)   (473 884)
-----------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                         14 202    23 325    34 327       43447           47 976    51 169       55 056
Compensation of employees                 9 589    13 019    20 739       23782           19 175    20 192       21 202
Goods and services                        4 613    10 306    13 588       19665           28 801    30 977       33 854
of which:
Communication                               385       458       575         882            1 221     1 410        1 536
Consultants, contractors and special      2 186     6 909     5 615        8710           21 544    22 544       24 439
services
Inventory                                   259       363     1 854        1225              790       829          903
Maintenance repair and running cost         186       103        45          43              200       220          240
Travel and subsistence                      677       934     3 505        6510            2 588     3 544        3 860
TRANSFERS AND SUBSIDIES                 426 903   174 442   109 687      121667          124 028   130 216      137 356
Provinces and municipalities                 24        30        69          40               15        --           --
Departmental agencies and accounts       96 745   103 283   109 481      121482          123 012   129 163      136 267
Foreign governments and international       134       129       137         145              634       667          701
organisations
Non-profit institutions                      --        --        --          --              367       386          388
Households                              330 000    71 000        --          --               --        --           --
PAYMENTS FOR CAPITAL ASSETS                 472       776       689         408              512       539          566
Machinery and equipment                     472       776       671         408              512       539          566
Software and other intangible assets         --        --        18          --               --        --           --
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                   441 577   198 543   144 703     165 522          172 516   181 924      192 978
=======================================================================================================================

                                                     Vote 18: Social Development

TABLE 18.7 DEVELOPMENT AND RESEARCH (CONTINUED)

                                                                               ADJUSTED
                                                  AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
PROVINCES AND MUNICIPALITIES
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                      96 745   103 283   109 481         121 482      123 012   129 163   136 267
National Development Agency                  96 745   103 283   109 481         121 482      123 012   129 163   136 267
FOREIGN GOVERNMENTS AND INTERNATIONAL ORGANISATIONS
CURRENT                                         134       129       137             145          634       667       701
United Nations Population Fund                  134       129       137             145          154       162       170
South African Youth Workers                      --        --        --              --          480       505       531
Association
NON-PROFIT INSTITUTIONS
CURRENT                                          --        --        --              --          367       386       388
Non Profit Organisations Partnership             --        --        --              --          367       386       388
Fund
HOUSEHOLDS
OTHER TRANSFERS
CURRENT                                     330 000    71 000        --              --           --        --        --
Poverty Relief: Independent                 100 000    71 000        --              --           --        --        --
Development Trust
Emergency Food Relief                       230 000        --        --              --           --        --        --
--------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure grows on average by 5,2 per cent over the 2006 MTEF. Included in this programme are the transfers to the National Development Agency, which grow slowly at a rate of 5,9 per cent from R96,7 million in 2002/03 to R136,3 million in 2008/09. This gradual increase provides for compensation of employees and tariff increases linked to operational costs of the agency. The negative growth rate of 3,8 per cent for compensation of employees over the 2006 MTEF relates to the termination of the services of temporary contract workers for administering and monitoring the conditional grant that now forms part of the equitable share.
The growth in goods and services over the 2006 MTEF, of 19,9 per cent, is due to the increased use of consultants for policy reviews and monitoring the implementation of provincial programmes.

The high expenditure for the Sustainable Livelihood subprogramme in 2002/03 and
2003/04 is due to the special poverty relief allocation and a new grant for emergency food relief respectively. The emergency food relief grant was changed to the integrated social development services grant in 2005/06 and will be incorporated into the equitable share from 2006/07. The data for the previous financial years has been adjusted to reflect this function shift.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Community development

A draft conceptual framework on community development and job descriptions for community development practitioners has been developed.

A socioeconomic study of the presidential rural and urban nodes has been commissioned to gain a better understanding of the social, local economic development and service delivery challenges.

                                                                             407

2006 Estimates of National Expenditure

Poverty relief projects for sustainable livelihoods

An exit strategy for beneficiaries of poverty relief projects has been developed in collaboration with the Independent Development Trust. The aim is to identify projects that are financially viable and economically sustainable enough to be turned into small medium and micro enterprises (SMMEs), and thus guarantee better livelihoods for their beneficiaries.

Building NPOs' institutional capacity

Building an efficient NPO registration facility was the main priority of last year. The facility registered 6 829 organisations and de-registered 1 046 organisations which did not comply with legislation. Currently, 35 381 organisations are listed on the database.

Youth development initiatives

The youth development plan has been developed and approved. Furthermore, a partnership with the Umsobomvu Youth Fund for implementing the national youth service programme was launched in Umtata, Eastern Cape. About 470 unemployed youth were recruited and will acquire the skills and qualifications necessary to be absorbed into the labour market.

Population and development

Two research projects were completed: a composite HIV and Aids index to assess the impact of HIV and Aids on development planning and programmes, and a research project to assess the local level functional integration of HIV and
Aids services (funded by the Department for International Development (DfID)).
In 2005/06, 200 officials from provincial departments of social development were trained in the HIV and Aids capacity-building course for government planners, a joint initiative with SAMDI.

SELECTED MEDIUM TERM OUTPUTS

DEVELOPMENT AND RESEARCH

MEASURABLE OBJECTIVE: Develop, monitor and facilitate the implementation of appropriate policies, strategies and programmes aimed at sustainable livelihood and human development.

------------------------------------------------------------------------------------------------------------------------
SUB PROGRAMME            OUTPUT                                MEASURE/INDICATORS                   TARGET
------------------------------------------------------------------------------------------------------------------------

Sustainable Livelihood   Establish pilot for linking           Number of pilot projects completed   2 pilot projects (in
                         sustainable livelihoods to exiting                                         Eastern Cape and
                         from social grants                                                         Limpopo)

                         Comprehensive poverty alleviation     Review report of existing poverty    March 2007
                         policy                                alleviation-related policies and
                                                               programmes
------------------------------------------------------------------------------------------------------------------------
Policy Development and   Mainstreaming of all protocols and    Draft guidelines developed and       March 2007
Service Standards        commitments                           launched

                         Community development policy          Draft policy document                March 2007

                         Improved conditions of service for    Recommended salary levels fully      March 2007
                         community development practitioners   implemented
------------------------------------------------------------------------------------------------------------------------
Institutional Capacity   Improved regulatory framework         Integrated regulatory framework      March 2007
Building of NPOs
                         Enhanced institutional capacity of    Percentage of improved capacity      80% of interventions
                         the sector                            interventions to community-based
                                                               organisations

                                                               Percentage of improved capacity      60% of interventions
                                                               interventions in the nodes
------------------------------------------------------------------------------------------------------------------------

                                                     Vote 18: Social Development

------------------------------------------------------------------------------------------------------------------------
SUB PROGRAMME            OUTPUT                                MEASURE/INDICATORS                   TARGET
------------------------------------------------------------------------------------------------------------------------

Youth Development        Youth development implementation      Costing of youth development         June 2006
                         plan                                  implementation plan

                         Capacity-building programme           Training of provinces and service    October 2006
                                                               providers on youth strategy
------------------------------------------------------------------------------------------------------------------------
Population and           Implementation of population policy   Research report on implementation    March 2007
Development Strategy     promoted                              of the population policy

                                                               Review of the UN Population Fund     December 2006
                                                               country programme
------------------------------------------------------------------------------------------------------------------------
Population and           Research on population and related    Report on relationship between       March 2007
Development Research     development policies and trends       teenage pregnancies and child
                                                               support grant

                                                               HIV and Aids impact study            March 2007
------------------------------------------------------------------------------------------------------------------------
Population and           Intergovernmental population and      Local government strategy for        March 2007
Development Support      development programmes promoted       population and development
Programme                                                      implemented

                                                               Number of population and             4 programmes
                                                               development capacity-building
                                                               programmes implemented
------------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: STRATEGY, REGULATORY AND OVERSIGHT MANAGEMENT

This new programme sees that the department's core strategic functions are integrated with the progressive strengthening of the department's strategic, oversight, and monitoring and evaluation capacity. The programme is critical for ensuring:

o    integrated policy, strategy and programme planning and impact assessment

o    regulatory and oversight management over implementation partners, public entities and other national institutions

o    integrated performance monitoring and evaluation

o    cluster and governance integration

o    special project co-ordination.

Apart from Administration there are five subprogrammes:

o    Strategy Development, Business and Programme Performance facilitates and develops the department's strategic plan, focusing on both the vertical and horizontal integration of sector policies and strategies. It focuses on aligning strategy with business to ensure optimal performance and use of resources.

o    Monitoring, Evaluation and Impact Assessment co-ordinates monitoring and evaluation expertise and tools across the national and provincial departments of social development, and assesses the department's performance in meeting its own objectives and its overall contribution to the country's development.

o    Regulatory and Oversight Management performs an oversight function in relation to all entities, agencies and boards reporting to the department.
     Until the establishment of the Inspectorate for Social Assistance as an
     agency, the department will undertake the regulatory oversight of SASSA.

o    Social Policy Development and Co-ordination provides strategic guidance on social policy development, co-ordination and evaluation.

o    Cluster and Governance Management co-ordinates policies and government initiatives in the context of intergovernmental relations and the Forum of
     South African Directors-General (Fosad) cluster priorities.

                                                                             409

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 18.8 STRATEGY, REGULATORY AND OVERSIGHT MANAGEMENT

SUBPROGRAMME                                                             ADJUSTED
                                            AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      ------------------------------------------------------------------------------
R thousand                            2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------

Strategy Development, Business and         --        --        --              --        3 545     4 832     5 074
Programme Performance
Monitoring, Evaluation and Impact          --        --        --              --        5 434     6 556     7 543
Assessment
Regulatory and Oversight                   --        --        --              --       12 858    22 345    35 432
Management
Social Policy Development and              --        --        --              --        3 443     4 321     5 432
Coordination
Cluster and Governance                     --        --        --              --        1 453     1 567     1 876
Management
Administration                             --        --        --              --        1 109     1 235     1 453
--------------------------------------------------------------------------------------------------------------------
TOTAL                                      --        --        --              --       27 842    40 856    56 810
====================================================================================================================
Change to 2005 Budget estimate                                                 --       27 842    40 856    56 810
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           --        --        --              --       27 206    40 195    56 117
Compensation of employees                  --        --        --              --       11 500    12 109    12 715
Goods and services                         --        --        --              --       15 706    28 086    43 401
of which:
Communication                              --        --        --              --        2 150     2 520     2 745
Computer Services                          --        --        --              --          350       387       422
Consultants, contractors and               --        --        --              --        8 765    20 076    34 546
special services
Inventory                                  --        --        --              --        1 211     1 500     1 634
Maintenance repair and running cost        --        --        --              --          450       480       523
Travel and subsistence                     --        --        --              --        1 850     2 110     2 297
TRANSFERS AND SUBSIDIES                    --        --        --              --            9        --        --
Provinces and municipalities               --        --        --              --            9        --        --
PAYMENTS FOR CAPITAL ASSETS                --        --        --              --          627       661       693
Machinery and equipment                    --        --        --              --          627       661       693
--------------------------------------------------------------------------------------------------------------------
TOTAL                                      --        --        --              --       27 842    40 856    56 810
====================================================================================================================

EXPENDITURE TRENDS

This new programme grows by 42,8 per cent over the 2006 MTEF and caters largely for the procurement of consultants to help build the capacity of the department to undertake its regulatory and oversight role. Projected expenditure includes
R10 million (2006/07), R20 million (2007/08) and R30 million (2008/09) for the establishment of the Inspectorate for Social Assistance.

                                                     Vote 18: Social Development

SERVICE DELIVERY OBJECTIVES AND INDICATORS

SELECTED MEDIUM-TERM OUTPUT TARGETS

STRATEGY, REGULATORY AND OVERSIGHT MANAGEMENT

MEASURABLE OBJECTIVE: Provide leadership in strategic planning processes across national and provincial departments to improve social policy planning.
Strengthen the co-ordination of performance monitoring and evaluation for all entities reporting to the department.

---------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                     OUTPUT                          MEASURE/INDICATOR                     TARGET
---------------------------------------------------------------------------------------------------------------------------

Strategy Development, Business   Computerised management         National implementation and rollout   March 2007
and Programme Performance        information system              of the system

                                 Development of a change         Progress reports related to change    Incorporation into
                                 management strategy in line     management                            mid-year assessment
                                 with the corporate strategy

                                 Business units risk             Frequency of progress reports         Quarterly
                                 management reports              reflecting reduction in high risk
                                                                 profile
---------------------------------------------------------------------------------------------------------------------------
Monitoring, Evaluation and       Comprehensive monitoring and    Availability of an integrated         May 2007
Impact Assessment                evaluation framework            monitoring and evaluation framework
                                                                 including guidelines

                                 Service delivery performance    Timely and quality programme          Quarterly, bi-annual
                                 monitoring and evaluation       evaluation reports                    and annual reports
                                 framework and analysis report
---------------------------------------------------------------------------------------------------------------------------
Social Policy Development and    Policy co-ordination,           Consolidated progress reports from    Quarterly, bi-annual
Co-ordination                    integration and analysis        all divisions within the Department   and annual reports
                                 framework
---------------------------------------------------------------------------------------------------------------------------
Regulatory and Oversight         Establishment of the            Standards set for reporting and       September 2006
Management                       inspectorate for oversight of   performance as well as benchmarking
                                 SASSA performance

                                 Expanded public works           Standards set for reporting and       March 2007
                                 programme oversight             performance as well as benchmarking
                                 management framework
---------------------------------------------------------------------------------------------------------------------------
Cluster and Governance           Effective and co-ordinated      Feedback from meetings incorporated   Ongoing
Management                       departmental participation in   into departmental policies
                                 Fosad clusters and other
                                 government-wide structures
---------------------------------------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

NATIONAL DEVELOPMENT AGENCY

The National Development Agency (NDA) was established in terms of the National
Development Agency Act (1998) and replaced the Transitional National Development
Trust. The NDA was transferred to the Ministry of Social Development by presidential proclamation in October 2001. A board of representatives from government and civil society organisations governs the NDA. Among other responsibilities, the NDA is charged with granting funds to civil society organisations to strengthen their institutional capacity and to enable them to carry out development projects in poor communities. The NDA's overarching purpose is to contribute to the alleviation of poverty and to address its causes.

The NDA's primary source of income is a transfer from government. Over the 2006
MTEF these are: R123 million (2006/07), R129,2 million (2007/08) and R136,3 million (2008/09). Over the past three years, the NDA's budget has been under pressure, but a balanced budget is projected in 2006/07 and a small surplus thereafter. The NDA will have to be proactive in sourcing funds from development partners to realise these projections.

Looking ahead, the NDA will try to meet its objectives by collaborating with local community development organisations, civil society organisations and government clusters. It will also promote consultation, dialogue, and the sharing of development experiences among key stakeholders in order to become a more effective catalyst for development.

                                                                             411

2006 Estimates of National Expenditure

TABLE 18.9 FINANCIAL SUMMARY FOR THE NATIONAL DEVELOPMENT AGENCY (NDA)

                                        OUTCOME                          MEDIUM-TERM ESTIMATE
                              ---------------------------             -------------------------
                              AUDITED   AUDITED   AUDITED  ESTIMATED
                                                             OUTCOME
                              -----------------------------------------------------------------
R Thousand                    2002/03   2003/04   2004/05    2005/06  2006/07  2007/08  2008/09
-----------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
Revenue
Non-tax revenue                19 228    20 531    15 789     15 453   16 000   17 120   18 147
Transfers received            121 245   112 390   125 588    125 012  126 753  132 979  140 198
-----------------------------------------------------------------------------------------------
TOTAL REVENUE                 140 473   132 921   141 376    140 464  142 753  150 099  158 345
===============================================================================================
Expenses
Current expense                37 495    49 023    58 782     65 207   72 044   62 057   66 055
Compensation of employees      21 509    30 506    31 006     34 327   34 688   25 688   27 229
Goods and services             15 042    17 269    26 225     29 935   36 226   35 228   37 674
Depreciation                      944     1 247     1 551        945      979      979      979
Transfers and subsidies       102 390   104 773    97 446     89 270   70 710   85 565   89 207
-----------------------------------------------------------------------------------------------
TOTAL EXPENSES                139 885   153 796   156 227    154 477  142 753  147 621  155 262
===============================================================================================
Surplus / (Deficit)               588  (20 874)  (14 851)   (14 013)       --    2 478    3 083
-----------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
-----------------------------------------------------------------------------------------------
Carrying value of Assets        2 794     3 767     2 063      2 213    2 084    1 948    1 700
Receivables and prepayments       838     2 010     3 481      4 468      450      350      200
Cash and cash equivalents     305 158   259 808   256 414    247 913  255 545  255 913  259 913
-----------------------------------------------------------------------------------------------
TOTAL ASSETS                  308 790   265 585   261 958    254 594  258 080  258 212  261 813
===============================================================================================
Capital and reserves          136 629   115 755   100 904     86 890   86 890   89 369   92 452
Trade and other payables        6 225     7 539     5 654      4 842    3 880    3 480    3 000
Managed funds                 165 936   142 291   155 400    162 862  167 309  165 363  166 362
-----------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES  308 790   265 585   261 958    254 594  258 080  258 212  261 813
===============================================================================================

Data provided by the National Development Agency

SOUTH AFRICAN SOCIAL SECURITY AGENCY

The South African Social Security Agency Act (2004) provides for the establishment of SASSA as a schedule 3A public entity. The agency has been operational since April 2005 and is expected to be fully functional within the next three years. Its mandate is to ensure the provision of comprehensive social security services against vulnerability and poverty within the constitutional and legislative framework, and create an enabling environment for sustainable development.

The act provides a national legislative framework for the provision of different types of social grants, social relief of distress, the delivery of social assistance grants by a national agency and the establishment of an inspectorate for social security. The CEO is accountable to the minister and must report to him on the agency's activities.

As this is a new Agency the data in the table below, for the period ending
2005/06, is based on historical expenditure from both the national and provincial departments of Social Development.

The three transfers to the agency total R12,4 billion over the MTEF:

o    R 11,5 billion is earmarked for administration viz. the processing and the delivery of social grants

o    R 460,2 million for the establishment costs of the agency and

o    R 408,1 million is specifically earmarked for improvement of the integrity of the grant system.

                                                     Vote 18: Social Development

More than half of this budget goes to payment contractors (all Pay, the Post
Office etc.) to deliver the grants to more than 11 million beneficiaries. Over the medium term, the Agency will consolidate the contracts to achieve economies of scale. Compensation of personnel grows by 14,3 per cent over the MTEF period to cover all personnel taken over from the social assistance programme in the provincial departments of Social Development as well as new appointments at head office and regional offices.

A significant portion of good and services goes to the payment of consultants which grows by 16,5 per cent over the MTEF. These service providers will support the Agency build robust systems to improve the efficiency of the grant system administration by reducing fraud and corruption. This will include an extensive overhaul of the current SOCPEN system (grants application and payment data base).

Once the Agency is fully operational, substantial savings are expected on both administration costs of delivering the grants as well as in the savings from removing ineligible beneficiaries from the system.

SASSA's key strategic objectives for 2006/07 are:

o    ensure a high performance institution

o    improve social security service delivery

o    ensure good governance

o    build human capital

o    ensure sound financial management.

The agency will improve service delivery by employing competent front-office staff to process social grant applications at the point of delivery. At the same time, skilled back-office staff will use advanced technology to communicate with other key government data sources to ensure quicker verification and approval of applications. The grant administration process will be streamlined, and the application process will involve fewer people and fewer steps. Social security contracts with payment agencies and contractors will also be consolidated and standardised.

The agency will take over grant payments from the nine provincial social welfare departments, shouldering the responsibility of distributing over R57 billion to more than 10 million South Africans annually. By shifting the social assistance function to national government, the agency will free up provincial departments to focus on improving social welfare services and allow the national department to focus on policy development and monitoring service delivery.

TABLE 18.10 SOUTH AFRICAN SOCIAL SECURITY AGENCY

                                                  OUTCOME                                MEDIUM-TERM ESTIMATE
                                      -------------------------------             -------------------------------
                                        AUDITED    AUDITED    AUDITED  ESTIMATED
                                                                        OUTCOME
                                      ---------------------------------------------------------------------------
R thousand                              2002/03    2003/04    2004/05    2005/06    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------

Receipts
Transfers received                    1 434 919  1 892 593  2 131 889  3 535 425  3 815 406  4 086 927  4 454 746
of which:
Social assistance administration      1 434 919  1 887 482  2 099 922  3 382 055  3 584 320  3 774 190  4 130 267
Establishment and operationalisation         --      5 111     25 918    110 000    135 000    158 250    166 954
Grant admin integrity                        --         --      6 049     43 370     96 086    154 487    157 525
-----------------------------------------------------------------------------------------------------------------
TOTAL RECEIPTS                        1 434 919  1 892 593  2 131 889  3 535 425  3 815 406  4 086 927  4 454 746
=================================================================================================================

                                                                             413

2006 Estimates of National Expenditure

TABLE 18.10 SOUTH AFRICAN SOCIAL SECURITY AGENCY

                                                    OUTCOME                                   MEDIUM-TERM ESTIMATE
                                       ---------------------------------               ---------------------------------
                                        AUDITED     AUDITED     AUDITED    ESTIMATED
                                                                            OUTCOME
                                       ---------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION OF PAYMENTS

CURRENT PAYMENTS                       1 418 148   1 867 307   2 095 327   3 400 397   3 650 707   3 972 833   4 331 886
Compensation of employees                210 691     277 157     331 183     679 981     820 872     907 192   1 015 276
Goods and services                     1 207 457   1 590 150   1 764 144   2 720 416   2 829 835   3 065 640   3 316 610
of which:
Payment contractors                      885 618   1 303 421   1 718 527   2 286 876   2 204 624   2 119 949   2 146 649
Computer services                          5 419       6 410      11 319      14 402      14 169      16 007      17 274
Consultants, contractors and special          --       1 947      14 628      61 098      80 625      94 846      96 577
services
Maintenance repair and running cost        1 526       8 073         304      48 541      33 283      39 338      53 065
Travel and subsistence                    20 755      26 622      33 135      57 018      66 602      68 762      74 080
Financial transactions in assets and          --          --          --          --          --          --          --
liabilities
TRANSFERS AND SUBSIDIES                      174         296         576         693         834          --          --
Provinces and municipalities                 174         296         576         693         834          --          --
PAYMENTS FOR CAPITAL ASSETS               16 597      24 990      35 986     134 335     163 865     114 094     122 860
Buildings and other fixed structures          13       1 280       1 920      55 348      76 240      53 447      56 587
Machinery and equipment                   16 584      23 710      34 066      78 987      87 625      60 647      66 273
------------------------------------------------------------------------------------------------------------------------
TOTAL                                  1 434 919   1 892 593   2 131 889   3 535 425   3 815 406   4 086 927   4 454 746
========================================================================================================================

                                                      Vote 18 Social Development

ANNEXURE

VOTE 18: SOCIAL DEVELOPMENT

Table 18.A:  Summary of expenditure trends and estimates per programme and economic classification

Table 18.B:  Summary of personnel numbers and compensation of employees

Table 18.C:  Summary of expenditure on training

Table 18.D:  Summary of conditional grants to provinces and local government
            (municipalities)1

Table 18.E:  Summary of official development assistance expenditure

                                                                             415

2006 Estimates of National Expenditure

TABLE 18.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

PROGRAMME                               APPROPRIATION          AUDITED                 APPROPRIATION                  REVISED
                                      MAIN       ADJUSTED      OUTCOME       MAIN        ADDITIONAL     ADJUSTED     ESTIMATE
                                   -------------------------------------------------------------------------------------------
R thousand                                 2004/05             2004/05                    2005/06                     2005/06
------------------------------------------------------------------------------------------------------------------------------

1. Administration                      70 963       78 451       82 536       98 042         8 103        106 145       99 937
2. Comprehensive Social               139 264      143 811      114 904      119 730        80 706        200 436      184 071
   Protection
3. Social Security Transfers       43 421 885   46 665 568   47 385 329   55 558 538           200     55 558 738   55 250 700
   and Administration
4. Social Welfare Services            111 732       43 319       38 795      222 295     (131 391)         90 904       89 125
5. Development and Research           532 363      151 393      144 703      550 522     (385 000)        165 522      165 119
------------------------------------------------------------------------------------------------------------------------------
TOTAL                              44 276 207   47 082 542   47 766 267   56 549 127     (427 382)     56 121 745   55 788 952
==============================================================================================================================

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                      262 098      277 545      241 163      279 971        64 609        344 580       308 232
Compensation of employees              95 120       97 430       87 897      109 021         3 450        112 471      109 925
Goods and services                    166 978      180 115      152 455      170 950        61 159        232 109      198 307
Financial transactions in assets           --           --          811           --            --             --           --
and liabilities

TRANSFERS AND SUBSIDIES            44 011 023   46 799 361   47 519 287   56 264 331     (493 391)     55 770 940    55 463 836
Provinces and municipalities          458 416          245          274      526 675     (526 391)            284          278
Departmental agencies and           2 252 231    2 339 321    2 241 370    3 656 707           200      3 656 907    3 656 907
accounts
Foreign governments and                   729          737          590          793            --            793          793
international organisations
Non-profit institutions                 5 512        6 962        7 245       41 843           800         42 643       42 643
Households                         41 294 135   44 452 096   45 269 808   52 038 313        32 000     52 070 313   51 763 215

PAYMENTS FOR CAPITAL ASSETS             3 086        5 636        5 817        4 825         1 400          6 225       16 884
Machinery and equipment                 3 086        5 636        4 433        4 135         1 400          5 535       16 194
Software and intangible assets             --           --        1 384          690            --            690          690
------------------------------------------------------------------------------------------------------------------------------
TOTAL                              44 276 207   47 082 542   47 766 267   56 549 127     (427 382)     56 121 745   55 788 952
==============================================================================================================================

TABLE 18.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

                                                                  ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05      2005/06         2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)         53 171    61 559    79 414      100 748         121 424   127 306   133 286
Unit cost (R thousand)               189       195       216          242             225       221       207
Compensation as % of total         96.8%     91.2%     88.4%        87.1%           97.3%     96.7%     96.2%
Personnel numbers (head count)       282       316       367          417             539       577       644

B. PART-TIME AND TEMPORARY CONTRACT EMPLOYEES
Compensation (R thousand)          1 099     4 854     8 983       12 554           1 433     1 988     2 455
Unit cost (R thousand)               110       162       166          182              96        99        98
Compensation as % of total          2.0%      7.2%     10.0%        10.9%            1.1%      1.5%      1.8%
Personnel numbers (head count)        10        30        54           69              15        20        25

C. INTERNS
Compensation of interns              659     1 080     1 437        2 355           1 988     2 413     2 851
(R thousand)
Unit cost (R thousand)                24        28        30           32              36        37        38
Number of interns                     28        38        48           74              55        65        75
----------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)         54 929    67 493    89 834      115 657         124 845   131 707   138 592
UNIT COST (R THOUSAND)               172       176       192          207             205       199       186
PERSONNEL NUMBERS                    320       384       469          560             609       662       744
(HEAD COUNT)
----------------------------------------------------------------------------------------------------------------

                                                     Vote 18: Social Development

TABLE 18.C SUMMARY OF EXPENDITURE ON TRAINING

                                                                  ADJUSTED
                                       AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                 -------------------------------------------------------------------------------
                                 2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)             451       531       785             886          996     1 016     1 054
Number of employees trained          204       241       285             337          447       487       530
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)             120       151       168             234          252       301       331
Number of employees (head             20        24        19              45           42        50        55
count)
----------------------------------------------------------------------------------------------------------------
TOTAL                                571       682       953           1 120        1 248     1 317     1 385
NUMBER OF EMPLOYEES                  224       265       304             382          489       537       585
================================================================================================================

TABLE 18.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT
(MUNICIPALITIES)(1)

                                                                               ADJUSTED
                                                   AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO PROVINCES
2. COMPREHENSIVE SOCIAL PROTECTION
Improvement of the Social Security System    10 800        --        --              --           --        --        --
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        10 800        --        --              --           --        --        --
==========================================================================================================================

(1)  Detail provided in the Division of Revenue Act (2006).

TABLE 18.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

DONOR             PROJECT           CASH/                                      ADJUSTED
                                    KIND           AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                            ------------------------------------------------------------------------------
R thousand                                  2002/03   2003/04   2004/05         2005/06      2006/07   2007/08   2008/09
--------------------------------------------------------------------------------------------------------------------------

FOREIGN
UNICEF            Promotion and     Cash        150        --        --              --           --        --        --
                  protection of
                  rights of
                  vulnerable and
                  orphaned
                  children
The Netherlands   Sectoral budget   Cash     11 163        --        --              --           --        --        --
                  support
                  programme
DFID              Programme for     Cash         --        --        --          11 960       16 618    15 386     9 730
                  the development
                  of research
                  infrastructure
                  and evidence
                  base for pro-
                  poor policy in
                  South Africa
HWSETA            Training          Cash         --        --        --             646           --        --        --
UNESCO            SADC Meeting                   --        --        --             178           --        --        --
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                        11 313        --        --          12 784       16 618    15 386     9 730
==========================================================================================================================

                                                                             417

2006 Estimates of National Expenditure

                                                                         VOTE 19

SPORT AND RECREATION SOUTH AFRICA

---------------------------------------------------------------------------------------------------------
                                                2006/07                          2007/08          2008/09
R THOUSAND                                 TO BE APPROPRIATED
---------------------------------------------------------------------------------------------------------

MTEF ALLOCATIONS                                352 153                          399 222          450 439
  OF WHICH:
  Current payments                              177 242                          187 245          184 796
  Transfers and subsidies                       172 336                          209 308          262 850
  Payments for capital assets                     2 575                            2 669            2 793
---------------------------------------------------------------------------------------------------------
STATUTORY AMOUNTS                                    --                               --               --
---------------------------------------------------------------------------------------------------------
Executive authority              Minister of Sport and Recreation
Accounting officer               Head of Sport and Recreation South Africa
---------------------------------------------------------------------------------------------------------

AIM

The aim of Sport and Recreation South Africa is to improve the quality of life of all South Africans by promoting participation in sport and recreation in the country, and through the participation of South African sportspersons and teams in international sporting events.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide for the management of Sport and Recreation South Africa.

PROGRAMME 2: CLIENT SUPPORT SERVICES

Provide support to public entities, sport and recreation bodies, and monitor and report on their performance.

PROGRAMME 3: MASS PARTICIPATION

Contribute to increasing the number of participants in sport and recreation in
South Africa.

PROGRAMME 4: INTERNATIONAL LIAISON AND EVENTS

Co-ordinate all inter- and intragovernment relations and provide support for hosting major events.

PROGRAMME 5: FACILITIES CO-ORDINATION

Provide for planning, advocacy, co-ordination and monitoring of sport and recreation facilities.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

As part of its transformation initiative, Sport and Recreation South Africa
(SRSA) strives to ensure greater mass access to sport and recreation and to achieve greater demographic representivity at all levels of participation in
South African sport. 2006 will be a year of consolidation as the department implements its new organogram and expanded responsibilities.

                                                                             419

2006 Estimates of National Expenditure

Institutional framework

SRSA's primary focus is delivering sport to poor communities at grassroots level on a mass basis. The South African Sports Confederation and Olympic Committee
(SASCOC) is functional, and is consolidating its enterprise in line with the ministerial task team's recommendations. Its mandate is to take responsibility for delivering high performance sport. The integration of the former South
African Sports Commission (SASC) with SRSA will be completed by April 2006. SRSA envisages that all future government investment in sport and recreation will be directed mainly at mass participation in community sport, delivered co-operatively by the three spheres of government.

The backlog in facilities hampers the effective delivery of sport and recreation. SRSA has prioritised providing facilities through the municipal infrastructure grant, working closely with the Department of Provincial and
Local Government. The department is responsible for developing a national facility plan, advocacy with local authorities to ensure that sports facilities are included in their integrated development plans, and monitoring and reporting on progress.

Support services

Government will continue to subsidise national federations as one of the primary sport and recreation delivery agents. SRSA has, through a prioritisation process, established which national federations qualify for funding. The focus on fewer federations is intended to increase their impact, measured in terms of the number of people drawn into participation and success rates in international competitions.

The administration of sport and recreation federations still needs to be improved and SRSA helps federations to employ full- or part-time officials with whom it can liaise directly to ensure good governance, and compliance with the
Public Finance Management Act (1999) (PFMA) in particular.

The department will also assume direct responsibility for developing sport and recreation clubs in disadvantaged communities, and will facilitate education and training initiatives in communities where qualified people are lacking.

Mass participation

The department's initiative to ensure access to sport and recreation activities by as many South Africans as possible, especially those from disadvantaged communities, is expanding. The number of activity hubs across the country will increase from 36 in 2004/05 to 210 in 2006/07. The goal is to establish at least one hub in each municipal ward. Unemployed youth are trained as activity coordinators in the hubs.

The department also provides opportunities for developing the resource pool by recruiting talented individuals into the national sports academy system. This system also contributes to higher level objectives, such as demographic representivity in sports teams.

School sport

The Department of Education and SRSA share responsibility for delivering school sport, with SRSA responsible for selected competitive and representative aspects, including interprovincial, national and international events. In
2006/07, the department will begin a mass school sport programme to broaden the participation base. The Department of Education will focus on the curricular aspects of school sport, including physical education and human movement programmes.

                                       Vote19: Sport and Recreation South Africa

High performance sport

SRSA's focus in 2006 will be on preparing athletes for major international events and on helping the South African Football Association (SAFA) prepare a competitive team for the 2010 Soccer World Cup in conjunction with the South
African Sports Confederation and Olympic Committee (SASCOC).

Impact of sport and recreation programmes on the South African social fabric

The department is constantly strengthening its research and evaluation programmes to facilitate informed decision-making. The 2004 baseline study on the patterns of participation of South Africans in sport and recreation will be repeated at the same sites in 2006 to determine the impact of SRSA programmes.

Since sport and recreation facilities are key to the achievement of higher level objectives in sport and recreation, an audit of the backlog in sport and recreation facilities is currently under way, with a view to developing a national facility plan.

To provide an economical and effective developmental pathway for participants, a number of other stakeholders (such as loveLife) align their programmes with
SRSA's. Similar integration with the sport and recreation programmes of provincial departments is being negotiated, which will be extended to local authorities.

Major events

South Africa's preparations for hosting the 2010 Soccer World Cup are gaining momentum. A unit has been established for co-ordinating government's involvement in the event. The department's specific responsibilities relate to training volunteers who will assist in presenting the event and helping SAFA prepare a competitive team. Resources have been allocated in the 2005 Adjusted Estimates
Budget to start with planning for the required facilities so that building can start at the beginning of the new financial year. Construction must be completed in time for an inspection by FIFA in 2008.

South Africa will also start preparations for hosting the 2008 Zone VI Games.

EXPENDITURE ESTIMATES

TABLE 19.1 SPORT AND RECREATION SOUTH AFRICA

-----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                                   ADJUSTED     REVISED
                                             AUDITED OUTCOME           APPROPRIATION    ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                     ----------------------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05              2005/06            2006/07     2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------------------

1.  Administration                    27 474      30 852      25 706          71 036      71 036      81 784      85 367     89 442
2.  Client Support                    42 852      49 925      91 823          81 499      81 499      79 746      82 745     86 562
    Services
3.  Mass Participation                10 952      12 674      26 309          47 860      47 860     166 970     204 570    243 174
4.  International                      2 253       3 509       1 741         249 780     249 780      18 053      20 709     25 156
    Liaison and Events
5.  Facilities                        89 098     127 127     136 951           8 737       8 737       5 600       5 831      6 105
    Coordination
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                172 629     224 087     282 530         458 912     458 912     352 153     399 222    450 439
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                               255 284     255 284     120 208     157 305    196 407
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             421

2006 Estimates of National Expenditure

TABLE 19.1 SPORT AND RECREATION SOUTH AFRICA (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                            ADJUSTED     REVISED
                                             AUDITED OUTCOME           APPROPRIATION    ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                     ----------------------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05              2005/06           2006/07     2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                      51 165      58 190       72250         124 928     124 928     177 242     187 245    184 796
                                     ----------------------------------------------------------------------------------------------
Compensation of                       12 235      14 742      14 907          30 658      30 658      51 126      53 837     56 528
employees
Goods and services                    38 909      43 409      57 333          94 270      94 270     126 116     133 408    128 268
of which:
Communication                            986       1 076       1 049           1 935       1 935       2 679       2 777      2 916
Computer Services                      2 207       2 428       2 093           4 382       4 382       6 015       6 237      6 524
Consultants, contractors               8 990       9 887      19 423          33 472      33 472      26 617      28 369     28 674
and special services
Operating leases                       2 934       2 342       1 989           5 393       5 393       5 605       5 812      6 080
Travel and subsistence                11 521      13 799      17 616          24 819      24 819      39 552      41 015     30 347
Financial transactions in                 21          39          10              --          --          --          --         --
assets and liabilities
                                     ----------------------------------------------------------------------------------------------
TRANSFERS AND                        119 516     163 571     208 298         328 972     328 972     172 336     209 308    262 850
SUBSIDIES
                                     ----------------------------------------------------------------------------------------------
Provinces and                         83 809     121 914     142 875          24 078      24 078     119 029     154 000    205 000
municipalities
Departmental agencies                  3 300       5 500       5 610           6 530       6 530       6 857       7 159      7 521
and accounts
Public corporations and                   --          --         136         241 500     241 500         100         133        140
private enterprises
Non-profit institutions               32 407      36 157      47 677          41 864      41 864      26 350      23 016     24 034
Households                                --          --      12 000          15 000      15 000      20 000      25 000     26 155
                                     ----------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL                   1 948       2 326       1 982           5 012       5 012       2 575        2669      2 793
ASSETS
                                     ----------------------------------------------------------------------------------------------
Machinery and                          1 948       2 326       1 982           5 012       5 012       2 575       2 669      2 793
equipment
                                     ----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                172 629     224 087     282 530         458 912     458 912     352 153     399 222    450 439
-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure has grown strongly over recent years, rising from R171,8 million in
2002/03 to R281,5 million in 2004/05. Much of this increase went towards funding local government sport and recreation infrastructure projects, that was shifted to the municipal infrastructure grant in 2005/06. The significant increase in
2005/06 is due to the one-off allocation for planning for the required facilities for the 2010 Soccer World Cup.

The 2006 Budget allocates additional amounts of R120,2 million for 2006/07,
R157,3 million for 2007/08 and R196,4 million for 2008/09. The largest portion of the additional funding goes towards an expansion of community mass participation and school sport projects. In addition, funding is provided to strengthen the 2010 Soccer World Cup unit.

DEPARTMENTAL RECEIPTS

The department's receipts are generally low, and are generated mainly through the cancellation of expired warrant vouchers, commissions paid on Persal deductions and other incidental receipts.

                                       Vote19: Sport and Recreation South Africa

TABLE 19.2 DEPARTMENTAL RECEIPTS

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION         MEDIUM-TERM RECEIPTS ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                       1 482          368           29            225            19           19           20
                                          ----------------------------------------------------------------------------------------
Sales of goods and services produced            3            3            4              7             7            7            7
by department
Fines, penalties and forfeits                  --           --           --              6             6            6            6
Interest, dividends and rent on land            4            8           25              6             6            6            6
Financial transactions in assets and        1 475          357           --            206            --           --           --
liabilities
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       1 482          368           29            225            19           19           20
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 19.3 ADMINISTRATION

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

Minister (1)                                  680          747          931            836           887          934          981
Deputy Minister (2)                            --           --          402            649           688          725          761
Management                                  3 535        4 095        3 988          9 011        12 871       13 444       14 088
Strategic and Executive Support             3 907        4 526        4 408         10 830        15 163       15 844       16 606
Corporate Services                         15 882       17 486       11 919         41 789        38 090       39 629       41 402
Office of the Chief Financial Officer       2 667        3 089        3 019          6 797         9 741       10 101       10 735
(CFO)
Property Management                           803          909        1 039          1 124         4 344        4 690        4 869
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      27 474       30 852       25 706         71 036        81 784       85 367       89 442
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      16 846        26 522       27 341       28 510
----------------------------------------------------------------------------------------------------------------------------------

1     Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

2     Payable as from 1 April 2005. Salary: R 544 123. Car allowance: R 136 030.

ECONOMIC CLASSIFICATION

----------------------------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS                           25 726       28 828       24 032         66 546        79 261       82 745       86 700
                                          ----------------------------------------------------------------------------------------
Compensation of employees                   8 470        9 804        7 400         21 461        34 487       36 314       38 131
Goods and services                         17 235       18 985       16 622         45 085        44 774       46 431       48 569
of which:
Computer Services                           2 207        2 428        2 093          4 382         6 015        6 237        6 524
Consultants, contractors and special        2 088        2 298        1 981         15 478         5 692        5 903        6 174
services
Operating leases                            2 873        2 281        1 949          5 303         5 508        5 711        5 975
Travel and subsistence                      4 626        5 997        5 426          9 185        12 606       13 073       13 674
Financial transactions in assets and           21           39           10             --            --           --           --
liabilities
                                          ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                        20           24          164             82           179          192          201
                                          ----------------------------------------------------------------------------------------
Provinces and municipalities                   20           24           18             52            22           --           --
Departmental agencies and                      --           --           10             30            57           59           61
accounts
Public corporations and private                --           --          136             --           100          133          140
enterprises
                                          ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                 1 728        2 000        1 510          4 408         2 344        2 430        2 541
                                          ----------------------------------------------------------------------------------------
Machinery and equipment                     1 728        2 000        1 510          4 408         2 344        2 430        2 541
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      27 474       30 852       25 706         71 036        81 784       85 367       89 442
----------------------------------------------------------------------------------------------------------------------------------

                                                                             423

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure increased at an average annual rate of 37,3 per cent, from R27,5 million in 2002/03 to R71 million in 2005/06. It is expected to rise further at an average rate of 8 per cent, reaching R89,4 million in 2008/09. The high increase in 2005/06 is due to the costs associated with the planned relocation to and refurbishment of the new building of the department. This also explains the high consultancy fees in 2005/06. The increase in expenditure over the MTEF period occurs mainly as a result of increases in the department's staff complement due to restructuring after the integration of SASC into the department, and related accommodation costs.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Sport received the following amounts: R1,2 million in 2006/07, R1,3 million in
2007/08 and R1,4 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: CLIENT SUPPORT SERVICES

The Client Support Services programme provides support to public entities and sport and recreation bodies, and monitors and reports on their performance.

Apart from the Administration subprogramme, there are three subprogrammes:

o     Sport and Recreation Service Providers provides support to public entities, SASCOC, national federations and other service providers.

o     Club Development Programme helps with establishing and consolidating community sport and recreation clubs to improve the sustainable development of sport.

o     Education and Training helps with developing the required human resource base for managing sport and recreation.

EXPENDITURE ESTIMATES

TABLE 19.4 CLIENT SUPPORT SERVICES

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                               AUDITED OUTCOME               APPROPRIATION        MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

Sport and Recreation Service               35 707       41 657       65 277         63 371        54 174       56 178       58 759
Providers
Club Development Programme                     --           --           --             --         3 097        3 212        3 360
Education and Training                         --           --           --             --         3 010        3 121        3 265
Administration                              7 145        8 268       26 546         18 128        19 465       20 234       21 178
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      42 852       49 925       91 823         81 499        79 746       82 745       86 562
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                       1 440       (12 016)     (13 355)     (14 351)
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            7 093        8 207       26 344         18 009        26 586       27 621        28904
                                          ----------------------------------------------------------------------------------------
Compensation of employees                   1 014        1 174        3 911          2 572         3 146        3 313        3 478
Goods and services                          6 079        7 033       22 433         15 437        23 440       24 308       25 426
of which:
Consultants, contractors and                4 110        4 755       15 167         10 437        15 848       16 434       17 190
special services
Travel and subsistence                      1 235        1 429        4 559          3 137         4 763        4 939        5 166
----------------------------------------------------------------------------------------------------------------------------------

                                       Vote19: Sport and Recreation South Africa

TABLE 19.4 CLIENT SUPPORT SERVICES (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                    35 709       41 660       65 286         63 370        53 152       55 116        57649
                                          ----------------------------------------------------------------------------------------
Provinces and municipalities                    2            3            9              6             2           --           --
Departmental agencies and                   3 300        5 500        5 600          6 500         6 800        7 100        7 460
accounts
Non-profit institutions                    32 407       36 157       47 677         41 864        26 350       23 016       24 034
Households                                     --           --       12 000         15 000        20 000       25 000       26 155
                                          ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    50           58          193            120             8            8            9
                                          ----------------------------------------------------------------------------------------
Machinery and equipment                        50           58          193            120             8            8            9
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      42 852       49 925       91 823         81 499        79 746       82 745       86 562
----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                                     3 300        5 500        5 600          6 500         6 800        7 100         7460
                                          ----------------------------------------------------------------------------------------
South African Institute for Drug-           3 300        5 500        4 200          4 800         5 000        5 200        5 460
Free Sport
Boxing South Africa                            --           --        1 400          1 700         1 800        1 900        2 000
                                          ----------------------------------------------------------------------------------------
NON-PROFIT INSTITUTIONS                    32 407       36 157        47677         41 864        26 350       23 016        24034
CURRENT
                                          ----------------------------------------------------------------------------------------
Sport Federations                          32 407       36 157       47 677         33 064        26 350       23 016       24 034
South African Sports                           --           --           --          8 800            --           --           --
Confederation and Olympic
Committee
                                          ----------------------------------------------------------------------------------------
HOUSEHOLDS
OTHER TRANSFERS
CURRENT                                        --           --        12000         15 000        20 000       25 000       26 155
                                          ----------------------------------------------------------------------------------------
Health Systems Trust: lovelife                 --           --       12 000         15 000        20 000       25 000       26 155
games
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The budget for the Client Support Services programme increased considerably between 2002/03 and 2005/06 at an average annual rate of 23,9 per cent. The largest increase took place in 2004/05 due to the allocations for the loveLife
Games and the national sports academy project. The provision for the national sports academy project explains the increase in the spending on consultants and special services from 2004/05. The provision for the loveLife Games increases strongly from R12,0 million in 2004/05 to R26,2 million in 2008/09. The decrease in transfer payments over the MTEF is because the department has taken over responsibility for club development from the national federations, which in turn results in an increase in goods and services. Apart from club development, a new subprogramme is also introduced for developing the required human resource base for managing sport and recreation.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

High performance sport

During 2004/05, high performance sport was emphasised through the national sports academy project, especially for preparing athletes for the Olympic,
Paralympic and Commonwealth Youth

                                                                             425

2006 Estimates of National Expenditure

Games. Three hundred athletes benefited from high performance training during this period, which contributed to the South African team winning 6 medals at the
Olympic and 35 medals during the Paralympic Games in Athens, 66 medals at the
Zone VI Games and 56 medals at the Commonwealth Youth Games. During 2005/06, 309 athletes were (and are being) prepared for the Commonwealth Games. This is against a target of 300.

loveLife Games

The loveLife Games targeted 150 000 learners during 2004/05. This was exceeded as 180 185 learners participated in its programmes. The target of 200 000 learners participating in the 2005/06 loveLife games and festivals has so far been exceeded by 47 976.

SELECTED MEDIUM-TERM OUTPUT TARGETS

CLIENT SUPPORT SERVICES

MEASURABLE OBjECTIVE: Increase the number of participants and improve the quality of high performance athletes, with specific emphasis on participants from disadvantaged communities and marginalised constituencies.

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                        OUTPUT                                  MEASURE/INDICATOR                 TARGET
----------------------------------------------------------------------------------------------------------------------------------

Sport and Recreation Service        Funding for:                            Number of athletes and teams      2 000 athletes
Providers                           national federations                    assisted
                                                                                                              25 teams
                                    South African Institute for Drug-Free   Number of athletes tested         1 700 athletes
                                    Sport

                                    Boxing South Africa                     Number of boxers trained          75 boxers

                                                                            Number of promoters trained       15 promoters
----------------------------------------------------------------------------------------------------------------------------------
Club Development                    Sport clubs set up and supported        Number of new clubs established   180 clubs

Programme                                                                   Number of established clubs       144 clubs
                                                                            supported
----------------------------------------------------------------------------------------------------------------------------------
Education and Training              Education and training stakeholders   Number of people trained            5 000 people trained
                                    in all provinces
----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: MASS PARTICIPATION

The Mass Participation programme contributes to increasing the number of participants in sport and recreation in South Africa.

Apart from the Administration subprogramme, there are two subprogrammes:

o     Community Mass Participation co-ordinates and builds capacity in the mass participation programmes in identified hubs; promotes special projects on transformation, HIV and Aids, and celebrating national days; and monitors, measures and reports on the impact of the programmes.

o     School Sport co-ordinates, supports, funds, monitors and reports on mass-based school sport activities.

EXPENDITURE ESTIMATES

TABLE 19.5 MASS PARTICIPATION

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

Community Mass Participation                   --           --        9 000         29 697       136 668      172 705      217 381
School Sport                                                --           --         15 019        26 495       27 858       21 586
Administration                             10 952       12 674       17 309          3 144         3 807        4 007        4 207
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      10 952       12 674       26 309         47 860       166 970      204 570      243 174
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      (2 411)      104 083      140 139      175 516
----------------------------------------------------------------------------------------------------------------------------------

                                       Vote19: Sport and Recreation South Africa

TABLE 19.5 MASS PARTICIPATION (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                           10 840       12 544       17 132         23 585        47 959       50 561       38 164
                                          ----------------------------------------------------------------------------------------
Compensation of employees                   1 073        1 242        1 696          2 723         3 796        3 998        4 197
Goods and services                          9 767       11 302       15 436         20 862        44 163       46 563       33 967
of which:
Consultants, contractors and                  709          820        1 121          2 719         3 208        4 093        3 282
special services
Travel and subsistence                      4 422        5 118        6 989         10 538        19 996       20 736        9 136
                                          ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                         3            3        9 004         24 007       119 002      154 000      205 000
                                          ----------------------------------------------------------------------------------------
Provinces and municipalities                    3            3        9 004         24 007       119 002      154 000      205 000
                                          ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                   109          127          173            268             9            9           10
                                          ----------------------------------------------------------------------------------------
Machinery and equipment                       109          127          173            268             9            9           10
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      10 952       12 674       26 309         47 860       166 970      204 570      243 174
----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------------
PROVINCES
CURRENT                                        --           --        9 000         24 000       119 000      154 000      205 000
                                          ----------------------------------------------------------------------------------------
Mass Sport and Recreation
Participation Programme Grant                  --           --        9 000         24 000       119 000      154 000      205 000
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The significant increase from 2002/03 to 2005/06 is due to the introduction and expansion of the Community Mass Participation and School Sport subprogrammes, as activities are being rolled out to more communities. The further increase over the 2006 MTEF is to scale up the community mass participation programme and roll out a mass school sport programme.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

During 2004/05, the first year of the mass participation programme, all targets were exceeded because of the enthusiasm of local communities. To date, 677 784 participants have enrolled in the programme compared to a target of 500 000.

In the school sport programme, which started in 2005/06, 149 568 learners and 32
300 educators participated in school sport and various provincial, national and international school sport programmes.

                                                                             427

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

MASS PARTICIPATION

MEASURABLE OBJECTIVE: Increase the number of participants in sport and recreation through activities that support mass sport and recreation.

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                   OUTPUT                                 MEASURE/INDICATOR                           TARGET
----------------------------------------------------------------------------------------------------------------------------------

Community Mass Participation   Community mass sport and recreation    Number of people trained in sport and       900 people
                               programmes in all 9 provinces          recreation administration

                                                                      Number of coaches trained                   2 520 coaches

                                                                      Number of referees trained                  1 080 referees

                                                                      Number of people participating              1 million people
                                                                      actively in the programme

                                                                      Number of people trained in first aid       900 people

                                                                      Number of people trained in events          900 people
                                                                      management

                                                                      Number of people trained in life skills     900 people
                                                                      programmes, including HIVand Aids

                                                                      Number of recreation clubs established      270 clubs

                               Mainstreaming of gender, disability    Percentage of women and girls               50% girls
                               and rural sports people in all
                               sport and recreation programmes

                                                                      Percentage of people with a disability      2% people with a
                                                                                                                  disability

                                                                      Percentage of rural sports people           40% rural sports
                                                                                                                  people

                               Hosting of registered indigenous       Number of provinces hosting all 8           All 9 provinces
                               games in all 9 provinces               registered indigenous games
----------------------------------------------------------------------------------------------------------------------------------
School Sport                   Increased participation in sport       Number of learners participating in         200 000 learners
                               programmes by learners                 programme

                                                                      Number of teachers and volunteers           13 500
                                                                      participating in coaching, refereeing
                                                                      and other capacity building clinics
----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: INTERNATIONAL LIAISON AND EVENTS

The International Liaison and Events programme co-ordinates all inter- and intragovernmental relations and provides support for hosting major events.

Apart from the Administration subprogramme, there are two subprogrammes:

o     International Liaison negotiates, concludes and manages
      government-to-government agreements and their outcomes, at the local and international level.

o     Major Events co-ordinates and manages government's support service for hosting major events.

EXPENDITURE ESTIMATES

TABLE 19.6 INTERNATIONAL LIAISON AND EVENTS

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

International Liaison                          --           --          --           1 339         1 173        1 217        1 272
Major Events                                   --           --          --         246 500        14 836       17 348       21 634
Administration                              2 253        3 509        1 741          1 941         2 044        2 144        2 250
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       2 253        3 509        1 741        249 780        18 053       20 709       25 156
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     230 672        (3 981)      (2 651)         626
----------------------------------------------------------------------------------------------------------------------------------

                                       Vote19: Sport and Recreation South Africa

TABLE 19.6 INTERNATIONAL LIAISON AND EVENTS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                            2 238        3 409        1 659          8 053        17 837       20 487       24 923
                                          ----------------------------------------------------------------------------------------
Compensation of employees                   1 032        1 787        1 344          3 078         8 198        8 633        9 064
Goods and services                          1 206        1 622          315          4 975         9 639       11 854       15 859
of which:
Travel and subsistence                        153          206           40            641         1 224        1 269        1 327
                                          ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                         2            4            3        241 511             2           --           --
                                          ----------------------------------------------------------------------------------------
Provinces and municipalities                    2            4            3             11             2           --           --
Public corporations and private                --           --           --        241 500            --           --           --
enterprises
                                          ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    13           96           79            216           214          222          233
                                          ----------------------------------------------------------------------------------------
Machinery and equipment                        13           96           79            216           214          222          233
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       2 253        3 509        1 741        249 780        18 053       20 709       25 156
----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------------
PUBLIC CORPORATIONS

CURRENT                                        --           --           --        146 500            --           --           --
                                          ----------------------------------------------------------------------------------------
The Development Bank of                        --           --           --        146 500            --           --           --
Southern Africa
                                          ----------------------------------------------------------------------------------------
CAPITAL                                        --           --           --         95 000            --           --           --
                                          ----------------------------------------------------------------------------------------
The Development Bank of                        --           --           --         95 000            --           --           --
Southern Africa
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure on the programme is dominated by the preparations for the 2010
Soccer World Cup. The newly established 2010 Soccer World Cup unit will be based in this programme, which also explains the increases in the compensation of employees and goods and services from 2005/06. The significant increase in
2005/06 is due to the one-off allocation in the 2005 Adjusted Estimates Budget for planning for the required facilities for the 2010 Soccer World Cup.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

In 2004/05, there were fewer exchange programmes than the target number due to a lack of response from several partner countries, but to date there have been more than the target for 2005/06. SRSA signed or renewed 2
government-to-government agreements and 13 protocols of action during 2005/06.

The department has hosted four meetings of the national co-ordinating committee for major events to be hosted in the country. This is against a target of six meetings for 2005/06.

                                                                             429

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

INTERNATIONAL LIAISON AND EVENTS

MEASURABLE OBJECTIVE: Increase the number of federations assisted through sport and recreation exchanges and the number of major events supported through co-ordinating inter- and intragovernmental assistance.

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                   OUTPUT                                 MEASURE/INDICATOR                           TARGET
----------------------------------------------------------------------------------------------------------------------------------

International Liaison          International exchange programmes      Number of government-to-government          4 agreements
                               for sportspersons, coaches and         agreements signed or reviewed
                               technical staff

                                                                      Number of exchange programmes               20 programmes

                                                                      Number of people involved                   36 people
----------------------------------------------------------------------------------------------------------------------------------
Major Events                   National co-ordinating committee       Number of meetings hosted                   8 meetings
                               meetings

                               Support for international events       Number of international events supported    4 events
----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: FACILITIES CO-ORDINATION

The Facilities Co-ordination programme provides for the planning, advocacy, co-ordination and monitoring of sport and recreation facility provision in South
Africa.

Apart from the Administration subprogramme there are two subprogrammes:

o     Planning and Advocacy provides for planning basic sport and recreation facilities and for advocacy with local authorities to address the facilities backlog.

o     Technical Support helps local authorities address the facilities backlog and provides guidance on specifications.

EXPENDITURE ESTIMATES

TABLE 19.7 FACILITIES CO-ORDINATION

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

Planning and Advocacy                      83 780      121 878      133 805          6 923         2 646        2 744        2 870
Technical Support                              --           --           --             --         1 042        1 081        1 130
Administration                              5 318        5 249        3 146          1 814         1 912        2 006        2 105
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      89 098      127 127      136 951          8 737         5 600        5 831        6 105
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                       8 737         5 600        5 831        6 105
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            5 268        5 202        3 083          8 735         5 599        5 831        6 105
                                          ----------------------------------------------------------------------------------------
Compensation of employees                     646          735          556            824         1 499        1 579        1 658
Goods and services                          4 622        4 467        2 527          7 911         4 100        4 252        4 447
of which:
Consultants, contractors and                2 080        2 010        1 153          4 825         1 845        1 914        2 002
special services
Travel and subsistence                      1 085        1 049          602          1 318           963          998        1 044
                                          ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    83 782      121 880      133 841              2             1           --           --
                                          ----------------------------------------------------------------------------------------
Provinces and municipalities               83 782      121 880      133 841              2             1           --           --
                                          ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    48           45           27             --            --           --           --
                                          ----------------------------------------------------------------------------------------
Machinery and equipment                        48           45           27             --            --           --           --
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      89 098      127 127      136 951          8 737         5 600        5 831        6 105
----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------------
MUNICIPALITIES
CAPITAL                                    83 780      121 878      133 840             --            --           --           --
                                          ----------------------------------------------------------------------------------------
Building for Sports and                    83 780      121 878      133 840             --            --           --           --
Recreation Programme
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

                                       Vote19: Sport and Recreation South Africa

EXPENDITURE TRENDS

The Building for Sport and Recreation programme dominated expenditure on the programme over the period 2002/03 to 2004/05, before the function was consolidated in the municipal infrastructure grant in 2005/06. From 2005/06, the programme focuses on the planning of facilities. In 2006/07, the Technical
Support subprogramme is introduced to assist local authorities to address facilities backlogs.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Fewer facilities than the 2004/05 budget provided were built or upgraded, because of delays in various aspects of the projects. SRSA has met regularly with the Department of Provincial and Local Government to ensure continued
funding for constructing appropriate sports facilities within local authorities under the municipal infrastructure grant. The department awarded a tender to a consortium to develop a national facilities plan based on current backlogs and future demand, consulting 10 stakeholders during this process.

SRSA has exceeded its target to interact with 100 municipalities in 2005/06.

SELECTED MEDIUM-TERM OUTPUT TARGETS

FACILITIES CO-ORDINATION

MEASURABLE OBJECTIVE: Reduce the backlog of basic facilities through planning, advocacy, co-ordination and monitoring.

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME               OUTPUT                               MEASURE/INDICATOR                         TARGET
----------------------------------------------------------------------------------------------------------------------------------

Planning and Advocacy      Inclusion of sport and recreation    Deadline for publication of a national    November 2006
                           facilities in local authorities'     sports facility plan that will also
                           integrated development plans         have updated statistics on backlogs

                                                                Number of provincial workshops on         1 workshop per province
                                                                facility plan involving local
                                                                authorities
----------------------------------------------------------------------------------------------------------------------------------
Technical Support          Capacity building on technical       Number of local authorities supported     50 local authorities
                           matters for local authorities
----------------------------------------------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

SOUTH AFRICAN INSTITUTE FOR DRUG-FREE SPORT

The South African Institute for Drug-Free Sport (SAIDS) is a statutory body created by an act of Parliament in 1997. All South African sport organisations and federations are obliged to recognise its authority and comply with its directives. Its main function is to promote participation in sport, free from the use of prohibited performance-enhancing substances, and to educate sportspersons on the harmful effects of doping. To date, 1 593 athletes against a target of 2 100 have been tested. SAIDS has presented 36 workshops or lectures on anti-doping for approximately 7 000 people.

SAIDS relies on the subsidy that it receives from the department, as its own revenue is incidental. The subsidy increases from R4,8 million in 2005/06 to
R5,5 million in 2008/09. Most expenditure is under goods and services for chemicals and disposable testing material. Although its accounts have shown a small deficit over the past few years, management expects to see a small surplus over the 2006 MTEF.

In line with its mission statement, SAIDS will continue to provide leadership in developing a national strategy on doping in sport. It will continue to run an effective drug testing and education programme across all South Africa's major sporting codes in accordance with the highest international standards. This will be achieved through collaboration with its counterparts

                                                                             431

2006 Estimates of National Expenditure

throughout the world to achieve international harmonisation, and improve standards and practices in anti-doping.

TABLE 19.8 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN INSTITUTE FOR DRUG FREE SPORT

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                         MEDIUM-TERM ESTIMATE
                                          ---------------------------------                      ---------------------------------
                                          AUDITED      AUDITED      AUDITED      ESTIMATED
                                                                                  OUTCOME
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                               937          467          920            590           550          450          475
TRANSFERS RECEIVED                          3 550        5 500        4 450          5 050         5 000        5 200        5 460
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                               4 487        5 967        5 370          5 640         5 550        5 650        5 935
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                             4 230        4 397        5 154          5 167          5078        5 144         5249
                                          ----------------------------------------------------------------------------------------
Compensation of employees                     540          631          762            889         1 089        1 100        1 120
Goods and services                          3 630        3 580        4 254          3 809         3 574        3 645        3 730
Depreciation                                   60          186          138            469           415          399          399
                                          ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                       303        1 793          271            506           111          118          124
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                              4 533        6 190        5 425          5 673         5 189         5262        5 373
----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                           (46)        (223)         (55)           (33)          361          388          562
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                      293          134        2 031          1 562         1 147          748          349
Inventory                                     135           72           47             55            60           65           70
Receivables and prepayments                   158           24           44             41            48           55           42
Cash and cash equivalents                     915        2 022          842            439           834        1 210        1 757
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                1 501        2 252        2 964          2 097         2 089        2 078        2 218
----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                          711        2 238        2 379          1 947         1 909        1 898        2 098
Trade and other payables                      741           14          585            150           180          180          120
Provisions                                     49           --           --             --            --           --           --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                1 501         2252        2 964          2 097         2 089        2 078        2 218
----------------------------------------------------------------------------------------------------------------------------------

Data provided by the South African Institute for Drug Free Sport

BOXING SOUTH AFRICA

Boxing South Africa was established in terms of the South African Boxing Act
(2001). Its function is to promote boxing and to protect the interests of boxers and officials. It considers applications for licences from all stakeholders in professional boxing, sanctioning fights, implementing the relevant regulations, and training boxers, promoters, ring officials, managers and trainers.

The organisation is partly funded by government transfers. Its allocation increases from R1,7 million in 2005/06 to R2 million in 2008/09. Boxing South
Africa has increased its income substantially through private donations and sponsorships. Its main expenditure item is goods and services.

During 2004/05 and 2005/06, Boxing South Africa trained numerous boxers, promoters, ring officials and trainer/managers, either meeting or exceeding its stated target in all but a few categories. Looking ahead, Boxing South Africa will be focusing on informal training on life-skills, weight management, taxation, ring mechanics, boxing regulations and television interviewing for approximately 100 boxers, 47 managers, and 51 matchmakers during the MTEF period.

                                       Vote19: Sport and Recreation South Africa

ANNEXURE

VOTE 19: SPORT AND RECREATION SOUTH AFRICA

Table 19.A: Summary of expenditure trends and estimates per programme and economic classification

Table 19.B: Summary of personnel numbers and compensation of employees

Table 19.C: Summary of expenditure on training

Table 19.D: Summary of conditional grants to provinces and local government
            (municipalities)

                                                                             433

2006 Estimates of National Expenditure

TABLE 19.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                    APPROPRIATION          AUDITED                  APPROPRIATION                 REVISED
                                           MAIN       ADJUSTED      OUTCOME         MAIN      ADDITIONAL     ADJUSTED     ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                      2004/05             2004/05                     2005/06                    2005/06
----------------------------------------------------------------------------------------------------------------------------------

1.  Administration                         30 004       32 474       25 706         58 581        12 455       71 036       71 036
2.  Client Support Services                89 026       93 023       91 823         80 059         1 440       81 499       81 499
3.  Mass Participation                     29 264       29 257       26 309         50 271        (2 411)      47 860       47 860
4.  International Liaison and               2 001        2 000        1 741          8 280       241 500      249 780      249 780
    Events
5.  Facilities Coordination               135 926      137 459      136 951          6 437         2 300        8 737        8 737
----------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                 286 221      294 213      282 530        203 628       255 284      458 912      458 912
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           56 612        83328       72 250        112 584        12 344      124 928      124 928
                                          ----------------------------------------------------------------------------------------
Compensation of employees                  15 128       17 413       14 907         30 658            --       30 658       30 658
Goods and services                         41 484       65 905       57 333         81 926        12 344       94 270       94 270
Financial transactions in assets               --           10           10             --            --           --           --
and liabilities
                                          ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                   227 281      208 269      208 298         86 032       242 940      328 972      328 972
                                          ----------------------------------------------------------------------------------------
Provinces and municipalities              141 304      142 846      142 875         24 078            --       24 078       24 078
Departmental agencies and                  33 600        5 610        5 610          6 530            --        6 530        6 530
accounts
Public corporations and private                --          136          136             --       241 500      241 500      241 500
enterprises
Non-profit institutions                    40 377       47 677       47 677         40 424         1 440       41 864       41 864
Households                                 12 000       12 000       12 000         15 000            --       15 000       15 000
                                          ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                 2 328        2 616         1982          5 012            --        5 012        5 012
                                          ----------------------------------------------------------------------------------------
Machinery and equipment                     2 328        2 616        1 982          5 012            --        5 012        5 012
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     286 221      294 213      282 530        203 628       255 284      458 912      458 912
----------------------------------------------------------------------------------------------------------------------------------

TABLE 19.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

----------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATES
                                          ----------------------------------------------------------------------------------------
                                          2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT
EMPLOYEES
Compensation (R thousand)                  12 235       14 742       14 907         30 759        51 126       53 837       56 528
Unit cost (R thousand)                        151          191          141            196           240          253          265
Compensation as % of total                  100.0%       100.0%       100.0%         100.0%        100.0%       100.0%       100.0%
Personnel numbers (head count)                 81           77          106            157           213          213          213
----------------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)                  12 235       14 742       14 907         30 759        51 126        53837       56 528
UNIT COST (R THOUSAND)                        151          191          141            196           240          253          265
PERSONNEL NUMBERS                              81           77          106            157           213          213          213
(HEAD COUNT)
----------------------------------------------------------------------------------------------------------------------------------

                                       Vote19: Sport and Recreation South Africa

TABLE 19.C SUMMARY OF EXPENDITURE ON TRAINING

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATES
                                          ----------------------------------------------------------------------------------------
                                          2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)                      247          219          393            393         1 390        1 553        1 762
Number of employees trained                    16           85           63             30           207          207          207
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)                       96           48           68             16           242          252          262
Number of employees                            25           14           15              4            30           30           30
(head count)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                         343          267          461            409         1 632        1 805        2 024
NUMBER OF EMPLOYEES                            41           99           78             34           237          237          237
----------------------------------------------------------------------------------------------------------------------------------

TABLE 19.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT
(MUNICIPALITIES)(1)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO PROVINCES
3. MASS PARTICIPATION
Mass Sport and Recreation Participation        --           --        9 000         24 000       119 000      154 000      205 000
Programme Grant

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                          --           --        9 000         24 000       119 000      154 000      205 000
----------------------------------------------------------------------------------------------------------------------------------
CONDITIONAL GRANTS TO LOCAL GOVERNMENT
(MUNICIPALITIES)
5. FACILITIES COORDINATION
Building for Sports and Recreation
Programme                                  83 780      121 878      133 840             --            --           --           --
Grant

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      83 780      121 878      133 840             --            --           --           --
----------------------------------------------------------------------------------------------------------------------------------

1     Detail provided in the Division of Revenue Act (2006).

                                                                             435

2006 Estimates of National Expenditure

                                                                         VOTE 20

CORRECTIONAL SERVICES

--------------------------------------------------------------------------------
                                   2006/07             2007/08        2008/09
R THOUSAND                    TO BE APPROPRIATED
--------------------------------------------------------------------------------
MTEF ALLOCATIONS                  10 630 712          11 767 489     12 451 186
  OF WHICH:
  Current payments                 9 234 476          10 302 292     10 903 418
  Transfers and subsidies             32 348              30 364         31 268
  Payments for capital assets      1 363 888           1 434 833      1 516 500
--------------------------------------------------------------------------------
STATUTORY AMOUNTS                       --                  --             --
--------------------------------------------------------------------------------
Executive authority           Minister of Correctional Services
Accounting officer            Commissioner of Correctional Services
--------------------------------------------------------------------------------

AIM

The aim of the Department of Correctional Services is to contribute to maintaining and protecting a just, peaceful and safe society, by enforcing court-imposed sentences, detaining inmates in safe custody while maintaining their human dignity and developing their sense of social responsibility, and promoting the general development of all inmates and persons subject to community corrections.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide the administrative, management, financial, ICT, research, policy co-ordination and good governance support functions necessary for all service delivery by the department and in support of the functions of the ministry.

PROGRAMME 2: SECURITY

Provide safe and healthy conditions for all persons incarcerated, consistent with human dignity, and thereby provide security for personnel and the public.

PROGRAMME 3: CORRECTIONS

Provide needs-based correctional sentence plans and interventions, based on an assessment of the security risk and criminal profile of individuals, targeting all elements associated with offending behaviours, and focusing on the offence for which a person is sentenced to correctional supervision, remanded in a correctional centre or paroled.

PROGRAMME 4: CARE

Provide needs-based care programmes aimed at maintaining the well-being of incarcerated persons in the department's care.

PROGRAMME 5: DEVELOPMENT

Provide needs-based personal development services to all offenders.

                                                                             439

2006 Estimates of National Expenditure

PROGRAMME 6: SOCIAL REINTEGRATION

Provide services focused on offenders' preparation for release, their effective supervision after release on parole, and on the facilitation of their social reintegration into their communities.

PROGRAMME 7: FACILITIES

Ensure that physical infrastructure supports safe custody, humane conditions, and the provision of corrective services, care and development, and general administration.

Strategic overview and key policy developments: 2002/03 - 2008/09

Long-term strategic policy focuses on rehabilitation

In February 2005, Cabinet approved the White Paper on Corrections. This charted the way for the new strategic direction of the department, which places rehabilitation at the centre of all the department's activities. This means that the Correctional Services Act (1998), which is currently being reviewed, will have to be aligned with the white paper. Also, new policies on the types of rehabilitation programmes offered and training prison personnel will have to be developed. Key service delivery areas affected by the rehabilitation focus are:
corrections, development, care, security, and social reintegration.

To make sure that existing policies are relevant to the requirements of the white paper, the department will see that all policies will be continuously monitored and evaluated. Numerous imbizos have been held to educate communities about the department's rehabilitation focus and to call on different stakeholders to help achieve the new focus.

Implementing the White Paper on Corrections

The white paper needs to be properly implemented for successful rehabilitation to take place. In August 2005, the department launched 36 centres of excellence in all its six regions (six centres per region). The centres have been developed as vehicles through which the implementation of the white paper can be tested.
Progress is reported quarterly, and successes will be replicated at all other correctional centres. Importantly, the offender rehabilitation path, which maps procedures from the admission to the release of an inmate, was approved and has been workshopped in all centres of excellence.

Increased personnel capacity

In support of the rehabilitation strategy, the department will increase its personnel capacity by appointing more staff and re-orientating existing staff.
In June 2005, the department started replacing its overtime system with a seven-day working week. The first phase of this three-year plan involves a six-day working week, which provides for a day off in lieu of remuneration for
Saturdays worked as well as for the appointment of additional staff. The full implementation of the seven-day working week will contribute to the creation of more than 8 000 jobs and will radically reduce weekend overtime wage costs. From
2008/09, only an additional half-day will be paid for as overtime for Sunday work.

Further capacity building towards an environment conducive to rehabilitation

A pilot inmate tracking system was put in place in Durban and Johannesburg
Medium A correctional centres, in 2004 and 2005 respectively. The system is subject to continuous evaluation, after which the department will determine whether to roll it out to a number of identified facilities. Inmate tracking is intended to provide correctional facilities with accurate

                                                  Vote 20: Correctional Services

information about the exact location of each inmate at any specific time, and to reduce delays in court proceedings because of the absence or mistaken identity of the accused inmate.

A project to roll out bio-metric access and movement control measures was begun during 2005/06. The project is being implemented at maximum security centres, all large management areas and centres of excellence. It aims to detect the smuggling of dangerous weapons and drugs and other illegal activities, and to control the movement of inmates, staff and members of the public within designated areas of correctional centres. A minimum security standards policy has been approved, and the department has undertaken to vet all its officials, with the help of the National Intelligence Agency, starting in 2005/06.

The Constitution, Bill of Rights and section 8(5) of the Correctional Services
Act (1998) all enshrine the right of detainees to adequate nutrition. Three balanced meals should be served to inmates at intervals stipulated in the act.
The department aims to do this with its own infrastructure and personnel capacity without detracting from its core services. As an interim measure, seven management areas contracted out the provision of nutritional services to a private company during 2004/05. This arrangement will remain in place over the short term.

The department continued to implement its HIV and Aids policy to prevent the spread of the disease and provide care and support for affected personnel and offenders. They are encouraged to undergo voluntary counselling and testing to determine their HIV status. It is expected that the outcome of an HIV prevalence survey will be made available during 2006/07, and this will inform future policy.

Overcrowding

Overcrowding continues to seriously hamper efforts at rehabilitation. To tackle this, in 2005/06, the department started a programme for remission of sentences
(early freeing of prisoners) for categories of offenders who met the set risk profile criteria. This interim measure resulted in the sentenced population being reduced by 31 865. By December 2005, 112 019 sentenced offenders were incarcerated in a system geared for 114 000. In addition to this, the average awaiting trial detainee (ATD) population decreased from 49 789 in August 2004 to
44 259 in December 2005, because the integrated justice sector development committee made the management of ATDs an ongoing priority through the integrated case flow management project.

Although funding has been obtained for building and staffing four new correctional centres, which will be completed in 2008/09 and provide an additional 12 000 offender places, the continued influx of inmates into the department's facilities is a serious problem. This applies particularly to the
45 000 ATDs, of whom approximately 33 000 have been denied bail, while another
12 000 have been granted bail that they cannot afford. Coupled with the growth in long-term sentences pronounced by the courts, this exerts pressure on resources and negatively impacts on the department's new strategic direction. To address the problem, the department has developed a national framework to tackle overcrowding in relation to both ATDs and sentenced offenders, and a model to more accurately predict the size of the offender population is also being investigated.

The Minister of Correctional Services appointed 52 correctional supervision and parole boards nationally. The boards are staffed by officials from the department, members from the community (serving as chairpersons) and officials co-opted from the South African Police Service and the Department of Justice and
Constitutional Development. As part of the department's remission of sentences programme in 2005/06, 33 972 offenders were released from community corrections, and approximately 10 000 inmates were moved to community corrections.

                                                                             441

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 20.1 CORRECTIONAL SERVICES

-----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                         ADJUSTED        REVISED
                                AUDITED OUTCOME              APPROPRIATION       ESTIMATE       MEDIUM-TERM EXPENDITURE ESTIMATE
                      -------------------------------------------------------------------------------------------------------------
R thousand              2002/03       2003/04      2004/05               2005/06                2006/07       2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

1.  Administration    2 229 083     2 309 227    2 837 099       2 554 463      2 504 463     2 761 033     3 095 911    3 312 756
2.  Security          2 433 271     2 659 801    2 706 205       3 311 437      3 241 437     3 336 036     3 624 100    3 596 772
3.  Corrections         412 278       437 253      481 083         642 906        642 906       853 538     1 112 767    1 316 524
4.  Care                675 157       751 708      725 899         939 368        939 368     1 214 535     1 322 242    1 473 533
5.  Development         252 147       269 022      266 008         360 045        360 045       395 366       429 415      454 012
6.  Social              273 631       291 174      288 079         313 336        313 336       342 008       368 652      366 816
    Reintegration
7.  Facilities        1 229 886     1 131 529    1 524 419       1 767 332      1 767 332     1 728 196     1 814 402    1 930 773
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                 7 505 453     7 849 714    8 828 792       9 888 887      9 768 887    10 630 712    11 767 489   12 451 186
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                     654 802        534 802      670 224        793 146      873 254
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS      6 499 207     6 974 839    7 573 758       8 438 531      8 388 531     9 234 476    10 302 292   10 903 418
                      -------------------------------------------------------------------------------------------------------------
Compensation of       4 714 767     5 013 476    5 135 988       5 862 575      5 862 575     6 395 267     7 027 985    7 379 196
employees
Goods and services    1 779 842     1 958 254    2 159 413       2 575 911      2 525 911     2 839 161     3 274 257    3 524 169
of which:
Communication            66 606        67 839       72 125          91 329         91 329       103 995       110 195      117 706
Computer Services        32 213        32 634       67 553          59 718         59 718        67 904        91 299      145 864
Consultants,             32 513        40 227      113 368         134 377        134 377       143 094       170 249      178 762
contractors and
special services
Inventory               516 555       606 355      686 225         765 989        715 989       855 467     1 094 578    1 135 043
Maintenance repair        4 556         3 602       16 683          40 423         40 423        42 444        44 566       46 794
and running cost
Operating leases        676 527       758 631      840 850         918 398        918 398     1 041 642     1 145 135    1 224 832
Travel and              169 158       179 078      121 229         203 064        203 064       229 716       242 202      255 312
subsistence
Medical service          54 622        67 393       64 406          71 143         71 143        76 700        80 535       84 562
Protective clothing     121 366       123 830       60 314          60 603         60 603        50 691        53 226       55 887
and Uniforms
Other                   105 726        78 665      116 660         230 867        230 867       227 508       242 272      279 407
Interest and rent on         96            22           50              45             45            48            50           53
land
Financial transactions    4 502         3 087      278 307              --             --            --            --           --
in assets and
liabilities
                      -------------------------------------------------------------------------------------------------------------
TRANSFERS AND            28 382        30 632       46 804          39 205         39 205        32 348        30 364       31 268
SUBSIDIES
                      -------------------------------------------------------------------------------------------------------------
Provinces and            13 398        14 175       16 245          18 290         18 290         9 435         5 262        4 601
municipalities
Departmental              2 427         2 515        2 329           2 890          2 890         3 199         3 908        4 284
agencies and
accounts
Public corporations          --            --        2 464              --             --            --            --           --
and private
enterprises
Households               12 557        13 942       25 766          18 025         18 025        19 714        21 194       22 383
                      -------------------------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL    977 864       844 243    1 208 230       1 411 151      1 341 151     1 363 888     1 434 833    1 516 500
ASSETS
                      -------------------------------------------------------------------------------------------------------------
Buildings and other     869 674       714 564    1 074 264       1 205 668      1 205 668     1 228 965     1 282 779    1 360 636
fixed structures
Machinery and           108 190       129 679      133 966         205 483        135 483       134 923       152 054      155 864
equipment
                      -------------------------------------------------------------------------------------------------------------
of which: Capitalised    13 985        17 946       22 980              --             --        17 543        18 648       19 768
compensation

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                 7 505 453     7 849 714    8 828 792       9 888 887      9 768 887    10 630 712    11 767 489   12 451 186
-----------------------------------------------------------------------------------------------------------------------------------

                                                  Vote 20: Correctional Services

Expenditure trends

Expenditure is expected to grow from R7,5 billion in 2002/03 to R12,5 billion in
2008/09, an average annual growth rate of 8,8 per cent. The growth over the last two years includes the additional allocations for ICT (R40 million in 2007/08 and R70 million in 2008/09) to ensure that developments in information-driven decision-making in the department can be linked to those in the justice, crime prevention and security cluster and the social sector cluster departments, so that governance is more integrated. Additional allocations from funds devolved from the Department of Public Works for accommodation costs also contribute to
2006 medium-term growth.

However, growth over the medium term largely reflects an increase in compensation of employees for appointing more officials for the full implementation of the seven-day establishment, which started in June 2005 and runs to March 2008. At least 3 057 officials were appointed during 2005/06. A further 2 627 appointments are planned for 2006/07 and again for 2007/08. These appointments are funded from savings on the department's medical aid scheme
(Medcor), realised through the employee contribution to the scheme and the phasing out of overtime for weekend duty.

Additional funding for 2007/08 in the 2006 Budget will be used for recruiting 2
600 officials for the four new correctional centres.

Between 2005/06 and 2008/09, the 11 per cent growth in goods and services can be ascribed to implementing the white paper and legislative requirements like correctional supervision and parole boards, case management committees and correctional intervention and assessment teams. In line with the focus on rehabilitation, the Corrections and Development programmes receive most of this growth.

During 2005/06, special remissions of sentences resulted in a decrease in the daily average sentenced inmate population, bringing the total number close to the department's official accommodation level. Funds that were freed as a result of the special remissions were redirected to the Care programme, mainly for ensuring the provision of three nutritious meals per day.

DEPARTMENTAL RECEIPTS

The department estimates that it will receive revenue of about R79,8 million during 2006/07, mostly generated through the sale of products produced in correctional centre workshops, hiring out offenders' labour and letting official personnel accommodation. Part of the income generated by offenders' labour is paid to offenders as a gratuity.

TABLE 20.2 DEPARTMENTAL RECEIPTS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION       MEDIUM-TERM RECEIPTS ESTIMATE
                                       --------------------------------------------------------------------------------------------
R thousand                                2002/03       2003/04      2004/05         2005/06     2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                      83 438        81 355       72 776          75 299      79 817       84 037       88 239
                                       --------------------------------------------------------------------------------------------
Sales of goods and services                55 523        57 189       34 702          33 434      35 440       37 319       39 185
produced by department
Sales of scrap, waste and other used        1 083           887          785           1 920       2 035        2 143        2 250
current goods
Transfers received                             80           269           --              --          --           --           --
Fines, penalties and forfeits              11 810        12 896       13 028          16 339      17 319       18 236       19 148
Financial transactions in assets and       14 942        10 114       24 261          23 606      25 023       26 339       27 656
liabilities
                                       --------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      83 438        81 355       72 776          75 299      79 817       84 037       88 239
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             443

2006 Estimates of National Expenditure

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 20.3 ADMINISTRATION

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                        ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       --------------------------------------------------------------------------------------------
R thousand                                2002/03       2003/04      2004/05         2005/06     2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Minister(1)                                   670           749          793             837         887          934          981
Deputy Minister(2)                             --           324          784             680         721          759          797
Management                                185 952       208 061      491 761         220 336     292 600      315 204      335 653
Corporate Services                      1 066 822     1 029 506      961 844         913 205     796 031      862 456      903 563
Finance                                   413 928       468 670      621 550         625 980     741 636      852 210      902 213
Central Services                          124 733       139 313      233 112         228 758     258 934      311 202      366 295
Property Management                       436 978       462 604      527 255         564 667     670 224      753 146      803 254
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   2 229 083     2 309 227    2 837 099       2 554 463   2 761 033    3 095 911    3 312 756
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                        49 715     121 410      275 344      337 058
-----------------------------------------------------------------------------------------------------------------------------------

1     Payable as from 1 April 2005. Salary:

2     Payable as from 1 April 2005. Salary:

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS                        2 168 380     2 241 389    2 715 070       2 447 139   2 664 780    2 990 546    3 200 586
                                       --------------------------------------------------------------------------------------------
Compensation of employees               1 355 453     1 374 655    1 332 849       1 269 483   1 284 015    1 415 477    1 491 472
Goods and services                        808 329       863 625    1 103 864       1 177 611   1 380 717    1 575 019    1 709 061
of which:
Communication                              34 478        33 753       45 967          47 980      55 479       58 253       61 166
Computer Services                          32 213        32 634       67 553          59 718      67 904       91 299      145 864
Consultants, contractors and special       31 550        37 783       53 223          36 439      38 261       60 174       63 183
services
Inventory                                     681        35 600      198 641         153 728     205 147      244 693      241 991
Maintenance repair and running cost         4 556         3 602       16 683          40 423      42 444       44 566       46 794
Operating leases                          436 978       462 604      527 255         564 667     670 224      753 146      803 254
Travel and subsistence                    107 795       122 816       75 525         119 002     141 452      148 525      155 951
Medical services                           10 250        12 330       10 075           7 137       7 494        7 869        8 262
Protective clothing and Uniforms           63 939        66 184       44 184          45 448      47 720       50 106       52 611
Other                                      85 889        56 319       64 758         103 069     104 592      116 388      129 985
Interest and rent on land                      96            22           50              45          48           50           53
Financial transactions in assets and        4 502         3 087      278 307              --          --           --           --
liabilities
                                       --------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                     5 137         5 329       10 863           9 092       8 837        9 170        8 885
                                       --------------------------------------------------------------------------------------------
Provinces and municipalities                2 671         2 814        4 199           6 202       5 638        5 262        4 601
Departmental agencies and accounts          2 427         2 515        2 329           2 890       3 199        3 908        4 284
Public corporations and private                --            --        2 464              --          --           --           --
enterprises
Households                                     39            --        1 871              --          --           --           --
PAYMENTS FOR CAPITAL ASSETS                55 566        62 509      111 166          98 232      87 416       96 195      103 285
                                       --------------------------------------------------------------------------------------------
Machinery and equipment                    55 566        62 509      111 166          98 232      87 416       96 195      103 285
                                       --------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   2 229 083     2 309 227    2 837 099       2 554 463   2 761 033    3 095 911    3 312 756
-----------------------------------------------------------------------------------------------------------------------------------

                                                  Vote 20: Correctional Services

TABLE 20.3 ADMINISTRATION (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                       --------------------------------------------------------------------------------------------
R thousand                                2002/03       2003/04      2004/05         2005/06     2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
DEPARTMENTAL AGENCIES AND
ACCOUNTS
CURRENT                                     2 427         2 515        2 329           2 890       3 199        3 908        4 284
                                       --------------------------------------------------------------------------------------------
Safety and Security Service                 2 427         2 515        2 329           2 890       3 199        3 908        4 284
Education and Training Authority
                                       --------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Main cost drivers in this programme include the purchase of ICT, human resource development, and vehicle procurement. Inventory includes bulk purchases of personal items, food and stationery for inmates. The decrease in the provision for inventory in 2005/06 was because a large share of nutrition services is now being provided by an external service provider.

Expenditure increased by an average annual 4,6 per cent, from R2,2 billion in
2002/03 to R2,6 billion in 2005/06, and is expected to increase to R3,3 billion in 2008/09. The slow increase over the first period is due to the conversion to a full two-third contribution to Medcor per active member in 2005/06, with the surplus being distributed across all programmes.

The higher growth over the new medium term includes additional allocations for
ICT for 2007/08 and 2008/09.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Correctional Services received the following amounts: R670,2 million in 2006/07,
R753,1 million in 2007/08 and R803,3 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

The Finance subprogramme also increases notably over the medium-term expenditure framework (MTEF) period, because of increased provisions for stores, vehicles and logistics related to the planned increases in personnel.

PROGRAMME 2: SECURITY

The Security programme funds services aimed at ensuring the provision of safe and healthy conditions for all persons incarcerated, that are consistent with human dignity, while providing protection for personnel and security for the public.

EXPENDITURE ESTIMATES

TABLE 20.4 SECURITY

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                        ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       --------------------------------------------------------------------------------------------
R thousand                                2002/03       2003/04      2004/05         2005/06     2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Security                                2 433 271     2 659 801    2 706 205       3 311 437   3 336 036    3 624 100    3 596 772
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   2 433 271     2 659 801    2 706 205       3 311 437   3 336 036    3 624 100    3 596 772
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      (201 682)   (548 405)    (618 933)    (879 628)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             445

2006 Estimates of National Expenditure

TABLE 20.4 SECURITY (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       --------------------------------------------------------------------------------------------
R thousand                                2002/03       2003/04      2004/05         2005/06     2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                        2 419 200     2 646 220    2 691 664       3 297 903   3 328 400    3 616 837    3 589 064
                                       --------------------------------------------------------------------------------------------
Compensation of employees               2 370 410     2 597 270    2 645 536       3 192 530   3 247 709    3 532 122    3 500 080
Goods and services                         48 790        48 950       46 128         105 373      80 691       84 715       88 984
of which:
Communication                               6 851         7 443        5 115           7 085       7 439        7 811        8 202
Consultants, contractors and special          253           422           61             169         177          186          195
services
Inventory                                   4 683         6 991       13 759          32 388      34 007       35 707       37 492
Travel and subsistence                     27 747        23 806       19 675          28 225      29 636       31 118       32 674
Protective clothing and Uniforms            8 791        10 041        1 668           1 618       1 699        1 784        1 873
Other                                         462           240        5 838          35 860       7 704        8 079        8 516
                                       --------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                     6 856         7 467       13 074           8 172       2 356           --           --
                                       --------------------------------------------------------------------------------------------
Provinces and municipalities                6 852         7 467        7 742           8 172       2 356           --           --
Households                                      4            --        5 332              --          --           --           --
                                       --------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                 7 215         6 114        1 467           5 362       5 280        7 263        7 708
                                       --------------------------------------------------------------------------------------------
Machinery and equipment                     7 215         6 114        1 467           5 362       5 280        7 263        7 708
                                       --------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   2 433 271     2 659 801    2 706 205       3 311 437   3 336 036    3 624 100    3 596 772
-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased from R2,4 billion in 2002/03 to R3,3 billion in 2005/06, and is expected to stabilise at around R3,6 billion in 2008/09. This reflects an average annual increase of only 2,8 per cent over the MTEF.

The decrease of 0,8 per cent in 2008/09 is a result of the final implementation of the seven-day working week. From 2008/09 onwards, only an additional half day will be paid for as overtime for Sunday work.

In the 2006 Budget, R255 million was allocated to appoint additional personnel to help with the transition to a seven-day working week (from 2005/06 to
2007/08). This funding, together with overtime savings, has been allocated across other programmes. The activities remaining under this programme are labour-intensive, and expenditure on compensation of employees accounts for approximately 97,4 per cent of the programme's budget over the 2006 medium term.

SERVICE DELIVERY OBJECTIVES AND INDICATORS RECENT OUTPUTS

Reducing the number of escapes

Decreasing escapes is a key strategic priority for the department, and it set a target of fewer than 176 escapes for 2004/05. The overall achievement was a 12,3 per cent decrease, from 195 escapes in 2003/04 to 171 escapes in 2004/05. A target of a 10 per cent decrease compared to 2004/05 was set for 2005/06, that is fewer than 154 inmate escapes.

Reducing the number of unnatural deaths and violent incidents

The number of violent unnatural deaths among inmates showed an increase from 45 in 2003/04 to 75 in 2004/05. This is 27 more than the set target of 48. There were 2 320 assaults on both staff and offenders within correctional centres in
2004/05, against the intended target of 2 261.

                                                  Vote 20: Correctional Services

SELECTED MEDIUM-TERM OUTPUT TARGETS

SECURITY

MEASURABLE OBJECTIVE: Prevent persons incarcerated from participating in criminal activities and escaping, by providing an environment that ensures the safety of all persons entrusted to the department's care as well as the safety of the public.

------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME          OUTPUT                          MEASURE/INDICATOR                         TARGET
------------------------------------------------------------------------------------------------------------------------------

Security              Safe and secure correctional    Number of inmate escapes                  Fewer than 171 escapees
                      environment                     Number of assaults on inmates and staff   Fewer than 1 729 assaults
                                                      in correctional centres
                                                      Number of unnatural inmate deaths         Fewer than 41 deaths
------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: CORRECTIONS

The Corrections programme, through its only subprogramme, Personal Corrections, provides services aimed at assessing the security risk and criminal profile of offenders based on their social background and the consequent development of correctional sentence plans, targeting all the elements involved in the offending behaviour.

EXPENDITURE ESTIMATES

TABLE 20.5 CORRECTIONS

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                        ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       --------------------------------------------------------------------------------------------
R thousand                                2002/03       2003/04      2004/05         2005/06     2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Personal Corrections                      412 278       437 253      481 083         642 906     853 538    1 112 767    1 316 524
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     412 278       437 253      481 083         642 906     853 538    1 112 767    1 316 524
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                       144 324     273 931      296 983      455 872
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          396 650       401 721      461 985         622 781     834 255    1 092 684    1 295 373
                                       --------------------------------------------------------------------------------------------
Compensation of employees                 375 830       378 455      434 396         574 722     780 291      867 448    1 055 557
Goods and services                         20 820        23 266       27 589          48 059      53 964      225 236      239 816
of which:
Communication                              10 456        11 994        9 048          12 037      14 639       16 371       19 190
Consultants, contractors and special           12            18           30              49          51           54           57
services
Inventory                                   2 576         3 828        3 818          13 570      15 249      181 011      190 062
Travel and subsistence                      4 659         5 012        3 372          12 249      12 861       14 504       16 229
Medical services                                1             1           12               1           1            1            1
Protective clothing and Uniforms              825         2 274          305             314         330          347          364
Other                                       2 291           139       11 004           9 839      10 833       12 948       13 913
                                       --------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    13 470        15 432       18 350          17 992      17 140       17 819       18 838
                                       --------------------------------------------------------------------------------------------
Provinces and municipalities                1 523         1 490        1 641           1 411         640           --           --
Households                                 11 947        13 942       16 709          16 581      16 500       17 819       18 838
                                       --------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                 2 158        20 100          748           2 133       2 143        2 264        2 313
                                       --------------------------------------------------------------------------------------------
Machinery and equipment                     2 158        20 100          748           2 133       2 143        2 264        2 313
                                       --------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     412 278       437 253      481 083         642 906     853 538    1 112 767    1 316 524
-----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
-----------------------------------------------------------------------------------------------------------------------------------
HOUSEHOLDS
CURRENT                                    11 947        13 942       14 765          16 581      16 500       17 819       18 838
                                       --------------------------------------------------------------------------------------------
Cash payment gratuity earnings             11 947        13 942       14 765          16 581      16 500       17 819       18 838
                                       --------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

                                                                             447

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure is expected to increase from R412,3 million in 2002/03 to R642,9 million in 2005/06, and then further to an expected R1,3 billion in 2008/09.
This is an average annual increase of 16 per cent to 2005/06 and thereafter 27 per cent annually over the MTEF. The rapid growth in this programme is due to amounts received during the 2006 Budget, namely R80 million for 2006/07 and R310 million for 2007/08, for implementing the white paper. Another reason for the growth is the placement of managerial personnel, previously under the Security programme, within this programme, in line with the white paper mandate of focusing on correcting offending behaviour rather than the previous custodial approach. This is reflected in the growth of compensation of employees and goods and services, particularly inventories.

SERVICE DELIVERY OBJECTIVES AND INDICATORS RECENT OUTPUTS

Assessing and profiling sentenced offenders

Following research, assessment tools and a profiling framework for offenders were developed during 2004/05. The target of developing the tools was met.
However, no assessment or profiling of offenders took place during 2004/05, although a target of 5 per cent relative to the total offender population had been set. The department intends to assess and profile all new admissions and existing offenders in all correctional centres by the end of 2006/07.

Correctional supervision and parole boards

Delegated officials and the correctional supervision and parole boards reviewed parole applications and awarded parole to 33 per cent of offenders reviewed during 2004/05, against a target of 55 per cent.

Provision of work opportunities

During the past two years, the department provided more work opportunities for offenders. In 2004/05, the target of 25 000 work opportunities was exceeded, with an average of 65 239 work opportunities per day. This is significant compared to the average of 36 698 work opportunities per day in 2003/04. In
2004/05, the target of 200 outside work opportunities was also exceeded, with an average of 5 304 work opportunities per day.

SELECTED MEDIUM-TERM OUTPUT TARGETS

CORRECTIONS

MEASURABLE OBJECTIVE: Address the specific rehabilitation needs of persons who have been sentenced to correctional supervision or sentenced to incarceration in a correctional centre or paroled, through regular assessment and providing needs-based correctional programmes that contribute to a reduction in the recidivism rate.

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME   OUTPUT                    MEASURE/INDICATOR                                     TARGET
----------------------------------------------------------------------------------------------------------------------------------

Personal       Risk assessment and       Percentage of risk assessed and profiled offenders    23% of offenders
Corrections    profiling of offenders    relative to the total offender population

               Paroled offenders         Percentage of reviewed offenders awarded parole       50% of offenders

               Reduction in recidivism   Recidivism rate                                       To be benchmarked in 2006/07

               Work opportunities for    Daily average number of work opportunities provided   More than 30 000 work opportunities
               sentenced inmates*        by the department for sentenced inmates

                                         Daily average number of work opportunities provided   More than 5 300 work opportunities
                                         by outside organisations for sentenced inmates
----------------------------------------------------------------------------------------------------------------------------------

*   This output used to be under the Development programme, but has been shifted, although the Development programme provides some of the work environments, Correction s administers work opportunity scheduling and is responsible for paying gratuities to offenders.

                                                  Vote 20: Correctional Services

PROGRAMME 4: CARE

The Care programme, through its single subprogramme, Personal Well-being, provides needs-based services aimed at maintaining the well-being of persons incarcerated by facilitating: physical fitness; nutrition; social links with families and society; spiritual, moral and psychological well-being; and
healthcare.

EXPENDITURE ESTIMATES

TABLE 20.6 CARE

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                        ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       --------------------------------------------------------------------------------------------
R thousand                                2002/03       2003/04      2004/05         2005/06     2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Personal Well-being                       675 157       751 708      725 899         939 368   1 214 535    1 322 242    1 473 533
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     675 157       751 708      725 899         939 368   1 214 535    1 322 242    1 473 533
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                         6 544     193 172      171 500      259 500
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          663 994       741 114      722 457         923 385   1 196 817    1 308 999    1 465 731
                                       --------------------------------------------------------------------------------------------
Compensation of employees                 171 250       188 127      211 437         258 988     480 728      566 377      670 420
Goods and services                        492 744       552 987      511 020         664 397     716 089      742 622      795 311
of which:
Communication                               3 576         3 137        2 249          11 634      13 216       13 877       14 571
Consultants, contractors and special           20             2       58 363          95 529     102 305      107 420      112 791
services
Inventory                                 389 841       442 876      367 597         425 280     451 544      474 121      497 827
Travel and subsistence                      5 697         5 188        5 457          13 391      14 061       14 764       15 502
Medical services                           43 849        55 037       54 285          63 976      69 175       72 634       76 266
Protective clothing and Uniforms           45 544        42 496       13 476          12 327          --           --           --
                                       --------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                       716           758        1 063             726         398           --           --
Provinces and municipalities                  716           758          837             726         398           --           --
Households                                     --            --          226              --          --           --           --
                                       --------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                10 447         9 836        2 379          15 257      17 320       13 243        7 802
                                       --------------------------------------------------------------------------------------------
Machinery and equipment                    10 447         9 836        2 379          15 257      17 320       13 243        7 802
                                       --------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     675 157       751 708      725 899         939 368   1 214 535    1 322 242    1 473 533
-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure grew rapidly from R675,2 million in 2002/03 to R939,4 million in
2005/06, an average annual increase of 11,6 per cent. It is expected to continue to increase at a higher rate of 16,2 per cent, rising to R1,5 billion in
2008/09.

The increase over the first period is for goods and services, in line with the department's decision to introduce meals three times a day for inmates. Over the medium term, the increase in spending is largely because of a shift in the provision for compensation of employees, with a particular focus on the scarce professional skills required.

In addition to the allocation under the vote, the department has also received donor funding of US$600 000 from the United States president's emergency plan for Aids relief.

                                                                             449

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS RECENT OUTPUTS

Healthcare services

In 2004/05, the department met its target of providing a 24-hour healthcare service to all offenders and each correctional centre having a primary healthcare clinic or an in-patient facility. The department plans to improve these services by upgrading healthcare facilities in correctional centres and appointing medical practitioners, pharmacists and nursing personnel.

HIV and Aids

During 2004/05, 43 440 offenders were trained as HIV and Aids peer educators against the set target of 41 000. For 2005/06, this target was reviewed and set at 420 offenders trained as master trainers, responsible for further peer training, and a further 1 160 correctional officials trained in correctional centre base care, voluntary counselling and testing, and comprehensive management of HIV and Aids.

Spiritual, psychological and social work services

During 2004/05, 138 697 social work sessions were held, which far exceeds the target of 60 000. Furthermore, 10 292 offenders were seen by psychologists, which also exceeds the target of 8 500. 161 618 spiritual care sessions took place, slightly exceeding the target of 160 000.

Nutritious meals

During 2004/05, a target of 100 per cent was set for providing inmates with nutritious meals three times per day. This targets was met and has been maintained.

SELECTED MEDIUM-TERM OUTPUT TARGETS

CARE

MEASURABLE OBJECTIVE: Ensure the personal well-being of incarcerated persons by providing various needs-based services, aligned with internationally accepted conventions.

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME           OUTPUT                        MEASURE/INDICATOR                             TARGET
-------------------------------------------------------------------------------------------------------------------------------

Personal Well-being    Well-being of incarcerated    Number of correctional health care centres    To be benchmarked in 2006/07
                       persons                       upgraded to a comprehensive 24-hour
                                                     service

                                                     Number of offenders and staff trained as      125 offenders

                                                     master trainers and peer educators in HIV     320 personnel
                                                     and Aids

                                                     Number of social work sessions                More than 138 700 sessions

                                                     Number of offenders receiving                 More than 9 000 offenders
                                                     psychological services

                                                     Number of spiritual care sessions             More than 162 500 sessions
-------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: DEVELOPMENT

Through its single subprogramme, Personal Development of Offenders, the
Development programme provides services aimed at developing competencies by providing opportunities for skills and social development. Services include technical training, recreation, sports, education and improving the employability of offenders. This will enable them to reintegrate into communities more easily and be productive citizens.

                                                  Vote 20: Correctional Services

EXPENDITURE ESTIMATES

TABLE 20.7 DEVELOPMENT

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                        ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                       --------------------------------------------------------------------------------------------
R thousand                                2002/03       2003/04      2004/05         2005/06     2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Personal Development of Offenders         252 147       269 022      266 008         360 045     395 366      429 415      454 012
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     252 147       269 022      266 008         360 045     395 366      429 415      454 012
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION                                                              (38 836)    (22 433)     (18 698)     (18 747)
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          223 660       241 607      249 713         341 763     376 822      400 870      424 093
                                       --------------------------------------------------------------------------------------------
Compensation of employees                 119 679       132 405      158 668         200 241     227 698      242 240      256 781
Goods and services                        103 981       109 202       91 045         141 522     149 124      158 630      167 312
of which:
Communication                               2 188         1 466        2 078           3 099       3 254        3 417        3 588
Consultants, contractors and special          332         1 964        1 095           1 927       2 023        2 124        2 230
services
Inventory                                  88 510        84 546       69 850          99 769     106 203      113 563      119 914
Travel and subsistence                      4 402         5 638        4 535          13 205      13 865       14 558       15 286
Medical services                              519            --            9               1           1            1            1
Protective clothing and Uniforms            1 524         1 947          388             632         664          697          732
Other                                       6 506        13 641       13 090          22 889      23 114       24 270       25 561
                                       --------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                       469           504          620             635         104           --           --
                                       --------------------------------------------------------------------------------------------
Provinces and municipalities                  469           504          620             635         104           --           --
                                       --------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                28 018        26 911       15 675          17 647      18 440       28 545       29 919
                                       --------------------------------------------------------------------------------------------
Machinery and equipment                    28 018        26 911       15 675          17 647      18 440       28 545       29 919
                                       --------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     252 147       269 022      266 008         360 045     395 366      429 415      454 012
-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure has grown rapidly, rising from R252,1 million in 2002/03 to R360 million in 2005/06, an average annual increase of 8 per cent. It is expected to continue to increase, but at a much slower average annual rate of 6,4 per cent, over the MTEF, rising to R454 million by 2008/09. The initial rapid increase reflects the department's decision to put the rehabilitation of offenders at the centre of its activities, starting by improving existing offender development activities, including education and training, sports, recreation, and arts and culture.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Programme participation

In 2004/05, 20 600 offenders participated in education programmes. The target of
25 500 was not met due to a shortage of educational personnel. A total of 15 004 offenders participated in skills development training programmes in 2004/05 against the set target of 17 700. There is currently more emphasis on skills development training to equip offenders with practical skills to make them more employable.

                                                                             451

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

DEVELOPMENT

MEASURABLE OBJECTIVE: Provide needs-based educational, skills and other development-related programmes, to facilitate the reintegration of offenders into communities and to develop employable and productive citizens.

--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME               OUTPUT                         MEASURE/INDICATOR                          TARGET
--------------------------------------------------------------------------------------------------------------------------------

Personal Development of    Needs-based programmes for     Number of offenders participating in:
Offenders                  offenders                      formal education programmes                More than 25 500 offenders

                                                          Skills development programmes              More than 15 700 offenders

                                                          Sport, recreation, and arts and culture    More than 81 680 offenders
                                                          programmes
--------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: SOCIAL REINTEGRATION

Through its single subprogramme, Community Liaison, the Social Reintegration programme provides for all services which prepare offenders for completing their sentences, to facilitate their social acceptance and effective reintegration into their communities. (This programme was previously called After-Care but a more descriptive name change was necessary.)

EXPENDITURE ESTIMATES

TABLE 20.8 SOCIAL RE-INTEGRATION

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                        ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       --------------------------------------------------------------------------------------------
R thousand                                2002/03       2003/04      2004/05         2005/06     2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Community Liaison                         273 631       291 174      288 079         313 336     342 008      368 652      366 816
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     273 631       291 174      288 079         313 336     342 008      368 652      366 816
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                       (28 357)    (17 575)     (17 318)     (40 382)
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          270 870       289 686      285 672         309 854     336 733      363 359      361 257
                                       --------------------------------------------------------------------------------------------
Compensation of employees                 244 955       264 637      263 266         280 256     302 442      327 354      323 304
Goods and services                         25 915        25 049       22 406          29 598      34 291       36 005       37 953
of which:
Communication                               7 801         8 674        6 678           7 529       7 905        8 300        8 715
Inventory                                   1 060         1 099        1 484           2 796       2 936        3 083        3 237
Travel and subsistence                     15 870        14 227       10 579          13 944      14 641       15 373       16 142
Medical services                               --             6            7              --          --           --           --
Protective clothing and Uniforms              494           503          169              50          53           56           59
Other                                         690           540        3 489           5 279       8 756        9 193        9 800
                                       --------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                     1 376           842        2 345           2 224       3 449        3 375        3 545
                                       --------------------------------------------------------------------------------------------
Provinces and municipalities                  809           842          864             780         235           --           --
Households                                    567            --        1 481           1 444       3 214        3 375        3 545
                                       --------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                 1 385           646           62           1 258       1 826        1 918        2 014
                                       --------------------------------------------------------------------------------------------
Machinery and equipment                     1 385           646           62           1 258       1 826        1 918        2 014
                                       --------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     273 631       291 174      288 079         313 336     342 008      368 652      366 816
-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increases steadily, rising from R273,6 million in 2002/03 to R366,8 million in 2008/09, an average annual increase of 5 per cent. The slow growth in spending between 2002/03 and 2005/06 (an average annual 4,6 per cent) is the result of the department's special remissions programme in 2005/06, which brought about a saving of R28,4 million relative to the 2005 Budget estimate.

                                                  Vote 20: Correctional Services

While the daily average probationer parolee population is projected to increase over the 2006 MTEF, the numbers remain consistently below what was provided for.
Funds that have been freed as a result have been re-prioritised for introducing three nutritious meals a day.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Ratio of probationers and parolees to supervision official

At 41, the target of 35 probationers and parolees per supervision official set for 2004/05 was not met. The aim is to fill the 1 116 vacancies for supervision officials over the medium term, which will reduce the ratio to 30 probationers and parolees per supervision official over the medium term.

Number of absconders

During 2004/05, the percentage of absconders traced was 64 per cent, against the target of 54 per cent. Once traced, absconders are either referred back to correctional facilities to serve the remainder of their sentences or to the courts to be considered for appropriate alternative sentences.

Reintegration programmes

The first real pre-release programme was during the special remission from June to August 2005, which targeted all those affected by early parole.

Financial assistance to needy offenders

During 2004/05, 40 000 needy offenders received material and financial assistance against the target of 28 000 for 2004/05.

SELECTED MEDIUM-TERM OUTPUT TARGETS

SOCIAL REINTEGRATION

MEASURABLE OBJECTIVE: Facilitate the social acceptance and effective reintegration of offenders, by providing services to help them to adhere to correctional and parole supervision conditions.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                                       MEASURE/INDICATOR                          TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Community Liaison  Supervision of probationers and              Number of probationers and parolees per    30 probationers and
                   parolees                                     supervisory officer                        parolees

                                                                Percentage of total absconders traced      More than 36% absconders

                   Reintegration programmes for released        Percentage of released persons attending   To be benchmarked
                   offenders                                    reintegration  programmes

                   Material and financial assistance to needy   Number of released offenders receiving     More than 40 000
                   offenders released from custody              material and financial assistance          offenders
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 7: FACILITIES

The Facilities programme ensures that physical infrastructure supports safe custody, humane conditions, the provision of corrective services, care, development and general administration by providing new facilities and public private partnership (PPP) facilities, and by maintaining and upgrading existing facilities and basic services.

The programme has three subprogrammes:

o     Public-Private Partnership Prisons funds the department's financial commitment to the suppliers of correctional services at the two PPP correctional centres.

o     Facilities Planning funds the provision of infrastructure for correctional and other facilities.

                                                                             453

2006 Estimates of National Expenditure

o     Building and Maintenance funds the maintenance and upgrading of correctional and other facilities and the provision of power supplies, water purification and sanitation services.

EXPENDITURE ESTIMATES

TABLE 20.9 FACILITIES

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                        ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       --------------------------------------------------------------------------------------------
R thousand                                2002/03       2003/04      2004/05         2005/06     2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Public-Private Partnership (PPP)          414 839       494 956      510 624         559 693     579 676      602 684      642 267
-----------------------------------------------------------------------------------------------------------------------------------
Prisons
Facilities Planning                       679 443       496 104      883 277       1 046 925   1 008 284    1 058 683    1 138 078
Building and Maintenance                  135 604       140 469      130 518         160 714     140 236      153 035      150 428
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   1 229 886     1 131 529    1 524 419       1 767 332   1 728 196    1 814 402    1 930 773
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                        62 529     (29 744)     (30 593)     (15 697)
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          356 453       413 102      447 197         495 706     496 669      528 997      567 314
                                       --------------------------------------------------------------------------------------------
Compensation of employees                  77 190        77 927       89 836          86 355      72 384       76 967       81 582
Goods and services                        279 263       335 175      357 361         409 351     424 285      452 030      485 732
of which:
Communication                               1 256         1 372          990           1 965       2 063        2 166        2 274
Consultants, contractors and special          346            38          596             264         277          291          306
services
Inventory                                  29 204        31 415       31 076          38 458      40 381       42 400       44 520
Operating leases                          239 549       296 027      313 595         353 731     371 418      391 989      421 578
Travel and subsistence                      2 988         2 391        2 086           3 048       3 200        3 360        3 528
Medical services                               --            12            6              --          --           --           --
Protective clothing and Uniforms              249           385          124             214         225          236          248
Other                                       5 671         3 535        8 888          11 671       6 721       11 588       13 278
                                       --------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                       358           300          489             364          64           --           --
                                       --------------------------------------------------------------------------------------------
Provinces and municipalities                  358           300          342             364          64           --           --
Households                                     --            --          147              --          --           --           --
                                       --------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS               873 075       718 127    1 076 733       1 271 262   1 231 463    1 285 405    1 363 459
                                       --------------------------------------------------------------------------------------------
Buildings and other fixed structures      869 674       714 564    1 074 264       1 205 668   1 228 965    1 282 779    1 360 636
Machinery and equipment                     3 401         3 563        2 469          65 594       2 498        2 626        2 823
                                       --------------------------------------------------------------------------------------------
of which: Capitalised compensation         13 985        17 946       22 980              --      17 543       18 648       19 768

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   1 229 886     1 131 529    1 524 419       1 767 332   1 728 196    1 814 402    1 930 773
-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure shows a rapid increase over the years, rising from R1,2 billion in
2002/03 to R1,9 billion in 2008/09, an average annual increase of 7,8 per cent.
This is largely due to spending on buildings and other fixed structures.

Expenditure on the PPP Prisons subprogramme increases from R414,8 million in
2002/03 to an expected R642,3 million in 2008/09, an average annual increase of
7,6 per cent, due to contracted costs for the operation and construction of these facilities.

Payments for capital assets increases from R873,1 million in 2002/03 to R1,3 billion in 2005/06, and to an expected R1,4 billion in 2008/09. The bulk of this funding will go towards building new generation correctional centres over the medium to long term.

                                                  Vote 20: Correctional Services

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Facilities planning

Four new correctional centres (Leeuwkop, Klerksdorp, Kimberley and Nigel) will provide 12 000 additional offender places, with the original target date for completion set for 2006/07. After the Department of Public Works tendering process, the cost per project had virtually doubled compared to initial projections. The department appointed independent quantity surveyors to investigate, resulting in the target delivery date being revised to 2008/09.

Building and maintenance

In 2004/05, 18 correctional centres were renovated against the target of 44, and
10 correctional centres were upgraded.

SELECTED MEDIUM-TERM OUTPUT TARGETS

FACILITIES

MEASURABLE OBJECTIVE: Support the department in its core functions of security, corrections, development and care by providing well-maintained facilities that comply with internationally accepted standards.

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                OUTPUT                     MEASURE/INDICATOR                       TARGET
-------------------------------------------------------------------------------------------------------------------------------

PPP Prisons                 Offender accommodation     Number of offender places               5 952 places in 2006/07

Facilities Planning         Offender accommodation     Number of additional offender places    12 000 additional places in
                                                                                               2008/09

Building and Maintenance    Properly maintained        Number of correctional facilities       At least 11 facilities in
                            infrastructure             being renovated                         2006/07

                            Upgrading of facilities    Number of additional offender places    At least 1 200 additional
                                                                                               places in 2006/07
-------------------------------------------------------------------------------------------------------------------------------

                                                                             455

2006 Estimates of National Expenditure

ANNEXURE

VOTE 20: CORRECTIONAL SERVICES

Table 20.A: Summary of expenditure trends  and estimates per programme and economic classification

Table 20.B: Summary of personnel numbers and compensation of employees

Table 20.C: Summary of expenditure on training

Table 20.D: Summery of official development assistance expenditure

Table 20.E: Summary of expenditure on infrastructure

Table 20.F: Summary of departmental public-private partnership projects

                                                  Vote 20: Correctional Services

TABLE 20.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                    APPROPRIATION           AUDITED                      APPROPRIATION            REVISED
                                          MAIN        ADJUSTED       OUTCOME         MAIN     ADDITIONAL    ADJUSTED      ESTIMATE
                                       --------------------------------------------------------------------------------------------
R thousand                                      2004/05              2004/05                    2005/06                    2005/06
-----------------------------------------------------------------------------------------------------------------------------------

1. Administration                       2 111 966     2 656 081    2 837 099       1 882 807     671 656    2 554 463    2 504 463
2. Security                             2 707 660     2 709 163    2 706 205       3 513 119    (201 682)   3 311 437    3 241 437
3. Corrections                            503 256       505 886      466 318         514 082     128 824      642 906      642 906
4. Care                                   765 685       776 854      725 899         932 824       6 544      939 368      939 368
5. Development                            378 342       382 635      280 773         344 757      15 288      360 045      360 045
6. Social Reintegration                   318 729       318 924      288 079         341 693     (28 357)     313 336      313 336
7. Facilities                           1 622 151     1 635 204    1 524 419       1 704 803      62 529    1 767 332    1 767 332
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   8 407 789     8 984 747    8 828 792       9 234 085     654 802    9 888 887    9 768 887
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        7 116 818     7 665 785    7 573 758       7 858 725     579 806    8 438 531    8 388 531
                                       --------------------------------------------------------------------------------------------
Compensation of employees               5 364 350     5 381 244    5 135 988       5 902 574     (39 999)   5 862 575    5 862 575
Goods and services                      1 752 425     2 284 498    2 159 413       1 956 106     619 805    2 575 911    2 525 911
Interest and rent on land                      43            43           50              45          --           45           45
Financial transactions in                      --            --      278 307              --          --           --           --
assets and liabilities
                                       --------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    35 659        42 330       46 804          38 124       1 081       39 205       39 205
                                       --------------------------------------------------------------------------------------------
Provinces and municipalities               16 677        18 416       16 206          17 845         445       18 290       18 290
Departmental agencies and                   2 726         2 726        2 329           2 890          --        2 890        2 890
accounts
Public corporations and private                --            --        2 503              --          --           --           --
enterprises
Households                                 16 256        21 188       25 766          17 389         636       18 025       18 025
                                       --------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS             1 255 312     1 276 632    1 208 230       1 337 236      73 915    1 411 151    1 341 151
                                       --------------------------------------------------------------------------------------------
Buildings and other fixed               1 143 723     1 165 045    1 074 264       1 205 700         (32)   1 205 668    1 205 668
structures
Machinery and equipment                   111 589       111 587      133 966         131 536      73 947      205 483      135 483
                                       --------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   8 407 789     8 984 747    8 828 792       9 234 085     654 802    9 888 887    9 768 887
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             457

2006 Estimates of National Expenditure

TABLE 20. B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATES
                                       --------------------------------------------------------------------------------------------
                                          2002/03       2003/04      2004/05         2005/06     2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT
  EMPLOYEES
Compensation (R thousand)               4 714 767     5 013 476    5 117 633       5 828 433   6 345 568    6 959 989    7 283 741
Unit cost (R thousand)                        138           149          151             161         154          162          160
Compensation as % of total                  100.0%        100.0%        99.6%           99.4%       99.2%        99.0%        98.7%
Personnel numbers                          34 207        33 666       33 834          36 311      41 251       42 931       45 546
(head count)
B. PART-TIME AND TEMPORARY CONTRACT
  EMPLOYEES
Compensation (R thousand)                      --            --       18 355          31 593      33 488       35 262       37 025
Unit cost (R thousand)                                                    10              18          19           20           21
Compensation as % of total                                               0.4%            0.5%        0.5%         0.5%         0.5%
Personnel numbers                              --            --        1 922           1 763       1 780        1 805        1 793
(head count)
C. INTERNS
Compensation of interns                        --            --           --           2 549      16 211       32 734       58 430
(R thousand)
Unit cost (R thousand)                                                                     5          31           33           34
Number of interns                              --            --           --             520         520        1 000        1 700
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)               4 714 767     5 013 476    5 135 988       5 862 575   6 395 267    7 027 985    7 379 196
UNIT COST (R THOUSAND)                        138           149          144             152         147          154          150
PERSONNEL NUMBERS                          34 207        33 666       35 756          38 594      43 551       45 736       49 039
(HEAD COUNT)
-----------------------------------------------------------------------------------------------------------------------------------
D. LEARNERSHIPS
Payments for learnerships                      --            --        5 345           6 252      15 318       16 625       16 957
(R thousand) (G&S)
Number of learnerships                         --            --        1 950           2 055       3 000        3 000        3 000
(head count)
-----------------------------------------------------------------------------------------------------------------------------------

TABLE 20.C SUMMARY OF EXPENDITURE ON TRAINING
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    ADJUSTED
                                                   AUDITED OUTCOME             APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATES
                                       --------------------------------------------------------------------------------------------
                                          2002/03       2003/04      2004/05         2005/06     2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)                   53 467        52 066       72 691         103 186     107 463      116 852      127 983
Number of employees trained                43 262        24 416       46 280          51 000      56 000       62 000       68 000
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)                       --            --        4 080           4 450       4 540        5 153        7 020
Number of employees                            --            --          247             270         438          624          780
(head count)
BURSARIES (NON EMPLOYEES)
Expenditure (R thousand)                       --            --          250             250       1 460        2 900        4 240
Number of individuals                          --            --           10              10          39           75          106
(head count)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      53 467        52 066       77 021         107 886     113 463      124 905      139 243
NUMBER OF EMPLOYEES                        43 262        24 416       46 537          51 280      56 477       62 699       68 886
-----------------------------------------------------------------------------------------------------------------------------------

                                                  Vote 20: Correctional Services

TABLE 20. D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

------------------------------------------------------------------------------------------------------------------------------------
DONOR                        PROJECT           CASH/                                 ADJUSTED
                                               KIND         AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                                     ------------------------------------------------------------------------------
R thousand                                            2002/03    2003/04  2004/05        2005/06     2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------------------------------

LOCAL
Ntsika                 Training Youth          Cash         7         --       --             --          --        --        --
                       Development Centre
Brand house            Brandhouse Adult        Cash        --         --       20             --          --        --        --
Beverages              Literacy Awards
Hygrophonic Farming-   Training of Offenders               --         --       --             39          --        --        --
Free State             in a new crop growing
Grade 4 Property       Executive                           --         --       --             15          --        --        --
Trust                  Management
                       Conference
Nicro                  Conference on           Cash        --         --       --            200          --        --        --
                       Overcrowding
FOREIGN
Rollins School of      Research on a Post-     Cash        80        108       --             --          --        --        --
Public Health          Apartheid Study of
                       Prison Health
Foundation for Human   Independent Prison      Cash        --        161       --             --          --        --        --
Rights                 Visitors
President's            Implementation of       Cash        --         --       --          3 200       7 000        --        --
emergency plan for     Hiv/Aids
Aids relief (PEPFAR)   programmes
Royal Danish           Conference on           Cash        --         --       --          1 100          --        --        --
Embassy                Overcrowding
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                      87        269       20          4 554       7 000        --        --
------------------------------------------------------------------------------------------------------------------------------------

TABLE 20.E SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

-----------------------------------------------------------------------------------------------------------------------------
DESCRIPTION             SERVICE DELIVERY OUTPUTS                             ADJUSTED
                                               AUDITED OUTCOME          APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                       --------------------------------------------------------------------------------------
R thousand                               2002/03   2003/04    2004/05         2005/06      2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------

Construction of new                           --        --         --              --       13 020      120 000      150 980
Head Office
Accommodation-
Pretoria
Construction of adult          3000           --        --         --          54 521           --      111 964      140 000
male medium security           inmates
prototype prison-
Sandton
New medium security            3000           --        --         --          54 521      180 336      100 000      140 000
prison-Kimberley               inmates
Construction of adult          3000           --        --         --          62 021           --       94 247      140 000
male medium security           inmates
prototype prison-
Klerksdorp
Construction of adult          3000           --        --         --          64 271      217 174      145 000      149 631
male medium security           inmates
prototype prison-Nigel
OTHER LARGE INFRASTRUCTURE PROJECTS
  (OVER R20 MILLION)
Upgrading of facilities                   64 642    34 357     23 683          23 786       61 337       81 582       68 975
in various correctional
centres
Construction of                              534       700        433              --       13 044       61 798      142 051
housing for members
Capital works in                          23 359        --     20 982          12 238       24 268      123 842      145 487
various centres
GROUPS OF SMALL PROJECTS OR PROGRAMMES
Upgrading of facilities                  212 454   225 049    650 290          48 778      113 213       81 272       34 198
in various centres
Construction of                               --        --         --           2 156       27 331        8 142        6 330
housing for members
Capital works in                              --        --         --          39 360       60 556       29 846        5 671
various centres
-----------------------------------------------------------------------------------------------------------------------------
Total                                    676 213   493 371    879 805         982 950    1 007 570    1 057 886    1 137 227
-----------------------------------------------------------------------------------------------------------------------------

                                                                             459

2006 Estimates of National Expenditure

TABLE 20.F SUMMARY OF DEPARTMENTAL PUBLIC-PRIVATE PARTNERSHIP PROJECTS

------------------------------------------------------------------------------------------------------------------------
                                                                          BUDGET
                                                           TOTAL     EXPENDITURE       MEDIUM-TERM EXPENDITURE ESTIMATE
                                                         COST OF   -----------------------------------------------------
R thousand                                               PROJECT         2005/06       2006/07     2007/08      2008/09
------------------------------------------------------------------------------------------------------------------------

PROJECTS SIGNED IN TERMS OF TREASURY REGULATION 16    28 938 792         559 388       579 626     602 652      642 235
                                                      ------------------------------------------------------------------
PPP unitary charge                                    28 621 926         557 733       577 628     600 524      639 980
Project monitoring cost                                  316 866           1 655         1 998       2 128        2 255
------------------------------------------------------------------------------------------------------------------------
TOTAL                                                 28 938 792         559 388       579 626     602 652      642 235
------------------------------------------------------------------------------------------------------------------------

                                                                         VOTE 21

DEFENCE

--------------------------------------------------------------------------------
                                       2006/07           2007/08      2008/09
R THOUSAND                       TO BE APPROPRIATED
--------------------------------------------------------------------------------
MTEF ALLOCATIONS                    23 830 105        24 665 776   25 733 754
  OF WHICH:
  Current payments                  14 896 326        16 172 446   17 430 149
  Transfers and subsidies            8 635 529         8 134 953    7 909 877
  Payments for capital assets          298 250           358 377      393 728
--------------------------------------------------------------------------------
STATUTORY AMOUNTS                         --                --           --
--------------------------------------------------------------------------------
Executive authority              Minister of Defence
Accounting officer               Secretary for Defence
--------------------------------------------------------------------------------

AIM

The aim of the Department of Defence is to defend and protect the Republic of
South Africa, its territorial integrity and its people, in accordance with the
Constitution and the principles of international law regulating the use of force.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Conduct the policy development, management and administration of the department.

PROGRAMME 2: LANDWARD DEFENCE

Provide prepared and supported landward defence capabilities for the defence and protection of South Africa.

PROGRAMME 3: AIR DEFENCE

Provide prepared and supported air defence capabilities for the defence and protection of South Africa.

PROGRAMME 4: MARITIME DEFENCE

Provide prepared and supported maritime defence capabilities for the defence and protection of South Africa.

PROGRAMME 5: MILITARY HEALTH SUPPORT

Provide prepared and supported medical combat support elements and other services.

PROGRAMME 6: DEFENCE INTELLIGENCE

Provide a defence intelligence and counter-intelligence capability.

                                                                             461

2006 Estimates of National Expenditure

PROGRAMME 7: JOINT SUPPORT

Provide joint support capabilities and services to the department.

PROGRAMME 8: FORCE EMPLOYMENT

Provide and manage Defence capabilities, including an operational capability to successfully conduct all operations and joint and multinational military exercises.

PROGRAMME 9: SPECIAL DEFENCE ACCOUNT

Provide for special defence activities and purchases.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The Department of Defence carries out its mandate of defending and protecting
South Africa in accordance with the Constitution and the principles of international law. It has the following military strategic objectives:

o     improving and maintaining comprehensive defence capabilities

o     promoting peace, security and stability in the region and in Africa

o     supporting the people of South Africa.

Strategic direction

Two policy documents, the White Paper on Defence (1996) and the Defence Review
(1998), currently guide the department. The white paper gives guidance on conducting defence in a democracy, and the defence review details the required force design and structure. Global developments and subsequent changes in legislation, such as the Public Finance Management Act (1999) and the Defence
Act (2002), require that both documents be updated to reflect changing legal obligations. The update will be completed during 2006.

A comprehensive study on organisational structures and processes is still to be done, with a view to improving productivity, affordability and sustainability of the department's operations. The outcome may result in organisational restructuring and a concomitant impact on the Joint Support programme's budget in particular. The impact on the budget would be visible from 2006/07.

The growing threat of global terrorism has necessitated a review and update of the Regulation of Foreign Military Assistance Act (1998). The amendments, made in consultation with various stakeholders and role-players, are currently before
Parliament.

From April 2006, the Department of Public Works will devolve its maintenance, property rates, municipal service and leasing budgets to national departments.
The department will thus be accountable for R3,3 billion over the 2006 medium-term expenditure framework (MTEF) period and will create the capability to fully implement these functions.

Human resources

The department's human resources strategy for 2010 focuses on rejuvenating the human resources of the South African National Defence Force (SANDF), and the
military skills development system (MSDS) is pivotal to this. The aim of the system is two-fold: to improve the SANDF's mission readiness through annual intakes of young, fit and healthy members, representative of South Africa's population, and to provide development opportunities for young people. By
December 2005, the department had trained and engaged 7 626 school leavers through the system, since its inception in January 2003. By January 2005, about
3 000 members were already employed on a more long-term basis in the core service system. An MSDS intake of

                                                                Vote 21: Defence

4 304 members is planned for January 2006. This will bring the total strength of
MSDS members enrolled into the SANDF to 11 930.

The combination of the MSDS, selective appointments into the core service system and the effective implementation of the approved employer-initiated mobility exit mechanism (voluntary severance packages), should enable the department to renew the human resources component of the SANDF.

The increased capacity of the law enforcement agencies to deal with crime has meant that there is less need for the SANDF to help the South African Police
Service (SAPS) with law enforcement. The SANDF is therefore continuing with its phased withdrawal from routine support to the SAPS. The planned end-date for this is March 2009.

Capital investment

The department will make sure that the weapon systems acquired through the strategic armaments procurement programme are delivered on time and efficiently integrated into existing structures. The transfer of sufficient skills and technology to the SANDF to ensure future readiness supports this. The SANDF's core capabilities will be improved by these new combat systems. The Landward
Defence and Military Health Support programmes will be the priority focus for modernising the force in the medium to longer term.

Foreign policy initiatives

The department will continue to engage with its regional counterparts in Africa around the security-related objectives of the African Union (AU) and the New
Partnership for Africa's Development (Nepad). Specific developments include the mutual defence pact, the African Standby Force and the establishment of continental and regional early warning centres. The UN asked the SANDF to continue to participate in peace support operations in the Democratic Republic of Congo, Burundi and Cote d'Ivoire. The SANDF is also participating in the AU peace support operation in Sudan. Military observers and staff officers are attached to UN missions in Eritrea, Ethiopia/Somalia and Liberia. The department currently deploys more than 3 000 members in external peace support missions, which is more than three times the number envisaged in the 1998 defence review.

EXPENDITURE ESTIMATES

TABLE 21.1 DEFENCE

----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                            ADJUSTED      REVISED
                                   AUDITED OUTCOME              APPROPRIATION     ESTIMATE     MEDIUM-TERM EXPENDITURE ESTIMATE
                        ----------------------------------------------------------------------------------------------------------
R thousand                  2002/03      2003/04      2004/05         2005/06                   2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

1.  Administration        1 114 860    1 255 628    1 433 680       1 536 359    1 536 359    1 759 149    1 926 859    2 040 712
2.  Landward              3 402 517    3 150 985    3 340 039       3 511 832    3 511 832    4 055 575    4 295 402    4 600 924
    Defence
3.  Air Defence           2 086 904    2 176 210    2 242 812       2 388 866    2 388 866    2 504 488    2 656 060    2 882 823
4.  Maritime                981 805    1 025 679    1 097 975       1 218 812    1 218 812    1 319 173    1 418 341    1 514 336
    Defence
5.  Military Health       1 235 152    1 354 674    1 320 428       1 583 867    1 583 867    1 683 822    1 808 359    1 940 132
    Support
6.  Defence                 132 258      133 907      135 789         144 741      144 741      143 662      151 271      158 839
    Intelligence
7.  Joint Support         1 965 375    2 100 636    2 343 384       2 492 228    2 492 228    2 729 531    3 243 457    3 611 267
8.  Force                   746 322    1 291 195    1 242 236       1 380 634    1 380 634    1 410 145    1 457 952    1 522 255
    Employment
9.  Special               7 807 718    8 015 772    7 045 000       9 258 839    9 258 839    8 224 560    7 708 075    7 462 466
    Defence
    Account
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                    19 472 911   20 504 686   20 201 343      23 516 178   23 516 178   23 830 105   24 665 776   25 733 754
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                      1 056 746    1 056 746    1 242 401    2 513 508    3 259 497
----------------------------------------------------------------------------------------------------------------------------------

                                                                             463

2006 Estimates of National Expenditure

TABLE 21.1 DEFENCE (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED      REVISED
                                   AUDITED OUTCOME              APPROPRIATION     ESTIMATE      MEDIUM-TERM EXPENDITURE ESTIMATE
                        ----------------------------------------------------------------------------------------------------------
R thousand                  2002/03      2003/04      2004/05         2005/06                   2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS         10 823 211   11 647 930   12 363 974      13 606 310   13 606 310   14 896 326   16 172 446   17 430 149
                        ----------------------------------------------------------------------------------------------------------
Compensation of           6 754 068    7 192 733    7 722 601       8 442 882    8 442 882    8 975 985    9 504 633   10 027 141
employees
Goods and services        4 041 937    4 430 044    4 606 531       5 163 428    5 163 428    5 920 341    6 667 813    7 403 008
of which:
Communication                96 848      108 880       97 230          80 718       80 718       96 302      102 353      102 518
Computer Services           424 303      430 363      600 735         572 501      572 501      670 818      697 090      753 895
Consultants,                136 756      111 602      128 916         144 819      144 819      153 422      196 460      235 567
contractors and
special services
Inventory                   824 392      937 734      862 272         991 902      991 902    1 224 559    1 342 985    1 480 799
Maintenance repair        1 318 036    1 221 915    1 251 388       1 526 652    1 526 652    1 853 363    2 312 259    2 658 606
and running cost
Operating leases            134 055      150 355      166 215         192 203      192 203      199 768      215 615      230 825
Travel and                  346 697      497 022      590 135         640 547      640 547      653 975      671 837      693 639
subsistence
Financial                    27 206       25 153       34 842              --           --           --           --           --
transactions in
assets and liabilities
                        ----------------------------------------------------------------------------------------------------------
TRANSFERS AND             8 040 747    8 291 648    7 352 675       9 644 999    9 644 999    8 635 529    8 134 953    7 909 877
SUBSIDIES
                        ----------------------------------------------------------------------------------------------------------
Provinces and                11 960       14 234       14 855          16 632       16 632        3 699           --           --
municipalities
Departmental              7 813 118    8 021 549    7 050 886       9 265 941    9 265 941    8 232 493    7 716 466    7 471 281
agencies and
accounts
Public corporations         209 441      249 635      284 097         359 515      359 515      396 286      415 300      435 265
and private
enterprises
Non-profit                    6 228        6 230        2 837           2 911        2 911        3 051        3 187        3 331
institutions
                        ----------------------------------------------------------------------------------------------------------
PAYMENTS FOR                608 953      565 108      484 694         264 869      264 869      298 250      358 377      393 728
CAPITAL ASSETS
Buildings and other          55 026       43 672       79 638          70 203       70 203       74 097       77 819       81 707
fixed structures
Machinery and               553 892      521 347      405 056         193 019      193 019      222 598      279 113      310 473
equipment
Cultivated assets                35           89           --              --           --           --           --           --
Software and other               --           --           --           1 647        1 647        1 555        1 445        1 548
intangible assets
                        ----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                    19 472 911   20 504 686   20 201 343      23 516 178   23 516 178   23 830 105   24 665 776   25 733 754
----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure trends are markedly influenced by the payments for the strategic armaments, which take place within the Special Defence Account programme. If the allocations to the strategic armaments are excluded, the department's budget grows at an average annual rate of 7,8 per cent from 2002/03 to 2008/09, compared to a growth rate of 4,8 per cent when these allocations are included.

Overall expenditure increases from R19,5 billion in 2002/03 to R23,5 billion in
2005/06, at a rate of 6,5 per cent. Expenditure grows at a slower rate of 3 per cent over the MTEF, increasing gradually to R25,7 billion by 2008/09 because of the reduced Special Defence Account allocation.

                                                                Vote 21: Defence

Despite the decline in expenditure on its Strategic Defence Procurement subprogramme, the Special Defence Account remains the largest programme on the vote, consuming on average 35,6 per cent of the department's total expenditure.
Over the medium term, the Strategic Defence Procurement subprogramme declines by an average rate of 23 per cent.

In the 2006 Budget, additional allocations of R876 million for 2006/07, R1,4 billion for 2007/08 and R2,1 billion for 2008/09 are made for: modernising defence equipment; renewing defence information and communication systems;
further rejuvenating the human resources component; investing in the maintenance and repair of defence infrastructure and facilities; expanding the department's anti-retroviral rollout programme; and financing Armscor's value-added tax obligation. These additional allocations and the devolution of the property management portfolio are the reasons for the large increase in the provision for goods and services between 2006/07 and 2008/09.

SCIENCE AND TECHNOLOGY ACTIVITIES

The department's science and technology activities focus mainly on researching new forms of conflict, new defence technologies and the globalisation of defence production, especially to do with ergonomics, military health and special operations.

About 4 per cent of science and technology expenditure is on scientific and technical education and training. A further 15 per cent is related to science and technology services for the in-flight test capability at the Overberg Test
Range, the ammunition and vehicle test facilities at Alkantpan and Gerotek, respectively, and the wind tunnels at Defencetek. Research and development expenditure amounts to about 41 per cent of total science and technology expenditure for work being done at the Defence Evaluation and Research
Institute, Armscor business institutes, Defencetek and the Council for
Scientific and Industrial Research. Scientific and technological innovation accounts for approximately 40 per cent, for the work being done by Denel
Aerospace and military-specific research by private industry.

DEPARTMENTAL RECEIPTS

Departmental receipts come mainly from the sale of redundant or obsolete equipment and defence materiel, the rental of accommodation to personnel, and board and lodging. Improving revenue and tariff management during the 2006 MTEF will result in more accurate revenue budget figures going forward.

TABLE 21.2 DEPARTMENTAL RECEIPTS

----------------------------------------------------------------------------------------------------------------------
                                                                         ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM RECEIPTS ESTIMATE
                               ---------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS             352 277     468 453     465 742         505 909     493 249     503 534     505 353
                               ---------------------------------------------------------------------------------------
Sales of goods and services       133 468     185 524     278 527         317 775     326 891     332 176     332 469
produced by department
Sales of scrap, waste and         170 251     232 423     144 495         144 879     123 103     128 103     129 629
other used current goods
Fines, penalties and forfeits       1 317       6 618       2 122           2 564       2 564       2 564       2 564
Interest, dividends and rent        1 299         833         398             398         398         398         398
on land
Financial transactions in          45 942      43 055      40 200          40 293      40 293      40 293      40 293
assets and liabilities
                               ---------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
TOTAL                             352 277     468 453     465 742         505 909     493 249     503 534     505 353
----------------------------------------------------------------------------------------------------------------------

                                                                             465

2006 Estimates of National Expenditure

PROGRAMME 1: ADMINISTRATION

Administration conducts the overall management of the department, including strategy and policy-making, and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 21.3 ADMINISTRATION

----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                             ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                               ---------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------------

Minister 1                            685         745         791             837         887         934         981
Deputy Minister 2                     557         606         643             680         721         759         797
Political Direction                11 662      12 565      10 660          10 915      12 769      13 238      13 390
Departmental Direction             11 280      12 502      12 534          12 426      13 063      13 341      13 638
Policy and Planning                43 108      54 880      54 538          57 781      75 008      80 506      83 307
Financial Services                139 469     159 536     170 618         177 428     184 157     192 168     200 915
Human Resources Support            93 835     131 051     152 154         184 348     197 084     203 266     210 727
Services
Legal Services                     54 689      60 165      66 565          72 747      83 044      86 863      91 227
Inspection Services                19 425      27 723      39 050          41 550      43 070      44 880      46 828
Acquisition Services               26 161      30 106      34 989          37 649      40 893      42 675      44 628
Corporate Communications           15 815      17 981      20 342          21 379      21 631      22 366      23 198
South African National Defence      5 655       6 619       6 281           6 632       6 820       7 033       7 281
Force Command and Control
Religious Services                  2 977       2 618       4 153           4 398       4 507       4 676       4 848
Reserve Component                   6 959       8 243       9 518          10 084      10 452      10 608      10 949
Defence Foreign Relations          45 473      51 586      60 313          51 809      65 642      74 038      81 501
Property Management               637 110     678 702     790 531         845 696     999 401   1 129 508   1 206 497
----------------------------------------------------------------------------------------------------------------------
TOTAL                           1 114 860   1 255 628   1 433 680       1 536 359   1 759 149   1 926 859   2 040 712
----------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                            854 961   1 045 391   1 177 353   1 280 312
----------------------------------------------------------------------------------------------------------------------

1     Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

2     Payable as from 1 April 2005. Salary: R 544 123. Car allowance: R 136 030.

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS                1 093 390   1 247 381   1 424 684       1 528 280   1 748 629   1 916 684   2 031 030
                               ---------------------------------------------------------------------------------------
Compensation of employees         339 600     402 956     463 965         497 669     548 561     569 630     600 587
Goods and services                748 289     836 466     944 990       1 030 611   1 200 068   1 347 054   1 430 443
of which:
Communication                       6 598       6 823       7 116           6 888       8 342       8 867       9 241
Computer Services                     859       1 261       1 110          54 238      72 535      76 010      76 527
Consultants, contractors and        3 655      13 392       4 235           5 825      12 331      13 064      12 884
special services
Inventory                          13 222      15 316      15 580          16 417      15 536      15 951      16 789
Maintenance repair and running    312 306     331 957     410 416         436 196     532 632     623 932     666 248
cost
Operating leases                  102 563     120 140     134 096         150 534     157 228     169 690     183 028
Travel and subsistence             47 647      37 110      32 558          29 202      41 000      45 831      47 857
Financial transactions in assets    5 501       7 959      15 729              --          --          --          --
and
liabilities
                               ---------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES               625         848         867             968         215          --          --
                               ---------------------------------------------------------------------------------------
Provinces and municipalities          625         848         825             968         215          --          --
Non-profit institutions                --          --          42              --          --          --          --
                               ---------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS        20 845       7 399       8 129           7 111      10 305      10 175       9 682
                               ---------------------------------------------------------------------------------------
Machinery and equipment            20 845       7 399       8 129           7 024      10 263      10 130       9 635
Software and other intangible
assets                                 --          --          --              87          42          45          47
                               ---------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
TOTAL                           1 114 860   1 255 628   1 433 680       1 536 359   1 759 149   1 926 859   2 040 712
----------------------------------------------------------------------------------------------------------------------

                                                                Vote 21: Defence

EXPENDITURE TRENDS

Expenditure should increase at an average annual rate of 10,6 per cent between
2002/03 and 2008/09, from R1,1 billion to R2 billion. The new Property
Management subprogramme, a result of the devolution of funds from the Department of Public Works, has contributed considerably to the increase in the
Administration programme's proportion of the department's total expenditure.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Defence received the following amounts: R999,4 million in 2006/07, R1,1 billion in 2007/08 and R1,2 billion in 2008/09. Expenditure has been adjusted for
2002/03 to 2005/06. Expenditure related to property management increases at an annual average rate of 12,6 per cent, from R845,7 million in 2005/06 to R1,2 billion in 2008/09,to provide for accommodation costs.

In the Policy and Planning subprogramme there is an increase of 29,8 per cent from 2005/06 to 2006/07, because of the establishment of the conventional arms control inspectorate directorate and the upgrading of the department's structure management control system. The substantial increase in the Human Resources
Support Services subprogramme of 21,2 per cent in 2005/06 is mainly attributed to investment in the Persol system. The substantial increase of 26,7 per cent in the Defence Foreign Relations subprogramme in 2006/07 is to increase South
Africa's representation in support of government's foreign policy initiatives.
The Legal Services subprogramme increases by 14,2 per cent in 2006/07, as its operational commitments have expanded in support of Nepad and Southern African
Develoment Community (SADC) initiatives.

PROGRAMME 2: LANDWARD DEFENCE

The Landward Defence programme provides landward defence capabilities for South
Africa in the areas covered by its 10 subprogrammes:

o     Strategic Direction directs, orchestrates and controls the South African
      Army in the achievement of its mission.

o     Infantry Capability provides the infantry capability of the programme.

o     Armour Capability provides the armour capability of the programme.

o     Artillery Capability provides the artillery capability of the programme.

o     Air Defence Artillery Capability provides the air defence artillery capability of the programme.

o     Engineering Capability provides the engineering capability of the programme.

o     Operational Intelligence provides the operational intelligence capability of the programme.

o     Command and Control Capability provides a tactical command and control capability for higher order user systems force preparation (a combined force for deployment purposes) and employment for the programme.

o     Support Capability provides operational level command and control for the support capability of the programme.

o     General Training Capability provides operational level command and control for the general training capability of the programme.

                                                                             467

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 21.4 LANDWARD DEFENCE

----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                             ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                               ---------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------------

Strategic Direction               183 175      94 504     138 630         220 676     135 564     139 678     146 344
Infantry Capability             1 333 714   1 154 568   1 419 334       1 388 656   1 504 503   1 576 675   1 615 336
Armour Capability                 111 749     117 205     124 270         124 708     141 760     154 972     181 549
Artillery Capability               92 481      92 688     102 930          97 864     125 022     135 496     160 551
Air Defence Artillery              70 405      75 631      82 285          84 092      94 022     100 043     117 417
Capability
Engineering Capability            173 437     164 554     178 496         180 426     233 487     254 149     279 808
Operational Intelligence           49 875      53 196      59 896          66 238      77 641      83 034      88 040
Command and Control Capability    113 539      41 344      38 904          47 818      61 967      66 297      70 302
Support Capability              1 164 587   1 246 223   1 045 717       1 088 074   1 478 903   1 579 399   1 727 985
General Training Capability       109 555     111 072     149 577         213 280     202 706     205 659     213 592
----------------------------------------------------------------------------------------------------------------------
TOTAL                           3 402 517   3 150 985   3 340 039       3 511 832   4 055 575   4 295 402   4 600 924
----------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                            (63 310)    242 870     210 468     456 614
----------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                3 340 333   3 093 295   3 326 010       3 497 823   4 047 005   4 287 559   4 578 131
                               ---------------------------------------------------------------------------------------
Compensation of employees       2 560 290   2 570 031   2 710 697       2 971 548   3 249 193   3 417 918   3 570 629
Goods and services                765 059     516 657     603 503         526 275     797 812     869 641   1 007 502
of which:
Communication                      41 849      46 233      38 520          20 608      21 387      22 284      20 826
Computer Services                  49 028      41 034      44 930          46 830      68 908      69 886      61 317
Consultants, contractors and       32 957       7 298      13 464          10 158       9 694      38 656      55 718
special services
Inventory                         162 332     141 770     145 412         211 571     325 335     366 678     430 951
Maintenance repair and running    335 321     118 350     106 953          81 793     199 428     180 237     214 413
cost
Operating leases                    6 552       6 663       6 464           9 989       7 894       9 028       8 719
Travel and subsistence             60 383      64 639      60 682          76 159      74 298      83 084      89 303
Financial transactions in          14 984       6 607      11 810              --          --          --          --
assets and liabilities
                               ---------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES             4 745       6 452       6 012           6 259       1 441          --          --
                               ---------------------------------------------------------------------------------------
Provinces and municipalities        4 745       6 452       5 962           6 259       1 441          --          --
Non-profit institutions                --          --          50              --          --          --          --
                               ---------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS        57 439      51 238       8 017           7 750       7 129       7 843      22 793
                               ---------------------------------------------------------------------------------------
Machinery and equipment            57 404      51 149       8 017           7 750       7 083       7 792      22 737
Cultivated assets                      35          89          --              --          --          --          --
Software and other intangible
assets                                 --          --          --              --          46          51          56
                               ---------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
TOTAL                           3 402 517   3 150 985   3 340 039       3 511 832   4 055 575   4 295 402   4 600 924
----------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Over the medium term, the Landward Defence programme is projected to comprise on average 16,8 per cent of the department's total expenditure.

Expenditure on this programme increases at an average annual rate of 9,4 per cent over the 2006 MTEF, mainly due to additional allocations for the longer term employment of MSDS members and modernising the operational vehicle fleet.
Modernising the operation vehicle fleet is a major spending item under the allocation made for the modernisation of defence equipment in the 2006 Budget allocation. The expenditure increase is especially evident in the 35,9 per cent increase in

                                                                Vote 21: Defence

the Support Capability subprogramme and the 51,6 per cent increase in goods and services in 2006/07.

The decrease of 38,6 per cent in 2006/07 in the Strategic Direction subprogramme, resulting in lower expenditure levels over the 2006 MTEF, is because centralised funds in the force preparation environment and in the MSDS have been unbundled. These funds are now allocated to the actual point of execution within the various subprogrammes.

The increases of 13,7 per cent, 27,8 per cent, 11,8 per cent and 29,4 per cent from 2005/06 to 2006/07 in the Armour, Artillery-, Air Defence Artillery- and
Engineering Capability subprogrammes, respectively, are due mainly to the expansion of the SA Army's conventional reserves as well as the longer term placement of MSDS personnel in the various fighting disciplines. This is in line with the current emphasis on Landward Defence as the expenditure on strategic armaments declines over the 2006 MTEF.

The Command and Control Capability subprogramme increases by 29,6 per cent in
2006/07 because four tactical headquarters at each of the army brigades were set up to support external deployments.

The Operational Intelligence subprogramme increases by 17,2 per cent from
2005/06 to 2006/07, as many group headquarters were closed and the intelligence personnel absorbed into the intelligence formation.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The Landward Defence programme provided combat ready soldiers to the chief of the SANDF for deployment during internal and external operations in 2005/06. 11 regular force companies and 23 reserve force platoons were constantly deployed for two internal operations (1 848 regular force members and 805 reserve force members). The SA Army also provided combat ready soldiers for seven external peace support operations (2 405 regular force members and 168 reserve force members). The SA Army also hosted or participated in five single, joint or multinational military training exercises. More than 5 422 troops were exposed to these. Planned combat readiness status and force preparation levels were achieved in all Landward Defence's subprogrammes.

SELECTED MEDIUM-TERM OUTPUT TARGETS

LANDWARD DEFENCE

MEASURABLE OBJECTIVE: Defend and protect South Africa by providing prepared and supported landward combat forces, services and facilities that meet Government's requirements.

--------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                    MEASURE/INDICATOR              TARGET
--------------------------------------------------------------------------------------------------

Strategic          Landward defence          The degree to which landward   100%
Direction          strategic direction       defence policies, strategies
                                             and plans are implemented
--------------------------------------------------------------------------------------------------
Infantry           Combat ready infantry     The degree to which the        100% as specified in
Capability         units                     required combat readiness      the readiness
                                             states are achieved            schedules
--------------------------------------------------------------------------------------------------
Armour             Combat ready armoured     The degree to which the        100% as specified in
Capability         units                     required combat readiness      the readiness
                                             states are achieved            schedules
--------------------------------------------------------------------------------------------------
Artillery          Combat ready artillery    The degree to which the        100% as specified in
Capability         units                     required combat readiness      the readiness
                                             states are achieved            schedules
--------------------------------------------------------------------------------------------------
Air Defence        Combat ready air          The degree to which the        100% as specified in
Artillery          defence artillery units   required combat readiness      the readiness
Capability                                   states are achieved            schedules
--------------------------------------------------------------------------------------------------
Engineering        Combat ready              The degree to which the        100% as specified in
Capability         engineering units         required combat readiness      the readiness
                                             states are achieved            schedules
--------------------------------------------------------------------------------------------------

                                                                             469

2006 Estimates of National Expenditure

--------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                    MEASURE/INDICATOR              TARGET
--------------------------------------------------------------------------------------------------

Operational        Combat ready              The degree to which the        100% as specified in
Intelligence       operational               required combat readiness      the readiness
                   intelligence units        states are achieved            schedules
--------------------------------------------------------------------------------------------------
Command and        Centralised brigade       The degree to which the        100% as specified in
Control            command and control       required combat readiness      the readiness
Capability         of forces                 states are achieved            schedules
--------------------------------------------------------------------------------------------------
Support            Logistic support          The degree of compliance       100%
Capability                                   with service level
                                             agreements
--------------------------------------------------------------------------------------------------
General Training   Trained SA Army           Number of trainees             7 303 in 2006/07
Capability         personnel
--------------------------------------------------------------------------------------------------

PROGRAMME 3: AIR DEFENCE

The Air Defence programme provides air defence capabilities for South Africa in the areas covered by its 11 subprogrammes:

o     Strategic Direction provides strategic direction to the Air Defence programme by formulating and controlling strategies, policies and plans through the Air Force office to prepare and provide the capabilities required by the Chief of the SANDF.

o     Operational Direction provides operational direction to the Air Defence programme by means of an air command.

o     Helicopter Capability provides operationally ready light utility helicopters, medium transport helicopters and combat support helicopters, crewed by appropriately qualified personnel.

o     Transport and Maritime Capability provides operationally ready transport and maritime aircraft, crewed by appropriately qualified personnel.

o     Air Combat Capability provides operationally ready aircraft, crewed by appropriately qualified personnel.

o     Operational Support and Intelligence Capability provides intelligence systems and counter intelligence support to the SAAF through protection squadrons, intelligence subsystems and air force-unique intelligence training.

o     Command and Control Capability supplies operationally ready command and control elements in support of air battle space operations.

o     Base Support Capability provides air base infrastructure facilities to squadrons and resident units on bases, including personnel and maintenance of all relevant systems, to support flying operations.

o     Command Post renders command and control over all missions flown.

o     Training Capability provides for the general education, training and development of SAAF personnel.

o     Technical Support Services provides optimised technical and tactical logistic support capabilities for air service units and in support system groups.

                                                                Vote 21: Defence

EXPENDITURE ESTIMATES

TABLE 21.5 AIR DEFENCE

---------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                             ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                               --------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

Strategic Direction                 2 925       6 244       5 816           2 090      12 983      13 662     14 387
Operational Direction              68 349      68 891      27 612          34 542      43 184      43 547    138 636
Helicopter Capability             240 658     204 400     268 139         270 840     280 000     294 784    309 029
Transport and Maritime            171 883     148 342     204 823         217 105     220 453     233 330    246 485
Capability
Air Combat Capability             232 705     234 296     199 945         230 492     230 269     241 576    254 057
Operational Support and            98 292     102 955     103 029         114 383     116 459     123 220    130 461
Intelligence Capability
Command and Control Capability    130 684     129 325     144 442         143 070     151 613     157 585    166 001
Base Support Capability           522 397     593 501     537 833         691 217     760 760     831 052    881 149
Command Post                       29 662      35 704      35 413          29 063      24 496      26 043     27 454
Training Capability               198 879     169 121     226 580         184 672     212 325     217 084    219 332
Technical Support Services        390 470     483 431     489 180         471 392     451 946     474 177    495 832
---------------------------------------------------------------------------------------------------------------------
TOTAL                           2 086 904   2 176 210   2 242 812       2 388 866   2 504 488   2 656 060  2 882 823
---------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                             (6 377)       (599)    (25 752)   162 030
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                1 822 497   1 938 707   1 990 102       2 360 107   2 480 941   2 634 249  2 859 539
                               --------------------------------------------------------------------------------------
Compensation of employees       1 040 400   1 119 041   1 183 607       1 255 077   1 319 202   1 427 038  1 513 912
Goods and services                780 374     815 599     803 772       1 105 030   1 161 739   1 207 211  1 345 627
of which:
Communication                       9 111      10 760       8 143           8 117      10 858      10 957     11 435
Computer Services                  25 241      30 347      30 423          28 189      30 795      32 003     32 912
Consultants, contractors and       14 588      11 718      11 804          11 244      14 614      15 669     16 723
special services
Inventory                         158 252     137 993     140 884         210 472     207 797     220 677    227 154
Maintenance repair and running    456 483     496 469     481 445         699 844     746 460     773 419    890 400
cost
Travel and subsistence             44 672      50 466      56 685          51 128      78 897      83 772     91 493
Financial transactions in           1 723       4 067       2 723              --          --          --         --
assets and liabilities
                               --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES             1 923       1 544       2 277           2 482         385          --         --
                               --------------------------------------------------------------------------------------
Provinces and municipalities        1 923       1 544       2 277           2 482         385          --         --
                               --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS       262 484     235 959     250 433          26 277      23 162      21 811     23 284
                               --------------------------------------------------------------------------------------
Machinery and equipment           262 484     235 959     250 433          26 277      23 162      21 811     23 284
                               --------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL                           2 086 904   2 176 210   2 242 812       2 388 866   2 504 488   2 656 060  2 882 823
---------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure is expected to increase between 2002/03 and 2008/09 from R2,1 billion to R2,9 billion, an average annual increase of 5,5 per cent. The Base
Support Capability subprogramme, the largest of all subprogrammes and consuming on average 28,2 per cent of the programme's total expenditure, steadily increases at a growth rate of 13,1 per cent from 2004/05 to 2006/07. This is mainly because of the allocations to improve and maintain system integrity at bases and to prepare infrastructure and trained personnel for the reception and integration of the training and fighter aircraft into the SANDF. This is also evident in the substantial increase of 37,5 per cent in expenditure on goods and services in 2005/06 and onwards.

                                                                             471

2006 Estimates of National Expenditure

The substantial increase of 521,2 per cent in the Strategic Direction subprogramme in 2006/07 is mainly because the Air Force Band has been moved from the Operational Direction subprogramme. Despite this shift, the Operational
Direction subprogramme still increases by 25 per cent in 2006/07 due to the funding of a test pilot course. In 2008/09, it increases by 218,4 per cent, because of the acceptance of the training and fighter aircraft. The increase of
15 per cent in the Training Capability subprogramme in 2006/07 is due to the upgrading of the Astra aircraft avionics.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Against a target of 33 477 flying hours for 2004/05, the SAAF flew a total of 38
957 hours, of which 14 846 hours and 3 535 missions were directly supporting force employment objectives. More than 1 600 hours were flown to support the deployments in the DRC and Burundi, and 160 hours were flown in support of other international operations. A total of 1 921 hours were flown in support of the
SAPS on crime prevention and border control operations. Combat readiness status and force preparation levels were achieved in all Air Defence subprogrammes.

SELECTED MEDIUM-TERM OUTPUT TARGETS

AIR DEFENCE

MEASURABLE OBJECTIVE: Defend and protect South Africa by providing prepared and supported air combat forces, services and facilities that meet Government's requirements.

--------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                    MEASURE/INDICATOR              TARGET
--------------------------------------------------------------------------------------------------

Strategic          Air defence               The degree to which air        100%
Direction          strategic direction       defence policies,
                                             strategies and plans are
                                             implemented
--------------------------------------------------------------------------------------------------
Operational        Air defence               The degree to which the        100% as specified in
Direction          operational               required combat readiness      the readiness schedule
                   direction                 states are achieved
--------------------------------------------------------------------------------------------------
Helicopter         Combat ready              Flying hours                   14 225
Capability         helicopter squadrons
--------------------------------------------------------------------------------------------------
Transport and      Combat ready              Flying hours                   16 906
Maritime           transport, VIP
Capability         transport, maritime
                   and reserve
                   squadrons
--------------------------------------------------------------------------------------------------
Air Combat         Operationally ready       Flying hours                   3 978
Capability         advanced light
                   fighter aircraft,
                   light fighter
                   training aircraft,
                   long-range
                   transport aircraft,
                   in-flight
                   refuelling aircraft
                   and electronic
                   warfare aircraft
--------------------------------------------------------------------------------------------------
Operational        Operationally ready       The degree to which            Full compliance with
Support and        air space control,        operational support and        all requirements
Intelligence       protection                intelligence requirements
Capability         squadrons and air         is met
                   intelligence systems
--------------------------------------------------------------------------------------------------
Command and        Operationally ready       The degree to which command    Full support for all
Control            command and control       and control elements           air operations
Capability         elements                  support air operations
--------------------------------------------------------------------------------------------------
Base Support       Operationally ready       The degree to which air        Full support for all
Capability         air base                  base infrastructure            flying operations
                   infrastructure            supports flying operations
                   facilities
--------------------------------------------------------------------------------------------------
Command Post       Operationally ready       The degree to which command    Effective command and
                   command post              post capabilities provide      control over all
                   capabilities              command and control over       planned flying
                                             flying missions                missions
--------------------------------------------------------------------------------------------------
Training           Trained SAAF              Number of trainees             9 179
Capability         personnel
--------------------------------------------------------------------------------------------------
Technical          Optimised technical       The degree to which            Full support for all
Support Services   and tactical              technical and tactical         flying operations
                   logistic support          logistic support
                   capabilities              capabilities support flying
                                             operations
--------------------------------------------------------------------------------------------------

                                                                Vote 21: Defence

PROGRAMME 4: MARITIME DEFENCE

The Maritime Defence programme provides maritime defence capabilities for South
Africa in the areas covered by its five subprogrammes:

o     Maritime Direction provides strategic direction within the Maritime
      Defence programme by formulating and controlling strategies, policies, plans and advice to prepare and provide the maritime capabilities required by the Chief of the SANDF.

o     Maritime Combat Capability provides prepared and supported maritime combat capabilities in accordance with the approved department force design.

o     Maritime Logistic Support Capability provides a maritime logistic support capability to the approved force design and complies with ordered operational commitments.

o     Maritime Training Capability makes sure that the maritime combat capability requirements are met by providing trained full-time and reserve personnel.

o     Base Support Capability provides a general base support capability in support of the fleet, ships, shore units and other identified clients.

EXPENDITURE ESTIMATES

TABLE 21.6 MARITIME DEFENCE

---------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                             ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                               --------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

Maritime Direction                192 389     221 498     214 566         261 292     333 199     330 049    346 710
Maritime Combat Capability        234 354     294 109     281 544         339 103     418 240     460 468    507 574
Maritime Logistic Support         168 359     149 679     167 900         185 717     171 580     181 944    200 281
Capability
Maritime Training Capability       98 601      90 000     140 169         115 749      98 219     107 602    116 551
Base Support Capability           288 102     270 393     293 796         316 951     297 935     338 278    343 220
---------------------------------------------------------------------------------------------------------------------
TOTAL                             981 805   1 025 679   1 097 975       1 218 812   1 319 173   1 418 341  1 514 336
---------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                              7 038      44 720      60 435    136 692
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  948 954     983 069   1 061 888       1 193 242   1 299 682   1 396 015  1 469 532
Compensation of employees         630 712     644 271     697 740         718 352     800 262     825 257    868 351
Goods and services                317 807     337 981     363 118         474 890     499 420     570 758    601 181
of which:
Communication                      12 169      12 278       7 966          10 759       9 502      10 348     11 135
Computer Services                  18 933      24 971      32 981          29 333      27 552      21 080     24 859
Consultants, contractors and       42 896      40 438      49 465          46 626      57 964      70 203     79 662
special services
Inventory                         113 670      92 201     110 507         156 008     159 785     172 583    182 798
Maintenance repair and running     62 905     100 646      97 411         116 934     160 243     201 571    196 843
cost
Operating leases                    6 630       4 721       5 715           9 303       8 509      10 002     11 453
Travel and subsistence             20 623      30 211      31 682          34 051      34 314      37 650     42 444
Financial transactions in assets      435         817       1 030              --          --          --         --
and liabilities
                               --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES               975       1 353       1 088           1 554         363          --         --
                               --------------------------------------------------------------------------------------
Provinces and municipalities          975       1 353       1 088           1 554         363          --         --
                               --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS        31 876      41 257      34 999          24 016      19 128      22 326     44 804
                               --------------------------------------------------------------------------------------
Machinery and equipment            31 876      41 257      34 999          23 436      18 358      21 560     43 962
Software and other intangible
assets                                 --          --          --             580         770         766        842
                               --------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL                             981 805   1 025 679   1 097 975       1 218 812   1 319 173   1 418 341  1 514 336
---------------------------------------------------------------------------------------------------------------------

                                                                             473

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

The Maritime Defence programme comprises on average 5,6 per cent of the total expenditure of the department over the MTEF, and will grow at an annual average rate of 7,5 per cent over this period. The programme's most immediate priority is the full acceptance (departmental signoff) into the South African Navy of the four Corvettes and the reception of the first two submarines in 2006/07. This is evident in the 23,3 per cent increase in the Maritime Combat Capability subprogramme in 2006/07. The increase in this subprogramme can also be attributed to some extent to funds made available for the operational boat squadron to prepare additional harbour boats and personnel in support of the
Africa initiatives.

In 2006/07, funds were reallocated from the Logistic Support-, Training- and
Base Support Capability subprogrammes for the contracts which support the full operational use of the four Corvettes in the Maritime Combat Capability subprogramme. This is reflected in their lower expenditure and negative growth rates between 2005/06 and 2006/07.

The increase of 27,5 per cent in 2006/07 in the Maritime Direction subprogramme is mainly to fund the filling of training posts and the longer term employment of MSDS members.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

A total of 16 231 sea hours were provided by the SA Navy in 2004/05, against the target of 28 641. The SA Navy also took part in several international exercises and helped in operations in various commercial ports, providing maritime protection as ordered. Combat readiness states and force preparedness levels, especially the requirements for vessel availability, were achieved in 2004/05 as planned.

In 2004/05, all SA Navy training establishments were provisionally accredited by the Safety and Security Sector Education and Training Authority (SASSETA), and
the Maritime Defence Standards Generating Board was registered with the South
African Qualifications Authority (SAQA).

SELECTED MEDIUM-TERM OUTPUT TARGETS

MARITIME DEFENCE

MEASURABLE OBJECTIVE: Defend and protect South Africa by providing prepared and supported maritime combat forces, services and facilities that meet Government's requirements.

--------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                    MEASURE/INDICATOR              TARGET
--------------------------------------------------------------------------------------------------

Maritime           Maritime defence          The degree to which            100%
Direction          strategic direction       maritime defence policies,
                                             strategies and plans are
                                             implemented
--------------------------------------------------------------------------------------------------
Maritime Combat    Combat ready              Sea hours                      26 788 sea hours
Capability         maritime
                   capabilities

                                             The degree to which stated     100%
                                             readiness levels have been
                                             achieved
--------------------------------------------------------------------------------------------------
Maritime           Operationally ready       The degree to which stated     100%
Logistic           logistic support          logistic outputs and
Support                                      targets have been achieved
Capability
--------------------------------------------------------------------------------------------------
Maritime           Trained SA Navy           Number of trainees             4 089 trainees
Training           personnel
Capability
--------------------------------------------------------------------------------------------------
Base Support       Operationally ready       The degree to which stated     100%
Capability         maritime support          base support outputs and
                   bases                     targets have been achieved
--------------------------------------------------------------------------------------------------

                                                                Vote 21: Defence

PROGRAMME 5: MILITARY HEALTH SUPPORT

The Military Health Support programme provides medical combat support and other medical services. It maintains military health and training facilities, including specialist facilities such as the institutes for maritime and aviation medicine. It also provides various support functions to, among others, the departments of health and agriculture, when required.

There are seven subprogrammes:

o     Strategic Direction provides strategic direction to the Military Health
      Support programme by formulating strategy, policies and plans, and giving advice from the Surgeon General's office to provide the capabilities required by the Chief of the SANDF.

o     Military Health Support provides for warehousing pharmaceuticals, sundries, military health mobilisation equipment and unique stock.

o     Area Military Health Service provides a comprehensive military health service, through a formation headquarters commanding and controlling nine area military health units, to ensure a healthy military community.

o     Specialist/Tertiary Health Service provides a specialist health service to ensure the development and maintenance of tertiary military health capabilities within the parameters of relevant legislation, as contained in the South African Military Health Service strategy.

o     Product Support Capability funds the procurement of military health products, materials and services, an asset management service, military health product systems and military health logistics.

o     Base Support Capability provides general base support services to identified units and other identified clients to maintain the approved force design and structure.

o     Military Health Training Capability provides a military health training service to ensure the development and maintenance of military health training capabilities within the parameters of relevant legislation and policies.

EXPENDITURE ESTIMATES

TABLE 21.7 MILITARY HEALTH SUPPORT

---------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                             ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                               --------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

Strategic Direction                94 169      87 017      90 067         110 426      98 420     101 948    105 592
Military Health Support            45 425      47 337      43 825          47 329      55 967      55 491     58 739
Area Military Health Service      425 101     484 340     442 484         530 696     621 539     667 602    732 821
Specialist/Tertiary Health        491 263     508 692     526 443         600 672     518 301     569 995    604 384
Service
Product Support Capability         69 006      68 737      49 474         104 731     144 970     145 829    153 218
Base Support Capability            32 160      76 660      68 917          93 334     131 136     146 692    157 258
Military Health Training           78 028      81 891      99 218          96 679     113 489     120 802    128 120
Capability
---------------------------------------------------------------------------------------------------------------------
TOTAL                           1 235 152   1 354 674   1 320 428       1 583 867   1 683 822   1 808 359  1 940 132
---------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                              6 289      14 383      (5 551)    99 856
---------------------------------------------------------------------------------------------------------------------

                                                                             475

2006 Estimates of National Expenditure

TABLE 21.7 MILITARY HEALTH SUPPORT (CONTINUED)

---------------------------------------------------------------------------------------------------------------------
                                                                         ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                               --------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                1 171 823   1 300 865   1 287 149       1 547 976   1 640 134   1 759 013  1 888 235
                               --------------------------------------------------------------------------------------
Compensation of employees         785 233     886 444     951 321       1 116 356   1 079 509   1 140 062  1 204 131
Goods and services                382 264     408 918     332 365         431 620     560 625     618 951    684 104
of which:
Communication                       6 987       9 223      10 584           7 626       9 962      10 363     10 770
Computer Services                   2 276         289       1 085          30 254      44 925      45 478     39 298
Inventory                         199 886     236 078     182 487         207 484     271 216     315 818    365 510
Maintenance repair and running     15 384      16 419      13 805          37 211      32 579      29 972     31 261
cost
Travel and subsistence             17 388      19 759      15 292          20 023      27 093      27 588     27 918
Financial transactions in
assets and liabilities              4 326       5 503       3 463              --          --          --         --
                               --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES             1 444       1 466       1 831           1 997         401          --         --
                               --------------------------------------------------------------------------------------
Provinces and municipalities        1 444       1 466       1 831           1 997         401          --         --
                               --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS        61 885      52 343      31 448          33 894      43 287      49 346     51 897
                               --------------------------------------------------------------------------------------
Machinery and equipment            61 885      52 343      31 448          33 565      42 944      49 003     51 554
Software and other intangible
assets                                 --          --          --             329         343         343        343
                               --------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL                           1 235 152   1 354 674   1 320 428       1 583 867   1 683 822   1 808 359  1 940 132
---------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The Military Health Support programme comprises on average 6,9 per cent of the department's total budget over the 2006 MTEF, and its expenditure grows at an average annual rate of 7 per cent over this period.

The Strategic Direction subprogramme's expenditure drops by 10,9 per cent in
2006/07, with lower levels of expenditure continuing throughout the 2006 MTEF.
This is mainly because the Military Health Support subprogramme took over the responsibility for the health informatics system, which increases its expenditure by 18,3 per cent in 2006/07. The strong increase of 18 per cent in the Product Support Capability subprogamme from 2005/06 to 2007/08 is because of additional allocations of R31,2 million, R34,2 million and R46,2 million for improvements to the health informatics system. Further, R8 million in 2005/06 and R12 million in 2006/07 were assigned to the Product Support Capability subprogramme for improvements to the military health depot to ensure compliance with health legislation.

The substantial increase of 13,4 per cent in the Area Military Health Service subprogramme from 2004/05 to 2008/09 is mainly due to the additional allocations received for pharmaceuticals. These allocations were R40 million in 2005/06, R43 million in 2006/07 and R46,2 million in 2007/08. A further R12 million, R12 million and R14 million were allocated for the presidential medical task team in the same years. Additional allocations of R26 million in 2006/07, R32 million in
2007/08 and R58 million in 2008/09 in the 2006 Budget go to the rollout of anti-retroviral medicine for HIV and Aids. The decrease of 13,7 per cent in the
Specialist/Tertiary Health Service subprogramme's expenditure in 2006/07 is mainly because ambulance services were moved to the Area Military Health Service subprogramme.

Expenditure on the Base Support Capability subprogramme is expected to increase by 40,5 per cent in 2006/07 and grow at a growth rate of 19 per cent over the
MTEF, due to the centralisation of the common commodities of the units in the
Tshwane area.

Expenditure on the Military Health Training Capability subprogramme increases by
17,4 per cent in 2006/07 to fund the filling of training posts and the longer term employment of MSDS members at the military health training formation.

                                                                Vote 21: Defence

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

In 2004/05, South African Military Health Service (SAMHS) healthcare professionals issued approximately 1,2 million prescriptions resulting in the dispensing of approximately 3,6 million medical items, at an average of three items per prescription. The SAMHS was able to limit the cost to an average of
R97,18 per prescription by using generic medication and relying on a code list limiting the number of choices on similar medication. 27 553 members and dependants were hospitalised in SAMHS facilities at an average stay of 3,4 days per patient. The average cost per inpatient day was R943,26.

SELECTED MEDIUM-TERM OUTPUT TARGETS

MILITARY HEALTH SUPPORT

MEASURABLE OBJECTIVE: In support of the defence of South Africa, provide prepared and supported military medical health capabilities, services and facilities that meet Government's requirements.

--------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                    MEASURE/INDICATOR              TARGET
--------------------------------------------------------------------------------------------------

Strategic          Military health           The degree to which            100%
Direction          strategic direction       military health service
                                             policies, strategies and
                                             plans are implemented
--------------------------------------------------------------------------------------------------
Military Health    Combat ready              The degree to which the        100% as specified in
Support            medical elements          required combat readiness      the readiness
                                             states are achieved            schedules
--------------------------------------------------------------------------------------------------
Area Military      Local                     Degree of compliance with      100%
Health Service     multidisciplinary         departmental health
                   health facilities         requirements
                   and services
--------------------------------------------------------------------------------------------------
Specialist/        Tertiary military         Degree of adherence to         100%
Tertiary Health    health services           codes of conduct
Service
--------------------------------------------------------------------------------------------------
Product Support    Logistic support          Degree of compliance with      100%
Capability                                   service level agreements
--------------------------------------------------------------------------------------------------
Base Support       Management of             Degree to which health         100%
Capability         medical bases             regulatory requirements
                                             are met
--------------------------------------------------------------------------------------------------
Military Health    Trained SAMHS             Degree to which planned        100% as per SAMHS
Training           personnel                 training is achieved           training plan
Capability
--------------------------------------------------------------------------------------------------

PROGRAMME 6: DEFENCE INTELLIGENCE

The Defence Intelligence programme provides defence intelligence and counter-intelligence for operational security in support of the department. It also provides for personnel vetting.

There are three subprogrammes:

o     Strategic Direction provides defence intelligence policy, doctrine and advice to support the department's decision-making and policy formulation processes.

o     Operations provides defence intelligence and counter-intelligence capabilities and services to predict and inform clients in a timely manner.

o     Defence Intelligence Support Services provides human resources, logistic, planning, security, labour relations, training and information support services to the defence intelligence community.

                                                                             477

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 21.8 DEFENCE INTELLIGENCE

---------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                             ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                               --------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

Strategic Direction                   214         170         156             130         203         140        143
Operations                         11 991      12 685      11 510           7 965       7 464       7 851      8 088
Defence Intelligence Support      120 053     121 052     124 123         136 646     135 995     143 280    150 608
Services
---------------------------------------------------------------------------------------------------------------------
TOTAL                             132 258     133 907     135 789         144 741     143 662     151 271    158 839
---------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                             (4 045)    (12 337)    (12 962)    (7 781)
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  127 855     128 035     130 945         140 434     140 296     147 543    154 937
                               --------------------------------------------------------------------------------------
Compensation of employees         105 224     107 889     109 922         116 179     120 164     126 703    133 576
Goods and services                 22 564      20 095      21 003          24 255      20 132      20 840     21 361
of which:
Communication                       1 217       1 095       1 190           1 857       1 659       1 708      1 751
Consultants, contractors and        5 644       4 817       4 327           4 327       4 510       4 645      4 761
special services
Inventory                           3 255       3 606       4 405           4 701       6 627       6 931      7 104
Maintenance repair and running      3 236       3 146       4 950           7 705       2 137       2 201      2 256
cost
Travel and subsistence              4 900       2 882       1 957           1 699       1 570       1 617      1 658
Financial transactions in              67          51          20              --          --          --         --
assets and liabilities
                               --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES               195         254         207             246          67          --         --
                               --------------------------------------------------------------------------------------
Provinces and municipalities          195         254         207             246          67          --         --
                               --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS         4 208       5 618       4 637           4 061       3 299       3 728      3 902
                               --------------------------------------------------------------------------------------
Machinery and equipment             4 208       5 618       4 637           4 061       3 299       3 728      3 902
                               --------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL                             132 258     133 907     135 789         144 741     143 662     151 271    158 839
---------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The Defence Intelligence programme takes up on average 0,6 per cent of the department's total budget over the MTEF. Expenditure on this programme grows at an average annual rate of 3,1 per cent from R132,3 million in 2002/03 to R158,8 million in 2008/09. The expected slight decline in expenditure in 2006/07 is because of decreases in expenditure in the Operations and Defence Intelligence
Support Services subprogrammes. This, in turn, is because the projected expenditure of various intelligence-related projects in the intelligence and counter-intelligence areas has been moved to the Special Defence Account programme.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The Defence Intelligence programme has made a concerted effort to maintain and expand its current network of local, regional and international sources to be able to process accurate and timely information and intelligence. This was evident from the increase in intelligence reports and products produced in
2004/05, from 454 in 2003/04 to 482.

                                                                Vote 21: Defence

SELECTED MEDIUM-TERM OUTPUT TARGETS

DEFENCE INTELLIGENCE

MEASURABLE OBJECTIVE: Defend and protect South Africa by providing defence intelligence and counter-intelligence products and services that meet
Government's requirements.

--------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                    MEASURE/INDICATOR              TARGET
--------------------------------------------------------------------------------------------------

Strategic          Defence intelligence      The degree to which defence    100%
Direction          strategic direction       intelligence policies,
                                             strategies and plans are
                                             implemented
--------------------------------------------------------------------------------------------------
Operations         Defence intelligence      Proportion of intelligence     100%
                   and counter-              reports generated according
                   intelligence              to the approved
                                             intelligence schedule.
--------------------------------------------------------------------------------------------------
Defence            Trained defence           Degree to which planned        100% as per human
Intelligence       intelligence personnel    training and development of    resources plan
Support Services                             staff are achieved
--------------------------------------------------------------------------------------------------

PROGRAMME 7: JOINT SUPPORT

The Joint Support programme provides support capabilities, facilities and services to the department. It establishes, provides training in, and maintains the following areas: joint logistics; ICT; military police; vocational training;
joint training; and acquisition services. It helps organisations related to the department, like the Armaments Corporation of South Africa (Armscor), the
Part-time Force Council, the South African First Aid League, St Johns Ambulance
Brigade, the Medical Fund for Military Members retired before 1964, and the
SASSETA.

There are 10 subprogrammes:

o     Strategic Direction provides strategic direction to the Joint Support programme.

o     Joint Logistic Services provides logistic services to the department.

o     Command and Management Information Services provides a command and management information and related service to the department.

o     Military Police provides a military policing capability to the department.

o     Service Corps provides a demilitarisation service to individual members of the department.

o     Acquisition Services provides for project-related day-to-day expenditure associated with the armament acquisition programmes.

o     Joint Training provides the department with professional and non-combat functional learning opportunities.

o     Assistance provides financial support to the St Johns Ambulance Brigade and the medical fund established for defence members who retired before
      1964.

o     Departmental Support provides for the payment of corporate departmental obligations such as claims against the department, external audits and bank charges.

o     British Peace Support and Training Team provides for the personnel from the UK Department of Defence who provide services to the SANDF.

                                                                             479

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 21.9 JOINT SUPPORT

---------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                             ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                               --------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

Strategic Direction                 8 562       5 896       4 826           5 515       5 781       6 024      6 288
Joint Logistic Services           543 028     573 455     646 034         754 597     864 728   1 242 888  1 449 757
Command and Management            789 164     808 090     815 405         865 850     930 380   1 026 257  1 143 043
Information Services
Military Police                   192 658     209 927     215 650         231 436     256 250     262 508    275 031
Service Corps                      46 592      48 276      49 920          52 525      55 428      57 728     60 329
Acquisition Services                1 860       2 392       2 488             272         363         365        349
Joint Training                    104 778     101 906     104 223         108 577     114 383     119 971    125 434
Assistance                          3 710       3 930         283             315         325         325        325
Departmental Support              261 647     334 911     504 555         466 683     495 435     520 933    550 711
British Peace Support and          13 376      11 853          --           6 458       6 458       6 458         --
Training Team
---------------------------------------------------------------------------------------------------------------------
TOTAL                           1 965 375   2 100 636   2 343 384       2 492 228   2 729 531   3 243 457  3 611 267
---------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                              1 802         687      99 849    421 966
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                1 636 956   1 708 698   1 925 363       2 016 807   2 208 523   2 657 835  3 002 244
                               --------------------------------------------------------------------------------------
Compensation of employees         959 441   1 045 889   1 128 941       1 250 344   1 353 030   1 449 696  1 535 043
Goods and services                677 419     662 768     796 355         766 463     855 493   1 208 139  1 467 201
of which:
Communication                      12 941      17 521      16 459          17 773      21 483      24 738     24 070
Computer Services                 323 761     329 450     484 005         381 149     423 712     450 179    516 570
Consultants, contractors and       32 958      26 004      33 957          49 009      40 849      41 156     35 592
special services
Inventory                          66 252      69 269      68 839          79 814     101 503     107 351    114 034
Maintenance repair and running    119 092      79 910      77 958         104 775     141 717     451 563    609 327
cost
Travel and subsistence             26 475      31 405      27 401          33 532      35 415      37 345     37 429
Financial transactions in              96          41          67              --          --          --         --
assets and liabilities
                               --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES           222 806     263 630     294 995         372 194     408 038     426 878    447 411
                               --------------------------------------------------------------------------------------
Provinces and municipalities        1 737       1 988       2 267           2 666         768          --         --
Departmental agencies and           5 400       5 777       5 886           7 102       7 933       8 391      8 815
accounts
Public corporations and private   209 441     249 635     284 097         359 515     396 286     415 300    435 265
enterprises
Non-profit institutions             6 228       6 230       2 745           2 911       3 051       3 187      3 331
                               --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS       105 613     128 308     123 026         103 227     112 970     158 744    161 612
                               --------------------------------------------------------------------------------------
Buildings and other fixed          55 026      43 672      79 638          70 203      74 097      77 819     81 707
structures
Machinery and equipment            50 587      84 636      43 388          32 373      38 519      80 685     79 645
Software and other intangible
assets                                 --          --          --             651         354         240        260
                               --------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL                           1 965 375   2 100 636   2 343 384       2 492 228   2 729 531   3 243 457  3 611 267
---------------------------------------------------------------------------------------------------------------------

                                                                Vote 21: Defence

TABLE 21.9 JOINT SUPPORT(CONTINUED)

---------------------------------------------------------------------------------------------------------------------
                                                                         ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                               --------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL AGENCIES AND
ACCOUNTS
PUBLIC ENTITIES
CURRENT                             5 400       5 777       5 886           7 102       7 933       8 391      8 815
                               --------------------------------------------------------------------------------------
Safety and Security Sector          5 400       5 777       5 886           7 102       7 933       8 391      8 815
Education and Training Agency
                               --------------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PUBLIC CORPORATIONS
OTHER TRANSFERS
CURRENT                           209 441     249 635     284 097         359 515     396 286     415 300    435 265
                               --------------------------------------------------------------------------------------
Armaments Corporation of South    209 441     249 635     284 097         359 515     396 286     415 300    435 265
                               --------------------------------------------------------------------------------------
Africa Ltd
NON-PROFIT INSTITUTIONS
CURRENT                             6 228       6 230       2 745           2 911       3 051       3 187      3 331
                               --------------------------------------------------------------------------------------
SAN Community                       3 400       3 600          --              --          --          --         --
St Johns Ambulance Brigade             95          45          39              40          50          50         50
SA First-Aid League                    95          35          --              --          --          --         --
Medical Fund                          700         250         245             275         275         275        275
Part Time Force Council             1 938       2 300       2 461           2 596       2 726       2 862      3 006
                               --------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure is expected to continue its strong increase over the seven-year-period, rising from R2 billion in 2002/03 to R3,6 billion in 2008/09, an average annual increase of 10,7 per cent.

Expenditure on the Joint Logistics Services subprogramme is expected to increase rapidly between 2004/05 and 2008/09, at agrowth rate of 22,4 per cent, mainly as a result of the additional allocations. R5 million, R10 million and R50 million have been allocated to the Joint Logistic Services subprogramme from 2005/06 to
2007/08 for the disposal of surplus, redundant and obsolete ammunition.
Additional allocations of R10 million for 2005/06, R50 million for 2006/07 and
R250 million for 2007/08 were made for the repair and maintenance of the department's infrastructure. Further allocations of R80 million for 2007/08 and
R230 million for 2008/09 have also been allocated for this purpose in the 2006
Budget. Additional allocations of R50 million, R118 million and R200 million over the MTEF have been assigned to the Command and Management Information
Services subprogramme for upgrading and improving the defence information and communication systems.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Training

The department's youth foundation training programme is progressing well. By the end of 2004/05, 1 126 learners had successfully completed the programme since its inception in 2000. At the Military Academy, 76 per cent of third-year B.Mil students graduated. Three students from Botswana are presently studying at the
Military Academy and three students from France completed their Masters degree studies in 2005.

                                                                             481

2006 Estimates of National Expenditure

Service Corps

In 2004/05, the Service Corps initiated the military veterans project, which is registered with SASSETA and funded by the National Skills Fund. The Centre for
Advanced Training is currently presenting bridging training in mathematics and communication to 105 military veterans in line with national qualification framework level 2. The centre also provides technical training to serving members and is reskilling members who are about to leave the department through the mobility exit mechanism.

Military policing

The military police successfully finalised 2 430 criminal cases during 2004/05, compared to 2 273 in 2003/04. The electronic crime administration system was implemented in almost all the regions.

SELECTED MEDIUM-TERM OUTPUT TARGETS

JOINT SUPPORT

MEASURABLE OBJECTIVE: Support departmental activities by providing joint logistic, technological and military policing capabilities, services and facilities that meet Government's requirements.

--------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                    MEASURE/INDICATOR              TARGET
--------------------------------------------------------------------------------------------------

Strategic          Joint support             The degree to which joint      100%
Direction          strategic direction       support policies,
                                             strategies and plans are
                                             implemented
--------------------------------------------------------------------------------------------------
Joint Logistic     Integrated logistic       The degree to which service    100%
Services           system support            and performance agreements
                                             are achieved
--------------------------------------------------------------------------------------------------
Command and        Centralised command       The degree to which service    100%
Management         and management            and performance
Information        information services      agreements are achieved
Services
--------------------------------------------------------------------------------------------------
Military Police    Military policing         The degree to which service    100%
                   capability                and performance agreements
                                             are achieved
--------------------------------------------------------------------------------------------------
Service Corps      Reskilling service        The degree to which service    100%
                   for department            and performance agreements
                   personnel                 are achieved
--------------------------------------------------------------------------------------------------
Acquisition        Procurement of            Degree of adherence to time    At least 90% on time
Services           defence equipment         schedules
--------------------------------------------------------------------------------------------------
Joint Training     Professional and          Number of trainees             3 833
                   non-combat functional
                   learning services
--------------------------------------------------------------------------------------------------
Assistance         Assistance to             Degree of adherence to time    At least 90% on time
                   defence-related           schedules
                   organisations
--------------------------------------------------------------------------------------------------
Departmental       Legal services            Degree of adherence to time    At least 90% on time
Support                                      schedules
--------------------------------------------------------------------------------------------------
British Peace      Peace support             The degree to which planned    100%
Support and        training advice           training advice
Training Team                                is accepted
--------------------------------------------------------------------------------------------------

PROGRAMME 8: FORCE EMPLOYMENT

The Force Employment programme provides and manages an operational capability to conduct operations and joint and multinational military exercises. It also provides a special operation capability.

There are six subprogrammes:

o     Strategic Direction provides strategic direction to the Force Employment programme by formulating and controlling strategies, policies and plans for the employment of forces.

o     Operational Direction provides operational direction to joint and multinational task forces and joint tactical headquarters by means of operational level headquarters.

o     Special Operations provides and employs a special operations capability within the approved Special Forces mandate for the SANDF.

o     Regional Security provides for the deployment of forces in support of
      South Africa's commitment to peace regionally, continentally and globally.

o     Support to the People provides for the internal deployment of forces in support of the SAPS and other government departments.

                                                                Vote 21: Defence

o     Defence Capability Management provides for joint and multinational military force preparation exercises.

EXPENDITURE ESTIMATES

TABLE 21.10 FORCE EMPLOYMENT

---------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                             ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                               --------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

Strategic Direction                25 524      36 504      41 671          44 411      41 761      44 817     50 368
Operational Direction              79 349      72 057      70 806          81 735     101 428     108 548    120 851
Special Operations                117 028     130 340     137 036         157 081     174 372     200 642    228 612
Regional Security
  UN Peace Mission in the DRC      38 712     307 867     367 462         404 571     361 919     388 838    390 871
  Protection Support Detachment   261 935     422 882     332 600         347 500     362 392     380 250    382 517
  in Burundi (FIBER)
  World Summit on Sustainable       9 424          --          --              --          --          --         --
  Development
  Military Observers                   --          --          --             885       1 029       1 029      1 029
  African Union Mission in Sudan       --          --          --          69 144      95 041      80 482     80 958
  Support to the People           207 750     314 945     286 061         268 707     254 880     238 021    256 725
  Defence Capability Management     6 600       6 600       6 600           6 600      17 323      15 325     10 324
---------------------------------------------------------------------------------------------------------------------
TOTAL                             746 322   1 291 195   1 242 236       1 380 634   1 410 145   1 457 952  1 522 255
---------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                             16 928       4 024     (26 746)    15 977
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  681 403   1 247 880   1 217 833       1 321 641   1 331 116   1 373 548  1 446 501
                               --------------------------------------------------------------------------------------
Compensation of employees         333 168     416 212     476 408         517 357     506 064     548 329    600 912
Goods and services                348 161     831 560     741 425         804 284     825 052     825 219    845 589
of which:
Communication                       5 976       4 947       7 252           7 090      13 109      13 088     13 290
Consultants, contractors and        2 884       5 462       9 059          11 629      10 427       9 722     26 407
special services
Inventory                         107 523     241 501     194 158         105 435     136 760     136 996    136 459
Maintenance repair and running     13 309      75 018      58 450          42 194      38 167      49 364     47 858
cost
Travel and subsistence            124 609     260 550     363 878         394 753     361 388     354 950    355 537
Financial transactions in              74         108          --              --          --          --         --
assets and liabilities
                               --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES               316         329         398             460          59          --         --
                               --------------------------------------------------------------------------------------
Provinces and municipalities          316         329         398             460          59          --         --
                               --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS        64 603      42 986      24 005          58 533      78 970      84 404     75 754
                               --------------------------------------------------------------------------------------
Machinery and equipment            64 603      42 986      24 005          58 533      78 970      84 404     75 754
                               --------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL                             746 322   1 291 195   1 242 236       1 380 634   1 410 145   1 457 952  1 522 255
---------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure growth in the Force Employment programme is expected to slow down, from an average annual rate of 22,8 per cent between 2002/03 and 2005/06, to a moderate rate of 3,3 per cent betweenover the MTEF.

The large increase in expenditure between 2002/03 and 2005/06 on the Regional
Security subprogramme went towards setting up peace support operations. The lower level of expenditure on the Support to the People subprogramme over the
MTEF compared to previous years is because support to the SAPS is being reduced.
The substantial increase in 2006/07 in the Defence Capability Management subprogramme is because funds have been allocated to further develop the department's command and control model to improve acquisition processes for prime mission equipment. The large increase in the provision for the Operational
Direction subprogramme from

                                                                             483

2006 Estimates of National Expenditure

2006/07 onwards is because more staff have been appointed, including that needed to form nine tactical headquarters. Expenditure for the Special Operations subprogramme is expected to increase at an average of 11,8 per cent from 2002/03 to 2008/09. This is mainly because an incentive scheme to attract and retain
Special Forces personnel has been introduced, and highly specialised equipment and ammunition have been procured.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

External operations

Ongoing peace support operations have been conducted in the Democratic Republic of Congo (DRC), where approximately 1 350 members are deployed in support of a
UN mission. Since January 2005, the SANDF has also deployed a detachment of about 40 members to the DRC to help with the integration and democracy training of the Congolese army. In Burundi, approximately 1 265 SANDF members are being deployed in support of a UN mission. Members have also been deployed to
Ethiopia/Eritrea (7), Sudan (255) and Liberia (3). All external ordered operations were thus successfully executed.

Internal operations

The SANDF is gradually withdrawing and handing over the responsibility for border control and rural safeguarding operations to the SAPS as part of the
SANDF/exit-SAPS/entry strategy. In 2004/05, two successful internal operations, in conjunction with the SAPS, resulted in the confiscation of 1 379 weapons, 52
992kg of dagga, 43kg of cocaine, 2 390 mandrax tablets and 1 205 ecstasy tablets. During the same period, 3 908 stolen livestock and 578 stolen vehicles were recovered.

Joint and multinational military exercises

Exercise Indlovu, the aim of which was to exercise the joint operating capabilities of the SANDF, was successfully carried out from July 2004 to the end of October 2004. The SANDF also conducted four multinational exercises to build capacity during 2004/05, involving forces from the US, France, China,
Russia, South American countries and SADC countries.

SELECTED MEDIUM-TERM OUTPUT TARGETS

FORCE EMPLOYMENT

MEASURABLE OBJECTIVE: Contribute to national and regional security by initiating, planning, commanding and coordinating support for all operations and joint and multinational military exercises, as directed, and meeting
Government's requirements.

--------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                    MEASURE/INDICATOR              TARGET
---------------------------------------------------------------------------------------------------

Strategic          Force employment          The degree to which force      100%
Direction          strategic direction       employment policies,
                                             strategies and plans are
                                             implemented
---------------------------------------------------------------------------------------------------
Operational        Force employment          The degree to which force      100% as specified in
Direction          operational direction     employment combat readiness    the readiness schedules
                                             states are achieved
---------------------------------------------------------------------------------------------------
Special            Combat ready and          The degree to which special    100% as specified in
Operations         supported special         forces combat readiness        the readiness schedules
                   forces                    states are achieved
---------------------------------------------------------------------------------------------------

                                                                Vote 21: Defence

---------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                    MEASURE/INDICATOR              TARGET
---------------------------------------------------------------------------------------------------

Regional           Peace missions            The degree to which            100%
Security                                     external ordered operations
                                             are successfully executed
---------------------------------------------------------------------------------------------------
Support to the     Military support to       The degree to which            100%
People             other entities            internal ordered operations
                                             are successfully executed
---------------------------------------------------------------------------------------------------
Defence            Military force            Degree to which ordered        100%
Capability         preparation exercises     operations are successfully
Management                                   executed
---------------------------------------------------------------------------------------------------

PROGRAMME 9: SPECIAL DEFENCE ACCOUNT

The Special Defence Account programme provides for special defence activities and purchases, including procuring defence main equipment and strategic armaments, operating and maintaining defence main equipment, and financing intelligence-related defence activities.

There are four subprogrammes:

o     Procurement Services provides for the acquisition of armaments required by the department.

o     Strategic Defence Procurement provides for the acquisition of strategic armaments by the department.

o     Operating provides for the acquisition of equipment, spares and ammunition required to maintain and operate defence main equipment.

o     Intelligence Related provides for the financing of intelligence-related defence activities.

EXPENDITURE ESTIMATES

TABLE 21.11 SPECIAL DEFENCE ACCOUNT

---------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                             ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                               --------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

Procurement Services            1 071 407   1 414 781   1 956 567      1 674 709    2 891 151   3 151 887  3 122 206
Strategic Defence Procurement   6 475 900   5 889 034   4 501 866      6 909 469    4 536 249   3 632 756  3 158 482
Operating                         209 313     661 299     521 141        599 285      590 193     712 216    840 646
Intelligence Related               51 098      50 658      65 426         75 376      206 967     211 216    341 132
---------------------------------------------------------------------------------------------------------------------
TOTAL                           7 807 718   8 015 772   7 045 000      9 258 839    8 224 560   7 708 075  7 462 466
---------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                           243 460      (96 738)  1 036 414    693 831
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES         7 807 718   8 015 772   7 045 000      9 258 839    8 224 560   7 708 075  7 462 466
                               --------------------------------------------------------------------------------------
Departmental agencies and       7 807 718   8 015 772   7 045 000      9 258 839    8 224 560   7 708 075  7 462 466
accounts
                               --------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL                           7 807 718   8 015 772   7 045 000      9 258 839    8 224 560   7 708 075  7 462 466
---------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
---------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND
ACCOUNTS PUBLIC ENTITIES
CURRENT                         7 807 718   8 015 772   7 045 000      9 258 839    8 224 560   7 708 075  7 462 466
                               --------------------------------------------------------------------------------------
Special Defence Account         7 807 718   8 015 772   7 045 000      9 258 839    8 224 560   7 708 075  7 462 466
                               --------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure decreases from R9,3 billion in 2005/06 to R7,5 billion in 2008/09, an average annual decrease of 6,9 per cent. This is in line with the expected peaking of the expenditure on the

                                                                             485

2006 Estimates of National Expenditure

Strategic Defence Procurement subprogramme in 2005/06. However, the bulk of this programme's expenditure remains on Strategic Defence Procurement, which is expected to total R44,8 billion over 12 years, with the final payment due in
2011/12. The following table reflects the revised annual cost projections.

PROJECTED COSTS IN RELATION TO THE ACQUISITION OF STRATEGIC ARMAMENTS
--------------------------------------------------------------------------------
Fin Year          2000/01  2001/02  2002/03  2003/04  2004/05  2005/06
--------------------------------------------------------------------------------
R million           2 901    4 223    6 342    5 864    4 502    6 331
Fin Year          2006/07  2007/08  2008/09  2009/10  2010/11  2011/12   TOTAL
--------------------------------------------------------------------------------
R million           4 536    3 633    3 158    1 160    1 098    1 045  44 793
--------------------------------------------------------------------------------

There is no expenditure on compensation of employees associated with the Special
Defence Account programme. It is a holding account for financing equipment acquisition (including some without military specifications), strategic armaments acquisition, and related military activities.

The average increase of 65,4 per cent in the Intelligence Related subprogramme over the MTEF is due mainly to the additional allocations of R121 million for
2006/07, R121 million for 2007/08 and R247 million for 2008/09. These amounts have been earmarked for the partial establishment of a strategic imagery and electronic intelligence collection capability to detect air and maritime movement through passive electronic collection systems.

The increase of 72,6 per cent in the Procurement Services subprogramme in
2006/07 is mainly because of the need to upgrade the department's ICT infrastructure and aircraft.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The last two of the four patrol Corvettes were delivered during 2004/05. The first South African Gripen fighter aircraft was delivered in October 2005. Of the 30 light utility helicopters ordered, five were delivered to the SAAF.
Delivery of the last aircraft is expected by the middle of 2007.

Setting up an interim operational capability for the Rooivalk combat support helicopter, required for peace support operations, was not achieved. This was due to delays in the manufacturing process. The delivery of phase 1 of the ground-based air defence system that was scheduled for 2006 was also postponed by one year, due to similar problems.

SELECTED MEDIUM-TERM OUTPUT TARGETS

SPECIAL DEFENCE ACCOUNT

MEASURABLE OBJECTIVE: Meet the department's needs by acquiring and maintaining appropriate defence equipment and through activities that meet Government's requirements.

--------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                    MEASURE/INDICATOR              TARGET
--------------------------------------------------------------------------------------------------

Procurement        Procurement of            The degree of timely           100%
Services           defence equipment         delivery of equipment
                                             according to the
                                             acquisition master
                                             plan
--------------------------------------------------------------------------------------------------
Strategic          Procurement of            The degree of timely           100%
Defence            strategic defence         delivery of equipment
Procurement        equipment                 according to the
                                             acquisition master
                                             plan
--------------------------------------------------------------------------------------------------
Operating          Maintenance of            The degree of timely           100%
                   defence equipment         maintenance of
                                             equipment according
                                             to the acquisition
                                             master plan
--------------------------------------------------------------------------------------------------
Intelligence       Defence                   Proportion of                  100%
Related            intelligence              intelligence reports
                   products                  generated according
                                             to the approved
                                             intelligence schedule
--------------------------------------------------------------------------------------------------

                                                                Vote 21: Defence

PUBLIC ENTITIES REPORTING TO THE MINISTER

CASTLE CONTROL BOARD

The objectives of the Castle Control Board, as provided in the Castle Management
Act (1993), are to preserve and protect the military and cultural heritage of the Castle of Good Hope, to optimise its tourism potential and to maximise public access to the parts that are not used by the Department of Defence.

In 2004/05, 119 437 people visited the castle and the number of school tour groups increased by 10 per cent.

Since its inception, the Castle Control Board has received no direct contribution from any government department or agency. The board generates funds by charging entrance fees to patrons and offering catering services and conference facilities to the public. Donations from the general public are also received. Costs are incurred for the operation of the military museum in the castle. Although the Department of Public Works is responsible for restoring and maintaining the castle, there were delays due to financial constraints. As a result, critical maintenance and repair expenditure was financed by the Castle
Control Board, amounting to R16 000 in 2002/03, R35 000 in 2003/04 and R791 000
in 2004/05.

ARMAMENTS CORPORATION OF SOUTH AFRICA

The Armaments Corporation of South Africa (Armscor) was established in terms of section 2 of the Armaments Development and Production Act (1968). The objectives of the corporation are to meet the defence materiel requirements of the
Department of Defence effectively, efficiently and economically. Other responsibilities include defence technology, research, development, analysis, and test and evaluation requirements. In support of these primary functions,
Armscor provides services to administer the tender process, and related quality, legal, financial and security management services, as well as arms control compliance administration and the related IT capacity.

Armscor also disposes of defence materiel in accordance with the regulatory framework, supports and maintains strategic and essential defence industrial capabilities, resources and technologies identified by the department, and manages and maintains facilities identified as strategic by the department.
Armscor also undertakes acquisitions for the SAPS and other government departments.

Armscor is largely funded by a transfer payment from the department. The transfer payment increases by 10,3 per cent from R359 million in 2005/06 to R396 million in 2006/07. In terms of the Revenue Laws Amendment Act (2004) Armscor is now regarded as a VAT vendor and transfer payments to it are taxable. The increase is largely to accommodate this new expenditure item. The decrease in non-tax revenue and total expenses for 2007/08 are directly linked to the reduced contractual milestone payments for the acquisition of strategic armaments.

On 31 March 2005, Armscor's capital and reserves were valued at R385,9 million, against total assets of R588,2 million. Investments and cash form a substantial part of the assets and are reserved for financing specific future needs, like replacing capital equipment and shortfalls on current and medium-term expenditure. Over the medium term, the Armscor budget experiences a minor deficit.

                                                                             487

2006 Estimates of National Expenditure

TABLE 21.12 FINANCIAL SUMMARY FOR THE ARMAMENTS CORPORATION OF SOUTH AFRICA
(ARMSCOR)

---------------------------------------------------------------------------------------------------------------------
                                             OUTCOME                                    MEDIUM-TERM ESTIMATE
                               ----------------------------------               -------------------------------------
                                  AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                     OUTCOME
                               --------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                   647 625     893 648     852 386       1 083 035   1 031 520     840 660  1 004 129
                               --------------------------------------------------------------------------------------
Sale of goods and services        351 601     478 925     256 546         967 977     954 859     763 537    921 305
other than capital assets
of which:
Sales by market establishments    351 601     478 925     256 546         967 977     954 859     763 537    921 305
Other non-tax revenue             296 024     414 723     595 840         115 058      76 661      77 123     82 824
                               --------------------------------------------------------------------------------------
TRANSFERS RECEIVED                209 182     249 635     284 098         359 515     396 286     415 300    435 265
---------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                     856 807   1 143 283   1 136 484       1 442 550   1 427 806   1 255 960  1 439 394
---------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                   825 305   1 132 347   1 140 520       1 454 238   1 440 922   1 272 730  1 459 681
                               --------------------------------------------------------------------------------------
Compensation of employees         236 995     292 331     319 147         350 952     382 099     405 966    429 705
Goods and services                572 538     822 359     800 910       1 084 986   1 040 623     849 064  1 014 376
Depreciation                       15 772      17 657      20 463          18 300      18 200      17 700     15 600
                               --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES               506       1 109       1 183           1 320       1 531       1 623      1 720
---------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                    825 811   1 133 456   1 141 703       1 455 558   1 442 453   1 274 353  1 461 401
---------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                30 996       9 827      (5 219)        (13 008)    (14 647)    (18 393)   (22 007)
---------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
---------------------------------------------------------------------------------------------------------------------
Carrying value of assets          192 126     195 799     188 278         189 500     183 300     179 800    179 500
Inventory                           3 571       2 226       3 271           4 000       4 500       5 000      6 000
Receivables and prepayments        80 027     205 757     128 467         133 500     139 000     145 000    155 000
Cash and cash equivalents         260 219     263 272     268 173         255 800     246 553     231 460    206 253
---------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                      535 943     667 054     588 189         582 800     573 353     561 260    546 753
---------------------------------------------------------------------------------------------------------------------
Capital and reserves              381 300     391 127     385 908         372 900     358 253     339 860    317 853
Trade and other payables          132 255     250 434     182 249         188 300     191 800     196 300    201 800
Provisions                         22 388      25 493      20 032          21 600      23 300      25 100     27 100
---------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES      535 943     667 054     588 189         582 800     573 353     561 260    546 753
---------------------------------------------------------------------------------------------------------------------

Data provided by the Armaments Corporation of South Africa.

                                                                Vote 21: Defence

ANNEXURE

VOTE 21: DEFENCE

Table 21.A: Summary of expenditure trends and estimates per programme and economic classification

Table 21.B: Summary of personnel numbers and compensation of employees

Table 21.C: Summary of expenditure on training

Table 21.D: Summary of official development assistance expenditure

Table 21.E: Summary of expenditure on infrastructure

Table 21.F: Summary of departmental public-private partnership projects

                                                                             489

2006 Estimates of National Expenditure

TABLE 21.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

----------------------------------------------------------------------------------------------------------------------
PROGRAMME                            APPROPRIATION        AUDITED               APPROPRIATION                 REVISED
                                  MAIN      ADJUSTED      OUTCOME      MAIN      ADDITIONAL      ADJUSTED    ESTIMATE
                               ---------------------------------------------------------------------------------------
R thousand                              2004/05           2004/05                  2005/06                    2005/06
----------------------------------------------------------------------------------------------------------------------

1.  Administration                719 700   1 532 849   1 433 680     686 998         849 361   1 536 359   1 536 359
2.  Landward Defence            3 325 508   3 305 461   3 340 039   3 575 142         (63 310)  3 511 832   3 511 832
3.  Air Defence                 2 222 296   2 218 978   2 242 812   2 395 243          (6 377)  2 388 866   2 388 866
4.  Maritime Defence            1 092 571   1 086 239   1 097 975   1 211 774           7 038   1 218 812   1 218 812
5.  Military Health Support     1 305 559   1 305 227   1 320 428   1 577 578           6 289   1 583 867   1 583 867
6.  Defence Intelligence          145 820     134 820     135 789     148 786          (4 045)    144 741     144 741
7.  Joint Support               2 303 398   2 335 123   2 343 384   2 484 826           7 402   2 492 228   2 492 228
8.  Force Employment            1 218 866   1 238 653   1 242 236   1 363 706          16 928   1 380 634   1 380 634
9.  Special Defence Account     7 923 608   7 045 000   7 045 000   9 015 379         243 460   9 258 839   9 258 839
----------------------------------------------------------------------------------------------------------------------
TOTAL                          20 257 326  20 202 350  20 201 343  22 459 432       1 056 746  23 516 178  23 516 178
----------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION

----------------------------------------------------------------------------------------------------------------------
                                     APPROPRIATION         AUDITED              APPROPRIATION                 REVISED
                                  MAIN       ADJUSTED      OUTCOME      MAIN     ADDITIONAL      ADJUSTED    ESTIMATE
                               ---------------------------------------------------------------------------------------
R thousand                              2004/05            2004/05                 2005/06                    2005/06
----------------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS               11 957 772  12 776 704  12 363 974   12 837 175        769 135  13 606 310  13 606 310
                               ---------------------------------------------------------------------------------------
Compensation of employees       7 770 087   7 770 087   7 722 601    8 604 458       (161 576)  8 442 882   8 442 882
Goods and services              4 187 685   5 006 617   4 606 531    4 232 717        930 711   5 163 428   5 163 428
Financial transactions in              --          --      34 842           --             --          --          --
assets and liabilities
                               ---------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES         8 232 641   7 354 033   7 352 675    9 357 388        287 611   9 644 999   9 644 999
                               ---------------------------------------------------------------------------------------
Provinces and municipalities       16 024      16 024      14 855       16 632             --      16 632      16 632
Departmental agencies and       8 213 806   7 335 198   7 050 886    9 022 481        243 460   9 265 941   9 265 941
accounts
Public corporations and                --          --     284 097      315 364         44 151     359 515     359 515
private
enterprises
Non-profit institutions             2 811       2 811       2 837        2 911             --       2 911       2 911
                               ---------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS        66 913      71 613     484 694      264 869             --     264 869     264 869
                               ---------------------------------------------------------------------------------------
Buildings and other fixed          66 913      71 613      79 638       70 203             --      70 203      70 203
structures
Machinery and equipment                --          --     405 056      193 019             --     193 019     193 019
Software and intangible assets         --          --          --        1 647             --       1 647       1 647
                               ---------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
TOTAL                          20 257 326  20 202 350  20 201 343   22 459 432      1 056 746  23 516 178  23 516 178
----------------------------------------------------------------------------------------------------------------------

TABLE 21.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

---------------------------------------------------------------------------------------------------------------------
                                                                         ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATES
                               --------------------------------------------------------------------------------------
                                  2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME
CONTRACT EMPLOYEES
Compensation (R thousand)       6 601 419   7 018 726   7 546 233       8 315 248   8 806 428   9 342 092  9 856 155
Unit cost (R thousand)                 88          94          97             116         110         115        122
Compensation as % of total           97.7%       97.6%       97.7%           98.5%       98.1%       98.3%      98.3%
Personnel numbers                  75 290      74 599      77 465          71 705      79 925      81 284     80 575
(head count)
B. PART-TIME AND TEMPORARY
CONTRACT EMPLOYEES
Compensation (R thousand)         152 649     174 007     176 368         127 634     169 558     162 540    170 986
Unit cost (R thousand)
Compensation as % of total            2.3%        2.4%        2.3%            1.5%        1.9%        1.7%       1.7%
Unit cost (R thousand)
---------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)       6 754 068   7 192 733   7 722 601       8 442 882   8 975 986   9 504 632 10 027 141
UNIT COST (R THOUSAND)                 90          96         100             118         112         117        124
PERSONNEL NUMBERS                  75 290      74 599      77 465          71 705      79 925      81 284     80 575
(HEAD COUNT)
---------------------------------------------------------------------------------------------------------------------

                                                                Vote 21: Defence

TABLE 21.C SUMMARY OF EXPENDITURE ON TRAINING

---------------------------------------------------------------------------------------------------------------------
                                                                         ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATES
                               --------------------------------------------------------------------------------------
                                  2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)           47 340      76 047      64 006          73 901      77 413      77 955     81 893
---------------------------------------------------------------------------------------------------------------------
TOTAL                              47 340      76 047      64 006          73 901      77 413      77 955     81 893
---------------------------------------------------------------------------------------------------------------------

TABLE 21.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

---------------------------------------------------------------------------------------------------------------------
DONOR           PROJECT      CASH/                                     ADJUSTED
                             KIND         AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ----------------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05         2005/06    2006/07    2007/08      2008/09
---------------------------------------------------------------------------------------------------------------------

FOREIGN
Various       Improving      Kind       103        --        --              --         --         --           --
              service
              delivery
Beckman       CX Delta       Kind        --        --        --              --         --         --           --
Coulter       machine to
              improve
              medical core
United        Aids           Kind     4 653        --        --              --         --         --           --
States of     awareness
America
United        Training       Kind        --        --        --              --         --         --           --
States of     assistance
America
Unknown       Promotional    Kind         2        --        --              --         --         --           --
              Items
Netherlands   African        Cash        --     4 792     1 980              --         --         --           --
              mission in
              Burundi
              (ROE$1=R6.39)

---------------------------------------------------------------------------------------------------------------------
TOTAL                                 4 758     4 792     1 980              --         --         --           --
---------------------------------------------------------------------------------------------------------------------

TABLE 21.E SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

---------------------------------------------------------------------------------------------------------------------
DESCRIPTION           SERVICE DELIVERY OUTPUTS                           ADJUSTED
                                         AUDITED OUTCOME            APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                               --------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04     2004/05         2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

GROUPS OF SMALL PROJECTS OR
PROGRAMMES
Upgrading and installations of     55 026      43 672      79 638          37 103      39 065      67 768     45 656
Defence buildings
Upgrading of military hospitals        --          --          --          33 100      19 500       6 000     17 000
Construction of ammunition             --          --          --              --       2 000       1 000         --
storage
Construction of accomodation           --          --          --              --         500       2 000     19 000
facility
Upgrading of fire detection and        --          --          --              --      13 000       1 000         --
prevention facility
MAINTENANCE ON INFRASTRUCTURE
(CAPITAL)

Maintenance and repair of          85 710      86 340      74 505         127 319     136 216     404 865    562 816
buildings
---------------------------------------------------------------------------------------------------------------------
TOTAL                             140 736     130 012     154 143         197 522     210 281     482 633    644 472
---------------------------------------------------------------------------------------------------------------------

TABLE 21.F SUMMARY OF DEPARTMENTAL PUBLIC-PRIVATE PARTNERSHIP PROJECTS

---------------------------------------------------------------------------------------------------------------------
                                                                         BUDGET
                                                          TOTAL       EXPENDITURE  MEDIUM-TERM EXPENDITURE ESTIMATE
                                                        COST OF  ----------------------------------------------------
R thousand                                              PROJECT           2005/06     2006/07     2007/08    2008/09
---------------------------------------------------------------------------------------------------------------------

PROJECTS IN PREPARATION, REGISTERED IN TERMS OF TREASURY  1 800             1 800          --          --         --
REGULATION 16(1)
Advisory fees                                             1 800             1 800          --          --         --
---------------------------------------------------------------------------------------------------------------------
TOTAL                                                     1 800             1 800          --          --         --
---------------------------------------------------------------------------------------------------------------------

1.    Only projects that have received Treasury Approval: 1

                                                                             491

2006 Estimates of National Expenditure

                                                                         VOTE 22

INDEPENDENT COMPLAINTS DIRECTORATE

--------------------------------------------------------------------------------
                                        2006/07           2007/08     2008/09
R THOUSAND                         TO BE APPROPRIATED
--------------------------------------------------------------------------------
MTEF ALLOCATIONS                         65 906            73 891      83 367
  OF WHICH:
  Current payments                       64 034            72 314      81 598
  Transfers and subsidies                    72                42          44
  Payments for capital assets             1 800             1 535       1 725
--------------------------------------------------------------------------------
STATUTORY AMOUNTS                          --                --          --
--------------------------------------------------------------------------------
Executive authority              Minister for Safety and Security
Accounting officer               Executive Director of the Independent
                                 Complaints Directorate
--------------------------------------------------------------------------------

AIM

The aim of the Independent Complaints Directorate is to investigate complaints of misconduct, corruption and criminality allegedly committed by members of the
South African Police Service and Municipal Police Services and to make appropriate reactive and proactive recommendations, to reduce the incidence of the behaviour that gives rise to such complaints.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide for the overall management, policy development and organisation of the
Independent Complaints Directorate, in line with government prescripts.

PROGRAMME 2: INVESTIGATION OF COMPLAINTS

Investigate deaths in police custody and as a result of police action, and any complaints of misconduct, criminality and corruption allegedly committed by a police officer.

PROGRAMME 3: INFORMATION MANAGEMENT AND RESEARCH

Receive, register and process complaints of misconduct, criminality and corruption committed by a police officer as well as notifications of police-related deaths. Monitor the implementation of the Domestic Violence Act
(1998) by the South African Police Service and Municipal Police Services. Manage
all information. Recommend solutions to inherent policing problems.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The legal mandate of the Independent Complaints Directorate (ICD) is to
investigate all deaths in police custody and as a result of police action, as well as criminal offences allegedly committed by members of the South African
Police Service (SAPS) and the Municipal Police Services (MPS). This includes investigating misconduct, corruption and poor service delivery.

                                                                             493

2006 Estimates of National Expenditure

Vision 2005

When it was first set up, the ICD could not fully execute its mandate: the most serious complaints were investigated by the ICD, while others were investigated by the SAPS and monitored by the ICD. Through its vision for 2005, the ICD committed itself to becoming a fully-fledged investigative body, investigating all complaints received. This ambitious vision was adopted because of increased budgetary provisions since 2002/03. The ICD reviewed its strategic objectives in
2004/05 to address backlogs in complaints about deaths in police custody or as a result of police action, criminality, and service-related complaints. It decided to no longer investigate less serious forms of misconduct, leaving this to the secretariat for safety and security. The ICD's ultimate aim is to permanently transfer the responsibility for investigating these cases to the secretariat to ensure that police management fulfil their role as custodians of discipline over their members.

Capacity

Developing internal capacity and retaining good staff are still critical.

Four provincial head positions at director level will be created in 2006/07, and more satellite offices will be opened in areas where there are the greatest number of complaints.

The integrity strengthening unit, established towards the end of 2004/05, was instrumental in developing a code of ethics which led to a confidential ethics telephone hotline and e-mail facility for whistle-blowing by employees.

Additional funding of R24 million over the medium-term expenditure framework
(MTEF) period will allow for the appointment of 14 additional investigators in
2006/07 and a further 20 and 29, in 2007/08 and 2008/09, respectively. The ICD anti-corruption command, tasked with investigating all corruption complaints registered against the SAPS and MPS, was established in 2004/05.

There has been an increased emphasis on proactive interventions to change and curb errant police behaviour. A new proactive oversight unit was established in
April 2005, which carries out targeted research on operations and systems, and undertakes trend and case analyses.

The Domestic Violence Act

The ICD continues to monitor the implementation of the Domestic Violence Act
(1998). There has been a decrease of 45 per cent in reported cases of both non-compliance with the act and domestic abuse perpetrated by police officials.

Co-operation with policing bodies

The ICD maintains relations with the SAPS and the MPS. The approved national protocol for the ICD, the SAPS, the MPS and the Department of Transport (at the
time responsible for training traffic officers) documents how they relate to each other and compliance with their respective mandates.

                                     Vote 22: Independent Complaints Directorate

EXPENDITURE ESTIMATES

TABLE 22.1 INDEPENDENT COMPLAINTS DIRECTORATE
-------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                          ADJUSTED    REVISED
                                      AUDITED OUTCOME         APPROPRIATION   ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                               ------------------------------------------------------------------------------------------
R thousand                      2002/03   2003/04   2004/05           2005/06              2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------------

1. Administration                15 826    16 525    17 801          22 132     22 132      22 717     24 094     25 460
2. Investigation of              13 855    16 948    20 103          22 132     22 132      29 094     34 955     42 324
   Complaints
3. Information                    5 902     7 807     9 080          10 527     10 527      14 095     14 842     15 583
   Management and
   Research
-------------------------------------------------------------------------------------------------------------------------
TOTAL                            35 583    41 280    46 984          54 791     54 791      65 906     73 891     83 367
-------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                        5 269      5 269       9 714     13 189     19 660
-------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 32 515    35 361    45 559          52 258     51 447      64 034     72 314     81 598
                               ------------------------------------------------------------------------------------------
Compensation of                  19 289    20 520    29 362          34 909     34 098      39 700     45 533     52 326
employees

Goods and services               13 226    14 841    16 197          17 349     17 349      24 334     26 781     29 272
of which:
Communication                     1 735     1 681     1 352           1 428      1 428       1 695      1 786      1 875
Computer Services                   990     1 328     1 572           1 660      1 660       1 960      2 067      2 171
Consultants,                      1 046     1 209       792             837        837       1 007      1 062      1 115
contractors and
special services
Inventory                           707       773       810             855        855       1 023      1 079      1 134
Operating leases                  3 351     3 793     4 394           4 748      4 748       5 092      5 488      5 910
Travel and                        3 285     3 482     3 995           4 219      4 219       5 135      5 418      5 688
subsistence
Other                             2 088     2 543     3 167           3 480      3 480       8 284      9 736     11 227
                               ------------------------------------------------------------------------------------------
TRANSFERS AND                        74        80        89             149        149          72         42         44
SUBSIDIES
                               ------------------------------------------------------------------------------------------
Provinces and                        53        57        60             113        113          32         --         --
municipalities
Departmental                         21        23        29              36         36          40         42         44
agencies and
accounts
                               ------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL              2 994     5 839     1 336           2 384      3 195       1 800      1 535      1 725
ASSETS
                               ------------------------------------------------------------------------------------------
Buildings and other                  --        --       366             575        575          --         --         --
fixed structures
Machinery and                     2 712     5 339       850           1 684      2 517       1 658      1 384      1 560
equipment
Software and other                  282       500       120             125        103         142        151        165
intangible assets
                               ------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL                            35 583    41 280    46 984          54 791     54 791      65 906     73 891     83 367
-------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure grows steadily over the seven years, increasing from R35,6 million in 2002/03 to R83,4 million in 2008/09, an average annual increase of 15,2 per cent. At least half of the expenditure is on compensation of employees, which rises from R34,9 million in 2005/06 to R52,3 million in 2008/09, at a rate of
14,4 per cent. Over the MTEF, all the programmes are expected to grow strongly, particularly Information Management and Research and Investigation of
Complaints, the latter growing the fastest, at a rate of 24,1 per cent.

In the 2006 Budget, additional allocations were made of R4 million for 2006/07,
R7 million for 2007/08 and R13 million for 2008/09. These will enable the ICD to continue to build its internal capacity to investigate all cases reported and to monitor the policing of domestic violence cases.

                                                                             495

2006 Estimates of National Expenditure

DEPARTMENTAL RECEIPTS

Revenue generated by the ICD is generally not significant, relating mainly to parking fees, commissions on insurance deductions, bursary debt and stale warrant vouchers. Following the clearing of suspense accounts and resultant payment of credits into revenue in 2002/03 and 2003/04, revenue generated by the
ICD decreased in 2004/05. Due to the projected increase in personnel, an increase in revenue is anticipated between 2005/06 and 2008/09.

TABLE 22.2 DEPARTMENTAL RECEIPTS
--------------------------------------------------------------------------------------------------------------
                                                                   ADJUSTED
                                      AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM RECEIPTS ESTIMATE
                               -------------------------------------------------------------------------------
R thousand                      2002/03   2003/04   2004/05         2005/06    2006/07     2007/08    2008/09
--------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS               307        94        28              36         42          45         50
                               -------------------------------------------------------------------------------
Sales of goods and services          12        94        28              36         42          45         50
produced by department
Financial transactions in           295        --        --              --         --          --         --
assets and liabilities
                               -------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
TOTAL                               307        94        28              36         42          45         50
--------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 22.3 ADMINISTRATION
--------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                       ADJUSTED
                                      AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                               -------------------------------------------------------------------------------
R thousand                      2002/03   2003/04   2004/05         2005/06    2006/07     2007/08    2008/09
--------------------------------------------------------------------------------------------------------------

Management                        3 351     2 976     3 349           5 887      6 314       6 649      6 981
Corporate Services                8 658     9 260     9 581          10 976     10 689      11 256     11 819
Property Managerment              3 817     4 289     4 871           5 269      5 714       6 189      6 660
--------------------------------------------------------------------------------------------------------------
TOTAL                            15 826    16 525    17 801          22 132     22 717      24 094     25 460
--------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                        5 269      6 473       7 137      7 664
--------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 14 517    14 419    17 183          20 536     22 446      23 829     25 182
                               -------------------------------------------------------------------------------
Compensation of employees         6 601     6 507     8 783          11 547     12 789      13 466     14 139
Goods and services                7 916     7 912     8 400           8 989      9 657      10 363     11 043
of which:
Communication                       680       649       364             384        407         427        448
Computer Services                   774       791       536             566        600         633        665
Consultants, contractors and        739       644       313             331        351         370        389
special
services
Operating leases                  3 242     3 596     4 161           4 502      4 691       5 065      5 464
Travel and subsistence              629       715       852             900        954       1 006      1 056
                               -------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES              41        43        51              71         50          42         44
                               -------------------------------------------------------------------------------
Provinces and municipalities         20        20        22              35         10          --         --
Departmental agencies and            21        23        29              36         40          42         44
accounts
                               -------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS       1 268     2 063       567           1 525        221         223        234
                               -------------------------------------------------------------------------------
Buildings and other fixed            --        --       366             575         --          --         --
structures
Machinery and equipment           1 228     1 926       170             919        190         190        199
Software and other intangible        40       137        31              31         31          33         35
assets
                               -------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
TOTAL                            15 826    16 525    17 801          22 132     22 717      24 094     25 460
--------------------------------------------------------------------------------------------------------------

                                     Vote 22: Independent Complaints Directorate

EXPENDITURE TRENDS

Expenditure for the Administration programme increases at an annual average rate of 8,2 per cent between 2002/03 and 2008/09, with expenditure rising from R15,8 million in 2002/03 to R25,5 million in 2008/09. Expenditure increased from R17,8 million in 2004/05 to R22,1 million in 2005/06 to cater for the costs of upgrading programme managers' posts and additional appointments in the supply chain management, special programmes and service delivery units. Expenditure on compensation of employees comprises 56,3 per cent of the total programme expenditure in 2006/07 compared to 52,2 per cent in 2005/06. Relocation costs due to space shortages, contributed to the increase in 2004/05.

Over the 2006 MTEF, growth will normalise, but will increase to cover the costs of relocating three new satellite offices and installing new local area networks.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Independent Complaints Directorate received the following amounts: R5,7 million is devolved to the department from the budget of Department Of Public Works in
2006/07, R6,2 million in 2007/08 and R6,7 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: INVESTIGATION OF COMPLAINTS

The Investigation of Complaints programme provides for investigations into all deaths in police custody and allegedly as a result of police action. It also provides for investigation of allegations of criminality, corruption and misconduct committed by members of the SAPS and the MPS, including allegations brought to the attention of the ICD by the Minister for Safety and Security or
his provincial counterparts.

There are two subprogrammes:

o     Investigation of Complaints investigates registered complaints of criminality, corruption and misconduct allegedly committed by members of the SAPS and the MPS

o     Legal Services provides legal advice to ICD officials.

EXPENDITURE ESTIMATES

TABLE 22.4 INVESTIGATION OF COMPLAINTS
--------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                       ADJUSTED
                                      AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                               -------------------------------------------------------------------------------
R thousand                      2002/03   2003/04   2004/05         2005/06    2006/07     2007/08    2008/09
--------------------------------------------------------------------------------------------------------------

Investigation of Complaints      13 135    16 139    19 182          21 107     27 271      33 035     40 308
Legal Services                      720       809       921           1 025      1 823       1 920      2 016
--------------------------------------------------------------------------------------------------------------
TOTAL                            13 855    16 948    20 103          22 132     29 094      34 955     42 324
--------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                           --      3 228       6 896     12 876
--------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 12 800    14 728    19 684          21 627     28 380      34 235     41 454
                               -------------------------------------------------------------------------------
Compensation of employees         8 812    10 276    14 031          15 485     18 809      23 536     29 230
Goods and services                3 988     4 452     5 653           6 142      9 571      10 699     12 224
of which:
Communication                       689       653       634             670        838         884        928
Computer Services                   135       326       750             792        990       1 044      1 096
Travel and subsistence            2 306     2 139     2 599           2 745      3 431       3 620      3 801
Other                               419       672       959           1 183      3 372       4 160      5 357
--------------------------------------------------------------------------------------------------------------

                                                                             497

2006 Estimates of National Expenditure

TABLE 22.4 INVESTIGATION OF COMPLAINTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------
                                                                   ADJUSTED
                                      AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                               -------------------------------------------------------------------------------
R thousand                      2002/03   2003/04   2004/05         2005/06    2006/07     2007/08    2008/09
--------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES              24        27        27              53         16          --         --
                               -------------------------------------------------------------------------------
Provinces and municipalities         24        27        27              53         16          --         --
                               -------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS       1 031     2 193       392             452        698         720        870
                               -------------------------------------------------------------------------------
Machinery and equipment             977     2 021       340             400        633         650        790
Software and other intangible        54       172        52              52         65          70         80
assets
                               -------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
TOTAL                            13 855    16 948    20 103          22 132     29 094      34 955     42 324
--------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure on Investigation of Complaints, the largest programme, is expected to accelerate its rapid growth over the MTEF, rising from R13,9 million in
2002/03 to R22,1 million in 2005/06 and reaching R42,3 million in 2008/09, an average annual increase of 20,5 per cent. This reflects the ICD's growing emphasis on investigating complaints. Most expenditure is on compensation of employees, which grows by 21,5 per cent from 2005/06 to 2006/07, along with complementary expenditure on goods and services, which grows especially rapidly by 55,8 per cent. Additional funding of R24 million over the MTEF will allow for the appointment of 14 more investigators in 2006/07, 20 in 2007/08 and 29 in
2008/09, reflecting the ICD's emphasis on the timely investigation of complaints.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The 2004/05 target of finalising 85 per cent of investigation reports on police criminality and misconduct within 180 days was not achieved, due to staff shortages. However, in this year, preliminary investigations into the 652 reported cases of deaths in police custody and as a result of police action were completed within the department's internal target of 14 days.

The 2004/05 target of implementing 80 per cent of recommendations made by the
Legal Services subprogramme has been met.

SELECTED MEDIUM-TERM OUTPUT TARGETS

INVESTIGATION OF COMPLAINTS

MEASURABLE OBJECTIVE: Contribute to maintaining the integrity of independent oversight. Inculcate a human rights ethic in policing through continuous investigations aimed at holding the police accountable in the exercising of their powers.

--------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                    MEASURE/INDICATOR              TARGET
--------------------------------------------------------------------------------------------------

Investigation of   Investigated complaints   Percentage of internal         60% of investigations
Complaints         of criminality or         investigations into deaths
                   misconduct by the SAPS    finalised within 180 days
                   and MPS

                                             Percentage of autopsy/post     70% of examinations
                                             mortem examinations at an
                                             identified location attended

                                             Percentage of preliminary      70% of preliminary
                                             investigations into deaths     investigations
                                             finalised within 30 days

                                             Frequency of written/oral      Every 30 days
                                             feedback on all complaints
--------------------------------------------------------------------------------------------------
Legal Services     Recommendations to ICD    Proportion of                  85% of recommendations
                   officials                 recommendations implemented
--------------------------------------------------------------------------------------------------

                                     Vote 22: Independent Complaints Directorate

PROGRAMME 3: INFORMATION MANAGEMENT AND RESEARCH

The Information Management and Research programme receives, registers and processes complaints from the community, the Minister for Safety and Security, and the relevant members of the provincial executive councils (MECs). It also oversees the investigation of any cases it refers to the SAPS, and monitors the implementation of the Domestic Violence Act (1998) by both the SAPS and the MPS.

There are two subprogrammes:

o     Monitoring and Research monitors cases being investigated and does proactive research.

o     Information Management System maintains a database which serves as a register for all complaints, and manages IT.

EXPENDITURE ESTIMATES

TABLE 22.5 INFORMATION MANAGEMENT AND RESEARCH
--------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                       ADJUSTED
                                      AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                               -------------------------------------------------------------------------------
R thousand                      2002/03   2003/04   2004/05         2005/06    2006/07     2007/08    2008/09
--------------------------------------------------------------------------------------------------------------

Monitoring and Research             566       349     1 469           1 571      1 665       1 753      1 840
Information Management System     5 336     7 458     7 611           8 956     12 430      13 089     13 743
--------------------------------------------------------------------------------------------------------------
TOTAL                             5 902     7 807     9 080          10 527     14 095      14 842     15 583
--------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                           --         13        (844)      (880)
--------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  5 198     6 214     8 692          10 095     13 208      14 250     14 962
                               -------------------------------------------------------------------------------
Compensation of employees         3 876     3 737     6 548           7 877      8 102       8 531      8 957
Goods and services                1 322     2 477     2 144           2 218      5 106       5 719      6 005
of which:
Communication                       366       379       354             374        450         475        499
Computer Services                    81       211       286             302        370         390        410
Consultants, contractors and        132       234       202             213        290         306        321
special services
Inventory                           217       372       311             328        410         433        455
Travel and subsistence              350       628       544             574        750         792        831
                               -------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES               9        10        11              25          6          --         --
                               -------------------------------------------------------------------------------
Provinces and municipalities          9        10        11              25          6          --         --
                               -------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS         695     1 583       377             407        881         592        621
                               -------------------------------------------------------------------------------
Machinery and equipment             507     1 392       340             365        835         544        571
Software and other intangible       188       191        37              42         46          48         50
assets
                               -------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
TOTAL                             5 902     7 807     9 080          10 527     14 095      14 842     15 583
--------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure over the 2006 MTEF continues to grow strongly, rising from R10,5 million in 2005/06 to R15,6 million in 2008/09, an average annual rate of 14 per cent, compared to 21,3 per cent from 2002/03 to 2005/06.

Expenditure on goods and services increases by 130 per cent from 2005/06 to
2006/07. This is to support more travelling for research projects. There is also a significant increase of 128,8 per cent in machinery and equipment from 2005/06 to 2006/07 in support of the increase in the number of investigations. Both the
Monitoring and Research and Information Management System subprogrammes are expected to grow strongly over the medium term, the latter growing the fastest at a rate of 15,3 per cent.

                                                                             499

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The 2004/05 target of producing two reports on preventing problems with domestic violence and four reports on systemic problems in policing was not met.

There were 652 reports in 2004/05 on deaths in police custody or as a result of police action, a decrease of 9 per cent from 2003/04. The number of criminal offences allegedly committed by members of the SAPS and the MPS increased to 1
731 in 2004/05, 18 per cent more than in 2003/04. Incidents of misconduct reported to the ICD decreased by 8 per cent from 2003/04. Overall the ICD registered 2 per cent less complaints than in the previous year. The ICD met the
2004/05 target of registering 70 per cent of all cases in 24 hours.

SELECTED MEDIUM-TERM OUTPUT TARGETS

INFORMATION MANAGEMENT AND RESEARCH

MEASURABLE OBJECTIVE: Contribute to the human rights focus in policing service delivery through managing a current complaints register and continuously analysing it to produce recommendation reports, including on the Domestic
Violence Act (1998).

--------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                    MEASURE/INDICATOR              TARGET
--------------------------------------------------------------------------------------------------

Monitoring and     Human rights culture in   Number of recommendation       At least 6 per year
Research           the SAPS and the MPS      reports addressing systemic
                                             human rights problems in
                                             policing

                   Implementation of the     Proportion of registered       75%
                   Domestic Violence Act     cases of non-compliance with
                   (1998) by the SAPS        the act ratified by SAPS for
                                             internal prosecution
--------------------------------------------------------------------------------------------------
Information        Comprehensive and         Proportion of cases            75%
Management System  reliable information on   registered within 24 hours
                   reported cases            of receipt
--------------------------------------------------------------------------------------------------

                                     Vote 22: Independent Complaints Directorate

ANNEXURE

VOTE 20: CORRECTIONAL SERVICES

Table 20A: Summary of expenditure trends and estimates per programme and economic classification

Table 20B: Summary of personnel numbers and compensation of employees

Table 20C: Summary of expenditure on training

Table 20D: Summery of official development assistance expenditure

                                                                             501

2006 Estimates of National Expenditure

TABLE 22.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
PROGRAMME                            APPROPRIATION         AUDITED              APPROPRIATION                 REVISED
                                   MAIN      ADJUSTED      OUTCOME     MAIN      ADDITIONAL      ADJUSTED    ESTIMATE
                                -------------------------------------------------------------------------------------
R thousand                              2004/05            2004/05                 2005/06                    2005/06
---------------------------------------------------------------------------------------------------------------------

1. Administration                  12 564       17 801      17 801     15 559           6 573       22 132     22 132
2. Investigation of                20 103       20 103      20 103     23 149          (1 017)      22 132     22 132
   Complaints
3. Information Management           9 447        9 081       9 080     10 814            (287)      10 527     10 527
   and Research
---------------------------------------------------------------------------------------------------------------------
TOTAL                              42 114       46 985      46 984     49 522           5 269       54 791     54 791
---------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   41 055       45 560      45 559     48 293           3 965       52 258     51 447
                                -------------------------------------------------------------------------------------
Compensation of employees          29 728       29 362      29 362     35 926          (1 017)      34 909     34 098
Goods and services                 11 327       16 198      16 197     12 367           4 982       17 349     17 349
                                -------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                89           89          89        149              --          149        149
                                -------------------------------------------------------------------------------------
Provinces and municipalities           60           60          60        113              --          113        113
Departmental agencies and              29           29          29         36              --           36         36
accounts
                                -------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           970        1 336       1 336      1 080           1 304        2 384      3 195
                                -------------------------------------------------------------------------------------
Buildings and other fixed              --          366         366         --             575          575        575
structures
Machinery and equipment               850          850         850        955             729        1 684      2 517
Software and intangible assets        120          120         120        125              --          125        103
                                -------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL                              42 114       46 985      46 984     49 522           5 269       54 791     54 791
---------------------------------------------------------------------------------------------------------------------

TABLE 22.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES
--------------------------------------------------------------------------------------------------------------
                                                                   ADJUSTED
                                      AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                               -------------------------------------------------------------------------------
                                2002/03   2003/04   2004/05         2005/06    2006/07     2007/08    2008/09
--------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME
CONTRACT EMPLOYEES
Compensation                     19 289    20 520    29 362          34 909     39 700      45 533     52 326
(R thousand)
Unit cost (R thousand)              148       163       177             201        172         176        177
Compensation as % of total         99.8%     99.8%     99.8%           99.8%      99.8%       99.8%      99.8%
Personnel numbers (head             130       126       166             174        231         259        296
count)
C. INTERNS
Compensation of interns              40        50        60              74         80          84         88
(R thousand)
Unit cost (R thousand)                2         2         2               2          2           2          2
Number of interns                    20        25        30              37         40          42         44
--------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION                     19 329    20 570    29 422          34 983     39 780      45 617     52 414
(R THOUSAND)
UNIT COST (R THOUSAND)              129       136       150             166        147         152        154
PERSONNEL NUMBERS                   150       151       196             211        271         301        340
(HEAD COUNT)
--------------------------------------------------------------------------------------------------------------

                                     Vote 22: Independent Complaints Directorate

TABLE 22.C SUMMARY OF EXPENDITURE ON TRAINING
--------------------------------------------------------------------------------------------------------------
                                                                   ADJUSTED
                                      AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                               -------------------------------------------------------------------------------
                                2002/03   2003/04   2004/05         2005/06    2006/07     2007/08    2008/09
--------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)            234       183       292             308        327         345        362
Number of employees trained          52       112        53              63         77          91        100
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)             91        62       100             106        113         120        127
Number of employees                  23        20        42              49         53          56         59
(head count)
--------------------------------------------------------------------------------------------------------------
TOTAL                               325       245       392             414        440         465        489
NUMBER OF EMPLOYEES                  75       132        95             112        130         147        159
--------------------------------------------------------------------------------------------------------------

TABLE 22.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE
------------------------------------------------------------------------------------------------------------------
DONOR           PROJECT     CASH/                                      ADJUSTED
                            KIND          AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -------------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05         2005/06    2006/07    2007/08      2008/09
------------------------------------------------------------------------------------------------------------------

FOREIGN
CWCIF         Conference:   Cash         --       300        75              --         --         --           --
              Policing
              Oversight
              in Africa
------------------------------------------------------------------------------------------------------------------
TOTAL                                    --       300        75              --         --         --           --
------------------------------------------------------------------------------------------------------------------

                                                                             503

2006 Estimates of National Expenditure

                                                                         VOTE 23

JUSTICE AND CONSTITUTIONAL DEVELOPMENT

--------------------------------------------------------------------------------------------------
                                      2006/07                     2007/08                2008/09
R THOUSAND                       TO BE APPROPRIATED
--------------------------------------------------------------------------------------------------

MTEF ALLOCATIONS                     6 269 880                   6 953 270               7 688 202
  OF WHICH:
  Current payments                   5 007 839                   5 588 367               6 193 520
  Transfers and subsidies              803 017                     874 961                 962 841
  Payments for capital assets          459 024                     489 942                 531 841
--------------------------------------------------------------------------------------------------
STATUTORY AMOUNTS                    1 042 665                   1 114 547               1 182 789
--------------------------------------------------------------------------------------------------
Executive authority              Minister for Justice and Constitutional Development
Accounting officer               Director-General of Justice and Constitutional
                                 Development
--------------------------------------------------------------------------------------------------

AIM

The aim of the Department of Justice and Constitutional Development is to uphold and protect the Constitution and the rule of law, and to provide accessible, fair, speedy and cost-effective administration of justice in the interests of a safer and more secure South Africa.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Manage the department, and develop strategies and policies for the efficient administration of justice.

PROGRAMME 2: COURT SERVICES

Provide and manage efficient court facilities, and facilitate the resolution of criminal, civil and family law matters in South Africa.

PROGRAMME 3: STATE LEGAL SERVICES

Provide legal and legislative services to government, supervise the administration of deceased and insolvent estates and the Guardian's Fund, prepare and promote legislation and facilitate constitutional development, and undertake research in support of this.

PROGRAMME 4: NATIONAL PROSECUTING AUTHORITY

Provide a co-ordinated prosecuting service, protect certain witnesses, and investigate serious organised unlawful conduct.

PROGRAMME 5: AUXILIARY AND ASSOCIATED SERVICES

Provide a variety of auxiliary services associated with the department's aims, and fund transfer payments to constitutional institutions, the Legal Aid Board, the Special Investigating Unit, the Represented Political Parties' Fund and the
President's Fund.

                                                                             505

2006 Estimates of National Expenditure

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

In terms of its medium-term strategic framework, the Department of Justice and
Constitutional Development is committed to delivering on the following three key strategic areas: ensuring access to justice for all South African, modernising justice services, and transforming justice.

Access to justice

Associated closely with the rationalisation of courts in South Africa is the re-demarcation of magisterial districts. The recently passed Constitution
Twelfth Amendment Act (2005) abolishes municipalities that operate across provincial boundaries in 16 areas. The rationalisation of courts continues to ensure effective co-ordination and accessing of services. It will also result in new court districts being proclaimed in densely populated areas such as Soweto and Mamelodi.

The rationalisation of the jurisdiction of the high courts to operate within the provincial demarcation continues, and involves the proportional distribution of caseloads, which ultimately bring services closer to local communities. To increase accessibility further, mobile courts will be provided in 2006/07 in remote areas, alleviating the hardship of long distance travel.

Extending the lay assessor system to some regional courts continues to increase public participation in judicial processes. This initiative narrows the bridge between the judiciary and the community it serves, and makes processes more accessible and credible to the public. The plea-bargaining and alternative sentencing initiatives continue to help reduce case backlogs, improving case cycle time. Also, following the Moseneke and Bhe judgements, the Office of the
Master of the High Court is being restructured to include service points for administering black deceased estates, previously administered by magistrates.

Modernising justice services

The department is in the third year of its courts turnaround strategy, implemented through the Re Aga Boswa (We are Rebuilding) project, which focuses on improving court efficiency. By January 2006, 71 area court management centres, headed by area court managers, had been established to oversee activities. Local court managers are being appointed for the 366 district courts. At provincial level, regional heads, assisted by the senior court managers, will co-ordinate court operations. The remainder of the vacant court and area court manager posts will be filled during 2006/07.

The court process pilot project was initiated in 2000 to pilot business process re-engineering and electronic filing of documents and dockets. The project yielded lessons in terms of court scheduling, case management and general court administration processes, now incorporated into the Re Aga Boswa project to ensure that other courts benefit. Having established the bulk of the IT infrastructure nationally, and operational systems, greater emphasis can be given to providing appropriate management information for more efficient management at court or regional levels.

Transforming the judiciary

One of the challenges facing the judicial system is inadequate female and black representation on the bench. In November 2005, of the 208 judges, 98 were black and 32 were women, and of a total of 1 828 magistrates, 828 were black and 491 were women. A comprehensive human resources development strategy to widen the pool of appropriately qualified female and black legal practitioners was finalised in August 2005. This includes a special judicial education programme with a view to giving identified candidates acting appointments. Parallel to this is the implementation of a broader judicial education programme and the transformation of the Justice College into a learning centre for the entire justice profession.

                                 Vote 23: Justice and Constitutional Development

Vulnerable groups

Vulnerable groups in South Africa remain an important focus for the department.
In December 2004, Cabinet approved the justice, crime prevention and security service charter for victims of crime. Its implementation plan has been integrated into the rollout of the Re Aga Boswa project, to ensure that there is sufficient capacity to implement the charter. A dedicated telephone line was launched in 2005/06 to provide crime victims with direct access to the courts.

Seventy sexual offences courts were in session at the end of August 2005, and 30 more will be in session by March 2006. These specialised courts allow sexual offences cases to be handled with sensitivity to eliminate secondary victimisation of already traumatised victims.

By the end of 2005/06, 260 designated equality courts should be functioning.
These courts deal with matters of discrimination. Section 16(1)(a) of the
Promotion of Equality and Prevention of Discrimination Act (2000) provides that every high court is an equality court for its area of jurisdiction.
Infrastructure for this is provided as new courts are set up, and more than 1290 magistrates and 300 clerks of court have been trained in equality matters. The equality court services will be extended to a further 100 courts during 2006/07.

The National Prosecuting Authority and its specialist units

The national prosecution service provides prosecution services in the lower and high courts in all of the nine provinces and collaborates with international stakeholders when necessary. The priority crimes litigation unit focuses on serious national and international crimes, including treason, sedition, terrorism, sabotage and foreign military crimes committed by mercenaries. The specialist commercial crime unit focuses on serious economic crimes. The sexual offences and community affairs unit develops strategy and oversees the management of sexual and domestic violence cases, human trafficking cases, maintenance offences and young offenders.

The directorate of special operations has the authority and flexibility to source multifaceted crime information, in particular on the trail of money, drugs and people in syndicated organised crime. The purpose of the directorate is to prioritise, investigate and prosecute particular serious crimes, organised crimes, and national impact crimes, which threaten democracy and the economy.
Focus areas include financial crime, organised public sector corruption, syndicated organised crime, racketeering, money laundering and human trafficking.

The assets forfeiture unit ensures that the powers in the Prevention of
Organised Crime Act (1988), to seize criminal assets, are used effectively. The unit focuses on restraining and forfeiting the proceeds of crime or the property used to commit crime. Forfeited money is paid into the criminal assets recovery account, unless there is an identified victim of the crime. A committee has been established to advise Cabinet on using these funds to further combat crime or assist victims.

EXPENDITURE ESTIMATES

TABLE 23.1 JUSTICE AND CONSTITUTIONAL DEVELOPMENT

------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                             ADJUSTED     REVISED
                                         AUDITED OUTCOME         APPROPRIATION    ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                               -----------------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04     2004/05          2005/06            2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------------

1. Administration                  491 584     577 721     831 050     659 576     659 576     761 679     848 747     920 701
2. Court Services                1 456 306   1 689 304   1 686 954   2 289 577   2 289 577   2 609 746   2 927 983   3 202 664
3. State Legal                     181 489     231 273     222 684     313 824     313 824     376 354     421 731     478 613
   Services
4. National                        923 877   1 048 061   1 170 435   1 354 810   1 354 810   1 535 562   1 709 691   1 947 314
   Prosecuting
   Authority
5. Auxiliary and                   933 319     690 056     758 888     838 243     838 243     986 539   1 045 118   1 138 910
   Associated
   Services
------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                         3 986 575   4 236 415   4 670 011   5 456 030   5 456 030   6 269 880   6 953 270   7 688 202
------------------------------------------------------------------------------------------------------------------------------

                                                                             507

2006 Estimates of National Expenditure

TABLE 23.1 JUSTICE AND CONSTITUTIONAL DEVELOPMENT (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------
                                                                      ADJUSTED     REVISED
                                          AUDITED OUTCOME        APPROPRIATION    ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                               -----------------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04     2004/05          2005/06            2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------------

DIRECT CHARGE ON                   699 235     729 703     829 355     849 977   1 047 296   1 042 665   1 114 547   1 182 789
NATIONAL REVENUE FUND
                               -----------------------------------------------------------------------------------------------
Judges' Salaries                   175 296     195 327     242 093     187 877     265 917     234 149     264 106     279 143
Magistrates' Salaries              523 939     534 376     587 262     662 100     781 379     808 516     850 441     903 646
                               -----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
TOTAL                            4 685 810   4 966 118   5 499 366   6 306 007   6 503 326   7 312 545   8 067 817   8 870 991
------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                         383 969     581 288     816 282   1 078 941   1 476 872
------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 3 463 122   3 994 933   4 418 308   5 137 970   5 322 538   6 050 504   6 702 914   7 376 309
                               -----------------------------------------------------------------------------------------------
Compensation of                  2 310 252   2 673 108   2 969 625   3 253 966   3 451 285   3 971 716   4 341 140   4 787 555
employees
Goods and services               1 151 438   1 321 825   1 356 347   1 884 004   1 834 066   2 078 788   2 361 774   2 588 754
of which:
Communication                      118 068      89 694     107 675     143 011     143 011     120 929     129 524     142 544
Computer Services                  141 281     111 925      98 376     139 075     139 075     152 535     163 400     167 620
Consultants,                       233 308     231 541     271 493     310 485     310 485     553 527     613 695     638 337
contractors and
special services
Inventory                           35 643      59 919      62 487     114 015     114 015     162 220     175 395     192 491
Maintenance repair                   7 185      18 127      21 292      24 112      24 112      15 302      16 019      16 752
and running cost
Operating leases                   139 637     167 070     231 281     247 728     247 728     279 834     310 807     330 915
Travel and                          69 589     152 298     124 116     141 956     141 956     152 655     169 432     189 230
subsistence
Municipal Services                  62 625      66 064      69 354      74 852      74 852      87 754      95 174     101 166
Witness and Related                 35 394      83 407      87 217      91 295      91 295     102 144     110 008     114 020
Fees
Financial transactions               1 432          --      92 336          --      37 187          --          --          --
in assets and
liabilities
                               -----------------------------------------------------------------------------------------------
TRANSFERS AND                      826 274     567 215     634 250     697 133     709 884     803 017     874 961     962 841
SUBSIDIES
                               -----------------------------------------------------------------------------------------------
Provinces and                        7 175       7 614       8 480       7 784       7 784       4 753          --          --
municipalities
Departmental                       818 666     556 601     609 935     685 407     685 407     794 620     871 135     958 731
agencies and
accounts
Foreign governments                    433       3 000       3 285       3 942       3 942       3 644       3 826       4 110
and international
organisations
Households                              --          --      12 550          --      12 751          --          --          --
                               -----------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL               396 414     403 970     446 808     470 904     470 904     459 024     489 942     531 841
ASSETS
                               -----------------------------------------------------------------------------------------------
Buildings and other                271 138     258 017     270 483     317 975     317 975     268 134     293 622     305 977
fixed structures
Machinery and                      125 276     145 172     166 612     151 135     151 135     189 870     194 090     223 508
equipment
Software and other                      --         781       9 713       1 794       1 794       1 020       2 230       2 356
intangible assets
                               -----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
TOTAL                            4 685 810   4 966 118   5 499 366   6 306 007   6 503 326   7 312 545   8 067 817   8 870 991
------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Between 2002/03 and 2008/09, the department's budget, including statutory amounts, is expected to increase at an average annual rate of 11,2 per cent, from R4,7 billion to R8,9 billion. The largest

                                 Vote 23: Justice and Constitutional Development

part of this increase goes towards increasing personnel capacity and providing services, hence the relatively large increases in the Court Services and
National Prosecuting Authority programmes.

The 2006 Budget sets out additional allocations of R495 million for 2006/07,
R722 million for 2007/08 and R1,1 billion for 2008/09 mainly for spending on the policy priorities of improving access and increased capacity, but also for an increase in the statutory provision for judges' and magistrates' salaries.

DEPARTMENTAL RECEIPTS

The large increase in receipts in 2003/04 was mainly due to the recovery of R120 million from the Legal Aid Board of surplus funds that had not been surrendered to the National Revenue Fund. The receipts from fines, penalties and forfeits are set to increase, especially in 2006/07, as court fines now start to flow through the department's financial system going into the medium-term expenditure framework (MTEF) period.

TABLE 23.2 DEPARTMENTAL RECEIPTS

--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM RECEIPTS ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                117 122     192 865     177 643     126 884     246 976     194 813     206 109
                                  ----------------------------------------------------------------------------------
Sales of goods and services            2 291       2 864      55 640       8 712      10 927      10 241      10 835
produced by department
Fines, penalties and forfeits          2 577       1 527       2 868      63 471     161 214     124 567     131 790
Interest, dividends and rent on       57 860      34 957      58 593      24 963      26 455      27 657      29 261
land
Sales of capital assets                   99         303         110         987       1 000       1 236       1 308
Financial transactions in assets      54 295     153 214      60 432      28 751      47 380      31 112      32 916
and liabilities
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                117 122     192 865     177 643     126 884     246 976     194 813     206 109
--------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 23.3 ADMINISTRATION

--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                            ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Minister (1)                             189         746         930         837         887         934         981
Deputy Minister (2)                      131         579         676         680         721         759         797
Management                            22 369      23 338      42 848      45 626      51 522      56 746      59 697
Corporate Services                   267 942     334 821     534 966     342 136     398 767     445 367     489 853
Property Management                  200 953     218 237     251 630     270 297     309 782     344 941     369 373
--------------------------------------------------------------------------------------------------------------------
TOTAL                                491 584     577 721     831 050     659 576     761 679     848 747     920 701
--------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                           278 793     343 176     398 392     444 233
--------------------------------------------------------------------------------------------------------------------

1     Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

2     Payable as from 1 April 2005. Salary: R 544 123. Car allowance: R 136 030.

                                                                             509

2006 Estimates of National Expenditure

TABLE 23.3 ADMINISTRATION (CONTINUED)

--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                     464 580     556 863     777 204     648 836     744 151     829 689     901 273
                                  ----------------------------------------------------------------------------------
Compensation of employees            121 220     128 002     274 366     159 016     216 259     236 178     253 661
Goods and services                   343 360     428 861     464 484     489 820     527 892     593 511     647 612
of which:
Communication                          5 432       7 869      12 256       6 227       8 503      10 094      10 659
Computer Services                        473         509         536         570         600         749         791
Consultants, contractors and          33 925      48 182      24 250      63 296      69 302      78 307      83 741
special services
Inventory                             21 111      36 291      34 175      12 933      16 566      18 712      20 367
Operating leases                     138 328     152 173     182 276     195 445     222 085     249 767     268 207
Travel and subsistence                42 125      71 513      62 652      49 947      59 088      67 954      82 470
Municipal Services                    62 625      66 064      69 354      74 852      87 754      95 174     101 166
Financial transactions in assets          --          --      38 354          --          --          --          --
and liabilities
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                3 419       3 683       4 566       3 649       3 689       3 692       3 913
                                  ----------------------------------------------------------------------------------
Provinces and municipalities             680         769         860         363         206          --          --
Departmental agencies and accounts     2 739       2 914       3 100       3 286       3 483       3 692       3 913
Foreign governments and                   --          --         162          --          --          --          --
international organisations
Households                                --          --         444          --          --          --          --
                                  ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           23 585      17 175      49 280       7 091      13 839      15 366      15 515
                                  ----------------------------------------------------------------------------------
Buildings and other fixed                 --          --         402          --          --          --          --
structures
Machinery and equipment               23 585      16 394      48 645       5 540      13 094      13 436      13 479
Software and other intangible             --         781         233       1 551         745       1 930       2 036
assets
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                491 584     577 721     831 050     659 576     761 679     848 747     920 701
--------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure rose from R491,6 million in 2002/03 to R659,6 million in 2005/06, an average annual rate of 10,3 per cent. This increase was offset against a decline in expenditure between 2004/05 and 2005/06 due to one-off allocations to the
Corporate Services subprogramme in 2004/05 for computers, outsourced accounting services and authorised losses.

Expenditure is expected to further increase over the MTEF, at an average annual rate of 11,8 per cent, taking expenditure to R920,7 million in 2008/09. The growth goes mainly towards human resources development, establishing the Truth and Reconciliation Commission unit and the office of the chief operating officer, and risk and litigation management.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Justice received the following amounts: R309,8 in 2006/07, R344,9 million in
2007/08 and R369,4 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: COURT SERVICES

The Court Services programme funds the range of services provided by the various courts in terms of chapter 8 of the Constitution.

This is reflected in the organisation of its first five subprogrammes:

o     Constitutional Court

                                 Vote 23: Justice and Constitutional Development

o     Supreme Court of Appeal

o     High Courts

o     Specialised Courts

o     Lower Courts.

There are five other subprogrammes:

o     Family Advocate makes recommendations to the court where there is litigation relating to children in divorce actions.

o     Magistrate's Commission makes recommendations on the appointment of magistrates.

o     Government Motor Transport funds vehicles for judges, magistrates and departmental officials.

o     Capital Works funds the building and upgrading of court and justice service delivery points.

o     Administration of Courts funds the management of courts' administration and performance evaluation functions.

EXPENDITURE ESTIMATES

TABLE 23.4 COURT SERVICES

--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                            ADJUSTED
                                           AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Constitutional Court                  13 656      17 322      14 896      26 520      28 350      29 767      31 255
Supreme Court of Appeal                8 023      11 013      10 965      13 189      14 099      14 804      15 544
High Courts                          135 296     170 048     184 808     140 806     155 522     163 291     171 456
Specialised Courts                    17 709      19 089      16 779      36 166      40 661      45 595      47 875
Lower Courts                         817 947   1 017 405     990 678   1 514 231   1 845 856   2 110 925   2 344 753
Family Advocate                       15 744      21 034      28 452      34 490      36 870      38 713      40 649
Magistrate's Commission                4 322       5 451      10 959       4 990       5 334       5 601       5 881
Government Motor Transport            15 064      15 749       8 956      27 000      28 863      30 306      31 821
Capital Works                        271 138     244 739     243 523     317 975     268 134     293 622     308 303
Administration of Courts             157 407     167 454     176 938     174 210     186 057     195 359     205 127
--------------------------------------------------------------------------------------------------------------------
TOTAL                              1 456 306   1 689 304   1 686 954   2 289 577   2 609 746   2 927 983   3 202 664
--------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                            24 672      49 106     101 549     212 342
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   1 130 268   1 383 600   1 365 247   1 868 281   2 199 282   2 484 295   2 725 660
                                  ----------------------------------------------------------------------------------
Compensation of employees            681 475     892 913     870 846   1 102 991   1 287 025   1 370 975   1 484 422
Goods and services                   448 793     490 687     450 138     765 290     912 257   1 113 320   1 241 238
of which:
Communication                         53 836      46 036      60 039      91 815      61 698      64 982      66 288
Computer Services                     87 093      59 045      41 537      73 723      68 659      73 127      74 446
Consultants, contractors and          96 970      82 015     127 246     112 890     270 728     337 090     354 692
special
services
Inventory                              1 629       1 715       1 805      81 351     123 625     132 583     139 230
Maintenance repair and running cost    5 735       7 618       8 497      20 670      11 500      12 000      12 500
Travel and subsistence                10 715      11 279      11 873      12 498      12 114      13 558      14 292
Witness and Related Fees              31 107      49 118      47 254      50 050      56 587      61 855      64 948
Other                                161 708     233 861     151 887     322 293     307 346     418 125     514 842
Financial transactions in assets          --          --      44 263          --          --          --          --
and liabilities                   ----------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                4 100       4 233      13 132       3 631       1 273          --          --
                                  ----------------------------------------------------------------------------------
Provinces and municipalities           4 100       4 233       4 576       3 631       1 273          --          --
Households                                --          --       8 556          --          --          --          --
                                  ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS          321 938     301 471     308 575     417 665     409 191     443 688     477 004
                                  ----------------------------------------------------------------------------------
Buildings and other fixed            271 138     229 739     254 545     317 975     268 134     293 622     305 977
structures
Machinery and equipment               50 800      71 732      53 932      99 447     140 782     149 766     170 707
Software and other intangible             --          --          98         243         275         300         320
assets
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                              1 456 306   1 689 304   1 686 954   2 289 577   2 609 746   2 927 983   3 202 664
--------------------------------------------------------------------------------------------------------------------

                                                                             511

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure is expected to continue to rise rapidly, at an average annual rate of 11,8 per cent between 2005/06 and 2008/09, from R2,3 billion to R3,2 billion.
This increase will provide for the rehabilitation and day-to-day maintenance of court buildings, management capacity at court level, integrated case flow management and the provision of business productivity solutions (IT).

Over the MTEF, there is a relatively large increase in expenditure on the Lower
Courts subprogramme, which accounts, on average, for 70,5 per cent of this programme's budget, from R1,5 billion in 2005/06 to R2,3 billion in 2008/09, an average annual rate of 15,8 per cent. This will go towards improving service delivery, integrating the management of cases and people through the justice chain, human resources development and filling vacancies. The same applies to the Specialised Courts subprogramme. The increase in expenditure on the Capital
Works subprogramme, from R268,1 million in 2006/07 to R308,3 million in 2008/09, is to fund the building of new courts and the rehabilitation of existing court infrastructure.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Court performance

The Constitutional Court finalised 57 cases in 2004/05. This is the year in which benchmarks were to be set. The Constitutional Court handed down 18 judgements in 2004/05 (22 judgments in 2003/04). The Supreme Court of Appeal received 671 petitions for leave to appeal in 2004/05, compared to 667 in
2003/04.

The high courts finalised 1 418 cases with a verdict in 2004/05, compared to the target of 1 500. Average court hours worked per day in 2004/05 was 3 hours 32 minutes, against the target of 3 hours 45 minutes.

In 2004/05, the regional courts took on 84 817 new cases with 42 189 finalised with a verdict, and district courts took on 997 467 new cases with 335 708 finalised with a verdict. District courts finalised 27 cases per court room monthly in 2004/05, against the target of 40. In regional courts the actual performance was 7 cases per court room, against the target of 15 per month.
During 2004/05, the district court sat an average of 4 hours 12 minutes per day, while the regional courts sat an average of 4 hours per day, the latter meeting the 2004/05 target.

Court infrastructure

Ten new courts were opened in 2004/05, meeting the target. As part of the department's repair and maintenance programme, 55 courts were renovated in
2004/05, against the target of 200.

Vote 23: Justice and Constitutional Development

SELECTED MEDIUM-TERM OUTPUT TARGETS

COURT SERVICES

MEASURABLE OBJECTIVE: Ensure that justice proceedings are prompt by maintaining the court system in a way that leads to a reduction in backlogs, owing to improved case flow management.

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME             OUTPUT                           MEASURE/INDICATOR                     TARGET
-------------------------------------------------------------------------------------------------------------------------------

Constitutional Court     Case flow management             Percentage of cases on the court      80% per year finalised
                                                          roll finalised

                                                          Case cycle time                       6 months from date of enrolment
-------------------------------------------------------------------------------------------------------------------------------
Supreme Court of Appeal  Case flow management             Percentage of appeals on the court    80% per year finalised
                                                          roll finalised

                                                          Case cycle time                       6 months from date of enrolment
-------------------------------------------------------------------------------------------------------------------------------
High Courts              Case flow management             Number of appeals finalised           1 500 finalised

                                                          Case cycle time                       75% of cases must not be older
                                                                                                than 6 months
-------------------------------------------------------------------------------------------------------------------------------
Specialised Courts       Case flow management             Percentage of cases finalised         All cases on outstanding roll
                                                                                                and 50% of new cases received
-------------------------------------------------------------------------------------------------------------------------------
Lower Courts             Case flow management             Number of cases finalised per month   40 per district court and 15
                                                                                                per regional court

                                                          Case cycle time                       75% of cases must not be older
                                                                                                than 6 months
-------------------------------------------------------------------------------------------------------------------------------
Family Advocate          Assistance to the courts in      Number of high court custody          38 000 documents
                         issues relating to children in   documents scrutinised
                         family matters
                                                          Number of enquiries finalised         8 000 enquiries
-------------------------------------------------------------------------------------------------------------------------------
Magistrates' Commission  Appointment of magistrates and   Percentage of magistrates'            90% of new matters received
                         related employment matters       employment matters dealt with

                                                          Appointment cycle time                3 months from vacancy
                                                                                                advertisement
-------------------------------------------------------------------------------------------------------------------------------
Capital Works            Adequate and secured court       Number of new courts built            15 new courts
                         infrastructure                   Number of courts renovated            130 courts renovated
-------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: STATE LEGAL SERVICES

The State Legal Services programme provides government with legal and legislative services, funds the services of the master of the high court's office and facilitates constitutional amendments. There are three subprogrammes:

o     Legal Services to the State provides legal services to the executive, all state departments, parastatals and autonomous bodies.

o     Legislation and Constitutional Development prepares and promotes legislation; does research; promotes, maintains and develops the
      Constitution and its values; and assists and protects independent institutions supporting constitutional democracy to ensure their independence, impartiality, dignity and effectiveness.

o     Master of the High Court supervises the administration of deceased and insolvent estates, trusts, curatorships and the Guardian's Fund.

                                                                             513

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 23.5 STATE LEGAL SERVICES

--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                            ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Legal Services to the State           99 951     107 600     118 149     154 573     164 937     174 757     183 145
Legislation and Constitutional        25 732      30 060      12 539      42 983      46 153      48 861      51 206
Development
Master of the High Court              55 806      93 613      91 996     116 268     165 264     198 113     244 262
--------------------------------------------------------------------------------------------------------------------
TOTAL                                181 489     231 273     222 684     313 824     376 354     421 731     478 613
--------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                            (1 496)     39 000      66 000     102 255
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                     178 100     217 626     216 671     301 819     368 177     414 093     457 854
                                  ----------------------------------------------------------------------------------
Compensation of employees            144 720     168 928     177 104     236 436     300 158     337 697     354 745
Goods and services                    33 380      48 698      29 850      65 383      68 019      76 396     103 109
of which:
Communication                          9 619       8 542       7 426       8 898       8 487       9 658      18 238
Consultants, contractors and           9 391       5 177       4 641       8 785      17 649      18 436      16 811
special services

Inventory                              4 720       6 615       4 494       6 654       7 623       8 850      16 765
Travel and subsistence                 5 019       8 246       6 788      14 271      10 581      12 778      17 956
Other                                  4 631      20 118       6 501      26 775      23 679      26 674      33 339
Financial transactions in assets          --          --       9 717          --          --          --          --
and liabilities
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  838       3 469       4 052       5 096       4 027       3 826       4 110
                                  ----------------------------------------------------------------------------------
Provinces and municipalities             405         469         538       1 154         383        --          --
Foreign governments and                  433       3 000       3 123       3 942       3 644       3 826       4 110
international organisations
Households                                --          --         391          --          --          --          --
                                  ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS            2 551      10 178       1 961       6 909       4 150       3 812      16 649
                                  ----------------------------------------------------------------------------------
Machinery and equipment                2 551      10 178       1 941       6 909       4 150       3 812      16 649
Software and other intangible
assets                                    --          --          20          --          --          --          --
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                181 489     231 273     222 684     313 824     376 354     421 731     478 613
--------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------
FOREIGN GOVERNMENTS AND
INTERNATIONAL
ORGANISATIONS
CURRENT                                  433       3 000       3 123       3 942       3 644       3 826       4 110
                                  ----------------------------------------------------------------------------------
International Criminal Court             433       3 000       3 123       3 942       3 644       3 826       4 110
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure is expected to continue to increase steadily, rising from R313,8 million in 2005/06 to R478,6 million in 2008/09, at an average annual rate of
15,1 per cent over the MTEF.

Expenditure on the Master of the High Court subprogramme increases at a high average annual rate of 28,1 per cent over this period, due to the Mveledziso project, through which deceased estates of black individuals are to be handled by the master of the high court, an expansion of capacity, and the transfer to this subprogramme of administration costs of the master's office. The 165 vacancies in 2004/05 are being filled in 2005/06. The greater amounts in 2002/03 and 2003/04 are the result of thefts and losses which have been audited of over
80 per cent of the total amount, which push the figure up substantially.

                                 Vote 23: Justice and Constitutional Development

Additional allocations of R34 million in 2006/07, R61 million in 2007/08, and
R92,9 million in 2008/09 are for improving access to the services of the
Guardian's Fund and for deceased and insolvent estate services.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Legal advisory services

The target to finalise 90 per cent of all opinions, litigation matters, agreements and draft legislation was met, with 93 per cent of instructions finalised in 2004/05. Reliance on private sector legal advisory services by government departments was reduced by 4,3 per cent in 2004/05, against a target of 4 per cent.

Legislative and constitutional development services

The current extended legislative programme contains approximately 60 envisaged bills to be dealt with. Eight papers and reports were submitted by the South
African Law Reform Commission, two short of the target of ten for 2004/05. This can be ascribed, to some extent, to vacancies in senior state law advisor positions.

The master of the high court

In 2004/05, the department presented a draft policy on the liquidation industry and took responsibility for setting up an interdepartmental task team, including the Department of Trade and Industry and National Treasury, to advise Cabinet.
The master's office has not yet implemented the unified management system for deceased estates or the computerised Guardian's Fund system.

SELECTED MEDIUM-TERM OUTPUT TARGETS

STATE LEGAL SERVICES

MEASURABLE OBJECTIVE: Provide and improve a legal system and legislative services to the state and the public by effectively completing instructions received.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME        OUTPUT                                   MEASURE/INDICATOR                            TARGET
------------------------------------------------------------------------------------------------------------------------------------

Legal Services to   Legal services                           Percentage of opinions, litigation matters,  90% finalised
the State                                                    agreements and draft legislation finalised

                    Reduction in private sector assistance   Percentage decrease in requests for private  4% less requests
                    to government departments                sector services
------------------------------------------------------------------------------------------------------------------------------------
Legislation and     Promotion of the Constitution and its    Number of events that promote the            1 national conference
Constitutional      values                                   Constitution and its values                  3 seminars
Development

                    Research publications                    Number of publications submitted by the      10 publications
                                                             South African Law Reform Commission

                    Legislation                              Number of draft bills introduced and acts    11 draft bills
                                                             implemented
------------------------------------------------------------------------------------------------------------------------------------
Master of the High  Supervision of the administration of     Time taken to provide beneficiaries with     Within 60 days of
Court               deceased estates, insolvent estates,     access to assets, including funds            application
                    trusts, curatorships and the
                    Guardian's Fund

                                                              Deceased and insolvency estates case        Estates of R50 000 or less
                                                              cycle time                                  completed within 4 months
                                                                                                          Estates of more than
                                                                                                          R50 000 completed within
                                                                                                          10 months
------------------------------------------------------------------------------------------------------------------------------------

                                                                             515

2006 Estimates of National Expenditure

PROGRAMME 4: NATIONAL PROSECUTING AUTHORITY

The National Prosecuting Authority programme provides for: prosecution services guided by the Bill of Rights; witness protection, particularly in serious criminal cases; and the investigation of serious, complex and organised crime.

There are three subprogrammes:

o     Public Prosecutions co-ordinates and assists with prosecutions in the office of the director of public prosecutions and lower courts.

o     Witness Protection Programme co-ordinates the safekeeping of witnesses in certain serious cases.

o     Special Operations, also known as the Scorpions, deals with serious organised crime.

EXPENDITURE ESTIMATES

TABLE 23.6 NATIONAL PROSECUTING AUTHORITY

--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                            ADJUSTED
                                           AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Public Prosecutions                  621 284     740 989     921 388     944 350   1 069 475   1 210 099   1 368 754
Witness Protection Programme          30 927      41 881      42 324      45 899      59 271      64 435      88 171
Special Operations                   271 666     265 191     206 723     364 561     406 816     435 157     490 389
--------------------------------------------------------------------------------------------------------------------
TOTAL                                923 877   1 048 061   1 170 435   1 354 810   1 535 562   1 709 691   1 947 314
--------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                            82 000     165 000     262 000     415 680
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                     906 982   1 004 721   1 128 847   1 336 195   1 515 728   1 691 900   1 928 491
                                  ----------------------------------------------------------------------------------
Compensation of employees            663 415     753 546     817 171     905 156   1 125 196   1 281 307   1 511 476
Goods and services                   242 135     251 175     311 674     431 039     390 532     410 593     417 015
of which:
Communication                         47 731      25 710      27 154      35 255      38 941      41 160      43 547
Computer Services                     33 105      30 445      32 978      40 990      45 276      47 856      48 631
Consultants, contractors and          51 251      37 308      41 928      50 654      60 950      62 230      62 568
special services
Inventory                              7 716      14 806      21 490      12 544      13 856      14 645      15 494
Operating leases                       1 309      14 897      49 005      52 283      57 749      61 040      62 708
Travel and subsistence                10 318      60 044      40 844      63 077      69 672      73 642      72 912
Witness and Related Fees               4 287      34 289      39 963      41 245      45 557      48 153      49 073
Financial transactions in assets       1 432          --           2          --          --          --          --
and liabilities
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                1 984       2 142       5 920       2 635       2 890          --          --
                                  ----------------------------------------------------------------------------------
Provinces and municipalities           1 984       2 142       2 504       2 635       2 890          --          --
Departmental agencies and accounts        --          --         262          --          --          --          --
Households                                --          --       3 154          --          --          --          --
                                  ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           14 911      41 198      35 668      15 980      16 944      17 791      18 823
                                  ----------------------------------------------------------------------------------
Buildings and other fixed
structures                                --      28 278      15 536          --          --          --          --
Machinery and equipment               14 911      12 920      20 132      15 980      16 944      17 791      18 823
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                923 877   1 048 061   1 170 435   1 354 810   1 535 562   1 709 691   1 947 314
--------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure is expected to increase steadily over the MTEF at an average annual rate of 12,9 per cent, rising from R1,4 billion in 2005/06 to R1,9 billion in
2008/09. The main contributor to the growth is the Public Prosecutions subprogramme (accounting, on average, for 70 per cent of the

                                 Vote 23: Justice and Constitutional Development

programme's budget), for which expenditure rises from R944,4 million in 2005/06 to R1,4 billion in 2008/09, an average annual rate of 13,2 per cent. This increase comprises the largest portion of additional allocations.

Within the additional amounts allocated in the 2006 Budget, R145 million, R232 million and R384,8 million have been provided for each of the MTEF years to facilitate: the rollout of specialised courts, the appointment of 800 additional prosecutors, implementation of job evaluation results in the National
Prosecuting Authority, special projects on organised crime syndicates and cyber crime, and improving capacity in the asset forfeiture and witness protection units.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Conviction rates

The average conviction rate in district courts increased from 86 per cent in
2003/04 to 87 per cent in 2004/05. Similarly, the average conviction rate in regional courts also increased, from 68 per cent in 2003/04 to 70 per cent.
While the 2004/05 target of 85 per cent was met for the average conviction rate in district courts, regional courts did not meet the target of 71 per cent. The average conviction rate in the high courts decreased from 87 per cent in 2003/04 to 85 per cent in 2004/05, just meeting the target.

From April to August 2005, the commercial crime unit finalised 523 cases, with a conviction rate of 94,7 per cent. It seems to be on track to meet its 2005/06 target of 90 per cent.

Special operations

The special operations directorate achieved a conviction rate of 82 per cent for the 213 prosecutions finalised at the end of 2004/05. The target was 90 per cent. In 2004/05, the asset forfeiture unit obtained 163 orders to restrain assets valued at R220 million and completed 151 cases to the value of R173 million, above its target of 150 cases. R24,5 million was paid into the criminal assets recovery account in 2004/05.

SELECTED MEDIUM-TERM OUTPUT TARGETS

NATIONAL PROSECUTING AUTHORITY

MEASURABLE OBJECTIVE: Ensure the proper administration of justice in criminal cases through the provision of prosecuting services that achieve an overall conviction rate that will serve as a deterrent.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME         OUTPUT                            MEASURE/INDICATOR                           TARGET
------------------------------------------------------------------------------------------------------------------------------------

Public Prosecutions  Prosecution of criminal cases     Conviction rate                             High courts: 85% convicted
                                                                                                   Regional courts: 75% convicted
                                                                                                   District courts: 85% convicted
                                                                                                   Overall: 80% convicted

                     Prosecution of cases involving    Conviction rate in sexual offences courts   70% convicted
                     women and children
------------------------------------------------------------------------------------------------------------------------------------
Witness Protection   Effective and efficient support   Number of witnesses or family members       Zero witnesses or family members
Programme            services to vulnerable and        assassinated or harmed while on the
                     intimidated witnesses             programme

                                                       Number of witnesses abandoning the          Zero witnesses
                                                       programme
------------------------------------------------------------------------------------------------------------------------------------
Special Operations   Disruption of organised crime     Conviction rate for organised crime         95% convicted

                     Disruption of crime by asset      Number of asset forfeitures completed       180 forfeitures
                     forfeiture                        Success rate in asset forfeiture cases      85% successful
------------------------------------------------------------------------------------------------------------------------------------

                                                                             517

2006 Estimates of National Expenditure

PROGRAMME 5: AUXILIARY AND ASSOCIATED SERVICES

The Auxiliary and Associated Services programme provides for services associated with the department's aim through 10 subprogrammes:

o     Judicial Service Commission makes recommendations on the appointment of judges and makes sure that the appointments respect the values enshrined in the Constitution.

o     Office for the Control of Interception and Monitoring of Communication
      authorises applications by law enforcement agencies for the interception and monitoring of communications in terms of the Regulation of
      Interception of Communications and Provision of Communication-related
      Information Act (2002).

o     South African Human Rights Commission promotes and monitors the observance of human rights in South Africa.

o     Commission on Gender Equality aims to create a society free from gender discrimination and any other forms of oppression.

o     Special Investigating Unit provides professional forensic investigating and litigation services to all state institutions at national, provincial and local level to combat maladministration, corruption and fraud and to protect state assets and public money.

o     Legal Aid Board provides legal aid to indigent people and provides legal representation at the state's expense, as set out in the Constitution.

o     Public Protector investigates any conduct in state affairs, public administration, or any sphere of government, that is alleged to be improper, or which results in any impropriety or prejudice.

o     National Crime Prevention Strategy designs and implements IT infrastructure and networks to re-engineer business processes for the administration of civil and criminal justice.

o     President's Fund gives effect to the reparations policy flowing from the work of the Truth and Reconciliation Commission.

o     Represented Political Parties' Fund provides for the funding of political parties participating in Parliament and provincial legislatures.

EXPENDITURE ESTIMATES

TABLE 23.7 AUXILIARY AND ASSOCIATED SERVICES

--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                            ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Judicial Service Commission              751         657         840       1 067       1 132       1 189       1 258
Office for the Control of                239         118         238         539         570         601         636
Interception
and Monitoring of Communication
South African Human Rights            27 401      32 785      37 653      41 774      49 220      53 381      58 103
Commission
Commission on Gender Equality         14 922      17 330      21 390      26 469      37 757      38 145      41 193
Special Investigating Unit            22 958      25 535      37 194      43 851      55 582      63 111      76 297
Legal Aid Board                      341 827     367 864     390 525     440 008     501 409     554 729     610 312
Public Protector                      35 135      43 535      49 968      55 127      67 784      74 722      80 725
National Crime Prevention Strategy   116 402     135 579     150 428     154 516     193 699     175 885     182 198
President's Fund                     310 001          --          --           1           1           1           1
Represented Political Parties Fund    63 683      66 653      70 652      74 891      79 385      83 354      88 187
--------------------------------------------------------------------------------------------------------------------
TOTAL                                933 319     690 056     758 888     838 243     986 539   1 045 118   1 138 910
--------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                --      75 000      79 000     116 773
--------------------------------------------------------------------------------------------------------------------

                                 Vote 23: Justice and Constitutional Development

TABLE 23.7 AUXILIARY AND ASSOCIATED SERVICES (CONTINUED)

--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                      83 957     102 420     100 984     132 862     180 501     168 390     180 242
                                  ----------------------------------------------------------------------------------
Compensation of employees                187          16         783         390         413         436         461
Goods and services                    83 770     102 404     100 201     132 472     180 088     167 954     179 781
of which:
Computer Services                     20 610      21 926      23 325      23 792      38 000      41 668      43 752
Consultants, contractors and          41 771      58 859      73 428      74 860     134 898     117 632     120 525
special services
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES              815 933     553 688     606 580     682 122     791 138     867 443     954 818
                                  ----------------------------------------------------------------------------------
Provinces and municipalities               6           1           2           1           1          --          --
Departmental agencies and accounts   815 927     553 687     606 573     682 121     791 137     867 443     954 818
Households                                --          --           5          --          --          --          --
                                  ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           33 429      33 948      51 324      23 259      14 900       9 285       3 850
                                  ----------------------------------------------------------------------------------
Machinery and equipment               33 429      33 948      41 962      23 259      14 900       9 285       3 850
Software and other intangible             --          --       9 362          --          --          --          --
assets
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                933 319     690 056     758 888     838 243     986 539   1 045 118   1 138 911
--------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES

CURRENT                              815 927     553 687     606 573     682 121     791 137     867 443     954 818
                                  ----------------------------------------------------------------------------------
South African Human Rights            27 401      32 785      37 652      41 774      49 220      53 381      58 103
Commission
Commission on Gender Equality         14 922      17 330      21 390      26 469      37 757      38 145      41 193
Special Investigating Unit            22 958      25 535      37 194      43 851      55 582      63 111      76 297
Legal Aid Board                      341 827     367 864     390 525     440 008     501 409     554 729     610 312
Public Protector                      35 135      43 519      49 160      55 127      67 784      74 722      80 725
President's Fund                     310 001           1          --           1           1           1           1
Represented Political Parties Fund    63 683      66 653      70 652      74 891      79 384      83 354      88 187
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure is predicted to increase steadily, from R838,2 million in 2005/06 to
R1,1 billion in 2008/09, at an average annual rate of 10,8 per cent, compared to the negative average annual rate of 3,5 per cent between 2002/03 and 2005/06.
These are all transfer payments. Funds allocated to the President's Fund subprogramme are for financing TRC reparations.

Within the additional amounts allocated in the 2006 Budget, R75 million, R79 million and R129 million have been provided for each of the MTEF years to increase human resources capacity in the Legal Aid Board, and to increase legal representation for children and increase capacity in the office of the Public
Protector, the Special Investigating Unit, the Commission on Gender Equality and
the South African Human Rights Commission.

                                                                             519

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Intercepting and monitoring communication

The Office for the Control of Interception and Monitoring of Communication dealt with 200 applications and determinations in 2004/05, against a target of 300, because of the delay in the amendments to the Regulation of Interception of
Communications and Provision of Communication-related Information Act (2002), which cover the interception and monitoring of internet and cell phone communications.

Chapter 9 constitutional institutions

The total number of complaints received by the South African Human Rights
Commission in 2004/05 was 12 194, compared to only 9 464 in 2003/04. 4 978 were processed by head office, while provincial offices processed 7 216. Thus, the target of a 20 per cent increase in complaints resolved was met. This significant increase could be attributed to growing public awareness of the commission.

During 2004/05, the Commission on Gender Equality conducted 102 workshops that reached 6 327 participants, and 30 campaigns that involved 29 633 participants.
It thus met its target of hosting 130 events. Further, the commission made 13 contributions to law-making processes against a target of 10, among others for the Children's Bill.

In 2004/05, the Public Protector received 22 350 new cases, 5 055 more than in
2003/04, and finalised 17 539. 14 103 cases were carried forward from 2003/04.

The President's Fund

Since 1998/99, R800 million has been appropriated by Parliament to the
President's Fund. Payments to beneficiaries began in November 2003, and by the end of 2004/05, R443 million had been paid out to 14 750 victims. 1 703 victims could not be traced, and efforts are being made to find them, in relation to the recent establishment of a dedicated Truth and Reconciliation Commission unit.

National crime prevention strategy

By October 2005, a total of 9 955 personal computers were installed and 11 262 users had access to the network, against a target of 12 000 users.

SELECTED MEDIUM-TERM OUTPUT TARGETS

AUXILIARY AND ASSOCIATED SERVICES

MEASURABLE OBJECTIVE: Ensure the independence and integrity of the administration of justice and provide vulnerable groups with additional legal services and advice, and that these services are used increasingly due to greater public awareness.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                    OUTPUT                             MEASURE/INDICATOR                       TARGET
------------------------------------------------------------------------------------------------------------------------------------

Judicial Service Commission     Appointment of judges              Percentage of vacancies filled          100% filled
------------------------------------------------------------------------------------------------------------------------------------
Office for the Control of       Control of interception and        Number of applications and              300 applications and
Interception and Monitoring of  monitoring of communication        directions considered                   directions
Communication
------------------------------------------------------------------------------------------------------------------------------------
South African Human Rights      Publication distribution           Percentage increase in distribution     Increase by at least 10%,
Commission                                                         of publications                         especially in rural

                                Investigation of complaints        Percentage increase in complaints       communities 50% increase
                                                                   resolved
------------------------------------------------------------------------------------------------------------------------------------

                                 Vote 23: Justice and Constitutional Development

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                    OUTPUT                              MEASURE/INDICATOR                       TARGET
------------------------------------------------------------------------------------------------------------------------------------

Commission on Gender Equality   Gender awareness programmes         Percentage of individual complaints     60% concluded
                                                                    concluded

                                Evaluation; monitoring and          Number of sectoral monitoring and       15 projects
                                research arising from complaints    research projects
------------------------------------------------------------------------------------------------------------------------------------
Special Investigating Unit      Investigation of maladministration  Number of civil and criminal cases,     10 000 actions
                                and corruption                      disciplinary proceedings and other
                                                                    remedial actions

                                Litigation to recover government    Savings and cash recoveries             R100 million
                                property or money or prevent
                                losses                              Value of theft and losses prevented     R1,25 billion
------------------------------------------------------------------------------------------------------------------------------------
Legal Aid Board                 Legal representation for the        Number of cases finalised               250 000 cases
                                indigent                            Percentage decline in criminal cases    10% fewer unrepresented
                                                                    being heard without representation.     cases
------------------------------------------------------------------------------------------------------------------------------------
Public Protector                Investigation of complaints         Number of cases finalised per           144 cases per
                                                                    investigator                            investigator
------------------------------------------------------------------------------------------------------------------------------------
National Crime Prevention       IT resources                        Percentage of users to receive          100% of users
Strategy                                                            infrastructure

                                                                    Number of users connected to the        All users at implemented
                                                                    network                                 sites
------------------------------------------------------------------------------------------------------------------------------------
President's Fund                Truth and Reconciliation            Extent of reparation payments made      Reparations paid to all
                                Commission reparation payments                                              victims
------------------------------------------------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

SPECIAL INVESTIGATING UNIT

The Special Investigating Unit works closely with government departments to deal with fraud, corruption and serious maladministration in state institutions. It was established in terms of the Special Investigating Units and Special
Tribunals Act (1996), and investigates cases referred to it by the president. It is the only institution that can conduct forensic investigations and consequently institute civil litigation to recover state assets or public money.

During 2004/05, the unit achieved significant savings and recoveries for the state, amounting to R3,5 billion against a target of R530 million. Other investigations currently under way include investigations into: fraudulent grants and pension claims (Department of Social Development); corruption at prisons (Department of Correctional Services); and financial mismanagement at certain municipalities in the Eastern Cape (Department of Local Government).

The unit receives government funding of R55,6 million, R63,1 million and R76,2 million over the 2006 MTEF period. Funding is supplemented through fees charged to government departments for services provided on a cost recovery basis. In total, revenue grew at an annual average rate of 59 per cent between 2002/03 and
2005/06. Growth in revenue is projected to continue at an annual average rate of
22,3 per cent, taking expenditure from R94,3 million in 2005/06 to R172,6 million in 2008/09. This robust growth is due to the increased demand for investigations and expanded capacity, and allows the Special Investigations Unit to maintain a surplus in excess of R7 million over the MTEF.

                                                                             521

2006 Estimates of National Expenditure

TABLE 23.8 FINANCIAL SUMMARY FOR THE SPECIAL INVESTIGATION UNIT (SIU)

--------------------------------------------------------------------------------------------------------------------
                                               OUTCOME                                   MEDIUM-TERM ESTIMATE
                                  ----------------------------------              -----------------------------------
                                     AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                        OUTCOME
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                          505      14 104      18 913      49 784      70 182      89 298      95 670
                                  ----------------------------------------------------------------------------------
Sale of goods and services other          47      13 768      18 612      49 142      69 732      88 848      95 220
than capital assets
of which:
Sales by market establishments            --      13 532      18 186      49 130      69 732      88 848      95 220
Non-market est. sales                     47         236         426          12          --          --          --
Other non-tax revenue                    458         336         301         642         450         450         450
                                  ----------------------------------------------------------------------------------
TRANSFERS RECEIVED                    22 958      26 109      40 268      44 556      58 282      63 811      76 891
--------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                         23 463      40 213      59 181      94 340     128 464     153 109     172 561
--------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                       27 173      41 501      55 012      93 962     121 000     145 000     165 000
                                  ----------------------------------------------------------------------------------
Compensation of employees             17 336      29 451      37 776      63 211      85 680     101 500     115 500
Goods and services                     8 032      10 267      15 445      28 396      32 769      40 168      45 996
Depreciation                           1 805       1 783       1 791       2 355       2 551       3 332       3 504
--------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                        27 173      41 501      55 012      93 962     121 000     145 000     165 000
--------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                   (3 710)     (1 288)      4 169         378       7 464       8 109       7 561
--------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------
Carrying value of assets               2 829       2 725       3 789       7 944      12 893      17 061      21 057
Inventory                                 22          26          21          21          27          35          46
Receivables and prepayments            4 239       3 750       7 732       1 447       4 210       7 878      11 014
Cash and cash equivalents                188         498      20 705       3 243       3 353       4 018       4 877
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           7 278       6 999      32 247      12 655      20 483      28 993      36 995
--------------------------------------------------------------------------------------------------------------------
Capital and reserves                   2 471       1 182       5 352       5 730      13 194      21 303      28 864
Trade and other payables               4 807       5 817      26 325       6 925       7 289       7 690       8 131
Provisions                                --          --         570          --          --          --          --
--------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES           7 278       6 999      32 247      12 655      20 483      28 993      36 995
--------------------------------------------------------------------------------------------------------------------

Data provided by the Special Investigation Unit

LEGAL AID BOARD

The Legal Aid Board was established in terms of section 2 of the Legal Aid Act
(1969) to provide legal aid to indigent people and legal representation at state expense to people entitled to it in terms of the Constitution. The board now covers all regional, district and high courts through its network Its role is to provide legal aid in an independent and impartial manner, with the intention enhancing justice and public confidence in the law and the administration of justice.

The board receives transfers from government, and has been allocated R501,4 million, R554,7 million and R610,3 million over the MTEF period. This is its main source of revenue, supplemented only by interest income. Overall revenue grew slightly slower at an average of 6,8 per cent annually between 2002/03 and
2005/06. Expenditure is expected to increase over the next three years at an average annual rate of 11,1 per cent, rising from R455, 6 million in 2005/06 to
R624,4 million in 2008/09. Compensation of employees is expected to increase, as a proportion of total expenditure, from 59,5 per cent in 2005/06 to 63,2 percent in 2008/09, mainly because of its strategy to reduce the outsourcing of legal representation.

The Legal Aid Board met its legal services delivery targets for 2004/05. The total number of new cases dealt with increased by 2 per cent, to 306 654 cases.
The number of cases finalised increased

                                 Vote 23: Justice and Constitutional Development

from 244 663 in 2003/04 to 267 049 in 2004/05, against a target of 250 000 for
2004/05. Criminal matters constituted 89 per cent of all justice centre new matters, with civil matters making up the rest.

The Legal Aid Board uses four broad channels: justice centres, co-operation agreements, special litigation, and other cost-effective and efficient ways to provide access to justice. The board provides aid primarily through the legal practitioners it employs at its justice centres. Its national network now includes 57 fully functional justice centres (compared to only 26 in 2001/02),
13 high court units and 35 satellite offices. The board has identified the following priority groups: children in civil matters; every detained person
(including sentenced prisoners); every accused person; people who wish to appeal or review a court decision in a higher court; women, particularly in divorces, maintenance, and domestic violence cases; and the landless, especially eviction cases.

TABLE 23.9 FINANCIAL SUMMARY FOR THE LEGAL AID BOARD (LAB)
--------------------------------------------------------------------------------------------------------------------
                                               OUTCOME                                   MEDIUM-TERM ESTIMATE
                                  ----------------------------------              -----------------------------------
                                     AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                        OUTCOME
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                       32 498      27 187      12 670      15 588       5 928      10 000      14 128
TRANSFERS RECEIVED                   341 827     367 864     390 525     440 008     501 409     554 729     610 312
--------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                        374 325     395 051     403 195     455 596     507 337     564 729     624 440
--------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                      324 576     399 579     394 120     455 596     507 337     564 729     624 440
                                  ----------------------------------------------------------------------------------
Compensation of employees            106 513     154 476     189 505     271 269     299 599     357 303     394 898
Goods and services                   212 041     230 095     177 887     171 128     195 190     195 973     212 772
Depreciation                           6 022      15 008      26 728      13 198      12 548      11 453      16 771
--------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                       324 576     399 579     394 120     455 596     507 337     564 729     624 440
--------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                   49 749      (4 528)      9 075          --          --          --          --

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------
Carrying value of assets              36 350      72 734      55 850      47 134      42 258      39 621      32 293
Inventory                                270         281          --          --          --          --          --
Receivables and prepayments           12 988      19 055      14 658       9 658       4 542       3 042       1 400
Cash and cash equivalents            293 243     136 460     167 166     179 225     189 717     192 355     201 325
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                         342 851     228 530     237 674     236 017     236 518     235 018     235 018
--------------------------------------------------------------------------------------------------------------------
Capital and reserves                 266 012     141 483     150 558     150 558     150 559     150 559     150 559
Trade and other payables              70 717      49 195      44 459      44 459      44 459      40 459      40 459
Provisions                             6 122      37 852      42 657      41 000      41 500      44 000      44 000
--------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES         342 851     228 530     237 674     236 017     236 518     235 018     235 018
--------------------------------------------------------------------------------------------------------------------

Data provided by the Legal Aid Board

                                                                             523

2006 Estimates of National Expenditure

ANNEXURE

VOTE 23: JUSTICE AND CONSTITUTIONAL DEVELOPMENT

Table 23.A: Summary of expenditure trends and estimates per programme and economic classification

Table 23.B: Summary of personnel numbers and compensation of employees

Table 23.C: Summary of expenditure on training

Table 23.D: Summary of official development assistance expenditure

Table 23.E: Summary of expenditure on infrastructure

Table 23.F: Summary of departmental public-private partnership projects

                                 Vote 23: Justice and Constitutional Development

TABLE 23.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------
PROGRAMME                             APPROPRIATION          AUDITED            APPROPRIATION                REVISED
                                    MAIN       ADJUSTED      OUTCOME     MAIN     ADDITIONAL   ADJUSTED     ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                               2004/05             2004/05               2005/06                   2005/06
--------------------------------------------------------------------------------------------------------------------

1. Administration                    574 067     817 270     831 050     380 783     278 793     659 576     659 576
2. Court Services                  1 776 309   1 776 309   1 686 954   2 264 905      24 672   2 289 577   2 289 577
3. State Legal Services              216 610     225 037     222 684     315 320      (1 496)    313 824     313 824
4. National Prosecuting            1 146 559   1 146 559   1 170 435   1 272 810      82 000   1 354 810   1 354 810
   Authority
5. Auxiliary and Associated          753 610     753 610     758 888     838 243          --     838 243     838 243
   Services
--------------------------------------------------------------------------------------------------------------------
SUBTOTAL                           4 467 155   4 718 785   4 670 011   5 072 061     383 969   5 456 030   5 456 030
--------------------------------------------------------------------------------------------------------------------
DIRECT CHARGE ON NATIONAL            764 345     764 345     829 355     849 977          --     849 977   1 047 296
REVENUE FUND
                                  ----------------------------------------------------------------------------------
Judges' Salaries                     177 083     177 083     242 093     187 877          --     187 877     265 917
Magistrates' Salaries                587 262     587 262     587 262     662 100          --     662 100     781 379
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                              5 231 500   5 483 130   5 499 366   5 922 038     383 969   6 306 007   6 503 326
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   4 186 719   4 435 004   4 418 308   4 799 157     338 813   5 137 970   5 322 538
                                  ----------------------------------------------------------------------------------
Compensation of employees          2 882 199   2 959 844   2 969 625   3 236 873      17 093   3 253 966   3 451 285
Goods and services                 1 304 520   1 475 160   1 356 347   1 562 284     321 720   1 884 004   1 834 066
Financial transactions in                 --          --      92 336          --          --          --      37 187
assets and liabilities
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES              616 907     617 261     634 250     695 622       1 511     697 133     709 884
                                  ----------------------------------------------------------------------------------
Provinces and municipalities           8 032       7 563       8 480       7 777           7       7 784       7 784
Departmental agencies and            606 575     606 575     609 935     685 407          --     685 407     685 407
accounts
Foreign governments and                2 300       3 123       3 285       2 438       1 504       3 942       3 942
international organisations
Households                                --          --      12 550          --          --          --      12 751
                                  ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS          427 874     430 865     446 808     427 259      43 645     470 904     470 904
                                  ----------------------------------------------------------------------------------
Buildings and other fixed            243 523     243 523     270 483     258 134      59 841     317 975     317 975
structures
Machinery and equipment              182 504     185 425     166 612     167 341     (16 206)    151 135     151 135
Software and intangible assets         1 847       1 917       9 713       1 784          10       1 794       1 794
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                              5 231 500   5 483 130   5 499 366   5 922 038     383 969   6 306 007   6 503 326
--------------------------------------------------------------------------------------------------------------------

TABLE 23.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                  ----------------------------------------------------------------------------------
                                     2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)          2 310 252   2 673 108   2 969 625   3 451 285   3 971 716   4 341 140   4 787 555
Unit cost (R thousand)                   148         169         176         183         201         212         227
Compensation as % of total             100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
Personnel numbers (head               15 562      15 786      16 860      18 831      19 804      20 477      21 078
count)
--------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)          2 310 252   2 673 108   2 969 625   3 451 285   3 971 716   4 341 140   4 787 555
UNIT COST (R THOUSAND)                   148         169         176         183         201         212         227
PERSONNEL NUMBERS (HEAD               15 562      15 786      16 860      18 831      19 804      20 477      21 078
COUNT)
--------------------------------------------------------------------------------------------------------------------

                                                                             525

2006 Estimates of National Expenditure

TABLE 23.C SUMMARY OF EXPENDITURE ON TRAINING

--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                  ----------------------------------------------------------------------------------
                                     2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)              34 577      31 398       7 464       7 491       7 882       8 411       9 049
Number of employees trained           13 094      12 696      26 411      26 411      30 558      35 801      42 956
(head count)
BURSARIES (EMPLOYEES)

Expenditure (R thousand)               2 968       4 800       2 887       3 500       3 600       3 650       3 700
Number of employees (head                661         968         744         306       1 000       1 000       1 000
count)
--------------------------------------------------------------------------------------------------------------------
TOTAL                                 37 545      36 198      10 351      10 991      11 482      12 061      12 749
NUMBER OF EMPLOYEES                   13 755      13 664      27 155      26 717      31 558      36 801      43 956
--------------------------------------------------------------------------------------------------------------------

TABLE 23.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

----------------------------------------------------------------------------------------------------------------------------------
DONOR                 PROJECT         CASH/                                           ADJUSTED
                                      KIND          AUDITED OUTCOME              APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                                ----------------------------------------------------------------------------------
R thousand                                         2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------------

LOCAL
                                                        --          --       1 717          --          --          --          --
Vodacom         Thuthuzela            Cash              --          --       4 098         179          --          --          --
SARS            SARS Tax Unit         Cash              --          --          75         179          --          --          --
Woolworths      Child Courts          Cash              --          --          36          14          --          --          --
BAC             Prosecution case-     Cash              --          --          --          --          --          --          --
                services by JR
                Jilhouse
USAID           Various Projects      Cash           1 655          --          --          --          --          --          --
USAID           Criminal Justice      Cash              --      26 000      11 000          --          --          --          --
                strengthening
USAID           Sexual offences       Cash              --          --          --          --          --          --          --
                court
Canada          Justice Canada        Cash             428         373          --          --          --          --          --
                Linkage project
Denmark         Coporate planning     Cash             238          --          --          --          --          --          --
                team and policy
                advisory unit
Denmark         Fast track training   Cash              --       1 650         650          --          --          --          --
                of civil magistrates
Denmark         Training of court     Cash              --       2 250          --          --          --          --          --
                interpreters
Ireland         Citizen's Advice      Cash              80          --          --          --          --          --          --
                Desk Project
Sweden          Capacity building     Cash             743          --          --          --          --          --          --
                in the field of
                children
Sweden          Radda Barnen-         Cash              20          --          --          --          --          --          --
                Child participation
Sweden          Budget outreach       Cash              --          --          --          --          --          --          --
                programme
Netherlands     Sectoral budget       Cash          74 173      55 000          --          --          --          --          --
                support
European Union  EU Human Rights       Cash             105          60          35          --          --          --          --
                Programme
European Union  Sectoral budget       Cash          65 083      70 000     110 000          --          --          --          --
                support
France          Assistance for the    Cash              --       2 256          --          --          --          --          --
                restructuring of
                judiciary
Finland         Training on           Cash              --          --          --          --          --          --          --
                implementation of
                lower court
                management
UNICEF          Extension of          Cash              --          --          --          --          --          --          --
                sexual Offences
                Court
----------------------------------------------------------------------------------------------------------------------------------

                                 Vote 23: Justice and Constitutional Development

TABLE 23.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
DONOR                 PROJECT         CASH/                                           ADJUSTED
                                      KIND               AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                                ----------------------------------------------------------------------------------
R thousand                                         2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------------

Switzerland      16 Days of           Cash              --       3 000          --          --          --          --          --
                 Activism
                 Campaign
Sweden           Budget               Cash              --          --          --          --          --          --          --
                 Implementation
Ireland          Masters Office       Cash              --          --         785          --          --          --          --
Denmark          Maintenance Act      Cash              --          --          --          --          --          --          --
Denmark          Domestic Violence    Cash              --          --          --          --          --          --          --
United Kingdom   International        Cash              --          --         160          --          --          --          --
                 human rights
                 standards and
                 principles
United Kingdom   Global               Cash              --          --         349          --          --          --          --
                 Opportunities
----------------------------------------------------------------------------------------------------------------------------------
Total                                              142 525     160 589     128 905         372          --          --          --
----------------------------------------------------------------------------------------------------------------------------------

TABLE 23.E SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

--------------------------------------------------------------------------------------------------------------------
DESCRIPTION                       SERVICE DELIVERY OUTPUTS              ADJUSTED
                                           AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

OTHER LARGE INFRASTRUCTURE PROJECTS
(OVER R20 MILLION)
Construction of                       46 845     147 469      68 588         430       4 772      14 149      36 000
Katlehong(Alberton) Magistrate's
Office
Construction of Mamelodi                  --          --          --          --      11 551       9 897      16 600
Magitrate's Office
Construction of Galeshewe                 --          --          --          --          --       8 884      23 509
(Kimberly) Branch Court
Construction of Orlando                   --          --          --          --       5 000      15 000      20 000
Magistrate's Office
Construction of Motherwell                --          --          --       4 611       7 272       6 102          --
Magistrate's Office
Construction of Ntuzuma                   --          --          --          --       6 600      11 600      16 600
Magistrate's Office
Construction of Limpopo                   --          --          --          --          --       1 000      20 000
(Polokwane) High Court
Construction of Mpumalanga                --          --          --          --          --       1 000      20 000
High Court
Construction of Springbok                 --          --          --          --          --         200       1 500
Magistrate's Office
Construction of Vosman Branch             --          --          --          --          --         200       1 500
Court
Construction of Port Shepstone            --          --          --          --          --       8 977      29 698
Magistrate's Office
Construction of Simunye                   --          --          --          --       4 272       6 102          --
(Westonaria) Branch Court
Construction of Orange Farm               --          --          --          --          --      11 600       8 600
(Vereeninging) Branch Court
Construction of Hermanus                  --          --          --          --          --          --       7 600
Magistrate's Office
Construction of Mabopane                  --          --          --          --          --       1 600       7 600
Magistrate's Office
Construction of Hankey                    --          --          --          --       3 558       9 985          --
Magistrate's Office
Construction of Ikageng                   --          --          --          --          --       1 800       8 600
(Portchefstroom) Branch Court
Construction of Ingwavuma                 --          --          --          --          --       1 200       9 686
Magistrate's Office
Construction of Madadeni                  --          --          --      18 442       9 200       2 370          --
Magistrate's Office
--------------------------------------------------------------------------------------------------------------------

                                                                             527

2006 Estimates of National Expenditure

TABLE 23.E SUMMARY OF EXPENDITURE ON INFRASTRUCTURE (CONTINUED)

--------------------------------------------------------------------------------------------------------------------
DESCRIPTION                       SERVICE DELIVERY OUTPUTS              ADJUSTED
                                           AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Additional accommodation -                --          --          --         392       9 200      13 600          --
Pietermaritzburg Colonial
building
Additional accommodation -                --          --          --       1 713       5 700       6 200          --
Pietermaritzburg Magistrate's
Office
Additional accommodation -                --          --          --       7 556       3 584      21 720      25 874
Bloemfontein Appeal Court
Additional accommodation - Port           --          --          --      24 107       4 023          --          --
Elizabeth Child Justice Centre
Additional accommodation -                --          --          --         167       1 401       9 015      18 936
Cape Town Magistrate's Office
Additional accommodation -                --          --          --          --       4 509      13 434          --
Mitchell's Plain Magistrate's
Office
Additional accommodation -                --          --          --          --       8 000      18 000          --
Johannesburg High Court
Additional accommodation -                --          --          --          --       7 272       6 102          --
Soweto (Johannesburg) Branch
Court
Additional accommodation -                --          --          --          --       5 558       6 985          --
Clanwilliam Magistrate's Office
GROUPS OF SMALL PROJECTS OR
PROGRAMMES
Refurbishment and renovations        113 993      97 920     184 196     198 802     109 880      58 900      33 674
of High Courts and Magistrate
Offices
Nerina Place of Safety Port               --          --          --       9 841          --          --          --
Elizabeth
MAINTENANCE ON INFRASTRUCTURE
(CAPITAL)

Maintenance and repair of            110 300      12 628      17 699      51 914      56 782      28 000          --
Magistrate Offices
--------------------------------------------------------------------------------------------------------------------
TOTAL                                271 138     258 017     270 483     317 975     268 134     293 622     305 977
--------------------------------------------------------------------------------------------------------------------

TABLE 23.F SUMMARY OF DEPARTMENTAL PUBLIC-PRIVATE PARTNERSHIP PROJECTS

--------------------------------------------------------------------------------------------------------------------
                                                                          BUDGET
                                                              TOTAL  EXPENDITURE    MEDIUM-TERM EXPENDITURE ESTIMATE
                                                            COST OF  -----------------------------------------------
R thousand                                                  PROJECT      2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

PROJECTS IN PREPARATION, REGISTERED IN TERMS OF TREASURY         --       70 000     100 000     100 000     105 000
REGULATION 16 (1)
                                                          ----------------------------------------------------------
PPP unitary charge                                               --       70 000     100 000     100 000     105 000
                                                          ----------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                                            --       70 000     100 000     100 000     105 000
--------------------------------------------------------------------------------------------------------------------

1. Only projects that have received Treasury Approval: 1

                                                                         VOTE 24

SAFETY AND SECURITY

------------------------------------------------------------------------------------------------------------
                                                2006/07                     2007/08               2008/09
R THOUSAND                                 TO BE APPROPRIATED
------------------------------------------------------------------------------------------------------------

MTEF ALLOCATIONS                               32 557 731                  35 559 045            38 482 774
 OF WHICH:
 Current payments                              30 599 004                  33 521 834            35 898 745
 Transfers and subsidies                          375 728                     378 595               396 286
 Payments for capital assets                    1 582 999                   1 658 616             2 187 743
------------------------------------------------------------------------------------------------------------
STATUTORY AMOUNTS                                  --                          --                     --
------------------------------------------------------------------------------------------------------------
Executive authority                Minister for Safety and Security
Accounting officer                 National Commissioner of the South African Police Service
------------------------------------------------------------------------------------------------------------

AIM

The aim of the Department of Safety and Security is to prevent, combat and investigate crime, maintain public order, protect and secure the inhabitants of
South Africa and their property, and uphold and enforce the law.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Develop departmental policy and manage the department, including providing administrative support.

PROGRAMME 2: VISIBLE POLICING

Enable police stations to institute and preserve safety and security, and provide for specialised interventions and the policing of South Africa's borderlines.

PROGRAMME 3: DETECTIVE SERVICES

Enable the investigative work of the South African Police Service, including providing support to investigators in terms of forensic evidence and the criminal record centre.

PROGRAMME 4: CRIME INTELLIGENCE

Manage crime intelligence and analyse crime information, and provide technical support for investigations and crime prevention operations.

PROGRAMME 5: PROTECTION AND SECURITY SERVICES

Provide a protection and security service to all identified dignitaries and government interests.

                                                                             529

2006 Estimates of National Expenditure

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The key policy documents governing policing are the South African Police Service
Act (1995) and the 1996 national crime prevention strategy, the aim being to enhance the department's capacity to improve service delivery and ensure that crime levels are stabilised by 2009.

Strategic direction

The department's strategic plan for 2005 to 2010 sets out the following operational priorities, which the department will focus on over the medium term:
combating organised crime; fighting serious and violent crime; tackling crime against women and children; and improving on the other South African Police
Service (SAPS) priorities which impact on basic service delivery. Key organisational priorities that underpin these operational priorities are human resources and budget management.

Regional and continental initiatives

Over the medium term, the department will provide support to government's regional and continental objectives by implementing the Southern African
Development Community (SADC) protocol on the control of firearms through the
Southern African Regional Police Chiefs Cooperation Organisation (SARPCCO) and
the African Union (AU) convention on the prevention and combating of terrorism.
It will also provide operational support and institutional capacity building to police agencies in Southern Africa through SARPCCO. These initiatives are aimed at promoting development, stability and security and will have a positive impact on policing in South Africa through shared information and experiences.

Interdepartmental co-operation and co-ordination

The priorities of the Justice, Crime Prevention and Security Cluster, which co-ordinates interdepartmental crime prevention and security initiatives across the integrated justice system, inform the department's priorities. The cluster priorities related to the SAPS are: reducing levels of crime, particularly of contact crime; dealing with organised crime syndicates; improving the effectiveness of the integrated justice system initiatives; upholding national security; and providing security during the 2010 Soccer World Cup.

Improving policing

The SAPS has established relationships with communities through community policing boards and forums at police stations as well as through sector policing, which has been implemented in the majority of sectors of the presidential and priority crime police stations. In 2006/07, the focus will be on the complete rollout of sector policing at all presidential and priority crime stations.

In addition, approximately 600 closed-circuit television (CCTV) cameras have been installed in metropolitan areas such as Johannesburg, Cape Town and Durban over the last three years, and these have had a positive impact on reducing crime in these cities. During the next five years, CCTV cameras will be rolled out in presidential and priority stations.

To further improve service delivery, the department continues to increase its personnel capacity. Personnel numbers were 148 970 in 2004/05, and the target is
178 910 by 2008/09. This has resulted in the need to expand training capacity, and the training unit is developing an e-learning programme. In addition to training new recruits, the focus will also be on addressing operational deficiencies through courses in detective investigation and sexual offences investigation.

The South African Reserve Police Service plays a crucial role in supporting the
SAPS in all aspects of operational policing. During 2004/05, 2 610 additional police reservists were recruited, bringing the total number of reservists to 21
061. The SAPS will start establishing a revised

                                                    Vote 24: Safety and Security

reservist system with a new pay structure, which is expected to add significant impetus to the recruitment of reservists.

The department has budgeted over the medium term for increased expenditure on additional personnel, human resources capacity building and more physical and technological resources for the operational response services and protection and security services divisions. This is to enable them to perform security functions at borders and ports of entry and exit.

Science and technology activities

In 2004/05, an overall SAPS technology strategy was developed to provide a structured approach for strategic and operational decision-making about the specification, acquisition, use and evaluation of technologies and science for the SAPS. The strategy came into effect during 2005 and will continue until
2010, with the establishment of technology management capacity being the primary focus.

EXPENDITURE ESTIMATES

TABLE 24.1 SAFETY AND SECURITY
-----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                             ADJUSTED     REVISED
                                     AUDITED OUTCOME             APPROPRIATION     ESTIMATE     MEDIUM-TERM EXPENDITURE ESTIMATE
                          ---------------------------------------------------------------------------------------------------------
R thousand                   2002/03       2003/04      2004/05             2005/06              2006/07       2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

1. Administration          6 279 125     7 310 897    8 453 301      9 447 029    9 819 751   10 522 060    11 264 578   12 414 029
2. Visible Policing        9 569 207    10 400 384   11 220 544     13 097 377   12 629 269   14 426 449    15 852 149   16 867 188
3. Detective               3 342 450     3 731 247    4 173 473      4 796 265    4 870 191    5 279 606     5 687 229    6 024 471
   Services
4. Crime                     596 402       673 847      839 537      1 006 627    1 028 087    1 119 440     1 227 289    1 299 538
   Intelligence
5. Protection and            592 951       576 512      727 667      1 013 978    1 013 978    1 210 176     1 527 800    1 877 548
   Security Services
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                     20 380 135    22 692 887   25 414 522     29 361 276   29 361 276   32 557 731    35 559 045   38 482 774
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                         904 281      904 281    1 551 891     2 107 260    3 324 948
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS          19 176 139    21 051 073   23 307 277     27 534 905   27 153 468   30 599 004    33 521 834   35 898 745
                          ---------------------------------------------------------------------------------------------------------
Compensation of
employees                 14 961 087    16 286 720   17 712 498     21 389 089   20 582 744   23 569 040    26 029 694   27 960 043
Goods and services         4 215 052     4 764 453    5 595 018      6 145 816    6 570 724    7 029 964     7 492 140    7 938 702
of which:
Communication                467 186       494 455      548 429        590 418      590 418      633 241       672 619      701 030
Computer services            636 702       878 928    1 055 138        873 541    1 028 562      877 363       921 315      979 523
Consultants,                  80 902        96 436      117 823        126 638      126 638      133 435       140 631      146 611
contractors and
special services
Inventory                  1 147 980     1 214 986    1 443 662      1 575 545    1 575 545    1 524 808     1 551 406    1 589 851
Maintenance repair           251 761       260 852      331 383        347 652      347 652      363 207       377 843      387 896
and running cost
Operating leases             558 121       613 496      747 282        811 437      811 437      915 242     1 022 026    1 095 349
Travel and                   344 025       322 421      364 884        410 948      410 948      440 223       460 232      479 029
subsistence
Municipal Services           210 295       221 842      232 890        251 353      251 353      294 486       319 594      339 717
Other                        518 080       661 037      753 527      1 158 284    1 428 171    1 847 959     2 026 474    2 219 696
Financial transactions            --          (100)        (239)            --           --           --            --           --
in assets and
liabilities
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             531

2006 Estimates of National Expenditure

TABLE 24.1 SAFETY AND SECURITY (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                             ADJUSTED      REVISED
                                     AUDITED OUTCOME             APPROPRIATION     ESTIMATE     MEDIUM-TERM EXPENDITURE ESTIMATE
                          ---------------------------------------------------------------------------------------------------------
R thousand                   2002/03       2003/04      2004/05             2005/06              2006/07       2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

TRANSFERS AND
SUBSIDIES                    366 132       413 203      405 135        427 588      407 497      375 728       378 595      396 286
                          ---------------------------------------------------------------------------------------------------------
Provinces and
municipalities                54 497        58 996       64 229         74 305       74 305       30 032        16 011       16 829
Departmental                     354           489        8 679         12 853       13 144       14 464        15 878       16 968
agencies and
accounts
Households                   311 281       353 718      332 227        340 430      320 048      331 232       346 706      362 489
                          ---------------------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL         837 864     1 228 611    1 702 110      1 398 783    1 800 311    1 582 999     1 658 616    2 187 743
ASSETS
                          ---------------------------------------------------------------------------------------------------------
Buildings and other          258 951       314 479      368 369        446 569      446 569      498 185       708 494    1 188 165
fixed structures
Machinery and                578 885       914 132    1 333 735        952 214    1 353 671    1 084 814       950 122      999 578
equipment
Cultivated assets                 28            --            6             --           71           --            --           --
                          ---------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                     20 380 135    22 692 887   25 414 522     29 361 276   29 361 276   32 557 731    35 559 045   38 482 774
-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increases strongly over the seven-year-period, rising from R20,4 billion in 2002/03 to R29,4 billion in 2005/06, an average annual increase of
12,9 per cent. It is expected to reach R38,5 billion by 2008/09, at a rate of
9,4 per cent over the medium-term expenditure framework (MTEF) period. This fast growth in expenditure largely reflects the employment of large numbers of additional police officers and improvements in their conditions as far as pay progression, scarce skills and remuneration are concerned.

The Protection and Security Services programme is the fastest growing programme, with expenditure expected to increase from R593 million in 2002/03 to R1,9 billion in 2008/09, a growth rate of 21,2 per cent. This is a relatively new programme, which is continuously expanding as new functions, related to new government security initiatives become established. Expenditure on capital assets is expected to grow faster than total expenditure at an average of 18,6 per cent from R837,9 million in 2002/03 to R1,4 billion in 2005/06 and at 16,1 per cent over the MTEF (reaching R2,2 billion in 2008/09). Expenditure on buildings and other fixed structures grows by 38,6 per cent over the period
2005/06 to 2008/09, whereas the bulk of the growth in machinery and equipment occurred during first four years, from 2002/03 to 2005/06, when it increased by
19,1 per cent. These two items are the drivers of payments for capital assets, the fastest growing item in the Administration programme.

Additional allocations in the 2006 Budget increase the department's budget by
R510 million in 2006/07, R962,4 million in 2007/08 and R2,1 billion in 2008/09.
This will enable the department to recruit 5 060 additional police personnel in
2006/07, and approximately 8 000 in 2008/09. The department is also planning to build more policing facilities, improve the phased implementation of border security, and introduce a revised reservist system. The increased funding for police officers will allow the recruitment of 34 850 new personnel over the 2006
MTEF, of which 22 850 are in addition to the replacements needed because of staff turnover.

DEPARTMENTAL RECEIPTS

The department expects receipts of approximately R120,5 million in 2006/07 and roughly the same amount annually in the other two years of the MTEF. Revenue is mainly generated from the recovery of debt, rental income, auctioning recovered unclaimed stolen property, and providing services at commercial events.

                                                    Vote 24: Safety and Security

TABLE 24.2 DEPARTMENTAL RECEIPTS
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION         MEDIUM-TERM RECEIPTS ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                     141 253      158 151      169 059        146 691       120 504      123 700      120 118
                                        ------------------------------------------------------------------------------------------
Sales of goods and services
produced by department                     68 091       76 567       81 463         67 586        69 264       71 080       69 128
Sales of scrap, waste and other used       18 082       14 967        9 996         15 141         1 320        1 450        1 350
current goods
Fines, penalties and forfeits               9 648        5 809        7 139          3 498         4 764        5 000        3 890
Interest, dividends and rent on land        1 951        2 606        2 003          2 418         1 260        1 100        1 250
Sales of capital assets                     2 000        6 367          107          1 135           876          950        1 000
Financial transactions in assets and       41 481       51 835       68 351         56 913        43 020       44 120       43 500
liabilities
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     141 253      158 151      169 059        146 691       120 504      123 700      120 118
----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services. It also provides for employer contributions to medical aid benefits, and for IT, capital works and property management costs.

EXPENDITURE ESTIMATES

TABLE 24.3 ADMINISTRATION
----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

Minister (1)                                  607          713          788            837           887          934          981
Deputy Minister (2)                           562          607          641            680           721          759          797
Management                                 23 071       23 095       23 274         27 286        28 190       29 771       31 230
Corporate Services                      5 522 995    6 489 643    7 508 436      8 429 560     9 362 904    9 976 488   11 034 836
Property Management                       731 890      796 839      920 162        988 666     1 129 358    1 256 626    1 346 185
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   6 279 125    7 310 897    8 453 301      9 447 029    10 522 060   11 264 578   12 414 029
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                   1 211 649     1 819 259    2 226 150    2 914 641
----------------------------------------------------------------------------------------------------------------------------------

1 Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

2 Payable as from 1 April 2005. Salary: R 544 123. Car allowance: R 136 030.

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS                        5 800 484    6 617 897    7 783 918      8 626 262     9 639 543   10 314 564   10 972 570
                                        ------------------------------------------------------------------------------------------
Compensation of employees               3 770 203    4 250 565    4 900 571      5 399 688     6 078 368    6 603 665    7 067 576
Goods and services                      2 030 281    2 367 432    2 883 586      3 226 574     3 561 175    3 710 899    3 904 994
of which:
Communication                              41 214       40 392       62 028         66 569        67 986       69 056       70 549
Computer services                         617 277      767 220    1 009 600        849 975       877 363      921 315      979 523
Consultants, contractors and special       25 731       29 885       38 147         42 914        45 102       47 256       48 998
services
Inventory                                 145 263      190 983      216 737        210 505       215 809      219 875      225 698
Maintenance repair and running cost        78 661       72 205       93 912         99 865       105 632      109 856      113 258
Operating leases                          531 791      586 147      701 639        755 065       853 828      956 910    1 027 489
Travel and subsistence                     94 242      113 142      125 321        146 581       157 852      169 214      178 698
Municipal Services                        210 295      221 842      232 890        251 353       294 486      319 594      339 717
Financial transactions in assets and           --         (100)        (239)            --            --           --           --
liabilities
----------------------------------------------------------------------------------------------------------------------------------

                                                                             533

2006  Estimates of National Expenditure

TABLE 24.3 ADMINISTRATION (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                   132 061      195 541      183 754        170 612       170 597      176 754      185 349
                                        ------------------------------------------------------------------------------------------
Provinces and municipalities                8 232        9 134       11 352         12 169         5 081        2 588        2 714
Departmental agencies and accounts             --            3        8 451         12 393        13 984       15 383       16 458
Households                                123 829      186 404      163 951        146 050       151 532      158 783      166 177
                                        ------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS               346 580      497 459      485 629        650 155       711 920      773 260    1 256 110
                                        ------------------------------------------------------------------------------------------
Buildings and other fixed structures      258 906      314 430      368 023        446 569       498 185      708 494    1 188 165
Machinery and equipment                    87 674      183 029      117 606        203 586       213 735       64 766       67 945
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   6 279 125    7 310 897    8 453 301      9 447 029    10 522 060   11 264 578   12 414 029
----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                        --            3        8 451         12 393        13 984       15 383       16 458
                                        ------------------------------------------------------------------------------------------
Safety and Security Service                    --           --        8 451         12 393        13 984       15 383       16 458
Education and Training Authority
Civil Aviation                                 --            3           --             --            --           --           --
                                        ------------------------------------------------------------------------------------------
HOUSEHOLDS
SOCIAL BENEFITS
CURRENT                                    14 503       15 620       13 642         10 646        10 925       11 485       12 071
                                        ------------------------------------------------------------------------------------------
Employer social benefit                    14 503       15 620       13 642         10 646        10 925       11 485       12 071
                                        ------------------------------------------------------------------------------------------
OTHER TRANSFERS
CURRENT                                   109 326      170 784      150 309        135 404       140 607      147 298      154 106
                                        ------------------------------------------------------------------------------------------
Claims against the state                   53 795       59 075       63 385         59 804        62 407       65 228       68 100
Injury on duty and detainee medical        46 025       92 007       79 500         75 600        78 200       82 070       86 006
expenses
Debt write-off                              9 506       19 702        7 424             --            --           --           --
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure is expected to continue its strong increase, from R6,3 billion in
2002/03 to R12,4 billion in 2008/09, an average annual rate of 12 per cent.
Expenditure amounts, on average, to one-third of the department's overall allocation, because the Corporate Services subprogramme provides extensive centralised functions and pays employer medical aid contributions. The increase in expenditure is also influenced by the devolution of accommodation budgets from the Department of Public Works.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Safety and Security received the following amounts: R1,1 billion is devolved to the department from the budget of Department Of Public Works in 2006/07, R1,3 billion in 2007/08 and R1,3 billion in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06. However, the SAPS is the only department that will also take over the responsibility for specific accommodation, like police stations.

Expenditure on payments for capital assets increases significantly over the seven-year period, from R346,6 million in 2002/03 to R1,3 billion in 2008/09, a growth rate of 23,9 per cent, mainly because of the substantial additional allocations for new policing facilities over the 2006 MTEF. The continued
modernisation of the vehicle fleet and the new radio communication network in
Gauteng remain prominent in machinery and equipment costs.

                                                    Vote 24: Safety and Security

PROGRAMME 2: VISIBLE POLICING

The Visible Policing programme funds services at police stations, specialised interventions, and the policing of South Africa's borderlines.

There are three subprogrammes:

o   Crime Prevention provides for basic crime prevention and visible policing services at police stations, including at community service centres.

o   Borderline Security provides for the policing of borderlines.

o   Specialised Interventions comprises the air wing, special task force and area crime combating units, among others.

EXPENDITURE ESTIMATES

TABLE 24.4 VISIBLE POLICING
----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

Crime Prevention                        8 485 562    9 251 670    9 976 830     11 625 987    12 838 187   14 048 243   14 927 193
Borderline Security                            --           --           --             --        76 171      180 158      220 558
Specialised Interventions               1 083 645    1 148 714    1 243 714      1 471 390     1 512 091    1 623 748    1 719 437
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   9 569 207   10 400 384   11 220 544     13 097 377    14 426 449   15 852 149   16 867 188
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                    (594 496)     (682 093)    (720 618)    (550 790)
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        9 017 259    9 682 090   10 097 144     12 279 704    13 537 101   14 942 823   15 912 717
                                        ------------------------------------------------------------------------------------------
Compensation of employees               7 507 725    8 121 349    8 302 949     10 366 583    11 218 688   12 421 057   13 270 975
Goods and services                      1 509 534    1 560 741    1 794 195      1 913 121     2 318 413    2 521 766    2 641 742
of which:
Communication                             311 832      323 193      338 776        365 164       400 897      434 771      456 214
Consultants, contractors and special       44 374       52 812       65 629         68 664        72 235       76 412       79 541
services
Inventory                                 756 411      736 845      854 153        964 996       945 263      950 147      968 123
Maintenance repair and running cost       129 485      137 851      177 531        180 347       186 901      194 235      197 532
Operating leases                           16 794       17 186       24 594         27 914        29 985       31 025       31 658
Travel and subsistence                    120 294      104 481      125 772        131 432       142 587      146 586      151 241
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                   173 356      161 934      168 189        216 157       175 972      176 031      183 930
                                        ------------------------------------------------------------------------------------------
Provinces and municipalities               32 031       34 343       35 234         41 435        16 857        9 693       10 199
Departmental agencies and accounts            354          486          228            460           480          495          510
Households                                140 971      127 105      132 727        174 262       158 635      165 843      173 221
                                        ------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS               378 592      556 360      955 211        601 516       713 376      733 295      770 541
                                        ------------------------------------------------------------------------------------------
Buildings and other fixed structures            9            7          240             --            --           --           --
Machinery and equipment                   378 555      556 353      954 965        601 516       713 376      733 295      770 541
Cultivated assets                              28           --            6             --            --           --           --
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   9 569 207   10 400 384   11 220 544     13 097 377    14 426 449   15 852 149   16 867 188
----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------------
PROVINCES AND MUNICIPALITIES
MUNICIPALITIES
MUNICIPAL BANK ACCOUNTS
CURRENT                                    32 031       34 343       35 234         41 435        16 857        9 693       10 199
                                        ------------------------------------------------------------------------------------------
Regional Services Council levies           24 801       26 814       27 121         32 520         7 817           --           --
Vehicle licences                            7 230        7 529        8 113          8 915         9 040        9 693       10 199
----------------------------------------------------------------------------------------------------------------------------------

                                                                             535

2006 Estimates of National Expenditure

TABLE 24.4 VISIBLE POLICING (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL AGENCIES AND
ACCOUNTS
PUBLIC ENTITIES                               354          486          228            460           480          495          510
CURRENT
                                        ------------------------------------------------------------------------------------------
Civil Aviation                                354          486          228            460           480          495          510
                                        ------------------------------------------------------------------------------------------
HOUSEHOLDS                                 74 626       68 732       65 284         91 802        94 310       99 969      104 967
SOCIAL BENEFITS
CURRENT
                                        ------------------------------------------------------------------------------------------
Employer social benefits                   74 626       68 732       65 284         91 802        94 310       99 969      104 967
                                        ------------------------------------------------------------------------------------------
OTHER TRANSFERS                            66 345       58 373       67 443         82 460        64 325       65 874       68 254
CURRENT
                                        ------------------------------------------------------------------------------------------
Claims against the state                       62           59           79             --            --           --           --
Injury on duty and detainee medical        66 283       58 314       67 364         82 460        64 325       65 874       68 254
expenses
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Spending on the Visible Policing programme constitutes, on average, 45 per cent of the department's budget. Since the programme accommodates basic policing services, the scope for reprioritising and shifting funds is limited.

Total expenditure is anticipated to increase steadily over the MTEF, from R13,1 billion in 2005/06 to R16,9 billion in 2008/09, at an average annual rate of 8,8 per cent. This growth is mainly due to the substantial additional allocations for new recruits in the budgets between 2002 and 2006: R1,2 billion in 2002/03,
R600 million in 2003/04, R540 million in 2004/05, R660 million in 2005/06 and
R1,7 billion in 2006/07. Expenditure on compensation of employees, which constitutes on average 77,8 per cent of this programme's expenditure, goods and services, transfers and subsidies, and payments for capital assets, is also expected to increase over the MTEF for the same reason. The additional allocations in the 2006 Budget will allow for the implementation of a revised reservist system under the Crime Prevention subprogramme and for improving the
Borderline Security subprogramme.

SERVICE DELIVERY OBJECTIVES AND INDICATORS RECENT OUTPUTS

Reduction in priority crimes

The SAPS focuses on reducing the levels of crime, specifically contact crimes.
Notable decreases for 2004/05 include: murder by 5,6 per cent, common robbery by
5,3 per cent, robbery with aggravating circumstances by 5,3 per cent and common assault by 5,1 per cent. Thus in 2004/05, overall the priority crimes rate did not increase.

Reduction in illegal firearms

Great strides have been made in eradicating the illegal pool of firearms and their criminal use. From April 2004 to March 2005, 15 837 firearms were reported lost or stolen and 23 813 were confiscated or recovered, a recovery rate of 150 per cent which partly addresses the backlog. The SAPS target of recovering 75 per cent of stolen firearms was thus exceeded. During the same period, 68 343 redundant and obsolete firearms were destroyed. Between January 2005 and March

                                                    Vote 24: Safety and Security

2005, 21 824 illegal firearms and 388 163 illegal rounds of ammunition were surrendered to the SAPS for this portion of the amnesty which was declared by the Minister for Safety and Security.

Sector policing

Sector policing is currently in various phases of implementation at the 14 presidential stations and 47 priority stations. By the end of 2004/05, sector policing had been implemented in 103 of the 128 sectors at the presidential stations (80 per cent) and in 236 of the 366 sectors at the priority stations
(64 per cent). Full integration at these sites in 2004/05 was not achieved.

Ports of entry and exit

Stricter border control measures have resulted in some decreases in arrests for, and seizures of, drugs, illegal firearms, illegal goods and stolen vehicles. For example, in 2004/05, 427 arrests for stolen or hijacked vehicles were made, compared to 748 in 2003/04. These decreases can be attributed to the fact that criminals are aware of the use of advanced equipment and technology at ports, as well as more effective inspection procedures. In 2004/05, 255 arrests were made for illegal goods, compared to 240 in 2003/04. There was also an increase in drug-related arrests, namely 401 arrests in 2004/05 compared to 376 arrests in
2003/04. These increases are because more SAPS personnel have been deployed at ports to do searches and seizures.

SELECTED MEDIUM-TERM OUTPUT TARGETS VISIBLE POLICING

MEASURABLE OBJECTIVE: Discourage all crimes by providing a proactive and responsive policing service that will prevent the priority crimes rate from increasing.

----------------------------------------------------------------------------------------------------------------------------------
 SUBPROGRAMME             OUTPUT                  MEASURE/INDICATOR                          TARGET
-----------------------------------------------------------------------------------------------------------------------------------

 Crime Prevention         Visible crime           Number of high contact crime stations      Initiatives established at 169 high
                          deterrence              where crime prevention initiatives         contact crime stations
                                                  will be established
                                                  (proactive partnerships)

                                                  Number of high contact crime stations      Actions undertaken at 169 high contact
                                                  where preventative actions will be         crime stations
                                                  taken

                                                  Percentage of firearms recovered           85% recovered
                                                  relative to firearms stolen

                                                  Percentage of vehicles recovered           46% recovered
                                                  relative to vehicles stolen

                                                  Value of drugs seized                      Maintain or increase

                                                  Number of high contact crime stations      Sector policing established at 169 high
                                                  where Sector policing takes place          contact crime stations

                                                  Rate of reduction of contact crimes        Contact crimes reduced by 7% per year
-----------------------------------------------------------------------------------------------------------------------------------
 Borderline Security      Deterrence of illegal   Number of illegal firearms recovered at    Maintain or increase*
                          activities at           borders
                          borderlines

                                                  Number of stolen vehicles recovered        Maintain or increase*
                                                  at borders

                                                  Value of drugs seized at borders           Maintain or increase*

                                                  Value of illegal goods recovered at        Maintain or increase*
                                                  borders

                                                  Number of arrests at borders for           Maintain or increase*
                                                  illegal firearms, stolen vehicles,
                                                  drugs, illegal goods and human
                                                  smuggling and trafficking
-----------------------------------------------------------------------------------------------------------------------------------
 Specialised             Neutralise dangerous     Number of arrests for violent,             Maintain or increase*
 Interventions           and potentially          public and collective actions
                         dangerous situations

                                                  Number of high risk operations             Maintain or increase*
----------------------------------------------------------------------------------------------------------------------------------

*   These cannot be measured as a proportion of the total incidence of the crime, because illegal firearms, stolen vehicles, drugs, and goods that move both in and out of the country illegally, cannot be determined.

PROGRAMME 3: DETECTIVE SERVICES

The Detective Services programme delivers the services required to effectively investigate crimes, and facilitates the activities of detectives at all police stations.

                                                                             537

2006 Estimates of National Expenditure

There are four subprogrammes:

o   General Investigations accommodates detectives at police stations, who investigate a broad range of crimes.

o   Specialised Investigations funds the investigations of the various specialised units.

o   Criminal Record Centre manages criminal records.

o   Forensic Science Laboratory provides specialised technical support to investigators in relation to evidence.

EXPENDITURE ESTIMATES

TABLE 24.5 DETECTIVE SERVICES
----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

General Investigations                  1 921 577    2 198 323    2 591 884      2 949 757     3 256 143    3 485 489    3 690 056
Specialised Investigations                934 208      899 285    1 007 524      1 160 960     1 285 850    1 409 187    1 491 546
Criminal Record Centre                    344 750      460 006      406 663        464 010       495 954      532 757      567 266
Forensic Science Laboratory               141 915      173 633      167 402        221 538       241 659      259 796      275 603
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   3 342 450    3 731 247    4 173 473      4 796 265     5 279 606    5 687 229    6 024 471
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                          --        73 883       44 601       94 069
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                        3 217 173    3 552 416    3 979 063      4 690 285     5 162 351    5 563 709    5 893 475
                                        ------------------------------------------------------------------------------------------
Compensation of employees               2 712 184    2 869 710    3 265 494      3 943 568     4 310 006    4 674 353    4 959 141
Goods and services                        504 989      682 706      713 569        746 717       852 345      889 356      934 334
of which:
Communication                              95 584      111 020      116 307        129 832       132 852      134 568      137 025
Consultants, contractors and special       10 350       12 803       12 948         13 905        14 888       15 607       16 651
services
Inventory                                 211 456      244 161      313 977        328 654       289 318      303 781      315 258
Maintenance repair and running cost        34 294       39 763       47 774         53 808        55 741       57 654       59 984
Operating leases                            7 270        7 912        9 736         11 369        12 564       13 862       14 505
Travel and subsistence                     44 407       49 041       60 627         66 072        69 521       72 145       74 985
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    51 049       44 123       42 035         29 056        20 798       18 492       19 329
                                        ------------------------------------------------------------------------------------------
Provinces and municipalities               10 821       11 611       12 912         14 807         5 888        2 860        2 998
Households                                 40 228       32 512       29 123         14 249        14 910       15 632       16 331
                                        ------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                74 228      134 708      152 375         76 924        96 457      105 028      111 667
                                        ------------------------------------------------------------------------------------------
Buildings and other fixed structures           22           33          106             --            --           --           --
Machinery and equipment                    74 206      134 675      152 269         76 924        96 457      105 028      111 667
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   3 342 450    3 731 247    4 173 473      4 796 265     5 279 606    5 687 229    6 024 471
----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------------
HOUSEHOLDS
SOCIAL BENEFITS
CURRENT                                    40 136       31 800       28 243         14 249        14 910       15 632       16 331
                                        ------------------------------------------------------------------------------------------
Employer social benefit                    40 136       31 800       28 243         14 249        14 910       15 632       16 331
                                        ------------------------------------------------------------------------------------------
OTHER TRANSFERS
CURRENT                                        92          712          880             --            --           --           --
                                        ------------------------------------------------------------------------------------------
Claims against the state                       21           10            6             --            --           --           --
Injury on duty and detainee medical            71          702          874             --            --           --           --
expenses
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

                                                    Vote 24: Safety and Security

EXPENDITURE TRENDS

Expenditure grew steadily over the seven-year-period, but increased faster between 2002/03 and 2005/06 (average annual rate of 12,8 per cent) than over the
MTEF (7,9 per cent). The increases over the MTEF provide for improving the functions of the family violence, child protection and sexual offences units, which have been prioritised since 2002/03, and for continuing to improve the quality of detective policing. This will involve the expansion nationally of the infrastructure of the criminal record and forensic science division, which will be completed during 2006, allowing for the management and administration components to be centralised.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Charges referred to court and detection rates

For 2004/05, the target for sending priority crime cases to court was 19 per cent: the percentage achieved was 26,9 per cent. The target for the priority crimes detection rate was 31 per cent, and 46,4 per cent was achieved. There was an increase of 13,1 per cent in sending cases of contact crime to court, assault with intent to do grievous bodily harm being the crime indicating the highest increase, at 4,6 per cent.

The highest increase in the detection rate (the proportion of cases finalised within the policing environment) in 2004/05 was for murder, with an increase of
3,5 per cent. The contact crime detection rate increased by 2,7 per cent, from
49,1 per cent in 2003/04 to 51,8 per cent in 2004/05.

The forensic science laboratory and the criminal record centre

The criminal record centre and the forensic science laboratory contribute to convictions in court, which are increasingly dependent on scientific evidence.
The forensic science laboratory received 182 159 exhibits for analysis in
2004/05, of which 180 798 were finalised within 35 days. Thus the target of finalising 92 per cent was met. The criminal record centre produced all of the
969 657 previous conviction reports within 30 days in 2004/05, compared to 956
039 in 2003/04.

SELECTED MEDIUM-TERM OUTPUT TARGETS

DETECTIVE SERVICES

MEASURABLE OBJECTIVE: Contribute to the successful prosecution of crime by investigating, gathering and analysing evidence and thereby preventing the priority crimes detection rate from decreasing.

---------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME          OUTPUT                MEASURE/INDICATOR                                           TARGET
---------------------------------------------------------------------------------------------------------------------

General               General crime         Percentage of charges (cases) to court                      21% to court
Investigations        investigation         Priority crimes detection rate (proportion of cases         33% detected
                                            finalised within the policing environment)
---------------------------------------------------------------------------------------------------------------------
Specialised           Specialised crime     Percentage of organised crime related charges to court      20% to court
Investigations        investigation
                                            Detection rate of commercial crime                          34% detected

                                            Percentage of commercial crime charges to court             22% to court

                                            Detection rate of sexual offences and assaults              40% detected
                                            against children (under 18 years)

                                            Percentage of charges (cases) to court for                  30% to court
                                            sexual offences and assaults against children

                                            Detection rate of sexual offences and assaults              42% detected
                                            against women (18 years and above)

                                            Percentage of charges (cases) to court for                  40% to court
                                            sexual offences and  assaults against women
---------------------------------------------------------------------------------------------------------------------
Criminal Record       Fingerprint           Time taken to generate reports of offenders'                Within 30
Centre                identification        previous convictions                                        days
---------------------------------------------------------------------------------------------------------------------
Forensic Science      Forensic              Percentage of exhibits analysed within 35 days              92% analysed
Laboratory            evidence
---------------------------------------------------------------------------------------------------------------------

                                                                             539

2006 Estimates of National Expenditure

PROGRAMME 4: CRIME INTELLIGENCE

The Crime Intelligence programme manages and analyses crime intelligence, and provides some technical support to the crime prevention and investigation divisions.

There are two subprogrammes:

o     Crime Intelligence Operations provides for intelligence-based crime investigations.

o     Intelligence and Information Management provides for the analysis of crime intelligence patterns to facilitate crime detection, in support of crime prevention and crime investigation.

EXPENDITURE ESTIMATES

TABLE 24.6 CRIME INTELLIGENCE
----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

Crime Intelligence Operations             286 643      348 662      394 209        458 684       513 819      562 945      595 337
Intelligence and Information
Management                                309 759      325 185      445 328        547 943       605 621      664 344      704 201
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     596 402      673 847      839 537      1 006 627     1 119 440    1 227 289    1 299 538
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      21 739        47 790       63 747       76 655
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          580 844      651 410      800 039        978 676     1 101 671    1 209 352    1 280 699
                                        ------------------------------------------------------------------------------------------
Compensation of employees                 512 333      571 496      712 023        873 732       982 947    1 083 574    1 149 678
Goods and services                         68 511       79 914       88 016        104 944       118 724      125 778      131 021
of which:
Communication                              10 861       12 949       14 407         15 597        17 520       19 212       20 984
Inventory                                  18 397       25 229       36 754         42 732        44 521       46 578       48 210
Maintenance repair and running cost         2 855        4 329        5 810          6 643         7 512        8 536        9 421
Operating leases                            1 639        1 576        1 876          3 021         3 212        3 354        3 487
Travel and subsistence                     19 219       20 636       14 197         20 317        21 856       22 435       22 895
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                     5 908        6 881        7 337          7 239         5 740        5 247        5 505
                                        ------------------------------------------------------------------------------------------
Provinces and municipalities                1 861        2 127        2 636          2 806         1 091          386          406
Households                                  4 047        4 754        4 701          4 433         4 649        4 861        5 099
                                        ------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                 9 650       15 556       32 161         20 712        12 029       12 690       13 334
                                        ------------------------------------------------------------------------------------------
Buildings and other fixed structures           12            4           --             --            --           --           --
Machinery and equipment                     9 638       15 552       32 161         20 712        12 029       12 690       13 334
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     596 402      673 847      839 537      1 006 627     1 119 440    1 227 289    1 299 538
----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Although the Crime Intelligence programme accounts for a small part of the department's expenditure, it grew at an average annual rate of 19,1 per cent between 2002/03 and 2005/06, from R596,4 million to R1 billion respectively. It is expected to rise further, at a growth rate of 8,9 per cent over the MTEF, reaching R1,3 billion in 2008/09. These increases go towards increasing overall delivery capacity.

                                                    Vote 24: Safety and Security

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

During 2004/05, the Crime Intelligence programme conducted a total of 9 568 operations, which contributed to the arrest of 9 461 people and the recovery of goods with an estimated value of R 1,7 billion. The operations focused on all types of domestic and transnational extremism, the illegal drug trade, the proliferation of firearms, and other forms of criminal activity. In 2003/04, 6
414 operations were conducted, so there was an increase of approximately 50 per cent in 2004/05.

The programme produced a wide range of reports during 2004/05: strategic intelligence products, tactical reports to guide operational units, crime prevention reports, and information products aimed at identifying crime-prone areas. The number of reports decreased compared to 2003/04.

SELECTED MEDIUM-TERM OUTPUT TARGETS CRIME

INTELLIGENCE

MEASURABLE OBJECTIVE: Contribute to the neutralisation of crime by gathering, collating and analysing intelligence information which leads to an actionable policing activity.

-----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                   MEASURE/INDICATOR                           TARGET
-----------------------------------------------------------------------------------------------------------------------

Crime Intelligence           Neutralised threats      Number of operations conducted to           Maintain or increase*
Operations                                            neutralise crime threats
-----------------------------------------------------------------------------------------------------------------------
Intelligence and             Crime                    Number of intelligence and information      Maintain or increase*
Information Management       intelligence             products
                             products
-----------------------------------------------------------------------------------------------------------------------

*   The type of threats will determine the frequency of operations and intelligence products (reports) generated.

PROGRAMME 5: PROTECTION AND SECURITY SERVICES

The Protection and Security Services programme funds the protection of local and foreign prominent people as well as the provision of security at key government installations, and, among others, ministerial homes.

There are six subprogrammes:

o   VIP Protection Services provides for the protection in transit of the president, deputy president, former presidents, and their spouses, and other identified VIP's.

o   Static and Mobile Security is for protecting other local and foreign VIPs in transit, as well as for protecting the places in which all VIPs, including those related to the president and deputy president, are present, as well as the valuable Government cargo and the escort of certain dangerous high profile prisoners.

o   Port of Entry Security provides for security at ports of entry and exit, such as border posts, airports and harbours.

o   Rail Police provides for security in the railway environment.

o   Government Security Regulator provides for security evaluations and the administration of national key points and government installations.

o   Operational Support provides for administrative support for the programme, including personnel development.

                                                                             541

2006  Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 24.7 PROTECTION AND SECURITY SERVICES
----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

VIP Protection Services                   266 658      257 466      223 148        262 617       281 708      317 910      356 756
Static and Mobile Security                 64 820      108 999      153 197        244 888       313 753      378 519      439 175
Port of Entry Security                    145 271      158 268      165 463        285 695       367 651      506 362      652 699
Rail Police                                    --           --       31 738         67 716       116 736      169 094      239 290
Government Security Regulator                  --           --        7 814         11 514        14 835       19 160       25 200
Operational Support                       116 202       51 779      146 307        141 548       115 493      136 755      164 428
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     592 951      576 512      727 667      1 013 978     1 210 176    1 527 800    1 877 548
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     265 389       293 052      493 380      790 373
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          560 379      547 260      647 113        959 978     1 158 338    1 491 386    1 839 284
                                        ------------------------------------------------------------------------------------------
Compensation of employees                 458 642      473 600      531 461        805 518       979 031    1 247 045    1 512 673
Goods and services                        101 737       73 660      115 652        154 460       179 307      244 341      326 611
of which:
Communication                               7 695        6 901       16 911         13 256        13 986       15 012       16 258
Inventory                                  16 453       17 768       22 041         28 658        29 897       31 025       32 562
Maintenance repair and running cost         6 466        6 704        6 356          6 989         7 421        7 562        7 701
Operating leases                              627          675        9 437         14 068        15 653       16 875       18 210
Travel and subsistence                     65 863       35 121       38 967         46 546        48 407       49 852       51 210
Other                                       4 306        6 405       21 896         44 891        63 943      124 015      200 670
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                     3 758        4 724        3 820          4 524         2 621        2 071        2 173
                                        ------------------------------------------------------------------------------------------
Provinces and municipalities                1 552        1 781        2 095          3 088         1 115          484          512
Households                                  2 206        2 943        1 725          1 436         1 506        1 587        1 661
                                        ------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                28 814       24 528       76 734         49 476        49 217       34 343       36 091
                                        ------------------------------------------------------------------------------------------
Buildings and other fixed structures            2            5           --             --            --           --           --
Machinery and equipment                    28 812       24 523       76 734         49 476        49 217       34 343       36 091
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     592 951      576 512      727 667      1 013 978     1 210 176    1 527 800    1 877 548
----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure grows rapidly over the seven-year period, rising from R593 million in 2002/03 to R1 billion in 2005/06, an average annual rate of 19,6 per cent. It is anticipated to increase further over the MTEF, at an average rate of 22,8 per cent, reaching R1,9 billion in 2008/09. The increases during the MTEF will support this programme's enlistment quota of an additional 2 920 functional members during 2006/07 and approximately 4 050 in total over the following two years. These members are required for the rollout of identified pilot projects, evidenced particularly in the increases in Rail Police, Government Security
Regulator and Port of Entry Security subprogrammes.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

During 2004/05, the Protection and Security Services programme protected 332 foreign dignitaries and 166 heads of state or heads of government at major events. There were no incidences of security breaches reported, in line with the
VIP Protection Services target. While five complaints were received about the
Static and Mobile Security function, preventing SAPS from meeting its

                                                    Vote 24: Safety and Security

target, these did not justify any departmental disciplinary steps and were dealt with by in-service training and redeploying members.

Progress on newly assigned functions and responsibilities was as follows:

Phase 1 of Johannesburg International Airport was finalised, with 600 new recruits enlisted and 24 dog handlers trained. At the Beit Bridge border post,
240 new recruits were enlisted and deployed.

The government security regulator and national key points function was established, with 10 South African National Defence Force personnel transferred to the SAPS. During the period under review, security appraisals for 12 high courts and 4 border posts were done.

Through the Rail Police subprogramme, Metro Rail Western Cape was established, with 400 new recruits enlisted, through a combined effort between the SAPS and
South African Rail Commuter Corporation.

SELECTED MEDIUM-TERM OUTPUT

TARGETS PROTECTION SERVICES

MEASURABLE OBJECTIVE: Minimise security violations by protecting foreign and local prominent people and securing strategic interests

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME             OUTPUT                        MEASURE/INDICATOR                         TARGET
----------------------------------------------------------------------------------------------------------------------------------

VIP                      Protection of all             Percentage of security breaches            0 % breaches
Protection Services      identified VIPs whilst        as a percentage of protection
                         in transit                    provided
----------------------------------------------------------------------------------------------------------------------------------
Static and               Static protection of all      Percentage of security breaches as a       0 % breaches
Mobile Security          identified VIPs and           percentage of protection provided
                         their property

                         Protection of valuable        Safe delivery rate of valuable cargo       100% delivery
                         government cargo and          and high profile prisoners as a
                         high profile prisoners        percentage of protection provided
----------------------------------------------------------------------------------------------------------------------------------
Port of Entry            Security and policing at      Extent of implementation progress of       Implementation progress at Beit
Security                 ports of entry and exit       pilot projects                             Bridge Border Post, Johannesburg
                                                                                                  International Airport and Durban
                                                                                                  Harbour

                                                       Number of illegal firearms recovered       Maintain or increase*
                                                       at ports of entry and exit

                                                       Number of stolen vehicles                  Maintain or increase*
                                                       recovered at ports of entry and exit

                                                       Value of drugs seized at ports of          Maintain or increase*
                                                       entry and exit

                                                       Value of illegal goods recovered at        Maintain or increase*
                                                       ports of entry and exit

                                                       Number of arrests at ports of              Maintain or increase*
                                                       entry and exit
----------------------------------------------------------------------------------------------------------------------------------
Rail Police              Security and policing in      Extent of the rollout of projects          Rollout in Gauteng (Tshwane,
                         the railway environment                                                  Witwatersrand) and
                                                                                                  KwaZulu-Natal and of the
                                                                                                  national train unit (Tshwane)

                                                       Priority crime rate in the railway         To be benchmarked in 2006/07
                                                       environment

                                                       Number of arrests in the railway           To be benchmarked in 2006/07
                                                       environment
----------------------------------------------------------------------------------------------------------------------------------
Government               Secured key government        Number of key points and public            133 key points and 265 public
Security Regulator       strategic interests           entities identified and appraised          entities

                                                       Compliance with identified physical        To be benchmarked in 2006/07
                                                       security standards of the government
                                                       sector
----------------------------------------------------------------------------------------------------------------------------------

*   These cannot be measured as a proportion of the total incidence of the crime, because illegal firearms, stolen vehicles, drugs and goods that move both in and out of the country illegally cannot be determined.

                                                                             543

2006 Estimates of National Expenditure

ANNEXURE

VOTE 24: SAFETY AND SECURITY

Table 24A: Summary of expenditure trends and estimates per programme and economic classification

Table 24B: Summary of personnel numbers and compensation of employees

Table 24C: Summary of expenditure on training

Table 24D: Summary of official development assistance expenditure

Table 24E: Summary of expenditure on infrastructure

                                                    Vote 24: Safety and Security

TABLE 24.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                   APPROPRIATION           AUDITED                 APPROPRIATION                  REVISED
                                          MAIN       ADJUSTED       OUTCOME        MAIN       ADDITIONAL     ADJUSTED     ESTIMATE
                                       -------------------------------------------------------------------------------------------
R thousand                                     2004/05              2004/05                    2005/06                     2005/06
----------------------------------------------------------------------------------------------------------------------------------

1.  Administration                      7 053 069    7 972 985    8 453 301      8 235 380     1 211 649    9 447 029    9 819 751
2.  Visible Policing                   12 239 943   12 082 861   11 220 544     13 503 511      (406 134)  13 097 377   12 629 269
3.  Detective Services                  4 021 815    4 021 815    4 173 473      4 796 265            --    4 796 265    4 870 191
4.  Crime Intelligence                    677 678      789 711      839 537        984 888        21 739    1 006 627    1 028 087
5.  Protection and
    Security Services                     517 151      547 151      727 667        936 951        77 027    1 013 978    1 013 978
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  24 509 656   25 414 523   25 414 522     28 456 995       904 281   29 361 276   29 361 276
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                       22 982 339   23 845 869   23 307 277     26 744 537       790 368   27 534 905   27 153 468
                                       -------------------------------------------------------------------------------------------
Compensation of employees              18 422 680   18 342 207   17 712 498     21 454 416       (65 327)  21 389 089   20 582 744
Goods and services                      4 559 659    5 503 662    5 595 018      5 290 121       855 695    6 145 816    6 570 724
Financial transactions in                      --           --         (239)            --            --           --           --
assets and liabilities
                                       -------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                   393 729      401 737      405 135        427 971          (383)     427 588      407 497
                                       -------------------------------------------------------------------------------------------
Provinces and municipalities               65 531       65 337       64 229         74 503          (198)      74 305       74 305
Departmental agencies and                      --        8 910        8 679         12 853            --       12 853       13 144
accounts
Households                                328 198      327 490      332 227        340 615          (185)     340 430      320 048
                                       -------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL                    1 133 588    1 166 917    1 702 110      1 284 487       114 296    1 398 783    1 800 311
                                       -------------------------------------------------------------------------------------------
ASSETS
Buildings and other fixed                 345 903      345 903      368 369        380 657        65 912      446 569      446 569
structures
Machinery and equipment                   787 685      821 014    1 333 735        903 830        48 384      952 214    1 353 671
Cultivated assets                              --           --            6             --            --           --           71
                                       -------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  24 509 656   25 414 523   25 414 522     28 456 995       904 281   29 361 276   29 361 276
----------------------------------------------------------------------------------------------------------------------------------

TABLE 24.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATES
                                       -------------------------------------------------------------------------------------------
                                          2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT
EMPLOYEES
Compensation (R thousand)              14 961 087   16 286 720   17 712 498     21 389 089    23 569 040   26 029 694   27 960 043
Unit cost (R thousand)                        114          117          119            137           145          152          156
Compensation as % of total                  100.0%       100.0%       100.0%         100.0%        100.0%       100.0%       100.0%
Personnel numbers (head
count)                                    131 560      139 023      148 970        156 060       163 060      170 910      178 910
----------------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION
(R THOUSAND)                           14 961 087   16 286 720   17 712 498     21 389 089    23 569 040   26 029 694   27 960 043
UNIT COST (R THOUSAND)                        114          117          119            137           145          152          156
PERSONNEL NUMBERS
(HEAD COUNT)                              131 560      139 023      148 970        156 060       163 060      170 910      178 910
----------------------------------------------------------------------------------------------------------------------------------

                                                                             545

2006 Estimates of National Expenditure

TABLE 24.C SUMMARY OF EXPENDITURE ON TRAINING
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATES
                                       -------------------------------------------------------------------------------------------
                                          2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)                  350 757      369 101      436 556        481 832       554 719      577 455      625 201
Number of employees trained                57 390       51 316       57 510         57 901        58 102       58 885       59 444
(head count)
                                       -------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     350 757      369 101      436 556        481 832       554 719      577 455      625 201
NUMBER OF EMPLOYEES                        57 390       51 316       57 510         57 901        58 102       58 885       59 444
---------------------------------------------------------------------------------------------------------------------------------

TABLE 24. D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE
-----------------------------------------------------------------------------------------------------------------------------------
DONOR                     PROJECT            CASH/                                      ADJUSTED
                                             KIND            AUDITED OUTCOME       APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                                      -----------------------------------------------------------------------------
R thousand                                            2002/03   2003/04   2004/05        2005/06     2006/07    2007/08     2008/09
-----------------------------------------------------------------------------------------------------------------------------------

LOCAL
Netcare            SAPS Open day             Cash          --        --        --             --          --         --          --
Saferafrica        Operation Rachel          Cash          --       525       777            863          --         --          --
National Treasury  Board Game                Cash         696        --       180             --         200        200         230
FOREIGN
Belgium            Human Resource            Cash         182        --        --             --          --         --          --
                   Management
Belgium            Support to SAPS           Cash          --        --       462          1 002       1 070      1 070       1 081
                   programmes
Belgium            Support to the DRC        Cash          --        --        --         10 000      10 000     10 000          --
European Union     Capacity Building         Cash       3 707    12 066    21 716         22 373          --         --          --
European Union     Presidential Project      Cash         147        --        59             --          --         --          --
                   Team
European Union     Training                  Cash          89        --       526             --          --         --          --
European Union     Operation Rachel          Cash         684       176       220             --          --         --          --
European Union     Crimes against women      Cash          --        --     2 173          7 133          --         --          --
                   and children
European Union     Capacity Building (DNA    Cash          --        --        --             --      12 000     12 000      12 000
                   Database)
Norway             Destruction of small
                   arms                      Cash           1     1 854     2 234            207          --         --          --
Norway             Study on firearms
                   control                   Kind          --     3 288        --             --          --         --          --
Norway             Destruction of
                   firearms in               Cash          --        --        --          2 144          --         --          --
                   DRC
United Nations     Technical Assistance      Kind       8 090        --        --             --          --         --          --
Denmark            Human Resource Policy     Kind       2 800     1 009     1 200            873          --         --          --
                   Development
Sweden             Institutional Capacity    Kind      20 650        --        --             --          --         --          --
                   Building
USA                Detective and             Kind       5 950        --        --             --          --         --          --
                   Microscopy Training
France             Technical Assistance      Kind         700     1 066       436             --          --         --          --
France             Combating of              Kind          --        --        --          4 000       3 000      3 000          --
                   transnational crime
Japan              Workshop on DRC           Kind          --        --       600             --          --         --          --
Denmark            Transforming HR           Cash          --       606       479          1 766          --         --          --
African            Prolifiration of
                   firearms in               Cash          --        --        --          5 500       6 500         --          --
Renaissance        DRC
British            Radio &                   Cash          --        --        --          2 500          --         --          --
                   telecommunication
                   project in DRC
Sweden             Institutional Capacity    Cash          --        --        --             --       5 000      5 000       5 000
                   Building
Switzerland        Operational commanders    Cash          --        --        --            678       2 100         --          --
                   training
Norway             Development of            Cash          --        --        --             --          --         --          --
                   sustainable policing in
                   Sudan
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                  43 696    20 590    31 062         59 039      39 870     31 270      18 311
-----------------------------------------------------------------------------------------------------------------------------------

                                                    Vote 24: Safety and Security

TABLE 24.E SUMMARY OF EXPENDITURE ON INFRASTRUCTURE
----------------------------------------------------------------------------------------------------------------------------------
DESCRIPTION               SERVICE DELIVERY OUTPUTS                                ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                         -----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

OTHER LARGE INFRASTRUCTURE PROJECTS
(OVER R20 MILLION)
Construction of new                            --           --           --             --        19 300       68 094      362 250
police stations
Construction of SAPS                           --           --           --             --        18 800      152 000      207 200
Head Office
Construction of new                            --           --           --             --        42 299      103 466       16 196
Laboratory in Cape
Town
GROUPS OF SMALL PROJECTS OR PROGRAMMES
Construction of new                       225 761       57 589      104 980        172 366       127 840       99 546      215 064
police stations
Upgrading of police                            --       39 943       25 676         18 272        23 930       15 663       18 042
cells
Upgrading of training                          --       56 920        2 000             --         1 288           --           --
colleges
Construction of other                          --       91 466       28 857         74 075        71 147       35 242       55 569
facilities
Construction of                                --          427        4 057          9 590         8 356        1 740           --
facilities for disabled
Installation of power                          --        5 401        5 182          2 335        10 600        3 911           --
generators
Upgrading of water                             --       12 703        3 137          1 480         2 669        2 643          204
supply network
Installation of facilities                     --          693        8 630          9 172         9 384        2 675        1 800
Construction of                                --           --       23 221          8 938         2 650       15 893        9 280
additional
accommodation
Planning for new                           31 079           --       44 878         39 091        79 200      132 000      219 780
infrastructure projects
Repair and                                     --       49 337      117 751        111 250        80 722       75 621       82 780
maintenance projects
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     256 840      314 479      368 369        446 569       498 185      708 494    1 188 165
----------------------------------------------------------------------------------------------------------------------------------

                                                                             547

2006 Estimates of National Expenditure

                                                                         VOTE 25

AGRICULTURE

--------------------------------------------------------------------------------
                                    2006/07            2007/08        2008/09
R THOUSAND                     TO BE APPROPRIATED
-------------------------------------------------------------------------------
MTEF ALLOCATIONS                   1 957 648         2 193 490      2 299 656
OF WHICH:
Current payments                     882 202           931 737        990 148
Transfers and subsidies            1 042 387         1 228 218      1 275 317
Payments for capital assets           33 059            33 535         34 191
--------------------------------------------------------------------------------
STATUTORY AMOUNTS                         --                --             --
--------------------------------------------------------------------------------
Executive authority           Minister for Agriculture and Land affairs
Accounting officer            Director-General of Agriculture
--------------------------------------------------------------------------------

AIM

The Department of Agriculture aims to lead and support sustainable agriculture and promote rural development through: ensuring access to sufficient, safe and nutritious food; eliminating skewed participation and inequity in agriculture;
maximising growth, employment and income in the sector; improving the sustainable management of natural agricultural resources and ecological systems;
ensuring effective and efficient governance; and ensuring knowledge and information management.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide the department with political and strategic leadership and management, and manage capital investments.

PROGRAMME 2: LIVELIHOODS, ECONOMICS AND BUSINESS DEVELOPMENT

Promote equitable access to the agricultural sector, the growth and commercial viability of emerging farmers, and food security and rural development.
Facilitate market access for South African agricultural products nationally and internationally by developing and implementing appropriate policies and targeted programmes. Promote broad-based black economic empowerment (BEE) in the sector.
Provide information for developing and monitoring the agricultural sector.

PROGRAMME 3: BIO-SECURITY AND DISASTER MANAGEMENT

Develop and implement policies for food safety, agricultural risk and disaster management and for controlling animal and plant diseases.

PROGRAMME 4: PRODUCTION AND RESOURCES MANAGEMENT

Manage productivity and sustainability in agriculture, monitor and control genetically modified organisms and develop and implement policies and legislation on the sustainable use of agricultural land and water resources.

                                                                             551

2006 Estimates of National Expenditure

PROGRAMME 5: SECTOR SERVICES AND PARTNERSHIPS

Manage and co-ordinate stakeholder and international relations, agricultural education and training, extension and advisory services, and scientific research and development.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

Since 1994, the Department of Agriculture's overarching policy and strategic objective has been to broaden access to agriculture. Over the past 11 years, the department has made considerable progress in providing more and better opportunities for those who previously lacked them. For the period ahead, the department has revised its programme structure, reducing its nine programmes to five. The objective has been to refocus its functions on: increasing access to the agricultural sector through the broad-based black economic empowerment (BEE)
initiative; contributing towards poverty eradication; providing support to emerging farmers to make sure that their businesses are commercially viable in the long term; and ensuring that South Africa is free from animal and plant diseases.

Devolution of responsibility for science councils

In the new governance framework for science and technology, the administrative responsibility for science councils has been transferred back to the relevant line function departments. The change provides an opportunity to address problems associated with previously inadequate national coordination and institutional frameworks. The department assumed budgetary responsibility for the Agricultural Research Council from April 2005, and intends to explore options for effectively coordinating, resourcing, developing and overseeing the national agricultural research system.

Comprehensive agriculture support programme

A core focus area is the comprehensive agriculture support programme (CASP), which provides post-settlement support to targeted beneficiaries of land reform and other producers who have acquired land through private means. The programme makes interventions in the following priority areas: information and knowledge management, technical and advisory assistance, training and capacity building, marketing and business development, on- and off-farm infrastructure, and regulatory services.

Provincial departments of agriculture, as implementing agents for the support programme, initially focused on providing infrastructure, but it became clear that to achieve the intended results a full rollout of the programme was needed.
In the first years, significant underspending and rollovers also indicated that provincial departments were faced with capacity constraints. Recommendations to improve the provision of agriculture support include: reviewing grant conditions, business processes related to the identification and approval of projects, and business plans and timeframes for reporting, which will also be reviewed.

Micro Agricultural Financial Institutions of South Africa

The Micro Agricultural Financial Institutions of South Africa (MAFISA) is a
credit scheme for the agricultural sector administered by the Land Bank on behalf of the department. It extends micro-credit and saving services to economically active poor rural households, small farmers and agribusinesses. The scheme has been launched in Limpopo, Eastern Cape, and KwaZulu-Natal and will be rolled out to the other provinces. Provincial steering committees will be responsible for implementation. Institutions will be participating in the scheme as financial intermediaries, once their capacity for outreach has been established.

                                                            Vote 25: Agriculture

Broad-based black economic empowerment framework

The BEE framework for agriculture (AgriBEE) is the department's response to improving equitable access to and participation in agricultural opportunities, deracialising land and enterprise ownership, and unlocking the entrepreneurial potential in the sector. The framework was developed in collaboration with agriculture stakeholders. When the agricultural sector charter has been signed, the proposed AgriBEE systems and initiatives will become operational.

Business models are being tested with selected commodity groups and local development organisations working on how best to integrate emerging participants into mainstream agriculture. Evaluation and monitoring systems for AgriBEE activities are being set up, and there will be implementation and monitoring workshops at the national, provincial, regional and local levels. Selected service providers will conduct training workshops on the impact and relevance of
AgriBEE on local municipality delivery levels and the agricultural sector.

Nepad's comprehensive African agriculture development programme

The underlying principle for engagement in Africa is that regional stability and the sustainable development of African economies is in the interests of the continent as a whole. South Africa's objective is to contribute towards improved economic conditions in the rest of Africa through engagement with Nepad.
Requests to South Africa from other African countries for technical assistance in the agricultural sector indicated a need for a dedicated technical assistance programme within the Nepad framework. The comprehensive African agriculture development programme (CAADP) was developed as a mechanism for mutual benefit between SADC countries. The CAADP has four pillars: land and water infrastructure, market access, food security, and research and development. The assistance provided by South Africa through the CAADP is an important enabler for regional development.

Accelerated and shared growth initiative

As a contribution to government's accelerated and shared growth initiative
(ASGI-SA), the department will develop detailed business plans for identified
ASGI-SA projects. The five key areas for the department are livestock, irrigation schemes, bio-fuels, land rehabilitation and agricultural development corridors.

EXPENDITURE ESTIMATES

TABLE 25.1 AGRICULTURE

------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                             ADJUSTED     REVISED
                                          AUDITED OUTCOME        APPROPRIATION    ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                               -----------------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04     2004/05          2005/06            2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------------

1. Administration                  168 598     191 876     209 863     224 599     209 599     247 195     261 832     275 152
2. Livelihoods,                     57 523      70 719     268 880     695 074     680 074     746 783     919 181     951 444
   Economics and
   Business
   Development
3. Bio-security and                236 969     421 437     343 173     383 250     368 250     245 939     258 096     281 381
   Disaster
   Management
4. Production and                  135 101     136 027     162 143     212 361     187 361     240 514     253 045     264 638
   Resources
   Management
5. Sector Services                 335 072     374 717     424 124     481 308     466 308     477 217     501 336     527 041
   and Partnerships
------------------------------------------------------------------------------------------------------------------------------
TOTAL                              933 263   1 194 776   1 408 183   1 996 592   1 911 592   1 957 648   2 193 490   2 299 656
------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                         311 854     226 854      25 796      30 046      32 367
------------------------------------------------------------------------------------------------------------------------------

                                                                             553

2006 Estimates of National Expenditure

TABLE 25.1 AGRICULTURE (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------
                                                                      ADJUSTED     REVISED
                                         AUDITED OUTCOME         APPROPRIATION    ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                               -----------------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04     2004/05          2005/06            2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                   478 641     532 258     581 732     806 416     731 416     882 202     931 737     990 148
                               -----------------------------------------------------------------------------------------------
Compensation of                    245 539     273 086     320 093     402 619     352 619     469 675     495 544     524 045
employees
Goods and services                 232 750     258 247     260 709     403 797     378 797     412 527     436 193     466 103
of which:
Communication                        9 817       9 783      10 912      12 407      12 407      15 042      16 145      16 740
Computer Services                   10 761      12 934      13 142      20 942      15 942       8 601       8 745       8 661
Consultants,                        48 344      55 595      57 449     138 055     118 055     140 985     150 438     154 176
contractors and
special services
Inventory                           39 805      38 407      43 003      44 340      44 340      41 788      41 715      42 783
Maintenance repair                  10 720      11 640      12 247      16 148      16 148      18 208      19 335      16 692
and running cost
Operating leases                    18 226      20 252      23 686      26 561      26 561      30 135      34 552      37 054
Travel and                          62 472      66 066      63 143      52 741      52 741      44 834      48 952      51 266
subsistence
Municipal Services                   5 923       6 249       6 560       7 080       7 080       8 295       9 002       9 569
Assets < R5000                       6 257       7 678       7 627      12 534      12 534      13 627      12 357      12 859
Financial transactions                 352         925         930          --          --          --          --          --
in assets and
liabilities
                               -----------------------------------------------------------------------------------------------
TRANSFERS AND                      417 343     633 213     761 821   1 145 547   1 135 547   1 042 387   1 228 218   1 275 317
SUBSIDIES
                               -----------------------------------------------------------------------------------------------
Provinces and                       24 639      67 138     345 006     411 745     411 745     345 173     462 080     484 247
municipalities
Departmental                       281 784     319 122     358 905     384 711     384 711     407 032     427 439     448 161
agencies and
accounts
Public corporations                  1 630      16 687       2 352     146 460     146 460     202 226     251 920     252 010
and private
enterprises
Foreign governments                 23 490      15 294      12 998     158 241     158 241      15 646      15 915      16 664
and international
organisations
Non-profit institutions                800         180       2 628         600         600          --          --          --
Households                          85 000     214 792      39 932      43 790      33 790      72 310      70 864      74 235
                               -----------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL                37 279      29 305      64 630      44 629      44 629      33 059      33 535      34 191
ASSETS
                               -----------------------------------------------------------------------------------------------
Buildings and other                 24 253      20 237      36 892      17 676      17 676      19 270      19 183      20 104
fixed structures
Machinery and                        9 949       9 068      24 383      25 008      24 946      12 778      13 336      13 162
equipment
Cultivated assets                       --          --         175          --          62          --          --          --
Software and other                   3 077          --       3 180       1 945       1 945       1 011       1 016         925
intangible assets
                               -----------------------------------------------------------------------------------------------
of which: Capitalised                9 703      10 790      17 462      16 586      16 586      27 689      30 271      32 666
compensation

------------------------------------------------------------------------------------------------------------------------------
TOTAL                              933 263   1 194 776   1 408 183   1 996 592   1 911 592   1 957 648   2 193 490   2 299 656
------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Total expenditure grows at a steady pace throughout 2002/03 to 2008/09, except for a slight decline in 2006/07. Between 2002/03 and 2005/06, expenditure increased at an average annual rate of 28,9 per cent, from R933,3 million to nearly R2 billion. In 2005/06, expenditure rose sharply due to unforeseen expenditure on: a contribution to the world food programme (R140 million), drought relief (R120 million) and combating the outbreak of classical swine fever in Eastern Cape and Western Cape (R20,4 million). The bulk of expenditure for 2005/06 was for transfer payments, including transfers to the Agricultural
Research Council (R360,9 million), the National

                                                            Vote 25: Agriculture

Agricultural Marketing Council (R14 million) and MAFISA (R150 million), as well as for conditional grants to provinces for the comprehensive agriculture support programme (CASP) and LandCare (R290 million). Over the 2006 MTEF, expenditure is expected to grow at an annual average rate of 4,8 per cent, from R2 billion to
R2,3 billion.

DEPARTMENTAL RECEIPTS

A significant portion of revenue is derived from the sale of goods and services which include: statutory services such as registering fertilizers, farm feeds, agricultural remedies and brands; drilling boreholes; analysing soil; issuing import and export certificates for agricultural products; issuing liquor control permits; and quarantine and inspection services. Other receipts come from interest payments. The department also recovers loans by the former Agriculture
Credit Board to commercial farmers. These funds are paid into the Agricultural
Debt Account as prescribed by the Agricultural Debt Management Act (2001), and
administered outside the exchequer. MAFISA is funded from this account.

From 2002/03 to 2004/05, revenue from the sale of goods and services increased at an average annual rate of 69,2 per cent. The high growth in departmental receipts for 2003/04 was due to: R100 million in unspent flood disaster funds paid back by the Land Bank, R8,9 million from an auction of redundant heavy duty earthmoving machinery, and R56,1 million from recovered loans.

TABLE 25.2 DEPARTMENTAL RECEIPTS
--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM RECEIPTS ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                 67 184     235 529     100 620      67 447      71 871      68 429      72 036
                                  ----------------------------------------------------------------------------------
Sales of goods and services           21 909      54 547      62 729      55 799      59 930      56 231      59 232
produced by department
Sales of scrap, waste and other           75           9           3          --           5           5           5
used  current goods
Transfers received                        10          13          --          --          --          --          --
Fines, penalties and forfeits             21           1          16           3           3           3           3
Interest, dividends and rent on        6 810      10 937      14 193       9 358       9 424       9 444       9 897
land
Sales of capital assets                   --       9 003      11 865         271         325         380         415
Financial transactions in assets      38 359     161 019      11 814       2 016       2 184       2 366       2 484
and liabilities
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                 67 184     235 529     100 620      67 447      71 871      68 429      72 036
--------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services. It also deals with collecting agricultural debt.

EXPENDITURE ESTIMATES

TABLE 25.3 ADMINISTRATION

--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                            ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Minister (1)                             825         921         791         837         887         934         981
Management                            50 567      60 186      65 105      81 179      86 837      91 423      95 037
Corporate Services                    71 604      88 480      80 118      96 523     106 061     111 485     117 557
Capital Works                         24 195      19 468      36 870      17 236      19 270      19 183      20 104
Property Management                   21 407      22 821      26 979      28 824      34 140      38 807      41 473
--------------------------------------------------------------------------------------------------------------------
TOTAL                                168 598     191 876     209 863     224 599     247 195     261 832     275 152
--------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                            30 312      30 443      34 926      37 355
--------------------------------------------------------------------------------------------------------------------

1 Payable as from 1 April 2005  Salary: R 669 462. Car allowance: R 167 365.

                                                                             555

2006 Estimates of National Expenditure

TABLE 25.3 ADMINISTRATION (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                           AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                     139 060     167 179     164 196     204 366     225 872     240 527     252 854
                                  ----------------------------------------------------------------------------------
Compensation of employees             74 694      86 088      82 163     105 963     117 980     124 560     131 204
Goods and services                    64 212      80 926      81 285      98 403     107 892     115 967     121 650
of which:
Communication                          5 137       5 665       6 192      10 359       8 729       9 304       9 360
Computer Services                      8 348      10 520      10 950      12 479       5 934       5 688       5 101
Consultants, contractors and           6 421       8 093       8 484       9 600      18 525      19 641      19 987
special services
Inventory                              6 409       7 283       7 891       9 319       3 845       4 101       4 233
Maintenance repair and running         1 926       2 428       2 806       1 880       2 988       3 119       3 132
cost
Operating leases                      16 476      18 126      21 350      23 471      27 123      31 156      33 314
Travel and subsistence                 5 137       6 474       6 711       7 680       8 121       8 684       8 785
Advertising                            1 284       1 619       1 349       1 919       1 946       2 023       2 190
Municipal services                     5 923       6 249       6 560       7 080       8 295       9 002       9 569
Audit fees                             1 279       1 600       1 923       1 920       3 495       3 775       4 076
Assets < R5000                         1 928       2 518       2 769       2 881       4 638       3 666       3 801
Financial transactions in assets         154         165         748          --          --          --          --
and  liabilities
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  270         273         503         872         440         405         415
                                  ----------------------------------------------------------------------------------
Provinces and municipalities             205         201         324         698         177          95         100
Public corporations and private           65          72          64          45          49          54          55
enterprises
Households                                --          --         115         129         214         256         260
                                  ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           29 268      24 424      45 164      19 361      20 883      20 900      21 883
                                  ----------------------------------------------------------------------------------
Buildings and other fixed             24 195      19 468      36 870      17 236      19 270      19 183      20 104
structures
Machinery and equipment                2 077       4 956       5 626         543       1 579       1 681       1 742
Software and other intangible          2 996          --       2 668       1 582          34          36          37
assets
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                168 598     191 876     209 863     224 599     247 195     261 832     275 152
--------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure has been increasing steadily, with average annual growth between
2002/03 to 2005/06 at 10 percent, bringing expenditure in 2005/06 to R224,6 million. For the 2006 MTEF, expenditure is projected to grow to R275,2 million at an average annual rate of 5,7 per cent. The decline is partly due to the transfer of the deputy minister's function and budget to the Department of Land
Affairs. The decline is counterbalanced by the increase in the baseline due to the devolution of funds from the Department of Public Works.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Agriculture received the following amounts: R34,1 million in 2006/07, R38,8 million in 2007/08 and R41,5 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: LIVELIHOODS, ECONOMICS AND BUSINESS DEVELOPMENT

The Livelihoods, Economics and Business Development programme: promotes equitable access to the agricultural sector, the growth and commercial viability of emerging farmers, and food security and rural development; facilitates market access for South African agricultural products nationally and internationally by developing and implementing appropriate policies and targeted programmes;
promotes broad-based black economic empowerment (BEE) in the sector; and
provides information for developing and monitoring the sector.

                                                            Vote 25: Agriculture

Apart from the Management subprogramme, there are four subprogrammes:

o     Livelihoods Development Support provides post-settlement support to emerging farmers, promotes farmer co-operatives and village banks, and is responsible for food security policy and legislation, programmes, and information.

o     Trade and Business Development facilitates international and domestic market access for South African agricultural products and promotes BEE in the sector. It also interacts with the National Agricultural Marketing
      Council.

o     Economic and Statistical Services provides for the collection and analysis of agricultural statistics, monitors and evaluates the economic performance of the sector and produces quarterly reports on sector trends.
      It also interacts with Statistics South Africa.

o     National Agricultural Marketing Council makes annual transfers to the council. The council advises the minister on the efficacy of the national food and agricultural marketing systems.

EXPENDITURE ESTIMATES

TABLE 25.4 LIVELIHOODS, ECONOMICS AND BUSINESS DEVELOPMENT
--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                            ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Management                             1 395       1 628       1 486       1 821       1 903       1 998       2 044
Livelihoods Development Support       27 132      33 124     224 529     601 737     570 587     739 085     762 624
Trade and Business Development         9 288      12 428      16 157      54 075     134 629     136 395     142 987
Economic and Statistical Services     14 496      13 430      16 107      23 480      26 954      28 383      29 830
National Agricultural Marketing        5 212      10 109      10 601      13 961      12 710      13 320      13 959
Council
--------------------------------------------------------------------------------------------------------------------
TOTAL                                 57 523      70 719     268 880     695 074     746 783     919 181     951 444
--------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                           100 757      (4 647)     (4 880)    (16 972)
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                      49 881      57 331      52 409     137 742     160 151     168 081     176 319
                                  ----------------------------------------------------------------------------------
Compensation of employees             21 295      22 631      31 161      56 416      62 416      65 076      69 368
Goods and services                    28 575      34 700      21 222      81 326      97 735     103 005     106 951
of which:
Consultants, contractors and           8 573      10 410       6 433      51 731      56 486      59 577      59 888
special services
Inventory                              2 000       2 429       1 561       2 529       1 844       1 977       2 173
Maintenance repair and running         1 429       1 735       1 148       2 573       1 065       1 149       1 168
cost
Travel and subsistence                 9 716      11 798       7 179       3 704      11 605      12 611      13 501
Advertising                            1 429       1 735       1 045       4 161      16 658      16 725      17 725
Assets < R5000                         1 432       1 735       1 019       4 002       2 496       2 680       2 799
Financial transactions in assets          11          --          26          --          --          --          --
and liabilities
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                7 642      12 324     215 298     556 245     585 823     750 186     774 192
                                  ----------------------------------------------------------------------------------
Provinces and municipalities              65          70     200 100     250 149     300 054     415 000     434 918
Departmental agencies and              5 212      10 109      10 601      13 961      12 710      13 320      13 959
accounts
Public corporations and private        1 565       1 965       2 247     146 385     202 177     251 866     251 955
enterprises
Foreign governments and                   --          --          --     140 000          --          --          --
international organisations
Non-profit institutions                  800         180       2 269          --          --          --          --
Households                                --          --          81       5 750      70 882      70 000      73 360
--------------------------------------------------------------------------------------------------------------------

                                                                             557

2006 Estimates of National Expenditure

TABLE 25.4 LIVELIHOODS, ECONOMICS AND BUSINESS DEVELOPMENT (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

PAYMENTS FOR CAPITAL ASSETS               --       1 064       1 173       1 087         809         914         933
                                  ----------------------------------------------------------------------------------
Buildings and other fixed structures      --          --          22          --          --          --          --
Machinery and equipment                   --       1 064       1 151       1 077         532         604         617
Software and other intangible assets      --          --          --          10         277         310         316
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                 57 523      70 719     268 880     695 074     746 783     919 181     951 444
--------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------
PROVINCES
CURRENT                                   --          --     200 000     250 000     300 000     415 000     434 918
                                  ----------------------------------------------------------------------------------
Comprehensive Agricultural Support        --          --     200 000     250 000     300 000     415 000     434 918
Programme Grant
                                  ----------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                                5 212      10 109      10 601      13 961      12 710      13 320      13 959
                                  ----------------------------------------------------------------------------------
National Agricultural Marketing        5 212      10 109      10 601      13 961      12 710      13 320      13 959
Council
                                  ----------------------------------------------------------------------------------
PUBLIC CORPORATIONS
CURRENT                                1 565       1 585       2 240     146 385     202 177     251 866     251 955
                                  ----------------------------------------------------------------------------------
Ncera Farms (Pty) Ltd                  1 565       1 585       2 240       2 377       2 177       1 866       1 955
Land and Agricultural Bank of SA          --          --          --     144 000     200 000     250 000     250 000
Eskom                                     --          --          --           8          --          --          --
                                  ----------------------------------------------------------------------------------
PRIVATE ENTERPRISES
FOREIGN GOVERNMENTS AND
INTERNATIONAL ORGANISATIONS
CURRENT                                   --          --          --     140 000          --          --          --
                                  ----------------------------------------------------------------------------------
World Food Programme                      --          --          --     140 000          --          --          --
                                  ----------------------------------------------------------------------------------
HOUSEHOLDS
CURRENT                                   --          --          --       5 000      70 000      70 000      73 360
                                  ----------------------------------------------------------------------------------
Broad-based Black Economic                --          --          --       5 000      70 000      70 000      73 360
Empowerment Programme for
Agriculture (AgriBEE)
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure has more than doubled from 2002/03 to 2004/05, rising from R57,5 million to R268,9 million, at an average annual rate of 116,2 percent. This is largely due to: the allocation for the comprehensive agriculture support programme, introduced in 2004/05; and an increase from R5,2 million in 2002/03 to R10,1 million in 2003/04 in the allocation to the National Agricultural
Marketing Council. The sharp increase from R268,9 million in 2004/05 to R695,1 million in 2005/06 was due to additional funds for: South Africa's contribution to the world food programme, CASP and MAFISA.

For the 2006 MTEF, expenditure is expected to continue to increase at an average annual rate of 11 per cent, reaching R951,4 million in 2008/09. This is mainly because agricultural support and AgriBEE are the programme's core focus areas and main cost drivers.

For the 2006 MTEF, the programme has transferred R4,6 million, R4,9 million and
R5,1 million to the Department of Trade and Industry following the shift of the registrar of co-operatives. Over the past three years, R23,1 million was paid to
Statistics South Africa for an agricultural census and sample survey done on behalf of the department. Also on the programme's budget is an annual transfer of R2,2 million, R1,9 million and R2 million for 2006/07 to 2008/09 to Ncera
Farms (Pty) Ltd, a public company owned by the department.

                                                            Vote 25: Agriculture

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Commercial viability of emerging farmers

In line with the objective of ensuring the commercial viability of emerging farmers, a pilot study was undertaken on 145 farming projects in Mpumalanga,
North West, and the Free State to evaluate their commercial viability.

Food security

As the lead department within the social sector cluster for the implementation of the integrated food security and nutrition programme (IFSNP), work has been done in collaboration with relevant stakeholders, including non-governmental organisations, schools and communities to disseminate suitable technologies, information and training modules to increase levels of household food production. Agricultural starter packs were distributed to over 18 000 households during 2005/06 against the target of 62 000 households.

Micro-Agricultural Financial Institutions of South Africa

MAFISA was established to create access to finance by farmers, especially beneficiaries of the state driven land restitution, redistribution and tenure reform programmes.

International engagements

A fixed preference agreement was concluded in December 2004 between the South
African Customs Union and Mercado Comu'm Del Sur (Mercosur), which extended preferential access towards a limited number of agricultural products in the respective markets.

In line with the target, more than 10 negotiating papers were produced including agricultural positions on the European Union (EU) enlargement and the European
Union Trade, Development and Co-operation Agreement (EU TDCA) review.

Targeted marketing support

A national policy framework that will facilitate the implementation of a state aided programme to establish agricultural marketing infrastructure in the rural development nodes was finalised.

More than 20 000 copies of the agricultural marketing brochures, targeted at developing farmers and which cover the basics of agricultural marketing, were distributed to all provinces in all official languages. A total of 1 335 import and export permits were issued, saving the local traders about R300 million in import duties.

Agriculture industry-based business partnerships

The implementation plan for the cotton industry has been completed. It is expected that the grain strategy's implementation plan will be concluded in the near future. The fruit industry is in the process of developing its strategy, which will be finalised in the first quarter of 2006.

Sector economic and statistical reports

The micro financial record system for farms and enterprises (Finrec) was completed. Reports and publications that have been released include the quarterly economic review and forecast, update of agricultural economic terminology (basic concepts), abstract of agricultural statistics, trends in the agricultural sector, economic review of the agricultural sector, crops and markets, food security bulletin, statistics on fresh produce markets and industry brochures.

                                                                             559

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

LIVELIHOODS, ECONOMICS AND BUSINESS DEVELOPMENT

MEASURABLE OBJECTIVE: Improve emerging farmers' access to and sustained participation in agriculture, and improve food security in the medium term through providing better opportunities and more equitable access in order to maximise growth and employment in the sector.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                      OUTPUT                                      MEASURE/INDICATOR                TARGET
------------------------------------------------------------------------------------------------------------------------------------

Livelihoods Development Support   Improved household food security            Number of food insecure          62 000 household food
                                                                              households reached               production packages

                                  Rollout of MAFISA                           Number of farmers awarded loans  2 000 farmers
------------------------------------------------------------------------------------------------------------------------------------
Trade and Business Development    Sector specific strategies                  Number of strategies             2 strategies
------------------------------------------------------------------------------------------------------------------------------------
Economic and Statistical          Reports on the performance of the sector    Number of reports published      6 statistical reports
Services

                                                                                                               10 economic reviews

                                                                                                                 6 topical reports
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: BIO-SECURITY AND DISASTER MANAGEMENT

The Bio-Security and Disaster Management programme is responsible for managing the risks associated with animal and plant diseases and ensuring food safety.
The programme also develops the agricultural risk and disaster management policy framework for providing early warnings and post-disaster support to farmers.

Apart from the Management subprogramme, there are two subprogrammes:

o     Plant Health and Inspection Services focuses on policies and systems to control plant diseases and on making sure that illegal agricultural products do not enter and leave South Africa. It also makes sure that plant products are good quality.

o     Food, Animal Health and Disaster Management manages animal diseases and helps negotiate protocols for importing and exporting animals and animal products, makes sure that animal products are good quality and safe, and develops the agricultural risk and disaster management policy framework.

EXPENDITURE ESTIMATES

TABLE 25.5 BIO-SECURITY AND DISASTER MANAGEMENT
--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                            ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Management                             1 126       1 590       1 658       1 786       1 888       1 981       2 027
Plant Health and Inspection           44 939      55 303      58 110      72 020      94 998      99 695     115 474
Services
Food, Animal Health and Disaster     190 904     364 544     283 405     309 444     149 053     156 420     163 880
Management
--------------------------------------------------------------------------------------------------------------------
TOTAL                                236 969     421 437     343 173     383 250     245 939     258 096     281 381
--------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                           151 774          --          --      10 896
--------------------------------------------------------------------------------------------------------------------

                                                            Vote 25: Agriculture

TABLE 25.5 BIO-SECURITY AND DISASTER MANAGEMENT (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                     149 221     159 811     194 265     216 777     238 536     250 553     274 175
                                  ----------------------------------------------------------------------------------
Compensation of employees             77 063      87 927     122 831     134 585     155 067     164 132     171 728
Goods and services                    71 971      71 708      71 285      82 192      83 469      86 421     102 447
of which:
Computer Services                      1 440       1 334       1 325       3 539       1 162       1 442       1 788
Consultants, contractors and          12 235      12 190      12 027      21 723      23 232      23 971      24 894
special services
Inventory                             11 515      11 473      11 455       9 284       6 525       6 263       7 095
Maintenance repair and running         1 971       2 151       1 948       4 727       2 735       2 871       3 172
cost
Operating leases                         719         717         924         813       1 722       1 898       2 054
Travel and subsistence                34 546      34 420      33 983      29 711      13 797      14 945      15 147
Advertising                            1 439       1 414       1 223       1 626       1 858       1 818       1 837
Assets < R5000                         1 823       2 162       2 241       2 381       4 211       4 519       4 702
Financial transactions in assets         187         176         149          --          --          --          --
and liabilities
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES               86 688     259 628     139 803     157 942         531         281         288
                                  ----------------------------------------------------------------------------------
Provinces and municipalities             168      30 236     100 268     120 346          94          --          --
Departmental agencies and              1 520          --          --          --          --          --          --
accounts
Public corporations and private           --      14 600          15          30          --          --          --
enterprises
Non-profit institutions                   --          --         279          --          --          --          --
Households                            85 000     214 792      39 241      37 566         437         281         288
                                  ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS            1 060       1 998       9 105       8 531       6 872       7 262       6 918
                                  ----------------------------------------------------------------------------------
Buildings and other fixed                 58         769          --         440          --          --          --
structures
Machinery and equipment                1 002       1 229       8 687       8 091       6 872       7 262       6 918
Software and other intangible             --          --         418          --          --          --          --
assets
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                236 969     421 437     343 173     383 250     245 939     258 096     281 381
--------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------
PROVINCES
PROVINCIAL REVENUE FUNDS
CURRENT                                   --      30 000     100 000     120 000          --          --          --
                                  ----------------------------------------------------------------------------------
Drought Relief                            --          --     100 000     120 000          --          --          --
Disaster Management                       --      30 000          --          --          --          --          --
                                  ----------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                                1 520          --          --          --          --          --          --
                                  ----------------------------------------------------------------------------------
Onderstepoort Biological Products      1 520          --          --          --          --          --          --
Ltd
                                  ----------------------------------------------------------------------------------
PUBLIC CORPORATIONS
CURRENT                                   --      14 600          --          --          --          --          --
                                  ----------------------------------------------------------------------------------
Abakor                                    --      14 600          --          --          --          --          --
                                  ----------------------------------------------------------------------------------
HOUSEHOLDS
OTHER TRANSFERS
CURRENT                               85 000     214 792      38 270      37 270          --          --          --
                                  ----------------------------------------------------------------------------------
Porcine Respiratory and                   --          --       2 000       3 000          --          --          --
Reproductive Syndrome
Avian Influenza                           --          --      36 270          --          --          --          --
Classical Swine Fever                     --          --          --      34 270          --          --          --
Agricultural Disaster Management          --     214 792          --          --          --          --          --
Flood Relief Scheme                   85 000          --          --          --          --          --          --
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

                                                                             561

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure fluctuated from R237 million in 2002/03 to R421,4 million in
2003/04, and then fell to R343,2 million in 2004/05. The higher amount for
2003/04 resulted from an additional R34 million allocated through the Adjusted
Estimates Budget for drought relief and for combating outbreaks of animal diseases. The budget is projected to grow more steadily over the next three years, at an average annual rate of 7 per cent, from R245,9 million in 2006/07 to R281,4 million in 2008/09.

The bulk of the programme's expenditure is on compensation of employees, as most of its work is regulatory, requiring inspection and certification activities.
This accounts for an average of 60 per cent of the expenditure for the programme over the 2006 MTEF.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Animal Health

Over the past years, several outbreaks of highly contagious animal diseases occurred in the country. Western Cape was hit by African horse sickness and porcine reproductive and respiratory syndrome in pigs, while the Limpopo,
Eastern and Western Cape provinces were affected by foot and mouth, avian influenza and classical swine fever. These outbreaks were contained successfully. The Animal Health Bill, 2002, which will replace the Animal
Diseases Act (1984) has been published.

Agricultural product inspection services

Since the introduction of sniffer dogs at Johannesburg International Airport, the unauthorised movement of agricultural products into the country has been reduced. For the period ahead, the programme will continue focusing on strengthening capacity in order to effectively manage the risks posed by animal and plant diseases, and ensuring that agricultural products are safe and of good quality.

Agricultural risk management

Early warning climate advisories were issued on a monthly basis to the sector to assist farmers in managing climatic risks in their farming operations, including awareness campaigns on broad risk and disaster management issues.

South African pesticide initiative

The South African pesticide initiative programme was set up to assist the horticultural sector to comply with EU pesticide legislation, and is co-funded by the EU and the industry.

                                                            Vote 25: Agriculture

SELECTED MEDIUM-TERM OUTPUT TARGETS

BIO-SECURITY AND DISASTER MANAGEMENT

MEASURABLE OBJECTIVE: Reduce the incidence of animal and plant diseases and ensure compliance with international and national agricultural risk and disaster management measures through improved risk management systems.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                      OUTPUT                              MEASURE/INDICATOR                     TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Plant Health and Inspection       Efficient regulatory systems and    Agricultural Pests Act 1983           March 2007
Services                          integrated control measures         amended
-----------------------------------------------------------------------------------------------------------------------------------
Food, Animal Health and Disaster  Reduced incidence of animal         Improved physical controls set up     March 2007
Management                        diseases                            at all high risk areas

                                  Effective food control              Food control strategy approved by     March 2007
                                                                      Cabinet

                                  Agricultural risk & disaster        Risk and disaster information         40 000 farmers reached
                                  management                          provided to farmers

                                  Early warning and bio security      Number of reports on projects         2 reports
                                  disaster management systems         compiled
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: PRODUCTION AND RESOURCES MANAGEMENT

The Production and Resource Management programme focuses on: creating an enabling environment for increased and sustainable agricultural production; and
promoting sound management and use of land and water resources through appropriate policies, legislation, norms and standards, technical guidelines and other services.

Apart from the Management subprogramme, there are two subprogrammes:

o     Agricultural Production facilitates improvements in agricultural productivity, with the emphasis on sustainable animal and aquaculture production systems, and administers the Animal Improvement Act (1998).

o     Engineering, Energy, Resource Use and Management facilitates the development of agricultural infrastructure. Other activities include auditing natural resources, controlling migratory pests, rehabilitating and protecting agricultural land, and running the community- based
      LandCare programme.

EXPENDITURE ESTIMATES

TABLE 25.6 PRODUCTION AND RESOURCES MANAGEMENT
--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                            ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Management                                --          --          --          --       1 006       1 057       1 081
Agricultural Production               13 953      14 610      18 925      36 495      58 014      60 900      63 783
Engineering, Energy, Resource Use    121 148     121 417     143 218     175 866     181 494     191 088     199 774
and Management
--------------------------------------------------------------------------------------------------------------------
TOTAL                                135 101     136 027     162 143     212 361     240 514     253 045     264 638
--------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                           (10 765)         --          --        (553)
--------------------------------------------------------------------------------------------------------------------

                                                                             563

2006 Estimates of National Expenditure

TABLE 25.6 PRODUCTION AND RESOURCES MANAGEMENT (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                     104 129      97 680     109 370     154 333     188 984     199 340     208 178
                                  ----------------------------------------------------------------------------------
Compensation of employees             50 644      51 717      53 909      73 729      93 262      98 125     104 807
Goods and services                    53 485      45 953      55 454      80 604      95 722     101 215     103 371
of which:
Communication                          1 370         954       1 487         320       2 253       2 465       2 668
Consultants, contractors and          13 571      11 923      14 116      24 667      30 298      34 039      36 294
special services
Inventory                             18 285      14 476      18 769      20 014      28 531      28 572      29 070
Maintenance repair and running         4 814       4 328       5 159       6 879      10 220      10 946       7 904
cost
Travel and subsistence                11 332      10 379      11 586       8 843       7 815       8 974       9 954
Assets < R5000                           791         761         876       2 531       1 153         940         995
Financial transactions in assets          --          10           7          --          --          --          --
and liabilities
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES               24 136      36 608      45 194      43 493      47 561      49 775      52 519
                                  ----------------------------------------------------------------------------------
Provinces and municipalities          24 136      36 558      44 222      40 462      44 811      46 975      49 219
Departmental agencies and accounts        --          --         500       2 128       2 000       2 500       3 000
Public corporations and private           --          50          26          --          --          --          --
enterprises
Non-profit institutions                   --          --          80         600          --          --          --
Households                                --          --         366         303         750         300         300
                                  ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS            6 836       1 739       7 579      14 535       3 969       3 930       3 941
                                  ----------------------------------------------------------------------------------
Machinery and equipment                6 755       1 739       7 485      14 182       3 269       3 260       3 369
Software and other intangible             81          --          94         353         700         670         572
assets
                                  ----------------------------------------------------------------------------------
of which: Capitalised compensation     9 703      10 790      17 462      16 586      27 689      30 271      32 666

--------------------------------------------------------------------------------------------------------------------
TOTAL                                135 101     136 027     162 143     212 361     240 514     253 045     264 638
--------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------
PROVINCES
CURRENT                               24 000      36 400      43 800      40 000      44 500      46 725      48 969
                                  ----------------------------------------------------------------------------------
Land Care Programme Grant:            24 000      36 400      43 800      40 000      44 500      46 725      48 969
Poverty Relief and Infrastructure
Grant
                                  ----------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                                   --          --         500       2 128       2 000       2 500       3 000
                                  ----------------------------------------------------------------------------------
Water Research Commission                 --          --         500       2 128       2 000       2 500       3 000
--------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure has been increasing steadily over the years. The average annual growth rate of 16,3 per cent between 2002/03 to 2005/06 was considerably higher than the 2006 MTEF's 7,6 per cent. By 2008/09, expenditure is expected to reach
R264,6 million.

The programme transfers funds to provinces through the conditional grant for the
LandCare programme. Between 2002/03 and 2004/05, R104,2 million was transferred, while R131,2 million is expected to be transferred during the three years starting from 2005. A new subprogramme, Management, is introduced in 2006 as part of the restructuring of the department.

                                                            Vote 25: Agriculture

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Genetically Modified Organisms

The GMO amendment Bill was approved by Cabinet in May 2005. A total of 195 GMO permits were issued during 2004/05, including import and export permits for contained use, authorisation for trial release and commodity clearance permits.

Bio-safety and biotechnology

The agricultural biotechnology strategy was published in the Government Gazette for further consultation. A policy on bio-safety was also developed to further ensure that activities involving genetically modified organisms do not pose any hazard to human and animal health or to the environment.

Plant production

Various policies and guidelines were developed. These include a policy on grain production, fruit production, vegetable production, ornamental plants, indigenous crops, and organic agricultural production.

Animal and aquaculture production

Several policies and strategies which are aimed at ensuring that the livestock industry performs optimally were developed. These covered animal improvement, animal welfare, aquaculture, game farming and game ranging, and foraging, and they are all aligned to the livestock development strategy.

Key programmes to follow include the goat productivity improvement and the development of feedlot and grass lot facilities within the rural development nodes. This links to the accelerated and shared growth initiative (ASGI-SA).

Promoting access to water

Notable achievements for 2004 include successful borehole drilling operations and the provision of stock watering infrastructure to emerging farmers and communities, particularly in Limpopo, where drought has been most prevalent.

Promoting the sustainable use of natural agricultural resources

An area measuring approximately 5 000 hectares was protected from soil erosion through the construction of soil conservation works. The department strives to ensure that unique or high potential land is retained for agricultural purposes and developed a policy to provide for this. The national LandCare programme has been expanded from focusing on rehabilitation and reclamation to include eco-agriculture.

                                                                             565

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

PRODUCTION AND RESOURCES MANAGEMENT

MEASURABLE OBJECTIVE: Improvement of the productivity and profitability in the agricultural sector and the more sustainable use of land and water resources.

-----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME              OUTPUT                           MEASURE/INDICATOR                                 TARGET
-----------------------------------------------------------------------------------------------------------------------------

Agricultural Production   Plant production guidelines and  Availability of a national aqua-culture           By March 2007
                          animal improvement and           programme, goat productivity improvement
                          development programmes           programme, feedlot/grass lot programme

                                                           Publication of product-specific production        By March 2007
                                                           guidelines, programmes and projects
-----------------------------------------------------------------------------------------------------------------------------
Engineering, Energy,      Implementation plan for          Availability of an implementation plan that       By March 2007
Resource Use and          infrastructure development       increases water use efficiency on 50 000 ha of
Management                                                 irrigated land

                          Soil protection strategy         Baseline information for three catchments         By February 2007
                                                           areas
-----------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: SECTOR SERVICES AND PARTNERSHIPS

The Sector Services and Partnerships programme manages and co-ordinates stakeholder and international relations, education and training, and the
Grootfontein Agricultural Development Institute. It supports agricultural research and extension and advisory services.

Apart from the Management subprogramme, there are three subprogrammes:

o     Sector Services provides for agricultural education and training.

o     Intergovernmental and Stakeholder Relations is responsible for bilateral and multilateral international relations, and for strengthening relations between the national department, provincial departments and industry stakeholders.

o     Agricultural Research Council funds transfers to the council.

EXPENDITURE ESTIMATES

TABLE 25.7 SECTOR SERVICES AND PARTNERSHIPS
--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                            ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Management                               877       1 367       1 459       1 565       2 121       2 232       2 322
Sector Services                       26 189      31 579      57 297      88 833      54 151      57 168      61 381
Intergovernmental and Stakeholder     32 954      32 758      23 224      30 008      34 393      36 113      38 082
Relations
Agricultural Research Council
  Baseline                           266 552     289 013     312 742     333 317     361 943     380 039     398 280
  Leave Gratuity                       6 500       7 500       6 901          --          --          --          --
  SA Stud Book                         2 000       2 000       5 501       1 625       1 723       1 809       1 896
  Crop Forecast                           --       5 000       5 000       5 250       5 460       5 678       5 905
  Diagnostic Services                     --       5 500       7 000       7 210       7 426       7 797       8 171
  Agricultural Research and               --          --       5 000       8 000      10 000      10 500      11 004
   Infrastructure
  AgriBEE                                 --          --          --       5 500          --          --          --
--------------------------------------------------------------------------------------------------------------------
TOTAL                                335 072     374 717     424 124     481 308     477 217     501 336     527 041
--------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                            39 776          --          --       1 641
--------------------------------------------------------------------------------------------------------------------

                                                            Vote 25: Agriculture

TABLE 25.7 SECTOR SERVICES AND PARTNERSHIPS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                      36 350      50 257      61 492      93 198      68 659      73 236      78 622
                                  ----------------------------------------------------------------------------------
Compensation of employees             21 843      24 723      30 029      31 926      40 950      43 651      46 938
Goods and services                    14 507      24 960      31 463      61 272      27 709      29 585      31 684
of which:
Consultants, contractors and           7 544      12 979      16 389      30 334      12 444      13 210      13 113
special services
Inventory                              1 596       2 746       3 327       3 194       1 043         802         212
Travel and subsistence                 1 741       2 995       3 684       2 803       3 496       3 738       3 879
Assets < R5000                           283         502         722         739       1 129         552         562
Financial transactions in assets          --         574          --          --          --          --          --
and liabilities
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES              298 607     324 380     361 023     386 995     408 032     427 571     447 903
                                  ----------------------------------------------------------------------------------
Provinces and municipalities              65          73          92          90          37          10          10
Departmental agencies and            275 052     309 013     347 804     368 622     392 322     411 619     431 202
accounts
Foreign governments and               23 490      15 294      12 998      18 241      15 646      15 915      16 664
international organisations
Households                                --          --         129          42          27          27          27
                                  ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS              115          80       1 609       1 115         526         529         516
                                  ----------------------------------------------------------------------------------
Machinery and equipment                  115          80       1 434       1 115         526         529         516
Cultivated assets                         --          --         175          --          --          --          --
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                335 072     374 717     424 124     481 308     477 217     501 336     527 041
--------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                              258 052     281 966     298 847     315 734     335 190     351 631     368 335
                                  ----------------------------------------------------------------------------------
Agricultural Research Council        258 052     281 966     293 187     308 014     329 420     345 835     362 389
Primary Agriculture Sector                --          --         360         420         470         496         524
Education and Training Authority
National Student Financial Aid            --          --       5 300       7 300       5 300       5 300       5 422
Scheme
                                  ----------------------------------------------------------------------------------
CAPITAL                               17 000      27 047      48 957      52 888      57 132      59 988      62 867
                                  ----------------------------------------------------------------------------------
Agricultural Research Council         17 000      27 047      48 957      52 888      57 132      59 988      62 867
                                  ----------------------------------------------------------------------------------
FOREIGN GOVERNMENTS AND
INTERNATIONAL ORGANISATIONS
CURRENT                               23 490      15 294      12 998      18 241      15 646      15 915      16 664
                                  ----------------------------------------------------------------------------------
Office International des                 620       1 079       1 547         522         513         515         517
Epizooties
International Seed Testing                36          --          62          30          56          58          60
Association
Organisation for Economic Co-             34         153         102          95          96          96          98
operation & Development
International Union for the              336         278         560         282         283         284         285
protection of new varieties of
Plants
International Grains Council             174         119         232         117         133         133         135
Office International de la Vigne         439          93         216         382         383         385         387
et du Vin
Plant Genetic Resources Centre -         282          --          --          --          --          --          --
SADC
Food & Agriculture Organisation       16 301       9 898       9 893      10 203      10 392      10 630      11 347
of the United Nations
International Commission of               25          --          --       3 090          53          55          57
Agricultural Engineering
International Fund for                    --          --          --         150          --          --          --
Agricultural Development
Consultative Group on                  4 278       3 310          --       3 088       3 209       3 210       3 211
International Agricultural Research
--------------------------------------------------------------------------------------------------------------------

                                                                             567

2006 Estimates of National Expenditure

TABLE 25.7 SECTOR SERVICES AND PARTNERSHIPS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                            AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

Commonwealth Agricultural Bureau         242         187         172         124         207         208         209
International
Regional Early Warning Unit for          459          --         164          --          --          --          --
Food Security - SADC
Regional Food Security Training          264         177          --          20          --          --          --
Programme - SADC
International Dairy Federation            --          --          20         138          25          30          32
Foreign rates and taxes                   --          --          30          --         151         161         171
International Cotton Advisory Council     --          --          --          --         145         150         155
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increases from R335,1 million in 2002/03 to R481,3 million in
2005/06, at an average annual rate of 12,8 per cent. The increase is partly linked to the acceleration of the land redistribution for agricultural development (LRAD) programme, which required an increase in capacity to provide training programmes for emerging farmers. The growth has mainly been driven by membership fees to international organisations and the Grootfontein Agricultural
Development Institute(GADI). Over the 2006 MTEF, the average growth rate increases to 3,1 per cent, with expenditure at R527 million by 2008/09.

The transfer to the Agricultural Research Council accounts for at least half of the total programme expenditure and reaches R425,3 million by 2008/09. The sharp increase in expenditure on capital assets in 2004/05 was for the purchase of additional computer hardware and software for GADI and three other directorates:
the scientific and research development, education and training, and international relations. In 2005/06, GADI purchased vehicles and buses to transport students.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

New Partnership for Africa's Development

A technical assistance and exchange programme is considered an effective delivery mechanism for South Africa's contribution to the Nepad's comprehensive
Africa agriculture development programme (CAADP), since technical assistance projects are continuing through normal bilateral arrangements.

Bursary scheme

Since the introduction of the external bursary scheme by the Department in 2003, a total of 199 learners have been awarded bursaries and are enrolled with various institutions of higher learning for agriculture related studies.

Skills development

Skills development is critical for the growth, development and transformation of the sector. In 2004, the Grootfontein Agricultural Development Institute
achieved an overall 98 per cent pass rate with a total enrolment of 3 826 students, well above the target of 200 students. In addition, a total of 282 emerging farmers attended skills development courses.

                                                            Vote 25: Agriculture

Research and development

The norms and standards on extension and advisory services, which set the guidelines and minimum standards to be adhered to in the provision of extension services and advisories to farmers, were approved by the minister following consultations with provinces. The research and development strategy is still in the development stage.

SELECTED MEDIUM-TERM OUTPUT TARGETS

SECTOR SERVICES AND PARTNERSHIPS

MEASURABLE OBJECTIVE: Maximise growth in the sector through providing skills, agricultural education and support services to emerging and established farmers.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME            OUTPUT                                   MEASURE/INDICATOR                     TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Sector Services         Governance framework for agricultural    Availability of the framework         By March 2007
                        colleges

                        Training for agricultural students       Number of students trained            200 by end 2007
-----------------------------------------------------------------------------------------------------------------------------------
Intergovernmental and   Strengthened agricultural relations in   Number of bilateral regional visits   Visits to all SADC countries
Stakeholder Relations   the region
-----------------------------------------------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

AGRICULTURAL RESEARCH COUNCIL

The Agricultural Research Council (ARC) is a statutory body established in terms of the Agricultural Research Act, (1990) and is the principal agricultural research institution in South Africa. The act sets out the council's mandate, which is to conduct research, and develop and transfer technology that promotes agriculture and its related businesses. This function is carried out through 10 research institutes whose activities are grouped under five divisions: grain and industrial crops, horticulture, livestock, public support services, and sustainable rural livelihoods. The ARC is also responsible for maintaining national assets and undertaking programmes or rendering services that are required from time to time by the department and other stakeholders.

Some recent initiatives focus primarily on improving the technology transfer capacity of the council, including the development of the ARC technology transfer academy, which is aimed at scaling up the council's capacity development programmes. Some of the transformation initiatives that are aimed at addressing the needs of resource poor communities include training of rural farmers in crop harvesting and pest management strategies to prevent serious losses and the expansion of beekeeping for the poverty relief programme.

Revenue comes mainly in the form of transfers from the department with another portion derived from services provided to external customers. Transfers to the council amount to R386,6 million, R405,8 million and R425,3 million for the 2006
MTEF period. Non-tax revenue increased from R231,6 million in 2003/04 to R237,5 million in 2004/05, at an average annual rate of 2,5 per cent. In recent years, the council received supplementary research funding from the Department of
Science and Technology, but as a result of the new governance framework for science and technology, the department has assumed full budgetary responsibility for the council.

Going forward, through realigning the research and development business divisions and a countrywide network of research institutes, the council has positioned itself strategically to address the country's agricultural imperatives.

                                                                             569

2006 Estimates of National Expenditure

TABLE 25.8 FINANCIAL SUMMARY FOR THE AGRICULTURAL RESEARCH COUNCIL (ARC)
--------------------------------------------------------------------------------------------------------------------
                                               OUTCOME                                   MEDIUM-TERM ESTIMATE
                                  ----------------------------------              -----------------------------------
                                                                       ESTIMATED
                                     AUDITED     AUDITED     AUDITED    OUTCOME
                                  ----------------------------------------------------------------------------------
R Thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                      249 081     231 644     237 538     232 828     226 917     255 595     287 781
                                  ----------------------------------------------------------------------------------
Sale of goods and services other     239 052     217 422     224 514     221 828     216 917     245 595     277 781
than capital assets
of which:
Sales by market establishments       239 052     217 422     224 514     221 828     216 917     245 595     277 781
Other non-tax revenue                 10 029      14 222      13 024      11 000      10 000      10 000      10 000
                                  ----------------------------------------------------------------------------------
TRANSFERS RECEIVED                   267 552     276 140     320 708     355 152     386 212     405 521     425 797
--------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                        516 633     507 784     558 246     587 980     613 129     661 116     713 578
--------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                      478 729     500 407     551 102     586 851     611 944     659 872     712 271
                                  ----------------------------------------------------------------------------------
Compensation of employees            263 630     284 228     315 853     345 414     366 138     403 570     444 948
Goods and services                   193 978     197 790     217 678     223 867     228 233     238 729     249 749
Depreciation                          20 957      18 192      17 219      17 219      17 220      17 221      17 222
Interest, dividends and rent             164         197         352         352         352         352         352
on land
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                1 011       1 014       1 075       1 129       1 185       1 244       1 307
--------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                       479 740     501 421     552 177     587 980     613 129     661 116     713 578
--------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                   36 893       6 363       6 069          --          --          --          --
--------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------
Carrying value of assets             385 440     375 683     380 999     402 571     421 709     441 311     461 313
Investments                              182         845         850         850         850         850         850
Inventory                             11 621      13 871      13 904      13 953      14 004      14 057      14 114
Receivables and prepayments           63 786      53 603      59 490      50 715      43 256      36 916      31 527
Cash and cash equivalents             80 512     102 679     152 412     113 000     100 000      80 000      60 000
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                         541 541     546 681     607 655     581 089     579 818     573 134     567 803
--------------------------------------------------------------------------------------------------------------------
Capital and reserves                 171 672     178 495     184 565     185 155     185 155     185 155     185 155
Borrowings                           208 677     203 507     260 459     249 627     240 250     235 250     230 250
Post retirement benefits              53 119      12 621      28 440      31 284      34 412      37 854      41 639
Trade and other payables              60 424     114 566     100 035      85 598      90 133      84 520      79 870
Provisions                            47 649      37 492      34 156      29 425      29 868      30 355      30 890
--------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES         541 541     546 681     607 655     581 089     579 818     573 134     567 803
--------------------------------------------------------------------------------------------------------------------

Data provided by the Agricultural Research Council

LAND BANK

The Land Bank operates as a development finance institution within the agricultural and agribusiness sectors regulated by the Land and Agricultural
Development Bank Act (2002). It provides a range of finance options to a broad spectrum of clients within the agricultural sector. This include wholesale as well as retail financing for commercial and developing farmers, cooperatives and other agriculture-related businesses. It lends to all agricultural sectors in three categories - long-term, medium-term and short-term loans for different customer needs. The bank is a sole shareholder in the Suid-Afrikaanse
Verbandversekeringsmaatskappy Beperk (SAVVEM), a company which provides insurance cover to persons indebted to the bank through mortgage loans. SAVVEM reported a net profit of R113,4 million for the year ended 31 March 2005.

The Land Bank recorded a poor performance in the past financial year. This resulted from a number of factors which affected farmers' operations, such as depressed commodity prices, the

                                                            Vote 25: Agriculture

strengthening of the rand, which impacted negatively on exporters' earnings, and the unstable conditions which affected farming produce. The poor performance manifested in a net loss of R541 million (2005/06) compared to a R246,6 million profit reported in 2003/04.

Despite the bank's poor performance, there are some notable specific achievements in the past year, which include BEE transactions totalling R986 million. Of this amount, R501 million funded a BEE consortium (Afgri-Sizwe)
while R485 million was granted to Ushukela Milling to purchase a strategic sugar mill in KwaZulu Natal. An amount of approximately R8 million was made available to support Chairs of Agriculture in various universities and R3,5 million was allocated for bursaries for previously disadvantaged students.

Going forward, a turnaround strategy committee, which comprises officials from the bank, National Treasury and the department, has been established to oversee the turnaround of the bank's financial position. In addition, the bank has embarked on a process to review its banking and financial systems. While the
Land Bank strives to be a provider of world class agricultural financial services, as a government owned institution, part of its ongoing mandate is to contribute to rural development and stability, social upliftment and job creation.

TABLE 25.9 FINANCIAL SUMMARY FOR THE LAND BANK
--------------------------------------------------------------------------------------------------------------------
                                               OUTCOME                                   MEDIUM-TERM ESTIMATE
                                  ----------------------------------              -----------------------------------
                                                                       ESTIMATED
                                     AUDITED     AUDITED     AUDITED    OUTCOME
                                  ----------------------------------------------------------------------------------
R Thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                    2 977 414   2 378 810   1 894 148   1 717 879   1 846 721   1 908 073   2 006 617
                                  ----------------------------------------------------------------------------------
Sale of goods and services                --          --          --          --          --          --          --
other than  capital assets
of which:
Other non-tax revenue              2 977 414   2 378 810   1 894 148   1 717 879   1 846 721   1 908 073   2 006 617
Interest on loans advanced         2 936 542   2 198 872   1 852 008   1 673 000   1 744 102   1 803 402   1 893 572
Other                                 40 872     179 938      42 140      44 879     102 619     104 671     113 045
--------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                      2 977 414   2 378 810   1 894 148   1 717 879   1 846 721   1 908 073   2 006 617
--------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                    4 401 229   2 127 594   2 220 208   2 254 455   2 355 284   2 434 732   2 550 845
                                  ----------------------------------------------------------------------------------
Compensation of employees            206 460     186 350     176 911     188 411     200 657     213 700     227 591
Goods and services                 2 131 135     256 379     743 302     791 616     843 071     897 871     956 233
Depreciation                           8 049       7 049       5 097       5 428       5 781       6 157       6 557
Interest, dividends and rent       2 055 585   1 677 816   1 294 898   1 269 000   1 305 774   1 317 004   1 360 465
on land
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                4 953       4 607       4 042       4 305       4 585       4 883       5 200
--------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                     4 406 182   2 132 202   2 224 250   2 258 760   2 359 869   2 439 615   2 556 046
--------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)               (1 428 768)    246 608)   (330 102)   (540 881)   (513 148)   (531 542)   (549 429)
--------------------------------------------------------------------------------------------------------------------

                                                                             571

2006 Estimates of National Expenditure

TABLE 25.9 FINANCIAL SUMMARY FOR THE LAND BANK (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
                                               OUTCOME                                   MEDIUM-TERM ESTIMATE
                                  ----------------------------------              -----------------------------------
                                                                       ESTIMATED
                                     AUDITED     AUDITED     AUDITED    OUTCOME
                                  ----------------------------------------------------------------------------------
R Thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets              66 645      62 098     125 023     133 149     141 804     151 021     160 838
Long term investments                596 073     379 397     722 704     769 680     819 709     872 990     929 734
Inventory                            535 742     514 908     649 473     691 689     736 649     784 531     835 525
Receivables and prepayments       13 941 733  15 422 416  15 886 562  16 347 843  16 911 394  17 526 536  18 198 325
Cash and cash equivalents          1 029 785   1 984 980   1 659 293   1 767 147   1 882 012   2 004 342   2 134 625
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                      16 169 978  18 363 799  19 043 055  19 709 508  20 491 567  21 339 420  22 259 047
--------------------------------------------------------------------------------------------------------------------
Capital and reserves                 407 629     305 656     324 135    (216 746)   (729 894) (1 261 436) (1 810 864)
Borrowings                        14 724 923  15 522 688  17 882 107  19 044 444  20 282 333  21 600 684  23 004 729
Post retirement benefits             152 352     187 344     191 053     203 471     216 697     230 782     245 783
Trade and other payables             876 696   2 338 407     626 646     667 378     710 758     756 957     806 159
Provisions                             8 378       9 704      19 114      10 961      11 674      12 433      13 240
--------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES      16 169 978  18 363 799  19 043 055  19 709 508  20 491 567  21 339 420  22 259 047
--------------------------------------------------------------------------------------------------------------------

Data provided by the Land Bank

NATIONAL AGRICULTURAL MARKETING COUNCIL

The National Agricultural Marketing Council (NAMC) was established by the
Marketing of Agricultural Products Act (1996), in terms of which the NAMC provides strategic advice to the Minister of Agriculture on agricultural marketing to ensure improved market access by all participants, marketing efficiency, optimisation of export earnings, and the viability of the agricultural sector. To support this mandate, funding for the council amounts to
R12, 7 million, R13,3 million, and R14 million over the 2006 MTEF period.

Among its responsibilities, the NAMC undertakes investigations on issues pertinent to agricultural marketing and marketing policy, and performs annual reviews of all statutory levies collected by various industries in accordance with the act. The NAMC provides guidelines to the industry on statutory levies so that a proportion of the proceeds are used to fund the empowerment of previously disadvantaged individuals in the areas of training, exposure and market access. For the latter, the NAMC conducts an annual outreach programme to inform black emerging farmers about the environment in which the marketing of agricultural products takes place and to create awareness.

In terms of the Marketing of Agricultural Products Act (1996), all control boards were to be disbanded by January 1998. However, a few remained in order to finalise outstanding legal matters. By the end of 2004/05, only the maize scheme was still in existence and is expected to lapse in the near future. Other outputs include a 2004 study into the competitiveness of key South African agricultural industries in relation to major international competitors, focusing on support for agriculture, supply chain issues and current market trends.

For the period ahead, the council will be more involved in integrating government programmes such as CASP, LRAD and MAFISA, monitoring the input of deregulation on the agricultural economy, and promoting the development of marketing skills for black farmers.

NCERA FARMS (PTY) LTD

Ncera Farms (Pty) Ltd is a public company listed under schedule 3B of the PFMA, with the department as the sole shareholder. It is situated in Eastern Cape on state-owned land of approximately 3 102 ha. Its purpose is to provide extension services, training and other agricultural

                                                            Vote 25: Agriculture

support services to settled farmers as well as to neighbouring communities.
Government transfers to the company for the MTEF period are R2,2 million, R1,87 million, and R2 million.

Apart from engaging in farming activities, since its inception the company has offered a variety of services to the neighbouring communities. These include postal services, legal advice, assistance with the preparation of business plans, and other similar documents.

In 2004, the Minister for Agriculture approved the creation of a service centre on the farm, which is currently under way. The service centre will serve the entire community.

ONDERSTEPOORT BIOLOGICAL PRODUCTS LTD

Onderstepoort Biological Products Ltd (OBP) is a biotechnical state-owned company established in terms of the Onderstepoort Biological Products
Incorporation Act (1999), and incorporated in September 2000. The company manufactures vaccines and related products for the animal healthcare industry, serving South Africa, some parts of Africa and the rest of the world. It has become a major role-player in research development and the manufacture of animal vaccines and related biological products, with a dedicated vaccine production facility.

The company is self-financing, including all operational and capital requirements. It derives its revenue from the sale of vaccines and related biological products. Over the years, OBP was able to achieve a positive and sustainable growth in revenue, profits and cash flow. Sales have increased twofold since inception and are expected to continue. The company reported an increase in sales, from 100 million doses of vaccines in 2003/04 to 105 million doses in 2004/05, while sales revenue increased from R69,9 million to R76,1 million for the same period. Sales are expected to further rise to over R160 million over the MTEF period. This will support profit growth from R4,9 million in 2005/06 to a projected R23,6 million by 2008/09.

A key achievement has been the successful transformation of the organisation, with 50 per cent of executive management from previously disadvantaged groups, as well as a strong representation of women. Looking ahead, two major challenges are the upgrade of its facilities and growing the export market. Most of the additional expenditure will be focused on these two priorities.

TABLE 25.10 FINANCIAL SUMMARY FOR THE ONDERSTEPOORT BIOLOGICAL PRODUCTS (OBP)
--------------------------------------------------------------------------------------------------------------------
                                               OUTCOME                                   MEDIUM-TERM ESTIMATE
                                  ----------------------------------              -----------------------------------
                                     AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                        OUTCOME
                                  ----------------------------------------------------------------------------------
R Thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                       73 657      74 394      81 494      87 441     116 152     137 447     164 179
                                  ----------------------------------------------------------------------------------
Sale of goods and services other      66 255      69 900      76 153      83 178     113 653     136 481     164 179
than capital assets
of which:
Sales by market establishments        66 255      69 900      76 153      83 178     113 653     136 481     164 179
Other non-tax revenue                  7 402       4 494       5 341       4 263       2 499         966          --
--------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                         73 657      74 394      81 494      87 441     116 152     137 447     164 179
--------------------------------------------------------------------------------------------------------------------

                                                                             573

2006 Estimates of National Expenditure

TABLE 25.10 FINANCIAL SUMMARY FOR THE ONDERSTEPOORT BIOLOGICAL PRODUCTS (OBP) (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
                                               OUTCOME                                   MEDIUM-TERM ESTIMATE
                                  ----------------------------------              -----------------------------------
                                                                       ESTIMATED
                                     AUDITED     AUDITED     AUDITED    OUTCOME
                                  ----------------------------------------------------------------------------------
R Thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

EXPENSES
CURRENT EXPENSE                       47 380      49 707      62 060      82 592     109 903     124 134     140 537
Compensation of employees             22 726      21 549      27 509      29 507      29 515      29 524      29 534
Goods and services                    22 425      25 569      31 486      47 571      67 449      76 661      88 043
Depreciation                           2 229       2 589       3 065       5 513      12 939      17 949      22 960
Interest, dividends and rent on           --          --          --          --          --          --          --
land
TRANSFERS AND SUBSIDIES                   --          --          --          --          --          --          --
--------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                        47 380      49 707      62 060      82 592     109 903     124 134     140 537
--------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                   26 277      24 687      19 434       4 850       6 249      13 313      23 642
--------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------
Carrying value of assets              11 421      24 926      28 981      35 225      51 801      83 959     111 114
Investments                           47 282      67 065      74 045      74 309      57 529      29 492          (0)
Inventory                             14 771      20 738      13 128      14 617      19 094      23 136      54 446
Receivables and prepayments            6 022       4 689       5 747       4 065       6 605       8 507      10 815
Cash and cash equivalents             19 647       2 675       3 334       3 000       3 000       3 000       3 000
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                          99 143     120 093     125 235     131 216     138 029     148 094     179 375
--------------------------------------------------------------------------------------------------------------------
Capital and reserves                  77 485      94 533     108 454     111 898     115 469     123 345     137 331
Borrowings                                --          --          --          --          --          --      15 837
Trade and other payables               6 148      11 711       3 874       5 336       7 427       8 389       9 410
Provisions                            15 510      13 849      12 907      13 982      15 133      16 360      16 797
--------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES          99 143     120 093     125 235     131 216     138 029     148 094     179 375
--------------------------------------------------------------------------------------------------------------------

Data provided by the Onderstepoort Biological Products

PERISHABLE PRODUCTS EXPORT CONTROL BOARD

The Perishable Products Export Control Board (PPECB) is a statutory organisation, which conducts its business in terms of the Perishable Products
Export Control Act (1983), and also operates as an assignee for the department in terms of the Agricultural Product Standards Act, (1990). Its purpose is to ensure that perishable products intended for export from South Africa meet international quality standards. PPECB is also the implementing agent for the
South African pesticide initiative programme.

The board controls all perishable exports and provides quality certification on products destined for export, and provides cold chain management services for producers and exporters of perishable food products, thus assisting them to avoid losses. With regard to quality certification of products, last year a total of 192 million cartons of fruit were inspected. Following the opening of the market in China for South Africa's citrus fruits, PPECB introduced protocol on in-transit handling to facilitate exports to China. Another protocol was also developed for fruit exports to India.

Total revenue for 2004/05 amounted to R91,2 million, while expenditure totalled
R95,4 million, resulting in a net shortfall of R4,2 million. This was mainly due to changes in its levy structures following an intensive analysis of the company's levy calculations per product during the year. The implementation and rollout of a differentiated tariff scheme is a continuous project and is being undertaken with input from the various industry groupings. The new tariff scheme should support sufficient revenues to fully cover expenses over the medium term.

In order to improve the integrity and credibility of the board locally and internationally, as well as improve on the quality of the services rendered, the board will invest in International

                                                            Vote 25: Agriculture

Standardisation Organisation (ISO) 17020, an accredited system that will evaluate the competency of its assessors. This is in line with the board's purpose statement to instill confidence in its food safety and quality assurance services.

TABLE 25.11 FINANCIAL SUMMARY FOR THE PERISHABLE PRODUCTS EXPORT CONTROL BOARD (PPECB)
--------------------------------------------------------------------------------------------------------------------
                                               OUTCOME                                   MEDIUM-TERM ESTIMATE
                                  ----------------------------------              -----------------------------------
                                     AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                        OUTCOME
                                  ----------------------------------------------------------------------------------
R Thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                      103 845      85 823      91 248     101 916     109 050     115 593     121 373
--------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                        103 845      85 823      91 248     101 916     109 050     115 593     121 373
--------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                       79 870      83 407      95 410     101 940     109 076     115 620     121 401
Compensation of employees             57 852      57 442      66 172      72 792      77 887      82 561      86 689
Goods and services                    19 758      24 386      28 110      27 867      29 818      31 607      33 187
Depreciation                           2 256       1 575       1 122       1 278       1 367       1 450       1 522
Interest, dividends and rent on            4           4           6           3           3           3           4
land
--------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                        79 870      83 407      95 410     101 940     109 076     115 620     121 401
--------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                   23 975       2 416      (4 162)        (24)        (26)        (27)        (29)
--------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------
Carrying value of assets               8 004       7 718       9 645       8 973       9 602      10 177      10 686
Investments                               --      24 300      24 513      25 162      26 923      28 539      29 966
Receivables and prepayments           14 526      14 923       9 676       9 676      10 353      10 975      11 523
Cash and cash equivalents             26 115       2 902       5 993       5 993       6 413       6 797       7 137
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                          48 645      49 843      49 827      49 804      53 291      56 488      59 312
--------------------------------------------------------------------------------------------------------------------
Capital and reserves                  36 257      40 586      37 876      37 852      40 502      42 932      45 078
Trade and other payables              12 388       9 257      11 951      11 952      12 789      13 556      14 234
--------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES          48 645      49 843      49 827      49 804      53 291      56 488      59 312
--------------------------------------------------------------------------------------------------------------------

Data provided by the Perishable Products Export Control Board

                                                                             575

2006 Estimates of National Expenditure

ANNEXURE

VOTE 25: AGRICULTURE

Table 25.A: Summary of expenditure trends and estimates per programme and economic classification

Table 25.B: Summary of personnel numbers and compensation of employees

Table 25.C: Summary of expenditure on training

Table 25.D: Summary of conditional grants to provinces and local government
            (municipalities)

Table 25.E: Summary of official development assistance expenditure

Table 25.F: Summary of expenditure on infrastructure

                                                            Vote 25: Agriculture

TABLE 25.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------
PROGRAMME                             APPROPRIATION          AUDITED            APPROPRIATION                REVISED
                                    MAIN       ADJUSTED      OUTCOME     MAIN     ADDITIONAL   ADJUSTED     ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                               2004/05             2004/05               2005/06                   2005/06

--------------------------------------------------------------------------------------------------------------------
1. Administration                    178 579     221 067     209 863     194 287      30 312     224 599     209 599
2. Livelihoods, Economics            322 966     289 908     268 880     594 317     100 757     695 074     680 074
    and Business
    Development
3. Bio-security and Disaster         195 303     361 079     343 173     231 476     151 774     383 250     368 250
    Management
4. Production and Resources          192 827     169 960     162 143     223 126     (10 765)    212 361     187 361
    Management
5. Sector Services and               416 553     427 941     424 124     441 532      39 776     481 308     466 308
    Partnerships
--------------------------------------------------------------------------------------------------------------------
TOTAL                              1 306 228   1 469 955   1 408 183   1 684 738     311 854   1 996 592   1 911 592
--------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                     678 407     634 377     581 732     790 689      15 727     806 416     731 416
                                  ----------------------------------------------------------------------------------
Compensation of employees            360 299     335 058     320 093     420 098     (17 479)    402 619     352 619
Goods and services                   318 108     298 379     260 709     370 591      33 206     403 797     378 797
Financial transactions in                 --         940         930          --          --          --          --
assets and liabilities
                                  ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES              594 600     767 192     761 821     864 993     280 554   1 145 547   1 135 547
                                  ----------------------------------------------------------------------------------
Provinces and municipalities         228 181     345 778     345 006     291 583     120 162     411 745     411 745
Departmental agencies and            351 234     358 906     358 905     373 970      10 741     384 711     384 711
accounts
Public corporations and private          800       2 851       2 352     152 422      (5 962)    146 460     146 460
enterprises
Foreign governments and               14 385      15 949      12 998      14 700     143 541     158 241     158 241
international organisations
Non-profit institutions                   --       3 683       2 628          --         600         600         600
Households                                --      40 025      39 932      32 318      11 472      43 790      33 790
                                  ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           33 221      68 386      64 630      29 056      15 573      44 629      44 629
                                  ----------------------------------------------------------------------------------
Buildings and other fixed             16 260      36 901      36 892      17 236         440      17 676      17 676
structures
Machinery and equipment               13 273      26 093      24 383      11 210      13 798      25 008      24 946
Cultivated assets                         --         175         175          92         (92)        --           62
Software and intangible assets         3 688       5 217       3 180         518       1 427       1 945       1 945
                                  ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                              1 306 228   1 469 955   1 408 183   1 684 738     311 854   1 996 592   1 911 592
--------------------------------------------------------------------------------------------------------------------

TABLE 25.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES
--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                      AUDITED OUTCOME              APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                  ----------------------------------------------------------------------------------
                                     2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)            244 066     271 447     314 896     397 636     464 443     490 050     518 277
Unit cost (R thousand)                    79          82          97         117         137         144         152
Compensation as % of total              99.4%       99.4%       98.4%       98.8%       98.9%       98.9%       98.9%
Personnel numbers (head                3 105       3 324       3 261       3 399       3 399       3 399       3 399
count)
B. PART-TIME AND TEMPORARY
CONTRACT EMPLOYEES
Compensation (R thousand)              1 473       1 639       1 907       1 783       1 872       1 966       2 064
Unit cost (R thousand)                    92          96         106          99         104         109         115
Compensation as % of total               0.6%        0.6%        0.6%        0.4%        0.4%        0.4%        0.4%
Personnel numbers (head                   16          17          18          18          18          18          18
count)
--------------------------------------------------------------------------------------------------------------------

                                                                             577

2006 Estimates of National Expenditure

TABLE 25.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES
(CONTINUED)
--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                           AUDITED OUTCOME         APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                  ----------------------------------------------------------------------------------
                                     2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

C. INTERNS
Compensation of interns                   --          --       3 290       3 200       3 360       3 528       3 704
(R thousand)
Unit cost (R thousand)                                            41          40          41          44          46
Number of interns                         --          --          81          81          81          81          81
--------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)            245 539     273 086     320 093     402 619     469 675     495 544     524 045
UNIT COST (R THOUSAND)                    79          82          95         115         134         142         150
PERSONNEL NUMBERS                      3 121       3 341       3 360       3 498       3 498       3 498       3 498
(HEAD COUNT)
--------------------------------------------------------------------------------------------------------------------

TABLE 25.C SUMMARY OF EXPENDITURE ON TRAINING
--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                          AUDITED OUTCOME          APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                  ----------------------------------------------------------------------------------
                                     2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)               2 116       4 518       3 757       4 760       4 788       4 959       5 236
Number of employees trained              687         735         739         745         748         767         795
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)                 863       1 845       1 501       1 861       2 870       3 092       3 350
Number of employees (head                437         467         470         473         473         479         538
count)
--------------------------------------------------------------------------------------------------------------------
TOTAL                                  2 979       6 363       5 258       6 621       7 658       8 051       8 586
NUMBER OF EMPLOYEES                    1 124       1 202       1 209       1 218       1 221       1 246       1 333
--------------------------------------------------------------------------------------------------------------------

TABLE 25.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT
(MUNICIPALITIES)(1)
--------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED
                                           AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO PROVINCES
2. LIVELIHOODS AND BUSINESS
DEVELOPMENT
Comprehensive Agricultural Support        --          --     200 000     250 000     300 000     415 000     434 918
Programme Grant
3. BIO-SECURITY, -SAFETY AND
DISASTER MANAGEMENT
Drought Relief (Disaster Management)      --          --     100 000     120 000          --          --          --
Disaster Management                       --      30 000          --          --          --          --          --
4. PRODUCTION AND RESOURCES
 MANAGEMENT
Land Care Programme Grant: Poverty    24 000      36 400      43 800      40 000      44 500      46 725      48 969
Relief and Infrastructure Grant

--------------------------------------------------------------------------------------------------------------------
TOTAL                                 24 000      66 400     343 800     410 000     344 500     461 725     483 887
--------------------------------------------------------------------------------------------------------------------

1 Detail provided in the Division of Revenue Act (2006).

                                                            Vote 25: Agriculture

TABLE 25.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE
----------------------------------------------------------------------------------------------------------------------------------
DONOR                 PROJECT         CASH/                                           ADJUSTED
                                      KIND               AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                                ----------------------------------------------------------------------------------
R thousand                                         2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------------

FOREIGN
The Netherlands       Sectoral        Cash              75         498          --          --          --          --          --
                      budget
                      support
European              SAPIP -         Cash              --          --       5 170       5 561          --          --          --
Community             Portfolio 791
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                   75         498       5 170       5 561          --          --          --
----------------------------------------------------------------------------------------------------------------------------------

TABLE 25.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE
--------------------------------------------------------------------------------------------------------------------
DESCRIPTION                       SERVICE DELIVERY OUTPUTS              ADJUSTED
                                           AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ----------------------------------------------------------------------------------
R thousand                           2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------

GROUPS OF SMALL
PROJECTS OR PROGRAMMES
FMD Border Fence      350 km of           --          --         152      25 000      15 000      15 000      15 000
(National)            elephant proof
                      fence
Upgrading of existing                  9 415      13 420       4 646       8 400      13 700       4 430       2 500
infrastructure
New office accommotion                    --          --          --       8 836       5 570      14 753      17 607
Water Runoff Control                  23 200      13 032      11 411       2 406       2 200          --          --
Infrastructure
Ground water Development                  --       9 562      17 879      15 298       8 500       8 500       8 500
Rain water harvesting                     --          --         250          46       1 000       1 500       2 500
Key Soil Conservation Works               --          --          --          --          --       2 000       2 000
INFRASTRUCTURE TRANSFERS TO
OTHER SPHERES, AGENCIES AND
DEPARTMENTS
Purchase of Maize Board                   --          --       5 000          --          --          --          --
Building
MAINTENANCE ON INFRASTRUCTURE
(CAPITAL)
Maintenance Projects                     500         600         750         750       2 000       2 000       2 000
--------------------------------------------------------------------------------------------------------------------
TOTAL                                 33 115      36 614      40 088      60 736      47 970      48 183      50 107
--------------------------------------------------------------------------------------------------------------------

                                                                             579

2006 Estimates of National Expenditure

                                                                         VOTE 26

COMMUNICATIONS

--------------------------------------------------------------------------------
                                     2006/07            2007/08        2008/09
R THOUSAND                      TO BE APPROPRIATED
--------------------------------------------------------------------------------
MTEF ALLOCATIONS                    1 280 194          1 305 073      1 373 612
 OF WHICH:
 Current payments                     304 320            326 400        357 729
 Transfers and subsidies              968 884            970 942      1 007 713
 Payments for capital assets            6 990              7 731          8 170
--------------------------------------------------------------------------------
STATUTORY AMOUNTS                        --                 --             --
--------------------------------------------------------------------------------
Executive authority            Minister of Communications
Accounting officer             Director-General of Communications
--------------------------------------------------------------------------------

AIM

The aim of the Department of Communications is to develop ICT policies and legislation that stimulate and improve the sustainable economic development of the South African first and second economies and positively impact on the social wellbeing of all South Africans. The department also aims to oversee state-owned entities, such as the South African Broadcasting Corporation and the Independent
Communications Authority of South Africa.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide strategic leadership and overall management of the Department of
Communications.

PROGRAMME 2: STRATEGIC POLICY CO-ORDINATION, INTEGRATION AND INTERNATIONAL
AFFAIRS

Give strategic direction to international relations, stakeholder relations, intergovernmental relations and empowerment, with the aim of advancing and enhancing the delivery mandate of the department. Co-ordinate the strategic and business planning processes to ensure alignment linkages and integration.

PROGRAMME 3: POLICY UNIT

Develop policies that will create the best conditions for investment and the rollout of infrastructure and services. Contribute to nation building and social cohesion to achieve sustainable economic development.

PROGRAMME 4: FINANCIAL AND SHAREHOLDER MANAGEMENT

Provide support services to stakeholders in pursuit of service delivery by the department to manage the government's shareholding interest in Telkom SA Ltd,
South African Post Office and the South African Broadcasting Corporation, and to
control transfers to the Universal Services Agency, the Universal Service Fund,
National Electronic Media Institute of South Africa and the Independent
Communications Authority of South Africa.

                                                                             581

2006 Estimates of National Expenditure

PROGRAMME 5: INNOVATIVE APPLICATIONS AND RESEARCH

Enhance government's service delivery through ICT mediums and applications.

PROGRAMME 6: PRESIDENTIAL NATIONAL COMMISSION

Co-ordinate and assess the impact of government ICT policies and programmes on the different spheres of government. Provide strategies to bridge the digital divide. Define an information society for South Africa with clear targets and milestones.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The Department of Communications' strategic thrust is summarised in its vision statement: 'A global leader in harnessing ICT for socioeconomic development'.
The communications sector as a whole must develop high-quality multimedia services and a fully competitive sector, which leads to consumer satisfaction, affordable prices and a better range of services.

The main challenge facing the department is developing policies and strategies to further lower the cost of communications and so contribute to socioeconomic development, including policies aimed at: closing the gap between the first and second economies, providing universal service and access, providing adequate funding for ICT infrastructure; and attracting and retaining skills in the ICT sector.

Legislative environment

The Electronic Communications Bill and the Independent Communications Authority
of South Africa Amendment Bill are likely to be passed in 2006/07. The former makes provision for the number and types of licensees, enabling South Africans to have a vast range of services at their disposal. It will improve the competitiveness of the ICT sector, reducing the input cost of the first economy, while addressing the challenges of the marginalised second economy by improving access to communications services.

Liberalising the telecommunications sector

The department's strategy remains focused on developing policies and legislation aimed at liberalising the telecommunications sector to grow the economy, attract foreign direct investment, increase competition, encourage broad-based black economic empowerment (BEE) and develop and sustain small, medium and micro-enterprises (SMMEs). Liberalisation also aims to improve service delivery and to expand the provision of telecommunications services. The Telkom initial public offering was one of the first steps. The introduction of the underserviced area licences enables marginalised communities to receive telecommunications services and creates telecommunications SMMEs in the rural areas.

Increased competition in the sector is particularly aimed at bringing down the cost of telecommunications and removing constraints to growth. A number of policies have already been implemented, including that mobile operators may use any fixed lines that may be required for providing both voice and data transmission services. Previously, only Telkom fixed lines could be used.
Value-added networks may now carry voice over the internet using any protocol;
private telecommunications network facilities operators may resell spare capacity and facilities; and the cost of telecommunications services to internet service providers at public schools and further education and training institutions has been discounted by 50 per cent.

Other policy initiatives to increase competition include the licensing of the second national operator and allocating the 3G spectrum. The national signal distributor, Sentech, was also licensed to provide multimedia services for further investment in telecommunications infrastructure.

                                                         Vote 26: Communications

Promoting ICT growth

Economic growth in the ICT sector serves as a catalyst for economic growth in other sectors through their use of ICTs. The department will support growth in the ICT sector by: creating an environment that will raise investment in the sector and minimise input costs; introducing competition and a managed programme of licensing new players; allowing existing players to play a bigger role;
addressing regulatory constraints on infrastructure; and promoting the development of SMMEs, including through the BEE charter.

The department is promoting ICT growth through the following policy interventions:

o     THE CONVERGENCE BILL The bill is aimed at removing policies that hinder the development of cross-sector applications, services and businesses. The legislation is being developed with the assistance of the ICT sector and will reflect the integration of telecommunications with ICT, broadcasting and broadcasting signal distribution. Convergence legislation will ensure that citizens have better access to knowledge and information at competitive prices.

o     A DIGITAL MIGRATION POLICY FRAMEWORK The framework is aimed at facilitating the introduction of new diverse digital services.
      Digitisation will enable South Africa to be integrated into the global community and to align itself with broadly accepted overarching principles that underpin digital migration. The department's strategy is to manage transformation from analogue to digital environments and to make sure that digital migration processes and activities are negotiated and aligned with multilateral institutions such as the International Telecommunication
      Union, the World Trade Organisation and the African Union (AU).

o     DEVELOPMENT OF THE NECESSARY HUMAN RESOURCES CAPACITY IN THE ICT SECTOR
      Apart from training initiatives, the department is involved with other government departments in launching the African Advanced Institute for
      ICT.

Corporatising the South African Broadcasting Corporation

The South African Broadcasting Corporation (SABC) was corporatised into a public company and split into two operational divisions: the public broadcasting service and the commercial broadcasting service. The SABC, as a national broadcaster, has the responsibility to contribute to social cohesion by broadcasting programmes that promote the development of South African national identity, languages and cultures. Its mandate is structured to enable it to meet the needs of South African audiences, including the provision of accurate and credible news and current affairs programmes, local content and educational programmes.

Channel Africa is being repositioned to advance the New Partnership for Africa's
Development (Nepad) and to bridge the digital divide across the continent. It also helps to communicate South Africa's foreign policy objectives and the objectives of the AU and Nepad to the rest of Africa.

Repositioning of the South African Post Office

Considerable progress was made in repositioning the SA Post Office as an agent of ICT service delivery in line with the universal service mandate. ICT infrastructure rollout in remote areas of rural South Africa through the SA Post
Office is evidence of this. The reintroduction of the SA Post Office subsidy in
2002/03 was to improve access to postal services. The SA Post Office, through its subsidiary, the Postbank, is also positioning itself to provide a reliable deposit, savings and money transfer facility for the majority of the population, who previously have had no access to financial services.

Funding ICT Infrastructure

Infrastructure rollout is at the core of the department's programme of action for the 2006 medium-term expenditure framework (MTEF) period. The department sees investment in infrastructure, particularly by government, as the required impetus for lowering the costs of doing business and

                                                                             583

2006 Estimates of National Expenditure

developing other sectors, such as the business process outsourcing sector, which includes the call centre industry.

EXPENDITURE ESTIMATES

TABLE 26.1 COMMUNICATIONS

-----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                                 ADJUSTED     REVISED
                                          AUDITED OUTCOME            APPROPRIATION    ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04     2004/05              2005/06            2006/07     2007/08     2008/09
-----------------------------------------------------------------------------------------------------------------------------------

1.  Administration                  53 409      52 716      60 951         101 576      98 475     108 279     111 871     122 481
2.  Strategic Policy                31 472      15 144      21 923          46 704      57 947      42 475      49 364      52 168
    Coordination and
    Integration
3.  Policy Unit                     37 676      37 566      58 872          76 735      72 807      77 181      81 410      86 034
4.  Finance and                    645 761     638 425   1 405 287         743 576     740 227     969 085     973 520   1 016 500
    Shareholder
    Management
5.  Innovative                     117 706      97 041     107 307          53 172      53 172      58 185      60 762      66 684
    Applications and
    Research
6.  Presidential                     9 325       8 653       9 593          25 065      20 062      24 989      28 146      29 745
    National
    Commission
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                              895 349     849 545   1 663 933       1 046 828   1 042 690   1 280 194   1 305 073   1 373 612
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                              29 325      25 187     151 243     122 574     123 947
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   188 674     193 612     229 927         293 746     290 248     304 320     326 400     357 729
                                   ------------------------------------------------------------------------------------------------
Compensation of                     54 592      57 264      68 849          91 702      89 039      99 597     104 910     111 573
employees

Goods and services                 134 017     136 330     161 065         202 044     201 209     204 723     221 490     246 156
of which:
Communication                           65       8 023       7 391           8 341       8 341       7 226       8 081       8 540
Computer Services                    6 822         346       2 175           2 267       2 267       2 364       2 532       2 676
Consultants,                        32 088      36 514      48 208          57 572      56 737      62 224      65 054      72 875
contractors and
special services
Inventory                            3 312       2 369       2 711           3 604       3 604       2 583       2 686       2 839
Maintenance repair                   3 995       1 943       4 392           5 241       5 241       5 375       6 816       7 203
and running cost
Operating leases                    22 938      27 358      29 070          26 322      26 322      26 441      29 737      35 309
Travel and                          20 488      23 030      24 432          26 482      26 482      30 250      31 563      33 356
subsistence
Other                               44 309      36 747      42 686          72 215      72 215      68 260      75 021      83 359
Financial transactions                  65          18          13              --          --          --          --          --
in assets and
liabilities
-----------------------------------------------------------------------------------------------------------------------------------

                                                         Vote 26: Communications

TABLE 26.1 COMMUNICATIONS (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                          ADJUSTED     REVISED
                                           AUDITED OUTCOME           APPROPRIATION     ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ------------------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04     2004/05              2005/06            2006/07     2007/08     2008/09
-----------------------------------------------------------------------------------------------------------------------------------

TRANSFERS AND                      655 362     640 270   1 430 841         746 382     746 382     968 884     970 942   1 007 713
SUBSIDIES
                                   ------------------------------------------------------------------------------------------------
Provinces and                          147         327         258             204         204         238          39          41
municipalities
Departmental                       196 322     192 459     246 845         211 352     211 352     271 201     295 013     320 572
agencies and
accounts
Universities and                        --          --         200              --          --          --          --          --
technikons
Public corporations                458 878     447 031   1 183 245         534 826     534 826     697 445     675 890     687 100
and private
enterprises
Non-profit institutions                 --          --         200              --          --          --          --          --
Households                              15         453          93              --          --          --          --          --
                                   ------------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL                51 313      15 663       3 165           6 700       6 060       6 990       7 731       8 170
ASSETS
                                   ------------------------------------------------------------------------------------------------
Machinery and                       51 313      15 663       3 125           6 700       6 060       6 950       7 731       8 170
equipment
Software and other                      --          --          40              --          --          40          --          --
intangible assets
                                   ------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                              895 349     849 545   1 663 933       1 046 828   1 042 690   1 280 194   1 305 073   1 373 612
-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The growth rate of the department's expenditure between 2002/03 and 2005/06 was even, at an average annual rate of 7,4 percent, excluding the one-off allocations of R750 million in 2004/05 to the SA Post Office for the recapitalisation of the Postbank (reflected in the Finance and Shareholder
Management programme), R40 million in 2003/04 for the closure of the
Bophuthatswana Broadcasting Corporation; and R54 million in 2002/03 to the SABC for the Sentech loan.

Expenditure is expected to rise more rapidly over the 2006 MTEF, at a rate of
9,5 per cent, increasing from R1 billion in 2005/06 to R1,4 billion in 2008/09.
Over this period, the SABC was allocated infrastructure funding of R400 million.
In addition, the 2006 Budget provides further increased allocations of R135 million for 2006/07, R105 million for 2007/08 and R105 million for 2008/09 to fund the upgrading of Sentech's infrastructure and strengthen the capacity of the Independent Communications Authority of South Africa, primarily in response to legislative changes in the communications sector.

DEPARTMENTAL RECEIPTS

Most receipts under sales of goods and services relate to licence fees collected by ICASA from telecommunications operators. The licence fees will increase steadily over the 2006 MTEF.

Telkom started paying a dividend to the department in 2003/04. R228,8 million and R1,8 billion were received for 2003/04 and 2004/05 respectively. The large increase was mainly a result of one-off special dividends from special transactions and activities. 'Ordinary' dividends have also increased to R828,2 million and are projected to increase steadily over the next three years. The further increase in dividends in 2004/05 resulted from R38 million interest received on the R750 million for the recapitalisation of the Postbank, which has since been paid over to the SA Post Office, hence the decrease in 2005/06.

                                                                             585

2006 Estimates of National Expenditure

TABLE 26.2 DEPARTMENTAL RECEIPTS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION        MEDIUM-TERM RECEIPTS ESTIMATE
                                          -----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                      52 971      975 676    1 524 300      2 141 930     2 227 640    2 313 785    2 403 739
                                          -----------------------------------------------------------------------------------------
Sales of goods and services                25 353      749 075    1 247 694      1 310 078     1 375 582    1 444 361    1 516 580
produced by department
Transfers received                          2 707        3 000        3 700             --            --           --           --
Interest, dividends and rent on land       24 233      222 121      272 455        831 352       851 499      868 801      886 463
Financial transactions in assets and          678        1 480          451            500           559          623          696
liabilities
                                          -----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      52 971      975 676    1 524 300      2 141 930     2 227 640    2 313 785    2 403 739
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

Administration conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 26.3 ADMINISTRATION

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                          -----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06      2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Minister(1)                                   672          707          791            837           887          934          981
Deputy Minister(2)                             --           --          533            618           655          690          725
Management                                 13 682       13 413       19 300         28 699        33 914       33 420       37 207
Operations                                 28 294       26 390       26 333         56 277        56 580       59 253       64 621
Property Management                        10 761       12 206       13 994         15 145        16 243       17 574       18 947
                                          -----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      53 409       52 716       60 951        101 576       108 279      111 871      122 481
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      17 978        17 959       17 574       22 828
-----------------------------------------------------------------------------------------------------------------------------------

1     Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

2     Payable as from 1 April 2005. Salary: R 494 661. Car allowance: R 123 665.

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           51 581       51 621       59 066         99 216       105 571      109 165      119 622
                                          -----------------------------------------------------------------------------------------

Compensation of employees                  13 916       14 873       19 186         35 266        37 653       39 685       42 734
Goods and services                         37 665       36 730       39 867         63 950        67 918       69 480       76 888
of which:
Communication                                  26        1 896        2 074          3 250         2 797        2 900        3 065
Computer Services                           1 717            5          790          1 979         1 613        1 650        1 744
Consultants, contractors and special        6 645        4 384        4 285          5 688         6 319        6 404        6 767
services
Inventory                                   1 734          746        1 152            813           877          815          861
Operating leases                           10 968       12 661       14 528         16 025        15 989       18 454       21 443
Travel and subsistence                      5 359        5 109        6 280          9 751         9 700       10 000       10 568
Financial transactions in assets and           --           18           13             --            --           --           --
liabilities
                                          -----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                        99          593          554             72            91           --           --
                                          -----------------------------------------------------------------------------------------
Provinces and municipalities                   99          140           61             72            91           --           --
Universities and technikons                    --           --          200             --            --           --           --
Non-profit institutions                        --           --          200             --            --           --           --
Households                                     --          453           93             --            --           --           --
                                          -----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                 1 729          502        1 331          2 288         2 617        2 706        2 860
                                          -----------------------------------------------------------------------------------------
Machinery and equipment                     1 729          502        1 298          2 288         2 577        2 706        2 860
Software and other intangible                  --           --           33             --            40           --           --
assets
                                          -----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      53 409       52 716       60 951        101 576       108 279      111 871      122 481
-----------------------------------------------------------------------------------------------------------------------------------

                                                         Vote 26: Communications

EXPENDITURE TRENDS

Expenditure increased steadily between 2002/03 and 2004/05, rising from R53,4 million to R61 million. The sharp increase in expenditure from 2005/06 is due mainly to the department's providing for a fully staffed deputy minister's office, a chief operations office and a government information technology officer.

The transfer of the costs for leases and accommodation charges from the
Department of Public Works to individual departments will come into effect on 1
April 2006. An amount of R16,2 million is devolved to the department from the budget of Public Works in 2006/07, R17,6 million in 2007/08 and R18,9 million in
2008/09. Expenditure for this purpose is also adjusted for 2002/03 to 2005/06.

PROGRAMME 2: STRATEGIC POLICY CO-ORDINATION AND INTEGRATION

The Strategic Policy Co-ordination and Integration programme has been restructured to focus on strategic international relations and be a link between the department and other government spheres in promoting the use of ICTs as an enabler for socioeconomic development.

The Postal Regulator subprogramme has been placed under ICASA from 2006/07, so there are now two subprogrammes:

o     Co-ordination and Integration is responsible for international relations, stakeholder management, intergovernmental relations and special projects.

o     The International subprogramme is responsible for co-ordinating the functions and responsibilities of the department to meet South Africa's international ICT obligations.

EXPENDITURE ESTIMATES

TABLE 26.4 STRATEGIC POLICY CO-ORDINATION, INTEGRATION AND INTERNATIONAL AFFAIRS

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                          -----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Coordination and Integration                2 417        2 390        4 955          6 706        12 700       14 462       15 283
Postal Regulator                            9 932        6 596        9 323         21 302            --           --           --
International                              19 123        6 158        7 645         18 696        29 775       34 902       36 884
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      31 472       15 144       21 923         46 704        42 475       49 364       52 168
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      13 361         6 449       11 446       12 096
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           30 513       14 749       21 101         45 568        41 407       48 282       51 024
                                          -----------------------------------------------------------------------------------------
Compensation of employees                   7 885        7 535       10 794         10 691        14 939       15 730       16 624
Goods and services                         22 628        7 214       10 307         34 877        26 468       32 552       34 400
of which:
Communication                                  14          796          757            648           675          703          743
Consultants, contractors and special        5 217        1 051          121         13 287        10 438       14 296       15 108
services
Travel and subsistence                      3 928        2 985        5 869          3 240         6 500        6 773        7 158
                                          -----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                         9           24           28             29            37           --           --
                                          -----------------------------------------------------------------------------------------
Provinces and municipalities                    9           24           28             29            37           --           --
                                          -----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                   950          371          794          1 107         1 031        1 082        1 143
                                          -----------------------------------------------------------------------------------------
Machinery and equipment                       950          371          794          1 107         1 031        1 082        1 143
                                          -----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      31 472       15 144       21 923         46 704        42 475       49 364       52 168
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             587

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure fell between 2002/03 and 2003/04 by 44,8 per cent, due to the decrease in the cost of the department's international activities. But there was a substantial increase in expenditure in 2004/05, because of more spending on the Postal Regulator subprogramme to provide for an enforcement and monitoring unit and for postal inspectors in each province. Expenditure increases by 113 per cent in 2005/06 from 2004/05, because the department participated in a number of international events, such as the World Summit on the Information
Society, the 23rd Universal Postal Union congress, and the Digital Africa summit.

Expenditure is expected to rise steadily over the 2006 MTEF at an average annual rate of 3,8 per cent.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Promoting ICT within all spheres of government

The department conducted awareness campaigns to sensitise government structures about the role and potential of ICTs in service delivery. Having set up multipurpose community centres and school cyberlabs, the department and the
Universal Service Agency are facilitating the use of ICT for capacity building and delivering integrated communication services (access to internet, government info, etc.) in the integrated sustainable rural development programme nodes.
Although there are challenges in the public internet terminal project, the project team has managed to roll out government information kiosks to every nodal district. This means every district municipality has a minimum of five terminals.

Nepad

The Nepad e-schools demonstration implementation framework was approved and will guide the rollout of the Nepad e-schools demonstration programme, aimed ensuring that all African youth leave school with the necessary education and skills to function in the information society by providing ICT in schools. Sixteen countries had to identify six schools for the pilot phase of the programme.

Progress has been made on the East African submarine cable system and corresponding infrastructure for landlocked countries, which are crucial to reducing the costs of communications in Africa.

SELECTED MEDIUM-TERM OUTPUT TARGETS

STRATEGIC POLICY CO-ORDINATION AND INTEGRATION

MEASURABLE OBJECTIVE: Improve stakeholder relations and service delivery by developing and co-ordinating strategic business plans.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                OUTPUT                         MEASURE/INDICATORS                      TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Policy Co-ordination and    Policy management              Approved policy management framework    March 2007
Integration
                            Strategic ICT partnerships     Number of ICT partnerships between      2 partnerships by December 2006
                                                           South African business and
                                                           international stakeholders
-----------------------------------------------------------------------------------------------------------------------------------
International               Increased international        Percentage increase in international    5% increase in international
                            investment in the local ICT    investment in the ICT sector            investment
                            sector
-----------------------------------------------------------------------------------------------------------------------------------

                                                         Vote 26: Communications

PROGRAMME 3: POLICY UNIT

The Policy Unit programme's main focus is to develop new policies and realign existing ones. It aims to create optimal conditions for investment and infrastructure rollout to provide efficient and cost-effective communications services. The programme provides strategic advice and professional support to the executive and other government structures on a wide range of significant and rapidly changing policy areas.

The South African Broadcasting Corporation: Community Radio Stations and the
South African Broadcasting Corporation: Programme Production subprogrammes have been transferred from the Innovative Applications and Research programme to the
Policy Unit programme to streamline their activities.

There are seven subprogrammes:

o     Telecommunications Policy promotes the formulation of effective telecommunications policies, taking into account national priorities, development needs, globalisation, investment needs and sector restructuring.

o     Postal Policy provides the policy framework for postal services that addresses regulatory issues aimed at improving efficiency, lowering costs and promoting competition.

o     Multimedia Policy provides a policy framework for promoting multimedia services.

o     IT Policy promotes competition and universal access to information technology.

o     Economic Modelling is responsible for ensuring the optimisation of investment opportunities and for analysing of the impact of IT.

o     South African Broadcasting Corporation: Community Radio Stations focuses on extending signal distribution to reach all communities, and extending community multimedia services at selected nodal points.

o     South African Broadcasting Corporation: Programme Production makes transfers to the SABC to enable it to produce programmes with local content, on issues relating to youth, women, children, the disabled, and
      HIV and Aids, for commercial and community radio stations.

EXPENDITURE ESTIMATES

TABLE 26.5 POLICY UNIT

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                          -----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Telecommunications Policy                   8 633       10 803       27 731         10 125         9 927       10 072       10 644
Postal Policy                               9 500       13 206       19 416          1 271         1 597        1 709        1 806
Multi-Media Policy                         19 543       13 557       11 725         13 772        15 284       16 071       16 984
IT Policy                                      --           --           --          5 280         3 152        3 643        3 850
Economic Modeling                              --           --           --          5 032         3 151        3 643        3 850
South African Broadcasting                     --           --           --         10 255        10 870       11 412       12 060
Corporation: Community Radio
Stations
South African Broadcasting                     --           --           --         31 000        33 200       34 860       36 840
Corporation: Programme Production
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      37 676       37 566       58 872         76 735        77 181       81 410       86 034
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      20 246        16 047       17 127       18 100
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             589

2006 Estimates of National Expenditure

TABLE 26.5 POLICY UNIT (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                          -----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                           36 953       37 040       50 068         32 677        30 967       32 925       34 795
                                          -----------------------------------------------------------------------------------------
Compensation of employees                  10 994       10 799       10 848         11 303         8 586        9 041        9 555
Goods and services                         25 959       26 241       39 220         21 374        22 381       23 884       25 241
of which:
Communication                                   7        1 740        2 615          1 025         1 068        1 676        1 771
Consultants, contractors and special       12 157        3 943        8 434          4 120         4 293        4 473        4 727
services
Operating leases                            3 947        4 975        4 621          1 333         1 389        1 447        1 529
Travel and subsistence                      3 864        5 574        6 327          4 786         4 991        5 201        5 496
-----------------------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                        12           33        8 530         43 086        45 109       47 325       50 013
                                          -----------------------------------------------------------------------------------------
Provinces and municipalities                   12           33           50             31            39           --           --
Departmental agencies and                      --           --           --          1 800         1 000        1 053        1 113
accounts
Public corporations and private                --           --        8 480         41 255        44 070       46 272       48 900
enterprises
                                          -----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                   711          493          274            972         1 105        1 160        1 226
                                          -----------------------------------------------------------------------------------------
Machinery and equipment                       711          493          274            972         1 105        1 160        1 226
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      37 676       37 566       58 872         76 735        77 181       81 410       86 034
-----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF TRANSFERS AND SUBSIDIES:
-----------------------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                                        --           --           --          1 800         1 000        1 053        1 113
                                          -----------------------------------------------------------------------------------------
Information System, Electronics and            --           --           --          1 800         1 000        1 053        1 113
Communication Technologies
Authority
                                          -----------------------------------------------------------------------------------------
OTHER TRANSFERS
CURRENT                                        --           --        8 480         41 255        44 070       46 272       48 900
                                          -----------------------------------------------------------------------------------------
South African Post Office: Public              --           --        8 480             --            --           --           --
Internet Terminals
South African Broadcasting                     --           --           --         10 255        10 870       11 412       12 060
Corporation: Community Radio
Stations
South African Broadcasting                     --           --           --         31 000        33 200       34 860       36 840
Corporation: Programme Production
                                          -----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased steadily from 2002/03 to 2004/05, except for an increased allocation of R19 million in 2004/05 under the Telecommunications Policy subprogramme for the operations of the 112 emergency call centre.

The large increase in 2005/06 and the subsequent higher levels of expenditure throughout the 2006 MTEF are mainly due to the transfer of the South African
Broadcasting Corporation: Community Radio Stations and the South African
Broadcasting Corporation: Programme Production subprogrammes from the Innovative
Applications and Research programme. There were also two new subprogrammes,
Information Technology Policy and Economic Modelling, introduced in 2005/06.

                                                         Vote 26: Communications

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Broadcasting policy

The public service division of the SABC has made good progress in developing a strategy to encourage local content to grow and develop across the entire audiovisual field, thus recognising all South African languages.

In partnership with the Government Communication and Information System and
Sentech, the department started a process for connecting all community radio stations to Parliament and to each other via satellite. This will enable stations to access government information and to share programming material.

Telecommunications policy

In 2005, the second national operator was officially licensed. In February 2005, the minister granted the 26 per cent unallocated equity stake in the second national operator, thus finalising its shareholding structure.

ICT charter

The ICT sector started to develop the ICT BEE charter. The charter will advance economic transformation and provide an enabling environment for transparency, fairness and consistency when matters related to BEE are adjudicated.

Digital migration strategy

The process of developing a framework for migrating from analogue to digital broadcasting infrastructure, in line with international trends, is currently under way. A paper on digital broadcasting was developed and a document outlining South Africa's frequency requirements was approved and submitted to the International Telecommunications Union.

SELECTED MEDIUM-TERM OUTPUT TARGETS

POLICY UNIT

MEASURABLE OBJECTIVE: Promote investment and rollout of infrastructure and services in the ICT sector by continuously developing, reviewing and implementing ICT policies.

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                                   MEASURE/INDICATOR                         TARGET
-------------------------------------------------------------------------------------------------------------------------------

Telecommunications Policy    Universal service and access policy      Approved universal service and access     March 2007
                             strategy                                 policy strategy

                             National e-strategy                      Finalised national e-strategy             March 2007
                                                                      framework
-------------------------------------------------------------------------------------------------------------------------------
Postal Policy                New and upgraded post offices with       Reviewed strategy for establishing and    March 2007
                             connectivity and public ICT access       upgrading post offices

                             A policy framework for regulating        Completed framework document              September 2006
                             postal services aimed at lowering
                             costs and promoting competition
-------------------------------------------------------------------------------------------------------------------------------
Multimedia Policy            2 regional television channels set up    Funding model for regional television     March 2007
                                                                      approved

                             Position papers on animation, postal,    Number of position papers published       4 papers
                             for broadcasting and information         comment
                             technologies
-------------------------------------------------------------------------------------------------------------------------------

                                                                             591

2006 Estimates of National Expenditure

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                   OUTPUT                                  MEASURE/INDICATOR                         TARGET
----------------------------------------------------------------------------------------------------------------------------------

IT Policy                      Broadband policy framework to           Policy document completed                 September 2006
                               facilitate the introduction of more
                               advanced communications services

                               Policy framework to support job         Policy framework completed                September 2006
                               creation, SMMEs, education and
                               health through ICTs
----------------------------------------------------------------------------------------------------------------------------------
Economic Modelling             Understanding the ICT sector            Finalised research                        March 2007
----------------------------------------------------------------------------------------------------------------------------------
South African Broadcasting     Infrastructure rollout for community    Number of community radio stations        30 stations
Corporation: Community         radio stations                          connected to the parliamentary
Radio Stations                                                         channel

South African Broadcasting     Producing awareness programmes for      Number of radio programmes produced       5 more programme
Corporation: Programme         women, youth, children and the          and broadcast                             productions
Production                     disabled, and on HIV and Aids
----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: FINANCIAL AND SHAREHOLDER MANAGEMENT

The Financial and Shareholder Management programme is made up of two directorates. The finance directorate is responsible for overall internal financial management. The shareholder management directorate provides leadership for and monitoring of the activities of all public entities in the Department of
Communications' portfolio. This directorate makes sure that all the public entities' strategies are aligned with government's priorities and mandate and that there is adequate return on investment.

There are nine subprogrammes:

o     Financial Management provides overall financial management services to the department.

o     Universal Services Agency promotes the goal of universal services.

o     Universal Services Fund is managed by the Universal Service Agency to construct infrastructure in underserviced areas.

o     South African Post Office Subsidy funds postal outlets in rural areas that do not generate enough revenue to cover their expenses.

o     South African Broadcasting Corporation: Public Broadcaster provides radio and television services, including broadcasting educational programmes.

o     South African Broadcasting Corporation: Channel Africa provides a broadcasting service to communicate South Africa's foreign policies across
      Africa.

o     Independent Communications Authority of South Africa regulates the broadcasting industry in the public's interest to ensure fairness and a diversity of views that represent South African society.

o     National Electronic Media Institute of South Africa is responsible for providing training in the broadcasting industry, especially to historically disadvantaged groups.

o     Sentech is primarily responsible for providing broadcasting signal distribution.

                                                         Vote 26: Communications

EXPENDITURE ESTIMATES

TABLE 26.6 FINANCE AND SHAREHOLDER MANAGEMENT

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION        MEDIUM-TERM EXPENDITURE ESTIMATE
                                          -----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Financial Management                       26 059       34 961       33 177         48 953        51 009       51 442       60 341
Universal Service Agency                   10 711       14 211       15 884         17 500        20 100       21 105       22 304
Universal Service Fund                     23 679       24 745       26 230         29 400        31 164       32 722       34 581
South African Post Office Subsidy         300 000      300 000      300 000        300 000       313 000      324 000      331 000
South African Post Office
Recapitalisation                               --           --      750 000             --            --           --           --
South African Broadcasting Corporation:    42 930       84 717       47 400        150 455       203 482      206 156      217 866
Public Broadcaster
South African Broadcasting Corporation:    26 450       26 288       27 865         29 616        31 393       32 962       34 834
Channel Africa
Independent Communications Authority of   148 729      138 350      186 928        144 489       199 738      217 475      237 272
South Africa
National Electronic Media Institute of     13 203       15 153       17 803         18 163        19 199       22 658       25 303
South Africa
Sentech                                    54 000          --           --           5 000       100 000       65 000       53 000
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     645 761      638 425    1 405 287        743 576       969 085      973 520    1 016 500
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      16 200       145 209      111 100      105 095
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           25 342       34 615       32 886         47 883        49 781       50 166       58 993
                                          -----------------------------------------------------------------------------------------
Compensation of employees                   8 278        9 769       11 464         12 282        12 665       13 336       14 002
Goods and services                         16 999       24 846       21 422         35 601        37 116       36 830       44 991
of which:
Communication                                   7          829          909            734           765          800          845
Consultants, contractors and special        1 354        7 908        2 353          9 736        10 145        6 000       10 467
services
Maintenance repair and running cost         1 208          521        1 307          3 184         3 318        4 457        4 710
Operating leases                            4 999        6 365        6 348          6 130         6 387        7 025        9 366
Travel and subsistence                      1 827        1 690          988          1 834         1 911        2 199        2 324
Financial transactions in assets and           65           --           --             --            --           --           --
liabilities
-----------------------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                   619 718      603 550    1 372 177        694 656       918 126      922 117      956 200
                                          -----------------------------------------------------------------------------------------
Provinces and municipalities                   11           86           67             33            50           39           41
Departmental agencies and accounts        196 322      192 459      246 845        209 552       270 201      293 960      319 459
Public corporations and private
enterprises                               423 380      411 005    1 125 265        485 071       647 875      628 118      636 700
Households                                      5           --           --             --            --           --           --
                                          -----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                   701          260          224          1 037         1 178        1 237        1 307
                                          -----------------------------------------------------------------------------------------
Machinery and equipment                       701          260          217          1 037         1 178        1 237        1 307
Software and other intangible assets           --           --            7             --            --           --           --
                                          -----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     645 761      638 425    1 405 287        743 576       969 085      973 520    1 016 500
-----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF TRANSFERS AND SUBSIDIES:
-----------------------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                                   196 322      192 459      246 845        209 552       270 201      293 960      319 459
                                          -----------------------------------------------------------------------------------------
Universal Service Agency                   10 711       14 211       15 884         17 500        20 100       21 105       22 304
Universal Service Fund                     23 679       24 745       26 230         29 400        31 164       32 722       34 581
Independent Communications Authority of   148 729      138 350      186 928        144 489       199 738      217 475      237 272
South Africa
National Electronic Media Institute of     13 203       15 153       17 803         18 163        19 199       22 658       25 303
South Africa
                                          -----------------------------------------------------------------------------------------
SUBSIDIES ON PRODUCTION OR PRODUCTS
CURRENT                                   300 000      300 000      300 000        300 000       313 000      324 000      331 000
                                          -----------------------------------------------------------------------------------------
South African Post Office: Subsidy        300 000      300 000      300 000        300 000       313 000      324 000      331 000
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             593

2006 Estimates of National Expenditure

TABLE 26.6 FINANCE AND SHAREHOLDER MANAGEMENT (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                          -----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

OTHER TRANSFERS
CURRENT                                    69 380      111 005      825 265        180 071       234 875      239 118      252 700
                                          -----------------------------------------------------------------------------------------
South African Broadcasting Corporation:    42 930       84 717       47 400        150 455       203 482      206 156      217 866
Public Broadcaster
South African Broadcasting Corporation:    26 450       26 288       27 865         29 616        31 393       32 962       34 834
Channel Africa
South African Post Office:
Recapitalization                               --           --      750 000             --            --           --           --
                                          -----------------------------------------------------------------------------------------
CAPITAL                                    54 000           --           --          5 000       100 000       65 000       53 000
                                          -----------------------------------------------------------------------------------------
Sentech                                    54 000           --           --          5 000       100 000       65 000       53 000
                                          -----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Most of the department's expenditure flows through this programme, as it funds the department's transfer payments, which in turn make up most of the programme's expenditure.

Expenditure growth is fairly uneven over the seven-year period. This is mainly because new programmes were introduced and there were one-off allocations, like the allocation to the SA Post Office in 2004/05.

The 2006 Budget set out additional allocations for Sentech of R95 million for
2006/07, R60 million for 2007/08 and R50 million for 2008/09, so that it can start replacing its infrastructure. Further additional allocations of R40 million for 2006/07, R45 million for 2007/08 and R55 million for 2008/09 were also made to strengthen ICASA's capacity to deal with its wider mandate resulting from legislative changes.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Financial management

For the third consecutive year the department received an unqualified audit report - proof that it is financially sound.

The Financial Management subprogramme has established a supply chain management system as prescribed by the Public Finance Management Act (1999) and developed the department's asset management policies. In 2005, it reviewed the department's policies for procurement, cell phones, banking, cash management and revenue, and debt.

Underserviced areas

After the first phase of the licensing process, seven underserviced area licences have been granted to private companies. The minister invited applications for the second phase for an additional 14 districts and ICASA is assessing them. The Universal Service Agency funds each company, from the
Universal Service Fund, at R5 million per year for three years. The agency also monitors their compliance with licence conditions.

South African Post Office

A successful campaign to promote a culture of saving was launched in 2004. The
Postbank has since attracted a number of historically unbanked people into the formal banking environment, and has seen its customer base increase to 3,5 million - an annual increase of 24 per cent.

                                                         Vote 26: Communications

The SA Post Office is starting to play a leading role in providing electronic communications services through mechanisms like public internet terminals and citizens' post offices. There are currently 14 citizens' post offices nationally.

National Electronic Media Institute of South Africa

The National Electronic Media Institute of South Africa (NEMISA) has introduced a new vision and corporate plan to adapt its functions to the fast-changing technological environment, new market and consumer needs, and the opportunities presented by convergence of technologies. This will see NEMISA addressing the skills shortages in the ICT sector more effectively than in the past.

SELECTED MEDIUM-TERM OUTPUT TARGETS

FINANCE AND SHAREHOLDER MANAGEMENT

MEASURABLE OBJECTIVE: Develop and implement policies and best practices to provide overall financial and supply chain management to the department, and to manage shareholding in and improve governance of public entities.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                      OUTPUT                              MEASURE/INDICATOR                       TARGET
------------------------------------------------------------------------------------------------------------------------------------

Financial Management              Improved financial management       Unqualified audit reports received      End of financial year
------------------------------------------------------------------------------------------------------------------------------------
Universal Service Agency and      Increase universal access to        Percentage increase in universal        5% increase by
Universal Service Fund            electronic communications           access                                  December 2006
                                  network  services

                                  Improve ICT literacy in the rural   Percentage of improvement               5% improvement by
                                  and urban renewal nodes                                                     December 2006
------------------------------------------------------------------------------------------------------------------------------------
South African Broadcasting        Increased educational programmes    Number of local content educational     4 programmes
Corporation: Public Broadcaster   developed                           programmes acceptable to the public
------------------------------------------------------------------------------------------------------------------------------------
South African Broadcasting        External broadcasting services to   Percentage increase in external         5% increase in
Corporation: Channel Africa       promote South Africa's image        viewers                                 external viewers
                                  internationally
------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                      OUTPUT                              MEASURE/INDICATOR                       TARGET
------------------------------------------------------------------------------------------------------------------------------------
Independent Communications        Well regulated broadcasting and     Number of licences issued for           3 licences
Authority of South Africa         telecommunications sectors          providing telecommunications services

South African Post Office         Extended infrastructure,            Number of new or reburbished postal     61 new and 100
                                  including to rural areas            outlets                                 refurbished outlets
------------------------------------------------------------------------------------------------------------------------------------
National Electronic Media         Trained individuals in multimedia,  Percentage increase in number of        10% increase
Institute  of South Africa        ICT, webcasting and                 individuals trained
                                  traditional broadcasting
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: INNOVATIVE APPLICATIONS AND RESEARCH

The Innovative Applications and Research programme is responsible for managing knowledge and applications for improving service delivery through ICT projects that build capacity for a sustainable ICT sector.

There are four subprogrammes:

o     The Applications and Research subprogramme is responsible for: technology research and analysis; applications and content development; analysing the legal environment to promote infrastructure technologies; and managing the use of the spectrum.

o     The Meraka Institute does research and develops ICT applications that aim to benefit all citizens.

o     The 112 Emergency Call Centre provides a single national emergency number, from which all emergency calls will be rerouted to the most suitable local response unit.

o     The .za Domain Name Authority is responsible for administering and managing the .za domain name space.

                                                                             595

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 26.7 INNOVATIVE APPLICATIONS AND RESEARCH

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          -----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Applications and Research                  45 498       48 128       57 807         23 472        30 213       35 666       40 248
Meraka Institute                               --        8 262       13 000          7 000         4 000           --           --
112 Emergency Call Centre                  36 710       12 887           --         21 200        22 472       23 596       24 936
..za Domain Name Authority                      --           --        1 500          1 500         1 500        1 500        1 500
South African Broadcasting                  5 459        1 964        6 500             --            --           --           --
Corporation: Community Radio
Stations
South African Broadcasting                 30 039       25 800       28 500             --            --           --           --
Corporation: Programme Production
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     117 706       97 041      107 307         53 172        58 185       60 762       66 684
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     (35 065)      (28 657)     (30 451)     (29 710)
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           36 109       47 438       57 272         44 138        52 089       58 644       64 531
                                          -----------------------------------------------------------------------------------------
Compensation of employees                  10 961       11 201       10 062         11 513        14 855       15 642       16 530
Goods and services                         25 148       36 237       47 210         32 625        37 234       43 002       48 001
of which:
Communication                                  11        2 507          770          1 578         1 644        1 713        1 810
Consultants, contractors and special        6 635       17 715       32 416         23 434        25 405       28 231       29 835
services
Maintenance repair and running cost         1 428          918        2 682            921           959        1 200        1 268
Operating leases                            1 499        3 126        3 163          2 045         2 131        2 243        2 370
Travel and subsistence                      5 086        6 290        3 856          2 446         2 614        2 724        2 879
-----------------------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    35 521       36 061       49 532          8 516         5 507        1 500        1 500
                                          -----------------------------------------------------------------------------------------
Provinces and municipalities                   13           35           32             16             7           --           --
Public corporations and private            35 498       36 026       49 500          8 500         5 500        1 500        1 500
enterprises
Households                                     10           --           --             --            --           --           --
                                          -----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                46 076       13 542          503            518           589          618          653
                                          -----------------------------------------------------------------------------------------
Machinery and equipment                    46 076       13 542          503            518           589          618          653
                                          -----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     117 706       97 041      107 307         53 172        58 185       60 762       66 684
-----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF TRANSFERS AND SUBSIDIES:
-----------------------------------------------------------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE ENTERPRISES
CURRENT                                    35 498       36 026       49 500          8 500         5 500        1 500        1 500
                                          -----------------------------------------------------------------------------------------
Meraka Institute                               --        8 262       13 000          7 000         4 000           --           --
..za Domain Name Authority                      --           --        1 500          1 500         1 500        1 500        1 500
South African Broadcasting                  5 459        1 964        6 500             --            --           --           --
Corporation: Community Radio
Stations
South African Broadcasting                 30 039       25 800       28 500             --            --           --           --
Corporation: Programme Production
                                          -----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The Emergency 112 Call Centre subprogramme saw significant expenditure in
2002/03 and a further allocation in 2003/04 to fund its development. Funds were also provided from 2003/04 to 2005/06 for a feasibility study into the establishment of the Meraka Institute, which explains the decrease in total expenditure in the following years.

Expenditure increases more steadily over the 2006 MTEF, at an average annual rate of 7,8 per cent.

                                                         Vote 26: Communications

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Except for the 112 emergency call centre, which was supposed to be fully operational by December 2005, other targets for the period under review have been met.

Applications and research

The applications and research unit has set statistical and benchmarking indicators for the communications sector. It has recently developed a corporate geographic information system to provide a spatial map of the provinces indicating related infrastructure such as schools, post offices, public internet terminals and community density.

112 emergency call centre

Through the 112 emergency call centre, the department has met certain strategic objectives, like skills development, systems testing and verifying and validating standard operating procedures. The call centre is an integral part of the provincial disaster management framework.

..za domain name

The Internet Corporation for Assigned Names and Numbers has re-delegated the responsibility for the .za domain name space to the .za Domain Name Authority.
Registering and establishing internet websites will now be easier and will increase commercial use of the internet.

Cryptography service providers registry

The department started to develop a registry of cryptography service providers.
Draft regulations were circulated for public comments, which are currently being analysed.

SELECTED MEDIUM-TERM OUTPUT TARGETS

INNOVATIVE APPLICATIONS AND RESEARCH

MEASURABLE OBJECTIVE: Build capacity for a sustainable ICT sector to improve the delivery of services by implementing and managing knowledge-based ICT projects.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                  OUTPUT                                  MEASURE/INDICATOR                    TARGET
------------------------------------------------------------------------------------------------------------------------------------

Applications and Research     Communications chapter for national     National frequency audit and the     March 2007
                              satellite and space programme           identification of radio frequency
                                                                      spectrum

                              ICT applications for e-government       Percentage of municipalities         30% of municipalities by
                                                                      adopting                             March 2008
                                                                      e-government applications
------------------------------------------------------------------------------------------------------------------------------------
Meraka Institute              Studying, researching and developing    Institute fully functional           March 2007
                              ICT that benefits citizens equitably
------------------------------------------------------------------------------------------------------------------------------------
112 Emergency Call Centre     Finalised national emergency            Approved framework                   March 2007
                              communications framework
------------------------------------------------------------------------------------------------------------------------------------
..za Domain Name Authority     Appropriate internet governance,        Approved domain name policies        March 2007
                              security and access                     Established dispute resolution       March 2007
                                                                      mechanisms
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: PRESIDENTIAL NATIONAL COMMISSION

The role of the Presidential National Commission programme is to facilitate the co-ordinated and accelerated development of an inclusive information society in
South Africa, aligned with and contributing to the global information society.

There are six subprogrammes:

                                                                             597

2006 Estimates of National Expenditure

o     Policy Planning and Foresight aims to make sure that South Africa has proactive and progressive national plans, with sectoral, provincial and local government components.

o     Policy Co-ordination and Integration makes sure that the national information society and development plan is implemented in a co-ordinated way, and that policies, legislation and programmes are well co-ordinated, integrated, complementary and aligned with development plans.

o     Policy Evaluation and Impact Assessment assesses whether policies and legislation support or hinder the development of an inclusive information society, and assesses the impact of ICT programmes and projects.

o     Special Projects co-ordinates and develops special programmes to maximise the benefits of the information society for the benefit of women, children, youth, people with disabilities and poor communities.

o     Intergovernmental Relations makes sure that all spheres of government participate in the Presidential National Commission's national information society and development plan.

o     Organisational Excellence provides responsive, timely and comprehensive strategic administrative support.

EXPENDITURE ESTIMATES

TABLE 26.8 PRESIDENTIAL NATIONAL COMMISSION

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION        MEDIUM-TERM EXPENDITURE ESTIMATE
                                          -----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

Policy Planning and Foresight               9 325        8 653        9 593         10 449         6 301        6 501        6 870
Policy Coordination and Intergration           --           --           --         10 347         3 615        3 913        4 135
Policy Evaluation and Impact                   --           --           --          4 269         3 613        3 857        4 076
Assessment
Special Projects                               --           --           --             --         1 980        4 285        4 528
Intergovernmental Relations                    --           --           --             --         1 980        1 590        1 680
Organisational Excellence                      --           --           --             --         7 500        8 000        8 454
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       9 325        8 653        9 593         25 065        24 989       28 146       29 745
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      (3 395)       (5 764)      (4 222)      (4 462)
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            8 176        8 149        9 534         24 264        24 505       27 218       28 764
                                          -----------------------------------------------------------------------------------------
Compensation of employees                   2 558        3 087        6 495         10 647        10 899       11 476       12 128
Goods and services                          5 618        5 062        3 039         13 617        13 606       15 742       16 636
of which:
Communication                                  --          255          266          1 106           277          289          305
Consultants, contractors and special           80        1 513          599          1 307         5 624        5 650        5 971
services
Travel and subsistence                        424        1 382        1 112          4 425         4 534        4 666        4 931
                                          -----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                         3            9           20             23            14           --           --
                                          -----------------------------------------------------------------------------------------
Provinces and municipalities                    3            9           20             23            14           --           --
                                          -----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                 1 146          495           39            778           470          928          981
                                          -----------------------------------------------------------------------------------------
Machinery and equipment                     1 146          495           39            778           470          928          981
                                          -----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       9 325        8 653        9 593         25 065        24 989       28 146       29 745
-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The Presidential National Commission was created in 2002/03, with initial funding of R9,3 million. Expenditure increased substantially in 2005/06 due to changes to the programme structure, which, with the introduction of two new subprogrammes.

                                                         Vote 26: Communications

Over the 2006 MTEF, expenditure is expected to grow steadily at an average annual rate of 5,9 per cent, reaching R29,7 million in 2008/09.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The Presidential National Commission has developed a document integrating ICT policy into South Africa's development plans. The document has been submitted to the relevant committee for approval, although the target for full approval was
December 2005.

To promote ICT policy co-ordination and integration, the commission has started a number of integrated programmes at national and provincial level. One such integrated programme was for the preparations for the World Summit on the
Information Society. The commission brought together stakeholders from government, business and civil society more broadly to agree on South Africa's position on various issues that were to be discussed at the summit.

National information society and development plan

Through the national working group set up in December 2004 to oversee the development of the national information society and development plan, the commission engaged stakeholders from the three spheres of government. The commission has identified the provinces that are ahead of others with the plan.

To measure progress, the PNC has established a national working committee consisting of relevant government departments and institutions working in the monitoring and evaluation area. The aim of the E-Barometer project is to establish indicators that will help with the measurement of the size, growth and impact of the information society.

Co-ordination and integration

To ensure that the building of an information society is properly co-ordinated, the commission is taking part in the Government IT Officers Council, where it is a co-ordinator of the open source software working group.

The commission has set up and is hosting a Wikipedia (an electronic encyclopaedia which allows users to add and edit content and is especially suited for constructive collaborative authoring) portal for the Nepad youth conference on the information society in June 2006.

SELECTED MEDIUM-TERM OUTPUT TARGETS

PRESIDENTIAL NATIONAL COMMISSION

MEASURABLE OBJECTIVE: Co-ordinate and assess the impact of government ICT policies and programmes on the different spheres of government, and provide strategies to bridge the digital divide and define an information society for
South Africa with clear targets and milestones.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                    OUTPUT                                      MEASURE/INDICATOR                          TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Policy Planning and Foresight   Information society and development plan     Develop clear targets and timeframes to    March 2007
                                and strategy including sectoral,             achieve the output
                                provincial and local government components
-----------------------------------------------------------------------------------------------------------------------------------
Policy Co-ordination and        Strategic framework for co-ordinated and     Strategic framework approved               March 2007
Integration                     integrated information society
-----------------------------------------------------------------------------------------------------------------------------------
Policy Evaluation and Impact    Report on impact of ICT policies and         Frequency of strategic assessment          Annually
Assessment                      initiatives                                  reviews

                                ICT-for-development indicators               E-barometer developed                      March 2007
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             599

2006 Estimates of National Expenditure

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                    OUTPUT                                           MEASURE/INDICATOR                      TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Special Projects                Co-ordinated support for government-identified   Report on the status of government     March 2007
                                ICT flagship projects                            identified ICT flagship projects
                                                                                 finalised

                                Active participation of youth, women,            National frameworks on information     March 2007
                                children, people with disabilities               society for youth, women, children,
                                in the national information society              people with disabilities developed
                                and development plan
-----------------------------------------------------------------------------------------------------------------------------------
Intergovernmental Relations     Intergovernmental relations and stakeholder      Development plan for stakeholder       March 2007
                                strategy                                         participation finalised

                                Organised provincial information society         Provincial information society and     March 2007
                                programmes                                       development forum established
-----------------------------------------------------------------------------------------------------------------------------------
Organisational Excellence       Presidential National Commission                 Open source software migration         March 2007
                                operating efficiently on an open                 strategy completed
                                source platform
-----------------------------------------------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

SOUTH AFRICAN POST OFFICE

The South African Post Office Ltd (SAPO) was established in accordance with the
Post Office Act (1958) as a government business enterprise to provide postal and related services to the South African public. SAPO was granted an exclusive mandate to conduct postal services in South Africa by the Postal Services Act
(1998). The act makes provision for the regulation of postal services and the operational functions of the company, including its universal service obligations.

For 2003/04, SAPO declared operating profits of R27 million. It declared a net profit of R1 billion for 2004/05. This achievement was the result of an integrated approach to business transformation, with a strong emphasis on operational service, customer service, financial management and human resources management. With the injection of R750 million Postbank depositors' funds by
National Treasury and the R300 million annual subsidy reintroduced in 2002, the insolvency problem on SAPO's balance sheet has been eliminated.

The government subsidy to SAPO was reintroduced, and VAT is payable on the subsidy from 2005/06. The subsidy is allocated to SAPO to fund postal outlets, especially in the rural areas, which do not generate adequate revenue in relation to their expenses. Over the medium term, SAPO maintains an average surplus of R330 million per year, which is underpinned by transfers of R300 million by 2008/09.

SAPO's future strategy will centre around consolidating the financial gains of recent years and continuing to improve service delivery. The first challenge it faces is restructuring to further improve operating and financial performance.
SAPO's second major strategic theme includes diversification to create new revenue from new markets and products. Its last major strategic theme is giving attention to other critical support services to complement its endeavors to make sure that its turnaround strategy is successful.

                                                         Vote 26: Communications

TABLE 26.9 FINANCIAL SUMMARY FOR THE SA POST OFFICE LIMITED (SAPO)

-----------------------------------------------------------------------------------------------------------------------------------
                                                      OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -----------------------------------               -----------------------------------------
                                          AUDITED      AUDITED      AUDITED      ESTIMATED
                                                                                  OUTCOME
                                        -------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                         3,366,479    3,786,193    4,223,643      4,517,057     4,833,448    5,125,999    5,485,121
                                        -------------------------------------------------------------------------------------------
Sale of goods and services other than   3,310,972    3,718,727    4,170,017      4,461,918     4,774,252    5,062,414    5,416,783
capital assets
of which:
Sales by market establishments          3,310,972    3,718,727    4,170,017      4,461,918     4,774,252    5,062,414    5,416,783
Other non-tax revenue                      55,507       67,466       53,626         55,139        59,195       63,585       68,338
                                        -------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                        488,683      357,260      204,425        150,000       140,000      160,000      180,000
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           3,855,162    4,143,453    4,428,068      4,667,057     4,973,448    5,285,999    5,665,121
-----------------------------------------------------------------------------------------------------------------------------------

EXPENSES
CURRENT EXPENSE                         3,982,124    4,215,917    3,647,354      4,545,704     4,744,961    4,963,243    5,225,246
Compensation of employees               2,741,133    2,609,149    1,780,636      2,587,268     2,707,631    2,834,013    2,993,169
Goods and services                      1,016,796    1,393,937    1,664,787      1,746,409     1,814,701    1,895,470    1,986,629
Depreciation                              172,605      155,842      145,497        152,772       160,410      168,431      176,853
Interest, dividends and rent on land       51,590       56,989       56,434         59,256        62,218       65,329       68,596
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          3,982,124    4,215,917    3,647,354      4,545,704     4,744,961    4,963,243    5,225,246
-----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                      (127,476)     (74,723)   1,068,172        121,353       228,487      229,157      312,311
-----------------------------------------------------------------------------------------------------------------------------------
Tax payment                                   514        2,259     (287,458)            --            --       93,599      127,564
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
-----------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                  933,608      885,725    1,221,676      1,113,220       802,635    1,075,704    1,136,701
Investments                                36,952       38,055       92,392         92,392        92,392       92,392       92,392
Inventory                                  84,321       90,054       89,523         95,790       102,495      109,670      117,346
Receivables and prepayments               378,729      505,018      614,356        657,361       703,376      752,613      805,295
Cash and cash equivalents                 913,645    1,532,124    2,589,552      3,189,552     4,152,086    4,583,654    5,412,276
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            2,347,255    3,050,976    4,607,499      5,148,315     5,852,984    6,614,032    7,564,011
-----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                   (1,440,297)  (1,515,020)     303,152        424,504       652,992      882,149    1,194,460
Depositors funds                        1,212,408    1,774,369    2,008,773      2,407,712     2,857,712    3,357,712    3,957,712
Post retirement benefits                  996,847    1,229,494      624,189        592,980       563,331      535,164      508,406
Trade and other payables                1,340,020    1,394,543    1,497,067      1,556,341     1,619,358    1,686,266    1,757,222
Provisions                                238,277      167,590      174,319        166,778       159,592      152,742      146,211
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES            2,347,255    3,050,976    4,607,499      5,148,315     5,852,984    6,614,032    7,564,011
-----------------------------------------------------------------------------------------------------------------------------------

Data provided by the South African Post Office Limited

TELKOM

Telkom SA Ltd is a government business enterprise established in terms of section 3 of the Post Office Act (1958). However, the promulgation of the Post
Office Amendment Act (1991) ensured the separation of telecommunications from postal services. Telkom's main objective is to provide fixed line telephone services to the South African public.

Telkom has three operating licences: public switched telecommunications;
transmission of radio frequencies; and value-added network services. In exchange for these, it has to meet rollout and service quality targets, which include:
new exchange lines; new lines for priority customers such as hospitals, schools, local authorities and village communities without an exchange; and the upgrade to digital lines.

                                                                             601

2006 Estimates of National Expenditure

Government sold part of its stake in Telkom through an initial public offering on the Johannesburg and New York stock exchanges in March 2003. Government is still the majority shareholder, owning 38,3 per cent of Telkom shares. Thintana
Communications LLC, which is a consortium of SBC Communications Inc. and Telekom
Malaysia Berhad, owns another 15,1 per cent, and minority shareholders own the remaining 46,6 per cent. In November 2004, Thintana divested its 15,1 per cent shareholding to Newshelf for R6,6 billion. The Public Investment Corporation bought 15,1 per cent of Telkom shares from Thintana, of which 5 per cent is directly held by them.

Although Telkom will continue to look inward to extract further operating efficiencies, the focus will increasingly shift outward to seeking new growth opportunities in the coming years. Growth will come from moving aggressively into new market areas, such as data, and exploiting the synergies between fixed-line and mobile. Telkom will rigorously pursue its business expansion into
Africa.

SOUTH AFRICAN BROADCASTING CORPORATION

The South African Broadcasting Corporation (SABC) was established in terms of the Broadcasting Act (1936) as a government enterprise to provide radio and television broadcasting services to South Africa. As provided for in the
Broadcasting Amendment Act (2002), from October 2004 the SABC has been incorporated into a limited liability company with two operational divisions:
public broadcasting services and commercial broadcasting services.

The SABC is South Africa's national public service broadcaster and operates 17 radio stations. Its operations are based on the broadcasting charter, which guarantees independence and freedom of expression in creative, journalistic and programming terms. The charter also requires the SABC to encourage South African expression by providing a wide range of programming in all the official languages.

The SABC's profit after tax for 2004/05 was R240 million, compared with a profit of R2 million in the previous year. The SABC has also managed to curb costs by negotiating that medical aid for retired employees be restricted from 2004/05, with the intention of phasing it out. This results in a decrease in post-retirement benefits as well as earmarked reserves.

The SABC has four main revenue sources, namely, commercial revenue (including sponsorships), licence revenue, government grants, and other income, which includes rights sales. The SABC received R50,5 million in 2005/06 for broadcasting educational programmes and a further R100 million for the broadcasting and IT upgrade. It will receive R203 million in 2006/07, R206 million in 2007/08 and R217 million in 2008/09. This, together with own revenue, allows it to maintain a small surplus over the next three years.

The SABC has set out key performance areas for the next three years. The first is growth and financial health. The second relates to its national priorities and mandates, in terms of which it intends to engage its stakeholders on matters affecting them and also to finalise the amendment of its licences as required in terms of the Broadcasting Amendment Act (2002). The third key performance area is improving market ratings and ensuring that the SABC retains its top ten rating on brand position in the Sunday Times/Markinor survey.

                                                         Vote 26: Communications

TABLE 26.10.FINANCIAL SUMMARY FOR THE SOUTH AFRICAN BROADCASTING CORPORATION
(SABC)

-----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                         MEDIUM-TERM ESTIMATE
                                        -----------------------------------               -----------------------------------------
                                          AUDITED      AUDITED      AUDITED      ESTIMATED
                                                                                  OUTCOME
                                        -------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                         2 442 589    2 703 273    3 288 694      3 660 716     3 700 882    3 930 056    4 138 092
                                        -------------------------------------------------------------------------------------------
Sale of goods and services other than   2 387 783    2 634 895    3 288 694      3 621 208     3 700 882    3 930 056    4 138 092
capital assets
of which:
Sales by market establishments          2 387 783    2 634 895    3 288 694      3 621 208     3 700 882    3 930 056    4 138 092
Other non-tax revenue                      54 806       68 378           --         39 508            --           --           --
                                        -------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                         64 285       84 717       47 400        150 455       203 482      206 156      217 866
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           2 506 874    2 787 990    3 336 094      3 811 171     3 904 364    4 136 212    4 355 958
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                         2 644 374    2 775 447    3 004 470      3 467 274     3 853 916    4 089 900    4 329 124
                                        -------------------------------------------------------------------------------------------
Compensation of employees                 655 932      773 470      839 598        704 665     1 142 488    1 222 490    1 310 022
Goods and services                      1 892 494    1 909 146    2 074 597      2 662 736     2 579 942    2 698 866    2 809 936
Depreciation                               91 008       83 842       83 801         92 889       112 085      131 848      152 509
Interest dividends and rent on land         4 940        8 989        6 474          6 984        19 401       36 695       56 657
                                        -------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    12 323       10 882       13 863         16 882        17 805       17 809       17 844
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          2 656 697    2 786 329    3 018 333      3 484 156     3 871 721    4 107 709    4 346 968
-----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                      (149 823)       1 661      317 761        327 015        32 643       28 503        8 990
-----------------------------------------------------------------------------------------------------------------------------------
Tax payment                                    --           --       77 477         97 603            --           --           --
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
-----------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                  439 965      467 675      493 335        724 185      1 087 380   1 314 855    1 537 995
Investments                               273 111      236 499      359 242        670 748         18 565      18 565       18 565
Inventory                                 349 374      398 635      356 775        450 854        704 917     682 695      715 737
Receivables and Prepayments               477 964      503 516      792 516        403 698        631 103     669 237      709 283
Cash and cash equivalents                  25 640       80 298       29 969         22 246         22 104      22 104       22 104
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            1 566 054    1 686 623    2 031 837      2 271 731      2 464 069   2 707 456    3 003 684
-----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                      795 194      800 884    1 041 886      1 273 374        971 353   1 024 339    1 054 709
Borrowings                                 62 289       57 221       72 163         72 763         37 971      37 971       37 971
Post retirement benefits                  216 509      223 129      162 691        156 160        304 183     337 643      374 784
Trade and other payables                  440 893      543 759      628 612        610 878      1 000 203   1 160 210    1 403 325
Provisions                                 51 169       61 630      126 485        158 556        150 359     147 293      132 895
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES            1 566 054    1 686 623    2 031 837      2 271 731      2 464 069   2 707 456    3 003 684
-----------------------------------------------------------------------------------------------------------------------------------

Data provided by the South African Broadcasting Corporation

SENTECH

Sentech Ltd was established in terms of the Sentech Act (1996) as a common carrier to provide broadcasting signal distribution for broadcasting licensees.
In 2002, Sentech was licensed through the Telecommunications Amendment Act
(2001) to provide international carrier-to-carrier voice services as well as multimedia services.

In the 2006 MTEF, Sentech will replace a significant portion of the aging analogue television broadcasting infrastructure with digital technology, improving the quality as well as the coverage

                                                                             603

2006 Estimates of National Expenditure

of television in South Africa. Sentech intends to expand the coverage of the broadband network to allow access to broadband services to the greater part of the South African population.

Sentech has started to move towards positive returns after an initial, capital-intensive, network-building programme. In the years to come, it expects to manage the economies of scale and increase the company's revenue, thus providing the resources to increasingly serve as a delivery partner to the state.

Sentech has sourced funding from its own resources and the debt market.
Shareholder funds are expected to be injected in the coming financial years for replacing broadcast infrastructure, increased broadband wireless coverage, and other infrastructure projects, such as the East Africa submarine system, which connects South Africa and East African states to the global optical fibre network. Digitisation of the broadcasting network will see a reduction in maintenance costs and an increase in returns. Internet capacity costs will increase over time to cater for greater demand. Sentech will receive funding from the department of R95 million in 2006/07, R60 million in 2007/08 and R50 million in 2008/09.

A key priority over the 2006 MTEF is the implementation of the East Africa submarine system. This Nepad project will have significant advantages for Africa as well as for South Africa, where the additional international connectivity can be made available on an open access basis, at reasonable rates. Sentech intends to increase the coverage area of its broadband communications network as well as to digitise the broadcast infrastructure. Sentech will improve its capacity as the state's delivery partner, bringing business opportunities to SMMEs and ensuring that these enterprises are able to develop and flourish in the second economy.

TABLE 26.11 FINANCIAL SUMMARY FOR SENTECH

-----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                         MEDIUM-TERM ESTIMATE
                                        -----------------------------------               -----------------------------------------
                                          AUDITED      AUDITED      AUDITED      ESTIMATED
                                                                                  OUTCOME
                                        -------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                           473 111      551 505      620 474        677 387       953 419    1 058 596    1 179 173
                                        -------------------------------------------------------------------------------------------
Sale of goods and services other than     462 362      550 329      618 537        673 761       950 419    1 055 596    1 176 173
capital assets
Of which:
Sales by market establishments            462 362      550 329      618 537        673 761       950 419    1 055 596    1 176 173
Other non-tax revenue                      10 749        1 176        1 937          3 626         3 000        3 000        3 000
                                        -------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                            --            --           --             --            --           --           --
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                             473 111      551 505      620 474        677 387       953 419    1 058 596    1 179 173
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                           482 477      617 301      685 922        735 459       923 023      982 012    1 039 505
                                        -------------------------------------------------------------------------------------------
Compensation of employees                 122 243      168 298      189 403        202 753       241 283      255 760      271 106
Goods and services                        279 765      365 832      412 719        450 189       593 233      637 121      683 469
Depreciation                               57 239       66 894       62 110         61 629        69 893       72 689       75 597
Interest, dividends and rent on land       23 230       16 277       21 690         20 888        18 615       16 442        9 334
TRANSFERS AND SUBSIDIES                     4 413        7 554       11 310         15 563        26 299       27 351       28 445
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                            486 890      624 855      697 232        751 022       949 322    1 009 363    1 067 950
-----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                       (13 779)     (73 350)     (76 758)       (73 635)        4 097       49 233      111 223
-----------------------------------------------------------------------------------------------------------------------------------
Tax payment                                (9 020)     (24 460)     (20 262)       (21 354)        1 188       14 278       32 255
-----------------------------------------------------------------------------------------------------------------------------------

                                                         Vote 26: Communications

TABLE 26.11 FINANCIAL SUMMARY FOR SENTECH (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -----------------------------------                 ---------------------------------------
                                          AUDITED      AUDITED      AUDITED      ESTIMATED
                                                                                  OUTCOME
                                        -------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
-----------------------------------------------------------------------------------------------------------------------------------

Carrying value of assets                  608 679      684 306      633 989        639 808       819 918    1 097 232    1 321 638
Investments                                    --        4 319       24 581         47 435        46 247       31 969         (285)
Inventory                                  19 965       39 756       36 171         39 800        57 025       63 276       70 570
Receivables and prepayments                20 551       80 049       89 422         73 979       114 049      126 547      141 133
Cash and cash equivalents                  39 744       27 702      125 052        (68 386)       12 644       23 288       25 541
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                              688 939      836 132      909 215        732 636     1 049 883    1 342 312    1 558 597
-----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                      434 353      404 844      360 143        312 862       615 771      915 727    1 134 694
Borrowings                                 78 982      214 357      212 133        204 550       178 091      157 842      141 273
Post retirement benefits                   34 479       46 745       52 121         68 246        69 746       71 246       72 746
Trade and other payables                  129 843      155 156      268 096        130 278       169 275      179 998      191 883
Provisions                                 11 282       15 030       16 722         16 700        17 000       17 500       18 000
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES              688 939      836 132      909 215        732 636     1 049 883    1 342 313    1 558 596
-----------------------------------------------------------------------------------------------------------------------------------

Data provided by Sentech

INDEPENDENT COMMUNICATIONS AUTHORITY OF SOUTH AFRICA

The Independent Communications Authority of South Africa Act (2000) provided for the merger of the South African Telecommunications Regulatory Authority and the
Independent Broadcasting Authority to form the Independent Communications
Authority of South Africa (ICASA). ICASA is responsible for regulating the telecommunications and broadcasting industries in the public interest, to ensure affordable services of a high quality for all South Africans. In addition to developing regulations and policies, ICASA issues licences to telecommunications and broadcasting service providers, enforces compliance with rules and regulations, protects consumers from unfair business practices and poor quality services, hears and decides on disputes and complaints brought against licensees, and controls and manages the frequency spectrum.

ICASA collects licence fees from all telecommunications and broadcasting operators. This revenue is deposited into the National Revenue Fund. ICASA is then funded through transfers from the department. ICASA's baseline allocation over the 2006 MTEF grows by an average of 9,3 per cent per year from 2005/06.
ICASA's baseline in 2004/05 was increased by R45 million to settle a tax liability with the South African Revenue Services. Additional funding of R40 million in 2006/07, R45 million in 2007/08 and R55 million in 2008/09 will be provided.

After five years, ICASA is at a crossroads. Changes in the legislative environment, with new roles and responsibilities and imperatives for more affordable communications services, put ICASA under pressure to transform. ICASA has launched a comprehensive transformation strategy, which centres around:
in-depth understanding and effective regulation of the communications sector;
satisfying customers' needs by putting into effect appropriate regulations; and
providing transparent and responsive processes that address the needs of the sector it serves.

NATIONAL ELECTRONIC MEDIA INSTITUTE OF SOUTH AFRICA

The National Electronic Media Institute of South Africa (NEMISA) was established as a non-profit organisation in terms of the Companies Act (1973). It provides much needed skills training at an advanced level for the broadcasting industry.
It is accredited by the Council for Higher Education and offers diploma courses, short courses and internships in three subjects: TV production, radio production and creative multimedia. The emphasis is on equipping students to be market-ready in a

                                                                             605

2006 Estimates of National Expenditure

wide range of broadcasting disciplines and to have the ability to work effectively in constantly changing conditions.

Government funds NEMISA, with transfers amounting to R19,2 million in 2006/07,
R22,6 million in 2007/08 and R25,3 million in 2008/09. The organisation is currently exploring other revenue-generating opportunities to complement government funding and to ensure that the organisation becomes financially self-sufficient in the future. The entity will focus on the following six key strategic areas: course design; networking and collaboration; management of the organisation; marketing and public relations; student affairs; and special programmes.

NEMISA is continuing with its focus on providing electronic media skills and training to students from historically disadvantaged backgrounds. This endeavour will contribute greatly to alleviating a critical skills shortage in South
Africa, and will go a long way towards ensuring representivity in the workplace.
It has been noted that in the past there has been a lack of focused training in the broadcasting arena.

UNIVERSAL SERVICE AGENCY

The Universal Service Agency (USA) was established in terms of section 58 of the
Telecommunications Act (1996). The main role of the agency is to promote universal service and access to communications technologies and services for all
South Africans. It also facilitates and offers guidance in evaluating, monitoring and implementing schemes which propose to improve universal access and service. In addition, it is involved in setting up telecentres, which provide ICT services, especially in rural areas, on a cost recovery basis.

The agency is mandated by the Telecommunications Act (1996) to manage the
Universal Service Fund. The fund, with monies appropriated by Parliament, is used for infrastructure for the universal service area licensees, as well as providing infrastructure for telecentres and school cyberlabs (computer laboratories with ICT equipment which enable access to the internet and provide multimedia services).

The agency is funded by government, and will receive transfers of R20,1 million in 2006/07, R21,1 million in 2007/08 and R22,3 million in 2008/09. The allocations increase at an annual average rate of 9,9 per cent over the 2006
MTEF to make provision for the agency's expanded mandate of the agency.

The organisation intends to establish community digital hubs. The purpose of these is to build capacity in underserviced areas for: optimal use of ICTs;
empowerment of communities to use ICTs; business development; and access to government on line. The agency will start piloting the community digital hubs in three sites still to be identified. It will further expand its programme of making electronic communication facilities and equipment available to underserviced communities and schools. 86 community-based telecentres and 40 cyberlabs will be set up in schools. These would be connected to the government internet portal, Gateway, and 200 sites will get virtual private network connectivity.

                                                         Vote 26: Communications

ANNEXURE

VOTE 29: COMMUNICATIONS

Table 26.A: Summary of expenditure trends and estimates per programme and economic classification

Table 26.B: Summary of personnel numbers and compensation of employees

Table 26.C: Summary of expenditure on training

Table 26.D: Summary of official development assistance expenditure

Table 26.E: Summary of expenditure on infrastructure

                                                                             607

2006 Estimates of National Expenditure

TABLE 26.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                   APPROPRIATION           AUDITED                  APPROPRIATION                 REVISED
                                         MAIN         ADJUSTED      OUTCOME         MAIN      ADDITIONAL      ADJUSTED    ESTIMATE
                                        -------------------------------------------------------------------------------------------
R thousand                                    2004/05               2004/05                     2005/06                    2005/06
-----------------------------------------------------------------------------------------------------------------------------------

1.  Administration                         46 460       61 908       60 951         83 598        17 978      101 576       98 475
2.  Strategic Policy                       40 431       40 443       21 923         33 343        13 361       46 704       57 947
    Coordination and
    Integration
3.  Policy Unit                            52 989       46 260       58 872         56 489        20 246       76 735       72 807
4.  Finance and Shareholder               605 825    1 406 774    1 405 287        727 376        16 200      743 576      740 227
    Management
5.  Innovative Applications               121 207      130 238      107 307         88 237       (35 065)      53 172       53 172
    and Research
6.  Presidential National                   8 288        8 288        9 593         28 460        (3 395)      25 065       20 062
    Commission
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     875 200    1 693 911    1 663 933      1 017 503        29 325    1 046 828    1 042 690
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          202 462      247 254      229 927        247 141        46 605      293 746      290 248
                                        -------------------------------------------------------------------------------------------
Compensation of employees                  70 538       70 783       68 849         79 111        12 591       91 702       89 039
Goods and services                        131 924      176 471      161 065        168 030        34 014      202 044      201 209
Financial transactions in                      --           --           13             --            --           --           --
assets and liabilities
                                        -------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                   647 225    1 440 144    1 430 841        763 882       (17 500)     746 382      746 382
                                        -------------------------------------------------------------------------------------------
Provinces and municipalities                  201          273          258            204            --          204          204
Departmental agencies and                 185 411      229 672      246 845        212 352        (1 000)     211 352      211 352
accounts
Universities and technikons                    --           --          200             --            --           --           --
Public corporations and private           444 735    1 193 321    1 183 245        551 326       (16 500)     534 826      534 826
enterprises
Non-profit institutions                    16 878       16 878          200             --            --           --           --
Households                                     --           --           93             --            --           --           --
                                        -------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                25 513        6 513        3 165          6 480           220        6 700        6 060
                                        -------------------------------------------------------------------------------------------
Machinery and equipment                    25 513        6 513        3 125          6 480           220        6 700        6 060
Software and intangible assets                 --           --           40             --            --           --           --
                                        -------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     875 200    1 693 911    1 663 933      1 017 503        29 325    1 046 828    1 042 690
-----------------------------------------------------------------------------------------------------------------------------------

TABLE 26.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                 AUDITED OUTCOME             APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATES
                                        -------------------------------------------------------------------------------------------
                                          2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT
EMPLOYEES
Compensation (R thousand)                  54 592       57 265       68 849         91 702        99 597      104 910      111 573
Unit cost (R thousand)                        249          196          243            259           265          242          209
Compensation as % of total                  100.0%       100.0%       100.0%         100.0%        100.0%       100.0%       100.0%
Personnel numbers                             219          292          283            354           376          433          534
(head count)
Personnel numbers                              30           30           23              1            --           --           --
(head count)
Number of interns                              44           61           57             --            --           --           --
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)                  54 592       57 265       68 849         91 702        99 597      104 910      111 573
UNIT COST (R THOUSAND)                        186          150          190            258           265          242          209
PERSONNEL NUMBERS                             293          383          363            355           376          433          534
(HEAD COUNT)
-----------------------------------------------------------------------------------------------------------------------------------

                                                         Vote 26: Communications

TABLE 26.C SUMMARY OF EXPENDITURE ON TRAINING

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATES
                                        -------------------------------------------------------------------------------------------
                                          2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)                    2 715        2 473        3 506          3 327         3 093        3 400        3 603
Number of employees trained                   141           57          130            185            --           --           --
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)                      579          495          489            445           218           66           72
Number of employees                            35           20           45              7            --           --           --
(head count)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       3 294        2 968        3 995          3 772         3 311        3 466        3 675
NUMBER OF EMPLOYEES                           176           77          175            192            --           --           --
-----------------------------------------------------------------------------------------------------------------------------------

TABLE 26.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

-----------------------------------------------------------------------------------------------------------------------------------
DONOR           PROJECT          CASH/                                            ADJUSTED
                                 KIND             AUDITED OUTCOME            APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                        -------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

LOCAL
Sentech         ISSA student                2 240           --           --             --            --           --           --
                project
SA Post Office  ISSA student                3 560           --           --             --            --           --           --
                project
ISETT-SETA      Law internship                 --          500           --             --            --           --           --
                programme

Vodacom         ISSA student                   --        2 500        3 500             --            --           --           --
                project
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       5 800        3 000        3 500             --            --           --           --
-----------------------------------------------------------------------------------------------------------------------------------

TABLE 26.E SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

-----------------------------------------------------------------------------------------------------------------------------------
DESCRIPTION             SERVICE DELIVERY OUTPUTS                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION        MEDIUM-TERM EXPENDITURE ESTIMATE
                                        -------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------

OTHER LARGE INFRASTRUCTURE PROJECTS
(OVER R20 MILLION)
SABC digital infrastructure                    --           --           --        100 000       150 000      150 000           --
Emergency Call Centre                      36 710           --           --             --            --           --           --
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      36 710           --           --        100 000       150 000      150 000           --
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             609

2006 Estimates of National Expenditure

                                                                         VOTE 27

ENVIRONMENTAL AFFAIRS AND TOURISM

----------------------------------------------------------------------------------
                                      2006/07            2007/08        2008/09
        R THOUSAND               TO BE APPROPRIATED
----------------------------------------------------------------------------------

MTEF ALLOCATIONS                    2 018 053          2 412 771      2 632 277
   OF WHICH:
   Current payments                   615 129            662 931        699 312
   Transfers and subsidies          1 388 862          1 726 164      1 899 152
   Payments for capital assets         14 062             23 676         33 813
----------------------------------------------------------------------------------
STATUTORY AMOUNTS                        --                 --             --
----------------------------------------------------------------------------------
Executive authority          Minister of Environmental Affairs and Tourism
Accounting officer           Director-General of Environmental Affairs and Tourism
----------------------------------------------------------------------------------

AIM

The aim of the Department of Environmental Affairs and Tourism is to lead sustainable development of South Africa's environment and tourism for a better life for all.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide strategic leadership, corporate services, co-operative governance and information.

PROGRAMME 2: ENVIRONMENTAL QUALITY AND PROTECTION

Protect and improve the quality and safety of the environment to give effect to the right of all South Africans to an environment that is not harmful to health and well-being.

PROGRAMME 3: MARINE AND COASTAL MANAGEMENT

Promote the development and management of South Africa's marine and coastal environments in a way that ensures sustainability of the marine resources while maximising economic opportunities, job creation and poverty alleviation.

PROGRAMME 4: TOURISM

Create conditions for sustainable tourism growth and development for the benefit of all South Africans.

PROGRAMME 5: BIODIVERSITY AND CONSERVATION

Promote the conservation and sustainable use of natural resources to improve economic growth and poverty alleviation.

PROGRAMME 6: SOCIAL RESPONSIBILITY AND PROJECTS

Promote job creation through the expanded public works programme by implementing projects in areas such as sustainable land-based livelihoods, coast care, people and parks, growing the tourism economy and keeping South Africa clean.

                                                                             611

2006 Estimates of National Expenditure

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The overarching vision of the Department of Environmental Affairs and Tourism is
a prosperous and equitable society living in harmony with its natural resources.
The department manages policies governing the following components of South
Africa's socioeconomic development: tourism, the fishing industry, and conservation and environmental management. The department ensures that the potential for economic growth in these sectors is maximised, that trade-offs between the environment and development are managed, and that, wherever possible, developments in tourism, fishing and environmental management complement each other and stimulate economic growth.

Tourism

Tourism is already a key growth sector for South Africa, with potential for even greater growth in both the international and domestic markets. The accelerated and shared growth initiative for South Africa has identified tourism as an immediate priority sector for contributing to achieve the 4,5 to 6 per cent growth target by 2009 and 2014 respectively. The department's objective is to develop the sector by stimulating domestic and international demand, and removing obstacles to growth. As a labour-intensive industry, tourism creates jobs, attracts foreign investment and contributes to the GDP. The department aims to expand its support for tourism while promoting job creation, broad-based black economic empowerment (BEE) and transformation.

South Africa is one of the few countries where tourism has grown significantly over the last few years. This is largely due to intensive marketing by South
African Tourism, which is implementing government's international tourism growth and marketing strategy. The strategy is based on detailed market research, and focuses marketing efforts on priority markets and market segments that will generate maximum tourism revenue for South Africa.

Tourism forms an integral part of the spatial development initiative and transfrontier conservation area programmes. These strategic initiatives aim to unlock the inherent and under-used economic development potential of certain places across South Africa and Southern Africa. These initiatives are development instruments with the potential to expand the tourism product portfolio and maximise the establishment of small, medium and micro enterprises
(SMMEs) and income opportunities for rural communities.

Raising awareness about the opportunities for domestic travel continues to be a priority for the department, and is facilitated through initiatives such as the
Sho't Left campaign, Tourism Month celebrations and the Welcome campaign.

Transformation of ownership patterns in the tourism industry will remain a key challenge, as will increasing international and domestic tourism. The tourism
BEE charter and scorecard have been completed and the focus is now on implementation. Their purpose is to empower black South Africans and make the tourism sector more broadly accessible, relevant and beneficial. It is envisaged that the newly established BEE Charter Council will drive the implementation of the charter and scorecard.

The awarding of the 2010 Soccer World Cup to South Africa presents opportunities for growth in the tourism sector, and also presents challenges in relation to the successful hosting and maximising the benefits of the event. To ensure that
South Africa is equipped to host the event, the department developed a 2010 tourism plan in consultation with other departments to address tourism demand and supply issues. The focus will now be on its implementation in the next few years.

Aiming to meet the objectives of the accelerated and shared growth imitative and successfully host the 2010 Soccer World Cup, the department will undertake interventions to develop skills in the tourism sector and implement the international and domestic tourism growth strategies and the

                                      Vote 27: Environmental Affairs and Tourism

tourism BEE charter and scorecard. The focus will also be on improving the competitiveness of the South African tourism sector.

Fisheries, oceans and coasts

The sustainable use of marine resources on the one hand and the demand for fish products from local and foreign consumers on the other, pose a growing challenge. The Marine Living Resources Act (1998) sets out the broad objectives of fisheries management and access rights. It also sets empowerment and broad transformation objectives for the fishing industry.

Most South African coastal communities are dependent on fishing for their livelihoods. Through the work of the department, there has been significant transformation in the allocation of subsistence and commercial fishing rights.

The department has also reduced the levels of commercial crime related to the poaching of fishing stocks, strengthening the enforcement capacity by acquiring four marine protection vessels, which have already undertaken several successful missions. Through joint patrols with authorities in neighbouring coastal countries, the department has also contributed to improved relations and regional economic development.

The department has increased the number of species that can be harvested, thus increasing the potential economic benefits from the resources. The department is giving its attention to the sustainability of the livelihoods of coastal communities without fishing rights as well as the broader sustainability of marine living resources.

The National Environmental Management Act: Coastal Zone Management Bill will be tabled in Parliament in 2006 to provide for the management, use and protection of South Africa's coastal zone.

The environment

The department's objectives for the environment are to ensure that natural resources are managed sustainably and to protect the environmental rights of all
South Africans, particularly the previously disadvantaged. The environmental impact assessment process is one of the tools applied to achieve these objectives.

Many of the more obvious impacts of pollution on health, safety and the environment have been identified in policy, and are continuously being addressed through legislation and other means. During 2005, the department and its partners hosted the national climate change conference, and entered into an agreement with Business Unity South Africa to encourage its members to voluntarily monitor their emissions. Other agreements were entered into with the plastic and glass industry aimed at recycling waste streams. The department will continuously seek ways to promote voluntary compliance without compromising the law.

During 2006, the National Environmental Management: Waste Management Bill,
which is aimed at minimising the health impact on communities and improved waste management systems countrywide, will be completed and tabled for discussion.
Furthermore, the department, in conjunction with the provinces, will continue implementing a national environmental awareness campaign to educate South
Africans and involve them in managing the environment.

South Africa is the third most biodiverse country in the world. The National
Environmental Management: Protected Areas Act (2003) and the National
Environmental Management: Biodiversity Act (2004) both ensure the regulated management and use of South Africa's biodiversity. One of the department's main objectives is to develop transfrontier conservation areas as a mechanism for both conservation and economic development in Southern Africa. Government is continuously increasing the land under conservation and protection, including marine protected areas.

                                                                             613

2006 Estimates of National Expenditure

The World Summit on Sustainable Development, which South Africa successfully hosted in 2002, showcased South Africa's and Africa's ability to take up the challenge of integrating social development with economic prosperity and environmental protection. Global partnerships were formed to address poverty, and South Africa will play an important role in supporting the implementation of the summit agreements over the next decade. The department is also working closely with other relevant stakeholders to finalise the national strategy for sustainable development.

This year will see several highlights. 2006 marks the International Year of
Deserts and the department will be focusing on desertification, its relationship with climate change and the impact on livelihoods. The main objective is to come up with interventions aimed at addressing the plight of South Africans that live in deserts. Then in September 2006, South Africa will host the Global
Environmental Facility (GEF) summit to discuss its programme for the next four years. This presents an opportunity to put Nepad and Africa's challenges on the
GEF agenda.

Social responsibility, policy and projects

Through the expanded public works programme, the department funds projects that cover the full spectrum of the department's activities. Many of these projects have catalysed further development, especially in rural areas. One of the objectives of the expanded public works programme is to train participants employed on the projects to increase their potential to find other employment when the projects end.

EXPENDITURE ESTIMATES

TABLE 27.1 ENVIRONMENTAL AFFAIRS AND TOURISM

----------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                           ADJUSTED    REVISED
                                       AUDITED OUTCOME         APPROPRIATION   ESTIMATE     MEDIUM-TERM EXPENDITURE ESTIMATE
                             -----------------------------------------------------------------------------------------------
R thousand                     2002/03     2003/04     2004/05         2005/06             2006/07    2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------

1.     Administration          358 446     131 787     139 344       184 797     184 797     185 309     202 850     213 895
2.     Environmental           102 201     113 964     141 629       194 892     194 892     216 599     227 474     238 793
       Quality and
       Protection
3.     Marine and              261 342     349 661     354 378       272 001     256 001     260 723     263 430     276 538
       Coastal
       Management
4.     Tourism                 237 673     324 087     384 759       418 097     418 097     559 254     627 318     696 145
5.     Biodiversity            183 668     212 552     249 268       297 052     297 052     348 508     553 746     637 433
       and Conservation
6.     Social                  240 969     323 593     391 122       416 000     416 000     447 660     537 953     569 473
       Responsibility
       and Projects
----------------------------------------------------------------------------------------------------------------------------
TOTAL                        1 384 299   1 455 644   1 660 500     1 782 839   1 766 839   2 018 053   2 412 771   2 632 277
----------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                        59 728      43 728     145 153     361 348     476 231
----------------------------------------------------------------------------------------------------------------------------

                                      Vote 27: Environmental Affairs and Tourism

TABLE 27.1 ENVIRONMENTAL AFFAIRS AND TOURISM (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------
                                                                    ADJUSTED     REVISED
                                      AUDITED OUTCOME          APPROPRIATION    ESTIMATE    MEDIUM-TERM EXPENDITURE ESTIMATE
                             -----------------------------------------------------------------------------------------------
R thousand                     2002/03     2003/04     2004/05           2005/06            2006/07     2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION

CURRENT PAYMENTS               275 353     365 333     372 768      525 520     525 520     615 129     662 931     699 312
Compensation of                127 304     139 390     163 795      225 714     225 714     273 090     297 789     313 809
employees
Goods and services             148 049     225 560     208 746      299 806     299 806     342 039     365 142     385 503
of which:
Communication                    4 413       7 142       5 083        7 253       7 253      11 782      12 610      14 588
Computer Services                2 402       3 886      10 742       15 330      15 330      10 852      11 220      11 513
Consultants, contractors        90 457     142 918      97 867      151 095     151 095     196 757     209 383     223 499
and special services
Inventory                        3 914       6 335       9 029       12 883      12 883      14 824      16 258      17 239
Maintenance repair and             947       1 532       3 301        4 711       4 711       6 247       9 610       7 793
running cost
Operating leases                19 344      22 282      27 181       30 255      30 255      33 591      35 337      37 966
Travel and subsistence          15 569      25 201      26 137       37 380      37 380      33 194      34 887      36 235
Other                            8 254      13 364      26 362       37 614      37 614      30 943      31 660      32 230
Financial transactions in           --         383         227           --          --          --          --          --
assets and liabilities
                             ------------------------------------------------------------------------------------------------
TRANSFERS AND                1 098 751   1 079 663   1 219 207    1 201 240   1 201 240   1 388 862   1 726 164   1 899 152
SUBSIDIES
                             ------------------------------------------------------------------------------------------------
Provinces and                      356         558         464          578         578         304          --          --
municipalities
Departmental agencies          872 395     773 502     836 079      806 558     806 558     993 676   1 222 480   1 366 732
and accounts
Non-profit institutions              -           -      12 000       12 000      12 000          --      20 000      20 000
Households                     226 000     305 603     370 664      382 104     382 104     394 882     483 684     512 420
                             ------------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL            10 195      10 648      68 525       56 079      40 079      14 062      23 676      33 813
ASSETS
                             ------------------------------------------------------------------------------------------------
Buildings and other              5 424       4 082      64 364       51 786      35 786         --      20 000      30 000
fixed structures
Machinery and                    4 771       6 566       4 161        4 293       4 293      13 772       3 371       3 497
equipment
Software and other                  --          --          --           --          --         290         305         316
intangible assets
                             ------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
TOTAL                        1 384 299   1 455 644   1 660 500    1 782 839   1 766 839   2 018 053   2 412 771   2 632 277
-----------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The department is expected to keep the steady growth in expenditure over the seven-year period. Expenditure increased from R1,4 billion in 2002/03 to R1,8 billion in 2005/06, at an average annual rate of 8,8 per cent. Expenditure is expected to increase further to R2,6 billion in 2008/09, at a rate of 14,2 per cent over the 2006 medium term.

Transfers and subsidies to departmental agencies and accounts as well as to households are a significant part of the department's budget, comprising on average 72 per cent of total expenditure. These transfers go to the six public entities reporting to the minister.

Expenditure on the Tourism programme grows from R237,7 million in 2002/03 to
R696,1 million in 2008/09, at a rate of 19,6 per cent. This is mainly due to an increase in the contribution for international tourism marketing which increased from R150 million in 2002/03 to R298 million in 2008/09 and the tourism enterprise programme, which increases from R10 million in 2004/05 to R65,6 million in 2008/09.

Expenditure on the Biodiversity and Conservation programme increases from R183,7 million in 2002/03 to R637,4 million in 2008/09, at a rate of 23,1 per cent.
This is mainly due to an increased allocation of R244,9 million and R289,2 million for infrastructure in South African National Parks for 2007/08 and
2008/09 respectively.

                                                                             615

2006 Estimates of National Expenditure

Additional allocations to the department's baseline for the 2006 Budget are R109 million, R322 million and R434 million for 2006/07, 2007/08 and 2008/09 respectively. The R109 million for 2006/07 will be used for infrastructure investment (R50 million), research and development (R6 million), international tourism marketing (R8 million), implementing the tourism BEE charter (R6 million) and R39 million for the SA Tourism VAT adjustment.

Already existing infrastructure allocations, which are capital transfers for
2006/07, include allocations for combating coastal erosion at Langebaan, establishing and developing parks, maintaining roads in national parks, and upgrading tourism facilities in national parks and botanical gardens.

DEPARTMENTAL RECEIPTS

Departmental receipts are forecast to be R956 000 in 2006/07 and to rise to just over R1 million in 2007/08. Receipts come from unused poverty relief funds from previous years and revenue from environmental impact assessments. Environmental impact assessments are expected to generate R400 000 in 2006/07.

TABLE 27.2 DEPARTMENTAL RECEIPTS

----------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                 AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM RECEIPTS ESTIMATE
                                      --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                        2 058       1 937       4 208            895        956     1 034       1 087
                                      --------------------------------------------------------------------------------------
Sales of goods and services                     --         192         209            895        956     1 034       1 087
produced by department
Interest, dividends and rent on land           144          95          55             --         --        --          --

Sales of capital assets                         23          --           8             --         --        --          --

Financial transactions in assets             1 891       1 650       3 936             --         --        --          --
and liabilities
                                      --------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
TOTAL                                        2 058       1 937       4 208            895        956     1 034       1 087
----------------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 27.3 ADMINISTRATION

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                   AUDITED OUTCOME          APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

Minister(1)                                    887         907         734            837        887       934         981
Deputy Minister(2)                             728         736         721            680        721       759         797
Director-General                             2 679       3 899       2 673          1 910      1 994     2 094       2 178
Chief Operations Officer                        --         638       3 631          1 274      1 334     1 400       1 456
Ministry                                    14 709      12 324      16 075         18 826     15 571    16 344      16 982
Corporate Affairs                               --          --          --          1 300      1 334     1 400       1 467
Planning and Co-ordination                   9 028      34 052      15 603         19 865     26 324    34 172      36 871
Communications                             266 525       7 876      16 831         28 510     17 659    18 541      19 283
Internal Audit                                 483       1 527       2 126          1 993      1 527     1 604       1 668
Office of the Chief Financial               10 052      11 177      10 957         12 022     12 662    13 295      13 827
Officer
International Co-operation and                  --          --          --          1 371      1 436     1 508       1 568
Resources
----------------------------------------------------------------------------------------------------------------------------

                                      Vote 27: Environmental Affairs and Tourism

TABLE 27.3 ADMINISTRATION (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

Environmental Sustainable                    8 125       8 929       9 640         13 350     14 289    15 003      15 603
Development Co-operation
International Marine and                        --          --          --          4 096      4 275     4 489       4 669
Biodiversity Cooperation
Facilities Management                       11 622      13 159      17 221         32 375     32 106    33 711      35 059
Property Management                         21 213      23 759      27 356         29 532     32 325    35 329      38 011
Human Resources and                         10 853      11 179      13 807         14 023     16 966    17 925      18 820
Transformation
Legal Services                               1 542       1 625       1 969          2 833      2 949     3 097       3 223
Strategic Performance Management                --          --          --             --        950     1 245       1 432
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      358 446     131 787     139 344        184 797    185 309   202 850     213 895
----------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     41 782     34 296    35 088      37 577
----------------------------------------------------------------------------------------------------------------------------
1 Payable as from 1 April 2005. Salary: R669 462. Car allowance: R167 365.

2 Payable as from 1 April 2005. Salary: R544 123. Car allowance: R136 030.

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           102 060     126 965     135 788        181 737    183 233   200 908     211 856
                                      --------------------------------------------------------------------------------------
Compensation of employees                   38 933      44 045      48 815         70 781     82 754    94 239      99 918
Goods and services                          63 127      82 602      86 746        110 956    100 479   106 669     111 938
of which:
Communication                                1 458       2 047       1 664          1 897      6 344     6 843       8 504
Computer Services                              794       1 114       3 517          4 011      8 363     8 554       8 743
Consultants, contractors and                29 892      41 966      32 043         50 239     21 717    22 468      23 347
special services
Inventory                                    1 294       1 816       2 956          3 371      3 386     3 605       4 149
Maintenance repair and running cost            313         439       1 081          1 233      3 042     5 070       3 036
Operating leases                            18 755      21 267      25 251         27 232     30 568    32 221      34 734
Travel and subsistence                       5 145       7 223       8 558          9 845     10 029    10 751      11 049
Municipal Services                           2 749       2 900       3 044          3 285      3 849     4 177       4 440
Financial transactions in assets                --         318         227             --         --        --          --
and liabilities
                                      --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    248 228         672         857            660        580       525         550
                                      --------------------------------------------------------------------------------------
Provinces and municipalities                   128         172         148            160         80        --          --
Departmental agencies and                  248 100         500         500            500        500       525         550
accounts
Households                                      --          --         209             --         --        --          --
                                      --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                  8 158       4 150       2 699          2 400      1 496     1 417       1 489
                                      --------------------------------------------------------------------------------------
Buildings and other fixed                    5 424          --          --             --         --        --          --
structures
Machinery and equipment                      2 734       4 150       2 699          2 400      1 296     1 207       1 271
Software and other intangible                   --          --          --             --        200       210         218
assets
                                      --------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      358 446     131 787     139 344        184 797    185 309   202 850     213 895
----------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES

CURRENT                                    248 100         500         500            500        500       525         550
                                      --------------------------------------------------------------------------------------
Council for Scientific and                     500         500         500            500        500       525         550
Industrial Research
Johannesburg World Summit                  247 600          --          --             --         --        --          --
Company
----------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure on the Administration programme reached its peak in 2002/03 due to the large transfer (R247,6 million) made to the Johannesburg World Summit
Company for hosting the World Summit on Sustainable Development.

                                                                             617

2006 Estimates of National Expenditure

Over the MTEF, expenditure is expected to increase from R184,8 million in
2005/06 to R213,9 million in 2008/09, an average annual increase of 5 per cent.
The increase is mainly due to the devolution of funds from the Department of
Public Works and the establishment of a branch of the same name under the
International Co-operation and Resources subprogramme. This branch was created to engage internationally in environmental, sustainable development, marine and biodiversity agreements, and to co-ordinate the national implementation of these agreements.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The department received the following amounts: R32,3 million in 2006/07, R35,3 million in
2007/08 and R38 million in 2008/09. Expenditure for this purpose is also adjusted for 2002/03 to 2005/06.

PROGRAMME 2: ENVIRONMENTAL QUALITY AND PROTECTION

The Environmental Quality and Protection programme aims to protect the right of all South Africans to an environment that is not harmful to health and well-being, through legislative and other measures.

Apart from the Management subprogramme, there are six subprogrammes:

o     Regulatory Services ensures that: environmental quality and protection-related authorisations are legally robust and enforceable;
      compliance with all environmental quality and protection-related legislation and regulations is properly monitored; and effective enforcement measures are taken against cases of serious, significant or continuous non-compliance.

o     Pollution and Waste Management aims to: reduce the impact of chemicals and hazardous and non-hazardous waste on safety, health and the environment;
      promote the efficient use of energy and raw materials; and encourage cleaner production, waste minimisation and recycling, through various policy instruments, including economic instruments.

o     Environmental Impact Management ensures that the possible negative impacts of new developments are minimised, mitigated or managed.

o     Air Quality Management and Climate Change ensures that there are reasonable legislative and other measures to protect air and atmospheric quality.

o     Buyisa-e-Bag provides funding to the section 21 company of that name as part of the implementation of the plastic bag regulations.

o     South African Weather Service makes transfer payments to the South African
      Weather Service.

EXPENDITURE ESTIMATES

TABLE 27.4 ENVIRONMENTAL QUALITY AND PROTECTION

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                   AUDITED OUTCOME          APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

Management                                   3 252      13 453       5 182          8 329      5 644     7 009      10 299
Regulatory Services                             --          --       3 179         12 709     18 401    16 322      16 975
Pollution and Waste Management              12 883      12 978      13 449         15 443     27 995    25 204      26 213
Environmental Impact                         3 878       3 197       6 927         20 976     19 549    17 213      17 919
Management
Air Quality Management and                   2 842       3 695       3 968         21 745     30 617    21 614      22 471
Climate Change
Buyisa-e-Bag                                    --          --      12 000         12 000         --    20 000      20 000
South African Weather Service               79 346      80 641      96 924        103 690    114 393   120 112     124 916
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      102 201     113 964     141 629        194 892    216 599   227 474     238 793
----------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     (1 550)        --        --       (282)
----------------------------------------------------------------------------------------------------------------------------

                                      Vote 27: Environmental Affairs and Tourism

TABLE 27.4 ENVIRONMENTAL QUALITY AND PROTECTION (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                AUDITED OUTCOME             APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION

CURRENT PAYMENTS                            22 053      32 456      32 229         78 725     94 351    86 489      92 973
                                      --------------------------------------------------------------------------------------
Compensation of employees                    9 545       7 520      13 419         26 417     37 723    39 256      40 941
Goods and services                          12 508      24 933      18 810         52 308     56 628    47 233      52 032
of which:
Communication                                  435         867         527          1 285      1 791     1 880       1 956
Consultants, contractors and                 8 921      17 782      10 149         31 193     41 229    31 214      36 389
special services
Inventory                                      386         769         936          2 282        881       925         961
Travel and subsistence                       1 536       3 061       2 710          6 607      7 184     7 388       7 689
Financial transactions in                       --           3          --             --         --        --          --
assets
and liabilities
                                      --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                     79 365      80 694     109 044        115 747    114 413   140 112     144 916
                                      --------------------------------------------------------------------------------------
Provinces and municipalities                    19          53          38             57         20        --          --
Departmental agencies and                   79 346      80 641      96 924        103 690    114 393   120 112     124 916
accounts
Non-profit institutions                         --          --      12 000         12 000         --    20 000      20 000
Households                                      --          --          82             --         --        --          --
                                      --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    783         814         356            420      7 835       873         904
                                      --------------------------------------------------------------------------------------
Machinery and equipment                        783         814         356            420      7 745       778         806
Software and other intangible                   --          --          --             --         90        95          98
assets
                                      --------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      102 201     113 964     141 629        194 892    216 599   227 474     238 793
----------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES

CURRENT                                     79 346      80 641      96 924        103 690    114 393   120 112     124 916

South African Weather Service               79 346      80 641      96 924        103 690    114 393   120 112     124 916

NON-PROFIT INSTITUTIONS

CURRENT                                         --          --      12 000         12 000         --    20 000      20 000
Buyisa-e-Bag                                    --          --      12 000         12 000         --    20 000      20 000
----------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased from R102,2 million in 2002/03 to R194,9 million in
2005/06, at an average annual rate of 24 per cent, and is expected to increase further to R238,8 million in 2008/09 at a rate of 7 per cent. The growth in
2006/07 is due to the current focus on implementing and enforcing pollution and waste management legislation, under the Regulatory Services subprogramme, as well as the increased importance of air quality management and the management of climate change effects. The allocation of R216,6 million for 2006/07 also includes the transfer of R114,4 million to the South African Weather Service, which constitutes 52,8 per cent of the allocation.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

During 2005, the National Environmental Management: Air Quality Act (2004)
became effective. The act establishes a coherent system for air quality management.

Environmental compliance and enforcement capacity was enhanced nationally through the recruitment, training and deployment of 700 environmental management inspectors and sensitising the judiciary to environmental issues through training prosecutors.

                                                                             619

2006 Estimates of National Expenditure

Significant progress was made towards meeting waste minimisation targets through the memorandum of understanding signed with representatives of the glass industry and through various pilot waste management projects in selected provinces.

The environmental impact assessment system was set up, revised environmental impact assessment regulations were drafted, a computerised environmental authorisation system was put in place, and various guidelines and information booklets were developed.

SELECTED MEDIUM-TERM OUTPUT TARGETS

ENVIRONMENTAL QUALITY AND PROTECTION

MEASURABLE OBJECTIVE: Reduce pollution and environmental degradation through legislative and other measures that give effect to the right of all South
Africans to an environment that is not harmful to health and well-being.

--------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                          MEASURE/INDICATOR                  TARGET
--------------------------------------------------------------------------------------------------------------------------

Regulatory Services          Increased compliance with       Effective compliance monitoring    End 2006/07
                             environmental legislation       system established

--------------------------------------------------------------------------------------------------------------------------
Pollution and Waste          Waste management legislation    National Environmental             2007
Management                                                   Management:
                                                             Waste Management Act promulgated

                             Improved control over waste     All landfill sites permitted       End 2007
                             landfill  sites, and
                             increased compliance with
                             waste disposal standards
--------------------------------------------------------------------------------------------------------------------------
Environmental Impact         Improved environmental impact   1997 environmental impact          End 2006/07
Management                   assessment processes            assessment regulations
                                                             phased out;

                                                             2005 regulations promulgated       In 2007, implementation
                                                                                                by national department
                                                                                                and in 9 provinces
--------------------------------------------------------------------------------------------------------------------------
Air Quality Management and   Improved air quality in         Effective air quality monitoring   March 2007
Climate Change               priority areas                  systems operation in
                                                             Vaal Triangle
--------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: MARINE AND COASTAL MANAGEMENT

The Marine and Coastal Management programme aims to guide the conservation and development of the marine and coastal environments so that these resources are used sustainably.

There are four subprogrammes:

o     Administrative Support Services administers the Marine Living Resources
      Fund.

o     The Antarctic Supply Vessel provides sea transport for research at the meteorological observation stations in Antarctica and on Marion Island and
      Gough Island.

o     Antarctic and Island Research manages the South African National Antarctic
      Programme and the three bases in Antarctica and on Marion Island and Gough
      Island.

o     Marine Living Resources Fund makes transfer payments to the fund.

EXPENDITURE ESTIMATES

TABLE 27.5 MARINE AND COASTAL MANAGEMENT

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                AUDITED OUTCOME             APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

Administrative Support Services             60 480      62 773      66 321         76 790     73 239    79 964      83 989
Antarctic Supply Vessel                     24 255      25 511      17 118         18 500     35 500    30 000      32 000
Antarctic and Island Research               21 582      55 880     101 714         83 389     30 927    32 351      33 669
Marine Living Resources Fund               155 025     205 497     169 225         93 322    121 057   121 115     126 880
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      261 342     349 661     354 378        272 001    260 723   263 430     276 538
----------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     (6 414)       300        --        (327)
----------------------------------------------------------------------------------------------------------------------------

                                      Vote 27: Environmental Affairs and Tourism

TABLE 27.5 MARINE AND COASTAL MANAGEMENT (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                AUDITED OUTCOME             APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION

CURRENT PAYMENTS                           106 157     139 619     120 424        126 655    137 106   142 315     149 658
                                      --------------------------------------------------------------------------------------
Compensation of employees                   63 432      69 049      75 030         88 396     83 970    91 315      96 361
Goods and services                          42 725      70 516      45 394         38 259     53 136    51 000      53 297
of which:
Communication                                1 486       2 575       1 272          1 282      1 000     1 100       1 200
Computer Services                              808       1 400       2 688          2 710        100       110         120
Consultants, contractors and                30 473      49 290      24 492         17 189     41 483    37 033      39 334
special services
Inventory                                    1 318       2 284       2 260          2 278      6 379     7 297       7 424
Maintenance repair and running                 319         552         826            833      2 550     3 868       4 032
cost
Travel and subsistence                       5 243       9 084       6 541          6 594        609       669         286
Financial transactions in                       --          54          --             --         --        --          --
assets and liabilities
                                      --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    155 185     205 667     169 419         93 560    121 117   121 115     126 880
                                      --------------------------------------------------------------------------------------
Provinces and municipalities                   160         170         194            238         60        --          --
Departmental agencies and                  155 025     205 497     169 225         93 322    121 057   121 115     126 880
accounts
                                      --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                     --       4 375      64 535         51 786      2 500        --          --
                                      --------------------------------------------------------------------------------------
Buildings and other fixed                       --       4 082      64 364         51 786         --        --          --
structures
Machinery and equipment                         --         293         171             --      2 500        --          --
                                      --------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      261 342     349 661     354 378        272 001    260 723   263 430     276 538
----------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES

CURRENT                                      8 025      19 497      50 225         46 020     59 110    96 115      99 480
                                      --------------------------------------------------------------------------------------
Marine Living Resources Fund                 8 025      19 497      50 225         46 020     59 110    96 115      99 480
                                      --------------------------------------------------------------------------------------
CAPITAL                                    147 000     186 000     119 000         47 302     61 947    25 000      27 400
                                      --------------------------------------------------------------------------------------
Marine Living Resources Fund               147 000     186 000     119 000         47 302     61 947    25 000      27 400
                                      --------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      155 185     205 667     169 419         93 560    121 117   121 115     126 880
----------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased from R261,3 million in 2002/03 to R354,4 million in
2004/05, due mainly to the acquisition of four new patrol vessels costing R473 million in total, and then declined to R272 million in 2005/06.

Expenditure further decreases to R260,7 million in 2006/07, due to the termination of the allocation for land, buildings and structures for the Marion
Island base building project between 2003/04 and 2005/06 under the Antarctic and
Island Research subprogramme. The allocation of R15 million for 2006/07 for the emergency project to control coastal erosion at Langebaan will also be the last payment for this project.

The cost of replacing a research vessel, which began in 2006/07, is R105,2 million over the three-year period.

                                                                             621

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

In 2004, South Africa took delivery of two state-of-the-art fishery protection vessels, Lilian Ngoyi and Ruth First. The last two protection vessels, Sarah
Baartman and Victoria Nxenge, were delivered in 2005.

For the first time, 10-year long-term fishing rights were allocated in the large pelagic fishery, also in 2004. The 15-year long-term commercial fishing rights have been expanded to 19 existing fisheries.

The Antarctic polar supply vessel, the SA Agulhas, needs to be replaced and a public private partnership has been registered for this.

In June 2004, the department declared Aliwal Shoal, Pondoland, Bird Island and
Table Mountain marine protected areas in terms of section 43 of the Marine
Living Resources Act (1998). Two new protected areas will be declared, Stillbaai and East London, in an effort to meet the target of declaring 20 per cent of
South Africa's marine areas protected.

To enable the department to react on disasters related to oil spills at sea, a national oil spill contingency plan has been finalised.

SELECTED MEDIUM-TERM OUTPUT TARGETS

MARINE AND COASTAL MANAGEMENT

MEASURABLE OBJECTIVE: Improve equity and stability in the fishing sector through allocating long-term commercial fishing rights, and improve access and service to subsistence and recreational users of South Africa's coast.

--------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                          MEASURE/INDICATOR                  TARGET
--------------------------------------------------------------------------------------------------------------------------

Antarctic Supply Vessel      Relief voyages to Antarctica    Number of voyages resulting        1 successful voyage per
                             and Marion Island and Gough     in the successful                  year to each of the 3
                             Island                          transportation of equipment        destinations
                                                             and personnel
-------------------------------------------------------------------------------------------------------------------------
                             Equitable allocation of         Percentage of allocated            30% by 2006
                             long-term fishing rights        fishing rights to BEE groups

                             Sustainable use of marine       Number of new fisheries            3 fisheries
                             resources                       established

                             Protection of coastline         Number of enforcement officers     1 officer per 5km of
                                                             per kilometer of coastline         coastline
-------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: TOURISM

The Tourism programme aims to create the conditions for the sustainable growth and development of tourism.

Apart from the Management subprogramme there are three subprogrammes:

o     Tourism Support improves service quality levels and promotes tourism awareness and BEE in the tourism industry.

o     Tourism Development leverages support for tourism SMME development, including incentives, business linkages and training, and facilitates investment and infrastructure in tourism. It also provides tourism information to government and the industry to inform decision-making.

o     South African Tourism makes transfer payments to South African Tourism for operational expenditure and expenditure on domestic and international tourism marketing.

                                      Vote 27: Environmental Affairs and Tourism

EXPENDITURE ESTIMATES

TABLE 27.6 TOURISM

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                               AUDITED OUTCOME              APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

Management                                   6 372      10 726       3 550          9 039     12 746    15 047      14 367
Tourism Support                              7 025       5 243       8 733         11 538     16 164    16 739      17 326
Tourism Development                          4 694      11 718      22 645         34 787     73 157    88 086      93 317
South African Tourism                      219 582     296 400     349 831        362 733    457 187   507 446     571 135
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      237 673     324 087     384 759        418 097    559 254   627 318     696 145
----------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     14 764     53 000    85 000     126 169
----------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            17 676      27 386      34 642         54 794    101 292   119 441     124 563
                                      --------------------------------------------------------------------------------------
Compensation of employees                    7 426       8 905      10 315         11 559     18 394    20 260      20 667
Goods and services                          10 250      18 478      24 327         43 235     82 898    99 181     103 896
of which:
Consultants, contractors and                 7 310      13 178      13 125         22 774     73 285    88 670      92 963
special services
Inventory                                      316         570       1 211          2 212      1 096     1 147       1 196
Travel and subsistence                       1 258       2 268       3 505          6 402      3 591     3 969       4 310
Financial transactions in assets                --           3          --             --         --        --          --
                                      --------------------------------------------------------------------------------------
and liabilities
TRANSFERS AND SUBSIDIES                    219 604     296 480     349 863        362 775    457 211   507 446     571 135
                                      --------------------------------------------------------------------------------------
Provinces and municipalities                    22          80          32             42         24        --          --
Departmental agencies and                  219 582     296 400     349 831        362 733    457 187   507 446     571 135
accounts
                                      --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    393         221         254            528        751       431         447
                                      --------------------------------------------------------------------------------------
Machinery and equipment                        393         221         254            528        751       431         447
                                      --------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      237 673     324 087     384 759        418 097    559 254   627 318     696 145
----------------------------------------------------------------------------------------------------------------------------
DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES

CURRENT                                    219 582     296 400     349 831        362 733    457 187   507 446     571 135
                                      --------------------------------------------------------------------------------------
South African Tourism                      219 582     296 400     349 831        362 733    457 187   507 446     571 135
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      219 604     296 480     349 863        362 775    457 211   507 446     571 135
----------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure grows steadily over the seven-year period, rising from R237,7 million in 2002/03 to R696,1 million in 2008/09, at an average annual rate of
19,6 per cent. This is mainly due to the increase in the transfer payment to
South African Tourism, which on average accounts for 86,6 per cent of total expenditure. The 2006/07 transfer to South African Tourism is R457,2 million, comprising R326 million for international tourism marketing and a R39 million
VAT adjustment.

The Tourism Development subprogramme increased significantly from R4,7 million in 2002/03 to R93,3 million in 2008/09, at a rate of 64,6 per cent. The growth is due to increased allocations for the tourism enterprise programme, tourism
SMME development and the tourism satellite account.

In the 2006 Budget, additional allocations over the baseline are:

o     Implementing the tourism BEE charter: R6 million in 2006/07, R8 million in
      2007/08 and R7 million in 2008/09.

                                                                             623

2006 Estimates of National Expenditure

o     International tourism marketing: R8 million in 2006/07, R45 million in
      2007/08 and R83 million in 2008/09.

o     VAT adjustment for South African Tourism: R39 million in 2006/07, R32 million in 2007/08 and R34 million in 2008/09.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

As part of the broader transformation agenda for the tourism sector, the department has finalised and launched the tourism BEE charter and scorecard and also appointed the BEE Charter Council.

To improve South Africa's global competitiveness, a comprehensive study of the country's competitiveness in comparison with other leading countries in tourism was completed. The study identified key areas for tourism product and service development.

The tourism enterprise programme, which promotes and facilitates transactions between SMMEs and big business in the tourism industry, enabled the creation of
6 577 tourism jobs in 2005. Tourism continues to make a significant contribution to job creation, with a direct increase in employment in the tourism sector to
539 017 in 2005.

As part of the strategy to achieve service excellence, the department graded 3
000 tourism establishments and trained 74 assessors of tourism products and services through the Tourism Grading Council.

To promote a culture of domestic tourism among South Africans, the department successfully implemented the Sho't Left domestic marketing campaign, generating over R40 million in the economy from a R20 million investment. The success of the campaign is largely due to a partnership between the department and the tourism industry. The campaign promotes affordability, increasing the number of
South Africans accessing tourism products and services.

To ensure the sustainability of emerging tourism enterprises, the department initiated a business skills training programme for tourism entrepreneurs in partnership with the Development Bank of Southern Africa.

SELECTED MEDIUM-TERM OUTPUT TARGETS

TOURISM

MEASURABLE OBJECTIVE: Increase international and domestic tourism by developing appropriate products and marketing strategies to promote economic growth and sustainable development.

-------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                          MEASURE/INDICATOR                 TARGET
-------------------------------------------------------------------------------------------------------------------------

Tourism Support        Transformation of the          Percentage increase in procurement       50% by 2006
                       industry                       from  graded establishments

                                                      Percentage increase in black tourist     34% by 2006
                                                      guides

                                                      Percentage implementation of BEE         20% by 2006
                                                      charter  targets
-------------------------------------------------------------------------------------------------------------------------
Tourism Development    Research and statistics        Number of tourism satellite account      5 by 2006
                                                      tables developed

                       Support and develop tourism    Number of areas where products have      2 tourism priority areas
                       products aligned to demand     been developed in line with global       per  year
                                                      competitiveness study

                       Promote enterprise             Percentage increase in SMMEs supported   10% by 2006
                       development                    through Tourism Enterprise Programme

                       Implementation of tourism      Assessment of progress in tourism        March 2007
                       plan for  2010 Soccer          infrastructure delivery, such
                       World Cup                      as road signage and information
                                                      centres
-------------------------------------------------------------------------------------------------------------------------

                                      Vote 27: Environmental Affairs and Tourism

PROGRAMME 5: BIODIVERSITY AND CONSERVATION

The Biodiversity and Conservation programme aims to promote the conservation and sustainable use of natural resources to improve economic growth and poverty eradication.

Apart from the Management subprogramme, there are five subprogrammes:

o     Biodiversity and Heritage promotes the conservation of biological and cultural resources and makes sure that they are used sustainably and their benefits are equitably shared. Financial contributions are also made to the Greater Saint Lucia Wetland Park.

o     Transfrontier Conservation and Protected Areas ensures the effective establishment of transfrontier conservation areas as well as the effective consolidation, establishment and management of protected areas. Financial contributions are also made to the South African National Parks and the
      South African National Biodiversity Institute.

o     Greater St Lucia Wetland Park Authority makes transfer payments to the authority.

o     South African National Parks makes transfer payments to South African
      National Parks.

o     South African National Biodiversity Institute makes transfer payments to the institute.

EXPENDITURE ESTIMATES

TABLE 27.7 BIODIVERSITY AND CONSERVATION

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                AUDITED OUTCOME             APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

Management                                   1 290       1 332       1 425          1 557      2 152     2 234       2 329
Biodiversity and Heritage                    7 040       7 914      10 412         17 957     20 910    22 135      23 243
Transfrontier Conservation and               4 996      12 842      17 832         31 225     31 407    56 095      68 610
Protected Areas
Greater St Lucia Wetland Park                2 500       8 187      10 196         12 111     16 627    34 049      43 701
Authority
South African National Parks               110 832     114 823     121 631        143 833    182 440   339 537     392 719
South African National                      57 010      67 454      87 772         90 369     94 972    99 696     106 831
Biodiversity Institute
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      183 668     212 552     249 268        297 052    348 508   553 746     637 433
----------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      9 146     49 757   210 160     276 324
----------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            12 445      21 371      29 218         50 009     47 604    60 314      63 999
                                      --------------------------------------------------------------------------------------
Compensation of employees                    4 568       6 224      10 441         11 221     17 592    18 642      19 697
Goods and services                           7 877      15 142      18 777         38 788     30 012    41 672      44 302
of which:
Consultants, contractors and                 5 099      10 799       9 791         20 927     15 703    26 323      27 764
special services
Inventory                                      300         467         971          1 930      2 323     2 525       2 703
Travel and subsistence                       1 387       1 859       2 812          5 589      5 688     6 017       6 379
Financial transactions in assets                --           5          --             --         --        --          --
and liabilities
                                      --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    170 362     190 538     219 704        246 348    300 559   473 282     543 251
                                      --------------------------------------------------------------------------------------
Provinces and municipalities                    20          74          31             35         20        --          --
Departmental agencies and                  170 342     190 464     219 599        246 313    300 539   473 282     543 251
accounts
Households                                      --          --          74             --         --        --          --
                                      --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    861         643         346            695        345    20 150      30 183
                                      --------------------------------------------------------------------------------------
Buildings and other fixed                       --          --          --             --         --    20 000      30 000
structures
Machinery and equipment                        861         643         346            695        345       150         183
                                      --------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      183 668     212 552     249 268        297 052    348 508   553 746     637 433
----------------------------------------------------------------------------------------------------------------------------

                                                                             625

2006 Estimates of National Expenditure

TABLE 27.7 BIODIVERSITY AND CONSERVATION (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                               AUDITED OUTCOME              APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
PUBLIC ENTITIES
CURRENT                                    128 342     131 464     152 099        183 313    201 839   197 382     214 101
                                      --------------------------------------------------------------------------------------
South African National Parks                78 832      65 823      68 631         90 833    104 440    94 637     103 569
Greater St Lucia Wetland Park                2 500       8 187      10 196         12 111     12 427    13 049      13 701
Authority
South African National                      47 010      57 454      73 272         80 369     84 972    89 696      96 831
Biodiversity Institute
                                      --------------------------------------------------------------------------------------
CAPITAL                                     42 000      59 000      67 500         63 000     98 700   275 900     329 150
                                      --------------------------------------------------------------------------------------
South African National Parks                32 000      49 000      53 000         53 000     84 500   244 900     289 150
South African National                      10 000      10 000      14 500         10 000     10 000    10 000      10 000
Biodiversity Institute
Greater St Lucia Wetland Park                   --          --          --             --      4 200    21 000      30 000
Authority
----------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increases rapidly over the seven-year-period, rising from R183,7 million in 2002/03 to R637,4 million in 2008/09, at an average annual rate of 23 per cent. The growth is particularly strong during the MTEF, at a rate of 29 per cent, and attributable to the allocations for infrastructure investment.
Transfer payments to three public entities, South African National Parks, the
Greater St Lucia Wetland Park Authority and the South African National
Biodiversity Institute, account for the main spending, averaging 86,9 per cent of total expenditure.

In the 2006 Budget, additional allocations over the baseline are for:

o  infrastructure: R41,7 million in 2006/07, R217,9 million in 2007/08 and
   R290,6 million in 2008/09, allocated to the South African National Parks

o  research and development: R6 million in 2006/07, R7 million in 2007/08 and
   R10 million in 2008/09, allocated to the South African National Biodiversity
   Institute.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

During 2005, the National Environmental Management: Protected Areas Amendment
Act (2004) came into effect and regulations for the proper administration of special nature reserves, national parks and world heritage sites were made.

To give effect to the implementation of the National Environmental Management:
Biodiversity Act (2004), lists of threatened or protected species have been developed. Regulations for threatened or protected species and alien and invasive species have been published for public comment.

A biosafety directorate was established in terms of the Biodiversity Act (2004), strengthening the department's ability to respond to the impact of genetically modified organisms on the environment.

The national action programme, South Africa's national effort to address land degradation and poverty eradication in compliance with the UN Convention to
Combat Desertification (UNCCD), and the resource mobilisation strategy have both been completed.

                                      Vote 27: Environmental Affairs and Tourism

Also during 2005, eight sustainable community-based natural resources management projects were implemented and 2 500 children from previously disadvantaged schools have been taken to national parks through a partnership programme (Kids in Parks).

The adoption by nine SADC member states of the strategy positioning transfrontier conservation areas as South Africa's premier international tourism destination for 2010 and beyond, and the completion of the access road linking the Kruger National Park in South Africa and the Limpopo National Park in
Mozambique are some of the key achievements. Since April 2005, 79 009ha of land have been proclaimed into the national park system, including the new Camdeboo
National Park at Graaff Reinet.

A biodiversity strategy and action plan and a land use plan have been completed for the Wild Coast area. A five-year strategic management plan has been completed for the proposed Blyde National Park and an institutional assessment of the Mpumalanga Parks Board as the agreed management authority is currently under way.

A memorandum of agreement has been developed between the Department of
Environmental Affairs and Tourism and the Department of Land Affairs to provide a framework on the restitution of land claims in protected areas.

SELECTED MEDIUM-TERM OUTPUT TARGETS

BIODIVERSITY AND CONSERVATION

MEASURABLE OBJECTIVE: Protection and conservation of biodiversity to contribute to economic growth.

--------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                OUTPUT                            MEASURE/INDICATOR                 TARGET
--------------------------------------------------------------------------------------------------------------------------

Biodiversity and Heritage   Assessment of the optimal         Inventory of ecosystems needing   March 2007
                            health and integrity of           protection developed
                            ecosystems and their
                            processes

                            Sustainable use of biological     National norms for the            April 2006
                            resources                         management of  elephant
                                                              populations in
                                                              South Africa developed

                                                              Publication of national norms     April 2006
                                                              and standards for the hunting
                                                              industry

                            National biodiversity framework   Biodiversity framework developed  July 2006

                            System for the management of      Management framework and          March 2007
                            the environmental impact of GMOs  strategy developed

                            Regulation of invasive and        Lists of invasive and alien       August 2006
                            alien species                     species and regulations
--------------------------------------------------------------------------------------------------------------------------
Transfrontier Conservation  Transfrontier conservation        Number of border posts            3 border posts by 2006
and Protected Areas         areas and  protected areas        operational
                            infrastructure developed

                            Ensure geographic                 Proclamation of the Wild Coast    March 2007
                            representivity in                 National Park
                            national park system

                            Implement the National            Register of protected areas       First publication in
                            Environmental                     developed                         November 2006
                            Management: Protected Areas
                            Amendment Act (2004)
--------------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: SOCIAL RESPONSIBILITY AND PROJECTS

The Social Responsibility and Projects programme provides for expanded public works programme projects, which are targeted at tourism infrastructure development, improved environmental services, job creation and community training.

                                                                             627

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 27.8 SOCIAL RESPONSIBILITY AND PROJECTS

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                               AUDITED OUTCOME              APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                      --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

Expanded Public Works Programme            240 969     323 593     391 122        416 000    447 660   537 953     569 473
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      240 969     323 593     391 122        416 000    447 660   537 953     569 473
----------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      2 000      7 800    31 100      36 770
----------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            14 962      17 536      20 467         33 600     51 543    53 464      56 263
                                      --------------------------------------------------------------------------------------
Compensation of employees                    3 400       3 647       5 775         17 340     32 657    34 077      36 225
Goods and services                          11 562      13 889      14 692         16 260     18 886    19 387      20 038
of which:
Consultants, contractors and special         8 762       9 903       8 267          8 773      3 340     3 675       3 702
services
Operating leases                                50          96         221            258      1 000     1 000       1 123
Travel and subsistence                       1 000       1 706       2 011          2 343      6 093     6 093       6 522
                                      --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    226 007     305 612     370 320        382 150    394 982   483 684     512 420
                                      --------------------------------------------------------------------------------------
Provinces and municipalities                     7           9          21             46        100        --          --
Households                                 226 000     305 603     370 299        382 104    394 882   483 684     512 420
                                      --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                     --         445         335            250      1 135       805         790
                                      --------------------------------------------------------------------------------------
Machinery and equipment                         --         445         335            250      1 135       805         790
                                      --------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      240 969     323 593     391 122        416 000    447 660   537 953     569 473
----------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------
HOUSEHOLDS

SOCIAL BENEFITS

CURRENT                                    226 000     305 603     370 000        382 104    394 882   483 684     512 420
                                      --------------------------------------------------------------------------------------
Expanded Public Works Programme            226 000     305 603     370 000        382 104    394 882   483 684     512 420
                                      --------------------------------------------------------------------------------------
OTHER TRANSFERS

CURRENT                                         --          --         299             --         --        --          --
                                      --------------------------------------------------------------------------------------
Gifts and donations                             --          --         299             --         --        --          --
                                      --------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increases steadily over the seven-year-period, rising from R241 million in 2002/03 to R569,5 million in 2008/09, at an average annual rate of
15,4 per cent. The growth is attributable to the increase in transfer payments.
Expenditure on the expanded public works programme and the Working for Wetlands project is made up, on average, of 91,8 per cent of transfers. During the 2005
Budget, an additional allocation of R45 million was made for 2007/08.

In the 2006 Budget, an additional allocation over the baseline was made for infrastructure investment: R5,8 million in 2006/07, R12,1 million in 2007/08 and
R9,4 million in 2008/09.

RECENT OUTPUTS

Since 1999, the department has entered into partnerships for more than 750 projects through its expanded public works programme and its predecessor, the poverty relief programme. The projects cover, among others, tourism products and infrastructure, sustainable land-based livelihood projects such as medicinal plant gardens, coast care, the development of infrastructure in protected areas and waste recycling.

                                      Vote 27: Environmental Affairs and Tourism

During 2005, 7 665 job opportunities were created, of which 149 are permanent jobs, while 58 722 days were spent on training. Developing SMMEs and BEE is another of this programme's targets, and 35 per cent of its budget was spent on
SMMEs or BEE in the implementation of projects.

In terms of environmental projects, 20 wetlands and 300ha of land were rehabilitated, 250km of coast and rivers cleaned, and 10 projects involving campsites, trails and conservancies funded.

SELECTED MEDIUM-TERM OUTPUT TARGETS

SOCIAL RESPONSIBILITY AND PROJECTS

MEASURABLE OBJECTIVE: Creating job opportunities through environment and tourism projects.

-----------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                OUTPUT                MEASURE/INDICATOR                 TARGET
-----------------------------------------------------------------------------------------------------------------------

Expanded Public Works       Job creation          Number of temporary job days      4,5 million in total by March 2009.
Programme                                         Number of permanent jobs          1 350 by March 2009.
                                                  created
-----------------------------------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

SOUTH AFRICAN TOURISM

The core business of South African Tourism, established in terms of the Tourism
Act (1993), is to market South Africa internationally as a tourism destination through regulation of the industry, maintaining and enhancing the standards of facilities and services for tourists, and co-ordinating the marketing activities of role-players in the industry. Key objectives of SA Tourism are to increase the annual volume of international tourists visiting the country, to increase the amount of money they spend in South Africa, and to increase the length of their stay.

Transfers from the department is the main source of revenue for SA Tourism. It also receives transfers from the Tourism Business Council. Over the next three years, total transfers rise from about R399 million in 2005/06 to R636 million in 2008/09. SA Tourism expects to fully utilise its budget, resulting in a zero balance over the MTEF period compared to a deficit of R16 million in 2004/05.
Total assets decline in the short term from R98,2 million to R76,6 million between 2005/06 and 2006/07, due to a marked decline in receivables and prepayments.

Going forward, raising awareness about opportunities for domestic travel will be a priority and will be facilitated through initiatives such as the Sho't Left
Campaign, Tourism Month and Welcome campaigns. The aim is to encourage South
Africans to travel within their country, make tourism products accessible to all
South Africans, promote a culture of tourism, and encourage South Africans to create a safe and welcoming environment for visitors. SA Tourism seeks to cement the Indaba expo as one of the three must-visit exhibitions in the world and continues to lead transformation and empowerment in the tourism industry in
South Africa.

 TABLE 27.9 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN TOURISM (SATOUR)

--------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                MEDIUM-TERM ESTIMATE
                                      ------------------------------------------         ---------------------------------
                                           AUDITED     AUDITED     AUDITED      ESTIMATED
                                                                                  OUTCOME
                                      ------------------------------------------------------------------------------------
R Thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE

NON-TAX REVENUE                             25 704      74 785      46 729         62 029     19 740    66 224      67 563
                                      ------------------------------------------------------------------------------------
Sale of goods and services other than          211          25          65             --         --        --          --
capital assets of which:
Sales by market establishments                 211          25          65             --         --        --          --
Other non-tax revenue                       25 493      74 760      46 664         62 029     19 740    66 224      67 563
                                      ------------------------------------------------------------------------------------
TRANSFERS RECEIVED                         273 249     360 939     390 831        398 969    505 187   567 446     636 135
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                              298 953     435 724     437 560        460 998    524 927   633 670     703 698
--------------------------------------------------------------------------------------------------------------------------

                                                                             629

2006 Estimates of National Expenditure

TABLE 27.9 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN TOURISM (SATOUR) (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                MEDIUM-TERM ESTIMATE
                                      ------------------------------------------         ---------------------------------
                                           AUDITED     AUDITED     AUDITED      ESTIMATED
                                                                                  OUTCOME
                                      ------------------------------------------------------------------------------------
R Thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------

EXPENSES
CURRENT EXPENSE                            294 061     428 970     452 441        460 339    524 222   632 919     702 909
                                      ------------------------------------------------------------------------------------
Compensation of employees                   68 060      60 590      55 156         72 993     79 231    84 524      88 720
Goods and services                         224 111     366 337     395 154        382 406    441 143   544 289     609 879
Depreciation                                 1 890       2 043       2 131          4 940      3 849     4 106       4 310
Interest, dividends and rent on land            --          --          --             --         --        --          --
                                      ------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                        760         268         886            658        704       751         789
--------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                             294 821     429 237     453 327        460 997    524 927   633 670     703 698
--------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                          4 132       6 486     (15 767)             1         --        --          --
--------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                     4 216      19 800      18 564         18 864     19 194    19 558      19 957
Receivables and prepayments                 34 492      46 929      36 309         39 940     14 076     9 333       9 767
Cash and cash equivalents                   66 681      93 459      35 849         39 434     43 377    47 715      52 486
--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                               105 389     160 188      90 722         98 238     76 647    76 606      82 210
--------------------------------------------------------------------------------------------------------------------------
Capital and reserves                        17 342      23 341       7 409          7 410      7 411     7 410       7 410
Post retirement benefits                     6 626       7 496       7 104          7 814      8 596     9 455      10 401
Trade and other payables                    51 309     116 724      55 095         78 868     56 081    54 725      58 882
Provisions                                  30 112      12 627      21 113          4 145      4 560     5 015       5 517
--------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES               105 389     160 188      90 722         98 238     76 647    76 606      82 210
--------------------------------------------------------------------------------------------------------------------------
Data provided by the South African Tourism

SOUTH AFRICAN NATIONAL BIODIVERSITY INSTITUTE

The South African National Biodiversity Institute (SANBI) was established in
September 2004 in terms of the National Environmental Management: Biodiversity
Act (2004). The act expands the mandate of the National Botanical Institute to include responsibilities relating to the full diversity of South Africa's fauna and flora, and builds on the internationally respected programmes in conservation, research, education and visitor services developed over the past century by the National Botanical Institute.

During the past year, the institute has upgraded the Free State National
Botanical Garden in Bloemfontein. The developments, totalling over R10 million, formed part of the department's expanded public works programme. The new Centre for Biodiversity Conservation was completed in Kirstenbosch, providing facilities for SANBI's NGO partners.

In its new role as SANBI, the institute produced the national report to the
Convention on Biological Diversity, and has led the initiation of the grasslands biome project. The Succulent Karoo Ecosystem project is now hosted by SANBI, together with Cape Action Plan for People and the Environment, which aims to protect threatened species from Saldanha Bay to Port Elizabeth. It has also launched several biodiversity databases, including those on reptiles and butterflies. These surveys will result in the compilation of the state of South
Africa's biological diversity. SANBI has also successfully launched the R75 million Greening the Nation project, which targets both urban and rural schools and community centres.

Key priorities for the coming MTEF period include the implementation of a three-year redevelopment of the Grahamstown Botanical Garden and initiating new visitor and education facilities in the Karoo Desert (Worcester), KwaZulu-Natal
(Pietermaritzburg) and Harold Porter (Betty's Bay) national botanical gardens.
In support of these priorities, transfers to the institute

                                      Vote 27: Environmental Affairs and Tourism

over the MTEF period are R94,9 million in 2006/07, R99,7 million in 2007/08 and
R106,8 million in 2008/09.

SOUTH AFRICAN NATIONAL PARKS

South African National Parks (SANParks) is a statutory organisation governed by the National Parks Act (1976) as amended and continues to exist in terms of the
National Environmental Management: Protected Areas Act (2003). SANParks is
primarily engaged in nature conservation as well as the tourism and hospitality industry. The organisation manages a system of 22 national parks that are representative of the country's biodiversity and unique national features.

During 2004/05, a total of 27 698 ha of land was acquired for inclusion into the national parks system. The emphasis has been on the nationally under-conserved biomes. The Camdeboo National Park, formerly the Karoo Nature Reserve, was proclaimed on 27 October 2005. Moreover, there is potential for expansion in the direction of both the Mountain Zebra National Park to the East and the Karoo
National Park in the West, offering the possibility of the creation of a mega park within the Nama Karoo biome.

Due to its ability to generate significant own revenue, SANParks maintains a strong financial position over the medium term. Turnover increases from R402 million in 2004/05 to R488 million in 2006/07. This is attributable to factors such as the growth in the tourism overnight products and the cut-off age of children being standardised across the industry. As a result, there is a healthy surplus in excess of R50 million over the medium term. In addition, SANParks has redeemed one of its long-term borrowings valued at R30 million, which had been secured from the IDC for land acquisition.

June 2004 saw important proclamations of Marine Protected Areas (MPAs). Of these new MPAs, SANParks now manages parts of the Table Mountain National Park and of the Addo Elephant National Park. Considered together with other areas, this is a major step closer to reaching government's target of protecting 20 per cent of the coastline by 2012. Future MPA prospects for which SANParks will prepare are
Pondoland, Namaqualand, as part of the Namaqua National Park, and Agulhas.
SANParks will continue to increase land under conservation, in accordance with the government's aim of having 8 per cent of the area of South Africa under conservation by 2014.

 TABLE 27.10 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN NATIONAL PARKS (SANPARKS)

--------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                MEDIUM-TERM ESTIMATE
                                      ------------------------------------------         ---------------------------------
                                           AUDITED     AUDITED     AUDITED      ESTIMATED
                                                                                 OUTCOME
                                      ------------------------------------------------------------------------------------
R Thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                            357 352     384 042     415 822        446 825    494 364   521 414     547 899
                                      ------------------------------------------------------------------------------------
Sale of goods and services other than      327 945     374 669     402 214        438 665    488 247   515 265     541 749
capital assets of which:

Sales by market establishments             327 945     374 669     402 214        438 665    488 247   515 265     541 749
Other non-tax revenue                       29 407       9 373      13 608          8 160      6 117     6 149       6 150
                                      ------------------------------------------------------------------------------------
TRANSFERS RECEIVED                          80 258     107 785     126 631        138 591    182 440   339 537     392 719
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                              437 610     491 827     542 453        585 416    676 804   860 951     940 618
--------------------------------------------------------------------------------------------------------------------------

                                                                             631

2006 Estimates of National Expenditure

TABLE 27.10 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN NATIONAL PARKS (SANPARKS)
(CONTINUED)

--------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                MEDIUM-TERM ESTIMATE
                                      ----------------------------------------- ESTIMATED --------------------------------
                                           AUDITED     AUDITED     AUDITED       OUTCOME
                                      ------------------------------------------------------------------------------------
R Thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------

EXPENSES
CURRENT EXPENSE                            387 640     447 893     500 714        526 088    601 728   635 329     672 513
                                      ------------------------------------------------------------------------------------
Compensation of employees                  201 499     230 865     253 558        286 746    326 637   344 263     363 098
Goods and services                         167 515     200 500     215 864        208 659    236 373   253 043     270 477
Depreciation                                12 150      13 217      24 167         25 077     33 713    32 557      33 305
Interest, dividends and rent on land         6 476       3 311       7 125          5 606      5 005     5 466       5 633
                                      ------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                         --          --          --             --     12 000   171 940     218 000
--------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                             387 640     447 893     500 714        526 088    613 728   807 269     890 513
--------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                         49 970      43 934      41 739         59 328     63 076    53 682      50 105
--------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                   424 842     632 320     741 413        753 453    795 500   853 500     948 503
Investments                                  8 261      10 100       1 125          1 125         --        --          --
Inventory                                   11 966      11 031      11 759         12 000     12 600    12 850      13 150
Receivables and prepayments                 26 683      38 800      34 877         28 000     28 500    30 150      30 500
Cash and cash equivalents                  213 124     199 764     288 671        284 641    280 797   345 116     371 904
--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                               684 876     892 015   1 077 845      1 079 219  1 117 397 1 241 616   1 364 057
--------------------------------------------------------------------------------------------------------------------------
Capital and reserves                       267 492     451 518     570 122        629 719    696 795   755 477     812 581
Borrowings                                  69 023      76 660      76 286         51 500     52 602    58 239      59 776
Post retirement benefits                   100 172     114 743     128 997        145 000    158 000   170 000     189 000
Trade and other payables                    82 041     118 435     105 146        133 000    126 000   132 100     137 000
Provisions                                   9 338      15 875      14 593         15 000     16 000    16 800      17 700
Managed funds                              156 810     114 784     182 701        105 000     68 000   109 000     148 000
--------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES               684 876     892 015   1 077 845      1 079 219  1 117 397 1 241 616   1 364 057
--------------------------------------------------------------------------------------------------------------------------
Data provided by the South African National Parks

SOUTH AFRICAN WEATHER SERVICE

The South African Weather Service (SAWS) was established in accordance with the
South African Weather Service Act (2001). The objectives of the South African
Weather Service are to: maintain, extend and improve the quality of meteorological services; ensure the ongoing collection of meteorological data over South Africa and surrounding southern oceans; and fulfil government's international obligations under the Convention of the World Meteorological
Organisation and the Convention of the International Civil Aviation Organisation
as South Africa's aviation meteorological authority.

Total revenue increases from R159,7 million in 2005/06 to R178 million in
2006/07, with slightly more than half being government transfers and the rest from income received from the aviation industry and the sale of information.
Compensation of employees remains the key cost driver over the MTEF period, amounting to R73,5 million in 2005/06 (46 per cent of total expenditure).
Capital expenditure amounting to R20,3 million in 2005/06 and R31,5 million in
2006/07 is mainly driven by the acquisition of capital assets such as weather radars and a Dobson Spectrophotometer.

For the future, the SAWS will invest in upgrading its weather forecast infrastructure in order to provide accurate information. The development of a business strategy on improving commercial revenue from industries using weather information is also under way. Key outputs for the next MTEF period include reducing the impact of adverse weather conditions on vulnerable

                                      Vote 27: Environmental Affairs and Tourism

communities, recapitalisation, development of new sector-specific products and an airborne pollution monitoring campaign.

TABLE 27.11 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN WEATHER SERVICE

--------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                MEDIUM-TERM ESTIMATE
                                      ------------------------------------------         ---------------------------------
                                           AUDITED     AUDITED     AUDITED      ESTIMATED
                                                                                 OUTCOME
                                      ------------------------------------------------------------------------------------
R Thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE

NON-TAX REVENUE                             14 792      57 225      56 761         56 056     63 606    69 059      75 424
                                      ------------------------------------------------------------------------------------
Sale of goods and services other than       14 668      56 550      49 212         53 337     60 674    65 925      72 075
capital assets of which:
Sales by market establishments              13 798      52 236      48 119         51 512     59 261    64 448      70 527
Non-market est. sales                          870       4 314       1 093          1 824      1 413     1 478       1 547
Other non-tax revenue                          124         675       7 549          2 719      2 932     3 134       3 350
                                      ------------------------------------------------------------------------------------
TRANSFERS RECEIVED                          78 937      83 305      96 924        103 690    114 393   120 112     124 916
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                               93 729     140 529     153 685        159 746    177 999   189 171     200 340
--------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                             94 957     122 155     132 325        158 766    176 942   188 041     199 133
                                      ------------------------------------------------------------------------------------
Compensation of employees                   53 101      59 820      65 718         73 456     89 272    94 538     100 120
Goods and services                          37 198      53 175      57 476         73 709     75 165    80 138      84 727
Depreciation                                 4 658       9 160       9 131         11 601     12 505    13 366      14 285
                                      ------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                        602         654         750            981      1 057     1 130       1 208
--------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                              95 559     122 809     133 075        159 746    177 999   189 171     200 340
--------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                        (1 830)      17 720      20 609             --         --        --          --
--------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                    65 658      65 877      94 407        103 161    122 156   132 290     134 505
Inventory                                    1 012         675         711            711        711       711         711
Receivables and prepayments                  9 748      19 355      13 948         12 509     10 509     8 509       6 509
Cash and cash equivalents                    6 416      22 682      50 707         31 760     14 766     6 632       6 417
--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                82 834     108 589     159 773        148 141    148 142   148 142     148 142
--------------------------------------------------------------------------------------------------------------------------
Capital and reserves                        56 777      75 737     106 573         96 347     96 347    96 347      96 347
Borrowings                                   6 265         851          --             --         --        --          --
Post retirement benefits                     1 814       3 862      16 103         16 103     16 103    16 103      16 103
Trade and other payables                     9 308      12 167      21 652         20 000     20 000    20 000      20 000
Provisions                                   8 631      10 666      10 922         11 169     11 169    11 169      11 169
Managed funds                                   39       5 306       4 523          4 523      4 523     4 523       4 523
--------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                82 834     108 589     159 773        148 142    148 142   148 142     148 142
--------------------------------------------------------------------------------------------------------------------------
Data provided by the South African Weather Service

MARINE LIVING RESOURCES FUND

The Marine Living Resources Fund (MLRF), established in accordance with the
Marine Living Resources Act (1998), aims to finance activities related to:
managing the sustainable use and conservation of marine living resources, preserving marine biodiversity and minimizing marine pollution, and broadening access to resources by restructuring the industry to address historical imbalances and promote economic growth.

Recent outputs of the MLRF include: the long-term fishing rights allocation and management process; (this is still in progress), fighting illegal fishing and corruption, and beach management. Twenty South African beaches have been awarded the international Europe-based blue flag for

                                                                             633

2006 Estimates of National Expenditure

excellent management, a private public partnership (PPP) process for the supply of a polar supply vessel was initiated to replace the SA Agulhas, and a service provider was appointed to design and construct the replacement of the Sardinops
Vessel.

The fund is financed through its own revenue as well as transfers received from government. The transfers received from government increase from R93 million in
2005/06 to R121 million in 2006/07 due to the replacement of Sardinops vessel.
Transfers received from 2002/03 to 2004/05 included funds for the acquisition of the patrol vessels. Own revenue is derived from fish levies, fishing permits, harbour fees and the proceeds from the sale of fish products.

Key priorities of the MLRF for the 2006 MTEF period include increasing the monitoring, control and surveillance of marine trade; the restoration of the eroded Langebaan coast in the Western Cape; the development of a cost recovery model; and a smart card solution to optimise revenue.

TABLE 27.12 FINANCIAL SUMMARY FOR THE MARINE LIVING RESOURCES FUND (MLRF)

--------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                 MEDIUM-TERM ESTIMATE
                                     -------------------------------------------        ----------------------------------
                                           AUDITED     AUDITED     AUDITED      ESTIMATED
                                                                                 OUTCOME
                                     -------------------------------------------------------------------------------------
R Thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                            120 143     126 181     162 394        188 654    129 035   136 942     146 429
                                     -------------------------------------------------------------------------------------
Sale of goods and services other than       74 608      80 874      97 054        150 483     90 901    97 589     104 713
capital
assets
of which:
Admin fees                                  74 608      80 874      97 054        150 483     90 901    97 589     104 713
Other non-tax revenue                       45 535      45 307      65 340         38 171     38 134    39 353      41 716
                                     -------------------------------------------------------------------------------------
TRANSFERS RECEIVED                         155 025     205 497     169 225         93 322    121 057   121 115     126 880
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                              275 168     331 678     331 619        281 976    250 092   258 057     273 309
--------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                            143 873     186 365     277 298        208 489    208 794   224 700     239 737
Goods and services                         139 282     176 201     266 178        203 689    190 794   204 700     214 737
Depreciation                                 4 591      10 164      11 120          4 800     18 000    20 000      25 000
--------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                             143 873     186 365     277 298        208 489    208 794   224 700     239 737
--------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                        131 295     145 313      54 321         73 487     41 298    33 357      33 572
--------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                   156 558     338 699     450 289        450 289    600 289   705 289     725 289
Inventory                                   22 058         170          --             --        250       250         250
Receivables and prepayments                 18 118       5 872      27 185         27 185      5 000     5 000       5 000
Cash and cash equivalents                  146 844     142 326     122 098        122 098     12 350        --          --
--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                               343 578     487 067     599 572        599 572    617 889   710 539     730 539
--------------------------------------------------------------------------------------------------------------------------
Capital and reserves                       326 957     472 270     526 591        526 591    567 889   601 246     634 818
Borrowings                                   1 938          --          --             --         --        --          --
Trade and other payables                    14 283      14 224      72 981         72 981     50 000    50 000      50 000
Provisions                                     400         573          --             --         --    25 000      15 000
Managed funds                                   --          --          --             --         --    34 293      30 721
--------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES               343 578     487 067     599 572        599 572    617 889   710 539     730 539
--------------------------------------------------------------------------------------------------------------------------
Data provided by the Marine Living Resources Fund

                                      Vote 27: Environmental Affairs and Tourism

GREATER ST LUCIA WETLAND PARK AUTHORITY

The Greater St Lucia Wetland Park Authority, which manages South Africa's first world heritage site, is entering into its fourth year of operation. Its objectives include conservation of the Wetland Park's world heritage values, optimising tourism development and ensuring local economic development and transformation.

Achievements to date include: a decrease of malaria by 96 per cent; completion of the Lubombo SDI roads, establishing the park as a consolidated 220km long entity; settling land claims over 60 per cent of the 220 000ha park;
constructing major infrastructure in the park, including 350km of game fencing;
reintroducing game and retracting large tracts of commercial forestry land for tourism and conservation; opening the first lodge; and the ongoing development of four additional new lodges with significant BEE and the creation of over 4
000 temporary jobs.

Transfers from government over the MTEF period amount to R16,6 million in
2006/07, R34 million in 2007/08 and R43,7 million in 2008/09 of which R4,2 million, R21,0 million and R30,0 million is for capital projects. Other sources of revenue for the park include critical infrastructure allocations from the
Department of Trade and Industry for bulk infrastructure, and own revenue in the form of fees collected from park visitors and concessionaires.

The authority's main objectives in the next MTEF cycle are: increasing revenue by creating value for park visitors; completing the remaining phases of the infrastructure to ensure that economic imperatives are met; improving the activity base of the park and drawing in emerging entrepreneurs; developing a programme for equitable access; and rolling out the park brand.

                                                                             635

2006 Estimates of National Expenditure

ANNEXURE

VOTE 27: ENVIRONMENTAL AFFAIRS AND TOURISM

Table 27.A: Summary of expenditure trends and estimates per programme and economic classification

Table 27.B: Summary of personnel numbers and compensation of employees

Table 27.C: Summary of expenditure on training

Table 27.D: Summary of official development assistance expenditure

Table 27.E: Summary of expenditure on infrastructure

                                      Vote 27: Environmental Affairs and Tourism

TABLE 27.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

----------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                    APPROPRIATION        AUDITED               APPROPRIATION              REVISED
                                          MAIN        ADJUSTED    OUTCOME         MAIN    ADDITIONAL  ADJUSTED    ESTIMATE
                                       -------------------------------------------------------------------------------------
R thousand                                       2004/05           2004/05                 2005/06                2005/06
----------------------------------------------------------------------------------------------------------------------------

1.   Administration                        105 655     146 210     139 344        143 015     41 782   184 797     184 797
2.   Environmental Quality                 171 822     162 671     141 629        196 442     (1 550)  194 892     194 892
     and Protection

3.   Marine and Coastal                    271 961     256 661     354 378        278 415    (6 414)   272 001     256 001
     Management
4.   Tourism                               375 621     375 281     384 759        403 333     14 764   418 097     418 097
5.   Biodiversity and                      276 816     246 612     249 268        287 906      9 146   297 052     297 052
     Conservation

6.   Social Responsibility                 421 532     492 189     391 122        414 000      2 000   416 000     416 000
     and Projects
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                    1 623 407   1 679 624   1 660 500      1 723 111     59 728 1 782 839   1 766 839
----------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           370 971     404 715     372 768        481 988     43 532   525 520     525 520
                                       -------------------------------------------------------------------------------------
Compensation of employees                  174 616     172 531     163 795        223 164      2 550   225 714     225 714
Goods and services                         196 355     232 184     208 746        258 824     40 982   299 806     299 806
                                       -------------------------------------------------------------------------------------
Financial transactions in                       --          --         227             --         --        --          --
assets and liabilities
                                       -------------------------------------------------------------------------------------

                                       -------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  1 207 891   1 200 491   1 219 207      1 190 330     10 910 1 201 240   1 201 240
                                       -------------------------------------------------------------------------------------
Provinces and municipalities                   412         412         464            578         --       578         578
Departmental agencies and                  867 479     830 079     836 079        781 648     24 910   806 558     806 558
accounts
Foreign governments and                         --          --          --          6 000     (6 000)       --          --
international organisations
Non-profit institutions                         --          --      12 000         20 000     (8 000)   12 000      12 000
Households                                 340 000     370 000     370 664        382 104         --   382 104     382 104
                                       -------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                 44 545      74 418      68 525         50 793      5 286    56 079      40 079
                                       -------------------------------------------------------------------------------------
Buildings and other fixed                   33 327      70 188      64 364         46 700      5 086    51 786      35 786
structures
Machinery and equipment                     11 218       4 230       4 161          4 093        200     4 293       4 293

----------------------------------------------------------------------------------------------------------------------------
TOTAL                                    1 623 407   1 679 624   1 660 500      1 723 111     59 728 1 782 839   1 766 839
----------------------------------------------------------------------------------------------------------------------------

TABLE 27.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

----------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                AUDITED OUTCOME             APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATES
                                      --------------------------------------------------------------------------------------
                                           2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES

Compensation (R thousand)                  127 304     139 390     163 795        225 714    273 090   297 789     313 808
Unit cost (R thousand)                         127         135         156            182        193       208         218
Compensation as % of total                   100.0%      100.0%      100.0%         100.0%     100.0%    100.0%      100.0%
Personnel numbers (head count)               1 006       1 030       1 052          1 240      1 416     1 429       1 437
----------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)                  127 304     139 390     163 795        225 714    273 090   297 789     313 808
UNIT COST (R THOUSAND)                         127         135         156            182        193       208         218
PERSONNEL NUMBERS                            1 006       1 030       1 052          1 240      1 416     1 429       1 437
(HEAD COUNT)
----------------------------------------------------------------------------------------------------------------------------

                                                                             637

2006 Estimates of National Expenditure

 TABLE 27.C SUMMARY OF EXPENDITURE ON TRAINING

----------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                AUDITED OUTCOME             APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATES
                                      --------------------------------------------------------------------------------------
                                           2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT

Expenditure (R thousand)                     1 030       1 083       1 767          1 843      1 909     1 993       2 089

Number of employees trained                    371         406         519            550        580       665         870
(head count)
BURSARIES (EMPLOYEES)

Expenditure (R thousand)                        69          92          98            384        482       549         611

Number of employees                             17          19          20             42         60        85         100
(head count)
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                        1 099       1 175       1 865          2 227      2 391     2 542       2 700

NUMBER OF EMPLOYEES                            388         425         539            592        640       750         970
----------------------------------------------------------------------------------------------------------------------------

TABLE 27.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

----------------------------------------------------------------------------------------------------------------------------
DONOR             PROJECT         CASH/                                          ADJUSTED
                                  KIND            AUDITED OUTCOME           APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

FOREIGN

Spain             Tourism         Cash       4 077          --          --             --         --        --          --
                  Institute
United Nations    Biodiversity    Cash         148          --          --             --         --        --          --
                  Programme
United Nations    Marine and      Cash          57          --          --             64         --        --          --
                  Coastal
                  Management
The               Law Reform      Cash       2 088          --          --             --         --        --          --
Netherlands       Programme
European Union    Spatial         Cash      20 301       7 459       4 309          3 529         --        --          --
                  Development
                  Initiatives
Norway            Environmental   Cash       9 511      10 862       5 220          4 267      2 145     2 100          --
                  Co-operation
                  Programme
Norway            Marine          Cash      12 383       6 713       5 263          4 788      2 566     2 400          --
                  Fisheries Co-
                  operation
                  Programme
United Kingdom    Sustainable     Cash       3 855       1 789       1 541          1 400      1 400     1 400          --
                  Coastal
                  Livelihoods
                  Programme
Denmark           ECBU            Cash         186         442         250          1 056      1 287       807          --
                  Programme
Denmark           National Waste  Cash          --         512       3 673         12 000      7 000        --          --
                  Management
                  Strategy
                  Project
Denmark           National Air    Cash          --          --         120            353      1 000       831          --
                  Quality
                  Project
Denmark           Knowfish        Cash          --          --          60             60         --        --          --
                  Project
USA               Marine Living   Cash         587          --          --             --         --        --          --
                  Resources
United Nations    Hazardous       Cash          --         250         270            300        300       300          --
                  Materials
                  Programme
USA               Youth           Cash         490         370          --             --         --        --          --
                  Development
                  Network Trust
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                       53 683      28 397      20 706         27 817     15 698     7 838          --
----------------------------------------------------------------------------------------------------------------------------

                                      Vote 27: Environmental Affairs and Tourism

TABLE 27. E SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

----------------------------------------------------------------------------------------------------------------------------
DESCRIPTION         SERVICE DELIVERY OUTPUTS                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                         -----------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05        2005/06    2006/07   2007/08     2008/09
----------------------------------------------------------------------------------------------------------------------------

OTHER LARGE INFRASTRUCTURE PROJECTS
(OVER R20 MILLION)

Marion Base Building Project                      --    29 326      64 364         46 700         --        --          --
Lubombo Project                                   --        --          --             --      6 500    20 000      30 000

GROUPS OF SMALL PROJECTS OR PROGRAMMES

Blyde National Park                               --        --          --          1 000      1 400     4 741       4 468
Pondoland                                         --        --          --             --      3 729     3 915       4 072

INFRASTRUCTURE TRANSFERS TO OTHER
SPHERES, AGENCIES AND DEPARTMENTS

Marine Living Resource                            --        --       9 000         14 000     15 000        --          --
Fund: Langebaan Coastal
Erosion
Marine Living Resource                            --        --          --         33 302     46 947    25 000      27 400
Fund: Research Vessel
Replacement
Marine Living Resource                       147 000   151 000      86 000             --         --        --          --
Fund: Patrol Vessel
Acquistion
Marine Living Resource                        30 000    35 000      15 000             --         --        --          --
Fund: Harbour Infrastructure
Infrastructure Development:                       --        --          --             --      4 200    21 000      30 000
Greater St Lucia Wetland
Park Authority
Infrastructure Development:                   38 000    32 000      41 000         41 000     41 000    71 000      74 550
South African National Parks
Road Subsidy: South African                   12 000    12 000      12 000         12 000     12 000    12 000      12 000
National Parks
Tourism Facilities: South                         --        --          --             --     29 000   157 900     202 600
African National Parks
Infrastructure Development:                   10 000    10 000      10 000         10 000     10 000    10 000      10 000
South African National
Biodiversity Institute
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                        237 000   269 326     237 364        158 002    169 776   325 556     395 090
----------------------------------------------------------------------------------------------------------------------------

2006 Estimates of National Expenditure

                                                                         VOTE 28

HOUSING

---------------------------------------------------------------------------------------------------
                                              2006/07                  2007/08             2008/09
R THOUSAND                               TO BE APPROPRIATED
---------------------------------------------------------------------------------------------------

MTEF ALLOCATIONS                             6 860 883               8 575 608           9 450 890
 OF WHICH:
 Current payments                              373 512                 571 399             683 976
 Transfers and subsidies                     6 483 438               7 997 441           8 758 866
 Payments for capital assets                     3 933                   6 768               8 049
---------------------------------------------------------------------------------------------------
STATUTORY AMOUNTS                                  --                      --                 --
---------------------------------------------------------------------------------------------------
Executive authority                  Minister of Housing
Accounting officer                   Director-General of Housing
---------------------------------------------------------------------------------------------------

AIM

The aim of the Department of Housing is to determine, finance, promote, co-ordinate, communicate and monitor the implementation of policy for housing and human settlements.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide strategic leadership and administrative and management support services to the department. Promote and facilitate the flow of information between the department and its stakeholders.

PROGRAMME 2: POLICY, PLANNING AND RESEARCH

Develop sound national human settlement and housing policies, supported by research and underpinned by an appropriate legislative framework.

PROGRAMME 3: PROGRAMME MANAGEMENT

Manage national housing and human settlement programmes to enable, support and promote the implementation of housing and human settlement projects.

PROGRAMME 4: HOUSING SECTOR PERFORMANCE AND EQUITY

Monitor and assess the implementation, performance and impact of national housing policies and programmes, and eradicate discrimination and unfair practices in the provision of housing and housing finance.

PROGRAMME 5: HOUSING DEVELOPMENT FUNDING

Fund national housing and human settlement programmes in terms of the Housing
Act (1997).

                                                                             641

2006 Estimates of National Expenditure

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

In line with government's constitutional responsibility to ensure that every
South African has access to adequate housing, the Department of Housing aims to guarantee that there is a supply of affordable permanent residential structures, with secure tenure, and which give access to basic services, privacy and protection against the elements. Following an intensive housing policy review and consultation process, including a national housing summit in November 2003, the Minister of Housing presented the comprehensive plan for the development of sustainable human settlements to Cabinet in September 2004. The plan builds on existing housing policy articulated in the 1994 White Paper on Housing, but shifts the strategic focus from simply ensuring the delivery of affordable housing to making sure that housing is delivered in settlements that are both sustainable and habitable. The strategic priorities in the comprehensive housing plan are to:

o     accelerate housing delivery

o     improve the quality of housing products and environments to ensure asset creation

o     ensure a single, efficient formal housing market

o     restructure and integrate human settlements.

Despite the delivery of 1 831 000 new subsidised houses between 1994 and March
2005, with a further 57 065 sites serviced and 52 548 houses built between April and September 2005, the housing backlog has continued to grow. To accelerate housing delivery, the department has started simplifying the administration of housing subsidies by: collapsing the income qualification categories so that all qualifying households now receive the same housing subsidy amount; extending the reach of the housing programme by allowing households earning up to R7 000 per month (up from R3 500 per month) to qualify for housing subsidies; and upgrading informal settlements.

The comprehensive housing plan is being implemented through nine pilot projects, one in each province. The pilot projects will improve the living conditions of
103 000 households in informal settlements. The informal settlement upgrading projects provide for phased, area-based development as well as funding community participation and project management as an integral part of housing projects.
The goal of eradicating or upgrading all informal settlements by 2014/15, is the plan's prime target.

In order to achieve the comprehensive housing plan's objectives in the medium term, a set of interventions is proposed as the department's strategic agenda for the medium term. These include:

Improving the national housing subsidy scheme

To address the objectives of accelerating housing delivery and promoting the development of a single functioning housing market, the department will introduce a new credit-linked subsidy to promote access to mortgage finance. The subsidy has been designed in partnership with the financial services sector, and will constitute government support for the achievement of the lending targets for affordable housing defined in the financial services charter.

Recognising the potential for achieving urban efficiency and renewal by constructing subsidised social and rental housing, the department has completed a new social housing policy. The policy will be implemented through the establishment of the Social Housing Regulatory Authority, new grants for social housing institutions to develop, hold and manage the envisaged housing stock, and new capital subsidies for the construction of the social housing stock.

Improving partnerships with the private sector and other housing stakeholders

In addition to introducing a new subsidy to encourage private lending in the affordable housing sector, the department will continue to engage the financial services sector to support the

                                                                Vote 28: Housing

development of new housing finance products (including affordable fixed rate mortgages) and government-funded insurance against losses on loans for affordable housing.

To ensure that private developers and contractors are able to run profitable businesses while building affordable housing, the department will revise the project-linked housing subsidy scheme to introduce greater flexibility in the phasing of projects and streamline the progress payment system.

In recent years, the number of NGOs that are active in the housing sector has declined, mostly as a result of declining levels of donor funding. In 2005, the
Urban Sector Network was dissolved and many of its former affiliates have since been disbanded. This reduces institutional capacity in the sector and weakens housing delivery outcomes because of the absence of advocacy and community consultation capacity. In the medium term, the department will redefine the support and funding provided through the Peoples' Housing Partnership Trust to ensure that nongovernmental partners in housing delivery are strengthened.

Improving the capacity to deliver and administer and regulate housing delivery

Having identified provincial and municipal capacity constraints as a barrier to accelerating housing delivery, the department will provide provinces and municipalities with housing project planning, management and implementation support. This will be achieved by repositioning Thubelisha Homes as a departmental agency that is able to provide provinces and municipalities with technical assistance and expertise in unblocking housing delivery bottlenecks and preparing fast-track emergency housing projects for funding by the province.

The department will also prioritise capacity-building initiatives, such as the programme to accredit municipalities to administer national housing programmes.
Additional funding of R180 million over the medium term has been allocated to support the accreditation of municipalities.

To promote inter- and intra-governmental co-ordination and planning alignment, the department is reviewing the planning required of provincial housing departments and municipalities, with a view to streamlining and aligning various complementary budget and development planning processes.

To make sure that all public resources are efficiently employed, the Minister of
Housing will redefine the mandates of some of the public entities reporting to her, including the National Homebuilders Registration Council, the National
Housing Finance Corporation and the Social Housing Foundation.

EXPENDITURE ESTIMATES

TABLE 28.1 HOUSING
-----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                                 ADJUSTED      REVISED
                                          AUDITED OUTCOME            APPROPRIATION     ESTIMATE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                ---------------------------------------------------------------------------------------------------
R thousand                        2002/03      2003/04      2004/05        2005/06                   2006/07    2007/08     2008/09
-----------------------------------------------------------------------------------------------------------------------------------

1.  Administration                 44 518       53 592       90 230        108 674      108 674       99 668    133 972     154 595
2.  Policy, Planning                8 231       11 140       21 199         24 634       24 634       26 112     43 420      45 591
    and Research
3.  Programme                     192 917      118 221      125 428         87 461       87 461       69 893    114 087     119 792
    Management
4.  Housing Sector                137 945       96 340       93 275        200 016      183 016      196 564    155 048     147 838
    Performance and
    Equity
5.  Housing                     3 834 484    4 280 662    4 478 291      4 851 724    4 851 724    6 468 646  8 129 081   8 983 074
    Development
    Funding
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                           4 218 095    4 559 955    4 808 423      5 272 509    5 255 509    6 860 883  8 575 608   9 450 890
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                              80 797       63 797      807 420  1 208 033   1 508 644
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             643

2006 Estimates of National Expenditure

TABLE 28.1 HOUSING (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          ADJUSTED      REVISED
                                          AUDITED OUTCOME            APPROPRIATION     ESTIMATE    MEDIUM-TERM EXPENDITURE ESTIMATE
                                ---------------------------------------------------------------------------------------------------
R thousand                        2002/03      2003/04      2004/05             2005/06              2006/07    2007/08     2008/09
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                  117 655      128 812      147 532        249 712      249 712      373 512    571 399     683 976
                                ---------------------------------------------------------------------------------------------------
Compensation of                    35 633       39 885       50 449         82 997       82 997       99 981    141 828     163 925
employees
Goods and services                 53 919       61 123       97 083        166 715      166 715      273 531    429 571     520 051
of which:
Communication                       2 108        3 021        2 987          4 687        4 687        3 289      4 106       4 377
Computer Services                  17 089       17 229       17 632         25 811       25 811       30 552     40 307      39 299
Consultants, contractors           12 053       13 522       19 146         70 927       70 927      175 627    290 710     369 443
and special services
Inventory                           2 036        2 323        5 448          4 587        4 587        4 337      6 194       7 012
Operating leases                    4 965        5 574        6 320          6 837        6 837        7 420      8 033       8 644
Travel and subsistence              4 658        6 305       10 826         18 781       18 781       13 846     27 846      31 228
Audit Fees                          1 775        2 203        1 285          3 177        3 177        3 544      3 721       4 011
Interest and rent on land          28 095       27 804           --             --           --           --         --          --
Financial transactions in               8           --           --             --           --           --         --          --
assets and liabilities
                                ---------------------------------------------------------------------------------------------------
TRANSFERS AND                   4 098 539    4 427 609    4 650 621      5 017 836    5 000 836    6 483 438  7 997 441   8 758 866
SUBSIDIES
                                ---------------------------------------------------------------------------------------------------
Provinces and                   3 906 781    4 355 359    4 589 286      4 868 362    4 868 362    6 350 159  7 937 946   8 721 382
municipalities
Departmental agencies             186 853       70 613       60 915        148 958      131 958      133 206     59 416      37 398
and accounts
Public corporations and             4 847        1 576          355            411          411           --         --          --
private enterprises
Foreign governments and                58           61           65             69           69           73         79          85
international
organisations
                                ---------------------------------------------------------------------------------------------------
Households                             --           --           --             36           36           --         --          --
                                ---------------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL                1 901        3 534       10 270          4 961        4 961        3 933      6 768       8 049
ASSETS
                                ---------------------------------------------------------------------------------------------------
Machinery and                       1 901        3 534       10 270          4 961        4 961        3 933      6 768       8 049
equipment
                                ---------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                           4 218 095    4 559 955    4 808 423      5 272 509    5 255 509    6 860 883  8 575 608   9 450 890
-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Total expenditure more than doubles, from R4,2 billion in 2002/03 to R9,5 billion in 2008/09. The average annual growth rate of 7,7 per cent between
2002/03 and 2005/06 is set to accelerate to 21,5 per cent from 2005/06 to
2008/09.

The Housing Development Funding programme accounts for the largest portion of expenditure (92,6 per cent in 2005/06), as it accommodates the integrated housing and human settlement development conditional grant to provinces. This programme will experience the most significant growth, at an average of 22,5 per cent per year between 2005/06 and 2008/09, reflecting the strategic priority of accelerating housing delivery. The growth is driven by significant additional allocations totalling R4 billion for informal settlement upgrading and R1,2 billion for the introduction of credit-linked subsidies in the 2005 and 2006 budgets. Apart from the increases in the conditional grant, growth is also a result of additional funding for implementing the new social housing programme.

The previous Housing Sector Performance and Housing Equity programmes have been consolidated into the single Housing Sector Performance and Equity programme.
Expenditure in

                                                                Vote 28: Housing

this new programme declined between 2002/03 and 2003/04, because the housing and urbanisation information system was completed and transfer payments to and on behalf of institutions such as the South African Housing Trust were phased out.
Expenditure is set to grow to R196,6 million in 2006/07, and then drop by 13,3 per cent to R147,8 million in 2008/09. This is largely due to the rationalisation and planned closure of public entities reporting to the Minister of Housing, including Servcon Housing Solutions and the Social Housing
Foundation. Expenditure in the Programme Management programme declines between
2005/06 and 2006/07, because the human settlement redevelopment grant has been consolidated with the housing subsidy grant in the Housing Development Funding programme.

Transfer payments make up a large portion of total expenditure. The step up in the integrated housing and human settlement grant to provinces translates into average annual growth of 21,5 per cent in transfers between 2005/06 and 2008/09.
There have been significant increases in compensation of employees, which is expected to rise from R35,6 million in 2002/03 to R163,9 million in 2008/09, a growth rate of 29 per cent. This is because the department has been restructured and expanded through the addition of 128 posts (from 276 in 2002/03 to an anticipated 404 in 2008/09) to ensure that the comprehensive housing plan for the development of sustainable human settlements is successfully implemented.
Expenditure on goods and services increased significantly, from R53,9 million in
2002/03 to R156,0 million in 2005/06, to accommodate the increase in the number of employees.

DEPARTMENTAL RECEIPTS

Departmental receipts are projected to be R484 000 in 2006/07. Receipts come largely from financial transactions (recovery of loans and advances), but also include interest earned on housing subsidies, sales of publications and other sales. In 2003/04, the department had unusually high receipts because of the sale of assets associated with the closure of the South African Housing Trust.

TABLE 28.2 DEPARTMENTAL RECEIPTS
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION         MEDIUM-TERM RECEIPTS ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                        1 487      49 618        5 782            971           484          508          548
                                          ----------------------------------------------------------------------------------------
Sales of goods and services                    473          --           67             53            60           63           68
produced by department
Interest, dividends and rent on land             2          --            3              1             4            4            4
Sales of capital assets                         --      49 077        5 464             --            --           --           --
Financial transactions in assets and         1 012         541          248            917           420          441          475
liabilities
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                        1 487      49 618        5 782            971           484          508          548
----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration provides the department with strategic leadership, and administrative and management support services.

The panel of advisors appointed by the minister in terms of the Housing
Amendment Act (2001) is funded through the Minister subprogramme. The Management subprogramme includes the special investigative task team responsible for investigating allegations of maladministration, irregularities, fraud and theft related to the implementation of national housing programmes . Expenditure has been adjusted for 2002/03 to 2005/06. A new subprogramme, Property Management, has been introduced for the accommodation funds devolved from the Department of
Public Works.

                                                                             645

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 28.3 ADMINISTRATION
----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

Minister (1)                                1 876        2 602        2 789            836           887          934          981
Management                                  4 264        3 751        9 417          5 622         5 959        9 257       13 435
Corporate Services                         33 413       41 665       71 704         95 379        85 402      115 748      131 535
Property Management                         4 965        5 574        6 320          6 837         7 420        8 033        8 644
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      44 518       53 592       90 230        108 674        99 668      133 972      154 595
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      24 937         7 422       36 024       49 007
----------------------------------------------------------------------------------------------------------------------------------

1 Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS                           43 896       51 592       82 621        105 601        97 362      131 666      151 109
                                          ----------------------------------------------------------------------------------------
Compensation of employees                  16 994       21 385       29 006         41 695        43 725       57 012       64 295
Goods and services                         26 894       30 207       53 615         63 906        53 637       74 654       86 814
of which:
Communication                               1 659        2 676        2 688          3 535         2 326        2 442        2 632
Computer Services                           2 093        2 235        2 233          1 971         1 995        2 095        2 258
Consultants, contractors and                6 015        4 770       10 128         15 579        12 028       18 858       19 872
special services
Inventory                                   1 711        1 751        4 638          2 659         2 452        2 574        3 775
Operating leases                            4 965        5 574        6 320          6 837         7 420        8 033        8 644
Travel and subsistence                      3 208        4 297        8 184         13 246         7 654       15 779       18 386
Audit Fees                                  1 775        2 203        1 285          3 176         3 544        3 721        4 011
Financial transactions in assets                8           --           --             --            --           --           --
and liabilities
                                          ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                        56           65           83            242           110           --           --
                                          ----------------------------------------------------------------------------------------
Provinces and municipalities                   56           65           83            206           110           --           --
Households                                     --           --           --             36            --           --           --
                                          ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                   566        1 935        7 526          2 831         2 196        2 306        3 486
                                          ----------------------------------------------------------------------------------------
Machinery and equipment                       566        1 935        7 526          2 831         2 196        2 306        3 486
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      44 518       53 592       90 230        108 674        99 668      133 972      154 595
-----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure has increased significantly, from R44,5 million in 2002/03 to R108,7 million in 2005/06. This is because of the introduction of new functions, the incorporation of the communications function into the Corporate Services subprogramme in 2003/04, and the appointment of new advisors to the minister.
Expenditure is expected to continue to grow over the next three years, rising to
R154,6 million in 2008/09 at an average annual rate of 16,8 per cent. This will be driven largely by the increased staff complement and the expansion of the international co-operation, risk management and special investigation functions.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Housing received the following amounts: R7,4 million in 2006/07, R8 million in
2007/08 and R8,6 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

                                                                Vote 28: Housing

PROGRAMME 2: POLICY, PLANNING AND RESEARCH

The purpose of the Policy, Planning and Research programme is to develop and manage sound national human settlement and housing policies and legislative frameworks, supported by a responsive research agenda. There are five subprogrammes:

o     National Housing Policy and Strategy does analysis and develops housing policy.

o     Housing Framework Legislation drafts the legislation required to implement approved housing policy and strategies and monitors compliance with housing legislation.

o     Human Settlement Policy and Integration focuses on sustainable urban and rural human settlement development policy.

o     Research initiates, undertakes and manages research on housing and human settlements.

o     Contributions makes contributions to the Habitat Foundation, to support the work of the UN Human Settlements Programme.

EXPENDITURE ESTIMATES

TABLE 28.4 POLICY, PLANNING AND RESEARCH
----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

National Housing Policy and Strategy        3 222        4 841       14 136          6 889         7 289       11 653       12 234
Housing Framework Legislation               1 747        1 572        1 595          3 556         3 493        7 668        8 051
Human Settlement Policy and Integration     3 204        3 367        3 224          9 544        10 057       14 560       15 288
Research                                       --        1 299        2 179          4 576         5 200        9 460        9 933
Contributions                                  58           61           65             69            73           79           85
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       8 231       11 140       21 199         24 634        26 112       43 420       45 591
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                          --            --       16 002       16 035
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            7 738       10 786       20 669         23 753        25 638       41 273       43 493
                                          ----------------------------------------------------------------------------------------
Compensation of employees                   5 384        5 800        5 985          9 473        10 072       16 538       19 868
Goods and services                          2 354        4 986       14 684         14 280        15 566       24 735       23 625
of which:
Consultants, contractors and special          355        1 736        1 695          6 619         7 020       10 796       10 284
services
Travel and subsistence                        699          808        1 236          2 516         2 770        2 791        2 922
Other                                       1 053        2 182       11 085          4 093         4 580        9 782        8 992
                                          ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                        74           78           83            116            98           79           85
                                          ----------------------------------------------------------------------------------------
Provinces and municipalities                   16           17           18             47            25           --           --
Foreign governments and international          58           61           65             69            73           79           85
organisations
                                          ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                   419          276          447            765           376        2 068        2 013
                                          ----------------------------------------------------------------------------------------
Machinery and equipment                       419          276          447            765           376        2 068        2 013
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       8 231       11 140       21 199         24 634        26 112       43 420       45 591
----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure has been growing rapidly, increasing from R8,2 million in 2002/03 to
R24,6 million in 2005/06, at an average annual rate of 44,1 per cent. The particularly sharp increases between 2003/04 and 2005/06 reflect funding for the introduction of the new Research subprogramme, with resultant increases in expenditure on compensation of employees and goods and services, and the hosting of the African ministers' conference, held in February 2005, at a cost of nearly

                                                                             647

2006 Estimates of National Expenditure

R12 million. Expenditure is expected to increase sharply to R43,4 million in
2007/08 to fund a new policy implementation support function and strengthen the research unit.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

National housing policy The department intended to complete a special housing needs assistance programme and a multi-year national housing development programme during 2005/06. The special housing needs assistance programme has not been completed, but progress was made in aligning provincial housing development plans (required in terms of the Housing Act (1997) as amended) with the strategic plans that are required from provincial sector departments.

In addition to improving housing plans, the department undertook policy development that will improve housing delivery. A manual articulating new policy on the variation of the housing subsidy amount and a policy and programme to facilitate housing development to support the labour tenant strategy were completed.

New housing legislation

The Social Housing Bill, which aims to promote a sustainable social housing environment and regulate the social housing sector by establishing the new
Social Housing Regulatory Authority, has been finalised, and should be submitted to Parliament in 2006.

The Housing Amendment Bill, which aims to align the act with the latest funding arrangements, has been completed, and will also be submitted to Parliament in
2006.

Sustainable human settlements

The rural housing task team considered a draft farm worker housing policy and defined off-farm housing options to cater for the housing needs of farm workers in intensive farming areas. Further work is being done to define government support for on-farm housing. In the meantime, a pilot programme for farm worker housing is being implemented in areas where it is possible and desirable to subdivide land.

Research

In 2005, the international seminar on housing research created a platform for internationalising progressive development policy driven by the needs and imperatives of the South (India, Brazil and South Africa), and provided guidance for a research agenda. The research agenda was launched in January 2006, and is intended to provide the basis for dialogue between key public, private, and community-based stakeholders in the South African housing sector and to provide the research direction for 2005/06-2007/08 going forward.

The department is not directly involved in any research in the science and technology field, although it has close ties with research institutions such as the Council for Scientific and Industrial Research and has funded research on environmentally sound building technology and mainstreaming indigenous home-building methods, such as clay brick construction.

                                                                Vote 28: Housing

SELECTED MEDIUM-TERM OUTPUT TARGETS

POLICY, PLANNING AND RESEARCH

MEASURABLE OBJECTIVE: Adequate housing for all South Africans by 2024, through policy, legislation and research that enables housing delivery in sustainable human settlements.

-----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                        OUTPUT                                       MEASURE/ INDICATOR              TARGET
-----------------------------------------------------------------------------------------------------------------------------

National Housing Policy and         Special housing needs assistance policy      Approved policy                 October 2006
Strategy

                                    Policy for the renovation of old housing     Approved policy                 December 2006
                                    stock
-----------------------------------------------------------------------------------------------------------------------------
Housing Framework Legislation       Less Formal Township Establishment           Promulgated Amendment Act       June 2006
                                    Amendment Bill

                                    Rental Housing Amendment Bill                Promulgated Amendment Act       September 2006

                                    Social Housing Billl                         Promulgated Act                 November 2006

                                    Prevention of Illegal Eviction from and      Promulgated Amendment Act       December 2006
                                    Unlawful
                                    Occupation of Land Amendment Bill

                                    Residential Development Bill                 Promulgated Act                 July 2007
-----------------------------------------------------------------------------------------------------------------------------
Human Settlement Policy and         Policy on interventions for water            Approved policy                 October 2006
Integration                         efficient housing

                                    Policy for the maintenance and               Approved policy                 October 2006
                                    demolition of asbestos houses
-----------------------------------------------------------------------------------------------------------------------------
Research                            Research agenda 2005/06 - 2007/08            Research agenda completed and   January 2006
                                                                                 approved

                                    Web-based research network                   Launch of web-based research    July 2006
                                                                                 network
-----------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: PROGRAMME MANAGEMENT

The Programme Management programme manages national housing and human settlement programmes. There are four subprogrammes:

o     National Housing Subsidy Scheme manages, develops and maintains the
      National Housing Subsidy Scheme, including ownership, informal land rights, social housing, rental, credit-linked and special needs subsidy programmes, and the phasing out of old subsidy schemes.

o     Capacity Building helps to build capacity for housing administration and delivery in municipalities and provinces and to educate housing consumers to promote sustainable housing delivery.

o     Special Programmes Support manages special housing and human settlement programmes and provides funding for special initiatives.

o     Phasing Out of Subsidy Programmes administers the housing subsidy programmes of the previous government until they are phased out in 2006.

EXPENDITURE ESTIMATES

TABLE 28.5 PROGRAMME MANAGEMENT
----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

National Housing Subsidy Scheme             3 826        3 573        4 421          7 795         8 563       15 391       16 161
Capacity Building                           2 460        3 145        3 512         51 569        57 557       90 334       94 851
Special Programmes Support                181 784      109 927      117 140         27 686         3 773        8 362        8 780
Phasing Out of Subsidy Programmes           4 847        1 576          355            411            --           --           --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     192 917      118 221      125 428         87 461        69 893      114 087      119 792
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      (7 600)           --       17 200       15 348
----------------------------------------------------------------------------------------------------------------------------------

                                                                             649

2006 Estimates of National Expenditure

TABLE 28.5 PROGRAMME MANAGEMENT (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                            6 704        7 555        9 222         62 185        69 502      113 696      119 385
                                          ----------------------------------------------------------------------------------------
Compensation of employees                   4 174        4 152        5 809         11 600        20 160       30 168       32 371
Goods and services                          2 530        3 403        3 413         50 585        49 342       83 528       87 014
of which:
Consultants, contractors and special        1 340        1 692        2 037         43 670        38 785       67 639       71 638
services
Travel and subsistence                        286          648          457            868           877        4 780        5 172
Other                                         736          888          813          5 536         9 172        9 472        8 556
                                          ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                   185 860      110 589      115 913         24 903            20           --           --
                                          ----------------------------------------------------------------------------------------
Provinces and municipalities              106 013      109 013      115 558         24 492            20           --           --
Departmental agencies and accounts         75 000           --           --             --            --           --           --
Public corporations and private             4 847        1 576          355            411            --           --           --
enterprises
                                          ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                   353           77          293            373           371          391          407
                                          ----------------------------------------------------------------------------------------
Machinery and equipment                       353           77          293            373           371          391          407
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     192 917      118 221      125 428         87 461        69 893      114 087      119 792
----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------------
PROVINCES

CAPITAL                                   106 000      109 000      115 540         24 396            --           --           --
                                          ----------------------------------------------------------------------------------------
Human Settlement Grant and                106 000      109 000      115 540         24 396            --           --           --
Redevelopment Grant
                                          ----------------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                                    75 000           --           --             --            --           --           --
                                          ----------------------------------------------------------------------------------------
National Housing Finance Corporation:      75 000           --           --             --            --           --           --
Presidential Job Summit: Rental Housing
                                          ----------------------------------------------------------------------------------------
PUBLIC CORPORATIONS
CURRENT                                     4 847        1 576          355            411            --           --           --
                                          ----------------------------------------------------------------------------------------
Financial Institutions (First time          4 847        1 576          355            411            --           --           --
homebuyers subsidy)
----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure declined between 2002/03 and 2004/05, from R192,9 million to R125,4 million. This was because of the once-off allocation for the presidential job summit pilot project on rental housing, which received a final transfer of R75 million in 2002/03 under the Special Programmes Support subprogamme. There was also a decrease in expenditure on the first-time homebuyers interest subsidy scheme, reflected under the Phasing Out of Subsidy Programmes subprogramme, which was phased out in 2005/06. Funding for the human settlement redevelopment programme, under the Special Programmes Support subprogramme, was also discontinued in 2005/06, with this allocation being consolidated into the conditional grant under the Housing Development Funding programme. As a result, transfers, which took most expenditure until 2004/05, taper off dramatically, from R115,9 million in 2004/05 to R24,9 million in 2005/06.

Expenditure declines to R69,9 million in 2006/07 and then rises again to R119,8 million in 2008/09, due to the project-based allocations for goods and services, particularly the allocation of additional amounts of R50 million in 2006/07 and
R80 million in 2007/08 for the accreditation of municipalities. This additional funding results in an increase in expenditure on the Capacity Building subprogramme from R51,6 million in 2005/06 to R94,9 million in 2008/09, an average annual increase of 22,5 per cent.

                                                                Vote 28: Housing

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Human settlement redevelopment programme

During 2004/05, 187 projects to improve dysfunctional human settlements were funded. All the human settlement redevelopment programme grant funds were transferred to provinces during 2004/05, and the full 2005/06 allocation was committed to projects that met the funding criteria. It is expected that these projects will be completed over the next two financial years.

Rental housing

Phase 1A of the job summit project on rental housing delivered 1 131 units in
Mpumalanga, 512 units in Gauteng and 300 units in KwaZulu-Natal. The programme framework was extensively revised to ensure that the identified projects mobilise private sector resources and transfer risk to the private sector through public private partnerships.

Improved subsidy mechanisms

A number of new or improved subsidy mechanisms and implementation guidelines were developed during 2005/06.

The new technical norms and standards for redeveloping hostels into family units were approved. An investigation to include all subsidy instruments under the
National Home Builders Registration Council warranty scheme was completed.
Guidelines for upgrading informal settlements and providing housing in emergency circumstances were completed. Guidelines for introducing a new individual credit-linked subsidy and new capital grants for social housing were approved.

Education and training

During 2004/05, a further seven students were given bursaries for housing-related courses at universities and technikons. The department presented
53 housing courses during 2005/06 attended by 2 173 participants. In partnership with ABSA, a radio programme based on the development housing consumer education generic modules, Homey2Homey, has been developed, and will be broadcast in six languages.

SELECTED MEDIUM-TERM OUTPUT TARGETS

PROGRAMME MANAGEMENT

MEASURABLE OBJECTIVE: Increase access to and improve the delivery of adequate housing in sustainable human settlements by effectively providing officials with systems, knowledge, skills, guidance and funding.

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                   OUTPUT                                   MEASURE/INDICATOR                       TARGET
----------------------------------------------------------------------------------------------------------------------------------

National Housing Subsidy       Improved housing subsidy schemes         Guidelines for new social housing       August 2006
Scheme                                                                  capital subsidy instruments approved
                                                                        by the minister and members of the
                                                                        provincial executive councils
                                                                        (housing MinMEC)

                                                                        Number of municipalities receiving      50 municipalities
                                                                        technical assistance for emergency
                                                                        housing response projects
----------------------------------------------------------------------------------------------------------------------------------
Capacity Building              Provincial and municipal capacity for    Approved provincial business plans      December 2006
                               administering and managing housing       for housing capacity-building
                               subsidy schemes

                                                                        Number of participants attending        2 000 participants
                                                                        courses presented by the department     per year

                                                                        Number of municipalities accredited     10 municipalities
----------------------------------------------------------------------------------------------------------------------------------

                                                                             651

2006 Estimates of National Expenditure

--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                     OUTPUT                           MEASURE/INDICATOR                    TARGET
--------------------------------------------------------------------------------------------------------------------------------

Special Programmes Support       Human settlement redevelopment   Percentage of human settlement       80% of remaining projects
                                 programme projects               redevelopment programme projects     finalised by March 2007
                                                                  finalized                            All projects completed by
                                                                                                       December 2007
--------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: HOUSING SECTOR PERFORMANCE AND EQUITY

Housing Sector Performance monitors and assesses government's national housing policies and programmes. There are seven subprogrammes:

o     Policy and Programme Monitoring assesses the implementation of national housing policy and programmes, and the impact of these on beneficiaries, the environment and the three spheres of government.

o     Information Management provides integrated business information and maintains national housing databases and information systems.

o     Industry Analysis monitors and analyses the impact of government's housing policy and programmes on the construction sector, the financial sector and the economy.

o     Development Finance is a new subprogramme that has been introduced to monitor trends, impacts and patterns in housing and investment finance against government's development programmes.

o     Housing Institutions monitors the performance of housing institutions reporting to the Minister of Housing. These include: National Housing
      Finance Corporation, Servcon Housing Solutions (Pty) Ltd, Peoples' Housing
      Partnership Trust, Social Housing Foundation, National Home Builders'
      Registration Council, Thubelisha Homes, the National Urban Reconstruction
      and Housing Agency, and the Rural Housing Loan Fund.

o     Housing Equity aims to eradicate discrimination and unfair practices to do with access to housing finance, by implementing and administering the Home
      Loan and Mortgage Disclosure Act (2000) and regulations through the Office of Disclosure.

o     Contributions administers the transfer payments to the housing institutions.

EXPENDITURE ESTIMATES

TABLE 28.6 HOUSING SECTOR PERFORMANCE AND EQUITY
----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION        MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

Policy and Programme Monitoring             6 020        4 130        7 755          6 577         6 749       12 086       14 690
Information Management                     17 848       18 117       19 491         34 331        41 525       54 141       58 678
Industry Analysis                           2 188        2 862        2 772          6 011         3 337        7 861       10 254
Development Finance                            --           --           --             --         2 725        7 862       10 254
Housing Institutions                           --           --          633         41 650         2 484        7 061        9 414
Housing Equity                                 36          618        1 709          2 449         6 306        6 621        7 150
Contributions                             111 853       70 613       60 915        108 998       133 438       59 416       37 398
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     137 945       96 340       93 275        200 016       196 564      155 048      147 838
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      63 460            --      (63 193)     (87 426)
----------------------------------------------------------------------------------------------------------------------------------

                                                                Vote 28: Housing

TABLE 28.6 HOUSING SECTOR PERFORMANCE AND EQUITY (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION        MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                           25 607       24 534       30 710         50 245        62 502       93 827      108 511
                                          ----------------------------------------------------------------------------------------
Compensation of employees                   7 510        6 699        8 167         17 780        23 423       34 831       43 856
Goods and services                         18 097       17 835       22 543         32 465        39 079       58 996       64 655
of which:
Computer Services                          14 763       14 326       15 067         23 485        28 141       37 757       36 091
Consultants, contractors and special          815        1 568        2 977          1 453         3 829        8 754       12 622
services
Travel and subsistence                        411          464          857          1 736         2 170        3 634        3 819
                                          ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                   111 870       70 633       60 940        149 069       133 261       59 416       37 398
                                          ----------------------------------------------------------------------------------------
Provinces and municipalities                   17           20           25            111            55           --           --
Departmental agencies and accounts        111 853       70 613       60 915        148 958       133 206       59 416       37 398
                                          ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                   468        1 173        1 625            702           801        1 805        1 929
                                          ----------------------------------------------------------------------------------------
Machinery and equipment                       468        1 173        1 625            702           801        1 805        1 929
                                          ----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     137 945       96 340       93 275        200 016       196 564      155 048      147 838
----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                                   111 853       70 613       60 915        148 958       133 206       59 416       37 398
                                          ----------------------------------------------------------------------------------------
National Housing Finance Corporation           --           --           --              1             1            1            1
SERVCON Housing Solutions                  55 183       49 969       38 554         33 879        60 000           --           --
South African Housing Trust                39 323           --           --             --            --           --           --
Social Housing Foundation                  17 347       11 000       21 047         20 578        19 205       20 165       21 738
National Urban Reconstruction and              --        9 644        1 314         23 500        21 000       22 000           --
Housing Agency
People's Housing Partnership Trust             --           --           --          5 000         5 000        5 250        5 660
Thubelisha Homes                               --           --           --         66 000        28 000       12 000       10 000
----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure fell from R137,9 million in 2002/03 to R93,3 million in 2004/05.
Much of the programme is made up of transfer payments, largely to the housing institutions, and the rationalisation of these entities has driven the decline in expenditure. In 2002/03, the South African Housing Trust was disestablished, and in 2006/07 Servcon Housing Solutions, a joint venture between government and the banking industry to manage the disposal of properties owned by banks, will complete its mandate and be delisted as a national public entity.

From 2004/05, expenditure rises to R200 million in 2005/06. This growth is driven by the new transfers to Thubelisha Homes and the National Urban
Reconstruction and Housing Agency (Nurcha). Nurcha is expanding its lending to emerging contractors and developers through a new loan from the Soros Economic
Development Foundation that is to be matched by grant funding from the
Department of Housing. Nurcha will receive R66,5 million between 2005/06 and
2007/08.

In addition to the increase in transfers, compensation of employees is set to grow significantly, from R8,2 million in 2004/05 to R43,9 million in 2008/09.
This is partly because of the expansion of the Office of Disclosure (previously under a separate programme), incorporated under the new Housing Equity subprogramme, and partly because of a rapid increase in the number of employees under the Housing Institutions subprogramme to strengthen and expand the monitoring function.

                                                                             653

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

During 2005/06, in addition to meeting all its targets for producing quarterly reports on the performance of national housing programmes and housing institutions, housing subsidy system data, the status of the construction sector, emerging contractor support and the status of the economy and the financial sector, the programme completed a number of targeted studies on subjects such as the impact of the housing subsidy scheme on beneficiary households, the impact of the human settlement redevelopment programme, the participation of beneficiaries in planning housing projects, a review of allocation formula, and the cause and impact of delays in payment for work completed on emerging contractors in the housing market.

A review of housing support institutions' role in supporting the implementation of the comprehensive housing plan was also undertaken. As a result of the review, the minister approved the disestablishment of Servcon Housing Solutions at the end of its mandate in March 2006, the extension of Nurcha and the Rural
Housing Loan Fund, a review of the mandate of Thubelisha Homes, and the establishment of a new Social Housing Regulatory Authority to replace the Social
Housing Foundation.

SELECTED MEDIUM-TERM OUTPUT TARGETS

HOUSING SECTOR PERFORMANCE AND EQUITY

MEASURABLE OBJECTIVE: Improve housing policy and programmes based on the analysis of accurate, strategic and statistically sound information and data from operational and other systems. Increase the level of private sector finance for affordable housing by R20 billion by 2010.

----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME            OUTPUT                                    MEASURE/INDICATOR                              TARGET
----------------------------------------------------------------------------------------------------------------------------------

Policy and Programme    Policy monitoring reports                 Frequency of reports on implementation and     Quarterly reports
Monitoring                                                        performance of national housing programmes
                                                                  and housing institutions

                                                                  Engagement with Statistics SA on data          March 2006
                                                                  required for housing atlas in preparation
                                                                  for 2010 census
----------------------------------------------------------------------------------------------------------------------------------
Industry Analysis       Monitoring reports on the impact of       Frequency of reports on the housing            Quarterly
                        housing policy on various industries      construction sector and the economy
----------------------------------------------------------------------------------------------------------------------------------
Development Finance     Monitoring reports on the impact of       Frequency of reports on trends, impacts and    Quarterly
                        development finance                       patterns in development finance for housing
----------------------------------------------------------------------------------------------------------------------------------
Housing Institutions    Rationalisation of mandates of housing    Delisting of Servcon Housing Solutions and     August 2007
                        support institutions                      the Social Housing Foundation
----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: HOUSING DEVELOPMENT FUNDING

The Housing Development Funding manages the funding of national housing programmes.

In addition to the three existing subprogrammes, the Social Housing Programmes subprogramme has been introduced:

o     Fund Management administers payments of the conditional grant to provinces.

o     Integrated Housing and Human Settlement Development Grant reflects the conditional grant allocation that is transferred to provinces.

o     Interest and Redemption on Private Loans administered the interest payments on liabilities held by the National Housing Development Board and the South African Housing Trust, all of which have been transferred to
      National Treasury.

o     Social Housing Programmes will implement the new social housing policy.
      This includes overseeing the establishment of the Social Housing
      Regulatory Authority, providing subsidies to establish social housing institutions and preparing social housing projects for capital subsidies.

                                                                Vote 28: Housing

EXPENDITURE ESTIMATES

TABLE 28.7 HOUSING DEVELOPMENT FUNDING
----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

Fund Management                             5 715        6 619        4 694          8 244         8 697       11 135       11 692
Integrated Housing and Human            3 800 674    4 246 239    4 473 597      4 843 480     6 349 949    7 937 946    8 721 382
Settlement Development Grant
Interest and Redemption on                 28 095       27 804           --             --            --           --           --
Private Loans
Social Housing Programmes                      --           --           --             --       110 000      180 000      250 000
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   3 834 484    4 280 662    4 478 291      4 851 724     6 468 646    8 129 081    8 983 074
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                          --       799 998    1 202 000    1 515 680
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           33 710       34 345        4 310          7 928       118 508      190 937      261 479
                                        ------------------------------------------------------------------------------------------
Compensation of employees                   1 571        1 849        1 482          2 449         2 601        3 279        3 535
Goods and services                          4 044        4 692        2 828          5 479       115 907      187 658      257 944
of which:
Computer Services                             123          667          331            333           386          405          437
Consultants, contractors and                3 528        3 756        2 309          3 606       113 965      184 663      255 027
special services
Interest and rent on land                  28 095       27 804           --             --            --           --           --
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                 3 800 679    4 246 244    4 473 602      4 843 506     6 349 949    7 937 946    8 721 382
                                        ------------------------------------------------------------------------------------------
Provinces and municipalities            3 800 679    4 246 244    4 473 602      4 843 506     6 349 949    7 937 946    8 721 382
                                        ------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    95           73          379            290           189          198          213
                                        ------------------------------------------------------------------------------------------
Machinery and equipment                        95           73          379            290           189          198          213
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   3 834 484    4 280 662    4 478 291      4 851 724     6 468 646    8 129 081    8 983 074
----------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
----------------------------------------------------------------------------------------------------------------------------------
PROVINCES
CAPITAL                                 3 800 674    4 246 239    4 473 597      4 843 480     6 349 949    7 937 946    8 721 382
                                        ------------------------------------------------------------------------------------------
Integrated Housing and Human            3 800 674    4 246 239    4 473 597      4 843 480     6 349 949    7 937 946    8 721 382
Settlement Development Grant
----------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The Housing Development Funding programme accounts for the bulk of the department's expenditure, as it channels the funds for providing housing and integrated settlements. As a result, the programme consists almost exclusively of transfers, particularly through the Integrated Housing and Human Settlement
Development Grant subprogramme. Expenditure on this subprogramme has increased steadily, and it is expected to grow even faster over the next three years as a result of the additional funds allocated for the implementation of the comprehensive housing plan. Expenditure is expected to increase from R4,9 billion in 2005/06 to almost R9 billion in 2008/09, an average annual increase of 22,5 per cent.

In the 2006 Budget, additional funding of R690 million for 2006/07, R1 billion for 2007/08 and R1,3 billion for 2008/09 was allocated as an addition to the integrated housing and human settlement development grant for the introduction of credit-linked subsidies and for informal settlement upgrading. A further R110 million for 2006/07, R180 million for 2007/08 and R250 million for 2008/09 was allocated for implementing the new social housing policy, resulting in a significant increase in goods and services in 2006/07. This will fund the establishment of the Social Housing Regulatory Authority and social housing project development.

                                                                             655

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

During 2004/05, 241 145 housing subsidies were approved and 217 348 housing units were completed. The cumulative total from April 1994 to March 2006 is approximately 2,6 million housing subsidies approved and 1,831 million housing units built.

During 2004/05, provinces achieved a spending rate of 92 per cent of all funds available (funds available is made up of the annual allocation plus approved rollovers). This means they spent R4,5 billion against a budget of R4,8 billion which includes rollover funds.

The rollover amount in provinces has been reduced from R560 million (13 per cent) in 2003/04 to R375 million (8 per cent) in 2004/05 as a result of interventions by the department to unblock stalled housing projects. Northern
Cape and Mpumalanga even had to slow their spending on housing delivery to avoid overspending on their budgets during 2005/06.

SELECTED MEDIUM-TERM OUTPUT TARGETS

HOUSING DEVELOPMENT FUNDING

MEASURABLE OBJECTIVE: Ensure that expenditure by provinces and municipalities in terms of the integrated housing and human settlement development grant achieves national policy priorities and annual housing delivery commitments as defined in provincial strategic plans, and complies with the Public Finance Management Act
(1999) and Division of Revenue Act requirements.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                       OUTPUT                            MEASURE/INDICATOR                        TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Fund Management                    Accurate expenditure monitoring   Frequency of Division of Revenue Act     Monthly
                                                                     (DORA) conditional grant reports
                                                                     submitted to National Treasury
-----------------------------------------------------------------------------------------------------------------------------------
Integrated Housing and Human       Capital housing funds spent by    Percentage of funds disbursed to         100% per year
Settlement Development Grant       provincial governments            provinces
                                                                     Percentage of funds spent by provinces   At least 95% per year
-----------------------------------------------------------------------------------------------------------------------------------
Social Housing Programmes          Social Housing Regulatory         Social Housing Regulatory Authority      January 2007
                                   Authority                         established

                                                                     Number of social housing projects        4 projects
                                                                     approved for capital grant funding       (10 000 units)
-----------------------------------------------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

SERVCON HOUSING SOLUTIONS (PTY) LTD

Servcon Housing Solutions (Pty) Ltd was established as a result of an agreement between the Department of Housing and the Banking Council (representing participating banks). Servcon is mandated to manage the disposal of properties owned by banks as a result of non-performing loans in selected areas at the cut-off date of 31 August 1997.

Servcon's operational costs are shared equally by commercial banks holding non-performing mortgages, via the Banking Council and the Department of Housing.
By December 2005, Servcon had disposed of 79 per cent of its portfolio of properties (against a target of 100 per cent). The number of properties in the portfolio has declined from 33 322 in August 1997 to 7 097 in December 2005.

To make sure that the remaining properties in Servcon's portfolio are disposed of by March 2006, the banks and government have agreed that all remaining properties will be allocated subsidies, and banks will write off any remaining debt to allow the last defaulting households to take transfer of their properties. Servcon has consequently received transfer payments from provinces, of R100 million in 2004/05 and R121 million in 2005/06, in the form of housing subsidies for Servcon clients.

                                                                Vote 28: Housing

Servcon's operations will largely be wrapped up in April 2006, although there will be wind-up costs, and a small caretaker function will be retained for any delayed administration. A final amount of R60 million is budgeted for this last year of operation.

NATIONAL URBAN RECONSTRUCTION AND HOUSING AGENCY

In May 1995, the National Urban Reconstruction and Housing Agency (Nurcha) was
formed as a partnership between the South African government and the Open
Society Institute, a philanthropic organisation based in New York, to arrange finance that will contribute to the national effort to provide adequate housing for all South Africans. Nurcha found a niche by innovatively packaging funding for emerging housing builders and developers and managing risks beyond those that commercial financiers are prepared to take.

During 2004/05, Nurcha disbursed building contractor loans to the value of R134 million. There are 18 474 housing and rental units as well as 4 infrastructure facilities underlying these contracts. Forty-seven loans to emerging contractors were approved, which will facilitate the construction of approximately 17 000 houses.

Nurcha is in a sound financial position, with an average annual surplus of R23 million over the medium term and an equally impressive balance sheet; assets in the form of investments exceed R1 billion in the medium term. This allows it to broaden its scope, in alignment with the department's comprehensive housing plan. It will now also provide financing for infrastructure, community facilities and serviced sites.

The agency set ambitious targets for 2005/06, which included financing 44 000 housing units, 1 200 rental units and 50 infrastructure projects. In the first six months of 2005/06, 44 contracts with a total value of R83,2 million were signed, which will translate into the construction of 12 587 houses.

To finance these extended activities, Nurcha has estimated that it will need to disburse loans to the value of R465,6 million, and additional capital is being arranged to achieve this. Three new deals are to be concluded during 2005/06, which will extend Nurcha's business by 60 per cent per year over the medium term.

TABLE 28.8 FINANCIAL SUMMARY FOR THE NATIONAL URBAN RECONSTRUCTION AND HOUSING AGENCY (NURCHA)
----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                         MEDIUM-TERM ESTIMATE
                                          ---------------------------------                      ---------------------------------
                                          AUDITED      AUDITED      AUDITED      ESTIMATED
                                                                                  OUTCOME
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                            33 803       24 603       27 004         26 150        43 455       57 373       67 252
                                          ----------------------------------------------------------------------------------------
Sale of goods and services other than          --           --           --             --            --           --           --
capital assets
Of which:
Other non-tax revenue                      33 803       24 603       27 004         26 150        43 455       57 373       67 252
                                          ----------------------------------------------------------------------------------------
TRANSFERS RECEIVED                          5 453        7 025        1 153         23 994        21 500       22 500          500
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                              39 256       31 628       28 157         50 144        64 955       79 873       67 752
----------------------------------------------------------------------------------------------------------------------------------

                                                                             657

2006 Estimates of National Expenditure

TABLE 28.8 FINANCIAL SUMMARY FOR THE NATIONAL URBAN RECONSTRUCTION AND HOUSING AGENCY (NURCHA) (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                         MEDIUM-TERM ESTIMATE
                                          ---------------------------------                      ---------------------------------
                                          AUDITED      AUDITED      AUDITED      ESTIMATED
                                                                                  OUTCOME
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

EXPENSES
CURRENT EXPENSE                            31 346       28 090       31 566         32 306        39 762       44 103       48 772
                                          ----------------------------------------------------------------------------------------
Compensation of employees                  16 361       16 812       15 873         15 266        17 247       19 114       21 031
Goods and services                         12 281        8 988       13 490         13 021        14 629       16 091       17 701
Depreciation                                  467          517          440            419           311          200          214
Interest, dividends and rent on land        2 237        1 773        1 763          3 600         7 575        8 698        9 826
                                          ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                     7 910        2 970        3 035            812         3 624        3 828        3 730
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                             39 256       31 060       34 601         33 118        43 386       47 931       52 502
----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                            --          568       (6 444)        17 026        21 569       31 942       15 250
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                    1 195        1 037          692            559           454          354          237
Investments                               226 515      226 560      209 708        332 374     1 014 711    1 255 361    1 400 013
Receivables and prepayments                13 160        2 866       10 888          9 593         4 800        5 000        6 000
Cash and cash equivalents                     163        5 438        1 078              5             5            5            5
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                              241 033      235 901      222 366        342 531     1 019 970    1 260 720    1 406 255
----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                      212 766      216 514      210 269        334 504     1 016 025    1 256 720    1 401 255
Trade and other payables                   28 267       19 387       12 097          8 027         3 945        4 000        5 000
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES              241 033      235 901      222 366        342 531     1 019 970    1 260 720    1 406 255
----------------------------------------------------------------------------------------------------------------------------------

Data provided by the National Urban Reconstruction and Housing Agency

NATIONAL HOUSING FINANCE CORPORATION

The National Housing Finance Corporation (NHFC) was established through a
Cabinet decision in May 1996 to search for ways to mobilise finance for housing from sources outside the state and in partnership with a broad range of organisations. The NHFC has three main divisions: alternative tenure, home ownership, and incremental housing. The NHFC's business plan revolves around creating housing opportunities for low and moderate income families through innovative housing finance solutions and partnerships.

The NHFC's revenue comes from interest and service charges for its wholesale lending and financial services. In 2005/06, revenue is expected to decline by
9,3 per cent because of the reduction in interest rates and a decrease in disbursements. However, revenue growth is projected to recover over the medium term, resulting in a stable surplus. Total assets will continue to grow, driven by a growing loan portfolio that reaches R2 billion by 2008/09. In 2005/06, the
NHFC's capital and reserves grow to R2 billion and should rise to R2,5 billion by 2008/09.

The NHFC approved eight loans during 2004/05 with a total value of R380 million, which is 62 per cent of the annual target of 13 loans. 12 767 houses have been financed through the loans granted by the end of 2004/05. By September 2005, the
NHFC had approved 5 loans valued at R126 million against the target of 10 loans valued at R147 million.

The institution's core strategy is to facilitate commercial bank lending where markets are able to work through risk enhancement mechanisms. On the other hand, where markets are thin or nonexistent, the NHFC will continue to facilitate the institutional and financial capacitation of niche lenders and social housing institutions whose emphasis would be the delivery of tenure options

                                                                Vote 28: Housing

other than ownership. There will be a focus on developing broad-based black economic empowerment lenders.

TABLE 28.9 FINANCIAL SUMMARY FOR THE NATIONAL HOUSING FINANCE CORPORATION (NHFC)
----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                         MEDIUM-TERM ESTIMATE
                                        -----------------------------------                    -----------------------------------
                                          AUDITED      AUDITED      AUDITED     ESTIMATED
                                                                                  OUTCOME
                                        ------------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
TAX REVENUE                                     --          --           --             --            --           --           --
NON-TAX REVENUE                            239 829     213 568      189 110        171 611       210 657      240 923      238 675
                                        ------------------------------------------------------------------------------------------
Sale of goods and services other than           --          --           --             --            --           --           --
capital assets
Of which:
Other non-tax revenue                      239 829     213 568      189 110        171 611       210 657      240 923      238 675
Interest on investments                    139 495     137 995      111 465         99 962        85 155       55 421       26 848
Interest on loans advanced                  79 526      69 177       69 620         54 109       115 502      175 502      201 827
Domestic                                    79 526      69 177       69 620         54 109       115 502      175 502      201 827
Other                                       20 808       6 396        8 025         17 540        10 000       10 000       10 000
                                        ------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                              --          --           --             --            --           --           --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                              239 829     213 568      189 110        171 611       210 657      240 923      238 675
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                            105 267      74 884       94 032         56 809        66 794       66 541       73 571
                                        ------------------------------------------------------------------------------------------
Compensation of employees                   28 404      30 115       33 265         35 409        37 534       39 523       41 499
Goods and services                          58 277      25 593       43 829         19 789        27 674       25 411       30 465
Depreciation                                 1 947       2 449        1 659          1 611         1 586        1 607        1 607
Interest, dividends and rent on land        16 639      16 727       15 279             --            --           --           --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                             105 267      74 884       94 032         56 809        66 794       66 541       73 571
----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                        134 562     138 684       95 078        114 801       143 864      174 382      165 104
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                     3 804       2 967        2 119            634         1 805        2 040        2 100
Long term investments                    1 505 689   1 628 652    1 468 578      1 382 677     1 177 832      718 253      235 726
Loans                                      557 788     556 105      695 466        779 604     1 079 604    1 579 604    2 079 604
Receivables and prepayments                 52 740     101 295      103 023         79 568        60 229       42 645       25 269
Cash and cash equivalents                  286 207     194 190      167 918        335 728       320 719      338 924      370 766
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             2 406 228   2 483 209    2 437 104      2 578 211     2 640 189    2 681 466    2 713 465
----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                     1 716 284   1 820 925    1 874 318      1 987 508     2 129 786    2 302 561    2 466 058
Borrowings                                 315 568      38 501       33 903         29 305        24 707       20 109       15 511
Trade and other payables                    93 674     196 968       91 335        125 181       103 781       96 381       88 981
Provisions                                      --       1 073        1 512          1 802         2 500        3 000        3 500
Managed funds                              280 702     425 742      436 036        434 415       379 415      259 415      139 415
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             2 406 228   2 483 209    2 437 104      2 578 211     2 640 189    2 681 466    2 713 465
----------------------------------------------------------------------------------------------------------------------------------

Data provided by the National Housing Finance Corporation

SOCIAL HOUSING FOUNDATION

The Social Housing Foundation (SHF), established in 1996 as a section 21 company, supports the delivery of housing to low income communities by promoting the skills, capacity and institutions required to provide alternative tenure for affordable housing. The SHF is funded through grants made by the Department of
Housing and other donor organisations.

                                                                             659

2006 Estimates of National Expenditure

The SHF focuses on providing support to social housing institutions that manage affordable rental housing, and works primarily with emerging institutions by offering capacity building and technical support. From October 1999 to March
2004, 83 social housing institutions were established with SHF support.

During the first half of 2005/06, the SHF contributed to policy development in this sector by providing position papers on public housing and housing co-operatives. Best practice in the sector was also documented in four published case studies.

With the introduction of the new social housing policy and Bill, the SHF will be consolidated under the new Social Housing Regulatory Authority. SHF functions will continue to be funded at current levels, and the department has budgeted transfer payments of R81 million over the medium term.

NATIONAL HOME BUILDERS REGISTRATION COUNCIL

The National Home Builders Registration Council (NHBRC) is a section 21 company established in terms of the Housing Consumers Protection Measures Act (1998).
Its purpose is to provide housing consumers with warranty protection against defects in new homes, and to provide protection against any failure of builders to comply with their obligations in terms of the act.

The NHBRC had registered 3 919 home builders by March 2005 (an increase of 4,6 per cent from the previous year) and enrolled 53 491 housing units (a 9,7 per cent increase). In 2004/05, 1 330 complaints were handled and 225 homebuilders were suspended.

The NHBRC raises revenue from fees for registering homebuilders and enrolling new houses under its warranty scheme. Revenue has increased significantly, from
R216,1 million in 2002/03 to R419,6 million in 2005/06, an average annual increase of 24,7 per cent. This growth is largely due to increases in enrolling new houses, reflecting increased construction activity, particularly in the upper end of the residential property market.

Expenditure has remained relatively stable, fluctuating between R62,8 million in
2002/03 and R215,5 million in 2005/06. Expenditure is driven largely by claims on the warranty scheme and thus difficult to predict. The NHBRC has accumulated significant reserves due to limited claims on the warranty scheme. Over the medium-term, these reserves are expected to grow to R1,7 billion. Nonetheless, the rapid rate of property development raises the size of potential liabilities faced by the NHBRC. In future, fees will be adjusted to maintain a more reasonable level of reserves to accommodate expected claims against the warranty scheme over the term of the warranty on any enrolled housing unit.

TABLE 28.10 FINANCIAL SUMMARY FOR THE NATIONAL HOME BUILDERS REGISTRATION COUNCIL (NHBRC)
----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME
                                           AUDITED     AUDITED      AUDITED                            MEDIUM-TERM ESTIMATE
                                          ---------------------------------      ESTIMATED     -----------------------------------
                                                                                  OUTCOME
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                            216 140     348 408      435 170        419 597       526 206      570 081      617 644
                                          ----------------------------------------------------------------------------------------
Sale of goods and services other than      181 998     292 695      359 968        367 429       437 282      472 264      510 045
capital assets
of which:
Admin fees                                 181 998     292 695      359 968        367 429       437 282      472 264      510 045
Other non-tax revenue                       34 142      55 713       75 202         52 167        88 924       97 817      107 598
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                              216 140     348 408      435 170        419 597       526 206      570 081      617 644
----------------------------------------------------------------------------------------------------------------------------------

                                                                Vote 28: Housing

TABLE 28.10 FINANCIAL SUMMARY FOR THE NATIONAL HOME BUILDERS REGISTRATION COUNCIL (NHBRC) (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                         MEDIUM-TERM ESTIMATE
                                          ---------------------------------                    -----------------------------------
                                           AUDITED     AUDITED      AUDITED      ESTIMATED
                                                                                  OUTCOME
                                          ----------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

EXPENSES
CURRENT EXPENSE                             62 827     172 804      143 374        215 211       253 943      278 932      299 445
                                          ----------------------------------------------------------------------------------------
Compensation of employees                   28 094      35 638       48 637        104 168       118 842      128 349      138 617
Goods and services                          31 121     131 464       89 365        101 415       120 321      134 620      143 588
Depreciation                                 3 567       5 618        5 355          9 628        14 780       15 963       17 240
Interest, dividends and rent on land            46          84           17             --            --           --           --
                                          ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                         --         333          415            276           333          360          389
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                              62 827     173 137      143 789        215 486       254 276      279 292      299 834
----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                        153 313     175 271      291 381        204 110       271 929      290 789      317 809
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                    11 468       9 286        7 535         14 171        17 145       20 356       23 825
Investments                                348 608     565 945      939 134      1 176 846     1 486 476    1 813 424    2 166 928
Inventory                                      125          97           68             73            79           85           92
Receivables and prepayments                 14 208      66 289       97 329        105 115       113 524      122 606      132 415
Cash and cash equivalents                    8 698       9 711       11 791         11 859        12 568       13 334       14 160
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                               383 106     651 328    1 055 857      1 308 065     1 629 792    1 969 805    2 337 420
----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                       112 984     296 378      603 059        819 043     1 101 649    1 399 411    1 721 393
Trade and other payables                    10 757      22 148       42 341         45 728        49 386       53 337       57 604
Provisions                                 259 366     332 802      410 457        443 293       478 757      517 057      558 422
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES               383 106     651 328    1 055 857      1 308 065     1 629 792    1 969 805    2 337 420
----------------------------------------------------------------------------------------------------------------------------------

Data provided by the National Home Builders Registration Council

THUBELISHA HOMES

Thubelisha Homes, a section 21 company, was established in June 1998 as a special purpose financial vehicle to create housing stock for clients of Servcon
Housing Solutions. As a result of the agreement between government and the banks to subsidise the transfer of properties to all of the remaining Servcon clients, the relocation programme has been effectively discontinued. Accordingly,
Thubelisha's mandate has been reviewed in line with the objectives of the department's comprehensive housing plan. Thubelisha has been repositioned to provide provinces and municipalities with technical assistance to unblock stalled housing projects and prepare fast-tracked housing projects to respond to emergency housing circumstances.

As a result of the increased housing activity, revenue grew from R72 million in
2003/04 to R107 million in 2004/05. Until 2005/06, Thubelisha received operational funding from provinces by applying for housing subsidies for both construction and relocation. In 2005/06, a new transfer payment was introduced to cover the operational expenses associated with providing technical assistance for housing delivery. The Department of Housing will make transfers of R50 million to Thubelisha over the medium term.

RURAL HOUSING LOAN FUND

The Rural Housing Loan Fund (RHLF) was incorporated in 1997 as a subsidiary to the National Housing Finance Corporation, but has existed as a separate entity since 2002. Its main business, as a wholesale lending institution, is to raise money and lend it on, to enable retail institutions to provide loans to low income earners to finance housing in rural areas.

                                                                             661

2006 Estimates of National Expenditure

The cumulative number of loans approved by the end of 2004/05 amounted to 278, of which 71 were approved during that year. The cumulative value of the loans disbursed was R330 million, and annual disbursements during 2004/05 were R69,2 million against the targeted disbursements of R74,8 million. The cumulative value of all commitments at the end of 2004/05 amounted to R363 million. The value of commitments signed during 2005/06 is estimated at R367 million.

The RHLF was initially funded through a grant from the German government, but revenue is now raised through interest on loans from debtors, and finance charges.

PEOPLE'S HOUSING PARTNERSHIP

TRUST The process of home building by owners themselves is referred to as the
Peoples' Housing Process (PHP). In 1997, the department established the People's
Housing Partnership Trust (PHPT), to create the capacity to facilitate subsidy support for the PHP. The work of the trust is defined by the policy `National
Housing Policy: Supporting the People's Housing Process', approved by the
Minister of Housing in 2000. This policy defines the trust's mandate to capacitate national, provincial and local government, and civil society, to participate in and support the PHP. The Department of Housing provides limited grant funding for the operations of the trust, and the trust also raises revenue through grants from provinces for PHP projects.

In 2004/05, 212 new PHP housing projects were initiated, while in 2005/06, there were 12. Since 1994, 894 PHP projects have been approved.

                                                                Vote 28: Housing

ANNEXURE

VOTE 28: HOUSING

Table 28A: Summary of expenditure trends and estimates per programme and economic classification

Table 28B: Summary of personnel numbers and compensation of employees

Table 28C: Summary of expenditure on training

Table 28D: Summary of conditional grants to provinces and local government
           (municipalities)

Table 28E: Summary of official development assistance expenditure

Table 28F: Summary of expenditure on infrastructure

                                                                             663

2006 Estimates of National Expenditure

TABLE 28.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                     APPROPRIATION         AUDITED                 APPROPRIATION                  REVISED
                                              MAIN    ADJUSTED      OUTCOME          MAIN     ADDITIONAL     ADJUSTED     ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                     2004/05              2004/05                      2005/06                   2005/06
----------------------------------------------------------------------------------------------------------------------------------

1.  Administration                          79 280      77 280       90 230         83 737        24 937      108 674      108 674
2.  Policy, Planning and                    22 139      22 000       21 199         24 634            --       24 634       24 634
    Research
3.  Programme Management                   141 977     141 900      125 428         95 061        (7 600)      87 461       87 461
4.  Housing Sector                         102 545     102 400       93 275        136 556        63 460      200 016      183 016
    Performance and Equity
5.  Housing Development                  4 480 840   4 480 700    4 478 291      4 851 724            --    4 851 724    4 851 724
    Funding
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    4 826 781   4 824 280    4 808 423      5 191 712        80 797    5 272 509    5 255 509
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           196 847     177 251      147 532        240 851         8 861      249 712      249 712
                                        ------------------------------------------------------------------------------------------
Compensation of employees                   62 982      62 994       50 449         94 655       (11 658)      82 997       82 997
Goods and services                         105 065     114 257       97 083        146 196        20 519      166 715      166 715
Interest and rent on land                   28 800          --           --             --            --           --           --
Financial transactions in assets                --          --           --             --            --           --           --
and liabilities
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  4 649 140   4 651 928    4 650 621      4 947 840        69 996    5 017 836    5 000 836
                                        ------------------------------------------------------------------------------------------
Provinces and municipalities             4 589 298   4 589 298    4 589 286      4 868 362            --    4 868 362    4 868 362
Departmental agencies and                   55 549      61 637       60 915         78 998        69 960      148 958      131 958
accounts
Public corporations and private              4 228         928          355            411            --          411          411
enterprises
Foreign governments and                         65          65           65             69            --           69           69
international organisations
Households                                      --          --           --             --            36           36           36
                                        ------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                  2 954       3 922       10 270          3 021         1 940        4 961        4 961
                                        ------------------------------------------------------------------------------------------
Machinery and equipment                      2 954       3 922       10 270          3 021         1 940        4 961        4 961
Software and intangible assets                  --          --           --             --            --           --           --
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    4 848 941   4 833 101    4 808 423      5 191 712        80 797    5 272 509    5 255 509
----------------------------------------------------------------------------------------------------------------------------------

TABLE 28.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATES
                                        ------------------------------------------------------------------------------------------
                                           2002/03     2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT
EMPLOYEES
Compensation (R thousand)                   35 633      39 885       50 449         93 761        99 981      141 828      163 925
Unit cost (R thousand)                         129         145          146            232           247          351          406
Compensation as % of total                   100.0%      100.0%        97.0%          58.4%         58.7%        65.8%        67.9%
Personnel numbers (head count)                 276         276          345            404           404          404          404
B. PART-TIME AND TEMPORARY CONTRACT
EMPLOYEES
Compensation (R thousand)                       --          --        1 540         66 133        69 440       72 912       76 557
Unit cost (R thousand)                                                  171          1 272         1 827        1 823        1 867
Compensation as % of total                                              3.0%          41.2%         40.8%        33.8%        31.7%
Personnel numbers (head count)                  --          --            9             52            38           40           41
----------------------------------------------------------------------------------------------------------------------------------

                                                                Vote 28: Housing

TABLE 28.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATES
                                        ------------------------------------------------------------------------------------------
                                          2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

C. INTERNS
Compensation of interns                         --          --           --            736           773          811          852
(R thousand)
Unit cost (R thousand)                                                                  61            70           68           66
Number of interns                               --          --           --             12            11           12           13
----------------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)                   35 633      39 885       51 989        160 630       170 194      215 551      241 334
UNIT COST (R THOUSAND)                         129         145          147            343           376          473          527
PERSONNEL NUMBERS                              276         276          354            468           453          456          458
(HEAD COUNT)
----------------------------------------------------------------------------------------------------------------------------------

TABLE 28.C SUMMARY OF EXPENDITURE ON TRAINING
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATES
                                        ------------------------------------------------------------------------------------------
                                           2002/03     2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)                     2 392         561        2 309          5 025         5 163        5 305        5 456
Number of employees trained                    301          86          321            234           246          259          272
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)                         7         390          195            538           565          593          624
Number of employees                              2          54           30             78           159          169          177
(head count)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                        2 399         951        2 504          5 563         5 728        5 898        6 080
NUMBER OF EMPLOYEES                            303         140          351            312           405          428          449
----------------------------------------------------------------------------------------------------------------------------------

TABLE 28.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT (MUNICIPALITIES)(1)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO PROVINCES
3. PROGRAMME MANAGEMENT
Human Settlement Grant and                 106 000     109 000      115 540         24 396            --           --           --
Redevelopment Grant
6. HOUSING DEVELOPMENT FUNDING
Intregrated Housing and Human            3 800 674   4 246 239    4 473 597      4 843 480     6 349 949    7 937 946    8 721 382
Settlement Development Grant
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    3 906 674   4 355 239    4 589 137      4 867 876     6 349 949    7 937 946    8 721 382
----------------------------------------------------------------------------------------------------------------------------------

1 Detail provided in the Division of Revenue Act (2006).

                                                                             665

2006 Estimates of National Expenditure

TABLE 28.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE
----------------------------------------------------------------------------------------------------------------------------------
DONOR         PROJECT             CASH/                                          ADJUSTED
                                  KIND     AUDITED OUTCOME                   APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

FOREIGN
European      Social housing      Cash     30 269       57 000           --             --            --           --           --
Union         support
              programme and
              Cato Manor
USAID         Support for         Cash     12 292        5 717        4 116             --            --           --           --
              people's housing
              process and
              housing strategy
              for new
              millennium
Norway        Development of      Cash      2 629        3 476           --             --            --           --           --
              co-op housing
              sector in South
              Africa
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      45 190       66 193        4 116             --            --           --           --
----------------------------------------------------------------------------------------------------------------------------------

TABLE 28.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE
----------------------------------------------------------------------------------------------------------------------------------
DESCRIPTION                    SERVICE DELIVERY OUTPUTS                           ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION        MEDIUM-TERM EXPENDITURE STIMATE
                               ---------------------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04      2004/05        2005/06       2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INFRASTRUCTURE TRANSFERS TO OTHER
SPHERES, AGENCIES AND DEPARTMENTS
Integrated Housing and                   1 520 270   1 698 496    1 789 439      1 937 392     2 539 980    3 175 178    3 488 553
Human Settlement
Development Grant
FIXED INSTALLATIONS TRANSFERRED TO
HOUSEHOLDS
Integrated Housing and                   2 280 404   2 547 743    2 684 158      2 906 088     3 809 969    4 762 768    5 232 829
Human Settlement
Development Grant
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    3 800 674   4 246 239    4 473 597      4 843 480     6 349 949     7937 946    8 721 382
----------------------------------------------------------------------------------------------------------------------------------

                                                                         VOTE 29

LAND AFFAIRS

--------------------------------------------------------------------------------
                                   2006/07              2007/08         2008/09
R THOUSAND                    TO BE APPROPRIATED
--------------------------------------------------------------------------------
MTEF ALLOCATIONS                  4 852 196           5 677 519       5 994 335
  OF WHICH:
  Current payments                  990 648           1 026 415       1 037 701
  Transfers and subsidies         3 806 189           4 613 278       4 913 871
  Payments for capital assets        55 359              37 826          42 763
--------------------------------------------------------------------------------
STATUTORY AMOUNTS                    --                  --              --
--------------------------------------------------------------------------------
Executive authority           Minister of Agriculture and Land Affairs
Accounting officer            Director-General of Land Affairs
--------------------------------------------------------------------------------

AIM

To create and maintain an equitable and sustainable land dispensation that results in social and economic development for all South Africans.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide strategic and logistical support through executive and corporate services.

PROGRAMME 2: SURVEYS AND MAPPING

Provide national mapping, aerial photography and other imagery and national control survey systems, in support of national infrastructure and sustainable development. Provide professional and technical services in support of land reform and other public services.

PROGRAMME 3: CADASTRAL SURVEYS

Provide control of all cadastral survey and cadastral spatial information services.

PROGRAMME 4: RESTITUTION

Take responsibility for settling land restitution claims in accordance with the provisions of the Restitution of Land Rights Act (1994), and provide settlement support to beneficiaries.

PROGRAMME 5: LAND REFORM

Take responsibility for providing sustainable land redistribution programmes, tenure security for all occupiers of land in South Africa, public land information, and the management of state land.

PROGRAMME 6: SPATIAL PLANNING AND INFORMATION

Provide for national land use management, spatial planning and spatial information systems.

                                                                             667

2006 Estimates of National Expenditure

PROGRAMME 7: AUXILIARY AND ASSOCIATED SERVICES

Take responsibility for augmenting the registration of deeds trading account and for acquiring vehicles for departmental use and departmental capital works, and provide for a contribution to the Public Sector Education and Training
Authority.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The recently conceived accelerated and shared growth initiative (ASGI-SA) has identified land and agrarian reform as one of the catalysts for economic growth over the next decade. In particular, supply-led land reform should underpin a strategy for commercial farming at a larger scale and irrigation schemes should be expanded and new schemes established.

Government's adoption of ASGI-SA follows soon after the national land summit hosted by the Ministry for Agriculture and Land Affairs in July 2005. The
national summit was preceded by provincial summits, which dealt with the challenges faced by the land reform programme, particularly the slow pace of land reform, given that 30 per cent of agricultural land is set to be redistributed by 2014. Following the summit's recommendation, land policy will change to facilitate a more proactive and supply-led land acquisition programme and area-based development planning, and to foster closer collaboration with provincial and local government to accelerate delivery.

A recent quality of life survey reported that while land reform has been effectively targeting poorer households, the productive potential of land reform was not being realised. The department's recent independent analysis of land reform, which used published case studies, found that many beneficiaries are in the process of establishing new, sustainable livelihoods, which may not seem successful when judged by the standards of commercial agriculture, but which have contributed to reducing poverty in rural areas.

Restitution

Following the president's 2002 directive that all land restitution claims be finalised by the end of 2005, the rate of delivery increased substantially. By the end of December, 68 719 (86,2 per cent) of all land restitution claims lodged had been settled. In his 2005 state of the nation address, the president announced that the finalisation date for all restitution claims had been shifted to March 2008. However, the challenges for the Commission on
Restitution of Land Rights remain.

Redistribution

Redistribution aims to provide the disadvantaged and the poor with access to land for residential and productive purposes. Its scope includes the urban and rural very poor, labour tenants, farm workers and new entrants to agriculture.

Initially the focus was on increasing the numbers of beneficiaries and hectares distributed with little attention paid to supporting productive use of the land. As a result, many beneficiaries were not able to develop viable farming practices. The redistribution programme was reviewed, resulting in the introduction of the land redistribution for agricultural development (LRAD)
grant and its alignment with the comprehensive agricultural support programme
(CASP) of the Department of Agriculture. The use of the LRAD grant as the predominant vehicle for land redistribution has contributed to accelerated delivery.

Policy challenges that require departmental attention include: the resolution of the willing buyer willing seller approach, which can impede the speedy implementation of the land reform programme; the possibility of introducing measures such as a land tax to discourage the holding of large tracts of unproductive land; setting land ceiling or maximum farm sizes to promote the subdivision of land; and a moratorium on the sale of state land.

                                                           Vote 29: Land Affairs

Tenure reform

Following recommendations from the land summit, the department has reviewed its plans to gazette a bill consolidating the Land Reform (Labour Tenants) Act
(1996) and the Extension of Security of Tenure Act (1997). The department's new strategy is to separate the management of evictions from tenure security issues.

National implementation of the Communal Land Rights Act (2004) will take place this year. A baseline study is being done in areas that will be affected by the act to gather data for pre- and post-implementation evaluation studies. Apart from the national census, it is the largest study of this type to be done by any government department and will provide valuable information on types of livelihood in communal areas. The department is busy compiling a rollout plan outlining the roles and responsibilities, and assessing the availability of internal capacity to implement the Communal Land Rights Act (2004).

Surveys and mapping

The national aerial photography and imagery archive is of national importance and is seen as a major output of this programme, as it provides coverage of the whole country. The imagery is also required for land reform support, land use, land cover mapping and spatial planning. Other state bodies, in particular the departments of agriculture, environment affairs and tourism, water affairs and forestry, minerals and energy, and Statistics SA and Eskom, use remotely sensed imagery from satellite-borne sensors.

Agreements were reached for distributing remote sensing data free of charge from two satellites to countries in the Southern African Development Community
(SADC) region. This will lead to the development of accurate, up-to-date maps and other geo-spatial information and imagery nationally and regionally. The
Department of Land Affairs funded the acquisition of satellite imagery to enable access to this valuable decision-making tool across a range of poverty alleviation applications in support of government policy and in line with the broader objectives of the New Partnership for Africa's Development (Nepad).

EXPENDITURE ESTIMATES

TABLE 29.1 LAND AFFAIRS
----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                                 ADJUSTED     REVISED
                                           AUDITED OUTCOME           APPROPRIATION    ESTIMATE  MEDIUM-TERM EXPENDITURE ESTIMATE
                                 -------------------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04      2004/05           2005/06              2006/07     2007/08   2008/09
----------------------------------------------------------------------------------------------------------------------------------

1.  Administration                 151 821     191 212      223 109        318 270     305 770     358 970     336 792    357 201
2.  Surveys and                     56 324      61 401       65 597         84 501      83 235      81 255      85 854     90 114
    Mapping
3.  Cadastral Surveys               72 507      68 161       79 044         84 543      84 543      95 283     100 354    105 334
4.  Restitution                    394 265     839 116    1 182 780      2 705 678   1 905 678   3 369 132   3 837 607  2 500 000
5.  Land Reform                    415 983     453 734      453 656        704 699     554 699     907 289   1 273 563  2 896 169
6.  Spatial Planning                 6 881      11 866       15 180         19 222      19 222      28 215      30 756     32 286
    and Information
7.  Auxiliary and                    4 537      10 390        2 624         10 219      10 219      12 052      12 593     13 231
    Associated
    Services
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                            1 102 318   1 635 880    2 021 990      3 927 132   2 963 366   4 852 196   5 677 519  5 994 335
----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                              45 619    (918 147)     36 925      40 336     43 160
----------------------------------------------------------------------------------------------------------------------------------

                                                                             669

2006 Estimates of National Expenditure

TABLE 29.1 LAND AFFAIRS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
                                                                         ADJUSTED    REVISED
                                          AUDITED OUTCOME           APPROPRIATION   ESTIMATE  MEDIUM-TERM EXPENDITURE ESTIMATE
                                ------------------------------------------------------------------------------------------------
R thousand                        2002/03     2003/04      2004/05          2005/06              2006/07     2007/08    2008/09
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                  445 305     524 782      634 137        859 474    844 916     990 648   1 026 415  1 037 701
                                ------------------------------------------------------------------------------------------------
Compensation of                   250 284     284 692      322 056        442 308    442 308     524 543     585 164    577 944
employees
Goods and services                194 421     239 324      311 493        415 966    401 408     466 105     441 251    459 757
of which:
Communication                      13 941      16 752       21 943         21 389     21 389      31 272      33 800     23 563
Computer Services                   4 481      14 411       32 408         23 802     23 802      29 061      21 758     24 029
Consultants, contractors           82 505      93 726       67 219        137 447    122 889     125 472     136 822    139 413
and special services
Operating leases                   17 654      21 882       27 501         34 851     34 851      34 015      36 973     39 553
Travel and subsistence             38 053      43 217       58 826         49 548     49 548      55 524      61 872     66 503
Financial transactions in             600         766          588          1 200      1 200          --          --         --
assets and liabilities
                                ------------------------------------------------------------------------------------------------
TRANSFERS AND                     624 937   1 076 832    1 349 109      2 991 888  2 042 680   3 806 189   4 613 278  4 913 871
SUBSIDIES
                                ------------------------------------------------------------------------------------------------
Provinces and                         733         830        7 215          9 182      9 182       8 449          --         --
municipalities
Departmental agencies                 282         219          285            956        956       2 244       2 353      2 494
and accounts
Universities and                       --          --          100             --         --          --          --         --
technikons
Public corporations and                --          17           44             36         36          40          44         48
private enterprises
Non-profit institutions                --          --           --          1 000      1 000       1 000       2 000      2 080
Households                        623 922   1 075 766    1 341 465      2 980 714  2 031 506   3 794 456   4 608 881  4 909 249
                                ------------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL               32 076      34 266       38 744         75 770     75 770      55 359      37 826     42 763
ASSETS
                                ------------------------------------------------------------------------------------------------
Buildings and other fixed              --          --           --             --         --          75          79         82
structures
Machinery and                      32 076      29 257       32 518         68 287     68 287      50 257      30 891     34 170
equipment
Software and other                     --       5 009        6 226          7 483      7 483       5 027       6 856      8 511
intangible assets
                                ------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                           1 102 318   1 635 880    2 021 990      3 927 132  2 963 366   4 852 196   5 677 519  5 994 335
--------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Between 2002/03 and 2005/06, overall expenditure grew significantly, from R1,1 billion to R3,9 billion, at an average annual rate of 52,7 per cent, with the largest increase (R1 ,9 billion) between 2004/05 and 2005/06. Accelerated delivery in both the restitution and land reform programmes accounts for the growth. In particular, a substantial part of the growth during the 2002/03 and
2005/06 is in the Restitution programme, with expenditure increasing from
R394,3 million in 2002/3 to R2,7 billion in 2005/06, at an average rate of 90 per cent. This spending is expected to decrease from R3,4 billion in 2006/07 to
R2,5 billion in 2008/09, due to the phasing out of the programme from 2009/10.
Over the MTEF, overall expenditure is expected to increase more slowly, at a rate of 15,1 per cent, reaching R6 billion in 2008/09. But significant increases in the Land Reform programme are expected: from R704,7 million in
2005/06 to R2,9 billion in 2008/09, at an average rate of 60,2 per cent. This increase, leveraged by the phasing out of the Restitution programme, is to accelerate the pace of land reform.

Compensation of employees is anticipated to rise steadily from R322,1 million in 2004/05 to R585,2 million in 2007/08, at an average rate of 22 per cent. The growth is attributable to more staff in the Restitution programme to increase capacity to settle all outstanding claims by 2007/08, and to annual salary adjustments.

                                                           Vote 29: Land Affairs

Expenditure on goods and services is anticipated to increase steadily from
R311,5 million in 2004/05 to an anticipated R466,1 million in 2006/07, at an average rate of 22,3 per cent . This increase will improve the department's capacity to support the acceleration of the land restitution and land reform programmes.

DEPARTMENTAL RECEIPTS

A significant portion of receipts comes from the sale of maps, and from survey examination fees, whose tariffs are aimed at cost recovery rather than making profit. Total receipts increased from R28,9 million in 2002/03 to R29,3 million in 2005/06, an average annual increase of 0,4 per cent. Concerted efforts to improve the administration of state land resulted in the collection of more leased land rental: from R1,4 million in 2002/03 to R2,8 million in 2004/05, an average increase of 41,4 per cent.

TABLE 29.2 DEPARTMENTAL RECEIPTS
-------------------------------------------------------------------------------------------------------------------------
                                                                            ADJUSTED                MEDIUM-TERM
                                                AUDITED OUTCOME        APPROPRIATION              RECEIPTS ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                     28 912      26 651      46 528      29 300      32 231      33 841      35 726
                                       ----------------------------------------------------------------------------------
Sales of goods and services produced      22 954      18 186      20 160      20 252      22 278      23 391      24 694
by department
Interest, dividends and rent on land       2 818       4 963      19 419       7 550       8 305       8 720       9 206
Financial transactions in assets and       3 140       3 502       6 949       1 498       1 648       1 730       1 826
liabilities
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                     28 912      26 651      46 528      29 300      32 231      33 841      35 726
-------------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 29.3 ADMINISTRATION
-------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05    2005/06      2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

Minister (1)                               3 321       3 221       3 259       3 478       3 697       3 881       3 990
Management                                 9 140      16 088      20 387      59 247      64 473      61 411      64 588
Corporate Services                       117 559     147 682     171 631     225 530     257 572     235 045     249 453
Property Management                       21 801      24 221      27 832      30 015      33 228      36 455      39 170
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                    151 821     191 212     223 109     318 270     358 970     336 792     357 201
-------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                               103 747     133 779     104 998     112 496
-------------------------------------------------------------------------------------------------------------------------

1     The subprogramme includes the salary and car allowance of the Deputy
      Minister as from 1 April 2005. Salary: R544 123. Car allowance: R 136 030.

                                                                             671

2006 Estimates of National Expenditure

TABLE 29.3 ADMINISTRATION (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------
                                                                            ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                         136 734     169 349     201 494     272 240     321 569     318 210     334 404
                                       ----------------------------------------------------------------------------------
Compensation of employees                 51 666      69 015      75 581     105 303     145 498     153 675     161 856
Goods and services                        84 468      99 568     125 325     165 737     176 071     164 535     172 548
of which:
Communication                              3 119       4 230       4 789       4 810       6 586       7 411       7 682
Computer Services                          4 477      12 415      25 229      16 838      21 629      13 110      14 811
Consultants, contractors and special      34 573      42 217      15 924      50 632      21 085      21 787      21 653
services
Inventory                                  5 233       5 932       2 996       4 881       5 327       6 745       5 799
Operating leases                          17 613      20 431      24 511      27 576      28 967      31 727      34 070
Travel and subsistence                     8 234       8 510      12 743      11 233      12 685      13 067      13 264
Financial transactions in assets and         600         766         588       1 200          --          --          --
liabilities
                                       ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                      151         445       1 284         591         307         199         220
                                       ----------------------------------------------------------------------------------
Provinces and municipalities                 151         208         226         292         135          --          --
Public corporations and private               --          --          37          35          39          43          47
enterprises
Households                                    --         237       1 021         264         133         156         173
                                       ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS               14 936      21 418      20 331      45 439      37 094      18 383      22 577
                                       ----------------------------------------------------------------------------------
Machinery and equipment                   14 936      16 409      15 404      39 338      33 559      13 099      15 707
Software and other intangible assets          --       5 009       4 927       6 101       3 535       5 284       6 870
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                    151 821     191 212     223 109     318 270     358 970     336 792     357 201

EXPENDITURE TRENDS

Expenditure increased rapidly from R151,8 million in 2002/03 to R318,3 million in 2005/06, at an average annual rate of 28 per cent. It increases further between 2005/06 and 2006/07, at an average rate of 3,9 per cent, reaching
R357,2 million in 2008/09. These increases were mainly due to shifts to fund one-off projects to improve governance and administration and to facilitate the transfer of the function of deputy minister from the Department of Agriculture with effect from 1 April 2005. Expenditure was reprioritised to fund new mandates which were not previously provided for, including the implementation of supply chain management, IT developments, and monitoring and evaluation.
Funds were shifted in the Adjusted Estimates Budget to improve governance and administration.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of Land Affairs received the following amounts: R33,2 million in 2006/07, R36,5 million in 2007/08 and R39,2 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: SURVEYS AND MAPPING

The Surveys and Mapping programme maintains an integrated national control survey system, a national mapping programme, a national aerial photography and remotely sensed imagery programme, and associated geo-spatial products in support of orderly, sustainable land reform and development. It consists of a single subprogramme of the same name.

                                                           Vote 29: Land Affairs

EXPENDITURE ESTIMATES

TABLE 29.4 SURVEYS AND MAPPING
-------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

Surveys and Mapping                       56 324      61 401      65 597      84 501      81 255      85 854      90 114
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                     56 324      61 401      65 597      84 501      81 255      85 854      90 114
-------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                 9 245          --          --        (522)
-------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          48 554      58 213      58 095      69 538      74 706      79 710      84 020
                                       ----------------------------------------------------------------------------------
Compensation of employees                 29 727      28 238      29 235      35 275      37 447      39 648      41 617
Goods and services                        18 827      29 975      28 860      34 263      37 259      40 062      42 403
Of which:
Communication                              1 139       1 190         664         718         861         925         980
Computer Services                             --       1 197       1 735       3 361       2 775       2 980       3 155
Consultants, contractors and special       6 430      15 815      15 390      17 365      20 104      21 600      22 900
services
Maintenance repair and running cost        1 437       2 321       1 822       2 727       3 051       3 278       3 470
Operating leases                              41          71          30         119          --          --          --
Travel and subsistence                     3 763       4 285       5 023       5 150       5 921       6 360       6 730
                                       ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                       71         342       2 892       2 222       2 049       1 413       1 128
                                       ----------------------------------------------------------------------------------
Provinces and municipalities                  71          68          71          86          30          --          --
Households                                    --         274       2 821       2 136       2 019       1 413       1 128
                                       ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                7 699       2 846       4 610      12 741       4 500       4 731       4 966
                                       ----------------------------------------------------------------------------------
Machinery and equipment                    7 699       2 846       4 335      12 076       3 882       4 082       4 285
Software and other intangible assets          --          --         275         665         618         649         681
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                     56 324      61 401      65 597      84 501      81 255      85 854      90 114

EXPENDITURE TRENDS

Total expenditure in this programme grows at an average annual rate of 8,1 per cent, from R56,3 million in 2002/03 to R90,1 million in 2008/09.

Thirty five per cent (R28,4 million) of the total programme budget of R81,3 million in 2006/07 is for science and technology activities.

During 2003/04, 45 posts were transferred to the Administration programme in line with the department's decentralisation programme, and functions were reprioritised to support land reform. This resulted in a decrease of expenditure on compensation of employees to R28,2 million. The increase of R8,1 million or 176,4 per cent in payments for capital assets, from R4,6 million in
2004/05 to R12,7 million in 2005/06, was mainly for replacing old equipment and modernising the TrigNet system. Funds for goods and services were reduced by R4 million in 2004/05 due to a reprioritisation exercise to fund the internal audit function.

A three-year project will be introduced in 2006/07 to fast-track the capture of digital topographic information for total coverage of South Africa. Funding of
R3,3 million will come from reprioritising expenditure on medium-scale aerial photography, and key outputs will be adjusted accordingly.

                                                                             673

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Integrated spatial reference framework

A key achievement of this programme has been the establishment of the integrated national control survey system, which will facilitate a uniform geodetic network for the continent. This played a leading role in the African reference framework project aimed at harmonising and linking spatial reference systems across Africa in support of Nepad. The system has been available to clients 95 per cent of the time. The network of continuously operating global positioning system stations, TrigNet, has been improved to be more reliable, and will be available 98 per cent of the time.

Acquiring aerial photography and satellite imagery

The target of 600 000km(2) coverage of aerial photography and satellite imagery for the whole of South Africa for 2004/05 was exceeded, and imagery covering a total of 29,6 million km(2) was distributed over the SADC region. Updated satellite imagery covering the whole country will be available for 2005/06.

Producing and revising maps

In an effort to improve service delivery, targets for the national mapping programme have been revised. The revised target for the Adjusted Estimates for
2004/05 was exceeded by 213 maps (1 713 in total), because of a spin-off from a joint project with Statistics South Africa. All the national mapping standards have been met.

Geo-spatial information products and services

There has been a marked increase in the demand for updated maps and other spatial information due to more reasonable pricing and the increased accessibility of information. To meet the demand, new map outlets have been established in 30 of 54 districts since 2003/04.

MEDIUM-TERM OUTPUT TARGETS

SURVEYS AND MAPPING

MEASURABLE OBJECTIVE: Improve planning and monitoring of land reform, infrastructure and sustainable development by providing: accurate, up-to-date and accessible maps and other geo-spatial information and imagery; and an integrated spatial reference framework, nationally and regionally.

---------------------------------------------------------------------------------------------------------------
SUBPROGRAMME     OUTPUT                   MEASURE/INDICATOR                                  TARGET
---------------------------------------------------------------------------------------------------------------

Surveys and      Integrated spatial       Percentage availability of reference points        95%
Mapping          reference framework
                                          Percentage availability of                         98%
                                          post-process TrigNet service

                                          Percentage availability of real-time               98%
                                          TrigNet service
---------------------------------------------------------------------------------------------------------------
                 Aerial                   Acquisition of periodic repeat coverage (in        190 000 km(2):
                 photography/satellite    km(2)), informed by user needs prioritised         aerial
                 imagery covering the     within developmental nodes.                        photography
                 whole country (1,22                                                         updated by 31
                 million km(2))                                                              March 2007r

                 Maps and other           Number of km(2) updated for integrated database    231 250 km(2)
                 geo-spatial              for fundamental geo-spatial information
                 information

                                          Number of up-to-date maps and ortho-images         1 562 maps
                                          produced/revised that meet user needs,
                                          prioritised within development nodes

                 Accessible               Number of districts and metropolitan areas         40 districts and
                 fundamental              with geo-spatial information outlet (out           metros by March
                 geo-spatial              of all 54 districts)                               2007
                 information

                                          Percentage compliance with service delivery        100%
                                          standards for turnaround times for supply of
                                          geo-spatial information

                                          Number of map awareness and literacy               18 workshops by
                                          workshops conducted                                March 2007

                 Professional and         Number of days to respond to request               5 days
                 technical support
                 and client services
---------------------------------------------------------------------------------------------------------------

                                                           Vote 29: Land Affairs

PROGRAMME 3: CADASTRAL SURVEYS

The Cadastral Surveys programme aims to ensure that accurate cadastral surveys are carried out, and to provide cadastral information services in support of land delivery and orderly development. Through its single subprogramme of the same name, Cadastral Surveys is responsible for: examining and approving all surveys for the registration of land and real rights; maintaining records;
compiling, maintaining and revising maps of property boundaries; and providing cadastral advisory and spatial information services to other government institutions.

EXPENDITURE ESTIMATES

TABLE 29.5 CADASTRAL SURVEYS
-------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

Cadastral Surveys                         72 507      68 161      79 044      84 543      95 283     100 354     105 334
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                     72 507      68 161      79 044      84 543      95 283     100 354     105 334
-------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                (1 500)      4 468       3 139       2 704
-------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          67 497      65 236      72 131      79 198      87 053      91 774      96 407
                                       ----------------------------------------------------------------------------------
Compensation of employees                 54 552      56 873      58 822      66 423      72 474      75 526      78 571
Goods and services                        12 945       8 363      13 309      12 775      14 579      16 248      17 836
of which:
Communication                                961       1 234       1 402       1 323       1 739       1 633       1 699
Computer Services                             --         370       2 555       1 200       2 286       2 846       3 078
Consultants, contractors and               7 518       2 701         360       1 364       2 395       2 185       2 359
special
services
Inventory                                  1 282       1 174       1 331       1 542       2 387       3 259         739
Operating leases                              --         342         652         969       1 533       1 626       1 758
Travel and subsistence                     1 857       1 848       2 947       2 216         533         626         758
                                       ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                      154         884         189         183          64          --          --
                                       ----------------------------------------------------------------------------------
Provinces and municipalities                 154         162         166         183          64          --          --
Households                                    --         722          23          --          --          --          --
                                       ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                4 856       2 041       6 724       5 162       8 166       8 580       8 927
                                       ----------------------------------------------------------------------------------
Buildings and other fixed                     --          --          --          --          75          79          82
structures
Machinery and equipment                    4 856       2 041       5 746       5 152       7 217       7 578       7 885
Software and other intangible                 --          --         978          10         874         923         960
assets
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                     72 507      68 161      79 044      84 543      95 283     100 354     105 334

EXPENDITURE TRENDS

Expenditure is expected to increase steadily over the seven-year period, from
R72,5 million in 2002/03 to an expected R105,3 million in 2008/09, an average annual increase of 6,4 per cent. The bulk of the expenditure is on compensation of employees, which accounts for an average of 76,8 per cent of total expenditure and reflects the labour-intensive nature of the work. The average rate of expenditure on compensation of employees over the seven year period reflects that of total expenditure, at 6,3 per cent.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

In 2004/05, the average turnaround time for providing information on requests of less than 15 working days was made possible by the continued improvement of procedures, restructuring and the improved

                                                                             675

2006 Estimates of National Expenditure

cadastral information system operational in all the offices of the surveyors general. The provincial offices of the surveyor general maintained their two working day turnaround times.

Access to the cadastral information system has been improved by a public electronic facility for digital images of cadastral documents. The spatial database, an electronic map showing all surveyed land parcels, is now available to the public via the internet.

The department intended to open five new provincial surveyors general offices in 2005/06, but only the Mpumalanga office was set up. The Limpopo office will be set up in 2006. Limpopo's cadastral documents have been separated and the structure for the office developed.

MEDIUM-TERM OUTPUT TARGETS

CADASTRAL SURVEYS

MEASURABLE OBJECTIVE: Develop and maintain a high quality cadastral survey system to support and facilitate all land developments, including land reform.

----------------------------------------------------------------------------------------------------------------
SUBPROGRAMME         OUTPUT                          MEASURE/INDICATOR                           TARGET
----------------------------------------------------------------------------------------------------------------

Cadastral Surveys    A secure system of              Turnaround time (days) on request           14 days
                     cadastral surveys and
                     efficient information system

                                                     Outside figure diagrams approved            210

                     Cadastral spatial information   Completeness of data                        95%

                                                     Turn around time within which approved      5 days
                                                     land parcels are added to database
                                                     (current/ up to date)

                     A decentralised delivery        Number of new Surveyor- General             1 (Polokwane)
                     system                          offices established                         by April 2006
----------------------------------------------------------------------------------------------------------------

PROGRAMME 4: RESTITUTION

The Restitution programme aims to restore land and provide suitable compensation to victims of forced removals.

There are three subprogrammes:

o   National Office provides administrative and professional support and secretarial services to the Commission on Restitution of Land Rights. The
    subprogramme also develops and co-ordinates restitution policy and oversees court cases.

o   Regional Offices is responsible for negotiating restitution agreements and providing administrative and support services to regional land claims commissioners.

o   Restitution Grants distributes grants to restore land to victims of forced removals and makes provision for alternative land fro them. The subprogramme funds compensation payments and alternative relief, provides settlement planning and facilitation assistance, and contributes to incidental costs in resettling communities.

EXPENDITURE ESTIMATES

TABLE 29.6 RESTITUTION
-------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

National Office                           12 120      12 937      14 562      21 004      18 985      19 975      20 974
Regional Offices                          69 083      98 769     151 497     195 676     215 200     219 868     187 391
Restitution Grants                       313 062     727 410   1 016 721   2 488 998   3 134 947   3 597 764   2 291 635
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                    394 265     839 116   1 182 780   2 705 678   3 369 132   3 837 607   2 500 000
-------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                    --          --          --  (1 551 362)
-------------------------------------------------------------------------------------------------------------------------

                                                           Vote 29: Land Affairs

TABLE 29.6 RESTITUTION (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------
                                                                            ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                          79 523     108 453     162 379     227 900     232 669     237 965     206 393
                                       ----------------------------------------------------------------------------------
Compensation of employees                 48 960      58 770      79 579     116 772     100 779     138 385     107 714
Goods and services                        30 563      49 683      82 800     111 128     131 890      99 580      98 679
of which:
Communication                              3 298       4 380       6 803       7 375       6 615       6 946       7 224
Computer Services                             --         241         544         455       1 000       1 000       1 000
Consultants, contractors and special      12 993      26 687      25 842      29 748      34 290      36 056      37 540
services
Inventory                                  2 169       1 272       3 642       4 453       5 400       5 800       6 032
Operating leases                              --         363         959       3 131       3 215       3 270       3 325
Travel and subsistence                    10 079      14 598      18 554      15 362      22 050      27 153      28 238
                                       ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  313 226     727 630   1 017 061   2 472 367   3 135 074   3 597 764   2 291 635
                                       ----------------------------------------------------------------------------------
Provinces and municipalities                 164         195         271         369         127          --          --
Public corporations and private               --          12          --          --          --          --          --
enterprises
Households                               313 062     727 423   1 016 790   2 471 998   3 134 947   3 597 764   2 291 635
                                       ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                1 516       3 033       3 340       5 411       1 389       1 878       1 972
                                       ----------------------------------------------------------------------------------
Machinery and equipment                    1 516       3 033       3 340       5 411       1 389       1 878       1 972
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                    394 265     839 116   1 182 780   2 705 678   3 369 132   3 837 607   2 500 000
-------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
-------------------------------------------------------------------------------------------------------------------------
OTHER TRANSFERS
CAPITAL                                  313 062     727 410   1 016 721   2 471 998   3 134 947   3 597 764   2 291 635
                                       ----------------------------------------------------------------------------------
Restitution grants                       313 062     727 410   1 016 721   2 471 998   3 134 947   3 597 764   2 291 635
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased very rapidly from R394,3 million in 2002/03 to R2,7 billion in 2005/06, an average annual increase of 90 per cent. Expenditure increases to reach 3,8 billion in 2007/08, but then decreases to R2,5 billion in 2008/09 due to the phasing out of the programme from 2009/10. This equates to a negative growth rate of 13,9 per cent over the MTEF. The initial increases are due to the nature of the remaining claims, particularly rural claims, which have a significant business development element.

Expenditure under computer services increases rapidly, especially between
2003/04 and 2005/06, when it rises from R241 000 to R455 000, and is expected to reach R1 million in 2008/09, due to the appointment of contract employees.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

By December 2005, 68 719 (86,2 per cent) of the total of 79 696 claims lodged were settled, of which 60 672 were urban (88,3 per cent) and 8 047 rural (11,7 per cent). There are a further 10 977 outstanding claims, the majority of which
(8 055) are rural community claims. All 2 922 outstanding urban claims will be settled by the end of this financial year.

The total cost since the start of the restitution process for settling these claims was R5,5 billion: R2,8 million for urban claims and R2,7 million for rural claims. Most of the urban claimants have opted for financial compensation, but rural claimants usually choose land restoration, and over

                                                                             677

2006 Estimates of National Expenditure

1 million hectares of rural land have been bought for this purpose. Rural claims account for about 20 per cent of all claims. A typical rural claim involves 300 to 4 000 households to 15 000ha of land. The Commission on
Restitution of Land Rights has to do detailed research to document and authenticate oral evidence, map out land parcels, link the rightful claimants to the claimed land, resolve boundary disputes and facilitate land acquisition.

MEDIUM-TERM OUTPUT TARGETS RESTITUTION

MEASURABLE OBJECTIVE: Resolve restitution claims within the target period through negotiated settlements that restore land rights or award alternative forms of equitable redress to claimants

--------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME         OUTPUT                       MEASURE/INDICATOR                   TARGET
--------------------------------------------------------------------------------------------------------------------------

Restitution Grants   All lodged claims settled    Number of urban claims settled      2 922 claims by March 2007
                     according to the
                     Restitution of Land
                     Rights

                     Act as amended               Number of rural claims settled      5 729 claims by March 2007

                     Sustainable development      Post settlement plans for           All plans in place within 6 months
                     facilitated (post            approved claims with                of approval of claim
                     settlement support)          development aspect

                                                  Agreements with Department of       By March 2007
                                                  Agriculture for the support of
                                                  restitution beneficiaries through
                                                  CASP and MAFISA.
--------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: LAND REFORM

The Land Reform programme is responsible for land reform programmes and projects.

There are six subprogrammes:

o   National Office is responsible for developing and co-ordinating land reform products and facilitating the implementation of land reform programmes and projects. It also provides support services to provincial offices.

o   Provincial Offices provides support services for implementing land reform programmes and projects and for administering state land in each province.

o   Land Reform Grants makes grants for project and programme planning, land acquisition and settlement.

o   KwaZulu-Natal Ingonyama Trust Board makes grants for administering Ingonyama
    Trust land.

o   The Land Reform Empowerment Facility makes transfers to the facility. It is a revolving credit loan facility established by the department to finance land acquisition and/or equity in commercial farming ventures and is located in Khula Enterprises. Khula Enterprise Finance Limited was contracted to administer the funds on behalf of the Department of Land Affairs.

o   Communal Land Rights Programme provides management and support to facilitate legal security of tenure by transferring communal land, including Ingonyama
    Trust land, to communities, or by awarding comparable redress.

EXPENDITURE ESTIMATES

TABLE 29.7 LAND REFORM
-------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

National Office                           29 544      26 338      31 052      52 720      73 791      85 633      89 989
Provincial Offices                        75 060      80 008      95 264     124 577     140 129     148 342     158 025
Land Reform Grants                       310 860     347 059     327 006     514 306     665 357   1 009 548   2 616 313
KwaZulu-Natal Ingonyama Trust Board          519         329         334       2 014       2 242       2 351       2 492
Land Reform Empowerment Facility              --          --          --           1           1           1           1
Communal Land Rights Programme                --          --          --      11 081      25 769      27 688      29 349
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                    415 983     453 734     453 656     704 699     907 289   1 273 563   2 896 169
-------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                               (65 399)   (109 024)    (75 571)  1 471 888
-------------------------------------------------------------------------------------------------------------------------

                                                           Vote 29: Land Affairs

TABLE 29.7 LAND REFORM (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------
                                                                            ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                         103 612     103 930     122 743     185 403     238 517     260 656     276 296
                                       ----------------------------------------------------------------------------------
Compensation of employees                 60 415      63 652      70 586     104 526     144 051     152 752     161 917
Goods and services                        43 197      40 278      52 157      80 877      94 466     107 904     114 379
of which:
Communication                              5 393       5 637       8 082       7 038      15 458      16 871       5 963
Computer Services                              4         188       2 157       1 937       1 106       1 322       1 385
Consultants, contractors and special      20 556       4 307       8 085      31 645      40 588      51 844      52 348
services
Inventory                                  1 461       1 102       1 854       4 306       2 820       3 632       3 882
Operating leases                              --         650       1 061       2 791          --          --          --
Travel and subsistence                    13 365      13 358      18 390      14 970      13 921      14 221      17 131
                                       ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  311 320     347 506     327 657     515 495     667 683   1 011 900   2 618 806
                                       ----------------------------------------------------------------------------------
Provinces and municipalities                 178         172       6 455       8 224       8 083          --          --
Departmental agencies and accounts           282         219         285         954       2 242       2 351       2 492
Universities and technikons                   --          --         100          --          --          --          --
Public corporations and private               --           5           7           1           1           1           1
enterprises
Households                               310 860     347 110     320 810     506 316     657 357   1 009 548   2 616 313
                                       ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                1 051       2 298       3 256       3 801       1 089       1 007       1 067
                                       ----------------------------------------------------------------------------------
Machinery and equipment                    1 051       2 298       3 210       3 436       1 089       1 007       1 067
Software and other intangible assets          --          --          46         365          --          --          --
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                    415 983     453 734     453 656     704 699     907 289   1 273 563   2 896 169
-------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
-------------------------------------------------------------------------------------------------------------------------
PROVINCES AND MUNICIPALITIES
PROVINCES
PROVINCIAL REVENUE FUNDS

CAPITAL                                       --          --       6 250       8 000       8 000          --          --
                                       ----------------------------------------------------------------------------------
Land Distribution: Alexandra Urban            --          --       6 250       8 000       8 000          --          --
Renewal Project Grant
                                       ----------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                      282         219         285         954       2 242       2 351       2 492
                                       ----------------------------------------------------------------------------------
KwaZulu-Natal Ingonyama Trust Board          282         219         285         954       2 242       2 351       2 492
                                       ----------------------------------------------------------------------------------
UNIVERSITIES AND TECHNIKONS
CURRENT                                       --          --         100          --          --          --          --
                                       ----------------------------------------------------------------------------------
   - University of Ford Hare                  --          --         100          --          --          --          --
                                       ----------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PUBLIC CORPORATIONS
CAPITAL                                       --          --          --           1           1           1           1
                                       ----------------------------------------------------------------------------------
Khula Land Reform Credit Facility             --          --          --           1           1           1           1
                                       ----------------------------------------------------------------------------------
HOUSEHOLDS
OTHER TRANSFERS
CAPITAL                                  310 860     347 059     320 810     506 306     657 357   1 009 548   2 616 313
                                       ----------------------------------------------------------------------------------
Land Reform Grant                        310 860     347 059     320 810     506 306     657 357   1 009 548   2 616 313
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Between 2002/03 and 2005/06, overall expenditure increased from R416 million to
R704,7 million, an average annual increase of 19,2 per cent.

                                                                             679

2006 Estimates of National Expenditure

Expenditure is anticipated to rise rapidly over the MTEF, reaching R2,9 billion in 2008/09. Most of the increases are in the Land Reform Grants subprogramme, in particular for the land redistribution for agricultural development programme
(LRAD), and are classified as capital transfers to households. The major increase in total expenditure is from R1 billion to R2,6 billion over the two outer years of the 2006 MTEF. The growth of 159,2 per cent is also attributable to the sharp increase in the transfer to the Land Reform Grant subprogramme.

Expenditure on compensation of employees is expected to rise between 2005/06 and
2008/08, as new posts are filled to meet the demands of the programme. It increases from R 104,5 million in 2005/06 to R161,9 million in 2008/09, at an average annual rate of 15,7 per cent. Expenditure on goods and services is also expected to increase rapidly, from R80,9 million in 2005/06 to R1 14 million in
2008/09, at an average rate of 12,2 per cent, mainly because some 26 000 claims under the Land Reform (Labour Tenants) Act (1996) have been finalised and the
Communal Land Rights Act (2004) has been implemented.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

By March 2005, 144 183ha of land were delivered through the land redistribution and land tenure reform programmes. The highest number of hectares was delivered through the land redistribution for agricultural development (LRAD) programme;
72 687 ha of land to 5 109 beneficiaries. A total of 76 801 ha were delivered through the land programme. Together this brings the cumulative number of hectares transferred to 3,1 million hectares, of which 1,466 ha have been delivered through the redistribution and tenure reform programmes.

While delivery is steadily increasing, particularly in 2004/05, the department did not meet all its annual delivery targets. Delivery in terms of the LRAD is
40 per cent below target in terms of the number of hectares transferred. Output was hindered by a number of factors; key among them is the limited success of the negotiation process, which results in an estimated 20 per cent of the cases not leading to the acquisition of the property.

In addition, rising prices in land and no concurrent substantial increase in budget, has led to a decrease in output. In the past financial year, 100 per cent of the transfers to households budget (land reform grants) was spent.
Concurrently, this led to a 20 per cent increase in land market prices, from R1
262 per ha in 2002 to R1 517 per ha in 2003.

The target for 2004/05 to deliver 194 035ha of land to beneficiaries was 74 per cent met. The larger part of this achievement was in commonage projects where the target was exceeded by 49,5 per cent. The main reason for not achieving the targets is because activities were reprioritised in late 2004 to speed up the restitution process. The target for 2005/06 has so far been 29 per cent met, and the target for disposing of state land, 3,6 per cent met. The difficulties are to do with implementing the Labour Tenants Act (1996) and the Communal Land
Rights Act (2004).

                                                           Vote 29: Land Affairs

SELECTED MEDIUM-TERM OUTPUT TARGETS

LAND REFORM

MEASURABLE OBJECTIVE: Ensure that sustainable benefits of economic growth accrue to previously disadvantaged communities, groups and individuals through the provision of land rights to achieve increased income levels, productive land use and well-planned human settlements

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME        OUTPUT                            MEASURE/INDICATOR                                      TARGET
------------------------------------------------------------------------------------------------------------------------------------

Land Reform Grants  Land redistribution               Number of hectares transferred: LRAD                   132 561ha by March 2007
                                                      Number of hectares transferred: land for settlement    5 481ha by March 2007
                                                      Number of hectares transferred: commonages             41 308ha by March 2007
                                                      Number of hectares transferred: Urban Renewal          45 427ha by March 2007
                                                      Programme and Integrated Sustainable Rural
                                                      Development Programme

                    Disposal and administration of    Number of hectares transferred: State land             41 143 by March 2007
                    state land

                                                      Number of leases signed                                29 by March 2007

                    Protection of informal            Number of court referrals                              27 by March 2007
                    land rights

                                                      Number of agreements- Labour Tenants Act (LTA)         125 by March 2007

                                                      Number of agreements- Extension of Security of         140 by March 2007
                                                      Tenure Act (ESTA)

                    Land reform legislation           Availability of consolidated ESTA and LTA legislation  July 2006

                                                      Availability of ESTA/ LTA consolidated regulations     July 2006

                                                      Availability of Communal Land Rights Act regulations   July 2006
------------------------------------------------------------------------------------------------------------------------------------
KwaZulu-Natal       Transfer of land to church land   Number of hectares transferred                         2 247ha
Ingonyama Trust     occupiers                         Number of title deeds issued                           3 title deeds
Board
------------------------------------------------------------------------------------------------------------------------------------
Communal Land       Implementation plan               Plan published                                         By July 2006
Rights Programme
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: SPATIAL PLANNING AND INFORMATION

The programme aims to establish an effective and efficient system of spatial planning, land use management and spatial information to support development and land reform.

There are three subprogrammes:

o   Management and Support Services co-ordinates overarching projects of national strategic significance and provides management and administrative support to all units of the programme.

o   Spatial Planning and Information creates better land use systems that are supported by spatial planning and spatial information.

o   South African Council for Planners (SACPLAN). The aim of this subprogramme is to provide for transfers to the council in terms of the Planning
    Professions Act (2002).

EXPENDITURE ESTIMATES
TABLE 29.8 SPATIAL PLANNING AND INFORMATION
-------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

Management and Support Services            1 014       2 164       6 093       3 956      13 035      13 467      14 305
National Spatial Information               2 860       3 750          --          --          --          --          --
Framework
Land Development                           3 007       5 952          --          --          --          --          --
Spatial Planning and Information              --          --       9 087      14 266      14 180      15 289      15 901
South African Council for Planners            --          --          --       1 000       1 000       2 000       2 080
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                      6 881      11 866      15 180      19 222      28 215      30 756      32 286
-------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                    --       8 176       8 254       8 531
-------------------------------------------------------------------------------------------------------------------------

                                                                             681

2006 Estimates of National Expenditure

TABLE 29.8 SPATIAL PLANNING AND INFORMATION (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------
                                                                            ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                           6 640      11 210      14 671      16 734      27 005      28 576      30 019
                                       ----------------------------------------------------------------------------------
Compensation of employees                  4 964       8 144       8 253      14 009      24 294      25 178      26 269
Goods and services                         1 676       3 066       6 418       2 725       2 711       3 398       3 750
of which:
Communication                                 31          81         203         125          13          14          15
Computer Services                             --          --         188          11         265         500         600
Consultants, contractors and special         435       1 999       1 618         367       1 227       1 550       1 813
services
Inventory                                     35         203         265          89          22          32          37
Maintenance repair and running cost           --           4          45         167         100         150         150
Operating leases                              --          25         288         265         300         350         400
Travel and subsistence                       755         618       1 169         617         414         445         382
                                       ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                       15          25          26       1 028       1 010       2 000       2 080
                                       ----------------------------------------------------------------------------------
Provinces and municipalities                  15          25          26          28          10          --          --
Non-profit institutions                       --          --          --       1 000       1 000       2 000       2 080
                                       ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                  226         631         483       1 460         200         180         187
                                       ----------------------------------------------------------------------------------
Machinery and equipment                      226         631         483       1 118         200         180         187
Software and other intangible assets          --          --          --         342          --          --          --
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                      6 881      11 866      15 180      19 222      28 215      30 756      32 286
-------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
-------------------------------------------------------------------------------------------------------------------------
SUBSIDIES:
NON-PROFIT INSTITUTIONS

CURRENT                                       --          --          --       1 000       1 000       2 000       2 080
                                       ----------------------------------------------------------------------------------
South African Council for Planners            --          --          --       1 000       1 000       2 000       2 080
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased substantially from 2002/03 to 2005/06, rising from R6,9 million to R19,2 million, at an average annual rate of 40,8 per cent. The increase was mainly for compensation of employees due to the labour-intensive nature of the programme.

Over the MTEF, expenditure is anticipated to grow at 7 per cent to reach R32,3 million in 2008/09. The bulk of the funds, R24,3 million for 2006/07, R25,2 million for 2007/08 and R26,3 million for 2008/09, will be under compensation of employees to create capacity for decentralising spatial planning and information services to all provinces.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

A major output was the appointment of the representative Council for South
African Planners (SACPLAN). A council office will be opened in Gauteng, and work has begun in registering and accrediting the planning profession and developing a curriculum.

The Spatial Data Infrastructure Act (2003) will lead to the committee for spatial information being set up. The act ensures greater access to spatial information by promoting effective development and good governance.

                                                           Vote 29: Land Affairs

The final draft of the Land Use Management Bill is being workshopped by an interdepartmental task team.

The department has trained land reform and restitution practitioners in the approved environmental planning policy and guidelines. The first and second modules of a three-module training programme were completed nationally.

A national study was undertaken on post-1994 settlement growth patterns to evaluate the extent to which these have been in line with government policy and legislative goals, and to guide future decisions and proposals.

Initiatives have begun to integrate land redistribution projects into provincial integrated development plans in Free State, Northern Cape,
KwaZulu-Natal and Eastern Cape. A key benefit is that in future all information about a project will be consolidated. The process has assisted in shifting the focus from simply building databases to creating management information. A database of attribute information for the state land administration grant
(SLAG) and LRAD projects was mapped, and thematic maps for the implementation of the Communal Land Rights Act (2004) and a government information system
(GIS) were developed for the restitution of land claims commissioner (RLCC)
office in Mpumalanga.

Spatial planning and information units have been established in KwaZulu-Natal,
Limpopo and Eastern Cape, improving support to clients across the country.

MEDIUM-TERM OUTPUT TARGETS

SPATIAL PLANNING AND INFORMATION

MEASURABLE OBJECTIVE: Deliver legislative, institutional and technical tools to regulate and guide settlement development, land use management and spatial information management.

-------------------------------------------------------------------------------------------------------------
SUBPROGRAMME            OUTPUT                           MEASURE/INDICATOR                   TARGET
-------------------------------------------------------------------------------------------------------------

Management and          Spatial planning and             Number of offices established       In 4
Support                 information services in                                              provinces by
Services                all provinces                                                        March 2007
-------------------------------------------------------------------------------------------------------------
Spatial                 Environmental policy and         Policy and guidelines available     March 2007
Planning and            guidelines for land reform
Information             projects

                        Mapping and integration          Number of provinces able            9 provinces by
                        of land claims and               to provide digital and              March 2007.
                        land reform projects into        hard copy maps fully
                        integrated development           integrated with IDPs
                        plans

                        Transformation of the            Establishing new criteria           March 2007.
                        planning profession              for professional
                                                         registration
-------------------------------------------------------------------------------------------------------------
South                   South African Council for        Percentage of internal              95%
African                 Planners and the appeals         operational systems and
Council for             board                            infrastructure
Planners                                                 requirements set up
-------------------------------------------------------------------------------------------------------------

PROGRAMME 7: AUXILIARY AND ASSOCIATED SERVICES

The Auxiliary and Associated Services programme provides auxiliary services and services associated with the department's aims.

There are four subprogrammes:

o   Government Motor Transport is responsible for buying vehicles for departmental use.

o   Registration of Deeds Trading Account provides for the growth of trading capital and the procurement of capital equipment for the deeds registration chief directorate.

o   Sector Education and Training Authority funds a contribution to the Public
    Sector Education and Training Authority (PSETA).

o   Capital Works funds capital work projects undertaken by the Department of
    Public Works.

                                                                             683

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 29.9 AUXILIARY AND ASSOCIATED SERVICES
-------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

Government Motor Transport                 1 792       1 999          --       1 756       2 921       3 067       3 067
Registration of Deeds Trading Account         --          --          --           1           1           1           1
Sector Education and Training                 --          --          --           1           1           1           1
Authority
Capital Works                              2 745       8 391       2 624       8 461       9 129       9 524      10 162
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                      4 537      10 390       2 624      10 219      12 052      12 593      13 231
-------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                  (474)       (474)       (484)       (574)
-------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           2 745       8 391       2 624       8 461       9 129       9 524      10 162
                                       ----------------------------------------------------------------------------------
Goods and services                         2 745       8 391       2 624       8 461       9 129       9 524      10 162
Consultants, contractors and special          --          --          --       6 326       5 783       1 800         800
services
Maintenance repair and running cost        2 745       8 391       2 624       2 135       3 346       7 724       9 362
                                       ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                       --          --          --           2           2           2           2
                                       ----------------------------------------------------------------------------------
Departmental agencies and accounts            --          --          --           2           2           2           2
                                       ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                1 792       1 999          --       1 756       2 921       3 067       3 067
                                       ----------------------------------------------------------------------------------
Machinery and equipment                    1 792       1 999          --       1 756       2 921       3 067       3 067
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                      4 537      10 390       2 624      10 219      12 052      12 593      13 231
-------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
-------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                       --          --          --           2           2           2           2
                                       ----------------------------------------------------------------------------------
Public Sector Education and Training          --          --          --           1           1           1           1
Authority
Registration of Deeds Trading Account         --          --          --           1           1           1           1
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Between 2002/03 and 2005/06, expenditure rose at an average annual rate of 31,1 per cent, due mainly to building operations undertaken by the Department of
Public Works on behalf of the Department of Land Affairs. Expenditure is expected to increase at a lower average annual rate of 9 per cent, rising from
R10,2 million in 2005/06 to R13,2 million in 2008/09.

Maintenance, repairs and running cost expenditure is anticipated to increase sharply, from R2,1 million in 2005/06 to R9,4 million in 2008/09, at 64,8 per cent. Fluctuation in the budgeted amounts between the years is due to the nature and size of the repair or maintenance work required

REGISTRATION OF DEEDS TRADING ACCOUNT

The deeds registries are established in terms of the Deeds Registries Act
(1937). Their primary purpose is to provide land security rights. The deeds registries register title deeds and other documents, preserve records, provide information, maintain a public register of land, among their other legislated functions.

The trading account is a self-funding category 1 trading entity and consequently receives no funding from government. Its non-tax revenue includes income from the registration of deeds and the supply of

                                                           Vote 29: Land Affairs

deeds registration information. Fees are levied in accordance with the schedule of fees prescribed by regulation 84 of the Deeds Registries Act (1937).

Between 2002/03 and 2004/05, the trading account declared profits of R94,3 million, R101,6 million and R145,6 million, an average annual increase of 24,3 per cent. The increase in surpluses is attributable to the current economic boom and the strong property market. The trading account's revenue has increased at an average of 15 per cent per year over the past three financial years. Assuming that the property market remains stable, revenue is likely to increase by at least 6 per cent over the 2006 MTEF, to reach R396,8 million by
2008/2009, and the trading account to remain self-sustainable.

Compensation of employees increased from R124,1 million in 2002/03 to R131,2 million in 2003/04 and to R147,7 million in 2004/05, at an average annual rate of 9,1 per cent. It is anticipated that this expenditure will further escalate over the 2006 MTEF due to the expansion of deeds registries' staff to manage the increased demand for registration services.

The following challenges will be addressed in 2006/07: replacing old microfilm cameras, increasing bandwidth for the network, and finalising the scanning solution and the electronic lodging and processing system for diagrams and deeds (e-Cadastre). The scanning solution and e-Cadastre will be critical for dealing with the dramatic increase in the deeds registries' work flow due to the implementation of the Communal Land Rights Act (2004) and all the
previously unregistered land rights.

TABLE 29.10 FINANCIAL SUMMARY FOR THE REGISTRATION OF DEEDS TRADING ACCOUNT
-------------------------------------------------------------------------------------------------------------------------
                                                    OUTCOME                                   MEDIUM-TERM ESTIMATE
                                       ---------------------------------               ----------------------------------
                                         AUDITED     AUDITED     AUDITED   ESTIMATED
                                                                            OUTCOME
                                       ----------------------------------------------------------------------------------
R Thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                          258 763     283 535     347 555     333 486     353 174     374 365     396 826
                                       ----------------------------------------------------------------------------------
Sale of goods and services other than    246 556     272 494     332 553     320 986     340 245     360 660     382 299
capital assets of which:
Sales by market establishments           246 556     272 494     332 553     320 986     340 245     360 660     382 299
Other non-tax revenue                     12 207      11 041      15 002      12 500      12 929      13 705      14 527
-------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                            258 763     283 535     347 555     333 486     353 174     374 365     396 826
-------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                          163 726     181 044     201 002     301 288     336 286     354 291     373 312
                                       ----------------------------------------------------------------------------------
Compensation of employees                124 100     131 232     147 741     144 869     162 625     172 498     182 013
Goods and services                        35 509      45 647      48 846     152 930     168 671     176 836     186 335
Depreciation                               4 117       4 164       4 415       3 490       4 990       4 957       4 964
                                       ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                      750         885         975         983          --          --          --
-------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                           164 476     181 929     201 977     302 271     336 286     354 291     373 312
-------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                       94 287     101 606     145 578      31 215      16 888      20 074      23 514
-------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                   6 398       9 100      11 688      16 240      43 156      34 525      20 715
Inventory                                    597         809         794       1 188       1 322       1 393       1 467
Receivables and prepayments               43 481      49 552      62 248      44 197      46 407      48 727      51 164
Cash and cash equivalents                 90 752     186 255     214 279     226 856     219 171     247 325     284 097
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             141 228     245 716     289 009     288 481     310 056     331 970     357 443
-------------------------------------------------------------------------------------------------------------------------
Capital and reserves                      25 176      25 176      25 176     201 969     218 856     238 930     262 444
Trade and other payables                  98 166     201 856     243 676      64 542      67 769      68 050      68 345
Provisions                                17 886      18 684      20 157      21 970      23 431      24 989      26 654
-------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             141 228     245 716     289 009     288 481     310 056     331 970     357 443
-------------------------------------------------------------------------------------------------------------------------
Data provided by the Registrar of Deeds

                                                                             685

2006 Estimates of National Expenditure

PUBLIC ENTITIES REPORTING TO THE MINISTER

KWAZULU-NATAL INGONYAMA TRUST BOARD

The Kwa-Zulu-Natal Ingonyama Trust Board (ITB) was established in terms of the
KwaZulu-Natal Ingonyama Trust Act (1994) as amended. The board, chaired by His
Majesty the King (or his nominee) and eight other members appointed by the
Minister of Land Affairs, came into operation in October 1998 to administer the affairs of the Ingoyama Trust.

The core business of the trust is to manage its 2,7 million hectares of land, spread throughout KwaZulu-Natal, for the material benefit and social well-being of individual members. Activities undertaken by the ITB include: transferring townships to local authorities, granting permissions to occupy (PTOs), granting servitudes, issuing leases, identifying and transferring land for state domestic purposes, registering assets, minerals administration, restructuring state forests, compiling asset registers, and developing a land tenure information system.

The board has granted leases for diverse uses such as shopping centres, game parks, residential developments, lodges, petrol filling stations, telecommunications base stations, sugar cane farming, grazing and aquaculture projects.

The board has been able to collect R25 million from mining royalties on behalf of the communities on the trust land. This income will be used to fund, among others: poultry sheds; block-making enterprises; irrigation systems; arts and craft centres; sewing machines; and education and training, which include skills transfer to community members.

The following communities have benefited from these royalties: Mandlakazi,
Matheni, Ximba, and Zungu Traditional Authorities.

A total income of R14,1 million is budgeted for 2006/07, of which R12,7 million is to be redistributed to the communities. The trust receives an allocation from the department to cover the operating expenses, which is expected to be R2, 2 million for 2006/07.

The following programmes will be implemented over the medium term:

o   finalising the transfer of Kwa-Zulu-Natal townships to local authorities, establishing township registers and upgrading tenure rights

o   extending the security of tenure on Ingonyama Trust land and providing income to communities living on trust land

o   concluding the registration of all vested assets in the name of the
    Ingonyama Trust, which involves the consolidation of titles for each traditional authority (the trust currently holds 1 478 titles)

o   finalising the transfer of land used for state domestic purposes to relevant government departments and municipalities.

BALA FARMS

Until 31 March 2005, Bala Farms (Pty) Ltd was a state-owned company created by the former Bophuthatswana administration to buy and administer farms outside the homeland territory. The company has since been dissolved and deregistered in line with the department's land reform policy. Properties which were not disposed of by the company have been transferred to the Department of Land
Affairs for disposal. The department has begun the due processes to have this company de-listed as a public entity.

INALA FARMS

Inala Farms (Pty) Ltd was founded through a land reform project initiated by the Department of Land Affairs during 1996. The department bought land measuring 1 483 ha, which was held in the company, with the department as the sole shareholder. However, the department's shareholding was

                                                           Vote 29: Land Affairs

subsequently reduced to 75 per cent in 2004 because the former managing director exercised share options.

The operations are conducted through a separate company, Inala Farming Company
(Pty) Ltd. The workers, who are beneficiaries, formed a trust and acquired 25 per cent of the shares in Inala Farming Company (Pty) Ltd, financed through land acquisition grants.

The entity's annual report has not been presented to the department for the period 2002/03 to 2004/05 because the company's external auditor raised concerns about whether Inala Farming Company (Pty) Ltd could operate as a going concern, as it did not have adequate operating capital.

During 2004/05, the Inala Farming Company (Pty) Ltd went into voluntary liquidation, due to the constraints caused by the inadequate operating capital.
The department, together with the Land Bank, is currently trying to salvage the project by involving other strategic partners.

                                                                             687

2006 Estimates of National Expenditure

ANNEXURES

Table 29. A: Summary of expenditure trends and estimates per programme and economic classification

Table 29.B:  Summary of personnel numbers and compensation of employees

Table 29.C:  Summary of expenditure on training

Table 29.D:  Summary of conditional grants to provinces and local government
             (municipalities)(1)

Table 29.E:  Summary of official development assistance expenditure

Table 29.F:  Summary of expenditure on infrastructure

                                                           Vote 29: Land Affairs

TABLE 29.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                  APPROPRIATION         AUDITED              APPROPRIATION              REVISED
                                         MAIN      ADJUSTED      OUTCOME      MAIN      ADDITIONAL  ADJUSTED    ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                                     2004/05           2004/05                  2005/06                2005/06
-------------------------------------------------------------------------------------------------------------------------

1. Administration                        187 439     244 639     223 109     214 523     103 747     318 270     305 770
2. Surveys and Mapping                    72 786      73 617      65 597      75 256       9 245      84 501      83 235
3. Cadastral Surveys                      82 558      80 886      79 044      86 043      (1 500)     84 543      84 543
4. Restitution                           933 225   1 134 831   1 182 780   2 705 678          --   2 705 678   1 905 678
5. Land Reform                           473 760     501 514     453 656     770 098     (65 399)    704 699     554 699
6. Spatial Planning and                   19 262      19 262      15 180      19 222          --      19 222      19 222
   Information
7. Auxiliary and Associated               19 122       8 224       2 624      10 693        (474)     10 219      10 219
   Services
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                  1 788 152   2 062 973   2 021 990   3 881 513      45 619   3 927 132   2 963 366
-------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                         670 126     692 044     634 137     787 380      72 094     859 474     844 916
                                       ----------------------------------------------------------------------------------
Compensation of employees                374 030     370 160     322 056     464 488     (22 180)    442 308     442 308
Goods and services                       296 096     321 884     311 493     322 892      93 074     415 966     401 408
Financial transactions in assets              --          --         588          --       1 200       1 200       1 200
and liabilities
                                       ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                1 086 327   1 329 980   1 349 109   3 058 267     (66 379)  2 991 888   2 042 680
                                       ----------------------------------------------------------------------------------
Provinces and municipalities                 862       7 179       7 215       9 163          19       9 182       9 182
Departmental agencies and                  2 200         909         285         956          --         956         956
accounts
Universities and technikons                   --          --         100          --          --          --          --
Public corporations and private                1          14          44          36          --          36          36
enterprises
Non-profit institutions                       --          --          --       1 000          --       1 000       1 000
Households                             1 083 264   1 321 878   1 341 465   3 047 112     (66 398)  2 980 714   2 031 506
                                       ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS               31 699      37 690      38 744      35 866      39 904      75 770      75 770
                                       ----------------------------------------------------------------------------------
Machinery and equipment                   31 699      27 644      32 518      29 539      38 748      68 287      68 287
Software and intangible assets                --      10 046       6 226       6 327       1 156       7 483       7 483
                                       ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                  1 788 152   2 059 714   2 021 990   3 881 513      45 619   3 927 132   2 963 366
-------------------------------------------------------------------------------------------------------------------------

TABLE 29.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES
-------------------------------------------------------------------------------------------------------------------------
                                                                            ADJUSTED
                                                  AUDITED OUTCOME      APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                       ----------------------------------------------------------------------------------
                                         2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME
CONTRACT EMPLOYEES
Compensation (R thousand)                250 284     283 252     318 168     437 953     519 716     579 309     570 725
Unit cost (R thousand)                       112         113         111         154         178         198         195
Compensation as % of total                 100.0%       99.5%       98.8%       99.0%       99.1%       99.0%       98.8%
Personnel numbers (head                    2 238       2 517       2 868       2 848       2 924       2 924       2 924
count)
B. PART-TIME AND TEMPORARY
CONTRACT EMPLOYEES
Compensation (R thousand)                     --          --          --         294         315         335         355
Unit cost (R thousand)                                                            98         105         112         118
Compensation as % of total                   0.1%        0.1%        0.1%                                            0.1%
Personnel numbers (head                       --          --          --           3           3           3           3
count)
-------------------------------------------------------------------------------------------------------------------------

                                                                             689

2006 Estimates of National Expenditure

TABLE 29.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------
                                                                            ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                       ----------------------------------------------------------------------------------
                                         2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

C. INTERNS
Compensation of interns (R                    --       1 440       3 888       4 061       4 512       5 520       6 864
thousand)
Unit cost (R thousand)                                    18          18          22          24          28          31
Number of interns                             --          80         216         188         188         200         220
-------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)                250 284     284 692     322 056     442 308     524 543     585 164     577 944
UNIT COST (R THOUSAND)                       112         110         104         146         168         187         184
PERSONNEL NUMBERS (HEAD                    2 238       2 597       3 084       3 039       3 115       3 127       3 147
COUNT)
-------------------------------------------------------------------------------------------------------------------------
D. LEARNERSHIPS
Payments for learnerships (R                  --          --          --       2 640       2 825       3 003       3 183
thousand) (G&S)
Number of learnerships (head                  --          --          --          30          30          30          30
count)
-------------------------------------------------------------------------------------------------------------------------

TABLE 29.C SUMMARY OF EXPENDITURE ON TRAINING
-------------------------------------------------------------------------------------------------------------------------
                                                                            ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATES
                                       ----------------------------------------------------------------------------------
                                         2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)                   6 078       7 346       7 625       8 342       8 211       7 721       8 018
Number of employees trained                1 948       2 341       2 324       2 461       2 262       2 004       2 010
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)                   1 050       1 110       1 280       1 200       1 500       1 500       1 600
Number of employees (head                    450         460         480         500         520         520         530
count)
BURSARIES (NON EMPLOYEES)
Expenditure (R thousand)                      --          --         426         500         500         500         500
Number of individuals (head                   --          --          11          12          12          12          12
count)
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                      7 128       8 456       9 331      10 042      10 211       9 721      10 118
NUMBER OF EMPLOYEES                        2 398       2 801       2 815       2 973       2 794       2 536       2 552
-------------------------------------------------------------------------------------------------------------------------

TABLE 29.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT (MUNICIPALITIES)(1)
-------------------------------------------------------------------------------------------------------------------------
                                                                            ADJUSTED
                                                AUDITED OUTCOME        APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                       ----------------------------------------------------------------------------------
R thousand                               2002/03     2003/04     2004/05     2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO PROVINCES
5. LAND REFORM
Land Distribution: Alexandra Urban            --          --       6 250       8 000       8 000          --          --
Renewal
Project Grant
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                         --          --       6 250       8 000       8 000          --          --
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

1   Detail provided in the Division of Revenue Act (2006).

                                                           Vote 29: Land Affairs

TABLE 29.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE
---------------------------------------------------------------------------------------------------------------------
DONOR             PROJECT         CASH/                                       ADJUSTED           MEDIUM-TERM
                                  KIND          AUDITED OUTCOME          APPROPRIATION      EXPENDITURE ESTIMATE
                                          ---------------------------------------------------------------------------
R thousand                                2002/03   2003/04   2004/05       2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------

FOREIGN
Denmark        Land reform        Cash      5 874        --        --         4 500           --        --        --
               pilot
               programme

Denmark        Itergration of     Kind         --     4 200        --            --           --        --        --
               enviro.
               Planning into
               land reform

European       Land reform        Cash      9 374        --        --            --           --        --        --
Union          pilot
               programme

The            Land reform        Cash      3 328       870        --            --           --        --        --
Netherlands    pilot
               programme &
               Sectoral
               Budget
               Programme

United         Land reform        Cash      1 105        --    16 000        10 000           --        --        --
Kingdom        pilot
               programme

United         Support to         Cash         --        --    22 609            --           --        --        --
Kingdom        Department of
               Land Affairs

United         Communal           Cash         --     1 400        --            --           --        --        --
Kingdom        land rights bill
               consultation
               process

Belguim        Restitution        Kind         --    14 000        --        21 000       21 000        --        --
               programme

USAID          National land      Kind         --        --        --            --           --        --        --
               tenure
               conference

Switzerland    Finalisation of    Kind         --        --     1 250            --           --        --        --
               the communal
               land rights bill
---------------------------------------------------------------------------------------------------------------------
TOTAL                                      19 681    20 470    39 859        35 500       21 000        --        --
---------------------------------------------------------------------------------------------------------------------

                                                                             691

2006 Estimates of National Expenditure

TABLE 29.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE
---------------------------------------------------------------------------------------------------------------------
DESCRIPTION       SERVICE DELIVERY OUTPUTS                                    ADJUSTED           MEDIUM-TERM
                                                AUDITED OUTCOME          APPROPRIATION      EXPENDITURE ESTIMATE
                                          ---------------------------------------------------------------------------
R thousand                                2002/03   2003/04   2004/05       2005/06      2006/07   2007/08   2008/09
---------------------------------------------------------------------------------------------------------------------
MAINTENANCE ON INFRASTRUCTURE (CAPITAL)

Land Affairs   Other Upgrading              2 745     8 391     2 624            --           --     3 500     3 850
National       & Renovations -
Office         unplanned

Land Affairs   Construct                       --        --        --           126           --        --        --
National       Security Fence at
Office         H/O
               Establishment of                --        --        --             6           --        --        --
               strong Room 12th
               floor H/O
               New Security                    --        --        --           475          895        --        --
               System H/O
               Installation Aircon             --        --        --           388          118        --        --
               Room 1425 H/O
               Bay Parking H/O                 --        --        --           200        1 000        --        --
               Beufort West                    --        --        --           466          299        --        --
               establishment of
               new offices
               Consultant                      --        --        --         6 800          539     1 750       750
               feasability study
               PPP Project
               Consultant                      --        --        --            --        5 194        --        --
               procure and
               contracting study
               PPP Project
               NRSC Aircon                     --        --        --            --        1 084        --        --
               System
               PPP Project                     --        --        --            --           --     4 274     5 562
               (Consultants
               fees)
---------------------------------------------------------------------------------------------------------------------
TOTAL                                       2 745     8 391     2 624         8 461        9 129     9 524    10 162
---------------------------------------------------------------------------------------------------------------------

                                                                         VOTE 30

MINERALS AND ENERGY

--------------------------------------------------------------------------------
                                          2006/07          2007/08     2008/09
R THOUSAND                           TO BE APPROPRIATED
--------------------------------------------------------------------------------
MTEF ALLOCATIONS                         2 548 272        2 716 913   2 954 312
 OF WHICH:
 Current payments                          534 923          569 327     607 254
 Transfers and subsidies                 2 008 633        2 142 634   2 341 859
 Payments for capital assets                 4 716            4 952       5 199
--------------------------------------------------------------------------------
STATUTORY AMOUNTS                             --              --          --
--------------------------------------------------------------------------------
Executive authority              Minister of Minerals and Energy
Accounting officer               Director-General of Minerals and Energy
--------------------------------------------------------------------------------

AIM

The aim of the Department of Minerals and Energy is to formulate and implement an overall minerals and energy policy to ensure the optimum use of minerals and energy resources.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide comprehensive administrative support to the ministry and department.

PROGRAMME 2: PROMOTION OF MINE SAFETY AND HEALTH

Execute the department's statutory mandate to protect the health and safety of mine employees and people affected by mining activities.

PROGRAMME 3: MINERAL REGULATION

Regulate the minerals and mining sector to achieve transformation.

PROGRAMME 4: MINERAL POLICY AND PROMOTION

Develop mineral-related policies. Promote South Africa's mining and minerals industry to make it attractive to investors.

PROGRAMME 5: HYDROCARBONS AND ENERGY PLANNING

Promote the sustainable use of energy resources through integrated energy planning and appropriate promotion, including through developing policy and regulations for petroleum products, coal, gas, renewable energy and energy efficiency.

PROGRAMME 6: ELECTRICITY AND NUCLEAR

Ensure that development in the electricity and nuclear sectors is monitored, and that policies governing the sectors are improved and implemented. Support the achievement of universal access to electricity, including overseeing the relevant state-controlled entities.

                                                                             693

2006 Estimates of National Expenditure

PROGRAMME 7: ASSOCIATED SERVICES

Provide related services in support of the department's mandate through funded and non-funded statutory bodies and organisations.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2007/08

Over the past 10 years, the Department of Minerals and Energy has focused on introducing policy and new legislation to promote government's transformation agenda. The major challenge now is efficient and effective implementation. Over the medium term, the department will focus on key industries that support economic growth such as mining and metals. In addition, it will help to reduce the cost of doing business in South Africa by addressing critical infrastructure needs especially in the energy sector. In light of the historically high oil prices, securing the country's energy needs becomes a major priority for government. Securing an affordable supply of oil and universal access to electricity is an important medium-term goal, as is finding ways of diversifying energy sources.

The mining sector

The demographics of ownership and the contribution of the mining and minerals sector to growing the economy remain challenges for the department. However, the sector is undergoing radical changes in the way it conducts its prospecting and mining operations and in its demographic representation. The changes were brought about by the Mineral and Petroleum Resources Development Act (2002). The
act discourages the hoarding of mineral resources, leading to greater competition, and directs all mining companies to give effect to government's broad transformation agenda. In view of the act's equitable access principles and its requirement that companies must continuously and actively conduct prospecting or mining operations, a number of new prospecting and mining operations are likely to begin. This will lead to new jobs, improved skills levels, increased revenue to government, and better living conditions for communities affected by mining. The promulgation of the Mineral and Petroleum
Resources Development Act (2002) necessitated a review of the department's mining strategy. This review resulted in the minerals development branch splitting into two branches: mineral regulation, and mineral policy and promotion. This was to better streamline functions and facilitate the more effective use of resources, resulting in sound regulation and promotion of the industry.

In addition to the focus on growth and development of the mining sector, the department is engaged in designing interventions to reduce fatalities and the prevalence of HIV and Aids, and ensure compliance with the law by, among others, small-scale miners. This requires re-engineering the inspectorate to rebuild skills lost over time and to enable it to cope with the anticipated growth of the mining industry.

The department's focus on implementation creates opportunities to promote efficient and effective broad-based black economic empowerment (BEE) in the mining industry. Although the broad-based socioeconomic charter for the industry has produced a growing number of BEE deals and joint ventures, the quality of deals and how broad-based they are has raised concern. It is still too early to assess the impact of the act on achieving representative management in the sector. Although over 70 per cent of the mining industry's labour force is black, less than 5 per cent of managerial positions are held by blacks. The effectiveness of the regulatory measures will be assessed by 2009, when all mining companies are expected to have 40 per cent of managerial positions held by historically disadvantaged South Africans.

                                                    Vote 30: Minerals and Energy

Electricity

Electricity, as a key strategic economic sector, underpins government's growth and development objectives. The department has several policies in place to ensure both an adequate supply of electricity generation capacity and that the distribution infrastructure is maintained.

Initial estimations indicate that new peaking generation capacity will be required by 2007, because of the anticipated increase in demand, driven by growth in the industrial, mining, commercial and domestic sectors. A co-ordinated effort between Eskom and the Department of Minerals and Energy is needed to introduce new generation capacity to maintain the security of electricity supply. The department will invite private sector involvement through independent power producers. This is in line with Cabinet's decision to give independent power producers the opportunity to build 30 per cent of the required generation capacity in future. Government also plans to diversify primary energy sources, thus reducing the dependence on coal for electricity generation. A plan for procuring future capacity (after 2007) has been finalised and approved by Cabinet.

The restructuring of the electricity distribution industry is under way, and will result in a number of regional electricity distributors (REDs) being formed. REDs will optimise service delivery through economies of scale, improved efficiency and the lower cost of capital. The first RED has already been established in Cape Town.

The integrated electricity programme provides a socioeconomic support net that ensures that previously unconnected households have access to electricity. The programme creates new infrastructure at the same time as ensuring that existing infrastructure is rehabilitated and maintained. In rolling out the programme, the department's policy is to ensure that communities become not only the recipients of government basic services but also participants in the economy through the BEE framework.

Nuclear energy

The department recognises the role that nuclear energy can play in the security and diversity of energy supply. A major focus will be on improving skills in the nuclear sector to keep up with expanding programmes, such as the pebble bed modular reactor programme. Investment in the research and development capabilities of the nuclear sector public entities will increase to support current and future programmes. Following Cabinet approval of the radioactive waste management policy, setting up structures to support the implementation of the policy will be prioritised.

Regulation of the energy sector

The department has developed and passed several key pieces of legislation to ensure the safe provision of power across several energy supply sources including petroleum, electricity, gas, and coal. This legislation allows the department to monitor the sector and ensure that safety and quality standards are being adhered to according to international best practice.

The Petroleum Products Amendment Act (2005) and the Petroleum Pipelines Act
(2003) facilitate the regulation and development of the liquid fuels sector.
They aim to promote competition in and transformation of the liquid fuels industry by inhibiting the abuse of pipelines and storage facilities and through equitable licensing. The National Energy Regulator Act (2004) amalgamates the regulation of electricity, gas and petroleum pipelines. More recently, the
National Energy Regulator was established in October 2005.

Although the coal sector has been deregulated, the Department of Minerals and
Energy is addressing clean coal technologies and re-examining the sector (in compliance with conditions set during deregulation) to ensure that it is sustainable and environmentally acceptable.

                                                                             695

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 30.1 MINERALS AND ENERGY

------------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                                  ADJUSTED     REVISED
                                           AUDITED OUTCOME            APPROPRIATION    ESTIMATE    MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ---------------------------------------------------------------------------------------------------
R thousand                          2002/03     2003/04     2004/05         2005/06                 2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------------------

1.  Administration                   85 273     117 862     112 437         130 673     130 673     151 106     161 776     170 568
2.  Promotion of Mine                81 255      87 244      87 566         111 640     111 640     117 210     124 786     132 626
    Safety and Health
3.  Mineral Regulation               69 411      85 872     126 131         141 489     141 489     160 044     169 924     180 610
4.  Mineral Policy                   20 170      31 342      31 344          43 617      43 617      51 359      54 511      57 142
    and Promotion
5.  Hydrocarbons and                 14 209      16 291      17 355          34 340      34 340      37 475      39 333      46 362
    Energy Planning
6.  Electricity and                  28 485      40 595      45 582          81 784      81 784      55 090      57 824      60 716
    Nuclear
7.  Associated                    1 568 213   1 433 247   1 456 013       1 728 037   1 728 037   1 975 988   2 108 759   2 306 288
    Services
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                             1 867 016   1 812 453   1 876 428       2 271 580   2 271 580   2 548 272   2 716 913   2 954 312
------------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                              153 995     153 995   1 483 073   1 597 232   1 778 647
------------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                    276 345     321 123     343 587         500 283     500 283     534 923     569 327     607 254
                                 ---------------------------------------------------------------------------------------------------
Compensation of                     139 495     176 742     190 783         241 131     241 131     290 389     311 797     336 243
employees
Goods and services                  136 358     144 007     152 600         259 152     259 152     244 534     257 530     271 011
of which:
Communication                         6 637       8 145       8 395          10 938      10 938      11 359      12 039      12 642
Computer Services                     4 547       1 933       7 018           5 730       5 730       6 045       6 408       6 728
Consultants,                         54 978      54 886      58 484         135 267     135 267     114 518     120 389     126 409
contractors and
special
services
Inventory                             4 647       5 300       3 691           4 296       4 296       4 515       4 786       5 025
Maintenance repair
and running cost                         41          49         717             699         699         734         778         817
Operating leases                     12 443      14 582      16 645          18 178      18 178      19 396      20 986      22 600
Travel and
subsistence                          25 983      30 833      33 444          47 653      47 653      49 969      52 967      55 616
Training & Staff                      2 710       4 124       2 896           4 662       4 662       4 918       5 214       5 474
Development
Municipal services                    1 996       2 105       2 210           2 385       2 385       2 794       3 033       3 224
Financial
transactions                            492         374         204              --          --          --          --          --
in assets and
liabilities
                                 ---------------------------------------------------------------------------------------------------
TRANSFERS AND
SUBSIDIES                         1 582 707   1 469 512   1 527 718       1 764 314   1 764 314   2 008 633   2 142 634   2 341 859
                                 ---------------------------------------------------------------------------------------------------
Provinces and
municipalities                      225 186     245 704     196 671         313 768     313 768     391 524     406 627     457 637
Departmental
agencies and accounts               105 980     132 867     174 743         180 499     180 499     196 887     209 281     221 197
Universities and
technikons                               --          --          --             100         100          --          --          --
Public corporations
and                               1 251 014   1 090 073   1 155 503       1 268 800   1 268 800   1 419 122   1 525 561   1 661 802
Non-profit
institutions                             11          22          20              --          --          --          --          --
Households                              516         846         781           1 147       1 147       1 100       1 165       1 223
                                 ---------------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL                  7 964      21 818       5 123           6 983       6 983       4 716       4 952       5 199
ASSETS
                                 ---------------------------------------------------------------------------------------------------
Machinery and                         7 964      21 818       4 333           6 983       6 983       4 716       4 952       5 199
equipment
Software and other                       --          --         790              --          --          --          --          --
intangible assets
                                 ---------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTAL                             1 867 016   1 812 453   1 876 428       2 271 580   2 271 580   2 548 272   2 716 913   2 954 312
------------------------------------------------------------------------------------------------------------------------------------

                                                    Vote 30: Minerals and Energy

EXPENDITURE TRENDS

Departmental expenditure increased strongly, at an average annual rate of 6,8 per cent, from R1 ,9 billion in 2002/03 to R2,3 billion in 2005/06, and is expected to rise further at an average annual rate of 9,2 per cent over the 2006
MTEF, reaching R3 billion in 2008/09. Although the 2005 Budget showed a significant decrease in allocations from 2006/07 onwards, the decision to transfer national electrification funding to the Department of Provincial and
Local Government was reversed until regional electricity distributors have been established. This explains the revised upward trend over the 2006 MTEF. The restructuring of the department and its subsequent expansion to align its resources with its strategic objectives contributed to a significant increase in expenditure on compensation of employees from 2005/06 and over the subsequent years, reaching R336,2 million by 2008/09, an average annual increase of 11,7 per cent. Additional allocations were also received for mine environmental and rehabilitation projects and the restructuring of the South African Nuclear
Energy Corporation. Transfers and subsidies constitute on average 80,3 per cent of total expenditure on the programme.

DEPARTMENTAL RECEIPTS

The main sources of receipts are royalties and prospecting fees from mining companies. In 2005/06, royalties, surface rental and prospecting fees represent approximately 96 per cent of total departmental revenue. Projected revenue over the 2006 MTEF is expected to increase from R115 million to R133 million.
However, the collection of royalties is expected to move to the South African
Revenue Service by 2009, which will reduce future departmental receipts. The implementation of the Petroleum Products Amendment Act (2005) will result in the collection of licence fees from approximately 10 000 licensees in 2006.

TABLE 30.2 DEPARTMENTAL RECEIPTS

-------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM RECEIPTS ESTIMATE
                                        ---------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                      406 898     297 452     113 773         115 085     120 832     126 873     133 217
                                        ---------------------------------------------------------------------------------------
Sales of goods and services                  2 386       3 656       8 823           2 157       2 265       2 378       2 497
produced by department
Sales of scrap, waste and                        2           4          --              --          --          --          --
other used current goods
Fines, penalties and forfeits                   62       1 832         229              58          58          61          64
Interest, dividends and rent
on land                                    403 991     290 438     102 262         112 711     118 347     124 264     130 477
Financial transactions in
assets and liabilities                         457       1 522       2 459             159         162         170         179
                                        ---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      406 898     297 452     113 773         115 085     120 832     126 873     133 217
-------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

                                                                             697

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 30.3 ADMINISTRATION

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ---------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

Minister 1                                     763         826         755             798         847         892         936
Deputy Minister 2                              653         709         616             649         688         725         761
Management                                   5 922       6 697       7 757          10 249      12 643      13 275      13 939
Corporate Services                          64 127      94 070      85 549          99 768     116 150     124 362     130 680
Property Management                         13 808      15 560      17 760          19 209      20 778      22 522      24 252
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       85 273     117 862     112 437         130 673     151 106     161 776     170 568
-------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      19 309      31 464      35 420      37 894
-------------------------------------------------------------------------------------------------------------------------------

1     Payable as from 1 April 2005. Salary: R 639 036. Car allowance: R 159 759.

2     Payable as from 1 April 2005. Salary: R 519 399. Car allowance: R 129 849.

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            78 883      96 690     107 580         122 649     145 561     156 073     164 580
                                        ---------------------------------------------------------------------------------------
Compensation of employees                   27 087      36 038      39 841          53 416      64 131      69 897      73 491
Goods and services                          51 721      60 278      67 535          69 233      81 430      86 176      91 089
of which:
Communication                                3 940       5 073       5 665           5 129       5 412       5 736       6 023
Computer Services                            4 547       1 923       6 640           5 700       6 014       6 374       6 693
Consultants, contractors                     9 593       8 434       6 669           6 811       7 186       7 617       7 998
and special
services
Inventory                                    3 668       4 183       2 795           2 655       2 801       2 969       3 118
Operating leases                            12 305      14 418      16 508          17 702      18 910      20 471      22 059
Travel and subsistence                      11 414      13 620      15 194          16 108      16 994      18 014      18 914
Training & Staff Development                 1 323       3 724       2 695           3 869       4 082       4 327       4 543
Municipal services                           1 996       2 105       2 210           2 385       2 794       3 033       3 224
Financial transactions in                       75         374         204              --          --          --          --
assets and
liabilities
                                        ---------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                        572       1 052         924           1 453       1 223       1 165       1 223
                                        ---------------------------------------------------------------------------------------
Provinces and municipalities                    83         108         120             176         123          --          --
Public corporations and                         --          90         115             130          --          --          --
private
enterprises
Non-profit institutions                         11          22          20              --          --          --          --
Households                                     478         832         669           1 147       1 100       1 165       1 223
                                        ---------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                  5 818      20 120       3 933           6 571       4 322       4 538       4 765
                                        ---------------------------------------------------------------------------------------
Machinery and equipment                      5 818      20 120       3 382           6 571       4 322       4 538       4 765
Software and other                              --          --         551              --          --          --          --
intangible assets
                                        ---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       85 273     117 862     112 437         130 673     151 106     161 776     170 568
-------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
-------------------------------------------------------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES PRIVATE ENTERPRISES
OTHER TRANSFERS
CURRENT                                         --          90         115             130          --          --          --
                                        ---------------------------------------------------------------------------------------
Lathi-Tha Investment Holdings                   --          10          --              --          --          --          --
African Solar Technology                        --          40          --              --          --          --          --
Facets of Africa                                --          40          --              --          --          --          --
WOESA                                           --          --         100             100          --          --          --
NESTAR Landelani Nala                           --          --           5              30          --          --          --
Sacred Hearts School                            --          --          10              --          --          --          --
                                        ---------------------------------------------------------------------------------------
Non-profit institutions
Current                                         11          22          20              --          --          --          --
                                        ---------------------------------------------------------------------------------------
DME Soccer and Netball Club                     11          20          20              --          --          --          --
DME Choir                                       --           2          --              --          --          --          --
-------------------------------------------------------------------------------------------------------------------------------

                                                    Vote 30: Minerals and Energy

EXPENDITURE TRENDS

Expenditure increased rapidly from R85,3 million in 2002/03 to R130,7 million in
2005/06, an average annual increase of 15,3 per cent. The increase is mainly attributable to the usual increases in personnel and related expenditure and an investment in new computer and related equipment for a new IT system.

Over the 2006 MTEF, expenditure is expected to increase at a slower average annual rate of 9,3 per cent, reaching R1 70,6 million in 2008/09. This is due to the expansion of support services and related resources, such as additional personnel.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Minerals and Energy received the following amounts: R20,8 million in 2006/07,
R22,5 million in 2007/08 and R24,3 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: PROMOTION OF MINE SAFETY AND HEALTH

The Promotion of Mine Safety and Health programme protects the health and safety of mine employees and people affected by the activities of mines. It develops policies to improve health and safety matters in the mining industry.

There are two subprogrammes:

o     Governance Policy and Oversight develops policy and legislation.

o     Mine Health and Safety (Regions) is responsible for mine surveying and providing legal engineering expertise and inspection services from the regional offices.

EXPENDITURE ESTIMATES

TABLE 30.4 PROMOTION OF MINE SAFETY AND HEALTH

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ---------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

Governance Policy and Oversight             33 413      36 665      33 809          48 845      42 934      46 748      49 832
Mine Health and Safety (Regions)            47 842      50 579      53 757          62 795      74 276      78 038      82 794
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       81 255      87 244      87 566         111 640     117 210     124 786     132 626
-------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                       3 104          48         782       2 422
-------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            80 099      82 113      83 183         106 832     112 270     119 698     127 283
                                        ---------------------------------------------------------------------------------------
Compensation of employees                   55 435      64 287      66 972          81 553      89 810      96 023     102 424
Goods and services of which:                24 664      17 826      16 211          25 279      22 460      23 675      24 859
Communication                                1 041       1 026       1 204           1 064       1 123       1 190       1 249
Computer Services                               --          10          --              10          11          11          12
Consultants, contractors and
special services                             9 449       6 743       3 235           7 259       4 331       4 591       4 820
Inventory                                      667         537         356             553         583         618         649
Maintenance repair and running
cost                                            --          --          56              67          71          75          79
Operating leases                                --          --          25              50          53          56          59
Travel and subsistence                       7 913       8 252       9 707          11 867      12 615      13 372      14 040
Training & Staff Development                 1 081         221          86             146         154         163         171
-------------------------------------------------------------------------------------------------------------------------------

                                                                             699

2006  Estimates of National Expenditure

TABLE 30.4 PROMOTION OF MINE SAFETY AND HEALTH (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                         --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                        183       4 419       4 047           4 396       4 546       4 674       4 909
                                         --------------------------------------------------------------------------------------
Provinces and municipalities                   170         181         200             197          94          --          --
Departmental agencies and accounts              --       4 238       3 816           4 199       4 452       4 674       4 909
Households                                      13          --          31              --          --          --          --
                                         --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    973         712         336             412         394         414         434
                                         --------------------------------------------------------------------------------------
Machinery and equipment                        973         712         293             412         394         414         434
Software and other intangible assets            --          --          43              --          --          --          --
                                         --------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       81 255      87 244      87 566         111 640     117 210     124 786     132 626
-------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
-------------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                         --       4 238       3 816           4 199       4 452       4 674       4 909
                                         --------------------------------------------------------------------------------------
Mine Health and Safety Council                  --       4 238       3 816           4 199       4 452       4 674       4 909
-------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure has risen steadily from R81,3 million in 2002/03 to R111,6 million in 2005/06 at an average annual rate of 11,2 per cent,. It is expected to increase at a rate of 5,9 per cent over the 2006 MTEF, reaching R132,6 million in 2008/09. Expenditure is personnel driven, and on average 74,6 per cent of total expenditure comprises compensation of employees. Increases are attributable to the expansion of support services and related resources, such as additional personnel.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Implementing the recommendations from the review of the Mine Health and Safety
Inspectorate is on course and expected to be completed in October 2006. Task teams have been established to address the inspectorate's organisational structure and recruitment, retention and work practices.

The industry met its safety performance targets for 2004. There was an overall decrease of 14 per cent for fatalities and 7 per cent for disabling injuries.

3 311 safety and health management system audits were conducted, reflecting 79 per cent of planned audits. 11 380 inspections were conducted, compared to the
12 940 planned (80 per cent achievement against the 88 per cent target set). The major problem the audits and inspections identified is poor or lack of implementation of health and safety measures, poor discipline, and a poor safety and health culture.

78 per cent of investigation reports and 83 per cent of inquiry reports were completed on time.

The safety in mining research advisory committee began a technical transfer process by conducting workshops on finalised projects. The research programme includes projects on legislation review, incentive schemes and cultural change.

                                                    Vote 30: Minerals and Energy

SELECTED MEDIUM-TERM OUTPUT TARGETS

PROMOTION OF MINE SAFETY AND HEALTH

MEASURABLE OBJECTIVE: Reduce mining-related deaths, injuries and ill health, through formulating national policy and legislation, and providing advice and systems to monitor and audit compliance with safety and health standards for the mining sector.

----------------------------------------------------------------------------------------------------------
SUBPROGRAMME         OUTPUT                   MEASURE/INDICATOR                  TARGET
----------------------------------------------------------------------------------------------------------

Governance           Mine Health and          National framework to support      March 2007
Policy and           Safety Act (1996)        the Mine Health and Safety Act
Oversight                                     (1996)

                     Safety promotion         Frequency of newsletters and       Monthly newsletters
                                              safety awards                      and safety awards
----------------------------------------------------------------------------------------------------------
Mine Health          Cleaner, healthier       Percentage decrease in             Gold mines: 5% decrease
and Safety           and safer mines          occupational health and safety     Other mines: 2% decrease
(Regions)                                     casualty rates

                                              Percentage of mines with active    50% of mines
                                              occupational health risk
                                              management plans
----------------------------------------------------------------------------------------------------------

PROGRAMME 3: MINERAL REGULATION

This is a new programme that resulted from the split of the previous Mineral
Development programme into two programmes: Mineral Regulation and Mineral
Development. A review of the department's strategy was done with a view to effectively implement the Minerals and Petroleum Resources Development Act
(2002) .The Mineral Regulation programme regulates the minerals and mining sector in the regions under its jurisdiction, and ensures that regional offices are effectively and efficiently administered.

EXPENDITURE ESTIMATES

TABLE 30.5 MINERAL REGULATION

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ---------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

Management                                   2 242       2 774       4 069           4 570       5 175       5 426       5 698
Mineral Regulation and
Administration                              67 169      83 098     122 062         136 919     154 869     164 498     174 912
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       69 411      85 872     126 131         141 489     160 044     169 924     180 610
-------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     (43 667)    (46 071)    (47 087)    (47 252)
-------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            67 503      84 312      74 058         141 370     159 951     169 924     180 610
                                        ---------------------------------------------------------------------------------------
Compensation of employees                   34 616      45 173      48 852          56 385      74 486      80 183      86 287
Goods and services                          32 887      39 139      25 206          84 985      85 465      89 741      94 323
of which:
Communication                                1 421       1 691       1 089           3 671       3 691       3 912       4 108
Consultants, contractors and
special services                            27 401      32 611      21 002          70 760      71 207      74 479      78 203
Inventory                                      151         180         116             391         395         419         440
Maintenance repair and running
cost                                            39          47          30             102         104         110         116
Operating leases                               125         149          96             323         325         345         362
Travel and subsistence                       3 151       3 750       2 415           8 142       8 190       8 681       9 115
                                        ---------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                      1 088       1 126      51 456             119          93          --          --
                                        ---------------------------------------------------------------------------------------
Provinces and municipalities                    88         112         123             119          93          --          --
Departmental agencies and
accounts                                        --          --      31 254              --          --          --          --
Public corporations and private
enterprises                                  1 000       1 000      20 000              --          --          --          --
Households                                      --          14          79              --          --          --          --
                                        ---------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    820         434         617              --          --          --          --
                                        ---------------------------------------------------------------------------------------
Machinery and equipment                        820         434         617              --          --          --          --
                                        ---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       69 411      85 872     126 131         141 489     160 044     169 924     180 610
-------------------------------------------------------------------------------------------------------------------------------

                                                                             701

2006 Estimates of National Expenditure

TABLE 30.5 MINERAL REGULATION (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                         --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                         --          --      31 254              --          --          --          --
                                        ---------------------------------------------------------------------------------------
Council for Geoscience (Mine                    --          --      13 254              --          --          --          --
Rehabilitation projects)
National Nuclear Regulator (Mine                --          --      18 000              --          --          --          --
Rehabilitation Projects)
                                        ---------------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PUBLIC CORPORATIONS
OTHER TRANSFERS
CURRENT                                         --          --      20 000              --          --          --          --
                                        ---------------------------------------------------------------------------------------
Council for Science & Industrial                --          --      20 000              --          --          --          --
Research (CSIR) - Mine
rehabilitation
                                        ---------------------------------------------------------------------------------------
PRIVATE ENTERPRISES
SUBSIDIES ON PRODUCTION OR PRODUCTS
CURRENT                                      1 000       1 000          --              --          --          --          --
                                        ---------------------------------------------------------------------------------------
Council for Mineral Technology               1 000       1 000          --              --          --          --          --
Research (Mintek)
-------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure is expected to increase at a strong average annual rate of 8,5 per cent over the 2006 MTEF, from R141,4 million in 2005/06 to R180,6 million in
2008/09. With the programme's emphasis on strengthening the regulation function, more expenditure has gone to personnel, consultants, and goods and services.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The department is in the process of implementing the Minerals and Petroleum
Resources Development Act (2002), which, among other things, calls for transformation and a representative mining sector. One of the indications of the transforming sector is the fact that, among more than 4 000 applications for prospecting and mining rights that were received and processed, approximately 1
000 (25 per cent) of applications approved were from previously disadvantaged persons.

Since the promulgation of the Mineral and Petroleum Resources Development Act
(2002) in May 2005, the department has begun developing tools to assess the impact of mining rights projects on the lives of communities affected by mining.

In addition to monitoring current mining activities, efforts are being made to reduce the negative impact of previous activities. For example, sound environmental management practices are being put in place. In this process, 41 abandoned and ownerless mines have been identified for rehabilitation during the
MTEF and preparations are under way for rehabilitating the mines to meet the target of total rehabilitation by 2008. Project co-ordinators have been appointed.

                                                    Vote 30: Minerals and Energy

SELECTED MEDIUM-TERM OUTPUT TARGETS

MINERAL REGULATION

MEASURABLE OBJECTIVE: Increase the number of historically disadvantaged people
(entrepreneurs and managers) in the mining and minerals sector. Increase the contribution of the minerals sector to the socioeconomic development of communities affected by mining through the licensing process.

------------------------------------------------------------------------------------------------------
SUBPROGRAMME         OUTCOME                  MEASURE/INDICATOR                  TARGET
------------------------------------------------------------------------------------------------------

Mineral              Increased                Percentage of new rights which     At least 20% of new
Regulation and       participation of         are granted to historically        rights
Administration       historically             disadvantaged people
                     disadvantaged
                     people, including
                     women
------------------------------------------------------------------------------------------------------
                     Reduced                  Number of identified ownerless     13 mines
                     government               and derelict mines rehabilitated
                     environmental
                     liability
------------------------------------------------------------------------------------------------------

PROGRAMME 4: MINERAL POLICY AND PROMOTION

As with the Minerals Regulation programme, this programme has resulted from the split of the Mineral Development programme, to give effect to the implementation of the Mineral and Petroleum Resources Development Act (2002). The Mineral
Policy and Promotion Programme formulates and promotes mineral-related policies that will encourage investment into the mining and mineral industry.

Apart from the Management subprogramme, there are two subprogrammes:

o     Mineral Policy develops new policies, reviews existing policies and amends legislation to achieve transformation.

o     Mineral Promotion promotes mineral development and gives advice on trends in the mining industry to attract investment.

EXPENDITURE ESTIMATES

TABLE 30.6 MINERAL POLICY AND PROMOTION

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ---------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

Management                                   1 961       3 045       3 060           4 239       4 990       5 229       5 490
Mineral Policy                               2 024       3 146       3 161           4 378       5 156       5 404       5 630
Mineral Promotion                           16 185      25 151      25 123          35 000      41 213      43 878      46 022
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       20 170      31 342      31 344          43 617      51 359      54 511      57 142
-------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      43 617      51 359      54 511      57 142
-------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            12 625      16 184      16 180          22 990      29 512      31 622      33 109
                                        ---------------------------------------------------------------------------------------
Compensation of employees                   10 086      13 162      14 234          16 429      21 846      23 573      24 752
Goods and services                           2 539       3 022       1 946           6 561       7 666       8 049       8 357
of which:
Communication                                  127         151          97             328         346         367         385
Consultants, contractors and
special services                                18          21          13              45          47          50          53
Inventory                                       95         113          73             245         258         274         288
Operating leases                                12          15          10              32          34          36          38
Travel and subsistence                         668         795         512           1 726       1 821       1 930       2 027
Training & Staff Development                    79          94          61             205         216         229         241
                                        ---------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                      7 545      15 158      15 164          20 627      21 847      22 889      24 033
                                        ---------------------------------------------------------------------------------------
Provinces and municipalities                    45          58          64              62          48          --          --
Departmental agencies and accounts           3 400          --          --          20 565      21 799      22 889      24 033
Public corporations and                      4 100      15 100      15 100              --          --          --          --
private enterprises
                                        ---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       20 170      31 342      31 344          43 617      51 359      54 511      57 142
-------------------------------------------------------------------------------------------------------------------------------

                                                                             703

2006 Estimates of National Expenditure

TABLE 30.6 MINERAL POLICY AND PROMOTION (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                         --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
DEPARTMENTAL AGENCIES AND
ACCOUNTS
PUBLIC ENTITIES
CURRENT                                      3 400          --          --          20 565      21 799      22 889      24 033
                                         --------------------------------------------------------------------------------------
Council for Geoscience (Small                   --          --          --          20 565      21 799      22 889      24 033
Scale Mining Projects)
SA Diamond Board                             3 400          --          --              --          --          --          --
                                         --------------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE ENTERPRISES
PUBLIC CORPORATIONS
SUBSIDIES ON PRODUCTION OR PRODUCTS
CURRENT                                      4 100      15 100      15 100              --          --          --          --
                                         --------------------------------------------------------------------------------------
Industrial Development Corporation           4 100      15 100      15 100              --          --          --          --
of SA (Small Scale Mining)
                                         --------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

This is the other new programme resulting from the spilt of the Mineral
Development programme. The changes in expenditure are due to the reallocation of functions between the two new programmes.

Expenditure on this programme is expected to increase at an average annual rate of 9,4 per cent over the 2006 MTEF, rising from R43,6 million in 2005/06 to
R57,1 million in 2008/09. The large increase in expenditure from 2005/06 onwards relates to the transfer payments made to the Council for Geoscience for small-scale mining projects.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Two pieces of legislation were formulated to ensure the equitable and regular supply of rough diamonds to local beneficiators and eliminate the barriers to local beneficiation of precious metals. The Diamond Amendment Bill and the
Precious Metals Bill make provision for the establishment of the Precious Metals and Diamonds Regulator and a state diamond trader to promote equitable access to rough diamonds and to rationalise the regulation of precious metals refinement processes. The two bills will be promulgated and implemented in the second quarter of 2006. Implementation of this legislation will also assist in promoting the industry to facilitate transformation.

In relation to promoting the industry, there was an increase in the number of new reports and brochures aimed at potential investors. 10 directories and 17 reports were completed and published, against a target of 84 directories and reports published by 2008.

In addition, 11 small-scale mining projects were developed and implemented, with technical support provided to the small scale miners. A database of SMMEs is being developed to keep track of new and sustainable ones.

                                                    Vote 30: Minerals and Energy

SELECTED MEDIUM-TERM OUTPUT TARGETS

MINERAL POLICY AND PROMOTION

MEASURABLE OBJECTIVE: Through research, provide relevant information that will increase global competitiveness, review policies and formulate legislation to achieve transformation and attract new investment into South Africa's minerals industry.

------------------------------------------------------------------------------------------------------
SUBPROGRAMME         OUTCOME                  MEASURE/INDICATOR                        TARGET
------------------------------------------------------------------------------------------------------

Mineral Policy       Policies and             Amendments to Mineral and Petroleum      2006/07
                     legislation that         Resources Development Act (2002)
                     drive transformation     finalised

                                              Strategy on mine closure and
                                              sustainable development finalised
------------------------------------------------------------------------------------------------------
Mineral Promotion    Promote new investment   Number of exhibitions to                 5 exhibitions
                                              attract investment

                     Sustainable small,       Number of existing and                   15 SMMEs
                     medium and micro         sustainable SMMEs
                     enterprises (SMME)
------------------------------------------------------------------------------------------------------

PROGRAMME 5: HYDROCARBONS AND ENERGY PLANNING

The Hydrocarbons and Energy Planning programme promotes the sustainable use of energy resources through integrated energy planning and appropriate promotion, including developing policy and regulations for petroleum products, coal, gas, renewable energy, carbon trading and energy efficiency.

Apart from the management component, there are two subprogrammes:

o     Energy Planning promotes the sustainable use of energy resources through integrated energy planning and appropriate policy development.

o     Hydrocarbons develops policy and regulations to manage petroleum, coal, natural gas and renewable energy.

EXPENDITURE ESTIMATES

TABLE 30.7 HYDROCARBONS AND ENERGY PLANNING

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ---------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

Hydrocarbons and Energy Planning             1 806       2 471       3 559           3 697       3 708       3 894       4 083
Management
Energy Planning                              6 104       6 536       7 903          19 101      21 052      22 096      23 202
Hydrocarbons                                 6 299       7 284       5 893          11 542      12 715      13 343      19 077
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       14 209      16 291      17 355          34 340      37 475      39 333      46 362
-------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                          --         898         932       6 041
-------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            14 004      16 065      17 071          29 701      32 558      34 186      40 956
                                        ---------------------------------------------------------------------------------------
Compensation of employees                    7 081       8 694       9 969          15 730      19 047      19 999      26 060
Goods and services                           6 923       7 371       7 102          13 971      13 511      14 187      14 896
of which:
Communication                                   42         118         134             322         340         360         378
Computer Services                               --          --         378              20          21          22          23
Consultants, contractors and special
services                                     4 028       2 916       2 137           8 701       8 863       9 395       9 865
Inventory                                       48         254         245             217         229         243         255
Travel and subsistence                       1 336       2 092       2 763           3 243       3 421       3 627       3 808
Training & Staff Development                    39          51          42              94          99         105         110
-------------------------------------------------------------------------------------------------------------------------------

                                                                             705

2006 Estimates of National Expenditure

TABLE 30.7 HYDROCARBONS AND ENERGY PLANNING (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                         --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                         46         126          81           4 639       4 917       5 147       5 406
                                        ---------------------------------------------------------------------------------------
Provinces and municipalities                    21         126          29              39          17          --          --
Universities and technikons                     --          --          --             100          --          --          --
Public corporations and private
enterprises                                     --          --          50           4 500       4 900       5 147       5 406
Households                                      25          --           2              --          --          --          --
                                        ---------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    159         100         203              --          --          --          --
                                        ---------------------------------------------------------------------------------------
Machinery and equipment                        159         100          24              --          --          --          --
Software and other intangible assets            --          --         179              --          --          --          --
                                        ---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       14 209      16 291      17 355          34 340      37 475      39 333      46 362
-------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
-------------------------------------------------------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PRIVATE ENTERPRISES
SUBSIDIES ON PRODUCTION OR PRODUCTS
CURRENT                                         --          --          --           4 500       4 900       5 147       5 406
                                        ---------------------------------------------------------------------------------------
Renewable Energy Subsidy Scheme                 --          --          --           4 500       4 900       5 147       5 406
-------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased sharply rising from R14,2 million in 2002/03 to R34,3 million in 2005/06, an average annual increase of 34,2 per cent. This was mainly due to expenditure associated with the appointment of consultants for various energy projects, which started in 2005/06. Expenditure is, however, expected to remain steady over the 2006 MTEF, at an average annual growth rate of 10,5 per cent.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

In 2005, regulations under the Petroleum Products Amendment Act (2005) were published for public comment, including licensing provisions for manufacturers, wholesalers and retailers of petroleum products and clean fuel specifications.
The department also introduced new specifications and set new standards for national octane to regulate the lead and sulphur content in petrol and diesel.

The Petroleum Pipelines Act (2003), signed by the president into law in June
2004, marks another key policy development. It embodies, among other things, government's policy on promoting competition in the transformation of the liquid fuels industry and inhibits monopolistic abuse of pipelines and storage facilities.

                                                    Vote 30: Minerals and Energy

SELECTED MEDIUM-TERM OUTPUT TARGETS

HYDROCARBONS AND ENERGY PLANNING

MEASURABLE OBJECTIVE: Integrated energy planning through the development and implementation of appropriate energy policy and regulation, leading to the sustainable use of South Africa's energy resources, internationally competitive energy prices, and an increase in energy efficiency.

--------------------------------------------------------------------------------------------------------
SUB PROGRAMME     OUTPUT                              MEASURE/INDICATOR               TARGET
--------------------------------------------------------------------------------------------------------

Energy Planning   Increased energy efficiency,        Number of integrated            10 centres
                  and increased access to             energy centres established
                  affordable modern energy for
                  low income households

                                                      Number of new connections to    437 500
                                                      modern energy                   connections
--------------------------------------------------------------------------------------------------------
Hydrocarbons      Increased procurement by oil        Percentage of procurement       8% of procurement
                  companies from BEE companies        from BEE companies

                  Express system for petroleum        Manufactures, wholesalers       100% licensed
                  products                            and retailers licensed
--------------------------------------------------------------------------------------------------------

PROGRAMME 6: ELECTRICITY AND NUCLEAR

The Electricity and Nuclear programme ensures that development in the electricity and nuclear sectors is monitored, and that policies governing the sectors are improved and implemented. It supports the achievement of universal access to electricity, including overseeing the relevant state-controlled entities.

Apart from the management component, there are two subprogrammes:

o     Electricity develops, implements and monitors electricity policy and programmes in relation to the integrated national electrification programme.

o     Nuclear aims to improve governance of the nuclear sector, specifically nuclear safety, nuclear non-proliferation and nuclear technology.

EXPENDITURE ESTIMATES

TABLE 30.8 ELECTRICITY AND NUCLEAR

--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ----------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------------

Electricity and Nuclear
Management                                   1 806       2 472       3 444           4 218       3 749       3 933       4 129
Electricity                                 13 741      27 285      35 136          60 185      36 055      37 847      39 740
Nuclear                                     12 938      10 838       7 002          17 381      15 286      16 044      16 847
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       28 485      40 595      45 582          81 784      55 090      57 824      60 716
--------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      25 000      (1 920)     (2 036)     (2 137)
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            23 231      25 759      45 515          76 741      55 071      57 824      60 716
                                        ----------------------------------------------------------------------------------------
Compensation of employees                    5 190       9 388      10 915          17 618      21 069      22 122      23 229
Goods and services                          17 624      16 371      34 600          59 123      34 002      35 702      37 487
of which:
Communication                                   66          86         206             424         447         474         498
Consultants, contractors and
special services                             4 489       4 162      25 428          41 691      22 884      24 257      25 470
Inventory                                       18          33         106             235         248         263         276
Travel and subsistence                       1 501       2 324       2 853           6 567       6 928       7 344       7 711
Training & Staff Development                   188          34          12             348         367         389         409
Financial transactions in
assets and liabilities                         417          --          --              --          --          --          --
--------------------------------------------------------------------------------------------------------------------------------

                                                                             707

2006 Estimates of National Expenditure

TABLE 30.8 ELECTRICITY AND NUCLEAR (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                         --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                      5 060      14 384          33           5 043          19          --          --
                                         --------------------------------------------------------------------------------------
Provinces and municipalities                    16          28          33              43          19          --          --
Departmental agencies and
accounts                                        --          --          --           5 000          --          --          --
Public corporations and private              5 044      14 356          --              --          --          --          --
enterprises
                                         --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    194         452          34              --          --          --          --
                                         --------------------------------------------------------------------------------------
Machinery and equipment                        194         452          17              --          --          --          --
Software and other intangible
assets                                          --          --          17              --          --          --          --
                                         --------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       28 485      40 595      45 582          81 784      55 090      57 824      60 716
-------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
-------------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                         --          --          --           5 000          --          --          --
                                         --------------------------------------------------------------------------------------
Electricity Distribution Industry               --          --          --           5 000          --          --          --
Holdings Company
                                         --------------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE ENTERPRISES
PUBLIC CORPORATIONS
SUBSIDIES ON PRODUCTION OR PRODUCTS
CURRENT                                      4 000      12 400          --              --          --          --          --
                                         --------------------------------------------------------------------------------------
Eskom                                           --      12 400          --              --          --          --          --
Development Bank of South Africa             4 000          --          --              --          --          --          --
(DBSA)
                                         --------------------------------------------------------------------------------------
PRIVATE ENTERPRISES
OTHER TRANSFERS
CURRENT                                      1 044       1 956          --              --          --          --          --
                                         --------------------------------------------------------------------------------------
KwaZulu Energy Services                        206          --          --              --          --          --          --
Nuon Rap Utility                               444          --          --              --          --          --          --
Solar Vision                                   394          --          --              --          --          --          --
Eskom Enterprises (TSI Division)-
EBSST                                           --       1 956          --              --          --          --          --
                                         --------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased rapidly from R28,5 million in 2002/03 to R81,8 million in
2005/06, an average annual increase of 42,1 per cent, mainly due to the transfer of the integrated national electrification programme business planning unit from
Eskom to the department

If approved, additional funding for the new generation capacity projects will also increase expenditure by about R40 million over the next three years.
Expenditure (excluding the anticipated approval) is anticipated to increase more steadily over the 2006 MTEF, from R55,1 million in 2006/07 to R60,7 million in
2008/09, an average annual increase of 5 per cent.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Universal access to electricity

From April 2002 to June 2005, 235 131 households have been electrified through the integrated electrification programme, which is planned, funded and monitored by the Electricity subprogramme and undertaken by Eskom and selected municipalities. For 2004/05, 54 618 actual connections were made, against the planned 74 140. A backlog of approximately 26 per cent was reported. This backlog is mainly due to limitations in government, which

                                                    Vote 30: Minerals and Energy

include the inability of municipalities to conclude funding agreements and service level agreements.

Regional electricity distributors

The first RED was launched in Cape Town in July 2005. In September 2005, Cabinet
approved the creation of six metro REDs and the establishment of the national
RED or any other separate RED subject to a feasibility study, to identify appropriate funding and organisational and governance arrangements.

Security of electricity supply

To ensure that there is sufficient electricity generation capacity to meet the growth in demand, the department is facilitating a tendering process to procure
1000MW of open cycle gas turbine power plants. The plants will be located in
Durban and Port Elizabeth and will be used for peaking purposes (meaning that they will only operate for short periods to meet energy needs during peak demand times). The requests for proposals (RFPs) will be published by the end of
February 2006 in time for the deadline for commissioning these plants.

In June 2005, Cabinet gave approval for the department to facilitate another tendering process to procure approximately 2000MW of base load power plants to be commissioned between 2013 and 2015.

SELECTED MEDIUM-TERM OUTPUT TARGETS

ELECTRICITY AND NUCLEAR

MEASURABLE OBJECTIVE: Ensure a well-managed, efficient, safe and cost-effective electricity and nuclear industry through policy, legislation and regulations.
Achieve increased access to electricity and globally competitive electricity prices.

-----------------------------------------------------------------------------------------------------------
SUBPROGRAMME      OUTPUT                      MEASURE/INDICATOR                    TARGET
-----------------------------------------------------------------------------------------------------------

Electricity       Universal access to         Number of households electrified     230 000 households
                  electricity

                                              Number of schools and clinics        500 schools and clinics
                                              electrified

                                              Number of new bulk substations       5 bulk stations
                                              built

                  Rehabilitation of           Percentage increase in revenue       5% increase per year
                  electrification             collected to be ploughed
                  infrastructure to improve   back into infrastructure
                  quality of supply           maintenance

                  Restructured electricity    Number of regional electricity       6 metro REDs by June
                  industry                    distributors (RED) set up            2006

                                              Compensation framework for REDs      By June 2006
                                              establishe

                                              Electricity Distribution Industry    June 2006
                                              Restructuring Bill in
                                              Parliamentary process

                                              Detailed plans completed for base    By June 2006
                                              load power stations to
                                              ensure security of supply
-----------------------------------------------------------------------------------------------------------

                                                                             709

2006 Estimates of National Expenditure

-----------------------------------------------------------------------------------------------------------
SUBPROGRAMME      OUTPUT                      MEASURE/INDICATOR                    TARGET
-----------------------------------------------------------------------------------------------------------

Nuclear           Policy direction            Revised nuclear energy               March 2007
                                              policy document developed

                  Skilled personnel           Number of trainees in tertiary       60 trainees annually
                                              institutions

                  Accelerated reduction       Deadline for report on               March 2007
                  of nuclear liabilities      decommissioning and
                                              decontamination

                  Radioactive waste           National radioactive waste           March 2007
                  management policy           management committee
                                              established

                                              Legislation for formation of         Legislation developed
                                              National Radioactive Waste           during 2006/07 and
                                              Management Agency                    completed in October
                                                                                   2007
-----------------------------------------------------------------------------------------------------------

PROGRAMME 7: ASSOCIATED SERVICES

The Associated Services programme provides services to support the department's mandate through funded and non-funded statutory bodies and organisations. The programme is responsible for all transfer payments to public entities and municipalities. The programme comprises the following main subprogrammes:

o     Council for Mineral Technology Research) contributes to the Council for
      Mineral Technology Research (Mintek).

o     The South African Nuclear Energy Corporation (NECSA), which falls under the Nuclear Energy sub programme, maintains, develops and utilises nuclear and related technology in terms of the Nuclear Energy Act (1999).

o     The National Nuclear Regulator (NNR) provides for the protection of persons, property and the environment against nuclear damage, through the establishment of safety standards and regulatory practices.

o     The Council for Geoscience (CGS) is primarily responsible for systematic geoscientific mapping of South Africa, and interpreting and compiling data, maps and map explanations.

o     The Electricity Distribution Industry Holding Company facilitates the restructuring of the electricity distribution industry.

o     Conditional Grants to Local Governments: Eskom and certain licenced municipalities are responsible for the integrated national electrification programme (INEP), which aims to provide universal access to basic electricity service to households over time, and to electrify all schools and health clinics. Transfer payments are made to licensed electricity distributors, (municipalities licensed as electricity distributors, as well as Eskom) for undertaking electrification projects.

o     The Assistance to Mines subprogramme assists marginal mines with the cost of pumping water, which originate from defunct gold mines.

                                                    Vote 30: Minerals and Energy

EXPENDITURE ESTIMATES

TABLE 30.9 ASSOCIATED SERVICES

--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ----------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
--------------------------------------------------------------------------------------------------------------------------------

Council for Mineral Technology              76 410      82 439      88 632         108 880     118 664     124 569     130 834
Research
NECSA Activities                           139 863     140 233     148 647         214 066     237 020     295 371     294 193
NECSA Decommissioning Projects              19 536      19 550      20 500          21 730      23 034      24 185      25 402
NECSA Strategic Loans                      265 548       1 407      10 754              --          --          --          --
NECSA Security                                  --          --          --           9 000       9 000       9 000       9 440
NECSA SAFARI Reactor
Conversion                                      --          --          --          12 000      12 000      12 000      12 591
National Nuclear Regulator                   7 282       7 610       8 067           5 417      14 742      18 029      20 333
Council for Geoscience                      66 384      72 019      77 606          86 078      93 100      97 755     102 672
Electricity Distribution
Industry                                        --      49 000      54 000          59 240      62 794      65 934      69 250
Holdings Company
National Portion (Eskom)                   739 513     795 549     796 759         783 469     893 165     932 083   1 058 758
Conditional Grants to Local                224 763     245 091     196 102         313 132     391 130     406 627     457 637
Governments
Non-grid Electrification
Service                                         --          --      22 416          79 800      84 000      84 000      84 000
Providers
Assistance to Mines                         28 914      20 349      32 530          35 225      37 339      39 206      41 178
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    1 568 213   1 433 247   1 456 013       1 728 037   1 975 988   2 108 759   2 306 288
--------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     106 632   1 447 295   1 554 710   1 724 537
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  1 568 213   1 433 247   1 456 013       1 728 037   1 975 988   2 108 759   2 306 288
                                        ----------------------------------------------------------------------------------------
Provinces and municipalities               224 763     245 091     196 102         313 132     391 130     406 627     457 637
Departmental agencies and
accounts                                   102 580     128 629     139 673         150 735     170 636     181 718     192 255
Public corporations and
private enterprises                      1 240 870   1 059 527   1 120 238       1 264 170   1 414 222   1 520 414   1 656 396
                                        ----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    1 568 213   1 433 247   1 456 013       1 728 037   1 975 988   2 108 759   2 306 288
--------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------------
PROVINCES AND MUNICIPALITIES
MUNICIPALITIES
MUNICIPAL BANK ACCOUNTS
CURRENT                                    224 763     245 091     196 102              --          --          --          --
                                        ----------------------------------------------------------------------------------------
Integrated National
Electrification                            224 763     245 091     196 102              --          --          --          --
                                        ----------------------------------------------------------------------------------------
Programme Grant
CAPITAL                                         --          --          --         313 132     391 130     406 627     457 637
                                        ----------------------------------------------------------------------------------------
Integrated National
Electrification Programme                       --          --          --         313 132     391 130     406 627     457 637
                                        ----------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND
ACCOUNTS
PUBLIC ENTITIES
CURRENT                                     94 080     119 849     126 424         140 222     159 856     170 399     180 367
                                        ----------------------------------------------------------------------------------------
National Nuclear Regulator                   6 782       7 110       7 567           4 887      14 180      17 439      19 713
Electricity Distribution
Industry                                        --      49 000      49 988          58 518      62 393      65 513      68 808
Holdings Company
Council for Geoscience                      58 384      63 739      68 869          76 817      83 283      87 447      91 846
Council for Geoscience
(Assistance                                 28 914          --          --              --          --          --          --
to Mines)
                                        ----------------------------------------------------------------------------------------
CAPITAL                                      8 500       8 780      13 249          10 513      10 780      11 319      11 888
                                        ----------------------------------------------------------------------------------------
National Nuclear Regulator                     500         500         500             530         562         590         620
Council for Geoscience                       8 000       8 280       8 737           9 261       9 817      10 308      10 826
Electricity Distribution
Industry                                        --          --       4 012             722         401         421         442
Holdings Company
--------------------------------------------------------------------------------------------------------------------------------

                                                                             711

2006 Estimates of National Expenditure

TABLE 30.9 ASSOCIATED SERVICES (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                         --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

PUBLIC CORPORATIONS AND PRIVATE ENTERPRISES
PUBLIC CORPORATIONS
SUBSIDIES ON PRODUCTION OR PRODUCTS
CURRENT                                    179 463     159 040     163 205         249 747     273 582     332 711     333 386
                                         --------------------------------------------------------------------------------------
NECSA - Activities                         129 313     139 583     143 497         208 607     231 233     289 295     287 811
NECSA - Decommissioning Projects            18 036      18 050      19 000          20 140      21 349      22 416      23 544
NECSA - Strategic Loans                     32 114       1 407         708              --          --          --          --
NECSA - Security                                --          --          --           9 000       9 000       9 000       9 440
NECSA - SAFARI Reactor                          --          --          --          12 000      12 000      12 000      12 591
Conversion
                                         --------------------------------------------------------------------------------------
CAPITAL                                    984 997     797 699     813 455         790 518     900 637     939 928   1 066 998
                                         --------------------------------------------------------------------------------------
NECSA - Activities                          10 550         650       5 150           5 459       5 787       6 076       6 382
NECSA - Decommissioning Projects             1 500       1 500       1 500           1 590       1 685       1 769       1 858
NECSA - Strategic Loans                    233 434          --      10 046              --          --          --          --
ESKOM - Integrated National                739 513     795 549     796 759         783 469     893 165     932 083   1 058 758
Electrification Programme
                                         --------------------------------------------------------------------------------------
PRIVATE ENTERPRISES
SUBSIDIES ON PRODUCTION OR
PRODUCTS
CURRENT                                     68 410      93 788     111 162         133 505     144 767     151 977     159 621
                                         --------------------------------------------------------------------------------------
Assistance to Mines                             --      20 349      32 530          35 225      37 339      39 206      41 178
Council for Mineral Technology              68 410      73 439      78 632          98 280     107 428     112 771     118 443
Research
                                         --------------------------------------------------------------------------------------
CAPITAL                                      8 000       9 000      10 000          10 600      11 236      11 798      12 391
                                         --------------------------------------------------------------------------------------
Council for Mineral Technology               8 000       9 000      10 000          10 600      11 236      11 798      12 391
Research
                                         --------------------------------------------------------------------------------------
OTHER TRANSFERS
CAPITAL                                         --          --      22 416          79 800      84 000      84 000      84 000
                                         --------------------------------------------------------------------------------------
Integrated National Electrification             --          --      22 416          79 800      84 000      84 000      84 000
Programme: Non-grid service
providers
                                         --------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

This programme consists of various subprogrammes which make transfer payments to public entities, municipalities and others. This explains why expenditure trends do not follow an even pattern. Expenditure increased steadily at an average annual rate of 3,3 per cent from R1,6 billion in 2002/03 to R1,7 billion in
2005/06, and is anticipated to increase at an average rate of 10,1 per cent to
R2,3 billion in 2008/09. The major transfers are made to municipalities, non-grid service providers and Eskom for the integrated national electrification programme.

PUBLIC ENTITIES REPORTING TO THE MINISTER

THE NATIONAL ENERGY REGULATOR OF SOUTH AFRICA

The National Energy Regulator of South Africa (NERSA) formerly the National
Electricity Regulator (NER) was created in terms of the National Energy
Regulator Act, 2004 (2004). The mandate of NERSA is to undertake the functions of the National Electricity Regulator as set out in the National Electricity Act
(1987), undertake the functions of the Gas Regulator as set out in the Gas
Regulator Act (2001), and undertake the functions of the Petroleum and Pipelines
Regulatory Authority as set out in the Petroleum and Pipelines Act (2003). NERSA
also performs other functions as may be assigned to it by or under these acts.

                                                    Vote 30: Minerals and Energy

NERSA is expected to proactively take the necessary regulatory actions in anticipation of and in response to the changing circumstances in the energy industry. Some of the regulatory functions of NERSA include processing licence applications, setting tariffs, setting conditions of supply and standards, investigating complaints, and mediating or arbitrating in disputes. NERSA also promotes BEE and competition in the three energy sector industries.

NERSA is funded through levies from the electricity, piped-gas and petroleum pipelines industries. The key spending areas for NERSA include skilled manpower and technical and management consultants. The expected increase in revenue from
R69 million in 2005/06 to R144 million in 2006/07 is because of the increase in levy income related to tariff increases, as well as the incorporation of the piped-gas and petroleum pipelines industries into the regulator. Salary and related expenditure will increase by 17 per cent from R16,9 million to R19,8 million due to inflation related increases and the filling of vacancies. An increase in technical fees from R1,9 million to R4.6 million was due to fees for studies and projects to develop benchmark mechanisms in regulatory standards, and to develop the multi-year price determinations going forward.

NERSA'S key priorities for the coming MTEF are: to effectively and efficiently regulate the current electricity industry; to establish appropriate processes, procedures and systems to implement the Gas Act and the Petroleum and Pipelines
Act; to develop an appropriate regulatory framework for the reforming electricity industry, and to promote and advise on appropriate legislation to regulate the electricity industry going forward.

TABLE 30.10 FINANCIAL SUMMARY FOR THE NATIONAL ENERGY REGULATOR OF SOUTH AFRICA

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -------------------------------------                -------------------------------------
                                            AUDITED      AUDITED      AUDITED   ESTIMATED
                                                                                 OUTCOME
                                        ------------------------------------------------------------------------------------------
R Thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                              53 370       64 896       64 072       69 536      144 890      151 084      161 660
                                        ------------------------------------------------------------------------------------------
Sale of goods and services other
than capital                                 51 160       63 509       62 166       68 030      144 884      151 077      161 653
Of which:
Non-market est. sales                        51 160       63 509       62 166       68 030      144 884      151 077      161 653
Other non-tax revenue                         2 210        1 387        1 905        1 506            6            6            7
                                        ------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                               --           --           --           --           --           --           --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                53 370       64 896       64 072       69 536      144 890      151 084      161 660
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                              39 750       52 900       59 949       80 338      123 551      130 518      138 948
                                        ------------------------------------------------------------------------------------------
Compensation of employees                    19 505       25 433       28 914       42 690       45 948       49 164       52 606
Goods and services                           19 029       24 784       28 329       35 953       75 713       79 303       84 236
Depreciation                                  1 216        2 683        2 706        1 694        1 890        2 051        2 106
Interest, dividends and
rent on land                                     --           --           --           --           --           --           --
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                          --           --           --           --           --        1 780        1 905
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                               39 750       52 900       59 949       80 338      123 551      132 298      140 853
----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                          13 620       11 996        4 123      (10 802)      21 339       18 785       20 807
----------------------------------------------------------------------------------------------------------------------------------

                                                                             713

2006 Estimates of National Expenditure

TABLE 30.10 FINANCIAL SUMMARY FOR THE NATIONAL ENERGY REGULATOR OF SOUTH
AFRICA (NERSA)

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -------------------------------------                -------------------------------------
                                            AUDITED      AUDITED      AUDITED   ESTIMATED
                                                                                 OUTCOME
                                        ------------------------------------------------------------------------------------------
R Thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets                     12 028       13 011       11 638       24 014       24 205       27 784       48 153
Receivables and Prepayments                   1 580        1 313          292          300       26 980        7 384        4 082
Cash and cash equivalents                    18 861       24 888       32 178        4 571        4 800       37 250       39 112
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                 32 468       39 212       44 108       28 885       55 985       72 418       91 347
----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                         21 217       33 213       37 336       26 535       47 874       66 659       87 466
Borrowings                                    8 414           --           --           --           --           --           --
Trade and other payables                      2 441        4 983        2 642          272        2 913          300          315
Provisions                                      396        1 016        4 130        2 079        5 199        5 459        3 566
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                 32 468       39 212       44 108       28 885       55 985       72 418       91 347
----------------------------------------------------------------------------------------------------------------------------------

Data provided by the National Energy Regulator of South Africa

THE SOUTH AFRICAN NUCLEAR ENERGY CORPORATION

The Nuclear Energy Act (1999) gives the South African Nuclear Energy Corporation
(NECSA) the mandate to develop and use nuclear technology as part of the national system of innovation, and to serve the state's nuclear institutional obligations. NECSA's vision is to pursue excellence in nuclear technology for sustained social and economic development. Nuclear technology products form the basis of all commercial nuclear activities. NECSA's main units include: nuclear technology, nuclear services, facilities management, nuclear technology products and high technology products.

In March 2005, SAFARI-1 (South African Fundamental Atomic Research Installation
No 1) celebrated 40 years of safe and successful operation. SAFARI-1 is used for research purposes and the production of radioisotopes for medical applications.
Annually, at least 60 000 patients from South Africa and more from the rest of the world benefit from the use of isotopes originating from SAFARI 1. NECSA has also played a critical role in certain specialised areas of the pebble bed modular reactor programme. In addition, it has reliably provided products to customers in more than 50 countries mainly through its major subsidiary, NTP
Radioisotopes (Pty) Ltd.

NECSA is partially funded by the fiscus, while revenue from the sale of nuclear products is expected to contribute 57 per cent of the entity's total revenue for
2006/07. Additional allocations have been made to assist in the restructuring and streamlining of the activities of the entity. This explains the substantial increase from R179,9 million in 2004/05 to R341,6 million in 2008/09.

As part of the turnaround plan, a special allocation for the low enriched uranium fuel conversion programme was made and further provisions to upgrade control systems of SAFARI-1. After an initial decline, net income grows strongly over the MTEF period underpinned by robust own revenue and a steady stream of state transfers to the entity.

Over the medium term, NECSA has set itself the following targets: upgrading the
Pelindaba and Vaalputs security systems; improving the health, safety and environmental management system; and manufacturing low enriched uranium (LEU)
prototype fuel for the conversion of the SAFARI reactor.

                                                    Vote 30: Minerals and Energy

TABLE 30.11 FINANCIAL SUMMARY FOR THE NUCLEAR ENERGY CORPORATION OF SOUTH
AFRICA (NECSA)

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -------------------------------------                -------------------------------------
                                            AUDITED      AUDITED      AUDITED   ESTIMATED
                                                                                 OUTCOME
                                        ------------------------------------------------------------------------------------------
R Thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                             474 675      407 047      386 254      404 181      470 865      488 974      498 859
                                        ------------------------------------------------------------------------------------------
Sale of goods and services other than       411 211      360 186      361 583      380 757      407 988      429 855      439 318
Of which:
Sales by market
establishments                              408 498      357 636      359 186      377 871      404 973      427 504      437 085
Non-market est. sales                         2 713        2 550        2 397        2 886        3 015        2 351        2 233
Other non-tax revenue                        63 464       46 861       24 671       23 424       62 877       59 119       59 541
                                        ------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                          424 947      160 017      179 901      269 900      281 054      340 556      341 626
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                               899 622      567 064      566 155      674 081      751 919      829 530      840 485
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                             647 191      628 203      588 034      609 221      722 940      769 445      743 755
                                        ------------------------------------------------------------------------------------------
Compensation of employees                   264 951      279 837      250 933      299 290      341 561      363 371      364 114
Goods and services                          333 855      310 579      310 562      270 134      335 038      361 216      336 868
Depreciation                                 28 678       34 351       26 150       39 332       44 294       42 970       41 023
Interest, dividends and
rent on land                                 19 707        3 436          389          465        2 047        1 888        1 750
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                          --           --           --        6 924        6 175        6 641        6 958
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                              647 191      628 203      588 034      616 145      729 115      776 086      750 713
----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                         252 431      (61 139)     (21 879)      57 936       22 804       53 444       89 772
----------------------------------------------------------------------------------------------------------------------------------
Tax payment                                   8 768       (4 920)       2 279        1 705        3 884        4 679        5 762
Outside shareholders Interest                 1 671           27        1 312        1 329        1 499        1 600        1 711
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                    197 944      182 289      138 219      166 553      166 633      187 237      225 678
Investments                                  26 118       32 618       37 133       55 439       64 519       69 599       74 679
Inventory                                    54 098       55 445       44 664       45 193       43 610       43 070       46 186
Receivables and prepayments                  87 945       75 652       80 133       82 158       84 403       89 537       89 556
Cash and cash equivalents                    71 679       32 109       35 275       55 436       66 240       90 960      118 133
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                437 784      378 113      335 424      404 779      425 405      480 403      554 232
----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                        231 398      (53 254)     (87 363)     (43 185)     (20 657)      31 544      102 759
Borrowings                                   11 946       23 644       17 891       52 194       52 341       54 030       55 597
Post retirement benefits                     35 695      291 164      280 619      280 978      280 978      280 978      280 978
Trade and other payables                     79 198       42 455       52 464       62 635       62 475       63 455       64 492
Provisions                                   79 547       74 104       71 813       52 157       50 268       50 396       50 406
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                437 784      378 113      335 424      404 779      425 405      480 403      554 232
----------------------------------------------------------------------------------------------------------------------------------

Data provided by the Nuclear Energy Corporation of South Africa

THE COUNCIL FOR MINERAL TECHNOLOGY

The Council for Mineral Technology (Mintek), established in terms of the Mineral
Technology Act (1989), provides research, development and technology transfers that foster the development of businesses in the mineral and mineral products industries. It achieves these objectives by transferring technology to industry and promoting the optimal supply and efficient use of mineral resources.

Mintek strives to make its expertise and technology world class. To this end, it is negotiating a bilateral agreement with Russia for collaborative research into new industrial applications for palladium. An investigation has also started into the feasibility of setting up a collaborative centre of metallurgical excellence, similar to the UK's National Metals Technology Centre, to address the shortage of metallurgical skills, education and facilities in South Africa.
In addition, Mintek has been appointed co-ordinator of the bioleaching work package in the European Union's BioMinE project.

                                                                             715

2006 Estimates of National Expenditure

The council's income is derived mainly from commercial activities (sales of its deep-mining research, technology developments and patents, and the royalties it receives on existing research), expanded laboratory facilities and increases in client charges. Mintek's allocation increases from R109 million in 2005/06 to
R131 million in 2008/09, which is expected to represent only 39,6 per cent of
Mintek's total annual revenue over the period. Over the MTEF period, Mintek should be in a position to fully cover its expenses, drawing on reserves in the third year if necessary.

Key medium-term output targets for the council include: building an advanced laboratory scale reactor to study gold leaching behaviour under carefully controlled conditions; increasing the cost-effectiveness of platinum production, as well as the recycling of reject autocatalysts; and expanding the knowledge gained from research into new uses of gold and other metals like platinum, as well as into broader nano-based technologies.

TABLE 30.12 FINANCIAL SUMMARY FOR THE COUNCIL FOR MINERAL TECHNOLOGY(MINTEK)

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -------------------------------------                -------------------------------------
                                            AUDITED      AUDITED      AUDITED   ESTIMATED
                                                                                 OUTCOME
                                        ------------------------------------------------------------------------------------------
R Thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                             129 800      140 700      158 691      166 000      183 500      188 700      198 378
                                        ------------------------------------------------------------------------------------------
Sale of goods and services other than        16 978       18 740       23 000       16 000        7 500        8 100        8 748
capital assets
Of which:
Admin fees                                   16 978       18 740       23 000       16 000        7 500        8 100        8 748
Other non-tax revenue                       112 822      121 960      135 691      150 000      176 000      180 600      189 630
                                        ------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                           78 160       82 439       88 632      108 880      118 664      124 569      130 834
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                               207 960      223 139      247 323      274 880      302 164      313 269      329 212
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                             214 129      215 613      234 517      267 579      298 164      312 185      333 285
                                        ------------------------------------------------------------------------------------------
Compensation of employees                   121 407      129 558      146 975      147 168      168 200      176 356      189 945
Goods and services                           79 427       76 536       78 103      108 411      116 764      122 329      129 340
Depreciation                                  7 494        8 675        8 868       12 000       13 200       13 500       14 000
Interest, dividends and rent on
land                                          5 801          844          571           --           --           --           --
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                          --           --           --           --           --           --           --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                              214 129      215 613      234 517      267 579      298 164      312 185      333 285
----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                          (6 169)       7 526       12 806        7 301        4 000        1 084       (4 073)
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                     62 388       53 233       53 584       64 800       69 818       70 825       70 832
Investments                                  88 871       98 300      128 030      129 000      134 000      137 000      147 000
Inventory                                     5 608        4 399        2 090        3 000        3 010        3 200        3 500
Receivables and prepayments                  38 593       39 691       38 720       41 600       45 700       49 800       51 900
Cash and cash equivalents                     5 723        4 495       20 292       22 491       17 495       17 419        7 797
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                201 183      200 118      242 716      260 891      270 023      278 244      281 029
----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                        146 508      122 524      138 551      149 006      153 006      154 090      150 017
Post retirement benefits                     28 042       49 300       52 232       57 000       57 510       59 154       60 012
Trade and other payables                      9 758       18 937       33 915       34 885       36 507       40 000       44 000
Provisions                                   16 875        9 357       18 018       20 000       23 000       25 000       27 000
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                201 183      200 118      242 716      260 891      270 023      278 244      281 029
----------------------------------------------------------------------------------------------------------------------------------

Data provided by the Council for Mineral Technology

                                                    Vote 30: Minerals and Energy

NATIONAL NUCLEAR REGULATOR

The National Nuclear Regulator (NNR) was established in terms of the National
Nuclear Regulator Act (1999). Its purpose is to provide for the protection of persons, property and the environment against nuclear damage, through the establishment of safety standards and regulatory practices. The regulator exercises safety regulatory control over the entire life cycle of nuclear installations and vessels propelled by or containing radioactive material. The regulator also fulfils national obligations related to international instruments concerning nuclear safety and ensures that provisions for nuclear emergency planning are in place.

Total revenue before the state contribution for the proposed 2006/07 budget increased by 7 per cent compared to 2005/06. The state's annual contribution represented 9,5 per cent of the regulator's total revenue during 2005/06.
However, the additional allocation of R9 million, R12 million and R14 million over the MTEF increased government's annual contribution to an average of 22,9 per cent of total revenue. Total expenditure for the proposed 2006/07 budget increased by 22 per cent compared to 2005/06. This increase budgeted for the implementation of a holistic human resources management strategy, improving the organisational climate, strengthening the regulatory presence at the authorised sites, improving the ability to conduct independent verification exercises, and effective enforcement.

Key medium-term output targets include: recruitment and retention of additional staff; readiness to license new technologies; and increased self-reliance, specifically, less reliance on international consultants. A major undertaking for the regulator will be processing the nuclear installation licence application submitted by Eskom in July 2000 for the proposed pebble bed modular reactor. The application will be subject to the NNR's public hearing process being finalised and its satisfactory assessment of the associated pebble bed modular reactor safety case to be presented to the NNR by the applicant, Eskom.

COUNCIL FOR GEOSCIENCE

The Council for Geoscience (CGS) was established in terms of the Geoscience Act
(1993). CGS also operates under the national system of innovation (NSI). The objectives of the CGS are to develop and publish world-class geoscience-knowledge products and to provide geoscience-related services to the
South African public and industry. The mandate of the council includes the systematic reconnaissance and documentation of the geology of the earth's surface and continental crust, including all offshore areas within the territorial boundaries of South Africa. Its mandate is also to compile all geoscience data and information in the form of maps and documents, which are placed in the public domain.

Transfers by the state to the Council for Geoscience increased at an average annual rate of 9 per cent from R66.4 million in 2002/03 to R86,1 million in
2005/06 and are expected to increase at a rate of 6,1 per cent over the MTEF to
R102,7 million in 2008/09. The state's annual contribution represented 63,7 per cent of the council's total annual income for 2005/06. It is estimated to continue with an average contribution of 63,2 per cent of the council's anticipated revenue over the MTEF. This allows the council to maintain a small surplus over the next three years.

The CGS has formulated a five-year equipment-renewal plan. Its current research infrastructure is over 15 years' old, and needs to be urgently replaced for the council to remain a world-class institution. Most of the areas where investments would be required include marine mapping, geophysical mapping and analytical equipment.

Key medium-term output targets include: to develop a stakeholder- and customer focused organization; increase the number and quality of maps and publications published; and increase the number of strategic partnerships developed.

                                                                             717

2006 Estimates of National Expenditure

TABLE 30.13 FINANCIAL SUMMARY FOR THE COUNCIL FOR GEOSCIENCE (CGS)

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -------------------------------------                -------------------------------------
                                            AUDITED      AUDITED      AUDITED   ESTIMATED
                                                                                 OUTCOME
                                        ------------------------------------------------------------------------------------------
R Thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                              39 849       35 061        43238       48 739       51 500       57 000       62 500
                                        ------------------------------------------------------------------------------------------
Sale of goods and services other than        27 372       24 505       35 935       40 000       45 000       50 000       55 000
capital assets
Of which:
Sales by market establishments               27 372       24 505       35 935       40 000       45 000       50 000       55 000
Other non-tax revenue                        12 477       10 556        7 303        8 739        6 500        7 000        7 500
                                        ------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                           78 222       72 631       77 606       86 339       93 099       97 754      102 619
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                               118 071      107 692      120 844      135 078      144 599      154 754      165 119
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                              97 059       97 605      111 393      131 969      140 138      148 362      157 510
                                        ------------------------------------------------------------------------------------------
Compensation of employees                    51 358       59 604       66 426       75 150       80 281       85 902       91 915
Goods and services                           42 013       32 370       38 550       48 974       51 420       54 276       57 298
Depreciation                                  3 677        5 621        6 409        7 836        8 429        8 175        8 287
Interest, dividends and rent on land             11           10            8            9            8            9           10
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                       1 980        1 621        2 394        3 009        3 924        4 166        4 578
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                               99 039       99 226      113 787      134 978      144 062      152 528      162 088
----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                          19 032        8 466        7 057          100          537        2 226        3 031
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                     28 339       37 320       47 671       50 538       47 457       36 962       32 265
Investments                                  91 001      114 182      120 855      112 612      104 386      105 370      101 389
Receivables and prepayments                  16 622       19 596       21 836       17 085       18 815       21 015       23 215
Cash and cash equivalents                    32 040        5 299       18 636        6 000        6 000        6 000        6 000
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                168 002      176 397      208 998      186 235      176 658      169 347      162 869
----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                        128 352      136 818      143 875      143 975      144 512      146 738      149 769
Post retirement benefits                       (464)      (2 050)      (3 480)          --           --           --           --
Trade and other payables                     35 532       33 703       58 484       40 760       30 541       20 892       11 262
Provisions                                    4 582        7 926       10 119        1 500        1 605        1 717        1 838
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                168 002      176 397      208 998      186 235      176 658      169 347      162 869
----------------------------------------------------------------------------------------------------------------------------------

Data provided by the Council for Geoscience

CENTRAL ENERGY FUND

The Central Energy Fund (Pty) Ltd (CEF), was registered in 1976 and is mandated by the Central Energy Fund Act (1977) to engage in the acquisition, exploration, generation, marketing and distribution of any energy form, as well as to engage in research relating to the energy sector. The CEF's mission is to actively pursue economically viable opportunities in oil, gas, coal and renewable energy resources, and to provide access to sustainable and affordable energy by being the leading commercially viable energy development company in Africa. The fund's activities are housed in five active subsidiaries: PetroSA, Petroleum Agency SA,
Igas, the Strategies Fuel Fund Association, and Oil Pollution Control South
Africa.

The CEF does not receive funding from the state. The CEF Group and Central
Energy Fund are two separate legal entities. The activities of the CEF Group are funded out of reserves, debt funding and dividends from its subsidiaries. The
Central Energy Fund can impose a levy on fuel manufactured, distributed or sold for the benefit of the Equalisation Fund controlled by the CEF Group. Group performance improved significantly in 2004/05 compared to the previous year, due mainly to improved results from PetroSA. The average crude oil price for the year

                                                    Vote 30: Minerals and Energy

was $42.1/bbl against an average of $28.9/bbl in the previous year. This led to a significant increase in group revenues. The stronger ZAR/US$ exchange rate benefited operating costs and had a positive impact on imported condensate and the cost of drilling projects, but had a negative impact on group revenue, which is predominantly US dollar based.

Key medium-term output targets include: position the CEF brand as the leading energy group in Africa; establish and position the Energy Development
Corporation in the energy industry as a leading promoter, facilitator, developer and potential investor in commercially viable, sustainable and social and developmental projects in alternative and renewable energy; set up a new subsidiary of CEF to house the South African National Energy Research Institute.

MINE HEALTH AND SAFETY COUNCIL

The Mine Health and Safety Council advises the Minister of Minerals and Energy on Occupational Health and Safety legislation and on research outcomes focused on improving and promoting occupational health and safety at South African mines. The council was constituted in 1996 on recommendations made by the Leon
Commission of Inquiry into Health and Safety in the Mining Industry, and which resulted in the promulgation of the Mine Health and Safety Act (1996). The council, as well as its three statutory tripartite permanent committees, consist of 15 non-executive members representing the state, employers and employees under the chairmanship of a state member.

The council is funded by both transfers from government and levies imposed on the mining industry. The transfer to the council is expected to increase from
R4,1 million in 2005/06 to R4,4 million in 2006/07. This represents a relatively flat growth rate over the period.

Key medium-term output targets include: implement the safety in mining research advisory committee (SIMRAC) project for eliminating silicosis and noise induced hearing loss; implement the SIMRAC project on rock bursts; and implement, monitor and evaluate the SIMRAC research programme, to contribute to the achievements of industry milestones.

ELECTRICITY DISTRIBUTION INDUSTRY HOLDINGS

Electricity Distribution Industry Holdings Company (Pty) Ltd, was created for the sole purpose of executing government's strategic objectives of restructuring the electricity distribution industry (EDI) as per the requirement of the Energy
White Paper of 1998, the EDI restructuring blueprint of 2001, and as amplified by subsequent Cabinet decisions.

EDI Holdings established the first RED in Cape Town on 1 July 2005, meeting the president's deadline. However, the initial area of supply of the RED is smaller than the originally envisaged area. Furthermore, due to the implementation challenges, the RED only entered into operating agreements between itself and the City of Cape Town and Eskom, as no business transfers were effected. This will take place over the next 18 months. A service delivery agreement was signed between the RED and the City of Cape Town. The RED has been issued with a licence by the National Electricity Regulator. Six independent board members, the chief executive officer and the chief operations officer were also appointed when the RED was launched.

EDI Holdings Ltd is financed by government through a transfer from the
Department of Minerals and Energy. The transfer payment is expected to increase from R59 million in 2005/06 to R91 million in 2006/07. The increase in the budgeted amount is mainly due to the incorrect baseline having been used in previous years. The previous baseline was calculated on the costs incurred by the EDI restructuring project office, whose mandate did not include the specific steps of the creation of the REDs. The increase relates to: R23,3 million for changes in the baseline, R2,5 million for additional staff, R1,7 million for marketing and communications, and R1 million towards increased consulting services.

                                                                             719

2006 Estimates of National Expenditure

A key priority for the MTEF period is to facilitate the restructuring of the existing electricity distribution entities into financially viable RED companies, in line with government policy. Key policy assumptions underlying the revised restructuring approach include: a cross-subsidisation framework; the transfer of all Eskom customers excluding contestable customers; medium and large (contestable) customers allowed to exercise choice of supplier; and
accelerate the creation of other REDs.

SOUTH AFRICAN DIAMOND BOARD

The South African Diamond Board (SADB) was established in terms of the Diamonds
Act (1986) to regulate the diamond industry. Its main function is to exercise control over the possession and sale, the processing and the export of diamonds, and oversee related matters. The board is now fully compliant with the United
Nations Resolution 55 which requires all diamond participating countries to issue a certificate of the country of origin for all export of unpolished
(rough) diamonds. The certificates are known as the Kimberley Process
Certificates.

The SADB derives its main income from levies raised on exporting and importing diamonds and does not receive transfers from government. Recent IT reforms have helped to boost revenue collection. The board was able to install a billing system to collect outstanding revenues from the defaulting licence holders. The billing system increased the income from licence fees by more that R1,5 million.
The new billing system enabled the board to reduce the number of late submission of registers by 56 per cent.

Key medium-term output targets include: to increase the number of diamond licence holders by 1 500 to 2 000 every year; to increase the number of inspections on premises; to cover at least 60 per cent of the current 5 852 licences in issue; and to provide more international exposure and training to the diamond inspectors with a view to promoting them to the position of government diamond valuators.

                                                    Vote 30: Minerals and Energy

ANNEXURE

VOTE 30: MINERALS AND ENERGY

Table 30.A: Summary of expenditure trends and estimates per programme and economic classification

Table 30.B: Summary of personnel numbers and compensation of employees

Table 30.C: Summary of expenditure on training

Table 30.D: Summary of conditional grants to provinces and local government
            (municipalities)

Table 30.E: Summary of official development assistance expenditure

Table 30.F: Summary of expenditure on infrastructure

                                                                             721

2006 Estimates of National Expenditure

TABLE 30.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                     APPROPRIATION           AUDITED              APPROPRIATION                  REVISED
                                            MAIN       ADJUSTED       OUTCOME      MAIN      ADDITIONAL    ADJUSTED      ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                        2004/05             2004/05                 2005/06                     2005/06
----------------------------------------------------------------------------------------------------------------------------------

1.  Administration                           92 417      121 177      112 437      111 364       19 309      130 673      130 673
2.  Promotion of Mine Safety                 99 633       97 643       87 566      108 536        3 104      111 640      111 640
    and Health
3.  Mineral Regulation                       99 257      100 527      126 131      141 539          (50)     141 489      141 489
4.  Mineral Policy and                       60 551       60 626       31 344       43 617           --       43 617       43 617
    Promotion
5.  Hydrocarbons and Energy                  24 380       23 426       17 355       34 340           --       34 340       34 340
    Planning
6.  Electricity and Nuclear                  49 243       47 335       45 582       56 784       25 000       81 784       81 784
7.  Associated Services                   1 509 013    1 512 169    1 456 013    1 621 405      106 632    1 728 037    1 728 037
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     1 934 494    1 962 903    1 876 428    2 117 585      153 995    2 271 580    2 271 580
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            398 690      369 351      343 587      462 700       37 583      500 283      500 283
                                        ------------------------------------------------------------------------------------------
Compensation of employees                   203 129      194 947      190 783      241 131           --      241 131      241 131
Goods and services                          195 561      174 199      152 600      221 569       37 583      259 152      259 152
Financial transactions in                        --          205          204           --           --           --           --
assets and liabilities
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                   1 530 414    1 585 230    1 527 718    1 647 942      116 372    1 764 314    1 764 314
                                        ------------------------------------------------------------------------------------------
Provinces and municipalities                248 112      251 344      196 671      258 636       55 132      313 768      313 768
Departmental agencies and
accounts                                    232 121      174 743      174 743      154 934       25 565      180 499      180 499
Universities and technikons                      --           --           --           --          100          100          100
Public corporations and
private enterprises                       1 048 381    1 157 013    1 155 503    1 233 235       35 565    1 268 800    1 268 800
Households                                    1 800        2 130          781        1 137           10        1 147        1 147
                                        ------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                   5 390        8 322        5 123        6 943           40        6 983        6 983
                                        ------------------------------------------------------------------------------------------
Machinery and equipment                       5 390        8 322        4 333        6 943           40        6 983        6 983
Software and intangible assets                   --           --          790           --           --           --           --
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     1 934 494    1 962 903    1 876 428    2 117 585      153 995    2 271 580    2 271 580
----------------------------------------------------------------------------------------------------------------------------------

TABLE 30.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATES
                                        ------------------------------------------------------------------------------------------
                                            2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES
Compensation (R thousand)                   137 695      169 841      187 726      237 087      286 950      308 245      332 572
Unit cost (R thousand)                          168          187          202          239          236          248          260
Compensation as % of total                     98.7%        96.1%        98.4%        98.3%        98.8%        98.9%        98.9%
Personnel numbers (head
count)                                          819          906          928          992        1 216        1 244        1 280
B. PART-TIME AND TEMPORARY CONTRACT
EMPLOYEES
Compensation (R thousand)                     1 500        6 301        2 202        2 628        1 879        1 992        2 111
Unit cost (R thousand)                           33           38           37           38           37           39           41
Compensation as % of total                      1.1%         3.6%         1.2%         1.1%         0.6%         0.6%         0.6%
Personnel numbers (head                          45          165           59           70           51           51           51
count)
----------------------------------------------------------------------------------------------------------------------------------

                                                    Vote 30: Minerals and Energy

TABLE 30.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF
EMPLOYEES (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATES
                                        ------------------------------------------------------------------------------------------
                                            2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

C. INTERNS
Compensation of interns (R                      300          600          855        1 416        1 560        1 560        1 560
thousand)
Unit cost (R thousand)                           12           12           19           24           24           24           24
Number of interns                                25           50           45           59           65           65           65
----------------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)                   139 495      176 742      190 783      241 131      290 389      311 797      336 243
UNIT COST (R THOUSAND)                          157          158          185          215          218          229          241
PERSONNEL NUMBERS (HEAD                         889        1 121        1 032        1 121        1 332        1 360        1 396
COUNT)
----------------------------------------------------------------------------------------------------------------------------------

TABLE 30.C SUMMARY OF EXPENDITURE ON TRAINING

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATES
                                        ------------------------------------------------------------------------------------------
                                            2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)                      2 710        4 124        2 896        4 662        4 918        5 213        5 474
Number of employees trained                     341          209          155          455          455          455          455
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)                        573          904          960          253          266          282          282
Number of employees (head
count)                                           72           72           76          124          124          124          124
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                         3 283        5 028        3 856        4 915        5 184        5 495        5 756

NUMBER OF EMPLOYEES                             413          281          231          579          579          579          579
----------------------------------------------------------------------------------------------------------------------------------

TABLE 30.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT
(MUNICIPALITIES)(1)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO LOCAL GOVERNMENT
(MUNICIPALITIES)
7. Associated Services
Integrated National Electrification         224 763      245 091      196 102      313 132      391 130      406 627      457 637
Programme Grant
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       224 763      245 091      196 102      313 132      391 130      406 627      457 637
----------------------------------------------------------------------------------------------------------------------------------

(1)   Detail provided in the Division of Revenue Act (2006).

                                                                             723

2006 Estimates of National Expenditure

TABLE 30.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

------------------------------------------------------------------------------------------------------------------------------------
DONOR                   PROJECT          CASH/                                        ADJUSTED
                                         KIND          AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                               -------------------------------------------------------------------------------------
R thousand                                       2002/03    2003/04    2004/05         2005/06     2006/07     2007/08      2008/09
------------------------------------------------------------------------------------------------------------------------------------

FOREIGN

Danish            Capacitating the       Kind         --         --         --           1 600          --          --           --
Government        Designated
                  National Authority
Canada            Kgabane pilot          Cash         --         --         --              --          --          --           --
                  project
United kingdom    Kgabane pilot          Cash         --         --         --              --          --          --           --
                  project
European Union    Non-Grid               Cash        678         --        438              --          --          --           --
                  electrification of
                  rural schools
Norway            Electricity            Cash      2 775      2 528      1 894             778          --          --           --
                  Capacity Building
                  Programme
Norway            Co-operation           Cash         --         --         --              --          --          --           --
                  between
                  Department of
                  Minerals and
                  Energy
Norway            Petroleum sector       Cash     11 615         --         --              --          --          --           --
                  Policy , Research
                  and Capacity
Denmark           Danish                 Cash         --         --         --              --          --          --           --
                  consultants -
                  capacity building
                  in energy
                  efficiency
Norway            SADC Regional          Cash         --        203         --              --          --          --           --
                  electricity support
Germany           Decentralised          Kind         --      1 257         --              --          --          --           --
                  rural
                  electrification
                  project
The Netherlands   Electrification of
                  schools                Cash        675         --     10 867              --          --          --           --
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                             15 743      3 988     13 199           2 378          --          --           --
------------------------------------------------------------------------------------------------------------------------------------

TABLE 30.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

----------------------------------------------------------------------------------------------------------------------------------
DESCRIPTION                              SERVICE DELIVERY OUTPUTS                 ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INFRASTRUCTURE TRANSFERS TO OTHER
SPHERES, AGENCIES AND DEPARTMENTS
National Electrification                    225 000      245 000      251 000      313 000    1 368 000    1 423 000    1 600 000
Programme
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       225 000      245 000      251 000      313 000    1 368 000    1 423 000    1 600 000
----------------------------------------------------------------------------------------------------------------------------------

                                                                         VOTE 31

SCIENCE AND TECHNOLOGY

--------------------------------------------------------------------------------
                                     2006/07            2007/08       2008/09
R THOUSAND                      TO BE APPROPRIATED
--------------------------------------------------------------------------------
MTEF ALLOCATIONS                    2 614 093         2 908 479      3 250 497
   OF WHICH:
   Current payments                   180 770           186 657        196 763
   Transfers and subsidies          2 299 469         2 720 924      3 052 787
   Payments for capital assets        133 854               898            946
--------------------------------------------------------------------------------
STATUTORY AMOUNTS                          --                --            --
--------------------------------------------------------------------------------
Executive authority            Minister of Science and Technology
Accounting officer             Director-General of Science and Technology
--------------------------------------------------------------------------------

AIM

The Department of Science and Technology seeks to realise the full potential of science and technology in social and economic development, through the development of human resources, research and innovation.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide core support services, including finance, human resources, legal services and IT. Manage the governance and reporting system for government-funded science and technology in general and the department's institutions and programmes in particular.

PROGRAMME 2: SCIENCE AND TECHNOLOGY EXPERT SERVICES

Provide expert content-based services to the line programmes, the executive committee and the national system of innovation across a range of science and technology domains. Provide research and innovation management practice, policy inputs and evaluation.

PROGRAMME 3: INTERNATIONAL CO-OPERATION AND RESOURCES

Develop bilateral and multilateral co-operation in science and technology to strengthen the national system of innovation. Establish technological intelligence capacity to monitor and evaluate international science and technology trends.

PROGRAMME 4: FRONTIER SCIENCE AND TECHNOLOGY

Provide leadership for relevant, long-term and cross-cutting research, development, innovation and human capital development across the national system of innovation.

PROGRAMME 5: GOVERNMENT SECTORAL PROGRAMMES AND CO-ORDINATION

Provide leadership and support to other government departments for sector-specific research, development and technology, and directed human capital programmes.

                                                                             725

2006 Estimates of National Expenditure

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

Scientific discoveries, which frequently lead to new, marketable technologies, are key long-term drivers of economic development. The concomitant positive socioeconomic effects are an incentive for public and private investment in science and technology. Because of its distinct mandate, the Department of
Science and Technology moved away from the social services to the economic services cluster and became a separate department in 2004. With its predecessor, the Department of Arts, Culture, Science and Technology, the department set up key enabling policies which form the basis for the sector-specific strategies in biotechnology, advanced manufacturing technology and IT. It continues to develop strategies in new areas of knowledge and technology such as indigenous knowledge, nanotechnology, astronomy and intellectual property derived from publicly funded research.

A new strategic management framework

The new governance framework for the state-owned part of South Africa's science and technology system gives the Department of Science and Technology the role of developing emerging areas of science and technology, as well as supporting sister government departments in more mature areas. This new framework as well as the change in approach to the publicly funded portion of South Africa's science and technology system have led to a number of concrete organisational and operational changes, evident in the different programmes.

Dealing with challenges

The department and the innovation environment face many challenges, including the fragmented governance structures of research institutions and the lack of human resources development in the area of science and technology. The institutions need to replenish the stock of knowledge upon which their success in serving industry and government has historically been based. Research chairs in strategic areas are to be set up in South African universities, and scientific infrastructure such as scientific laboratories and information technology equipment is to be renewed and extended. Human resources for science and technology remain a critical challenge and the basic constraint is still the quantity and quality of students entering higher education programmes. Bringing large numbers of much younger researchers into the system and ensuring that they develop viable research careers is a key focus of the department. Insufficient attention has been paid to engineering and technical skills that underpin economic growth, and this will be a key planning focus in the years ahead.

Other interventions

The department's other interventions include the establishment of new innovation and technology transfer institutions, which could result in high quality job creation. To foster innovation, the Innovation Fund was maintained while the eventual goal of the department is to achieve research and development-based commercial successes. Over the 2006 medium-term expenditure framework (MTEF)
period, higher priority will also be given to the social impact programme and technology to promote poverty reduction.

Funding and international linkages

The department wants to see that South Africa is keeping abreast of other developing countries' levels of investment in science and technology. Its intermediate goal is for 1 per cent of the country's GDP to be dedicated to research and development and it aims to achieve this by 2008/09. Government funding to the Department of Science and Technology for research and development increases by R1,2 billion over the MTEF, largely to fund core science and technology infrastructure, such as the Centre for High Performance Computing, nanotechnology characterisation centres, and astronomy and space science.

                                                 Vote 31: Science and Technology

By 2001/02, foreign funding in South African research and development had grown to 6 per cent from a zero base in 1994 and by 2003/04 foreign funding stood at
10 per cent of total funding. There is a burgeoning of bilateral and multilateral activity linking South Africa with science and technology systems internationally. The breakthroughs include South Africa's increased participation in the EU's sixth framework programme and in the New Partnership for Africa's Development (Nepad), South Africa drove the development of a continent-wide plan of action. The astronomy geographic advantage programme established South Africa as a provider of world-class ground-based observation facilities. Developments such as the South African Large Telescope (SALT) and a new astronomy project, the Karoo Array Telescope (KAT), will demonstrate South
Africa's engineering competence and improve its chances of hosting the Square
Kilometre Array. The global scientific community and leading technology businesses are the major direct users and beneficiaries of these types of investment. As a result, there is a significant opportunity for South Africa to increase its participation in global knowledge-intensive businesses and programmes.

Expert service

Pooling the department's core content and research management expertise will result in a flexible and responsive science and technology expert service. The objective of the Science and Technology Expert Services programme is to provide the expertise and resource base to deliver on the national system of innovation
(NSI) initiatives, as well as support leadership and governance functions. The aim is to improve the department's strategic capacity to place science and technology human resources and direct innovation potential in new areas of science and technology and across existing sectors, in partnership with other government departments and the private sector. The underlying principle is that the global nature of science and technology gets appropriately applied locally.

EXPENDITURE ESTIMATES

TABLE 31.1 SCIENCE AND TECHNOLOGY

------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                               ADJUSTED   REVISED
                                         AUDITED OUTCOME           APPROPRIATION  ESTIMATE    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  --------------------------------------------------------------------------------------------
R thousand                        2002/03    2003/04    2004/05            2005/06            2006/07      2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------------

1.   Administration                47 153     57 873     62 558           74 098   100 028    211 582       82 657      87 208
2.   Science and                   41 579     33 487     41 416           38 283    38 283     51 556       54 581      57 510
     Technology
     Expert Services
3.   International Co-             30 512     40 508     46 170           83 165    83 165    131 946      146 921     176 969
     operation and
     Resources
4.   Frontier Science             875 148  1 064 822  1 170 201        1 384 585 1 383 655  1 633 037    1 978 957   2 231 662
     and Technology
5.   Government                   107 054    194 892    312 532          464 324   439 324    585 972      645 363     697 149
     Sectoral
     Programmes and
     Co-ordination
------------------------------------------------------------------------------------------------------------------------------
TOTAL                           1 101 446  1 391 582  1 632 877        2 044 455 2 044 455  2 614 093    2 908 479   3 250 497
------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                            57 816    57 816    430 701      467 919     678 146
------------------------------------------------------------------------------------------------------------------------------

                                                                             727

2006 Estimates of National Expenditure

TABLE 31.1 SCIENCE AND TECHNOLOGY (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------
                                                                        ADJUSTED   REVISED
                                         AUDITED OUTCOME           APPROPRIATION  ESTIMATE    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  --------------------------------------------------------------------------------------------
R thousand                        2002/03    2003/04    2004/05            2005/06            2006/07      2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                   79 667    105 573    127 140          164 156   164 156    180 770      186 657     196 763
                                ----------------------------------------------------------------------------------------------
Compensation of                    31 756     45 710     58 204           80 196    80 196     93 107       97 453     102 663
employees
Goods and services                 47 904     59 863     68 728           83 960    83 960     87 663       89 204      94 100
of which:
Communication                       3 229      4 048      4 459            5 216     5 216      5 544        5 644       5 957
Computer Services                   2 675      2 817      2 965            3 121     3 121      3 309        3 507       3 696
Consultants, contractors            9 684     12 144     12 867           21 476    21 476     21 739       22 123      23 327
and special services
Inventory                           5 612      5 907      6 219            6 546     6 546      6 940        7 356       7 753
Maintenance repair and                146        153        161              169       169        178          189         199
running cost
Operating leases                    2 204      2 465      5 107            2 996     2 996      3 195        3 442       3 697
Travel and subsistence             12 450     15 613     15 346           20 116    20 116     21 397       21 706      22 878
Other                              11 904     16 716     21 604           24 320    24 320     25 362       25 238      26 593
Financial transactions in               7         --        208               --        --         --           --          --
assets and liabilities
                                ----------------------------------------------------------------------------------------------
TRANSFERS AND                   1 017 478  1 282 827  1 497 448        1 879 494 1 854 494  2 299 469    2 720 924   3 052 787
SUBSIDIES
                                ----------------------------------------------------------------------------------------------
Provinces and                         106        139      6 732              229       229         26           --          --
municipalities
Departmental agencies             614 254    748 769    712 761          940 340   940 340  1 221 549    1 432 127   1 575 444
and accounts
Universities and                       --         --     16 289           22 036    22 036         --           --          --
technikons
Public corporations and           302 751    334 554    489 201          479 166   479 166    483 194      507 352     534 749
private enterprises
Foreign governments                    --         --         11               --        --         --           --          --
and international
organisations
Non-profit institutions           100 367    199 365    263 526          202 898   202 898    594 700      781 445     942 594
Households                             --         --      8 928          234 825   209 825         --           --          --
                                ----------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL                4 301      3 182      8 289              805    25 805    133 854          898         946
ASSETS
                                ----------------------------------------------------------------------------------------------
Buildings and other                    --         --         --               --        --    133 000           --          --
fixed structures
Machinery and                       4 301      3 182      8 289              805    25 805        854          898         946
equipment
                                ----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
TOTAL                           1 101 446  1 391 582  1 632 877        2 044 455 2 044 455  2 614 093    2 908 479   3 250 497
------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure showed strong growth, increasing at an average annual rate of 22,9 per cent from R1,1 billion in 2002/03 to R2 billion in 2005/06. Expenditure is expected to continue its rapid increase over the MTEF, to reach R3,3 billion in
2008/09 at a growth rate of 16,7 per cent. These increases are largely for science and technology infrastructure.

The additional allocations set out by the 2006 Budget, of R428 million in
2006/07, R465 million in 2007/08 and R675 million in 2008/09, are for a new head office, science and technology infrastructure, the international leveraging fund, and VAT adjustments to several public entities.

An additional R750 million was added to the baseline of the department's budget over the period 2003/04 to 2005/06 in response to the imperatives of the national research and development strategy.

The International Co-operation and Resources programme has new and additional resources for international co-operation amounting to R42,5 million in 2006/07 and rising to R78,5 million in

                                                 Vote 31: Science and Technology

2008/09. This is intended to benefit South African public research institutions that work in this sphere and stimulate inward investment in R&D capacity by large multinationals.

The Frontier Science and Technology programme will receive R132 million of new and additional funding in 2006/07, which rises to R412 million in the outer years of the MTEF. These programmes will benefit the research and academic community with new modern research facilities and infrastructure.

The first phase of implementing the South African National Research Network
(SANReN) will begin in 2006/07, with total funding of R178 million over the
MTEF. This will develop South Africa's Internet 2 infrastructure for its public research and innovation communities, and will also strengthen their global and regional links.

Furthermore, the astronomy geographic advantage programme receives R8 million in
2006/07, rising to R127,6 million in 2008/09. This will have placed South Africa on an equivalent footing with Chile as a provider of world-class observational facilities for ground-based observations in all wavelengths.

SCIENCE AND TECHNOLOGY ACTIVITIES

In collaboration with National Treasury, the Department of Science and
Technology has structured a framework for reporting, across government, on science and technology expenditure. This framework includes a survey instrument with internationally benchmarked definitions on science and technology activities. In the future, it will allow science and technology expenditure reporting by all government departments to be integrated into ENE reports. Then the department will be in a position to analyse expenditure across government and give a comprehensive view of it.

The Department of Science and Technology's appropriations are guided by the 2002 national research and development strategy, with a new focus on cross-cutting and cutting edge science and technology activities. The activities funded by the department, according to the classifications in the National Treasury guidelines, are set out below.

Scientific and technological services

o   Payments to consultants, contracts and special services are for studies on policy, research and development plans in different science programmes. In addition, work done by the Human Sciences Research Council, the National
    Advisory Council on Innovation, and the Academy of Science of South Africa
    falls under this classification.

o   S&T services for dissemination of S&T documentation and factual data includes expenditure on global science activities, such as the products of the Global Earth Observation System of Systems.

o   Human Sciences Research Council transfer is used to support policy analysis and research. The earmarked funding to conduct the research and development survey and new funding for indicators is also included here.

o   Scientific and technological collections includes expenditure on biological collections, such as the National Public Good Assets Fund at the
    Agricultural Research Council and the National Zoological Gardens.

o   Technology transfer services includes funding appropriations to technology transfer programmes for poverty alleviation and sustainable livelihoods where there is no significant design, research or innovation involved.

                                                                             729

2006 Estimates of National Expenditure

Scientific and technical education and training

The department's scientific and technical education and training (STET)
expenditure is channelled through programme and agency subsidies.

o   STET programmes includes transfers to external programmes which do not form part of a grant or subsidy to an institution. These programmes provide vehicles for developing Masters level researchers, young scientists and technologists in pre-PhD or career enhancement programmes other than PhD or post-doctoral fellowships, such as Science for Youth and advanced science and technology learnerships.

o   STET type transfers to agencies will in future include the parliamentary grant to the National Research Foundation for bursaries.

Scientific and technological innovation

o   Technology diffusion programmes funds technology programmes where a new product is researched, including the incubators.

o   Science platforms funds grants for research activities and funds big science programmes.

o   Cross-cutting science and technology activities funds activities that will have an impact on more than one sector, including emerging technologies.

o   Transfer funding to the National Research Foundation supports research at universities and national facilities, and funds research chairs, centres of excellence, pebble bed modular human capital, and science and technology research equipment.

o   Public institutions funds institutions, such as the Council for Scientific and Industrial Research, which primarily do research and development.

SUMMARY OF EXPENDITURE ON SCIENCE AND TECHNOLOGY ACTIVITIES
----------------------------------------------------------------------------------------------
R thousand                                                      2006/07    2007/08    2008/09
----------------------------------------------------------------------------------------------

Scientific and Technological Services (STS)                     457 185    510 865    582 077
Scientific, Technological & Educational Training (STET)          26 000     28 300     29 828
Scientific and Technological Innovation (STI)                 1 814 424  2 182 197  2 441 284
----------------------------------------------------------------------------------------------
TOTAL FOR SCIENCE AND TECHNOLOGY ACTIVITIES (STAS)            2 291 609  2 715 062  3 046 549
----------------------------------------------------------------------------------------------

PUBLIC ORGANIZATIONS THAT UNDERTAKE SCIENCE AND TECHNOLOGY ACTIVITIES
----------------------------------------------------------------------------------------------
R thousand                                                      2006/07    2007/08    2008/09
----------------------------------------------------------------------------------------------

National Advisory Council on Innovation (NACI)                    8 722      9 158      9 653
Academy of Science of South Africa (ASSAf)                        3 000      3 150      3 320
Africa Institute of South Africa (AISA)                          21 954     23 030     24 249
Human Science Research Council (HSRC)                           119 873    129 949    136 706
National Research Foundation (NRF)                              594 671    630 394    663 480
Council for Scientific and Industrial Research (CSIR)           483 194    507 352    534 749
South African National Energy Research Institute (SANERI)        40 000     42 000     44 268
----------------------------------------------------------------------------------------------
TOTAL                                                         1 271 334  1 345 033  1 416 425
----------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS

Departmental receipts are mainly miscellaneous items such as debt repayments and private telephone calls. All receipts are deposited into the National Revenue
Fund.

                                                 Vote 31: Science and Technology

TABLE 31.2 DEPARTMENTAL RECEIPTS

-------------------------------------------------------------------------------------------------------------------
                                                                       ADJUSTED
                                        AUDITED OUTCOME           APPROPRIATION      MEDIUM-TERM RECEIPTS ESTIMATE
                                  ---------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05           2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                  10       270       302                50        1 057         63         70
                                  ---------------------------------------------------------------------------------
Sales of goods and services             6        40        17                44           50         55         61
produced by department
Sales of capital assets                --        --        --                --        1 000         --         --
Financial transactions in               4       230       285                 6            7          8          9
assets and liabilities
                                  ---------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL                                  10       270       302                50        1 057         63         70
-------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services. It also ensures that funded organisations comply with good corporate governance practices and are aligned with the strategic focus of the national system of innovation, and monitors and evaluates the science councils. The new Property Management subprogramme is for functions and funds which have been devolved from the Department of Public
Works.

EXPENDITURE ESTIMATES

TABLE 31.3 ADMINISTRATION

-------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                           ADJUSTED
                                        AUDITED OUTCOME           APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ---------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05           2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------

Minister (1)                          685       746       813               836          888        935        981
Deputy Minister (2)                 1 024       607       780               680          721        760        798
Management                          5 757     3 808     5 840             3 912        4 970      5 233      5 491
Corporate Services                 36 593    49 300    51 337            63 629      199 028     69 371     73 167
Governance                          1 300     1 378     1 461             2 522        3 273      3 439      3 625
Property Management                 1 794     2 034     2 327             2 519        2 702      2 919      3 146
-------------------------------------------------------------------------------------------------------------------
TOTAL                              47 153    57 873    62 558            74 098      211 582     82 657     87 208
-------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                            5 262      138 609      6 001      6 412
-------------------------------------------------------------------------------------------------------------------

1   Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

2   Payable as from 1 April 2005. Salary: R 544 123. Car allowance: R 136 030.

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS                   44 320    55 612    55 391            72 366       76 823     80 806     85 247
                                  ---------------------------------------------------------------------------------
Compensation of employees          21 125    26 295    24 182            35 726       40 869     42 797     45 108
Goods and services                 23 188    29 317    31 002            36 640       35 954     38 009     40 139
of which:
Communication                       1 498     1 910     2 246             2 291        2 429      2 550      2 688
Computer Services                   1 424     1 499     1 578             1 661        1 761      1 866      1 967
Consultants, contractors and        4 493     5 729     6 739             8 566        8 764      9 216      9 723
special services
Inventory                           2 072     2 181     2 296             2 417        2 562      2 716      2 862
Maintenance repair and                 21        22        23                24           25         27         28
running cost
Operating leases                    1 989     2 239     4 870             2 746        2 930      3 161      3 401
Travel and subsistence              5 776     7 366     7 445             8 837        9 369      9 837     10 368
Other                               5 915     8 371     5 805            10 098        8 114      8 636      9 102
Financial transactions in               7        --       207                --           --         --         --
assets and liabilities
-------------------------------------------------------------------------------------------------------------------

                                                                             731

2006 Estimates of National Expenditure

TABLE 31.3 ADMINISTRATION (CONTINUED)

-------------------------------------------------------------------------------------------------------------------
                                                                       ADJUSTED
                                       AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ---------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05           2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES(1)             70        88        83             1 432        1 441      1 517      1 608
                                  ---------------------------------------------------------------------------------
Provinces and municipalities           70        88        83                82           10         --         --
Non-profit institutions                --        --        --             1 350        1 431      1 517      1 608
                                  ---------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL                2 763     2 173     7 084               300      133 318        334        352
ASSETS
                                  ---------------------------------------------------------------------------------
Buildings and other fixed              --        --        --                --      133 000         --         --
structures
Machinery and equipment             2 763     2 173     7 084               300          318        334        352
                                  ---------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL                              47 153    57 873    62 558            74 098      211 582     82 657     87 208
-------------------------------------------------------------------------------------------------------------------

1.  Where the name of an entity is not specified, transfer payments are being made to various institutions DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
-------------------------------------------------------------------------------------------------------------------

NON-PROFIT INSTITUTIONS
CURRENT                                --        --        --             1 350        1 431      1 517      1 608
                                  ---------------------------------------------------------------------------------
Technology Top 100                     --        --        --             1 350        1 431      1 517      1 608
                                  ---------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL                                  70        88        83             1 432        1 441      1 517      1 608
-------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure over 2002/03 to 2005/06 increased rapidly, from R47,2 million to
R74,1 million, at an average annual rate of 16,3 per cent. This was mainly due to the development of administrative capacity and the expansion of the functions the department performs, such as frontier science and technology programmes, science programmes and centres of excellence.

Expenditure over the 2006 MTEF is expected to rise at a slower rate of 5,6 per cent, to reach R87,2 million in 2008/09. The main driver for expenditure during this period is the science and technology infrastructure spending. The sharp increase in 2006/07 is due to the allocation of R133 million for a new head office. In addition, over the 2006 MTEF, expenditure is affected by the additional allocations from the devolution of the Departments of Public Works'
funds.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Science and Technology received the following amounts: R2,7 million in 2006/07,
R2,9 million in 2007/08 and R3,1 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: SCIENCE AND TECHNOLOGY EXPERT SERVICES

The role of the Science and Technology Expert Services programme is to provide expert services in science and technology policy, implementation, monitoring and reviewing initiatives.

There are two subprogrammes:

o   Expert Services provides content-based services to the line programmes, carries out initiatives commissioned by the executive committee, and deals with ad hoc requests. It maintains a set of core skills in the department, while using a network of specialists and service providers to complement and improve its core competences. This subprogramme will undertake the mainstreaming of the indigenous knowledge systems strategy.

o   National Advisory Council on Innovation provides policy advice to the
    Minister of Science and Technology on the role and contribution of innovation in promoting and achieving national objectives.

                                                 Vote 31: Science and Technology

EXPENDITURE ESTIMATES

TABLE 31.4 SCIENCE AND TECHNOLOGY EXPERT SERVICES

-------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                           ADJUSTED
                                        AUDITED OUTCOME           APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ---------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05           2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------

Expert Services                    41 579    28 029    34 916            30 055       42 834     45 423     47 857
National Advisory Council on           --     5 458     6 500             8 228        8 722      9 158      9 653
Innovation
-------------------------------------------------------------------------------------------------------------------
TOTAL                              41 579    33 487    41 416            38 283       51 556     54 581     57 510
-------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                           (2 743)       7 092      6 918      7 273
-------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                   17 015    21 385    32 746            33 922       41 087     42 825     45 138
                                  ---------------------------------------------------------------------------------
Compensation of employees           4 872     7 966    16 421            21 120       25 387     26 507     27 938
Goods and services                 12 143    13 419    16 325            12 802       15 700     16 318     17 199
of which:
Communication                       1 144     1 110     1 133             1 193        1 265      1 340      1 421
Computer Services                     231       244       257               270          286        303        320
Consultants, contractors and        2 550     2 818     2 378             1 205        1 379      1 507      1 588
special services
Inventory                           1 629     1 715     1 805             1 900        2 014      2 135      2 250
Maintenance repair and                  9         9        10                10           11         11         12
running cost
Operating leases                       86        90        95               100          106        112        118
Travel and subsistence              3 279     3 623     3 058             3 477        3 701      3 866      4 075
Other                               3 215     3 811     7 590             4 647        6 939      7 043      7 415
                                  ---------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES(1)         23 868    11 741     8 438             4 161       10 257     11 533     12 137
                                  ---------------------------------------------------------------------------------
Provinces and municipalities           17        26        39                77            8         --         --
Departmental agencies and          10 000        --        --                --           --         --         --
accounts
Universities and technikons            --        --        --               130           --         --         --
Non-profit institutions            13 851    11 715     8 399             3 954       10 249     11 533     12 137
                                  ---------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           696       361       232               200          212        223        235
                                  ---------------------------------------------------------------------------------
Machinery and equipment               696       361       232               200          212        223        235
                                  ---------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL                              41 579    33 487    41 416            38 283       51 556     54 581     57 510
-------------------------------------------------------------------------------------------------------------------

1.  Where the name of an entity is not specified, transfer payments are being made to various institutions

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
-------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CAPITAL                            10 000        --        --                --           --         --         --
                                  ---------------------------------------------------------------------------------
Grant-In-Aid to Various            10 000        --        --                --           --         --         --
Institutions
                                  ---------------------------------------------------------------------------------
UNIVERSITIES AND TECHNIKONS
CURRENT                                --        --        --               130           --         --         --
                                  ---------------------------------------------------------------------------------
Grant-In-Aid to Various                --        --        --               130           --         --         --
Institutions
                                  ---------------------------------------------------------------------------------
NON-PROFIT INSTITUTIONS
CURRENT                            13 851    11 715     8 399             3 954       10 249     11 533     12 137
                                  ---------------------------------------------------------------------------------
Academies                           1 350     2 290     2 500             2 500        3 000      3 150      3 320
Institutional and Programme        12 501     9 425     5 899             1 454        2 249      3 383      3 547
Support
Indigenous Knowledge                   --        --        --                --        5 000      5 000      5 270
Systems
                                  ---------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL                              23 868    11 741     8 438             4 161       10 257     11 533     12 137
-------------------------------------------------------------------------------------------------------------------

                                                                             733

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure has decreased at an average annual rate of 2,7 per cent, from R41,6 million in 2002/03 to R38,3 million in 2005/06. Spending on expert services decreased due to less funds transferred to non-profit institutions. However, these transfers will increase from 2006/07 going forward.

Over the 2006 MTEF, expenditure grows at a much higher rate of 14,5 per cent and is expected to reach R57,5 million by 2008/09. The increase is mainly due to the increased provision of expert support services.

The allocations to the National Advisory Council on Innovation increase over the
2006 MTEF, from R8,2 million in 2005/06 to R9,7 million in 2008/09.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The programme has made progress in areas of research and development that target specific economic sectors, in support of government's growth strategy. These include:

o   The hydrogen economy initiative and the nanotechnology strategy - approved by Cabinet as two key frontier programmes driven by the department

o   The Fablab facility on the innovation hub, which has given concrete expression to the second phase of the advanced manufacturing technology strategy.

Energy

The pebble bed modular reactor (PBMR) human capital, research and innovation frontier programme and the South African National Energy Research Institute are
making good progress with implementation.

Innovation studies

The National Advisory Council on Innovation completed key studies on: science and technology resources in the higher education system; the mobility of science and technology workers internationally and across science areas; and research and development indicators.

Publications

The Academy of Science of South Africa has taken over the publication of the
South African Journal of Science, whose impact as a national journal has improved. The academy also further developed Quest, a general science periodical aimed at scientifically literate readers.

SELECTED MEDIUM-TERM OUTPUT TARGETS

SCIENCE AND TECHNOLOGY EXPERT SERVICES

MEASURABLE OBJECTIVE: Deliver required outcomes within the strategic themes and portfolio of the department to give effect to the strategy and mandate of the national system of innovation.

---------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME        OUTPUT                               MEASURE/INDICATOR                     TARGET
---------------------------------------------------------------------------------------------------------------------------

Expert Services     Provide analytical support and       Policy responses, speeches, and       Response within timelines to
                    services according to briefs set     briefing notes provided timeously     all three line programmes
                    by political principals and
                    department's executive
---------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: INTERNATIONAL CO-OPERATION AND RESOURCES

The International Co-operation and Resources programme develops and services bilateral and multilateral relationships and agreements in science and technology to strengthen the national

                                                 Vote 31: Science and Technology

system of innovation and enable a flow of knowledge, capacity and resources into
South Africa and Africa.

There are three subprogrammes:

o   Multilaterals and Africa co-ordinates and manages South Africa's participation in international science and technology platforms at sub-regional (Southern African Development Community), continental and global levels. Financial support is provided to the Africa Institute of
    South Africa and to various institutions in support of international science programmes.

o   International Resources provides help in accessing international resources for science and technology through leveraging strategic international partnerships, supporting participation in competitive international funding programmes, promoting foreign investment, locating global scientific infrastructure in South Africa, and developing a strategic international technology information capacity.

o   Bilateral Co-operation ensures that South Africa is a priority destination for science and technology through facilitating collaborative activities with countries beyond Africa and leveraging resources in support of the national system of innovation.

EXPENDITURE ESTIMATES

TABLE 31.5 INTERNATIONAL CO-OPERATION AND RESOURCES

-------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                           ADJUSTED
                                        AUDITED OUTCOME           APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ---------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05           2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------

Multilaterals and Africa           24 418    27 554    28 954            40 852       84 763     97 378    124 750
International Resources                --     4 864     8 715            26 305       29 791     31 281     32 970
Bilateral Co-operation              6 094     8 090     8 501            16 008       17 392     18 262     19 248
-------------------------------------------------------------------------------------------------------------------
TOTAL                              30 512    40 508    46 170            83 165      131 946    146 921    176 969
-------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                              454       42 454     53 454     78 454
-------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                    9 371    20 474    24 320            35 901       40 400     39 637     41 725
                                  ---------------------------------------------------------------------------------
Compensation of employees           3 001     7 899    10 361            13 500       16 410     17 186     18 061
Goods and services                  6 370    12 575    13 959            22 401       23 990     22 451     23 664
of which:
Communication                         446       880       924             1 568        1 677      1 569      1 654
Computer Services                     527       555       584               615          652        691        728
Consultants, contractors and        1 338     2 641     2 773             4 704        5 030      4 706      4 960
special services
Inventory                           1 602     1 687     1 776             1 869        1 981      2 100      2 213
Maintenance repair and running
cost                                  114       120       126               133          141        149        158
Operating leases                      129       135       143               150          159        169        178
Travel and subsistence              1 720     3 395     3 565             6 048        6 468      6 051      6 378
Other                                 494     3 162     4 068             7 314        7 882      7 016      7 395
                                  ---------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES(1)         20 678    19 625    21 326            47 134       91 408    107 138    135 090
                                  ---------------------------------------------------------------------------------
Provinces and municipalities           10        11        25                36            3         --         --
Departmental agencies and
accounts                            8 981    11 713    16 325            25 119       21 954     23 030     24 249
Universities and technikons            --        --        --               726           --         --         --
Public corporations and                --        --        --               619           --         --         --
private enterprises
Foreign governments and                --        --        11                --           --         --         --
international organisations
Non-profit institutions            11 687     7 901     4 965            20 634       69 451     84 108    110 840
                                  ---------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           463       409       524               130          138        146        154
                                  ---------------------------------------------------------------------------------
Machinery and equipment               463       409       524               130          138        146        154
                                  ---------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL                              30 512    40 508    46 170            83 165      131 946    146 921    176 969
-------------------------------------------------------------------------------------------------------------------

1.  Where the name of an entity is not specified, transfer payments are being made to various institutions

                                                                             735

2006 Estimates of National Expenditure

TABLE 31.5 INTERNATIONAL CO-OPERATION AND RESOURCES (CONTINUED)

-------------------------------------------------------------------------------------------------------------------
                                                                       ADJUSTED
                                        AUDITED OUTCOME           APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ---------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05           2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
DEPARTMENTAL AGENCIES AND
ACCOUNTS
PUBLIC ENTITIES
CURRENT                             8 981    11 713    16 325            25 119       21 954     23 030     24 249
                                  ---------------------------------------------------------------------------------
Africa Institute of South
Africa                              8 981    11 713    16 325            18 968       21 954     23 030     24 249
Global Science                         --        --        --             6 151           --         --         --
                                  ---------------------------------------------------------------------------------
UNIVERSITIES AND TECHNIKONS
CURRENT                                --        --        --               726           --         --         --
                                  ---------------------------------------------------------------------------------
Global Science                         --        --        --               726           --         --         --
                                  ---------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND
PRIVATE ENTERPRISES
PUBLIC CORPORATIONS
CURRENT                                --        --        --               619           --         --         --
                                  ---------------------------------------------------------------------------------
Global Science                         --        --        --               619           --         --         --
                                  ---------------------------------------------------------------------------------
FOREIGN GOVERNMENTS AND
INTERNATIONAL ORGANISATIONS
CURRENT                                --        --        11                --           --         --         --
                                  ---------------------------------------------------------------------------------
Global Science                         --        --        11                --           --         --         --
                                  ---------------------------------------------------------------------------------
NON-PROFIT INSTITUTIONS
CURRENT                            11 687     7 901     4 965            20 634       69 451     84 108    110 840
                                  ---------------------------------------------------------------------------------
Global Science                     11 687     7 901     4 965            20 634       69 451     84 108    110 840
                                  ---------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL                              20 678    19 625    21 326            47 134       91 408    107 138    135 090
-------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increases rapidly over the seven-year period, rising from R30,5 million in 2002/03 to an expected R1 77 million in 2008/09, at a rate of 34 per cent. The increases are for transfer payments to various institutions in support of international science programmes, and for leveraging international resources through matched payments. The sharp increases in this programme are due to an increase in international science co-operation and more bilateral arrangements made.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Significant achievements include over 400 research and development projects from
38 bilateral arrangements and the promotion of human capital development projects to address social development issues and institutional capacity building, especially at historically disadvantaged institutions. Policy discussions with a view to strengthening the South African national innovation system have also taken place in the trilateral consortium between India, Brazil and South Africa (IBSA). Other strategic initiatives include a co-operation programme on innovation systems with the government of Finland and a pre-feasibility exercise on the viability of enhanced EU development co-operation support for South African science and technology.

European Union

During 2005, the department established the European-South African Science and
Technology Advancement Programme (ESASTAP) with the support of the European
Union to promote improved South African participation in the EU's framework programmes for research and other funding instruments. This programme positions
South Africa well for the seventh framework programme to be launched in 2006.

                                                 Vote 31: Science and Technology

Group on Earth Observations

The Global Earth Observation System of Systems (GEOSS) was articulated by the UN
Millennium Declaration and the 2002 World Summit on Sustainable Development.
South Africa was re-elected as one of the four co-chairs of the Group on Earth
Observations (GEO). South Africa was instrumental in contributing to the successful outcome of the Ottawa negotiations, which resulted in the GEO members reaching agreement on the draft 10-year plan, for adoption at the Third Earth
Observation Summit. South Africa's leadership role in the GEO will continue to enable the country to be a leader in advancing international co-operation in GEO in support of the global sustainable development agenda, as envisioned at the
World Summit on Sustainable Development.

Global partnerships unit

The newly established global partnerships unit will promote South Africa as a preferred destination for the location of global scientific infrastructures.

Regional and international co-operation

The department's participation in the Organisation for Economic Co-operation and
Development committee for scientific and technological policy has significantly increased over the last few years, and it continues to play a significant role in UN organisations.

As the inaugural chair of the African Minister's Council on Science and
Technology, South Africa led the development of the consolidated plan of action for science and technology, and science and technology's increased profile led
SADC ministers to recommend the creation of a SADC science and technology desk.
South Africa's bilateral strategic engagement with Africa is being intensified through science agreements with Algeria, Kenya, Namibia, Botswana, Lesotho and
Senegal.

SELECTED MEDIUM-TERM OUTPUT TARGETS

INTERNATIONAL CO-OPERATION AND RESOURCES

MEASURABLE OBJECTIVE: Increase flows of scientific knowledge and resources to
South Africa by participating in joint programmes.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME               OUTPUT                               MEASURE/INDICATOR                    TARGET
------------------------------------------------------------------------------------------------------------------------------------

Multilaterals and Africa   African and multilateral co-         Number of new bilateral programmes   Programmes in at least 2 more
                           operation on science and                                                  countries
                           technology
                                                                Number of Nepad flagship science     All 12 programmes
                                                                and technology programmes South
                                                                African institutes participate in

                                                                Formal bid for 3rd International     By 2006/07
                                                                Centre for Genetic Engineering and
                                                                Biotechnology component centre
                                                                submitted
------------------------------------------------------------------------------------------------------------------------------------
International Resources    Flow of international resources to   Percentage increase in current       50%
                           science and technology in South      level of international funding won
                           Africa and Africa                    through leveraging and
                                                                participation
------------------------------------------------------------------------------------------------------------------------------------
Bilateral Co-operation     Country-to-country co-operation in   Co-operative relationships           Remaining countries of the new
                           science and technology outside       extended to target countries         10 of the EU, and Latin America
                           Africa                                                                    and Asia
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: FRONTIER SCIENCE AND TECHNOLOGY

The Frontier Science and Technology programme provides leadership in long-term and cross-cutting research, and human capital development in the national system of innovation.

There are two subprogrammes:

o   Frontier Programmes focuses on cross-cutting research, development and innovation that will help to make the national system of innovation a world-class science and technology resource.

                                                                             737

2006 Estimates of National Expenditure

    The programme focuses on harmonising activities in research, development and innovation in industry, academia and research institutions.

o   Human Capital focuses on developing and implementing national programmes aimed at the production of knowledge and the development of human capital.
    Focus areas include astronomy, human paleontology and indigenous knowledge systems. Future developments will include establishing research chairs in
    South African universities in strategic areas, as a human capital development endeavour, as well as renewing and extending South Africa's scientific infrastructure base.

EXPENDITURE ESTIMATES

TABLE 31.6 FRONTIER SCIENCE AND TECHNOLOGY

-------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                           ADJUSTED
                                         AUDITED OUTCOME          APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ----------------------------------------------------------------------------------
R thousand                        2002/03    2003/04    2004/05         2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------

Frontier Programmes               482 895    652 440    677 438         785 134      882 794  1 051 312  1 253 924
Human Capital                     392 253    412 382    492 763         599 451      750 243    927 645    977 738
-------------------------------------------------------------------------------------------------------------------
TOTAL                             875 148  1 064 822  1 170 201       1 384 585    1 633 037  1 978 957  2 231 662
-------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                           22 508      132 211    252 211    411 671
-------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                    4 640      3 602     10 110           8 693        7 108      7 466      7 870
                                 ----------------------------------------------------------------------------------
Compensation of employees           1 489      1 462      5 681           4 050        4 293      4 508      4 751
Goods and services                  3 151      2 140      4 428           4 643        2 815      2 958      3 118
of which:
Communication                          86         90         95             100          106        112        118
Consultants, contractors and          662        449        930           2 558          592        621        655
special services
Inventory                              80         84         88              93           99        104        110
Maintenance repair and running          1          1          1               1            1          1          1
cost
Travel and subsistence                851        578      1 196             718          761        799        842
Other                               1 471        938      2 118           1 173        1 256      1 320      1 392
Financial transactions in              --         --          1              --           --         --         --
assets and liabilities
                                 ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES(1)        870 318  1 061 138  1 159 804       1 375 892    1 625 929  1 971 491  2 223 793
                                 ----------------------------------------------------------------------------------
Provinces and municipalities            4          5         11              15            2         --         --
Departmental agencies and         510 734    583 600    480 200         636 298      804 864    951 212  1 060 029
accounts
Universities and technikons            --         --         --          20 430           --         --         --
Public corporations and           302 751    334 554    489 201         452 249      483 194    507 352    534 749
private enterprises
Non-profit institutions            56 829    142 979    190 392          97 780      337 869    512 927    629 015
Households                             --         --         --         169 120           --         --         --
                                 ----------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           190         82        287              --           --         --         --
                                 ----------------------------------------------------------------------------------
Machinery and equipment               190         82        287              --           --         --         --
                                 ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL                             875 148  1 064 822  1 170 201       1 384 585    1 633 037  1 978 957  2 231 662
-------------------------------------------------------------------------------------------------------------------

1.  Where the name of an entity is not specified, transfer payments are being made to various institutions

                                                 Vote 31: Science and Technology

TABLE 31.6 FRONTIER SCIENCE AND TECHNOLOGY (CONTINUED)

-------------------------------------------------------------------------------------------------------------------
                                                                       ADJUSTED
                                        AUDITED OUTCOME           APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ---------------------------------------------------------------------------------
R thousand                        2002/03    2003/04    2004/05         2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------

DETAILS OF TRANSFERS AND
SUBSIDIES:
DEPARTMENTAL AGENCIES AND
ACCOUNTS
PUBLIC ENTITIES
CURRENT                           494 346    576 759    476 200         632 058      754 864    901 212    948 923
                                 ----------------------------------------------------------------------------------
National Research Foundation      357 921    404 239    446 288         512 641      586 671    618 394    650 832
Centers of Excellence                  --     11 070      1 500          15 000           --         --         --
Frontier Science and
Technology                             --         --         --             170           --         --         --
Science Themes                         --         --         --           2 650           --         --         --
Innovation Fund                   136 425    161 450     28 412         101 597      128 193    132 818    139 990
Human Resource Development             --         --         --              --       40 000    150 000    158 100
                                 ----------------------------------------------------------------------------------
CAPITAL                            16 388      6 841      4 000           4 240       50 000     50 000    111 106
                                 ----------------------------------------------------------------------------------
Centres of Excellence               6 700         --         --              --           --         --         --
National Research Foundation        9 688      6 841      4 000           4 240           --         --         --
Research and Development               --         --         --              --       50 000     50 000    111 106
Infrastructure
                                 ----------------------------------------------------------------------------------
UNIVERSITIES AND TECHNIKONS
CURRENT                                --         --         --          20 430           --         --         --
                                 ----------------------------------------------------------------------------------
Biotechnology Strategy                 --         --         --             200           --         --         --
Frontier Science and
Technology                             --         --         --          20 200           --         --         --
Science Themes                         --         --         --              30           --         --         --
                                 ----------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PUBLIC CORPORATIONS
CURRENT                           302 751    334 554    489 201         452 249      483 194    507 352    534 749
                                 ----------------------------------------------------------------------------------
Council for Scientific and        297 751    323 014    348 326         431 649      483 194    507 352    534 749
Industrial Research
Human Resource Development             --         --         --           2 600           --         --         --
Biotechnology Strategy                 --         --    122 875              --           --         --         --
Council for Scientific and
Industrial                          5 000     11 540     18 000          18 000           --         --         --
Research: National Laser Centre
                                 ----------------------------------------------------------------------------------
NON-PROFIT INSTITUTIONS
CURRENT                            56 829    142 979    190 392          97 780      277 869    297 927    314 015
                                 ----------------------------------------------------------------------------------
Square Kilometer Array                 --         --         --           8 000        8 000     12 000     12 648
Frontier Science and
Technology                             --         --         --          36 630       40 700     44 300     46 692
Science Themes                      3 500     13 983     25 681           2 400       50 583     53 112     55 980
Science and Youth                  10 829      7 294     11 000              --       20 000     22 000     23 188
Biotechnology Strategy             41 850    116 001    143 711          40 750      158 586    166 515    175 507
Indigenous Knowledge System           650      5 701     10 000          10 000           --         --         --
                                 ----------------------------------------------------------------------------------
CAPITAL                                --         --         --              --       60 000    215 000    315 000
                                 ----------------------------------------------------------------------------------
Frontier Science and
Technology                             --         --         --              --       60 000    135 000    200 000
Square Kilometer Array                 --         --         --              --           --     80 000    115 000
                                -----------------------------------------------------------------------------------
HOUSEHOLDS
OTHER TRANSFERS
CURRENT                                --         --         --         159 120           --         --         --
                                 ----------------------------------------------------------------------------------
Science and Youth                      --         --         --          18 000           --         --         --
Science Themes                         --         --         --          19 670           --         --         --
Biotechnology Strategy                 --         --         --         114 050           --         --         --
Human Resource Development             --         --         --           7 400           --         --         --
                                 ----------------------------------------------------------------------------------
CAPITAL                                --         --         --          10 000           --         --         --
                                 ----------------------------------------------------------------------------------
Equipment Placement                    --         --         --          10 000           --         --         --
                                 ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL                             870 318  1 061 138  1 159 804       1 375 892    1 625 929  1 971 491  2 223 793
-------------------------------------------------------------------------------------------------------------------

                                                                             739

2006 Estimates of National Expenditure

EXPENDITURE TRENDS

Expenditure increased at an average annual rate of 16,5 per cent from R875 million in 2002/03 to R1,4 billion in 2005/06. The trend from 2006/07 shows steady growth of 16,5 per cent over the 2006 MTEF. The growth is mainly due to new and increased support for research and development infrastructure.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Space science and technology

Support for a project to develop a multispectral imaging technology by the
Innovation Fund has resulted in South Africa's developing the capability to design and manufacture world-class small satellites for earth observation. A school competition to name the first satellite aims to cultivate an interest in satellite science and technology.

High performance computing

Stakeholders gave their unanimous support to establishing the Centre for High
Performance Computing. The centre will be administered by the newly established
Meraka Institute at the Council for Scientific and Industrial Research. The open source software initiative is now part of the Meraka Institute.

Biotechnology strategy

A national bioinformatics network was set up, to address South Africa's shortage of human capacity in bioinformatics.

A programme for public understanding of biotechnology was established to provide a source of balanced, science-based information on biotechnology as well as a platform for public dialogue on biotechnology developments.

Innovation

Recent highlights from the Innovation Fund include the establishment of a zirconium plant for downstream zirconium products with associated value-added chemical lines. The locally developed orbital eye implants can become widely available at much more competitive prices than existing ones.

Indigenous knowledge

A national office on indigenous knowledge systems is being established as one of the priorities in the implementation of the indigenous knowledge systems policy.
Included in the mandate and activities of the national office are the development of a recording system, an aggressive public awareness programme, and the development of a national database on indigenous knowledge systems.

Human capital

In an effort to develop human resources in science, engineering and technology, research professional development and innovation post-doctoral fellowship programmes have been initiated.

The South African research chairs programme was recently developed to increase the number of highly qualified scientists, advance the frontiers of knowledge through focused research in

                                                 Vote 31: Science and Technology

identified fields or problem areas, advance transformation in the scientific community, increase the level of excellence in identified research areas, and increase the stock of world-class researchers nationally.

Centres of excellence

Centres of excellence are physical or virtual centres of research, which use existing capacity and resources to enable researchers to collaborate across disciplines and across institutions on long-term projects. Six centres were launched in 2004 and will be funded over a 10-year cycle. A seventh centre was established in 2005.

Youth and science

The draft Youth into Science strategy was developed in partnership with the
Department of Education in an attempt to consolidate a number of initiatives on feeder systems into the higher education sector.

National science and technology events create excitement in targeted science fields, especially among the youth. National Science Week is now an annual event.

Astronomy

In order to develop and consolidate South Africa's astronomy programme, the department is pursuing several projects including SKA (Square Kilometre Array),
KAT (Karoo Array Telescope) and SALT (Southern African Large Telescope). The
Southern African Large Telescope Inauguration Ceremony took place on 10 November
2005 at Sutherland. SALT is one of South Africa's flagship science projects.

Antarctica

The department formulated an Antarctic research strategy for South Africa, which guided funding for researchers and students in the South African National
Antarctica Programme.

Palaeontology

The Department of Science and Technology continues to fund research in palaeontology and related fields through the Palaeo-Anthropological Scientific
Trust (PAST). In order to strengthen and broaden research in this area a strategy to support palaeo-sciences through the African Origins Platform is being formulated with stakeholders.

Marine research

In partnership with the Department of Environmental Affairs and Tourism, South
Africa is acquiring a submersible for its marine research programme. The African coelacanth ecosystem programme will also benefit from the submersible.
Exploratory discussions on an integrated marine research programme continue with various stakeholders.

Physics

The department developed a comprehensive programme for the International Year of
Physics in 2005, targeting schools and universities and the broader public. The world conference on physics and sustainable development in Durban was successful, as was the launch of the South African Women in Physics programme.

                                                                             741

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

FRONTIER SCIENCE AND TECHNOLOGY

MEASURABLE OBJECTIVE: Build research, innovation and human capital programmes within the national system of innovation, effectively using the resources of the department. Develop public research institutions to make sure that South Africa has an evolving world-class science and technology portfolio.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME          OUTPUT                        MEASURE/INDICATOR                                    TARGET
------------------------------------------------------------------------------------------------------------------------------------

Frontier Programmes   Biotechnology strategy        Regional biotechnology instruments plans finalised   By June 2006

                                                    Documentation of all successful projects             By September 2006

                      Nanotechnology strategy       Implementation plan for nanotechnology strategy      By June 2006
                                                    developed

                                                    Number of demonstration projects funded              2 projects

                      Hydrogen economy innovation   Strategy approved by Cabinet                         By March 2007
                      strategy

                                                    Intergovernmental committee established              By June 2006

                                                    Fuel cell demonstration project initiated            By December 2006

                      Pebble bed modular reactor    Number of new chairs established                     3 new chairs by August 2006
                      programme

                      Space science                 Framework for space agency approved by Cabinet       By June 2006

                                                    Satellite technology roadmap developed               By September 2006

                      Research and development      Centre for high performance computing set up         By March 2007
                      infrastructure

                                                    Number of fully operational nanotechnology           At least 1 by January 2007
                                                    characterisation centres established
------------------------------------------------------------------------------------------------------------------------------------
Human Capital         The South African Research    Research chairs identified from proposals            By November 2006
                                                    submitted

                      Chairs Initiative             Number of chairs established                         20 chairs

                      Centres of excellence         Number of new centres of excellence established      3 more centres

                      Youth into Science strategy   Cabinet approval of final strategy                   By December 2006

                      Science, engineering and      Approval of the SET human capital strategy           March 2007
                      technology, (SET) human
                      capital strategy

                      Science missions and          Astronomy geographical advantage strategy approved   By October 2006
                      platforms                     by Cabinet

                                                    Palaeo-sciences research development plan            By July 2006
                                                    developed

                                                    Research equipment plan developed                    By June 2006
------------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: GOVERNMENT SECTORAL PROGRAMMES AND CO-ORDINATION

The Government Sectoral Programmes and Co-ordination programme aims to lead and give support to other government departments in sector-specific research and development, technology and human capital programmes.

There are three subprogrammes:

o   Science and Technology for Economic Impact leads and supports a number of strategic science and technology interventions requiring interdepartmental and government and industry co operation to achieve government's strategic economic growth and development objectives.

o   Science and Technology for Social Impact leads and supports a number of strategic science and technology interventions requiring interdepartmental co-operation for extending scientific research and technology to address identified priorities in different sectors and those expressed by the millennium development goals.

o   Sector Research and Development Planning/Co-ordination supports sector-based departments and institutions to develop five-year research and development plans. It also prepares an annual national science and technology expenditure plan aimed at providing a holistic view of government's total science and technology spending. The annual national science and technology expenditure plan will also improve decision-making on the deployment of all government funds allocated to research and development.

                                                 Vote 31: Science and Technology

EXPENDITURE ESTIMATES

TABLE 31.7 GOVERNMENT SECTORAL PROGRAMMES AND CO-ORDINATION

-------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                           ADJUSTED
                                        AUDITED OUTCOME           APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ---------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05           2005/06      2006/07    2007/08     008/09
-------------------------------------------------------------------------------------------------------------------

Science and Technology for         19 530    84 516   140 220           261 124      324 324    396 376    434 976
Economic Impact
Science and Technology for         83 957   102 230   168 066           199 503      257 139    244 253    257 183
Social Impact
Sector Research and                 3 567     8 146     4 246             3 697        4 509      4 734      4 990
Development Planning / Co-
ordination
-------------------------------------------------------------------------------------------------------------------
TOTAL                             107 054   194 892   312 532           464 324      585 972    645 363    697 149
-------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                           32 335      110 335    149 335    174 335
-------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                    4 321     4 500     4 573            13 274       15 352     15 923     16 783
                                  ---------------------------------------------------------------------------------
Compensation of employees           1 269     2 088     1 559             5 800        6 148      6 455      6 804
Goods and services                  3 052     2 412     3 014             7 474        9 204      9 468      9 979
of which:
Communication                          55        58        61                64           68         72         76
Computer Services                     493       519       546               575          610        646        681
Consultants, contractors and          641       507        47             4 443        5 974      6 073      6 401
special services
Inventory                             229       241       254               267          284        301        317
Maintenance repair and running          1         1         1                 1           --         --         --
cost
Travel and subsistence                824       651        82             1 036        1 098      1 153      1 215
Other                                 809       435     2 023             1 088        1 171      1 223      1 289
                                  ---------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES(1)        102 544   190 235   307 797           450 875      570 434    629 245    680 160
                                  ---------------------------------------------------------------------------------
Provinces and municipalities            5         9     6 574                19            3         --         --
Departmental agencies and          84 539   153 456   216 236           278 923      394 731    457 885    491 167
accounts
Universities and technikons            --        --    16 289               750           --         --         --
Public corporations and                --        --        --            26 298           --         --         --
private enterprises
Non-profit institutions            18 000    36 770    59 770            79 180      175 700    171 360    188 993
Households                             --        --     8 928            65 705           --         --         --
                                  ---------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           189       157       162               175          186        195        206
                                  ---------------------------------------------------------------------------------
Machinery and equipment               189       157       162               175          186        195        206
                                  ---------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL                             107 054   194 892   312 532           464 324      585 972    645 363    697 148
-------------------------------------------------------------------------------------------------------------------

1.  Where the name of an entity is not specified, transfer payments are being made to various institutions

                                                                             743

2006 Estimates of National Expenditure

TABLE 31.7 GOVERNMENT SECTORAL PROGRAMMES AND CO-ORDINATION (CONTINUED)

-------------------------------------------------------------------------------------------------------------------
                                                                       ADJUSTED
                                        AUDITED OUTCOME           APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                  ---------------------------------------------------------------------------------
R thousand                        2002/03   2003/04   2004/05           2005/06      2006/07    2007/08     008/09
-------------------------------------------------------------------------------------------------------------------

DETAILS OF TRANSFERS AND SUBSIDIES:
PROVINCES AND MUNICIPALITIES
MUNICIPALITIES
MUNICIPAL BANK ACCOUNTS
CURRENT                                 5         9     6 574                19            3         --         --
                                  ---------------------------------------------------------------------------------
Technology for Poverty                 --        --     6 561                --           --         --         --
Alleviation
                                  ---------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                            84 539   153 456   216 236           278 923      394 731    457 885    491 167
                                  ---------------------------------------------------------------------------------
Learnerships                           --        --     4 000             3 367        6 000      6 300      6 640
Technology Planning and            19 452    46 176    47 900            56 263       94 058     91 486     96 426
Diffusion
Advanced Manufacturing                 --     2 750    21 000            31 500       51 800     62 400     56 204
Technology Strategy
South African National Energy          --        --    10 000            20 000       40 000     42 000     44 268
Research Institute
National Public Assets                 --    30 000    35 000            43 000       43 000     43 000     45 322
South African Aids Vaccine             --        --    15 000            20 000       15 000     15 750     16 601
Initiative
Human Science Research             65 087    70 030    83 336           104 293      119 873    129 949    136 706
Council
South African National Research        --        --        --                --       22 000     67 000     89 000
Network
Indicators                             --     4 500        --               500           --         --         --
Leveraging Services Strategy           --        --        --                --        3 000         --         --
                                  ---------------------------------------------------------------------------------
UNIVERSITIES AND TECHNIKONS
CURRENT                                --        --    16 289               750           --         --         --
                                  ---------------------------------------------------------------------------------
Technology for Sustainable             --        --    16 289               750           --         --         --
Livelihoods
                                  ---------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PUBLIC CORPORATIONS
CURRENT                                --        --        --            26 298           --         --         --
                                  ---------------------------------------------------------------------------------
Learnerships                           --        --        --             1 633           --         --         --
Technology for Sustainable             --        --        --             4 665           --         --         --
Livelihoods
Nuclear Energy Corporation of          --        --        --            20 000           --         --         --
South Africa: Fluoro Chemicals
                                  ---------------------------------------------------------------------------------
NON-PROFIT INSTITUTIONS
CURRENT                            18 000    36 770    59 770            79 180      175 700    171 360    188 993
                                  ---------------------------------------------------------------------------------
Natural Resources                      --       650    10 000             3 880       30 000     31 500     33 201
Technology Planning and                --        --        --            23 400           --         --         --
Diffusion
Information Communication              --     4 856     9 000            14 000       29 200     44 210     54 977
Technology
Technology for Poverty                 --     9 263    24 200            37 900       63 500     40 000     42 160
Alleviation
Technology for Sustainable         18 000    22 001    16 570                --       53 000     55 650     58 655
Livelihoods
                                  ---------------------------------------------------------------------------------
HOUSEHOLDS
OTHER TRANSFERS
CURRENT                                --        --     8 928            65 705           --         --         --
                                  ---------------------------------------------------------------------------------
Natural Resources                      --        --        --            24 120           --         --         --
Technology for Sustainable             --        --     8 928            41 585           --         --         --
Livelihoods
                                  ---------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL                             102 544   190 235   307 797           450 875      570 434    629 245    680 160
-------------------------------------------------------------------------------------------------------------------

                                                 Vote 31: Science and Technology

EXPENDITURE TRENDS

The expenditure increase from 2002/03 to 2005/06 is especially fast, rising from
R107,1 million in 2002/03 to R464,3 million in 2005/06, at an average annual rate of 63,1 per cent. The high increase in funding is due to the introduction of new programmes such as the South African National Energy Research Institute,
the South African Aids Vaccine Initiative at the Medical Research Council and an
increase in the contribution to the Human Sciences Research Council. Over the
2006 MTEF, expenditure is expected to grow at a slower rate of 14,5 per cent, reaching R697,1 million by 2008/09.

From 2005/06, these increases in expenditure reflect a stronger commitment to the national research and development strategy's technology mission areas and the Human Sciences Research Council's research programmes, and investments in technology applications that can address the millennium development goals for poverty reduction and access to basic services.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Research networks

The department's technical specifications for the three-phase establishment of the South African National Research Network (SANReN) have been finalised. SANReN will connect approximately 45 research institutions to similar research networks across the world.

ICT research

The ICT research and development and innovation strategy has been finalised, with inputs from stakeholders and experts. Flagship research programmes in geomatics, wireless and satellite communications and ICT in education have been developed.

Advanced manufacturing

Flagship programmes to support advanced manufacturing activities in the aerospace and automotive sectors are being implemented. A key area of intervention is in growing capabilities and technology in composite materials.

Advanced tooling

The Tshumisano programme has started setting up two regional institutes for advanced tooling, one at the Soshanguve Campus of Tshwane University of
Technology and the other at the University of Stellenbosch and Cape Peninsular
University of Technology.

Biofuels

The technical standards for biodiesel have been completed, as well as the testing of six candidate crops for biofuels (soy, sunflower, canola, ground nut, cotton and jatropha).

Interdepartmental co-operation

Through the department's SciTES programme, co-operation with the Department of
Minerals and Energy has included the establishment of the South African National
Energy Research Institute and the development of the energy research and development strategy. High-level co-operation with the Department of
Environmental Affairs and Tourism included the conference on climate change held in October 2005. The Department of Science and Technology has secured funding to support fluoro-chemicals research at the Nuclear Energy Corporation of South
Africa.

                                                                             745

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

GOVERNMENT SECTORAL PROGRAMMES AND CO-ORDINATION

MEASURABLE OBJECTIVE: Build partnerships, programmes and institutional capacity to ensure the appropriate contribution of science and technology within different sectors and synergistically within clusters.

------------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME             OUTPUT                                    MEASURE/INDICATOR                             TARGET
------------------------------------------------------------------------------------------------------------------------------------

Science and Technology   Strategic government partnerships and     Number of new flagship programmes of          3 programmes
for Economic Impact      directed science, engineering and         advanced manufacturing technology strategy,
                         technology programmes for positive        rolled out
                         economic results
                                                                   Number of new flagship programmes under ICT   At least 1
                                                                   research and development strategy             programme

                                                                   Number of new chairs of energy research and   2 chairs
                                                                   development under South African National
                                                                   Energy Research Institute established

                         Science, engineering and technology       Support programmes and interventions          2006/07
                         human capital development                 implemented in provinces with low GDP
------------------------------------------------------------------------------------------------------------------------------------
Science and Technology   Strategic government partnerships and     Number of working agreements with social      4 agreements by end
for Social Impact        directed science, engineering and         cluster departments                           March 2006
                         technology programmes for positive
                         service delivery results within the       Number of working agreements with the         3 agreements by end
                         social cluster and the justice, crime     justice, crime prevention and security        2006
                         prevention and security cluster           cluster departments

                         Strategic programmes based on transfer    Number of new technologies for sustainable    2 new technologies
                         of technology for sustainable             livelihoods adopted                           by August 2006
                         livelihoods and aimed at improvement
                         of quality of life

                         Research on social cohesion               Number of research projects on science and    At least 1
                         and integration                           technology best practice co-ordinated         research project by
                                                                                                                 July 2006

                         Identification and dissemination of       Progress on development of nutritional        Phase 1
                         poverty reduction technologies            supplements                                   completed by end of
                         designed to improve sustainable                                                         2006/07
                         livelihoods
                                                                   Joint poverty reduction projects with         By September 2006
                                                                   government departments and municipalities
                                                                   identified

Sector Research and      Science and technology expenditure        Publish government science and technology     2006/07
Development Planning     plan                                      expenditure plan
/Co-ordination
                                                                   Science and technology investment             2006/07
                                                                   management system accessible to all public
                                                                   research and development institutions and
                                                                   users

                         Effective planning and efficient          Scope of the Science and Technology Systems   2006/07
                         investment on science and technology      Bill agreed and bill drafted
                         by government departments

                         Share good practices in sector-specific   Number of reports published on organisation   At least 2 reports
                         research and development planning         and funding of research in specific sectors
------------------------------------------------------------------------------------------------------------------------------------

PUBLIC ENTITIES REPORTING TO THE MINISTER

HUMAN SCIENCES RESEARCH COUNCIL

The Human Sciences Research Council of South Africa (HSRC) is a statutory body established in 1968. It supports development nationally, in the Southern African
Development Community (SADC) and in Africa. It primarily does large-scale, policy-relevant, social science projects for public sector users, non-governmental organisations and international development agencies, in partnership with researchers globally, but specifically in Africa.

Over the last couple of years, the HSRC underwent major restructuring, aligning its research activities and structures with South Africa's national development priorities, notably poverty reduction through economic development, skills improvement, job creation, the elimination of discrimination and inequalities, and effective service delivery.

The HSRC generates about 20 per cent of total revenue from sales of goods and services (its research outputs). The balance of revenue comes from transfers.
Allocations over the 2006 MTEF are R120 million, R130 million and R137 million.
Compensation of employees is relatively high,

                                                 Vote 31: Science and Technology

at 42 per cent of total expenses. In recent years, there was not enough revenue to cover expenses, but the HSRC expects to run balanced accounts over the MTEF.

With its new structures and greatly extended research complement of about 120 top researchers and 100 support staff in five different centres across the country, the HSRC is well equipped to respond flexibly and comprehensively to current and emerging needs.

TABLE 31.8 FINANCIAL SUMMARY FOR THE HUMAN SCIENCES RESEARCH COUNCIL (HSRC)

-------------------------------------------------------------------------------------------------------------------
                                            OUTCOME                                      MEDIUM-TERM ESTIMATE
                                  ---------------------------                        ------------------------------
                                  AUDITED   AUDITED   AUDITED     ESTIMATED
                                                                   OUTCOME
                                  ---------------------------------------------------------------------------------
R Thousand                        2002/03   2003/04   2004/05           2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                    46 209    64 510    91 949            57 884       60 903     54 827     57 195
                                 ----------------------------------------------------------------------------------
Sale of goods and services         33 542    51 053    75 359            46 152       48 741     42 025     43 762
other than capital
assets
of which:
Sales by market establishments     33 542    51 053    75 359            46 152       48 741     42 025     43 762
Other non-tax revenue              12 667    13 457    16 590            11 732       12 162     12 802     13 433
                                 ----------------------------------------------------------------------------------
TRANSFERS RECEIVED                 90 628   122 643   145 459           165 931      178 887    194 390    190 775
-------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                     136 837   187 153   237 408           223 815      239 790    249 217    247 970
-------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                   145 105   184 507   229 056           221 418      237 223    246 549    245 315
                                 ----------------------------------------------------------------------------------
Compensation of employees          59 736    70 777    82 816            93 497      100 170    104 108    103 587
Goods and services                 81 105   108 036   140 058           122 740      131 501    136 671    135 987
Depreciation                        4 265     5 694     6 182             5 181        5 551      5 769      5 741
                                 ----------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES             2 208     2 856     3 558             2 396        2 567      2 668      2 654
-------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                    147 313   187 363   232 614           223 814      239 789    249 216    247 969
-------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)               (10 477)     (210)    4 794                 1            1          1          1
-------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------------
Carrying value of assets           52 778    57 930    49 494            48 988       48 437     47 667     46 927
Investments                        58 851    39 352    29 070            14 273       14 273     14 273     14 273
Inventory                             970     1 724     1 474             1 312        1 312      1 312      1 312
Receivables and prepayments        15 306    27 679    33 731            37 345       39 100     40 938     40 119
Cash and cash equivalents           6 963     8 995     1 305             1 781        1 781      1 781      1 781
-------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                      134 868   135 680   115 074           103 699      104 903    105 971    104 412
-------------------------------------------------------------------------------------------------------------------
Capital and reserves               55 262    53 419    46 994            44 275       44 276     44 276     44 276
Trade and other payables           72 701    74 707    60 608            50 680       51 276     51 985     50 474
Provisions                          6 905     7 554     7 472             8 744        9 351      9 710      9 662
-------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES      134 868   135 680   115 074           103 699      104 903    105 971    104 412
-------------------------------------------------------------------------------------------------------------------

Data provided by the Human Science Research Council

COUNCIL FOR SCIENTIFIC AND INDUSTRIAL RESEARCH

The Council for Scientific and Industrial Research (CSIR) is governed by the
Scientific Research Council Act (1988), as amended. Its mandate is to foster industrial and scientific development -either by itself or in partnership with public and private sector institutions - aimed at improving the quality of life of South Africans. This must, in terms of the legislation, be done in the national interest through directed and multidisciplinary research and technological innovation.

The CSIR generates more than half its total revenue from research contracts.
Transfers in the form of a parliamentary grant account for 38 per cent, which increases from R432 million to

                                                                             747

2006 Estimates of National Expenditure

R535 million over the MTEF, which include VAT amounts that are not reflected in the financial summary table. The CSIR expects to maintain a surplus of about R30 million over the MTEF.

Building on past successes, the CSIR will continue to use its research skills innovatively in the transformation of South Africa. Its current five-year strategy highlights the following strategic initiatives: alignment with and contribution to key government initiatives; consolidating excellence in science, engineering and technology; excellence in business and innovation; contributing to sustainable development; and accessing and developing top researchers.

TABLE 31.9 FINANCIAL SUMMARY FOR THE COUNCIL FOR SCIENTIFIC AND INDUSTRIAL
RESEARCH (CSIR)

-------------------------------------------------------------------------------------------------------------------
                                            OUTCOME                                      MEDIUM-TERM ESTIMATE
                                  ---------------------------                        ------------------------------
                                  AUDITED   AUDITED   AUDITED       ESTIMATED
                                                                     OUTCOME
                                  ---------------------------------------------------------------------------------
R Thousand                        2002/03    2003/04    2004/05         2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                   700 840    654 239    674 737         666 667      700 000    735 000    771 750
                                  ---------------------------------------------------------------------------------
Sale of goods and services        671 970    638 931    659 241         638 187      670 096    703 601    738 781
other than capital
assets
of which:
Sales by market establishments    671 970    638 931    659 241         638 187      670 096    703 601    738 781
Other non-tax revenue              28 870     15 308     15 496          28 480       29 904     31 399     32 969
                                  ---------------------------------------------------------------------------------
TRANSFERS RECEIVED                295 429    321 996    356 992         439 408      423 854    445 045    460 099
-------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                     996 269    976 235  1 031 729       1 106 075    1 123 854  1 180 045  1 231 849
-------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                   704 765    938 136    954 275       1 060 252    1 082 129  1 136 600  1 193 794
                                  ---------------------------------------------------------------------------------
Compensation of employees         669 634    539 741    567 621         587 566      585 445    614 717    645 453
Goods and services                     --    360 390    344 382         433 243      455 270    478 398    502 682
Depreciation                       34 411     37 788     42 272          38 580       40 509     42 535     44 661
Interest, dividends and rent
on land                               720        217         --             862          906        951        998
                                  ---------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                --         --         --           7 422        7 793      8 183      8 592
-------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                    704 765    938 136    954 275       1 067 674    1 089 922  1 144 782  1 202 386
-------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)               291 504     38 099     77 454          38 400       33 932     35 263     29 463
-------------------------------------------------------------------------------------------------------------------
Tax payment                           836        155          3              --           --         --         --
-------------------------------------------------------------------------------------------------------------------
Outside shareholders Interest       1 049         --       (805)             --           --         --         --
-------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------------
Carrying value of assets          212 085    218 884    228 950         253 585      259 919    266 571    273 554
Investments                        17 936     39 150     29 895          22 153       22 000     20 000     18 000
Inventory                          52 761     50 032     65 504          26 506       27 831     29 223     30 684
Receivables and prepayments       171 053    149 512    143 157         156 681      162 916    168 311    173 077
Cash and cash equivalents         124 253    214 108    304 209         276 840      313 430    354 974    391 307
-------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                      578 088    671 686    771 715         735 765      786 096    839 079    886 622
-------------------------------------------------------------------------------------------------------------------
Capital and reserves              148 782    183 975    262 388         300 471      334 403    370 166    399 629
Borrowings                             85         --         --              --           --         --         --
Post retirement benefits          170 647    148 224    107 307         107 307      107 307    107 307    107 307
Trade and other payables          192 380    268 246    329 168         273 809      287 499    301 874    316 968
Provisions                         66 194     71 241     72 852          54 178       56 887     59 731     62 718
-------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES      578 088    671 686    771 715         735 765      786 096    839 079    886 622
-------------------------------------------------------------------------------------------------------------------
Data provided by the Council for Scientific and Industrial Research

                                                 Vote 31: Science and Technology

NATIONAL RESEARCH FOUNDATION

The National Research Foundation (NRF) was established by the National Research
Foundation Act (1998). The foundation supports and promotes research through funding, human resources development and providing research facilities for creating knowledge, innovation and development in all fields of science and technology, including indigenous knowledge, and thereby contributes to improving the quality of life of South Africans.

More than 50 per cent of total revenue comes from government transfers, which grow moderately over the 2006 MTEF. For 2005/06, the organisation is projected to run a deficit of R52 million, following two previous consecutive deficit years. Viewed in this light, the balanced budget forecast over the MTEF will require a step up in own revenue sources or a slower increase in the cost base.

By forging strategic partnerships locally and internationally, the NRF aims to advance research in all fields of the humanities, social and natural sciences, engineering, and technology, including indigenous knowledge. To achieve its objectives, it will continue to focus on human resources development.

TABLE 31.10 FINANCIAL SUMMARY FOR THE NATIONAL RESEARCH FOUNDATION (NRF)

-------------------------------------------------------------------------------------------------------------------
                                            OUTCOME                                      MEDIUM-TERM ESTIMATE
                                  ---------------------------                        ------------------------------
                                  AUDITED   AUDITED   AUDITED       ESTIMATED
                                                                     OUTCOME
                                  ---------------------------------------------------------------------------------
R Thousand                        2002/03   2003/04   2004/05           2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                   289 551   353 850   500 639           558 373      527 615    568 948    592 733
                                  ---------------------------------------------------------------------------------
Sale of goods and services          8 824     9 872    34 928            47 311       39 000     44 000     47 500
other than capital
assets
of which:
Admin fees                          8 824     9 872    28 071            38 828       30 000     33 000     35 000
Sales by market establishments         --        --     6 857             8 483        9 000     11 000     12 500
Other non-tax revenue             280 727   343 978   465 711           511 062      488 615    524 948    545 233
                                  ---------------------------------------------------------------------------------
TRANSFERS RECEIVED                336 431   378 966   413 669           538 944      599 671    635 394    668 480
-------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                     625 982   732 816   914 308         1 097 317    1 127 286  1 204 342  1 261 213
-------------------------------------------------------------------------------------------------------------------
EXPENSES
Current expense                   208 936   244 892   323 143           462 099      438 204    462 036    488 457
                                  ---------------------------------------------------------------------------------
Compensation of employees         122 522   142 985   174 990           234 531      246 360    261 581    274 595
Goods and services                 71 879    84 527   129 511           206 866      170 036    177 273    189 191
Depreciation                       14 535    17 380    18 642            20 702       21 808     23 182     24 670
                                  ---------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES           397 291   491 763   592 657           687 862      689 082    742 306    772 756
-------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                    606 227   736 655   915 800         1 149 961    1 127 286  1 204 342  1 261 213
-------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                19 755    (3 839)   (1 492)          (52 644)          --         --         --
-------------------------------------------------------------------------------------------------------------------

                                                                             749

2006 Estimates of National Expenditure

TABLE 31.10 FINANCIAL SUMMARY FOR THE NATIONAL RESEARCH FOUNDATION (NRF)
(CONTINUED)

-------------------------------------------------------------------------------------------------------------------
                                            OUTCOME                                      MEDIUM-TERM ESTIMATE
                                  ---------------------------                        ------------------------------
                                  AUDITED   AUDITED   AUDITED        ESTIMATED
                                                                      OUTCOME
R Thousand                        2002/03   2003/04   2004/05           2005/06      2006/07    2007/08    2008/09
-------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets          131 282   125 339   126 801           152 501      160 689    160 758    161 384
Investments                        75 052    72 100    97 547            97 543       97 543     97 543     97 543
Inventory                           1 846     1 878     2 801             3 000        3 000      3 000      3 000
Receivables and prepayments       155 391    95 477   136 184           129 500      123 500    122 500    116 500
Cash and cash equivalents         277 885   456 925   426 407           298 893      305 893    312 643    324 392
-------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                      641 456   751 719   789 740           681 437      690 625    696 444    702 819
-------------------------------------------------------------------------------------------------------------------
Capital and reserves              253 625   245 083   243 381           216 437      224 625    220 694    215 320
Post retirement benefits           22 385    35 725    38 225            45 000       50 000     58 000     66 000
Trade and other payables          221 678   279 984   435 672           350 000      350 000    350 000    350 000
Provisions                          8 818    10 247    14 535            15 000       16 000     16 750     17 499
Managed funds                     134 950   180 680    57 927            55 000       50 000     51 000     54 000
-------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES      641 456   751 719   789 740           681 437      690 625    696 444    702 819
-------------------------------------------------------------------------------------------------------------------

Data provided by the National Research Foundation

AFRICA INSTITUTE OF SOUTH AFRICA

The Africa Institute of South Africa (AISA) is a statutory body primarily focused on political, socioeconomic, and international and development issues in contemporary Africa. Although it has been operating for more than 40 years, it only recently became a science council under the Africa Institute of South
Africa Act (2001).

AISA acts as an independent research organisation and think-tank, focusing on
Africa in its research, publications and resource library. Its key roles are to do research and support policy development; to participate in training programmes; and to establish, maintain and participate in networks for peace, development and prosperity in Africa. It contributes to the goals of the national system of innovation, because its research programmes have a particular impact on knowledge generation and human resources development.

Amounts of R22 million, R23 million and R24 million were allocated to AISA over the MTEF period.

GODISA TRUST

The mandate of the Godisa Trust emanates from government's explicit intention to improve the capacity of small enterprises, in response to the demands facing a modernising economy to have a growing, vibrant and dynamic small, medium and micro-enterprise (SMME) sector. The trust creates sector-focused technology business centres for developing successful technology-based SMMEs in Africa. It operates the innovation and technology demonstration activities and incubator programme, initiated by the EU and now co-financed by the Department of Trade and Industry and the Department of Science and Technology.

During 2005, progress was made in transferring Godisa to the Department of Trade and Industry under the Small Enterprise Development Agency. The transfer in
April 2006 will give effect to the national strategy of strengthening and co-ordinating support for small enterprise development. In terms of the transfer arrangement, Department of Science and Technology funding for Godisa will continue in 2006/07. From 2007/08, the Department of Trade and Industry will take responsibility.

                                                 Vote 31: Science and Technology

TSHUMISANO TRUST

The Tshumisano Trust was registered by the former committee of technikon (now universities of technology) principals. Tshumisano is a joint venture, funded by the Department of Science and Technology and including participation by the
Department of Labour, universities of technology, and the German government's funding agency GTZ. The core focus is to leverage skills and product development support for small and medium sized businesses off the technological expertise at universities of technology, while at the same time providing these institutions with opportunities to engage directly with industry.

A focused internship programme was set up during 2005/06. The trust has also worked with the Department of Science and Technology to set up specialised training platforms in scarce skills areas, such as tooling, and the number of technology stations has grown at several technikons.

ACADEMY OF SCIENCE OF SOUTH AFRICA

The Academy of Science of South Africa Act (2001) established the Academy of
Science of South Africa. Its objectives are: to promote common ground for scientific thinking across all disciplines; to encourage and promote innovative and independent scientific thinking; to promote the best development of the intellectual capacity of all people; and to link South Africa with scientific communities at the highest levels, in particular in Africa. The academy publishes scientific reports, investigates matters of public interest concerning science, and manages South African research journals.

SOUTH AFRICAN NATIONAL ENERGY RESEARCH INSTITUTE

A Cabinet decision allowed, in terms of existing legislation, the South African
National Energy Research Institute (SANERI) to be established as a subsidiary of the Central Energy Fund (Pty) Ltd. This is being finalised through the collaborative efforts of the Department of Science and Technology and the
Department of Minerals and Energy. SANERI's main aim is to build research capacity by funding research at universities and in science councils. The
Department of Science and Technology provides funding for this to the Central
Energy Fund.

Between November 2004 and February 2005, the national energy research and development strategy was adopted, developed consultatively by the national strategy working group of experts. Considerable progress has been made since then in developing the SANERI action plan for the short term (2005 to 2007).
Other progress includes launching some of the centres of excellence scheduled for the start of the 2006 academic year.

The official launch of SANERI is expected before the end of 2005/06.

                                                                             751

2006 Estimates of National Expenditure

ANNEXURE TABLES

VOTE 31: SCIENCE AND TECHNOLOGY

Table 31.A: Summary of expenditure trends and estimates per programme and economic classification

Table 31.B: Summary of personnel numbers and compensation of employees

Table 31.C: Summary of expenditure on training

Table 31.D: Summary of official development assistance expenditure

Table 31.E: Summary of expenditure on infrastructure

                                                 Vote 31: Science and Technology

TABLE 31.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

-------------------------------------------------------------------------------------------------------------------
PROGRAMME                           APPROPRIATION       AUDITED                APPROPRIATION               REVISED
                                   MAIN    ADJUSTED     OUTCOME       MAIN      ADDITIONAL     ADJUSTED   ESTIMATE
                                 ----------------------------------------------------------------------------------
R thousand                             2004/05          2004/05                   2005/06                  2005/06
-------------------------------------------------------------------------------------------------------------------

1.   Administration                56 072     62 599     62 558       68 836           5 262     74 098    100 028
2.   Science and Technology        41 458     41 458     41 416       41 026          (2 743)    38 283     38 283
     Expert Services
3.   International Co-operation    46 186     46 186     46 170       82 711             454     83 165     83 165
     and Resources
4.   Frontier Science and       1 168 718  1 170 218  1 170 201    1 362 077          22 508  1 384 585  1 383 655
     Technology
5.   Government Sectoral          312 104    312 604    312 532      431 989          32 335    464 324    439 324
     Programmes and Co-
     ordination
-------------------------------------------------------------------------------------------------------------------
TOTAL                           1 624 538  1 633 065  1 632 877    1 986 639          57 816  2 044 455  2 044 455
-------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                  109 235    136 597    127 140      156 607           7 549    164 156    164 156
                               ------------------------------------------------------------------------------------
Compensation of employees          66 461     70 661     58 204       80 196              --     80 196     80 196
Goods and services                 42 774     65 936     68 728       76 411           7 549     83 960     83 960
Financial transactions in              --         --        208           --              --         --         --
assets and liabilities
                               ------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES         1 514 288  1 495 453  1 497 448    1 829 227          50 267  1 879 494  1 854 494
                               ------------------------------------------------------------------------------------
Provinces and municipalities          220        220      6 732          229              --        229        229
Departmental agencies and       1 053 675  1 050 675    730 761      942 742          (2 402)   940 340    940 340
accounts
Universities and technikons            --         --     16 289           --          22 036     22 036     22 036
Public corporations and                --         --    471 201      449 649          29 517    479 166    479 166
private enterprises
Foreign governments and                --         --         11           --              --         --         --
international organisations
Non-profit institutions           196 712    184 677    263 526      141 857          61 041    202 898    202 898
Households                        263 681    259 881      8 928      294 750         (59 925)   234 825    209 825
                               ------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS         1 015      1 015      8 289          805              --        805     25 805
                               ------------------------------------------------------------------------------------
Machinery and equipment             1 015      1 015      8 289          805              --        805     25 805
                               ------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TOTAL                           1 624 538  1 633 065  1 632 877    1 986 639          57 816  2 044 455  2 044 455
-------------------------------------------------------------------------------------------------------------------

TABLE 31.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

--------------------------------------------------------------------------------------------------------------------
                                                                       ADJUSTED
                                        AUDITED OUTCOME           APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                  ----------------------------------------------------------------------------------
                                  2002/03   2003/04   2004/05           2005/06      2006/07    2007/08    2008/09
--------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME
CONTRACT EMPLOYEES
Compensation (R thousand)          31 756    45 710    70 661            80 196       93 107     97 453    102 663
Unit cost (R thousand)                125       199       338               341          309        324        341
Compensation as % of total          100.0%    100.0%    100.0%            100.0%       100.0%     100.0%     100.0%
Personnel numbers (head count)        254       230       209               235          301        301        301
B. PART-TIME AND TEMPORARY
CONTRACT EMPLOYEES
Compensation (R thousand)               3         5         5                 6            6          7          7
Unit cost (R thousand)                  0         0         0                 0            0          0          0
Compensation as % of total            0.0%      0.0%      0.0%              0.0%         0.0%       0.0%       0.0%
Personnel numbers (head count)         17        25        28                31           33         33         35
--------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)          31 759    45 715    70 666            80 202       93 113     97 460    102 670
UNIT COST (R THOUSAND)                117       179       298               302          279        292        306
PERSONNEL NUMBERS                     271       255       237               266          334        334        336
(HEAD COUNT)
--------------------------------------------------------------------------------------------------------------------

                                                                             753

2006 Estimates of National Expenditure

TABLE 31.C SUMMARY OF EXPENDITURE ON TRAINING

--------------------------------------------------------------------------------------------------------------------
                                                                       ADJUSTED
                                        AUDITED OUTCOME           APPROPRIATION   MEDIUM-TERM EXPENDITURE ESTIMATES
                                  ----------------------------------------------------------------------------------
                                  2002/03   2003/04   2004/05           2005/06      2006/07    2007/08    2008/09
--------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)              200     2 313     2 519             4 225        4 670      4 715      4 998
Number of employees trained             6        62        67               113          120        127        135
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)               12       139       162               254          269        285        303
Number of employees (head               5        20        22                37           39         42         44
count)
--------------------------------------------------------------------------------------------------------------------
TOTAL                                 212     2 452     2 681             4 479        4 939      5 000      5 300
NUMBER OF EMPLOYEES                    11        82        89               150          159        169        179
--------------------------------------------------------------------------------------------------------------------

TABLE 31.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

--------------------------------------------------------------------------------------------------------------------
DONOR           PROJECT      CASH/          AUDITED OUTCOME           ADJUSTED      MEDIUM-TERM EXPENDITURE ESTIMATE
                             KIND                                   APPROPRIATION
                                      ------------------------------------------------------------------------------
R thousand                            2002/03   2003/04   2004/05         2005/06    2006/07     2007/08    2008/09
--------------------------------------------------------------------------------------------------------------------

FOREIGN
European     GODISA                    16 091    18 580         4             --          --         --         --
Union        Programme to                                     728
             support SMMEs

--------------------------------------------------------------------------------------------------------------------
TOTAL                                  16 091    18 580     4 728             --          --         --         --
--------------------------------------------------------------------------------------------------------------------

TABLE 31.E SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

------------------------------------------------------------------------------------------------------------------------------------
DESCRIPTION              SERVICE DELIVERY OUTPUTS                                    ADJUSTED
                                                     AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                             ---------------------------------------------------------------------------------------
R thousand                                   2002/03        2003/04   2004/05         2005/06      2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------------------

OTHER LARGE INFRASTRUCTURE PROJECTS
(OVER R20 MILLION)
Science and Technology                            --             --        --               --      133 000          --         --
Head Office Building
INFRASTRUCTURE TRANSFERS TO OTHER SPHERES,
AGENCIES AND DEPARTMENTS
Research Equipment       Science system           --             --        --               --       50 000      50 000     70 000
                         to serve the
                         research
                         community
Research and                                      --             --        --               --       60 000     215 000    315 000
Development
Infrastructure
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                             --             --        --               --      243 000     265 000    385 000
-----------------------------------------------------------------------------------------------------------------------------------

                                                                         VOTE 32

TRADE AND INDUSTRY

--------------------------------------------------------------------------------------------
                                                    2006/07           2007/08       2008/09
R THOUSAND                                   TO BE APPROPRIATED
--------------------------------------------------------------------------------------------

MTEF ALLOCATIONS                                  3 665 912         3 957 583     4 327 364
  OF WHICH:
  Current payments                                  769 869           799 056       824 335
  Transfers and subsidies                         2 887 190         3 148 934     3 493 250
  Payments for capital assets                         8 853             9 593         9 779
--------------------------------------------------------------------------------------------
STATUTORY AMOUNTS                                        --                --            --
--------------------------------------------------------------------------------------------
Executive authority                     Minister of Trade and Industry
Accounting officer                      Director-General of Trade and Industry
--------------------------------------------------------------------------------------------

AIM

The aim of the Department of Trade and Industry is to lead and facilitate access to sustainable economic activity and employment for all South Africans through its understanding of the economy, its knowledge of economic opportunities and potential, and its anticipation of the future. The department also aims to catalyse economic transformation and development, and to provide a predictable, competitive, equitable and socially responsible environment for investment, enterprise and trade for economic citizens. In this way, the department will contribute to achieving government's vision of an adaptive and restructured economy, characterised by accelerated economic growth, employment creation and greater equity by 2014.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Provide strategic leadership to the department and its agencies, and facilitate the successful implementation of the department's mandate through supportive systems and services.

PROGRAMME 2: INTERNATIONAL TRADE AND ECONOMIC DEVELOPMENT

Develop trade and investment links with key economies globally, and promote economic development through negotiating preferential trade agreements, supporting a strong and equitable multilateral trading system, and fostering economic integration in Africa within the Nepad framework.

PROGRAMME 3: ENTERPRISE AND INDUSTRY DEVELOPMENT

Provide leadership in the development of policies and strategies that promote and foster competitiveness, enterprise development, empowerment and equity in the economy.

PROGRAMME 4: CONSUMER AND CORPORATE REGULATION

Develop and implement coherent, predictable and transparent regulatory solutions that facilitate easy access to redress and efficient regulatory services for economic citizens.

                                                                             755

2006 Estimates of National Expenditure

PROGRAMME 5: THE ENTERPRISE ORGANISATION

Provide efficient administration of enterprise support measures.

PROGRAMME 6: TRADE AND INVESTMENT SOUTH AFRICA

Provide strategic vision and direction to key growth sectors in the economy, increase the level of direct investment, and develop South Africa's capacity to export to various markets.

PROGRAMME 7: MARKETING

Promote awareness of the department's products and services.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

Raising investment levels, broadening economic participation and increasing competitiveness have been identified as key areas of intervention in the economy which inform the department's five medium-term strategic objectives, which are to:

o     promote co-ordinated implementation of the accelerated and shared growth initiative for South Africa (ASGI-SA)

o     raise the level of exports and promote equitable global trade

o     promote direct investment and growth in the industrial and services economy, with a particular focus on employment creation

o     contribute to the development and regional integration of the African continent within the New Partnership for Africa's Development (Nepad)
      framework,

o     promote broader participation, equity and redress in the economy.

Accelerated and shared growth initiative for South Africa

The accelerated and shared growth initiative for South Africa has assumed a prominent place on the agenda of the economic cluster and of government, and will form the basis of the Department of Trade and Industry's work programme.
The initiative hinges on a more robust and interventionist role for government, and most of the groundwork will need to be completed in the 2006 medium-term expenditure framework (MTEF) period.

The required interventions will need to be made across government; co-ordinating the efforts of the various departments and agencies is thus vital to the success of the initiative. Over the next three years, the Department of Trade and
Industry will play a key co-ordinating role in the economic cluster.

Exports and equitable global trade

The South African economy is one of the leading globally integrated African economies, and government has an interest in pursuing fair trade on a bilateral and multilateral level to stimulate domestic economic growth and development.
South Africa plays a prominent role in regional trade bodies and is an important developing country member of the World Trade Organisation (WTO). It is in this context that the department will pursue its medium-term objectives. By the end of 2006, the goal, in international trade terms, is to have cemented appropriate economic relationships with important economic players such as the US, the
European Free Trade Association (EFTA), Mercosur (Brazil, Argentina, Uruguay and
Paraguay), India and China. The department's objective in WTO negotiations is a favourable developmental outcome for South Africa and other developing countries.

                                                     Vote 32: Trade and Industry

The national export strategy will drive export promotion. The strategy is due for implementation in 2006/07, and aims to boost exports through information dissemination, effective lead management and an increase in the number and frequency of forums to promote South African exports.

Direct investment and growth in the industrial and services economy

The department is committed to promoting diversification, facilitating progression up the value chain, and fostering growth in labour intensive sectors of the economy. The recently developed national industrial policy aims to sharpen government's ASGI-SA interventions and promote the growth of a strong local industrial and services economy. Implementing the policy will entail improved incentives and interventions focused on job-creating investment and growth.

Increased employment and growth require creating and nurturing new small, medium and micro enterprises (SMMEs) and co-operatives. Additional interventions, such as for efficient funding of SMMEs to be implemented in 2006/07, will supplement current SMME interventions.

Business process outsourcing is a major global trend, with a significant positive impact on job creation. As part of ASGI-SA, the development of the business process outsourcing sector has been identified as a key priority, and the department is currently developing the details of support measures for accelerating growth in this industry.

Support development and regional integration on Africa

South Africa's development is closely related to those of other African countries. To promote African economic development through trade, in the medium term, the department aims to conclude at least 10 bilateral and trade agreements and 10 technical missions in Africa in 2006/07. Bilateral promotion and reciprocal protection agreements are currently being finalised with several
African countries, and most of these will be concluded in 2006. South Africa has now taken the chair of the Southern African Customs Union (SACU), until the end of September 2006.

Broader participation, equity and redress in the economy

The Department of Trade and Industry's growth strategy focuses on broad-based participation, equity and wider access to redress for all economic citizens. To promote shared growth, the department has developed a number of key interventions, such as the broad-based black economic empowerment (BEE) codes of good practice, which provide the foundation for both broader participation and increased equity in the South African economy.

The National Credit Act and the National Consumer Act, to be promulgated in
2006/07, seeks to entrench the rights of South African consumers, establishing new institutions to enforce these rights, and providing them with access to redress. The legislation will address historical systematic discrimination against the majority of consumers by increasing access to credit at reasonable rates and establishing the optimal legal framework for maintaining a fair, functioning consumer market. In April 2006, the National Credit Regulator and the National Consumer Tribunal will become operational.

The department seeks to improve its service delivery by introducing exacting minimum standards, such as lower turnaround times on complaints and queries.

                                                                             757

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 32.1 TRADE AND INDUSTRY
-----------------------------------------------------------------------------------------------------------------
PROGRAMME                                                   ADJUSTED   REVISED
                              AUDITED OUTCOME          APPROPRIATION  ESTIMATE  MEDIUM-TERM EXPENDITURE ESTIMATE
                     --------------------------------------------------------------------------------------------
R thousand              2002/03     2003/04    2004/05          2005/06            2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------

 1. Administration      200 995     209 552    233 810      301 371    299 344    326 802     334 192    334 963
 2. International        78 182      85 406    106 226      116 843    115 838    129 219     135 680    142 292
    Trade and
    Economic
    Development
 3. Enterprise and      528 657     700 843    752 164    1 205 359  1 160 045  1 234 917   1 279 689  1 344 883
    Industry
    Development
 4. Consumer and        136 894     115 114     99 584      119 890    119 465    146 355     147 098    153 996
    Corporate
    Regulation
 5. The Enterprise      579 740     782 993    910 736    1 170 659  1 044 819  1 420 169   1 623 677  1 877 865
    Organisation
 6. Trade and           526 264     377 002    281 984      336 799    335 989    322 263     346 770    378 479
    Investment South
    Africa
 7. Marketing            56 434      78 319    137 391       81 635     70 033     86 188      90 477     94 886
-----------------------------------------------------------------------------------------------------------------
TOTAL                 2 107 166   2 349 229  2 521 895    3 332 556  3 145 533  3 665 912   3 957 583  4 327 364
-----------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                              256 225     69 202    426 195     575 880    776 576
-----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS        506 895     529 464    637 839      700 189    685 522    769 869     799 056    824 335
                     --------------------------------------------------------------------------------------------
Compensation of         219 053     200 161    203 946      269 147    264 426    300 929     315 205    331 410
employees
Goods and services      287 842     329 303    386 504      431 042    421 096    468 940     483 851    492 925
of which:
Communication            14 225      13 671     12 890       16 186     15 813     16 714      17 598     18 418
Computer Services         8 058       7 809      9 008        7 919      7 736      9 122       9 716     10 127
Consultants,             30 618      59 909    209 984      136 429    133 281    266 692     272 059    269 536
contractors and
special services
Inventory                 8 242       7 844     12 520        9 142      8 931      9 829      10 360     10 849
Maintenance repair        6 985       5 685      4 921          115        112      2 247       2 356      2 443
and running cost
Operating leases         10 490      12 332     16 501        4 679      4 672     13 686      14 487     15 195
Travel and               37 201      43 266     37 090       52 950     51 728     54 874      57 843     60 486
subsistence
Advertising               9 736       8 075     28 879       13 567     13 254     12 937      13 546     14 190
Municipal services          649         684        718          775        775        908         986      1 048
Financial                    --          --     47 390           --         --         --          --         --
transactions
in assets and
liabilities
                     --------------------------------------------------------------------------------------------
TRANSFERS AND         1 590 530   1 803 465  1 877 980    2 614 666  2 443 891   2 887 190  3 148 934  3 493 250
SUBSIDIES
                     --------------------------------------------------------------------------------------------
Provinces and            58 635     161 130     93 538      164 155     94 126     422 178    628 113    834 356
municipalities
Departmental            597 321     495 545    523 520      961 338    916 278   1 006 863  1 034 607  1 088 514
agencies and
accounts
Public corporations     912 393   1 119 417  1 234 960    1 463 808  1 408 803   1 426 069  1 452 529  1 534 946
and private
enterprises
Foreign governments      19 181      17 873     18 784       20 340     19 660      22 832     23 976     25 250
and international
organisations
Non-profit                3 000       9 500      5 500        4 121      4 120       9 248      9 710     10 183
institutions
Households                   --          --      1 678          904        904          --         --         --
                     --------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL      9 741      16 300      6 076       17 701     16 120       8 853      9 593      9 779
ASSETS
                     --------------------------------------------------------------------------------------------
Machinery and             9 741      16 300      5 826       17 036     15 455       7 071      7 721      7 817
equipment
Software and other           --          --        250          665        665       1 782      1 872      1 962
intangible assets
                     --------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
TOTAL                 2 107 166   2 349 229  2 521 895    3 332 556  3 145 533   3 665 912  3 957 583  4 327 364
-----------------------------------------------------------------------------------------------------------------

                                                     Vote 32: Trade and Industry

EXPENDITURE TRENDS

Expenditure increased steadily, from R2,1 billion in 2002/03 to R3,3 billion in
2005/06, at an average annual rate of 16,5 per cent, and is expected to rise further over the 2006 MTEF to reach R4,3 billion in 2008/09, at a rate of 9,1 per cent. Capitalisation of the National Empowerment Fund at R400 million per year since 2005/06 will contribute to the overall increase to the baseline. Both the budget of the Export Market and Investment Assistance programme and the
Small and Medium Enterprise Development Programme (SMEDP) programme increase significantly from 2003/04 to 2005/06.

DEPARTMENTAL RECEIPTS

Departmental receipts consist largely of recoveries from General Export
Incentive Scheme debts and the interest on them, as well as dividends on A and B shares to the value of R21,9 billion (fair book value June 2005) in the
Industrial Development Corporation. The bulk of the shares are listed, and affected by market movements. Total incentive scheme debt was valued at R561 million in June 2005. Receipts for financial transactions in assets and liabilities include, recovery of previous year's revenue and forex gains. Other receipts are of a miscellaneous nature and include debts recovered from employees and the recovery of incidental costs.

During 2005/06, the department will receive R103 million in donor funding from the EU as part of its five-year sector-wide enterprise employment and equity programme. The funds will mostly be used by the Enterprise and Industry
Development programme. Over the medium term, departmental receipts are projected to increase from R118,5 million in 2005/06 to R136,6 million in 2008/09.

TABLE 32.2 DEPARTMENTAL RECEIPTS
------------------------------------------------------------------------------------------------------------
                                                                   ADJUSTED
                                         AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM RECEIPTS ESTIMATE
                                 ---------------------------------------------------------------------------
R thousand                        2002/03     2003/04  2004/05      2005/06     2006/07   2007/08   2008/09
------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS              94 623    80 014    166 969      118 500     125 100   130 100   136 605
                                 ---------------------------------------------------------------------------
Sales of goods and services
produced  by department                53     7 000     21 042        3 000       3 100     3 150     3 307
Transfers received                     --        --     72 914           --          --        --        --
Interest, dividends and rent on
land                               65 422    62 553     66 452       75 500      80 000    81 950    86 047
Financial transactions in
assets and liabilities             29 148    10 461      6 561       40 000      42 000    45 000    47 250
                                 ---------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
TOTAL                              94 623    80 014    166 969      118 500     125 100   130 100   136 605
------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

                                                                             759

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 32.3 ADMINISTRATION
---------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                         ADJUSTED
                                           AUDITED OUTCOME      APPROPRIATION MEDIUM-TERM EXPENDITURE ESTIMATE
                                   ----------------------------------------------------------------------------
R thousand                          2002/03    2003/04    2004/05     2005/06    2006/07    2007/08    2008/09
---------------------------------------------------------------------------------------------------------------

Minister(1)                             691        747        788         798        847        892        936
Deputy Minister(2)                      511        552        545         649        688        725        761
Deputy Minister(2)                       --         --         --          --        688        725        761
Ministry                             14 242     14 997     13 917      23 131     21 716     22 791     23 842
Office of the Director-General       42 529     29 084     33 775      48 560     75 908     78 363     76 460
Corporate Services                  133 528    153 388    180 039     222 897    221 405    224 695    225 742
Government Motor Transport               --         --         --         200          1          1          1
Property Management                   9 494     10 784      4 746       5 136      5 549      6 000      6 460
---------------------------------------------------------------------------------------------------------------
TOTAL                               200 995    209 552    233 810     301 371    326 802    334 192    334 963
---------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                         51 146     61 566     55 694     42 540
---------------------------------------------------------------------------------------------------------------

1     Payable as from 1 April 2005. Salary: R 639 036. Car allowance: R 159 759.

2     Payable as from 1 April 2005. Salary: R 519 399. Car allowance: R 129 849.

ECONOMIC CLASSIFICATION
---------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS                    176 429    188 578    223 225     285 110    316 415    323 020    323 324
                                   ----------------------------------------------------------------------------
Compensation of employees            39 793     46 226     52 012      66 752     67 927     70 759     73 939
Goods and services                  136 636    142 352    171 063     218 358    248 488    252 261    249 385
of which:
Communication                         1 509      1 296      1 190      13 126     13 503     14 180     14 844
Computer Services                     7 270      6 937      7 849       5 852      6 871      7 210      7 533
Consultants, contractors and         18 521     50 171    125 168      46 603    168 108    167 878    160 325
special services
Inventory                             1 687      1 920      2 266       3 593      3 905      4 079      4 285
Maintenance repair and running        5 099      3 583      3 731          --        957      1 007      1 056
cost
Operating leases                      9 646     11 335      6 009       4 361     13 760     14 766     15 795
Travel and subsistence                9 343     14 411      8 171      14 489     16 267     17 076     17 849
Advertising                             826        111        764         814        701        676        708
Municipal services                      649        684        718         775        908        986      1 048
Other                                82 086     51 904     15 197     128 745     23 508     24 403     25 942
                                   ----------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES              18 752      7 302      7 694       5 271      5 198      5 429      5 907
                                   ----------------------------------------------------------------------------
Provinces and municipalities            117        141        153         127         28         --         --
Departmental agencies and            14 635        161        191         144        170        179        188
accounts
Public corporations and private       4 000      7 000      7 000       5 000      5 000      5 250      5 719
enterprises
Households                               --         --        350          --         --         --         --
                                   ----------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           5 814     13 672      2 891      10 990      5 188      5 743      5 732
                                   ----------------------------------------------------------------------------
Machinery and equipment               5 814     13 672      2 816      10 500      3 518      3 989      3 899
Software and other intangible
assets                                   --         --         75         490      1 670      1 754      1 833
                                   ----------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
TOTAL                               200 995    209 552    233 810     301 371    326 801    334 192    334 963
---------------------------------------------------------------------------------------------------------------

                                                     Vote 32: Trade and Industry

TABLE 32.3 ADMINISTRATION (CONTINUED)
----------------------------------------------------------------------------------------------------------------------
                                                                           ADJUSTED
                                                 AUDITED OUTCOME      APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                            --------------------------------------------------------------------------
R thousand                                   2002/03  2003/04 2004/05       2005/06     2006/07   2007/08   2008/09
----------------------------------------------------------------------------------------------------------------------

DETAILS OF TRANSFERS AND SUBSIDIES:
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                       14 635      161     191           144         170       179       188
                                            --------------------------------------------------------------------------
Diplomacy, Intelligence, Defence and             135      161     191           143         170       179       188
Trade Education Training Authority
Council for Scientific and Industrial         14 500       --      --             1          --        --        --
Research: Delight Project
                                            --------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE ENTERPRISES
PUBLIC CORPORATIONS
OTHER TRANSFERS
CURRENT                                        4 000    7 000   7 000         5 000       5 000     5 250     5 719
                                            --------------------------------------------------------------------------
Industrial Development Corporation:            4 000    7 000   7 000         5 000       5 000     5 250     5 719
Fund for Research into Industrial
Development, Growth and Equity
                                            --------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
TOTAL                                         18 752    7 302   7 694         5 271       5 198     5 429     5 907
----------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increases steadily over the seven-year period, from R201 million in
2002/03 to R335 million in 2008/09, at an average annual rate of 8,9 per cent.
The largest growth is in the Office of the Director-General programme, increasing from R42,5 million in 2002/03 to R76,5 million in 2008/09. The growth is due to internal reorganisation - the economic research and policy co-ordination functions were placed in the Office of the Director-General subprogramme in 2005/06. From 2006/07, other functions, such as internal audit, monitoring and evaluation, agency management, and the strategy unit, will also be in this subprogramme.

The increased provision for the DTI Campus resulted in a 9,1 per cent increase in the budget for the Corporate Services subprogramme, from R133,5 million in
2002/03 to R225,7 million in 2008/09. The Government Motor Transport subprogramme became part of the Corporate Services subprogramme in 2005/06.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Trade and Industry will receive the following amounts: R5,5 million in 2006/07,
R6 million in 2007/08 and R6,5 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: INTERNATIONAL TRADE AND ECONOMIC DEVELOPMENT

The International Trade and Economic Development programme is a policy development division, which designs policy instruments for economic activity aimed at further integrating South Africa into the global economy. The programme's strategic purpose is to negotiate international trade agreements and manage South Africa's tariff regime.

There are three subprogrammes:

o     International Trade Development facilitates bilateral and multilateral trade relations and agreements.

o     African Economic Development facilitates bilateral and multilateral
      African trade relations.

o     International Trade Administration oversees South Africa's system for international trade administration and compliance with international non-proliferation treaties.

                                                                             761

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 32.4 INTERNATIONAL TRADE AND ECONOMIC DEVELOPMENT
----------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                         ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03    2003/04  2004/05       2005/06    2006/07    2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

International Trade                  42 712     33 078   44 979        42 053     44 423     46 675    48 896
Development
African Economic Development          7 254     11 951   17 419        28 332     35 551     37 298    39 169
International Trade                  28 216     40 377   43 828        46 458     49 245     51 707    54 227
Administration
----------------------------------------------------------------------------------------------------------------
TOTAL                                78 182     85 406  106 226       116 843    129 219    135 680   142 292
----------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                         16 069     22 400     23 520    24 524
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                     63 830     33 515   45 721        40 667     55 913     58 758    61 621
                                   -----------------------------------------------------------------------------
Compensation of employees            40 817     19 000   19 181        24 415     38 488     40 415    42 385
Goods and services
of which:                            23 013     14 515   10 376        16 252     17 425     18 343    19 236
Communication                         1 389        550      409           805        767        810       849
Computer Services                        --         --       --            10         50         52        54
Consultants, contractors and
special services                        268         --      117           655        511        519       600
Inventory                             1 680        591      263           390        425        442       457
Maintenance repair and running
cost                                    903         22        3            --         20         21        22
Operating leases                        186         84       72            --         36         38        40
Travel and subsistence                9 851      8 391    7 217        10 388      8 678      9 064     9 455
Advertising                              35         15       50           263        172        184       195
Other                                 8 701      4 862    2 245         3 741      6 766      7 213     7 564
Financial transactions in
assets and liabilities                   --         --   16 164            --         --         --        --
                                   -----------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES              12 619     51 831   60 346        75 881     72 848     76 438    80 164
                                   -----------------------------------------------------------------------------
Provinces and municipalities            113         57       56            81         51         --        --
Departmental agencies and
accounts                              1 946     42 488   46 368        50 744     51 101     53 656    56 271
Public corporations and private          --      3 100    8 000        18 436     13 831     14 523    15 231
enterprises
Foreign governments and
international organisations          10 560      6 186    5 802         6 620      7 865      8 259     8 662
Households                               --         --      120            --         --         --        --
                                   -----------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS           1 733         60      159           295        458        484       507
                                   -----------------------------------------------------------------------------
Machinery and equipment               1 733         60      159           295        442        467       484
Software and other intangible
assets                                   --         --       --            --         16         17        23
                                   -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
TOTAL                                78 182     85 406  106 226       116 843    129 219    135 680   142 292
----------------------------------------------------------------------------------------------------------------

                                                     Vote 32: Trade and Industry

TABLE 32.4 INTERNATIONAL TRADE AND ECONOMIC DEVELOPMENT (CONTINUED)
----------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED
                                          AUDITED OUTCOME       APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03    2003/04  2004/05       2005/06    2006/07    2007/08   2008/09
----------------------------------------------------------------------------------------------------------------

DETAILS OF TRANSFERS AND SUBSIDIES:
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                               1 946     42 488   44 993        47 980     50 862     53 405    56 009
                                   -----------------------------------------------------------------------------
International Trade
Administration                           --     40 377   43 828        46 458     49 245     51 707    54 227
Commission
ProTechnik Laboratories               1 946      2 111    1 165         1 522      1 617      1 698     1 782
                                   -----------------------------------------------------------------------------
CAPITAL                                  --         --    1 375         2 764        239        251       262
                                   -----------------------------------------------------------------------------
ProTechnik Laboratories                  --         --    1 375         2 764        239        251       262
                                   -----------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PUBLIC CORPORATIONS
OTHER TRANSFERS
CURRENT                                  --      3 100    8 000        18 436     13 831     14 523    15 231
                                   -----------------------------------------------------------------------------
Development Bank of Southern
Africa:                                  --      3 100    8 000        18 436     13 831     14 523    15 231
Regional Spatial Development
Initiatives
                                   -----------------------------------------------------------------------------
FOREIGN GOVERNMENTS AND
INTERNATIONAL ORGANISATIONS
CURRENT                              10 560      6 186    5 802         6 620      7 865      8 259     8 662
                                   -----------------------------------------------------------------------------
World Trade Organisation              7 954      4 585    4 251         4 240      4 494      4 719     4 949
Organisation for the
Prohibition of                        2 606      1 601    1 551         2 380      3 371      3 540     3 713
Chemical Weapons
                                   -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
TOTAL                                12 619     51 831   60 346        75 881     72 848     76 438    80 164
----------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased steadily from R78,2 million in 2002/03 to R1 16,8 million in 2005/06, an average annual increase of 14,3 per cent, and is expected to rise further at an average annual rate of 6,8 per cent over the MTEF, reaching
R142,3 million in 2008/09. The increases are spread across the three subprogrammes and are due to more intensive involvement with other African countries and support for Nepad.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

International trade development

The ongoing discussions with the US to increase market access for South African products and services, in which South Africa engages through SACU, should create a more predictable trade and investment environment.

Relations with individual members of the Association of South East Asian
Nations (Asean) have been strengthened and offer significant export opportunities, because these economies are growing rapidly and the structure of
South African trade has a higher proportion of value-added exports.

African Economic Development

Progress has been made in finalising bilateral promotion and reciprocal protection agreements with Malawi, Botswana, Zambia, the Republic of Congo,
Rwanda, Ethiopia, Guinea and Cameroon.

                                                                             763

2006 Estimates of National Expenditure

The Southern African Customs Union and the Southern African Development
Community In 2005/06, the department assisted extensively with finalising the institutional arrangements for the Southern African Customs Union and contributed to developing its work programme.

Economic co-operation agreements with Angola and Mozambique have progressed and the agreement with the DRC has been concluded.

SELECTED MEDIUM-TERM OUTPUT TARGETS

INTERNATIONAL TRADE AND ECONOMIC DEVELOPMENT

MEASURABLE OBJECTIVE: Increased market access for South African exports in targeted countries, and improved economic integration with the African continent, and efficient trade administration

-----------------------------------------------------------------------------------------------------------------------
 SUBPROGRAMME       OUTPUT                                    MEASURE/INDICATOR                           TARGET
-----------------------------------------------------------------------------------------------------------------------

International       Bilateral and multilateral trade          Free trade agreement with US concluded      2006/07
Trade Development   agreements with increased market access
                    in the Americas, Europe and Asia          Discussions on free trade agreements        2006/07
                                                              with India and China
                    Management of government to government    Review of the South African-EU free trade   2006/07
                    relations and work programmes through     agreement concluded
                    bi-national commissions and joint
                    ministerial commissions
-----------------------------------------------------------------------------------------------------------------------
African Economic    Bilateral and regional trade and          Number of agreements concluded with key     At least 10
Development         investment agreements to establish        countries                                   agreements
                    framework for supporting African          Conclude outstanding SACU annexes           2006/07
                    economic development in line with Nepad

                    Technical and business missions           African economic development strategy       2006/07
                    to key countries, and enhance regional    finalised
                    integration
-----------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: ENTERPRISE AND INDUSTRY DEVELOPMENT

The Enterprise and Industry Development programme provides leadership in developing policies and strategies that create an enabling environment for competitiveness, equity and enterprise development.

There are three subprogrammes:

o     Industrial Competitiveness does advocacy work, and develops policies and interventions to improve the industrial competitiveness of the South
      African economy.

o     Enterprise Development develops enterprises by increasing the number of sustainable SMMEs.

o     Equity and Empowerment implements BBBEE policies.

EXPENDITURE ESTIMATES

TABLE 32.5 ENTERPRISE AND INDUSTRY DEVELOPMENT
----------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                         ADJUSTED
                                          AUDITED OUTCOME       APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

Industrial Competitiveness          393 472   465 890   471 611       470 761    500 215     524 057    548 563
Enterprise Development              125 934   164 588   103 408       309 429    302 146     321 270    340 771
Equity and Empowerment                9 251    70 365   177 145       425 169    432 556     434 362    455 549
----------------------------------------------------------------------------------------------------------------
TOTAL                               528 657   700 843   752 164     1 205 359  1 234 917   1 279 689  1 344 883
----------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                         24 005      3 871       7 090      8 654
----------------------------------------------------------------------------------------------------------------

                                                     Vote 32: Trade and Industry

TABLE 32.5 ENTERPRISE AND INDUSTRY DEVELOPMENT (CONTINUED)
----------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED
                                          AUDITED OUTCOME       APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06     2006/07   2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                     25 737    33 876    52 640        69 457     63 141     66 105     69 327
                                   -----------------------------------------------------------------------------
Compensation of employees            16 954    19 178    24 277        35 784     28 432     29 646     31 192
Goods and services                    8 783    14 698    28 363        33 673     34 709     36 459     38 135
of which:
Communication                           174       320       298           643        682        717        752
Computer Services                        --        --        --           365        387        407        428
Consultants, contractors and
special services                      2 466     1 593    16 410        12 234     15 969     16 767     17 584
Inventory                               688     1 016       594         1 410      1 495      1 569      1 645
Maintenance repair and running cost      83         9        10            --        147        155        163
Operating leases                         60       333        66            --        138        145        152
Travel and subsistence                1 748     3 785     5 917         8 167      8 657      9 090      9 532
Advertising                             103       358       234         2 882      3 056      3 209      3 365
Other                                 3 461     7 284     4 834         7 972      4 178      4 400      4 514
                                   -----------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES(1)          502 389   666 487   699 202     1 135 486  1 170 990  1 212 760  1 274 692
                                   -----------------------------------------------------------------------------
Provinces and municipalities             47        58        71            76         13         --         --
Departmental agencies and
accounts                            250 463   334 908   402 406       846 796    867 658    895 015    942 389
Public corporations and private
enterprises                         242 492   315 284   287 671       280 563    290 253    304 026    317 916
Foreign governments and
international                         6 387     6 737     3 192         3 200      3 818      4 009      4 204
organisations
Non-profit institutions               3 000     9 500     5 500         4 121      9 248      9 710     10 183
Households                               --        --       362           730         --         --         --
                                   -----------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS             531       480       322           416        786        824        864
                                   -----------------------------------------------------------------------------
Machinery and equipment                 531       480       308           316        786        824        864
Software and other intangible
assets                                   --        --        14           100         --         --         --
                                   -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
TOTAL                               528 657   700 843   752 164     1 205 359  1 234 917  1 279 689  1 344 883
----------------------------------------------------------------------------------------------------------------

1.    Where the name of an entity is not specified, transfer payments are being made to various institutions

DETAILS OF TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------

DEPARTMENTAL AGENCIES AND
ACCOUNTS
PUBLIC ENTITIES
CURRENT                             115 500   199 908   263 406       703 696     720 558   740 560    780 407
                                   -----------------------------------------------------------------------------
South African National
Accreditation                         9 500     9 000     9 000         7 530       6 787     7 102      7 424
System
Godisa Trust: Technology
Incubator                            40 000    40 000    49 654        40 573      45 000    47 000     49 047
Development
National Productivity Institute:      7 000    11 408     7 000         7 420       7 865     8 258      8 660
Workplace Challenge
National Manufacturing Advisory      54 500    80 000    37 752            --          --        --         --
Centre Coordinating Body
National Empowerment Fund             4 500    59 500   160 000       410 600     409 480   409 954    429 932
South African Micro Apex Fund            --        --        --        50 000      80 000    83 999     88 093
Small Enterprise Development
Agency                                   --        --        --       187 573     171 426   184 247    197 251
                                   -----------------------------------------------------------------------------
CAPITAL                             134 963   135 000   139 000       143 100     147 100   154 455    161 982
                                   -----------------------------------------------------------------------------
National Research Foundation:       134 963   135 000   139 000       143 100     147 100   154 455    161 982
Technology and Human Research
for Industry Programme
----------------------------------------------------------------------------------------------------------------

                                                                             765

2006 Estimates of National Expenditure

TABLE 32.5 ENTERPRISE AND INDUSTRY DEVELOPMENT (CONTINUED)
----------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED
                                          AUDITED OUTCOME       APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06     2006/07   2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PUBLIC CORPORATIONS
OTHER TRANSFERS
CURRENT                             190 492   220 284   199 371       199 580     205 479   215 013    224 566
                                   -----------------------------------------------------------------------------
Development Bank of Southern
Africa:                                  --     7 600     5 000            --          --        --         --
Community Public Private
Partnership Council for Scientific
and Industrial                        5 000     2 000     2 000         2 120       2 247     2 359      2 474
Research: Technology Transfer
Centre
Council for Scientific and
Industrial                            6 000     6 000     2 500         1 860       5 404     5 884      6 171
Research: Technology for Women
in
Business
Council for Scientific and
Industrial                            1 000     1 000     1 500         1 380       1 124     1 180      1 238
Research: National Cleaner
Production
Centre
South African Bureau of
Standards:                           85 000    91 407    98 099       102 484     126 445   132 018    137 721
Research Contribution
Council for Scientific and
Industrial                           33 000    34 000    39 500        34 832      36 922    38 768     40 657
Research: National Measuring
Standards
Khula                                20 000    25 000    25 000        56 383      32 090    33 495     34 932
Ntsika Enterprise Promotion
Agency                               40 000    52 000    25 180            --          --        --         --
South African Bureau of
Standards:                              492     1 277       592           521       1 247     1 309      1 373
Small Business Technical
Consulting
                                   -----------------------------------------------------------------------------
CAPITAL                              52 000    95 000    88 300        80 982      80 842    84 884     89 020
                                   -----------------------------------------------------------------------------
Industrial Development
Corporation:                         52 000    83 000    83 000        80 980      80 839    84 881     89 017
Support Programme for Industrial
Innovation
Council for Scientific and
Industrial                               --     2 000     2 000             1           1         1          1
Research: Technology Transfer
Capital
Guarantee Fund
Council for Scientific and
Industrial                               --    10 000     3 000             1           1         1          1
Research: Technology Venture
Capital
Council for Scientific and
Industrial                               --        --       300            --           1         1          1
Research: Aerospace Industry
                                   -----------------------------------------------------------------------------
PRIVATE ENTERPRISES
OTHER TRANSFERS
CURRENT                                  --        --        --             1       3 932     4 129      4 330
                                   -----------------------------------------------------------------------------
Co-Operatives Incentive Scheme           --        --        --             1       3 932     4 129      4 330
                                   -----------------------------------------------------------------------------
FOREIGN GOVERNMENTS AND
 INTERNATIONAL ORGANISATIONS
CURRENT                               6 387     6 737     3 192         3 200       3 818     4 009      4 204
                                   -----------------------------------------------------------------------------
United Nations Industrial
Development                           6 387     6 737     3 192         3 200       3 818     4 009      4 204
Organisation
                                   -----------------------------------------------------------------------------
NON-PROFIT INSTITUTIONS
CURRENT                               3 000     9 500     5 500         4 121       9 248     9 710     10 183
                                   -----------------------------------------------------------------------------
National Co-operatives
Association of                        2 000     3 500     3 500             1           1         1          1
South Africa
Proudly South African Campaign           --     4 000        --            --          --        --         --
South African Women
Entrepreneurs'                        1 000     2 000     2 000         4 120       2 247     2 359      2 474
Network
Black Economic Empowerment               --        --        --            --       7 000     7 350      7 708
Advisory Council
                                   -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
TOTAL                               502 389   666 487   699 202     1 135 486   1 170 990 1 212 760  1 274 692
----------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure grew from R528,7 million in 2002/03 to R1,2 billion in 2005/06, at an annual average rate of 31,6 per cent, and is expected to increase further over the MTEF, at a rate of 3,7 per cent to reach R1,3 billion in 2008/09. The increase is due to the capitalisation of the National

                                                     Vote 32: Trade and Industry

Empowerment Fund, the strengthening of the South African Apex Fund programme and the implementation of the Co-operatives Development Bill and policy.

Transfers and subsidies make up, on average, 94,5 per cent of the programme's budget. The Technology for Women in Business initiative received R6 million as transfers to the Council for Scientific and Industrial Research in transfers in
2003/04, and a further R2,5 million in 2004/05.

Expenditure on compensation of employees has risen from R1 7 million in 2002/03 to R35,8 million in 2005/06, an increase of 28,3 per cent, for expanding human capital and implementing new mandates such as BEE. Expenditure on goods and services increases at an average annual rate of 27,7 per cent between 2002/03 and 2008/09 to cater for the development of policies on BEE, co-operatives and competitiveness.

During 2006/07, more than R750 million will be earmarked for specific small business projects. The programme will also host most of the projects driven by
EU donor funding.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Enterprise development

The Small Enterprise Development Agency (SEDA), responsible for implementing government's integrated small enterprise development strategy, has begun setting up provincial and local offices.

The South African Micro-Finance Apex Fund (SAMAF) was created in 2005/06 to address sustainable access to affordable financial services for the poor.

The regulations under the co-operatives legislation are ready for publication and approval by the minister. The co-operatives strategy has been finalised. A capacity-building programme for sectored co-operatives has been initiated and training manuals compiled. The list of 10 most purchased products to be procured by government from SMMEs will be tabled for cabinet approval.

Black economic empowerment

Cabinet adopted the first phase of the codes of good practice in October 2005, and the department released the second phase for public comment in November
2005. More than 30 transformation charters are currently being negotiated or completed.

Industrial competitiveness

An implementation strategy for an aerospace industry support initiative has been completed, and an aerospace industrial centre of excellence is being set up.
Work has also begun on a draft national space policy and on implementing the department's responsibilities under the Space Affairs Amendment Act (1995).

A strategy for dealing with import parity pricing was approved by Cabinet.
Discussions with the steel sector on a more competitive domestic steel-pricing model are continuing. 18 projects (total project value R16,4 million) have been approved under the support programme for industrial innovation, of which 11 were for BEE entities. 927 researchers and 2 624 students have been supported (53 per cent black and 35 per cent female) under the technology and human research for industry programme. 401 enterprises have been supported (60 per cent SMMEs and 7 per cent BEE). The multi-criteria decision model for project approvals has been changed to increase BEE enterprise participation. The South African national accreditation system (SANAS) accredited 400 new technical standards and 128 bodies.

                                                                             767

2006 Estimates of National Expenditure

Significant progress has been made with the development Industrial Policy which will be finalised by March 2007.

Under the industrial participation programme, 42 projects were approved and investment and export performances to the value of US$1,5 billion achieved.
Milestones have been set for large multinationals under the national industrial participation programme. An implementation framework for supporting industrial centres of excellence has been finalised. Initial work to align sector development strategies (customised sector programmes) and the skills strategies of Sector Education and Training Authorities (SETAs) (sector skills plans) have started. The draft national critical skills list for 2005/06 has been finalised.
The Department of Home Affairs will be using this list to recruit foreign skills.

SELECTED MEDIUM-TERM OUTPUT TARGETS

ENTERPRISE AND INDUSTRY DEVELOPMENT

MEASURABLE OBJECTIVE: A more competitive economy per sector and enterprise level; a greater contribution to the economy by small enterprises; and increased participation in the economy by historically disadvantaged people and communities.

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME       OUTPUT                                MEASURE/INDICATOR                   TARGET
----------------------------------------------------------------------------------------------------------------------------

Industrial         Industrial policy                     Industrial policy approved by       March 2007
Competitiveness                                          Cabinet

                   Import parity pricing                 Agreement reached with all           March 2007
                                                         stakeholders

                   Aerospace industry support            Aerospace supply chain               March 2007
                   initiative                            programmes implemented

                   Support programme for industrial      Number and value of projects        80 projects assisted at a
                   innovation                            assisted                            total value of R160 million

                   Technology and human resources        Number of researchers assisted      900 researchers assisted
                   for industry programme
                                                         Number of students supported        2 200 students supported

                                                         Number of enterprises supported     375 enterprises supported

                   Technical infrastructure              Number of facilities accredited     128 facilities

                                                         Number of new and revised           400 new and revised standards
                                                         standards

                                                         Cabinet approvals                   February 2007

                                                         The Accreditation for Metrology,
                   Technical regulatory framework        Conformity Assessment and Good
                                                         Laboratory Practice Bill. The
                                                         Measurement Units and
                                                         Measurement Standards Bill

                                                         The Standards Bill, and
                                                         The Compulsory Specification of
                                                         Standards Bill

                   National Services Sector Frame        Ministerial approval of framework   March 2007
                   work

                   Manufacturing skills strategy         Strategy approved                   November 2006

                                                         Frequency of updated National       Annually
                                                         critical skills list
----------------------------------------------------------------------------------------------------------------------------

                                                     Vote 32: Trade and Industry

----------------------------------------------------------------------------------------------------------
SUBPROGRAMME            OUTPUT                           MEASURE/INDICATOR                TARGET
----------------------------------------------------------------------------------------------------------

Enterprise Development  Efficient payment of SMMEs by    Implementation strategy          March 2007
                        government                       finalised

                        Small business definitions       A comprehensive standard SMME    December 2006
                                                         definition

                        SMME-friendly municipal          Completed study of impact of     November 2006
                        regulations                      municipal regulations on small
                                                         business development in
                                                         conjunction with Department of
                                                         Provincial and Local Government
----------------------------------------------------------------------------------------------------------
Co-operatives           Implementation of                Number of targeted beneficiaries June 2006
                        co-operatives strategy           assisted through grants

                        " Set aside" products for SMME   "Set aside" products approved    April 2006
                                                         by Cabinet
----------------------------------------------------------------------------------------------------------
Equity and Empowerment  Implementation of Broad-Based    Implementation of BEE codes of   March 2007
                        Black Economic Empowerment       good practice

                                                         Establishment of BEE Advisory    June 2006
                                                         Council

                        Integrated financing             Draft strategy approved by       December 2006
                        mechanisms to support BEE        Minister

                        Strategic framework for          Cabinet approval of women's and  September 2006
                        women's and gender empowerment   gender strategic framework

                                                         Women's empowerment training     November 2006
                                                         programme ready to implement
----------------------------------------------------------------------------------------------------------

PROGRAMME 4: CONSUMER AND CORPORATE REGULATION

The Consumer and Corporate Regulation programme develops and implements regulatory solutions for investors, inventors and consumers.

There are three subprogrammes:

o     Policy and Legislative Development develops coherent, predictable and transparent regulatory solutions.

o     Enforcement and Compliance ensures that participants in economic activities comply with consumer and corporate rules.

o     Regulatory Services monitors a number of regulatory agencies, such as the competition authorities, the National Gambling Board and the Estate Agency
      Affairs Board.

TABLE 32.6 CONSUMER AND CORPORATE REGULATION
----------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                         ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

Policy and Legislative
Development                           5 895     6 099    2 709          7 594      8 933       9 376      9 800
Enforcement and Compliance           10 328    12 365   14 765         26 670     30 643      32 082     33 534
Regulatory Services                 120 671    96 650   82 110         85 626    106 779     105 640    110 662
----------------------------------------------------------------------------------------------------------------
TOTAL                               136 894   115 114   99 584        119 890    146 355     147 098    153 996
----------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                          1 985     21 375      15 869     16 206
----------------------------------------------------------------------------------------------------------------

                                                                             769

2006 Estimates of National Expenditure

TABLE 32.6 CONSUMER AND CORPORATE REGULATION (CONTINUED)
----------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                     16 117    17 991   24 740         46 801     45 429      47 710     50 035
                                   -----------------------------------------------------------------------------
Compensation of employees             6 936     9 369   13 128         21 760     25 627      26 908     28 221
Goods and services
of which:                             9 181     8 622   11 612         25 041     19 802      20 802     21 814
Communication                            65        76       44            186        197         207        217
Computer Services                        --        --       --            492        522         548        574
Consultants, contractors and
special services                      1 116     1 622    4 717          9 880     10 473      10 996     11 532
Inventory                               419       394      467            391        414         435        456
Maintenance repair and running
cost                                    297         1       --             --         --          --         --
Operating leases                         42         5       12             --         --          --         --
Travel and subsistence                1 236     1 088    1 858          2 385      2 528       2 655      2 784
Advertising                              50     1 099      704          1 043      1 106       1 161      1 217
Other                                 5 956     4 337    3 810         10 664      4 562       4 800      5 033
                                   -----------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES             120 692    96 679   74 612         72 500    100 303      98 734    103 275
                                   -----------------------------------------------------------------------------
Provinces and municipalities             21        29       38             44         10          --         --
Departmental agencies and
accounts                            110 437    85 860   63 755         60 654     87 933      85 756     89 665
Public corporations and private
enterprises                           8 000     9 000    9 000          9 540     10 113      10 619     11 136

Foreign governments and               2 234     1 790    1 790          2 120      2 247       2 360      2 474
international organisations
Households                               --        --       29            142         --          --         --
                                   -----------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS              85       444      232            589        623         654        686
                                   -----------------------------------------------------------------------------
Machinery and equipment                  85       444      232            589        623         654        686
                                   -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
TOTAL                               136 894   115 114   99 584        119 890    146 355     147 098    153 996
----------------------------------------------------------------------------------------------------------------

DETAILS OF TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS

PUBLIC ENTITIES
CURRENT                             110 437    85 860   63 755         60 654     87 933      85 756     89 665
                                   -----------------------------------------------------------------------------
National Gambling Board               9 500    11 000   15 800         12 262     12 998      13 648     14 312
Competition Commission                   --    25 923   28 177         28 240     22 434      23 221     24 000
National Lotteries Board                 --        --       --             --      2 000       2 000      2 000
Companies and Intellectual
Property                             88 937    37 937    3 578          4 252      4 647       4 880      5 117
Registration Office
Competition Tribunal                     --        --       --             --      8 000       8 560      9 159
Micro Finance Regulatory
Council                              12 000    11 000   16 200         15 900     22 854      23 997     25 165
National Credit Regulator                --        --       --             --     15 000       9 450      9 911
                                   -----------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PUBLIC CORPORATIONS
OTHER TRANSFERS
CURRENT                               8 000     9 000    9 000          9 540     10 113      10 619     11 136
                                   -----------------------------------------------------------------------------
South African Bureau of Standards:    8 000     9 000    9 000          9 540     10 113      10 619     11 136
Trade Metrology
                                   -----------------------------------------------------------------------------
FOREIGN GOVERNMENTS AND
INTERNATIONAL ORGANISATIONS
                                   -----------------------------------------------------------------------------
CURRENT                               2 234     1 790    1 790          2 120      2 247       2 360      2 474
                                   -----------------------------------------------------------------------------
World Intellectual Property           2 234     1 790    1 790          2 120      2 247       2 360      2 474
Organisation
                                   -----------------------------------------------------------------------------
OTHER TRANSFERS
CURRENT                                  --        --       --            142         --          --         --
                                   -----------------------------------------------------------------------------
Consumer Awards                          --        --       --            142         --          --         --
                                   -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
TOTAL                               120 692    96 679   74 612         72 500    100 303      98 734    103 275
----------------------------------------------------------------------------------------------------------------

                                                     Vote 32: Trade and Industry

EXPENDITURE TRENDS

Expenditure decreased from R136,9 million in 2002/03 to R119,9 million in
2005/06, an average annual decrease of 4,3 per cent, but is expected to increase to R154 million in 2008/09 at an average annual rate of 8,7 per cent. Transfers and subsidies reflect the same pattern, decreasing at a rate of 15,6 per cent, from R120,7 million in 2002/03 to R72,5 million in 2005/06, and increasing to an expected R103,3 million in 2008/09, at a rate of 12,5 per cent. The decreases are because the Company and Intellectual Property Registration Office became a self-funding entity in June 2002, and so received smaller transfers from the department from 2003/04.

The increase over the 2006 MTEF is due to the increase of transfers to various institutions including the National Credit Registrar and the transfer of the
Registrar of Co-operatives' functions from the Department of Agriculture to the
Department of Trade and Industry in 2005/06, requiring a provision for the employees that were also transferred.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Policy and legislation

The Patent Amendment Bill was enacted in December 2005 and regulations published. A policy on interactive gambling is ready for tabling at the National
Gambling Policy Council. The business unit has begun a review of the national lotteries legislation. The National Credit Bill was passed by the National
Assembly in December 2005, and Cabinet approved the Consumer Bill for public comment.

Enforcement and compliance

The consumer helpline received 403 enquiries. 6 company complaints were resolved with an average turnaround time of 46 days. 15 intellectual property complaints were resolved. The National Liquor Authority acknowledged 207 review notifications and issued 5 new registration certificates.

Regulatory services

The debt counselling call centre became operational in October 2005, and 2 469 calls have been received since then. Draft regulations for the registration and functions of debt counsellors were prepared. The London School of Economics offers a three-day course on regulation to staff in the policy and legislation unit. A memorandum of understanding between the department and the South African
Revenue Service was prepared to offer specialised training courses to investigators in the enforcement and compliance unit.

                                                                             771

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

CONSUMER AND CORPORATE REGULATION

MEASURABLE OBJECTIVE: Business certainty and access to redress by economic citizens, through the provision of appropriate policy frameworks, legislation and regulation, as well as efficient and fair regulatory services.

---------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME            OUTPUT                               MEASURE/INDICATOR                         TARGET
---------------------------------------------------------------------------------------------------------------------------------

Policy and Legislative  Corporate law reform                 Company Bill approved by Cabinet and      December 2006
Development                                                  submitted to state law advisors
                                                             following public comment

                        Consumer law reform                  Consumer Bill introduced into Parliament  August 2006

                        Intellectual property law reform     New intellectual property policy          March 2007
                                                             published for public comment

                        Review of regulatory framework       Legislation drafted, following public     March 2007
                        for estate agents                    comment

                        Review of competition policy         Bill introduced into Parliament,          October 2006
                                                             following public comment
---------------------------------------------------------------------------------------------------------------------------------
Enforcement and         Consumer complaints and              Number of consumer complaints resolved    1 000 complaints resolved
Compliance              investigations                                                                 within 3 day

                                                             Number of investigations                  60 reactive and 12
                                                                                                       proactive investigations

                        Company investigations and           Number of company investigations          6 investigations per year
                        complaints                           per year

                                                             Number of complaints resolved             240 complaints resolved
                        Review of manufacturing and          Percentage of licence reviews             80% of 1 074 reviews
                        wholesale liquor licences            finalised                                 finalised
---------------------------------------------------------------------------------------------------------------------------------
Regulatory Services     Governance of regulatory agencies    Frequency of review of all agencies'      Annually
                                                             business and strategic plans submitted
                                                             to the minister for approval

                        Capacity building of                 Percentage of investigators trained in    90% of investigators
                        investigators                        aspects of forensic investigation and     trained
                                                             alternative dispute resolution

                        Establishment of new regulatory      Credit regulator operational              April 2006
                        agencies                             Companies Commission operational          July 2007
                                                             Consumer Commission operational           January 2007
---------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: THE ENTERPRISE ORGANISATION

The Enterprise Organisation programme provides efficient administration of enterprise support measures.

There are three subprogrammes:

o     Incentive Administration manages and implements existing business incentive schemes.

o     New Incentive Development develops new incentive schemes.

o     Business Development and After-Care facilitates access to targeted groups.

TABLE 32.7 THE ENTERPRISE ORGANISATION
----------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                         ADJUSTED
                                          AUDITED OUTCOME       APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

Incentive Administration            579 740   782 993   910 550     1 157 486  1 406 159   1 608 965  1 862 484
New Incentive Development                --        --        42         2 861      3 090       3 248      3 397
Business Development and After-          --        --       144        10 312     10 920      11 464     11 984
Care
----------------------------------------------------------------------------------------------------------------
TOTAL                               579 740   782 993   910 736     1 170 659  1 420 169   1 623 677  1 877 865
----------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                        184 000    374 310     525 525    724 805
----------------------------------------------------------------------------------------------------------------

                                                     Vote 32: Trade and Industry

TABLE 32.7 THE ENTERPRISE ORGANISATION
----------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED
                                          AUDITED OUTCOME       APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                     57 598    40 668    42 156        43 978     51 970      54 582     57 183
                                   -----------------------------------------------------------------------------
Compensation of employees            22 488    28 400    29 043        31 337     37 966      39 864     41 750
Goods and services                   35 110    12 268    13 113        12 641     14 004      14 718     15 433
of which:
Communication                           166       153        80           340        350         408        418
Computer Services                       632       856       890         1 200      1 236       1 440      1 476
Consultants, contractors and
special services                      4 638     3 496     6 061         5 792      5 966       6 950      7 124
Inventory                               879       699       703           558        575         670        686
Maintenance repair and running
cost                                    196        13         5           115        106         111        116
Operating leases                        193       233        49           150        159         167        175
Travel and subsistence                3 081     2 620     2 653         2 333      2 403       2 800      2 870
Advertising                           1 573       282        62           300        309         360        369
                                   -----------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES(1)          521 169   741 702   868 164     1 124 438  1 367 821   1 568 698  1 820 267
                                   -----------------------------------------------------------------------------
Provinces and municipalities         58 268   160 750    93 127       163 715    422 026     628 113    834 356
Public corporations and private
enterprises                         462 901   580 952   774 758       960 723    945 795     940 585    985 911
Households                               --        --       279            --         --          --         --
                                   -----------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS             973       623       416         2 243        378         397        415
                                   -----------------------------------------------------------------------------
Machinery and equipment                 973       623       409         2 243        378         397        415
Software and other intangible
assets                                   --        --         7            --         --          --         --
                                   -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
TOTAL                               579 740   782 993   910 736     1 170 659  1 420 169   1 623 677  1 877 865
----------------------------------------------------------------------------------------------------------------
1.    Where the name of an entity is not specified, transfer payments are being made to various institutions

---------------------------------------------------------------------------------------------------------------
DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
PROVINCES AND MUNICIPALITIES
PROVINCES
PROVINCIAL AGENCIES AND FUNDS
CAPITAL                              58 200   160 665    93 043       163 609    422 012     628 113    834 356
                                   -----------------------------------------------------------------------------
Coega Development Corporation        58 200   122 567    55 375       115 675    345 012     510 263    635 636
East London Development                  --    38 098    37 668        27 934     58 200      88 610    154 030
Corporation
Richards Bay Development                 --        --        --        20 000     18 800      29 240     44 690
Corporation
                                   -----------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PRIVATE ENTERPRISES
SUBSIDIES ON PRODUCTION OR
PRODUCTS
CURRENT                             413 787   472 380   612 756       718 489    758 892     743 337    778 104
                                   -----------------------------------------------------------------------------
Small and Medium Manufacturing      169 988   100 313    47 163        37 000      1 000       1 049      1 102
Development Programme
Enterprise Development              161 857   353 997   561 688       615 688    598 636     628 569    659 201
Manufacturing Development            64 754    16 100     3 905           900          1           1          1
Programme Incentives
Industrial Development Zones         13 798     1 970        --         4 900     16 854      17 697     18 559
Business Process Outsourcing             --        --        --            --     70 000      20 000     20 000
(BPO)
Film and Television Production           --        --        --        40 000     72 400      76 020     79 240
Incentive
Tax Holiday Scheme                    3 390        --        --             1         --          --         --
Staple Food Fortification
Programme                                --        --        --        20 000          1           1          1
                                   -----------------------------------------------------------------------------

                                                                             773

2006 Estimates of National Expenditure

TABLE 32.7 THE ENTERPRISE ORGANISATION (CONTINUED)
----------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

OTHER TRANSFERS
CURRENT                              49 114   100 399   127 006       137 203    116 973     123 821    130 802
                                   -----------------------------------------------------------------------------
Export Market and Investment             --    59 970    85 706       110 720     91 971      97 569    103 271
Assistance
Competitiveness Fund                 39 980    21 998    16 606           700         --          --         --
Sector Partnership Fund               9 134    15 440    12 702           780         --          --         --
Black Business Supplier                  --     2 991    11 992        20 001     25 000      26 250     27 529
Development Programme
Micro-Investor Fund                      --        --        --             2          1           1          1
South African Capital Goods              --        --        --         5 000          1           1          1
Feasibility Study Fund
                                   -----------------------------------------------------------------------------
CAPITAL                                  --     8 173    34 996       105 031     69 930      73 427     77 005
                                   -----------------------------------------------------------------------------
Critical Infrastructure Programme        --     8 173    34 996       105 031     69 930      73 427     77 005
                                   -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure has increased significantly over the seven-year period, rising from
R579,7 million in 2002/03 to R1,9 billion in 2008/09, an average annual increase of 21,6 per cent. The increase is due to the demand for incentives under the small and medium enterprise development programme and the critical infrastructure programme and the industrial development zones.

Over the MTEF, transfers and subsidies comprise, on average, 95,1 per cent of the programme's expenditure.

Expenditure on current payments has risen significantly as a result of effectively marketing the incentive schemes.

Additional funding of R50 million was allocated for 2006/07 to a new investment incentive scheme on business process outsourcing.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Incentive schemes

In 2004/05, 2 801 applications were approved under the small and medium enterprise development programme, with an investment value of R14,4 billion and incentives valued at R1,4 billion. The projected number of jobs to be created is
65 430. The value of claims paid in 2004/05 was R562 million, and by June 2005 an additional R166,3 million had been paid.

In 2004/05, 1 662 firms received assistance valued at R82,2 million under the export market and investment assistance programme. Of these firms, 76,2 per cent were SMMEs, 6,6 per cent were black-owned enterprises and 7,9 per cent were women-owned enterprises.

The film and television production incentive was introduced in June 2004. 10 of
16 applications were approved, with an incentive value of R73,4 million.

In the first half of 2004/05, the business unit trained 6 868 entrepreneurs and
308 network facilitators to access various incentives. 181 network consultants were trained to facilitate applications from SMMEs and historically disadvantaged individuals. A client referral system has been established by forming more than 45 partnerships with stakeholders and economic service providers to improve the geographic spread and access to the department's incentives.

                                                     Vote 32: Trade and Industry

Infrastructure

Infrastructure developments in the Coega Development Corporation industrial development zone (IDZ) and the East London IDZ are progressing as planned. The critical infrastructure programme (CIP) expenditure in 2004/05 was R128 million.
The total investment value for CIP projects was R4,5 billion. An additional four new infrastructure projects were approved in November and December 2005, amounting to R153,4 million and with a total infrastructure development value of
R580 million.

Strategic industrial projects

22 strategic industrial projects were approved with an estimated investment value of R6,8 billion. The strategic industrial projects programme allowance commitment was R4,5 billion, which created 5 533 jobs. The number of approved projects to date is 41, with an investment estimated at R19,5 billion and the allowance commitment amounting to R9,1 billion.

Royalty agreements

229 royalty agreements were approved, of which 53 per cent were new.

South African Capital Goods Feasibility Study Fund

An operational manual and guidelines were drawn up and approved by the South
African Capital Goods Feasibility Study Fund panel, which is made up of industry representatives appointed by the director-general to oversee the administration and adjudication of applications to the fund. One application of R5 million was approved to develop a bankable feasibility study for establishing a sugar processing plant in Ghana.

SELECTED MEDIUM-TERM OUTPUT TARGETS

THE ENTERPRISE ORGANISATION

MEASURABLE OBJECTIVE: Efficient and effective administration of incentive schemes

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME               OUTPUT                         MEASURE/INDICATOR                 TARGET
----------------------------------------------------------------------------------------------------------------------------

Incentive Administration   Export market and investment   Number of companies assisted      205 companies assisted by June
                           assistance scheme                                                2007

                           Sector specific assistance     Number of projects approved and   14 projects processed in a
                           scheme                         processed                         minimum of 6 key departmental
                                                                                            sectors by September 2006

                           Black business supplier        Number of projects approved and   500 projects approved and 600
                           programme                      number of claims paid             claims paid

                           Critical infrastructure        Number of project funding         6 funding applications
                           programme (CIP)                applications approved             approved with an average value
                           administration and management                                    of R50 million by June 2007

                           Review of CIP, including a     Number of projects assessed and   10 projects reported on
                           funding model                  reported on

                           Small Medium Enterprise        Number of projects approved and   2 500 projects approved and 2
                           Development Programme          number of claims paid             500 claims paid by March 2007

                           Industrial development zones   Amended IDZ regulations approved  April 2006
                           programme
                                                          Customs control area rules        April 2006
                                                          approved by South African
                                                          Revenue Service commissioner

                                                          Policy on IDZ ownership,          April 2006
                                                          funding and IDZ-specific
                                                          incentives approved by Cabinet

                                                          New funding model for IDZs         May 2006
                                                          (separate from the CIP)
                                                          implemented
----------------------------------------------------------------------------------------------------------------------------

                                                                             775

2006 Estimates of National Expenditure

----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME               OUTPUT                         MEASURE/INDICATOR                 TARGET
----------------------------------------------------------------------------------------------------------------------------

                           IDZ matching grant             Number of adjudicated             4 adjudicated applications
                                                          applications processed and        processed and 3 approved
                                                          approved

                                                          Number of feasibility and         3 reports
                                                          business development reports
                                                          for existing and potential IDZs

                           New Incentive Development      Modifications to scale-up the     July 2006
                                                          black business supplier
                                                          development programme

                                                          Business Process  Outsourcing     September 2006
                                                          Incentive Scheme introduced
----------------------------------------------------------------------------------------------------------------------------
Business Development and   Business development support   Presentations at targeted         240 presentations and 6 400
After-Care                 to enterprises                 workshops and numbers reached     reached

                                                          Number of trained and accredited  350 facilitators accredited network facilitators

                           Management of customer         Rate of acknowledging enquiries   Enquiries acknowledged within
                           enquiries                                                        24 hours

                           Improved stakeholder           Extent of responses to            No unanswered enquiries by
                           relations                      executive enquiries               middle 2006/07
----------------------------------------------------------------------------------------------------------------------------

PROGRAMME 6: TRADE AND INVESTMENT SOUTH AFRICA

The Trade and Investment South Africa programme provides leadership to key growth sectors in the economy, developing South Africa's capacity to export to targeted markets and increasing direct investments in the country.

There are three subprogrammes:

o     Investment Promotion and Facilitation formulates and implements the department's investment strategy. It promotes investment opportunities to potential local and foreign investors through its project management and advisory services, using instruments such as investment missions, exhibitions, and the department's network of foreign offices. In addition, it offers facilitation and aftercare services to investors.

o     Export Development and Promotion promotes South African products and services through export advice, matchmaking, market intelligence, export councils, targeted information and financial assistance at international trade fairs and trade missions.

o     Customised Sector Programmes builds partnerships between government and its social partners and seeks high impact, enduring initiatives that will materially address government's economic aspirations.

TABLE 32.8 TRADE AND INVESTMENT SOUTH AFRICA
----------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                         ADJUSTED
                                          AUDITED OUTCOME       APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

Investment Promotion and
Facilitation                        265 602   114 582    58 720        59 969     32 194      33 802     36 346
Export Development and Promotion    260 662   256 034   197 365       235 707    240 967     261 410    287 852
Customised Sector Programmes             --     6 386    25 899        41 123     49 102      51 558     54 281
----------------------------------------------------------------------------------------------------------------
TOTAL                               526 264   377 002   281 984       336 799    322 263     346 770    378 479
----------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                        (21 287)   (57 307)    (51 778)   (39 996)
----------------------------------------------------------------------------------------------------------------

                                                     Vote 32: Trade and Industry

TABLE 32.8 TRADE AND INVESTMENT SOUTH AFRICA (CONTINUED)
----------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                    111 174   139 748   137 474       132 853    151 284     158 891    168 471
                                   -----------------------------------------------------------------------------
Compensation of employees            85 097    67 559    56 239        73 202     85 630      89 911     95 336
Goods and services                   26 077    72 189    50 159        59 651     65 654      68 980     73 135
of which:
Communication                         3 692     4 040     1 881           839        890         935        980
Computer Services                       156        16       269            --         --          --         --
Consultants, contractors and
special services                        323     1 814    12 364        17 681     18 742      19 680     20 639
Inventory                             2 117     2 325     2 562         2 270      2 407       2 527      2 650
Maintenance repair and running
cost                                    407     1 896     1 171            --      1 002       1 047      1 070
Operating leases                        358       255    10 119           168      5 100       5 330      5 450
Travel and subsistence               11 052    10 471     9 857        14 292     15 149      15 906     16 681
Advertising                              13       542       494           652        840         865        890
Other                                 7 959    50 830    11 443        23 749     21 524      22 690     24 775
Financial transactions in assets
and liabilities                          --        --    31 076            --         --          --         --
                                   -----------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES(1)          414 889   236 582   142 818       201 058    170 023     186 875    208 944
                                   -----------------------------------------------------------------------------
Provinces and municipalities             49        63        63            80         43          --         --
Departmental agencies and accounts  219 840    32 128    10 800         3 000          1           1          1
Public corporations and private
enterprises                         195 000   201 231   123 531       189 546    161 077     177 526    199 033
Foreign governments and
international organisations              --     3 160     8 000         8 400      8 902       9 348      9 910
Households                               --        --       424            32         --          --         --
                                   -----------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS             201       672     1 692         2 888        956       1 004      1 064
                                   -----------------------------------------------------------------------------
Machinery and equipment                 201       672     1 634         2 813        956       1 004      1 064
Software and other intangible
assets                                   --        --        58            75         --          --         --
                                   -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
TOTAL                               526 264   377 002   281 984       336 799    322 263     346 770    378 479
----------------------------------------------------------------------------------------------------------------
1.    Where the name of an entity is transfer payments are being made to not specified, various institutions
----------------------------------------------------------------------------------------------------------------

DETAILS OF TRANSFERS AND SUBSIDIES:
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                             219 840    32 128    10 800         3 000          1           1          1
                                   -----------------------------------------------------------------------------
Trade and Investment South Africa   219 840    31 000    10 800         3 000          1           1          1
South African Tourism Board              --     1 128        --            --         --          --         --
                                   -----------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PUBLIC CORPORATIONS
OTHER TRANSFERS
CURRENT                             195 000   177 000   100 000       155 639    160 016     176 412    197 852
                                   -----------------------------------------------------------------------------
Council for Scientific and
Industrial                               --        --        --             1          1           1          1
Research: Maritime Industry Project
Export Credit Insurance Corporation 195 000   177 000   100 000       155 638    160 015     176 411    197 851
                                   -----------------------------------------------------------------------------
PRIVATE ENTERPRISES
OTHER TRANSFERS
CURRENT                                  --    24 231    23 531        33 907      1 061       1 114      1 181
                                   -----------------------------------------------------------------------------
General Export Incentive Scheme          --    15 725        --            --         --          --         --
Youth Internship Programme               --     8 506    10 741           700         --          --         --
Aichi Exposition                         --        --    12 790        32 207          1           1          1
National Automotive Industry
Development Centre                       --        --        --         1 000      1 060       1 113      1 180
----------------------------------------------------------------------------------------------------------------

                                                                             777

2006 Estimates of National Expenditure

TABLE 32.8 TRADE AND INVESTMENT SOUTH AFRICA (CONTINUED)
----------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

FOREIGN GOVERNMENTS AND
INTERNATIONAL ORGANISATIONS
CURRENT                                  --     3 160     8 000         8 400      8 902       9 348      9 910
                                   -----------------------------------------------------------------------------
Export Consultancy Trust Fund:           --     1 580     4 000         4 200      4 451       4 674      4 955
International Bank for
Reconstruction and
Development (World Bank)
Export Consultancy Trust Fund:           --     1 580     4 000         4 200      4 451       4 674      4 955
International Finance Corporation
                                   -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
TOTAL                               414 889   236 582   142 818       201 058    170 023     186 875    208 944
----------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure fluctuates significantly, driven by uneven payments to the Export
Credit Insurance Corporation (ECIC) and the foreign mission offices. A major reduction in the allocation to the ECIC in the 2004/05 Adjusted Estimates Budget
resulted in a 43,5 per cent decrease in expenditure between 2003/04 and 2004/05.
Expenditure allocations of R19 million and R21 million in 2004/05 and 2005/06 are for South Africa's participation in the 2005 Aichi world exposition.

While the budget decreased substantially from 2002/03 to 2005/06, it is expected to grow by 4 per cent over the MTEF, based on an inflation adjustment.

Expenditure on goods and services will increase from R59,7 million in 2005/06 to
R73,1 million in 2008/09 as a result of activities associated with shifting functions from Trade and Investment South Africa (TISA) (a section 21 company)
to the department. Compensation of employees increases, as employees of TISA will be absorbed into the department, from R85,1 million in 2002/03 to R95,3 million in 2008/09, an average annual increase of 1,9 per cent. Remuneration package differences still have to be resolved, and TISA is likely to be officially dissolved by March 2006.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Investment promotion and facilitation

6 investment seminars, 13 sector-specific presentations and 21 targeted presentations were conducted. There were 13 outward investment missions, and 7 inward investment missions. The department also participated in 5 investment pavilions, including, for the first time, pavilions at the tourism indaba in
Durban in May 2005, and the China International Fair for Investment and Trade
Exhibition in Shanghai in September 2005.

In terms of the department's investment strategy, a memorandum of understanding was finalised with an international consultant and the Foreign Investment
Advisory Service. The ninth meeting of the president's International Investment
Council was held during the third quarter of 2005.

Export development and promotion

Nine trade bulletins were published and distributed monthly, containing over 248 validated and verified business opportunities received through the network of the department's foreign offices. Non-financial assistance in the form of information and advice was provided to about 850 exporters, and more than 4 000 copies of customised reference books and self-study publications on export processes and procedures were distributed through the national trade network.
The e-Commerce for Exporters publication was launched in November 2005.

                                                     Vote 32: Trade and Industry

The pilot phase of developing the exporters database has been finalised. This is a joint project between the Department of Trade and Industry and the Small
Enterprises Development Agency.

17 national pavilions across 8 sectors were held during the last six months of
2005, and 172 companies exhibited on them. The firms estimated the total value of exports to be realised, as a result of their participation at these events, at R137 million. 17 inward-buying missions were facilitated from 29 countries across 8 sectors. 24 outward-bound trade missions were facilitated. TISA has considerably increased market access for at least 150 companies during the year.

40 export promotion projects have been identified and are in different stages of planning and implementation. Of these, 20 fall within the resource-based cluster, 15 in manufacturing and 5 in the services cluster. Over 100 individual firms were assisted with information on foreign markets and export-marketing advice.

Customised sector programmes

The emphasis has been on identifying and appraising high impact projects in the
11 priority sectors. The sector strategies and programmes for 9 priority sectors have been completed. The executive board has already endorsed 10 project profiles, and 55 project profiles are waiting approval.

SELECTED MEDIUM-TERM OUTPUT TARGETS

TRADE AND INVESTMENT SOUTH AFRICA
MEASURABLE OBJECTIVE: Increased levels of direct investment and exports, in aggregate and in government's priority sectors

-----------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                  OUTPUT                   MEASURE/INDICATOR           TARGET
-----------------------------------------------------------------------------------------------------------------------------

Investment Promotion and      Investment facilitation  Number of seminars,         8 investment seminars,
Facilitation                                           pavilions and missions      6 investment pavilions,
                                                                                   22 sector specific presentations,
                                                                                   11 sector-specific briefs
                                                                                   24 inward/outward customised targeted
                                                                                   investment presentations (multi-sectoral)
                                                                                   5 ministerial or presidential missions
                                                                                   2 international investment Councils
                              Investment promotion     Publish and implement       2006/07
                                                       investment promotion        3 international investment conferences
                                                       strategy and framework
-----------------------------------------------------------------------------------------------------------------------------
Export Development and        Export development       Number of publications      4000 publications distribute
Promotion                     information              distributed and number of   1500 customers reached
                                                       customers reached

                              Export promotion         Number of export promotion  10 pro-active export promotion
                                                       projects each identified,   projects scoped and implemented by
                                                       scoped or implemented in    March 2007
                                                       resource- based industries
                                                       manufacturing and services
                                                       sectors respectively

                                                       Number of trade leads and   450 trade leads identified and
                                                       opportunities identified    disseminated
                                                       and disseminated through
                                                       export councils and
                                                       associations and to the
                                                       public

                                                       Number of pavilions, mini-  31 national pavilions including 15
                                                       pavilions and trade         mini-pavilions abroad
                                                       missions funded and         5 pavilions in South Africa
                                                       organised                   40 EMIA trade missions and 12 export
                                                                                   missions.
-----------------------------------------------------------------------------------------------------------------------------
Customised Sector Programmes  Approved business plans  Number of approved          11 business plans approved in 2006/07
                                                       business plans              Review of 2 customised sector
                                                                                   programmes strategies by March 2007
-----------------------------------------------------------------------------------------------------------------------------

                                                                             779

2006 Estimates of National Expenditure

PROGRAMME 7: MARKETING

The Marketing programme promotes greater awareness of the department's role and products and services through packaging and branding, and facilitates access to and uptake of these for economic citizens.

There are three subprogrammes:

o     Brand Management brands and markets the department and its offerings. It is responsible for the department's corporate identity and for communicating with selected target groups through trade and investment events and exhibitions.

o     Marketing Communications is responsible for internal and external communication, including media management and monitoring, the production of publications, and the services provided by the department's design studio. Selected audiences are reached through targeted advertising. The programme is responsible for operating the customer contact centre, managing access channels and outreach programmes.

o     Distribution facilitates the department's outreach programmes, conducting customer surveys, managing access channels, and facilitating the department's Batho Pele initiatives.

TABLE 32.9 MARKETING
----------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                         ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

Brand Management                     17 889   19 866    42 670         17 572     10 404      10 924     11 449
Marketing Communications              5 475   22 612    44 526         20 241     23 634      24 816     26 073
Distribution                         33 070   35 841    50 195         43 822     52 150      54 737     57 364
----------------------------------------------------------------------------------------------------------------
TOTAL                                56 434   78 319   137 391         81 635     86 188      90 477     94 886
----------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                            307        (19)        (40)      (157)
----------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                     56 010    75 088   111 883        81 323     85 717      89 990     94 375
                                   -----------------------------------------------------------------------------
Compensation of employees             6 968    10 429    10 066        15 897     16 859      17 702     18 587
Goods and services                   49 042    64 659   101 818        65 426     68 858      72 288     75 788
of which:
Communication                         7 230     7 236     8 988           247        325         341        358
Computer Services                        --        --        --            --         56          59         62
Consultants, contractors and
special services                      3 286     1 213    45 146        43 584     46 923      49 269     51 732
Inventory                               772       899     5 664           530        608         638        670
Maintenance repair and running
cost                                     --       161         1            --         15          15         16
Operating leases                          5        87       174            --         39          41         43
Travel and subsistence                  890     2 500     1 418           896      1 192       1 252      1 315
Advertising                           7 136     5 668    26 571         7 613      6 753       7 091      7 446
Other                                29 723    46 895    13 855        12 556     12 947      13 582     14 146
                                   -----------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  20     2 882    25 144            32          7          --         --
                                   -----------------------------------------------------------------------------
Provinces and municipalities             20        32        30            32          7          --         --
Public corporations and private          --     2 850    25 000            --         --          --         --
enterprises
Households                               --        --       114            --         --          --         --
----------------------------------------------------------------------------------------------------------------

                                                     Vote 32: Trade and Industry

TABLE 32.9 MARKETING (CONTINUED)
----------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
                                   -----------------------------------------------------------------------------
R thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

PAYMENTS FOR CAPITAL ASSETS             404       349       364           280        464         487        511
                                   -----------------------------------------------------------------------------
Machinery and equipment                 404       349       268           280        368         386        405
Software and other intangible
assets                                   --        --        96            --         96         101        106
                                   -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
TOTAL                                56 434    78 319   137 391        81 635     86 188      90 477     94 886
----------------------------------------------------------------------------------------------------------------

DETAILS OF TRANSFERS AND SUBSIDIES:
----------------------------------------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PUBLIC CORPORATIONS
OTHER TRANSFERS
CURRENT                                  --        --    25 000            --         --          --         --
                                   -----------------------------------------------------------------------------
2010 FIFA Soccer World Cup Bid           --        --    25 000            --         --          --         --
                                   -----------------------------------------------------------------------------
PRIVATE ENTERPRISES
OTHER TRANSFERS
CURRENT                                  --     2 850        --            --         --          --         --
                                   -----------------------------------------------------------------------------
2003 Nedbank Golf Challenge              --     2 850        --            --         --          --         --
                                   -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
TOTAL                                    20     2 882    25 144            32          7          --         --
----------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

The programme was established in 2002/03 with expenditure of R56,4 million, which increased rapidly to reach a peak of R137,4 million in 2004/05. This is partly due to a one-off payment of R25 million for the 2010 Soccer World Cup bid.

Expenditure increased at a strong average annual rate of 13,1 per cent, but this declines to 5,2 per cent over the MTEF, with expenditure reaching R94,2 million in 2008/09. Expenditure fell to R81,6 million in 2005/06, reflecting fewer marketing campaigns. The expected increase in expenditure to R86,2 million in
2006/07 is due to expanded marketing activities.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Events, exhibitions and advertising

In 2005/06, the department participated in 32 events and exhibition-related activities, reaching 42 500 economic citizens. The department's business brand positioning statement (Project Orange) was approved by the department and the
International Marketing Council. More than 27 million people were reached locally and internationally through TV, radio and print advertising.

The department supported 18 events and developed and broadcast 35 newsflash messages and 4 print and 6 electronic editions of the internal magazine.
Approximately 22 990 print copies of 22 publications were produced and circulated and 70 articles written.

Contacts with economic citizens

At least 357 286 contacts were handled with economic citizens during the first half of 2005/06 in the form of telephone calls, e-mails, and faxes. The customer relations unit resolved 1 216 escalated enquiries. Over 1 million hits were recorded on the department's website.

                                                                             781

2006 Estimates of National Expenditure

SELECTED MEDIUM-TERM OUTPUT TARGETS

MARKETING

MEASURABLE OBJECTIVE: Promote awareness of the department's products and services

--------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME      OUTPUT                      MEASURE/ INDICATOR                    TARGET
--------------------------------------------------------------------------------------------------------------------------

Brand Management  Promotion of the brand      Number of promotional events        100 events and exhibitions
                                                                                  18 business forums or workshops (2
                                                                                  in each province)
                                                                                  Open day exhibitions at the DTI Campus
                                                                                  DTI consumer awards
                                                                                  DTI business awards
                                              Rollout of the South African        Rollout completed by second quarter
                                              business brand statement, Project   of 2006/07
                                              Orange

                                              Rollout of the new departmental     Rollout completed by second quarter
                                              corporate identity                  of 2006/07
--------------------------------------------------------------------------------------------------------------------------
Marketing         Targeted news monitoring    Number of Daily Media Monitors per  20 Daily Media Monitors per month
Communications    and analysis reports        month

                  Media relations management  Number of media engagements and     4 engagements and briefings
                  and events                  briefings

                  Publications                Number of publications              60 publications
--------------------------------------------------------------------------------------------------------------------------
Distribution      Resolution of customer      Turnaround time for resolving       48 hours
                  enquiries                   queries
--------------------------------------------------------------------------------------------------------------------------
                                              Number of circulation audit         12 circulation audit reports
                                              reports, including user feedback
                                              survey results
--------------------------------------------------------------------------------------------------------------------------

SCIENCE AND TECHNOLOGY ACTIVITIES

The Department of Trade and Industry supports innovation by providing matching grants through the technology and human resources for industry programme (THRIP)
and the support programme for industrial innovation (SPII). The technology for women in business programme (TWIB) is to promote women entrepreneurs. All the programmes aim to enhance industrial competitiveness through promoting innovation, particularly in the priority areas of SMME development, women's empowerment and human resources development.

For the Department of Trade and Industry, scientific and technical education and training includes THRIP (through the National Research Foundation), SPII
(through the Industrial Development Corporation) and TWIB (through the Council for Scientific and Industrial Research). Over the 2006 MTEF, estimates for science and technology activities expenditure are R289 million, R303,4 million and R317,1 million.

In 2005/06, THRIP had a budget of R143 million, and in 2004/05, R139 million was spent. For SPII, the 2005/06 budget is R81 million, and R83 million was spent in
2004/05.

PUBLIC ENTITIES REPORTING TO THE MINISTER

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

The Companies and Intellectual Property Registration Office (CIPRO) originated from the merger of the former South African Companies Registration Office and the South African Patents and Trademarks Office as part of the restructuring of the Department of Trade and Industry. CIPRO was launched in July 2002. It operates as a trading entity of the DTI. CIPRO receives its income from registering companies, close corporations and intellectual property (patents, trademarks, copyright and designs). Since its establishment, CIPRO has registered 460 655 close corporations.

CIPRO expects to be self-sustaining by July 2006, by which time all transfers and subsidies from government will be phased out. The allocation to CIPRO over the 2006 MTEF is R4,6 million, R4,9 million and R5,1 million. These amounts include the allocations to the Registrar of Cooperatives, whose functions were transferred from the Department of Agriculture to the

                                                     Vote 32: Trade and Industry

Department of Trade and Industry in 2005/06. The main purpose of the registrar is to provide for the formation, registration and supervision of co-operatives in terms of the Co-operatives Act (2005). It also facilitates increased enterprise ownership by disadvantaged people and promotes the establishment of co-operatives in poor rural communities.

Some of the main initiatives going forward relate to improving internal processes and thus service delivery. Another key focus area for the medium term is optimising the process for international investors to set up companies in
South Africa.

TABLE 32.10 FINANCIAL SUMMARY FOR THE COMPANIES AND INTELLECTUAL PROPERTY
REGISTRATION OFFICE (CIPRO)
----------------------------------------------------------------------------------------------------------------
                                             OUTCOME                                  MEDIUM-TERM ESTIMATE
                                   ----------------------------     ESTIMATED   --------------------------------
                                    AUDITED   AUDITED   AUDITED       OUTCOME
                                   -----------------------------------------------------------------------------
R Thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                      11 601    44 598   111 863       180 419    161 636     169 718    176 507
                                   -----------------------------------------------------------------------------
Sale of goods and
services other than capital              27     2 792       355            53         55          58         61
of which:
Admin fees                               27     2 792       355            53         55          58         61
Other non-tax revenue                11 574    41 806   111 508       180 366    161 581     169 660    176 446
                                   -----------------------------------------------------------------------------
TRANSFERS RECEIVED                   86 841    35 987     1 200         6 360      6 742       7 079      7 411
----------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                        98 442    80 585   113 063       186 779    168 378     176 797    183 918
----------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                      82 451    93 853   121 287       120 454    150 281     155 965    160 981
                                   -----------------------------------------------------------------------------
Compensation of employees            33 596    45 121    49 689        53 044     67 629      70 469     73 288
Goods and services                   43 396    41 914    66 078        64 880     80 122      82 966     85 163
Depreciation                          5 459     6 818     5 520         2 530      2 530       2 530      2 530
Interest, dividends and
rent on land                             --        --        --            --         --          --         --
                                   -----------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                 172     1 267     1 157           660        695         726        762
----------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                       82 623    95 120   122 444       121 114    150 976     156 691    161 743
----------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                  15 819   (14 535)   (9 381)       65 665     17 402      20 106     22 175
----------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------------------
Carrying value of assets             11 159     9 027     5 923         4 968      7 769       7 847      7 926
Inventory                             1 081     1 399     1 240         2 144      1 466       1 481      1 496
Receivables and Prepayments           2 484     1 229       575           118      1 048       1 059      1 069
Cash and cash equivalents            30 331    40 606    24 707        96 170    123 795     154 293    187 028
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                         45 055    52 261    32 445       103 400    134 078     164 680    197 519
----------------------------------------------------------------------------------------------------------------
Capital and reserves                 21 215     8 267       749        83 047    117 681     148 119    180 793
Trade and Other Payables             20 420    37 849    24 613        15 392     10 334      10 438     10 542
Provisions                            3 420     6 145     7 083         4 961      6 063       6 123      6 184
----------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES         45 055    52 261    32 445       103 400    134 078     164 680    197 519
----------------------------------------------------------------------------------------------------------------

Data provided by the Companies and Intellectual Property Registartion Office

COMPETITION COMMISSION

The Competition Commission was established in terms of the Competition Act
(1998), and is responsible for promoting competitive market conditions through investigating and prosecuting anti-competitive activities, reviewing and approving mergers and exemption applications, doing research, and disseminating information to businesses, consumers and other stakeholders.

The commission is funded through income-generating activities and voted funds.
It was initially fully funded by the department, but generated significant funds through merger activities in the first four years of its operation. Most of the initial surpluses are about to be exhausted, and it is expected that the commission's funding needs over the 2006 MTEF will be approximately

                                                                             783

2006 Estimates of National Expenditure

R138,9 million (R43,2 million in 2006/07, R46,2 million in 2007/08 and R49,5 million in 2008/09).

Last year, the commission focused on taking action against firms involved in restrictive business practices, including collusion on prices and trading conditions, market allocation, and abuse of dominance. The commission now plans to focus on enforcement and advocacy to prevent anticompetitive business practices. In addition, enforcement investigations and processes will be improved and speeded up. Eliminating cartels will continue to be one of the commission's concerns going forward. The commission continues to face challenges to some of its decisions via the Competition Appeal Court. Despite the substantial legal costs involved, the commission believes that these cases must be challenged to create certainty for the future.

COMPETITION TRIBUNAL

The Competition Tribunal is established in terms of the Competition Act (1998)
and has jurisdiction throughout South Africa. The Competition Tribunal adjudicates on cases referred to it by the Competition Commission. The tribunal may: authorise or prohibit a merger; adjudicate on prohibited conduct in terms of the Competition Act (1998) and impose a remedy provided for in the act;
adjudicate on appeals or reviews arising from decisions of the Competition
Commission; and make rulings or orders incidental to its functions, such as granting interdicts and orders for costs.

The tribunal received a transfer of R1,4 million in 2004/05 from the Department of Trade and Industry. In addition, the tribunal generates an annual income from filing fees from the Competition Commission. Businesses filing applications for large and intermediate mergers with the Competition Commission pay a filing fee.
In terms of a memorandum of agreement between the commission and the tribunal, the tribunal receives a percentage of these fees

The tribunal has consistently played a leading role in international bodies such as the International Competition Network (ICN), the Organisation for Economic
Cooperation and Development (OECD) and the UN Council for Trade and Development
(UNCTAD). The chair of the Competition Tribunal is vice chair of the ICN.
Members of the tribunal have also supported the development of competition authorities in other developing countries, notably in Africa and Asia.

TABLE 32. 11 FINANCIAL SUMMARY FOR THE COMPETITION REGULATORS (COMMISSION AND
TRIBUNAL)
----------------------------------------------------------------------------------------------------------------
                                             OUTCOME                                  MEDIUM-TERM ESTIMATE
                                   ----------------------------     ESTIMATED   --------------------------------
                                    AUDITED   AUDITED   AUDITED       OUTCOME
                                   -----------------------------------------------------------------------------
R Thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                      33 825    34 911    40 834        44 397     42 926      45 867     49 077
                                   -----------------------------------------------------------------------------
Sale of goods and services other
than capital assets                  27 692    30 748    35 514        40 304     40 310      43 132     46 151
of which:
Admin fees                           27 692    30 748    35 514        40 304     40 310      43 132     46 151
Other non-tax revenue                 6 134     4 163     5 320         4 093      2 616       2 735      2 926
                                   -----------------------------------------------------------------------------
TRANSFERS RECEIVED                       --    25 923    27 351        36 193     51 467      54 939     59 074
----------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                        33 825    60 834    68 184        80 590     94 393     100 805    108 151
----------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                      46 139    57 864    68 985        78 730     92 987      99 407    106 656
                                   -----------------------------------------------------------------------------
Compensation of employees            23 619    29 198    31 456        39 982     47 749      51 092     54 668
Goods and services                   20 361    25 315    36 211        37 706     44 169      47 214     50 819
Depreciation                          2 159     3 351     1 318         1 042      1 069       1 101      1 169
                                   -----------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                 160       812       228           242        257         275        294
----------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                       46 299    58 676    69 214        78 972     93 244      99 682    106 951
----------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                 (12 474)    2 158    (1 030)        1 618      1 149       1 123      1 200
----------------------------------------------------------------------------------------------------------------

                                                     Vote 32: Trade and Industry

TABLE 32. 11 FINANCIAL SUMMARY FOR THE COMPETITION REGULATORS (COMMISSION AND
TRIBUNAL) (CONTINUED)
----------------------------------------------------------------------------------------------------------------
                                             OUTCOME                                  MEDIUM-TERM ESTIMATE
                                   ----------------------------     ESTIMATED   --------------------------------
                                    AUDITED   AUDITED   AUDITED       OUTCOME
                                   -----------------------------------------------------------------------------
R Thousand                          2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets                   5 289      3 188    2 291       2 099     2 178       2 211   2 373
Investments                               28 127         --       --      48 186    50 335      52 623  54 953
Inventory                                     14         15       16          14        13          14      13
Receivables and prepayments                  805        575    1 553       1 341     1 208       1 133   1 100
Cash and cash equivalents                  9 372     47 487   51 402       6 333     6 691       6 836   6 968
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                              43 606     51 264   55 262      57 973    60 425      62 817  65 405
----------------------------------------------------------------------------------------------------------------
Capital and reserves                      36 907     38 952   37 923      39 653    40 802      41 925  43 126
Trade and other payables                   4 454     10 824   15 792      18 320    19 453      20 710  22 086
Provisions                                 2 245      1 489    1 547          --       169         181     194
----------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES              43 606     51 264   55 262      57 973    60 425      62 817  65 405
----------------------------------------------------------------------------------------------------------------

Data provided by the Competition Commission and Competition Tribunal

EXPORT CREDIT INSURANCE CORPORATION

The Export Credit Insurance Corporation Ltd (ECIC) is an independent, limited liability company with the government of South Africa as the sole shareholder through the Department of Trade and Industry. The ECIC provides medium- and long-term export credit insurance and investment guarantees on behalf of government. The main objective of the ECIC is to facilitate and encourage South
African export trade by underwriting bank loans and investments outside the country, in order to enable foreign buyers to purchase capital goods and services from South Africa. The ECIC evaluates export credit and foreign investment risks and provides export credit and foreign investment insurance cover on behalf of government.

The ECIC also administers an interest make-up payment on behalf of the department, which is used by banking institutions and the Industrial Development
Corporation to offer export credit loans to foreign buyers at internationally competitive rates. Government's contribution to the interest make-up scheme will be R160 million in 2005/06, and R176 million and R197 million for the two outer years of the MTEF. The new mechanism for the interest make-up payment, introduced in 2005, provides for US dollar-denominated interest make-up payments for US dollar-funded export credit loans. A full review of the impact of this scheme will be done by 2007.

The ECIC faces a significant challenge to break even on its insurance business, because reinsurance is generally not obtainable for the size and tenure of export credit loans underwritten by the corporation. The ECIC suffered underwriting losses in its first two years, but has achieved underwriting profits since. It is confident that it will break even over the medium to long term. Possible areas for improvement are insurance vs guarantees, Basle II implications, a larger role for government and market failure for small transactions.

INDUSTRIAL DEVELOPMENT CORPORATION

The Industrial Development Corporation (IDC) was established in 1940 to promote economic growth and industrial development in South Africa, in accordance with the Industrial Development Corporation Act (1940) as amended. It is a self-financing government-owned national development financing institution, which promotes entrepreneurship through building competitive industries and enterprises. The IDC's primary objectives are to contribute to balanced, sustainable economic growth in Africa and the economic empowerment of the South
African population.

                                                                             785

2006 Estimates of National Expenditure

The IDC was named the top development financier at the 2005 BusinessMap business report BEE awards. One of its major successes of 2005 was establishing BEE participation in the previously untransformed pharmaceutical and healthcare sectors. This was achieved through the Aspen Pharmacare and Afrox Healthcare transactions.

2005 also showed great improvement in net attributable income, from R697 million in 2004 to R1,2 billion in 2005, as well as a substantial reduction in impairments (R803 million down to R256 million). Total assets increased from R30 billion to R36,6 billion.

The IDC's enterprise-wide risk management and investment processes were strengthened, resulting in a significant drop in the number of distressed clients. The IDC was recently upgraded by Moody's Investor Services, from Baa2 to Baa1 and got a vote of confidence from major local and international banks, evidenced by the fact that its loan syndication for R900 million and US$125 million was oversubscribed.

As a development finance institution (DFI), the IDC identifies very strongly with the principles of Nepad. The IDC is a member of the SADC DFI network and the Association of African Development Finance Institutions, established under the auspices of the African Development Bank. As part of its contribution to economic development, the IDC will continue to participate in innovative projects.

TABLE 32.12 FINANCIAL SUMMARY FOR THE INDUSTRIAL DEVELOPMENT CORPORATION
--------------------------------------------------------------------------------------------------------------------------
                                                 OUTCOME                                  MEDIUM-TERM ESTIMATE
                                 ------------------------------------    ESTIMATED   -------------------------------------
                                    AUDITED      AUDITED      AUDITED      OUTCOME
                                 -----------------------------------------------------------------------------------------
R Thousand                          2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT
REVENUE
NON-TAX REVENUE                   2 026 000    2 410 400    2 744 900    2 431 000    3 431 000    4 028 000    4 952 000
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                     2 026 000    2 410 400    2 744 900    2 431 000    3 431 000    4 028 000    4 952 000
--------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                   1 462 000    2 058 200      994 700    1 671 276    1 898 897    2 027 197    2 435 900
                                 -----------------------------------------------------------------------------------------
Compensation of employees           205 938      371 390      322 251      380 000      418 000      460 000      506 000
Goods and services                  471 414      984 905      286 217      747 609      887 230      773 350      980 900
Depreciation                         76 648       29 405       32 632       35 667       35 667       27 847           --
Interest, dividends and rent
on land                             708 000      672 500      353 600      508 000      558 000      766 000      949 000
                                 -----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  --           --           --           --           --           --           --
--------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                    1 462 000    2 058 200      994 700    1 671 276    1 898 897    2 027 197    2 435 900
--------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                 564 000      352 200    1 750 200      759 724    1 532 103    2 000 803    2 516 100
--------------------------------------------------------------------------------------------------------------------------
Tax payment                          88 000     (341 500)      74 500      103 500       34 000       68 000      112 000
--------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------------
Carrying value of assets            149 019      130 498       99 181       63 514       27 847           --           --
Investments                      25 819 000   30 258 000   36 451 000   38 048 000   42 072 000   46 190 000   50 524 000
Receivables and prepayments         249 981      183 502      631 819      406 486      463 153      514 000      536 000
Cash and cash equivalents         2 720 000    1 637 000    1 739 000    1 211 000      559 000      568 000      545 000
--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                     28 938 000   32 209 000   38 921 000   39 729 000   43 122 000   47 272 000   51 605 000
--------------------------------------------------------------------------------------------------------------------------
Capital and reserves             21 386 000   26 075 000   32 047 000   31 550 000   32 681 000   33 925 000   35 012 000
Borrowings                        6 797 000    5 787 000    5 414 000    6 445 000    8 487 000   11 195 000   14 136 000
Trade and other payables            755 000      347 000    1 460 000    1 734 000    1 954 000    2 152 000    2 457 000
--------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES     28 938 000   32 209 000   38 921 000   39 729 000   43 122 000   47 272 000   51 605 000
--------------------------------------------------------------------------------------------------------------------------

Data provided by the Industrial Development Corporation

                                                     Vote 32: Trade and Industry

INTERNATIONAL TRADE ADMINISTRATION COMMISSION OF SOUTH AFRICA

The International Trade Commission of South Africa (ITAC) was established to replace the Board on Tariffs and Trade. ITAC was established by the
International Trade Administration Act (2002) and became fully operational in
June 2003. ITAC's mandate is to foster economic growth and development to raise incomes and promote investment and employment in South Africa and in the common customs area by establishing a system for the administration of international trade subject to the act and the SACU agreement.

ITAC obtained approval from National Treasury to retain a surplus of R6,9 million from 2004/05. The surplus will be used for office equipment to capacitate the SACU delegation, upgrade ITAC's IT infrastructure, set-up a call centre, and improve systems for import and export control. In addition, the projected deficit is mainly attributable to the depreciation of existing assets and additional capital expenditure financed by the R6,9 million surpluses.
ITAC's budget allocation will increase over the 2006 MTEF, from R46,4 million in
2005/06 to R54,2 million in 2008/09.

In shifting from the history of the old Board on Tariffs and Trade to the new
ITAC's mandate, ITAC has engaged in the following processes: a review of customs tariff policy, creating a regulatory environment for trade remedies, modernising systems, and capacity building for SACU member states.

TABLE 32.13 FINANCIAL SUMMARY FOR THE INTERNATIONAL TRADE ADMINISTRATION
COMMISSION OF SOUTH AFRICA
--------------------------------------------------------------------------------------------------------------------------
                                                 OUTCOME                                     MEDIUM-TERM ESTIMATE
                                 ------------------------------------    ESTIMATED   -------------------------------------
                                    AUDITED      AUDITED      AUDITED      OUTCOME
                                 -----------------------------------------------------------------------------------------
R Thousand                          2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                          --           --          266          553           --           --           --
TRANSFERS RECEIVED                       --       40 377       43 828       53 294       57 141       63 788       67 174
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                            --       40 377       44 094       53 847       57 141       63 788       67 174
--------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                          --       41 248       37 157       56 147       60 907       63 788       67 174
                                 -----------------------------------------------------------------------------------------
Compensation of employees                --       23 507       23 619       32 681       34 642       36 720       38 924
Goods and services                       --       16 284       11 759       22 054       24 613       26 089       27 655
Depreciation                             --        1 457        1 779        1 412        1 653          978          596
--------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                           --       41 248       37 157       56 147       60 907       63 788       67 174
--------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                      --         (871)       6 937       (2 300)      (3 766)          --           --
--------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                 --        3 970        2 301        4 420        2 765        1 788        1 193
Inventory                                --           --           24           50           50           50           50
Receivables and prepayments              --           82        1 181          300          250          250          250
Cash and cash equivalents                --           --        8 514        6 097        3 585        4 563        5 158
--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             --        4 052       12 020       10 867        6 650        6 651        6 651
--------------------------------------------------------------------------------------------------------------------------
Capital and reserves                     --         (871)       6 066        3 766           (0)          (0)          (0)
Trade and other payables                 --          843        1 592        3 151        2 701        2 701        2 701
Provisions                               --        4 080        4 362        3 950        3 949        3 950        3 950
--------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             --        4 052       12 020       10 867        6 650        6 651        6 651
--------------------------------------------------------------------------------------------------------------------------

Data provided by the Department of Trade and Industry

KHULA ENTERPRISE FINANCE LTD

Khula Enterprise Finance Ltd (Khula) was established in 1996 as a specialised agency within the Department of Trade and Industry. Khula is focused on the promotion of the development of small and medium enterprises (SMEs). Its primary role is to facilitate access to finance by small

                                                                             787

2006 Estimates of National Expenditure

entrepreneurs. To meet its objectives, Khula has developed various delivery mechanisms in the public and private sectors. It has strong relationships with commercial banks, retail financial intermediaries and micro credit outlets.
Khula is a wholesale finance institution, which means that entrepreneurs do not get assistance directly from it but through the various institutions that work with Khula. Since the company was launched in 1996, Khula has directly and indirectly assisted about 1,5 million people.

Government contributions to Khula over the 2006 MTEF period are R32 million, R33 million and R34 million. Over the past five years, Khula has disbursed over R1 billion directly into the SME sector. In the 2003/04 financial year alone, disbursements increased by 40 per cent to R280 million. The number of beneficiaries also increased by 21 per cent to 110 000.

In addition to facilitating access to finance, Khula provided mentorship services through a section 21 company called Khula Institutional Support
Services (KIS). KIS provides mentorship to entrepreneurs through its Thuso mentorship programme in the form of counselling and practical support to establish and manage businesses.

MICRO FINANCE REGULATORY COUNCIL

The Micro Finance Regulatory Council (MFRC) was established as a section 21
Company in 1999 to regulate micro-lending transactions that are exempted from the Usury Act (1968). The council's major activities are regulating the micro-lending industry to support sustainable growth and serving legitimate unserved credit needs, while ensuring that consumer rights are protected.

The MFRC is funded by registration fees paid by registered micro-lenders, a grant from the Swedish International Development Corporation Agency (SIDA), and
bi-annual transfers from the Department of Trade and Industry. The allocations over the 2006 MTEF are R22,8 million, R23,9 million and R25,2 million. R15 million, R9,5 million and R9,9 million are also being made available to finance the National Credit Regulator. In addition, USAID contributed to specific research and development projects.

By December 2005, the MFRC had 2 056 registered entities, which included 8 banks.

Raising the level of financial literacy of consumers has always been one of the primary objectives of the MFRC, and will continue to be. 208 workshops were conducted for NGOs, government, trade unions and employers, with more 23 000 participants.

NATIONAL EMPOWERMENT FUND

The National Empowerment Fund was created in terms of the National Empowerment
Fund Act (1998) to facilitate economic equality by providing development finance for black South Africans and their enterprises. The NEF will unlock opportunities for economic participation and growth by promoting and supporting business ventures pioneered and run by historically disadvantaged people. The
NEF aims to provide them with the opportunity to directly or indirectly acquire shares or interest in state-owned commercial enterprises that are being restructured, or in private business enterprises. These interventions will encourage meaningful economic participation by the target groups.

The number of funding applications has increased as well as the functions for the assessment and monitoring of the investment portfolio. These, together with the rollout of other planned investment products, warrant an operational budget of R92 million to service an additional investment capital drawdown of R985 million in 2006/07. The advance of this capital will finally make the NEF self-sustainable. Allocations over the 2006 MTEF are R409,5 million, R409,9 million and R429,9 million.

                                                     Vote 32: Trade and Industry

The NEF will continue to address market failure and gaps and to assist historically disadvantaged South Africans to start and run their businesses and become bankable, for long-term sustainability. The NEF offers various funding products and services ranging from R250 000 to R50 million, depending on the nature of the transaction, aimed at stimulating entrepreneurship and contributing to the creation of employment opportunities. The bulk of the NEF's investments are made to SMEs in the second economy. This financial assistance gives effect to the BEE codes of good practice.

TABLE 32.13 FINANCIAL SUMMARY FOR THE NATIONAL EMPOWERMENT FUND (NEF)
-------------------------------------------------------------------------------------------------------------------------------
                                                      OUTCOME                                     MEDIUM-TERM ESTIMATE
                                      ------------------------------------    ESTIMATED   -------------------------------------
                                         AUDITED      AUDITED      AUDITED      OUTCOME
                                      -----------------------------------------------------------------------------------------
R Thousand                               2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
-------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON--TAX REVENUE                           7 180       10 634       24 424       32 885       33 679       46 178       59 986
TRANSFERS RECEIVED                         4 500        9 878       24 622       40 000       92 147       99 519      107 480
-------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                             11 680       20 512       49 046       72 885      125 826      145 697      167 467
-------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                           15 327       16 458       25 034       31 250       91 366       98 676      106 570
                                      -----------------------------------------------------------------------------------------
Compensation of employees                  9 025       11 599       13 282       28 217       56 832       61 379       66 289
Goods and services                         5 640        3 418       10 363        2 248       33 577       36 263       39 164
Depreciation                                 662        1 441        1 389          786          958        1 034        1 117
Interest, dividends and rent on land          --           --           --           --           --           --           --
                                      -----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                      668          356        1 119        3 798          781          843          911
-------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                            15 994       16 814       26 153       35 049       92 147       99 519      107 480
-------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                       (4 315)       3 698       22 893       37 836       33 679       46 178       59 986
-------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                   3 572        2 192        1 781        2 662        2 927        2 877        2 506
Investments                              285 548      782 161    1 051 751    1 992 438    2 788 930    3 474 922    4 116 915
Receivables and prepayments                6 275        1 337        1 474        1 269        1 370        2 473        3 549
Cash and cash equivalents                 13 254       69 327      217 416       38 442      252 273      469 877      721 422
-------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             308 649      855 017    1 272 422    2 034 811    3 045 500    3 950 149    4 844 392
-------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                     306 214      836 160    1 268 704    2 028 481    3 029 677    3 933 099    4 826 019
Trade and other payables                     272       15 940          920          500          500          500          500
Provisions                                 2 163        2 918        2 797        5 830       15 324       16 550       17 873
-------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             308 649      855 017    1 272 422    2 034 811    3 045 500    3 950 149    4 844 392
-------------------------------------------------------------------------------------------------------------------------------

Data provided by the National Empowerment Fund

NATIONAL GAMBLING BOARD

The National Gambling Board was established in terms of the National Gambling
Act (1996). The new National Gambling Act (2004) repealed this act in November
2004. The primary objectives of the act are to control gambling, provide advice to the minister and establish and maintain the national register of excluded persons, the national central electronic monitoring system, and the national register of gambling machines and devices. A central registry of information and the national registry of probity are also maintained, for monitoring purposes.
The board advises the National Gambling Policy Council on national policy on casinos, racing, gambling and wagering, and on national norms and standards.

The board is entirely funded by government, and will receive R12,3 million in
2005/06, which increases to R14,3 million in 2008/09 for additional responsibilities.

The South African Advisory Council on Responsible Gambling (Saacreg), which comprises regulators, civil society and the industry, has been created to ensure a culture of responsible

                                                                             789

2006 Estimates of National Expenditure

gambling in South Africa. The council's national responsible gambling programme integrates research and monitoring, public education and awareness, training, treatment and counselling to for treating and rehabilitating people who have become addicted to gambling. Going forward, the board will continue with research and gathering information for the industry, conducting inspections, and overseeing the national responsible gambling programme.

NATIONAL LOTTERIES BOARD

The National Lotteries Board (NLB) was established in terms of the National
Lotteries Act (1997) as amended. The board monitors and enforces the implementation of the national lottery, as well as the establishment of private lotteries and promotional competitions. It is also responsible for allocating the license to operate the national lottery, which was awarded to Uthingo
Management. In addition, the board manages the National Lotteries Distribution
Trust Fund (NLDTF), which distributes proceeds from lottery sales to worthy causes through three distributing agencies for charities, sports and recreation, and culture and the environment.

The Minister of Trade and Industry, who takes into consideration available surpluses before approving funds to be drawn from the National Lotteries
Distribution Trust Fund, approves the budget of the National Lotteries Board annually. No allocations are made to the board by the Department of Trade and
Industry. The board's funding has been entirely from its own revenue and from the fund, as well as from investment income. The fund's interest revenue refers to interest on funds received from licence holders, which are invested until they are disbursed to worthy causes. Transfers and subsidies reflect payouts to the three areas of worthy causes.

The 2006 MTEF allocations are R2 million per year as compensation for VAT. The board has a strong balance sheet with R2 billion in investments. Although payables are high at R1,4 billion, there is a correspondingly high cash balance.

In 2004/05, the National Lotteries Distribution Trust Fund disbursed R1,2 billion to various institutions out of an available R1,7 billion, and granted
R19 million to the National Lotteries Board for operational expenses. Over 7 000 beneficiaries have been allocated over R3,3 billion from the fund, since the launch of the lottery. The board and Uthingo Management have jointly set up a responsible gambling committee to promote responsible participation in the national lottery.

TABLE 32.14 FINANCIAL SUMMARY FOR THE NATIONAL LOTTERIES BOARD INCLUDING
DISTRIBUTION TRUST FUND
-------------------------------------------------------------------------------------------------------------------------------
                                                      OUTCOME                                     MEDIUM-TERM ESTIMATE
                                      ------------------------------------    ESTIMATED   -------------------------------------
                                         AUDITED      AUDITED      AUDITED      OUTCOME
                                      -----------------------------------------------------------------------------------------
R Thousand                               2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
-------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                          221 005      302 518      265 483      257 000      250 036      251 470      251 476
                                      -----------------------------------------------------------------------------------------
Sale of goods and services other
than capital                               1 055          343          280        7 000           36        1 470        1 476
of which:
Admin fees                                 1 055          343          280        7 000           36        1 470        1 476
Other non-tax revenue                    219 950      302 175      265 203      250 000      250 000      250 000      250 000
                                      -----------------------------------------------------------------------------------------
TRANSFERS RECEIVED                     1 040 380      999 910    1 054 056    1 116 225    1 134 324    1 235 751    1 338 508
-------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                          1 261 385    1 302 428    1 319 539    1 373 225    1 384 360    1 487 221    1 589 984
-------------------------------------------------------------------------------------------------------------------------------

                                                     Vote 32: Trade and Industry

TABLE 32.14 FINANCIAL SUMMARY FOR THE NATIONAL LOTTERIES BOARD INCLUDING DISTRIBUTION TRUST FUND (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
                                                      OUTCOME                                     MEDIUM-TERM ESTIMATE
                                      ------------------------------------    ESTIMATED   -------------------------------------
                                         AUDITED      AUDITED      AUDITED      OUTCOME
                                      -----------------------------------------------------------------------------------------
R Thousand                               2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
-------------------------------------------------------------------------------------------------------------------------------

EXPENSES
CURRENT EXPENSE                           11 886       13 772       16 985       23 100       34 400       37 300       40 000
                                      -----------------------------------------------------------------------------------------
Compensation of employees                  5 444        7 460        9 075       10 437       12 923       14 185       15 603
Goods and services                         5 790        5 543        7 482       12 242       20 877       22 515       23 797
Depreciation                                 652          769          428          421          600          600          600
                                      -----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  745 853    1 252 890    1 184 906    1 416 225    1 434 324    1 535 751    1 638 508
-------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                           757 739    1 266 662    1 201 891    1 439 325    1 468 724    1 573 051    1 678 508
-------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                      503 646       35 766      117 648      (66 100)     (84 364)     (85 830)     (88 524)
-------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                   1 334          737          595          600          600          600          600
Investments                            1 548 489    1 933 097    2 102 830    2 000 000    2 000 000    2 000 000    2 000 000
Receivables and prepayments               64 888       14 905        9 880       10 000       10 000       10 000       10 000
Cash and cash equivalents                714 645    1 057 834    1 138 480    1 150 000    1 000 000    1 000 000    1 000 000
-------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           2 329 356    3 006 573    3 251 785    3 160 600    3 010 600    3 010 600    3 010 600
-------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                   1 657 910    1 693 676    1 811 324    1 745 224    1 660 860    1 575 030    1 486 506
Trade and other payables                 671 224    1 312 384    1 439 854    1 414 756      699 740      760 570      824 094
Provisions                                   222          513          607          620      650 000      675 000      700 000
-------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES           2 329 356    3 006 573    3 251 785    3 160 600    3 010 600    3 010 600    3 010 600
-------------------------------------------------------------------------------------------------------------------------------

Data provided by the Department of Trade and Industry

NATIONAL METROLOGY LABORATORY

The national measuring standards of South Africa are kept and maintained by the
National Metrology Laboratory (NML), which aims to promote South Africa's competitiveness through providing internationally acceptable measurement standards and measurements in terms of the Measuring Units and National
Measuring Standards Act (1973). The NML officially represents South Africa on the organs of the Metre Convention, a diplomatic treaty governing the use of the international measurement units and standards, of which South Africa is a signatory.

The NML receives its funding from the department. It received R34,8 million in
2005/06, which increases to R40,7 million in 2008/09.

With the global economy, the equivalence of measurement standards between international trading partners is becoming increasingly important. As the key provider of internationally traceable measurement standards, the NML plays a pivotal role in South Africa's industrial competitiveness by providing vital elements of the technical infrastructure. This role is equally important in the
SADC trading bloc. The NML publishes regular reports on the status of the national measuring standards in the fields of electromagnetic metrology, mechanical metrology and metrology in chemistry and biochemistry.

The NML's main task remains developing and maintaining South Africa's national measurement standards, and disseminating them into the national measurement system. The NML will continue to improve its consultation services on metrology, among others.

SMALL ENTERPRISE DEVELOPMENT AGENCY

The Small Enterprise Development Agency (SEDA) was established in December 2004 in accordance with the National Small Business Amendment Act (2003) to provide co-ordinated non-financial support for the small business sector. SEDA incorporates the previous small business support institutions (Ntsika Enterprise
Promotion Agency and Namac Trust) and will have representation at all levels of government. SEDA will also incorporate the local business service

                                                                             791

2006 Estimates of National Expenditure

centres and tender advice centres which were supported by Ntsika. A network for service delivery will be established in all three levels of government, as well as a network of service providers.

SEDA received R187,7 million in 2005/06, and will receive R171,4 million in
2006/07 increasing to R197,2 million in 2008/09.

At SEDA's offices, entrepreneurs will be able to get help with business plans, technical advice and marketing, as well as information on export support, tenders and incentives. A call centre provides advice to entrepreneurs wanting to establish their own businesses. The call centre gets over 1 000 calls a month, as well as emails and walk-in customers. SEDA has also developed an online business information resource centre that is free to view and carries fact sheets, links, events and news. The popularity of the site continues to grow, with almost 20 000 unique visitors browsing the site each month. Almost
300 business support organisations are now affiliated to SEDA, and will mentor and guide small businesses on a day-to-day basis. The business support organisations are the vehicle for SEDA's information resources to penetrate into communities nationally.

SOUTH AFRICAN BUREAU OF STANDARDS

The South African Bureau of Standards (SABS) is governed by the Standards Act
(1993). Its core activities help to improve competitiveness by setting and promoting standards and providing compulsory specifications. The latter facilitate law enforcement where the safety of workers and consumers are at risk. The SABS also oversees the national trade (legal) metrology function. The commercial activities of the SABS, such as testing and certification, are essential services that provide direct support to South Africa's industries.
Their purpose is to help ensure quality products and services.

The SABS is the national member body of the International Organisation for
Standardisation, and hosts the South African national committee for the
International Electrotechnical Commission. It is a major player in the SADC
Standardisation, Quality Assurance, Accreditation and Metrology SQAM structures
(SADC SQAM), runs the secretariat for SADC Co-operation in Standardisation, and is a member of the African Regional Standards Organisation.

Transfer allocations to the SABS will increase from 102,5 million in 2006/5 to
R137,7 million in 2008/09. Other revenue sources include sales of services to companies and interest income, allowing the organisation to maintain a small surplus over the 2006 MTEF.

The SABS's SMME development initiatives are geared towards levelling the playing field for SMMEs to enable them to be competitive and attract business in order to grow. The SABS has also launched several social responsibility projects to develop human resources, focused on practical training for unemployed people via learnership programmes, some of which are funded by different Sector Education and Training authorities (SETAs). Other projects under way focused on developing skills in science and technology in some of the presidential nodal areas. HIV and Aids is a main feature on the list of development areas for the SABS.

                                                     Vote 32: Trade and Industry

TABLE 32.15 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN BUREAU OF STANDARDS (SABS)
-------------------------------------------------------------------------------------------------------------------------------
                                                      OUTCOME                                     MEDIUM-TERM ESTIMATE
                                      ------------------------------------    ESTIMATED   -------------------------------------
                                         AUDITED      AUDITED      AUDITED      OUTCOME
                                      -----------------------------------------------------------------------------------------
R Thousand                               2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
-------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                          271 797      336 700      339 474      354 696      404 269      456 619      514 621
                                      -----------------------------------------------------------------------------------------
Sale of goods and services other than
capital                                  267 084      312 865      330 227      346 629      395 278      446 897      504 016
of which:
Sales by market establishments           219 544      253 845      266 522      278 168      317 534      364 487      416 663
Non-market est. sales                     47 540       59 020       63 705       68 461       77 744       82 410       87 353
Other non-tax revenue                      4 713       23 835        9 247        8 067        8 991        9 722       10 605
                                      -----------------------------------------------------------------------------------------
TRANSFERS RECEIVED                        91 809       92 622       99 242      101 355      123 811      129 846      136 186
-------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                            363 606      429 322      438 716      456 051      528 080      586 465      650 807
-------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                          322 323      385 789      403 286      453 911      521 462      578 141      641 161
                                      -----------------------------------------------------------------------------------------
Compensation of employees                189 093      219 179      232 162      266 127      315 749      359 825      404 475
Goods and services                       120 155      149 769      152 129      167 211      182 627      195 455      214 025
Depreciation                              12 717       15 265       17 539       18 618       21 586       21 361       21 161
Interest, dividends and rent on land         358        1 576        1 456        1 955        1 500        1 500        1 500
                                      -----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  (32 408)      13 543       12 785        8 983        7 354        8 029        8 751
-------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                           289 915      399 332      416 071      462 894      528 816      586 170      649 912
-------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                       73 691       29 990       22 645       (6 843)        (736)         295          895
-------------------------------------------------------------------------------------------------------------------------------
Tax Payment                                5 342           --       11 262           --           --           --           --
-------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
-------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                 144 130      145 120      139 615      152 165      151 403      151 208      152 254
Investments                               28 481       70 708      131 625      120 000      125 000      120 000      115 000
Inventory                                    655          523          565          525          500          500          500
Receivables and prepayments               59 230       78 645       63 111       61 100       64 400       73 200       81 100
Cash and cash equivalents                 49 990       47 242       34 081       17 320       11 571        9 561       10 110
-------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             282 486      342 238      368 997      351 110      352 874      354 469      358 964
-------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                     121 144      150 891      172 958      165 048      163 312      163 107      163 502
Borrowings                                15 000       15 000       15 000       15 000       12 000       12 000       12 000
Post retirement benefits                  62 949       65 687       69 743       72 200       74 900       76 800       78 200
Trade and other payables                  30 048       41 096       54 404       47 500       51 500       51 600       54 700
Provisions                                28 036       44 585       33 330       29 300       31 200       33 100       34 800
Managed funds                             25 309       24 979       23 562       22 062       19 962       17 862       15 762
-------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             282 486      342 238      368 997      351 110      352 874      354 469      358 964
-------------------------------------------------------------------------------------------------------------------------------

Data provided by the South African Bureau of Standards

SOUTH AFRICAN MICRO-FINANCE APEX FUND

The South African Micro-Finance Apex Fund (SAMAF) was established as a result of the president's state of the nation address to provide affordable and sustainable access to financial services for the poor. The goal of the fund is to: develop sustainable micro-finance institutions that can reach the very poor;
facilitate training for micro-entrepreneurs and financial co-operatives clients;
provide back-office service through a centralised information platform; and
provide mentoring, monitoring and regulating to partner organisations.

The allocations to the fund increase from R50 million in 2005/06 to R88,1 million in 2008/09. the fund also received donor funding from the EU's sector-wide enterprise, employment and equity programme of R12,5 million in
2005/06.

                                                                             793

2006 Estimates of National Expenditure

The fund has been launched in North West, Limpopo, Mpumalanga, Northern Cape and Eastern Cape.

The target markets will be micro-credit programmes focusing on the poor, financial services cooperatives, credit co-operatives, and burial societies.
SAMAF was approved in the interim as a trading account operated by the
Department of Trade and Industry in order to compile the articles of association and establish the required systems to comply with section 32 of the Companies
Act (1973). SAMAF may have to position itself as a financial institution before it can enter the financial services sector. As soon as all the requirements of the Companies Act (1973) are met and unqualified financial statements are available, a section 32 company can be established.

SOUTH AFRICAN NATIONAL ACCREDITATION SYSTEM

The South African National Accreditation System (SANAS) establishes appropriate laboratory, personnel and certification body accreditation services for the whole of government. It also facilitates mutual recognition agreements for good laboratory practice with international accreditation organisations as well as the Organisation for Economic Co-operation and Development (OECD).

SANAS will receive R6,8 million in 2006/07, which will increase to R7,4 million in 2008/09.

SANAS is committed to facilitating the acceptance of South African technical infrastructure by providing an internationally recognised and effective accreditation and monitoring system. The number of accredited facilities is now
1 086, growth of 30 per cent in 2005. SANAS is committed to adopt, adapt and develop new programmes of accreditation and monitoring to ensure the continual relevance of accreditation and monitoring programmes. It seeks acceptance as the accreditation and monitoring system for South African regulatory authorities, and to assist them in implementing their regulatory responsibilities. SANAS also tries to influence the international development of accreditation and associated standards to ensure that SADC needs are met.

SOUTH AFRICAN QUALITY INSTITUTE

The South African Quality Institute (SAQI) builds awareness of quality principles. It plays a leading role in establishing and sustaining a national quality infrastructure that enhances the competitiveness of the South African economy, especially for co-operatives and SMMEs for which there is little or no legislation on quality issues. SAQI aims to unify the quality profession into a body of knowledge that is recognised as the national benchmark of quality in various fields. In addition, the institute represents South Africa quality abroad and helps with the improvement of Africa's quality infrastructure.

The institute does not receive any allocations from the department.

SAQI will play a leading role in establishing and maintaining the national quality system. It will prioritise quality issues in SMMEs, focusing on their sustainability, growth and competitiveness in support of government's growth, equity and employment-creation initiatives. Beyond industry, SAQI would like to advance the theory and practice of quality in education, training and development.

                                                     Vote 32: Trade and Industry

ANNEXURE

VOTE 32: TRADE AND INDUSTRY

Table 32.A: Summary of expenditure trends and estimates per programme and economic classification

Table 32.B: Summary of personnel numbers and compensation of employees

Table 32.C: Summary of expenditure on training

Table 32.D: Summary of official development assistance expenditure

Table 32.E: Summary of expenditure on infrastructure

Table 32.F: Summary of departmental public-private partnership projects

                                                                             795

2006 Estimates of National Expenditure

TABLE 32.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                   APPROPRIATION          AUDITED              APPROPRIATION                  REVISED
                                         MAIN       ADJUSTED       OUTCOME      MAIN      ADDITIONAL    ADJUSTED      ESTIMATE
                                      -----------------------------------------------------------------------------------------
R thousand                                    2004/05              2004/05                 2005/06                     2005/06
-------------------------------------------------------------------------------------------------------------------------------

1. Administration                        236 141      263 329      233 810      250 225       51 146      301 371      299 344
2. International Trade and                97 900      100 400      106 226      100 774       16 069      116 843      115 838
   Economic Development
3. Enterprise and Industry               667 552      834 428      752 164    1 181 354       24 005    1 205 359    1 160 045
   Development
4. Consumer and Corporate                130 480      105 277       99 584      117 905        1 985      119 890      119 465
   Regulation
5. The Enterprise                        943 218      986 685      910 736      986 659      184 000    1 170 659    1 044 819
   Organisation
6. Trade and Investment                  348 082      270 246      281 984      358 086      (21 287)     336 799      335 989
   South Africa
7. Marketing                              76 724      121 724      137 391       81 328          307       81 635       70 033
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  2 500 097    2 682 089    2 521 895    3 076 331      256 225    3 332 556    3 145 533
-------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                         639 163      659 288      637 840      640 454       59 735      700 189      685 522
                                      -----------------------------------------------------------------------------------------
Compensation of employees                281 945      245 816      203 946      268 369          778      269 147      264 426
Goods and services                       357 218      413 472      386 504      372 085       58 957      431 042      421 096
Financial transactions in                     --           --       47 390           --           --           --           --
assets and liabilities
                                      -----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                1 847 265    2 011 864    1 877 980    2 424 187      190 479    2 614 666    2 443 891
                                      -----------------------------------------------------------------------------------------
Provinces and municipalities             100 729      139 510       93 538      120 654       43 501      164 155       94 126
Departmental agencies and                755 116      564 794      523 520      956 344        4 994      961 338      916 278
accounts
Public corporations and
private enterprises                      900 266    1 215 205    1 234 960    1 318 119      145 689    1 463 808    1 408 803
Foreign governments and                   22 000       22 000       18 784       23 240      (2 900)       20 340       19 660
international organisations
Non-profit institutions                   69 154       70 355        5 500        5 830      (1 709)        4 121        4 120
Households                                    --           --        1 678           --          904          904          904
                                      -----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS               13 669       10 937        6 076       11 690        6 011       17 701       16 120
                                      -----------------------------------------------------------------------------------------
Machinery and equipment                   13 669       10 937        5 826       11 690        5 346       17 036       15 455
Software and intangible assets                --           --          250           --          665          665          665
                                      -----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  2 500 097    2 682 089    2 521 895    3 076 331      256 225    3 332 556    3 145 533
-------------------------------------------------------------------------------------------------------------------------------

TABLE 32.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES
----------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATES
                                   -----------------------------------------------------------------------------
                                    2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT
   EMPLOYEES
Compensation (R thousand)           219 053       200       245       269 147    300 929         315        331
                                                  161       816                                  205        375
Unit cost (R thousand)                  260       214       263           258        277         281        287
Compensation as % of total            100.0%    100.0%     99.6%         99.2%      98.7%       98.9%      98.8%
Personnel numbers (head count)          841       934       934         1 044      1 085       1 120      1 153
B. PART-TIME AND TEMPORARY CONTRACT
   EMPLOYEES
Compensation (R thousand)                --        --        --            --      1 783       1 114      1 251
Unit cost (R thousand)                                                                61          38         42
Compensation as % of total                                                           0.6%        0.3%       0.4%
Personnel numbers (head count)           --        --        --            --         29          29         30
----------------------------------------------------------------------------------------------------------------

                                                     Vote 32: Trade and Industry

TABLE 32.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES (CONTINUED)
----------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATES
                                   -----------------------------------------------------------------------------
                                    2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

C. INTERNS
Compensation of interns                  --        90     1 026         2 106      2 276       2 461      2 687
(R thousand)
Unit cost (R thousand)                             23        54            54         78          88         93
Number of interns                        --         4        19            39         29          28         29
----------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)           219 053   200 251   246 842       271 253    304 988     318 780    335 313
UNIT COST (R THOUSAND)                  260       213       259           250        267         271        277
PERSONNEL NUMBERS                       841       938       953         1 083      1 143       1 177      1 212
(HEAD COUNT)
----------------------------------------------------------------------------------------------------------------

TABLE 32.C SUMMARY OF EXPENDITURE ON TRAINING
----------------------------------------------------------------------------------------------------------------
                                                                     ADJUSTED
                                         AUDITED OUTCOME        APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATES
                                   -----------------------------------------------------------------------------
                                    2002/03   2003/04   2004/05       2005/06    2006/07     2007/08    2008/09
----------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)              3 078     9 841     3 668        12 183     10 227      10 689     11 080
Number of employees trained             655     1 017     1 267           790        262         272        274
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)                938       961       650           700      2 008       2 099      2 065
Number of employees (head                33        70       121           117         72          71         61
count)
----------------------------------------------------------------------------------------------------------------
TOTAL                                 4 016    10 802     4 318        12 883     12 235      12 788     13 145
NUMBER OF EMPLOYEES                     688     1 087     1 388           907        334         343        335
----------------------------------------------------------------------------------------------------------------

TABLE 32.D SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE
-----------------------------------------------------------------------------------------------------------------------
DONOR           PROJECT        CASH/                                      ADJUSTED
                               KIND          AUDITED OUTCOME         APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                      ---------------------------------------------------------------------------------
R thousand                            2002/03    2003/04    2004/05        2005/06    2006/07      2007/08     2008/09
-----------------------------------------------------------------------------------------------------------------------

FOREIGN

European       Khula: Private  Cash    11 148         --         --             --         --           --          --
Union          sector support

European       Industrial      Cash   252 819    140 986     69 103        128 333    128 333      128 333          --
Union          Development
               Corporation:
               Risk Capital
               Finance

European       Ntsika: Trade   Cash    23 092     10 286         --             --         --           --          --
Union          and Investment
               Development
               Programme

European       Sector Wide     Cash        --         --     76 085        103 000    118 500      136 600          --
Union          Enterprise,
               Employment
               and Equity
               Programme
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                 287 059    151 272    145 188        231 333    246 833      264 933          --
-----------------------------------------------------------------------------------------------------------------------

                                                                             797

2006 Estimates of National Expenditure

TABLE 32.E SUMMARY OF EXPENDITURE ON INFRASTRUCTURE
----------------------------------------------------------------------------------------------------------------
DESCRIPTION                  SERVICE DELIVERY OUTPUTS             ADJUSTED
                                          AUDITED OUTCOME       APPROPRIATION  MEDIUM-TERM EXPENDITURE ESTIMATE
R THOUSAND                           2002/03  2003/04  2004/05     2005/06     2006/07     2007/08      2008/09
----------------------------------------------------------------------------------------------------------------

INFRASTRUCTURE TRANSFERS TO
OTHER SPHERES, AGENCIES AND
DEPARTMENTS
Coega Industrial                      58 200  122 567   55 375     115 675     345 012     510 263      635 636
Development Zone
East London Industrial                    --       --   37 668      27 934      58 200      88 610      154 030
Development Zone
Richards Bay Industrial                   --       --       --      20 000      18 800      29 240       44 690
Development Zone
Ceritical Infrastructure                  --   41 915       --     105 031      69 930      73 427       77 005
Programme
----------------------------------------------------------------------------------------------------------------
TOTAL                                 58 200  164 482   93 043     268 640     491 942     701 540      911 361
----------------------------------------------------------------------------------------------------------------

TABLE 32.F SUMMARY OF DEPARTMENTAL PUBLIC-PRIVATE PARTNERSHIP PROJECTS
--------------------------------------------------------------------------------------------------------------
                                                                   BUDGET
                                                     TOTAL    EXPENDITURE   MEDIUM-TERM EXPENDITURE ESTIMATE
                                                    COST OF  -------------------------------------------------
R thousand                                          PROJECT       2005/06   2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------

PROJECTS SIGNED IN TERMS OF TREASURY REGULATION 16   94 359       116 699   123 023      129 174      135 633
PPP unitary charge                                   94 359       116 699   123 023      129 174      135 633
--------------------------------------------------------------------------------------------------------------
TOTAL                                                94 359       116 699   123 023      129 174      135 633
--------------------------------------------------------------------------------------------------------------

1.    Only projects that have received Treasury Approval: 1

                                                                         VOTE 33

TRANSPORT

--------------------------------------------------------------------------------------------------
                                          2006/07                  2007/08           2008/09
R THOUSAND                           TO BE APPROPRIATED
--------------------------------------------------------------------------------------------------

MTEF ALLOCATIONS                        12 870 458              13 599 312        15 513 071
   OF WHICH:
   Current payments                        538 852                 541 013           581 736
   Transfers and subsidies              12 293 670              13 016 765        14 889 045
   Payments for capital assets              37 936                  41 534            42 290
--------------------------------------------------------------------------------------------------
STATUTORY AMOUNTS                           --                       --                --
--------------------------------------------------------------------------------------------------
Executive authority               Minister of Transport
Accounting officer                Director-General of Transport
--------------------------------------------------------------------------------------------------

AIM

The aim of the Department of Transport is to lead the provision of an integrated, sustainable, reliable and safe transport system, through safety and economic regulation, planning, development, co-ordination, promotion and the implementation of transport policies and strategies.

PROGRAMME PURPOSES

PROGRAMME 1: ADMINISTRATION

Co-ordinate and provide an effective, efficient strategic support and administrative service to the minister, director-general and department.

PROGRAMME 2: TRANSPORT POLICY, RESEARCH AND ECONOMIC ANALYSIS

Effectively manage a national innovative research and development programme, analyse strategic policies, develop appropriate legislation, and provide economic advice and analysis for all modes of transport.

PROGRAMME 3: TRANSPORT REGULATION AND ACCIDENT AND INCIDENT INVESTIGATION

Create an enabling regulatory environment in the areas of safety, security and environmental compliance, and manage accident and incident investigations in all modes of transport.

PROGRAMME 4: INTEGRATED PLANNING AND INTER-SPHERE CO-ORDINATION

Manage and facilitate integrated planning and inter-sphere co-ordination for transport infrastructure and operations.

PROGRAMME 5: FREIGHT LOGISTICS AND CORRIDOR DEVELOPMENT

Manage the implementation of the transport logistics strategy and the development of freight movement corridors.

                                                                             799

2006 Estimates of National Expenditure

PROGRAMME 6: PUBLIC TRANSPORT

Develop practices and norms that will increase access to appropriate and quality public transport that meets the needs of both rural and urban passengers.

PROGRAMME 7: PUBLIC ENTITY OVERSIGHT AND ECONOMIC REGULATION

Develop appropriate mandates and monitoring mechanisms for public entities.
Develop and oversee transport economic regulation in line with broad economic and transport policies.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The overarching objective of the Department of Transport is the sustainable and efficient movement of people and goods, locally, in the Southern African
Development Community (SADC) region and internationally, in a transport system that responds to the needs of both the first and second economies. As an enabler of economic growth, social inclusion and poverty alleviation, the transport system is important to South Africa's development. The affordable and efficient movement of people aids participation in socioeconomic activities, while the efficient and cost-effective movement of goods is critical to the growth and development of the economy and broadened access to markets.

Key elements of the department's strategic approach remain:

o     restructuring public transport subsidies to better target poorer commuters irrespective of the mode of transport, and aligning subsidised transport services to support municipal integrated transport plans

o     streamlining the freight logistics network along key freight movement corridors by promoting infrastructure investment and improved operational efficiency

o     building capacity to monitor and oversee the public entities that report to the Minister of Transport

o     developing the regulatory systems and capacity required to ensure that operators in the transport sector meet the required safety and security standards, and establishing a single economic regulator for the transport sector.

In addition, the need to prepare transport systems and operations to accommodate the increased demand for transport during the 2010 Soccer World Cup requires co-ordinating and facilitating transport planning and delivery across the spheres of government and ensuring that transport modes and public entities are guided by the vision of an integrated, efficient transport system.

Public transport infrastructure and operations for 2010 and beyond

To facilitate transport preparations for 2010, provinces and host cities prepared priority statements defining their transport infrastructure requirements for 2010 and beyond. A new conditional grant was introduced in
2005/06 to fund, initially, some of the more urgent public transport infrastructure projects for host cities. It is anticipated that the public transport infrastructure grant will fund infrastructure investment of R3,5 billion in all municipalities over the medium term. The department will consolidate all the 2010 transport plans into one national transport action agenda.

Public transport (rail, bus and taxi)

Key challenges to improving the quality of transport operations and broadening access to affordable public transport include: continuing to transform and formalise the minibus taxi industry through the taxi recapitalisation project;
restructuring passenger rail operations and stepping up investment in passenger rail infrastructure, and appropriately targeting public transport subsidies.

                                                              Vote 33: Transport

Over 60 per cent of all commuter traffic is carried by the taxi industry in an ageing fleet. The first scrapping allowances under the reformulated taxi recapitalisation project will be paid during 2006/07, and it is anticipated that
60 000 vehicles will be scrapped over the medium-term expenditure framework
(MTEF) period. The department will also support provinces to ensure that adequate capacity and systems are in place to administer operating licences for taxis, and to monitor and enforce compliance with traffic laws, taxi safety standards and operating licence conditions.

The largest allocations in the department are for public transport subsidies for rail and bus operations. The department is currently reviewing the public transport subsidy system to fund public transport operations more equitably across the modes, target poor commuters better, and promote competition among public transport operators. While the review will have long-term implications for public transport subsidies, the department continues to prioritise the transformation and rationalisation of the bus subsidy system, with a view to devolving bus subsidies to municipalities in the medium term. The bus system is subsidised by both national and municipal government and carries 20 per cent of commuters. There is scope to extend bus services, as the most cost-effective public transport service, along key metropolitan corridors, and many municipalities are promoting the development of dedicated busways as a key element of their strategic public transport networks.

Subsidised commuter rail carries 15 per cent of commuters (2,2 million passengers daily) and faces a backlog in investment in infrastructure. Passenger rail services are provided by a number of entities (South African Rail Commuter
Corporation (SARCC) Ltd, Metrorail and Shosholoza Meyl), which are being restructured into a single entity to make passenger rail more efficient. From
April 2006, Metrorail will be a subsidiary of the SARCC.

An interim rail plan, approved by Cabinet, defines a three-phase approach to ensuring that rail operations become financially viable over the medium term. In the short term, the rail operator will focus on stabilising and improving services along the busiest commuter corridors by investing in railway infrastructure, upgrading rolling stock, and improving stations and operations.
In the medium term, a broader recovery phase will be implemented, with significant projects to renew the rail fleet, increase services, and improve fare collection. In the longer term, the focus will be on establishing a rail economic regulator, extending the range of rail operators, and growing the rail share of the public transport market.

The most significant investment in passenger rail for the last 20 years will be made through the Gautrain Rapid Rail Link. This is a public private partnership that will deliver a new rail service between Johannesburg, Tshwane and the
Johannesburg International Airport. Public investment will be divided between a national contribution in the form of a new conditional grant on the transport vote and a provincial contribution by Gauteng. Construction is set to begin in early 2006, to deliver 80km of rail track and more than 25km of tunnels, bridges and viaducts.

Freight

The rate of investment in freight infrastructure has not kept up with growth in the South African economy, constraining future growth and improvements in service delivery. An unreliable rail network, reliance by many exporters on more costly road freight, and the poor throughput at most South African ports are not entirely because of inadequate infrastructure, but are also linked to outdated managerial and operational practices.

The freight logistics strategy will be implemented over the medium term to guide investment in infrastructure and to eliminate bottlenecks in freight logistics operations. The establishment of an independent ports regulator is also expected to have a positive impact on the efficiency of freight movement.

                                                                             801

2006 Estimates of National Expenditure

Roads

Road network integration is being intensified in accordance with the strategic framework for roads and its action plan. Over 3 000km of provincial roads were transferred to the South African National Roads Agency Limited (SANRAL) in 2005
for incorporation into the strategic national road system. Additional allocations of R1,9 billion have been made over the 2006 MTEF to enable better maintenance of the non-toll national network. Processes are under way to ensure integration of proposed SANRAL toll schemes with broader transport planning.
Specific road clusters including access roads, the strategic public transport network, and the strategic secondary road network have been prioritised for improvement. Successful initiatives that promote job creation and skills development in the provincial roads sector, such as Zimbambele in KwaZulu-Natal,
Gundo Lashu in Limpopo and Siyakha in Gauteng, will be replicated and extended through a partnership with the Department of Public Works, to strengthen the expanded public works programme.

Transport regulation

Regulation of the road traffic environment remains a priority. Particular attention has been given to setting up the Road Traffic Management Corporation
(RTMC), which began operating in September 2005. The RTMC is responsible for traffic co-ordination, managing the national traffic information system, traffic information, and traffic training and education.

Driving licence and vehicle testing are other focus areas, especially efforts to eradicate irregular activities involving personnel at some driving licence testing centres and vehicle testing stations. With the co-operation of the
Special Investigating Unit, investigations at these centres are identifying specific irregular practices. Through the Arrive Alive campaign, interventions to curb the number of road accidents during the festive season are being implemented, including intensified and co-ordinated traffic law enforcement, and road safety education and communication programmes. In partnership with the private sector, a total of 151 highly visible traffic patrol vehicles have been made available to traffic authorities, and will be deployed at notorious stretches of roads with high accident rates.

Road Accident Fund

The liabilities of the Road Accident Fund, including their short-term cash flow problems and the longer-term claims backlog, are good reason for reforming the system of compensation for road accident victims. A reform process started when the report of the Road Accident Fund Commission was published in 2003. The report's recommendations have been assessed for their impact and implications, and the interdepartmental committee for road accident victims has recommended a policy change towards a no-fault benefit scheme. Subject to a Cabinet decision, work on a no-fault benefit scheme will start with the publication of a white paper in 2006. In the meantime, the Road Accident Fund received an urgent transfer of R2,7 billion that will ensure that it can meet its liabilities in
2005/06.

                                                              Vote 33: Transport

EXPENDITURE ESTIMATES

TABLE 33.1 TRANSPORT
-----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                            ADJUSTED      REVISED
                                      AUDITED OUTCOME           APPROPRIATION     ESTIMATE      MEDIUM-TERM EXPENDITURE ESTIMATE
                             ------------------------------------------------------------------------------------------------------
R thousand                     2002/03     2003/04     2004/05            2005/06                2006/07      2007/08       2008/09
-----------------------------------------------------------------------------------------------------------------------------------

1. Administration               65 664      74 422      90 734        129 783      113 481       126 038      132 307       139 038
2. Transport Policy,
   Research and
   Economic Analysis            45 710      15 822      16 574         42 054       41 857        28 312       31 694        33 261
3. Transport Regulation
   and Accident and
   Incident Investigation      164 989     120 338     160 736        143 681      178 235       151 859      165 188       178 682
4. Integrated Planning
   and Inter-sphere Co-
   ordination                1 255 297   1 356 068   1 509 911      2 079 226    2 063 218     3 161 253    4 231 161     5 511 159
5. Freight Logistics and
   Corridor Development          1 897      29 942       3 755         19 023       15 096        27 846       18 739        19 983
6. Public Transport          4 087 066   4 447 197   4 694 267      5 431 431    5 250 458     9 165 827    8 817 314     9 418 820
7. Public Entity Oversight
   and Economic
   Regulation                   97 561     188 754     203 891      2 895 807    2 891 252       209 323      202 909       212 128
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                        5 718 184   6 232 543   6 679 868     10 741 005   10 553 597    12 870 458   13 599 312    15 513 071
-----------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget
estimate                                                            3 138 846    2 951 438     4 627 230    4 334 223     5 425 242
-----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS               361 223     370 915     450 837        579 047      540 234       538 852      541 013       581 736
                             ------------------------------------------------------------------------------------------------------
Compensation of
employees                       53 044      64 073      82 934        114 018      109 595       157 678      165 826       175 001
Goods and services             308 179     305 959     341 340        465 029      430 521       381 174      375 187       406 735
of which:
Communication                    3 535       3 771       7 421          5 786        5 783         8 463        9 683        10 743
Computer Services                  997       1 914       1 293          1 570        1 570         1 547        1 629         1 761
Consultants, contractors
and special services           266 379     258 875     286 720        389 276      354 815       299 498      296 573       316 759
Inventory                        4 268       4 716       6 763          9 927        9 912        14 009       15 807        17 314
Maintenance repair and
running cost                        80          86       1 168            750          750         1 361        1 591         1 885
Operating leases                 6 980       7 969       9 752          9 940        9 939        11 903        1 668         2 897
Travel and subsistence          10 513      12 114      17 534         21 993       21 988        25 867       28 488        33 409
Financial transactions in
assets and liabilities              --         883      26 563             --          118            --           --            --
                             ------------------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES      5 355 199   5 827 968   6 214 956     10 147 470    9 997 432    12 293 670   13 016 765    14 889 045
                             ------------------------------------------------------------------------------------------------------
Provinces and
municipalities                  39 925      21 194       1 830        242 060      242 003     3 760 086    2 775 000     3 526 000
Departmental agencies
and accounts                 1 222 016   1 353 033   1 519 616      4 590 720    4 590 720     2 483 623    3 239 805     3 715 156
Universities and
technikons                       8 253       9 475       8 106          6 684        6 684         7 085        7 439         7 796
Public corporations and
private enterprises          4 074 328   4 428 648   4 671 290      5 142 430    5 142 430     5 756 375    6 687 194     7 302 313
Foreign governments and
international organisations      3 828       4 902       3 316          4 170        3 950         4 420        4 641         4 871
Non-profit institutions          6 779      10 542      10 524         11 306       11 306        11 975       12 575        13 793
                             ------------------------------------------------------------------------------------------------------
Households                          70         174         274        150 100          339       270 106      290 111       319 116
                             ------------------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL
ASSETS                           1 762      33 660      14 075         14 488       15 931        37 936       41 534        42 290
                             ------------------------------------------------------------------------------------------------------
Buildings and other fixed
structures                          --      28 000          --         11 462       11 462        34 779       38 221        38 796
Machinery and equipment          1 762       5 660      14 075          3 026        4 469         3 157        3 313         3 494
                             ------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                        5 718 184   6 232 543   6 679 868     10 741 005   10 553 597    12 870 458   13 599 312    15 513 071
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             803

2006  Estimates of National Expenditure

EXPENDITURE TRENDS

Overall expenditure is expected to continue to increase rapidly, rising from
R5,7 billion in 2002/03 to R1 5,5 billion in 2008/09, at an average annual rate of 18,1 per cent. Subsidies for public transport (including the new grant for the Gautrain) and funding for road infrastructure continue to drive expenditure upwards. New allocations for the taxi recapitalisation project, a one-off transfer payment to the Road Accident Fund, and public transport infrastructure in 2005/06 caused expenditure to increase by 20,4 per cent between 2004/05 and
2005/06.

The Public Transport programme, which funds bus and rail subsidies, including capital expenditure on rail, is expected to grow at an average rate of 20,1 per cent between 2005/06 and 2008/09, compared to a rate of 9,9 per cent between
2002/03 and 2005/06. In the 2006 Budget, additional allocations are made for the
Gautrain (R7,2 billion) and passenger rail infrastructure (R1,6 billion) over the MTEF.

New funding for public transport infrastructure, initially in preparation for the 2010 Soccer World Cup, was appropriated in the 2006 Adjusted Estimates
Budget, with R241,7 million in 2005/06. This increases to R700 million, R1 billion and R1,8 billion over the 2006 MTEF, most of which will be allocated to municipalities through a new conditional grant. A small portion will be transferred to the South African Rail Commuter Corporation for station upgrading projects that have been prioritised by municipalities.

Expenditure on national roads has grown steadily in recent years, increasing at a rate of 13,4 per cent from R1,2 billion in 2002/03 to R1,75 billion in
2005/06. It is expected to grow more rapidly over the MTEF, increasing at 26,1 per cent to reach R3,5 billion in 2008/09. In the 2006 Budget, additional allocations of R400 million, R600 million and R900 million were made over the
MTEF for national road infrastructure and road infrastructure co-ordination.

Further additional allocations in the 2006 Budget, of R94 million in 2006/07,
R70 million in 2007/08 and R75 million in 2008/09, are for developing regional transport infrastructure, implementing the rural transport strategy, reforming the Road Accident Fund and for transport regulation.

DEPARTMENTAL RECEIPTS

Departmental receipts arise mainly from dividend payments from the Airports
Company of South Africa (ACSA), in which the department is a shareholder, and from shared revenue from salvage tugs, which are responsible for providing oil pollution prevention services.

Total revenue during 2002/03 was R157,4 million. In 2003/04, a higher than normal dividend was received from ACSA and R49 million was recovered from a bus operator, resulting in the high revenue of R330,8 million. Earnings from the shared revenue from salvage tugs decreased in 2004/05 when a new contract was awarded for one tug instead of two.

Total revenue is forecast to grow steadily over the next three years to reach
R227,1 million, due mainly to the projected inflation-linked growth in dividends.

                                                              Vote 33: Transport

TABLE 33.2 DEPARTMENTAL RECEIPTS
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM RECEIPTS ESTIMATE
                                          --------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                     157 434     330 787     183 596         182 788      199 210      208 661      227 190
                                          --------------------------------------------------------------------------------------
Sales of goods and services
produced by department                     37 725      34 063      13 133          24 230       26 410       27 221       29 638
Interest, dividends and rent on land      119 291     246 180     170 100         158 280      172 500      181 125      197 209
Financial transactions in assets and
liabilities                                   418      50 544         363             278          300          315          343
                                          --------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     157 434     330 787     183 596         182 788      199 210      208 661      227 190
--------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 33.3 ADMINISTRATION
--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                          --------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

Minister 1                                    691         875         709             836          887          934          980
Management                                 11 575      15 819      25 267          44 356       39 822       41 322       43 294
Corporate Services                         45 239      48 515      54 269          73 240       73 099       76 828       80 522
Property Management                         8 159       9 213      10 489          11 351       12 230       13 223       14 242
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      65 664      74 422      90 734         129 783      126 038      132 307      139 038
--------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                      9 251       (1 162)      (1 039)      (6 149)
--------------------------------------------------------------------------------------------------------------------------------

1     Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 167 365.

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------

CURRENT PAYMENTS                           55 398      62 661      80 362         121 508      117 258      123 127      129 417
                                          --------------------------------------------------------------------------------------
Compensation of employees                  22 922      25 990      33 843          46 198       65 465       68 763       72 081
Goods and services                         32 476      35 809      43 206          75 310       51 793       54 364       57 336
of which:
Communication                               2 455       3 041       4 574           3 719        4 956        5 117        5 384
Computer Services                             997       1 914       1 293           1 570        1 547        1 629        1 761
Consultants, contractors and special
services                                    9 024      10 559      11 379          40 811       18 823       30 992       32 323
Inventory                                   1 387       1 363       1 668           2 066        2 255        2 483        2 675
Maintenance repair and running cost            80          86         905             750        1 159        1 349        1 582
Operating leases                            6 955       7 942       9 154           9 911       11 197          851          907
Travel and subsistence                      4 826       5 473       9 945           7 172        7 592        8 106        8 541
Municipal services                          1 205       1 271       1 334           1 440        1 687        1 831        1 946
Financial transactions in assets and
liabilities                                    --         862       3 313              --           --           --           --
                                          --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                     8 504       9 661       8 389           6 927        7 376        7 708        8 078
                                          --------------------------------------------------------------------------------------
Provinces and municipalities                  181         129         112             143           35           --           --
Departmental agencies and accounts             --          --          65              --          150          158          166
Universities and technikons                 8 253       9 475       8 106           6 684        7 085        7 439        7 796
Households                                     70          57         106             100          106          111          116
--------------------------------------------------------------------------------------------------------------------------------

                                                                             805

2006 Estimates of National Expenditure

TABLE 33.3 ADMINISTRATION (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                          --------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

PAYMENTS FOR CAPITAL ASSETS                 1 762       2 100       1 983           1 348        1 404        1 472        1 543
                                          --------------------------------------------------------------------------------------
Machinery and equipment                     1 762       2 100       1 983           1 348        1 404        1 472        1 543
                                          --------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      65 664      74 422      90 734         129 783      126 038      132 307      139 038
--------------------------------------------------------------------------------------------------------------------------------
DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                        --          --          65              --          150          158          166
                                          --------------------------------------------------------------------------------------
Transport Education and Training
Authority                                      --          --          65              --          150          158          166
                                          --------------------------------------------------------------------------------------
UNIVERSITIES AND TECHNIKONS
CURRENT                                     8 253       9 475       8 106           6 684        7 085        7 439        7 796
                                          --------------------------------------------------------------------------------------
Universities of Pretoria, KwaZulu-
Natal and Stellenbosch                      8 253       9 475       8 106           6 684        7 085        7 439        7 796
--------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure has grown rapidly, rising from R65,7 million in 2002/03 to R129,8 million in 2005/06, an average annual increase of 25,5 per cent. The growth is because: additional subdivisions were created, such as legal, internal audit and secretarial services; additional posts for senior managers were created; and
additional amounts were allocated for communication and fraud prevention.

Over the MTEF, expenditure is expected to grow at a considerably slower rate of
2,3 per cent, reaching R139 million in 2008/09. This is largely because of the devolution of travel and subsistence budgets to the other programmes. These re-allocations are counterbalanced by additional funds from the Department of
Public Works.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Transport received the following amounts: R12,2 million in 2006/07, R13,2 million in 2007/08 and R14,2 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

PROGRAMME 2: TRANSPORT POLICY, RESEARCH AND ECONOMIC ANALYSIS

The Transport Policy, Research and Economic Analysis programme develops and monitors transport policies and leads the department and its agencies in regional and international transport integration activities. The expanded focus on the region is in line with the objectives of the New Partnership for Africa's
Development (Nepad) and reflects the strategic importance of regional transport networks. The programme uses multiple sources of data (including economic data, survey information on customer needs, and international benchmarking) to inform policy development, monitor and refine existing policies and implementation programmes, promote the development of regional transport infrastructure networks, and inform strategic decision-making.

Apart from the administration support component, there are four subprogrammes:

o     Policy Analysis ensures transport policy development that is strategic, outcome-focused, integrated, inclusive, flexible and innovative, and monitors the impact and performance of the transport system.

o     Transport Economic Analysis collates and analyses critical supply and demand-side data for all modes of transport, and provides economic data for the department's priority areas.

o     Legislation collates and converts information from policies into legislation.

                                                              Vote 33: Transport

o     Research and Development promotes innovation and the advancement of transport through research and knowledge management in the department.

EXPENDITURE ESTIMATES

TABLE 33.4 TRANSPORT POLICY, RESEARCH AND ECONOMIC ANALYSIS
--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                          --------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

Transport Policy Analysis                  23 299       8 218       4 311           7 541        6 809        7 173        7 527
Transport Economic Analysis                    --       1 860       4 060           4 887        7 297        9 557       10 030
Legislation                                   498         856         714           4 405        3 818        4 019        4 219
Research and Development                   21 336       4 888       4 301           7 504        5 627        5 924        6 218
Administration Support                        577          --       3 188          17 717        4 761        5 021        5 267
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      45 710      15 822      16 574          42 054       28 312       31 694       33 261
--------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     15 284          884        1 016         (141)
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           43 748      11 772      16 245          41 637       27 909       31 279       32 825
                                          --------------------------------------------------------------------------------------
Compensation of employees                   4 454       5 850       9 255          13 931       14 817       15 644       16 418
Goods and services                         39 294       5 922       6 987          27 706       13 092       15 635       16 407
of which:
Consultants, contractors and special
services                                   33 326       3 838       1 865          21 493        7 562        9 123        9 722
Inventory                                      --          --         419             636          734          782          813
Travel and subsistence                      1 162         497       1 241           1 277        1 375        1 672        1 759
Financial transactions in assets and
liabilities                                    --          --           3              --           --           --           --
                                          --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                     1 962       3 328          21              35            8           --           --
                                          --------------------------------------------------------------------------------------
Provinces and municipalities                   --          28          21              35            8           --           --
Departmental agencies and accounts          1 962       3 300          --              --           --           --           --
                                          --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    --         722         308             382          395          415          436
                                          --------------------------------------------------------------------------------------
Machinery and equipment                        --         722         308             382          395          415          436
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      45 710      15 822      16 574          42 054       28 312       31 694       33 261
--------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
Current                                     1 962       3 300          --              --           --           --           --
                                          --------------------------------------------------------------------------------------
South African National Roads
Agency Ltd (NMT)                            1 962       3 300          --              --           --           --           --
                                          --------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure between 2002/03 and 2005/06 was uneven. The sharp increase to R45,7 million in 2002/03 is because of a one-off allocation for a transport survey.
The rapid increase in expenditure after 2004/05 is because of the department's restructuring and the resulting expansion of the policy analysis and research functions in this programme. In 2005/06, expenditure was unusually high, as a result of a R13,4 million rollover and the reprioritisation of savings from other programmes to fund the African Union ministerial conference on air transport, hosted by South Africa in May 2005.

Between 2006/07 and 2008/09, expenditure is expected to level out and grow at an average rate of 8,4 per cent to reach R33,3 million in 2008/09. This growth is driven by the expansion of Transport Economic Analysis functions and the resultant increases in compensation of employees.

                                                                             807

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

A discussion document on national maritime transport policy was completed, and the aviation policy review will result in the publication of the White Paper on
National Aviation Policy in April 2006.

Analysis of the impact of transport on the economy

Preparatory work for the development of an economic performance indicator framework for the transport sector was done in 2004. During 2005, a wide range of stakeholders were consulted to prioritise the most relevant indicators for the framework. The department and relevant stakeholders also approved a transport research and innovation plan that will provide strategic focus to promote improved transport systems, processes and services.

BEE strategy

The integrated broad-based black economic empowerment (BEE) charter for the transport sector was finalised in November 2005, and sets targets for empowerment and participation through ownership, management and employment in companies throughout the transport sector value chain. The charter will ensure representivity for black women and designated groups across most of the BEE indicators.

SELECTED MEDIUM-TERM OUTPUT TARGETS

TRANSPORT POLICY, RESEARCH AND ECONOMIC ANALYSIS

MEASURABLE OBJECTIVE: Create an efficient transport system by developing policies that improve safety and travel times, reduce delays, and increase predictability, reliability and quality for local, regional and international services.

--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                   OUTPUT                                 MEASURE/ INDICATOR                           TARGET
--------------------------------------------------------------------------------------------------------------------------------

Transport Policy Analysis      White Paper on National Maritime       White paper approved by Cabinet              December 2006
                               Transport Policy

                               Environmental policy framework         Framework completed and approved             March 2007

                               Integrated transport sector BEE        BEE charter approved by Cabinet              March 2007
                               charter
--------------------------------------------------------------------------------------------------------------------------------
Transport Economic Analysis    Economic performance indicators        Baseline studies completed on the            March 2007
                               framework                              competitiveness of transport systems
--------------------------------------------------------------------------------------------------------------------------------
Legislation                    New aviation policy and bill           Aviation bill completed                      December 2006

                               New national maritime transport bill   National maritime transport bill completed   April 2007
--------------------------------------------------------------------------------------------------------------------------------
Research and Development       Innovation and advancement of          Implementation of the research, development  March 2007
                               transport through research             and innovation strategy

                               National household travel survey       9 provincial technical reports completed     December 2006
                                                                      Planning for 2008 survey completed           March 2007
--------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 3: TRANSPORT REGULATION AND ACCIDENT AND INCIDENT INVESTIGATION

Reflecting the growing importance of regulation in the transport sector, the new
Transport Regulation and Accident and Incident Investigation programme creates an enabling environment for safety and economic regulation across all transport modes.

Apart from the administration support component, there are five subprogrammes:

o     Road Transport Regulation, through its road traffic management oversight role, enables, coordinates and promotes activities which include quality and safety in land transport, safety information systems and programmes, legislation, national inspectorates, and standards and guidelines.

                                                              Vote 33: Transport

o     Civil Aviation Transport Regulation facilitates the development of an economically viable air transport industry, which is safe, efficient, environmentally friendly and compliant with international standards. It creates an enabling environment for promoting and developing domestic and international air transport for passengers and freight.

o     Maritime Regulation facilitates the development of an economically viable maritime industry that is safe, secure, efficient, environmentally friendly and compliant with international standards. It creates an enabling environment for promoting and developing international and domestic maritime transport for passengers and freight and also provides an oil pollution prevention service.

o     Rail Transport Regulation develops, implements and maintains strategies and regulatory frameworks to ensure improved safety and efficiency in rail transport, including freight logistics.

o     Accident and Incident Investigation collects, maintains and analyses data, and distributes regular reports on accidents and incidents in all modes of transport as an aid to strategic planning and measuring the success of policies implemented.

EXPENDITURE ESTIMATES

TABLE 33.5 TRANSPORT REGULATION AND ACCIDENT AND INCIDENT INVESTIGATION
--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                          --------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

Road Transport Regulation                  32 954      19 042      56 316          32 380       35 423       38 830       43 223
Civil Aviation Regulation                   9 273      10 141      10 533          14 000       15 263       15 450       16 213
Maritime Regulation                        96 875      59 808      57 107          58 400       52 975       55 601       59 047
Rail Transport Regulation                   3 478       3 253       3 583           1 798        4 008        7 114       11 229
Accident and Incident Investigation        19 557      23 871      26 210          33 766       40 698       44 525       45 121
Administration Support                      2 852       4 223       6 987           3 337        3 492        3 668        3 849
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     164 989     120 338     160 736         143 681      151 859      165 188      178 682
--------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                   (173 270)    (182 095)    (184 143)    (201 670)
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          160 694     108 728     143 609         133 927      141 603      154 438      167 401
                                          --------------------------------------------------------------------------------------
Compensation of employees                  18 524      17 914      21 395          17 321       22 861       24 112       25 302
Goods and services                        142 170      90 811      99 885         116 606      118 742      130 326      142 099
of which:
Communication                                 760         425       1 241             578          610          705          763
Consultants, contractors and special
services                                  133 592      78 226      87 611         105 197      108 948      119 124      130 100
Inventory                                   2 215       1 055       4 053           1 147        1 328        1 490        1 566
Travel and subsistence                      3 106       4 285       4 084           5 251        5 813        6 781        7 213
Financial transactions in assets and
liabilities                                    --           3      22 329              --           --           --           --
                                          --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                     4 295      10 218       9 916           9 254        9 736       10 204       10 709
                                          --------------------------------------------------------------------------------------
Provinces and municipalities                   --           1          46              78           19            -            -
Departmental agencies and accounts             --       4 554       5 874           4 300        4 558        4 786        5 023
Foreign governments and                     3 828       4 902       3 316           4 170        4 420        4 641        4 871
international organisations
Non-profit institutions                       467         644         524             706          739          777          815
Households                                     --         117         156              --           --           --           --
--------------------------------------------------------------------------------------------------------------------------------

                                                                             809

2006 Estimates of National Expenditure

TABLE 33.5 TRANSPORT REGULATION AND ACCIDENT AND INCIDENT INVESTIGATION (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                          --------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

PAYMENTS FOR CAPITAL ASSETS                    --       1 392       7 211             500          520          546          572
                                          --------------------------------------------------------------------------------------
Machinery and equipment                        --       1 392       7 211             500          520          546          572
                                          --------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     164 989     120 338     160 736         143 681      151 859      165 188      178 682
--------------------------------------------------------------------------------------------------------------------------------
DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                        --       4 554       5 874           4 300        4 558        4 786        5 023
                                          --------------------------------------------------------------------------------------
Cross Border Agency                            --       1 000       2 000              --           --           --           --
South African Maritime Safety
Authority - Maritime Rescue Co-
ordination Centre                              --       3 554       3 874           4 300        4 558        4 786        5 023
                                          --------------------------------------------------------------------------------------
FOREIGN GOVERNMENTS AND INTERNATIONAL
ORGANISATIONS
CURRENT                                     3 828       4 902       3 316           4 170        4 420        4 641        4 871
                                          --------------------------------------------------------------------------------------
Membership Fees: Southern African
Transport Communication
Commission                                    301          --          --              --           --           --           --
Membership Fees: African Civil
Aviation Commission                           285       1 719          --             600          636          668          701
Membership Fees: International Civil
Aviation Organisation                       3 242       2 197       2 169           2 300        2 438        2 560        2 687
Membership Fees: International
Maritime Organisation                          --         533         869             820          869          912          957
Membership Fees: Indian Ocean
Memorandum of Understanding                    --         172          --             180          191          201          211
Membership Fees: Cospas Sarsat
Contribution                                   --         281         278             270          286          300          315
                                          --------------------------------------------------------------------------------------
NON-PROFIT INSTITUTIONS
CURRENT                                       467         644         524             706          739          777          815
                                          --------------------------------------------------------------------------------------
National Sea Rescue Institute                 467         494         524             556          589          618          650
Mountain Club of South Africa                  --          50          --              50           50           53           55
Hamnet                                         --          50          --              50           50           53           55
Off Road Rescue                                --          50          --              50           50           53           55
--------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure declined from R165 million in 2002/03 to R120,3 million in 2003/04, largely because the new contract for oil pollution prevention services (signed in 2003/04) resulted in a significant reduction in the cost of this service.
Expenditure for oil pollution prevention services (reflected under goods and services) declined from R89 million in 2002/03 to R51,6 million in 2003/04 and
R34,6 million in 2004/05, after which the contract cost stabilises.

Excluding the contract for oil pollution prevention services, growth from
2002/03 to 2005/06 was 11,5 per cent per year, with a particularly sharp increase in expenditure in 2004/05. This was due to: the introduction of funding for special investigations into driver's licence testing centres and for the national traffic information system (NaTIS) at R16,6 million per year; the establishment of a maritime security co-ordination centre at R5,2 million per year; the introduction of a maritime rescue co-ordination centre at R3,5 million per year; and the introduction of funding for new offices for permanent South
African representatives at the International Civil Aviation Council in Canada
and the International Maritime Organisation in the UK, at R3 million each per year.

Growth in expenditure is expected to be more stable from 2005/06 to 2008/09, at an average annual rate of 7,5 per cent, reaching R1 78,7 million in 2008/09.
This includes additional allocations of R5 million, R10 million and R1 5 million for transferring the function of the commissioner for civil aviation (accident and incident investigations) to the department and for setting up a rail economic regulator.

                                                              Vote 33: Transport

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The achievements of this new programme, with a clearer focus on regulating transport operations, reflect the strategic priority of improving safety and efficiency in all modes of transport.

Regulating road transport

During 2005/06, the Road Traffic Management Corporation began operating as the public entity responsible for co-ordinating road traffic management and safety operations across the three spheres of government. The RTMC also took over the management of traffic information, and delivery targets for the development and implementation of the new eNaTIS system in 2005/06 were largely achieved, with
80 per cent of hardware deployed, 90 per cent of the software development completed, and 70 per cent of data migration completed. The entire system will be operational in March 2006.

The regulations for transporting dangerous goods should be enforced by traffic law enforcement officers. To date, 5 000 officers have been trained to inspect and assess dangerous cargoes. The KwaZulu-Natal transport department has created a dedicated unit for dangerous goods law enforcement.

A number of new vehicle safety standards were introduced in 2005/06, including the definition of emergency exits and providing for designated emergency exits in public transport vehicles. Taxi vehicle safety standards were developed to improve passenger safety and ensure minimum casualties in motor accidents. The
K53 practical driving licence test for motor vehicle drivers was improved.

Road safety

A collaborative festive season road safety campaign, involving Arrive Alive, the
Road Accident Fund, the Road Traffic Management Corporation, provinces and local authorities was implemented. Extensive multimedia advertising and public relation campaigns supported provincial and local traffic enforcement activities. Despite this focused campaign, fatalities in December 2005 were 16,9 per cent higher than in 2004.

A total of 502 of 542 vehicle testing stations were inspected in 2005/06. The draft document on a best practice model for vehicle testing stations has been finalised and the model will be introduced in testing stations across the country.

Regulating civil aviation

In 2005, progress was made in the liberalisation of air transport services, and in developing and maintaining bilateral air services agreements with Madagascar,
France, Switzerland and the UK. Egypt became the fourth country with whom South
Africa has opened up air services.

Regulating the maritime environment

The National Ports Act (2005) was passed by Parliament. Through the interdepartmental working group, the department developed regulations for the safety of small vessels in inland waterways by requiring owners of small vessels to register their boats with the Department of Transport. The department began developing the maritime transport security legislation, using the current regulations as a basis for discussion. In future, all ports and port facilities will have to have security plans and these will be verified periodically by inspectors employed by the department.

                                                                             811

2006 Estimates of National Expenditure

Search and rescue matters

Following the conference in Italy on search and rescue and global maritime distress and safety systems, hosted by the International Maritime Organisation,
South Africa will host a sub-regional marine rescue co-ordination centre that will be serve five countries in the Southern Africa region (Namibia, Angola,
Madagascar, Mozambique and the Comores). The existing rescue co-ordination centres continued to carry out their search and rescue operation and co-ordination mandate, handling 174 incidents during 2005/06, in which 164 lives were saved.

SELECTED MEDIUM-TERM OUTPUT TARGETS

TRANSPORT REGULATION AND ACCIDENT AND INCIDENT INVESTIGATION

MEASURABLE OBJECTIVE: Develop, implement and maintain regulatory frameworks to ensure improved safety, security and environmental sustainability across the transport sector and to ensure efficient transport services.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                   OUTPUT                                    MEASURE/INDICATOR                            TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Road Transport Regulation      Regulation of driving standards           New K53 driving licence manual published     July 2006
-----------------------------------------------------------------------------------------------------------------------------------
Civil Aviation Regulation      Air transport liberalisation              Bilateral air services agreement with 1      March 2007
                                                                         other country
-----------------------------------------------------------------------------------------------------------------------------------
Maritime Regulation            Independent port regulator                Port regulator regulations completed         June 2006

                                                                         Appointment of a board                       July 2006

                               Maritime transport security legislation   Maritime Transport Security Bill completed   June 2006

                               Monitoring and enforcement of small       National small vessel database               June 2006
                               vessel regulations                        established
-----------------------------------------------------------------------------------------------------------------------------------
Rail Transport Regulation      Rail economic regulator                   Transitional regulatory capacity             August 2006
                                                                         established
-----------------------------------------------------------------------------------------------------------------------------------
Accident and Incident          Analysis and dissemination of road        Frequency of publication and circulation of  Monthly
Investigation                  accident data                             analytical reports

                               South African search and rescue           New SASAR policy manual completed and        April 2006
                               (SASAR) manual                            approved

                               Multilateral search and rescue            Negotiation process with the relevant        April 2006
                               agreement on the sub-regional Maritime    countries completed
                               Rescue Co-ordination Centre

                                                                         Agreement signed                             June 2006

                               Draft search and rescue regulations       Regulations published                        December 2006
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: INTEGRATED PLANNING AND INTER-SPHERE CO-ORDINATION

The Integrated Planning and Inter-sphere Co-ordination programme promotes and monitors integrated transport planning and co-ordinates the development and maintenance of transport infrastructure for all transport modes. This includes roads, railways, airports, harbours, pipeline interchange facilities, and the associated power and communications systems. Because of the regional nature of transport networks, the programme will play an important role in promoting the development of integrated, well-managed, viable and sustainable transport infrastructure that meets the economic development goals of Nepad and the SADC region. The programme emphasises rural transport development, accessible transport development, and the promotion of feasible non-motorised transport.

Apart from the administration support component, there are four subprogrammes:

o     Transport Planning is responsible for: implementing the National Land
      Transport Transition Act (2000), providing planning support and facilitating municipal and provincial transport plans, ensuring the restructuring of transport operations, and ensuring that transport plans are integrated across the spheres of government.

o     Integrated Delivery Programme is responsible for implementing key departmental projects and supporting key national programmes, such as the integrated sustainable rural development programme, the urban renewal programme, the rural transport programme, and the expanded public works programme. In addition, the subprogramme is responsible for supporting the

                                                              Vote 33: Transport

      establishment of transport authorities, managing the Transport Appeal
      Tribunal and facilitating the implementation of the National Land
      Transport Transition Act (2000).

o     Integrated Infrastructure and Network Development is responsible for reviewing transport infrastructure plans, providing infrastructure planning support, developing frameworks and strategies for infrastructure development, implementing support for infrastructure projects, co ordinating and implementing infrastructure provision, developing systems and processes for infrastructure management, contributing to regional transport infrastructure development for all modes of transport, and overseeing the South African National Roads Agency.

o     2010 Soccer World Cup Co-ordination facilitates co-ordinated planning for transport infrastructure operations for the 2010 Soccer World Cup and beyond. This includes the administration of the new conditional grant for public transport infrastructure and systems that provides funding for municipal public transport infrastructure projects, with an initial focus on the potential host cities for the World Cup.

EXPENDITURE ESTIMATES

TABLE 33.6 INTEGRATED PLANNING AND INTER-SPHERE CO-ORDINATION
--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                 AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ----------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

Transport Planning                         49 319      53 383      45 915          24 286       23 067       25 693       27 559
Integrated Delivery Programme                  --         645       1 128          18 076       47 281       48 064       49 347
Integrated Infrastructure and
Network Development                     1 203 064   1 293 047   1 450 037       1 790 461    2 382 710    3 148 792    3 625 114
2010 Soccer World Cup
Coordination                                   --          --          --         241 710      702 340    1 002 464    1 802 587
Administration Support                      2 914       8 993      12 831           4 693        5 855        6 148        6 552
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   1 255 297   1 356 068   1 509 911       2 079 226    3 161 253    4 231 161    5 511 159
--------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                    245 923    1 173 896    1 658 826    2 710 401
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           10 489      11 412      18 407          69 074      133 898      150 493      161 845
                                        ----------------------------------------------------------------------------------------
Compensation of employees                   1 926       6 649       9 745          17 511       24 090       25 301       26 950
Goods and services                          8 563       4 757       8 661          51 563      109 808      125 192      134 895
of which:
Consultants, contractors and special
services                                    6 449       1 983       5 729          36 103       85 586       97 856      100 442
Inventory                                     358       1 173         380           3 917        7 498        8 561        9 631
Travel and subsistence                        820         695       1 307           6 245        8 564        9 067       12 673
Financial transactions in assets and
liabilities                                    --           6           1              --           --           --           --
                                        ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                 1 244 808   1 343 958   1 487 389       1 998 224    2 992 083    4 041 929    5 309 964
                                        ----------------------------------------------------------------------------------------
Provinces and municipalities               39 744      20 970       1 627         241 745      519 008      624 000    1 790 000
Departmental agencies and accounts      1 205 064   1 322 988   1 485 755       1 756 479    2 293 075    3 041 929    3 509 964
Public corporations and private
enterprises                                    --          --          --              --      180 000      376 000       10 000
Households                                     --          --           7              --           --           --           --
                                        ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    --         698       4 115          11 928       35 272       38 739       39 350
                                        ----------------------------------------------------------------------------------------
Buildings and other fixed structures           --          --          --          11 462       34 779       38 221       38 796
Machinery and equipment                        --         698       4 115             466          493          518          554
                                        ----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   1 255 297   1 356 068   1 509 911       2 079 226    3 161 253    4 231 161    5 511 159
--------------------------------------------------------------------------------------------------------------------------------

                                                                             813

2006 Estimates of National Expenditure

TABLE 33.6 INTEGRATED PLANNING AND INTER-SPHERE CO-ORDINATION
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                          --------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
PROVINCES AND MUNICIPALITIES
MUNICIPALITIES
CURRENT                                        --      11 851       1 600              --           --           --           --
                                          --------------------------------------------------------------------------------------
National Land Transport Transition
Act                                            --      11 851       1 600              --           --           --           --
                                          --------------------------------------------------------------------------------------
CAPITAL                                    39 744       9 100          --         241 710      519 000      624 000    1 790 000
                                          --------------------------------------------------------------------------------------
Urban Transport Fund                       39 744       9 100          --              --           --           --           --
Public Transport Infrastructure and
Systems Fund                                   --          --          --         241 710      519 000      624 000    1 790 000
                                          --------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
PUBLIC ENTITIES
CURRENT                                   783 992     825 862     937 455       1 191 146    1 494 123    1 962 579    2 253 020
                                          --------------------------------------------------------------------------------------
South African National Roads
Agency Ltd                                781 992     825 862     937 455       1 187 387    1 494 123    1 962 579    2 253 020
South African National Roads
Agency Ltd - NMT (bicycle)                  2 000          --          --           3 759           --           --           --
                                          --------------------------------------------------------------------------------------
CAPITAL                                   421 072     497 126     548 300         565 333      798 952    1 079 350    1 256 944
                                          --------------------------------------------------------------------------------------
Urban Transport Fund                           --      32 432      44 024              --           --           --           --
South African National Roads
Agency Ltd                                421 072     464 694     504 276         565 333      797 952    1 079 350    1 256 944
Cross Border Road Transportation               --          --          --              --        1 000           --           --
Agency (PTIF)
                                          --------------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PUBLIC CORPORATIONS
OTHER TRANSFERS
CAPITAL                                        --          --          --              --      180 000      376 000       10 000
                                          --------------------------------------------------------------------------------------
South African Rail Commuter
Corporation (PTIF)                             --          --          --              --      180 000      376 000       10 000
--------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure grew rapidly between 2002/03 and 2005/06, rising at an average annual rate of 18.3 per cent. It is expected to grow even faster over the MTEF, at an average annual rate of 38.3 per cent.

Programme spending is dominated by allocations for the development, upgrading and maintenance of national roads through transfers to the South African
National Roads Agency (SANRAL) and allocations for public transport infrastructure through the Public Transport Infrastructure Fund. The fund was introduced in 2005/06 as a new conditional grant to municipalities, with an initial allocation of R241,7 million, rising to R1,8 billion in 2008/09.
Additional funding of R566 million over the MTEF will be transferred to the
SARCC to upgrade key stations located close to 2010 Soccer World Cup stadiums as part of the public transport infrastructure allocation. SANRAL transfers rise from R1,2 billion in 2002/03, to R1,8 billion in 2005/06, and are expected to rise to R3,5 billion in 2008/09. Additional allocations to improve the road infrastructure framework amount to R400 million, R600 million and R900 million over the 2006 MTEF, most of which will be transferred to SANRAL for capital projects. The department will retain a small portion of this funding to commission studies, develop decision support systems and facilitate and oversee the implementation of the strategic framework for roads.

Expenditure on goods and services increased from R8,6 million in 2002/03 to
R51,6 million in 2005/06, largely due to an additional allocation for a special overload control unit (R10 million) and the reprioritisation of funds for a rural transport strategy (R9,8 million) in 2005/06. Capital expenditure will also grow as a result of additional allocations for rural transport (R30 million per

                                                              Vote 33: Transport

year) and regional infrastructure network development (R45 million, R30 million and R30 million) over the medium term.

Expenditure on compensation of employees has grown especially rapidly, rising from R1,9 million in 2002/03 to R17,5 million in 2005/06, an average increase of
108,7 per cent, as a result of the department's restructuring in 2004 and a significant increase in the number of employees in this programme.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Implementation of the National Land Transport Transition Act

While the first phase of municipal transport plans (the collection of current public transport records) has been completed in all municipalities, and almost all planning authorities will have finalised their integrated transport plans by
March 2006, many of these plans do not satisfy the requirements of the National
Land Transport Transition Act (2000). Seven out of nine provinces have submitted their provincial land transport frameworks for approval by the Minister of
Transport.

During 2005/06, the department focused on helping metropolitan municipalities establish transport authorities as required by the act. A study to evaluate the
Ethekhwini transport authority - which was established in March 2004 and remains the only transport authority in the country - will guide the development of other transport authorities.

The act is being amended, based on the findings of a review by the parliamentary portfolio committee. The amendment bill has been approved by Cabinet and will be processed through the national and provincial legislatures in 2006. The main changes proposed are: extending the transport planning cycle from one to two years, incorporating light delivery vehicles into the public transport domain
(where appropriate), and regulating metered taxis and tourist transport.

Road infrastructure

The action plan for the strategic framework for roads has been completed, and is being implemented under the guidance of the roads co-ordinating body. Key priorities include access road development, improving the national and strategic secondary networks, developing and standardising information and decision support systems, reclassifying the road network system and strengthening co-ordination and delivery mechanisms.

The Platinum Highway was officially opened in October 2005, completing the coast-to-coast link from Maputo to Walvis Bay, as part of the Trans-Kalahari
Corridor.

Transport infrastructure

A public transport interchange in Inanda-Ntuzuma-Kwamashu in KwaZulu-Natal was completed in December 2004. The Galeshewe bicycle path in Kimberley, Northern
Cape, and the first phase of the Baragwanath public transport interchange in
Johannesburg, Gauteng, were completed in 2005. The implementation of the rural transport strategy has begun with the construction of access roads in three rural municipalities (Greater Tubatse in Limpopo, Umkhanyakude in KwaZulu-Natal,
and OR Tambo in Eastern Cape). Two of these projects fall under the expanded public works programme, and contribute to scaling up the programme by accelerating road maintenance programmes through labour intensive methods.

In 2005/06, 52 public transport infrastructure projects to the value of R1,9 billion were approved for funding in 18 municipalities through the new public transport infrastructure and systems

                                                                             815

2006 Estimates of National Expenditure

conditional grant. These include: capital spending on station upgrades;
constructing and upgrading public transport interchanges and other road-based public transport infrastructure in strategic corridors; non-motorised transport infrastructure and facilities, including pedestrian and cycle ways; and public transport systems.

Non-motorised transport

Non-motorised transport is being actively promoted through the Shova Kalula bicycle project, which has resulted in the delivery of 14 121 bicycles countrywide. The project to promote animal drawn carts is in its second phase of implementation, with cart prototypes being refined to meet South African Bureau of Standards standards.

2010 transport action agenda

The 2010 transport action agenda, articulating the transport vision, objectives and a plan for the 2010 Soccer World Cup, is in its final stage of development.
Priority statements defining transport infrastructure projects were finalised by all potential host municipalities in 2005, and the department will now focus on helping these municipalities develop plans for transport operations during the
World Cup.

SELECTED MEDIUM-TERM OUTPUT TARGETS

INTEGRATED PLANNING AND INTER-SPHERE COORDINATION

MEASURABLE OBJECTIVE: Fully established, integrated transport plans that will incrementally improve public transport services and related infrastructure for social and regional development.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                 OUTPUT                               MEASURE/INDICATOR                  TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Transport Planning           Municipal transport plans that       Number of municipal transport       95% of municipalities with
                             address transport service            plans completed                     adequate integrated transport
                             constraints and infrastructure                                           plans
                             backlogs

                             Implementation of the National       Framework for National Land         December 2009
                             Land Transport Transition            Transport Bill approved by
                             Act (2000)                           Cabinet
-----------------------------------------------------------------------------------------------------------------------------------
Integrated Delivery          Provision and integration of         Number of transport authorities     2 new transport authorities
Programme                    public transport services            established

                                                                  Number of public transport          2 new public transport
                                                                  facilities built                    interchanges

                             Non-motorised Transport delivery     Number of bicycles delivered        50 000 bicycles
                                                                  through the Shova
                                                                  Kalula bicycle project

                             Expanded public works programme      Percentage of provincial            10% of provincial
                             implementation plan                  infrastructure grant funding        infrastructure
                                                                  spent on labour intensive           budgets
                                                                  access road projects
-----------------------------------------------------------------------------------------------------------------------------------
Integrated Infrastructure    Road infrastructure strategic        Percentage of strategic             20% by March 2008
and Network Development      framework                            secondary road network
                                                                  upgraded

                             National overload control            Number of operators incorporated    5 main freight industries
                             strategy                             into the load accreditation         incorporated by December 2006
                                                                  programme
-----------------------------------------------------------------------------------------------------------------------------------
2010 Soccer World Cup        Planning for transport operations    Operational plans completed for     October 2006
Coordination                 during 2010 Soccer World Cup         all host cities and transport
                                                                  entities
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 5: FREIGHT LOGISTICS AND CORRIDOR DEVELOPMENT

The Freight Logistics and Corridor Development programme, established in
2004/05, aims to reduce the cost of doing business in South Africa by making the freight logistics sector more efficient, reliable and cost effective.

Apart from the administration support component, there are four subprogrammes:

o     National Logistics Strategy is responsible for developing strategies to unblock bottlenecks in the freight logistics system. It will oversee the implementation of a national freight logistics

                                                              Vote 33: Transport

      strategy, by co-ordinating integrated infrastructure planning, forecasting demand and undertaking scenario planning.

o     Eastern Corridor and Western Corridor implement projects in the freight corridors. These will be targeted at improving the efficiency of the corridors and integrating secondary and tertiary corridors into a seamless logistics system that supports the geographic expansion of economic activity in the country and in the region.

o     Border Operations and Control is responsible for co-ordinating the development and maintenance of transport infrastructure at border posts.

EXPENDITURE ESTIMATES

TABLE 33.7 FREIGHT LOGISTICS AND CORRIDOR DEVELOPMENT
--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                          --------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

National Logistics Strategy                 1 897      29 942       3 755           7 773       13 614        5 618        6 004
Eastern Corridor                               --          --          --           4 903        5 421        4 740        5 063
Western Corridor                               --          --          --           4 435        4 905        4 183        4 468
Border Operations and Control                  --          --          --              --        1 540        1 620        1 700
Administration Support                         --          --          --           1 912        2 366        2 578        2 748
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       1 897      29 942       3 755          19 023       27 846       18 739       19 983
--------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                         --        3 075        3 231        3 098
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            1 897       1 803       3 714          18 945       27 779       18 674       19 913
                                          --------------------------------------------------------------------------------------
Compensation of employees                   1 387       1 335         544           6 477        9 242        9 706       10 334
Goods and services                            510         468       3 170          12 468       18 537        8 968        9 579
of which:
Consultants, contractors and special
services                                      445         399       3 170          11 646       17 354        7 568        8 031
                                          --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                        --          54           1              18            5           --           --
                                          --------------------------------------------------------------------------------------
Provinces and municipalities                   --          54           1              18            5           --           --
                                          --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    --      28 085          40              60           62           65           70
                                          --------------------------------------------------------------------------------------
Buildings and other fixed structures           --      28 000          --              --           --           --           --
Machinery and equipment                        --          85          40              60           62           65           70
                                          --------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       1 897      29 942       3 755          19 023       27 846       18 739       19 983
--------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure increased especially rapidly from 2002/03 to 2005/06, from R1,9 million to R19 million, an average annual increase of 115,6 per cent, as additional funds were allocated for developing freight transport policy and implementation strategies. Expenditure peaked in 2003/04 because of a one-off allocation of R28 million for revitalising railway branch lines in Umtata,
Eastern Cape. In the 2005 Budget R5 million was allocated in 2005/06 and R10 million in 2006/07 for developing freight logistics strategies and pilot implementation projects. This allowed for the introduction of the Eastern and
Western Corridor subprogrammes in 2005/06 and Border Operations and Control in
2006/07.

                                                                             817

2006 Estimates of National Expenditure

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Since the introduction of this programme in 2004/05, most of the performance targets have been met.

The Department of Transport leads the interdepartmental task team responsible for developing and implementing a freight logistics strategy. A draft green paper, outlining a new vision for freight logistics in South Africa, was presented to Cabinet in January 2005. The minister launched the national freight logistics strategy in September 2005. Work is now being done to develop corridor freight plans, and to engage social partners through the National Economic and
Development Labour Council to strengthen the implementation of the strategy.

Corridor development

The roads on the Bakwena Platinum Corridor from Tshwane to the Botswana border have been upgraded. This will reduce export and shipping times by several days.
The upgrading and rehabilitation of the section of the N4 highway on the Maputo
Development Corridor, between Pretoria and the Gauteng-Mpumalanga border, is nearly complete. The N2 road upgrade to support the Coega industrial development zone is under way.

The department has also started setting up a corridor forum in each province to oversee the development of corridor strategies. KwaZulu-Natal, Mpumalanga and
Western Cape have established corridor forums.

Freight operational efficiency

The department is rolling out two national projects that are key to implementing the national freight logistics strategy. The national freight databank project collects, collates and consolidates all available freight statistics on the movement of goods and services in the country. The national freight information systems project integrates information on the movement of goods and services across various systems (including accident statistics, SANRAL's traffic numbers and others) and generates reports customised to users' needs. The customs management subcommittee of the Trans-Kalahari Corridor has started piloting shorter customs processes for freight moving between Gauteng, Walvis Bay and
Botswana.

SELECTED MEDIUM-TERM OUTPUT TARGETS

FREIGHT LOGISTICS AND CORRIDOR DEVELOPMENT

MEASURABLE OBJECTIVE: Efficient freight logistic operations that ensure the speedy, cost-effective and reliable movement of goods along a regional network of freight movement corridors, supported by integrated freight infrastructure planning, adequate infrastructure investment, and a national freight information system.

--------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                  OUTPUT                             MEASURE/INDICATOR                          TARGET
--------------------------------------------------------------------------------------------------------------------------

National Logistics Strategy   National freight logistics         Strategy adopted by Cabinet                June 2006
                              strategy
                                                                 National freight databank established      October 2006

                                                                 National freight information system        March 2007
                                                                 operational
--------------------------------------------------------------------------------------------------------------------------
Eastern Corridor              Corridor mapping                   Map of physical and virtual flows in       September 2006
and Western Corridor                                             the corridors completed

                              Efficiency gains in the            Complete modelling of customs processes    March 2007
                              movement of freight                on key  corridors
--------------------------------------------------------------------------------------------------------------------------
Border Operations and         Analysis of system                 Industry consultation on system analysis   October 2006
Control                       inefficiencies in regional and
                              international movement of goods
                              and passengers

                              Operational improvements in        Operational improvement performance        March 2007
                              public entities responsible for    agreements signed with public entities
                              movement of goods and passengers
--------------------------------------------------------------------------------------------------------------------------

                                                              Vote 33: Transport

PROGRAMME 6: PUBLIC TRANSPORT

The role of the Public Transport programme is to bring about change in the public transport system by developing a system that will ensure the provision of safe, reliable, affordable and accessible public transport.

Apart from the administration support component, there are four subprogrammes:

o     Public Transport Strategy and Monitoring is responsible for developing public transport strategies and leading the initiation of projects. The main priority is the strategic review of passenger transport in South
      Africa, which proposes options for accelerating the transformation of passenger transport service delivery.

o     Public Transport Management oversees the payment of bus subsidies, and facilitates the transformation of the subsidised bus industry and system.
      It oversees the payment of rail commuter subsidies, manages the passenger rail integration process, drives projects to improve public transport infrastructure, and facilitates the optimisation of the rail commuter system in a sustainable and cost-effective manner.

o     Taxi Recapitalistion Project Office facilitates the transformation of the taxi industry and the taxi recapitalisation project.

o     Public Transport Business Development develops the business case for public transport while concentrating on issues relating to the commuter rail merger, turnaround strategies for passenger rail, the integration of public transport operations to maximise subsidy, and developing the business case and analysis for new public transport developments.

EXPENDITURE ESTIMATES

TABLE 33.8 PUBLIC TRANSPORT
--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ----------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

Public Transport Strategy and
Monitoring                                     --          --          --           4 087        3 903        4 096        4 477
Public Transport Management             4 077 980   4 428 648   4 671 683       5 160 735    8 828 736    8 474 088    9 041 327
Taxi Recapitalisation Project Office        6 497       9 898      10 000         260 600      326 236      331 798      364 978
Public Transport Business
Development                                    --          --          --           1 595        1 324        1 387        1 516
Administration Support                      2 589       8 651      12 584           4 414        5 628        5 945        6 522
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   4 087 066   4 447 197   4 694 267       5 431 431    9 165 827    8 817 314    9 418 820
--------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                    145 851    3 423 309    2 653 423    2 707 576
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                            6 426       8 302      12 683         128 241       67 079       53 189       58 383
                                        ----------------------------------------------------------------------------------------
Compensation of employees                   1 724       4 282       5 864           9 069       14 478       15 212       16 477
Goods and services                          4 702       4 008       5 902         119 172       52 601       37 977       41 906
of which:
Consultants, contractors and special
services                                    3 944         501       4 216         112 621       44 934       29 619       32 071
Inventory                                     222       1 037         162           1 923        2 015        2 289        2 419
Travel and subsistence                        165         769         560           1 426        1 672        1 865        2 171
Financial transactions in assets and
liabilities                                    --          12         917              --           --           --           --
--------------------------------------------------------------------------------------------------------------------------------

                                                                             819

2006  Estimates of National Expenditure

TABLE 33.8 PUBLIC TRANSPORT (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ----------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                 4 080 640   4 438 558   4 681 310       5 303 071    9 098 621    8 763 992    9 360 291
                                        ----------------------------------------------------------------------------------------
Provinces and municipalities                   --          12          15              41    3 241 010    2 151 000    1 736 000
Public corporations and private
enterprises                             4 074 328   4 428 648   4 671 290       5 142 430    5 576 375    6 311 194    7 292 313
Non-profit institutions                     6 312       9 898      10 000          10 600       11 236       11 798       12 978
Households                                     --          --           5         150 000      270 000      290 000      319 000
                                        ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    --         337         274             119          127          133          146
                                        ----------------------------------------------------------------------------------------
Machinery and equipment                        --         337         274             119          127          133          146
                                        ----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   4 087 066   4 447 197   4 694 267       5 431 431    9 165 827    8 817 314    9 418 820
--------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------------
PROVINCES AND MUNICIPALITIES
PROVINCES
PROVINCIAL REVENUE FUNDS
CAPITAL                                        --          --          --              --    3 241 000    2 151 000    1 736 000
                                        ----------------------------------------------------------------------------------------
Gautrain Rapid Rail Link                       --          --          --              --    3 241 000    2 151 000    1 736 000
                                        ----------------------------------------------------------------------------------------
PUBLIC CORPORATIONS AND PRIVATE
ENTERPRISES
PUBLIC CORPORATIONS
SUBSIDIES ON PRODUCTION OR PRODUCTS
CURRENT                                 1 536 419   1 695 148   1 843 550       2 156 377    2 131 542    2 259 119    2 485 031
                                        ----------------------------------------------------------------------------------------
South African Rail Commuter
Corporation                             1 536 419   1 695 148   1 843 550       2 156 377    2 131 542    2 259 119    2 485 031
                                        ----------------------------------------------------------------------------------------
CAPITAL                                   691 000     665 000     655 000         688 300    1 029 598    1 516 078    2 017 686
                                        ----------------------------------------------------------------------------------------
South African Rail Commuter
Corporation                               691 000     665 000     655 000         688 300    1 029 598    1 516 078    2 017 686
                                        ----------------------------------------------------------------------------------------
PRIVATE ENTERPRISES
SUBSIDIES ON PRODUCTION OR PRODUCTS
CURRENT                                 1 846 909   2 068 500   2 172 740       2 297 753    2 415 235    2 535 997    2 789 596
                                        ----------------------------------------------------------------------------------------
Bus subsidies                           1 846 724   2 068 500   2 172 740       2 297 753    2 415 235    2 535 997    2 789 596
Taxi                                          185          --          --              --           --           --           --
                                        ----------------------------------------------------------------------------------------
NON-PROFIT INSTITUTIONS
CURRENT                                     6 312       9 898      10 000          10 600       11 236       11 798       12 978
                                        ----------------------------------------------------------------------------------------
Taxi : Santaco                              6 286       9 898      10 000          10 600       11 236       11 798       12 978
Taxi : Council for Scientific
Industrial Research                            26          --          --              --           --           --           --
                                        ----------------------------------------------------------------------------------------

HOUSEHOLDS
OTHER TRANSFERS
CURRENT                                        --          --           5         150 000      270 000      290 000      319 000
                                        ----------------------------------------------------------------------------------------
Taxi Recapitalisation                          --          --          --         150 000      270 000      290 000      319 000
Leave Gratuity                                 --          --           5              --           --           --           --
                                        ----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure on the Public Transport programme, accounting for the bulk of the department's budget, is expected to grow at an average annual rate of 14,9 per cent between 2002/03 and 2008/09, reaching R9,4 billion in 2008/09.

Almost all expenditure is on public transport subsidies. The bus and rail subsidies over the seven-year period account for an average of 86,2 per cent of the programme's budget. Bus subsidies are expected to increase at an average annual rate of 7,1 per cent, from R1,8 billion in 2002/03 to R2,8 billion in
2008/09. Expenditure on rail subsidies and rail capital is expected to increase at an average annual rate of 12,5 per cent, rising from R2,2 billion in 2002/03 to R4,5 billion in 2008/09.

                                                              Vote 33: Transport

This includes the additional allocations in the 2006 Budget of R200 million,
R500 million and R900 million for passenger rail infrastructure over the medium term.

Transfer payments for the taxi transformation project, including the legalisation and democratisation of the taxi industry, grew at an average annual rate of 18,9 per cent between 2002/03 and 2005/06, from R6,3 million to R10,6 million respectively. These allocations grow to R1 3 million over the MTEF, when the focus will shift to the implementation of the taxi recapitalisation project.

The 2005 Budget provided additional allocations for taxi recapitalisation: R250 million for 2005/06, R315 million for 2006/07 and R320 million for 2007/08, which grows by 10 per cent to R352 million in 2008/09. A portion of the funds will be used for planning and systems development, while the rest will be used for paying scrapping allowances to taxi owners who scrap their old vehicles.

The 2006 Budget introduces the national contribution to the Gautrain Rapid Rail
Link, amounting to R7,1 billion over the MTEF period, which will be paid as a conditional grant to the Gauteng province.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

The strategic role that efficient public transport services play in driving economic growth is reflected in increased expenditure and expanded functions in this programme. As a result of the organisational change required to implement this expanded mandate, many of the performance targets for 2005/06 were not achieved.

Strategic review of passenger transport process

A strategic review of passenger transport was initiated in 2005/06. Some topics prioritised in the review are subsidy analysis and reform options, a national public transport electronic fare collection and information platform, an implementation strategy for travel demand management, integrated public transport networks in metropolitan areas, and rural passenger transport. It is expected that initial results will be available early in 2006, and that the review will be completed by March 2007.

Bus subsidies to BEE companies

Before 1994, a few large bus companies received the majority of government's bus subsidy budget. By November 2003, the proportion of bus subsidies paid to BEE bus companies reached 60 per cent, three years ahead of target. By March 2004,
55 per cent of all contracts had been converted to either tendered or negotiated contracts, and the remaining contracts are expected to be converted by April
2007. There is currently a moratorium on new tendered contracts to allow bus operations time to transform to meet the new requirements of subsidised service contracts.

Taxi recapitalisation

New systems and law enforcement strategies, as well as the infrastructure
(computer equipment, and buildings), to manage and administer the payment of a scrapping allowance to taxi owners will be finalised and established in early
2006. The new vehicle safety requirements have been approved and manufacturers must comply with the new requirements from January 2006. The tender for the contract to administer scrapping allowances will be finalised by March 2006.

                                                                             821

2006 Estimates of National Expenditure

Commuter rail services

The tender for constructing the Khayelitsha rail extension has been awarded and the required land secured. Construction is scheduled to be completed in June
2006, including the construction of two new rail stations, four road over-rail bridges, four pedestrian bridges, the transport network connectivity and two transport interchanges.

The programme for refurbishing rolling stock is continuing and is now based on increasing refurbishment to 480 coaches per year, which amounts to 15,3 per cent of the operational fleet.

To ensure an integrated approach to addressing the challenges of commuter rail and the backlogs in commuter rail investments, an interim national passenger rail plan was completed in June 2005 and presented to Cabinet for approval. To facilitate the merger between the South African Rail Commuter Corporation and
Metrorail operations, a due diligence on both organisations was completed in
June 2005 and a business plan for consolidation has been finalised. Commuter rail entities will be merged in April 2006 and should be fully consolidated by the end of 2006/07.

SELECTED MEDIUM-TERM OUTPUT TARGETS

PUBLIC TRANSPORT

MEASURABLE OBJECTIVE: Increased provision of safe, reliable and more affordable public transport, that aims to benefit the most vulnerable passengers.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                     OUTPUT                          MEASURE/INDICATOR                            TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Public Transport Strategy and    Passenger transport strategy         Comprehensive strategy and              December 2006
Monitoring                       and implementation plan              implementation plan approved by
                                                                      Cabinet

                                 Gautrain Rapid Rail Link             Integration plan for the Gautrain
                                                                      Rapid Rail Link completed               July 2006
-----------------------------------------------------------------------------------------------------------------------------------
Public Transport Management      Restructured bus operations          Proportion of contracts tendered or     100% by 2007/08
                                                                      negotiated
                                 Restructured and safer commuter      National passenger rail plan            June 2006
                                 rail service
                                 Restructured and consolidated        New passenger rail entity
                                 passenger rail services              established                             April 2006
-----------------------------------------------------------------------------------------------------------------------------------
Taxi Recapitalisation Project    Safer and more sustainable taxi      Systems and support structure for       August 2005
Office                           services                             taxi recapitalisation in place
                                                                      Number of old taxi vehicles scrapped    10 000 by March 2007
                                                                                                              60 000 by March 2009
-----------------------------------------------------------------------------------------------------------------------------------
Public Transport Business        Business case for improving          Number of business cases and            3 cases by March 2007
Development                      public transport                     feasibility studies completed
                                                                      for specific public
                                                                      transport initiatives
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 7: PUBLIC ENTITY OVERSIGHT AND ECONOMIC REGULATION

Reflecting the growing importance of regulation in the transport sector, the new
Public Entity Oversight and Economic Regulation programme creates an enabling environment for safety and economic regulation across all transport modes.

Apart from the administrative support component, there are two subprogrammes:

o     Public Entity Oversight, through monitoring and evaluation processes, oversees public entities' compliance with government policy in relation to their strategies, business plans, corporate governance, financial management and operational plans. It also manages the reform and development of public entities to improve service delivery.

o     Economic Regulation is responsible for reviewing and developing regulatory strategies on competition, pricing and investment to improve the performance of the transport system.

                                                              Vote 33: Transport

EXPENDITURE ESTIMATES

TABLE 33.9 PUBLIC ENTITY OVERSIGHT AND ECONOMIC REGULATION
--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                     ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                          --------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

Public Entity Oversight                    96 135     186 818     200 412       2 894 139      204 532      197 870      206 838
Economic Regulation                            --          --          --              --        2 200        2 316        2 431
Administration Support                      1 426       1 936       3 479           1 668        2 591        2 723        2 859
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      97 561     188 754     203 891       2 895 807      209 323      202 909      212 128
--------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                  2 895 807      209 323      202 909      212 128
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           82 571     166 237     175 817          65 715       23 326        9 813       11 952
                                          --------------------------------------------------------------------------------------
Compensation of employees                   2 107       2 053       2 288           3 511        6 725        7 088        7 439
Goods and services                         80 464     164 184     173 529          62 204       16 601        2 725        4 513
of which:
Communication                                 320         305         273             282            1            3            3
Consultants, contractors and special
services                                   79 599     163 369     172 750          61 405       16 291        2 291        4 070
Inventory                                      86          88          81              83            3            5            6
Operating leases                               25          27          28              29           18           25           25
Travel and subsistence                        434         395         397             405          288          401          409
                                          --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    14 990      22 191      27 930       2 829 941      185 841      192 932      200 003
                                          --------------------------------------------------------------------------------------
Provinces and municipalities                   --          --           8              --            1           --           --
Departmental agencies and accounts         14 990      22 191      27 922       2 829 941      185 840      192 932      200 003
                                          --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                    --         326         144             151          156          164          173
                                          --------------------------------------------------------------------------------------
Machinery and equipment                        --         326         144             151          156          164          173
                                          --------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      97 561     188 754     203 891       2 895 807      209 323      202 909      212 128
--------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL AGENCIES AND ACCOUNTS
SOCIAL SECURITY FUNDS
CURRENT                                        --          --          --       2 700 000           --           --           --
                                          --------------------------------------------------------------------------------------
Road Accident Fund                             --          --          --       2 700 000           --           --           --
                                          --------------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                                    14 990      22 191      27 922         129 941      185 840      192 932      200 003
                                          --------------------------------------------------------------------------------------
Railway Safety Regulator                       --      10 000      15 000          20 000       21 200       22 260       23 361
Road Traffic Management                     3 324          --          --          96 243      150 120      155 427      160 643
Corporation
South African Maritime Safety               6 224       6 504       6 894           7 308        7 747        8 133        8 535
Authority
South African Civil Aviation Authority      5 442       5 687       6 028           6 390        6 773        7 112        7 464
                                          --------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure by this programme is marked by a one-off allocation of R2,7 billion in 2005/06 as a transfer payment to the Road Accident Fund to address a liquidity crisis resulting largely from the scheduling of payments to claimants and debt associated with the diesel rebate due to the South African Revenue
Service.

Excluding the transfer payment to the RAF, expenditure grew rapidly at an average annual rate of 26,1 per cent between 2002/03 and 2005/06, largely because of the introduction of additional funding of R50 million per year from
2004/05for the Arrive Alive campaign. In addition, during 2003/04, R50,7 million was reprioritised from savings in other programmes to fund the migration

                                                                             823

2006 Estimates of National Expenditure

to the new NaTIS system and an additional one-off allocation for the new NaTIS system of R50 million in 2004/05.

During the MTEF, expenditure is expected to grow at a lower average annual rate of 2,7 per cent. The 2006 Budget includes additional funding for the Railway
Safety Regulator of R10 million in 2003/04 growing to R20 million in 2005/06, and a one-off allocation of R14 million in 2006/07 for the development of a new road accident benefit scheme and for related legislative amendments.

Expenditure on goods and services declines over the seven-year period, while transfer payments increase from 2005/06, reflecting the transfer of functions from the department to the Road Traffic Management Corporation.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Overseeing public entities

The department uses shareholder compacts as a governance instrument to better position public entities to provide services or perform functions that are in line with government's agenda. Shareholder compacts were signed between the
Minister of Transport and each of the transport public entities in 2005/06.
These are used to address issues such as the capital restructuring strategy for the Airports Company of South Africa, the consolidation strategy for the South
Africa Rail Commuter Corporation and Metrorail, the first business plan for the
Road Traffic Management Corporation, improved service delivery by the Road
Accident Fund and the establishment plan for the Independent Port Regulator.

Road Accident Benefit Scheme

The Road Accident Fund Amendment Bill was passed in both houses of Parliament in
October 2005. While this introduces a more equitable and reasonable system for compensating victims of road accidents, the anticipated savings resulting from the new limits placed on benefits will not allow the Road Accident Fund to significantly improve its financial position. There is still a need to transform the benefit scheme completely. An interdepartmental committee for road accident victims, with the support of an expert group and international experts, has finalised a policy framework, comparative analysis, risk analysis and implementation plan for introducing a no-fault system of compensation for road accident victims. Cabinet has approved the policy proposal to shift to a no-fault benefit scheme.

SELECTED MEDIUM-TERM OUTPUT TARGETS

PUBLIC ENTITY OVERSIGHT AND ECONOMIC REGULATION

MEASURABLE OBJECTIVE: Develop, implement and maintain regulatory frameworks in line with the broader economical and industrial strategies to promote improved performance of the transport sector.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                  OUTPUT                                  MEASURE/INDICATOR                            TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Public Entity Oversight       Performance agreements between          Performance agreements with measurements     July 2006
                              government and public entity boards     signed by public entity boards and
                                                                      translated into implementation plans

                              Governance and performance              Frequency of monitoring reports by           Quarterly reports
                              management systems                      public  entities against agreed
                                                                      measurement criteria

                              New benefit scheme for victims of       White Paper on the New Road Accident         May 2006
                              road accidents                          Benefit Scheme
-----------------------------------------------------------------------------------------------------------------------------------
Economic Regulation           Review of the transport                 Phase 1 of the review completed              October 2006
                              regulatory environment and its          (analysis of regulatory environment for
                              impact on competitiveness               all transport modes)
-----------------------------------------------------------------------------------------------------------------------------------

                                                              Vote 33: Transport

PUBLIC ENTITIES REPORTING TO THE MINISTER

SOUTH AFRICAN RAIL COMMUTER CORPORATION

The purpose of the South African Rail Commuter Corporation Limited (SARCC),
established under the legal succession to the South African Transport Services
Act (1988), is to ensure that rail commuter services are provided in the public interest and to promote rail as the primary mode of mass commuter transport.

2005/06 marked the beginning of a major transformation phase for the rail commuter business in South Africa, with the consolidation of passenger rail operators. A Cabinet decision to consolidate the passenger rail entities -
SARCC, Metrorail and Shosholoza Meyl - into a single structure, reporting to the
Department of Transport, is being implemented.

The SARCC's main source of revenue is the transfer government provides to cover operations and capital expenditure. It received transfers of R2,71 billion in
2005/06, inclusive of capital transfers and VAT. Over the 2006 MTEF, these allocations will grow by 12,5 per cent annually.

The SARCC also generates income through its wholly owned subsidiary, Intersite
(Pty) Ltd, which acts as the property management agent for the SARCC. Intersite generates income through commercial property leases at stations, other property leases - such as billboards in railway reserves - and the disposal of unused property.

In order to turn commuter rail operations around, an interim rail plan has been completed. The SARCC will implement the first phase of this plan to stabilise operations on key commuter corridors. Several initiatives have been launched to help reduce crime: the reintroduction of the railway police (SAPS); the close circuit television (CCTV) pilot projects in the Western Cape (to be rolled out nationally under the leadership of SAPS); and SAPS mobile units. The SARCC continues to channel most of its resources towards upgrading, refurbishing and maintaining rolling stock and infrastructure. In 2005/06, 458 coaches have been overhauled.

The SARCC's focus over this medium term is: refurbishing over 500 coaches in
2006/2007; infrastructure projects, such as station upgrading, signaling, and telecommunications; introducing an integrated fare collection system; and
rolling out CCTV surveillance systems in and around stations and coaches.

TABLE 33.10 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN RAIL COMMUTER CORPORATION LIMITED (SARCC)
--------------------------------------------------------------------------------------------------------------------------------
                                                     OUTCOME                                        MEDIUM-TERM ESTIMATE
                                        ---------------------------------                    -----------------------------------
                                          AUDITED     AUDITED     AUDITED       ESTIMATED
                                                                                 OUTCOME
                                        ----------------------------------------------------------------------------------------
R THOUSAND                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT
REVENUE
NON-TAX REVENUE                           362 636     419 153     442 297         409 208      452 706      472 234      505 061
TRANSFERS RECEIVED                      1 545 919   1 678 840   1 715 910       1 905 381    2 131 542    2 259 119    2 485 031
--------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           1 908 555   2 097 993   2 158 207       2 314 589    2 584 248    2 731 353    2 990 092
--------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                           819 478     949 490     805 757       1 050 026    1 424 263    1 512 586    1 614 604
                                        ----------------------------------------------------------------------------------------
Compensation of employees                  64 204      72 929      84 057          94 582      100 257      106 272      112 649
Goods and services                        341 623     488 546     316 122         420 747      752 162      794 688      847 724
Depreciation                              227 775     205 488     226 840         281 424      298 309      316 208      335 180
Interest, dividends and rent on
land                                      185 876     182 527     178 738         253 273      273 535      295 418      319 051
                                        ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                 1 223 367   1 290 917   1 373 212       1 442 419    1 522 372    1 606 034    1 693 490
--------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          2 042 845   2 240 407   2 178 969       2 492 445    2 946 636    3 118 619    3 308 094
--------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                      (134 290)   (142 414)    (20 762)       (177 856)    (362 387)    (387 267)    (318 002)
--------------------------------------------------------------------------------------------------------------------------------
Tax payment                                 3 695       3 296    (10 474)           1 095        1 840        1 840        1 840
--------------------------------------------------------------------------------------------------------------------------------

                                                                             825

2006 Estimates of National Expenditure

TABLE 33.10 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN RAIL COMMUTER CORPORATION LIMITED (SARCC) (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
                                                     OUTCOME                                      MEDIUM-TERM ESTIMATE
                                        ---------------------------------                    -----------------------------------
                                          AUDITED     AUDITED     AUDITED       ESTIMATED
                                                                                 OUTCOME
                                        ----------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET
Carrying value of assets                5 797 378   6 045 195   6 656 235       7 187 486    8 098 775    9 674 645   11 367 150
Investments                               302 815     585 692     429 675         473 675      523 675      553 675      573 675
Receivables and prepayments                68 815      83 868      77 616          72 237       86 344      101 809      117 671
Cash and cash equivalents                 586 350     398 199     659 300         861 602      973 350      787 594      688 595
--------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            6 755 358   7 112 954   7 822 826       8 595 000    9 682 144   11 117 722   12 747 091
--------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                    4 351 390   4 124 003   4 113 715       3 934 764    3 570 537    3 181 430    2 861 588
Borrowings                                114 408     216 357     197 905         184 267      171 267      158 267      145 267
Trade and other payables                  613 765     427 477     445 162         701 000    1 075 982    1 164 305    1 266 323
Provisions                                 91 421     111 450     143 088         148 057      158 676      170 003      182 088
Managed funds                           1 584 374   2 233 667   2 922 956       3 626 912    4 705 682    6 443 717    8 291 825
--------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES            6 755 358   7 112 954   7 822 826       8 595 000    9 682 144   11 117 722   12 747 091
--------------------------------------------------------------------------------------------------------------------------------

Data provided by the South African Rail Commuter Corporation Limited

SOUTH AFRICAN NATIONAL ROADS AGENCY

The National Roads Act (1998) charges the South African National Roads Agency
Limited (SANRAL) with the principal tasks of strategically planning, designing, constructing, operating, rehabilitating and maintaining national roads to the highest standards. It is a corporate entity operating at arm's length from government, with the Minister of Transport as its single shareholder. SANRAL is responsible for the existing national road network of 14 100km and an estimated asset value in excess of R40 billion.

SANRAL finances its operations from various sources, currently earning two-thirds of its income from government transfers. Over the 2006 MTEF, transfers are expected to increase by 26 per cent from R1,7 billion in 2005/06 to R3,5 billion in 2008/09 due to additional allocations for the road infrastructure framework. Other sources of revenue include loans raised by
SANRAL in the capital markets and income earned through PPPs, particularly toll charges. SANRAL is also expected to generate revenue from the development and management of its assets, which are substantial. However, liabilities are also significant and must be managed prudently to maintain the financial sustainability of the entity.

Over the medium term, SANRAL will ensure that the primary road network under its jurisdiction is efficiently managed and maintained to international standards.
SANRAL will also increase capital expenditure as a proportion of the total budget for national roads.

                                                              Vote 33: Transport

TABLE 33.11 FINANCIAL SUMMARY FOR THE SOUTH AFRICAN NATIONAL ROADS AGENCY LIMITED (SANRAL)
--------------------------------------------------------------------------------------------------------------------------------
                                                     OUTCOME                                         MEDIUM-TERM ESTIMATE
                                      -------------------------------------                    ---------------------------------
                                          AUDITED      AUDITED      AUDITED     ESTIMATED
                                                                                 OUTCOME
                                      ------------------------------------------------------------------------------------------
R Thousand                                2002/03      2003/04      2004/05       2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT
REVENUE
NON-TAX REVENUE                           596 444      742 875      916 831       938 000      986 000    1 073 000    1 150 000
                                      ------------------------------------------------------------------------------------------
Sale of goods and services other            5 417        1 568        2 532         7 000       10 000       15 000       15 000
of which:
Non-market est. sales                       5 417        1 568        2 532         7 000       10 000       15 000       15 000
Other non-tax revenue                     591 027      741 307      914 299       931 000      976 000    1 058 000    1 135 000
                                      ------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                        680 818      574 596    1 292 662     1 283 805      896 902    1 229 652    1 011 635
--------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           1 277 262    1 317 471    2 209 493     2 221 805    1 882 902    2 302 652    2 161 635
--------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                         1 810 690    2 439 421    1 803 110     2 560 030    3 153 221    3 442 551    4 176 893
                                      ------------------------------------------------------------------------------------------
Compensation of employees                  25 471       35 744       37 840        39 695       46 456       51 003       55 005
Goods and services                        979 701      956 349    1 071 459     1 639 312    2 157 524    2 247 389    2 753 204
Depreciation                              228 265      502 953       99 238       291 383      358 568      555 219      779 334
Interest, dividends and rent on land      577 253      944 375      594 573       589 640      590 673      588 940      589 350
--------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          1 810 690    2 439 421    1 803 110     2 560 030    3 153 221    3 442 551    4 176 893
--------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                      (533 428)  (1 121 950)     406 383      (338 225)  (1 270 319)  (1 139 899)  (2 015 258)
--------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                5 912 751    6 446 066    6 685 177     6 993 198    8 314 249   12 675 312   17 498 862
Investments                               827 718      798 955    1 237 289       440 000      460 000      480 000      500 000
Receivables and prepayments               113 235      141 145      147 074       298 173      327 990      360 789      396 868
Cash and cash equivalents                 145 284      394 616    1 006 568       400 010      400 010      400 010      400 010
--------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            6 998 988    7 780 782    9 076 108     8 131 381    9 502 249   13 916 111   18 795 740
--------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                   (1 036 047)  (2 416 885)  (2 010 502)   (2 348 727)  (3 619 046)  (4 758 945)  (6 774 203)
Borrowings                              4 842 177    6 113 076    6 968 015     6 002 458    7 231 932   10 931 816   15 226 774
Post retirement benefits                    3 781        4 450        5 094         6 500        7 500        8 000        8 500
Trade and other payables                2 939 581    3 772 765    3 861 240     4 314 255    5 748 868    7 626 145   10 249 474
Provisions                                  3 667        3 757        2 299         3 100        3 200        3 300        3 400
Managed funds                             245 829      303 619      249 962       153 795      129 795      105 795       81 795
--------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES            6 998 988    7 780 782    9 076 108     8 131 381    9 502 249   13 916 111   18 795 740
--------------------------------------------------------------------------------------------------------------------------------

Data provided by the South African National Roads Agency Limited

ROAD ACCIDENT FUND

In terms of the Road Accident Fund Act (1996), the Road Accident Fund (RAF)
compensates victims of motor vehicle accidents for injuries, loss of income or loss of financial support. The Road Accident Fund Amendment Bill has been passed by Parliament and the National Council of Provinces and will be promulgated in
2006.

The fund gets its money from a fuel levy included in the price of petrol and diesel, which is paid by drivers of motor vehicles.

In 2005/06 the RAF received a large transfer of R2,7 billion from government to address its liquidity problems. This generates a surplus of R1 ,7 billion that will partially offset the future deficit over the 2006 MTEF.

In 2005/06, the RAF received 185 773 new claims from victims of road accidents
(11 per cent more claims than the previous year), and finalised only 90 116 claims. As a result of the slow progress in finalising claims, the claims backlog grew to 443 399, at an estimated value of R25 billion. With the number of road accidents rising every year, the RAF faces the challenge of

                                                                             827

2006 Estimates of National Expenditure

significantly reducing claims administration time in order to reduce the claims backlog. Further, measures are needed to ensure its future financial sustainability.

Key strategic objectives for the coming period are: minimising the cost of administration and service providers (thus maximising funds available for payment of compensation); promoting good governance and effectively managing risk; fostering positive stakeholder relations through proactive engagement; and
developing, with stakeholders, a sustainable economic model and proposals to restore the RAF to financial health.

TABLE 33.12 SUMMARY OF REVENUE AND EXPENSES FOR THE ROAD ACCIDENT FUND (RAF)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                    MEDIUM-TERM ESTIMATE
                                        ----------------------------------                   -----------------------------------
                                          AUDITED     AUDITED  PRELIMINARY     ESTIMATED
                                                                 OUTCOME        OUTCOME
                                        ----------------------------------------------------------------------------------------
R Thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

REVENUE
   Tax revenue                          3 219 025   3 861 810   4 565 918       5 527 986    6 629 593    6 894 776    7 170 567
   Non-tax revenue                         44 601      32 098      57 874          63 415       43 426       18 374            2
   Sale of capital assets                      21         102          --              --           --           --           --
   Transfers received                          --          --          --       2 700 000           --           --           --

--------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           3 263 647   3 894 010   4 623 792       8 291 401    6 673 019    6 913 150    7 170 569
--------------------------------------------------------------------------------------------------------------------------------
EXPENSES
   Current expenses                     3 537 272   4 402 858   5 570 634       6 609 548    7 147 852    8 162 530    8 538 296
                                        ----------------------------------------------------------------------------------------
    Compensation of employees             238 890     312 301     321 116         343 211      503 814      586 357      614 136
    Goods and services                    180 696     107 960     172 853         184 746      271 197      315 630      330 582
    Transfer payments and subsidies     3 117 662   3 982 597   5 076 665       6 058 598    6 200 087    7 215 895    7 557 742
    Other expenditure                          24          --          --          22 993      172 754       44 648       35 836
                                        ----------------------------------------------------------------------------------------
    Capital expenditure                    37 898      10 522       5 158           6 325       18 863       19 806       20 796
                                        ----------------------------------------------------------------------------------------
    Transfer payments                          --          --          --              --           --           --           --
    Fixed assets                           37 898      10 522       5 158           6 325       18 863       19 806       20 796
                                        ----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                          3 575 170   4 413 380   5 575 792       6 615 873    7 166 715    8 182 336    8 559 092
--------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                      (311 523)   (519 370)   (952 000)      1 675 528     (493 696)  (1 269 186)  (1 388 523)
--------------------------------------------------------------------------------------------------------------------------------

Audited financial statements for 2001/02 adjusted for 12 months.

Data provided by the Road Accident Fund

CROSS-BORDER ROAD TRANSPORT AGENCY

The Cross-Border Road Transport Agency (CBRTA) was established in terms of the
Cross-Border Road Transport Act (1998). Its main function is to regulate cross border road transport through issuing various permits for both freight and passenger transport. This is done in close co-operation with neighbouring countries in the SADC region. The agency is further mandated to facilitate the implementation of various regional agreements, such as the SADC protocol and the
SACU memorandum of understanding.

The CBRTA receives most of its revenue from permit fees, but the department made transfer payments of R2 million in 2004/05 to fund the upgrading of computers to improve the agency's operations. The agency faces declining revenue largely as a result of failing to enforce the permitting system. Over the medium term, it will focus on improving revenue collection, reducing fraud and corruption, and reducing labour costs. As a result of increases in the movement of goods across borders, revenue is anticipated to increase gradually over the medium term.

SOUTH AFRICAN MARITIME SAFETY AUTHORITY

The South African Maritime Safety Authority (SAMSA) was established under the
South African Maritime Safety Authority Act (1998). Its mandate is: to ensure safety of life and property at sea; to prevent and combat pollution from ships;
and to promote South Africa's maritime interests.

                                                              Vote 33: Transport

SAMSA's responsibilities include: administering a number of maritime-related statutes covering such areas as ship registration, seafarer training and certification, ship safety and security, and the protection of the marine environment from pollution from ships; and co-ordinating maritime search and rescue.

SAMSA's major source of funding is levies raised at ports (70 per cent of total income). These are collected by the National Ports Authority for a 2,5 per cent fee. The major spending area is employee costs (between 60 and 70 per cent of total expenses). In previous years, SAMSA has underspent on its employee budget due to vacant posts and the restructuring process. The increase in employee costs from 2005/06 to 2006/07 is related to filling vacant positions and providing for a performance-based bonus system. SAMSA has accumulated reserves of close to R70 million. It has been agreed with industry to reduce these reserves to an acceptable level (six months operating expenditure) over the next few years.

Key priorities for the coming MTEF include: strengthening SAMSA's governance systems; building organisational capacity for better service delivery;
facilitating the growth and transformation of South Africa's maritime industry;
promoting safe and secure maritime transport; strengthening marine environment protection; building sustainable stakeholder partnerships; and strengthening regional, and international, cooperation.

SOUTH AFRICAN CIVIL AVIATION AUTHORITY

The South African Civil Aviation Authority (CAA) was established in terms of the
South African Civil Aviation Authority Act (1998). The CAA is a statutory body with the primary function of controlling and regulating civil aviation in South
Africa and overseeing the safety and security of the aviation industry.

In terms of its enabling legislation, the CAA is mandated to generate its funding requirements from user fees, a charge on departing scheduled passengers and a fuel levy payable by the general aviation industry. The CAA continues to conduct the full accident and incident responsibilities on behalf of the
Department of Transport and receives an annual payment for these services. No price increases occur during the 2006 financial year and the CAA was deregistered for VAT in April 2005, which resulted in a decrease in the safety charge. Projected revenue for 2006/07 includes no price increases. The budget for 2006/07 reflects a change from the targeted retention funding model, which was based on a five-year horizon over which surplus funds were generated in early years and then consumed in later years.

In 2006/07, the CAA will focus on the increase in staff capacity to enable the organisation to perform its safety and security oversight activities. Expenses will also be directed to improve operational efficiency, coupled with deliberate efforts to maintain the safety standards required by the International Civil
Aviation Organisation. Changes to the accounting standard for fixed assets will further affect the disclosed amounts for depreciation.

URBAN TRANSPORT FUND

The Urban Transport Fund (UTF) was established in terms of the Urban Transport
Act (1977). The fund is responsible for: promoting transport planning;
providing, improving and maintaining public transport facilities; assisting suburban railway services; urban transport research; and transport engineering and transport economics training.

Major recent achievements include the allocation of funding for corridor development projects and the development of public transport facilities in some of the urban renewal nodes. The UTF contributed to upgrading sections of the
Khulani corridor to address the storm water management system, partnered with the City of Johannesburg to provide public transport facilities at the

                                                                             829

2006 Estimates of National Expenditure

Baragwanath node, and helped the City of Cape Town with the development of the
Khayelitsha rail extension and the planning and design of two stations.

Over the 2006 MTEF, the UTF will be involved in: training provincial and local government officials on the contents of the National Land Transport Transitional
Act (2000); developing transport plans in preparation for the 2010 Soccer World
Cup; integrating transport functions and preparing integrated transport plans for a transport authority; and developing public transport models that can be replicated.

ROAD TRAFFIC MANAGEMENT CORPORATION

The Road Traffic Management Corporation (RTMC) was established in terms of section 3 of the Road Traffic Management Corporation (RTMC) Act (1999), and
began with the preparation of a business plan and strategy for its operationalisation in April 2005. The corporation was established at its own offices early in September 2005. In addition to entrenching an effective partnership between national, provincial and local spheres of government in the management of road traffic matters, the main purpose of the RTMC is to improve the quality and safety of road traffic.

The RTMC's operations are funded exclusively through a transfer payment from the
Department of Transport. Operational priorities for the 2006 MTEF include:
establishing a road traffic law enforcement inspectorate; establishing a traffic academy for traffic officials, and continuously revising the training; and
enhancing and extending road safety programmes and projects for communities and schools, which will include a school driver education and training programme.
The planned expenditure on these projects over the next three years is: R144 million; R153 million and R169 million. An annual amount of R35 million for the
Arrive Alive road safety campaign is also budgeted for over the medium term.

Some of the planned key delivery areas for the 2006 MTEF include: replacing the national traffic information system (NaTIS) with the new eNaTIS; additional information support systems, including establishing a Central Accident Bureau for accident data and a supporting geographical information system (GIS); and a computerised learners' licence testing system.

RAILWAY SAFETY REGULATOR

In line with government's commitment to keep the railways safe, secure and operating in an environmentally responsible manner, the Railway Safety Regulator
(RSR) was established in 2002 with the promulgation of the National Railway
Safety Regulator Act (2002). The regulator's core mandate is to oversee safety in the railway transport industry. It oversees and monitors all matters relating to railway safety, developing regulations and standards for safety in railways, conducting railway safety audits and inspections, conducting expert investigations into occurrences impacting on railway safety, and issuing railway safety permits.

The Railway Safety Management Regulations of July 2004 paved the way for the development of the safety management system by rail operators. The regulations outline a systematic and comprehensive process for the management of railway safety and safety management reports.

The RSR is set to increase its scope of work in response to the further development of regulations and standards while at the same time setting up a fully functional institution to implement, promote and enforce the National
Railway Safety Regulator Act (2002). Selected priorities include: developing technical and operational standards for rail safety; determining a fee structure for granting safety permits to railway operators; issuing railway safety permits to railway operators in order to legalise operations; developing the national information monitoring system; developing quarterly safety reports based on occurrence reports from the industry; supporting the implementation of the freight logistics strategy; developing safety standards for the Gautrain Rapid
Rail Link; and participating in initiatives to harmonise railway safety in the
SADC region.

                                                              Vote 33: Transport

AIR TRAFFIC AND NAVIGATION SERVICES COMPANY

The Air Traffic and Navigation Services Company Limited (ATNS), established in terms of the Air Traffic and Navigation Company Act (1993), is responsible for safe, orderly and efficient air traffic, and navigational and associated services in its area of control. It provides extensive air traffic information services and related aeronautical support services in the major airspace and at
21 airports throughout South Africa. The company college is a well-established facility currently used by a large number of African countries for air traffic services training as well as for technical training for equipment support.

ATNS does not receive government transfers and gets its funding from its operations. Air traffic service fees contribute 90 per cent of total revenue earned, revenue from the VSAT satellite communication system in the SADC region contributes 4 per cent, and the other 6 per cent is earned from technical maintenance services and other sources. Billed revenue for 2005/06 reflects an increase of 21 per cent compared to the last financial year. Over and above the
12,6 per cent tariff increase, there has been volume growth of 8,6 per cent.
Operational expenditure is only 5 per cent higher.

A number of initiatives to increase airspace capacity are currently under way, including:

o     reduced final approach and terminal area radar separations

o     automated sequencing

o     early turn-outs to the east at Johannesburg International Airport

o     the quantification of benefits derived from these service delivery improvements.

TABLE 33.12 FINANCIAL SUMMARY FOR THE AIR TRAFFIC AND NAVIGATION SERVICES COMPANY LIMITED (ATNS)
--------------------------------------------------------------------------------------------------------------------------------
                                                     OUTCOME                                         MEDIUM-TERM ESTIMATE
                                        ---------------------------------                      ---------------------------------
                                          AUDITED     AUDITED     AUDITED       ESTIMATED
                                                                                 OUTCOME
                                        ----------------------------------------------------------------------------------------
R Thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                             3 306       6 441       4 494           7 192        8 521        9 436       10 203
                                        ----------------------------------------------------------------------------------------
Sale of goods and services other
than capital                                   --       2 961       1 188           1 070        1 307        1 248        1 224
of which:
Admin fees                                     --       2 961       1 188           1 070        1 307        1 248        1 224
Sales by market establishments            327 839     369 674     457 318         546 769      594 832      643 491      668 260
Other non-tax revenue                       3 306       3 479       3 306           6 123        7 214        8 188        8 979
                                        ----------------------------------------------------------------------------------------
TRANSFERS RECEIVED                             --          --          --              --           --           --           --
--------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                             331 145     376 115     461 812         553 961      603 353      652 926      678 463
--------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                           289 295     325 278     382 471         423 503      488 466      540 257      569 991
                                        ----------------------------------------------------------------------------------------
Compensation of employees                 133 749     169 374     203 390         213 090      240 791      270 555      294 256
Goods and services                         99 246     103 938     111 738         118 593      137 970      145 289      149 046
Depreciation                               53 469      50 011      63 196          82 812       93 741      106 021      111 333
Interest, dividends and rent on land        2 830       1 955       4 147           9 008       15 964       18 392       15 355
                                        ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    11 972      14 066      10 164          11 363       13 691       15 036       16 531
--------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                            301 266     339 343     392 635         434 865      502 157      555 293      586 522
--------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                        29 878      36 772      69 177         119 096      101 196       97 634       91 941
--------------------------------------------------------------------------------------------------------------------------------

                                                                             831

2006 Estimates of National Expenditure

TABLE 33.12 FINANCIAL SUMMARY FOR THE AIR TRAFFIC AND NAVIGATION SERVICES COMPANY LIMITED (ATNS) (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
                                                     OUTCOME                                         MEDIUM-TERM ESTIMATE
                                        ---------------------------------                      ---------------------------------
                                          AUDITED     AUDITED     AUDITED       ESTIMATED
                                                                                 OUTCOME
                                        ----------------------------------------------------------------------------------------
R Thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets                  445 884     535 085     569 704         614 487      746 569      810 897      751 764
Investments                                91 650      14 620       4 685          63 521       66 584           --       82 238
Inventory                                      --          --         195             656          656          656          656
Receivables and prepayments                47 960      54 927      66 875          73 374       78 871       90 109       94 672
Cash and cash equivalents                  77 950      41 915      76 554         121 761       71 963       78 506       82 487
--------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                              663 443     646 548     718 012         873 800      964 643      980 168    1 011 817
--------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                      384 636     385 559     458 463         543 021      614 856      684 184      749 521
Borrowings                                173 001     149 107     156 339         217 959      217 770      181 864      145 818
Trade and other payables                   93 738      93 098      76 170          83 344       93 698       68 137       61 299
Provisions                                 12 069      18 783      27 040          29 476       38 319       45 983       55 179
--------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES              663 443     646 548     718 012         873 800      964 643      980 168    1 011 817
--------------------------------------------------------------------------------------------------------------------------------

Data provided by the Air Traffic and Navigation Services Company Limited

AIRPORTS COMPANY OF SOUTH AFRICA

The Airports Company South Africa Limited (ACSA) was established in 1993 with the enactment of the Airports Company Act (1993). The core business of the company is providing airport operational services (aeronautical business), which includes infrastructure, aviation safety and security services, and commercial activities (non-aeronautical business). Airport development solutions, retail, property and advertising activities are also catered for.

ACSA's activities are self-financing through airline charges and user fees from air passengers. Revenue increased by 5,3 per cent, from R1,9 billion in 2004/05 to R2 billion in 2005/06. The increase is mainly due to growth of 45,5 per cent in non-aeronautical revenue and 14,7 per cent in aeronautical business (12 per cent in departing passengers and 2,7 per cent aircraft movements).

In 2004/05, ACSA invested R492 million in infrastructure development.
Infrastructural projects include the revamping of the Johannesburg International
Airport to make provision for rapid exit, and renovations at the Cape Town
International Airport with the construction of the multistorey parking facility.
Capital investment will significantly increase in 2005/06 due to the introduction of wide-bodied aircraft in 2007/08 and in the run up to the 2010
Soccer World Cup.

The key priority of ACSA in the next five years is delivering its capital programme, with the disbursement of R5,2 billion for infrastructure development.
In embarking upon a capital restructuring programme, ACSA aims to unlock value for shareholders by reducing the cost of capital developments, among others. The company will also focus on improving passenger and airline service delivery and maintaining high standards of aviation safety and security services.

                                                              Vote 33: Transport

TABLE 33.13 FINANCIAL SUMMARY FOR THE AIRPORTS COMPANY OF SOUTH AFRICA LIMITED (ACSA)
--------------------------------------------------------------------------------------------------------------------------------
                                                      OUTCOME                                        MEDIUM-TERM ESTIMATE
                                        -----------------------------------                    ---------------------------------
                                          AUDITED      AUDITED      AUDITED     ESTIMATED
                                                                                 OUTCOME
                                        ----------------------------------------------------------------------------------------
R Thousand                                2002/03      2003/04      2004/05       2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                         1 684 482    1 855 885    1 957 164     2 227 195    2 458 978    2 748 037    3 088 310
                                        ----------------------------------------------------------------------------------------
Sale of goods and services other
than capital assets                     1 658 391    1 803 594    1 907 793     2 199 391    2 458 978    2 748 037    3 088 310
of which:
Sales by market establishments          1 535 555    1 797 489    1 903 563     2 197 711    2 458 978    2 748 037    3 088 310
Non-market est. sales                     122 836        6 105        4 230         1 680           --           --           --
Other non-tax revenue                      26 091       52 291       49 371        27 804           --           --           --
--------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                           1 684 482    1 855 885    1 957 164     2 227 195    2 458 978    2 748 037    3 088 310
--------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                           933 062      839 836      727 748     2 342 621    1 901 119    2 107 418    2 349 073
                                        ----------------------------------------------------------------------------------------
Compensation of employees                 275 728      266 162      306 657       317 692      375 549      407 973      441 904
Goods and services                        324 106      249 856      101 502       419 674      495 501      538 039      582 696
Depreciation                              152 377      214 560      225 629       275 390      297 954      326 962      350 873
Interest, dividends and rent on land      180 851      109 258       93 960     1 329 865      732 115      834 444      973 600
                                        ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    36 833       76 985       68 873        67 823       66 364       74 492       80 840
--------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                            969 895      916 821      796 622     2 410 444    1 967 483    2 181 910    2 429 913
--------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                       714 587      939 064    1 160 542     (183 249)      491 495      566 127      658 397
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                3 484 888    3 744 514    4 021 050     4 983 400    5 876 299    6 786 215    7 387 312
Investments                               100 296       13 525        9 503        56 679       39 649       39 649       39 649
Inventory                                     606        1 224        1 247         1 432           --           --           --
Receivables and prepayments               225 307      285 218      323 928       192 649      235 741      262 384      294 591
Cash and cash equivalents                      --          --        58 041         2 069       22 136       25 154       28 399
--------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            3 811 097    4 044 481    4 413 769     5 236 229    6 173 825    7 113 402    7 749 951
--------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                    2 900 683    3 012 452    3 386 220     2 767 579    2 951 650    3 184 700    3 466 231
Borrowings                                454 121      461 691      289 047     2 093 935    2 551 691    3 149 123    3 421 878
Post retirement benefits                   43 115       23 333       31 122        31 121           --           --           --
Trade and other payables                  306 525      467 059      475 484       217 012      522 833      630 703      711 601
Provisions                                106 653       79 946      231 896       126 582      147 651      148 876      150 241
--------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES            3 811 097    4 044 481    4 413 769     5 236 229    6 173 825    7 113 402    7 749 951
--------------------------------------------------------------------------------------------------------------------------------

Data provided by the Airports Company of South Africa Limited.

                                                                             833

2006 Estimates of National Expenditure

Annexure

VOTE 33: TRANSPORT

Table 33.A: Summary of expenditure trends and estimates per programme and economic classification

Table 33.B: Summary of personnel numbers and compensation of employees

Table 33.C: Summary of expenditure on training

Table 33.D: Summary of conditional grants to provinces and local government
            (municipalities)

Table 33.E: Summary of official development assistance expenditure

Table 33.F: Summary of expenditure on infrastructure

                                                              Vote 33: Transport

TABLE 33.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                   APPROPRIATION         AUDITED                  APPROPRIATION                 REVISED
                                          MAIN       ADJUSTED     OUTCOME         MAIN      ADDITIONAL     ADJUSTED     ESTIMATE
                                        ----------------------------------------------------------------------------------------
R thousand                                2004/05                 2004/05                  2005/06                       2005/06
--------------------------------------------------------------------------------------------------------------------------------

1. Administration                          76 751      89 040      90 734         120 532        9 251      129 783      113 481
2. Transport Policy,
   Research and Economic
   Analysis                                31 523      31 523      16 574          26 770       15 284       42 054       41 857
3. Transport Regulation and
   Accident and Incident
   Investigation                          172 623     190 917     160 736         121 144       22 537      143 681      178 235
4. Integrated Planning and
   Inter-sphere Co-ordination           1 555 713   1 557 862   1 509 911       1 833 303      245 923    2 079 226    2 063 218
5. Freight Logistics and
   Corridor Development                     8 695       8 695       3 755          19 023            -       19 023       15 096
6. Public Transport                     4 709 848   4 697 732   4 694 267       5 285 580      145 851    5 431 431    5 250 458
7. Public Entity Oversight
   and Economic Regulation                203 891     203 891     203 891         195 807    2 700 000    2 895 807    2 891 252
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   6 759 044   6 779 660   6 679 868       7 602 159    3 138 846   10 741 005   10 553 597
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          497 029     525 812     450 837         531 975        47072      579 047      540 234
                                        ----------------------------------------------------------------------------------------
Compensation of employees                  99 633      99 633      82 934         108 618        5 400      114 018      109 595
Goods and services                        397 396     426 179     341 340         423 357       41 672      465 029      430 521
Financial transactions in
assets and liabilities                         --          --      26 563              --           --           --          118
                                        ----------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                 6 239 562   6 231 395   6 214 956       7 059 909    3 087 561   10 147 470    9 997 432
                                        ----------------------------------------------------------------------------------------
Provinces and municipalities                  250       2 399       1 830             350      241 710      242 060      242 003
Departmental agencies and
accounts                                1 530 836   1 530 836   1 519 616       1 890 720    2 700 000    4 590 720    4 590 720
Universities and technikons                 6 306       8 106       8 106           6 684           --        6 684        6 684
Public corporations and private
enterprises                             4 686 590   4 671 290   4 671 290       4 996 579      145 851    5 142 430    5 142 430
Foreign governments and
international organisations                 4 970       4 970       3 316           4 170           --        4 170        3 950
Non-profit institutions                    10 525      13 709      10 524          11 306           --       11 306       11 306
Households                                     85          85         274         150 100           --      150 100          339
                                        ----------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                22 453      22 453      14 075          10 275        4 213       14 488       15 931
                                        ----------------------------------------------------------------------------------------
Buildings and other fixed
structures                                 17 938      17 938          --           7 249        4 213       11 462       11 462
Machinery and equipment                     4 515       4 515      14 075           3 026           --        3 026        4 469
                                        ----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   6 759 044   6 779 660   6 679 868       7 602 159    3 138 846   10 741 005   10 553 597
--------------------------------------------------------------------------------------------------------------------------------

                                                                             835

2006 Estimates of National Expenditure

TABLE 33.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES
--------------------------------------------------------------------------------------------------------------------------------
                                                                                ADJUSTED
                                                 AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATES
                                        ----------------------------------------------------------------------------------------
                                          2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT
EMPLOYEES
Compensation (R thousand)                  53 044      64 073      82 549         113 668      157 307      165 433      174 584
Unit cost (R thousand)                        161         135         164             226          274          288          304
Compensation as % of total                 100.0%      100.0%       99.5%           99.7%        99.8%        99.8%        99.8%
Personnel numbers (head
count)                                        330         473         504             504          574          574          574

C. INTERNS

Compensation of interns (R
thousand)                                      --          --         385             350          371          393          417
Unit cost (R thousand)                         --          --          23              29           13           13           12
Number of interns                              11          19          17              12           28           30           35
--------------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)                  53 044      64 073      82 934         114 018      157 678      165 826      175 001
UNIT COST (R THOUSAND)                        156         130         159             221          262          275          287
PERSONNEL NUMBERS (HEAD                       341         492         521             516          602          604          609
COUNT)
--------------------------------------------------------------------------------------------------------------------------------

TABLE 33.C SUMMARY OF EXPENDITURE ON TRAINING
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                 AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATES
                                        ----------------------------------------------------------------------------------------
                                          2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)                    3 616       3 451       3 011           2 864        3 036        3 218        3 411
Number of employees trained
(head count)                                  250         252         260             117          211          250          250
BURSARIES (EMPLOYEES)
Expenditure (R thousand)                      470         381         497             423          395          419          444
Number of employees (head
count)                                         65          37          42              28           41           52           60
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       4 086       3 832       3 508           3 287        3 431        3 637        3 855
NUMBER OF EMPLOYEES                           315         289         302             145          252          302          310
--------------------------------------------------------------------------------------------------------------------------------

TABLE 33.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL GOVERNMENT
(MUNICIPALITIES)(1)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                 AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ----------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO PROVINCES
6. PUBLIC TRANSPORT
Gautrain Rapid Rail Link                       --          --          --              --    3 241 000    2 151 000    1 736 000

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                          --          --          --              --    3 241 000    2 151 000    1 736 000
--------------------------------------------------------------------------------------------------------------------------------
CONDITIONAL GRANTS TO LOCAL GOVERNMENT
(MUNICIPALITIES)
4. INTEGRATED PLANNING AND INTER-SPHERE
CO-ORDINATION
Urban Transport Fund Grant                 39 744       9 100          --              --           --           --           --
Public Transport Infrastructure and
Systems Grant                                  --          --          --         241 710      519 000      624 000    1 790 000

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      39 744       9 100          --         241 710      519 000      624 000    1 790 000
--------------------------------------------------------------------------------------------------------------------------------

1     Detail provided in the Division of Revenue Act (2006).

                                             Vote 34: Water Affairs and Forestry

Drought management

Due to ongoing drought conditions, substantial funds have been made available to local government for emergency water provision. For 2003/04, an additional amount of R278 million was provided for drought relief. For 2004/05 and 2005/06, additional amounts of R50 million and R20 million were provided.

Transfer of water services

The process of transferring water services to water services institutions gathered momentum. 36 transfer agreements have been signed and overall progress on the programme is 83 per cent. 659 staff members have been transferred and 572 have been seconded to local authorities. A comprehensive audit of all water services schemes to be transferred was carried out, including 317 grouped schemes, of which 128 have been transferred. Most of these were inherited from the previous homelands, and 196 were schemes that the department built after
1994.

International relations

The department supports Nepad principles and is involved in various African and international water services programmes in the SADC region. The department also mobilises international support where appropriate, and has participated in the
Commonwealth Human Ecology Council biannual meeting. There have been initiatives to exchange technical information on water services and water resources with
China and various developing countries.

SELECTED MEDIUM-TERM OUTPUT TARGETS

WATER SERVICES

Measurable objective: Ensure effective, efficient and sustainable use and supply of water and sanitation services by institutions that are accountable and responsive to the community that they serve.

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                OUTPUT                                 MEASURE/INDICATOR                         TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Provisioning Policies and   Basic and free water supply and        Number of additional people provided      1,5 million people
Water and Sanitation        sanitation reports.                    with basic water supply
Services

                                                                   Number of additional households with      350 000 households
                                                                   basic sanitation

                                                                   Percentage of the population with         85% of population with
                                                                   access to free basic water and            access to free basic
                                                                   sanitation increased                      water and 30% with
                                                                                                             access to free basic
                                                                                                             sanitation
-----------------------------------------------------------------------------------------------------------------------------------
Water Sector Policies and   Alignment of legislation with          Promulgation of revised Water Services    June 2007.
                            strategic framework for water          Act
                            services
Water Sector Support        Development and implementation of      Free basic sanitation strategy developed  March 2006
                            support policies and strategies in
                            place
                                                                   Regulatory strategy completed             February 2006

                                                                   Percentage of water sector authorities    100%
                            Sector plans                           which submit water services development
                                                                   programmes

                                                                   Percentage of water sector authorities    90% of water sector
                                                                   undertaking project feasibility studies   authorities

                            Monitor sector performance             Frequency of reports                      Annually

                            Functional management information      Regulatory monitoring system in place     March 2007
                            systems

                            Audits and assessments                 Frequency of sector assessment report     Annually
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             853

2006 Estimates of National Expenditure

-----------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME               OUTPUT                                MEASURE/INDICATOR                         TARGET
-----------------------------------------------------------------------------------------------------------------------------------

Institutional              Efficient and sustainable water       Strategy for institutional reform in      October 2006
Policies and               services institutions                 place
Institutional Support

                                                                 Sector support strategy in place          March 2006

                                                                 Percentage of water service               50% of water
                                                                 authorities, water service providers      service
                                                                 and water boards with improved            authorities, 70%
                                                                 functioning                               of water service
                                                                                                           providers and 80%
                                                                                                           of water boards

                                                                 Funding agreements for all                March 2007
                                                                 municipalities reflected in Division
                                                                 of Revenue Act.

                                                                 Capacity building grants in place         March 2007

                                                                 Frequency of reports on the               Quarterly
                                                                 effectiveness of support

                           Skills development                    Advocacy and training programmes          March 2007
                                                                 implemented
-----------------------------------------------------------------------------------------------------------------------------------
Transfer Policies          Transfer water schemes                Frequency of reports on                   Quarterly
and Transfer of                                                  institutions' compliance with
Functions                                                        transfer policies

                           Effective transfer of water           Number of schemes transferred             317 schemes
                           services schemes to appropriate       and agreements in place
                           institutions

                           Monitor compliance with               Number of agreements implemented          57 agreements
                           conditions of agreements
-----------------------------------------------------------------------------------------------------------------------------------
Africa Initiative          Support to water services             Frequency of millennium development       Annually
and Africa                 programmes in Africa to achieve       goals target progress reports
Participation              millennium development and World
                           Summit on Sustainable Development
                           targets

                           Ensure proactive engagement           Number of international water services    Forums in all
                           with Nepad and SADC water services    forums                                    SADC countries
                           initiatives
-----------------------------------------------------------------------------------------------------------------------------------
Water Services             Effective water services sector       Institutional framework and support       March 2006
Administration             leadership                            services for water services
                                                                 institutions in place and new units
                                                                 fully functional
-----------------------------------------------------------------------------------------------------------------------------------
Water Services Support     Administration for water              Compliance with public service            100% compliance
                           services management within            regulations and procedures, as well
                           the regions                           as the Public Finance Management Act
                                                                 (1999)
-----------------------------------------------------------------------------------------------------------------------------------
Operations of              Reliable and sustainable supply       Percentage water supplied for basic       80% compliance
Water Services             of water provided for basic use       use and economic development
                           and economic development
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 4: FORESTRY

The Forestry programme promotes the conservation of plantation and indigenous forests and their commercial and community uses to achieve social and economic benefits and to promote rural development, through policy development, regulation, facilitation and monitoring and evaluation.

There are 12 subprogrammes, which reflect the organisational restructuring the department has undergone:

o     Forestry Oversight develops policies to support sustainable forest management, oversees the sector and ensures that policy and law at all levels of government are coherent. This includes international liaison on sustainable forest management and governance.

o     Forestry Governance supports sustainable forest management by monitoring forestry management and ensuring that there is sufficient capacity at a local level for the implementation of forestry legislation.

o     Forestry Development develops strategies and programmes that support BEE, forest enterprise development and that enable communities to make use of tree and forest resources to improve their livelihoods. This includes international liaison, which promotes forestry development in South
      Africa, in the SADC region and in Africa.

o     Community Empowerment supports the implementation of programmes that enable communities to participate in the benefits of forestry to generate economic growth and sustain livelihoods.

o     Fire Regulation and Oversight supports rural socioeconomic development through developing systems and strategies for preventing, managing and monitoring veld and forest fires. It is a

854

                                             Vote 34: Water Affairs and Forestry

      new subprogramme and is an area of growing importance in the department, as full-scale implementation of the Veld and Forest Fires Act (1998)
      achieved.

o     Fire Governance provides technical advice to, and support for, the organisation and operation of local institutions to prevent and manage veld and forest fires.

o     State Forest Transfer and Regulation deals with the transfer, and post-transfer administration and regulation, of state forests. It includes the management of delegations and legal agreements on state forests and the collection and management of lease rentals.

o     State Forest Administration and Oversight implements and negotiates the transfer of state forests and monitors the post-transfer management of forests and relations with stakeholders.

o     State Forest Management deals with the sustainable development and management of state forests by the department to optimise their social and economic benefits.

o     Sustainable Forest Management ensures the sustainable management of state forests to optimise social and economic benefits in rural areas and ensure the sustainable management of state indigenous forests in a participatory manner.

o     Forestry Management and Support funds efficient general administration and management support for the programme.

o     Forestry Support Services provides support services (human resources and financial management and general administration) for regional forestry activities.

EXPENDITURE ESTIMATES

TABLE 34.7 FORESTRY
--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                    ADJUSTED
                                                   AUDITED OUTCOME          APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                          --------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

Forestry Oversight                         14 000       5 779      13 927          15 440       18 192       20 643       21 366
Forestry Governance                         1 840       1 900       1 953           2 067        2 102        2 207        2 313
Forestry Development                          650         308         658           9 002       10 153       12 677       13 285
Community Empowerment                      22 700      17 142      21 968          24 000       21 552       22 892       23 991
Fire Regulation & Oversight                   246         350         560             757        3 015        6 983        7 318
Fire Governance                               800         935       1 005           1 376        2 191        2 301        2 412
State Forest Transfer and Regulation          950         980       1 080           1 149        8 177        8 206        8 629
State Forest Administration & Oversight    18 216      19 014      20 271          22 615       23 293       24 720       25 907
State Forest Management                     2 100       2 226       2 010           2 000        2 113        1 938        2 031
Sustainable Forest Management             314 909     312 568     321 723         308 203      268 366      285 149      298 444
Forestry Management and Support             1 280       1 813       1 972           1 043        1 682        1 787        1 873
Forestry Support Services                  25 600      48 592      79 502          27 891       37 564       31 042       32 689
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     403 291     411 607     466 629         415 543      398 400      420 545      440 258
--------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     42 354        2 937        5 309       (6 536)
--------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
--------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          397 416     391 199     392 257         389 644      390 161      412 377      431 703
                                          --------------------------------------------------------------------------------------
Compensation of employees                 276 066     259 720     251 213         276 588      245 327      258 454      271 193
Goods and services                        120 838     129 322     140 482         111 461      143 143      153 215      159 768
of which:
Communication                               3 863       4 181       4 204           4 630        4 662        4 896        5 100
Computer Services                           2 230       2 644       2 815           3 065        1 022        1 072        1 100
Consultants, contractors and special       25 321      27 488      28 200          29 890       28 503       30 076       31 958
services
Inventory                                  23 789      24 841      26 594          27 205       34 864       36 608       38 000
Maintenance repair and running cost         1 751       1 893       2 502           3 157        3 249        3 785        4 000
Travel and subsistence                     33 233      37 723      39 858          41 395       51 238       53 799       55 436
Interest and rent on land                     512       2 157         562           1 595        1 691          708          742
--------------------------------------------------------------------------------------------------------------------------------

                                                                             855

2006 Estimates of National Expenditure

TABLE 34.7 FORESTRY (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADJUSTED
                                                  AUDITED OUTCOME           APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                          --------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

TRANSFERS AND SUBSIDIES                       389      17 180      71 347          17 504          226           --           --
                                          --------------------------------------------------------------------------------------
Provinces and municipalities                  388         394         896             523          226           --           --
Departmental agencies and accounts              1      16 786      31 906          16 981           --           --           --
Public corporations and private
enterprises                                    --          --      38 481              --           --           --           --
Households                                     --          --          64              --           --           --           --
                                          --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                 5 486       3 228       3 025           8 395        8 013        8 168        8 555
                                          --------------------------------------------------------------------------------------
Machinery and equipment                     5 486       3 228       2 737           8 395        8 013        8 168        8 555
                                          --------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     403 291     411 607     466 629         415 543      398 400      420 545      440 258
--------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND
SUBSIDIES:
--------------------------------------------------------------------------------------------------------------------------------
PUBLIC ENTITIES
CURRENT                                         1      16 786      31 906          16 981           --           --           --
                                          --------------------------------------------------------------------------------------
Industrial Plantation Trading Account           1      16 786          --              --           --           --           --
South African Forestry Company
Limited                                        --          --      31 906          16 981           --           --           --
                                          --------------------------------------------------------------------------------------
PUBLIC CORPORATIONS
CURRENT                                        --          --      38 481              --           --           --           --
                                          --------------------------------------------------------------------------------------
YORKOR Ltd                                     --          --      38 481              --           --           --           --
                                          --------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure is heavily influenced by spending on commercial and indigenous forests under the department's control.

Expenditure increases from R403,3 million in 2002/03 to R440,2 million in
2008/09, an average annual increase of 1 per cent, with peak spending in 2004/05 at R466,6 million. The increase was mainly due to a R38 million claim granted to
Yorkcor in terms of a court judgement on the cancellation of a long-term timber supply contract.

The industrial plantation trading account ceased to operate in 2002/03, and the revenue linked to state-owned forestry enterprises was paid to the National
Revenue Fund. The revenue recovered from forestry operations was reassigned to the department for 2003/04, 2004/05 and 2005/06 to cover operating costs for
Mpumalanga commercial forestry.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Transfers of forests

The transfer of forests to other entities is proceeding. The Komatiland transaction over plantations in Mpumalanga and Limpopo is currently the subject of a Competition Commission tribunal. The outcome of the tribunal will only be known next year.

The transfer of category B plantations, Manzengwenya and Mbazwane, has been delayed by land reform considerations. It is likely to be resolved and the transfer effected by 2005/06.

Significant progress has been made in terms of the review of policy and procedures for the transfer of category B and C plantations. The policy has been amended and updated, and plantations

856

                                                              Vote 33: Transport

TABLE 33.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE
--------------------------------------------------------------------------------------------------------------------------------
DONOR             PROJECT     CASH/                                              ADJUSTED
                              KIND                 AUDITED OUTCOME          APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ----------------------------------------------------------------------------------------
R thousand                                2002/03      2003/04     2004/05        2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

LOCAL
Road Accident   Arrive Alive  Cash
Fund                                       26 241          --          --              --           --           --           --

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      26 241          --          --              --           --           --           --
--------------------------------------------------------------------------------------------------------------------------------

TABLE 33.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE
--------------------------------------------------------------------------------------------------------------------------------
DESCRIPTION                          SERVICE DELIVERY OUTPUTS                    ADJUSTED
                                                   AUDITED OUTCOME          APPROPRIATION      MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ----------------------------------------------------------------------------------------
R thousand                                2002/03     2003/04     2004/05         2005/06      2006/07      2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

INFRASTRUCTURE TRANSFERS TO OTHER
SPHERES, AGENCIES AND DEPARTMENTS
SARCC Rolling Stock                       480 289     463 895     587 640         613 202      989 137    1 603 718   1 719 871
SARCC Signalling, buildings,
perways                                   210 711     201 105      67 360          75 098      220 461      288 360     307 812
SANRAL Road projects                      421 072     464 694     504 276         565 333      797 952    1 079 350   1 256 944
Public Transport Infrastructure
Fund                                           --          --          --         241 710      519 000      624 000   1 790 000
Gautrain Rapid Rail Link                       --          --          --              --    3 241 000    2 151 000   1 760 000
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   1 112 072   1 129 694   1 159 276       1 495 343    5 767 550    5 746 428   6 834 627
--------------------------------------------------------------------------------------------------------------------------------

                                                                             837

2006 Estimates of National Expenditur

                                                                         VOTE 34

WATER AFFAIRS AND FORESTRY

--------------------------------------------------------------------------------
                                         2006/07           2007/08     2008/09
R THOUSAND                          TO BE APPROPRIATED
--------------------------------------------------------------------------------
MTEF ALLOCATIONS                        4 476 545        4 809 347   5 625 984
  OF WHICH:
  Current payments                      2 635 794        2 733 292   2 930 949
  Transfers and subsidies               1 632 808        1 731 020   2 479 586
  Payments for capital assets             207 943          345 035     215 449
--------------------------------------------------------------------------------
STATUTORY AMOUNTS                          --                --          --
--------------------------------------------------------------------------------
Executive authority               Minister of Water
Accounting officer                Affairs and Forestry
                                  Director-General of
                                  Water Affairs and
                                  Forestry
--------------------------------------------------------------------------------

AIM

The aim of the Department of Water Affairs and Forestry i ensure the availability and supply of water at national level to facilitate equitable and sustainable social and economic development; to ensure the universal and efficient supply of water services at local level; and to promote the sustainable management of forests.

PROGRAMME PURPOSE

PROGRAMME 1: ADMINISTRATION

Provide policy leadership and advice and core support services, including finance, human resources, legal information and management services, communication and corporate planning.

PROGRAMME 2: WATER RESOURCE MANAGEMENT

Ensure that the country's water resources are protected, used, developed, conserved, managed and controlled in a sustainable and equitable manner for the benefit of all people.

PROGRAMME 3: WATER SERVICES

Ensure that all people in South Africa have access to an adequate, sustainable, viable, safe, appropriate and affordable water and sanitation service, use water wisely, and practice safe sanitation.

PROGRAMME 4: FORESTRY

Promote the conservation of plantation and indigenous forests, and their commercial and community use, to achieve optimal social and economic benefits.
Promote rural development through policy development, regulation, facilitation, and monitoring and evaluation.

STRATEGIC OVERVIEW AND KEY POLICY DEVELOPMENTS: 2002/03 - 2008/09

The Department of Water Affairs and Forestry (DWAF) ensures that South Africa has reliable sources of water and sufficient forest resources for sustainable social and economic development. The department's work supports job creation, poverty eradication, the protection of the

                                                                             839

2006 Estimates of National Expenditure

environment, the provision of basic services, building the economy and the development of human resources.

The forest sector has significant potential for rural development and job creation in underdeveloped areas. The department has been working with other government departments to promote community-based afforestation in Eastern Cape and KwaZulu-Natal. Limpopo has also identified forestry as a growth opportunity.
The forest sector charter, initiated by the minister in 2005, will further develop the opportunities for social and economic development and broad-based black economic empowerment (BEE).

The department has worked with provincial governments to make sure that water-related constraints and opportunities for development are aligned with provincial growth and development strategies. Water development needs have been identified for activities such as large-scale mining in Limpopo and emerging farmer projects in Eastern Cape. In 2003, Cabinet adopted the strategic framework for water services, which sets out the roles and responsibilities for delivering sustainable water supply and sanitation. In line with this, the department is moving from implementation to a regulatory and support role.

The department also identified a major need for human resources development. It launched the 2025 capacity-building strategy for the water sector, which has brought together all role-players in the sector.

10-year restructuring programme

The department currently carries out both implementation and regulatory functions, and is aiming to separate these. Through its 10-year restructuring programme, most of its implementation functions will be transferred to more appropriate levels of government and institutions. The department will then focus on policy development, macro planning, regulation, sector leadership, oversight and monitoring.

The restructuring includes: establishing catchment management agencies and making appropriate institutional arrangements for managing and developing national water resource infrastructure; delegating operation and maintenance for government irrigation water schemes to water user associations; transferring the management of commercial plantations and indigenous forests to appropriate institutions; establishing the necessary policy and regulatory functions to ensure the sustainable management of all forest resources; transferring department-owned water services schemes and operations to water services authorities (municipalities); and ensuring effective service delivery by competent water services authorities and institutions.

Significant policy developments during the past four years and key challenges facing the department over the 2006 medium-term expenditure framework (MTEF)
period are outlined below for each of the department's functional areas.

Water resource management

Building on the 1997 national water policy and the National Water Act (1998), significant progress was made with developing the national policy, legislative and strategic framework for managing water resources. This culminated in the
2005 national water resource strategy, which sets out procedures, guidelines and institutional arrangements for managing water resources, and provides water-related information for identifying development opportunities and constraints.

The planned establishment of an agency to manage national water resource infrastructure, and regional and local institutions to manage water resources, will enable the department to move away from day-to-day water resource management into its more appropriate role of policy development, regulation, planning, monitoring and providing institutional support.

                                             Vote 34: Water Affairs and Forestry

Major tasks confronting the department in the medium term include: developing and testing a compulsory water use licensing strategy for allocating and re-allocating water to achieve equitable access and benefits; implementing appropriate institutional arrangements for optimally managing the Working for
Water programme in line with the requirements of the National Environmental
Management: Biodiversity Act (2004); developing, implementing and supporting catchment management agencies and the National Water Resources Infrastructure
Agency; and building national capacity for monitoring and reporting on water resources, so that accurate information is available for decisions about the use, protection and management of water.

Water services

The strategic framework for water services provides a comprehensive summary of policy for the water services sector and sets out a framework for implementing policy over the next 10 years. The strategy defines the department's role as sector leader with the following core responsibilities: policy, support, regulation, and information management. The current functions of infrastructure implementation and water services scheme operation are being transferred to local government and appropriate water services institutions. Procedures for putting the strategy into practice are being developed and implemented, and include the institutional reform of water service provision as well as regulatory and sector support strategies.

As a sector leader, the department is actively engaged in programmes, such as
Project Consolidate, to improve sector water management capacity, and the integrated sustainable rural development programme and the urban renewal programme, to support economic growth and development.

Improving access to basic water supply and sanitation services and meeting government's targets is still a priority. Challenges include funding, better implementation capacity and sustainable management by water services authorities. Since the direct responsibility for infrastructure and its daily operation has moved from the department to the water service authorities, funding will in future come from the municipal infrastructure grant, the local government equitable share and the capacity-building grants.

The free basic water supply programme is well established, and coverage is progressively improving. The key focus now is to extend this to free basic sanitation.

Forestry

The department is moving from managing commercial, indigenous and community forests to its national authority role of developing and implementing policies, monitoring and evaluating programmes, and providing technical support.

The vision for forestry puts people at the centre, with social and economic development happening through sustainable forestry. The department must create the necessary enabling conditions. The forestry enterprise development programme, the planned expansion of the forest estate and the need to improve livelihoods through forestry activities (through timber or non-timber forest products), are the cornerstones of the department's forestry activities. The department is dedicating resources to developing forestry information systems to underpin management decisions.

The process of transferring forests has progressed, an example being the transfer of the management of the Knysna complex to South African National
Parks. Other indigenous forests will be dealt with in the near future.

Extensive work is currently being done to ensure that state plantations play a significant role in local social and economic development and poverty eradication.

                                                                             841

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 34.1 WATER AFFAIRS AND FORESTRY

------------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                                                 ADJUSTED     REVISED
                                          AUDITED OUTCOME            APPROPRIATION    ESTIMATE    MEDIUM-TERM EXPENDITURE ESTIMATE
                                 ---------------------------------------------------------------------------------------------------
R thousand                         2002/03     2003/04     2004/05             2005/06             2006/07     2007/08     2008/09
------------------------------------------------------------------------------------------------------------------------------------

1.  Administration                 291 967     332 205     353 425        446 950     385 150      436 708     428 408     451 776
2.  Water Resources              1 073 992   1 116 208   1 476 264      1 632 045   1 532 045    2 179 186   2 416 291   2 961 631
    Management
3.  Water Services               1 974 155   2 391 442   1 561 359      1 527 974   1 426 174    1 462 251   1 544 103   1 772 319
4.  Forestry                       403 291     411 607     466 629        415 543     415 543      398 400     420 545     440 258
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                            3 743 405   4 251 462   3 857 677      4 022 512   3 758 912    4 476 545   4 809 347   5 625 984
------------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                            465 100     201 500      675 475     626 723   1 125 481
------------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                 1 926 548   2 131 700   2 283 262      2 549 848   2 470 922    2 635 794   2 733 292   2 930 949
                                ----------------------------------------------------------------------------------------------------
Compensation of                  1 023 875   1 008 808   1 026 436      1 247 225   1 218 299    1 180 269   1 234 699   1 333 563
employees
Goods and services                 901 485   1 107 823   1 227 049      1 301 018   1 251 018    1 453 824   1 497 875   1 596 633
of which:
Communication                       25 507      28 304      28 898         25 287      25 287       17 102      17 534      18 578
Computer Services                   13 361      38 151      82 070         42 367      42 367       23 906      24 028      25 636
Consultants, contractors           543 682     686 861     647 919        762 898     752 598      916 726     951 811   1 018 841
and special services
Inventory                           62 044      66 012     103 808        105 240     105 240       77 182      78 680      83 164
Maintenance repair and               4 349       8 572      11 947          8 586       8 586        9 253       9 837      10 238
running cost
Operating leases                   126 036     117 771     134 155        144 420     144 420      115 519     124 678     133 633
Travel and subsistence              71 712      89 352     114 941        115 512     115 512      113 117     118 521     124 551
Municipal services                   9 368       9 883      10 375         11 197      11 197       13 119      14 238      15 135
Interest and rent on land              512       2 157         562          1 605       1 605        1 701         718         753
Financial transactions in              676      12 912      29 215             --          --           --          --          --
assets and liabilities
                                ----------------------------------------------------------------------------------------------------
TRANSFERS AND                    1 473 802   1 711 929   1 169 357        942 483     942 483    1 632 808   1 731 020   2 479 586
SUBSIDIES
                                ----------------------------------------------------------------------------------------------------
Provinces and                    1 043 429   1 295 994     343 268        169 164     169 164      501 900     550 000     600 000
municipalities
Departmental agencies              378 228     290 284     597 131        646 272     646 272    1 001 999   1 044 272   1 733 639
and accounts
Public corporations and             52 145      96 577     172 967        105 221     105 221       98 734     103 632     109 850
private enterprises
Households                              --      29 074      55 991         21 826      21 826       30 175      33 116      36 097
                                ----------------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL               343 055     407 833     405 058        530 181     345 507      207 943     345 035     215 449
ASSETS
                                ----------------------------------------------------------------------------------------------------
Buildings and other fixed          315 716     372 790     344 174        465 029     280 355      136 851     268 086     133 173
structures
Machinery and                       17 574      27 452      49 454         51 931      51 931       49 151      53 963      57 990
equipment
Cultivated assets                       --          --          90             25          25           --         --          --
Software and other                   9 765       6 360      11 340         13 196      13 196       21 941      22 986      24 286
intangible assets
Land and subsoil assets                 --       1 231          --             --          --           --         --          --
                                ----------------------------------------------------------------------------------------------------
of which: Capitalised              160 362     168 980     116 812        188 225     188 225           --         --          --
compensation

------------------------------------------------------------------------------------------------------------------------------------
TOTAL                            3 743 405   4 251 462   3 857 677      4 022 512   3 758 912    4 476 545   4 809 347   5 625 984
------------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Total expenditure decreased from R4,3 billion to R3,9 billion from 2003/04 to
2004/05 as a result of the transfer of expenditure on new water and sanitation projects to the municipal infrastructure grant. Expenditure started to rise steadily again at an average annual rate of 4,3 per cent in 2005/06. The increase in expenditure by R164 million between 2004/05 and 2005/06 is due: to

                                             Vote 34: Water Affairs and Forestry

additional funds granted in 2005/06 for the transfer of functions, the one-off allocation for drought relief, and the devolution of funds from the Department of Public Works.

The growth in expenditure over the 2006 MTEF is influenced by the additional allocations for: VAT adjustments, afforestation in Eastern Cape and
KwaZulu-Natal, the De Hoop Dam, the initial financing of the National Water
Resource Infrastructure Agency, and the refurbishment of water services schemes.
These allocations have a significant impact on the department's overall expenditure, which rises from R4 billion in 2005/06 to R5,6 billion in 2008/09, an average increase of 11,8 per cent.

DEPARTMENTAL RECEIPTS

Receipts from the sale of water are paid into the water trading account. The receipts set out below are from: the repayment of loans to water boards, water user associations and local government; interest on these loans; revenue from the sale of wood and wood products; and miscellaneous income. From 2003/04 to
2004/05, revenue from the sale of goods and services declined from R61,6 million to R36,7 million, decreasing at an average annual rate of 22,8 per cent. The increase in revenue in 2003/04 is because some of the water sales were reflected in the bank account of the vote and not the trading account.

TABLE 34.2 DEPARTMENTAL RECEIPTS

-------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION      MEDIUM-TERM RECEIPTS ESTIMATE
                                        ---------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

DEPARTMENTAL RECEIPTS                       89 342     160 591      88 508          85 606      87 319      91 685      98 653
                                        ---------------------------------------------------------------------------------------
Sales of goods and services                 61 660     121 574      36 780          25 201      21 750      22 838      24 574
produced by department
Sales of scrap, waste and other                 --          --         896           1 000          --          --          --
used current goods
Fines, penalties and forfeits                   --          --          24              --          --          --          --
Interest, dividends and rent on land        24 953      15 541      28 866          26 171      26 564      27 892      30 012
Financial transactions in assets             2 729      23 476      21 942          33 234      39 005      40 955      44 068
and liabilities
                                        ---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       89 342     160 591      88 508          85 606      87 319      91 685      98 653
-------------------------------------------------------------------------------------------------------------------------------

PROGRAMME 1: ADMINISTRATION

The Administration programme conducts the overall management of the department and provides centralised support services.

EXPENDITURE ESTIMATES

TABLE 34.3 ADMINISTRATION

--------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ----------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08      2008/09
--------------------------------------------------------------------------------------------------------------------------------

Minister(1)                                    809         981         957             836         887         934          981
Management                                  14 248      30 537      32 336          97 934      16 192      16 999       17 820
Corporate Services                         155 693     149 443     164 733         191 840     213 018     223 660      234 349
Information Services                        58 437      81 869      74 668          69 464     107 632      77 314       81 021
Property Management                         62 780      69 375      80 731          86 876      98 979     109 501      117 605
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      291 967     332 205     353 425         446 950     436 708     428 408      451 776
--------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     174 459     147 843     125 158      125 479
--------------------------------------------------------------------------------------------------------------------------------

(1)   Payable as from 1 April 2005. Salary: R 669 462. Car allowance: R 544 123.

                                                                             843

2006 Estimates of National Expenditure

TABLE 34.3 ADMINISTRATION (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ---------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                           281 828     325 434     321 989         430 968     416 452     407 262     429 620
                                        ---------------------------------------------------------------------------------------
Compensation of employees                  101 783     102 844      92 675         192 218     135 740     142 527     149 297
Goods and services                         179 369     222 590     229 314         238 750     280 712     264 735     280 323
of which:
Communication                                7 690       8 095       9 333           3 185       3 376       3 545       3 722
Computer Services                            3 050       5 210      67 169           9 107       9 653      10 136      10 642
Consultants, contractors and special        75 846      82 996      10 664          81 191     120 062      90 365      94 883
services
Inventory                                    5 070       5 337      11 318          15 532      16 463      17 187      18 151
Operating leases                            59 048      65 425      73 333          75 893      86 086      95 501     102 720
Travel and subsistence                      16 914      18 857      15 574          12 817      13 597      14 274      14 987
Municiple services                           9 368       9 883      10 375          11 197      13 119      14 238      15 135
Financial transactions in assets and           676          --          --              --          --          --          --
liabilities
                                        ---------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                        374         411      22 365             967         672         578         605
                                        ---------------------------------------------------------------------------------------
Provinces and municipalities                   374         411         285             453         122          --          --
Departmental agencies and accounts              --          --         454             514         550         578         605
Households                                      --          --      21 626              --          --          --          --
                                        ---------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                  9 765       6 360       9 071          15 015      19 584      20 568      21 551
                                        ---------------------------------------------------------------------------------------
Buildings and other fixed structures            --          --       1 452           2 790       2 957       3 105       3 254
Machinery and equipment                         --          --       4 235              --          --          --          --
Software and other intangible assets         9 765       6 360       3 384          12 225      16 627      17 463      18 297
                                        ---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      291 967     332 205     353 425         446 950     436 708     428 408     451 776
-------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure rose steadily at an average annual rate of 15,3 per cent from R292 million in 2002/03 to R447 million in 2005/06, partly due to the devolution of funds from the Department of Public Works. The increases in expenditure in
2005/06 are a result of funds rolled over and an additional R66,5 million to cover the costs of transferring water services operations to local governments.

From 1 April 2006, costs for leases and accommodation charges will be devolved from the Department of Public Works to individual departments. The Department of
Water Affairs and Forestry received the following amounts: R97,3 million in
2006/07, R107,7 million in 2007/08 and R115,7 million in 2008/09. Expenditure has been adjusted for 2002/03 to 2005/06.

The department went through structural changes that resulted in additional allocations for critical posts in corporate services over the 2006 MTEF, reflected in the 4,9 per cent increase in compensation of employees.

The increase in the Information Services subprogramme between 2005/06 and
2006/07 is the result of a one-off payment of R38 million for upgrading IT infrastructure. After a slight decrease between 2005/06 and 2006/07, expenditure is expected to increase from R428,4 million in 2007/08 to R451,8 million in
2008/09, an average increase of 5,5 per cent.

PROGRAMME 2: WATER RESOURCE MANAGEMENT

The Water Resource Management programme ensures that water resources are used and managed sustainably and equitably. The programme is organised into 12 subprogrammes:

o     Equitable Supply covers the policy, planning and regulatory functions required to ensure the reliable and equitable supply of water for sustainable economic and social development,

                                             Vote 34: Water Affairs and Forestry

      including the eradication of poverty. This includes assessing available water in a particular area and developing strategies to enable supply to meet demand.

o     Sustainable Supply supports the provision of a reliable and equitable supply of water and the development and management of infrastructure for sustainable economic and social development, including the eradication of poverty. This includes the bulk of the Working for Water programme, and the development of new water resources infrastructure, such as dams or pipelines.

o     Protection Policies covers the policy, planning and regulatory functions required to ensure the protection of water resources, such as developing a system for classifying water resources as required by the National Water
      Act (1998).

o     Protection Measures initiates and supports the implementation of measures to protect water resources, such as pollution protection measures or ensuring sufficient water for the aquatic ecosystem to function properly.

o     Institutional Regulation provides policy and strategy support for developing and establishing effective water management institutions
      (catchment management agencies and water user associations), and includes revenue collection from water use charges.

o     Institutional Development ensures that effective water management institutions are developed in the regions.

o     Strategic Alignment ensures that policies and strategies are internally consistent and aligned with relevant external policies and legislation, develops and maintains monitoring and information systems, and promotes capacity building among water resource management practitioners and stakeholders.

o     Stakeholder Empowerment develops empowered, skilled and representative staff, and capacitates stakeholders and the general public to achieve integrated water resource management.

o     African Co-operation promotes integrated water resource management globally, particularly in Africa in support of the New Partnership for
      Africa's Development (Nepad).

o     Water Resource Administration provides management and administrative support services to the programme in the national office.

o     Water Resource Support provides support services to the programme in the regions, namely human resources, financial management and general administration.

o     Operations of Water Resources provides for the augmentation of the water trading account to ensure the effective management of water resources and the sustainable operation and management of bulk water infrastructure.

                                                                             845

2006 Estimates of National Expenditure

EXPENDITURE ESTIMATES

TABLE 34.4 WATER RESOURCES MANAGEMENT

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ---------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

Equitable Supply                           125 411     236 580     205 450         161 800     166 578     174 697     190 420
Sustainable Supply                         263 617     321 194     334 584         361 314   1 227 580   1 324 109   1 770 003
Protection Policies                         30 945      12 471      38 339          47 825      37 156      57 561      62 741
Protection Measures                          1 230          --       2 249           3 190       3 408       3 524       3 841
Institutional Regulation                     9 658         535       9 905          24 141      28 700      26 661      29 060
Institutional Development                    2 110      10 996       9 456           9 610       7 529       4 104       4 473
Srategic Alignment                          85 182      69 890      89 604         122 685     126 158     137 325     149 684
Stakeholder Empowerment                     91 868     112 551     118 392         132 936     134 458     130 945     143 201
African Co-operation                         5 100       7 572       5 484           9 187       9 099      10 499      11 444
Water Resource Administration               11 227       6 431      15 050          22 323      23 356      26 145      28 498
Water Resource Support                      69 417      64 490      82 980         108 257     112 504     112 077     122 164
Operations of Water Resources              378 227     273 498     564 771         628 777     302 660     408 644     446 102
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    1 073 992   1 116 208   1 476 264       1 632 045   2 179 186   2 416 291   2 961 631
-------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     125 388     406 035     365 677     755 170
-------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                           389 294     497 446     586 062         659 572   1 008 375   1 067 783   1 162 854
                                        ---------------------------------------------------------------------------------------
Compensation of employees                  200 588     185 729     180 120         234 420     275 176     292 145     318 309
Goods and services                         188 706     311 717     376 727         425 142     733 189     775 628     844 534
of which:
Communication                                9 726      10 238       9 026          12 362       5 018       4 796       5 227
Computer Services                            2 269      23 441      10 139          28 305      11 845      11 355      12 374
Consultants, contractors and                88 156     166 516     210 691         186 856     572 119     611 459     665 505
special services
Inventory                                   30 333      31 929      42 236          60 346      23 233      22 060      24 046
Maintenance repair and running               1 043       4 320       5 988           3 769       4 505       4 452       4 514
cost
Operating leases                            40 849      42 999      44 626          55 696      20 478      19 282      21 017
Travel and subsistence                      15 328      24 229      37 339          30 983      25 646      26 428      28 806
Interest and rent on land                       --          --          --              10          10          10          11
Financial transactions in assets                --          --      29 215              --          --          --          --
and liabilities
                                        ---------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                    378 227     303 100     588 441         654 030   1 032 763   1 076 810   1 769 131
                                        ---------------------------------------------------------------------------------------
Provinces and municipalities                    --         528         766           3 427       1 139          --          --
Departmental agencies and                  378 227     273 498     564 771         628 777   1 001 449   1 043 694   1 733 034
accounts
Households                                      --      29 074      22 904          21 826      30 175      33 116      36 097
                                        ---------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                306 471     315 662     301 761         318 443     138 048     271 698      29 646
                                        ---------------------------------------------------------------------------------------
Buildings and other fixed                  306 471     310 121     271 260         297 584     114 532     244 659         174
structures
Machinery and equipment                         --       4 348      22 858          20 008      18 452      21 822      23 785
Software and other intangible                   --          --       7 643             851       5 064       5 217       5 687
assets
Land and subsoil assets                         --       1 193          --              --          --          --          --
                                        ---------------------------------------------------------------------------------------
of which: Capitalised                      160 362     168 980     116 812         188 225          --          --          --
compensation

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    1 073 992   1 116 208   1 476 264       1 632 045   2 179 186   2 416 291   2 961 631
-------------------------------------------------------------------------------------------------------------------------------

                                             Vote 34: Water Affairs and Forestry

TABLE 34.4 WATER RESOURCES MANAGEMENT (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                         --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:
PUBLIC ENTITIES
CURRENT                                    378 227     273 498     564 771         628 777     302 660     408 644     446 102
                                         --------------------------------------------------------------------------------------
Water Trading Account                      378 227     273 498     564 771         628 777     302 660     408 644     446 102
                                         --------------------------------------------------------------------------------------
CAPITAL                                         --          --          --              --     698 789     635 050   1 286 932
                                         --------------------------------------------------------------------------------------
Water Trading Account                           --          --          --              --     698 789     635 050   1 286 932
                                         --------------------------------------------------------------------------------------
HOUSEHOLDS
OTHER TRANSFERS
CURRENT                                         --      29 074      22 904          21 826      30 175      33 116      36 097
                                         --------------------------------------------------------------------------------------
Financial assistance to small scale             --      28 768      22 904          21 826      30 175      33 116      36 097
farmers
Financial assistance iro dam safety             --         306          --              --          --          --          --
                                         --------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      378 227     303 100     588 441         654 030   1 032 763   1 076 810   1 769 131
-------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure grew steadily at an annual average rate of 15 per cent from R1,1 billion in 2002/03 to R1,6 billion in 2005/06. Over the 2006 MTEF, expenditure is expected to increase more rapidly at a rate of 22 per cent, reaching R3 billion in 2008/09. The strong growth is due to additional funds for the capital funding of dam safety and the construction of a new dam.

There are uneven expenditure trends mainly in the Operations of Water Resources and Institutional Regulation subprogrammes. There is a 52 per cent decrease in expenditure for the Operations of Water Resources subprogramme between 2005/06 and 2006/07, due to the shift of the Working for Water programme to the
Sustainable Supply subprogramme. The Sustainable Supply subprogramme increased by 240 per cent over the same period, as a result of both this shift and the additional allocation for the improvement of dam safety and the construction of a new dam. The 144 per cent growth in expenditure on the Institutional
Regulation subprogramme from 2004/05 to 2005/06 is due to institutional reform activities and the establishment of catchment management agencies.

The 17,4 per cent increase in the budget for compensation of employees between
2005/06 and 2006/07 is a result of the transfer of the Working for Water programme to the Sustainable Supply subprogramme.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Water allocation reform (WAR)

Public consultation on the development of the strategy for water use allocation has been completed. Implementation will start in the catchments (Mhlathuze,
Olifants and Nkomati). The programme is supported by a number of other ongoing activities including providing information on water resources derived from monitoring systems, planning and modelling studies to reconcile water availability with requirements, the development and implementation of resource protection measures and the verification of existing lawful use.

Infrastructure development

The Mooi-Mgeni transfer scheme was commissioned in 2003, and Nandoni Dam was completed in March 2005. Cabinet approved the Olifants River water resources development project, which is scheduled for completion in 2010. The raising of the wall of the Flag Boshielo Dam will be

                                                                             847

2006 Estimates of National Expenditure

completed by March 2006. Implementation and funding agreements have been concluded with the Trans Caledon Tunnel Authority for the Berg water project and the Vaal pipeline to augment supplies to Eskom and Sasol. The construction of the Berg water dam is 51 per cent complete, and the construction of the Vaal pipeline to supplement the scheme is scheduled for completion in 2007.

Support to agricultural water users

The extent of support to resource-poor farmers has been broadened with the approval of a policy on financial assistance for irrigation, which will supplement the water allocation reform programme by providing capital and operational subsidies to new users. The policy also provides for subsidies for rainwater harvesting tanks in rural communities to improve household food security and local economic development.

Drought management

Relief efforts will continue for as long as the drought persists. The construction of a pipeline to augment water supplies for domestic and industrial use in Cullinan, and the extension to the Ekangala area, were completed. A pipeline between Morgenstond and Jericho dams, to augment water supplies to
Eskom power stations on the eastern highveld, was also completed. The department is co-ordinating reconstruction work by the South African water sector in the
Maldives and Sri Lanka, arising from the Indian Ocean tsunami.

Institutional development

The process of separating the management and development of national water resources infrastructure from the department's other activities began with the establishment of the infrastructure branch in 2005. Cabinet approved the establishment of the National Water Resource Infrastructure Agency (a public entity) in 2005, and work in future years will centre on setting the agency up and transferring infrastructure-related activities to the agency.

Strategy development

The 2005 national water resource strategy was established by government notice in January 2005. The next review is scheduled for 2009. Guidelines are in preparation to assist catchment management areas to develop their sub-national catchment management strategies.

The review of the 1999 pricing strategy for water use charges, which consolidates all water use charges (including those relating to waste discharges, the control of invasive alien vegetation, and the water research levy) will be completed in 2007/08. A capacity-building strategy to address skills shortages in the water sector as a whole is still being developed.

Revenue from water use charges

Revenue from the water resources management charge, intended to fund the activities of the catchments management agencies, has progressively increased since the introduction of the charge in 2002, and stood at a little less than 79 per cent of potential revenue at the end of 2003/04. The intention is to increase this to 98 per cent of potential revenue by 2008/09, and where necessary take appropriate action against defaulting water users. Good progress has been made in collecting these charges, which are intended to fund catchment management areas.

Regional and international developments

An agreement was signed by South Africa, Botswana, Mozambique and Zimbabwe in late 2003 to establish the Limpopo Basin Commission, an international water management institution. Work is in progress to establish the commission. Recent international basin studies include a feasibility

                                             Vote 34: Water Affairs and Forestry

study for phase 2 of the Lesotho highlands water project, joint basin studies for the Maputo and Limpopo basins, and a joint management plan for the lower
Orange River.

Job creation

The Working for Water programme has continued to clear invasive alien vegetation and do follow-up clearance and has been particularly successful in training and providing work for women, young people and the disabled. Annual targets for the future include 150 000ha of initial clearance and 500 000ha to 750 000ha of follow-up clearance, thereby creating 10 000 to 12 000 person years of employment for up to 30 000 people. The construction of the Berg water project by the Trans-Caledon Tunnel Authority created 800 job opportunities. In addition, the department also undertook a range of important routine activities, such as issuing water use licences, operating and maintaining water supply schemes and monitoring the state of water resources.

SELECTED MEDIUM-TERM OUTPUT TARGETS

WATER RESOURCE MANAGEMENT

Measurable objective: Ensure that water resources are allocated so that they promote social and economic development, maintain the reliable availability of water in sufficient quantities and of an appropriate quality to meet the needs of all consumers and meet international water-sharing agreements, while ensuring that water resources are protected to enable sustainable water use.

-----------------------------------------------------------------------------------------------------------
SUBPROGRAMME            OUTPUT                      SELECTED MEASURE / INDICATOR        TARGET
-----------------------------------------------------------------------------------------------------------

Equitable Supply        Policies to reconcile       Water allocation reform             March 2008
and Sustainable         water availability and      programme implemented in
Supply                  demand for all purposes     Mhlathuze, Olifants and Nkomati
                        and equitable allocation    water management areas
                        of water use

                                                    Construction of Berg water          June 2007
                                                    project ready to begin with
                                                    water storage and river
                                                    diversioin for De Hoop Dam
                                                    completed
-----------------------------------------------------------------------------------------------------------
Protection              Measures for water          Number of priority catchments       10 priority
Policies and            resources protection        in which water resources            catchments by
Protection                                          classified, and reserves and        March 2009
Measures                                            resource quality objectives
                                                    determined
-----------------------------------------------------------------------------------------------------------
Institutional           Institutions for            National Water Resources            March 2008
Regulation and          managing water              Infrastructure Agency established
Institutional           resources and water
Development             resources                   Number of additional catchment      9 agencies by
                        infrastructure              management agencies established     March 2009

                                                    Percentage of potential revenue     98% by March 2009
                                                    from water use charges
                                                    collected, including charges for
                                                    waste discharge
-----------------------------------------------------------------------------------------------------------
Strategic Alignment     Optimal management          Number of major information         4 systems by March
and Stakeholder         information from            systems interlinked and             2008
Empowerment             expanded monitoring         accessible via a common
                        systems and interlinked     interface
                        information management
                        systems

                        Framework for capacity      Capacity building strategy          March 2007
                        building in the water       developed
                        sector developed

                        Guidelines for the          Guidelines developed and            March 2007
                        development of catchment    piloted
                        management strategies
-----------------------------------------------------------------------------------------------------------
African Co-operation    International               River basin commissions set         Orange River
                        co-operation and            up by secretariats                  basin commission:
                        management of                                                   mid-2006
                        internationally shared
                        river basins, information                                       Limpopo River
                        and expertise                                                   basin commission:
                                                                                        mid-2007

                                                    Agreement to establish basin        March 2008
                                                    commissions (or a basin
                                                    commission) for the Maputo
                                                    and Nkomati basins concluded
-----------------------------------------------------------------------------------------------------------
Operations of           Water supply to             Reliability of water                100% reliable
Water Resources         irrigation boards and       supplied to raw water
                        direct consumers            consumers
-----------------------------------------------------------------------------------------------------------

                                                                             849

2006 Estimates of National Expenditure

PROGRAMME 3: WATER SERVICES

The Water Services programme ensures access to effective, sustainable and affordable water and sanitation services, through policy development, planning, regulating and monitoring of the sector. This includes institutional and implementation support to local government.

There are 13 subprogrammes:

o     Provisioning Policies ensures basic water supply and sanitation services for improved quality of life and poverty alleviation.

o     Water and Sanitation Services supports the development of infrastructure for basic water supply and sanitation services at the regional level, for improved quality of life and poverty alleviation.

o     Water Sector Policies provides a framework for the effective and sustainable delivery of water services to underpin economic and social development.

o     Water Sector Support supports the delivery of sustainable water services at the regional level to underpin economic and social development.

o     Institutional Policies supports effective water services institutions.

o     Institutional Support provides support at the regional level for effective water services institutions.

o     Transfer Policies guides the transfer of operation and maintenance functions and water services schemes for effective local operations and management.

o     Transfer of Functions implements the transfer of water services schemes to water services institutions to ensure effective local level operation and management.

o     Africa Initiative promotes the programme's activities to achieve UN millennium development and World Summit on Sustainable Development targets in Africa, and to support Nepad.

o     African Participation promotes and supports policies to achieve the UN millennium development targets in Africa.

o     Water Services Support provides support services at regional level, which includes human resources and financial management general administration.

o     Operations of Water Services ensures reliable and sustainable supply of water for basic use and economic development. (While this function is still with the department, it is a temporary arrangement and will be phased out as the transfer programme is completed. The programme is funded with earmarked funds for conditional grants to local government.

o     Water Services Administration provides support services at the national level, which include human resources, financial management and general administration.

                                             Vote 34: Water Affairs and Forestry

EXPENDITURE ESTIMATES

TABLE 34.5 WATER SERVICES

-------------------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME                                                                      ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                         --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

Provisioning Policies                        7 589       8 609       6 326           2 999       2 999       2 999       3 209
Water and Sanitation Services              950 325   1 021 882     282 746         158 421      18 132      19 830      21 218
Water Sector Policies                       22 989      35 348      42 168          42 334      44 586      48 037      51 417
Water Sector Support                        24 563      61 913      68 883          67 360      75 324      78 585      84 086
Institutional Policies                      11 641      10 732       3 518          10 133      10 845      11 387      12 184
Institutional Support                       16 092      47 270      49 113          42 245      46 264      48 705      52 114
Transfer Policies                              380         224          --              --          --          --          --
Transfer of Functions                        1 846      10 719      28 460          15 798      15 480      16 255      17 392
Africa Initiative                            1 901         113          --             192         100         100         107
African Participation                          350          --          --              --         300         803         859
Water Services Administration               14 821       5 212       5 977           9 477      10 183      10 678      11 408
Water Services Support                     221 971      99 491     122 305         110 682     105 913     117 942     126 283
Operations of Water Services(1)            699 687   1 089 929     951 863       1 068 333   1 132 125   1 188 782   1 392 042
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    1 974 155   2 391 442   1 561 359       1 527 974   1 462 251   1 544 103   1 772 319
-------------------------------------------------------------------------------------------------------------------------------
Change to 2005 Budget estimate                                                     122 899     118 660     130 579     251 367
-------------------------------------------------------------------------------------------------------------------------------

(1).  Please refer to table 34.6 for a detail split

-------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
CURRENT PAYMENTS                           858 010     917 621     982 954       1 069 664     820 806     845 870     906 772
                                         --------------------------------------------------------------------------------------
Compensation of employees                  445 438     460 515     502 428         543 999     524 026     541 573     594 764
Goods and services                         412 572     444 194     480 526         525 665     296 780     304 297     312 008
of which:
Communication                                4 228       5 790       6 335           5 110       4 046       4 297       4 529
Computer Services                            5 812       6 856       1 947           1 890       1 386       1 465       1 520
Consultants, contractors and               354 359     409 861     398 364         464 961     196 042     219 911     226 495
special services
Inventory                                    2 852       3 905      23 660           2 157     2  2 82       2 825       2 967
Operating leases                            24 893       7 845      14 590          11 233       7 277       8 133       8 196
Travel and subsistence                       6 237       8 543      22 170          30 317      22 636      24 020      25 322
Financial transactions in                       --      12 912          --              --          --          --          --
assets and liabilities
                                         --------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                  1 094 812   1 391 238     487 204         269 982     599 147     653 632     709 850
                                         --------------------------------------------------------------------------------------
Provinces and municipalities             1 042 667   1 294 661     341 321         164 761     500 413     550 000     550 000
Public corporations and private             52 145      96 577     134 486         105 221      98 734     103 632     109 850
enterprises
Households                                      --          --      11 397              --          --          --          --
                                         --------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                 21 333      82 583      91 201         188 328      42 298      44 601     155 697
                                         --------------------------------------------------------------------------------------
Buildings and other fixed
structures                                   9 245      62 669      71 336         164 655      19 362      20 322     129 745
Machinery and equipment                     12 088      19 876      19 624          23 528      22 686      23 973      25 650
Cultivated assets                               --          --          --              25          --          --          --
Software and other intangible                   --          --         241             120         250         306         302
assets
Land and subsoil assets                         --          38          --              --          --          --          --
                                         --------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    1 974 155   2 391 442   1 561 359       1 527 974   1 462 251   1 544 103   1 772 319
-------------------------------------------------------------------------------------------------------------------------------

DETAILS OF MAJOR TRANSFERS AND SUBSIDIES:

-------------------------------------------------------------------------------------------------------------------------------

MUNICIPALITIES
CURRENT                                     43 568     272 779     133 436         164 761     500 413     550 000     600 000
                                         --------------------------------------------------------------------------------------
Water Services Operating Subsidy            43 412     272 618     133 260         164 512     500 000     500 000     600 000
Grant(Municipalities)(1)
                                         --------------------------------------------------------------------------------------
CAPITAL                                    999 099   1 021 882     207 885              --          --          --          --
                                         --------------------------------------------------------------------------------------
Implementation of Water                    999 099   1 021 882     207 885              --          --          --          --
Services Projects Grants
                                         --------------------------------------------------------------------------------------
SUBSIDIES ON PRODUCTION OR
PRODUCTS CURRENT                            52 145      96 577     134 486         105 221      98 734     103 632     109 850
                                         --------------------------------------------------------------------------------------
Water Services Operating                    52 145      96 577     134 486         105 221      98 734     103 632     109 850
Subsidy Grant (Waterboards)
-------------------------------------------------------------------------------------------------------------------------------

(1).  Please refer to table 34.6 for a detail split

                                                                             851

2006 Estimates of National Expenditure

TABLE 34.6 DETAIL SPLIT OF DIRECT AND INDIRECT GRANTS TO LOCAL GOVERNMENT

-------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION    MEDIUM-TERM EXPENDITURE ESTIMATE
                                         --------------------------------------------------------------------------------------
R thousand                                 2002/03     2003/04     2004/05         2005/06     2006/07     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------------------

DIRECT GRANTS
TRANSFERS AND SUBSIDIES                     43 412     272 618     133 260         164 512     500 000     550 000     600 000
Provinces and municipalities                43 412     272 618     133 260         164 512     500 000     550 000     600 000
INDIRECT GRANTS
CURRENT PAYMENTS                           584 931     686 920     695 233         759 490     352 387     344 991     268 357
Compensation of employees                  377 214     410 605     423 780         457 613     183 241     179 395     139 545
Goods and services                         207 717     276 315     271 453         301 877     169 146     169 596     128 812
TRANSFERS AND SUBSIDIES                     52 145      96 577      88 713         105 221      98 734     103 632     109 850
Public corporations and                     52 145      96 577      88 713         105 221      98 734     103 632     109 850
private enterprises
PAYMENTS FOR CAPITAL ASSETS                 19 199      33 814      34 657          39 110      39 379      41 402     152 300
Buildings and other fixed structures         9 245      15 869      16 421          19 256      19 273      20 322     129 745
Machinery and equipment                      9 954      17 945      18 236          19 854      20 106      21 080      22 555
-------------------------------------------------------------------------------------------------------------------------------
TOTAL GRANTS                               699 687   1 089 929     951 863       1 068 333     990 500   1 040 025   1 130 507
-------------------------------------------------------------------------------------------------------------------------------
VAT adjustment on trading account               --          --          --              --     141 625     148 757     261 535
-------------------------------------------------------------------------------------------------------------------------------
TOTAL FOR SUBPROGRAMME                     699 687   1 089 929     951 863       1 068 333   1 132 125   1 188 782   1 392 042
-------------------------------------------------------------------------------------------------------------------------------

EXPENDITURE TRENDS

Expenditure decreased at an annual average rate of 8,2 per cent, from R2 billion in 2002/03 to R1,5 billion in 2005/06. The sharp decrease is due mainly to the transfer of expenditure on new water and sanitation projects to the municipal infrastructure grant in 2004/05. Expenditure on the programme starts to increase in 2007/08 and 2008/09, at an average rate of 14,8 per cent.

The increase in the Operations of Water Services subprogramme in 2003/04 is a result of a one-off allocation of R1 70 million for emergency water supply. The decrease in the Provisioning Policies subprogramme from 2004/05 going forward is a result of the department's changing role - from water service provider to sector regulator.

Expenditure on compensation of employees grows by 6,5 per cent over the 2006
MTEF because the water services activities shift from the water trading account to the vote. The expected increase in expenditure in 2008/09 is due to the R120 million allocated for the refurbishment of water services schemes.

SERVICE DELIVERY OBJECTIVES AND INDICATORS

RECENT OUTPUTS

Policy and legislation review

Implementation of the strategic framework for water services, approved by
Cabinet in 2004, is well under way. Various procedures for implementing strategies, including those on institutional reform, regulation and support, as well as a revision of the Water Services Act (1997), have been developed.

Regulation, support and institutional reform

Regulatory and support strategies have been drafted in consultation with sector stakeholders, and shared with the sector at a national indaba. When implemented, these strategies will be used to regulate and support local government and other water services institutions. An institutional reform framework for water service institutions is also being developed, and agreement on an implementation strategy has been reached with sector stakeholders.

                                             Vote 34: Water Affairs and Forestry

packaged into economic business units in preparation for transfer. The transfers should optimise local economic empowerment and development.

Development of policy and procedures for the transfer of indigenous forests and the delegation of management responsibility for approximately 100 000ha of indigenous forest has been completed.

Forestry oversight

The major achievement of the State Forest Management subprogramme has been the finalisation of the criteria, indicators and standards for sustainable forest management. When these are gazetted, in terms of the National Forests Act
(1998), they will provide an agreed and structured framework for management, monitoring and reporting, and describe the state of forestry in South Africa.
They are already being implemented in the department's managed state forests and are being incorporated into all forestry transfer agreements.

An improved forestry website has been developed and is accessible to the public and sector stakeholders.

The annual commercial timber statistics have been gathered and published for
2004 and are available on the website.

The minister has published a revised list of protected tree species, which better reflects the value placed on these species. It also provides for stronger regulation and enforcement of the law in relation to the most important species.

Management of state plantations

The sustainable management of state plantations has been prioritised to prepare for the transfer to other beneficiaries. Despite several setbacks, including numerous fires during the fire season, the area of temporary unplanted areas is being reduced in some provinces, and fire readiness on the plantations has been improved significantly.

Forestry BEE charter

The department has set up a process for developing a BEE charter for the forestry sector, which should be completed in 2006/07.

New afforestation

New afforestation is a major thrust of the department, and extensive planning has been done in Eastern Cape. A strategic environmental impact assessment was done there, which shows at least 30 000ha of land which could be afforested.
Value-adding activities close to the areas of new afforestation will be facilitated.

SELECTED MEDIUM-TERM OUTPUT TARGETS

FORESTRY

Measurable objective: Ensure the sustainable management of all forests and plantations, and enhance the contribution of forest resources to economic development and poverty eradication.

--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME               OUTPUT                            MEASURE/INDICATOR                       TARGET
--------------------------------------------------------------------------------------------------------------------

Forestry Oversight         National certification            Draft minimum standards                 March 2007
                           initiative, based on              agreed with the sector
                           criteria, indicators and
                           standards
--------------------------------------------------------------------------------------------------------------------
Forestry Governance        2005 state of the forest          Deadline for tabling met                August 2006
                           report tabled in Parliament

                           Regulation of sustainable         National system developed and           March 2007
                           forest management                 in operation and regulations
                                                             published
--------------------------------------------------------------------------------------------------------------------

                                                                             857

2006 Estimates of National Expenditure

--------------------------------------------------------------------------------------------------------------------
SUBPROGRAMME               OUTPUT                            MEASURE/INDICATOR                       TARGET
--------------------------------------------------------------------------------------------------------------------

Forestry Development       Forest enterprise                 Forest enterprise development           March 2007
                           development, livelihood           strategy implemented
                           enhancement and
                           institutional reform

                           Co-operation and                  Regional collaboration on               March 2007
                           leadership within SADC            sustainable forest management
--------------------------------------------------------------------------------------------------------------------
Community Empowerment      Community-based forestry          Report on forestry potential in         March 2008
                                                             SADC

                                                             Eastern Cape forestry enterprise        March 2007
                                                             development initiative operative
--------------------------------------------------------------------------------------------------------------------
Fire Regulation And        Fire protection associations      Number of registered fire               60 associations
Oversight                  in fire risk areas                protection associations that
                                                             report to the department

                           National veldfire information     System operational                      March 2007
                           system

                           Partnership agreements with       Implementation of memorandum            March 2007
                           Department of Provincial and      of understanding agreements
                           Local Government and South
                           African Weather Services
--------------------------------------------------------------------------------------------------------------------
Fire Governance            Effective compliance with         Percentage compliance of all            100%
                           the requirements of the           landowners in regions of high
                           National Veld and Forest          and extreme wildfire risk with
                           Fires Act                         various requirements of act

                           Communication awareness           Fire awareness campaigns                March 2007
                           strategy on National Veld         implemented
                           and Forest Fires Act
                           implemented
--------------------------------------------------------------------------------------------------------------------
State Forest               Transfer of department's          Finalised transfer plans for each       March 2007
Transfer And               plantations to beneficiaries      package
Regulation
                                                             Percentage of community                 50% of
                                                             resolutions with regard to              resolutions
                                                             class Cs concludeded

                           Policy and strategy review        Appropriate strategy for                June 2006
                           for transfer of remaining         rehabilitation of remaining
                           state forests                     assets to state of readiness
                                                             for transfer
--------------------------------------------------------------------------------------------------------------------
State Forest               Leased plantation forests         Audit management systems in             March 2007
Administration and         and delegated/ assigned           operation and corrective
Oversight                  natural forest management         actions implemented
--------------------------------------------------------------------------------------------------------------------
State Forest Management    National wood energy              Department's responsibilities           March 2007
                           strategy                          executed effectively in
                                                             conjunction with Department of
                                                             Minerals and Energy

                           Woodlands implementation          Department's responsibilities           March 2007
                                                             executed according to strategy
--------------------------------------------------------------------------------------------------------------------
Sustainable Forest         Management of state               All criteria and indicator audit        March 2007
Management                 plantations and natural           queries on state plantations
                           forests sustainable forest        addressed within specified time
                           management                        periods
--------------------------------------------------------------------------------------------------------------------
Forestry Support           Appropriate mechanism             Plantation management executed          March 2007
Services                   designed for more efficient       according to appropriate standards
                           management of department's
                           residual plantations
--------------------------------------------------------------------------------------------------------------------

TRADING ENTITIES

WATER TRADING ACCOUNT

The Water Trading Account is divided into four components:

o     COMPONENT 1: INTEGRATED WATER RESOURCE MANAGEMENT: This component funds the implementation of water resources management activities in each water management area, including resource quality management, control and authorisation of water use, and promotion of water conservation measures.
      It also includes the portion of the Working for Water budget that is derived from revenue from water users.

o     COMPONENT 2: INTEGRATED SYSTEMS: Where locally available water resources in a particular area cannot meet the demand, water is transferred from water-rich areas. The management, operation and maintenance of these schemes as integrated systems, as well as the revenue collected from water users, are reflected in this component. One example of this is the Vaal
      River system where a number of dams and pipelines are operated as one inter-linked system.

                                             Vote 34: Water Affairs and Forestry

o     COMPONENT 3: BULK WATER SUPPLY: A number of water resources schemes (dams)
      are operated as stand-alone schemes and do not form part of an integrated system. The supply of water is mostly in bulk to different water-user groups, but the agricultural sector is by far the largest consumer.
      Expenditure in this component covers operations and maintenance as well as management costs, and revenue is earned through the sales of water, mostly in bulk.

o     COMPONENT 4: EQUIPMENT: This provides for equipment for the construction and maintenance of government water schemes.

Two main sources of funding are currently available to cover spending under the water trading account. The first is a revenue stream generated by a water resource management charge levied on all registered water users (component 1).
The second is revenue collected through the sale of water in bulk to various institutions and individuals (components 2 and 3). Any shortfall is funded through allocations from the vote.

The implementation of the national water pricing strategy will further improve the financial state of the water trading account. New tariffs structures in some areas have already resulted in full cost recovery.

Income from water sales on the water trading account is estimated at R2,7 billion in 2006/07, R2,8 billion in 2007/08 and R3 billion in 2008/09. The deficit for 2005/06 of R303 million is expected to turn into a surplus of R358 million in 2006/07, and the surplus is expected to grow to R1,9 billion in
2008/09 .

TABLE 34.8 FINANCIAL SUMMARY FOR THE WATER SERVICES TRADING ACCOUNT

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -------------------------------------                -------------------------------------
                                            AUDITED      AUDITED      AUDITED   ESTIMATED
                                                                                 OUTCOME
                                        ------------------------------------------------------------------------------------------
R thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                           2 127 862    2 370 138    2 464 319    2 538 000    2 690 281    2 851 697    3 022 799
                                        ------------------------------------------------------------------------------------------
Sale of goods and services other than     2 127 862    2 349 302    2 454 837    2 527 949    2 679 626    2 840 404    3 010 828
capital assets
of which:
Admin fees                                2 127 862    2 349 302    2 454 837    2 527 949    2 679 626    2 840 404    3 010 828
Other non-tax revenue                            --       20 836        9 482       10 051       10 655       11 293       11 971
                                        ------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                          378 227      273 498      564 771      628 777    1 001 499    1 043 694    1 733 034
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                             2 506 089    2 643 636    3 029 090    3 166 777    3 691 780    3 895 391    4 755 833
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                           2 459 121    3 564 883    6 198 377    3 050 116    3 136 638    2 382 803    2 619 772
                                        ------------------------------------------------------------------------------------------
Compensation of employees                   296 535      285 238      303 629      300 463      245 238      259 952      275 550
Goods and services                        1 939 729    2 600 161    4 649 484    2 225 101    2 205 127    1 620 240    1 851 789
Depreciation                                     --      679 414    1 245 235      524 522      686 248      502 585      492 405
Interest, dividends and rent on land        222 857           70           29           31           25           27           28
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                      46 968      329 235      347 511      419 755      197 604      176 460      205 048
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                            2 506 089    3 894 118    6 545 888    3 469 871    3 334 242    2 559 264    2 824 820
----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                              --   (1 250 482)  (3 516 798)    (303 094)     357 538    1 336 127    1 931 013
----------------------------------------------------------------------------------------------------------------------------------

                                                                             859

2006 Estimates of National Expenditure

TABLE 34.8 FINANCIAL SUMMARY FOR THE WATER SERVICES TRADING ACCOUNT (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -------------------------------------                -------------------------------------
                                            AUDITED      AUDITED      AUDITED   ESTIMATED
                                                                                 OUTCOME
                                        ------------------------------------------------------------------------------------------
R thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets                         --   52 031 200   50 081 906   43 744 168   42 348 818   44 889 747   47 583 132
Inventory                                        --       26 988       17 932       15 663       16 603       17 599       18 655
Receivables and prepayments                      --    2 014 969      813 029      710 142      752 751      797 916      845 791
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                     --   54 073 157   50 912 867   44 469 973   43 118 172   45 705 262   48 447 578
----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                             --   53 262 966   49 954 196   43 632 619   42 230 577   44 764 412   47 450 276
Borrowings                                       --      218 603      349 282      305 081      323 386      342 789      363 357
Trade and other payables                         --      346 784      360 374      314 770      333 656      353 675      374 896
Provisions                                       --      244 804      249 015      217 503      230 553      244 386      259 050
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                     --   54 073 157   50 912 867   44 469 973   43 118 172   45 705 262   48 447 578
----------------------------------------------------------------------------------------------------------------------------------

Data provided by the Department of Water Affairs and Forestry

NATIONAL FOREST RECREATION AND ACCESS TRUST

The object of the National Forest Recreation and Access Trust is to promote access to and the use of forests for recreation, education, culture or spiritual fulfilment. In terms of section 41(2) of the National Forests Act (1998), the minister is the sole trustee of the trust.

The only source of revenue for the trust is interest received on an investment at the Corporation for Public Deposit, which amounted to R214 000 in 2004/05.

PUBLIC ENTITIES REPORTING TO THE MINISTER

TRANS-CALEDON TUNNEL AUTHORITY

The Trans-Caledon Tunnel Authority was established in terms of the National
Water Act (1998), and is a specialised liability management body for bulk water supply development in the most cost-effective manner to the benefit of the water consumer.

The authority was established in 1986 to implement and finance water works in
South Africa emanating from the treaty on the Lesotho highlands water project, taking on government's responsibility for South Africa's portion of the costs for the water transfer component, the long-term funding and concomitant risk management on the project. Subsequently, the Minister of Water Affairs and
Forestry extended the authority's mandate to drive and oversee the treasury management of Umgeni Water and implement and fund the Berg water project and the
Vaal River eastern sub-system augmentation project. The authority is currently responsible for funding and implementing a number of projects in several provinces and also offers integrated treasury management and financial advisory services.

In August 2005, Cabinet approved the establishment of a National Water Resource
Infrastructure Agency to ensure long-term water security for South Africa. The
Department of Water Affairs and Forestry's water resource infrastructure branch and the Trans-Caledon Tunnel Authority will be integrated into the agency, formalising their long-standing co-operation. The integration will not affect the authority's obligations to financial markets, its project credit ratings and explicit government guarantees relating to the Lesotho highlands water project.

No grants are made to the authority, as it is funded from income on the sale of water from the Vaal River system, and shortfalls in revenue are funded through commercial loans. The long-term solvency of the authority is determined by its tariff methodology, income agreements and guarantees.

                                             Vote 34: Water Affairs and Forestry

The Trans-Caledon Tunnel Authority reported an operating surplus of R1 420 million in 2005/06 (2004/05: R1 357 million). There is a net deficit of R517 million (2004/05: R638 million), which reflects a shortfall in covering interest. The net deficit after interest is a result of keeping water tariffs constant in real terms. Income is sufficient to repay all water transfer costs within about 20 years after the completion of each sub-phase.

Revenue generated by the sale of 1 351 million cubic metres of raw water amounts to R1 654 million (2004: R1 538 million). This revenue is based on a bulk raw water tariff of 122,4 cents per cubic metre for 2005/06. The higher revenue is due to an increase of 2 per cent in the volume of water sold and a 5,5 per cent increase in the water tariff. Between 2002/03 and 2004/05, the authority's revenue increased by 34,2 per cent. The increase is mainly due to an increase in water revenue. In 2005/06, the estimated revenue is R1,96 billion, and is expected to increase by 1,3 per cent over the 2006 MTEF to R2 billion. The authority's total equity and liabilities currently stand at R1 9,94 billion, expected to increase by 5,1 per cent over the 2006 MTEF to R24,5 billion.

The Trans-Caledon Tunnel Authority is one of the largest issuers of bonds in the local capital market. R2,3 billion was raised in 2005/06 using the authority's locally-registered bonds through its panel of market makers. Funds are raised as and when required.

In January 2005, the authority achieved a significant milestone with the signing of R3,3 billion in loan agreements with five major financial institutions (ABSA,
European Investment Bank (EIB), Investec, Nedbank and Standard Bank). The loan relates to a high priority project designed to support the growing industrial needs of Sasol and Eskom in Mpumalanga, through the transfer of water from the
Vaal River system to Knoppiesfontein, near Secunda. This project supports government's agenda to facilitate economic growth and provide infrastructure for development in that area. Over the medium term, the Trans-Caledon Tunnel
Authority's ability to fund and implement this project is a major contribution to the water sector and to economic growth more generally.

TABLE 34.9 FINANCIAL SUMMARY FOR THE TRANS-CALEDON TUNNEL AUTHORITY (TCTA)

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -------------------------------------                -------------------------------------
                                            AUDITED      AUDITED      AUDITED   ESTIMATED
                                                                                 OUTCOME
                                        ------------------------------------------------------------------------------------------
R thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                           1 403 321    1 765 004    1 883 914    1 961 092    1 983 719    1 482 002    2 036 965
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                             1 403 321    1 765 004    1 883 914    1 961 092    1 983 719    1 482 002    2 036 965
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                           1 565 079    1 840 987    2 521 861    2 479 601    2 258 490    1 542 296    1 956 784
                                        ------------------------------------------------------------------------------------------
Compensation of employees                    15 262       18 067       17 061       22 799       38 235       40 498       64 906
Goods and services                          255 773      371 386      409 081      351 464      374 533      432 049      684 841
Depreciation                                 12 623        7 902       18 427        3 603        1 546          644          326
Interest, dividends and rent on land      1 281 420    1 443 633    2 077 292    2 101 735    1 844 176    1 069 105    1 206 710
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                         481          278          289       (1 039)      (1 037)        (975)         442
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                            1 565 561    1 841 265    2 522 150    2 478 562    2 257 453    1 541 321    1 957 226
----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                        (162 240)     (76 260)    (638 236)    (517 470)    (273 733)     (59 320)      79 739
----------------------------------------------------------------------------------------------------------------------------------

                                                                             861

2006 Estimates of National Expenditure

TABLE 34.8 FINANCIAL SUMMARY FOR THE TRANS-CALEDON TUNNEL AUTHORITY (TCTA)
(CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -------------------------------------                -------------------------------------
                                            AUDITED      AUDITED      AUDITED   ESTIMATED
                                                                                 OUTCOME
                                        ------------------------------------------------------------------------------------------
R thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets                 14 012 720   14 823 310   15 527 087   16 177 670   18 064 525   18 649 472   18 694 387
Investments                                 179 422    1 276 602    2 266 028    2 266 028    2 266 028    2 266 028    2 266 028
Receivables and prepayments                 320 383      584 748      816 379    1 054 263      824 427      780 201      780 201
Cash and cash equivalents                     1 975        6 617          728      440 375    1 064 229    1 879 236    2 782 727
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             14 514 500   16 691 278   18 610 221   19 938 336   22 219 209   23 574 936   24 523 343
----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                     (2 002 094)  (2 205 793)  (2 810 531)  (3 328 001)  (3 601 734)  (3 661 054)  (3 581 315)
Borrowings                               16 032 196   18 303 111   20 654 972   22 500 557   25 055 163   26 470 210   27 338 878
Trade and other payables                    484 399      593 960      763 851      763 851      763 851      763 851      763 851
Provisions                                       --           (0)       1 929        1 929        1 929        1 929        1 929
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             14 514 500   16 691 278   18 610 221   19 938 336   22 219 209   23 574 936   24 523 343
----------------------------------------------------------------------------------------------------------------------------------

Data provided by the Trans-Caledon Tunnel Authority

WATER RESEARCH COMMISSION

The terms of reference of the Water Research Commission, established in accordance with the Water Research Act (1971), are to promote co-ordination, communication and co-operation in water research, to establish water research needs and priorities from a national perspective, to fund prioritised research, and to promote the effective transfer, dissemination and application of research findings.

No grants are made to the commission as its work is funded by a levy on water users. In 2002/03, the Department of Water Affairs and Forestry included arrear levies in the transfer to the Water Research Commission, resulting in its revenue increasing by 20,1 per cent to R107,6 million and falling again to R90,4 million in 2003/04. In 2005/06, non-tax revenue is expected to increase by 35,5 per cent from 2004/05, due to improved revenue collection and an increase in the number of water users, from whom levies are collected. Over the 2006 MTEF, revenue is expected to increase by 3,2 per cent annually, in line with projected inflation.

The Water Research Commission has five key strategic areas each providing an integrating framework for investment in addressing a portfolio of key water-related needs. The five areas are: water resource management; water-linked ecosystems; water use and waste management; water use in agriculture; and
water-centred knowledge. The areas allow for multidisciplinary studies and are focused on solving problems related to national needs and supporting society and the water sector. While each of the areas is unique and mutually exclusive, they collectively cover the spectrum of water-related topics of strategic importance.

                                             Vote 34: Water Affairs and Forestry

TABLE 34.10 FINANCIAL SUMMARY FOR THE WATER RESEARCH COMMISSION (WRC)

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -------------------------------------                -------------------------------------
                                            AUDITED      AUDITED      AUDITED   ESTIMATED
                                                                                 OUTCOME
                                        ------------------------------------------------------------------------------------------
R thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                             107 592       90 395       90 180      122 177      124 427      129 360      132 420
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                               107 592       90 395       90 180      122 177      124 427      129 360      132 420
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                              91 536       80 774       71 601      120 024      123 594      128 854      131 889
                                        ------------------------------------------------------------------------------------------
Compensation of employees                    15 250       17 592       15 816       16 881       17 339       18 067       18 970
Goods and services                           75 874       62 754       55 561      103 144      106 255      110 787      112 919
Depreciation                                    412          428          225           --           --           --           --
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                       7 672          938        1 551          200          210          221          232
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                               99 208       81 712       73 152      120 224      123 804      129 075      132 121
----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                           8 384        8 683       17 027        1 953          623          285          299
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
----------------------------------------------------------------------------------------------------------------------------------
Carrying value of assets                      1 357        1 035        1 510        1 737        1 964        2 191        2 418
Investments                                  36 904       38 444       41 652       42 178       42 704       43 230       43 756
Receivables and prepayments                  38 238       35 797       45 879       45 881       45 883       45 885       45 887
Cash and cash equivalents                    47 757       61 769       62 834       64 041       63 918       63 456       63 010
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                124 256      137 045      151 875      153 837      154 469      154 762      155 071
----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                         87 115       95 798      112 826      114 779      115 402      115 686      115 986
Post retirement benefits                     12 500       14 844       15 336       15 338       15 340       15 342       15 344
Trade and other payables                     23 540       24 888       21 630       21 632       21 634       21 636       21 638
Provisions                                    1 101        1 515        2 083        2 088        2 093        2 098        2 103
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                124 256      137 045      151 875      153 837      154 469      154 762      155 071
----------------------------------------------------------------------------------------------------------------------------------

Data provided by the Water Research Commission

WATER BOARDS

Water boards have been established as service providers that report to the
Minister of Water Affairs and Forestry. The boards manage water services in their supply areas and provide potable water at cost-effective prices. There are currently 15 water boards. They have been set up as financially independent institutions, in terms of section 34(1) of the Water Services Act (1997), and must aim to be financially viable.

The impact of their financial performance on the Department of Water Affairs and
Forestry has been limited. Apart from providing seed funding for some of the newly formed water boards and operating subsidies where they have undertaken specific functions on behalf of the department, the department has only had to provide financial assistance in exceptional circumstances.

The individual water boards are listed in the table below.

THE WATER BOARDS
--------------------------------------------------------------------------------
Albany Coast Water             Ikangala Water                  Overberg Water
Amatola Water                  Lepelle Northern Water          Pelladrift Water
Bloem Water                    Magalies Water                  Rand Water
Botshelo Water                 Mhlathuze Water                 Sedibeng Water
Bushbuckridge Water            Namakwa Water                   Umngeni Water
--------------------------------------------------------------------------------

The consolidated revenue for water boards is R5,97 billion in 2004/05, of which
Rand Water and Umngeni Water account for R3,7 million (62,7 per cent) and R1 million (16,9 per cent),

                                                                             863

2006 Estimates of National Expenditure

respectively. Between 2002/03 and 2004/05, revenue increased at an average annual rate of 10 per cent, due to increased water sales brought about by government's drive to address water services backlogs in previously underserviced areas. Over the 2006 MTEF, the consolidated revenue of water boards is expected to increase at an average annual rate of 7,4 per cent, due mainly to inflation adjustments and improved cost recovery by some water boards.

Rand Water accounted for R501,5 million or 73,4 per cent of the R682,5 million surpluses made by water boards in 2004/05, while Umngeni Water had a surplus of
R54,9 million or 8 per cent. In 2005/06, the consolidated surplus is expected to increase by a higher margin to R960,1 million, with Rand Water and Umngeni Water accounting for R478,3 million and R292,9 million respectively.

Water boards are a longstanding institutional mechanism to provide treated bulk water to large consumers. In the past this has mainly been in urban areas. The objectives of new policy on water boards are to increase the representivity of boards, to rationalise their areas of service, to subsequently reunify the country, and to extend water boards to eventually provide a second-tier water utility framework over most of the country. This tier would be primarily responsible for the supply of treated bulk water on a commercial basis.

TABLE 34.11 FINANCIAL SUMMARY FOR THE WATER BOARDS (CONSOLIDATED)

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -------------------------------------                -------------------------------------
                                            AUDITED      AUDITED      AUDITED   ESTIMATED
                                                                                 OUTCOME
                                        ------------------------------------------------------------------------------------------
R thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT SUMMARY
REVENUE
NON-TAX REVENUE                           4 867 945    5 452 206    5 917 390    6 217 003    6 588 911    7 115 049    7 615 186
                                        ------------------------------------------------------------------------------------------
Sale of goods and services other than     4 644 769    5 193 594    5 571 505    6 041 797    6 470 946    6 982 824    7 471 079
capital assets
of which:
Admin fees                                    5 097       11 710       13 837       15 184       15 958       16 772       17 627
Sales by market establishments            1 452 761    1 573 724    1 730 638    1 890 968    1 993 963    2 136 443    2 267 741
Non-market est. sales                     3 186 910    3 608 160    3 827 030    4 135 645    4 461 025    4 829 610    5 185 711
Other non-tax revenue                       223 176      258 613      345 885      175 206      117 965      132 224      144 107
                                        ------------------------------------------------------------------------------------------
TRANSFERS RECEIVED                           58 811       76 999       53 344       86 657       87 288       87 928       88 669
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                             4 926 756    5 529 206    5 970 734    6 303 661    6 676 199    7 202 976    7 703 855
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
CURRENT EXPENSE                           4 544 825    5 015 394    5 252 351    5 307 358    5 697 545    6 053 055    6 416 207
                                        ------------------------------------------------------------------------------------------
Compensation of employees                   883 895      985 827    1 094 287    1 125 720    1 173 375    1 243 985    1 318 262
Goods and services                        2 612 437    2 937 749    3 208 027    3 419 651    3 761 829    4 024 693    4 340 047
Depreciation                                261 724      273 500      277 032      290 789      308 466      343 823      354 118
Interest, dividends and rent on land        786 769      818 318      673 005      471 198      453 875      440 554      403 781
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                      34 038       34 897       35 883       36 195       41 541       47 214       49 800
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                            4 578 863    5 050 291    5 288 234    5 343 553    5 739 086    6 100 269    6 466 007
----------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                         347 893      478 914      682 499      960 107      937 113    1 102 707    1 237 848
----------------------------------------------------------------------------------------------------------------------------------

                                             Vote 34: Water Affairs and Forestry

TABLE 34.11 FINANCIAL SUMMARY FOR THE WATER BOARDS (CONSOLIDATED) (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                                       OUTCOME                                       MEDIUM-TERM ESTIMATE
                                        -------------------------------------                -------------------------------------
                                            AUDITED      AUDITED      AUDITED   ESTIMATED
                                                                                 OUTCOME
                                        ------------------------------------------------------------------------------------------
R Thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Carrying value of assets                  8 691 058    8 761 072    8 963 705    9 697 006   10 480 771   10 844 370   11 084 259
Investments                               2 397 920    2 149 250    2 275 938    1 073 972    1 344 520    1 916 179    2 419 021
Inventory                                    67 781       68 808       75 751       72 997       75 171       78 735       82 768
Receivables and prepayments               1 003 396      825 533      909 777      882 194      906 531      953 317      996 547
Cash and cas equivalents                    826 334    1 054 191    1 206 956      197 746      411 464      791 286    1 130 036
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             12 986 489   12 858 854   13 432 127   11 923 916   13 218 458   14 583 886   15 712 630
----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves                      4 382 351    4 888 824    5 600 900    6 520 684    7 475 210    8 602 297    9 862 608
Borrowings                                7 154 810    6 595 973    6 170 108    4 092 108    4 417 434    4 631 212    4 432 721
Post retirement benefits                    243 841      282 441      300 160      114 950      123 624      134 737      144 831
Trade and other payables                  1 160 966    1 041 801    1 293 981    1 142 713    1 149 034    1 161 664    1 218 593
Provisions                                   44 521       49 814       65 607       52 958       52 603       53 374       53 227
Managed funds                                    --           --        1 370          502          553          603          650
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             12 986 489   12 858 854   13 432 127   11 923 916   13 218 458   14 583 886   15 712 630
----------------------------------------------------------------------------------------------------------------------------------

Data provided by the Department of Water Affairs and Forestry

OTHER ENTITIES

Although these entities are active in the water and forestry sectors they are not public entities which report to the Minister of Water Affairs and Forestry.

KOMATI RIVER BASIN WATER AUTHORITY

The Komati River basin development project is a joint development between South
Africa and Swaziland in terms of the treaty on the development and use of the water resources of the Komati River basin, ratified in 1992. The purpose of the project is to promote rural development and alleviate poverty in the lower
Komati Valley by increasing the productivity of the land through irrigated agriculture. In terms of the treaty, the Komati River Basin Water Authority was established as a special purpose vehicle charged with managing and financing the project. The main focus of the project was the construction of the Driekoppies
Dam in South Africa and the Maguga Dam in Swaziland. Both have been completed.

IRRIGATION BOARDS AND WATER USER ASSOCIATIONS

In terms of sections 61 and 62 of the National Water Act (1998), the new policy framework for financial assistance to water management institutions for irrigated agricultural development aims to promote initial access to irrigated agriculture and to improve sustainable irrigation development by subsidising emerging farmers.

Currently all irrigation boards are in the process of being transformed into water user associations to fall under the ambit of the National Water Act
(1998). Because of the difficulties of the required stakeholder consultation, the process has been delayed considerably.

In 2004/05, additional funds were allocated for writing off unrecoverable debts from some water user associations. Debts of R6,8 million, R19,7 million and R399
000 were written off for the Kalahari East, Kalahari West and Injambili water user associations, respectively. There are presently a number of water user associations using government guaranteed loans, with a total value of R1 50 million. The vast majority of these associations are presently servicing their debt without threatening the sustainability of their cash flows.

                                                                             865

2006 Estimates of National Expenditure

ANNEXURE

VOTE 34: WATER AFFAIRS AND FORESTRY

Table 34.A: Summary of expenditure trends and estimates per programme and economic classification

Table 34.B: Summary of personnel numbers and compensation

Table 34.C: Summary of expenditure on training

Table 34.D: Summary of conditional grants to provinces and local government
            (municipalities)

Table 34.E: Summary of official development assistance expenditure

Table 34.F: Summary of expenditure on infrastructure

Table 34.G: Summary of departmental public-private partnership projects

                                             Vote 34: Water Affairs and Forestry

TABLE 34.A SUMMARY OF EXPENDITURE TRENDS AND ESTIMATES PER PROGRAMME AND
ECONOMIC CLASSIFICATION

----------------------------------------------------------------------------------------------------------------------------------
PROGRAMME                                     APPROPRIATION           AUDITED              APPROPRIATION                  REVISED
                                            MAIN       ADJUSTED       OUTCOME      MAIN      ADDITIONAL    ADJUSTED      ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                        2004/05             2004/05                  2005/06                    2005/06
----------------------------------------------------------------------------------------------------------------------------------

1.  Administration                          252 762      362 772      353 425      272 491      174 459      446 950      385 150
2.  Water Resources Management            1 365 755    1 590 966    1 476 264    1 506 657      125 388    1 632 045    1 532 045
3.  Water Services                        1 333 772    1 507 096    1 561 359    1 405 075      122 899    1 527 974    1 426 174
4.  Forestry                                349 855      443 009      466 629      373 189       42 354      415 543      415 543
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     3 302 144    3 903 843    3 857 677    3 557 412      465 100    4 022 512    3 758 912
----------------------------------------------------------------------------------------------------------------------------------

ECONOMIC CLASSIFICATION
----------------------------------------------------------------------------------------------------------------------------------
CURRENT PAYMENTS                          2 040 339    2 363 143    2 283 262    2 303 337      246 511    2 549 848    2 470 922
                                        ------------------------------------------------------------------------------------------
Compensation of employees                 1 030 485    1 168 516    1 026 436    1 144 127      103 098    1 247 225    1 218 299
Goods and services                        1 008 349    1 193 122    1 227 049    1 157 615      143 403    1 301 018    1 251 018
Interest and rent on land                     1 505        1 505          562        1 595           10        1 605        1 605
Financial transactions in assets                 --           --       29 215           --           --           --           --
and liabilities
                                        ------------------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES                     841 870    1 120 765    1 169 357      865 717       76 766      942 483      942 483
                                        ------------------------------------------------------------------------------------------
Provinces and municipalities                202 376      349 947      343 268      174 266       (5 102)     169 164      169 164
Departmental agencies and                   520 116      613 440      597 131      553 249       93 023      646 272      646 272
accounts
Public corporations and private              88 713      126 713      172 967      105 221           --      105 221      105 221
enterprises
Households                                   30 665       30 665       55 991       32 981      (11 155)      21 826       21 826
                                        ------------------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS                 419 935      419 935      405 058      388 358      141 823      530 181      345 507
                                        ------------------------------------------------------------------------------------------
Buildings and other fixed                   336 737      336 737      344 174      307 283      157 746      465 029      280 355
structures
Machinery and equipment                      70 506       70 506       49 454       52 754         (823)      51 931       51 931
Cultivated assets                                --           --           90           --           25           25           25
Software and intangible assets               11 401       11 401       11 340       28 321      (15 125)      13 196       13 196
Land and subsoil assets                       1 291        1 291           --           --           --           --           --
                                        ------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     3 302 144    3 903 843    3 857 677    3 557 412      465 100    4 022 512    3 758 912
----------------------------------------------------------------------------------------------------------------------------------

TABLE 34.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF EMPLOYEES

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                    AUDITED OUTCOME          APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATES
                                        ------------------------------------------------------------------------------------------
                                            2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

A. PERMANENT AND FULL-TIME CONTRACT EMPLOYEES

Compensation (R thousand)                 1 013 094      997 284    1 012 673    1 223 901    1 155 717    1 208 920    1 306 494
Unit cost (R thousand)                          103          101          103          165          155          163          177
Compensation as % of total                     98.9%        98.9%        98.7%        98.1%        97.9%        97.9%        98.0%
Personnel numbers (head count)                9 843        9 843        9 843        7 399        7 469        7 399        7 399

B. PART-TIME AND TEMPORARY CONTRACT EMPLOYEES

Compensation (R thousand)                    10 781       11 524       12 751       21 343       22 410       23 530       24 707
Unit cost (R thousand)                          102           87           75           74           77           81           85
Compensation as % of total                      1.1%         1.1%         1.2%         1.7%         1.9%         1.9%         1.9%
Personnel numbers (head count)                  106          133          171          290          290          290          290
----------------------------------------------------------------------------------------------------------------------------------

                                                                             867

2006 Estimates of National Expenditure

TABLE 34.B SUMMARY OF PERSONNEL NUMBERS AND COMPENSATION OF
EMPLOYEES (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATES
                                        ------------------------------------------------------------------------------------------
                                            2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

C. INTERNS
Compensation of interns (R                       --           --        1 012        1 981        2 142        2 249        2 362
thousand)
Unit cost (R thousand)                                                     25           55           54           56           59
Number of interns                                --           --           40           36           40           40           40
----------------------------------------------------------------------------------------------------------------------------------
TOTAL FOR DEPARTMENT
COMPENSATION (R THOUSAND)                 1 023 875    1 008 808    1 026 436    1 247 225    1 180 269    1 234 699    1 333 563
UNIT COST (R THOUSAND)                          103          101          102          161          151          160          173
PERSONNEL NUMBERS (HEAD                       9 949        9 976       10 054        7 725        7 799        7 729        7 729
COUNT)
----------------------------------------------------------------------------------------------------------------------------------
D. LEARNERSHIPS
Payments for learnerships (R                     --           --           --        2 900        3 043        3 197        3 357
thousand) (G&S)
Number of learnerships (head                     --           --           --          189          189          189          189
count)
----------------------------------------------------------------------------------------------------------------------------------

TABLE 34.C SUMMARY OF EXPENDITURE ON TRAINING

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATES
                                        ------------------------------------------------------------------------------------------
                                            2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

TRAINING AND STAFF DEVELOPMENT
Expenditure (R thousand)                     35 583       38 272       32 942       34 917       37 012       38 863       40 805
Number of employees trained                   2 737        2 834        2 195        2 181        2 220        2 280        2 350
(head count)
BURSARIES (EMPLOYEES)
Expenditure (R thousand)                      2 568        4 224        2 071        4 080        4 200        4 500        4 500
Number of employees (head                     2 568        4 224        2 071        4 080        4 200        4 550        4 500
count)
BURSARIES (NON EMPLOYEES)
Expenditure (R thousand)                         --          765          990        1 650        2 800        3 100        3 450
Number of individuals (head                      --           17           19           30           50           50           50
count)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                        38 151       43 261       36 003       40 647       44 012       46 463       48 755
NUMBER OF EMPLOYEES                           5 305        7 075        4 285        6 291        6 470        6 880        6 900
----------------------------------------------------------------------------------------------------------------------------------

TABLE 34.D SUMMARY OF CONDITIONAL GRANTS TO PROVINCES AND LOCAL
GOVERNMENT (MUNICIPALITIES)(1)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  ADJUSTED
                                                  AUDITED OUTCOME            APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

CONDITIONAL GRANTS TO LOCAL GOVERNMENT (MUNICIPALITIES)

3. WATER SERVICES

Water Services Operating Subsidy Grant       43 412      272 618      133 260      164 512      500 000      550 000      600 000
Implementation of Water Services            999 099    1 021 882      207 885           --           --           --           --
Projects Grant

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     1 042 511    1 294 500      341 145      164 512      500 000      550 000      600 000
----------------------------------------------------------------------------------------------------------------------------------

(1)   Detail provided in the Division of Revenue Act (2006).

                                             Vote 34: Water Affairs and Forestry

TABLE 34.E SUMMARY OF OFFICIAL DEVELOPMENT ASSISTANCE EXPENDITURE

----------------------------------------------------------------------------------------------------------------------------------
DONOR               PROJECT        CASH/                                         ADJUSTED
                                   KIND           AUDITED OUTCOME           APPROPRIATION       MEDIUM-TERM EXPENDITURE ESTIMATE
                                          ----------------------------------------------------------------------------------------
R thousand                                  2002/03    2003/04    2004/05         2005/06      2006/07      2007/08       2008/09
----------------------------------------------------------------------------------------------------------------------------------

LOCAL
Hermanus                           Cash       1 285         --         --              --           --           --            --
Municipality
FOREIGN
China           Pipes and          Kind          --     97 500     65 000              --           --           --            --
                water meters
                grant
Denmark         Community          Cash       1 664         --         --              --           --           --            --
                water supply
                and sanitation
European        Water and          Cash     267 386    249 000    211 500         152 000       40 000           --            --
Union           sanitation
                services
Finland         Working for        Cash         835         --         --              --           --           --            --
                Water
France          Community          Cash          97        500        600              --           --           --            --
                water supply
                and sanitation
Ireland         Water and          Cash      10 564     31 000     33 300          24 800       24 800           --            --
                sanitation
                programme
The             Community          Cash      22 723     13 900      4 400              --           --           --            --
Netherlands     water supply
                and sanitation
Norway          Sustainable        Cash       4 431     13 000      6 000              --           --           --            --
                development of
                groundwater
                resources
Republic of     Community          Cash          --         --         --              --           --           --            --
China           forestry
United          Water services     Cash         386      3 704      2 500              --           --           --            --
Kingdom         (Masimbamban
                e programme)
Flanders        Water and          Cash          --         --      4 800           3 600        3 600           --            --
                sanitation for
                deep rural
                areas of
                Sekhukhune
UNESCO          Total              Kind          --     10 000      1 000              --           --           --            --
                assistance with
                capacity
                building
Japan           Rural water        Kind          --     50 000     40 000              --           --           --            --
                supply
United          Making forestry    Kind          --     20 200     10 000              --           --           --            --
Kingdom         markets
United          Corporate          Kind          --        553      7 128           3 360        2 780           --            --
Kingdom         institutional
                transformation
United          Support to         Kind          --        714      8 424           6 192        2 604           --            --
Kingdom         water services
United          Support to         Kind          --      2 832     13 476           6 756        7 188           --            --
Kingdom         water
                resources
                management
United          Strenthening       Kind          --     20 200     16 000           2 000        4 000        3 200            --
Kingdom         Chief
                Directorate
                Forestry
Denmark         Urban              Cash          --         --         --          10 000       10 000       10 000            --
                Enviromental
                Programme
                (water
                Component)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       309 371    513 103    424 128         208 708       94 972       13 200            --
----------------------------------------------------------------------------------------------------------------------------------

                                                                             869

2006 Estimates of National Expenditure

TABLE 34.F SUMMARY OF EXPENDITURE ON INFRASTRUCTURE

----------------------------------------------------------------------------------------------------------------------------------
DESCRIPTION                   SERVICE DELIVERY OUTPUTS                            ADJUSTED
                                                   AUDITED OUTCOME           APPROPRIATION     MEDIUM-TERM EXPENDITURE ESTIMATE
                                        ------------------------------------------------------------------------------------------
R thousand                                  2002/03      2003/04      2004/05      2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

MEGA INFRASTRUCTURE PROJECTS AND PROGRAMMES (OVER R250 MILLION)
Nandoni Water Treatment                          --        4 000       59 674      102 515      121 610      112 619       99 350
Works & Distribution
Olifants River Water                             --           --           --       32 303      300 000      200 000      200 000
Resource Development
Project
Nwamitwa Dam                                     --           --           --           --       47 000      125 000      125 000
Dam Safety                                    7 362        4 400       23 475       25 230      150 000      350 000      350 000

OTHER LARGE INFRASTRUCTURE PROJECTS (OVER R20 MILLION)
Nandoni Dam                                 103 502      135 861       83 548       26 080        5 000        2 000           --
Inyaka Pumpstation                               --        5 874        9 300        2 100           --           --           --
Inyaka WTW Ph 11                                 --           --           --       24 000       30 000       31 500       33 500
Hluhluwe Ph 111                                  --           --           --       27 500       27 000       28 500       30 500
Xikundu                                      39 002       30 620       23 145        3 000           --           --           --
Banhoek Weir                                     --           --           --       10 000       15 000       16 500           --
Vioolsdrift Dam                                  --           --           --           --           --           --       16 000
Zalu Dam                                         --           --           --           --           --       16 000       28 000
Clan William Dam Raising                         --           --           --           --           --       24 000       64 000
Middle Letaba Augmentation                       --           --           --           --           --           --       22 000
Implementation Of Water                     509 579      291 124       52 510       64 217           --           --           --
Services Projects

GROUPS OF SMALL PROJECTS OR PROGRAMMES
Head Office Management                        3 093        3 980        4 402        5 000        5 300        5 618        5 955
Completion of works                             900          900          900          900       47 900       16 200          900
Workshop Pretoria West                        2 285        2 350        2 500        2 650        2 809        2 980        3 170
Geotech Services                              1 842        1 879        2 140        2 140        2 250        2 380        2 530
Drilling Services                             2 097        2 153        2 300        2 440        2 580        2 740        2 920
Central Construction                             --          500        1 000        1 000        1 000        1 000        1 000
Workshop
Capital                                          --        2 500        2 500        2 750        2 862        3 033        3 230
Augmentation
Water Services Projects                   1 126 846      917 746      217 323      138 678           --           --           --

INFRASTRUCTURE TRANSFERS TO OTHER SPHERES, AGENCIES AND DEPARTMENTS
Implemantation of Water                     164 462      537 862           --           --           --           --           --
Services Projects

FIXED INSTALLATIONS TRANSFERRED TO HOUSEHOLDS
Sanitation Projects                          63 788      307 819       25 855       35 169       42 011           --           --

MAINTENANCE ON INFRASTRUCTURE (CAPITAL)
Water Services                                   --       58 062       90 000      120 000           --           --           --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     2 024 758    2 307 630      600 572      627 672      802 322      940 070      988 055
----------------------------------------------------------------------------------------------------------------------------------

TABLE 34.G SUMMARY OF DEPARTMENTAL PUBLIC-PRIVATE PARTNERSHIP PROJECTS

----------------------------------------------------------------------------------------------------------------------------------
                                                                                    BUDGET
                                                                      TOTAL    EXPENDITURE     MEDIUM-TERM EXPENDITURE ESTIMATE
                                                                    COST OF   ----------------------------------------------------
R thousand                                                          PROJECT        2005/06      2006/07      2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------------------

PROJECTS SIGNED IN TERMS OF TREASURY REGULATION 16                       --      4 375 986    3 473 986   29 403 174   31 990 652
                                                                ------------------------------------------------------------------
PPP unitary charge                                                       --             --           --   26 730 158   29 082 411
Revenue generated (if applicable)                                        --      4 375 986    3 473 986           --           --
Project monitoring cost                                                  --             --           --    2 673 016    2 908 241
                                                                ------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                    --      4 375 986    3 473 986   29 403 174   31 990 652
----------------------------------------------------------------------------------------------------------------------------------

(1).  Only projects that have received Treasury Approval: 1

                                                                        ANNEXURE

DEFINITIONS OF ECONOMIC REPORTING
FORMAT

This section starts with the budget tables and definitions for receipts, followed by the tables and definitions for payments.

TABLES FOR RECEIPTS

Format of detailed receipts table
--------------------------------------------------------------------------------
ECONOMIC CLASSIFICATION OF RECEIPTS
--------------------------------------------------------------------------------
Tax receipts
Sales of goods and services other than capital assets
      Sales of goods and services produced by department (excl.capital assets)
         Sales by market establishments
         Administrative fees
         Other sales
           Of which: Specify at least 4 items
      Sales of scrap, waste and other used current goods (excl.capital assets)
Transfers received
From: Other governmental units
      Universities and technikons
      Foreign governments
      International organisations
      Public corporations and private enterprises
      Households and non-profit institutions
Fines, penalties and forfeits
Interest, dividends and rent on land
      Interest
      Dividends
      Rent on land
Sales of capital assets
      Land and subsoil assets
      Other capital assets
Financial transactions in assets and liabilities
--------------------------------------------------------------------------------
TOTAL RECEIPTS
--------------------------------------------------------------------------------

DEFINITIONS FOR RECEIPTS

TAX RECEIPTS

A tax receipt is defined as compulsory, unrequited revenue collected by government units. Taxes are compulsory because the other party is required by statutory provision to pay taxes in certain circumstances and under certain conditions. Taxes are unrequited in the sense that government does not provide anything directly in return to the party making the tax payment.

Not all compulsory, unrequited receipts are recorded as taxes. Fines, penalties and forfeits are also compulsory, unrequited receipts, but they are recorded separately from taxes. There are also other unrequited receipts collected by government that are not considered taxes, namely transfers

                                                                             871

2006 Estimates of National Expenditure

received. Taxes are distinguished from transfers received because taxes are compulsory and transfers received are voluntary.

Distinguishing tax from sales revenue

Taxes must also be distinguished from the sales of certain administrative and regulatory services provided by government. It is not always easy to draw the exact line between some tax categories and these sales. To establish whether a specific item constitutes tax or sales revenue, it is necessary to ascertain whether or not the government unit provides anything in return. It is also necessary to establish whether the amount received is reasonable and in proportion to the cost of producing the service.

If the government unit provides something in return and the amount is in proportion to the cost of producing the service, the item is classified as sales of goods and services produced by government (excluding capital assets). It is then a sale of a service, not a tax receipt. The type of service that government provides is often regulatory. For example, government may verify the competence of the licence holder or the safe functioning of the equipment used. Trading, game and fishing licences as well as passport fees, identity document fees and exam fees fall under this category.

But revenue is classified as a tax receipt if government has not provided a service in return for the payment directly to the payee, or if the fee/licence received is disproportionate to the cost of rendering the service. This is the case with casino taxes, horse racing taxes, liquor licences and motor vehicle licences. Other examples of taxes are sales taxes, excise taxes, business licences, import duties, income taxes and capital gains taxes.

SALES OF GOODS AND SERVICES PRODUCED BY DEPARTMENT (EXCLUDING CAPITAL ASSETS)

This category consists of sales by government units provided that the government has produced the good or service. It is important to note that sales of capital assets are never included under this category, but under sales of capital assets. Thus, sales of capital assets are excluded from this category, even if they have been produced by a government unit. Capital assets are goods that can be used continuously or repeatedly in production for at least one year and that cost more than R5,000 when originally purchased. Examples of capital assets are buildings, old vehicles, used machinery, etc.

Revenue from ownership of buildings and fixed structures - rentals - is considered sales of goods and services produced by government (excluding capital assets), even though a sale of a building or fixed structure is recorded under sales of capital assets. This is because revenue from ownership of buildings implies the provision of a service in the form of maintenance and repair. In contrast, revenue from ownership of land is more passive, and is therefore not considered a sale. Thus, revenue from ownership of buildings is distinguished from revenue from ownership of land and sub-soil assets; the latter is classified as rent of land, which is a separate revenue category (defined below). If it is impossible to split revenue earned from ownership of land from that earned from the fixed structures on it, the transaction is recorded as sales, and not rent of land.

There are three main components of sales of goods and services produced by government (excluding capital assets):

Sales by market establishments

When government units sell goods or services at market-related prices the transaction is recorded here. For example, if a government unit provides rental services by making a building or a flat available to another party, the transaction should be recorded here. However, the fee charged must be in line with prices in the private rental market. Provision of hospital services at market-related prices is also recorded here, as well as sales of any other goods or services at market prices.

                                                                        Annexure

Administrative fees

This item consists of revenue collected for sales of regulatory or administrative services, and is sometimes referred to as licence fees. In this category, government must exercise some sort of regulatory or administrative function. For example, it may verify the competence of the licence holder or the safe functioning of the equipment used. It is important to note that if the amount collected is not in proportion to the cost of producing the service, the item is not recorded here but under tax receipts. (Taxes are defined above.)

Administrative fees collected are considered sales by government. Examples are trading, game and fishing licences as well as passport fees, identity document fees and exam fees.

Other sales

This item includes revenue from the sale of all other goods and services produced or partially produced by a government unit. To be part of this category, the fee charged must be below prices prevailing in the private market.
Examples are rentals of buildings and machinery, as well as non-market related hospital, university, park and museum fees. Sales of seeds and livestock produced by government units are considered other sales. Sales of items purchased from another economic unit and then resold are also included under this item; an example would be a postcard sold by a museum.

SALES OF SCRAP, WASTE, ARMS AND OTHER USED CURRENT GOODS (EXCLUDING CAPITAL
ASSETS)

This item includes sales of all used goods that are not considered capital assets and not produced by government, for example, paper sold for recycling, scrap material sold, used arms sold by the Department of Defence. This category therefore includes the sale of all goods that can be used continuously or repeatedly in production for at least one year but that cost less than R5,000 when originally purchased. Examples are small tools and used calculators.

TRANSFERS RECEIVED

This item consists of all unrequited, voluntary receipts from other parties.
Thus, an entry is made under this item when government does not provide anything directly in return for the transfer from the other party and the transfer is voluntary.

Both current and capital transfers are included in this item. An example of a capital transfer is a cash receipt, which the government unit is required to use toward the acquisition of a capital asset. All other transfers are current, for example, donations and grants, which the government is not obliged to use to acquire capital assets.

Government units distinguishes between the following transfer categories:

o     Transfers received from other governmental units (including government-owned hospitals, clinics and other entities engaged in providing health services, as well as government-owned development organisations, but excluding universities and technikons). Provinces make entries under this category to reflect transfers received from national government;

o     Transfers received from universities and technikons;

o     Transfers received from foreign governments;

o     Transfers received from international organisations;

o     Transfers received from public corporations and private enterprises;

o     Transfers received from households and non-profit institutions (including privately owned educational institutions).

                                                                             873

2006 Estimates of National Expenditure

FINES, PENALTIES AND FORFEITS

This item consists of all compulsory receipts imposed by a court or quasi-judicial body. Out-of-court settlements are also included in this category. As with taxes, this item consists of unrequited, compulsory transactions. Thus, the recipient government unit does not provide anything in return for these receipts.

INTEREST, DIVIDENDS AND RENT ON LAND

Interest

This item consists of the revenue associated with ownership of interest-bearing financial instruments, such as bank deposits, loans extended to others, and bills and bonds issued by others.

Dividends

This item consists of the revenue associated with ownership of the capital or part of the capital of a productive unit, for example a state-owned enterprise.
Dividends come in the form of revenue from shares and distribution of profits to the owner. Gains/losses associated with valuation changes is not included in the amount reported under this item.

Rent on land

This item consists of the revenue due to ownership of land. If it is not possible to distinguish revenue due to ownership of land from revenue due to the fixed structures on it, the whole amount is recorded under sales of goods and services produced by government (excluding capital assets).

This item also includes all revenue due to ownership of sub-soil assets and other commercially exploitable naturally occurring assets such as virgin forests, game and fisheries.

SALES OF CAPITAL ASSETS

This item has two components:

Land and subsoil assets

Land excludes fixed structures on it. However, if it is not possible to separate the land from the structures, the combined value of the sale is recorded under other capital assets.

The category, subsoil assets, consists of all assets found in subsoil, for example proven reserves of oil, minerals and ores.

Other capital assets

This item consists of the sale of goods that can be used continuously or repeatedly in production for at least one year and from which future economic benefits or service potential are expected to flow. Examples are buildings, bridges, roads, machinery, vehicles, software and cultivated assets. Breeding cattle, dairy cattle, wool-producing animals as well as trees and shrubs used for production of fruit and nuts are examples of cultivated assets. Slaughter animals are not cultivated assets, because they can only be used once.

Sales of goods worth less than R5,000 when originally purchased, such as small tools, are not included under sales of capital assets. These sales are classified under sales of scrap, waste, arms and other used goods (excluding capital assets) unless a government unit has produced them, in which case they are recorded under sales of goods and services produced by department (excluding capital assets).

                                                                        Annexure

More details on the capital asset categories are included in the section defining payments for capital assets.

FINANCIAL TRANSACTIONS IN ASSETS AND LIABILITIES

It is necessary to provide for receipts associated with certain transactions in financial assets and liabilities. Most financial transactions are not considered revenue items, but in some cases these items are included as revenue, due to the fact that the South African Government is currently using the cash basis of accounting. This item is mainly used for recording repayment of loans and advances previously extended to employees and public corporations and stale cheques cancelled from previous accounting periods.

TABLES FOR PAYMENTS

FORMAT OF DETAILED PAYMENTS TABLE
--------------------------------------------------------------------------------
ECONOMIC CLASSIFICATION OF PAYMENTS
--------------------------------------------------------------------------------
CURRENT PAYMENTS
  Compensation of employees
    Salaries and wages
    Social contributions
  Goods and services
    Of which :  Specify at least 4 items
  Interest and rent on land
    Interest
    Rent on land
  Financial transactions in assets and liabilities

--------------------------------------------------------------------------------
ECONOMIC CLASSIFICATION OF PAYMENTS
--------------------------------------------------------------------------------
TRANSFERS AND SUBSIDIES(1)
To : Provinces and municipalities
       Provinces(2)
         Provincial Revenue Funds
         Provincial agencies and funds
       Municipalities(3)
         Municipalities
         Municipal agencies and funds
     Departmental agencies and accounts(4)
       Social security funds
       Provide list of entities receiving transfers (grouped in categories, e.g.
regulatory, etc)
     Universities and technikons
     Public corporations and private enterprises (5)
       Public corporations
         Subsidies on production
         Other transfers
       Private enterprises
         Subsidies on production
         Other transfers
     Foreign governments and international organisations
     Non-profit institutions
     Households
       Social benefits
       Other transfers to households

                                                                             875

2006 Estimates of National Expenditure

--------------------------------------------------------------------------------
ECONOMIC CLASSIFICATION OF PAYMENTS (CONTINUED)
--------------------------------------------------------------------------------
PAYMENTS FOR CAPITAL ASSETS(6)
     Buildings and other fixed structures
            Buildings
            Other fixed structures
     Machinery and equipment
            Transport equipment
            Other machinery and equipment
     Cultivated assets
     Software and other intangible assets
     Land and Sub-soil assets
--------------------------------------------------------------------------------
 TOTAL PAYMENTS
--------------------------------------------------------------------------------
         6. Of which CAPITALISED COMPENSATION
--------------------------------------------------------------------------------

1.    Details of capital transfers to be included in a note to the budget statement.

2.    Includes all grants to provinces and grants from national departments to provincial entities.

3.    Includes all grants to local government and grants from national departments to local government entities.

4.    This only includes agencies of the sphere of government reported on, grouped into various categories, e.g. regulatory, SETAs, etc. - No business entities included here.

5.    Category exclusively for business oriented entities.

DEFINITIONS FOR CURRENT PAYMENTS

COMPENSATION OF EMPLOYEES

Government units distinguish between two components of gross remuneration:
Salaries and wages; and social contributions.

Salaries and wages

This item includes most payments to government employees, except social contributions (defined below) and payments to government employees working on capital projects. The latter payments are classified as capitalised payments
(see below under payments for capital assets).

THE ITEM, SALARIES AND WAGES, INCLUDES:

o     Salaries or wages payable at regular weekly, monthly or other intervals.
      Remuneration to staff members employed on a contractual basis is also included, provided that these staff members are paid at regular intervals and that they are listed on the government payroll;

o     Supplementary allowances payable regularly, such as housing allowances or allowances to cover the costs of travel to and from work;

o     Salaries or wages payable to employees away from work for short periods, for example, on holiday;

o     Ad hoc bonuses or other exceptional payments made, for example, under incentive schemes.

THE ITEM, salaries AND wages, DOES NOT INCLUDE:

o     Reimbursements of expenses incurred by employees on tools, equipment, uniforms and other items that are needed to enable them to carry out their work;

o     Reimbursement of expenses incurred by employees when they take up new jobs or are required by their employers to move their homes, for example, travel and moving expense;

o     Payments for travel and subsistence while on government duty away from duty station. Per diem and out-of-town allowances fall under this category;

                                                                        Annexure

o     Purchases of services provided by people who are not government employees, for example, consultants, architects and occasional workers;

o     Social benefits to employees. These can be in the form of allowances made for accidental injury, severance and incapacity pay. Allowances to employees' dependants are also considered social benefits.

Expense under the first four of these five categories is classified as goods and services. Expense under the last category is classified as transfers to households, social benefits.

Compensation of employees does not include payments to people who are not government employees, such transactions constitute purchases of services, and are recorded under goods and services. Examples of such people are consultants, architects, engineers and occasional workers, not on the government's payroll.

Social contributions

This item is the second component of the broad category compensation of employees. The item includes the government's contribution to social insurance schemes paid on behalf of employees. Examples of social insurance schemes are social security funds, unemployment insurance funds, pension and provident funds, as well as medical aid schemes.

GOODS AND SERVICES

This item includes payments for all goods and services used by a government unit, excluding purchases of capital assets(1). Purchases of capital assets fall under payments for capital assets. Payments for goods and services, to be used as input into a capital project executed by government, are also excluded from goods and services. Such payments are classified as capitalised payments and are explained in more detail below under the heading payments for capital assets. It also deserves mention that all goods to be used by a government unit and costing less than R5,000 are included here, provided that they are not intended for use as input in a capital project.

Goods that are purchased for resale are also classified as goods and services.

Presently, goods that are purchased by government but later transferred in kind to employees or other units are recorded as part of goods and services. This is due to the fact that South Africa is still using cash accounting. Once accrual transactions are recognised, these types of transactions will be recorded as compensation of employees or in the appropriate transfer category.

The item, goods and services includes the following:

Goods to be included in goods and services are for example petrol, small tools and equipment, and electricity. In addition, goods purchased for resale fall under this category, such as postcards to be resold by government-owned museums.
Examples of services to be included are hotels, restaurants, banking, business services, and staff training, as well as rental of equipment and vehicles.

Payments for rent of land are not included in goods and services. However, if it is impossible to distinguish between the rent of land and rental of the fixed structures erected thereupon, the whole amount, including the payment for use of land, is included in goods and services.

_________________________________

(1)   Capital assets are defined either as a) goods that can be used continuously or repeatedly in production for at least a year and from which future economic benefits or service potential are expected to flow to the owner of the asset or b) land and sub-soil assets - see below under payments for capital assets.

                                                                             877

2006 Estimates of National Expenditure

The item, goods and services, includes all payments for services purchased.
Thus, if a department uses another unit or agency (within or outside government)
to carry out a service directly on its behalf, the payment is classified as goods and services. For example, if a department pays the CSIR to carry out vehicle inspections for which the department is responsible, the transaction is recorded as goods or services.

This year the National Treasury has provided the detail of goods and services in the tables of the ENE and these include:

Consultants and contractors: this refers to external skills purchased by departments, for services, which maybe non-core activities e.g. cleaning, or is of a once-off nature e.g. market research.

Travel and subsistence: this refers to the reimbursement of travel within or outside South Africa for business purposes and subsistence for food and drink where the employee is required to stay at a location other than his permanent residence for one night or more within or outside of South Africa.

Communication: this refers to costs incurred for communication through a variety of communication mediums, including the transfer of data through electronic media.

Inventory: these are assets in the form of materials/supplies to be consumed in the production process, held for sale or distribution in the ordinary course of operations or in the process of production.

Computer services: payments made for computer services provided by SITA or an external service provider.

Public transport: transport available to the public usually running at scheduled times, routes and at fixed tariffs. Examples include road, rail and air transport.

Rent: Offices: amounts paid for the use of an office building to the owner thereof.

Rent: Residences: amounts paid to the owner of a residence for the use thereof by employees either in South Africa or in a foreign country.

Departmental entertainment: costs in providing hospitality of any kind, including costs of providing or supplying food, drink or accommodation or any ticket or voucher entitling any person to admission to any theatre, exhibition or club or to attend any show, display or performance.

Government garage: a motor vehicle obtained from the government garage with or without a driver.

Transport contractors: cost incurred in providing transport directly relating to the service delivered by the department.

Maintenance and repairs: costs incurred for maintaining, repairing and day-to-day running of capital equipment. Transactions allocated to this item are applicable only if the maintenance and repair does not extend the useful life of the asset and result in future cash inflows into the organisation.

Rental and leases: this is a productive activity that involves renting capital assets for terms less than the expected service lives of the assets. It is a form of production in which the lessor normally has the use of capital equipment
/ an asset in exchange for the rental / lease payments.

Audit fees: external: this item includes payments made to the Office of the
Auditor-General. Any other services procured from Registered Accountants and
Auditors will be allocated to "Consultants and contractors".

                                                                        Annexure

Training and staff development: amounts paid to outside professionals to provide training to the employees of a department.

Printing and publications: cost incurred for printing documents for wide distribution inside or outside an agency e.g. annual reports, brochures, pamphlets, posters, books, excluding maintenance of equipment used, paper and ink and for advertising purposes.

Venues and facilities: include the cost incurred from using venues and/or facilities not available within the normal business premises of the department,
e.g. sport facilities for the disabled, cultural exhibitions, training and functions.

Medical services: this category consists of services provided by general medical clinics, general medical practitioners and specialised medical services.

Protective, special clothing and uniforms: clothing acquired for use by employees in the performance of their duties and would include overalls and clothing worn by nurses, correctional services employees, and traffic cops.

Witness and related fees: amounts paid to individuals for their testimony in a court of law.

Professional bodies and membership fees: where government officials are required to pay fees to an independent institution in order to fulfil the role as required by their employment contract or the position they have been appointed
in.

INTEREST AND RENT ON LAND

Interest

This item includes the total value of interest payments. These are payments associated with debt, for example interest on borrowing and overdraft facilities. Interest payments on bills and bonds issued by government units are included here. Where possible, interest paid on overdue accounts is also included under this item.

Rent on land

This item includes the total value of payments due to use of land owned by another party, including other government units. If possible, payments associated with use of land are distinguished from payments due to use of buildings or other fixed structures. Payments associated with use of land are recorded here, but payments associated with use of buildings and other fixed structures are classified as goods and services.

Sometimes it is not possible to distinguish between payment for the use of land and the fixed structures on it. If a clear distinction is not possible, the whole amount is recorded under goods and services.

FINANCIAL TRANSACTIONS IN ASSETS AND LIABILITIES

It is necessary to provide for payments associated with certain financial transactions in assets and liabilities. This item consists mainly of transactions that create or increase a debtor's outstanding account. Examples are lending to employees and public corporations for policy purposes, meaning that these transactions are treated as expense items. The reason for expensing this payment rather than treating it with other financial transactions is that, unlike other financial transactions, the purpose is not market-oriented.

                                                                             879

2006 Estimates of National Expenditure

DEFINITIONS FOR TRANSFERS AND SUBSIDIES

Transfers and subsidies include all unrequited payments made by the government unit. A payment is unrequited provided that the government unit does not receive anything directly in return for the transfer to the other party.

Both current and capital transfers are included in this item. The main reason for including both current and capital transfers under the same heading is that in practice it is often difficult to differentiate between these two categories.
In addition, both have the same effect on net worth of government. Capital transfers are accounted for as a note to the budget statement.

Examples of current transfers are social security benefits paid to households, fines, penalties, compulsory fees and compensation for injuries or damages paid to another unit.

Government units need to distinguish between the following transfer categories:

o     Transfers to provinces (including the Provincial Revenue Fund;
      provincially owned entities, like hospitals, clinics and other entities engaged in providing health services; as well as provincially owned development organisations, but excluding universities and technikons)

o     Transfers to municipalities (including development organisations owned by municipalities and other municipal entities)

o     Transfers to departmental agencies and accounts (including national public entities listed in the PFMA, such as social security funds, unemployment insurance funds and other funds and accounts)

o     Transfers to universities and technikons

o     Transfers to public corporations and private enterprises:

      -     Subsidies on production

      -     Other transfers to public corporations and private enterprises

o     Transfers to foreign governments and international organisations

o     Transfers to non-profit institutions (including privately owned educational institutions)

o     Transfers to households:

      -     Social benefits

      -     Other transfers to households.

All these transfer categories are self-explanatory, except subsidies on production, other transfers to public corporations and private enterprises, social benefits, and other transfers to households, which are explained in more detail below.

Subsidies on production

Subsidies on production comprise all current, unrequited payments to businesses
- both government and privately owned - on the basis of their level of production or quantity, or values of products produced, sold, imported or exported. Subsidies influence the level of production and / or pricing policies of the recipient. To be classified as a subsidy on production, the transfer must be current.

Subsidies can be payable on specific products or on production in general. A subsidy on a product is a subsidy payable per unit of a good or service. The subsidy may be a specific amount of money per unit of quantity of a good or service, or it may be calculated ad valorem as a specified percentage of the price per unit. A subsidy may also be calculated as the difference between a specified target price and the market price actually paid by a buyer. A subsidy on a product usually becomes payable when the good or service is produced, sold, exported, or imported. But it may also be payable in other circumstances, such as when a good is transferred, leased, delivered, or used for own consumption or own capital formation.

                                                                        Annexure

Subsidies on production consist of subsidies that enterprises receive for engaging in production but that are not related to specific products. Included are subsidies on payroll or workforce, which are payable on the total wage or salary bill, the size of the total workforce, or the employment of particular types of person; subsidies to reduce pollution; and payments of interest on behalf of corporations.

Subsidies also include transfers to public corporations to compensate for losses they incur on their productive activities as a result of charging prices that are lower than their average costs of production because of deliberate government economic and social policy. If such losses have been accumulated over two or more years, however, the transfer is considered of a capital nature and classified as other transfers to public corporations and private enterprises.

Other transfers to public corporations and private enterprises

Other transfers to public corporations and private enterprises consist of all capital transfers and those current transfers whose purpose is not to subsidise production. Most of these transfers are capital transfers. Examples of this category include payments to corporations and enterprises to finance purchases of capital assets, to compensate them for damages to capital assets, and to cover large operating deficits accumulated for at least two years.

Social benefits

Social benefits are current transfers to households, but not all transfers to households are included under this category. Included are the transfers made to households to protect them against events that may adversely affect their social welfare. Examples include the child support grant; old age grants, payments for medical, convalescent and dental care and home care. Social benefits also encompass the cost to provide free housing and housing below market prices.
Employer social benefits are social benefits provided by government units to their employees such as the payment of severance allowances in the event of redundancy.

Other transfers to households

Other transfers to households consist of all other transfers to households, including capital transfers to households. This category also includes payments of bursaries (but excluding bursaries to government employees, which are recorded under goods and services), fines and penalties paid to households. It also includes compensation for injuries and damages caused by natural disasters or government units if paid to households.

DEFINITIONS FOR PAYMENTS FOR CAPITAL ASSETS

Capital assets comprise five main categories:

o     Buildings and other fixed structures

o     Machinery and equipment

o     Cultivated assets

o     Software and other intangible assets

o     Land and sub-soil assets.

Expenditure on goods, such as small tools worth less than R5,000, is not included under payments for capital assets. Purchases of such goods are categorised as goods and services.

Payments on the first four main asset categories (i.e. excluding land and sub-soil assets) represent the sum of:

o     Purchases and own-account construction of new assets;

                                                                             881

2006 Estimates of National Expenditure

o     The cost of upgrading/improvements/extensions to existing capital assets;

o     The cost of improvements to land (classified as buildings or other fixed structures as the case may be);

o     The cost of ownership transfers of land, buildings and other structures
      (classified as buildings or other fixed structures as the case may be).

BUILDINGS AND OTHER FIXED STRUCTURES

This asset category is divided into two main components: buildings and other fixed structures.

Buildings

These assets are fixed structures which are inhabitable by people, animals or plants or which can be used for storage. These assets can be used continuously or repeatedly in production for at least one year.

Other fixed structures

This asset category consists of all fixed structures other than buildings. It includes roads, bridges and dams. These assets can be used continuously or repeatedly in production for at least one year.

MACHINERY AND EQUIPMENT

This asset category is also divided into two main components: transport equipment and other machinery and equipment.

Transport equipment

This asset category includes vehicles, ships, aircraft and any other asset that can be used for transportation of goods or persons. These assets can be used continuously or repeatedly in production for at least one year.

Other machinery and equipment

This asset category includes machinery, engines, motors, generators and computer hardware. These assets can be used continuously or repeatedly in production for at least one year.

CULTIVATED ASSETS

Cultivated assets are animals and plants that are used repeatedly or continuously for more than one year to produce other goods or services. Examples of animals included in this category are dairy cattle, draft animals, wool-producing animals, breeding stocks, game and animals used for transportation and entertainment. Examples of plants are trees, vines and shrubs cultivated for production of fruits, nuts, sap, resin, bark and leaf products.
Slaughter animals are not cultivated assets, because they can only be used once.

SOFTWARE AND OTHER INTANGIBLE ASSETS

This asset category includes computer software and mineral exploration, as well as any other intangible asset that can be used continuously or repeatedly in production for at least one year. (Research, staff training and market research do not constitute intangible capital assets. Payments on such items should be classified under goods and services.)

                                                                        Annexure

LAND AND SUB-SOIL ASSETS

This asset category may also be divided into two parts: land and sub-soil assets.

Land

As the name implies, land consists of land, but excludes structures on it. It also excludes improvements to land or the cost of ownership transfer of land.
Improvements to land and the cost of ownership transfer of land are recorded under buildings or other fixed structures, as the case may be. Furthermore, if it is not possible to separate the value of the land from the structures on it, the combined value of the acquisition is recorded under buildings or other fixed structures.

Sub-soil assets

Sub-soil assets consist of proven reserves of oil, minerals and ores.

CAPITALISED PAYMENTS

When government units engage in capital projects on own account, for example the
Public Works Department constructs a new road, certain payment categories are capitalised. The relevant payment categories capitalised are:

o     Compensation of employees

o     Goods and services.

These two payment categories are not capitalised unless payments are directly associated with the capital project. A capital project is defined as a project executed by the government unit to construct a new asset or
upgrade/improve/extend an existing capital asset. However, payments on current projects, namely maintenance and repair of existing capital assets, are not capitalised.

Payments to employees are not capitalised unless they work in direct association with a capital project. This is particularly relevant for employees in administration, because their salaries are often not capitalised due to the fact that they normally work not only with capital projects. Similarly, payments for goods and services are only capitalised if they are used directly as input into the capital project.

Capitalised payments should be classified under the relevant asset category, for example, buildings, other fixed structures or software and other intangible assets, as the case may be. Capitalised compensation of employees is included at the bottom of the payments table as additional information.

                                                                             883

                          ESTIMATE OF NATIONAL REVENUE

                                      2006

ISBN:         0-621-36400-2
RP:           11/2006

THE 2006 ESTIMATE OF NATIONAL REVENUE IS COMPLIED WITH THE LATEST AVAILABLE
INFORMATION FROM SARS, DEPARTMENTS AND OTHER SOURCES. SOME OF THIS INFORMATION
IS UNAUDITED OR SUBJECT TO REVISION.

TO OBTAIN ADDITIONAL COPIES OF THIS DOCUMENT, PLEASE CONTACT:

              COMMUNICATION DIRECTORATE
              NATIONAL TREASURY
              PRIVATE BAG X115
              PRETORIA
              0001
              SOUTHAFRICA
              TEL: + 27 12 315 5526
              FAX: + 27 12 315 5126
              E-MAIL: THORAYA.PANDY@TREASURY.GOV.ZA

THE DOCUMENT IS ALSO AVAILABLE ON THE INTERNET AT WWW.TREASURY.GOV.ZA

                          ESTIMATE OF NATIONAL REVENUE

                          FOR THE FINANCIAL YEAR ENDING
                                  31 MARCH 2007

                                NATIONAL TREASURY

                            REPUBLIC OF SOUTH AFRICA

                                  FEBRUARY 2006

        ESTIMATE OF REVENUE TO BE COLLECTED IN THE NATIONAL REVENUE FUND
                   FOR THE FINANCIAL YEAR ENDING 31 MARCH 2007

------------------------------------------------------------------------------------------------------------
                                         2004/05            2005/06                       2006/07
                                        --------------------------------------------------------------------
R MILLION                                ACTUAL       BUDGET       REVISED        BEFORE           AFTER
                                                     ESTIMATE     ESTIMATE    TAX PROPOSALS    TAX PROPOSALS
------------------------------------------------------------------------------------------------------------

TAX REVENUE                             354 980.3    372 774.3    417 050.0       475 913.5        456 786.0

LESS: SACU PAYMENTS(1)                  -13 327.8    -12 052.9    -14 144.9       -19 744.4        -19 744.4

NON-TAX REVENUE(2)                        6 201.9      9 148.1      8 180.0         9 320.1          9 320.1

                                        --------------------------------------------------------------------
TOTAL REVENUE                           347 854.4    369 869.5    411 085.1       465 489.2        446 361.7
============================================================================================================

Includes revenue pre-assigned by
statute(3)

    Skills development levy               4 443.3      4 908.0      5 000.0         5 600.0          5 600.0

    Universal service fund                   99.8        105.0        191.0           215.0            215.0
============================================================================================================

1.    Imposed in terms of Section 51(2) of the Customs and Excise Act, no. 91 of
      1964.

2.    Include the following:
      Departmental revenue
      Sales of assets
      Recoveries of loans and advances
      The 2005/06 Budget estimate include the budgeted proceeds from the foreign exchange amnesty of R2,4 billion

3.    Includes the following:

      Skills development levy - collected in terms of Section 3 of the Skills
      Development Levies Act, no. 9 of 1999.
      Universal service fund - collected in terms of Section 58 of the
      Telecommunications Act, no. 103 0f 1996.

                                        1

                   ESTIMATE OF REVENUE - NATIONAL REVENUE FUND
                   FOR THE FINANCIAL YEAR ENDING 31 MARCH 2007

-------------------------------------------------------------------------------------------------------------------------
                                                2004/05               2005/06                         2006/07
                                              ---------------------------------------------------------------------------
                                                ACTUAL         BUDGET         REVISED         BEFORE            AFTER
R THOUSAND                                                    ESTIMATE       ESTIMATE      TAX PROPOSALS    TAX PROPOSALS
-------------------------------------------------------------------------------------------------------------------------

TAXES ON INCOME AND PROFITS                   195 219 114    200 855 000    228 730 000      260 740 500      245 815 500
Income tax on persons
and individuals                               110 981 881    116 890 000    125 760 000      144 600 000      132 475 000
Tax on corporate income
   Companies                                   70 781 871     68 715 000     84 900 000       95 600 500       95 200 500
   Secondary tax on companies                   7 487 073      8 700 000     11 850 000       13 850 000       13 850 000
   Tax on retirement funds                      4 406 121      4 900 000      4 500 000        4 800 000        2 400 000
Other
   Interest on overdue income tax               1 562 168      1 650 000      1 720 000        1 890 000        1 890 000

TAXES ON PAYROLL AND WORKFORCE                  4 443 296      4 908 000      5 000 000        5 600 000        5 600 000
Skills development levy                         4 443 296      4 908 000      5 000 000        5 600 000        5 600 000

TAXES ON PROPERTY                               9 012 634      9 820 000     11 120 000       13 462 000        8 922 000
Estate, inheritance and gift taxes
   Donations tax                                   25 189         30 000         30 000           32 000           30 000
   Estate duty                                    506 914        540 000        590 000          650 000          612 000
Taxes on financial and capital
transactions
   Marketable securities tax                    1 365 902      1 300 000      1 800 000        2 070 000        2 070 000
   Transfer duties                              7 114 629      7 950 000      8 700 000       10 710 000        6 210 000

DOMESTIC TAXES ON GOODS AND SERVICES          131 982 800    143 091 300    152 370 000      171 537 000      171 884 500
Value-added tax                                98 157 875    105 975 000    115 000 000      132 200 000      131 200 000
Specific excise duties                         13 066 653     14 509 300     14 599 000       15 246 000       16 615 500
   Beer                                         3 963 493      4 510 000      4 450 000        4 580 000        5 022 000
   Sorghum beer and sorghum flour                  42 448         40 000         45 000           46 000           46 000
   Wine and other fermented beverages             739 748        810 000        650 000          670 000          743 000
   Mineral water                                       --             --             --               --               --
   Spirits                                      1 507 530      1 860 000      1 900 000        2 050 000        2 260 000
   Cigarettes and cigarette tobacco             5 348 515      5 897 800      6 070 000        6 340 000        6 950 000
   Pipe tobacco and cigars                        389 370        402 200        350 000          360 000          394 500
   Petroleum products                             802 312        819 300        860 000          920 000          920 000
   Revenue from neighbouring countries            273 237        170 000        274 000          280 000          280 000
Ad valorem excise duties                        1 015 184      1 190 000      1 200 000        1 362 000        1 340 000
Levies on fuel                                 19 190 431     20 650 000     20 700 000       21 800 000       21 800 000

TAXES ON SPECIFIC SEVICES                          -2 807
Levy on financial services                         -2 807             --             --               --               --

TAXES ON USE OF GOODS OR PERMISSION               555 464        767 000        871 000          929 000          929 000
TO USE GOODS OR TO PERFORM ACTVITIES
Air departure tax                                 412 176        462 000        440 000          460 000          460 000
Plastic bags levy                                  41 214         90 000         90 000           94 000           94 000
Mining leases and ownership
   Other mines                                      2 226        110 000        150 000          160 000          160 000
Other
   Universal service fund                          99 848        105 000        191 000          215 000          215 000

TAXES ON INTERNATIONAL TRADE AND               13 285 694     13 200 000     18 960 000       23 600 000       23 600 000
TRANSACTIONS
Import duties
  Customs duties                               12 888 364     13 000 000     18 600 000       23 200 000       23 200 000
  Import surcharges                                    --             --             --               --               --
Other
   Ordinary levy                                      103             --             --               --               --
   Miscellaneous customs & excise receipts        397 227        200 000        360 000          400 000          400 000
-------------------------------------------------------------------------------------------------------------------------

                                        2

                 ESTIMATE OF REVENUE - NATIONAL REVENUE FUND FOR
              THE FINANCIAL YEAR ENDING 31 MARCH 2007 -- CONTINUED

-------------------------------------------------------------------------------------------------------------------------
                                                2004/05               2005/06                         2006/07
                                              ---------------------------------------------------------------------------
                                                ACTUAL         BUDGET         REVISED         BEFORE            AFTER
R THOUSAND                                                    ESTIMATE       ESTIMATE      TAX PROPOSALS    TAX PROPOSALS
-------------------------------------------------------------------------------------------------------------------------

OTHER TAXES
Stamp duties and fees                           1 167 655        900 000        870 000          974 000          964 000

STATE MISCELLANEOUS REVENUE (SMR)                -130 927             --             --               --               --

TOTAL TAX REVENUE (GROSS)                     354 980 266    372 774 300    417 050 000      475 913 500      456 786 000

Less:
SACU PAYMENTS IN TERMS
OF CUSTOMS UNION AGREEMENTS                   -13 327 791    -12 052 901    -14 144 921      -19 744 393      -19 744 393
-------------------------------------------------------------------------------------------------------------------------
TOTAL TAX REVENUE                             341 652 475    360 721 399    402 905 079      456 169 107      437 041 607
(NET OF SACU PAYMENTS)
-------------------------------------------------------------------------------------------------------------------------
INTEREST, DIVIDENDS AND RENT ON LAND            2 923 380      3 677 601      4 713 741        5 748 998        5 748 998
Interest
   Cash balances                                  133 931        135 486        190 719          261 600          261 600
   Corporation for Public Deposits                 90 819         70 846          4 000               --               --
   Exchequer deposits                           1 504 448      1 876 000      1 731 000        1 528 000        1 528 000
   Other                                               --             --        458 272        1 742 000        1 742 000
Dividends
   ACSA                                           170 086        178 500        234 000          245 700          245 700
   Central Energy Fund                                 --        208 616             --               --               --
   Eskom                                          569 000        619 334        981 000          800 000          800 000
   Industrial Development Corporation                  --         59 602         65 000           70 000           70 000
   Operating surpluses of accounts and                 --             --             --               --               --
   enterprises
   Reserve Bank                                    73 157         80 656         76 815           80 656           80 656
   SA Broadcasting Corporation                       --            1 929          1 780            1 780            1 780
   Telkom                                         228 307        239 722        828 192          869 602          869 602
   SAFCOL                                          30 000         31 500         30 000           31 500           31 500
   Denel                                               --         10 410             --               --               --
   Other                                           15 864             --             --               --               --
Rent on land                                      107 768        165 000        112 963          118 160          118 160

SALES OF GOODS AND SERVICES                     2 059 679      1 835 000      2 345 871        2 423 475        2 423 475
Administrative fees                             1 611 604      1 340 000      1 976 602        2 037 220        2 037 220
Other sales                                       448 075        495 000        369 269          386 255          386 255

TRANSFER RECEIVED                                   3 740          4 800          5 563            5 819            5 819
   of which: foreign grants received                   --             --             --               --               --

FINES AND FORFEITURES                             387 653      2 815 000        239 732          250 760          250 760
   of which : foreign exchange                         --      2 400 000             --               --               --
   amnesty proceeds

SALES OF SCRAP, WASTE, ARMS AND OTHER             145 914        170 000        149 157          156 018          156 018
USED GOODS
-------------------------------------------------------------------------------------------------------------------------
DEPARTMENTAL REVENUE                            5 520 366      8 502 401      7 454 064        8 585 070        8 585 070
-------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT REVENUE                         347 172 841    369 223 800    410 359 143      464 754 177      445 626 677
-------------------------------------------------------------------------------------------------------------------------
FLOWS DUE TO TRANSACTIONS IN ASSETS AND           681 564        645 690        725 936          734 983          734 983
LIABILITIES
Sales of assets                                    26 187        130 000         70 008           73 229           73 229
Recoveries of loans and advances                  655 377        515 690        655 928          661 754          661 754

=========================================================================================================================
MAIN BUDGET REVENUE                           347 854 405    369 869 490    411 085 079      465 489 160      446 361 660
=========================================================================================================================

                                        3

                   ESTIMATE OF REVENUE - NATIONAL REVENUE FUND
                        SUMMARY AND MEDIUM TERM ESTIMATES

------------------------------------------------------------------------------------------------------------------------------
                                               2004/05      2005/06               2006/07                2007/08      2008/09
                                              --------------------------------------------------------------------------------
R MILLION                                      ACTUAL      REVISED         BEFORE           AFTER       MEDIUM TERM ESTIMATES
                                                           ESTIMATE     TAX PROPOSALS   TAX PROPOSALS
------------------------------------------------------------------------------------------------------------------------------

TAXES ON INCOME AND PROFITS                   195 219.1    228 730.0       260 740.5       245 815.5    272 315.0    306 560.0
   Persons and individuals                    110 981.9    125 760.0       144 600.0       132 475.0    148 850.0    169 200.0
   Companies                                   70 781.9     84 900.0        95 600.5        95 200.5    104 000.0    116 000.0
   Secondary tax on companies                   7 487.1     11 850.0        13 850.0        13 850.0     14 800.0     16 300.0
   Tax on retirement funds                      4 406.1      4 500.0         4 800.0         2 400.0      2 600.0      2 800.0
   Other                                        1 562.2      1 720.0         1 890.0         1 890.0      2 065.0      2 260.0

TAXES ON PAYROLL AND WORKFORCE                  4 443.3      5 000.0         5 600.0         5 600.0      6 150.0      6 800.0
   Skills development levy                      4 443.3      5 000.0         5 600.0         5 600.0      6 150.0      6 800.0

TAXES ON PROPERTY                               9 012.6     11 120.0        13 462.0         8 922.0     12 023.0     12 845.0
   Other                                        9 012.6     11 120.0        13 462.0         8 922.0     12 023.0     12 845.0

DOMESTIC TAXES ON GOODS AND SERVICES          131 982.8    152 370.0       171 537.0       171 884.5    184 775.6    203 366.0
   Value-added tax                             98 157.9    115 000.0       132 200.0       131 200.0    142 000.0    157 000.0
   Specific excise duties                      13 066.7     14 599.0        15 246.0        16 615.5     16 950.6     18 230.0
   Levies on fuel                              19 190.4     20 700.0        21 800.0        21 800.0     23 400.0     25 500.0
   Other levies                                 1 567.8      2 071.0         2 291.0         2 269.0      2 425.0      2 636.0

TAXES ON INTERNATIONAL TRADE
AND TRANSACTIONS                               13 285.7     18 960.0        23 600.0        23 600.0     25 420.0     27 440.0

STAMP DUTIES AND FEES                           1 167.7        870.0           974.0           964.0        986.7      1 094.5

STATE MISCELLANEOUS REVENUE (SMR)               - 130.9           --              --              --           --           --
------------------------------------------------------------------------------------------------------------------------------
TAX REVENUE (GROSS)                           354 980.3    417 050.0       475 913.5       456 786.0    501 670.3    558 105.5
------------------------------------------------------------------------------------------------------------------------------
LESS: SACU PAYMENTS                           -13 327.8    -14 144.9       -19 744.4       -19 744.4    -20 344.2    -22 450.5

OTHER REVENUE                                   6 201.9      8 180.0         9 320.1         9 320.1     10 676.9     11 436.0
Departmental revenue                            5 520.4      7 454.1         8 585.1         8 585.1      9 609.7     10 300.2
Sales of assets                                    26.2         70.0            73.2            73.2         76.5         95.8
Recoveries of loans and advances                  655.4        655.9           661.8           661.8        990.7      1 040.0
------------------------------------------------------------------------------------------------------------------------------
MAIN BUDGET REVENUE                           347 854.4    411 085.1       465 489.2       446 361.7    492 003.0    547 091.0
------------------------------------------------------------------------------------------------------------------------------
Current revenue                               347 172.8    410 359.1       464 754.2       445 626.7    490 935.8    545 955.2
   Direct taxes                               200 194.5    234 350.0       267 022.5       252 057.5    279 198.0    314 155.0
   Indirect taxes                             154 916.7    182 700.0       208 891.0       204 728.5    222 472.3    243 950.5
   State miscellaneous revenue (SMR)            - 130.9           --              --              --           --           --
   Departmental revenue & grants received       5 520.4      7 454.1         8 585.1         8 585.1      9 609.7     10 300.2
Less: SACU payments                           -13 327.8    -14 144.9       -19 744.4       -19 744.4    -20 344.2    -22 450.5
Sales of assets                                    26.2         70.0            73.2            73.2         76.5         95.8
Recoveries of loans and advances                  655.4        655.9           661.8           661.8        990.7      1 040.0
------------------------------------------------------------------------------------------------------------------------------

                                        4

                            REPUBLIC OF SOUTH AFRICA

                                 ---------------

                            DIVISION OF REVENUE BILL

                                 ---------------

          (As introduced in the National Assembly as a section 76 Bill)
               (The English text is the official text of the Bill)

                                 ---------------

                              (MINISTER OF FINANCE)

                                      BILL

TO PROVIDE FOR THE EQUITABLE DIVISION OF REVENUE ANTICIPATED TO BE RAISED
NATIONALLY AMONG THE NATIONAL, PROVINCIAL AND LOCAL SPHERES OF GOVERNMENT FOR
THE 2006/07 FINANCIAL YEAR AND THE RESPONSIBILITIES OF ALL THREE SPHERES
PURSUANT TO SUCH DIVISION; AND TO PROVIDE FOR MATTERS CONNECTED THEREWITH.

                                    PREAMBLE

WHEREAS section 214 (1) of the Constitution of the Republic of South Africa,
1996 requires an Act of Parliament to provide for--

      (a)   the equitable division of revenue raised nationally among the national, provincial and local spheres of government;

      (b)   the determination of each province's equitable share of the provincial share of that revenue; and

      (c)   any other allocations to provinces, local government or
            municipalities from the national government's share of that revenue, and any conditions on which those allocations may be made;

BE IT THEREFORE ENACTED by the Parliament of the Republic of South Africa, as
follows:--

                             ARRANGEMENT OF SECTIONS

Sections

                                   CHAPTER 1                                  5

                        INTERPRETATION AND OBJECTS OF ACT

1.  Interpretation

2.  Objects of Act

                                    CHAPTER 2

                         EQUITABLE SHARE ALLOCATIONS                         10

3.  Equitable division of revenue anticipated to be raised nationally among spheres of government

4.  Equitable division of provincial share among provinces

5.  Equitable division of local government share among municipalities

6.  Shortfalls and excess revenue                                            15

                                        3

                                    CHAPTER 3

             CONDITIONAL ALLOCATIONS TO PROVINCES AND MUNICIPALITIES

                                     PART 1

                             CONDITIONAL ALLOCATIONS

7.  Conditional allocations to provinces                                      5

8.  Conditional allocations to municipalities

                                     PART 2

          MATTERS RELATING TO SPECIFIC SCHEDULE 4, 5, 6 OR 7 ALLOCATION

9.  Provincial Infrastructure Grant

10. Gautrain Rapid Rail Link                                                 10

11. Municipal Infrastructure Grant

12. Municipal Capacity Building allocations

13. Water Services Operating and Transfer Subsidy

14. Integrated Housing and Human Settlement Development

                                     PART 3                                  15

          GENERAL MATTERS RELATING TO SCHEDULE 4, 5, 6 OR 7 ALLOCATION

15. Publication of allocations and frameworks

16. Framework for Schedule 4 allocation

17. Spending in terms of purpose and subject to conditions

18. Withholding of allocation                                                20

19. Stopping of allocation

20. Re-allocation after stopping of allocation

21. Risk management in respect of Schedule 5 or 6 allocation

22. Unspent Schedule 5 or 6 allocation                                       25

23. Allocations to public entities for provision of municipal service or function

                                    CHAPTER 4

                  DUTIES OF ACCOUNTING OFFICERS AND TREASURIES

24. Duties of transferring national officer in respect of Schedule
    4 allocation

25. Duties of transferring national officer in respect of Schedule
    5, 6 or 7 allocation                                                     30

26. Duties of receiving officer in respect of Schedule 4 allocation

27. Duties of receiving officer in respect of Schedule 5 or 6 allocation

28. Duties relating to Category C municipal budgets and allocations in terms of this Act

29. Duties of provincial accounting officers and treasuries                  35

30. Duties in respect of annual financial statements and annual reports for 2006/07

                                    CHAPTER 5

             DUTIES OF NATIONAL TREASURY, POWERS OF AUDITOR-GENERAL

31. Duties of National Treasury

32. Power of Auditor-General                                                 40

                                    CHAPTER 6

                       MATTERS RELATING TO ALL ALLOCATIONS

33. Payment schedule

34. Amendment of payment schedule

                                        4

35. Transfers to low capacity municipalities

36. Transfers made in error

37. Allocations not listed in Schedules

38. Implementation of Cross-boundary Municipalities Laws Repeal and
    Related Matters Act, 2005                                                 5

39. Delayed implementation of changes to municipal or provincial boundaries

40. Preparations for next budget year

41. Expenditure prior to commencement of Division of Revenue Act, 2007

                                    CHAPTER 7

                                     GENERAL                                 10

42. Allocations by public entities to provinces or municipalities

43. Liability for costs incurred in violation of principles of co-operative governance and intergovernmental relations

44. Unauthorised and irregular expenditure

45. Financial misconduct                                                     15

46. Delegations and assignments

47. Exemptions

48. Regulations

49. Repeal of laws

50. Short title and commencement                                             20

                                    CHAPTER 1

                        INTERPRETATION AND OBJECTS OF ACT

INTERPRETATION

   1.  (1) In this Act, unless the context indicates otherwise, any word or expression to which a meaning has been assigned in the Public Finance
Management Act or the Municipal Finance Management Act has the meaning
assigned to it in the Act in question and--                                  25

     "BUDGET YEAR" MEANS THE financial year commencing on 1 April 2006 and ending on 31 March 2007;

     "CONDITIONAL ALLOCATION" means a conditional allocation to a province, local government or municipality from the national government's share of revenue raised nationally, contemplated in section 214(1)(c)
     of the Constitution of the Republic of South Africa, 1996;              30

     "CATEGORY A, B OR C MUNICIPALITY" HAS THE MEANING ASSIGNED TO EACH
     CATEGORY IN terms of the Municipal Structures Act;                      35

     "CORPORATION FOR PUBLIC DEPOSITS ACCOUNT" means a bank account of the
     Provincial Revenue Fund held with the Corporation for Public Deposits, established by the Corporation of Public Deposits Act, 1984 (Act No.
     46 of 1984);

     "FRAMEWORK" means the conditions and other information in respect of an allocation published by the National Treasury in terms of section
     15;                                                                     40

     "MUNICIPAL FINANCE MANAGEMENT ACT" means the Local Government:
     Municipal Finance Management Act, 2003 (Act No. 56 of 2003);

     "MUNICIPAL FINANCIAL YEAR" means the financial year of a municipality commencing on 1 July and ending on 30 June;

     "NEXT FINANCIAL YEAR" means the financial year commencing on 1 April
     2007 and ending on 31 March 2008;                                       45

     "PAYMENT SCHEDULE" means a schedule, which sets out--

     (a) the amount of each transfer of an equitable share or any conditional allocation in terms of this Act to be transferred to a
         province or municipality for the financial year;                    50

     (b) the date on which each transfer must be paid; and

     (c) to whom, and to which bank account, each transfer must be paid;

     "PRESCRIBE" MEANS PRESCRIBE BY REGULATION IN TERMS OF SECTION 48;

     "PRIMARY BANK ACCOUNT"--

     (a) in relation to a province, means a bank account of the Provincial
         Revenue Fund held with a commercial bank which the head of the
         department in the                                                   55

                                        5

         provincial treasury has certified to the National Treasury, as the bank account into which allocations, other than the equitable share allocation and the Gautrain Rapid Link allocation, in terms of this Act must be deposited; and

     (b) in relation to a municipality, means the bank account of the municipality as determined in terms of section 8 of the Municipal
         Finance Management Act;                                              5

     "PUBLIC FINANCE MANAGEMENT ACT" means the Public Finance Management Act,
     1999 (Act No. 1 of 1999);

     "QUARTER" means--

     (a) 1 April to 30 June;

     (b) 1 July to 30 September;                                             10

     (c) 1 October to 31 December; or

     (d) 1 January to 31 March;

     "RECEIVING OFFICER "--

     (a) in relation to a Schedule 4 or 5 allocation transferred to a province, means the accounting officer of the provincial
         department which receives that allocation or a portion thereof for spending via an appropriation from its Provincial Revenue
         Fund; or                                                            15

     (b) in relation to a Schedule 4 or 6 allocation transferred to a municipality, the accounting officer of the municipality;

     "THIS ACT" includes any framework or allocation published or any        20
     regulation or determination made or instruction given under this Act;

     "TRANSFERRING NATIONAL OFFICER" means the accounting officer of a national department that transfers a Schedule 4, 5 or 6 allocation to a province or municipality or makes a Schedule 7 allocation on behalf of a municipality.

     (2) Any determination or instruction in terms of this Act must be in
         writing.                                                            25

OBJECTS OF ACT

   2. The objects of this Act are to--

     (a) provide for the equitable division of revenue anticipated to be raised nationally among the three spheres of government;

     (b) promote better co-ordination between policy, planning, budget preparation and execution processes between and within the
         different spheres of government;                                    30

     (c) promote predictability and certainty in respect of all allocations to provinces and municipalities in order that such
         governments may plan their budgets over a multi-year period;        35

     (d) promote transparency and equity in the resource allocation process; and

     (e) promote accountability by ensuring that all allocations are reflected on the budgets of receiving provinces and
         municipalities.

                                    CHAPTER 2

                           EQUITABLE SHARE ALLOCATIONS                       40

EQUITABLE DIVISION OF REVENUE ANTICIPATED TO BE RAISED NATIONALLY AMONG
SPHERES OF GOVERNMENT

   3.(1) Revenue anticipated to be raised nationally in respect of the budget year must be divided among the national, provincial and local spheres of government for their equitable share allocations as set out in
Column A of Schedule 1.                                                      45

   (2) An envisaged division of revenue anticipated to be raised in respect of the next financial year and the 2008/09 financial year, and which is subject to the provisions of the annual Division of Revenue Act in respect of those financial years, is set out in Column B of Schedule 1.

EQUITABLE DIVISION OF PROVINCIAL SHARE AMONG PROVINCES                       50

   4.(1) Each province's equitable share of the provincial share of revenue anticipated to be raised nationally in respect of the budget year is set out in Column A of Schedule 2.

   (2) Subject to section 38, an envisaged division for each province of revenue anticipated to be raised nationally in respect of the next
financial year and the 2008/09                                               55

                                        6

financial year, and which is subject to the provisions of the annual
Division of Revenue Act for those financial years, is set out in Column B of Schedule 2.

   (3) Each province's equitable share allocation contemplated in subsection (1) must be transferred to the corporation for public deposits account of the province, in accordance with a payment schedule determined
by the National Treasury in terms of section 33.                              5

EQUITABLE DIVISION OF LOCAL GOVERNMENT SHARE AMONG MUNICIPALITIES

   5. (1) Each municipality's share of local government's equitable share of revenue anticipated to be raised nationally in respect of the budget year, is set out in Column A of Schedule 3.

   (2) An envisaged division between municipalities of revenue anticipated to be raised nationally in respect of the next financial year and the 2008/09 financial year, and which is subject to the provisions of the annual Division of Revenue Act for those financial years, is set out in
Column B of Schedule 3.                                                      10

   (3) Each municipality's equitable share contemplated in subsection (1)
must be transferred to the primary bank account of the municipality in three transfers before the end of July, November and February in the budget year, in accordance with a payment schedule determined by the National
Treasury in terms of section 33.                                             15

SHORTFALLS AND EXCESS REVENUE

   6. (1) If actual revenue raised nationally in respect of the budget year falls short of the anticipated revenue set out in Schedule 1, the national
government bears the shortfall.                                              20

   (2) If actual revenue raised nationally in respect of the budget year exceeds the anticipated revenue set out in Schedule 1, the excess accrues to the national government, to be used to reduce borrowing or pay debt as part of its share of revenue raised nationally, in addition to its share in column A of Schedule 1.

   (3) The national government may appropriate a portion of its equitable share or excess revenue contemplated in subsection (2) to make further
allocations in an adjustments budget to--                                    25

      (a) national departments;

      (b) provinces or municipalities, as a conditional or an
          unconditional allocation.

                                  CHAPTER 3 30

             CONDITIONAL ALLOCATIONS TO PROVINCES AND MUNICIPALITIES

                                     PART 1

                             CONDITIONAL ALLOCATIONS

CONDITIONAL ALLOCATIONS TO PROVINCES

   7. (1) Conditional allocations to provinces in respect of the budget year from the national government's share of revenue anticipated to be raised
nationally are set out in Column A of the following Schedules:               35

      (a) Schedule 4 specifying allocations to provinces to supplement the funding of programmes or functions funded from provincial
          budgets; and

      (b) Schedule 5 specifying specific-purpose allocations to provinces.   40

   (2) Subject to section 38, an envisaged division of conditional allocations to provinces from the national government's share of revenue anticipated to be raised nationally, for the next financial year and the
2008/09 financial year, which is subject to the annual Division of Revenue
Act for those years, is set out in Column B of the Schedules referred to in
subsection (1).                                                              45

CONDITIONAL ALLOCATIONS TO MUNICIPALITIES

   8. (1) Conditional allocations to local government in respect of the budget year from the national government's share of revenue anticipated to be raised nationally are set out in Column A of the following Schedules:

     (a) Schedule 4 specifying allocations to municipalities to supplement
         the funding of functions funded from municipal budgets; and         50

                                        7

     (b) Schedule 6 specifying specific-purpose allocations to
         municipalities; and

     (c) Schedule 7 specifying allocations-in-kind to municipalities for designated special programmes.

   (2) An envisaged division of conditional allocations to local government from the national government's share of revenue anticipated to be raised nationally for the next financial year and the 2008/09 financial year, which is subject to the annual Division of Revenue Act for those years, is
set out in Column B of the Schedules referred to in subsection (1).           5

   (3) The National Treasury must publish in the Gazette required in terms of section 15, the share of each municipality in respect of the local
government allocations referred to in subsections (1) and (2).               10

                                     PART 2

          MATTERS RELATING TO SPECIFIC SCHEDULE 4, 5, 6 OR 7 ALLOCATION

PROVINCIAL INFRASTRUCTURE GRANT

   9. (1) The Provincial Infrastructure Grant set out in Schedule 4
supplements the funding of infrastructure programmes funded from provincial budgets to enable provinces to address backlogs in provincial
infrastructure.                                                              15

   (2) A province must ensure that its provincial departments responsible for education, health and roads--

     (a) are responsible for all capital and maintenance budgets and
         spending for those functions;                                       20

     (b) enter into, implement and manage service delivery agreements with national or provincial departments, national or public entities and any other organs of state, where such departments, entities or other organs of state manage or undertake construction or
         maintenance on their behalf; and                                    25

     (c) participate, together with the provincial department responsible for public works in the Infrastructure Development Improvement
         Programme facilitated by the National Treasury, unless the
         National Treasury exempts any such department from participation.

   (3) A province, in allocating the Provincial Infrastructure Grant--       30

     (a) must take into account the capacity of the receiving provincial department to spend and manage infrastructure, based on the extent of any approved roll-overs in the 2005/06 financial year and any projected roll-overs in the 2006/07 financial year; and

     (b) may, where a receiving provincial department lacks capacity designate a percentage not exceeding one percent of the allocation
         for acquiring such capacity.                                        35

GAUTRAIN RAPID RAIL LINK

   10. (1) The transferring national officer must, in addition to the duties contemplated in sections 25 and 33, take appropriate steps to ensure that transfers are made timeously and in a manner that allows the province to meet its payment obligation in terms of the public-private partnership agreement entered into by the province in accordance with regulations
issued under the Public Finance Management Act.                              40

   (2) (a) The National Treasury must direct the establishment of a dedicated banking account configuration for the transfer of the Gautrain Rapid Rail
Link allocation, that may include a dedicated corporation of public
deposits account.                                                            45

   (b) The Provincial Treasury must ensure that the account configuration referred to in paragraph (a) is in place and operational by no later than 1
May 2006.

   (3) The transferring national officer must transfer the Gautrain Rapid
Rail Link allocation to the bank account designated for transfer in the
account configuration referred to in subsection (2)(a).                      50

                                        8

MUNICIPAL INFRASTRUCTURE GRANT

   11. (1) The Municipal Infrastructure Grant set out in Schedule 4
supplements the funding of infrastructure programmes funded from municipal budgets to enable municipalities to address backlogs in municipal
infrastructure required for the provision of basic services.                  5

   (2) The Municipal Infrastructure Grant--

     (a) must be transferred, directly to a category A, B or C municipality that has the powers and functions in terms of section 84 of the
         Municipal Structures Act to provide municipal infrastructure in respect of those powers and functions; and

     (b) may be transferred via the relevant category C municipality to a
         category B municipality if--                                        10

         (i)  the allocation to the category B municipality is less than R2 million; or

         (ii) the transferring national officer, in consultation with the
              National Treasury, identifies the category B municipality as
              not able to manage or administer the allocation.               15

   (3) Allocations referred to in subsection (2)(b) must be listed as an allocation to the category B municipality in the publications referred to in section 15(1)(a).

   (4) A municipality receiving the Municipal Infrastructure Grant must table a three-year capital budget as part of its budget for the 2006/07 financial year in accordance with the Municipal Finance Management Act, unless
exempted in terms of that Act.                                               20

MUNICIPAL CAPACITY BUILDING ALLOCATIONS

   12. (1) Any transfer of an allocation aimed at developing and improving municipal systems and the capacity of municipalities to perform functions assigned to them, may only be made in terms of a framework determined by the national accounting officer responsible for local government, in
consultation with the National Treasury.                                     25

   (2) The framework contemplated in subsection (1) must take into account the capacity requirements for implementing the Municipal Systems Act and the Municipal Finance Management Act, including integrated planning, performance management, financial management and budgeting considerations and the need to ensure that the capacity of a municipality is developed
in measurable ways.                                                          30

   (3) The annual report of the department responsible for any capacity-building allocation must indicate the extent to which the capacity of any municipality was improved in measurable ways by that allocation.

WATER SERVICES OPERATING AND TRANSFER SUBSIDY                                35

   13. (1) The transferring national officer, subsequent to the signing of a transfer agreement between the transferring national officer and the municipality for the transfer of water services assets, may with the written approval of the National Treasury adjust the Water Services
Operating and Transfer Subsidy allocation to a municipality to reflect--     40

     (a) the actual personnel allocation payable to a municipality as a result of the number of staff transferred from the transferring national department to the municipality; and

     (b) the actual operating allocation payable to a municipality as informed by the percentage or portion of assets transferred to a municipality in respect of assets shared across municipal
         boundaries.                                                         45

   (2) Any adjustments contemplated in subsection (1) must, together with an explanatory memorandum, be published by the National Treasury in the
Gazette, within 120 days after granting approval for an adjustment.

INTEGRATED HOUSING AND HUMAN SETTLEMENT DEVELOPMENT                          50

   14. (1) The provincial accounting officer responsible for housing must--

     (a) facilitate applications for accreditation in terms of section 10 of the Housing Act, 1997 (Act No. 107 of 1997) from all
         municipalities identified by the transferring national officer in respect of each province; and

                                        9

     (b) before 30 November 2006, consider the applications of the municipalities and inform their accounting officers of the granting or refusal of the application for accreditation.

   (2) (a) A municipality whose accreditation application was refused may
lodge an objection to the refusal with the transferring national officer.     5

     (b) The transferring national officer must on receipt of an objection take all necessary steps to facilitate accreditation as soon as possible, but no later than 60 days after the objection was received.

   (3) Accreditation granted in terms of subsection (1) must--

     (a) at least include--                                                  10

          (i)  authority to administer housing programmes, including the administration of all housing subsidy applications;

         (ii)  authority to grant subsidies and approve projects, subject to subsection (4), to be funded from uncommitted housing
               subsidy funds from the 2007/08 financial year;                15

        (iii)  an obligation to maintain compliance with the capacity and system requirements prescribed by the provincial
               accounting officer responsible for housing;

         (iv)  an obligation to provide reports on housing demand and delivery to the provincial accounting officer quarterly or
               at shorter intervals when requested; and                      20

          (v)  an obligation to provide information on the levying and collection of rental in respect of all municipal owned
               houses to the provincial accounting officer; and

     (b) be implemented progressively during the financial year.             25

   (4) An accredited municipality must, in exercising its authority in terms of subsection

(3)(a)(ii)--

     (a) take into account any criteria for the prioritisation of projects as determined by the province;

     (b) comply with national housing policies and programmes; and           30

     (c) participate in housing programme forums established by the transferring national department.

   (5) Accreditation in terms of the Housing Act, 1997 (Act No. 107 of 1997), does not constitute an assignment for purposes of section 3 of the
Financial and Fiscal Commission Act, 1997 (Act No. 99 of 1997), section 35 of the Public Finance Management Act and sections 9 and 10 of the
Municipal Systems Act.                                                       35

                                     PART 3

          GENERAL MATTERS RELATING TO SCHEDULE 4, 5, 6 OR 7 ALLOCATION

PUBLICATION OF ALLOCATIONS AND FRAMEWORKS

   15. (1) The National Treasury must, within 14 days of this Act taking
effect publish in the Gazette--                                              40

     (a) the allocations per municipality for each Schedule 4, 6 or 7 allocation to local government; and

     (b) the framework for each Schedules 4, 5, 6 and 7 allocation.

   (2) The National Treasury must publish in the Gazette any revisions or amendments to the allocations or frameworks published in terms of
subsection (1)(b) that is authorised by an adjustment budget.                45

   (3) (a) Despite subsection (2), the National Treasury may at any time, after consultation with or at the written request of a transferring national officer, revise or amend a framework published in terms of
subsections (1)(b) or (2) to correct any error or omission.                  50

     (b) An amendment or revision takes effect on publication thereof in the Gazette.

FRAMEWORK FOR SCHEDULE 4 ALLOCATION

   16. The framework for a Schedule 4 allocation must be designed to promote comprehensive outputs for a programme or function funded or partially
funded by the allocation, and may not include any condition--                55

     (a) for a national department or any other organ of state, other than the relevant province or municipality, to approve specific projects or budgets; or

     (b) requiring a report on spending or projects other than the reports required in terms of section 26 or as approved by the National
         Treasury.                                                           60

                                       10

SPENDING IN TERMS OF PURPOSE AND SUBJECT TO CONDITIONS

   17. (1) Despite anything to the contrary contained in any law, an allocation referred to in Schedule 4, 5, 6 or 7 may only be utilised for the purpose stipulated in the Schedule concerned and in accordance with the framework published in terms of section 15.

   (2) A receiving officer may not transfer any Schedule 5 or 6 allocation or a portion of such allocation to any other entity for the performance of a
function envisaged in terms of the allocation, unless--                       5

     (a) it is a transfer that is approved in the budget of the receiving province or municipality or a framework published in terms of section 15;

     (b) it is a payment for services rendered or goods received, which services or goods were procured in accordance with the supply chain management policy or procurement policy of the relevant province or municipality and for which adequate documentation for
         payment have been received; or                                      10

     (c) it is a transfer not consistent with the budget of the receiving province or municipality, or advance payment, approved by the
         National Treasury on certification by the receiving officer that such transfer is not an attempt to artificially inflate its spending estimates and there are good reasons for the transfer or
         advance payment.                                                    15

WITHHOLDING OF ALLOCATION

   18. (1) Subject to subsections (2) and (3), a transferring national officer may withhold the transfer of a Schedule 4, 5, 6 or 7 allocation or
any portion of such allocation for a period not exceeding 30 days, if--      20

     (a) the province or municipality does not comply with the provisions of this Act or conditions to which the allocation, as provided for
         in the relevant framework, is subject; or                           25

     (b) expenditure on previous transfers during the financial year reflects significant under-spending, for which no satisfactory explanation is given.

   (2)  Despite subsection (1), the Health Professions Training and
Development and National Tertiary services allocations may not be withheld in terms of this section.

   (3)  A transferring national officer must, seven working days prior to
withholding an allocation in terms of subsection (1)--                       30

     (a) give the relevant receiving officer--

          (i)  written notice of the intention to withhold the allocation;
               and

         (ii)  an opportunity to submit written representations, within those seven days as to why the allocation should not be
               withheld; and                                                 35

     (b) inform the relevant provincial treasury and the National Treasury of its intention to withhold the allocation.

   (4)  A notice contemplated in subsection (3) must include the reasons for withholding the allocation and the intended duration of the withholding.

   (5) (a) The National Treasury may when a transferring national officer is withholding an allocation in terms of subsection (1) instruct or approve a request from that transferring national officer to withhold an allocation for a period longer than 30 days, but not exceeding 120 days, if the
withholding will--                                                           40

          (i) facilitate compliance with this Act or the conditions to
              which the allocation is subject; or                            45

         (ii) minimise the risk of under spending.

     (b) A transferring national officer must, when requesting the withholding of an allocation in terms of this subsection, submit proof of its compliance with subsection (3) and any representations received from the receiving officer, to the National Treasury.

     (c) The transferring national officer must comply with subsection (3)
when the National Treasury instructs or approves a request by him or her
in terms of paragraph (a).                                                   50

STOPPING OF ALLOCATION

   19.(1) Despite section 18, the National Treasury may in its discretion or
at the request of a transferring national officer stop the transfer of--     55

     (a) a Schedule 4, 5 or 6 allocation referred to in section 18(1) to a province or municipality on the grounds of persistent and material non-compliance with the provisions of this Act, or a condition to which the allocation, as provided for in the relevant framework, is subject; or

                                           11

     (b) a Schedule 4, 5, 6 or 7 allocation referred to in section 18(1) if the National Treasury anticipates that a province or municipality will substantially under spend on that programme or allocation in the financial year.

   (2)  The National Treasury must when stopping an allocation in terms of this section--

     (a) comply with section 18(2)(a), and in respect of a municipality,
         also section 38 of the Municipal Finance Management Act; and         5

     (b) inform the relevant provincial treasury of its intention to stop the allocation.

   (3)  Any stopping of an allocation contemplated in subsection (1) must, together with an explanatory memorandum, be published by the National
Treasury in the Gazette.

   (4) (a) The Minister may, by notice in the Gazette, approve that an allocation or any portion of such allocation stopped in terms of subsection (1), be utilised to meet that province's or municipality's
outstanding statutory and contractual financial commitments.                 10

     (b) The utilisation of funds contemplated in this subsection is a
direct charge against the National Revenue Fund.                             15

RE-ALLOCATION AFTER STOPPING OF ALLOCATION

   20. (1) The National Treasury may, where it stops an allocation in terms of section 19, after consultation with the transferring national officer, determine that a portion or the full allocation that will be under spent be reallocated to one or more provinces or municipalities on condition that the allocation will be spent in the financial year or the next financial
year.                                                                        20

   (2)  The reallocation of a portion or the full allocation on condition that the allocation will be spent in the next financial year referred to in subsection (1), must be deemed to be a roll-over approved by the National
Treasury in terms of section 22(2)(a).

RISK MANAGEMENT IN RESPECT OF SCHEDULE 5 OR 6 ALLOCATION                     25

   21. (1) (a) The transferring national officer of a Schedule 5 or 6 allocation of which the total value transferred to provinces or municipalities, exceeds R 1 billion for the budget year must, within 14 days after this Act takes effect, determine a minimum set of risks that must be taken into account and mitigated by a receiving officer in respect
of that allocation.                                                          30

   (b) The internal audit plan of the receiving officer for the financial year must take into account the risks identified in paragraph (a) and any other major fiscal risks to the National Revenue Fund posed by poor implementation of legislative requirements.

   (2) A receiving officer of an allocation contemplated in subsection
(1), or if requested by any other transferring national officer, must--      35

     (a) by 30 April 2006, submit a risk management plan that includes the internal audit plan referred to in subsection (1)(b) to the transferring national officer and the National Treasury; and

     (b) report as part of the quarterly performance report referred to in section 26(3)(b) all material issues and risks that arose in respect of the spending of the allocation and the measures
         taken to minimise the impact thereof.                               40

   (3)  The internal audit unit of the transferring national department must co-ordinate and co-operate with the internal audit units of the provincial departments and municipalities to whom it transfers an allocation.

   (4) The accounting officer of the transferring national department, the receiving provincial department and receiving municipality must regularly
report to his or her audit committee on compliance with this section.        45

   (5) (a) Subsections (1)(b), (2)(a), (3) and (4) do not apply to municipalities for whom the implementation of sections 165 and 166 of the
Municipal Finance Management Act was delayed by the Minister under section
178 of that Act.                                                             50

   (b) Despite paragraph (a), a municipality referred to in that paragraph that receives an allocation contemplated in subsection (1)(a), or if requested by any other transferring national officer, must--

         (i)   by 30 April 2006, submit a risk management plan for the
               2006/07 municipal financial year that takes into account the risks identified in subsection (1)(a) and any other major
               fiscal risks to the National Revenue Fund posed by poor
               enforcement of legislative requirements, to the transferring
               national officer and the National Treasury; and               55

         (ii)  comply with subsection (2)(b).

                                       12

UNSPENT SCHEDULE 5 OR 6 ALLOCATION

   22. (1) Despite the provisions of the Public Finance Management Act or the
Municipal Finance Management Act relating to roll-overs, a Schedule 5 or 6 allocation, excluding the Gautrain Rapid Link allocation, that is not spent at the end of a financial year, including any interest earned thereon, reverts to the National Revenue Fund, unless the relevant receiving officer can prove, to the satisfaction of the National Treasury that the
unspent allocation is committed to identifiable projects.                     5

   (2) Despite subsection (1), the National Treasury may at the request of a transferring national officer, provincial treasury or municipality approve--

     (a) roll-overs from a conditional allocation to the next financial
         year; and                                                           10

     (b) spending of a portion of a conditional allocation on activities related to the purpose of that allocation where the province or municipality projects significant unforeseen and unavoidable over spending on its budget.

ALLOCATIONS TO PUBLIC ENTITIES FOR PROVISION OF MUNICIPAL SERVICE OR FUNCTION

   23. (1) No public entity may receive funds for the provision of a municipal service or municipal function on behalf of a municipality from a national or provincial organ of state except via the municipality responsible for that service or function, unless the National Treasury approves otherwise in respect of municipalities it deems to have low
capacity.                                                                    15

   (2) (a) Subsection (1) does not apply to Eskom Holdings Limited in respect of funds received from the Department of Minerals and Energy for
the implementation of the National Electrifi cation Programme.               20

     (b) The Department of Minerals and Energy must ensure that Eskom
Holdings Limited's implementation of the National Electrification Programme within a municipality is aligned with the Integrated Development Plan, prepared in accordance with the Municipal Systems Act, of that
municipality.                                                                25

     (c) Eskom Holdings Limited must within 30 days after the end of each month, report to the relevant municipality, the Department of Minerals and
Energy and the National Treasury on the amount spent on the implementation
of the National Electrification Programme.                                   30

                                    CHAPTER 4

                  DUTIES OF ACCOUNTING OFFICERS AND TREASURIES

  DUTIES OF TRANSFERRING NATIONAL OFFICER IN RESPECT OF SCHEDULE 4 ALLOCATION

   24.(1) The transferring national officer of a Schedule 4 allocation is responsible for--

     (a) ensuring that transfers to all provinces and municipalities are in accordance with the payment schedule approved in terms of section
         33, unless allocations are withheld or stopped in terms of section
         18 or 19;                                                           35

     (b)  monitoring expenditure and non-financial performance information on programmes funded by an allocation, provided that any
          monitoring programme or system--                                   40

          (i)  is approved by the National Treasury; and

         (ii)  does not impose any undue administrative burden on receiving provinces and municipalities beyond the provision of
               standard management information; and

        (iii)  is in accordance with sections 16 and 26(2).                  45

     (c) evaluating the performance of programmes funded or partially funded by the allocation and the submission of such evaluations to the National Treasury, within four months in respect of a province and six months in respect of a municipality after the end of the financial year.

   (2)  Where more than one national department have responsibilities relating to a Schedule 4 allocation, the transferring national officer must co-ordinate the roles and responsibilities of such national
departments and ensure those roles and responsibilities--                    50

     (a) are exercised in a manner that does not duplicate its
         responsibilities as set out in subsection (1); and                  55

                                       13

     (b) do not impose any undue administrative burden on provinces or municipalities beyond the provision of standard management information.

DUTIES OF TRANSFERRING NATIONAL OFFICER IN RESPECT OF SCHEDULE 5, 6 OR 7
ALLOCATION

   25. (1) A transferring national officer must--

     (a) not later than 14 days after this Act takes effect certify to the
         National Treasury that--                                             5

         (i)   allocation frameworks, including conditions and monitoring provisions, are reasonable and do not impose an undue
               administrative burden on receiving provincial governments
               and municipalities beyond the provi- sion of standard
               management information;                                       10

         (ii)  any business plans requested in respect of how allocations will be utilised by a province have been approved prior to the start of the financial year;

        (iii)  any business plans requested in respect of how allocations will be utilised by a municipality have been approved prior
               to the start of the municipal financial year;                 15

     (b) transfer funds only after information required in terms of this
         Act has been provided to the National Treasury;

     (c) transfer funds only in accordance with a payment schedule determined in accordance with section 33;

     (d) deposit funds only into the primary bank account of a province or municipality, or, where appropriate into the corporation for
         public deposits account of a province; and                          20

     (e) ensure that all other arrangements or requirements necessary for the transfer of an allocation have been complied with prior to the start of the financial year.

   (2) The transferring national officer must submit all information and documentation referred to in subsections (1)(a), (b) or (c) to the
National Treasury within 14 days after this Act takes effect.                25

   (3) A transferring national officer who has not complied with subsection
(1) must such allocation as instructed by the National Treasury, including
as an  transfer unconditional allocation.                                    30

   (4) Before making the first transfer of any allocation, the transferring national officer must take note of any notice in terms of section 31(1)
from the National Treasury outlining the details of the account for each province or municipality.

   (5) Despite anything to the contrary contained in any law, a transferring national officer must in respect of any allocation, as part of the report contemplated in section of the Public Finance Management Act, not later than 20 days after the end of 40(4)(c) each month, and in the format determined by the National Treasury, submit to the National Treasury, information for the month reported on and for the financial year up to the
end of that month, on--                                                      35

     (a) the amount of funds transferred to a province or municipality;      40

     (b) the amount of funds withheld or stopped from any province or municipality, the reasons for the withholding or stopping and the steps taken by the transferring national officer and the receiving officer to deal with the matters or causes that necessitated the withholding or stopping of the payment;

     (c) the actual expenditure incurred by the province or municipality in
         respect of a Schedule 5 or 6 allocation; and                        45

     (d) such other issues as the National Treasury may determine.

   (6) The transferring national officer must evaluate the performance of programmes funded or partially funded by the allocation and submit such evaluations to the National Treasury within four months in respect of a province and six months in respect of a municipality after the end of
the financial year.                                                          50

DUTIES OF RECEIVING OFFICER IN RESPECT OF SCHEDULE 4 ALLOCATION

   26.(1) A receiving officer is responsible for--

     (a) complying with the framework for a Schedule 4 allocation as
         published in terms of section 15; and                               55

     (b) the manner in which it allocates and spends a Schedule 4 allocation.

   (2) The receiving officer of a municipality must--

     (a) ensure and certify to the National Treasury that the
         municipality--

                                       14

          (i)  indicates, or if required, exclusively appropriates each programme funded or partially funded by this allocation in its annual budget; and

         (ii)  makes public, in accordance with the requirements of section
               21A of the Municipal Systems Act, the conditions and other information in respect of the allocation to facilitate
               performance measurement and the use of required inputs and
               outputs;                                                       5

     (b) as part of the report required in terms of section 71 of the
         Municipal Finance Management Act, report to the National Treasury and the transferring national officer on spending against
         programmes; and

   (3) The receiving officer in a province must--                            10

     (a) submit, as part of the report required in section 40(4)(c) of the
         Public Finance Management Act, reports to the relevant provincial treasury on spending against programmes; and

     (b) submit a quarterly performance report within 30 days after the end
         of each quarter to the transferring national officer.               15

     (4) The receiving officer must report against programmes funded or partially funded by a Schedule 4 allocation against the relevant framework in its annual financial statements and annual report.

     (5) The receiving officer must, within two months after the end of the financial year and where relevant the municipal financial year, evaluate its performance in respect of programmes funded or partially funded by an allocation and submit such evaluation to the transferring national
officer.                                                                     20

DUTIES OF RECEIVING OFFICER IN RESPECT OF SCHEDULE 5 OR 6 ALLOCATION

   27.(1) The relevant receiving officer must, in respect of an allocation transferred to--

     (a) a province, as part of the report required in section 40(4)(c) of the Public Finance Management Act, submit a report to the
         relevant provincial treasury and the transferring national
         officer; and                                                        25

     (b) a municipality, as part of the report required in terms of section
         71 of the Municipal Finance Management Act, submit a report to the
         relevant transferring national or provincial officer.               30

   (2) A report by a province in terms of subsection (1) must set out for that month and for the financial year up to the end of that month--

     (a) the amount received by the province;

     (b) the amount of funds stopped or withheld from the province;

     (c) the actual expenditure by the province in respect of a
         Schedule 5 allocation;                                              35

     (d) the extent of compliance with the conditions of an allocation provided for in a framework and with this Act;

     (e) an explanation for any material problems experienced by the province regarding an allocation which has been received and a
         summary of the steps taken to deal with such problems; and          40

     (f) such other issues and information as the National Treasury may determine.

   (3) A report by a municipality in terms of subsection (1) must set out for that month and for the financial year up to the end of that month--

     (a) the amount of funds stopped or withheld from the municipality;

     (b) the extent of compliance with the conditions of an allocation
         provided for in a framework and with this Act;                      45

     (c) an explanation for any material problems experienced by the province regarding an allocation which has been received and a summary of the steps taken to deal with such problems or the effect of such variations; and

     (d) such other issues and information as the National Treasury may
         determine.                                                          50

   (4) (a) Subsections (1) and (2) do not apply to the receiving officer of the Gautrain Rapid Rail Link allocation.

   (b) The receiving officer of the Gautrain Rapid Rail Link allocation must at the end of each quarter submit a report to the transferring national officer, detailing the payment made in that quarter to meet its payment obligation in terms of the public-private partnership agreement entered into by the province in accordance with regulations issued under
the Public Finance Management Act.                                           55

   (c) Copies of payment certificates issued in terms of the
public-private partnership agreement must be submitted together with the reports referred to in paragraph (b).

   (5) The receiving officer must, within two months after the end of the financial year and where relevant the municipal financial year, evaluate
its performance                                                              60

                                       15

in respect of programmes or functions funded or partially funded by an allocation and submit such evaluation to the transferring national officer.

DUTIES RELATING TO CATEGORY C MUNICIPAL BUDGETS AND ALLOCATIONS IN TERMS OF
THIS ACT

   28. (1) (a) In addition to the requirements of the Municipal Finance
Management Act, a category C municipality must, no later than 14 April
2006, submit to the National Treasury and all category B municipalities within its area of jurisdiction, its budget, as tabled in accordance with section 16 of the Municipal Finance Management Act, for the 2006/07
municipal financial year, and the two following municipal financial years.    5

   (b) The budget must indicate all allocations to be transferred to each category B municipality within its area of jurisdiction and disclose the
criteria for allocating funds between the category B municipalities.         10

   (2) A category C municipality must strive to ensure that it does not duplicate a function currently performed by a category B municipality, and transfer funds for infrastructure development, including funds that will replace the levies referred to in section 93(6) of the Municipal Structures
Act, or the provision of services to the relevant category B municipalities, taking into account any indicative allocations for such municipalities as determined or published in the Gazette by the National
Treasury, and may only retain and spend funds directly if--                  15

     (a) the category C municipality retained a power or function in terms
         of the Municipal Structures Act; and                                20

     (b) a category B municipality in the opinion of the category C municipality has weak capacity and the national department for local government and National Treasury concur with that opinion.

     (c) the Municipal Infrastructure Grant allocation to the category B municipality is transferred to the category C municipality in
         terms of section 11(3).                                             25

   (3) A category C municipality must before implementing any capital project for water, electricity, roads or any other municipal service consult the category B municipality on the project within whose area of jurisdiction the project will be implemented and agree on which municipality is responsible for operational costs and collection of user
fees.                                                                        30

   (4) A municipality must ensure that any allocation made to it in terms of this Act, or by a province or another municipality, that is not reflected in its budget as tabled in accordance with section 16 of the Municipal
Finance Management Act, is reflected in its budget to be approved in
accordance with section 24 of the Municipal Finance Management Act.          35

   (5) Where a function for which a province receives a Schedule 5 allocation is assigned to a municipality during a financial year and the province has not appropriated funds to that municipality for the performance of that function, the province must transfer such funds to the municipality in terms of section 226(3) of the Constitution as a direct charge against that province's Revenue Fund and must inform the National
Treasury of the transfer.                                                    40

DUTIES OF PROVINCIAL TREASURIES

   29.(1) The head of the department in the provincial treasury must ensure and certify to the National Treasury that the province--

     (a) indicates or, if required, exclusively appropriates each programme funded or partially funded through Schedule 4 allocations in its Appropriation Bill or a schedule to its Appropriation Bill;
         and                                                                 45

     (b) publishes the conditions and other information in respect of these allocations to facilitate performance measurement and the use of required inputs and outputs in its budget documents submitted to
         its legislature or the Gazette.                                     50

   (2) The provincial treasury must in respect of allocations to municipalities other than allocations made in terms of this Act publish, with its annual budget and in the Gazette, not later than 14 April 2006--

     (a) the allocation per municipality for every allocation made by the
         province to municipalities; and                                     55

     (b) the envisaged division of the allocation contemplated in paragraph
         (a) in respect of each municipality, for the next financial year and the 2008/09 financial year.

   (3) (a) Despite anything to the contrary contained in any law, a provincial treasury may, in accordance with a framework determined by the
National Treasury, make allocations to municipalities that were not
published in terms of subsection (2).                                        60

                                       16

   (b) These allocations must be published in the Gazette before any transfers can be made, unless the allocations were published with its adjustments budget submitted to the provincial legislature.

   (4) A provincial treasury must, as part of its consolidated monthly report in terms of section 32 of the Public Finance Management Act, in the
format determined by the National Treasury, report on--                       5

     (a) actual transfers received by the province from national departments;

     (b) actual expenditure on such allocations, excluding Schedule 4 allocations, up to the end of that month; and

     (c) actual transfers made by the province to municipalities, and projections of actual expenditure by municipalities on such
         allocations.                                                        10

   (5) The report contemplated in subsection (4) must include reports for each quarter, and be in the format and include the information as may be determined by the National Treasury.

DUTIES IN RESPECT OF ANNUAL FINANCIAL STATEMENTS AND ANNUAL REPORTS
FOR 2006/07                                                                  15

   30. (1) The 2006/07 financial statements of a national department transferring any funds in respect of an allocation set out in Schedule 4,
5, 6 or 7 must, in addition to any requirements in terms of any other applicable law--

     (a) indicate the total amount of that allocation transferred to a
         province or municipality;                                           20

     (b) indicate the transfers, if any, that were withheld in respect of each province or municipality;

     (c) certify that all transfers to a province or municipality were deposited into the primary bank account of a province or
         municipality, or where appropriate, into the corporation for
         public deposits account of a province; and                          25

     (d) indicate the funds, if any, utilised for the administration of the allocation, and whether the transferring department retained any portion of the allocation for that purpose.

   (2) The 2006/07 annual report of a national department transferring any funds in respect of an allocation set out in Schedule 4, 5, 6 or 7 must, in
addition to any requirements in terms of any other applicable law--          30

     (a) indicate the reasons for the withholding of any transfers to a province or municipality;

     (b) indicate to what extent a province or municipality was monitored for compliance with the conditions of an allocation provided for
         in the relevant framework and the provisions of this Act;           35

     (c) indicate to what extent the allocation achieved its purpose and outputs; and

     (d) indicate any non-compliance with this Act, and the steps taken to deal with such non-compliance.

   (3) The 2006/07 financial statements of a provincial department receiving an allocation in terms of Schedule 4 or 5, must, in addition to any
requirements in terms of any other applicable law--                          40

     (a) indicate the total amount of all allocations received;

     (b) indicate the total amount of actual expenditure on all allocations
         except Schedule 4 allocations; and                                  45

     (c) certify that all transfers in terms of this Act to the province were deposited into the primary bank account of the province, or where appropriate, into the corporation for public deposits account of a province.

   (4) The 2006/07 annual report of a provincial department receiving an allocation in terms of Schedule 4 or 5, must, in addition to any
requirements in terms of any other applicable law--                          50

     (a) indicate to what extent the province met the conditions, provided for in the relevant framework of such an allocation, and complied with the provisions of this Act;

     (b) indicate the extent to which the objectives and outputs of the
         allocation were achieved; and                                       55

     (c) contain such other information as the National Treasury may determine.

   (5) (a) The 2006/07 financial statements and annual report of a municipality must be prepared in accordance with the Municipal Finance
Management Act.

                                       17

   (b) Municipalities for whom the implementation of section 121 of the
Municipal Finance Management Act was delayed by the Minister under section
178 of that Act, must despite such delay, prepare annual performance reports in terms of section 46 of the Municipal Systems Act, by no later than 31 December 2006.

   (6) The National Treasury may determine how transferring departments and receiving municipalities report on local government allocations on a quarterly basis to facilitate the audit of allocations for both the
national and municipal financial years.                                       5

                                    CHAPTER 5

             DUTIES OF NATIONAL TREASURY, POWERS OF AUDITOR-GENERAL

DUTIES OF NATIONAL TREASURY                                                  10

   31.(1) The National Treasury must within 14 days of this Act taking effect submit a notice to all transferring national officers, containing the details of the bank accounts of each province and municipality.

   (2) The National Treasury must, together with the monthly report contemplated in section 32 (2) of the Public Finance Management Act, publish a report on actual transfers of all allocations listed in the
Schedules referred to in sections 7 and 8 or made in terms of section 36.    15

POWERS OF AUDITOR-GENERAL

   32. (1) Without derogating from the powers and duties of the
Auditor-General in terms of the Constitution and any other law, the
Auditor-General may, in the audit of financial statements on the allocations set out in Chapter 3 or in a special report to be submitted to
Parliament, report on--                                                      20

     (a) the extent of compliance with this Act and frameworks published in terms of section 15 by transferring national officers and
         receiving officers; and

     (b) such other intergovernmental financial management matters as may
         be prescribed.                                                      25

   (2) The Auditor-General may, when conducting the audits of the provincial departments responsible for education, health, housing and roads, take appropriate measures to ensure consistency in the audit processes between provincial departments to promote comparability between the provincial
departments and national departments responsible for the same functions.     30

                                    CHAPTER 6

                       MATTERS RELATING TO ALL ALLOCATIONS

PAYMENT SCHEDULE

   33. (1) (a) The National Treasury determines the payment schedule for the transfer of a province's equitable share allocation, after consultation
with the head of the department in the provincial treasury.                  35

   (b) In determining the payment schedule the National Treasury must take account of the monthly spending commitments of provinces, and seek to minimise risk and debt servicing costs for national and provincial
government.                                                                  40

   (c) Despite paragraph (a), the National Treasury may for cash management purposes relating to the corporation for public deposits account, or when an intervention in terms of section 100 of the Constitution is taking place, on such conditions as it may determine, advance funds to a province in respect of its equitable share or a portion of it, which have not yet
fallen due for transfer in accordance with the payment schedule.             45

   (d) Any advances in terms of paragraph (c) must be set-off against transfers to the province, which would otherwise become due in terms of that payment schedule.

   (2) (a) The National Treasury determines the payment schedule for the transfer of a municipality's equitable share allocation, after consultation with the accounting officer of the national department responsible for
local government.                                                            50

   (b) Despite paragraph (a), when an intervention in terms of section 139 of the Constitution is taking place in a municipality, the National
Treasury may after consultation with the accounting officer of the national department responsible for local

                                       18

government, on such conditions as it may determine, approve a request or direct that the equitable share contemplated in subsection (1), or a portion of it, be--

     (i) advanced to a municipality in terms of a financial recovery plan prepared in terms of section 141 of the Municipal Finance
         Management Act, in respect of any portion which has not yet fallen
         due for transfer; and                                                5

    (ii) transferred to a municipality via the province in terms of section 226(3) of the Constitution, if the municipality is unable or unwilling to implement its financial recovery plan imposed in terms of section 141 of the Municipal Finance Management Act.

     (c) Any advances in terms of paragraph (b) must be set-off against transfers to the municipality, which would otherwise become due in terms of
the applicable payment schedule.                                             10

     (3)(a) The National Treasury must approve the payment schedules for
Schedules 4, 5 and 6 allocations.

     (b) The transferring national officer of a Schedule 4, 5 or 6 allocation must submit a payment schedule to the National Treasury for
approval before 14 April 2006.                                               15

     (c) Prior to the submission of a payment schedule in terms of paragraph (b) the transferring national officer must--

     (i)  in relation to a Schedule 4 allocation, consult the relevant receiving officer;

    (ii)  in relation to the Gautrain Rapid Rail Link allocation ensure
          that the payment schedule--                                        20

             (aa) is consistent with the projected dates for payments to the private party in terms of the public-private
                  partnership agreement entered into by the relevant
                  province in accordance with regulations issued under the
                  Public Finance Management Act; and                         25

             (bb) reflects the portion of any payments due under the
                  agreement referred to in subparagraph (aa) payable from
                  the allocation; and

    (ii)  in relation to a Schedule 5 or 6 allocation, consult the relevant province or municipality.

AMENDMENT OF PAYMENT SCHEDULE                                                30

   34. (1) Subject to subsection (2), a transferring national officer of a
Schedule 4, 5 or 6 allocation must within three days of the withholding or stopping of an allocation in terms of section 18 or 19, amend a payment schedule as a result of the withholding or stopping of an allocation in terms of this Act.

   (2) The National Treasury may, in the interest of better debt and cash-flow management or to deal with financial mismanagement or financial under performance, amend any payment schedule for an allocation listed in
Schedule 2, 3, 4, 5 or 6 on notification to--                                35

     (a) the head of a provincial treasury, in the case of a provincial allocation; and

     (b) the accounting officer of the national department responsible for
         local government, in the case of a local government allocation.     40

   (3) A payment schedule amended in terms of subsection (1) or (2) must take account of the monthly spending commitments of provinces or municipalities, the revenue at the disposal of provinces or municipalities and the minimisation of risk and debt servicing costs for all three spheres
of government.                                                               45

   (4) An amendment of a payment schedule in terms of subsection (2) prevails over any amendment made in terms of subsection (1).

TRANSFERS TO LOW CAPACITY MUNICIPALITIES

   35. The national accounting officer responsible for local government, in  50 respect of a category B municipality classified as a low capacity municipality by that accounting  officer and the National Treasury, may with the concurrence of the National Treasury, determine that an allocation in terms of this Act or portion of such an allocation be transferred to the category C municipality, within whose area of jurisdiction the category B municipality is located, or to the relevant province, for purposes of the
proper administration of the allocation.                                     55

                                       19

TRANSFERS MADE IN ERROR

   36.(1) Despite anything to the contrary contained in any law, the transfer of an allocation to a province in error is regarded as not legally due to the province for the purpose of its Revenue Fund.

   (2) A transfer contemplated in subsection (1), must be recovered, without
delay, by the responsible transferring national officer.                      5

   (3) Despite subsection (2), the National Treasury may instruct that the recovery contemplated in subsection (2) be effected by set-off against future transfers to the province, which would otherwise become due in accordance with a payment schedule.

   (4) Despite anything to the contrary contained in any law, the transfer of an allocation to a municipality, or a public entity in error, is regarded as not legally due to that municipality or public entity and must be recovered without delay by the responsible transferring national
officer.                                                                     10

   (5) The accounting officer of the national department responsible for local government may instruct that the recovery contemplated in subsection
(4) be effected by set-off against transfers to the municipality concerned, which would otherwise become due in accordance with any payment
schedule.                                                                    15

ALLOCATIONS NOT LISTED IN SCHEDULES

   37.(1) An allocation not listed in the Schedules referred to in sections
7 and 8 may only be made in terms of section 6(3).                           20

   (2) The National Treasury must publish the allocations and frameworks for such allocations in the Gazette, prior to the transfer of any funds to a province or municipality.

IMPLEMENTATION OF CROSS-BOUNDARY MUNICIPALITIES LAWS REPEAL AND RELATED
MATTERS ACT, 2005

   38.(1) (a) Despite section 5 of the Cross-boundary Municipalities Laws    25
Repeal and Related Matters Act, 2005 (Act No. 23 of 2005), a province (the releasing province) from which a particular area is relocated at the commencement of the Constitution Twelfth Amendment Act of 2005, must continue to spend its allocations for the 2006/07 financial year made in terms of this Act, in that particular area as if that area was not reallocated to another province (the receiving province), unless the affected provinces have entered into a written agreement provided for in section 5 of that Act or another agreement that ensures that the relocated
area is not negatively affected.                                             30

   (b) The transferring national officer of an allocation made in terms of this Act and the provincial treasury of the receiving province must
monitor that the releasing province complies with paragraph (a);             35

   (c) The provincial treasury of the releasing province must, at the request of the transferring national officer, the receiving province or the
National Treasury, demonstrate compliance with paragraph (a).

   (2) (a) The provisions of sections 18 and 19, with the necessary changes, apply where a releasing province fails to comply with subsection
(1)(a) or (c) in respect of a Schedule 4, 5 or 6 allocation.                 40

   (b) The National Treasury may, where it stops an allocation in terms of paragraph (a), after consultation with the transferring national officer, determine that a portion of the allocation be reallocated to the receiving province.

   (3) The National Treasury may after complying with the provisions of section 216(3) of the Constitution, reallocate a portion of the releasing province's equitable share allocation referred to in section 4 to the
receiving province.                                                          45

   (4) (a) The allocations referred to in sections 4(2) and 7(2) are subject to adjustments necessitated by the implementation of the
Cross-boundary Municipalities Laws Repeal and Related Matters Act, 2005
(Act No. 23 of 2005).                                                        50

   (b) The transferring national officer of a Schedule 4, 5 or 6 allocation must by 15 September 2006 inform the National Treasury of any adjustments to the allocations referred to in section 7(2) that must be reflected in the Division of Revenue Act for the next financial year.

                                       20

DELAYED IMPLEMENTATION OF CHANGES TO MUNICIPAL OR PROVINCIAL BOUNDARIES

   39. Despite anything to the contrary contained in any law, any changes to the boundary of a province or municipality effected in terms of a power contained in any national or provincial legislation that impacts on the allocations made under this Act take effect at the commencement of the
Division of Revenue Act for the next financial year only.                     5

PREPARATIONS FOR NEXT BUDGET YEAR

   40. (1) (a) The receiving officer of a Provincial Infrastructure Grant must, by 31 July 2006, submit detailed five-year infrastructure budgets in
a format determined by the National Treasury, to the provincial treasury.    10

   (b) The five-year infrastructure budgets must indicate the prioritised projects to be funded from the allocations for the next financial year and the 2008/07 financial year as set out in column B of Schedule 4.

   (c) The provincial treasury must review the infrastructure budgets of all receiving officers and submit the co-ordinated budgets to the National
Treasury by 31 August 2006, together with the provincial budget submission.  15

   (d) The provincial treasury must ensure that the capital budgets of the receiving departments include allocation for project design and initiation of procurement for projects to be implemented in 2007/08.

   (2) The receiving officer of a Municipal Infrastructure Grant in a category C municipality, must, by 1 October 2006, certify to the National
Treasury that its capital budget is co-ordinated with all category B
municipalities located within that category C municipality.                  20

   (3) (a) The transferring national officer of a Schedule 4, 5 or 6 allocation must, by 15 November 2006, submit to the National Treasury for approval the draft frameworks for the allocations set out in column B of
Schedules 4, 5 or 6 in the format to be determined by the National
Treasury.                                                                    25

   (b) Any proposed amendment or adjustment of the allocation criteria included in the draft frameworks referred to in paragraph (a) must be agreed with the National Treasury prior to the submission of the draft
frameworks.                                                                  30

   (c) The transferring national officer of a Schedule 4, 6 or 7 allocation must, by 15 January 2007, submit to the National Treasury the allocation payable to each municipality in the next financial year.

   (4) The National Treasury may, in preparation for the next financial year, instruct departments and municipalities to submit to it such plans and information for any conditional allocation, as it may determine, at
specified times prior to the start of the next financial year.               35

EXPENDITURE PRIOR TO COMMENCEMENT OF DIVISION OF REVENUE ACT, 2007

   41. Despite sections 3(2), 7(2) and 8(2), if the annual Division of
Revenue Act for the next financial year has not commenced before or on 1
April 2007, the National Treasury may, determine that an amount not exceeding 45 per cent of the total amount of each allocation made in terms of sections 3(1), 7(1) and 8(1) be transferred to the relevant province or
municipality as a direct charge against the National Revenue Fund.           40

                                    CHAPTER 7

                                     GENERAL                                 45

ALLOCATIONS BY PUBLIC ENTITIES TO PROVINCES OR MUNICIPALITIES

   42. The accounting officer of a provincial department or municipality that receives funds from a public entity as a grant, sponsorship or donation, must disclose in its financial statements, the purpose and amount
of each such grant, sponsorship or donation received.                        50

                                       21

LIABILITY FOR COSTS INCURRED IN VIOLATION OF PRINCIPLES OF CO-OPERATIVE
GOVERNANCE AND INTERGOVERNMENTAL RELATIONS

   43. (1) An organ of state involved in an intergovernmental dispute regarding any provision of this Act or any division of revenue matter or allocation must, before approaching a court to resolve such dispute, make every effort to settle the dispute with the other organ of state concerned, including exhausting all mechanisms provided for the settlement of disputes
in relevant legislation.                                                      5

   (2) In the event that a dispute is referred back by a court in accordance with section 41(4) of the Constitution, due to the court not being satisfied that the organ of state approaching the court has complied with subsection (1), the expenditure incurred by that organ of state in
approaching the court must be regarded as fruitless and wasteful.            10

   (3) The amount of any such fruitless and wasteful expenditure must, in terms of a prescribed procedure, be recovered without delay from the person who caused the organ of state not to comply with the requirements of subsection (1).

UNAUTHORISED AND IRREGULAR EXPENDITURE                                       15

   44.(1) The following transfers constitute unauthorised expenditure in terms of the Public Finance Management Act and the Municipal Finance
Management Act, as the case may be, where relevant:

     (a) a transfer prohibited in terms of section 17(2) of this Act; or

     (b) a transfer by a transferring national officer to a bank account of a province or municipality that is not the primary bank
         account, or, in respect of provinces, a corporation for public
         deposits account.                                                   20

   (2) Any transfer made or spending of an allocation in contravention of this Act constitutes irregular expenditure in terms of the Public Finance
Management Act and the Municipal Finance Management Act.                     25

FINANCIAL MISCONDUCT

   45.(1) Despite anything to the contrary contained in any law, any serious or persistent non-compliance with a provision of this Act constitutes financial misconduct.

   (2) Section 84 of the Public Finance Management Act and section 171(4) of the Municipal Finance Management Act apply in respect of financial
misconduct in terms of subsection (1).                                       30

DELEGATIONS AND ASSIGNMENTS

   46.(1) The Minister may, in writing, delegate any of the powers entrusted to the National Treasury in terms of this Act and assign any of the duties imposed on the National Treasury in terms of this Act, to an
official of the National Treasury.                                           35

   (2) A delegation or assignment in terms of subsection (1) to an official of the National Treasury--

     (a) is subject to any limitations or conditions that the Minister may impose;

     (b) may authorise that official to sub-delegate, in writing, the delegated power or assigned duty to another National Treasury
         official; and                                                       40

     (c) does not divest the National Treasury of the responsibility concerning the exercise of the delegated power or the performance of the assigned duty.

   (3) The Minister may confirm, vary or revoke any decision taken by an official as a result of a delegation, subject to any rights that may have
vested as a consequence of the decision.                                     45

EXEMPTIONS

   47.(1) The National Treasury may, on written application by a transferring national or provincial officer, exempt such officer in writing from complying with a provision of this Act, if the officer satisfies the
National Treasury that--

     (a) the duty cannot be complied with at that stage;                     50

     (b) the relevant allocation and framework are properly designed; and

     (c) the officer is taking steps to comply with the provisions of this Act.

   (2) Any exemption granted in terms of subsection (1) must set out the period and conditions, if any, to which it is subject and must be published in the Gazette.

                                       22

REGULATIONS

   48. The Minister may, by notice in the Gazette, make regulations regarding--

     (a) anything which must or may be prescribed in terms of this Act; and

     (b) any ancillary or incidental administrative or procedural matter that it is necessary to prescribe for the proper implementation or
         administration of this Act.                                          5

REPEAL OF LAWS

   49. (1) Subject to subsection (2), the Division of Revenue Act, 2005 (Act
No. 1 of 2005), is hereby repealed.

   (2) The repeal of the Division of Revenue Act, 2005, does not affect any duty or obligation set out in that Act, the execution of which is still
outstanding.                                                                 10

SHORT TITLE AND COMMENCEMENT

   50. This Act is called the Division of Revenue Act, 2006, and takes effect on 1 April 2006 or the date of publication thereof by the President
in the Gazette whichever is the later date.                                  15

                                       23

                                SCHEDULE 1

             EQUITABLE DIVISION OF REVENUE ANTICIPATED TO BE RAISED
                NATIONALLY AMONG THE THREE SPHERES OF GOVERNMENT

-------------------------------------------------------------------------
                              COLUMN A                  COLUMN B
                             --------------------------------------------
                                                    FORWARD ESTIMATES
                               2006/07        ---------------------------
SPHERES OF GOVERNMENT        ALLOCATION         2007/08          2008/09
-------------------------------------------------------------------------
                                R'000            R'000            R'000
National(1),(2)              303 914 040      331 396 759     361 393 252
Provincial                   150 752 930      167 701 393     187 099 825
Local                         18 057 940       20 075 620      22 774 767
-------------------------------------------------------------------------
TOTAL                        472 724 910      519 173 772     571 267 844
-------------------------------------------------------------------------

1.    National share includes conditional allocations to provincial and local spheres, debt service cost and the contingency reserve.

2.    The direct charges for the provincial equitable share are netted out.

                                   SCHEDULE 2

             DETERMINATION OF EACH PROVINCE'S EQUITABLE SHARE OF THE
             PROVINCIAL SPHERE'S SHARE OF REVENUE ANTICIPATED TO BE
                                RAISED NATIONALLY

             (AS A DIRECT CHARGE AGAINST THE NATIONAL REVENUE FUND)

-------------------------------------------------------------------------
                              COLUMN A                 COLUMN B
                             --------------------------------------------
                                                   FORWARD ESTIMATES
                               2006/07        ---------------------------
     PROVINCE                ALLOCATION         2007/08         2008/09
-------------------------------------------------------------------------
                             R'000            R'000           R'000
Eastern Cape                 24 642 653       27 188 826      30 091 474
Free State                    9 595 367       10 566 691      11 665 775
Gauteng                      23 361 686       26 071 807      29 189 980
KwaZulu-Natal                32 052 488       35 957 286      40 445 585
Limpopo                      20 615 653       22 992 613      25 725 665
Mpumalanga                   11 227 317       12 559 148      14 085 839
Northern Cape                 3 451 507        3 790 085       4 174 210
North West                   12 346 856       13 668 888      15 174 870
Western Cape                 13 459 403       14 906 049      16 546 427
-------------------------------------------------------------------------
TOTAL                       150 752 930      167 701 393     187 099 825
-------------------------------------------------------------------------

                                       24

                                   SCHEDULE 3

        DETERMINATION OF EACH MUNICIPALITY'S EQUITABLE SHARE OF THE LOCAL
    GOVERNMENT SPHERE'S SHARE OF REVENUE ANTICIPATED TO BE RAISED NATIONALLY

                                                           ------------------------------------
                                                                 NATIONAL FINANCIAL YEAR
                                                           ------------------------------------
                                                            COLUMN A            COLUMN B
-----------------------------------------------------------------------------------------------
                                                                           FORWARD ESTIMATES
                                                             2006/07     ----------------------
       NUMBER        MUNICIPALITY                          ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------
                                                              R'000         R'000       R'000

EASTERN CAPE

A                    Nelson Mandela                          487 471       559 509      634 872
-----------------------------------------------------------------------------------------------
B        EC101       Camdeboo                                 11 875        13 457       15 288
B        EC102       Blue Crane Route                         12 857        14 390       16 337
B        EC103       Ikwezi                                    4 985         5 451        6 169
B        EC104       Makana                                   22 243        25 209       28 635
B        EC105       Ndlambe                                  18 451        20 847       23 683
B        EC106       Sundays River Valley                     11 469        11 832       13 417
B        EC107       Baviaans                                  5 192         5 654        6 403
B        EC108       Kouga                                    16 313        18 354       20 897
B        EC109       Koukamma                                  9 478        10 357       11 765
C        DC10        Cacadu District Municipality             41 735        48 266       54 344
-----------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES                                 154 597       173 816      196 938
-----------------------------------------------------------------------------------------------

B        EC121       Mbhashe                                  43 841        35 925       40 675
B        EC122       Mnquma                                   50 986        51 546       58 411
B        EC123       Great Kei                                10 069        10 860       12 303
B        EC124       Amahlathi                                28 417        31 199       35 349
B        EC125       Buffalo City                            213 344       240 947      274 585
B        EC126       Ngqushwa                                 19 470        21 235       24 050
B        EC127       Nkonkobe                                 29 592        32 677       37 021
B        EC128       Nxuba                                     6 732         7 356        8 339
C        DC12        Amatole District Municipality           239 569       277 603      313 970
-----------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                                642 018       709 348      804 704
-----------------------------------------------------------------------------------------------

B        EC131       Inxuba Yethemba                          13 033        14 657       16 647
B        EC132       Tsolwana                                  8 114         8 681        9 811
B        EC133       Inkwanca                                  5 769         6 198        7 016
B        EC134       Lukhanji                                 34 974        39 015       44 241
B        EC135       Intsika Yethu                            37 913        31 816       35 986
B        EC136       Emalahleni                               22 609        23 459       26 546
B        EC137       Engcobo                                  26 902        21 660       24 523
B        EC138       Sakhisizwe                               11 369        12 320       13 967
C        DC13        Chris Hani District Municipality        120 018       136 275      154 660
-----------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                             280 703       294 081      333 398
-----------------------------------------------------------------------------------------------

B        EC141       Elundini                                 28 578        23 288       26 352
B        EC142       Senqu                                    27 650        29 856       33 841
B        EC143       Maletswai                                 7 493         7 981        9 052
B        EC144       Gariep                                    7 922         8 700        9 872
C        DC14        Ukhahlamba District Municipality         57 631        62 886       71 303
-----------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                             129 273       132 711      150 419
-----------------------------------------------------------------------------------------------

B        EC151       Mbizana                                  37 802        34 939       39 523
B        EC152       Ntabankulu                               24 308        19 529       22 087
B        EC153       Qaukeni                                  41 215        34 047       38 536
B        EC154       Port St. Johns                           25 726        20 770       23 490
B        EC155       Nyandeni                                 45 643        40 427       45 789
B        EC156       Mhlontlo                                 35 261        31 104       35 222
B        EC157       King Sabata Dalindyebo                   55 092        57 873       65 827
C        DC15        O.R. Tambo District Municipality        190 354       202 672      230 039
-----------------------------------------------------------------------------------------------
TOTAL: O.R TAMBO MUNICIPALITIES                              455 400       441 362      500 513
-----------------------------------------------------------------------------------------------

B        EC05b2      Umzimvubu                                66 629        50 864       37 097
B        EC05b3      Matatiele                                18 598        32 798       37 502
C        DC44        Alfred Nzo District Municipality         73 495        66 190       70 414
-----------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                             158 722       149 852      145 013
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                         2 308 185     2 460 680    2 765 857
-----------------------------------------------------------------------------------------------

                                       25

                                   SCHEDULE 3

        DETERMINATION OF EACH MUNICIPALITY'S EQUITABLE SHARE OF THE LOCAL
    GOVERNMENT SPHERE'S SHARE OF REVENUE ANTICIPATED TO BE RAISED NATIONALLY

                                                           ------------------------------------
                                                                 NATIONAL FINANCIAL YEAR
                                                           ------------------------------------
                                                            COLUMN A            COLUMN B
-----------------------------------------------------------------------------------------------
                                                                           FORWARD ESTIMATES
                                                             2006/07     ----------------------
       NUMBER        MUNICIPALITY                          ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------

FREE STATE

B            FS161   Letsemeng                                16 455        18 635       21 169
B            FS162   Kopanong                                 28 863        33 381       37 926
B            FS163   Mohokare                                 16 658        18 892       21 447
C            DC16    Xhariep District Municipality             7 158         7 144        8 040
-----------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES                                 69 133        78 052       88 583
-----------------------------------------------------------------------------------------------

B            FS171   Naledi                                   12 258        13 799       15 664
B            FS172   Mangaung                                196 823       225 540      257 555
B            FS173   Mantsopa                                 21 851        24 870       28 246
C            DC17    Motheo District Municipality             91 518       106 391      119 854
-----------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                                 322 451       370 599      421 319
-----------------------------------------------------------------------------------------------

B            FS181   Masilonyana                              27 178        30 447       34 581
B            FS182   Tokologo                                 14 080        15 874       18 018
B            FS183   Tswelopele                               19 863        22 478       25 524
B            FS184   Matjhabeng                              143 647       166 141      189 403
B            FS185   Nala                                     44 769        51 633       58 649
C            DC18    Lejweleputswa District Municipality      53 531        63 198       71 257
-----------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                          303 067       349 770      397 432
-----------------------------------------------------------------------------------------------

B            FS191   Setsoto                                  53 830        61 681       70 061
B            FS192   Dihlabeng                                42 599        48 881       55 542
B            FS193   Nketoana                                 25 302        28 780       32 676
B            FS194   Maluti-a-Phofung                        109 268       123 778      140 738
B            FS195   Phumelela                                18 130        20 420       23 181
C            DC19    Thabo Mofutsanyana District
                     Municipality                             38 853        37 955       42 867
-----------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES                     287 982       321 495      365 065
-----------------------------------------------------------------------------------------------

B            FS201   Moqhaka                                  53 711        61 831       70 286
B            FS203   Ngwathe                                  50 453        58 402       66 321
B            FS204   Metsimaholo                              32 095        37 149       42 399
B            FS205   Mafube                                   24 873        28 562       32 429
C            DC20    Fezile Dabi District Municipality        78 264        89 557      100 826
-----------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                            239 396       275 502      312 261
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                           1 222 029     1 395 419    1 584 660
-----------------------------------------------------------------------------------------------

                                       26

                                   SCHEDULE 3

        DETERMINATION OF EACH MUNICIPALITY'S EQUITABLE SHARE OF THE LOCAL
    GOVERNMENT SPHERE'S SHARE OF REVENUE ANTICIPATED TO BE RAISED NATIONALLY

                                                           ------------------------------------
                                                                 NATIONAL FINANCIAL YEAR
                                                           ------------------------------------
                                                            COLUMN A            COLUMN B
-----------------------------------------------------------------------------------------------
                                                                           FORWARD ESTIMATES
                                                             2006/07     ----------------------
       NUMBER        MUNICIPALITY                          ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------

GAUTENG

A                    Ekurhuleni                            1 191 332     1 364 660    1 554 435
A                    City of Johannesburg                  2 252 848     2 554 033    2 902 371
A                    City of Tshwane                       1 002 650     1 095 231    1 245 871
-----------------------------------------------------------------------------------------------

B           GT02b1   Nokeng tsa Taemane                       12 036        13 182       15 034
B           GT02b2   Kungwini                                 29 080        32 677       37 259
C            DC46    Metsweding District Municipality         14 987        17 537       19 754
-----------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                              56 103        63 397       72 047
-----------------------------------------------------------------------------------------------

B           GT421    Emfuleni                                193 117       226 079      258 205
B           GT422    Midvaal                                  16 306        18 172       20 756
B           GT423    Lesedi                                   19 854        22 658       25 781
C            DC42    Sedibeng District Municipality          140 377       161 286      181 597
-----------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                               369 654       428 194      486 339
-----------------------------------------------------------------------------------------------

B           GT481    Mogale City                              68 282        77 991       89 415
B           GT482    Randfontein                              31 249        35 186       40 138
B           GT483    Westonaria                               44 336        35 143       40 063
C            DC48    West Rand District Municipality          91 303       105 604      118 967
-----------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                              235 169       253 924      288 583
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                              5 107 755     5 759 440    6 549 646
-----------------------------------------------------------------------------------------------

                                       27

                                   SCHEDULE 3

        DETERMINATION OF EACH MUNICIPALITY'S EQUITABLE SHARE OF THE LOCAL
    GOVERNMENT SPHERE'S SHARE OF REVENUE ANTICIPATED TO BE RAISED NATIONALLY

                                                           ------------------------------------
                                                                 NATIONAL FINANCIAL YEAR
                                                           ------------------------------------
                                                            COLUMN A            COLUMN B
-----------------------------------------------------------------------------------------------
                                                                           FORWARD ESTIMATES
                                                             2006/07     ----------------------
       NUMBER        MUNICIPALITY                          ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------

KWAZULU-NATAL

A                   eThekwini                               1 133 276    1 300 383    1 480 339
-----------------------------------------------------------------------------------------------

B           KZ211   Vulamehlo                                  14 893       11 343       12 832
B           KZ212   Umdoni                                      8 932        9 715       11 017
B           KZ213   Umzumbe                                    31 058       28 010       31 697
B           KZ214   uMuziwabantu                               16 439       13 967       15 822
B           KZ215   Ezinqolweni                                10 490        8 271        9 368
B           KZ216   Hibiscus Coast                             29 551       33 331       37 982
C           DC21    Ugu District Municipality                  90 521      103 392      117 226
-----------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                                     201 884      208 028      235 943
-----------------------------------------------------------------------------------------------

B           KZ221   uMshwathi                                  20 499       18 500       20 964
B           KZ222   uMngeni                                    12 061       13 201       15 035
B           KZ223   Mooi Mpofana                                7 446        7 524        8 542
B           KZ224   Impendle                                    7 957        7 470        8 449
B           KZ225   Msunduzi                                  119 512      136 640      155 965
B           KZ226   Mkhambathini                               12 411        9 375       10 612
B           KZ227   Richmond                                   11 888        9 805       11 106
C           DC22    uMgungundlovu District                    134 121      155 525      175 696
                    Municipality
-----------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                           325 895      358 040      406 370
-----------------------------------------------------------------------------------------------

B           KZ232   Emnambithi/Ladysmith                       34 480       38 259       43 440
B           KZ233   Indaka                                     18 566       20 075       22 739
B           KZ234   Umtshezi                                    9 564       10 348       11 744
B           KZ235   Okhahlamba                                 21 449       20 253       22 946
B           KZ236   Imbabazane                                 19 817       21 571       24 431
C           DC23    Uthukela District Municipality             87 242      101 237      114 664
-----------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                                 191 118      211 743      239 964
-----------------------------------------------------------------------------------------------

B           KZ241   Endumeni                                    8 564        9 512       10 816
B           KZ242   Nquthu                                     22 247       21 937       24 839
B           KZ244   Msinga                                     28 918       21 685       24 518
B           KZ245   Umvoti                                     16 708       13 808       15 646
C           DC24    Umzinyathi District Municipality           59 221       66 714       75 696
-----------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                              135 658      133 656      151 515
-----------------------------------------------------------------------------------------------

B           KZ252   Newcastle                                  90 042      105 278      119 853
B           KZ253   Utrecht                                     6 081        4 508        5 091
B           KZ254   Dannhauser                                 15 367       15 791       17 876
C           DC25    Amajuba District Municipality              40 702       47 293       53 433
-----------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                                 152 192      172 871      196 252
-----------------------------------------------------------------------------------------------

B           KZ261   eDumbe                                     12 950       12 092       13 706
B           KZ262   uPhongolo                                  20 555       19 783       22 428
B           KZ263   Abaqulusi                                  24 242       26 234       29 728
B           KZ265   Nongoma                                    26 641       22 791       25 788
B           KZ266   Ulundi                                     29 703       26 089       29 517
C           DC26    Zululand District Municipality             87 541       99 825      113 256
-----------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                                201 632      206 813      234 423
-----------------------------------------------------------------------------------------------

                                       28

                                   SCHEDULE 3

        DETERMINATION OF EACH MUNICIPALITY'S EQUITABLE SHARE OF THE LOCAL
    GOVERNMENT SPHERE'S SHARE OF REVENUE ANTICIPATED TO BE RAISED NATIONALLY

                                                           ------------------------------------
                                                                 NATIONAL FINANCIAL YEAR
                                                           ------------------------------------
                                                            COLUMN A            COLUMN B
-----------------------------------------------------------------------------------------------
                                                                           FORWARD ESTIMATES
                                                             2006/07     ----------------------
       NUMBER        MUNICIPALITY                          ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------

B           KZ271     Umhlabuyalingana                        22 222      16 750         18 941
B           KZ272     Jozini                                  28 026      22 669         25 644
B           KZ273     The Big Five False Bay                   7 328       4 612          5 204
B           KZ274     Hlabisa                                 22 135      18 246         20 601
B           KZ275     Mtubatuba                                6 419       5 582          6 323
C            DC27     Umkhanyakude District Municipality      61 982      65 359         74 131
-----------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                           148 112     133 218        150 845
-----------------------------------------------------------------------------------------------

B           KZ281     Mbonambi                                16 077      14 266         16 129
B           KZ282     uMhlathuze                              61 266      69 177         78 844
B           KZ283     Ntambanana                               9 675       6 744          7 613
B           KZ284     Umlalazi                                32 935      26 881         30 413
B           KZ285     Mthonjaneni                             11 266       8 373          9 487
B           KZ286     Nkandla                                 22 302      16 136         18 239
C            DC28     uThungulu District Municipality        127 361     145 389        164 262
-----------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                              280 881     286 965        324 987
-----------------------------------------------------------------------------------------------

B           KZ291     eNdondakusuka                           20 870      22 264         25 241
B           KZ292     KwaDukuza                               22 271      24 814         28 407
B           KZ293     Ndwedwe                                 25 013      20 067         22 698
B           KZ294     Maphumulo                               19 581      15 524         17 565
C            DC29     iLembe District Municipality            83 315      96 042        108 802
-----------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                                 171 049     178 711        202 713
-----------------------------------------------------------------------------------------------

B           KZ5a1     Ingwe                                   19 139      16 191         18 328
B           KZ5a2     Kwa Sani                                 5 040       4 134          4 674
B           KZ5a4     Greater Kokstad                         15 055      16 707         18 997
B           KZ5a5     Ubuhlebezwe                             19 073      16 363         18 516
B           KZ5a6     Umzimkhulu                              29 615      27 152         30 750
C            DC43     Sisonke District Municipality           61 412      77 744         88 364
-----------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                                149 334     158 291        179 628
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL  MUNICIPALITIES                       3 091 031   3 348 717      3 802 979
-----------------------------------------------------------------------------------------------

                                       29

                                   SCHEDULE 3

        DETERMINATION OF EACH MUNICIPALITY'S EQUITABLE SHARE OF THE LOCAL
    GOVERNMENT SPHERE'S SHARE OF REVENUE ANTICIPATED TO BE RAISED NATIONALLY

                                                           ------------------------------------
                                                                 NATIONAL FINANCIAL YEAR
                                                           ------------------------------------
                                                            COLUMN A            COLUMN B
-----------------------------------------------------------------------------------------------
                                                                           FORWARD ESTIMATES
                                                             2006/07     ----------------------
       NUMBER        MUNICIPALITY                          ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------

LIMPOPO
B           NP03a2   Makhuduthamaga                           44 113        48 238       54 636
B           NP03a3   Fetakgomo                                16 531        15 242       17 226
B           NP03a4   Greater Marble Hall                      21 395        23 252       26 356
B           NP03a5   Greater Groblersdal                      40 658        44 636       50 566
B           NP03a6   Greater Tubatse                          41 826        42 889       48 579
C            DC47    Greater Sekhukhune District             124 799       138 436      157 022
                     Municipality
-----------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES            289 322       312 693      354 385
-----------------------------------------------------------------------------------------------

B           NP331    Greater Giyani                           43 469        44 836       50 794
B           NP332    Greater Letaba                           41 303        44 888       50 876
B           NP333    Greater Tzaneen                          61 813        68 130       77 510
B           NP334    Ba-Phalaborwa                            20 208        21 266       24 125
B           NP335    Maruleng                                 18 437        17 740       20 084
C            DC33    Mopani District Municipality            152 651       183 205      207 994
-----------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                                 337 880       380 065      431 383
-----------------------------------------------------------------------------------------------

B           NP341    Musina                                    9 917        10 601       12 047
B           NP342    Mutale                                   16 477        13 759       15 558
B           NP343    Thulamela                                81 513        89 313      101 558
B           NP344    Makhado                                  73 824        81 514       92 708
C            DC34    Vhembe District Municipality            158 204       184 524      209 463
-----------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                                 339 936       379 710      431 334
-----------------------------------------------------------------------------------------------

B           NP351    Blouberg                                 27 660        27 226       30 835
B           NP352    Aganang                                  24 760        25 239       28 552
B           NP353    Molemole                                 23 256        25 454       28 847
B           NP354    Polokwane                               125 598       141 171      160 681
B           NP355    Lepelle-Nkumpi                           38 622        42 132       47 733
C            DC35    Capricorn District Municipality         141 824       165 458      187 287
-----------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                              381 721       426 679      483 934
-----------------------------------------------------------------------------------------------

B           NP361    Thabazimbi                               19 792        20 496       23 319
B           NP362    Lephalale                                29 891        33 030       37 515
B           NP364    Mookgopong                                7 955         8 500        9 656
B           NP365    Modimolle                                18 671        20 525       23 344
B           NP366    Bela Bela                                14 875        16 684       18 956
B           NP367    Mogalakwena                              78 251        88 532      100 665
C            DC36    Waterberg District Municipality          47 545        55 803       62 918
-----------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                              216 979       243 572      276 374
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                              1 565 837     1 742 719    1 977 410
-----------------------------------------------------------------------------------------------

                                       30

                                   SCHEDULE 3

        DETERMINATION OF EACH MUNICIPALITY'S EQUITABLE SHARE OF THE LOCAL
    GOVERNMENT SPHERE'S SHARE OF REVENUE ANTICIPATED TO BE RAISED NATIONALLY

                                                           ------------------------------------
                                                                 NATIONAL FINANCIAL YEAR
                                                           ------------------------------------
                                                            COLUMN A            COLUMN B
-----------------------------------------------------------------------------------------------
                                                                           FORWARD ESTIMATES
                                                             2006/07     ----------------------
       NUMBER        MUNICIPALITY                          ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------

MPUMALANGA

B            MP301   Albert Luthuli                           49 958        55 245       62 669
B            MP302   Msukaligwa                               34 283        38 525       43 765
B            MP303   Mkhondo                                  31 210        34 080       38 677
B            MP304   Pixley Ka Seme                           27 188        30 884       35 053
B            MP305   Lekwa                                    26 100        29 062       33 035
B            MP306   Dipaleseng                               14 698        16 458       18 676
B            MP307   Govan Mbeki                              65 331        73 988       84 466
C            DC30    Gert Sibande District Municipality      149 801       171 138      192 644
-----------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                           398 568       449 381      508 984
-----------------------------------------------------------------------------------------------

B            MP311   Delmas                                   16 839        18 886       21 458
B            MP312   Emalahleni                               60 811        68 104       77 899
B            MP313   Steve Tshwete                            30 611        34 902       39 856
B            MP314   Emakhazeni                               11 890        13 118       14 888
B            MP315   Thembisile                               70 806        78 736       89 325
B            MP316   Dr JS Moroka                             73 423        82 555       93 611
C            DC31    Nkangala District Municipality          188 428       215 278      242 003
-----------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                               452 809       511 580      579 039
-----------------------------------------------------------------------------------------------

B            MP321   Thaba Chweu                              24 749        27 264       30 996
B            MP322   Mbombela                                102 361       112 832      128 511
B            MP323   Umjindi                                  15 378        16 746       19 050
B            MP324   Nkomazi                                  81 926        90 335      102 717
B            MP325   Bushbuckridge                           113 530       153 945      175 543
C            DC32    Ehlanzeni District Municipality          94 771       111 901      126 168
-----------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                              432 714       513 022      582 986
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                           1 284 092     1 473 983    1 671 009
-----------------------------------------------------------------------------------------------

                                       31

                                   SCHEDULE 3

        DETERMINATION OF EACH MUNICIPALITY'S EQUITABLE SHARE OF THE LOCAL
    GOVERNMENT SPHERE'S SHARE OF REVENUE ANTICIPATED TO BE RAISED NATIONALLY

                                                           ------------------------------------
                                                                 NATIONAL FINANCIAL YEAR
                                                           ------------------------------------
                                                            COLUMN A            COLUMN B
-----------------------------------------------------------------------------------------------
                                                                           FORWARD ESTIMATES
                                                             2006/07     ----------------------
       NUMBER        MUNICIPALITY                          ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------

NORTHERN CAPE

B            NC451   Moshaweng                                19 551        22 017       24 972
B            NC452   Ga-Segonyana                             20 149        22 388       25 399
B            NC453   Gammagara                                 5 697         7 428        8 478
C            DC45    Kgalagadi District Municipality          32 449        28 205       31 802
-----------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                               77 846        80 038       90 651
-----------------------------------------------------------------------------------------------

B            NC061   Richtersveld                              4 012         4 388        4 967
B            NC062   Nama Khoi                                11 044        12 419       14 101
B            NC064   Kamiesberg                                4 098         4 465        5 044
B            NC065   Hantam                                    6 533         7 254        8 227
B            NC066   Karoo Hoogland                            4 471         4 784        5 405
B            NC067   Khai-Ma                                   4 243         4 498        5 082
C             DC6    Namakwa District Municipality            18 221        20 557       23 126
-----------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                                 52 622        58 364       65 952
-----------------------------------------------------------------------------------------------

B            NC071   Ubuntu                                    5 957         6 525        7 395
B            NC072   Umsobomvu                                 9 795        10 990       12 462
B            NC073   Emthanjeni                               11 598        13 130       14 898
B            NC074   Kareeberg                                 3 954         4 292        4 858
B            NC075   Renosterberg                              4 887         5 340        6 033
B            NC076   Thembelihle                               4 671         5 056        5 718
B            NC077   Siyathemba                                6 440         7 210        8 174
B            NC078   Siyancuma                                10 763        11 881       13 490
C             DC7    Karoo District Municipality              14 647        16 724       18 821
-----------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                                   72 711        81 149       91 850
-----------------------------------------------------------------------------------------------

B            NC081   Mier                                      3 333         3 216        3 627
B            NC082   !Kai! Garib                              15 213        15 929       18 126
B            NC083   //Khara Hais                             16 888        19 432       22 107
B            NC084   !Kheis                                    5 195         5 523        6 246
B            NC085   Tsantsabane                               9 174         9 557        9 637
B            NC086   Kgatelopele                               4 807         5 308        6 017
              DC8    Siyanda District Municipality            26 290        29 649       33 389
-----------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                                 80 901        88 612       99 150
-----------------------------------------------------------------------------------------------

B            NC091   Sol Plaatje                              50 356        58 016       66 244
B            NC092   Dikgatlong                               14 344        16 044       18 197
B            NC093   Magareng                                  9 351        10 526       11 935
B            NC094   Phokwane                                 20 471        23 045       26 179
C             DC9    Frances Baard District Municipality      45 909        52 701       59 314
-----------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                          140 432       160 332      181 868
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                          424 513       468 496      529 471
-----------------------------------------------------------------------------------------------

                                       32

                                   SCHEDULE 3

     DETERMINATION OF EACH MUNICIPALITY'S EQUITABLE SHARE OF THE LOCAL
GOVERNMENT SPHERE'S SHARE OF REVENUE ANTICIPATED TO BE RAISED NATIONALLY

                                                           ------------------------------------
                                                                 NATIONAL FINANCIAL YEAR
                                                           ------------------------------------
                                                            COLUMN A            COLUMN B
-----------------------------------------------------------------------------------------------
                                                                           FORWARD ESTIMATES
                                                             2006/07     ----------------------
       NUMBER        MUNICIPALITY                          ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------

NORTH WEST

B           NW371    Moretele                                 47 984        53 117       60 218
B           NW372    Madibeng                                 88 000        98 600      112 279
B           NW373    Rustenburg                               87 839        92 464      105 694
B           NW374    Kgetlengrivier                           13 363        14 978       17 007
B           NW375    Moses Kotane                             72 634        81 570       92 558
C            DC37    Bojanala Platinum District              139 081       161 441      181 845
                     Municipality
-----------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                      448 901       502 170      569 601
-----------------------------------------------------------------------------------------------

B           NW381    Ratlou                                   20 179        22 079       25 006
B           NW382    Tswaing                                  19 625        21 531       24 410
B           NW383    Mafikeng                                 37 640        42 446       48 334
B           NW384    Ditsobotla                               24 546        27 018       30 655
B           NW385    Zeerust                                  24 673        26 979       30 573
C            DC38    Central District Municipality           151 124       174 893      197 987
-----------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                                277 787       314 946      356 965
-----------------------------------------------------------------------------------------------

B           NW391    Kagisano                                 18 837        19 275       21 806
B           NW392    Naledi                                   11 034        12 181       13 830
B           NW393    Mamusa                                   10 052        10 952       12 423
B           NW394    Greater Taung                            30 600        32 911       37 246
B           NW395    Molopo                                    4 509         4 041        4 552
B           NW396    Lekwa-Teemane                             8 945         9 743       11 063
C            DC39    Bophirima District Municipality          72 694        83 935       95 142
-----------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                              156 671       173 038      196 062
-----------------------------------------------------------------------------------------------

B           NW401    Ventersdorp                              14 585        16 302       18 504
B           NW402    Potchefstroom                            28 189        32 404       37 050
B           NW403    Klerksdorp                              111 882       128 716      146 924
B           NW404    Maquassi Hills                           24 000        27 198       30 891
B           NW405    Merafong City                            68 625        63 499       72 771
C            DC40    Southern District Municipality           72 047        85 364       96 252
-----------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                               319 328       353 483      402 391
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                           1 202 687     1 343 637    1 525 019
-----------------------------------------------------------------------------------------------

                                       33

                                   SCHEDULE 3

        DETERMINATION OF EACH MUNICIPALITY'S EQUITABLE SHARE OF THE LOCAL
    GOVERNMENT SPHERE'S SHARE OF REVENUE ANTICIPATED TO BE RAISED NATIONALLY

                                                           ------------------------------------
                                                                 NATIONAL FINANCIAL YEAR
                                                           ------------------------------------
                                                            COLUMN A            COLUMN B
-----------------------------------------------------------------------------------------------
                                                                           FORWARD ESTIMATES
                                                             2006/07     ----------------------
       NUMBER        MUNICIPALITY                          ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------

WESTERN CAPE

A                    City of Cape Town                      1 280 807    1 435 058    1 634 485
-----------------------------------------------------------------------------------------------
B            WC011   Matzikama                                 10 831       12 158       13 859
B            WC012   Cederberg                                  9 151       10 044       11 414
B            WC013   Bergrivier                                 7 790        8 587        9 783
B            WC014   Saldanha Bay                              12 215       13 859       15 850
B            WC015   Swartland                                  9 352       10 217       11 688
C             DC1    West Coast District Municipality          43 320       50 172       56 527
-----------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES                               92 659      105 037      119 120
-----------------------------------------------------------------------------------------------

B            WC022   Witzenberg                                15 169       16 757       19 080
B            WC023   Drakenstein                               24 230       27 748       31 955
B            WC024   Stellenbosch                              15 111       17 168       19 798
B            WC025   Breede Valley                             21 672       24 800       28 416
B            WC026   Breede River Winelands                    16 919       19 144       21 792
C             DC2    Cape Winelands District Municipality     127 434      145 358      163 641
-----------------------------------------------------------------------------------------------
TOTAL: CAPE WINELANDS MUNICIPALITIES                          220 535      250 976      284 681
-----------------------------------------------------------------------------------------------

B            WC031   Theewaterskloof                           17 618       19 709       22 463
B            WC032   Overstrand                                13 018       14 873       16 964
B            WC033   Cape Agulhas                               5 862        6 636        7 543
B            WC034   Swellendam                                 6 700        7 423        8 426
C             DC3    Overberg District Municipality            24 681       28 538       32 115
-----------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                                 67 879       77 178       87 511
-----------------------------------------------------------------------------------------------

B            WC041   Kannaland                                  6 725        7 372        8 357
B            WC042   Hessequa                                   9 450       10 777       12 249
B            WC043   Mossel Bay                                14 269       16 356       18 654
B            WC044   George                                    24 568       28 454       32 635
B            WC045   Oudtshoorn                                14 434       16 383       18 633
B            WC047   Bitou                                      8 382        9 530       10 844
B            WC048   Knysna                                    11 253       12 756       14 537
C             DC4    Eden District Municipality                74 734       86 282       97 204
-----------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                                    163 815      187 911      213 113
-----------------------------------------------------------------------------------------------

B            WC051   Laingsburg                                 3 190        3 383        3 815
B            WC052   Prince Albert                              3 597        3 783        4 271
B            WC053   Beaufort West                              9 434       10 657       12 093
C             DC5    Central Karoo District Municipality        9 897        8 548        9 626
-----------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES                            26 117       26 371       29 804
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                          1 851 811    2 082 530    2 368 715
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
NATIONAL TOTAL                                             18 057 940   20 075 620   22 774 767
-----------------------------------------------------------------------------------------------

                                       34

                                   SCHEDULE 4

        ALLOCATIONS TO PROVINCES TO SUPPLEMENT THE FUNDING OF PROGRAMMES
                  OR FUNCTIONS FUNDED FROM PROVINCIAL BUDGETS

-----------------------------------------------------------------------------------------------------------------------------
                                                                                          COLUMN A            COLUMN B
                                                                                         ------------------------------------
                                                                                                         FORWARD ESTIMATES
                  NAME OF                                                                  2006/07     ----------------------
    VOTE        ALLOCATION       PURPOSE          TYPE OF ALLOCATION      PROVINCE       ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          R'000           R'000        R'000

AGRICULTURE  Comprehensive      To expand the    General conditional   Eastern Cape          57 061       69 838       73 190
(VOTE 25)    Agricultural       provision of     allocation to         Free State            25 306       38 084       39 912
             Support            agricultural     provinces             Gauteng                6 873       19 651       20 594
             Programme          support                                KwaZulu-Natal         55 524       68 301       71 579
                                services and                           Limpopo               50 143       62 921       65 941
                                promote and                            Mpumalanga            28 355       41 133       43 107
                                facilitate                             Northern Cape         15 777       28 555       29 926
                                agricultural                           North West            40 313       53 091       55 639
                                development.                           Western Cape          20 648       33 426       35 030
                                                                       ------------------------------------------------------
                                                                       TOTAL                300 000      415 000      434 918
-----------------------------------------------------------------------------------------------------------------------------
HEALTH       (a) Health         To support the   Nationally assigned   Eastern Cape         127 566      133 944      140 641
(VOTE 16)    Professions        training and     function to           Free State            92 517       97 143      102 000
             Training and       development of   provinces             Gauteng              554 039      581 741      610 828
             Development        health                                 KwaZulu-Natal        192 373      201 992      212 092
                                professionals.                         Limpopo               72 411       76 032       79 834
                                                                       Mpumalanga            54 363       57 081       59 935
                                                                       Northern Cape         41 069       43 122       45 278
                                                                       North West            62 564       65 692       68 977
                                                                       Western Cape         323 278      339 442      356 414
                                                                       ------------------------------------------------------
                                                                       TOTAL              1 520 180    1 596 189    1 675 999
-----------------------------------------------------------------------------------------------------------------------------
             (b) National       To fund          Nationally assigned   Eastern Cape         374 203      392 913      412 559
             Tertiary Services  provinces to     function to           Free State           458 043      480 945      504 992
                                plan, modernise, provinces             Gauteng            1 866 094    1 959 399    2 057 369
                                rationalise and                        KwaZulu-Natal        732 167      768 078      806 482
                                transform the                          Limpopo               71 579       71 648       75 230
                                tertiary                               Mpumalanga            44 757       46 995       49 345
                                hospital service                       Northern Cape         92 286      107 975      113 374
                                delivery platform                      North West            69 380       70 509       74 034
                                in line with                           Western Cape       1 272 640    1 322 744    1 388 881
                                national policy                        ------------------------------------------------------
                                objectives.                            TOTAL              4 981 149    5 221 206    5 482 266
-----------------------------------------------------------------------------------------------------------------------------

                                       35

                                   SCHEDULE 4

 ALLOCATIONS TO PROVINCES TO SUPPLEMENT THE FUNDING OF PROGRAMMES OR FUNCTIONS
                         FUNDED FROM PROVINCIAL BUDGETS

-----------------------------------------------------------------------------------------------------------------------------
                                                                                          COLUMN A            COLUMN B
                                                                                         ------------------------------------
                                                                                                         FORWARD ESTIMATES
                  NAME OF                                 TYPE OF                         2006/07      ----------------------
    VOTE        ALLOCATION            PURPOSE            ALLOCATION      PROVINCE       ALLOCATION     2007/08       2008/09
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          R'000           R'000        R'000

LAND AFFAIRS Land Distribution: To contribute towards    Nationally        Gauteng            8 000           --           --
(VOTE 29)    Alexandra Urban    the purchase of land     assigned
             Renewal Project    for the relocation and   function
             Grant              settlement of            to provinces
                                Alexandra residents
                                and other qualifying
                                beneficiaries.
                                                                           --------------------------------------------------
                                                                           TOTAL              8 000           --           --
-----------------------------------------------------------------------------------------------------------------------------
NATIONAL     Provincial         To fund the              General           Eastern Cape     742 057      984 943    1 055 321
TREASURY     Infrastructure     construction,            conditional       Free State       242 678      438 423      469 935
(VOTE 8)     Grant              maintenance and          allocation to     Gauteng          407 745      406 127      432 411
                                rehabilitation of new    provinces         KwaZulu-Natal    870 486    1 120 474    1 197 518
                                and existing                               Limpopo          729 464      830 980      891 221
                                infrastructure in                          Mpumalanga       316 596      410 263      438 718
                                education, roads,                          Northern Cape    201 733      279 241      299 098
                                health and agriculture.                    North West       354 373      496 918      531 737
                                                                           Western Cape     252 987      356 656      380 748
                                                                           --------------------------------------------------
                                                                           TOTAL          4 118 119    5 324 025    5 696 707
-----------------------------------------------------------------------------------------------------------------------------

                                       36

                                   SCHEDULE 4

      ALLOCATIONS TO MUNICIPALITIES TO SUPPLEMENT THE FUNDING OF FUNCTIONS
                         FUNDED FROM MUNICIPAL BUDGETS

-----------------------------------------------------------------------------------------------------------------------------
                                                                                          COLUMN A            COLUMN B
                                                                                         ------------------------------------
                                                                                                         FORWARD ESTIMATES
                        NAME OF                                                            2006/07     ----------------------
    VOTE              ALLOCATION                               PURPOSE                   ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           R'000         R'000        R'000

PROVINCIAL AND    Municipal              To supplement municipal capital budgets to
LOCAL             Infrastructure Grant   fund backlogs in municipal infrastructure
GOVERNMENT        (MIG)                  required for the provision of basic
(VOTE 5)                                 services primarily for poor households.          6 265 300    7 148 564   8 053 090
-----------------------------------------------------------------------------------------------------------------------------
                                                                           TOTAL          6 265 300    7 148 564   8 053 090
                                                                           -------------------------------------------------

                                       37

                                   SCHEDULE 5

                    SPECIFIC PURPOSE ALLOCATIONS TO PROVINCES

-----------------------------------------------------------------------------------------------------------------------------
                                                                                          COLUMN A            COLUMN B
                                                                                         ------------------------------------
                                                                                                         FORWARD ESTIMATES
                 NAME OF                                 TYPE OF                           2006/07     ----------------------
   VOTE        ALLOCATION              PURPOSE          ALLOCATION          PROVINCE     ALLOCATION    2007/08       2008/09
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          R'000           R'000        R'000

AGRICULTURE  Land Care           To address the        Conditional         Eastern Cape       6 675        7 010       7 345
(VOTE 25)    Programme Grant:    degradation problems  allocation          Free State         3 115        3 270       3 428
             Poverty Relief      of                                        Gauteng            3 115        3 270       3 428
             and                 natural/agricultural                      KwaZulu-Natal      6 675        7 010       7 345
             Infrastructure      resources and to                          Limpopo            7 565        7 943       8 325
             Development         improve the                               Mpumalanga         4 005        4 205       4 407
                                 socio-economic                            Northern Cape      5 785        6 075       6 366
                                 status and food                           North West         4 450        4 672       4 897
                                 security of rural                         Western Cape       3 115        3 270       3 428
                                 communities.                              --------------------------------------------------
                                                                           TOTAL             44 500       46 725      48 969
-----------------------------------------------------------------------------------------------------------------------------
EDUCATION    (a) Further         To recapitalise the   Conditional         Eastern Cape      61 000       79 000      115 550
(VOTE 15)    Education and       public Further        allocation          Free State        30 000       36 000       52 200
             Training College    Education and                             Gauteng          106 000      135 000      168 080
             Sector              Training colleges to                      KwaZulu-Natal     90 000      115 000      162 930
             Recapitalisation    improve their                             Limpopo           43 000       68 000      113 245
                                 capacity to                               Mpumalanga        32 000       40 000       37 500
                                 contribute to skills                      Northern Cape     10 000        8 000        7 620
                                 development training                      North West        28 000       34 000       60 570
                                 in the country.                           Western Cape      70 000       80 000       77 305
                                                                           --------------------------------------------------
                                                                           TOTAL            470 000      595 000      795 000
-----------------------------------------------------------------------------------------------------------------------------
             (b) HIV and Aids    To promote HIV and    Conditional         Eastern Cape      25 113       26 369       28 144
             (Life Skills        Aids and life skills  allocation          Free State         8 424        8 845        9 440
             Education)          education in primary                      Gauteng           20 012       21 013       22 427
                                 and secondary                             KwaZulu-Natal     32 994       34 644       36 976
                                 schools.                                  Limpopo           21 594       22 673       24 199
                                                                           Mpumalanga        10 936       11 483       12 256
                                                                           Northern Cape      2 457        2 580        2 754
                                                                           North West        11 071       11 624       12 406
                                                                           Western Cape      11 870       12 464       13 303
                                                                           --------------------------------------------------
                                                                           TOTAL            144 471      151 695      161 905
-----------------------------------------------------------------------------------------------------------------------------

                                       38

                                   SCHEDULE 5

                   SPECIFIC PURPOSE ALLOCATIONS TO PROVINCES

-----------------------------------------------------------------------------------------------------------------------------
                                                                                          COLUMN A            COLUMN B
                                                                                         ------------------------------------
                                                                                                         FORWARD ESTIMATES
                                                          TYPE OF                          2006/07     ----------------------
    VOTE     NAME OF ALLOCATION  PURPOSE                ALLOCATION          PROVINCE     ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          R'000           R'000        R'000

EDUCATION    (c) National School  To contribute to      Conditional        Eastern Cape     233 882      245 576      257 634
(VOTE 15)    Nutrition Programme  enhanced learning     allocation         Free State        64 784       68 023       77 876
                                  capacity through                         Gauteng           99 921      104 917      122 298
                                  school feeding.                          KwaZulu-Natal    239 372      251 341      273 878
                                                                           Limpopo          202 039      212 141      222 558
                                                                           Mpumalanga        84 549       88 777       93 136
                                                                           Northern Cape     29 647       31 129       32 657
                                                                           North West        95 529      100 305      105 230
                                                                           Western Cape      48 313       50 729       53 220
                                                                           --------------------------------------------------
                                                                           TOTAL          1 098 036    1 152 938    1 238 487
-----------------------------------------------------------------------------------------------------------------------------
HEALTH       (a) Comprehensive    To enable the         Conditional        Eastern Cape     218 021      228 922      241 421
(VOTE 16)    HIV and Aids         health sector to      allocation         Free State       142 265      149 378      157 534
                                  develop an                               Gauteng          252 695      265 330      279 817
                                  effective response                       KwaZulu-Natal    344 304      361 519      381 258
                                  to the HIV and Aids                      Limpopo          175 861      184 654      194 736
                                  epidemic and other                       Mpumalanga       107 479      112 853      119 015
                                  matters.                                 Northern Cape     68 603       72 033       75 966
                                                                           North West       142 316      149 432      157 591
                                                                           Western Cape     115 670      121 454      128 085
                                                                           --------------------------------------------------
                                                                           TOTAL          1 567 214    1 645 575    1 735 423
             ----------------------------------------------------------------------------------------------------------------
             (b) Forensic         To provide for the    Conditional        Eastern Cape      79 994       69 273       59 447
             Pathology Services   transitional          allocation         Free State        41 494       30 422       31 198
                                  activities required                      Gauteng           76 752       79 428       74 086
                                  and to initiate the                      KwaZulu-Natal    126 568      149 671      126 439
                                  development and                          Limpopo           38 385       41 930       34 423
                                  provision of a                           Mpumalanga        40 307       49 893       41 037
                                  comprehensive                            Northern Cape     23 631       21 396       16 127
                                  Forensic Pathology                       North West        29 440       29 945       28 586
                                  Service (FPS) in                         Western Cape      68 605       79 425       55 535
                                  order to ensure
                                  impartial
                                  professional
                                  evidence for the
                                  criminal justice
                                  system concerning
                                  death due to                             --------------------------------------------------
                                  unnatural causes.                        TOTAL            525 176      551 383      466 878
-----------------------------------------------------------------------------------------------------------------------------

                                       39

                                   SCHEDULE 5

                    SPECIFIC PURPOSE ALLOCATIONS TO PROVINCES

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 COLUMN A           COLUMN B
                                                                                               ------------------------------------
                                                                                                               FORWARD ESTIMATES
                   NAME OF                                           TYPE OF                    2006/07      ----------------------
  VOTE           ALLOCATION                PURPOSE                 ALLOCATION   PROVINCE       ALLOCATION     2007/08      2008/09
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  R'000        R'000       R'000

HEALTH         (c) Hospital      To provide funding to enable      Conditional  Eastern Cape      105 318      139 945     154 508
(VOTE 16)      Revitalisation    provinces to plan, manage,        allocation   Free State         45 673       50 838      50 706
                                 modernise, rationalise and                     Gauteng           327 525      431 732     652 681
                                 transform the infrastructure,                  KwaZulu-Natal     205 171      316 325     479 424
                                 health technology,                             Limpopo            48 247       66 908      55 487
                                 monitoring and evaluation of                   Mpumalanga         53 477       74 263      62 840
                                 hospitals and to transform                     Northern Cape     313 649      334 425     218 951
                                 hospital management and                        North West        190 884      184 296     183 822
                                 improve quality of care in                     Western Cape      149 703      107 897     124 244
                                 line with national policy                      --------------------------------------------------
                                 objectives.                                    TOTAL           1 439 647    1 706 629   1 982 663
----------------------------------------------------------------------------------------------------------------------------------
HOUSING        Integrated        To finance the implementation of  Conditional  Eastern Cape      761 994      952 554   1 046 566
(VOTE 28)      Housing and       National Housing programmes, and  allocation   Free State        522 601      653 293     717 770
               Human Settlement  to facilitate habitable, stable                Gauteng         1 757 666    2 197 223   2 414 079
               Development       and sustainable human                          KwaZulu-Natal   1 048 376    1 310 555   1 439 900
                                 settlements.                                   Limpopo           521 331      651 705     716 025
                                                                                Mpumalanga        421 002      526 286     578 228
                                                                                Northern Cape     104 774      130 976     143 903
                                                                                North West        613 405      766 806     842 485
                                                                                Western Cape      598 800      748 548     822 426
                                                                                --------------------------------------------------
                                                                                TOTAL           6 349 949    7 937 946   8 721 382
----------------------------------------------------------------------------------------------------------------------------------
SPORT AND      Mass Sport and    To fund the promotion of mass     Conditional  Eastern Cape       17 060       22 893      31 498
RECREATION     Recreation        participation within              allocation   Free State          9 780       11 820      14 880
SOUTH AFRICA   Participation     disadvantaged communities in a                 Gauteng            16 820       22 461      30 904
(VOTE 19)      Programme         selected number of sport                       KwaZulu-Natal      21 300       30 524      41 997
                                 activities and the empowerment                 Limpopo            14 820       18 862      25 951
                                 of communities to manage these                 Mpumalanga         10 020       12 150      15 345
                                 activities.                                    Northern Cape       6 200        6 920       8 000
                                                                                North West         10 900       13 360      17 050
                                                                                Western Cape       12 100       15 010      19 375
                                                                                --------------------------------------------------
                                                                                TOTAL             119 000      154 000     205 000
----------------------------------------------------------------------------------------------------------------------------------
TRANSPORT      Gautrain Rapid    National government contribution  Conditional  Gauteng         3 241 000    2 151 000   1 736 000
(VOTE 33)      Rail Link         to the Gauteng Provincial         allocation
                                 Government for the construction
                                 of the Gautrain Rapid
                                 Rail network.
                                                                                --------------------------------------------------
                                                                                TOTAL            3 241 000   2 151 000   1 736 000
----------------------------------------------------------------------------------------------------------------------------------

                                       40

SCHEDULE 5: FURTHER EDUCATION AND TRAINING COLLEGE SECTOR RECAPITALISATION GRANT

----------------------------------------------------------------------------------------------------------------------
                                                                                   COLUMN A            COLUMN B
                                                                                  ------------------------------------
                                                                                                  FORWARD ESTIMATES
                                                          FURTHER EDUCATION         2006/07     ----------------------
   VOTE         NAME OF ALLOCATION         PROVINCE     AND TRAINING COLLEGES     ALLOCATION     2007/08      2008/09
----------------------------------------------------------------------------------------------------------------------
                                                                                   R'000           R'000        R'000

EDUCATION      Further Education and     Eastern Cape   Buffalo City                14 000         15 000       14 880
(VOTE 15)      Training College Sector                  E Cape Midlands              9 000         11 000       17 490
               Recapitalisation                         Ikhala College               6 000          9 000       18 830
                                                        Ingwe College                2 000          6 000       14 300
                                                        King Hintsa College          2 000          6 000       14 000
                                                        King Sabata College          5 000          7 000       11 110
                                                        Lovedale College            10 000         10 000        9 760
                                                        Port Elizabeth College      13 000         15 000       15 180
                                                        --------------------------------------------------------------
                                                        TOTAL                       61 000         79 000      115 550
                                         -----------------------------------------------------------------------------

                                         Free State     Flavius Mareka College       6 000          7 000       10 570
                                                        Goldfields College          10 000         11 000       11 530
                                                        Maluti College               5 000          7 000       16 100
                                                        Motheo College               9 000         11 000       14 000
                                                        --------------------------------------------------------------
                                                        TOTAL                       30 000         36 000       52 200
                                         -----------------------------------------------------------------------------
                                         Gauteng        Central Johannesburg        15 000         18 000       20 460
                                                        Ekhuruleni West             18 000         20 000       21 590
                                                        Ekhuruleni East             13 000         17 000       25 700
                                                        Sedibeng                    11 000         14 000       19 900
                                                        South West College          12 000         15 000       19 530
                                                        Tshwane South               20 000         23 000       26 120
                                                        Tshwane North               14 000         20 000       23 650
                                                        Western College              3 000          8 000       11 130
                                                        --------------------------------------------------------------
                                                        TOTAL                      106 000        135 000      168 080
----------------------------------------------------------------------------------------------------------------------

                                       41

SCHEDULE 5: FURTHER EDUCATION AND TRAINING COLLEGE SECTOR RECAPITALISATION GRANT

-------------------------------------------------------------------------------------------------------------------
                                                                                 COLUMN A            COLUMN B
                                                                                -----------------------------------
                                                                                                FORWARD ESTIMATES
                                                       FURTHER EDUCATION          2006/07     ----------------------
 VOTE        NAME OF ALLOCATION         PROVINCE     AND TRAINING COLLEGES      ALLOCATION      2007/08      2008/09
-------------------------------------------------------------------------------------------------------------------
                                                                                 R'000           R'000        R'000

EDUCATION   Further Education and    KwaZulu-Natal   Coastal College              18 000         19 000      18 000
(VOTE 15)   Training College Sector                  Esayidi College              14 000         15 000      20 615
            Recapitalisation                         Majuba College               16 000         17 000      16 100
                                                     Mnambithi College             3 000          6 000      13 530
                                                     Mthashana College             2 000         10 000      18 180
                                                     Sivananda College            10 000         11 000      20 715
                                                     Thekwini College              3 000          9 000      13 400
                                                     Umfolozi College             15 000         18 000      21 000
                                                     Umgungundlovu College         9 000         10 000      21 390

                                                     --------------------------------------------------------------
                                                     TOTAL                        90 000        115 000     162 930
                                     ------------------------------------------------------------------------------
                                     Limpopo         Capricorn College            11 000         16 000      28 650
                                                     Lephalale College             5 000          8 000       9 880
                                                     Letaba College                6 000         11 000      13 490
                                                     Mopani College                6 000         12 000      21 500
                                                     Sekhukhune College            4 000          9 000      19 950
                                                     Vhembe College                5 000          2 000       3 495
                                                     Waterberg College             6 000         10 000      16 280

                                                     --------------------------------------------------------------
                                                     TOTAL                        43 000         68 000     113 245
                                     ------------------------------------------------------------------------------
                                     Mpumalanga      Ehlanzani College             8 000         10 000      10 410
                                                     Gert Sibande College          7 000         11 000      15 190
                                                     Nkangala College             17 000         19 000      11 900

                                                     --------------------------------------------------------------
                                                     TOTAL                        32 000         40 000      37 500
                                     ------------------------------------------------------------------------------
                                     Northern Cape   Rural College                 5 000          5 000       5 000
                                                     Urban College                 5 000          3 000       2 620

                                                     --------------------------------------------------------------
                                                     TOTAL                        10 000          8 000       7 620
-------------------------------------------------------------------------------------------------------------------

                                       42

SCHEDULE 5: FURTHER EDUCATION AND TRAINING COLLEGE SECTOR RECAPITALISATION GRANT

-------------------------------------------------------------------------------------------------------------------
                                                                                 COLUMN A            COLUMN B
                                                                               ------------------------------------
                                                                                               FORWARD ESTIMATES
                                                       FURTHER EDUCATION        2006/07     -----------------------
 VOTE      NAME OF ALLOCATION         PROVINCE       AND TRAINING COLLEGES     ALLOCATION      2007/08      2008/09
-------------------------------------------------------------------------------------------------------------------
                                                                                 R'000           R'000        R'000

EDUCATION  Further Education and     North West      Orbit College                11 000         12 000      22 890
(VOTE 15)  Training College Sector                   Taletso College               7 000         10 000      14 670
           Recapitalisation                          Vuselela College             10 000         12 000      23 010

                                                     --------------------------------------------------------------
                                                     TOTAL                        28 000         34 000      60 570
                                     ------------------------------------------------------------------------------
                                     Western Cape    Boland College               11 000         12 000      14 140
                                                     Cape Town College            16 000         17 000       6 425
                                                     False Bay College            13 000         14 000      15 520
                                                     Northlink College            15 000         16 000       9 850
                                                     South Cape College           10 000         13 000      18 300
                                                     West Coast Colege             5 000          8 000      13 070

                                                     --------------------------------------------------------------
                                                     TOTAL                        70 000         80 000      77 305
-------------------------------------------------------------------------------------------------------------------

                                       43

                                   SCHEDULE 6

                 SPECIFIC PURPOSE ALLOCATIONS TO MUNICIPALITIES

-------------------------------------------------------------------------------------------------------------------
                                                                                 COLUMN A            COLUMN B
                                                                                -----------------------------------
                                                                                                FORWARD ESTIMATES
                   NAME OF                                                        2006/07     ---------------------
  VOTE            ALLOCATION                         PURPOSE                    ALLOCATION     2007/08      2008/09
-------------------------------------------------------------------------------------------------------------------
                                                                                   R'000       R'000        R'000

RECURRENT GRANTS
--------------------------------------------------------------------------------
PROVINCIAL   Municipal Systems         To assist municipalities in building        200 000      200 000     200 000
AND LOCAL    Improvement               in-house capacity to perform their
GOVERNMENT                             functions and stabilize institutional
(VOTE 5)                               and governance systems.

-------------------------------------------------------------------------------------------------------------------
NATIONAL     (a) Local Government:     To promote and support reforms to           145 250      145 250     150 000
TREASURY     Financial                 financial management and the
(VOTE 8)     Management                implementation of the Municipal
                                       Finance Management Act.

             ------------------------------------------------------------------------------------------------------
             (b) Local Government      To support municipal restructuring          350 000      350 000          --
             Restructuring             initiatives of large municipalities.

-------------------------------------------------------------------------------------------------------------------
WATER        Water Services            To augment the Water Trading Account to     500 000      550 000     600 000
AFFAIRS      Operating Subsidy         subsidise water schemes owned and/or
AND          (Augmentation to the      operated by the department or by other
FORESTRY     Water Trading             agencies on behalf of the department.
(VOTE 34)    Account)

-------------------------------------------------------------------------------------------------------------------
                                                               TOTAL             1 195 250     1 245 25    950 000
                                                              -----------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
INFRACTURE GRANTS
--------------------------------------------------------------------------------
MINERALS     National                  To implement the National                   391 130     406 627      457 637
AND ENERGY   Electrification           Electrification Programme by providing
(VOTE 30)    Programme                 capital subsidies to municipalities to
                                       address electrification backlogs of
                                       permanently occupied residential
                                       dwellings, the installlation of bulk
                                       infrastructure and rehabilitation of
                                       electrification infrastructure.

-------------------------------------------------------------------------------------------------------------------
TRANSPORT    Public Transport          To provide for accelerated planning,        519 000     624 000    1 790 000
(VOTE 33)    Infrastructure and        establishment, construction and
             Systems                   improvement of new and existing public
                                       transport and non-motorized transport
                                       infrastructure and systems.

-------------------------------------------------------------------------------------------------------------------
                                                              TOTAL                910 130    1 030 627   2 247 637
                                                              -----------------------------------------------------

                                       44

                                   SCHEDULE 7

    ALLOCATIONS-IN-KIND TO MUNICIPALITIES FOR DESIGNATED SPECIAL PROGRAMMES

-------------------------------------------------------------------------------------------------------------------
                                                                                 COLUMN A            COLUMN B
                                                                                -----------------------------------
                                                                                                FORWARD ESTIMATES
                   NAME OF                                                       2006/07      ---------------------
  VOTE            ALLOCATION                         PURPOSE                    ALLOCATION     2007/08     2008/09
-------------------------------------------------------------------------------------------------------------------
                                                                                   R'000       R'000        R'000

NATIONAL     (a) Local Government:    To promote and support reforms to             53 407       53 407      50 000
TREASURY     Financial Management     financial management and the
(VOTE 8)                              implementation of the Municipal Finance
                                      Management Act.

             ------------------------------------------------------------------------------------------------------
             (b) Local                To provide municipalities with                50 000      950 000   1 500 000
             Neighbourhood            technical assistance to develop
             Development Partnership  appropriate project proposals for property developments in townships and
                                      new residential neighbourhoods that
                                      include the construction or upgrading
                                      of community facilities, and where
                                      appropriate attract private sector
                                      funding and input.

-------------------------------------------------------------------------------------------------------------------
MINERALS     National                 To implement the National                    977 165    1 016 083   1 142 758
AND          Electrification          Electrification Programme by providing
ENERGY       Programme                capital subsidies to Eskom to address
(VOTE 30)                             electrification backlogs of permanently
                                      occupied residential dwellings, the
                                      installation of bulk infrastructure and
                                      rehabilitation of electrification
                                      infrastructure.

-------------------------------------------------------------------------------------------------------------------
WATER        Water Services           To augment the national Department of        490 500      490 025     530 507
AFFAIRS      Operating Subsidy        Water Affairs and Forestry's trading
AND          (Augmentation to the     account to subsidise water schemes
FORESTRY     Water Trading            owned and/or operated by the department
(VOTE 34)    Account)(1)              or by other agencies on behalf of the
                                      department.

-------------------------------------------------------------------------------------------------------------------
                                                              TOTAL              1 571 072    2 509 515   3 223 265
                                                              -----------------------------------------------------

                                       45

                        MEMORANDUM ON THE OBJECTS OF THE
                         DIVISION OF REVENUE BILL, 2006

1.    Section 214(1) of the Constitution of the Republic of South Africa, 1996,
      requires that an Act of Parliament must provide for--

      1.1   the equitable division of revenue raised nationally among the national, provincial and local spheres of government;

      1.2   the determination of each province's equitable share of the provincial share of that revenue; and

      1.3   any other allocations to provinces, local government or
            municipalities from the national government's share of that revenue, and for any conditions on which those allocations may be made.

2.    Section 10 of the Intergovernmental Fiscal Relations Act, 1997 (Act No. 97
      of 1997) ("the Act"), requires that, as part of the process of the enactment of the Act of Parliament referred to in paragraph 1, each year when the annual budget is introduced, the Minister of Finance ("the
      Minister") must introduce in the National Assembly, a Division of Revenue
      Bill ("the Bill") for the financial year to which that budget relates.

3.    The Act requires that the Bill be accompanied by a memorandum explaining--

      3.1   how the Bill takes account of each of the matters listed in section
            214(2)(a) to (j) of the Constitution;

      3.2   the extent to which account was taken of any recommendations of the
            Financial and Fiscal Commission ("the FFC") submitted to the
            Minister or as a result of consultations with the FFC; and

      3.3   any assumptions or formulae used in arriving at the respective shares of the three spheres of government and the division of the provincial share between the nine provinces.

4.    The Bill is introduced in compliance with the requirements of the
      Constitution and the Act as set out in paragraphs 1 to 3 above.

5.    The memorandum referred to in paragraph 3 above will be attached as
      "Annexure E" to the Budget Review which will be made available on Budget
      Day.

6.    The allocations contemplated in section 214(1) of the Constitution are set out in seven schedules to the Bill, namely--

      6.1   Schedule 1, which sets out the respective shares of anticipated revenue raised nationally in respect of the national, provincial and local spheres of government;

      6.2   Schedule 2, which sets out the respective shares of each province;

      6.3   Schedule 3, which deals with the respective shares of each municipality;

      6.4   Schedule 4, which sets out allocations to provinces and
            municipalities to supplement the funding of programmes funded from provincial and municipal budgets;

      6.5   Schedule 5, which sets out specific-purpose allocations to identified provin- cial departments;

      6.6   Schedule 6, which sets out specific-purpose allocations to local government; and

                                           46

      6.7   Schedule 7, which sets out allocations-in-kind to municipalities for designated special programmes.

7.    The following is a brief summary of the Bill:

      Clause 1          contains the relevant definitions;

      Clause 2          sets out the object of this Bill;

      Clause 3          provides for the equitable division of anticipated
                        revenue raised nationally among the national, provincial
                        and local spheres of government in Schedule 1;

      Clause 4          provides for each province's equitable share, which is
                        set out in Schedule 2, and for a payment schedule in
                        terms of which such shares must be transferred;

      Clause 5          provides for local government's equitable share of
                        revenue and the determination of each municipality's
                        share of that revenue;

      Clause 6          determines what must happen if actual revenue raised
                        falls short of or exceeds anticipated revenue for the
                        financial year;

     Clause  7          provides for conditional allocations to provinces from
                        the national government's equitable share, set out in
                        Schedules 4 and 5 to the Bill;

      Clause 8          provides for conditional allocations to municipalities
                        from the national government's equitable share, set out
                        in Schedules 6 and 7 to the Bill;

      Clauses 9 to 14   provide for matters related to specific
                        conditional allocations, specifically the--

                        o  Provincial Infrastructure allocations;

                        o  Gautrain Rapid Rail Link allocation;

                        o  Municipal Infrastructure allocations;

                        o  municipal capacity building allocations;

                        o  Water Services Operating and Transfer Subsidy
                           allocation; and

                        o  Integrated Housing and Human Settlement Development
                           allocation;

      Clause 15 to 23   provide for general matters related to
                        conditional allocations, specifically--

                        o  provides for publication of allocations and
                           frameworks;

                        o  provides for frameworks for Schedule 4 allocations;

                        o  requires that conditional allocations may only be
                           used for their stated purpose and subject to stated
                           conditions;

                        o  provides for the withholding of conditional
                           allocations under certain circumstances;

                        o  provides for the stopping of allocations under
                           certain circumstances;

                        o  enables the National Treasury to reallocate
                           allocations stopped where significant under
                           expenditure is anticipated and to reallocate such
                           allocations to other provinces or municipalities;

                        o  provides for risk management in respect of Schedule
                           5 and 6 allocations;

                        o  provides for uncommitted Schedule 5 or 6 allocations
                           to revert to the National Revenue Fund at the end of
                           the financial year;

                        o  regulates transfers to public entities for the
                           provision municipal services or municipal functions,
                           specifically the National Electrification Programme;

      Clauses 24 to 30  set out the duties of transferring national officers, receiving officers, category C municipalities,
                        provincial accounting offic- ers and provincial
                        treasuries;

      Clause 31 to 32   sets out the responsibilities of the National
                        Treasury, the powers of the Auditor-General;

                                           47

      Clause 33         provides for the submission and approval of payment
                        schedules;

      Clause 34         provides for the amendment of a payment schedule;

      Clause 35         provides that an allocation to a category B
                        municipality with low capacity may be transferred to the
                        Category C municipality, within whose area of
                        jurisdiction it is located, or the relevant province to
                        facilitate the proper administration of the allocation;

      Clause 36         provides for the correction of any allocation in
                        error;

      Clause 37         provides for the process of dealing with allocations
                        to provinces and municipalities, which are not set out
                        in the Schedules to the Bill;

      Clause 38         provides for the progressive implementation of the
                        Crossboundary Municipalities Laws Repeal and Related
                        Matters Act, 2005;

      Clause 39         provides for the delayed implementation of changes to
                        municipal or provincial boundaries affected in the
                        2006/07 financial year;

      Clause 40         enables the National Treasury to require preparatory
                        information and plans from national and provincial
                        departments, and municipalities in preparation for the
                        2006/07 financial year;

      Clause 41         provides for allocations prior to the commencement of
                        the Division of Revenue Act, 2007;

      Clause 42         provides for allocations by public entities to
                        municipalities;

      Clause 43         allocates financial liability for costs incurred in
                        respect of litigation as a result of contravention of
                        the principles of co-operative governance and
                        intergovernmental relations;

      Clause 44         provides for certain transfers to constitute
                        unauthorised or irregular expenditure in terms of the
                        Public Finance Management Act;

      Clause 45         provides that non-compliance with the Bill
                        constitutes financial misconduct;

      Clause 46         enables the Minister to delegate any powers or assign
                        any duties entrusted to the National Treasury in this
                        Bill to an official of the National Treasury;

      Clause 47         enables the National Treasury to exempt transferring
                        officers from reporting requirements and other
                        responsibilities;

      Clause 48         enables the Minister to make regulations regarding
                        any matter which may or must be prescribed or which it
                        is necessary to prescribe for the effective
                        implementation of the Bill;

      Clause 49         makes provision for the repeal of the Division of
                        Revenue Act, 2004 (Act No. 5 of 2004); and

      Clause 50         sets out the short title and commencement date of the
                        Bill.

8.     PARLIAMENTARY PROCEDURE

      8.1   The State Law Advisers and the National Treasury are of the opinion that this Bill must be dealt with in accordance with the procedure prescribed by section 76(1) of the Constitution since it provides for legislation envisaged in Chapter 13 of the Constitution and it includes provisions affecting the financial interests of the provincial sphere of government as contemplated in section 76(4)(b)
            of the Constitution.

      8.2   The State Law Advisers are of the opinion that it is not necessary to refer this Bill to the National House of Traditional Leaders in terms of section 18(1)(a) of the Traditional Leadership and
            Governance Framework Act, 2003 (Act No. 41 of 2003), since it does not contain provisions pertaining to customary law or customs of traditional communities.

                                       48

                         DIVISION OF REVENUE ATTACHMENTS

                                                                           Page

1.    Annexure E of the Budget Review: Explanatory Memorandum on
      the Division of Revenue .............................................  50

2.    Appendix E1: Frameworks for Conditional Grants to Provinces .........  80

3.    Appendix E2: Frameworks for Conditional Grants to
      Municipalities ...................................................... 106

4.    Appendix E3: Specific Purpose Allocations to Municipalities
      (Schedule 6): Recurrent Grants ...................................... 117

5.    Appendix E4: Infrastructure Grant Allocations to
      Municipalities (Schedules 4 and 6) .................................. 140

6.    Appendix E5: Allocations-In-Kind to Municipalities
      (Schedule 7) ........................................................ 163

7.    Appendix E6: Equitable Share and Total Allocations to
      Municipalities by National and Municipal Financial Years ............ 175

8.    Appendix E7: Equitable Share Allocations to Municipalities
      (Equitable Share Formula Allocations + RSC Levies
      Replacement + Special Contribution towards Councillor
      Remuneration ........................................................ 187

                                       49

               EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

                         ("ANNEXURE E" OF BUDGET REVIEW)

                                       50

                                                                               E

EXPLANATORY MEMORANDUM
TO THE DIVISION OF REVENUE

BACKGROUND

Section 214(1) of the Constitution of South Africa requires that every year a
Division of Revenue Act determine the equitable division of nationally raised revenue between the three spheres of government. The Intergovernmental Fiscal
Relations Act (1997) reinforces section 214 of the Constitution by promoting cooperative governance on fiscal, budgetary and financial matters and by prescribing the process for determining the equitable sharing and allocation of revenue raised nationally. Sections 9 and 10(4) of the act set out the consultation process to be followed with the Financial and Fiscal Commission
(FFC), including the process of considering recommendations made with regard to the equitable division of nationally raised revenue.

This explanatory memorandum to the 2006 Division of Revenue Bill fulfils the requirement set out in section 10(5) of the Intergovernmental Fiscal Relations
Act that requires the Division of Revenue Bill to be accompanied by an explanatory memorandum detailing how the bill takes account of the matters listed in section 214(2) (a) to (j) of the Constitution, government's response to the recommendations of the Financial and Fiscal Commission, and any
assumptions and formulae used in arriving at the respective divisions among provinces and municipalities. The explanatory memorandum contains five parts:

o     Part 1 describes the division of resources between the three spheres of government

o     Part2 sets out how the FFC's recommendations on the 2006divisionof revenue have been taken into account

o     Part3 explains the formulaand criteria for the division of the provincial equitable share and for conditional grants to provinces.

o     Part4 sets out the formulaand criteria for the division of the local government equitable share and conditional grants between municipalities.

o     Part5 summarises issues that will form part of subsequent reviews of provincial and local government fiscal frameworks.

This memorandum should be read with the Division of Revenue Bill. The Division of Revenue Bill and its underlying allocations are the culmination of extensive consultation processes between the three spheres of government. The Budget
Council and Budget Forum deliberated on the matters discussed in this memorandum at meetings held on 18 July 2005 and 13 October 2005. The approach to local government allocations was discussed with organised local government at several technical meetings with the South African Local Government Association (SALGA), culminating in a meeting of the Budget Forum (Budget Council plus SALGA) on 18
July 2005 and 13 October 2005. An extended Cabinet meeting, involving cabinet ministers, premiers of provinces and the chairperson of SALGA was held on 19
October 2005 and agreed on the final budget priorities and the division of revenue over the next three years.

                                       51

PART 1: THE 2006 DIVISION OF REVENUE

Taking into account government's spending priorities, the revenue-raising capacity and functional responsibilities of each sphere, inputs from various intergovernmental forums and the recommendations of the FFC, and excluding debt service costs, the total to be shared between the three spheres amounts to
R362,7 billion, R395,8 billion and R427,5 billion over each of the MTEF years.
The 2006 division of revenue seeks to strengthen the ability of provinces and municipalities to provide basic services and perform the functions allocated to them, and provide for their developmental and other needs. This year's division of revenue is framed in the backdrop of the accelerated and shared growth initiative. Further, the design of the equitable share formulae for both provincial and local governments are such that these spheres have desirable, stable and predictable revenue shares, and that economic and fiscal disparities that exist are addressed. Section 6 of the Division of Revenue Bill also ensures that the provincial and local governments are protected against any shocks should revenue shortfalls from nationally raised revenue arise.

GOVERNMENT'S POLICY PRIORITIES FOR THE 2006 MTEF

Government seeks, through the annual Budget, to redress the legacy of historical injustice, provide for the progressive realisation of basic social rights, address economic disparities, and ensure that future generations will enjoy the fruits of broad-based development and robust economic growth. Government's priorities over the medium term centre on promoting economic growth through an increase in the rate of productive investment in the economy; improving the quality of livelihoods for the marginalised by encouraging employment and enterprise development; maintaining a social security net while mobilising human resources and investing in community services; improving the state's capacity by enhancing public administration; and promoting international and regional partnerships for growth and development. To achieve these objectives the following form the core areas that the 2006 Budget will be supporting:

o     Education and the labour market: A core priority for the period ahead is to strengthen education and improve performance of the labour market.
      Investing in people and ensuring that skills development
      complementsemployment creation, are critical platforms on which to build future prosperity.

o     Targeted welfare services: Alongside an expanded income security net, shared growth must also involve targeted welfare services and stronger partnerships with non-governmentalwelfare organisations. Addressing the impact of HIV and AIDS, care of child-headed households and appropriatemanagement of children in conflict with the law are among the social service priorities for the 2006 Budget.

o     Improving the built environment: Housing delivery needs to be accelerated, together with municipal capacity building and investment by both the public and the private sectors in improving the quality of life in poor neighbourhoods.

o     Investment in economic infrastructure: Economic infrastructure for a more rapidlygrowing economy includes power generation capacity, rehabilitation and expansion of road and rail transport networks, improved water resource management and modernisation of communications.

o     Industrial development and employment creation: Industrial development and employment creation will be boosted over the period ahead through several sectoral growth initiatives, improved spatial and intergovernmental planning and targeted research and technology investment. Small business development and more effective economic regulation are aimed in part at bridging the dividebetween the formal and informal sectors.

                                       52

o     Support for the integrated justice system: The challenge of reducing crime, improving the performanceof courts and security services and improving safety on our roads remain key priorities for the years ahead.

o     Matters of national interest: South Africa continues to extend and deepen its diplomatic presence on the African continent and participation in various international forums. Defence modernisation and military skills development are prioritised for the 2006 Budget in line with South
      Africa's current and potential involvement in international affairs.

o     Strengthening service delivery capacity: Public administration reform is strongly focused on building local government capacity and improving training activities across the public service.

TableE.1 shows how the additional allocations are apportioned to the different priority areas across the three spheres of government.

TABLE E.1 2006 BUDGET PRIORITIES - ADDITIONAL MTEFALLOCATIONS, 2006/07 - 2008/09

--------------------------------------------------------------------------------------------------------------
R MILLION                                                         2006/07    2007/08    2008/09        TOTAL
--------------------------------------------------------------------------------------------------------------

PROVINCIAL EQUITABLE SHARE                                          3 511      9 517     17 853        30 881
   includes school education, health care, welfare services,
   provincial roads, agriculture and economic development
EDUCATION, HEALTH AND WELFARE
Higher education and recapitalisation of FET institutions             350        750      1 300         2 400
Revitalisation of hospitals and forensic pathology services           340        554        657         1 551
Social grants and SA Social Security Agency administration            660        910      1 090         2 660
HOUSING AND COMMUNITY DEVELOPMENT
Housing grants                                                        800      1 200      1 500         3 500
Municipal infrastructure, transport                                 1 180      1 470      3 100         5 750
and water schemes
Community libraries, cultural institutions, sports promotion          170        428        843         1 441
Neighbourhood development partnerships                                 50        950      1 500         2 500
Soccer World Cup infrastructure                                       400      1 000      1 600         3 000
ECONOMIC INFRASTRUCTURE INVESTMENT
National roads and rail                                               600      1 100      1 800         3 500
rehabilitation
Gautrain rapid rail link                                            3 241      2 151      1 736         7 128
Industrial development zones and other infrastructure                 445        790      1 050         2 285
INDUSTRIAL DEVELOPMENT, SCIENCE & TECHNOLOGY
Research and Development                                              285        430        640         1 355
Pebble Bed Modular Reactor & NECSA                                    650        120        110           880
Tourism promotion                                                      20         60        100           180
Regulatory capacity                                                   199        187        214           600
JUSTICE AND CRIME PREVENTION
Courts administration and capacity                                    350        550        900         1 800
SA Police Service infrastructure and personnel                        509        962      2 095         3 566
INTERNATIONAL RELATIONS AND DEFENCE
Military skills development                                           100        200        300           600
Defence modernisation, IT and infrastructure                          691        940      1 430         3 061
Foreign Affairs capacity and African Renaissance Fund                 229        320        367           916
PUBLIC ADMINISTRATION CAPACITY
Maintenance and investment in government accommodation                988      1 095      1 198         3 281
Municipal equitable share & Project consolidate                       563        730        967         2 260
National Treasury - SARS & financial management systems               420        680        840         1 940
Statistics SA                                                         168        123        274           565
Other adjustments                                                   1 389      1 789      3 073         6 251
Less: Infrastructure announced in 2005 & savings                   -2 922     -3 669     -5 102       -11 693
--------------------------------------------------------------------------------------------------------------
TOTAL POLICY ADJUSTMENTS                                           15 386     25 337     41 435        82 158
--------------------------------------------------------------------------------------------------------------

                                       53

FISCAL FRAMEWORK

Table E.2 presents medium-term macroeconomic forecasts for the 2006 Budget. It sets out the growth assumptions and fiscal policy targets on which the fiscal framework is based.

TABLE E.2 MEDIUM-TERM MACROECONOMIC ASSUMPTIONS, 2005/06 - 2008/09

-------------------------------------------------------------------------------------------------------------
                                       2005/06               2006/07             2007/08          2008/09
                                    2005       2006      2005      2006       2005      2006        2006
R BILLION                          BUDGET     BUDGET    BUDGET    BUDGET     BUDGET    BUDGET      BUDGET
-------------------------------------------------------------------------------------------------------------

Gross domestic product              1 528,6   1 559,6   1 674,0    1 714,5   1 847,3   1 884,9       2 095,9
   Real GDP growth                      4,1%      4,9%      3,9%       4,8%      4,4%      4,7%          5,3%
   GDP inflation                        5,7%      4,6%      5,2%       5,4%      5,3%      5,7%          4,7%
-------------------------------------------------------------------------------------------------------------
NATIONAL BUDGET FRAMEWORK
Revenue                               369,9     411,1     405,4      446,4     444,6     492,0         547,1
   Percentage of GDP                   24,2%     26,4%     24,2%      26,0%     24,1%     26,1%         26,1%
Expenditure                           417,8     419,0     456,4      472,7     494,9     519,2         571,3
   Percentage of GDP                   27,3%     26,9%     27,3%      27,6%     26,8%     27,5%         27,3%
Budget deficit                        -47,9      -7,9     -51,0      -26,4     -50,3     -27,2         -24,2
   Percentage of GDP                   -3,1%     -0,5%     -3,0%      -1,5%     -2,7%     -1,4%         -1,2%
-------------------------------------------------------------------------------------------------------------

Table E.3 sets out the impact of policy decisions on the division of revenue.

TABLE E.3 DIVISION OF REVENUE BETWEEN SPHERES OF GOVERNMENT, 2002/03 - 2008/09

------------------------------------------------------------------------------------------------------------
                                    2002/03   2003/04   2004/05    2005/06   2006/07    2007/08     2008/09
R MILLION                                     OUTCOME              REVISED        MEDIUM-TERM ESTIMATES
------------------------------------------------------------------------------------------------------------

National departments                129 297   148 142   168 018    196 429   214 964    233 996     254 495
Provinces                           107 317   122 673   137 836    154 528   176 679    196 351     217 481
   Equitable share                   93 895   107 538   120 885    135 292   150 753    167 701     187 100
   Conditional grants                13 422    15 135    16 951     19 237    25 926     28 649      30 382
Local government                      8 102    11 581    13 837     16 859    26 532     30 503      35 575
   Equitable share                    4 187     6 350     7 678      9 643    18 058     20 076      22 775
   Conditional grants                 3 916     5 231     6 159      7 215     8 474     10 428      12 801
------------------------------------------------------------------------------------------------------------
NON-INTEREST ALLOCATIONS            244 717   282 396   319 690    367 816   418 176    460 850     507 552
   Percentage increase                 13,7%     15,4%     13,2%      15,1%     13,7%      10,2%       10,1%
State debt cost                      46 808    46 313    48 851     51 160    52 049     53 324      55 716
Contingency reserve                      --        --        --         --     2 500      5 000       8 000
------------------------------------------------------------------------------------------------------------
MAIN BUDGET EXPENDITURE             291 525   328 709   368 541    418 976   472 725    519 174     571 268
   Percentage increase                 10,9%     12,8%     12,1%      13,7%     12,8%       9,8%       10,0%
------------------------------------------------------------------------------------------------------------
Percentage shares
   National departments                52,8%     52,5%     52,6%      53,4%     51,4%      50,8%       50,1%
   Provinces                           43,9%     43,4%     43,1%      42,0%     42,3%      42,6%       42,8%
   Local government                     3,3%      4,1%      4,3%       4,6%      6,3%       6,6%        7,0%
------------------------------------------------------------------------------------------------------------

Table E.4 shows how additional resources are divided among the three spheres of government. The new priorities and additional allocations are accommodated through reprioritisation and growth in the resource envelope.

TABLE E.4 CHANGES OVER BASELINE, 2006/07 - 2008/09

--------------------------------------------------------------------------------
R MILLION                        2006/07            2007/08            2008/09
--------------------------------------------------------------------------------
National departments               6 303              9 436             14 742
Provinces                          7 791             13 352             21 806
Local government                   8 292             10 549             13 887
--------------------------------------------------------------------------------
ALLOCATED EXPENDITURE             22 386             33 337             50 435
--------------------------------------------------------------------------------

                                       54

Table E.5 sets out Schedule 1 of the Division of Revenue Bill, which reflects the legal division of revenue between the three spheres. In this division, the national share includes all conditional grants to the other two spheres in line with section 214(1) of the Constitution, and the provincial and local government allocations reflect their equitable shares only.

TABLE E.5 SCHEDULE 1 OF THE DIVISION OF REVENUE BILL, 2006/07 - 2008/09

--------------------------------------------------------------------------------
                             2006/07         2007/08                    2008/09
                            COLUMN A                       COLUMN B
R MILLION                  ALLOCATION                  FORWARD ESTIMATES
--------------------------------------------------------------------------------
National(1),(2)               303 914        331 397                    361 393
Provincial                    150 753        167 701                    187 100
Local                          18 058         20 076                     22 775
--------------------------------------------------------------------------------
TOTAL                         472 725        519 174                    571 268
--------------------------------------------------------------------------------

1.    National share includes conditional grants to provinces and local government, debt service cost and the contingency reserve.

2.    The direct charges for the provincial equitable share are netted out.

The 2006 Budget Review sets out in detail how the constitutional issues and government's priorities are taken into account in the 2006 division of revenue.
It focuses on the economic and fiscal policy considerations, revenue issues, debt and financing considerations and expenditure plan of government. Aspects of national, provincial and local government financing are discussed in some detail in chapters 6 and 7. For this reason, this memorandum should be read with the
2006 Budget Review.

PART 2: RESPONSE TO THE RECOMMENDATIONS OF THE FINANCIAL AND FISCAL COMMISSION

Section 214 of the Constitution and section 9 of the Intergovernmental Fiscal
Relations Act require the FFC to make recommendations in April every year, or soon after, on the division of revenue for the coming budget. The FFC complied with this obligation by tabling its submission entitled Annual Submission for the Division of Revenue 2006/07 in Parliament in April 2005. The FFC also submitted two supplementary proposals in December 2005. The first supplementary submission makes a recommendation on the development component of the local government equitable share formula. The second proposal deals with the financing of municipal health services.

This part of the explanatory memorandum complies with the Constitution and section 10 of the Intergovernmental Fiscal Relations Act by setting out how government has taken into account the FFC's recommendations when determining the division of revenue for the 2006 MTEF. The FFC proposals, although covering a broad range of issues, are divided into two main parts. The first part deals mainly with the division of revenue and focuses on the following areas:

o     It reviews the conditional grant system as it pertains to the national tertiary services and the health professions training and development grants;

o     It makes proposals on the financing of social welfare services now that the social securitygrant functionhas shifted to the national sphere.

o     It analyses the framework on the assignment of powers and functions in the intergovernmental system and outlines a number of unresolved issues in this regard.

o     It reviews the institutional and funding framework for housing.

o     It outlines the current policy, legislative, and funding framework for transport provision.

o     It makes proposals on the financing of municipal health services.

                                       55

o     It makes recommendations on the developmental component of the local government equitable share.

REVIEW OF HEALTH CONDITIONAL GRANTS

FFC proposal on the national tertiary services grant

In relation to the national tertiary services grant (NTSG) the FFC recommends that government continue using the conditional grant mechanism to finance tertiary services. Most tertiary services and other specialised health services are currently provided in some, but not all provinces, and spill-over effects in relation to tertiary and other highly specialised health services are likely to persist in the short to medium term. The FFC also recommends that government clarify why the NTSG is only meant to compensate provinces for cross-boundary flows/referrals relating to level 3 (tertiary) health care services and not level2 (secondary)healthcare services. The FFC further recommends that government develop a national policy framework that clearly defines the required minimum level of service for all hospital services, distinguishing clearly between the requirementsfor secondary and tertiary health care services. The framework should also indicate expected service levels, human resource requirements, financial and capital resource requirements, and the funding mechanism for the provision of tertiary and secondaryhealth care services.

Government's response

Government agrees that the conditional grant mechanism should be retained for national tertiary services,as these and other highly specialised services are disproportionately spread across the country, and spillovers persist. However, government is of the view that the grant be reformed to accommodate the modernisation of tertiary services (MTS) proposals. Ultimately certain basic tertiary services (e.g. basic ophthalmology),once well established in all provinces, should shift to the equitable share.

This grant is not extended to level 2 (secondary) health services as it targets highly specialised tertiary services that require national planning.Level2 health services are considered to be a function that all provinces should provide. Further, the extent of spillover of level 2 services is not known as the data to capture this is inadequate.

The recommendation that a national policy framework be developed that clearly defines the required minimum level of service for all hospital services, distinguishing clearly between the requirements for secondary and tertiaryhealthcareservices, is supported, albeit within a clearly defined range.

FFC proposal on the health professions training and development grant

The FFC recommends that the Health Professions Training and Development Grant
(HTPDG) be kept as a conditional grant and that its framework be tightened to ensure that it is used only to fund accredited qualifications and training.

Government's response

Government agrees that the HTPDG shouldbe retained as a conditional grant.
Further, government recognises the need for the grant to be redesigned to improve its efficiency and to make sure that it is used only to fund accredited qualifications and training.

                                       56

THE FINANCING OF SOCIAL WELFARE SERVICES

FFC proposal on the financing of social welfare services through the provincial equitable share Anticipating the possible disjuncture between the national payment of social security grants and the provincial delivery of social welfare services, the FFC recommends that specific consideration be given to allocating funds to social welfare services in the provincial equitable share.

Government's response

Government agrees that financing of social welfare services should be augmented through the provincial equitable share and has made substantial allocations for the function over the next three years.

FFC proposal on the setting of norms and standards for the delivery of a defined minimum basket of social welfare services by provinces

The FFC recommends that government work faster to set the norms and standards for the delivery of a defined minimum basket of social welfare services by provinces. In particular, government should define the basket of social welfare services, and develop a rigorous, transparent and robust way of calculating the reasonable operating costs of efficient and effective social welfare services.
To ensure uniformity and compliance, government should set norms and standards informed by national legislation and policies, country level priorities and norms, while local needs, goals and anticipated outcomes should be reflected at the provincial level.

Government's response

Government supports the need to have a clearly defined basket of social welfare services, and norms and standards at which these should be delivered. Government is undertaking a study to clearly define this basket. This will apply especially to statutory services and will provide for provincial flexibility to deliver the services based on available resources, and in line with the provinces'
circumstances, given that these services are often delivered by NGOs.

FRAMEWORK FOR THE ASSIGNMENT OF POWERS AND FUNCTIONS IN SOUTH AFRICA'S
INTERGOVERNMENTAL SYSTEM

FFC proposal on the framework on the assignment of powers and functions to local government

The FFC recommends that the Department of Provincial and Local Government's framework on the assignment of powers and functions to local government and the instruments that give effect to the framework should be finalised as a matter of urgency.

In addition, an intergovernmental assignment framework that applies to all three spheres of government should be developed. This framework should seek to identify the location of powers and functions according to generally accepted intergovernmental fiscal principles as outlined in sections 41(1), 126, and 156 of the Constitution; ensure that agreement on funding arrangements is reached before a function is assigned; develop criteria for assessing whether a sphere of government has sufficient capacity to fulfil a function; and rationalise the institutional arrangements for assigning or delegating functions. In addition, monitoring capacity should be established in the national sphere of government to ensure that assignment and delegation processes are consistent with the intergovernmental framework for the assignment of functions.

                                       57

The FFC further recommends that for any function that may be assigned or delegated, government should develop a clear definition of that function, and develop norms and standards for that function, to understand service level responsibilities and concomitant funding implications.

Government's response

Government agrees that the framework on the assignment of powers and functions to local government and the instruments that give effect to it should be finalised as a matter of urgency. The current framework provides for the assignment of powers and functions to the local sphere only. Government supports the need to develop an intergovernmental assignment framework that applies to all three spheres. Such a framework should clearly define a function to be assigned, the roles and responsibilities of each party in such assignment and assess its concomitant funding implications. However, not every function lends itself to tightly defined norms and standards.

ASSESSMENT OF THE INSTITUTIONAL AND FUNDING FRAMEWORK FOR HOUSING DELIVERY

FFC proposals on housing delivery

The FFC proposals on the institutional and funding framework for housing delivery discuss steps to speed up service delivery; accreditation of municipalities; management of rental schemes; and alignment of new housing subsidies, municipal infrastructure and the local government equitable share to ensure the sustained delivery of basic services.

The FFC proposes that government address housing delivery bottlenecks to reduce underspending in provinces. It further proposes that where municipalities have the capacity to become accredited to administer housing programmes, government should ensure that funds are available to administer the function; consider the funding implications of any policy changes; and funding gaps, particularly in municipalities with weak capacity.

Rental housing for low-income earners is becoming a permanent feature of the housing programme. In this regard, the FFC proposes that a sustainable financial framework for the demand for rental housing schemes be developed.

Lastly, the FFC proposes that consideration be given to link new housing subsidies with the municipal infrastructure grant (MIG) and the equitable share formula to ensure that municipalities can deliver basic services to poor households.

Government's response

The speedy delivery of quality low-cost housing remains one of government's key developmental goals. Government fully supports the FFC's recommendation that all bottlenecks to reduce underspending in provinces be addressed. Government is providing technical assistance to provinces and municipalities to unblock stalled housing projects and fast-track emergency housing delivery. These interventions also aim to improve the built environment and to ensure sustainable human settlements. The accreditation of municipalities is one such intervention. Government agrees with the FFC that accreditation should be done in a manner that does not destabilise the financial viability of municipalities.
The Housing Act (1997) stipulates how such accreditation should take place.
However, given the process and requirements for accreditation, it is doubtful that municipalities with poor fiscal capacity would be considered for accreditation.

Government agrees that a sustainable financial framework for the ongoing demands for rental housing schemes should be developed. The new social housing policy provides this framework, while the 2006 Budget provides for the establishment of a social housing regulatory authority and social housing institutions to manage this portfolio.

                                       58

Government supports the principle that increases in the housing conditional grant be matched by increases in the MIG and the local government equitable share. In the current budget, the housing conditional grant, MIG and the local government equitable share are growing on more or less the same trajectory.
However, it should be noted that the local government equitable share supports municipalities, particularly the poorer ones, to deliver free basic services, and that municipalities should augment these from their own resources. The proposed alignment may prove very difficult given the lag that exists between when a subsidy is approved and when a house is completed. Secondly, MIG does not target new housing only - it also funds the development of municipal infrastructure in existing housing settlements. Thirdly, MIG and the local government equitable share are pro-poor, and linking them to new subsidies would introduce a regressive element, since poor municipalities (with a lesser demand for housing) would not be receiving the funds needed to roll-out free basic services. It is thus clear that the important equity and fiscal capacity considerations purported by the FFC will not be achieved through alignment.

TRANSPORT FUNDING ISSUES

FFC proposal on transport funding issues

The FFC recommends that criteria and processes for classifying all roads and assigning each class of roads to the respective sphere of government or category of local government be developed as a matter of urgency. Further, it proposes that the length and condition of all roads, and the estimated expenditure needed for rehabilitation and maintenance, be assessed; and that government should develop a coherent funding framework for roads. This framework should consider the role of the provincial equitable share and existing provincial funding and the MIG.

The FFC also propose that government:

o     Consider the devolutionof bus and taxisubsidies to municipalities where the capacity exists to manage these services.

o     Implementmechanisms to improve the efficiency of intermodal transport planning.

o     Address certain issues that need tobe resolved for setting up transport authorities, including funding arrangements and how the authorities'
      governing bodies are constituted.

Government's response

Government agrees that the process of reclassifying roads and their assignment to the various spheres of government should be completed, a condition analysis of the road network should be undertaken, and that a funding framework for roads should be developed. A technical roads coordinating body is currently working on this.

Government has always held the view that the bus and taxi subsidies should be devolved to municipalities, and the newly established transport authorities are expected to play a key role in this process.

Government supports the proposal that mechanisms be put in place to improve the efficiency of intermodal transport planning.

DECENTRALISATION OF HEALTH CARE

FFC proposal on the decentralisation of health care

The FFC recommends that environmental health care be added to the list of basic services under the local government equitable share formula, and that a detailed
'environmental health care package' be developed.

                                       59

Government's response

Government agrees that environmental health care services should be included in the package of basic services funded through the local government equitable share. The 2006 Budget provides for the phasing in of environmental health care services until the estimated costs of providing the service are matched. At the same time, the basic component of the local government equitable share formula is adjusted to include environmental health care services in metropolitan and district municipalities.

On the need to develop an environmental health care package, government is of the view that its elements are adequately listed in the National Health Act
(2003).

DEVELOPMENT COMPONENT OF LOCAL GOVERNMENT EQUITABLE SHARE FORMULA

FFC proposal on the development component of equitable share formula

The FFC proposes that the development component not be incorporated in the local government equitable share formula as it will not result in an overall increase in the local government equitable share but will result in the realignment of the relative shares within the same envelope. The FFC is of the view that the developmental needs of local governments should be better accounted for by designing a formula that fully accounts for the full expenditure needs of local government. This will require:

o     Recognition that for municipalities to fully engage in stimulating local economic development, theyneed not provide four basic services, but additional services covering a wide arrayof public services such as all-weather road, street lights, and environmental health care, public transport, housing, etc.

o     Designing a process of "costing out" a full arrayof local services to ensure that the basic services and the development needs of municipalities are taken into account inthe formula, and together account for the full expenditure needs of local government.

Government's response

Government agrees that the development component should not be included in the formula, as its inclusion will not result in an overall increase in the local government equitable share and may create unintended distortions in municipal equitable shares. Government also notes the FFC comments that the development needs of local governments would be better accounted for by designing a formula that fully accounts for the full expenditure needs of local government.
Government would welcome specific proposals from the FFC as to how this could be achieved.

PART 3: PROVINCIAL ALLOCATIONS

Sections 214 and 227 of the Constitution require that an equitable share of nationally raised revenue be allocated to the provincial sphere of government to enable the provinces to provide basic services and perform the other functions allocated to them.

PROVINCIAL EQUITABLE SHARE

The provincial equitable share allocation is the main source of revenue for funding provincial expenditure. The provincial equitable share is R150,8 billion in 2006/07, R167,7 billion in 2007/08, and R187,1 billion in 2008/09. The division of the equitable share allocation among provinces is done through an objective redistributive formula.

                                       60

TABLE E.6 TOTAL TRANSFERS TO PROVINCES, 2006/07

--------------------------------------------------------------------------------
                               EQUITABLE         CONDITIONAL            TOTAL
R MILLION                        SHARE             GRANTS             TRANSFERS
--------------------------------------------------------------------------------
Eastern Cape                      24 643               2 810             27 453
Free State                         9 595               1 687             11 282
Gauteng                           23 362               8 744             32 106
KwaZulu-Natal                     32 052               3 965             36 018
Limpopo                           20 616               1 996             22 612
Mpumalanga                        11 227               1 208             12 435
Northern Cape                      3 452                 916              4 367
North West                        12 347               1 653             13 999
Western Cape                      13 459               2 948             16 407
--------------------------------------------------------------------------------
TOTAL                            150 753              25 926            176 679
--------------------------------------------------------------------------------

The equitable share formula

The equitable share formula is reviewed and updated every year for new data, taking account the recommendations of the FFC. For the 2006 Budget the formula was updated for data and the weights remained unchanged. The formula (Table E.7)
consists of four main components and two smaller elements, which capture the relative demand for services between provinces and take into account particular provincial circumstances:

o     An education share (51 per cent) based on the size of the school-age population (ages 5-17) and the average number of learners (Grade R to 12)
      enrolled in public ordinary schools for the past three years

o     A health share (26percent) based on the proportionof the population with and without access to medical aid

o     A basic share (14 per cent) derived from each province's share of the national population

o     An institutional component (5 per cent) divided equally between the provinces

o     A poverty component (3per cent) reinforcing the redistributive bias of the formula

o     An economic output component (1 per cent) based on GDP by region (GDP-R)
      data.

TABLE E.7DISTRIBUTING THE EQUITABLESHARE, PERCENTAGES BYPROVINCE

-----------------------------------------------------------------------------------------------------
                    EDUCATION     HEALTH    BASIC SHARE   POVERTY    ECONOMIC    INSTITU-    TARGET
PERCENTAGE                                                           ACTIVITY     TIONAL     SHARES
-----------------------------------------------------------------------------------------------------

Weighting                51,0       26,0           14,0       3,0         1,0        5,0      100,0
-----------------------------------------------------------------------------------------------------
Eastern Cape             17,4       15,3           14,4      21,0         8,1       11,1       16,1
Free State                5,8        6,1            6,1       7,1         5,5       11,1        6,2
Gauteng                  13,8       17,7           19,8      11,2        33,0       11,1       15,6
KwaZulu-Natal            22,8       21,7           20,9      23,1        16,5       11,1       21,6
Limpopo                  15,1       12,7           11,8      17,1         6,5       11,1       13,8
Mpumalanga                7,6        7,2            7,0       6,6         7,0       11,1        7,5
Northern Cape             1,7        1,8            1,8       2,1         2,4       11,1        2,2
North West                7,7        8,4            8,2       8,0         6,5       11,1        8,1
Western Cape              8,2        9,2           10,1       3,8        14,5       11,1        8,8
-----------------------------------------------------------------------------------------------------
TOTAL                   100,0      100,0          100,0     100,0       100,0      100,0      100,0
-----------------------------------------------------------------------------------------------------

Table E.7 shows the structure and distribution of shares by component. The components of the formula are neither indicative budgets nor guidelines as to how much should be spent on those functions. Rather, the education and health components are weighted broadly in line with

                                       61

expenditure patterns to provide an indication of relative need for the purpose of allocating funds. Provincial executive councils have discretion regarding the determination of departmental allocations for each function, taking into account the priorities that underpin the division of revenue.

The phasing-in of the formula

The formula has been updated for the latest available data, which results in shifts in individual provincial equitable shares. To avoid disruptive adjustments in provincial allocations and to ensure stability in provincial budgets, government agreed to phase in the impact of the new formula over the next three years, from 2006/07 to 2008/09, as shown in Table E.8.

TABLE E.8 PHASING IN THE EQUITABLE SHARE, 2005/06 - 2008/09

--------------------------------------------------------------------------------
                          2005/06       2006/07      2007/08            2008/09
PERCENTAGE              BASE SHARES                  3-YEAR PHASING
--------------------------------------------------------------------------------
Phasing                    Year 1        Year 2       Year 3             Year 4
--------------------------------------------------------------------------------
Eastern Cape                 16,5          16,4         16,2               16,1
Free State                    6,4           6,4          6,3                6,2
Gauteng                      15,5          15,5         15,6               15,6
KwaZulu-Natal                21,1          21,2         21,4               21,6
Limpopo                      13,7          13,7         13,7               13,8
Mpumalanga                    7,4           7,4          7,5                7,5
Northern Cape                 2,3           2,3          2,3                2,2
North West                    8,2           8,2          8,1                8,1
Western Cape                  8,9           8,9          8,9                8,8
--------------------------------------------------------------------------------
TOTAL                       100,0         100,0        100,0              100,0
--------------------------------------------------------------------------------

Education component

The education component is assigned a weight of 51 per cent of the equitable share formula. This weight is derived from average provincial spending on education in total provincial spending for the past three years excluding conditional grants. The education component is intended to enable provinces to fund school education, which accounts for roughly 80 per cent of provincial education spending. For the 2005 MTEF, government decided that the new formula should use the school-age population (5 to 17 years) and enrolment elements to reflect the relative demand for education, with each element assigned a weight of 50 per cent. Table E.9 shows the weighted target shares for the 2006 MTEF after updating the education component for new data.

TABLE E.9 CALCULATION OF EDUCATION COMPONENT

------------------------------------------------------------------------------------------
                            2005/06                2006 MEDIUM-TERM ESTIMATES
                           WEIGHTED                     SCHOOL-AGE       WEIGHTED TARGET
                       SHARE PERCENTAGE    ENROLMENT      (5-17)         SHARE PERCENTAGE
------------------------------------------------------------------------------------------
THOUSANDS
------------------------------------------------------------------------------------------

Weighting                                      1            1
------------------------------------------------------------------------------------------
Eastern Cape                  17,4             2 113        2 219             17,4
Free State                     5,8               697          760              5,8
Gauteng                       13,9             1 659        1 786             13,8
KwaZulu-Natal                 22,8             2 744        2 946             22,8
Limpopo                       14,9             1 850        1 915             15,1
Mpumalanga                     7,6               921          969              7,6
Northern Cape                  1,7               203          222              1,7
North West                     7,7               897        1 021              7,7
Western Cape                   8,2               960        1 095              8,2
------------------------------------------------------------------------------------------
TOTAL                        100,0            12 044       12 933            100,0
------------------------------------------------------------------------------------------

                                       62

Health component

The health component is assigned a weight of 26 per cent of the equitable share formula. This weight is derived from average provincial spending on health in total provincial spending for the past three years excluding conditional grants.
The health component (Table E.10) addresses the need for provinces to deliver health care. As all citizens are eligible for health services, the provincial shares of the total population form the basis for the health share. Within the health component, people without medical aid are assigned a weight four times the weight of those with medical aid, on the grounds that the former group is likely to use public health care more. The proportions of the population with and without medical aid are taken from the 2002 and 2003 General Household
Surveys (GHS) and applied to average total population derived from the 2001
Census and the 2002 and 2003 GHS figures.

TABLE E.10 CALCULATION OF HEALTH COMPONENT

--------------------------------------------------------------------------------
                                WITH           WITHOUT           WEIGHTED SHARE
THOUSANDS                    MEDICAL AID     MEDICAL AID           PERCENTAGE
--------------------------------------------------------------------------------
Weighting                       1                4
--------------------------------------------------------------------------------
Eastern Cape                      629            24 057               15,3
Free State                        416             9 397                6,1
Gauteng                         2 295            26 363               17,7
KwaZulu-Natal                   1 040            34 079               21,7
Limpopo                           373            20 116               12,7
Mpumalanga                        391            11 187                7,2
Northern Cape                     131             2 790                1,8
North West                        455            13 167                8,4
Western Cape                    1 181            13 770                9,2
--------------------------------------------------------------------------------
TOTAL                           6 912           154 926              100,0
--------------------------------------------------------------------------------

Poverty component

A poverty component is assigned a weight of 3 per cent and provides some degree of redistribution within the formula. The poor population is defined as those whose incomes fall in quintiles 1 and 2 based on the 2000 Income and Expenditure
Survey. Each province's share is then expressed as the percentage of the "poor"
population residing in that province, where the population figure is the average population from the census 2001 and the 2002 and 2003 GHS. Table E.11 shows the new shares of the poverty component.

TABLE E.11 CALCULATION OF POVERTY COMPONENT

--------------------------------------------------------------------------------------------
                      IES SURVEY 2000     BASIC COMPONENT     POVERTY           WEIGHTED
                          (Q1+Q2)              VALUE          INDEX(1)      SHARE PERCENTAGE
THOUSANDS                PERCENTAGE
--------------------------------------------------------------------------------------------

Eastern Cape                56,4               6 614           3 732              21,0
Free State                  45,7               2 778           1 270               7,1
Gauteng                     21,9               9 051           1 982              11,2
KwaZulu-Natal               43,0               9 576           4 113              23,1
Limpopo                     56,3               5 402           3 041              17,1
Mpumalanga                  36,9               3 188           1 175               6,6
Northern Cape               44,0                 839             369               2,1
North West                  37,9               3 748           1 422               8,0
Western Cape                14,6               4 610             671               3,8
--------------------------------------------------------------------------------------------
TOTAL                      100,0              45 807          17 635             100,0
--------------------------------------------------------------------------------------------

1.    IES Survey 2000 (Q1% + Q2%) multiply by Basic Component value.

                                       63

Economic activity component

The economic activity component is a proxy for provincial tax capacity and is assigned a weight of 1 per cent. Table E.12 shows the new target shares for the economic activity component based on the 2001 GDP-R data.

TABLE E.12 ECONOMIC ACTIVITY SHARES

--------------------------------------------------------------------------------
                                                   2006 MEDIUM-TERM ESTIMATES
PERCENTAGE                                                 GDP-R, 2003
--------------------------------------------------------------------------------
Eastern Cape                                                   8.1
Free State                                                     5.5
Gauteng                                                       33.0
KwaZulu-Natal                                                 16.5
Limpopo                                                        6.5
Mpumalanga                                                     7.0
Northern Cape                                                  2.4
North West                                                     6.5
Western Cape                                                  14.5
--------------------------------------------------------------------------------
TOTAL                                                        100.0
--------------------------------------------------------------------------------

Institutional component

The institutional component recognises that some costs associated with running a provincial government, and providing services, are not directly related to the size of a province's population. It is therefore distributed equally between provinces, as was the case in the previous formula. It constitutes 5 per cent of the total equitable share, of which each province gets 11,1 per cent.

Basic component

The basic component is derived from each province's share of the total population of the country and is assigned a weight of 14 per cent. The average population of the 2001 Census and the 2002, 2003 and 2004 GHS determines this component. The inclusion of GHS population estimates ensures that population data used in the formula is not very outdated. Table E.13 shows the new weighted target share.

TABLE E.13 BASIC COMPONENT SHARES

-------------------------------------------------------------------------------------------------------------
                        POPULATION                GENERAL HOUSEHOLD               AVERAGE(1)      WEIGHTED
                           2001                        SURVEY                                      SHARE
THOUSANDS                 CENSUS        JULY 2002     JULY 2003     JULY 2004                    PERCENTAGE
-------------------------------------------------------------------------------------------------------------

Eastern Cape               6 437           6 483        6 505          7 030         6 614           14,4
Free State                 2 707           2 719        2 741          2 947         2 778            6,1
Gauteng                    8 837           9 077        9 443          8 848         9 051           19,8
KwaZulu-Natal              9 426           9 531        9 765          9 581         9 576           20,9
Limpopo                    5 274           5 313        5 415          5 608         5 402           11,8
Mpumalanga                 3 123           3 178        3 252          3 200         3 188            7,0
Northern Cape                823             819          818            897           839            1,8
North West                 3 669           3 721        3 799          3 801         3 748            8,2
Western Cape               4 524           4 612        4 757          4 547         4 610           10,1
-------------------------------------------------------------------------------------------------------------
TOTAL                     44 820          45 453       46 495         46 459        45 807          100,0
-------------------------------------------------------------------------------------------------------------

1.    Average of 2001 Census Population and Population of General Household
      Surveys of 2002, 2003 and 2004.

                                       64

CONDITIONAL GRANTS TO PROVINCES

There are two types of provincial conditional grants, classified as Schedule 4 and 5 grants. Governance arrangements for the two types differs, as Schedule 4 grants are more general grants that supplement various programmes also funded by the province, such as infrastructure and central hospitals. Transfer and spending accountability arrangements differ, as more than one national or provincial department may be responsible for different outputs expected from the grant, so accountability is broader and more comprehensive, and related to entire programmes rather than specific projects. Schedule 5 grants are specific conditional grants, with specific responsibilities for both the transferring and receiving provincial accounting officers.

Changes to conditional grant framework

A major change in the provincial fiscal framework for the 2006 MTEF is the shift of the social security grant function from the provincial to the national sphere of government. The South African Social Security Agency (SASSA) is now in a
position to fully administer the social assistance function. From 1 April 2006, social security assistance will no longer be administered as a conditional grant but will be funded from SASSA through the Department of Social Development.

To streamline the delivery of programmes, government agreed to further rationalise the conditional grant system:

o     The programmes funded through the integrated social development and HIV and AIDS grants administered by the Department of Social Development, and the integrated nutrition grant administered by the Department of Health, are from 1 April2006, funded through the provincial equitable share.

o     The human settlement and redevelopment grant, administered by the
      Department of Housing, is phased into the integrated housing and human settlement development grant to enable government to deliver on its comprehensive housing strategy in a systematic way.

o     The hospital management and quality improvement grant, which facilitates management development and financial management capacity, is phased into the hospital revitalisation grant.

Table E.14 provides a summary of conditional grants by sector and province for 2006/07.

TABLE E.14 CONDITIONAL GRANTS TO PROVINCES, 2006/07

-------------------------------------------------------------------------------------------------------------
                   AGRICUL-  EDUCATION   HEALTH    HOUSING    NATIONAL     SPORT &      TRANSPORT      TOTAL
                   TURE(1)                                    TREASURY    RECREATION
R MILLION                                                                    SA
-------------------------------------------------------------------------------------------------------------

Eastern Cape          64         320        905        762       742          17              --       2 810
Free State            28         103        780        523       243          10              --       1 687
Gauteng               18         226      3 077      1 758       408          17           3 241       8 744
KwaZulu-Natal         62         362      1 601      1 048       870          21              --       3 965
Limpopo               58         267        406        521       729          15              --       1 996
Mpumalanga            32         127        300        421       317          10              --       1 208
Northern Cape         22          42        539        105       202           6              --         916
North West            45         135        495        613       354          11              --       1 653
Western Cape          24         130      1 930        599       253          12              --       2 948
-------------------------------------------------------------------------------------------------------------
TOTAL                353       1 713     10 033      6 350     4 118         119           3 241      25 926
-------------------------------------------------------------------------------------------------------------

1.    Includes Land Affairs.

                                       65

More detailed information, including the framework and formula for each grant, is provided in Appendix E1 of the Division of Revenue Bill. The frameworks provide the conditions for each grant, the outputs expected, the allocation criteria used for dividing the grant between provinces, the audit outcome in
2004/05 and any other material issues to be addressed. Table E.15 presents a summary of all the conditional grants listed in Schedules 4 and 5 of the bill for the 2006 MTEF.

TABLE E.15 CONDITIONAL GRANTS TO PROVINCES, 2005/06 - 2008/09

-----------------------------------------------------------------------------------------------------------------
R MILLION                                                       2005/06     2006/07      2007/08        2008/09
-----------------------------------------------------------------------------------------------------------------

AGRICULTURE                                                          410         345          462            484
   Agricultural disaster management grant                            120          --           --             --
   Comprehensive agricultural support programme grant                250         300          415            435
   Land care programme grant: poverty relief and                      40          45           47             49
   infrastructure development
EDUCATION                                                          1 248       1 713        1 900          2 195
   Further education and training college sector                      --         470          595            795
   recapitalisation grant
   HIV and AIDS (life skills education) grant                        136         144          152            162
   National school nutrition programme grant                       1 112       1 098        1 153          1 238
HEALTH                                                             8 907      10 033       10 721         11 343
   Comprehensive HIV and AIDS grant                                1 150       1 567        1 646          1 735
   Forensic pathology services grant                                 271         525          551            467
   Health professions training and development grant               1 520       1 520        1 596          1 676
   Hospital revitalisation grant                                   1 256       1 440        1 707          1 983
   National tertiary services grant                                4 709       4 981        5 221          5 482
HOUSING                                                            4 868       6 350        7 938          8 721
   Integrated housing and human settlement development grant       4 868       6 350        7 938          8 721
LAND AFFAIRS                                                           8           8           --             --
   Land distribution: Alexandra urban renewal project grant            8           8           --             --
NATIONAL TREASURY                                                  3 731       4 118        5 324          5 697
   Provincial infrastructure grant                                 3 731       4 118        5 324          5 697
PROVINCIAL AND LOCAL GOVERNMENT                                       41          --           --             --
   Disaster relief grant                                              41          --           --             --
SPORT AND RECREATION SOUTH AFRICA                                     24         119          154            205
   Mass sport and recreation participation programme grant            24         119          154            205
TRANSPORT                                                             --       3 241        2 151          1 736
   Gautrain                                                           --       3 241        2 151          1 736
-----------------------------------------------------------------------------------------------------------------
TOTAL                                                             19 237      25 926       28 649         30 382
-----------------------------------------------------------------------------------------------------------------

Agriculture grants

The land care programme is allocated R140 million over the next three years.
This programme promotes sustainable use and management of natural resources by encouraging and empowering communities to take responsibility for the management of resources to support food security and job creation through increased productivity. Other objectives of this grant relate to taking care of resources such as water, soil and land.

The comprehensive agriculture support programme (CASP) is allocated R300 million, R415 million and R435 million over the MTEF years to promote and facilitate agricultural development to farmers benefiting from the land reform programme. The programme seeks to provide management, capacity building and business development support to emerging farmers. In addition, the programme aims to further expand farm infrastructure for dipping, fencing, and the rehabilitation of irrigation schemes.

                                       66

Education grants

The national school nutrition programme seeks to improve nutrition of poor school children and to enhance active learning capacity and improve attendance in schools. The programme targets about 16 000 schools in poor communities at which about 5,5 million learners will be fed for approximately 156 school days.
The programme is allocated R1,1 billion in 2006/07, R1,2 billion in 2007/08 and
R1,2 billion in 2008/09.

The FET recapitalisation grant is introduced in 2006/07 to fund the recapitalisation of further education and training institutions in order to equip them to provide more appropriate courses that facilitate the modernisation of skills critical to the needs of the economy. The recapitalisation targets the rehabilitation of infrastructure (modernisation of equipment and facilities), improved governance and administration, and greater curriculum flexibility. The grant is allocated R470 million in 2006/07, R595 million in 2007/08 and R795 million in 2008/09.

The HIV and AIDS (life skills) programme grant provides care and support to children infected and affected by HIV and AIDS. In addition, the grant is spent on the provision of life skills training, sexuality and HIV and AIDS education in primary and secondary schools. The grant is allocated R144 million in
2006/07, R152 million in 2007/08 and R162 million in 2008/09. The programme is now fully integrated into the school system, with learner and teacher support material provided for grades 1 to 9.

Health grants

The national Department of Health administers the greatest number of conditional grants. The department also has responsibility for the largest grants, five of which comprise 38,7 per cent of total conditional grants and 5,7 per cent of national transfers to provinces. Health grants are R10 billion in 2006/07, R10,7 billion in 2007/08 and R11,3 billion in 2008/09.

The national tertiary services grant (NTSG) (schedule 4 grant) is allocated R4,9 billion in 2006/07, R5,2 billion in 2007/08 and R5,5 billion in 2008/09, to fund national tertiary services delivered in 27 hospitals across the nine provinces, and to ensure equitable access to a minimum level of tertiary health services.
These services tend to be concentrated in larger cities such as Johannesburg,
Pretoria, Cape Town, Durban and Bloemfontein. Consequently, the Western Cape and
Gauteng receive 63,6 per cent of the grant as they provide the largest proportion of these high-level, sophisticated services for the benefit of the health sector countrywide. Government is reviewing its long-term vision for such hospitals and for tertiary services, their distribution between provinces, the restructuring required to effect transformation, and the link between financing of academic hospitals and university medical faculties. This vision will be finalised through the Modernisation of Tertiary Services Project, which is examining a 10-year framework for future provision of highly specialised services.

The health professions training and development grant (HPTD) compensates provinces for their role in supporting teaching and training of health science students. It enables the shifting of teaching activities from central to regional and district hospitals. It is allocated R1,5 billion in 2006/07, R1,6 billion in 2007/08 and R1,7 billion in 2008/09.

The hospital revitalisation grant plays a key role in transforming and modernising infrastructure and equipment in hospitals. It funds the upgrading and replacement of hospital infrastructure and focuses primarily on projects in which an entire hospital is upgraded. The grant also includes a component aimed at improving systems for medical equipment. The hospital management and quality improvement grant which facilitates a range of management development initiatives, including personnel, and procurement delegations and financial management capacity, is phased into the Hospital Revitalisation Grant.

                                       67

The comprehensive HIV and AIDS grant enables the health sector to develop a specific response to HIV and AIDS. The grant supports, in addition to HIV and
AIDS prevention programmes, specific interventions that include voluntary counselling and testing, prevention of mother-to-child transmission, post-exposure prophylaxis and home-based care. The grant is allocated R1,6 billion in 2006/07, R1,6 billion in 2007/08 and R1,7 billion in 2008/09.

Housing grants

Government approved a comprehensive housing strategy to speed up housing delivery and develop sustainable human settlements. To streamline the funding for housing development, the housing subsidy grant, which provides subsidies for low-income housing, and the human settlement redevelopment grant, which funds projects that aim to address dysfunctional human settlements, have been subsumed into the integrated housing and human settlements grant.

To implement the comprehensive housing strategy, R3 billion is added to the new integrated housing and human settlement redevelopment grant over the next three years. The grant is allocated R6,4 billion in 2006/07, R7,9 billion in 2007/08 and R8,7 billion in 2008/09.

A major change expected over the medium term relates to the accreditation of municipalities in terms of the Housing Act (1997). Municipalities, particularly the ones with sufficient capacity, will be encouraged to apply for accreditation.

Land Affairs grants

The land redistribution: Alexandra urban renewal project grant contributes to the purchase of land for the relocation and settlement of Alexandra residents and other qualifying beneficiaries. The grant is allocated R8 million in
2006/07, after which it is phased out.

National Treasury grants

In line with government's commitment to sustain social and economic infrastructure investment in provinces, the provincial infrastructure grant is allocated R 15,1 billion over the next three years. The grant is allocated R4,1 billion in 2006/07, R5,3 billion in 2007/08 and R5,7 billion in 2008/09. The growth in this grant enables government to direct funds to provinces with large backlogs, without neglecting provinces that have inherited higher levels of infrastructure. Provinces are expected to use these funds mainly for rehabilitation and construction of roads, schools and health facilities, and to address infrastructure needs for rural development focusing on agriculture.
Since this is a Schedule 4 grant, provincial treasuries administer the grant and allocations are made to line departments. To deal effectively with backlogs, the provincial division has been effected using a combination of the equitable share formula, a roads element and a backlog component.

Sports and Recreation grants

The Department of Sport and Recreation is allocated R119 million in 2006/07,
R154 million in 2007/08 and R205 million in 2008/09 to promote mass participation by historically disadvantaged communities in a selected number of development sporting activities.

Transport grant

The Department of Transport is allocated R3,2 billion in 2006/07, R2,1 billion in 2007/08 and R1,7 billion in 2008/09 as national government's contribution to the construction phase of the Gautrain rapid rail project.

                                       68

PART 4: LOCAL GOVERNMENT FISCAL FRAMEWORK AND ALLOCATIONS

THE LOCAL GOVERNMENT FISCAL FRAMEWORK

In 2004, the local government fiscal framework was subjected to a two-part review. The first part was completed and saw the introduction of a new equitable share formula on 1 April 2005. The second part is still under way and covers matters pertaining to local government taxes, among other things. In exercising their revenue powers, it is important that municipalities do so in a manner that does not impact materially on national macroeconomic policy imperatives, such as inflation targeting. Legislation will be prepared in 2006 to deal with the abolition of the RSC levies from 1 July 2006.

Further work will inter alia focus on an assessment of the impact and implementation of the new property rates legislation, the alignment between the functional and fiscal division of powers and functions between Category B
(local) and Category C (district) municipalities, and other related matters that affect the local government fiscal framework, such as the restructuring of the electricity distribution industry.

In preparation for the local government elections in March this year, the
Demarcation Board completed the delimiting of municipal wards, while cross-boundary municipalities have been eradicated. The local government equitable share formula and the MIG allocations have been updated to reflect changes in population, poverty and service delivery indicators arising from this.

NATIONAL TRANSFERS TO LOCAL GOVERNMENT

National allocations to local government (Table E.3) grow from a revised allocation of R16,9 billion in 2005/06 to R26,5 billion in 2006/07, R30,5 billion in 2007/08 and R35,6 billion by the end of the MTEF in 2008/09. Table
E.3 indicates that the share of nationally raised revenue for local government rises from 4,6 per cent in 2005/06 to 7,0 per cent in 2008/09. The sharp rise is mainly due to the R7 billion, R8 billion and R9 billion added to compensate local government for RSC levies.

All grants to municipalities are published to enable them to plan fully for their coming 2006/07 budgets, and to promote better accountability by ensuring that all national allocations are included in municipal budgets. The allocations are published for both the national and municipal financial years. The allocation in terms of the national financial year serves as the legal appropriation requirement for national and provincial transferring departments.
The allocations in terms of the municipal financial year facilitate proper reconciliation for audit purposes. From the 2006/07 financial year, the equitable share allocations for the national and municipal financial year are aligned and payments will be made in three tranches within the municipal financial year.

THE LOCAL GOVERNMENT EQUITABLE SHARE

The equitable share allocation to the local sphere of government takes account of the fiscal capacity, fiscal efficiency, developmental needs, extent of poverty and backlogs in municipalities, to the extent that such information is available. Table E.16 shows that the equitable share increases by R9,6 billion from the 2005/06 to R22,8 billion in 2008/09.

                                       69

TABLE E.16 NATIONAL TRANSFERS TO LOCAL GOVERNMENT, 2002/03 - 2008/09

------------------------------------------------------------------------------------------------------------------
                                         2002/03    2003/04    2004/05   2005/06    2006/07   2007/08     2008/09
R MILLION                                            OUTCOME             REVISED        MEDIUM-TERM ESTIMATES
------------------------------------------------------------------------------------------------------------------

DIRECT TRANSFERS TO LOCAL GOVERNMENT
EQUITABLE SHARE AND RELATED                4 230      6 623      7 811     9 808     18 558    20 626      23 375
Equitable Share(1)                         4 187      6 350      7 678     9 643     18 058    20 076      22 775
Water and Sanitation Operating                43        273        133       165        500       550         600
INFRASTRUCTURE                             3 472      4 102      5 258     6 302      7 225     9 129      11 801
Municipal Infrastructure Grant             1 865      2 442      4 440     5 436      6 265     7 149       8 053
Public Transport Infrastructure               --         --         --       242        519       624       1 790
and Systems
Local Neighbourhood                           --         --         --        --         50       950       1 500
Development Partnership Grant
National Electrification                     225        245        196       313        391       407         458
Programme
Implementation of Water                      999      1 022        208        --         --        --          --
Services Projects
Disaster Relief                               --         --        280       311         --        --          --
Poverty Relief Funds and other(2)            383        393        134        --         --        --          --
CURRENT TRANSFERS                            400        856        768       749        749       749         400
Restructuring Grant                          151        494        388       350        350       350          --
Financial Management Grant                   155        211        198       199        199       199         200
Municipal Systems Improvement Grant           94        151        182       200        200       200         200
------------------------------------------------------------------------------------------------------------------
SUB TOTAL DIRECT TRANSFERS(3)              8 102     11 581     13 837    16 859     26 532    30 503      35 575
------------------------------------------------------------------------------------------------------------------
INDIRECT TRANSFERS TO LOCAL GOVERNMENT
Water and Sanitation Operating               656        817        819       904        491       490         531
National Electrification Programme           740        796        819       863        977     1 016       1 143
------------------------------------------------------------------------------------------------------------------
SUB TOTAL INDIRECT TRANSFERS               1 396      1 613      1 638     1 767      1 468     1 506       1 673
------------------------------------------------------------------------------------------------------------------
TOTAL                                      9 498     13 194     15 474    18 626     28 000    32 010      37 249
------------------------------------------------------------------------------------------------------------------

1.    Includes main local government equitable share, replacement ofRSC levies and specialsupport for councillor remuneration.

2.    Includes phasing out of poverty relief grants and Urban Transport Fund.

3.    Reflects local government's share of thedivision of revenue.

Equitable share formula

The structure and components of the formula are summarised in the text box below:

--------------------------------------------------------------------------------

            STRUCTURE OF THE LOCAL GOVERNMENT EQUITABLE SHARE FORMULA

                          GRANT = BS + D + I - R +/- C

                                      where

                    BS is the basic services component
                    D IS THE DEVELOPMENT COMPONENT
                    I is the institutional support component
                    R IS THE REVENUE RAISING CAPACITY CORRECTION AND
                    C IS A CORRECTION AND STABILISATION FACTOR.

--------------------------------------------------------------------------------

                                       70

Thebasic services component

Municipalities are expected to provide water,sanitation, electricity, refuse removal and other basic services. The purpose of the basic services componentis to enablemunicipalities to provide basic servicesand free basic services to poor households. For each of the subsidised basic services there are two levels of support: a full subsidy for those households that actually receive services from themunicipality, and a partial subsidy for unserviced households, currently set at a third of the cost of the subsidy to serviced households.

The characteristics of the basic services component are:

o     Supportingonly poor householdsearning less than R800 per month

o     Distinguishing between poor households provided with services and those provided with lesser or no services

o     Recognisingwater reticulation, sanitation, refuse removal and electricity reticulation as the core services

o     As from 1 April2006, environmentalhealth care services are included as a basic service. Since environmental health by its nature is delivered to all individuals in a municipality, this subcomponent is calculated on all households, not only the poor ones.

--------------------------------------------------------------------------------

                          THE BASIC SERVICES COMPONENT

                      BS=[WATER SUBSIDY 1*POOR WITH WATER +
      WATER SUBSIDY 2*POOR WITHOUT WATER]+ [SANITATION SUBSIDY 1*POOR WITH
           SANITATION + SANITATION SUBSIDY 2*POOR WITHOUT SANITATION]+
           [REFUSE SUBSIDY 1*POOR WITH REFUSE + REFUSE SUBSIDY2*POOR
         WITHOUT REFUSE]+ [ELECTRICITY SUBSIDY 1*POOR WITH ELECTRICITY +
                ELECTRICITY SUBSIDY 2*POOR WITHOUT ELECTRICITY]+
          [ENVIRONMENTAL HEALTHCARE SUBSIDY*TOTAL NUMBER OF HOUSEHOLDS]

--------------------------------------------------------------------------------

The institutional support component

The institutional support component isparticularly important for poor municipalities, which often are unable to raise sufficient revenue to fund the basiccosts of administration and governance. Such funding gaps make it impossible for poor municipalities to provide basic services to alltheir residents, clients and businesses. The component supplements the funding ofamunicipality for administrative and governance costs, but does not fully fund the entire administration and governance cost of a municipality;this remains the primary responsibility of each municipality.

--------------------------------------------------------------------------------

                           THE INSTITUTIONAL COMPONENT

             There are two elements to the institutional component:
                  administrative capacity and local electoral
              accountability - the grant therefore is as follows:

              I = BASE ALLOCATION + [ADMIN SUPPORT * POPULATION] +
                      [COUNCIL SUPPORT * NUMBER OF SEATS]

                    Where the values used in the formula are:

             I = R350 000 + [R1*POPULATION] + [R36000* COUNCILLORS]

--------------------------------------------------------------------------------

The "base allocation" is an amount that will go to every municipal structure
(except for a district managementarea). The second term of this formula recognises that costs go up with population. The third term is a contribution to the cost ofmaintaining councillors for the legislative and

                                       71

oversight role. The number of "seats" that will be recognised for purposes of the formula is determined by the Minister for Provincial and Local Government.

The I component for the 2006MTEFtakes into account all changes that may occur when new councils take over after the local government elections to be held later this year, e.g. the new number of council seats per municipality.

The local government budget framework makes provisionfora revised remuneration framework for councillors. The elements of the revised remuneration framework include:

o     Grading municipalities from 1 to 6 on new criteria- total population and total own revenue. The same criteria is also used to grade district municipalities.

o     Classifying mayors and executive committee members as full-time in all grades of municipalities whilst all other councillors are regarded part-time. The current full-time status of speakers in grade 6 (metros) is maintained

o     Benchmarking the upper salary limits of mayors against certain posts in the provincial legislature, and cascading the rest downwards, depending on the grading of the municipality.

o     Special financial support to poorer municipalities - grades 1, 2 and 3

However, the formula has not been adjusted to incorporate the new remuneration framework. In the interim the additional funding will be distributed separately from the equitable share (but included in schedule 3 of the Division of Revenue
Act) until the most appropriate mechanism is found.

The development component

The development component was set at zero when the current formula was introduced on 1 April 2005pending an investigation on how best to capture the factor in the formula.

The revenue-raising capacity correction

This mechanism raises additional resources to fund the cost of basic services and administrative infrastructure. The basic approach is to use the relationship between demonstrated revenue-raising capacity among municipalities that report information and objective municipal information from Statistics South Africa
(Stats SA) to proxy revenue-raising capacity for all municipalities. The revenue that should be available to a municipality then is converted to a "correction"
by imposing a "tax" rate of 5 percent. In the case of the RSC levy replacement grant the correction is based on the actual grant to each municipality.

Stabilising constraint

With the publication of three-year budget allocations, a guarantee mechanism is applied to the indicative outer-year baseline amountswith the aimof ensuring thatmunicipalities are given what they were "promised" in the previous MTEF round of allocations, as far as this is possible. An additional constraint is to ensure that allocations are not negative due to the revenue-raising correction.
The 2006 MTEF provides guarantees of 100percent and 90 percent on the allocations for the respective outer years of the MTEF cycle.

One important point to note in this regard is that the allocations published for the 2006/07 financial year are still based largely on the 2004/05 model,since the allocations made by that model were guaranteed for the past two years.
Similarly the indicative allocations published for 2007/08 are based on the newmodel.

                                       72

Other considerations in applying the formula

The formula as outlined above has to be modified somewhat in order to take account of some of the intricacies of the allocation process. In particular one needs to ensure that powers and functions are taken into account and that the overall budget balances.

a)    Powers and functions

      The local government system has a number of asymmetries, not only between different categories of municipalities, but also within the same category of municipalities. Firstly, there is the broad division of the sphere into
      Category A, B and C municipalities. Secondly, the division of powers and functions between Category B and C municipalities differs - and this is also true between the different Category B municipalities within the same
      Category C district. In order to deal with these differences the model has to ensure that the allocations made in terms of the "basic services"
      component have to go to the municipality that actually performs the function.

b)    Balancing allocations

      The "horizontal division" of allocations made between municipalities depends on the size of the overall allocation that is made to the local government sphere, normally determined through a separate consultative process to determine the equitable share of nationally raised for each of the three spheres of government (i.e. the "vertical division"). Since there is no guarantee that allocations made in terms of the vertical division add up precisely to the amount allocated to the local government equitable share, such allocations need to be adjusted to fit within the constraints outlined above.

--------------------------------------------------------------------------------

                     RESCALING OF THE BS, D AND I COMPONENTS

  The simplest way of making the system balance is to rescale the BS, D and I components to the available budget, hence the formula actually becomes:

              GRANT = ADJUSTMENT FACTOR*(BS + D + I) - R +/- C

 This adjustment factor is calculated so as to ensure that the system balances..

--------------------------------------------------------------------------------

      To deal with the constraints, municipalities are divided into two groups.
      Those municipalities that require a "top-up" in order to meet the stabilising constraints and those that do not. The total size of the top up is calculated and this is deducted from those that do not require a top up in proportion to the "surplus".

Measurement Issues

The integrity of the data is as important as the set of equations in determining whether the allocations meet the constitutional requirement of equity.
Measurement itself is a dynamic issue - new data sets become available, while existing data series might be discontinued. Thus, the allocation process is subject to regular changes and innovation. The allocations for the 2006 MTEF account for all the data changes caused by the elimination of cross-boundary municipalities.

a)    Poverty

      The baseline information for the measurement of poverty comes from Census
      2001. The "income"method is used to estimate poverty at a municipal level as it allows for across-tabulation of poverty against servicing levels.

                                       73

b)    Servicing levels

      A key ingredient in the current formula is the subsidy received by poor households for various services delivered to them. The subsidy amounts have been updated in the current formula, using a more recent study by the
      Department of Provincial and Local Government. The service costs remain at
      R130 per month for a serviced household and R45 per month for an unserviced household (see Table E.17 below). In addition, all households receive approximately R12 a year towards the provision of environmental health care services.

TABLE E.17 SERVICE COSTS
--------------------------------------------------------------------------------
SERVICE COSTS PER MONTH            1998           SERVICED        UNSERVICED
RAND                            ESTIMATES        HOUSEHOLDS      HOUSEHOLDS(1)
--------------------------------------------------------------------------------
Electricity                        36,0             40,0             15,0
Water                              20,0             30,0             10,0
Refuse                             20,0             30,0             10,0
Sanitation                         10,0             30,0             10,0
--------------------------------------------------------------------------------
TOTAL                              86,0            130,0             45,0
--------------------------------------------------------------------------------

1.    One third of serviced households (2004 DPLG study).

c)    Revenue-raising capacity

      Information on revenue collected (by source) is only available from each municipality, and even where a municipality is able to provide such information, it must be comparable between municipalities so as not to expose the formula to data manipulation. The lack of such information requires the use of alternative research. For the new formula an imputation process using municipal revenue data and census information was undertaken. This process has the advantage that it leads to measures of revenue-raising capacity that are highly correlated with actual revenues raised; and municipalities cannot manipulate it in order to influence their equitable share allocations.

Phasing-in of the new formula

The formula is being phased in and takes full effect in the 2007/08 financial year.

THE WATER SERVICE OPERATING SUBSIDY

This is a transitional operational grant closely related to the local government equitable share and, in principle, should be part of the equitable share grant.
It is an indirect grant, used to fund 321 water schemes in municipalities through the water trading account on the vote of the Department of Water Affairs and Forestry. The department administered a number of these schemes in poor areas prior to 1994. The operating grant (direct and indirect) amounts to R934,4 million in 2005/06, R991 million in 2006/07, R1 040 million in 2007/08 and R1
131 million in 2008/09 or a total of R3,2 billion over the MTEF.

The department is in the process of transferring the schemes over the next three years, for which funding will be phased out from 2008/09. It plans to conclude bilateral negotiations with municipalities by 31 March 2006. All funds on this programme will subsequently be transferred directly to municipalities in terms of the provisions of the transfer agreements.

The transfer of water schemes involves the transfer of both assets and staff, and the resulting operating costs of salaries and free basic services. The 321 schemes employ 8 094 staff and supply water to 53 municipalities. So far 38 agreements have been signed, 659 staff transferred, 1 636 staff seconded and 169 schemes with a total asset value of approximately R3,4 billion. Over 40 per cent of the staff are to be transferred to municipalities in Limpopo. Estimated once-off

                                       74

personnel-related costs over the three years amount to R393 million. Full costs for the operations of the schemes are being finalised. The medium-term plan is to transfer at least 1 900 staff in 2005/06 and the remainder of the staff in the 2006/07 and 2007/08 financial years.

All receiving municipalities will be required to conclude formal transfer agreements where the latest effective date of the transfer agreement is 31 March
2006. The operating and transfer subsidy will be treated as a grant-in-kind until the effective date of transfer. Thereafter, it will be treated as a conditional grant up to 2008/09 and subsequently phased into the equitable share. The operating subsidy will cover staff-related costs and direct operating and maintenance costs, while provision is also made for the refurbishment of infrastructure. The allocation per municipality will be according to the operational budget for each scheme and the funding requirements identified and agreed in the transfer agreement. Clear performance targets will be set with the assistance of the Department of Provincial and Local Government and SALGA to
complete the process.

CONDITIONAL GRANTS TO LOCAL GOVERNMENT

Schedules 4, 6 and 7 of the Division of Revenue Bill provide for the conditional grants to municipalities. Despite the growing importance of the unconditional equitable share grant, conditional grants still form a significant portion of national grants to local government. In particular, conditional grants are used to incorporate national priorities in municipal budgets; promote national norms and standards; address backlogs and regional disparities in municipal infrastructure; and effect transition by supporting municipal capacity building and restructuring.

Total conditional grants to municipalities, including the water operating subsidy, increase from R7,0 billion in 2005/06 to R7,9 billion in 2006/07, R9,9 billion in 2007/08 and R12,2 billion in 2008/09. There are two categories of conditional grants - infrastructure and capacity-building/ restructuring grants.
The most significant development for 2006/07 is the deferment of the Integrated
Electricity Programme (INEP) into the MIG. Below is a summary of all the conditional grants listed in Schedules 4, 6 and 7 of the 2006 Division of
Revenue Bill.

INFRASTRUCTURE CONDITIONAL GRANTS TO LOCAL GOVERNMENT

National transfers for infrastructure amount to R8,2 billion, R9,2 billion and
R9,8 billion for each of the MTEF years. The municipal infrastructure, public transport infrastructure and national electrification programmes are the infrastructure transfers to local government.

Municipal infrastructure grant

The largest infrastructure transfers - R6,3 billion, R7,1 billion and R8,1 billion over the MTEF years - are through the MIG, which supports government's objective of expanding the delivery of basic services to poor households and alleviating poverty. The grant also seeks to stimulate local economic development and job creation over the medium term. Municipalities are required to dedicate a portion of their capital budgets to labour-based infrastructure methods to meet the objectives of the expanded public works programme. This grant is listed on Schedule 4 of the Division of Revenue Bill, as it supplements municipal allocations for infrastructure. For this reason, the role of national departments in relation to this grant is limited to enforcing compliance, with the conditions set out in its framework and monitoring performance by receiving municipalities. Its conditions are more flexible, designed to support the capital budgets of municipalities, and to facilitate integrated development planning.

The role of national and provincial government is to support and monitor policy outcomes of municipal infrastructure investments. Crucially, the policy reform around infrastructure grants will bring the grant system in line with the general direction and path of the intergovernmental system, which is focused on improving the capacity, efficiency, effectiveness, sustainability and

                                       75

accountability of the local government sphere, and making integrated development plans the primary mechanisms for intergovernmental coordination.

The MIG formula comprises of a vertical and horizontal division. The vertical division allocates resources to sectors or other priority areas; the horizontal division is determined based on a formula that takes account of poverty, backlogs, and municipal powers and functions. There are five main components of the formula, as demonstrated in the box below.

--------------------------------------------------------------------------------

                           MIG(F) = B + P + E + N + M

  B Basic residential infrastructure (new and rehabilitation of existing ones)
     Proportional allocations for water supply and sanitation, electricity, roads and 'other' (Street lighting and solid waste removal)
               P Public municipal service infrastructure (new and
                        rehabilitation of existing ones)
   E Allocation for social institutions and micro-enterprises infrastructure
                    N Allocation to all nodal municipalities
     M Negative or positive allocation related to past performance of each municipality relative to grant conditions

--------------------------------------------------------------------------------

Over the 2006 MTEF, R21,5 billion is available for the MIG programme. The ring-fenced allocation for the eradication of bucket sanitation system is phased into the local government equitable share in 2007/08 as the programme will be completed by that time. The special infrastructure fund also winds up in
2007/08, which will release additional resources for the horizontal division of revenue. The 2006 MTEF provision also makes provision for bulk infrastructure.
The incorporation of the electricity programme (which includes both municipal and Eskom programmes) into the MIG is, however, deferred until the completion of the restructuring of the electricity distribution industry. This requires a rescaling of the weights of the B component to its original split. The rescaling and weighted shares per sector are illustrated in Table E.18.

TABLE E.18 MUNICIPAL INFRASTRUCTURE GRANT (MIG) ALLOCATIONS PER SECTOR,
2005/06 - 2008/09

----------------------------------------------------------------------------------------------------------------------------
                                                       2005/06               2006/07          2007/08              2008/09
WEIGHTS                                                                                   ADJUSTED WEIGHTS
----------------------------------------------------------------------------------------------------------------------------

MUNICIPAL INFRASTRUCTURE GRANT (a)
Special Municipal Infrastructure Fund and Management (b)
Ring-fenced allocation: Eradication of Bucket Sanitation
System (c)
Bulk infrastructure (d)
Municipal Infrastructure Grant (formula)                (a)-(b)        (a)-(b)-(c)-(d)   (a)-(b)-(c)-(d)    (a)-(b)-(c)-(d)
----------------------------------------------------------------------------------------------------------------------------
of which Municipal Infrastructure Grant
(formula)
   B COMPONENT                                            75,0%                  75,0%             75,0%              75,0%
     Water and sanitation                                 72,0%                  72,0%             72,0%              72,0%
     Electricity                                           0,0%                   0,0%              0,0%               0,0%
     Roads                                                23,0%                  23,0%             23,0%              23,0%
     Other                                                 5,0%                   5,0%              5,0%               5,0%
   P COMPONENT                                            15,0%                  15,0%             15,0%              15,0%
   E COMPONENT                                             5,0%                   5,0%              5,0%               5,0%
   N COMPONENT                                             5,0%                   5,0%              5,0%               5,0%
----------------------------------------------------------------------------------------------------------------------------

Table E.19 shows the respective amounts that flow through the vertical division of the MIG funds.

                                       76

TABLE E.19 MUNICIPAL INFRASTRUCTURE GRANT (MIG) ALLOCATIONS PER SECTOR,
2005/06 - 2008/09

------------------------------------------------------------------------------------------------------------------
                                                                    2005/06        2006/07   2007/08     2008/09
WEIGHTS                                                                                    ADJUSTED WEIGHTS
------------------------------------------------------------------------------------------------------------------

MUNICIPAL INFRASTRUCTURE GRANT (a)                                        5 436       6 265     7 149       8 053
Special Municipal Infrastructure Fund and Management (b)                    129          72        38          --
Ring-fenced allocation: Eradication of Bucket Sanitation System (c)         200         400       600          --
Bulk infrastructure (d)                                                                  28        30          50
Municipal Infrastructure Grant (formula)                                  5 107       5 765     6 479       8 003
------------------------------------------------------------------------------------------------------------------
of which Municipal Infrastructure Grant (formula)
   B COMPONENT                                                 75,0%      3 830       4 324     4 860       6 002
     Water and sanitation                                      72,0%      2 758       3 113     3 499       4 322
     Electricity                                                0,0%         --          --        --          --
     Roads                                                     23,0%        881         995     1 118       1 381
     Other                                                      5,0%        192         216       243         300
   P COMPONENT                                                 15,0%        766         865       972       1 200
   E COMPONENT                                                  5,0%        255         288       324         400
   N COMPONENT                                                  5,0%        255         288       324         400
------------------------------------------------------------------------------------------------------------------

The public transport infrastructure and systems grant

This grant supports municipal transport infrastructure. It is allocated R519 million in 2006/07, R624 million in 2007/08 and R1,8 billion in 2008/09.

Capacity-building and restructuring grants

The neighbourhood development partnership grant (NDPG) is introduced to provide municipalities with technical assistance to develop appropriate project proposals for property developments in townships and new residential neighbourhoods. The grant will be administered by the National Treasury and is allocated R50 million in 2006/07, R950 million in 2007/08 and R1,5 billion in
2008/09.

The capacity-building grants were set up to assist municipalities in building management, planning, technical, budgeting and financial management skills.
These grants are capped at R749 million in 2006/07 and 2007/08, and reduced to
R400 million in 2008/09, when the restructuring grant is phased into the equitable share.

The financial management grant under the National Treasury vote funds the modernisation of financial management, including building in-house municipal capacity to implement multi-year budgeting, link integrated development plans to budgets, produce quality and timely in-year and annual reports, and generally supports municipalities in the implementation of the Municipal Finance
Management Act (2003). Allocations over the 2006 MTEF amount to R598 million.

The restructuring grant under the National Treasury vote is a demand-driven grant and is aimed at funding municipal restructuring initiatives of a financial, institutional and developmental nature that are locally designed and supported. Only large municipalities are eligible for this grant. The grant has been capped at R350 million per year and is phased into the local government equitable share in 2008/09.

The municipal systems improvement grant (MSIG) under the vote of the Department of Provincial and Local Government focuses on stabilising municipal and governance systems, planning and implementation management support centres, reviewing integrated development plans and implementing the Municipal Systems
Act (2000). The grant is allocated R200 million a year over the next three years.

                                       77

PART 5: FUTURE WORK ON SUB-NATIONAL FISCAL FRAMEWORKS

CROSS-CUTTING ISSUE: DATA

The review of the provincial and local government fiscal frameworks has highlighted major problems associated with a lack of consistent and comparable data for a number of key variables that are important in informing policy, decision making and resource allocation within each sphere. This problem hampers a number of possible improvements that could be effected to the resource allocation formulae for equitable shares and conditional grants. In some cases it implies that components of formulae use outdated information. This problem needs urgent attention.

In this regard a number of initiatives are under way or are being considered.
Firstly, departments are encouraged to establish and improve systems for maintaining administration records, for example health records on utilisation of health care services classified by gender. Relevant national departments have a central role to play insofar as ensuring consistency in approaches to recordkeeping, measurement and comparability. A process for verifying and accrediting information has to be part of this process. Secondly, on the issue of capital and infrastructure, there is a clear need to put in place mechanisms for defining and measuring backlogs, taking account of the dynamic nature of population migration across provinces, and between rural and urban areas. This is vitally important for both the provincial and municipal government infrastructure grants. Thirdly, major users of information have to communicate with Stats SA with the view of presenting their information needs and agreeing how such requirements can be met, as well as the regularity with which certain information can be gathered.

PROVINCIAL FISCAL FRAMEWORK ISSUE FOR FUTURE BUDGETS

In reviewing the provincial fiscal framework for the 2006 Budget the following issues have been identified as requiring further work:

o     The first issue relates to the major hospital grants,which will be reviewed ahead of the 2007 Budget. Among other things, the review will seek to determinewhether the current trends in total allocations for these grants and their distributionamong provinces are consistent with their original and future policyobjectives.

o     The second issue relates to the implications of the newly demarcated provincial boundaries, which will take effect from 1 March2006or at the commencement of sections 2 to 4 of the Constitution Twelfth Amendment Act
      (2005). The implementation of the Cross-boundary Municipalities Laws
      Repeal and Related Matters Act (2005) necessitates arrangements concerning the financing of provinces. The implementation of the financial aspects of the changes is only taking place from 1 April2006. All allocation formulas and provincial budgets will have to be realigned to the new provincial boundaries.

LOCAL GOVERNMENT FISCAL FRAMEWORK ISSUES FOR FUTURE BUDGETS

The national framework for municipal taxation powers is determined by section
229 of the Constitution, which empowers municipalities to impose property taxes and surcharge on fees for municipal services, subject to national regulation.
Other taxes, levies and duties appropriate to local government or to the category of local government may also be allocated in terms of national legislation. A review of the local government fiscal framework is under way and is aligned to and complements the work on the reform of the local government equitable share formula discussed above.

                                       78

REFORM OF REGIONAL SERVICES COUNCIL (RSC) LEVIES

The Regional Services Council (RSC) levies (referred to as Joint Services Board levies in KwaZulu-Natal) were introduced in 1985 and 1990 respectively to fund the provision of basic services such as water, electricity, sewerage and bulk waste to under-serviced communities. Metropolitan (Category A) and district
(Category C) municipalities have access to this source of revenue. RSC levies consist of two components, a regional services levy and a regional establishment levy, calculated on payroll and turnover respectively. The RSC levy is allowed in terms of section 21 in Schedule 6 of the Constitution until the national legislation required for section 229(1)(b) is enacted.

Recognising that the RSC levies performed poorly with regard to the generally accepted principles of sound taxation (e.g. equity, efficiency, certainty, simplicity, ease of administration), the Minister of Finance announced in the
2005 Budget that RSC levies would be phased out on 30 June 2006. However, for municipalities to meet their expenditure obligations, especially in terms of poverty alleviation and social and economic development, it is important to maintain existing levels of revenue. The 2005 Medium Term Budget Policy
Statement indicated that national government would compensate municipalities for lost revenue within the national budget framework, and that options for alternative tax or revenue sharing arrangements were under consideration.

To ensure a smooth transition from the old to the new system, allocations in the short- to medium-term will be based on historical RSC levy income collected.
Actual RSC levies collected as obtained from audited financial statements for the 2004/05 financial year were used (and where not available, unaudited ones were used) and converted to a base for the 2005/06 financial year using actual growth rates in RSC levies income for the last three years. Growth rates were adjusted to 5 per cent in instances where lower growth rates were realised. A correction was made to the base amounts of metropolitan municipalities to take account of the zero-rating of property tax that will be implemented from 1 July
2006. The base amount (2005/06) was then allocated in terms of available funding for the 2006 Budget (R7 billion in 2006/07, R8 billion in 2007/08 and R9 billion in 2008/09). Similar to RSC levies, the replacement grant should be prioritised towards basic services and infrastructure development in under-serviced communities.

Overarching legislation will be submitted to Parliament during the first quarter of 2006 to deal with the abolition of RSC levies.

Allocations for the 2006 Budget will be subject to any further reforms to replace RSC levies with alternative sources of revenue as discussed in the 2005
Medium Term Budget Policy Statement. A discussion document on Options for the
Replacement of RSC and JSB levies has been released for comment by 31 March 2006
(obtainable at www.treasury.gov.za). The discussion document highlights the following options as possible replacement sources:

o     VAT ZERO-RATING of municipal propertyratesas from 1 July2006is estimated to result in just under a R1 billion benefit to Category A and B municipalities

o     TAX SHARING OF AN EXISTING NATIONAL TAX INSTRUMENT (such as general fuel levy)

o     A SURCHARGE ON USER CHARGES FOR MUNICIPAL SERVICES, including a municipal electricity surcharge

o     GRANTS could perform two functions, namely:

      o     A guaranteed revenue source for municipalities or categories of municipalities and

      o     A transitional funding mechanism to smooth any possible shocks from the abolition of RSC levies.

o     A NEW OWN REVENUE SOURCE OR SOURCES FOR MUNICIPALITIES, such as a local government business tax (possiblycomplemented with a business license fee for companies falling outside the local business tax system).

                                       79

RESTRUCTURING OF THE ELECTRICITY DISTRIBUTION INDUSTRY AND THE ESTABLISHMENT OF
REGIONAL ELECTRICITY DISTRIBUTORS (REDS)

The restructuring of electricity distribution, if not correctly implemented, could have a significant negative impact on larger municipalities that distribute electricity. Alternative restructuring models were considered to limit the fiscal risk and exposure of these municipalities, including the revision of the six REDs boundaries.

In September 2005, Cabinet approved a plan to accelerate the implementation of
REDs. In this regard, the six metro REDs need to be set up as soon as possible after the 2006 local government elections. Selected municipalities will be given the option to form part of the metro RED or the national RED. The remainder of the country will be covered under a national RED, or a limited number of REDs, incorporating Eskom distributional capacity.

The governance structure and financial framework will, however, be more complex for the national RED, and any other non-metro RED(s) subject to financial viability, given the large number of municipalities that may be involved.
Further work is required to determine the optimal governance structure and fiscal arrangements of the national RED(s) to ensure that these municipalities are also able to play their service authority role in determining electricity priorities within their jurisdiction. The roll out of the national RED is targeted for 2007.

Legislation to regulate the restructuring of the electricity distribution industry (the Electricity Distribution Industry Restructuring Bill) to
complement existing local government legislation and legislation to regulate the electricity reticulation function (the Electricity Reticulation Bill) is likely to be put into the parliamentary process during 2006.

IMPLEMENTATION OF THE LOCAL GOVERNMENT: MUNICIPAL PROPERTY RATES ACT

Although the Municipal Property Rates Act took effect from 2 July 2005, the new property rating and valuation system will only take effect when a council has adopted its rates policy and has prepared the first valuation roll in terms of the act (municipalities are required to bring their valuation records up to date within four years of the effective date of the legislation). The act also requires that a rate levied on newly rateable property must be phased-in over a period of three financial years. It extends or increasingly extends property rates to public service infrastructure and state properties. Most metropolitan and larger urban municipalities are targeting 1 July 2007 as the earliest date for introducing new valuation rolls in terms of the act.

ALIGNMENT BETWEEN THE FUNCTIONAL AND FISCAL DIVISION OF POWERS AND FUNCTIONS
BETWEEN CATEGORY B (LOCAL) AND CATEGORY C (DISTRICT) MUNICIPALITIES

National legislation in terms of sections 155 and 229 of the Constitution may regulate how fiscal powers and functions are to be divided or shared between
Category B and C municipalities. At present, property taxes are allocated to
Category A and B municipalities. Property tax is allocated to Category B municipalities on the basis that they are responsible for functions such as water, sanitation, electricity and refuse removal. Due to an asymmetric division of powers and functions between Category B and C municipalities, certain
Category C municipalities will be responsible for the water function, but the
Category B municipalities will still have all the property tax. Similarly, although certain Category C municipalities have no major functions to perform, they may have access to RSC levies (or subsequent funding sources to replace RSC levies).

Joint work is currently being undertaken by National Treasury and the Department of Provincial and Local Government to improve the alignment between the functional and fiscal division of powers and functions between Category B and C municipalities.

The Division of Revenue Bill, attendant documentation (schedules indicating division and grant frameworks), and background material are available on the
National Treasury website (www.treasury.gov.za).

                                       80

                                  APPENDIX E1:

                           FRAMEWORKS FOR CONDITIONAL
                               GRANTS TO PROVINCES

                                       81

                     APPENDIX E1: FRAMEWORKS FOR CONDITIONAL
                              GRANTS TO PROVINCES

DETAILED FRAMEWORKS ON SCHEDULES 4 AND 5 GRANTS TO PROVINCES

INTRODUCTION

This appendix provides a brief description of the framework for the grants set out in Schedules 4 and 5 of the 2006 Division of Revenue Bill. The following are key areas considered for each grant:

o     Purpose and measurable objectives of the grant

o     Conditions of the grant (additional to what is required in the Bill)

o     Criteria for allocation between provinces or municipalities

o     Rationale for funding through a conditional grant

o     Monitoring mechanisms

o     Past performance

o     The projected life of the grant

o     2006 MTEF allocation

o     The payment schedule

o     Responsibility of national transferring department

o     Grant review process

o     Review of business plans for 2007/08

The attached frameworks are not part of the Division of Revenue Bill, but are published in order to provide more information on each grant to Parliament, legislatures, municipal councils, officials in all three spheres of government and the public. Once the 2006 Division of Revenue Bill is enacted, these frameworks will be gazetted in terms of the Act.

The financial statements and annual reports for 2006/07 will report against the
Division of Revenue Act and its schedules, and the grant frameworks as gazetted in terms of the Act. Such reports must cover both financial and non-financial performance, focusing on the outputs achieved. The Auditor-General is expected to audit compliance to the 2006 Division of Revenue Act and gazetted grant framework by both transferring national departments and receiving provincial departments or municipalities.

                                       82

                               AGRICULTURE GRANTS

------------------------------------------------------------------------------------------------------------------------------
                                   COMPREHENSIVE AGRICULTURAL SUPPORT PROGRAMME GRANT (CASP)
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Agriculture (Vote 25)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To expand the provision of agricultural support services, and promote and facilitate agricultural development by targeting beneficiaries of the Land and Agrarian Reform programmes

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     Increased access to and improvement in the quality of agricultural support services provided to targeted beneficiaries (i.e. advisory, information and knowledge management, training and capacity building, market and business development support, financial, on and off farm infrastructure such as dipping)

                               o     Improvement in the capacity of the departments to deliver agricultural support services

                               o     Number of targeted beneficiaries (from Land and Agrarian Reform programmes) getting access to public agricultural support services

                               o     Increased access by resource poor farmers to timeous market and technical information

                               o     Improvement of availability of on farm and off farm infrastructure supporting targeted farmers (for example dipping, fencing, rehabilitation of irrigation scheme, etc)

                               o     Number of LRAD reform beneficiaries who accessed/accessing markets, market information and training on markets

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Funds to be used to supplement provincial budgets to improve and increase farmer support services within the CASP framework

                               o     Confirmed capacity to implement projects and operational funding to support this capacity

                               o     Quarterly reports including EPWP agreed between the provinces and the national department

                               o     Provincial departmental strategic plans for 2006/07 and over the MTEF to clearly indicate measurable objectives and performance targets as agreed with the national department

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     The formula used to allocate funds is a weighted average of the following variables:

                                     o    The size of agricultural land with higher weights for arable land and the nature of agricultural activities
                                     o    Number of targeted farmers emerging from the land reform programme
                                     o    Rural population as determined by Stats SA based on 2001 Census

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     The development of support services is a national priority given that they will enhance
EQUITABLE SHARE                      the productive capacity and economic success of resource limited land users, households and communal food producers, beneficiaries of the land Reform and Agrarian Reforms
                                     Programme

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     Monthly financial expenditure and quarterly non-financial progress reports on outputs against plans

                               o     Regular visits to provinces by the Department of Agriculture secretariat team to verify expenditure

                               o     Quarterly visits to provinces to monitor performance and provide support

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOMES

                               o     Allocated funds to Provinces was R200 million

                               o     Transferred to Provinces R 200 million

                               o     Spent by Provinces R147,517 million (73,8 per cent)
                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     8 610 LRAD and communal farmers benefited from infrastructure such as dipping, fence, rehabilitation of irrigation scheme, boreholes; 2 202 Land and agrarian farmers benefited from training and 1 200 farmers benefited from accessing markets, markets information and training on markets

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     Approximately 5 years

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     2006/07: R300 million; 2007/08: R415 million; 2008/09: R 435 million

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     10 per cent: 12 April 2006; 35 per cent: 12 July 2006; 35 per cent: 11 October 2006; 20 per cent 11 January 2007

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Evaluate Annual Reports for 2005/06 for submission to NCOP and National Treasury by 31
NATIONAL DEPARTMENT                  October 2006

                               o     Agree on outputs and targets with provincial departments in line with grant objectives for 2007/08 by 31 October 2006

                               o     Provide the guidelines and criteria for the development and approval of business plans

                               o     Monitor implementation and provide support

                               o     Submit quarterly performance reports to the NCOP and National Treasury

                               o     Submit the allocation criteria, 2007 MTEF allocations and the final conditional grant framework that relate to this grant to National Treasury by 15 November 2006 or as requested by National Treasury

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     Provide provincial departments with business plan format guidelines, criteria and
2007/08 BUSINESS PLANS               outputs by 1st week of May 2006

                               o     Both the HOD and the Regional Director DLA to sign business plans approved by Provincial
                                     Grant Assessment Committee (PGAC)

                               o     Submission of business plans by provinces on the 29 September 2006

                               o     Engagement with provinces on business plans in October/November 2006

                               o     Evaluation of business plans, last week of November 2006

                               o     Approval of business plans by Minister, December 2006

                               o     Inform provinces of approval by 2nd week of January 2007

------------------------------------------------------------------------------------------------------------------------------

                                       83

------------------------------------------------------------------------------------------------------------------------------
                           LAND CARE PROGRAMME GRANT: POVERTY RELIEF AND INFRASTRUCTURE DEVELOPMENT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Agriculture (Vote 25)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To address the degradation problems of natural/agricultural resources and to improve the socio-economic status and food security of rural communities

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     Number of beneficiaries benefited from Land Care projects trough skills development, food security

                               o     Beneficiaries from improved production systems, farmers benefiting from farming practices in reducing the depletion of soil fertility and acidity, beneficiaries benefiting from training conducted

                               o     Number of awareness activities e.g. farmers' days, project launches, road shows
                                     (exhibitions) / land care weeks, marketing workshops that will accommodate a planning for the next national land care conference, national land care conferences, national and provincial junior care competitions, arbor weeks, farm trials/ demonstrations in North
                                     West and Northern Cape provinces (ha)

                               o     Conservational structures: gabions, vertiver grass in (km)

                               o     Eradication of alien/ invasive plants (ha), bush clearing (ha)

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Confirmed capacity to implement projects and operational funding to support this capacity

                               o     Quarterly reports agreed between the provinces and the national department

                               o     Provincial departmental strategic plans for 2006/07 and over the MTEF to clearly indicate measurable objectives and performance targets as agreed with the national department

                               o     Funds to be used only as per plan approval of the DoA

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     The formula used to allocate funds is a weighted average of the following variables:

                                     o    Communal land capability (per cent classes 1-3 of communal cultivated land)
                                     o    Areas of severe degradation (degradation index) taking into consideration national priorities for critical agricultural natural resources use through the themes of soil care, water care and veldt care
                                     o    Nodal areas according to ISRDP nodes
                                     o    Poor households living below minimum poverty line (percentage of medium level to high)
                                     o    Size of the land in million hectares within the Province
                                     o    Subsistence farming/ agriculture in terms of cultivated land percentages

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     The funding originated with the special poverty allocations made by national government
EQUITABLE SHARE                      and is not part of the equitable share

                               o     The responsibility for the programme rests with the national department while provincial departments are implementing agents

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     Monthly financial reports

                               o     Quarterly progress reports on outputs against plans including EPWP

                               o     Quarterly visits to Provinces by the Department of Agriculture (DoA) to monitor performance and provide support

                               o     Quarterly visits to Provinces by the DoA Secretariat

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOMES

                               o     Allocated funds to Provinces was R43,8 million

                               o     Transferred to Provinces R43,8 million

                               o     Spent by Provinces R31,765 million (72,5 per cent)

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     229 benefited from irrigation channels; 520 benefited from solid waste; 32581 ha of veld were improved; 7154 benefited from improved production systems; 800 benefited from farming practices in reducing the depletion of soil fertility and acidity; 4953 benefited from training; 380 awareness activities were conducted such as project launches, farmers' days etc. and 919 youth benefited from sound management practices

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     5 years and subject to business plans and performance of the programme

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     2006/07: R45 million; 2007/08: R47 million: 2008/09: R49 million

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     10 per cent: 12 April 2006; 35 per cent: 12 July 2006; 35 per cent: 11 October 2006; 20 per cent: 11 January 2007

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Evaluate Annual Reports for 2005/06 for submission to NCOP and National Treasury by 31
NATIONAL DEPARTMENT                  October 2006

                               o     Agree on outputs and targets with provincial departments in line with grant objectives for 2007/08 by 31 October 2006

                               o     Provide the guidelines and criteria for the development and approval of business plans

                               o     Monitor implementation and provide support

                               o     Submit quarterly performance reports to NCOP and National Treasury

                               o     Submit the allocation criteria, 2007 MTEF allocations and the final conditional grant framework that relate to this grant to National Treasury by 15 November 2006 or as requested by National Treasury

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     Provide provincial departments with business plan format guidelines, criteria and outputs
2007/08 BUSINESS PLANS               by 1st week of May 2006

                               o     Submission of business plans by provinces on 29 September 2006

                               o     Engagement with provinces on business plans in October/November 2006

                               o     Evaluation of business plans, last week of November 2006

                               o     Approval of business plans by Minister, December 2006

                               o     Inform provinces of approval by 2nd week of January 2007

------------------------------------------------------------------------------------------------------------------------------

                                       84

                                EDUCATION GRANTS

------------------------------------------------------------------------------------------------------------------------------
                                          FET COLLEGE SECTOR RECAPITALISATION GRANT
------------------------------------------------------------------------------------------------------------------------------

                               TRANSFERRING DEPARTMENT o Education (Vote 15)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To recapitalise the 50 public FET Colleges to improve their capacity to contribute to skills development training in the country by:

                                     o    Reskilling staff to offer responsive programmes
                                     o    Upgrading physical infrastructure of FET Colleges
                                     o    Providing relevant equipment to support programme delivery and enhance skills development
                                     o    Providing support for development of relevant programmes
                                     o    Establishing student support units
                                     o    Establishing connectivity of 50 FET Colleges to improve communication, information management and curriculum delivery

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     100 workshops upgraded at 50 FET Colleges

                               o     Equipment delivered and installed

                               o     216 college campus sites (grounds and landscapes) rehabilitated

                               o     2 000 college staff trained for curriculum development and programme delivery

                               o     Student support units and resource centres established at 150 college campus sites

                               o     Local Area Networks (LAN) and Wide Area Network (WAN) across all 50 colleges and 216 campus sites

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Three year college and provincial recapitalisation plans must be submitted to and approved by the DoE

                               o     Colleges must develop detailed yearly (operational) business plans that demonstrate how approved funding would be spent

                               o     Allocated funds should be transferred to each college account

                               o     The college will appoint service providers/suppliers through government procurement procedures

                               o     Deviations over 10 per cent from category allocations in business plans must be authorised by the Director-General

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     Funds are allocated per college based on the recapitalisation plans submitted by the colleges

                               o     These recapitalisation plans have been assessed against:

                                     o    Contribution of colleges to provincial growth plans
                                     o    Record of student enrolment and growth
                                     o    Provincial youth population
                                     o    Consideration of major infrastructure developments (both public and private)
                                     o    State of college financial governance

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATING       o     To ensure that the grant is earmarked for purposes of FET college sector recapitalisation
IN EQUITABLE SHARE
                               o     To ensure that the recapitalisation funds do not replace the provincial commitment and spending on FET Colleges

                               o     To ensure oversight by the Department of Education

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     The Department of Education has set up a dedicated monitoring unit responsible for the monitoring the implementation of the recapitalisation project

                               o     Inter-provincial committee on FET College recapitalisation will oversee the implementation of the plans under the guidance of the Department of Education

                               o     The monitoring of implementation against the approved college operational plans

                               o     Quarterly on-site visits to colleges to assess implementation

                               o     Regular support to provincial education departments and colleges that experience challenges in any of the areas of implementation

                               o     Provincial quarterly and annual reports will be analysed to monitor progress and identify gaps in implementation, which will inform the support strategy

                               o     Quarterly meetings of the inter-provincial committee on FET College recapitalisation

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               o     New grant

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     Period of three years ending 2008/09

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     2006/07: R470 million; 2007/08: R595 million; 2008/09: R795 million

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Two (2) instalments (13 April 2006, 15 October 2006)

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Provide framework for the development of business plans by colleges
NATIONAL DEPARTMENT
                               o     Evaluate business plans and provide feedback to colleges and provincial Departments of
                                     Education

                               o     Provide support as needed by the provincial Departments of Education and the colleges

                               o     Approve college operational plans for the disbursement of the recapitalisation funds

                               o     Transfer payments to provincial Department of Education

                               o     Monitor and evaluate the recapitalisation project implementation according to the approved recapitalisation operational plans

                               o     Submit quarterly performance reports to NCOP and National Treasury

                               o     Submit the allocation criteria, 2007 MTEF allocations and the final conditional grant framework that relate to this grant to National Treasury by 15 November 2006 or as requested by National Treasury

------------------------------------------------------------------------------------------------------------------------------
COMMITMENT OF THE              o     A dedicated project team
NATIONAL DEPARTMENT
                               o     Additional support to provinces

------------------------------------------------------------------------------------------------------------------------------

                                       85

------------------------------------------------------------------------------------------------------------------------------
                                          FET COLLEGE SECTOR RECAPITALISATION GRANT
------------------------------------------------------------------------------------------------------------------------------

PROCESS FOR APPROVAL OF        o     An inter-provincial team on recapitalisation is established to monitor the development
BUSINESS PLANS FOR 2007/08           of plans and guide the process

                               o     The first draft of the consolidated provincial operational plans will be submitted to the
                                     Department of Education for appraisal by 25 November 2006

                               o     The Department of Education team will meet to evaluate the consolidated operational plans by 2 December 2006

                               o     The comments on the operational plans will be sent to provinces for amendments by 9
                                     December 2006

                               o     Provinces will be required to submit the provincially approved amended operational plans to Department of Education by 6 January 2007

                               o     The Department of Education will approve the final business plans and implementation will start by 15 January 2007

------------------------------------------------------------------------------------------------------------------------------

                                       86

------------------------------------------------------------------------------------------------------------------------------
                                          HIV AND AIDS (LIFE SKILLS EDUCATION) GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Education (Vote 15)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To coordinate and support the structured integration of life skills and HIV and Aids programmes across all learning areas in the school curriculum

                               o     To ensure access to an appropriate and effective, integrated system of prevention, care and support for children infected and affected by HIV and Aids

                               o     To deliver life skills, sexuality and HIV and Aids education programmes in primary and secondary schools

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     600 master trainers trained on the integration of life skills and HIV and Aids programmes across all learning areas of the curriculum

                               o     25 000 educators trained to integrate the programmes across all learning areas of the curriculum

                               o     Peer education, care and support programmes for learners and educators implemented in at least 15 000 schools

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Provincial business plans must be developed in accordance with stipulated requirements as set out by the Department

                               o     Each business plan should distribute the allocation to activities according to the following weightings:

                                     o    Advocacy:                                                   5 per cent
                                     o    Training and development: Educator and EMGD training:      30 per cent
                                     o    Peer education:                                            15 per cent
                                     o    Care and support (NOT EAP OR CLINICAL):                    15 per cent
                                     o    Learning and Teaching Support Materials:                   25 per cent
                                     o    Monitoring, support and evaluation:                         7 per cent
                                     o    Management and administration:                              3 per cent

                               N.B: The above percentages are given as a guideline and may be deviated from in line with the provincial needs with the approval of the national accounting officer. These deviations should be informed by achievements and or critical challenges relating to the nature of the pandemic

                               o     Grant must be kept on separate responsibility and objective codes

                               o     Provincial education departments to ensure that they have the necessary skills and capacity to manage the grant

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     Education component of the equitable share formula as explained in Annexure E of Budget
                                     Review is used to allocate this grant amongst provinces

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     Enables the Department of Education to provide overall direction, to ensure congruency,
EQUITABLE SHARE                      coherence and alignment with the Department's national strategy for HIV and Aids and the
                                     National Integrated Plan for children infected and affected by HIV and Aids (NIP). This also enables the Department of Education to play an oversight role in the implementation of the life skills programmes in primary and secondary schools

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     Bi-annual visits to track progress against business plans

                               o     Visit schools to verify implementation progress as reported by provinces

                               o     Provincial officials will monitor implementation at district and school levels as indicated in their business plans

                               o     District officials would monitor implementation of the programme at school level

                               o     The Departments of Education, Health and Social Development will schedule bi-annual inter-departmental meetings and inter-provincial visits as part of the integrated plan

                               o     Provincial monthly, quarterly and annual reports submitted to National Treasury and NCOP

------------------------------------------------------------------------------------------------------------------------------
INTERVENTION STRATEGY          o     Regular support will be provided to provinces that experience challenges in areas of implementation based on data from monitoring mechanisms

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOMES

                               o     Of a total allocation of R134 million (R129 million + R5,5 million roll-over) provinces spent R112 million (83.9 per cent)

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     Provinces trained 64 014 learners and 6 401 educators as peer educators

                               o     102 822 educators were trained in life skills

                               o     More than 7 392 district officials were trained as master trainers to train educators in life skills

                               o     Learning and Teaching Support Materials were delivered to 26 693 schools

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     It is expected the programme to be fully integrated into the school curriculum over the next three years

                               o     The life cycle of the project may be extended subject to the results of the impact study, which is underway (2005/06)

                               o     The results of the impact study will also inform new emphases that the extended project would need to address

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     2006/07: R144 million; 2007/08: R152 million; 2008/09: R162 million

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Four instalments (13 April 2006, 14 July 2006, 31 October 2006 and 31 January 2007)

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Identify risks and challenges
NATIONAL DEPARTMENT
                               o     Submission of quarterly performance (i.e. outputs) reports with a quarter lag to SCOF in the NCOP

                               o     2007 MTEF allocations and the final conditional grant framework that relates to this grant must be submitted to the National Treasury by 15 November 2006 or as requested by the National Treasury

                               o     Evaluate Annual Reports for 2005/06 for submission to NCOP and National Treasury by 31
                                     October 2006

                               o     Agree on outputs and targets with provincial departments in line with grant objectives for 2007/08 by 31 October 2006

------------------------------------------------------------------------------------------------------------------------------

                                       87

------------------------------------------------------------------------------------------------------------------------------
                                          HIV AND AIDS (LIFE SKILLS EDUCATION) GRANT
------------------------------------------------------------------------------------------------------------------------------

                               o     Provide the guidelines and criteria for the development and approval of business plans

                               o     Monitor implementation and provide support

                               o     Submit quarterly performance reports to NCOP and National Treasury

                               o     Submit the allocation criteria, 2007 MTEF allocations and the final conditional grant framework that relate to this grant to National Treasury by 15 November 2006 or as requested by National Treasury

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     Meeting with provinces to identify targets and activities for 2007/08 by 25 June 2006
2007/08 BUSINESS PLANS
                               o     Provinces submit draft business plans to Department of Education for evaluation by 30
                                     September 2006

                               o     Department of Education evaluates provincial business plans by 10 December 2006

                               o     Comments sent to provinces for amending the plans by 10 January 2007

                               o     Provinces submit amended, signed plans to Department of Education by 28 February 2007

                               o     Director-General approval of national and provincial business plans by 30 March 2007

------------------------------------------------------------------------------------------------------------------------------

                                       88

------------------------------------------------------------------------------------------------------------------------------
                                          NATIONAL SCHOOL NUTRITION PROGRAMME GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Education (Vote 15)
------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To contribute to enhanced learning capacity through school feeding
------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     About 5,5 million learners at 16 000 targeted schools are fed

                               o     Targeted learners at schools are fed for a minimum of 156 school days in all provinces

                               o     Provinces comply fully with Cabinet quality criteria for school feeding

                               o     Provinces comply fully with criteria for health and hygiene as directed by the guidelines of the Department of Health

                               o     Food gardens or small stock projects are set up in all participating schools, 2 000 schools in nodal areas prioritised

                               o     School nutrition policy is developed within the framework of Health in Education

                               o     Comply with any additional national and/or provincial measures aimed at adding value to the quality of the programme

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Provincial business plans must be developed in accordance with the stipulated requirements as set out by the Department

                               o     Each business plan must distribute the allocation to activities according to the following weightings:

                                     o    School feeding:                                            93 per cent
                                     o    Administration:                                             7 per cent

                               o     Grant must be kept on separate responsibility and objective codes

                               o     Meals should comply with approved menus, nutrition quality and quantities and food safety standards

                               o     Children should be fed by 10:00 am

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     The distribution formula is based on an index comprising of three indicators, namely the poverty gap (1996), poverty distribution according to population (1996) and anthropometric indicators of children (2000). This distribution formula will be used for the 2006/07 and 2007/08 financial years. For 2008/09 it will also be used, but the poverty distribution component (2000) will be phased in until it is possible to only use the poverty distribution component

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     The National School Nutrition Programme is a government programme for poverty
EQUITABLE SHARE                      alleviation specifically initiated to uphold the rights of children to basic food. For this reason, there is a national mandate to fund, spend and account transparently before government and the public. This also enables the Department of Education to play an over-sight role in the implementation of the school feeding activities in schools

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     Bi-monthly visits to track progress against business plans

                               o     Provincial and district visits to monitor effectiveness of system

                               o     Visits to schools to verify implementation progress as reported by provinces

                               o     Provinces monitor implementation and management at district level as indicated in business plans

                               o     District officials will monitor implementation of the programme at school level

                               o     Additional verification will be done through information picked via the Toll Free number of the Department of Education

                               o     Provinces will finalise a service level agreement (SLA) with the Department of Health on random sampling of food served

                               o     An interim baseline tool to set parameters for monitoring of impact of the school nutrition programme will be implemented

                               o     Provincial monthly, quarterly and annual reports submitted to National Treasury and SCOF in the NCOP

------------------------------------------------------------------------------------------------------------------------------
INTERVENTION STRATEGY          o     Regular support will be provided to provinces that experience challenges in areas of implementation based on data from monitoring mechanisms

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOMES

                               o     A total of R832 million was allocated and 87 per cent of the budget was spent

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     A total of 238 school monitoring visits were conducted to support provinces

                               o     The Department of Education toll-free number, 0800 202 933 was opened to the NSNP and the public

                               o     The Directorate and schools started about 50 new gardens and/or small stock projects

                               o     Parents and communities support schools by participating in the ground-breaking Letsema by offering inputs, by transfer of skills and offering protection against predators and intruders

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     The outcome of baseline study will inform future adjustments to the programme

                               o     It is envisaged that, given the economic climate in the country and the impact of various health conditions like diabetes and debilitating chronic conditions, the need for the grant will continue with consideration of phasing it into the schooling system

                               o     The life cycle may be extended as informed by impact study reports in 2006

                               o     The results of the impact study will also inform new emphases to be addressed in the
                                     2007 MTEF

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     2006/07: R1 098 million; 2007/08: R1 153 million; 2008/09: R1 238 million

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Four instalments (13 April 2006, 14 July 2006, 31 October 2006 and 31 January 2007)

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Identify risks and challenges
NATIONAL DEPARTMENT
                               o     Provide support to provinces

                               o     Evaluate Annual Reports for 2005/06 for submission to NCOP and National Treasury by 31
                                     October 2006

                               o     Agree on outputs and targets with provincial departments in line with grant objectives for 2007/08 by 31 October 2006

                               o     Provide the guidelines and criteria for the development and approval of business plans

                               o     Monitor implementation and provide support

                               o     Submit quarterly performance reports to NCOP and National Treasury

------------------------------------------------------------------------------------------------------------------------------

                                       89

------------------------------------------------------------------------------------------------------------------------------
                                          NATIONAL SCHOOL NUTRITION PROGRAMME GRANT
------------------------------------------------------------------------------------------------------------------------------

                               o     Submit the allocation criteria, 2007 MTEF allocations and the final conditional grant framework that relate to this grant to National Treasury by 15 November 2006 or as requested by National Treasury

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     Department of Education evaluates draft business plans and sends comments to provinces by
2007/08 BUSINESS PLANS               31 August 2006

                               o     Inter-provincial planning meeting by 15 September 2006 to consolidate minimum requirements for 2007/08

                               o     Provinces submit final draft business plans to Department of Education by 21 September
                                     2006

                               o     Director-General approves national and provincial business plans by 31 October 2006

------------------------------------------------------------------------------------------------------------------------------

                                       90

                                  HEALTH GRANTS

------------------------------------------------------------------------------------------------------------------------------
                                               COMPREHENSIVE HIV AND AIDS GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Health (Vote 16)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     Enable the health sector to develop an effective response to HIV and Aids

                               o     Support implementation of the National Operational Plan for Comprehensive HIV and Aids
                                     Treatment and Care

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     70 per cent of sub-districts having at least one accredited ART service point

                               o     24 000 home-based carers receiving stipends (HBC)

                               o     185 intervention sites in high transmission areas (HTA)

                               o     90 per cent (3000) of primary health care prevention facilities offering prevention of mother to child transmission programme. (PMTCT)

                               o     100 per cent (3309) of primary health care prevention facilities offering voluntary counselling and testing (VCT)

                               o     335 hospitals offering post exposure prophylaxis after sexual assault services (PEP)

                               o     At least 110 facilities/units offering step down care services (SDC)

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Priority areas supported through the grant are: 1. ART related interventions; 2. Home and community based care and support (HCBC); 3. High transmission area interventions among high-risk populations (HTA); 4. Sexual Assault interventions (PEP); 5. Prevention of Mother-to-Child-Transmission  PMTCT); 6. Programme Management Strengthening and
                                     capacity building (PM); 7. Strengthening of Step down care/chronic care facilities; 8.
                                     Voluntary Counselling and testing (VCT)

                               o     Flow of allocation will be dependent on compliance with each condition. Non-compliance will result in the delay of transfer payments, withholding of funds or re-allocation of funds to other provinces

                               o     The IYM monthly financial reports and the monthly break-down report per sub-programme
                                     (see specified conditions) to be submitted latest by the 15th of the following month using standard formats as determined by the national department. An electronic version and a faxed hard copy signed by the provincial grant receiving manager, chief financial officer and the Head of Department need to be submitted

                               o     Quarterly performance output reports to be submitted latest after six weeks following the reporting period using standard formats as determined by the National Department.
                                     An electronic version and faxed hard copy signed by the provincial grant receiving manager and the chief financial officer need to be submitted.

                               o     Provincial departmental strategic plans for 2006/07 and over the MTEF to clearly indicate measurable objectives and performance targets as agreed with the national department

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     Estimate of new HIV infections, Antenatal HIV prevalence, estimated share of HIV positive births, estimated share of Aids cases, share of reported cases of assault

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     Due to the high national priority and the need for a coordinated response for the
EQUITABLE SHARE                      country as a whole

                               o     Distribution of epidemic differs from equitable share distribution

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     Quarterly performance reports as specified by the National Monitoring and Evaluation
                                     Framework for Comprehensive Treatment and Care Programme

                               o     Monthly financial reports

                               o     Quarterly provincial liaisons and/or visits to provinces

                               o     Report on service delivery indicators in the provincial annual reports

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOMES

                               o     Final audit of financial outcome was 98 per cent

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     5 455 counsellors trained and providing services at service points

                               o     3 969 facilities were providing Voluntary Counselling and Testing services

                               o     1 043 091 people received counselling and 83 per cent were tested

                               o     Patients who had access to HBC services were 671 034 by the end of march 2005

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     Home Based Care will in future be intergrated into the Expanded Public Works Programme
                                     (EPWP) that is funded through the equitable share.The stipends for Home Based Caregivers will be part of the intergration to the EPWP.However,operational programme activities still require focused attention particularly prevention strategies.The Department will be monitoring the performance of these programmes and the outcomes thereof. Step Down Care will be formally reviewed in 2006/2007 to assess readiness for incorporation into equitable share for the financial year 2007/2008

------------------------------------------------------------------------------------------------------------------------------

                                       91

------------------------------------------------------------------------------------------------------------------------------
                                               COMPREHENSIVE HIV AND AIDS GRANT
------------------------------------------------------------------------------------------------------------------------------

MTEF ALLOCATIONS               o     2006/07: R1 567 million; 2007/08: R1 646 million; 2008/09: R1 735 million
------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Monthly instalments based on quarterly cash flow of provincial business plans
------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Evaluate Annual Reports for 2005/06 for submission to the NCOP and National Treasury by
NATIONAL DEPARTMENT                  31 October 2006

                               o     Agree on outputs and targets with provincial departments in line with grant objectives for 2007/08 by 31 October 2006

                               o     Provide the guidelines and criteria for the development and approval of business plans

                               o     Monitor implementation and provide support

                               o     Submit quarterly performance reports to NCOP and meet with National Treasury to review the performance of the grant

                               o     National department to review the methodology for provincial allocation of this grant and make recommendation to the National Treasury by 1 October 2006

                               o     Submit the allocation criteria, 2007 MTEF allocations and the final conditional grant framework that relate to this grant to National Treasury by 15 November 2006 or as requested by National Treasury

                               o     Submit approved business plans for 2006/07 to the National Treasury on 13 April 2006

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     First draft of the business plans on the format determined by National Department of
2007/2008 BUSINESS PLANS             Health must be submitted to the National Department of Health by 31 August 2006

                               o     National Department of Health provides provincial budget allocations for provinces to
                                     Treasury by 15 October 2006

                               o     Provincial and National Departments of Health sign and certify, respectively, provincial business plans by 15 February 2007

------------------------------------------------------------------------------------------------------------------------------

                                       92

------------------------------------------------------------------------------------------------------------------------------
                                               FORENSIC PATHOLOGY SERVICE GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Health (Vote 16)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To provide for the transitional activities required to transfer the Medico-Legal
                                     Mortuaries from SAPS to Health and to initiate the development and provision of a comprehensive Forensic Pathology Service (FPS) in all nine provinces in order to ensure impartial professional evidence for the criminal justice system concerning death due to unnatural causes

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     Project manager appointed in each province, and at the National Department

                               o     HR plan implemented in each province

                               o     Implementation plan finalised and implemented for each province

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Maintenance of a separate budget and management centre for FPS in each province

                               o     Appointment of a project manager for FPS and delegation of general management functions and powers to the project manager in the province. These functions to include financial accountability, procurement management, management of Human Resources and organising of the services

                               o     A national project manager to co-ordinate implementation processes in province

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     Combined 2004/05 expenditure by SAPS and health departments on FPS to determine the minimum initial funding ratios from SAPS

                               o     Phased in over a five year period with annual increases to ensure improvement in equitable allocation based on general population as the basis for measuring equity

                               o     Anticipated target of 1,8 post mortem examinations per 100 000 population with higher incidence in pockets around the country

------------------------------------------------------------------------------------------------------------------------------
REASONS NOT INCORPORATED IN    o     The service has been a dual function, partly managed by SAPS (mortuaries) and by health
EQUITABLE SHARE                      (post mortem investigation of death). The function is being transferred to health alone so that an integrated forensic pathology service can be developed independent of (but in collaboration with) SAPS. This will involve staff transfers, new appointment, training, reorganization of infrastructure and a redefinition of the relationship with all players in the criminal justice system

                               o     A new cadre of employment is to be established for Forensic Pathology Officers
                                     (Investigators and Dissectors). It will take time to refine training materials, recruit and train staff to the positions

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     Monthly financial reports

                               o     Quarterly expenditure reports

                               o     Quarterly reports on measurable outputs

                               o     Annual reports need to contain information on performance of this grant

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               o     New grant

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     It is anticipated that within five years the FPS will have achieved acceptable equity and the service sufficiently developed to continue as a programme in the provincial health departments funded through the equitable share

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     2006/07: R525 million; 2007/08: R551 million; 2008/09: R467 million

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Four equal transfer payments, paid quarterly in advance

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Compile a report annually on the progress of the grant and submit to the National
NATIONAL DEPARTMENT                  Treasury

                               o     Evaluate Annual Reports for 2005/06 for submission to NCOP and National Treasury by 31
                                     October 2006

                               o     Agree on outputs and targets with provincial departments in line with grant objectives for 2007/08 by 31 October 2006

                               o     Provide the guidelines and criteria for the development and approval of business plans

                               o     Monitor implementation and provide support

                               o     Submit quarterly performance reports to SCOF in NCOP and National Treasury

                               o     Submit the allocation criteria, 2007 MTEF allocations and the final conditional grant framework that relate to this grant to National Treasury by 15 November 2006 or as requested by National Treasury

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     Business plans need to be submitted to the National Department of Health by 1 September
2007/08 BUSINESS PLANS               2006

                               o     National Department of Health approves provincial business plans by 15 February 2007

------------------------------------------------------------------------------------------------------------------------------

                                       93

------------------------------------------------------------------------------------------------------------------------------
                                                HOSPITAL REVITALISATION GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Health (vote16)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To provide funding to enable provinces to plan, manage, modernise, rationalise and transform the infrastructure, health technology, monitoring and evaluation of hospitals in line with national policy objectives

                               o     To transform hospital management and improve quality of care in line with national policy

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     Progress of projects as recorded quarterly through monitoring and evaluation system on both physical progress and expenditure

                               o     63 business cases approved for revitalisation

                               o     At least 34 hospitals will be in various stages of construction

                               o     The measurable outputs for hospital management and quality improvement programs are described in the Project Implementation Manual

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Before the first transfer, Project Implementation Plans (PIP) as guided by the Project
                                     Implementation Manual (PIM) must be approved by the national Department of Health

                               o     Submission of PIP's on 15 February 2006

                               o     With the exception of funding for costs incurred for developing business cases, all projects commencing in 2006/07 must have business cases and project implementation plans approved before funds can be released for such projects

                               o     Provincial strategic plans must include comprehensive hospital plans, which provide a framework in which business cases are subsequently developed

                               o     Submission of 2007/08 business cases for assessment on or before 1 May 2006

                               o     Submission of cash flows over MTEF period, including for remainder of year, on or before 1 September 2006

                               o     Submission of revised cash flows over MTEF period, including for remainder of year, on or before 1 December 2006

                               o     Submission of PIP's for 2007/2008 on 15 February 2007

                               o     Provincial Department must strengthen grant management by appointing a complete
                                     Revitalisation Team as guided by PIM

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     Allocations based on projected cash flow figures for approved projects over the MTEF period, and include expenditure on health technology and hospital management and quality improvement.

                               o     Value of available approved business cases per province

                               o     Past expenditure performance of the provinces

                               o     Project based allocation approach is aligned with equity based approach over longer term

                               o     The portion of hospital management expenditure as part of a province's total allocation will be described in the PIM

------------------------------------------------------------------------------------------------------------------------------
TRANSITION FROM HMQI           o     Provinces made commitments to suppliers with regard to the HMQI that span over a number
GRANT INTO HOSPITAL                  of years
REVITALISATION GRANT
                               o     HMQI expenditure that is incurred at facilities other than approved hospital revitalisation facilities will be allowed funding from the Hospital Revitalisation
                                     Grant up to 1 April 2007.

                               o     Monitoring and evaluating methodology of the performance on these items will be included in the Project Implementation Manual.

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     Strategic investment in hospital services to bring all provinces up to national target
EQUITABLE SHARE
                               o     These are large projects requiring substantial capital investments. Their size, lumpiness and national strategic importance is suited to dedicated funding

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     Quarterly performance reports

                               o     Monthly financial reports (i.e. IYM and facilities)

                               o     Quarterly visits to provinces

                               o     Annual report of provinces outlining progress on each project

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOMES

                               o     Audited figures indicate an expenditure rate of 84 per cent of transferred funds, with low spending in the Free State, Gauteng, and Mpumalanga

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     Allocation amounted to R911 million. All funds were transferred except in
                                     KwaZulu-Natal, which experienced tender challenges. Provinces spent 84 per cent of transferred funds, with low spending in the Free State, Gauteng, and Mpumalanga.

                               o     During this period four projects were completed: Calvinia (NC), Colesberg (NC),
                                     Swartruggens (NW) and Piet Retief (MP)

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     2006/07: R1, 440 million; 2007/08: R1, 707 million; 2008/09: R1, 983 million

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Monthly

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Annual cycle for grant:
NATIONAL DEPARTMENT
                                     o    PIP's received by National Department of Health on 15 February 2006, covering all 4 components
                                     o    Approved PIP's submitted to National Treasury 15 March 2006
                                     o    Business cases for 2007/08 received by National Department of Health on 1 May 2006
                                     o    Approved business cases submitted to National Treasury 30 June 2006
                                     o    Revised cash flows over MTEF period, including for remainder of year for existing and new projects, received by 1 August 2006
                                     o    Preliminary grant Allocation for 2007/08 by 31 October 2006
                                     o    Project Implementation Manual 2007/08 completed by 30 November 2006

------------------------------------------------------------------------------------------------------------------------------

                                       94

------------------------------------------------------------------------------------------------------------------------------
                                                  HOSPITAL REVITALISATION GRANT
------------------------------------------------------------------------------------------------------------------------------

                               o     Evaluate Annual Reports for 2005/06 for submission to the NCOP and National Treasury by
                                     31 October 2006

                               o     Agree on outputs and targets with provincial departments in line with grant objectives for 2007/08 by 1 August 2006

                               o     Provide the guidelines and criteria for the development and approval of business cases and project implementation plans

                               o     Monitor implementation and provide support

                               o     Submit quarterly performance reports to SCOF in the NCOP and National Treasury and meet with National Treasury as determined by treasury to review performance of this grant.

                               o     Submit the allocation criteria, 2007 MTEF allocations and the final conditional grant framework that relate to this grant to National Treasury by 15 November 2006 or as requested by National Treasury

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     Business case for each new project planned to commence in 2007/08 must be submitted to
2007/08 BUSINESS PLANS               the national Department of Health by 1 May 2006. These should use the standard framework, comply with national and provincial strategic objectives and demonstrate sustainability

                               o     Approved business cases along with funding requirements for 2007/08 to be submitted to
                                     National Treasury by 30 June 2006. This should be accompanied by certificate of approval for each approved business case with required cash flow

                               o     Submit the allocation criteria, MTEF allocations and the final conditional grant framework that relate to this grant to National Treasury by 15 November 2006 or as requested by National Treasury

                               o     Project Implementation Plan in required format covering all 4 components for each hospital signed by Head of Department must be submitted to the national department by 15
                                     February 2007. This should contain a costed implementation plan as described in the
                                     Project Implementation Manual

------------------------------------------------------------------------------------------------------------------------------

                                       95

------------------------------------------------------------------------------------------------------------------------------
                                               NATIONAL TERTIARY SERVICES GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Health (Votes 16)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To compensate provinces for the supra-provincial nature of tertiary services provision and spill over effects

                               o     To provide strategic funding to enable provinces to plan, modernise, rationalise and transform the tertiary hospital service delivery platform in line with national policy objectives including improving access and equity

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     Provision of designated national tertiary services levels in 27 hospitals as agreed between the province and the national Department of Health

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Completion of service level agreement (SLA) in the provided format signed by each provincial department or receiving officer and Head of Department of Health and the transferring officer by 15 March 2006

                               o     Quarterly reporting of activity data by specialised units within the identified hospital within 14 days of the end of each quarter

                               o     Institutions should report monthly to provincial office and quarterly reports to national department

                               o     Maintenance of separate budget for each of the 27 hospitals

                               o     Department that receives this grant must communicate in writing to each benefiting hospital the allocation made, the relevant conditions and expected outputs. For monitoring purposes this information must be supplied to the National Department of
                                     Health

                               o     Provincial departmental strategic plans for 2006/07 and over the MTEF to clearly indicate measurable objectives and performance targets as agreed with the national department

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     Cost of designated tertiary services as determined by the costing and the review of NTSG

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     Tertiary services are not limited to provincial boundaries and their specialised nature
EQUITABLE SHARE                      makes them a national asset requiring collective agreement and management

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     Quarterly performance reports

                               o     Monthly financial reports

                               o     Quarterly visits to provinces

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOMES

                               o     The allocated amount of R4,2 billion was transferred to provinces and funding flowed to institutions as planned

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     All provinces submitted monitoring returns

                               o     National Department has analysed activity data for 2004/05 to inform the resource allocation for the outer years

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     Support for tertiary services will continue because of their spill over effects. The grant is likely to be reformulated to support the Modernisation of Tertiary Services strategy. The planning of the service configuration and the basis for the calculation of the grant will be constantly reviewed

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     2006/07: R4 981 million; 2007/08: R5 221 million; 2008/09: R5 482 million

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Monthly

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Evaluate provincial annual reports for 2005/06 for submission to NCOP and National
NATIONAL DEPARTMENT                  Treasury by 31 October 2006

                               o     Agree on grant objectives with provincial departments in line with grant objectives for
                                     2006/07 by 31 October 2006

                               o     Provide framework for service level agreements, assess and approve SLA's prior to transfer of funds

                               o     Management of SLA

                               o     Undertake grant reform process

                               o     Monitor implementation and provide support

                               o     Submit quarterly performance reports to NCOP and National Treasury and meet the
                                     National Treasury to review performance of the grant

                               o     Submit the allocation criteria, 2007 MTEF allocations and the final conditional grant framework that relate to this grant to National Treasury by 15 November 2006 or as requested by National Treasury

                               o     Submit approved SLA for 2006/07 to the National Treasury on 13 April 2006

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     Service Level Agreement drafted according to National Framework on Modernisation of
2007/08 SERVICE LEVEL                Tertiary Services
AGREEMENT

------------------------------------------------------------------------------------------------------------------------------
GRANT REFORM PROCESS           o     The grant to be reformed/reviewed in conjunction with the National Treasury

                               o     The review process to be concluded and draft proposals for the development of tertiary services to be submitted to the National Treasury by 31 June 2006

                               o     Reports on the review process to be discussed with National Treasury and provinces at relevant intergovernmental technical forum

                               o     Recommendations emanating from this review to be presented to National Health Council technical committee and the National Treasury

                               o     Provinces to develop costed hospital specific plans for the implementation of identified priorities with respect to the implementing of Modernisation of Tertiary
                                     Services

------------------------------------------------------------------------------------------------------------------------------

                                       96

                                 HOUSING GRANTS

------------------------------------------------------------------------------------------------------------------------------
                              INTEGRATED HOUSING AND HUMAN SETTLEMENT DEVELOPMENT GRANT (IHAHSD)
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Housing (Vote 28)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To finance the implementation of National Housing programmes. The payment of service charges in respect of electricity, rates and taxes of existing housing stock and which were recoverable from tenants are excluded from this provision

                               o     To facilitate the establishment of habitable, stable and sustainable human settlements in which all citizens will have access to selected social and economic amenities

                               o     Progressive eradication of informal settlements on a phased basis through formalisation of informal settlements by 2014

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             HOUSING DELIVERY

                               o     Implementation of 9 pilot projects in respect of informal settlement upgrading programme

                               o     Number of hectares of state land acquired or privately owned land purchased for housing development purposes

                               o     Number of housing chapters of IDP's formulated

                               o     Number and value of approved subsidies in the various categories catered for in the policies

                               o     Number of houses constructed in the various categories catered for in the policies

                               EMPOWERMENT

                               o     Number of job opportunities created

                               o     Number of emerging contractors and amount of funding contributed to meet the goal of
                                     Black Economic Empowerment by the programme

                               o     Number of contracts awarded to women contractors

                               o     Number of women headed households assisted with subsidies

                               PROMOTING SUSTAINABLE HUMAN SETTLEMENTS

                               o     Number of socio economic amenities initiated within informal settlement upgrading projects as well as existing and new housing developments

                               o     Number of households assisted in the Urban Renewal Programme and Integrated sustainable
                                     Rural Development Programme

                               o     Number of households assisted in terms of the Emergency Housing Programme

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Provincial cash flows and business plans linked to projects for 2006/07 must be submitted to the National Department of Housing before the first instalments to provinces are effected

                               o     The annual performance plan (2006/07) of which must be aligned to the new comprehensive plan must be submitted to and approved by the national department by 15 March 2006

                               o     The development of the housing chapter must be undertaken as part of the IDP process in line with procedures for integrated development planning

                               o     Province's and accredited municipalities may, if a proven need exists and subject to approval by the Accounting Officer of the Provincial Department of Housing in
                                     consultation with the Member of the Executive Council (MEC), utilize the lesser amount based on 3% of the total allocation- or to a maximum of R35 million, approved in terms of national policies and guidelines of the voted allocation to support the approved national and provincial housing programmes and priorities

                               o     Housing allocations must be in terms of National Housing Programmes and priorities, and with due consideration of:

                                     o    Creating quality living environments
                                     o    A needs orientated approach
                                     o    Delivery constraints identified and addressed
                                     o    Adequate capacity for effective project /financial/ monitoring management/measures for the execution of the projects,
                                     o    The establishment of an integrated non-racial society

                               o     The accreditation of local authorities by the Member of the Executive Council as prescribed in the Housing Act, 1997 (as amended)

                               o     Provinces and accredited local authorities must utilise the Housing Subsidy System for budgeting, subsidy administration, financial administration and reporting purposes. The implementation of the aforementioned process will be phased in and be fully operational by 2007/08

                               o     Provincial Housing Departments and accredited local authorities must submit comprehensive reports on individual projects as specified in the Monitoring Guidelines by the 15th of each month

                               o     Provincial Housing Departments must set aside an allocation to finance emergency housing needs

                               o     Provincial departmental strategic plans for 2006/07 and over the MTEF period to clearly indicate measurable objectives and performance targets as agreed with the national department

------------------------------------------------------------------------------------------------------------------------------

                                       97

------------------------------------------------------------------------------------------------------------------------------
                              INTEGRATED HOUSING AND HUMAN SETTLEMENT DEVELOPMENT GRANT (IHAHSD)
------------------------------------------------------------------------------------------------------------------------------

ALLOCATION CRITERIA            o     A formula, which is consistent with the principles and provisions contained in Section 214 of the Constitution, has been applied in Housing for provincial allocations. Provincial allocations are currently made according to a formula determined by MINMEC and approved by
                                     Cabinet. The formula recognises the following factors:

                                     o    The needs of each province as measured by the housing backlog. Backlog is a function of people who are homeless, staying in inadequate housing or conditions, and is assigned a weight of 50 per cent
                                     o    A poverty indicator as measured by the number of households earning less than R3 500 in each province and is weighted 30 percent
                                     o    A population indicator, weighted at 20 per cent, as measured by each province's share of total population as per the 2001 census date with effect from the 2005/06 financial year

                               o     The formula provides for weighting in order of the priority of the elements as defined below-

                                     o    A=HN (50 per cent) +HH (30 per cent) +P (20 per cent), where

                                              -A = Allocation
                                              -HN = Housing Need
                                              -HH = Households earning less than R3 500 per month (affordability indicator)
                                              -P = Population

                                     o    Housing need used in the formula is defined on a weighted formula that takes into account the following:

                                              -HN = HL (1.25) + SE (1.2)+SBY ((1.0)+ TC (1.0) +FR (0.5) where
                                              -HN = Housing Need
                                              -HL = Homeless People
                                              -SE = Shacks Elsewhere
                                              -SBY = Shacks in backyards
                                              -TC = Tents and Caravans
                                              -FR =Flat/room on shared property

                               o     However, consideration has been given to adjusting the existing allocation formula. It was resolved at MinMec of 06 December 2005 that the new allocation framework shall comprise two main elements, an empirical element and a non-empirical element: The empirical part of the new formula, forming 80% of the proposed 80/20 split, concentrates on housing needs, weighted at 90 per cent and development potential of 10 per cent. The need weight is broken down into three major areas, namely inadequate housing, poverty and population. These three areas are then broken down into sub-components. The Developmental potential has two sub-components, namely economic growth potential and net migration

                               o     The non-empirical element comprising the 20 per cent of the split will focus on national and provincial priority projects based on an evaluation of business plans for key housing projects submitted by provinces to MINMEC

                               o     In view of the impact on certain provinces where their allocation could be significantly reduced when the revised formula is applied, it was deemed necessary to soften the impact by phasing in the new formula over a two-year period with effect from the 2007/08 financial year, whereafter the formula will be applied as intended. The necessary budgetary and legislative consequences brought about by Constitutional changes in respect of the cross boundary municipalities still needs to be finalised by National Treasury and the Department of Provincial and Local Government, and it is anticipate that the changes can only be fully implemented with effect from 1 April 2007. The implication is that the adjustments to provincial allocations may be effected only after this date. As a result, there could be amendments to the MTEF amounts already conveyed to Provincial Treasuries

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     The provision of housing to the poor is a national priority
EQUITABLE SHARE
                               o     The housing development is viewed as an initiative through which projects and programmes can be funded that are in support of the housing investment being made in an effort to create viable communities living in sustainable integrated human settlements

                               o     The conditional grant enables the national government to provide for the implementation of housing delivery in provinces and accredited local authorities, and the monitoring of provinces and accredited local authorities accordingly

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     The National Department of Housing installed a transversal computerized subsidy management system (HSS) in all Provincial Housing Departments for the administration of the subsidy scheme and to allow the national department to monitor progress and expenditure

                               o     Monitoring in terms of the provisions of DORA and the approved Monitoring Guidelines

                               o     Quarterly visits to Provinces, interaction by the housing sector Chief Financial Officers and Heads of Housing and MINMEC meetings

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOMES

                               o     R4,473 billion was allocated and transferred to provinces. When including unspent funds in 2003/04, the total funds available for spending amounted to R4,848 billion, of which
                                     R366,805 million was not spent

------------------------------------------------------------------------------------------------------------------------------

                                       98

------------------------------------------------------------------------------------------------------------------------------
                                      HEALTH PROFESSIONS TRAINING AND DEVELOPMENT GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Health (Vote 16)
------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     Support provinces to fund costs associated with training of health professionals

                               o     Development and recruitment of medical specialists in under-served provinces

                               o     Support and strengthen undergraduate and post graduate teaching and training processes in health facilities

                               o     Enable shifting of teaching activities from central hospital to regional and district hospitals

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     Number and composition of health sciences students by province and training institution

                               o     Number of registrars and students per discipline and per institution

                               o     Expanded specialist and teaching infrastructure in target provinces (Mpumalanga,
                                     Limpopo, Eastern Cape, North West and Northern Cape)

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Business plans to be submitted in the approved format by 28 February 2006

                               o     Submission of quarterly monitoring reports in the prescribed format by one month after the close of the quarter

                               o     The training platform and resourcing thereof need to be developed after consultation with the appropriate Health Science Institutions. A formal forum comprising of the relevant bodies should be established to facilitate this process

                               o     Each province to publish in its strategic plan for 2006/07, information as required by the national department, on the training of all health care personnel by training institution

                               o     Regular meetings with national Department of Education and National Treasury to develop and finalise grant reform proposals

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     A specific increment has been allocated to previously disadvantaged provinces to develop specialist and teaching capacity

                               o     Target allocation criteria will be reviewed as a process of grant reform in 2006/07

                               o     Allocation of the training component is based on a historical approach derived from medical students distribution

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     Grant primarily targets certain provinces, which currently provide the bulk of health
EQUITABLE SHARE                      professions training nationally

                               o     Expansion and shifting of location of teaching activities requires national coordination

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     Monthly financial reports

                               o     Quarterly reporting by provinces on the number of students enrolled by discipline, level and training institution using the prescribed format

                               o     Quarterly reporting by targeted provinces on achievement of planned expansion of specialist and teaching infrastructure and on number of specialists, registrars by institution biannually

                               o     Annual report to contain details of outputs of this grant

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOMES

                               o     The entire R1 434 million was transferred to provinces and funding flowed to institutions as planned

                               o     The audited figures indicate expenditure rate of 96 per cent of transferred funds

                               o     Eastern Cape, Free State, KZN, and North West had low spending of the transferred funds

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     All provinces submitted monitoring returns which include measurable outputs, details of which are contained in the annual reports

                               o     Provincial achievements in training and development by discipline:

                                     o    Medical students - 5 905
                                     o    Professional nurse students - 26 122
                                     o    Health science students - 3 886
                                     o    Registrars - 1 120
                                     o    Specialists - 555
                                     o    Registrars/specialists involved in outreach services - 551

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     2006/07: R1 520 million; 2007/08: R1 596 million; 2008/09: R1 676 million

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Monthly instalments

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Evaluate annual reports for 2005/06 for submission to NCOP and National Treasury by 31
NATIONAL DEPARTMENT                  October 2006

                               o     Provide the guidelines and criteria for the development and approval of business plans

                               o     Monitor implementation and provide support

                               o     Submit quarterly performance reports to SCOF in the NCOP and National Treasury

                               o     Submit the allocation criteria, 2007 MTEF allocations and the final conditional grant framework that relate to this grant to National Treasury by 15 November 2006 or as requested by National Treasury

                               o     Submit approved business plans for 2006/07 to the National Treasury on 13 April 2006

                               o     Strengthen capacity to manage this grant

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     Business plans signed by the Head of Department and approved by the National Department
2007/08 BUSINESS PLANS               as per developed format by 28 February 2007. The review process will inform the plans

------------------------------------------------------------------------------------------------------------------------------
GRANT REFORM PROCESS           o     The grant to be reformed/reviewed, in conjunction with the national Department of
                                     Education and National Treasury by 31 June 2006

------------------------------------------------------------------------------------------------------------------------------

                                       99

------------------------------------------------------------------------------------------------------------------------------
                              INTEGRATED HOUSING AND HUMAN SETTLEMENT DEVELOPMENT GRANT (IHAHSD)
------------------------------------------------------------------------------------------------------------------------------

                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     The number of subsidies approved in the last three years averaged 316 343 subsidies per annum, while the number of houses built during the same period averaged 204 850 houses per annum in the period 241 145 subsidies were approved, approved beneficiaries 165
                                     009,houses completed or under construction 178 612

                               o     The number emerging contractors and amount of funding contributed to meet the goal of
                                     Black Economic Empowerment by the programme

                               o     Completion of current business in respect of housing developments

                               o     The number of women contractors that were employed

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     Unless government directs otherwise and taking into account the level of backlogs in housing, it is anticipated that the need for funding will exist for at least the next 20 years

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     2006/07: R6,350 billion, 2007/08: R7,938 billion and 2008/09: R8,721 billion

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Monthly instalments (payment schedules) as determined through predetermined provincial expenditure projections inclusive of accredited local authorities

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF NATIONAL   NATIONAL DEPARTMENT
DEPARTMENT AND PROVINCIAL
DEPARTMENT                     o     The establishment by the national department of an internal audit team to ensure that provincial departments have adequate systems in place to provide assurance that conditional grant funds are appropriately managed and controlled

                               o     Evaluate Annual Reports for 2005/06 for submission to NCOP and National Treasury by 31
                                     October 2006

                               o     Agree on outputs and targets with provincial departments in line with grant objectives for 2007/08 by 31 October 2006

                               o     Provide the guidelines and criteria for the development of business plans

                               o     Monitor implementation and provide support

                               o     Submit approved business plans for 2006/07 to the National Treasury on 13 April 2006

                               o     Submit quarterly performance reports to SCOF in the NCOP and National Treasury in line with the dates determined in the guidelines and dates provided by National Treasury to
                                     Provincial Treasuries

                               o     Submit the allocation formula, 2007 MTEF allocations and the final conditional grant framework that relate to the grant to National Treasury by 15 November 2006

                               PROVINCIAL DEPARTMENT

                               o     Provinces must produce a risk assessment plan and comply with the relevant section of
                                     DORA

                               o     Submission of annual report for 2005/06 in each province as soon as it has been tabled in the Provincial Legislature to the national Department of Housing within one week after tabling or on or before 31 October 2006

------------------------------------------------------------------------------------------------------------------------------
PROCESSES FOR CERTIFICATION    o     Business plans for 2007/08 must be submitted to the national department on or before 31
OF 2007/08 BUSINESS PLANS            December 2006 and be approved by the national department by 15 March 2007

                               o     No monthly transfer of funds for 2007/08 will take place to provinces unless the national department is in possession of the cash flows linked to projects for 2007/08 as well as approved the business plans as indicated above. Should it become necessary after 30
                                     November 2006 to amend the cash flows a well motivated request must be submitted to the national department within 14 days of the promulgation of the Act

                               o     Provincial housing departments to ensure that all subsidy allocations for 2007/08 are allocated by 31 December 2006 and such allocations should be submitted to national
                                     Department of Housing by 15 January 2007

                               o     Accredited local authorities to ensure that all subsidy allocations for 2006/07 are allocated by 30 November 2006 and such allocations schedules should be submitted to the provincial housing department for inclusion in the comprehensive provincial housing allocation document

------------------------------------------------------------------------------------------------------------------------------

                                       100

                               LAND AFFAIRS GRANT

------------------------------------------------------------------------------------------------------------------------------
                                     LAND REDISTRIBUTION: ALEXANDRA URBAN RENEWAL PROJECT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Land Affairs (Vote 29)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To contribute towards the purchase of land for the relocation and settlement of
                                     Alexandra residents and other qualifying beneficiaries

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     To contribute towards the acquisition of land for human settlement purposes

                               o     To build housing units for qualifying applicants

                               o     To settle people who qualify for housing subsidies on the purchased land

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     The funds to be used for the sole purpose of acquisition of land for settlement only

                               o     The provincial departments will account to the national Department of Housing and lawful state organs on the expenditure of the funds

                               o     The funds must be used in full before the end of the financial year

                               o     The provincial department must give reports in writing when the funds are expended and continue to report until housing projects have been completed and provide a list of beneficiaries for the land bought

                               o     Provincial departmental strategic plans for 2006/07 and over the MTEF to clearly indicate measurable objectives and performance targets as agreed with the national department

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     Need-Based on the total budget allocated for land reform in the Department

                               o     Based on the competing land reform programmes to be implemented

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     This is a special Presidential project specifically in Gauteng
EQUITABLE SHARE

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     Submission of monthly reports as per the Division of Revenue Act

                               o     Quarterly reports on the progress made to date and on measurable outputs of the grant

                               o     Arrange site visits to the projects to actual access progress

                               o     Enforcement of conditions included in the standard agreement signed the Department of Land Affairs and Provincial Department of Housing

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOMES

                               o     Allocated funds was R 8 million

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     About 32000 qualified for housing subsidies on purchased land

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     The project will be completed in the 2007/08 financial year

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATION                o     R8 million for 2006/07

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Lump sum payment on 30 May 2006

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Evaluate Annual Reports for 2005/06 for submission to NCOP and National Treasury by
NATIONAL DEPARTMENT                  31 October 2006

                               o     Agree on outputs and targets with provincial departments in line with grant objectives for 2006/07 by 31 October 2006

                               o     Monitor implementation and provide support

                               o     Submit approved business plans for 2006/07 to the National Treasury on 15 April 2006

                               o     Submit quarterly performance reports to SCOF in the NCOP and National Treasury

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     Grant not expected to be in place / will discontinue in 2007/08
2007/08 BUSINESS PLANS

------------------------------------------------------------------------------------------------------------------------------

                                       101

                             NATIONAL TREASURY GRANT

------------------------------------------------------------------------------------------------------------------------------
                                               PROVINCIAL INFRASTRUCTURE GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     National Treasury (Vote 8)
------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     Help accelerate construction, maintenance and rehabilitation of new and existing infrastructure in education, roads, health and agriculture

                               o     Focus on the application of labour intensive methods in the provision of access roads and maintenance of infrastructure in order to maximise job creation and skills development

                               o     Gradually increase the labour-intensity of certain specific types of projects over the next five years

                               o     Enhance capacity to deliver infrastructure

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     Construction, rehabilitation and maintenance of roads, schools, health facilities and agriculture infrastructure

                               o     Number of job opportunities created and the average length of employment for labour intensive projects

                               o     Number of persons participating in the training programs under the expanded public works programme

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Submission of detailed infrastructure plans for 2006 Budget by 14 April 2006 for departments that are targeted by the grant. These plans must comply with the prescribed format. The flow of the first instalment depends on the submission and approval of infrastructure plans and submission of fourth quarter report for the 2005/06 financial year

                               o     2006/07 allocations should take into account the conditions for additional allocations that were made for roads in the framework for the grant in 2005 MTEF, these amounted to R1 billion from 2007/08. The Roads departments are expected to prioritise rehabilitation of class 2 roads, and identified freight corridors executing the projects labour intensively in accordance with EPWP tender and design guidelines.

                               o     Submission of draft infrastructure plans, which include organisational support plan and infrastructure programme implementation plan for 2007/08, in the prescribed format by 31 August 2006, or any other date as determined by National Treasury. Plans with final list of projects must be submitted to implementing agents by 31 October 2006.
                                     Final plans to be tabled together with strategic and annual performance plans.

                               o     Submission of quarterly reports on physical progress with implementation of infrastructure projects in addition to in-year expenditure monitoring reports. Reported information should cover the full infrastructure budget in the province, not only the grant allocation. Reports should also indicate progress in terms of expenditure and jobs created with EPWP designated projects.

                               o     The flow of the 2nd, and 3rd instalment will be conditional upon submission and approval of quarterly reports.

                               o     Low volume roads and storm water projects should be implemented in compliance with the
                                     EPWP tender and design guidelines.

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     The formula to allocate the grant takes account of percentage share of equitable share allocation and the infrastructure backlogs. In the 2004 MTEF, an average percentage of equitable share and the backlog component of the equitable share formula were used to allocate the grant among the provinces. Amounts of R130 million for 2006/07 were top sliced for Northern Cape to take account of the vastness of the area and resulting length of roads

                               o     The grant allocation formula has been adjusted to take account of the revised equitable share formula and roads component. The adjustment to new formula is being phased in over the 2005 MTEF and it is now being applied to 2007/08 allocations. The allocations for
                                     2006/07 remain unchanged as published in the 2005 Division of Revenue Act

                               o     The components for the new formula used to allocate infrastructure comprises the equitable share formula, a backlog (education and health) component and a roads component, each of which is assigned an equal weight of 33,3 per cent.

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     This grant ensures that provinces give priority to infrastructure maintenance,
EQUITABLE SHARE                      rehabilitation and construction, and support rural development initiatives in line with
                                     Government priorities

                               o     It is also used as vehicle for stimulating the use of labour intensive methods in large infrastructure programmes/projects to create jobs and develop required skills

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     Provinces are required to submit detailed quarterly reports, which capture the full details of the projects including the allocation for the year, the expenditure for the period in question and on outputs achieved

                               o     Specific reports will also be submitted on progress with the implementation of the EPWP projects

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOMES

                               o     R2,534 million, which include R200 million for flood rehabilitation, was transferred to provinces. The grant aims to encourage increased allocation for infrastructure on roads, health and education and improved performance in the implementation of projects.
                                     Provinces increased spending on payments for capital assets from R7,743 million in
                                     2002/03 to R9,565 million in 2003/04, reflecting 23,5 per cent growth. This grant only constitutes 28 per cent of total payments for capital assets in provinces, indicating that this grant has achieved its objective of increasing provincial budgets and spending capacity for infrastructure

------------------------------------------------------------------------------------------------------------------------------

                                       102

                             NATIONAL TREASURY GRANT

------------------------------------------------------------------------------------------------------------------------------

                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     The real outcome of the higher levels of spending on infrastructure is left to each province, and relevant MinMecs for key concurrent functions like education, health and roads

                               o     With respect to roads performance the Road Coordinating Body is a vehicle for evaluating the performance in line with the strategic framework for roads

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     To be reviewed after five years

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     2006/07: R4,118 million; 2007/08: R5,324 million, 2008/09: R5,697 million

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Quarterly instalments

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Provide the guidelines/format for the development of infrastructure plans for 2006/07 by
NATIONAL DEPARTMENT                  30 April 2006

                               o     Support provinces to improve infrastructure delivery capacity and systems

                               o     Relevant sector department to report on quarterly performance in infrastructure delivery to the NCOP

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     Infrastructure plans are drafted according to prescribed format
2007/08 BUSINESS PLANS
                               o     Draft provincial infrastructure plans for departments that are targeted by the grant are submitted to National Treasury by 31 August 2006

                               o     National Treasury reviews plans and give feedback to provinces by 30 September 2006

                               o     Final Plans provincial infrastructure plans tabled together with provincial Strategic and
                                     Annual Performance plans

------------------------------------------------------------------------------------------------------------------------------

                                       103

                           SPORT AND RECREATION GRANT

------------------------------------------------------------------------------------------------------------------------------
                                   MASS SPORT AND RECREATION PARTICIPATION PROGRAMME GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Sport and Recreation SA (SRSA) (Vote 19)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     Promotion of mass participation within schools through the development of selected number of sport codes, the empowerment of educators, and volunteers to manage and implement in conjunction the with provincial departments responsible for Sport and
                                     Recreation and Education

                               o     Promotion of mass participation within disadvantaged communities through a number of selected activities, the empowerment of communities, and volunteers to manage these activities in conjunction with provincial departments of Sport and Recreation and
                                     Sports and Recreation federations

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     COMMUNITY MASS PARTICIPATION PROGRAMME

                                     o    900 people trained in Sport and Recreation administration
                                     o    2520 coaches trained
                                     o    1080 referees trained
                                     o    1 000 000 people participating actively in the programme
                                     o    6 000 000 participations
                                     o    900 people trained in first aid
                                     o    900 people trained in events management including marketing
                                     o    900 people trained in life skills programme including HIV and Aids
                                     o    540 recreation clubs established

                               o     SCHOOL MASS PARTICIPATION PROGRAMME

                                     o    750 schools involved in the programme
                                     o    13500 educators and volunteers involved in the programme
                                     o    200000 learners involved in the programme

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Provincial departments responsible for sport will be required to enter into formal agreements after approval of business plans prior to the start of the financial year

                               o     Each newly approved community mass participation project must have a sustainability plan by 31 March 2006 to ensure that it will be self-sufficient after 3 years

                               o     Provincial department strategic plan for 2006/7 and over the MTEF to clearly indicate measurable objectives and performance targets as agreed with the national department

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     Funds distributed among provinces (except for Northern Cape) for the current year will be based on an equal base amounts per province plus an amount based on a formula using the equitable share and number of municipalities per province. All the funds allocated to the school sport share of the grant was based on the equitable share formula

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     A conditional grant is necessary to ensure:
EQUITABLE SHARES
                                     o    National coordination, monitoring and facilitation
                                     o    National coordinated and integrated campaign to get the nation active

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     Performance monitoring based on in-person meetings with provincial role players and hub inspections by national department to all provinces during the year (at least 3 hub inspections per province per quarter)

                               o     Provincial performance monitored at 12 monthly national workshops

                               o     Annual impact study conducted

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOMES

                               o     Total DORA allocation to provinces R9 million

                               o     Total amount transferred to provinces R9 million

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     During 2004/05, the first year of the Mass Participation Programme, a cumulative total of
                                     597 304 people participated in the programme with 92637 people registered as participants against a projected total of 27000 participants. In addition, 703 people were trained as sports administrators, 1133 coaches were trained and 656 referees were trained in seven activities. All targets were exceeded as a result of the enthusiasm of local communities

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     SRSA will provide project funding and support for the 3 years for specific areas. As exit strategy business training will be provided in 2006/07 that will develop franchises or clubs in the hubs that will continue with the programme after 2007/08.
                                     Provinces will implement and monitor the projects on an ongoing basis

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     Community Mass Participation: 2006/7: R69 million; 2007/08: R74 million, 2008/09: R80 million

                               o     School Sport: 2006/07: R50 million; 2007/08: R80 million, 2008/09: R125 million

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Four instalments paid in April 2006, July 2006, October 2006 and January 2007 as per
                                     approved payment schedules. Transfers to be made be the 25th of the aforementioned months

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF THE        o     Evaluate Annual Reports for the 2005/06 grants for submission to the NCOP and National
NATIONAL DEPARTMENT                  Treasury by 31 October 2006

                               o     Agree on outputs and targets with provincial departments in line with grant objective for 2007/8 by 15 August 2006

                               o     Provide the guidelines and criteria for the development and approval of business plans

                               o     Monitor implementation and provide support

                               o     Submit approved business plan for 2006/7 to the National Treasury on 28 February 2006

------------------------------------------------------------------------------------------------------------------------------

                                       104

------------------------------------------------------------------------------------------------------------------------------
                                   MASS SPORT AND RECREATION PARTICIPATION PROGRAMME GRANT
------------------------------------------------------------------------------------------------------------------------------

                               o     Submit quarterly performance reports to SCOF in the NCOP and National Treasury

                               o     Submit the allocation criteria, 2007 MTEF allocation and the conditional grant framework that relate to 2007/08 grant to National Treasury by 15 November 2006

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     SRSA provide business plan blue prints to provinces by the 15 September 2006
2007/08 BUSINESS PLANS
                               o     Provinces provide draft business plan to SRSA by the 15 October 2006

                               o     SRSA evaluates draft business plan by the 15 November 2006

                               o     Comments sent to provinces by the 30 November 2006

                               o     Provinces submit revised business plans to SRSA by the 15 December 2006

                               o     HOD approves business plans by the 15 February 2007

------------------------------------------------------------------------------------------------------------------------------

                                       105

                                 TRANSPORT GRANT

------------------------------------------------------------------------------------------------------------------------------
                                                GAUTRAIN RAPID RAIL LINK GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Transport (NdoT) (Vote 33)
------------------------------------------------------------------------------------------------------------------------------
RECEIVING DEPARTMENT           o     Gauteng Provincial Department of Public Transport, Roads and Works for implementation by the Gautrain Management Agency

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     National government contribution to the Gauteng Provincial Government for the construction of the Gautrain Rapid Rail network

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     The completion of the civil works and operational systems of the Gautrain Rapid Rail
                                     Link according to specifications and milestones agreed between the Gauteng Provincial
                                     Government and the Concessionaire in the Public-Private Partnership (PPP) concession agreement

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     The conditional grant is to be used towards the payment of the provincial contribution for the completion of the Gautrain, as specified in the concession agreement

                               o     Interim payments and the final payment made by the province to the concessionaire in terms of the concession agreement throughout the development period (payable according to the agreed general and key milestone completion schedules), will be made by the Province, drawing pro-rata: fifty per cent from the conditional grant payments received from national Department of Transport and fifty per cent from the provincial budget

                               o     The Gauteng provincial government is obligated, in terms of the concession agreement, to make provincial contribution payments to the concessionaire within 10 business days of receiving each interim payment certificate and the final payment certificate from the independent certifier. Failure by the Province to make these payments within the stipulated 10 business days results in the Province incurring interest on each overdue sum

                               o     The receiving Department's rights and obligations in relation to this grant will be managed by the Gautrain Management Agency, to be established through provincial legislation as a schedule 3C public entity in terms of the Public Finance Management Act

                               o     The receiving officer will provide to the national transferring officer, an annual projection of payments due to the concessionaire in terms of the milestone completion schedule, indicating the projected dates on which each general milestone and each key milestone payment will be due to the concessionaire, and the quantum thereof payable from the conditional grant

                               o     In the first year of the concession agreement, the first annual forecast will be done by the receiving officer on the effective date of the concession agreement, forecasting the remainder of the first annual cash flow forecast

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     The Gautrain conditional grant may be used only for the purposes set out in this framework

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     The conditional grant is made for a specific, large public transport infrastructure
EQUITABLE SHARE                      project being undertaken by the Gauteng Provincial Government, as endorsed by Cabinet

                               o     Construction will take place over a five year period

                               o     The total cost of the project is unaffordable to the Province within the limits of its equitable share. It has therefore been agreed that fifty percent of the capital costs of the project will be borne by the Province (through a combination of funds from its equitable share and a borrowing agreement with National Treasury), and fifty per cent will be borne by national government and made available to the Province through a conditional grant

                               o     Cabinet has endorsed the project as a key strategic PPP project of national significance, with potential to stimulate investment in infrastructure and the economy, and to provide opportunities for public transport restructuring and transformation

------------------------------------------------------------------------------------------------------------------------------
MONITORING MECHANISMS          o     The receiving officer will submit reports to the national transferring officer by the end of each quarter, detailing the interim payments and the final payment made to the concessionaire according to the general and key milestone payment schedules in that quarter

                               o     These reports will be supported by copies of the interim certificates and (when applicable) the final certificate issued by the independent certifier, which effected each payment made in the previous quarter in terms of the concession agreement

                               o     For the avoidance of doubt, these reports will be submitted by the receiving officer to the national transferring officer in the first week of January, April, July and October of each year of the development period

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               o     New grant

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     Five years: 2006/07 to 2010/11 inclusive

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATIONS               o     2006/07: R3 241 million; 2007/08: R2 151 million; 2008/09: R1 736 million

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Payments made timeously to meet the Gauteng Provincial Government's contractual obligations in the concession agreement, based on a transfer schedule prepared according to annual cash flow forecasts established by the Gautrain Management Agency which transfer schedule may be amended from time to time where the Gautrain
                                     Management Agency's cash flow forecasts are amended

------------------------------------------------------------------------------------------------------------------------------
CAPACITY AND PREPAREDNESS OF   o     The national transferring officer will assign, task and delegate a dedicated official in
THE TRANSFERRING DEPARTMENT          the national transferring department to be responsible for administering the conditional grant and monitoring the transfer payment

------------------------------------------------------------------------------------------------------------------------------

                                       106

                                  APPENDIX E2:

                           FRAMEWORKS FOR CONDITIONAL
                            GRANTS TO MUNICIPALITIES

                                       107

                    APPENDIX E2: FRAMEWORKS FOR CONDITIONAL
                            GRANTS TO MUNICIPALITIES

DETAILED FRAMEWORKS ON SCHEDULES 4, 6, AND 7 GRANTS TO MUNICIPALITIES

INTRODUCTION

This appendix provides a brief description for each grant in Schedules 4, 6 and
7 of the Division of Revenue Bill. The following are key areas considered for each grant:

o     Purpose and measurable objectives of the grant

o     Conditions of the grant (additional to what is required in the Bill)

o     Criteria for allocation between municipalities

o     Rationale for funding through a conditional grant

o     Monitoring mechanisms

o     Past performance

o     The projected life of the grant

o     2006 MTEF allocation

o     The payment schedule

o     Responsibility of national transferring department

o     Process for approval of 2007 MTEF allocations

The attached frameworks are not part of the Division of Revenue Bill, but are published in order to provide more information on each grant to Parliament, legislatures, municipal councils, officials in all three spheres of government and the public. Once the 2006 Division of Revenue Bill is enacted, these frameworks will be gazetted in terms of the Act.

The financial statements and annual reports for 2006/07 will report against the
Division of Revenue Act and its schedules, and the grant frameworks as gazetted in terms of the Act. Such reports must cover both financial and non-financial performance, focusing on the outputs achieved. The Auditor-General is expected to audit compliance to the 2006 Division of Revenue Act and gazetted grant framework by both transferring national departments and receiving provincial departments or municipalities.

                                       108

                    DEPARTMENT OF MINERALS AND ENERGY GRANTS

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                                              NATIONAL ELECTRIFICATION PROGRAMME
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TRANSFERRING DEPARTMENT        o     Minerals and Energy (Vote 30)

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PURPOSE                        o     To implement the Programme (INEP) by providing capital subsidies to municipalities to address the electrification backlog of permanently occupied residential dwellings, the installation of bulk infrastructure and rehabilitation of electrification infrastructure

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MEASURABLE OUTPUTS             o     The number of connections to households, schools and clinics per annum,

                               o     Progress on reduction of electrification backlog

                               o     Implementation of labour intensive methods on electrification projects and the number of jobs created

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CONDITIONS                     o     Municipalities must contractually undertake to:

                                     o    Account for the allocated funds on a monthly basis by the 10th of every month
                                     o    Pass all benefits to end-customers
                                     o    Not utilise the fund for any purpose other than electrification
                                     o    Adhere to the approved electrification programme and agreed cash flow budgets
                                     o    Ring-fence electricity function
                                     o    Reflect all assets created under the Integrated National Electrification Program
                                          (INEP) on the municipal asset register; this is to assist the process for the formation of the REDS.
                                     o    Safely operate and maintain the infrastructure

                                          o   Adhere to the labour intensive construction methods in terms of the Expanded
                                              Public Works Programme (EPWP) guidelines for activities such as trenching, planting of poles etc
                                          o   Register the Master Plans for bulk infrastructure in terms of the INEP framework and to abide by the directives of the Department regarding the central planning and co-ordination for such bulk infrastructure. This is to maximize the economies of scale in the creation of bulk infrastructure affecting more than one municipality.
                                          o   Use INEP funds for the refurbishment of critical infrastructure, only upon submission of a project plan which must be approved under a framework to be regulated by the Department

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ALLOCATION CRITERIA            o     Applications from licensed municipal distributors based on:

                                     o    High backlog
                                     o    Rural bias
                                     o    Integration with other programmes such as URP, ISRD, other infrastructure programmes like RDP housing etc
                                     o    Ability to provide top-up or seed capital for project finance
                                     o    The requirements to furnish appropriate documentation, approved tariffs, ring-fenced functions
                                     o    The financial, technical and staff capabilities to distribute electricity, to expand and maintain the networks
                                     o    Effective credit control policies
                                     o    Consultation with communities in terms of IDP process
                                     o    Ensuring that universal access objectives are fast tracked
                                     o    Infrastructure which is in a state of disrepair, unsafe and which adversely affects the quality of supply (blackouts and brownouts)
                                     o    Objectives related to Project Consolidate (revenue enhancement, asset protection, local economic development and contribution to job creation

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REASON NOT INCORPORATED IN     o     This is a specific conditional capital transfer in support of the Integrated National
EQUITABLE SHARE                      Electrification Programme

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MONITORING SYSTEM              o     Monthly reports in accordance with PFMA and Division of Revenue Act together with a technical audit process

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PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOME

                               o     There were no specific comments on the INEP with regards to 2004/5 financial year

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     For 2004/5, 60 476 households and 23 schools were connected with a total expenditure of
                                     R202 million

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PROJECTED LIFE                 o     Until the inception of the Regional Electricity Distributors

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MTEF ALLOCATION                o     Direct transfers to municipalities

                                     o    R391,1 million for the 2006/07, R406,6 million for the 2007/08, R457,6 million for the 2008/09 financial years

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PAYMENT SCHEDULE               o     Transfers are made monthly based on pre-agreed plans and cash flows

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RESPONSIBILITIES BY NATIONAL   o     Department report to SCOF on audited outcomes for 2005/06, identifying any corrective
DEPARTMENT                           steps to be taken on any problems with this grant identified during audit. Also to report on outputs achieved in 2005/06

                               o     Detailed information on the allocation formula and data used and on monitoring system, to be submitted to SCOF in NCOP during the hearings on the Division of Revenue Bill or as agreed

                               o     Submission of quarterly performance (outputs) reports with a quarterly lag to SCOF in
                                     NCOP

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PROCESS FOR APPROVAL OF 2007   o     The distribution mechanism/ criteria to be finalised by 31 October 2006
MTEF ALLOCATIONS
                               o     Final allocations to be submitted to the National Treasury by 15 January 2007

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                                       109

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                                   NATIONAL ELECTRIFICATION PROGRAMME (ALLOCATION IN-KIND)
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Minerals and Energy (Vote 30)

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PURPOSE                        o     To implement the Programme (INEP) by providing capital subsidies to Eskom to address the electrification backlog of permanently occupied residential dwellings, the installation of bulk infrastructure and rehabilitation of electrification infrastructure

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MEASURABLE OUTPUTS             o     The number of connections to households, schools and clinics per annum,

                               o     Progress on reduction of electrification backlog

                               o     Implementation of labour intensive methods on electrification projects and the number of jobs created

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CONDITIONS                     o     Eskom must contractually undertake to:

                                     o    Account for the allocated funds on a monthly basis by the 10th of every month
                                     o    Pass all benefits to end-customers
                                     o    Not utilise the fund for any purpose other than electrification
                                     o    Adhere to the approved electrification programme and agreed cash flow budgets
                                     o    Ring-fence electricity function
                                     o    Reflect all assets created under the Integrated National Electrification Program
                                          (INEP) separately from the Eskom asset register; this is to assist the process for the formation of the REDS.
                                     o    Safely operate and maintain the infrastructure
                                     o    Adhere to the labour intensive construction methods in terms of the Expanded Public
                                          Works Programme (EPWP) guidelines for activities such as trenching, planting of poles etc
                                     o    Register the Master Plans for bulk infrastructure in terms of the INEP framework and to abide by the directives of the Department regarding the central planning and co-ordination for such bulk infrastructure. This is to maximize the economies of scale in the creation of bulk infrastructure affecting more than one municipality

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ALLOCATION CRITERIA            o     Applications from Eskom based on:

                                     o    High backlog
                                     o    Rural bias
                                     o    Integration with other programmes such as URP, ISRD, other infrastructure programmes like RDP housing etc
                                     o    Ability to provide top-up or seed capital for project finance
                                     o    The requirements to furnish appropriate documentation, approved tariffs, ring-fenced functions
                                     o    The financial, technical and staff capabilities to distribute electricity, to expand and maintain the networks
                                     o    Effective credit control policies
                                     o    Consultation with communities in terms of IDP process
                                     o    Ensuring that universal access objectives are fast tracked
                                     o    Objectives related to Project Consolidate (revenue enhancement, asset protection, local economic development and contribution to job creation)

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REASON NOT INCORPORATED IN     o     This is a specific conditional capital transfer in support of the Integrated
EQUITABLE SHARE                      National Electrification Programme

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MONITORING SYSTEM              o     Monthly reports in accordance with PFMA and Division of Revenue Act together with a technical audit process

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PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOME

                               o     There were no specific comments on the INEP with regards to 2004/05 financial year

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     For 2004/05, 60 476 households and 23 schools were connected with a total expenditure of R202 million

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PROJECTED LIFE                 o     Until the inception of the Regional Electricity Distributors

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MTEF ALLOCATION                o     Indirect transfers:

                                     o    R977,2 million for 2006/07, R1 016,1 million for the 2007/08 and R1 142,8 million for the 2008/09 financial years

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PAYMENT SCHEDULE               o     Transfers are made monthly based on pre-agreed plans and cash flows

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RESPONSIBILITIES BY NATIONAL   o     Department report to SCOF on audited outcomes for 2005/06, identifying any corrective
DEPARTMENT                           steps to be taken on any problems with this grant identified during audit. Also to report on outputs achieved in the 2005/06 financial year

                               o     Submission of quarterly performance (outputs) reports with a quarterly lag to SCOF in NCOP

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PROCESS FOR APPROVAL OF 2007   o     The distribution mechanism/criteria to be finalised by 31 October 2006
MTEF ALLOCATIONS
                               o     Final allocations to be submitted to the National Treasury by 15 January 2007

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                                       110

                             NATIONAL TREASURY GRANTS

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                                         LOCAL GOVERNMENT FINANCIAL MANAGEMENT GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     National Treasury (Vote 8)

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PURPOSE                        o     To promote and support reforms to financial management and the implementation of the
                                     Municipal Finance Management Act (MFMA)

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MEASURABLE OUTPUTS             o     The preparation and implementation of multi-year budgets meeting uniform norms and standards

                               o     The implementation of accounting reforms

                               o     Improvements in internal and external reporting on budgets, finances, in-year and annual reports

                               o     Implement the Municipal Finance Management Act

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CONDITIONS                     o     The submission of a Council resolution striving to achieve multi-year budgets, accounting and reporting reforms

                               o     The employment of an appropriately skilled chief financial officer and promotion of the internship programme in financial management, and

                               o     Ongoing review, revision, and submission of implementation plans to address weaknesses in financial management

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ALLOCATION CRITERIA            o     The allocation of funds spread to as many municipalities as possible in all categories of municipalities (A, B and C) to implement the financial reforms. With the phased implementation of the MFMA and the countrywide roll out of the reforms, the grant has been extended to cover all municipalities over the MTEF

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REASON NOT INCORPORATED IN     o     To provide for support to develop municipal financial management capacity and to lend
EQUITABLE SHARE                      assistance to the implementation of the Municipal Finance Management Act and regulations

------------------------------------------------------------------------------------------------------------------------------
MONITORING SYSTEM              o     Monthly monitoring is undertaken by the National Treasury per the requirements contained in Division of Revenue Act

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PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOME

                               o     All funds have been transferred. Municipalities were required to confirm their primary bank account details by submitting certified bank account information prior to transfer of resources. Some delays were experienced due to delays in providing required information all funds were transferred in year with the balance transferred before year-end. The monthly reports submitted by municipalities on actual spending show varying levels of spending largely due to municipal planned priorities

                               o     No adverse audit issues were identified

                               o     The department's 2004/05 annual report contains a detailed explanation of the grant outcomes. The audit process for municipalities receiving these grants has also not been concluded

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     The MFMA was effective 1 July 2004. Municipalities have been classified into 50 high, 107 mediums and 127 low capacity resulting in a phased approach to the implementation of the
                                     Act

                               o     Guidelines and training initiatives continue, as new regulations are issued. To date
                                     Investment, PPP and Supply Chain Regulations were issued

                               o     All 284 municipalities are now participating in the programme. Over 480 finance interns have been appointed using these funds to increase finance management capacity in municipalities. A fair number of interns are also being offered permanent positions in municipalities

                               o     Budget training conducted at all municipalities based on the phased-in of the Act. SCM training for officials in high and medium capacity municipalities completed with that for low capacity commencing in January 2006. Supporting circulars and guides issued to all municipalities

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PROJECTED LIFE                 o     The programme is designed to support and implement the MFMA. This initiative is also linked to government's international contractual obligations with regard to the
                                     Municipal Finance Management Technical Assistance Programme (MFMTAP).  The grant forms part of government's broader capacity building initiative and focuses on building in-house municipal capacity

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MTEF ALLOCATION                o     R198,7 million in each of the 2006/07, 2007/08 and R200 million for 2008/09 financial years

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PAYMENT SCHEDULE               o     The grant will be disbursed during July/August 2006

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RESPONSIBILITIES BY NATIONAL   o     National Treasury is responsible for the monitoring and management of the programme.
DEPARTMENT
                               o     Funds will continue to be transferred to municipalities as well as leveraging a portion of the grant to secure international expertise through the MFMTAP

                               o     The programme will encompass implementation of the Municipal Finance Management Act and its supporting regulations

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PROCESS FOR APPROVAL OF 2007   o     Ongoing review, revision and submission of implementation plans to address weaknesses in
MTEF ALLOCATIONS                     financial management

                               o     The distribution mechanism/ criteria to be finalised by 31 October 2006

                               o     Final allocations to be submitted to the National Treasury by 15 January 2007

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                                       111

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                                             LOCAL GOVERNMENT RESTRUCTURING GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     National Treasury (Vote 8)

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PURPOSE                        o     To support municipal restructuring initiatives of large municipalities

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MEASURABLE OUTPUTS             o     Outputs of individual grants are specified by municipality in their restructuring plans, and are subject to negotiation and agreement with the National Treasury

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CONDITIONS                     o     Funds will be made available on the basis of a municipality's commitment to a locally owned restructuring plan that addresses challenges in a sustainable manner

                               o     The municipal council must pass a resolution agreeing to the plan

                               o     Quarterly reports measuring progress towards achieving agreed milestones

                               o     Transfers will depend upon the progressive implementation and achievement of agreed milestones

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ALLOCATION CRITERIA            o     Municipalities with total annual budgets exceeding R300 million qualify for this grant, on the grounds of the macroeconomic risk should they not restructure or modernise. This allocation is demand-driven, with applications subjected to an intensive assessment, evaluation and review prior to negotiation of milestones, and credible plans to achieve such restructuring or modernisation

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REASON NOT INCORPORATED IN     o     The grant supports implementation of municipal restructuring or modernisation plans
EQUITABLE SHARE                      necessary to avoid financial distress and possible risks to the national  fiscus

------------------------------------------------------------------------------------------------------------------------------
MONITORING SYSTEM              o     National Treasury conducts a technical evaluation of applications and reviews regular reports in terms of the grant agreements

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PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOME

                               o     Five applications were assessed and grants approved for eThekwini, Cape Town, Tshwane and
                                     Nelson Mandela metropolitan municipalities during 2005

                               o     Mangaung's allocations were withheld due to non-compliance and the grant agreement was extended until 2005/06

                               o     No audit issues were identified

                               o     The department's 2004/05 annual report contains a detailed explanation of the grant outcomes

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     Quarterly assessments were undertaken for City of Johannesburg, eThekwini, Cape Town,
                                     Tshwane and Nelson Mandela metropolitan municipalities. The medium term agreement continues for the municipalities of Emfuleni and Buffalo City

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PROJECTED LIFE                 o     Generally, the grant agreements continue until 2008 or until the current agreements expire. No new applications are being reviewed. The grant has been incorporated into the Equitable Share for local government in the outer year of the 2006 MTEF

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MTEF ALLOCATION                o     R350 million in each of 2006/07 and 2007/08 financial years

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PAYMENT SCHEDULE               o     Transfers are planned in accordance with the Restructuring Grant agreements and achievements of milestones

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RESPONSIBILITIES BY NATIONAL   o     Ongoing assessment to determine progress against agreed milestones is conducted by the
DEPARTMENT                           National Treasury through reports and site visits

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PROCESS FOR APPROVAL OF        o     Signed grant agreements are in place with municipalities
2007/08 BUSINESS PLANS

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                                       112

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                                      NEIGHBOURHOOD DEVELOPMENT PARTNERSHIP GRANT (NDPG)
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     National Treasury (Vote 8)

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PURPOSE                        o     To provide municipalities with technical assistance to develop appropriate project proposals for property developments in townships and new residential neighbourhoods that include the construction or upgrading of community facilities, and where appropriate attract private sector funding and input

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MEASURABLE OUTPUTS             These outputs include, but are not limited to:

                               o     The identification of potential sites for node development

                               o     Assessment of the need for community facilities

                               o     Feasibility studies and project design and costing

                               o     Procurement of private partners through competitive tenders

                               o     Funding approvals from co-funding sources

                               o     Required planning, environmental and building plan approvals

                               o     Technical assistance for projects that are at the procurement stage

                               o     Technical assistance for projects that are stalled in their implementation, and

                               o     Documentation of best practice information

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CONDITIONS                     The receiving officer must:

                               o     Submit an activity plan in a prescribed format with detailed budgets and time frames on the implementation of projects

                               o     Submit monthly expenditure reports in accordance with the Division of Revenue Act

                               o     Obtain a council resolution striving to achieve the measurable outputs in the action plan

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ALLOCATION CRITERIA            Allocations are made to category A, B and C municipalities based on capacity constraints and priority needs to implement community facility and infrastructure projects that  include:

                               o     Community facilities - including public parks and recreational spaces; public transport facilities such as bus, taxi stops, ranks and pedestrian links; buildings for government administrative, welfare and social services; trading facilities and infrastructure for lease or development as commercial premises; buildings or structures for community purposes (such as MPCCs, halls or amphitheatres) - in underserved neighbourhoods

                               o     The design, planning and implementation of township restructuring and development projects that facilitate commercial and social upliftment, through well-considered nodal concentration of investment and community activities

                               o     Support for well-structured partnerships between municipalities, government service delivery departments and private investors in township property development

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REASONS NOT INCORPORATED       o     The grant assists municipalities in implementing community facility projects that are
IN EQUITABLE SHARE                   not presently funded either through the equitable share or other grants and will be managed through the Project Development Fund under the National Treasury vote

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MONITORING SYSTEM              o     Submission of quarterly reports on support provided to municipalities and the progress made with the implementation of the plan according to the outputs identified

                               o     Submission of monthly expenditure reports by municipalities as stipulated in the DoRA

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PAST PERFORMANCE               o     New grant introduced in the 2006/07 financial year

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PROJECTED LIFE                 o     The grant will be ongoing to assist municipalities in implementing projects identified above, with a review in 2007/208. The initial year's allocation is earmarked for technical assistance to municipalities, with the allocations for
                                     2007/08 and 2008/09 being focused on disbursement for capital

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2006 MTEF ALLOCATION           o     R50 million for 2006/07, R950 million for 2007/08 and R1 500 million for 2008/09 financial years

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PAYMENT SCHEDULE               o     Transfers will be made in accordance with the requirements of the Division of Revenue
                                     Act and the milestone payment dates as determined by the Project Development Facility in tranches. The first transfer will be made on submission of activity plans. The second transfer in accordance with the payment schedule

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RESPONSIBILITIES BY            The National Transferring Officer must:
NATIONAL DEPARTMENT
                               o     Determine the criteria for evaluating requests for technical assistance for municipalities

                               o     Allocate technical assistance as appropriate

                               o     Request applications for capital funding for neighbourhood development partnership projects

                               o     Ensure that projects submitted for capital funding must demonstrate the inclusion of private sector funding and involvement in the project structure

                               o     Determine the capital allocations for the 2007 MTEF period (2007/08- 2009/10)

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PROCESS FOR APPROVAL OF        o     The distribution mechanism/ criteria to be finalised by 31 October 2006
2007 MTEF ALLOCATIONS
                               o     Final allocations to be submitted to the National Treasury by 15 January 2007

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                                       113

                    DEPARTMENT OF PROVINCIAL AND LOCAL GOVERNMENT

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                                          MUNICIPAL SYSTEMS IMPROVEMENT GRANT (MSIG)
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Provincial and Local Government (Vote 5)

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PURPOSE                        o     To assist municipalities in building in-house capacity to perform their functions and stabilise institutional and governance systems as required in the Local Government
                                     Municipal Systems Act of 2000

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MEASURABLE OUTPUTS             o     LOCAL ECONOMIC DEVELOPMENT AND SPATIAL DEVELOPMENT

                                     o    Number of municipalities that developed holistic customer care (billing) systems and specific revenue enhancement initiatives
                                     o    Number of municipalities that submitted Spatial Development Frameworks, LED strategies, procedures and policies

                               o     FINANCIAL VIABILITY

                                     o    Number of municipalities that developed municipal rates policies and compiled valuation rolls

                               o     INSTITUTIONAL TRANSFORMATION AND DEVELOPMENT

                                     o    Support to PIMS Centres/Municipal Shared Services Centres
                                     o    Implementation of Section 78 of MSA - division of powers and functions
                                     o    Implementation of Performance Management Systems
                                     o    Review of IDP's and alignment with Budgets and Provincial Growth & Development
                                          Strategies
                                     o    Skills development

                               o     GOOD GOVERNANCE

                                     o    Ensure functionality of Ward Committee Systems and promotion of Public Participation

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CONDITIONS                     o     Submission of an activity plan in a prescribed format with detailed budgets and time frames on the implementation of prioritised measurerable outputs by 28 February 2006

                               o     Submission of monthly expenditure reports in accordance with the Division of Revenue
                                     Act

                               o     Submission of a council resolution striving to achieve the measurable outputs in the action plan

                               o     Submission of PIMS Centre annual work plan (Districts only)

                               o     The next two financial years allocations (2007/08 and 2008/09) will be reviewed and be based on performance of the municipality and development of project consolidate

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ALLOCATION CRITERIA            o     Allocations are made to Districts, selected category A and B municipalities based on capacity constraints and priority needs

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REASONS NOT INCORPORATED       o     The grant gives effect to assist municipalities in implementing Local Government
IN EQUITABLE SHARE                   Legislation

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MONITORING SYSTEM              o     Submission of quarterly reports on support provided to municipalities and the progress made with the implementation of the plan according to the outputs identified

                               o     Submission of PIMS Centre quarterly reports on progress with PIMS Centre annual work plan to DPLG

                               o     Submission of monthly expenditure reports by municipalities as stipulated in the
                                     Division of Revenue Bill/Act

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PAST PERFORMANCE               2004/2005 AUDITED FINANCIAL OUTCOME:

                               o     The Auditor-General reported as an emphasis of matter that the department did not have a single composite documented policy and procedure manual on how to deal with and ensure compliance with the Division of Revenue Act, 2004 (Act No. 5 of 2004) or
                                     how to apply the remedies in terms of the act, such as delaying funds and withholding funds

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                               SERVICE DELIVERY PERFORMANCE (2004/05):

                               o     72% out of the 154 Water Service Authorities has commenced with the Sec 78 assessments
                                     (Municipal Systems Act, 2000) for appropriate water service provision, 22% taken Sec
                                     78(2) decisions, 13% commenced with Sec 78(3)

                               o     PIMS Centres have coordinated the IDP reviews of 234 out of 284 municipalities for
                                     2004/05 financial year

                               o     95% of municipalities have established Performance Management Systems (PMS) frameworks which signifies 3% increase compared to 92% of past financial year

                               o     62% of municipalities submitted their annual performance reports which signifies a 9%
                                     improvement compared to 53% of the past financial year

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PROJECTED LIFE                 o     The grant will be on-going to assist municipalities to implement systems required by local government legislation, with a review in 2006/27 financial year

------------------------------------------------------------------------------------------------------------------------------
2006 MTEF ALLOCATION           o     R200 million in each of the 2006/07, 2007/08 and 2008/09 financial years

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Transfers will be made in accordance with the requirements of the Division of Revenue
                                     Act in two tranches (July and November). The first transfer will be made on submission of activity plans by July. The second transfer in November in accordance with the payment schedule

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RESPONSIBILITIES BY            o     Department to report to SCOF on audited outcomes for 2005/06, identifying any
NATIONAL DEPARTMENT                  corrective steps to be taken on any problems with this grant identified during audit

                               o     Submission of annual performance (i.e. outputs) reports to SCOF in NCOP

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        The DPLG to align its business planning process as follows:
2007 MTEF ALLOCATIONS
                               o     Business plan format guidelines, criteria and outputs to municipalities by 31 August 2006

                               o     Submission of activity plans by municipalities on the 31 October 2006

                               o     Engagements with municipalities on activity plans during September/ October 2006

                               o     Evaluation of business plans by 30 November 2006

                               o     Final approval of business plans by 15 December 2006

                               o     Final allocations to be submitted to the National Treasury by 15 January 2007

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                                       114

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                                             MUNICIPAL INFRASTRUCTURE GRANT (MIG)
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Provincial and Local Government (Vote 5)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To supplement municipal capital budgets to eradicate backlogs in municipal infrastructure utilised in providing basic services for the benefit of poor households

                               o     To provide for municipal infrastructure rehabilitation and renewal

                               o     To eradicate the bucket sanitation system mainly in urban townships

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MEASURABLE OUTPUTS             o     Number of new households receiving water and sanitation services per annum

                               o     Number of additional kilometres' roads developed

                               o     Number of additional sports facilities developed

                               o     Number of jobs created using expanded public works guidelines for above outputs

                               o     Number of households where the bucket sanitation system has been replaced with an alternative system

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CONDITIONS                     o     Prioritise residential infrastructure for water, sanitation, refuse removal, streets lighting, solid waste, connector and bulk infrastructure, and other municipal infrastructure like roads, in line with the MIG policy framework and/or other government sector policies established before the start of the municipal financial year.

                               o     Compliance with Chapter 5 of the Municipal Systems Act (2000). Infrastructure
                                     investment and delivery must be based on an Integrated Development Plan that provides a medium to long-term framework for sustainable human settlements and is in accordance with the principles of the National Spatial Development Perspective

                               o     Compliance with the Division of Revenue Act

                               o     Municipalities must adhere to the labour-intensive construction methods in terms of the Expanded Public Works Programme (EPWP) guidelines

                               o     Municipalities to submit monthly expenditure reports to dplg in terms of the format prescribed by MITT

                               o     Municipalities that have prioritised the eradication of the bucket sanitation system for 2006/07 should submit detailed plans to DWAF by 30 June 2006 together with projects and estimated costs.

                               o     Municipalities that have prioritised the eradication of the bucket sanitation system for 2007/08 and beyond, should submit detailed plans to DWAF by 1 October 2006 together with projects and estimated costs

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     Part 5 of Annexure E spells out the MIG formula in detail. The formula incorporates backlog and poverty-weighted data

                               o     Indicative allocations of portion earmarked for eradication of the bucket sanitation system may change subject to readiness of projects, municipality plans for future years and changes in the cost thereof.

------------------------------------------------------------------------------------------------------------------------------
REASONS NOT INCORPORATED IN    o     This is a specific purpose grant with objectives and distribution criteria (e.g.
EQUITABLE SHARE                      backlogs on infrastructure) different from that of the equitable share

------------------------------------------------------------------------------------------------------------------------------
MONITORING SYSTEM              o     This grant requires monitoring of the overall capital budget of municipalities. Each sector national or provincial department will be expected to fulfil sectoral monitoring role

                               o     National and provincial treasuries will monitor municipal capital budgets, and the reporting on spending information

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/2005 AUDITED FINANCIAL OUTCOME

                               o     The Auditor-General reported as an emphasis that the department did not have a single composite documented policy and procedure manual on how to deal with and ensure compliance with the Division of Revenue Act, 2004 (Act No. 5 of 2004) or how
                                     to apply the remedies in terms of the Act. The 2005 Division of Revenue Act clarifies responsibilities of the national transferring department, now that the MIG is classified as a Schedule 4 grant.

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     The programme will continue up to 2013 subject to availability of funding

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATION                o     2006/07: R6 265,3 million; 2007/08: R7 148,6 million, 2008/09: R8 053,1 million.

                               o     A ring-fenced allocation of R400 million and R600 million has been included in MIG over the 2006 MTEF to fast track the eradication of bucket sanitation system.

                               o     SMIF allocations of R72 million and R38 million is included in the total MIG allocations to deal with commitments for the next two years.

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Transfers are made in terms of the Division of Revenue Act

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES OF NATIONAL   o     DPLG - ADMINISTER THE MUNICIPAL INFRASTRUCTURE GRANT AND CO-ORDINATING MUNICIPAL
DEPARTMENTS                          INFRASTRUCTURE TASK TEAM meetings

                               o     DWAF -support and monitor municipalities to prepare and implement Water Services
                                     Development Plans (WSDP's) and monitor progress on water and sanitation budgets

                               o     Department of Public Works to monitor compliance with the EPWP

                               o     National Treasury and Provincial Treasuries - ensure receipt of budgets of municipalities and monitoring of spending trends in terms of MFMA

                               o     Sports and Recreation SA to play an advocacy role and assist the municipalities with planning of sports and recreation facilities and monitor implementation

                               o     None of the responsibilities listed herein should be construed to imply approval of projects by any national or provincial department

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF 2007   o     No business plans required as the allocations are determined by a formula
MTEF ALLOCATIONS
                               o     The distribution mechanism/ criteria to be finalised by 31 October 2006

                               o     Final allocations to be submitted to the National Treasury by 15 January 2007

------------------------------------------------------------------------------------------------------------------------------

                                       115

                             DEPARTMENT OF TRANSPORT

------------------------------------------------------------------------------------------------------------------------------
                                   PUBLIC TRANSPORT INFRASTRUCTURE AND SYSTEMS (PTIF) GRANT
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING                   o     Transport (Vote 33)
DEPARTMENT

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To provide for accelerated planning, establishment, construction and improvement of new and existing public transport and non-motorized transport infrastructure and systems

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     Improved public transport facilities, construction of access roads, airport- city links, public transport priority lanes, bus stops, taxi ranks, rail systems transport plans, bicycle lanes, pedestrian lanes, signage, shelters, coaches IT solution throughout the country.

                               o     There are 233 projects from 33 authorities including at least the following:

                                     o    7 Transport plans
                                     o    6 Public transport interchanges
                                     o    2 Inner city distribution systems
                                     o    4 SPTN's
                                     o    11 Non-motorized facilities
                                     o    3 Airport-city links
                                     o    18 Intermodal facilities
                                     o    16 Rail facilities and systems
                                     o    1 BRT lanes
                                     o    4 Stadium access

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     Authorities had to submit Priority Statements by end of July 2005.

                               o     Projects related to new or improved infrastructure have to conform to EPWP directives and guidelines.

                               o     There should be service level agreement between the transferor and the recipient.

                               o     Only qualified professionals should be used to execute the projects.

                               o     BEE guidelines and directives of government should be applied where applicable.

                               o     Progress reports should be submitted to the Department of Transport on a quarterly basis

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            Projects shall be evaluated on the extent to which they:

                               o     Meet the dual objective of long term mobility and support for 2010 FIFA World Cup

                               o     Prioritise public over private transport.

                               o     Able to improve public transport infrastructure, systems, operations and non- motorized transport.

                               o     Reinforce public transport policies

------------------------------------------------------------------------------------------------------------------------------
REASON WHY NOT                 o     This is a specific purpose grant with objectives and distribution criteria different from
INCORPORATED IN                      that of the equitable share
EQUITABLE SHARE

------------------------------------------------------------------------------------------------------------------------------
MONITORING                     o     Detailed quarterly reports must be submitted by recipients
MECHANISMS

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               o     R242,7 million was transferred during the 2005/06 financial year

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     The fund is to be sustained for four years.

------------------------------------------------------------------------------------------------------------------------------
2006/07 ALLOCATION             o     R519 million for 2006/07, R624 million for 2007/08 and R1 790 million for 2008/09 financial years

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     Monthly instalments

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     A 2010 Soccer World Cup Office is being setup in the Department of Transport
2007 MTEF ALLOCATIONS
                               o     The distribution mechanism/ criteria to be finalised by 31 October 2006

                               o     Final allocations to be submitted to the National Treasury by 15 January 2007

------------------------------------------------------------------------------------------------------------------------------

                                       116

                      DEPARTMENT OF WATER AFFAIRS AND FORESTRY

------------------------------------------------------------------------------------------------------------------------------
                WATER SERVICES OPERATING AND TRANSFER SUBSIDY (VIA AUGMENTATION TO THE WATER TRADING ACCOUNT)
------------------------------------------------------------------------------------------------------------------------------

TRANSFERRING DEPARTMENT        o     Water Affairs and Forestry (Vote 34)

------------------------------------------------------------------------------------------------------------------------------
PURPOSE                        o     To augment the Water Trading Account of the Department of Water Affairs and Forestry
                                     (DWAF) to subsidise water schemes owned and/or operated by the department or by other agencies on behalf of the department

------------------------------------------------------------------------------------------------------------------------------
MEASURABLE OUTPUTS             o     This grant is used to fund over 300 water schemes involving 8094 staff. Both the schemes and their staff are to be transferred to 53 municipalities. The key measurable output is on the speed and success of effecting such transfers to municipalities.

                               o     Operating outputs:

                                     o    Operation of water services schemes and improved revenue collection
                                     o    Support to complete Water Services Development Plans linked to municipal operating budgets and IDP's
                                     o    All transfer agreements signed and formalised by 31 March 2006
                                     o    Successful transfer of all appropriate staff, budgets and schemes to municipalities by 31 March 2007

                               o     Transfer outputs:

                                     o    Schemes refurbished to standards outlined in terms of the agreed policy framework
                                     o    Sustainability assessments completed per scheme or group of schemes to be transferred
                                     o    Water Services Authority/Provider has developed sufficient capacity in line with funding requirements
                                     o    Cost recovery plan in place to support the sustainability of schemes

------------------------------------------------------------------------------------------------------------------------------
CONDITIONS                     o     The operating and transfer subsidy is a grant in kind until the effective date of transfer. The operating subsidy (grant in kind) will cover staff related costs (HR component), the direct operating and maintenance costs (O component), the refurbishment costs and will facilitate the transfer of schemes

                               o     All receiving municipalities and providers will be required to conclude formal transfer agreements where the latest effective date of transfer is 31 March 2006.

                               o     The necessary capacity must be in place in the receiving institution for the implementation of the conditional grant (see letter from NT dated 23/11/2004).

                               o     2005/06 - Where transfer agreements are in place by 31 March 2006, schemes transferred during the year will be transferred with the remaining 2 year O component and 3 year HR
                                     Component of the budget

                               o     2005/06 and 2006/07 - All transfer agreements concluded. Receiving institutions continue to receive the O component for 1 year and HR Component for 2 years

                               o     2007/08 - All transfer agreements concluded. Receiving institutions receive 70% of the O component and 100% of the HR component.

                               o     2008/09 - Onwards, incorporation into the local government equitable share

------------------------------------------------------------------------------------------------------------------------------
ALLOCATION CRITERIA            o     Basic allocation per Water Services Authority in accordance with the operational requirements identified and agreed to in transfer agreements

------------------------------------------------------------------------------------------------------------------------------
REASON NOT INCORPORATED IN     o     To facilitate the transfer of schemes to Water Service Authorities/Providers, following
EQUITABLE SHARE                      which funds will be incorporated into the local government equitable share

------------------------------------------------------------------------------------------------------------------------------
MONITORING SYSTEM              o     A comprehensive Information and monitoring and evaluation system has been and is being developed implemented.

------------------------------------------------------------------------------------------------------------------------------
PAST PERFORMANCE               2004/05 AUDITED FINANCIAL OUTCOME

                               o     There were no specific comments on the Water Services Operating and transfer Subsidy with regards to the 2004/05 financial year.

                               -----------------------------------------------------------------------------------------------
                               2004/05 SERVICE DELIVERY PERFORMANCE

                               o     Progress can be summarised as follows: 39 agreements signed, 659 staff transferred, and
                                     92 schemes with a total asset value of approximating R2115 million transferred. The department has conducted a joint study with DPLG outlining the process of transferring over 300 water schemes with their staff to 53 municipalities

------------------------------------------------------------------------------------------------------------------------------
PROJECTED LIFE                 o     The transfer of assets and staff to be completed by 31 March 2006. DWAF role as service provide will terminate at the end of 2005/06. DWAF to continue to monitor implementation of conditional grants to the end of 2011/12

------------------------------------------------------------------------------------------------------------------------------
MTEF ALLOCATION                o     Direct transfer to municipalities:

                                     o    R500 million for 2006/07, R550 million for 2007/08 and R600 million for 2008/09 financial years

                               o     Indirect transfers:

                                     o    R491 million for 2006/07, R490 million for 2007/08 and R531 million for 2008/09 financial years

                               o     Allocations to be reclassified in the Adjustment Budget upon conclusion of transfer agreements

------------------------------------------------------------------------------------------------------------------------------
PAYMENT SCHEDULE               o     The payments will be made on a quarterly basis as agreed to in the transfer agreement for each specific scheme/municipality

------------------------------------------------------------------------------------------------------------------------------
RESPONSIBILITIES BY NATIONAL   o     Detailed information on the allocation formula and data used, and on monitoring system,
DEPARTMENT                           to be submitted with SCOF in NCOP during the Division of Revenue hearings or as agreed

                               o     Submission of quarterly performance (i.e outputs) reports with a quarter lag to
                                     SCOF in NCOP

------------------------------------------------------------------------------------------------------------------------------
PROCESS FOR APPROVAL OF        o     All transfer agreements signed and formalised by 31 March 2006
2007 MTEF ALLOCATIONS
                               o     The distribution mechanism/ criteria to be finalised by 31 October 2006

                               o     Final allocations to be submitted to the National Treasury by 15 January 2007

------------------------------------------------------------------------------------------------------------------------------

                                       117

                                  APPENDIX E3:

 SPECIFIC PURPOSE ALLOCATIONS TO MUNICIPALITIES (SCHEDULE 6): RECURRENT GRANTS

                     (NATIONAL AND MUNICIPAL FINANCIAL YEAR)

                                       118

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 1 OF 2

                                                                  LOCAL GOVERNMENT FINANCIAL MANAGEMENT GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A                     Nelson Mandela                       1 000      1 000        750      1 000      1 000        750
-----------------------------------------------------------------------------------------------------------------------
B       EC101         Camdeboo                               500        500        250        500        500        250
B       EC102         Blue Crane Route                       500        500        250        500        500        250
B       EC103         Ikwezi                                 500        500        750        500        500        750
B       EC104         Makana                                 750        750        500        750        750        500
B       EC105         Ndlambe                                500        500        750        500        500        750
B       EC106         Sundays River Valley                   500        500        500        500        500        500
B       EC107         Baviaans                               500        500        500        500        500        500
B       EC108         Kouga                                  500        500        750        500        500        750
B       EC109         Koukamma                               500        500        750        500        500        750
C       DC10          Cacadu District Municipality           500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES                               5 250      5 250      5 750      5 250      5 250      5 750
-----------------------------------------------------------------------------------------------------------------------
B       EC121         Mbhashe                                500        500        750        500        500        750
B       EC122         Mnquma                                 500        500        500        500        500        500
B       EC123         Great Kei                              500        500        500        500        500        500
B       EC124         Amahlathi                              500        500        500        500        500        500
B       EC125         Buffalo City                           500        500        750        500        500        750
B       EC126         Ngqushwa                               500        500        750        500        500        750
B       EC127         Nkonkobe                               750        750        750        750        750        750
B       EC128         Nxuba                                  500        500        500        500        500        500
C       DC12          Amatole District Municipality          500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                              4 750      4 750      5 750      4 750      4 750      5 750
-----------------------------------------------------------------------------------------------------------------------
B       EC131         Inxuba Yethemba                        500        500        500        500        500        500
B       EC132         Tsolwana                               500        500        500        500        500        500
B       EC133         Inkwanca                               500        500        750        500        500        750
B       EC134         Lukhanji                               750        750        500        750        750        500
B       EC135         Intsika Yethu                          500        500        250        500        500        250
B       EC136         Emalahleni                             500        500        500        500        500        500
B       EC137         Engcobo                                500        500        500        500        500        500
B       EC138         Sakhisizwe                             500        500        500        500        500        500
C       DC13          Chris Hani District Municipality       500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                           4 750      4 750      4 750      4 750      4 750      4 750
-----------------------------------------------------------------------------------------------------------------------

                                                                      LOCAL GOVERNMENT RESTRUCTURING GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A                     Nelson Mandela                      55 000     50 000                55 000     50 000
-----------------------------------------------------------------------------------------------------------------------
B       EC101         Camdeboo
B       EC102         Blue Crane Route
B       EC103         Ikwezi
B       EC104         Makana
B       EC105         Ndlambe
B       EC106         Sundays River Valley
B       EC107         Baviaans
B       EC108         Kouga
B       EC109         Koukamma
C       DC10          Cacadu District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       EC121         Mbhashe
B       EC122         Mnquma
B       EC123         Great Kei
B       EC124         Amahlathi
B       EC125         Buffalo City                        35 000                           35 000
B       EC126         Ngqushwa
B       EC127         Nkonkobe
B       EC128         Nxuba
C       DC12          Amatole District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                             35 000                           35 000
-----------------------------------------------------------------------------------------------------------------------
B       EC131         Inxuba Yethemba
B       EC132         Tsolwana
B       EC133         Inkwanca
B       EC134         Lukhanji
B       EC135         Intsika Yethu
B       EC136         Emalahleni
B       EC137         Engcobo
B       EC138         Sakhisizwe
C       DC13          Chris Hani District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

                                       119

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 1 OF 2

                                                                  LOCAL GOVERNMENT FINANCIAL MANAGEMENT GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

B       EC141         Elundini                               500        500        250        500        500        250
B       EC142         Senqu                                  500        500        500        500        500        500
B       EC143         Maletswai                              500        500        500        500        500        500
B       EC144         Gariep                                 500        500        750        500        500        750
C        DC14         Ukhahlamba District Municipality       500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                           2 500      2 500      2 750      2 500      2 500      2 750
-----------------------------------------------------------------------------------------------------------------------
B       EC151         Mbizana                                500        500        500        500        500        500
B       EC152         Ntabankulu                             500        500        500        500        500        500
B       EC153         Qaukeni                                500        500        250        500        500        250
B       EC154         Port St Johns                          500        500        250        500        500        250
B       EC155         Nyandeni                               500        500        500        500        500        500
B       EC156         Mhlontlo                               500        500        500        500        500        500
B       EC157         King Sabata Dalindyebo                 500        500        500        500        500        500
C        DC15         O.R. Tambo District Municipality       500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                           4 000      4 000      3 750      4 000      4 000      3 750
-----------------------------------------------------------------------------------------------------------------------
B       EC05b2        Umzimvubu                              500        500        500        500        500        500
B       EC05b3        Matatiele                              500        500        500        500        500        500
C        DC44         Alfred Nzo District Municipality       500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                           1 500      1 500      1 750      1 500      1 500      1 750
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                        23 750     23 750     25 250     23 750     23 750     25 250
-----------------------------------------------------------------------------------------------------------------------

                                                                      LOCAL GOVERNMENT RESTRUCTURING GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

B       EC141         Elundini
B       EC142         Senqu
B       EC143         Maletswai
B       EC144         Gariep
C        DC14         Ukhahlamba District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       EC151         Mbizana
B       EC152         Ntabankulu
B       EC153         Qaukeni
B       EC154         Port St Johns
B       EC155         Nyandeni
B       EC156         Mhlontlo
B       EC157         King Sabata Dalindyebo
C        DC15         O.R. Tambo District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       EC05b2        Umzimvubu
B       EC05b3        Matatiele
C        DC44         Alfred Nzo District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                        90 000     50 000                90 000     50 000
-----------------------------------------------------------------------------------------------------------------------

                                       120

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 1 OF 2

                                                                  LOCAL GOVERNMENT FINANCIAL MANAGEMENT GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

FREE STATE

B       FS161         Letsemeng                              500        500        500        500        500        500
B       FS162         Kopanong                               500        500        500        500        500        500
B       FS163         Mohokare                               500        500        500        500        500        500
C       DC16          Xhariep District Municipality          500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES                              2 000      2 000      2 250      2 000      2 000      2 250
-----------------------------------------------------------------------------------------------------------------------
B       FS171         Naledi                                 500        500        500        500        500        500
B       FS172         Mangaung                               500        500        750        500        500        750
B       FS173         Mantsopa                               500        500        500        500        500        500
C        DC17         Motheo District Municipality           750        750        750        750        750        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                               2 250      2 250      2 500      2 250      2 250      2 500
-----------------------------------------------------------------------------------------------------------------------
B       FS181         Masilonyana                            750        750        250        750        750        250
B       FS182         Tokologo                               500        500        500        500        500        500
B       FS183         Tswelopele                             500        500        250        500        500        250
B       FS184         Matjhabeng                             500        500        500        500        500        500
B       FS185         Nala                                   750        750        500        750        750        500
C        DC18         Lejweleputswa District Municipality    500        500        500        500        500        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                        3 500      3 500      2 500      3 500      3 500      2 500
-----------------------------------------------------------------------------------------------------------------------
B       FS191         Setsoto                                500        500        500        500        500        500
B       FS192         Dihlabeng                              500        500        500        500        500        500
B       FS193         Nketoana                               750        750        500        750        750        500
B       FS194         Maluti-a-Phofung                       500        500        500        500        500        500
B       FS195         Phumelela                              500        500        250        500        500        250
C        DC19         Thabo Mofutsanyana District            750        750        500        750        750        500
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES                   3 500      3 500      2 750      3 500      3 500      2 750
-----------------------------------------------------------------------------------------------------------------------
B       FS201         Moqhaka                                500        500        500        500        500        500
B       FS203         Ngwathe                                500        500        750        500        500        750
B       FS204         Metsimaholo                            500        500        750        500        500        750
B       FS205         Mafube                                 500        500        750        500        500        750
C        DC20         Fezile Dabi District Municipality      500        500        250        500        500        250
-----------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                          2 500      2 500      3 000      2 500      2 500      3 000
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                          13 750     13 750     13 000     13 750     13 750     13 000
-----------------------------------------------------------------------------------------------------------------------

                                                                      LOCAL GOVERNMENT RESTRUCTURING GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

FREE STATE

B       FS161         Letsemeng
B       FS162         Kopanong
B       FS163         Mohokare
C       DC16          Xhariep District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       FS171         Naledi
B       FS172         Mangaung
B       FS173         Mantsopa
C        DC17         Motheo District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       FS181         Masilonyana
B       FS182         Tokologo
B       FS183         Tswelopele
B       FS184         Matjhabeng
B       FS185         Nala
C        DC18         Lejweleputswa District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       FS191         Setsoto
B       FS192         Dihlabeng
B       FS193         Nketoana
B       FS194         Maluti-a-Phofung
B       FS195         Phumelela
C        DC19         Thabo Mofutsanyana District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       FS201         Moqhaka
B       FS203         Ngwathe
B       FS204         Metsimaholo
B       FS205         Mafube
C        DC20         Fezile Dabi District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

                                       121

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 1 OF 2

                                                                  LOCAL GOVERNMENT FINANCIAL MANAGEMENT GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

GAUTENG

A                     Ekurhuleni                             500        500        750        500        500        750
A                     City of Johannesburg                   500        500        750        500        500        750
A                     City of Tshwane                        500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
B       GT02b1        Nokeng tsa Taemane                     500        500        500        500        500        500
B       GT02b2        Kungwini                               500        500        500        500        500        500
C        DC46         Metsweding District Municipality       500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                           1 500      1 500      1 750      1 500      1 500      1 750
-----------------------------------------------------------------------------------------------------------------------
B       GT421         Emfuleni                               500        500        750        500        500        750
B       GT422         Midvaal                                500        500        500        500        500        500
B       GT423         Lesedi                                 500        500        500        500        500        500
C        DC42         Sedibeng District Municipality         500        500        500        500        500        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                             2 000      2 000      2 250      2 000      2 000      2 250
-----------------------------------------------------------------------------------------------------------------------
B       GT481         Mogale City                            500        500        750        500        500        750
B       GT482         Randfontein                            500        500        750        500        500        750
B       GT483         Westonaria                             500        500        500        500        500        500
C        DC48         West Rand District Municipality        500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                            2 000      2 000      2 750      2 000      2 000      2 750
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                              7 000      7 000      9 000      7 000      7 000      9 000
-----------------------------------------------------------------------------------------------------------------------

                                                                      LOCAL GOVERNMENT RESTRUCTURING GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

GAUTENG

A                     Ekurhuleni
A                     City of Johannesburg
A                     City of Tshwane                     75 000    100 000                75 000    100 000
-----------------------------------------------------------------------------------------------------------------------
B       GT02b1        Nokeng tsa Taemane
B       GT02b2        Kungwini
C        DC46         Metsweding District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       GT421         Emfuleni                            35 000                           35 000
B       GT422         Midvaal
B       GT423         Lesedi
C        DC42         Sedibeng District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                            35 000                           35 000
-----------------------------------------------------------------------------------------------------------------------
B       GT481         Mogale City
B       GT482         Randfontein
B       GT483         Westonaria
C        DC48         West Rand District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                            110 000    100 000               110 000    100 000
-----------------------------------------------------------------------------------------------------------------------

                                       122

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 1 OF 2

                                                                  LOCAL GOVERNMENT FINANCIAL MANAGEMENT GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A                     eThekwini                              500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
B       KZ211         Vulamehlo                              500        500        500        500        500        500
B       KZ212         Umdoni                                 500        500        500        500        500        500
B       KZ213         Umzumbe                                500        500        250        500        500        250
B       KZ214         uMuziwabantu                           500        500        500        500        500        500
B       KZ215         Ezinqolweni                            500        500        250        500        500        250
B       KZ216         Hibiscus Coast                         500        500        500        500        500        500
C        DC21         Ugu District Municipality              500        500        500        500        500        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                                  3 500      3 500      3 000      3 500      3 500      3 000
-----------------------------------------------------------------------------------------------------------------------
B       KZ221         uMshwathi                              500        500        500        500        500        500
B       KZ222         uMngeni                                500        500        500        500        500        500
B       KZ223         Mooi Mpofana                           500        500        250        500        500        250
B       KZ224         Impendle                               500        500        500        500        500        500
B       KZ225         Msunduzi                               500        500        750        500        500        750
B       KZ226         Mkhambathini                           500        500        500        500        500        500
B       KZ227         Richmond                               500        500        250        500        500        250
C        DC22         uMgungundlovu District                 500        500        750        500        500        750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                        4 000      4 000      4 000      4 000      4 000      4 000
-----------------------------------------------------------------------------------------------------------------------
B       KZ232         Emnambithi/Ladysmith                   500        500        750        500        500        750
B       KZ233         Indaka                                 500        500        250        500        500        250
B       KZ234         Umtshezi                               500        500        500        500        500        500
B       KZ235         Okhahlamba                             500        500        250        500        500        250
B       KZ236         Imbabazane                             500        500        250        500        500        250
C        DC23         Uthukela District Municipality         500        500        250        500        500        250
-----------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                              3 000      3 000      2 250      3 000      3 000      2 250
-----------------------------------------------------------------------------------------------------------------------
B       KZ241         Endumeni                               500        500        500        500        500        500
B       KZ242         Nquthu                                 500        500        500        500        500        500
B       KZ244         Msinga                                 500        500        750        500        500        750
B       KZ245         Umvoti                                 500        500        500        500        500        500
C        DC24         Umzinyathi District Municipality       500        500        500        500        500        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                           2 500      2 500      2 750      2 500      2 500      2 750
-----------------------------------------------------------------------------------------------------------------------
B       KZ252         Newcastle                              500        500        500        500        500        500
B       KZ253         Utrecht                                500        500        250        500        500        250
B       KZ254         Dannhauser                             500        500        500        500        500        500
C        DC25         Amajuba District Municipality          500        500        500        500        500        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                              2 000      2 000      1 750      2 000      2 000      1 750
-----------------------------------------------------------------------------------------------------------------------

                                                                      LOCAL GOVERNMENT RESTRUCTURING GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A                     eThekwini                           75 000    100 000                75 000    100 000
-----------------------------------------------------------------------------------------------------------------------
B       KZ211         Vulamehlo
B       KZ212         Umdoni
B       KZ213         Umzumbe
B       KZ214         uMuziwabantu
B       KZ215         Ezinqolweni
B       KZ216         Hibiscus Coast
C        DC21         Ugu District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       KZ221         uMshwathi
B       KZ222         uMngeni
B       KZ223         Mooi Mpofana
B       KZ224         Impendle
B       KZ225         Msunduzi
B       KZ226         Mkhambathini
B       KZ227         Richmond
C        DC22         uMgungundlovu District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       KZ232         Emnambithi/Ladysmith
B       KZ233         Indaka
B       KZ234         Umtshezi
B       KZ235         Okhahlamba
B       KZ236         Imbabazane
C        DC23         Uthukela District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       KZ241         Endumeni
B       KZ242         Nquthu
B       KZ244         Msinga
B       KZ245         Umvoti
C        DC24         Umzinyathi District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       KZ252         Newcastle
B       KZ253         Utrecht
B       KZ254         Dannhauser
C        DC25         Amajuba District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

                                       123

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 1 OF 2

                                                                  LOCAL GOVERNMENT FINANCIAL MANAGEMENT GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

B       KZ261         eDumbe                                 500        500        750        500        500        750
B       KZ262         uPhongolo                              500        500        500        500        500        500
B       KZ263         Abaqulusi                              500        500        500        500        500        500
B       KZ265         Nongoma                                500        500        500        500        500        500
B       KZ266         Ulundi                                 500        500        500        500        500        500
C       DC26          Zululand District Municipality         500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                             3 000      3 000      3 500      3 000      3 000      3 500
-----------------------------------------------------------------------------------------------------------------------
B       KZ271         Umhlabuyalingana                       500        500        250        500        500        250
B       KZ272         Jozini                                 500        500        500        500        500        500
B       KZ273         The Big Five False Bay                 500        500        500        500        500        500
B       KZ274         Hlabisa                                500        500        500        500        500        500
B       KZ275         Mtubatuba                              500        500        250        500        500        250
C       DC27          Umkhanyakude District                  500        500        750        500        500        750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                         3 000      3 000      2 750      3 000      3 000      2 750
-----------------------------------------------------------------------------------------------------------------------
B       KZ281         Mbonambi                               500        500        500        500        500        500
B       KZ282         uMhlathuze                             500        500        750        500        500        750
B       KZ283         Ntambanana                             500        500        500        500        500        500
B       KZ284         Umlalazi                               500        500        500        500        500        500
B       KZ285         Mthonjaneni                            500        500        500        500        500        500
B       KZ286         Nkandla                                500        500        500        500        500        500
C       DC28          uThungulu District Municipality        500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                            3 500      3 500      4 000      3 500      3 500      4 000
-----------------------------------------------------------------------------------------------------------------------
B       KZ291         eNdondakusuka                          500        500        500        500        500        500
B       KZ292         KwaDukuza                              500        500        500        500        500        500
B       KZ293         Ndwedwe                                500        500        500        500        500        500
B       KZ294         Maphumulo                              500        500        500        500        500        500
C       DC29          iLembe District Municipality           500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                               2 500      2 500      2 750      2 500      2 500      2 750
-----------------------------------------------------------------------------------------------------------------------
B       KZ5a1         Ingwe                                  500        500        250        500        500        250
B       KZ5a2         Kwa Sani                               500        500        250        500        500        250
B       KZ5a4         Greater Kokstad                        500        500        250        500        500        250
B       KZ5a5         Ubuhlebezwe                            500        500        750        500        500        750
B       KZ5a6         Umzimkhulu                             500        500        250        500        500        250
C       DC43          Sisonke District Municipality          500        500        250        500        500        250
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                              3 000      3 000      2 000      3 000      3 000      2 000
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL   MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

                                                                      LOCAL GOVERNMENT RESTRUCTURING GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

B       KZ261         eDumbe
B       KZ262         uPhongolo
B       KZ263         Abaqulusi
B       KZ265         Nongoma
B       KZ266         Ulundi
C       DC26          Zululand District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       KZ271         Umhlabuyalingana
B       KZ272         Jozini
B       KZ273         The Big Five False Bay
B       KZ274         Hlabisa
B       KZ275         Mtubatuba
C       DC27          Umkhanyakude District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       KZ281         Mbonambi
B       KZ282         uMhlathuze
B       KZ283         Ntambanana
B       KZ284         Umlalazi
B       KZ285         Mthonjaneni
B       KZ286         Nkandla
C       DC28          uThungulu District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       KZ291         eNdondakusuka
B       KZ292         KwaDukuza
B       KZ293         Ndwedwe
B       KZ294         Maphumulo
C       DC29          iLembe District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       KZ5a1         Ingwe
B       KZ5a2         Kwa Sani
B       KZ5a4         Greater Kokstad
B       KZ5a5         Ubuhlebezwe
B       KZ5a6         Umzimkhulu
C       DC43          Sisonke District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL   MUNICIPALITIES                     75 000    100 000                75 000    100 000
-----------------------------------------------------------------------------------------------------------------------

                                       124

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 1 OF 2

                                                                  LOCAL GOVERNMENT FINANCIAL MANAGEMENT GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

LIMPOPO
B       NP03a2        Makhuduthamaga                         500        500        500        500        500        500
B       NP03a3        Fetakgomo                              500        500        500        500        500        500
B       NP03a4        Greater Marble Hall                    500        500        500        500        500        500
B       NP03a5        Greater Groblersdal                    500        500        250        500        500        250
B       NP03a6        Greater Tubatse                        500        500        500        500        500        500
C        DC47         Greater Sekhukhune District          1 000      1 000      1 500      1 000      1 000      1 500
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES          3 500      3 500      3 750      3 500      3 500      3 750
-----------------------------------------------------------------------------------------------------------------------
B       NP331         Greater Giyani                         500        500        500        500        500        500
B       NP332         Greater Letaba                         500        500        500        500        500        500
B       NP333         Greater Tzaneen                        500        500        750        500        500        750
B       NP334         Ba-Phalaborwa                          500        500        500        500        500        500
B       NP335         Maruleng                               500        500        500        500        500        500
C        DC33         Mopani District Municipality           500        500        250        500        500        250
-----------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                               3 000      3 000      3 000      3 000      3 000      3 000
-----------------------------------------------------------------------------------------------------------------------
B       NP341         Musina                                 500        500        250        500        500        250
B       NP342         Mutale                                 500        500        750        500        500        750
B       NP343         Thulamela                              500        500        750        500        500        750
B       NP344         Makhado                                500        500        500        500        500        500
C        DC34         Vhembe District Municipality           500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                               2 500      2 500      3 000      2 500      2 500      3 000
-----------------------------------------------------------------------------------------------------------------------
B       NP351         Blouberg                               500        500        500        500        500        500
B       NP352         Aganang                                500        500        250        500        500        250
B       NP353         Molemole                               500        500        500        500        500        500
B       NP354         Polokwane                              500        500        750        500        500        750
B       NP355         Lepelle-Nkumpi                         500        500        750        500        500        750
C        DC35         Capricorn District Municipality        500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                            3 000      3 000      3 500      3 000      3 000      3 500
-----------------------------------------------------------------------------------------------------------------------
B       NP361         Thabazimbi                             500        500        750        500        500        750
B       NP362         Lephalale                              500        500        500        500        500        500
B       NP364         Mookgopong                             500        500        500        500        500        500
B       NP365         Modimolle                              500        500        500        500        500        500
B       NP366         Bela Bela                              500        500        500        500        500        500
B       NP367         Mogalakwena                            500        500        500        500        500        500
C        DC36         Waterberg District Municipality        500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                            3 500      3 500      4 000      3 500      3 500      4 000
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                             15 500     15 500     17 250     15 500     15 500     17 250
-----------------------------------------------------------------------------------------------------------------------

                                                                      LOCAL GOVERNMENT RESTRUCTURING GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

LIMPOPO
B       NP03a2        Makhuduthamaga
B       NP03a3        Fetakgomo
B       NP03a4        Greater Marble Hall
B       NP03a5        Greater Groblersdal
B       NP03a6        Greater Tubatse
C        DC47         Greater Sekhukhune District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       NP331         Greater Giyani
B       NP332         Greater Letaba
B       NP333         Greater Tzaneen
B       NP334         Ba-Phalaborwa
B       NP335         Maruleng
C        DC33         Mopani District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       NP341         Musina
B       NP342         Mutale
B       NP343         Thulamela
B       NP344         Makhado
C        DC34         Vhembe District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       NP351         Blouberg
B       NP352         Aganang
B       NP353         Molemole
B       NP354         Polokwane
B       NP355         Lepelle-Nkumpi
C        DC35         Capricorn District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       NP361         Thabazimbi
B       NP362         Lephalale
B       NP364         Mookgopong
B       NP365         Modimolle
B       NP366         Bela Bela
B       NP367         Mogalakwena
C        DC36         Waterberg District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

                                       125

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 1 OF 2

                                                                  LOCAL GOVERNMENT FINANCIAL MANAGEMENT GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B       MP301         Albert Luthuli                         500        500        500        500        500        500
B       MP302         Msukaligwa                             500        500        500        500        500        500
B       MP303         Mkhondo                                500        500        500        500        500        500
B       MP304         Pixley Ka Seme                         500        500        250        500        500        250
B       MP305         Lekwa                                  500        500        500        500        500        500
B       MP306         Dipaleseng                             500        500        500        500        500        500
B       MP307         Govan Mbeki                            500        500        750        500        500        750
C        DC30         Gert Sibande District                  500        500        750        500        500        750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                         4 000      4 000      4 250      4 000      4 000      4 250
-----------------------------------------------------------------------------------------------------------------------
B       MP311         Delmas                                 500        500        750        500        500        750
B       MP312         Emalahleni                             500        500        750        500        500        750
B       MP313         Steve Tshwete                          500        500        500        500        500        500
B       MP314         Emakhazeni                             500        500        500        500        500        500
B       MP315         Thembisile                             500        500        500        500        500        500
B       MP316         Dr JS Moroka                           500        500        500        500        500        500
C        DC31         Nkangala District Municipality         500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                             3 500      3 500      4 250      3 500      3 500      4 250
-----------------------------------------------------------------------------------------------------------------------
B       MP321         Thaba Chweu                            500        500        250        500        500        250
B       MP322         Mbombela                               500        500        500        500        500        500
B       MP323         Umjindi                                500        500        750        500        500        750
B       MP324         Nkomazi                                500        500        500        500        500        500
B       MP325         Bushbuckridge                          500        500        250        500        500        250
C        DC32         Ehlanzeni District Municipality        500        500        500        500        500        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                            3 000      3 000      2 750      3 000      3 000      2 750
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                          10 500     10 500     11 250     10 500     10 500     11 250
-----------------------------------------------------------------------------------------------------------------------

                                                                      LOCAL GOVERNMENT RESTRUCTURING GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B       MP301         Albert Luthuli
B       MP302         Msukaligwa
B       MP303         Mkhondo
B       MP304         Pixley Ka Seme
B       MP305         Lekwa
B       MP306         Dipaleseng
B       MP307         Govan Mbeki
C        DC30         Gert Sibande District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       MP311         Delmas
B       MP312         Emalahleni
B       MP313         Steve Tshwete
B       MP314         Emakhazeni
B       MP315         Thembisile
B       MP316         Dr JS Moroka
C        DC31         Nkangala District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       MP321         Thaba Chweu
B       MP322         Mbombela
B       MP323         Umjindi
B       MP324         Nkomazi
B       MP325         Bushbuckridge
C        DC32         Ehlanzeni District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

                                       126

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 1 OF 2

                                                                  LOCAL GOVERNMENT FINANCIAL MANAGEMENT GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B       NC451         Moshaweng                              500        500        500        500        500        500
B       NC452         Ga-Segonyana                           500        500        500        500        500        500
B       NC453         Gammagara                              500        500        250        500        500        250
C        DC45         Kgalagadi District Municipality        500        500        500        500        500        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                            2 000      2 000      1 750      2 000      2 000      1 750
-----------------------------------------------------------------------------------------------------------------------
B       NC061         Richtersveld                           500        500        500        500        500        500
B       NC062         Nama Khoi                              500        500        500        500        500        500
B       NC064         Kamiesberg                             500        500        500        500        500        500
B       NC065         Hantam                                 500        500        500        500        500        500
B       NC066         Karoo Hoogland                         500        500        750        500        500        750
B       NC067         Khai-Ma                                500        500        500        500        500        500
C       DC6           Namakwa District Municipality          500        500        500        500        500        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                              3 500      3 500      3 750      3 500      3 500      3 750
-----------------------------------------------------------------------------------------------------------------------
B       NC071         Ubuntu                                 500        500        500        500        500        500
B       NC072         Umsobomvu                              500        500        250        500        500        250
B       NC073         Emthanjeni                             500        500        500        500        500        500
B       NC074         Kareeberg                              500        500        250        500        500        250
B       NC075         Renosterberg                           500        500        500        500        500        500
B       NC076         Thembelihle                            500        500        500        500        500        500
B       NC077         Siyathemba                             500        500        500        500        500        500
B       NC078         Siyancuma                              500        500        500        500        500        500
C       DC7           Karoo District Municipality            500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                                4 500      4 500      4 250      4 500      4 500      4 250
-----------------------------------------------------------------------------------------------------------------------
B       NC081         Mier                                   500        500        500        500        500        500
B       NC082         !Kai! Garib                            500        500        500        500        500        500
B       NC083         //Khara Hais                           500        500        750        500        500        750
B       NC084         !Kheis                                 500        500        500        500        500        500
B       NC085         Tsantsabane                            500        500        500        500        500        500
B       NC086         Kgatelopele                            500        500        750        500        500        750
        DC8           Siyanda District Municipality          500        500        500        500        500        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                              3 500      3 500      4 000      3 500      3 500      4 000
-----------------------------------------------------------------------------------------------------------------------
B       NC091         Sol Plaatje                            500        500        750        500        500        750
B       NC092         Dikgatlong                             500        500        250        500        500        250
B       NC093         Magareng                               500        500        250        500        500        250
B       NC094         Phokwane                               500        500        750        500        500        750
C       DC9           Frances Baard District                 500        500        750        500        500        750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                        2 500      2 500      2 750      2 500      2 500      2 750
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                       16 000     16 000     16 500     16 000     16 000     16 500
-----------------------------------------------------------------------------------------------------------------------

                                                                      LOCAL GOVERNMENT RESTRUCTURING GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B           NC451     Moshaweng
B           NC452     Ga-Segonyana
B           NC453     Gammagara
C            DC45     Kgalagadi District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B           NC061     Richtersveld
B           NC062     Nama Khoi
B           NC064     Kamiesberg
B           NC065     Hantam
B           NC066     Karoo Hoogland
B           NC067     Khai-Ma
C       DC6           Namakwa District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B           NC071     Ubuntu
B           NC072     Umsobomvu
B           NC073     Emthanjeni
B           NC074     Kareeberg
B           NC075     Renosterberg
B           NC076     Thembelihle
B           NC077     Siyathemba
B           NC078     Siyancuma
C       DC7           Karoo District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B           NC081     Mier
B           NC082     !Kai! Garib
B           NC083     //Khara Hais
B           NC084     !Kheis
B           NC085     Tsantsabane
B           NC086     Kgatelopele
        DC8           Siyanda District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B           NC091     Sol Plaatje
B           NC092     Dikgatlong
B           NC093     Magareng
B           NC094     Phokwane
C       DC9           Frances Baard District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

                                       127

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 1 OF 2

                                                                  LOCAL GOVERNMENT FINANCIAL MANAGEMENT GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

NORTH WEST

B       NW371         Moretele                               500        500        500        500        500        500
B       NW372         Madibeng                               500        500        750        500        500        750
B       NW373         Rustenburg                             500        500        500        500        500        500
B       NW374         Kgetlengrivier                         500        500        250        500        500        250
B       NW375         Moses Kotane                           500        500        500        500        500        500
C        DC37         Bojanala Platinum District             500        500        500        500        500        500
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                    3 000      3 000      3 000      3 000      3 000      3 000
-----------------------------------------------------------------------------------------------------------------------
B       NW381         Ratlou                                 500        500        500        500        500        500
B       NW382         Tswaing                                500        500        500        500        500        500
B       NW383         Mafikeng                               500        500        500        500        500        500
B       NW384         Ditsobotla                             500        500        500        500        500        500
B       NW385         Zeerust                                500        500        250        500        500        250
C        DC38         Central District Municipality          500        500        250        500        500        250
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                              3 000      3 000      2 500      3 000      3 000      2 500
-----------------------------------------------------------------------------------------------------------------------
B       NW391         Kagisano                               500        500        500        500        500        500
B       NW392         Naledi                                 500        500        250        500        500        250
B       NW393         Mamusa                                 500        500        500        500        500        500
B       NW394         Greater Taung                          500        500        500        500        500        500
B       NW395         Molopo                                 500        500        250        500        500        250
B       NW396         Lekwa-Teemane                          500        500        250        500        500        250
C        DC39         Bophirima District Municipality        500        500        500        500        500        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                            3 500      3 500      2 750      3 500      3 500      2 750
-----------------------------------------------------------------------------------------------------------------------
B       NW401         Ventersdorp                            500        500        500        500        500        500
B       NW402         Potchefstroom                          500        500        500        500        500        500
B       NW403         Klerksdorp                             500        500        500        500        500        500
B       NW404         Maquassi Hills                         500        500        750        500        500        750
B       NW405         Merafong City                          500        500        500        500        500        500
C        DC40         Southern District Municipality         500        500        500        500        500        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                             3 000      3 000      3 250      3 000      3 000      3 250
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                          12 500     12 500     11 500     12 500     12 500     11 500
-----------------------------------------------------------------------------------------------------------------------

                                                                      LOCAL GOVERNMENT RESTRUCTURING GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

NORTH WEST

B       NW371         Moretele
B       NW372         Madibeng
B       NW373         Rustenburg
B       NW374         Kgetlengrivier
B       NW375         Moses Kotane
C        DC37         Bojanala Platinum District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       NW381         Ratlou
B       NW382         Tswaing
B       NW383         Mafikeng
B       NW384         Ditsobotla
B       NW385         Zeerust
C        DC38         Central District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       NW391         Kagisano
B       NW392         Naledi
B       NW393         Mamusa
B       NW394         Greater Taung
B       NW395         Molopo
B       NW396         Lekwa-Teemane
C        DC39         Bophirima District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       NW401         Ventersdorp
B       NW402         Potchefstroom
B       NW403         Klerksdorp
B       NW404         Maquassi Hills
B       NW405         Merafong City
C        DC40         Southern District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

                                       128

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 1 OF 2

                                                                  LOCAL GOVERNMENT FINANCIAL MANAGEMENT GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A                      City of Cape Town                     500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
B       WC011         Matzikama                              500        500        500        500        500        500
B       WC012         Cederberg                              500        500        750        500        500        750
B       WC013         Bergrivier                             500        500        750        500        500        750
B       WC014         Saldanha Bay                           500        500        750        500        500        750
B       WC015         Swartland                              500        500        750        500        500        750
C         DC1         West Coast District Municipality       500        500        750        500        500        750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES                           3 000      3 000      4 250      3 000      3 000      4 250
-----------------------------------------------------------------------------------------------------------------------
B       WC022         Witzenberg                             500        500        500        500        500        500
B       WC023         Drakenstein                            500        500        250        500        500        250
B       WC024         Stellenbosch                           500        500        500        500        500        500
B       WC025         Breede Valley                          500        500        500        500        500        500
B       WC026         Breede River Winelands                 500        500        500        500        500        500
C         DC2         Cape Winelands District              1 000      1 000        750      1 000      1 000        750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CAPE WINELANDS                                      3 500      3 500      3 000      3 500      3 500      3 000
-----------------------------------------------------------------------------------------------------------------------
B       WC031         Theewaterskloof                        500        500        500        500        500        500
B       WC032         Overstrand                             500        500        500        500        500        500
B       WC033         Cape Agulhas                           500        500        500        500        500        500
B       WC034         Swellendam                             500        500        500        500        500        500
C         DC3         Overberg District  Municipality        500        500        500        500        500        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                             2 500      2 500      2 500      2 500      2 500      2 500
-----------------------------------------------------------------------------------------------------------------------
B       WC041         Kannaland                              500        500        250        500        500        250
B       WC042         Hessequa                               500        500        500        500        500        500
B       WC043         Mossel Bay                             500        500        500        500        500        500
B       WC044         George                                 500        500        750        500        500        750
B       WC045         Oudtshoorn                             500        500        500        500        500        500
B       WC047         Bitou                                  500        500        500        500        500        500
B       WC048         Knysna                                 500        500        750        500        500        750
C         DC4         Eden Distric t Municipality            750        750        500        750        750        500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                                 4 250      4 250      4 250      4 250      4 250      4 250
-----------------------------------------------------------------------------------------------------------------------
B       WC051         Laingsburg                             500        500        500        500        500        500
B       WC052         Prince Albert                          500        500        250        500        500        250
B       WC053         Beaufort West                          500        500        500        500        500        500
C         DC5         Central Karoo District                 500        500        750        500        500        750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO  MUNICIPALITIES                       2 000      2 000      2 000      2 000      2 000      2 000
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                        15 750     15 750     16 750     15 750     15 750     16 750
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                           145 250    145 250    150 000    145 250    145 250    150 000
-----------------------------------------------------------------------------------------------------------------------

                                                                      LOCAL GOVERNMENT RESTRUCTURING GRANT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A                     City of Cape Town                   75 000    100 000                75 000    100 000
-----------------------------------------------------------------------------------------------------------------------
B       WC011         Matzikama
B       WC012         Cederberg
B       WC013         Bergrivier
B       WC014         Saldanha Bay
B       WC015         Swartland
C       DC1           West Coast District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       WC022         Witzenberg
B       WC023         Drakenstein
B       WC024         Stellenbosch
B       WC025         Breede Valley
B       WC026         Breede River Winelands
C       DC2           Cape Winelands District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CAPE WINELANDS
-----------------------------------------------------------------------------------------------------------------------
B       WC031         Theewaterskloof
B       WC032         Overstrand
B       WC033         Cape Agulhas
B       WC034         Swellendam
C       DC3           Overberg District  Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       WC041         Kannaland
B       WC042         Hessequa
B       WC043         Mossel Bay
B       WC044         George
B       WC045         Oudtshoorn
B       WC047         Bitou
B       WC048         Knysna
C       DC4           Eden Distric t Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       WC051         Laingsburg
B       WC052         Prince Albert
B       WC053         Beaufort West
C       DC5           Central Karoo District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO  MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                        75 000    100 000                75 000    100 000
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                           350 000    350 000               350 000    350 000
-----------------------------------------------------------------------------------------------------------------------

                                       129

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 2 OF 2

                                                                  WATER SERVICES OPERATING & TRANSFER SUBSIDY
                                                                            (DWAF) SIGNED AGREEMENTS
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A                     Nelson Mandela
-----------------------------------------------------------------------------------------------------------------------
B       EC101         Camdeboo
B       EC102         Blue Crane Route
B       EC103         Ikwezi
B       EC104         Makana
B       EC105         Ndlambe
B       EC106         Sundays River Valley
B       EC107         Baviaans
B       EC108         Kouga
B       EC109         Koukamma
C        DC10         Cacadu District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       EC121         Mbhashe
B       EC122         Mnquma
B       EC123         Great Kei
B       EC124         Amahlathi
B       EC125         Buffalo City                         7 645      4 401      5 291      8 834      5 212      5 976
B       EC126         Ngqushwa
B       EC127         Nkonkobe
B       EC128         Nxuba
C        DC12         Amatole District                     5 919      9 436     10 459      6 427      8 928     11 970
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                             13 564     13 837     15 750     15 261     14 140     17 946
-----------------------------------------------------------------------------------------------------------------------
B       EC131         Inxuba Yethemba
B       EC132         Tsolwana
B       EC133         Inkwanca
B       EC134         Lukhanji
B       EC135         Intsika Yethu
B       EC136         Emalahleni
B       EC137         Engcobo
B       EC138         Sakhisizwe
C        DC13         Chris Hani District                 18 877      9 147      9 364     17 471     10 553     10 717
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                          18 877      9 147      9 364     17 471     10 553     10 717
-----------------------------------------------------------------------------------------------------------------------

                                                                    MUNICIPAL SYSTEMS IMPROVEMENT PROGRAMME
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A                     Nelson Mandela                       4 000                            4 000
-----------------------------------------------------------------------------------------------------------------------
B       EC101         Camdeboo                                          734        734                   734        734
B       EC102         Blue Crane Route                       150        734        734        150        734        734
B       EC103         Ikwezi                                 150        734        734        150        734        734
B       EC104         Makana                                 150        150        150        150        150        150
B       EC105         Ndlambe                                           734        734                   734        734
B       EC106         Sundays River Valley                              734        734                   734        734
B       EC107         Baviaans
B       EC108         Kouga                                  150        150        150        150        150        150
B       EC109         Koukamma                               150        150        150        150        150        150
C        DC10         Cacadu District Municipality         1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES                               1 750      5 120      5 120      1 750      5 120      5 120
-----------------------------------------------------------------------------------------------------------------------
B       EC121         Mbhashe                                734        734        734        734        734        734
B       EC122         Mnquma                                 734        734        734        734        734        734
B       EC123         Great Kei                              150        734        734        150        734        734
B       EC124         Amahlathi                                         734        734                   734        734
B       EC125         Buffalo City                         4 000                            4 000
B       EC126         Ngqushwa                                          150        150                   150        150
B       EC127         Nkonkobe                               150        734        734        150        734        734
B       EC128         Nxuba                                  150        734        734        150        734        734
C        DC12         Amatole District                     1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                              6 918      5 554      5 554      6 918      5 554      5 554
-----------------------------------------------------------------------------------------------------------------------
B       EC131         Inxuba Yethemba                                   150        150                   150        150
B       EC132         Tsolwana                               150        734        734        150        734        734
B       EC133         Inkwanca                               150        734        734        150        734        734
B       EC134         Lukhanji                             1 000      1 000      1 000      1 000      1 000      1 000
B       EC135         Intsika Yethu                          734        734        734        734        734        734
B       EC136         Emalahleni                             734        734        734        734        734        734
B       EC137         Engcobo                                734        734        734        734        734        734
B       EC138         Sakhisizwe                             734        734        734        734        734        734
C        DC13         Chris Hani District                  1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                           5 236      6 554      6 554      5 236      6 554      6 554
-----------------------------------------------------------------------------------------------------------------------

                                                                              SUB-TOTAL: RECURRENT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A                     Nelson Mandela                      60 000     51 000        750     60 000     51 000        750
-----------------------------------------------------------------------------------------------------------------------
B       EC101         Camdeboo                               500      1 234        984        500      1 234        984
B       EC102         Blue Crane Route                       650      1 234        984        650      1 234        984
B       EC103         Ikwezi                                 650      1 234      1 484        650      1 234      1 484
B       EC104         Makana                                 900        900        650        900        900        650
B       EC105         Ndlambe                                500      1 234      1 484        500      1 234      1 484
B       EC106         Sundays River Valley                   500      1 234      1 234        500      1 234      1 234
B       EC107         Baviaans                               500        500        500        500        500        500
B       EC108         Kouga                                  650        650        900        650        650        900
B       EC109         Koukamma                               650        650        900        650        650        900
C        DC10         Cacadu District Municipality         1 500      1 500      1 750      1 500      1 500      1 750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES                               7 000     10 370     10 870      7 000     10 370     10 870
-----------------------------------------------------------------------------------------------------------------------
B       EC121         Mbhashe                              1 234      1 234      1 484      1 234      1 234      1 484
B       EC122         Mnquma                               1 234      1 234      1 234      1 234      1 234      1 234
B       EC123         Great Kei                              650      1 234      1 234        650      1 234      1 234
B       EC124         Amahlathi                              500      1 234      1 234        500      1 234      1 234
B       EC125         Buffalo City                        47 145      4 901      6 041     48 334      5 712      6 726
B       EC126         Ngqushwa                               500        650        900        500        650        900
B       EC127         Nkonkobe                               900      1 484      1 484        900      1 484      1 484
B       EC128         Nxuba                                  650      1 234      1 234        650      1 234      1 234
C        DC12         Amatole District                     7 419     10 936     12 209      7 927     10 428     13 720
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                             60 232     24 141     27 054     61 929     24 444     29 250
-----------------------------------------------------------------------------------------------------------------------
B       EC131       Inxuba Yethemba                          500        650        650        500        650        650
B       EC132       Tsolwana                                 650      1 234      1 234        650      1 234      1 234
B       EC133       Inkwanca                                 650      1 234      1 484        650      1 234      1 484
B       EC134       Lukhanji                               1 750      1 750      1 500      1 750      1 750      1 500
B       EC135       Intsika Yethu                          1 234      1 234        984      1 234      1 234        984
B       EC136       Emalahleni                             1 234      1 234      1 234      1 234      1 234      1 234
B       EC137       Engcobo                                1 234      1 234      1 234      1 234      1 234      1 234
B       EC138       Sakhisizwe                             1 234      1 234      1 234      1 234      1 234      1 234
C        DC13       Chris Hani District                   20 377     10 647     11 114     18 971     12 053     12 467
                    Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                          28 863     20 451     20 668     27 457     21 857     22 021
-----------------------------------------------------------------------------------------------------------------------

                                       130

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 2 OF 2

                                                                  WATER SERVICES OPERATING & TRANSFER SUBSIDY
                                                                            (DWAF) SIGNED AGREEMENTS
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

B       EC141         Elundini
B       EC142         Senqu
B       EC143         Maletswai
B       EC144         Gariep
C        DC14         Ukhahlamba District                  5 445      5 772      5 772      5 492      5 725      5 347
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                           5 445      5 772      5 772      5 492      5 725      5 347
-----------------------------------------------------------------------------------------------------------------------
B       EC151         Mbizana
B       EC152         Ntabankulu
B       EC153         Qaukeni
B       EC154         Port St Johns
B       EC155         Nyandeni
B       EC156         Mhlontlo
B       EC157         King Sabata Dalindyebo
C        DC15         O.R. Tambo District                            13 196                 1 907     11 289      8 349
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                                     13 196                 1 907     11 289      8 349
-----------------------------------------------------------------------------------------------------------------------
B       EC05b2      Umzimvubu
B       EC05b3      Matatiele
C        DC44       Alfred Nzo District                    7 916      8 457      8 964      7 994      8 379      8 964
                    Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                           7 916      8 457      8 964      7 994      8 379      8 964
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                        45 803     50 408     39 851     48 125     50 086     51 323
-----------------------------------------------------------------------------------------------------------------------

                                                                    MUNICIPAL SYSTEMS IMPROVEMENT PROGRAMME
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

B       EC141         Elundini                               734        734        734        734        734        734
B       EC142         Senqu
B       EC143         Maletswai                                         150        150                   150        150
B       EC144         Gariep
C        DC14         Ukhahlamba District                  1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                           1 734      1 884      1 884      1 734      1 884      1 884
-----------------------------------------------------------------------------------------------------------------------
B       EC151         Mbizana                                734        734        734        734        734        734
B       EC152         Ntabankulu                             734        734        734        734        734        734
B       EC153         Qaukeni                                734        734        734        734        734        734
B       EC154         Port St Johns                          734        734        734        734        734        734
B       EC155         Nyandeni                               734        734        734        734        734        734
B       EC156         Mhlontlo                               734        734        734        734        734        734
B       EC157         King Sabata Dalindyebo                 734        884        884        734        884        884
C        DC15         O.R. Tambo District                  1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                           6 138      6 288      6 288      6 138      6 288      6 288
-----------------------------------------------------------------------------------------------------------------------
B       EC05b2      Umzimvubu                                734        734        734        734        734        734
B       EC05b3      Matatiele                                734        734        734        734        734        734
C        DC44       Alfred Nzo District                    1 000      1 000      1 000      1 000      1 000      1 000
                    Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                           2 468      2 468      2 468      2 468      2 468      2 468
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                        28 244     27 868     27 868     28 244     27 868     27 868
-----------------------------------------------------------------------------------------------------------------------

                                                                              SUB-TOTAL: RECURRENT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

B       EC141         Elundini                             1 234      1 234        984      1 234      1 234        984
B       EC142         Senqu                                  500        500        500        500        500        500
B       EC143         Maletswai                              500        650        650        500        650        650
B       EC144         Gariep                                 500        500        750        500        500        750
C        DC14         Ukhahlamba District                  6 945      7 272      7 522      6 992      7 225      7 097
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                           9 679     10 156     10 406      9 726     10 109      9 981
-----------------------------------------------------------------------------------------------------------------------
B       EC151         Mbizana                              1 234      1 234      1 234      1 234      1 234      1 234
B       EC152         Ntabankulu                           1 234      1 234      1 234      1 234      1 234      1 234
B       EC153         Qaukeni                              1 234      1 234        984      1 234      1 234        984
B       EC154         Port St Johns                        1 234      1 234        984      1 234      1 234        984
B       EC155         Nyandeni                             1 234      1 234      1 234      1 234      1 234      1 234
B       EC156         Mhlontlo                             1 234      1 234      1 234      1 234      1 234      1 234
B       EC157         King Sabata Dalindyebo               1 234      1 384      1 384      1 234      1 384      1 384
C        DC15         O.R. Tambo District                  1 500     14 696      1 750      3 407     12 789     10 099
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                          10 138     23 484     10 038     12 045     21 577     18 387
-----------------------------------------------------------------------------------------------------------------------
B       EC05b2        Umzimvubu                            1 234      1 234      1 234      1 234      1 234      1 234
B       EC05b3        Matatiele                            1 234      1 234      1 234      1 234      1 234      1 234
C        DC44         Alfred Nzo District                  9 416      9 957     10 714      9 494      9 879     10 714
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                          11 884     12 425     13 182     11 962     12 347     13 182
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                       187 797    152 026     92 969    190 119    151 704    104 441
-----------------------------------------------------------------------------------------------------------------------

                                       131

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 2 OF 2

                                                                  WATER SERVICES OPERATING & TRANSFER SUBSIDY
                                                                            (DWAF) SIGNED AGREEMENTS
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

FREE STATE

B       FS161         Letsemeng
B       FS162         Kopanong
B       FS163         Mohokare
C        DC16         Xhariep District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       FS171         Naledi
B       FS172         Mangaung                             2 000                            1 500        500
B       FS173         Mantsopa
C        DC17         Motheo District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                               2 000                            1 500        500
-----------------------------------------------------------------------------------------------------------------------
B       FS181         Masilonyana
B       FS182         Tokologo
B       FS183         Tswelopele
B       FS184         Matjhabeng
B       FS185         Nala
C        DC18         Lejweleputswa District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       FS191         Setsoto
B       FS192         Dihlabeng
B       FS193         Nketoana
B       FS194         Maluti-a-Phofung                    23 324     11 209     18 269     20 295     14 238     18 852
B       FS195         Phumelela
C        DC19         Thabo Mofutsanyana District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES                  23 324     11 209     18 269     20 295     14 238     18 852
-----------------------------------------------------------------------------------------------------------------------
B       FS201         Moqhaka
B       FS203         Ngwathe
B       FS204         Metsimaholo                          1 114      1 181      1 252      1 131      1 164      1 252
B       FS205         Mafube
C        DC20         Fezile Dabi District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                          1 114      1 181      1 252      1 131      1 164      1 252
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                          26 438     12 389     19 521     22 926     15 902     20 104
-----------------------------------------------------------------------------------------------------------------------

                                                                    MUNICIPAL SYSTEMS IMPROVEMENT PROGRAMME
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

FREE STATE

B       FS161         Letsemeng                                         150        150                   150        150
B       FS162         Kopanong                             1 000      1 000      1 000      1 000      1 000      1 000
B       FS163         Mohokare                               734        734        734        734        734        734
C        DC16         Xhariep District Municipality        1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES                              2 734      2 884      2 884      2 734      2 884      2 884
-----------------------------------------------------------------------------------------------------------------------
B       FS171         Naledi                                 734        734        734        734        734        734
B       FS172         Mangaung
B       FS173         Mantsopa                                          734        734                   734        734
C        DC17         Motheo District Municipality         1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                               1 734      2 468      2 468      1 734      2 468      2 468
-----------------------------------------------------------------------------------------------------------------------
B       FS181         Masilonyana                            150        734        734        150        734        734
B       FS182         Tokologo                               734        734        734        734        734        734
B       FS183         Tswelopele                             734        734        734        734        734        734
B       FS184         Matjhabeng                           4 000      1 000      1 000      4 000      1 000      1 000
B       FS185         Nala                                   734        734        734        734        734        734
C        DC18         Lejweleputswa District               1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                        7 352      4 936      4 936      7 352      4 936      4 936
-----------------------------------------------------------------------------------------------------------------------
B       FS191         Setsoto                                734        734        734        734        734        734
B       FS192         Dihlabeng                              150        734        734        150        734        734
B       FS193         Nketoana                                          734        734                   734        734
B       FS194         Maluti-a-Phofung                       734        734        734        734        734        734
B       FS195         Phumelela                            1 000      1 000      1 000      1 000      1 000      1 000
C        DC19         Thabo Mofutsanyana District          1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES                   3 618      4 936      4 936      3 618      4 936      4 936
-----------------------------------------------------------------------------------------------------------------------
B       FS201         Moqhaka                                734        734        734        734        734        734
B       FS203         Ngwathe                                           734        734                   734        734
B       FS204         Metsimaholo                                       734        734                   734        734
B       FS205         Mafube                                            734        734                   734        734
C        DC20         Fezile Dabi District                 1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                          1 734      3 936      3 936      1 734      3 936      3 936
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                          17 172     19 160     19 160     17 172     19 160     19 160
-----------------------------------------------------------------------------------------------------------------------

                                                                              SUB-TOTAL: RECURRENT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

FREE STATE

B       FS161         Letsemeng                              500        650        650        500        650        650
B       FS162         Kopanong                             1 500      1 500      1 500      1 500      1 500      1 500
B       FS163         Mohokare                             1 234      1 234      1 234      1 234      1 234      1 234
C        DC16         Xhariep District Municipality        1 500      1 500      1 750      1 500      1 500      1 750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES                              4 734      4 884      5 134      4 734      4 884      5 134
-----------------------------------------------------------------------------------------------------------------------
B       FS171         Naledi                               1 234      1 234      1 234      1 234      1 234      1 234
B       FS172         Mangaung                             2 500        500        750      2 000      1 000        750
B       FS173         Mantsopa                               500      1 234      1 234        500      1 234      1 234
C        DC17         Motheo District Municipality         1 750      1 750      1 750      1 750      1 750      1 750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                               5 984      4 718      4 968      5 484      5 218      4 968
-----------------------------------------------------------------------------------------------------------------------
B       FS181         Masilonyana                            900      1 484        984        900      1 484        984
B       FS182         Tokologo                             1 234      1 234      1 234      1 234      1 234      1 234
B       FS183         Tswelopele                           1 234      1 234        984      1 234      1 234        984
B       FS184         Matjhabeng                           4 500      1 500      1 500      4 500      1 500      1 500
B       FS185         Nala                                 1 484      1 484      1 234      1 484      1 484      1 234
C        DC18         Lejweleputswa District               1 500      1 500      1 500      1 500      1 500      1 500
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                       10 852      8 436      7 436     10 852      8 436      7 436
-----------------------------------------------------------------------------------------------------------------------
B       FS191         Setsoto                              1 234      1 234      1 234      1 234      1 234      1 234
B       FS192         Dihlabeng                              650      1 234      1 234        650      1 234      1 234
B       FS193         Nketoana                               750      1 484      1 234        750      1 484      1 234
B       FS194         Maluti-a-Phofung                    24 558     12 443     19 503     21 529     15 472     20 086
B       FS195         Phumelela                            1 500      1 500      1 250      1 500      1 500      1 250
C        DC19         Thabo Mofutsanyana District          1 750      1 750      1 500      1 750      1 750      1 500
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES                  30 442     19 645     25 955     27 413     22 674     26 538
-----------------------------------------------------------------------------------------------------------------------
B       FS201         Moqhaka                              1 234      1 234      1 234      1 234      1 234      1 234
B       FS203         Ngwathe                                500      1 234      1 484        500      1 234      1 484
B       FS204         Metsimaholo                          1 614      2 415      2 736      1 631      2 398      2 736
B       FS205         Mafube                                 500      1 234      1 484        500      1 234      1 484
C        DC20         Fezile Dabi District                 1 500      1 500      1 250      1 500      1 500      1 250
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                          5 348      7 617      8 188      5 365      7 600      8 188
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                          57 360     45 299     51 681     53 848     48 812     52 264
-----------------------------------------------------------------------------------------------------------------------

                                       132

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 2 OF 2

                                                                  WATER SERVICES OPERATING & TRANSFER SUBSIDY
                                                                            (DWAF) SIGNED AGREEMENTS
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

GAUTENG

A                     Ekurhuleni
A                     City of Johannesburg
A                     City of Tshwane                     14 249     17 134     25 168     14 666     16 718     25 026
-----------------------------------------------------------------------------------------------------------------------
B       GT02b1        Nokeng tsa Taemane
B       GT02b2        Kungwini
C        DC46         Metsweding District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       GT421         Emfuleni
B       GT422         Midvaal
B       GT423         Lesedi
C        DC42         Sedibeng District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       GT481         Mogale City
B       GT482         Randfontein
B       GT483         Westonaria
C        DC48         West Rand District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                             14 249     17 134     25 168     14 666     16 718     25 026
-----------------------------------------------------------------------------------------------------------------------

                                                                    MUNICIPAL SYSTEMS IMPROVEMENT PROGRAMME
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

GAUTENG

A                     Ekurhuleni
A                     City of Johannesburg                 4 000                            4 000
A                     City of Tshwane
-----------------------------------------------------------------------------------------------------------------------
B       GT02b1        Nokeng tsa Taemane                                734        734                   734        734
B       GT02b2        Kungwini                             1 000      1 000      1 000      1 000      1 000      1 000
C        DC46         Metsweding District                  1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                           2 000      2 734      2 734      2 000      2 734      2 734
-----------------------------------------------------------------------------------------------------------------------
B       GT421         Emfuleni                               150        734        734        150        734        734
B       GT422         Midvaal                                           734        734                   734        734
B       GT423         Lesedi                                 734        734        734        734        734        734
C        DC42         Sedibeng District                    1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                             1 884      3 202      3 202      1 884      3 202      3 202
-----------------------------------------------------------------------------------------------------------------------
B       GT481         Mogale City
B       GT482         Randfontein                            150        734        734        150        734        734
B       GT483         Westonaria                                        734        734                   734        734
C        DC48         West Rand District                   1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                            1 150      2 468      2 468      1 150      2 468      2 468
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                              9 034      8 404      8 404      9 034      8 404      8 404
-----------------------------------------------------------------------------------------------------------------------

                                                                              SUB-TOTAL: RECURRENT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

GAUTENG

A                     Ekurhuleni                             500        500        750        500        500        750
A                     City of Johannesburg                 4 500        500        750      4 500        500        750
A                     City of Tshwane                     89 749    117 634     25 918     90 166    117 218     25 776
-----------------------------------------------------------------------------------------------------------------------
B       GT02b1        Nokeng tsa Taemane                     500      1 234      1 234        500      1 234      1 234
B       GT02b2        Kungwini                             1 500      1 500      1 500      1 500      1 500      1 500
C        DC46         Metsweding District                  1 500      1 500      1 750      1 500      1 500      1 750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                           3 500      4 234      4 484      3 500      4 234      4 484
-----------------------------------------------------------------------------------------------------------------------
B       GT421         Emfuleni                            35 650      1 234      1 484     35 650      1 234      1 484
B       GT422         Midvaal                                500      1 234      1 234        500      1 234      1 234
B       GT423         Lesedi                               1 234      1 234      1 234      1 234      1 234      1 234
C        DC42         Sedibeng District                    1 500      1 500      1 500      1 500      1 500      1 500
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                            38 884      5 202      5 452     38 884      5 202      5 452
-----------------------------------------------------------------------------------------------------------------------
B       GT481         Mogale City                            500        500        750        500        500        750
B       GT482         Randfontein                            650      1 234      1 484        650      1 234      1 484
B       GT483         Westonaria                             500      1 234      1 234        500      1 234      1 234
C        DC48         West Rand District                   1 500      1 500      1 750      1 500      1 500      1 750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                            3 150      4 468      5 218      3 150      4 468      5 218
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                            140 283    132 538     42 572    140 700    132 122     42 430
-----------------------------------------------------------------------------------------------------------------------

                                       133

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 2 OF 2

                                                                  WATER SERVICES OPERATING & TRANSFER SUBSIDY
                                                                            (DWAF) SIGNED AGREEMENTS
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A                     eThekwini                            1 477      1 565      1 556      1 499      1 543      1 359
-----------------------------------------------------------------------------------------------------------------------
B       KZ211         Vulamehlo
B       KZ212         Umdoni
B       KZ213         Umzumbe
B       KZ214         uMuziwabantu
B       KZ215         Ezinqolweni
B       KZ216         Hibiscus Coast
C        DC21         Ugu District Municipality              517      1 793        293        701      1 609        271
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                                    517      1 793        293        701      1 609        271
-----------------------------------------------------------------------------------------------------------------------
B       KZ221         uMshwathi
B       KZ222         uMngeni
B       KZ223         Mooi Mpofana
B       KZ224         Impendle
B       KZ225         Msunduzi
B       KZ226         Mkhambathini
B       KZ227         Richmond
C        DC22         uMgungundlovu District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       KZ232         Emnambithi/Ladysmith
B       KZ233         Indaka
B       KZ234         Umtshezi
B       KZ235         Okhahlamba
B       KZ236         Imbabazane
C        DC23         Uthukela District Municipality       3 800      4 044      2 544      3 835      4 009      2 358
-----------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                              3 800      4 044      2 544      3 835      4 009      2 358
-----------------------------------------------------------------------------------------------------------------------
B       KZ241         Endumeni
B       KZ242         Nquthu
B       KZ244         Msinga
B       KZ245         Umvoti
C        DC24         Umzinyathi District                  1 725      1 865      1 765      1 746      1 845      1 835
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                           1 725      1 865      1 765      1 746      1 845      1 835
-----------------------------------------------------------------------------------------------------------------------
B       KZ252         Newcastle                            3 179      1 325        795      2 716      1 789        964
B       KZ253         Utrecht
B       KZ254         Dannhauser
C        DC25         Amajuba District Municipality          824        873        873        831        866        809
-----------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                              4 003      2 198      1 668      3 547      2 655      1 773
-----------------------------------------------------------------------------------------------------------------------

                                                                    MUNICIPAL SYSTEMS IMPROVEMENT PROGRAMME
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A                     eThekwini
-----------------------------------------------------------------------------------------------------------------------
B       KZ211         Vulamehlo                              734        734        734        734        734        734
B       KZ212         Umdoni
B       KZ213         Umzumbe                                734        734        734        734        734        734
B       KZ214         uMuziwabantu
B       KZ215         Ezinqolweni                                       734        734                   734        734
B       KZ216         Hibiscus Coast
C        DC21         Ugu District Municipality            1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                                  2 468      3 202      3 202      2 468      3 202      3 202
-----------------------------------------------------------------------------------------------------------------------
B       KZ221         uMshwathi                              734        734        734        734        734        734
B       KZ222         uMngeni                              4 000      1 000      1 000      4 000      1 000      1 000
B       KZ223         Mooi Mpofana                           150        734        734        150        734        734
B       KZ224         Impendle                                          734        734                   734        734
B       KZ225         Msunduzi
B       KZ226         Mkhambathini                           734        734        734        734        734        734
B       KZ227         Richmond                               734        734        734        734        734        734
C        DC22         uMgungundlovu District               1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                        7 352      5 670      5 670      7 352      5 670      5 670
-----------------------------------------------------------------------------------------------------------------------
B       KZ232         Emnambithi/Ladysmith                   734        734        734        734        734        734
B       KZ233         Indaka                                 734        734        734        734        734        734
B       KZ234         Umtshezi                                          734        734                   734        734
B       KZ235         Okhahlamba                             734        734        734        734        734        734
B       KZ236         Imbabazane                                        734        734                   734        734
C        DC23         Uthukela District Municipality       1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                              3 202      4 670      4 670      3 202      4 670      4 670
-----------------------------------------------------------------------------------------------------------------------
B       KZ241         Endumeni                                          734        734                   734        734
B       KZ242         Nquthu                                 734        734        734        734        734        734
B       KZ244         Msinga                                 734        734        734        734        734        734
B       KZ245         Umvoti                                            734        734                   734        734
C        DC24         Umzinyathi District Municipality     1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                           2 468      3 936      3 936      2 468      3 936      3 936
-----------------------------------------------------------------------------------------------------------------------
B       KZ252         Newcastle
B       KZ253         Utrecht                                734        734        734        734        734        734
B       KZ254         Dannhauser                             150        734        734        150        734        734
C        DC25         Amajuba District Municipality        1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                              1 884      2 468      2 468      1 884      2 468      2 468
-----------------------------------------------------------------------------------------------------------------------

                                                                              SUB-TOTAL: RECURRENT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A                     eThekwini                           76 977    102 065      2 306     76 999    102 043      2 109
-----------------------------------------------------------------------------------------------------------------------
B       KZ211         Vulamehlo                            1 234      1 234      1 234      1 234      1 234      1 234
B       KZ212         Umdoni                                 500        500        500        500        500        500
B       KZ213         Umzumbe                              1 234      1 234        984      1 234      1 234        984
B       KZ214         uMuziwabantu                           500        500        500        500        500        500
B       KZ215         Ezinqolweni                            500      1 234        984        500      1 234        984
B       KZ216         Hibiscus Coast                         500        500        500        500        500        500
C        DC21         Ugu District Municipality            2 017      3 293      1 793      2 201      3 109      1 771
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                                  6 485      8 495      6 495      6 669      8 311      6 473
-----------------------------------------------------------------------------------------------------------------------
B       KZ221         uMshwathi                            1 234      1 234      1 234      1 234      1 234      1 234
B       KZ222         uMngeni                              4 500      1 500      1 500      4 500      1 500      1 500
B       KZ223         Mooi Mpofana                           650      1 234        984        650      1 234        984
B       KZ224         Impendle                               500      1 234      1 234        500      1 234      1 234
B       KZ225         Msunduzi                               500      500        750          500        500        750
B       KZ226         Mkhambathini                         1 234      1 234      1 234      1 234      1 234      1 234
B       KZ227         Richmond                             1 234      1 234        984      1 234      1 234        984
C        DC22         uMgungundlovu District               1 500      1 500      1 750      1 500      1 500      1 750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                       11 352      9 670      9 670     11 352      9 670      9 670
-----------------------------------------------------------------------------------------------------------------------
B       KZ232         Emnambithi/Ladysmith                 1 234      1 234      1 484      1 234      1 234      1 484
B       KZ233         Indaka                               1 234      1 234        984      1 234      1 234        984
B       KZ234         Umtshezi                               500      1 234      1 234        500      1 234      1 234
B       KZ235         Okhahlamba                           1 234      1 234        984      1 234      1 234        984
B       KZ236         Imbabazane                             500      1 234        984        500      1 234        984
C        DC23         Uthukela District Municipality       5 300      5 544      3 794      5 335      5 509      3 608
-----------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                             10 002     11 714     9 464     10 0371      1 679      9 278
-----------------------------------------------------------------------------------------------------------------------
B       KZ241         Endumeni                               500      1 234      1 234        500      1 234      1 234
B       KZ242         Nquthu                               1 234      1 234      1 234      1 234      1 234      1 234
B       KZ244         Msinga                               1 234      1 234      1 484      1 234      1 234      1 484
B       KZ245         Umvoti                                 500      1 234      1 234        500      1 234      1 234
C        DC24         Umzinyathi District Municipality     3 225      3 365      3 265      3 246      3 345      3 335
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                           6 693      8 301      8 451      6 714      8 281      8 521
-----------------------------------------------------------------------------------------------------------------------
B       KZ252         Newcastle                            3 679      1 825      1 295      3 216      2 289      1 464
B       KZ253         Utrecht                              1 234      1 234        984      1 234      1 234        984
B       KZ254         Dannhauser                             650      1 234      1 234        650      1 234      1 234
C        DC25         Amajuba District Municipality        2 324      2 373      2 373      2 331      2 366      2 309
-----------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                              7 887      6 666      5 886      7 431      7 123      5 991
-----------------------------------------------------------------------------------------------------------------------

                                       134

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 2 OF 2

                                                                  WATER SERVICES OPERATING & TRANSFER SUBSIDY
                                                                            (DWAF) SIGNED AGREEMENTS
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

B       KZ261         eDumbe
B       KZ262         uPhongolo
B       KZ263         Abaqulusi
B       KZ265         Nongoma
B       KZ266         Ulundi
C        DC26         Zululand District                   15 164     16 294     16 294     15 327     16 132     15 277
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                            15 164     16 294     16 294     15 327     16 132     15 277
-----------------------------------------------------------------------------------------------------------------------
B       KZ271         Umhlabuyalingana
B       KZ272         Jozini
B       KZ273         The Big Five False Bay
B       KZ274         Hlabisa
B       KZ275         Mtubatuba
C        DC27         Umkhanyakude District                4 679      6 376      4 376      4 924      6 131      4 053
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                         4 679      6 376      4 376      4 924      6 131      4 053
-----------------------------------------------------------------------------------------------------------------------
B       KZ281         Mbonambi
B       KZ282         uMhlathuze                           1 700      2 000      4 000      1 775      1 925      4 000
B       KZ283         Ntambanana
B       KZ284         Umlalazi
B       KZ285         Mthonjaneni
B       KZ286         Nkandla
C        DC28         uThungulu District                     295        560        275        333        522        275
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                            1 995      2 560      4 275      2 108      2 447      4 275
-----------------------------------------------------------------------------------------------------------------------
B       KZ291         eNdondakusuka
B       KZ292         KwaDukuza
B       KZ293         Ndwedwe
B       KZ294         Maphumulo
C        DC29         iLembe District Municipality         2 850      3 000     10 000      2 872      2 978     10 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                               2 850      3 000     10 000      2 872      2 978     10 000
-----------------------------------------------------------------------------------------------------------------------
B       KZ5a1         Ingwe
B       KZ5a2         Kwa Sani
B       KZ5a4         Greater Kokstad
B       KZ5a5         Ubuhlebezwe
B       KZ5a6         Umzimkhulu
C        DC43         Sisonke District Municipality          952      1 009      1 070        960      1 001      1 070
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                                952      1 009      1 070        960      1 001      1 070
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL MUNICIPALITIES                       37 160     40 705     43 842     37 519     40 350     42 271
-----------------------------------------------------------------------------------------------------------------------

                                                                    MUNICIPAL SYSTEMS IMPROVEMENT PROGRAMME
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

B       KZ261         eDumbe
B       KZ262         uPhongolo                              150        150        150        150        150        150
B       KZ263         Abaqulusi                              734        734        734        734        734        734
B       KZ265         Nongoma                                734        734        734        734        734        734
B       KZ266         Ulundi                                 734        734        734        734        734        734
C       DC26          Zululand District                    1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                             3 352      3 352      3 352      3 352      3 352      3 352
-----------------------------------------------------------------------------------------------------------------------
B       KZ271         Umhlabuyalingana                       734        734        734        734        734        734
B       KZ272         Jozini                                 734        734        734        734        734        734
B       KZ273         The Big Five False Bay                 734        734        734        734        734        734
B       KZ274         Hlabisa                                734        734        734        734        734        734
B       KZ275         Mtubatuba                                         734        734                   734        734
C       DC27          Umkhanyakude District                1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                         3 936      4 670      4 670      3 936      4 670      4 670
-----------------------------------------------------------------------------------------------------------------------
B       KZ281         Mbonambi                               734        734        734        734        734        734
B       KZ282         uMhlathuze
B       KZ283         Ntambanana                             734        734        734        734        734        734
B       KZ284         Umlalazi                               734        734        734        734        734        734
B       KZ285         Mthonjaneni                            734        734        734        734        734        734
B       KZ286         Nkandla                                734        734        734        734        734        734
C       DC28          uThungulu District                   1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                            4 670      4 670      4 670      4 670      4 670      4 670
-----------------------------------------------------------------------------------------------------------------------
B       KZ291         eNdondakusuka                                     150        150                   150        150
B       KZ292         KwaDukuza                              150        150        150        150        150        150
B       KZ293         Ndwedwe                                734        734        734        734        734        734
B       KZ294         Maphumulo                              734        734        734        734        734        734
C       DC29          iLembe District Municipality         1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                               2 618      2 768      2 768      2 618      2 768      2 768
-----------------------------------------------------------------------------------------------------------------------
B       KZ5a1         Ingwe                                  734        734        734        734        734        734
B       KZ5a2         Kwa Sani                               734        734        734        734        734        734
B       KZ5a4         Greater Kokstad                      4 000        734        734      4 000        734        734
B       KZ5a5         Ubuhlebezwe                            734        734        734        734        734        734
B       KZ5a6         Umzimkhulu                             734        734        734        734        734        734
C       DC43          Sisonke District Municipality        1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                              7 936      4 670      4 670      7 936      4 670      4 670
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL MUNICIPALITIES                       39 886     40 076     40 076     39 886     40 076     40 076
-----------------------------------------------------------------------------------------------------------------------

                                                                              SUB-TOTAL: RECURRENT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

B       KZ261         eDumbe                                 500        500        750        500        500        750
B       KZ262         uPhongolo                              650        650        650        650        650        650
B       KZ263         Abaqulusi                            1 234      1 234      1 234      1 234      1 234      1 234
B       KZ265         Nongoma                              1 234      1 234      1 234      1 234      1 234      1 234
B       KZ266         Ulundi                               1 234      1 234      1 234      1 234      1 234      1 234
C       DC26          Zululand District Municipality      16 664     17 794     18 044     16 827     17 632     17 027
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                            21 516     22 646     23 146     21 679     22 484     22 129
-----------------------------------------------------------------------------------------------------------------------
B       KZ271         Umhlabuyalingana                     1 234      1 234        984      1 234      1 234        984
B       KZ272         Jozini                               1 234      1 234      1 234      1 234      1 234      1 234
B       KZ273         The Big Five False Bay               1 234      1 234      1 234      1 234      1 234      1 234
B       KZ274         Hlabisa                              1 234      1 234      1 234      1 234      1 234      1 234
B       KZ275         Mtubatuba                              500      1 234        984        500      1 234        984
C       DC27          Umkhanyakude District Municipality   6 179      7 876      6 126      6 424      7 631      5 803
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                        11 615     14 046     11 796     11 860     13 801     11 473
-----------------------------------------------------------------------------------------------------------------------
B       KZ281         Mbonambi                             1 234      1 234      1 234      1 234      1 234      1 234
B       KZ282         uMhlathuze                           2 200      2 500      4 750      2 275      2 425      4 750
B       KZ283         Ntambanana                           1 234      1 234      1 234      1 234      1 234      1 234
B       KZ284         Umlalazi                             1 234      1 234      1 234      1 234      1 234      1 234
B       KZ285         Mthonjaneni                          1 234      1 234      1 234      1 234      1 234      1 234
B       KZ286         Nkandla                              1 234      1 234      1 234      1 234      1 234      1 234
C       DC28          uThungulu District Municipality      1 795      2 060      2 025      1 833      2 022      2 025
-----------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                           10 165     10 730     12 945     10 278     10 617     12 945
-----------------------------------------------------------------------------------------------------------------------
B       KZ291         eNdondakusuka                          500        650        650        500        650        650
B       KZ292         KwaDukuza                              650        650        650        650        650        650
B       KZ293         Ndwedwe                              1 234      1 234      1 234      1 234      1 234      1 234
B       KZ294         Maphumulo                            1 234      1 234      1 234      1 234      1 234      1 234
C       DC29          iLembe District Municipality         4 350      4 500     11 750      4 372      4 478     11 750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                               7 968      8 268     15 518      7 990      8 246     15 518
-----------------------------------------------------------------------------------------------------------------------
B       KZ5a1         Ingwe                                1 234      1 234        984      1 234      1 234        984
B       KZ5a2         Kwa Sani                             1 234      1 234        984      1 234      1 234        984
B       KZ5a4         Greater Kokstad                      4 500      1 234        984      4 500      1 234        984
B       KZ5a5         Ubuhlebezwe                          1 234      1 234      1 484      1 234      1 234      1 484
B       KZ5a6         Umzimkhulu                           1 234      1 234        984      1 234      1 234        984
C       DC43          Sisonke District Municipality        2 452      2 509      2 320      2 460      2 501      2 320
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                             11 888      8 679      7 740     11 896      8 671      7 740
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL MUNICIPALITIES                      182 546    211 281    113 418    182 905    210 926    111 847
-----------------------------------------------------------------------------------------------------------------------

                                       135

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 2 OF 2

                                                                  WATER SERVICES OPERATING & TRANSFER SUBSIDY
                                                                            (DWAF) SIGNED AGREEMENTS
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

LIMPOPO
B       NP03a2        Makhuduthamaga
B       NP03a3        Fetakgomo
B       NP03a4        Greater Marble Hall
B       NP03a5        Greater Groblersdal
B       NP03a6        Greater Tubatse
C        DC47         Greater Sekhukhune District         72 793     42 504     36 919     68 416     46 881     42 254
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES         72 793     42 504     36 919     68 416     46 881     42 254
-----------------------------------------------------------------------------------------------------------------------
B       NP331         Greater Giyani
B       NP332         Greater Letaba
B       NP333         Greater Tzaneen
B       NP334         Ba-Phalaborwa
B       NP335         Maruleng
C        DC33         Mopani District Municipality        54 288     68 086     69 344     56 282     66 092     78 374
-----------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                              54 288     68 086     69 344     56 282     66 092     78 374
-----------------------------------------------------------------------------------------------------------------------
B       NP341         Musina
B       NP342         Mutale
B       NP343         Thulamela
B       NP344         Makhado
C        DC34         Vhembe District Municipality        41 049     96 600     98 619     48 076     88 573    112 870
-----------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                              41 049     96 600     98 619     48 076     88 573    112 870
-----------------------------------------------------------------------------------------------------------------------
B       NP351         Blouberg
B       NP352         Aganang
B       NP353         Molemole
B       NP354         Polokwane                           12 900     14 751     17 179     13 363     14 288     21 474
B       NP355         Lepelle-Nkumpi
C        DC35         Capricorn District Municipality     30 687     46 047     48 935     32 907     43 827     55 205
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                           43 587     60 798     66 114     46 270     58 115     76 679
-----------------------------------------------------------------------------------------------------------------------
B       NP361         Thabazimbi
B       NP362         Lephalale                            7 258      6 758     33 234      7 133      6 883     26 748
B       NP364         Mookgopong
B       NP365         Modimolle
B       NP366         Bela Bela
B       NP367         Mogalakwena                         26 730     29 653     30 034     27 461     28 922     30 034
C        DC36         Waterberg District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                           33 988     36 411     63 268     34 594     35 805     56 782
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                            245 704    304 399     334 265   253 638    295 466    366 959
-----------------------------------------------------------------------------------------------------------------------

                                                                    MUNICIPAL SYSTEMS IMPROVEMENT PROGRAMME
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

LIMPOPO
B       NP03a2        Makhuduthamaga                       4 000        734        734      4 000        734        734
B       NP03a3        Fetakgomo                              734        734        734        734        734        734
B       NP03a4        Greater Marble Hall                    734        734        734        734        734        734
B       NP03a5        Greater Groblersdal                    734        734        734        734        734        734
B       NP03a6        Greater Tubatse                      1 484      1 484      1 484      1 484      1 484      1 484
C        DC47         Greater Sekhukhune District          1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES          8 686      5 420      5 420      8 686      5 420      5 420
-----------------------------------------------------------------------------------------------------------------------
B       NP331         Greater Giyani                         734        734        734        734        734        734
B       NP332         Greater Letaba                         734        734        734        734        734        734
B       NP333         Greater Tzaneen
B       NP334         Ba-Phalaborwa                        1 150      1 000      1 000      1 150      1 000      1 000
B       NP335         Maruleng                               734        734        734        734        734        734
C        DC33         Mopani District Municipality         1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                               4 352      4 202      4 202      4 352      4 202      4 202
-----------------------------------------------------------------------------------------------------------------------
B       NP341         Musina                                            734        734                   734        734
B       NP342         Mutale                                 734        734        734        734        734        734
B       NP343         Thulamela                              734        734        734        734        734        734
B       NP344         Makhado                              1 518      1 300      1 300      1 518      1 300      1 300
C        DC34         Vhembe District Municipality         1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                               3 986      4 502      4 502      3 986      4 502      4 502
-----------------------------------------------------------------------------------------------------------------------
B       NP351         Blouberg                               772        772        772        772        772        772
B       NP352         Aganang                                734        734        734        734        734        734
B       NP353         Molemole                               150        734        734        150        734        734
B       NP354         Polokwane
B       NP355         Lepelle-Nkumpi                         734        734        734        734        734        734
C        DC35         Capricorn District Municipality      1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                            3 390      3 974      3 974      3 390      3 974      3 974
-----------------------------------------------------------------------------------------------------------------------
B       NP361         Thabazimbi                             734        734        734        734        734        734
B       NP362         Lephalale                                         734        734                   734        734
B       NP364         Mookgopong                                        734        734                   734        734
B       NP365         Modimolle                                         734        734                   734        734
B       NP366         Bela Bela                                         734        734                   734        734
B       NP367         Mogalakwena                                       734        734                   734        734
C        DC36         Waterberg District Municipality      1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                            1 734      5 404      5 404      1 734      5 404      5 404
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                             22 148     23 502     23 502     22 148     23 502     23 502
-----------------------------------------------------------------------------------------------------------------------

                                                                              SUB-TOTAL: RECURRENT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

LIMPOPO
B       NP03a2        Makhuduthamaga                       4 500      1 234      1 234      4 500      1 234      1 234
B       NP03a3        Fetakgomo                            1 234      1 234      1 234      1 234      1 234      1 234
B       NP03a4        Greater Marble Hall                  1 234      1 234      1 234      1 234      1 234      1 234
B       NP03a5        Greater Groblersdal                  1 234      1 234        984      1 234      1 234        984
B       NP03a6        Greater Tubatse                      1 984      1 984      1 984      1 984      1 984      1 984
C        DC47         Greater Sekhukhune District         74 793     44 504     39 419     70 416     48 881     44 754
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES         84 979     51 424     46 089     80 602     55 801     51 424
-----------------------------------------------------------------------------------------------------------------------
B       NP331         Greater Giyani                       1 234      1 234      1 234      1 234      1 234      1 234
B       NP332         Greater Letaba                       1 234      1 234      1 234      1 234      1 234      1 234
B       NP333         Greater Tzaneen                        500        500        750        500        500        750
B       NP334         Ba-Phalaborwa                        1 650      1 500      1 500      1 650      1 500      1 500
B       NP335         Maruleng                             1 234      1 234      1 234      1 234      1 234      1 234
C        DC33         Mopani District Municipality        55 788     69 586     70 594     57 782     67 592     79 624
-----------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                              61 640     75 288     76 546     63 634     73 294     85 576
-----------------------------------------------------------------------------------------------------------------------
B       NP341         Musina                                 500      1 234        984        500      1 234        984
B       NP342         Mutale                               1 234      1 234      1 484      1 234      1 234      1 484
B       NP343         Thulamela                            1 234      1 234      1 484      1 234      1 234      1 484
B       NP344         Makhado                              2 018      1 800      1 800      2 018      1 800      1 800
C        DC34         Vhembe District Municipality        42 549     98 100    100 369     49 576     90 073    114 620
-----------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                              47 535    103 602    106 121     54 562     95 575    120 372
-----------------------------------------------------------------------------------------------------------------------
B       NP351         Blouberg                             1 272      1 272      1 272      1 272      1 272      1 272
B       NP352         Aganang                              1 234      1 234        984      1 234      1 234        984
B       NP353         Molemole                               650      1 234      1 234        650      1 234      1 234
B       NP354         Polokwane                           13 400     15 251     17 929     13 863     14 788     22 224
B       NP355         Lepelle-Nkumpi                       1 234      1 234      1 484      1 234      1 234      1 484
C        DC35         Capricorn District Municipality     32 187     47 547     50 685     34 407     45 327     56 955
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                           49 977     67 772     73 588     52 660     65 089     84 153
-----------------------------------------------------------------------------------------------------------------------
B       NP361         Thabazimbi                           1 234      1 234      1 484      1 234      1 234      1 484
B       NP362         Lephalale                            7 758      7 992     34 468      7 633      8 117     27 982
B       NP364         Mookgopong                             500      1 234      1 234        500      1 234      1 234
B       NP365         Modimolle                              500      1 234      1 234        500      1 234      1 234
B       NP366         Bela Bela                              500      1 234      1 234        500      1 234      1 234
B       NP367         Mogalakwena                         27 230     30 887     31 268     27 961     30 156     31 268
C        DC36         Waterberg District Municipality      1 500      1 500      1 750      1 500      1 500      1 750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                           39 222     45 315     72 672     39 828     44 709     66 186
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                            283 352    343 401    375 017    291 286    334 468    407 711
-----------------------------------------------------------------------------------------------------------------------

                                       136

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 2 OF 2

                                                                  WATER SERVICES OPERATING & TRANSFER SUBSIDY
                                                                            (DWAF) SIGNED AGREEMENTS
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B       MP301         Albert Luthuli                                                                              3 997
B       MP302         Msukaligwa
B       MP303         Mkhondo
B       MP304         Pixley Ka Seme
B       MP305         Lekwa
B       MP306         Dipaleseng
B       MP307         Govan Mbeki
C        DC30         Gert Sibande District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                                                                                3 997
-----------------------------------------------------------------------------------------------------------------------
B       MP311         Delmas
B       MP312         Emalahleni
B       MP313         Steve Tshwete
B       MP314         Emakhazeni
B       MP315         Thembisile                                                                                  4 697
B       MP316         Dr JS Moroka                        24 904     31 900     38 035     26 653     30 151     38 035
C        DC31         Nkangala District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                            24 904     31 900     38 035     26 653     30 151     42 732
-----------------------------------------------------------------------------------------------------------------------
B       MP321         Thaba Chweu                                                                                   215
B       MP322         Mbombela                                                                                    6 150
B       MP323         Umjindi
B       MP324         Nkomazi                             30 588     22 697     23 615     28 615     24 670     21 883
B       MP325         Bushbuckridge
C        DC32         Ehlanzeni District Municipality     38 901     43 073     46 806     39 504     42 470     45 884
-----------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                           69 489     65 770     70 421     68 119     67 140     74 132
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                          94 393     97 670    108 456     94 772     97 291    120 861
-----------------------------------------------------------------------------------------------------------------------

                                                                    MUNICIPAL SYSTEMS IMPROVEMENT PROGRAMME
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B       MP301         Albert Luthuli                       1 484      1 484      1 484      1 484      1 484      1 484
B       MP302         Msukaligwa                             734        734        734        734        734        734
B       MP303         Mkhondo                                734        734        734        734        734        734
B       MP304         Pixley Ka Seme                         734        734        734        734        734        734
B       MP305         Lekwa                                  750        750        750        750        750        750
B       MP306         Dipaleseng                             150        734        734        150        734        734
B       MP307         Govan Mbeki                            734        734        734        734        734        734
C        DC30         Gert Sibande District                1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                         6 320      6 904      6 904      6 320      6 904      6 904
-----------------------------------------------------------------------------------------------------------------------
B       MP311         Delmas                                 734        734        734        734        734        734
B       MP312         Emalahleni                             750        750        750        750        750        750
B       MP313         Steve Tshwete                          734        734        734        734        734        734
B       MP314         Emakhazeni                             734        734        734        734        734        734
B       MP315         Thembisile                           1 634      1 634      1 634      1 634      1 634      1 634
B       MP316         Dr JS Moroka                         4 000        734        734      4 000        734        734
C        DC31         Nkangala District                    1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                             9 586      6 320      6 320      9 586      6 320      6 320
-----------------------------------------------------------------------------------------------------------------------
B       MP321         Thaba Chweu                            734        734        734        734        734        734
B       MP322         Mbombela                               734        734        734        734        734        734
B       MP323         Umjindi                              3 000        734        734      3 000        734        734
B       MP324         Nkomazi                              1 484      1 484      1 484      1 484      1 484      1 484
B       MP325         Bushbuckridge                          884        884        884        884        884        884
C        DC32         Ehlanzeni District                   1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                            7 836      5 570      5 570      7 836      5 570      5 570
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                          23 742     18 794     18 794     23 742     18 794     18 794
-----------------------------------------------------------------------------------------------------------------------

                                                                              SUB-TOTAL: RECURRENT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B       MP301         Albert Luthuli                       1 984      1 984      1 984      1 984      1 984      5 981
B       MP302         Msukaligwa                           1 234      1 234      1 234      1 234      1 234      1 234
B       MP303         Mkhondo                              1 234      1 234      1 234      1 234      1 234      1 234
B       MP304         Pixley Ka Seme                       1 234      1 234        984      1 234      1 234        984
B       MP305         Lekwa                                1 250      1 250      1 250      1 250      1 250      1 250
B       MP306         Dipaleseng                             650      1 234      1 234        650      1 234      1 234
B       MP307         Govan Mbeki                          1 234      1 234      1 484      1 234      1 234      1 484
C        DC30         Gert Sibande District                1 500      1 500      1 750      1 500      1 500      1 750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                        10 320     10 904     11 154     10 320     10 904     15 151
-----------------------------------------------------------------------------------------------------------------------
B       MP311         Delmas                               1 234      1 234      1 484      1 234      1 234      1 484
B       MP312         Emalahleni                           1 250      1 250      1 500      1 250      1 250      1 500
B       MP313         Steve Tshwete                        1 234      1 234      1 234      1 234      1 234      1 234
B       MP314         Emakhazeni                           1 234      1 234      1 234      1 234      1 234      1 234
B       MP315         Thembisile                           2 134      2 134      2 134      2 134      2 134      6 831
B       MP316         Dr JS Moroka                        29 404     33 134     39 269     31 153     31 385     39 269
C        DC31         Nkangala District                    1 500      1 500      1 750      1 500      1 500      1 750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                            37 990     41 720     48 605     39 739     39 971     53 302
-----------------------------------------------------------------------------------------------------------------------
B       MP321         Thaba Chweu                          1 234      1 234        984      1 234      1 234      1 199
B       MP322         Mbombela                             1 234      1 234      1 234      1 234      1 234      7 384
B       MP323         Umjindi                              3 500      1 234      1 484      3 500      1 234      1 484
B       MP324         Nkomazi                             32 572     24 681     25 599     30 599     26 654     23 867
B       MP325         Bushbuckridge                        1 384      1 384      1 134      1 384      1 384      1 134
C        DC32         Ehlanzeni District                  40 401     44 573     48 306     41 004     43 970     47 384
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                           80 325     74 340     78 741     78 955     75 710     82 452
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                         128 635    126 964    138 500    129 014    126 585    150 905
-----------------------------------------------------------------------------------------------------------------------

                                       137

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 2 OF 2

                                                                  WATER SERVICES OPERATING & TRANSFER SUBSIDY
                                                                            (DWAF) SIGNED AGREEMENTS
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B       NC451         Moshaweng                            6 936      5 730      6 166      6 635      6 032      5 436
B       NC452         Ga-Segonyana                         4 044      3 624      3 624      3 939      3 729      3 182
B       NC453         Gammagara
C        DC45         Kgalagadi District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                           10 980      9 354      9 790     10 574      9 761      8 618
-----------------------------------------------------------------------------------------------------------------------
B       NC061         Richtersveld
B       NC062         Nama Khoi
B       NC064         Kamiesberg
B       NC065         Hantam
B       NC066         Karoo Hoogland
B       NC067         Khai-Ma
C       DC6           Namakwa District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       NC071         Ubuntu
B       NC072         Umsobomvu
B       NC073         Emthanjeni
B       NC074         Kareeberg
B       NC075         Renosterberg
B       NC076         Thembelihle
B       NC077         Siyathemba
B       NC078         Siyancuma
C       DC7           Karoo District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       NC081         Mier
B       NC082         !Kai! Garib
B       NC083         //Khara Hais
B       NC084         !Kheis
B       NC085         Tsantsabane
B       NC086         Kgatelopele
        DC8           Siyanda District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       NC091         Sol Plaatje
B       NC092         Dikgatlong
B       NC093         Magareng
B       NC094         Phokwane                             5 863      3 454      3 454      5 261      4 056      3 014
C       DC9           Frances Baard District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                        5 863      3 454      3 454      5 261      4 056      3 014
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                       16 843     12 808     13 244     15 835     13 817     11 632
-----------------------------------------------------------------------------------------------------------------------

                                                                    MUNICIPAL SYSTEMS IMPROVEMENT PROGRAMME
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B       NC451         Moshaweng                              150        734        734        150        734        734
B       NC452         Ga-Segonyana                           734        734        734        734        734        734
B       NC453         Gammagara                              150        734        734        150        734        734
C        DC45         Kgalagadi District                   1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                            2 034      3 202      3 202      2 034      3 202      3 202
-----------------------------------------------------------------------------------------------------------------------
B       NC061         Richtersveld                                      734        734                   734        734
B       NC062         Nama Khoi                                         734        734                   734        734
B       NC064         Kamiesberg                             734        734        734        734        734        734
B       NC065         Hantam                                 734        734        734        734        734        734
B       NC066         Karoo Hoogland                         734        734        734        734        734        734
B       NC067         Khai-Ma                                150        734        734        150        734        734
C       DC6           Namakwa District Municipality        1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                              3 352      5 404      5 404      3 352      5 404      5 404
-----------------------------------------------------------------------------------------------------------------------
B       NC071         Ubuntu                                 734        734        734        734        734        734
B       NC072         Umsobomvu                              734        734        734        734        734        734
B       NC073         Emthanjeni                             150        734        734        150        734        734
B       NC074         Kareeberg                              734        734        734        734        734        734
B       NC075         Renosterberg                           734        734        734        734        734        734
B       NC076         Thembelihle                            734        734        734        734        734        734
B       NC077         Siyathemba                                        734        734                   734        734
B       NC078         Siyancuma                              734        734        734        734        734        734
C       DC7           Karoo District Municipality          1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                                5 554      6 872      6 872      5 554      6 872      6 872
-----------------------------------------------------------------------------------------------------------------------
B       NC081         Mier                                   734        734        734        734        734        734
B       NC082         !Kai! Garib                            734        734        734        734        734        734
B       NC083         //Khara Hais                                      734        734                   734        734
B       NC084         !Kheis                                 734        734        734        734        734        734
B       NC085         Tsantsabane                          4 000      1 000      1 000      4 000      1 000      1 000
B       NC086         Kgatelopele                                       734        734                   734        734
        DC8           Siyanda District Municipality        1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                              7 202      5 670      5 670      7 202      5 670      5 670
-----------------------------------------------------------------------------------------------------------------------
B       NC091         Sol Plaatje                            150        734        734        150        734        734
B       NC092         Dikgatlong                             734        734        734        734        734        734
B       NC093         Magareng                               150        734        734        150        734        734
B       NC094         Phokwane                               734        734        734        734        734        734
C       DC9           Frances Baard District               1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                        2 768      3 936      3 936      2 768      3 936      3 936
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                       20 910     25 084     25 084     20 910     25 084     25 084
-----------------------------------------------------------------------------------------------------------------------

                                                                              SUB-TOTAL: RECURRENT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B       NC451         Moshaweng                            7 586      6 964      7 400      7 285      7 266      6 670
B       NC452         Ga-Segonyana                         5 278      4 858      4 858      5 173      4 963      4 416
B       NC453         Gammagara                              650      1 234        984        650      1 234        984
C        DC45         Kgalagadi District                   1 500      1 500      1 500      1 500      1 500      1 500
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                           15 014     14 556     14 742     14 608     14 963     13 570
-----------------------------------------------------------------------------------------------------------------------
B       NC061         Richtersveld                           500      1 234      1 234        500      1 234      1 234
B       NC062         Nama Khoi                              500      1 234      1 234        500      1 234      1 234
B       NC064         Kamiesberg                           1 234      1 234      1 234      1 234      1 234      1 234
B       NC065         Hantam                               1 234      1 234      1 234      1 234      1 234      1 234
B       NC066         Karoo Hoogland                       1 234      1 234      1 484      1 234      1 234      1 484
B       NC067         Khai-Ma                                650      1 234      1 234        650      1 234      1 234
C       DC6           Namakwa District Municipality        1 500      1 500      1 500      1 500      1 500      1 500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                              6 852      8 904      9 154      6 852      8 904      9 154
-----------------------------------------------------------------------------------------------------------------------
B       NC071         Ubuntu                               1 234      1 234      1 234      1 234      1 234      1 234
B       NC072         Umsobomvu                            1 234      1 234        984      1 234      1 234        984
B       NC073         Emthanjeni                             650      1 234      1 234        650      1 234      1 234
B       NC074         Kareeberg                            1 234      1 234        984      1 234      1 234        984
B       NC075         Renosterberg                         1 234      1 234      1 234      1 234      1 234      1 234
B       NC076         Thembelihle                          1 234      1 234      1 234      1 234      1 234      1 234
B       NC077         Siyathemba                             500      1 234      1 234        500      1 234      1 234
B       NC078         Siyancuma                            1 234      1 234      1 234      1 234      1 234      1 234
C       DC7           Karoo District Municipality          1 500      1 500      1 750      1 500      1 500      1 750
-----------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                               10 054     11 372     11 122     10 054     11 372     11 122
-----------------------------------------------------------------------------------------------------------------------
B       NC081         Mier                                 1 234      1 234      1 234      1 234      1 234      1 234
B       NC082         !Kai! Garib                          1 234      1 234      1 234      1 234      1 234      1 234
B       NC083         //Khara Hais                           500      1 234      1 484        500      1 234      1 484
B       NC084         !Kheis                               1 234      1 234      1 234      1 234      1 234      1 234
B       NC085         Tsantsabane                          4 500      1 500      1 500      4 500      1 500      1 500
B       NC086         Kgatelopele                            500      1 234      1 484        500      1 234      1 484
        DC8           Siyanda District Municipality        1 500      1 500      1 500      1 500      1 500      1 500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                             10 702      9 170      9 670     10 702      9 170      9 670
-----------------------------------------------------------------------------------------------------------------------
B       NC091         Sol Plaatje                            650      1 234      1 484        650      1 234      1 484
B       NC092         Dikgatlong                           1 234      1 234        984      1 234      1 234        984
B       NC093         Magareng                               650      1 234        984        650      1 234        984
B       NC094         Phokwane                             7 097      4 688      4 938      6 495      5 290      4 498
C       DC9           Frances Baard District               1 500      1 500      1 750      1 500      1 500      1 750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                       11 131      9 890     10 140     10 529     10 492      9 700
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                       53 753     53 892     54 828     52 745     54 901     53 216
-----------------------------------------------------------------------------------------------------------------------

                                       138

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 2 OF 2

                                                                  WATER SERVICES OPERATING & TRANSFER SUBSIDY
                                                                            (DWAF) SIGNED AGREEMENTS
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

NORTH WEST

B       NW371         Moretele                                                                                    2 204
B       NW372         Madibeng                            12 860     10 146     10 755     12 182     10 825      9 948
B       NW373         Rustenburg                                                                                  1 217
B       NW374         Kgetlengrivier
B       NW375         Moses Kotane                                                                                5 279
C        DC37         Bojanala Platinum District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                   12 860     10 146     10 755     12 182     10 825     18 648
-----------------------------------------------------------------------------------------------------------------------
B       NW381         Ratlou
B       NW382         Tswaing
B       NW383         Mafikeng
B       NW384         Ditsobotla
B       NW385         Zeerust
C        DC38         Central District Municipality                                                               6 707
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                                                                                     6 707
-----------------------------------------------------------------------------------------------------------------------
B       NW391         Kagisano
B       NW392         Naledi
B       NW393         Mamusa
B       NW394         Greater Taung
B       NW395         Molopo
B       NW396         Lekwa-Teemane
C        DC39         Bophirima District                                                                          2 926
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                                                                                   2 926
-----------------------------------------------------------------------------------------------------------------------
B       NW401         Ventersdorp
B       NW402         Potchefstroom
B       NW403         Klerksdorp
B       NW404         Maquassi Hills
B       NW405         Merafong City
C        DC40         Southern District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                          12 860     10 146     10 755     12 182     10 825     28 281
-----------------------------------------------------------------------------------------------------------------------

                                                                    MUNICIPAL SYSTEMS IMPROVEMENT PROGRAMME
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

NORTH WEST

B       NW371         Moretele                             4 000      1 076      1 076      4 000      1 076      1 076
B       NW372         Madibeng                                          734        734                   734        734
B       NW373         Rustenburg
B       NW374         Kgetlengrivier                                    734        734                   734        734
B       NW375         Moses Kotane                           734        734        734        734        734        734
C        DC37         Bojanala Platinum District           1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                    5 734      4 278      4 278      5 734      4 278      4 278
-----------------------------------------------------------------------------------------------------------------------
B       NW381         Ratlou                                 734        734        734        734        734        734
B       NW382         Tswaing                                734        734        734        734        734        734
B       NW383         Mafikeng                             4 000      1 000      1 000      4 000      1 000      1 000
B       NW384         Ditsobotla                             734        734        734        734        734        734
B       NW385         Zeerust                                734        734        734        734        734        734
C        DC38         Central District Municipality        1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                              7 936      4 936      4 936      7 936      4 936      4 936
-----------------------------------------------------------------------------------------------------------------------
B       NW391         Kagisano                               734        734        734        734        734        734
B       NW392         Naledi                                 734        734        734        734        734        734
B       NW393         Mamusa                                 734        734        734        734        734        734
B       NW394         Greater Taung                          734        734        734        734        734        734
B       NW395         Molopo                                 734        734        734        734        734        734
B       NW396         Lekwa-Teemane                          734        734        734        734        734        734
C        DC39         Bophirima District                   1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                            5 404      5 404      5 404      5 404      5 404      5 404
-----------------------------------------------------------------------------------------------------------------------
B       NW401         Ventersdorp                            734        734        734        734        734        734
B       NW402         Potchefstroom
B       NW403         Klerksdorp
B       NW404         Maquassi Hills                                    734        734                   734        734
B       NW405         Merafong City                          734        734        734        734        734        734
C        DC40         Southern District Municipality       1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                             2 468      3 202      3 202      2 468      3 202      3 202
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                          21 542     17 820     17 820     21 542     17 820     17 820
-----------------------------------------------------------------------------------------------------------------------

                                                                              SUB-TOTAL: RECURRENT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

NORTH WEST

B       NW371         Moretele                             4 500      1 576      1 576      4 500      1 576      3 780
B       NW372         Madibeng                            13 360     11 380     12 239     12 682     12 059     11 432
B       NW373         Rustenburg                             500        500        500        500        500      1 717
B       NW374         Kgetlengrivier                         500      1 234        984        500      1 234        984
B       NW375         Moses Kotane                         1 234      1 234      1 234      1 234      1 234      6 513
C        DC37         Bojanala Platinum District           1 500      1 500      1 500      1 500      1 500      1 500
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                   21 594     17 424     18 033     20 916     18 103     25 926
-----------------------------------------------------------------------------------------------------------------------
B       NW381         Ratlou                               1 234      1 234      1 234      1 234      1 234      1 234
B       NW382         Tswaing                              1 234      1 234      1 234      1 234      1 234      1 234
B       NW383         Mafikeng                             4 500      1 500      1 500      4 500      1 500      1 500
B       NW384         Ditsobotla                           1 234      1 234      1 234      1 234      1 234      1 234
B       NW385         Zeerust                              1 234      1 234        984      1 234      1 234        984
C        DC38         Central District Municipality        1 500      1 500      1 250      1 500      1 500      7 957
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                             10 936      7 936      7 436     10 936      7 936     14 143
-----------------------------------------------------------------------------------------------------------------------
B       NW391         Kagisano                             1 234      1 234      1 234      1 234      1 234      1 234
B       NW392         Naledi                               1 234      1 234        984      1 234      1 234        984
B       NW393         Mamusa                               1 234      1 234      1 234      1 234      1 234      1 234
B       NW394         Greater Taung                        1 234      1 234      1 234      1 234      1 234      1 234
B       NW395         Molopo                               1 234      1 234        984      1 234      1 234        984
B       NW396         Lekwa-Teemane                        1 234      1 234        984      1 234      1 234        984
C        DC39         Bophirima District                   1 500      1 500      1 500      1 500      1 500      4 426
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                            8 904      8 904      8 154      8 904      8 904     11 080
-----------------------------------------------------------------------------------------------------------------------
B       NW401         Ventersdorp                          1 234      1 234      1 234      1 234      1 234      1 234
B       NW402         Potchefstroom                          500        500        500        500        500        500
B       NW403         Klerksdorp                             500        500        500        500        500        500
B       NW404         Maquassi Hills                         500      1 234      1 484        500      1 234      1 484
B       NW405         Merafong City                        1 234      1 234      1 234      1 234      1 234      1 234
C        DC40         Southern District Municipality       1 500      1 500      1 500      1 500      1 500      1 500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                             5 468      6 202      6 452      5 468      6 202      6 452
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                          46 902     40 466     40 075     46 224     41 145     57 601
-----------------------------------------------------------------------------------------------------------------------

                                       139

                                  APPENDIX E3:
         SPECIFIC PURPOSE RECURRENT GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 6) 2 OF 2

                                                                  WATER SERVICES OPERATING & TRANSFER SUBSIDY
                                                                            (DWAF) SIGNED AGREEMENTS
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A                     City of Cape Town
-----------------------------------------------------------------------------------------------------------------------
B       WC011         Matzikama
B       WC012         Cederberg                            1 173        350        396        968        556        358
B       WC013         Bergrivier
B       WC014         Saldanha Bay
B       WC015         Swartland
C       DC1           West Coast District                    741        550        620        713        578        586
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES                           1 914        900      1 016      1 681      1 134        944
-----------------------------------------------------------------------------------------------------------------------
B       WC022         Witzenberg
B       WC023         Drakenstein
B       WC024         Stellenbosch
B       WC025         Breede Valley
B       WC026         Breede River Winelands
C       DC2           Cape Winelands District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       WC031         Theewaterskloof
B       WC032         Overstrand
B       WC033         Cape Agulhas
B       WC034         Swellendam
C       DC3           Overberg District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------
B       WC041         Kannaland
B       WC042         Hessequa
B       WC043         Mossel Bay
B       WC044         George
B       WC045         Oudtshoorn                           4 636      3 440      3 883      4 337      3 739      3 514
B       WC047         Bitou
B       WC048         Knysna
C       DC4           Eden District Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                                 4 636      3 440      3 883      4 337      3 739      3 514
-----------------------------------------------------------------------------------------------------------------------
B       WC051         Laingsburg
B       WC052         Prince Albert
B       WC053         Beaufort West
C       DC5           Central Karoo District
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROOMUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                         6 550      4 340      4 899      6 018      4 873      4 458
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                           500 000    550 000    600 000    505 681    545 328    670 915
-----------------------------------------------------------------------------------------------------------------------

                                                                    MUNICIPAL SYSTEMS IMPROVEMENT PROGRAMME
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A                     City of Cape Town
-----------------------------------------------------------------------------------------------------------------------
B       WC011         Matzikama                              734        734        734        734        734        734
B       WC012         Cederberg                            4 000      1 000      1 000      4 000      1 000      1 000
B       WC013         Bergrivier                                        734        734                   734        734
B       WC014         Saldanha Bay
B       WC015         Swartland                                         734        734                   734        734
C       DC1           West Coast District                  1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES                           5 734      4 202      4 202      5 734      4 202      4 202
-----------------------------------------------------------------------------------------------------------------------
B       WC022         Witzenberg                             734        734        734        734        734        734
B       WC023         Drakenstein                                       734        734                   734        734
B       WC024         Stellenbosch
B       WC025         Breede Valley                          150        150        150        150        150        150
B       WC026         Breede River Winelands                 734        734        734        734        734        734
C       DC2           Cape Winelands District              1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                               2 618      3 352      3 352      2 618      3 352      3 352
-----------------------------------------------------------------------------------------------------------------------
B       WC031         Theewaterskloof                        734        734        734        734        734        734
B       WC032         Overstrand                                        150        150                   150        150
B       WC033         Cape Agulhas                                      734        734                   734        734
B       WC034         Swellendam                                        734        734                   734        734
C       DC3           Overberg District Municipality       1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                             1 734      3 352      3 352      1 734      3 352      3 352
-----------------------------------------------------------------------------------------------------------------------
B       WC041         Kannaland                            2 884      2 884      2 884      2 884      2 884      2 884
B       WC042         Hessequa
B       WC043         Mossel Bay
B       WC044         George                                            150        150                   150        150
B       WC045         Oudtshoorn                                      1 000      1 000                 1 000      1 000
B       WC047         Bitou
B       WC048         Knysna                                 150        150        150        150        150        150
C       DC4           Eden District Municipality           1 000      1 000      1 000      1 000      1 000      1 000
-----------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                                 4 034      5 184      5 184      4 034      5 184      5 184
-----------------------------------------------------------------------------------------------------------------------
B       WC051         Laingsburg                             734        734        734        734        734        734
B       WC052         Prince Albert                          734        734        734        734        734        734
B       WC053         Beaufort West                          734        734        734        734        734        734
C       DC5           Central Karoo District               1 000      1 000      1 000      1 000      1 000      1 000
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROOMUNICIPALITIES                         3 202      3 202      3 202      3 202      3 202      3 202
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                        17 322     19 292     19 292     17 322     19 292     19 292
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                           200 000    200 000    200 000    200 000    200 000    200 000
-----------------------------------------------------------------------------------------------------------------------

                                                                              SUB-TOTAL: RECURRENT
                                                         --------------------------------------------------------------
                                                            NATIONAL FINANCIAL YEAR         MUNICIPAL FINANCIAL YEAR
                                                         --------------------------------------------------------------
                                                         2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
-----------------------------------------------------------------------------------------------------------------------
    NUMBER            MUNICIPALITY                       (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-----------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A                     City of Cape Town                   75 500    100 500        750     75 500    100 500      750
-----------------------------------------------------------------------------------------------------------------------
B       WC011         Matzikama                            1 234      1 234      1 234      1 234      1 234      1 234
B       WC012         Cederberg                            5 673      1 850      2 146      5 468      2 056      2 108
B       WC013         Bergrivier                             500      1 234      1 484        500      1 234      1 484
B       WC014         Saldanha Bay                           500        500        750        500        500        750
B       WC015         Swartland                              500      1 234      1 484        500      1 234      1 484
C       DC1           West Coast District                  2 241      2 050      2 370      2 213      2 078      2 336
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES                          10 648      8 102      9 468     10 415      8 336      9 396
-----------------------------------------------------------------------------------------------------------------------
B       WC022         Witzenberg                             234      1 234      1 234      1 234      1 234      1 234
B       WC023         Drakenstein                            500      1 234        984        500      1 234        984
B       WC024         Stellenbosch                           500        500        500        500        500        500
B       WC025         Breede Valley                          650        650        650        650        650        650
B       WC026         Breede River Winelands               1 234      1 234      1 234      1 234      1 234      1 234
C       DC2           Cape Winelands District              2 000      2 000      1 750      2 000      2 000      1 750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                               6 118      6 852      6 352      6 118      6 852      6 352
-----------------------------------------------------------------------------------------------------------------------
B       WC031         Theewaterskloof                      1 234      1 234      1 234      1 234      1 234      1 234
B       WC032         Overstrand                             500        650        650        500        650        650
B       WC033         Cape Agulhas                           500      1 234      1 234        500      1 234      1 234
B       WC034         Swellendam                             500      1 234      1 234        500      1 234      1 234
C       DC3           Overberg District Municipality       1 500      1 500      1 500      1 500      1 500      1 500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                             4 234      5 852      5 852      4 234      5 852      5 852
-----------------------------------------------------------------------------------------------------------------------
B       WC041         Kannaland                            3 384      3 384      3 134      3 384      3 384      3 134
B       WC042         Hessequa                               500        500        500        500        500        500
B       WC043         Mossel Bay                             500        500        500        500        500        500
B       WC044         George                                 500        650        900        500        650        900
B       WC045         Oudtshoorn                           5 136      4 940      5 383      4 837      5 239      5 014
B       WC047         Bitou                                  500        500        500        500        500        500
B       WC048         Knysna                                 650        650        900        650        650        900
C       DC4           Eden District Municipality           1 750      1 750      1 500      1 750      1 750      1 500
-----------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                                12 920     12 874     13 317     12 621     13 173     12 948
-----------------------------------------------------------------------------------------------------------------------
B       WC051         Laingsburg                           1 234      1 234      1 234      1 234      1 234      1 234
B       WC052         Prince Albert                        1 234      1 234        984      1 234      1 234        984
B       WC053         Beaufort West                        1 234      1 234      1 234      1 234      1 234      1 234
C       DC5           Central Karoo District               1 500      1 500      1 750      1 500      1 500      1 750
                      Municipality
-----------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROOMUNICIPALITIES                         5 202      5 202      5 202      5 202      5 202      5 202
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                       114 622    139 382     40 941    114 090    139 915     40 500
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                         1 195 250  1 245 250    950 000  1 200 931  1 240 578  1 020 915
-----------------------------------------------------------------------------------------------------------------------

                                       140

                                  APPENDIX E4:

      INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES (SCHEDULE 4 AND 6)

                     (NATIONAL AND MUNICIPAL FINANCIAL YEAR)

                                       141

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 4 AND 6)

                                                    -----------------------------------------------------------------
                                                                  MUNICIPAL INFRASTRUCTURE GRANT (MIG)
                                                    -----------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR           MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07    2007/08     2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A                   Nelson Mandela                   179 125    234 209    127 199    192 896     207 456      95 399
---------------------------------------------------------------------------------------------------------------------
B          EC101    Camdeboo                           8 050      2 528      3 123      6 669       2 677       2 342
B          EC102    Blue Crane Route                  10 562     10 033      5 385     10 430       8 871       4 039
B          EC103    Ikwezi                             6 269      9 012      1 447      6 955       7 121       1 086
B          EC104    Makana                            14 846     15 817     10 891     15 089      14 585       8 169
B          EC105    Ndlambe                            7 047      7 919      9 783      7 265       8 385       7 337
B          EC106    Sundays River Valley              16 742     11 902      8 526     15 532      11 058       6 395
B          EC107    Baviaans                          13 027     17 152      1 619     14 058      13 269       1 215
B          EC108    Kouga                             16 410     21 873     10 112     17 776      18 933       7 584
B          EC109    Koukamma                           3 736      3 333      4 118      3 636       3 529       3 088
C           DC10    Cacadu District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES                          96 689     99 570     55 004     97 409      88 428      41 253
---------------------------------------------------------------------------------------------------------------------
B          EC121    Mbhashe                           11 490     12 912     15 950     11 846      13 671      11 963
B          EC122    Mnquma                            16 444     18 479     22 827     16 953      19 566      17 120
B          EC123    Great Kei                          2 521      2 833      3 499      2 599       2 999       2 624
B          EC124    Amahlathi                          7 234      8 129     10 042      7 458       8 607       7 531
B          EC125    Buffalo City                      97 156    109 176    134 867    100 161     115 599     101 151
B          EC126    Ngqushwa                           4 821      5 418      6 693      4 971       5 737       5 020
B          EC127    Nkonkobe                           6 724      7 555      9 333      6 932       8 000       7 000
B          EC128    Nxuba                                                    2 176                    544       1 632
C           DC12    Amatole District Municipality    142 742    171 329    187 688    149 889     175 419     140 766
---------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                        289 133    335 831    393 076    300 808     350 142     294 807
---------------------------------------------------------------------------------------------------------------------
B          EC131    Inxuba Yethemba                    2 097      2 357      2 911      2 162       2 495       2 183
B          EC132    Tsolwana                                                 2 153                    538       1 615
B          EC133    Inkwanca
B          EC134    Lukhanji                           8 776      9 862     12 183      9 048      10 442       9 137
B          EC135    Intsika Yethu                      8 542      9 599     11 858      8 807      10 164       8 894
B          EC136    Emalahleni                         5 662      6 362      7 859      5 837       6 736       5 894
B          EC137    Engcobo                            6 692      7 520      9 290      6 899       7 963       6 968
B          EC138    Sakhisizwe                         3 180      3 574      4 415      3 279       3 784       3 311
C           DC13    Chris Hani District              129 964    159 373    168 064    137 316     161 545     126 048
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                     164 914    198 647    218 733    173 347     203 668     164 049
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                             PUBLIC TRANSPORT INFRASTRUCTURE SYSTEMS (PTIF)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A                   Nelson Mandela                   69 000     77 000                69 000      77 000
---------------------------------------------------------------------------------------------------------------------
B          EC101    Camdeboo
B          EC102    Blue Crane Route
B          EC103    Ikwezi
B          EC104    Makana
B          EC105    Ndlambe
B          EC106    Sundays River Valley
B          EC107    Baviaans
B          EC108    Kouga
B          EC109    Koukamma
C           DC10    Cacadu District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          EC121    Mbhashe
B          EC122    Mnquma
B          EC123    Great Kei
B          EC124    Amahlathi
B          EC125    Buffalo City
B          EC126    Ngqushwa
B          EC127    Nkonkobe
B          EC128    Nxuba
C           DC12    Amatole District Municipality               21 000                            21 000
---------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                                   21 000                            21 000
---------------------------------------------------------------------------------------------------------------------
B          EC131    Inxuba Yethemba
B          EC132    Tsolwana
B          EC133    Inkwanca
B          EC134    Lukhanji
B          EC135    Intsika Yethu
B          EC136    Emalahleni
B          EC137    Engcobo
B          EC138    Sakhisizwe
C           DC13    Chris Hani District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------

                                       142

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 4 AND 6)

                                                   ------------------------------------------------------------------
                                                                  MUNICIPAL INFRASTRUCTURE GRANT (MIG)
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

B          EC141    Elundini                           9 055      9 928      9 793      9 273       9 894       7 345
B          EC142    Senqu                              7 328      8 234     10 172      7 554       8 719       7 629
B          EC143    Maletswai                          2 830      3 180      3 928      2 917       3 367       2 946
B          EC144    Gariep                                                   2 330                    583       1 748
C           DC14    Ukhahlamba District               69 739     93 384     82 547     75 650      90 674      61 910
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                      88 951    114 726    108 771     95 395     113 237      81 578
---------------------------------------------------------------------------------------------------------------------
B          EC151    Mbizana                           10 047     11 290     13 947     10 358      11 955      10 460
B          EC152    Ntabankulu                         5 853      6 577      8 125      6 034       6 964       6 094
B          EC153    Qaukeni                           10 947     12 301     15 196     11 286      13 025      11 397
B          EC154    Port St Johns                      6 106      6 862      8 476      6 295       7 265       6 357
B          EC155    Nyandeni                          11 474     12 893     15 927     11 829      13 652      11 945
B          EC156    Mhlontlo                           9 573     10 757     13 289      9 869      11 390       9 966
B          EC157    King Sabata Dalindyebo            17 266     19 402     23 968     17 800      20 544      17 976
C           DC15    O.R. Tambo District              295 864    333 918    407 093    305 377     352 212     305 320
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                     367 130    414 001    506 022    378 848     437 006     379 516
---------------------------------------------------------------------------------------------------------------------
B          EC05b2   Umzimvubu                         30 755     34 560     42 692     31 706      36 593      32 019
B          EC05b3   Matatiele                         10 136     11 390     14 071     10 450      12 060      10 553
C           DC44    Alfred Nzo District               61 423     69 951     82 487     63 555      73 085      61 866
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                     102 314    115 901    139 250    105 711     121 739     104 438
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                 1 288 257  1 512 884  1 548 054  1 344 414   1 521 676   1 161 041
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                             PUBLIC TRANSPORT INFRASTRUCTURE SYSTEMS (PTIF)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

B          EC141    Elundini
B          EC142    Senqu
B          EC143    Maletswai
B          EC144    Gariep
C           DC14    Ukhahlamba District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          EC151    Mbizana
B          EC152    Ntabankulu
B          EC153    Qaukeni
B          EC154    Port St Johns
B          EC155    Nyandeni
B          EC156    Mhlontlo
B          EC157    King Sabata Dalindyebo                        9 000                             9 000
C           DC15    O.R. Tambo District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                                  9 000                             9 000
---------------------------------------------------------------------------------------------------------------------
B          EC05b2   Umzimvubu
B          EC05b3   Matatiele
C           DC44    Alfred Nzo District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                    69 000    107 000                69 000     107 000
---------------------------------------------------------------------------------------------------------------------

                                       143

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 4 AND 6)

                                                   ------------------------------------------------------------------
                                                                  MUNICIPAL INFRASTRUCTURE GRANT (MIG)
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

FREE STATE

B          FS161    Letsemeng                          9 542     12 345      7 260     10 243      11 074       5 445
B          FS162    Kopanong                          20 473     18 551      7 962     19 992      15 904       5 972
B          FS163    Mohokare                          12 731     17 561      5 665     13 939      14 587       4 249
C           DC16    Xhariep District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES                         42 746     48 457     20 887     44 174      41 565      15 666
---------------------------------------------------------------------------------------------------------------------
B          FS171    Naledi                             7 634      3 920      4 842      6 705       4 151       3 632
B          FS172    Mangaung                          86 956     95 466    117 931     89 084     101 083      88 449
B          FS173    Mantsopa                          23 646     35 203      9 976     26 535      28 896       7 482
C           DC17    Motheo District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                         118 235    134 590    132 750    122 324     134 130      99 562
---------------------------------------------------------------------------------------------------------------------
B          FS181    Masilonyana                       39 744     45 570     14 469     41 201      37 795      10 852
B          FS182    Tokologo                          10 381     22 433      7 048     13 394      18 587       5 286
B          FS183    Tswelopele                        15 085     32 072     11 310     19 332      26 881       8 483
B          FS184    Matjhabeng                        83 733    124 353     94 575     93 888     116 908      70 931
B          FS185    Nala                              26 185     47 484     23 589     31 510      41 510      17 692
C           DC18    Lejweleputswa District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                  175 128    271 911    150 992    199 324     241 681     113 244
---------------------------------------------------------------------------------------------------------------------
B          FS191    Setsoto                           31 926     50 990     33 899     36 692      46 717      25 425
B          FS192    Dihlabeng                         20 399     32 117     21 806     23 328      29 539      16 354
B          FS193    Nketoana                          15 253     19 326     13 113     16 272      17 773       9 835
B          FS194    Maluti-a-Phofung                  50 946     57 249     70 721     52 522      60 617      53 041
B          FS195    Phumelela                         16 382     22 003      9 481     17 788      18 873       7 111
C           DC19    Thabo Mofutsanyana District       20 447     22 977     28 384     21 080      24 329      21 288
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES             155 354    204 662    177 404    167 681     197 847     133 053
---------------------------------------------------------------------------------------------------------------------
B          FS201    Moqhaka                           19 082     30 323     19 433     21 892      27 601      14 575
B          FS203    Ngwathe                           22 894     39 079     21 172     26 940      34 602      15 879
B          FS204    Metsimaholo                       16 631     19 650     19 541     17 386      19 623      14 656
B          FS205    Mafube                            13 826     18 272      9 101     14 937      15 979       6 825
C           DC20    Fezile Dabi District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                     72 433    107 324     69 247     81 156      97 805      51 935
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                     563 896    766 944    551 280    614 658     713 028     413 460
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                             PUBLIC TRANSPORT INFRASTRUCTURE SYSTEMS (PTIF)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

FREE STATE

B          FS161    Letsemeng
B          FS162    Kopanong
B          FS163    Mohokare
C           DC16    Xhariep District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          FS171    Naledi
B          FS172    Mangaung                          29 500      5 000                29 500       5 000
B          FS173    Mantsopa
C           DC17    Motheo District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                          29 500      5 000                29 500       5 000
---------------------------------------------------------------------------------------------------------------------
B          FS181    Masilonyana
B          FS182    Tokologo
B          FS183    Tswelopele
B          FS184    Matjhabeng
B          FS185    Nala
C           DC18    Lejweleputswa District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          FS191    Setsoto
B          FS192    Dihlabeng
B          FS193    Nketoana
B          FS194    Maluti-a-Phofung
B          FS195    Phumelela
C           DC19    Thabo Mofutsanyana District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          FS201    Moqhaka
B          FS203    Ngwathe
B          FS204    Metsimaholo
B          FS205    Mafube
C           DC20    Fezile Dabi District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                      29 500      5 000                29 500       5 000
---------------------------------------------------------------------------------------------------------------------

                                       144

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 4 AND 6)

                                                   ------------------------------------------------------------------
                                                                  MUNICIPAL INFRASTRUCTURE GRANT (MIG)
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

GAUTENG

A                   Ekurhuleni                       256 006    287 679    355 375    263 924     304 603     266 531
A                   City of Johannesburg             284 522    319 722    394 959    293 322     338 531     296 219
A                   City of Tshwane                  200 697    221 684    271 379    205 944     234 108     203 535
---------------------------------------------------------------------------------------------------------------------
B           GT02b1  Nokeng tsa Taemane                 6 145      6 905      8 530      6 335       7 311       6 398
B           GT02b2  Kungwini                          13 018     14 629     18 071     13 421      15 489      13 553
C            DC46   Metsweding District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                      19 163     21 534     26 601     19 756      22 801      19 951
---------------------------------------------------------------------------------------------------------------------
B           GT421   Emfuleni                          57 074     63 891     72 008     58 778      65 920      54 006
B           GT422   Midvaal                            7 217      8 110     10 018      7 440       8 587       7 514
B           GT423   Lesedi                            10 504      8 252     10 194      9 941       8 738       7 646
C            DC42   Sedibeng District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                        74 794     80 253     92 221     76 159      83 245      69 166
---------------------------------------------------------------------------------------------------------------------
B           GT481   Mogale City                       28 998     32 585     40 253     29 895      34 502      30 190
B           GT482   Randfontein                       10 967     12 324     15 224     11 307      13 049      11 418
B           GT483   Westonaria                        23 406     23 211     28 673     23 357      24 577      21 505
C            DC48   West Rand District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                       63 371     68 120     84 150     64 558      72 128      63 113
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                        898 554    998 992  1 224 685    923 663   1 055 416     918 514
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                             PUBLIC TRANSPORT INFRASTRUCTURE SYSTEMS (PTIF)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

GAUTENG

A                   Ekurhuleni                        27 700     13 000                27 700      13 000
A                   City of Johannesburg             184 000    234 000     90 000    184 000     234 000      90 000
A                   City of Tshwane                   11 000                           11 000
---------------------------------------------------------------------------------------------------------------------
B           GT02b1  Nokeng tsa Taemane
B           GT02b2  Kungwini
C            DC46   Metsweding District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B           GT421   Emfuleni
B           GT422   Midvaal
B           GT423   Lesedi
C            DC42   Sedibeng District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B           GT481   Mogale City
B           GT482   Randfontein
B           GT483   Westonaria
C            DC48   West Rand District Municipality    1 500                            1 500
---------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                        1 500                            1 500
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                        224 200    247 000     90 000    224 200     247 000      90 000
---------------------------------------------------------------------------------------------------------------------

                                       145

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 4 AND 6)

                                                   ------------------------------------------------------------------
                                                                  MUNICIPAL INFRASTRUCTURE GRANT (MIG)
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------
1

KWAZULU-NATAL

A                   eThekwini                        304 940    342 666    423 301    314 371     362 825     317 476
---------------------------------------------------------------------------------------------------------------------
B          KZ211    Vulamehlo                          3 222      3 620      4 472      3 321       3 833       3 354
B          KZ212    Umdoni                             3 008      3 380      4 175      3 101       3 579       3 131
B          KZ213    Umzumbe                            7 993      8 982     11 096      8 241       9 511       8 322
B          KZ214    uMuziwabantu                       3 908      4 392      5 425      4 029       4 650       4 069
B          KZ215    Ezinqolweni                        2 192      2 463      3 043      2 260       2 608       2 282
B          KZ216    Hibiscus Coast                     8 304      9 332     11 527      8 561       9 880       8 646
C           DC21    Ugu District Municipality        100 360    112 777    139 315    103 465     119 411     104 486
---------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                            128 987    144 945    179 054    132 977     153 472     134 290
---------------------------------------------------------------------------------------------------------------------
B          KZ221    uMshwathi                          3 927      4 413      5 451      4 048       4 672       4 088
B          KZ222    uMngeni                            3 144      3 533      4 365      3 242       3 741       3 274
B          KZ223    Mooi Mpofana                                             2 175                    544       1 632
B          KZ224    Impendle
B          KZ225    Msunduzi                          51 646     58 036     71 693     53 244      61 450      53 770
B          KZ226    Mkhambathini                                  2 045      2 526        511       2 165       1 894
B          KZ227    Richmond                           3 210      3 607      4 456      3 309       3 820       3 342
C           DC22    uMgungundlovu District            38 847     41 608     49 224     39 537      43 512      36 918
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                  100 775    113 242    139 890    103 892     119 904     104 918
---------------------------------------------------------------------------------------------------------------------
B          KZ232    Emnambithi/Ladysmith               8 294      9 320     11 513      8 551       9 869       8 635
B          KZ233    Indaka                             4 613      5 183      6 403      4 755       5 488       4 802
B          KZ234    Umtshezi                                      2 167      2 676        542       2 294       2 007
B          KZ235    Okhahlamba                         5 634      6 331      7 821      5 808       6 703       5 866
B          KZ236    Imbabazane                         4 832      5 430      6 707      4 981       5 749       5 030
C           DC23    Uthukela District Municipality    63 988     69 738     86 149     65 426      73 841      64 612
---------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                         87 361     98 169    121 270     90 063     103 944      90 952
---------------------------------------------------------------------------------------------------------------------
B          KZ241    Endumeni                                      2 041      2 522        510       2 161       1 891
B          KZ242    Nquthu                             6 435      7 231      8 932      6 634       7 656       6 699
B          KZ244    Msinga                             6 847      7 694      9 505      7 059       8 147       7 129
B          KZ245    Umvoti                             3 738      4 201      5 189      3 854       4 448       3 892
C           DC24    Umzinyathi District               68 985     75 478     93 239     70 608      79 918      69 929
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                      86 005     96 645    119 387     88 665     102 331      89 540
---------------------------------------------------------------------------------------------------------------------
B          KZ252    Newcastle                         29 249     32 868     40 602     30 154      34 801      30 452
B          KZ253    Utrecht
B          KZ254    Dannhauser                         3 998      4 492      5 549      4 121       4 757       4 162
C           DC25    Amajuba District Municipality     16 212     18 218     22 505     16 714      19 290      16 879
---------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                         49 459     55 578     68 657     50 989      58 848      51 492
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                             PUBLIC TRANSPORT INFRASTRUCTURE SYSTEMS (PTIF)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A                   eThekwini                         11 800     45 000     58 000     11 800      45 000      58 000
---------------------------------------------------------------------------------------------------------------------
B          KZ211    Vulamehlo
B          KZ212    Umdoni
B          KZ213    Umzumbe
B          KZ214    uMuziwabantu
B          KZ215    Ezinqolweni
B          KZ216    Hibiscus Coast
C           DC21    Ugu District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          KZ221    uMshwathi
B          KZ222    uMngeni
B          KZ223    Mooi Mpofana
B          KZ224    Impendle
B          KZ225    Msunduzi
B          KZ226    Mkhambathini
B          KZ227    Richmond
C           DC22    uMgungundlovu District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          KZ232    Emnambithi/Ladysmith
B          KZ233    Indaka
B          KZ234    Umtshezi
B          KZ235    Okhahlamba
B          KZ236    Imbabazane
C           DC23    Uthukela District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          KZ241    Endumeni
B          KZ242    Nquthu
B          KZ244    Msinga
B          KZ245    Umvoti
C           DC24    Umzinyathi District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          KZ252    Newcastle
B          KZ253    Utrecht
B          KZ254    Dannhauser
C           DC25    Amajuba District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------

                                       146

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 4 AND 6)

                                                   ------------------------------------------------------------------
                                                               MUNICIPAL INFRASTRUCTURE GRANT (MIG)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

B          KZ261    eDumbe                             2 887      3 244      4 008      2 976       3 435       3 006
B          KZ262    uPhongolo                          4 622      5 194      6 417      4 765       5 500       4 812
B          KZ263    Abaqulusi                          6 416      7 209      8 906      6 614       7 633       6 679
B          KZ265    Nongoma                            6 370      7 158      8 842      6 567       7 579       6 631
B          KZ266    Ulundi                             6 859      7 708      9 522      7 072       8 162       7 141
C           DC26    Zululand District Municipality    95 241    107 024    132 209     98 187     113 320      99 157
---------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                       122 395    137 538    169 903    126 181     145 629     127 427
---------------------------------------------------------------------------------------------------------------------
B          KZ271    Umhlabuyalingana                   5 796      6 513      8 045      5 975       6 896       6 034
B          KZ272    Jozini                             7 625      8 568     10 584      7 860       9 072       7 938
B          KZ273    The Big Five False Bay
B          KZ274    Hlabisa                            4 990      5 608      6 927      5 145       5 938       5 196
B          KZ275    Mtubatuba
C           DC27    Umkhanyakude District             81 075     91 105    112 544     83 583      96 465     105 304
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                    99 486    111 794    138 101    102 563     118 371     124 471
---------------------------------------------------------------------------------------------------------------------
B          KZ281    Mbonambi                           3 628      4 077      5 036      3 740       4 317       3 777
B          KZ282    uMhlathuze                        28 040     31 509     38 923     28 907      33 362      29 193
B          KZ283    Ntambanana                                    2 014      2 488        503       2 132       1 866
B          KZ284    Umlalazi                           6 977      7 840      9 685      7 193       8 301       7 264
B          KZ285    Mthonjaneni                        2 035      2 287      2 825      2 098       2 422       2 119
B          KZ286    Nkandla                            5 091      5 721      7 067      5 249       6 058       5 301
C           DC28    uThungulu District                71 223     74 650     92 216     72 080      79 041      69 162
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                      116 994    128 097    158 241    119 770     135 633     118 681
---------------------------------------------------------------------------------------------------------------------
B          KZ291    eNdondakusuka                      6 492      7 295      9 011      6 692       7 724       6 759
B          KZ292    KwaDukuza                          9 846     11 064     13 668     10 151      11 715      10 251
B          KZ293    Ndwedwe                            6 080      6 833      8 441      6 269       7 235       6 330
B          KZ294    Maphumulo                          4 660      5 236      6 469      4 804       5 544       4 851
C           DC29    iLembe District Municipality      60 799     68 321     84 399     62 680      72 341      63 299
---------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                          87 878     98 749    121 987     90 596     104 559      91 490
---------------------------------------------------------------------------------------------------------------------
B          KZ5a1    Ingwe                              4 526      5 086      6 283      4 666       5 385       4 712
B          KZ5a2    Kwa Sani
B          KZ5a4    Greater Kokstad                    4 251      4 777      5 901      4 382       5 058       4 426
B          KZ5a5    Ubuhlebezwe                        4 886      5 491      6 783      5 037       5 814       5 087
B          KZ5a6    Umzimkhulu                         7 666      8 615     10 642      7 903       9 121       7 981
C           DC43    Sisonke District Municipality     56 804     63 832     78 852     58 561      67 587      59 139
---------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                         78 133     87 800    108 461     80 550      92 965      81 345
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATALMUNICIPALITIES                 1 262 412  1 415 223  1 748 251  1 300 615   1 498 480   1 332 084
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                             PUBLIC TRANSPORT INFRASTRUCTURE SYSTEMS (PTIF)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

B          KZ261    eDumbe
B          KZ262    uPhongolo
B          KZ263    Abaqulusi
B          KZ265    Nongoma
B          KZ266    Ulundi
C           DC26    Zululand District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          KZ271    Umhlabuyalingana
B          KZ272    Jozini
B          KZ273    The Big Five False Bay
B          KZ274    Hlabisa
B          KZ275    Mtubatuba
C           DC27    Umkhanyakude District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          KZ281    Mbonambi
B          KZ282    uMhlathuze
B          KZ283    Ntambanana
B          KZ284    Umlalazi
B          KZ285    Mthonjaneni
B          KZ286    Nkandla
C           DC28    uThungulu District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          KZ291    eNdondakusuka
B          KZ292    KwaDukuza
B          KZ293    Ndwedwe
B          KZ294    Maphumulo
C           DC29    iLembe District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          KZ5a1    Ingwe
B          KZ5a2    Kwa Sani
B          KZ5a4    Greater Kokstad
B          KZ5a5    Ubuhlebezwe
B          KZ5a6    Umzimkhulu
C           DC43    Sisonke District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATALMUNICIPALITIES                    11 800     45 000     58 000     11 800      45 000      58 000
---------------------------------------------------------------------------------------------------------------------

                                       147

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 4 AND 6)

                                                   ------------------------------------------------------------------
                                                                  MUNICIPAL INFRASTRUCTURE GRANT (MIG)
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

LIMPOPO
B          NP03a2   Makhuduthamaga                    12 069     13 562     16 753     12 442      14 360      12 565
B          NP03a3   Fetakgomo                          4 733      4 526      5 592      4 681       4 793       4 194
B          NP03a4   Greater Marble Hall                5 084      5 713      7 058      5 242       6 050       5 293
B          NP03a5   Greater Groblersdal                9 873     11 094     13 705     10 178      11 747      10 278
B          NP03a6   Greater Tubatse                   12 992     14 599     18 035     13 394      15 458      13 526
C           DC47    Greater Sekhukhune District      168 647    186 743    227 275    173 171     196 876     170 457
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES    213 397    236 238    288 417    219 107     249 283     216 313
---------------------------------------------------------------------------------------------------------------------
B          NP331    Greater Giyani                    10 264     11 534     14 248     10 582      12 212      10 686
B          NP332    Greater Letaba                    11 571     13 002     16 062     11 928      13 767      12 046
B          NP333    Greater Tzaneen                   17 452     19 611     24 226     17 992      20 765      18 169
B          NP334    Ba-Phalaborwa                      4 766      5 356      6 616      4 914       5 671       4 962
B          NP335    Maruleng                           4 193      6 076     15 821      4 664       8 512      11 866
C           DC33    Mopani District Municipality     110 292    123 937    153 102    113 703     131 228     114 826
---------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                         158 538    179 516    230 075    163 783     192 156     172 556
---------------------------------------------------------------------------------------------------------------------
B          NP341    Musina                             2 584      2 903      3 586      2 664       3 074       2 690
B          NP342    Mutale                             3 422      3 846      4 751      3 528       4 072       3 563
B          NP343    Thulamela                         23 705     26 638     32 906     24 438      28 205      24 680
B          NP344    Makhado                           21 247     23 875     29 494     21 904      25 280      22 120
C           DC34    Vhembe District Municipality     124 467    139 866    172 779    128 317     148 094     129 584
---------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                         175 425    197 128    243 516    180 851     208 725     182 637
---------------------------------------------------------------------------------------------------------------------
B          NP351    Blouberg                           8 346      9 378     11 585      8 604       9 930       8 689
B          NP352    Aganang                            6 743      7 578      9 361      6 952       8 023       7 021
B          NP353    Molemole                           5 875      6 602      8 156      6 057       6 991       6 117
B          NP354    Polokwane                         77 725     85 093    105 117     79 567      90 099      78 838
B          NP355    Lepelle-Nkumpi                     9 736     10 940     13 514     10 037      11 584      10 136
C           DC35    Capricorn District Municipality   74 997     83 904     99 942     77 224      87 914      74 957
---------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                      183 421    203 495    247 675    188 440     214 540     185 756
---------------------------------------------------------------------------------------------------------------------
B          NP361    Thabazimbi                        12 322     13 846     17 105     12 703      14 661      12 829
B          NP362    Lephalale                         12 818     14 404     17 794     13 215      15 252      13 345
B          NP364    Mookgopong                         3 226      3 625      4 478      3 325       3 838       3 358
B          NP365    Modimolle                         12 068     13 561     16 752     12 441      14 359      12 564
B          NP366    Bela Bela                          4 076      4 580      5 658      4 202       4 849       4 243
B          NP367    Mogalakwena                       45 972     51 660     63 816     47 394      54 699      47 862
C           DC36    Waterberg District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                       90 481    101 676    125 602     93 280     107 657      94 201
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                        821 264    918 053  1 135 285    845 461     972 361     851 464
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                             PUBLIC TRANSPORT INFRASTRUCTURE SYSTEMS (PTIF)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

LIMPOPO
B          NP03a2   Makhuduthamaga
B          NP03a3   Fetakgomo
B          NP03a4   Greater Marble Hall
B          NP03a5   Greater Groblersdal
B          NP03a6   Greater Tubatse                              14 000                            14 000
C           DC47    Greater Sekhukhune District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES                14 000                            14 000
---------------------------------------------------------------------------------------------------------------------
B          NP331    Greater Giyani
B          NP332    Greater Letaba
B          NP333    Greater Tzaneen
B          NP334    Ba-Phalaborwa
B          NP335    Maruleng
C           DC33    Mopani District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          NP341    Musina
B          NP342    Mutale
B          NP343    Thulamela
B          NP344    Makhado
C           DC34    Vhembe District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          NP351    Blouberg
B          NP352    Aganang
B          NP353    Molemole
B          NP354    Polokwane                         10 500                           10 500
B          NP355    Lepelle-Nkumpi
C           DC35    Capricorn District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                       10 500                           10 500
---------------------------------------------------------------------------------------------------------------------
B          NP361    Thabazimbi
B          NP362    Lephalale
B          NP364    Mookgopong
B          NP365    Modimolle
B          NP366    Bela Bela
B          NP367    Mogalakwena
C           DC36    Waterberg District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                         10 500     14 000                10 500      14 000
---------------------------------------------------------------------------------------------------------------------

                                       148

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 4 AND 6)

                                                   ------------------------------------------------------------------
                                                               MUNICIPAL INFRASTRUCTURE GRANT (MIG)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

MPUMALANGA
B          MP301    Albert Luthuli                    25 723     28 782     34 320     26 488      30 167      25 740
B          MP302    Msukaligwa                        11 694     13 141     16 233     12 056      13 914      12 175
B          MP303    Mkhondo                           18 306     20 571     25 411     18 872      21 781      19 058
B          MP304    Pixley Ka Seme                     8 817      9 908     12 239      9 090      10 491       9 179
B          MP305    Lekwa                             12 805     14 390     17 776     13 201      15 236      13 332
B          MP306    Dipaleseng                         5 089      5 718      7 064      5 246       6 055       5 298
B          MP307    Govan Mbeki                       29 906     33 606     41 514     30 831      35 583      31 135
C           DC30    Gert Sibande District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                   112 340    126 115    154 557    115 784     133 226     115 918
---------------------------------------------------------------------------------------------------------------------
B          MP311    Delmas                             6 221      6 990      8 635      6 413       7 402       6 477
B          MP312    Emalahleni                        30 921     34 746     42 923     31 877      36 790      32 192
B          MP313    Steve Tshwete                     10 696     12 019     14 847     11 027      12 726      11 136
B          MP314    Emakhazeni                         3 052      3 430      4 237      3 147       3 631       3 178
B          MP315    Thembisile                        35 631     40 039     49 461     36 733      42 395      37 096
B          MP316    Dr JS Moroka                      36 582     41 108     50 781     37 714      43 526      38 086
C           DC31    Nkangala District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                       123 103    138 333    170 885    126 910     146 471     128 164
---------------------------------------------------------------------------------------------------------------------
B          MP321    Thaba Chweu                        8 866      9 963     12 308      9 140      10 549       9 231
B          MP322    Mbombela                          65 189     70 754     87 404     66 580      74 916      65 553
B          MP323    Umjindi                            7 030      7 899      9 758      7 247       8 364       7 319
B          MP324    Nkomazi                           44 601     50 119     61 913     45 981      53 068      46 435
B          MP325    Bushbuckridge                     91 212     98 167    127 620     92 951     105 530      95 715
C           DC32    Ehlanzeni District                17 942     20 162     24 907     18 497      21 348      18 680
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                      234 841    257 065    323 909    240 397     273 776     242 932
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                     470 284    521 512    649 351    483 091     553 472     487 013
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                             PUBLIC TRANSPORT INFRASTRUCTURE SYSTEMS (PTIF)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B          MP301    Albert Luthuli
B          MP302    Msukaligwa
B          MP303    Mkhondo
B          MP304    Pixley Ka Seme
B          MP305    Lekwa
B          MP306    Dipaleseng
B          MP307    Govan Mbeki
C           DC30    Gert Sibande District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          MP311    Delmas
B          MP312    Emalahleni
B          MP313    Steve Tshwete
B          MP314    Emakhazeni
B          MP315    Thembisile
B          MP316    Dr JS Moroka
C           DC31    Nkangala District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          MP321    Thaba Chweu
B          MP322    Mbombela                           1 000                            1 000
B          MP323    Umjindi
B          MP324    Nkomazi
B          MP325    Bushbuckridge
C           DC32    Ehlanzeni District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                        1 000                            1 000
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                       1 000                            1 000
---------------------------------------------------------------------------------------------------------------------

                                       149

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 4 AND 6)

                                                   ------------------------------------------------------------------
                                                                  MUNICIPAL INFRASTRUCTURE GRANT (MIG)
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B          NC451    Moshaweng                         15 057     16 920     20 902     15 523      17 916      15 676
B          NC452    Ga-Segonyana                      10 293     11 566     14 288     10 611      12 247      10 716
B          NC453    Gammagara
C           DC45    Kgalagadi District                 7 706      8 660     10 697      7 945       9 169       8 023
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                       33 056     37 146     45 887     34 079      39 331      34 415
---------------------------------------------------------------------------------------------------------------------
B          NC061    Richtersveld
B          NC062    Nama Khoi                          8 355      2 885      3 564      6 988       3 055       2 673
B          NC064    Kamiesberg                           410                              307
B          NC065    Hantam                             3 128                            2 346
B          NC066    Karoo Hoogland
B          NC067    Khai-Ma
C           DC6     Namakwa District Municipality      4 568      5 133      6 341      4 709       5 435       4 756
---------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                         16 460      8 018      9 905     14 350       8 490       7 429
---------------------------------------------------------------------------------------------------------------------
B          NC071    Ubuntu                             1 445                 2 068      1 083         517       1 551
B          NC072    Umsobomvu                          7 524      2 771      3 423      6 336       2 934       2 568
B          NC073    Emthanjeni                         2 357      2 648      3 272      2 430       2 804       2 454
B          NC074    Kareeberg                          3 470                            2 602
B          NC075    Renosterberg                       4 721                            3 540
B          NC076    Thembelihle                        1 085                 2 010        813         502       1 507
B          NC077    Siyathemba                         3 326                            2 494
B          NC078    Siyancuma                          3 902      4 385      5 417      4 023       4 643       4 063
C            DC7    Karoo District Municipality        6 214      6 983      4 549      6 407       6 375       3 412
---------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                           34 042     16 788     20 739     29 729      17 776      15 554
---------------------------------------------------------------------------------------------------------------------
B          NC081    Mier
B          NC082    !Kai! Garib                        4 124      4 634      5 724      4 251       4 906       4 293
B          NC083    //Khara Hais                       6 033      5 751      7 104      5 962       6 089       5 328
B          NC084    !Kheis                                                   2 236                    559       1 677
B          NC085    Tsantsabane                                   2 029      2 507        507       2 148       1 880
B          NC086    Kgatelopele
             DC8    Siyanda District Municipality      5 870      4 568      3 406      5 545       4 277       2 555
---------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                         16 027     16 981     20 977     16 265      17 980      15 733
---------------------------------------------------------------------------------------------------------------------
B          NC091    Sol Plaatje                       16 983     17 153     21 189     17 026      18 162      15 892
B          NC092    Dikgatlong                         4 815      5 410      6 683      4 964       5 729       5 013
B          NC093    Magareng                           2 797      3 143      3 883      2 884       3 328       2 912
B          NC094    Phokwane                           6 741      7 576      9 358      6 950       8 021       7 019
C            DC9    Frances Baard District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                   31 337     33 282     41 114     31 823      35 240      30 835
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: N ORTHERNCAPE MUNICIPALITIES                  130 922    112 216    138 622    126 246     118 817     103 967
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                             PUBLIC TRANSPORT INFRASTRUCTURE SYSTEMS (PTIF)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B          NC451    Moshaweng
B          NC452    Ga-Segonyana
B          NC453    Gammagara
C           DC45    Kgalagadi District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          NC061    Richtersveld
B          NC062    Nama Khoi
B          NC064    Kamiesberg
B          NC065    Hantam
B          NC066    Karoo Hoogland
B          NC067    Khai-Ma
C            DC6    Namakwa District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          NC071    Ubuntu
B          NC072    Umsobomvu
B          NC073    Emthanjeni
B          NC074    Kareeberg
B          NC075    Renosterberg
B          NC076    Thembelihle
B          NC077    Siyathemba
B          NC078    Siyancuma
C            DC7    Karoo District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          NC081    Mier
B          NC082    !Kai! Garib
B          NC083    //Khara Hais
B          NC084    !Kheis
B          NC085    Tsantsabane
B          NC086    Kgatelopele
           DC8      Siyanda District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          NC091    Sol Plaatje                        1 500     11 000                 1 500      11 000
B          NC092    Dikgatlong
B          NC093    Magareng
B          NC094    Phokwane
C            DC9    Frances Baard District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                    1 500     11 000                 1 500      11 000
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                    1 500     11 000                 1 500      11 000
---------------------------------------------------------------------------------------------------------------------

                                       150

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 4 AND 6)

                                                   ------------------------------------------------------------------
                                                                  MUNICIPAL INFRASTRUCTURE GRANT (MIG)
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

NORTH WEST

B          NW371    Moretele                          34 175     38 404     47 441     35 232      40 663      35 580
B          NW372    Madibeng                          67 720     76 098     94 006     69 815      80 575      70 504
B          NW373    Rustenburg                        69 010     77 547     95 796     71 144      82 109      71 847
B          NW374    Kgetlengrivier                     6 464      5 101      6 301      6 124       5 401       4 726
B          NW375    Moses Kotane                      41 184     46 279     57 169     42 458      49 001      42 877
C           DC37    Bojanala Platinum District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES              218 554    243 429    300 713    224 772     257 750     225 534
---------------------------------------------------------------------------------------------------------------------
B          NW381    Ratlou                             5 171      5 811      7 178      5 331       6 153       5 384
B          NW382    Tswaing                            6 412      7 206      8 901      6 611       7 630       6 676
B          NW383    Mafikeng                          12 593     14 151     17 481     12 982      14 983      13 111
B          NW384    Ditsobotla                         8 310      9 338     11 536      8 567       9 888       8 652
B          NW385    Zeerust                            7 107      7 987      9 866      7 327       8 456       7 400
C           DC38    Central District Municipality     69 231     77 796     96 103     71 372      82 373      72 077
---------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                        108 825    122 288    151 065    112 191     129 483     113 299
---------------------------------------------------------------------------------------------------------------------
B          NW391    Kagisano                           4 443      4 992      6 167      4 580       5 286       4 625
B          NW392    Naledi                             2 571      2 889      3 568      2 650       3 058       2 676
B          NW393    Mamusa                             3 338      3 752      4 634      3 442       3 972       3 476
B          NW394    Greater Taung                      8 988     10 100     12 477      9 266      10 695       9 358
B          NW395    Molopo
B          NW396    Lekwa-Teemane                      3 073      3 453      4 265      3 168       3 656       3 199
C           DC39    Bophirima District                37 648     42 305     52 260     38 812      44 794      39 195
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                       60 060     67 491     83 373     61 918      71 461      62 529
---------------------------------------------------------------------------------------------------------------------
B          NW401    Ventersdorp                        6 017      6 762      8 353      6 203       7 160       6 265
B          NW402    Potchefstroom                     12 083     13 577     16 772     12 456      14 376      12 579
B          NW403    Klerksdorp                        63 335     92 218     56 308     70 556      83 240      42 231
B          NW404    Maquassi Hills                    27 447     10 795     13 335     23 284      11 430      10 001
B          NW405    Merafong City                     29 253     26 562     32 812     28 580      28 124      24 609
C           DC40    Southern District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                       138 135    149 913    127 580    141 079     144 330      95 685
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                     525 574    583 122    662 731    539 961     603 024     497 048
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                             PUBLIC TRANSPORT INFRASTRUCTURE SYSTEMS (PTIF)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

NORTH WEST

B          NW371    Moretele
B          NW372    Madibeng
B          NW373    Rustenburg
B          NW374    Kgetlengrivier
B          NW375    Moses Kotane
C           DC37    Bojanala Platinum District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          NW381    Ratlou
B          NW382    Tswaing
B          NW383    Mafikeng
B          NW384    Ditsobotla
B          NW385    Zeerust
C           DC38    Central District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          NW391    Kagisano
B          NW392    Naledi
B          NW393    Mamusa
B          NW394    Greater Taung
B          NW395    Molopo
B          NW396    Lekwa-Teemane
C           DC39    Bophirima District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          NW401    Ventersdorp
B          NW402    Potchefstroom                      1 000                            1 000
B          NW403    Klerksdorp                        30 500     22 000                30 500      22 000
B          NW404    Maquassi Hills
B          NW405    Merafong City
C           DC40    Southern District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                        31 500     22 000                31 500      22 000
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                      31 500     22 000                31 500      22 000
---------------------------------------------------------------------------------------------------------------------

                                       151

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                               (SCHEDULE 4 AND 6)

                                                   ------------------------------------------------------------------
                                                               MUNICIPAL INFRASTRUCTURE GRANT (MIG)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A                   City of Cape Town                196 657    219 863    271 601    202 458     232 797     203 701
---------------------------------------------------------------------------------------------------------------------
B          WC011    Matzikama                          5 729      3 366      4 159      5 139       3 564       3 119
B          WC012    Cederberg                          2 000      2 159      2 667      2 040       2 286       2 000
B          WC013    Bergrivier                                               2 774                    694       2 081
B          WC014    Saldanha Bay                       2 928      3 291      4 065      3 019       3 484       3 049
B          WC015    Swartland                          3 556      2 872      3 548      3 385       3 041       2 661
C            DC1    West Coast District                4 330      2 246                 3 809       1 684
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST  MUNICIPALITIES                     18 543     13 933     17 212     17 390      14 753      12 909
---------------------------------------------------------------------------------------------------------------------
B          WC022    Witzenberg                         3 796      4 265      5 269      3 913       4 516       3 952
B          WC023    Drakenstein                        9 822     11 037     13 634     10 126      11 686      10 226
B          WC024    Stellenbosch                       9 407      7 200      8 894      8 855       7 623       6 671
B          WC025    Breede Valley                      6 906      7 760      9 586      7 119       8 217       7 190
B          WC026    Breede River Winelands             4 223      4 746      5 862      4 354       5 025       4 397
C            DC2    Cape Winelands District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                          34 154     35 008     43 246     34 367      37 067      32 434
---------------------------------------------------------------------------------------------------------------------
B          WC031    Theewaterskloof                    6 674      7 499      9 264      6 880       7 940       6 948
B          WC032    Overstrand                         4 575      3 834      4 736      4 389       4 060       3 552
B          WC033    Cape Agulhas
B          WC034    Swellendam
C            DC3    Overberg District Municipality     2 411      2 709      3 347      2 486       2 869       2 510
---------------------------------------------------------------------------------------------------------------------
TOTAL: O VERBERGMUNICIPALITIES                        13 659     14 042     17 347     13 755      14 869      13 010
---------------------------------------------------------------------------------------------------------------------
B          WC041    Kannaland                          3 818      2 745      3 391      3 550       2 907       2 544
B          WC042    Hessequa                                      2 186      2 701        547       2 315       2 026
B          WC043    Mossel Bay                         5 750      3 917      4 839      5 292       4 148       3 629
B          WC044    George                             9 461     10 632     13 133      9 754      11 257       9 850
B          WC045    Oudtshoorn                         3 609      4 056      5 010      3 721       4 294       3 757
B          WC047    Bitou                              2 602      2 924      3 612      2 682       3 096       2 709
B          WC048    Knysna                             5 969      6 707      8 285      6 153       7 102       6 214
C            DC4    Eden District Municipality         6 708                            5 031
---------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                            37 916     33 167     40 971     36 729      35 118      30 729
---------------------------------------------------------------------------------------------------------------------
B          WC051    Laingsburg
B          WC052    Prince Albert
B          WC053    Beaufort West
C            DC5    Central Karoo District             3 209      3 606      4 454      3 308       3 818       3 341
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES                    3 209      3 606      4 454      3 308       3 818       3 341
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                   304 137    319 619    394 831    308 007     338 422     296 123
---------------------------------------------------------------------------------------------------------------------

Public Transport Infrastructure
Systems:Unallocated

---------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                     6 265 300  7 148 564  8 053 090  6 486 116   7 374 696   6 060 713
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                             PUBLIC TRANSPORT INFRASTRUCTURE SYSTEMS (PTIF)
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A                   City of Cape Town                120 000    145 000     20 000    120 000     145 000      20 000
---------------------------------------------------------------------------------------------------------------------
B          WC011    Matzikama
B          WC012    Cederberg
B          WC013    Bergrivier
B          WC014    Saldanha Bay
B          WC015    Swartland
C            DC1    West Coast District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          WC022    Witzenberg
B          WC023    Drakenstein
B          WC024    Stellenbosch                      20 000                           20 000
B          WC025    Breede Valley
B          WC026    Breede River Winelands
C            DC2    Cape Winelands District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                          20 000                           20 000
---------------------------------------------------------------------------------------------------------------------
B          WC031    Theewaterskloof
B          WC032    Overstrand
B          WC033    Cape Agulhas
B          WC034    Swellendam
C            DC3    Overberg District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: O VERBERGMUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          WC041    Kannaland
B          WC042    Hessequa
B          WC043    Mossel Bay
B          WC044    George
B          WC045    Oudtshoorn
B          WC047    Bitou
B          WC048    Knysna
C            DC4    Eden District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          WC051    Laingsburg
B          WC052    Prince Albert
B          WC053    Beaufort West

C            DC5    Central Karoo District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                   140 000    145 000     20 000    140 000     145 000      20 000
---------------------------------------------------------------------------------------------------------------------

Public Transport Infrastructure
Systems:Unallocated                                              28 000  1 622 000                 28 000   1 622 000

---------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                       519 000    624 000  1 790 000    519 000     624 000   1 790 000
---------------------------------------------------------------------------------------------------------------------

                                       152

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                                  (SCHEDULE 6)

                                                   ------------------------------------------------------------------
                                                        INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: MUNICIPAL
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A                   Nelson Mandela                    21 000     21 832     24 571     21 000      21 832      24 571
---------------------------------------------------------------------------------------------------------------------
B          EC101    Camdeboo                           1 000      1 040      1 170      1 000       1 040       1 170
B          EC102    Blue Crane Route                   2 520      2 620      2 948      2 520       2 620       2 948
B          EC103    Ikwezi
B          EC104    Makana                             1 584      1 647      1 853      1 584       1 647       1 853
B          EC105    Ndlambe                            1 080      1 123      1 264      1 080       1 123       1 264
B          EC106    Sundays River Valley
B          EC107    Baviaans
B          EC108    Kouga                              1 800      1 871      2 106      1 800       1 871       2 106
B          EC109    Koukamma                           2 664      2 770      3 117      2 664       2 770       3 117
C           DC10    Cacadu District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES                          10 648     11 070     12 459     10 648      11 070      12 459
---------------------------------------------------------------------------------------------------------------------
B          EC121    Mbhashe
B          EC122    Mnquma
B          EC123    Great Kei
B          EC124    Amahlathi
B          EC125    Buffalo City                      13 000     13 515     15 210     13 000      13 515      15 210
B          EC126    Ngqushwa
B          EC127    Nkonkobe
B          EC128    Nxuba                              3 600      3 743      4 212      3 600       3 743       4 212
C           DC12    Amatole District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                         16 600     17 258     19 423     16 600      17 258      19 423
---------------------------------------------------------------------------------------------------------------------
B          EC131    Inxuba Yethemba
B          EC132    Tsolwana                             360        374        421        360         374         421
B          EC133    Inkwanca                             540        561        632        540         561         632
B          EC134    Lukhanji                           1 500      1 559      1 755      1 500       1 559       1 755
B          EC135    Intsika Yethu
B          EC136    Emalahleni                           620        645        725        620         645         725
B          EC137    Engcobo
B          EC138    Sakhisizwe
C           DC13    Chris Hani District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                       3 020      3 140      3 534      3 020       3 140       3 534
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                                       SUB-TOTAL INFRASTRUCTURE
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A                   Nelson Mandela                   269 125    333 041    151 769    282 896     306 288     119 970
---------------------------------------------------------------------------------------------------------------------
B          EC101    Camdeboo                           9 050      3 568      4 293      7 669       3 716       3 512
B          EC102    Blue Crane Route                  13 082     12 653      8 333     12 950      11 491       6 987
B          EC103    Ikwezi                             6 269      9 012      1 447      6 955       7 121       1 086
B          EC104    Makana                            16 430     17 463     12 745     16 673      16 232      10 022
B          EC105    Ndlambe                            8 127      9 042     11 046      8 345       9 508       8 601
B          EC106    Sundays River Valley              16 742     11 902      8 526     15 532      11 058       6 395
B          EC107    Baviaans                          13 027     17 152      1 619     14 058      13 269       1 215
B          EC108    Kouga                             18 210     23 745     12 218     19 576      20 804       9 690
B          EC109    Koukamma                           6 400      6 103      7 235      6 300       6 299       6 205
C           DC10    Cacadu District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES                         107 337    110 639     67 463    108 057      99 498      53 712
---------------------------------------------------------------------------------------------------------------------
B          EC121    Mbhashe                           11 490     12 912     15 950     11 846      13 671      11 963
B          EC122    Mnquma                            16 444     18 479     22 827     16 953      19 566      17 120
B          EC123    Great Kei                          2 521      2 833      3 499      2 599       2 999       2 624
B          EC124    Amahlathi                          7 234      8 129     10 042      7 458       8 607       7 531
B          EC125    Buffalo City                     110 156    122 691    150 078    113 161     129 114     116 361
B          EC126    Ngqushwa                           4 821      5 418      6 693      4 971       5 737       5 020
B          EC127    Nkonkobe                           6 724      7 555      9 333      6 932       8 000       7 000
B          EC128    Nxuba                              3 600      3 743      6 388      3 600       4 287       5 844
C           DC12    Amatole District                 142 742    192 329    187 688    149 889     196 419     140 766
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                        305 733    374 088    412 499    317 408     388 400     314 230
---------------------------------------------------------------------------------------------------------------------
B          EC131    Inxuba Yethemba                    2 097      2 357      2 911      2 162       2 495       2 183
B          EC132    Tsolwana                             360        374      2 574        360         913       2 036
B          EC133    Inkwanca                             540        561        632        540         561         632
B          EC134    Lukhanji                          10 276     11 421     13 938     10 548      12 001      10 892
B          EC135    Intsika Yethu                      8 542      9 599     11 858      8 807      10 164       8 894
B          EC136    Emalahleni                         6 282      7 007      8 585      6 457       7 381       6 620
B          EC137    Engcobo                            6 692      7 520      9 290      6 899       7 963       6 968
B          EC138    Sakhisizwe                         3 180      3 574      4 415      3 279       3 784       3 311
C           DC13    Chris Hani District              129 964    159 373    168 064    137 316     161 545     126 048
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                     167 934    201 786    222 266    176 367     206 808     167 583
---------------------------------------------------------------------------------------------------------------------

                                       153

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                                  (SCHEDULE 6)

                                                   ------------------------------------------------------------------
                                                        INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: MUNICIPAL
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

B          EC141    Elundini                           5 700      5 926      6 669      5 700       5 926       6 669
B          EC142    Senqu
B          EC143    Maletswai                          1 800      1 871      2 106      1 800       1 871       2 106
B          EC144    Gariep                               720        749        842        720         749         842
C           DC14    Ukhahlamba District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                       8 220      8 546      9 618      8 220       8 546       9 618
---------------------------------------------------------------------------------------------------------------------
B          EC151    Mbizana
B          EC152    Ntabankulu
B          EC153    Qaukeni
B          EC154    Port St Johns
B          EC155    Nyandeni
B          EC156    Mhlontlo
B          EC157    King Sabata Dalindyebo             1 700      1 767      1 989      1 700       1 767       1 989
C           DC15    O.R. Tambo District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                       1 700      1 767      1 989      1 700       1 767       1 989
---------------------------------------------------------------------------------------------------------------------
B          EC05b2   Umzimvubu
B          EC05b3   Matatiele
C           DC44    Alfred Nzo District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                    61 188     63 612     71 592     61 188      63 612      71 592
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                                        SUB-TOTAL INFRASTRUCTURE
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

B          EC141    Elundini                          14 755     15 854     16 463     14 973      15 820      14 014
B          EC142    Senqu                              7 328      8 234     10 172      7 554       8 719       7 629
B          EC143    Maletswai                          4 630      5 051      6 034      4 717       5 238       5 052
B          EC144    Gariep                               720        749      3 173        720       1 331       2 590
C           DC14    Ukhahlamba District               69 739     93 384     82 547     75 650      90 674      61 910
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                      97 171    123 272    118 388    103 615     121 783      91 196
---------------------------------------------------------------------------------------------------------------------
B          EC151    Mbizana                           10 047     11 290     13 947     10 358      11 955      10 460
B          EC152    Ntabankulu                         5 853      6 577      8 125      6 034       6 964       6 094
B          EC153    Qaukeni                           10 947     12 301     15 196     11 286      13 025      11 397
B          EC154    Port St Johns                      6 106      6 862      8 476      6 295       7 265       6 357
B          EC155    Nyandeni                          11 474     12 893     15 927     11 829      13 652      11 945
B          EC156    Mhlontlo                           9 573     10 757     13 289      9 869      11 390       9 966
B          EC157    King Sabata Dalindyebo            18 966     30 170     25 957     19 500      31 311      19 965
C           DC15    O.R. Tambo District              295 864    333 918    407 093    305 377     352 212     305 320
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                     368 830    424 769    508 011    380 548     447 774     381 505
---------------------------------------------------------------------------------------------------------------------
B         EC05b2    Umzimvubu                         30 755     34 560     42 692     31 706      36 593      32 019
B         EC05b3    Matatiele                         10 136     11 390     14 071     10 450      12 060      10 553
C           DC44    Alfred Nzo District               61 423     69 951     82 487     63 555      73 085      61 866
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                     102 314    115 901    139 250    105 711     121 739     104 438
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                 1 418 445  1 683 496  1 619 646  1 474 602   1 692 289   1 232 633
---------------------------------------------------------------------------------------------------------------------

                                       154

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                                  (SCHEDULE 6)

                                                   ------------------------------------------------------------------
                                                        INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: MUNICIPAL
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

FREE STATE

B          FS161    Letsemeng                            800        832        936        800         832         936
B          FS162    Kopanong
B          FS163    Mohokare
C           DC16    Xhariep District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES                            800        832        936        800         832         936
---------------------------------------------------------------------------------------------------------------------
B          FS171    Naledi
B          FS172    Mangaung                           4 000      4 158      4 680      4 000       4 158       4 680
B          FS173    Mantsopa
C           DC17    Motheo District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                           4 000      4 158      4 680      4 000       4 158       4 680
---------------------------------------------------------------------------------------------------------------------
B          FS181    Masilonyana
B          FS182    Tokologo                             550        572        644        550         572         644
B          FS183    Tswelopele
B          FS184    Matjhabeng
B          FS185    Nala
C           DC18    Lejweleputswa District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                      550        572        644        550         572         644
---------------------------------------------------------------------------------------------------------------------
B          FS191    Setsoto
B          FS192    Dihlabeng
B          FS193    Nketoana
B          FS194    Maluti-a-Phofung                   1 000      1 040      1 170      1 000       1 040       1 170
B          FS195    Phumelela
C           DC19    Thabo Mofutsanyana District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES               1 000      1 040      1 170      1 000       1 040       1 170
---------------------------------------------------------------------------------------------------------------------
B          FS201    Moqhaka                            2 060      2 142      2 410      2 060       2 142       2 410
B          FS203    Ngwathe
B          FS204    Metsimaholo                        7 500      7 797      8 775      7 500       7 797       8 775
B          FS205    Mafube                            11 000     11 436     12 870     11 000      11 436      12 870
C           DC20    Fezile Dabi District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                     20 560     21 375     24 056     20 560      21 375      24 056
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                      26 910     27 976     31 486     26 910      27 976      31 486
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                                         SUB-TOTAL INFRASTRUCTURE
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

FREE STATE

B          FS161    Letsemeng                         10 342     13 177      8 196     11 043      11 905       6 381
B          FS162    Kopanong                          20 473     18 551      7 962     19 992      15 904       5 972
B          FS163    Mohokare                          12 731     17 561      5 665     13 939      14 587       4 249
C           DC16    Xhariep District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES                         43 546     49 289     21 823     44 974      42 396      16 602
---------------------------------------------------------------------------------------------------------------------
B          FS171    Naledi                             7 634      3 920      4 842      6 705       4 151       3 632
B          FS172    Mangaung                         120 456    104 625    122 612    122 584     110 241      93 129
B          FS173    Mantsopa                          23 646     35 203      9 976     26 535      28 896       7 482
C           DC17    Motheo District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                         151 735    143 748    137 430    155 824     143 288     104 242
---------------------------------------------------------------------------------------------------------------------
B          FS181    Masilonyana                       39 744     45 570     14 469     41 201      37 795      10 852
B          FS182    Tokologo                          10 931     23 005      7 692     13 944      19 159       5 930
B          FS183    Tswelopele                        15 085     32 072     11 310     19 332      26 881       8 483
B          FS184    Matjhabeng                        83 733    124 353     94 575     93 888     116 908      70 931
B          FS185    Nala                              26 185     47 484     23 589     31 510      41 510      17 692
C           DC18    Lejweleputswa District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                  175 678    272 483    151 636    199 874     242 253     113 888
---------------------------------------------------------------------------------------------------------------------
B          FS191    Setsoto                           31 926     50 990     33 899     36 692      46 717      25 425
B          FS192    Dihlabeng                         20 399     32 117     21 806     23 328      29 539      16 354
B          FS193    Nketoana                          15 253     19 326     13 113     16 272      17 773       9 835
B          FS194    Maluti-a-Phofung                  51 946     58 289     71 891     53 522      61 657      54 211
B          FS195    Phumelela                         16 382     22 003      9 481     17 788      18 873       7 111
C           DC19    Thabo Mofutsanyana District       20 447     22 977     28 384     21 080      24 329      21 288
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES             156 354    205 702    178 574    168 681     198 887     134 223
---------------------------------------------------------------------------------------------------------------------
B          FS201    Moqhaka                           21 142     32 465     21 843     23 952      29 742      16 985
B          FS203    Ngwathe                           22 894     39 079     21 172     26 940      34 602      15 879
B          FS204    Metsimaholo                       24 131     27 447     28 317     24 886      27 420      23 431
B          FS205    Mafube                            24 826     29 708     21 971     25 937      27 415      19 696
C           DC20    Fezile Dabi District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                     92 993    128 699     93 303    101 716     119 179      75 991
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                     620 306    799 920    582 765    671 068     746 004     444 946
---------------------------------------------------------------------------------------------------------------------

                                       155

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                                  (SCHEDULE 6)

                                                   ------------------------------------------------------------------
                                                        INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: MUNICIPAL
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

GAUTENG

A                   Ekurhuleni                        15 594     16 212     18 246     15 594      16 212      18 246
A                   City of Johannesburg              33 000     34 307     38 611     33 000      34 307      38 611
A                   City of Tshwane                   25 000     25 991     29 251     25 000      25 991      29 251
---------------------------------------------------------------------------------------------------------------------
B         GT02b1    Nokeng tsa Taemane                 1 000      1 040      1 170      1 000       1 040       1 170
B         GT02b2    Kungwini
C          DC46     Metsweding District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                       1 000      1 040      1 170      1 000       1 040       1 170
---------------------------------------------------------------------------------------------------------------------
B          GT421    Emfuleni                           2 000      2 079      2 340      2 000       2 079       2 340
B          GT422    Midvaal
B          GT423    Lesedi                             4 000      4 158      4 680      4 000       4 158       4 680
C           DC42    Sedibeng District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                         6 000      6 238      7 020      6 000       6 238       7 020
---------------------------------------------------------------------------------------------------------------------
B          GT481    Mogale City                        1 050      1 092      1 229      1 050       1 092       1 229
B          GT482    Randfontein                        2 016      2 096      2 359      2 016       2 096       2 359
B          GT483    Westonaria                         6 000      6 238      7 020      6 000       6 238       7 020
C           DC48    West Rand District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                        9 066      9 425     10 608      9 066       9 425      10 608
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                         89 660     93 212    104 906     89 660      93 212     104 906
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                                         SUB-TOTAL INFRASTRUCTURE
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

GAUTENG

A                   Ekurhuleni                       299 300    316 891    373 620    307 218     333 815     284 777
A                   City of Johannesburg             501 522    588 030    523 570    510 322     606 839     424 830
A                   City of Tshwane                  236 697    247 674    300 630    241 944     260 098     232 785
---------------------------------------------------------------------------------------------------------------------
B         GT02b1    Nokeng tsa Taemane                 7 145      7 945      9 700      7 335       8 351       7 568
B         GT02b2    Kungwini                          13 018     14 629     18 071     13 421      15 489      13 553
C          DC46     Metsweding District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                      20 163     22 574     27 771     20 756      23 840      21 121
---------------------------------------------------------------------------------------------------------------------
B          GT421    Emfuleni                          59 074     65 970     74 348     60 778      68 000      56 346
B          GT422    Midvaal                            7 217      8 110     10 018      7 440       8 587       7 514
B          GT423    Lesedi                            14 504     12 411     14 874     13 941      12 896      12 326
C           DC42    Sedibeng District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                        80 794     86 491     99 241     82 159      89 483      76 186
---------------------------------------------------------------------------------------------------------------------
B          GT481    Mogale City                       30 048     33 677     41 482     30 945      35 594      31 418
B          GT482    Randfontein                       12 983     14 420     17 583     13 323      15 145      13 777
B          GT483    Westonaria                        29 406     29 449     35 693     29 357      30 814      28 525
C           DC48    West Rand District                 1 500                            1 500
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                       73 937     77 546     94 758     75 124      81 553      73 720
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                        212 414  1 339 205  1 419 591  1 237 523   1 395 628   1 113 419
---------------------------------------------------------------------------------------------------------------------

                                       156

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                                  (SCHEDULE 6)

                                                   ------------------------------------------------------------------
                                                        INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: MUNICIPAL
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A                   eThekwini                         37 500     38 986     43 876     37 500      38 986      43 876
---------------------------------------------------------------------------------------------------------------------
B          KZ211    Vulamehlo
B          KZ212    Umdoni
B          KZ213    Umzumbe
B          KZ214    uMuziwabantu
B          KZ215    Ezinqolweni
B          KZ216    Hibiscus Coast
C           DC21    Ugu District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          KZ221    uMshwathi
B          KZ222    uMngeni                            3 340      3 472      3 908      3 340       3 472       3 908
B          KZ223    Mooi Mpofana
B          KZ224    Impendle
B          KZ225    Msunduzi                           4 000      4 158      4 680      4 000       4 158       4 680
B          KZ226    Mkhambathini
B          KZ227    Richmond
C           DC22    uMgungundlovu District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                    7 340      7 631      8 588      7 340       7 631       8 588
---------------------------------------------------------------------------------------------------------------------
B          KZ232    Emnambithi/Ladysmith               2 000      2 079      2 340      2 000       2 079       2 340
B          KZ233    Indaka
B          KZ234    Umtshezi                           3 800      3 951      4 446      3 800       3 951       4 446
B          KZ235    Okhahlamba
B          KZ236    Imbabazane
C           DC23    Uthukela District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUN ICIPALITIES                         5 800      6 030      6 786      5 800       6 030       6 786
---------------------------------------------------------------------------------------------------------------------
B          KZ241    Endumeni                           2 000      2 079      2 340      2 000       2 079       2 340
B          KZ242    Nquthu
B          KZ244    Msinga
B          KZ245    Umvoti
C           DC24    Umzinyathi District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI  MUNICIPALITIES                      2 000      2 079      2 340      2 000       2 079       2 340
---------------------------------------------------------------------------------------------------------------------
B          KZ252    Newcastle
B          KZ253    Utrecht
B          KZ254    Dannhauser
C           DC25    Amajuba District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                                        SUB-TOTAL INFRASTRUCTURE
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A                   eThekwini                        354 240    426 652    525 178    363 671     446 811     419 352
---------------------------------------------------------------------------------------------------------------------
B          KZ211    Vulamehlo                          3 222      3 620      4 472      3 321       3 833       3 354
B          KZ212    Umdoni                             3 008      3 380      4 175      3 101       3 579       3 131
B          KZ213    Umzumbe                            7 993      8 982     11 096      8 241       9 511       8 322
B          KZ214    uMuziwabantu                       3 908      4 392      5 425      4 029       4 650       4 069
B          KZ215    Ezinqolweni                        2 192      2 463      3 043      2 260       2 608       2 282
B          KZ216    Hibiscus Coast                     8 304      9 332     11 527      8 561       9 880       8 646
C           DC21    Ugu District Municipality        100 360    112 777    139 315    103 465     119 411     104 486
---------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                            128 987    144 945    179 054    132 977     153 472     134 290
---------------------------------------------------------------------------------------------------------------------
B          KZ221    uMshwathi                          3 927      4 413      5 451      4 048       4 672       4 088
B          KZ222    uMngeni                            6 484      7 006      8 273      6 582       7 213       7 181
B          KZ223    Mooi Mpofana                                             2 175                    544       1 632
B          KZ224    Impendle
B          KZ225    Msunduzi                          55 646     62 195     76 373     57 244      65 609      58 450
B          KZ226    Mkhambathini                                  2 045      2 526        511       2 165       1 894
B          KZ227    Richmond                           3 210      3 607      4 456      3 309       3 820       3 342
C           DC22    uMgungundlovu District            38 847     41 608     49 224     39 537      43 512      36 918
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                  108 115    120 873    148 478    111 232     127 535     113 506
---------------------------------------------------------------------------------------------------------------------
B          KZ232    Emnambithi/Ladysmith              10 294     11 399     13 854     10 551      11 948      10 975
B          KZ233    Indaka                             4 613      5 183      6 403      4 755       5 488       4 802
B          KZ234    Umtshezi                           3 800      6 117      7 123      4 342       6 245       6 453
B          KZ235    Okhahlamba                         5 634      6 331      7 821      5 808       6 703       5 866
B          KZ236    Imbabazane                         4 832      5 430      6 707      4 981       5 749       5 030
C           DC23    Uthukela District                 63 988     69 738     86 149     65 426      73 841      64 612
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUN ICIPALITIES                        93 161    104 199    128 056     95 863     109 974      97 738
---------------------------------------------------------------------------------------------------------------------
B          KZ241    Endumeni                           2 000      4 121      4 862      2 510       4 241       4 231
B          KZ242    Nquthu                             6 435      7 231      8 932      6 634       7 656       6 699
B          KZ244    Msinga                             6 847      7 694      9 505      7 059       8 147       7 129
B          KZ245    Umvoti                             3 738      4 201      5 189      3 854       4 448       3 892
C           DC24    Umzinyathi District               68 985     75 478     93 239     70 608      79 918      69 929
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI  MUNICIPALITIES                     88 005     98 724    121 727     90 665     104 410      91 881
---------------------------------------------------------------------------------------------------------------------
B          KZ252    Newcastle                         29 249     32 868     40 602     30 154      34 801      30 452
B          KZ253    Utrecht
B          KZ254    Dannhauser                         3 998      4 492      5 549      4 121       4 757       4 162
C           DC25    Amajuba District Municipality     16 212     18 218     22 505     16 714      19 290      16 879
---------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                         49 459     55 578     68 657     50 989      58 848      51 492
---------------------------------------------------------------------------------------------------------------------

                                       157

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                                  (SCHEDULE 6)

                                                   ------------------------------------------------------------------
                                                         INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: MUNICIPAL
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

B          KZ261    eDumbe
B          KZ262    uPhongolo
B          KZ263    Abaqulusi                          3 500      3 639      4 095      3 500       3 639       4 095
B          KZ265    Nongoma
B          KZ266    Ulundi                             3 500      3 639      4 095      3 500       3 639       4 095
C          DC26     Zululand District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                         7 000      7 277      8 190      7 000       7 277       8 190
---------------------------------------------------------------------------------------------------------------------
B          KZ271    Umhlabuyalingana
B          KZ272    Jozini
B          KZ273    The Big Five False Bay
B          KZ274    Hlabisa
B          KZ275    Mtubatuba
C          DC27     Umkhanyakude District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          KZ281    Mbonambi
B          KZ282    uMhlathuze
B          KZ283    Ntambanana
B          KZ284    Umlalazi
B          KZ285    Mthonjaneni
B          KZ286    Nkandla
C          DC28     uThungulu District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          KZ291    eNdondakusuka
B          KZ292    KwaDukuza                          6 000      6 238      7 020      6 000       6 238       7 020
B          KZ293    Ndwedwe
B          KZ294    Maphumulo
C          DC29     iLembe District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                           6 000      6 238      7 020      6 000       6 238       7 020
---------------------------------------------------------------------------------------------------------------------
B          KZ5a1    Ingwe
B          KZ5a2    Kwa Sani
B          KZ5a4    Greater Kokstad
B          KZ5a5    Ubuhlebezwe                        3 000      3 119      3 510      3 000       3 119       3 510
B          KZ5a6    Umzimkhulu
C          DC43     Sisonke District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                          3 000      3 119      3 510      3 000       3 119       3 510
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATALMUNICIPALITIES                    68 640     71 360     80 311     68 640      71 360      80 311
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                                        SUB-TOTAL INFRASTRUCTURE
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

B          KZ261    eDumbe                             2 887      3 244      4 008      2 976       3 435       3 006
B          KZ262    uPhongolo                          4 622      5 194      6 417      4 765       5 500       4 812
B          KZ263    Abaqulusi                          9 916     10 848     13 001     10 114      11 272      10 774
B          KZ265    Nongoma                            6 370      7 158      8 842      6 567       7 579       6 631
B          KZ266    Ulundi                            10 359     11 347     13 617     10 572      11 800      11 237
C          DC26     Zululand District                 95 241    107 024    132 209     98 187     113 320      99 157
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                       129 395    144 815    178 093    133 181     152 906     135 617
---------------------------------------------------------------------------------------------------------------------
B          KZ271    Umhlabuyalingana                   5 796      6 513      8 045      5 975       6 896       6 034
B          KZ272    Jozini                             7 625      8 568     10 584      7 860       9 072       7 938
B          KZ273    The Big Five False Bay
B          KZ274    Hlabisa                            4 990      5 608      6 927      5 145       5 938       5 196
B          KZ275    Mtubatuba
C          DC27     Umkhanyakude District             81 075     91 105    112 544     83 583      96 465     105 304
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                    99 486    111 794    138 101    102 563     118 371     124 471
---------------------------------------------------------------------------------------------------------------------
B          KZ281    Mbonambi                           3 628      4 077      5 036      3 740       4 317       3 777
B          KZ282    uMhlathuze                        28 040     31 509     38 923     28 907      33 362      29 193
B          KZ283    Ntambanana                                    2 014      2 488        503       2 132       1 866
B          KZ284    Umlalazi                           6 977      7 840      9 685      7 193       8 301       7 264
B          KZ285    Mthonjaneni                        2 035      2 287      2 825      2 098       2 422       2 119
B          KZ286    Nkandla                            5 091      5 721      7 067      5 249       6 058       5 301
C          DC28     uThungulu District                71 223     74 650     92 216     72 080      79 041      69 162
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                      116 994    128 097    158 241    119 770     135 633     118 681
---------------------------------------------------------------------------------------------------------------------
B          KZ291    eNdondakusuka                      6 492      7 295      9 011      6 692       7 724       6 759
B          KZ292    KwaDukuza                         15 846     17 302     20 688     16 151      17 953      17 271
B          KZ293    Ndwedwe                            6 080      6 833      8 441      6 269       7 235       6 330
B          KZ294    Maphumulo                          4 660      5 236      6 469      4 804       5 544       4 851
C          DC29     iLembe District Municipality      60 799     68 321     84 399     62 680      72 341      63 299
---------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                          93 878    104 987    129 007     96 596     110 797      98 511
---------------------------------------------------------------------------------------------------------------------
B          KZ5a1    Ingwe                              4 526      5 086      6 283      4 666       5 385       4 712
B          KZ5a2    Kwa Sani
B          KZ5a4    Greater Kokstad                    4 251      4 777      5 901      4 382       5 058       4 426
B          KZ5a5    Ubuhlebezwe                        7 886      8 610     10 293      8 037       8 933       8 597
B          KZ5a6    Umzimkhulu                         7 666      8 615     10 642      7 903       9 121       7 981
C          DC43     Sisonke District                  56 804     63 832     78 852     58 561      67 587      59 139
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                         81 133     90 919    111 971     83 550      96 084      84 856
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATALMUNICIPALITIES                 1 342 852  1 531 582  1 886 562  1 381 055   1 614 839   1 470 395
---------------------------------------------------------------------------------------------------------------------

                                       158

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                                  (SCHEDULE 6)

                                                   ------------------------------------------------------------------
                                                       INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: MUNICIPAL
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
        NUMBER      MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

LIMPOPO

B          NP03a2   Makhuduthamaga
B          NP03a3   Fetakgomo
B          NP03a4   Greater Marble Hall
B          NP03a5   Greater Groblersdal
B          NP03a6   Greater Tubatse
C           DC47    Greater Sekhukhune District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          NP331    Greater Giyani
B          NP332    Greater Letaba
B          NP333    Greater Tzaneen                    3 000      3 119      3 510      3 000       3 119       3 510
B          NP334    Ba-Phalaborwa
B          NP335    Maruleng
C           DC33    Mopani District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                           3 000      3 119      3 510      3 000       3 119       3 510
---------------------------------------------------------------------------------------------------------------------
B          NP341    Musina
B          NP342    Mutale
B          NP343    Thulamela
B          NP344    Makhado                            3 000      3 119      3 510      3 000       3 119       3 510
C           DC34    Vhembe District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                           3 000      3 119      3 510      3 000       3 119       3 510
---------------------------------------------------------------------------------------------------------------------
B          NP351    Blouberg                           5 500      5 718      6 435      5 500       5 718       6 435
B          NP352    Aganang
B          NP353    Molemole
B          NP354    Polokwane                          1 200      1 248      1 404      1 200       1 248       1 404
B          NP355    Lepelle-Nkumpi
C           DC35    Capricorn District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                        6 700      6 965      7 839      6 700       6 965       7 839
---------------------------------------------------------------------------------------------------------------------
B          NP361    Thabazimbi
B          NP362    Lephalale
B          NP364    Mookgopong
B          NP365    Modimolle
B          NP366    Bela Bela                          2 400      2 495      2 808      2 400       2 495       2 808
B          NP367    Mogalakwena                        3 600      3 743      4 212      3 600       3 743       4 212
C           DC36    Waterberg District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                        6 000      6 238      7 020      6 000       6 238       7 020
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                         18 700     19 441     21 880     18 700      19 441      21 880
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                                        SUB-TOTAL INFRASTRUCTURE
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
        NUMBER      MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

LIMPOPO

B         NP03a2    Makhuduthamaga                    12 069     13 562     16 753     12 442      14 360      12 565
B         NP03a3    Fetakgomo                          4 733      4 526      5 592      4 681       4 793       4 194
B         NP03a4    Greater Marble Hall                5 084      5 713      7 058      5 242       6 050       5 293
B         NP03a5    Greater Groblersdal                9 873     11 094     13 705     10 178      11 747      10 278
B         NP03a6    Greater Tubatse                   12 992     28 599     18 035     13 394      29 458      13 526
C          DC47     Greater Sekhukhune District      168 647    186 743    227 275    173 171     196 876     170 457
                      Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES    213 397    250 238    288 417    219 107     263 283     216 313
---------------------------------------------------------------------------------------------------------------------
B          NP331    Greater Giyani                    10 264     11 534     14 248     10 582      12 212      10 686
B          NP332    Greater Letaba                    11 571     13 002     16 062     11 928      13 767      12 046
B          NP333    Greater Tzaneen                   20 452     22 730     27 736     20 992      23 884      21 680
B          NP334    Ba-Phalaborwa                      4 766      5 356      6 616      4 914       5 671       4 962
B          NP335    Maruleng                           4 193      6 076     15 821      4 664       8 512      11 866
C           DC33    Mopani District Municipality     110 292    123 937    153 102    113 703     131 228     114 826
---------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                         161 538    182 635    233 585    166 783     195 275     176 066
---------------------------------------------------------------------------------------------------------------------
B          NP341    Musina                             2 584      2 903      3 586      2 664       3 074       2 690
B          NP342    Mutale                             3 422      3 846      4 751      3 528       4 072       3 563
B          NP343    Thulamela                         23 705     26 638     32 906     24 438      28 205      24 680
B          NP344    Makhado                           24 247     26 994     33 004     24 904      28 399      25 630
C           DC34    Vhembe District Municipality     124 467    139 866    172 779    128 317     148 094     129 584
---------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                         178 425    200 247    247 027    183 851     211 844     186 147
---------------------------------------------------------------------------------------------------------------------
B          NP351    Blouberg                          13 846     15 096     18 020     14 104      15 648      15 124
B          NP352    Aganang                            6 743      7 578      9 361      6 952       8 023       7 021
B          NP353    Molemole                           5 875      6 602      8 156      6 057       6 991       6 117
B          NP354    Polokwane                         89 425     86 340    106 521     91 267      91 346      80 242
B          NP355    Lepelle-Nkumpi                     9 736     10 940     13 514     10 037      11 584      10 136
C           DC35    Capricorn District Municipality   74 997     83 904     99 942     77 224      87 914      74 957
---------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                      200 621    210 460    255 514    205 640     221 506     193 596
---------------------------------------------------------------------------------------------------------------------
B          NP361    Thabazimbi                        12 322     13 846     17 105     12 703      14 661      12 829
B          NP362    Lephalale                         12 818     14 404     17 794     13 215      15 252      13 345
B          NP364    Mookgopong                         3 226      3 625      4 478      3 325       3 838       3 358
B          NP365    Modimolle                         12 068     13 561     16 752     12 441      14 359      12 564
B          NP366    Bela Bela                          6 476      7 075      8 466      6 602       7 344       7 051
B          NP367    Mogalakwena                       49 572     55 402     68 028     50 994      58 441      52 074
C           DC36    Waterberg District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                       96 481    107 913    132 622     99 280     113 895     101 221
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                        850 464    951 494  1 157 165    874 661   1 005 802     873 344
---------------------------------------------------------------------------------------------------------------------

                                       159

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                                  (SCHEDULE 6)

                                                   ------------------------------------------------------------------
                                                        INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: MUNICIPAL
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
        NUMBER      MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B          MP301    Albert Luthuli                     1 500      1 559      1 755      1 500       1 559       1 755
B          MP302    Msukaligwa                         1 000      1 040      1 170      1 000       1 040       1 170
B          MP303    Mkhondo                            2 000      2 079      2 340      2 000       2 079       2 340
B          MP304    Pixley Ka Seme                       504        524        590        504         524         590
B          MP305    Lekwa                              8 115      8 437      9 495      8 115       8 437       9 495
B          MP306    Dipaleseng                         2 083      2 166      2 437      2 083       2 166       2 437
B          MP307    Govan Mbeki                        4 500      4 678      5 265      4 500       4 678       5 265
C           DC30    Gert Sibande District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                    19 702     20 483     23 052     19 702      20 483      23 052
---------------------------------------------------------------------------------------------------------------------
B          MP311    Delmas                             1 500      1 559      1 755      1 500       1 559       1 755
B          MP312    Emalahleni                         2 000      2 079      2 340      2 000       2 079       2 340
B          MP313    Steve Tshwete                      5 000      5 198      5 850      5 000       5 198       5 850
B          MP314    Emakhazeni                         3 000      3 119      3 510      3 000       3 119       3 510
B          MP315    Thembisile
B          MP316    Dr JS Moroka
C           DC31    Nkangala District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                        11 500     11 956     13 455     11 500      11 956      13 455
---------------------------------------------------------------------------------------------------------------------
B          MP321    Thaba Chweu
B          MP322    Mbombela                           2 000      2 079      2 340      2 000       2 079       2 340
B          MP323    Umjindi                            7 100      7 381      8 307      7 100       7 381       8 307
B          MP324    Nkomazi                            1 500      1 559      1 755      1 500       1 559       1 755
B          MP325    Bushbuckridge
C           DC32    Ehlanzeni District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                       10 600     11 020     12 402     10 600      11 020      12 402
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                      41 802     43 458     48 910     41 802      43 458      48 910
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                                        SUB-TOTAL INFRASTRUCTURE
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
        NUMBER      MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B          MP301    Albert Luthuli                    27 223     30 342     36 075     27 988      31 726      27 495
B          MP302    Msukaligwa                        12 694     14 181     17 403     13 056      14 954      13 345
B          MP303    Mkhondo                           20 306     22 650     27 751     20 872      23 860      21 398
B          MP304    Pixley Ka Seme                     9 321     10 432     12 829      9 594      11 015       9 769
B          MP305    Lekwa                             20 920     22 826     27 271     21 316      23 673      22 827
B          MP306    Dipaleseng                         7 172      7 884      9 501      7 329       8 220       7 735
B          MP307    Govan Mbeki                       34 406     38 284     46 779     35 331      40 261      36 400
C           DC30    Gert Sibande District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                   132 042    146 598    177 609    135 486     153 708     138 970
---------------------------------------------------------------------------------------------------------------------
B          MP311    Delmas                             7 721      8 550     10 391      7 913       8 961       8 232
B          MP312    Emalahleni                        32 921     36 826     45 263     33 877      38 870      34 532
B          MP313    Steve Tshwete                     15 696     17 217     20 698     16 027      17 924      16 986
B          MP314    Emakhazeni                         6 052      6 549      7 747      6 147       6 750       6 688
B          MP315    Thembisile                        35 631     40 039     49 461     36 733      42 395      37 096
B          MP316    Dr JS Moroka                      36 582     41 108     50 781     37 714      43 526      38 086
C           DC31    Nkangala District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                       134 603    150 288    184 340    138 410     158 426     141 619
---------------------------------------------------------------------------------------------------------------------
B          MP321    Thaba Chweu                        8 866      9 963     12 308      9 140      10 549       9 231
B          MP322    Mbombela                          68 189     72 833     89 744     69 580      76 996      67 893
B          MP323    Umjindi                           14 130     15 281     18 065     14 347      15 745      15 626
B          MP324    Nkomazi                           46 101     51 679     63 669     47 481      54 627      48 190
B          MP325    Bushbuckridge                     91 212     98 167    127 620     92 951     105 530      95 715
C           DC32    Ehlanzeni District                17 942     20 162     24 907     18 497      21 348      18 680
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                      246 441    268 085    336 312    251 997     284 796     255 334
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                     513 086    564 970    698 261    525 893     596 930     535 923
---------------------------------------------------------------------------------------------------------------------

                                       160

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                                  (SCHEDULE 6)

                                                   ------------------------------------------------------------------
                                                        INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: MUNICIPAL
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
        NUMBER      MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B          NC451    Moshaweng                          1 500      1 559      1 755      1 500       1 559       1 755
B          NC452    Ga-Segonyana
B          NC453    Gammagara                          2 500      2 599      2 925      2 500       2 599       2 925
C           DC45    Kgalagadi District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                        4 000      4 158      4 680      4 000       4 158       4 680
---------------------------------------------------------------------------------------------------------------------
B          NC061    Richtersveld
B          NC062    Nama Khoi                          1 152      1 198      1 348      1 152       1 198       1 348
B          NC064    Kamiesberg
B          NC065    Hantam
B          NC066    Karoo Hoogland                        40         42         47         40          42          47
B          NC067    Khai-Ma                              180        187        211        180         187         211
C            DC6    Namakwa District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                          1 372      1 426      1 605      1 372       1 426       1 605
---------------------------------------------------------------------------------------------------------------------
B          NC071    Ubuntu
B          NC072    Umsobomvu
B          NC073    Emthanjeni                           400        416        468        400         416         468
B          NC074    Kareeberg
B          NC075    Renosterberg
B          NC076    Thembelihle
B          NC077    Siyathemba
B          NC078    Siyancuma
C            DC7    Karoo District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                              400        416        468        400         416         468
---------------------------------------------------------------------------------------------------------------------
B          NC081    Mier
B          NC082    !Kai! Garib                        1 200      1 248      1 404      1 200       1 248       1 404
B          NC083    //Khara Hais                       2 500      2 599      2 925      2 500       2 599       2 925
B          NC084    !Kheis
B          NC085    Tsantsabane
B          NC086    Kgatelopele
             DC8    Siyanda District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                          3 700      3 847      4 329      3 700       3 847       4 329
---------------------------------------------------------------------------------------------------------------------
B          NC091    Sol Plaatje                        2 000      2 079      2 340      2 000       2 079       2 340
B          NC092    Dikgatlong                         1 000      1 040      1 170      1 000       1 040       1 170
B          NC093    Magareng
B          NC094    Phokwane                           2 500      2 599      2 925      2 500       2 599       2 925
C            DC9    Frances Baard District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                    5 500      5 718      6 435      5 500       5 718       6 435
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                   14 972     15 565     17 518     14 972      15 565      17 518
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                                        SUB-TOTAL INFRASTRUCTURE
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
        NUMBER      MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B          NC451    Moshaweng                         16 557     18 480     22 657     17 023      19 475      17 431
B          NC452    Ga-Segonyana                      10 293     11 566     14 288     10 611      12 247      10 716
B          NC453    Gammagara                          2 500      2 599      2 925      2 500       2 599       2 925
C           DC45    Kgalagadi District                 7 706      8 660     10 697      7 945       9 169       8 023
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                       37 056     41 304     50 567     38 079      43 490      39 095
---------------------------------------------------------------------------------------------------------------------
B          NC061    Richtersveld
B          NC062    Nama Khoi                          9 507      4 083      4 912      8 140       4 253       4 021
B          NC064    Kamiesberg                           410                              307
B          NC065    Hantam                             3 128                            2 346
B          NC066    Karoo Hoogland                        40         42         47         40          42          47
B          NC067    Khai-Ma                              180        187        211        180         187         211
C            DC6    Namakwa District Municipality      4 568      5 133      6 341      4 709       5 435       4 756
---------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                         17 832      9 445     11 511     15 722       9 917       9 034
---------------------------------------------------------------------------------------------------------------------
B          NC071    Ubuntu                             1 445                 2 068      1 083         517       1 551
B          NC072    Umsobomvu                          7 524      2 771      3 423      6 336       2 934       2 568
B          NC073    Emthanjeni                         2 757      3 064      3 740      2 830       3 220       2 922
B          NC074    Kareeberg                          3 470                            2 602
B          NC075    Renosterberg                       4 721                            3 540
B          NC076    Thembelihle                        1 085                 2 010        813         502       1 507
B          NC077    Siyathemba                         3 326                            2 494
B          NC078    Siyancuma                          3 902      4 385      5 417      4 023       4 643       4 063
C            DC7    Karoo District Municipality        6 214      6 983      4 549      6 407       6 375       3 412
---------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                           34 442     17 204     21 207     30 129      18 192      16 022
---------------------------------------------------------------------------------------------------------------------
B          NC081    Mier
B          NC082    !Kai! Garib                        5 324      5 881      7 128      5 451       6 154       5 697
B          NC083    //Khara Hais                       8 533      8 350     10 029      8 462       8 688       8 253
B          NC084    !Kheis                                                   2 236                    559       1 677
B          NC085    Tsantsabane                                   2 029      2 507        507       2 148       1 880
B          NC086    Kgatelopele
             DC8    Siyanda District Municipality      5 870      4 568      3 406      5 545       4 277       2 555
---------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                         19 727     20 828     25 306     19 965      21 827      20 062
---------------------------------------------------------------------------------------------------------------------
B          NC091    Sol Plaatje                       20 483     30 232     23 529     20 526      31 241      18 232
B          NC092    Dikgatlong                         5 815      6 450      7 853      5 964       6 768       6 183
B          NC093    Magareng                           2 797      3 143      3 883      2 884       3 328       2 912
B          NC094    Phokwane                           9 241     10 175     12 283      9 450      10 620       9 944
C            DC9    Frances Baard District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                   38 337     50 000     47 549     38 823      51 958      37 271
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                  147 394    138 781    156 140    142 718     145 382     121 484
---------------------------------------------------------------------------------------------------------------------

                                       161

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                                  (SCHEDULE 6)

                                                   ------------------------------------------------------------------
                                                        INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: MUNICIPAL
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
        NUMBER      MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

NORTH WEST

B          NW371    Moretele
B          NW372    Madibeng                           2 500      2 599      2 925      2 500       2 599       2 925
B          NW373    Rustenburg                         3 000      3 119      3 510      3 000       3 119       3 510
B          NW374    Kgetlengrivier                    15 000     15 594     17 551     15 000      15 594      17 551
B          NW375    Moses Kotane
C           DC37    Bojanala Platinum District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES               20 500     21 312     23 986     20 500      21 312      23 986
---------------------------------------------------------------------------------------------------------------------
B          NW381    Ratlou
B          NW382    Tswaing
B          NW383    Mafikeng
B          NW384    Ditsobotla
B          NW385    Zeerust
C           DC38    Central District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          NW391    Kagisano
B          NW392    Naledi
B          NW393    Mamusa
B          NW394    Greater Taung
B          NW395    Molopo
B          NW396    Lekwa-Teemane
C           DC39    Bophirima District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES
---------------------------------------------------------------------------------------------------------------------
B          NW401    Ventersdorp
B          NW402    Potchefstroom                      5 000      5 198      5 850      5 000       5 198       5 850
B          NW403    Klerksdorp                         4 000      4 158      4 680      4 000       4 158       4 680
B          NW404    Maquassi Hills
B          NW405    Merafong City                      5 500      5 718      6 435      5 500       5 718       6 435
C           DC40    Southern District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                        14 500     15 075     16 966     14 500      15 075      16 966
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL  NORTH WEST MUNICIPALITIES                      35 000     36 387     40 951     35 000      36 387      40 951
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                                        SUB-TOTAL INFRASTRUCTURE
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08     2008/09
        NUMBER      MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)     (R'000)
---------------------------------------------------------------------------------------------------------------------

NORTH WEST

B          NW371    Moretele                          34 175     38 404     47 441     35 232      40 663      35 580
B          NW372    Madibeng                          70 220     78 697     96 931     72 315      83 174      73 429
B          NW373    Rustenburg                        72 010     80 666     99 306     74 144      85 228      75 357
B          NW374    Kgetlengrivier                    21 464     20 695     23 852     21 124      20 995      22 277
B          NW375    Moses Kotane                      41 184     46 279     57 169     42 458      49 001      42 877
C           DC37    Bojanala Platinum District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES              239 054    264 741    324 698    245 272     279 062     249 520
---------------------------------------------------------------------------------------------------------------------
B          NW381    Ratlou                             5 171      5 811      7 178      5 331       6 153       5 384
B          NW382    Tswaing                            6 412      7 206      8 901      6 611       7 630       6 676
B          NW383    Mafikeng                          12 593     14 151     17 481     12 982      14 983      13 111
B          NW384    Ditsobotla                         8 310      9 338     11 536      8 567       9 888       8 652
B          NW385    Zeerust                            7 107      7 987      9 866      7 327       8 456       7 400
C           DC38    Central District Municipality     69 231     77 796     96 103     71 372      82 373      72 077
---------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                        108 825    122 288    151 065    112 191     129 483     113 299
---------------------------------------------------------------------------------------------------------------------
B          NW391    Kagisano                           4 443      4 992      6 167      4 580       5 286       4 625
B          NW392    Naledi                             2 571      2 889      3 568      2 650       3 058       2 676
B          NW393    Mamusa                             3 338      3 752      4 634      3 442       3 972       3 476
B          NW394    Greater Taung                      8 988     10 100     12 477      9 266      10 695       9 358
B          NW395    Molopo
B          NW396    Lekwa-Teemane                      3 073      3 453      4 265      3 168       3 656       3 199
C           DC39    Bophirima District                37 648     42 305     52 260     38 812      44 794      39 195
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                       60 060     67 491     83 373     61 918      71 461      62 529
---------------------------------------------------------------------------------------------------------------------
B          NW401    Ventersdorp                        6 017      6 762      8 353      6 203       7 160       6 265
B          NW402    Potchefstroom                     18 083     18 775     22 623     18 456      19 574      18 429
B          NW403    Klerksdorp                        97 835    118 376     60 988    105 056     109 399      46 911
B          NW404    Maquassi Hills                    27 447     10 795     13 335     23 284      11 430      10 001
B          NW405    Merafong City                     34 753     32 280     39 247     34 080      33 842      31 044
C           DC40    Southern District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                       184 135    186 988    144 546    187 079     181 405     112 651
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL  NORTH WEST MUNICIPALITIES                     592 074    641 508    703 682    606 461     661 411     537 999
---------------------------------------------------------------------------------------------------------------------

                                       162

                                  APPENDIX E4:
               INFRASTRUCTURE GRANT ALLOCATIONS TO MUNICIPALITIES
                                  (SCHEDULE 6)

                                                   ------------------------------------------------------------------
                                                        INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: MUNICIPAL
                                                   ------------------------------------------------------------------
                                                       NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
        NUMBER      MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A                   City of Cape Town                 16 000     16 634     18 721     16 000      16 634      18 721
---------------------------------------------------------------------------------------------------------------------
B          WC011    Matzikama                          1 500      1 559      1 755      1 500       1 559       1 755
B          WC012    Cederberg                          1 500      1 559      1 755      1 500       1 559       1 755
B          WC013    Bergrivier                           300        312        351        300         312         351
B          WC014    Saldanha Bay                       1 500      1 559      1 755      1 500       1 559       1 755
B          WC015    Swartland                            400        416        468        400         416         468
C            DC1    West Coast District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES                       5 200      5 406      6 084      5 200       5 406       6 084
---------------------------------------------------------------------------------------------------------------------
B          WC022    Witzenberg                         1 500      1 559      1 755      1 500       1 559       1 755
B          WC023    Drakenstein                          500        520        585        500         520         585
B          WC024    Stellenbosch                         800        832        936        800         832         936
B          WC025    Breede Valley                        700        728        819        700         728         819
B          WC026    Breede River Winelands             1 600      1 663      1 872      1 600       1 663       1 872
C            DC2    Cape Winelands District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                           5 100      5 302      5 967      5 100       5 302       5 967
---------------------------------------------------------------------------------------------------------------------
B          WC031    Theewaterskloof                      500        520        585        500         520         585
B          WC032    Overstrand                           500        520        585        500         520         585
B          WC033    Cape Agulhas                         216        225        253        216         225         253
B          WC034    Swellendam                           300        312        351        300         312         351
C            DC3    Overberg District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                         1 516      1 576      1 774      1 516       1 576       1 774
---------------------------------------------------------------------------------------------------------------------
B          WC041    Kannaland                            500        520        585        500         520         585
B          WC042    Hessequa                           1 000      1 040      1 170      1 000       1 040       1 170
B          WC043    Mossel Bay                         1 600      1 663      1 872      1 600       1 663       1 872
B          WC044    George                             1 000      1 040      1 170      1 000       1 040       1 170
B          WC045    Oudtshoorn                           500        520        585        500         520         585
B          WC047    Bitou                                600        624        702        600         624         702
B          WC048    Knysna                               200        208        234        200         208         234
C            DC4    Eden District Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                             5 400      5 614      6 318      5 400       5 614       6 318
---------------------------------------------------------------------------------------------------------------------
B          WC051    Laingsburg                           170        177        199        170         177         199
B          WC052    Prince Albert                        480        499        562        480         499         562
B          WC053    Beaufort West                        392        408        459        392         408         459
C            DC5    Central Karoo District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES                    1 042      1 083      1 219      1 042       1 083       1 219
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL:  WESTERN CAPE MUNICIPALITIES                   34 258     35 615     40 083     34 258      35 615      40 083
---------------------------------------------------------------------------------------------------------------------

Public Transport Infrastructure
Systems:Unallocated

---------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                       391 130    406 627    457 637    391 130     406 627     457 637
---------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------
                                                                        SUB-TOTAL INFRASTRUCTURE
                                                   ------------------------------------------------------------------
                                                      NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
                                                    2006/07    2007/08    2008/09    2006/07     2007/08    2008/09
     NUMBER         MUNICIPALITY                    (R'000)    (R'000)    (R'000)    (R'000)     (R'000)    (R'000)
---------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A                   City of Cape Town                332 657    381 497    310 321    338 458     394 431     242 421
---------------------------------------------------------------------------------------------------------------------
B          WC011    Matzikama                          7 229      4 926      5 914      6 639       5 124       4 874
B          WC012    Cederberg                          3 500      3 718      4 422      3 540       3 845       3 755
B          WC013    Bergrivier                           300        312      3 125        300       1 005       2 432
B          WC014    Saldanha Bay                       4 428      4 850      5 820      4 519       5 044       4 804
B          WC015    Swartland                          3 956      3 288      4 016      3 785       3 457       3 129
C            DC1    West Coast District                4 330      2 246                 3 809       1 684
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES                      23 743     19 339     23 296     22 590      20 159      18 993
---------------------------------------------------------------------------------------------------------------------
B          WC022    Witzenberg                         5 296      5 825      7 024      5 413       6 075       5 707
B          WC023    Drakenstein                       10 322     11 557     14 219     10 626      12 206      10 811
B          WC024    Stellenbosch                      30 207      8 031      9 830     29 655       8 455       7 607
B          WC025    Breede Valley                      7 606      8 488     10 405      7 819       8 944       8 009
B          WC026    Breede River Winelands             5 823      6 409      7 734      5 954       6 688       6 269
C            DC2    Cape Winelands District
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                          59 254     40 310     49 213     59 467      42 369      38 402
---------------------------------------------------------------------------------------------------------------------
B          WC031    Theewaterskloof                    7 174      8 019      9 849      7 380       8 460       7 533
B          WC032    Overstrand                         5 075      4 354      5 321      4 889       4 579       4 137
B          WC033    Cape Agulhas                         216        225        253        216         225         253
B          WC034    Swellendam                           300        312        351        300         312         351
C            DC3    Overberg District                  2 411      2 709      3 347      2 486       2 869       2 510
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                        15 175     15 619     19 121     15 271      16 445      14 784
---------------------------------------------------------------------------------------------------------------------
B          WC041    Kannaland                          4 318      3 265      3 976      4 050       3 427       3 129
B          WC042    Hessequa                           1 000      3 226      3 871      1 547       3 355       3 196
B          WC043    Mossel Bay                         7 350      5 581      6 711      6 892       5 811       5 501
B          WC044    George                            10 461     11 671     14 303     10 754      12 297      11 020
B          WC045    Oudtshoorn                         4 109      4 575      5 595      4 221       4 814       4 342
B          WC047    Bitou                              3 202      3 547      4 314      3 282       3 719       3 411
B          WC048    Knysna                             6 169      6 915      8 519      6 353       7 310       6 448
C            DC4    Eden District Municipality         6 708                            5 031
---------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                            43 316     38 781     47 290     42 129      40 732      37 047
---------------------------------------------------------------------------------------------------------------------
B          WC051    Laingsburg                           170        177        199        170         177         199
B          WC052    Prince Albert                        480        499        562        480         499         562
B          WC053    Beaufort West                        392        408        459        392         408         459
C            DC5    Central Karoo District             3 209      3 606      4 454      3 308       3 818       3 341
                    Municipality
---------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES                    4 251      4 689      5 673      4 350       4 901       4 560
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL:  WESTERN CAPE MUNICIPALITIES                  478 395    500 234    454 914    482 265     519 037     356 206
---------------------------------------------------------------------------------------------------------------------

Public Transport Infrastructure                                  27 999  1 622 001                 27 999   1 622 001
Systems:Unallocated

---------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                     7 175 430  8 179 191 10 300 728  7 396 246   8 405 323   8 308 350
---------------------------------------------------------------------------------------------------------------------

                                       163

                                  APPENDIX E5:

               ALLOCATIONS-IN-KIND TO MUNICIPALITIES (SCHEDULE 7)

                     (NATIONAL AND MUNICIPAL FINANCIAL YEAR)

                                       164

                                  APPENDIX E5:
                      ALLOCATIONS-IN-KIND TO MUNICIPALITIES
                                  (SCHEDULE 7)

                                                                -------------------------------------------------------------
                                                                     WATER SERVICES OPERATING & TRANSFER SUBSIDY (DWAF)
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
   NUMBER      MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A             Nelson Mandela
-----------------------------------------------------------------------------------------------------------------------------
B      EC101  Camdeboo
B      EC102  Blue Crane Route
B      EC103  Ikwezi
B      EC104  Makana
B      EC105  Ndlambe
B      EC106  Sundays River Valley
B      EC107  Baviaans
B      EC108  Kouga
B      EC109  Koukamma
C      DC10   Cacadu District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      EC121  Mbhashe
B      EC122  Mnquma
B      EC123  Great Kei
B      EC124  Amahlathi
B      EC125  Buffalo City                                                    3 334     5 291        834      2 501     5 976
B      EC126  Ngqushwa
B      EC127  Nkonkobe
B      EC128  Nxuba
C      DC12   Amatole District Municipality                       12 059      9 435    10 459     11 680      9 814    11 970
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                                     12 059     12 769    15 750     12 514     12 315    17 946
-----------------------------------------------------------------------------------------------------------------------------
B      EC131  Inxuba Yethemba
B      EC132  Tsolwana
B      EC133  Inkwanca
B      EC134  Lukhanji
B      EC135  Intsika Yethu
B      EC136  Emalahleni
B      EC137  Engcobo
B      EC138  Sakhisizwe
C      DC13   Chris Hani District Municipality                                9 147     9 365      1 322      7 825    10 718
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                                              9 147     9 365      1 322      7 825    10 718
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: INDIRECT GRANT
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A             Nelson Mandela
-----------------------------------------------------------------------------------------------------------------------------
B      EC101  Camdeboo
B      EC102  Blue Crane Route
B      EC103  Ikwezi
B      EC104  Makana
B      EC105  Ndlambe
B      EC106  Sundays River Valley
B      EC107  Baviaans
B      EC108  Kouga
B      EC109  Koukamma
C      DC10   Cacadu District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      EC121  Mbhashe                                              9 855     10 285    11 682      9 855     10 285    11 682
B      EC122  Mnquma                                              19 142     19 976    22 691     19 142     19 976    22 691
B      EC123  Great Kei
B      EC124  Amahlathi
B      EC125  Buffalo City
B      EC126  Ngqushwa                                             2 093      2 184     2 481      2 093      2 184     2 481
B      EC127  Nkonkobe
B      EC128  Nxuba
C      DC12   Amatole District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                                     31 090     32 445    36 854     31 090     32 445    36 854
-----------------------------------------------------------------------------------------------------------------------------
B      EC131  Inxuba Yethemba
B      EC132  Tsolwana
B      EC133  Inkwanca
B      EC134  Lukhanji                                            83 997     87 658    99 570     83 997     87 658    99 570
B      EC135  Intsika Yethu                                        2 394      2 498     2 838      2 394      2 498     2 838
B      EC136  Emalahleni                                           1 197      1 249     1 419      1 197      1 249     1 419
B      EC137  Engcobo                                              1 368      1 428     1 622      1 368      1 428     1 622
B      EC138  Sakhisizwe                                           1 254      1 309     1 486      1 254      1 309     1 486
C      DC13   Chris Hani District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                                  90 210     94 141   106 935     90 210     94 141   106 935
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                                 SUB-TOTAL: INDIRECT GRANTS
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A             Nelson Mandela
-----------------------------------------------------------------------------------------------------------------------------
B      EC101  Camdeboo
B      EC102  Blue Crane Route
B      EC103  Ikwezi
B      EC104  Makana
B      EC105  Ndlambe
B      EC106  Sundays River Valley
B      EC107  Baviaans
B      EC108  Kouga
B      EC109  Koukamma
C      DC10   Cacadu District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      EC121  Mbhashe                                              9 855     10 285    11 682      9 855     10 285    11 682
B      EC122  Mnquma                                              19 142     19 976    22 691     19 142     19 976    22 691
B      EC123  Great Kei
B      EC124  Amahlathi
B      EC125  Buffalo City                                                    3 334     5 291        834      2 501     5 976
B      EC126  Ngqushwa                                             2 093      2 184     2 481      2 093      2 184     2 481
B      EC127  Nkonkobe
B      EC128  Nxuba
C      DC12   Amatole District Municipality                       12 059      9 435    10 459     11 680      9 814    11 970
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                                     43 149     45 214    52 604     43 604     44 760    54 800
-----------------------------------------------------------------------------------------------------------------------------
B      EC131  Inxuba Yethemba
B      EC132  Tsolwana
B      EC133  Inkwanca
B      EC134  Lukhanji                                            83 997     87 658    99 570     83 997     87 658    99 570
B      EC135  Intsika Yethu                                        2 394      2 498     2 838      2 394      2 498     2 838
B      EC136  Emalahleni                                           1 197      1 249     1 419      1 197      1 249     1 419
B      EC137  Engcobo                                              1 368      1 428     1 622      1 368      1 428     1 622
B      EC138  Sakhisizwe                                           1 254      1 309     1 486      1 254      1 309     1 486
C      DC13   Chris Hani District Municipality                                9 147     9 365      1 322      7 825    10 718
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                                  90 210    103 288   116 300     91 532    101 966   117 653
-----------------------------------------------------------------------------------------------------------------------------

                                       165

                                  APPENDIX E5:
                      ALLOCATIONS-IN-KIND TO MUNICIPALITIES
                                  (SCHEDULE 7)

                                                                -------------------------------------------------------------
                                                                     WATER SERVICES OPERATING & TRANSFER SUBSIDY (DWAF)
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

B      EC141  Elundini
B      EC142  Senqu
B      EC143  Maletswai
B      EC144  Gariep
C      DC14   Ukhahlamba District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      EC151  Mbizana
B      EC152  Ntabankulu
B      EC153  Qaukeni
B      EC154  Port St Johns
B      EC155  Nyandeni
B      EC156  Mhlontlo
B      EC157  King Sabata Dalindyebo
C      DC15   O.R. Tambo District Municipality                    26 068     13 196    43 939     24 208     15 056    43 939
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                                  26 068     13 196    43 939     24 208     15 056    43 939
-----------------------------------------------------------------------------------------------------------------------------
B     EC05b2  Umzimvubu
B     EC05b3  Matatiele
C      DC44   Alfred Nzo District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                                38 127     35 112    69 054     38 044     35 196    72 603
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: INDIRECT GRANT
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

B      EC141  Elundini                                             1 134      1 184     1 345      1 134      1 184     1 345
B      EC142  Senqu                                                   60         63        72         60         63        72
B      EC143  Maletswai
B      EC144  Gariep
C      DC14   Ukhahlamba District Municipality                       332        346       393        332        346       393
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                                   1 526      1 593     1 809      1 526      1 593     1 809
-----------------------------------------------------------------------------------------------------------------------------
B      EC151  Mbizana                                             13 566     14 157    16 081     13 566     14 157    16 081
B      EC152  Ntabankulu
B      EC153  Qaukeni                                             11 864     12 381    14 063     11 864     12 381    14 063
B      EC154  Port St Johns                                       25 935     27 065    30 744     25 935     27 065    30 744
B      EC155  Nyandeni                                             3 471      3 623     4 115      3 471      3 623     4 115
B      EC156  Mhlontlo                                            11 745     12 257    13 923     11 745     12 257    13 923
B      EC157  King Sabata Dalindyebo                               4 272      4 458     5 064      4 272      4 458     5 064
C      DC15   O.R. Tambo District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                                  70 854     73 941    83 989     70 854     73 941    83 989
-----------------------------------------------------------------------------------------------------------------------------
B     EC05b2  Umzimvubu                                            9 039      9 433    10 715      9 039      9 433    10 715
B     EC05b3  Matatiele
C      DC44   Alfred Nzo District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                                   9 039      9 433    10 715      9 039      9 433    10 715
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                    33 060     34 501    39 189     33 060     34 501    39 189

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                               235 780    246 053   279 492    235 780    246 053   279 492
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                                 SUB-TOTAL: INDIRECT GRANTS
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

B      EC141  Elundini                                             1 134      1 184     1 345      1 134      1 184     1 345
B      EC142  Senqu                                                   60         63        72         60         63        72
B      EC143  Maletswai
B      EC144  Gariep
C      DC14   Ukhahlamba District Municipality                       332        346       393        332        346       393
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                                   1 526      1 593     1 809      1 526      1 593     1 809
-----------------------------------------------------------------------------------------------------------------------------
B      EC151  Mbizana                                             13 566     14 157    16 081     13 566     14 157    16 081
B      EC152  Ntabankulu
B      EC153  Qaukeni                                             11 864     12 381    14 063     11 864     12 381    14 063
B      EC154  Port St Johns                                       25 935     27 065    30 744     25 935     27 065    30 744
B      EC155  Nyandeni                                             3 471      3 623     4 115      3 471      3 623     4 115
B      EC156  Mhlontlo                                            11 745     12 257    13 923     11 745     12 257    13 923
B      EC157  King Sabata Dalindyebo                               4 272      4 458     5 064      4 272      4 458     5 064
C      DC15   O.R. Tambo District Municipality                    26 068     13 196    43 939     24 208     15 056    43 939
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                                  96 922     87 137   127 928     95 062     88 997   127 928
-----------------------------------------------------------------------------------------------------------------------------
B     EC05b2  Umzimvubu                                            9 039      9 433    10 715      9 039      9 433    10 715
B     EC05b3  Matatiele
C      DC44   Alfred Nzo District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                                   9 039      9 433    10 715      9 039      9 433    10 715
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                    33 060     34 501    39 189     33 060     34 501    39 189

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                               273 907    281 165   348 546    273 824    281 249   352 095
-----------------------------------------------------------------------------------------------------------------------------

                                       166

                                  APPENDIX E5:
                      ALLOCATIONS-IN-KIND TO MUNICIPALITIES
                                  (SCHEDULE 7)

                                                                -------------------------------------------------------------
                                                                     WATER SERVICES OPERATING & TRANSFER SUBSIDY (DWAF)
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

FREE STATE

B      FS161  Letsemeng
B      FS162  Kopanong                                               177                             133         44
B      FS163  Mohokare
C      DC16   Xhariep District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEPMUNICIPALITIES                                         177                             133         44
-----------------------------------------------------------------------------------------------------------------------------
B      FS171  Naledi
B      FS172  Mangaung
B      FS173  Mantsopa
C      DC17   Motheo District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      FS181  Masilonyana
B      FS182  Tokologo
B      FS183  Tswelopele
B      FS184  Matjhabeng
B      FS185  Nala
C      DC18   Lejweleputswa District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      FS191  Setsoto
B      FS192  Dihlabeng
B      FS193  Nketoana
B      FS194  Maluti-a-Phofung                                                7 472     7 930      1 868      5 604    10 898
B      FS195  Phumelela
C      DC19   Thabo Mofutsanyana District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES                                      7 472     7 930      1 868      5 604    10 898
-----------------------------------------------------------------------------------------------------------------------------
B      FS201  Moqhaka
B      FS203  Ngwathe
B      FS204  Metsimaholo
B      FS205  Mafube
C      DC20   Fezile Dabi District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                                     177      7 472     7 930      2 001      5 648    10 898
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: INDIRECT GRANT
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

FREE STATE

B      FS161  Letsemeng                                            3 228      3 369     3 826      3 228      3 369     3 826
B      FS162  Kopanong
B      FS163  Mohokare
C      DC16   Xhariep District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEPMUNICIPALITIES                                       3 228      3 369     3 826      3 228      3 369     3 826
-----------------------------------------------------------------------------------------------------------------------------
B      FS171  Naledi                                                 581        607       689        581        607       689
B      FS172  Mangaung                                             7 701      8 036     9 128      7 701      8 036     9 128
B      FS173  Mantsopa                                             2 633      2 748     3 122      2 633      2 748     3 122
C      DC17   Motheo District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                                      10 915     11 391    12 939     10 915     11 391    12 939
-----------------------------------------------------------------------------------------------------------------------------
B      FS181  Masilonyana                                          2 282      2 382     2 705      2 282      2 382     2 705
B      FS182  Tokologo                                               507        529       601        507        529       601
B      FS183  Tswelopele                                              57         59        68         57         59        68
B      FS184  Matjhabeng                                           7 757      8 095     9 195      7 757      8 095     9 195
B      FS185  Nala
C      DC18   Lejweleputswa District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                               10 603     11 065    12 568     10 603     11 065    12 568
-----------------------------------------------------------------------------------------------------------------------------
B      FS191  Setsoto                                              2 370      2 473     2 809      2 370      2 473     2 809
B      FS192  Dihlabeng                                            2 885      3 010     3 420      2 885      3 010     3 420
B      FS193  Nketoana                                             1 197      1 249     1 419      1 197      1 249     1 419
B      FS194  Maluti-a-Phofung
B      FS195  Phumelela
C      DC19   Thabo Mofutsanyana District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES                           6 452      6 733     7 648      6 452      6 733     7 648
-----------------------------------------------------------------------------------------------------------------------------
B      FS201  Moqhaka
B      FS203  Ngwathe
B      FS204  Metsimaholo
B      FS205  Mafube
C      DC20   Fezile Dabi District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                       684        714       811        684        714       811

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                                  31 882     33 271    37 793     31 882     33 271    37 793
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                                 SUB-TOTAL: INDIRECT GRANTS
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

FREE STATE

B      FS161  Letsemeng                                            3 228      3 369     3 826      3 228      3 369     3 826
B      FS162  Kopanong                                               177                             133         44
B      FS163  Mohokare
C      DC16   Xhariep District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEPMUNICIPALITIES                                       3 405      3 369     3 826      3 361      3 413     3 826
-----------------------------------------------------------------------------------------------------------------------------
B      FS171  Naledi                                                 581        607       689        581        607       689
B      FS172  Mangaung                                             7 701      8 036     9 128      7 701      8 036     9 128
B      FS173  Mantsopa                                             2 633      2 748     3 122      2 633      2 748     3 122
C      DC17   Motheo District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                                      10 915     11 391    12 939     10 915     11 391    12 939
-----------------------------------------------------------------------------------------------------------------------------
B      FS181  Masilonyana                                          2 282      2 382     2 705      2 282      2 382     2 705
B      FS182  Tokologo                                               507        529       601        507        529       601
B      FS183  Tswelopele                                              57         59        68         57         59        68
B      FS184  Matjhabeng                                           7 757      8 095     9 195      7 757      8 095     9 195
B      FS185  Nala
C      DC18   Lejweleputswa District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                               10 603     11 065    12 568     10 603     11 065    12 568
-----------------------------------------------------------------------------------------------------------------------------
B      FS191  Setsoto                                              2 370      2 473     2 809      2 370      2 473     2 809
B      FS192  Dihlabeng                                            2 885      3 010     3 420      2 885      3 010     3 420
B      FS193  Nketoana                                             1 197      1 249     1 419      1 197      1 249     1 419
B      FS194  Maluti-a-Phofung                                                7 472     7 930      1 868      5 604    10 898
B      FS195  Phumelela
C      DC19   Thabo Mofutsanyana District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES                           6 452     14 205    15 578      8 320     12 337    18 546
-----------------------------------------------------------------------------------------------------------------------------
B      FS201  Moqhaka
B      FS203  Ngwathe
B      FS204  Metsimaholo
B      FS205  Mafube
C      DC20   Fezile Dabi District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                       684        714       811        684        714       811

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                                  32 059     40 743    45 723     33 883     38 919    48 691
-----------------------------------------------------------------------------------------------------------------------------

                                       167

                                  APPENDIX E5:
                      ALLOCATIONS-IN-KIND TO MUNICIPALITIES
                                  (SCHEDULE 7)

                                                                -------------------------------------------------------------
                                                                     WATER SERVICES OPERATING & TRANSFER SUBSIDY (DWAF)
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

GAUTENG

A             Ekurhuleni
A             City of Johannesburg
A             City of Tshwane(1)
-----------------------------------------------------------------------------------------------------------------------------
B     GT02b1  Nokeng tsa Taemane
B     GT02b2  Kungwini                                             2 337      2 478     2 626      2 372      2 443     2 626
C      DC46   Metsweding District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                                   2 337      2 478     2 626      2 372      2 443     2 626
-----------------------------------------------------------------------------------------------------------------------------
B      GT421  Emfuleni
B      GT422  Midvaal
B      GT423  Lesedi
C      DC42   Sedibeng District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      GT481  Mogale City
B      GT482  Randfontein
B      GT483  Westonaria
C      DC48   West Rand District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                                      2 337      2 478     2 626      2 372      2 443     2 626
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: INDIRECT GRANT
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

GAUTENG

A             Ekurhuleni                                          12 916     13 479    15 310     12 916     13 479    15 310
A             Ekurhuleni                                          12 916     13 479    15 310     12 916     13 479    15 310
A             City of Tshwane(1)                                  43 576     44 168    46 093     43 576     44 168    46 093
-----------------------------------------------------------------------------------------------------------------------------
B     GT02b1  Nokeng tsa Taemane                                   4 125      4 304     4 889      4 125      4 304     4 889
B     GT02b2  Kungwini                                             2 873      2 998     3 405      2 873      2 998     3 405
C      DC46   Metsweding District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                                   6 997      7 302     8 295      6 997      7 302     8 295
-----------------------------------------------------------------------------------------------------------------------------
B      GT421  Emfuleni                                             8 937      9 326    10 594      8 937      9 326    10 594
B      GT422  Midvaal
B      GT423  Lesedi
C      DC42   Sedibeng District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                                     8 937      9 326    10 594      8 937      9 326    10 594
-----------------------------------------------------------------------------------------------------------------------------
B      GT481  Mogale City                                            979      1 022     1 161        979      1 022     1 161
B      GT482  Randfontein
B      GT483  Westonaria
C      DC48   West Rand District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                                      979      1 022     1 161        979      1 022     1 161
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                     7 952      8 299     9 427      7 952      8 299     9 427

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                                    123 940    128 033   141 356    123 940    128 033   141 356
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                                 SUB-TOTAL: INDIRECT GRANTS
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

GAUTENG

A             Ekurhuleni                                          12 916     13 479    15 310     12 916     13 479    15 310
A             City of Johannesburg                                42 582     44 437    50 476     42 582     44 437    50 476
A             City of Tshwane(1)                                  43 576     44 168    46 093     43 576     44 168    46 093
-----------------------------------------------------------------------------------------------------------------------------
B      GT02b1 Nokeng tsa Taemane                                   4 125      4 304     4 889      4 125      4 304     4 889
B      GT02b2 Kungwini                                             5 210      5 476     6 031      5 245      5 441     6 031
C      DC46   Metsweding District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                                   9 334      9 780    10 921      9 369      9 745    10 921
-----------------------------------------------------------------------------------------------------------------------------
B      GT421  Emfuleni                                             8 937      9 326    10 594      8 937      9 326    10 594
B      GT422  Midvaal
B      GT423  Lesedi
C      DC42   Sedibeng District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                                     8 937      9 326    10 594      8 937      9 326    10 594
-----------------------------------------------------------------------------------------------------------------------------
B      GT481  Mogale City                                            979      1 022     1 161        979      1 022     1 161
B      GT482  Randfontein
B      GT483  Westonaria
C      DC48   West Rand District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                                      979      1 022     1 161        979      1 022     1 161
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                     7 952      8 299     9 427      7 952      8 299     9 427

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                                    126 277    130 511   143 982    126 312    130 476   143 982
-----------------------------------------------------------------------------------------------------------------------------

                                       168

                                  APPENDIX E5:
               ALLOCATIONS-IN-KIND TO MUNICIPALITIES (SCHEDULE 7)

                                                                -------------------------------------------------------------
                                                                     WATER SERVICES OPERATING & TRANSFER SUBSIDY (DWAF)
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A             eThekwini
-----------------------------------------------------------------------------------------------------------------------------
B      KZ211  Vulamehlo
B      KZ212  Umdoni
B      KZ213  Umzumbe
B      KZ214  uMuziwabantu
B      KZ215  Ezinqolweni
B      KZ216  Hibiscus Coast
C      DC21   Ugu District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      KZ221  uMshwathi
B      KZ222  uMngeni
B      KZ223  Mooi Mpofana
B      KZ224  Impendle
B      KZ225  Msunduzi
B      KZ226  Mkhambathini
B      KZ227  Richmond
C      DC22   uMgungundlovu District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      KZ232  Emnambithi/Ladysmith
B      KZ233  Indaka
B      KZ234  Umtshezi
B      KZ235  Okhahlamba
B      KZ236  Imbabazane
C      DC23   Uthukela District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      KZ241  Endumeni
B      KZ242  Nquthu
B      KZ244  Msinga
B      KZ245  Umvoti
C      DC24   Umzinyathi District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      KZ252  Newcastle                                                       1 175       705        294        881       904
B      KZ253  Utrecht
B      KZ254  Dannhauser
C      DC25   Amajuba District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                                                 1 175       705        294        881       904
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: INDIRECT GRANT
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A             eThekwini
-----------------------------------------------------------------------------------------------------------------------------
B      KZ211  Vulamehlo
B      KZ212  Umdoni                                               2 964      3 093     3 514      2 964      3 093     3 514
B      KZ213  Umzumbe
B      KZ214  uMuziwabantu                                        16 206     16 912    19 210     16 206     16 912    19 210
B      KZ215  Ezinqolweni
B      KZ216  Hibiscus Coast                                       3 080      3 214     3 651      3 080      3 214     3 651
C      DC21   Ugu District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                                         22 249     23 219    26 374     22 249     23 219    26 374
-----------------------------------------------------------------------------------------------------------------------------
B      KZ221  uMshwathi
B      KZ222  uMngeni
B      KZ223  Mooi Mpofana
B      KZ224  Impendle                                             7 659      7 993     9 079      7 659      7 993     9 079
B      KZ225  Msunduzi                                             4 793      5 002     5 681      4 793      5 002     5 681
B      KZ226  Mkhambathini
B      KZ227  Richmond
C      DC22   uMgungundlovu District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                               12 452     12 994    14 760     12 452     12 994    14 760
-----------------------------------------------------------------------------------------------------------------------------
B      KZ232  Emnambithi/Ladysmith
B      KZ233  Indaka
B      KZ234  Umtshezi
B      KZ235  Okhahlamba                                          21 770     22 719    25 806     21 770     22 719    25 806
B      KZ236  Imbabazane
C      DC23   Uthukela District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                                     21 770     22 719    25 806     21 770     22 719    25 806
-----------------------------------------------------------------------------------------------------------------------------
B      KZ241  Endumeni
B      KZ242  Nquthu                                              12 088     12 614    14 328     12 088     12 614    14 328
B      KZ244  Msinga
B      KZ245  Umvoti                                              11 193     11 680    13 268     11 193     11 680    13 268
C      DC24   Umzinyathi District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                                  23 280     24 294    27 596     23 280     24 294    27 596
-----------------------------------------------------------------------------------------------------------------------------
B      KZ252  Newcastle
B      KZ253  Utrecht
B      KZ254  Dannhauser                                           6 361      6 638     7 540      6 361      6 638     7 540
C      DC25   Amajuba District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                                      6 361      6 638     7 540      6 361      6 638     7 540
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                                 SUB-TOTAL: INDIRECT GRANTS
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A             eThekwini
-----------------------------------------------------------------------------------------------------------------------------

B      KZ211  Vulamehlo
B      KZ212  Umdoni                                               2 964      3 093     3 514      2 964      3 093     3 514
B      KZ213  Umzumbe
B      KZ214  uMuziwabantu                                        16 206     16 912    19 210     16 206     16 912    19 210
B      KZ215  Ezinqolweni
B      KZ216  Hibiscus Coast                                       3 080      3 214     3 651      3 080      3 214     3 651
C      DC21   Ugu District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                                         22 249     23 219    26 374     22 249     23 219    26 374
-----------------------------------------------------------------------------------------------------------------------------
B      KZ221  uMshwathi
B      KZ222  uMngeni
B      KZ223  Mooi Mpofana
B      KZ224  Impendle                                             7 659      7 993     9 079      7 659      7 993     9 079
B      KZ225  Msunduzi                                             4 793      5 002     5 681      4 793      5 002     5 681
B      KZ226  Mkhambathini
B      KZ227  Richmond
C      DC22   uMgungundlovu District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                               12 452     12 994    14 760     12 452     12 994    14 760
-----------------------------------------------------------------------------------------------------------------------------
B      KZ232  Emnambithi/Ladysmith
B      KZ233  Indaka
B      KZ234  Umtshezi
B      KZ235  Okhahlamba                                          21 770     22 719    25 806     21 770     22 719    25 806
B      KZ236  Imbabazane
C      DC23   Uthukela District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                                     21 770     22 719    25 806     21 770     22 719    25 806
-----------------------------------------------------------------------------------------------------------------------------
B      KZ241  Endumeni
B      KZ242  Nquthu                                              12 088     12 614    14 328     12 088     12 614    14 328
B      KZ244  Msinga
B      KZ245  Umvoti                                              11 193     11 680    13 268     11 193     11 680    13 268
C      DC24   Umzinyathi District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                                  23 280     24 294    27 596     23 280     24 294    27 596
-----------------------------------------------------------------------------------------------------------------------------
B      KZ252  Newcastle                                                       1 175       705        294        881       904
B      KZ253  Utrecht
B      KZ254  Dannhauser                                           6 361      6 638     7 540      6 361      6 638     7 540
C      DC25   Amajuba District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                                      6 361      7 813     8 245      6 655      7 519     8 444
-----------------------------------------------------------------------------------------------------------------------------

                                       169

                                  APPENDIX E5:
                      ALLOCATIONS-IN-KIND TO MUNICIPALITIES
                                  (SCHEDULE 7)

                                                                -------------------------------------------------------------
                                                                     WATER SERVICES OPERATING & TRANSFER SUBSIDY (DWAF)
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

B      KZ261  eDumbe
B      KZ262  uPhongolo
B      KZ263  Abaqulusi
B      KZ265  Nongoma
B      KZ266  Ulundi
C      DC26   Zululand District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      KZ271  Umhlabuyalingana
B      KZ272  Jozini
B      KZ273  The Big Five False Bay
B      KZ274  Hlabisa
B      KZ275  Mtubatuba
C      DC27   Umkhanyakude District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      KZ281  Mbonambi
B      KZ282  uMhlathuze
B      KZ283  Ntambanana
B      KZ284  Umlalazi
B      KZ285  Mthonjaneni
B      KZ286  Nkandla
C      DC28   uThungulu District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      KZ291  eNdondakusuka
B      KZ292  KwaDukuza
B      KZ293  Ndwedwe
B      KZ294  Maphumulo
C      DC29   iLembe District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      KZ5a1  Ingwe
B      KZ5a2  Kwa Sani
B      KZ5a4  Greater Kokstad
B      KZ5a5  Ubuhlebezwe
B      KZ5a6  Umzimkhulu
C      DC43   Sisonke District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL MUNICIPALITIES                                           1 175       705        294        881       904
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: INDIRECT GRANT
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

B      KZ261  eDumbe                                               6 436      6 717     7 629      6 436      6 717     7 629
B      KZ262  uPhongolo
B      KZ263  Abaqulusi
B      KZ265  Nongoma                                             10 676     11 141    12 655     10 676     11 141    12 655
B      KZ266  Ulundi                                               2 469      2 577     2 927      2 469      2 577     2 927
C      DC26   Zululand District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                                    19 581     20 434    23 211     19 581     20 434    23 211
-----------------------------------------------------------------------------------------------------------------------------
B      KZ271  Umhlabuyalingana
B      KZ272  Jozini                                               7 064      7 371     8 373      7 064      7 371     8 373
B      KZ273  The Big Five False Bay                               2 766      2 886     3 279      2 766      2 886     3 279
B      KZ274  Hlabisa                                              1 154      1 204     1 368      1 154      1 204     1 368
B      KZ275  Mtubatuba
C      DC27   Umkhanyakude District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                                10 983     11 462    13 019     10 983     11 462    13 019
-----------------------------------------------------------------------------------------------------------------------------
B      KZ281  Mbonambi                                             7 365      7 685     8 730      7 365      7 685     8 730
B      KZ282  uMhlathuze
B      KZ283  Ntambanana                                           4 885      5 098     5 791      4 885      5 098     5 791
B      KZ284  Umlalazi                                            16 570     17 292    19 642     16 570     17 292    19 642
B      KZ285  Mthonjaneni
B      KZ286  Nkandla                                             27 748     28 957    32 892     27 748     28 957    32 892
C      DC28   uThungulu District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                                   56 567     59 032    67 054     56 567     59 032    67 054
-----------------------------------------------------------------------------------------------------------------------------
B      KZ291  eNdondakusuka
B      KZ292  KwaDukuza
B      KZ293  Ndwedwe
B      KZ294  Maphumulo
C      DC29   iLembe District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      KZ5a1  Ingwe                                               20 875     21 785    24 745     20 875     21 785    24 745
B      KZ5a2  Kwa Sani
B      KZ5a4  Greater Kokstad
B      KZ5a5  Ubuhlebezwe
B      KZ5a6  Umzimkhulu                                           1 264      1 319     1 499      1 264      1 319     1 499
C      DC43   Sisonke District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                                     22 140     23 104    26 244     22 140     23 104    26 244
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                    11 400     11 897    13 513     11 400     11 897    13 513

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL MUNICIPALITIES                              206 782    215 792   245 119    206 782    215 792   245 119
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                                 SUB-TOTAL: INDIRECT GRANTS
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

B      KZ261  eDumbe                                               6 436      6 717     7 629      6 436      6 717     7 629
B      KZ262  uPhongolo
B      KZ263  Abaqulusi
B      KZ265  Nongoma                                             10 676     11 141    12 655     10 676     11 141    12 655
B      KZ266  Ulundi                                               2 469      2 577     2 927      2 469      2 577     2 927
C      DC26   Zululand District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                                    19 581     20 434    23 211     19 581     20 434    23 211
-----------------------------------------------------------------------------------------------------------------------------
B      KZ271  Umhlabuyalingana
B      KZ272  Jozini                                               7 064      7 371     8 373      7 064      7 371     8 373
B      KZ273  The Big Five False Bay                               2 766      2 886     3 279      2 766      2 886     3 279
B      KZ274  Hlabisa                                              1 154      1 204     1 368      1 154      1 204     1 368
B      KZ275  Mtubatuba
C      DC27   Umkhanyakude District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                                10 983     11 462    13 019     10 983     11 462    13 019
-----------------------------------------------------------------------------------------------------------------------------
B      KZ281  Mbonambi                                             7 365      7 685     8 730      7 365      7 685     8 730
B      KZ282  uMhlathuze
B      KZ283  Ntambanana                                           4 885      5 098     5 791      4 885      5 098     5 791
B      KZ284  Umlalazi                                            16 570     17 292    19 642     16 570     17 292    19 642
B      KZ285  Mthonjaneni
B      KZ286  Nkandla                                             27 748     28 957    32 892     27 748     28 957    32 892
C      DC28   uThungulu District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                                   56 567     59 032    67 054     56 567     59 032    67 054
-----------------------------------------------------------------------------------------------------------------------------
B      KZ291  eNdondakusuka
B      KZ292  KwaDukuza
B      KZ293  Ndwedwe
B      KZ294  Maphumulo
C      DC29   iLembe District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      KZ5a1  Ingwe                                               20 875     21 785    24 745     20 875     21 785    24 745
B      KZ5a2  Kwa Sani
B      KZ5a4  Greater Kokstad
B      KZ5a5  Ubuhlebezwe
B      KZ5a6  Umzimkhulu                                           1 264      1 319     1 499      1 264      1 319     1 499
C      DC43   Sisonke District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                                     22 140     23 104    26 244     22 140     23 104    26 244
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                    11 400     11 897    13 513     11 400     11 897    13 513

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL MUNICIPALITIES                              206 782    216 967   245 824    207 076    216 673   246 023
-----------------------------------------------------------------------------------------------------------------------------

                                       170

                                  APPENDIX E5:
                      ALLOCATIONS-IN-KIND TO MUNICIPALITIES
                                  (SCHEDULE 7)

                                                                -------------------------------------------------------------
                                                                     WATER SERVICES OPERATING & TRANSFER SUBSIDY (DWAF)
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

LIMPOPO

B     NP03a2  Makhuduthamaga
B     NP03a3  Fetakgomo
B     NP03a4  Greater Marble Hall
B     NP03a5  Greater Groblersdal
B     NP03a6  Greater Tubatse
C      DC47   Greater Sekhukhune District
              Municipality                                                   37 692    36 919      5 446     32 246    42 254
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES                            37 692    36 919      5 446     32 246    42 254
-----------------------------------------------------------------------------------------------------------------------------
B      NP331  Greater Giyani
B      NP332  Greater Letaba
B      NP333  Greater Tzaneen
B      NP334  Ba-Phalaborwa
B      NP335  Maruleng
C      DC33   Mopani District Municipality                        79 733     68 086    69 345     78 050     69 769    79 365
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                                      79 733     68 086    69 345     78 050     69 769    79 365
-----------------------------------------------------------------------------------------------------------------------------
B      NP341  Musina
B      NP342  Mutale
B      NP343  Thulamela
B      NP344  Makhado
C      DC34   Vhembe District Municipality                       143 680     96 626    98 620    136 881    103 425   112 870
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                                     143 680     96 626    98 620    136 881    103 425   112 870
-----------------------------------------------------------------------------------------------------------------------------
B      NP351  Blouberg
B      NP352  Aganang
B      NP353  Molemole
B      NP354  Polokwane                                           15 630     14 752    17 179     15 411     14 972    21 474
B      NP355  Lepelle-Nkumpi
C      DC35   Capricorn District Municipality                     55 319     46 046    43 394     53 979     47 386    50 465
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                                   70 949     60 798    60 573     69 390     62 358    71 939
-----------------------------------------------------------------------------------------------------------------------------
B      NP361  Thabazimbi
B      NP362  Lephalale
B      NP364  Mookgopong
B      NP365  Modimolle
B      NP366  Bela Bela
B      NP367  Mogalakwena
C      DC36   Waterberg District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                                    294 362    263 202   265 457    289 767    267 798   306 428
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: INDIRECT GRANT
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

LIMPOPO

B     NP03a2  Makhuduthamaga                                      11 884     12 402    14 087     11 884     12 402    14 087
B     NP03a3  Fetakgomo                                            3 382      3 529     4 009      3 382      3 529     4 009
B     NP03a4  Greater Marble Hall                                  5 694      5 942     6 750      5 694      5 942     6 750
B     NP03a5  Greater Groblersdal                                 16 175     16 879    19 173     16 175     16 879    19 173
B     NP03a6  Greater Tubatse                                      1 767      1 844     2 095      1 767      1 844     2 095
C      DC47   Greater Sekhukhune District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES                 38 902     40 597    46 114     38 902     40 597    46 114
-----------------------------------------------------------------------------------------------------------------------------
B      NP331  Greater Giyani                                       3 420      3 569     4 054      3 420      3 569     4 054
B      NP332  Greater Letaba                                       3 420      3 569     4 054      3 420      3 569     4 054
B      NP333  Greater Tzaneen                                      7 279      7 597     8 629      7 279      7 597     8 629
B      NP334  Ba-Phalaborwa                                        4 395      4 587     5 210      4 395      4 587     5 210
B      NP335  Maruleng                                               741        773       878        741        773       878
C      DC33   Mopani District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                                      19 256     20 095    22 826     19 256     20 095    22 826
-----------------------------------------------------------------------------------------------------------------------------
B      NP341  Musina                                               1 140      1 190     1 351      1 140      1 190     1 351
B      NP342  Mutale                                               5 934      6 192     7 034      5 934      6 192     7 034
B      NP343  Thulamela                                            3 135      3 272     3 716      3 135      3 272     3 716
B      NP344  Makhado                                             11 103     11 587    13 161     11 103     11 587    13 161
C      DC34   Vhembe District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                                      21 312     22 240    25 263     21 312     22 240    25 263
-----------------------------------------------------------------------------------------------------------------------------
B      NP351  Blouberg                                             5 603      5 847     6 642      5 603      5 847     6 642
B      NP352  Aganang                                              3 990      4 164     4 730      3 990      4 164     4 730
B      NP353  Molemole                                             3 135      3 272     3 716      3 135      3 272     3 716
B      NP354  Polokwane                                            3 135      3 272     3 716      3 135      3 272     3 716
B      NP355  Lepelle-Nkumpi                                       3 272      3 415     3 879      3 272      3 415     3 879
C      DC35   Capricorn District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                                   19 135     19 969    22 683     19 135     19 969    22 683
-----------------------------------------------------------------------------------------------------------------------------
B      NP361  Thabazimbi                                           1 710      1 785     2 027      1 710      1 785     2 027
B      NP362  Lephalale                                            7 587      7 917     8 993      7 587      7 917     8 993
B      NP364  Mookgopong                                           6 232      6 503     7 387      6 232      6 503     7 387
B      NP365  Modimolle                                            1 236      1 290     1 466      1 236      1 290     1 466
B      NP366  Bela Bela                                            1 140      1 190     1 351      1 140      1 190     1 351
B      NP367  Mogalakwena                                          6 142      6 409     7 280      6 142      6 409     7 280
C      DC36   Waterberg District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                                   24 047     25 094    28 505     24 047     25 094    28 505
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                     5 700      5 948     6 757      5 700      5 948     6 757

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                                    128 351    133 944   152 147    128 351    133 944   152 147
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                                 SUB-TOTAL: INDIRECT GRANTS
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

LIMPOPO

B     NP03a2  Makhuduthamaga                                      11 884     12 402    14 087     11 884     12 402    14 087
B     NP03a3  Fetakgomo                                            3 382      3 529     4 009      3 382      3 529     4 009
B     NP03a4  Greater Marble Hall                                  5 694      5 942     6 750      5 694      5 942     6 750
B     NP03a5  Greater Groblersdal                                 16 175     16 879    19 173     16 175     16 879    19 173
B     NP03a6  Greater Tubatse                                      1 767      1 844     2 095      1 767      1 844     2 095
C      DC47   Greater Sekhukhune District
              Municipality                                                   37 692    36 919      5 446     32 246    42 254
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES                 38 902     78 289    83 033     44 348     72 843    88 368
-----------------------------------------------------------------------------------------------------------------------------
B      NP331  Greater Giyani                                       3 420      3 569     4 054      3 420      3 569     4 054
B      NP332  Greater Letaba                                       3 420      3 569     4 054      3 420      3 569     4 054
B      NP333  Greater Tzaneen                                      7 279      7 597     8 629      7 279      7 597     8 629
B      NP334  Ba-Phalaborwa                                        4 395      4 587     5 210      4 395      4 587     5 210
B      NP335  Maruleng                                               741        773       878        741        773       878
C      DC33   Mopani District Municipality                        79 733     68 086    69 345     78 050     69 769    79 365
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                                      98 989     88 181    92 171     97 306     89 864   102 191
-----------------------------------------------------------------------------------------------------------------------------
B      NP341  Musina                                               1 140      1 190     1 351      1 140      1 190     1 351
B      NP342  Mutale                                               5 934      6 192     7 034      5 934      6 192     7 034
B      NP343  Thulamela                                            3 135      3 272     3 716      3 135      3 272     3 716
B      NP344  Makhado                                             11 103     11 587    13 161     11 103     11 587    13 161
C      DC34   Vhembe District Municipality                       143 680     96 626    98 620    136 881    103 425   112 870
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                                     164 992    118 866   123 883    158 193    125 665   138 133
-----------------------------------------------------------------------------------------------------------------------------
B      NP351  Blouberg                                             5 603      5 847     6 642      5 603      5 847     6 642
B      NP352  Aganang                                              3 990      4 164     4 730      3 990      4 164     4 730
B      NP353  Molemole                                             3 135      3 272     3 716      3 135      3 272     3 716
B      NP354  Polokwane                                           18 765     18 024    20 895     18 546     18 244    25 190
B      NP355  Lepelle-Nkumpi                                       3 272      3 415     3 879      3 272      3 415     3 879
C      DC35   Capricorn District Municipality                     55 319     46 046    43 394     53 979     47 386    50 465
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                                   90 084     80 767    83 256     88 525     82 327    94 622
-----------------------------------------------------------------------------------------------------------------------------
B      NP361  Thabazimbi                                           1 710      1 785     2 027      1 710      1 785     2 027
B      NP362  Lephalale                                            7 587      7 917     8 993      7 587      7 917     8 993
B      NP364  Mookgopong                                           6 232      6 503     7 387      6 232      6 503     7 387
B      NP365  Modimolle                                            1 236      1 290     1 466      1 236      1 290     1 466
B      NP366  Bela Bela                                            1 140      1 190     1 351      1 140      1 190     1 351
B      NP367  Mogalakwena                                          6 142      6 409     7 280      6 142      6 409     7 280
C      DC36   Waterberg District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                                   24 047     25 094    28 505     24 047     25 094    28 505
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                     5 700      5 948     6 757      5 700      5 948     6 757

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                                    422 713    397 146   417 604    418 118    401 742   458 575
-----------------------------------------------------------------------------------------------------------------------------

                                       171

                                  APPENDIX E5:
                      ALLOCATIONS-IN-KIND TO MUNICIPALITIES
                                  (SCHEDULE 7)

                                                                -------------------------------------------------------------
                                                                     WATER SERVICES OPERATING & TRANSFER SUBSIDY (DWAF)
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B      MP301  Albert Luthuli                                      14 310     15 169    15 989     14 525     14 954    15 989
B      MP302  Msukaligwa
B      MP303  Mkhondo
B      MP304  Pixley Ka Seme
B      MP305  Lekwa
B      MP306  Dipaleseng
B      MP307  Govan Mbeki
C      DC30   Gert Sibande District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                                14 310     15 169    15 989     14 525     14 954    15 989
-----------------------------------------------------------------------------------------------------------------------------
B      MP311  Delmas
B      MP312  Emalahleni
B      MP313  Steve Tshwete
B      MP314  Emakhazeni
B      MP315  Thembisile                                          16 719     17 723    18 786     16 970     17 472    18 786
B      MP316  Dr JS Moroka
C      DC31   Nkangala District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                                    16 719     17 723    18 786     16 970     17 472    18 786
-----------------------------------------------------------------------------------------------------------------------------
B      MP321  Thaba Chweu                                          2 035        810       859      1 729      1 116       859
B      MP322  Mbombela                                            35 113     38 465    24 601     35 951     37 627    24 601
B      MP323  Umjindi
B      MP324  Nkomazi                                                                   2 000                           2 000
B      MP325  Bushbuckridge
C      DC32   Ehlanzeni District Municipality                                           4 464                           9 440
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                                   37 148     39 275    31 924     37 680     38 743    36 900
-----------------------------------------------------------------------------------------------------------------------------

Unallocated and Non-Grid(1)&(2)

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                                  68 177     72 167    66 699     69 175     71 169    71 675
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: INDIRECT GRANT
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B      MP301  Albert Luthuli
B      MP302  Msukaligwa                                           2 460      2 567     2 916      2 460      2 567     2 916
B      MP303  Mkhondo                                              5 789      6 041     6 862      5 789      6 041     6 862
B      MP304  Pixley Ka Seme
B      MP305  Lekwa                                                1 271      1 326     1 507      1 271      1 326     1 507
B      MP306  Dipaleseng
B      MP307  Govan Mbeki                                          1 140      1 190     1 351      1 140      1 190     1 351
C      DC30   Gert Sibande District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                                10 660     11 124    12 636     10 660     11 124    12 636
-----------------------------------------------------------------------------------------------------------------------------
B      MP311  Delmas
B      MP312  Emalahleni
B      MP313  Steve Tshwete                                        1 265      1 320     1 499      1 265      1 320     1 499
B      MP314  Emakhazeni                                           1 722      1 797     2 042      1 722      1 797     2 042
B      MP315  Thembisile                                           2 667      2 784     3 162      2 667      2 784     3 162
B      MP316  Dr JS Moroka                                         5 147      5 371     6 101      5 147      5 371     6 101
C      DC31   Nkangala District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                                    10 801     11 272    12 804     10 801     11 272    12 804
-----------------------------------------------------------------------------------------------------------------------------
B      MP321  Thaba Chweu                                          4 604      4 805     5 458      4 604      4 805     5 458
B      MP322  Mbombela
B      MP323  Umjindi                                              1 835      1 915     2 176      1 835      1 915     2 176
B      MP324  Nkomazi
B      MP325  Bushbuckridge                                        4 237      4 422     5 023      4 237      4 422     5 023
C      DC32   Ehlanzeni District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                                   10 677     11 142    12 656     10 677     11 142    12 656
-----------------------------------------------------------------------------------------------------------------------------

Unallocated and Non-Grid  1&2                                     31 114     31 424    32 432     31 114     31 424    32 432

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                                  63 251     64 962    70 528     63 251     64 962    70 528
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                                 SUB-TOTAL: INDIRECT GRANTS
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B      MP301  Albert Luthuli                                      14 310     15 169    15 989     14 525     14 954    15 989
B      MP302  Msukaligwa                                           2 460      2 567     2 916      2 460      2 567     2 916
B      MP303  Mkhondo                                              5 789      6 041     6 862      5 789      6 041     6 862
B      MP304  Pixley Ka Seme
B      MP305  Lekwa                                                1 271      1 326     1 507      1 271      1 326     1 507
B      MP306  Dipaleseng
B      MP307  Govan Mbeki                                          1 140      1 190     1 351      1 140      1 190     1 351
C      DC30   Gert Sibande District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                                24 970     26 293    28 625     25 185     26 078    28 625
-----------------------------------------------------------------------------------------------------------------------------
B      MP311  Delmas
B      MP312  Emalahleni
B      MP313  Steve Tshwete                                        1 265      1 320     1 499      1 265      1 320     1 499
B      MP314  Emakhazeni                                           1 722      1 797     2 042      1 722      1 797     2 042
B      MP315  Thembisile                                          19 386     20 507    21 948     19 637     20 256    21 948
B      MP316  Dr JS Moroka                                         5 147      5 371     6 101      5 147      5 371     6 101
C      DC31   Nkangala District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                                    27 520     28 995    31 590     27 771     28 744    31 590
-----------------------------------------------------------------------------------------------------------------------------
B      MP321  Thaba Chweu                                          6 639      5 615     6 317      6 333      5 921     6 317
B      MP322  Mbombela                                            35 113     38 465    24 601     35 951     37 627    24 601
B      MP323  Umjindi                                              1 835      1 915     2 176      1 835      1 915     2 176
B      MP324  Nkomazi                                                                   2 000                           2 000
B      MP325  Bushbuckridge                                        4 237      4 422     5 023      4 237      4 422     5 023
C      DC32   Ehlanzeni District Municipality                                           4 464                           9 440
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                                   47 825     50 417    44 580     48 357     49 885    49 556
-----------------------------------------------------------------------------------------------------------------------------

Unallocated and Non-Grid  1&2                                     31 114     31 424    32 432     31 114     31 424    32 432

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                                 131 428    137 129   137 227    132 426    136 131   142 203
-----------------------------------------------------------------------------------------------------------------------------

                                       172

                                  APPENDIX E5:
                      ALLOCATIONS-IN-KIND TO MUNICIPALITIES
                                  (SCHEDULE 7)

                                                                -------------------------------------------------------------
                                                                     WATER SERVICES OPERATING & TRANSFER SUBSIDY (DWAF)
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B      NC451  Moshaweng
B      NC452  Ga-Segonyana
B      NC453  Gammagara
C      DC45   Kgalagadi District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      NC061  Richtersveld
B      NC062  Nama Khoi
B      NC064  Kamiesberg
B      NC065  Hantam
B      NC066  Karoo Hoogland
B      NC067  Khai-Ma
C      DC6    Namakwa District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      NC071  Ubuntu
B      NC072  Umsobomvu
B      NC073  Emthanjeni
B      NC074  Kareeberg
B      NC075  Renosterberg
B      NC076  Thembelihle
B      NC077  Siyathemba
B      NC078  Siyancuma
C      DC7    Karoo District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      NC081  Mier
B      NC082  !Kai! Garib
B      NC083  //Khara Hais
B      NC084  !Kheis
B      NC085  Tsantsabane
B      NC086  Kgatelopele
       DC8    Siyanda District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      NC091  Sol Plaatje
B      NC092  Dikgatlong                                           3 608      5 000                3 956      4 652
B      NC093  Magareng
B      NC094  Phokwane
C      DC9    Frances Baard District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                                3 608      5 000                3 956      4 652
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                                3 608      5 000                3 956      4 652
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: INDIRECT GRANT
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B      NC451  Moshaweng                                            2 376      2 479     2 816      2 376      2 479     2 816
B      NC452  Ga-Segonyana                                         1 828      1 908     2 167      1 828      1 908     2 167
B      NC453  Gammagara
C      DC45   Kgalagadi District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                                    4 204      4 387     4 983      4 204      4 387     4 983
-----------------------------------------------------------------------------------------------------------------------------
B      NC061  Richtersveld                                           410        428       486        410        428       486
B      NC062  Nama Khoi                                               10         10        12         10         10        12
B      NC064  Kamiesberg
B      NC065  Hantam                                                  10         10        12         10         10        12
B      NC066  Karoo Hoogland
B      NC067  Khai-Ma                                                410        428       486        410        428       486
C      DC6    Namakwa District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                                        841        877       997        841        877       997
-----------------------------------------------------------------------------------------------------------------------------
B      NC071  Ubuntu
B      NC072  Umsobomvu                                            1 109      1 158     1 315      1 109      1 158     1 315
B      NC073  Emthanjeni                                              84         87        99         84         87        99
B      NC074  Kareeberg                                              700        730       830        700        730       830
B      NC075  Renosterberg
B      NC076  Thembelihle
B      NC077  Siyathemba                                              60         62        71         60         62        71
B      NC078  Siyancuma                                              331        346       393        331        346       393
C      DC7    Karoo District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                                        2 284      2 384     2 707      2 284      2 384     2 707
-----------------------------------------------------------------------------------------------------------------------------
B      NC081  Mier
B      NC082  !Kai! Garib                                            456        476       541        456        476       541
B      NC083  //Khara Hais                                           140        146       166        140        146       166
B      NC084  !Kheis
B      NC085  Tsantsabane                                          4 325      4 514     5 127      4 325      4 514     5 127
B      NC086  Kgatelopele
       DC8    Siyanda District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                                      4 921      5 135     5 833      4 921      5 135     5 833
-----------------------------------------------------------------------------------------------------------------------------
B      NC091  Sol Plaatje
B      NC092  Dikgatlong                                           1 409      1 470     1 670      1 409      1 470     1 670
B      NC093  Magareng
B      NC094  Phokwane                                             3 591      3 747     4 257      3 591      3 747     4 257
C      DC9    Frances Baard District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                                5 000      5 218     5 927      5 000      5 218     5 927
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                       342        357       405        342        357       405

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                               17 592     18 358    20 853     17 592     18 358    20 853
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                                 SUB-TOTAL: INDIRECT GRANTS
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B      NC451  Moshaweng                                            2 376      2 479     2 816      2 376      2 479     2 816
B      NC452  Ga-Segonyana                                         1 828      1 908     2 167      1 828      1 908     2 167
B      NC453  Gammagara
C      DC45   Kgalagadi District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                                    4 204      4 387     4 983      4 204      4 387     4 983
-----------------------------------------------------------------------------------------------------------------------------
B      NC061  Richtersveld                                           410        428       486        410        428       486
B      NC062  Nama Khoi                                               10         10        12         10         10        12
B      NC064  Kamiesberg
B      NC065  Hantam                                                  10         10        12         10         10        12
B      NC066  Karoo Hoogland
B      NC067  Khai-Ma                                                410        428       486        410        428       486
C      DC6    Namakwa District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                                        841        877       997        841        877       997
-----------------------------------------------------------------------------------------------------------------------------
B      NC071  Ubuntu
B      NC072  Umsobomvu                                            1 109      1 158     1 315      1 109      1 158     1 315
B      NC073  Emthanjeni                                              84         87        99         84         87        99
B      NC074  Kareeberg                                              700        730       830        700        730       830
B      NC075  Renosterberg
B      NC076  Thembelihle
B      NC077  Siyathemba                                              60         62        71         60         62        71
B      NC078  Siyancuma                                              331        346       393        331        346       393
C      DC7    Karoo District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                                        2 284      2 384     2 707      2 284      2 384     2 707
-----------------------------------------------------------------------------------------------------------------------------
B      NC081  Mier
B      NC082  !Kai! Garib                                            456        476       541        456        476       541
B      NC083  //Khara Hais                                           140        146       166        140        146       166
B      NC084  !Kheis
B      NC085  Tsantsabane                                          4 325      4 514     5 127      4 325      4 514     5 127
B      NC086  Kgatelopele
       DC8    Siyanda District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                                      4 921      5 135     5 833      4 921      5 135     5 833
-----------------------------------------------------------------------------------------------------------------------------
B      NC091  Sol Plaatje
B      NC092  Dikgatlong                                           5 017      6 470     1 670      5 365      6 122     1 670
B      NC093  Magareng
B      NC094  Phokwane                                             3 591      3 747     4 257      3 591      3 747     4 257
C      DC9    Frances Baard District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                                8 608     10 218     5 927      8 956      9 870     5 927
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                       342        357       405        342        357       405

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                               21 200     23 358    20 853     21 548     23 010    20 853
-----------------------------------------------------------------------------------------------------------------------------

                                       173

                                  APPENDIX E5:
                      ALLOCATIONS-IN-KIND TO MUNICIPALITIES
                                  (SCHEDULE 7)

                                                                -------------------------------------------------------------
                                                                     WATER SERVICES OPERATING & TRANSFER SUBSIDY (DWAF)
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

NORTH WEST

B      NW371   Moretele                                           11 053     14 326     8 814     11 871     13 508     8 814
B      NW372   Madibeng
B      NW373   Rustenburg                                          4 055      5 500     4 866      4 416      5 139     4 866
B      NW374   Kgetlengrivier
B      NW375   Moses Kotane                                       12 640     18 060    21 114     13 995     16 705    21 114
C      DC37    Bojanala Platinum District
               Municipality(1)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                           27 748     37 886    34 794     30 282     35 352    34 794
-----------------------------------------------------------------------------------------------------------------------------
B      NW381   Ratlou
B      NW382   Tswaing
B      NW383   Mafikeng
B      NW384   Ditsobotla
B      NW385   Zeerust
C      DC38    Central District Municipality                      34 066     43 932    57 151     35 492     42 506    55 599
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                                     34 066     43 932    57 151     35 492     42 506    55 599
-----------------------------------------------------------------------------------------------------------------------------
B      NW391   Kagisano
B      NW392   Naledi
B      NW393   Mamusa
B      NW394   Greater Taung
B      NW395   Molopo
B      NW396   Lekwa-Teemane
C      DC39    Bophirima District Municipality                    21 898     21 601    26 091     21 855     21 644    25 247
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                                   21 898     21 601    26 091     21 855     21 644    25 247
-----------------------------------------------------------------------------------------------------------------------------
B      NW401   Ventersdorp
B      NW402   Potchefstroom
B      NW403   Klerksdorp
B      NW404   Maquassi Hills
B      NW405   Merafong City
C      DC40    Southern District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                                  83 712    103 419   118 036     87 629     99 502   115 640
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: INDIRECT GRANT
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

NORTH WEST

B      NW371  Moretele                                             2 708      2 825     3 209      2 708      2 825     3 209
B      NW372  Madibeng                                             2 879      3 004     3 412      2 879      3 004     3 412
B      NW373  Rustenburg                                           6 731      7 024     7 978      6 731      7 024     7 978
B      NW374  Kgetlengrivier                                       3 146      3 283     3 730      3 146      3 283     3 730
B      NW375  Moses Kotane                                         6 642      6 931     7 873      6 642      6 931     7 873
C      DC37   Bojanala Platinum District
              Municipality(1)                                     30 000     30 000    30 000     30 000     30 000    30 000
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                           52 105     53 068    56 203     52 105     53 068    56 203
-----------------------------------------------------------------------------------------------------------------------------
B      NW381  Ratlou                                               3 834      4 001     4 545      3 834      4 001     4 545
B      NW382  Tswaing                                              4 283      4 469     5 077      4 283      4 469     5 077
B      NW383  Mafikeng                                             5 449      5 687     6 460      5 449      5 687     6 460
B      NW384  Ditsobotla                                           5 523      5 763     6 547      5 523      5 763     6 547
B      NW385  Zeerust                                              3 129      3 266     3 710      3 129      3 266     3 710
C      DC38   Central District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRALMUNICIPALITIES                                      22 218     23 186    26 337     22 218     23 186    26 337
-----------------------------------------------------------------------------------------------------------------------------
B      NW391  Kagisano                                             3 318      3 463     3 933      3 318      3 463     3 933
B      NW392  Naledi
B      NW393  Mamusa
B      NW394  Greater Taung                                       10 354     10 805    12 274     10 354     10 805    12 274
B      NW395  Molopo
B      NW396  Lekwa-Teemane                                          559        583       662        559        583       662
C      DC39   Bophirima District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                                   14 231     14 851    16 869     14 231     14 851    16 869
-----------------------------------------------------------------------------------------------------------------------------
B      NW401  Ventersdorp                                            992      1 035     1 176        992      1 035     1 176
B      NW402  Potchefstroom
B      NW403  Klerksdorp                                           2 554      2 665     3 027      2 554      2 665     3 027
B      NW404  Maquassi Hills
B      NW405  Merafong City
C      DC40   Southern District Municipality                         463        483       549        463        483       549
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                                     4 008      4 183     4 751      4 008      4 183     4 751
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                    45 499     47 481    53 934     45 499     47 481    53 934

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                                 138 061    142 769   158 095    138 061    142 769   158 095
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                                 SUB-TOTAL: INDIRECT GRANTS
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

NORTH WEST

B      NW371  Moretele                                            13 761     17 151    12 023     14 579     16 333    12 023
B      NW372  Madibeng                                             2 879      3 004     3 412      2 879      3 004     3 412
B      NW373  Rustenburg                                          10 786     12 524    12 844     11 147     12 163    12 844
B      NW374  Kgetlengrivier                                       3 146      3 283     3 730      3 146      3 283     3 730
B      NW375  Moses Kotane                                        19 282     24 991    28 987     20 637     23 636    28 987
C      DC37   Bojanala Platinum District
              Municipality(1)                                     30 000     30 000    30 000     30 000     30 000    30 000
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                           79 853     90 954    90 997     82 387     88 420    90 997
-----------------------------------------------------------------------------------------------------------------------------
B      NW381  Ratlou                                               3 834      4 001     4 545      3 834      4 001     4 545
B      NW382  Tswaing                                              4 283      4 469     5 077      4 283      4 469     5 077
B      NW383  Mafikeng                                             5 449      5 687     6 460      5 449      5 687     6 460
B      NW384  Ditsobotla                                           5 523      5 763     6 547      5 523      5 763     6 547
B      NW385  Zeerust                                              3 129      3 266     3 710      3 129      3 266     3 710
C      DC38   Central District Municipality                       34 066     43 932    57 151     35 492     42 506    55 599
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRALMUNICIPALITIES                                      56 284     67 118    83 488     57 710     65 692    81 936
-----------------------------------------------------------------------------------------------------------------------------
B      NW391  Kagisano                                             3 318      3 463     3 933      3 318      3 463     3 933
B      NW392  Naledi
B      NW393  Mamusa
B      NW394  Greater Taung                                       10 354     10 805    12 274     10 354     10 805    12 274
B      NW395  Molopo
B      NW396  Lekwa-Teemane                                          559        583       662        559        583       662
C      DC39   Bophirima District Municipality                     21 898     21 601    26 091     21 855     21 644    25 247
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                                   36 129     36 452    42 960     36 086     36 495    42 116
-----------------------------------------------------------------------------------------------------------------------------
B      NW401  Ventersdorp                                            992      1 035     1 176        992      1 035     1 176
B      NW402  Potchefstroom
B      NW403  Klerksdorp                                           2 554      2 665     3 027      2 554      2 665     3 027
B      NW404  Maquassi Hills
B      NW405  Merafong City
C      DC40   Southern District Municipality                         463        483       549        463        483       549
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                                     4 008      4 183     4 751      4 008      4 183     4 751
-----------------------------------------------------------------------------------------------------------------------------

Unallocated(2)                                                    45 499     47 481    53 934     45 499     47 481    53 934

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                                 221 773    246 188   276 131    225 690    242 271   273 735
-----------------------------------------------------------------------------------------------------------------------------

                                       174

                                  APPENDIX E5:
                     ALLOCATIONS-IN-KIND TO MUNICIPALITIES
                                  (SCHEDULE 7)

                                                                -------------------------------------------------------------
                                                                     WATER SERVICES OPERATING & TRANSFER SUBSIDY (DWAF)
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A             City of Cape Town
-----------------------------------------------------------------------------------------------------------------------------
B      WC011  Matzikama
B      WC012  Cederberg
B      WC013  Bergrivier
B      WC014  Saldanha Bay
B      WC015  Swartland
C      DC1    West Coast District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      WC022  Witzenberg
B      WC023  Drakenstein
B      WC024  Stellenbosch
B      WC025  Breede Valley
B      WC026  Breede River Winelands
C      DC2    Cape Winelands District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      WC031  Theewaterskloof
B      WC032  Overstrand
B      WC033  Cape Agulhas
B      WC034  Swellendam
C      DC3    Overberg District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      WC041  Kannaland
B      WC042  Hessequa
B      WC043  Mossel Bay
B      WC044  George
B      WC045  Oudtshoorn
B      WC047  Bitou
B      WC048  Knysna
C      DC4    Eden District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------
B      WC051  Laingsburg
B      WC052  Prince Albert
B      WC053  Beaufort West
C      DC5    Central Karoo District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES
-----------------------------------------------------------------------------------------------------------------------------

Local Neighbourhood Development Partnership Grant
Financial Management Grant - DBSA

-----------------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                                   490 500    490 025   530 507    493 238    487 289   580 774
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                INTEGRATED NATIONAL ELECTRIFICATION PROGRAMME: INDIRECT GRANT
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A             City of Cape Town                                   11 801     12 316    13 994     11 801     12 316    13 994
-----------------------------------------------------------------------------------------------------------------------------
B      WC011  Matzikama                                            1 468      1 532     1 740      1 468      1 532     1 740
B      WC012  Cederberg
B      WC013  Bergrivier                                             611        638       724        611        638       724
B      WC014  Saldanha Bay
B      WC015  Swartland                                            2 180      2 275     2 584      2 180      2 275     2 584
C      DC1    West Coast District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES                                   4 258      4 444     5 048      4 258      4 444     5 048
-----------------------------------------------------------------------------------------------------------------------------
B      WC022  Witzenberg                                              20         21        24         20         21        24
B      WC023  Drakenstein
B      WC024  Stellenbosch
B      WC025  Breede Valley                                          586        612       695        586        612       695
B      WC026  Breede River Winelands                               3 568      3 723     4 229      3 568      3 723     4 229
C      DC2    Cape Winelands District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                                       4 174      4 356     4 948      4 174      4 356     4 948
-----------------------------------------------------------------------------------------------------------------------------
B      WC031  Theewaterskloof                                      3 262      3 404     3 867      3 262      3 404     3 867
B      WC032  Overstrand                                             466        486       552        466        486       552
B      WC033  Cape Agulhas                                           694        724       823        694        724       823
B      WC034  Swellendam                                             932        973     1 105        932        973     1 105
C      DC3    Overberg District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                                     5 354      5 587     6 347      5 354      5 587     6 347
-----------------------------------------------------------------------------------------------------------------------------
B      WC041  Kannaland                                               36         38        43         36         38        43
B      WC042  Hessequa                                                10         10        12         10         10        12
B      WC043  Mossel Bay
B      WC044  George                                               1 309      1 366     1 551      1 309      1 366     1 551
B      WC045  Oudtshoorn                                              46         48        54         46         48        54
B      WC047  Bitou                                                   23         24        27         23         24        27
B      WC048  Knysna                                               1 495      1 561     1 773      1 495      1 561     1 773
C      DC4    Eden District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                                         2 919      3 046     3 460      2 919      3 046     3 460
-----------------------------------------------------------------------------------------------------------------------------
B      WC051  Laingsburg                                           1 384      1 444     1 641      1 384      1 444     1 641
B      WC052  Prince Albert                                        1 596      1 666     1 892      1 596      1 666     1 892
B      WC053  Beaufort West                                           40         42        47         40         42        47
C      DC5    Central Karoo District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES                                3 020      3 151     3 580      3 020      3 151     3 580
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                                31 527     32 900    37 377     31 527     32 900    37 377
-----------------------------------------------------------------------------------------------------------------------------

Local Neighbourhood Development Partnership Grant
Financial Management Grant - DBSA

-----------------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                                   977 165  1 016 083 1 142 758    977 165  1 016 083 1 142 758
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                                 SUB-TOTAL: INDIRECT GRANTS
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A             City of Cape Town                                   11 801     12 316    13 994     11 801     12 316    13 994
-----------------------------------------------------------------------------------------------------------------------------
B      WC011  Matzikama                                            1 468      1 532     1 740      1 468      1 532     1 740
B      WC012  Cederberg
B      WC013  Bergrivier                                             611        638       724        611        638       724
B      WC014  Saldanha Bay
B      WC015  Swartland                                            2 180      2 275     2 584      2 180      2 275     2 584
C      DC1    West Coast District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES                                   4 258      4 444     5 048      4 258      4 444     5 048
-----------------------------------------------------------------------------------------------------------------------------
B      WC022  Witzenberg                                              20         21        24         20         21        24
B      WC023  Drakenstein
B      WC024  Stellenbosch
B      WC025  Breede Valley                                          586        612       695        586        612       695
B      WC026  Breede River Winelands                               3 568      3 723     4 229      3 568      3 723     4 229
C      DC2    Cape Winelands District
              Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                                       4 174      4 356     4 948      4 174      4 356     4 948
-----------------------------------------------------------------------------------------------------------------------------
B      WC031  Theewaterskloof                                      3 262      3 404     3 867      3 262      3 404     3 867
B      WC032  Overstrand                                             466        486       552        466        486       552
B      WC033  Cape Agulhas                                           694        724       823        694        724       823
B      WC034  Swellendam                                             932        973     1 105        932        973     1 105
C      DC3    Overberg District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                                     5 354      5 587     6 347      5 354      5 587     6 347
-----------------------------------------------------------------------------------------------------------------------------
B      WC041  Kannaland                                               36         38        43         36         38        43
B      WC042  Hessequa                                                10         10        12         10         10        12
B      WC043  Mossel Bay
B      WC044  George                                               1 309      1 366     1 551      1 309      1 366     1 551
B      WC045  Oudtshoorn                                              46         48        54         46         48        54
B      WC047  Bitou                                                   23         24        27         23         24        27
B      WC048  Knysna                                               1 495      1 561     1 773      1 495      1 561     1 773
C      DC4    Eden District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                                         2 919      3 046     3 460      2 919      3 046     3 460
-----------------------------------------------------------------------------------------------------------------------------
B      WC051  Laingsburg                                           1 384      1 444     1 641      1 384      1 444     1 641
B      WC052  Prince Albert                                        1 596      1 666     1 892      1 596      1 666     1 892
B      WC053  Beaufort West                                           40         42        47         40         42        47
C      DC5    Central Karoo District Municipality
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES                                3 020      3 151     3 580      3 020      3 151     3 580
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                                31 527     32 900    37 377     31 527     32 900    37 377
-----------------------------------------------------------------------------------------------------------------------------

Local Neighbourhood Development Partnership Grant                 50 000    950 000 1 500 000     50 000    950 000 1 500 000
Financial Management Grant - DBSA                                 53 407     53 407    50 000     53 407     53 407    50 000

-----------------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                                 1 571 072  2 509 515 3 223 265  1 573 810  2 506 779 3 273 532
-----------------------------------------------------------------------------------------------------------------------------

1     Includes non-grid amounts from INEP.

2     Unallocated amounts from INEP.

                                       175

                                  APPENDIX E6:

             EQUITABLE SHARE AND TOTAL ALLOCATIONS TO MUNICPALITIES
                    BY NATIONAL AND MUNICIPAL FINANCIAL YEARS

                                       176

                                  APPENDIX E6:
             EQUITABLE SHARE AND TOTAL ALLOCATIONS TO MUNICPALITIES
                   BY NATIONAL AND MUNICIPAL FINANCIAL YEARS

                                                                -------------------------------------------------------------
                                                                                      EQUITABLE SHARE(1)
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A              Nelson Mandela                                    487 471    559 509   634 872    487 471    559 509   634 872
-----------------------------------------------------------------------------------------------------------------------------
B      EC101  Camdeboo                                            11 875     13 457    15 288     11 875     13 457    15 288
B      EC102  Blue Crane Route                                    12 857     14 390    16 337     12 857     14 390    16 337
B      EC103  Ikwezi                                               4 985      5 451     6 169      4 985      5 451     6 169
B      EC104  Makana                                              22 243     25 209    28 635     22 243     25 209    28 635
B      EC105  Ndlambe                                             18 451     20 847    23 683     18 451     20 847    23 683
B      EC106  Sundays River Valley                                11 469     11 832    13 417     11 469     11 832    13 417
B      EC107  Baviaans                                             5 192      5 654     6 403      5 192      5 654     6 403
B      EC108  Kouga                                               16 313     18 354    20 897     16 313     18 354    20 897
B      EC109  Koukamma                                             9 478     10 357    11 765      9 478     10 357    11 765
C      DC10   Cacadu District Municipality                        41 735     48 266    54 344     41 735     48 266    54 344
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES                                     154 597    173 816   196 938    154 597    173 816   196 938
-----------------------------------------------------------------------------------------------------------------------------
B      EC121  Mbhashe                                             43 841     35 925    40 675     43 841     35 925    40 675
B      EC122  Mnquma                                              50 986     51 546    58 411     50 986     51 546    58 411
B      EC123  Great Kei                                           10 069     10 860    12 303     10 069     10 860    12 303
B      EC124  Amahlathi                                           28 417     31 199    35 349     28 417     31 199    35 349
B      EC125  Buffalo City                                       213 344    240 947   274 585    213 344    240 947   274 585
B      EC126  Ngqushwa                                            19 470     21 235    24 050     19 470     21 235    24 050
B      EC127  Nkonkobe                                            29 592     32 677    37 021     29 592     32 677    37 021
B      EC128  Nxuba                                                6 732      7 356     8 339      6 732      7 356     8 339
C      DC12   Amatole District Municipality                      239 569    277 603   313 970    239 569    277 603   313 970
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                                    642 018    709 348   804 704    642 018    709 348   804 704
-----------------------------------------------------------------------------------------------------------------------------
B      EC131  Inxuba Yethemba                                     13 033     14 657    16 647     13 033     14 657    16 647
B      EC132  Tsolwana                                             8 114      8 681     9 811      8 114      8 681     9 811
B      EC133  Inkwanca                                             5 769      6 198     7 016      5 769      6 198     7 016
B      EC134  Lukhanji                                            34 974     39 015    44 241     34 974     39 015    44 241
B      EC135  Intsika Yethu                                       37 913     31 816    35 986     37 913     31 816    35 986
B      EC136  Emalahleni                                          22 609     23 459    26 546     22 609     23 459    26 546
B      EC137  Engcobo                                             26 902     21 660    24 523     26 902     21 660    24 523
B      EC138  Sakhisizwe                                          11 369     12 320    13 967     11 369     12 320    13 967
C      DC13   Chris Hani District Municipality                   120 018    136 275   154 660    120 018    136 275   154 660
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                                 280 703    294 081   333 398    280 703    294 081   333 398
-----------------------------------------------------------------------------------------------------------------------------

                                                                -------------------------------------------------------------
                                                                                         GRAND TOTAL
                                                                -------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08   2008/09    2006/07    2007/08   2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)   (R'000)    (R'000)    (R'000)   (R'000)
-----------------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A             Nelson Mandela                                     816 597    943 550   787 391    830 368    916 797   755 592
-----------------------------------------------------------------------------------------------------------------------------
B      EC101  Camdeboo                                            21 424     18 259    20 565     20 044     18 407    19 784
B      EC102  Blue Crane Route                                    26 589     28 277    25 654     26 457     27 115    24 308
B      EC103  Ikwezi                                              11 905     15 696     9 101     12 590     13 805     8 739
B      EC104  Makana                                              39 573     43 572    42 030     39 815     42 341    39 307
B      EC105  Ndlambe                                             27 078     31 123    36 213     27 296     31 589    33 767
B      EC106  Sundays River Valley                                28 711     24 968    23 177     27 501     24 124    21 046
B      EC107  Baviaans                                            18 719     23 306     8 523     19 750     19 422     8 118
B      EC108  Kouga                                               35 172     42 749    34 015     36 538     39 809    31 487
B      EC109  Koukamma                                            16 528     17 109    19 900     16 428     17 306    18 870
C      DC10   Cacadu District Municipality                        43 235     49 766    56 094     43 235     49 766    56 094
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES                                     268 934    294 825   275 271    269 654    283 684   261 520
-----------------------------------------------------------------------------------------------------------------------------
B      EC121  Mbhashe                                             66 420     60 356    69 791     66 775     61 115    65 804
B      EC122  Mnquma                                              87 806     91 235   105 163     88 315     92 322    99 456
B      EC123  Great Kei                                           13 240     14 926    17 036     13 318     15 093    16 161
B      EC124  Amahlathi                                           36 151     40 562    46 625     36 374     41 040    44 114
B      EC125  Buffalo City                                       370 646    371 873   435 995    375 673    378 274   403 649
B      EC126  Ngqushwa                                            26 884     29 487    34 124     27 034     29 806    32 451
B      EC127  Nkonkobe                                            37 216     41 716    47 839     37 424     42 160    45 505
B      EC128  Nxuba                                               10 982     12 333    15 961     10 982     12 877    15 417
C      DC12   Amatole District Municipality                      401 789    490 302   524 326    409 065    494 264   480 426
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                                  1 051 132  1 152 791 1 296 860  1 064 958  1 166 951 1 202 983
-----------------------------------------------------------------------------------------------------------------------------
B      EC131  Inxuba Yethemba                                     15 630     17 664    20 209     15 695     17 802    19 481
B      EC132  Tsolwana                                             9 124     10 289    13 619      9 124     10 827    13 081
B      EC133  Inkwanca                                             6 959      7 993     9 132      6 959      7 993     9 132
B      EC134  Lukhanji                                           130 998    139 844   159 249    131 269    140 424   156 204
B      EC135  Intsika Yethu                                       50 084     45 147    51 666     50 348     45 712    48 701
B      EC136  Emalahleni                                          31 322     32 949    37 784     31 497     33 323    35 819
B      EC137  Engcobo                                             36 197     31 841    36 668     36 404     32 284    34 346
B      EC138  Sakhisizwe                                          17 037     18 437    21 103     17 136     18 647    19 999
C      DC13   Chris Hani District Municipality                   270 360    315 442   343 203    277 628    317 699   303 893
-----------------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                                 567 711    619 607   692 633    576 060    624 712   640 655
-----------------------------------------------------------------------------------------------------------------------------

                                       177

                                  APPENDIX E6:
             EQUITABLE SHARE AND TOTAL ALLOCATIONS TO MUNICPALITIES
                   BY NATIONAL AND MUNICIPAL FINANCIAL YEARS

                                                               ----------------------------------------------------------------
                                                                                      EQUITABLE SHARE(1)
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER   MUNICIPALITY                                     (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

B      EC141  Elundini                                            28 578     23 288     26 352     28 578     23 288     26 352
B      EC142  Senqu                                               27 650     29 856     33 841     27 650     29 856     33 841
B      EC143  Maletswai                                            7 493      7 981      9 052      7 493      7 981      9 052
B      EC144  Gariep                                               7 922      8 700      9 872      7 922      8 700      9 872
C      DC14   Ukhahlamba District Municipality                    57 631     62 886     71 303     57 631     62 886     71 303
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                                 129 273    132 711    150 419    129 273    132 711    150 419
-------------------------------------------------------------------------------------------------------------------------------

B      EC151  Mbizana                                             37 802     34 939     39 523     37 802     34 939     39 523
B      EC152  Ntabankulu                                          24 308     19 529     22 087     24 308     19 529     22 087
B      EC153  Qaukeni                                             41 215     34 047     38 536     41 215     34 047     38 536
B      EC154  Port St Johns                                       25 726     20 770     23 490     25 726     20 770     23 490
B      EC155  Nyandeni                                            45 643     40 427     45 789     45 643     40 427     45 789
B      EC156  Mhlontlo                                            35 261     31 104     35 222     35 261     31 104     35 222
B      EC157  King Sabata Dalindyebo                              55 092     57 873     65 827     55 092     57 873     65 827
C      DC15   O.R. Tambo District Municipality                   190 354    202 672    230 039    190 354    202 672    230 039
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                                 455 400    441 362    500 513    455 400    441 362    500 513
-------------------------------------------------------------------------------------------------------------------------------

B     EC05b2  Umzimvubu                                           66 629     50 864     37 097     66 629     50 864     37 097
B     EC05b3  Matatiele                                           18 598     32 798     37 502     18 598     32 798     37 502
C      DC44   Alfred Nzo District Municipality                    73 495     66 190     70 414     73 495     66 190     70 414
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                                 158 722    149 852    145 013    158 722    149 852    145 013
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                             2 308 185  2 460 680  2 765 857  2 308 185  2 460 680  2 765 857
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                         GRAND TOTAL
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                 2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER   MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

B      EC141  Elundini                                            45 701     41 559     45 143     45 920     41 526     42 694
B      EC142  Senqu                                               35 538     38 654     44 584     35 765     39 138     42 041
B      EC143  Maletswai                                           12 623     13 682     15 736     12 710     13 869     14 754
B      EC144  Gariep                                               9 142      9 949     13 794      9 142     10 531     13 212
C      DC14   Ukhahlamba District Municipality                   134 646    163 888    161 765    140 605    161 132    140 703
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                                 237 651    267 732    281 023    244 141    266 196    253 405
-------------------------------------------------------------------------------------------------------------------------------
B      EC151  Mbizana                                             62 649     61 620     70 786     62 960     62 285     67 299
B      EC152  Ntabankulu                                          31 395     27 341     31 446     31 576     27 728     29 415
B      EC153  Qaukeni                                             65 261     59 963     68 779     65 599     60 687     64 980
B      EC154  Port St Johns                                       59 002     55 931     63 694     59 191     56 335     61 575
B      EC155  Nyandeni                                            61 822     58 177     67 065     62 177     58 936     63 083
B      EC156  Mhlontlo                                            57 813     55 352     63 668     58 109     55 985     60 346
B      EC157  King Sabata Dalindyebo                              79 563     93 884     98 231     80 097     95 026     92 239
C      DC15   O.R. Tambo District Municipality                   513 785    564 482    682 821    523 346    582 728    589 397
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                                 931 290    976 751  1 146 491    943 055    999 709  1 028 334
-------------------------------------------------------------------------------------------------------------------------------
B     EC05b2  Umzimvubu                                          107 657     96 091     91 738    108 608     98 124     81 065
B     EC05b3  Matatiele                                           29 968     45 422     52 807     30 281     46 093     49 289
C      DC44   Alfred Nzo District Municipality                   144 334    146 098    163 616    146 544    149 154    142 994
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                                 281 959    287 612    308 161    285 434    293 371    273 348
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated                                                 33 060     34 501     39 189     33 060     34 501     39 189

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERNCAPE MUNICIPALITIES                              4 188 334  4 577 368  4 827 018  4 246 730  4 585 922  4 455 026
-------------------------------------------------------------------------------------------------------------------------------

                                       178

                                  APPENDIX E6:
             EQUITABLE SHARE AND TOTAL ALLOCATIONS TO MUNICPALITIES
                   BY NATIONAL AND MUNICIPAL FINANCIAL YEARS

                                                               ----------------------------------------------------------------
                                                                                      EQUITABLE SHARE(1)
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER   MUNICIPALITY                                     (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

FREE STATE

B      FS161  Letsemeng                                           16 455     18 635     21 169     16 455     18 635     21 169
B      FS162  Kopanong                                            28 863     33 381     37 926     28 863     33 381     37 926
B      FS163  Mohokare                                            16 658     18 892     21 447     16 658     18 892     21 447
C       DC16  Xhariep District Municipality                        7 158      7 144      8 040      7 158      7 144      8 040
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES                                     69 133     78 052     88 583     69 133     78 052     88 583
-------------------------------------------------------------------------------------------------------------------------------
B      FS171  Naledi                                              12 258     13 799     15 664     12 258     13 799     15 664
B      FS172  Mangaung                                           196 823    225 540    257 555    196 823    225 540    257 555
B      FS173  Mantsopa                                            21 851     24 870     28 246     21 851     24 870     28 246
C       DC17  Motheo District Municipality                        91 518    106 391    119 854     91 518    106 391    119 854
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                                     322 451    370 599    421 319    322 451    370 599    421 319
-------------------------------------------------------------------------------------------------------------------------------
B      FS181  Masilonyana                                         27 178     30 447     34 581     27 178     30 447     34 581
B      FS182  Tokologo                                            14 080     15 874     18 018     14 080     15 874     18 018
B      FS183  Tswelopele                                          19 863     22 478     25 524     19 863     22 478     25 524
B      FS184  Matjhabeng                                         143 647    166 141    189 403    143 647    166 141    189 403
B      FS185  Nala                                                44 769     51 633     58 649     44 769     51 633     58 649
C       DC18  Lejweleputswa District                              53 531     63 198     71 257     53 531     63 198     71 257
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                              303 067    349 770    397 432    303 067    349 770    397 432
-------------------------------------------------------------------------------------------------------------------------------
B      FS191  Setsoto                                             53 830     61 681     70 061     53 830     61 681     70 061
B      FS192  Dihlabeng                                           42 599     48 881     55 542     42 599     48 881     55 542
B      FS193  Nketoana                                            25 302     28 780     32 676     25 302     28 780     32 676
B      FS194  Maluti-a-Phofung                                   109 268    123 778    140 738    109 268    123 778    140 738
B      FS195  Phumelela                                           18 130     20 420     23 181     18 130     20 420     23 181
C       DC19  Thabo Mofutsanyana District                         38 853     37 955     42 867     38 853     37 955     42 867
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES                         287 982    321 495    365 065    287 982    321 495    365 065
-------------------------------------------------------------------------------------------------------------------------------
B      FS201  Moqhaka                                             53 711     61 831     70 286     53 711     61 831     70 286
B      FS203  Ngwathe                                             50 453     58 402     66 321     50 453     58 402     66 321
B      FS204  Metsimaholo                                         32 095     37 149     42 399     32 095     37 149     42 399
B      FS205  Mafube                                              24 873     28 562     32 429     24 873     28 562     32 429
C       DC20  Fezile Dabi District                                78 264     89 557    100 826     78 264     89 557    100 826
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                                239 396    275 502    312 261    239 396    275 502    312 261
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                               1 222 029  1 395 419  1 584 660  1 222 029  1 395 419  1 584 660
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                         GRAND TOTAL
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER   MUNICIPALITY                                     (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

FREE STATE

B      FS161  Letsemeng                                           30 524     35 830     33 842     31 225     34 559     32 027
B      FS162  Kopanong                                            51 013     53 432     47 389     50 489     50 829     45 398
B      FS163  Mohokare                                            30 623     37 687     28 346     31 830     34 713     26 930
C       DC16  Xhariep District Municipality                        8 658      8 644      9 790      8 658      8 644      9 790
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES                                    120 818    135 593    119 366    122 202    128 745    114 144
-------------------------------------------------------------------------------------------------------------------------------
B      FS171  Naledi                                              21 707     19 559     22 429     20 779     19 790     21 219
B      FS172  Mangaung                                           327 480    338 701    390 045    329 108    344 817    360 562
B      FS173  Mantsopa                                            48 630     64 055     42 577     51 520     57 748     40 083
C       DC17  Motheo District Municipality                        93 268    108 141    121 604     93 268    108 141    121 604
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                                     491 085    530 457    576 656    494 674    530 497    543 468
-------------------------------------------------------------------------------------------------------------------------------

B      FS181  Masilonyana                                         70 104     79 883     52 740     71 561     72 107     49 122
B      FS182  Tokologo                                            26 752     40 642     27 544     29 764     36 795     25 782
B      FS183  Tswelopele                                          36 238     55 843     37 886     40 485     50 653     35 059
B      FS184  Matjhabeng                                         239 637    300 088    294 673    249 792    292 644    271 029
B      FS185  Nala                                                72 438    100 601     83 472     77 762     94 627     77 575
C       DC18  Lejweleputswa District                              55 031     64 698     72 757     55 031     64 698     72 757
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                              500 199    641 754    569 072    524 395    611 524    531 324
-------------------------------------------------------------------------------------------------------------------------------
B      FS191  Setsoto                                             89 360    116 378    108 004     94 126    112 106     99 529
B      FS192  Dihlabeng                                           66 532     85 243     82 001     69 462     82 665     76 550
B      FS193  Nketoana                                            42 503     50 839     48 442     43 521     49 286     45 163
B      FS194  Maluti-a-Phofung                                   185 772    201 981    240 062    186 187    206 511    225 933
B      FS195  Phumelela                                           36 012     43 923     33 912     37 417     40 793     31 542
C       DC19  Thabo Mofutsanyana District                         61 050     62 682     72 751     61 683     64 033     65 655
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES                         481 229    561 046    585 172    492 395    555 393    544 372
-------------------------------------------------------------------------------------------------------------------------------
B      FS201  Moqhaka                                             76 087     95 530     93 363     78 897     92 808     88 505
B      FS203  Ngwathe                                             73 846     98 715     88 977     77 893     94 238     83 684
B      FS204  Metsimaholo                                         57 841     67 011     73 451     58 612     66 967     68 566
B      FS205  Mafube                                              50 199     59 503     55 884     51 311     57 211     53 609
C       DC20  Fezile Dabi District                                79 764     91 057    102 076     79 764     91 057    102 076
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                                337 737    411 817    413 751    346 476    402 281    396 440
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated                                                    684        714        811        684        714        811

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                               1 931 753  2 281 381  2 264 829  1 980 827  2 229 154  2 130 560
-------------------------------------------------------------------------------------------------------------------------------

                                       179

                                  APPENDIX E6:
             EQUITABLE SHARE AND TOTAL ALLOCATIONS TO MUNICPALITIES
                   BY NATIONAL AND MUNICIPAL FINANCIAL YEARS

                                                               ----------------------------------------------------------------
                                                                                      EQUITABLE SHARE(1)
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

GAUTENG

A             Ekurhuleni                                       1 191 332  1 364 660  1 554 435  1 191 332  1 364 660  1 554 435
A             City of Johannesburg                             2 252 848  2 554 033  2 902 371  2 252 848  2 554 033  2 902 371
A             City of Tshwane                                  1 002 650  1 095 231  1 245 871  1 002 650  1 095 231  1 245 871
-------------------------------------------------------------------------------------------------------------------------------
B      GT02b1 Nokeng tsa Taemane                                  12 036     13 182     15 034     12 036     13 182     15 034
B      GT02b2 Kungwini                                            29 080     32 677     37 259     29 080     32 677     37 259
C       DC46  Metsweding District                                 14 987     17 537     19 754     14 987     17 537     19 754
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                                  56 103     63 397     72 047     56 103     63 397     72 047
-------------------------------------------------------------------------------------------------------------------------------
B      GT421  Emfuleni                                           193 117    226 079    258 205    193 117    226 079    258 205
B      GT422  Midvaal                                             16 306     18 172     20 756     16 306     18 172     20 756
B      GT423  Lesedi                                              19 854     22 658     25 781     19 854     22 658     25 781
C       DC42  Sedibeng District                                  140 377    161 286    181 597    140 377    161 286    181 597
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                                   369 654    428 194    486 339    369 654    428 194    486 339
-------------------------------------------------------------------------------------------------------------------------------
B      GT481  Mogale City                                         68 282     77 991     89 415     68 282     77 991     89 415
B      GT482  Randfontein                                         31 249     35 186     40 138     31 249     35 186     40 138
B      GT483  Westonaria                                          44 336     35 143     40 063     44 336     35 143     40 063
C       DC48  West Rand District                                  91 303    105 604    118 967     91 303    105 604    118 967
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                                  235 169    253 924    288 583    235 169    253 924    288 583
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                                  5 107 755  5 759 440  6 549 646  5 107 755  5 759 440  6 549 646
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                         GRAND TOTAL
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER   MUNICIPALITY                                     (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

GAUTENG

A             Ekurhuleni                                       1 504 048  1 695 529  1 944 116  1 511 966  1 712 454  1 855 272
A             City of Johannesburg                             2 801 452  3 187 000  3 477 167  2 810 252  3 205 809  3 378 428
A             City of Tshwane                                  1 372 673  1 504 707  1 618 513  1 378 336  1 516 715  1 550 526
-------------------------------------------------------------------------------------------------------------------------------
B      GT02b1 Nokeng tsa Taemane                                  23 805     26 665     30 857     23 995     27 071     28 725
B      GT02b2 Kungwini                                            48 808     54 282     62 862     49 246     55 108     58 344
C       DC46  Metsweding District                                 16 487     19 037     21 504     16 487     19 037     21 504
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                                  89 101     99 984    115 223     89 728    101 216    108 572
-------------------------------------------------------------------------------------------------------------------------------
B      GT421  Emfuleni                                           296 777    302 609    344 631    298 481    304 639    326 629
B      GT422  Midvaal                                             24 023     27 516     32 009     24 246     27 993     29 504
B      GT423  Lesedi                                              35 592     36 303     41 889     35 029     36 788     39 341
C       DC42  Sedibeng District                                  141 877    162 786    183 097    141 877    162 786    183 097
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                                   498 269    529 213    601 626    499 633    532 205    578 571
-------------------------------------------------------------------------------------------------------------------------------
B      GT481  Mogale City                                         99 808    113 190    132 807    100 705    115 107    122 744
B      GT482  Randfontein                                         44 882     50 840     59 205     45 221     51 565     55 399
B      GT483  Westonaria                                          74 241     65 826     76 991     74 193     67 191     69 822
C       DC48  West Rand District                                  94 303    107 104    120 717     94 303    107 104    120 717
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                                  313 235    336 960    389 720    314 423    340 967    368 682
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated                                                  7 952      8 299      9 427      7 952      8 299      9 427

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                                  6 586 729  7 361 693  8 155 791  6 612 291  7 417 666  7 849 477
-------------------------------------------------------------------------------------------------------------------------------

                                       180

                                  APPENDIX E6:
             EQUITABLE SHARE AND TOTAL ALLOCATIONS TO MUNICPALITIES
                   BY NATIONAL AND MUNICIPAL FINANCIAL YEARS

                                                               ----------------------------------------------------------------
                                                                                      EQUITABLE SHARE(1)
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A             eThekwini                                        1 133 276  1 300 383  1 480 339  1 133 276  1 300 383  1 480 339
-------------------------------------------------------------------------------------------------------------------------------
B      KZ211  Vulamehlo                                           14 893     11 343     12 832     14 893     11 343     12 832
B      KZ212  Umdoni                                               8 932      9 715     11 017      8 932      9 715     11 017
B      KZ213  Umzumbe                                             31 058     28 010     31 697     31 058     28 010     31 697
B      KZ214  uMuziwabantu                                        16 439     13 967     15 822     16 439     13 967     15 822
B      KZ215  Ezinqolweni                                         10 490      8 271      9 368     10 490      8 271      9 368
B      KZ216  Hibiscus Coast                                      29 551     33 331     37 982     29 551     33 331     37 982
C       DC21  Ugu District Municipality                           90 521    103 392    117 226     90 521    103 392    117 226
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                                        201 884    208 028    235 943    201 884    208 028    235 943
-------------------------------------------------------------------------------------------------------------------------------
B      KZ221  uMshwathi                                           20 499     18 500     20 964     20 499     18 500     20 964
B      KZ222  uMngeni                                             12 061     13 201     15 035     12 061     13 201     15 035
B      KZ223  Mooi Mpofana                                         7 446      7 524      8 542      7 446      7 524      8 542
B      KZ224  Impendle                                             7 957      7 470      8 449      7 957      7 470      8 449
B      KZ225  Msunduzi                                           119 512    136 640    155 965    119 512    136 640    155 965
B      KZ226  Mkhambathini                                        12 411      9 375     10 612     12 411      9 375     10 612
B      KZ227  Richmond                                            11 888      9 805     11 106     11 888      9 805     11 106
C       DC22  uMgungundlovu District                             134 121    155 525    175 696    134 121    155 525    175 696
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                              325 895    358 040    406 370    325 895    358 040    406 370
-------------------------------------------------------------------------------------------------------------------------------
B      KZ232  Emnambithi/Ladysmith                                34 480     38 259     43 440     34 480     38 259     43 440
B      KZ233  Indaka                                              18 566     20 075     22 739     18 566     20 075     22 739
B      KZ234  Umtshezi                                             9 564     10 348     11 744      9 564     10 348     11 744
B      KZ235  Okhahlamba                                          21 449     20 253     22 946     21 449     20 253     22 946
B      KZ236  Imbabazane                                          19 817     21 571     24 431     19 817     21 571     24 431
C       DC23  Uthukela District                                   87 242    101 237    114 664     87 242    101 237    114 664
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                                    191 118    211 743    239 964    191 118    211 743    239 964
-------------------------------------------------------------------------------------------------------------------------------
B      KZ241  Endumeni                                             8 564      9 512     10 816      8 564      9 512     10 816
B      KZ242  Nquthu                                              22 247     21 937     24 839     22 247     21 937     24 839
B      KZ244  Msinga                                              28 918     21 685     24 518     28 918     21 685     24 518
B      KZ245  Umvoti                                              16 708     13 808     15 646     16 708     13 808     15 646
C       DC24  Umzinyathi District                                 59 221     66 714     75 696     59 221     66 714     75 696
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                                 135 658    133 656    151 515    135 658    133 656    151 515
-------------------------------------------------------------------------------------------------------------------------------
B      KZ252  Newcastle                                           90 042    105 278    119 853     90 042    105 278    119 853
B      KZ253  Utrecht                                              6 081      4 508      5 091      6 081      4 508      5 091
B      KZ254  Dannhauser                                          15 367     15 791     17 876     15 367     15 791     17 876
C       DC25  Amajuba District Municipality                       40 702     47 293     53 433     40 702     47 293     53 433
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                                    152 192    172 871    196 252    152 192    172 871    196 252
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                         GRAND TOTAL
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER   MUNICIPALITY                                     (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A             eThekwini                                        1 564 492  1 829 100  2 007 823  1 573 946  1 849 236  1 901 801
-------------------------------------------------------------------------------------------------------------------------------
B      KZ211  Vulamehlo                                           19 348     16 197     18 538     19 448     16 410     17 420
B      KZ212  Umdoni                                              15 404     16 688     19 206     15 497     16 887     18 162
B      KZ213  Umzumbe                                             40 286     38 226     43 777     40 533     38 755     41 003
B      KZ214  uMuziwabantu                                        37 053     35 770     40 957     37 174     36 029     39 601
B      KZ215  Ezinqolweni                                         13 182     11 968     13 394     13 249     12 113     12 634
B      KZ216  Hibiscus Coast                                      41 435     46 377     53 660     41 692     46 926     50 778
C       DC21  Ugu District Municipality                          192 899    219 462    258 334    196 187    225 912    223 483
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                                        359 606    384 688    447 866    363 779    393 030    403 081
-------------------------------------------------------------------------------------------------------------------------------
B      KZ221  uMshwathi                                           25 660     24 147     27 649     25 781     24 407     26 286
B      KZ222  uMngeni                                             23 046     21 707     24 808     23 143     21 915     23 717
B      KZ223  Mooi Mpofana                                         8 096      8 758     11 702      8 096      9 302     11 158
B      KZ224  Impendle                                            16 116     16 696     18 762     16 116     16 696     18 762
B      KZ225  Msunduzi                                           180 452    204 336    238 770    182 049    207 750    220 847
B      KZ226  Mkhambathini                                        13 645     12 654     14 372     14 156     12 774     13 740
B      KZ227  Richmond                                            16 332     14 647     16 547     16 431     14 859     15 433
C       DC22  uMgungundlovu District                             174 468    198 633    226 669    175 158    200 537    214 363
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                              457 813    501 578    579 278    460 930    508 240    544 306
-------------------------------------------------------------------------------------------------------------------------------
B      KZ232  Emnambithi/Ladysmith                                46 008     50 893     58 777     46 264     51 441     55 899
B      KZ233  Indaka                                              24 413     26 492     30 126     24 555     26 797     28 525
B      KZ234  Umtshezi                                            13 864     17 699     20 100     14 406     17 827     19 431
B      KZ235  Okhahlamba                                          50 087     50 537     57 557     50 261     50 909     55 602
B      KZ236  Imbabazane                                          25 149     28 234     32 123     25 299     28 554     30 446
C       DC23  Uthukela District                                  156 530    176 519    204 607    158 003    180 587    182 884
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                                    316 051    350 374    403 289    318 788    356 115    372 786
-------------------------------------------------------------------------------------------------------------------------------
B      KZ241  Endumeni                                            11 064     14 866     16 912     11 574     14 986     16 282
B      KZ242  Nquthu                                              42 004     43 016     49 334     42 203     43 441     47 101
B      KZ244  Msinga                                              36 999     30 613     35 507     37 211     31 066     33 130
B      KZ245  Umvoti                                              32 139     30 923     35 337     32 255     31 170     34 040
C       DC24  Umzinyathi District                                131 430    145 557    172 200    133 074    149 977    148 960
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                                 253 636    264 975    309 290    256 317    270 641    279 513
-------------------------------------------------------------------------------------------------------------------------------
B      KZ252  Newcastle                                          122 970    141 146    162 455    123 705    143 250    152 672
B      KZ253  Utrecht                                              7 315      5 742      6 075      7 315      5 742      6 075
B      KZ254  Dannhauser                                          26 375     28 155     32 199     26 499     28 419     30 812
C       DC25  Amajuba District Municipality                       59 237     67 884     78 311     59 746     68 949     72 620
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                                    215 898    242 927    279 040    217 266    246 360    262 179
-------------------------------------------------------------------------------------------------------------------------------

                                       181

                                  APPENDIX E6:
             EQUITABLE SHARE AND TOTAL ALLOCATIONS TO MUNICPALITIES
                   BY NATIONAL AND MUNICIPAL FINANCIAL YEARS

                                                               ----------------------------------------------------------------
                                                                                      EQUITABLE SHARE(1)
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

B      KZ261  eDumbe                                              12 950     12 092     13 706     12 950     12 092     13 706
B      KZ262  uPhongolo                                           20 555     19 783     22 428     20 555     19 783     22 428
B      KZ263  Abaqulusi                                           24 242     26 234     29 728     24 242     26 234     29 728
B      KZ265  Nongoma                                             26 641     22 791     25 788     26 641     22 791     25 788
B      KZ266  Ulundi                                              29 703     26 089     29 517     29 703     26 089     29 517
C       DC26  Zululand District Municipality                      87 541     99 825    113 256     87 541     99 825    113 256
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                                   201 632    206 813    234 423    201 632    206 813    234 423
-------------------------------------------------------------------------------------------------------------------------------
B      KZ271  Umhlabuyalingana                                    22 222     16 750     18 941     22 222     16 750     18 941
B      KZ272  Jozini                                              28 026     22 669     25 644     28 026     22 669     25 644
B      KZ273  The Big Five False Bay                               7 328      4 612      5 204      7 328      4 612      5 204
B      KZ274  Hlabisa                                             22 135     18 246     20 601     22 135     18 246     20 601
B      KZ275  Mtubatuba                                            6 419      5 582      6 323      6 419      5 582      6 323
C       DC27  Umkhanyakude District Municipality                  61 982     65 359     74 131     61 982     65 359     74 131
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                               148 112    133 218    150 845    148 112    133 218    150 845
-------------------------------------------------------------------------------------------------------------------------------
B      KZ281  Mbonambi                                            16 077     14 266     16 129     16 077     14 266     16 129
B      KZ282  uMhlathuze                                          61 266     69 177     78 844     61 266     69 177     78 844
B      KZ283  Ntambanana                                           9 675      6 744      7 613      9 675      6 744      7 613
B      KZ284  Umlalazi                                            32 935     26 881     30 413     32 935     26 881     30 413
B      KZ285  Mthonjaneni                                         11 266      8 373      9 487     11 266      8 373      9 487
B      KZ286  Nkandla                                             22 302     16 136     18 239     22 302     16 136     18 239
C       DC28  uThungulu District Municipality                    127 361    145 389    164 262    127 361    145 389    164 262
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                                  280 881    286 965    324 987    280 881    286 965    324 987
-------------------------------------------------------------------------------------------------------------------------------
B      KZ291  eNdondakusuka                                       20 870     22 264     25 241     20 870     22 264     25 241
B      KZ292  KwaDukuza                                           22 271     24 814     28 407     22 271     24 814     28 407
B      KZ293  Ndwedwe                                             25 013     20 067     22 698     25 013     20 067     22 698
B      KZ294  Maphumulo                                           19 581     15 524     17 565     19 581     15 524     17 565
C       DC29  iLembe District Municipality                        83 315     96 042    108 802     83 315     96 042    108 802
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                                     171 049    178 711    202 713    171 049    178 711    202 713
-------------------------------------------------------------------------------------------------------------------------------
B     KZ5a1   Ingwe                                               19 139     16 191     18 328     19 139     16 191     18 328
B     KZ5a2   Kwa Sani                                             5 040      4 134      4 674      5 040      4 134      4 674
B     KZ5a4   Greater Kokstad                                     15 055     16 707     18 997     15 055     16 707     18 997
B     KZ5a5   Ubuhlebezwe                                         19 073     16 363     18 516     19 073     16 363     18 516
B     KZ5a6   Umzimkhulu                                          29 615     27 152     30 750     29 615     27 152     30 750
C       DC43  Sisonke District Municipality                       61 412     77 744     88 364     61 412     77 744     88 364
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                                    149 334    158 291    179 628    149 334    158 291    179 628
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL MUNICIPALITIES                            3 091 031  3 348 717  3 802 979  3 091 031  3 348 717  3 802 979
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                         GRAND TOTAL
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

B      KZ261  eDumbe                                              22 773     22 553     26 093     22 862     22 743     25 091
B      KZ262  uPhongolo                                           25 828     25 627     29 494     25 971     25 932     27 890
B      KZ263  Abaqulusi                                           35 392     38 316     43 963     35 590     38 740     41 737
B      KZ265  Nongoma                                             44 920     42 324     48 519     45 117     42 745     46 308
B      KZ266  Ulundi                                              43 765     41 246     47 295     43 978     41 700     44 915
C       DC26  Zululand District                                  199 446    224 643    263 509    202 555    230 777    229 440
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                                   372 124    394 708    458 874    376 073    402 637    415 381
-------------------------------------------------------------------------------------------------------------------------------
B      KZ271  Umhlabuyalingana                                    29 252     24 496     27 970     29 431     24 880     25 959
B      KZ272  Jozini                                              43 949     39 843     45 836     44 184     40 347     43 190
B      KZ273  The Big Five False Bay                              11 328      8 732      9 717     11 328      8 732      9 717
B      KZ274  Hlabisa                                             29 513     26 292     30 130     29 668     26 621     28 398
B      KZ275  Mtubatuba                                            6 919      6 816      7 307      6 919      6 816      7 307
C       DC27  Umkhanyakude District                              149 236    164 341    192 801    151 989    169 455    185 238
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                               270 196    270 519    313 762    273 518    276 851    299 809
-------------------------------------------------------------------------------------------------------------------------------
B      KZ281  Mbonambi                                            28 304     27 262     31 129     28 416     27 502     29 870
B      KZ282  uMhlathuze                                          91 505    103 185    122 518     92 448    104 964    112 787
B      KZ283  Ntambanana                                          15 794     15 090     17 126     16 297     15 208     16 504
B      KZ284  Umlalazi                                            57 716     53 247     60 973     57 932     53 708     58 552
B      KZ285  Mthonjaneni                                         14 535     11 894     13 546     14 598     12 028     12 840
B      KZ286  Nkandla                                             56 374     52 048     59 432     56 532     52 384     57 665
C       DC28  uThungulu District                                 200 379    222 098    258 503    201 274    226 452    235 449
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                                  464 607    484 824    563 227    467 496    492 247    523 666
-------------------------------------------------------------------------------------------------------------------------------
B      KZ291  eNdondakusuka                                       27 862     30 209     34 903     28 063     30 638     32 650
B      KZ292  KwaDukuza                                           38 767     42 766     49 745     39 071     43 417     46 328
B      KZ293  Ndwedwe                                             32 327     28 133     32 372     32 516     28 535     30 262
B      KZ294  Maphumulo                                           25 475     21 995     25 267     25 619     22 303     23 650
C       DC29  iLembe District Municipality                       148 464    168 863    204 951    150 367    172 861    183 851
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                                     272 895    291 966    347 238    275 635    297 753    316 742
-------------------------------------------------------------------------------------------------------------------------------
B      KZ5a1  Ingwe                                               45 775     44 296     50 340     45 915     44 595     48 770
B      KZ5a2  Kwa Sani                                             6 274      5 368      5 658      6 274      5 368      5 658
B      KZ5a4  Greater Kokstad                                     23 806     22 717     25 881     23 937     22 999     24 406
B      KZ5a5  Ubuhlebezwe                                         28 193     26 207     30 293     28 344     26 530     28 597
B      KZ5a6  Umzimkhulu                                          39 780     38 320     43 875     40 017     38 826     41 214
C       DC43  Sisonke District Municipality                      120 668    144 084    169 536    122 433    147 831    149 823
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                                    264 495    280 993    325 583    266 920    286 150    298 468
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated                                                 11 400     11 897     13 513     11 400     11 897     13 513

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL MUNICIPALITIES                            4 823 212  5 308 548  6 048 783  4 862 068  5 391 156  5 631 244
-------------------------------------------------------------------------------------------------------------------------------

                                       182

                                  APPENDIX E6:
             EQUITABLE SHARE AND TOTAL ALLOCATIONS TO MUNICPALITIES
                    BY NATIONAL AND MUNICIPAL FINANCIAL YEARS

                                                               ----------------------------------------------------------------
                                                                                       EQUITABLE SHARE(1)
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

LIMPOPO

B      NP03a2 Makhuduthamaga                                      44 113     48 238     54 636     44 113     48 238     54 636
B      NP03a3 Fetakgomo                                           16 531     15 242     17 226     16 531     15 242     17 226
B      NP03a4 Greater Marble Hall                                 21 395     23 252     26 356     21 395     23 252     26 356
B      NP03a5 Greater Groblersdal                                 40 658     44 636     50 566     40 658     44 636     50 566
B      NP03a6 Greater Tubatse                                     41 826     42 889     48 579     41 826     42 889     48 579
C       DC47  Greater Sekhukhune District                        124 799    138 436    157 022    124 799    138 436    157 022
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES                289 322    312 693    354 385    289 322    312 693    354 385
-------------------------------------------------------------------------------------------------------------------------------
B      NP331  Greater Giyani                                      43 469     44 836     50 794     43 469     44 836     50 794
B      NP332  Greater Letaba                                      41 303     44 888     50 876     41 303     44 888     50 876
B      NP333  Greater Tzaneen                                     61 813     68 130     77 510     61 813     68 130     77 510
B      NP334  Ba-Phalaborwa                                       20 208     21 266     24 125     20 208     21 266     24 125
B      NP335  Maruleng                                            18 437     17 740     20 084     18 437     17 740     20 084
C       DC33  Mopani District Municipality                       152 651    183 205    207 994    152 651    183 205    207 994
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                                     337 880    380 065    431 383    337 880    380 065    431 383
-------------------------------------------------------------------------------------------------------------------------------
B      NP341  Musina                                               9 917     10 601     12 047      9 917     10 601     12 047
B      NP342  Mutale                                              16 477     13 759     15 558     16 477     13 759     15 558
B      NP343  Thulamela                                           81 513     89 313    101 558     81 513     89 313    101 558
B      NP344  Makhado                                             73 824     81 514     92 708     73 824     81 514     92 708
C       DC34  Vhembe District Municipality                       158 204    184 524    209 463    158 204    184 524    209 463
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                                     339 936    379 710    431 334    339 936    379 710    431 334
-------------------------------------------------------------------------------------------------------------------------------
B      NP351  Blouberg                                            27 660     27 226     30 835     27 660     27 226     30 835
B      NP352  Aganang                                             24 760     25 239     28 552     24 760     25 239     28 552
B      NP353  Molemole                                            23 256     25 454     28 847     23 256     25 454     28 847
B      NP354  Polokwane                                          125 598    141 171    160 681    125 598    141 171    160 681
B      NP355  Lepelle-Nkumpi                                      38 622     42 132     47 733     38 622     42 132     47 733
C       DC35  Capricorn District                                 141 824    165 458    187 287    141 824    165 458    187 287
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                                  381 721    426 679    483 934    381 721    426 679    483 934
-------------------------------------------------------------------------------------------------------------------------------
B      NP361  Thabazimbi                                          19 792     20 496     23 319     19 792     20 496     23 319
B      NP362  Lephalale                                           29 891     33 030     37 515     29 891     33 030     37 515
B      NP364  Mookgopong                                           7 955      8 500      9 656      7 955      8 500      9 656
B      NP365  Modimolle                                           18 671     20 525     23 344     18 671     20 525     23 344
B      NP366  Bela Bela                                           14 875     16 684     18 956     14 875     16 684     18 956
B      NP367  Mogalakwena                                         78 251     88 532    100 665     78 251     88 532    100 665
C       DC36  Waterberg District                                  47 545     55 803     62 918     47 545     55 803     62 918
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                                  216 979    243 572    276 374    216 979    243 572    276 374
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                                  1 565 837  1 742 719  1 977 410  1 565 837  1 742 719  1 977 410
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                         GRAND TOTAL
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER   MUNICIPALITY                                     (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

LIMPOPO

B      NP03a2 Makhuduthamaga                                      72 566     75 436     86 710     72 939     76 234     82 522
B      NP03a3 Fetakgomo                                           25 879     24 532     28 060     25 828     24 798     26 662
B      NP03a4 Greater Marble Hall                                 33 408     36 142     41 397     33 565     36 478     39 633
B      NP03a5 Greater Groblersdal                                 67 939     73 843     84 428     68 245     74 496     81 002
B      NP03a6 Greater Tubatse                                     58 569     75 316     70 693     58 971     76 175     66 184
C       DC47  Greater Sekhukhune District                        368 238    407 375    460 635    373 832    416 440    414 486
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES                626 600    692 644    771 924    633 380    704 620    710 490
-------------------------------------------------------------------------------------------------------------------------------
B      NP331  Greater Giyani                                      58 387     61 173     70 330     58 704     61 852     66 768
B      NP332  Greater Letaba                                      57 527     62 693     72 226     57 885     63 458     68 210
B      NP333  Greater Tzaneen                                     90 044     98 956    114 626     90 584    100 110    108 569
B      NP334  Ba-Phalaborwa                                       31 019     32 709     37 451     31 167     33 024     35 797
B      NP335  Maruleng                                            24 605     25 823     38 017     25 076     28 260     34 062
C       DC33  Mopani District Municipality                       398 464    444 815    501 035    402 186    451 795    481 809
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                                     660 046    726 169    833 685    665 602    738 497    795 216
-------------------------------------------------------------------------------------------------------------------------------
B      NP341  Musina                                              14 141     15 928     17 969     14 221     16 099     17 072
B      NP342  Mutale                                              27 067     25 031     28 826     27 173     25 257     27 639
B      NP343  Thulamela                                          109 587    120 456    139 665    110 320    122 023    131 438
B      NP344  Makhado                                            111 192    121 895    140 673    111 849    123 299    133 300
C       DC34  Vhembe District Municipality                       468 901    519 117    581 232    472 979    526 116    566 538
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                                     730 887    802 426    908 365    736 541    812 795    875 986
-------------------------------------------------------------------------------------------------------------------------------
B      NP351  Blouberg                                            48 381     49 441     56 769     48 639     49 993     53 873
B      NP352  Aganang                                             36 728     38 214     43 626     36 936     38 660     41 286
B      NP353  Molemole                                            32 916     36 562     41 953     33 098     36 950     39 914
B      NP354  Polokwane                                          247 188    260 786    306 026    249 274    265 549    288 337
B      NP355  Lepelle-Nkumpi                                      52 864     57 721     66 610     53 165     58 364     63 231
C       DC35  Capricorn District                                 304 327    342 955    381 308    307 433    346 085    369 663
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                                  722 403    785 679    896 292    728 546    795 601    856 305
-------------------------------------------------------------------------------------------------------------------------------
B      NP361  Thabazimbi                                          35 058     37 361     43 935     35 439     38 176     39 659
B      NP362  Lephalale                                           58 054     63 344     98 771     58 326     64 316     87 836
B      NP364  Mookgopong                                          17 912     19 862     22 755     18 012     20 075     21 636
B      NP365  Modimolle                                           32 475     36 610     42 795     32 848     37 408     38 607
B      NP366  Bela Bela                                           22 990     26 183     30 007     23 116     26 452     28 593
B      NP367  Mogalakwena                                        161 195    181 231    207 242    163 348    183 539    191 288
C       DC36  Waterberg District                                  49 045     57 303     64 668     49 045     57 303     64 668
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                                  376 729    421 894    510 173    380 133    427 270    472 287
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated                                                  5 700      5 948      6 757      5 700      5 948      6 757

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                                  3 122 366  3 434 761  3 927 196  3 149 902  3 484 731  3 717 040
-------------------------------------------------------------------------------------------------------------------------------

                                       183

                                  APPENDIX E6:
       EQUITABLE SHARE AND TOTAL ALLOCATIONS TO MUNICPALITIES BY NATIONAL
                         AND MUNICIPAL FINANCIAL YEARS

                                                               ----------------------------------------------------------------
                                                                                       EQUITABLE SHARE(1)
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B      MP301  Albert Luthuli                                      49 958     55 245     62 669     49 958     55 245     62 669
B      MP302  Msukaligwa                                          34 283     38 525     43 765     34 283     38 525     43 765
B      MP303  Mkhondo                                             31 210     34 080     38 677     31 210     34 080     38 677
B      MP304  Pixley Ka Seme                                      27 188     30 884     35 053     27 188     30 884     35 053
B      MP305  Lekwa                                               26 100     29 062     33 035     26 100     29 062     33 035
B      MP306  Dipaleseng                                          14 698     16 458     18 676     14 698     16 458     18 676
B      MP307  Govan Mbeki                                         65 331     73 988     84 466     65 331     73 988     84 466
C       DC30  Gert Sibande District Municipality                 149 801    171 138    192 644    149 801    171 138    192 644
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                               398 568    449 381    508 984    398 568    449 381    508 984
-------------------------------------------------------------------------------------------------------------------------------
B      MP311  Delmas                                              16 839     18 886     21 458     16 839     18 886     21 458
B      MP312  Emalahleni                                          60 811     68 104     77 899     60 811     68 104     77 899
B      MP313  Steve Tshwete                                       30 611     34 902     39 856     30 611     34 902     39 856
B      MP314  Emakhazeni                                          11 890     13 118     14 888     11 890     13 118     14 888
B      MP315  Thembisile                                          70 806     78 736     89 325     70 806     78 736     89 325
B      MP316  Dr JS Moroka                                        73 423     82 555     93 611     73 423     82 555     93 611
C       DC31  Nkangala District Municipality                     188 428    215 278    242 003    188 428    215 278    242 003
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                                   452 809    511 580    579 039    452 809    511 580    579 039
-------------------------------------------------------------------------------------------------------------------------------
B      MP321  Thaba Chweu                                         24 749     27 264     30 996     24 749     27 264     30 996
B      MP322  Mbombela                                           102 361    112 832    128 511    102 361    112 832    128 511
B      MP323  Umjindi                                             15 378     16 746     19 050     15 378     16 746     19 050
B      MP324  Nkomazi                                             81 926     90 335    102 717     81 926     90 335    102 717
B      MP325  Bushbuckridge                                      113 530    153 945    175 543    113 530    153 945    175 543
C       DC32  Ehlanzeni District Municipality                     94 771    111 901    126 168     94 771    111 901    126 168
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                                  432 714    513 022    582 986    432 714    513 022    582 986
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                               1 284 092  1 473 983  1 671 009  1 284 092  1 473 983  1 671 009
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                         GRAND TOTAL
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER   MUNICIPALITY                                     (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B      MP301  Albert Luthuli                                      93 475    102 740    116 717     94 455    103 909    112 134
B      MP302  Msukaligwa                                          50 671     56 506     65 318     51 033     57 279     61 259
B      MP303  Mkhondo                                             58 539     64 005     74 524     59 105     65 215     68 171
B      MP304  Pixley Ka Seme                                      37 743     42 550     48 866     38 016     43 133     45 806
B      MP305  Lekwa                                               49 541     54 465     63 062     49 937     55 311     58 618
B      MP306  Dipaleseng                                          22 520     25 576     29 411     22 677     25 912     27 645
B      MP307  Govan Mbeki                                        102 111    114 696    134 080    103 036    116 673    123 701
C       DC30  Gert Sibande District Municipality                 151 301    172 638    194 394    151 301    172 638    194 394
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                               565 900    633 175    726 372    569 559    640 071    691 730
-------------------------------------------------------------------------------------------------------------------------------
B      MP311  Delmas                                              25 794     28 670     33 332     25 987     29 081     31 173
B      MP312  Emalahleni                                          94 982    106 180    124 662     95 938    108 224    113 931
B      MP313  Steve Tshwete                                       48 806     54 673     63 287     49 137     55 380     59 575
B      MP314  Emakhazeni                                          20 899     22 698     25 911     20 993     22 900     24 851
B      MP315  Thembisile                                         127 957    141 416    162 868    129 310    143 520    155 199
B      MP316  Dr JS Moroka                                       144 556    162 168    189 763    147 437    162 837    177 067
C       DC31  Nkangala District Municipality                     189 928    216 778    243 753    189 928    216 778    243 753
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                                   652 922    732 583    843 575    658 729    738 721    805 550
-------------------------------------------------------------------------------------------------------------------------------
B      MP321  Thaba Chweu                                         41 489     44 076     50 605     41 457     44 968     47 743
B      MP322  Mbombela                                           206 897    225 364    244 089    209 126    228 689    228 388
B      MP323  Umjindi                                             34 843     35 176     40 775     35 060     35 641     38 335
B      MP324  Nkomazi                                            160 599    166 694    193 985    160 006    171 616    176 775
B      MP325  Bushbuckridge                                      210 363    257 917    309 320    212 102    265 281    277 415
C       DC32  Ehlanzeni District Municipality                    153 115    176 636    203 845    154 273    177 219    201 672
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                                  807 305    905 864   1 042 618   812 023    923 413    970 328
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated                                                 31 114     31 424     32 432     31 114     31 424     32 432

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                               2 057 241  2 303 046  2 644 997  2 071 425  2 333 629  2 500 040
-------------------------------------------------------------------------------------------------------------------------------

                                       184

                                  APPENDIX E6:
             EQUITABLE SHARE AND TOTAL ALLOCATIONS TO MUNICPALITIES
                    BY NATIONAL AND MUNICIPAL FINANCIAL YEARS

                                                               ----------------------------------------------------------------
                                                                                       EQUITABLE SHARE(1)
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B      NC451  Moshaweng                                           19 551     22 017     24 972     19 551     22 017     24 972
B      NC452  Ga-Segonyana                                        20 149     22 388     25 399     20 149     22 388     25 399
B      NC453  Gammagara                                            5 697      7 428      8 478      5 697      7 428      8 478
C       DC45  Kgalagadi District Municipality                     32 449     28 205     31 802     32 449     28 205     31 802
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                                   77 846     80 038     90 651     77 846     80 038     90 651
-------------------------------------------------------------------------------------------------------------------------------
B      NC061  Richtersveld                                         4 012      4 388      4 967      4 012      4 388      4 967
B      NC062  Nama Khoi                                           11 044     12 419     14 101     11 044     12 419     14 101
B      NC064  Kamiesberg                                           4 098      4 465      5 044      4 098      4 465      5 044
B      NC065  Hantam                                               6 533      7 254      8 227      6 533      7 254      8 227
B      NC066  Karoo Hoogland                                       4 471      4 784      5 405      4 471      4 784      5 405
B      NC067  Khai-Ma                                              4 243      4 498      5 082      4 243      4 498      5 082
C        DC6  Namakwa District Municipality                       18 221     20 557     23 126     18 221     20 557     23 126
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                                     52 622     58 364     65 952     52 622     58 364     65 952
-------------------------------------------------------------------------------------------------------------------------------
B      NC071  Ubuntu                                               5 957      6 525      7 395      5 957      6 525      7 395
B      NC072  Umsobomvu                                            9 795     10 990     12 462      9 795     10 990     12 462
B      NC073  Emthanjeni                                          11 598     13 130     14 898     11 598     13 130     14 898
B      NC074  Kareeberg                                            3 954      4 292      4 858      3 954      4 292      4 858
B      NC075  Renosterberg                                         4 887      5 340      6 033      4 887      5 340      6 033
B      NC076  Thembelihle                                          4 671      5 056      5 718      4 671      5 056      5 718
B      NC077  Siyathemba                                           6 440      7 210      8 174      6 440      7 210      8 174
B      NC078  Siyancuma                                           10 763     11 881     13 490     10 763     11 881     13 490
C        DC7  Karoo District Municipality                         14 647     16 724     18 821     14 647     16 724     18 821
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                                       72 711     81 149     91 850     72 711     81 149     91 850
-------------------------------------------------------------------------------------------------------------------------------
B      NC081  Mier                                                 3 333      3 216      3 627      3 333      3 216      3 627
B      NC082  !Kai! Garib                                         15 213     15 929     18 126     15 213     15 929     18 126
B      NC083  //Khara Hais                                        16 888     19 432     22 107     16 888     19 432     22 107
B      NC084  !Kheis                                               5 195      5 523      6 246      5 195      5 523      6 246
B      NC085  Tsantsabane                                          9 174      9 557      9 637      9 174      9 557      9 637
B      NC086  Kgatelopele                                          4 807      5 308      6 017      4 807      5 308      6 017
         DC8  Siyanda District Municipality                       26 290     29 649     33 389     26 290     29 649     33 389
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                                     80 901     88 612     99 150     80 901     88 612     99 150
-------------------------------------------------------------------------------------------------------------------------------
B      NC091  Sol Plaatje                                         50 356     58 016     66 244     50 356     58 016     66 244
B      NC092  Dikgatlong                                          14 344     16 044     18 197     14 344     16 044     18 197
B      NC093  Magareng                                             9 351     10 526     11 935      9 351     10 526     11 935
B      NC094  Phokwane                                            20 471     23 045     26 179     20 471     23 045     26 179
C        DC9  Frances Baard District Municipality                 45 909     52 701     59 314     45 909     52 701     59 314
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                              140 432    160 332    181 868    140 432    160 332    181 868
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                              424 513    468 496    529 471    424 513    468 496    529 471
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                         GRAND TOTAL
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B      NC451  Moshaweng                                           46 071     49 940     57 846     46 235     51 237     51 890
B      NC452  Ga-Segonyana                                        37 547     40 720     46 712     37 761     41 506     42 698
B      NC453  Gammagara                                            8 847     11 261     12 387      8 847     11 261     12 387
C       DC45  Kgalagadi District Municipality                     41 655     38 365     43 999     41 894     38 874     41 325
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                                  134 120    140 286    160 944    134 737    142 878    148 300
-------------------------------------------------------------------------------------------------------------------------------
B      NC061  Richtersveld                                         4 922      6 050      6 687      4 922      6 050      6 687
B      NC062  Nama Khoi                                           21 061     17 746     20 259     19 694     17 916     19 368
B      NC064  Kamiesberg                                           5 741      5 699      6 278      5 639      5 699      6 278
B      NC065  Hantam                                              10 905      8 498      9 472     10 123      8 498      9 472
B      NC066  Karoo Hoogland                                       5 745      6 060      6 935      5 745      6 060      6 935
B      NC067  Khai-Ma                                              5 483      6 347      7 013      5 483      6 347      7 013
C        DC6  Namakwa District Municipality                       24 289     27 190     30 967     24 430     27 492     29 382
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                                     78 147     77 590     87 613     76 036     78 062     85 137
-------------------------------------------------------------------------------------------------------------------------------
B      NC071  Ubuntu                                               8 635      7 759     10 697      8 274      8 276     10 180
B      NC072  Umsobomvu                                           19 662     16 153     18 185     18 474     16 316     17 329
B      NC073  Emthanjeni                                          15 088     17 516     19 971     15 161     17 672     19 153
B      NC074  Kareeberg                                            9 357      6 257      6 671      8 490      6 257      6 671
B      NC075  Renosterberg                                        10 842      6 574      7 267      9 662      6 574      7 267
B      NC076  Thembelihle                                          6 990      6 290      8 962      6 719      6 792      8 460
B      NC077  Siyathemba                                          10 325      8 506      9 479      9 494      8 506      9 479
B      NC078  Siyancuma                                           16 230     17 846     20 534     16 351     18 104     19 180
C        DC7  Karoo District Municipality                         22 361     25 208     25 119     22 553     24 599     23 982
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                                      119 492    112 109    126 886    115 178    113 096    121 701
-------------------------------------------------------------------------------------------------------------------------------
B      NC081  Mier                                                 4 567      4 450      4 861      4 567      4 450      4 861
B      NC082  !Kai! Garib                                         22 227     23 520     27 029     22 354     23 793     25 598
B      NC083  //Khara Hais                                        26 061     29 162     33 786     25 990     29 500     32 010
B      NC084  !Kheis                                               6 429      6 757      9 717      6 429      7 316      9 157
B      NC085  Tsantsabane                                         17 999     17 599     18 770     18 506     17 719     18 144
B      NC086  Kgatelopele                                          5 307      6 542      7 501      5 307      6 542      7 501
         DC8  Siyanda District Municipality                       33 660     35 716     38 295     33 335     35 426     37 444
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                                    116 251    123 745    139 960    116 489    124 744    134 715
-------------------------------------------------------------------------------------------------------------------------------
B      NC091  Sol Plaatje                                         71 490     89 482     91 257     71 532     90 492     85 960
B      NC092  Dikgatlong                                          26 410     30 198     28 704     26 907     30 169     27 034
B      NC093  Magareng                                            12 799     14 903     16 802     12 885     15 088     15 831
B      NC094  Phokwane                                            40 401     41 655     47 657     40 007     42 703     44 877
C        DC9  Frances Baard District Municipality                 47 409     54 201     61 064     47 409     54 201     61 064
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                              198 508    230 440    245 484    198 740    232 652    234 766
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated                                                    342        357        405        342        357        405

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                              646 860    684 527    761 292    641 523    691 790    725 024
-------------------------------------------------------------------------------------------------------------------------------

                                       185

                                  APPENDIX E6:
             EQUITABLE SHARE AND TOTAL ALLOCATIONS TO MUNICPALITIES
                   BY NATIONAL AND MUNICIPAL FINANCIAL YEARS

                                                               ----------------------------------------------------------------
                                                                                       EQUITABLE SHARE(1)
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

NORTH WEST

B      NW371  Moretele                                            47 984     53 117     60 218     47 984     53 117     60 218
B      NW372  Madibeng                                            88 000     98 600    112 279     88 000     98 600    112 279
B      NW373  Rustenburg                                          87 839     92 464    105 694     87 839     92 464    105 694
B      NW374  Kgetlengrivier                                      13 363     14 978     17 007     13 363     14 978     17 007
B      NW375  Moses Kotane                                        72 634     81 570     92 558     72 634     81 570     92 558
C       DC37  Bojanala Platinum District                         139 081    161 441    181 845    139 081    161 441    181 845
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                          448 901    502 170    569 601    448 901    502 170    569 601
-------------------------------------------------------------------------------------------------------------------------------
B      NW381  Ratlou                                              20 179     22 079     25 006     20 179     22 079     25 006
B      NW382  Tswaing                                             19 625     21 531     24 410     19 625     21 531     24 410
B      NW383  Mafikeng                                            37 640     42 446     48 334     37 640     42 446     48 334
B      NW384  Ditsobotla                                          24 546     27 018     30 655     24 546     27 018     30 655
B      NW385  Zeerust                                             24 673     26 979     30 573     24 673     26 979     30 573
C       DC38  Central District Municipality                      151 124    174 893    197 987    151 124    174 893    197 987
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                                    277 787    314 946    356 965    277 787    314 946    356 965
-------------------------------------------------------------------------------------------------------------------------------
B      NW391  Kagisano                                            18 837     19 275     21 806     18 837     19 275     21 806
B      NW392  Naledi                                              11 034     12 181     13 830     11 034     12 181     13 830
B      NW393  Mamusa                                              10 052     10 952     12 423     10 052     10 952     12 423
B      NW394  Greater Taung                                       30 600     32 911     37 246     30 600     32 911     37 246
B      NW395  Molopo                                               4 509      4 041      4 552      4 509      4 041      4 552
B      NW396  Lekwa-Teemane                                        8 945      9 743     11 063      8 945      9 743     11 063
C       DC39  Bophirima District                                  72 694     83 935     95 142     72 694     83 935     95 142
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                                  156 671    173 038    196 062    156 671    173 038    196 062
-------------------------------------------------------------------------------------------------------------------------------
B      NW401  Ventersdorp                                         14 585     16 302     18 504     14 585     16 302     18 504
B      NW402  Potchefstroom                                       28 189     32 404     37 050     28 189     32 404     37 050
B      NW403  Klerksdorp                                         111 882    128 716    146 924    111 882    128 716    146 924
B      NW404  Maquassi Hills                                      24 000     27 198     30 891     24 000     27 198     30 891
B      NW405  Merafong City                                       68 625     63 499     72 771     68 625     63 499     72 771
C       DC40  Southern District Municipality                      72 047     85 364     96 252     72 047     85 364     96 252
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                                   319 328    353 483    402 391    319 328    353 483    402 391
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                               1 202 687  1 343 637  1 525 019  1 202 687  1 343 637  1 525 019
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                         GRAND TOTAL
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                     (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

NORTH WEST

B      NW371  Moretele                                           100 420    110 248    121 258    102 295    111 689    111 602
B      NW372  Madibeng                                           174 458    191 681    224 860    175 875    196 837    200 552
B      NW373  Rustenburg                                         171 134    186 154    218 344    173 629    190 355    195 613
B      NW374  Kgetlengrivier                                      38 473     40 191     45 573     38 133     40 491     43 997
B      NW375  Moses Kotane                                       134 334    154 074    179 948    136 962    155 441    170 934
C       DC37  Bojanala Platinum District                         170 581    192 941    213 345    170 581    192 941    213 345
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                          789 400    875 289  1 003 329    797 476    887 755    936 044
-------------------------------------------------------------------------------------------------------------------------------
B      NW381  Ratlou                                              30 418     33 124     37 963     30 578     33 466     36 169
B      NW382  Tswaing                                             31 554     34 440     39 623     31 752     34 864     37 397
B      NW383  Mafikeng                                            60 183     63 783     73 774     60 572     64 616     69 404
B      NW384  Ditsobotla                                          39 613     43 354     49 971     39 870     43 903     47 087
B      NW385  Zeerust                                             36 143     39 466     45 132     36 363     39 936     42 666
C       DC38  Central District Municipality                      255 921    298 121    352 491    259 488    301 271    333 620
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                                    453 832    512 288    598 955    458 624    518 057    566 343
-------------------------------------------------------------------------------------------------------------------------------
B      NW391  Kagisano                                            27 832     28 964     33 140     27 969     29 258     31 598
B      NW392  Naledi                                              14 839     16 303     18 383     14 918     16 473     17 491
B      NW393  Mamusa                                              14 625     15 937     18 292     14 728     16 158     17 133
B      NW394  Greater Taung                                       51 176     55 051     63 231     51 454     55 645     60 111
B      NW395  Molopo                                               5 743      5 275      5 536      5 743      5 275      5 536
B      NW396  Lekwa-Teemane                                       13 810     15 013     16 974     13 905     15 216     15 908
C       DC39  Bophirima District                                 133 740    149 342    174 994    134 861    151 873    164 011
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                                  261 764    285 885    330 549    263 579    289 898    311 788
-------------------------------------------------------------------------------------------------------------------------------
B      NW401  Ventersdorp                                         22 828     25 333     29 266     23 014     25 731     27 178
B      NW402  Potchefstroom                                       46 772     51 680     60 173     47 145     52 479     55 980
B      NW403  Klerksdorp                                         212 770    250 257    211 439    219 991    241 280    197 362
B      NW404  Maquassi Hills                                      51 947     39 226     45 710     47 784     39 861     42 376
B      NW405  Merafong City                                      104 612     97 013    113 252    103 939     98 576    105 049
C       DC40  Southern District Municipality                      74 010     87 347     98 301     74 010     87 347     98 301
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                                   512 939    550 856    558 140    515 884    545 273    526 245
-------------------------------------------------------------------------------------------------------------------------------

INEP: unallocated                                                 45 499     47 481     53 934     45 499     47 481     53 934

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                               2 063 435  2 271 800  2 544 907  2 081 061  2 288 464  2 394 354
-------------------------------------------------------------------------------------------------------------------------------

                                       186

                                  APPENDIX E6:
             EQUITABLE SHARE AND TOTAL ALLOCATIONS TO MUNICPALITIES
                   BY NATIONAL AND MUNICIPAL FINANCIAL YEARS

                                                             ------------------------------------------------------------------
                                                                                       EQUITABLE SHARE(1)
                                                             ------------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR          MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                              2006/07     2007/08     2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                    (R'000)     (R'000)     (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A             City of Cape Town                                1 280 807  1 435 058  1 634 485  1 280 807  1 435 058  1 634 485
-------------------------------------------------------------------------------------------------------------------------------
B      WC011  Matzikama                                           10 831     12 158     13 859     10 831     12 158     13 859
B      WC012  Cederberg                                            9 151     10 044     11 414      9 151     10 044     11 414
B      WC013  Bergrivier                                           7 790      8 587      9 783      7 790      8 587      9 783
B      WC014  Saldanha Bay                                        12 215     13 859     15 850     12 215     13 859     15 850
B      WC015  Swartland                                            9 352     10 217     11 688      9 352     10 217     11 688
C        DC1  West Coast District                                 43 320     50 172     56 527     43 320     50 172     56 527
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL:  WESTCOAST MUNICIPALITIES                                  92 659    105 037    119 120     92 659    105 037    119 120
-------------------------------------------------------------------------------------------------------------------------------
B      WC022  Witzenberg                                          15 169     16 757     19 080     15 169     16 757     19 080
B      WC023  Drakenstein                                         24 230     27 748     31 955     24 230     27 748     31 955
B      WC024  Stellenbosch                                        15 111     17 168     19 798     15 111     17 168     19 798
B      WC025  Breede Valley                                       21 672     24 800     28 416     21 672     24 800     28 416
B      WC026  Breede River Winelands                              16 919     19 144     21 792     16 919     19 144     21 792
C        DC2  Cape Winelands District                            127 434    145 358    163 641    127 434    145 358    163 641
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                                     220 535    250 976    284 681    220 535    250 976    284 681
-------------------------------------------------------------------------------------------------------------------------------
B      WC031  Theewaterskloof                                     17 618     19 709     22 463     17 618     19 709     22 463
B      WC032  Overstrand                                          13 018     14 873     16 964     13 018     14 873     16 964
B      WC033  Cape Agulhas                                         5 862      6 636      7 543      5 862      6 636      7 543
B      WC034  Swellendam                                           6 700      7 423      8 426      6 700      7 423      8 426
C        DC3  Overberg District                                   24 681     28 538     32 115     24 681     28 538     32 115
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                                    67 879     77 178     87 511     67 879     77 178     87 511
-------------------------------------------------------------------------------------------------------------------------------
B      WC041  Kannaland                                            6 725      7 372      8 357      6 725      7 372      8 357
B      WC042  Hessequa                                             9 450     10 777     12 249      9 450     10 777     12 249
B      WC043  Mossel Bay                                          14 269     16 356     18 654     14 269     16 356     18 654
B      WC044  George                                              24 568     28 454     32 635     24 568     28 454     32 635
B      WC045  Oudtshoorn                                          14 434     16 383     18 633     14 434     16 383     18 633
B      WC047  Bitou                                                8 382      9 530     10 844      8 382      9 530     10 844
B      WC048  Knysna                                              11 253     12 756     14 537     11 253     12 756     14 537
C        DC4  Eden District Municipality                          74 734     86 282     97 204     74 734     86 282     97 204
-------------------------------------------------------------------------------------------------------------------------------
TOTAL:  EDENMUNICIPALITIES                                       163 815    187 911    213 113    163 815    187 911    213 113
-------------------------------------------------------------------------------------------------------------------------------
B      WC051  Laingsburg                                           3 190      3 383      3 815      3 190      3 383      3 815
B      WC052  Prince Albert                                        3 597      3 783      4 271      3 597      3 783      4 271
B      WC053  Beaufort West                                        9 434     10 657     12 093      9 434     10 657     12 093
C        DC5  Central Karoo District                               9 897      8 548      9 626      9 897      8 548      9 626
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES                               26 117     26 371     29 804     26 117     26 371     29 804
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                             1 851 811  2 082 530  2 368 715  1 851 811  2 082 530  2 368 715
-------------------------------------------------------------------------------------------------------------------------------

Local Neighbourhood Development
Partnership Grant
Financial Management Grant - DBSA
Public Transport Infrastructure
Systems:Unallocated

-------------------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                                18 057 940 20 075 620 22 774 767 18 057 940 20 075 620 22 774 767
-------------------------------------------------------------------------------------------------------------------------------

                                                          ----------------------------------------------------------------------
                                                                                     GRAND TOTAL
                                                          ----------------------------------------------------------------------
                                                               NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
--------------------------------------------------------------------------------------------------------------------------------
                                                            2006/07     2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                  (R'000)     (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
--------------------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A             City of Cape Town                            1 700 765   1 929 371   1 959 550   1 706 567   1 942 305   1 891 650
--------------------------------------------------------------------------------------------------------------------------------
B      WC011  Matzikama                                       20 762      19 850      22 747      20 171      20 048      21 707
B      WC012  Cederberg                                       18 324      15 612      17 981      18 159      15 945      17 277
B      WC013  Bergrivier                                       9 201      10 771      15 117       9 201      11 464      14 423
B      WC014  Saldanha Bay                                    17 143      19 209      22 420      17 234      19 403      21 403
B      WC015  Swartland                                       15 987      17 013      19 771      15 816      17 182      18 884
C        DC1  West Coast District                             49 891      54 467      58 897      49 342      53 934      58 863
              Municipality
--------------------------------------------------------------------------------------------------------------------------------
TOTAL:  WESTCOAST MUNICIPALITIES                             131 308     136 922     156 933     129 923     137 975     152 557
--------------------------------------------------------------------------------------------------------------------------------
B      WC022  Witzenberg                                      21 719      23 836      27 361      21 836      24 087      26 044
B      WC023  Drakenstein                                     35 052      40 539      47 159      35 356      41 188      43 750
B      WC024  Stellenbosch                                    45 818      25 700      30 128      45 266      26 123      27 904
B      WC025  Breede Valley                                   30 514      34 550      40 166      30 728      35 006      37 769
B      WC026  Breede River Winelands                          27 544      30 510      34 989      27 674      30 789      33 524
C        DC2  Cape Winelands District                        129 434     147 358     165 391     129 434     147 358     165 391
              Municipality
--------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                                 290 081     302 493     345 194     290 294     304 553     334 382
--------------------------------------------------------------------------------------------------------------------------------
B      WC031  Theewaterskloof                                 29 288      32 366      37 413      29 494      32 807      35 097
B      WC032  Overstrand                                      19 059      20 363      23 487      18 874      20 588      22 303
B      WC033  Cape Agulhas                                     7 272       8 818       9 853       7 272       8 818       9 853
B      WC034  Swellendam                                       8 432       9 941      11 116       8 432       9 941      11 116
C        DC3  Overberg District                               28 592      32 747      36 961      28 666      32 906      36 125
              Municipality
--------------------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                                92 642     104 235     118 831      92 738     105 062     114 494
--------------------------------------------------------------------------------------------------------------------------------
B      WC041  Kannaland                                       14 463      14 059      15 511      14 195      14 221      14 663
B      WC042  Hessequa                                        10 960      14 513      16 632      11 507      14 642      15 957
B      WC043  Mossel Bay                                      22 119      22 437      25 865      21 660      22 667      24 655
B      WC044  George                                          36 838      42 141      49 390      37 131      42 766      46 107
B      WC045  Oudtshoorn                                      23 725      25 947      29 664      23 537      26 484      28 043
B      WC047  Bitou                                           12 106      13 601      15 685      12 187      13 773      14 782
B      WC048  Knysna                                          19 567      21 882      25 729      19 752      22 276      23 658
C        DC4  Eden District Municipality                      83 192      88 032      98 704      81 515      88 032      98 704
--------------------------------------------------------------------------------------------------------------------------------
TOTAL:  EDENMUNICIPALITIES                                   222 970     242 612     277 180     221 483     244 862     266 568
--------------------------------------------------------------------------------------------------------------------------------
B      WC051  Laingsburg                                       5 977       6 238       6 889       5 977       6 238       6 889
B      WC052  Prince Albert                                    6 907       7 182       7 708       6 907       7 182       7 708
B      WC053  Beaufort West                                   11 100      12 341      13 833      11 100      12 341      13 833
C        DC5  Central Karoo District                          14 606      13 654      15 830      14 705      13 866      14 716
              Municipality
--------------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES                           38 590      39 414      44 259      38 689      39 626      43 146
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                         2 476 355   2 755 046   2 901 946   2 479 693   2 774 382   2 802 798
--------------------------------------------------------------------------------------------------------------------------------

Local Neighbourhood Development                               50 000     950 000   1 500 000      50 000     950 000   1 500 000
Partnership Grant
Financial Management Grant - DBSA                             53 407      53 407      50 000      53 407      53 407      50 000
Public Transport Infrastructure                                           28 000   1 622 000                  28 000   1 622 000
Systems:Unallocated

--------------------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                            27 999 692  32 009 576  37 248 759  28 228 927  32 228 300  35 377 563
--------------------------------------------------------------------------------------------------------------------------------

1.    Includes Equitable Share Formula Allocations, RSC Levies Replacement and
      Special Contribution towards Councillor Remuneration. See Appendix E7.

                                       187

                                  APPENDIX E7:

      APPENDIX TO SCHEDULE 3: EQUITABLE SHARE ALLOCATIONS TO MUNICIPALITIES

     (EQUITABLE SHARE FORMULA ALLOCATIONS + RSC LEVIES REPLACEMENT + SPECIAL
                  CONTRIBUTION TOWARDS COUNCILLOR REMUNERATION)

                     (NATIONAL AND MUNICIPAL FINANCIAL YEAR)

                                       188

                                  APPENDIX E7:

      APPENDIX TO SCHEDULE 3: EQUITABLE SHARE ALLOCATIONS TO MUNICIPALITIES

     EQUITABLE SHARE FORMULA ALLOCATIONS + RSC LEVIES REPLACEMENT + SPECIAL
                  CONTRIBUTION TOWARDS COUNCILLOR REMUNERATION

                                                               ----------------------------------------------------------------
                                                                                     EQUITABLE SHARE FORMULA
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

EASTERN CAPE

A           Nelson Mandela                                       240 876    277 686    317 821    240 876    277 686    317 821
-------------------------------------------------------------------------------------------------------------------------------
B      EC101  Camdeboo                                            11 302     13 007     14 817     11 302     13 007     14 817
B      EC102  Blue Crane Route                                    12 337     13 981     15 909     12 337     13 981     15 909
B      EC103  Ikwezi                                               4 590      5 140      5 845      4 590      5 140      5 845
B      EC104  Makana                                              21 225     24 409     27 799     21 225     24 409     27 799
B      EC105  Ndlambe                                             17 688     20 248     23 056     17 688     20 248     23 056
B      EC106  Sundays River Valley                                10 741     11 259     12 819     10 741     11 259     12 819
B      EC107  Baviaans                                             4 797      5 343      6 079      4 797      5 343      6 079
B      EC108  Kouga                                               15 465     17 688     20 200     15 465     17 688     20 200
B      EC109  Koukamma                                             8 958      9 948     11 338      8 958      9 948     11 338
C      DC10   Cacadu District                                      4 456      6 071      6 946      4 456      6 071      6 946
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES                                     111 558    127 095    144 808    111 558    127 095    144 808
-------------------------------------------------------------------------------------------------------------------------------
B      EC121  Mbhashe                                             41 678     34 226     38 898     41 678     34 226     38 898
B      EC122  Mnquma                                              48 400     49 514     56 286     48 400     49 514     56 286
B      EC123  Great Kei                                            9 445     10 369     11 790      9 445     10 369     11 790
B      EC124  Amahlathi                                           26 721     29 867     33 956     26 721     29 867     33 956
B      EC125  Buffalo City                                       213 344    240 947    274 585    213 344    240 947    274 585
B      EC126  Ngqushwa                                            18 325     20 335     23 110     18 325     20 335     23 110
B      EC127  Nkonkobe                                            27 854     31 311     35 593     27 854     31 311     35 593
B      EC128  Nxuba                                                6 315      7 029      7 997      6 315      7 029      7 997
C      DC12   Amatole District                                   111 544    131 289    149 367    111 544    131 289    149 367
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                                    503 625    554 888    631 584    503 625    554 888    631 584
-------------------------------------------------------------------------------------------------------------------------------
B      EC131  Inxuba Yethemba                                     12 270     14 058     16 021     12 270     14 058     16 021
B      EC132  Tsolwana                                             7 324      8 060      9 162      7 324      8 060      9 162
B      EC133  Inkwanca                                             5 295      5 826      6 627      5 295      5 826      6 627
B      EC134  Lukhanji                                            32 727     37 250     42 396     32 727     37 250     42 396
B      EC135  Intsika Yethu                                       35 520     29 935     34 020     35 520     29 935     34 020
B      EC136  Emalahleni                                          20 997     22 192     25 221     20 997     22 192     25 221
B      EC137  Engcobo                                             25 588     20 627     23 443     25 588     20 627     23 443
B      EC138  Sakhisizwe                                          10 818     11 887     13 515     10 818     11 887     13 515
C      DC13   Chris Hani District                                 99 425    112 741    128 183     99 425    112 741    128 183
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                                 249 964    262 574    298 587    249 964    262 574    298 587
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                     RSC LEVIES REPLACEMENT
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

EASTERN CAPE
A             Nelson Mandela                                     246 595    281 823    317 051    246 595    281 823    317 051
-------------------------------------------------------------------------------------------------------------------------------
B      EC101  Camdeboo
B      EC102  Blue Crane Route
B      EC103  Ikwezi
B      EC104  Makana
B      EC105  Ndlambe
B      EC106  Sundays River Valley
B      EC107  Baviaans
B      EC108  Kouga
B      EC109  Koukamma
C       DC10  Cacadu District                                     36 134     41 296     46 458     36 134     41 296     46 458
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES                                      36 134     41 296     46 458     36 134     41 296     46 458
-------------------------------------------------------------------------------------------------------------------------------
B      EC121  Mbhashe
B      EC122  Mnquma
B      EC123  Great Kei
B      EC124  Amahlathi
B      EC125  Buffalo City
B      EC126  Ngqushwa
B      EC127  Nkonkobe
B      EC128  Nxuba
C       DC12  Amatole District                                   128 024    146 314    164 603    128 024    146 314    164 603
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                                    128 024    146 314    164 603    128 024    146 314    164 603
-------------------------------------------------------------------------------------------------------------------------------
B      EC131  Inxuba Yethemba
B      EC132  Tsolwana
B      EC133  Inkwanca
B      EC134  Lukhanji
B      EC135  Intsika Yethu
B      EC136  Emalahleni
B      EC137  Engcobo
B      EC138  Sakhisizwe
C       DC13  Chris Hani District                                 20 593     23 535     26 477     20 593     23 535     26 477
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                                  20 593     23 535     26 477     20 593     23 535     26 477
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                  SPECIAL CONTRIBUTION TOWARDS
                                                                                     COUNCILLOR REMUNERATION
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

EASTERN CAPE
A             Nelson Mandela
-------------------------------------------------------------------------------------------------------------------------------
B      EC101  Camdeboo                                               572        450        470        572        450        470
B      EC102  Blue Crane Route                                       520        409        427        520        409        427
B      EC103  Ikwezi                                                 395        310        324        395        310        324
B      EC104  Makana                                               1 018        800        836      1 018        800        836
B      EC105  Ndlambe                                                763        600        627        763        600        627
B      EC106  Sundays River Valley                                   728        572        598        728        572        598
B      EC107  Baviaans                                               395        310        324        395        310        324
B      EC108  Kouga                                                  848        666        697        848        666        697
B      EC109  Koukamma                                               520        409        427        520        409        427
C       DC10  Cacadu District                                      1 145        899        940      1 145        899        940
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CACADU MUNICIPALITIES                                       6 905      5 425      5 672      6 905      5 425      5 672
-------------------------------------------------------------------------------------------------------------------------------
B      EC121  Mbhashe                                              2 162      1 699      1 776      2 162      1 699      1 776
B      EC122  Mnquma                                               2 586      2 032      2 125      2 586      2 032      2 125
B      EC123  Great Kei                                              624        491        513        624        491        513
B      EC124  Amahlathi                                            1 696      1 333      1 393      1 696      1 333      1 393
B      EC125  Buffalo City
B      EC126  Ngqushwa                                             1 145        899        940      1 145        899        940
B      EC127  Nkonkobe                                             1 738      1 366      1 428      1 738      1 366      1 428
B      EC128  Nxuba                                                  416        327        342        416        327        342
C       DC12  Amatole District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: AMATOLE MUNICIPALITIES                                     10 368      8 147      8 517     10 368      8 147      8 517
-------------------------------------------------------------------------------------------------------------------------------
B      EC131  Inxuba Yethemba                                        763        600        627        763        600        627
B      EC132  Tsolwana                                               790        621        649        790        621        649
B      EC133  Inkwanca                                               474        372        389        474        372        389
B      EC134  Lukhanji                                             2 247      1 766      1 846      2 247      1 766      1 846
B      EC135  Intsika Yethu                                        2 393      1 880      1 966      2 393      1 880      1 966
B      EC136  Emalahleni                                           1 613      1 267      1 325      1 613      1 267      1 325
B      EC137  Engcobo                                              1 314      1 033      1 080      1 314      1 033      1 080
B      EC138  Sakhisizwe                                             551        433        453        551        433        453
C       DC13  Chris Hani District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CHRIS HANI MUNICIPALITIES                                  10 146      7 972      8 334     10 146      7 972      8 334
-------------------------------------------------------------------------------------------------------------------------------

                                       189

                                  APPENDIX E7:

      APPENDIX TO SCHEDULE 3: EQUITABLE SHARE ALLOCATIONS TO MUNICIPALITIES

     EQUITABLE SHARE FORMULA ALLOCATIONS + RSC LEVIES REPLACEMENT + SPECIAL
                  CONTRIBUTION TOWARDS COUNCILLOR REMUNERATION

                                                               ----------------------------------------------------------------
                                                                                     EQUITABLE SHARE FORMULA
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

B      EC141  Elundini                                            26 913     21 980     24 984     26 913     21 980     24 984
B      EC142  Senqu                                               26 293     28 790     32 726     26 293     28 790     32 726
B      EC143  Maletswai                                            6 869      7 490      8 539      6 869      7 490      8 539
B      EC144  Gariep                                               7 506      8 373      9 530      7 506      8 373      9 530
C      DC14   Ukhahlamba District                                 47 995     52 221     59 366     47 995     52 221     59 366
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                                 115 575    118 855    135 145    115 575    118 855    135 145
-------------------------------------------------------------------------------------------------------------------------------
B      EC151  Mbizana                                             35 200     32 895     37 387     35 200     32 895     37 387
B      EC152  Ntabankulu                                          22 799     18 344     20 848     22 799     18 344     20 848
B      EC153  Qaukeni                                             38 926     32 248     36 655     38 926     32 248     36 655
B      EC154  Port St Johns                                       24 114     19 503     22 165     24 114     19 503     22 165
B      EC155  Nyandeni                                            43 438     38 695     43 978     43 438     38 695     43 978
B      EC156  Mhlontlo                                            33 480     29 705     33 760     33 480     29 705     33 760
B      EC157  King Sabata Dalindyebo                              55 092     57 873     65 827     55 092     57 873     65 827
C      DC15   O.R. Tambo District                                159 493    167 402    190 360    159 493    167 402    190 360
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                                 412 541    396 665    450 979    412 541    396 665    450 979
-------------------------------------------------------------------------------------------------------------------------------
B     EC05b2  Umzimvubu                                           64 636     49 298     35 460     64 636     49 298     35 460
B     EC05b3  Matatiele                                           16 562     31 199     35 831     16 562     31 199     35 831
C      DC44   Alfred Nzo District                                 64 528     56 350     59 417     64 528     56 350     59 417
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                                 145 727    136 848    130 707    145 727    136 848    130 707
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                             1 779 867  1 874 611  2 109 632  1 779 867  1 874 611  2 109 632
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                     RSC LEVIES REPLACEMENT
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

B      EC141  Elundini
B      EC142  Senqu
B      EC143  Maletswai
B      EC144  Gariep
C      DC14   Ukhahlamba District                                  8 661      9 898     11 136      8 661      9 898     11 136
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                                   8 661      9 898     11 136      8 661      9 898     11 136
-------------------------------------------------------------------------------------------------------------------------------
B      EC151  Mbizana
B      EC152  Ntabankulu
B      EC153  Qaukeni
B      EC154  Port St Johns
B      EC155  Nyandeni
B      EC156  Mhlontlo
B      EC157  King Sabata Dalindyebo
C      DC15   O.R. Tambo District                                 30 861     35 270     39 679     30 861     35 270     39 679
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                                  30 861     35 270     39 679     30 861     35 270     39 679
-------------------------------------------------------------------------------------------------------------------------------
B     EC05b2  Umzimvubu
B     EC05b3  Matatiele
C      DC44   Alfred Nzo District                                  7 823      8 940     10 058      7 823      8 940     10 058
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                                   7 823      8 940     10 058      7 823      8 940     10 058
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                               478 691    547 076    615 460    478 691    547 076    615 460
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                  SPECIAL CONTRIBUTION TOWARDS
                                                                                     COUNCILLOR REMUNERATION
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

B      EC141  Elundini                                             1 665      1 308      1 367      1 665      1 308      1 367
B      EC142  Senqu                                                1 357      1 066      1 115      1 357      1 066      1 115
B      EC143  Maletswai                                              624        491        513        624        491        513
B      EC144  Gariep                                                 416        327        342        416        327        342
C      DC14   Ukhahlamba District                                    975        766        801        975        766        801
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UKHAHLAMBA MUNICIPALITIES                                   5 037      3 958      4 138      5 037      3 958      4 138
-------------------------------------------------------------------------------------------------------------------------------
B      EC151  Mbizana                                              2 601      2 044      2 137      2 601      2 044      2 137
B      EC152  Ntabankulu                                           1 509      1 185      1 239      1 509      1 185      1 239
B      EC153  Qaukeni                                              2 290      1 799      1 881      2 290      1 799      1 881
B      EC154  Port St Johns                                        1 613      1 267      1 325      1 613      1 267      1 325
B      EC155  Nyandeni                                             2 205      1 732      1 811      2 205      1 732      1 811
B      EC156  Mhlontlo                                             1 781      1 399      1 463      1 781      1 399      1 463
B      EC157  King Sabata Dalindyebo
C      DC15   O.R. Tambo District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: O.R. TAMBO MUNICIPALITIES                                  11 998      9 427      9 855     11 998      9 427      9 855
-------------------------------------------------------------------------------------------------------------------------------
B     EC05b2  Umzimvubu                                            1 993      1 566      1 637      1 993      1 566      1 637
B     EC05b3  Matatiele                                            2 035      1 599      1 672      2 035      1 599      1 672
C      DC44   Alfred Nzo District                                  1 145        899        940      1 145        899        940
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ALFRED NZO MUNICIPALITIES                                   5 173      4 064      4 249      5 173      4 064      4 249
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: EASTERN CAPE MUNICIPALITIES                                49 627     38 993     40 765     49 627     38 993     40 765
-------------------------------------------------------------------------------------------------------------------------------

                                       190

                                  APPENDIX E7:

      APPENDIX TO SCHEDULE 3: EQUITABLE SHARE ALLOCATIONS TO MUNICIPALITIES

     EQUITABLE SHARE FORMULA ALLOCATIONS + RSC LEVIES REPLACEMENT + SPECIAL
                  CONTRIBUTION TOWARDS COUNCILLOR REMUNERATION

                                                               ----------------------------------------------------------------
                                                                                     EQUITABLE SHARE FORMULA
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

FREE STATE

B      FS161  Letsemeng                                           15 934     18 226     20 742     15 934     18 226     20 742
B      FS162  Kopanong                                            28 270     32 915     37 439     28 270     32 915     37 439
B      FS163  Mohokare                                            16 137     18 483     21 020     16 137     18 483     21 020
C      DC16   Xhariep District                                     3 142      2 815      3 215      3 142      2 815      3 215
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES                                     63 484     72 439     82 415     63 484     72 439     82 415
-------------------------------------------------------------------------------------------------------------------------------
B      FS171  Naledi                                              11 842     13 472     15 322     11 842     13 472     15 322
B      FS172  Mangaung                                           196 823    225 540    257 555    196 823    225 540    257 555
B      FS173  Mantsopa                                            21 173     24 337     27 688     21 173     24 337     27 688
C      DC17   Motheo District                                      3 286      5 555      6 414      3 286      5 555      6 414
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                                     233 125    268 904    306 979    233 125    268 904    306 979
-------------------------------------------------------------------------------------------------------------------------------
B      FS181  Masilonyana                                         26 330     29 781     33 884     26 330     29 781     33 884
B      FS182  Tokologo                                            13 448     15 377     17 499     13 448     15 377     17 499
B      FS183  Tswelopele                                          19 269     22 011     25 037     19 269     22 011     25 037
B      FS184  Matjhabeng                                         143 647    166 141    189 403    143 647    166 141    189 403
B      FS185  Nala                                                43 751     50 833     57 813     43 751     50 833     57 813
C      DC18   Lejweleputswa District                               4 216      6 838      7 852      4 216      6 838      7 852
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                              250 661    290 981    331 487    250 661    290 981    331 487
-------------------------------------------------------------------------------------------------------------------------------
B      FS191  Setsoto                                             52 431     60 582     68 912     52 431     60 582     68 912
B      FS192  Dihlabeng                                           41 030     47 649     54 253     41 030     47 649     54 253
B      FS193  Nketoana                                            24 539     28 180     32 049     24 539     28 180     32 049
B      FS194  Maluti-a-Phofung                                   109 268    123 778    140 738    109 268    123 778    140 738
B      FS195  Phumelela                                           17 536     19 953     22 693     17 536     19 953     22 693
C      DC19   Thabo Mofutsanyana                                  12 897      8 291      9 495     12 897      8 291      9 495
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA MUNICIPALITIES                         257 701    288 433    328 140    257 701    288 433    328 140
-------------------------------------------------------------------------------------------------------------------------------
B      FS201  Moqhaka                                             51 591     60 166     68 544     51 591     60 166     68 544
B      FS203  Ngwathe                                             48 841     57 136     64 998     48 841     57 136     64 998
B      FS204  Metsimaholo                                         32 095     37 149     42 399     32 095     37 149     42 399
B      FS205  Mafube                                              24 153     27 995     31 837     24 153     27 995     31 837
C      DC20   Fezile Dabi District                                 2 293      2 734      3 150      2 293      2 734      3 150
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                                158 973    185 181    210 928    158 973    185 181    210 928
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                                 963 943  1 105 937  1 259 951    963 943  1 105 937  1 259 951
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                     RSC LEVIES REPLACEMENT
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

FREE STATE

B      FS161  Letsemeng
B      FS162  Kopanong
B      FS163  Mohokare
C      DC16   Xhariep District                                     3 287      3 757      4 227      3 287      3 757      4 227
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES                                      3 287      3 757      4 227      3 287      3 757      4 227
-------------------------------------------------------------------------------------------------------------------------------
B      FS171  Naledi
B      FS172  Mangaung
B      FS173  Mantsopa
C      DC17   Motheo District                                     88 231    100 836    113 440     88 231    100 836    113 440
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                                      88 231    100 836    113 440     88 231    100 836    113 440
-------------------------------------------------------------------------------------------------------------------------------
B      FS181  Masilonyana
B      FS182  Tokologo
B      FS183  Tswelopele
B      FS184  Matjhabeng
B      FS185  Nala
C      DC18   Lejweleputswa District                              49 315     56 361     63 406     49 315     56 361     63 406
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                               49 315     56 361     63 406     49 315     56 361     63 406
-------------------------------------------------------------------------------------------------------------------------------
B      FS191  Setsoto
B      FS192  Dihlabeng
B      FS193  Nketoana
B      FS194  Maluti-a-Phofung
B      FS195  Phumelela
C      DC19   Thabo Mofutsanyana                                  25 956     29 664     33 372     25 956     29 664     33 372
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA                                         25 956     29 664     33 372     25 956     29 664     33 372
MUNICIPALITIES
-------------------------------------------------------------------------------------------------------------------------------
B      FS201  Moqhaka
B      FS203  Ngwathe
B      FS204  Metsimaholo
B      FS205  Mafube
C      DC20   Fezile Dabi District                                75 970     86 823     97 676     75 970     86 823     97 676
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                                 75 970     86 823     97 676     75 970     86 823     97 676
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                                 242 761    277 441    312 121    242 761    277 441    312 121
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                  SPECIAL CONTRIBUTION TOWARDS
                                                                                     COUNCILLOR REMUNERATION
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

FREE STATE

B      FS161  Letsemeng                                              520        409        427        520        409        427
B      FS162  Kopanong                                               594        466        488        594        466        488
B      FS163  Mohokare                                               520        409        427        520        409        427
C      DC16   Xhariep District                                       728        572        598        728        572        598
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: XHARIEP MUNICIPALITIES                                      2 362      1 856      1 941      2 362      1 856      1 941
-------------------------------------------------------------------------------------------------------------------------------
B      FS171  Naledi                                                 416        327        342        416        327        342
B      FS172  Mangaung
B      FS173  Mantsopa                                               678        533        557        678        533        557
C      DC17   Motheo District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MOTHEO MUNICIPALITIES                                       1 095        860        899      1 095        860        899
-------------------------------------------------------------------------------------------------------------------------------
B      FS181  Masilonyana                                            848        666        697        848        666        697
B      FS182  Tokologo                                               632        497        519        632        497        519
B      FS183  Tswelopele                                             594        466        488        594        466        488
B      FS184  Matjhabeng
B      FS185  Nala                                                 1 018        800        836      1 018        800        836
C      DC18   Lejweleputswa District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: LEJWELEPUTSWA MUNICIPALITIES                                3 091      2 429      2 539      3 091      2 429      2 539
-------------------------------------------------------------------------------------------------------------------------------
B      FS191  Setsoto                                              1 399      1 099      1 149      1 399      1 099      1 149
B      FS192  Dihlabeng                                            1 569      1 233      1 289      1 569      1 233      1 289
B      FS193  Nketoana                                               763        600        627        763        600        627
B      FS194  Maluti-a-Phofung
B      FS195  Phumelela                                              594        466        488        594        466        488
C      DC19   Thabo Mofutsanyana
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: THABO MOFUTSANYANA                                          4 325      3 398      3 553      4 325      3 398      3 553
MUNICIPALITIES
-------------------------------------------------------------------------------------------------------------------------------
B      FS201  Moqhaka                                              2 120      1 666      1 741      2 120      1 666      1 741
B      FS203  Ngwathe                                              1 611      1 266      1 323      1 611      1 266      1 323
B      FS204  Metsimaholo
B      FS205  Mafube                                                 721        566        592        721        566        592
C      DC20   Fezile Dabi District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FEZILE DABI MUNICIPALITIES                                  4 452      3 498      3 657      4 452      3 498      3 657
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FREE STATE MUNICIPALITIES                                  15 325     12 041     12 588     15 325     12 041     12 588
-------------------------------------------------------------------------------------------------------------------------------

                                       191

                                  APPENDIX E7:

      APPENDIX TO SCHEDULE 3: EQUITABLE SHARE ALLOCATIONS TO MUNICIPALITIES

     EQUITABLE SHARE FORMULA ALLOCATIONS + RSC LEVIES REPLACEMENT + SPECIAL
                  CONTRIBUTION TOWARDS COUNCILLOR REMUNERATION

                                                               ----------------------------------------------------------------
                                                                                     EQUITABLE SHARE FORMULA
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

GAUTENG

A             Ekurhuleni                                         553 938    636 210    734 929    553 938    636 210    734 929
A             City of Johannesburg                               616 387    683 792    798 349    616 387    683 792    798 349
A             City of Tshwane                                    300 956    293 295    343 694    300 956    293 295    343 694
-------------------------------------------------------------------------------------------------------------------------------
B     GT02b1  Nokeng tsa Taemane                                  11 527     12 782     14 616     11 527     12 782     14 616
B     GT02b2  Kungwini                                            27 936     31 778     36 319     27 936     31 778     36 319
C       DC46  Metsweding District                                  1 801      2 695      3 096      1 801      2 695      3 096
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                                  41 264     47 255     54 031     41 264     47 255     54 031
-------------------------------------------------------------------------------------------------------------------------------
B      GT421  Emfuleni                                           193 117    226 079    258 205    193 117    226 079    258 205
B      GT422  Midvaal                                             15 500     17 539     20 094     15 500     17 539     20 094
B      GT423  Lesedi                                              18 963     21 958     25 049     18 963     21 958     25 049
C       DC42  Sedibeng District                                    2 191      3 359      3 930      2 191      3 359      3 930
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                                   229 772    268 935    307 279    229 772    268 935    307 279
-------------------------------------------------------------------------------------------------------------------------------
B      GT481  Mogale City                                         68 282     77 991     89 415     68 282     77 991     89 415
B      GT482  Randfontein                                         29 680     33 953     38 849     29 680     33 953     38 849
B      GT483  Westonaria                                          43 106     34 177     39 053     43 106     34 177     39 053
C       DC48  West Rand District                                   3 365      5 103      5 903      3 365      5 103      5 903
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                                  144 432    151 225    173 220    144 432    151 225    173 220
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                                  1 886 749  2 080 712  2 411 502  1 886 749  2 080 712  2 411 502
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                     RSC LEVIES REPLACEMENT
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

GAUTENG

A             Ekurhuleni                                         637 394    728 450    819 506    637 394    728 450    819 506
A             City of Johannesburg                             1 636 462  1 870 242  2 104 022  1 636 462  1 870 242  2 104 022
A             City of Tshwane                                    701 694    801 935    902 177    701 694    801 935    902 177
-------------------------------------------------------------------------------------------------------------------------------
B     GT02b1  Nokeng tsa Taemane
B     GT02b2  Kungwini
C      DC46   Metsweding District                                 12 550     14 343     16 135     12 550     14 343     16 135
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                                  12 550     14 343     16 135     12 550     14 343     16 135
-------------------------------------------------------------------------------------------------------------------------------
B      GT421  Emfuleni
B      GT422  Midvaal
B      GT423  Lesedi
C       DC42  Sedibeng District                                  138 186    157 926    177 667    138 186    157 926    177 667
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                                   138 186    157 926    177 667    138 186    157 926    177 667
-------------------------------------------------------------------------------------------------------------------------------
B      GT481  Mogale City
B      GT482  Randfontein
B      GT483  Westonaria
C       DC48  West Rand District                                  87 938    100 501    113 064     87 938    100 501    113 064
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                                   87 938    100 501    113 064     87 938    100 501    113 064
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                                  3 214 222  3 673 397  4 132 572  3 214 222  3 673 397  4 132 572
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                 SPECIAL CONTRIBUTION TOWARDS
                                                                                   COUNCILLOR REMUNERATION
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

GAUTENG

A             Ekurhuleni
A             City of Johannesburg
A             City of Tshwane
-------------------------------------------------------------------------------------------------------------------------------
B     GT02b1  Nokeng tsa Taemane                                     509        400        418        509        400        418
B     GT02b2  Kungwini                                             1 145        899        940      1 145        899        940
C      DC46   Metsweding District                                    636        500        522        636        500        522
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: METSWEDING MUNICIPALITIES                                   2 290      1 799      1 881      2 290      1 799      1 881
-------------------------------------------------------------------------------------------------------------------------------
B      GT421  Emfuleni
B      GT422  Midvaal                                                806        633        662        806        633        662
B      GT423  Lesedi                                                 890        700        731        890        700        731
C       DC42  Sedibeng District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SEDIBENG MUNICIPALITIES                                     1 696      1 333      1 393      1 696      1 333      1 393
-------------------------------------------------------------------------------------------------------------------------------
B      GT481  Mogale City
B      GT482  Randfontein                                          1 569      1 233      1 289      1 569      1 233      1 289
B      GT483  Westonaria                                           1 230        966      1 010      1 230        966      1 010
C       DC48  West Rand District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST RAND MUNICIPALITIES                                    2 798      2 199      2 299      2 798      2 199      2 299
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GAUTENG MUNICIPALITIES                                      6 784      5 330      5 573      6 784      5 330      5 573
-------------------------------------------------------------------------------------------------------------------------------

                                       192

                                  APPENDIX E7:

      APPENDIX TO SCHEDULE 3: EQUITABLE SHARE ALLOCATIONS TO MUNICIPALITIES

     EQUITABLE SHARE FORMULA ALLOCATIONS + RSC LEVIES REPLACEMENT + SPECIAL
                  CONTRIBUTION TOWARDS COUNCILLOR REMUNERATION

                                                               ----------------------------------------------------------------
                                                                                     EQUITABLE SHARE FORMULA
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A             eThekwini                                          623 857    718 190    825 373    623 857    718 190    825 373
-------------------------------------------------------------------------------------------------------------------------------
B      KZ211  Vulamehlo                                           14 045     10 676     12 136     14 045     10 676     12 136
B      KZ212  Umdoni                                               8 169      9 115     10 390      8 169      9 115     10 390
B      KZ213  Umzumbe                                             29 134     26 497     30 116     29 134     26 497     30 116
B      KZ214  uMuziwabantu                                        15 676     13 367     15 195     15 676     13 367     15 195
B      KZ215  Ezinqolweni                                         10 022      7 903      8 983     10 022      7 903      8 983
B      KZ216  Hibiscus Coast                                      29 551     33 331     37 982     29 551     33 331     37 982
C       DC21  Ugu District                                        65 403     74 685     84 931     65 403     74 685     84 931
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                                        171 999    175 576    199 732    171 999    175 576    199 732
-------------------------------------------------------------------------------------------------------------------------------
B      KZ221  uMshwathi                                           19 354     17 601     20 023     19 354     17 601     20 023
B      KZ222  uMngeni                                             11 171     12 502     14 304     11 171     12 502     14 304
B      KZ223  Mooi Mpofana                                         7 082      7 238      8 243      7 082      7 238      8 243
B      KZ224  Impendle                                             7 404      7 035      7 995      7 404      7 035      7 995
B      KZ225  Msunduzi                                           119 512    136 640    155 965    119 512    136 640    155 965
B      KZ226  Mkhambathini                                        11 682      8 803     10 013     11 682      8 803     10 013
B      KZ227  Richmond                                            11 211      9 274     10 551     11 211      9 274     10 551
C       DC22  uMgungundlovu District                              45 477     54 217     61 724     45 477     54 217     61 724
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                              232 894    253 309    288 819    232 894    253 309    288 819
-------------------------------------------------------------------------------------------------------------------------------
B      KZ232  Emnambithi/Ladysmith                                32 360     36 593     41 699     32 360     36 593     41 699
B      KZ233  Indaka                                              17 526     19 257     21 884     17 526     19 257     21 884
B      KZ234  Umtshezi                                             8 971      9 882     11 256      8 971      9 882     11 256
B      KZ235  Okhahlamba                                          20 346     19 387     22 040     20 346     19 387     22 040
B      KZ236  Imbabazane                                          18 621     20 631     23 448     18 621     20 631     23 448
C       DC23  Uthukela District                                   67 765     78 978     89 623     67 765     78 978     89 623
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                                    165 589    184 729    209 950    165 589    184 729    209 950
-------------------------------------------------------------------------------------------------------------------------------
B      KZ241  Endumeni                                             8 055      9 112     10 399      8 055      9 112     10 399
B      KZ242  Nquthu                                              20 975     20 937     23 794     20 975     20 937     23 794
B      KZ244  Msinga                                              27 149     20 295     23 065     27 149     20 295     23 065
B      KZ245  Umvoti                                              15 818     13 108     14 915     15 818     13 108     14 915
C       DC24  Umzinyathi District                                 47 547     53 373     60 686     47 547     53 373     60 686
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                                 119 544    116 825    132 859    119 544    116 825    132 859
-------------------------------------------------------------------------------------------------------------------------------
B      KZ252  Newcastle                                           90 042    105 278    119 853     90 042    105 278    119 853
B      KZ253  Utrecht                                              5 528      4 073      4 636      5 528      4 073      4 636
B      KZ254  Dannhauser                                          14 326     14 974     17 022     14 326     14 974     17 022
C       DC25  Amajuba District                                    13 911     16 676     18 988     13 911     16 676     18 988
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                                    123 808    141 001    160 499    123 808    141 001    160 499
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                     RSC LEVIES REPLACEMENT
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A             eThekwini                                          509 418    582 193    654 967    509 418    582 193    654 967
-------------------------------------------------------------------------------------------------------------------------------
B      KZ211  Vulamehlo
B      KZ212  Umdoni
B      KZ213  Umzumbe
B      KZ214  uMuziwabantu
B      KZ215  Ezinqolweni
B      KZ216  Hibiscus Coast
C       DC21  Ugu District                                        25 118     28 706     32 295     25 118     28 706     32 295
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                                         25 118     28 706     32 295     25 118     28 706     32 295
-------------------------------------------------------------------------------------------------------------------------------
B      KZ221  uMshwathi
B      KZ222  uMngeni
B      KZ223  Mooi Mpofana
B      KZ224  Impendle
B      KZ225  Msunduzi
B      KZ226  Mkhambathini
B      KZ227  Richmond
C       DC22  uMgungundlovu District                              88 644    101 308    113 971     88 644    101 308    113 971
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                               88 644    101 308    113 971     88 644    101 308    113 971
-------------------------------------------------------------------------------------------------------------------------------
B      KZ232  Emnambithi/Ladysmith
B      KZ233  Indaka
B      KZ234  Umtshezi
B      KZ235  Okhahlamba
B      KZ236  Imbabazane
C       DC23  Uthukela District                                   19 476     22 259     25 041     19 476     22 259     25 041
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                                     19 476     22 259     25 041     19 476     22 259     25 041
-------------------------------------------------------------------------------------------------------------------------------
B      KZ241  Endumeni
B      KZ242  Nquthu
B      KZ244  Msinga
B      KZ245  Umvoti
C       DC24  Umzinyathi District                                 11 674     13 341     15 009     11 674     13 341     15 009
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                                  11 674     13 341     15 009     11 674     13 341     15 009
-------------------------------------------------------------------------------------------------------------------------------
B      KZ252  Newcastle
B      KZ253  Utrecht
B      KZ254  Dannhauser
C       DC25  Amajuba District                                    26 790     30 617     34 444     26 790     30 617     34 444
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                                     26 790     30 617     34 444     26 790     30 617     34 444
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                 SPECIAL CONTRIBUTION TOWARDS
                                                                                   COUNCILLOR REMUNERATION
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

KWAZULU-NATAL

A             eThekwini
-------------------------------------------------------------------------------------------------------------------------------
B      KZ211  Vulamehlo                                              848        666        697        848        666        697
B      KZ212  Umdoni                                                 763        600        627        763        600        627
B      KZ213  Umzumbe                                              1 925      1 512      1 581      1 925      1 512      1 581
B      KZ214  uMuziwabantu                                           763        600        627        763        600        627
B      KZ215  Ezinqolweni                                            468        368        385        468        368        385
B      KZ216  Hibiscus Coast
C       DC21  Ugu District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UGU MUNICIPALITIES                                          4 768      3 746      3 916      4 768      3 746      3 916
-------------------------------------------------------------------------------------------------------------------------------
B      KZ221  uMshwathi                                            1 145        899        940      1 145        899        940
B      KZ222  uMngeni                                                890        700        731        890        700        731
B      KZ223  Mooi Mpofana                                           364        286        299        364        286        299
B      KZ224  Impendle                                               553        435        454        553        435        454
B      KZ225  Msunduzi
B      KZ226  Mkhambathini                                           728        572        598        728        572        598
B      KZ227  Richmond                                               676        531        556        676        531        556
C       DC22  uMgungundlovu District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMGUNGUNDLOVU MUNICIPALITIES                                4 357      3 423      3 579      4 357      3 423      3 579
-------------------------------------------------------------------------------------------------------------------------------
B      KZ232  Emnambithi/Ladysmith                                 2 120      1 666      1 741      2 120      1 666      1 741
B      KZ233  Indaka                                               1 040        818        855      1 040        818        855
B      KZ234  Umtshezi                                               594        466        488        594        466        488
B      KZ235  Okhahlamba                                           1 102        866        906      1 102        866        906
B      KZ236  Imbabazane                                           1 197        940        983      1 197        940        983
C       DC23  Uthukela District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL:UTHUKELA MUNICIPALITIES                                      6 053      4 756      4 972      6 053      4 756      4 972
-------------------------------------------------------------------------------------------------------------------------------
B      KZ241  Endumeni                                               509        400        418        509        400        418
B      KZ242  Nquthu                                               1 272        999      1 045      1 272        999      1 045
B      KZ244  Msinga                                               1 769      1 390      1 453      1 769      1 390      1 453
B      KZ245  Umvoti                                                 890        700        731        890        700        731
C       DC24  Umzinyathi District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMZINYATHI MUNICIPALITIES                                   4 440      3 489      3 647      4 440      3 489      3 647
-------------------------------------------------------------------------------------------------------------------------------
B      KZ252  Newcastle
B      KZ253  Utrecht                                                553        435        454        553        435        454
B      KZ254  Dannhauser                                           1 040        818        855      1 040        818        855
C       DC25  Amajuba District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: AMAJUBA MUNICIPALITIES                                      1 593      1 252      1 309      1 593      1 252      1 309
-------------------------------------------------------------------------------------------------------------------------------

                                       193

                                  APPENDIX E7:

      APPENDIX TO SCHEDULE 3: EQUITABLE SHARE ALLOCATIONS TO MUNICIPALITIES

     EQUITABLE SHARE FORMULA ALLOCATIONS + RSC LEVIES REPLACEMENT + SPECIAL
                  CONTRIBUTION TOWARDS COUNCILLOR REMUNERATION

                                                               ----------------------------------------------------------------
                                                                                     EQUITABLE SHARE FORMULA
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

B      KZ261  eDumbe                                              12 356     11 625     13 218     12 356     11 625     13 218
B      KZ262  uPhongolo                                           19 622     19 050     21 662     19 622     19 050     21 662
B      KZ263  Abaqulusi                                           22 589     24 934     28 370     22 589     24 934     28 370
B      KZ265  Nongoma                                             25 030     21 525     24 465     25 030     21 525     24 465
B      KZ266  Ulundi                                              27 710     24 523     27 880     27 710     24 523     27 880
C       DC26  Zululand District                                   69 197     78 860     89 671     69 197     78 860     89 671
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                                   176 504    180 518    205 266    176 504    180 518    205 266
-------------------------------------------------------------------------------------------------------------------------------
B      KZ271  Umhlabuyalingana                                    20 869     15 687     17 830     20 869     15 687     17 830
B      KZ272  Jozini                                              26 310     21 320     24 234     26 310     21 320     24 234
B      KZ273  The Big Five False Bay                               6 775      4 177      4 750      6 775      4 177      4 750
B      KZ274  Hlabisa                                             20 211     16 733     19 020     20 211     16 733     19 020
B      KZ275  Mtubatuba                                            5 898      5 173      5 896      5 898      5 173      5 896
C       DC27  Umkhanyakude District                               51 826     53 752     61 073     51 826     53 752     61 073
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                               131 888    116 843    132 803    131 888    116 843    132 803
-------------------------------------------------------------------------------------------------------------------------------
B      KZ281  Mbonambi                                            14 777     13 244     15 061     14 777     13 244     15 061
B      KZ282  uMhlathuze                                          61 266     69 177     78 844     61 266     69 177     78 844
B      KZ283  Ntambanana                                           8 894      6 131      6 972      8 894      6 131      6 972
B      KZ284  Umlalazi                                            30 730     25 148     28 602     30 730     25 148     28 602
B      KZ285  Mthonjaneni                                         10 799      8 006      9 104     10 799      8 006      9 104
B      KZ286  Nkandla                                             20 897     15 033     17 085     20 897     15 033     17 085
C       DC28  uThungulu District                                  47 968     54 653     62 184     47 968     54 653     62 184
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                                  195 331    191 392    217 852    195 331    191 392    217 852
-------------------------------------------------------------------------------------------------------------------------------
B      KZ291  eNdondakusuka                                       19 513     21 198     24 127     19 513     21 198     24 127
B      KZ292  KwaDukuza                                           22 271     24 814     28 407     22 271     24 814     28 407
B      KZ293  Ndwedwe                                             23 444     18 834     21 409     23 444     18 834     21 409
B      KZ294  Maphumulo                                           18 488     14 666     16 667     18 488     14 666     16 667
C       DC29  iLembe District                                     53 747     62 250     70 787     53 747     62 250     70 787
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                                     137 463    141 762    161 397    137 463    141 762    161 397
-------------------------------------------------------------------------------------------------------------------------------
B      KZ5a1  Ingwe                                               18 099     15 374     17 473     18 099     15 374     17 473
B      KZ5a2  Kwa Sani                                             4 645      3 824      4 349      4 645      3 824      4 349
B      KZ5a4  Greater Kokstad                                     14 589     16 340     18 613     14 589     16 340     18 613
B      KZ5a5  Ubuhlebezwe                                         17 876     15 423     17 533     17 876     15 423     17 533
B      KZ5a6  Umzimkhulu                                          28 089     25 952     29 496     28 089     25 952     29 496
C       DC43  Sisonke District                                    49 821     64 860     73 933     49 821     64 860     73 933
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                                    133 118    141 773    161 398    133 118    141 773    161 398
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL MUNICIPALITIES                            2 211 995  2 361 918  2 695 948  2 211 995  2 361 918  2 695 948
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                     RSC LEVIES REPLACEMENT
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

B      KZ261  eDumbe
B      KZ262  uPhongolo
B      KZ263  Abaqulusi
B      KZ265  Nongoma
B      KZ266  Ulundi
C       DC26  Zululand District                                   18 344     20 965     23 585     18 344     20 965     23 585
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                                    18 344     20 965     23 585     18 344     20 965     23 585
-------------------------------------------------------------------------------------------------------------------------------
B      KZ271  Umhlabuyalingana
B      KZ272  Jozini
B      KZ273  The Big Five False Bay
B      KZ274  Hlabisa
B      KZ275  Mtubatuba
C       DC27  Umkhanyakude District                               10 156     11 607     13 058     10 156     11 607     13 058
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                                10 156     11 607     13 058     10 156     11 607     13 058
-------------------------------------------------------------------------------------------------------------------------------
B      KZ281  Mbonambi
B      KZ282  uMhlathuze
B      KZ283  Ntambanana
B      KZ284  Umlalazi
B      KZ285  Mthonjaneni
B      KZ286  Nkandla
C       DC28  uThungulu District                                  79 393     90 735    102 077     79 393     90 735    102 077
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                                   79 393     90 735    102 077     79 393     90 735    102 077
-------------------------------------------------------------------------------------------------------------------------------
B      KZ291  eNdondakusuka
B      KZ292  KwaDukuza
B      KZ293  Ndwedwe
B      KZ294  Maphumulo
C       DC29  iLembe District                                     29 568     33 792     38 016     29 568     33 792     38 016
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                                      29 568     33 792     38 016     29 568     33 792     38 016
-------------------------------------------------------------------------------------------------------------------------------
B      KZ5a1  Ingwe
B      KZ5a2  Kwa Sani
B      KZ5a4  Greater Kokstad
B      KZ5a5  Ubuhlebezwe
B      KZ5a6  Umzimkhulu
C       DC43  Sisonke District                                    10 574     12 084     13 595     10 574     12 084     13 595
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                                     10 574     12 084     13 595     10 574     12 084     13 595
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL MUNICIPALITIES                              829 156    947 607  1 066 058    829 156    947 607  1 066 058
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                 SPECIAL CONTRIBUTION TOWARDS
                                                                                   COUNCILLOR REMUNERATION
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

B      KZ261  eDumbe                                                 594        466        488        594        466        488
B      KZ262  uPhongolo                                              933        733        766        933        733        766
B      KZ263  Abaqulusi                                            1 654      1 299      1 358      1 654      1 299      1 358
B      KZ265  Nongoma                                              1 611      1 266      1 323      1 611      1 266      1 323
B      KZ266  Ulundi                                               1 993      1 566      1 637      1 993      1 566      1 637
C       DC26  Zululand District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ZULULAND MUNICIPALITIES                                     6 784      5 330      5 573      6 784      5 330      5 573
-------------------------------------------------------------------------------------------------------------------------------
B      KZ271  Umhlabuyalingana                                     1 353      1 063      1 111      1 353      1 063      1 111
B      KZ272  Jozini                                               1 717      1 349      1 410      1 717      1 349      1 410
B      KZ273  The Big Five False Bay                                 553        435        454        553        435        454
B      KZ274  Hlabisa                                              1 925      1 512      1 581      1 925      1 512      1 581
B      KZ275  Mtubatuba                                              520        409        427        520        409        427
C       DC27  Umkhanyakude District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UMKHANYAKUDE MUNICIPALITIES                                 6 068      4 767      4 984      6 068      4 767      4 984
-------------------------------------------------------------------------------------------------------------------------------
B      KZ281  Mbonambi                                             1 301      1 022      1 068      1 301      1 022      1 068
B      KZ282  uMhlathuze
B      KZ283  Ntambanana                                             780        613        641        780        613        641
B      KZ284  Umlalazi                                             2 205      1 732      1 811      2 205      1 732      1 811
B      KZ285  Mthonjaneni                                            466        366        383        466        366        383
B      KZ286  Nkandla                                              1 405      1 104      1 154      1 405      1 104      1 154
C       DC28  uThungulu District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: UTHUNGULU MUNICIPALITIES                                    6 157      4 838      5 057      6 157      4 838      5 057
-------------------------------------------------------------------------------------------------------------------------------
B      KZ291  eNdondakusuka                                        1 357      1 066      1 115      1 357      1 066      1 115
B      KZ292  KwaDukuza
B      KZ293  Ndwedwe                                              1 569      1 233      1 289      1 569      1 233      1 289
B      KZ294  Maphumulo                                            1 093        858        897      1 093        858        897
C       DC29  iLembe District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: ILEMBE MUNICIPALITIES                                       4 018      3 157      3 301      4 018      3 157      3 301
-------------------------------------------------------------------------------------------------------------------------------
B      KZ5a1  Ingwe                                                1 040        818        855      1 040        818        855
B      KZ5a2  Kwa Sani                                               395        310        324        395        310        324
B      KZ5a4  Greater Kokstad                                        466        366        383        466        366        383
B      KZ5a5  Ubuhlebezwe                                          1 197        940        983      1 197        940        983
B      KZ5a6  Umzimkhulu                                           1 526      1 199      1 254      1 526      1 199      1 254
C       DC43  Sisonke District                                     1 018        800        836      1 018        800        836
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SISONKE MUNICIPALITIES                                      5 642      4 433      4 635      5 642      4 433      4 635
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KWAZULU-NATAL MUNICIPALITIES                               49 880     39 191     40 973     49 880     39 191     40 973
-------------------------------------------------------------------------------------------------------------------------------

                                      194

                                  APPENDIX E7:

      APPENDIX TO SCHEDULE 3: EQUITABLE SHARE ALLOCATIONS TO MUNICIPALITIES

     EQUITABLE SHARE FORMULA ALLOCATIONS + RSC LEVIES REPLACEMENT + SPECIAL
                  CONTRIBUTION TOWARDS COUNCILLOR REMUNERATION

                                                               ----------------------------------------------------------------
                                                                                     EQUITABLE SHARE FORMULA
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

LIMPOPO

B      NP03a2 Makhuduthamaga                                      41 527     46 206     52 511     41 527     46 206     52 511
B      NP03a3 Fetakgomo                                           15 178     14 179     16 115     15 178     14 179     16 115
B      NP03a4 Greater Marble Hall                                 20 251     22 353     25 415     20 251     22 353     25 415
B      NP03a5 Greater Groblersdal                                 38 241     42 737     48 581     38 241     42 737     48 581
B      NP03a6 Greater Tubatse                                     39 410     40 990     46 594     39 410     40 990     46 594
C       DC47  Greater Sekhukhune                                  96 958    106 618    121 226     96 958    106 618    121 226
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES                251 564    273 083    310 443    251 564    273 083    310 443
-------------------------------------------------------------------------------------------------------------------------------
B      NP331  Greater Giyani                                      40 925     42 837     48 704     40 925     42 837     48 704
B      NP332  Greater Letaba                                      39 098     43 155     49 065     39 098     43 155     49 065
B      NP333  Greater Tzaneen                                     61 813     68 130     77 510     61 813     68 130     77 510
B      NP334  Ba-Phalaborwa                                       18 851     20 200     23 010     18 851     20 200     23 010
B      NP335  Maruleng                                            17 188     16 759     19 058     17 188     16 759     19 058
C       DC33  Mopani District                                    116 742    142 167    161 826    116 742    142 167    161 826
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                                     294 617    333 248    379 174    294 617    333 248    379 174
-------------------------------------------------------------------------------------------------------------------------------
B      NP341  Musina                                               9 345     10 151     11 577      9 345     10 151     11 577
B      NP342  Mutale                                              15 332     12 859     14 618     15 332     12 859     14 618
B      NP343  Thulamela                                           81 513     89 313    101 558     81 513     89 313    101 558
B      NP344  Makhado                                             73 824     81 514     92 708     73 824     81 514     92 708
C       DC34  Vhembe District                                    132 937    155 647    176 977    132 937    155 647    176 977
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                                     312 951    349 485    397 437    312 951    349 485    397 437
-------------------------------------------------------------------------------------------------------------------------------
B      NP351  Blouberg                                            26 134     26 026     29 581     26 134     26 026     29 581
B      NP352  Aganang                                             22 887     23 768     27 013     22 887     23 768     27 013
B      NP353  Molemole                                            21 955     24 432     27 779     21 955     24 432     27 779
B      NP354  Polokwane                                          125 598    141 171    160 681    125 598    141 171    160 681
B      NP355  Lepelle-Nkumpi                                      36 333     40 333     45 852     36 333     40 333     45 852
C       DC35  Capricorn District                                  76 521     90 827    103 326     76 521     90 827    103 326
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                                  309 429    346 556    394 233    309 429    346 556    394 233
-------------------------------------------------------------------------------------------------------------------------------
B      NP361  Thabazimbi                                          18 944     19 830     22 623     18 944     19 830     22 623
B      NP362  Lephalale                                           28 873     32 231     36 679     28 873     32 231     36 679
B      NP364  Mookgopong                                           7 538      8 173      9 315      7 538      8 173      9 315
B      NP365  Modimolle                                           17 992     19 992     22 787     17 992     19 992     22 787
B      NP366  Bela Bela                                           14 239     16 185     18 434     14 239     16 185     18 434
B      NP367  Mogalakwena                                         78 251     88 532    100 665     78 251     88 532    100 665
C       DC36  Waterberg District                                   4 040      6 084      6 984      4 040      6 084      6 984
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                                  169 878    191 027    217 486    169 878    191 027    217 486
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                                  1 338 439  1 493 398  1 698 773  1 338 439  1 493 398  1 698 773
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                     RSC LEVIES REPLACEMENT
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

LIMPOPO

B      NP03a2 Makhuduthamaga
B      NP03a3 Fetakgomo
B      NP03a4 Greater Marble Hall
B      NP03a5 Greater Groblersdal
B      NP03a6 Greater Tubatse
C       DC47  Greater Sekhukhune                                  27 841     31 818     35 796     27 841     31 818     35 796
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES                 27 841     31 818     35 796     27 841     31 818     35 796
-------------------------------------------------------------------------------------------------------------------------------
B      NP331  Greater Giyani
B      NP332  Greater Letaba
B      NP333  Greater Tzaneen
B      NP334  Ba-Phalaborwa
B      NP335  Maruleng
C       DC33  Mopani District                                     35 909     41 039     46 168     35 909     41 039     46 168
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                                      35 909     41 039     46 168     35 909     41 039     46 168
-------------------------------------------------------------------------------------------------------------------------------
B      NP341  Musina
B      NP342  Mutale
B      NP343  Thulamela
B      NP344  Makhado
C       DC34  Vhembe District                                     25 267     28 877     32 486     25 267     28 877     32 486
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                                      25 267     28 877     32 486     25 267     28 877     32 486
-------------------------------------------------------------------------------------------------------------------------------
B      NP351  Blouberg
B      NP352  Aganang
B      NP353  Molemole
B      NP354  Polokwane
B      NP355  Lepelle-Nkumpi
C       DC35  Capricorn District                                  65 302     74 631     83 960     65 302     74 631     83 960
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                                   65 302     74 631     83 960     65 302     74 631     83 960
-------------------------------------------------------------------------------------------------------------------------------
B      NP361  Thabazimbi
B      NP362  Lephalale
B      NP364  Mookgopong
B      NP365  Modimolle
B      NP366  Bela Bela
B      NP367  Mogalakwena
C       DC36  Waterberg District                                  43 504     49 719     55 934     43 504     49 719     55 934
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                                   43 504     49 719     55 934     43 504     49 719     55 934
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                                    197 824    226 084    254 345    197 824    226 084    254 345
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                 SPECIAL CONTRIBUTION TOWARDS
                                                                                   COUNCILLOR REMUNERATION
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

LIMPOPO

B      NP03a2 Makhuduthamaga                                       2 586      2 032      2 125      2 586      2 032      2 125
B      NP03a3 Fetakgomo                                            1 353      1 063      1 111      1 353      1 063      1 111
B      NP03a4 Greater Marble Hall                                  1 145        899        940      1 145        899        940
B      NP03a5 Greater Groblersdal                                  2 417      1 899      1 985      2 417      1 899      1 985
B      NP03a6 Greater Tubatse                                      2 417      1 899      1 985      2 417      1 899      1 985
C       DC47  Greater Sekhukhune
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GREATER SEKHUKHUNE DISTRICT MUNICIPALITIES                  9 917      7 792      8 146      9 917      7 792      8 146
-------------------------------------------------------------------------------------------------------------------------------
B      NP331  Greater Giyani                                       2 544      1 999      2 090      2 544      1 999      2 090
B      NP332  Greater Letaba                                       2 205      1 732      1 811      2 205      1 732      1 811
B      NP333  Greater Tzaneen
B      NP334  Ba-Phalaborwa                                        1 357      1 066      1 115      1 357      1 066      1 115
B      NP335  Maruleng                                             1 249        981      1 026      1 249        981      1 026
C       DC33  Mopani District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MOPANI MUNICIPALITIES                                       7 354      5 778      6 041      7 354      5 778      6 041
-------------------------------------------------------------------------------------------------------------------------------
B      NP341  Musina                                                 572        450        470        572        450        470
B      NP342  Mutale                                               1 145        899        940      1 145        899        940
B      NP343  Thulamela
B      NP344  Makhado
C       DC34  Vhembe District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: VHEMBE MUNICIPALITIES                                       1 717      1 349      1 410      1 717      1 349      1 410
-------------------------------------------------------------------------------------------------------------------------------
B      NP351  Blouberg                                             1 526      1 199      1 254      1 526      1 199      1 254
B      NP352  Aganang                                              1 873      1 472      1 538      1 873      1 472      1 538
B      NP353  Molemole                                             1 301      1 022      1 068      1 301      1 022      1 068
B      NP354  Polokwane
B      NP355  Lepelle-Nkumpi                                       2 290      1 799      1 881      2 290      1 799      1 881
C       DC35  Capricorn District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CAPRICORN MUNICIPALITIES                                    6 989      5 492      5 741      6 989      5 492      5 741
-------------------------------------------------------------------------------------------------------------------------------
B      NP361  Thabazimbi                                             848        666        697        848        666        697
B      NP362  Lephalale                                            1 018        800        836      1 018        800        836
B      NP364  Mookgopong                                             416        327        342        416        327        342
B      NP365  Modimolle                                              678        533        557        678        533        557
B      NP366  Bela Bela                                              636        500        522        636        500        522
B      NP367  Mogalakwena
C       DC36  Waterberg District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WATERBERG MUNICIPALITIES                                    3 596      2 826      2 954      3 596      2 826      2 954
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: LIMPOPO MUNICIPALITIES                                     29 574     23 237     24 293     29 574     23 237     24 293
-------------------------------------------------------------------------------------------------------------------------------

                                       195

                                  APPENDIX E7:

      APPENDIX TO SCHEDULE 3: EQUITABLE SHARE ALLOCATIONS TO MUNICIPALITIES

     EQUITABLE SHARE FORMULA ALLOCATIONS + RSC LEVIES REPLACEMENT + SPECIAL
                  CONTRIBUTION TOWARDS COUNCILLOR REMUNERATION

                                                               ----------------------------------------------------------------
                                                                                     EQUITABLE SHARE FORMULA
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B      MP301  Albert Luthuli                                      48 092     53 779     61 137     48 092     53 779     61 137
B      MP302  Msukaligwa                                          32 927     37 459     42 650     32 927     37 459     42 650
B      MP303  Mkhondo                                             29 938     33 081     37 632     29 938     33 081     37 632
B      MP304  Pixley Ka Seme                                      26 298     30 184     34 321     26 298     30 184     34 321
B      MP305  Lekwa                                               24 955     28 163     32 095     24 955     28 163     32 095
B      MP306  Dipaleseng                                          14 125     16 008     18 206     14 125     16 008     18 206
B      MP307  Govan Mbeki                                         65 331     73 988     84 466     65 331     73 988     84 466
C       DC30  Gert Sibande District                                2 642      2 957      3 440      2 642      2 957      3 440
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                               244 308    275 619    313 946    244 308    275 619    313 946
-------------------------------------------------------------------------------------------------------------------------------
B      MP311  Delmas                                              16 203     18 387     20 935     16 203     18 387     20 935
B      MP312  Emalahleni                                          60 811     68 104     77 899     60 811     68 104     77 899
B      MP313  Steve Tshwete                                       30 611     34 902     39 856     30 611     34 902     39 856
B      MP314  Emakhazeni                                          11 214     12 587     14 333     11 214     12 587     14 333
B      MP315  Thembisile                                          68 262     76 737     87 235     68 262     76 737     87 235
B      MP316  Dr JS Moroka                                        70 302     80 102     91 047     70 302     80 102     91 047
C       DC31  Nkangala District                                    2 299      2 559      2 694      2 299      2 559      2 694
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                                   259 702    293 378    333 999    259 702    293 378    333 999
-------------------------------------------------------------------------------------------------------------------------------
B      MP321  Thaba Chweu                                         23 774     26 498     30 195     23 774     26 498     30 195
B      MP322  Mbombela                                           102 361    112 832    128 511    102 361    112 832    128 511
B      MP323  Umjindi                                             14 784     16 280     18 562     14 784     16 280     18 562
B      MP324  Nkomazi                                             81 926     90 335    102 717     81 926     90 335    102 717
B      MP325  Bushbuckridge                                      110 647    151 679    173 175    110 647    151 679    173 175
C       DC32  Ehlanzeni District                                   6 485     11 001     12 657      6 485     11 001     12 657
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                                  339 976    408 625    465 817    339 976    408 625    465 817
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                                 843 986    977 623  1 113 762  843 986    977 623    1 113 762
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                     RSC LEVIES REPLACEMENT
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B      MP301  Albert Luthuli
B      MP302  Msukaligwa
B      MP303  Mkhondo
B      MP304  Pixley Ka Seme
B      MP305  Lekwa
B      MP306  Dipaleseng
B      MP307  Govan Mbeki
C       DC30  Gert Sibande District                              147 159    168 181    189 204    147 159    168 181    189 204
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                               147 159    168 181    189 204    147 159    168 181    189 204
-------------------------------------------------------------------------------------------------------------------------------
B      MP311  Delmas
B      MP312  Emalahleni
B      MP313  Steve Tshwete
B      MP314  Emakhazeni
B      MP315  Thembisile
B      MP316  Dr JS Moroka
C       DC31  Nkangala District                                  186 129    212 719    239 309    186 129    212 719    239 309
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                                   186 129    212 719    239 309    186 129    212 719    239 309
-------------------------------------------------------------------------------------------------------------------------------
B      MP321  Thaba Chweu
B      MP322  Mbombela
B      MP323  Umjindi
B      MP324  Nkomazi
B      MP325  Bushbuckridge
C       DC32  Ehlanzeni District                                  88 287    100 899    113 511     88 287    100 899    113 511
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                                   88 287    100 899    113 511     88 287    100 899    113 511
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                                 421 574    481 799    542 024    421 574    481 799    542 024
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                 SPECIAL CONTRIBUTION TOWARDS
                                                                                   COUNCILLOR REMUNERATION
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

MPUMALANGA

B      MP301  Albert Luthuli                                       1 866      1 466      1 532      1 866      1 466      1 532
B      MP302  Msukaligwa                                           1 357      1 066      1 115      1 357      1 066      1 115
B      MP303  Mkhondo                                              1 272        999      1 045      1 272        999      1 045
B      MP304  Pixley Ka Seme                                         890        700        731        890        700        731
B      MP305  Lekwa                                                1 145        899        940      1 145        899        940
B      MP306  Dipaleseng                                             572        450        470        572        450        470
B      MP307  Govan Mbeki
C       DC30  Gert Sibande District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: GERT SIBANDE MUNICIPALITIES                                 7 102      5 580      5 834      7 102      5 580      5 834
-------------------------------------------------------------------------------------------------------------------------------
B      MP311  Delmas                                                 636        500        522        636        500        522
B      MP312  Emalahleni
B      MP313  Steve Tshwete
B      MP314  Emakhazeni                                             676        531        556        676        531        556
B      MP315  Thembisile                                           2 544      1 999      2 090      2 544      1 999      2 090
B      MP316  Dr JS Moroka                                         3 121      2 453      2 564      3 121      2 453      2 564
C       DC31  Nkangala District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NKANGALA MUNICIPALITIES                                     6 978      5 483      5 732      6 978      5 483      5 732
-------------------------------------------------------------------------------------------------------------------------------
B      MP321  Thaba Chweu                                            975        766        801        975        766        801
B      MP322  Mbombela
B      MP323  Umjindi                                                594        466        488        594        466        488
B      MP324  Nkomazi
B      MP325  Bushbuckridge                                        2 883      2 265      2 368      2 883      2 265      2 368
C       DC32  Ehlanzeni District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: EHLANZENI MUNICIPALITIES                                    4 452      3 498      3 657      4 452      3 498      3 657
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: MPUMALANGA MUNICIPALITIES                                  18 532     14 561     15 222     18 532     14 561     15 222
-------------------------------------------------------------------------------------------------------------------------------

                                       196

                                  APPENDIX E7:

      APPENDIX TO SCHEDULE 3: EQUITABLE SHARE ALLOCATIONS TO MUNICIPALITIES

     EQUITABLE SHARE FORMULA ALLOCATIONS + RSC LEVIES REPLACEMENT + SPECIAL
                  CONTRIBUTION TOWARDS COUNCILLOR REMUNERATION

                                                               ----------------------------------------------------------------
                                                                                     EQUITABLE SHARE FORMULA
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B      NC451  Moshaweng                                           18 459     21 159     24 075     18 459     21 159     24 075
B      NC452  Ga-Segonyana                                        19 385     21 789     24 772     19 385     21 789     24 772
B      NC453  Gammagara                                            5 281      7 101      8 136      5 281      7 101      8 136
C       DC45  Kgalagadi District                                  14 741      8 224      9 369     14 741      8 224      9 369
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                                   57 866     58 273     66 352     57 866     58 273     66 352
-------------------------------------------------------------------------------------------------------------------------------
B      NC061  Richtersveld                                         3 596      4 061      4 625      3 596      4 061      4 625
B      NC062  Nama Khoi                                           10 160     11 724     13 375     10 160     11 724     13 375
B      NC064  Kamiesberg                                           3 545      4 030      4 590      3 545      4 030      4 590
B      NC065  Hantam                                               6 065      6 886      7 842      6 065      6 886      7 842
B      NC066  Karoo Hoogland                                       3 918      4 349      4 950      3 918      4 349      4 950
B      NC067  Khai-Ma                                              3 690      4 064      4 628      3 690      4 064      4 628
C        DC6  Namakwa District                                     1 882      2 096      2 395      1 882      2 096      2 395
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                                     32 855     37 209     42 405     32 855     37 209     42 405
-------------------------------------------------------------------------------------------------------------------------------
B      NC071  Ubuntu                                               5 541      6 198      7 053      5 541      6 198      7 053
B      NC072  Umsobomvu                                            9 275     10 581     12 035      9 275     10 581     12 035
B      NC073  Emthanjeni                                          10 869     12 558     14 299     10 869     12 558     14 299
B      NC074  Kareeberg                                            3 589      4 006      4 559      3 589      4 006      4 559
B      NC075  Renosterberg                                         4 334      4 905      5 579      4 334      4 905      5 579
B      NC076  Thembelihle                                          4 118      4 622      5 264      4 118      4 622      5 264
B      NC077  Siyathemba                                           6 023      6 883      7 832      6 023      6 883      7 832
B      NC078  Siyancuma                                           10 295     11 513     13 106     10 295     11 513     13 106
C        DC7  Karoo District                                       2 985      3 713      4 238      2 985      3 713      4 238
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                                       57 030     64 979     73 965     57 030     64 979     73 965
-------------------------------------------------------------------------------------------------------------------------------
B      NC081  Mier                                                 2 938      2 905      3 303      2 938      2 905      3 303
B      NC082  !Kai! Garib                                         14 577     15 429     17 604     14 577     15 429     17 604
B      NC083  //Khara Hais                                        15 913     18 666     21 306     15 913     18 666     21 306
B      NC084  !Kheis                                               4 642      5 088      5 792      4 642      5 088      5 792
B      NC085  Tsantsabane                                          8 602      9 107      9 166      8 602      9 107      9 166
B      NC086  Kgatelopele                                          4 391      4 981      5 675      4 391      4 981      5 675
         DC8  Siyanda District                                     4 474      4 989      5 695      4 474      4 989      5 695
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                                     55 538     61 165     68 542     55 538     61 165     68 542
-------------------------------------------------------------------------------------------------------------------------------
B      NC091  Sol Plaatje                                         50 356     58 016     66 244     50 356     58 016     66 244
B      NC092  Dikgatlong                                          13 668     15 513     17 641     13 668     15 513     17 641
B      NC093  Magareng                                             8 883     10 158     11 550      8 883     10 158     11 550
B      NC094  Phokwane                                            19 708     22 445     25 552     19 708     22 445     25 552
C        DC9  Frances Baard                                        3 377      4 472      5 123      3 377      4 472      5 123
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                               95 993    110 604    126 110     95 993    110 604    126 110
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                              299 282    332 231    377 373    299 282    332 231    377 373
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                     RSC LEVIES REPLACEMENT
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B      NC451  Moshaweng
B      NC452  Ga-Segonyana
B      NC453  Gammagara
C       DC45  Kgalagadi District                                  16 988     19 414     21 841     16 988     19 414     21 841
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                                   16 988     19 414     21 841     16 988     19 414     21 841
-------------------------------------------------------------------------------------------------------------------------------
B      NC061  Richtersveld
B      NC062  Nama Khoi
B      NC064  Kamiesberg
B      NC065  Hantam
B      NC066  Karoo Hoogland
B      NC067  Khai-Ma
C        DC6  Namakwa District                                    15 745     17 995     20 244     15 745     17 995     20 244
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                                     15 745     17 995     20 244     15 745     17 995     20 244
-------------------------------------------------------------------------------------------------------------------------------
B      NC071  Ubuntu
B      NC072  Umsobomvu
B      NC073  Emthanjeni
B      NC074  Kareeberg
B      NC075  Renosterberg
B      NC076  Thembelihle
B      NC077  Siyathemba
B      NC078  Siyancuma
C        DC7  Karoo District                                      10 777     12 317     13 857     10 777     12 317     13 857
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                                       10 777     12 317     13 857     10 777     12 317     13 857
-------------------------------------------------------------------------------------------------------------------------------
B      NC081  Mier
B      NC082  !Kai! Garib
B      NC083  //Khara Hais
B      NC084  !Kheis
B      NC085  Tsantsabane
B      NC086  Kgatelopele
         DC8  Siyanda District                                    21 053     24 060     27 068     21 053     24 060     27 068
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                                     21 053     24 060     27 068     21 053     24 060     27 068
-------------------------------------------------------------------------------------------------------------------------------
B      NC091  Sol Plaatje
B      NC092  Dikgatlong
B      NC093  Magareng
B      NC094  Phokwane
C        DC9  Frances Baard                                       41 472     47 396     53 321     41 472     47 396     53 321
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                               41 472     47 396     53 321     41 472     47 396     53 321
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                              106 034    121 182    136 330    106 034    121 182    136 330
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                 SPECIAL CONTRIBUTION TOWARDS
                                                                                   COUNCILLOR REMUNERATION
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

NORTHERN CAPE

B      NC451  Moshaweng                                            1 093        858        897      1 093        858        897
B      NC452  Ga-Segonyana                                           763        600        627        763        600        627
B      NC453  Gammagara                                              416        327        342        416        327        342
C       DC45  Kgalagadi District                                     721        566        592        721        566        592
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KGALAGADI MUNICIPALITIES                                    2 993      2 351      2 458      2 993      2 351      2 458
-------------------------------------------------------------------------------------------------------------------------------
B      NC061  Richtersveld                                           416        327        342        416        327        342
B      NC062  Nama Khoi                                              884        695        726        884        695        726
B      NC064  Kamiesberg                                             553        435        454        553        435        454
B      NC065  Hantam                                                 468        368        385        468        368        385
B      NC066  Karoo Hoogland                                         553        435        454        553        435        454
B      NC067  Khai-Ma                                                553        435        454        553        435        454
C        DC6  Namakwa District                                       594        466        488        594        466        488
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NAMAKWA MUNICIPALITIES                                      4 021      3 160      3 303      4 021      3 160      3 303
-------------------------------------------------------------------------------------------------------------------------------
B      NC071  Ubuntu                                                 416        327        342        416        327        342
B      NC072  Umsobomvu                                              520        409        427        520        409        427
B      NC073  Emthanjeni                                             728        572        598        728        572        598
B      NC074  Kareeberg                                              364        286        299        364        286        299
B      NC075  Renosterberg                                           553        435        454        553        435        454
B      NC076  Thembelihle                                            553        435        454        553        435        454
B      NC077  Siyathemba                                             416        327        342        416        327        342
B      NC078  Siyancuma                                              468        368        385        468        368        385
C        DC7  Karoo District                                         884        695        726        884        695        726
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: KAROO MUNICIPALITIES                                        4 904      3 853      4 028      4 904      3 853      4 028
-------------------------------------------------------------------------------------------------------------------------------
B      NC081  Mier                                                   395        310        324        395        310        324
B      NC082  !Kai! Garib                                            636        500        522        636        500        522
B      NC083  //Khara Hais                                           975        766        801        975        766        801
B      NC084  !Kheis                                                 553        435        454        553        435        454
B      NC085  Tsantsabane                                            572        450        470        572        450        470
B      NC086  Kgatelopele                                            416        327        342        416        327        342
         DC8  Siyanda District                                       763        600        627        763        600        627
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SIYANDA MUNICIPALITIES                                      4 311      3 387      3 541      4 311      3 387      3 541
-------------------------------------------------------------------------------------------------------------------------------
B      NC091  Sol Plaatje
B      NC092  Dikgatlong                                             676        531        556        676        531        556
B      NC093  Magareng                                               468        368        385        468        368        385
B      NC094  Phokwane                                               763        600        627        763        600        627
C        DC9  Frances Baard                                        1 060        833        871      1 060        833        871
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: FRANCES BAARD MUNICIPALITIES                                2 968      2 332      2 438      2 968      2 332      2 438
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTHERN CAPE MUNICIPALITIES                               19 196     15 083     15 769     19 196     15 083     15 769
-------------------------------------------------------------------------------------------------------------------------------

                                      197

                                  APPENDIX E7:

      APPENDIX TO SCHEDULE 3: EQUITABLE SHARE ALLOCATIONS TO MUNICIPALITIES

     EQUITABLE SHARE FORMULA ALLOCATIONS + RSC LEVIES REPLACEMENT + SPECIAL
                  CONTRIBUTION TOWARDS COUNCILLOR REMUNERATION

                                                               ----------------------------------------------------------------
                                                                                     EQUITABLE SHARE FORMULA
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

NORTH WEST

B      NW371  Moretele                                            45 539     51 196     58 210     45 539     51 196     58 210
B      NW372  Madibeng                                            88 000     98 600    112 279     88 000     98 600    112 279
B      NW373  Rustenburg                                          87 839     92 464    105 694     87 839     92 464    105 694
B      NW374  Kgetlengrivier                                      12 842     14 569     16 579     12 842     14 569     16 579
B      NW375  Moses Kotane                                        70 090     79 571     90 468     70 090     79 571     90 468
C       DC37  Bojanala Platinum                                    4 663      7 821      9 022      4 663      7 821      9 022
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                          308 973    344 220    392 252    308 973    344 220    392 252
-------------------------------------------------------------------------------------------------------------------------------
B      NW381  Ratlou                                              18 983     21 138     24 023     18 983     21 138     24 023
B      NW382  Tswaing                                             18 522     20 665     23 505     18 522     20 665     23 505
B      NW383  Mafikeng                                            37 640     42 446     48 334     37 640     42 446     48 334
B      NW384  Ditsobotla                                          22 935     25 752     29 331     22 935     25 752     29 331
B      NW385  Zeerust                                             23 231     25 847     29 388     23 231     25 847     29 388
C       DC38  Central District                                    87 960    102 705    116 776     87 960    102 705    116 776
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                                    209 271    238 553    271 358    209 271    238 553    271 358
-------------------------------------------------------------------------------------------------------------------------------
B      NW391  Kagisano                                            17 640     18 335     20 823     17 640     18 335     20 823
B      NW392  Naledi                                              10 271     11 581     13 203     10 271     11 581     13 203
B      NW393  Mamusa                                               9 428     10 461     11 911      9 428     10 461     11 911
B      NW394  Greater Taung                                       28 311     31 112     35 365     28 311     31 112     35 365
B      NW395  Molopo                                               3 877      3 544      4 033      3 877      3 544      4 033
B      NW396  Lekwa-Teemane                                        8 373      9 294     10 593      8 373      9 294     10 593
C       DC39  Bophirima District                                  57 171     66 573     75 676     57 171     66 573     75 676
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                                  135 070    150 901    171 603    135 070    150 901    171 603
-------------------------------------------------------------------------------------------------------------------------------
B      NW401  Ventersdorp                                         14 065     15 894     18 076     14 065     15 894     18 076
B      NW402  Potchefstroom                                       28 189     32 404     37 050     28 189     32 404     37 050
B      NW403  Klerksdorp                                         111 882    128 716    146 924    111 882    128 716    146 924
B      NW404  Maquassi Hills                                      23 322     26 665     30 334     23 322     26 665     30 334
B      NW405  Merafong City                                       68 625     63 499     72 771     68 625     63 499     72 771
C       DC40  Southern District                                    4 562      8 238      9 485      4 562      8 238      9 485
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                                   250 644    275 416    314 640    250 644    275 416    314 640
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                                 903 959  1 009 090  1 149 854    903 959  1 009 090  1 149 854
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                     RSC LEVIES REPLACEMENT
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

NORTH WEST

B      NW371  Moretele
B      NW372  Madibeng
B      NW373  Rustenburg
B      NW374  Kgetlengrivier
B      NW375  Moses Kotane
C       DC37  Bojanala Platinum                                  134 418    153 621    172 823    134 418    153 621    172 823
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                          134 418    153 621    172 823    134 418    153 621    172 823
-------------------------------------------------------------------------------------------------------------------------------
B      NW381  Ratlou
B      NW382  Tswaing
B      NW383  Mafikeng
B      NW384  Ditsobotla
B      NW385  Zeerust
C       DC38  Central District                                    63 164     72 187     81 211     63 164     72 187     81 211
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                                     63 164     72 187     81 211     63 164     72 187     81 211
-------------------------------------------------------------------------------------------------------------------------------
B      NW391  Kagisano
B      NW392  Naledi
B      NW393  Mamusa
B      NW394  Greater Taung
B      NW395  Molopo
B      NW396  Lekwa-Teemane
C       DC39  Bophirima District                                  14 463     16 529     18 596     14 463     16 529     18 596
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                                   14 463     16 529     18 596     14 463     16 529     18 596
-------------------------------------------------------------------------------------------------------------------------------
B      NW401  Ventersdorp
B      NW402  Potchefstroom
B      NW403  Klerksdorp
B      NW404  Maquassi Hills
B      NW405  Merafong City
C       DC40  Southern District                                   67 485     77 126     86 767     67 485     77 126     86 767
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                                    67 485     77 126     86 767     67 485     77 126     86 767
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                                 279 530    319 463    359 396    279 530    319 463    359 396
-------------------------------------------------------------------------------------------------------------------------------

                                                               ----------------------------------------------------------------
                                                                                 SPECIAL CONTRIBUTION TOWARDS
                                                                                   COUNCILLOR REMUNERATION
                                                               ----------------------------------------------------------------
                                                                   NATIONAL FINANCIAL YEAR        MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                                2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                      (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

NORTH WEST

B      NW371  Moretele                                             2 445      1 921      2 009      2 445      1 921      2 009
B      NW372  Madibeng
B      NW373  Rustenburg
B      NW374  Kgetlengrivier                                         520        409        427        520        409        427
B      NW375  Moses Kotane                                         2 544      1 999      2 090      2 544      1 999      2 090
C       DC37  Bojanala Platinum
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOJANALA PLATINUM MUNICIPALITIES                            5 509      4 329      4 526      5 509      4 329      4 526
-------------------------------------------------------------------------------------------------------------------------------
B      NW381  Ratlou                                               1 197        940        983      1 197        940        983
B      NW382  Tswaing                                              1 102        866        906      1 102        866        906
B      NW383  Mafikeng
B      NW384  Ditsobotla                                           1 611      1 266      1 323      1 611      1 266      1 323
B      NW385  Zeerust                                              1 442      1 133      1 184      1 442      1 133      1 184
C       DC38  Central District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL MUNICIPALITIES                                      5 352      4 205      4 396      5 352      4 205      4 396
-------------------------------------------------------------------------------------------------------------------------------
B      NW391  Kagisano                                             1 197        940        983      1 197        940        983
B      NW392  Naledi                                                 763        600        627        763        600        627
B      NW393  Mamusa                                                 624        491        513        624        491        513
B      NW394  Greater Taung                                        2 289      1 799      1 880      2 289      1 799      1 880
B      NW395  Molopo                                                 632        497        519        632        497        519
B      NW396  Lekwa-Teemane                                          572        450        470        572        450        470
C       DC39  Bophirima District                                   1 060        833        871      1 060        833        871
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOPHIRIMA MUNICIPALITIES                                    7 137      5 608      5 863      7 137      5 608      5 863
-------------------------------------------------------------------------------------------------------------------------------
B      NW401  Ventersdorp                                            520        409        427        520        409        427
B      NW402  Potchefstroom
B      NW403  Klerksdorp
B      NW404  Maquassi Hills                                         678        533        557        678        533        557
B      NW405  Merafong City
C       DC40  Southern District
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: SOUTHERN MUNICIPALITIES                                     1 199        942        985      1 199        942        985
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: NORTH WEST MUNICIPALITIES                                  19 197     15 084     15 769     19 197     15 084     15 769
-------------------------------------------------------------------------------------------------------------------------------

                                      198

                                  APPENDIX E7:

      APPENDIX TO SCHEDULE 3: EQUITABLE SHARE ALLOCATIONS TO MUNICIPALITIES

     EQUITABLE SHARE FORMULA ALLOCATIONS + RSC LEVIES REPLACEMENT + SPECIAL
                  CONTRIBUTION TOWARDS COUNCILLOR REMUNERATION

                                                         ----------------------------------------------------------------------
                                                                                 EQUITABLE SHARE FORMULA
                                                         ----------------------------------------------------------------------
                                                                NATIONAL FINANCIAL YEAR           MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                           2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                 (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A             City of Cape Town                             311 970     327 816     388 837     311 970     327 816     388 837
-------------------------------------------------------------------------------------------------------------------------------
B      WC011  Matzikama                                      10 280      11 725      13 406      10 280      11 725      13 406
B      WC012  Cederberg                                       8 527       9 553      10 901       8 527       9 553      10 901
B      WC013  Bergrivier                                      7 114       8 056       9 228       7 114       8 056       9 228
B      WC014  Saldanha Bay                                   11 239      13 093      15 049      11 239      13 093      15 049
B      WC015  Swartland                                       8 504       9 550      10 991       8 504       9 550      10 991
C        DC1  West Coast District                             2 609       3 645       4 184       2 609       3 645       4 184
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES                             48 273      55 622      63 758      48 273      55 622      63 758
-------------------------------------------------------------------------------------------------------------------------------
B      WC022  Witzenberg                                     14 279      16 057      18 348      14 279      16 057      18 348
B      WC023  Drakenstein                                    24 230      27 748      31 955      24 230      27 748      31 955
B      WC024  Stellenbosch                                   15 111      17 168      19 798      15 111      17 168      19 798
B      WC025  Breede Valley                                  21 672      24 800      28 416      21 672      24 800      28 416
B      WC026  Breede River Winelands                         16 071      18 478      21 095      16 071      18 478      21 095
C        DC2  Cape Winelands                                  2 132       2 155       2 537       2 132       2 155       2 537
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                                 93 494     106 407     122 150      93 494     106 407     122 150
-------------------------------------------------------------------------------------------------------------------------------
B      WC031  Theewaterskloof                                16 643      18 942      21 662      16 643      18 942      21 662
B      WC032  Overstrand                                     12 213      14 240      16 302      12 213      14 240      16 302
B      WC033  Cape Agulhas                                    5 341       6 227       7 116       5 341       6 227       7 116
B      WC034  Swellendam                                      6 180       7 014       7 999       6 180       7 014       7 999
C        DC3  Overberg District                               1 909       2 815       3 230       1 909       2 815       3 230
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                               42 285      49 238      56 309      42 285      49 238      56 309
-------------------------------------------------------------------------------------------------------------------------------
B      WC041  Kannaland                                       6 257       7 004       7 973       6 257       7 004       7 973
B      WC042  Hessequa                                        8 670      10 164      11 608       8 670      10 164      11 608
B      WC043  Mossel Bay                                     13 294      15 590      17 852      13 294      15 590      17 852
B      WC044  George                                         24 568      28 454      32 635      24 568      28 454      32 635
B      WC045  Oudtshoorn                                     13 458      15 617      17 831      13 458      15 617      17 831
B      WC047  Bitou                                           7 809       9 080      10 374       7 809       9 080      10 374
B      WC048  Knysna                                         10 575      12 223      13 980      10 575      12 223      13 980
C        DC4  Eden District                                   4 627       6 160       7 066       4 627       6 160       7 066
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                                   89 258     104 292     119 320      89 258     104 292     119 320
-------------------------------------------------------------------------------------------------------------------------------
B      WC051  Laingsburg                                      2 716       3 010       3 426       2 716       3 010       3 426
B      WC052  Prince Albert                                   3 123       3 411       3 881       3 123       3 411       3 881
B      WC053  Beaufort West                                   8 758      10 126      11 537       8 758      10 126      11 537
C        DC5  Central Karoo District                          5 845       4 178       4 754       5 845       4 178       4 754
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES                          20 441      20 724      23 598      20 441      20 724      23 598
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                          605 720     664 099     773 973     605 720     664 099     773 973
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                           10 833 940  11 899 620  13 590 767  10 833 940  11 899 620  13 590 767
-------------------------------------------------------------------------------------------------------------------------------

                                                         ----------------------------------------------------------------------
                                                                                 RSC LEVIES REPLACEMENT
                                                         ----------------------------------------------------------------------
                                                                NATIONAL FINANCIAL YEAR           MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                           2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                 (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

WESTERN CAPE
A             City of Cape Town                             968 837   1 107 242   1 245 648     968 837   1 107 242   1 245 648
-------------------------------------------------------------------------------------------------------------------------------
B      WC011  Matzikama
B      WC012  Cederberg
B      WC013  Bergrivier
B      WC014  Saldanha Bay
B      WC015  Swartland
C        DC1  West Coast District                            40 711      46 527      52 343      40 711      46 527      52 343
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES                             40 711      46 527      52 343      40 711      46 527      52 343
-------------------------------------------------------------------------------------------------------------------------------
B      WC022  Witzenberg
B      WC023  Drakenstein
B      WC024  Stellenbosch
B      WC025  Breede Valley
B      WC026  Breede River Winelands
C        DC2  Cape Winelands                                125 303     143 203     161 103     125 303     143 203     161 103
              District Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                                125 303     143 203     161 103     125 303     143 203     161 103
-------------------------------------------------------------------------------------------------------------------------------
B      WC031  Theewaterskloof
B      WC032  Overstrand
B      WC033  Cape Agulhas
B      WC034  Swellendam
C        DC3  Overberg District                              21 924      25 056      28 188      21 924      25 056      28 188
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                               21 924      25 056      28 188      21 924      25 056      28 188
-------------------------------------------------------------------------------------------------------------------------------
B      WC041  Kannaland
B      WC042  Hessequa
B      WC043  Mossel Bay
B      WC044  George
B      WC045  Oudtshoorn
B      WC047  Bitou
B      WC048  Knysna
C        DC4  Eden District                                  70 107      80 123      90 138      70 107      80 123      90 138
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                                   70 107      80 123      90 138      70 107      80 123      90 138
-------------------------------------------------------------------------------------------------------------------------------
B      WC051  Laingsburg
B      WC052  Prince Albert
B      WC053  Beaufort West
C        DC5  Central Karoo District                          3 324       3 798       4 273       3 324       3 798       4 273
              Municipality
-------------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES                           3 324       3 798       4 273       3 324       3 798       4 273
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                        1 230 206   1 405 950   1 581 694   1 230 206   1 405 950   1 581 694
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                            7 000 000   8 000 000   9 000 000   7 000 000   8 000 000   9 000 000
-------------------------------------------------------------------------------------------------------------------------------

                                                         ----------------------------------------------------------------------
                                                                              SPECIAL CONTRIBUTION TOWARDS
                                                                                 COUNCILLOR REMUNERATION
                                                         ----------------------------------------------------------------------
                                                                NATIONAL FINANCIAL YEAR           MUNICIPAL FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------------------------
                                                           2006/07    2007/08    2008/09    2006/07    2007/08    2008/09
      NUMBER  MUNICIPALITY                                 (R'000)    (R'000)    (R'000)    (R'000)    (R'000)    (R'000)
-------------------------------------------------------------------------------------------------------------------------------

WESTERN CAPE

A             City of Cape Town
-------------------------------------------------------------------------------------------------------------------------
B      WC011  Matzikama                                         551        433       453        551        433       453
B      WC012  Cederberg                                         624        491       513        624        491       513
B      WC013  Bergrivier                                        676        531       556        676        531       556
B      WC014  Saldanha Bay                                      975        766       801        975        766       801
B      WC015  Swartland                                         848        666       697        848        666       697
C        DC1  West Coast District
              Municipality
------------------------------------------------------------------------------------------------------------------------
TOTAL: WEST COAST MUNICIPALITIES                              3 675      2 888     3 019      3 675      2 888     3 019
------------------------------------------------------------------------------------------------------------------------
B      WC022  Witzenberg                                        890        700       731        890        700       731
B      WC023  Drakenstein
B      WC024  Stellenbosch
B      WC025  Breede Valley
B      WC026  Breede River Winelands                            848        666       697        848        666       697
C        DC2  Cape Winelands
              District Municipality
------------------------------------------------------------------------------------------------------------------------
TOTAL: BOLAND MUNICIPALITIES                                  1 738      1 366     1 428      1 738      1 366     1 428
------------------------------------------------------------------------------------------------------------------------
B      WC031  Theewaterskloof                                   975        766       801        975        766       801
B      WC032  Overstrand                                        806        633       662        806        633       662
B      WC033  Cape Agulhas                                      520        409       427        520        409       427
B      WC034  Swellendam                                        520        409       427        520        409       427
C        DC3  Overberg District                                 848        666       697        848        666       697
              Municipality
------------------------------------------------------------------------------------------------------------------------
TOTAL: OVERBERG MUNICIPALITIES                                3 669      2 883     3 014      3 669      2 883     3 014
------------------------------------------------------------------------------------------------------------------------
B      WC041  Kannaland                                         468        368       385        468        368       385
B      WC042  Hessequa                                          780        613       641        780        613       641
B      WC043  Mossel Bay                                        975        766       801        975        766       801
B      WC044  George
B      WC045  Oudtshoorn                                        975        766       801        975        766       801
B      WC047  Bitou                                             572        450       470        572        450       470
B      WC048  Knysna                                            678        533       557        678        533       557
C        DC4  Eden District
              Municipality
------------------------------------------------------------------------------------------------------------------------
TOTAL: EDEN MUNICIPALITIES                                    4 450      3 496     3 655      4 450      3 496     3 655
------------------------------------------------------------------------------------------------------------------------
B      WC051  Laingsburg                                        474        372       389        474        372       389
B      WC052  Prince Albert                                     474        372       389        474        372       389
B      WC053  Beaufort West                                     676        531       556        676        531       556
C        DC5  Central Karoo District                            728        572       598        728        572       598
              Municipality
------------------------------------------------------------------------------------------------------------------------
TOTAL: CENTRAL KAROO MUNICIPALITIES                           2 353      1 849     1 933      2 353      1 849     1 933
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
TOTAL: WESTERN CAPE MUNICIPALITIES                           15 885     12 481    13 048     15 885     12 481    13 048
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
NATIONAL TOTAL                                              224 000    176 000   184 000    224 000    176 000   184 000
---------------------------------------------------------------------------------------------------------------------------

                        Printed by Creda Communications
                               ISBN 0 621 36163 1

                            REPUBLIC OF SOUTH AFRICA

                                ----------------

                               APPROPRIATION BILL

                                ----------------

            (As introduced in the National Assembly as a money Bill)
               (The English text is the official text of the Bill)

                                ----------------

                              (MINISTER OF FINANCE)

                                      BILL

TO PROVIDE FOR THE APPROPRIATION OF MONEY FROM THE NATIONAL REVENUE FUND FOR THE
REQUIREMENTS OF THE STATE IN THE 2006/07 FINANCIAL YEAR; AND TO PROVIDE FOR
MATTERS INCIDENTAL THERETO.

                                    PREAMBLE

WHEREAS section 213(2) of the Constitution of the Republic of South Africa,
1996, provides that money may be withdrawn from the National Revenue Fund only in terms of an appropriation by an Act of Parliament;

AND WHEREAS section 26 of the Public Finance Management Act, 1999 (Act No. 1 of
1999), provides that Parliament must appropriate money for each financial year for the requirements of the State;

BE IT THEREFORE ENACTED by the Parliament of the Republic of South Africa, as
follows:--

DEFINITIONS

1. In this Act, unless the context indicates otherwise--
   "CONDITIONAL GRANTS"  means conditional allocations to provinces, local govern-          5
   ment or municipalities from the national government's share of revenue raised nationally, contemplated in section 214(1)(c) of the Constitution of the Republic of
   South Africa, 1996;

   "CURRENT PAYMENTS"  means any payment made by a national department in                  10
   respect of the operational requirements of that department, and includes payments for the compensation of employees and payments for goods and services, interest, rental of immovable property and financial transactions relating to assets and liabilities, but excludes transfers and subsidies, payments for capital assets and payments made under section 73 of the Public Finance Management Act;
   "MAIN DIVISION WITHIN A VOTE"  has the meaning assigned to it in section 1 of the       15
   Public Finance Management Act;

   "PAYMENTS FOR CAPITAL ASSETS"  means any payment made by a national department--

   (a)  for assets that can be used continuously or repeatedly in production for           20
        more than one year, and from which future economic benefits or service potential is expected to flow directly to the national department making the payment; and

   (b)  that must be classified as or deemed to be payments for capital assets in accordance with the "Reference Guide to the new Economic Reporting
        Format" (November 2003, Version 2) and the "Asset Management Frame-
        work" (April 2004, Version 3.3), issued by the National Treasury under             25
        section 76 of the Public Finance Management Act;

   "PUBLIC FINANCE MANAGEMENT ACT" means the Public Finance Management act,
   1999 (Act No. 1 of 1999);

   "TRANSFERS AND SUBSIDIES" means any payment made by a national department to
   another organ of state or any other person in respect of which the national             30
   department does not receive a benefit of similar value directly in return, and includes the payment of conditional grants.

                                        3

APPROPRIATION OF MONEY FOR REQUIREMENTS OF STATE

   2. (1) Appropriations by Parliament of money from the National Revenue Fund for the requirements of the State in the 2006/07 financial year, to votes and main division within a vote, and for the specific listed purposes, are set out in the Schedule.

   (2) The spending of appropriations contemplated in subsection (1) is subject             5
to the Public Finance Management Act.

APPROPRIATION LISTED AS SPECIFICALLY AND EXCLUSIVELY

   3. Despite the provisions of any law, appropriations to a vote or main division within a vote that are listed as specifically and exclusively 10 appropriated in the Schedule may only be utilised for the purpose indicated and may not be used for any other purpose, unless an Act of Parliament amends or changes the purpose for which it was allocated.

SHORT TITLE AND COMMENCEMENT

   4. This Act is called the Appropriation Act, 2006.

                                        4

                                                             SCHEDULE
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000      R'000       R'000

 1  THE PRESIDENCY                                                                       255 923     223 239      26 407       6 277
    Aim:  To provide leadership in developing and managing government's strategic agenda

    1  Administration .............................................................      106 901     101 239         133       5 529
          Provide effective and efficient administration for the Presidency

    2  Support Services to the President and Deputy President .....................       54 473      46 901       7 022         550
          Provide planning and strategic co-ordination of services to the political principals in their executive responsibilities
               Of which
               - Isigodlo Trust                                                                                    3 000
               - South African Chapter on the African Renaissance                                                  1 000
               - Development Bank of Southern Africa                                                               3 000

    3  Communications .............................................................       17 077      17 018           9          50
          Provide communication, research and information services to enable the
          Presidency to communicate effectively with the public and within government

    4  Cabinet Office .............................................................       22 960      22 861           4          95
          Provide strategic and administrative services to enable Cabinet to plan, make decisions on and ensure the implementation of government's agenda

    5  Policy Co-ordination .......................................................       35 284      35 220          11          53
          Provide policy advice and monitoring and evaluation services to enable the Presidency, Cabinet and government to plan, co-ordinate and ensure the implementation of government's programmes

    6  National Youth Commission ..................................................       19 228                  19 228
          Transfer voted funds to enable the National Youth Commission to fulfil its statutory mandate
               Of which
               - National Youth Commission                                                                        19 228

------------------------------------------------------------------------------------------------------------------------------------

 2  PARLIAMENT                                                                           782 133     601 352     158 061      22 720
    Aim:  To provide the support services required by Parliament to fulfil its constitutional functions, to assist political parties represented in
          Parliament to secure administrative support and service constituents, and to provide members of Parliament with the necessary facilities

    1  Administration .............................................................      472 332     451 377         172      20 783
          Manage Parliament, providing procedural and legal advice and support;
          facilitate public involvement in parliamentary processes; facilitate
          Parliament's legislative and oversight processes; and provide institutional support and corporate services

    2  Members' Facilities ........................................................      151 912     149 975                   1 937
          Provide telephone, travel and other facilities for Members of Parliament, and fund medical aid contributions and travel facilities for certain former members
               Of which
               Specifically and exclusively appropriated
               - Parmed                                                                               19 621

    3  Associated Services ........................................................      157 889                 157 889
          Provide financial support to political parties represented in Parliament and pay membership fees to certain interparliamentary bodies
               Of which
               - International associations                                                                        1 043
               - Political party support                                                                          47 287
               - Constituency allowance                                                                          105 911
               - Party leadership support                                                                          3 648

------------------------------------------------------------------------------------------------------------------------------------

                                        5

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000      R'000       R'000

 3  FOREIGN AFFAIRS                                                                    3 042 149   2 158 818     485 579     397 752
    Aim:  To formulate, co-ordinate, implement and  manage South Africa's foreign policy and international relations programmes throughout the world

    1  Administration .............................................................      673 723     362 930          81     310 712
          Conduct the overall policy development and management of the Department

    2  Foreign Relations ..........................................................    1 783 845   1 698 033         220      85 592
          Promote relations with foreign countries and participate in international organisations and institutions, in pursuit of South Africa's national values and foreign policy objectives

    3  Public Diplomacy and Protocol ..............................................      111 051      97 855      11 748       1 448
          Promote an understanding, domestically and internationally, of South
          Africa's role and position in international relations. Provide protocol services
               Of which
               - Municipal rates and taxes for diplomatic missions                                                11 623

    4  International Transfers ....................................................      473 530                 473 530
          Fund membership fees and transfers to international organisations
               Of which
               - United Nations: Membership Fees                                                                  80 000
               - United Nations Development Programme                                                                950
               - Humanitarian Aid                                                                                 13 000
               - African Union                                                                                   155 000
               - Commonwealth: Membership Fees                                                                     7 000
               - Southern African Development Community: Membership
                    Fees                                                                                          12 665
               - Bureau of International Exposition: Membership Fees                                                  25
               - African, Caribbean and Pacific: Membership Fees                                                   2 200
               - Comprehensive Test Ban Treaty                                                                     4 986
               - Bacterial and Toxic Weapons Convention                                                              414
               - South Centre                                                                                      1 000
               - Indian Ocean Rim Research Centre                                                                    120
               - Perrez-Guerrero Trust Fund                                                                           50
               - New Partnership for Africa's Development                                                         30 000
               - United Nations Development Programme: Local Office Costs                                          9 000
               - Other International Organisations - Manpower secondment                                           7 120
               - African Renaissance Fund                                                                        150 000

------------------------------------------------------------------------------------------------------------------------------------

 4  HOME AFFAIRS                                                                       2 800 405   1 844 348     361 169     594 888
    Aim:  To protect and regulate the interests of the inhabitants of the Republic of South Africa, regarding their individual status, identity and specific rights and powers, and to promote a supporting service for this

    1  Administration .............................................................      491 210     444 471       1 233      45 506
          Provide for the overall management of the Department, and provide information systems support to line functions

    2  Delivery of Services .......................................................    1 712 400   1 284 733       2 503     425 164
          Deliver the Department's core services: granting rights and citizenship to eligible people and controlling immigration according to South
          Africa's skills and investment needs
               Of which
               - Advances to Citizens                                                                                147

    3  Auxiliary and Associated Services ..........................................      596 795     115 144     357 433     124 218
          Provide support to the Film and Publication Board, the Government
          Printing Works and the Independent Electoral Commission. Provide for
          upgrading and maintaining buildings and accommodation. Puchase vehicles for departmental use
               Of which
               - Film and Publication Board                                                                        7 233
               - Government Printing Works                                                                           200
               - Independent Electoral Commission                                                                350 000

------------------------------------------------------------------------------------------------------------------------------------

                                       6

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000      R'000       R'000

 5  PROVINCIAL AND LOCAL GOVERNMENT                                                   24 903 440     322 601  24 574 781       6 058
    Aim:  To develop and promote a national system of integrated and co-operative governance, and to support provincial and local government

    1  Administration .............................................................      123 993     121 200         124       2 669
          Provide for the management, leadership and administration of the
          Department

    2  Governance, Policy and Research ............................................       29 287      29 260          27
          Provide policy advice and research support for the development and monitoring of: intergovernmental relations and the performance of provincial government; provincial-municipal relations; integrated development planning; local economic development; the institutions of traditional leadership; and international and donor relations

    3  Urban and Rural Development ................................................       10 729      10 652          16          61
          Manage, co-ordinate, monitor and measure the effectiveness of the integrated implementation of the Urban Renewal Programme and the
          Integrated Sustainable Rural Development Programme across all spheres of government

    4  Systems and Capacity Building ..............................................      109 798     106 791          30       2 977
          Provide capacity-building and hands-on support programmes to local government. Provide a  national disaster management centre. Promote intergovernmental fiscal relations. Regulate and monitor local government institutional and administrative framework

    5  Free Basic Services and Infrastructure .....................................       40 458      40 081          26         351
          Strengthen local government capacity to increase access to basic services, to including free basic services for all communities, to enable municipalities  meet their constitutional mandate

    6 Provincial and Local Government Transfers ...................................   24 523 240              24 523 240
          Provide for the transfer of conditional grants directly administered by the Department to the provincial and local spheres of government
               Of which
               - Local Government Equitable Share                                                             18 057 940
               Conditional Grants to Local Government
               - Municipal Systems Improvement Programme                                                         200 000
               - Municipal Infrastructure Grant                                                                6 265 300

    7 Fiscal Transfers ............................................................       65 935      14 617      51 318
          Provide for financial transfers to various authorities and institutions in terms of the relevant legislation or founding agreements
               Of which
               - South African Local Government Association                                                       19 494
               - Municipal Demarcation Board                                                                      16 827
               - Commission for the Promotion and Protection of the Rights
                    of Cultural, Religious and Linguistic Communities                                             13 403
               - South African Cities Network                                                                      1 590

------------------------------------------------------------------------------------------------------------------------------------

 6  PUBLIC WORKS                                                                       3 080 181   1 251 595   1 226 310     602 276
    Aim:  To provide and manage the accommodation, housing, land and infrastructure needs of national departments; co-ordinate the National
          Expanded Public Works Programme; and optimise growth, employment and transformation in the construction and property industries

    1  Administration .............................................................      593 211     551 652         200      41 359
          Provide strategic leadership, support services and overall management of the Department

    2  Provision of Land and Accommodation ........................................    2 369 024     647 650   1 160 607     560 767
          Provide and manage an immovable property portfolio which supports the economic and efficient delivery of various government services
               Of which
               - Rates on State Properties                                                                       710 131
               - Property Management Trading Entity                                                              450 000

------------------------------------------------------------------------------------------------------------------------------------

                                        7

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000      R'000       R'000

    3  National Public Works Programme ............................................       98 808      50 637      48 021         150
          Promote the growth and transformation of the construction and property industries; promote uniformity and best practice in construction and immovable asset management in the public sector; and co-ordinate the national implementation of the Expanded Public Works Programme
               Of which
               - Construction Industry Development Board                                                          40 012
               - Council for the Built Environment                                                                 8 000

    4  Auxiliary and Associated Services ..........................................       19 138       1 656      17 482
          Provide for various services including: compensation for losses on the government assisted housing scheme; assistance to organisations for the preservation of national memorials; grants-in-aid; and meeting protocol responsibilities on state functions
               Of which
               - Construction Education and Training Authority                                                     1 898
               - Parliamentary Villages Management Board                                                           1 667
               - Commonwealth War Graves Commission                                                               13 916
               - Loskop Settlement                                                                                     1

------------------------------------------------------------------------------------------------------------------------------------

 7  GOVERNMENT COMMUNICATIONS AND INFORMATION SYSTEM (GCIS)                              288 037     192 937      93 083       2 017
    Aim:  To provide a comprehensive communication service on behalf of government to facilitate the involvement of the majority of South
          Africans in governance, reconstruction and development, nation building and reconciliation

    1  Administration .............................................................       66 197      65 318          12         867
          Provide overall management of the Department

    2  Policy and Research ........................................................       11 649      11 647           2
          Conduct communication research to provide communication advice on governance, and monitor the development and implementation of government programmes from a communication perspective

    3  Government and Media Liaison ...............................................       18 170      17 835           5         330
          Co-ordinate effective, integrated and comprehensive communication and media liaison services across government

    4  Provincial and Local Liaison ...............................................       41 245      41 123          14         108
          Support development communication and extend government's information infrastructure through partnerships with provincial and local government.
          Facilitate the establishment of multipurpose community centres to make services and information more accessible to the public, particularly the disadvantaged

    5  Communication Service Agency ...............................................       36 026      35 309           5         712
          Provide core communication services  to GCIS  and other government departments, both in-house and through outsourcing

    6  International Marketing and Media Development ..............................       93 045                  93 045
          Market South Africa internationally and promote local media development and diversity
               Of which
               - International Marketing Council                                                                  83 425
               - Media Development and Diversity Agency                                                            9 620

    7  Government Publication .....................................................       21 705      21 705
          Create a communications vehicle that provides citizens with information on economic and other opportunities and how these can be accessed

------------------------------------------------------------------------------------------------------------------------------------

                                        8

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000      R'000       R'000

 8  NATIONAL TREASURY                                                                 15 547 945   2 427 774  13 107 620      12 551
    Aim:  To promote economic development, good governance, social progress and rising living standards through the accountable, economical, equitable and sustainable management of public finances

    1  Administration .............................................................      135 362     132 304         176       2 882
          Provide strategic management and administrative support to National
          Treasury, giving managerial leadership to the work of the Department
               Of which
               - Finance, Accounting, Management, Consulting and other
                    Financial Services Sector Education and Training Authority                                       160

    2  Economic Planning and Budget Management ....................................      246 656     230 104      14 519       2 033
          Provide professional advice and support to the Minister of Finance on economic and fiscal policy, international financial relations, financial regulations, tax policy, intergovernmental financial relations and public finance development. Manage the annual budget process
               Of which
               - Project Development Facility: Trading Account                                                     9 000
               - University of Cape Town                                                                           5 000
               - Centre for Development and Enterprises                                                              500

    3  Asset and Liability Management .............................................       45 474      44 964           3         507
          Manage government's financial assets and liabilities

    4  Financial Management and Systems ...........................................      559 798     556 405           9       3 384
          Manage and regulate government's supply chain processes, implement and maintain standardised financial systems, and co-ordinate  the implementation of the Public Finance Management Act and related capacity-
          building initiatives

    5  Financial Accounting and Reporting .........................................       86 684      63 075      19 864       3 745
          Sets new, and improve existing accounting policies and practices to ensure compliance with generally recognised accounting practices (GRAP), prepare consolidated financial statements, and improve the efficiency of financial reporting in the public service
               Of which
               - Accounting Standards Board                                                                        4 759
               - Auditor-General                                                                                  15 102

    6  Provincial and Local Government Transfers ..................................    4 716 776               4 716 776
          Manage conditional grants to the provincial and local spheres of government
               Of which
               Conditional Grant to Provinces
               - Provincial Infrastructure Grant                                                               4 118 119
               Conditional Grants to Local Government
               - Local Government Restructuring Grant                                                            350 000
               - Financial Management Grant: Municipalities                                                      145 250
               - Financial Management Grant : Development Bank of
                    Southern Africa                                                                               53 407
               - Neighbourhood Development Partnership Grant                                                      50 000

    7  Civil and Military Pensions, Contributions to Funds and Other Benefits .....    2 217 532   1 400 922     816 610
          Provide for pension and post-retirement medical benefit obligations to former employees of state departments and bodies, and for similar benefits to retired members of the military
               Of which
               - Civil Pensions                                                                                  662 725
               - United Kingdom Tax                                                                                3 265
               - Military Pensions                                                                               150 558
               - SA Legion                                                                                            62

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                                       9

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000      R'000       R'000

    8  Fiscal Transfers ...........................................................    7 539 663               7 539 663
          Transfer funds to other governments, public authorities and institutions in terms of the legal provisions governing the financial relations between government and the particular authority or institution, including international development institutions of which government is a member
               Of which
               - Lesotho, Namibia and Swaziland                                                                  311 804
               - African Development Bank                                                                         98 597
               - South African Revenue Service                                                                 4 845 560
               - Financial and Fiscal Commission                                                                  19 205
               - Secret Services Account                                                                       2 223 086
               - Financial Intelligence Centre                                                                    31 410
               - Commonwealth Fund for Technical Co-operation                                                      3 000
               - The Global Alliance for Vaccines and Immunization                                                 7 000
               - World Bank                                                                                            1

------------------------------------------------------------------------------------------------------------------------------------

 9  PUBLIC ENTERPRISES                                                                   683 457     101 905     581 086         466
    Aim:  To provide an effective state-owned enterprises (SOE) shareholder management system, and to support and promote economic efficiency and competitiveness for a better life for all South Africans

    1  Administration .............................................................       44 329      43 571         619         139
          Provide simple and effective management systems and practices for the
          Department

    2  Analysis and Risk Management ...............................................       16 723      16 713          10
          Provide in-depth analysis of the financial, operational and socio-economic performance of state-owned enterprises and systematically identify risks arising from the business of state-owned enterprises

    3  Legal, Governance and Secretariat ..........................................       15 204      14 964           9         231
          Provide clear SOE mandates and ensure governance systems comply with government policy. Provide advisory and secretariat services to the
          Department and the economic and employment cluster

    4  Corporate Strategy and Structure ...........................................      600 764      20 661     580 007          96
          Develop strategies that leverage the core and non-core assets and capabilities of SOEs to optimise their economic impact
               Of which
               - Pebble Bed Modular Reactor                                                                      580 000

    5  Corporate Finance and Transactions .........................................        6 437       5 996         441
          Oversee, manage and execute transactions such as initial public offerings, joint ventures and disposals of non-core operations of SOEs
               Of which
               - Diabo Trust                                                                                         437

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 10 PUBLIC SERVICE AND ADMINISTRATION                                                    325 610     323 027         409       2 174
    Aim:  To lead the modernisation of the public service, by assisting government departments to implement their management policies, systems and structural solutions, within a generally applicable framework of norms and standards, to improve service delivery

    1  Administration .............................................................       52 137      51 659         109         369
          Provide policy, strategic leadership and overall management of the
          Department
               Of which
               - Commonwealth Association for Public Administration
                   and Management                                                                                      5

    2  Integrated Human Resource Management and Development .......................       38 579      38 018          51         510
          Develop and implement integrated human resources development strategy, monitor employment practices and improve the health and well-being of public service employees

    3  Management of Compensation .................................................      100 667     100 584          25          58
          Develop and implement compensation policies and guidelines for the public sector and ensure co-ordinated bargaining

------------------------------------------------------------------------------------------------------------------------------------

                                       10

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000      R'000       R'000

    4  Information and Technology Management ......................................       24 714      24 188          17         509
          Ensure the effective use of information and information technology in government, and facilitate the use of information technology for modernising government and establishing e-government practices within an acceptable information security environment
               Of which
               - State Information Technology Agency                                                                   2

    5  Service Delivery Improvement ...............................................       65 737      65 488          39         210
          Engage in supportive interventions and partnerships, which improve both efficiency and effectiveness, and innovative learning and knowledge-based modes and practices of service delivery in the public service

               Of which
               - Centre for Training and Research in Administration
                    for Development                                                                                    5

    6  Public Sector Anti-Corruption ..............................................       24 124      24 000           4         120
          Establish strategies to fight corruption and improve ethical conduct and practices in the public sector

    7  International and African Affairs ..........................................       12 683      12 509         156          18
          Establish and maintain bilateral and multilateral relations on governance and public administration through implementing global and continental programmes and projects for improving governance and public administration
               Of which
               - International Institute of Administrative Services                                                   20
               - International Personnel Management Association                                                        4
               - Commonwealth Association for Public Administration
                    and Management                                                                                    24
               - African Association for Public Administration and Management                                         14
               - Centre for Training and Research in Administration
                    for Development                                                                                   88

    8  Planning, Monitoring and Evaluation ........................................        6 969       6 581           8         380
          Establish a system for planning, monitoring and evaluation that will enable accountability for the transformation of the public sector

------------------------------------------------------------------------------------------------------------------------------------

 11 PUBLIC SERVICE COMMISSION                                                             96 328      94 654          92       1 582
    Aim:  To promote the constitutional values and principles of public administration in the public service

    1  Administration .............................................................       48 418      46 778          58       1 582
          Manage, organise and provide administrative support  to the Public
          Service Commission (PSC) and the office
               Of which
               - International Personnel Management Association                                                       10
               - Commonwealth Association for
                    Public Administration and Management                                                              16

    2  Investigations and Human Resource Reviews ..................................       24 883      24 863          20
          Enable the Commission to improve labour relations and management, carry out audits and investigations into public administration practices, promote anti-corruption practices, and review the implementation of human resource policies in the public service

    3  Monitoring and Evaluation ..................................................       23 027      23 013          14
          Establish a high standard of public service leadership, good governance and improved service delivery through public participation

 12 SOUTH AFRICAN MANAGEMENT DEVELOPMENT INSTITUTE                                        58 918      33 466      23 063       2 389
    Aim:  To provide practical, client-driven, organisational development interventions that lead to improved performance and service delivery in the public sector

------------------------------------------------------------------------------------------------------------------------------------

                                       11

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000      R'000       R'000

    1  Administration .............................................................       32 712      30 320           3       2 389
          Facilitate the overall management of SAMDI and provide support services for its organisational functions

    2  Public Sector Organisational and Staff Development .........................       26 206       3 146      23 060
          Render an administration function to the Training Trading Account, and serve to augment the Training Trading Account
               Of which
               - Augmentation of Training Trading Account                                                         23 059

------------------------------------------------------------------------------------------------------------------------------------

 13 STATISTICS SOUTH AFRICA                                                            1 074 483   1 031 654         812      42 017
    Aim:  To provide a relevant and accurate body of statistics on the dynamics in the economy and society through the application of internationally acclaimed practices

    1  Administration .............................................................      152 744     141 451          77      11 216
          Provide sound infrastructure, support and strategic direction to enable
          Statistics South Africa to achieve its mandate

    2  Economic Statistics ........................................................      172 090     165 445         424       6 221
          Produce economic statistics to meet user requirements

    3  Population and Social Statistics ...........................................      546 087     524 185         135      21 767
          Produce population and social statistics to meet user requirements

    4  Quality and Integration ....................................................       47 379      46 432          49         898
          Provide expertise on quality and methodology for official statistics, build the national statistics system, compile national accounts and analyse statistical data

    5  Statistical Support and Informatics ........................................      156 183     154 141         127       1 915
          Promote and provide better access to official statistics by optimizing the management of information in the production and use of official statistics

------------------------------------------------------------------------------------------------------------------------------------

 14 ARTS AND CULTURE                                                                   1 318 476     232 999   1 080 681       4 796
    Aim:  To develop and preserve South African culture to ensure social cohesion and nation building

    1  Administration .............................................................       93 145      90 620          25       2 500
          Conduct the overall management of the Department, and provide centralised support services

    2  Arts and Culture in Society ................................................      227 821      15 383     212 218         220
          Develop and promote arts and culture in South Africa, and mainstream its role in social development
               Of which
               - State Theatre                                                                                    23 683
               - Artscape                                                                                         27 800
               - Playhouse Company                                                                                23 145
               - Performing Arts Centre of the Free State                                                         19 646
               - Market Theatre                                                                                   14 492
               - Windybrow Theatre                                                                                 5 581
               - Business Arts South Africa                                                                        4 610
               - National Arts Council                                                                            62 081
               - Financial Assistance Projects                                                                    31 175

------------------------------------------------------------------------------------------------------------------------------------

                                       12

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000      R'000       R'000

    3  National Language Service ..................................................       91 036      46 967      43 286         783
          Develop and promote the official languages of South Africa and enhance the linguistic diversity of the country
               Of which
               - Pan South African Language Board                                                                 39 095
               - Financial Assistance Projects                                                                     4 180

    4  Cultural Development and International Co-operation ........................      183 975      21 595     162 020         360
          Improve economic and other development opportunities for South African arts and culture, nationally and globally, through mutually beneficial partnerships, thereby ensuring the sustainability of the sector

               Of which
               - National Film and Video Foundation                                                               26 086
               - Cultural Industries                                                                              38 372
               - Investing in Culture Programme                                                                   82 202
               - Promote Arts and Culture Internationally                                                         15 351

    5  Heritage Promotion .........................................................      635 225      19 313     615 679         233
          Develop and monitor the implementation of policy, legislation and strategic direction for identifying, conserving and promoting cultural heritage
               Of which
               - National Heritage Council                                                                        26 673
               - Northern Flagship Institutions                                                                   38 502
               - Iziko Museum of Cape Town                                                                        38 310
               - Natal Museum: Pietermaritzburg                                                                    9 678
               - National Museum: Bloemfontein                                                                    18 421
               - Die Afrikaanse Taalmuseum : Paarl                                                                 2 665
               - The National English Literary Museum: Grahamstown                                                 4 849
               - Voortrekker Museum : Pietermaritzburg                                                             7 014
               - War Museum of the Boer Republics: Bloemfontein                                                    4 723
               - Robben Island Museum: Cape Town                                                                  31 029
               - William Humphreys Art Gallery: Kimberley                                                          3 432
               - Engelenburg House Art Collection: Pretoria                                                          181
               - Nelson Mandela Museum: Umtata                                                                    12 240
               - Luthuli Museum                                                                                    4 384
               - Khoi-San Project                                                                                  1 239
               - Freedom Park Trust: Pretoria                                                                    156 587
               - South African Heritage Resources Agency                                                          30 757
               - Promotion of Heritage                                                                            25 800
               - South African Geographical Names Council                                                          4 770
               - Capital Works                                                                                   194 421

    6  National Archives, Records, Meta-Information and Heraldic Services .........       87 274      39 121      47 453         700
          Guide, sustain and develop the archival, heraldic and information resources of South Africa to empower citizens through full and open access to these resources
               Of which
               - National Library of South Africa                                                                 33 358
               - South African Library for the Blind                                                               7 501
               - South African Blind Workers Organisation                                                          3 251
               - Financial Assistance Projects                                                                     3 320

------------------------------------------------------------------------------------------------------------------------------------

 15 EDUCATION                                                                         14 129 233     575 864  13 546 832       6 537
    Aim:  To develop, maintain and support the South African education and training system for the 21st century

    1  Administration .............................................................      171 813     170 043         152       1 618
          Provide for policy formulation and the overall management of the
          Department
               Of which
               - Education, Training and Development Practice Sector
                    Education and Training Authority                                                                 110

------------------------------------------------------------------------------------------------------------------------------------

                                       13

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000      R'000       R'000

    2  System Planning and Monitoring .............................................       55 304      53 957          19       1 328
          Provide strategic direction in the development, implementation and monitoring of education policies, programmes and projects

    3  General Education ..........................................................      243 317      97 920     144 595         802
          Manage the development, implementation, monitoring, evaluation and maintenance of national policy, programmes and systems for general education and quality assurance
               Of which
               - Guidance, Counselling and Youth Development Centre for
                    Africa: Malawi                                                                                   100
               Conditional Grant to Provinces
               - HIV and Aids (Life Skills Education) Grant                                                      144 471

    4  Further Education and Training .............................................      670 887     158 086     511 459       1 342
          Provide strategic direction to the further education and training sector.
          Manage the planning, development, evaluation, monitoring and maintenance of national policy, programmes and systems for further education and training, including national assessments and quality assurance systems
               Of which
               - South African Qualifications Authority                                                           33 991
               - Umalusi                                                                                           7 432
               Conditional Grant to Provinces
               - Further Education and Training College Sector
                    Recapitalisation Grant                                                                       470 000

    5  Quality Promotion and Development ..........................................    1 141 976      43 248   1 098 050         678
          Provide strategic direction for the development of policies and education programmes to ensure continuous improvement of the quality of learning
               Of which
               Conditional Grant to Provinces
               - National School Nutrition Programme Grant                                                     1 098 036

    6  Higher Education ...........................................................   11 806 793      23 364  11 782 910         519
          Provide strategic direction and develop policy and regulatory frameworks an effective and efficient higher education system that contributes to for fulfilling South Africa's human resources, research and knowledge needs
               Of which
               - Higher Education Institutions                                                                10 828 620
               - National Student Financial Aid Scheme                                                           926 378
               - Council on Higher Education                                                                      27 902

    7  Auxiliary and Associated Services ..........................................       39 143      29 246       9 647         250
          Co-ordinate and promote effective international relations and give support and advisory services to provincial education departments
               Of which
               - United Nations Educational, Scientific and
                    Cultural Organisation                                                                          7 919
               - Commonwealth of Learning                                                                          1 400
               - Association for the Development of Education in Africa                                               10
               - India-Brazil-South Africa Trilateral Commission                                                     310

------------------------------------------------------------------------------------------------------------------------------------

 16 HEALTH                                                                            11 269 996     808 864  10 433 090      28 042
    Aim:  To promote the health of all people in South Africa through a caring and effective national health system based on the primary healthcare approach

    1  Administration .............................................................      188 067     178 832         437       8 798
          Provide overall management for the department, as well as strategic planning, legislative and communication services and centralised administrative support
               Of which
               - Service Sector Education and Training Authority                                                     241

------------------------------------------------------------------------------------------------------------------------------------

                                       14

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000      R'000       R'000

    2  Strategic Health Programmes ................................................    2 105 211     425 015   1 674 329       5 867
          Co-ordinate a range of strategic national health programmes through developing policies and systems and monitoring. Manage and fund key programmes
               Of which
               - Maternal Child and Women's Health (Non-Governmental
                    Organisations)                                                                                   930
               - HIV and Aids (Non-Governmental Organisations)                                                    52 730
               - Tuberculosis (Non-Governmental Organisations)                                                     3 146
               - Mines and Works Compensation Fund                                                                 2 100
               - South African Aids Vaccine Initiative                                                             5 000
               - Life Line                                                                                        10 000
               - LoveLife                                                                                         23 000
               - Soul City                                                                                        10 000
               Conditional Grant to Provinces
               - Comprehensive HIV and Aids Grant                                                              1 567 214

    3  Health Service Delivery ....................................................    8 907 558     136 786   8 758 279      12 493
          Support the delivery of health services, primarily in the provincial and local spheres of government
               Of which
               - Council for the Blind                                                                               476
               - National Health Laboratory Services                                                              59 195
               - Health Promotion: Non-Governmental Organisations                                                    848
               - Environmental Health: Non-Governmental Organisations                                                 83
               - Medical Research Council                                                                        212 110
               - Health Systems Trust                                                                              2 382
               - National Health Laboratory Services: cancer register                                                341
               - Mental Health: Non-Governmental Organisations                                                       280
               - Council for Medical Schemes                                                                      15 873
               - South African Community Epidemiology Network on Drug Use                                            138
               - South African Federation for Mental Health                                                          212
               Conditional Grants to Provinces
               - Hospital Revitalisation Grant                                                                 1 439 647
               - National Tertiary Services Grant                                                              4 981 149
               - Health Professions Training and Development Grant                                             1 520 180
               - Forensic Pathology Services Grant                                                               525 176

    4  Human Resources ............................................................
          Develop and assist provinces to implement a comprehensive long-term             69 160      68 231          45         884
          national human resources plan, which will ensure an equitable distribution of health human resources

------------------------------------------------------------------------------------------------------------------------------------

 17 LABOUR                                                                             1 512 749   1 117 202     372 945      22 602
    Aim:  To play a significant role in reducing unemployment, poverty and inequality, through policies and programmes developed in
          consultation with role- players and aimed at: improved economic efficiency and productivity; skills development and employment creation; sound labour relations; eliminating inequality and discrimination in the workplace; and alleviating poverty in the workplace; as well as to play a significant role in improving employment and protecting and improving workers' rights and benefits

    1  Administration .............................................................      336 239     333 726         177       2 336
          Conduct the overall management of the Department and provide support and advisory services

    2  Service Delivery ...........................................................      623 370     614 231       1 634       7 505
          Protect the health and safety of workers, and implement and enforce
          Department of Labour policies
               Of which
               - South African National Council for the Blind                                                        226
               - Deaf Federation of South Africa                                                                     148
               - National Council for the Physically Disabled                                                        182

------------------------------------------------------------------------------------------------------------------------------------

                                       15

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000      R'000       R'000

    3  Employment and Skills Development Services/
       Human Resources Development ................................................      186 409      88 208      86 228      11 973
          Achieve the strategic objectives and equity targets of the National
          Skills Development Strategy and contribute to the achievement of the strategic objectives of the National Human Resources Development Strategy
               Of which
               - National Skills Fund                                                                             42 666
               - National Productivity Institute                                                                  25 369
               - National Qualifications Framework                                                                18 000

    4  Labour Policy and Labour Market Programmes .................................      357 230      81 037     275 405         788
          Establish an equitable and sound labour relations environment and promote South Africa's interests in international labour matters through research, analysing and evaluating labour policy and providing data and statistics on the labour market, including providing support to institutions that promote social dialogue
               Of which
               - Commission for Conciliation, Mediation and Arbitration                                          203 171
               - Development Institute for Training, Support and
                   Education for Labour                                                                            9 447
               - Subsidised Work-Centres for the Disabled                                                         36 960
               - National Economic Development and Labour Council                                                 12 712
               - Subsidised Workshops for the Blind                                                                6 707
               - International Labour Organisation                                                                 5 885
               - African Regional Labour Advisory Council                                                            428

    5  Social Insurance ...........................................................        9 501                   9 501
          Provide for administrative and other support services to the  Unemployment
          Insurance Fund (UIF) and the Compensation Fund, and manage government's contribution to the activities of these funds
               Of which
               - Unemployment Insurance Fund                                                                           1
               - Compensation Fund                                                                                 9 500

------------------------------------------------------------------------------------------------------------------------------------

 18 SOCIAL DEVELOPMENT                                                                62 005 460     277 304  61 722 516       5 640
    Aim:  Ensure the provision of comprehensive, integrated, sustainable and quality social development services against vulnerability and poverty and to create  an enabling environment for sustainable development in partnership with those committed to building a caring society

    1  Administration .............................................................      116 590     113 065          46       3 479
          Provide for policy and strategic direction by the Ministry and top management, and for overall management and support services to the
          Department

    2  Comprehensive Social Protection ............................................       48 866      32 972      15 544         350
          Develop a comprehensive system of social security with norms and standards for service delivery; facilitate financial and economic planning for social security in line with developmental objectives;
          monitor and evaluate social security services delivered; and assess the impact of  policies implemented
               Of which
               - International Social Security Association Membership Fees                                           528
               - Disaster Relief Fund                                                                             10 000
               - Social Relief Fund                                                                                5 000

------------------------------------------------------------------------------------------------------------------------------------

                                       16

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers    Payments
                                                                                                   Current       and     for Capital
Vote                                                                                               Payments   Subsidies     Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000       R'000

    3  Social Security Transfers and Administration ...............................   61 535 515              61 535 515
          Make funds available to administer and pay social assistance in terms of the Social Assistance Act (1992) and improve the integrity of social grant administration
               Of which
               - South African Social Security Agency: Social
                   Assistance Administration                                                                   3 584 320
               - South African Social Security Agency: Grant
                    Administration Integrity                                                                      96 086
               - South African Social Security Agency: Establishment                                             135 000
               Specifically and exclusively appropriated
               - Walvis Bay Project                                                                    5 441
               - South African Social Security Agency : Social
                    Assistance Transfers                                                                      57 720 109

    4  Social Welfare Services ....................................................      104 131      56 085      47 374         672
          Ensure the delivery and accessibility of integrated social welfare services to vulnerable groups
               Of which
               - International Social Services                                                                       111
               - International Council on Alcohol and Addiction                                                       15
               - International Federation for the Aged                                                                25
               - United Nations for Drug Abuse Control                                                                 8
               - National Councils                                                                                 6 194
               - Non-Governmental Organisations                                                                   41 000

    5  Development and Research ...................................................      172 516      47 976     124 028         512
          Create an enabling environment for the delivery of integrated social development services through development and population activities
               Of which
               - National Development Agency                                                                     123 012
               - Non Profit Organisations Partnership Fund                                                           367
               - Membership Fees to the South African Youth Workers Association                                      480
               - United Nations Population Fund                                                                      154

    6  Strategy, Regulatory and Oversight Management ..............................       27 842      27 206           9         627
          Provide strategic guidance on social policy development, co-ordination and evaluation; facilitate and develop the Department's strategic plan;
          align strategy with business to ensure efficient and optimal institutional performance; oversee all entities, agencies and boards reporting to the Department; provide a leadership role in co-ordinating monitoring and evaluation across the sector

------------------------------------------------------------------------------------------------------------------------------------

 19 SPORT AND RECREATION SOUTH AFRICA                                                    352 153     177 242     172 336       2 575
    Aim:  To improve the quality of life of all South Africans by promoting participation in sport and recreation in the country, and through the participation of South African sportspersons and teams in international sporting events

    1  Administration .............................................................       81 784      79 261         179       2 344
          Provide for the management of Sport and Recreation South Africa
               Of which
               - Tourism, Hospitality and Sport Sector Education
                    and Training Authority                                                                            57

    2  Client Support Services ....................................................       79 746      26 586      53 152           8
          Provide support to public entities, sport and recreation bodies, and monitor and report on their performance
               Of which
               - South African Institute for Drug-Free Sport                                                       5 000
               - Boxing South Africa                                                                               1 800
               - Sport Federations                                                                                26 350
               - Health Systems Trust: LoveLife Games                                                             20 000

------------------------------------------------------------------------------------------------------------------------------------

                                       17

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers    Payments
                                                                                                   Current       and     for Capital
Vote                                                                                               Payments   Subsidies     Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000       R'000

    3  Mass Participation .........................................................      166 970      47 959     119 002           9
          Contribute to increasing the number of participants in sport and recreation in South Africa
               Of which
               Conditional Grant to Provinces
               - Mass Sport and Recreation Participation Programme Grant                                         119 000

    4  International Liaison and Events ...........................................       18 053      17 837           2         214
          Co-ordinate all inter- and intragovernment relations and provide support for hosting major events

    5  Facilities Co-ordination                                                            5 600       5 599           1
          Provide for planning, advocacy, co-ordination and monitoring of sport and recreation facilities

------------------------------------------------------------------------------------------------------------------------------------

 20 CORRECTIONAL SERVICES                                                             10 630 712   9 234 476      32 348   1 363 888
    Aim:  Tocontribute to maintaining and protecting a just, peaceful and safe society, by enforcing court-imposed sentences, detaining inmates in safe custody while maintaining their human dignity and developing their sense of social responsibility, and promoting the general development of all inmates and persons subject to community corrections

    1  Administration .............................................................    2 761 033   2 664 780       8 837      87 416
          Provide the administrative, management, financial, information communication technology, research, policy co-ordination and good governance support functions necessary for all service delivery by the
          Department and in support of the functions of the ministry
               Of which
               - Safety and Security Sector Education and Training Authority                                       3 199

    2  Security ...................................................................    3 336 036   3 328 400       2 356       5 280
          Provide safe and healthy conditions for all persons incarcerated, consistent with human dignity, and thereby provide security for personnel and the public

    3  Corrections ................................................................      853 538     834 255      17 140       2 143
          Provide needs-based correctional sentence plans and interventions, based on an assessment of the security risk and criminal profile of individuals, targeting all elements associated with offending behaviour, and focusing on the offence for which a person is sentenced to correctional supervision, remanded in a correctional centre or paroled

    4  Care .......................................................................    1 214 535   1 196 817         398      17 320
          Provide needs-based care programmes aimed at maintaining the well-being of incarcerated persons in the Department's care

    5  Development ................................................................      395 366     376 822         104      18 440
          Provide needs-based personal development services to all offenders

    6 Social Reintegration ........................................................      342 008     336 733       3 449       1 826
          Provide services focused on offenders' preparation for release, their effective supervision after release on parole, and on the facilitation of their social reintegration into their communities

    7  Facilities .................................................................    1 728 196     496 669          64   1 231 463
          Ensure that physical infrastructure supports safe custody, humane conditions, and the provision of corrective services, care and development, and general administration
               Of which
               Specifically and exclusively appropriated
               - Capital Works                                                                                             1 007 570

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                                       18

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                                                                                                              Transfers    Payments
                                                                                                   Current       and     for Capital
Vote                                                                                               Payments   Subsidies     Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000       R'000

 21 DEFENCE                                                                           23 830 105  14 896 326   8 635 529     298 250
    Aim:  To defend and protect the Republic of South Africa, its territorial integrity and its people, in accordance with the Constitution and the principles of international law regulating the use of force

    1  Administration .............................................................    1 759 149   1 748 629         215      10 305
          Conduct the policy development, management and administration of the
          Department

    2  Landward Defence ...........................................................    4 055 575   4 047 005       1 441       7 129
          Provide prepared and supported landward defence capabilities for the defence and protection of South Africa

    3  Air Defence ................................................................    2 504 488   2 480 941         385      23 162
          Provide prepared and supported air defence capabilities for the defence and protection of South Africa

    4  Maritime Defence ...........................................................    1 319 173   1 299 682         363      19 128
          Provide prepared and supported maritime defence capabilities for the defence and protection of South Africa

    5  Military Health Support ....................................................    1 683 822   1 640 134         401      43 287
          Provide prepared and supported medical combat support elements and other services

    6  Defence Intelligence .......................................................      143 662     140 296          67       3 299
          Provide a defence intelligence and counter-intelligence capability

    7  Joint Support ..............................................................    2 729 531   2 208 523     408 038     112 970
          Provide joint support capabilities and services to the Department
               Of which
               - St Johns Ambulance Brigade                                                                           50
               - Medical Fund                                                                                        275
               - Part Time Force Council                                                                           2 726
               - Safety and Security Sector Education and Training Authority                                       7 933
               - Armaments Corporation of South Africa Ltd                                                       396 286

    8  Force Employment ...........................................................    1 410 145   1 331 116          59      78 970
          Provide and manage Defence capabilities, including an operational capability to successfully conduct all operations and joint and multinational military exercises
               Of which
               Specifically and exclusively appropriated
               - Peace support operations                                                            771 618                  48 762

    9  Special Defence Account ....................................................    8 224 560               8 224 560
          Provide for special defence activities and purchases
               Of which
               - Special Defence Account                                                                       8 224 560

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 22 INDEPENDENT COMPLAINTS DIRECTORATE                                                    65 906      64 034          72       1 800
    Aim:  To investigate complaints of misconduct, corruption and criminality allegedly committed by members of the South African Police Service and
          Municipal Police Services and to make appropriate reactive and proactive recommendations, to reduce the incidence of the behaviour that gives rise to such complaints

    1  Administration .............................................................       22 717      22 446          50         221
          Provide for the overall management, policy development and organisation of the Independent Complaints Directorate, in line with government prescripts
               Of which
               - Safety and Security Sector Education and Training Authority                                          40

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                                       19

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                                                                                                              Transfers    Payments
                                                                                                   Current       and     for Capital
Vote                                                                                               Payments   Subsidies     Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000      R'000       R'000       R'000

    2  Investigation of Complaints ................................................       29 094      28 380          16         698
          Investigate deaths in police custody and as a result of police action, and any complaints of misconduct, criminality and corruption allegedly committed by a police officer

    3  Information Management and Research ........................................       14 095      13 208           6         881
          Receive, register and process complaints of misconduct,
          criminality and corruption committed by a police officer as well as notifications of police- related deaths. Monitor the
          implementation of the Domestic Violence Act (116 of 1998) by the
          South African Police Service and Municipal Police Services.
          Manage all information. Recommend solutions to inherent policing problems

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 23 JUSTICE AND CONSTITUTIONAL DEVELOPMENT                                             6 269 880   5 007 839     803 017     459 024
    Aim:  To uphold and protect the Constitution and the rule of law, and to provide accessible, fair, speedy and cost-effective administration of justice in the interests of a safer and more secure South Africa

    1  Administration .............................................................      761 679     744 151       3 689      13 839
          Manage the Department, and develop strategies and policies for the efficient administration of justice
               Of which
               - Contribution to Skills Fund                                                                       3 483

    2  Court Services .............................................................    2 609 746   2 199 282       1 273     409 191
          Provide and manage efficient court facilities, and facilitate the resolution of criminal, civil and family law matters in South Africa
               Of which
               Specifically and exclusively appropriated
               - Capital Works                                                                                               268 134

    3  State Legal Services .......................................................      376 354     368 177       4 027       4 150
          Provide legal and legislative services to government, supervise the administration of deceased and insolvent estates and the Guardian's Fund, prepare and promote legislation and facilitate constitutional development and undertake research in support of this
               Of which
               - International Criminal Court                                                                      3 644

    4  National Prosecuting Authority .............................................    1 535 562   1 515 728       2 890      16 944
          Provide a co-ordinated prosecuting service, protect certain witnesses, and investigate serious organised unlawful conduct

    5  Auxiliary and Associated Services ..........................................      986 539     180 501     791 138      14 900
          Provide a variety of auxiliary services associated with the Department's aims, and fund transfer payments to constitutional institutions, the
          Legal Aid Board, the Special Investigating Unit, the Represented
          Political Parties' Fund and the President's Fund
               Of which
               - South African Human Rights Commission                                                            49 220
               - Commission on Gender Equality                                                                    37 757
               - Public Protector                                                                                 67 784
               - Legal Aid Board                                                                                 501 409
               - Special Investigating Unit                                                                       55 582
               - Represented Political Parties' Fund                                                              79 384
               - President's Fund                                                                                      1

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                                       20

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                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                                Payments  Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000      R'000

 24 SAFETY AND SECURITY                                                               32 557 731  30 599 004     375 728   1 582 999
    Aim:  Toprevent, combat and investigate crime, maintain public order, protect and secure the inhabitants of South Africa and their property, and uphold and enforce the law

    1  Administration .............................................................   10 522 060   9 639 543     170 597     711 920
          Develop departmental policy and manage the Department, including providing administrative support
               Of which
               - Safety and Security Sector Education and Training Authority                                      13 984
               Specifically and exclusively appropriated
               - Integrated Justice Sector Programme                                                 213 660

    2  Visible Policing ...........................................................   14 426 449  13 537 101     175 972     713 376
          Enable police stations to institute and preserve safety and security, and provide for specialised interventions and the policing of South Africa's borderlines

    3  Detective Services .........................................................    5 279 606   5 162 351      20 798      96 457
          Enable the investigative work of the South African Police Service, including providing support to investigators in terms of forensic evidence and the Criminal Record Centre

    4  Crime Intelligence .........................................................    1 119 440   1 101 671       5 740      12 029
          Manage crime intelligence and analyse crime information, and provide technical support for investigations and crime prevention operations

    5  Protection and Security Services ...........................................    1 210 176   1 158 338       2 621      49 217
          Provide a protection and security service to all identified dignitaries and government interests

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 25 AGRICULTURE                                                                        1 957 648     882 202   1 042 387      33 059
    Aim:  To lead and support sustainable agriculture and promote rural development through: ensuring access to sufficient, safe and nutritious food;
          eliminating skewed participation and inequity in agriculture; maximizing growth, employment and income in the sector; improving the sustainable management of natural agricultural resources and ecological systems;
          ensuring effective and efficient governance; and ensuring knowledge and information management

    1  Administration .............................................................      247 195     225 872         440      20 883
          Provide the Department with political and strategic leadership and management, and manage capital investments

    2  Livelihoods, Economics and Business Development ............................      746 783     160 151     585 823         809
          Promote equitable access to the agricultural sector, the growth and commercial viability of emerging farmers, and food security and rural development. Facilitate market access for South African agricultural products nationally and internationally by developing and  implementing appropriate policies and targeted programmes. Promote broad-based black economic empowerment in the sector. Provide information for developing and monitoring the agricultural sector
               Of which
               - Ncera Farms (Pty) Ltd                                                                             2 177
               - Land and Agricultural Bank of SA                                                                200 000
               - National Agricultural Marketing Council                                                          12 710
               - Broad-based Black Economic Empowerment
                    Programme for Agriculture (AgriBEE)                                                           70 000
               Conditional Grant to Provinces
               - Comprehensive Agricultural Support Programme Grant                                              300 000

    3  Bio-security and Disaster Management .......................................      245 939     238 536         531       6 872
          Develop and implementpolicies for food safety, agricultural risk and disaster management, and for controlling animal and plant diseases

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                                       21

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                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                                Payments  Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000      R'000

    4  Production and Resources Management ........................................      240 514     188 984      47 561       3 969
          Manage productivity and sustainability in agriculture, monitor and control genetically modified organisms and develop and implement policies and legislation on the sustainable use of agricultural land and water resources
               Of which
               - Water Research Commission                                                                         2 000
               Conditional Grant to Provinces
               - Land Care Programme Grant: Poverty Relief and
                    Infrastructure Development                                                                    44 500

    5  Sector Services and Partnerships ...........................................      477 217      68 659     408 032         526
          Manage and co-ordinate stakeholder and international relations, agricultural education and training, extension and advisory services, and scientific research and development
               Of which
               - Agricultural Research Council                                                                   386 552
               - National Student Financial Aid Scheme                                                             5 300
               - Primary Agriculture Sector Education and Training Authority                                         470
               - Office International des Epizooties                                                                 513
               - International Seed Testing Association                                                               56
               - Organisation for Economic Co-operation and Development                                               96
               - International Union for the protection of new varieties
                    of Plants                                                                                        283
               - International Grains Council                                                                        133
               - Office International de la Vigne et du Vin                                                          383
               - Food and Agriculture Organisation of the United Nations                                          10 392
               - International Commission of Agricultural Engineering                                                 53
               - Consultative Group on International Agricultural Research                                         3 209
               - Commonwealth Agricultural Bureau International                                                      207
               - International Dairy Federation                                                                       25
               - International Cotton Advisory Council                                                               145
               - Foreign rates and taxes                                                                             151

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 26 COMMUNICATIONS                                                                     1 280 194     304 320     968 884       6 990
    Aim:  To develop Information Communication Technology (ICT) policies and legislation that stimulate and improve the sustainable economic development of the South African first and second economy and positively impact on the social well being of all
          South Africans. The Department also aims to oversee state owned entities, such as the South African Post Office, the South
          African Broadcasting Corporation and the Independent
          Communications Authority of South Africa

    1  Administration .............................................................      108 279     105 571          91       2 617
          Provide strategic leadership and overall management of the Department of
          Communications

    2  Strategic Policy Co-ordination and Integration .............................       42 475      41 407          37       1 031
          Give strategic direction to international relations, stakeholder relations, intergovernmental relations and empowerment, with the aim of advancing and enhancing the delivery mandate of the Department.
          Co-ordinate the strategic and business planning processes to ensure alignment, linkages and integration

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                                       22

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                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                                Payments  Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000      R'000

    3  Policy Unit ................................................................       77 181      30 967      45 109       1 105
          Develop policies that will create the best conditions for investment and roll out of infrastructure and services. Contribute to nation building and social cohesion to achieve sustainable economic development

               Of which
               - Information Systems, Electronics and Telecommunications
                    Technologies Sector Education and Training Authority                                           1 000
               - South African Broadcasting Corporation:
                    Community Radio Stations                                                                      10 870
               - South African Broadcasting Corporation:
                    Programme Production                                                                          33 200

    4  Finance and Shareholder Management .........................................      969 085      49 781     918 126       1 178
          Provide support services to stakeholders in pursuance of service delivery by the Department,to manage the government's shareholding interest in
          Telkom SA Ltd, South African Post Office and the South African
          Broadcasting Corporation, and to control transfers to the Universal
          Services Agency, the Universal Services Fund, National Electronic Media
          Institute of South Africa and the Independent Communications Authority of
          South Africa

               Of which
               - Universal Service Agency                                                                         20 100
               - Universal Service Fund                                                                           31 164
               - Independent Communications Authority of South Africa                                            199 738
               - South African Post Office Limited: Subsidy                                                      313 000
               - South African Broadcasting Corporation: Public Broadcaster                                      203 482
               - South African Broadcasting Corporation: Channel Africa                                           31 393
               - National Electronic Media Institute of South Africa                                              19 199
               - Sentech                                                                                         100 000

    5  Innovative Applications and Research .......................................       58 185      52 089       5 507         589
          Enhance government's service delivery through ICT mediums and applications
               Of which
               - Meraka Institute                                                                                  4 000
               - .za Domain Name Authority                                                                         1 500

    6  Presidential National Commission ...........................................       24 989      24 505          14         470
          Co-ordinate and assess the impact of government ICT policies and programmes on the different spheres of government. Provide strategies to bridge the digital divide. Define an information society for South Africa with clear targets and milestones

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 27 ENVIRONMENTAL AFFAIRS AND TOURISM                                                  2 018 053     615 129   1 388 862      14 062
    Aim:  To lead sustainable development of South Africa's environment and tourism for a better life for all

    1  Administration .............................................................      185 309     183 233         580       1 496
          Provide strategic leadership, corporate services, co-operative governance and information
               Of which
               - Council for Scientific and Industrial Research                                                      500

    2  Environmental Quality and Protection .......................................      216 599      94 351     114 413       7 835
          Protect and improve the quality and safety of the environment to give effect to the right of all South Africans to an environment that is not harmful to health and well-being
               Of which
               - South African Weather Service                                                                   114 393

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                                       23

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                                Payments  Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000      R'000

    3  Marine and Coastal Management ..............................................      260 723     137 106     121 117       2 500
          Promote the development and management of South Africa's marine and coastal environments in a way that ensures sustainability of the marine resources while maximising economic opportunities, job creation and poverty alleviation
               Of which
               - Marine Living Resources Fund                                                                    121 057

    4  Tourism ....................................................................      559 254     101 292     457 211         751
          Create conditions for sustainable tourism growth and development for the benefit of all South Africans
               Of which
               - South African Tourism                                                                           457 187

    5  Biodiversity and Conservation ..............................................      348 508      47 604     300 559         345
          Promote the conservation and sustainable use of natural resources to improve economic growth and poverty alleviation
               Of which
               - South African National Parks                                                                    188 940
               - South African National Biodiversity Institute                                                    94 972
               - Greater St. Lucia Wetland Park Authority                                                         16 627

    6  Social Responsibility and Projects .........................................      447 660      51 543     394 982       1 135
          Promote job creation through the Expanded Public Works Programme by implementing projects in areas such as sustainable land-based livelihoods, coast care, people and parks, growing the tourism economy and keeping South Africa clean
               Of which
               - Expanded Public Works Programme                                                                 394 882

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 28 HOUSING                                                                            6 860 883     373 512   6 483 438       3 933
    Aim:  To determine, finance, promote, co-ordinate, communicate and monitor the implementation of policy for housing and human settlements

    1  Administration .............................................................       99 668      97 362         110       2 196
          Provide strategic leadership and administrative and management support services to the Department. Promote and facilitate the flow of information between the Department and its stakeholders

    2  Policy, Planning and Research ..............................................       26 112      25 638          98         376
          Develop sound national human settlement and housing policies, supported by research and underpinned by an appropriate legislative framework
               Of which
               - Habitat Foundation                                                                                   73

    3  Programme Management .......................................................       69 893      69 502          20         371
          Manage national housing and human settlement programmes to enable, support and promote the implementation of housing and human settlement projects

    4  Housing Sector Performance and Equity ......................................      196 564      62 502     133 261         801
          Monitor and assess the implementation, performance and impact of national housing policies and programmes, and eradicate discrimination and unfair practices in the provision of housing and housing finance

               Of which
               - National Housing Finance Corporation                                                                  1
               - SERVCON Housing Solutions                                                                        60 000
               - Social Housing Foundation                                                                        19 205
               - People's Housing Partnership Trust                                                                5 000
               - Thubelisha Homes                                                                                 28 000
               - National Urban Reconstruction and Housing Agency                                                 21 000

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                                       24

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                                Payments  Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000      R'000

    5  Housing Development Funding ................................................    6 468 646     118 508   6 349 949         189
          Fund national housing and human settlement programmes in terms of the
          Housing Act (107 of 1997)
               Conditional Grant to Provinces
               - Integrated Housing and Human Settlement
                    Development Grant                                                                          6 349 949

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 29 LAND AFFAIRS                                                                       4 852 196     990 648   3 806 189      55 359
    Aim:  To create and maintain an equitable and sustainable land dispensation that results in social and economic development for all South Africans

    1  Administration .............................................................      358 970     321 569         307      37 094
          Provide strategic and logistical support through executive and corporate services

    2  Surveys and Mapping ........................................................       81 255      74 706       2 049       4 500
          Provide national mapping, aerial photography and other imagery and national control survey systems, in support of national infrastructure and sustainable development. Provide professional and technical services in support of land reform and other public services

    3  Cadastral Surveys ..........................................................       95 283      87 053          64       8 166
          Provide control of all cadastral survey and cadastral spatial information services

    4  Restitution ................................................................    3 369 132     232 669   3 135 074       1 389
          Take responsibility for settling land restitution claims in accordance with the provisions of the Restitution of Land Rights Act (1994), and provide settlement support to beneficiaries
               Of which
               - Restitution Grants                                                                            3 134 947

    5  Land Reform ................................................................      907 289     238 517     667 683       1 089
          Take responsibility for providing sustainable land redistribution programmes, tenure security for all occupiers of land in South Africa, public land information, and the management of state land
               Of which
               - Land Reform Grants                                                                              657 357
               - KwaZulu-Natal Ingonyama Trust Board                                                               2 242
               - Khula Land Reform Credit Facility                                                                     1
               Conditional Grant to Provinces
               - Land Distribution: Alexandra Urban Renewal Project Grant                                          8 000

    6  Spatial Planning and Information ...........................................       28 215      27 005       1 010         200
          Provide for national land use management, spatial planning and spatial information systems
               Of which
               - South African Council for Planners                                                                1 000

    7  Auxiliary and Associated Services ..........................................       12 052       9 129           2       2 921
          Take responsibility for augmenting the Registration of Deeds Trading
          Account, and for acquiring vehicles for departmental use and departmental capital works, and provide for a contribution to the Public Sector
          Education and Training Authority (PSETA)
               Of which
               - Public Sector Education and Training Authority                                                        1
               - Registration of Deeds Trading Account                                                                 1

 30 MINERALS AND ENERGY                                                                2 548 272     534 923   2 008 633       4 716
    Aim:  To formulate and implement an overall minerals and energy policy to ensure the optimum use of minerals and energy resources

    1  Administration .............................................................      151 106     145 561       1 223       4 322
          Provide comprehensive administrative support to the ministry and department

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                                       25

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                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                                Payments  Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000      R'000

    2  Promotion of Mine Safety and Health ........................................      117 210     112 270       4 546         394
          Execute the Department's statutory mandate to protect the health and safety of mine employees and people affected by mining activities
               Of which
               - Mine Health and Safety Council                                                                    4 452

    3  Mineral Regulation .........................................................      160 044     159 951          93
          Regulate the minerals and mining sector to achieve transformation

    4  Mineral Policy and Promotion ...............................................       51 359      29 512      21 847
          Develop mineral-related policies. Promote South Africa's mining and minerals industry to make it attractive to investors
               Of which
               - Council for Geoscience (Small Scale Mining)                                                      21 799

    5  Hydrocarbons and Energy Planning ...........................................       37 475      32 558       4 917
          Promote the sustainable use of energy resources through integrated energy planning and appropriate promotion, including through developing policy and regulations for petroleum products, coal, gas, renewable energy and energy efficiency
               Of which
               - Renewable Energy Subsidy Scheme                                                                   4 900

    6  Electricity and Nuclear ....................................................       55 090      55 071          19
          Ensure that development in the electricity and nuclear sectors is monitored, and that policies governing the sectors are improved and implemented. Support the achievement of universal access to electricity, including overseeing the relevant state-controlled entities

    7  Associated Services ........................................................    1 975 988               1 975 988
          Provide related services in support of the Department's mandate through funded and non-funded statutory bodies and organisations
               Of which
               - National Nuclear Regulator                                                                       14 742
               - Electricity Distribution Industry Holdings Company                                               62 794
               - Eskom: Integrated National Electrification Programme                                            893 165
               - Assistance to Mines                                                                              37 339
               - Council for Mineral Technology Research                                                         118 664
               - Council for Geosciences                                                                          93 100
               - SA Nuclear Energy Corporation Ltd: Activities                                                   237 020
               - SA Nuclear Energy Corporation Ltd: Decommissioning
                    Projects                                                                                      23 034
               - SA Nuclear Energy Corporation Ltd: Security                                                       9 000
               - SA Nuclear Energy Corporation Ltd: SAFARI Reactor
                    Conversion                                                                                    12 000
               - Integrated National Electrification Programme: Non-grid
                    electrification service providers                                                             84 000
               Conditional Grant to Local Government
               - Integrated National Electrification Programme: Municipalities                                   391 130

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 31 SCIENCE AND TECHNOLOGY                                                             2 614 093     180 770   2 299 469     133 854
    Aim:    To realise the full potential of science and technology in social and economic development, through the development of human resources, research and innovation

    1  Administration .............................................................      211 582      76 823       1 441     133 318
          Provide core support services, including finance, human resources, legal services and information technology. Manage the governance and reporting system for government-funded science and technology in general and the
          Department's institutions and programmes in particular

               Of which
               - Technology Top 100                                                                                1 431

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                                       26

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                                Payments  Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000      R'000

    2  Science and Technology Expert Services .....................................       51 556      41 087      10 257         212
          Provide expert content-based services to the line programmes, the
          Executive Committee and the National System of Innovation, across a range of science and technology domains. Provide research and innovation management practice, policy inputs and evaluation
               Of which
               - Academies                                                                                         3 000
               - Institutional and Programme Support                                                               2 249
               - Indigenous Knowledge Systems                                                                      5 000

    3  International Co-operation and Resources ...................................      131 946      40 400      91 408         138
          Develop bilateral and multilateral co-operation in science and technology to strengthen the National System of Innovation. Establish technological intelligence capacity to monitor and evaluate international science and technology trends
               Of which
               - Global Science                                                                                   69 451
               - Africa Institute of South Africa                                                                 21 954

    4  Frontier Science and Technology ............................................    1 633 037       7 108   1 625 929
          Provide leadership for relevant, long-term and cross-cutting research, development, innovation and human capital development across the
          National System of Innovation
               Of which
               - Biotechnology Strategy                                                                          158 586
               - Innovation Fund                                                                                 128 193
               - Square Kilometre Array                                                                            8 000
               - Frontier Science and Technology                                                                 100 700
               - Science and Youth                                                                                20 000
               - Science Themes                                                                                   50 583
               - National Research Foundation                                                                    586 671
               - Council for Scientific and Industrial Research                                                  483 194
               - Human Resource Development                                                                       40 000
               - Research and Development Infrastructure                                                          50 000

    5  Government Sectoral Programmes and Co-ordination ...........................      585 972      15 352     570 434         186
          Provide leadership and support to other government departments for sector
          - specific research, development and technology, and directed human capital programmes
               Of which
               - Information Communication Technology                                                             29 200
               - Natural Resources                                                                                30 000
               - Advanced Manufacturing Technology Strategy                                                       51 800
               - South African National Energy Research Institute                                                 40 000
               - South African AIDS Vaccine Initiative                                                            15 000
               - Technology Planning and  Diffusion                                                               94 058
               - Learnership                                                                                       6 000
               - Human Science Research Council                                                                  119 873
               - Technology for Poverty Alleviation                                                               63 500
               - Technology for Sustainable Livelihoods                                                           53 000
               - National Public Assets                                                                           43 000
               - South African National Research Network                                                          22 000
               - Leveraging Services Strategy                                                                      3 000

------------------------------------------------------------------------------------------------------------------------------------

                                       27

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                                Payments  Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000      R'000

 32 TRADE AND INDUSTRY                                                                 3 665 912     769 869   2 887 190       8 853
    Aim:  To lead and facilitate access to sustainable economic activity and employment for all South Africans through its understanding of the economy, its knowledge of economic opportunities and potential, and its anticipation of the future. The Department also aims to catalyse economic transformation and development, and to provide a predictable, competitive, equitable and socially responsible environment for investment, enterprise and trade for economic citizens. In this way the Department will contribute towards achieving government's vision of an adaptive and
          restructured economy, characterised by accelerated economic growth, employment creation and greater equity by 2014

    1  Administration .............................................................      326 801     316 415       5 198       5 188
          Provide strategic leadership to the Department and its agencies, and facilitate the successful implementation of the Department's mandate through supportive systems and services
               Of which
               - Industrial Development Corporation: Fund for Research into
                       Industrial Development, Growth and Equity                                                   5 000
               - Diplomacy, Intelligence, Defence and Trade Education and
                    Training Authority                                                                               170

    2  International Trade and Economic Development ...............................      129 219      55 913      72 848         458
          Develop trade and investment links with key economies globally and promote economic development through: negotiating preferential trade agreements, supporting a strong and equitable multilateral trading system, and fostering economic integration in Africa within the NEPAD framework
               Of which
               - International Trade Administration Commission                                                    49 245
               - World Trade Organisation                                                                          4 494
               - Organisation for the Prohibition of Chemical Weapons                                              3 371
               - Development Bank of Southern Africa: Regional Spatial
                    Development Initiatives                                                                       13 831
               - ProTechnik Laboratories                                                                           1 856

------------------------------------------------------------------------------------------------------------------------------------

                                       28

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                                Payments  Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000      R'000

    3  Enterprise and Industry Development ........................................    1 234 917      63 141   1 170 990         786
          Provide leadership in the development of policies and strategies that promote and foster competitiveness, enterprise development, empowerment and equity in the economy
               Of which
               - Council for Scientific and Industrial Research: Technology
                    Transfer Capital Guarantee Fund                                                                    1
               - Council for Scientific and Industrial Research: Technology
                    Venture Capital                                                                                    1
               - Council for Scientific and Industrial Research: Technology
                    Transfer Centre                                                                                2 247
               - Council for Scientific and Industrial Research: Technology
                    for Women in Business                                                                          5 404
               - Council for Scientific and Industrial Research: National
                    Cleaner Production Centre                                                                      1 124
               - South African Bureau of Standards: Research Contribution                                        126 445
               - South African National Accreditation System                                                       6 787
               - Council for Scientific and Industrial Research:  National
                    Measuring Standards                                                                           36 922
               - National Productivity Institute: Workplace Challenge                                              7 865
               - Khula                                                                                            32 090
               - National Empowerment Fund                                                                       409 480
               - South African Bureau of Standards - Small Business
                    Technical Consulting                                                                           1 247
               - South African Micro Apex Fund                                                                    80 000
               - Small Enterprise Development Agency                                                             171 426
               - National Research Foundation: Technology and Human
                    Research for Industry Programme                                                              147 100
               - United Nations Industrial Development Organisation                                                3 818
               - Black Economic Empowerment Advisory Council                                                       7 000
               - Industrial Development Corporation: Support Programme
                    for Industrial Innovation                                                                     80 839
               - National Co-operatives Association of South Africa                                                    1
               - Council for Scientific and Industrial Research: Aerospace Industry                                    1
               - Godisa Trust: Technology Incubator Development                                                   45 000
               - South African Women Entrepreneurs' Network                                                        2 247
               - Co-operative Incentive Scheme                                                                     3 932

    4  Consumer and Corporate Regulation ..........................................      146 355      45 429     100 303         623
          Develop and implement coherent, predictable and transparent regulatory solutions that facilitate easy access to redress and efficient regulatory services for economic citizens
               Of which
               - National Gambling Board                                                                          12 998
               - National Lotteries Board                                                                          2 000
               - Competition Commission                                                                           22 434
               - Competition Tribunal                                                                              8 000
               - South African Bureau of Standards: Trade Metrology                                               10 113
               - World Intellectual Property Organisation                                                          2 247
               - Micro Finance Regulatory Council                                                                 22 854
               - National Credit Regulator                                                                        15 000
               - Companies and Intellectual Property Registration Office                                           4 647

------------------------------------------------------------------------------------------------------------------------------------

                                       29

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                                Payments  Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000      R'000

    5 The Enterprise Organisation .................................................    1 420 169      51 970   1 367 821         378
          Provide efficient administration of enterprise support measures
               Of which
               - Small and Medium Manufacturing Development Programme                                              1 000
               - Manufacturing Development Programme Incentives                                                        1
               - Enterprise Development                                                                          598 636
               - Infrastructure Industrial Development Zones:
                 - Coega Development Corporation                                                                 345 012
                 - East London Development Corporation                                                            58 200
                 - Richards Bay Development Corporation                                                           18 800
               - Critical Infrastructure Programme                                                                69 930
               - Industrial Development Zones                                                                     16 854
               - Business Process Outsourcing                                                                     70 000
               - Film and Television Production Incentive                                                         72 400
               - Export Market and Investment Assistance                                                          91 971
               - Black Business Supplier Development Programme                                                    25 000
               - Micro-Investor Fund                                                                                   1
               - Industrial Development Corporation: South African
                    Capital Goods Feasibility Study Fund                                                               1
               - Staple Food Fortification Programme                                                                   1

    6  Trade and Investment South Africa ..........................................      322 263     151 284     170 023         956
          Provide strategic vision and direction to key growth sectors in the economy, increase the level of direct investment, and develop
          South Africa 's capacity to export to various markets
               Of which
               - Export Credit Insurance Corporation                                                             160 015
               - Export Consultancy Trust Funds:
                   - International Bank for Reconstruction and Development
                      (World Bank)                                                                                 4 451
                 - International Finance Corporation                                                               4 451
               - Council for Scientific and Industrial Research: Maritime
                    Industry Project                                                                                   1
               - Aichi Exposition                                                                                      1
               - National Automotive Industry Development Centre                                                   1 060
               - Trade and Investment South Africa                                                                     1

    7  Marketing ..................................................................       86 188      85 717           7         464
          Promote awareness of the Department's products and services

 33 TRANSPORT                                                                         12 870 458     538 852  12 293 670      37 936
    Aim:  To lead the provision of an integrated, sustainable, reliable and safe transport system, through safety and economic regulation, planning, development, co-ordination, promotion and implementation of transport policies and strategies

    1  Administration .............................................................      126 038     117 258       7 376       1 404
          Co-ordinate and provide an effective, efficient strategic support and administrative service to the Minister, Director-General and Department
               Of which
               - Universities of Pretoria, Kwa-Zulu Natal and
                    Stellenbosch                                                                                   7 085
               - Transport Education and Training Authority                                                          150

    2  Transport Policy, Research and Economic Analysis ...........................       28 312      27 909           8         395
          Effectively manage a national innovative research and development programme, analyse strategic policies, develop appropriate legislation and provide economic advice and analysis for all modes of transport

------------------------------------------------------------------------------------------------------------------------------------

                                       30

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                    Current      and     for Capital
Vote                                                                                                Payments  Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         R'000       R'000       R'000      R'000

    3  Transport Regulation and Accident and Incident Investigation ...............      151 859     141 603       9 736         520
          Create an enabling regulatory environment in the areas of safety, security and environmental compliance, and manage accident and incident investigations in all modes of transport
               Of which
               - South African Maritime Safety Authority: Maritime Rescue
                    Co-ordination Centre                                                                           4 558
               - Membership Fees: African Civil Aviation Commission                                                  636
               - Membership Fees: International Civil Aviation Organisation                                        2 438
               - Membership Fees: International Maritime Organisation                                                869
               - Membership Fees: Indian Ocean Memorandum
                    of Understanding                                                                                 191
               - Membership Fees: Cospas Sarsat Contribution                                                         286
               - National Sea Rescue Institute                                                                       589
               - Mountain Club of South Africa                                                                        50
               - Hamnet                                                                                               50
               - Off Road Rescue                                                                                      50

    4  Integrated Planning and Inter-sphere Co-ordination .........................    3 161 253     133 898   2 992 083      35 272
          Manage and facilitate the integrated planning and an inter-sphere co-
          ordination for transport infrastructure and operations
               Of which
               - South African National Roads Agency Ltd                                                       2 292 075
               Specifically and exclusively appropriated
               - South African Rail Commuter Corporation Ltd                                                     180 000
               - Cross Border Road Transportation Agency                                                           1 000
               Conditional Grant to Local Government
               - Public Transport Infrastructure and Systems Grant                                               519 000

    5  Freight Logistics and Corridor Development .................................       27 846      27 779           5          62
          Manage the implementation of the transport logistics strategy and the development of freight movement corridors

    6  Public Transport ...........................................................    9 165 827      67 079   9 098 621         127
          Develop practices and norms that will increase access to appropriate and quality public transport that meets the needs of both rural and urban passengers
               Of which
               - Bus subsidies                                                                                 2 415 235
               - South African Rail Commuter Corporation                                                       3 161 140
               - Taxi: Santaco                                                                                    11 236
               - Taxi: Recapitalisation                                                                          270 000
               Conditional Grant to Provinces
               - Gautrain Rapid Rail Link                                                                      3 241 000

    7  Public Entity Oversight and Economic Regulation ............................      209 323      23 326     185 841         156
          Develop appropriate mandates and monitoring mechanisms for public entities. Develop and oversee transport economic regulation in line with broad economic and transport policies, while ensuring efficient border operations and control
               Of which
               - Railway Safety Regulator                                                                         21 200
               - Road Traffic Management Corporation                                                             150 120
               - South African Maritime Safety Authority                                                           7 747
               - South African Civil Aviation Authority                                                            6 773

------------------------------------------------------------------------------------------------------------------------------------

                                       31

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Transfers   Payments
                                                                                                   Current       and     for Capital
Vote                                                                                               Payments   Subsidies    Assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        R'000       R'000        R'000      R'000

 34 WATER AFFAIRS AND FORESTRY                                                         4 476 545   2 635 794   1 632 808     207 943
    Aim:  To ensure the availability and supply of water at national level to facilitate equitable and sustainable social and economic development;
          ensure the universal and efficient supply of water services at local level; and promote the sustainable management of forests

    1  Administration .............................................................     436 708     416 452          672      19 584
          Provide policy leadership and advice and core support services including, finance, human resources, legal information and management services, communication as well as corporate planning
               Of which
               - Local Government Water and Related Services                                                         550

    2  Water Resource Management ..................................................   2 179 186   1 008 375    1 032 763     138 048
          Ensure that the country's water resources are protected, used, developed, conserved, managed and controlled in a sustainable and equitable manner for the benefit of all people
               Of which
               - Water Trading Account                                                                         1 001 449
               - Financial assistance to small-scale farmers                                                      30 175

    3  Water Services .............................................................   1 462 251     820 806      599 147      42 298
          Ensure that all people in South Africa have access to an
          adequate, sustainable, viable, safe, appropriate and affordable water and sanitation service; use water wisely; and practise safe sanitation
               Of which
               Conditional Grants to Local Government
               - Water Services Operating and Transfer Subsidy                                                   500 000
               Specifically and exclusively appropriated
               - Water Services Operating Subsidy (Water Boards)                                    352 387       98 734      39 379

    4  Forestry ...................................................................     398 400     390 161          226       8 013
          Promote the conservation of plantation and indigenous forests, and their commercial and community use, to achieve optimal social and economic benefits. Promote rural development through policy development, regulation, facilitation, and monitoring and evaluation

------------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                                                           260 025 664  81 424 543  172 625 096   5 976 025
------------------------------------------------------------------------------------------------------------------------------------

                         Printed by Creda Communications

                               ISBN 0 621 36162 3

                            REPUBLIC OF SOUTH AFRICA

                                   ----------

                             ADDITIONAL ADJUSTMENTS
                               APPROPRIATION BILL
                            (2005/06 FINANCIAL YEAR)

                                   ----------

            (As introduced in the National Assembly as a money Bill)
               (The English text is the official text of the Bill)

                                   ----------

                              (MINISTER OF FINANCE)

                                      BILL

TO APPROPRIATE ADDITIONAL AMOUNTS OF MONEY FOR THE REQUIREMENTS OF THE
DEPARTMENT OF PUBLIC ENTERPRISES AND THE DEPARTMENT OF TRANSPORT IN RESPECT OF
THE 2005/06 FINANCIAL YEAR; AND TO PROVIDE FOR MATTERS INCIDENTAL THERETO.

BE IT ENACTED by the Parliament of the Republic of South Africa, as follows:--

APPROPRIATION OF ADDITIONAL AMOUNT OF MONEY FOR REQUIREMENTS OF DEPARTMENT OF
PUBLIC ENTERPRISES

      1. (1) Subject to the Public Finance Management Act, 1999 (Act No. 1 of
1999), an 5 amount of R2 billion (two billion rand) is hereby appropriated out of the National Revenue Fund for the requirements of the Department of Public
Enterprises in respect of the 2005/06 financial year.

      (2) The money contemplated in subsection (1) must be transferred to DENEL
(Pty) Ltd for the recapitalisation of the entity and to assist DENEL (Pty) Ltd to restructure and 10 refocus its business.

APPROPRIATION OF ADDITIONAL AMOUNT OF MONEY FOR REQUIREMENTS OF DEPARTMENT OF
TRANSPORT

      2. (1) Subject to the Public Finance Management Act, 1999 (Act No. 1 of
1999), an amount of R2,7 billion (two billion and seven hundred million rand) is hereby 15 appropriated out of the National Revenue Fund for the requirements of the Department of Transport in respect of the 2005/06 financial year.

      (2) The money contemplated in subsection (1) must be transferred to the
Road Accident Fund in order for the Road Accident Fund to proceed with scheduled payments to successful claimants and to settle an outstanding payment to the
South African 20 Revenue Service.

SHORT TITLE

      3. This Act is called the Additional Adjustments Appropriation Act
(2005/06 Financial Year), 2006.

                         Printed by Creda Communications

                               ISBN 0 621 36164 X

--------------------------------------------------------------------------------
[LOGO]    A PEOPLE'S GUIDE

          BUDGET 2006
--------------------------------------------------------------------------------

WHAT IS THE NATIONAL BUDGET?

IN FEBRUARY OF EVERY YEAR THE MINISTER OF FINANCE ANNOUNCES GOVERNMENT'S
SPENDING, TAX AND BORROWING PLANS FOR THE NEXT THREE YEARS. THIS IS CALLED THE
NATIONAL BUDGET. IT DESCRIBES HOW MONEY RAISED THROUGH TAXES AND LOANS WILL BE
DIVIDED AMONG NATIONAL DEPARTMENTS, PROVINCES AND MUNICIPALITIES. GOVERNMENT'S
SPENDING PLAN OVER THREE YEARS IS CALLED THE MEDIUM TERM EXPENDITURE FRAMEWORK
(MTEF).

TOWARDS AN ACCELERATED AND SHARED GROWTH

[PHOTO OMITTED]

The South African economy is currently growing at 5 per cent a year, contributing to both job creation and rising incomes. Inflation will remain at about 4,5 per cent on average over the next 3 years, thereby protecting the buying power of South Africans, especially the poor.

The necessary reforms and programmes to achieve more rapid growth and broad-based empowerment are being put in place through the Accelerated and
Shared Growth Initiative (ASGISA), led by Deputy-President, Phumzile
Mlambo-Ngcuka.

This initiative looks at how to achieve increasing investment, improved productivity and skills development. More investment will help to improve the standard of living of South Africans, as it creates jobs, reduces poverty and increases the number of South Africans who participate in the economy.

2006 BUDGET AT A GLANCE
--------------------------------------------------------------------------------
R BILLION                            2006/07        2007/08         2008/09
--------------------------------------------------------------------------------
Revenue                               446,4          492,0            547,1
Expenditure                           472,7          519,2            571,3
Deficit                                26,4           27,2             24,2
% of GDP                               1.5%           1.4%             1.2%
Expenditure per person* (Rands)      R8,793         R9,650          R10,592
*excluding interest on debt
--------------------------------------------------------------------------------

Revenue collection in 2005/06 was R41,2 billion more than expected. High revenue collection means more resources are available for spending on key social and economic priorities. The 2006 Budget increases expenditure by R106 billion over the next 3 years.

In line with Government's priorities, the 2006 Budget provides additional funds for the following:

o     Improvement of Further Education Colleges and the introduction of no-fee schools;

o     Fixing of hospitals and acquisition of medical equipment;

o     Expanding social welfare services and better management of social grants;

o     Building houses and community facilities and improving municipal infrastructure;

o     Provision of safe and efficient transport by investing in the passenger rail network;

o     Investment in transport infrastructure and better management of roads;

o     Improvement of service delivery at public administration centres;

o     Increased capacity to fight crime and improve the effectiveness of the courts; and

o     Improving municipal facilities to deliver basic services to communities.

--------------------------------------------------------------------------------
                               BUDGET HIGHLIGHTS

TAX PROPOSALS:

o     R13,5 billion in Personal Income Tax Relief. People earning R40 000 and less pay no Income Tax

o     R7 billion tax relief from the abolition of RSC Levies

o     Transfer duty relief of R4,5 billion

o     Reduction in retirement funds tax

o     Tax on the medical aid subsidy is changing to benefit low income families

o     Tax allowance for learnerships extended to 2011

o     Tax amnesty for small businesses

o     The Road Accident Fund (RAF) levy will increase by 5c a litre

o     A packet of 20 cigarettes will cost 52c more, a 340 ml beer can will cost
      5c more and spirits will cost R1,54 more per 750 ml bottle

TOTAL SPENDING 2006/07:

o     R80,6 billion for welfare and social security

o     R92,1 billion for education

o     R54,5 billion for health

o     R88,6 billion for economic services

o     R9,2 billion for housing

o     R25,6 billion for community development

o     R34,7 billion towards transport and communication

o     R79,6 billion for protection services such as police, justice and defence

--------------------------------------------------------------------------------

DIVISION OF REVENUE: 2006 MTEF
--------------------------------------------------------------------------------
R BILLION                               2006/07        2007/08      2008/09
--------------------------------------------------------------------------------
National Departments                      215,0          234,0        254,5
Provinces                                 176,7          196,4        217,5
Municipalities                             26,5           30,5         35,6
Reserve (unallocated)                       2,5            5,0          8,0
Total non-interest expenditure            420,7          465,9        515,6
% increase over previous year              9,7%             6%         5.4%
--------------------------------------------------------------------------------

The division of nationally collected revenue this year takes special account of the need to improve local economic development, education, health and welfare services. With the establishment of the South African Social Security Agency, responsibility for social grants payments shifts from provinces to national government. In 2006/07, provinces will receive 42,3 per cent of government revenue. National Departments will receive 51,4 per cent and local government will receive a total allocation of R26,5 billion.

--------------------------------------------------------------------------------
Issued by the National Treasury
Private Bag X 115, Pretoria                       English continues on back page
--------------------------------------------------------------------------------

BETTER MANAGEMENT OF SOCIAL GRANTS

Government is committed to protecting the most vulnerable through monthly income support from the grant system. This helps to reduce poverty and improve the standard of living of poor South Africans.

An Agency (the South African Social Security Agency) has been established to make the payments of social grants more efficient and predictable. The Agency will also work towards reducing corruption and ensuring that social grants reach those who need them the most.

In 2006, it is expected that the number of those who receive social grants will increase to 11 million. The 2006 Budget also provides for an increase in social grants payment of more than the inflation rate, giving recipients a real income increase.

From April 2006, the old age pension and the disability grant will increase to a maximum of R820 a month. The child-support grant, covering children up to age
14, will go up to R190 a month.

                                 [PHOTO OMITTED]

                                 [PHOTO OMITTED]

                                  TAX REVENUE

                                  [PIE CHART]

                     Corporate income tax            20.8%
                     Customs duties                   5.1%
                     VAT                             28.7%
                     Fuel levies                      4.8%
                     Other                            7.9%
                     Personal income tax             29.0%
                     Excise duties                    3.6%

                             GOVERNMENT EXPENDITURE

                                  [PIE CHART]

                     Other                           17.0%
                     Transport and communication      6.7%
                     Welfare                         15.5%
                     Protection services             15.3%
                     Water and agriculture            5.3%
                     Education                       17.8%
                     Housing                          1.8%
                     Health                          10.5%
                     Debt                            10.0%

MORE FUNDS FOR MUNICIPAL SERVICES AND INFRASTRUCTURE DEVELOPMENT

The improvement of local service delivery is particularly important, as it is at the heart of service delivery for government. The 2006 Budget has prioritised municipal services and community infrastructure by allocating R28,4 billion over the next three years.

These services will include the improvement in basic municipal infrastructure, the improvement in the provision of water and sanitation, the building of houses to facilitate government's plan of building sustainable communities and the upgrading of informal settlements by 2014.

Training prorammes to improve the administation of municipalities remain a priority.

Government has prioritised local transport infrastructure. Rl,3 billion has been allocated towards improving commuter rail services and local public transportation. Better road infrastructure will also facilitate the transportation of goods, services and people efficiently and effectively.

                                 [PHOTO OMITTED]

INFRASTRUCTURE INVESTMENT FOR GROWTH

Investment in economic infrastructure remains one of the crucial priorities of
Government, as it is the key to economic growth and job creation.

Over the next 3 years, Government will increase spending on infrastructure by
R33 billion. These funds will be used towards the refurbishment of hospitals, improvement of transport infrastructure, support for the Gautrain Rapid Rail
Link, the building of World Cup stadiums and the allocation of resources to national, provincial and local roads.

State owned enterprises reinforce Government's commitment to infrastructure by planning R123,4 billion in economic infrastructure spending over the next 3 years. This includes R32 billion investment spending on rail and ports infrastructure, which will contribute to efficient and effective transportation of goods, as production by our mines and factories increase.

                                                                     BUDGET 2006

                               [GRAPHICS OMITTED]

                                                                          2006/7

                                                            Budget Tax Proposals
                                   ---------------------------------------------
                                     Another helpful guide brought to you by the
                                                   South African Revenue Service

                                                                     [LOGO] SARS
                                                                 AT YOUR SERVICE

                                     2006/7
                              Budget Tax Proposals

Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

Personal income tax                                                           3
Personal income tax rate and bracket adjustments                              3
Income tax payable by individuals younger than 65                             4
Income tax payable by individuals 65 years of age and older                   5
Interest and dividend income exemption                                        5
Transfer duty                                                                 5
Stamp duties                                                                  6
Individual monetary thresholds                                                6
Motor vehicle allowances                                                      6

MEDICAL SCHEME CONTRIBUTIONS AND MEDICAL EXPENSES ........................    7

PROMOTING RETIREMENT SAVINGS .............................................    7

RELIEF FOR BUSINESS ......................................................    7
RSC levy reform                                                               7
Small business                                                                7

Incentives for oil and gas                                                    9
Review of revenue versus capital distinction                                  9
Incentives for intellectual capital and training                             10
   Extension and increase of the learnership allowance                       10
   Enhancement of scholarships and bursaries                                 10
   Enhancement of research and development                                   10

INTERGOVERNMENTAL COORDINATION ...........................................   11
Strengthening the financial position of municipalities                       11
   Zero-rating of municipal property rates                                   11
   Income tax treatment of parastatals and municipalities                    11
   VAT treatment of appropriations and grants                                11
Diamond export levy                                                          11
Synthetic fuels                                                              11
Mining and other environmental rehabilitation funds                          12

                                                 Budget Tax Proposals 2006/7 | i

CONSUMPTION TAXES ........................................................   12
Excise duties: alcoholic beverages                                           12
Excise duties: tobacco products                                              12
Changes in specific excise duties - 2006/07                                  13
Specific excise duties                                                       14
Ad valorem excise duties                                                     15
Ad valorem excise duties to be abolished                                     15
Fuel taxes                                                                   15
   General fuel levy                                                         15
   Road Accident Fund levy                                                   16
   Total combined fuel levy on leaded petrol and diesel                      16
   Biodiesel fuel tax rebate                                                 16
   Extension of diesel refund scheme to peak power generation                16

POLICY COHERENCE: REMOVAL OF ANOMALIES ...................................   17
Public benefit organisations                                                 17
South African organisations receiving developmental assistance               17
Recreational clubs                                                           17
VAT place of supply                                                          17

MEASURES TO ENHANCE TAX ADMINISTRATION ...................................   18
Corporate income tax                                                         18
General anti-avoidance rule                                                  18
Personal income tax                                                          18

COMPLETION OF EXCHANGE CONTROL AND
TAX AMNESTY ADJUDICATION PROCESS .........................................   19

MISCELLANEOUS AMENDMENTS .................................................   20
Income Tax Act (1962)                                                        20
   Proposed changes - Individuals                                            20
   Proposed changes - Business                                               21
   Changes dependent upon available facts - Individuals                      23
   Changes dependent upon available facts - Business                         23
Value-Added Tax Act (1991)                                                   25
Customs and Excise Act (1964)                                                26
Other taxes, duties and charges                                              27
SARS general administration                                                  28

TECHNICAL CORRECTIONS ....................................................   28

INTERNATIONAL TAX AGREEMENTS .............................................   29

AGREEMENTS FOR MUTUAL ADMINISTRATIVE ASSISTANCE
BETWEEN CUSTOMS ADMINISTRATIONS ..........................................   29

AGREEMENTS FOR MUTUAL AND TECHNICAL
ASSISTANCE IN RESPECT OF VALUE-ADDED TAX .................................   30

SUMMARY OF THE EFFECTS OF
THE 2006 BUDGET TAX PROPOSALS ............................................   30

ii | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

INTRODUCTION

Buoyant corporate activity, a strong housing market, rising levels of imports, employment gains, real wage increases, robust consumption spending and continued
improvements in tax collection capacity have contributed to across-the-board revenue increases over the past two years, over and above what was projected in
2004 and 2005. It is estimated that main budget revenue for the current fiscal year will rise to R411,1 billion.

The 2006 tax proposals reduce the tax burden on individuals and businesses, expand the tax base and simplify tax administration. A range of initiatives aims to stimulate investment, innovation, employment and skills development, thereby contributing to economic growth. Government continues its efforts to open the way for entrepreneurs and the development of small firms with a series of proposals that include tax relief and a tax amnesty for small businesses. To promote skills development and employment creation, particularly among youth, an extension of the learnership allowance is proposed. In keeping with efforts to accelerate economic growth and international competitiveness, incentives are proposed to foster research and development by South African companies.

Government is able to offer gross personal income tax relief of R13,5 billion.
Raising the tax threshold to R40 000 effectively exempts many low-income earners from income tax. Similarly, the substantial transfer duty relief reduces the cost of property transactions at all levels, and eases the financial burden on first-time and low-income home buyers. To help South Africans accumulate adequate savings for retirement, a reduction in the retirement fund tax from 18 per cent to 9 per cent is proposed.

OVERVIEW

Over the past decade South Africa has implemented major reforms to broaden the tax base, reduce marginal tax rates and improve the administration of tax collection. These reforms have been broadly in step with international tax reform trends and have bolstered government's revenue-raising capacity. The buoyant revenue collections and tax relief measures implemented over the past few years are evidence of the success of the tax reform agenda.

In the medium term, the tax policy framework supports the goals of accelerated and shared economic growth by promoting long-term retirement savings, reducing the costs of tax compliance and the tax burden on all businesses, fostering small business development, boosting investment in research and development
(R&D), supporting skills development and encouraging home ownership. The monetary thresholds of the two top

                                                 Budget Tax Proposals 2006/7 | 1

personal income tax brackets are increased substantially - by 30 and 33 per cent respectively. The top marginal tax rate will now start at R400 000 a year, providing substantial relief for middle-income earners.

Proposed adjustments reinforce the long-term growth path by reducing the costs of tax compliance, broadening the tax base and lowering the tax burden on key economic activities. The 2006 Budget takes into account the elimination of RSC levies, which will be abolished on 30 June 2006. This decision effectively grants substantial tax relief for business, reduces their administrative burden and directly reduces the cost of employment. A consultative process has been initiated with a discussion paper exploring possible options for replacing the levies.

The South African Revenue Service (SARS) is also implementing a package of reduced compliance costs, enhanced service, and improved tax and customs administration. To encourage small businesses to become tax compliant, a tax amnesty is proposed. During 2006, legislation will be submitted to Parliament providing tax concessions for the international football association's operations during the 2010 Soccer World Cup.

MAIN TAX PROPOSALS

The 2006 Budget tax proposals amount to net tax relief of R19,1 billion, in addition to reduced tax liabilities arising from abolition of the RSC levies.
The proposals include:

TAX RELIEF

o     Income tax rate reduction of R13,5 billion for individuals

o     Tax relief of R7 billion for business resulting from abolition of the RSC levies

o     Tax amnesty for small businesses

o     Tax on retirement funds reduced from 18 per cent to 9 per cent

o     Transfer duty thresholds raised to R500 000 and R1 million

o     Monetary thresholds for qualifying small businesses increased

o     Monetary thresholds for capital gains and estate duty increased

o     Extension of the learnership allowance until 2011 and incentives to encourage the intake of learners with disabilities

o     Incentives to boost expenditure on R&D

o     Ad valorem excise duties abolished on certain products

o     Increase in the biodiesel fuel tax concession to 40 per cent of the general fuel levy.

TAX INCREASES

o     Increase in the Road Accident Fund levy by 5 cents a litre

o     Increase in excise duty on tobacco products by between 4,7 and 10,2 per cent

o     Increase in excise duty on alcohol products by between 9 and 20 per cent.

2 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

RELIEF FOR INDIVIDUALS

Personal income tax

Under the proposals made in the 2006 Budget, South Africans will benefit from significant personal income tax relief that takes into account the effects of inflation and provides for a real reduction in the individual tax burden. It is proposed to raise the income tax threshold by 14,3 per cent to R40 000, to widen the individual income tax brackets and to increase the upper tax bracket from
R300 000 to R400 000, with 73 per cent of the income tax relief benefiting those earning R250 000 or less.

Personal income tax rate relief of R13,5 billion is proposed.

Personal income tax rate and bracket adjustments:
--------------------------------------------------------------------------------
                         2005/06                        2006/07
--------------------------------------------------------------------------------
TAXABLE INCOME (R)   RATES OF TAX        TAXABLE INCOME (R)   RATES OF TAX
--------------------------------------------------------------------------------
0 - 80 000           18% of each R1      0 - 100 000          18% of each R1
--------------------------------------------------------------------------------
80 001 - 130 000     R14 400 + 25% of    100 001 - 160 000    R18 000 + 25% of
                     the amount above                         the amount above
                     R80 000                                  R100 000
--------------------------------------------------------------------------------
130 001 - 180 000    R26 900 + 30% of    160 001 - 220 000    R33 000 + 30% of
                     the amount above                         the amount above
                     R130 000                                 R160 000
--------------------------------------------------------------------------------
180 001 - 230 000    R41 900 + 35% of    220 001 - 300 000    R51 000 + 35% of
                     the amount above                         the amount above
                     R180 000                                 R220 000
--------------------------------------------------------------------------------
230 001 - 300 000     R59 400 + 38% of   300 001 - 400 000    R79 000 + 38% of
                     the amount above                         the amount above
                     R230 000                                 R230 000amount
                                                              above R300 000
--------------------------------------------------------------------------------
300 001 and above    R86 000 + 40% of    400 001 and above    R117 000 + 40% of
                     the amount above                         the amount above
                     R300 000                                 R400 000
--------------------------------------------------------------------------------
REBATES                                  REBATES
--------------------------------------------------------------------------------
Primary              R6 300              Primary              R7 200
--------------------------------------------------------------------------------
Secondary            R4 500              Secondary            R4 500
--------------------------------------------------------------------------------
TAX THRESHOLD                            TAX THRESHOLD
--------------------------------------------------------------------------------
Below age 65         R35 000             Below age 65         R40 000
--------------------------------------------------------------------------------
Age 65 and over      R60 000             Age 65 and over      R65 000
--------------------------------------------------------------------------------

THE MAIN ADJUSTMENTS ARE:

o     The primary rebate is raised to R7 200 from R6 300, increasing the income tax threshold by 14,3 per cent to R40 000

o     The tax threshold for taxpayers age 65 and over is raised to R65 000 from
      R60 000, an increase of 8,3 per cent.

o     Brackets are adjusted to provide relief across the income spectrum. o

                                                 Budget Tax Proposals 2006/7 | 3

--------------------------------------------------------------------------------
The distribution of the tax relief is as follows:
--------------------------------------------------------------------------------
   Threshold to R60 000                                                     13%
--------------------------------------------------------------------------------
   R60 000 to R150 000                                                      36%
--------------------------------------------------------------------------------
   R150 000 to R250 000                                                     24%
--------------------------------------------------------------------------------
   R250 000 and above                                                       27%.
--------------------------------------------------------------------------------

The proposed tax schedule eliminates the effects of inflation on income tax liabilities and results in a reduced tax liability for taxpayers at all income levels. More detailed examples are provided below.

Income tax payable by individuals younger than 65

----------------------------------------------------------------------------------------
TAXABLE INCOME (R)   2005 RATES (R)   PROPOSED RATES (R)   TAX REDUCTION (R)   % CHANGE
----------------------------------------------------------------------------------------

            40,000              900                   --                 900      100.0
----------------------------------------------------------------------------------------
            45,000            1,800                  900                 900       50.0
----------------------------------------------------------------------------------------
            50,000            2,700                1,800                 900       33.3
----------------------------------------------------------------------------------------
            55,000            3,600                2,700                 900       25.0
----------------------------------------------------------------------------------------
            60,000            4.500                3,600                 900       20.0
----------------------------------------------------------------------------------------
            65,000            5,400                4,500                 900       16.7
----------------------------------------------------------------------------------------
            70,000            6,300                5,400                 900       14.3
----------------------------------------------------------------------------------------
            75,000            7,200                6,300                 900       12.5
----------------------------------------------------------------------------------------
            80,000            8,100                7,200                 900       11.1
----------------------------------------------------------------------------------------
            85,000            9,350                8,100               1,250       13.4
----------------------------------------------------------------------------------------
            90,000           10,600                9,000               1,600       15.1
----------------------------------------------------------------------------------------
           100,000           13,100               10,800               2,300       17.6
----------------------------------------------------------------------------------------
           120,000           18,100               15,800               2,300       12.7
----------------------------------------------------------------------------------------
           150,000           26,600               23,300               3,300       12.4
----------------------------------------------------------------------------------------
           200,000           42,600               37,800               4,800       11.3
----------------------------------------------------------------------------------------
           250,000           60,700               54,300               6,400       10.5
----------------------------------------------------------------------------------------
           300,000           79,700               71,800               7,900        9.9
----------------------------------------------------------------------------------------
           400,000          119,700              109,800               9,900        8.3
----------------------------------------------------------------------------------------
           500,000          159,700              149,800               9,900        6.2
----------------------------------------------------------------------------------------
         1,000,000          359,700              349,800               9,900        2.8
----------------------------------------------------------------------------------------

4 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

Income tax payable by individuals 65 years of age and older

----------------------------------------------------------------------------------------
TAXABLE INCOME (R)   2005 RATES (R)   PROPOSED RATES (R)   TAX REDUCTION (R)   % CHANGE
----------------------------------------------------------------------------------------

            65,000              900                   --                 900      100.0
----------------------------------------------------------------------------------------
            70,000            1,800                  900                 900       50.0
----------------------------------------------------------------------------------------
            75,000            2,700                1,800                 900       33.3
----------------------------------------------------------------------------------------
            80,000            3,600                2,700                 900       25.0
----------------------------------------------------------------------------------------
            85,000            4,850                3,600               1,250       25.8
----------------------------------------------------------------------------------------
            90,000            6,100                4,500               1,600       26.2
----------------------------------------------------------------------------------------
            95,000            7,350                5,400               1,950       26.5
----------------------------------------------------------------------------------------
           100,000            8,600                6,300               2,300       26.7
----------------------------------------------------------------------------------------
           120,000           13,600               11,300               2,300       16.9
----------------------------------------------------------------------------------------
           150,000           22,100               18,800               3,300       14.9
----------------------------------------------------------------------------------------
           200,000           38,100               33,300               4,800       12.6
----------------------------------------------------------------------------------------
           250,000           56,200               49,800               6,400       11.4
----------------------------------------------------------------------------------------
           300,000           75,200               67,300               7,900       10.5
----------------------------------------------------------------------------------------
           500,000          155,200              145,300               9,900        6.4
----------------------------------------------------------------------------------------
         1,000,000          355,200              345,300               9,900        2.8
----------------------------------------------------------------------------------------

Interest and dividend income exemption

The domestic interest and dividend exemption is currently R15 000 for taxpayers under the age of 65, and R22 000 for taxpayers age 65 and over. This exemption encourages a culture of savings and helps retired South Africans to retain interest income. From 1 March 2006, the exemption threshold will increase to R16
500 (10 per cent) for taxpayers younger than 65 years and to R24 500 (11,4 per cent) for taxpayers age 65 and over. It is also proposed to increase the proportion of the exemption applicable to foreign interest income and dividends from R2 000 to R2 500 per year.

Transfer duty

Property prices have increased substantially over the past few years, making it difficult for many people to purchase their first house. To ease the burden on first-time and lower-income home buyers, the exempt threshold for transfer duty will be increased significantly from R190 000 to R500 000, and the second threshold from R330 000 to R1 million.

PROPOSED RATES OF TRANSFER DUTY - 2006/07
--------------------------------------------------------------------------------
  PROPERTY VALUE               RATES OF TAX
--------------------------------------------------------------------------------
  R0 - R500 000                0%
--------------------------------------------------------------------------------
  R500 001 - R1 000 000        5% on the value above R500 000
--------------------------------------------------------------------------------
  R1 000 001 and above         R25 000 plus 8% on the value above R1 000 000
--------------------------------------------------------------------------------

It is also proposed to reduce the flat 10 per cent transfer duty rate for companies and trusts to 8 per cent. These amendments will bring significant relief of R4,5 billion to home buyers, and will come into effect on 1 March
2006.

                                                 Budget Tax Proposals 2006/7 | 5

CURRENT AND PROPOSED TRANSFER DUTY

--------------------------------------------------------------------------
        PROPERTY       CURRENT      % OF    PROPOSED     % OF         TAX
           VALUE          DUTY     VALUE        DUTY    VALUE   REDUCTION
--------------------------------------------------------------------------
       R 500,000      R 20,600      4.1%         R 0     0.0%    R 20,600
--------------------------------------------------------------------------
       R 550,000      R 24,600      4.5%     R 2,500     0.5%    R 22,100
--------------------------------------------------------------------------
       R 600,000      R 28,600      4.8%     R 5,000     0.8%    R 23,600
--------------------------------------------------------------------------
       R 650,000      R 32,600      5.0%     R 7,500     1.2%    R 25,100
--------------------------------------------------------------------------
       R 700,000      R 36,600      5.2%    R 10,000     1.4%    R 26,600
--------------------------------------------------------------------------
       R 800,000      R 44,600      5.6%    R 15,000     1.9%    R 29,600
--------------------------------------------------------------------------
     R 1,000,000      R 60,600      6.1%    R 25,000     2.5%    R 35,600
--------------------------------------------------------------------------
     R 1,500,000     R 100,600      6.7%    R 65,000     4.3%    R 35,600
--------------------------------------------------------------------------

Stamp duties

It is proposed to increase the threshold exemption for stamp duties on leases from R200 to R500 per agreement from 1 March 2006, reducing the compliance burden for taxpayers entering into lower-value rental agreements, and the administrative burden on SARS.

Individual monetary thresholds

The tax system contains a number of monetary thresholds that have not been changed for some time. Some of these thresholds are adjusted upwards to take into account the effects of inflation.

It is proposed that the annual donations tax exemption be increased from R30 000 to R50 000 and the estate duty exemption be increased from R1,5 million to R2,5 million, effective from 1 March 2006.

Capital gains tax

The following proposals are made for tax years commencing on or after 1 March
2006:

o     The annual capital gain/loss exclusion will increase from R10 000 to R12
      500

o     The primary residence exclusion will increase from R1 million to R1,5 million

o     The exclusion on death will increase from R50 000 to R60 000.

Motor vehicle allowances

As announced in the 2005 Budget, the deemed private kilometres (i.e. the number of kilometres assumed to have been driven for private use) for individuals who receive motor vehicle allowances will be increased to 18 000 per year, and the monthly taxable fringe benefit of a company car will be increased to 2,5 per cent of the determined value of the vehicle, effective from 1 March 2006. To ensure that the correct amount of income tax is collected through the PAYE system during the year, the percentage of the monthly motor vehicle allowances subject to tax will be increased from 50 per cent to 60 per cent from 1 March
2006. A new cost table will be published.

6 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

MEDICAL SCHEME CONTRIBUTIONS AND MEDICAL EXPENSES

A revised tax regime for medical scheme contributions and other medical expenses was announced in the 2005 Budget. The purpose of this new regime is to shift the tax benefits in favour of middle and lower-income earners. This new regime introduces monthly monetary caps for tax-free medical scheme contributions (with the caps to be adjusted annually) and increases the threshold for individual tax-deductible medical expenses from 5 to 7,5 per cent of income. Taxpayers 65 years and older will continue to enjoy a full deduction for all medical expenses. These changes take effect on 1 March 2006.

PROMOTING RETIREMENT SAVINGS

Proposals developed in the course of 2005 represent significant progress in the retirement fund regulatory reform process. To help South Africans accumulate adequate savings for retirement, and taking into account the stabilisation of interest rates at lower levels, the tax on retirement funds will be reduced from
18 per cent to 9 per cent from 1 March 2006 at an estimated cost of R2,4 billion.

This reduction will be accompanied by regulatory reforms in areas such as cost disclosure, commission structure and fund governance. The National Treasury will issue a discussion paper on proposed regulatory and tax reforms. These reforms will aim to ensure that the benefits of the lower tax rate are passed on to retirement fund members in the form of improved returns, and that retirement savings are not depleted by excessive charges and penalties. Further information is provided in a box on developments in the retirement savings industry in
Chapter 2 of the 2006 Budget Review.

RELIEF FOR BUSINESS

RSC levy reform

By eliminating the RSC levies from 30 June 2006, the 2006 Budget provides significant direct tax relief to business, amounting to R7 billion for 2006/07 and totalling R24 billion over the MTEF period. The administrative burden will be significantly lowered for all businesses, as RSC levies required monthly submissions. Since one of the levies is imposed on payroll, its removal will effectively lower the costs of job creation.

Small business

Small businesses play a valuable role in stimulating economic activity, job creation, poverty alleviation and broadening development. In addition to the benefits of removing the burden

                                                 Budget Tax Proposals 2006/7 | 7

of the RSC levies, government has made considerable efforts to improve the economic environment for small business. Following the tax stimulus measures introduced in the 2005 Budget, the monetary tax thresholds for small business will be adjusted as follows:

o     For small business corporations, the following amendments will come into effect for tax years ending on or after 1 April 2006:

      -     Firms with an annual turnover of up to R14 million (increased from a level of R6 million) will qualify for the special graduated corporate tax regime

      -     The taxable income threshold for the reduced corporate tax rate of
            10 per cent will be increased from R250 000 to R300 000

      -     The small business income tax exemption threshold will be increased from R35 000 to R40 000.

o     The one-time capital gains tax relief for small business will increase from R500 000 to R750 000 with effect from tax years commencing on or after 1 March 2006.

o     Immediate 100 per cent depreciation exists for individual small items purchased for business purposes. This threshold will increase from R2 000 to R5 000 for assets purchased on or after 1 March 2006.

o     The VAT threshold for both small farmers (Category D) and small business four-monthly filers (Category F) will increase from R1 million to R1,2 million for tax periods commencing on or after 1 July 2006.

It is estimated that these changes will cost R400 million.

In addition, the "small business corporation" and "deemed employee" definitions that affect some small businesses will be amended.

TAX AMNESTY FOR SMALL BUSINESS

Although small businesses play a valuable economic and developmental role, many were historically marginalised. They were excluded from the economic mainstream, operated informally and remained outside the tax system. A growing understanding of the economic benefits of a more formal approach to doing business, of why it is necessary to pay tax, of the tax system's requirements, and of the risks of non-compliance have now led to greater willingness to enter the tax system.

An obstacle to becoming tax compliant faced by these small businesses is the fear of the consequences of past non-compliance, which include possible liability for additional tax, interest and prosecution. This fear makes the decision to enter the tax system a difficult one. Government is therefore proposing a tax amnesty to ensure that small businesses can overcome this obstacle.

8 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

The proposed amnesty will allow SARS to waive taxes due by small businesses for years of assessment ending on or before 31 March 2004, where the turnover for the 2005 year of assessment does not exceed R5 million. This waiver will require submission of an income tax return for 2005 as well as a non-disclosure penalty of 10 per cent based on taxable income for 2005. It will not be available to taxpayers who have already disclosed the amounts concerned, or who have been formally notified that they are under investigation before applying for amnesty.
It is also proposed to waive penalties, additional taxes and interest on the underlying taxes due.

A two-phase approach is proposed, with the first phase of the amnesty focused on the taxi industry, since access to the taxi recapitalisation programme is dependent on tax compliance. The first phase of the amnesty will take effect on
1 August 2006 and will be open until 31 May 2007. The second phase of the amnesty for other small businesses will take effect later in the year. Small businesses that do not take advantage of this opportunity to enter the tax system voluntarily will be the subject of SARS enforcement activities and subject to additional tax, interest and prosecution.

REVISED COOPERATIVE TAXATION

In view of the Cooperatives Act (2005), the tax dispensation will be adjusted.
Amendments will also provide cooperatives that operate like small business corporations with the same level of benefits enjoyed by those companies.

STIMULATING INVESTMENT AND ECONOMIC GROWTH

Incentives for oil and gas

South Africa has a long history of special oil and gas contracts known as OP 26 leases with private companies. These leases include tax and other incentives to facilitate oil and gas exploration. With the OP 26 leases about to expire, certain tax incentives need to be renewed. These incentives will be renewed in legislation, which is a more transparent method of granting exemptions. Proposed amendments will include the removal of the 40 per cent discretionary surcharge on oil and gas profits, and accelerated depreciation for drilling.

Review of revenue versus capital distinction The disposal of assets (including shares) at a gain generally triggers a tax, either as ordinary revenue or capital gains, depending on whether the asset is purchased with the intent to resell. This question of intent is largely governed by judicial decision.
However, an exception in the Income Tax Act (1962) allows taxpayers to elect capital treatment for the sale of listed shares held for at least five years.
Evidence suggests that the current test

                                                 Budget Tax Proposals 2006/7 | 9

creates uneven results, especially for the ownership of shares. A review of the revenue versus capital distinction will begin in 2006.

Incentives for intellectual capital and training

Extension and increase of the learnership allowance

In 2002, government introduced the learnership tax allowance to encourage on-the-job training and to enhance skills development. This allowance, set to expire in October 2006, has boosted the number of learnerships. In support of the extension of the National Skills Development Strategy, it is proposed that this allowance be extended to October 2011. The maximum initial allowances will increase from R17 500 to R20 000 per year for existing employees and from R25
000 to R30 000 for new employees. Similarly, the maximum allowance upon the completion of the learnership will increase from R25 000 to R30 000 for agreements entered into from 1 March 2006, at an estimated cost of R80 million.
Consideration will be given to increasing the allowance for business process outsourcing.

Given the additional expenses associated with employing disabled persons as learners, a more favourable allowance will be introduced effective 1 July 2006.
An employer will be allowed to deduct an initial allowance of 150 per cent of the annual salary of an existing learner with a disability, up to a maximum of
R40 000; and 175 per cent for an unemployed learner with a disability, up to a maximum of R50 000. The tax allowance for disabled persons completing a learnership will be 175 per cent of the employee's annual salary, up to a maximum of R50 000.

Enhancement of scholarships and bursaries

Employee scholarships and bursaries are tax-exempt, unless viewed as being in lieu of salary compensation. The need to draw such a distinction creates unnecessary difficulties in application. To simplify matters, bursaries and scholarships for current and future employees will be tax-exempt as long as the employer's funds go directly to tuition and tuition-related expenses, and the employee agrees to repay the employer if the employee fails to fulfil their scholarship or bursary obligations. This proposal will take effect from 1 March
2007.

Enhancement of research and development

To encourage businesses to increase investment in R&D, the deduction for current
R&D expenditure will be increased from 100 per cent to 150 per cent. In addition, the depreciation allowance for capital expenditure will be increased from the current 40:20:20:20 to 50:30:20. Some modification of the R&D definition may be required as part of these amendments.

10 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

INTERGOVERNMENTAL COORDINATION

Strengthening the financial position of municipalities

ZERO-RATING OF MUNICIPAL PROPERTY RATES

It is proposed to zero-rate municipal property rates for VAT purposes for tax periods commencing on or after 1 July 2006. This will result in a loss of revenue to the fiscus and additional revenue of approximately R1 billion for category A and B municipalities for the municipal fiscal year 2006/07. This proposal will also help to simplify municipalities' accounting and tax records.

INCOME TAX TREATMENT OF PARASTATALS AND MUNICIPALITIES

The tax system lacks a uniform framework for parastatals, municipalities and municipal entities. Taxable versus tax-exempt status is often dealt with on a case-by-case basis. In view of these shortcomings, the income tax status of these entities will be realigned in 2006 or 2007. An immediate issue to be considered is the income tax status of industrial development zone management companies and regional electricity distributors, both of which are central to key government initiatives.

VAT TREATMENT OF APPROPRIATIONS AND GRANTS

Government is completing its three-year effort to clarify the VAT treatment of appropriations and grants at the national level. The next step in this process is to provide greater clarity at the municipal level. Attention will focus on grants by national and provincial governments to municipalities, and on grants by municipalities to municipal entities. As a general rule, grants to municipalities should be zero-rated, with some exceptions (e.g. public bus transportation). Some of these changes may be retroactive to eliminate VAT assessments already raised.

Diamond export levy

A proposed diamond export levy aims to reinforce regulatory measures to ensure an adequate supply of rough diamonds for the local market, thereby promoting domestic beneficiation. The levy will be designed to provide credits for local sales that would act as an offset in the determination of the export levy.

Synthetic fuels

The synthetic fuel industry accounts for about 35 per cent of domestic liquid petroleum sales. This industry developed with extensive government support. From
1979 to 1995, the Equalisation Fund, created under the Central Energy Fund Act
(1977), gave tariff protection to the industry (Sasol and Mossgas, which is now
PetroSA). Funds were collected from motorists using the fuel levy to compensate the industry in times of low oil

                                                Budget Tax Proposals 2006/7 | 11

prices. According to an agreement with the previous government, when the oil price rose above US$28,50 a barrel, Sasol paid 25 per cent of revenues over that level into the Equalisation Fund. This was effective until 1995.

Given the price determination process (import parity pricing and partial regulation), the industry is in a position to reap substantial economic rents when crude oil prices are high. Such windfall gains should be shared with the public. A task force will accordingly be appointed to examine this issue for possible legislative resolution.

Mining and other environmental rehabilitation funds

Rehabilitation funds address long-term environmental concerns and aim to ensure that adequate environmental protection is maintained when a business closes. Tax relief is granted to mining enterprises that make financial provision for rehabilitation in the form of trust funds. This relief entails a deduction for reserves as well as the tax-free build-up of those reserves. Government has received requests from the industry to consider the use of insurance products to facilitate rehabilitation of defunct mines. To provide the industry with greater flexibility, the current income tax exemption for mining rehabilitation trusts will be extended to insurance products and other instruments dedicated solely to rehabilitation funding.

Legal changes are expected that will extend environmental rehabilitation requirements to sectors other than mining. The current tax incentive for rehabilitation will be extended as required.

CONSUMPTION TAXES

Excise duties: alcoholic beverages

Excise duties on sparkling wine, unfortified wine, fortified wine, malt beer, alcoholic fruit beverages and spirits increase by 20 per cent, 12,5 per cent,
9,4 per cent, 9 per cent, 9 per cent and 9,5 per cent respectively with immediate effect. These adjustments are expected to raise about R725 million in additional revenue, and are in accordance with the policy decision to maintain a total tax burden (excise duties plus VAT) of 23, 33 and 43 per cent on wine products, malt beer and spirits respectively. No increase in the excise duty on traditional beer is proposed.

Excise duties: tobacco products

The excise duties on cigarettes, cigarette tobacco, pipe tobacco and cigars will increase by 10,2 per cent, 4,7 per cent, 8,3 per cent and 4,8 per cent respectively with immediate effect and are expected to raise about R645 million in additional revenue. These increases

12 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

are in line with the policy decision to maintain a total tax burden (excise duties plus VAT) of 52 per cent on all categories of tobacco products.

Given that cigars are significantly more expensive than other categories of tobacco products, the total tax burden on cigars as a percentage of the retail-selling price will be reviewed. The method of calculating the total tax burden on cigarette tobacco will also be reviewed.

Changes in specific excise duties - 2006/07

----------------------------------------------------------------------------------------------------
                                     CURRENT EXCISE          PROPOSED         CHANGE IN EXCISE DUTY
PRODUCT                                DUTY RATE         EXCISE DUTY RATE     NOMINAL         REAL
----------------------------------------------------------------------------------------------------

Malt beer                          R33,65 / litre of     R36,68 / litre of      9.0%          4.8%
                                    absolute alcohol     absolute alcohol
                                   (57,20c / average     (62,35c / average
                                       340ml can)           340ml can)
----------------------------------------------------------------------------------------------------
Traditional African beer             7,82c / litre         7,82c / litre        0.0%         -4.2%
----------------------------------------------------------------------------------------------------
Traditional African beer powder        34,7c / kg           34,7c / kg          0.0%         -4.2%
----------------------------------------------------------------------------------------------------
Unfortified wine                    140,52c / litre       158,09c / litre      12.5%          8.3%
----------------------------------------------------------------------------------------------------
Fortified wine                      263,14c / litre       287,88c/ litre        9.4%          5.2%
----------------------------------------------------------------------------------------------------
Sparkling wine                      387,99c / litre       465,58c / litre      20.0%         15.8%
----------------------------------------------------------------------------------------------------
Ciders and                          168,24c / litre       183,38c / litre       9.0%          4.8%
alcoholic fruit beverages          (57,20c / average     (62,35c / average
                                      340 ml can)           340 ml can)
----------------------------------------------------------------------------------------------------
Spirits                            R50,42 / litre of     R55,21 / litre of      9.5%          5.3%
                                    absolute alcohol     absolute alcohol
                                   (R16,26c / average    (R17,80 / average
                                     750ml bottle)         750ml bottle)
----------------------------------------------------------------------------------------------------
Cigarettes                            504,44c / 20         556,08c / 20        10.2%          6.0%
                                       cigarettes           cigarettes
----------------------------------------------------------------------------------------------------
Cigarette tobacco                    747,30c / 50g         782,47c / 50g        4.7%          0.5%
----------------------------------------------------------------------------------------------------
Pipe tobacco                         190,60c / 25g         260,55c / 25g        8.3%          4.1%
----------------------------------------------------------------------------------------------------
Cigars                                R32,59 / 23g         R34,16 / 23g         4.8%          0.6%
----------------------------------------------------------------------------------------------------

                                                Budget Tax Proposals 2006/7 | 13

Specific excise duties

It is proposed that the customs and excise duties in Section A of Part 2 of
Schedule No.1 of the Customs and Excise Act, No. 91 of 1964, be amended with effect from 15 February 2006 to the extent shown below:

----------------------------------------------------------------------------------------------------------------------------------
TARIFF  TARIFF                                                         PRESENT RATE OF DUTY             PROPOSED RATE OF DUTY
 ITEM   HEADING                   DESCRIPTION                                2005/06                           2006/07
----------------------------------------------------------------------------------------------------------------------------------
                                                                      EXCISE          CUSTOMS          EXCISE          CUSTOMS
----------------------------------------------------------------------------------------------------------------------------------

104.00           Prepared foodstuffs; beverages, spirits
                 and vinegar; tobacco
----------------------------------------------------------------------------------------------------------------------------------
104.01   19.01   Malt extract; food preparations of flour,
                 groats, meal starch or malt extract, not
                 containing cocoa or containing less than
                 40 per cent by mass of cocoa calculated
                 on a totally defatted basis, not elsewhere
                 specified or included; food preparations
                 of goods of headings 04.01 to 04.04, not
                 containing cocoa or containing less than
                 5 per cent by mass of cocoa calculated
                 on a totally defatted basis not elsewhere
                 specified or included not elsewhere
                 specified or included:
----------------------------------------------------------------------------------------------------------------------------------
   .10           Traditional African beer powder as defined
                 in Additional Note 1 to Chapter 19                 34.7 c/kg        34.7 c/kg       34.7 c/kg        34.7 c/kg
----------------------------------------------------------------------------------------------------------------------------------
104.10   22.03   Beer made from malt
----------------------------------------------------------------------------------------------------------------------------------
   .10           Traditional African beer as defined in
                 Additional Note 1 to Chapter 22                     7.82 c/l        7.82 c/l         7.82 c/l         7.82 c/l
----------------------------------------------------------------------------------------------------------------------------------
   .20           Other                                             3 364.98 c/l    3 364.98 c/l     3 667.82 c/l     3 667.82 c/l
                                                                   of absolute      of absolute     of absolute      of absolute
                                                                     alcohol          alcohol         alcohol          alcohol
----------------------------------------------------------------------------------------------------------------------------------
104.15   22.04   Wine of fresh grapes, including fortified
                 wines; grape must, other than that of
                 heading no. 20.09
----------------------------------------------------------------------------------------------------------------------------------
         22.05   Vermouths and other wine of fresh grapes
                 flavoured with plants or aromatic
                 substances
----------------------------------------------------------------------------------------------------------------------------------
   .02           Sparkling wine                                     387.99 c/l      387.99 c/l       465.58 c/l       465.58 c/l
----------------------------------------------------------------------------------------------------------------------------------
   .04           Unfortified wine                                   140.52 c/l      1140.52 c/l      158.09 c/l       158.09 c/l
----------------------------------------------------------------------------------------------------------------------------------
   .06           Fortified wine                                     263.14 c/l      263.14 c/l       287.88 c/l       287.88 c/l
----------------------------------------------------------------------------------------------------------------------------------
104.17   22.06   Other fermented beverages, (for example,
                 cider, perry and mead); mixtures of
                 fermented beverages and mixtures of
                 fermented beverages and non-alcoholic
                 beverages, not elsewhere specified or
                 included:
----------------------------------------------------------------------------------------------------------------------------------
   .05           Traditional African beer as defined in
                 Additional Note 1 to Chapter 22                     7.82 c/l        7.82 c/l         7.82 c/l         7.82 c/l
----------------------------------------------------------------------------------------------------------------------------------
   .15           Other fermented beverages, unfortified             168.24 c/l      168.24 c/l       183.38 c/l       183.38 c/l
----------------------------------------------------------------------------------------------------------------------------------
   .17           Other fermented beverages, fortified               333.65 c/l      333.65 c/l       365.35 c/l       365.35 c/l
----------------------------------------------------------------------------------------------------------------------------------
   .22           Mixtures of fermented beverages and
                 mixtures of fermented beverages and
                 non-alcoholic beverages                            168.24 c/l      168.24 c/l       183.38 c/l       183.38 c/l
----------------------------------------------------------------------------------------------------------------------------------
   .90           Other                                              333.65 c/l      333.65 c/l       365.35 c/l       365.35 c/l
----------------------------------------------------------------------------------------------------------------------------------
104.20   22.07   Undenatured ethyl alcohol of an alcoholic
                 strength by volume of 80 per cent volume
                 or higher; ethyl alcohol and other spirits,
                 denatured, of any strength
----------------------------------------------------------------------------------------------------------------------------------
         22.08   Undenatured ethyl alcohol of an alcoholic
                 strength by volume of less than 80 per cent
                 volume; spirits, liqueurs and other spirituous
                 beverages:
----------------------------------------------------------------------------------------------------------------------------------
   .10           Wine spirits, manufactured by the                 5042.01 c/l     4 945.88 c/l     5 521.00 c/l     5 521.00 c/l
                 distillation of wine                              of absolute      of absolute     of absolute      of absolute
                                                                     alcohol          alcohol         alcohol          alcohol
----------------------------------------------------------------------------------------------------------------------------------

14 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

----------------------------------------------------------------------------------------------------------------------------------
TARIFF  TARIFF                                                         PRESENT RATE OF DUTY             PROPOSED RATE OF DUTY
 ITEM   HEADING                   DESCRIPTION                                2005/06                           2006/07
----------------------------------------------------------------------------------------------------------------------------------
                                                                      EXCISE          CUSTOMS          EXCISE          CUSTOMS
----------------------------------------------------------------------------------------------------------------------------------

   .15           Spirits, manufactured by the distillation         5 042.01 c/l    5 028.11 c/l     5 521.00 c/l     5 521.00 c/l
                 of any sugar cane product                          of absolute     of absolute     of absolute      of absolute
                                                                      alcohol         alcohol         alcohol          alcohol
----------------------------------------------------------------------------------------------------------------------------------
   .25           Spirits, manufactured by the distillation of      5 042.01 c/l    4 996.01 c/l     5 521.00 c/l     5 521.00 c/l
                 any grain product                                  of absolute     of absolute     of absolute      of absolute
                                                                      alcohol         alcohol         alcohol          alcohol
----------------------------------------------------------------------------------------------------------------------------------
   .29           Other spirits                                     5 042.01 c/l    5 042.01 c/l     5 521.00 c/l     5 521.00 c/l
                                                                    of absolute     of absolute     of absolute      of absolute
                                                                      alcohol         alcohol         alcohol          alcohol
----------------------------------------------------------------------------------------------------------------------------------
   .40           Liqueurs and other spirituous beverages           5 042.01 c/l    5 042.01 c/l     5 521.00 c/l     5 521.00 c/l
                                                                    of absolute     of absolute     of absolute      of absolute
                                                                      alcohol         alcohol         alcohol          alcohol
----------------------------------------------------------------------------------------------------------------------------------
104.30   24.02   Cigars, cheroots, cigarillos and cigarettes,
                 of tobacco or of tobacco substitutes
----------------------------------------------------------------------------------------------------------------------------------
   .10           Cigars, cheroots, and cigarillos, of tobacco       141 676.55      141 676.55       148 515.70       148 515.70
                 or of tobacco substitutes                           c/kg net        c/kg net         c/kg net         c/kg net
----------------------------------------------------------------------------------------------------------------------------------
   .20           Cigarettes, of tobacco or of tobacco               252.22 c/10     252.22 c/10     278.04 c/10      278.04 c/10
                 substitutes                                        cigarettes      cigarettes       cigarettes       cigarettes
----------------------------------------------------------------------------------------------------------------------------------
104.35   24.03   Other manufactured tobacco and
                 manufactured tobacco substitutes;
                 "homogenised" or "reconstituted" tobacco;
                 tobacco extracts and essences:
----------------------------------------------------------------------------------------------------------------------------------
   .10           Cigarette tobacco and substitutes thereof        14 946.05 c/kg   14 946.05c/kg   15 649.41 c/kg   15 649.41 c/kg
   .20           Pipe tobacco and substitutes thereof              7 624.01 c/kg   7 624.01 c/kg   8 261.93 c/kg    8 261.93 c/kg
                                                                        net             net             net              net
----------------------------------------------------------------------------------------------------------------------------------

Ad valorem excise duties

A number of products on the list of items subject to ad valorem excise duties no longer exist or generate very little revenue. In the case of some items, such as fax machines, the tax is no longer appropriate. It is proposed to abolish duties by deleting the relevant sections in Section B of Part 2 of Schedule No.1 of the
Customs and Excise Act, No. 91 of 1964 with effect from 1 April 2006 to the extent shown below.

Ad valorem excise duties to be abolished

--------------------------------------------------------------------------------
TARIFF        TARIFF
 ITEM        HEADING     DESCRIPTION
--------------------------------------------------------------------------------
118.10      3301.90.10   Aqueous distillates and aqueous solutions of
                         essential oils
--------------------------------------------------------------------------------
124.35       8476.00     Automatic goods vending machines
--------------------------------------------------------------------------------
124.37       8517.21     Facsimile machines
--------------------------------------------------------------------------------
124.37       8517.90     Parts of facsimile transmission apparartus
--------------------------------------------------------------------------------
126.01       8701.20     Road tractors
--------------------------------------------------------------------------------

Fuel taxes

GENERAL FUEL LEVY

Over the past several years government has limited increases in the general fuel levy to a level at or below the expected annual inflation rate. Considering the revenue overrun in 2005/06 and the impact of higher world oil prices on the local prices of petrol and diesel, no increase in the general fuel levy is proposed for 2006/07.

                                                Budget Tax Proposals 2006/7 | 15

Road Accident Fund levy

The value of claims lodged with the Road Accident Fund (RAF) increased significantly in recent years, mostly as a result of an increase in the number of car accidents. The RAF Amendment Act will limit claims for future loss of income and general damages to reduce the fund's exposure in the future, but the anticipated savings will not be realised until 2007/08.

The RAF fuel levy is to increase by 5 cents per litre effective 5 April 2006 to allow the fund to settle its expected road accident claims for 2006/07, while savings resulting from the legislative amendments will allow it to reduce its claims backlog over time.

Total combined fuel levy on leaded petrol and diesel

--------------------------------------------------------------------------------------
                                2004/05              2005/06             2006/07
                           93 OCTANE            93OCTANE   DIESEL   93 OCTANE
                            PETROL     DIESEL    PETROL              PETROL    DIESEL
--------------------------------------------------------------------------------------

General fuel levy            111.0      95.0     116.0     100.0      116.0     100.0
--------------------------------------------------------------------------------------
Road Accident Fund levy      26.5       26.5      31.5      31.5       36.5      36.5
--------------------------------------------------------------------------------------
Customs and Excise levy       4.0       4.0       4.0       4.0        4.0       4.0
--------------------------------------------------------------------------------------
Equalization Fund levy        --         --        --        --         --        --
--------------------------------------------------------------------------------------
Illuminating Paraffin         --        0.2        --       0.2         --       0.2
--------------------------------------------------------------------------------------
marker
--------------------------------------------------------------------------------------
TOTAL                        141.5     125.7     151.5     135.7      156.5     140.7
--------------------------------------------------------------------------------------
Pump price: Gauteng
(as in February)(1)          408.0     347.5     420.0     384.5      550.0     517.8
--------------------------------------------------------------------------------------
Taxes as % of pump price     34.7%     36.2%     36.1%     35.3%      28.5%     27.2%
--------------------------------------------------------------------------------------

1.    Diesel (0,05% sulphur) wholesale price (retail price not regulated).

BIODIESEL FUEL TAX REBATE

As announced in 2002, biodiesel will in future be classified as a fuel levy good, making it zero-rated for VAT and subject to fuel taxes. However, the original proposed rebate of 30 per cent on the general fuel levy was based on the limited information about production costs available in 2002. A review of international practice indicates that to support the industry the rebate should be set at 40 per cent of the general fuel levy. Given the emerging character of the industry, this is expected to have a limited effect on the fiscus.

EXTENSION OF DIESEL REFUND SCHEME TO PEAK POWER GENERATION

In response to capacity constraints in electricity generation, four diesel-powered electricity generation plants are planned. Eskom will build two plants, and two independent power producers will build the others. Diesel power plants with a capacity of more than 200 MW will receive a full refund of the general fuel levy and the RAF levy.

16 | BUDGET Tax Proposals 2006/7

                                                                     BUDGET 2006

POLICY COHERENCE: REMOVAL OF ANOMALIES

Public benefit organisations

Since 2001, government has continued to adjust tax rules for public benefit organisations (PBOs). Further proposed adjustments include:

o     Refining the list of tax-exempt PBO activities

o     Exempting foreign PBOs operating in South Africa

o     Extending deductible donation status for PBOs committed to "Conservation,
      Environment & Animal Welfare"

o     The alignment of the statutory tax rates for the taxable trading activities of all PBOs irrespective of their legal form

o     Relaxing the rules for permissible investments

o     Streamlining the dual registration process.

South African organisations receiving developmental assistance

Some South African organisations receive development assistance pursuant to international agreements under which their management is accountable to government. International organisations offering such assistance often seek to ensure that aspects of these assistance packages remain tax-exempt. Although the
National Treasury is part of the overall process, the Minister of Finance does not have the legislative authority to grant full or partial income tax exemption in these cases. This legislative weakness will be corrected.

Recreational clubs

Recreational clubs operating for the benefit of their members are tax-exempt and subject to few restrictions. Some clubs appear to be claiming exemption irrespective of whether their amenities are used by the general public or by their members. Furthermore, some clubs are starting to conduct more trading activities to raise funds beyond membership contributions. As a result, the taxation of recreational clubs will be reviewed.

VAT place of supply

The VAT treatment of internationally traded services presents challenges to tax authorities worldwide. Government seeks to provide greater clarity in this area, especially for telecommunications. Due consideration will be given to the current work of the OECD concerning VAT treatment of internationally traded services.

                                                Budget Tax Proposals 2006/7 | 17

MEASURES TO ENHANCE TAX ADMINISTRATION

Corporate income tax

SARS plans to modernise the corporate income tax administrative system. A move to a full self-assessment system, which will provide faster turnaround times and greater certainty, is being explored. The system would be reliant on a number of building blocks, including greater reliance on taxpayer integrity, an advance rulings system to resolve cases of doubt, more clearly defined disclosure requirements, a shift from returns to be assessed to returns of tax owing,
e-filing, more consistent interest charges, enhanced risk identification, and well-defined penalty systems for non-disclosure and under-declarations of income.

The advance tax ruling system will be brought into operation on a phased basis starting in 2006. A managed pilot programme of e-filing for large company income tax returns will also commence. Amendments will be proposed to align the provisional tax system for all taxpayers more closely with current incomes, rather than historical "basic amounts" for years of assessment commencing on or after 1 March 2007.

Provisions relating to interest paid and received will be reviewed to remove discretions and the inconsistent bases of calculation. The current STC dividend cycle system will be reviewed and additional guidance with regard to penalties to be imposed for nondisclosure and under-declaration of income will be issued.

General anti-avoidance rule

Government received various comments in response to the discussion paper on the general anti-avoidance rule released by SARS in November 2005. These comments will be evaluated before legislation is finalised in the latter half of 2006.

Personal income tax

The record 3,7 million individual income tax returns filed in 2005 is evidence of a growing culture of tax compliance. To help individuals file their returns and to speed up processing, some eFiling for individual income tax returns will be introduced by June 2006. SARS will select employers who provide employees'
tax information electronically and will make eFiling available to those employers for employees who earn only a basic salary or wage.

The introduction of e-filing for individuals will be accompanied by the matching of information from third parties, such as employers, against information provided in returns.

18 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

COMPLETION OF EXCHANGE CONTROL AND TAX
AMNESTY ADJUDICATION PROCESS

The amnesty unit has completed the adjudication of all applications received since the announcement of the exchange control and tax amnesty by the Minister of Finance on 26 February 2003.

The amnesty gave South Africans an opportunity to voluntarily declare their offshore assets and to regularise their foreign asset holdings and tax affairs without fear of criminal or civil prosecution. Regularisation entailed the payment of a 10 per cent levy if the foreign assets were kept offshore, or 5 per cent if the assets were repatriated to South Africa. An additional 2 per cent levy was payable for violating certain domestic tax laws. The closing date for applications was extended to 29 February 2004. The Reserve Bank also issued regulations to deal with various challenges and concerns presented by certain complex offshore structures.

The amnesty unit has adjudicated all of the 42 672 applications (after allowing for 456 duplicates) it received since the announcement of the amnesty nearly three years ago. Of this number, 42 184 applications were approved; 924 applications of the total received applications (43 128 including duplicates)
were withdrawn, deleted or voided; and 20 applications were declined. The amnesty process has raised R2,9 billion in levies.

When the amnesty process was announced in 2003, it had four objectives: (i) to broaden the tax base and increase future revenue collection through disclosure of assets (both legal and illegal); (ii) to enable South Africans to regularise their affairs without being prosecuted; (iii) to provide the South African
Revenue Service (SARS) and the Reserve Bank with details of foreign assets; (iv)
and to facilitate repatriation of foreign assets to South Africa, without fear of recrimination.

The amnesty process has successfully achieved all these objectives. A total of
R68,6 billion worth of foreign assets have been disclosed under the amnesty process. Approximately 70% of these disclosed assets were illegal, while an approximate 30 per cent were legal or legalised through the Reserve Bank. It is estimated that the income tax base has been increased by an estimated R1,4 billion, which is likely to increase the collection of personal income taxes by an estimated R400 million per annum. SARS and the Reserve Bank will also be able to fully update their records on the basis of the information disclosed.

All the approved applications will be sanitised and submitted to SARS and the
Reserve Bank with highly restricted access. Unsuccessful applications will be retained at the

                                                Budget Tax Proposals 2006/7 | 19

National Treasury with the necessary security. These procedures will ensure that the objective of having enabled South Africans to regularise their affairs without fear of prosecution or recrimination is fully safeguarded.

Lastly, the R2,9 billion of revenue raised through the levies is a further indication of the success of the amnesty process, and will be used for social development and community infrastructure.

MISCELLANEOUS AMENDMENTS

In addition to the aforementioned proposals, the 2006 legislation will contain miscellaneous amendments to the various tax acts. These amendments stem from problems identified in the current legislation as detected over the course of the year through internal review and public comments. Some of these amendments eliminate perceived loopholes while others ensure that tax legislation does not inadvertently hinder legitimate non-tax motivated transactions. These amendments are expected to have a limited impact on revenue for the fiscus.

Income Tax Act (1962)

The list of income tax amendments provided below is divided into two categories.
The first category represents proposed changes for which there is a firm commitment. The second category represents changes that will depend on the underlying facts provided by taxpayers and other interested parties. Public comments will generally be solicited with respect to the latter category.

PROPOSED CHANGES - INDIVIDUALS

o     FOREIGN INHERITED ASSETS: No rules exist for determining the base cost of foreign- located assets received as an inheritance from a foreign estate.
      Foreign assets received in this manner should generally enter the South
      African tax jurisdiction at market value.

o     FRINGE BENEFIT TAXATION OF EMPLOYEE-RESIDENTIAL ACCOMMODATION: Employees
      receiving free or discounted residential accommodation are subject to fringe benefit taxation. This form of fringe benefit taxation is based on a formula, which is partly based on prior-year salary less R20 000. The
      R20 000 amount will be doubled to R40 000.

o     TRAVEL BENEFITS FOR EMPLOYEES ENGAGED IN THE TRANSPORT BUSINESS:
      Cross-border travel benefits up to R500 for transport business employees are not subject to fringe benefit taxation. This R500 monetary cap rule will be deleted as obsolete.

o     BURSARIES FOR EMPLOYEE RELATIVES: Under current law, low-income employees can receive an annual tax-free bursary of up to R2 000 for their relatives. It is questionable whether this form of bursary operates as an effective means for subsidising lower- income education, thereby requiring reconsideration or adjustment.

20 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

o     SUBSISTENCE EXPENDITURE FOR FOREIGN TRAVEL: Employees who travel abroad on business may receive a subsistence allowance to cover meals and incidental expenses. In order to reduce record keeping in calculating the taxable portion of the allowance, provision is made for an amount which is deemed to have been spent for each day during which the employee is away from his or her usual place of residence. This amount is not a fair reflection of the actual expenses likely to be incurred in all countries, especially neighbouring countries. Consideration will be given to fixing amounts per country that are more closely aligned with the actual costs likely to be incurred for the 2006/07 tax year.

PROPOSED CHANGES - BUSINESS

o     VESTING OF AMOUNTS BY TRUST: Depreciable assets are subject to potential capital gain treatment and recoupment of the prior depreciation benefit when sold. However, some have argued that the current rules create a possible mismatch between the granting of depreciation and recoupment on disposal by a trust. This potential anomaly will be rectified.

o     COLLECTIVE INVESTMENT SCHEME UNIT/SHARE BUY-BACKS: The tax system treats certain gains as a dividend when a company enters into a buy-back of its own shares. While this tax principle is fundamentally sound for standard companies, dividend treatment could under certain circumstances be inappropriate with respect to collective investment schemes (i.e. deemed companies for tax purposes). It is proposed that dividend treatment be clarified by way of legislative amendment or interpretation.

o     DIVIDEND-INTEREST SWAPS INVOLVING COLLECTIVE INVESTMENT SCHEMES: The act
      contains anti-avoidance rules to prevent the swap of tax-free dividends and other taxable income. It has come to the attention of SARS that certain collective investment schemes are designing yet another set of arrangements that allow for the conversion of taxable income in favour of tax-free dividends for investors. Legislation will be proposed to ensure that the current anti-avoidance rules effectively encompass these arrangements.

o     GRANT FUNDS USED TO PURCHASE DEPRECIABLE PROPERTY: In 2005, Government
      enacted a regulatory framework for exempting Government grants from income tax. At issue is the next step - the use of tax-free Government grants.
      Proposed legislation will address the entitlement to depreciation for depreciable assets acquired with tax-free grants.

o     INSTALMENT SALES INVOLVING MINING PROPERTY: Taxpayers disposing of mining property must treat the disposal as occurring at an "effective value"
      determined by the Department of Minerals and Energy. It is uncertain how this rule applies when the consideration received on sale is payable in instalments that cannot be quantified with any real certainty (e.g.
      dependent on future profits), especially in light of the new rules that defer taxation of unquantifiable payments. This uncertainty will be clarified.

o     LEASEHOLD IMPROVEMENTS: The deductibility of leasehold improvements on
      Government land was previously addressed in the context of public-private partnerships. This issue is now creating difficulties in terms of other
      Government- sponsored projects, thereby requiring remedial legislation.

                                                Budget Tax Proposals 2006/7 | 21

o     ARTIFICIAL REPURCHASE TRANSACTIONS: Repurchase schemes have been identified that attempt to deduct amounts that economically represent loan capital. These schemes are based on the spurious argument that the payments at issue are "manufactured interest" (as opposed to interest) and that a rule against double deduction or inclusion exists only for the latter (although both are taken into account in determining the accrual of interest). It is accordingly proposed that the tax rules for repurchase schemes be revisited to eliminate any of these arguments.

o     SETA GRANTS: Under present law, taxpayers are arguably eligible for a double tax benefit under the SETA regime. While taxpayers should be able to deduct the initial payment for SETA participation, payout of the SETA funds to a taxpayer should be a tax-neutral event (be included as income when the payout is received, and amounts incurred in respect of employee training should be deductible). This potential anomaly will be rectified.

o     REMOVAL OF ALLOWANCE FOR GENERAL EMPLOYEE HOUSING: The act has
      historically allowed for special depreciation allowances for employee housing. While a case can be made for the continued use of employee housing allowances in terms of mining and farming employees, special depreciation allowances for other forms of employee housing should be deleted to the extent these allowances are no longer of practical use.

o     COMPANY FORMATIONS: A taxpayer that disposes of shares shortly after receiving those shares in a tax-free company formation may be forced to treat the gain on those shares as ordinary revenue if the taxpayer transferred mainly ordinary revenue assets to the company pursuant to the tax-free company formation. While this treatment is designed to prevent taxpayers from artificially converting ordinary revenue assets into capital shares, the level of gain triggered on the disposal of the shares may be excessive given the overall construct of the corporate reorganisation regime. It is proposed that this gain be limited to the gain existing at the time of company formation.

o     SHARE-FOR-SHARE ACQUISITIONS: Share-for-share company acquisitions can be tax-free under certain conditions. One condition is that the acquiring company must obtain meaningful ownership over the target company's shares.
      In the case of listed target companies, this acquisition of meaningful ownership can occur over 90 days, whereas unlisted companies must satisfy this level of ownership on the day of acquisition. It is proposed that the
      90-day period should be made available for unlisted company acquisitions as well.

o     REDUCTION OF BASE COST TO PREVENT DOUBLE BENEFITS: Taxpayers generally receive base cost for expenditure incurred with respect to an asset unless that expenditure was already accounted for (e.g. already deducted). This exception properly prevents any double counting for expenditure incurred.
      However, it appears that this rule against double counting applies even if the prior benefit was denied (e.g. as reduction of assessed loss upon creditor cancellation of debt). This anomaly will be rectified.

o     DENIAL OF DOUBLE DEDUCTIONS: Taxpayers cannot claim double deductions for the same underlying expenditure or loss. It is argued by some that this rule against double deductions does not apply if the deductions claimed occur in different years. The law will accordingly be clarified to the extent necessary.

22 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

o     RECOUPMENTS FOR DIVIDENDS AND DONATIONS: Disposals of depreciable assets trigger recoupment, including the disposal of these assets by way of a dividend or donation. However, in the case of a dividend or donation, the rules often do not trigger appropriate results. For instance, the recoupment equals the market value of the asset donated or distributed, not just the portion representing prior depreciation. Transfers for consideration below market value should also be treated as donations to the extent of the discount, even if not viewed as donations under case law.

o     FOREIGN COMPANIES AND THE "CONNECTED PERSON" TEST: The act contains a number of anti-avoidance rules to prevent schemes between connected persons. In some circumstances, the term "connected person" arguably is only determined with reference to domestic companies. This situation will be corrected.

CHANGES DEPENDENT UPON AVAILABLE FACTS - INDIVIDUALS

o     MEDICAL ADJUSTMENTS: The revised tax system for medical scheme contributions and other medical expenses will take effect as of 1 March
      2006. Operational implementation of this new system may generate the need for ongoing adjustments to ensure a smooth transition. Consideration will also be given to introducing a higher cap for adult dependants and a lower cap for child dependants instead of the current caps.

o     SHARE OPTIONS: In 2004, Government substantially revised the tax treatment of share options to prevent executives and other high-income employees from receiving tax preferences for consideration that effectively represents deferred salary. The myriad of share option schemes continues to generate issues that require ongoing minor legislative adjustments. One form of share option scheme already identified involves unlisted companies with a repurchase price based on a formula using weighted average earnings rather than market value.

o     REDISTRIBUTION AGREEMENTS: Assets transferred upon death trigger capital gains tax unless the assets are transferred to a spouse. Potential unfairness arises when a spouse enters into a redistribution agreement that swaps unwanted inherited assets with those inherited by another family member. The problem is that the capital gains tax is typically triggered on the swap, even though no gain would have arisen had the spouse received the desired asset directly as an inheritance.

CHANGES DEPENDENT UPON AVAILABLE FACTS - BUSINESS

o     Post-retirement medical coverage: Many employers provide post-retirement medical coverage to former employees that must be fully reflected for financial reporting purposes as a future financial liability. Corporations are accordingly exploring options that will limit this impact. The viability of some options may require regulatory and ancillary tax changes.

o     CONTROLLED FOREIGN COMPANIES (CFCS): In 1997, Government enacted the CFC regime for South African-controlled foreign companies as a necessary adjunct to the relaxation of exchange controls, and expanded it with the move to worldwide taxation for South

                                                Budget Tax Proposals 2006/7 | 23

      African residents. These rules require a careful balance between capital export neutrality (i.e. equal tax treatment for all South African-owned operations) and the opposing need for international competitiveness. While a number of adjustments have already taken place since the introduction of the CFC regime to account for practical realities, it appears that some anomalies remain. Any changes envisioned will not deviate from the core philosophy of the CFC rules developed over the past few years. The list of issues requiring possible further examination includes:

      -     Treatment of certain CFC mobile businesses as qualifying business establishments

      -     Treatment of royalties that are central to core active CFC business operations

      -     Offshore business operations that are subject to the CFC
            diversionary rules even though the CFC's activities represent no threat to the South African tax base

      -     Taxation of a CFC business operating in multiple countries within a single economic market

      -     Clarification of the "country of residence" concept.

o     CFC CURRENCY ANOMALY: A longstanding policy position has been taken to tax liquid portfolio currency gains regardless of whether those gains exist in the hands of a South African resident or a CFC. It appears that a technical problem may exist that prevents this desired taxation of CFC liquid portfolio currency gains. This technical problem will be corrected as necessary.

o     FINANCIAL INSTRUMENT HOLDING COMPANIES: Preferential tax treatment is unavailable for the restructuring of companies owning mainly financial instruments. For purposes of this test, financial instruments with a tax cost equal to market value are ignored because these assets do not contain any built-in gain or loss that could benefit from the preferential tax treatment of the company restructuring rules. Concerns have been raised that other financial instruments posing little threat to the fiscus count against a tax preferred company restructuring.

o     CROSS-ISSUES: If a company issues shares in exchange for assets, the company is not subject to capital gains tax and normally obtains a base cost in the assets received equal to their market value. However, current law specifically provides for a zero base cost result if two companies issue their own shares in exchange for one another. A similar zero base cost result exists for debt. While sound reasons exist for the zero base cost approach, some have questioned whether this approach is too rigid, especially given the need for cross-issues as a means of satisfying other
      Government regulatory requirements.

o     MINORITY SHARES: Share-for-share transactions, amalgamations and other company acquisitions sometimes create situations in which minority shareholders are forced to exchange their shares. This forced exchange may trigger tax if the minority shareholders fail to satisfy certain technical requirements (i.e. the requirement to hold a 20 per cent share interest in the acquiring company). Consideration will be given to relaxing these requirements in limited circumstances, depending in part on whether this relaxation can be achieved without violating the integrity of the overall corporate restructuring regime.

24 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

o     CAPITAL GAINS TAX IMPLEMENTATION DATE ISSUES: Problems may continue to arise around the 1 October implementation date for calculating capital gains and losses. As in prior years, these issues will be addressed based on the strength of the underlying facts presented.

o     SECONDARY TAX ON COMPANIES (STC) ANTI-AVOIDANCE: Corporate distributions to shareholders are subject to a 12,5 per cent STC charge when those distributions represent underlying profits. Corporate distributions that fail to represent profits can be distributed free of STC. In 2005,
      Government identified schemes seeking to avoid the STC by artificially separating distributions from profits. This separation typically was achieved through the corporate restructuring rules, especially the rules allowing for the tax-free transfer of assets within a group of companies.
      These schemes were most acute in terms of distributions involving foreign shares that also benefited from the participation exemption from the capital gains tax. While Government sought to close the latter set of schemes, additional legislation may be required to overcome further attempts to circumvent the STC. Otherwise, more comprehensive changes to the STC will be held back until finalisation of corporate law reform undertaken by the Department of Trade and Industry.

o     SUBSIDIARY DISTRIBUTIONS OF PARENT COMPANY SHARES: In 2005, Government
      introduced a rule to neutralise transactions that sought to avoid STC by having a subsidiary distribute the shares of its parent company as a dividend. It appears that this anti- avoidance rule did not cover all eventualities, thereby requiring further possible legislation.

Value-Added Tax Act (1991)

o     CREDITS FOR EXCESS CONSIDERATION: Taxpayers fail to account for VAT on amounts received that are in excess of invoice value. Consideration will be given to clarifying the imposition of VAT on the excess received as well as allowing input credits when the excess is refunded.

o     IRRECOVERABLE DEBTS: Vendors who purchase goods or services must reverse any input credits claimed if the vendor ultimately fails to make payment within a 12-month period. In order to ensure that output tax is properly accounted for, provision must be made to shorten the period of reversal if vendors deregister within the 12-month period.

o     BARE DOMINIUM FINANCING STRUCTURES: Vendors may not claim inputs for exempt supplies. However, certain taxpayers are entering into bare dominium structures designed to disguise actual financial services as rental payments, thereby misusing the statutory exception to the financial services definition. As a result, input credits are claimed even though no subsequent taxable supply is made. The VAT implications will accordingly be clarified either by legislative amendment or interpretation.

o     INDUSTRIAL DEVELOPMENT ZONES (IDZS): Government created IDZs to encourage the development of trade as well as to stimulate foreign and local investment in particular areas. Consistent with this philosophy, current
      VAT legislation generally provides that the supply of goods and services into a Customs Controlled Area (CCA) within an IDZ will be zero-rated.
      However, this zero-rating needs to be limited so that it does not apply

                                                Budget Tax Proposals 2006/7 | 25

      to goods or services artificially routed through the CCA or to goods or services that are not economically used, consumed or transformed in the
      CCA.

o     ENTERTAINMENT FOR INDEPENDENT CONTRACTORS: Vendors cannot claim inputs for entertainment expenses, except in limited circumstances (such as personal subsistence in the case of overnight business travel for employees).
      Certain taxpayers are putting forth a case for expanding these exceptions to include comparable expenses for independent contractors. Consideration of expanding relief to this form of entertainment will depend on the facts presented.

o     IMPORTED SERVICES: Imported services are subject to VAT at the standard rate. The relevant imported services provisions will be reviewed so that this policy is fully maintained.

o     DOCUMENTARY EVIDENCE FOR ZERO-RATED EXPORTS: Vendors receive zero-rated treatment for exports only upon documentary proof acceptable to the
      Commissioner. This requirement will be upgraded to permit the Commissioner to prescribe the documentary proof required.

o     DOCUMENTARY PROOF FOR DEEMED INPUTS: Vendors must be in possession of prescribed documents to claim input credits. However, as a practical matter, vendors cannot be in possession of these documents if the supply giving rise to the credits is a legislatively "deemed supply". The provisions relating to these documentary requirements will be remedied.

o     ADDITIONAL ASSESSMENTS: The VAT Act provides SARS with the authority to issue one assessment. It is proposed that SARS be given the authority to issue additional assessments to the extent that further controversies subsequently arise. This authority to issue additional assessments will be akin to the authority SARS currently has in issuing additional assessments in terms of the Income Tax Act.

Customs and Excise Act (1964)

o     GENERAL DUTIES AND POWERS OF OFFICERS: As part of its effort to promote information sharing, SARS is seeking to enhance its exchange of information with other customs administrations, especially in terms of mutual assistance agreements. This enhancement will require a refinement of the relevant sections.

o     BIODIESEL: Operational implementation of the biodiesel fuel rebate may need further adjustments to ensure smooth operation. Amendments will be made accordingly to the extent required.

o     SECURITY SEALS: SARS officials may under general provisions apply security seals. In order to facilitate compliance and service delivery, consideration will be given to introducing specific provisions for the application of seals by SARS and by other parties (e.g. external economic and logistic operators in the safeguarding of goods in transit).

o     LICENSING: Legislative changes will be made to provide for the licensing of all port, terminal and similar operations (whether private or public)
      to achieve more effective customs control.

                                                26 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

o     INTERNATIONAL AGREEMENTS: South Africa has acceded to certain annexures of the Convention on Temporary Admission (Istanbul Convention) with possible further accessions to follow. This accession will require conforming amendments under domestic law. Other conforming amendments will be required under domestic law in light of the International Trade
      Administration Act (2002) as well as certain standards contained in the
      Marrakesh Agreement.

o     REBATES OF EXCISE DUTIES: Legal changes may be required as the review of
      Schedule No. 6 is now complete.

o     RECORD KEEPING: The act is outmoded in terms of its private record keeping requirements. The act will accordingly be aligned with other tax acts, all of which provide for a five-year retention period for records.

o     SERVICE OF NOTICES: The act is outmoded in terms of its administrative processes for the service of notice requirements. Consideration will accordingly be given to alignment of the act with the Income Tax Act and the Admiralty Jurisdiction Regulation Act (1983).

o     LARGE-SCALE SCANNER: The first mobile, state-of-the-art, large-scale scanner is likely to be commissioned in the third quarter of 2006 with further scanners to follow. Legislative amendments to support the effective use of such scanners will be required.

o     ELECTRONIC COMMUNICATION: Large clearing and forwarding houses, importers, carriers and other supply chain participants will be required to communicate electronically with SARS to facilitate risk management, reduce error rates and speed up processing.

Other taxes, duties and charges

o     UNCERTIFICATED SECURITIES TAX IMPOSED ON LISTED COLLECTIVE INVESTMENT
      SCHEMES: Listed collective investment schemes (e.g. index funds)
      potentially face double charges in terms of the uncertificated securities tax - one at the collective investment scheme level and another at the level of the holders of participatory interests (unit holders). This potential double charge is inconsistent with the treatment of unlisted collective investment schemes, which are subject to only one level of comparable charges at the collective investment scheme level.

o     TRANSFER DUTY UPON DIVORCE: The transfer of real estate upon divorce is subject to transfer duty unless the marriage was in community of property.
      Transfer duty relief should in principle be extended to transfers arising from all types of unions.

o     COLLECTING ESTATE DUTY ON PROPERTY FALLING OUTSIDE THE FORMAL ESTATE
      PROCESS: According to a recent court decision, SARS may not collect estate duty from an executor in respect of property subject to estate duty but not directly under the control of the executor. This decision puts SARS at a severe disadvantage in terms of collecting estate duty for property of this kind. Legislation will be enacted to provide SARS with the right to appoint collecting agents for property of this kind.

o     UNEMPLOYMENT INSURANCE CONTRIBUTIONS: Government has been working to resolve certain anomalies between the Unemployment Insurance Contributions
      Act (2002) and the Unemployment Insurance Act (2001) for over two years.
      Of concern is the fact that certain parties are seemingly required to contribute even though they lack the potential

                                                Budget Tax Proposals 2006/7 | 27

      of fully receiving benefits. Given recent progress, this matter should be resolved within the coming fiscal year.

SARS general administration

o     De minimis payments and refunds: The payment of small amounts of tax or payout of small refunds often costs taxpayers or SARS more in administration costs than the actual amount paid or refunded. The rules for dealing with these de minimis payments or refunds vary among the different tax acts. It is proposed that these de minimis rules be aligned and that the SARS Commissioner be given authority to set and adjust the numerical de minimis thresholds as required.

o     SARS power to collect third party income tax data: In addition to some general powers, the Income Tax Act contains a variety of specific provisions allowing for certain types of third party data requests. This use of specific provisions is antiquated and the SARS Commissioner should instead be given the freedom of more general powers to request relevant third party data as needed.

o     Reportable arrangements: Government previously introduced an enhanced reporting regime for transactions that are likely to entail a high-risk of tax avoidance. This regime is intended to act as a supplement to the general anti-avoidance rule highlighted in Chapter 4 but has unfortunately not generated the desired level of reporting. This regime will accordingly be adjusted to achieve its objective.

o     National Treasury access to public entity data: The National Treasury currently has access to taxpayer data for tax policy design and revenue estimation. This limited access is insufficient in the case of public entities given National Treasury's role in appropriating funds. The
      National Treasury should accordingly be given access to individual taxpayer data to the extent the taxpayer involved is subject to the Public
      Finance Management Act (1999) and the Municipal Finance Management Act
      (2003).

TECHNICAL CORRECTIONS

In addition to the miscellaneous amendments above, the 2006 legislation will contain technical corrections. These technical corrections will address typing and grammatical issues, incorrect or misleading headings or definitions, misplaced cross-references, differences between the English and Afrikaans text, obsolete provisions (e.g., updating tax acts in light of other non-tax legislative changes), incorporation of regulations into law and problems relating to effective dates. These technical corrections may also occasionally include changes to legislation clearly at odds with legislative intent as well as obvious ambiguities and omissions, especially in terms of legislation promulgated since 2005. These changes are not intended to have any meaningful revenue impact or represent any change in policy. Technical corrections will be made during the upcoming year only as time permits.

28 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

INTERNATIONAL TAX AGREEMENTS

International tax agreements are important for encouraging investment and trade flows between countries.

In 2005/06, considerable progress was once again made in reaching agreements with other countries for the avoidance of double taxation and the prevention of fiscal evasion. The present position is as follows:

o     Comprehensive agreements (57) are in force with Algeria, Australia,
      Austria, Belarus, Belgium, Botswana, Bulgaria, Canada, Croatia, Cyprus,
      the Czech Republic, Denmark, Egypt, Ethiopia, Finland, France, Germany,
      Greece, Hungary, India, Indonesia, Iran, Ireland, Israel, Italy, Japan,
      Korea, Lesotho, Luxembourg, Malawi, Malta, Mauritius, Namibia, the
      Netherlands, New Zealand, Norway, Oman, Pakistan, the People's Republic of
      China, Poland, Romania, the Russian Federation, the Seychelles, Singapore,
      the Slovak Republic, Swaziland, Sweden, Switzerland, Taiwan, Thailand,
      Tunisia, Uganda, Ukraine, the United Kingdom, the United States of
      America, Zambia and Zimbabwe. An older agreement with the United Kingdom
      (1946) applies also to Grenada and Sierra Leone.

o     Comprehensive agreements (9) have been ratified with Brazil, the
      Democratic Republic of Congo, Gabon, Ghana, Kuwait, Malaysia, Nigeria,
      Rwanda and Turkey.

o     Comprehensive agreements (2) have been signed but not ratified with the
      Netherlands (renegotiated) and Tanzania.

o     New comprehensive agreements (16) are in the process of negotiation or are being finalised with Bangladesh, Chile, Cuba, Estonia, Latvia, Lithuania,
      Morocco, Mozambique, Portugal, Qatar, Saudi Arabia, Serbia and Montenegro,
      Spain, Sri Lanka, the United Arab Emirates and Vietnam.

o     Old comprehensive agreements (6) are in the process of renegotiation, signing or ratification with Germany, Malawi, Namibia, Switzerland, Zambia and Zimbabwe. Where agreements are being renegotiated, the existing agreements remain effective until the new agreements enter into force.

o     Limited sea and air transport agreements (3) are in force with Brazil,
      Portugal and Spain.

Further information on the status of the agreements is available on the SARS website (www.sars.gov.za) under Legislation/International Treaties.

AGREEMENTS FOR MUTUAL ADMINISTRATIVE
ASSISTANCE BETWEEN CUSTOMS ADMINISTRATIONS

Agreements covering all aspects of assistance, including exchange of information, technical assistance, surveillance, investigations and visits by officials are as follows:

o     Agreements (6) are in force with Algeria, France, Mozambique, the
      Netherlands, the United Kingdom and the United States of America.

o     Agreements (2) have been ratified by South Africa with the Czech Republic and Zambia.

                                                Budget Tax Proposals 2006/7 | 29

o     Agreements (3) have been signed but not ratified with the Democratic
      Republic of Congo, Norway and Turkey.

o     Agreements (9) are in the process of negotiation or are being finalised with Angola, Brazil, Iran, Israel, Malawi, Nigeria, Tanzania, Uganda and
      Zimbabwe.

AGREEMENTS FOR MUTUAL AND TECHNICAL
ASSISTANCE IN RESPECT OF VALUE-ADDED TAX

Agreements (6) are in the process of negotiation or are being finalised with
Botswana, Lesotho, Malawi, Namibia, Swaziland and Zimbabwe.

SUMMARY OF THE EFFECTS OF THE 2006 BUDGET
TAX PROPOSALS

The 2006 tax proposals are designed to stimulate business, investment, innovation, economic growth, home ownership and skills development, while concurrently improving the equity and efficiency of the tax system.

--------------------------------------------------------------------------------
                                                                      EFFECT OF
R MILLION                                                         TAX PROPOSALS
--------------------------------------------------------------------------------
TAXES ON INDIVIDUALS AND COMPANIES                                     (14,925)
--------------------------------------------------------------------------------
PERSONAL INCOME TAX                                                    (12,125)
Adjust personal income tax rate structure                              (13,500)
Increase in interest and dividend exemption under 65 years                 (50)
Increase in interest and dividend exemption 65 years and over              (45)
Increase thresholds for learnership allowances                             (80)
Increase PAYE withholding rate on motor allowances and
fringe benefit on company cars                                           1,370
Capping of medical scheme contributions                                    180
--------------------------------------------------------------------------------
CORPORATE INCOME TAX                                                    (2,400)
Reduction in retirement fund tax                                        (2,400)
--------------------------------------------------------------------------------
SMALL BUSINESS TAX RELIEF                                                 (400)
--------------------------------------------------------------------------------
TAXES ON PROPERTY                                                       (4,540)
Increase thresholds of donations tax and estate duty                       (40)
Adjust table for transfer duties                                        (4,500)
--------------------------------------------------------------------------------
STAMP DUTIES                                                               (10)
Increase threshold exemption for stamp duties on leases                    (10)
--------------------------------------------------------------------------------
TAXES ON GOODS AND SERVICES                                                348
Increase in duties on alcohol                                              725
Increase in duties on tobacco products (52% incidence)                     645
Abolish ad valorem excise duties on certain products                       (22)
Zero rating of municipal property rates                                 (1,000)
--------------------------------------------------------------------------------
BUDGET 2006/07 PROPOSALS                                               (19,127)
--------------------------------------------------------------------------------

30 | Budget Tax Proposals 2006/7

                                                                     BUDGET 2006

                                     2006/7
                              Budget Tax Proposals

                                                     Budget Tax Proposals 2006/7

                                   [LOGO] SARS
                          Legal and Policy: Legislation
                299 Bronkhorst Street, Nieuw Muckleneuk, Pretoria
                            PO Box 402, Pretoria 0001

                                                                     BUDGET 2006

                               [GRAPHIC OMITTED]

                                                                          2006/7
                                                                BUDGET Tax Guide
                                           -------------------------------------
                                           A synopsis of the most important tax,
                                           duty and levy related information for
                                                             the 2006/7 tax year

BUDGET HIGHLIGHTS

o    R19,1 billion total tax relief

o    R13,5 billion individual income tax rate relief

o    Tax amnesty for small business

o    Retirement fund tax halved

o    Regional Service Council levies abolished

o    Transfer duty significantly reduced

                                                                     [LOGO] SARS
                                                                 AT YOUR SERVICE

2006/7
TAX, DUTY AND LEVY INFORMATION
--------------------------------------------------------------------------------

INCOME TAX: INDIVIDUALS AND TRUSTS
Tax rates (year of assessment ending 28 February 2007)

Individuals and special trusts

TAXABLE INCOME (R)                                  RATES OF TAX (R)
--------------------------------------------------------------------------------
  0 - 100 000                              18% of each R1
  100 001 - 160 000      18 000 + 25%      of the amount above    100 000
  160 001 - 220 000      33 000 + 30%      of the amount above    160 000
  220 001 - 300 000      51 000 + 35%      of the amount above    220 000
  300 001 - 400 000      79 000 + 38%      of the amount above    300 000
  400 001 and above      117 000 + 40%     of the amount above    400 000

Trusts other than special trusts
RATE OF TAX                           40%

Tax Rebates
REBATES                               R
Primary                              7 200
Additional (Persons 65 and older)    4 500

Tax Thresholds

AGE                              TAX THRESHOLD (R)
Below age 65                         40 000
Age 65 and over                      65 000

Provisional Tax

A provisional taxpayer is any person who earns income other than remuneration or an allowance or advance payable by the person's principal. The following individuals are exempt from the payment of provisional tax -

o  Individuals below the age of 65 who do not carry on a business and whose taxable income -

   -  will not exceed the tax threshold for the tax year; or

   -  from interest, dividends and rental will be R10 000 or less for the tax year.

o  Individuals age 65 and older if their annual taxable income -

   -  consists exclusively of remuneration, interest, dividends or rent from the lease of fixed property; and

   -  is R80 000 or less for the tax year.

Foreign Dividends
Most dividends received by individuals from foreign entities are taxable.

EXEMPTIONS
INTEREST AND DIVIDENDS

o  Interest and dividends earned by any natural person under 65 years of age, up to R16 500 per annum, and persons 65 and older, up to R24 500 per annum, are exempt from taxation. Foreign interest and foreign dividends are only exempt up to R2 500 out of the total exemption.

o  Interest is exempt where earned by non-residents who are absent from South
   Africa for 183 days or more per annum and who are not carrying on business in
   South Africa.

Deductions
CURRENT PENSION FUND CONTRIBUTIONS

The greater of -

o  7.5% of remuneration from retirement funding employment, or

o  R1 750.

Any excess may not be carried forward to the following year of assessment.

ARREAR PENSIONS FUND CONTRIBUTIONS

Maximum of R1 800 per annum. Any excess over R1 800 may be carried forward to the following year of assessment.

CURRENT RETIREMENT ANNUITY FUND CONTRIBUTIONS

The greater of -

o  15% of taxable income other than from retirement funding employment, or

o  R3 500 less current deductions to a pension fund, or

o  R1 750.

Any excess may be carried forward to the following year of assessment.

ARREAR RETIREMENT ANNUITY FUND CONTRIBUTIONS

Maximum of R1 800 per annum. Any excess over R1 800 may be carried forward to the following year of assessment.

Medical and physical disability expenses

o  Taxpayers 65 and older may claim all qualifying expenditure

o  Taxpayers under 65 are not taxed on, or may deduct, contributions to medical schemes up to R500 for each of the first two persons covered under a medical scheme (taxpayer and one dependant) and R300 for each additional dependant.
   In addition they can claim a deduction for medical scheme contributions above the caps and any other medical expenses to the extent the total exceeds 7,5%
   of taxable income.

o  Taxpayers under 65 may claim all qualifying medical expenses, where the taxpayer or the taxpayer's spouse or child is a handicapped person.

Donations

Deductions in respect of donations to certain public benefit organisations are limited to 5% of taxable income before deducting medical expenses.

Allowances

SUBSISTENCE ALLOWANCES AND ADVANCES

Where the recipient is obliged to spend at least one night away from his/her usual place of residence on business and the accommodation to which that allowance or advance relates is in the Republic and the allowance or advance is paid or granted to pay for -

o  meals and incidental costs, an amount of R196 per day is deemed to have been expended;

o  incidental costs only, an amount of R60 for each day is deemed to have been expended

Where the accommodation to which that allowance or advance relates is outside the Republic, an amount equal to US$190 per day is deemed to have been expended.
(These daily rates were fixed for the 2005/6 tax year and are subject to change)

TRAVELLING ALLOWANCE

Rates per kilometre which may be used in determining the allowable deduction for business-travel, where no records of actual costs are kept.

VALUE OF THE VEHICLE       FIXED COST         FUEL COST       MAINTENANCE
(INCLUDING VAT)(R)         (R P.A.)            (C/KM)         COST (C/KM)
--------------------------------------------------------------------------------
      0 -  40 000           15 364              47.3             22.5
 40 001 -  60 000           20 910              49.4             26.2
 60 001 -  80 000           25 979              49.4             26.2
 80 001 - 100 000           31 513              54.8             30.5
100 001 - 120 000           36 978              54.8             30.5
120 001 - 140 000           41 771              54.8             30.5
140 001 - 160 000           47 512              57.2             39.8
160 001 - 180 000           52 629              57.2             39.8
180 001 - 200 000           58 334              65.9             43.8
200 001 - 220 000           64 591              65.9             43.8
220 001 - 240 000           69 072              65.9             43.8
240 001 - 260 000           74 777              65.9             43.8
260 001 - 280 000           79 918              69.3             52.5
280 001 - 300 000           85 440              69.3             52.5
300 001 - 320 000           88 793              69.3             52.5
320 001 - 340 000           95 218              69.3             52.5
340 001 - 360 000           100 011             77.1             68.0
exceeding 360 000           100 011             77.1             68.0
--------------------------------------------------------------------------------

NOTE: The fixed cost must be reduced on a pro-rata basis if the vehicle is used for business purposes for less than a full year.

Of the actual distance travelled during a tax year, in the absence of a log book, it is deemed that the first 18 000 kilometres are travelled for private purposes and the balance, but not exceeding 14 000 kilometres, are travelled for business purposes.

60% of the travelling allowance must be included in the employee's remuneration for the purposes of calculating PAYE.

ALTERNATIVELY:

o  Where the distance travelled for business purposes does not exceed 8 000 kilometres per annum, no tax is payable on an allowance paid by an employer to an employee, up to the rate of 246 cents per kilometre regardless of the value of the vehicle.

o  This alternative is not available if other compensation in the form of an allowance or reimbursement is received from the employer in respect of the vehicle.

OTHER DEDUCTIONS

Other than the deductions set out above an individual may only claim deductions against employment income or allowances in limited specified situations, e.g.
bad debt in respect of salary and premiums on certain income protection policies.

Fringe Benefits

EMPLOYER-OWNED VEHICLES

o  The taxable value is 2,5% of the determined value (usually the cash cost excluding VAT) per month. Where a second (and further) vehicle is made available to an employee or his family, and the vehicle is not used primarily for business purposes, the benefit is 2,5% per month on the vehicle with the highest value and 4% per month on the other vehicle(s).

o  Where the employee bears the cost of all fuel used for the purposes of the private use of the vehicle (including travelling between the employee's place of residence and his/her place of employment) the monthly percentage to be applied is reduced by 0,22 percentage points.

o  If the employee bears the full cost of maintaining the vehicle (including the cost of repairs, servicing, lubrication and tyres) the monthly percentage to be applied is reduced by 0,18 percentage points.

INTEREST-FREE OR LOW-INTEREST LOANS

The difference between interest charged at the official rate (8% from 1
September 2005) and the actual amount of interest charged, is to be included in gross income.

RESIDENTIAL ACCOMMODATION

The fringe benefit to be included in gross income is the greater of the benefit calculated by applying a prescribed formula or the cost to the employer

The formula will apply if the accommodation is owned by the employer, or an associated institution in relation to the employer, or under certain limited circumstances where it is not owned by the employer.

INCOME TAX: COMPANIES

Financial years ending on any date between 1 April 2006 and 31 March 2007

TYPE                                                                RATE OF TAX
--------------------------------------------------------------------------------
Companies                                                               29%
--------------------------------------------------------------------------------
Small business corporations
R0 - R40 000                                                             0%
--------------------------------------------------------------------------------
R40 001 - R300 000                                                      10%
--------------------------------------------------------------------------------
R300 001 and above                                                      29%
--------------------------------------------------------------------------------
Employment companies                                                    34%
--------------------------------------------------------------------------------
Foreign resident companies which trade in
South Africa through a branch or agency                                 34%
--------------------------------------------------------------------------------
Secondary tax on companies (STC) on dividends
declared after being reduced by dividends receivable
during a dividend cycle (South African branches
of foreign resident companies are exempt from STC)                    12.5%
--------------------------------------------------------------------------------
Tax on retirement funds Gross interest,
net rental and foreign dividend income of
retirement funds (pension, provident, retirement
annuity funds and untaxed policy holder funds
of long-term assurance companies)                                        9%
--------------------------------------------------------------------------------

RESIDENCE BASIS OF TAXATION

Residents are taxed on their worldwide income, subject to certain exclusions.
Foreign taxes on that income are allowed as a credit against South African tax payable. This is applicable to individuals, companies, close corporations and trusts.

TAXATION OF CAPITAL GAINS

Capital gains on the disposal of assets are included in taxable income. MAXIMUM
EFFECTIVE RATE OF TAX:

Individuals                                   10%
Companies                                   14.5%
Trusts                                        20%

Events that trigger a disposal include a sale, donation, exchange, loss, death and emigration.

The following are some of the specific exclusions:

o  R1,5 million gain/loss on the disposal of a primary residence

o  most personal use assets

o  retirement benefits

o  payments in respect of original long-term insurance policies

o  annual exclusion of R12 500 capital gain or capital loss is granted to individuals and special trusts

o  instead of the annual exclusion, the exclusion granted to individuals is R60
   000 during the year of death.

OTHER TAXES DUTIES AND LEVIES

Transfer Duty

Transfer duty is payable at the following rate on transactions which are not subject to VAT -

o  Acquisition of property by natural persons:

VALUE OF PROPERTY (R)                         RATE
--------------------------------------------------------------------------------
0 - 500 000                                     0%
--------------------------------------------------------------------------------
500 001 - 1 000 000             5% of the value above R500 000
--------------------------------------------------------------------------------
1 000 001 and above     R25 000 + 8% of the value exceeding R1 000 000
--------------------------------------------------------------------------------

o  Acquisition of property by persons other than natural persons: - 8% of the value

Estate Duty

Estate duty is levied at a flat rate of 20% on all property of residents and
South African property of non-residents. A basic deduction of R2.5 million is allowed in the determination of an estate's liability for estate duty as well as deductions for liabilities, bequests to public benefit organisations and property accruing to surviving spouses.

Donations Tax

o  Donations tax is levied at a flat rate of 20% on the value of property donated.

o  The first R50 000 of property donated in each year by a natural person is exempt from donations tax.

o  In the case of a taxpayer who is not a natural person, the exempt donations are limited to casual gifts not exceeding R10 000 per annum in total.

o  Dispositions between spouses, and donations to certain public benefit organisations are exempt from donations tax.

Stamp Duty

Stamp duty is imposed on -

o  Lease agreements of fixed property (exemption for agreements where the duty is less than R500)

o  Registration of transfer and cancellation of unlisted marketable securities
   (exemption for interest-bearing securities)

Uncertificated Securities Tax

The tax is imposed at a rate of a (1)/4 of a per cent on a change in beneficial ownership (including cancellation) of listed securities which are not interest-bearing.

Tax on International Air Travel

R120 per passenger departing on international flights excluding flights to SACU countries, in which case the tax is R60.

Skills Development Levy

A skills development levy is payable by employers at a rate of 1% of the total remuneration paid to employees. Employers paying annual remuneration of less than R500 000 are exempt from the payment of Skills Development Levies.

Unemployment Insurance Contributions

Unemployment Insurance Fund contributions are payable monthly by employers on the basis of a contribution of 1 per cent by employers and 1 per cent by employees, based on employees' remuneration below a certain amount. Employers not registered for PAYE or SDL purposes must pay the contributions to the
Unemployment Insurance Commissioner.

SARS INTEREST RATES

RATES OF INTEREST                                               RATE
EFFECTIVE FROM 1 SEPTEMBER 2005
--------------------------------------------------------------------------------
Fringe benefits - interest-free or                           8% p.a.
low-interest loan
--------------------------------------------------------------------------------
EFFECTIVE FROM 1 NOVEMBER 2004
--------------------------------------------------------------------------------
Late or underpayments of tax                              10,5% p.a.
--------------------------------------------------------------------------------
Refund of overpayments of provisional tax                  6,5% p.a.
--------------------------------------------------------------------------------
Refund of tax on successful appeal or where
the appeal was conceded by SARS                           10,5% p.a.
--------------------------------------------------------------------------------
Refund of VAT after prescribed period                     10,5% p.a.
--------------------------------------------------------------------------------
Late payments of VAT                                      10,5% p.a.
--------------------------------------------------------------------------------
Customs and Excise                                        10,5% p.a.
--------------------------------------------------------------------------------

What is in the Budget for INDIVIDUALS?
--------------------------------------------------------------------------------

INCOME TAX RELIEF FOR EVERYONE!

R13,5 billion individual income tax rate relief

This means that an individual younger than 65 years of age earning -

o  R40 000 or less pays no income tax

o  R60 000 pays tax equal to an average rate of 6 per cent of the earnings and saves R900 tax a year

o  R120 000 pays tax equal to an average rate of 13 per cent of the earnings and saves R2 300 tax a year

o  R400 000 pays tax equal to an average rate of 27 per cent of the earnings and saves R9 900 tax a year

Increased exemption for interest income and distributions from unit trusts

The annual exemption for individuals younger than 65 years of age is raised from
R15 000 to R16 500. The exemption for individuals 65 years of age and older is raised from R22 000 to R24 500.

This means that -

o  A 40 year old individual investing R250 000 in a savings account at 6,5 per cent interest per annum is not taxed on the interest income of R16 250.

o  A pensioner and the pensioner's spouse (both older than 65) each invests R350
   000 (in total R700 000) and earn interest of 7 per cent per annum. They will not pay tax on the combined interest income of R49 000 earned during the tax year.

Increased exclusion for capital gains

o  The annual exclusion for individuals is raised from R10 000 to R12 500

o  The primary residence exclusion is raised from R1 000 000 to R1 500 000

Claims against motor vehicle allowance for business travel

Updated cost tables will apply from 1 March 2006 which reflect current fixed, fuel and maintenance cost.

Transfer duty payable on the purchase of property is reduced significantly

THIS MEANS THAT THE PURCHASER OF A PROPERTY COSTING -

o  R500 000, pays no transfer duty

o  R1 000 000, pays transfer duty of R25 000

Cut in retirement fund tax from 18% to 9% to assist individuals to accumulate savings for retirement

Electronic filing of tax returns

To help some individuals who earn only a basic salary or wage to file their tax returns electronically, eFiling will be introduced by June 2006. SARS will select employers who provide employees' tax information electronically and will make eFiling available to qualifying employees of those employers.

Pay-as-you-earn (PAYE) on motor vehicle allowance increased

The portion of a motor vehicle allowance subject to PAYE is increased from 50%
to 60%.

Excise tax is increased as follows:

o  Malt beer - 5c per 340ml can

o  Wine - 13c per 750 ml bottle

o  Spirits - R1,54 per 750ml bottle

o  Cigarettes - 52c per packet of 20

Road Accident Fund levy increased by 5 cents a litre

What is in the Budget for BUSINESSES?
--------------------------------------------------------------------------------

o  Tax amnesty for small business

   Taxes, interest and penalties on previously undisclosed amounts for tax years before 2005 are waived. The amnesty applies to small businesses with an annual turnover of less than R5 million for the 2005 tax year. These businesses will be expected to pay a 10% non-disclosure penalty plus tax due for the 2005 tax year. The first phase of the amnesty runs from 1 August 2006 until 31 May 2007 and applies to the taxi industry. The effective date of the second phase will be announced later this year.

o  Small business corporations turnover limit increased from R6 million to R14 million, taxable income up to R40 000 exempt and up to R300 000 subject to a reduced 10% rate

o  Abolish Regional Service Council levies from 1 July 2006 This is more broad-based relief than a reduction in corporate income tax or STC. The benefit to businesses is approximately equal to a 2 per cent cut in the corporate tax rate.

o  Improve attractiveness of learnership incentive

   o  Extend learnership tax incentive to 2011

   o  Increase deductible amounts on registration and completion of learnerships

   o  Introduce increased deductions for disabled persons

o  Deduction of 150 per cent of certain research and development expenditure o
   Eliminate ad valorem excise duties on facsimile machines and vending machines

o  Commence with phasing in of an advance ruling system

o  eFiling of income tax returns

   A pilot programme of eFiling for large company income tax returns will commence in 2006

o  General anti-avoidance rule

   A discussion paper on strengthening the general anti-avoidance rule was released in November 2005. Comments received will be evaluated before legislation is proposed. The due date for comment on the paper has been extended to 28 February 2006.

o  Introduction of a diamond export levy and investigation of a tax on windfall profits of the synthetic fuel industry